Form 20-F
period 2012-12-31
AEGON NV
filed 2013-03-22
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10882

-

Aegon N.V.

(Exact name of Registrant as specified in its charter)

-

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Aegonplein 50, PO Box 85, 2501 CB The Hague, The Netherlands

(Address of principal executive offices)

D. D. Button

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

☐ Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  No ☒

Annual Report

on Form 20-F 2012

AEGON

TransformTomorrow

I

Cross reference table Form 20-F

Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information

3A	Selected financial data	13-15

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	86-101; 164-212
Item 4	Information on the Company

4A	History and development of the company	12; 17-83; 278-279

4B	Business overview	16; 31-42; 47-51; 56-60; 67-83

4C	Organizational structure	12

4D	Property, plants and equipment	316
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects

5A	Operating results	17-30; 43-46; 52-55; 61-66; 164-212; 265-269

5B	Liquidity and capital resources	102-104; 242-244; 269-271

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	8-9

5E	Off-balance sheet arrangements	272-275; 275-276

5F	Tabular disclosure of contractual obligations	209-210; 272-278

5G	Safe harbor	n/a
Item 6	Directors, Senior Management and Employees

6A	Directors and senior management	6-7; 111-112

6B	Compensation	113-119; 123; 221-224; 282-286

6C	Board practices	6-7; 106-112; 120-124

6D	Employees	316-317

6E	Share ownership	121-122; 282-286
Item 7	Major Shareholders and Related Party Transactions

7A	Major shareholders	307-309

7B	Related party transactions	282-286

7C	Interest of experts and counsel	n/a
Item 8	Financial Information

8A	Consolidated Statements and Other Financial Information	132-138; 290-291

8B	Significant Changes	n/a

Annual Report on Form 20-F 2012	II

Item 9	The Offer and Listing

9A	Offer and listing details	318

9B	Plan of distribution	n/a

9C	Markets	318

9D	Selling shareholders	n/a

9E	Dilution	n/a

9F	Expenses of the issue	n/a
Item 10	Additional Information

10A	Share capital	n/a

10B	Memorandum and articles of association	319-320

10C	Material contracts	320

10D	Exchange controls	321

10E	Taxation	321-327

10F	Dividends and paying agents	n/a

10G	Statement by experts	n/a

10H	Documents on display	328

10I	Subsidiary Information	n/a
Item 11	Quantitative and Qualitative Disclosures About Market Risk	86; 176-212
Item 12	Description of Securities Other than Equity Securities	n/a
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	127-128
Item 16A	Audit committee financial expert	108-109

16B	Code of Ethics	126

16C	Principal Accountant Fees and Services	327-328

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	328

16F	Change in Registrant’s Certifying Accountant	n/a

16G	Corporate Governance	120-124

16H	Mine Safety Disclosure	n/a
Item 17	Financial Statements	129-288
Item 18	Financial Statements	129-288
Item 19	Exhibits	338

Annual Report on Form 20-F 2012	3

Introduction

Filing

This document contains Aegon’s Annual Report 2012 and will also be filed as Aegon’s Annual Report on Form 20-F with the United States Securities and Exchange Commission (SEC).

About this report

This report serves as Aegon’s Annual Report prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), and with Part 9 of Book 2 of the Dutch Civil Code for the year ended December 31, 2012, for Aegon N.V. (the company) and its subsidiaries (collectively known as Aegon). This report presents the Consolidated Financial Statements of Aegon (pages 132-286) and the Parent Company Financial Statements of Aegon (pages 290-304). Cross references to Form 20-F are set out on pages I-II of this report.

Presentation of certain information

Aegon N.V. is referred to in this document as “Aegon,” or “the company.” Aegon N.V. together with its member companies are referred to as the “Aegon Group.” For such purposes, “member companies” means, in relation to Aegon N.V., those companies that are required to be consolidated in accordance with legislative requirements of the Netherlands relating to consolidated accounts.

References to the “NYSE” are to the New York Stock Exchange and references to the “SEC” are to the Securities and Exchange Commission. Aegon uses “EUR” and “euro” when referring to the lawful currency of the member states of the European Monetary Union; “USD,” and “US dollar” when referring to the lawful currency of the United States of America; “GBP”, “UK pound” and “pound sterling” when referring to the lawful currency of the United Kingdom; “CAD” and “Canadian dollar” when referring to the lawful currency of Canada; “PLN” when referring to the lawful currency of Poland; “CNY” when referring to the lawful currency of the People’s Republic of China; “RON” when referring to the lawful currency of Romania; “HUF” when referring to the lawful currency of Hungary; “TRY” when referring to the lawful currency of Turkey and “CZK” when referring to the lawful currency of Czech Republic.

Aegon prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

Other than for SEC reporting, Aegon prepares its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared to those indicated in this Annual Report on Form 20-F.

A reconciliation between IFRS-EU and IFRS is included in note 2.1 to the consolidated financial statements.

4	Strategic information Letter of the CEO

Letter of the CEO

There has never been a better time - or a greater need - for Aegon’s core business of helping people achieve long-term financial security and peace of mind. I am therefore pleased to report that during 2012 we made meaningful progress in transforming Aegon’s ability to better understand the needs of our customers.

Faced with lingering uncertainty over the current economic environment, individuals and families seek broader options in managing their finances and planning for retirement - not only with regard to the solutions available, but in how they access them. At the same time, both our current and future customers increasingly demand new ways of interacting with us, and with the ease that online technology makes possible in their many other commercial and social interactions. They also bring greater scrutiny to the products and services we provide - and are readily aware of alternatives available elsewhere. They expect higher levels of service, clearer communications and the assurance that the products we provide them actually address the specific needs they have identified. We believe these circumstances present a tremendous opportunity for Aegon, but they require that we change the way we think about and manage our business.

It is for these reasons that we have embarked on a journey to get much closer to the people who depend on us. During the past year, our management has taken a number of decisive steps to realign our businesses and improve our interactions with customers. These include working to re-establish and strengthen their trust; working to leverage the potential of digital technology to provide greater customer access, better service and a distinctive, positive experience, and at the same time, working to create greater simplicity and transparency in our products and services. Clear examples of how our customer-centric approach is being integrated in all parts of our businesses include involving actual customers in rewriting marketing brochures and correspondence so that they are easily understood by all customers, simplifying back-office systems, introducing new products and online distribution channels and using social media to strengthen customer relationships and Aegon’s brand identity. We have also engaged Aegon employees through in-depth discussions about the basis of our strategy to ensure broad understanding and a clear view for how each and every person can contribute to our ambitions. We recognize the essential role our employees play in creating the level of customer loyalty that will distinguish Aegon as a leader in each of our markets. Consequently, we are committed to providing the training and tools necessary for personal and professional development, as well as fostering a culture of innovation whereby new ideas and approaches have the opportunity to be heard and implemented.

Aegon is today a company transformed by the actions we have taken to realign our entire organization to a very simple objective: putting the customer first in everything we do, as well as how we do it. In the Americas, the United Kingdom and the Netherlands we have been working to streamline our operations in order to improve our ability to respond to market opportunities. In these established markets, we are committed to further leveraging our strong capabilities to address the needs of the “at-retirement” population, those looking to retire in a few short years and needing to make provisions for a steady income during retirement. Given the continued shift in responsibilities of retirement security from governments and employers to individuals - and with people living longer than at any other time in history - we are determined to fully exploit our expertise in providing the long-term financial guarantees which create the possibility for a retirement with confidence and dignity.

Within our newer markets in Asia, Central & Eastern Europe and Latin America, we are making steady progress in building sustainable businesses, as well as strengthening and developing new approaches in digital distribution. In these markets the potential for protection and savings products is significant, and we intend to serve a larger share of the developing need.

Ensuring that our ability to keep the promises we make to our customers is never in doubt, we have substantially improved Aegon’s risk profile, while maintaining a strong balance sheet and capital position - advantages that have served us well in the continuing economic turmoil. With interest rates at historic lows, we have repriced certain products, lowered guarantees of others, and ceased selling those that no longer offer value for our customers or reflect our risk-return discipline. We have likewise maintained a sharp focus on reducing our costs, recognizing that in this new environment we must now compete with non-traditional providers who increasingly sell financial products online or through retail outlets, and typically with a much lower cost base. Moreover, reducing costs is essential to our ability not only to improve the returns generated by our businesses, but on the capital our shareholders continue to provide.

During the course of 2012, we have further strengthened our broader commitments to society and defined additional criteria for measuring our performance, beyond financial metrics.

Annual Report on Form 20-F 2012	5

Last year, we joined other leading insurance companies in signing the United Nations Principles for Sustainable Insurance. These four principles aim to incorporate sustainability measurers into the day-to-day management of business operations and we have established clear targets reflecting our commitment to them. In addition, we have developed a new Responsible Investment Policy to ensure that as a substantial investor we also take environmental, economic, social and governance factors into account - in addition to financial performance - when making decisions to invest in other companies.

Our ambition has not changed - it is to be a leader in all our chosen markets. This does not necessarily mean being the largest provider, though sufficient scale is necessary to offer products at competitive prices and also attract the most talented employees. Ultimately, we define leadership as being the most recommended by customers, by business partners and our intermediaries - and, equally important - being the most preferred employer in our sector.

On behalf of our management team, I wish to thank our talented and dedicated colleagues around the world who each day commit themselves to delivering on our promises, improving our operations and making a positive difference in the communities in which they work and live. They have been responsible for changing Aegon for the better during these past several years and continue to be our greatest advantage in competing successfully in the new environment which is redefining our business.

We are likewise grateful for the continued confidence of our many other stakeholders and pledge our determined efforts to further justify that confidence, while creating the long-term value that they, and all who entrust us with their financial security needs, have every reason to expect.

Alex Wynaendts

Chief Executive Officer and Chairman

of the Executive Board of Aegon N.V.

6	Strategic information Composition of the Executive Board and the Management Board

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

Jan J. Nooitgedagt (1953, Dutch)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Jan Nooitgedagt has worked in Europe’s financial services sector for over 30 years. Formerly with PWC, he joined Ernst & Young in 1980, becoming a partner in the firm in 1989. Mr. Nooitgedagt headed Ernst & Young’s financial services business in the Netherlands for five years until his appointment in 2005 to the firm’s Executive Committee. A year later, Mr. Nooitgedagt was appointed Chairman of Ernst & Young in the Netherlands and became Managing Partner for the Netherlands and Belgium in July 2008. He was appointed member of Aegon’s Executive Board and Chief Financial Officer in April 2009. Mr. Nooitgedagt will retire at the end of his current term (May 2013), in line with Aegon’s retirement arrangements for Executive Board members. Mr. Nooitgedagt is a member of the Supervisory Board of Bank Nederlandse Gemeenten N.V. (not listed) and Chairman of the Supervisory Board of Nyenrode Foundation (not listed).

Adrian Grace (1963, British)

Member of the Management Board

Chief Executive Officer of Aegon UK

Adrian Grace built his career at GE Capital, where he held a variety of business development roles including periods based in the US and Far East. Mr. Grace also held managing director roles at Sage Group, HBoS and Barclays Insurance, and is a member of the Board of Scottish Financial Enterprise and the Association of British Insurers. Mr. Grace was appointed Chief Operating Officer of Aegon UK in February 2010, and then CEO in March 2011. He was appointed to Aegon’s Management Board in 2012.

Tom Grondin (1969, Canadian)

Member of the Management Board

Chief Risk Officer of Aegon N.V.

Tom Grondin began his career working in various positions in Canadian insurance companies. In 1997 he moved to the United States to take up a position at Tillinghast-Towers Perrin as a consultant. Mr. Grondin joined Aegon in 2000 as Director of Product Development and Risk Management and was later promoted to Chief Actuary of Aegon USA’s Institutional Markets operating unit. Mr. Grondin was appointed Chief Risk Officer of Aegon N.V. in August 2003 and a member of Aegon’s Management Board on January 1, 2013.

Marco B.A. Keim (1962, Dutch)

Member of the Management Board

Chief Executive Officer of Aegon the Netherlands

Marco Keim began his career with accountants Coopers & Lybrand/Van Dien. Mr. Keim has also worked for aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a member of the Board. Three years later, Mr. Keim was appointed CEO. In June 2008, he became CEO of Aegon the Netherlands and a member of Aegon’s Management Board.

Annual Report on Form 20-F 2012	7

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

Mark Mullin (1963, American)

Member of the Management Board

Chief Executive Officer of Aegon Americas

Mark Mullin has spent more than 20 years with Aegon in various management positions in both the United States and Europe. Mr. Mullin has served as President and CEO of one of Aegon’s US subsidiaries, Diversified, and as head of the company’s annuity and mutual fund businesses. In January 2009, he was named President of Aegon Americas and he became President and CEO of Aegon Americas and a member of the Management Board one year later.

8	Strategic information Aegon’s strategy

Aegon’s strategy

Aegon is an international provider of life insurance, pensions and asset management products, with businesses in more than 20 markets in the Americas, Europe and Asia and EUR 458 billion in revenue-generating investments. Aegon employs over 24,000 people, who serve millions of customers across the globe.

Aegon’s ambition is to become a leader in all its chosen markets by 2015. This means becoming the most recommended life and pensions provider among customers, the preferred partner among distributors, and the employer of choice for both current and prospective employees. Aegon is focused on reshaping its business, forging new direct relationships and earning customers’ trust.

Since the 2008 financial crisis, Aegon has undergone a significant financial transformation, including rationalizing its portfolio (for example divestment of its reinsurance business in the United States and Guardian in the United Kingdom), major cost restructurings in its main markets and running-off or de-emphasizing several of its US-based businesses, due to the historically low interest rate environment. In 2011, Aegon completed full repayment of the capital support provided by the Dutch government at the beginning of the financial crisis.

These actions have enabled Aegon to achieve a solid financial position and deal effectively with the persistent market uncertainty, while reshaping its businesses to better serve the developing and varied needs of its customers seeking long-term financial security. During 2012, Aegon continued its divestment of non-core businesses, while capturing new business opportunities and further strengthening business prospects in its main markets. This includes increasing earnings generated from fee-based business (versus earnings derived from spread business dependent on interest rate spreads) as one of the key elements of the company’s strategy to reduce its exposure to financial markets.

Market conditions

The global economy weakened over the course of 2012. The United States continued its moderate recovery, however, the eurozone dropped back into recession.

The US growth rate of approximately 2% compares favorably to Western Europe. However, it is seen as too weak to significantly improve labor market conditions. To support economic growth the Federal Reserve in September 2012 announced its third quantitative easing program. Furthermore, the Federal Reserve stated its intention to keep the Federal funds rate near zero until at least mid-2015. Toward the end of 2012, further economic uncertainty arose over the legislative budget impasse in the United States and the prospect of the “fiscal cliff.” This refers to automatic austerity measures of roughly 5% of the Gross

Domestic Product being enacted in the event that Congress and the Administration are unable to reach agreement on measurers to address the sizeable budget deficit. A positive development in 2012 was the early improvement experienced in the US housing market.

In Europe, economic growth deteriorated due to the eurocrisis and the severe austerity measures being implemented. Greece, Italy, Portugal and Spain all experienced deep recessions, but other countries were also negatively affected. The German economy grew by approximately 1%, France experienced stagnant growth, while the United Kingdom, the Netherlands and the southern peripheral economies were in a state of recession. Growth also slowed in Central & Eastern Europe, Asia and Latin America. The emerging markets were adversely impacted by a combination of effects from the advanced economies and unfavorable domestic developments.

At the start of 2012, spreads on peripheral bonds decreased due to large liquidity operations by the European Central Bank (ECB). The positive sentiment proved to be short-lived. Toward the summer, the eurocrisis deepened as financial market pressures intensified, especially with respect to Spain, and to a lesser extent to Italy. The deepening of the crisis necessitated additional policy measures at national and European level. National authorities expanded their austerity programs. The European Council started negotiations on the banking union and agreed on broadening of the European Stability Mechanism (ESM) mandate. Mario Draghi, the president of the ECB, pledged to do “whatever it takes” to save the euro and the ECB announced the possibility to undertake so-called Outright Monetary Transactions (OMTs), through which it can purchase government securities of countries requesting assistance from the European Financial Stability Facility /ESM. The eurozone members progressed toward a solution for troubled Greece. The combination of measures resulted in a significant easing of market pressures.

The “safe haven” German 10-year interest rates dropped to below 1.2% at the height of the eurozone crisis. With the easing of market pressures, interest rates increased somewhat, but remain at very low levels. At the short end of the yield curve, German interest rates remained close to, or below, zero.

The deepening of the eurocrisis resulted in a weakening of the euro against the US dollar, which was reversed with the easing

Annual Report on Form 20-F 2012	9

of the crisis. The euro ended the year at approximately the same level against the US dollar as at the beginning of 2012.

Despite the difficult economic environment and a drop over the second quarter of 2012, the main equity markets ended the year higher than at the beginning of the year.

The easing of financial market conditions is a welcome development. However, the continuing fragile economic environment, the large degree of uncertainty and, especially the low interest rate environment, remain challenges going forward. It would be helpful if, in 2013, further progress is made in resolving the broad range of macroeconomic difficulties and the outlook for economic growth improves.

Long-term industry trends

The life insurance and pensions industry is still going through a period of significant change, with increasing and changing customer demands and the resulting impact of new digital technologies. Moreover, the industry will continue to face further regulatory reforms and changing capital requirements under Solvency II.

These conditions notwithstanding, there are several factors creating significant growth potential for Aegon’s businesses:

¿

People are living longer, healthier lives. In many countries, people are spending longer in retirement than before, and there is a growing demand for life insurance, private pensions and long-term investment products.

¿

Reduced safety net. Fewer economically active people fund the traditional safety net of pay-as-you-go state pensions. As a result, governments, particularly in Europe, are under pressure to reform pension systems. At the same time, individuals increasingly rely on private sector providers to help them finance their retirement. The private sector providers are well-positioned to offer this service, while facing the challenge of low interest rates and volatile equity market returns.

¿

Customer behavior is changing. Customers are more aware of financial risk and consequently demand simpler, more transparent products with clear financial guarantees. At the same time, public trust in the financial sector has diminished. Governments are introducing new regulations to protect consumers while there is increasing pressure for the industry to become more customer-centric.

¿

Distribution patterns are changing due to new technology and changes in the regulatory environment. Customers are increasingly using the internet and social media to identify, research and purchase financial products. In some countries, this has led to the emergence of new competitors using online distribution models, or non-traditional suppliers such as supermarkets and retailers. Established providers are under increasing pressure to reduce costs and adapt their distribution mix. Tighter government regulation to reduce commission-based selling (for example the Retail Distribution Review in the United Kingdom, new regulation in the Netherlands) will lead to changes in business models across the industry.

¿

Emerging markets are becoming more important. Economic growth and political reform have opened up new markets in Central & Eastern Europe, Asia and Latin America. In these markets, a new and ambitious middle class is emerging, creating an increased demand for life insurance, pensions and asset management products and services. Given that these fast-growing markets have the lowest life insurance penetration, the potential in these markets is substantial. China and India account for 40% of the world’s population, but currently only 8% of the global life insurance market.

Aegon’s strategy

Aegon’s purpose is to help people take responsibility for their financial future. The company focuses on offering understandable products and services in the protection, savings and retirement market. Aegon has successfully transformed its risk profile, strengthened its capital base and simultaneously reduced its overall cost base. As a result, Aegon is now well-positioned to meet the rapidly changing demands of aging populations and an increasingly affluent developing world.

Aegon’s services have never been more needed, yet it is still adapting to the new reality. The company is actively identifying new and growing market opportunities, as well as working to better understand the essential financial needs of all its customers, while adjusting products and services accordingly. Simultaneously, it is transforming itself further to compete in the new environment and respond effectively to new competitors and regulation.

Aegon has to get much closer to the people who depend on its products and services. A key element of Aegon’s strategy is to get closer to its customers by utilizing technology and investing in innovative capabilities to address customer needs at every stage of the life cycle. Bringing established protection and saving products to new and emerging markets in Central & Eastern Europe, Asia and Latin America, as well as continuing to develop Aegon’s products to meet changing customer needs remains to be one of the company’s most immediate and important goals.

Aegon is pursuing these objectives by:

¿	Reshaping its businesses,
¿	Forging new direct relationships and
¿	Earning customers’ trust by putting them first in everything it does.

10	Strategic information Aegon’s strategy

Aegon’s ambition is to become a leader in all its chosen markets by 2015.

In order to achieve its ambition, Aegon has defined four strategic areas of focus which it regards as essential to positioning its businesses for the future. During 2012, the company continued to make clear progress within each of these key strategic objectives:

Optimize portfolio - Focus on those businesses that reflect Aegon’s core expertise and which adhere to Aegon’s risk and return requirements.

¿	Despite challenging market conditions, Aegon’s market share has been growing in various segments or remains stable across most of its businesses.
¿

Continuing its business transformation, Aegon divested its stake in Prisma (a 3rd party asset manager in the United States) and exited its Spanish joint venture with Banca Civica, while continuing to actively manage its other joint venture relationships in Spain given the structural reform program that has been implemented in Spain’s financial sector, which triggered a wave of mergers and acquisitions among Aegon’s distribution partners. In early 2013, Aegon also reached an agreement to exit its partnership with Unnim, another of its bank joint ventures in the Spanish market. In December, Aegon entered into an exclusive 25- year strategic partnership with Banco Santander, Spain’s largest financial group, to distribute both protection and general insurance products through the group’s extensive network of over 4,600 bank branches (including Banesto, Banif and Openbank). This partnership provides Aegon access to a potential client base of over twelve million customers. Also in December, Aegon entered into its seventh market in the Central Eastern European region with its acquisition of Fidem Life in Ukraine, the country’s fifth largest life insurance provider. This newest market entry is consistent with Aegon’s focus on those developing markets with a growing need for its core products and services and strong economic development prospects.

¿

Intent on developing a closer and ongoing relationship with customers to serve their broader financial needs, Aegon is making substantial investments in digital technology to increase direct access to customers and provide intermediaries with the necessary means to do so as well. In 2012, the company launched several initiatives focusing on building digital customer relationships, including its Retirement Choices platform in the United Kingdom, online bank Knab in the Netherlands, LifeQuote in the United States - an online platform to assess personal need and secure a preliminary pricing quote - and iHealth, the first online health product launched in India.
¿

Aegon continues to extend its at-retirement propositions in the company’s main markets to better address the needs of its customers intent on accumulating assets even while facing retirement, and then manage those assets for a longer period of time once having fully entered retirement. Aegon achieved substantial growth in retirement-related products and services, including its strong variable annuity business. This further supports the company’s shift from spread-based business to fee-based business.

Enhance customer loyalty - Establish a long-term relationship with customers to serve their diverse needs throughout the life cycle; providing simpler, transparent products and services.

¿

In order to ensure that Aegon fully understands the developing needs of its customers, Aegon’s businesses have continued to adopt the Net Promoter Score (NPS) methodology to regularly measure customer loyalty on a consistent basis. NPS is now measured in 74% of the company’s businesses. The results are used to further enhance service levels and increase client satisfaction.

¿	Aegon successfully rolled-out a branding campaign around the “Transform Tomorrow” theme for its Transamerica businesses and adopted this same tagline in its own brand positioning.

Deliver operational excellence - Fully leverage Aegon’s significant expertise and resources across the organization; investing in technology to drive innovation and further enable cost and operational efficiencies.

¿

In restructuring its main businesses in the United States, the United Kingdom and the Netherlands, Aegon has significantly reduced operating costs. In the United States the company lowered expenses in its main Life & Protection business by USD 100 million; in the United Kingdom costs have been reduced by 25%; in the Netherlands, Aegon will save an additional EUR 100 million.

¿

Aegon received the Life Transaction of the Year Award for excellence and innovation in the insurance sector. The award is based on a transaction with Deutsche Bank to offset tail risk related to longevity. The innovative “swap” transaction was the first of its kind in Europe.

¿	Aegon continues to improve service quality across its local businesses.

Annual Report on Form 20-F 2012	11

Empower employees - Provide the environment and resources necessary for employees to realize their full potential, while fostering a customer-centric culture that embraces new thinking and new approaches for responding to opportunities and customer demand.

¿	Actions to address the results of the Global Employee Survey in 2011 have been successfully implemented. The second Employee Survey was launched in January 2013.
¿

To ensure that Aegon’s employees are in a position to fully understand customer needs, the company launched Customer License Programs in several businesses, whereby non-customer facing employees are able to engage directly with customers or experience Aegon from a customer perspective.

¿

As part of its global approach for identifying and supporting Aegon’s talent, the company conducted talent reviews in all its businesses in order to identify those with the highest potential in the organization and to ensure that they are fully supported in their professional development.

¿

Senior management committed to a broad engagement program to ensure that employees within their country and business units understand the strategic direction of Aegon, and importantly, how the strategy relates to individual roles and responsibilities. A series of Town Hall meetings, as well as intranet-based tools and insight articles were created to support alignment across the organization.

Solvency II

Despite the continued uncertainty around the implementation date of Solvency II, Aegon has continued to remain on track with its preparations. Aegon has allocated considerable resources to the development of its partial internal model. This model is currently in the pre-application phase with Aegon’s College of Supervisors. Through its engagement with several industry bodies, Aegon actively participates in discussions surrounding Solvency II with the aim of contributing to the resolution of outstanding issues. In particular, it provides input to discussions around appropriate measures to address long-term guarantee issues. A number of Aegon companies were requested by their national supervisory authorities to participate in the recent long-term guarantees assessment. Aegon has set up risk management processes and governance structures in line with Solvency II requirements so as to actively manage its business in a market-consistent and risk-sensitive manner. These processes and structures include product pricing, asset and liability management, capital management, and business strategy setting. Aegon is also continuing with refining its Own Risk and Solvency Assessment (ORSA). Aegon has started analyzing the reporting requirements in order to optimize its reporting process and align it with the requirements expected to be introduced by Solvency II. To ensure Aegon is not put at a competitive disadvantage in the way that Solvency II is implemented, Aegon is contributing to the discussions with European and US regulators and supervisors. The outcome of the EU-US Dialogue Project agreement at the end of 2012 - to pursue seven common objectives over the next five years - is an important step towards convergence between EU and US prudential regimes and will be the basis for equivalence recognition. In addition, Aegon is actively participating in a global initiative by the International Association of Insurance Supervisors (IAIS) to establish a common framework for the supervision of internationally active insurance groups (ComFrame). Aegon is on track with the ongoing transition of embedding Solvency II requirements into its existing business processes in a “business as usual” environment, while simultaneously keeping abreast of the latest regulatory developments.

12	Business overview History and development of Aegon

Business overview

History and development of Aegon

Aegon N.V., domiciled in the Netherlands, is a public limited liability company organized under Dutch law. Aegon N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800s.

Aegon N.V., through its member companies that are collectively referred to as Aegon or the Aegon Group, is an international life insurance, pensions and asset management company. Aegon is headquartered in the Netherlands and employs, through its subsidiaries, approximately 24,000 people worldwide. Aegon’s common shares are listed on stock exchanges in Amsterdam (NYSE Euronext) and New York (NYSE).

Aegon N.V. is a holding company. Aegon’s businesses focus on life insurance, pensions and asset management. Aegon is also active in accident, supplemental health, general insurance, and has some limited banking activities. The company’s operations are conducted through its operating subsidiaries.

The main operating units of Aegon are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities, Aegon International B.V., which serves as a holding company for the Group companies of all non-European countries and Aegon Asset Management B.V., the holding company for some of its asset management entities.

Aegon operates in more than 20 countries in the Americas, Europe and Asia, serving millions of customers. Its main markets are the United States, the Netherlands and the United Kingdom.

The company encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on helping people take responsibility for their financial future. Aegon uses a multi-brand, multichannel distribution approach to meet its customers’ needs.

Aegon has the following reportable operating segments: the Americas (which include the United States, Canada, Brazil and Mexico), the Netherlands, the United Kingdom, and New Markets, which includes a number of countries in CEE and Asia, Spain, France, Aegon Asset Management, and Variable Annuities Europe.

Annual Report on Form 20-F 2012	13

Selected financial data

The financial results in this Annual Report are based on Aegon’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the presentation of the financial statements and that require complex estimates or significant judgment are described in the notes to the financial statements.

A summary of historical financial data is found in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2012	2011	2010	2009	2008
Amounts based upon IFRS
Premium income	19,526	19,521	21,097	19,473	22,409
Investment income	8,501	8,167	8,762	8,681	9,965
Total revenues 1)	29,937	29,159	31,608	29,751	34,082
Income/ (loss) before tax	1,852	916	1,914	(464)	(1,061)
Net income/ (loss)	1,532	872	1,760	204	(1,082)

Earnings per common share
Basic	0.67	(0.06)	0.76	(0.16)	(0.92)
Diluted	0.67	(0.06)	0.68	(0.16)	(0.92)

[1] Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

Selected consolidated balance sheet information
In million EUR (except per share amount)	2012	2011	2010	2009	2008
Amounts based upon IFRS
Total assets	366,066	345,576	331,995	298,540	289,156
Insurance and investment contracts	278,266	270,679	270,693	248,903	240,030
Trust pass-through securities and (subordinated) borrowings 1)	12,881	10,040	8,604	7,314	4,824
Shareholders’ equity	24,630	21,000	17,328	12,273	6,169

[1] Excludes bank overdrafts

Number of common shares
In thousands	2012	2011	2010	2009	2008
Balance at January 1	1,909,654	1,736,049	1,736,049	1,578,227	1,636,545
Share issuance	-	173,605	-	157,822	-
Stock dividends	62,376	-	-	-	41,452
Share withdrawal	-	-	-	-	(99,770)
Balance at end of period	1,972,030	1,909,654	1,736,049	1,736,049	1,578,227

14	Business overview Selected financial data

Dividends

Aegon declared interim and final dividends on common shares for the years 2008 through 2011 in the amounts set forth in the following table. The 2012 interim dividend amounted to EUR 0.10 per common share. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 14, 2012. At the General Meeting of Shareholders on May 15, 2013, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of

EUR 0.11 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for 2012 to EUR 0.21. Dividends in US dollars are calculated based on the foreign exchange reference rate as published each working day at 14:15 hours by the European Central Bank on the business day following the announcement of the interim dividend or on the business day following the General Meeting of Shareholders approving the relevant final dividend.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total
2008	0.30	-	0.30	0.45	-	0.45
2009	-	-	-	-	-	-
2010	-	-	-	-	-	-
2011	-	0.10	0.10	-	0.13	0.13
2012	0.10	0.112)	0.21	0.12	-	-

[1]	Paid at each shareholder’s option in cash or in stock
[2]	Proposed

The annual dividend on Aegon’s class A and class B preferred shares is calculated on the basis of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on NYSE Euronext Amsterdam’s first working day of the financial year to which the dividend relates. Apart from this, no other dividend is paid on the preferred shares. This resulted in a rate of 2.75% for the year 2011. Applying this rate to the weighted average paid-in capital of its preferred shares during 2011, the total amount of annual dividends Aegon made in 2012 on its preferred shares for the year 2011 was EUR 59 million. The rate for annual dividends, if any, on preferred shares to be made in 2013 for the year 2012, as determined on January 1, 2012, is 2.75% and the annual dividends, if any, on preferred shares for the year 2012, based on the weighted average paid-in capital on the preferred shares during 2012 will be EUR 59 million.

Exchange rates

Fluctuations in the exchange rate between the euro and the US dollar will affect the dollar equivalent of the euro price of Aegon’s common shares traded on NYSE Euronext Amsterdam and, as a result, are likely to impact the market price of Aegon’s common shares in the United States. Such fluctuations will also affect any US dollar amounts received by holders of common shares upon conversion of any cash dividends paid in euros on Aegon’s common shares.

As of March 1, 2013, the USD exchange rate was EUR 1 = USD 1.2988.

The high and low exchange rates for the US dollar per euro for each of the last six months through February 2013 are set forth below:

Closing rates	Sept. 2012	Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013
High (USD per EUR)	1.3142	1.3133	1.3010	1.3260	1.3584	1.3692
Low (USD per EUR)	1.2566	1.2876	1.2715	1.2930	1.3047	1.3054

Annual Report on Form 20-F 2012	15

The average exchange rates for the US dollar per euro for the five years ended December 31, 2012, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate[1]
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.4002
2012	1.2909

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

16	Business overview Business lines

Business lines

Americas

Includes Aegon’s businesses and operating units in the United States, Canada, Brazil and Mexico.

¿  Life & Protection

Products with mortality, morbidity and longevity risks, including traditional and universal life, as well as endowment, term and whole life insurance products. Accident and health business, including accidental death and dismemberment insurance, critical illness, cancer treatment, disability, income protection and long-term care insurance.

¿   Individual Savings & Retirement

Primarily fixed and variable annuity products and retail mutual funds.

¿  Employer Solutions & Pensions

Includes both individual and group pensions, as well as 401(k) plans and similar products usually sponsored by, or obtained via, an employer.

The Netherlands

¿  Life & Savings

Products with mortality, morbidity, and longevity risks, including traditional and universal life, as well as employer, endowment, term, whole life insurance products, mortgages, saving deposits and annuity products.

¿  Pensions

Individual and group pensions usually sponsored by, or obtained via, an employer.

¿   Non-life

General insurance, consisting mainly of automotive, liability, disability, household insurance and fire protection.

¿  Distribution

Aegon’s Unirobe Meeùs distribution business.

United Kingdom

¿  Life

Immediate annuities, individual protection products, such as term insurance, critical illness and income protection.

¿  Pensions

Individual pensions, including self invested personal pensions and income drawdown products. Group pensions, sponsored by, or obtained via, an employer.

¿   Distribution

Relates to Aegon’s financial advice businesses, Origen and Positive Solutions.

New Markets

Includes all businesses and operating units in Central & Eastern Europe, Asia, Spain and France as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management.

¿   Central & Eastern Europe

Active in six countries: Czech Republic, Hungary, Poland, Romania, Slovakia and Turkey. Includes life insurance, individual and group pension products, savings and investments, as well as general insurance. At the end of 2012, Aegon entered into an agreement to acquire a life insurance company in Ukraine.

¿   Spain

Distribution partnerships with Spanish banks, offering life insurance, accident and health insurance and investment products.

¿  France

Partnership with French insurer and pension specialist AG2R La Mondiale.

¿   Asia

Direct and affinity products are marketed in Asia through Aegon Direct & Affinity Marketing Services. Aegon offers life insurance to high-net-worth individuals via the Transamerica brand Transamerica Life Bermuda. There are joint ventures in China, India and Japan. Products include (term) life insurance in China and India and variable annuities in Japan.

¿  Variable Annuities Europe

Variable annuities offered by Aegon companies operating in Europe and international/offshore bonds for the UK market.

¿  Aegon Asset Management

Asset management products, including both equity and fixed income, covering third party clients and Aegon’s own insurance companies.

Annual Report on Form 20-F 2012	17

Results of operations

Results 2012 worldwide

Underlying earnings geographically
Amounts in EUR millions	2012	2011	%
Net underlying earnings	1,382	1,233	12%
Tax on underlying earnings	405	289	40%
Underlying earnings before tax geographically
Americas	1,317	1,273	3%
The Netherlands	315	298	6%
United Kingdom	105	5	-
New markets	274	249	10%
Holding and other activities	(224)	(303)	26%
Underlying earnings before tax	1,787	1,522	17%

Net Fair value items	-	(416)	-
Gains / (losses) on investments	407	446	(9%)
Impairment charges	(176)	(388)	55%
Other income / (charges)	(162)	(267)	39%
Run-off businesses	2	28	(93%)
Income before tax (excluding income tax from certain proportionately consolidated associates)	1,858	925	101%
Income tax from certain proportionately consolidated associates included in income before tax	6	9	(33%)
Income tax	(326)	(53)	-
Of which Income tax from certain proportionately consolidated associates included in income before tax	(6)	(9)	33%
Net income	1,532	872	76%

Commissions and expenses	5,829	6,272	(7%)
of which operating expenses	3,241	3,442	(6%)

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above as well as in note 5 of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measure provides meaningful information about the underlying operating results of Aegon’s businesses including insight into the financial measures that senior management uses in managing the businesses.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table above.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measure presented herein. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers.

There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them. Aegon believes the non-IFRS measure shown herein, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (that is companies can use different local GAAPs) and that can make the comparability from period to period difficult.

As of the first quarter of 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

18	Business overview Results of operations worldwide

New life sales
Amounts in EUR millions	2012	2011	%
Americas	520	418	24%
The Netherlands	246	254	(3%)
United Kingdom	936	852	10%
New markets	253	311	(19%)
Total life production	1,955	1,835	7%

Gross deposits (on and off balance)
Amounts in EUR millions	2012	2011	%
Americas	27,042	23,028	17%
The Netherlands	1,484	2,048	(28%)
United Kingdom	37	56	(34%)
New markets	10,909	6,556	66%
Total gross deposits	39,472	31,688	25%

Worldwide revenues geographically 2012 Amounts in EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities and eliminations	Segment total	Associates eliminations	Consolidated
Total life insurance gross premiums	6,541	3,004	6,047	1,374	(73)	16,893	(227)	16,666
Accident and health insurance premiums	1,833	220	-	188	-	2,241	-	2,241
General insurance premiums	-	475	-	144	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	(73)	19,753	(227)	19,526

Investment income	3,654	2,212	2,337	319	-	8,522	(21)	8,501
Fees and commision income	1,177	329	133	524	(263)	1,900	-	1,900
Other revenue	5	-	-	3	5	13	(3)	10
Total revenues	13,210	6,240	8,517	2,552	(331)	30,188	(251)	29,937
Number of employees, including agent employees	11,967	4,457	2,793	7,160	473	26,850	(2,443)	24,407

By product segment
Amounts in EUR millions	2012	2011	%
Life	986	945	4%
Individual Savings and Retirement	481	474	1%
Pensions	383	254	51%
Non-life	13	51	(75%)
Distribution	14	-	-
Asset management	101	60	68%
Other	(224)	(303)	26%
Associates	33	41	(20%)
Underlying earnings before tax	1,787	1,522	17%

Annual Report on Form 20-F 2012	19

Results 2012 worldwide

Aegon’s 2012 net income of EUR 1,532 million and underlying earnings before tax of EUR 1,787 million were higher than in 2011 resulting from business growth, implemented cost reduction programs, the non-recurrence of certain charges in the United Kingdom, and favorable markets. Sales and deposits increased compared to 2011 despite repricing and product changes made to reflect the continued low interest rate environment. Growth was driven mostly by pensions, variable annuities, mortgages and asset management. Aegon has continued to maintain a strong capital position while maintaining its commitment to delivering sustainable earnings growth with an improved risk-return profile.

Net income

Net income increased to EUR 1,532 million driven by higher underlying earnings, more favorable results on fair value items, lower impairments and lower other charges. These were only partly offset by higher tax charges and lower realized gains.

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 17% to EUR 1,787 million in 2012. This is the result of business growth, implemented cost reduction programs, the non-recurrence of certain charges in the United Kingdom, and favorable equity markets and currency movements.

Underlying earnings before tax from the Americas rose to EUR 1,317 million. The 3% increase compared to 2011 is mainly due to growth of the business and a strengthening of the US dollar against the euro. The positive effect of business growth and favorable equity markets was partly offset by lower fixed annuity earnings (as the product is de-emphasized) and lower Life & Protection earnings mostly the result of the non-recurrence of favorable items in 2011, recurring charges for Corporate Center expenses implemented in 2012, higher performance-related expenses and an increase in employee benefit expenses.

In the Netherlands, underlying earnings before tax increased to EUR 315 million. The 6% increase compared to 2011 was mainly due to cost savings, lower funding costs, and the wind up of several contracts in Pensions, partly offset by a higher claim ratio and investments in banking activities. Higher earnings in Life & Savings driven by lower funding costs on its growing mortgage portfolio more than offset lower earnings in Pensions and Non-life mostly driven by unfavorable claim experience.

In the United Kingdom, underlying earnings before tax increased to EUR 105 million. This improvement in earnings compared to 2011 was driven by the implementation of the cost reduction program and the non-recurrence of charges and execution expenses related to a program to correct historical issues within customer policy records, partly offset by the benefit of changes to employee benefit plans recorded in 2011. Earnings were negatively impacted in 2012 by additional DAC amortization related to adverse persistency and investments in new propositions in the pension business.

Underlying earnings before tax from New Markets increased 10% to EUR 274 million as higher earnings from Aegon Asset Management and Asia more than offset lower underlying earnings from Spain and Central & Eastern Europe. Results in Spain were impacted by the divestment of the joint venture with Banca Cívica and the exclusion of results from Aegon’s partnership with CAM pending the exit from this joint venture.

For the holding, underlying earnings before tax amounted to a loss before tax of EUR 224 million. This EUR 79 million improvement compared to 2011 was driven mostly by lower expenses as Aegon’s Corporate Center expenses are now being charged, in part, to operating units. These charges reflect the services and support provided to operating units by the Corporate Center and amounted to EUR 64 million in 2012. Funding costs were also lower in 2012.

Fair value items

Results from fair value items amounted to EUR 0 million driven by positive results on the guarantee portfolio in the Netherlands, offset by negative results in the Americas and in the United Kingdom on hedges, due to higher equity markets.

Realized gains on investments

Realized gains on investments amounted to EUR 407 million and were mainly the result of asset liability management and normal activity in the investment portfolio in a low interest rate environment.

Impairment charges

Impairments decreased 55% in 2012 compared to 2011 to EUR 176 million and continue to be linked primarily to residential mortgage-backed securities in the Americas.

20	Business overview Results of operations worldwide

Other charges

Other charges in 2012 amounted to EUR 162 million and were primarily the result of a EUR 265 million charge in the Netherlands related to the acceleration of product improvements for unit-linked insurance policies and a BOLI wrap charge in the United States (EUR 26 million). Providing most of the offset against these charges were the book gain of EUR 100 million on the sale of Aegon’s minority stake in Prisma Capital Partners and the divestment of Aegon’s 50% stake in the joint venture with Banca Cívica (EUR 35 million).

Run-off businesses

The results of run-off businesses amounted to a gain of EUR 2 million, with positive results from the institutional spread-based business only partially offset by accelerated amortization of the pre-paid cost of reinsurance asset related to the divestment of the life reinsurance activities in 2011 due to increased transfers of clients from Aegon to SCOR.

Income tax

Net income contained a tax charge of EUR 326 million in 2012 (including a tax charge of EUR 6 million related to profits of associates), resulting in an effective tax rate of 18%. Deviation from the nominal tax rate is largely the result of tax exempt items in the United States and the Netherlands, tax credits which primarily relate to low income housing and renewable energy in the United States (EUR 69 million), benefits from a tax rate reduction in the United Kingdom (EUR 70 million), benefits from cross border intercompany reinsurance transactions (EUR 38 million) and a benefit related to the run-off of the company’s institutional spread-based activities in Ireland (EUR 51 million). These benefits were partly offset by charges for non recognition and impairment of deferred tax assets (EUR 56 million) mainly in the United Kingdom.

Commissions and expenses

Commissions and expenses in 2012 decreased by 7% compared to 2011 to EUR 5,829 million, largely driven by lower operating expenses. Operating expenses decreased 6% compared to 2011 to EUR 3,241 million mainly as a result of the implementation of cost savings programs in the United Kingdom, the Netherlands and the Americas.

Production

New life sales increased in 2012 compared to 2011 in the Americas and the United Kingdom, partially offset by decreases in the Netherlands and New Markets. Gross deposits increased by 25% driven by variable annuity, retail mutual fund, retirement plan and asset management deposits. New premium production for accident & health insurance increased by 19% for the year mainly driven by travel and supplemental health insurance sales in the Americas and growth in Central & Eastern Europe.

Capital management

Aegon’s core capital excluding revaluation reserves amounted to EUR 18.5 billion, equivalent to 76.7% of the company’s total capital base at December 31, 2012 (2011: 73.5%) . This is above the company’s capital base ratio target of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 24.6 billion, mainly as a result of net income and an increase in the revaluation reserves. The revaluation reserves increased EUR 2.6 billion during the year to EUR 6.1 billion, mainly a reflection of lower interest rates and credit spreads. Shareholders’ equity per common share, excluding preference capital and revaluation reserves, amounted to EUR 8.45 at December 31, 2012 (2011: EUR 8.19).

During 2012, Aegon aimed to maintain excess capital at the holding of at least EUR 750 million. At the end of the year, excess capital in the holding amounted to EUR 2.0 billion, an increase of EUR 0.8 billion compared to year-end 2011, as dividends received from business units were only partly offset by interest payments and operational expenses.

At December 31, 2012, Aegon’s Insurance Group Directive (IGD) ratio amounted to 228%, an increase from the level of 195% at December 31, 2011. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased to approximately 495%, driven mainly by strong net income throughout the year and a capital management transaction in third quarter, offset by dividends paid to the holding company. The IGD ratio in the Netherlands increased to approximately 251% driven mainly by a change in the yield curve to discount liabilities as prescribed by the Dutch Central Bank, offset somewhat during the year by interest rate movements. The Pillar I ratio in the United Kingdom decreased to approximately 126%.

Annual Report on Form 20-F 2012	21

Results 2011 worldwide

Underlying earnings geographically
Amounts in EUR millions	2011	2010	%
Net underlying earnings	1,233	1,417	(13%	)
Tax on underlying earnings	289	416	(31%	)
Underlying earnings before tax geographically
Americas	1,273	1,414	(10%	)
The Netherlands	298	385	(23%	)
United Kingdom	5	72	(93%	)
New markets	249	245	2%
Holding and other activities	(303)	(283)	(7%	)
Underlying earnings before tax	1,522	1,833	(17%	)

Net Fair value items	(416)	221	-
Gains / (losses) on investments	446	658	(32%	)
Impairment charges	(388)	(452)	14%
Other income / (charges)	(267)	(309)	14%
Run-off businesses	28	(26)	-
Income before tax (excluding income tax from certain proportionately consolidated associates)	925	1,925	(52%	)

Income tax from certain proportionately consolidated associates included in income before tax	9	11	(18%	)

Income tax	(53)	(165)	68%

Of which income tax from certain proportionately consolidated associates included in income before tax	(9)	(11)	18%
Net income	872	1,760	(50%	)

Commissions and expenses	6,272	6,145	2%
of which operating expenses	3,442	3,397	1%

New life sales
Amounts in EUR millions	2011	2010	%
Americas	418	459	(9%	)
The Netherlands	254	248	2%
United Kingdom	852	1,061	(20%	)
New markets	311	313	(1%	)
Total life production	1,835	2,081	(12%	)

Gross deposits (on and off balance)
Amounts in EUR millions	2011	2010	%
Americas	23,028	21,018	10%
The Netherlands	2,048	2,382	(14%	)
United Kingdom	56	96	(42%	)
New markets	6,556	9,082	(28%	)
Total gross deposits	31,688	32,578	(3%	)

22	Business overview Results of operations worldwide

Worldwide revenues geographically 2011 Amounts in EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities and eliminations	Segment total	Associates eliminations	Consolidated
Total life insurance gross premiums	6,004	3,213	6,474	1,600	(55)	17,236	(383)	16,853
Accident and health insurance premiums	1,672	216	-	179	-	2,067	-	2,067
General insurance premiums	-	452	-	149	-	601	-	601
Total gross premiums	7,676	3,881	6,474	1,928	(55)	19,904	(383)	19,521

Investment income	3,565	2,192	2,154	320	7	8,238	(70)	8,168
Fees and commision income	766	329	137	469	(237)	1,464	-	1,464
Other revenue	1	-	-	1	4	6	-	6
TOTAL REVENUES	12,008	6,402	8,765	2,718	(281)	29,612	(453)	29,159
Number of employees, including agent employees	12,242	4,839	3,203	8,659	327	29,270	(3,982)	25,288

By product segment Amounts in EUR millions						2011	2010	%
Life						945	1,048	(10%	)
Individual Savings and Retirement						474	500	(5%	)
Pensions						254	409	(38%	)
Non-life						51	53	(4%	)
Distribution						-	10	-
Asset management						60	46	30%
Other						(303)	(283)	(7%	)
Associates						41	50	(18%	)
Underlying earnings before tax						1,522	1,833	(17%	)

Annual Report on Form 20-F 2012	23

Results 2011 worldwide

Aegon’s 2011 underlying earnings before tax of EUR 1,522 million and net income of EUR 872 million were impacted by considerable charges, expenses related to the customer redress program in the United Kingdom and business restructuring in its established markets. New life sales volumes were below those of 2010 as a result of repricing of products, however, deposits continued to be strong, particularly in the Americas. Aegon maintained a strong capital position during the year and by completing the repurchase of convertible core capital securities, the company has turned its focus on carrying out a strategy to deliver sustainable earnings growth with an improved risk-return profile.

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

Underlying earnings before tax in the Americas decreased 5% to USD 1,771 million. Earnings from Life & Protection decreased mainly as a result of unfavorable persistency and lower spreads. Individual Savings & Retirement earnings remained stable as increased earnings from variable annuities and retail mutual funds were offset by lower earnings from fixed annuities as the product is de-emphasized. Earnings from Employer Solutions & Pensions increased as a result of continued strong growth of the business.

Underlying earnings from Aegon’s operations in the Netherlands amounted to EUR 298 million, a decrease of 23% compared to 2010. Additional provisioning for longevity of EUR 82 million was only partly offset by the positive impact of favorable technical results.

In the United Kingdom, underlying earnings before tax declined significantly to GBP 5 million. This was mainly due to charges and expenses related to an ongoing program to correct historical issues within customer policy records and the execution of this program partly offset by the benefit of changes to employee benefit plans. The sale of Guardian during the third quarter 2011, and the subsequent loss of earnings, also contributed to the decrease.

In New Markets, Aegon reported underlying earnings before tax of EUR 249 million, an increase of 2% compared to 2010. The increase is primarily the result of higher underlying earnings before tax from Aegon Asset Management.

For Holding and other activities, underlying earnings before tax amounted to a loss of EUR 303 million which is the result of higher expenses related primarily to the preparation for implementation of Solvency II, and higher funding costs.

Fair value items

In 2011, fair value items recorded a loss of EUR 416 million. The significant decline compared to 2010 was driven mainly by lower results from fair value items in the Americas as Aegon lowered its interest rate assumptions which negatively impacted results during the third quarter with EUR 168 million. In addition, lower interest rates, spread widening and volatile equity markets also negatively affected results on fair value items. Less favorable results on fair value movements in the Netherlands also contributed to the decline.

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

Other charges

Other charges amounted to EUR 267 million, an improvement compared to charges of EUR 309 million in 2010. In the Americas, a charge of EUR 37 million related to increased reserves in connection with the company’s use of the US Social Security Administration’s death master-file. Restructuring charges in the Netherlands related to a restructuring program to reduce operating expenses going forward amounted to EUR 92 million and a write-down of intangible assets related to the distribution businesses led to a charge of EUR 75 million. In the United Kingdom, restructuring charges amounted to EUR 86 million. In New Markets, charges of EUR 17 million related to the Hungarian bank tax are included, offset by a benefit of EUR 37 million related to a settlement of legal claims by Aegon Asset Management.

24	Business overview Results of operations worldwide

Run-off businesses

As of 2011, Aegon’s run-off line of businesses comprises of the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The results of run-off businesses improved to EUR 28 million as a result of lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality results in the pay-out annuities block of business. This was partly offset by the amortization of the prepaid cost of reinsurance and transaction costs related to the divestment of the life reinsurance activities.

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

Commissions and expenses

Commissions and expenses increased 1% in 2011 to EUR 6.3 billion. In 2011, operating expenses increased 1% to EUR 3,442 million as achieved costs savings and the positive effect of changes to employee benefit plans were more than offset by investments in new propositions and restructuring charges, mainly in the Netherlands and the United Kingdom.

Production

New life sales declined, mainly as a result of lower single premium production in the United Kingdom and the effect of the discontinuance of single premium universal life sales in the bank channel during the second half of 2010, as well as repricing of certain universal life products in 2011 in the Americas to reflect the low interest rate environment. Gross deposits of EUR 31.7 billion were supported by variable annuity and pension deposits in the United States, partly offset by lower asset management inflows.

Capital management

Aegon’s core capital, excluding revaluation reserves, amounted to EUR 17.5 billion, equivalent to 73.5% of the company’s total capital base at year-end 2011. Aegon is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 21 billion, mainly as a result of the appreciation of the US dollar against the euro -reflected in the foreign currency translation reserves - and a significant increase in the revaluation reserves during the year. The revaluation reserves at December 31, 2011, increased mainly as the result of a decrease in interest rates which had a positive effect on the value of fixed income securities. Shareholders’ equity per common share, excluding preferred capital, amounted to EUR 8.19 at December 31, 2011.

Aegon aims to maintain at least 1.5 times holding expenses as a buffer in the holding, in 2011 equivalent to approximately EUR 900 million. At year-end 2011, excess capital in the holding amounted to EUR 1.2 billion.

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

In June 2011, Aegon completed the repurchase of convertible core capital securities from the Dutch State with a final payment of EUR 1.125 billion to repurchase 187.5 million of convertible core capital securities for EUR 750 million and EUR 375 million in premium. With this payment, Aegon fulfilled its key objective of repurchasing all of the EUR 3 billion core capital securities issued to the Dutch State at the height of the financial crisis in 2008. Aegon has paid to the Dutch State a total amount of EUR 4.1 billion, which included EUR 1.1 billion in premium and interest payments.

Annual Report on Form 20-F 2012	25

Results 2012 Americas

	Amounts in USD millions				Amounts in EUR millions
	2012	2011	%		2012	2011	%
Net underlying earnings	1,248	1,331	(6%	)	971	957	1%
Tax on underlying earnings	444	440	1%		346	316	9%
Underlying earnings before tax by product segment
Life & Protection	647	727	(11%	)	504	523	(4%	)
Fixed annuities	253	286	(12%	)	197	206	(4%	)
Variable annuities	352	358	(2%	)	274	258	6%
Retail mutual funds	22	22	-		17	15	13%
Individual Savings and Retirement	627	666	(6%	)	488	479	2%
Employer Solutions & Pensions	366	326	12%		285	234	22%
Canada	40	51	(22%	)	31	37	(16%	)
Latin America	12	1	-		9	-	-
Underlying earnings before tax	1,692	1,771	(4%	)	1,317	1,273	3%

Net Fair value items	(98)	(663)	85%		(76)	(477)	84%
Gains / (losses) on investments	225	166	36%		175	119	47%
Impairment charges	(151)	(349)	57%		(117)	(250)	53%
Other income / (charges)	(37)	(49)	24%		(28)	(35)	20%
Run-off businesses	3	39	(92%	)	2	28	(93%	)
Income before tax (excluding income tax from certain proportionately consolidated associates)	1,634	915	79%		1,273	658	93%

Income tax from certain proportionately consolidated associates included in income before tax	4	1	-		3	1	-
Income tax	(318)	(20)	-		(248)	(15)	-
Of which Income tax from certain proportionately consolidated associates included in income before tax	(4)	(1)	-		(3)	(1)	-
Net income	1,316	895	47%		1,025	643	59%

Life insurance gross premiums	8,405	8,350	1%		6,541	6,004	9%
Accident and health insurance premiums	2,356	2,326	1%		1,833	1,672	10%
Total gross premiums	10,761	10,676	1%		8,374	7,676	9%

Investment income	4,694	4,959	(5%	)	3,654	3,565	2%
Fees and commission income	1,512	1,066	42%		1,177	766	54%
Other revenues	6	2	-		5	1	-
Total revenues	16,973	16,707	2%		13,210	12,008	10%

Commissions and expenses	4,341	4,941	(12%	)	3,378	3,553	(5%	)
of which operating expenses	1,887	1,950	(3%	)	1,469	1,402	5%

	Amounts in USD millions				Amounts in EUR millions
New life sales	2012	2011	%		2012	2011	%
Life & Protection	532	442	20%		414	317	31%
Employer Solutions & Pensions	31	24	29%		24	17	41%
Canada	60	65	(8%	)	47	47	-
Latin America	45	51	(12%	)	35	37	(5%	)
Total recurring plus 1/10 single	668	582	15%		520	418	24%

26	Business overview Results of operations Americas

	Amounts in USD millions				Amounts in EUR millions
	2012	2011	%		2012	2011	%
New premium production accident and health insurance	905	812	11%		705	584	21%
	Amounts in USD millions				Amounts in EUR millions
Gross deposits (on and off balance)	2012	2011	%		2012	2011	%
Life & Protection	12	12	-		9	9	-
Fixed annuities	371	313	19%		289	225	28%
Variable annuities	5,350	5,314	1%		4,163	3,821	9%
Retail mutual funds	3,437	2,785	23%		2,675	2,002	34%
Individual Savings and Retirement	9,158	8,412	9%		7,127	6,048	18%
Employer Solutions & Pensions	25,383	23,266	9%		19,755	16,727	18%
Canada	177	335	(47%	)	138	241	(43%	)
Latin America	17	4	-		13	3	-
Total gross deposits	34,747	32,029	8%		27,042	23,028	17%
			Weighted average rate			Closing rate as of
Exchange rates Per 1 EUR			2012		2011	December 31, 2012	December 31, 2011
USD			1.2849		1.3909	1.3184	1.2982
CAD			1.2839		1.3744	1.3127	1.3218

Annual Report on Form 20-F 2012	27

Results 2012 Americas

Aegon’s businesses in the Americas1 continued to perform well in 2012. Sales of life, accident and health insurance all increased over 2011 on expanded distribution capabilities. Variable annuity, pension and retail mutual fund balances increased while fixed annuity balances continued to decline, a direct result of Aegon’s efforts to grow its fee-based earnings.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 1,316 million in 2012. Better results from fair value items, lower impairments and higher realized gains on investments more than offset lower underlying earnings, lower earnings from run-off businesses and higher taxes.

Results from fair value items improved from USD (663) in 2011 to USD (98) million in 2012 as better than expected alternative asset performance and the impact of tightening credit spreads more than offset by the negative impact of the macro hedge caused by higher equity markets and the continued low interest rate environment. In addition, Aegon lowered its interest rate assumptions in 2011 which led to a charge of USD 237 million in 2011.

Gains on investments of USD 225 million were realized as a result of normal trading activity. Net impairments amounted to USD 151 million, down from USD 349 million in 2011, and continue to be primarily caused by mortgage related securities.

Underlying earnings before tax

Underlying earnings before tax from the Americas amounted to USD 1,692 million in 2012, a decrease of 4% compared to 2011. The positive effect of business growth and favorable equity markets was offset by lower Life & Protection earnings mostly the result of the non-recurrence of favorable items in 2011, recurring charges for Corporate Center expenses and higher employee benefit expenses.

¿	Life & Protection underlying earnings before tax decreased by 11% to USD 647 million, mostly the result of the non- recurrence of favorable items in 2011.
¿

Underlying earnings before tax from Individual Savings & Retirement decreased by 6% to USD 627 million in 2012 driven mostly by lower fixed annuity earnings due to declining account balances as the product is de-emphasized. Earnings from variable annuities were down slightly to USD 352 million as the benefit of higher account balances was offset mainly by the negative effect of policyholder assumption changes of

USD 55 million. Earnings from retail mutual funds were flat at USD 22 million.
¿	Employer Solutions & Pensions underlying earnings before tax increased by 12% to USD 366 million in 2012 driven mostly by growing retirement plan account balances.
¿

Underlying earnings before tax from Canada decreased to USD 40 million in 2012. In Latin America underlying earnings before tax increased to USD 12 million driven by improvements in both Brazil and Mexico.

Commissions and expenses

Commissions and expenses decreased by 12% to EUR 4,341 million in 2012, mainly due to lower amortization of deferred policy acquisition costs. Operating expenses decreased by 3% to USD 1,887 million, as cost savings and lower expenses related to the divestment of the life reinsurance business were only partly offset by higher performance related employee expenses, an increase in employee benefit expenses and costs to support growth.

Production

New life sales increased 15% to USD 668 million in 2012, primarily driven by strong indexed universal life sales as distribution expanded into the brokerage channel and by higher sales of certain products as they were withdrawn from the market. New premium production for accident & health insurance amounted to USD 905 million, up 11% on increased travel insurance sales following the addition of a new distribution partner in the second half of 2011.

Gross deposits amounted to USD 34.7 billion in 2012 compared to USD 32.0 billion in 2011. Gross deposits in variable annuities, retail mutual funds and retirement plans were all higher than in 2011. Variable annuities gross deposits increased in 2012 despite product re-pricing throughout the year to reflect the continued low interest rate environment and subsequent higher hedging costs. The increase in retirement plan deposits was driven by higher takeover deposits and successful efforts to increase inflows from the existing client base through higher contributions and larger participation count.

1	As of the first quarter of 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment. The 2011 and 2010 figures have been revised to reflect this change.

28	Business overview Results of operations Americas

Results 2011 Americas

	Amounts in USD millions				Amounts in EUR millions
	2011	2010	%		2011	2010	%
Net underlying earnings	1,331	1,383	(4%	)	957	1,047	(9%	)
Tax on underlying earnings	440	485	(9%	)	316	367	(14%	)

Underlying earnings before tax by product segment
Life & Protection	727	837	(13%	)	523	634	(18%	)
Fixed annuities	286	439	(35%	)	206	333	(38%	)
Variable annuities	358	216	66%		258	164	57%
Retail mutual funds	22	9	144%		15	7	114%
Individual Savings and Retirement	666	664	-		479	504	(5%	)
Employer Solutions & Pensions	326	307	6%		234	231	1%
Canada	51	54	(6%	)	37	40	(8%	)
Latin America	1	6	(83%	)	-	5	-
Underlying earnings before tax	1,771	1,868	(5%	)	1,273	1,414	(10%	)

Net Fair value items	(663)	(32)	-		(477)	(24)	-
Gains / (losses) on investments	166	497	(67%	)	119	376	(68%	)
Impairment charges	(349)	(504)	31%		(250)	(382)	35%
Other income / (charges)	(49)	(402)	88%		(35)	(304)	88%
Run-off businesses	39	(35)	-		28	(26)	-
Income before tax (excluding income tax from certain proportionately consolidated associates)	915	1,392	(34%	)	658	1,054	(38%	)

Income tax from certain proportionately consolidated associates included in income before tax	1	2	(50%	)	1	2	(50%	)
Income tax	(20)	66	-		(15)	50	-
Of which Income tax from certain proportionately consolidated associates included in income before tax	(1)	(2)	50%		(1)	(2)	50%
Net income	895	1,458	(39%	)	643	1,104	(42%	)

Life insurance gross premiums	8,350	8,584	(3%	)	6,004	6,499	(8%	)
Accident and health insurance premiums	2,326	2,308	1%		1,672	1,748	(4%	)
Total gross premiums	10,676	10,892	(2%	)	7,676	8,247	(7%	)

Investment income	4,959	5,282	(6%	)	3,565	3,999	(11%	)
Fees and commission income	1,066	1,341	(21%	)	766	1,015	(25%	)
Other revenues	2	2	-		1	1	-
Total revenues	16,707	17,517	(5%	)	12,008	13,262	(9%	)

Commissions and expenses	4,941	4,720	5%		3,553	3,574	(1%	)
of which operating expenses	1,950	1,931	1%		1,402	1,463	(4%	)

Annual Report on Form 20-F 2012	29

	Amounts in USD millions			Amounts in EUR millions
New life sales	2011	2010	%	2011	2010	%
Life & Protection	442	481	(8%)	317	364	(13%)
Employer Solutions & Pensions	24	22	9%	17	16	6%
Canada	65	60	8%	47	46	2%
Latin America	51	44	16%	37	33	12%
Total recurring plus 1/10 single	582	607	(4%)	418	459	(9%)

	Amounts in USD millions			Amounts in EUR millions
	2011	2010	%	2011	2010	%
New premium production accident and health insurance	812	734	11%	584	555	5%

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2011	2010	%	2011	2010	%
Life & Protection	12	10	20%	9	8	13%
Fixed annuities	313	585	(46%)	225	443	(49%)
Variable annuities	5,314	3,830	39%	3,821	2,899	32%
Retail mutual funds	2,785	3,486	(20%)	2,002	2,639	(24%)
Individual Savings and Retirement	8,412	7,901	6%	6,048	5,981	1%
Employer Solutions & Pensions	23,266	19,247	21%	16,727	14,570	15%
Canada	335	606	(45%)	241	459	(47%)
Total gross deposits	32,029	27,764	15%	23,028	21,018	10%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2011	2010	December 31, 2011	December 31, 2010
USD			1.3909	1.3210	1.2982	1.3362
CAD			1.3744	1.3599	1.3218	1.3322

30	Business overview Results of operations Americas

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

Net income

Net income from Aegon’s businesses in the Americas declined to USD 895 million. This was the result of lower underlying earnings before tax, lower than expected results from fair value items and fewer gains on investments. Lower other charges and improved levels of impairments only partly offset the decline.

In the third quarter of 2011, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.75% (graded uniformly from current yields over the next five years) and lowered the 90-day rate to 0.2% for the next two years followed by a three year grade to 3%. No change was made to the long-term credit spread or default assumptions.

In addition, Aegon lowered its assumed return for separate account bond fund returns by 200 basis points to 4% over the next five years, followed by a return of 6% thereafter. The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return. In total, these assumption changes led to a charge of USD 237 million in the third quarter of 2011.

Underlying earnings before tax

Underlying earnings before tax amounted to USD 1,771 million, a decline of 5% compared with 2010.

¿

Earnings from Aegon’s Life & Protection business in the Americas decreased to USD 727 million, mainly as a result of unfavorable persistency and lower spreads. Also higher Long Term Care provisions, and a charge related to Executive Life of New York, contributed unfavorably to the results. In addition, 2010 included an employee benefit release.

¿

Individual Savings & Retirement earnings amounted to USD 666 million. Increased earnings from variable annuities of USD 358 million and retail mutual funds of USD 22 million in 2011 were offset by lower earnings from fixed annuities of USD 286 million as a result of declining asset balances as this product was de-emphasized. Variable annuity underlying earnings before tax increased as a result of continued inflows and higher asset balances and included a benefit related to updated assumptions for revenue sharing with third-party fund managers.
¿	Earnings from Employer Solutions & Pensions increased to USD 326 million as a result of continued strong growth of the business and rate increases for synthetic guaranteed investment contracts.
¿	Earnings from Aegon Canada decreased slightly compared to 2010 to USD 51 million, while earnings from Aegon’s joint-ventures in Brazil and Mexico declined to USD 1 million.

Commissions and expenses

Total commissions and expenses increased by 5% in 2011. Operating expenses increased 1% to USD 2 billion, as cost savings were offset by growth of the business and merit increases.

Production

New life sales decreased 5% to USD 582 million, mainly the effect of the discontinuance of single premium universal life sales in the bank channel during the second half of 2010, as well as repricing of certain universal life products in 2011 to reflect the low interest rate environment. New premium production for accident & health insurance increased to USD 812 million, primarily the result of improved sales in the employer benefits and affinity marketing businesses.

Gross deposits increased 15% to USD 32 billion. The increase was driven by strong pension and variable annuity sales and only partly offset by lower retail mutual fund deposits.

The deposits businesses showed net inflows of USD 3 billion - excluding run-off businesses - as a result of strong inflows for pensions and variable annuities. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurs significant net outflows for this business as a result. Outflows from run-off businesses amounted to USD 4.4 billion, as Aegon has discontinued these activities.

Annual Report on Form 20-F 2012	31

Overview Americas

Aegon Americas comprises Aegon USA, Aegon Canada and the group’s operations in Brazil and Mexico.

Aegon USA

Aegon USA is one of the leading1 life insurance organizations in the United States and is the largest of Aegon’s operating units. Aegon USA administers millions of policies and employs approximately 11,000 people. Aegon USA companies can trace their roots back as far as the mid-19th century. Aegon USA operates under one of the best known names2 in the US insurance business: Transamerica. Aegon USA’s main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland, with affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, Aegon USA provides a wide range of life insurance, pensions, long-term savings and investment products.

Like other Aegon companies around the world, Aegon USA uses a variety of distribution channels to ensure customers can access the products in a way that best suits their needs. Aegon USA has long-standing relations with banks across the United States, and also distributes products and services through other channels: agents, broker-dealers, specialized financial advisers, the internet as well as direct and worksite marketing.

Aegon Canada

Based in Toronto, Aegon Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada subsidiary. At December 31, 2012, Aegon Canada had approximately 600 employees.

Aegon Brazil

In 2009, Aegon acquired a 50% interest in Mongeral Aegon S.A. Seguros e Previdência, Brazil’s sixth largest independent life insurer. At December 31, 2012, Aegon Brazil had approximately 400 employees.

Aegon Mexico

In 2006, Aegon acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. At December 31, 2012, Aegon Mexico had approximately 200 employees.

Organizational structure

Aegon USA

Aegon USA was founded in 1989 when Aegon brought all of its operating companies in the United States under a single financial services holding company, Aegon USA, LLC. Business is conducted through its subsidiaries. Aegon USA has operating licenses in every US state, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Aegon USA’s primary insurance subsidiaries are:

¿	Transamerica Life Insurance Company
¿	Transamerica Financial Life Insurance Company
¿	Transamerica Advisors Life Insurance Company
¿	Transamerica Advisors Life Insurance Company of New York
¿	Monumental Life Insurance Company
¿	Stonebridge Life Insurance Company
¿	Stonebridge Casualty Insurance Company
¿	Western Reserve Life Assurance Co. of Ohio

Aegon’s subsidiary companies in the United States contain three business lines acting through one or more of the Aegon USA life insurance companies:

¿	Life & Protection
¿	Individual Savings & Retirement
¿	Employer Solutions & Pensions

These lines of business, which are described in further detail below, represent groups of products that are sold through Aegon USA’s operating companies by various distribution methods and sales channels. The business structure is designed to enable Aegon USA to manage and improve the efficiency of the organization and operating processes, to identify business synergies and to pursue cross-selling opportunities. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of the Aegon USA licensed insurance or brokerage subsidiary companies.

Aegon Canada

In Canada, Aegon has two main operating subsidiaries:

¿	Transamerica Life Canada
¿	Canadian Premier Life

1	Source: LIMRA.
2	Source: Brand Power Analysis.

32	Business overview Overview Americas

Overview sales and distribution channels

Aegon USA

Aegon USA uses a variety of sales and distribution channels in the United States. These include:

¿	Independent and career agents
¿	Financial planners
¿	Registered representatives
¿	Independent marketing organizations
¿	Banks
¿	Regional and independent broker-dealers
¿	Benet consulting firms
¿	Wirehouses
¿	Affinity groups
¿	Institutional partners
¿	Third party administrators

In addition, Aegon USA provides a range of products and services online, and uses direct and worksite marketing. This approach allows Aegon USA customers more ways to access products and services. Generally, Aegon USA companies are focused on particular products or market segments, ranging from lower income to high-net-worth individuals and from small to large corporations.

Aegon Canada

Aegon Canada uses a variety of distribution channels which promote, and process business of, independent financial advisers. These channels are:

¿	Independent and career agents
¿	Independent managing general agencies
¿	Agencies owned by Transamerica Life Canada
¿	Bank-owned national broker-dealers and mutual fund dealers

Overview business lines

Aegon USA

Life & Protection

Life & Protection offers a comprehensive portfolio of products tailored to meet the diverse needs of its key stakeholders: families and individuals, business clients and distributors.

Products

Products offered include whole life, universal life, variable universal life, indexed universal life and term life insurance, and supplemental health, special accident, and long-term care protection products.

Life & Protection (L&P), the largest of the Aegon USA divisions, serves customers in a broad range of market segments. Consumers can choose to purchase directly or through career/ independent agents or sponsored/affinity groups. L&P offers a wide array of life, health and specialty insurance with a common purpose: to protect families and their dreams.

Term life insurance

Term life insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period.

Universal life insurance

Universal life insurance pays death benefits, accumulates cash values at interest rates that adjust periodically, and has flexible premiums. Indexed universal life products have both interest rate guarantees and interest crediting linked in part to performance of an index, subject to a cap. Variable universal life products include varying investment options for cash values.

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

Supplemental health and specialty insurance

Supplemental health insurance products are sold primarily through affinity markets and include accidental death, other injury, critical illness, hospital indemnity, Medicare supplement, and student health. Specialty lines include travel, membership and creditor (installment/mortgage/guaranteed auto protection) products.

Long-term care insurance

Long-term care (LTC) insurance products provide benefits to policyholders who require care due to a chronic illness or cognitive impairment. LTC insurance serves as an asset protection tool by reimbursing policyholders for costly expenses associated with LTC services, and it may also help a family better manage the financial, health and safety issues that are associated with LTC.

Sales and distribution

The Life & Protection division is organized by distribution channel, with a shared services support platform. Each channel focuses on a specific type of distribution method and target market. The L&P distribution channels include affinity markets, agency group, brokerage, international markets, and broker-dealer.

Affinity Markets

The Affinity Markets group markets directly to consumers through either the broad market or affinity relationships, including associations, employers, financial institutions, retailers, and other sponsor groups. Life, supplemental health, and

Annual Report on Form 20-F 2012	33

specialty accident and membership products are offered through a variety of direct response marketing channels, including mail, phone, digital, direct response TV and point-of-sale.

Agency Group

Transamerica Agency Group includes Transamerica Agency Network - Independent Group, Transamerica Agency Network - Career Agency, Transamerica Senior Markets, Carillon Financial Network, ORBA Financial Management and several independent marketing organizations. This group provides life insurance, health insurance and securities products, as well as marketing services to closely tied distribution groups serving the middle income and small business markets.

Brokerage

Transamerica Brokerage offers life and long-term care insurance products and services through independent brokerage distributors to high-net-worth, affluent, emerging affluent and middle income individuals, families and businesses. These products are designed for family protection, business needs, and estate and legacy planning.

International Markets

Transamerica also sells its producs both in the United States and abraod through direct marketing and abroad to high-net-worth individuals through international brokers and bankassurances. The Direct Marketing group makes its products and direct response marketing expertise available through brokers and alliances with financial institutions, retailers, telecommunications providers, insurance companies and other database owners in Europe and Latin America. The High-Net-Worth unit offers life insurance products underwritten by Transamerica Life (Bermuda) Ltd., through international brokers and bankassurances. These products are tailored to meet both individual and business needs of affluent customers who reside in Asia, Europe, and Latin America.

Broker-dealer

Transamerica Financial Advisors, Inc. (TFA) is a full service, Financial Industry Regulatory Authority (FINRA) registered independent broker-dealer and Securities and Exchange Commission (SEC) Registered Investment Adviser with approximately 5,000 Registered Representatives. TFA focuses on creating, growing and protecting wealth through a range of financial products and services.

Individual Savings & Retirement

Through its insurance companies, broker-dealers and investment advisers, Aegon USA offers a wide range of savings and retirement products and services, including mutual funds, fixed and variable annuities. The Individual Savings and Retirement division administers and distributes these products through a variety of channels: including wirehouse firms, banks, regional broker dealers, independent financial planners and direct to consumer.

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

Premiums paid on variable annuity contracts are invested in underlying funds chosen by the policyholder, including bond and equity funds as well as various types of asset-allocation funds. A fixed interest account is available on most products and the underlying funds are selected by a policyholder, within certain boundaries, based on the policyholder’s preferred level of risk. The assets and liabilities related to this product are legally segregated in separate accounts of the insurance company for the benefit of variable annuity policyholders. These separate accounts are classified as investments for the account of policyholders on Aegon’s statement of financial position. Variable annuity contracts contain riders such as guaranteed minimum death, maturity, withdrawal, accumulation or income benefits.

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

Certain variable annuity contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature (which is no longer offered on new business since 2003) provides for minimum payments if the policyholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the policyholder, less any withdrawals and sometimes includes a roll-up or step-up feature that

34	Business overview Overview Americas

increases the value of the guarantee with interest or with increases in the account value.

These guaranteed benefits subject the company to both interest rate and market risk. Poor market performance may cause the guaranteed benefits to exceed the policyholder account value.

Aegon USA addresses equity market risk through product design, including robust analysis of the underlying funds allowed within a product, and by using hedging strategies. Variable annuity products also contain interest rate risk and policyholder behavior risk, which are handled similarly to those in fixed annuities.

Mutual funds

Aegon’s fee business comprises products that generate fee income by providing management, administrative or risk services related to off-balance sheet assets. Fee income is mainly sensitive to withdrawals and equity market movements.

Aegon’s operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts and asset allocation services.

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

Fixed annuities

Fixed annuities include both deferred annuities and immediate annuities. This product line has been de-emphasized due to the low interest rate environment. A fixed deferred annuity exposes Aegon to interest rate risk and lapse risk. The insurer interest rate risk can be mitigated through product design, close asset liability management and hedging, though the effects of policyholder behavior can never be fully mitigated. Surrender charges in early policy years serve as a deterrent to early duration lapses. Fixed annuities sold in the United States contain significant interest rate and longevity risks created by guaranteed annuity options, and most also offer waiver of account value surrender charges upon the death of the insured. Immediate annuities contain interest rate risk and also longevity risk if annuity payments are life contingent.

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

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. The average minimum interest rate guarantees of the in-force fixed annuity block is approximately 2.65% . The average current credited rate of the in-force fixed annuity block is approximately 3.40% . Equity indexed annuities offer additional returns that are index-linked to published stock market indices, with a minimum cash value equal to a percentage of the premium increased at a minimum, variable rate. Equity indexed annuities make up a small fraction of the in-force business.

Besides the minimum interest rate guarantee, certain fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges.

Sales and distribution

Aegon USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc. (TCI), the underwriting and wholesaling broker-dealer, distributes variable annuities and mutual funds through major wirehouse firms, regional broker-dealers, independent financial planners and a large bank network. TCI serves these distribution channels through company-owned and external wholesalers.

Annual Report on Form 20-F 2012	35

Starting in late 2009, Aegon USA reduced its sales of fixed annuities in response to lower market interest rates and lower investment returns available in that environment. Similar market conditions continued in 2010 and continue to restrict sales of fixed annuities. As a result, Aegon USA decided to de-emphasize the sale of fixed annuities.

TFA provides a range of financial and investment products, operating as a retail broker-dealer registered with FINRA and an investment adviser registered with the SEC. Products offered by TFA include mutual funds, variable life insurance, variable annuities and other securities.

Employer Solutions & Pensions

Aegon USA offers retirement plans, pension plans, pension-related products and services, life and supplemental health insurance products through employers, as well as step-by-step guidance related to five key areas - Lifestyle, Investments, Health Care, Protection and Income - to people who are transitioning to, or living in, retirement.

Aegon USA covers a range of different retirement plans, including:

¿	401(k) - a type of deferred compensation plan sponsored by a corporation (including subchapter S), self-employed individual, sole proprietorship, partnership or non-profit organization.
¿	403(b) - a type of deferred compensation plan for certain employees of public schools, employees of certain tax-exempt organizations and certain ministers.
¿	457(b) - a type of deferred compensation plan sponsored by governmental and certain non-governmental employers in the United States.
¿

Deferred compensation plan - a plan or agreement that defers the payment of a portion of the employee’s compensation to a future date and which may also include a contribution made by the employer for the employee’s benefit.

¿	Money purchase - a type of defined contribution plan where the employer is required to make a contribution, on behalf of the plan participants, to the plan each year.
¿

Defined benefit - a pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age.

¿

Defined contribution - a plan in which the contributions made to the plan by the employee and/or employer are allocated to the employee’s individual account under the plan. Examples of defined contribution plans include 401(k) plans, 403(b) plans, money purchase plans and profit-sharing plans.

¿

Profit-sharing - a type of defined contribution plan in which the employer may make a contribution, on behalf of the plan participants, to the plan each year either out of the company’s profits or otherwise.

Products

Retirement plans

Diversified Retirement Corporation (rebranded to Transamerica Retirement Solutions Corporation in January 2013) offers a wide array of investment options designed to create a fully customized investment line-up for clients and a personalized retirement funding strategy for their retirement plan participants.

Transamerica Retirement Solutions’ open architecture investment platform provides its clients access to a broad investment universe, including institutional and retail mutual funds, registered or non-registered variable annuities, or a collective investment trust. The investment options offered in each plan are selected by the client or the client’s financial adviser.

Transamerica Retirement Services offers fully bundled and partially bundled retirement plan solutions to small and mid-sized employers. These plans are predominantly supported by a group variable annuity product, where plan assets are invested primarily in separate account investment choices, including bond and equity investment choices, and cash equivalent choices. A fixed account cash vehicle may also be available on most plans. The investment choices are selected by the client or by the client’s financial adviser.

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

Life products include universal life insurance, whole life insurance and term life insurance. Supplemental health products include dental, accident, critical illness, cancer treatment, hospital indemnity and short-term disability policies. Some of these plans provide lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Other plans pay scheduled benefits for specific hospital or surgical expenses and cancer treatments, hospice care and cover deductible, as well as co-payment amounts, not covered by other health insurance. Stop loss provides catastrophic coverage to self-insured employer health plans.

Synthetic guaranteed investment contracts

Stable value solutions (SVS) provides synthetic guaranteed investment contracts (GICs) in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other

36	Business overview Overview Americas

retirement plans. SVS provides a synthetic GIC “wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and can be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants, and provides book value benefit-responsiveness.

Sales and distribution

Transamerica Retirement Solutions provides a comprehensive and customized approach to retirement plan management, catering to the mid- to large-sized defined contribution, defined benefit and non-qualified deferred compensation retirement plans market. Transamerica Retirement Solutions’ clients are generally organizations with 250 to 100,000 employees and between USD 15 million and USD 2 billion in retirement assets.

Transamerica Retirement Solutions serves more than 17,000 small- to mid-sized companies across the United States. Transamerica Retirement Solutions offers a number of specialized services, including innovative plan design, a wide array of investment choices, extensive education programs and online investment education.

Transamerica Retirement Solutions also offers single premium group annuities in the United States, which are used by companies to decrease the liability of their defined benefit plans. The market is growing in this segment as more employers look to reduce the cost and complexity of their pension liabilities, often driven by widespread economic and sector restructuring.

Through Transamerica Employee Benefits, Transamerica offers voluntary payroll deduction life and supplemental health to companies ranging in size from just five employees to more than 100,000. Products and services are marketed to employees at their place of work and are designed to supplement employees’ existing benefit plans. As of January 2013, this division became part of Life & Protection.

Transamerica Retirement Management, Inc. (rebranded January 2013 to Transamerica Retirement Solutions Corporation) works with individual plan participants who are in transition. Whether participants have experienced a lay-off, a job change or a planned retirement, Transamerica Retirement Solutions has a phone-based team of salaried retirement counselors who can help clearly explain the choices available so the participant can confidently take the next step. Employees providing these services are registered representatives and investment adviser representatives of TFA. In addition to serving those in transition, Transamerica Retirement Solutions also provides pre-retirees the guidance and decision support needed to make a successful transition to and through retirement. Transamerica Retirement Solutions offers an array of advisory services, brokerage products, annuities and access to other insurance related products and resources.

Each “plan for retirement” can be as simple or as detailed as necessary, depending on the goals and needs of the individual.

As of January 2013, the three business units Diversified, Transamerica Retirement Services and Transamerica Retirement Management have been combined to form Transamerica Retirement Solutions Corporation.

Overview business lines

Canada

Life & Protection

Transamerica Life Canada (TLC) is a leading provider of life insurance products to Canadian consumers. By working through a variety of distribution channels, TLC has acquired a national network of thousands of independent advisers. These advisers provide middle market Canadians with the individual life insurance and protection products they need to help them take responsibility for their financial future.

Latin America

Aegon’s business in Latin America comprises the 50% interest in Mongeral Aegon S.A. Seguros e Previdência, a Brazilian independent life insurer and the 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. Mongeral’s insurance activities include pension product distribution, individual and group life insurance products, and administrative services. Seguros Argos’s primary product is a twenty-year term life insurance product. Both insurance companies distribute their products in the worksite market.

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

Annual Report on Form 20-F 2012	37

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

Payout annuities

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

BOLI/COLI

Aegon USA services life insurance products sold to the bank- and corporate-owned life insurance (BOLI/COLI) market in the United States. BOLI/COLI helps institutional customers fund long-term employee benefits such as executive compensation and post-retirement medical plans. The corporation insures key employees and is the owner and beneficiary of the policies. New sales of BOLI/COLI were discontinued in 2010.

Clark Consulting specializes in the servicing and administration of bank-owned life insurance. Clark Consulting’s relationships and service model help maintain strong persistency for the block of business.

Life reinsurance

In August 2011, Aegon completed the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR, a global reinsurance company based in France. Under the agreement, Aegon divested its global life reinsurance activities with the exception of select blocks of business. The retained businesses comprise mainly variable annuity guarantee business.

Competition

Competitors of the Aegon Americas’ companies include other large and highly-rated insurance carriers, as well as certain banks, securities brokerage firms, investment advisers and other financial intermediaries marketing insurance products, annuities and mutual funds.

In the United States, the Life & Protection division faces competition from a variety of carriers. Top competitors include AIG, Genworth, John Hancock, Hartford, USAA, Lincoln National, American General, and MetLife. In Canada, the primary competitors are Power Corporation (London Life, Canada Life, Great West Life), Sun Life Financial, Manulife Financial, and Industrial-Alliance. The result is a highly competitive marketplace and increasing commoditization in many product categories. Aegon believes the best and most enduring competitive advantages are relationships and service.

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

Aegon USA is able to leverage its long-term relationships built with many institutions to offer them such product lines as variable annuities, life insurance, mutual funds, and 401(k) products.

Maintaining an effective wholesaling force, focusing on strategic business relationships and developing products with features, benefits and pricing believed to be attractive in that market place, Aegon USA actively competes in the variable annuity marketplace. The market has shown a continued interest in guaranteed lifetime withdrawal products, and there is strong competition among providers. Aegon USA’s primary competitors in the variable annuity market are MetLife, Prudential, Lincoln National, Nationwide and Jackson National.

The top five competitors in the mutual fund market are generally considered to be: American Funds, Fidelity, PIMCO, Franklin Templeton, and T. Rowe Price.

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

38	Business overview Overview Americas

In the small business retirement plan segment and the multiple employer plan segment, Aegon USA’s main competitors are Principal Financial, John Hancock, American Funds, Fidelity, and ING. In the single premium group annuity market, Aegon USA’s main competitors are Mass Mutual, Prudential, John Hancock, MetLife and Mutual of Omaha.

Aegon USA has been a leading issuer of synthetic GICs1.

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

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities, and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, on a targeted, random or cyclical basis. Some state Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales, marketing and operational practices. Aegon USA continues its focus on these compliance issues, and costs can increase as a result of these activities.

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

The NAIC amended its Model Holding Company Act and Regulation to enhance disclosure to regulators about risk exposure to insurers from within their holding company system, for adoption by jurisdictions in 2012 and 2013. Existing insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States already impose various limitations on investments in affiliates, and require prior approval of the payment of dividends above certain threshold levels by the licensed insurer to Aegon or its affiliates. In response to international developments, the NAIC also passed a new Own Risk and Solvency Protection Model Act and Guidance Manual, which may come into effect as early as 2013. The NAIC revised the Model Standard Valuation Law (SVL) and completed a new Valuation Manual, which together established Principles-Based Reserving (PBR) in 2012. A few states are considering passage of the SVL in 2013, but implementation of PBR is not expected until 2016 or later. NAIC will continue to consider changes to corporate governance and insurers’ use of captives through 2013.

Although the US federal government has not historically regulated the insurance business, many federal laws impact the insurance business in a variety of ways. US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure of customer information. Legislation is sometimes introduced - in the US Congress or state governments - that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), enacted in 2010, established the Federal Insurance Office (FIO). A FIO director was appointed in June of 2011. While the FIO does not have any direct regulatory authority over US insurers, it does have certain authority to represent the US government in establishing international regulatory standards for insurers, and to represent the US insurance industry in international matters. The Dodd-Frank Act also established the Consumer Financial Protection Bureau, which has the authority to regulate the marketing practices of credit insurance as well as other financial products sold through banks. The Federal Reserve Board has also established certain disclosures relating to credit insurance sold in connection with a bank loan. The activities of the FIO and other federal agencies under the Dodd-Frank Act will likely have

1	Source: Reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products as of the first three quarters of 2012.

Annual Report on Form 20-F 2012	39

a significant impact on the capital standards and sale of life insurance and annuities in the United States.

Federal laws and the rules of the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do Not Call Registry. Additionally, proposals to place restrictions on direct mail are considered by the US Congress and states from time to time. These restrictions adversely impact telemarketing efforts of Aegon USA, and new proposals, if enacted, will likely also directly impact direct mail efforts. Finally, proposed Federal Reserve Board disclosures regarding credit insurance provided in connection with a loan, if enacted as proposed, would adversely impact the market for credit insurance.

Many supplemental health insurance products, such as Medigap, offered by the Transamerica companies, are subject to both federal and state regulation as health insurance. The Patient Protection and Affordable Care Act (PPACA), enacted in 2011, significantly changes the regulation of health insurance and delivery of health care in the United States, including in certain respects, the regulation and delivery of supplemental health insurance products. Individual states are required to establish health care exchanges for the purchase of health care insurance by individuals. The extent to which employers may discontinue their provision of supplemental health insurance products to retired employees and the extent to which supplemental health insurance products may be sold through state exchanges may significantly impact Aegon USA’s supplemental health products business.

Additionally, certain policies and contracts offered by Aegon USA insurance companies are subject to regulation under the federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the insurance companies’ variable life insurance and variable annuity operations, and occasionally makes requests for information from these insurers in connection with examinations of affiliate and third party broker-dealers, investment advisers and investment companies. The SEC and other governmental regulatory authorities, including state securities administrators, may institute administrative or judicial proceedings that may result in censure, fines, issuance of cease-and-desist orders or other sanctions. Sales of variable insurance and annuity products are regulated by the SEC and the FINRA. The SEC, FINRA and other regulators have from time to time investigated certain sales practices involving variable annuities and transactions in which an existing variable annuity is replaced by, or exchanged for, a new variable annuity. Certain separate accounts of Aegon USA insurers are registered as investment companies under the Investment Company Act of 1940, as amended (the Investment Company Act). Separate account interests under certain annuity contracts and insurance policies issued by the insurance companies are also registered under the Securities Act of 1933, as amended (the Securities Act).

Some of Aegon USA’s investment advisory activities are subject to federal and state securities laws and regulations. Mutual funds managed, issued and distributed by Aegon USA companies are registered under the Securities Act, and the Investment Company Act. With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of Aegon USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by Aegon USA companies are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts, and funding agreements are sold to tax qualified pension plans or to other sophisticated investors and are exempt from registration under both Acts. On July 21, 2010, the SEC proposed a framework to replace the requirements of Rule 12b-1 of the Investment Company Act with respect to how mutual funds and underlying funds of separate accounts collect and pay fees to cover the costs of selling and marketing their shares. The proposed changes are subject to public comment and, following any enactment, would be phased in over several years. The impact of these proposals cannot be predicated at this time.

Some of the Aegon USA companies are registered as broker-dealers with the SEC under the Securities Exchange Act of 1934, as amended (the Securities Exchange Act) and are regulated by the FINRA. A number of Aegon USA companies are also registered as investment advisers under the Investment Advisers Act of 1940. Aegon USA insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions. The Dodd-Frank Act reforms the regulatory structure of the financial services industry in the United States, including providing for additional oversight of “systemically significant” companies. In accordance with the Dodd-Frank Act requirements, the SEC studied and recommended a harmonized standard of care for broker-dealers, investment advisers and persons associated with these firms who are providing personalized investment advice. The SEC has indicated that it intends to seek comments on the costs and benefits of regulations establishing a harmonized standard of care; however, it has not set a date for enactment of those regulations. Legislation was introduced in the House of Representatives in the 112th congress that would establish a self-regulatory organization for the examination of investment advisers; however, no action was taken on the legislation at the end of that congress. Further proposals could come in this area

40	Business overview Overview Americas

in 2013. The impact of regulations resulting from these studies cannot be predicted at this time.

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, continues to be under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, suitability of sales, selling practices, unclaimed property reporting, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. Aegon USA companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain Aegon USA companies’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. Aegon USA companies continue to cooperate with these regulatory agencies. In certain instances, Aegon USA companies modified business practices in response to those inquiries or findings. Certain Aegon USA companies have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on Aegon USA’s financial position, net income or cash flow. Over the years, there has been an increase in litigation across the industry, new legislation, regulations, and regulatory initiatives aimed at curbing alleged improper annuity sales to seniors. As many of the estimated 77 million baby boomers are reaching the age of 60, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. With the significant decline in financial markets in late 2008 and early 2009, management expects there will be further regulation and litigation which could increase costs and limit Aegon USA’s ability to operate.

Some Aegon USA companies offer products and services to individual retirement accounts (IRAs), pension and welfare benefit plans that are subject to the federal Employment Retirement Income Security Act (ERISA). ERISA is administered by the US Department of Labor (DOL) and Internal Revenue Service (IRS). Accordingly, the DOL and IRS have jurisdiction to regulate the products and services sold by these Aegon USA businesses. DOL has issued regulations defining the nature of fees to be paid for investment advice in these plans, as well as requiring increased fee disclosure from defined contribution plan service providers and to plan participants. The DOL has indicated that it will re-propose regulations regarding the scope of an “investment advice fiduciary” in IRAs and defined contribution plans, as well as further define the nature of a plan sponsor’s obligations regarding certain plan participants’ investment options selected through a plan’s brokerage window. Implementation of these and other regulations in the manner proposed could increase the cost and administrative burdens of the Aegon USA companies.

Finally, both the US Treasury Department has published, and the DOL have or are expected to offer, guidance addressing some of the administrative burdens of offering annuities both as an investment option in a retirement savings plan or as a distribution from that plan. This guidance, the legislative proposals, and additional, anticipated regulatory guidance, are expected to significantly reduce the administrative burden of offering annuities within a retirement savings plan or as a distribution option from the plan.

In an attempt to increase the number of workers covered by a retirement savings plan, California has enacted legislation that would permit non-governmental workers to join the state government workers retirement plan or a similar governmental plan. Certain steps must be taken, however, before the legislation can be implemented. Several other states are considering similar legislation. The opening of State retirement plans to non-governmental workers could impact the products and sevices sold by some Aegon USA companies to private employers in those states.

Although the insurance business is regulated at state level, the US federal tax treatment of life insurance, pension and annuity products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax incentives for these products - both in and of themselves and relative to other investment vehicles - are debated periodically in the US Congress and are also proposed in the Executive Administration’s annual budget for the US federal government. Executive Administration budget proposals, to be effective, must be enacted by Congress before they become law. This risk of tax changes is heightened when additional revenue is sought to reduce the federal deficit. In addition, current discussions on major tax reform initiatives further increase the risk of changes to the tax incentives for short- and long-term savings products, as well as to the taxation of life insurers. These changes, if enacted, would directly impact the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial retirement security.

Moreover, legislative proposals which impose restrictions on executive compensation or restrict employment-based savings plans, adversely impact the sale of life insurance products used in funding those plans and their attractiveness relative to other non-insurance products. Finally, regulations announced under the Dodd-Frank Act that limit investment by banks in certain financial services products or increase the cost of issuing certain life insurance products would adversely impact the sale of life insurance products. In particular, the market for stable value

Annual Report on Form 20-F 2012	41

products sold to defined contribution plans, as well as other insurance products, would be adversely affected if it was decided that these products should be regulated as derivatives.

There have also been occasional legislative proposals in the US Congress that target foreign owned companies, such as a proposal containing a corporate residency provision that threatens to redefine some historically foreign-based companies as US corporations for US tax purposes.

The economic crisis of 2008 has resulted in proposals for regulatory reform of the financial services industry, both in the United States and around the world. The Dodd-Frank Act generally leaves the state insurance regulatory system in place, but creates a Federal Insurance Office in part to represent the US insurance industry in international matters. Many details of the Dodd-Frank Act are left to study or regulation, and therefore, the impact of the Dodd-Frank Act on Aegon USA or the life insurance market in general, cannot be fully determined until the regulations implementing the Dodd-Frank Act are promulagated and the studies completed. This includes any determination of the likelihood that Aegon USA will be considered systemically significant and subject to heightened prudential standards.

Aegon USA companies administer and provide both asset management services and products used to fund defined contribution plans, individual retirement accounts, 529 plans and other savings vehicles. Changes to defined benefit plans by sponsors in reaction to the financial economic environment and the enactment of funding relief provisions may impact the services Aegon USA companies provide to these plans. In addition, legislative and regulatory proposals are considered from time to time which relate to the disclosure and nature of fees paid by defined contribution plan sponsors and their participants. Other proposals that may be considered relate to the nature of education, advice or other services Aegon USA companies provide to defined contribution plan sponsors and their participants. Finally, as noted above, proposals to change the structure, remove or decrease the US federal tax preferences of pension and annuity products, either as part of tax reform or pursuant to deficit reduction, would directly impact the cost and competitiveness of pension and annuity products and pension services sold to ensure Americans’ financial retirement security. Aegon USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

Any proposals that seek to either restrict fees and services to, or investment advice in, employer plans or change the manner in which Aegon USA companies may charge for such services inconsistent with business practices, will adversely impact the Aegon USA companies that provide administration and investment services and products to employment based plans.

The Patient Protection and Affordable Care Act does not directly impact the business of life insurance. It is uncertain whether any of the new regulations, anticipated over the next several years, that will implement this law, will impact the nature or distribution of any of Aegon USA’s supplemental products.

The American Taxpayer Relief Act (“ATRA”), enacted in January 2013, made permanent, with some modifications, many of the tax cuts enacted in 2001 and 2003 during the Bush Administration. The ATRA provisions that are most significant for the Aegon USA companies’ business include those (a) on the estate tax (keeping the unified estate and gift tax exemption threshold of USD 5 million (adjusted for inflation after 2011) and raising the maximum tax rate from 35% to 40%; (b) on Roth conversions (permitting participants in qualified retirement savings plans to convert otherwise non-distributable 401(k) plan balances to a Roth account if the plan so provides; and (c) increasing the top individual income tax rates to 39.6% and capital gains rates to 20%. Other provisions of ATRA, such as the phase-out of personal exemptions and limitations on itemized deductions, as well as the new 3.8% tax on net investment income (enacted by the Patient Protection and Affordable Care Act and first effective in 2013), will further increase the marginal income tax rate of certain high income households. Making the estate tax permanent will facilitate estate planning for Americans. The extent to which the other tax law changes impact the purchase of life insurance and annuity products, as well as the participation of individuals in qualified retirement savings plans, is as yet uncertain. Further tax proposals are likely to deal with the debt situation in the U.S. The impact of such proposals, if they were passed, cannot be predicted at this time.

Aegon Canada

Transamerica Life Canada (TLC) is organized and regulated pursuant to the federal Insurance Companies Act (Canada). The primary regulator is the Office of the Superintendent of Financial Institutions. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces and three territories in which it carries on business. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to conduct business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial/territorial levels. It is also governed by policy statements and guidelines established by the Canadian Life & Health Insurance Association.

The mutual fund and investment management operations of Transamerica Life Canada are governed by the Securities Acts of each province and territory.

42	Business overview Overview Americas

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

The key investment strategy for traditional insurance-linked portfolios is asset liability management, whereby predominately high-quality investment assets are matched in an optimal way to the corresponding insurance liability. This strategy takes into account currency, yield and maturity characteristics. Asset diversification and quality considerations are also taken into account, along with considerations of the policyholders’ guaranteed or reasonably expected excess interest sharing. Investment-grade fixed income securities are the main vehicle for asset liability management, and Aegon USA’s investment personnel are highly skilled and experienced in these investments.

The Aegon USA companies manage their asset liability matching through the work of several committees. These committees review strategies, define risk measures, define and review asset liability management studies, examine risk-hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these simulations an investment portfolio is constructed to best match the cash flow and interest sensitivity of the underlying liabilities while trying to maximize the spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for four critical risk measures (capital charges, cash flows, present value of profits, and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side, Aegon USA has some offsetting risks, some liabilities perform better in rising interest rate environments while others tend to perform well in falling interest rate environments. The amount of offset can vary depending on the absolute level of interest rates and the magnitude and timing of interest rate changes, but it generally provides some level of diversification. On the asset side, hedging instruments are continuously studied to determine whether their cost is commensurate to the risk reduction they offer.

Reinsurance ceded

Ceding reinsurance does not remove Aegon’s liability as the primary insurer. Aegon could incur losses should reinsurance companies not be able to meet their obligations. To minimize its exposure to the risk of such defaults, the creditworthiness of its reinsurers is monitored regularly.

Aegon USA

Aegon USA reinsures part of its life insurance exposure with third-party reinsurers under traditional indemnity, quota share reinsurance treaties, as well as excess-of-loss contracts. Aegon USA’s reinsurance strategy is in line with typical industry practice.

These reinsurance contracts are designed to diversify Aegon USA’s overall risk and limit the maximum loss on risks that exceed policy retention levels. The maximum retention limits vary by product and class of risk, but generally fluctuate between USD 3,000 and USD 10 million per life insured.

Aegon USA remains contingently liable with respect to the amounts ceded should the reinsurance company not be able to meet its obligations. To minimize its exposure to such defaults, Aegon USA regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit or trust agreements. For certain agreements, funds are withheld for investment by the ceding company. Aegon USA has experienced no material reinsurance recoverability problems in recent years.

The Aegon USA insurance companies also enter into contracts with company-affiliated reinsurers, both within the United States and overseas. These contracts have been excluded from the company’s consolidated financial statements.

Aegon Canada

In the normal course of business, Transamerica Life Canada reinsures part of its mortality and morbidity risk with third-party reinsurers that are registered with Canada’s Office of the Superintendent of Financial Institutions. The maximum life insurance exposure retained is CAD 1.25 million per life insured.

Annual Report on Form 20-F 2012	43

Results 2012 the Netherlands

Amounts in EUR millions	2012	2011	%
Net underlying earnings	253	238	6%
Tax on underlying earnings	62	60	3%
Underlying earnings before tax by product segment
Life & Savings	262	185	42%
Pensions	66	98	(33%	)
Non life	(29)	6	-
Distribution	16	8	100%
Share in underlying earnings before tax of associates	-	1	-
Underlying earnings before tax	315	298	6%
Net Fair value items	112	156	(28%	)
Gains / (losses) on investments	138	269	(49%	)
Impairment charges	(29)	(15)	(93%	)
Other income / (charges)	(279)	(164)	(70%	)
Income before tax	257	544	(53%	)
Income tax	(5)	(125)	96%
Net income	252	419	(40%	)
Life insurance gross premiums	3,004	3,213	(7%	)
Accident and health insurance premiums	220	216	2%
General insurance premiums	475	452	5%
Total gross premiums	3,699	3,881	(5%	)
Investment income	2,212	2,192	1%
Fees and commission income	329	329	-
Total revenues	6,240	6,402	(3%	)
Commissions and expenses	1,046	1,122	(7%	)
of which operating expenses	756	823	(8%	)

New life sales Amounts in EUR millions	2012	2011	%
Life & Savings	46	81	(43%	)
Pensions	200	173	16%
Total recurring plus 1/10 single	246	254	(3%	)

Amounts in EUR million	2012	2011	%
New premium production accident and health insurance	21	27	(22%	)
New premium production general insurance	30	27	11%

Gross deposits (on and off balance)	2012	2011	%
Life & Savings	1,484	1,968	(25%	)
Pensions	-	80	-
Total gross deposits	1,484	2,048	(28%	)

44	Business overview Results of operations the Netherlands

Results 2012 the Netherlands1

Higher underlying earnings before tax in the Netherlands were driven by improved Life & Savings earnings and lower operating expenses following implemented cost reduction initiatives in 2011. Aegon’s business in the Netherlands has already realized EUR 89 million of the targeted EUR 100 million reduction in operating expenses. Net income was impacted by a one-off charge of EUR 265 million related to the acceleration of product improvement for unit-linked insurance products.

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 252 million and included a charge of EUR 265 million before tax related to the acceleration of product improvements for unit-linked insurance products. Realized gains on investments totaled EUR 138 million for the year and were mainly the result of asset liability management related trading activity and selective de-risking. Results on fair value items amounted to a gain of EUR 112 million and impairments amounted to EUR 29 million.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased 6% in 2012 to EUR 315 million as higher earnings in Life & Savings more than offset lower earnings in Pension and Non-life. Recurring charges for Corporate Center expenses amounted to EUR 16 million.

¿

Underlying earnings before tax from Aegon’s Life & Savings operations in the Netherlands increased to EUR 262 million, up 42% compared to 2011. This increase was driven by cost savings, a higher contribution from Aegon’s growing mortgage portfolio on lower funding costs, the non-recurrence of certain expenses and a benefit in the fourth quarter resulting from updated mortality tables of EUR 24 million.

¿

Underlying earnings before tax from the Pension business declined to EUR 66 million as the benefit of cost savings and the wind up of several contracts were more than offset by lower interest income, the non-recurrence of a employee benefit release in 2011 and a charge in 2012 of EUR 17 million resulting from updated mortality tables.

¿

Non-life recorded an underlying loss before tax of EUR 29 million in 2012 as a result of adverse claim experience on disability and general insurance products. Losses on these products have led to the implementation of actions to improve future results with disability insurance products already showing improvements in 2012.

¿

In 2012, the distribution businesses recorded an underlying earnings before tax of EUR 16 million, an improvement compared to 2011 due to cost savings and lower amortization of value of business acquired following an impairment in 2011.

Commissions and expenses

Commissions and expenses decreased by 7% in 2012 compared to 2011 driven by lower operating expenses. Operating expenses decreased by 8%, to EUR 756 million, as realized cost savings and the non-recurrence of restructuring charges offset investments in new distribution capabilities and recurring charges for Corporate Center expenses.

Aegon is on track to reduce operating expenses by EUR 100 million in comparison to the cost base for 2010, of which the majority has been achieved in 2012. Over the years, Aegon has implemented cost savings of EUR 89 million.

Production

New life sales decreased by 3% in 2012 to EUR 246 million. The decline in Individual life sales to EUR 46 million, primarily driven by a shrinking Dutch life insurance market, more than offset the 16% increase in pension sales. Production of mortgages in 2012 amounted to EUR 2.7 billion down from EUR 3.3 billion in 2011.

Premium production for accident & health amounted to EUR 21 million, down from EUR 27 million in 2011. Sales in income insurance products were negatively impacted by strong competition and price increases to maintain margins. General insurance production amounted to EUR 30 million, up 11% for the year, resulting from successful new distribution initiatives.

Gross deposits declined to EUR 1,484 million, driven by strong competition on the Dutch savings market and a reduction of the rate offered on savings accounts to protect margins.

1	Throughout this report, Aegon the Netherlands refers to all Aegon companies operating in the Netherlands.

Annual Report on Form 20-F 2012	45

Results 2011 the Netherlands

Amounts in EUR millions	2011	2010	%
Net underlying earnings	238	292	(18%	)
Tax on underlying earnings	60	93	(35%	)
Underlying earnings before tax by product segment
Life & Savings	185	186	(1%	)
Pensions	98	153	(36%	)
Non life	6	33	(82%	)
Distribution	8	16	(50%	)
Share in underlying earnings before tax of associates	1	(3)	-
Underlying earnings before tax	298	385	(23%	)
Net Fair value items	156	361	(57%	)
Gains / (losses) on investments	269	155	74%
Impairment charges	(15)	(11)	(36%	)
Other income / (charges)	(164)	38	-
Income before tax	544	928	(41%	)
Income tax	(125)	(217)	42%
Net income	419	711	(41%	)
Life insurance gross premiums	3,213	3,185	1%
Accident and health insurance premiums	216	201	7%
General insurance premiums	452	451	-
Total gross premiums	3,881	3,837	1%
Investment income	2,192	2,161	1%
Fees and commission income	329	348	(5%	)
Total revenues	6,402	6,346	1%
Commissions and expenses	1,122	1,058	6%
of which operating expenses	823	748	10%

New life sales Amounts in EUR millions	2011	2010	%
Life & Savings	81	83	(2%	)
Pensions	173	165	5%
Total recurring plus 1/10 single	254	248	2%
Amounts in EUR million	2011	2010	%
New premium production accident and health insurance	27	26	4%
New premium production general insurance	27	26	4%
Gross deposits (on and off balance)	2011	2010	%
Life & Savings	1,968	2,036	(3%	)
Pensions	80	346	(77%	)
Total gross deposits	2,048	2,382	(14%	)

46	Business overview Results of operations the Netherlands

Results 2011 the Netherlands

Underlying earnings in the Netherlands were impacted by increased provisioning for longevity, while net income was affected by business restructuring. In 2011, Aegon initiated actions to make its business in the Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market.

Net income

Net income from Aegon’s businesses in the Netherlands decreased to EUR 419 million. This decrease was mainly a result of a decline in fair value items, primarily guarantees net of related hedges, to EUR 156 million and other charges of EUR 164 million. These charges related to the restructuring of Aegon’s businesses in the Netherlands of EUR 92 million and a write-down of goodwill and VOBA of EUR 75 million related to the distribution businesses. Aegon’s distribution businesses in the Netherlands are experiencing pressure on margins and are implementing a new operating model following legislative changes related to commission payments which will result in lower profitability going forward. Realized gains on investments increased to EUR 269 million and were primarily the result of a decision to replace equities by fixed income securities and normal trading activity in the investment portfolio in a low interest rate environment. Impairments amounted to EUR 15 million.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands amounted to EUR 298 million, a decrease of 23% compared to 2010.

¿

Earnings from Aegon’s Life & Savings operations in the Netherlands remained level at EUR 185 million. Favorable mortality and higher contribution from mortgages was offset by higher expenses related to the execution of a program for product improvements and investments in new propositions.

¿	Earnings from the Pension business declined to EUR 98 million. Additional provisioning for longevity of EUR 82 million was only partly offset by the positive impact of favorable technical results.
¿	Earnings from Non-life declined to EUR 6 million, mainly as the result of a lower release of provisions, adverse claim experience and investments made in the business to increase efficiency.
¿

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

Production

New life sales increased to EUR 254 million. Pension sales increased 5% compared with 2010, mainly driven by successful institutional sales during the fourth quarter of 2011. Individual life sales declined and amounted to EUR 81 million, primarily driven by lower recurring premiums as mortgage production slowed down.

Premium production for accident & health increased 4% to EUR 27 million and benefited from stronger sales in income insurance products. General insurance production also increased 4% to EUR 27 million driven by increased sales for the motor and fire segments of the market.

Gross deposits decreased 14% to EUR 2.0 billion. The decline is a combination of less competitive interest rates on savings accounts offered and the transfer of third-party pension deposits to Aegon Asset Management as of the second quarter 2011.

Annual Report on Form 20-F 2012	47

Overview the Netherlands

Aegon has a history in the Netherlands that dates back more than 150 years. Today, Aegon the Netherlands is one of the country’s leading1 providers of life insurance and pensions, with millions of customers and approximately 4,500 employees. The fully owned Unirobe Meeùs Group is one of the largest2 intermediaries in the Netherlands. Aegon the Netherlands has its headquarters in The Hague and offices in Leeuwarden and Groningen.

Organizational structure

Aegon is one of the most widely recognized brand names in the Dutch financial services sector3. Additionally Aegon the Netherlands operates through a number of other brands, including TKP Pensioen, OPTAS and Unirobe Meeùs.

Aegon the Netherlands’ primary subsidiaries are:

¿	Aegon Bank N.V.
¿	Aegon Levensverzekering N.V.
¿	Aegon Schadeverzekering N.V.
¿	Aegon Spaarkas N.V.
¿	OPTAS Pensioenen N.V.
¿	Aegon Hypotheken B.V.
¿	TKP Pensioen B.V.
¿	Unirobe Meeùs Groep B.V.
¿	Aegon PPI B.V.

Aegon the Netherlands has four lines of business:

¿	Life & Savings
¿	Pensions
¿	Non-life
¿	Distribution

Restructuring

In September 2011, Aegon the Netherlands announced a restructuring that resulted in a loss of 300 positions as part of strategic plans to reduce the size and cost of the Dutch business. This plan was also aimed at increasing the fexibility and strength of the organization. The restructuring was largely finalized in 2012.

Overview sales and distribution channels

Aegon the Netherlands sells its products through several different channels. Corporate & Institutional Clients, part of the Pensions business line, serves large corporations and financial institutions such as company and industry pension funds. The intermediary channel, used by all business lines, focuses on independent agents and retail sales organizations in the

Netherlands. The direct channel is used by Aegon Bank (mainly for savings) and there is a strategic partnership with the Dutch retailer Kruidvat for products sold by Aegon Schadeverzekering. In 2012, Aegon launched online bank Knab, in line with its drive to actively embrace technology and meet the evolving needs of its customers.

Overview business lines

Life & Savings

Aegon the Netherlands provides a variety of individual savings products, mortgage loans and a range of life insurance and personal protection products and services, including traditional, universal and term life. Based on underlying earnings before tax, Life & Savings is the largest line of business in Aegon the Netherlands.

Products

Endowment insurance

This category includes various products that accumulate a cash value. Premiums are paid at inception or over the term of the contract.

The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits in the event of the death of the insured during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3%.

1	Source: Verzekerd van Cijfers 2012, published by the Dutch Association of Insurers.
2	Source: AM 2012 Jaarboek, published by Assurantie magazine.
3	Source: Tracking Report Motivaction.

48	Business overview Overview the Netherlands

There are different kinds of profit sharing arrangements. Bonuses are either paid in cash (mainly in the pension business, as described in the following section) or used to increase the sum insured. For one common form of profit sharing, the bonus levels are set by reference to external indices that are based on predefined portfolios of Dutch government bonds. The bonds included in the portfolios have different remaining maturities and interest rates. Together they are considered an approximation of the long-term rate of return on Dutch high quality financial investments.

Term and whole life insurance

Term life insurance pays out death benefits in the event of the death of the insured during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of the timing of this event. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted on request of the policyholder. In principle, term life insurance policies will not include profit sharing arrangements. Part of the portfolio of whole life insurance has profit-sharing features, which are based on external indices or return of related assets.

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

Variable unit-linked products

These products have a minimum benefit guarantee, except for premiums invested in equity funds. The initial guarantee period is ten years.

Tontine plans

Tontine plans in the Netherlands are unit-linked contracts with a specific bonus structure. Policyholders can choose from several Aegon funds in which to invest premiums paid. The main characteristic of a tontine system is that at the death of the insured, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series to which the deceased policyholder belonged. When the policyholder dies before maturity, Aegon the Netherlands pays a death benefit to the dependants. Tontine plans are in run-off.

Mortgage loans

Different types of residential mortgage loans are offered: interest-only, savings and unit-linked. Customers may also combine the different types in their own mortgage loan.

Savings accounts

Savings accounts are offered which allow customers to retain flexibility to withdraw cash with limited restrictions. In addition deposit accounts are offered with a predetermined maturity.

Investment contracts

Investment contracts are investment products that offer index-linked returns and generate fee income on the performance of the investments.

Banksparen

Banksparen is a saving product for which amounts are deposited on a blocked bank account, exempt from capital gains tax. The amount is only available after a certain time period, for specific purposes.

Sales and distribution

Life and savings products are sold through Aegon’s intermediary and direct channel.

Pensions

Pensions provides a variety of full service pension products to pension funds and companies. In 2012, it accounted for approximately 20% of Aegon the Netherlands total underlying earnings before tax.

Products

Aegon the Netherlands provides full service pension solutions and administration-only services to company and industry pension funds and some large companies. The full service pension products for account of policyholders are separate account group contracts with or without guarantees.

Separate account group contracts are large group contracts that have an individually determined asset investment underlying the pension contract. Any applicable guarantee usually consists of profit sharing being the minimum of the actuarial interest of either 3% or 4% or the realized return (on an amortized cost basis). If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against any future surpluses during the contract period. In general, the guarantee is dependent on the life of the insured so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premium levels are generally fixed over this period.

Annual Report on Form 20-F 2012	49

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

For small and medium-sized enterprises, Aegon the Netherlands provides defined contribution products with single and recurring premiums. Profit sharing is based on investment returns on specified funds. Premium levels are not fixed over the contract period. Minimum interest guarantees are given for nominal benefits, based on 0% (4% on policies sold before the end of 1999 and 3% on policies sold in the period 1999 - 2011).

Sales and distribution

Most of Aegon the Netherlands’ pensions are sold through Corporate & Institutional Clients and Aegon’s intermediary channel. Customers range from individuals to company and industry pension funds and large, medium-sized and small corporations. Aegon the Netherlands is one of the country’s leading providers of pensions1.

For the majority of company and industry customers, Aegon the Netherlands provides a full range of pension products and services. In addition, TKP Pensioen is specialized in pension administration for company and industry pension funds and Aegon PPI offers defined contribution plans for small and medium companies where employees bear the investment risk.

Non-life

Non-life consists of general insurance and accident & health insurance.

Products

General insurance

Aegon the Netherlands offers general insurance products in both the corporate and retail markets. They include house, inventory, car, fire and travel insurance.

Accident and health insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover the sick leave payments to employees that are not covered by social security and where the employers bear the risk.

Sales and distribution

Aegon the Netherlands offers non-life insurance products mostly through the Aegon intermediary channel. Non-life products are also sold via the direct channel Aegon Online and through strategic partnerships (for example white labeling products for sale via Kruidvat). In the corporate sector Aegon also uses the co assurance market. Corporate & Institutional Clients also provide products for larger corporations in the Netherlands.

Knab

Designed in collaboration with customers, experts and critics, online bank Knab was launched in 2012. The platform is set up to be fully aligned with customer needs, offering customers insights into their financial future and empowering informed decision making through a fee based model.

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

Aegon the Netherlands has been a key player in the total life market for many years. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top six companies account for approximately 90% of premium income in the Netherlands2. In the pensions market, Aegon the Netherlands ranks first, based on gross premium income in 2011. In the individual life insurance market Aegon the Netherlands takes sixth place2, based on gross premium income 2011. Combined, in total life, Aegon the Netherlands ranks second2 after ING. Aegon the Netherlands is one of the smaller players in the non-life market. The non-life market share of Aegon the Netherlands is around 4%2, measured in premium income.

1	Source: Verzekerd van Cijfers 2012, published by the Dutch Association of Insurers.
2	Source: DNB Supervision Returns 2011.

50	Business overview Overview the Netherlands

In mortgage loans, Aegon the Netherlands1 holds a market share of approximately 7.3% based on new sales. Rabobank, ING and ABN AMRO are the largest2 parties in the mortgage loan market. Aegon the Netherlands is currently the largest insurance company in this market.

In the savings segment, Aegon the Netherlands holds approximately 1.7%3 of the savings of Dutch households and is small compared to banks like Rabobank, ING, ABN AMRO, SNS Bank and ASN Bank.

Several changes in regulations in recent years have limited opportunities in the Dutch insurance market, especially in the life insurance market (for example, company savings plans and premiums of certain products are no longer tax deductible). Furthermore, low economic growth and the volatility of financial markets have created uncertainty among customers and a reluctance to commit to long-term contracts. These changed legal and market conditions have augmented competition. The result is competitive pricing and a focus on service levels, client retention and product innovation.

In the pension segment, opportunities will come from pension funds, who will insure the whole or part of the fund instead of keeping these risks themselves as pension funds face pressure on their coverage ratios as well as increased regulatory and governance requirements.

Regulation and supervision

Two institutions are responsible for the supervision of financial institutions in the Netherlands:

¿	De Nederlandsche Bank (the Dutch Central Bank) or DNB and
¿	Autoriteit Financiële Markten (the Dutch Authority for the Financial Markets) or AFM.

DNB is responsible for safeguarding financial stability, supervising financial institutions and the financial sector. Regulations pertaining to the supervision of financial institutions are referred to as “Wet op het financieel toezicht” (Supervision of the Financial System Act). This law pertains equally to banking and insurance operations and introduced a greater degree of consistency in both requirements and supervision.

The AFM supervises the conduct of, and the provision of information by, all parties on the financial markets in the Netherlands. The objective of the AFM is to promote an orderly and transparent market process within the financial markets, the integrity of relations between market players and the protection of the consumer.

Financial supervision of insurance companies

The various European Union Insurance Directives, collectively referred to as “Solvency I”, have been incorporated into Dutch law. The Directives are based on the “home country control” principle. This means that an insurance company that has a license issued by the regulatory authorities in its home country is allowed to conduct business, either directly or through a branch, in any country of the European Union. Separate licenses are required for each of the insurance company’s branches in which it conducts business. The regulatory body that issued the license (in this case DNB) is responsible for monitoring the solvency of the insurer.

Under Dutch law a company is not permitted to conduct both life insurance and non-life insurance business within one legal entity, nor is a company allowed to carry out both insurance and banking business within the same legal entity.

Every life and non-life insurance company licensed by, and falling under the supervision of, DNB must file audited regulatory reports on at least an annual basis. These reports, primarily designed to enable DNB to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the investments of the insurance company. DNB’s regulatory reporting is based on a single entity focus and is designed to highlight risk assessment and risk management.

DNB may request any additional information it considers necessary and may conduct an audit at any time. DNB can also make recommendations for improvements and publish these recommendations if the insurance company does not follow them. Finally, DNB can appoint a trustee for an insurance company or, ultimately, withdraw the insurance company’s license.

The following insurance entities of Aegon the Netherlands are subject to the supervision of DNB:

¿	Aegon Levensverzekering N.V.
¿	Aegon Schadeverzekering N.V.
¿	Aegon Spaarkas N.V.
¿	OPTAS Pensioenen N.V.

Under Solvency I, life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives. Currently this level is approximately 4% of their general account technical provision, or, if no interest guarantees are provided, approximately 1% of the technical provisions with investments for the account of policyholders and an additional 0.3% charge for value at risk.

1	Source: Kadaster.
2	Source: DNB Supervision Returns 2011.
3	Source: DNB Statisch Bulletin.

Annual Report on Form 20-F 2012	51

General insurance companies are required to maintain shareholders’ equity equal to or greater than 18% of gross written premiums per year or 23% of the three-year average of gross claims.

Financial supervision credit institutions

Aegon Bank N.V. falls under the supervision of DNB and must file monthly regulatory reports and an audited Annual Report.

Credit institutions are required to maintain solvency and liquidity ratios in line with the requirements of the Wet op het financieel toezicht. The “Wet op het financieel toezicht” incorporates the requirements of Directive 2006/48/EC, Directive 2006/49/ EC (together referred to as CRD II) and Directive 2010/76/EU (CRD III). These directives are the European translation of the Basel accord for prudential supervision of credit institutions and investment firms. Based on these rules, credit institutions in the Netherlands are required to maintain a minimum total capital ratio (BIS ratio), currently 8%, pursuant to guidance issued by DNB. The level of capital is subject to certain requirements and is reviewed against its on- and off-balance sheet assets, with these assets being weighted according to their risk level. The Basel III accord, the new regulatory framework for the banking sector, has been finalised and is currently being translated into European legislation through the CRD IV framework. When finalized, the CRD IV framework will be implemented in the Netherlands through the “Wet op het financieel toezicht”.

Asset liability management

Aegon the Netherlands Risk & Capital Committee, who meet at least on a quarterly basis, determines and monitors the investment strategy. The focus of these meetings is, among other activities, to ensure an optimal strategic asset allocation, to decide on interest rate hedging strategies to reduce interest rate risks, and to decide on the need for securitizations of residential mortgage portfolios to improve the liquidity and funding position of Aegon the Netherlands.

Most (insurance) liabilities of Aegon the Netherlands are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived. Scenarios and optimization analyses are conducted with respect to the asset classes fixed income, equities and real estate. Various subclasses, such as commodities, hedge funds and private equity, are also included in the analyses. The result is an optimal asset allocation representing different investment risk-return profiles. Constraints such as the minimum return on equity and the maximum solvency risk also determine alternative strategic asset allocations. Most of Aegon the Netherlands’ investments are managed by Aegon Asset Management. For certain specialized investments, such as hedge funds and private equity, Aegon the Netherlands hires external managers. Portfolio managers are allowed to deviate from the benchmark based on their short-term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio allocations compared to their strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

In 2012, Aegon the Netherlands partially offset the risk of future longevity increases related to a part of its insurance liabilities by buying a longevity index derivative from Deutsche Bank, which will pay out if in twenty years the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Both Aegon the Netherlands and Deutsche Bank have the possibility to terminate the contract after ten years (early termination clause). The payout is maximized at another (higher) predetermined percentage compared to the base scenario. This transaction was the first transaction in Continental Europe to be based on population data and it is the first longevity swap to be targeted directly to capital markets.

This longevity derivative accomplishes the objective of retaining some risk around the best estimate of the insurance liabilities of Aegon the Netherlands, while being protected for significant mortality improvements and thus lowering the amount of required capital for solvency purposes.

Reinsurance ceded

Like other Aegon companies around the world, Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, and “excess of loss” contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks and limit the maximum loss it may incur on risks that exceed policy retention limits.

Prior to 2011, Aegon the Netherlands reinsured its life exposure through a profit-sharing contract between its subsidiary Aegon Levensverzekering N.V. and a reinsurer. As of January 1, 2012, Aegon the Netherlands has ended this reinsurance contract and therefore retains the full death and disability risk.

For non-life, Aegon the Netherlands only reinsures its fire and car insurance business. For fire insurance, an “excess of loss” contract is in place with a retention level of EUR 3 million for each separate risk and EUR 20 million for each event. For car insurance, Aegon the Netherlands has reinsurance in place on a similar basis with a retention level of EUR 2.5 million for each event.

52	Business overview Results of operations United Kingdom

Results 2012 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2012	2011	%		2012	2011	%
Net underlying earnings	110	33	-		135	38	-
Tax on underlying earnings	(25)	(28)	11%		(30)	(33)	9%
Underlying earnings before tax by product segment
Life	66	86	(23%	)	82	99	(17%)
Pensions	21	(75)	-		26	(86)	-
Distribution	(2)	(6)	67%		(3)	(8)	63%
Underlying earnings before tax	85	5	-		105	5	-

Net Fair value items	(26)	(5)	-		(31)	(6)	-
Gains / (losses) on investments	68	44	55%		84	51	65%
Impairment charges	-	(55)	-		-	(62)	-
Other income / (charges)	28	(49)	-		34	(57)	-
Income before tax (excluding income tax from certain proportionately consolidated associates)	155	(60)	-		192	(69)	-

Income tax attributible to policyholder return	(32)	(37)	14%		(40)	(43)	7%
Income before tax on shareholders return (excluding income tax from certain proportionately consolidated associates)	123	(97)	-		152	(112)	-
Income tax on shareholders return	14	52	(73%	)	17	60	(72%)
Net income	137	(45)	-		169	(52)	-

Life insurance gross premiums	4,900	5,611	(13%	)	6,047	6,474	(7%)
Total gross premiums	4,900	5,611	(13%	)	6,047	6,474	(7%)

Investment income	1,894	1,867	1%		2,337	2,154	8%
Fees and commission income	108	119	(9%	)	133	137	(3%)
Total revenues	6,902	7,597	(9%	)	8,517	8,765	(3%)

Commissions and expenses	598	732	(18%	)	738	844	(13%)
of which operating expenses	273	409	(33%	)	337	472	(29%)

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2012	2011	%		2012	2011	%
Life	72	66	9%		89	77	16%
Pensions	686	672	2%		847	775	9%
Total recurring plus 1/10 single	758	738	3%		936	852	10%

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2012	2011	%		2012	2011	%
Variable annuities	22	49	(55%	)	27	56	(52%)
Pensions	8	-	-		10	-	-
Total gross deposits	30	49	(39%	)	37	56	(34%)

			Weighted average rate			Closing rate as of
Exchange rates Per 1 EUR			2012		2011	December 31, 2012	December 31, 2011
GBP			0.8103		0.8667	0.8111	0.8353

Annual Report on Form 20-F 2012	53

Results 2012 United Kingdom

Underlying earnings before tax from Aegon’s operations in the United Kingdom improved to GBP 85 million driven by lower expenses following the implementation of the cost reduction program in 2011 and the absence of charges and expenses related to the customer redress program in 2011. Aegon introduced a new platform to the market in 2012.

Net income

Net income improved to GBP 137 million driven by higher underlying earnings before tax, higher realized gains on investments, and the absence of impairment charges and restructuring charges. Results on fair value items amounted to a loss of GBP 26 million, driven by losses on hedges as a result of higher equity markets. Realized gains on investments amounted to GBP 68 million and were mainly the result of switching from gilts into high quality credits. There were no impairments during the year. A reduction in the corporate tax rate in the United Kingdom had a positive impact on net income.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom increased to GBP 85 million in 2012, driven by a strong improvement in underlying earnings before tax from pensions compared to 2011. Underlying earnings before tax included recurring charges for Corporate Center expenses of GBP 8 million.

¿	Underlying earnings before tax from Life declined to GBP 66 million driven mostly by the non-recurrence of a GBP 15 million benefit and recurring charges for Corporate Center expenses.
¿

Underlying earnings before tax from Pensions improved to GBP 21 million, mainly driven by the non-recurrence of charges and execution expenses related to a program to correct historical issues within customer policy records recorded in the previous year and the implementation of the cost reduction program. These positives were partly offset by the effect from adverse persistency, which the UK insurance industry is experiencing as a result of the implementation of the Retail Distribution Review, the sale of Guardian in 2011 and by a benefit as a result of changes to the employee pension plan in 2011.

¿	Distribution amounted to an underlying loss before tax of GBP 2 million, improving over last year mainly due to cost savings.

Commissions and expenses

Commissions and expenses declined by 18% in 2012 compared to 2011 mainly due to lower operating expenses. Operating expenses declined 33% to GBP 273 million, following the implementation of a cost reduction program in the United Kingdom, the non recurrence of restructuring charges in 2011, partly offset by the benefit from changes to employee pension plans in 2011. This reduction has been achieved while continuing to invest in new propositions in the pension business. Operating expenses included GBP 8 million of recurring charges for Corporate Center expenses.

Production

New life sales increased to GBP 758 million, reflecting growth in both the life and group pension businesses. Platform sales accelerated throughout the year as new advisors joined the Aegon Retirement Choices platform.

54	Business overview Results of operations United Kingdom

Results 2011 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2011	2010	%		2011	2010	%
Net underlying earnings	33	103	(68%	)	38	120	(68%)
Tax on underlying earnings	(28)	(42)	33%		(33)	(48)	(31%)
Underlying earnings before tax by product segment
Life	86	60	43%		99	71	39%
Pensions	(75)	6	-		(86)	7	-
Distribution	(6)	(5)	(20%	)	(8)	(6)	(33%)
Underlying earnings before tax	5	61	(92%	)	5	72	(93%)

Net Fair value items	(5)	(8)	38%		(6)	(9)	33%
Gains / (losses) on investments	44	12	-		51	14	-
Impairment charges	(55)	(30)	(83%	)	(62)	(36)	(72%)
Other income / (charges)	(49)	41	-		(57)	48	-
Income before tax	(60)	76	-		(69)	89	-

Income tax attributible to policyholder return	(37)	(57)	35%		(43)	(67)	36%
Income before tax on shareholders return	(97)	19	-		(112)	22	-

Income tax on shareholders return	52	53	(2%	)	60	62	(3%)
Net income	(45)	72	-		(52)	84	-

Life insurance gross premiums	5,611	6,344	(12%	)	6,474	7,425	(13%)
Total gross premiums	5,611	6,344	(12%	)	6,474	7,425	(13%)

Investment income	1,867	1,999	(7%	)	2,154	2,340	(8%)
Fees and commission income	119	140	(15%	)	137	164	(16%)
Total revenues	7,597	8,483	(10%	)	8,765	9,929	(12%)

Commissions and expenses	732	694	5%		844	812	4%
of which operating expenses	409	390	5%		472	456	4%

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2011	2010	%		2011	2010	%
Life	66	81	(19%	)	77	94	(18%)
Pensions	672	826	(19%	)	775	967	(20%)
Total recurring plus 1/10 single	738	907	(19%	)	852	1,061	(20%)

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2011	2010	%		2011	2010	%
Variable annuities	49	82	(40%	)	56	96	(42%)
Total gross deposits	49	82	(40%	)	56	96	(42%)

			Weighted average rate			Closing rate as of
Exchange rates Per 1 EUR			2011		2010	December 31, 2011	Dec. 31, 2010
GBP			0.8667		0.8544	0.8353	0.8608

Annual Report on Form 20-F 2012	55

Results 2011 United Kingdom

Earnings from Aegon’s operations in the United Kingdom were impacted by charges and expenses related to the customer redress program and restructuring charges related to a program to reduce operating expenses in the company’s Life & Pension businesses by 25%.

Net income

Net income amounted to a loss of GBP 45 million, mainly as a result of lower underlying earnings before tax and charges of GBP 75 million relating to the restructuring of Aegon’s operations in the United Kingdom. Results on fair value items improved to a small loss of GBP 5 million. Higher impairment charges of GBP 55 million, related primarily to exchange offers on specific holdings of European banks, were partly offset by gains on investments of GBP 44 million as a result of shifts from corporate bonds into gilts in order to de-risk the credit portfolio.

Underlying earnings before tax

In the United Kingdom, underlying earnings before tax of GBP 5 million declined significantly from their 2010 level of GBP 61 million, primarily driven by higher charges and expenses related to the customer redress program.

¿

Earnings from Life increased to GBP 86 million, mainly as a result of benefits related to the annuities business and a curtailment gain related to changes to the employee pension plan (GBP 8 million). In addition, the effect of cost reductions contributed to the increase.

¿

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

¿	Distribution recorded a loss of GBP 6 million, comparable with the loss in 2010.

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

56	Business overview Overview United Kingdom

Overview United Kingdom

In the UK, Aegon is a major provider of corporate and individual pensions, protection products and annuities, and in financial advice markets, through its owned adviser companies Origen and Positive Solutions. Aegon UK has some two million customers, approximately 2,800 employees and GBP 54.5 billion in revenue-generating investments. Aegon UK’s main offices are in Edinburgh, London and Lytham St. Annes.

Aegon UK is focused on the two core markets in the UK of At-Retirement and Workplace Savings. Both these markets present opportunities for growth and are markets where Aegon has a heritage of expertise. In 2011, Aegon launched a new “platform” proposition, Aegon Retirement Choices (ARC), which it believes will enable it to achieve growth in the at-retirement market. Following this successful launch, Aegon UK added a workplace solution to its platform proposition in July 2012. The Aegon Retirement Choices proposition is unique in the United Kingdom as it is the only platform to effectively link the accumulation stage of savings through the workplace, with the decumulation stage of securing income in retirement.

ARC is a technology driven delivery system for pensions, individual savings accounts (ISAs), investment bonds and other tax wrappers. It provides access to a wide range of investments and is focused on providing income solutions to customers who are planning their retirement. It allows customers to plan for the future, prepare for retirement, take an income and adapt to changing circumstances while in retirement.

In addition to its Platform capability, Aegon UK continues to offer stand-alone pension, investment and protection products to serve the needs of those advisers who have not yet adopted a platform approach, or who feel that an off-platform solution meets their current and future financial requirements.

As the UK market develops following the regulatory changes brought about by the Retail Distribution Review and by pensions reform, Aegon UK is well placed to provide advisers and customers with appropriate, transparent and affordable retirement solutions that address the needs of a market in which increasing longevity, evolving retirement patterns and investment risk are key challenges.

Organizational structure

Aegon UK plc is Aegon UK’s principal holding company. It was registered as a public limited company at the beginning of December 1998.

Aegon UK’s leading operating subsidiaries are:

¿	Scottish Equitable plc. (trading as Aegon)
¿	Origen Financial Services Ltd.
¿	Positive Solutions (Financial Services) Ltd.
¿	Aegon Investment Solutions Ltd.

Overview sales and distribution channels

Aegon UK’s principal means of distribution is through the intermediated financial advice channel, which is the main sales route for long-term savings, protection and retirement products in the United Kingdom. These advisers provide their customers with access to various types of products depending on their regulatory status. They also advise them on the best solution to suit their financial needs.

In all, there are an estimated 30,000 registered financial advisers in the United Kingdom. Until December 31, 2012, these advisers could be classified as “single-tied”, “multi-tied”, “whole of market” or “independent”, depending on whether they were either restricted in the number of providers they dealt with or were free to advise on all available products. The Retail Distribution Review came into effect on January 1, 2013 and financial advisers had been preparing for this over the last few years. From January 1, 2013, financial advisers are either classed as “independent” or “restricted” and are remunerated directly by the customer based on the service they receive. Aegon UK continues to maintain strong links with financial advisers in all segments of the market.

Aegon UK is also developing new distribution opportunities, including agreements with banks and affinity partnerships with organizations outside the industry.

Overview business lines

Aegon UK has three business lines:

¿	Life
¿	Pensions
¿	Distribution

Annual Report on Form 20-F 2012	57

Life

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

Sales and distribution

Individual protection products are distributed through intermediated advice channels. Annuity products comprise internally vested immediate annuities and those through intermediated advice channels.

Pensions

Aegon UK provides a full range of personal and corporate pensions. The company also offers investment products, including onshore and offshore bonds, and trusts.

Products

Individual pensions

Aegon UK provides a wide range of personal pensions as well as associated products and services. These include:

¿	Flexible personal pensions.
¿	Self-invested personal pensions (SIPPs), which provide a range of pre- and post-retirement investment options for high-net-worth customers, including insured funds and real estate.
¿	Transfers from other retirement plans.
¿	Phased retirement options and income drawdown.
¿	Stakeholder pensions (a type of personal pension specific to the United Kingdom which has a maximum limit on charges and low minimum contributions).

As an alternative to annuities, Aegon UK also offers “Income for life”, a retirement solution which bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, plus continued control over their investments up to age 75.

Platform

Aegon Retirement Choices (ARC) was launched in November 2011. AARC helps advisers and their customers with the transition from work to retirement efficiently and effectively through a technology driven platform. The leading edge technology that Aegon UK has employed delivers an intuitive method of saving for retirement through the workplace, taking income in retirement and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisers to demonstrate their professionalism and display their advice charges in a completely transparent way. Professionalism and transparency are key principles of the Retail Distribution Review (RDR) which came into effect on January 1, 2013.

Corporate pensions

One of Aegon UK’s largest product lines is providing pension plans for companies. Aegon UK offers group pension solutions on- and off-platform, depending on the needs of the employer and employee. In the UK, pensions reform (automatic-enrollment) is expected to have a dramatic effect on the workplace savings market, increasing the number of employees who will engage with saving through their employers’ pensions arrangements.

The move away from “defined benefit” (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward “defined contribution” (DC) plans has continued to accelerate in recent years. DC plans are similar to personal pensions with contributions being paid into a plan owned by individual employees and then invested. Generally, at retirement, employees can choose to take a percentage of tax-free cash from their pension plan, using the remainder either to purchase an annuity or to invest it in a separate drawdown policy.

As a result of this trend, the market for new DB plans has shrunk dramatically in recent years, largely because of concerns over long-term liabilities.

Investment products

Aegon UK also offers two types of investment bonds designed for customers residing in the United Kingdom: the onshore bond and offshore contracts1.

The onshore bond is a type of life contract, aimed primarily at pre- and post-retirement customers looking for either a source of income or a way of growing their savings. The bond offers a wide range of investment options and funds, managed by some of the world’s leading asset managers. While the onshore bond is aimed at a mass affluent market, Aegon UK’s offshore contracts have traditionally been marketed to high net-worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options.

1	The onshore bond is provided by Scottish Equitable plc. The offshore contracts are offered by Aegon Ireland plc and are reported separately in the New Markets segment, rather than as part of the UK segment.

58	Business overview Overview United Kingdom

Unit-linked guarantees

Aegon offers a range of pension and investment products which provide valuable guarantees for the At-Retirement market. There is an onshore bond which provides a guaranteed income for 20 years, a guaranteed version of the income drawdown pension which provides a guaranteed income for life (the guaranteed element of both of these products is reinsured to Aegon Ireland plc) and an offshore investment plan which also provides a guaranteed income for life (offered by Aegon Ireland plc).

Sales and distribution

Investment products as well as individual and corporate pensions are distributed widely through independent financial advisers, tied distribution and, more recently, through partnerships with banks. In addition, Aegon UK also maintains close relations with a number of specialist advisers in these markets.

ARC is distributed through intermediated advice channels.

Distribution

Through the company’s Origen and Positive Solutions businesses, Aegon UK also provides financial advice directly to both individuals and companies.

Origen is a financial adviser firm with strong positions in both the corporate and high-net-worth individual markets. It promotes its services through a variety of different sales channels, including face-to-face, media and worksite marketing, as well as accessing customers through professional contacts with accountants and lawyers.

Positive Solutions, meanwhile, brings together around 900 individual partners in one of the largest adviser networks in the United Kingdom.

Competition

Aegon UK faces competition from two main sources: life and pension companies and financial advice firms.

Over the past few years, the life and pension market has been increasingly concentrated among the largest companies and those perceived to be financially strong. Aegon UK’s competitors include Legal and General, Standard Life, Lloyds and Aviva. For certain products competition also comes from asset management companies and platform providers.

The financial adviser market in the United Kingdom is fragmented, with a large number of relatively small firms. The removal of polarization rules in the advice market in 2005 has led to advisers choosing to operate on a multi-tied, single-tied, whole of market, or independent basis. More recently, there has been consolidation in this market due to financial pressures and preparations for the Financial Services Authority Retail

Distribution Review, which will radically change the advisory business models. Even so, fragmentation remains high. There are few firms with a genuine nationwide presence or a well-known brand outside specific local areas.

Regulation and supervision

All relevant Aegon UK companies are regulated by the Financial Services Authority under the United Kingdom’s Financial Services and Markets Act 2000.

The Financial Services Authority (FSA) acts both as a prudential and conduct of business supervisor. On December 19, 2012, the Financial Services Act 2012, received royal assent abolishing the FSA with effect on April 1, 2013. Its responsibilities will be split between the Prudential Regulatory Authority and the Financial Conduct Authority.

Currently the FSA sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of regulated companies.

All directors and some senior managers of Aegon UK undertaking particular roles (for example finance/actuarial, fund managers, dealers, and salesmen) have responsibilities to the Financial Services Authority as “Approved Persons”. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and are subject to ongoing supervision throughout their mandate as “Approved Persons” and for a limited period afterwards.

Asset liability management

Asset liability management (ALM) is overseen by the Aegon UK Management Investment Committee (MIC), which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

In addition to monitoring risk exposures in compliance with Aegon N.V.’s worldwide risk management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the appropriate regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

For its with-profit business, Aegon UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses typically prevents perfect matching, and the role of the MIC is therefore to monitor the capital implications of any mismatching. On an annual basis, detailed reports are produced covering the impact of a range of possible investment scenarios on the solvency of each of the funds. These reports allow the central investment strategy for the with-profit funds to be discussed and are summarized for the With-Profits Forum, a sub committee of the Board of Aegon UK.

Annual Report on Form 20-F 2012	59

In respect of non-profit business, interest rate risk arises substantially on Aegon UK’s large book of annuities in payment. Assets are purchased to provide a close expected match to liability outflows, with regular reporting to the MIC on the capital implications of any mismatching.

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. The MIC monitors the performance of the investment managers against fund benchmarks.

With-profit fund

The invested assets, insurance and investment contract liabilities of Aegon UK’s with-profit fund are included in “for account of policyholder assets and liabilities”. Assets and liabilities are always equal as any excess of assets over liabilities in respect of guaranteed benefits and constructive obligations are classified as an insurance or investment contract liability. The Scottish Equitable with-profit fund is a 100:0 fund, where all benefits are held for participating policyholders.

The operation of the Scottish Equitable with-profit fund is complex. Below is a summary of Aegon UK’s overall approach.

Guarantees

With the exception of “Aegon Secure Lifetime Income” and “5 for Life” (which are written by Aegon Ireland plc), and the product guarantees within Investment Control and Income for Life (which are reinsured to Aegon Ireland plc), all Aegon UK contracts with investment guarantees have been written in “policyholder-owned” funds (otherwise called with-profit funds). These funds contain “free assets”, which, as yet, have not been fully distributed to individual policyholders. “Free assets” help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. Aegon UK has an exposure only once these assets have been exhausted. As outlined below, Aegon UK believes this exposure to be low.

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

Management of the with-profit fund

It has been Aegon UK’s practice to have an investment strategy of its with-profit fund that reflects the nature of the underlying guarantees. The fund can invest in a variety of different asset types. The main categories are United Kingdom and overseas equities, United Kingdom fixed interest securities and cash. The with-profit fund has a target range for the percentage of its assets that are invested in equities. These ranges may be varied. Within the target ranges, there is a policy of holding an appropriate mix of asset classes to reduce risk.

The results of the with-profit fund’s investment performance is distributed to policyholders through a system of bonuses which depend on:

¿	The guarantees under the policy, including previous annual bonus additions.
¿

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

As mentioned above, the “free assets” (that is assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. Aegon UK has an exposure only once these “free assets” have been exhausted. This has been assessed by Aegon UK to be remote based on applying the risk-based capital approach now required for solvency reporting in the United Kingdom.

60	Business overview Overview United Kingdom

As the Scottish Equitable with-profit fund is now closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with-profit policyholders through the bonus system outlined above. Part of the management of this process involves ensuring that any surpluses in the with-profit fund from other (historic) business lines can be distributed to existing with-profit policyholders at a suitable rate. This helps avoid a tontine effect building up in the fund, as the number of with-profit policyholders declines.

Reinsurance ceded

Aegon UK’s reinsurance strategy is aimed at limiting the overall volatility of mortality and morbidity when managing risk and maximizing the financial benefits that reinsurance can bring. The actual percentage of business reinsured varies, depending largely on the appropriateness and value of reinsurance available in the market.

Aegon UK prefers to work only with reinsurance companies that have a strong credit rating subject to an economic assessment of the terms on offer. Using a reinsurer with a credit rating below AA requires approval under Aegon UK’s governance process as well as approval by Aegon’s Group Reinsurance Use Committee in The Hague. A range of reinsurers is used across the reinsurance market.

Annual Report on Form 20-F 2012	61

Results 2012 New Markets

Amounts in EUR millions	2012	2011	%
Net underlying earnings	185	184	1%
Tax on underlying earnings	89	65	37%
Underlying earnings before tax by product segment
Central & Eastern Europe	85	96	(11%)
Asia	19	(4)	-
Spain & France	69	88	(22%)
Variable Annuities Europe	-	9	-
Aegon Asset Management	101	60	68%
Underlying earnings before tax	274	249	10%

Net Fair value items	(1)	(30)	97%
Gains / (losses) on investments	10	7	43%
Impairment charges	(26)	(61)	57%
Other income / (charges)	113	7	-
Income before tax (excluding income tax from certain proportionately consolidated associates)	370	172	115%

Income tax from certain proportionately consolidated associates included in income before tax	3	8	(63%)
Income tax	(121)	(61)	(98%)

Of which Income tax from certain proportionately consolidated associates included in income before tax	(3)	(8)	63%
Net income	249	111	124%

Life insurance gross premiums	1,374	1,600	(14%)
Accident and health insurance premiums	188	179	5%
General insurance premiums	144	149	(3%)
Total gross premiums	1,706	1,928	(12%)

Investment income	319	320	-
Fees and commission income	524	469	12%
Other revenues	3	1	-
Total revenues	2,552	2,718	(6%)

Commissions and expenses	870	826	5%
of which operating expenses	613	577	6%

New life sales
Amounts in EUR millions	2012	2011	%
Central Eastern Europe	114	110	4%
Asia	53	58	(9%)
Spain and France	86	143	(40%)
Total recurring plus 1/10 single	253	311	(19%)

Amounts in EUR million	2012	2011	%
New premium production accident and health insurance	42	34	24%
New premium production general insurance	25	25	-

62	Business overview Results of operations New Markets

Gross deposits (on and off balance)	2012	2011	%
Central & Eastern Europe	316	662	(52%)
Asia	169	59	186%
Spain & France	45	61	(26%)
Variable Annuities Europe	463	530	(13%)
Aegon Asset Management	9,916	5,244	89%
Total gross deposits	10,909	6,556	66%

		Weighted average rate
Exchange rates
Per 1 EUR		2012	2011
US Dollar		1.2849	1.3909
Canadian dollar		1.2839	1.3744
Pound sterling		0.8103	0.8667
Czech koruna		25.1140	24.5636
Hungarian florint		288.8606	278.9417
Polish zloty		4.1809	4.1154
Romanian leu		4.4548	4.2353
Turkish Lira		2.3132	2.3333
Chinese rin bin bi yuan		8.1377	9.0576

Annual Report on Form 20-F 2012	63

Results 2012 New Markets

Aegon’s operations in New Markets reported higher underlying earnings before tax in 2012 as growth in Asset Management and Asia offset declines in Central & Eastern Europe and Spain due to new pension legislation in Poland and changes to Aegon’s joint venture partnerships in Spain.

Net income

Net income from Aegon’s operations in New Markets increased to EUR 249 million, driven by strong underlying earnings, the gains on the divestments of the Banca Cívica joint venture (EUR 35 million) and Prisma (EUR 100 million). Impairment charges were lower during the year, due to lower mortgage related impairments in Hungary.

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax increased 10% to EUR 274 million in 2012. Higher underlying earnings before tax from Aegon Asset Management and Asia offset lower earnings from Spain, Central & Eastern Europe and Variable Annuities Europe.

¿

Underlying earnings before tax from Central & Eastern Europe were lower than in 2011 at EUR 85 million in 2012, driven mainly by the negative impact of the pension legislation changes in Poland and lower mortgage margins in Hungary.

¿

Underlying earnings before tax from Aegon’s operations in Asia improved to EUR 19 million in 2012 compared to an underlying loss before tax of EUR 4 million in 2011 as higher investment income during 2012 and a EUR 15 million higher gain related to updated mortality assumptions more than offset the negative impact of several small charges and higher expenses related to business development.

¿

Underlying earnings before tax from Spain & France decreased 22% to EUR 69 million in 2012 due to the divestment of the joint venture with Banca Cívica in the fourth quarter of 2012 and as underlying earnings before tax from Aegon’s partnership with CAM were, beginning in the second quarter of 2012, no longer included pending the exit from this joint venture. Contributions by these partnerships in comparable periods in 2011 amounted to EUR 25 million. The earnings contribution from partner La Mondiale in France remained stable compared to 2011 and amounted to EUR 21 million.

¿	Underlying earnings before tax from Variable Annuities Europe amounted to nil which was mainly the result of project spending to position the company for future growth.
¿

Underlying earnings before tax from Aegon Asset Management increased to EUR 101 million, as a result of asset growth and higher performance fees, partly offset by the divestment of Prisma as of the fourth quarter of 2012.

Commissions and expenses

Commission and expenses increased 5% to EUR 870 million in 2012. Operating expenses increased 6% to EUR 613 million in 2012. This was the result of higher costs in Asia and Variable Annuities Europe driven by investments to support future growth, the inclusion of the company’s Canadian investment management activities within Aegon Asset Management and recurring charges for Corporate Center expenses, partly offset by the divestment of the Banca Cívica joint venture and the exclusion of CAM.

Production

New life sales declined 19% to EUR 253 million in 2012.

¿

In Central & Eastern Europe, new life sales increased 4% to EUR 114 million in 2012. Increased production in Poland, Turkey, Slovakia and the Czech Republic due to distribution improvements and product innovation offset lower production in Hungary due to difficult market circumstances.

¿

In Asia, new life sales declined to EUR 53 million in 2012. Production in China was higher due to strong performance of new distribution partners. This was more than offset by lower sales in Hong Kong and Singapore following the withdrawal of a universal life product with secondary guarantees in July 2012.

¿

In 2012, new life sales in Spain declined to EUR 86 million as the inclusion of Caixa Sabadell Vida was more than offset by lower production at other joint venture partners in Spain, the exclusion of new life sales from CAM and the divestment of Banca Cívica.

New premium production from Aegon’s general insurance business in Central & Eastern Europe was stable compared to 2011 and amounted to EUR 25 million in 2012. New premium production from Aegon’s accident & health insurance business increased 24% to EUR 42 million in 2012, mainly driven by Aegon’s direct marketing unit in Asia.

In 2012, gross deposits in New Markets amounted to EUR 10.9 billion, increasing substantially compared to 2011. Gross deposits in Aegon Asset Management increased to EUR 9.9 billion in 2012 as a result of strong institutional sales in the United States and the Netherlands, and retail sales in the United Kingdom. In 2012, in Central & Eastern Europe gross deposits declined following pension legislation changes in Hungary and Poland. Higher gross deposits in Asia, on the other hand, were driven by variable annuity sales in Japan in 2012.

64	Business overview Results of operations New Markets

Results 2011 New Markets

Amounts in EUR millions	2011	2010	%
Net underlying earnings	184	180	2%
Tax on underlying earnings	65	65	-
Underlying earnings before tax by product segment
Central & Eastern Europe	96	95	1%
Asia	(4)	6	-
Spain & France	88	87	1%
Variable Annuities Europe	9	11	(18%	)
Aegon Asset Management	60	46	30%
Underlying earnings before tax	249	245	2%

Net Fair value items	(30)	(10)	(200%	)
Gains / (losses) on investments	7	17	(59%	)
Impairment charges	(61)	(22)	(177%	)
Other income / (charges)	7	(58)	-
Income before tax (excluding income tax from certain proportionately consolidated associates)	172	172	-

Income tax from certain proportionately consolidated associates included in income before tax	8	10	(20%	)
Income tax	(61)	(53)	(15%	)
Of which Income tax from certain proportionately consolidated associates included in income before tax	(8)	(10)	20%
Net income	111	119	(7%	)

Life insurance gross premiums	1,600	1,731	(8%	)
Accident and health insurance premiums	179	174	3%
General insurance premiums	149	159	(6%	)
Total gross premiums	1,928	2,064	(7%	)

Investment income	320	308	4%
Fees and commission income	469	486	(3%	)
Other revenues	1	4	(75%	)
Total revenues	2,718	2,862	(5%	)

Commissions and expenses	826	831	(1%	)
of which operating expenses	577	591	(2%	)

New life sales
Amounts in EUR millions	2011	2010	%
Central Eastern Europe	110	96	15%
Asia	58	75	(23%	)
Spain and France	143	142	1%
Total recurring plus 1/10 single	311	313	(1%	)

Amounts in EUR million	2011	2010	%
New premium production accident and health insurance	34	41	(17%	)
New premium production general insurance	25	32	(22%	)

Gross deposits (on and off balance)	2011	2010	%
Central & Eastern Europe	662	948	(30%	)
Asia	59	53	11%
Spain & France	61	89	(31%	)
Variable Annuities Europe	530	663	(20%	)
Aegon Asset Management	5,244	7,329	(28%	)
Total gross deposits	6,556	9,082	(28%	)

Annual Report on Form 20-F 2012	65

	Weighted average rate
Exchange rates
Per 1 EUR	2011	2010
US Dollar	1.3909	1.3210
Canadian dollar	1.3599	1.3599
Pound sterling	0.8667	0.8666
Czech koruna	24.5636	25.1205
Hungarian florint	278.9417	273.9494
Polish zloty	4.1154	3.9771
Romanian leu	4.2353	4.1917
Turkish Lira	2.3333	1.9874
Chinese rin bin bi yuan	9.0576	8.9699

66	Business overview Results of operations New Markets

Results 2011 New Markets

Aegon’s operations in New Markets reported higher underlying earnings before tax in 2011, driven primarily by growth of Aegon Asset Management. In Central & Eastern Europe, the company’s shift in focus from pensions to life insurance was successful, both in terms of new life sales and underlying earnings before tax. Underlying earnings before tax from operations in Asia were negative as the company continued to invest in growth in these emerging markets. The contribution from Spain and France remained level compared with 2010.

Net income

Net income from Aegon’s operations in New Markets declined 6% to EUR 111 million as higher underlying earnings before tax and lower other charges were more than offset by lower results on fair value items and higher impairment charges. Results on fair value items amounted to EUR (30) million, mainly as a result of hedge ineffectiveness in Variable Annuities (VA) Europe. Impairment charges increased to EUR (61) million and were mainly driven by increased mortgage impairments in Central & Eastern Europe. Following new legislation in Hungary, customers are allowed to repay their Swiss franc denominated mortgages at pre-set foreign currency rate between the Swiss franc and the Hungarian forint. Other charges of EUR 58 million in 2010 included restructuring charges related to the restructuring in Aegon Asset Management and charges related to legislation changes in Central & Eastern Europe, which did not recur in 2011. In addition, 2011 included a favorable EUR 37 million following a settlement of a legal case in Aegon Asset Management.

Underlying earnings before tax

In New Markets, Aegon reported underlying earnings before tax of EUR 249 million, an increase of 2% compared to 2010. The increase is mainly a result of higher underlying earnings from Aegon Asset Management.

¿

Earnings from Central & Eastern Europe remained level at EUR 96 million as the negative impact from changes in pension legislation in Hungary and Poland was offset by growth of the life business and improved claim experience.

¿

Results from Aegon’s operations in Asia declined to EUR (4) million, as the positive impact from growth of the business and cost reductions have been offset by the inclusion of the expenses related to the Asian regional office. The results for the regional office in Asia have been included since the first quarter of 2011, following the implementation of the new operational structure for the Asian operations.

¿

Earnings from Spain & France amounted to EUR 88 million and remained level compared to 2010. Earnings from Spain increased to EUR 66 million as a result of business growth in Spain and the inclusion of earnings from Caixa Sabadell Vida.

Earnings contributions from partner La Mondiale in France declined to EUR 22 million.
¿

Earnings from Variable Annuities Europe declined to EUR 9 million as growth of the business was offset by a true-up of deferred policy acquisition cost and unfavorable currency movements. In addition, earnings in 2010 included a benefit of EUR 5 million.

¿	Earnings from Aegon Asset Management increased 30% to EUR 60 million for the year as a result of higher performance fees and cost savings.

Commissions and expenses

Commissions and expenses declined by 1% in 2011. Operating expenses declined 2% to EUR 577 million in 2011, as a result of lower operating expenses in Aegon Asset Management and incurred cost savings in Central & Eastern Europe.

Production

New life sales decreased 1% to EUR 311 million.

¿

In Central & Eastern Europe, new life sales increased 15% to EUR 110 million as a result of strong recurring premium production in Hungary as the focus of the tied distribution network shifted from pensions to life insurance.

¿	New life sales in Spain & France remained level at EUR 143 million, as the inclusion of Caixa Sabadell Vida offset lower production at one of Aegon’s distribution partners in Spain.
¿	New life sales in Asia decreased 23% to EUR 58 million, as a result of lower life single premium production.

New premium production from Aegon’s general insurance and accident & health businesses in Central & Eastern Europe decreased to EUR 25 million, as strong household insurance sales in Hungary were offset by lower motor production due to increased price competition.

Gross deposits in New Markets amounted to EUR 6.6 billion, a decline of 28% compared to 2010. The decline was mainly driven by lower gross deposits in Aegon Asset Management.

Annual Report on Form 20-F 2012	67

Overview Central & Eastern Europe

Aegon has operations in six Central & Eastern European countries: the Czech Republic, Hungary, Poland, Romania, Slovakia and Turkey. Aegon first entered the Central & Eastern European market in 1992 when the Group bought a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Hungary is Aegon’s leading business in the region and a springboard for further expansion. The expansion in the region continued in 2012. At the end of the year the acquisition of Fidem Life, Ukraine’s fifth largest life insurance company was in progress.

Organizational structure

Aegon’s main subsidiaries and affiliates in Central & Eastern Europe are:

¿	Aegon Hungary Composite Insurance Company
¿	Aegon Hungary Investment Fund Management Company
¿	Aegon Hungary Pension Fund Management Company
¿	Aegon Poland Life Insurance Company
¿	Aegon Pension Fund Management Company (Poland)

Overview sales and distribution channels

Aegon’s activities in Central & Eastern Europe (CEE) operate through a number of different sales channels. These include tied agents, insurance brokers, call centers, online channels and, particularly in Hungary, Poland, Romania and Turkey, retail banks. Through tied agents, brokers and call centers, Aegon sells primarily life and non-life insurance. Through online channels, Aegon sells mainly household and car insurance. Banks and loan centers are used to sell predominantly life insurance, mortgages, mutual funds and household insurance.

Overview business lines

Life

Aegon companies in CEE offer a range of life insurance and personal protection products. This range includes traditional life, as well as unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings. In Poland, Aegon is one of the leading1 providers of unit-linked products, offering around 243 different investment funds. In Hungary, Aegon’s unit-linked market position is similar2. Over the course of 2012, the number of investment funds offered reached 149.

Traditional general account life insurance is a marginal product for most of the region’s businesses, except for Hungary, Poland and Turkey. It includes mainly index life products that are not unit-linked but have guaranteed interest rates. Group life and preferred life are also part of traditional life insurance.

1	Source: www.knf.gov.pl.
2	Source: www.mabisz.hu.

Preferred life is an individual life term insurance product which offers insurance protection. The product distinguishes between smoker and non-smoker status and uses standard and preferred pricing dependent on the health status of the client. Group life contracts are renewable each year. They also carry optional accident and health cover.

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees between 0% and 4% for universal life type products, plus 100% participation in actual interest earned. Traditional non-profit-share products have 5.5% technical interest rates, but this is an insignificant block of business. Profit-share products have a 2-4% technical interest rate and 85% participation in excess interest. The average minimum interest guarantee is about 3%. In Hungary, a small part of the current new business provides a minimum interest guarantee of 2%.

In Poland, an insurance fund with guaranteed rate reset on a quarterly and annual basis, is offered on unit-linked products. Similar products are sold in the Czech Republic and Slovakia with a declared interest guarantee of 2% and 2.5% respectively, that is further increased provided certain conditions are fulfilled by the clients. In Slovakia, the minimum interest rate on universal life products was 3% up to the end of 2006 and since then it has been 2.5%. The universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

The profit-share product portfolio in Turkey has a guaranteed interest rate of 9% for Turkish lira products that are closed to new business and 2% for those introduced since 2010. For USD and EUR denominated products, the guaranteed interest rate is 2.5% for the old portfolio and varies between 2% and 3.75% in case of new products introduced after the acquisition of the company in 2008. A minimum of 85% of the interest income in excess of guaranteed return is credited to policyholders’ funds in Turkey.

68	Business overview Overview CEE

In 2008, Aegon established Aegon Life Insurance Company in Romania. In 2009, Aegon Life Insurance Company began selling unit-linked, term life and endowment insurance policies in Romania.

The life insurance company in Romania merged with Aegon Poland Life Insurance Company on October 31, 2012. At that point, the Romanian life insurance portfolio was taken over by Aegon Poland Life Insurance Company’s branch operating in Romania.

Based on gross written premium, Hungary has a share of around 60%, Poland has a share of around 30%, while Turkey has a share of around 10% in the traditional general account life insurance portfolio of the Central & Eastern Europe (CEE) region. The majority of the unit-linked portfolio (around 70%) was written in Poland, around 20% of the portfolio was written in Hungary and there are also some smaller unit-linked portfolios in the Czech Republic, Slovakia and Romania.

Mortgage loans

Since 2006, Aegon Hungary has been offering mortgage loans to retail customers. Home mortgage loans provided in the past were mainly Swiss franc denominated and provided by Aegon Hungary Mortgage Finance Co., a subsidiary of Aegon Hungary Composite Insurance Company. In the last three years, the mortgage lending shifted toward lending in Hungarian forint.

Since 2010, the mortgage loans business has been affected by some legislative changes enacted by the Hungarian Parliament. One of the most significant changes was enacted in September 2011. It opened up the possibility for debtors, with mortgage loans denominated in foreign currencies, to redeem the outstanding loan amount at a fixed, below market exchange rate. Through 2012 the program, aimed at alleviating the financial burden of debtors having mortgage loans denominated in foreign currency, continued. The most significant measure was to allow debtors to fix the exchange rate to be applied for their monthly installments at a below market exchange rate for a maximum period of five years. The financial loss resulting from this program (that is the difference between the fixed and the current market exchange rates) is partially borne by the Hungarian State and partially by the financial institutions, whereas the loss from the initial change, in September 2011, was fully borne by the financial institutions.

Pensions

In the past, Aegon’s pension business in CEE experienced considerable growth. This was mainly due to the region’s strong economic growth experienced before the financial turmoil, and to the widespread reform of the pension system in many countries.

In four of the six CEE countries in which Aegon has businesses, Aegon entered the mandatory private pension plans market: Hungary, Slovakia, Poland and Romania in the past. Additionally, Aegon has voluntary pension plans in three countries: Hungary, the Czech Republic and Turkey.

Aegon’s mandatory private pension funds in Poland and Slovakia, as well as the voluntary pension fund in Hungary, are among the largest1 in their countries in terms of both membership and assets under management. As of December 2012, Aegon had a total of 1.7 million pension fund members in the CEE region.

Since 2009, a series of legislative changes, slowing business growth, have been implemented in the region’s country units. The most significant impact has been in Hungary, but changes have also slowed down business growth in the other CEE country units where Aegon has a presence.

The Hungarian pension legislation changes enacted at the end of 2010 had a significant impact on the private (formerly mandatory) pension system. One of the most important measures was that private pension members were required to choose whether to stay with their private pension funds (on condition that they would lose entitlement to the state pension related to employment years following the end of 2011) or to opt out of the private pension funds, transferring their accumulated savings to the state held pension system. As a result, approximately 3% of members decided to remain enrolled in the private pension system and the rest (97%) moved to the state pension system.

Further legislative changes, enacted in Hungary at the end of 2011, require that all contributions deducted from the monthly wages of members are transferred to the state driven pension system (Pillar I). Members can transfer contributions to the private (formerly mandatory) pension funds only on a voluntary basis. Additionally, members had the option of returning to the state driven pension system until the end of March 2012.

On May 31, 2012, the delegate general meeting agreed to terminate the private pension fund without any legal successor in Hungary. The liquidation process started on July 1, 2012.

In accordance with the legislative changes enacted in 2011 in Poland, the contribution level payable into the private pension fund was significantly cut back. Also, according to the law, as of 2012 new members can no longer be actively recruited into private pension funds by the management companies.

Aegon announced its withdrawal from the voluntary pension business in Slovakia in 2011, and expects to exit the market in 2013.

1	Sources: Polish Financial Supervision Authority, www.knf.gov.pl; the Association of Pension Fund Management Companies, Slovakia,
www.adss.sk; Hungarian Financial Supervision Authority, www.pszaf.hu.

Annual Report on Form 20-F 2012	69

As of September 2012, there has been a significant reduction in the contribution rate payable in Slovakia. Additionally, from 2013, new laws come into force which mean it will no longer be mandatory to join a private pension fund (Pillar II).

In accordance with legislative changes that took place in Turkey during 2012, the maximum chargeable level of entrance fees, administration fees and asset management fees reduces as of 2013. Also, as of 2013, the pension contribution will not be subject to tax incentives any more, but members will have 25% of their contributions paid as direct support from the state.

In 2012, the pension reform preparatory activities continued in the Czech Republic. Accordingly, as of January 2013 the existing pension companies will transform into a management company managing newly launched Pillar II and Pillar III pension funds alongside the so called transformation fund in which savings, accumulating up to the end of 2012, will be placed. Aegon decided not to enter into Pillar II in the Czech market.

Non-life

In addition to life insurance and pensions, Aegon Hungary offers non-life cover (household, car insurance and some wealth industrial risk). Aegon is the leading2 insurance company in the household market.

In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

As part of Aegon’s regional expansion, Aegon Hungary opened branch offices in 2010 in Slovakia, and then in 2011 in Poland, selling household insurance policies in these markets.

Competition

Aegon is among the biggest players in the life insurance market in Hungary. In 2012, based on the first nine months’ total premium income, it is the fourth largest1 in Hungary. In terms of regular life premium income Aegon is the second largest1 in the same period. Also based on the first nine months’ premium income, Aegon is the fourth largest1 on the Hungarian non-life insurance market. Aegon is also a significant market player in the Polish market, ranked fifth for unit-linked products2 in September 2012 based on gross written premiums. As Aegon Slovakia was incorporated in 2003, Aegon Czech Republic in 2004 and Aegon Romania in 2008 only, Aegon is not a significant player in these countries, just like Aegon’s business in Turkey that was acquired in 2008.

1	Source: www.mabisz.hu.
2	Source: www.knf.gov.pl.
3	Source: www.pszaf.hu.
4	Source: Association of Pension Fund Management Companies.
5	Source: www.knf.gov.pl.
6	Source: www.csspp.ro.

In Hungary’s voluntary pension fund market, Aegon was ranked third both in terms of the number of members and in terms of its managed assets in September 20123. In terms of managed assets Aegon was ranked fifth in the Slovakian private pension market and fourth in terms of number of members in 20124. In Poland, Aegon is ranked seventh in terms of the number of members and eighth in terms of its managed assets in December 20125. As of December 31, 2012, in the Romanian mandatory private pension market, Aegon was ranked eighth, both in terms of net assets under management and number of members6.

Regulation and supervision

In Central & Eastern Europe, insurance companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including Aegon Hungary, are exempt from this rule.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

¿	Hungarian Financial Supervisory Authority (HFSA)
¿	National Bank of Slovakia
¿	Czech National Bank
¿	Polish Financial Supervisory Authority (KNF)
¿	Insurance Supervisory Commission (CSA) (Romania)
¿	Undersecretariat of Treasury (Turkey)

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

In Hungary, the foundation and operations of voluntary pension funds are regulated by the country’s Act on Voluntary Mutual Pension Funds (XCVI. 1993). Although, for Aegon, these activities are outsourced to Aegon Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA. Slovakia’s mandatory pension market is regulated by Act 43/2004 on pension asset management companies and respective notices. The mandatory pension business falls under the supervision of the National Bank of Slovakia (NBS).

70	Business overview Overview CEE

In Romania, the private pension system is regulated and supervised by the Private Pension System Supervisory Commission (CSSPP) and the mandatory pension system is subject to Act 411/2004 on Privately Administered Pension Funds, as primary legislation, complemented by individual regulations, as secondary legislation. In Poland, this activity is supervised by the KNF and is governed by the Organization and Operation of Pension Funds Act as of August 28 1997. In the Czech Republic, the voluntary pension funds fall under the supervision of the Czech National Bank and are regulated by Act 42/1994 on State-Contributory Supplementary Pension Insurance. In Turkey, the voluntary pension funds fall under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including Aegon Hungary Mortgage Finance Company). In addition, Aegon Hungary Mortgage Finance Company falls under the supervision of the HFSA.

Asset liability management

The investment strategy and the asset liability management of the CEE region is overseen within Aegon by the Regional Risk and Capital Committee that meets on a quarterly basis. Aegon CEE’s asset liability management focuses on asset liability duration and liquidity. The performance of portfolios against benchmarks is also evaluated during these meetings.

Reinsurance ceded

Aegon takes out reinsurance for both its life and its non-life businesses in Central & Eastern Europe. This strategy is aimed at mitigating insurance risk. Aegon’s companies in the region work only through large multinational reinsurers, which have well-established operations in the region in accordance with the Aegon Reinsurance Use Policy. For short-tail business CEE accepts a minimum rating of A- by S&P and for long-tail business CEE accepts a minimum of AA- rated (S&P) reinsurance companies. The credit standing of the reinsurance partners is held under strict monitoring, being assessed by the Risk & Capital Committee on a quarterly basis.

The three most important reinsurance programs currently in force are (with retention levels for each event indicated in parentheses):

¿	Property catastrophe excess of loss treaty (EUR 5.5 million, for the Slovakian and Polish accounts EUR 0.2 million).
¿	Motor third party liability excess of loss treaty (EUR 0.4 million).
¿	Property per risk excess of loss treaty (EUR 1 million).

The majority of treaties in force for Aegon’s operations in CEE are non-proportional excess of loss programs, except for the life reinsurance treaties, which are done on surplus and quota-share basis (including various riders).

Annual Report on Form 20-F 2012	71

Overview Asia

Aegon Asia operates throughout the Asia region via three major joint ventures, in China, India and Japan, and its network of wholly owned subsidiaries.

Joint ventures

In 2002, Aegon signed a joint venture agreement with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. Aegon-CNOOC Life Insurance Co. Ltd (Aegon-CNOOC) began operations in 2003. The joint venture is licensed to sell both life insurance and accident and health products in the provinces of mainland China. Since 2003 Aegon-CNOOC has been steadily extending its network of offices and business in China. Its spread of locations give the joint venture access to a potential market of more than 555 million people, most of them in the booming coastal provinces of eastern China.

Aegon is also present in India through its agreement in 2006 to form a new life insurance partnership with Religare Enterprises Limited and Bennett, Coleman & Company Limited. This partnership began operations as Aegon Religare Life Insurance Co. Ltd (Aegon Religare) in 2008. By December 31, 2012, Aegon Religare had a pan-India distribution network with 70 branches, across 57 cities and 23 states and had issued more than 287,000 policies.

Aegon signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies, in early 2007. Operations were launched in 2009 and the joint venture has signed up with one “mega bank” and six regional banks as distribution partners as well as Sony Life’s Life Planner channel consisting of over 4,000 professionals as of the end of December 2012. The initial focus of Sony Life Insurance Co. Ltd (Aegon Sony Life) is variable annuities sales in Japan, but the agreement also provides a platform for additional co-operation between the two companies.

The shareholders in the joint venture also agreed to jointly establish a reinsurance company, SA Reinsurance Ltd (SARe), to allow Aegon and Sony Life greater flexibility in the pricing and product design of its variable annuity products. SARe launched in 2010 and is based in Bermuda with the purpose of hedging the guarantees of Aegon Sony Life’s annuities.

Wholly-owned subsidiaries

A new organizational structure was adopted for Aegon’s operations in Asia from 2011, with all Asian based insurance businesses being managed as one regional division headquartered in Hong Kong. From 2012, Aegon Direct and Affinity Marketing Services (ADAMS) and Transamerica Life Bermuda (TLB), which were previously reported under the Americas operating unit, are included within the Asia section of the New Markets unit. The aim is to leverage product and distribution expertise, capture efficiencies, and pursue organic growth of Aegon’s franchise in Asia. The integration was completed in 2012.

TLB has served the high-net-worth market in Asia in an off-shore and on-shore capacity since the early 1990’s.

ADAMS is an independent direct marketing (DM) company with operations in six Asia countries. It was established in Australia in 1998 and since then set up operations in Japan, Hong Kong, Thailand, India and more recently Indonesia.

Organizational structure

¿	Aegon-CNOOC Life Insurance Co. Ltd. (50%)
¿	Aegon Religare Life Insurance Co. Ltd. (26%)
¿	Aegon Sony Life Insurance Co. Ltd (50%)
¿	SA Reinsurance Ltd (50%)
¿	Transamerica Life Bermuda
¿	Aegon Asia B.V.

Overview sales and distribution

Banks are becoming increasingly important in Asia as a way to distribute pensions, life insurance and other long-term savings and investment products. For this reason, Aegon has been striving in recent years to extend its bank distribution agreements in the region.

In China, Aegon sells its products through multiple distribution channel such as agents, independent brokers, banks, DM and the group channel. As of December 2012, Aegon’s bancassurance network in China totals 736 outlets.

By 2010, Aegon Religare had built a widespread agency network however there has been some consolidation during 2012, as of December 2012 there were in excess of 5,900 agents. In addition to agency distribution there has also been an increase in Direct to Customer (DTC) distribution such as digital sales platforms and the use of the direct sales force channel. There was a significant increase in the number of sales generated online in 2012 compared with the previous year and Aegon Religare continues to be a pioneer in the online protection space. Aegon Religare distributes products via: Religare Group, a strategic partner; other partnerships with companies that offer financial services to their clients; brokers, and, to some extent, co-operative banks.

Aegon Sony Life in Japan has two primary channels of distribution, the Life Planner channel of Sony Life, Aegon’s joint venture partner, and the bank distribution channel. Life Planner began operations in 2009 and six regional banks now

72	Business overview Overview Asia

sell Aegon Sony Life’s products. Aegon Sony Life launched a partnership with one of the largest national mega banks (SMBC) in 2010 and intends to add further bank partners in the future. Bancassuarance is expected to become an increasingly important channel in Japan as banks are growing more accustomed to selling insurance. Furthermore, banks are eager to expand into fee income based activities since their mainstay business margins have been reduced because of the financial crisis and related low interest rates.

ADAMS is one of the largest DM services companies in Asia by both geographic footprint and premium. ADAMS is a specialist in direct and affinity marketing, offering services to business partners across the DM value chain. In particular they have developed significant capabilities in customer analytics and data management, integrated marketing and operational execution.

ADAMS has made a major strategic change to reduce their reliance on customer base owners through the development of a DTC business model enabling closer ties with customers. Building direct relationships with the customer and developing a clear understanding of customer needs allows ADAMS to maximize the effectiveness of marketing campaigns, deciding what to offer each customer through the most appropriate channel and at a time when the customer will be most receptive. During 2012, DTC initiatives were launched in Hong Kong under the banner of Aegon Direct Club, these initiatives will launch in Australia and Indonesia in 2013.

The focus of TLB is on building direct relationships with private banks where appropriate and targeting and nurturing new brokers and intermediaries who have been identified as future leading advisers, while maintaining strong ties with established international brokers.

Overview business lines

Life and savings

Aegon provides a broad range of life insurance products through its businesses in China and India. These include unit-linked and traditional life products, as well as endowment, term life, health, group life, accident and annuities.

In China, Aegon-CNOOC’s agency channel mainly sells regular premium participating endowment and critical illness products. The regular premium participating endowment product and the single-pay universal life product are key products for the bancassurance channel. Telemarketers mainly sell return of premium products and the popular products in the brokerage channel are return of premium, participating endowment and critical illness products.

At the end of 2012, Aegon Religare had several term plans, traditional individual participating products, traditional pension participating products, unit-linked plans and health products.

Universal life and term products

TLB maintained its focus on USD Guaranteed Universal Life (GUL) with and without the no lapse guarantee feature and USD term plans in 2012. However, there is a renewed drive to create innovative products due to more providers entering the high-net-worth market, and a new range of products is due for launch in 2013. With increased local IT capability to design and manufacture product and customer interaction interfaces in mind, the new product suite will benefit both customers and the company in the current challenging economic environment.

Individual savings and retirement

Aegon Sony Life sells variable annuities. It provides a guaranteed life time withdrawal benefit (GLWB) with rollup function during deferral period by 3% per annum and a guaranteed minimum accumulation benefit (GMAB). In August 2012, the GLWB product with guaranteed death benefit more than single premium was launched.

Since 2010, SARe has reinsured all minimum guarantees offered on the variable annuity products from Aegon Sony Life.

Non-life

Aegon-CNOOC offers non-life products (mainly short-term accidental and short-term health products) to all channels but sales are currently concentrated in the group channel for which the main products are group medical policies.

Aegon Religare is currently selling a health product with the same features as a defined benefit product (which pays the benefits specified for the respective category of hospitalization, surgery or critical illness irrespective of the actual expense incurred by the policyholder). In May 2012, Aegon Religare launched Health Plan in line with the company’s focus on digital channels, and it is currently sold by all channels of the joint venture including agency, direct and business alliances.

ADAMS has numerous international business partners across Asia including banks and non-financial institutions. ADAMS focuses on protection products (for example term life insurance, personal accident insurance and supplemental health insurance) which generate profitable risk premiums.

Competition

China - Aegon-CNOOC

As of December 31, 2012, there were 68 life insurance companies in the market, including 42 domestic life companies and 26 foreign life insurers.

Annual Report on Form 20-F 2012	73

As of December 31, 2012, Aegon-CNOOC ranked 38, in terms of total premium income, among all life insurance companies and 13th1 among foreign life companies. The company’s market share among foreign-invested companies was 2.9%1. Channel contributions for Aegon-CNOOC ranked in the following order: brokerage, bancassurance, DM, agency and group in terms of annual premium equivalent production and bancassurance, brokerage, group, DM and agency in terms of first year premium production.

A number of new life insurance companies were established in 2012, including five regional life insurance companies (Qian Hai Life based in Shenzhen, Guangdong Province; Soochow Life based in Suzhou, Jiangsu Province; Zhu Jiang Life based in Guangzhou, Guangdong Province, Hong Kang Life based in Beijing, Ji Xiang life based in Changsha, Hunan Province) and one foreign life company (Pramerica Fosun Life based in Shanghai).

Many competitors in China are actively developing new distribution channels or new tools for insurance sales in line with the regulatory call to promote multiple distribution channels in China, for example, Li An Life started Tele-marketing Channel in March 2012. More and more companies kicked off e-business (for example AVIVA-COFCO Life started its e-sales Channel in August 2012) and are exploring successful models in this field (for example Guo Hua Life partnered with www.taobao.com and generated more than RMB 100 million in premiums by selling single-pay Universal Life products over a 4-day campaign in December 2012, which received encouragement from CIRC. In addition, Guo Hua Life entered into a strategic co-operation agreement with China Telecom’s E-business Company to leverage China Telecom’s technology and channel advantages to reach a vast number of potential customers); China Pacific Insurance (Group) Corporation (CPIC) partnered with Lenovo Group to launch the Smart Mobile Terminal for insurance distribution. AIA China cooperated with Easy Life (a multimedia terminal provider in China) to use the insurance distribution self-service machine along Shanghai’s Metro Network to sell insurance products.

India - Aegon Religare

The first year premium which is a measure of new business secured by the life insurers during January to December 2012 was INR 1,115 billion as compared to INR 1,111 billion in the corresponding period in 2011 registering a marginal increase of 0.3%. In terms of individual and group business during January to December 2012, 59.3% of first year premiums were underwritten in the individual segment while 40.7% of the business was in the group business segment (57% and 43% respectively in the corresponding period in 2011)2.

For the latest information available on a fiscal year basis (April - March), linked new business saw a significant drop of 67% to INR 174 billion in 2011-12 from INR 536 billion in 2010-11. The decline in linked business contributions has been offset by the growth in non linked business collections by 33% to INR 966 billion in 2011-12 from INR 728 billion in 2010-2011. The total premium underwritten by the life insurance sector in 2011-2012 was INR 2,870 billion as against INR 2,916 billion in 2010-2011 exhibiting a decline of 1.57%. While renewal premiums accounted for 60.31% (56.66% in 2010-11) of the total premiums received by life insurers, first year premiums contributed 39.69% (43.34% in 2010-2011)3. The agency force continues to be an important distribution channel. Life insurers with banking partners are able to scale up distribution platforms which are gradually picking up volumes.

There were 24 life insurers licensed in India as of the end of December 2012. The Life Insurance Company of India remains the dominant player in the market and has a 73% share of new business premiums while the balance is dispersed among private sector companies.

During the period from January to December 2012, the total premium collected by Aegon Religare decreased by 2.16% to around INR 4.52 billion as against INR 4.62 billion in 2011. The fall can be attributed to the drop in new business premium collection by nearly 35.5% on a year over year basis from INR 2.59 billion to INR 1.67 billion which has been offset by the growth in renewal premium collection by 40.2% to around INR 2.85 billion, compared to INR 2.03 billion for the corresponding period in 2011.

Aegon Religare has been making steady progress in the vastly competitive Indian insurance market by striving to drive growth through launching innovative products and building upon the proprietary channels (for example Agency and DTC) and strategic tie-ups with third party distributors. Being a pioneer in the country for online protection products, Aegon is focusing on this model to offer competitively priced products with better and more innovative features.

Japan - Aegon Sony Life

The bancassurance channel is the key area of growth within the Japanese insurance market. The largest share of market growth comes from single premium whole life products. Its surrender payment rate is higher than the savings account interest and its commission rate serves as the incentive for strong sales by bancassurance representatives.

1	Source: China Insurance Regulatory Commission (CIRC).
2	Source: Monthly New Business Report from the Insurance Regulatory and Development Authority (IRDA) website.
3	Source: IRDA Annual Report 2011-2012.

74	Business overview Overview Asia

Due to the difficulty in maintaining the public pension scheme, driven by falling birth rates and an aging population, there is a strong need in Japan for individual annuity products as a means for self-support after retirement. GMAB remains the main product in the variable annuities market. The players in the variable annuities market have been reduced to six companies since Tokyo Marine Financial suspended its Variable Annuities sales in July 2012 following Allianz last year. Up to December 2012, Aegon Sony Life has achieved cumulative annual variable annuities sales of JPY 34.3 billion (2011: JPY 12.9 billion).

Asia - ADAMS

Economic pressures on traditional distribution channels and changes in customer purchasing behavior are driving an overall market change toward the recognition that DM is a growing opportunity requiring further proposition development. Multinational insurers are trying to grow capability across the region.

In the DTC space market participants serve customers through their preferred channels, for insurers this has mostly manifested itself in the tactical deployment of different media such as Direct Response TV, product micro-sites, health portals, social media platforms and mobile applications.

Hong Kong and Singapore - TLB

One of the key challenges affecting the Hong Kong and Singapore regions is the number of new providers entering the high-net-worth and affluent market, notably HSBC Life, AIA, Manulife Bermuda and Sun Life Bermuda.

As of December 31, 2012, TLB recorded total production of approximately USD 26.7 million (2011: USD 32.4 million).

Regulation and supervision

China - Aegon-CNOOC

The insurance industry in China is regulated by the China Insurance Regulatory Commission (CIRC). In 2012, according to the guidelines of “enhancing services, reinforcing regulation, preventing risks and promoting development”, and insisting in safeguarding the legitimate rights and interests of policyholders, the CIRC required all the insurance companies to strengthen the risk prevention, bring anti-fraud work into a comprehensive risk management system and enhance accountability mechanisms.

In addition, to tighten insurance companies’ internal controls and improve the ability to perform their duties, the CIRC has formulated the “Insurance Inspection and Audit Guidelines”, which enabled inspection and audit to play an active role in risk prevention.

The CIRC sought to guard against the risk of policy surrender and to rectify illegal activity such as embezzlement of insurance funds, false business and financial data and misleading sales. With regard to life insurance, CIRC has written “The Guidelines on Identifying Misleading Sales Behaviors for Life Insurance

Companies” and “The Guidelines on Misleading Sales Accountability for Life Insurance Companies”.

With regard to financial risk, CIRC issued a series of regulations to guard against the risk of inadequate capital and solvency. In order to ease solvency pressure, CIRC enhanced the supervision on risk capital and encouraged insurance companies to supplement capital funds through a variety of channels. Insurance funds investing in securitized financial products was permitted, in which subordinated convertible bonds, hybrid capital bonds and subordinated term bonds were their key investment channels. It broadened the scope of insurance companies’ overseas investments and optimized capital structure of the insurance industry.

For asset management risk, CIRC strictly prohibits insurance funds borrowing or lending. CIRC paid particular attention to non-compliant acts concerning deposits and securities, interest transfer and insider trading.

India - Aegon Religare

The Indian life insurance companies are regulated by the IRDA. The IRDA regulates, promotes and encourages orderly growth of insurance and reinsurance business in India. Established by the Government of India, it safeguards the interests of the insurance policy holders of the country.

During 2012, the IRDA updated existing and released new regulatory guidelines. Among these changes, the significant ones are: the guidelines on pension products pertaining to the guaranteed amount on maturity resulting in a non-zero return, guidelines with respect to disclosure requirements for issuance of capital, guidelines on data to be submitted for bancassurance channels, declaration of bonus for the participating business, up to 12 years since commencement of operations, even if the life fund is in deficit, draft guidelines on traditional and linked products, draft guidelines on licensing of bancassurance entities and draft amendments to investment regulations.

Japan - Aegon Sony Life

The Financial Services Agency (FSA) in Japan is the government agency supervising all insurance companies in the country. All new products or major amendments require a filing with, and approval from, the FSA. General policy provisions, statements of business procedure, pricing and valuation all require approval from the FSA. The FSA also has the right to do on and off site inspections. Relevant regulations for insurance operation include, among others, the Insurance Business Law and related enforcement/notice, the Insurance Act and the Financial Instruments and Exchange Act.

Asia - ADAMS

In the DM landscape, there is an evolving regulatory environment especially in the area relating to the use of personal data for marketing purposes. ADAMS ensures that it is constantly abreast

Annual Report on Form 20-F 2012	75

of any changes or proposed changes to regulations governing personal data in all of its markets. Where appropriate, ADAMS implements industry standard compliance programs, such as ‘PCI Compliance’ in Australia and “P-Mark” in Japan.

Hong Kong and Singapore - TLB

Due to Transamerica Life Insurance Company being the parent of TLB and both Asia branches, TLB falls under US regulatory structures and is classified as a US Controlled Foreign Corporation. For this reason, TLB is subject to US statutory capital regulations and is also subject to US tax rates.

Asset liability management

China - Aegon-CNOOC

A monthly asset liability management meeting is held to monitor duration and liquidity management. The duration of liabilities and assets are calculated separately by block and the duration gap is analyzed. Considering the payment structure and term of insurance liabilities, Aegon-CNOOC usually purchases corporate bonds, government bonds, bank deposits or other fixed income assets to match this liability while operating funds are invested in the short-term bond, money-market fund and bond repurchase markets in order to achieve higher investment returns.

The respective Risk & Capital Committees of Aegon-CNOOC meet every quarter to manage and monitor asset and liability matching using the result of stress-test scenarios based on the Economic Capital Model, liquidity tests and duration mismatch tests.

India - Aegon Religare

Aegon Religare has a Board level Investment Committee and Risk Management & Capital Committee. Additionally, there is a management level Risk & Capital Committee (RCC). A regular review of risk and capital requirement is conducted across the committees. As the business mix changed during the year, with traditional products increasingly being sold, asset liability management (ALM) became critical to the business. Monthly reviews are performed to ensure appropriate ALM for the closed block of business under the traditional products and at the end of each quarter the ALM report is tabled in the RCC meeting.

Japan - Aegon Sony Life and SARe

Aegon Sony Life reinsures (cedes) 100% of its guarantees on the variable annuities to SARe. SARe has a comprehensive hedging program in place that covers all the major risk dimensions. Execution of this program is outsourced to Aegon USA Investment Management LLC. Comprehensive risk management procedures have been defined to ensure implementation of appropriate risk management activities in accordance with Aegon’s Risk Management Policy.

In reinsuring various minimum variable annuity guarantees, SARe accepts certain market and policyholder behavior risks. SARe will cover payments under the guarantees to the extent that benefits to the policyholder exceed the variable annuity account value. The market risks are managed through the use of capital markets hedging techniques.

The hedging program includes combinations of futures contracts, forwards and options on market indices such as, but not limited to, the NIKKEI, TOPIX, the S&P 500, FTSE 100, and the EuroStoxx 50. Not all of the equity indices are traded in Japanese Yen (SARe’s functional currency), therefore the resulting currency exposure is hedged with foreign currency forwards. The hedging program requires a daily determination of risk exposures and regular monitoring of and trading on the markets when open. The program requires substantial amounts of cash, to cover potential losses on hedging instruments, transaction costs and other charges which will be supported by the shareholders as necessary. The hedge strategy is not expected to completely eliminate the volatility due to guarantee value changes. The hedge objective is to minimize income volatility, and it is expected that income volatility will be reduced by approximately 70%-80%. In addition, the hedge will not fund all changes in capital, as the minimization of income volatility leads to a strategy different from that required to minimize capital volatility.

Policyholder behavior risks are managed through a combination of product design, pricing techniques, and through hedge construction and rebalancing to reflect emerging experience, and are reflected in the reinsurance premium that is charged by SARe to Aegon Sony Life. In addition to these pricing and hedging risk mitigation techniques, for certain products capital will contain a provision for adverse deviation. As such, increases in capital due to unexpected deviations in policyholder behavior or an unfavorable basis error are cushioned by applying an assumption for hedge effectiveness in capital (and reflected in pricing) that is lower than is expected to be realized based on results from a ten year back test of Aegon Sony Life’s hedge strategy (the back test spans the period June 1999 to June 2009). SARe’s Risk & Capital Committee meets on a quarterly basis.

Asia - ADAMS

The ADAMS assets are managed by Aegon USA Investment Management in the United States.

Hong Kong and Singapore - TLB

The assets are currently managed by Aegon USA Investment Management in the United States.

76	Business overview Overview Asia

Reinsurance ceded

China - Aegon-CNOOC

Aegon-CNOOC shares its morbidity and mortality risk with both international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Most of the individual morbidity risks are taken by General Re and Munich Re in quota share. The group products are mainly reinsured by Hannover Re. Aegon-CNOOC reviews the reinsurance structure regularly and adjusts it based on the claim experience and its risk acceptance capability.

India - Aegon Religare

Reinsurance arrangements are regulated through IRDA’s regulations. Aegon Religare has reinsurance treaties with Munich Re, Swiss Re and RGA Re sharing mortality and morbidity risks through surplus and quota share arrangements on a risk premium basis.

Japan - Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on the variable annuities to SARe. Aegon Sony Life may utilize third party reinsurance for a minor portion, considering transfer pricing issues.

Asia - ADAMS

Under the ADAMS business model, value is largely created by offshore reinsurance through an Aegon reinsurer, whereby risk based premium is acquired for the group. As ADAMS position themselves as an “independent” marketing services provider, fronting partnerships with a local insurer are also a possibility for consideration especially where Aegon does not have a local presence.

Hong Kong and Singapore - TLB

TLB has a third party mortality reinsurance in place for its universal life and traditional policies. The mortality reinsurance takes the form of yearly renewable term excess-of-retention or quota-share arrangements, and is typically arranged through a pool of reinsurers, which generally are the leading providers in the reinsurance industry.

There is also a coinsurance arrangement with the affiliate company TLIC for some universal life business. For this business, the mortality risk on these products is first ceded to third party reinsurers, and the retained risks are 100% or 80% coinsured with TLIC.

Annual Report on Form 20-F 2012	77

Overview Spain

Aegon first entered the Spanish market in 1980 when it bought local insurer Seguros Galicia. In recent years, Aegon’s activities in Spain further developed through distribution partnerships with some Spanish banks.

Until 2010, Aegon Spain operated through two subsidiaries (Aegon Seguros Salud and Aegon Seguros de Vida), which merged to form Aegon España S.A. de Seguros y Reaseguros as of January 1, 2011. Administration and operational services to all Aegon companies in Spain, including joint ventures with third parties, are provided by Aegon Administracion y Servicos A.I.E., a separate legal entity. In addition, Aegon operates through partnerships with the financial entities Caja Mediterraneo (CAM), Cajatres, Liberbank and Unnim. On October 10, 2012, Aegon sold its stake in its joint venture with Banca Civica.

On December 19, 2012, Aegon reached an agreement to enter into a strategic partnership with Banco Santander, Spain’s largest financial group, to distribute both protection and general insurance products through the group’s network of over 4,600 bank branches. Subject to regulatory approval, the transaction is expected to close during the first half of 2013. Under the terms of the agreement, Aegon will acquire a 51% stake in both a life insurance company as well as in a non-life insurance company.

On February 4, 2013, Aegon reached an agreement to exit its partnership with Unnim. Subject to regulatory approval the transaction is expected to close during the second quarter of 2013.

Organizational structure

Aegon Spain’s main subsidiaries and affiliates are:

¿	Aegon España S.A. de Seguros y Reaseguros.
¿	Aegon Administracion y Servicos A.I.E.
¿	CAM/Aegon Holding Financiero, SL, a partnership with Caja de Ahorros del Mediterráneo.
¿	Caja Badajoz Vida y Pensiones, 50%, a partnership with Cajatres.
¿	Cantabria Vida y Pensiones, 50%, a partnership with Liberbank.
¿	Liberbank Vida, 50%, a partnership with Liberbank.

Overview sales and distribution channels

The difficult economic situation in Spain continued throughout 2012 and Aegon expect this to continue during 2013. A structural reform program has been implemented in Spain and this included reform of the financial sector. This reform resulted in the restructuring of the banking sector and triggered a wave of mergers and acquisitions aimed at consolidation.

The main distribution channel in the Spanish market has been bancassurance, 71% in life, compared with 27% of brokers and a negligible share for direct customers.

Aegon Spain distributes its products across the country through the branches of its partners: Caja de Ahorros del Mediterráneo, Cajatres and Liberbank. Each of these entities has been subject to the restructuring process in Spain’s financial sector.

CAM/Aegon Holding Financiero

Aegon’s partnership with Caja de Ahorros del Mediterráneo (CAM) goes back to 2004. CAM has a network of more than 843 branches across Spain. Aegon and CAM, respectively, have a 49.99% and 50.01% interest in CAM/Aegon Holding Financiero, SL, which is the sole shareholder in Mediterráneo Vida, the life insurance and pensions company that has exclusive access to CAM’s branch network.

Currently Aegon is in an arbitration with CAM to exit the partnership. Aegon is of the opinion that, in 2010, a change in control occurred in CAM, Aegon’s partner in Caja Mediterráneo Vida (MedVida). Subsequently, Aegon decided to exercise its put option pursuant to the shareholder’s agreement between CAM and Aegon, to exit the partnership. The arbitration process aims to determine the occurrence of a change in control and the corresponding date, which will determine the exit price. Aegon expects to recover at least the book value as at December 31 2012. The exact figure will depend on the outcome of the arbitration process. A final verdict from the arbitrators is expected to be released in the first half of 2013. Refer also to note 25 Investments in associates.

Caja Badajoz Vida y Pensiones

Under Aegon’s partnership with Caja Badajoz, agreed in 2005, Aegon and Caja Badajoz set up a 50/50 joint company to sell life insurance and pensions. Caja Badajoz has a network of 200 branches, primarily in the western region of Extremadura, which adjoins Spain’s border with Portugal. In 2011, Caja Badajoz Vida entered into a SIP (Institutional System of Protection) named Grupo Cajatres, currently integrating Caja Inmaculada, Caja Círculo de Burgos and Caja Badajoz.

78	Business overview Overview Spain

Cantabria Vida y Pensiones and Liberbank Vida

Caja Cantabria is one of the largest savings banks in northern Spain, located primarily in its home province of Cantabria. In 2011, Caja Cantabria Vida y Pensiones entered into a SIP named Liberbank, currently integrating Cajastur (317 branches), Caja Extremadura (225 branches) and Caja Cantabria (159 branches). On October 9, 2012, Aegon closed an agreement with Liberbank, to extend the partnership with Caja Cantabria to their network.

Unnim Vida

Aegon entered into an agreement with the newly formed company Unnim when it was created in 2010 following the merger of three Spanish savings banks. This merger included Caixa Terrassa with which Aegon had an existing joint venture. Unnim is one of the largest savings banks in Catalonia, one of the wealthiest areas of Spain.

In 2011, Unnim was capitalized by a 100% state-owned fund (FROB) and following regulatory approval, the BBVA Group acquired Unnim in July 2012. On February 4, 2013, Aegon reached an agreement with BBVA to exit its partnership with Unnim. Subject to regulatory approval, the transaction is expected to close during the second quarter of 2013.

Distribution

Aegon’s current partnerships distribute a combination of life insurance, health and pension products. Aegon also uses brokers to distribute its products, particularly individual life insurance, throughout both urban and rural areas.

Overview business lines

Aegon Spain focuses primarily on retail customers. It offers both life insurance and accident and health cover. In particular, Aegon Spain offers pensions as well as both traditional life and unit-linked variable life products, a market traditionally dominated by the country’s retail banks.

Competition

There is considerable competition in the Spanish market. Major competitors are the bank-owned insurance companies for life and pension products plus foreign and local companies for health insurance products.

Regulation and supervision

The Dirección General de Seguros (DGS) is the regulatory authority for the Spanish insurance industry. Insurance companies are required to report to the DGS on a quarterly basis. Spanish regulations incorporate all the requirements of the relevant EU Directives. In terms of solvency margin, local regulations are based on a percentage of the reserves for the life insurance business and on a percentage of premiums for the health insurance business. In terms of investments, the regulations require the appropriate matching of investments and technical provisions, and also establishes different levels of restrictions on the type of assets that the insurance company can invest in.

Asset liability management

Aegon Spain’s approach to asset liability management is to make projections of asset and liability cash flows, to calculate their present values using a market yield curve, and to compute the main parameters affecting these cash flows (for example duration and convexity). The goal is to lock-in the spread by matching the duration of assets to the duration of liabilities.

Reinsurance ceded

Aegon Spain has a “one Aegon reinsurance management policy”, meaning that its joint ventures and its own business are treated as a whole, with the same economic conditions, same reinsurers panel but individual profit shares without losses carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection both for its individual risk policies and for its group risk policies. With this approach, Aegon Spain is seeking to optimize the cost of the reinsurance coverage, sharing the profits and not the losses, while it is achieving a prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Maximum retention levels vary by product and by nature of the risk being reinsured. Generally, however, the retention limit is between EUR 30,000 and EUR 60,000 per life insured. Aegon Spain remains contingently liable with respect to the amount ceded should the reinsurance company fail to meet its obligations.

Aegon Spain, generally, only uses reinsurance companies that have a credit rating from S&P’s of at least “A”. Aegon’s Group Reinsurance Use Committee are involved in pre-approving reinsurers and selecting reinsurers where a reinsurer has a rating below “A”. In addition, to lessen its exposure to defaults, Aegon Spain has several reinsurers on its panel and regularly monitors the creditworthiness of each of its reinsurers. Further protection is taken out through funds that are withheld for investment by the ceding company where appropriate.

Annual Report on Form 20-F 2012	79

Overview France

Aegon is present in the French insurance market, the second largest in Europe, through its partnership agreement with AG2R La Mondiale.

History

In 2002, Aegon started a partnership with mutual insurer La Mondiale via the acquisition of a 20% interest in La Mondiale Participations, La Mondiale’s subsidiary company. La Mondiale Participations offers a wide range of life insurance, pension, savings, investment and asset management services to both corporations and individual retail customers via its three subsidiaries: Arial Assurance, La Mondiale Partenaire and La Mondiale Europartenaire. In 2004, Aegon increased its stake in La Mondiale Participations from 20% to 35%. In 2005, the Aegon Pension Network was launched in collaboration with La Mondiale. In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger, which has not affected Aegon’s partnership with La Mondiale, created a significant insurer in France serving some 8 million customers (including retirees). The new group became operational at the start of 2008. In 2009, La Mondiale Partenaire started to distribute “Terre d’Avenir”, Aegon’s variable annuities products.

Overview sales and distribution channels

Arial Assurance is specialized in collective pensions for large corporates, La Mondiale Partenaire is focused on high-net-worth individuals in France and La Mondiale Europartenaire is focused on high-net-worth individuals in Luxembourg. Arial Assurance distributes its corporate solutions via agents and brokers, while La Mondiale Partenaire and La Mondiale Europartenaire distribute its individual solutions predominantly through banks and independent financial advisers.

Competition

In 2011, The French Association of Insurers (FFSA) ranked AG2R La Mondiale tenth in the life insurance sector (by premiums), with a market share of 3.3%. The FFSA also ranked Arial Assurance first in corporate pensions (by premiums) with a 16% market share while the Association of Insurers of Luxembourg ranked La Mondiale Europartenaire fifth by premiums in 2011 with a 7.7% market share.

80	Business overview Overview Variable Annuities Europe

Overview Variable Annuities Europe

Aegon Ireland plc (Variable Annuities Europe) has two business lines, firstly variable annuities for Europe (active in the United Kingdom, France and the Netherlands), and secondly international bonds for the UK market.

Overview sales and distribution channels

Aegon Ireland does not employ a (direct) sales force, but works with the sales forces of Aegon companies in the United Kingdom and the Netherlands. Sales in France are through AG2R La Mondiale. Aegon N.V. has a 35% stake in La Mondiale Participations, which includes the insurance entity that Aegon Ireland cooperates with.

Variable annuities

Variable annuities are advised products and are primarily distributed through independent financial advisers (IFAs) and banks.

In the United Kingdom, the distribution channels are Aegon’s ARC platform (an online service that allows financial advisers to manage their clients’ investment portfolios), banks, IFAs and partnerships with major third parties such as HSBC, National Australia Bank and Openwork.

In France, one product, Terre d’Avenir, is sold by AG2R La Mondiale. The guaranteed lifetime income option in this product is reinsured to Aegon Ireland. The product is sold via AG2R La Mondiale’s own internal networks as well as via platforms to financial advisers and banks.

In the Netherland’s, distribution of Aegon Variabele Lijfrente is through Aegon’s local banking and IFA channels.

International bonds

In the United Kingdom, the distribution channels are Aegon’s ARC platform, banks and IFAs.

Overview business lines

Variable annuities

Variable annuity products are essentially unit-linked life insurance products with guarantees. They typically offer a range of investment fund options linked in various proportions - at the choice of the policyholder - to equities and fixed interest investments. The guarantees may take several different forms, from guarantees of a minimum level of future income for life (immediate or deferred) or for a given term to capital guarantees over a defined period and death benefits. Charges for the guarantees are applied to the policyholder’s account value and typically vary according to the proportion of equity investment.

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

The account value of variable annuities reflects the performance of the funds. The insurance provider earns administration and expense charges as well as guarantee charges for the guaranteed benefits. Surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically applied to recoup deferred acquisition costs.

International bonds

Offshore Wealth Management products are open-ended, unit-linked, life insurance products. They offer a wide range of investment choices, allowing investment into an almost unlimited range of external assets, such as collective investment schemes, unit trusts and open-ended investment companies (OEICs), together with internal unit-linked funds managed by Variable Annuities Europe and cash deposits.

The premiums paid are invested in the underlying funds as selected by the client based on their preferred level of risk. Alternatively, clients can request the appointment of a specialist fund manager to select the underlying funds on an advisory or discretionary basis.

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

Annual Report on Form 20-F 2012	81

death of the last life assured. Offshore Wealth Management products do not have any explicit guarantees. Their surrender value reflects the performance of the funds selected by the client. Therefore, the final surrender value of the policy may be less than the original investment.

The account value of Offshore Wealth Management products reflects the performance of the funds. The insurance provider earns ongoing administration and expense charges on the policy. Any surrender charges collected are typically applied to recoup deferred acquisition costs.

Competition

Variable annuities

There has been no significant change from 2011 to 2012 in the competitive environment for variable annuities across Europe. Continued difficult economic and financial conditions meant that new product launches were limited. Aegon’s main competitors in Europe are AXA, MetLife, Allianz, Canada Life, ING, Generali and SwissLife.

In the United Kingdom, MetLife is the market leader where it is the favored provider due to its total variable annuity market solution covering also pensions and onshore bonds. In France, AXA and Allianz are the only other providers offering variable annuities, with AXA leading the market. In other European markets competitors such as Canada Life, ING, Generali and Swiss Life also offer variable annuity products.

International bonds

The UK offshore bond market remains highly competitive. Aegon has a 6% market share1 placing it in sixth place. The top three providers by market share are Standard Life, AXA Wealth and Canada Life respectively. Aegon’s current ranking reflects the difficulties experienced in 2011 and 2012 as a result of fierce price competition in the retail IFA market and the banking channel along with conflicting priorities for the UK sales force. Key channels going forward will be Aegon’s ARC platform, banks and IFAs (non-platform).

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

Aegon Ireland currently operates on a FOS basis in the United Kingdom and the Netherlands selling life insurance products in Class III (contracts linked to investment funds) and Class I (life insurance and contracts to pay annuities on human life, excluding contracts written in Classes II (contracts of insurance to provide a sum on marriage or on the birth of a child). Aegon Ireland must ensure it complies with the general good provisions that apply to insurers selling such policies in these jurisdictions.

The Central Bank of Ireland has sole responsibility for the prudential supervision and regulation of Aegon Ireland. As a consequence Aegon Ireland’s entire business, its state of solvency, the establishment and maintenance of technical reserves, the quality of its corporate governance, risk management and internal control systems are all subject to monitoring and supervision by the Central Bank of Ireland. Aegon is required to submit annual returns to the Central Bank and is subject to annual review meetings and themed visits. The Central Bank has wide powers of intervention in all areas of Aegon Ireland’s business.

1	Source: Association of British Insurers and Aegon

82	Business overview Overview Aegon Asset Management

Overview Aegon Asset Management

Aegon Asset Management was launched at the beginning of October 2009 and brings together asset management businesses from around the world. As of January 1, 2010, Aegon reports results from Aegon Asset Management separately within the “New Markets” segment.

Organizational structure

Aegon Asset Management is situated within the Netherlands, the United Kingdom, the United States, Canada, Central & Eastern Europe, Hong Kong and China. In 2012, Aegon India Holding B.V. and Religare Trust Company, units based in India, were dissolved and the asset management unit based in Canada transferred into Aegon Asset Management.

The asset management entities are organized on a matrix basis according to investment platform line of business, managed by a global board. The main operating entities are:

¿	Aegon USA Investment Management LLC
¿	Aegon USA Realty Advisors LLC
¿	Aegon Asset Management (the Netherlands)
¿	TKP Investments (the Netherlands)
¿	Kames Capital (UK)
¿	AIFMC (China, 49%)

Sales and distribution

Aegon Asset Management’s primary customers are affiliated Aegon insurance units. In Europe and the United States, Aegon Asset Management entities have close links with local insurance companies. Inflows to funds under management are derived through the sales efforts of these insurance companies who subsequently invest the proceeds into general account or unit-linked funds depending on the nature of the product sold. In some cases, Aegon Asset Management holds a control over this relationship in a closed architecture while in others Aegon Asset Management competes with external asset managers in an open architecture structure.

Aegon Asset Management also interacts directly with third party customers. Third party customers are split into two categories - Retail (primarily investing via collective investment schemes) and Institutional (primarily companies and pension funds with separate requirements). These are serviced by a dedicated sales/ marketing force using a variety of distribution channels.

Overview business lines

Aegon Asset Management operates three business lines: general account, unit-linked and third party corresponding to the client groups listed above. In the United States, most of its business is general account, although there is some unit-linked and third party business. In Europe, Aegon manages a combination of general account, unit-linked and third party business.

¿

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

¿

Unit-linked business generally consists of funds on the insurers balance sheet where the policyholder return is determined by the investment return of the fund (hence this business is for the risk of policyholders rather than Aegon). These funds are normally managed with an objective to beat a target (typically a benchmark or peer group). The main asset classes include fixed income, equities, real estate, mortgage loans and alternatives. In the United States and the United Kingdom, a significant element of unit-linked business is conducted on an open architecture basis.

¿

Third party business is not normally on the Aegon balance sheet and typically product design and distribution are controlled by Aegon Asset Management rather than the affiliated insurance companies, although some third party business is sourced through co-operation arrangements with the insurance affiliates. The retail businesses typically sell collective investment vehicles (mutual funds) to the public via intermediaries. The main asset classes are fixed income and equities and the funds are normally managed against a peer group target. The institutional businesses typically sell tailored services to large corporations or pension funds. They employ a full range of asset classes and manage the funds against objectives, targets and risk profiles agreed with the clients. Both absolute and relative return products are offered. Aegon Asset Management distributes these services internationally.

Competition

Aegon Asset Management competes with other asset management companies for open architecture unit-linked business and third party business. Aegon Asset Management’s competitors include global asset managers and local specialists in the countries where it is active. Generally, there are different competitors for different types of asset class or different styles of management. In 2012, the twin concerns of weak global growth and the debt crisis crippling many developed economies

Annual Report on Form 20-F 2012	83

continued to dominate asset management activity. The allocation to fixed income remained strong throughout the year, although there was a significant move back towards equities in the third quarter. This move was witnessed both in the retail and institutional marketplace. The continued policy support provided by central banks around the world has certainly helped risk assets, and particularly the efforts of the European Central Bank through its long-term refinancing and unlimited bond buying programmes. Analysis of the inflows into the equity sector shows that absolute return vehicles have benefited from strong demand, with global equity income products also popular.

Regulation and supervision

Aegon Asset Management has a global holding company, Aegon Asset Management Holding B.V., which is regulated by the DNB (Dutch Central Bank) under the European consolidated supervision rules. In Europe, regulation for asset management companies is different from that for insurers as it is based on separate European Directives. However, in most jurisdictions the same regulators oversee insurance and asset management. Aegon Asset Management’s underlying operating entities are regulated by their local regulators, including the AFM and DNB (for Dutch entities), the FSA (for UK based entities), the SEC (for US based entities) and the CSRS (for Chinese based entities).

84	Risk and capital management Risk management

Risk management

General

As an insurance company, Aegon manages risk on behalf of its customers and other stakeholders. As a result, the company is exposed to a variety of underwriting, operational and financial risks. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently.

Definition and tolerances

For Aegon, risk management involves:

¿	Understanding which risks the company is able to underwrite.
¿	Establishing a company-wide framework through which the risk-return trade-off associated with these risks can be assessed.
¿	Establishing risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks.
¿	Measuring and monitoring risk exposures and actively maintaining oversight of the company’s overall risk and solvency positions.

By setting certain predefined tolerances and adhering to policies that limit the overall risk the company is exposed to, Aegon is able to accept risk with the knowledge of potential returns and losses.

Objectives of risk management

Aegon must, at all times, maintain a solvency and liquidity position such that no plausible scenario would cause the company to default on its obligations to policyholders. To accomplish this, Aegon has established a number of basic objectives for its risk management strategy:

¿	Financial strength: Ensure Aegon meets long-term obligations to policyholders. Aegon uses two measures to determine its approach to financial strength:
¿	Regulatory requirements
¿	Any additional, self-imposed internal requirements
¿	Continuity: Ensure a high likelihood that Aegon will meet policyholder obligations, even under extreme events.
¿

Culture: Encourage a strong risk culture by stressing the company’s low tolerance for operational risk. This will help improve operational excellence and ensure the company treats its customers and other stakeholders fairly.

¿	Risk balance: Manage the concentration of risk and encourage risk diversification within Aegon.

Aegon’s risk governance framework

Aegon has a strong culture of risk management, based on a clear, well-defined governance framework. The goals of this framework are:

¿	To minimize ambiguity by clearly defining responsibilities and reporting procedures for decision makers.

¿	To institute a proper system of checks and balances and ensuring that senior management is aware at all times of material risk exposure.
¿	To manage risk, including by avoiding an over-concentration of risk in particular areas.
¿	To facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs.
¿	To reassure external stakeholders that Aegon has appropriate risk management structures and controls in place.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, Aegon has a comprehensive suite of company-wide risk policies, which detail specific operating guidelines and limits. These policies are designed to keep overall risk- specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units. Aegon’s risk management governance structure has three basic layers:

¿	The Supervisory Board (SB) and the Supervisory Board Risk Committee (SBRC).
¿	The Executive Board (EB) and the Executive Board Risk Committee (EBRC) and the Management Board (MB).
¿	The Enterprise Risk Management Committee (ERMC) and the Group Risk & Capital Committee (GRCC).

Additionally, there are sub-committees and regional committees, who support the ERMC and GRCC.

Aegon’s EB has an overall responsibility for risk management. The EB adopts the risk governance framework and determines Aegon’s overall risk tolerance and group risk policies. The EBRC is the body appointed by the EB for overseeing proper execution of the risk governance framework, as well as monitoring compliance with the risk tolerance and Group Risk policies. The EBRC regularly reports significant risks to, and discusses Aegon’s risk strategy with, the SBRC. The Group Chief Risk Officer (CRO) also has an individual responsibility in this regard and a direct reporting line to the Chairman of the SBRC.

The MB oversees a broad range of strategic and operational issues. While the EB remains Aegon’s sole statutory executive body, the MB provides vital support and expertise in safeguarding Aegon’s strategic goals. The MB discusses and sponsors enterprise risk management in particular risk governance, risk tolerance, and material changes in risk methodology and risk policies.

Annual Report on Form 20-F 2012	85

The SBRC is responsible for overseeing Aegon’s enterprise risk management framework, including risk governance and measures taken to ensure risk management is integrated properly into the company’s broader strategy. The SBRC reviews the company’s risk exposure as it relates to capital, earnings and compliance with Group Risk policies. It is the responsibility of the EB and the Group CRO to inform the SB should any risks directly threaten the solvency, liquidity or operations of the company. Details of members of the SBRC can be found on pages 111 and 112 of this Annual Report.

The EBRC is supported by two committees:

¿	The Enterprise Risk Management Committee (ERMC) supporting ERM framework development and maintenance, including risk governance and risk policies.
¿	The Group Risk & Capital Committee (GRCC) supporting risk oversight, as the primary balance sheet management committee of Aegon.

The ERMC is advised by three sub-committees: the Risk Governance & Policies Committee (RGPC), the Methodology & Assumptions Review Committee (MARC), and the Operational Risk Management Committee (ORMC). The Model Validation Committee (MVC) is the advisory committee reporting to the Group CRO on risk model validation issues. The MVC assists the ERMC in the monitoring of compliance with the internal and external model development and validation standards and relevant regulatory standards.

The GRCC focuses on managing Aegon’s overall solvency position, while ensuring that risk-taking is within the risk tolerance statements and Group Risk policies. The GRCC informs the MB about any identified or near breaches of overall tolerance levels, as well as any potential threats to the company’s solvency, liquidity or operations. Risk & Capital Committees (RCCs) have been established at each of Aegon’s regions.

The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of the GRCC, but are tailored to local circumstances. Aegon’s regional and business unit CROs have the additional authority to defer decisions that can have a significant impact on the region’s or business unit’s solvency, liquidity or operations to the Board of the region or business unit and the Group CRO.

Group Risk is responsible for development and oversight of compliance with the risk governance framework, risk methodology, risk tolerances and risk policies. This involves identifying risk, particularly operational and emerging risk, as well as reviewing risk assessments carried out by business units. Group Risk also identifies best risk management practices, facilitates implementation thereof and helps ensure there is consistency in the application of these practices across the company. In addition, Group Risk performs risk and scenario analyses, either at its own initiative or at the request of management.

Aegon’s risk management staff structure is fully integrated. Business unit CROs have a direct reporting line into the Group CRO or one of the regional CROs that report directly into the Group CRO. Regions include Americas, the Netherlands, United Kingdom, Central & Eastern Europe, Asia, Spain, Variable Annuities Europe, Aegon Asset Management, and the holding.

Lines of defense

Aegon’s risk management structure is organized into three “lines of defense” to ensure conscious risk-return decisions and limit the magnitude of potential losses within defined levels of certainty. The objective of this structure is to avoid surprises due to unidentified risks materializing or losses that exceed predefined risk tolerance levels and related limit structures.

The company’s first line of defense has direct responsibility for managing and taking risk in accordance with defined risk tolerances and risk policies, that is business and support functions. The second line of defense facilitates and oversees the effectiveness and integrity of enterprise risk management across the company, the risk functions and SBRC, EBRC, ERMC. The third line of defense provides independent assurance and challenge regarding the effectiveness and integrity of enterprise risk management across the company, the audit functions.

Risk management in 20121

The effects of the global crisis that began in 2008 continued to be felt throughout 2012 and were exacerbated by the European debt crisis. Equity markets increased but remained volatile. Interest rates, already at historic lows, declined during the year. General economic and business conditions remained difficult.

During the year, Aegon carried out regular sensitivity analyses to verify that the impact of different economic and business scenarios would not overwhelm the company’s earnings and capital position. These plans also cover extreme event scenarios, such as a depression precipitated by a Spanish exit from the eurozone.

1	Please note that the information here is intended as an overview only. A more detailed explanation of credit risk, equity and other investment risk, interest rate risk, currency exchange rate risk, liquidity risk, underwriting risk and operational risk, as well as other company-wide risk management policies may be found in note 4 of the consolidated financial statements. Further information on sensitivity analyses may also be found on these pages.

86	Risk and capital management Risk management

Risk overview 2012

Credit risk

Credit spreads have narrowed over 2012. During the year, Aegon took a number of specific steps to reduce its exposure to credit risk:

¿	Further restructuring of Aegon USA’s investment portfolio increasing the allocation to US Treasury bonds and entering fixed annuity coinsurance deals.
¿	In the United Kingdom, optimizing credit risk exposure (traded gilts for high quality agencies).
¿	Continuing to minimize exposure to peripheral European countries in Aegon’s general account investment portfolio.

Equity market risk and other investment risks

Equity markets were volatile throughout the year. During 2012, Aegon continued to progress its program of hedging equity risk at its UK pension business, Variable Annuities Europe, US and Dutch operations to protect the company against a possible deterioration in equity markets.

Interest rate risk

Similar to 2011, interest rates continued to decline especially in the second half of 2012 from already low levels. Falling rates particularly impacted investment income and value of financial guarantees included in certain policies. Aegon took several de-risking initiatives to reduce exposure to movements in interest rates. For example, Aegon USA implemented a hedge to protect against low interest rates and rapidly rising interest rates. A number of interest rate sensitive products were repriced and product features adjusted to decrease interest rate risk. New sales of fixed annuities in the United States, meanwhile, were discontinued. Furthermore, the United Kingdom put on hedges for the pension scheme.

Currency exchange rate risk

As an international company, Aegon is exposed to movements in currency rates. However, Aegon does not consider this exposure to be material. The company holds its capital base in various currencies in amounts that correspond to the book value of individual business units, thus mitigating currency risk. Aegon does hedge cash flows from operating subsidiaries as part of its broader capital and liquidity management.

Liquidity risk

Aegon has a strong liquidity management strategy in place. Aegon considers extreme liquidity stress scenarios, including the possibility of prolonged “frozen” capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the company has highly developed liquidity stress planning in place. In 2012, Aegon retained its significant holdings of cash and highly liquid assets as a precaution against potential adverse market developments.

Aegon’s liquidity management strategy ensures the company will not be a forced seller of assets even in a severe stress scenario. Stress tests show that available liquidity would more than match the company’s liquidity requirements, even if market conditions were to significantly deteriorate.

Underwriting risk

Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior could have a considerable impact on Aegon’s income. While Aegon believes it has the capacity to take on more underwriting risk to capitalize on growth opportunities in its main life insurance and pension markets, Aegon continues to reduce concentration exposure to underwriting risks. For example, Aegon the Netherlands reduced longevity risk via a longevity swap transaction.

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

Risk factors

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. Aegon’s most significant risk is to changes in financial markets, related particularly to movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the company’s operations, its earnings, its share price, the value of its investments, or the sale of certain products and services. The next two sections describe risks relating to Aegon’s businesses and risks relating to Aegon’s common shares.

I - Risks relating to Aegon’s businesses

The following discusses some of the key risk factors that could affect Aegon’s businesses and operations, as well as other risk factors that are particularly relevant to Aegon in the current period of significant economic and market disruption. Additional risks to which Aegon is subject to includes, but is not limited to, the factors mentioned under “Forward-looking statements” (refer to pages 334-335) and the risks of Aegon’s businesses described elsewhere in this Annual Report.

Annual Report on Form 20-F 2012	87

Other factors besides those discussed below or elsewhere in this Annual Report could also adversely affect Aegon’s businesses and operations, and the following risk factors should not be considered a complete list of potential risks that may affect Aegon and its subsidiaries.

Risks related to the global financial markets and general economic conditions

Disruptions in the global financial markets and general economic conditions have affected, continue to affect and could have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

Aegon’s results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate. Global financial markets experienced extreme and unprecedented volatility and disruption in recent years and significant uncertainty remains today - particularly in Europe. These developments have created an unfavorable environment for banking activity generally. Bank lending has been reduced below the levels seen before the financial crisis for some time and the housing markets in Europe and North America remain depressed.

In addition to the other risks described in this section, these conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes, among other assets. Aegon may also experience a higher incidence of claims and lapses or surrenders of policies. Aegon’s policyholders may choose to defer or stop paying insurance premiums. Aegon cannot predict definitively whether or when such actions, which could impact Aegon’s businesses, results of operations, cash flows and financial condition, may occur.

In Europe, countries such as Greece, Ireland, Italy, Portugal, Spain and Cyprus have been particularly affected by the recent financial and economic conditions, creating a heightened perceived risk of default on the sovereign debt of those countries, with the possibility of a Greek default and rising concerns about the contagion effect it would have on other European Union economies and the ongoing viability of the euro currency and the European Monetary Union (refer to note 2 to the consolidated financial statements for details about Aegon’s exposure to European peripheral countries). Yields on the sovereign debt of most European Union member states are volatile. The European Union, the European Central Bank (ECB) and the International Monetary Fund have prepared rescue packages for some of the affected countries. Furthermore, the European Union is in the process of establishing a European Banking Supervision body which would allow for direct intervention by the ECB. Aegon cannot predict with any certainty whether these packages or other rescue plans will be successful or the effect that they may have on the future viability of the euro currency or the European Monetary Union nor the impact on Aegon’s businesses, results of operations, cash flows and financial condition if such rescue packages are not successful. Aegon also cannot predict with certainty the effect a sovereign default may have on Aegon’s businesses, results of operations, cash flows and financial condition, although the effect of such events may be material and adverse. (Refer to note 4 “Financial and insurance risks” for a summary of Aegon’s sovereign exposure.)

Governmental action in the Netherlands, the United States, the European Union and elsewhere to address any of the foregoing could impact Aegon’s businesses. Aegon cannot predict with certainty the effect that these or other government actions and actions by the ECB or the Federal Reserve may have on the financial markets or on Aegon’s businesses, results of operations, cash flows and financial condition.

Disruptions in the overall economy due to failure to avoid the “Fiscal Cliff” may adversely impact Aegon’s businesses.

In the United States, the uncertainty regarding significant mandated tax increases and government spending cuts beginning in January 2013, (the “Fiscal Cliff”) poses a serious risk for the US economy and consumer confidence. In the event that the US federal government is unable to achieve a resolution that would mitigate the impact of the Fiscal Cliff to a meaningful degree, there could be an adverse impact on the US economy with a decrease in consumer spending, which could negatively impact Aegon’s results of operations.

Credit risk

Defaults in Aegon’s debt securities, private placements and mortgage loan portfolios held in Aegon’s general account or failure of certain counterparties may adversely affect profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of issuers and counterparties. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter (OTC) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not perform their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default.

88	Risk and capital management Risk management

Aegon’s investment portfolio among other investments contains Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. There continues to be uncertainty regarding the ability of certain European nations (in particular Greece, Ireland, Italy, Portugal and Spain) to satisfy their financial obligations. Due to the weak economic environment, Aegon incurred significant investment impairments due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

Equity market risk

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities (such as variable annuities, unit-linked products and mutual funds). Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that Aegon earns on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which requires Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs (DPAC), which could impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which could lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of Aegon’s equity investments. The equity market conditions experienced through 2012 led to a recognized impairment loss on equity securities held in general account of EUR 15 million (2011: EUR 10 million, 2010: EUR 7 million).

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

During periods of sustained low interest rates, such as Aegon has been facing in recent years, Aegon may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. Mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to refinance at lower interest rates and Aegon may be required to reinvest the proceeds in securities bearing lower interest rates. Risk is heightened in the current market and economic environment in which certain securities may be unavailable. Accordingly, net income may decline as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

In general, if interest rates rise, there will be unrealized losses on assets carried at fair value that will be recorded in other comprehensive income (available-for-sale investments) or as negative income (investments at fair value through profit or loss) under IFRS. This is inconsistent with the IFRS accounting on much of Aegon’s liabilities, where corresponding economic gains from higher interest rates do not affect shareholders’ equity or income in the shorter term. Over time, the short-term reduction in shareholder equity and income due to rising interest rates would be offset in later years, all else being equal.

Base interest rates set by central banks and government treasuries remained at the historically low levels initiated in response to the worldwide recession and attempts to stimulate growth.

Annual Report on Form 20-F 2012	89

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate spreads, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate spreads, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2010, 2011 and 2012 was EUR 6.0 billion, EUR 5.6 billion and EUR 5.8 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2010, 2011 and 2012 was EUR 138 billion, EUR 139 billion and EUR 142 billion, respectively.

Currency exchange rate risk

Fluctuations in currency exchange rates may affect Aegon’s reported results of operations.

As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon’s consolidated shareholders’ equity as a result of translation of the equity of Aegon’s subsidiaries into euro, Aegon’s reporting currency. Aegon holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Aegon may also hedge the expected dividends from its principal business units that maintain their equity in currencies other than the euro.

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

The exchange rates between Aegon’s primary operating currencies (US dollar, euro and UK pound) continued to fluctuate during 2012. In 2012, the US dollar ranged by as much as 18% against the euro, finishing around 7% up on 2011. The UK pound fluctuated by around 12% against the euro ending the year with a 3% gain.

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2012 amounted to EUR 13.2 billion and EUR 1,025 million, respectively. For the UK segment, which primarily conducts its business in UK pounds, total revenues and net income in 2012 amounted to EUR 8.5 billion and EUR 169 million, respectively. On a consolidated basis, these two segments represented 73% of the total revenues and 78% of the net income for the year 2012. Additionally, Aegon borrows in various currencies to hedge the currency exposure arising from its operations. As of December 31, 2012, Aegon has borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 53% in US dollars, 29% in euro, 11% in UK pounds and 6% in Canadian dollars.

The possible abandonment of the euro currency by one or more members of the European Monetary Union may affect Aegon’s results of operations in the future.

It is possible that the euro could be abandoned as a currency in the future by countries that have already adopted its use. This could lead to the re-introduction of individual currencies in one or more European Monetary Union member states, or in more extreme circumstances, the dissolution of the European Monetary Union. The effects on the European and global economy of a potential dissolution of the European Monetary Union or the exit of one or more European Union member states from the European Monetary Union, are impossible to predict with certainty, and any such events could have a materially adverse effect on Aegon’s financial condition and results of operations in the future.

Liquidity risk

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of Aegon’s businesses. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities can be surrendered while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. Aegon continued to maintain its reserves of cash and liquid assets in 2012. In depressed markets Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired as they have been from time to time in recent years. The requirement to issue securities can be driven by a variety of factors, for instance Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. Although Aegon manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of

90	Risk and capital management Risk management

time, Aegon may need to sell assets substantially below prices at which they are currently recorded to meet its insurance obligations.

In 2012, approximately 40% of Aegon’s general account investments were not highly liquid.

Underwriting risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and establishing the technical liabilities for expected claims. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if the less favorable claims experience were expected to be a sustained trend, Aegon may be required to increase liabilities for other related products, which could reduce Aegon’s income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to an expectation of unrecoverability. This could have a materially adverse effect on Aegon’s results of operations and financial condition.

Sources of underwriting risk include policy lapses, policy claims (such as mortality and morbidity) and expenses. In general, Aegon is at risk if policy lapses increase as sometimes Aegon is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses) which can result in losses to Aegon’s businesses. Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain other types of policies such as annuity products that are at risk if mortality decreases (longevity risk). For example, certain current products as well as products sold in previous years based on standard longevity assumptions have become less profitable or unprofitable as longevity assumptions increase, which may result in Aegon incurring losses. If the trend towards increased longevity persists, Aegon’s annuity products may continue to experience adverse effects because the period of time over which benefit payments are made becomes longer as life expectancies increase. Aegon is also at risk if expenses are higher than assumed.

Other risks

Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s results of operations and financial condition.

The valuation of many of Aegon’s financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations and could result in changes to investment valuations that may have a materially adverse effect on Aegon’s results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on Aegon’s investments is subjective and could materially impact Aegon’s results of operations or financial position.

Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products which will decrease Aegon’s returns on these products unless Aegon increases its prices.

The European Commission’s Solvency II directive, effective date pending, is expected to impose, among other things, substantially greater quantitative and qualitative capital requirements on some of Aegon’s businesses and at Group level as well as supervisory and disclosure requirements and may impact the structure, business strategies, and profitability of Aegon’s insurance subsidiaries and of the Group. Some of Aegon’s competitors who are headquartered outside the European Economic Area may not be subject to Solvency II requirements and may thereby be better able to compete against Aegon, particularly in Aegon’s businesses in the United States and Asia.

The National Association of Insurance Commissioners’ (NAIC) Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as Regulation XXX, requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, Actuarial Guideline 38, The Application of the Valuation of Life Insurance Policies Regulation, commonly known as Regulation AXXX, or AG38, requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of Aegon’s newly issued term and universal life insurance products in the United States are now affected by Regulations XXX and AXXX, respectively.

In response to the NAIC regulations, Aegon has implemented reinsurance and capital management actions to mitigate their impact. However, for a variety of reasons, Aegon may not be able to implement actions to mitigate the impact of Regulation XXX and AXXX on future sales of term or universal life insurance products, potentially resulting in an adverse impact on these products and Aegon’s market position in the life insurance

Annual Report on Form 20-F 2012	91

market. In addition, the NAIC is reviewing internal captive reinsurance, the vehicle used in many capital management actions.

For some of Aegon’s products, market performance impacts the level of statutory reserves and statutory capital Aegon is required to hold, which may have an adverse effect on returns on capital associated with these products. Capacity for reserve funding available in the marketplace is currently limited as a result of market conditions generally. Aegon’s ability to efficiently manage capital and economic reserve levels may be impacted, thereby affecting profitability and return on capital.

Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies. Failure to comply with or to obtain appropriate exemptions under any applicable laws could result in restrictions on Aegon’s ability to do business in one or more of the jurisdictions in which Aegon operates and could result in fines and other sanctions, which may have a materially adverse effect on Aegon’s businesses, financial position or results of operations.

There may be heightened oversight of insurers by regulatory authorities in the jurisdictions in which Aegon’s subsidiaries are domiciled and operate. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on its businesses, results of operations, or financial condition. The European Union is adopting Solvency II as discussed above, the NAIC or state regulators may adopt revisions to applicable risk based capital formulas, local regulators in other jurisdictions in which Aegon’s subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s insurance subsidiaries.

Certain jurisdictions are questioning the use of gender-based distinctions in the insurance industry. This will likely limit or impede Aegon’s ability to continue to make certain gender-based distinctions in the pricing of financial products such as life insurance, annuities and certain other types of products Aegon sells. On March 1, 2011, the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. The effect of this is that, as from December 21, 2012, it is unlawful to use gender-related factors for determining premiums and benefits under insurance policies. This decision may have a materially adverse effect on Aegon’s businesses, financial position and results of operations.

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

Aegon has experienced downgrades and negative changes to its outlook in the past and, may experience downgrades and negative changes in the future. For example during 2012, Fitch put a negative outlook on its long term issuer default rating for Aegon N.V. and its insurer financial strength ratings for Aegon USA. Also, in 2012, Standard and Poor’s put a negative outlook on its insurer financial strength rating for Scottish Equitable (Aegon UK). A downgrade or potential downgrade, including changes in outlook, could result in higher funding costs and/ or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. This would have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies, which could adversely affect Aegon’s businesses. As with other companies in the financial services industry, Aegon’s ratings could be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients (i.e. policyholders), not holders of securities. Changes in existing insurance laws and regulations may affect the way in which Aegon conducts business and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. The recent financial markets dislocation has resulted in, and may continue to result in further, extensive changes to existing laws, regulations and regulatory

92	Risk and capital management Risk management

frameworks applicable to Aegon’s businesses in the countries in which it operates.

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides for comprehensive changes to the regulation of financial services in the United States by granting existing government agencies and newly created government agencies and bodies (for example., the Financial Stability Oversight, Commodity Futures Trading Commission and the Securities and Exchange Commission) authority to promulgate new financial regulations applicable to systemically important non-bank financial institutions. The primary impact to Aegon USA will be the Derivatives Reform part of the Dodd-Frank Act, which aims to increase transparency of derivatives and reduce systemic risk. Aegon USA entities will be considered Category 2 under the regulations and will be required to begin clearing derivative transactions as they are phased in over time, beginning with the four categories of interest rate swaps and two categories of indexed credit default swaps on June 10, 2013. In addition, Aegon USA will have new reporting, initial margins and variation margins obligations under the Dodd-Frank Act and its regulations. However, Aegon cannot predict how the regulations will affect the financial markets generally or how the regulations will affect Aegon’s operations or financial condition.

In the United States, the Patient Protection and Affordable Care Act (PPACA) was enacted in 2011 and upheld by the US Supreme Court in 2012. PPACA significantly changes the regulation of health insurance in the United States, including in certain respects the regulation of supplemental health insurance products. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of these changes may significantly impact Aegon USA’s supplemental health insurance products business.

For information relating to the European Commission’s Solvency II directive, see page 11, Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products, which will decrease Aegon’s returns on these products unless Aegon increases its prices.

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect Aegon’s ability to sell new policies or claims exposure on existing policies. For example, in Hungary, the mandatory pension business has been nationalized and therefore Aegon in Hungary has liquidated its mandatory pension business.

In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance and other expenses of doing business and have a materially adverse effect on Aegon’s businesses, results of operations or financial condition.

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s businesses, results of operations and financial position.

Aegon faces significant risks of litigation and regulatory investigations and actions in connection with Aegon’s activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer among others.

Insurance companies are increasingly and routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving wide-ranging subjects such as transparency issues and the charges included in products, employment or third party relationships, adequacy of operational processes, environmental matters, anti-competition and intellectual property infringement. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including certain of our subsidiaries. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have recently done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas increased certain reserves related to this matter by approximately EUR 37 million during the fourth quarter of 2011. No additional reserve increase was recorded in 2012. As the methodology to identify deceased policyholders becomes more refined, it is possible Aegon will add to this reserve. Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Aegon expects that regulators will be trying to reach settlements with other US insurers. While Aegon believes that Aegon’s processes to manage unclaimed property are generally adequate, with industry practices changing and regulatory interpretations evolving, it is uncertain what the further impact of any such inquiry could be for Aegon and other market participants. Aegon estimates that the adverse financial impact may range from EUR 0 to EUR 150 million before tax.

In addition, insurance companies are generally the subject of litigation, investigations and regulatory activity concerning common industry practices such as the disclosure of contingent costs, commissions and premiums and other issues relating to the transparency relating to certain products and services. Adequate transparency of product features and cost levels is important for customer satisfaction, especially when they apply for, or take effect over, a longer duration, as is the case for many of Aegon’s products. In addition, many of Aegon’s products offer returns that are affected by, among other things, fluctuations in equity markets as well as interest rate movements. As a result, such returns may prove to be volatile

Annual Report on Form 20-F 2012	93

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

Aegon and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. In the Netherlands, certain current and former customers, and groups representing customers have initiated litigation, and certain groups are encouraging others to bring lawsuits against Aegon and other insurers, in respect of certain products including securities leasing products and unit-linked products (so called ‘beleggingsverzekeringen’, including the Koersplan product).

Aegon has defended and Aegon intends to continue defending itself vigorously when we believe claims are without merit. Aegon has also sought and will continue to seek to settle certain claims including via policy modifications in appropriate circumstances such as the settlement we reached in July 2009 with Stichting Verliespolis and Stichting Woekerpolis Claim in the Netherlands, two major customer interest groups. In May 2012, Aegon announced that it would accelerate certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies consistent with the agreements Aegon announced in July 2009. With these measures, Aegon committed to an appeal by the Dutch Ministry of Finance to apply ‘best of class’ principles to certain existing unit-linked products. As a result of this acceleration, in the second quarter of 2012 Aegon took a one-off charge of EUR 265 million before tax. In addition, Aegon will reduce future policy costs from 2013 onward for the large majority of its unit-linked portfolio. This will impact underlying earnings before tax over the remaining duration of the policies by approximately EUR 125 million in the aggregate including approximately EUR 7 million per quarter during 2013. While parties such as Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) support the arrangement, the public debate on the adequacy generally of the arrangements reached with customer interest groups, as well as the discussions in the Dutch Parliament, continue and may lead to re-examination and further adjustment of the settlements made. It is not yet possible to determine the direction or outcome of any further debate, including what actions, if any, we may take in response thereto, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. Any such actions, whether triggered by legal requirements or commercial necessity, any substantial legal liability or a significant regulatory action could have a materially adverse effect on Aegon’s business, results of operations and financial condition.

For example, in July 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to the Koersplan-product that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by Aegon. Aegon believes that the Court’s ruling, which was based on a single industry example that Aegon believes is not representative, was wrongly decided and, in October 2011, appealed the decision to the Supreme Court in the Netherlands. The Attorney General (Procureur Generaal) in March 2013 advised the Supreme Court to annul the decision of the Amsterdam Court of Appeal. However, for reasons that are limited to this specific case, the Attorney General’s advice to annul did not include the Amsterdam Court’s decision to apply a single industry example to define a reasonable premium. The Supreme Court is not obliged to follow the advice of the Attorney General, although it will consider it. The Supreme Court could elect to follow the advice of the Attorney General or to refer the case back to another court for reassessment on different or additional grounds. If instead the decision of the Amsterdam Court of Appeal is ultimately upheld by the Dutch Supreme Court, it could result in a legal liability of approximately EUR 150 million after tax.

Certain of the products Aegon sells are complex and involve significant investment risks that may be assumed by Aegon’s customers. Aegon has received claims from certain current and former customers, and groups representing customers, in respect of certain products. Certain claims remain under review and may lead to disputes in the future. Aegon has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if Aegon believed it was appropriate to do so. In 2010, Aegon Americas had a one-time provision of EUR 95 million for settlement of a dispute with a bank related to an employer owned life insurance policy. While Aegon intends to defend itself vigorously against any claims that Aegon does not believe have merit, there can be no assurance that any claims brought against Aegon by its customers will not have a materially adverse effect on Aegon’s business, results of operations and financial position.

As a result of the European Commission’s approval of the core capital Aegon received from the Dutch State in 2008, Aegon was subject to certain requirements which may continue to have a materially adverse effect on Aegon’s business, results of operations and financial condition. These requirements included behavioral constraints of the core capital securities and repayment of the Dutch State on June 15, 2011.

Structural measures that remained in force throughout 2012:

¿	Reduction of the total US general account assets of the consolidated Aegon USA balance sheet on a constant currency and amortized cost basis by USD 25 billion from

94	Risk and capital management Risk management

2007 (USD 130 billion) to the end of 2012 (USD 105 billion); as at December 31, 2012, this figure was USD 102 billion.
¿	Full delta hedging of the US variable annuity guaranteed minimum income benefit back book.
¿

Improvement, by December 2012, of the ratio of consolidated shareholders’ equity (excluding revaluation reserve) to total equity base (including equity, hybrids and net senior debt) from 70% to at least 75%; as at December 31, 2012, this ratio was 76.7%.

¿	Acceleration of the run-off of the Institutional Markets Division (IMD); the following two portfolios have been put into run-off:
¿	Americas spread-based business, with a total account balance of EUR 5,618 million as at December 31, 2012;
¿	Americas payout annuities, with a total account balance of EUR 5,966 million as at December 31, 2012.
¿	The bulk annuity business in the United Kingdom has been put into run-off.

The execution of these structural measures may have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon may be unable to manage Aegon’s risks successfully through derivatives.

Aegon is exposed to currency fluctuations, changes in the fair value of Aegon’s investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to Aegon in view of the stresses suffered by financial institutions and the volatility of credit and equity markets. Aegon may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty could each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon’s ability to manage risks through derivatives may be negatively affected by the Dodd-Frank Act and legislative initiatives of the European Commission, which provide for a new framework of regulation of OTC derivatives markets. These new regulations, including the proposed regulation of OTC transactions, central counterparties and trade repositories (EMIR) by the European Commission on September 15, 2010, as well as the new regulation on markets in financial instruments (MIFIR) proposed by the European Commission on October 20, 2011, if adopted, may require Aegon to mandatorily trade certain types of OTC derivative transactions on regulated trading venues and clear certain types of transactions currently traded in the OTC derivative markets through a central clearing organization. This may limit Aegon’s ability to customize derivative transactions for its needs. As a result, Aegon may experience additional collateral requirements and costs associated with derivative transactions.

State statutes and regulators may limit or prohibit the aggregate amount of dividends payable by Aegon’s subsidiaries and Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations.

Aegon’s ability to make payments on debt obligations and pay some operating expenses is dependent upon the receipt of dividends from subsidiaries. Some of these subsidiaries have regulatory restrictions that can limit the payment of dividends. In addition, local regulators, acting to represent the interests of local policyholders, are taking an increasingly restrictive stance with respect to permitting dividend payments, which may affect Aegon’s ability to satisfy its debt obligations or pay its operating expenses.

Changes in accounting policies may affect Aegon’s reported results and shareholders’ equity.

Since 2005, Aegon’s financial statements have been prepared and presented in accordance with IFRS. Certain recent changes and any future changes in these accounting principles may have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity. One of the standards that has been revised is IAS 19 Employee Benefits. The amended standard applies to financial years beginning on or after January 1, 2013. The amendments eliminate the option to defer the recognition of gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income. As per December 31, 2012, Aegon estimates the adverse impact on equity of removing the corridor to be approximately EUR 1.1 billion (post tax), consisting of the unrecognized actuarial gains and losses as per that date.

One of the standards that will be revised is IFRS 10 Consolidated Financial Statements, which replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC 12 Consolidation-Special Purpose Entities. IFRS 10 establishes a single control model that applies to all group entities, including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated, as compared with the requirements of IAS 27. The amended IFRS 10 standard is effective for annual periods beginning on or after

Annual Report on Form 20-F 2012	95

January 1, 2013. As per December 31, 2012, Aegon estimates the adverse impact on equity of consolidating securitization contracts that currently have off balance sheet treatment to amount EUR 155 million.

Tax law changes may adversely affect Aegon’s profitability, as well as the sale and ownership of Aegon’s products.

Aegon is subject to the substance and interpretation of tax laws in all countries in which Aegon operates or invests. Tax risk is the risk associated with changes in tax laws, or the interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws. This tax risk also includes the risk of changes in tax rates and the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to increased tax charges, including financial or operating penalties. This tax risk could have a direct materially adverse effect on Aegon’s profits and financial condition.

Further, insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within certain limits. Taxes on this inside build-up of earnings may not be payable at all and, if payable, generally are due only when the earnings are actually paid.

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

Any changes in tax laws, interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws in all countries in which Aegon operates or invests,

affecting Aegon’s products could have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Competitive factors may adversely affect Aegon’s market share.

Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services, increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by the ban on sales based commissions in some countries. These competitive pressures could result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.

The adverse market and economic conditions that began in the second half of 2007 and significantly worsened in 2008 and into 2009, with recovery beginning in late 2009 and in 2010, followed in 2011 and 2012 by further periods of volatility and weakness, particularly in the eurozone, can be expected to result in changes in the competitive landscape. For example, the financial distress experienced by some financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that could affect Aegon and Aegon’s relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which Aegon operates may be further affected by government-sponsored programs or actions taken in response to the severe dislocations in financial markets which occurred in 2008 and 2009, as well as the European sovereign debt crisis.

96	Risk and capital management Risk management

In Spain, Aegon currently has partnerships with a number of Spanish banks to distribute a combination of life insurance and pension products. Savings banks in Spain are currently undergoing a period of consolidation as a result of ongoing economic uncertainty. As banks with which Aegon has partnerships consolidate with other banks or otherwise alter their operations, Aegon may experience significant adverse effects on its partnerships with those banks as well as its competitive position in the Spanish life insurance and pensions market. Currently, one of Aegon’s partnerships has been dissolved as a result of these consolidations and more partnerships may dissolve in the future.

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

Aegon may be unable to attract and retain personnel who are key to the business.

As a global financial services enterprise with a decentralized management structure, Aegon relies, to a considerable extent, on the quality of local management in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among other things, on Aegon’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which Aegon operates is intense. Aegon’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is very much dependent on the competitiveness of the compensation package in the market in which it competes for employees. As a part of the governmental response in Europe and to a certain extent the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to give guidance or regulate the structure of remuneration for personnel, in particular senior management, with a focus on performance-related remuneration and limiting severance payments. With differences in interpretation of these regulations by local regulators on how the guidelines need to be applied as well as to the question of whether they apply to insurance industries at all, these restrictions create an uncertain playing field and could adversely affect Aegon’s ability to compete for qualified employees as well as Aegon’s ability to exchange employees between regions.

Reinsurers to whom Aegon has ceded risk may fail to meet their obligations.

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of Aegon’s reinsurance counterparties to satisfy its obligations could have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2010, 2011 and 2012.

In accordance with industry practices, Aegon reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. In 2012, approximately 66% of Aegon’s total direct and assumed (for which Aegon acts as a reinsurer for others) life insurance in force was ceded to other insurers. The major reinsurers of Aegon USA and Aegon Canada are SCOR SE (“SCOR”), Munich Re, RGA and Swiss Re. The major reinsurers of Aegon UK are Swiss Re, Munich Re, Pacific Re and XL Re. The major reinsurer for life insurance for Aegon The Netherlands is Swiss Re, while the non-life reinsurance is diversified across several providers including Lloyds market syndicates. The major reinsurers of Aegon Hungary for non- life are Swiss Re, Munich Re and Hannover Re and for life insurance Munich Re and RGA. Aegon Spain’s major reinsurers are General Re, RGA, National Re and SCOR. Aegon China’s major reinsurers are Hannover Re, Munich Re and China Re.

Aegon’s divestiture of Transamerica Reinsurance may expose Aegon to additional risks.

Aegon divested Transamerica Reinsurance to SCOR in August 2011, as a result Aegon is exposed to certain risks including enhanced counterparty exposure risk to SCOR.

Because the divestiture of Transamerica Reinsurance is structured principally as a series of reinsurance transactions, SCOR has become one of Aegon’s largest reinsurers and Aegon is at risk if SCOR defaults on its obligations under the policies Aegon retroceded to them. A bankruptcy or insolvency or inability of SCOR to satisfy its obligations could have a material adverse

Annual Report on Form 20-F 2012	97

effect on Aegon’s financial position and results of operations. In addition, Aegon agreed to satisfy significant collateral funding obligations of SCOR in connection with the policies Aegon retroceded to it. Satisfying such funding obligations could limit Aegon’s ability to upstream cash to the Group level, pay dividends or make acquisitions.

Reinsurance may not be available, affordable or adequate to protect Aegon against losses.

As part of Aegon’s overall risk and capacity management strategy, Aegon purchases reinsurance for certain risks underwritten by Aegon’s various business segments. Market conditions beyond Aegon’s control determine the availability and cost of the reinsurance protection Aegon purchases. Accordingly, Aegon may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect Aegon’s ability to write future business.

Aegon may have difficulty managing its expanding operations and Aegon may not be successful in acquiring new businesses or divesting existing operations.

In recent years, Aegon has made a number of acquisitions and divestitures around the world and it is possible that Aegon may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect Aegon’s operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation; and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

Aegon’s acquisitions could result in additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. In addition, they may divert management’s attention and other resources. Divestitures of existing operations could result in Aegon assuming or retaining certain contingent liabilities. All of the foregoing could adversely affect Aegon’s businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that Aegon will successfully identify suitable acquisition candidates or that Aegon will properly value acquisitions made. Aegon is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt Aegon’s business activities.

Aegon’s operating results and financial position can be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions, pandemic disease and other catastrophes. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, Aegon seeks to reduce its exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to Aegon’s businesses. Furthermore, natural disasters, terrorism and fires could disrupt Aegon’s operations and result in significant loss of property, key personnel and information about Aegon and its clients. If its business continuity plans have not included effective contingencies for such events, Aegon could experience business disruption and damage to corporate reputation and financial condition for a substantial period of time.

Aegon regularly develops new financial products to remain competitive in its markets and to meet the expectations of its clients. If clients do not achieve expected returns on those products, Aegon may be confronted with legal claims, pressure groups and negative publicity.

Aegon may face claims from customers and negative publicity if Aegon’s products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have a materially adverse effect on Aegon’s results of operations, corporate reputation and financial condition.

Aegon may not be able to protect its intellectual property and may be subject to infringement claims.

Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property, or defend itself against a

98	Risk and capital management Risk management

claim of infringement of a third party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which could have a materially adverse effect on Aegon’s businesses, results of operation, financial condition and Aegon’s ability to compete. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third party’s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which could have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events could adversely affect Aegon’s profitability, reputation or operational effectiveness.

Operational risk is inherent in Aegon’s businesses and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modeling errors, and/or internal and external fraud. These events can potentially result in financial loss, harm to Aegon’s reputation and hinder Aegon’s operational effectiveness. Management undertakes significant effort to control these risks and keep operational risk at appropriate levels by maintaining a well-controlled environment and sound policies and practices. Notwithstanding these control measures, however, operational risk is part of the business environment in which Aegon operates and is inherent in Aegon’s size and complexity as well as Aegon’s geographic diversity and the scope of the businesses Aegon operates. Aegon’s risk management activities cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third party service providers, including providers of information technology, administrative or investment management services, are terminated, Aegon may not find an alternative provider on a timely basis or on equivalent terms. Aegon may incur losses from time to time due to these types of risks.

Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of Aegon’s information technology or communications systems may result in a materially adverse effect on Aegon’s results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a materially adverse effect on Aegon’s results of operations and corporate reputation. In addition,

Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with industry standards and customer preferences. If Aegon fails to keep up-to-date information systems, Aegon may not be able to rely on information for product pricing, risk management and underwriting decisions. In addition, even though backup and recovery systems and contingency plans are in place, Aegon cannot assure investors that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be adequately addressed. The occurrence of any of these events could have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt Aegon’s businesses, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition and cash flows.

Aegon uses computer systems to store, retrieve, evaluate and utilize customer and company data and information. Aegon’s businesses are highly dependent on its ability to access these systems to perform necessary business functions such as providing customer support, administering variable products, making changes to existing policies, filing and paying claims, managing Aegon’s investment portfolios and producing financial statements. While Aegon has policies, procedures, automation and backup plans designed to prevent or limit the effect of failure, Aegon’s computer systems may be vulnerable to disruptions or breaches as a result of natural disasters, man-made disasters, criminal activity, pandemics or other events beyond Aegon’s control. The failure of Aegon’s computer systems for any reason could disrupt Aegon’s operations, result in the loss of customers and may adversely affect Aegon’s businesses, results of operations and financial condition.

Aegon retains confidential information on its computer systems, including customer information and proprietary business information. Any compromise of the security of Aegon’s computer systems that results in the disclosure of personally identifiable customer information could damage Argon’s reputation, expose Aegon to litigation, increase regulatory scrutiny and require Aegon to incur significant technical, legal and other expenses.

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

Annual Report on Form 20-F 2012	99

Aegon in the United States may not be able to require Aegon to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against Aegon, Aegon’s affiliates, directors, officers or any expert named therein who resides outside the United States, based upon the US federal securities laws.

II - Risks relating to Aegon’s common shares

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

The price at which Aegon’s common shares trade will be influenced by a large number of factors, some of which will be specific to Aegon and Aegon’s operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

¿	Investor perception of Aegon as a company.
¿	Actual or anticipated fluctuations in Aegon’s revenues or operating results.
¿	Announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings.
¿	Changes in Aegon’s dividend policy, which could result from changes in Aegon’s cash flow and capital position.
¿	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon.
¿	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch.
¿	Potential litigation involving Aegon or the insurance industry in general.
¿	Changes in financial estimates and recommendations by securities research analysts.
¿	Fluctuations in capital markets including foreign exchange rates, interest rates and equity markets.
¿	The performance of other companies in the insurance sector.
¿	Regulatory developments in the Netherlands, the United States, Canada, United Kingdom and other countries in which Aegon operates.
¿

International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments.

¿	News or analyst reports related to markets or industries in which Aegon operates.
¿	General insurance market conditions.

The high and low prices of Aegon’s common shares on NYSE Euronext Amsterdam were EUR 5.68 and EUR 2.68 respectively in 2011 and EUR 4.89 and EUR 3.05 respectively in 2012. The high and low sales prices of Aegon’s common shares on the NYSE New York were USD 8.03 and USD 3.62 respectively in 2011 and USD 6.47 and USD 3.92 respectively in 2012. All share prices are closing prices.

Aegon and Aegon’s significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

Aegon may decide to offer additional common shares in the future, for example, to strengthen Aegon’s capital position in response to regulatory changes or to effect an acquisition.

In February 2013, Aegon and Vereniging Aegon reached an agreement to exchange, subject to approval by the Annual General Meeting of Shareholders on May 15, 2013, all of Aegon’s preferred shares for cash and common shares. As a result of the transaction, the number of common shares outstanding would increase by approximately 7%. However, the dilutive effect on earnings per share is limited to 3% as there will be no preferred dividend payments following the transaction. See also the section “Major Shareholders” for a description of the agreement reached.

In connection with its refinancing in September 2002, Vereniging Aegon entered into an equity repurchase facility and a back-up credit facility. On February 9, 2010, both facilities were replaced by a three year term and revolving facilities agreement with a consortium of banks. In the context of its agreement with Aegon, on February 9, 2013 Vereniging Aegon extended this agreement until December 31, 2013. At the same time, Vereniging Aegon entered into a new three year term and revolving facilities agreement with the same consortium of banks. This agreement will only become effective and replace the extended agreement if on May 15th, 2013 the annual General Meeting of Shareholders approves the agreement between Aegon and Vereniging Aegon. Under both respective agreements, Aegon’s common shares in the possession of Vereniging Aegon are pledged to the consortium of banks. If Vereniging Aegon were to default under the facilities agreement in force at that time, the lenders may dispose of Aegon’s common shares held by them as collateral in order to satisfy amounts outstanding.

An additional offering of common shares by Aegon, the restructuring of Aegon’s share capital (see also the section “Major Shareholders” for a description of the agreement reached between Aegon and Vereniging Aegon in February 2013, the sales of common shares by significant shareholders or by lenders to Vereniging Aegon, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of Aegon’s common shares. As of December 31, 2012, Aegon’s total authorized share capital consisted of 3,000,000,000 common shares, par value EUR 0.12 per share, and 1,000,000,000 preferred shares (divided into

100	Risk and capital management Risk management

500,000,000 class A and 500,000,000 class B preferred shares), par value EUR 0.25 per share. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their shares at any time.

Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

Prior to September 2002, Vereniging Aegon beneficially owned approximately 52% of the voting shares and thus held voting control over Aegon. In September 2002, Vereniging Aegon reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by Aegon). Pursuant to the Amended 1983 Merger Agreement between Aegon and Vereniging Aegon, in case of an issuance of shares by Aegon, Vereniging Aegon may purchase as many class B preferred shares as would enable it to prevent or offset a dilution to below its actual percentage of the voting shares, unless Vereniging Aegon as a result of exercising these option rights would increase its voting power to more than 33%. The option granted to Vereniging Aegon permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in Aegon’s authorized capital if necessary to prevent or offset such dilution.

The class B preferred shares would then be issued at par value (EUR 0.25), unless a higher price is agreed. In the years 2003 through 2009, a total of 69,030,000 class B preferred shares were issued under these option rights. On March 15, 2011, Vereniging Aegon exercised its option rights to purchase 41,042,000 class B preferred shares at par value to offset dilution caused by the equity issuance completed on March 1, 2011. In 2012, Vereniging Aegon exercised its option rights to purchase 8,021,000 class B preferred shares at par value to offset the dilution caused by the distribution of an (interim) dividend in the form of stock in June and September 2012.

In 2003, Aegon implemented certain changes to its corporate governance structure and the relationship with Vereniging Aegon pursuant to which Vereniging Aegon has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Consequently, under normal circumstances, Vereniging Aegon’s voting power, based on the December 31, 2012, numbers of outstanding and voting shares, is reduced to approximately 22.06% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging Aegon (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons, whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging Aegon’s voting rights for a limited period of six months will increase to a percentage that at December 31, 2012, amounted to 32.64%. Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

¿	Adopting amendments to the Articles of Association.
¿	Adopting the annual accounts.
¿	Approving a consolidation or liquidation.
¿	Approving a tender offer, merger, sale of all or substantially all of the assets or other business combination.
¿

In particular, during the periods when Vereniging Aegon is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:

¿	Rejecting binding Supervisory Board nominations for membership to the Supervisory Board and Executive Board.
¿	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination.
¿	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

In February 2013, Aegon and Vereniging Aegon reached an agreement to exchange, subject to approval by the annual General Meeting of Shareholders on May 15, 2013, all of Aegon’s preferred shares for cash and common shares (see also the section “Major Shareholders” for a description of the agreement reached).

Currency fluctuations may adversely affect the trading prices of Aegon’s common shares and the value of any cash distributions made.

Because Aegon’s common shares listed on NYSE Euronext Amsterdam are quoted in euros and Aegon’s common shares listed on NYSE Euronext New York are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of Aegon’s common shares. In addition, Aegon declares cash dividends in euros, but pays cash dividends, if any, on Aegon’s shares of New York registry in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

Annual Report on Form 20-F 2012	101

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

102	Risk and capital management Capital and liquidity management

Capital and liquidity management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to secure a stable and strong capital adequacy level for its businesses on various capital metrics, ensuring the company is able to meet its obligations.

Risk tolerance is an important element in Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon has a number of guiding principles, which determine its approach to capital and liquidity management:

¿	Ensure Aegon’s businesses and operating units have strong capital adequacy.
¿	Manage and allocate capital efficiently to maximize returns and support the strategy.
¿	Maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital.
¿	Ensure sufficient liquidity by enforcing strong liquidity risk policies for both business units and the Holding.
¿	Ensure Aegon’s continued access to international money and capital markets on competitive terms.

Taken together, Aegon believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the company and its stakeholders.

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. The department acts under direction of the Group Risk & Capital Committee.

Capital management

Strategic importance

In recent years, Aegon has released a significant amount of capital from its existing businesses through a combination of risk reduction, greater capital efficiency and a more active capital management strategy. Given current economic and market uncertainty, Aegon intends to retain prudent capital and liquidity buffers in its operating units and the Holding for the foreseeable future.

Aegon’s approach to capital management plays a vital role in the company’s broader strategy, which is based in part on ensuring more capital is directed toward those markets that offer stronger growth prospects and higher returns. This includes markets in Latin America, Asia, Spain and Central & Eastern Europe, as well as specific, high-growth segments in the company’s more established markets of the United States, the Netherlands and the United Kingdom.

Improving risk profile

Aegon has continued to take measures to improve its risk-return profile by reducing its exposure to world financial markets, resulting in lower overall capital requirements. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States and hedging the interest rate and equity risk from guarantees in the Netherlands.

Capital requirements and leverage

Aegon’s goal is to ensure that all units maintain a strong financial position, now and into the future, and are able to sustain losses from adverse business and market conditions. The company’s overall capital management strategy depends on the following factors:

¿	Capital adequacy
¿	Capital quality
¿	Capital leverage

Capital adequacy

Capital adequacy is managed at the company, country and operating unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, Aegon maintains operating companies’ capital adequacy at whichever is higher of the following:

¿	Regulatory requirements.
¿	Rating agency AA capital adequacy for rated entities.
¿	Any additional, self-imposed internal requirements.

Aegon’s Insurance Group Directive ratio - a common measure of capital adequacy in the European Union - was 228% at December 31, 2012, up from 195% at the end of 2011, driven mainly by the company’s positive operating performance.

Capital quality

Aegon’s total capital base, excluding revaluation reserves, consists of the following components:

¿	Core capital, which comprises shareholders’ equity (excluding the revaluation reserve).
¿	Hybrid capital securities (including currency revaluations).
¿	Dated subordinated and net senior debt.

Annual Report on Form 20-F 2012	103

Capital leverage

Aegon places limits on the amount of non-core capital in its total capital base, excluding revaluation reserves. Currently, the company’s aim is to ensure that core capital comprises at least 70% of the capital base, excluding revaluation reserves, and that perpetual capital securities and dated subordinated and senior debt account for no more than 25% and 5% respectively.

At the end of 2012, Aegon’s total capital base, excluding revaluation reserves, consisted of 76.7% core capital and 20.3% hybrid capital securities. Dated subordinated and senior debt accounted for the remaining 3%. Aegon achieved its year-end 2012 goal to improve the quality of its capital base, excluding revaluation reserves, by increasing the proportion of core capital to at least 75%.

At December 31, 2012, core capital amounted to EUR 18.5 billion (December 31, 2011: EUR 17.5 billion) and the total capital base, excluding revaluation reserves, amounted to EUR 24.2 billion (December 31, 2011: EUR 23.8 billion).

Debt funding and back-up facilities

Most of Aegon’s debt is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At December 31, 2012, Aegon had EUR 413 million outstanding under these programs.

Aegon maintains backup credit facilities with international lenders to support outstanding amounts under these commercial paper programs. The company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility maturing in 2017. There are additional backup facilities of USD 2 billion, of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, Aegon also maintains USD 425 million of shorter-dated bilateral backup facilities. Aegon N.V. has not drawn any amounts under any of its liquidity backup facilities.

Operational leverage

Although operational leverage is not considered part of Aegon’s capital base, it is an important source of liquidity and funding. Operational debt relates primarily to financing Aegon’s mortgage portfolios through securitizations and warehouse facilities, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

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

Sources and uses of liquidity

Aegon’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to Aegon N.V. At Aegon N.V., liquidity is sourced from internal dividends from operating companies and by accessing capital and money markets. Liquidity is coordinated centrally and managed both at Aegon N.V. and at country unit levels.

Aegon maintains a liquidity policy that requires all operating units to project their sources and uses of liquidity over a two year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the company and the liquidity stress management plans are in place.

Aegon’s liquidity position

At December 31, 2012, Aegon N.V. held, at group level, a balance of EUR 2.2 billion in excess cash compared with EUR 1.5 billion as at the end of 2011.

Aegon’s excess liquidity is invested in highly liquid, short-term assets in accordance with the company’s internal risk management policies. Aegon believes its working capital, backed by its external funding programs and facilities, is ample for the company’s present requirements.

External dividends

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

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining

104	Risk and capital management Capital and liquidity management cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Also, Aegon’s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

A final dividend to common shareholders for 2011 of EUR 0.10 per common share was announced on May 16, 2012, with an interim dividend for 2012 of EUR 0.10 subsequently announced on August 9, 2012. At the annual General Meeting of Shareholders on May 15, 2013, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for 2012 of EUR 0.11 per common share related to the second half of 2012 (at shareholder’s option in cash or in stock).

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

Agency December 31, 2012	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK
Standard & Poor’s	A-	AA-	AA-	A+
Moody’s Investor Service	A3	A1	-	-
Fitch Ratings	A	AA-	-	-

Annual Report on Form 20-F 2012	105

In control statement

Internal risk management and control systems

The Executive Board is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

Aegon’s internal audit function assists the Executive Board in maintaining effective controls by independently and objectively evaluating the adequacy and effectiveness of the organization’s internal control and risk management systems. Criteria established under “Internal Control - Integrated Framework”, the Treadway Commission’s Committee of Sponsoring Organizations (COSO), are used by Aegon’s Internal Audit to analyze and make recommendations to the Executive Board concerning the effectiveness of internal controls over Aegon’s financial reporting process and the company’s internal control framework. Based on risk assessments performed, the Executive Board, under the supervision of the Supervisory Board and its Audit Committee, is responsible for determining the overall internal audit work and for monitoring the integrity of the financial statements of Aegon N.V.

In addition, the Executive Board is responsible for Aegon’s enterprise risk management framework under supervision of the Supervisory Board and its Risk Committee. Aegon’s risk management function monitors and controls Aegon’s solvency position and ensures that risk taking is within Aegon’s risk tolerance levels. The Executive Board is informed of any risks that threaten the economic/statutory solvency, reputation of the company, reliability of financial reporting, or operations of the company.

The risk management function develops and monitors compliance with risk policies and risk frameworks. This also involves the facilitation of risk identification (especially for operational and emerging risks) and reviewing risk assessments performed by the businesses. The risk management function is responsible for identifying risk management best practices and working with management to ensure that Aegon adheres to these practices.

Finally, the compliance function plays a key role in monitoring the company’s adherence to external rules and regulations and internal policies. On the basis of the above, Aegon’s Executive

Board makes the following statement regarding the company’s financial reporting risks:

¿	Aegon’s risk management and control systems provide reasonable assurance that the company’s financial reporting does not contain any material inaccuracies.
¿	Aegon’s risk management and control systems functioned properly in 2012.
¿	There are no indications to suggest that Aegon’s risk management and control systems will not continue to function properly in 2013.

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

Responsibilities in respect of the financial statements and the Annual Report

The Executive Board is responsible for preparing the financial statements and the Annual Report in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

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

The Hague, March 20, 2013

The Executive Board of Aegon N.V.

106	Governance Report of the Supervisory Board

Governance

Report of the Supervisory Board

The Supervisory Board is entrusted with the task of supervising and advising the Executive Board on its management of the company, as well as overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

In performing their duties, the members of the Supervisory Board are guided by the interests of Aegon and the company’s stakeholders. The Supervisory Board is a separate corporate body, independent of the Executive Board. The Supervisory Board currently consists of nine members (for further details on the individual members of Aegon’s Supervisory Board, please see pages 111 and 112). The Supervisory Board makes recommendations to the General Meeting of Shareholders concerning all appointments and reappointments to, and dismissals from, both the Executive Board and the Supervisory Board itself. In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy as adopted at the company’s General Meeting of Shareholders.

Corporate governance

Details of Aegon’s corporate governance structure and a summary of the company’s compliance with the Dutch Corporate Governance Code are to be found on pages 120 to 124 of this Annual Report and in the Corporate Governance Statement as published on aegon.com.

Supervisory Board meetings

Attendance

In 2012, the Supervisory Board held a total of seven regular (face to face) meetings and several additional conference call meetings.

Eight out of nine members attended all regular Board meetings. One member did not attend one meeting, due to the rescheduling of that particular meeting, which lead to a conflict with another meeting he had to attend. All Board meetings were immediately preceded or followed by Executive Meetings. These are meetings of the Supervisory Board which are not attended by members of the Executive or Management Boards.

In accordance with Aegon’s Supervisory Board Rules, all regular meetings in 2012 were preceded by preparatory meetings, held prior to the Board meetings, attended by the Chairman and the Vice-Chairman of the Supervisory Board and the Chairman of the Audit Committee, as well as by the Chief Executive Officer and Chief Financial Officer from the company’s Executive Board.

Meetings of the Committees of the Supervisory Board were usually held before the meetings of the full Supervisory Board. No Supervisory Board members were frequently absent from Committee meetings. Members of Aegon’s Executive and Management Boards attended the Supervisory Board meetings held in 2012. Other company executives also attended the meetings at the request of the Supervisory Board to update it on various subjects. Representatives from Ernst & Young, Aegon’s external auditors, attended the discussions on the company’s 2011 results.

Activities

In 2012, discussions within Aegon’s Supervisory Board focused on the following issues, among others:

¿	Strategy, including sustainability.
¿	Annual and quarterly results and the Embedded Value Report 2011.
¿	Talent management and succession planning.
¿	Legal and compliance issues.
¿	Aegon Group Plan 2013-2015, including the 2013 Budget.
¿	Risk management.
¿	Capital position and Solvency II.
¿	Executive remuneration.
¿	Acquisitions, divestments and restructuring of businesses.
¿	Governance and composition of the Supervisory Board and Executive Board.
¿	Cancellation of the preferred shares.

In the following paragraphs further detail is provided on the discussions of the Supervisory Board on some of these topics.

Highlights

2011 was marked by the repurchase of the capital support Aegon received from the Dutch State in 2008, therefore during 2012 Aegon could again fully focus on preparing its businesses for a changing environment in terms of continuing market volatility, increasing longevity trends, changing customer behaviors and regulatory and technological developments. In two strategy sessions, and as part of other meetings, the Supervisory Board and Executive and Management Boards discussed the impact of these factors on Aegon and how Aegon could best respond. As an example, the Supervisory Board discussed with management the consequences of the ban on commissions in the United Kingdom and the development of a new online at-retirement and workplace savings platform. 2012 also saw the launch of Knab, an online retail wealth advisory platform in the Netherlands.

Annual Report on Form 20-F 2012	107

The Board also discussed proposals for transactions that would accelerate the growth of the business or allow expansion in new markets. As an example the Board approved the joint venture with Banco Santander in Spain and the acquisition of Fidem Life in Ukraine.

At the same time Aegon continued to restructure its businesses to ensure that the company remains competitive in the new environment. The Board was kept apprised on a regular basis of the progress of these restructurings.

The Supervisory Board and its Risk Committee received regular updates on the eurocrisis and Aegon’s preparedness to withstand its consequences. As in 2011 and previous years, the Board and management focused on maintaining a strong capital position, which was evidenced by EUR 2.0 billion excess capital at December 31, 2012.

At meetings in November and December, the Board and the Audit Committee discussed the proposed cancellation of the preferred shares owned by Vereniging Aegon, which was announced on February 15, 2013, and will be submitted to shareholders for approval at the annual General Meeting of Shareholders on May 15, 2013.

Strategy sessions

During a one day session in March and two days in June the Board and management had extensive discussions on Aegon’s strategy in view of the changing environment in which Aegon operates and the impact these changes have on the business in the medium-term. The Board agreed with management on the strategic direction which has been developed by management on the basis of the core themes formulated in 2011: employing technology to get much closer to Aegon’s end customers, pursuing growth in new markets, providing products and services across the customer’s life cycle, developing new distribution models and rebalancing risk. The Board appreciates the commitment of management to ensuring that all employees understand the strategic direction of the company and most importantly, their role in bringing about the strategic transformation that this work intends. This was the result of a broad engagement program whereby management discussed the strategy and its local implications at various levels of the organization. During the strategy sessions, the Board received updates and discussed the initiatives necessary to execute the strategy, such as the use of new technologies in Aegon’s distribution channels. Gaining trust from its customers by capitalizing on developments in digital technology, which will enable Aegon to get closer to its customers, is a key element of the strategy. The Board also expressed its support for the integration of sustainability into the strategy, making clear that it should not be viewed in isolation, but as a fundamental part of the strategy and in the management of day-to-day business.

In the December meeting, the Board discussed further Aegon’s approach to sustainability and its objectives: trusted products and services, a responsible approach to investing and building better communities. The Board also discussed the views of the members of the Board on materiality - which issues, risks and opportunities are most important for Aegon’s stakeholders and for Aegon as a whole. The outcome was that there is a broad agreement between the views of the Board and external stakeholders. A full description of Aegon’s vision on sustainability and the progress on objectives is included in Aegon’s 2012 Review, which is published separately.

During the June meeting the Board also paid a visit to Knab. The Board discussed the business model of this innovative banking concept with the leadership team and it was given a live demonstration of its services and features. Also in June, the Supervisory Board discussed with management the preparation for the Analyst & Investor conference later that month.

Results and budget

On February 16, 2012, the Supervisory Board convened to discuss the results of the fourth quarter of 2011. In March 2012, the Supervisory Board reviewed and adopted Aegon’s 2011 Annual Report, the consolidated financial statements of Aegon N.V. and the financial statements of Aegon N.V. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2012 results, as well as disclosures on value of new business and embedded value.

In December, the Board and management extensively discussed the Group Plan 2013-2015 (including the budget for 2013). The Board noted with satisfaction that Aegon completed the implementation of the financial transformation and could now fully address the strategic transformation by focusing on the application of digital technology, growing the accumulation and At- and after-retirement segments in established markets and the protection and accumulation segments in developing markets. The Board supported the Group Plan and approved the budget for 2013. The Board also approved the 2013 Capital Plan and authorized the Executive Board to provide for Aegon’s funding needs as budgeted.

Talent management and other Human Resources topics

In the Board’s December meeting, Aegon’s Global Head of Human Resources provided an update on the main developments during 2012: the roll-out of the strategy story to all employees worldwide, actions in the field of talent management and succession planning, performance management and the follow up on the Global Employee Survey in 2011.

108	Governance Report of the Supervisory Board

Legal and compliance

During 2012, the Supervisory Board and the Audit Committee discussed with management, the General Counsel and the Group Compliance Officer various issues of compliance, regulatory and legal issues in Europe, the United States and Asia, among which was the issue of unit-linked policies sold in the Netherlands.

During the year under review, the Chairman of the Board and the Chairs of the Audit Committee and Risk Committee met twice with officials of Aegon’s lead regulator, De Nederlandsche Bank N.V. (DNB) to discuss key developments.

As with all large financial institutions in the Netherlands, Aegon’s Supervisory Board was subject to a fit and proper test carried out by DNB and AFM in 2012. The outcome of this assessment was shared with Aegon at the end of 2012.

Appointments to the Supervisory Board and the Executive Board

In March, the Supervisory Board decided that shareholders would be asked to approve the reappointments of Mr. Irving W. Bailey, II, Mr. Robert J. Routs, Mr. Ben van der Veer and Mr. Dirk P.M. Verbeek for a term of four years as members of the Supervisory Board. This proposal was accepted by shareholders at their annual General Meeting in May 2012. In November, the Board decided to propose to shareholders the appointment of Mr. Darryl D. Button as CFO for a term of four years as from May 15, 2013, following the retirement of Mr. Jan Nooitgedagt.

Educational sessions and Board review

As part of the Board’s continuous professional development two sessions, from both internal and external presenters, provided the members with updates on the following subjects: regulatory and legal developments, Solvency II, IFRS, and capital and risk. The members of the Audit Committee were briefed on specific US regulatory topics during their offsite meeting in Baltimore, where they met with senior management of Aegon Americas and its three business units.

In line with previous years, the Supervisory Board again carried out an extensive Board evaluation. This year the evaluation was facilitated by an external consultant on the basis of written questionnaires and interviews. The review assessed the collective performance of the Board and its Committees and the performance of the Chairman. The consultant presented the results during a meeting of the Supervisory Board in the absence of management. The overall feedback from the self-evaluation found that the Board is operating well and has acted on outcomes of previous evaluations. The Board agreed on the recommendations to be followed up in 2013. The Board established that all of its members are committed to allocating sufficient time and attention to the requirements of Aegon and its businesses.

The performance of members of the Executive Board was discussed at Executive Meetings during the year.

No transactions with a (potential) conflict of interest were reported by the members of the Board in 2012.

Supervisory Board Committees

The Supervisory Board requires its four Committees to prepare specific issues for decision-making by the Board. Each of these Committees is made up of members exclusively drawn from the Supervisory Board itself. In accordance with its charter, each committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting. The four Committees are:

¿	the Audit Committee;
¿	the Risk Committee;
¿	the Nominating Committee; and
¿	the Compensation Committee.

Audit Committee: Shemaya Levy, Chair.

Members: Antony Burgmans, Ben van der Veer and Dirk P.M. Verbeek.

Risk Committee: Irving W. Bailey, II, Chair.

Members: Kornelis J. Storm, Ben van der Veer and Dirk P.M. Verbeek.

Nominating Committee: Robert J. Routs, Chair.

Members: Shemaya Levy, Karla M.H. Peijs, Kornelis J. Storm and Leo M. van Wijk.

Compensation Committee: Leo M. van Wijk, Chair.

Members: Irving W. Bailey II, Karla M.H. Peijs and Robert J. Routs.

The Audit Committee

The Audit Committee held seven meetings in 2012, one of which was a combined meeting with the Supervisory Board’s Risk Committee. One of the meetings was held in Baltimore at the offices of Aegon Americas and dedicated to the three business lines of the US business: Life & Protection, Individual Savings & Retirement and Employer Solutions and Pensions.

The Audit Committee meetings were attended by Aegon’s Chief Financial Officer, the head of the Corporate Financial Center, the Chief Risk Officer and the Internal Auditor. Representatives from Ernst & Young, Aegon’s external auditor, also attended these meetings. Officials from Aegon’s Group Risk, Group Legal and the Actuarial departments were present at selected meetings of the Audit Committee. In 2012, discussions focused on the following topics: the quarterly results, the annual accounts and the audit process, Aegon’s 2011 Embedded Value Report and annual value of new business figures, actuarial analyses, accounting principles as defined by IFRS, financial reports filed with the Securities and Exchange Commission, capital updates, internal control systems and compliance, the external auditor’s engagement letter and the audit plan for 2012, tax matters and information technology issues. The latter two topics were discussed in the combined Risk

Annual Report on Form 20-F 2012	109

& Audit Committee meeting. During the year, managers from various business units provided updates on specific topics.

Management and the Audit Committee discussed Ernst & Young’s performance, quality, cost levels and independence. This assessment resulted in a recommendation by the Audit Committee to the Supervisory Board that shareholders be asked to reappoint Ernst & Young for the 2012 financial year. At the advice of the Audit Committee, the Supervisory Board decided to put the audit of Aegon’s accounts to tender for 2014 and following. This was communicated to the shareholders at the annual General Meeting of Shareholders on May 16, 2012. In February 2013, it was announced that the Board will propose to shareholders to appoint Ernst & Young and as the company’s independent auditor for the annual accounts 2013 PwC as the company’s independent auditor for the annual accounts 2014 through 2016, at the annual General Meeting of Shareholders on May 15, 2013.

The internal auditor attended the meetings of the Audit Committee during 2012 and provided quarterly updates on the activities of the internal audit function, among others providing details on the progress of internal audits. During the meetings, the Audit Committee held private sessions with the internal auditor, as well as with the external auditor, to discuss their findings. Members of the Executive Board were not present at these sessions.

The Audit Committee also discussed Aegon’s compliance with the Sarbanes Oxley Act of the United States, regular reports from the Group Compliance Officer on fraud and general compliance issues and the quarterly legal updates. The Committee confirmed that Mr. Shemaya Levy and Mr. Ben van der Veer qualify as financial experts within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley Act in the United States.

The Risk Committee

The Risk Committee convened five times in 2012. The members of Aegon’s Executive Board and the company’s Chief Risk Officer attended these meetings, while representatives of Aegon Asset Management attended the meetings on certain occasions to provide insight into the developments of Aegon’s general account. The Risk Committee assists the Supervisory Board and Audit Committee in overseeing the activities of Aegon’s Enterprise Risk Management (ERM) framework. The Committee also advised the Supervisory Board with respect to the company’s risk management strategy and policies. Consequently, the Committee regularly reviews the company’s ERM framework, its risk exposure and compliance with company risk policies.

Recurring items on the agenda in 2012 were the quarterly risk dashboard and the Board risk list. The Risk Committee discussed other topics, such as information security, the eurocrisis management plan and developments in the investment portfolio.

The Committee performed a number of “deep dives”, for example into interest rate risk, policy behavior, risk structuring and transfer and liquidity risk management.

The Nominating Committee

Aegon’s Nominating Committee held four meetings in 2012. The CEO attended some of these meetings.

The Nominating Committee discussed the composition of the Supervisory Board and its Committees, as well as existing and upcoming vacancies. The Committee also advised the Supervisory Board on the nominations for four reappointments to the Supervisory Board in 2012.

Over the course of 2011, the Committee reached the opinion that the composition of the Board could be better balanced in terms of gender and geographic diversity. The Committee set out to find a suitable candidate to join the Board and during 2012 the members of the Committee reviewed and interviewed a number of candidates. It is expected that the Board will propose to shareholders that they appoint a new member for a term of four years as from the date of the annual General Meeting of Shareholders in 2013.

The Committee reviewed the composition and functioning of the Executive Board and discussed succession planning with the CEO and Aegon’s Global Head of Human Resources. The CEO also discussed with the Nominating Committee changes in global senior management and the Committee decided to positively advise the full Board with regard to the proposal to appoint Mr. Darryl D. Button to the Executive Board. The Committee discussed the diversity of the Executive Board. Aegon’s Executive Board consists of two members. Selection and appointment of members of the Executive Board is based on skills and experience necessary for the position. With these considerations in mind the Supervisory Board will have regard the gender diversity in view of the requirement to aim for a balanced composition of the Executive Board.

The Committee also supported the appointment of Mr. Adrian Grace, CEO of Aegon UK, and Mr. Tom Grondin, CRO of Aegon, to the Management Board. In addition, the Committee reviewed and discussed the initiatives taken by management with regard to talent management and international mobility.

The Compensation Committee

The Compensation Committee held seven meetings in 2012, and the CEO attended some of these meetings. The range of topics in scope for the Compensation Committee has increased in recent years as a result of new regulations promulgated by the European Union: the Capital Requirements Directive III (CRD III) and the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors. CRD III is implemented by way of the Decree on Sound Remuneration Policy (Regeling Beheerst Beloningsbeleid Wft 2011-Rbb) as issued by DNB. In 2011, shareholders approved the amended Executive Board Remuneration Policy, which reflected the new regulations.

110	Governance Report of the Supervisory Board

In 2012, the Compensation Committee oversaw the application and implementation of Aegon’s Global Remuneration Framework and the various policies and related procedures. This included, for example, reviewing and/or approving the ex-ante assessments, any exemption requests under the remuneration policies or changes to the list of Identified Staff. In addition, the Committee discussed the results of a review by the Internal Audit Department on the implementation process of the remuneration policies in the US, the Netherlands, the United Kingdom and Aegon Asset Management.

Other topics on the agenda of the Compensation Committee were the 2012 targets for the Executive Board members and the scenario analysis of payout levels under the Executive Board Remuneration Policy.

During the year, the Committee considered advice from independent external consultants on specific topics and ascertained that these consultants did not also advise the members of the Executive Board.

During meetings throughout the year, the Committee was kept updated on developments regarding executive remuneration, exchanges of views with DNB and regulatory and legislative matters.

Composition of the Supervisory Board and Executive Board

Supervisory Board

All members of the Supervisory Board are considered independent under the terms of the Dutch Corporate Governance Code, with the exception of Mr. Kornelis J. Storm.

Mr. Storm is not regarded as independent within the definition of the Code as he served as Chairman of Aegon’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002. In April 2010, shareholders reappointed Mr. Storm for a term of four years.

In 2012, the terms of Mr. Robert J. Routs, Mr. Irving W. Bailey II, Mr. Dirk P.M. Verbeek and Mr. Ben van der Veer expired. They were reappointed for terms of four years each by the shareholders on May 16, 2012.

The current term of Mr. Shemaya Levy will expire in 2013. On advice from the Nominating Committee, the Supervisory Board has decided to nominate Mr. Levy for reappointment as member of the Board for a further term of four years by the shareholders at the General Meeting of Shareholders.

Executive Board

There were no changes in the composition of Aegon’s Executive Board in 2012. In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of reappointment for subsequent four-year terms. In 2013, no member comes up for reappointment. The appointment schedule for members of the Executive Board is included in the company’s Executive Board Rules and posted on Aegon’s corporate website, aegon.com.

Annual accounts

This Annual Report includes the annual accounts for 2012, prepared by the Executive Board, discussed by both the Audit Committee and the Supervisory Board, and submitted to shareholders for adoption. The Supervisory Board recommends that shareholders adopt these annual accounts.

Acknowledgement

Throughout 2012, Aegon continued to build upon the progress achieved in recent years to create a more efficient, coordinated and responsive organization. A broad range of actions were implemented in the course of the year reflecting Aegon’s commitment to delivering on its strategic priorities of creating greater operational efficiencies and pursuing its essential objective of getting closer to customers in order to serve their diverse and developing needs. The members of the Supervisory Board wish to thank the Executive and Management Boards for their continued contributions to further enhancing Aegon’s financial position, while making the business investments necessary to the company’s increased prospects for growth and market competitiveness. Additionally, Board members recognize and express their gratitude to Aegon’s employees around the world for their dedication to serving their customers with integrity, transparency and with the aim of fully understanding and serving their long-term financial security needs. The Supervisory Board has full confidence in management and employees and in their ability to establish a leadership position in each of Aegon’s chosen markets, ensuring that it becomes the most recommended provider of quality life insurance, pension, and asset management products and services.

The Board is also grateful to Aegon’s business partners and many valued customers for their continued confidence in the company.

The Hague, March 20, 2013

Robert J. Routs

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20-F 2012	111

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board

Chairman of the Nominating Committee

Member of the Compensation Committee

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to Aegon’s Supervisory Board in 2008 and became Chairman in 2010. His current term as a member of the Aegon Supervisory Board ends in 2016. Mr. Routs is also Chairman of the Supervisory Board of Royal DSM N.V. and Vice-Chairman of the Supervisory Board of Royal KPN N.V. He also sits on the Board of Directors at ATCO Ltd., A.P. Møller - Mærsk A/S and AECOM Technology Corporation.

Irving W. Bailey II (1941, American)

Vice-Chairman of the Supervisory Board

Chairman of the Risk Committee

Member of the Compensation Committee

Irving W. Bailey II is retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures, and former Chairman of the Board of Directors of Aegon USA Inc. He was first appointed to Aegon’s Supervisory Board in 2004. His current and last term will end in 2016. Mr. Bailey is also a member of the Board of Directors of Computer Sciences Corp. and Hospira, Inc. as well as a senior adviser to Chrysalis Ventures Inc. (not listed).

Antony Burgmans (1947, Dutch)

Member of the Audit Committee

Antony Burgmans is retired Chairman and CEO of Unilever N.V. and Unilever PLC. He was appointed to Aegon’s Supervisory Board in 2007. His current term will end in 2015. Mr. Burgmans is also Chairman of the Supervisory Board of TNT Express N.V. and a member of the Supervisory Board of Akzo Nobel N.V. as well as a member of the Board of Directors of BP p.l.c. Furthermore, he is Chairman of the Supervisory Board of Intergamma B.V. (not listed) and a member of the Supervisory Boards of SHV Holdings N.V. (not listed) and Jumbo Supermarkten B.V. (not listed).

Shemaya Levy (1947, French)

Chairman of the Audit Committee

Member of the Nominating Committee

Shemaya Levy is retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to Aegon’s Supervisory Board in 2005 and his current term will end in 2013. He is also a member of the Supervisory Board of TNT Express N.V. and the Board of Directors of PKC Group Oyj and Segula Technologies Group S.A. (not listed).

Karla M.H. Peijs (1944, Dutch)

Member of the Compensation Committee

Member of the Nominating Committee

Karla M.H. Peijs was Queen’s Commissioner for the Province of Zeeland in the Netherlands until March 1, 2013. Mrs. Peijs was formerly a member of the European Parliament and Minister of Transport, Public Works and Water Management in the Dutch government. She was appointed to Aegon’s Supervisory Board in 2007 and her current term will end in 2015. Mrs. Peijs is also a member of the Supervisory Boards of Q-Park N.V. (not listed) and ANWB B.V. (not listed).

Kornelis J. Storm (1942, Dutch)

Member of the Risk Committee

Member of the Nominating Committee

Kees J. Storm is former Chairman of the Executive Board of Aegon N.V. He was appointed to Aegon’s Supervisory Board in 2002 and his current and last term will end in 2014. He is also Chairman of the Board of Directors of Anheuser-Busch InBev NV/SA. He is Vice-Chairman & Senior Independent Director of the Board of Directors of Unilever N.V. and Unilever PLC and a member of the Board of Directors of Baxter International Inc. Furthermore, he is Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V. (not listed) and Vice-Chairman of the Supervisory Board of Pon Holdings B.V. (not listed).

Ben van der Veer (1951, Dutch)

Member of the Audit Committee

Member of the Risk Committee

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V. He was appointed to Aegon’s Supervisory Board in 2008 and his current term will end in 2016. He is also a member of the Supervisory Board of TomTom N.V. and Reed Elsevier NV, as well as a non-executive member of the Board of Directors of Reed Elsevier PLC. He is also a member of the Supervisory Boards of Siemens Nederland N.V. (not listed) and Royal FrieslandCampina N.V. (not listed).

112	Governance Members of the Supervisory Board

Dirk P.M. Verbeek (1950, Dutch)

Member of the Audit Committee

Member of the Risk Committee

Dirk P.M. Verbeek is Vice President Emeritus of Aon Group. Mr. Verbeek was appointed to Aegon’s Supervisory Board in 2008. His current term ends in 2016. He is also Chairman of the Supervisory Board of Robeco Groep N.V. (not listed) as well as a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed). He is adviser to the President and Chief Executive Officer of Aon Corporation. Furthermore, he is Chairman of the Benelux Advisory Board of Leonardo & Co. B.V. (not listed), member of the Advisory Boards of CVC Europe (not listed) and OVG Re/developers (not listed), Chairman of the INSEAD Dutch Council and Honorary Counsel of the Kingdom of Belgium.

Leo M. van Wijk (1946, Dutch)

Chairman of the Compensation Committee

Member of the Nominating Committee

Leo M. van Wijk is former President and CEO of KLM Royal Dutch Airlines N.V. He was first appointed to Aegon’s Supervisory Board in 2003, and his current and last term will end in 2015. He is also Deputy Chief Executive Officer and Vice-Chairman of the Board of Directors of Air France-KLM S.A. Furthermore, he is Vice-Chairman of the Supervisory Board of Randstad Holding N.V. and Ajax N.V. as well as Chairman of the Governing Board of Skyteam.

Audit Committee	Risk Committee	Nominating Committee	Compensation Committee
Shemaya Levy (Chair)	Irving W. Bailey, II (Chair)	Robert J. Routs (Chair)	Leo M. van Wijk (Chair)
Antony Burgmans	Kornelis J. Storm	Shemaya Levy	Irving W. Bailey II
Ben van der Veer	Ben van der Veer	Karla M.H. Peijs	Karla M.H. Peijs
Dirk P.M. Verbeek	Dirk P.M. Verbeek	Kornelis J. Storm	Robert J. Routs
Leo M. van Wijk

Annual Report on Form 20-F 2012	113

Remuneration Policy and Report

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout the Group. They have been rolled out for regional and/or local application.

The key pillars of Aegon’s Remuneration Principles are as follows:

¿

Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the shorter- and longer-term interests and well-being of all Aegon staff via adequate compensation, pension and/or other benefits; supporting the career development of its employees; supporting (international) mobility of its staff.

¿

Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning adequate objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with the long-term interests of Aegon; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of “pay for performance”; avoiding any “pay-for-non-performance”.

¿

Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with balanced proportions in the remuneration packages, across the different echelons within Aegon Group and regional units (internally equitable); avoiding, among others, any discrimination on nationality, race, gender, religion, sexual orientation, and/or cultural beliefs in Aegon’s remuneration structures (internally equitable); creating global alignment in the total compensation of all “Identified Staff” (internally equitable); aiming at controlled market competitive remuneration, by providing for total compensation packages in comparison with an appropriately established peer group at regional unit, country and/or functional level (externally equitable).

¿

Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; protecting the risk alignment effects imbedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

During 2011, Aegon implemented a Global Remuneration Framework (GRF), supporting the above key pillars. This GRF,

which covers all staff of the Aegon Group, contains the guiding principles to support sound and effective remuneration policies and practices by ensuring consistency in remuneration policies and practices throughout the Aegon Group. The GRF is designed in accordance with relevant rules, guidelines and interpretations. Of these, the Capital Requirements Directive III (CRD III) remuneration principles, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors, CEBS - now European Banking Authority (EBA), and the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid WfT 2011 - Rbb) by the Dutch Central Bank (DNB) are prominent examples.

Aegon’s Remuneration Policies are derived from the GRF, among which is the Remuneration Policy for the Executive Board. The policies define specific terms and conditions for the employment of various groups of staff. In addition, all steps in the remuneration process - as well as the involvement of Human Resources, Risk, Compliance and Audit - are governed by the Aegon GRF and its underlying policies.

Role of Risk Management and Compliance

It is recognized that variable compensation may have an impact upon risk taking behaviors and as such may undermine effective risk management. This can lead to excessive risk taking, which can materially impact financial soundness. To avoid such unwarranted effect of the Aegon Remuneration Framework and practices, both the Risk Management and Compliance function are involved in the design and execution of the remuneration policies and practices.

As part of the GRF, separate remuneration policies have been made for three groups of employees, addressing that the roles and responsibilities of these employees require specific risk mitigating measures and governance processes. There are remuneration policies for (i) the Executive Board; (ii) material risk takers (Identified Staff1); and (iii) Control Staff2. Given the rationale for having a separate policy for material risk takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in deciding which positions are qualified as Identified Staff. Furthermore, where exceptions to the policies are made to reflect local practices or regulations, Risk Management and Compliance are involved to ensure such exceptions do not undermine effective risk management and sufficient mitigating measures are undertaken. Since 2011, in conjunction with Risk Management and Compliance, existing remuneration policies, including deferral and holding arrangements, payment in non-cash instruments and specific ex-ante and ex-post measures, have been amended.

1	Staff whose professional activities may materially influence Aegon’s business performance and risk profile.
2	Senior Staff in Control Function positions (Compliance, Risk and Audit) at Group or country/regional unit level.

114	Governance Remuneration Policy and Report

In addition, the Risk Management and Compliance functions, together with the Human Resources and Finance functions are responsible for the execution of the various ex-ante and ex-post measures that have been introduced by Aegon to ensure the Global Remuneration Framework and practices are aligned with the defined risk tolerances and behaviors. In this respect, risk mitigating measures that are undertaken prior to the payout of compensation to individual employees (regardless whether this compensation is deferred) are considered ex-ante measures. Retribution measures that are applied after payout or where it concerns allocated but deferred payments (before vesting of these payments) to ensure sustainability of performance, are considered ex-post measures.

Aegon has endeavored to seek an appropriate balance of ex-ante and ex-post assessments to ensure effectiveness both on the short-term and longer-term risk taking behavior of employees.

General compensation practices

Aegon has a pay philosophy which is based on total compensation. This means that total remuneration for fully functioning employees is aimed at being consistent with compensation levels in the market in which it operates and competes for employees. Total compensation typically consists of base salaries and, where in line with local market practices, variable compensation. Market survey information from reputable sources is used to provide information on competitive compensation levels and practices.

Variable compensation, if any, is capped at an appropriate level as a percentage of base pay. Usually variable compensation for senior management is paid out in cash and shares over multiple years and is subject to further conditions being fulfilled. Variable compensation already allocated may be clawed back in defined circumstances.

In the next sections more detailed information is provided on the compensation practice for the Supervisory Board and Executive Board.

Supervisory Board Remuneration Policy 2012

Aegon’s Remuneration Policy with regard to members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of Aegon’s broader Remuneration Policy, and are the responsibility of the company’s Compensation Committee1 They are approved at the General Meeting of Shareholders.

Fees and entitlements

Members of the Supervisory Board are entitled to the following:

¿	A base fee for membership of the Supervisory Board itself. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings.
¿	An attendance fee for each extra Board meeting, attended in person or by video or telephone conference.
¿	A committee fee for members on each of the Supervisory Board’s Committees.
¿	An attendance fee for each Committee meeting attended in person or through video and/or telephone conferencing.

Each of these fees is a fixed amount. Members of Aegon’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the company. These measures are designed to ensure the independence of Supervisory Board members and strengthen the overall effectiveness of Aegon’s corporate governance.

Under the current policy, members of the Supervisory Board are entitled to the following fees:

Base fee for membership of the Supervisory Board	EUR / year
Chairman	60,000
Vice-Chairman	50,000
Member	40,000

Fee for membership of a Supervisory Board committee	EUR / year
Chairman of the Audit Committee	10,000
Member of the Audit Committee	8,000
Chairman of other committees	7,000
Member of other committees	5,000

Attendance fees	EUR / year
Extra Supervisory Board meeting	3,000
Audit Committee	3,000
Other committees	1,250

1	Members of the Compensation Committee are as follows: Leo M. van Wijk (Chairman), Irving W. Bailey II, Karla M.H. Peijs and Robert J. Routs.

Annual Report on Form 20-F 2012	115

Information on members of the Supervisory Board and the composition of Aegon’s four Committees - Audit, Nominating, Compensation and Risk - may be found on pages 111 and 112.

Supervisory Board Remuneration Report 2012

Members of Aegon’s Supervisory Board received the following payments (in EUR) in 2012:

Member	2012	2011
Robert J. Routs (Chairman)	109,250	101,250
Irving W. Bailey II (Vice-Chairman)	98,000	92,500
Anthony Burgmans	87,000	75,000
Arthur Docters van Leeuwen 1)	-	40,000
Cecelia Kempler 2)	-	9,625
Shemaya Levy	104,500	96,000
Karla M. H. Peijs	78,250	79,250
Kornelis J. Storm	83,000	74,500
Ben van der Veer	101,250	95,250
Dirk P. M. Verbeek	101,250	92,250
Leo M. van Wijk	86,250	78,250
Total	848,750	833,875

1  Mr. Docters van Leeuwen stepped down from Aegon’s Supervisory Board in July 2011.

2  Ms. Kempler stepped down from Aegon’s Supervisory Board in February 2011.

Executive Board Remuneration Policy 2012

Executive Board remuneration

The Executive Board of Aegon is remunerated on the basis of the principles described in Aegon’s GRF. Aegon’s Remuneration Policy for members of the Executive Board is derived from this Framework and sets out terms and conditions for members of the company’s Executive Board.

Aegon’s Executive Board Remuneration Policy has four main objectives:

¿	To enable Aegon to attract and retain highly-qualified members for its Executive Board.
¿	To provide a well-balanced and performance-related compensation package for Executive Board members.
¿	To ensure that the interests of Executive Board members are aligned with Aegon’s business strategy and risk tolerance as well as the objectives, values and long-term interests of the company.
¿	To enhance the transparency and simplicity of Executive Board members’ remuneration, consistent with the principle of “pay for performance”.

In 2011, the Compensation Committee proposed the General Meeting of Shareholders to amend the Executive Board Remuneration Policy in force since the beginning of 2010, effective as of performance year 2011. This Executive Board Remuneration Policy was prepared in accordance with the Dutch Corporate Governance Code and the Decree on Sound

Remuneration Policy (Regeling beheerst beloningsbeleid WFt 2011-Rbb) by DNB. It was adopted at the General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments.

Role of the Compensation Committee

The Compensation Committee of Aegon’s Supervisory Board has overall responsibility for the company’s Remuneration Policies, including the Executive Board Remuneration Policy. Members of the Committee are drawn from the Supervisory Board.

Each year, Aegon’s Compensation Committee reviews Aegon’s Remuneration Policies to ensure they remain in line with prevailing international standards. This review is based partly on information provided by Aegon’s external adviser, Towers Watson. The adviser, however, does not advise individual members of the Executive and Supervisory Boards.

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

116	Governance Remuneration Policy and Report

Ensuring pay remains competitive

The company regularly compares its levels of executive remuneration with those at other, comparable companies. Companies included in the peer group have been chosen according to the following criteria:

¿	Industry (preferably life insurance).
¿	Size (companies with similar assets, revenue and market capitalization).
¿	Geographic scope (preferably companies operating globally).
¿	Location (companies based in Europe).

In 2012, the peer group comprised the following companies: Aviva, Axa, CNP Assurances, Generali, ING Group, Legal & General, Münchener Rückversicherung, Old Mutual, Prudential plc., Standard Life, Swiss Re and Zurich Financial Services.

In addition, to monitor alignment with the general industry in the Netherlands, a reference group has been established, comprising the twelve leading companies listed on NYSE Euronext Amsterdam, excluding financial services providers. The Supervisory Board will regularly review the composition of these two groups to ensure they continue to provide a reliable basis for comparison.

Total compensation

For each member of the Executive Board, Aegon’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. Each year, the Supervisory Board will review total compensation levels to ensure they remain competitive and provide proper, risk-based incentives to members of Aegon’s Executive Board. At present, the Executive Board Target Direct Compensation (defined as base salary plus variable compensation) is below the median of the international market. Over time, in order to pay Executive Board members in accordance with the desired market positioning, the alignment to the desired market position needs to be addressed, in accordance with rules and regulations as well as applicable codes. A proposal will be presented at the General Meeting of Shareholders.

Consistent with the Executive Board Remuneration Policy, the total compensation for Executive Board members will consist of fixed compensation and variable compensation.

The Supervisory Board conducts regular “scenario analysis” to determine the long-term effect of level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Compensation Committee) has discussed and endorsed the 2012 total compensation for the Executive Board.

Fixed compensation

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

Variable compensation

Aegon believes that variable compensation strengthens Executive Board members’ commitment to the company’s objectives and strengthens the Executive Board members’ commitment to the company’s business strategy, risk tolerance and long-term performance. Variable compensation is based on a number of individual and company performance indicators, regularly evaluated by experts in the company’s Finance, Risk, Audit, Human Resources and Compliance departments.

This performance is determined using a mix of financial and non-financial indicators. Aegon believes these indicators provide an accurate and reliable reflection of both company and individual performance. The type of performance indicators are selected in accordance with the long-term goals of the company. The level of the indicators should be challenging but at target level achievable. The targets and levels are agreed by the Supervisory Board. Performance is assessed by Aegon’s Compensation Committee and validated by the Audit Committee.

For 2012, the performance period for variable compensation is one year. By implementing deferral, and additional holding periods, Aegon believes the long-term interests of the Executive Board member are aligned with the interests of Aegon and its stakeholders.

Variable compensation, comprising both cash and shares, is conditionally granted at the beginning of each performance period. The number of conditionally granted shares is calculated using the fair value of one Aegon share at the beginning of that period. This fair value is equal to the average price on the NYSE Euronext Amsterdam stock exchange for the period December 15 through January 15. After the performance year, the company shall assess the realized performance on the performance indicators and a comparison will be made between the minimum, target and maximum levels of the performance indicators and the realized performance. Subsequently, the amount of conditional variable compensation that can be allocated will be established. Variable compensation will be allocated once accounts for the financial year in question have been adopted by the company’s shareholders and after an ex-ante assessment.

The allocated variable compensation consists of equal parts of cash and shares of which 40% will be paid out (or vest) following the performance year, and 60% that will be deferred. This deferred portion will remain conditional until it vests.

The deferred part will vest in equal parts (that is cash and shares) over a three year period. After an ex-post assessment, which may lower the vesting parts, the parts will be paid 50% in cash and 50% in shares vesting. Vested shares are restricted for a further period of three years (with the exception of shares sold to meet income tax obligations).

Annual Report on Form 20-F 2012	117

The payout of the variable compensation can be illustrated with an example as follows. For every 1,000 variable compensation, 400 will be paid out/vest following the performance year. This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200 / 3.1261 = 64 shares). The remaining 600 will be deferred. The deferred part will vest in three equal parts, after the end of each of the following performance periods. The three deferred parts will each be paid 50% in cash (=100) and 50% in shares vesting (=100 / 3.126 = 32 shares). For all vested shares there is an additional holding period of three years after vesting. The compensation schedule can be illustrated by the following overview.

Variable compensation schedule

Variable compensation 2012

Variable compensation is initially granted based on performance, as measured against Aegon group targets and personal objectives. These objectives represent a mix of financial and non-

financial measures, providing an accurate and reliable reflection of corporate and individual performance. The mix of group targets versus personal objectives is 75%-25%.

Objectives	Maximum % of variable compensation	Performance indicator
Group financial IFRS based	30%	Group underlying earnings after tax, return on equity.
Group financial risk adjusted based	30%	Group market consistent value of new business 2012, group pre-tax return on required capital 2012.
Group sustainability	15%	Objective measuring corporate responsibility.
Personal objectives	25%	Individual basket of strategic and personal objectives related to Aegon’s strategy.

Each year a one-year target will be set for each performance indicator.

At an aggregate level, payments are made as follows:

¿	50% of the maximum variable compensation if the threshold target is reached.
¿	80% if the pre-determined performance targets are met.
¿	Up to 100% if the targets are exceeded.

Risk adjustment methodology (ex-ante)

At the end of the performance period, but prior to allocation of variable compensation, the Supervisory Board will assess whether (downward) modifications are needed. For this purpose quantitative measures as well as qualitative measures (at Group, regional unit and individual level) will be taken into account, such as:

¿	Breaches of laws and regulations.
¿	Breaches of internal risk policies (including compliance).
¿	SOX significant deficiencies or material weaknesses.
¿	Reputation damage due to risk events.

118	Governance Remuneration Policy and Report

Ex-post assessment and discretionary adjustments

The Supervisory Board uses its judgement in the assessment of the outcome of personal/strategic targets to make sure that, taken together, they form a fair reflection of the overall performance of the Board member over the performance period.

In addition, the Supervisory Board will apply an ex-post risk assessment to deferred payouts of variable compensation in order to determine whether allocated (that is, unvested) variable compensation should become unconditional (meaning it will vest) or should be adjusted. This ex-post assessment will be based on informed judgment by the Supervisory Board, taking into account significant and exceptional circumstances that are not (sufficiently) reflected in the initially applied performance indicators.

Implementation of this authority will be on the basis of criteria such as:

¿	Outcome of a re-assessment of the performance against the original financial performance indicators.
¿	Significant downturn in the company’s financial performance.
¿	Evidence of misbehavior or serious error by the participant.
¿	Significant failure in risk management.
¿	Significant changes in the company’s economic or regulatory capital base.

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

Circuit breaker

For each performance indicator, variable compensation is only paid if the threshold level set for that performance indicator is reached.

Malus and claw-back provision

Where variable compensation has been based upon incorrect data (including non-achievement of performance indicators on hindsight), or in the case of material financial restatements or individual gross misconduct, Aegon’s Supervisory Board will have the right to reduce deferred variable compensation payments (in either cash and/or shares) not yet paid out or vested and /or reclaim variable compensation that has already been paid out or vested.

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

Terms of employment

Members of the Executive Board are appointed for four years, and may then be re-appointed for successive mandates also for a period of four years.

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

Executive Board Remuneration Report 2012

At the end of December 2012, Aegon’s Executive Board had two members:

¿

Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed member of the Executive Board in 2003 for four years, and re-appointed in 2007. At the General Meeting of Shareholders in 2011, Mr. Wynaendts was re-appointed for another four years.

¿	Jan J. Nooitgedagt, Chief Financial Officer and member of the Executive Board. Mr. Nooitgedagt was appointed member of the Executive Board in 2009 for four years.

During 2012 no changes took place.

Annual Report on Form 20-F 2012	119

Fixed compensation

The Supervisory Board has adjusted the 2012 fixed compensation of the Executive Board members in order to reflect cost of living increases in line with what has been awarded to all staff in the Netherlands in previous years.

Member	2012	2011
Alexander R. Wynaendts CEO & Chairman EB	1,049,156	962,299
Jan J. Nooitgedagt CFO & Member EB	743,930	709,062

Conditional variable compensation awards 2012

Subject to adoption of the annual accounts at the General Meeting of Shareholders on May 15, 2013 variable compensation for Executive Board members is set in cash and shares, based on both their individual and the company’s performance. Targets for the performance indicators have been set in line with the agreed variable compensation targets and 2012 company budgets. Actual performance is being measured over 2012. Under the Executive Board Remuneration Policy 2011, the variable compensation Executive Board members are entitled to, will be paid out over a number of years.

Over the performance year 2012 Mr. Wynaendts was awarded EUR 1,017,681 in total conditional variable compensation. Mr. Nooitgedagt was awarded EUR 699,294. Forty percent of variable compensation related to performance year 2012 is payable in 2013. This will be split 50/50 in a cash payment and in an allocation of shares.

Mr. Wynaendts and Mr. Nooitgedagt are eligible to receive in 2013 a cash payment of EUR 203,536 and EUR 139,859 respectively.

The number of shares to be made available in 2013 is 65,111 and 44,741 for Mr. Wynaendts and Mr. Nooitgedagt respectively (with the exception of shares sold to meet income tax obligations). With regard to vested shares, a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2012 (60%; for Mr. Wynaendts EUR 305,304 and 97,665 shares and for Mr. Nooitgedagt EUR 209,787 and 67,110 shares) is to be paid out in future years, subject to ex-post assessments, that may result in downward adjustments and may be subject to additional conditions being met. In each of the years 2014, 2015 and 2016, 20% of the total variable compensation may be made available. Any payout will be split 50/50 in a cash payment and an allocation of shares (vesting). After vesting a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members (with the exception of shares sold to meet income tax obligations).

Impact of ex-ante and ex-post assessment on attribution of variable compensation

No variable compensation from previous years payable in 2012, which has been subject to the claw-back provision, has been reclaimed in 2012.

The ex-post assessment related to the deferred payment from performance year 2011 did not result in a change to the payout of the part that vests in 2013. 20% of the 2011 variable compensation will therefore vest in 2013. Half of this portion of variable compensation will be paid out in cash, the other half in shares vesting. The shares which will vest, with the exception of shares sold to meet income tax obligations, are subject to a three year holding period.

The ex-ante 3 assessment, related to performance year 2012, did not result in a change in payout of variable compensation as determined on the basis of the results.

120	Governance Corporate governance

Corporate governance

Aegon is a public company under Dutch law, and is governed by three corporate bodies: the General Meeting of Shareholders, the Executive Board and the Supervisory Board. As a company based and registered in the Netherlands, Aegon is subject to the Dutch Corporate Governance Code1 .

Aegon’s common shares are listed in Amsterdam and New York. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in North America, the Netherlands and the United Kingdom, the company’s three main markets. Aegon’s largest shareholder is Vereniging Aegon, an association established to protect the broader interests of the company and its stakeholders.

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

Agenda

Those shareholders who alone or jointly represent at least 1% of Aegon’s issued capital or block of shares worth at least EUR 50 million2 may request items be added to the agenda of these meetings. In accordance with Aegon’s Articles of Association, such requests will be granted if they are received in writing at least 60 days before the meeting, and if there are no important interests of the company that dictate otherwise.

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

Voting at the General Meeting

At the General Meeting of Shareholders, each share carries one vote. However, under certain circumstances, Aegon’s largest shareholder, Vereniging Aegon, may cast 25/12 votes per preferred share3. All resolutions are adopted by an absolute majority of votes cast, unless Dutch law or Aegon’s Articles of Association stipulate otherwise.

Executive Board

Aegon’s Executive Board has two members:

¿	Alexander R. Wynaendts, Chairman of the Executive Board and Chief Executive Officer
¿	Jan J. Nooitgedagt, member of the Executive Board and Aegon’s Chief Financial Officer.

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

For certain decisions - detailed in Aegon’s Articles of Association - the Executive Board must seek prior approval from the Supervisory Board. In addition, the Supervisory Board may also choose to subject other Executive Board decisions to its prior approval.

1	For further details on how Aegon’s corporate governance practices differ from those required of US companies under New York Stock Exchange standards, please refer to the NYSE Listing standards in the Governance section of Aegon’s website at aegon.com.
2	The Dutch law currently provides for a threshold of 1% of the shares of the issued capital or a block of shares worth at least EUR 50 million. As per 1/7/2013 the law will be amended. The threshold will be increased to 3% of the issued capital and the threshold of the value will be deleted. The Articles of Association of Aegon N.V. provide for a threshold of EUR 100 million. During the General Meeting of Shareholders in 2010 it was confirmed that the threshold of EUR 100 million in market value will not be effective until the law has changed.
3	For further information, please refer to page 122 for a description of Special control rights.

Annual Report on Form 20-F 2012	121

Management Board

Aegon’s Executive Board is assisted in its work by the company’s Management Board, which has seven members, including the members of the Executive Board1. Aegon’s Management Board is composed of Alexander R. Wynaendts, Jan J. Nooitgedagt, Adrian Grace, Tom Grondin, Marco B.A. Keim, Gábor Kepecs and Mark Mullin .

Severance payments

The employment contracts with current members of the Executive Board contain provisions entitling them to severance payments, should their employment be terminated as a result of a merger or takeover2. The company’s Remuneration Policy for the Executive Board limits exit arrangements to a maximum of one year’s fixed salary3.

Supervisory Board

Aegon’s Supervisory Board4 oversees the management of the Executive Board, as well as the overall course of the company’s business and corporate strategy. In its deliberations, the Supervisory Board must take into account the interests of all Aegon stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

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

¿	Audit Committee
¿	Risk Committee
¿	Compensation Committee
¿	Nominating Committee

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

At the end of 2012, a total of 1,972,029,595 common shares and 329,773,000 preferred shares had been issued. These represented respectively 74.16% and 25.84% of Aegon’s total issued and fully paid-up capital.

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

B. Significant shareholdings

On December 31, 2012, Vereniging Aegon, Aegon’s largest shareholder, held a total of 171,974,055 common shares; 211,680,000 class A preferred shares and 118,093,000 class B preferred shares.

1	For further details, please see pages 6 and 7.
2	Employment contracts for members of Aegon’s Executive Board are available on Aegon’s website (aegon.com).
3	See pages 115 and 116 for the Remuneration Report Executive Board. The Remuneration Policy is also available on Aegon’s website (aegon.com).
4	For further details, please see pages 111 and 112.

122	Governance Corporate governance

In the case of new common shares being issued, Vereniging Aegon has the option, under the terms of the 1983 Merger Agreement1, to acquire additional class B preferred shares to prevent a dilution of its voting rights, unless, by exercising this option, the association increases its share of voting right to more than 33%.

C. Special control rights

Under the Preferred Shares Voting Rights Agreement2, Vereniging Aegon has voluntarily waived its right to cast 25/12 votes per preferred share, except in the event of a “special cause”.

These special cause may include:

¿	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more.
¿	A tender offer for Aegon N.V. shares.
¿	A proposed business combination by any person, or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Executive and Supervisory Boards.

If Vereniging Aegon, acting at its sole discretion, determines that a special cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its preferred shares for a period limited to six months. Based on its current shareholding, Vereniging Aegon would, for that limited period, command 32.64% of the votes at a General Meeting of Shareholders.

As a result of both this and the existence of certain qualified majority voting requirements specified in Aegon’s Articles of Association, Vereniging Aegon may effectively be in a position to block unfriendly actions by either a hostile bidder or others for a period of six months. In the absence of a special cause, Vereniging Aegon’s share of the company’s voting capital represented 22.06% at December 31, 2012.

On February 15, 2013, Aegon N.V. reached an agreement with Vereniging Aegon to cancel all of Aegon’s preferred shares, of which Vereniging Aegon is the sole owner. Under the agreement, all of Aegon’s preferred shares will be exchanged for cash and common shares. To effectuate the agreement, Aegon’s Supervisory Board will propose to shareholders at the annual General Meeting of Shareholders on May 15, 2013, to approve the new capital structure. When this new structure is approved and implemented, it will not have any consequences for the control position of Vereniging Aegon.

For more information on Vereniging Aegon and the proposed new capital structure, please refer to pages 307 to 309 of the consolidated financial statements in this Annual Report, or the website of Vereniging Aegon, www.verenigingaegon.nl.

To Aegon’s knowledge, only one other party holds a capital and voting interest in Aegon N.V in excess of 5%. According to its filing with the United States Securities and Exchange Commission on February 13, 2013, US-based investment management firm Dodge & Cox owns over 195 million common shares.

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

G. Issue and repurchase of shares

New shares may be issued up to the maximum of the company’s authorized capital, following a resolution adopted by the General Meeting of Shareholders. Shares may also be issued following a resolution of the Executive Board, providing - and to the extent that - the Board has been authorized to do so by the General Meeting of Shareholders. A resolution authorizing the Executive Board to issue new shares is usually presented at Aegon’s annual General Meeting of Shareholders.

Aegon is entitled to acquire its own fully paid-up shares, providing it acts within existing statutory restrictions. Shareholders usually authorize the Executive Board to purchase

1	The 1983 Merger Agreement, as amended, is published on Aegon’s website (aegon.com).
2	The Preferred Shares Voting Rights Agreement is published on Aegon’s website (aegon.com).

Annual Report on Form 20-F 2012	123

the company’s shares under terms and conditions determined by the General Meeting of Shareholders.

H.Transfer of shares

There are no restrictions on the transfer of common shares. As regards the transferability of preferred shares, please refer to clause 10.5 of the Amendment to the 1983 Merger Agreement1.

I. Shareholder agreements

Aegon has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

J. Exercise of option rights

Senior executives at Aegon companies and other employees have been granted share appreciation rights and share options. For further details, please see note 14 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share option plans Aegon cannot influence the exercise of granted rights.

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

Code II.2.8

For members of the Executive Board, the Dutch Corporate Governance Code requires that the maximum compensation in the event of dismissal should be one year’s salary - or two years’ salary for cases where one year’s salary would be manifestly unreasonable, such as a member who is dismissed in his or her first term of office.

Aegon’s position on Code II.2.8

Aegon is committed to applying this best practice provision to all new Executive Board appointments. This best practice provision is also embedded in the company’s Remuneration Policy for the Executive Board. The employment contracts with Executive Board members that existed prior to the Code coming into force in 2003 will be respected. The employment agreement of Aegon’s CEO Alex Wynaendts, contains a more favorable severance payment arrangement should his employment be terminated as a result of a merger or takeover. Details of Executive Board members’ employment contracts may be found on Aegon’s corporate website, aegon.com.

Code II.3.3

The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or a transaction in which he or she has a conflict of interest.

Aegon’s position on Code II.3.3

Aegon’s CEO and CFO are also members of the Executive Committee of the company’s largest shareholder, Vereniging Aegon. This may be construed as a conflict of interest. However, under Vereniging Aegon’s Articles of Association, Aegon’s CEO and CFO are specifically excluded from voting on issues directly related to Aegon or their position within it. Aegon’s Supervisory Board holds the view that, given the historic relationship between Aegon and Vereniging Aegon, it would not be in the company’s best interests to prevent them participating in discussions and decision-making related to Vereniging Aegon. For this reason, a protocol has been drawn up authorizing the CEO and CFO to continue their existing practice with respect to their dealings with Vereniging Aegon. The text of this protocol is available on Aegon’s website, aegon.com.

1	The 1983 Merger Agreement, as amended is published on Aegon’s website (aegon.com).

124	Governance Corporate governance

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

Corporate Governance Statement

Generally, Aegon applies the best practice provisions set out in the Code. For an extensive review of Aegon’s compliance with the Code, please refer to the Corporate Governance Statement on Aegon’s corporate website, aegon.com.

Annual Report on Form 20-F 2012	125

Differences between Dutch and US company laws

Dutch company law is different from US law in the following respects: Aegon, like most large Dutch public companies, has a two-tier governance system involving an Executive Board and a Supervisory Board. The Executive Board is the executive body and its members are employed by the company1. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The remuneration policy as regards the members of the Executive Board is adopted by the General Meeting of Shareholders. The number of the Executive Board members and the terms of their employment are determined by the Supervisory Board within the scope of the adopted Remuneration Policy.

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

1	As a result of a change in Dutch corporate law, with effect of 1 January 2013, new members of the Executive Board will not be employees of the company, but will enter into engagement agreements with the company regarding their position as member of the Executive Board.

126	Governance Code of ethics

Code of ethics

Aegon has adopted a code of ethics, titled the Code of Conduct, which contains Aegon’s ethical principles in relation to various subjects. The Code of Conduct applies to Aegon employees worldwide, including Aegon’s Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions.

A new Code of Conduct came into force in 2012 giving a clearer commitment to a customer-centric approach. No waivers were granted in respect of the Code of Conduct which is posted on Aegon’s website, aegon.com1.

1	http://www.aegon.com/en/Home/About/Governance/Documentation/Policies-Procedures-and-Regulations/.

Annual Report on Form 20-F 2012	127

Controls and procedures

A. Disclosure controls and procedures

As of the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective in providing reasonable assurance regarding the reliability of financial reporting.

B. Management’s Annual Report on internal control over financial reporting

The directors and management of Aegon are responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

¿	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company.
¿	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles.
¿	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorizations of management and directors of the company.
¿

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

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2012.

In making its assessment management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that, in all material aspects, the internal control over financial reporting was effective as at December 31, 2012. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2012, was audited by Ernst & Young, an independent registered public accounting firm, as stated in their report included under item C below.

C. Attestation report of the independent registered public accounting firm

Report of independent registered public accounting firm The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

We have audited Aegon N.V.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

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

128	Governance Controls and procedures

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

In our opinion, Aegon N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Aegon N.V., which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2012, of Aegon N.V., and our report dated March 20, 2013, expressed an unqualified opinion thereon.

The Hague, the Netherlands, March 20, 2013

Ernst & Young Accountants LLP

D. Changes in internal controls over financial reporting

There have been no changes in internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or reasonably likely to affect, Aegon’s internal controls over financial reporting.

Annual Report on Form 20-F 2012	129

Annual Report on Form 20-F 2012	131

132	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2012	2011	2010
Premium income	6	19,526	19,521	21,097
Investment income	7	8,501	8,167	8,762
Fee and commission income	8	1,900	1,465	1,744
Other revenues		10	6	5
Total revenues		29,937	29,159	31,608

Income from reinsurance ceded	9	4,128	2,775	1,869
Results from financial transactions	10	12,996	(187)	15,662
Other income	11	151	39	40
Total income		47,212	31,786	49,179

Premiums to reinsurers	6	3,735	3,407	1,859
Policyholder claims and benefits	12	35,155	20,230	38,128
Profit sharing and rebates	13	34	55	36
Commissions and expenses	14	5,736	6,164	6,034
Impairment charges / (reversals)	15	206	483	701
Interest charges and related fees	16	467	491	426
Other charges	17	53	69	122
Total charges		45,386	30,899	47,306
Income before share in profit / (loss) of associates and tax		1,826	887	1,873
Share in profit / (loss) of associates		26	29	41
Income / (loss) before tax		1,852	916	1,914
Income tax	18	(320)	(44)	(154)
Net Income / (loss)		1,532	872	1,760

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		1,531	869	1,759
Non-controlling interests		1	3	1

Earnings per share (EUR per share)	19
Basic earnings per share		0.67	(0.06)	0.76
Diluted earnings per share		0.67	(0.06)	0.68

Annual Report on Form 20-F 2012	133

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2012	2011	2010
Net income	1,532	872	1,760

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	4,221	3,113	3,873
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(465)	(513)	(203)
Changes in revaluation reserve real estate held for own use	(5)	3	4
Changes in cash flow hedging reserve	(92)	1,058	373
Movement in foreign currency translation and net foreign investment hedging reserve	(116)	409	1,054
Equity movements of associates	22	(18)	(25)
Disposal of group assets	-	-	(22)
Aggregate tax effect of items recognized in other comprehensive income / (loss)	(1,063)	(1,167)	(1,409)
Other	(1)	4	(10)
Other comprehensive income for the period	2,501	2,889	3,635
Total comprehensive income / (loss)	4,033	3,761	5,395

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	4,034	3,758	5,394
Non-controlling interests	(1)	3	1

134	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2012	2011
Assets
Intangible assets	21	2,948	3,285
Investments	22	146,182	144,079
Investments for account of policyholders	23	153,670	142,529
Derivatives	24	21,154	15,504
Investments in associates	25	829	742
Reinsurance assets	26	11,987	11,517
Defined benefit assets	41	201	303
Deferred tax assets	43	33	89
Deferred expenses	27	11,687	11,432
Other assets and receivables	28	7,722	7,792
Cash and cash equivalents	29	9,653	8,104
Total assets		366,066	345,376

Equity and liabilities
Shareholders’ equity	30	24,630	21,000
Other equity instruments	32	5,018	4,720
Issued capital and reserves attributable to equity holders of Aegon N.V.		29,648	25,720
Non-controlling interests		13	14
Group equity		29,661	25,734

Trust pass-through securities	33	155	159
Subordinated borrowings	34	61	18
Insurance contracts	35	105,209	104,974
Insurance contracts for account of policyholders	36	76,871	73,425
Investment contracts	37	17,768	20,847
Investment contracts for account of policyholders	38	78,418	71,433
Derivatives	24	17,848	12,728
Borrowings	39	12,758	10,141
Provisions	40	331	444
Defined benefit liabilities	41	2,222	2,184
Deferred revenue liabilities	42	106	104
Deferred tax liabilities	43	3,609	2,499
Other liabilities	44	20,716	19,501
Accruals	45	333	1,185
Total liabilities		336,405	319,642
Total equity and liabilities		366,066	345,376

Annual Report on Form 20-F 2012	135

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2012

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves 1)	Non-controlling interests	Total
At January 1, 2012		9,097	9,403	3,464	(964)	4,720	25,720	14	25,734

Net income / (loss) recognized in the income statement		-	1,531	-	-	-	1,531	1	1,532

Other comprehensive income:

Gains / (losses) on revaluation of available-for-sale investments		-	-	4,221	-	-	4,221	-	4,221

(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		-	-	(465)	-	-	(465)	-	(465)

Changes in revaluation reserve real estate held for own use		-	-	(5)	-	-	(5)	-	(5)

Changes in cash flow hedging reserve		-	-	(92)	-	-	(92)	-	(92)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(116)	-	(116)	-	(116)

Equity movements of associates		-	-	-	22	-	22	-	22

Aggregate tax effect of items recognized in other comprehensive income / (loss)		-	(6)	(1,060)	3	-	(1,063)	-	(1,063)

Other		-	(18)	19	-	-	1	(2)	(1)
Total other comprehensive income / (Loss)		-	(24)	2,618	(91)	-	2,503	(2)	2,501
Total comprehensive income / (loss) for 2012		-	1,507	2,618	(91)	-	4,034	(1)	4,033
Shares issued		2	-	-	-	-	2	-	2
Treasury shares		-	3	-	-	-	3	-	3
Dividends paid on common shares		-	(148)	-	-	-	(148)	-	(148)
Dividend withholding tax reduction		-	3	-	-	-	3	-	3

Issuance of non-cumulative subordinated notes		-	-	-	-	271	271	-	271

Coupons on non-cumulative subordinated notes		-	(23)	-	-	-	(23)	-	(23)
Preferred dividend		-	(59)	-	-	-	(59)	-	(59)
Coupons on perpetual securities		-	(172)	-	-	-	(172)	-	(172)
Cost of issuance of non-cumulative subordinated notes (net of tax)		-	(10)	-	-	-	(10)	-	(10)

Share options and share-based incentive plans		-	-	-	-	27	27	-	27
Other
At December 31, 2012	30, 31, 32	9,099	10,504	6,082	(1,055)	5,018	29,648	13	29,661

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

136	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2011

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Non-controlling interests	Total
At January 1, 2011		8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income / (loss) recognized in the income statement		-	869	-	-	-	-	869	3	872

Other comprehensive income:

Gains / (losses) on revaluation of available-for-sale investments		-	-	3,113	-	-	-	3,113	-	3,113

(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		-	-	(513)	-	-	-	(513)	-	(513)

Changes in revaluation reserve real estate held for own use		-	-	3	-	-	-	3	-	3

Changes in cash flow hedging reserve		-	-	1,058	-	-	-	1,058	-	1,058

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	409	-	-	409	-	409

Equity movements of associates		-	-	-	(18)	-	-	(18)	-	(18)

Aggregate tax effect of items recognized in other comprehensive income / (loss)		-	-	(1,155)	(12)	-	-	(1,167)	-	(1,167)
Other		-	4	-	-	-	-	4	-	4
Total other comprehensive income / (Loss)		-	4	2,506	379	-	-	2,889	-	2,889
Total comprehensive income / (loss) for 2011		-	873	2,506	379	-	-	3,758	3	3,761
Shares issued		913	-	-	-	-	-	913	-	913

Repurchase of convertible core capital securities		-	-	-	-	(1,500)	-	(1,500)	-	(1,500)
Preferred dividend		-	(59)	-	-	-	-	(59)	-	(59)

Coupons on perpetual securities		-	(177)	-	-	-	-	(177)	-	(177)

Coupons and premiums on convertible core capital securities		-	(750)	-	-	-	-	(750)	-	(750)

Share options and share-based incentive plans		-	-	-	-	-	16	16	-	16
Other		-	(13)	-	-	-	-	(13)	-	(13)
At December 31, 2011	30, 31, 32	9,097	9,403	3,464	(964)	-	4,720	25,720	14	25,734

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Annual Report on Form 20-F 2012	137

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2010

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
At January 1, 2010		8,184	8,103	(1,709)	(2,304)	2,000	4,709	18,983	10	18,993

Net income / (loss) recognized in the income statement		-	1,759	-	-	-	-	1,759	1	1,760

Other comprehensive income:

Gains / (losses) on revaluation of available-for-sale investments		-	-	3,873	-	-	-	3,873	-	3,873

(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		-	-	(203)	-	-	-	(203)	-	(203)

Changes in revaluation reserve real estate held for own use		-	-	4	-	-	-	4	-	4

Changes in cash flow hedging reserve		-	-	373	-	-	-	373	-	373

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	1,054	-	-	1,054	-	1,054

Equity movements of associates		-	-	-	(25)	-	-	(25)	-	(25)

Disposal of group assets		-	-	(22)	-	-	-	(22)	-	(22)

Aggregate tax effect of items recognized in other comprehensive income / (loss)		-	-	(1,358)	(51)	-	-	(1,409)	-	(1,409)
Other		-	7	–	(17)	-	-	(10)	-	(10)
Total other comprehensive income / (loss)		-	7	2,667	961	-	-	3,635	-	3,635
Total comprehensive income / (loss) for 2011		-	1,766	2,667	961	-	-	5,394	1	5,395

Repurchase of convertible core capital securities		-	-	-	-	(500)	-	(500)	-	(500)
Preferred dividend		-	(90)	-	-	-	-	(90)	-	(90)

Coupons on perpetual securities		-	(187)	-	-	-	-	(187)	-	(187)

Coupons and premium on convertible core capital securities		-	(63)	-	-	-	-	(63)	-	(63)

Share options and share-based incentive plans		-	-	-	-	-	(5)	(5)	-	(5)
At December 31, 2010	30, 31, 32	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

138	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2012	2011	2010
Income / (loss) before tax		1,852	916	1,914
Results from financial transactions		(12,903)	187	(15,662)
Amortization and depreciation		1,439	1,651	1,590
Impairment losses		206	483	701
Income from associates		(26)	(29)	(41)
Release of cash flow hedging reserve		(62)	(18)	(8)
Other		(139)	(138)	(5)
Adjustments of non-cash items		(11,485)	2,136	(13,425)
Insurance and investment liabilities		(3,224)	(4,940)	(4,274)
Insurance and investment liabilities for account of policyholders		11,042	(154)	14,274
Accrued expenses and other liabilities		536	(421)	502
Accrued income and prepayments		(1,743)	(1,460)	(2,299)
Changes in accruals		6,611	(6,975)	8,203
Purchase of investments (other than money market investments)		(32,464)	(29,612)	(42,691)
Purchase of derivatives		(1,528)	(1,350)	(940)
Disposal of investments (other than money market investments)		34,050	34,924	45,446
Disposal of derivatives		507	1,599	1,452
Net purchase of investments for account of policyholders		960	(1,577)	(1,522)
Net change in cash collateral		(179)	2,180	3,003
Net purchase of money market investments		552	445	39
Cash flow movements on operating items not reflected in income		1,898	6,609	4,787
Tax paid		105	(375)	(274)
Other		53	(45)	58
Net cash flows from operating activities		(966)	2,266	1,263
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(38)	(18)	(20)
Purchase of equipment and real estate for own use		(65)	(72)	(116)
Acquisition of subsidiaries and associates, net of cash		(126)	(99)	(31)
Disposal of intangible asset		1	1	2
Disposal of equipment		10	18	33
Disposal of subsidiaries and associates, net of cash		286	823	(158)
Dividend received from associates		2	3	14
Other		1	(3)	(2)
Net cash flows from investing activities		71	653	(278)
Issuance of share capital		2	913	-
Issuance of non-cumulative subordinated notes		271	-	-
Proceeds from TRUPS 1), subordinated loans and borrowings		6,693	5,627	7,551
Repurchase of convertible core capital securities		-	(1,500)	(500)
Repayment of TRUPS 1), subordinated loans and borrowings		(3,886)	(4,342)	(6,577)
Dividends paid		(207)	(59)	(90)
Coupons and premium on convertible core capital securities		-	(750)	(63)
Coupons on perpetual securities		(230)	(237)	(251)
Coupons on non-cumulative subordinated notes		(30)	-	-
Other		(11)	(26)	49
Net cash flows from financing activities		2,602	(374)	119
Net increase / (decrease) in cash and cash equivalents 2)		1,707	2,545	1,104

Net cash and cash equivalents at the beginning of the year		7,826	5,174	4,013
Effects of changes in exchange rate		27	107	57
Net cash and cash equivalents at the end of the year	29	9,560	7,826	5,174

[1]	Trust pass-through securities.
[2]

Included in net increase / (decrease) in cash and cash equivalents are interest received (2012: EUR 7,345, 2011: EUR 7,407 million and 2010: EUR 8,167 million) dividends received (2012: EUR 1,005 million, 2011: EUR 760 million and 2010: EUR 635 million) and interest paid (2012: EUR 432 million, 2011: EUR 273 million and 2010: EUR 380 million)

The cash flow statement is prepared according to the indirect method.

Annual Report on Form 20-F 2012	139

Exchange rates

Exchange rates at December 31, 2012

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	-	1.3184	0.8111	1.3127	4.0803	8.2140	4.4455	291.2151	25.0956
1	USD	0.758	-	0.615	0.996	3.095	6.230	3.372	220.885	19.035
1	GBP	1.233	1.625	-	1.618	5.031	10.127	5.481	359.037	30.940
1	CAD	0.762	1.004	0.618	-	3.108	6.257	3.387	221.844	19.118
1	PLN	0.245	0.323	0.199	0.322	-	2.013	1.090	71.371	6.150
1	CNY	0.122	0.161	0.099	0.160	0.497	-	0.541	35.454	3.055
1	RON	0.225	0.297	0.182	0.295	0.918	1.848	-	65.508	5.645
100	HUF	0.343	0.453	0.279	0.451	1.401	2.821	1.527	-	8.618
100	CZK	3.985	5.254	3.232	5.231	16.259	32.731	17.714	1,160.423	-

Exchange rates at December 31, 2011

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	-	1.2982	0.8353	1.3218	4.4578	8.1700	4.3255	314.7625	25.5026
1	USD	0.770	-	0.643	1.018	3.434	6.293	3.332	242.461	19.645
1	GBP	1.197	1.554	-	1.582	5.337	9.781	5.178	376.826	30.531
1	CAD	0.757	0.982	0.632	-	3.373	6.181	3.272	238.132	19.294
1	PLN	0.224	0.291	0.187	0.297	-	1.833	0.970	70.609	5.721
1	CNY	0.122	0.159	0.102	0.162	0.546	-	0.529	38.527	3.121
1	RON	0.231	0.300	0.193	0.306	1.031	1.889	-	72.769	5.896
100	HUF	0.318	0.412	0.265	0.420	1.416	2.596	1.374	-	8.102
100	CZK	3.921	5.090	3.275	5.183	17.480	32.036	16.961	1,234.237	-

140	Consolidated financial statements of Aegon N.V. Exchange rates

Weighted average exchange rates 2012

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	-	1.2849	0.8103	1.2839	4.1809	8.1377	4.4548	288.8606	25.1140
1	USD	0.778	-	0.631	0.999	3.254	6.333	3.467	224.812	19.545
1	GBP	1.234	1.586	-	1.584	5.160	10.043	5.498	356.486	30.993
1	CAD	0.779	1.001	0.631	-	3.256	6.338	3.470	224.987	19.561
1	PLN	0.239	0.307	0.194	0.307	-	1.946	1.066	69.091	6.007
1	CNY	0.123	0.158	0.100	0.158	0.514	-	0.547	35.497	3.086
1	RON	0.224	0.288	0.182	0.288	0.939	1.827	-	64.843	5.638
100	HUF	0.346	0.445	0.281	0.444	1.447	2.817	1.542	-	8.694
100	CZK	3.982	5.116	3.226	5.112	16.648	32.403	17.738	1,150.197	-

Weighted average exchange rates 2011

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	-	1.3909	0.8667	1.3744	4.1154	9.0576	4.2353	278.9417	24.5636
1	USD	0.719	-	0.623	0.988	2.959	6.512	3.045	200.548	17.660
1	GBP	1.154	1.605	-	1.586	4.748	10.451	4.887	321.843	28.342
1	CAD	0.728	1.012	0.631	-	2.994	6.590	3.082	202.955	17.872
1	PLN	0.243	0.338	0.211	0.334	-	2.201	1.029	67.780	5.969
1	CNY	0.110	0.154	0.096	0.152	0.454	-	0.468	30.796	2.712
1	RON	0.236	0.328	0.205	0.325	0.972	2.139	-	65.861	5.800
100	HUF	0.358	0.499	0.311	0.493	1.475	3.247	1.518	-	8.806
100	CZK	4.071	5.662	3.528	5.595	16.754	36.874	17.242	1,135.590	-

Weighted average exchange rates 2010

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	-	1.3210	0.8544	1.3599	3.9771	8.9699	4.1917	273.9494	25.1205
1	USD	0.757	-	0.647	1.029	3.011	6.790	3.173	207.380	19.016
1	GBP	1.170	1.546	-	1.592	4.655	10.498	4.906	320.634	29.401
1	CAD	0.735	0.971	0.628	-	2.925	6.596	3.082	201.448	18.472
1	PLN	0.251	0.332	0.215	0.342	-	2.255	1.054	68.882	6.316
1	CNY	0.111	0.147	0.095	0.152	0.443	-	0.467	30.541	2.801
1	RON	0.239	0.315	0.204	0.324	0.949	2.140	-	65.355	5.993
100	HUF	0.365	0.482	0.312	0.496	1.452	3.274	1.530	-	9.170
100	CZK	3.981	5.259	3.401	5.414	15.832	35.707	16.686	1,090.541	-

Annual Report on Form 20-F 2012	141

Notes to the consolidated financial statements

1 General information

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the company”), its subsidiaries and its proportionally consolidated joint ventures (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limit extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 24,500 people worldwide (2011: 25,000).

2 Summary of significant accounting policies

2.1 Basis of presentation

Aegon prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2012 is provided below in paragraph 2.1.1. Certain amounts in prior years have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The consolidated financial statements are presented in euro and all values are rounded to the nearest million except when otherwise indicated.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 20, 2013. The financial statements are put to the annual General Meeting of Shareholders on May 15, 2013 for adoption. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Other than for SEC reporting, Aegon prepares its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

142	Notes to the consolidated financial statements of Aegon N.V. Note 2

A reconciliation between IFRS and IFRS-EU is included in the table below.

		Shareholders’ equity				Net income
	2012	2011	2010	2012	2011	2010
In accordance with IFRS	24,630	21,000	17,328	1,532	872	1,760
Adjustment of EU ‘IAS 39’ carve out	52	-	-	52	-	-
Tax effect of the adjustment	(13)	-	-	(13)	-	-
Effect of the adjustment after tax	39	-	-	39	-	-
In accordance with IFRS-EU	24,669	21,000	17,328	1,571	872	1,760

2.1.1 Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2012, the following new standard issued by the IASB became mandatory:

¿	IFRS 7 Financial Instruments: Disclosures - Transfers of Financial Assets.

IFRS 7 Financial Instruments: Disclosures - Transfers of Financial Assets

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011 and require the disclosure of transfers of financial assets including the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. Aegon has included these new disclosures in note 50.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2012 but are not currently relevant or do not have impact for the Group:

¿	IAS 12 Income Taxes - Recovery of Tax Assets;
¿	IFRS 1 First Time Adoption - Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters.

2.1.2 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2013, were not early adopted by the Group, but will be applied in future years:

¿	IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities;
¿	IFRS 9 Financial Instruments;
¿	IFRS 10 Consolidated Financial Statements;
¿	IFRS 11 Joint Arrangements;
¿	IFRS 12 Disclosure of Interests in Other Entities;
¿	IFRS 13 Fair Value Measurement;
¿	IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income;
¿	IAS 19 Employee Benefits;
¿	IAS 27 Separate Financial Statements;
¿	IAS 28 Investments in Associates and Joint Ventures;
¿	IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities;
¿	Annual improvements 2009-2011 Cycle.

IFRS 7 Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments enable users of the financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment affects disclosure only and has therefore no impact on Aegon’s financial position or performance.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments: Classification and Measurement is part of the project to replace IAS 39 with a new standard. The project is divided into multiple components, classification and measurement of financial instruments, impairment and hedge accounting. IFRS 9 is available for early adoption immediately but mandatory for accounting periods beginning on or after January 1, 2015. The IASB decided to reopen IFRS 9 in order to consider interaction with the insurance project as well as the US FASB’s classification and measurement model for financial instruments. IFRS 9 is expected to have a significant impact on the Group’s financial statements

Annual Report on Form 20-F 2012	143

because it will likely result in a reclassification and re-measurement of Aegon’s financial assets. However, the full impact of IFRS 9 will only be clear after the remaining stages of the IASB’s project on IFRS 9 are completed and issued.

IFRS 10 Consolidated Financial Statements

The standard applies to financial years beginning on or after January 1, 2013, and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. In addition, the IASB has issued amendments to IFRS 10 on transition guidance and investment entities which are currently not yet endorsed. Aegon expects the impact of the standard on its comparative numbers at the date of adoption to be EUR 125 million (post tax) negative on shareholders’ equity and EUR 30 million (post tax) negative on net income.

IFRS 11 Joint Arrangements

The standard applies to financial years beginning on or after January 1, 2013, and provides a definition of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. The standard requires a single method to account for interests in jointly controlled entities. Aegon has assessed the impact of this standard and concludes that all joint arrangements within the Group are joint ventures. As of January 1, 2013 the accounting treatment for joint ventures will therefore change from proportionate consolidation to equity accounting. This change does not have impact on Aegon’s financial position or performance.

IFRS 12 Disclosure of Interests in Other Entities

The standard applies to financial years beginning on or after January 1, 2013, and provides disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. This standard affects disclosure only and has therefore no impact on Aegon’s financial position or performance.

IFRS 13 Fair Value Measurement

The standard applies to financial years beginning on or after January 1, 2013, and provides a definition of fair value and a single source of fair value measurement, and disclosure requirements for use across IFRSs. Aegon expects the impact of IFRS 13 on the Group’s financial position or performance to be insignificant. In addition, IFRS 13 requires more disclosures on Level III investments.

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

IAS 19 Employee Benefits

The amended standard applies to financial years beginning on, or after, January 1, 2013. The amendments eliminate the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring actuarial gains and losses to be presented in other comprehensive income. The revised standard also requires the expected return on plan assets to be replaced by the discount rate used to determine the defined benefit liability. The discount rate shall be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. And, furthermore, the revised standard enhances the disclosure requirements for defined benefit plans, providing information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

As per December 31, 2012, Aegon estimates the adverse impact on other comprehensive income of removing the corridor at the date of adoption to be approximately EUR 1.1 billion (post tax), consisting of the unrecognized actuarial gains and losses as per that date. Aegon estimates the positive impact on net income of its comparative numbers at the date of adoption to be approximately EUR 0.1 billion (post tax). The impact is a consequence of removing the amortization of actuarial gains and losses outside the corridor partially offset by replacing the expected return on plan assets by the discount rate used to determine the defined benefit liability.

The impact on other comprehensive income and net income is expected to have an adverse impact on Aegon’s Insurance Group Directive (IGD) ratio of approximately 15 percentage points at the date of adoption.

144	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013. Aegon expects the impact of IAS 28 on the Group’s financial statements to be insignificant.

IAS 32 Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 Financial Instruments: Presentation, clarify the application of the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted. Aegon is currently assessing the impact of this standard.

Annual improvements 2009-2011 Cycle

The IASB issued, in May 2012, a number of minor amendments to five different standards and interpretations. These amendments, which are effective from January 1, 2013, deal with minor changes to the wordings used in the individual standards and seek to remove editorial and other inconsistencies in the literature. Aegon expects that the improvements project does not result in any changes to the classification, measurement or presentation of any items in the financial statements.

The following amendments to the existing standard and interpretation, published prior to January 1, 2013, were not early adopted by the Group as these amendments to existing standard and interpretation are not relevant for the Group:

¿	IFRS 1 First Time Adoption - Government Loans;
¿	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine.

2.2 Changes in presentation

Segment reporting

As of 2012, Aegon has revised its segment reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. The change in operating segments had no impact on equity or net income. The comparative segment information presented in note 5 has been adjusted to make the information consistent with the current period figures. Refer to note 2.5 Segment reporting for details about this change.

2.3 Basis of consolidation

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

Annual Report on Form 20-F 2012	145

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

2.4 Foreign exchange translation

a. Translation of foreign currency transactions

The Group’s consolidated financial statements are presented in euros. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates. Transactions in foreign currencies are initially recorded at the exchange rate prevailing at the date of the transaction.

At the balance sheet date, monetary assets and monetary liabilities in foreign currencies and own equity instruments in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried

146	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

2.5 Segment reporting

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the “chief operating decision maker”. The operating segments are:

¿	Aegon Americas: Covers business units in the United States, Canada, Mexico and Brazil, including any of the units’ activities located outside these countries.
¿	Aegon The Netherlands: Covers businesses operating in the Netherlands.
¿	Aegon United Kingdom: Covers businesses operating in the United Kingdom.
¿	New Markets: Covers businesses operating in Central & Eastern Europe, Asia, Spain and France as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management.
¿	Holding and other activities: Includes financing, employee and other administrative expenses of Holding companies.

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

As of 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. In previous years, the underlying earnings before tax generated by these Asian operations were previously reported under the “Americas” segment. The comparative figures, affecting the Aegon Americas and New Markets segment, regarding the underlying earnings have been revised as follows:

Annual Report on Form 20-F 2012	147

	Reported	Reclassification		Revised
For the year ended December 31, 2011		Americas	New Markets
Underlying earnings before tax geographically	1,509	(37)	37	1,509
Fair value items	(416)	1	(1)	(416)
Realized gains / (losses) on investments	446	(5)	5	446
Impairment charges	(439)	3	(3)	(439)
Impairment reversals	55	-	-	55
Other income / (charges)	(267)	-	-	(267)
Run-off businesses	28	-	-	28
Income before tax	916	(38)	38	916
Income tax (expense) / benefit	(44)	11	(11)	(44)
Net income	872	(27)	27	872

	Reported	Reclassification		Revised
For the year ended December 31, 2010		Americas	New Markets
Underlying earnings before tax geographically	1,824	(45)	45	1,824
Fair value items	221	-	-	221
Realized gains / (losses) on investments	656	(4)	4	656
Impairment charges	(542)	2	(2)	(542)
Impairment reversals	90	-	-	90
Other income / (charges)	(309)	1	(1)	(309)
Run-off businesses	26	-	-	26
Income before tax	1,914	(46)	46	1,914
Income tax (expense) / benefit	(154)	19	(19)	(154)
Net income	1,760	(27)	27	1,760

Non-IFRS measures

This report includes the non-IFRS financial measures: underlying earnings before tax, income tax (including associated companies) and income before tax (including associated companies). The reconciliation of these measures to the most comparable IFRS measures is presented in the tables in note 5. These non-IFRS measures are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

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

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

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

148	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

Impairment charges / reversals

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

Annual Report on Form 20-F 2012	149

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

150	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

Annual Report on Form 20-F 2012	151

Security lending and repurchase agreements

Financial assets that are lent to a third party or that are transferred subject to a repurchase agreement at a fixed price are not derecognized as the Group retains substantially all the risks and rewards of the asset. A liability is recognized for cash (collateral) received, on which interest is accrued.

A security that has been received under a borrowing or reverse repurchase agreement is not recognized as an asset. A receivable is recognized for any related cash (collateral) paid by Aegon. The difference between sale and repurchase price is treated as investment income. If the Group subsequently sells that security, a liability to repurchase the asset is recognized and initially measured at fair value.

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

Valuations of both investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the balance sheet date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been let out.

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

152	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of Aegon N.V. equity instruments are accounted for in shareholders’ equity.

b. Measurement

All derivatives recognized on the statement of financial position are carried at fair value.

The fair value is calculated net of the interest accrued to date and is based on market prices, when available. When market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data, to the extent possible.

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

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in the profit and loss account, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortized through the profit and loss account over the remaining term of the original hedge or recognized directly when the hedged item is derecognized.

Annual Report on Form 20-F 2012	153

Cash flow hedges

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

154	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

Reinsurance premiums are accounted for in the same way as the original contracts for which the reinsurance was concluded.

2.13 Deferred expenses

a. Deferred policy acquisition costs (‘DPAC’)

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

b. Deferred cost of reinsurance

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction. Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported on the consolidated statement of financial position during the run-off period of the underlying business.

Gains or losses on buying reinsurance are amortized based on the assumptions of the underlying reinsured contracts. The amortization is recognized in the income statement.

c. Deferred transaction costs

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

Annual Report on Form 20-F 2012	155

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

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its net selling price. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties.

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

b. Impairment of debt instruments

Debt instruments are impaired if there is objective evidence that a credit event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Individually significant loans and other receivables are first assessed separately. All non-impaired assets measured at amortized cost are then grouped by credit risk characteristics and collectively tested for impairment.

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

156	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

d. Impairment of reinsurance assets

Reinsurance assets are impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that not all amounts due under the terms of the contract may be received. In such a case, the value of the reinsurance asset recoverable is determined based on the best estimate of future cash flows, taking into consideration the reinsurer’s current and expected future financial conditions plus any collateral held in trust for Aegon’s benefit. The carrying value is reduced to this calculated recoverable value, and the impairment loss recognized in the income statement.

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

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax. For compound instruments incremental external costs that are directly attributable to the issuing or buying back of the compound instruments are recognized proportionate to the equity component and liability component, net of tax.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

Treasury shares are shares issued by Aegon N.V. that are held by Aegon, one of its subsidiaries or by another entity controlled by Aegon. Treasury shares are deducted from Group equity, regardless of the objective of the transaction. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount

Annual Report on Form 20-F 2012	157

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

Subordinated borrowings include the liability component of non-cumulative subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative subordinated notes is related to the redemption amount. For further information on accounting policy of the non-cumulative subordinated notes refer to note 2.17.

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

Included under insurance contracts are interest rate rebates. Interest rate rebate is a form of profit sharing whereby the Group determines the premium based on the expected interest that will be earned on the contract. The expected interest is calculated with reference to a portfolio of government bonds. Interest rate rebates that are expected to be recovered in future periods are deferred and amortized as the interest is realized. The amortization is recognized in Aegon’s income statement. They are considered in the liability adequacy test for insurance liabilities. Deferred interest rebates are derecognized when the related contracts are settled or disposed of.

a. Life insurance contracts

Life insurance contracts are insurance contracts with guaranteed life-contingent benefits. The measurement of the liability for life insurance contracts varies depending on the nature of the product.

158	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

In the Netherlands, an additional liability is established for guaranteed minimum benefits that are not bifurcated on group pension plans with profit sharing and on traditional insurance contracts with profit sharing based on an external interest index. These guarantees are measured at fair value.

Annual Report on Form 20-F 2012	159

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

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. In the event expected investment returns on actual assets held are not considered in the discounting of future cash flows, the fair value of the assets carried at amortized cost is considered in determining any liability adequacy surplus or deficit.

Any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place.

160	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

Annual Report on Form 20-F 2012	161

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

162	Notes to the consolidated financial statements of Aegon N.V. Note 2

Aegon recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on a curtailment or settlement comprise:

¿	Any resulting change in the present value of the defined benefit obligation;
¿	Any resulting change in the fair value of the plan assets;
¿	Any related actuarial gains and losses and past service cost that had not previously been recognized.

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

Annual Report on Form 20-F 2012	163

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

164	Notes to the consolidated financial statements of Aegon N.V. Note 3

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss includes fair value movements of investments held for account of policyholders (refer to note 2.9). The net fair value change does not include interest or dividend income.

Other

In addition, results from financial transactions include gains/losses on real estate (general account and account of policyholders), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

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

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire

Annual Report on Form 20-F 2012	165

deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

For 2012, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9% (2011: 9%). On a quarterly basis, the difference between the estimated equity market return and the actual market return is trued-up.

In 2011, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.75% (graded uniformly over the next five years) and lowered the 90-day treasury yield to 0.2% for the next two years followed by a three year grade to 3%. In addition, Aegon lowered its assumed return for US separate account bond fund returns by 200 basis points to 4% over the next five years, followed by a return of 6% thereafter. These assumptions, as well as Aegon’s assumptions on the long term credit spread or default assumptions, remained unchanged in 2012.

166	Notes to the consolidated financial statements of Aegon N.V. Note 3

A 1% decrease in the expected long-term equity growth rate with regards to Aegon’s variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 150 million (2011: EUR 159 million). The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.1 billion at December 31, 2012 (2011: EUR 2 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which Aegon assumes will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would reduce net income by approximately EUR 53 million (2011: EUR 60 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 42 million (2011: EUR 29 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 39 million (per assumption change) (2011: EUR 37 million).

Determination of fair value and fair value hierarchy

The following is a description of Aegon’s methods of determining fair value, and a quantification of its exposure to financial instruments measured at fair value.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s length transaction. Financial instruments measured at fair value on an ongoing basis include investments for the general account, investments for the account of policyholders, investments designated at fair value and derivatives, as well as investment contracts, investment contracts for account of policyholders and borrowings.

In accordance with IFRS 7, Aegon uses the following hierarchy for determining and disclosing the fair value of financial instruments:

¿	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
¿

Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and

¿

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

Annual Report on Form 20-F 2012	167

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

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

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

168	Notes to the consolidated financial statements of Aegon N.V. Note 3

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

Periodically, Aegon performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. Aegon’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities. Additionally, Aegon performs back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.

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

Mortgage loans, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage loans and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgage loans, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

In 2012, Aegon The Netherlands changed the discount rate used in determining the fair value of its mortgage loan portfolio. One of the main changes in discount rate is the replacement of an entity specific funding spread by a more generic liquidity premium. As a result the disclosed fair value is better aligned with available market information. As the mortgage loan portfolio is measured at amortized cost, this change in fair value measurement does not impact net income or shareholders’ equity of Aegon The Netherlands.

Money market and other short-term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Annual Report on Form 20-F 2012	169

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

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

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

The expected returns are based on risk-free rates. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.4% at December 31, 2012 and 25.7% at December 31, 2011. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

170	Notes to the consolidated financial statements of Aegon N.V. Note 3

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

Fair value hierarchy

The following table shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

Financial assets carried at fair value	Level I	Level II	Level III	Total 2012
Available-for-sale investments
Shares	224	256	376	856
Debt securities	23,433	70,203	2,683	96,319
Money market and other short-term instruments	8	8,705	-	8,713
Other investments at fair value	21	310	883	1,214
	23,686	79,474	3,942	107,102

Fair value through profit or loss
Shares	953	90	-	1,043
Debt securities	60	1,363	77	1,500
Money market and other short-term instruments	741	343	-	1,084
Other investments at fair value	-	589	1,416	2,005
Investments for account of policyholders [1]	89,254	61,693	1,715	152,662
Derivatives	26	20,827	301	21,154
	91,034	84,905	3,509	179,448
Total financial assets at fair value	114,720	164,379	7,451	286,550

Financial liabilities carried at fair value
Investment contracts for account of policyholders	10,028	19,050	109	29,187
Borrowings [2]	531	519	-	1,050
Derivatives	21	15,534	2,316	17,871
	10,580	35,103	2,425	48,108

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. Total borrowings on the statement of financial position also contain borrowings carried at amortized cost that are not included in the above schedule.

Annual Report on Form 20-F 2012	171

Financial assets carried at fair value	Level I	Level II	Level III	Total 2011
Available-for-sale investments
Shares	287	123	459	869
Debt securities	21,552	70,359	2,811	94,722
Money market and other short-term instruments	-	9,382	-	9,382
Other investments at fair value	60	28	799	887
	21,899	79,892	4,069	105,860

Fair value through profit or loss
Shares	797	171	-	968
Debt securities	53	1,357	119	1,529
Money market and other short-term instruments	728	362	-	1,090
Other investments at fair value	-	516	1,428	1,944
Investments for account of policyholders 1)	81,551	57,621	2,225	141,397
Derivatives	23	15,180	301	15,504
	83,152	75,207	4,073	162,432
Total financial assets at fair value	105,051	155,099	8,142	268,292

Financial liabilities carried at fair value
Investment contracts for account of policyholders	7,916	18,605	166	26,687
Borrowings 2)	516	494	-	1,010
Derivatives	19	10,461	2,248	12,728
	8,451	29,560	2,414	40,425

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. Total borrowings on the statement of financial position also contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

During 2012, the amount of assets transferred from Level I to Level II classification was EUR 1 million (2011: EUR 4 million), due to changes in liquidity for specific debt securities.

172	Notes to the consolidated financial statements of Aegon N.V. Note 3

Movements in Level III financial instruments measured at fair value

Financial assets carried at fair value	At January 1, 2012	Total gains / losses in income statement [1]	Total gains / losses in OCI	Purchases	Sales	Settlements	Net exchange difference	Transfers from levels I and II	Transfers to levels I and II	At December 31, 2012	Total gains or losses for the period included in the profit and loss for assets held at December 31, 2012 [2]
Available for sale investments
Shares	459	5	18	55	(156)	(5)	(2)	8	(6)	376	-
Debt securities	2,811	58	122	400	(310)	(555)	(21)	1,075	(897)	2,683	-

Other investments at fair value	799	(132)	61	223	(40)	(14)	(15)	1	-	883	-
	4,069	(69)	201	678	(506)	(574)	(38)	1,084	(903)	3,942	-

Fair value through profit or loss
Shares	-	-	-	-	-	-	-	-	-	-	-
Debt securities	119	6	-	-	(35)	(6)	-	6	(13)	77	(4)

Other investments at fair value	1,428	231	-	96	(315)	-	(22)	174	(176)	1,416	221

Investments for account of policyholders	2,225	57	-	185	(839)	-	9	230	(152)	1,715	58
Derivatives	301	(19)	-	207	(194)	-	9	-	(3)	301	(15)
	4,073	275	-	488	(1,383)	(6)	(4)	410	(344)	3,509	260

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(166)	2	-	-	54	-	1	-	-	(109)	-
Derivatives	(2,248)	(83)	-	(2)	4	-	11	2	-	(2,316)	(114)
	(2,414)	(81)	-	(2)	58	-	12	2	-	(2,425)	(114)

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Annual Report on Form 20-F 2012	173

Financial assets carried at fair value	At January 1, 2011	Total gains / losses in income statement [1]	Total gains / losses in OCI	Purchases	Sales	Settlements	Net exchange difference	Transfers from levels I and II	Transfers to levels I and II	At December 31, 2011	Total gains or losses for the period included in the profit and loss for assets held at December 31, 2011 [2]
Available for sale investments
Shares	555	72	(117)	122	(179)	(1)	6	2	(1)	459	-
Debt securities	3,788	30	(4)	556	(273)	(587)	15	427	(1,141)	2,811	-

Other investments at fair value	805	(120)	32	133	(65)	(8)	22	-	-	799	-
	5,148	(18)	(89)	811	(517)	(596)	43	429	(1,142)	4,069	-

Fair value through profit or loss
Shares	1	2	-	-	-	(10)	-	8	(1)	-	-
Debt securities	132	(7)	-	1	(28)	(1)	1	25	(4)	119	(6)

Other investments at fair value	1,205	116	-	107	(170)	-	48	203	(81)	1,428	128
Investments for account of policyholders	2,352	(40)	-	301	(342)	-	22	129	(197)	2,225	22
Derivatives	178	145	-	13	(29)	(15)	9	-	-	301	165
	3,868	216	-	422	(569)	(26)	80	365	(283)	4,073	309

Financial liabilities carried at fair value

Investment contracts for account of policyholders	(178)	9	-	-	7	-	(4)	-	-	(166)	-
Derivatives	(1,050)	(1,153)	-	(1)	7	-	(51)	-	-	(2,248)	(480)
	(1,228)	(1,144)	-	(1)	14	-	(55)	-	-	(2,414)	(480)

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2012, Aegon transferred certain financial instruments from Levels I and II to Level III of the fair value hierarchy. The amount of the total assets transferred was EUR 1,496 million (2011: EUR 794 million). The reason for the change in level was that the market for these securities had become inactive, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and II securities was determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or not corroborated broker quotes.

Similarly, during 2012, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The recorded amount of the total assets transferred was EUR 1,247 million (2011: EUR 1,425 million). The change in level was mainly the result of a return of activity in the market for these securities.

The total net amount of loss recognized in the income statement on Level III financial instruments amounted to EUR 125 million (pre-tax) (2011: EUR 946 million loss).

174	Notes to the consolidated financial statements of Aegon N.V. Note 3

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

The following table shows the sensitivity of the fair value of Level III instruments to changes in key assumptions, by class of instrument:

			December 31, 2012		December 31, 2011
Financial assets carried at fair value	Note	Carrying amount	Effect of reasonably possible alternative assumptions (+/-)		Carrying amount	Effect of reasonably possible alternative assumptions (+/-)
			increase	decrease		increase	decrease
Available for sale investments
Shares	a	376	18	(18)	459	21	(21)
Debt securities	b	2,683	127	(127)	2,811	143	(143)
Other	c	883	14	(13)	799	13	(13)

Financial assets designated at fair value through profit or loss
Debt securities		77	7	(7)	119	5	(5)
Other investments at fair value	d	1,416	124	(124)	1,428	142	(142)
Derivatives	e	182	17	(14)	7	1	(1)

Financial liabilities carried at fair value
Derivatives	f	2,316	117	(112)	2,248	101	(112)
Investments for account of policyholders are excluded from the reasonably possible alternative assumptions disclosure. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities.

In order to determine reasonably possible alternative assumptions, Aegon adjusted key unobservable models inputs are as follows:

a.	Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 126 million (2011: EUR 143 million) that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank. Remaining share positions were stressed by 10% up or down.
b.	Debt securities mainly consist of corporate bonds (EUR 580 million; 2011: EUR 742 million) and other structured debt securities (EUR 1,975 million; 2011: EUR 1,962 million). For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread / illiquidity premium. Aegon adjusted the price, based on the bid / ask spread Aegon observed in the market for these types of securities. For investments in structured debt securities (ABS, RMBS and CMBS), the most significant unobservable input for valuation of these securities is the credit spread / illiquidity premium. Aegon adjusted the discount rate by 100 basis points up or down for this input.
c.	Other mainly consists of tax credits that are measured at fair value using an internal model. The most significant unobservable input for valuation of these tax credits is the discount rate. Aegon adjusted the discount rate by 50 basis points up or down for this input.
d.	Other investments at fair value include investments exposed to real estate (EUR 667 million; 2011: EUR 522 million) and private equity investments (EUR 647 million; 2011: EUR 731 million). Aegon adjusted the assumption pertaining to real estate values up or down by 10%. This change is reflective of the range presented to senior management when analyzing investment opportunities for approval. For private equity investments the underlying investments are of a very diversified nature in terms of type of investments, investment strategy and sector. There is no one significant unobservable assumption or combination of assumptions that could be identified and used to compute a reasonably possible alternative assumption analysis for this portfolio.
e.	Included in derivatives is EUR 167 million (2011: EUR 0 million) relating to a longevity index derivative of Aegon The Netherlands. Aegon adjusted longevity with 2% up or down for this input, compared to the prospective mortality table in determining the value of this derivative. Derivatives exclude derivatives for account of policyholders amounting to EUR 119 million (2011: EUR 294 million).
f.	Derivatives mainly consist of embedded derivatives related to guarantees for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

Annual Report on Form 20-F 2012	175

Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Any of these situations could result in a charge against the income statement to the extent of the impairment charge recorded.

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

176	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss, the settlement of the obligation will probably lead to an outflow of resources embodying economic benefits and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

4 Financial and insurance risks

General

As an insurance company, Aegon is in the “business of risk” and as a result is exposed to a variety of risks. A description of Aegon’s risk management and control systems is given below on the basis of significant identified risks for the company. Some risks, such as currency translation risk, are related to the international nature of Aegon’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, Aegon’s largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells, deferred expenses and value of business acquired.

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

Annual Report on Form 20-F 2012	177

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

As part of its risk management programs, Aegon takes inventory of its current risk position across risk categories. Aegon also measures the sensitivity of net income and shareholders’ equity under both deterministic and stochastic scenarios. Management uses the insight gained through these “what if?” scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

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

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying Aegon’s accounting policies. Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of DPAC or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonably possible change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

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

178	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Information on Aegon’s 3-year historical net income / (loss) and shareholders’ equity in functional currency are shown in the table below:

			2012	2011	2010
Net income
Americas (in USD)			1,316	895	1,458
The Netherlands (in EUR)			252	419	711
United Kingdom (in GBP)			137	(45)	72
New markets (in EUR)			249	111	118

Equity in functional currency
Americas (in USD)			23,892	22,750	21,208
The Netherlands (in EUR)			5,355	4,210	4,080
United Kingdom (in GBP)			3,460	2,947	2,469
New markets (in EUR)			2,451	2,320	2,067

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

Closing rates	2012	2011	2010	2009	2008
USD	1.32	1.30	1.34	1.44	1.39
GBP	0.81	0.84	0.86	0.89	0.95

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

Annual Report on Form 20-F 2012	179

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets 1)	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2012
Increase by 15% of non-euro currencies relative to the euro	193	2,621
Decrease by 15% of non-euro currencies relative to the euro	(193)	(2,621)

2011
Increase by 15% of non-euro currencies relative to the euro	77	3,079
Decrease by 15% of non-euro currencies relative to the euro	(77)	(3,079)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

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

The following table shows interest rates at the end of each of the last five years.

	2012	2011	2010	2009	2008
3-month US LIBOR	0.31%	0.58%	0.30%	0.25%	1.42%
3-month EURIBOR	0.19%	1.36%	1.01%	0.70%	2.89%
10-year US Treasury	1.76%	1.88%	3.29%	3.83%	2.22%
10-year Dutch government	1.50%	2.19%	3.15%	3.56%	3.54%

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

180	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2012
Shift up 100 basis points	285	(4,143)
Shift down 100 basis points	(271)	3,598

2011
Shift up 100 basis points	77	(3,714)
Shift down 100 basis points	(55)	3,435

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

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 49 and note 50 for further information on capital commitments and contingencies, and on collateral given, which may expose the Group to credit risk.

2012	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agreements	Other	Total collateral	Surplus collateral (or overcollateralization)	Net exposure
Shares	1,899	-	-	-	-	-	-	-	-	1,899

Debt securities - carried at fair value	97,819	-	-	822	-	-	-	822	-	96,997

Debt securities - carried at amortized cost	189	-	9	-	-	-	-	9	-	180

Money market and other short-term investments - carried at fair value	9,797	-	718	-	-	-	-	718	17	9,096

Mortgage loans - carried at amortized cost	27,077	1,450	-	1,567	35,806	-	2	38,825	12,707	959

Private loans - carried at amortized cost	1,013	-	-	-	-	-	-	-	-	1,013

Other loans - carried at amortized cost	2,490	-	-	-	-	-	2,073	2,073	1,324	1,741

Other financial assets - carried at fair value	3,219	-	1	-	-	-	-	1	-	3,218
Derivatives	20,844	5,242	655	-	-	14,599	-	20,496	121	469
Reinsurance assets	11,891	-	6,516	201	-	-	-	6,717	-	5,174
At December 31	176,238	6,692	7,899	2,590	35,806	14,599	2,075	69,661	14,169	120,746

Annual Report on Form 20-F 2012	181

2011	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agreements	Other	Total collateral	Surplus collateral (or overcollateralization)	Net exposure
Shares	1,837	-	-	-	-	-	-	-	-	1,837

Debt securities - carried at fair value	96,251	-	-	1,009	-	-	-	1,009	-	95,242

Debt securities - carried at amortized cost	168	-	-	-	-	-	-	-	-	168

Money market and other short-term investments - carried at fair value	10,472	-	1,345	-	-	-	-	1,345	28	9,155

Mortgage loans - carried at amortized cost	26,012	1,146	-	1,187	36,027	-	1	38,361	13,117	768

Private loans - carried at amortized cost	927	-	-	-	-	-	-	-	-	927

Other loans - carried at amortized cost	2,797	-	-	-	-	-	2,160	2,160	972	1,609

Other financial assets - carried at fair value	2,831	-	1	-	-	-	-	1	-	2,830
Derivatives	14,791	4,439	514	-	-	9,873	-	14,826	190	155
Reinsurance assets	11,439	-	5,549	232	-	-	-	5,781	-	5,658
At December 31	167,525	5,585	7,409	2,428	36,027	9,873	2,161	63,483	14,307	118,349

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

182	Notes to the consolidated financial statements of Aegon N.V. Note 4

Cash collateral for mortgage loans includes the savings that have been received to redeem the underlying mortgage loans at redemption date. These savings are part of the credit side of the statement of financial position, but reduce the credit risk for the mortgage loan as a whole.

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

Other loans

The collateral included in the other column represents the policyholders account value for policy loans. The excess of the account value over the loan value is included in the surplus collateral column. For further information on the policy loans refer to note 22.1.

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

CDOs and CDSs

Aegon has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

	2012		2011
CDOs and CDSs	Notional	Fair value	Notional	Fair value
Synthetic CDOs	58	19	39	(2)
CDSs	2,174	12	3,861	(25)
Total	2,232	31	3,900	(27)

	2012		2011
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	93	1	1	-
AA	269	2	205	(1)
A	763	19	938	(11)
BBB	966	(2)	624	(5)
BB	126	10	60	(1)
B	10	1	8	-
CCC	-	-	2	-
CC	-	-	2	-
Not rated	5	-	16	-
	2,232	31	1,856	(18)
Canadian credit derivatives	-	-	2,044	(9)
Total	2,232	31	3,900	(27)

Annual Report on Form 20-F 2012	183

Certain derivatives are used to add risk by selling protection in the form of single name credit default swaps and tranches of synthetic collateralized debt obligations. The table above provides a breakdown to credit quality of these credit derivatives. Refer to note 24 for more details.

In 2012, the swaps linked to collateralized debt obligations (Canadian credit derivatives), with a notional amount of EUR 2.0 billion at December 31, 2011, were unwound.

Credit risk management

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of OTC derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. In 2012 and 2011, Aegon did not take possession of collateral or call on other credit enhancements. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

At December 31, 2012, there were four violations of the Credit Name Limit Policy at Group level, three received exemptions from Aegon’s GRCC and one from the US RCC. Two violations were casued by downgrades. Exposures to these names are being reduced. At December 31, 2011, there were two violations of the Credit Name Limit Policy at Group level. One was granted an exemption from Aegon’s GRCC. The second one was a minor violation resulting from exchange rate movements.

At December 31, 2012, Aegon’s largest credit exposures are to Austria, France, HSBC, JP Morgan and Rabobank. Aegon had large investments in sovereign backed assets, the largest being in Germany, the Netherlands, USA, UK and Austria. Highly rated sovereign assets (AAA rated) and domestically issued and owned in local currency sovereign exposures are excluded from the Credit Name Limit Policy.

Aegon Group level long-term counterparty exposure limits at the end of 2012 (unchanged compared to 2011) are as follows:

Amounts in EUR million	Group Limit
AAA	900
AA	900
A	600
BBB	400
BB	250
B	125
CCC or lower	50

184	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

	Americas		The Netherlands		United Kingdom		New Markets		Total 2012 1)
Credit rating general account investments, excluding reinsurance assets 2012	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
Sovereign exposure	-	6,551	26	8,537	-	2,730	-	112	26	17,930	17,956
AAA	879	7,878	478	985	-	198	-	168	1,357	9,988	11,345
AA	3,431	9,124	206	4,077	-	2,189	-	478	3,637	15,868	19,505
A	1,662	26,841	127	3,280	-	3,880	90	1,030	1,879	35,048	36,927
BBB	408	18,402	70	2,026	-	2,057	85	1,439	563	23,924	24,487
BB	232	2,145	11	192	-	160	7	434	249	2,931	3,180
B	9	1,318	4	135	-	27	3	42	15	1,522	1,537
CCC or lower	8	883	-	15	-	10	-	16	8	924	932
Assets not rated	2,109	4,257	19,580	18,726	5	64	537	199	22,231	23,633	45,864
Total	8,738	77,399	20,502	37,973	5	11,315	722	3,918	29,965	131,768	161,733

Past due and / or impaired assets	172	1,506	522	266	-	30	161	7	856	1,810	2,666

At December 31	8,910	78,905	21,024	38,239	5	11,345	883	3,925	30,821	133,578	164,399

[1]	Includes investments of Holding and other activities.

	Americas		The Netherlands		United Kingdom		New Markets		Total 2011 1)
Credit rating general account investments, excluding reinsurance assets 2011	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
Sovereign exposure	-	6,430	89	9,085	-	2,632	-	172	89	18,320	18,409
AAA	718	10,014	379	1,612	-	150	-	246	1,097	12,765	13,862
AA	3,505	9,337	359	1,883	-	1,756	56	1,245	3,920	14,219	18,139
A	2,478	26,382	178	3,185	-	3,557	36	1,011	2,692	34,152	36,844
BBB	797	18,930	72	1,642	-	1,639	44	689	913	22,910	23,823
BB	283	2,088	20	189	-	109	11	409	314	2,794	3,108
B	4	1,050	6	7	-	24	3	26	13	1,106	1,119
CCC or lower	7	554	-	24	-	-	-	16	7	594	601
Assets not rated	2,177	4,555	17,356	12,591	8	55	492	178	20,033	17,635	37,668

Total	9,969	79,340	18,459	30,218	8	9,922	642	3,991	29,078	124,495	153,573

Past due and / or impaired assets	291	1,426	367	227	-	24	169	(9)	827	1,686	2,513

At December 31	10,260	80,766	18,826	30,445	8	9,946	811	4,000	29,905	126,181	156,086

[1]	Includes investments of Holding and other activities.

Annual Report on Form 20-F 2012	185

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2012	Carrying value 2011
AAA	6	5
AA	3,970	7,891
A	5,546	2,213
Below A	1,895	43
Not rated	474	1,287
At December 31	11,891	11,439

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2012	Americas	The Netherlands	United Kingdom	New Markets	Total 2012 1)	Of which past due and / or impaired assets
Residential mortgage backed securities (RMBSs)	5,079	1,141	639	323	7,183	1,232

Commercial mortgage backed securities (CMBSs)	5,227	9	438	147	5,821	65

Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	507	781	-	-	1,287	18
ABSs – Other	2,476	322	1,055	61	3,915	61
Financial - Banking	5,103	1,812	1,671	418	9,743	27
Financial - Other	13,086	235	1,453	258	15,051	8
Industrial	25,986	2,822	2,180	1,055	32,042	25
Utility	5,403	610	878	248	7,138	3
Sovereign exposure	9,611	11,523	2,966	1,522	25,625	-
At December 31	72,478	19,255	11,280	4,032	107,805	1,439

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2012 1)	Of which past due and / or impaired assets
Agricultural	261	-	-	-	261	30
Apartment	1,152	-	-	-	1,152	-
Industrial	1,095	-	-	-	1,095	46
Office	2,314	16	-	-	2,330	46
Retail	1,728	17	-	-	1,745	45
Other commercial	253	40	-	-	293	12
Residential	34	19,818	-	349	20,201	667
At December 31	6,837	19,891	-	349	27,077	846

[1]	Includes investments of Holding and other activities.

186	Notes to the consolidated financial statements of Aegon N.V. Note 4

Credit risk concentrations – debt securities and money market investments 2011	Americas	The Netherlands	United Kingdom	New Markets	Total 2011 1)	Of which past due and / or impaired assets
Residential mortgage backed securities (RMBSs)	5,031	1,300	527	302	7,160	1,127

Commercial mortgage backed securities (CMBSs)	5,964	2	384	137	6,487	4

Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	633	732	-	-	1,365	23
ABSs – Other	3,131	262	986	59	4,440	71
Financial - Banking	4,942	2,806	1,289	444	10,209	35
Financial - Other	13,744	289	1,151	264	15,463	28
Industrial	26,332	2,316	2,006	1,010	31,665	28
Utility	5,678	438	821	259	7,196	34
Sovereign exposure	9,096	9,495	2,726	1,589	22,906	-
At December 31	74,551	17,640	9,890	4,064	106,891	1,350

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2011	Of which past due and / or impaired assets
Agricultural	352	-	-	-	352	66
Apartment	1,459	-	-	-	1,459	8
Industrial	1,372	-	-	-	1,372	38
Office	2,783	29	-	-	2,812	110
Retail	1,816	18	-	-	1,834	60
Other commercial	295	37	-	-	332	11
Residential	39	17,465	-	347	17,851	527
At December 31	8,116	17,549	-	347	26,012	820

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2012 amounts to EUR 7,317 million (2011: EUR 8,563 million). The loan to value (LTV) amounts to about 61% (2011: 64%). Of the portfolio 1.43% (2011: 2.37%) is in delinquency (defined as 60 days in arrears). In 2012, Aegon Americas recognized EUR 24 million impairments (net of recoveries) on this portfolio. In 2012, Aegon Americas foreclosed upon, or recovered EUR 83 million of real state. The 2012 additional recoveries associated with these loans at the time of foreclosure amounted to EUR 2 million (2011: impairment of EUR 4 million).

The fair value of Aegon The Netherlands mortgage loan portfolio as per December 31, 2012 amounts to EUR 24,114 million (2011: EUR 18,910 million). The LTV amounts to about 92% (2011: 94%). A significant part of the portfolio (53%; 2011: 54%) is government guaranteed. Of the portfolio, 2.4% (2011: 1.0%) is in delinquency (defined as 60 days in arrears). Impairments in 2012 amounted to EUR 16 million (2011: EUR 12 million). Historical defaults of the portfolio have been between 2 and 9 basis points per year.

Included in the debt securities and money market investments are EUR 189 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2011: EUR 168 million), of which EUR 31 million government bonds (2011: EUR 31 million) and EUR 158 million corporate exposure (2011: EUR 137 million).

Monoline insurers

About EUR 0.9 billion of the bonds in Aegon USA’s portfolio are insured by monoline insurers (2011: EUR 1.1 billion), of which EUR 419 million of bonds (2011: EUR 516 million) in the EUR 1.2 billion subprime portfolio (2011: EUR 1.4 billion). Expected claims against the monolines amount to EUR 108 million (2011: EUR 120 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

Annual Report on Form 20-F 2012	187

The following table breaks down bonds in Aegon USA’s portfolio that are insured by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

	2012		2011
Bonds insured by monoline insurers	Amortized cost	Fair value	Amortized cost	Fair value
AAA	53	57	121	125
AA	224	208	274	233
< AA	615	541	752	614
At December 31	892	806	1,147	972

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 892 million (2011: EUR 1,147 million) indirect exposure on the monoline insurers, 34% relates to MBIA, 27% to AMBAC, 7% to FGIC and 24% to FSA (2011: 34% related to MBIA, 25% to AMBAC, 10% to FGIC and 26% to FSA).

At the end of 2012, Aegon USA had no indirect exposure via wrapped bonds via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are Aegon’s counterparty (2011: EUR 8 million which was entirely related to MBIA).

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) and held to maturity (HTM) portfolios, are as follows as of December 31:

2012	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government	5,067	779	(9)	5,837	5,256	581
Dutch Government	3,483	448	(1)	3,930	3,729	200
Other Government	13,134	1,957	(50)	15,041	13,517	1,524
Mortgage backed securities	10,381	839	(326)	10,894	8,626	2,268
Asset backed securities	7,037	475	(440)	7,072	4,389	2,683
Corporate	47,864	6,455	(585)	53,734	48,584	5,151
Money market investments	8,713	-	-	8,713	8,713	-
Other	1,147	123	(56)	1,214	854	360
Total	96,826	11,076	(1,467)	106,435	93,668	12,767

Of which held by Aegon Americas, NL and UK	93,066	10,793	(1,397)	102,462	90,513	11,949

188	Notes to the consolidated financial statements of Aegon N.V. Note 4

2011	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government	5,046	765	(17)	5,794	4,669	1,125
Dutch Government	3,436	341	-	3,777	3,702	75
Other Government	11,241	1,606	(168)	12,679	10,496	2,183
Mortgage backed securities	11,756	526	(746)	11,536	7,885	3,651
Asset backed securities	8,006	339	(738)	7,607	3,520	4,087
Corporate	50,268	4,866	(1,637)	53,497	41,962	11,535
Money market investments	9,382	-	-	9,382	9,382	-
Other	929	48	(90)	887	368	519
Total	100,064	8,491	(3,396)	105,159	81,984	23,175

Of which held by Aegon Americas, NL and UK	96,086	8,288	(3,204)	101,170	79,800	21,370

Unrealized bond losses by sector

The composition by industry categories of debt securities and money market investments that are included in Aegon’s available-for-sale and held to maturity portfolios in an unrealized loss position held by Aegon at December 31 is presented in the following table:

	December 31, 2012		December 31, 2011
Unrealized losses - debt securities and money market investments	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	2,121	(413)	3,084	(838)
Commercial mortgage backed securities (CMBSs)	857	(103)	1,616	(211)
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	993	(86)	1,277	(197)
ABSs - Other	980	(164)	1,765	(238)
Financial Industry - Banking	1,503	(336)	4,846	(896)
Financial Industry - Brokerage	21	(3)	73	(8)
Financial Industry - Insurance	573	(58)	1,011	(226)
Financial Industry - REITs	148	(5)	291	(12)
Financial Industry - Financial other	218	(28)	494	(84)
Industrial - Basic Industry	182	(6)	426	(23)
Industrial - Capital Goods	248	(14)	489	(44)
Industrial - Consumer cyclical	338	(20)	516	(55)
Industrial - Consumer non-cyclical	447	(17)	538	(28)
Industrial - Energy	200	(14)	353	(37)
Industrial - Technology	187	(8)	304	(15)
Industrial - Transportation	320	(23)	400	(39)
Industrial - Communications	242	(16)	822	(79)
Industrial - Industrial other	71	(9)	220	(32)
Utility - Electric	285	(17)	508	(48)
Utility - Natural gas	105	(5)	165	(6)
Utility - Utility other	2	-	21	(1)
Sovereign	2,371	(65)	3,437	(189)
Total	12,412	(1,410)	22,656	(3,306)

Of which held by Aegon Americas, NL and UK	11,590	(1,341)	20,851	(3,114)

Annual Report on Form 20-F 2012	189

	December 31, 2012		December 31, 2011
Unrealized losses - debt securities and money market investments held by Aegon Americas, Aegon The Netherlands and Aegon UK	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	1,987	(397)	2,884	(805)
Commercial mortgage backed securities (CMBSs)	847	(102)	1,608	(210)
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	993	(86)	1,277	(197)
ABSs - Other	967	(162)	1,738	(235)
Financial Industry - Banking	1,414	(328)	4,588	(846)
Financial Industry - Brokerage	21	(3)	73	(8)
Financial Industry - Insurance	555	(58)	979	(222)
Financial Industry - REITs	148	(5)	284	(12)
Financial Industry - Financial other	175	(16)	415	(65)
Industrial - Basic Industry	179	(5)	413	(22)
Industrial - Capital Goods	240	(13)	484	(43)
Industrial - Consumer cyclical	332	(19)	502	(53)
Industrial - Consumer non-cyclical	425	(17)	521	(27)
Industrial - Energy	198	(14)	337	(36)
Industrial - Technology	187	(8)	297	(14)
Industrial - Transportation	304	(22)	392	(38)
Industrial - Communications	227	(14)	770	(72)
Industrial - Industrial other	51	(5)	184	(27)
Utility - Electric	278	(16)	463	(45)
Utility - Natural gas	97	(4)	161	(6)
Utility - Utility other	2	-	17	(1)
Sovereign	1,963	(47)	2,464	(130)
Total	11,590	(1,341)	20,851	(3,114)

The information presented above is subject to rapidly changing conditions. As such, Aegon expects the level of securities with overall unrealized losses to fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2012, there are EUR 10,670 million of gross unrealized gains and EUR 1,341 million of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon The Netherlands and Aegon UK. No one issuer represents more than 4% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 51 million and relates to Belfius Bank SA, a bank owned by the Belgian government which was created subsequent to the restructuring of Dexia SA.

Financial and credit market conditions were generally strong in the second half of 2012 after being mixed in the first half. Developed-world growth remains below potential, frustrating attempts to generate a strong recovery. The credit crisis that began as a result of the subprime mortgage loan crisis continues to evolve into concerns about governmental borrowing and debt levels across much of the world. European sovereign debt rallied significantly over the second half of the year as policy efforts to stabilize sovereign and banking credit have begun to get traction. High governmental debt levels remain a concern in the US, as well, including those of state and local governments. Most world equity markets performed well during the second half of 2012 and now show strong gains for the year. In the U.S., the Federal Reserve maintained a Fed Funds rate near zero. US Treasury rates remained in a relatively low yield range during the second half of 2012, reflecting concerns about future growth, strong Federal Reserve market intervention, and reduced market concern about inflation. Corporate default rates remained low in 2012 due largely to readily available access to funding and strong corporate balance sheet fundamentals. Commodity prices have been mixed in 2012 with energy prices generally low.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations of the issuer, 5) high probability of bankruptcy of the issuer, or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a

190	Notes to the consolidated financial statements of Aegon N.V. Note 4 negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector, which have unrealized loss positions greater than EUR 25 million, will be disclosed separately. Furthermore, quality ratings of investment portfolios are based on a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

Residential mortgage-backed securities

Aegon Americas, Aegon The Netherlands and Aegon UK hold EUR 6,763 million of residential mortgage-backed securities (RMBS), of which EUR 4,979 million is held by Aegon USA, EUR 639 million by Aegon UK and EUR 1,141 million by Aegon The Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 97 million (2011: EUR 133 million), which are classified as fair value through profit or loss.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	-	1,336	193	-	-	1,529	1,632
Prime Jumbo	10	11	3	14	252	290	290
Alt-A	18	43	-	10	571	642	735
Negative Amortization Floaters	-	36	18	44	728	826	858
Reverse Mortgage RMBS	-	-	-	222	77	299	213
Subprime mortgage 1)	177	285	61	69	644	1,236	1,124
Manufactured housing 1)	22	15	12	24	7	80	80
Other housing 1)	46	-	-	-	-	46	47
At December 31, 2012	273	1,726	287	383	2,279	4,948	4,979

Of which insured	5	174	13	16	284	492	427

[1]	Reported as part of asset backed securities in the table on page 187.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	-	1,733	4	-	-	1,737	1,824
Prime Jumbo	63	11	8	10	248	340	318
Alt-A	27	-	-	11	541	579	577
Negative Amortization Floaters	136	17	43	29	680	905	621
Reverse Mortgage RMBS	-	4	-	242	89	335	262
Subprime mortgage 1)	415	292	20	62	591	1,380	1,116
Manufactured housing 1)	32	17	14	35	9	107	106
Other housing 1)	70	-	-	-	-	70	69
At December 31, 2011	743	2,074	89	389	2,158	5,453	4,893

Of which insured	20	140	19	30	325	534	423

[1]	Reported as part of asset backed securities in the table on page 188.

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

Annual Report on Form 20-F 2012	191

of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 25% with a weighted average of approximately 4.8%, assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 84.6%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 54.3%. Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 87.2%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 62% to 103%, with a weighted average of approximately 72.9%.

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

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon The Netherlands and Aegon UK amount to EUR 397 million, of which EUR 351 million relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS is EUR 157 million, including a EUR 31 million net unrealized gain relating to positions of Aegon USA. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

The fair values of Aegon USA’s RMBS instruments were determined as follows:

	Level II	Level III	Total 2012	Level II	Level III	Total 2011
RMBS	4,730	349	5,079	4,504	515	5,019

RMBS Alt-A Mortgages

Aegon’s RMBS portfolio includes exposure to securitized home loans classified as Alt-A, fully owned by Aegon USA. This AFS portfolio totals EUR 735 million at December 31, 2012, with net unrealized gains of EUR 93 million, compared to a net unrealized loss position at December 31, 2011. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

RMBS Alt-A mortgages by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Vintage year
2004 & Prior	18	4	-	8	10	40	42
2005	-	-	-	2	91	93	107
2006	-	-	-	-	210	210	255
2007	-	39	-	-	186	225	258
2008	-	-	-	-	74	74	73
At December 31, 2012	18	43	-	10	571	642	735

192	Notes to the consolidated financial statements of Aegon N.V. Note 4

RMBS Alt-A mortgages by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Vintage year
2004 & Prior	27	-	-	9	12	48	49
2005	-	-	-	2	90	92	93
2006	-	-	-	-	122	122	123
2007	-	-	-	-	215	215	209
2008	-	-	-	-	102	102	103
At December 31, 2011	27	-	-	11	541	579	577

Negative Amortization (Option ARMs) Mortgages

As part of Aegon’s RMBS portfolio, Aegon holds EUR 858 million of securitized negative amortization mortgages with net unrealized gains of EUR 32 million at December 31, 2012, fully owned by Aegon USA. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

Aegon USA’s portfolio of securitized exposure to negative amortization mortgages is primarily invested in super-senior securities. The tables below summarize the credit quality and the vintage year of the available-for-sale negative amortization mortgages of Aegon USA. Additionally, Aegon USA has investments in RMBS negative amortization mortgages of EUR 0.2 million (2011: EUR 1 million), which are classified as fair value through profit or loss.

RMBS Negative amortization mortgages
Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	-	-	14	-	5	19	19
2005	-	35	4	44	240	323	294
2006	-	-	-	-	304	304	346
2007	-	-	-	-	179	179	198
2008	-	-	-	-	1	1	1
At December 31, 2012	-	35	18	44	729	826	858

RMBS Negative amortization mortgages
Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	-	-	16	-	6	22	15
2005	136	17	27	29	129	338	213
2006	-	-	-	-	337	337	242
2007	-	-	-	-	197	197	140
2008	-	-	-	-	11	11	11
At December 31, 2011	136	17	43	29	680	905	621
RMBS - Reverse Mortgages

As part of Aegon’s AFS RMBS portfolio, Aegon holds EUR 213 million of securitized reverse mortgages, with net unrealized losses of EUR 86 million at December 31, 2012, fully owned by Aegon USA. Reverse mortgages are loans in which a senior homeowner borrows to release the equity available in his home. No repayment is required until the borrower dies or sells the home. At time of origination, the loan is structured so that the home value will exceed the loan amount at liquidation, taking into account the rate at which interest is accruing, expected home price movements, and the expected length of the loan.

Annual Report on Form 20-F 2012	193

The table below summarizes vintage and quality of the AFS RMBS - reverse mortgages portfolio of Aegon USA.

RMBS Reverse Mortgages by quality						Total	Total
						amortized	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
2005 & Prior	-	-	-	-	77	77	59
2006	-	-	-	65	-	65	46
2007	-	-	-	157	-	157	108
At December 31, 2012	-	-	-	222	77	299	213

RMBS Reverse Mortgages by quality						Total	Total
						amortized	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
2005 & Prior	-	-	-	-	89	89	84
2006	-	-	-	74	-	74	56
2007	-	-	-	168	-	168	117
2011	-	4	-	-	-	4	5
At December 31, 2011	-	4	-	242	89	335	262

RMBS - Subprime Mortgages

As part of Aegon’s AFS RMBS portfolio, Aegon holds EUR 1,124 million of securitized RMBS - Subprime mortgages, with net unrealized losses of EUR 112 million at December 31, 2012, fully owned by Aegon USA. RMBS - Subprime mortgages are secured by pools of residential mortgage loans primarily those which are categorized as subprime.

Aegon categorizes mortgage backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score (FICO) of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. Aegon also categorizes mortgage backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The table below summarizes vintage and quality of the AFS RMBS - Subprime mortgage portfolio of Aegon USA. Additionally, Aegon USA has investments in RMBS Subprime mortgages of EUR 4 million (2011: EUR 4 million), which are classified as fair value through profit or loss.

194	Notes to the consolidated financial statements of Aegon N.V. Note 4

The table below summarizes the comparative information on vintage and quality of the AFS RMBS - subprime mortgage portfolio of Aegon USA.

Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Of which insured	Total fair value
2004 & Prior	57	58	42	18	61	236	38	225
2005	25	30	4	-	106	165	-	153
2006	38	39	-	12	50	139	9	160
2007	28	118	-	-	41	187	85	197
2008	-	32	-	-	-	32	32	27
Total Sub-prime Mortgages- fixed rate	148	277	46	30	258	759	164	762
2004 & Prior	3	4	-	1	34	42	27	31
2005	3	-	3	26	22	54	-	48
2006	-	-	2	4	65	71	7	36
2007	-	-	-	-	83	83	18	54
2008	-	-	-	-	-	-	-	-
Total Sub-prime Mortgages- floating rate	6	4	5	31	204	250	52	169
2004 & Prior	23	2	5	8	6	44	19	40
2005	-	-	-	-	24	24	24	24
2006	-	-	5	-	50	55	55	55
2007	-	2	-	-	102	104	104	74
Total Second Lien Mortgages 1)	23	4	10	8	182	227	202	193

At December 31, 2012	177	285	61	69	644	1,236	418	1,124

1 Second lien collateral primarily composed of loans to prime and Alt-A borrowers.

Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Of which insured	Total fair value
2004 & Prior	216	52	6	8	32	314	55	288
2005	99	44	-	4	50	197	-	170
2006	18	42	-	-	50	110	11	99
2007	31	110	-	2	46	189	93	160
2008	-	34	-	-	-	34	34	27
Total Sub-prime Mortgages- fixed rate	364	282	6	14	178	844	193	744
2004 & Prior	3	4	-	1	38	46	30	32
2005	14	-	-	21	10	45	-	31
2006	2	-	-	2	69	73	7	26
2007	-	-	-	3	85	88	21	49
2008	-	-	-	-	-	-	-	-
Total Sub-prime Mortgages- floating rate	19	4	-	27	202	252	58	138
2004 & Prior	32	3	6	21	8	70	35	61
2005	-	-	-	-	30	30	30	29
2006	-	-	8	-	52	60	60	58
2007	-	3	-	-	121	124	124	86
Total Second Lien Mortgages 1)	32	6	14	21	211	284	249	234

At December 31, 2011	415	292	20	62	591	1,380	500	1,116

1 Second lien collateral primarily composed of loans to prime and Alt-A borrowers.

There is one individual issuer rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

Annual Report on Form 20-F 2012	195

	Category	Fair value	Unrealized Loss	Rating	Aging of unrealized Loss

Soundview Hm Eq Ln 2006-OPT11	RMBS - Subprime Mortgage	7	(38)	CC	> 24 months

For the RMBS - Subprime mortgage holding, the underlying collateral pool has experienced higher than expected delinquencies and losses, which was further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pool having reduced cash flows in comparison to expectations at origination. Increased losses have eroded the subordination in this security, which in turn has led to a decline in the level of protection to Aegon’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest.

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on Aegon’s tranches. As the remaining unrealized losses in the RMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2012.

Commercial mortgage-backed securities

Aegon Americas, Aegon The Netherlands and Aegon UK hold EUR 5,606 million of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,137 million is held by Aegon USA, EUR 438 million by Aegon UK and EUR 8 million by Aegon The Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon The Netherlands and Aegon UK amounts to EUR 102 million, of which EUR 102 million relates to positions of Aegon USA. The total net unrealized gain on CMBS is EUR 344 million, of which EUR 247 million (2011: EUR 64 million) relates to positions of Aegon USA. The commercial real estate market previously experienced a deterioration in property level fundamentals over 2008-2010, which led to an increase in CMBS loan-level delinquencies. The introduction of 30% credit enhanced tranches within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Over the last year, the CMBS market experienced several positive factors as commercial real estate fundamentals have begun to display some signs of stabilization. The pace of credit deterioration appears to be moderating as property transactions have increased and there is greater availability of financing for commercial real estate. Liquidity has improved within the CMBS market, but a broad re-pricing of risk has kept credit spreads on legacy subordinate CMBS tranches at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 62 million (2011: EUR 81 million), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,678	354	394	212	168	4,806	5,095
CMBS and CRE CDOs	-	-	1	19	64	84	42
At December 31, 2012	3,678	354	395	231	232	4,890	5,137

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,075	371	856	211	160	5,673	5,792
CMBS and CRE CDOs	11	10	10	39	46	116	61
At December 31, 2011	4,086	381	866	250	206	5,789	5,853

196	Notes to the consolidated financial statements of Aegon N.V. Note 4

The table below summarizes vintage and quality of the available-for-sale CMBS portfolio of Aegon USA.

Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	338	134	38	10	58	578	565
2005	436	9	27	43	25	540	565
2006	941	45	34	6	68	1,094	1,161
2007	765	86	241	154	81	1,327	1,399
2008	113	76	54	19	-	262	275
2009	70	2	-	-	-	72	82
2010	297	-	-	-	-	297	332
2011	202	-	-	-	-	202	225
2012	516	2	-	-	-	518	533
At December 31, 2012	3,678	354	394	232	232	4,890	5,137

Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	856	160	53	16	46	1,131	1,116
2005	528	26	155	53	10	772	785
2006	1,104	84	125	23	55	1,391	1,418
2007	912	84	380	158	94	1,628	1,642
2008	140	19	153	-	-	312	302
2009	72	6	-	-	-	78	86
2010	301	3	-	-	-	304	321
2011	173	-	-	-	-	173	183
At December 31, 2011	4,086	382	866	250	205	5,789	5,853

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

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2012.

The fair values of Aegon USA’s CMBS instruments were determined as follows:

	Level II	Level III	Total 2012	Level II	Level III	Total 2011
CMBS	5,145	54	5,199	5,875	60	5,935

Asset-backed securities

Aegon Americas, Aegon The Netherlands and Aegon UK hold EUR 5,124 million of AFS ABS instruments of which EUR 2,907 million is held by Aegon USA. The total gross unrealized loss on ABSs is EUR 248 million, of which EUR 139 million relates to positions of Aegon USA, and the total net unrealized gain on ABSs is EUR 43 million, of which EUR 51 million net losses relates to positions of Aegon USA. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings. The breakdown of quality of the available-for-sale ABS portfolio of Aegon USA is as follows:

Annual Report on Form 20-F 2012	197

Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit Cards	386	63	313	112	3	877	913
Autos	287	4	-	-	-	291	297
Small business loans	5	10	46	152	87	300	242
CDOs backed by ABS, Corp. Bonds, Bank loans	260	207	15	-	30	512	501
Other ABS	382	255	88	90	163	978	954
At December 31, 2012	1,320	539	462	354	283	2,958	2,907

Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit Cards	768	52	199	330	5	1,354	1,397
Autos	321	45	-	-	41	407	412
Small business loans	58	21	60	167	63	369	296
CDOs backed by ABS, Corp. Bonds, Bank loans	343	298	23	-	36	700	634
Other ABS	370	243	145	71	190	1,019	942
At December 31, 2011	1,860	659	427	568	335	3,849	3,681

The fair values of Aegon USA’s ABS instruments were determined as follows:

	Level II	Level III	Total 2012	Level II	Level III	Total 2011
ABSs	1,981	926	2,907	2,637	1,044	3,681

ABS - Small Business Loans

The net unrealized loss on the ABS - small business loans is EUR 58 million. The unrealized loss in the ABS - small business loan portfolio is a function of increased credit spreads for existing positions and a lengthening of expected cash flows as refinancing activities within this sector have slowed. Additionally, delinquencies and losses in the collateral pools within Aegon’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses. Aegon’s ABS - small business loan portfolio is concentrated in senior note classes. Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, Aegon’s positions are also supported by subordinated note classes. Aegon’s ABS - small business loan portfolio is also primarily secured by commercial real estate, with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. Positions are monitored monthly with cash flow modeling updated and reviewed quarterly on all securities within the sector. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. The remaining ABS - small business loan portfolio positions are not considered impaired as of December 31, 2012.

There is one individual issuer rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

	Category	Fair value	Unrealized Loss	Rating	Aging of unrealized Loss
	ABS - Small
Bayview Comm Asset TR 2007-5A	Business Loan	8	(25)	D	> 24 months

For the ABS - Small Business Loan holding, the underlying collateral pool has experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining commercial real estate values. This has led to the underlying collateral pool having reduced cash flows in comparison to expectations at origination. Increased collateral losses have reduced the subordination available as credit enhancement to this security, which in turn has led to a decline in the level of protection to Aegon’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling

198	Notes to the consolidated financial statements of Aegon N.V. Note 4 continues to indicate full recovery of principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2012.

ABS - CDOs backed by ABS, corporate bonds, bank loans

The net unrealized loss on the CDOs backed by ABS, Corporate Bonds, and Bank Loans is EUR 11 million. CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. The remaining CDO portfolio positions are not considered impaired as of December 31, 2012.

There is one individual issuer rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

	Category	Fair value	Unrealized Loss	Rating	Aging of unrealized Loss
SVG Diamond Holdings II Limited	ABS - CDO	90	(28)	BBB, CCC	> 24 months

For the ABS - CDO holding, the underlying collateral pool contains exposure to roughly 40 private equity funds containing approximately 500 distinct investments in the underlying portfolio of companies. Due to the worsened economic climate the valuation of the underlying private equity investments has declined in comparison to expectations at origination. Increased collateral losses have reduced the subordination available as credit enhancement to this security, which in turn has led to a decline in the level of protection to Aegon’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2012.

Other ABSs

The net unrealized loss on Other ABSs is EUR 24 million. ABS - other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the ABS - other portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as December 31, 2012.

Financial

The Financial Industry sector is further subdivided into banking, brokerage, insurance, REIT’s and financial other. Companies within Aegon’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market.

In spite of weak global economic growth, market sentiment improved in the second half of 2012 following important steps towards addressing the European Sovereign Debt Crisis coupled with large-scale interventions by central banks. Beginning with the EU Summit in June, EU leaders have committed to decisive steps to strengthen the common currency, including steps to create a stronger Banking Union and Fiscal Union for the euro area. The creation of the European Stability Mechanism (ESM) and a Single Supervisory Mechanism to regulate banks in the Eurozone has helped calm concerns that the euro currency is not strong enough to survive a funding crisis or banking crisis in a member state. Furthermore the European Central Bank has committed to stabilize the common currency by purchasing government bonds under its new Outright Monetary Purchase (OMT) program. In the U.S. economic conditions appear to be improving, the Federal Reserve has committed to ongoing quantitative easing until labor market conditions improve, and the Fiscal Cliff agreement provided near-term relief.

Banking

The banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 8,319 million (2011: EUR 10,209 million) of AFS bonds issued by banks. The net unrealized gain on these bonds amounts to EUR 326 million (2011: EUR 680 million). The unrealized losses in the banking sub-sector primarily reflect the size of Aegon’s holdings, low floating

Annual Report on Form 20-F 2012	199

rate coupons on some securities, and credit spread widening in the sector due to the Sovereign debt crisis in Europe as well as residual impact from both the U.S. financial crisis concerns over the U.S. Fiscall Cliff. As a whole, the sub-sector improved in the second half of 2012, following a volatile first half. Decisive steps by EU leaders and world central banks to stabilize the euro and improve funding conditions calmed investor concerns that a euro breakup was imminent. Credit spreads continue to reflect some uncertainty over new efforts by regulators to impose “burden sharing” on creditors in order to quickly stabilize or wind up troubled banks. While these measures have made securities more volatile in the near-term, new, more stringent global legislation on bank capital and liquidity requirements, is intended to reduce overall risk in the sector going forward and decouple troubled banks from the Sovereign. Furthermore, central banks appear committed to providing liquidity to the market, while asset write-downs and credit losses have diminished substantially in all but the most troubled countries.

The value of Aegon’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights Aegon’s credit risk to capital securities within the banking sector:

	Americas	The Netherlands	United Kingdom	New Markets	Amortized cost	Fair Value
Hybrid	120	-	25	-	145	155
Trust preferred	453	-	17	-	470	400
Tier 1	217	-	240	20	477	451
Upper Tier 2	433	-	78	4	514	348
At December 31, 2012	1,223	-	360	24	1,606	1,354

Hybrid	163	-	26	-	189	157
Trust preferred	572	-	17	-	589	466
Tier 1	311	165	393	36	905	680
Upper Tier 2	438	24	126	10	598	394
At December 31, 2011	1,484	189	562	46	2,281	1,697

There are four individual issuers rated below investment grade in the banking sub-sector which have unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized Loss	Rating	Aging of unrealized Loss
Belfius Bank & Insurance	Banking	53	(51)	B	> 24 months
Lloyds Banking Group PLC	Banking	49	(33)	BB+ / BB	> 24 months
Royal Bank of Scotland Group PLC	Banking	49	(30)	BB+ / BB-	> 24 months
Bank of America Corp	Banking	89	(28)	BB+	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 53 million as of December 31, 2012. These below investment grade securities are Upper Tier 2 and had gross unrealized losses of EUR 51 million as of December 31, 2012. Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. Aegon’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements.

200	Notes to the consolidated financial statements of Aegon N.V. Note 4

Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2012.

Aegon’s available-for-sale debt securities for Lloyds Banking Group PLC have a fair value of EUR 59 million as of December 31, 2012, of which EUR 49 million relates to holdings rated below investment grade. The Upper Tier 2 securities are rated from BB+ to BB depending on the individual features of the debt securities. As of December 31, 2012 gross unrealized losses were EUR 34 million, of which EUR 33 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 40.2% of the combined Lloyds Banking Group PLC. As a result of the state aid that Lloyds received during the height of the crisis, the European Commission, among other things, required the Group to cancel dividends and coupons on existing discretionary-pay hybrid securities for a two year period beginning January 31, 2010. As a result of the coupon ban, in 2010 Aegon impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The two-year ban has expired and Lloyds is paying coupons (and paid all arrears of interest) on Aegon’s securities. Lloyds continues to make progress on its restructuring plans, showing improvement in the profitability levels of its core businesses, lowering balance sheet leverage, improving capital ratios, reducing reliance on wholesale funding, and significantly increasing liquidity reserves. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met going forward and these remaining investments are not impaired as of December 31, 2012.

Aegon’s available-for-sale debt securities for Royal Bank of Scotland Group plc (RBS) have a fair value of EUR 49 million as of December 31, 2012, which are all rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB+ to BB-, depending on the individual features of the debt securities. As of December 31, 2012 gross unrealized losses were EUR 30 million, of which EUR 30 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. The bank was impacted by the global financial market crisis in 2008 and, ultimately, the UK government was forced to take a majority equity stake in the bank to stabilize it. In addition, a large portion of RBS’ riskiest assets where placed under the UK’s Asset Protection Plan (APS), limiting the potential loss to RBS. RBS announced its exit from the APS program in October, the culmination of several years of hard work to get its balance sheet and funding needs downsized to a sustainable level. In light of the significant amount of state aid that RBS received, the European Commission, among other things, required RBS to defer dividends and coupons on certain of its existing hybrid securities (including certain Tier 1, Upper Tier 2, preference and B shares) for two years from April 30, 2010. As such, in 2010, Aegon impaired its RBS securities with optional deferral language and non-cumulative coupons. The coupon ban has since expired. RBS continues to make progress on its restructuring plan, showing improvement in the profitability levels of its core businesses, lowering balance sheet leverage, improving capital ratios, reducing reliance on wholesale funding, and significantly increasing liquidity reserves. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these remaining investments are not impaired as of December 31, 2012.

Aegon’s available-for-sale debt securities for Bank of America Corp (BAC) have a fair value of EUR 104 million as December 31, 2012, of which EUR 89 million relates to holdings rated below investment grade. As of December 31, 2012 gross unrealized losses were EUR 30 million, of which EUR 28 million relates to holdings below investment grade. BAC is one of the largest banking organizations in the US. While challenges remain for BAC, particularly in the mortgage business, the process of stabilization in the credit profile appears to be ongoing, including an emphasis on actions to build capital, reduce non-core assets and restore confidence. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2012.

Financial Industry Other

The unrealized losses in this sub-sector primarily reflect general spread widening on companies due to several factors. These include mortgage market, low interest rate environment, equity market and economic issues plus increased liquidity and capital markets concerns, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2012.

There are no individual issuers rated below investment grade in the financial industry other sub-sector which have unrealized losses greater than EUR 25 million.

Annual Report on Form 20-F 2012	201

Industrial

The Industrial sector is further subdivided into various sub sectors Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2012.

Utility

The Utility sector is further subdivided into electrical, natural gas and other sub-sectors. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2012.

Sovereign

Aegon Americas, Aegon The Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. All of the issuers in the sovereign sector continue to make payments in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2012.

European peripheral countries

	Americas		The Netherlands		United Kingdom		New Markets		December 31, 2012 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	16	16	46	38	16	18	29	25	107	97
Italy	182	181	262	270	238	226	71	76	753	753
Ireland	235	262	212	192	13	14	15	16	475	484
Greece	23	25	4	2	-	-	-	-	27	27
Spain	245	256	446	435	179	180	1,618	1,555	2,488	2,426
	701	740	970	937	446	438	1,733	1,672	3,850	3,787

	Americas		The Netherlands		United Kingdom		New Markets		December 31, 2011 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	52	52	70	45	28	26	52	34	202	157
Italy	230	200	490	445	278	220	97	84	1,095	949
Ireland	258	279	220	194	88	98	16	13	582	584
Greece	22	23	5	4	6	3	1	1	34	32
Spain	327	316	843	759	272	265	1,752	1,624	3,194	2,965
	889	871	1,628	1,447	673	612	1,842	1,757	5,107	4,687

As part of Aegon’s de-risking activities, exposure to the European peripheral countries (Portugal, Italy, Ireland, Greece and Spain) has been reduced over the past year. The highest concentration remains in Spain, which is a reflection of Aegon’s operations in that country. The figures included in the table below are shown on a gross basis and do not reflect the effect of any hedging activities and include Aegon’s proportionate share in the investments of its associates, of which CAM Aegon Holding Financiero (Spain) is the most significant.

202	Notes to the consolidated financial statements of Aegon N.V. Note 4

									December 31, 2012
	Central Government		Banks		RMBS		Corporates and other		Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	4	4	13	10	36	32	54	51	107	97
Italy	43	43	86	84	35	36	589	590	753	753
Ireland	20	20	-	-	160	140	295	324	475	484
Greece	-	-	-	-	4	2	23	25	27	27
Spain	897	875	198	188	686	638	707	725	2,488	2,426
	964	942	297	282	921	848	1,668	1,715	3,850	3,787

									December 31, 2011
	Central Government		Banks		RMBS		Corporates and other		Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	7	28	22	66	48	95	80	202	157
Italy	46	38	243	206	54	50	752	654	1,095	949
Ireland	30	26	11	12	260	243	281	303	582	584
Greece	1	1	11	7	-	-	22	24	34	32
Spain	1,022	962	436	366	928	840	808	797	3,194	2,968
	1,112	1,034	729	613	1,308	1,181	1,958	1,858	5,107	4,687

Aegon does not have credit protection against exposure in the countries included in the tables.

In 2012, Aegon did not record any impairments on its exposure to central governments of the European peripheral countries (2011: nil).

Unrealized loss by maturity

The table below shows the composition by maturity of all debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by Aegon Americas, Aegon The Netherlands and Aegon UK.

	December 31, 2012		December 31, 2011
	Carrying value of		Carrying value of
	securities with gross	Gross unrealized	securities with gross	Gross unrealized
	unrealized losses	losses	unrealized losses	losses
One year or less	939	(22)	1,710	(68)
Over 1 thru 5 years	2,938	(198)	6,026	(582)
Over 5 thru 10 years	2,251	(286)	4,859	(708)
Over 10 years	5,462	(835)	8,256	(1,756)
Total	11,590	(1,341)	20,851	(3,114)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by Aegon Americas, Aegon The Netherlands and Aegon UK.

Annual Report on Form 20-F 2012	203

	December 31, 2012		December 31, 2011
	Carrying value of		Carrying value of
	securities with gross	Gross unrealized	securities with gross	Gross unrealized
	unrealized losses	losses	unrealized losses	losses
Treasury Agency	1,748	(18)	1,996	(53)
AAA	1,029	(17)	2,700	(207)
AA	1,417	(109)	2,271	(277)
A	2,079	(174)	5,064	(556)
BBB	3,031	(355)	5,842	(983)
BB	1,114	(228)	1,449	(434)
B	701	(207)	747	(240)
Below B	471	(233)	782	(364)
Total	11,590	(1,341)	20,851	(3,114)

The table below provides the length of time a security has been below cost and the respective unrealized loss.

	At December 31, 2012
	Investment grade	Below investment
	carrying value of	grade carrying value of
	securities with gross	securities with gross	Investment grade	Below investment
	unrealized losses	unrealized losses	unrealized loss	grade unrealized loss
0 - 6 months	3,258	245	(104)	(8)
6 - 12 months	507	59	(21)	(4)
> 12 months	5,539	1,982	(548)	(656)
Total	9,304	2,286	(673)	(668)

	At December 31, 2011
	Investment grade	Below investment
	carrying value of	grade carrying value of
	securities with gross	securities with gross	Investment grade	Below investment
	unrealized losses	unrealized losses	unrealized loss	grade unrealized loss
0 - 6 months	6,458	728	(294)	(69)
6 - 12 months	817	284	(97)	(42)
> 12 months	10,598	1,966	(1,685)	(927)
Total	17,873	2,978	(2,076)	(1,038)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

204	Notes to the consolidated financial statements of Aegon N.V. Note 4

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

	2012		2011
	Carrying	Unrealized	Carrying	Unrealized
Aging and severity unrealized losses	value	losses	value	losses
CV 70-100% of amortized cost	243	(7)	725	(66)
CV 40-70% of amortized cost	1	-	3	(3)
CV < 40 % of amortized cost	1	(1)	-	-
0-6 months	245	(8)	728	(69)

CV 70-100% of amortized cost	59	(4)	274	(35)
CV 40-70% of amortized cost	-	-	10	(7)
CV < 40 % of amortized cost	-	-	-	-
6-12 months	59	(4)	284	(42)

CV 70-100% of amortized cost	164	(28)	165	(21)
CV 40-70% of amortized cost	3	(3)	6	(5)
CV < 40 % of amortized cost	-	(2)	-	-
12-24 months	167	(33)	171	(26)

CV 70-100% of amortized cost	1,519	(273)	1,053	(207)
CV 40-70% of amortized cost	264	(224)	679	(527)
CV < 40 % of amortized cost	32	(126)	63	(167)
> 24 months	1,815	(623)	1,795	(901)

Total	2,286	(668)	2,978	(1,038)

Realized gains and losses on debt securities of Aegon Americas, Aegon The Netherlands and Aegon UK

Realized gains and losses on debt securities of Aegon Americas, Aegon The Netherlands and Aegon UK		Gross realized gains		Gross realized losses
December 31, 2012
Debt securities		755		(285)

December 31, 2011
Debt securities		957		(376)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 - 12 months		>12 months	Total
December 31, 2012
Debt securities	(59)		(226)	(285)

December 31, 2011
Debt securities	(223)		(153)	(376)

Impairment losses and recoveries

The composition of Aegon Americas, Aegon The Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the period ended December 31, 2012 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

Annual Report on Form 20-F 2012	205

	2012	2011
	(Impairment) /	(Impairment) /
	Recovery	Recovery
Impairments:
Countrywide Alt LN 2006-0A10	-	(55)
American Home Mtge 2007-5 A1	-	(54)
GSR Mtge Ln TR 2007-0A1 2A3A	-	(27)
Bank of Ireland	-	(29)
Other (none individually greater than EUR 25 million)	(157)	(177)
Subtotal	(157)	(342)

Recoveries:
Total recoveries	54	48
Sub-total	54	48

Net (impairments) and recoveries	(103)	(294)

Net (impairments) and recoveries

Net impairments during 2012 totaled EUR 103 million (2011 full year: EUR 294 million), including EUR 120 million (2011: EUR 251 million) of gross impairments related to residential mortgage backed securities in the Americas.

During 2012, Aegon recognized EUR 54 million (2011: EUR 48 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

	2012				2011
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	1	63	24	88	54	70	49	173
Mortgage loans	68	4	42	114	50	10	52	112
Other loans	1	-	2	3	-	-	1	1
Accrued interest	-	-	2	2	-	-	2	2
At December 31	70	67	70	207	104	80	104	288

	Carrying amount	Carrying amount
Impaired financial assets	2012	2011
Shares	347	306
Debt securities - carried at fair value	1,352	1,177
Mortgage loans	734	708
Private Loans	2	-
Other loans	4	6
Other financial assets - carried at fair value	23	30
At December 31	2,462	2,227

206	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 1 million of impairment charges for the period ended December 31, 2012 (2011: EUR 10 million) for Aegon Americas, Aegon The Netherlands and Aegon UK.

As of December 31, 2012, there are EUR 262 million of gross unrealized gains and EUR 18 million of gross unrealized losses in the equity portfolio of Aegon (2011: EUR 183 million of gross unrealized gains and EUR 23 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon The Netherlands and Aegon UK.

					Carrying value		Carrying value of
					of securities with	Gross	securities with	Gross
	Cost	Carrying	Net unrealized		gross unrealized	unrealized	gross unrealized	unrealized
	basis	value	gains / (losses	)	gains	gains	losses	losses
December 31, 2012
Shares	568	812	244		731	262	81	(18)
December 31, 2011
Shares	642	802	160		682	183	120	(23)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon The Netherlands and Aegon UK at December 31, 2012 and December 31, 2011 is presented in the table below.

	2012		2011
	Carrying value of		Carrying value of
	instruments with	Gross unrealized	instruments with	Gross
Unrealized losses on shares	unrealized losses	losses	unrealized losses	unrealized losses
Communication	-	-	5	-
Consumer cyclical	17	-	20	(2)
Consumer non-cyclical	-	-	1	-
Financials	42	(17)	82	(21)
Funds	7	(1)	5	-
Other	15	-	7	-
Total	81	(18)	120	(23)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon The Netherlands and Aegon UK were below cost prior to the impairment in 2012.

In million EUR	0- 6 months
December 31, 2012
Shares	(2)
December 31, 2011
Shares	(7)

There were no issuers with impairments above EUR 25 million.

Annual Report on Form 20-F 2012	207

Equity market risk and other investments risk

Fluctuations in the equity, real estate and capital markets have affected Aegon’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts policyholder accounts where funds are invested in equities, backing variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by Aegon on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees. Aegon also operates an Investment and Counterparty Policy that limits the Group’s overall counterparty risk exposure.

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2012
Equity funds	868	686	-	44	-	1,598
Common shares 1)	322	10	51	4	-	387
Preferred shares	221	-	-	-	-	221
Investments in real estate	766	1,912	-	1	-	2,679
Hedge funds	625	2	-	-	-	627
Other alternative investments	1,503	-	-	-	-	1,503
Other financial assets	768	-	-	15	-	783
At December 31	5,073	2,610	51	64	-	7,798

[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 8 million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2011
Equity funds	751	396	-	56	-	1,203
Common shares 1)	327	28	54	4	9	422
Preferred shares	149	1	-	-	-	150
Investments in real estate	775	2,009	-	-	-	2,784
Hedge funds	634	18	-	-	-	652
Other alternative investments	1,499	-	-	-	-	1,499
Other financial assets	626	102	-	13	-	741
At December 31	4,761	2,554	54	73	9	7,451

[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 6 million.

Market risk concentrations - shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2012 [1]	Of which impaired assets
Communication	37	1	-	-	38	-
Consumer cyclical	34	3	-	-	37	32
Consumer non-cyclical	2	-	-	-	2	1
Financials	1,274	3	7	11	1,295	161
Funds	-	395	45	33	473	139
Industries	19	2	-	1	22	-
Resources	-	1	-	-	1	-
Services cyclical	-	-	-	-	-	-
Services non-cyclical	-	6	-	-	6	-
Technology	3	-	-	-	3	-
Other	21	1	-	3	25	14
At December 31	1,390	412	52	48	1,902	347

[1]	Includes investments of Holding and other activities.

208	Notes to the consolidated financial statements of Aegon N.V. Note 4

Market risk concentrations - shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2011 [1]	Of which impaired assets
Communication	35	1	-	-	36	-
Consumer cyclical	38	2	-	-	40	34
Consumer non-cyclical	2	5	-	-	7	4
Financials	1,095	17	7	5	1,133	93
Funds	-	456	47	53	556	146
Industries	-	4	-	1	5	3
Resources	-	4	-	-	4	3
Services cyclical	-	2	-	-	2	1
Services non-cyclical	-	8	-	-	8	1
Technology	4	3	-	-	7	2
Other	36	3	-	-	39	19
At December 31	1,210	505	54	59	1,837	306

[1]	Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2012	2011	2010	2009	2008
S&P 500	1,426	1,258	1,258	1,115	903
Nasdaq	3,020	2,605	2,653	2,269	1,577
FTSE 100	5,898	5,572	5,900	5,413	4,434
AEX	343	312	355	335	247

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon added out-of-money options in its portfolio to provide additional protection for equity market declines without negative impacts when equity markets rise.

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2012
Equity increase 10%	(30)	(5)
Equity decrease 10%	(135)	(178)
Equity increase 20%	(101)	(37)
Equity decrease 20%	(253)	(324)

2011
Equity increase 10%	91	119
Equity decrease 10%	(111)	(135)
Equity increase 20%	167	222
Equity decrease 20%	(255)	(299)

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

Annual Report on Form 20-F 2012	209

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

Aegon holds EUR 34,295 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2011: EUR 32,773 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 39, amounting to EUR 3,268 million which were unused at the end of the reporting period (2011: EUR 3,623 million).

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

Maturity analysis - gross undiscounted contractual cash flows (for non- derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2012
Trust pass-through securities	-	8	35	44	188	275
Subordinated loans	-	1	20	-	398	419
Borrowings 1)	93	1,573	9,118	873	3,370	15,027
Investment contracts 2)	8,434	3,020	3,902	968	1,090	17,414

Investment contracts for account of policyholders 2)	20,342	5,192	-	-	2	25,536
Other financial liabilities	4,518	4,616	1,430	724	26	11,314

2011
Trust pass-through securities	-	9	36	45	200	290
Subordinated loans	-	-	18	-	-	18
Borrowings 1)	50	2,672	5,515	1,090	3,333	12,660
Investment contracts 2)	9,564	2,583	6,151	665	1,406	20,369

Investment contracts for account of policyholders 2)	17,758	5,386	-	-	-	23,144
Other financial liabilities	10,610	3,371	1,478	689	-	16,148

[1]	Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 39 for more details.
[2]	Excluding investment contracts with discretionary participating features.

Aegon’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash benefit payments in the table below are based on management’s best estimates of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions based on Aegon’s historical experience, modified for recently observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance.

210	Notes to the consolidated financial statements of Aegon N.V. Note 4

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2012
Insurance contracts	-	7,363	29,566	26,026	144,411	207,366

Insurance contracts for account of policyholders	-	5,042	21,071	19,905	70,971	116,989
Investment contracts	-	6,178	7,235	2,462	4,606	20,481

Investment contracts for account of policyholders	95	6,417	23,191	20,653	57,291	107,647

2011
Insurance contracts	-	6,362	27,605	22,533	128,545	185,045

Insurance contracts for account of policyholders	-	5,989	21,909	19,499	65,464	112,861
Investment contracts	-	6,203	10,135	2,117	5,412	23,867

Investment contracts for account of policyholders	95	6,023	20,712	19,853	68,182	114,865

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

Maturity analysis (derivatives 1)) (Contractual cash flows) 2012	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	11,349	15,442	19,038	38,762	84,591
Cash outflows	-	(11,418)	(15,747)	(19,264)	(37,480)	(83,909)

Net settled
Cash inflows	-	1,049	6,528	560	2,526	10,663
Cash outflows	-	(930)	(4,951)	(294)	(2,033)	(8,208)

[1]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Maturity analysis (derivatives 1)) (Contractual cash flows) 2011	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	13,980	14,951	17,267	32,344	78,542
Cash outflows	-	(14,055)	(14,777)	(17,515)	(31,636)	(77,983)

Net settled
Cash inflows	-	330	1,067	1,545	5,299	8,241
Cash outflows	-	(344)	(554)	(989)	(3,140)	(5,027)

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

Annual Report on Form 20-F 2012	211

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

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect	2012		2011
	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	(95)	(82)	(45)	(46)
20% decrease in lapse rates	69	86	46	48
10% increase in mortality rates	(86)	(70)	(57)	(58)
10% decrease in mortality rates	53	67	59	59
10% increase in morbidity rates	(83)	(69)	(67)	(67)
10% decrease in morbidity rates	52	69	66	66

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

In 2012, Aegon The Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. Aegon The Netherlands bought a longevity index derivative, which will pay out if in twenty years the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Payout of the derivative is defined based on a ‘cumulative cash index’, which represents the cumulative payout to a predefined (synthetic) insured population in relation to the expected payout (in the base scenario) to this same population. Both parties in the contract have the possibility to terminate the contract after ten years (early termination clause). The payout is maximized at a predetermined percentage compared to the base scenario.

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

212	Notes to the consolidated financial statements of Aegon N.V. Note 5

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

The structural measures that remained in force throughout 2012 include a reduction of the total U.S. general account assets, full delta hedging of the U.S. variable annuity guaranteed minimum income benefit back book, improvement of the ratio of consolidated shareholders’ equity to total equity base to at least 75% by December 2012, acceleration of the run-off of certain portfolios, and selling or putting into run-off Aegon’s U.K. bulk purchase annuity business.

5 Segment information

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment total	Associates eliminations	Consolidated
2012
Underlying earnings before tax	1,317	315	105	274	(220)	(4)	1,787	(7)	1,780
Fair value items	(76)	112	(31)	(1)	(4)	-	-	-	-
Realized gains / (losses) on investments	175	138	84	10	-	-	407	-	407
Impairment charges	(181)	(37)	-	(26)	(4)	2	(246)	1	(245)
Impairment reversals	64	8	-	-	-	(2)	70	-	70
Other income / (charges)	(28)	(279)	34	113	(2)	-	(162)	-	(162)
Run-off businesses	2	-	-	-	-	-	2	-	2
Income before tax	1,273	257	192	370	(230)	(4)	1,858	(6)	1,852
Income tax (expense) / benefit	(248)	(5)	(23)	(121)	71	-	(326)	6	(320)
Net income	1,025	252	169	249	(159)	(4)	1,532	-	1,532
Intersegment underlying earnings	(191)	(60)	(62)	286	27	-	-	-	-
Revenues
2012
Life insurance gross premiums	6,541	3,004	6,047	1,374	-	(73)	16,893	(227)	16,666
Accident and health insurance	1,833	220	-	188	5	(5)	2,241	-	2,241
General insurance	-	475	-	144	-	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	5	(78)	19,753	(227)	19,526
Investment income	3,654	2,212	2,337	319	374	(374)	8,522	(21)	8,501
Fee and commission income	1,177	329	133	524	-	(263)	1,900	-	1,900
Other revenues	5	-	-	3	5	-	13	(3)	10
Total revenues	13,210	6,240	8,517	2,552	384	(715)	30,188	(251)	29,937
Inter-segment revenues	31	2	1	310	371	-	-	-	-

In 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

Annual Report on Form 20-F 2012	213

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment total	Associates eliminations	Consolidated
2011
Underlying earnings before tax	1,273	298	5	249	(306)	3	1,522	(13)	1,509
Fair value items	(477)	156	(6)	(30)	(59)	-	(416)	-	(416)
Realized gains / (losses) on investments	119	269	51	7	-	-	446	-	446
Impairment charges	(306)	(16)	(62)	(61)	-	1	(444)	4	(440)
Impairment reversals	56	1	-	-	-	(1)	56	-	56
Other income / (charges)	(35)	(164)	(57)	7	(18)	-	(267)	-	(267)
Run-off businesses	28	-	-	-	-	-	28	-	28
Income before tax	658	544	(69)	172	(383)	3	925	(9)	916
Income tax (expense) / benefit	(15)	(125)	17	(61)	131	-	(53)	9	(44)
Net income	643	419	(52)	111	(252)	3	872	-	872
Intersegment underlying earnings	(157)	(105)	(68)	257	73
Revenues
2011
Life insurance gross premiums	6,004	3,213	6,474	1,600	-	(55)	17,236	(383)	16,853
Accident and health insurance	1,672	216	-	179	-	-	2,067	-	2,067
General insurance	-	452	-	149	-	-	601	-	601
Total gross premiums	7,676	3,881	6,474	1,928	-	(55)	19,904	(383)	19,521
Investment income	3,565	2,192	2,154	320	392	(385)	8,238	(70)	8,168
Fee and commission income	766	329	137	469	-	(237)	1,464	-	1,464
Other revenues	1	-	-	1	4	-	6	-	6
Total revenues	12,008	6,402	8,765	2,718	396	(677)	29,612	(453)	29,159
Inter-segment revenues	28	2	2	270	375

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment total	Associates eliminations	Consolidated
2010
Underlying earnings before tax	1,414	385	72	245	(283)	-	1,833	(9)	1,824
Fair value items	(24)	361	(9)	(10)	(97)	-	221	-	221
Realized gains / (losses) on investments	376	155	14	17	96	-	658	(2)	656
Impairment charges	(463)	(17)	(39)	(22)	-	(1)	(542)	-	(542)
Impairment reversals	81	6	3	-	-	-	90	-	90
Other income / (charges)	(304)	38	48	(58)	(34)	1	(309)	-	(309)
Run-off businesses	(26)	-	-	-	-	-	(26)	-	(26)
Income before tax	1,054	928	89	172	(318)	-	1,925	(11)	1,914
Income tax (expense) / benefit	50	(217)	(5)	(53)	60	-	(165)	11	(154)
Net income	1,104	711	84	119	(258)	-	1,760	-	1,760
Intersegment underlying earnings	(131)	(51)	(67)	225	24
Revenues
2010
Life insurance gross premiums	6,499	3,185	7,425	1,731	-	(47)	18,793	(427)	18,366
Accident and health insurance	1,748	201	-	174	-	-	2,123	(2)	2,121
General insurance	-	451	-	159	-	-	610	-	610
Total gross premiums	8,247	3,837	7,425	2,064	-	(47)	21,526	(429)	21,097
Investment income	3,999	2,161	2,340	308	375	(349)	8,834	(72)	8,762
Fee and commission income	1,015	348	164	486	-	(269)	1,744	-	1,744
Other revenues	1	-	-	4	1	-	6	(1)	5
Total revenues	13,262	6,346	9,929	2,862	376	(665)	32,110	(502)	31,608
Inter-segment revenues	24	1	3	292	345

214	Notes to the consolidated financial statements of Aegon N.V. Note 5

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

			Note	2012	2011	2010
Underlying earnings before tax				1,780	1,509	1,824
Fair value items				(142)	(308)	369
Realized gains and (losses) on financial investments			10	549	803	564
Gains and (losses) on investments in real estate			10	(53)	(49)	135

Fair value changes on economic hedges for which no hedge accounting is applied			10	(88)	(117)	(119)
Ineffective portion of hedge transactions for which hedge accounting is applied			10	5	13	(1)
Realized gains and (losses) on repurchased debt			10	7	4	18
DPAC / VOBA offset			14	(138)	(289)	(27)
Impairment (charges)/reversals			15	(180)	(481)	(694)
Other income / (charges)			11, 12, 14, 16, 17	110	(197)	(129)
Run-off businesses				2	28	(26)
Income/(loss) before tax				1,852	916	1,914

Other selected income statement items	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2012

Amortization of deferred expenses, VOBA and future servicing rights	830	83	295	140	-	1,348

Depreciation	31	23	10	16	11	91

Impairment charges / (reversals) on financial assets, excluding receivables	122	28	-	26	4	180

Impairment charges / (reversals) on non-financial assets and receivables	4	8	-	14	-	26

2011

Amortization of deferred expenses, VOBA and future servicing rights	1,092	91	258	131	-	1,572

Depreciation	33	19	8	13	5	78

Impairment charges / (reversals) on financial assets, excluding receivables	271	15	63	57	-	406

Impairment charges / (reversals) on non-financial assets and receivables	(1)	71	5	2	-	77

2010					-

Amortization of deferred expenses, VOBA and future servicing rights	1,043	99	250	118	-	1,510
Depreciation	41	18	12	15	2	88

Impairment charges / (reversals) on financial assets, excluding receivables	454	11	36	24	-	525

Impairment charges / (reversals) on non-financial assets and receivables	161	(2)	1	16	-	176

Annual Report on Form 20-F 2012	215

Number of employees		Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2012
Employees - excluding agents		9,900	4,136	2,721	4,353	450	21,560
Agent employees		1,604	321	72	827	23	2,847
Total		11,504	4,457	2,793	5,180	473	24,407

2011
Employees - excluding agents		10,182	4,457	3,122	4,161	327	22,249
Agent employees		1,630	382	81	946	-	3,039
Total		11,812	4,839	3,203	5,107	327	25,288

2010
Employees - excluding agents		11,223	4,652	4,056	4,161	316	24,408
Agent employees		1,450	470	82	1,064	-	3,066
Total		12,673	5,122	4,138	5,225	316	27,474

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2012
Assets
VOBA and future servicing rights	1,563	66	396	218	-	-	2,243
Investments general account	86,459	42,838	11,338	4,790	759	(2)	146,182
Investments for account of policyholders	65,970	25,094	55,886	6,726	-	(6)	153,670
Investments in associates	90	79	8	648	4	-	829
Deferred expenses	7,225	178	3,600	684	-	-	11,687
Other assets	16,977	27,243	2,288	3,090	39,067	(37,210)	51,455
Total assets	178,284	95,498	73,516	16,156	39,830	(37,218)	366,066

Liabilities
Insurance contracts general account	68,153	23,850	9,932	4,837	(7)	(1,556)	105,209
Insurance contracts for account of policyholders	45,589	26,158	2,011	3,113	-	-	76,871
Investment contracts general account	12,256	4,655	672	185	-	-	17,768

Investment contracts for account of policyholders	20,381	2	54,422	3,613	-	-	78,418
Other liabilities	13,779	35,478	2,211	1,952	10,176	(5,457)	58,139
Total liabilities	160,158	90,143	69,248	13,700	10,169	(7,013)	336,405

216	Notes to the consolidated financial statements of Aegon N.V. Note 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2011
Assets
VOBA and future servicing rights	1,794	73	401	215	-	-	2,483
Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079
Investments for account of policyholders	61,729	23,223	51,166	6,415	-	(4)	142,529
Investments in associates	77	52	9	600	4	-	742
Deferred expenses	7,049	239	3,498	646	-	-	11,432
Other assets	17,009	18,890	3,187	2,928	35,878	(33,781)	44,111
Total assets	177,231	81,496	68,213	15,586	36,637	(33,787)	345,376

Liabilities
Insurance contracts general account	69,626	22,437	9,377	4,801	-	(1,267)	104,974
Insurance contracts for account of policyholders	43,909	24,488	2,091	2,937	-	-	73,425
Investment contracts general account	14,408	5,534	719	186	-	-	20,847

Investment contracts for account of policyholders	17,823	-	50,132	3,478	-	-	71,433
Other liabilities	13,937	24,826	2,362	1,858	10,903	(4,923)	48,963
Total liabilities	159,703	77,285	64,681	13,260	10,903	(6,190)	319,642

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2012
Shares	1,390	412	51	48	-	(2)	1,899
Bonds	63,686	19,256	11,066	4,000	-	-	98,008
Loans	8,910	20,972	5	693	-	-	30,580
Other financial assets	11,707	286	216	48	759	-	13,016
Investments in real estate	766	1,912	-	1	-	-	2,679
Investments general account	86,459	42,838	11,338	4,790	759	(2)	146,182

Shares	-	8,406	28,378	3,720	-	(6)	40,498
Bonds	-	16,266	12,997	430	-	-	29,693
Separate accounts and investment funds	65,970	-	10,099	1,259	-	-	77,328
Other financial assets	-	422	3,404	1,317	-	-	5,143
Investments in real estate	-	-	1,008	-	-	-	1,008
Investments for account of policyholders	65,970	25,094	55,886	6,726	-	(6)	153,670

Investments on balance sheet	152,429	67,932	67,224	11,516	759	(8)	299,852
Off balance sheet investments third parties	100,725	-	10	57,217	-	-	157,952
Total revenue generating investments	253,154	67,932	67,234	68,733	759	(8)	457,804

Investments
Available-for-sale	72,271	19,717	11,287	3,808	19	-	107,102
Loans	8,910	20,972	5	693	-	-	30,580
Held-to-maturity	-	-	-	189	-	-	189
Financial assets at fair value through profit or loss	70,482	25,331	54,924	6,825	740	(8)	158,294
Investments in real estate	766	1,912	1,008	1	-	-	3,687
Total investments on balance sheet	152,429	67,932	67,224	11,516	759	(8)	299,852

Investments in associates	90	79	8	648	4	-	829
Other assets	25,765	27,487	6,284	3,992	39,106	(37,249)	65,385
Consolidated total assets	178,284	95,498	73,516	16,156	39,869	(37,257)	366,066

Annual Report on Form 20-F 2012	217

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2011
Shares	1,209	505	54	60	11	(2)	1,837
Bonds	64,853	17,640	9,890	4,036	-	-	96,419
Loans	10,260	18,825	8	643	-	-	29,736
Other financial assets	12,476	40	-	43	744	-	13,303
Investments in real estate	775	2,009	-	-	-	-	2,784
Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079

Shares	-	7,608	26,045	3,459	-	(4)	37,108
Bonds	-	15,124	11,975	277	-	-	27,376
Separate accounts and investment funds	61,729	-	8,495	1,060	-	-	71,284
Other financial assets	-	491	3,519	1,619	-	-	5,629
Investments in real estate	-	-	1,132	-	-	-	1,132
Investments for account of policyholders	61,729	23,223	51,166	6,415	-	(4)	142,529

Investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608
Off balance sheet investments third parties	91,951	-	-	44,959	-	-	136,910
Total revenue generating investments	243,253	62,242	61,118	56,156	755	(6)	423,518

Investments
Available-for-sale	74,060	18,016	9,896	3,861	27	-	105,860
Loans	10,260	18,825	8	643	-	-	29,736
Held-to-maturity	-	-	-	168	-	-	168
Financial assets at fair value through profit or loss	66,207	23,392	50,082	6,525	728	(6)	146,928
Investments in real estate	775	2,009	1,132	-	-	-	3,916
Total investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608

Investments in associates	77	52	9	600	4	-	742
Other assets	25,852	19,202	7,086	3,789	35,878	(33,781)	58,026
Consolidated total assets	177,231	81,496	68,213	15,586	36,637	(33,787)	345,376
6 Premium income and premiums to reinsurers

	Gross	Reinsurance
2012
Life	16,666	3,324
Non-Life	2,860	411
Total	19,526	3,735

2011
Life	16,853	3,042
Non-Life	2,668	365
Total	19,521	3,407

2010
Life	18,366	1,509
Non-Life	2,731	350
Total	21,097	1,859

218	Notes to the consolidated financial statements of Aegon N.V. Note 7

7 Investment income

	2012	2011	2010
Interest income	7,367	7,256	7,957
Dividend income	983	745	632
Rental income	151	166	173
Total investment income	8,501	8,167	8,762

Investment income related to general account	5,956	5,823	6,258
Investment income for account of policyholders	2,545	2,344	2,504
Total	8,501	8,167	8,762

Investment income from financial assets held for general account	2012	2011	2010
Available-for-sale	4,181	4,119	4,509
Loans	1,511	1,429	1,363
Held-to-maturity	8	7	5
Financial assets designated at fair value through profit or loss	139	125	155
Real estate	86	93	100
Derivatives	28	26	113
Other	3	24	13
Total	5,956	5,823	6,258

Investment income from:	2012	2011	2010
Shares	983	745	632
Debt securities and money market instruments	5,770	5,716	6,405
Loans	1,511	1,429	1,363
Real estate	151	166	173
Other	86	111	189
Total	8,501	8,167	8,762

Included in interest income is EUR 197 million (2011: EUR 118 million; 2010: EUR 122 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,643 million (2011: EUR 5,540 million; 2010: EUR: 5,854 million).

8 Fee and commission income

	2012	2011	2010
Fee income from asset management	1,096	700	914
Sales commissions	394	381	409
Commissions from intermediary activities	195	208	232
Other	215	176	189
Total fee and commission income	1,900	1,465	1,744

Included in fee and commission income is EUR 79 million of fees on trust and fiduciary activities (2011: EUR 76 million; 2010: EUR 109 million). EUR 3 million of fees were recognized on financial assets and liabilities that are not carried at fair value with changes in the fair value recognized in the income statement (2011: EUR 4 million; 2010: EUR 3 million).

Annual Report on Form 20-F 2012	219

9 Income from reinsurance ceded

	2012	2011	2010
Recovered claims and benefits	7,040	2,206	2,248
Change in technical provisions	(3,199)	137	(530)
Commissions	287	432	151
Total	4,128	2,775	1,869

Income from reinsurance ceded represents mainly claims made under reinsured insurance policies.

The increase in Income from reinsurance ceded in 2012 compared to 2011 is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011.

10 Results from financial transactions

Results from financial transactions comprise:	2012	2011	2010
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	419	44	257
Realized gains and losses on financial investments	549	803	564
Gains and (losses) on investments in real estate	(53)	(49)	135
Net fair value change of derivatives	303	1,165	1,340
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	11,855	(2,133)	13,217
Net fair value change on investments in real estate for account of policyholders	(46)	20	73
Net foreign currency gains and (losses)	10	(17)	60
Net fair value change on borrowings and other financial liabilities	(48)	(24)	(2)
Realized gains and (losses) on repurchased debt	7	4	18
Total	12,996	(187)	15,662

Included in the results from financial transactions is an amount of EUR 93 million of cash received from total return swaps.

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2012	2011	2010
Shares	76	(50)	95
Debt securities and money market investments	70	(22)	49
Other	273	116	113
Total	419	44	257

Other in 2012 mainly includes net fair value changes of alternative investments.

Realized gains and losses on financial investments comprise:	2012	2011	2010
Shares	37	190	64
Debt securities and money market investments	492	610	553
Loans	45	37	13
Other	(25)	(34)	(66)
Total	549	803	564

Realized gains and losses on financial investments comprise:	2012	2011	2010
Available-for-sale investments	504	766	551
Loans	45	37	13
Total	549	803	564

220	Notes to the consolidated financial statements of Aegon N.V. Note 11

Net fair value change of derivatives comprise:	2012	2011	2010
Net fair value change on free standing derivatives	448	2,334	747
Net fair value change on embedded derivatives	(62)	(1,065)	713
Ineffective portion of hedge transactions to which hedge accounting is applied	5	13	(1)
Fair value changes on economic hedges for which no hedge accounting is applied	(88)	(117)	(119)
Total	303	1,165	1,340

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2012	2011	2010
Fair value change on hedging instruments in a fair value hedge	(13)	(99)	146
Fair value change on hedged items in fair value hedge	28	111	(152)

Ineffectiveness fair value hedge	15	12	(6)
Ineffectiveness cash flow hedges	(10)	1	5
Total	5	13	(1)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2012	2011	2010
Shares	3,190	(2,030)	5,018
Debt securities and money market investments	1,461	946	905
Deposits with financial institutions	18	4	16
Separate accounts and unconsolidated investment funds	7,186	(1,053)	7,278
Total	11,855	(2,133)	13,217

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by Claims and benefits paid to policyholders reported in Policyholder claims and benefits (note 12).

11 Other income

	2012	2011	2010
Other income	151	39	40

Other income in 2012 mainly included the gain on the sale of Aegon’s interest in Prisma Capital Partners LP (“Prisma”) of EUR 100 million and the gain following the ending of the life, health and pension partnership with Banca Cívica of EUR 35 million. For more details on these two transactions refer to note 25 and 51 respectively. In 2011 other income primarily included a benefit related to the settlement of legal claims of EUR 37 million. In 2010 other income primarily included a gain of EUR 33 million related to the sale of the funeral insurance business in the Netherlands.

12 Policyholder claims and benefits

	2012	2011	2010
Claims and benefits paid to policyholders	20,992	16,814	18,909
Gains / (losses) on separate accounts	6,240	(598)	6,013
Change in valuation of liabilities for insurance and investment contracts	7,923	4,014	13,206
Total	35,155	20,230	38,128

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, Claims and benefits includes commissions and expenses, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 10).

Annual Report on Form 20-F 2012	221

The change in valuation of liabilities for insurance and investment contracts include gains of EUR 105 million (2011: loss of EUR 388 million, 2010: gains of EUR 283 million) regarding fair value movements of guarantees and EUR 39 million of gains (2011: gains of EUR 41 million, 2010: gains of EUR 60 million) related to policyholder tax and other charges that are classified for segment reporting purposes as non underlying earnings.

In 2012, Aegon decided to bring forward the measures, as Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance, to reduce future costs for its customers with unit-linked insurance policies in the Netherlands. This decision has lead to an increase in the technical provisions (which is included in the Change in valuation of liabilities for insurance and investment contracts line in the table above) by EUR 265 million. Refer to note 49 Commitments and contingencies for more details.

13 Profit sharing and rebates

	2012	2011	2010
Surplus interest bonuses	6	7	9
Profit appropriated to policyholders	28	48	27
Total	34	55	36

14 Commissions and expenses

	2012	2011	2010
Commissions	2,787	2,666	2,802
Employee expenses	2,092	2,069	2,151
Administration expenses	1,096	1,315	1,182
Deferred expenses	(1,587)	(1,458)	(1,611)
Amortization of deferred expenses	1,179	1,361	1,306
Amortization of VOBA and future servicing rights	169	211	204
Total	5,736	6,164	6,034

Included in administration expenses above is depreciation amounting to EUR 90 million (2011: EUR 77 million; 2010: EUR 88 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 92 million (2011: EUR 92 million; 2010: EUR 83 million). Minimum lease payments recognized as expense amounted to EUR 15 million (2011: EUR 7 million; 2010: EUR 7 million). Included in employee expenses is EUR 31 million (2011: EUR 27 million; 2010: EUR 29 million) regarding defined contribution expenses.

A charge of EUR 126 million (2011: EUR 263 million, 2010: EUR 24 million), included in amortization of deferred expenses, is classified as non underlying earnings for segment reporting purposes and is offset against realized gains and losses and impairments on financial investments.

Out of the EUR 169 million of VOBA and future servicing rights amortization, EUR 13 million (2011: EUR 25 million, 2010: EUR 3 million) is classified as non underlying earnings for segment reporting purposes. Included in employee and administration expenses is EUR 27 million of restructuring charges (2011: EUR 206 million; 2010: EUR 74 million) that are classified as non underlying earnings for segment reporting purposes.

Employee expenses	2012	2011	2010
Salaries	1,296	1,283	1,368
Post-employment benefit costs	331	237	258
Social security charges	137	135	134
Other personnel costs	296	396	390
Shares, share appreciation rights, share options and LTIP	32	18	1
Total	2,092	2,069	2,151

222	Notes to the consolidated financial statements of Aegon N.V. Note 14

Long Term Incentive Plans

In 2010, Aegon implemented a Long Term Incentive Plan which replaced the option plan, share appreciation plans, share plans or similar plans relating to Aegon shares. Members of the Executive Board and the Management Board, as well as other senior managers within Aegon, were granted the right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were granted in May 2010 at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a vesting period of three years (2010 - 2012) and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. After the vesting period, the shares are transferred to the individual employees. Members of the Executive Board and the Management Board are not entitled to execute any transactions regarding the shares for a period of two years following vesting.

As per 2011 the structure of Long Term Incentives scheme changed. Senior managers within Aegon, not classified as ‘Identified Staff’, have been granted the conditional right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were granted at the beginning of the year at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. Following the performance year shares are allocated based on actual performance. A vesting period of two years applies after which the shares are transferred to the individual employees. Ex post assessment is not applicable to this group of employees.

Variable Compensation Identified Staff

Members of the Executive Board and the Management Board as well as other selected Senior Managers have been defined as “Identified Staff” in accordance with new rules, guidelines and interpretations. Of these, the Capital Requirements Directive III (CRD III) remuneration principles, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors (CEBS) and the 2011 Decree on Sound Remuneration Policy by De Nederlandsche Bank (Regeling beheerst beloningsbeleid WFt 2011 - Rbb) are prominent examples. The rules have been adopted in Aegon’s Global Remuneration Framework for Identified Staff. After the performance period, and based on the framework, variable compensation is partially made available and partly deferred. Variable compensation is paid in cash and in Aegon N.V. shares. The shares were conditionally granted at the beginning of the year at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. For Members of the Executive Board and the Management Board all variable compensation has vested after three years following the performance period. After the vesting period, the variable compensation is transferred to the individual employees. Additional holding periods may apply for vested shares. Members of the Executive Board and the members of the Management Board who are based in the Netherlands are not entitled to execute any transactions regarding the shares for a period of three years following vesting (with the exception of shares sold to meet income tax obligations).

In compliance with regulations under Dutch law, no transactions regarding the shares can be exercised in blackout periods.

In 2010, 4,266,107 shares were conditionally granted to participants in the 2010 Long Term Incentive Plan. The shares were granted using the share price of EUR 4.851. At December 31, 2012, 3,596,239 granted shares were outstanding. Actual allocation of the shares takes place in 2013 on the basis of realized performance, after which the shares will be unconditional. Holding periods of up to two years may apply.

Following the 2011 performance year 5,652,488 shares are outstanding to participants in the 2011 Long Term Incentive Plan and the 2011 Variable Compensation Plan for Identified Staff. The shares have been granted using the share price of EUR 4.727.

In 2012, 9,195,284 shares were conditionally granted (at target performance level) to participants in the 2012 Long Term Incentive Plan and the 2012 Variable Compensation Plan for Identified Staff. The shares have been granted using the share price of EUR 3.126.

Annual Report on Form 20-F 2012	223

Share appreciation rights and share options

Senior executives of Aegon companies, as well as other Aegon employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2004 - 2008 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted vest after two years and can only be exercised during the five years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

After 2008 no share option or share appreciation rights have been granted.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by the year in which they were granted.

		Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2011		7,896,140	10.77	0.79	-
Forfeited		(874,765)	10.77
Expired		(4,184,926)	10.56
Outstanding at January 1, 2012		2,836,449	11.09	0.6	-

Forfeited		(228,800)	11.21
Expired		(2,171,649)	10.86
Outstanding at December 31, 2012		436,000	12.19	1.31	-
Exercisable at December 31, 2012		436,000	12.19	1.31	-

During 2011 and 2012 no share appreciation rights were exercised.
SARs	Original number granted	Outstanding January 1, 2012	Outstanding December 31, 2012	Exercise price in EUR	Exercise period

2004	11,574,850	-	-	10.56	until March 17, 2011

2005	4,575,600	2,307,849	-	10.86	until March 8, 2012

2006	244,300	166,200	135,200	14	until March 14, 2013

2007	309,500	138,300	121,500	14.98	until March 13, 2014

2008	300,300	224,100	179,300	8.93	until March 11, 2015
Total	17,004,550	2,836,449	436,000

Refer to note 3 for a further description of the method used to estimate the fair value and a description of the significant assumptions. The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. There were no costs related to the share appreciation rights in 2012 (2011: nil; 2010: EUR 4 million). In prior years these costs were recognized in the income statement as part of “Commissions and expenses”.

224	Notes to the consolidated financial statements of Aegon N.V. Note 15

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

		Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2011		21,844,693	11.91	2.97	-
Forfeited/Cancelled		(3,066,332)	11.91
Outstanding at January 1, 2012		18,778,361	11.91	1.98	-

Forfeited/Cancelled		(4,855,384)	11.44
Expired		-	-
Outstanding at December 31, 2012		13,922,977	12.09	1.31	-
Exercisable at December 31, 2012		13,922,977	12.09	1.31	-

In 2011 and 2012 no share options were exercised.
Share options	Original number granted	Outstanding January 1, 2012	Outstanding December 31, 2012	Exercise price in EUR	Exercise period

2005	5,586,160	2,916,860	-	10.86	until March 8, 2012

2006	9,149,500	5,167,821	4,520,403	14	until March 14, 2013

2007	9,522,200	3,981,510	3,478,732	14.98	until March 13, 2014

2008	10,269,900	6,712,170	5,923,842	8.93	until March 11, 2015
Total	34,527,760	18,778,361	13,922,977

The costs related to the share options amount to EUR (2) million (2011: EUR (1) million and 2010: EUR (7) million) and are recognized in the income statement as part of “Commissions and expenses”.

Share appreciation rights and share options

No SARs and share options were granted after 2008. With regard to the SARs and options granted before 2009, no share options were exercised and no SARs were paid during 2010, 2011 and 2012. Similarly, no cash is received from exercise of share options during 2010, 2011 and 2012.

The exposure from the issued SARs and share options is economically hedged by part of the position in treasury shares. There have been no modifications to the plans during the financial year.

Refer to note 53 for detailed information on conditional shares and share options granted to the Executive Board.

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2012	2011	2010
Impairment charges on financial assets, excluding receivables 1)	250	461	615
Impairment reversals on financial assets, excluding receivables 1)	(70)	(55)	(90)
Impairment charges on non-financial assets and receivables 2)	26	77	176
Total	206	483	701

1	Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 5).
2	Of impairment charges on non-financial assets and receivables EUR 0 million is excluded from underlying earnings before tax for segment reporting (refer to note 5) (2011: EUR 75 million and 2010: EUR 169 million)

Annual Report on Form 20-F 2012	225

Impairment charges on financial assets, excluding receivables, from:	2012	2011	2010
Shares	15	10	7
Debt securities and money market instruments	153	345	475
Loans	80	99	114
Other	1	6	19
Investments in associates	1	1	-
Total	250	461	615

Impairment reversals on financial assets, excluding receivables, from:	2012	2011	2010
Debt securities and money market instruments	(54)	(48)	(73)
Loans	(16)	(7)	(17)
Total	(70)	(55)	(90)

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial and insurance risks.

16 Interest charges and related fees

	2012	2011	2010
Trust pass-through securities	8	8	8
Subordinated loans	4	1	-
Borrowings	371	362	324
Other	84	120	94
Total	467	491	426

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 339 million (2011: EUR 284 million; 2010: EUR 303 million).

There are no interest charges and related fees that are classified for segment reporting purposes as non underlying earnings (2011: nil; 2010: EUR 27 million).

17 Other charges

	2012	2011	2010
Other charges	53	69	122

Other charges in 2012 mainly include a charge of EUR 26 million related to a settlement in Q4 following the termination of a Bank-Owned Life Insurance contract in the United States and a charge of EUR 16 million related to the annual bank tax by the Hungarian Government (2011: EUR 17 million; 2010: EUR 19 million).

Other charges in 2011 mainly include EUR 37 million related to increased reserves in connection with the company’s use of the Social Security administration’s death master file in the United States and a loss of EUR 7 million on the sale of the Guardian life and pension business in the United Kingdom.

In 2010, other charges included a provision of EUR 95 million for the settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States.

Other charges is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.5).

226	Notes to the consolidated financial statements of Aegon N.V. Note 18

18 Income tax

	Note	2012	2011	2010
Current tax
Current year		236	(158)	227
Adjustments to prior year		79	(22)	40
		315	(180)	267
Deferred tax	43
Origination / (reversal) of temporary differences		125	232	108
Changes in tax rates / bases		(70)	(51)	(11)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(3)	(31)	(218)
Non-recognition of deferred tax assets		56	78	49
Adjustments to prior year		(103)	(4)	(41)
		5	224	(113)
Income tax for the period (income) / charge		320	44	154

The prior year adjustments include shifts between current and deferred tax.
Reconciliation between standard and effective income tax:		2012	2011	2010
Income before tax		1,852	916	1,914
Income tax calculated using weighted average applicable statutory rates		578	279	566

Difference due to the effects of:
Non-taxable income		(93)	(66)	(71)
Non-tax deductible expenses		15	46	57
Changes in tax rate/base		(70)	(51)	(11)
Different tax rates on overseas earnings		(38)	(39)	(180)
Tax credits		(69)	(67)	(70)
Other taxes		18	(3)	15
Adjustments to prior years		(24)	(26)	(1)
Origination and change in contingencies		1	(62)	22
Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences		(3)	(31)	(218)
Non-recognition of deferred tax assets		56	78	49
Tax effect of (profit) / losses from associates		-	-	1
Other		(51)	(14)	(5)
		(258)	(235)	(412)
Income tax for the period (income) / charge		320	44	154

The weighted average applicable tax rate for 2012 is 31.2% (2011: 30.5%; 2010: 29.6%). The marginal increase of the weighted average applicable tax rate compared to prior years is caused by the increased contribution to the overall profit of the higher taxed countries (mainly the US).

The beneficial impact in respect of the changes in tax rate/base is primarily the result of the decreased corporate income tax rate in the UK. The corporate income tax rate decreased from 26% in 2011 to 24% as from April 1, 2012. The rate will further decrease to 23% as from April 1, 2013.

Different tax rates on overseas earnings in the reconciliation between standard and effective income tax consists of results on intercompany reinsurance transactions between Ireland and the US. Losses in the US are deductible at 35% and gains in Ireland are taxed at 12.5%.

In 2012, Other consists of a benefit related to the run-off of the company’s institutional spread-based activities in Ireland.

Annual Report on Form 20-F 2012	227

19 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared, coupons on perpetual securities, coupons and premium on convertible core capital securities and potential coupon on convertible core capital securities by the weighted average number of common shares, excluding common shares purchased by the company and held as treasury shares (refer to note 30.1 and 30.3 respectively).

	2012	2011	2010
Net income / (loss) attributable to equity holders	1,531	869	1,759
Dividends on preferred shares	(59)	(59)	(90)
Coupons on perpetual securities	(172)	(177)	(187)
Coupons and premium on convertible core capital securities		(750)	(63)
Potential coupon on convertible core capital securities		-	(127)
Coupons on non-cumulative subordinated notes	(23)	-	-
Net income / (loss) attributable to common shareholders for basic earnings per share calculation	1,277	(117)	1,292
Weighted average number of common shares, excluding treasury shares (millions)	1,907	1,852	1,707
(EUR per share)
Basic earnings per share	0.67	(0.06)	0.76

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

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to 13.922.977 (2011: 18,778,361; 2010: 21,844,693). In 2012, 2011 and 2010 the average share price did not exceed the exercise price. At December 31, 2012, the exercise prices of these share options range from EUR 8.93 to EUR 14.98.

Net book value	2012	2011	2010
Net income / (loss) attributable to equity holders	1,531	869	1,759
Dividends on preferred shares	(59)	(59)	(90)
Coupons on perpetual securities	(172)	(177)	(187)
Coupons and premium on convertible core capital securities	-	(750)	-
Coupons on non-cumulative subordinated notes	(23)	-	-
Net income / (loss) attributable to common shareholders for diluted earnings per share calculation	1,277	(117)	1,482

Weighted average number of common shares (millions)	1,907	1,852	1,707
Adjustments for:
- Convertible core capital securities (millions)		-	458
Weighted average number of common shares for diluted earnings per share calculation (millions)	1,907	1,852	2,165
Diluted earnings per share (EUR per share)	0.67	(0.06)	0.68

228	Notes to the consolidated financial statements of Aegon N.V. Note 20

20 Dividend per common share

It will be proposed to the annual General Meeting of Shareholders on May 15, 2013, absent unforeseen circumstances, to pay a dividend for the year 2012 of EUR 0.21 per common share after taking into account the interim dividend 2012 of EUR 0.10 per common share, resulting in a final dividend of EUR 0.11 per common share. The interim dividend 2012 was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 14, 2012.

In the second quarter of 2012, a final dividend of EUR 0.10 per common share was paid relating to the second half year of 2011.The dividend per common share paid in 2011 (final dividend 2010 and interim dividend 2011) and 2010 (final dividend 2009 and interim dividend 2010) was nil in both years. As part of the European Commission’s approval granted in August 2010 regarding the state support received in December 2008, Aegon committed itself not to pay any dividend to the common shareholder until the convertible core capital securities had been fully repurchased. The repurchase of the convertible core capital securities was completed in 2011, refer to note 31 for additional information on this repurchase.

Annual Report on Form 20-F 2012	229

21 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2011	652	3,221	444	32	10	4,359

At December 31, 2011	753	2,086	397	36	13	3,285
At December 31, 2012	638	1,860	383	58	9	2,948

Cost
At January 1, 2012	882	7,249	616	249	80	9,076
Additions	-	-	-	33	1	34
Acquisitions through business combinations	81	22	-	-	-	103
Capitalized subsequent expenditure	-	-	-	4	-	4
Disposals	-	-	-	(8)	-	(8)
Disposal of a business	(158)	(18)	-	-	-	(176)
Net exchange differences	4	(60)	5	6	(1)	(46)
Other movements	(44)	(9)	-	(1)	-	(54)
At December 31, 2012	765	7,184	621	283	80	8,933

Accumulated amortization, depreciation and impairment losses
At January 1, 2012	129	5,163	219	213	67	5,791

Amortization / depreciation through income statement	-	148	20	13	4	185
Shadow accounting adjustments	-	85	-	-	-	85
Disposals	-	-	-	(7)	-	(7)
Disposal of a business	-	(4)	-	-	-	(4)
Net exchange differences	(2)	(59)	(1)	7	-	(55)
Other movements	-	(9)	-	(1)	-	(10)
At December 31, 2012	127	5,324	238	225	71	5,985

Cost
At January 1, 2011	744	7,482	703	238	73	9,240
Additions	-	-	1	14	1	16
Acquisitions through business combinations	147	39	-	-	-	186
Capitalized subsequent expenditure	-	-	-	3	-	3
Disposals	-	-	-	(1)	-	(1)
Disposal of a business	-	(444)	(63)	-	-	(507)
Net exchange differences	(6)	172	(3)	1	2	166
Other movements	(3)	-	(22)	(6)	4	(27)
At December 31, 2011	882	7,249	616	249	80	9,076

Accumulated amortization, depreciation and impairment losses
At January 1, 2011	92	4,261	259	206	63	4,881

Amortization / depreciation through income statement	-	183	26	8	3	220
Shadow accounting adjustments	-	109	-	-	-	109
Disposals	-	-	-	(1)	-	(1)
Disposal of a business	-	413	(48)	-	-	365
Impairment losses	34	41	-	-	-	75
Net exchange differences	3	156	3	2	1	165
Other	-	-	(21)	(2)	-	(23)
At December 31, 2011	129	5,163	219	213	67	5,791

230	Notes to the consolidated financial statements of Aegon N.V. Note 21

Amortization and depreciation through income statement is included in “Commissions and expenses”. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

The decrease in goodwill reflects the disposal of a business following the ending of a partnership with Banca Civica and a decrease of an earn out provision resulting in a write off of goodwill relating to Caja Cantabria reported in Other movements. This is partly offset by an increase following an acquisition of Liberbank Vida. According to Aegon’s accounting policies, any changes in the estimated value of an earn out provision related to a business combination that dates prior to July 1, 2008, are recognized in goodwill.

The addition of goodwill in 2011 was attributable to the extension of Aegon’s life and health insurance and pension partnership with Unnim, effective July 1, 2011, which included the acquisition of Caixa Sabadell Vida. Refer to note 51 for further information on business combinations.

Acquisitions through business combinations in value of business acquired (VOBA) mainly consists of the VOBA related to the Liberbank acquisition. Whereas disposal of business relates to the ending of the partnership with Banca Civica.

Accumulated amortization of VOBA in 2011 included the impact of the disposal of the Guardian life and pensions business in the United Kingdom (EUR 125 million), offset by the impact of the divested life reinsurance business in the Americas (EUR 538 million).

Impairment losses recorded in 2011 on goodwill and VOBA related to the distribution business in the Netherlands.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 12 years (2011: 12 years). Future servicing rights are amortized over an average period up to 30 years, of which 14 remains at December 31, 2012 (2011: 14 years). Software is generally depreciated over an average period of 5 years. At December 31, 2012, the remaining depreciation period was 3 years (2011: 3 years).

Goodwill

The goodwill balance has been allocated across the cash-generating units which are expected to benefit from the synergies inherent in the goodwill. Goodwill is tested for impairment both annually and when there are specific indicators of a potential impairment. The recoverable amount is the higher of the value in use and fair value less costs to sell for a cash-generating unit. The operating assumptions used in all the calculations are best estimate assumptions and based on historical data where available.

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

	2012	2011
Americas
- USA	112	113
New Markets
- Spain	365	487
- Central & Eastern Europe	101	93
Other	60	60
At December 31	638	753

Goodwill in Aegon USA is allocated to its divisions. Value in use calculations of Aegon USA have been actuarially determined based on business plans covering a period of typically five years and pre-tax risk adjusted discount rates. The value in use test in the USA for the Individual Savings & Retirement cash generating unit (EUR 111 million; 2011: EUR 112 million) assumes business plans covering a period of five years further extrapolated to ten years where the new business levels for years 6-10 assumed a 5% growth rate (2011: 5%) and pre-tax risk adjusted discount rate of 17% (2011: 17%).

Annual Report on Form 20-F 2012	231

Where Aegon Spain has agreed to exit businesses at balance sheet date, the recoverable amount is based on the exit price. The exit price includes estimations based on the appraisal value of the cash-generating unit using embedded value principles. Appraisal value represents available net asset value plus a multiple of the value of new business plus the value of in force business. Key assumptions used for the calculation were pre-tax risk adjusted discount rates of 11%-13.5%, future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns.

For the other businesses in Spain, value in use calculations have been used. Value in use calculations of Aegon Spain have been determined taking into account an appraisal value based on a business plan covering a period of typically five years, pre-tax risk adjusted discount rate of 11%-13.5% (2011: 11%-13.5%) and assumptions for future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns in line with Aegon´s European embedded value assumptions (market consistent methodology for 2012 operations). The mentioned Appraisal Value represents available net asset value plus the value of in force business plus future new business assuming business plans covering a period of 5 years. Future new business is estimated as a multiple of the last year’s value of new business. This multiple is based on the value of new business growth in the last 4 years.

To determine the recoverable amounts of the cash generating units of Aegon CEE, value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically three years further extrapolated to twenty years where the new business levels for years 4-20 assumed a growth rate based on the business plan of the third year, prudentially decreased by 10%-20%. Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of 10.9% -16.4% (2011: 9.8% -15.8%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

VOBA

The movement in VOBA over 2012 can be summarized and compared to 2011 as follows:

	2012	2011
At January 1	2,086	3,221
Additions	22	39
Disposal of a business	(14)	(857)
Amortization / depreciation through income statement	(148)	(183)
Shadow accounting adjustments	(85)	(109)
Impairment losses	-	(41)
Net exchange differences	(1)	16
At December 31	1,860	2,086

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2012
Life	1,128	1	-	94	1,223
Individual savings and retirement products	138	-	-	-	138
Pensions	27	41	393	-	461
Distribution	-	24	-	-	24
Run-off businesses	14	-	-	-	14
Total VOBA	1,307	66	393	94	1,860

2011
Life	1,282	2	-	99	1,383
Individual savings and retirement products	177	-	-	-	177
Pensions	28	46	397	-	471
Distribution	-	25	-	-	25
Run-off businesses	30	-	-	-	30
Total VOBA	1,517	73	397	99	2,086

232	Notes to the consolidated financial statements of Aegon N.V. Note 22

22 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2012	2011
Available-for-sale (AFS)		107,102	105,860
Loans		30,580	29,736
Held-to-maturity (HTM)		189	168
Financial assets at fair value through profit or loss (FVTPL) 1)		5,632	5,531
Total financial assets, excluding derivatives	22.1	143,503	141,295
Investments in real estate	22.2	2,679	2,784
Total investments for general account		146,182	144,079

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total	Fair value
2012
Shares	856	1,043	-	-	1,899	1,899
Debt securities	96,319	1,500	189	-	98,008	98,008

Money market and other short-term investments	8,713	1,084	-	-	9,797	9,797
Mortgage loans	-	-	-	27,077	27,077	31,761
Private loans	-	-	-	1,013	1,013	1,144
Deposits with financial institutions	-	-	-	217	217	217
Policy loans	-	-	-	2,110	2,110	2,110

Receivables out of share lease agreements	-	-	-	9	9	9
Other	1,214	2,005	-	154	3,373	3,373
At December 31, 2012	107,102	5,632	189	30,580	143,503	148,318

2011
Shares	869	968	-	-	1,837	1,837
Debt securities	94,722	1,529	168	-	96,419	96,417

Money market and other short-term investments	9,382	1,090	-	-	10,472	10,472
Mortgage loans	-	-	-	26,012	26,012	27,720
Private loans	-	-	-	927	927	952
Deposits with financial institutions	-	-	-	452	452	452
Policy loans	-	-	-	2,180	2,180	2,180

Receivables out of share lease agreements	-	-	-	19	19	19
Other	887	1,944	-	146	2,977	2,978
At December 31, 2011	105,860	5,531	168	29,736	141,295	143,027

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 16,335 million is current (2011: EUR 17,164 million).

Measurement

Aegon owns EUR 126 million (2011: EUR 143 million) of shares in the Federal Home Loan Bank that are measured at par, which equals the amortized cost value. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only other insignificant amounts of unquoted equity instruments are measured at cost.

Annual Report on Form 20-F 2012	233

Refer to note 3 for information on fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2012	2011
At January 1	(198)	(187)
Addition charged to income statement	(79)	(99)
Reversal to income statement	15	7
Amounts written off	44	73
Net exchange differences	(5)	8
At December 31	(223)	(198)

Refer to note 50 for a discussion of collateral received and paid.

22.2 Investments in real estate

	2012	2011
At January 1	2,784	2,784
Additions	90	90
Subsequent expenditure capitalized	17	10
Transfers from other headings	87	88
Disposals	(294)	(162)
Fair value gains / (losses)	(53)	(49)
Other	60	-
Net exchange differences	(12)	23
At December 31	2,679	2,784

In 2012, 92% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2011: 85%), of which 95% was performed by independent external appraisers (2011: 94%).

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

Rental income of EUR 86 million (2011: EUR 93 million; 2010: EUR 100 million) is reported as part of investment income in the income statement. EUR 10 million (2011: EUR 8 million; 2010: EUR 3 million) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 86 million (2011: EUR 78 million; 2010: EUR 72 million). EUR 6 million (2011: EUR 7 million; 2010: EUR 9 million) of direct operating expenses is related to investment property that did not generate rental income during the period.

Transfers from other headings mainly reflect the properties that were foreclosed during the year. The associated mortgage loans were previously reported as part of investments.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

234	Notes to the consolidated financial statements of Aegon N.V. Note 23

23 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2012	2011
Shares		40,498	37,108
Debt securities		29,693	27,376
Money market and other short-term investments		1,905	2,283
Deposits with financial institutions		2,799	2,813
Separate accounts and unconsolidated investment funds		77,328	71,284
Other		439	533
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives 1)		152,662	141,397

Investments in real estate	23.1	1,008	1,132
Total investments for account of policyholders		153,670	142,529

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

23.1 Investments in real estate for account of policyholders

	2012	2011
At January 1	1,132	1,134
Additions	14	26
Subsequent expenditure capitalized	26	22
Disposals	(152)	(91)
Disposal of a business	-	(12)
Fair value gains/(losses)	(46)	20
Net exchange differences	34	33
At December 31	1,008	1,132

The investment property is fully leased out under operating leases.

Rental income of EUR 65 million (2011: EUR 73 million; 2010: EUR 73 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

24 Derivatives

	Derivative asset		Derivative liability
	2012	2011	2012	2011
Derivatives for general account
Derivatives not designated in a hedge	19,058	12,744	16,897	11,623
Derivatives designated as fair value hedges	422	496	310	521
Derivatives designated as cash flow hedges	1,164	1,479	379	432
Net foreign investment hedges	200	72	197	93
	20,844	14,791	17,783	12,669
Derivatives for account of policyholders
Derivatives not designated in a hedge	310	713	65	59
	310	713	65	59
Total derivatives 1)	21,154	15,504	17,848	12,728

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Annual Report on Form 20-F 2012	235

Of these derivatives EUR 820 million net asset is current (2011: EUR 1,033 million net asset).

In 2012, Aegon The Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if - in 2032 - realized mortality rates are more than 7.5% lower than pre-defined mortality tables. The derivative is measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivative is calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 4.

The fair value of derivatives on both the asset and liability side of the consolidated statement of financial position increased during 2012. This increase is mainly caused by decreases in market interest rates in combination with the practice of Aegon The Netherlands to buy swaps and swaptions to offset certain derivative positions rather than unwinding the positions as a whole. Although these new swaps create a full economic offset with existing swaps, the derivatives with a positive or negative fair value do not meet the IFRS criteria to be netted in the statement of financial position and hence increased both the asset and liability side.

See note 3 for details on measurement of derivatives.

Use of derivatives

Derivatives not designated in a hedge

	Derivative asset		Derivative liability
Derivatives not designated in a hedge - general account	2012	2011	2012	2011
Derivatives held as an economic hedge	18,912	12,622	14,495	9,298
Bifurcated embedded derivatives	13	10	2,304	2,307
Other	133	112	98	18
Total	19,058	12,744	16,897	11,623

Aegon utilizes derivative instruments as a part of its asset liability risk management practices. The derivatives held for risk management purposes are classified as economic hedges to the extent that they do not qualify for hedge accounting, or that Aegon has elected not to apply hedge accounting. The economic hedges of certain exposures relate to an existing asset, liability or future reinvestment risk. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance.

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

Certain derivatives are used to add risk by selling protection in the form of single name and index based credit default swaps and tranches of synthetic collateralized debt obligations. Another strategy used is to synthetically replicate corporate and sovereign credit exposures with credit derivatives. Refer to note 4 for details about these credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives.

Derivatives designated as fair value hedges

Aegon’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. Gains and losses on derivatives designated under fair value hedge accounting are recognized in the income statement. The effective portion of the fair value change on the hedged item is also recognized in the income statement. As a result, only the net accounting ineffectiveness has an impact on the net result.

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

236	Notes to the consolidated financial statements of Aegon N.V. Note 24

Aegon has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed-rate and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2012, 2011 and 2010, Aegon recognized gains and (losses) related to the ineffective portion of designated fair value hedges of EUR 15 million, EUR 12 million and EUR (6) million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Derivatives designated as cash flow hedges

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

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 20 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 39 years. For the year ended December 31, 2012, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 225 million (2011: EUR 131 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. For the same year, none of Aegon’s cash flow hedges were discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 29 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2012, Aegon recognized a loss of EUR (10) million of hedge ineffectiveness on cash flow hedges. In 2011 and 2010, gains of EUR 1 million and EUR 5 million respectively of hedge ineffectiveness were recorded in the income statement. In 2012, EUR (62) million was released from equity into investment income (2011: EUR (18) million, 2010: EUR (8) million). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 21 million.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 - 5 years	5 - 10 years	> 10 years	2012 Total
Cash inflows	521	2,088	1,599	1,582	5,790
Cash outflows	3	9	1	4	17
Net cash flows	518	2,079	1,598	1,578	5,773

	< 1 year	1 - 5 years	5 - 10 years	> 10 years	2011 Total
Cash inflows	501	2,046	1,822	1,967	6,336
Cash outflows	3	10	1	5	19
Net cash flows	498	2,036	1,821	1,962	6,317

Annual Report on Form 20-F 2012	237

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

25 Investments in associates

	2012	2011
At January 1	742	733
Additions	36	19
Disposals	(2)	(6)
Share in net income	26	29
Share in changes in associate’s equity (note 30.5)	22	(18)
Impairment losses	(1)	(1)
Dividend	(2)	(3)
Net exchange difference	(7)	(8)
Other	15	(3)
At December 31	829	742

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

As at December 31, 2012, Aegon and Caja de Ahorros de Mediterráneo (CAM), Aegon’s partner in Caja Mediterráneo Vida (MedVida) are still in an arbitration process to determine the occurrence of a change in control and the corresponding date, which determines the exit price. During the fourth quarter of 2012, the arbitration went into its final stages. A final verdict from the arbitrators is expected to be released in the first half of 2013.

Aegon is of the opinion that, in 2010, a change of control occurred in CAM. Subsequently, Aegon decided to exercise its put option pursuant to the shareholder’s agreement between CAM and Aegon, to exit the partnership. At December 31, 2012, MedVida is recorded for an amount of EUR 327 million in the statement of financial position, including a negative revaluation reserve of EUR 44 million. Upon sale of the associate, any revaluation reserve needs to be recycled through the income statement. Considering possible alternative outcomes of the arbitration process, Aegon expects that it will recover at least the book value as at December 31, 2012.

On October 1, 2012, Aegon closed the sale of its interest in Prisma Capital Partners LP (“Prisma”). Prisma, which is accounted for as an associate, served as an investment manager for certain of Aegon’s hedge fund investments as well as for other third parties. The final proceeds are subject to certain contingent arrangements which may lead to further payments in 2014 and 2017. The book gain amounted to EUR 100 million. The carrying value of Prisma at the transaction date was EUR 2 million. Aegon’s share in Prisma earnings from January 1, 2012 till October 1, 2012 amounted to EUR 10 million (full year 2011: EUR 13 million).

Summarized financial information of associates	2012	2011
Assets	13,729	13,374
Liabilities	13,159	12,888
Revenue	2,025	1,920
Net income	26	29

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 52 for a listing of the principal investments in associates and the Group’s percentage holding.

238	Notes to the consolidated financial statements of Aegon N.V. Note 26

26 Reinsurance assets

Assets arising from reinsurance contracts related to:		2012	2011
Life insurance general account		10,263	9,848
Life insurance for account of policyholders		96	78
Non-life insurance		1,160	1,116
Investment contracts		468	475
At December 31		11,987	11,517

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (refer to note 28).

EUR 13 million of the reinsurance assets are current (2011: EUR 18 million).

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policy- holders	Total life insurance
At January 1, 2012	9,848	78	9,926
Gross premium and deposits - existing and new business	2,772	66	2,838
Unwind of discount / interest credited	520	5	525
Insurance liabilities released	(3,869)	(49)	(3,918)
Fund charges released	(4)	-	(4)
Changes to valuation of expected future benefits	(25)	-	(25)
Policy transfers	-	(6)	(6)
Quota share reinsurance transactions	1,175	-	1,175
Net exchange differences	(123)	2	(121)
Other movements	(31)	-	(31)
At December 31, 2012	10,263	96	10,359

At January 1, 2011	4,530	91	4,621
Portfolio transfers and acquisitions	1	-	1
Disposal of a business	(110)	(8)	(118)
Gross premium and deposits - existing and new business	2,279	63	2,342
Unwind of discount / interest credited	260	5	265
Insurance liabilities released	(605)	(72)	(677)
Fund charges released	(4)	-	(4)
Changes to valuation of expected future benefits	22	-	22
Quota share reinsurance transactions	2,899	-	2,899
Net exchange differences	457	2	459
Other movements	119	(3)	116
At December 31, 2011	9,848	78	9,926

On August 9, 2011, Aegon completed the divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business.

Structuring the transaction as a reinsurance arrangement leaves Aegon exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for Aegon’s benefit. SCOR is rated A1/A+ by Moody’s and Standard & Poor’s, both with stable outlooks.

The transaction has been accounted for primarily as a reinsurance transaction between Aegon and SCOR. Certain fixed assets and certain investment assets have been transferred with any related gain (loss) being recognized. As a result, the divestment did not have significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the deferred cost of reinsurance asset have been reflected in the run-off businesses line in Aegon’s segment reporting. A deferred cost of reinsurance was established and is disclosed in note 27.

Annual Report on Form 20-F 2012	239

The reinsurance business being retained by Aegon, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the deferred cost of reinsurance, is approximately EUR 29 million (USD 40 million) before tax per annum initially. These costs will vary with the volume of ultimate novations.

Aegon USA reinsured approximately EUR 4.1 billion of fixed annuities on a quota share basis in three separate transactions during 2011 and 2012. A total of EUR 2.3 billion was ceded to Commonwealth Annuity and Life Insurance Company which includes EUR 1.1 billion ceded in 2011 and an additional EUR 1.2 billion in 2012. Also in 2011, EUR 1.8 billion was ceded to Liberty Life Insurance Company.

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

Investment assets and cash were transferred as part of these transactions with any related gain/(loss) being recognized. In order to secure the obligations of the reinsurer, Aegon has required the establishment of trust accounts to hold collateral supporting ceded policy reserves. A deferred cost of reinsurance was established and is amortized based on gross profits of the underlying contracts. The deferred cost of reinsurance is disclosed in note 27.

Also, in 2011 EUR 431 million of medium term notes (MTN) backing funding agreements issued by Monumental Life insurance company in 2006 and 2007 were reinsured to Liberty Life Insurance Company. This transaction is treated as a financing arrangement since the MTN contracts do not qualify as insurance contracts. The financing cost of approximately EUR 6 million will be amortized over the expected life of the contracts.

Movements during the year in reinsurance assets relating to non-life insurance:	2012	2011
At January 1	1,116	947
Gross premium and deposits - existing and new business	259	227
Loss recognized as a result of liability adequacy	127	-
Unwind of discount / interest credited	50	40
Insurance liabilities released	(140)	(82)
Changes to valuation of expected future benefits	5	(9)
Changes in unearned premiums	(148)	(135)
Changes in unexpired risks	(3)	(3)
Incurred related to current year	73	53
Incurred related to prior years	42	31
Release for claims settled current year	(14)	(13)
Release for claims settled prior years	(91)	(94)
Change in IBNR	(6)	11
Shadow accounting adjustment	(93)	108
Net exchange differences	(17)	35
At December 31	1,160	1,116
27 Deferred expenses

	2012	2011
DPAC for insurance contracts and investment contracts with discretionary participation features	11,282	11,027
Deferred transaction costs for investment management services	405	405
At December 31	11,687	11,432

Current	1,450	1,211

Non-current	10,237	10,221

240	Notes to the consolidated financial statements of Aegon N.V. Note 28

	DPAC	Deferred transaction costs
At January 1, 2012	11,027	405
Costs deferred during the year	1,543	44
Amortization through income statement	(1,135)	(44)
Shadow accounting adjustments	(181)	-
Impairments	-	(4)
Net exchange differences	22	4
Other	6	-
At December 31, 2012	11,282	405

	DPAC	Deferred transaction costs
At January 1, 2011	11,340	380
Costs deferred during the year	1,398	60
Disposal of group assets	(404)	-
Amortization through income statement	(1,318)	(42)
Shadow accounting adjustments	(236)	-
Net exchange differences	252	7
Other	(5)	-
At December 31, 2011	11,027	405

DPAC balances at December 31, 2012 include deferred cost of reinsurance for an amount of EUR 558 million (2011: EUR 579 million). The amortization in 2012 amounts to EUR 68 million (2011: EUR 38 million).

Below a breakdown is provided of DPAC balances, including deferred cost of reinsurance by line of business and reporting segment:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2012
Life	4,836	141	155	548	5,680
Individual savings and retirement products	1,256	-	-	36	1,292
Pensions	124	37	3,365	-	3,526
Run-off business	784	-	-	-	784
At December 31	7,000	178	3,520	584	11,282

2011
Life	4,760	197	158	511	5,626
Individual savings and retirement products	1,109	-	-	30	1,139
Pensions	115	42	3,254	-	3,411
Run-off business	851	-	-	-	851
At December 31	6,835	239	3,412	541	11,027

28 Other assets and receivables

	Note	2012	2011
Real estate held for own use and equipment	28.1	526	561
Receivables	28.2	5,551	4,734
Accrued income	28.3	1,645	2,497
At December 31		7,722	7,792

Annual Report on Form 20-F 2012	241

28.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2011	333	241	574
At December 31, 2011	319	242	561
At December 31, 2012	307	219	526

Cost
At January 1, 2012	387	500	887
Additions	2	61	63
Capitalized subsequent expenditure	2	-	2
Disposals	(4)	(72)	(76)
Unrealized gains/(losses) through equity	(5)	-	(5)
Net exchange differences	(2)	-	(2)
At December 31, 2012	380	489	869

Accumulated depreciation and impairment losses
At January 1, 2012	68	258	326
Depreciation through income statement	8	68	76
Disposals	(2)	(64)	(66)
Impairment losses	-	6	6
Net exchange differences	(1)	2	1
At December 31, 2012	73	270	343

Cost
At January 1, 2011	397	552	949
Additions	1	71	72
Disposals	(13)	(116)	(129)
Disposal of a business	-	(8)	(8)
Realized gains/(losses) through income statement	(3)	-	(3)
Unrealized gains/(losses) through equity	2	-	2
Net exchange differences	4	3	7
Other	(1)	(2)	(3)
At December 31, 2011	387	500	887

Accumulated depreciation and impairment losses
At January 1, 2011	64	311	375
Depreciation through income statement	8	63	71
Disposals	(4)	(107)	(111)
Disposal of a business	-	(8)	(8)
Net exchange differences	1	-	1
Other	(1)	(1)	(2)
At December 31, 2011	68	258	326

General account real estate held for own use are mainly held by Aegon USA and Aegon The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts taking into account amortization and impairments. The carrying value under a historical cost model amounts to EUR 321 million (2011: EUR 331 million).

44% of the value of the general account real estate held for own use was last revalued in 2012 (2011: 22%), based on market value appraisals by qualified internal and external appraisers. 97% of the appraisals in 2012 were performed by independent external appraisers (2011: 96%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are charged in “Commissions and expenses” in the income statement. The useful lives of buildings range between 40 and 50 years.

242	Notes to the consolidated financial statements of Aegon N.V. Note 29

None of the equipment is held for lease (2011: EUR 0 million). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been charged in “Commissions and expenses” in the income statement. Equipment is generally depreciated over a period of three to five years.

28.2 Receivables

	2012	2011
Loans to associates	28	38
Finance lease assets	8	21
Receivables from policyholders	1,340	1,337
Receivables from brokers and agents	155	154
Receivables from reinsurers	295	302
Cash outstanding from assets sold	45	27
Trade receivables	512	261
Cash collateral	1,267	1,200
Reverse repurchase agreements	1,186	511
Income tax receivable	38	219
Other	809	802
Provision for doubtful debts	(132)	(138)
At December 31	5,551	4,734

Current	5,283	4,443
Non-current	268	291

The movements in the provision for doubtful debts during the year were as follows:
	2012	2011
At January 1	(138)	(145)
Additions charged to earnings	(16)	(4)
Unused amounts reversed through the income statement	1	3
Used during the year	21	9
Net exchange differences	-	(1)
At December 31	(132)	(138)

28.3 Accrued income

	2012	2011
Accrued interest	1,633	2,486
Other	12	11
At December 31	1,645	2,497

EUR 1,636 million of accrued income is current (2011: EUR 2,489 million).

29 Cash and cash equivalents

	2012	2011
Cash at bank and in hand	1,034	1,215
Short-term deposits	5,453	5,058
Money market investments	2,908	1,423
Short-term collateral	258	408
At December 31	9,653	8,104

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

Annual Report on Form 20-F 2012	243

EUR 12.3 billion (2011: EUR 13.2 billion) of cash collateral is received of which EUR 258 million (2011: EUR 408 million) is included in cash and cash equivalents. This collateral relates to security lending and repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44). Refer to note 50 for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 11 million (2011: EUR 12 million; 2010: EUR 10 million).

The weighted effective interest rate on short-term deposits was 0.07% (2011: 0.51%) and these deposits have an average maturity of 13.07 days (2011: 7.55 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2012	2011
Cash and cash equivalents		9,653	8,104
Bank overdrafts	39	(93)	(278)
Net cash and cash equivalents		9,560	7,826

The majority of cash is not subject to any restrictions. However, the Dutch Central Bank requires Aegon The Netherlands to hold 1% (2011: 2%) of its assets relating to banking activities in an account with the Dutch Central Bank. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 0.75% (2011: 1.0%) . The average balance for 2012 was EUR 44 million (2011: EUR 103 million).

Summary IFRS cash flow statement	2012	2011	2010
Net cash flows from operating activities	(966)	2,266	1,263
Net cash flows from investing activities	71	653	(278)
Net cash flows from financing activities	2,602	(374)	119
Net increase in cash and cash equivalents	1,707	2,545	1,104

Net cash and cash equivalents at December 31, 2012 are positively impacted by effects of changes in exchange rates of EUR 27 million (2011: EUR 107 million; 2010: EUR 57 million).

Analysis of IFRS cash flows

2012 compared to 2011

Net cash flows from operating activities

Total net cash flows from operating activities decreased by EUR 3,232 million to a EUR 966 million outflow (2011: EUR 2,266 million inflow). The change from inflow in 2011 to outflow in 2012 is driven by lower net general account investments, lower disposals of derivatives and lower net change in cash collateral. These reductions are partly offset by higher net investments for account of policyholders and income before tax.

Net cash flows from investing activities

Net cash flows from investing activities reduced by EUR 582 million to a EUR 71 million inflow (2011: EUR 653 million inflow). The inflow in 2012 is mainly a result of the proceeds of EUR 102 million on the sale of Aegon’s interest in Prisma and the proceeds of EUR 190 mln received from the exit from the partnership with Banca Civica, partly ofset by the aquisition of Liberbank and purchases of software. In 2011, the inflow was a result of cash received from the divestment of Transamerica Reinsurance and the sale of Guardian life in the United Kingdom.

Net cash flows from financing activities

Net cash flows from financing activities improved by EUR 2,976 million to EUR 2,602 million inflow (2011: EUR 374 million outflow). The improvement is mainly a result of additional borrowings and the issuance of 8.00% non-cumulative subordinated borrowings which provided USD 525 million.

244	Notes to the consolidated financial statements of Aegon N.V. Note 30

2011 compared to 2010

Net cash flows from operating activities

Total net cash flows from operating activities increased by EUR 1,003 million to EUR 2,266 million inflow (2010: EUR 1,263 million inflow). This increase is predominantly driven by higher net disposals of investments, partly offset by a lower net change in cash collateral. The net change in cash collateral in 2011 is mainly due to derivatives transactions while the net change in cash collateral in 2010 was mainly related to securities lending transactions.

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

30 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2012	2011	2010
Share capital - par value	30.1	319	310	278
Share premium	30.2	8,780	8,787	7,906
Total share capital		9,099	9,097	8,184
Retained earnings		10,747	9,655	9,781
Treasury shares	30.3	(243)	(252)	(252)
Total retained earnings		10,504	9,403	9,529
Revaluation reserves	30.4	6,082	3,464	958
Other reserves	30.5	(1,055)	(964)	(1,343)
Total shareholders’ equity		24,630	21,000	17,328

In 2012, Aegon issued 33,203,150 and 29,172,394 new common share with a par value of EUR 0.12 in respect of the final dividend for 2011 which was paid in May 2012 and the interim dividend paid in September 2012, respectively.

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

In 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B preferred shares at par value to correct the dilution caused by the issuance of shares as a result of distribution of dividend in the form of stock.

On March 15, 2011, Vereniging Aegon exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 (total proceeds of EUR 10 million) in order to avoid dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

Annual Report on Form 20-F 2012	245

30.1 Share capital - par value

		2012	2011	2010
Common shares		236	229	208
Preferred shares A		53	53	53
Preferred shares B		30	28	17
At December 31		319	310	278

		2012	2011	2010
Authorized share capital		360	360	360
Number of authorized shares (in million)		3,000	3,000	3,000
Par value in cents per share		12	12	12

			Number of shares (thousands)	Total amount
At January 1, 2010			1,736,049	208
Share issuance			-	-
At December 31, 2010			1,736,049	208
Share issuance			173,605	21
At December 31, 2011			1,909,654	229
Share issuance			-	-
Dividend			62,376	7
At December 31, 2012			1,972,030	236

			Weighted average number of common shares (thousands)
2010				1,736,049
2011				1,881,116
2012				1,936,315

Preferred shares

		2012	2011	2010
Authorized share capital		250	250	250
Par value in cents per share		25	25	25

	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2010	211,680	53	69,030	17
Share issued	-	-	-	-
At December 31, 2010	211,680	53	69,030	17
Share issued	-	-	41,042	11
At December 31, 2011	211,680	53	110,072	28
Share issued	-	-	8,021	2
At December 31, 2012	211,680	53	118,093	30

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders. Refer to Other information for further information on dividend rights.

246	Notes to the consolidated financial statements of Aegon N.V. Note 30

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 47 for a description of these requirements.

Vereniging Aegon, based in The Hague, holds all of the issued preferred shares.

Vereniging Aegon, in case of an issuance of shares by Aegon N.V., may purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging Aegon as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2009, 69,030,000 class B preferred shares were issued under these option rights. In 2010, no option rights were exercised. In March 2011 Vereniging Aegon exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value to correct dilution caused by Aegon’s issuance of shares conducted under Aegon’s US Shelf Registration through the sale of 173,604,912 common shares of Aegon N.V. at a price of EUR 5.20 per share in March 2011. In 2012 Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B preferred shares at par value to correct the dilution caused by the issuance of shares as a result of distribution of dividend in the form of stock.

Aegon N.V. and Vereniging Aegon have entered into a preferred shares voting rights agreement, pursuant to which Vereniging Aegon has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging Aegon has agreed to exercise one vote only per preferred share, except in the event of a “special” cause’, such as the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a “special cause” has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

With regard to granted share appreciation rights and option rights and their valuation refer to note 14.

30.2 Share premium

	2012	2011	2010
At January 1	8,787	7,906	7,906
Additions	-	881	-
Share dividend	(7)	-	-
At December 31	8,780	8,787	7,906

Share premium relating to:
- Common shares	6,728	6,735	5,854
- Preferred shares	2,052	2,052	2,052
Total share premium	8,780	8,787	7,906

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

Annual Report on Form 20-F 2012	247

30.3 Treasury shares

On the balance sheet date Aegon N.V. and its subsidiaries held 28,713,730 of its own common shares with a par value of EUR 0.12 each.

Movements in the number of treasury shares were as follows:

	2012	2011	2010
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
At January 1	27,503	27,520	27,572

Transactions in 2012:
Sale: 1 transaction, price EUR 3.52	(9)
Sale: 1 transaction, price EUR 3.36	(513)

Transactions in 2011:
Sale: 1 transaction, price EUR 5.39		(17)

Transactions in 2010:
Sale: 1 transaction, price EUR 4.75			(52)
At December 31	26,981	27,503	27,520

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2012		2011		2010
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by Aegon N.V.	26,981	228	27,503	235	27,520	235
Held by subsidiaries	1,733	15	1,863	17	1,726	17
At December 31	28,714	243	29,366	252	29,246	252

				Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)
2010						29,267
2011						29,303
2012						28,933

248	Notes to the consolidated financial statements of Aegon N.V. Note 30

30.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2012	2,299	43	1,122	3,464
Gross revaluation	4,247	(5)	-	4,242
Net (gains) / losses transferred to income statement	(465)	-	(62)	(527)
Foreign currency translation differences	(26)	-	(30)	(56)
Tax effect	(1,089)	1	28	(1,060)
Other	19	-	-	19
At December 31, 2012	4,985	39	1,058	6,082

At January 1, 2011	493	41	424	958
Gross revaluation	3,012	2	1,016	4,030
Net (gains) / losses transferred to income statement	(513)	-	(18)	(531)
Foreign currency translation differences	101	1	60	162
Tax effect	(794)	(1)	(360)	(1,155)
At December 31, 2011	2,299	43	1,122	3,464

At January 1, 2010	(1,928)	39	180	(1,709)
Disposal of a business	(22)	-	-	(22)
Gross revaluation	4,044	2	367	4,413
Net (gains) / losses transferred to income statement	(203)	-	(8)	(211)
Foreign currency translation differences	(171)	2	14	(155)
Tax effect	(1,227)	(2)	(129)	(1,358)
At December 31, 2010	493	41	424	958

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement (for available-for-sale investments) or transferred to retained earnings (for real estate held for own use). Upon impairment, unrealized losses are recognized in the income statement.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2012	2011	2010
Shares	193	125	246
Debt securities	4,754	2,183	242
Other	38	(9)	5
Revaluation reserve for available-for-sale investments	4,985	2,299	493

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

Annual Report on Form 20-F 2012	249

30.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2012	(667)	(243)	(54)	(964)

Movement in foreign currency translation and net foreign investment hedging reserves	(74)	(41)	(1)	(116)
Tax effect	(8)	10	1	3
Equity movements of associates	-	-	22	22
At December 31, 2012	(749)	(274)	(32)	(1,055)

At January 1, 2011	(1,030)	(277)	(36)	(1,343)

Movement in foreign currency translation and net foreign investment hedging reserves	364	45	-	409
Tax effect	(1)	(11)	-	(12)
Equity movements of associates	-	-	(18)	(18)
At December 31, 2011	(667)	(243)	(54)	(964)

At January 1, 2010	(2,211)	(82)	(11)	(2,304)

Movement in foreign currency translation and net foreign investment hedging reserves	1,299	(262)	-	1,037
Tax effect	(118)	67	-	(51)
Equity movements of associates	-	-	(25)	(25)
At December 31, 2010	(1,030)	(277)	(36)	(1,343)

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

The equity movements of associates reflect Aegon’s share of changes recognized directly in the associate’s equity.

31 Convertible core capital securities

	2012	2011	2010
At January 1	-	1,500	2,000
Repurchases	-	(1,500)	(500)
At December 31	-	-	1,500

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

250	Notes to the consolidated financial statements of Aegon N.V. Note 32

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

32 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non- cumulative subordinated notes	Total
At January 1, 2012	4,192	453	75	-	4,720
Issuance of non-cumulative subordinated notes	-	-	-	271	271
Share options cost incurred	-	-	32	-	32
Share options forfeited	-	-	(5)	-	(5)
At December 31, 2012	4,192	453	102	271	5,018

At January 1, 2011	4,192	453	59	-	4,704
Share options cost incurred	-	-	20	-	20
Share options forfeited	-	-	(4)	-	(4)
At December 31, 2011	4,192	453	75	-	4,720

At January 1, 2010	4,192	453	64	-	4,709
Share options cost incurred	-	-	7	-	7
Share options forfeited	-	-	(12)	-	(12)
At December 31, 2010	4,192	453	59	-	4,704

[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2012	2011	2010
USD 500 million	6.50%	Quarterly, December 15	2013	424	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2013	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2013	438	438	438
EUR 200 million	6.0%	Annually, July 21	2013	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2013	745	745	745
EUR 950 million	floating DSL rate 2)	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate 3)	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821
At December 31				4,192	4,192	4,192

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

Annual Report on Form 20-F 2012	251

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2012	2011	2010
EUR 114 million	4.156% 1), 4)	8-Jun	2015	114	114	114
EUR 136 million	5.185% 2), 4)	14-Oct	2018	136	136	136
EUR 203 million	4.260% 3), 4)	4-Mar	2021	203	203	203
At December 31				453	453	453

[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[4]	If the bonds are not called on the respective call dates, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principal amounts to meet losses.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2012	2011	2010
USD 525 million	8%	Quarterly, February 15	2017	271	-	-
At December 31				271	-	-

On February 7, 2012, Aegon issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and have been priced at 100% of their principal amount. Any cancelled interest payments will not be cumulative.

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

The interest cash flows on substantially all of these securities has been swapped to an EURIBOR based interest rate.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2012 the equity component amount to EUR 271 million, subordinated borrowings amounts to EUR 42 million and a deferred tax liability amounting to EUR 89 million.

Refer to note 34 for details of the component classified as subordinated borrowings.

33 Trust pass-through securities

	Coupon rate	Coupon rate	Year of issue	Year of maturity	Year of next call	2012	2011

USD 18 million 1)	Floating	Quarterly, July 23	2004	2034	2013	15	15

USD 225 million 2)	7.65%	Semi-annually, December 1	1996	2026	n.a.	102	106

USD 190 million 2)	7.625%	Semi-annually, November 15	1997	2037	n.a.	38	38

At December 31						155	159

[1]	Issued by a subsidiary of Aegon N.V.
[2]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

252	Notes to the consolidated financial statements of Aegon N.V. Note 34

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

The fair value of these loans amounts to EUR 129 million (2011: EUR 114 million).

34 Subordinated borrowings

Subordinated borrowings are subordinated to all other unsubordinated borrowings and liabilities. There have been no defaults or breaches of conditions during the period. The fair value of these loans amounts to EUR 94 million at December 31, 2012 (2011: EUR 18 million).

Subordinated borrowings include a liability of EUR 42 million relating to the non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and its subordination refer to note 32.

35 Insurance contracts

	2012	2011
Life insurance	94,862	94,905
Non-life insurance
- Unearned premiums and unexpired risks	4,095	3,687
- Outstanding claims	1,978	1,802
- Incurred but not reported claims	678	718
Incoming reinsurance	3,596	3,862
At December 31	105,209	104,974

	2012	2011
Non-life insurance:
- Accident and health insurance	6,102	5,565
- General insurance	649	642
Total non-life insurance	6,751	6,207

Movements during the year in life insurance:	2012	2011
At January 1	94,905	91,229
Acquisitions though business combinations	20	492
Disposal of a business	(297)	(127)
Portfolio transfers and acquisitions	53	161
Gross premium and deposits - existing and new business	6,713	6,008
Unwind of discount / interest credited	4,019	3,654
Insurance liabilities released	(11,161)	(10,157)
Changes in valuation of expected future benefits	348	1,793
Loss recognized as a result of liability adequacy testing	1	2
Shadow accounting adjustments	402	420
Net exchange differences	(521)	1,915
Transfer to insurance contracts for account of policyholders	277	(569)
Other	103	84
At December 31	94,862	94,905

Annual Report on Form 20-F 2012	253

Movements during the year in non-life insurance:	2012	2011
At January 1	6,207	5,674
Gross premiums - existing and new business	2,348	2,198
Unwind of discount / interest credited	251	217
Insurance liabilities released	(1,144)	(1,042)
Changes in valuation of expected future claims	24	(7)
Change in unearned premiums	(1,229)	(1,129)
Change in unexpired risks	(5)	(4)
Incurred related to current year	730	652
Incurred related to prior years	338	265
Release for claims settled current year	(296)	(292)
Release for claims settled prior years	(658)	(640)
Shadow accounting adjustments	135	170
Loss recognized as a result of liability adequacy testing	170	-
Change in IBNR	(41)	7
Net exchange differences	(79)	138
At December 31	6,751	6,207

Movements during the year in incoming reinsurance:	2012	2011
At January 1	3,862	3,375
Gross premium and deposits - existing and new business	1,816	1,702
Disposal of a business	-	(1,120)
Unwind of discount / interest credited	272	229
Insurance liabilities released	(2,229)	(549)
Changes in valuation of expected future benefits	(28)	45
Net exchange differences	(54)	125
Other	(43)	55
At December 31	3,596	3,862

36 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2012	2011
At January 1	73,425	77,650
Acquisitions through business combinations	29	72
Disposal of a business	(403)	(6,144)
Portfolio transfers and acquisitions	(67)	(114)
Gross premium and deposits - existing and new business	6,901	6,882
Unwind of discount / interest credited	7,295	575
Insurance liabilities released	(8,642)	(5,967)
Fund charges released	(916)	(1,186)
Changes in valuation of expected future benefits	53	(31)
Transfer to/from insurance contracts	(277)	569
Net exchange differences	(535)	1,109
Other	9	10
At December 31	76,872	73,425

254	Notes to the consolidated financial statements of Aegon N.V. Note 37

37 Investment contracts

	2012	2011
Investment contracts	17,768	20,847

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2012	20,128	719	20,847
Portfolio transfers and acquisitions	(17)	-	(17)
Deposits	2,299	-	2,299
Withdrawals	(5,619)	-	(5,619)
Investment contracts liabilities released	-	(68)	(68)
Interest credited	443	-	443
Fund charges released	(9)	-	(9)
Movements related to fair value hedges	(72)	-	(72)
Net exchange differences	(165)	21	(144)
Other	108	-	108
At December 31, 2012	17,096	672	17,768

At January 1, 2011	22,558	679	23,237
Portfolio transfers and acquisitions	39	-	39
Deposits	2,749	-	2,749
Withdrawals	(6,239)	-	(6,239)
Investment contracts liabilities released	-	18	18
Interest credited	517	-	517
Fund charges released	(8)	-	(8)
Movements related to fair value hedges	49	-	49
Net exchange differences	308	22	330
Other	155	-	155
At December 31, 2011	20,128	719	20,847

	2012	2011
Fair value of investment contracts without discretionary participation features	17,465	20,494

Investment contracts consist of the following:	2012	2011
Institutional guaranteed products	6,073	8,103
Fixed annuities	5,979	6,044
Savings accounts	4,386	5,255
Investment contracts with discretionary participation features	672	719
Other	658	726
At December 31	17,768	20,847

Annual Report on Form 20-F 2012	255

38 Investment contracts for account of policyholders

	2012	2011
Investment contracts for account of policyholders 1)	78,418	71,433

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2012	26,687	44,746	71,433
Gross premium and deposits - existing and new business	5,541	5,307	10,848
Withdrawals	(5,300)	-	(5,300)
Interest credited	2,613	3,627	6,240
Investment contracts liabilities released	-	(5,782)	(5,782)
Fund charges released	(169)	-	(169)
Net exchange differences	(99)	1,332	1,233
Other	(85)	-	(85)
At December 31, 2012	29,188	49,230	78,418

At January 1, 2011	25,603	43,924	69,527
Gross premium and deposits - existing and new business	7,076	5,750	12,826
Withdrawals	(6,239)	-	(6,239)
Disposal of a business	-	(573)	(573)
Interest credited	(316)	(639)	(955)
Investment contracts liabilities released	-	(5,039)	(5,039)
Fund charges released	(148)	-	(148)
Net exchange differences	865	1,323	2,188
Other	(154)	-	(154)
At December 31, 2011	26,687	44,746	71,433

39 Borrowings

	2012	2011
Debentures and other loans	12,235	9,199
Commercial paper	413	646
Bank overdrafts	93	278
Short-term deposits	17	18
At December 31	12,758	10,141

Current	1,398	2,343
Non-current	11,360	7,798

Total fair value of borrowings	13,528	10,250

During 2012, residential mortgage backed securities (RMBSs) were issued under the Dutch SAECURE program for a total amount of EUR 2,050 million. Also, EUR 1,500 million was borrowed from the European Central Bank (ECB), under its Long Term Refinancing Operation (LTRO) program. The net proceeds of these borrowings were used to finance a part of the Dutch mortgage portfolio of Aegon The Netherlands.

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

256	Notes to the consolidated financial statements of Aegon N.V. Note 39

A detailed composition of the debentures and other loans is included in the following table:

Debentures and other loans

	Coupon rate	Coupon date	Issue / Maturity	2012	2011
USD 200 million Zero Coupon Bonds 1)	-	-	1982 / 12	-	142
EUR 1.0 billion Senior Notes	7.00%	April 29	2009 / 12	-	999
USD 750 million Senior Notes	4.75%	Semi-annually	2003 / 13	569	578
Revolving Loan Facility Warehouse Mortgage Loans 2)	Floating	Monthly	2011 / 13	249	35
EUR 500 million Medium-Term Notes 11)	4.125%	December 8	2004 / 14	532	516
USD 500 million Senior Unsecured Notes	4.625%	Semi-annually	2009 / 15	378	384
EUR 1,018 million “SAECURE 7” RMBS Note 2), 4)	Floating	Quarterly	2010 / 15	914	951
GBP 35 million Note issue agreement 2), 5), 6)	Floating	Quarterly	2010 / 15	25	33
EUR 80 million Mortgage loan 3)	Floating	Quarterly	2010 / 15	80	80
EUR 212 / USD 600 “SAECURE 11” RMBS Note 2), 8)	Floating	Quarterly	2012 / 15	649	-
EUR 1,500 million ECB LTRO 2)	Floating	At Maturity	2012 / 15	1,500	-
EUR 1,500 million “SAECURE 10” RMBS Note 2), 7)	Floating	Quarterly	2011 / 16	1,378	1,448
EUR 842 million “SAECURE 9” RMBS Note 2), 9)	Floating	Quarterly	2010 / 16	735	778
EUR 1,365 million “SAECURE 12” RMBS Note 2), 10)	Floating	Quarterly	2012 / 17	1,365	-
EUR 160 million Mortgage loan 3)	Floating	Quarterly	2011 / 17	159	154
EUR 500 million Unsecured Notes	3%	July 18	2012 / 17	498	-
EUR 75 million Medium-Term Notes 1), 11)	4.625%	December 9	2004 / 19	82	75
USD 500 million Senior Notes 1), 11)	5.75%	Semi-annually	2005 / 20	436	419
USD 305 million Note issue agreement 2)	5.54% / 8.88%	Quarterly	2002 / 22	78	94
GBP 250 million Note issue agreement 2), 5), 6)	Floating	April 21	2008 / 23	92	156
USD 292 million Senior Secured Note2)	Floating	Quarterly	2012 / 23	216	-
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	305	296
USD 1.54 billion Variable Funding Surplus Note 1), 5)	Floating	Quarterly	2006 / 36	1,091	1,034
USD 1.5 billion Variable Funding Surplus Note 1), 5)	Floating	Quarterly	2007 / 37	-	126
USD 550 million Floating Rate Guaranteed Note 2), 5)	Floating	Quarterly	2007 / 37	360	366
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	486	471
Other				58	64
At December 31				12,235	9,199

[1]	Issued by subsidiaries of, and guaranteed by Aegon N.V.
[2]	Issued by a subsidiary of Aegon N.V.
[3]	Issued by a joint venture of Aegon Nederland N.V.
[4]	The first optional redemption date is August 2015; the legal maturity date is August 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investment.
[5]	Outstanding amounts can vary up to the maximum stated nominal amount.
[6]	Private Value-in-Force (ViF) securitization by Aegon UK to monetize a portion of future profits associated with an existing book of unit-linked business.
[7]	The first optional redemption date is February 2016; the legal maturity date is February 2094. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investment.
[8]	The first optional redemption date is July 2015; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investment.
[9]	The first optional redemption date is March 2016; the legal maturity date is September 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investment.
[10]	The first optional redemption date is October 2017; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investment.
[11]	Measured at fair value.

Included in debentures and other loans is EUR 1,050 million (2011: EUR 1,010 million) relating to borrowings measured at fair value. For the year 2012, Aegon’s credit spread had a negative impact of EUR 48 million on income before tax (2011: positive impact of EUR 30 million) and a negative impact of EUR 34 million on shareholders’ equity (2011: positive impact of EUR 21 million). The cumulative positive impact of Aegon’s credit spread, based on observable market data, on income before tax amounted to EUR 24 million (2011: EUR 72 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amount to EUR 67 million (2011: EUR 16 million).

Annual Report on Form 20-F 2012	257

Of the debentures and other loans EUR 531 million is pledged as collateral (2011: EUR 556 million).

Undrawn committed borrowing facilities:	2012	2011
Floating-rate
- Expiring within one year	1,248	2,638
- Expiring beyond one year	2,020	985
At December 31	3,268	3,623

There were no defaults or breaches of conditions during the period.

40 Provisions

	2012	2011
At January 1	444	357
Additional provisions	98	280
Unused amounts reversed through the income statement	(60)	(41)
Unwinding of discount and change in discount rate	7	8
Used during the year	(116)	(158)
Net exchange differences	2	(2)
Other	(44)	-
At December 31	331	444

Current	130	203
Non-current	201	241

The provisions mainly consist of provisions for contingent consideration relating to business combinations (earn out) of EUR 187 million (2011: EUR 196 million), restructuring provision of EUR 56 million (2011: EUR 135 million), provision for unearned commission of EUR 33 million (2011: EUR 38 million) and litigation provisions of EUR 10 million (2011: EUR 19 million).

In 2012, Other reflects the release of earn out provisions which were directly deducted from goodwill.

Main uncertainties relate to the contingent consideration relating to business combinations. These earn out payments will be payable if specific targets, as set out in the purchase agreements, are met in the future. The expected timing of resulting outflows vary between 2014 and 2017.

41 Defined benefit plans

	2012	2011
Retirement benefit plans	1,798	1,634
Other post-employment benefit plans	223	247
Total defined benefit plans	2,021	1,881

Retirement benefit plans in deficit	201	303
Retirement benefit plans in surplus	-	-
Total defined benefit assets	201	303

Retirement benefit plans in deficit	1,999	1,937
Other post-employment benefit plans in deficit	223	247
Total defined benefit liabilities	2,222	2,184

258	Notes to the consolidated financial statements of Aegon N.V. Note 41

	2012			2011
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	1,634	247	1,881	1,566	234	1,800
Defined benefit expenses	300	(7)	293	174	21	195
Contributions paid	(37)	-	(37)	(33)	-	(33)
Benefits paid	(99)	(16)	(115)	(91)	(16)	(107)
Net exchange differences	2	(2)	-	(1)	6	5
Other	(2)	1	(1)	19	2	21
At December 31	1,798	223	2,021	1,634	247	1,881

The amounts recognized in the statement of financial position are determined as follows:

Retirement benefit plans		2012	2011	2010	2009	2008
Present value of wholly or partly funded obligations		3,617	3,309	2,925	2,545	2,144
Fair value of plan assets		(2,747)	(2,543)	(2,507)	(2,092)	(1,786)
		870	766	418	453	358
Present value of wholly unfunded obligations1)		2,412	2,272	1,952	1,831	1,644
Unrecognized actuarial gains / (losses)		(1,484)	(1,404)	(804)	(751)	(586)
Unrecognized past service cost		-	-	-	-	-
At December 31		1,798	1,634	1,566	1,533	1,416

Other post-employment benefit plans		2012	2011	2010	2009	2008
Present value of wholly or partly funded obligations		-	3	3	3	4
Fair value of plan assets		-	-	-	-	-
		-	3	3	3	4
Present value of wholly unfunded obligations		248	271	256	224	231
Unrecognized actuarial gains / (losses)		(31)	(27)	(25)	(12)	(19)
Unrecognized past service cost		6	-	-	-	-
At December 31		223	247	234	215	216

Defined benefit plans		2012	2011	2010	2009	2008
Present value of wholly or partly funded obligations		3,617	3,312	2,928	2,548	2,148
Fair value of plan assets		(2,747)	(2,543)	(2,507)	(2,092)	(1,786)
		870	769	421	456	362
Present value of wholly unfunded obligations 1)		2,660	2,543	2,208	2,055	1,875
Unrecognized actuarial gains / (losses)		(1,515)	(1,431)	(829)	(763)	(605)
Unrecognized past service cost		6	-	-	-	-
At December 31		2,021	1,881	1,800	1,748	1,632

[1]

Assets held by Aegon The Netherlands backing retirement benefits of EUR 2,280 million (2011: EUR 2,039 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own financial instruments included in plan assets and the fair value of other assets used by Aegon included in planned assets was nil in both 2012 and 2011.

Annual Report on Form 20-F 2012	259

The amounts recognized in the income statement are as follows:

	2012			2011
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service costs	91	9	100	87	8	95
Interest cost	258	11	269	253	12	265
Expected return on plan assets	(159)	-	(159)	(160)	-	(160)
Actuarial (gains) / losses recognized	106	-	106	47	-	47
(Gains) / losses on curtailment	-	-	-	(56)	-	(56)
Past service cost	4	(26)	(22)	3	1	4
Other	-	-	-	-	-	-
Total defined benefit expenses	300	(6)	294	174	21	195

				2010
				Retirement benefit plans	Other post- employment benefit plans	Total
Current year service costs				93	6	99
Interest cost				259	13	272
Expected return on plan assets				(162)	-	(162)
Actuarial (gains) / losses recognized				51	-	51
(Gains) / losses on curtailment				(29)	-	(29)
Past service cost				1	2	3
Other				(3)	-	(3)
Total defined benefit expenses				210	21	231

Defined benefit expenses are included in “Commissions and expenses” in the income statement.

	2012			2011
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Actual return on plan assets and reimbursement rights	305	-	305	50	-	50

Movements during the year of the present value of the defined benefit obligations					2012	2011
At January 1					5,855	5,136
Current year service costs					100	95
Interest cost					269	265
Contributions by plan participants					11	12
Actuarial (gains)/losses					338	511
Benefits paid					(260)	(235)
Settlements and curtailments					-	(69)
Past service cost					(22)	4
Net exchange differences					(14)	119
Other					-	17
At December 31					6,277	5,855

260	Notes to the consolidated financial statements of Aegon N.V. Note 41

Movements during the year in plan assets for retirement benefit plans	2012	2011
At January 1	2,543	2,507
Expected return on plan assets	159	160
Actuarial gains/(losses)	146	(110)
Contributions by employer	48	44
Benefits paid	(145)	(128)
Net exchange differences	(4)	70
At December 31	2,747	2,543

Breakdown of plan assets for retirement benefit plans	2012	2011
Equity instruments	1,433	1,335
Debt instruments	1,085	1,004
Other	229	204
At December 31	2,747	2,543

All other post-employment benefit plans are unfunded.

Sensitivity of assumed medical cost trend rates

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

		2012		2011
		1%	(1%)	1%	(1%)
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs		2	(1)	2	(1)
Accumulated post-employment benefit obligation for medical cost		16	(15)	18	(17)

Experience adjustments arising on	2012	2011	2010	2009	2008
Plan liabilities	8	14	59	(11)	(3)
Plan assets	146	(110)	175	241	(882)

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	90

Estimated future benefits	Pension benefits	Other benefits	Total
2013	264	15	279
2014	269	17	286
2015	273	17	290
2016	279	17	296
2017	284	18	302
2018-2022	1,487	100	1,587

Defined benefit plans are mainly operated by Aegon USA, Aegon The Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

Annual Report on Form 20-F 2012	261

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s eligible annual compensation. The defined benefit plans were unfunded by EUR 611million at December 31, 2012 (2011: EUR 524 million unfunded).

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 208 million (2011: EUR 208 million).

	2012	2011
Assumptions used to determine benefit obligations at year-end
Discount rate	4.00%	4.50%
Rate of increase in compensation levels	3.91%	3.91%

Assumptions used to determine net periodic benefit cost for the year ended December 31
Discount rate	4.50%	5.25%
Rates of increase in compensation levels	3.91%	4.59%
Expected long-term rate of return on assets	7.05%	7.05%

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

Aegon USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 175 million (2011: EUR 197 million).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

	2012	2011
Assumed health care trend rates
Health care cost trend rate assumed for next year	7.25%	7.25%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2020	2020

Target allocation of plan assets for retirement benefit plans for the next annual period is
Equity instruments	53 - 73%	53 - 73%
Debt instruments	15 - 35%	15 - 35%
Other	0 - 15%	0 - 15%

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

Pension plan contributions were not required for Aegon USA in 2012 or 2011.

Aegon The Netherlands

Aegon The Netherlands has a number of defined benefit plans and a small defined contribution plan. The contributions to the retirement benefit plan of Aegon The Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 45,978 per year (as at January 1, 2012) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 2,191 million at December 31, 2012 (2011: EUR 2,050 million). Assets held by Aegon The Netherlands for retirement

262	Notes to the consolidated financial statements of Aegon N.V. Note 41 benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

Aegon The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 44 million at December 31, 2012 (2011: EUR 46 million).

	2012	2011
Assumptions used to determine benefit obligations at year-end
Discount rate	3.60%	4.60%
Salary increase rate	2.25%	2.50%
Social security increase rate	2.25%	2.00%
Pension increase rate	0.88%	2.00%

	2012	2011
Assumptions used to determine net periodic benefit cost for the year ended December 31
Discount rate	4.60%	5.25%
Salary increase rate	2.50%	2.50%
Social security increase rate	2.00%	2.50%
Pension increase rate	2.00%	2.00%
Health care cost trend rate assumed for next year	2.00%	2.00%
Rate that the cost trend rate gradually declines to	2.00%	2.00%
Year that the rate reaches the rate it is assumed to remain at	N.A.	N.A.

Aegon UK

Aegon UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies affected with Scottish Equitable plc. In 2011, the scheme was closed to future accrual with effect from March 31, 2013. This resulted in a curtailment gain of EUR 56 million. The remaining unrecognized actuarial losses amount to EUR 200 million (2011: EUR 177 million). Under IAS 19, the defined benefit plan has a deficit of EUR 256 million at December 31, 2012 (2011: EUR 242 million).

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

	2012	2011
Assumptions used to determine benefit obligations at year-end
Discount rate	4.60%	4.70%
Salary increase rate	2.00%	2.00-4.00%
Pension increase rate	2.20-3.00%	2.20-3.00%
Price inflation	3.00%	2.20-3.00%
Expected long-term return on assets	4.90%	4.75%

Annual Report on Form 20-F 2012	263

	2012	2011
Assumptions used to determine net periodic benefit cost for the year ended December 31
Discount rate	4.70%	5.40%
Salary increase rate	2.00%	4.40%
Pension increase rate	2.20-3.00%	2.60-3.30%
Price inflation	3.00%	3.40%
Expected long-term return on assets	4.75%	6.00%

Target allocation of plan assets for retirement benefit plans for the next annual period is
Equity instruments	40%	40%
Debt instruments	60%	60%

New Markets

New Markets mostly operate defined contribution plans.

42 Deferred revenue liabilities

	2012	2011
At January 1	104	82
Income deferred	10	13
Disposal of a business	-	(2)
Release to income statement	(11)	(11)
Net exchange differences	1	1
Other	2	21
At December 31	106	104

43 Deferred tax

	2012	2011
Deferred tax assets	33	89
Deferred tax liabilities	3,609	2,499
Total net deferred tax liability / (asset)	3,576	2,410

Deferred tax assets comprise temporary differences on:	2012	2011
Financial assets	(26)	81
Deferred expenses, VOBA and other intangible assets	1	-
Losses	7	8
Other	51	-
At December 31	33	89

Other, in 2012, includes the tax asset in respect of the winding up of some entities.

Deferred tax liabilities comprise temporary differences on:	2012	2011
Real estate	385	449
Financial assets	3,621	2,120
Insurance and investment contracts	(2,706)	(2,347)
Deferred expenses, VOBA and other intangible assets	3,355	3,318
Defined benefit plans	(148)	(155)
Losses	(573)	(610)
Other	(325)	(276)
At December 31	3,609	2,499

264	Notes to the consolidated financial statements of Aegon N.V. Note 43

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined Benefit plans	Losses	Other	Total
At January 1, 2012	449	2,039	(2,347)	3,318	(155)	(618)	(276)	2,410
Acquisitions through business combinations	-	-	-	5	-	-	-	5
Disposal of a business	-	(2)	-	(4)	-	-	-	(6)
Charged to income statement	(22)	499	(408)	42	(48)	28	(86)	5
Charged to equity	(1)	936	-	-	(5)	4	23	957
Net exchange differences	(1)	(52)	22	(1)	-	4	-	(28)
Other	(40)	227	27	(6)	60	2	(37)	233
At December 31, 2012	385	3,647	(2,706)	3,354	(148)	(580)	(376)	3,576

At January 1, 2011	465	637	(2,136)	3,259	(107)	(653)	(394)	1,071
Acquisitions through business combinations	-	-	-	12	-	-	-	12
Disposal of a business	-	-	(1)	(85)	-	-	-	(86)
Charged to income statement	(15)	610	(127)	(149)	2	32	(129)	224
Charged to equity	1	890	-	-	-	2	91	984
Net exchange differences	2	76	(25)	89	(5)	(19)	(13)	105
Other	(4)	(174)	(58)	192	(45)	20	169	100
At December 31, 2011	449	2,039	(2,347)	3,318	(155)	(618)	(276)	2,410

The increase of deferred tax liabilities primarily relates to unrealized profits in 2012 in respect of financial assets due to a decrease in market interest rates.

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 71 million; tax EUR 11 million (2011: gross EUR 128 million; tax EUR 29 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts		Not recognized deferred tax assets
	2012	2011	2012	2011
< 5 years	174	190	45	45
≥ 5 - 10 years	72	66	20	21
≥ 10 - 15 years	-	4	-	2
≥ 15 - 20 years	17	51	5	13
Indefinitely	920	768	209	182
At December 31	1,183	1,079	279	263

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

	Gross amounts		Deferred tax assets
	2012	2011	2012	2011
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	890	1,900	311	656

Deferred corporate income tax asset dependent on the realization of capital profits	683	1,201	239	420
At December 31	1,573	3,101	550	1,076

Annual Report on Form 20-F 2012	265

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to insurance contracts and other items for the amount of gross EUR 64 million; tax EUR 15 million (2011: gross EUR 56 million; tax EUR 14 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totaled gross EUR 1,754 million; tax EUR 438 million (2011: gross EUR 1,749 million; tax EUR 437 million).

All deferred taxes are non-current by nature.

44 Other liabilities

	2012	2011
Payables due to policyholders	1,707	843
Payables due to brokers and agents	1,060	1,077
Payables out of reinsurance	1,629	1,529
Social security and taxes payable	69	62
Income tax payable	122	33
Investment creditors	1,352	626
Cash collateral	10,106	10,245
Repurchase agreements	2,224	2,928
Other creditors	2,447	2,158
At December 31	20,716	19,501

Current	17,688	17,497
Non-current	3,028	2,004

The carrying amounts disclosed reasonably approximate the fair values at year end, given the predominantly current nature of the other liabilities.

Refer to note 14 for a description of share appreciation rights and related expenses.

45 Accruals

	2012	2011
Accrued interest	182	981
Accrued expenses	151	204
At December 31	333	1,185

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

46 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

¿	Financial guarantees: these life contingent guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.10 and note 3);
¿	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to note 2.19);
¿

Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) and presented together with insurance liabilities (refer to note 2.19 and note 3); and

¿

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

266	Notes to the consolidated financial statements of Aegon N.V. Note 46

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

In The Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion, with a maximum cost ratio of 1.25% for normal unit-linked policies and 1.90% for policies with a guaranteed return due to the product improvements (‘Generieke Verbetermaatregelen’).

The following table provides information on the liabilities for financial guarantees for minimum benefits:

	2012					2011
	United States [1]	Canada [1]	The Netherlands [2]	New Markets	Total [3]	United States [1]	Canada [1]	The Netherlands [2]	New Markets	Total [3]
At January 1	645	89	1,306	47	2,087	60	45	831	5	941
Incurred guarantee benefits	58	(22)	18	(6)	48	544	62	475	42	1,123
Paid guarantee benefits	-	(5)	-	(13)	(18)	-	(20)	-	-	(20)
Net exchange differences	(11)	1	-	-	(10)	41	2	-	-	43
At December 31	692	63	1,324	28	2,107	645	89	1,306	47	2,087

Account value	14,608	1,678	8,187	686	25,159	11,410	1,847	7,587	423	21,267
Net amount at risk [4]	412	49	1,405	36	1,902	636	46	1,490	56	2,228

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24.
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

In addition, Aegon Americas reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2012, the reinsured account value was EUR 3.0 billion (2011: EUR 3.3 billion) and the guaranteed remaining balance was EUR 2.4 billion (2011: EUR 2.9 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2012, the contract had a value of EUR 90 million (2011: EUR 145 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves

Annual Report on Form 20-F 2012	267

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

Product balances as of December 31, 2012 were EUR 432 million in fixed annuities (2011: EUR 495 million) and EUR 112 million in life reinsurance (2011: EUR 122 million).

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2012			2011
	GMDB [1]	GMIB [2]	Total [4]	GMDB [1]	GMIB [2]	Total [4]
At January 1	376	872	1,248	292	543	835
Incurred guarantee benefits	90	(75)	15	144	309	453
Paid guarantee benefits	(74)	(86)	(160)	(73)	(17)	(90)
Net exchange differences	(6)	(9)	(15)	13	37	50
At December 31	386	702	1,088	376	872	1,248

	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value	32,882	5,987		29,923	6,200
Net amount at risk [5]	2,667	636		3,775	783
Average attained age of contractholders	67	67		67	66

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 35.
[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

268	Notes to the consolidated financial statements of Aegon N.V. Note 46

d. Life contingent guarantees in the Netherlands

The group pension contracts offered by Aegon in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

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

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 35.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2012	2011
	GMB [1],[2]	GMB [1],[2]
At January 1	3,254	1,656
Incurred guarantee benefits	430	1,598
At December 31	3,684	3,254

Account value	15,702	14,420
Net amount at risk [3]	3,841	3,462

[1]	Guaranteed minimum benefit in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 35.
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

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

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy. Refer to note 3 for more details on Aegon’s fair value hierarchy.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts. If the credit spreads were 20 basis points higher or lower respectively, and holding

Annual Report on Form 20-F 2012	269

all other variables constant in the valuation model, 2012 income before tax would have been EUR 284 million and EUR 299 million higher or lower respectively (2011: EUR 268 million and EUR 289 million higher or lower).

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.4% at December 31, 2012 and 25.7% at December 31, 2011. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had Aegon used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 118 million or an increase of EUR 104 million, respectively, in 2012 IFRS income before tax (2011: EUR 97 million decrease and EUR 86 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 289 million (2011: gain of EUR 152 million) to earnings. The main drivers of increase in net gain before tax are EUR (714) million related to decreases in risk free rates (2011: EUR 3,081 million loss), EUR 491 million related to an increase in equity markets (2011: EUR 160 loss), EUR 124 million related to decreases in equity volatilities (2011: EUR 75 million loss) offset by EUR (465) million related to movements in the spread of credit risk (2011: EUR 592 million gain). Hedges related to these guarantee reserves contributed fair value gains of EUR 407 million to income before tax (2011: EUR 2,805 million gains) and DAC offset and other contributed a gain of EUR 446 million (2011: EUR 71 million gain).

Guarantee reserves increased EUR 381 million in 2012 (2011: increase of EUR 2,838 million).

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

Core capital, which consists of shareholders’ equity, excluding revaluation reserve, was EUR 18,548 million at December 31, 2012 compared to EUR 17,536 million at December 31, 2011.

Shareholders’ equity increased by EUR 3,630 million due to the change in the revaluation reserve of EUR 2,618 million and net income for the year of EUR 1,532 million. There were a number of other effects, including dividends of EUR 148 million paid to common shareholders and preferred dividend paid of EUR 59 million.

Group equity consists of core capital plus Other equity instruments (see note 32) such as the junior perpetual capital securities, the perpetual cumulative subordinated bonds, the non-cumulative subordinated notes as well as other equity reserves. Group equity was EUR 29,661 million at December 31, 2012, compared to EUR 25,734 million at December 31, 2011.

270	Notes to the consolidated financial statements of Aegon N.V. Note 47

The following table reconciles total shareholders’ equity to the total capital base:

	2012	2011
Total shareholders’ equity	24,630	21,000
Junior perpetual capital securities	4,192	4,192
Perpetual cumulative subordinated bonds	453	453
Non-Cumulative Subordinate Note	271	-
Share options not yet exercised	102	75
Non-controlling interests	13	14
Trust pass-through securities	155	159
Subordinated borrowings	61	18
Borrowings	12,758	10,141
Borrowings not related to capital funding of insurance activities	(12,237)	(8,670)
Total capital base	30,398	27,382
Currency revaluation Other equity instruments 1)	(123)	(76)
Reverse Revaluation reserve	(6,082)	(3,464)
Total capital base excluding revaluation reserve	24,193	23,842

[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating the capital base, revalued to the period-end exchange rate

Borrowings not related to capital funding of insurance activities consists of operational funding including funding for the Dutch mortgage business and US regulation XXX and guideline AXXX redundant reserves. In the ordinary course of business, Aegon N.V. may at times have borrowings, which are offset by cash and cash equivalents available for future capital management activities, such as funding capital contributions in its subsidiaries, redemption of borrowings or payment of dividends to its shareholders.

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

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. For managing Aegon’s capital, the life insurance and life reinsurance regulations in the EU and the United States are of main importance. Aegon’s Insurance Group Directive ratio (IGD ratio) was 228% at the end of 2012 (2011: 195%). The calculation of the IGD ratio is based on Solvency I capital requirements for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

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

Annual Report on Form 20-F 2012	271

the end of 2012 the combined risk based capital ratio of Aegon’s life insurance subsidiaries in the United States was approximately 495% of the CAL RBC.

For the insurance and reinsurance undertakings of Aegon in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. For life insurance companies the Solvency I capital requirement is by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2012, Aegon The Netherlands consolidated solvency capital ratio based on IFRS was approximately 251%.

The Financial Services Authority (FSA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For Aegon UK, the published measure continues to be the most stringent requirement. At the end of 2012 Aegon UK’s aggregate Pillar 1 capital ratio was approximately 126% (excluding With-Profit funds). In the local solvency surplus calculation for regulatory filings the local regulator (FSA) only allows the available capital number of the With-Profits Funds included in overall available capital to be equal to the amount of With-Profits funds’ required capital.

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amount to EUR 10,052 million at December 31, 2012 (2011: EUR 9,512 million).

In addition Aegon’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict Aegon in its ability to pay dividends in the future.

OPTAS N.V., an indirect subsidiary of Aegon N.V., holds statutory reserves of EUR 981 million (2011: EUR 936 million) which are restricted. Included in Aegon N.V.’s legal reserves is an amount of EUR 441 million (2011: EUR 396 million) related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by Aegon.

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

	2012		2011
	Trading	Designated	Trading	Designated
Investments for general account	754	4,878	740	4,791
Investments for account of policyholders	-	152,662	-	141,397
Derivatives with positive values not designated as hedges	19,370	-	13,457	-
Total financial assets at fair value through profit or loss	20,124	157,540	14,197	146,188

Investment contracts for account of policyholders	-	29,188	-	26,687
Derivatives with negative values not designated as hedges	16,971	-	11,697	-
Borrowings	-	1,050	-	1,010
Total financial liabilities at fair value through profit or loss	16,971	30,238	11,697	27,697

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

272	Notes to the consolidated financial statements of Aegon N.V. Note 49

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

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2012		2011
	Trading	Designated	Trading	Designated
Net gains and (losses)	6,806	5,768	2,288	(3,249)

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

Refer to note 39 Borrowings for the impact of Aegon’s credit spread on the fair value of the borrowings designated at fair value through profit or loss.

49 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2013. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

Annual Report on Form 20-F 2012	273

	2012		2011
	Purchase	Sale	Purchase	Sale
Real estate	-	23	-	1
Mortgage loans	312	-	153	35
Bonds	-	-	-	4
Private loans	25	-	-	-
Other	365	-	590	-

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2012	2011
Guarantees	660	631
Standby letters of credit	41	58
Share of contingent liabilities incurred in relation to interests in joint ventures	102	51
Other guarantees	3	3
Other commitments and contingent liabilities	28	23

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

Contractual obligations

An Aegon N.V. indirect US life subsidiary has a net worth maintenance agreement with its subsidiary Transamerica Life (Bermuda) Ltd, pursuant to which Transamerica Life Insurance Company, a US life insurance subsidiary, will provide capital sufficient to maintain a S&P “AA” financial strength rating and capital sufficient to comply with the requirements of the countries in which its branches are located.

Aegon N.V. subsidiary company Aegon USA, LLC has a parental guarantee with its indirect subsidiary TLIC Riverwood Reinsurance, Inc, pursuant to which it will pay obligations to policy holders to the extent that assets held by Transamerica Life Insurance Company, a US life insurance subsidiary under a reinsurance are not sufficient to pay policyholder obligations.

Aegon N.V. has guaranteed and is severally liable for the following:

¿

Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its subsidiary companies Transamerica Corporation, Aegon USA, LLC and Commonwealth General Corporation. At December 31, 2012, the letter of credit arrangements amounted to EUR 3,606 million (2011: EUR 3,773 million); as at that date no amounts had been drawn, or were due under these facilities;

¿

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 507 million; 2011: EUR 656 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 1,963 million; 2011: EUR 2,207 million);

¿

Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2012.

Legal and arbitration proceedings, regulatory investigations and actions

Aegon is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. Current and former customers, both institutional as well as individual, and groups representing customers, initiate litigation. Also, certain groups encourage others to bring lawsuits in respect of products. Aegon has established litigation policies to deal with the claims, defending when the claim is without merit and seeking to settle in certain circumstances. There can be no assurances that Aegon will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

274	Notes to the consolidated financial statements of Aegon N.V. Note 49

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including certain of its subsidiaries. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims settlement practices. As other insurers in the United States have recently done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas increased certain reserves related to this matter by approximately EUR 37 million during the fourth quarter of 2011. No additional reserve increase was recorded in 2012. As the methodology to identify deceased policyholders becomes more refined, it is possible Aegon will add to this reserve. Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Aegon expects that regulators will be trying to reach settlements with other US insurers. While Aegon believes that Aegon’s processes to manage unclaimed property are generally adequate, with industry practices changing and regulatory interpretations evolving, it is uncertain what the further impact of any such inquiry could be for Aegon. Aegon estimates that the adverse financial impact may range from EUR 0 to EUR 150 million before tax.

Aegon subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. There is a risk that the Group is not able to resolve some or all such matters in the manner that it expects. In certain instances, Aegon subsidiaries modified business practices in response to such inquiries or the findings thereof. Aegon has also sought and intend to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances, such as the settlement Aegon reached in July 2009 with Stichting Verliespolis and Stichting Woekerpolis in The Netherlands, two major customer interest groups. In May 2012, Aegon announced that it would accelerate certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies consistent with the agreements Aegon announced in July 2009. With these measures, Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance for certain existing unit-linked products. These principles are the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry made a strong appeal to all industry participants to apply its principles. Aegon had previously made substantial product improvements to the unit-linked insurance policies which its Dutch business sold before January 1, 2008. Aegon’s approach was to settle compensation with clients when the policy expires. However, to comply with the Ministry’s principles, Aegon undertook to make direct additions to policy values before year-end 2012. As a result of this acceleration of these previously announced measures, in the second quarter of 2012 Aegon took a one-off charge of EUR 265 million before tax. In addition, Aegon will reduce future policy costs beginning in 2013 onward for the large majority of its unit-linked portfolio. This will decrease income before tax over the remaining duration of the policies by approximately EUR 125 million, based on the current present value. While parties such as the Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) support the arrangement, it is uncertain whether the public debate on the adequacy generally of the arrangements reached with customer interest groups, as well as the discussions in the Dutch Parliament, will not be continued in the future and lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of any further debate, including what actions, if any, Aegon may take in response thereto, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. In addition to the above, certain Aegon subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way Aegon conducts its business.

Certain of the products we sell are complex and involve significant investment risks that may be assumed by Aegon’s customers. Aegon has have received claims from certain current and former customers, and groups representing customers, in respect of certain products. Aegon has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if we believed it was appropriate to do so.

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

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific Aegon unit-linked product, the “Koersplan”-product. The Amsterdam Court of Appeal accepted Aegon’s position that Koersplan-products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to Koersplan-customers.

In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by Aegon. The Court based its decision on a single industry example, which Aegon believes is not representative. Aegon believes that, based on the arguments presented, the Court’s ruling was wrongly decided and, in October 2011, appealed the decision taken by the Amsterdam Court of Appeal to the Supreme Court in the Netherlands.

As is customary in connection with appeals to the Supreme Court, the Attorney General (Procureur Generaal) issued advice to the Supreme Court in March 2013. The Attorney General advised the Supreme Court to annul the decision of the Amsterdam Court of Appeal and refer the case back to another Court of Appeal for reassessment. However, for reasons that are limited to this specific case, the Attorney General’s advice to annul did not include the Amsterdam Court’s decision to apply a single industry example to define a reasonable premium.

The Supreme Court is not obliged to follow the advice of the Attorney General, although it will consider it. The Supreme Court could elect to follow the advice of the Attorney General or to refer the case back to another court for reassessment on different or additional grounds. If the Supreme Court were instead to confirm the decision taken by the Amsterdam Court of Appeal and the principles underlying such decision were applied to Aegon’s entire KoersPlan-portfolio (instead of solely to the holders of KoersPlan-products who are plaintiffs in the pending litigation), Aegon estimates the financial effect to be approximately EUR 150 million, after tax. The actual amount may vary based on uncertainties related to the application of any decision to individual customers, equity market fluctuations as well as interest rates movements. Aegon expects the Supreme Court to issue a decision in 2013.

Annual Report on Form 20-F 2012	275

Future lease payments

		2012			2011
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	-	-	-	1	1	-
Operating lease obligations	83	204	300	90	232	316
Operating lease rights	65	160	56	62	151	85

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancellable subleases is EUR 9 million (2011: EUR 9 million).

The operating lease rights relate to non-cancellable commercial property leases.

50 Transfers of financial assets

Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual rights to receive the cash flows of the transferred financial asset, but assumes a contractual obligation to pay the cash flows to one or more recipients in that arrangement.

In the normal course of business Aegon is involved in the following transactions:

¿	Transferred financial assets that are not derecognized in their entirety:
¿

securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash collateral is not recognized on the balance sheet;

¿

repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred, but are not derecognized. The obligation to repay the cash received is recognized as a liability.

¿	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale).
¿	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement:
¿	securitizations whereby mortgage loans are transferred to a securitization vehicle which is not part of the Group and where Aegon has a continuing involvement in the transferred assets.
¿	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions.
¿	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.

The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial asset that are derecognized in their entirety, but where Aegon has a continuing involvement and assets accepted and pledged as collateral.

276	Notes to the consolidated financial statements of Aegon N.V. Note 50

50.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2012
	Available-for-sale financial assets		Financial assets at fair value through profit or loss			Loans and receivables

	Shares	Debt securities	Shares	Debt securities	Investments for account of policy- holders	Mortgage loans
Carrying amount of transferred assets	272	8,038	-	26	795	-
Carrying amount of associated liabilities	297	8,075	-	27	814	-

Securities lending and repurchase activities

The table above includes financial assets that have been transferred to another party under securities lending and repurchase activities.

Aegon retains substantially all risks and rewards of those transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets. Non-cash collateral is not recognized in the statement of financial position. Cash collateral is recorded on the statement of financial position as an asset and an offsetting liability is established for the same amount as Aegon is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned. Refer to 50.3 and 50.4 for an analysis of collateral accepted and pledged in relation to securities lending and repurchase agreements.

50.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has derecognized certain financial assets that have been transferred in their entirety, but where Aegon has a continuing involvement.

As part of the Aegon Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. Currently, as at December 31, 2012, SAECURE 6, is held off-balance.

The related mortgage loan portfolio were sold and derecognized to SAECURE 6 BV in 2006. SAECURE 6 BV is not consolidated in the financial statements of Aegon. At the date of the transfer of the mortgage loan portfolio, Aegon recognized a gain of EUR 49 million, which equaled the difference between fair value and carrying amount of the mortgage loan portfolio transferred. The continuing involvement in SAECURE 6 and the maximum exposure to loss is represented by the interest rate swap, reported as a derivative. The fair value of the swap is EUR 202 million at December 31, 2012 (2011: EUR 155 million).

In 2013, the interest of the notes issued by the special purpose entity in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose entity has the right to call the notes and to sell the mortgage loan portfolio first back to Aegon. Aegon has a choice to either call back the mortgage loan portfolio, or not. The undiscounted cash outflows required to repurchase mortgage loans transferred to SAECURE 6 BV in 2006, will equal the fair value of the mortgage loan portfolio at repurchase date. The fair value of the mortgage loan portfolio is EUR 1.2 billion as at December 31, 2012 (2011: EUR 1.5 billion). The first opportunity for Aegon to buy the mortgage loan portfolio back is in the third quarter of 2013.

Total income recognized from Aegon’s continuing involvement in 2012 for SAECURE 6 BV is EUR 47 million (2011: EUR 56 million) and the cumulative gain 2006-2012 is EUR 153 million, equaling the fair value movement of the swap.

In the third quarter of 2012, SAECURE 5, sold EUR 424 million of mortgage loans back to Aegon N.V. at fair value. This transaction did not generate a significant profit or loss for Aegon.

Annual Report on Form 20-F 2012	277

50.3 Assets accepted

Aegon receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following table analyses the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2012	2011
Carrying amount of transferred financial assets	6,780	8,099
Fair value of cash collateral received	3,562	4,167
Fair value of non-cash collateral received	3,296	4,058
Net exposure	(78)	(126)

Non-cash collateral that can be sold or repledged in the absence of default	1,802	2,708
Non-cash collateral that has been sold or transferred	-	-

Reverse repurchase agreements	2012	2011
Cash paid for reverse repurchase agreements	4,411	2,743
Fair value of non-cash collateral received	4,428	2,771
Net exposure	(17)	(28)

Non-cash collateral that can be sold or repledged in the absence of default	3,710	1,425
Non-cash collateral that has been sold or transferred	-	-

The above items are conducted under terms that are usual and customary to standard securities lending activities, as well as requirements determined by exchanges where the bank acts as intermediary.

In addition, Aegon can receive collateral related to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. Refer to the credit risk section in note 4 for details on collateral received for derivative transactions.

50.4 Assets pledged

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

The following tables analyze the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2012	2011
General account (contingent) liabilities	4,131	4,594
Collateral pledged	6,801	7,438
Net exposure	(2,670)	(2,844)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

278	Notes to the consolidated financial statements of Aegon N.V. Note 51

Assets pledged for repurchase agreements	2012	2011
Cash received on repurchase agreements	2,224	2,928
Collateral pledged (transferred financial assets)	2,351	2,993
Net exposure	(127)	(65)

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 2.9 billion (2011: EUR 3.2 billion) have been pledged as security for notes issued (refer to note 39). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions is EUR 1,643 million (2011: EUR 1,743 million).

51 Business combinations

Acquisitions

2012

On December 20, 2012 Aegon entered into an exclusive 25-year strategic partnership with Banco Santander. Under the terms of the agreement, Aegon will acquire a 51% stake in both a life insurance company as well as in a non-life insurance company for a consideration of EUR 220 million. Depending on the performance of the partnership, Aegon may pay an additional amount after five years. Furthermore, Aegon Spain will provide the back-office services to the joint venture companies. The transaction is expected to close in the first half of 2013, subject to regulatory approval and will be financed from existing resources.

On December 5, 2012 Aegon announced the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. The transaction was closed on February 8, 2013. Fidem Life will be rebranded ‘Aegon Ukraine’ and will be integrated into the governance and management structure of Aegon CEE. Information related to the acquired assets and acquired liabilities will be disclosed in future periods, as the initial accounting is not yet finalized due to the fact that Aegon is currently performing the purchase price allocation.

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

2010

There were no acquisitions during 2010.

Divestments / Disposals

2012

Following the announced merger between Banca Cívica and CaixaBank in Spain, Aegon reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction was closed on October 11, 2012 after obtaining regulatory approval. The sale resulted in a book gain of EUR 35 million before tax and was recorded in the fourth quarter of 2012. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 13 million for 2012 (full year 2011: EUR 16 million).

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

Annual Report on Form 20-F 2012	279

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

Americas

¿	Aegon USA, LLC, Cedar Rapids, Iowa (United States)
¿	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States)
¿	Transamerica Advisors Life Insurance Company of New York, New York, New York (United States)
¿	Monumental Life Insurance Company, Cedar Rapids, Iowa (United States)
¿	Stonebridge Casualty Insurance Company, Columbus, Ohio (United States)
¿	Stonebridge Life Insurance Company, Rutland, Vermont (United States)
¿	Transamerica Financial Life Insurance Company, Inc., Albany, New York (United States)
¿	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)
¿	Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)
¿	Transamerica Life Canada, Toronto, Ontario (Canada)

The Netherlands

¿	Aegon Bank N.V., Utrecht
¿	Aegon Levensverzekering N.V., The Hague
¿	Aegon Schadeverzekering N.V., The Hague
¿	OPTAS Pensioenen N.V., Rotterdam
¿	Aegon Spaarkas N.V., The Hague
¿	Unirobe Meeùs Groep B.V., The Hague
¿	TKP Pensioen B.V., Groningen
¿	Aegon Hypotheken B.V., The Hague

United Kingdom

¿	Scottish Equitable plc, Edinburgh
¿	Origen Financial Services Ltd., London
¿	Positive Solutions (Financial Services) Ltd., Newcastle

280	Notes to the consolidated financial statements of Aegon N.V. Note 52

New Markets

¿	Aegon España S.A., Madrid (Spain) (99.98%)
¿	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Hungary)
¿	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Poland)

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

¿	AMVEST Vastgoed B.V., Utrecht (50%), property management and development

New Markets

¿	Aegon-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%)
¿	Aegon Sony Life Insurance Cy, Tokyo (Japan), life insurance company (50%)
¿	Caja Badajoz Vida y Pensiones, SA de Seguros, Badajoz (Spain), life insurance and pension company (50%)
¿	Cantabria Vida y Pensiones, SA de Seguros y Reaseguros, Santander (Spain), life insurance and pension company (50%)
¿	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain) life insurance and pension company (50%)
¿	Unnim Vida, SA de Seguros y Reaseguros, Terrassa (Spain) life insurance and pension company (50%)
¿	Aegon Industrial Fund Management Co., Ltd, Shanghai (China), investment management company (49%)

Summarized financial information of joint ventures for 2012 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	60	1,111	48	272	38	60
Aegon-CNOOC	86	384	47	396	162	166
Aegon Sony Life Insurance	13	269	10	254	12	30
Caja Badajoz Vida y Pensiones	3	204	-	169	73	69
Cantabria Vida y Pensiones	3	99	2	72	33	30
Liberbank Vida y Pensiones	11	148	2	139	2	2
Unnim Vida	40	1,416	9	1,193	260	247
Aegon Industrial Fund Management	6	47	5	-	34	19
Total	222	3,678	123	2,495	614	623

Annual Report on Form 20-F 2012	281

Summarized financial information of joint ventures for 2011 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	80	1,127	7	829	40	52
Aegon-CNOOC	74	324	27	340	97	101
Aegon Sony Life Insurance	8	151	7	113	5	20
Caja Badajoz Vida y Pensiones	4	176	1	147	71	68
Banca Civica joint venture partners	31	849	9	728	243	226
Cantabria Vida y Pensiones	7	127	2	106	30	27
Unnim Vida	55	1,394	15	1,200	239	225
Aegon Industrial Fund Management	15	40	9	-	35	19
Total	274	4,188	77	3,463	760	738

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

¿	N.V. Levensverzekering-Maatschappij “De Hoop”, The Hague (33.3%)

United Kingdom

¿	Tenet Group Limited, Leeds (22%)

New Markets

¿	CAM Aegon Holding Financiero, Alicante (Spain) (49.99%)
¿	La Mondiale Participations S.A., Lille (France) (35%)
¿	Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)
¿	Aegon Religare Life Insurance Company, Mumbai (India) (26%)
¿	Mongeral, S.A. Seguros e Previdencia, Rio de Janeiro (Brazil) (50%)

Refer to note 25 for further details on investments in associates.

282	Notes to the consolidated financial statements of Aegon N.V. Note 53

53 Related party transactions

Related party transactions include, among others, transactions between Aegon N.V. and Vereniging Aegon.

On February 15, 2013, Aegon N.V. and Vereniging Aegon reached an agreement to exchange, subject to approval by the Annual General Meeting of Shareholders on May 15, 2013, all of Aegon’s preferred shares for cash and common shares (see also the section “Major Shareholders” for a description of the agreement reached).

On October 15, 2012 Vereniging Aegon exercised its option rights to purchase in aggregate 3,907,000 class B preferred shares at par value to correct dilution caused by Aegon’s issuance of shares on September 15, 2012, being the interim-dividend 2012 in the form of stock-dividend.

On August 15, 2012 Vereniging Aegon exercised its option rights to purchase in aggregate 4,114,000 class B preferred shares at par value to correct dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock-dividend.

On June 15, 2011, Aegon repurchased 187.5 million of the convertible core capital securities. The total payment to the Dutch government on June 15, 2011 amounted to EUR 1.125 billion and included a premium of EUR 375 million. Including this repurchase Aegon had repurchased the full EUR 3 billion convertible core capital securities from the Dutch State. The total amount Aegon has paid to the Dutch State amounts to EUR 4.1 billion. Of this amount, EUR 3 billion covered the original issue of core capital securities, while an additional EUR 1.1 billion was paid in premium and interest.

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

In August 2010, the European Commission approved the capital support provided to Aegon by the Dutch State through Vereniging Aegon. The Commission gave its approval for the state support, but imposed a number of behavioral constraints on the company. These behavioral constraints expired with the full repurchase of the core capital securities and repayment of the Dutch State on June 15, 2011.

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

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, and the CEO’s of Aegon USA, Aegon The Netherlands, Aegon UK and Aegon Central & Eastern Europe. The total remuneration for the members of the Management Board over 2012 was EUR 13.8 million (2011: EUR 9.7 million), consisting of EUR 4.1 million (2011: EUR 3.5 million) fixed compensation, EUR 6.2 million (2011: EUR 3.7 million) variable compensation, EUR 0.6 million (2011: EUR 0.8 million) other benefits, EUR 2.3 million (2011: EUR 1.3 million) pension premiums, EUR nil (2011: EUR 0.4 million)

Annual Report on Form 20-F 2012	283

other long-term benefits, and EUR 0.6 million (2011: nil) one time 16% crisis tax was accrued for Dutch members of the Management Board.

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ‘000, except where indicated otherwise).

Remuneration of active members of the Executive Board

This presentation-format differs from that of previous years. The information below reflects the compensation and various related expenses, as incurred in 2012. Under the new remuneration structure introduced in 2011 rewards are awarded (paid out, or ‘vesting’ in the case of shares) over a number of years after a performance year. The changes in the remuneration-structure have made it more relevant to present rewards earned in a certain performance year instead of what was received in a certain year. Additional factors have been introduced as well, i.e. the ‘crisis tax levy’ introduced by the Dutch Government in 2012 that is required to be included in this section.

Fixed compensation payments

	2012	2011
Alexander R. Wynaendts	1,049	962
Jan J. Nooitgedagt	744	709

The Supervisory Board has adjusted the 2012 fixed compensation of the Executive Board members in order to reflect cost of living increases in line with that has been awarded to all staff in the Netherlands in previous years.

Conditional variable compensation awards

	2012	2011
Alexander R. Wynaendts	1,018	8181)
Jan J. Nooitgedagt	699	5321)

[1]	The performance related cash remuneration granted over 2011, payable in 2012, was waived by Mr. Wynaendts and Mr. Nooitgedagt (respectively EUR 164 and EUR 106).

2012

Over the performance year 2012 Mr. Wynaendts was awarded EUR 1,018 in total conditional variable compensation. Mr. Nooitgedagt was awarded EUR 699.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2012 40% is payable in 2013. Accordingly, Mr. Wynaendts and Mr. Nooitgedagt will receive a cash payment of EUR 204 and EUR 140 respectively. The number of shares to be made available in 2013 related to performance year 2012 is 65,111 and 44,741 for Mr. Wynaendts and Mr. Nooitgedagt respectively, with the exception of shares sold to meet income tax obligations. To the vested shares a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2012 (60%), for Mr. Wynaendts EUR 305 and 97,665 shares and for Mr. Nooitgedagt EUR 210 and 67,110 shares, is to be paid out in future years, subject to ex-post assessments, that may result in downward adjustments and may be subject to additional conditions being met. In each of the years 2014, 2015 and 2016, 20% of the total variable compensation over 2012 may be made available. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting (with the exception of shares sold to meet income tax obligations). To the vested shares a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

2011

Over the performance year 2011 Mr. Wynaendts was awarded EUR 818 in total conditional variable compensation. Mr. Nooitgedagt was awarded EUR 532.

Variable compensation was split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2011 40% was payable in 2012. However, Mr. Wynaendts and Mr. Nooitgedagt both waived the cash payment of EUR 164 and EUR 106 respectively. The number of shares that was made available in 2012 related to performance year 2011 was 34,607 and 22,501 for Mr. Wynaendts and Mr. Nooitgedagt respectively, with the exception of shares sold to meet income tax obligations. To the vested shares a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

284	Notes to the consolidated financial statements of Aegon N.V. Note 53

The remaining part of variable compensation for the performance year 2011 (60%), for Mr. Wynaendts EUR 245 and 51,912 shares and for Mr. Nooitgedagt EUR 160 and 33,750 shares, is to be paid out in 2013 and following years, subject to ex-post assessments, that may result in downward adjustments and may be subject to additional conditions being met. In each of the years 2013, 2014 and 2015, 20% of the total variable compensation over 2011 may be made available. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting (with the exception of shares sold to meet income tax obligations). To the vested shares a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

The table below illustrates all the conditionally awarded cash and shares of the active members of the Executive Board (on the left side), and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned (on the right side):

	Reference period	Conditional granted performance related remuneration										Timing of vesting, subject to targets and conditions
Shares		2007		2008	2009		2010		2011 [1]		2012 [2]	2012		2013		2014	2015	2016
Alexander R. Wynaendts	2007	18,506	[3]	-	-		-		-		-	9,253		-		-	-	9,253
	2009-2011	-		-	147,296	[4]	-		-		-	147,296		-		-	-	-
	2010-2012	-		-	-		112,040	[5]	-		-	-		112,040	[5]	-	-	-
	2011	-		-	-		-		86,519		-	34,607		17,304		17,304	17,304	-
	2012	-		-	-		-		-		162,776	-		65,111		32,555	32,555	32,555
Total number of shares		18,506		-	147,296		112,040		86,519		162,776	191,156		194,455		49,859	49,859	41,808
Jan. J. Nooitgedagt	2009-2011	-		-	96,663	[4]	-		-		-	96,663		-		-	-	-
	2010-2012	-		-	-		82,427	[5]	-		-	-		82,427	[5]	-	-	-
	2011	-		-	-		-		56,251		-	22,501		11,250		11,250	11,250	-
	2012	-		-	-		-		-		111,851	-		44,741		22,370	22,370	22,370
Total number of shares		-		-	96,663		82,427		56,251		111,851	119,164		138,418		33,620	33,620	22,370
Cash (in EUR)

Alexander R. Wynaendts	2007-2011	301,000	[6]	-	-		0	[7]	245,385	[8]	-	0	[8]	81,795		81,795	81,795	-
	2012	-		-	-		-		-		508,840	-		203,536		101,768	101,768	101,768
Total cash		301,000		-	-		-		245,385		508,840	-		285,331		183,563	183,563	101,768
Jan J. Nooitgedagt	2007-2011	-		-	-		0	[7]	159,540	[9]	-	0	[9]	53,180		53,180	53,180	-
	2012	-		-	-		-		-		349,646	-		139,859		69,929	69,929	69,929
Total cash		-		-	-		-		159,540		349,646	-		193,039		123,109	123,109	69,929

[1]	The number of shares is based on the share price at grant of EUR 4.727.
[2]	The number of shares is based on the share price at grant of EUR 3.126.
[3]

During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares will vest in 2012 and 50% will vest in 2016.

[4]	These shares vested in 2012 and are subject to an additional two year holding period.
[5]	These shares vested in 2013 on basis of actual realized performance and are subject to an additional two year holding period.
[6]	Vested and paid out in 2008.
[7]	All performance related cash remuneration granted over 2010 was waived by both Mr. Wynaendts (EUR 317,000) and Mr. Nooitgedagt (EUR 233,000).
[8]	The performance related cash remuneration granted over 2011, payable in 2012, of EUR 163,591 was waived by Mr. Wynaendts.
[9]	The performance related cash remuneration granted over 2011, payable in 2012, of EUR 106,359 was waived by Mr. Nooitgedagt.

Other benefits

	2012	2011
Alexander R. Wynaendts	111	110
Jan J. Nooitgedagt	78	83

Other benefits concern non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group.

Annual Report on Form 20-F 2012	285

Pension contributions

	2012	2011
Alexander R. Wynaendts	1,228	654
Jan J. Nooitgedagt	458	183

The 2012 contribution for Mr. Wynaendts to the Aegon pension fund reflects the increase to his fixed salary. These backservice costs are negatively enhanced by the current low interest rate. Amounts include tax expenses borne by the Group. For Mr. Nooitgedagt, the defined benefit contribution equals 37% of his base salary; 2012 include costs related to previous years.

Total

In 2012 the Dutch Government introduced a special tax-levy for employers: the ‘crisis tax’ (16% payable on salary expenses above EUR 150). This caused an increase of Aegon’s total remuneration expenses for Alexander R. Wynaendts (EUR 311) and Jan J. Nooitgedagt (EUR 173). The increased costs for pensions further contributed to a rise in overall costs. The resulting total amount of remuneration expenses for Alexander R. Wynaendts related to 2012 is EUR 3,717 (2011: EUR 2,544) and for Jan J. Nooitgedagt EUR 2,152 (2011: EUR 1,507).

Share options and interests in Aegon N.V. held by active members of the executive board

	Year		Number of rights/options per January 1, 2012	Number of rights/ options vested in 2012	Number of rights/ options exercised in 2012	Number of rights/ options expired/ forfeited in 2012	Number of rights/options per Dec. 31, 2012	Number of exercisable rights/options	Exercise price EUR
Alexander R. Wynaendts	2005		34,132	-	-	34,132	-	-	9,91
	2006	[1]	50,842	-	-	-	-	50,842	14,55

[1]	These share options were exercisable till March 13, 2013.

Shares held in Aegon at December 31, 2012 by Alexander R. Wynaendts and Jan J. Nooitgedagt amount to respectively 56,582 and 135,175. For each of the members of the Executive Board, the shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with Aegon totalling to EUR 1,485,292 with interest rates of 4.1%, 4.3%, 4.4% and 5.4%.

Remuneration of active and retired members of the Supervisory Board

in EUR	2012	2011
Robert J. Routs	109,250	101,250
Irving W. Bailey. II	98,000	92,500
Antony Burgmans	87,000	75,000
Shemaya Levy	104,500	96,000
Karla M.H. Peijs	78,250	79,250
Kornelis J. Storm	83,000	74,500
Ben van der Veer	101,250	95,250
Dirk P.M. Verbeek	101,250	92,250
Leo M. van Wijk	86,250	78,250
Total for active members	848,750	784,250
Arthur W.H. Docters van Leeuwen (as of April 22, 2009 up to July 31, 2011)	-	40,000
Cecelia Kempler (up to February 15, 2011)	-	9,625
Total	848,750	833,875

286	Notes to the consolidated financial statements of Aegon N.V. Note 54

Aegon’s Supervisory Board members are entitled to the following:

¿

A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the regular Supervisory Board meetings (2012: 7 meetings, 2011: 6 meetings, 2010: 7 meetings);

¿	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video- or telephone conference, other than one of the regular Supervisory Board meetings;
¿	A committee fee for members on each of the Supervisory Board’s Committees;
¿	An attendance fee for each Committee meeting attended in person or through video- and telephone conferencing facilities.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members.

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2012	2011
Irving W. Bailey, II	29,759	29,759
Karla M.H. Peijs	1,400	1,400
Kornelis J. Storm	238,897	226,479
Ben van der Veer	1,450	1,407
Dirk P.M. Verbeek	1,011	982
Total	272,517	260,027

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

54 Events after the balance sheet date

On March 8, 2013 the Attorney General (Procureur Generaal) issued advice to the Supreme Court regarding the KoersPlan case. For more details on this advice refer to Note 49 Commitments and contingencies.

On February 15, 2013, Aegon and Vereniging Aegon reached an agreement to exchange, subject to approval by the Annual General Meeting of Shareholders on May 15, 2013, all of Aegon’s preferred shares for cash and common shares (see also the section “Major Shareholders” for a description of the agreement reached).

After the acquisition of Unnim Banc by BBVA on July, 27 2012, Aegon has reached an agreement, on February 1, 2013, with BBVA to end the life, health and pension partnership with Unnim Banc and sell its 50% interest in the joint ventures to BBVA for a total consideration of EUR 353 million. The transaction is expected to be closed in Q2 2013 after obtaining regulatory approval. The sale is expected to result in a book gain of approximately EUR 105 million before tax. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 20 million in 2012.

On January 29, 2013 Aegon announced that it will take over Eureko’s life insurance and pension business in Romania. The transaction is expected to close in the second half of 2013, pending regulatory approval. Eureko’s Romanian life insurance portfolio and pension fund business will be integrated into the operations of Aegon Romania and into the governance and management structure of Aegon CEE.

The Hague, the Netherlands, March 20, 2013

Supervisory Board	Executive Board
Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Jan J. Nooitgedagt
Antony Burgmans
Shemaya Levy
Karla M.H. Peijs
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

Annual Report on Form 20-F 2012	287

This page has been intentionally left blank.

This page has been intentionally left blank.

Annual Report on Form 20-F 2012	289

290	Financial statements of Aegon N.V.

I ncome statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2012	2011
Net income / (loss) group companies	1,462	956
Other income / (loss)	69	(87)
Net income / (loss)	1,531	869

Annual Report on Form 20-F 2012	291

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2012	2011
Investments
Shares in group companies	3	25,582	21,352
Loans to group companies	4	4,379	5,457
Other investments	5	240	281
		30,201	27,090

Receivables	6
Receivables from group companies		2,634	2,875
Other receivables		72	4
		2,706	2,879

Other assets
Cash and cash equivalents		1,583	1,300
Deferred tax asset		19	71
Other	7	333	162
		1,935	1,533

Prepayments and accrued income
Accrued interest and rent		55	48
Total assets		34,897	31,550

Shareholders’ equity
Share capital	8	319	310
Paid-in surplus	9	8,780	8,787
Revaluation account	9	6,445	3,634
Legal reserves - foreign currency translation reserve	9	(1,023)	(910)
Legal reserves in respect of group companies	9	4,453	3,285
Retained earnings, including treasury shares	9	4,125	5,025
Net income / (loss)	9	1,531	869
		24,630	21,000
Other equity instruments	10	5,018	4,720
Total equity		29,648	25,720

Subordinated borrowings	11	42	-

Long-term borrowings	12	2,850	3,319

Short-term borrowings	13	431	889

Other liabilities	14
Loans from group companies		282	228
Payables to group companies		1,082	951
Other		483	325
		1,847	1,504
Accruals and deferred income		79	118
Total equity and liabilities		34,897	31,550

292	Financial statements of Aegon N.V. Note 1

Notes to the financial statements

1 General information

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the company”), its subsidiaries and its proportionally consolidated joint ventures (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limit extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 24,500 people worldwide (2011: 25,000).

2 Summary of significant accounting policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with accounting principles in the Netherlands as embodied in Part 9 of Book 2 of the Netherlands Civil Code. Based on article 2:362.8 of the Netherlands Civil Code, the valuation principles applied are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), as used for the preparation of the consolidated financial statements of the Group.

With regard to the income statement of Aegon N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format.

2.2 Foreign exchange translation

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

2.3 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the statement of financial position when Aegon N.V. has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

2.4 Investments

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

Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized in equity.

Annual Report on Form 20-F 2012	293

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

2.5 Derivatives

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

2.6 Cash and cash equivalents

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

2.7 Other assets and receivables

Other assets include fixed assets, derivatives with positive fair values, other receivables and prepaid expenses. Other receivables are recognized at fair value and are subsequently measured at amortized cost.

2.8 Impairment of assets

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

2.9 Equity

Financial instruments that are issued by the company are classified as equity if they represent a residual interest in the assets of the company after deducting all of its liabilities and the company has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares and preferred shares, the company has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of Aegon and for junior perpetual capital securities Aegon has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.

294	Financial statements of Aegon N.V. Note 2

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The repayment of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the repayment in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and subsequently carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax. For compound instruments incremental external costs that are directly attributable to the issuing or buying back of the compound instruments are recognized proportionate to the equity component and liability component, net of tax.

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

2.10 Borrowings

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

Borrowings include the liability component of non-cumulative subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative subordinated notes is related to the redemption amount. For further information on accounting policy of the non-cumulative subordinated notes refer to note 2.9.

2.11 Contingent assets and liabilities

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

Annual Report on Form 20-F 2012	295

2.12 Events after the balance sheet date

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

3 Shares in group companies

	2012	2011
At January 1	21,352	16,894
Capital contributions and acquisitions	4,363	981
Divestments and capital repayments	(361)	-
Dividend received	(3,767)	(255)
Net income / (loss) for the financial year	1,462	956
Revaluations	2,533	2,776
At December 31	25,582	21,352

For a list of names and locations of the most important group companies, refer to note 52 of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

4 Loans to group companies

	2012	2011
Loans to group companies - long-term
At January 1	4,110	5,159
Additions / (repayments)	(894)	(820)
Other changes	(10)	(229)
At December 31	3,206	4,110

Loans to group companies - short-term
At January 1	1,347	1,692
Additions / (repayments)	(182)	(400)
Other changes	8	55
At December 31	1,173	1,347
Total	4,379	5,457

296	Financial statements of Aegon N.V. Note 5

5 Other investments

	Shares - AFS	Money market and other short-term investments FVTPL1)	Total
At January 1, 2012	11	270	281
Additions	7	140	147
Disposals	(16)	(170)	(186)
Revaluations	(2)	-	(2)
At December 31, 2012	-	240	240
At January 1, 2011	-	100	100
Additions	24	335	359
Disposals	(11)	(165)	(176)
Revaluations	(2)	-	(2)
At December 31, 2011	11	270	281

[1]	Fair value through profit or loss.

The money market and other short-term investments fully consist of investments in money market funds.

6 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 59 million (2011: payable of EUR 206 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

7 Other assets

Other assets include derivatives with positive fair values of EUR 330 million (2011: EUR 158 million).

8 Share capital

Issued and outstanding	2012	2011
Common shares	236	229
Preferred shares A	53	53
Preferred shares B	30	28
Total share capital	319	310

Authorized	2012	2011
Common shares	360	360
Preferred shares A	125	125
Preferred shares B	125	125
At December 31	610	610

Par value in cents per share	2012	2011
Common shares	12	12
Preferred shares A	25	25
Preferred shares B	25	25

Annual Report on Form 20-F 2012	297

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

In 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B preferred shares at par value to correct the dilution caused by the issuance of shares as a result of distribution of dividend in the form of stock.

The following table shows the movement during the year in the number of common shares:

Number of common shares	2012	2011
At January 1	1,909,654,051	1,736,049,139
Shares issued	-	173,604,912
Share dividend	62,375,544	-
At December 31	1,972,029,595	1,909,654,051

The weighted average number of EUR 0.12 common shares for 2012 was 1,907,382,542 (2011: 1,851,813,352).

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

Board remuneration

Detailed information on remuneration of active and retired members of the Executive Board including their share and share option rights, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 53 to the consolidated financial statements of the Group.

298	Financial statements of Aegon N.V. Note 9

9 Shareholders’ equity

	Share capital	Paid-in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2012	310	8,787	3,634	(910)	3,285	5,277	(252)	869	21,000

Net income 2011 retained	-	-	-	-	-	869	-	(869)	-
Net income 2012	-	-	-	-	-	-	-	1,531	1,531
Total net income / (loss)	-	-	-	-	-	869	-	662	1,531

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(113)	-	-	-	-	(113)

Changes in revaluation subsidiaries	-	-	2,599	-	-	-	-	-	2,599
Transfer to legal reserve	-	-	193	-	1,168	(1,339)	-	-	22
Other	-	-	19	-	-	(24)	-	-	(5)
Other comprehensive income / (loss)	-	-	2,811	(113)	1,168	(1,363)	-	-	2,503

Shares issued	2	-	-	-	-	-	-	-	2
Dividend common shares	7	(7)	-	-	-	(148)	-	-	(148)
Dividend preferred shares	-	-	-	-	-	(59)	-	-	(59)
Treasury shares	-	-	-	-	-	(6)	9	-	3

Dividend withholding tax reduction	-	-	-	-	-	3	-	-	3

Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	(195)	-	-	(195)
Other	-	-	-	-	-	(10)	-	-	(10)
Changes in equity from relation with shareholders	9	(7)	-	-	-	(415)	9	-	(404)
At December 31, 2012	319	8,780	6,445	(1,023)	4,453	4,368	(243)	1,531	24,630

Annual Report on Form 20-F 2012	299

	Share capital	Paid-in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2011	278	7,906	1,168	(1,307)	3,690	4,086	(252)	1,759	17,328

Net income 2010 retained	-	-	-	-	-	1,759	-	(1,759)	-
Net income 2011	-	-	-	-	-	-	-	869	869
Total net income / (loss)	-	-	-	-	-	1,759	-	(890)	869

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	397	-	-	-	-	397
Changes in revaluation subsidiaries	-	-	2,506	-	-	-	-	-	2,506
Transfer to legal reserve	-	-	(40)	-	(405)	427	-	-	(18)
Other	-	-	-	-	-	4	-	-	4
Other comprehensive income / (loss)	-	-	2,466	397	(405)	431	-	-	2,889

Shares issued	32	881	-	-	-	-	-	-	913
Dividend preferred shares	-	-	-	-	-	(59)	-	-	(59)
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	(927)	-	-	(927)
Other	-	-	-	-	-	(13)	-	-	(13)
Changes in equity from relation with shareholders	32	881	-	-	-	(999)	-	-	(86)
At December 31, 2011	310	8,787	3,634	(910)	3,285	5,277	(252)	869	21,000

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consists for EUR 9,844 million (2011: EUR 7,893 million) of items with positive revaluation and for EUR (960) million of items with negative revaluation (2011: EUR (1,699) million).

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

OPTAS N.V., an indirect subsidiary of Aegon N.V., holds statutory reserves of EUR 981 million (2011: EUR 936 million) which are restricted. Included in Aegon N.V.’s legal reserves is an amount of EUR 441 million related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by Aegon (2011: EUR 396 million). The statutory reserves of OPTAS N.V. are linked to the acquired negative goodwill related to OPTAS N.V. at acquisition date.

300	Financial statements of Aegon N.V. Note 10

On the balance sheet date Aegon N.V. and its subsidiaries held 28,713,730 of its own common shares with a face value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Movements in the number of repurchased own shares held by Aegon N.V. were as follows:

	2012	2011
At January 1	27,503,300	27,520,071

Transactions in 2012:
Sale: 1 transaction, price EUR 3.52	(9,533)	-
Sale: 1 transaction, price EUR 3.36	(512,613)	-
Transactions in 2011:
Sale: 1 transaction, price EUR 5.39	-	(16,771)
At December 31	26,981,154	27,503,300

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2012		2011
	Number of shares	Consideration	Number of shares	Consideration
Held by Aegon N.V.	26,981,154	228	27,503,300	235
Held by subsidiaries	1,732,576	15	1,862,680	17
Total at December 31	28,713,730	243	29,365,980	252

The consideration for the related shares is deducted from or added to the retained earnings.

10 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans [1]	Non-cumulative subordinated notes	Total
At January 1, 2012	4,192	453	75	-	4,720
Issuance of non-cumulative subordinated notes	-	-	-	271	271
Share options cost incurred	-	-	32	-	32
Share options forfeited	-	-	(5)	-	(5)
At December 31, 2012	4,192	453	102	271	5,018

At January 1, 2011	4,192	453	59	-	4,704
Share options cost incurred	-	-	20	-	20
Share options forfeited	-	-	(4)	-	(4)
At December 31, 2011	4,192	-	75	-	4,720

At January 1, 2010	4,192	453	64	-	4,709
Share options cost incurred	-	-	7	-	7
Share options forfeited	-	-	(12)	-	(12)
At December 31, 2010	4,192	453	59	-	4,704

Annual Report on Form 20-F 2012	301

Junior perpetual capital securities	Coupon rate		Coupon date, as of	Year of next call	2012	2011	2010
USD 500 million	6.50%		Quarterly, December 15	2013	424	424	424
USD 250 million	floating LIBOR rate	[1]	Quarterly, December 15	2013	212	212	212
USD 550 million	6.875%		Quarterly, September 15	2013	438	438	438
EUR 200 million	6.00%		Annually, July 21	2013	200	200	200
USD 1,050 million	7.25%		Quarterly, December 15	2013	745	745	745
EUR 950 million	floating DSL rate	[2]	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate	[3]	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%		Quarterly, June 15	2015	821	821	821
At December 31					4,192	4,192	4,192

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

Perpetual cumulative subordinated bonds	Coupon rate		Coupon date, as of	Year of next call	2012	2011	2010
EUR 114 million	4.156%	[1], [4]	June 8	2015	114	114	114
EUR 136 million	5.185%	[2], [4]	October 14	2018	136	136	136
EUR 203 million	4.260%	[3], [4]	March 4	2021	203	203	203
At December 31					453	453	453

[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
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

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2012	2011	2010
USD 525 million	8%	Quarterly, February 15	2017	271	-	-
At December 31				271	-	-

On February 7, 2012, Aegon issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and have been priced at 100% of their principal amount. Any cancelled interest payment will not be cumulative.

302	Financial statements of Aegon N.V. Note 11

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a maturity of 30 years, however Aegon has the right to call the securities for redemption at par for the first time on the coupon date in 2017, or on any coupon payment date thereafter.

The interest cash flows on substantially all of these securities has been swapped to an EURIBOR based interest rate.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and liability component. At December 31, 2012 the equity component amounts to EUR 271 million, subordinated borrowings amounts to EUR 42 million and a deferred tax liability amounting to EUR 89 million.

The proceeds from the issuance of the subordinated notes are used for general corporate purposes.

Refer to note 11 for details of the component classified as subordinated borrowings.

11 Subordinated borrowings

Subordinated borrowings include the liability component of the non-cumulative subordinated notes. The liability component for the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes refer to note 10.

12 Long-term borrowings

	2012	2011
Remaining terms less than 1 year	569	999
Remaining terms 1 - 5 years	1,408	1,477
Remaining terms 5 - 10 years	82	75
Remaining terms over 10 years	791	768
At December 31	2,850	3,319

The repayment periods of borrowings vary from within one year up to a maximum of 28 years. The interest rates vary from 3.000% to 6.625% per annum. The market value of the long-term borrowings amounts to EUR 3,126 million (2011: EUR 3,414 million).

13 Short-term borrowings

	2012	2011
Amounts owed to credit institutions	1	226
Short term deposits	430	663
At December 31	431	889

All short-term borrowings have a maturity of less than one year.

Annual Report on Form 20-F 2012	303

14 Other liabilities

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 350 million (2011: EUR 321 million).

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

Aegon N.V. also entered into a contingent capital letter for an amount of JPY 7.5 billion (EUR 66 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

¿

Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with indirect subsidiary companies of Transamerica Corporation, Aegon USA, LLC and Commonwealth General Corporation. At December 31, 2012, the letter of credit arrangements amounted to EUR 3,606 million (2011: EUR 3,773 million); as at that date no amounts had been drawn, or were due under these facilities;

¿

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 507 million; 2011: EUR 656 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 1,963 million; 2011: EUR 2,207 million);

¿

Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2012.

15 Number of employees

Other than the Executive Board members, there were no employees employed by Aegon N.V. in either 2012 or 2011.

16 Accountants remuneration

	Total remuneration		Of which Ernst & Young Accountants LLP (NL)
	2012	2011	2012	2011
Audit	19	22	5	5
Other audit	7	6	6	6
Tax	-	-	-	-
Other services	-	1	-	1
Total	26	29	11	12

304	Financial statements of Aegon N.V. Note 17

17 Events after the balance sheet date

On March 8, 2013 the Attorney General (Procureur Generaal) issued advice to the Supreme Court regarding the KoersPlan case. For more details on this advice refer to Note 49 Commitments and contingencies.

On February 15, 2013, Aegon and Vereniging Aegon reached an agreement to exchange, subject to approval by the Annual General Meeting of Shareholders on May 15, 2013, all of Aegon’s preferred shares for cash and common shares (see also the section “Major Shareholders” for a description of the agreement reached).

After the acquisition of Unnim Banc by BBVA on July, 27 2012, Aegon has reached an agreement, on February 1, 2013, with BBVA to end the life, health and pension partnership with Unnim Banc and sell its 50% interest in the joint ventures to BBVA for a total consideration of EUR 353 million. The transaction is expected to be closed in Q2 2013 after obtaining regulatory approval. The sale is expected to result in a book gain of approximately EUR 105 million before tax. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 20 million in 2012.

On January 29, 2013 Aegon announced that it will take over Eureko’s life insurance and pension business in Romania. The transaction is expected to close in the second half of 2013, pending regulatory approval. Eureko’s Romanian life insurance portfolio and pension fund business will be integrated into the operations of Aegon Romania and into the governance and management structure of Aegon CEE.

The Hague, March 20, 2013

Supervisory Board	Executive Board
Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Jan J. Nooitgedagt
Antony Burgmans
Shemaya Levy
Karla M.H. Peijs
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

Annual Report on Form 20-F 2012	305

This page has been intentionally left blank.

306	Other information Proposal for profit appropriation

Other information

Proposal for profit appropriation

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of Aegon N.V. The relevant provisions read as follows:

1.	The General Meeting of Shareholders shall adopt the annual accounts.
2.	If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to augment and/or form reserves.
3.	From the net profit as reflected in the profit and loss account, if it is sufficient to this end after a part of the profit has been set aside for increasing and/or forming reserves in accordance with 2, first of all the holders of Class A and Class B preferred shares shall receive, on the average amount paid on their preferred shares of the class concerned (nominal value and share premium, where applicable), a dividend the percentage of which, on an annual basis, shall be equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions, to be increased by 1.75 percentage points, all applicable to the first trading day on Euronext Amsterdam in the financial year to which the dividend relates. Apart from this, no other dividend is to be paid on the preferred shares. The authority to charge the payment of preferred dividends to the reserves of the company rests with the Executive Board subject to approval by the Supervisory Board.
4.	The profits remaining after application of 2 and 3 above shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.
5.	The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth under 3.
6.	The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on common shares shall not take place as a cash payment but as a payment in common shares, or decide that holders of common shares shall have the option to receive a distribution as a cash payment and/or as a payment in common shares, out of the profit and/or at the expense of reserves, provided that the Executive Board is designated by the General Meeting to issue shares. Subject to the approval of the Supervisory Board, the Executive Board shall also determine the conditions applicable to the aforementioned choices.
7.	The company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

Relating to the year 2012, a cash dividend of 2.75% on the amount paid-in on the class A and class B preferred shares shall be paid to the holder of the preferred shares.

At the Annual General Meeting of shareholders on May 15, 2013, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2012 of EUR 0.11 per common share. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 17, 2013. The record date for the dividend will be May 21, 2013. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 23, 2013 up to and including June 7, 2013. The dividend will be payable as of June 14, 2013.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 will be determined on June 7, 2013 after 5.30 pm, based on the average share price on NYSE Euronext Amsterdam in the five trading days from June 3, 2013 up to and including June 7, 2013.

	2012	2011
Dividend on preferred shares	59	59
Final dividend on common shares	214	188
Earnings to be retained	1,258	622
Net income attributable to equity holders of Aegon N.V.	1,531	869

Annual Report on Form 20-F 2012	307

Major shareholders

General

As of December 31, 2012, Aegon’s total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 preferred shares (divided into 500,000,000 class A and 500,000,000 class B preferred shares), each with a par value of EUR 0.25 per share. At the same date, there were 1,972,029,595 common shares, 211,680,000 class A preferred shares and 118,093,000 class B preferred shares issued. Of the issued common shares, 26,981,154 common shares were held by Aegon N.V. as treasury shares and 1,732,576 treasury shares were held by its subsidiaries.

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

As of December 31, 2012, 215 million common shares were held in the form of New York Registry shares. As of December 31, 2012, there were approximately 22,300 record holders resident in the United States, of Aegon’s New York Registry shares.

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

¿

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

¿

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

308	Other information Major shareholders

¿

In May 2003, Aegon N.V. and Vereniging Aegon have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging Aegon, in case of an issuance of shares by Aegon N.V., may purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging Aegon as a result of exercising these option rights would increase its voting power to more than 33%. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2009 69,030,000 class B preferred shares were issued under these option rights. In 2010, no option rights were exercised. In March 2011 Vereniging Aegon exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value to correct dilution caused by Aegon’s issuance of shares conducted under Aegon’s US Shelf Registration through the sale of 173,604,912 common shares of Aegon N.V. at a price of EUR 5.20 per share in March 2011. In August 2012 and October 2012 exercised its option rights to purchase in aggregate 8,021,000 class B Preferred Shares at par value to correct dilution caused by Aegon’s issuance of shares on 15 June 2012, being the final dividend 2011 in the form of stock-dividend, and the issuance of shares on 15 September 2012, being the interim-dividend 2012 in the form of stock-dividend.

Development of shareholding in Aegon N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2012	171,974,055	211,680,000	110,072,000
Exercise option right Preferred B shares	-	-	8,021,000
At December 31, 2012	171,974,055	211,680,000	118,093,000

Accordingly, under normal circumstances the voting power of Vereniging Aegon, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.) at December 31, 2012, amounts to approximately 22.06%. In the event of a “special cause”, Vereniging Aegon’s voting rights will increase, currently to 32.64%, for up to six months per “special cause”.

At December 31, 2012, the General Meeting of Members of Vereniging Aegon consisted of eighteen members. The majority of the voting rights is with the sixteen members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The two other members are both elected by the General Meeting of Members of Vereniging Aegon from among the members of the Executive Board of Aegon N.V.

Vereniging Aegon has an Executive Committee consisting of six members, four of whom, including the chairman and the vice-chairman, are not nor have ever been, related to Aegon. The other two members are also members of the Executive Board of Aegon N.V. Resolutions of the Executive Committee, other than with regard to amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. With regards to the amendment of the Articles of Association of Vereniging Aegon, a special procedure is in place to provide for the need of a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon N.V. at the Executive Committee. Following the amendment of the Articles of Association as effected on September 13, 2005, this requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon N.V., in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon N.V.. Furthermore, the two members of the Executive Board of Aegon N.V. who are also members of the Executive Committee have no voting rights in respect of several decisions, set out in the Articles of Association, that relate to Aegon N.V.

Other major shareholders

To Aegon’s knowledge, only one other party holds a capital and voting interest in Aegon N.V in excess of 5%. According to its filing with the United States Securities and Exchange Commission on February 13, 2013, US-based investment management firm Dodge & Cox owns over 195 million common shares.

Dodge & Cox are holders of common shares which have no special rights attached to it.

Annual Report on Form 20-F 2012	309

Proposed capital restructuring

In February 2013 Aegon and Vereniging Aegon have reached an agreement which enables Aegon to simplify the company’s capital structure and maintain a high-quality capital base.

Under the agreement, all of Aegon’s preferred shares will be exchanged for cash and common shares. The value of all preferred shares, which have a book value of EUR 2.1 billion, has been determined at EUR 1.1 billion. Vereniging Aegon will receive EUR 400 million from Aegon in cash and the equivalent of EUR 655 million in common shares in addition to a total of EUR 83 million of dividends on the preferred shares. The number of common shares to be received by Vereniging Aegon is based on the volume-weighted average price of Aegon common shares on Euronext Amsterdam from February 15 up to, and including, February 28, 2013. The volume-weighted average price over this period was EUR 4.86. Based on this share price, the preferred shares will be converted into 121 million common shares and 566 million common shares B.

Vereniging Aegon will relinquish its preferential rights with regard to dividends and liquidation proceeds. In addition, the voting rights of Vereniging Aegon in ordinary course will be reduced from the current 22.1% to 14.8% which will align its voting rights and economic ownership in Aegon. Vereniging Aegon will maintain its current 32.6% voting rights in case of a “special cause”.

Aegon’s Supervisory Board will propose to approve the new capital structure at the Annual General Meeting of Shareholders on May 15, 2013. This proposal is to contain the following of steps:

¿	Repayment of EUR 400 million in share premium on preferred shares A.
¿

Amendment of the Articles of Association of Aegon N.V. to convert the share capital and to reflect the new composition of that share capital. The Aegon preferred shares A and B will be converted into a combination of common shares and common shares B, each with a nominal value of EUR 0.12. The financial rights attached to a common share B are 1/40 of a common share. The combination of common shares and common shares B will be determined such that the aggregate nominal value of the preferred shares which are converted equals the aggregate nominal value of the common shares and common shares B resulting from the conversion.

¿

Amendment of the Preferred Shares Voting Rights Agreement (Voting Rights Agreement) between Aegon N.V. and Vereniging Aegon to ensure that under normal circumstances the Association will only exercise 1 vote per 40 common shares B (voting rights in normal circumstances will be equal to the financial rights of a common share B) and that it will only exercise its full voting rights in case of a “special cause”.

¿	Amendment of the 1983 Merger Agreement (Vereniging Aegon Call Option) to ensure that the Association can always maintain its special cause voting rights at 32.6% in the future.

Following shareholder approval and subsequent execution of the transaction, Vereniging Aegon will hold a total of 307 million 1 common shares and a total of 2,080 million common shares will be outstanding.

1	Includes 14 million common shares which represent the economic equivalent of 566 million common shares B.

310	Other financial information Schedules

Schedules to the financial statements

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2012
Amounts in million EUR	Cost	[1]	Fair value	Book value
Shares:
Available-for-sale	614		856	856
Fair value through profit or loss	1,406		1,043	1,043

Bonds:
Available-for-sale and held-to-maturity:
US government	5,066		5,837	5,837
Dutch government	3,483		3,930	3,930
Other government	13,134		15,041	15,041
Mortgage backed	10,381		10,894	10,894
Asset backed	7,037		7,072	7,072
Corporate	47,865		53,734	53,734
Money market investments	8,713		8,713	8,713
Other	1,147		1,214	1,214
Subtotal	96,826		106,435	106,435

Bonds:
Fair value through profit or loss	1,516		1,500	1,500

Other investments at fair value through profit or loss	2,333		3,089	3,089

Mortgages	27,077			27,077
Private loans	1,013			1,013
Deposits with financial institutions	217			217
Policy loans	2,110			2,110
Receivables out of share lease agreements	9			9
Other	154			154
Subtotal	30,580			30,580

Real estate:
Investments in real estate	2,679			2,679
Total	135,954			146,182

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds.

Annual Report on Form 20-F 2012	311

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2012	2011

Investments
Shares in group companies	25,582	21,352
Loans to group companies	4,379	5,457
Other investments	240	281
	30,201	27,090

Receivables
Receivables from group companies	2,634	2,875
Other receivables	72	4
	2,706	2,879

Other assets
Cash and cash equivalents	1,583	1,300
Deferred tax asset	19	71
Other	333	162
	1,935	1,533

Prepayments and accrued income
Accrued interest and rent	55	48
Total assets	34,897	31,550

Shareholders’ equity
Share capital	319	310
Paid-in surplus	8,780	8,787
Revaluation account	6,445	3,634
Legal reserves - foreign currency translation reserve	(1,023)	(910)
Legal reserves in respect of group companies	4,453	3,285
Retained earnings, including treasury shares	4,125	5,025
Net income / (loss)	1,531	869
	24,630	21,000
Other equity instruments	5,018	4,720
Total equity	29,648	25,720

Subordinated borrowings	42	-

Long-term borrowings	2,850	3,319

Short-term borrowings	431	889

Other liabilities
Loans from group companies	282	228
Payables to group companies	1,082	951
Other	483	325
	1,847	1,504
Accruals and deferred income	79	118
Total equity and liabilities	34,897	31,550

312	Other financial information Schedules

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2012	2011	2010
Net income / (loss) group companies	1,462	956	1,843
Other income / (loss)	69	(87)	(84)
Net income	1,531	869	1,759

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2012	2011	2010
Income / (loss) before tax	1,507	837	1,739
Adjustments	(1,239)	(910)	(125)
Net cash flows from operating activities	268	(73)	1,614

Purchase and disposal of individual intangible assets	-	-	(1)
Net cash flows from investing activities	-	-	(1)

Issuance and repurchase of share capital	2	913	-
Dividends paid	(207)	(59)	(90)
Issuance, repurchase and coupons of convertible core capital securities	-	(2,250)	(563)
Issuance, repurchase and coupons of perpetual securities	(230)	(237)	(251)
Issuance, repurchase and coupons of non-cumulative subordinated notes	241	-	-
Issuance and repurchase of borrowings	431	1,492	(734)
Net cash flows from financing activities	237	(141)	(1,638)
Net increase / (decrease) in cash and cash equivalents	505	(214)	(25)

Annual Report on Form 20-F 2012	313

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2012
Americas	7,000	141,101	3,900	1,378	8,208
The Netherlands	178	48,976	138	1,158	3,699
United Kingdom	3,520	67,037	-	-	6,047
New markets	584	10,015	57	119	1,572
Holding and other activities	-	-	-	1	-
Total	11,282	267,129	4,095	2,656	19,526

2011
Americas	6,835	140,969	3,480	1,317	7,502
The Netherlands	239	45,971	156	1,078	3,881
United Kingdom	3,412	62,320	-	-	6,474
New markets	541	9,957	51	125	1,664
Holding and other activities	-	-	-	-	-
Total	11,027	259,217	3,687	2,520	19,521

2010
Americas	7,284	138,978	3,003	1,276	8,067
The Netherlands	296	43,454	157	1,048	3,837
United Kingdom	3,233	67,941	-	-	7,425
New markets	527	9,142	49	141	1,768
Holding and other activities	-	-	-	-	-
Total	11,340	259,515	3,209	2,465	21,097

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2012
Americas	3,643	8,672	608	2,665	4,907
The Netherlands	2,210	4,338	71	989	3,682
United Kingdom	2,337	6,898	266	472	5,631
New markets	304	1,084	122	477	1,570
Holding and other activities	7	-	-	66	1
Total	8,501	20,992	1,067	4,669	15,791

2011
Americas	3,551	5,643	917	2,533	4,451
The Netherlands	2,189	3,812	70	1,065	3,852
United Kingdom	2,152	6,342	217	627	6,138
New markets	258	1,017	114	453	1,673
Holding and other activities	17	-	-	168	-
Total	8,167	16,814	1,318	4,846	16,114

2010
Americas	3,992	7,515	884	2,586	6,473
The Netherlands	2,160	4,257	79	979	3,817
United Kingdom	2,337	5,998	215	597	7,176
New markets	242	1,139	91	464	1,772
Holding and other activities	31	-	-	139	-
Total	8,762	18,909	1,269	4,765	19,238

314	Other financial information Schedules

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2012
Life insurance in force	941,178	1,064,536	684,275	560,917	122%

Premiums
Life insurance	14,848	3,324	1,818	13,342	14%
Non-Life insurance	2,860	411	-	2,449	0%
Total premiums	17,708	3,735	1,818	15,791	12%

For the year ended December 31, 2011
Life insurance in force	953,819	1,073,026	755,821	636,614	119%

Premiums
Life insurance	15,100	3,042	1,753	13,811	13%
Non-Life insurance	2,668	365	-	2,303	0%
Total premiums	17,768	3,407	1,753	16,114	11%

For the year ended December 31, 2010
Life insurance in force	934,895	590,929	771,867	1,115,833	69%

Premiums
Life insurance	16,562	1,509	1,804	16,857	11%
Non-Life insurance	2,731	350	-	2,381	0%
Total premiums	19,293	1,859	1,804	19,238	9%
Schedule V Valuation and qualifying accounts
Amounts in million EUR			2012	2011	2010
Balance at January 1			337	332	312
Addition charged to earnings			79	93	99
Amounts written off and other changes			(65)	(81)	(90)
Currency translation			5	(7)	11
Balance at December 31			356	337	332

The provisions can be analyzed as follows:
Mortgages			167	156	149
Other loans			57	43	38
Receivables			132	138	145
Total			356	337	332

Annual Report on Form 20-F 2012	315

Auditor’s report on the Annual Report on Form 20-F

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statements of financial position of Aegon N.V., as of December 31, 2012 and 2011, and the related consolidated income statement and statements of comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2012. Our audits also include the other financial information included on pages 310 to 314. These financial statements and schedules are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aegon N.V. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aegon N.V.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2013 expressed an unqualified opinion thereon.

The Hague, the Netherlands, March 20, 2013

Ernst & Young Accountants LLP

316

Additional information

¿ Supervision	¿ Exchange controls
¿ Property, plants and equipment	¿ Taxation
¿ Employee and labor relations	¿ Principal accountant fees and services
¿ Dividend policy	¿ Purchases of equity securities by the issuer and affiliated purchasers
¿ The offer and listing	¿ Glossary
¿ Memorandum on Articles of Association	¿ Quarterly results - unaudited
¿ Material contracts	¿ Disclaimer
¿ European Commission approval of state aid

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

Property, plants and equipment

In the United States, Aegon owns many of the buildings that the company uses in the normal course of its business, primarily as offices. Aegon owns 16 offices located throughout the United States with a total square footage of 2.0 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.1 million. Aegon’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Los Angeles, California; St. Petersburg, Florida; Plano & Dallas, Texas; Harrison, New York; Little Rock, Arkansas; Atlanta, Georgia; and Exton, PA.

Other principal offices owned by Aegon are located in The Hague, The Netherlands; Budapest, Hungary; and Madrid, Spain. Aegon owns its headquarters and leases other offices in the Netherlands (Leeuwarden), the United Kingdom and Canada under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Employees and labor relations

At the end of 2012, Aegon had 24,407 employees of which were 2,847 agent-employees. Approximately 48% are employed in the Americas, 20% in the Netherlands, 12% in the United Kingdom and 20% in New Markets.

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

Additional information	Annual Report on Form 20-F 2012	317

enter objections against proposals for appointments to that Supervisory Board. Moreover, the Central Works Council of Aegon The Netherlands is to be consulted as regards a nomination for appointment pertaining to one seat on the Supervisory Board of Aegon.

The average number of employees per geographical area was:

	2012	2011	2010
Americas	11,619	12,233	13,279
The Netherlands	4,980	5,289	5,548
United Kingdom	3,030	3,767	4,434
New Markets	5,179	5,135	4,788
	24,808	26,424	28,049
Of which agent-employees	2,929	2,991	3,095
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

If and when Aegon has paid any dividends in the past, Aegon has traditionally paid interim dividends (usually in September) after the release of Aegon’s six-month results and final dividends (usually in May) upon adoption of the annual accounts at the annual General Meeting of Shareholders.

On December 1, 2008, Aegon secured EUR 3 billion of convertible core capital securities from the Vereniging Aegon.

As part of the approval granted by the European Commission in August 2010, Aegon committed itself not to pay any dividend to the common shareholder until the Dutch State is fully repaid. A cash dividend of 2.75% on the amount paid-in on the class A and class B preferred shares was paid to the holder of the preferred shares. Consequently, no final dividend to common shares for 2010 and no interim dividend for 2011 to common shares was declared. On June 15, 2011 Aegon fully repaid the Dutch State.

Following, the Annual General Meeting of shareholders on May 16, 2012, during which the shareholders approved a final dividend for 2011 of EUR 0.10 per common share related to the second half of 2011, the company resumed payment of dividend to the holders of common shares.

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

318

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

Holders of common shares have generally been permitted to elect to receive dividends, if any, in cash or in common shares. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. Aegon pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., Aegon’s NYSE paying agent, based on the foreign exchange reference rate (as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the second business day following the shareholder meeting approving the relevant final dividend.

The offer and listing

The principal market for Aegon’s common shares is NYSE Euronext Amsterdam. Aegon’s common shares are also listed on the NYSE Euronext New York.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of Aegon’s common shares on NYSE Euronext Amsterdam and the NYSE Euronext New York as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2010.

	NYSE Euronext Amsterdam		NYSE Euronext New York
	(EUR)		(USD)
	High	Low	High	Low

2008	11.98	2.68	17.52	3.50
2009	6.17	1.85	9.23	2.30
2010	5.41	4.04	7.41	5.11
2011	5.68	2.68	7.92	3.62
2012	4.89	4.07	6.47	5.22

2010
First quarter	5.10	4.14	7.24	5.51
Second quarter	5.41	4.37	7.41	5.20
Third quarter	4.83	4.04	6.32	5.11
Fourth quarter	4.72	4.23	6.67	5.53

2011
First quarter	5.68	4.58	7.92	6.13
Second quarter	5.58	4.36	8.03	6.23
Third quarter	4.80	2.68	6.99	3.62
Fourth quarter	3.73	2.79	5.41	3.66

2012
First quarter	4.52	3.05	5.93	3.92
Second quarter	4.20	3.19	5.60	3.96
Third quarter	4.50	3.35	5.88	4.06
Fourth quarter	4.89	4.08	6.47	5.22
September 2012	4.50	4.05	5.88	5.12
October 2012	4.40	4.08	5.74	5.22
November 2012	4.45	4.08	5.74	5.22
December 2012	4.89	4.42	6.47	5.74

2013
January 2013	5.12	4.80	6.76	6.44
February 2013	5.17	4.52	6.85	5.88
March 2013 (through March 6, 2013)	4.74	4.62	6.13	5.81

On NYSE Euronext Amsterdam only Euronext registered shares may be traded and on the NYSE Euronext New York only New York Registry Shares may be traded.

Additional information	Annual Report on Form 20-F 2012	319

Additional company information

Memorandum and Articles of Association

Aegon is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.

Certain provisions of Aegon’s current Articles of Association are discussed below.

Objects and purposes

¿

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

¿

In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in Aegon.

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (pages 106-128).

Description of Aegon’s capital stock

Aegon has two types of shares: Common shares (par value EUR 0.12) and (class A and class B) Preferred shares (par value EUR 0.25).

Common Characteristics of the Common and Preferred Shares

¿	All shares are in registered form.
¿	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon.
¿	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions.
¿

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

¿	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.
¿	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.
¿

The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

¿	There are no sinking fund provisions.
¿	All issued shares are fully paid-up; so there is no liability for further capital calls.
¿	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common and preferred shares

1.	The common shares are listed; the preferred shares are not listed.
2.	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share in line with their higher par value.
3.	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

320

4.	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.
5.	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

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

In the event a “special cause” occurs (such as the acquisition of 15% of Aegon’s voting shares, a tender offer for Aegon’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging Aegon will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 32.64%.

Threshold above which shareholder ownership must be disclosed

There are no such provisions in the Articles of Association. Dutch law requires public disclosure to an Authority for Financial Markets with respect to the ownership of listed shares when the following thresholds are met: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph “Differences in company law practices for domestic companies” included in the Corporate Governance section.

Special Conditions Governing Changes in the Capital

There are no conditions more stringent than what is required by law.

Material contracts

There are no material contracts.

Additional information	Annual Report on Form 20-F 2012	321

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

The behavioral constraints expired with the full repurchase of the core capital securities and repayment of the Dutch State on June 15, 2011. The structural measures that remained in force throughout 2012 include a reduction of the total U.S. general account assets, full delta hedging of the U.S. variable annuity guaranteed minimum income benefit back book, improvement of the ratio of consolidated shareholders’ equity to total equity base to at least 75% by December 2012 and acceleration of the run-off of certain portfolios, and selling or putting into run-off Aegon’s U.K. bulk purchase annuity business.

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

Taxation

I	Certain Netherlands tax consequences for holders of shares

The following section outlines certain material Netherlands tax consequences of the acquisition, holding, redemption and disposal of Aegon common shares, but does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant. This section is intended as general information only and each prospective investor should consult a professional tax adviser with respect to the tax consequences of an investment in Aegon common shares.

This section is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date hereof, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This section does not address the Netherlands tax consequences for:

i.	Investment institutions (fiscale beleggingsinstellingen);
ii.	pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Netherlands corporate income tax;
iii.	corporate holders of Aegon common shares, the shareholding of which qualifies for the participation exemption (deelnemingsvrijstelling) of the Netherlands corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital;
i.	holders of Aegon common shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Aegon and holders of Aegon common shares of whom a certain related person holds a substantial interest in Aegon. Generally speaking, a substantial interest in Aegon arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total of capital issued by Aegon or of 5% or more of the issued capital of a certain class of Aegon shares, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in Aegon;
ii.	persons to whom the beneficial interest in Aegon common shares is attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Netherlands income tax act 2001 (Wet inkomstenbelasting 2001);
iii.	entities which are a resident of Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba, to which permanent establishment or permanent representative the Aegon common shares are attributable;
iv.	holders of Aegon common shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of these shares or of the benefits derived from or realised in respect of the Aegon common shares; and
v.	individuals to whom Aegon common shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this section refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Dividend Tax

Withholding requirement

Aegon is required to withhold 15% Netherlands dividend tax in respect of dividends paid on its common shares. In the Netherlands Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

i.	proceeds in cash or in kind including direct or indirect distributions of profit;
ii.	liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in capital recognised for Netherlands dividend tax purposes, unless a particular statutory exemption applies;
iii.	the par value of new common shares issued to a holder of Aegon common shares or an increase of the par value of Aegon common shares, except when the (increase in the) par value of Aegon common shares is funded out of its paid-in capital as recognised for Netherlands dividend tax purposes; and
iv.	partial repayments of paid-in capital recognised for Netherlands dividend tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s general meeting of the shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Residents of the Netherlands

If a holder of Aegon common shares is a resident of the Netherlands, or deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, dividend tax which is withheld with respect to proceeds from Aegon common shares will generally be creditable for Netherlands corporate income tax or Netherlands income tax purposes.

Non-residents of the Netherlands

If a holder of Aegon common shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is a resident for the purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Netherlands dividend tax. A refund of the Netherlands dividend tax is available to entities resident in another EU member state, Norway, Iceland, or Liechtenstein if (i) these entities are not subject to corporate income tax there and (ii) these entities would not be subject to Netherlands corporate income tax, if these entities would be tax resident in the Netherlands for corporate income tax purposes and (iii) these entities are not comparable to investment institutions (fiscale beleggingsinstellingen) or exempt investment institutions (vrijgestelde beleggingsinstellingen). Furthermore, a similar refund of Netherlands dividend tax may be available to entities resident in other countries, under the additional condition that (i) the Aegon common shares are considered portfolio investments and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

US-residents

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the Convention between the Kingdom of the Netherlands and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income 1992 (the US/NL Income Tax Treaty) may, under various specified conditions, be eligible for a reduction of Netherlands dividend withholding tax rate from 15% to 5% if the resident of the United States is a company which holds directly at least 10% voting power in Aegon. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Netherlands dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Beneficial Owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Netherlands dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

a.	that the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: - as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend tax; or - in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend tax; and
b.	that such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Additional information	Annual Report on Form 20-F 2012	323

Netherlands Withholding Tax upon Redistribution of Foreign Dividends

Aegon must transfer to the Dutch tax authorities all Netherlands dividend withholding tax it withholds on dividends it distributed with respect to the Aegon common shares. Provided certain conditions are met, Aegon may apply a reduction with respect to the withholding tax that it has to pay over to the Dutch tax authorities. This reduction can be applied if Aegon distributes dividends that stem from dividends Aegon itself has received from certain qualifying non-Netherlands subsidiaries, provided these dividends received by Aegon are exempt from Dutch corporate income tax and were subject to withholding tax of at least 5% upon distribution to Aegon. The reduction is applied to the Netherlands dividend tax that Aegon must pay to the Netherlands tax authorities and not to the amount of the Netherlands dividend tax that Aegon must withhold. The reduction is equal to the lesser of:

i.	3% of the amount of the dividends distributed by Aegon that are subject to withholding tax; and
ii.	3% of the gross amount of the dividends received during a certain period from the qualifying non-Netherlands subsidiaries.

Corporate and Individual Income Tax

Residents of the Netherlands

If a holder of Aegon common shares is a resident or deemed to be a resident of the Netherlands for Netherlands corporate income tax purposes and is fully subject to Netherlands corporate income tax or is only subject to Netherlands corporate income tax in respect of an enterprise to which Aegon common shares are attributable, income derived from Aegon common shares and gains realised upon the redemption or disposal of Aegon common shares are generally taxable in the Netherlands (at up to a maximum rate of 25%) under the Netherlands corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969).

If an individual is a resident or deemed to be a resident of the Netherlands for Netherlands individual income tax purposes (including an individual who has opted to be taxed as a resident of the Netherlands), income derived from Aegon common shares and gains realised upon the redemption or disposal of Aegon common shares are taxable at the progressive rates (at up to a maximum rate of 52%) under the Netherlands income tax act 2001 (Wet inkomstenbelasting 2001) if:

i.	the individual is an entrepreneur (ondernemer) and has an enterprise to which Aegon common shares are attributable or the individual has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise Aegon common shares are attributable; or
ii.	such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which include but are not limited to the performance of activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) above applies to an individual that holds Aegon common shares, such individual must determine taxable income with regard to Aegon common shares on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realised. This deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year, insofar as the individual’s yield basis exceeds a certain threshold. The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of Aegon common shares less the fair market value of certain qualifying liabilities on 1 January. The fair market value of Aegon common shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments is taxed at a rate of 30%.

Non-residents of the Netherlands

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes (nor has opted to be taxed as a resident of the Netherlands for individual income tax purposes), such person is not subject to Netherlands income tax in respect of income derived from Aegon common shares and gains realised upon the redemption or disposal of Aegon common shares, except if:

i.	the person is not an individual and (1) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative Aegon common shares are attributable, or (2) is (other than by way of securities) entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. This income and these gains are subject to Netherlands corporate income tax at up to a maximum rate of 25%.
ii.

the person is an individual that (1) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative Aegon common shares are attributable, or (2) realises income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which includes activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (3)

is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 52%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

Gift and Inheritance Tax

Residents of the Netherlands

Generally, gift tax (schenkbelasting) or inheritance tax (erfbelasting) will be due in the Netherlands in respect of the acquisition of Aegon common shares by way of a gift by, or on behalf of, or on the death of, a holder of Aegon common shares that is a resident or deemed to be a resident of the Netherlands for the purposes of Netherlands Gift and Inheritance Tax Act 1956 (Successiewet 1956) at the time of the gift or his or her death. A gift made under a condition precedent is for the purposes of Netherlands Gift and Inheritance Tax Act 1956 deemed to be made at the time the condition precedent is fulfilled and is subject to gift tax if the donor is, or is deemed to be a resident of the Netherlands at that time.

A holder of Netherlands nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956 if he or she has been resident in the Netherlands and dies or makes a gift within ten years after leaving the Netherlands. A holder of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956 if he or she has been resident in the Netherlands and makes a gift within a twelve months period after leaving the Netherlands. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Non-residents of the Netherlands

No gift or inheritance tax will arise in the Netherlands in respect of the acquisition of Aegon common shares by way of a gift by, or as a result of, the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of Netherlands Gift and Inheritance Tax Act 1956, However, inheritance tax will be due in the case of a gift of Aegon common shares by, or on behalf of, a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956, but such holder dies within 180 days after the date of the gift, and at the time of his or her death is a resident or deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956. A gift made under a condition precedent is deemed to be made at the time the condition precedent is fulfilled.

Value Added Tax

In general, no value added tax will arise in respect of payments in consideration for the issue of Aegon common shares or in respect of a cash payment made under Aegon common shares, or in respect of a transfer of Aegon common shares.

Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder of Aegon common shares in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the Aegon common shares.

ii    Taxation in the United States

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

¿	Financial institutions;
¿	Insurance companies;
¿	Dealers or traders in securities or currencies;
¿	Tax-exempt entities;
¿	Regulated investment companies;
¿

Persons that will hold the common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US Federal income tax purposes;

Additional Information	Annual Report on Form 20-F 2012	325

¿	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;
¿	Partnerships or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
¿	Holders that have a “functional currency” other than the US dollar.

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

For the purposes of this section, a “US holder” is a beneficial owner of common shares that is, for US Federal income tax purposes:

¿	A citizen or individual resident of the United States;
¿	A corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);
¿	An estate, the income of which is subject to US Federal income taxation regardless of its source; or
¿

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

Certain “qualified dividend income” received by individual US holders is taxed at a maximum income tax rate of 15% in 2012 and 20% in 2013 and subsequent years. Only dividends received from US corporations or from a “qualified foreign corporation” and on shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. Aegon is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, Aegon should be considered a “qualified foreign corporation” for this purpose. Accordingly, dividends paid by Aegon to individual US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Each US holder should consult their tax advisor regarding the applicable tax rate.

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

The amount of the qualified dividend income paid by Aegon to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a US holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14% in 2012 and 49.49% in 2013 and subsequent years). Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.

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

Additional Information	Annual Report on Form 20-F 2012	327

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

Individual US holders may be required to report to the IRS certain information with respect to their beneficial ownership of certain foreign financial assets, such as the common shares, if the aggregate value of such assets exceeds USD 50,000 and the assets are not held through a US financial institution. US holders who fail to report required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of the information reporting rules to their particular circumstances.

Principal accountant fees and services

Ernst & Young Accountants has served as Aegon’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to Aegon in 2012, 2011 and 2010.

Fees Ernst & Young

In million EUR	2012	2011	2010
Audit Fees	19	22	24
Audit Related Fees	7	6	2
Tax Fees	-	-	-
All Other Fees	-	1	-
	26	29	26

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

Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of Aegon’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

Tax fees include fees billed for tax compliance.

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

Under the Pre-approval Policy, proposed services either

¿	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or
¿

Require the specific pre-approval of the Audit Committee (“specific pre-approval”). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

For the period 2010 to 2012, all services provided to Aegon by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2012	14,156	3.83	-	-
February 1 - 29, 2012	13,765	3.79	-	-
March 1 - 31, 2012	8,547	4.58	-	-
April 1 - 30, 2012	14,963	3.83	-	-
May 1 - 31, 2012	15,477	3.10	-	-
June 1 - 30, 2012	15,323	3.11	-	-
July 1 - 31, 2012	15,222	4.01	-	-
August 1 - 31, 2012	11,931	4.06	-	-
September 1 - 30, 2012	10,320	4.77	-	-
October 1 - 31, 2012	9,436	4.69	-	-
November 1 - 30, 2012	7,932	3.91	-	-
December 1 - 31, 2012	6,193	4.62	-	-
Total	143,265		-	-

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

The SEC allows Aegon to “incorporate by reference” information into this Annual Report on Form 20-F, which means that:

1.	Incorporated documents are considered part of this Annual Report on Form 20-F; and
2.	Aegon can disclose important information to you by referring you to those documents.

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 337)

Additional Information	Annual Report on Form 20-F 2012	329

   Glossary

Acquisition date is the date on which the acquirer effectively obtains control of the acquiree. In most cases this includes at least the transfer of risks and rewards related to the acquired business or assets/liabilities.

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

Alt-A mortgages relates to a type of US residential mortgage which are securitized home equity loans. Typical Alt-A borrower has a credit score high enough to obtain an: “A” standing. Alt- A mortgages are primarily backed by loans with fixed interest rates for the entire term of the loan.

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

Assets held by long-term employee benefit funds are part of plan assets. These are assets (other than non-transferable financial instruments issued by the reporting entity) that:

¿	Are held by an entity that is legally separate from the reporting entity and exists solely to pay or fund employee benefits; and
¿	Are available to be used only to pay or fund employee benefits and are not available to the reporting entity’s own creditors.

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

Deferred Policy Acquisition Cost (DPAC) - are the variable costs related to the acquisition or renewal of insurance contracts and investment contracts with discretionary participation features.

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

Discretionary participation feature is a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

¿	That are likely to be a significant portion of the total contractual benefits;
¿	Whose amount or timing is contractually at the discretion of the issuer; and

That are contractually based on:

¿	The performance of a specified pool of contracts or a specified type of contract;
¿	Realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
¿	The profit or loss of the company, fund or other entity that issues the contract.

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

Finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset.

Additional Information	Annual Report on Form 20-F 2012	331

Financial asset is any asset that is:

¿	Cash;
¿	An equity instrument of another entity;
¿	A contractual right to receive cash or another financial asset from another entity or to exchange financial instruments with another party under conditions that are potentially favorable; or
¿	A contract that will or may be settled in the entity’s own equity instruments; and is
¿	A non-derivative for which the entity is or may be obliged to receive a variable number of the entity’s own equity instruments; or
¿	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial liability is any liability that is:

¿

A contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or

¿	A contract that will or may be settled in the entity’s own equity instruments; and is
¿	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or
¿	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

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

Qualifying insurance policies are a component of plan assets. These are insurance policies issued by an insurer that is not a related party of the reporting entity, if the proceeds of the policies:

¿	Can be used only to pay or fund employee benefits under a defined benefit plan; and
¿	Are not available to the reporting entity’s own creditors.

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

Recognition is the process of incorporating in the statement of financial position or income statement an item that meets the definition of an element and satisfies the following criteria for recognition:

¿	It is probable that any future economic benefit associated with the item will flow to or from the entity; and
¿	The item has a cost or value that can be measured with reliability.

Reinsurance assets are a cedant’s net contractual rights under a reinsurance contract.

Reinsurance contract is an insurance contract issued by one insurer to compensate another insurer for losses on one or more contracts issued by the cedant.

Additional Information	Annual Report on Form 20-F 2012	333

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

Quarterly results - unaudited

	2012					2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Underlying earnings before tax
Life	213	249	284	240	986	236	241	250	218	945
Individual savings and retirement products	122	116	101	142	481	139	115	84	136	474
Pensions	97	99	109	78	383	74	70	72	38	254
Non-life	8	(1)	(3)	9	13	16	11	3	21	51
Distribution	6	4	(1)	6	15	9	(3)	(3)	(3)	-
Asset Management	29	23	25	24	101	14	18	15	13	60
Other	(64)	(55)	(50)	(55)	(224)	(83)	(67)	(69)	(84)	(303)
Share in underlying earnings before tax of associates	14	8	7	3	32	9	16	9	7	41
Underlying earnings before tax	425	443	472	447	1,787	414	401	361	346	1,522

Fair value items	156	101	(126)	(131)	-	(85)	(23)	(288)	(20)	(416)
Realized gains / (losses) on investments	45	85	128	149	407	91	204	102	49	446
Impairment charges	(41)	(42)	(35)	(58)	(176)	(62)	(100)	(132)	(94)	(388)
Other income / (charges)	(17)	(254)	3	106	(162)	(3)	(16)	(54)	(194)	(267)
Run-off businesses	(2)	6	12	(14)	2	22	10	(5)	1	28
Income before tax	566	339	454	499	1,858	377	476	(16)	88	925
Income tax	(45)	(85)	(80)	(116)	(326)	(50)	(72)	76	(7)	(53)
Net income / (loss)	521	254	374	383	1,532	327	404	60	81	872

Net underlying earnings	328	337	369	348	1,382	333	339	308	253	1,233

Underlying earnings before tax
Americas	292	339	344	342	1,317	336	314	307	316	1,273
The Netherlands	79	71	82	83	315	81	74	68	75	298
United Kingdom	29	25	26	25	105	12	10	9	(26)	5
New Markets	88	64	70	52	274	68	70	46	65	249
Holding and other activities	(63)	(56)	(50)	(55)	(224)	(83)	(67)	(69)	(84)	(303)
Underlying earnings before tax	425	443	472	447	1,787	414	401	361	346	1,522

Gross deposits (on and off balance sheet)	11,043	9,757	9,426	9,246	39,472	7,377	6,715	10,496	7,100	31,688

Net deposits (on and off balance sheet)	1,079	811	1,325	390	3,605	(2,945)	(2,687)	3,276	(1,548)	(3,904)

New life sales
Life single premiums	1,160	1,068	1,125	2,058	5,411	1,726	1,189	1,073	1,876	5,864
Life recurring premiums annualized	329	321	293	471	1,414	328	312	298	311	1,249
Total recurring plus 1/10 single	445	428	405	677	1,955	501	431	405	498	1,835

New premium production accident & health insurance	195	187	190	196	768	159	145	153	188	645
New premium production general insurance	14	13	12	16	55	13	14	12	13	52

Annual Report on Form 20-F 2012	335

Disclaimer

Cautionary note regarding non-GAAP measures

This report includes the non-IFRS financial measures: underlying earnings before tax, income tax (including associated companies) and income before tax (including associated companies). The reconciliation of these measures to the most comparable IFRS measures is presented in the tables in note 5 of this report. These non-IFRS measures are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Functional currencies

This report contains certain information about Aegon’s results and financial condition in USD for the Americas and GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom.
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
¿	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
¿	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
¿	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds.
¿	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties.
¿	Consequences of a potential (partial) break-up of the euro.
¿	The frequency and severity of insured loss events.
¿	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products.
¿	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels.
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
¿

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness.

¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets.
¿

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers.

¿	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates.
¿

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

¿	Acts of God, acts of terrorism, acts of war and pandemics.
¿	Changes in the policies of central banks and/or governments.
¿

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

¿

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries.

¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain.
¿	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
¿

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

¿	Customer responsiveness to both new products and distribution channels.
¿	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products.
¿	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholder’s equity.
¿

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions.

¿	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business.
¿	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

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

Annual Report on Form 20-F 2012	337

Headquarter
Aegon N.V.
Aegonplein 50
2591 TV The Hague
The Netherlands
Telephone:	+31 (0)70 344 32 10
www.aegon.com

Media Relations:
Telephone:	+31 (0)70 344 8956
Email:	gcc-ir@aegon.com

Investor Relations:
Telephone:	+31 70 344 8305
or toll free (US only):	877 548 9668
Email:	ir@aegon.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

338	Additional information Exhibits

Exhibits

Index to Exhibits

1	Articles of Association, incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on May 18, 2011. (1)
4.1	Amendment of the 1983 Merger Agreement among Aegon and Vereniging Aegon. (2)
4.2	Preferred Shares Voting Rights Agreement. (3)
4.3	Employment Agreement between J.J. Nooitgedagt and Aegon N.V. (4)
4.4	Employment Agreement between A.R. Wynaendts and Aegon N.V. (5)
4.5	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (5)
4.6	Aegon N.V. Long-term Incentive Plan Rules (7)
4.7	Aegon N.V. Short-term Incentive Plan Rules (8)
4.8	Assignment Agreement between A.R. Wynaendts and Aegon N.V. (9)
4.9	Senior Loan Agreement between Vereniging Aegon, The State of the Netherlands and Aegon N.V. dated December 1, 2008. (10)
4.10	Subscription Agreement between Vereniging Aegon, The State of the Netherlands and Aegon N.V. dated December 1, 2008. (11)
4.11	Agreement on Governance and Certain Other Matters between Vereniging Aegon, The State of the Netherlands and Aegon N.V. dated December 1, 2008. (12)
4.12	Amendment agreement Terms and Conditions of Aegon Securities between Vereniging Aegon, The State of the Netherlands and Aegon N.V. dated August 16, 2010 (13).
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of Aegon N.V. – Incorporation by reference to Note 52 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15	Consent of independent registered public accounting firm.
	(1)	Incorporated by reference to Form 6-K (file no. 1193125-07-126500) filed with the SEC on May 31, 2007.
	(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
	(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
	(4)	Incorporated by reference to Exhibit 4.3 to Form 20-F 2009 filed with the SEC on March 29, 2010.
	(5)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2004 filed with the SEC on March 29, 2005.
	(6)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2004 filed with the SEC on March 29, 2005.
	(7)	Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.
	(8)	Incorporated by reference to Exhibit 4.14 to Form 20-F 2004 filed with the SEC on March 29, 2005.
	(9)	Incorporated by reference to Exhibit 4.15 to Form 20-F 2005 filed with the SEC on March 30, 2006.
	(10)	Incorporated by reference to Exhibit 4.10 to Form 20-F 2008 filed with the SEC on March 31, 2009.
	(11)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2008 filed with the SEC on March 31, 2009.
	(12)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2008 filed with the SEC on March 31, 2009.
	(13)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2010 filed with the SEC on March 30, 2011.

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.

Annual Report on Form 20-F 2012	339

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 20, 2013

Aegon N.V.

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt
Chief Financial Officer