Form 20-F
period 2013-12-31
AEGON NV
filed 2014-03-21
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

J.H.P.M. van Rossum

Senior Vice President and Corporate Controller

Aegon N.V.

Aegonplein 50, 2501 CB The Hague, The Netherlands

+31-70-3448334

Jurgen_vanRossum@aegon.com

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

☐ Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  No ☒

This page has been intentionally left blank.

Annual Report on Form 20-F 2013

AEGON
Transform Tomorrow

I

Cross reference table Form 20-F

Item 1	Identity of Directors, Senior Management and Advisers	n/a

Item 2	Offer Statistics and Expected Timetable	n/a

Item 3	Key Information

3A	Selected financial data	13-15

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	85-87; 157-202; 319-334

Item 4	Information on the Company

4A	History and development of the company	12; 16-84; 279

4B	Business overview	16; 31-42; 47-52; 57-61; 68-84

4C	Organizational structure	12

4D	Property, plants and equipment	335

Item 4A	Unresolved Staff Comments	n/a

Item 5	Operating and Financial Review and Prospects

5A	Operating results	17-30; 43-46; 53-56; 62-67; 157-202; 263-267

5B	Liquidity and capital resources	88-91; 239-241; 268-269

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	8-10

5E	Off-balance sheet arrangements	271-275

5F	Tabular disclosure of contractual obligations	199-201; 271-277

5G	Safe harbor	n/a

Item 6	Directors, Senior Management and Employees

6A	Directors and senior management	6-7; 99-100

6B	Compensation	101-107; 215-217; 283-287

6C	Board practices	6-7; 93-100; 108-111

6D	Employees	335

6E	Share ownership	109-111; 282-287

Item 7	Major Shareholders and Related Party Transactions

7A	Major shareholders	307-309

7B	Related party transactions	282-287

7C	Interest of experts and counsel	n/a

Item 8	Financial Information

8A	Consolidated Statements and Other Financial Information	122-128; 310-315

8B	Significant Changes	n/a

Item 9	The Offer and Listing

9A	Offer and listing details	337

9B	Plan of distribution	n/a

9C	Markets	337

9D	Selling shareholders	n/a

9E	Dilution	n/a

9F	Expenses of the issue	n/a

Annual Report on Form 20-F 2013

II

Item 10	Additional Information
10A	Share capital	n/a
10B	Memorandum and articles of association	338-339
10C	Material contracts	340
10D	Exchange controls	340
10E	Taxation	340-346
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	350
10I	Subsidiary Information	n/a

Item 11	Quantitative and Qualitative Disclosures About Market Risk	87; 174-202

Item 12	Description of Securities Other than Equity Securities	n/a

Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

Item 15	Controls and Procedures	114-115

16A	Audit committee financial expert	96
16B	Code of Ethics	113
16C	Principal Accountant Fees and Services	346-347
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	348
16F	Change in Registrant’s Certifying Accountant	348
16G	Corporate Governance	108-111
16H	Mine Safety Disclosure	n/a

17	Financial Statements	n/a

18	Financial Statements	122-288

19	Exhibits	359

Annual Report on Form 20-F 2013

2

This page has been intentionally left blank.

Annual Report on Form 20-F 2013

Introduction

Filing

This document contains Aegon’s Annual Report 2013 and will also be filed as Aegon’s Annual Report on Form 20-F with the United States Securities and Exchange Commission (SEC).

About this report

This report serves as Aegon’s Annual Report prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), and with Part 9 of Book 2 of the Dutch Civil Code for the year ended December 31, 2013, for Aegon N.V. (the company) and its subsidiaries (collectively known as Aegon). This report presents the Consolidated Financial Statements of Aegon (pages 122-288) and the Parent Company Financial Statements of Aegon (pages 291-305).

Presentation of certain information

Aegon N.V. is referred to in this document as “Aegon”, or “the company”. Aegon N.V. together with its member companies are referred to as “Aegon Group”. For such purposes, “member companies” means, in relation to Aegon N.V., those companies that are required to be consolidated in accordance with the legislative requirements of the Netherlands relating to consolidated accounts.

References to the “NYSE” are to the New York Stock Exchange and references to the “SEC” are to the Securities and Exchange Commission. Aegon uses “EUR” and “euro” when referring to the lawful currency of the member states of the European Monetary Union; “USD”, and “US dollar” when referring to the lawful currency of the United States of America; “GBP”, “UK pound” and “pound sterling” when referring to the lawful currency of the United Kingdom; “CAD” and “Canadian dollar” when referring to the lawful currency of Canada; “PLN” when referring to the lawful currency of Poland; “CNY” when referring to the lawful currency of the People’s Republic of China; “RON” when referring to the lawful currency of Romania; “HUF” when referring to the lawful currency of Hungary; “TRY” when referring to the lawful currency of Turkey; “CZK” when referring to the lawful currency of Czech Republic and “UAH” when referring to the lawful currency of Ukraine.

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

Letter of the CEO

In 2013 we achieved strong results across our markets and experienced increasing demand for our core products and services, as we pursue our mission of helping individuals and families take responsibility for their financial future. Over the past year, we have made significant progress in enhancing the growth prospects for our business, strengthening our financial position, and in transforming our business to create value for our many stakeholders.

In each of our chosen markets, profound and lasting market changes are driving increased demand for reliable financial solutions. People are living longer than at any time in history; the post-war (“baby boomer”) generation is now entering retirement with an immense pool of accumulated and still-growing assets that will need to be managed for an increasingly longer retirement; governments are continuing to withdraw from traditional means of publicly-provided pension support; and companies have considerably decreased, or ended altogether, their contributions to employee retirement plans. In many developing markets, strong economic growth is creating a sizable and growing affluent middle class that will inevitably seek the same financial protection and long-term security solutions as those in more mature economies. All of these factors provide excellent growth opportunities for our business and confirm that our products and services have never been more needed. Moreover, they provide the basis for the broad range of actions we are taking to further transform our businesses and enhance our ability to interact better and more frequently with those who depend on us.

During 2013, we expanded our reach through promising new distribution agreements in our key markets. We continued to invest in our businesses in Central & Eastern Europe, Asia and Latin America, given the strong demand for protection and savings products in these developing economies. Meanwhile, we continued to review our products and services, broadening and deepening our capabilities in order to target opportunities, and ensuring that the products we offer deliver value for both our customers and Aegon, given our long-term risk-return criteria.

In the United States, we have brought nearly all of our businesses together under the well-recognized Transamerica brand, furthering the strategic integration of our operations which began three years ago. In what continues to be the largest market in the world for life insurance and retirement products and services, we have enhanced our leadership positions with new distribution partners, and developed new digital capabilities that will allow us to better serve our current and future customers’ diverse financial needs across their life-cycle.

At the center of our strategy is our focus on getting closer to our customers through an accelerated investment in technology. The nature of many of our products necessitates professional advice and, as such, we believe the financial advisor will continue to play an essential role in our business. New digital platforms have been introduced to provide intermediaries with the tools to operate more efficiently in a rapidly changing landscape. In the United Kingdom for instance, Aegon’s new pension platform, known as Aegon Retirement Choices, is demonstrating early success. We recognize that consumers increasingly research and wish to purchase financial services products online, as they do many other products and services. Consequently, we are committed to enabling our current and future customers to interact with us in the ways they choose. In the Netherlands, we launched new digital channels aimed at specific customer segments more likely to purchase life insurance and retirement solutions through digital rather than traditional channels.

In addition to enabling our businesses to connect and engage with customers better and with greater frequency, technology also delivers the tools to create a truly distinctive and relevant customer experience. We are committed to providing greater ease of interaction with our businesses, simplifying product explanations, and empowering customers with practical online tools that will both enable them to better understand their financial needs and provide greater clarity about the products and services available to address these needs. This approach, we believe, is essential to our focus on building customer loyalty and strengthening our competitive advantage in an increasingly crowded market.

Consistent with our strict risk-return discipline, we further strengthened Aegon’s risk profile by maintaining a solid balance sheet and further improving our capital position. The strong financial performance, combined with our actions to reduce costs across our organization during 2013, enabled us to continue the momentum of recent years. Clearly, our strategic priorities have delivered their intended benefits to our customers and businesses, and to our valued shareholders who have every reason to expect an attractive and growing return on their investment.

Annual Report on Form 20-F 2013

Essential to our long-term success is creating an internal culture of customer-centricity, innovation and shared responsibility. Equipping our leaders with the resources they require to promote this culture is among our most important objectives. During the past year, we have introduced a number of training and development programs to enhance the professional skills and competencies of employees at all levels. Mindful of the pace of technological advances in today’s digital environment, we also recognize the need to attract talented individuals from outside our industry who are able to embrace and accelerate the changes we are implementing. Encouraging new ways of thinking and responding to the considerable opportunities we have identified is a pre-requisite of management, and key to our long-term success.

Beyond what we have done to fulfil our commitments to our customers over the past year – paying just over EUR 20 billion in claims and benefits – our businesses have also contributed financially and our employees given generously of their time and talents to make a difference in the communities in which they live and work. Aegon takes seriously its broader commitments to the communities where we operate and to society at large. In addition to maintaining sound corporate governance standards and practices, we believe this can have a positive impact on issues related to the environment, responsible investment, financial literacy, and other socially sustainable concerns. This, we believe, is as critical to our long-term business success as our disciplined risk and financial management.

My Management Board colleagues and I wish to express our gratitude to the dedicated men and women of Aegon who have contributed to our solid results and strategic progress over the past year. Through their focused and determined efforts, we have enhanced our ability to better serve our current and future customers by delivering consistently high quality products and services, while strengthening our prospects for sustainable, profitable growth going forward. We also wish to reaffirm our commitment to you, our valued shareholders, who have likewise made possible the achievements of recent years through your abiding confidence and support.

Thank you for your ongoing interest in Aegon and in all that we are doing to assist our current and future customers in planning and achieving a secure financial future. Ensuring that we continue to be in a strong position to deliver on our promises remains our most important priority.

Sincerely,

Alex Wynaendts

Chairman of the Executive Board of Aegon N.V.

and Chief Executive Officer

6	Strategic information Composition of the Executive Board and the Management Board

Composition of the Executive Board

and the Management Board

Alex Wynaendts (1960, Dutch)

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

Darryl Button (1969, Canadian)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Darryl Button began his career by Mutual Life Insurance Co. of Canada and joined Aegon in 1999 as Director of Product Development and Risk Management of Aegon USA’s Institutional Markets operation unit. He was appointed Corporate Actuary of Aegon USA in 2002, followed by CFO of Aegon Americas in 2005. Between 2008-2011, Mr. Button took on the responsibilities of Chairman and executive management of Aegon’s Canadian operations, and in 2012 he joined Aegon’s Corporate Center as Executive Vice President and Head of the Corporate Financial Center. In 2013, Mr. Button was appointed as CFO and member of the Executive Board of Aegon. He is also a member of the Management Board.

Adrian Grace (1963, British)

Member of the Management Board

Chief Executive Officer of Aegon UK

Adrian Grace started his career with Leeds Permanent Building Society in 1979, before joining Mercantile Credit in 1984. In 2001, Mr. Grace joined Sage Group PLC as Managing Director of the Small Business Division. In 2004, Barclays Insurance asked him to join them as Chief Executive. Mr. Grace joined HBOS in 2007 as Managing Director of Commercial within the Corporate Division. In 2009, he joined Aegon UK as Group Business Development Director and on April 4, 2011, he became the Chief Executive Officer. Mr. Grace has been a member of Aegon’s Management Board since February 2012. He sits on the Board of the Association of British Insurers.

Tom Grondin (1969, Canadian)

Member of the Management Board

Chief Risk Officer of Aegon N.V.

Tom Grondin was appointed Chief Risk Officer of Aegon N.V. in August 2003 and a member of Aegon’s Management Board on January 1, 2013. His current responsibilities include managing the Risk and Compliance functions. In this role, Mr. Grondin is responsible for development and oversight of Aegon’s Enterprise Risk Management framework and Aegon’s internal Economic Framework. The Economic Framework has helped guide Aegon’s risk and business strategy over the years. He joined Aegon in 2000 in one of Aegon USA’s larger operations. Mr. Grondin had overall responsibility for pricing, profitability and risk management for the business. Prior to joining Aegon, he was employed as a consultant at Tillinghast–Towers Perrin and before that as asset liability manager at Manulife Financial.

Annual Report on Form 20-F 2013

Marco Keim (1962, Dutch)

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

Aegon’s strategy

Aegon is an international provider of life insurance, pensions and asset management products, with businesses in more than 25 markets in the Americas, Europe and Asia, and just over EUR 475 billion in revenue-generating investments. Aegon employs nearly 27,000 people, and has millions of customers across the globe.

Aegon’s purpose is to help people take responsibility for their financial future. To achieve this, the company strives to provide easy-to-understand products that help customers make better financial decisions for themselves and their families. As a company, Aegon believes that everyone, regardless of their income, deserves to retire with dignity and peace of mind.

Aegon’s ambition is to become a leader in all of its chosen markets. This means being the most recommended provider of life insurance and pensions among customers, the preferred partner among intermediaries and distributors, and the employer of choice for both current and prospective employees.

Recognizing the increasing demand for asset protection, accumulation and long-term retirement security products and services, Aegon is investing in new approaches to better serve the full range of customers’ financial needs throughout their life cycle. This includes accelerating investment in technology to enable Aegon’s businesses to interact directly with customers.

Fostering a truly customer-centric culture throughout the organization is at the core of Aegon’s strategy. This entails ensuring that every employee understands how he or she can contribute to a distinctive and consistently positive customer experience. To support this essential cultural mindset, a new coordinated approach to performance management has been implemented across Aegon’s businesses, with a strong emphasis on talent development and customer centricity. Compensation and incentives have been aligned accordingly. Aegon encourages new thinking and innovative approaches as it continues to transform its businesses.

In recent years, Aegon has taken steps to reduce costs, lower risk and free up capital for reinvestment in its businesses. It has divested businesses no longer considered core, or which have failed to provide sufficient returns or prospects for long-term growth. These actions have enabled Aegon to achieve a solid capital position, deal effectively with economic and market volatility, and position its businesses for future growth. At the same time, Aegon has invested in key areas of growth, such as emerging markets in Central & Eastern Europe, Asia and the Americas, while also restructuring its businesses to achieve greater operational efficiency and deliver a higher level of customer service. Better leveraging the broad expertise that exists within Aegon across various businesses and geographies continues to be a key strategic objective.

Aegon’s strategy is supported by its ambition: to be a leader in all of its chosen markets. To support this ambition, Aegon has implemented four strategic objectives:

¿	To optimize its portfolio by investing in businesses that offer attractive returns and strong prospects for growth and, if necessary, closing or divesting business that do not meet Aegon’s risk-return requirements, or contribute to its long-term ambitions;
¿	To enhance customer loyalty by improving customer service, investing in new distribution capabilities, and expanding the company’s online presence to connect better and more frequently with its customers;
¿	To deliver operational excellence by improving efficiency and reducing costs, innovating and making better use of its resources around the world;
¿	To empower employees by providing the tools, training and internal culture necessary to better serve the developing needs of its customers, while also enabling employees to realize their full potential.

In 2013, Aegon took clear steps toward each of these objectives, helping position the company’s businesses for the future, and meet the risks and opportunities presented by long-term industry trends.

Optimize portfolio

Aegon targeted opportunities in its core markets in the Americas, Europe and Asia by:

¿	Investing in the rapidly-expanding ‘at-retirement’ market of people in their fifties and sixties who are actively preparing for retirement in the United States, the United Kingdom and the Netherlands. In the United Kingdom, Aegon is seeking to increase its share of the workplace savings and non-advised markets;
¿	Repositioning in Central & Eastern Europe – by channeling other resources into new products and services, ceasing new investment in mandatory private pensions due to government restrictions, selling off pension operations in the Czech Republic, and expanding the life and pensions business in Romania;

Annual Report on Form 20-F 2013

¿	Expanding into new markets – through the acquisition of Fidem Life, one of Ukraine’s leading providers in the emerging life insurance market, and the opening of a new office in Germany in the second half of 2013 to market variable annuities;
¿	Re-pricing, redesigning and withdrawing products, improving Aegon’s overall product mix to reduce capital requirements and improve profitability;
¿	Restructuring in Spain – by securing a twenty-five year joint venture and distribution partnership with Banco Santander, the country’s largest bank, and exiting some former joint ventures;
¿	Entering new distribution partnerships with other key banks, including Barclays Bank in the United Kingdom.

Enhance customer loyalty

Aegon is expanding digital distribution capability and improving understanding of customers’ changing needs by:

¿	Launching new online products in Spain and Turkey. Aegon now retails online in nearly all its markets, and has also expanded its digital marketing and social media efforts;
¿	Investing in emerging new business models. In the Netherlands, Aegon launched Kroodle, a social media platform to sell general insurance, and in recent years has begun distribution through the drugstore chain Kruidvat;
¿	Expanding the company’s variable annuities business, and launching other related products, such as a new series of mutual funds in the United States, and new additional risk riders with products in Central & Eastern Europe;
¿	Implementing a common measurement for customer loyalty. Aegon has implemented the Net Promoter Score (NPS) across its businesses, and is using NPS methodology to drive long-term improvements in products and customer service. The company has also established a Customer Intelligence Council to improve analysis of customer data and statistics, and launched the not-for-profit Transamerica Center for Health Studies to research and contribute to important health issues in the United States.

Deliver operational excellence

Aegon improved efficiency, supported intermediaries and expanded distribution through traditional channels by:

¿	Continuing to reduce costs where possible to allow for increased investments. Cost saving initiatives included the creation of a shared service center in the Americas, further cost reduction in the Netherlands, and restructuring both in the United Kingdom and at Aegon’s Corporate Center;
¿	Pursuing value over volume through a strict pricing discipline, an approach aimed at securing profitable, sustainable growth – while making sure that, before any new product or service is introduced, customer benefits are fully assessed and taken into account through an updated Pricing & Product Development Policy;
¿	Investing in a new online platform in the United Kingdom, called Aegon Retirement Choices. The platform provides independent financial advisors with a clear overview of Aegon’s product range, and helps them to provide the right advice to Aegon’s customers;
¿	Opening up access to Aegon’s Global Ethics Line to make it easier for outside parties to report suspected misconduct and violations of the company’s Code of Conduct;
¿	Completing a second transaction to reduce the risk associated with longer life expectancy in the Netherlands and cover EUR 1.4 billion in longevity reserves.

Empower employees

Aegon strengthened employee engagement, and improved the working environment by:

¿	Introducing limited paid time off for volunteer work. By the end of 2013, 91% of Aegon’s employees worldwide had access to this benefit;
¿	Helping employees establish new affinity groups in the United States and the Netherlands in support of broader efforts to improve workforce diversity;
¿	Deepening Aegon’s regular talent review, which maps employees’ skills against the company’s long-term requirements;
¿	Supporting employees impacted by company restructuring with social plans and programs to find new employment within and outside the company;
¿	Implementing local action plans based on the findings from the 2013 Global Employee Engagement Survey. Aegon identified three main priorities: do more to explain the company’s business strategy to employees; strengthen employees’ focus on customers; provide additional opportunities for career development;
¿	Developing an Employer Value Proposition, which sets out the advantages of working for Aegon among prospective employees. The Employer Value Proposition will support wider efforts in new recruitment.

Market conditions

The global economy continued to recover in 2013, but growth was low in many countries, and business confidence remained depressed. Overall, world output expanded by 2.9%, the lowest annual rate of growth since the end of the previous recession in 2009. Growth is forecast to accelerate in 2014, but the global economy still faces significant downside risks.

In the United States, economic growth improved. There was further improvement in the US housing market. Unemployment decreased – though much of the decline in reported rates was attributed to people withdrawing from the labor force rather than to job creation. Cuts in government spending subdued economic growth, however.

10	Strategic information Aegon’s strategy

In Europe, growth rates continued to lag behind those of the United States and other developed economies. High rates of unemployment persisted, particularly in those countries hit hardest by the recent eurozone crisis. The German and French economies showed modest growth, while those of Spain and Italy remained in recession. Meanwhile, the UK economy showed stronger growth. In the Netherlands, the economy contracted. Many European countries continued to struggle with structural, economic and financial sector reform.

Overall growth in emerging markets was relatively strong, though at a much lower rate than in previous years. In China, the world’s second largest economy, growth slowed to 7.6%, with export markets sluggish and the Chinese economy re-focusing on internal consumption. In Central & Eastern Europe, growth rates improved, due in part to a stronger performance from the region’s main trading partners in Western Europe.

Share prices in both the United States and Europe rose to new highs on signs of renewed economic growth. The Dow Jones Industrial Average ended the year up nearly 26%; over the same period, the FTSE-100 gained almost 15%. The long-term yield on US bonds also increased significantly on expectations of tapered debt purchases by the Federal Reserve. Short-term interest rates remained at historical lows of close to zero. In the United States, the Federal Reserve began to tighten monetary policy at the end of the year in response to further significant improvement in unemployment rates. Yields on 10-year German bonds improved, due in part to increased demand from eurozone banks.

Increased financial stability in the eurozone strengthened the euro. By the end of 2013, the euro had gained just over 3.6% against the US dollar, and more than 3% against sterling. Slower economic growth brought depreciation in many emerging market currencies, including the Brazilian real, the Indian rupee and the South African rand.

Economists are optimistic about further economic growth in 2014. Nevertheless, the global economy faces considerable risks, particularly from the future direction of Federal Reserve monetary policy and the management of the US government budget. Uncertainty also persists with regard to structural economic reform in Europe, and continued weak labor markets on both sides of the Atlantic. Emerging market growth remains relatively high, but may be impacted as the global economy adjusts to historically low GDP growth rates, especially in China and India.

Long-term industry trends

The life insurance and pensions industry is in a period of significant change for several reasons. These include shifts in the global economic balance, aging populations, changing demographics, new legislation, and the increasing trend of customers who research financial services products and then purchase online.

The world’s population is growing older. By the middle of the century, the United Nations estimates that worldwide almost 1.5 billion people will be over the age of 65. More than three quarters will live in less developed economies. Rising life expectancy will increase the length of retirement. At the same time, governments are no longer able to afford generous state pensions. This means greater demand for life insurance, pensions and other long-term savings and investment products as individuals seek ways to achieve a secure financial future.

There is change in the way insurance and pension products are sold and purchased. The regulatory environment has changed significantly in many of Aegon’s markets. In the United States, for example, there has been major healthcare and financial services reform. In the United Kingdom and the Netherlands, new legislation has effectively ended commissions for brokers and other intermediaries. As a result, financial services providers like Aegon, and financial advisors and intermediaries, are seeking to interact better and more regularly with their customers to serve their broader needs. Meanwhile, new technology is increasing the ability of customers to research and buy financial products online. Emerging competition from online-only providers has begun to challenge established business models.

The economic recovery remains uncertain. Despite improvement, economic growth remains uncertain. Financial volatility has increased, and interest rates are at historical lows, which may restrict profits for insurance companies and other financial service providers. Increased volatility means customers are more aware of financial risk.

Companies are held to higher standards of corporate behavior. There is increasing pressure on companies to be responsible employers, investors and purchasers of goods and services. Many companies increasingly recognize the connection between financial performance and responsible resources management.

Annual Report on Form 20-F 2013

Solvency II and related developments

Solvency II will become operational on January 1, 2016; to ensure a smooth transition, many national prudential frameworks are undergoing adjustment. Aegon continues to remain on track with its preparations.

Aegon has allocated considerable resources to the development of its partial internal model. This model is currently in the pre-application phase with Aegon´s College of Supervisors.

Aegon aims to contribute to the resolution of any outstanding issues relating to Solvency II by active participation in discussions with several industry bodies. In particular, it provides input to measures to address long-term guarantee issues. At the request of their national supervisory authorities, a number of Aegon companies participated in the recent long-term guarantees assessment. In accordance with Solvency II requirements, Aegon has set up risk management processes and governance structures. Aegon actively manages its business in a market-consistent and risk-sensitive manner. These processes and structures include product pricing, asset and liability management, capital management, and business strategy setting. The company is also optimizing its reporting process to be aligned with the requirements to be introduced by Solvency II.

Aegon is on track with embedding Solvency II requirements into its existing business processes in a business-as-usual environment, while keeping abreast of the latest national, EU and international policy and regulatory developments relevant to insurance groups. To ensure that Aegon is not disadvantaged competitively by the implementation of Solvency II, or related wider international developments, Aegon contributes to discussions with European and International regulators and supervisors. For example, Aegon is participating in the EU-US dialogue and global initiatives by the International Association of Insurance Supervisors (IAIS) to establish a common framework for the supervision of internationally active insurance groups (ComFrame) and develop a basic international capital standard.

12	Business overview History and development of Aegon

Business overview

History and development of Aegon

Aegon N.V., domiciled in the Netherlands, is a public limited liability company organized under Dutch law. Aegon N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800s.

Aegon N.V., through its member companies that are collectively referred to as Aegon or the Aegon Group, is an international life insurance, pensions and asset management company. Aegon is headquartered in the Netherlands and employs, through its subsidiaries, nearly 27,000 people worldwide. Aegon’s common shares are listed on stock exchanges in Amsterdam (NYSE Euronext) and New York (NYSE).

Aegon N.V. is a holding company. Aegon’s businesses focus on life insurance, pensions and asset management. Aegon is also active in accident, supplemental health, and general insurance, and has some limited banking activities. The company’s operations are conducted through its operating subsidiaries.

The main operating units of Aegon are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities; Aegon International B.V., which serves as a holding company for the Aegon Group companies of all non-

European countries; and Aegon Asset Management Holding B.V., the holding company for some of its asset management entities.

Aegon operates in more than 25 countries in the Americas, Europe and Asia, and serves millions of customers. Its main markets are the United States, the Netherlands and the United Kingdom.

The company encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on helping people take responsibility for their financial future. Aegon uses a multi-brand, multichannel distribution approach to meet its customers’ needs.

Aegon has the following reportable operating segments: the Americas, which includes the United States, Canada, Brazil and Mexico; the Netherlands; the United Kingdom; and New Markets, which includes a number of countries in Central & Eastern Europe, and Asia, Spain, France, Variable Annuities Europe, and Aegon Asset Management.

Annual Report on Form 20-F 2013

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2013	2012 1)	2011 2)	2010 2)	2009 2)
Amounts based upon IFRS
Premium income	19,939	19,049	19,521	21,097	19,473
Investment income	7,909	8,413	8,167	8,762	8,681
Total revenues 3)	29,805	29,327	29,159	31,608	29,751
Income/ (loss) before tax	1,147	1,866	938	1,940	(410)
Net income/ (loss)	980	1,543	887	1,777	239

Earnings per common share
Basic	0.36	0.68	(0.05)	0.77	(0.13)
Diluted	0.36	0.68	(0.05)	0.69	(0.13)

Earnings per common share B
Basic	0.01	-	-	-	-
Diluted	0.01	-	-	-	-

[1]    As described in Note 2 of the Consolidated Financial Statements, comparative information related to previous periods was  retrospectively restated for the changes in accounting policies on IFRS 10, IFRS 11 and IAS 19.

[2]    The consolidated financial statements, comparative information related to previous periods was retrospectively restated for the changes in accounting policies on IAS 19.

[3]    Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products  and investment contracts.

Selected consolidated balance sheet information
In million EUR (except per share amount)	2013	2012 1)	2011 2)	2010 2)	2009 2)
Amounts based upon IFRS
Total assets	353,745	364,832	345,091	331,995	298,540
Insurance and investment contracts	282,107	276,358	270,679	270,693	248,903
Borrowings and trust pass-through securities 3)	12,159	13,846	10,040	8,604	7,314
Shareholders’ equity	20,059	23,449	20,036	16,806	11,812
[1]	As described in Note 2 of the Consolidated Financial Statements, comparative information related to previous periods was retrospectively restated for the changes in accounting policies on IFRS 10, IFRS 11 and IAS 19.
[2]	The consolidated financial statements, comparative information related to previous periods was retrospectively restated for the changes in accounting policies on IAS 19.
[3]	Includes subordinated borrowings and excludes bank overdrafts.

14	Business overview Selected financial data

Number of common shares
In thousands	2013	2012	2011	2010	2009
Balance at January 1	1,972,030	1,909,654	1,736,049	1,736,049	1,578,227
Share issuance	120,713	-	173,605	-	157,822
Stock dividends	38,716	62,376	-	-	-
Balance at end of period	2,131,459	1,972,030	1,909,654	1,736,049	1,736,049

Number of common shares B
In thousands	2013	2012	2011	2010	2009
Balance at January 1	-	-	-	-	-
Share issuance	579,005	-	-	-	-
Stock dividends	-	-	-	-	-
Share withdrawal	-	-	-	-	-
Balance at end of period	579,005	-	-	-	-

Dividends

Aegon declared interim and final dividends on common shares for the years 2010 through 2013 in the amounts set forth in the following table. The 2013 interim dividend amounted to EUR 0.11 per common share. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 13, 2013. At the General Meeting of Shareholders on May 21, 2014, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of

EUR 0.11 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for 2013 to EUR 0.22. Dividends in US dollars are calculated based on the foreign exchange reference rate as published each working day at 14:15 hours by the European Central Bank on the business day following the announcement of the interim dividend or on the business day following the General Meeting of Shareholders approving the relevant final dividend.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total
2009	-	-	-	-	-	-
2010	-	-	-	-	-	-
2011	-	0.10	0.10	-	0.13	0.13
2012	0.10	0.11	0.21	0.12	0.14	0.26
2013	0.11	0.112)	0.22	0.15	-	-

[1]	Paid at each shareholder’s option in cash or in stock.
[2]	Proposed.

Annual Report on Form 20-F 2013

From May 2003 to May 2013, Aegon had common shares and class A and class B preferred shares. The annual dividend on Aegon’s class A and class B preferred shares was calculated on the basis of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on NYSE Euronext Amsterdam’s first working day of the financial year to which the dividend relates. Apart from this, no other dividend was paid on the preferred shares. This resulted in a rate of 2.75% for the year 2012. Applying this rate to the weighted average paid-in capital of its preferred shares during 2012, the total amount of annual dividends Aegon made in 2013 on its preferred shares for the year 2012 was EUR 59 million. In addition, Aegon paid a 2013 interim dividend on the preferred shares of EUR 24 million, covering the period from January 1, 2013 until the cancellation of all preferred shares in May 2013.

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

As of March 3, 2014, the USD exchange rate was EUR 1 = USD 1.3763.

The high and low exchange rates for the US dollar per euro for each of the last six months through February 2014 are set forth below:

Closing rates	Sept. 2013	Oct. 2013	Nov. 2013	Dec. 2013	Jan. 2014	Feb. 2014
High (USD per EUR)	1.3537	1.3810	1.3606	1.3816	1.3682	1.3806
Low (USD per EUR)	1.3120	1.3490	1.3357	1.3552	1.3500	1.3507

The average exchange rates for the US dollar per euro for the five years ended December 31, 2013, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate 1)
2009	1.3955
2010	1.3216
2011	1.4002
2012	1.2909
2013	1.3303

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

16	Business overview Business lines

Business lines

Americas

Includes Aegon’s businesses and operating units in the United States, Canada, Brazil, and Mexico.

— Life & Protection

Products with mortality, morbidity and longevity risks, including traditional and universal life, as well as endowment, term, and whole life insurance products. Accident and health business, including supplemental health, accidental death and dismemberment insurance, critical illness, cancer treatment, credit/disability, income protection, and long-term care insurance.

— Individual Savings & Retirement

Primarily variable annuity products and retail mutual funds. Currently fixed annuities are not actively sold.

— Employer Solutions & Pensions

Includes both individual and group pensions, as well as 401(k)-type of pension plans, and stable value solutions.

The Netherlands

— Life & Savings

Products with mortality, morbidity, and longevity risks, including traditional and universal life, as well as employer, endowment, term, whole life insurance products, mortgages, saving deposits, and annuity products.

— Pensions

Individual and group pensions usually sponsored by, or obtained via, an employer.

— Non-life

General insurance, consisting mainly of automotive, liability, disability, household insurance, and fire protection.

— Distribution

Independent distribution channel, offering both life and non-life insurance solutions.

United Kingdom

— Life

Immediate annuities, individual protection products, such as term insurance, critical illness, and income protection.

— Pensions

Individual pensions, including self-invested personal pensions and income drawdown products. Group pensions, sponsored by, or obtained via, an employer. Also includes the tied-agent distribution business.

New Markets

Includes all businesses and operating units in Central & Eastern Europe, Asia, Spain and France, as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management.

— Central & Eastern Europe

Active in the Czech Republic, Hungary, Poland, Romania, Slovakia, Turkey, and Ukraine. Includes life insurance, individual and group pension products, savings and investments, as well as general insurance.

— Spain

Distribution partnerships with Spanish banks, offering life insurance, accident and health, and general insurance and investment products.

— France

Partnership with French insurer and pension specialist AG2R La Mondiale.

— Asia

Direct and affinity products are marketed in Asia through Aegon Direct & Affinity Marketing Services. Aegon offers life insurance to high-net-worth individuals via the Transamerica brand. Aegon has joint ventures in China, India, and Japan. Products include (term) life insurance in China and India, and variable annuities in Japan.

— Variable Annuities Europe

Variable annuities offered by Aegon companies operating in Europe and international/offshore bonds for the UK market.

— Aegon Asset Management

Asset management products, including equity and fixed income, covering third party clients, insurance-linked solutions, and Aegon’s own insurance companies.

Annual Report on Form 20-F 2013

Results of operations

Results 2013 worldwide

Underlying earnings geographically
Amounts in EUR millions	2013	2012	%
Net underlying earnings	1,541	1,424	8%
Tax on underlying earnings	405	427	(5%	)
Underlying earnings before tax geographically
Americas	1,369	1,366	0%
The Netherlands	355	325	9%
United Kingdom	98	110	(11%	)
New markets	236	274	(14%	)
Holding and other activities	(113)	(224)	50%
Underlying earnings before tax	1,945	1,851	5%

Net fair value items	(1,133)	(41)	-
Gains / (losses) on investments	502	407	23%
Impairment charges	(121)	(176)	31%
Other income / (charges)	(52)	(162)	68%
Run-off businesses	14	2	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,155	1,881	(39%	)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	8	15	(47%	)
Income tax	(174)	(338)	49%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(8)	(15)	47%
Net income	980	1,543	(36%	)

Commissions and expenses	5,809	5,765	1%
of which operating expenses	3,328	3,177	5%

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above as well as in note 5 of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table above. Aegon believes that its non-IFRS measure provides meaningful information about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measure presented herein. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them. Aegon believes the non-IFRS measure shown herein, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (that is, companies may use different local generally accepted accounting principles (GAAPs)), and this may make the comparability difficult from period to period.

18	Business overview Results of operations – Worldwide

New life sales
Amounts in EUR millions	2013	2012	%
Americas	464	520	(11%)
The Netherlands	206	246	(16%)
United Kingdom	1,014	936	8%
New markets	228	253	(10%)
Total life production	1,911	1,955	(2%)

Gross deposits (on and off balance)
Amounts in EUR millions	2013	2012	%
Americas	28,424	27,042	5%
The Netherlands	1,338	1,484	(10%)
United Kingdom	281	37	-
New markets	14,287	10,909	31%
Total gross deposits	44,330	39,472	12%

Worldwide revenues geographically 2013	Americas	The Nether- lands	United Kingdom	New Markets	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Amounts in EUR millions
Total life insurance gross premiums	6,187	3,515	6,537	1,349	(59)	17,529	(416)	17,112
Accident and health insurance premiums	1,787	243	-	170	-	2,200	(10)	2,190
General insurance premiums	-	487	-	194	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	(59)	20,410	(471)	19,939

Investment income	3,370	2,310	2,054	233	-	7,968	(58)	7,909
Fees and commission income	1,273	328	80	583	(238)	2,026	(76)	1,950
Other revenue	4	-	-	2	4	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	(293)	30,413	(608)	29,805

Number of employees, including agent employees	12,256	4,282	2,400	7,651	302	26,891	(3,417)	23,474

By product segment
Amounts in EUR millions	2013	2012	%
Life	1,017	1,068	(5%)
Individual Savings & Retirement	507	490	3%
Pensions	386	352	10%
Non-life	12	15	(20%)
Distribution	16	15	7%
Asset management	95	101	(6%)
Other	(111)	(224)	51%
Associates	24	34	(29%)
Underlying earnings before tax	1,945	1,851	5%

Annual Report on Form 20-F 2013

Results 2013 worldwide

Aegon’s 2013 net income amounted to EUR 849 million. Increased underlying earnings before tax of EUR 1,945 milion were impacted by a loss of EUR 1,309 million on fair value items driven by losses on the hedging programs and long-term economic assumption changes. This was partly offset by lower impairment charges and lower other charges since 2012 included a charge of EUR 265 million in relation to the acceleration of product improvements for unit-linked insurance policies.

Net income

Net income decreased to EUR 980 million compared to EUR 1,543 million in 2012. Higher underlying earnings, realized gains on investments, lower impairments and other charges were more than offset by losses from fair value items.

Underlying earnings before tax

Aegon’s underlying earnings before tax in 2013 increased 5% to EUR 1,945 million compared to EUR 1,851 million in 2012. Underlying earnings before tax rose from business growth, deleveraging, the positive effects of favorable equity markets and the net positive impact of one-time items. These positive one-time items were only partly offset by the loss of earnings due to divestments in Spain and Aegon Asset Management, and the impact of unfavorable currency exchange rates.

¿	Underlying earnings before tax in the Americas improved slightly to EUR 1,369 million. Growth in Variable Annuities and Pensions offset the impact of unfavorable currency exchange rates, lower earnings from Fixed Annuities, higher sales and employee related expenses, and additional investments in technology. At constant currencies, underlying earnings increased by 3%.
¿	In the Netherlands, underlying earnings before tax increased 9% to EUR 355 million. Higher Pension earnings, driven mostly by a benefit resulting from observed mortality of EUR 25 million and improvement in Non-life more than offset lower earnings in Life & Savings, due mostly to reduced policy charges on unit-linked products of EUR 28 million as part of the acceleration of product improvements to unit-linked insurance policies.
¿	Underlying earnings before tax in the United Kingdom amounted to EUR 98 million in 2013, a decline of 11% compared to 2012. The positive impact of higher equity markets was more than offset by adverse persistency of EUR 22 million following the implementation of the Retail Distribution Review and investment in technology.
¿	Underlying earnings before tax from New Markets declined 14% to EUR 236 million. Higher earnings in Asia and Aegon Asset Management, which benefitted from higher asset balances, were more than offset by lower earnings in Central & Eastern Europe due to the introduction of the insurance tax in Hungary and divestments in Spain and Aegon Asset Management.
¿	Total holding costs decreased 50% to EUR 113 million, mainly as a result of lower net interest costs following debt redemptions, lower operating expenses and a gain of EUR 18 million related to interest on taxes.

Fair value items

The results from fair value items amounted to a loss of EUR 1,133 million. The loss was mainly driven by equity macro hedges (EUR 590 million) and long-term economic assumption changes (EUR 405 million) in the Americas and a loss of EUR 118 million in the guarantee portfolio in the Netherlands, which mainly the result of the tightening of Aegon’s credit spread and model refinements.

In 2013, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25% and extended the uniform grading period from 5 years to 10 years. Aegon also changed its assumed returns for US separate account bond fund to 4% over the next 10 years and 6% thereafter from its previous assumptions of 4% over the next 5 years and 6% thereafter. In addition, Aegon changed its long-term equity market return assumption for the estimated gross profit in variable life and variable annuity products in the Americas from 9% to 8%. In total, these assumption changes led to a negative impact on earnings of EUR 405 million in 2013. Both the assumptions for the bond fund and that for the long-term equity market are gross assumptions from which asset management and policy fees are deducted to determine the policyholder return.

The loss on fair value hedges in the Americas was mainly driven by the loss on the equity macro hedges, which have been set up to protect Aegon’s capital position, as a result of strong US equity market performance in 2013. Aegon restructured its equity hedges as the equity collar hedge expired at the end of the year.

20	Business overview Results of operations – Worldwide

Realized gains on investments

Realized gains on investments amounted to EUR 502 million and were driven primarily by adjustments to the asset mix in the Netherlands during the second half of the year to bring it in line with the new regulatory yield curve, as well as normal trading activity.

Impairment charges

Impairment charges improved by EUR 55 million to EUR 121 million in 2013, mostly due to recoveries on investments in subprime residential mortgage-backed securities in the United States.

Other charges

Other charges amounted to EUR 52 million, which is a 68% improvement from 2012 and included a charge of EUR 192 million related to a write-off of intangibles related to the Polish pension fund business following a legislation change coming into force in January 2014. In addition, 2013 included a charge of EUR 71 million due to increased accruals in connection with Aegon’s use of the U.S. Social Security Administration’s death master-file and a EUR 25 million charge in the Netherlands following the Koersplan court verdict and restructuring charges mainly in the Americas and the United Kingdom (EUR 108 million in total). These charges were partly offset by gains from the sale of joint ventures with Unnim and CAM of EUR 102 million and EUR 74 million respectively, and gains from the recapture of certain reinsurance contracts amounting to EUR 200 million in the Americas.

Run-off businesses

The results of run-off businesses improved to EUR 14 million, mainly due to a deferred policy acquisition cost (DPAC) true-up of EUR 11 million in BOLI/COLI (bank/corporate owned life insurance).

Income tax

Income tax amounted to EUR 174 million resulting in an effective tax rate of 15%, driven mostly by the combined effects of negative fair value items taxed at nominal rates, tax credits, and tax exempt items. There was also a tax charge of EUR 50 million in the Americas related to hedging losses in 2013, and a benefit of EUR 93 million in the United Kingdom from a reduction in the corporate tax rate from 23% to 20%.

The effective tax rate on underlying earnings for 2013 was 21%

Commissions and expenses

Commissions and expenses in 2013 increased 1% compared to 2012 to EUR 5,809 million. Operating expenses increased 5% to EUR 3,328 million, driven mainly by higher sales and employee performance related expenses due to growth in the Americas, restructuring costs in the Americas and United Kingdom, and higher investments in technology to support future growth.

Production

Compared to 2012, Aegon’s total sales increased 6% to EUR 7.2 billion as higher gross deposits more than offset lower new life sales. Gross deposits increased 12% to EUR 44.3 billion, driven by variable annuities and mutual funds in the United States and Aegon Asset Management. New life sales were down 2%. Higher pension production in the United Kingdom was offset primarily by lower universal life sales in the Americas due to product withdrawals and product redesign, resulting from focus on value creation, as well as adverse currency movements.

Capital management

The 2013 gross leverage ratio, which is calculated by dividing the total gross financial leverage by the total capitalization, was 30.0%.

Aegon’s Insurance Group Directive (IGD) ratio decreased to 212%, mainly due to the impact of IAS 19 and the switch to the swap curve for regulatory solvency calculations in the Netherlands. The combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was approximately 440% of the Company Action Level (CAL) risk-based capital. The IGD ratio in the Netherlands, excluding Aegon Bank, was approximately 240%. The Pillar I ratio in the United Kingdom, including the With Profit fund, was approximately 150% at the end of 2013.

On February 10, 2014, Aegon called for the redemption of the USD 550 million in junior perpetual capital securities with a coupon of 6.875% issued in 2006. The redemption was effective March 15, 2014, when the principal amount of USD 550 million was repaid with accrued interest.

Dividends from business units

Aegon received EUR 1.5 billion of dividends from its business units during 2013, split between EUR 0.9 billion from the Americas, EUR 0.5 billion from the Netherlands and EUR 0.1 billion from Aegon Asset Management and Central & Eastern Europe. Capital contributions of EUR 0.5 billion were paid to Aegon’s operating units, including EUR 0.4 billion to the United Kingdom.

Annual Report on Form 20-F 2013

Results 2012 worldwide

Underlying earnings geographically
Amounts in EUR millions	2012	2011	%
Net underlying earnings	1,424	1,247	14%
Tax on underlying earnings	427	297	44%
Underlying earnings before tax geographically
Americas	1,366	1,286	6%
The Netherlands	325	298	9%
United Kingdom	110	14	-
New markets	274	249	10%
Holding and other activities	(224)	(303)	26%
Underlying earnings before tax	1,851	1,544	20%

Net fair value items	(41)	(416)	90%
Gains / (losses) on investments	407	446	(9%)
Impairment charges	(176)	(388)	55%
Other income / (charges)	(162)	(267)	39%
Run-off businesses	2	28	(93%)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,881	947	99%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	15	9	67%
Income tax	(338)	(60)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(15)	(9)	(67%)
Net income	1,543	887	74%

Commissions and expenses	5,765	6,250	(8%)
of which operating expenses	3,177	3,420	(7%)
New life sales
Amounts in EUR millions	2012	2011	%
Americas	520	418	24%
The Netherlands	246	254	(3%)
United Kingdom	936	852	10%
New markets	253	311	(19%)
Total life production	1,955	1,835	7%
Gross deposits (on and off balance)
Amounts in EUR millions	2012	2011	%
Americas	27,042	23,028	17%
The Netherlands	1,484	2,048	(28%)
United Kingdom	37	56	(34%)
New markets	10,909	6,556	66%
Total gross deposits	39,472	31,688	25%

22	Business overview Results of operations – Worldwide

Worldwide revenues geographically 2012 Amounts in EUR millions	Americas	The Nether- lands	United Kingdom	New Markets	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Total life insurance gross premiums	6,541	3,004	6,047	1,374	(73)	16,893	(693)	16,200
Accident and health insurance premiums	1,833	220	-	188	-	2,241	(11)	2,230
General insurance premiums	-	475	-	144	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	(73)	19,753	(704)	19,049

Investment income	3,654	2,273	2,337	319	-	8,583	(170)	8,413
Fees and commission income	1,177	329	133	524	(263)	1,900	(44)	1,856
Other revenue	5	-	-	3	5	13	(4)	9
Total revenues	13,210	6,301	8,517	2,552	(331)	30,249	(922)	29,327

Number of employees, including agent employees	11,967	4,457	2,793	7,160	473	26,850	(2,443)	24,407

By product segment
Amounts in EUR millions	2012	2011	%
Life	1,068	992	8%
Individual Savings & Retirement	490	476	3%
Pensions	352	227	55%
Non-life	15	51	(71%)
Distribution	15	-	-
Asset management	101	60	68%
Other	(224)	(303)	26%
Associates	34	41	(17%)
Underlying earnings before tax	1,851	1,544	20%

Annual Report on Form 20-F 2013

Results 2012 worldwide

Aegon’s 2012 net income of EUR 1,543 million and underlying earnings before tax of EUR 1,851 million were higher than in 2011, as a result of business growth, implemented cost reduction programs, the non-recurrence of certain charges in the United Kingdom, and favorable markets. Sales and deposits increased compared to 2011 despite repricing and product changes made to reflect the continued low interest rate environment. Growth was driven mostly by pensions, variable annuities, mortgages, and asset management. Aegon has continued to maintain a strong capital position while maintaining its commitment to delivering sustainable earnings growth with an improved risk-return profile.

Net income

Net income increased to EUR 1,543 million, driven by higher underlying earnings, more favorable results on fair value items, lower impairments, and lower other charges. These were only partly offset by higher tax charges and lower realized gains.

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 20% to EUR 1,851 million in 2012. This was the result of business growth, implemented cost reduction programs, the non-recurrence of certain charges in the United Kingdom, and favorable equity markets and currency movements.

Underlying earnings before tax from the Americas rose to EUR 1,366 million. The 6% increase compared to 2011 was mainly due to growth of the business and a strengthening of the US dollar against the euro. The positive effects of business growth and favorable equity markets were partly offset by lower fixed annuity earnings (as the product was de-emphasized) and lower Life & Protection earnings, mostly the result of the non-recurrence of favorable items in 2011, recurring charges for Corporate Center expenses implemented in 2012, higher performance-related expenses, and an increase in employee benefit expenses.

In the Netherlands, underlying earnings before tax increased to EUR 325 million. The 9% increase compared to 2011 was mainly due to cost savings, lower funding costs, and the wind up of several contracts in Pensions, partly offset by a higher claim ratio and investments in banking activities. Higher earnings in Life & Savings driven by lower funding costs on its growing mortgage portfolio more than offset lower earnings in Pensions and Non-life, mostly driven by unfavorable claim experience.

In the United Kingdom, underlying earnings before tax increased to EUR 110 million. This improvement in earnings compared to 2011 was driven by the implementation of the cost reduction program and the non-recurrence of charges and execution expenses related to a program to correct historical issues within customer policy records, partly offset by the benefit of changes to employee benefit plans recorded in 2011. Earnings were negatively impacted in 2012 by additional DPAC amortization related to adverse persistency and investments in new propositions in the pension business.

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

For the holding, underlying earnings before tax amounted to a loss before tax of EUR 224 million. This EUR 79 million improvement compared to 2011 was driven mostly by lower expenses as Aegon’s Corporate Center expenses were now being charged, in part, to operating units. These charges reflected the services and support provided to operating units by the Corporate Center and amounted to EUR 64 million in 2012. Funding costs were also lower in 2012.

Fair value items

Results from fair value items amounted to a loss of EUR 41 million. Negative results in the Americas and in the United Kingdom on hedges due to higher equity markets partly offset by positive results on the guarantee portfolio in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 407 million and were mainly the result of asset liability management and normal activity in the investment portfolio in a low interest rate environment.

24	Business overview Results of operations – Worldwide

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

Income tax

Net income contained a tax charge of EUR 338 million in 2012 (including a tax charge of EUR 15 million related to profits of joint ventures and associates), resulting in an effective tax rate of 18%. Deviation from the nominal tax rate is largely the result of tax exempt items in the United States and the Netherlands, tax credits which primarily relate to low income housing and renewable energy in the United States (EUR 69 million), benefits from a tax rate reduction in the United Kingdom (EUR 70 million), benefits from cross border intercompany reinsurance transactions (EUR 38 million), and a benefit related to the run-off of the company’s institutional spread-based activities in Ireland (EUR 51 million). These benefits were partly offset by charges for non-recognition and impairment of deferred tax assets (EUR 56 million), mainly in the United Kingdom.

Commissions and expenses

Commissions and expenses in 2012 decreased by 8% compared to 2011 to EUR 5,765 million, largely driven by lower operating expenses. Operating expenses decreased 7% compared to 2011 to EUR 3,177 million, mainly as a result of the implementation of cost savings programs in the United Kingdom, the Netherlands, and the Americas.

Production

New life sales increased in 2012 compared to 2011 in the Americas and the United Kingdom, partially offset by decreases in the Netherlands and New Markets. Gross deposits increased by 25%, driven by variable annuity, retail mutual fund, retirement plan, and asset management deposits. New premium production for accident and health insurance increased by 19% for the year, mainly driven by travel and supplemental health insurance sales in the Americas and growth in Central & Eastern Europe.

Capital management

Aegon’s core capital excluding revaluation reserves and excluding remeasurement amounted to EUR 18.5 billion, equivalent to 76.7% of the company’s total capital base, at December 31, 2012 (2011: 73.5%). This is above the company’s capital base ratio target of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 23.5 billion, mainly as a result of net income and an increase in the revaluation reserves. The revaluation reserves increased EUR 2.6 billion during the year to EUR 6.1 billion, mainly a reflection of lower interest rates and credit spreads. Shareholders’ equity per common share, excluding preference capital and revaluation reserves, amounted to EUR 8.40 at December 31, 2012 (2011: EUR 8.19).

During 2012, Aegon aimed to maintain excess capital at the holding of at least EUR 750 million. At the end of the year, excess capital in the holding amounted to EUR 2.0 billion, an increase of EUR 0.8 billion compared to year-end 2011, as dividends received from business units were only partly offset by interest payments and operational expenses.

At December 31, 2012, Aegon’s Insurance Group Directive (IGD) ratio amounted to 228%, an increase from the level of 195% at December 31, 2011. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased to approximately 495%, driven mainly by strong net income throughout the year and a capital management transaction in third quarter, offset by dividends paid to the holding company. The IGD ratio in the Netherlands increased to approximately 251%, driven mainly by a change in the yield curve to discount liabilities as prescribed by the Dutch Central Bank, offset somewhat during the year by interest rate movements. The Pillar I ratio in the United Kingdom decreased to approximately 126%.

Annual Report on Form 20-F 2013

Results 2013 Americas

	Amounts in USD millions			Amounts in EUR millions
	2013	2012	%	2013	2012	%
Net underlying earnings	1,328	1,288	3%	1,001	1,002	0%
Tax on underlying earnings	489	468	4%	368	364	1%

Underlying earnings before tax by product segment
Life & Protection	752	746	1%	567	581	(2%)
Fixed annuities	205	255	(20%)	155	198	(22%)
Variable annuities	450	359	25%	339	280	21%
Retail mutual funds	33	25	32%	25	19	32%
Individual Savings & Retirement	688	639	8%	518	497	4%
Employer Solutions & Pensions	350	319	10%	263	248	6%
Canada	18	40	(55%)	14	31	(55%)
Latin America	9	12	(25%)	7	9	(22%)
Underlying earnings before tax	1,817	1,756	3%	1,369	1,366	0%

Net fair value items	(1,288)	(98)	-	(971)	(76)	-
Gains / (losses) on investments	149	225	(34%)	112	175	(36%)
Impairment charges	(56)	(151)	63%	(42)	(117)	64%
Other income / (charges)	95	(37)	-	72	(28)	-
Run-off businesses	18	4	-	14	2	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	734	1,699	(57%)	553	1,322	(58%)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	4	0%	3	3	0%
Income tax	(142)	(342)	58%	(107)	(266)	60%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(4)	0%	(3)	(3)	0%
Net income	592	1,357	(56%)	446	1,056	(58%)

Life insurance gross premiums	8,212	8,405	(2%)	6,187	6,541	(5%)
Accident and health insurance premiums	2,372	2,356	1%	1,787	1,833	(3%)
Total gross premiums	10,584	10,761	(2%)	7,975	8,374	(5%)

Investment income	4,473	4,694	(5%)	3,370	3,654	(8%)
Fees and commission income	1,689	1,512	12%	1,273	1,177	8%
Other revenues	6	6	0%	4	5	(20%)
Total revenues	16,752	16,973	(1%)	12,622	13,210	(4%)

Commissions and expenses	4,332	4,276	1%	3,264	3,329	(2%)
of which operating expenses	1,985	1,823	9%	1,496	1,420	5%

	Amounts in USD millions			Amounts in EUR millions
New life sales	2013	2012	%	2013	2012	%
Life & Protection	505	563	(10%)	380	438	(13%)
Canada	68	60	13%	51	47	9%
Latin America	42	45	(7%)	32	35	(9%)
Total recurring plus 1/10 single	615	668	(8%)	464	520	(11%)

26	Business overview Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
	2013	2012	%	2013	2012	%
New premium production accident and health insurance	902	905	0%	680	705	(4%)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2013	2012	%	2013	2012	%
Life & Protection	11	12	(8%)	8	9	(11%)
Fixed annuities	552	371	49%	416	289	44%
Variable annuities	8,496	5,350	59%	6,402	4,163	54%
Retail mutual funds	4,301	3,437	25%	3,241	2,675	21%
Individual Savings & Retirement	13,349	9,158	46%	10,058	7,127	41%
Employer Solutions & Pensions	24,222	25,383	(5%)	18,251	19,755	(8%)
Canada	125	177	(29%)	94	138	(32%)
Latin America	18	17	6%	14	13	8%
Total gross deposits	37,725	34,747	9%	28,424	27,042	5%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2013	2012	December 31, 2013	December 31, 2012
USD			1.3272	1.2849	1.3780	1.3184
CAD			1.3674	1.2839	1.4641	1.3127

Annual Report on Form 20-F 2013

Results 2013 Americas

Net income of USD 592 million for the year 2013 was negatively impacted by long-term economic assumption changes and losses on equity macro hedges, which have been put in place to protect Aegon’s capital position. Underlying earnings before tax increased to USD 1,817 million in 2013, mainly driven by higher earnings from variable annuities and pensions. New life sales decreased, primarily due to focus on profitability of universal life products, while gross deposits increased.

Net income

Net income for the Americas decreased to USD 592 million in 2013. Higher underlying earnings, other income as well as lower impairments were more than offset by the increase of the loss on fair value items. Results on fair value items amounted to a loss of USD 1,288 million, which were primarily the result of long-term economic assumption changes of USD 514 million and the loss on equity hedges of USD 804 million, which was primarily caused by rising equity markets. Realized gains on investments amounted to USD 148 million, while impairment charges improved to USD 56 million. Other income was USD 95 million, mainly related to gains of USD 265 million on the recapture of certain reinsurance contracts being partly offset by increased accruals of USD 94 million in connection with the company’s use of the U.S. Social Security Administration’s death master-file and restructuring charges of USD 48 million.

Underlying earnings before tax

2013 underlying earnings before tax increased 3% to USD 1,817 million as higher earnings in variable annuities and pensions from business growth and favorable equity markets more than offset lower earnings in fixed annuities.

¿	Life & Protection underlying earnings before tax increased 1% to USD 752 million, as growth of the business was partially offset by the negative impact of lower reinvestment rates due to the low interest rate environment.
¿	Underlying earnings before tax from Individual Savings & Retirement increased 8% to USD 688 million, as higher earnings from variable annuities and mutual funds more than offset lower earnings from fixed annuities. Earnings from variable annuities were up 25% to USD 450 million, primarily driven by higher net inflows and favorable equity markets. Earnings from mutual funds increased 32% to USD 33 million, resulting from growth of the business and favorable markets.
¿	Employer Solutions & Pensions underlying earnings before tax increased 10% to USD 350 million in 2013, which was primarily the result of strong net pension inflows and favorable equity markets.
¿	Underlying earnings before tax from Canada decreased to USD 18 million, primarily as a result of actuarial assumption changes and model refinements. In Latin America underlying earnings before tax were down to USD 6 million.

Commissions and expenses

Commissions and expenses increased by 1% to USD 4,332 million in 2013 compared to 2012. Operating expenses increased by 9%, to USD 1,985 million, primarily the result of higher sales and employee performance related expenses, investments to expand Aegon’s digital capabilities and restructuring costs.

Production

New life sales decreased 8% to USD 615 million in 2013, as lower universal life sales due to product withdrawals and product redesign were only partly offset by higher sales of term life products. New premium production for accident & health insurance was stable compared to 2012 and amounted to USD 902 million. This was the result of strong sales of the Medicare part D prescription plan product, which was introduced in 2012, being offset by the loss of two distribution partners for travel insurance and the termination of certain affinity marketing partnerships.

Gross deposits increased 9% to USD 37.7 billion in 2013. Gross deposits in variable annuities, retail mutual funds and retirement plans were all higher than in 2012. Variable annuities gross deposits were up 59% to USD 8.5 billion in 2013, which was primarily driven by Aegon’s continued focus on key distribution partners. The increase in retirement plan deposits was driven by plan takeover deposits and focusing on retirement readiness by growing customer participation and contributions.

28	Business overview Results of operations – Americas

Results 2012 Americas

	Amounts in USD millions		Amounts in EUR millions
	2012	2011	%		2012	2011	%
Net underlying earnings	1,288	1,342	(4%	)	1,002	965	4%
Tax on underlying earnings	468	446	5%		364	321	13%

Underlying earnings before tax by product segment
Life & Protection	746	791	(6%	)	581	569	2%
Fixed annuities	255	287	(11%	)	198	206	(4%	)
Variable annuities	359	360	0%		280	260	8%
Retail mutual funds	25	23	9%		19	16	19%
Individual Savings & Retirement	639	670	(5%	)	497	482	3%
Employer Solutions & Pensions	319	278	15%		248	200	24%
Canada	40	48	(17%	)	31	35	(11%	)
Latin America	12	1	-		9	-	-
Underlying earnings before tax	1,756	1,788	(2%	)	1,366	1,286	6%

Net fair value items	(98)	(663)	85%		(76)	(477)	84%
Gains / (losses) on investments	225	166	36%		175	119	47%
Impairment charges	(151)	(349)	57%		(117)	(250)	53%
Other income / (charges)	(37)	(49)	24%		(28)	(35)	20%
Run-off businesses	4	41	90%		2	28	(93%	)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,699	934	82%		1,322	671	97%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	1	-		3	1	-
Income tax	(342)	(27)	-		(266)	(20)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(1)	-		(3)	(1)	-
Net income	1,357	907	50%		1,056	651	62%

Life insurance gross premiums	8,405	8,350	1%		6,541	6,004	9%
Accident and health insurance premiums	2,356	2,326	1%		1,833	1,672	10%
Total gross premiums	10,761	10,676	1%		8,374	7,676	9%

Investment income	4,694	4,959	(5%	)	3,654	3,565	2%
Fees and commission income	1,512	1,066	42%		1,177	766	54%
Other revenues	6	2	-		5	1	-
Total revenues	16,973	16,703	2%		13,210	12,008	10%

Commissions and expenses	4,276	4,922	(13%	)	3,329	3,540	(6%	)
of which operating expenses	1,823	1,931	(6%	)	1,420	1,389	2%

Annual Report on Form 20-F 2013

	Amounts in USD millions				Amounts in EUR millions
New life sales	2012	2011	%		2012	2011	%
Life & Protection	563	466	21%		438	334	31%
Canada	60	65	(8%	)	47	47	-
Latin America	45	51	(12%	)	35	37	(5%	)
Total recurring plus 1/10 single	668	582	15%		520	418	24%

	Amounts in USD millions				Amounts in EUR millions
	2012	2011	%		2012	2011	%
New premium production accident and health insurance	905	812	11%		705	584	21%

	Amounts in USD millions				Amounts in EUR millions
Gross deposits (on and off balance)	2012	2011	%		2012	2011	%
Life & Protection	12	12	-		9	9	-
Fixed annuities	371	313	19%		289	225	28%
Variable annuities	5,350	5,314	1%		4,163	3,821	9%
Retail mutual funds	3,437	2,785	23%		2,675	2,002	34%
Individual Savings & Retirement	9,158	8,412	9%		7,127	6,048	18%
Employer Solutions & Pensions	25,383	23,266	9%		19,755	16,727	18%
Canada	177	335	(47%	)	138	241	(43%	)
Latin America	17	4	-		13	3	-
Total gross deposits	34,747	32,029	8%		27,042	23,028	17%

			Weighted average rate			Closing rate as of
Exchange rates						December	December
Per 1 EUR			2012		2011	31, 2012	31, 2011
USD			1.2849		1.3909	1.3184	1.2982
CAD			1.2839		1.3744	1.3127	1.3218

30	Business overview Results of operations – Americas

Results 2012 Americas

Aegon’s businesses in the Americas1 continued to perform well in 2012. Sales of life, accident and health insurance all increased over 2011 on expanded distribution capabilities. Variable annuity, pension and retail mutual fund balances increased while fixed annuity balances continued to decline, a direct result of Aegon’s efforts to grow its fee-based earnings.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 1,357 million in 2012. Better results from fair value items, lower impairments and higher realized gains on investments more than offset lower underlying earnings, lower earnings from run-off businesses and higher taxes.

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

Underlying earnings before tax

Underlying earnings before tax from the Americas amounted to USD 1,756 million in 2012, a decrease of 2% compared to 2011. The positive effect of business growth and favorable equity markets was offset by lower Life & Protection earnings mostly the result of the non-recurrence of favorable items in 2011, recurring charges for Corporate Center expenses and higher employee benefit expenses.

¿	Life & Protection underlying earnings before tax decreased by 6% to USD 746 million, mostly the result of the non-recurrence of favorable items in 2011.
¿	Underlying earnings before tax from Individual Savings & Retirement decreased by 5% to USD 639 million in 2012 driven mostly by lower fixed annuity earnings due to declining account balances as the product is de-emphasized. Earnings from variable annuities were down slightly to USD 359 million as the benefit of higher account balances was offset mainly by the negative effect of policyholder assumption changes of USD 55 million. Earnings from retail mutual funds increased slightly to USD 25 million.
¿	Employer Solutions & Pensions underlying earnings before tax increased by 15% to USD 319 million in 2012 driven mostly by growing retirement plan account balances.
¿	Underlying earnings before tax from Canada decreased to USD 40 million in 2012. In Latin America underlying earnings before tax increased to USD 12 million driven by improvements in both Brazil and Mexico.

Commissions and expenses

Commissions and expenses decreased by 13% to

EUR 4,276 million in 2012, mainly due to lower amortization of deferred policy acquisition costs. Operating expenses decreased by 6% to USD 1,823 million, as cost savings and lower expenses related to the divestment of the life reinsurance business were only partly offset by higher performance related employee expenses, an increase in employee benefit expenses and costs to support growth.

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

1	As of the first quarter of 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the ‘New Markets’ segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the ‘Americas’ segment. The 2011 and 2010 figures have been revised to reflect this change.

Annual Report on Form 20-F 2013

Overview of Americas

Aegon Americas comprises Aegon USA, Aegon Canada and the operations in Brazil and Mexico.

Aegon USA

Aegon USA is one of the leading life1 insurance organizations in the United States and the largest of Aegon’s operating units. Aegon USA administers millions of policies and employs approximately 11,000 people. Many of the Aegon USA companies operate under the Transamerica brand, one of the best known names2 in the United States insurance business. Aegon USA companies have existed since the mid-19th century. Aegon USA’s main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland, with affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, Aegon USA provides a wide range of life insurance, pensions, long-term savings and investment products.

Like other Aegon companies, Aegon USA uses a variety of distribution channels to help customers access its products as best suits their needs. Aegon USA has long-standing relations with banks across the United States, and also distributes products and services through agents, broker-dealers, Registered Representatives, the Internet, and direct and worksite marketing.

Aegon Canada

Based in Toronto, Aegon Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada and Canadian Premier Life subsidiaries. At December 31, 2013, Aegon Canada had approximately 657 employees.

Aegon Brazil

In 2009, Aegon acquired a 50% interest in Mongeral Aegon Seguros e Previdência S.A., Brazil’s sixth largest independent (i.e. non-bank affiliated) life insurer. At December 31, 2013, Aegon Brazil had approximately 444 employees.

Aegon Mexico

In 2006, Aegon acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. At December 31, 2013, Aegon Mexico had approximately 84 employees. In December 2013, Aegon entered into a joint venture with Adminstradora Akaan S.A. de C.V. to create Akaan-Aegon S.A.P.I. de C.V. to explore financial service opportunities. This organization will initially focus on third party asset management.

Organizational structure

Aegon USA

Aegon USA was founded in 1989 when Aegon brought all of its operating companies in the United States under a single financial services holding company, AEGON USA, LLC. Business is conducted through its subsidiaries. The use of the term “Aegon USA” throughout this document refers to the operating subsidiaries in the United States, through which Aegon USA conducts business. Aegon USA has operating licenses in every US state, as well as the District of Columbia, Puerto Rico, the Virgin Islands, and Guam.

Aegon USA’s primary insurance subsidiaries are:

¿	Transamerica Life Insurance Company;
¿	Transamerica Financial Life Insurance Company;
¿	Transamerica Advisors Life Insurance Company;
¿	Transamerica Advisors Life Insurance Company of New York;
¿	Monumental Life Insurance Company;
¿	Stonebridge Life Insurance Company;
¿	Stonebridge Casualty Insurance Company;
¿	Western Reserve Life Assurance Co. of Ohio.

Aegon’s subsidiary companies in the United States contain three divisions acting through one or more of the Aegon USA life insurance companies:

¿	Life & Protection;
¿	Individual Savings & Retirement;
¿	Employer Solutions & Pensions.

These divisions, described in further detail below, represent groups of products that are sold through Aegon USA’s operating companies through distribution methods and sales channels. The business structure is designed to enable Aegon USA to manage and improve the efficiency of the organization and operating processes, identify business synergies, and pursue cross-selling opportunities. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of the Aegon USA licensed insurance or brokerage subsidiary companies.

1	Source: LIMRA.
2	Source: Brand Power Analysis.

32	Business overview Results of operations – Americas

Overview of sales and distribution channels

Aegon USA

Aegon USA uses a variety of sales and distribution channels in the United States. These include:

¿	Independent and career agents;
¿	Registered Representatives;
¿	Independent marketing organizations;
¿	Banks;
¿	Regional and independent broker-dealers;
¿	Benefit consulting firms;
¿	Wirehouses;
¿	Affinity groups;
¿	Institutional partners;
¿	Third party administrators.

In addition, Aegon USA provides a range of products and services online, and uses direct and worksite marketing. Generally, Aegon USA companies are focused on particular products or market segments, ranging from lower income to high-net-worth individuals, and from small to large corporations.

Aegon Canada

Transamerica Life Canada (TLC) provides life insurance products to Canadian consumers. By working through a variety of distribution channels, TLC has acquired a national network of thousands of independent advisors. These advisors provide middle market Canadians with individual life insurance and protection products. Canadian Premier offers simplified life, group creditor and accident and sickness coverage. Distribution channels include:

¿	Independent and career agents;
¿	Independent managing general agencies;
¿	Agencies owned by Transamerica Life Canada;
¿	Bank-owned national broker-dealers and mutual fund dealers;
¿	Bank and credit union affinity partners.

Overview of business lines

Aegon USA

Life & Protection

Life & Protection (L&P), the largest of the three divisions, serves customers in a broad range of market segments. Consumers may choose to purchase directly or through career (or independent) agents, the worksite, or sponsored (or affinity) groups. L&P offers a comprehensive portfolio of protection solutions.

Products

Products offered include whole life, universal life, variable universal life, indexed universal life and term life insurance, and supplemental health, specialty insurance, and long-term care protection.

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

Whole life insurance

Whole (or permanent) life insurance provides life-long death benefit protection as long as required premiums are paid, while accumulating tabular cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Other life insurance

Life products also include life insurance sold as part of defined benefit pension plans, single premium products, and additional optional benefits.

Supplemental health and specialty insurance

Supplemental health insurance products are sold primarily through affinity markets and include accidental death, other injury, critical illness, hospital indemnity, Medicare supplement, retiree medical and student health. Specialty lines include travel, membership and creditor (installment, mortgage or guaranteed auto protection) products.

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

Sales and distribution

The L&P division is organized by distribution channel, with a shared services support platform. Each channel focuses on a specific type of distribution method and target market. The L&P distribution channels include affinity markets, agency group, brokerage, worksite, and broker-dealer.

Affinity markets

The Affinity Markets group markets directly to consumers through either broad market or affinity relationships, including associations, employers, financial institutions, retailers, and other sponsor groups. Life, supplemental health, and specialty accident and membership products are offered through a variety

Annual Report on Form 20-F 2013

of direct response marketing channels, including mail, phone, digital, direct response TV, and point-of-sale.

Agency

Transamerica Agency Group includes Transamerica Agency Network (comprising Independent Group and Transamerica Agency Network), Career Agency, Transamerica Senior Markets, Edgewood Financial Network and several independent marketing organizations. This group provides life insurance and supplemental health insurance products, as well as marketing services to closely-tied distribution groups serving the middle income and small business markets.

Brokerage

Transamerica Brokerage offers life and long-term care insurance products and services through independent brokerage distributors and financial institutions to high-net-worth, affluent, emerging affluent and middle income individuals, families and businesses. These products are designed for family protection, business needs, and estate and legacy planning.

Worksite

Transamerica Employee Benefits (TEB) offers life and supplemental health insurance products through employers, labor unions and trade associations. TEB’s comprehensive portfolio includes universal life, whole life and term life insurance, as well as accident, critical illness, cancer, hospital indemnity, medical expense indemnity, short-term disability, and dental policies. Some of these products provide insureds with lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and coinsurance amounts not covered by other health insurance. In addition, TEB offers stop loss insurance to employers to protect against catastrophic losses under self-funded health plans.

Broker-dealer

Transamerica Financial Advisors, Inc. (TFA) is a full service, Financial Industry Regulatory Authority (FINRA) registered independent broker-dealer and Securities and Exchange Commission (SEC) Registered Investment Adviser with approximately 5,000 Registered Representatives. TFA helps clients create, grow and protect wealth through a range of financial products and services.

Individual Savings & Retirement

Through its insurance companies, broker-dealers and investment advisors, Aegon USA offers a wide range of savings and retirement products and services, including mutual funds and variable and fixed annuities. The Individual Savings & Retirement (IS&R) division administers and distributes these products through a variety of channels, including wirehouse firms, banks, regional broker dealers, independent financial planners, and direct to consumer.

Products

Aegon USA’s fee-based business comprises asset management and insurance products that generate fee income by providing investment management, administrative or risk transfer services. Generally, fee income is sensitive to withdrawals and equity market movements.

Aegon USA’s operations provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts, and asset allocation services.

The operations in the United States provide the fund managers with oversight for the Transamerica mutual funds. Aegon USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on a number of qualitative and quantitative factors.

Mutual funds

Transamerica is a sub-advised or “manager of managers” fund platform. Fund managers can include those affiliated with Transamerica. Aegon USA earns investment management fees on investment products managed by unaffiliated sub-advisors and also earns direct investment management fees through affiliated managers acting as sub-advisors.

Variable annuities

Variable annuities are sold to individuals and retirement plans in the United States. Variable annuities allow policyholders to accumulate assets for retirement on a tax-deferred basis, and to participate in equity or bond market performance. Variable annuities allow policyholders to select payout options designed to help meet the policyholders need for income upon maturity, including lump sum payment, or income for a fixed period or life. Variable annuities have a maturity date at which benefits must be used or the contract surrendered. Commonly this date corresponds to the annuitant’s age, with a maximum age of 99 years.

Premiums paid on variable annuity contracts are invested in underlying funds chosen by the policyholder, including bond and equity funds, and types of asset-allocation funds. A fixed interest account is available on most products and the underlying funds are selected by a policyholder, within certain boundaries, based on the policyholder’s preferred level of risk. The assets and liabilities related to this product are legally segregated in separate accounts of the insurance company for the benefit of variable annuity policyholders. These separate accounts are classified as investments for the account of policyholders on Aegon’s statement of financial position. Variable annuity contracts contain riders, such as guaranteed minimum death, maturity, withdrawal, accumulation or income benefits.

The account value of variable annuities reflects the performance of the underlying funds. Aegon USA earns mortality and expense

34	Business overview Results of operations – Americas

charges as well as various types of rider fees for providing guarantees and benefits. Generally, surrender charges are not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty remains. Collected surrender charges are typically used to recoup unamortized deferred acquisition costs.

A guaranteed minimum withdrawal benefit is offered on some variable annuity products Aegon USA has either issued or assumed from a ceding company. This benefit guarantees a policyholder may withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable annuity contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, upon the death of the insured the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature, which has not been offered on new business since 2003, provides for minimum payments if the policyholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the policyholder, less any withdrawals, and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

These guaranteed benefits subject the company to interest rate risk and market risk. Poor market performance may cause the guaranteed benefits to exceed the policyholder account value.

Aegon USA addresses equity market, interest rate and market volatility risks through product design, including robust analysis of the underlying funds allowed within a product, and by using hedging strategies. Variable annuity products also contain policyholder behavior risk, mortality risk, and in the case of income riders, longevity risks, which are handled similarly to those in fixed annuities.

Fixed annuities

Fixed annuities include deferred annuities, fixed index annuities, and immediate annuities. These product lines have been de-emphasized due to the low interest rate environment. A fixed annuity exposes Aegon to interest rate risk and behavior and mortality risk. The insurer’s interest rate risk may be mitigated through product design, close asset liability management and hedging, although the effects of policyholder behavior cannot be fully mitigated. Immediate annuities have lower behavior risks than deferred annuities, but contain interest rate risk, and longevity risk if annuity payments are life contingent.

Income from fixed annuities is generated by spread on investment earnings over the credited rate, policy fees if applicable, and surrender charges. Fees and surrender charges are not a large source of revenue on fixed annuities.

An immediate annuity is purchased with a single lump sum premium payment, and the benefit payments generally begin within a year of purchase. The benefit payment period may be for a fixed period or as long as the beneficiary is alive, or a combination of the two. Some immediate annuities and payout options under deferred annuities may also offer the owner or beneficiaries the option to surrender the annuity to have access to the account value if needed for unexpected events.

The policyholder may surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed annuities have a specified crediting rate that may be reset periodically at the company’s discretion after an initial guarantee period. Fixed annuity contracts in the United States also offer guaranteed minimum surrender values and payout options. Fixed annuities have a maturity date at which benefits must be used or the contract surrendered. Commonly this date corresponds to the annuitant’s age, up to a maximum of 95 years. Upon maturity of the annuity, the policyholder’s payout options include a lump sum payment, income for life, or payment for a specified period of time.

Minimum interest rate guarantees exist in all generations of fixed annuity products, as they are required by state non-forfeiture regulations. The average minimum interest rate guarantees of the in-force fixed annuity block is approximately 2.65%. The average current credited rate of the in-force fixed annuity block is approximately 3.25%. Equity indexed annuities offer additional returns that are index-linked to published stock market indices and proprietary indices, with a minimum cash value equal to a percentage of the premium increased at a minimum fixed or variable rate. Equity indexed annuities make up a small fraction of the in-force business. Certain fixed annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders may surrender their contracts without incurring any surrender charges.

Sales and distribution

Aegon USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc. (TCI), the underwriting and wholesaling broker-dealer, distributes variable annuities and mutual funds through major wirehouse firms, regional broker-dealers, and a large bank network. TCI serves these distribution channels through affiliated and external wholesalers.

From late 2009, Aegon USA reduced its sales of fixed annuities in response to lower market interest rates and lower investment returns. Similar market conditions continue to restrict sales of fixed annuities and, as a result, Aegon USA has de-emphasized their sale.

Annual Report on Form 20-F 2013

TFA provides a range of financial and investment products, operating as a retail broker-dealer registered with the FINRA and an investment adviser registered with the SEC. Products offered by TFA include mutual funds, variable life insurance, variable annuities and other securities.

Employer Solutions & Pensions

Aegon USA offers retirement plans, pension plans, and pension-related products and services, as well as step-by-step guidance to people who are transitioning to, or living in, retirement related to five key areas, - lifestyle, investments, health care, protection and income.

Aegon USA covers a range of different retirement plans, including:

¿	401(k) - a type of deferred compensation plan sponsored by a corporation (including subchapter S), self-employed individual, sole proprietorship, partnership or non-profit organization;
¿	403(b) - a type of deferred compensation plan for certain employees of tax-exempt organizations and certain minister;
¿	457(b) - a type of deferred compensation plan sponsored by governmental and certain non-governmental employers in the United States;
¿	Deferred compensation plan - a plan or agreement that defers the payment of a portion of the employee’s compensation to a future date and which may also include a contribution made by the employer for the employee’s benefit;
¿	Defined benefit - a pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age;
¿	Defined contribution - a plan in which the contributions made to the plan by the employee and/or employer are allocated to the employee’s individual account under the plan. Examples of defined contribution plans include 401(k) plans, 403(b) plans, 457(b) plans, money purchase plans and profit-sharing plans;
¿	Profit-sharing - a type of defined contribution plan in which the employer may make a contribution, on behalf of the plan participants, to the plan each year, either out of the company’s profits or otherwise.

Products

Retirement plans

As of January 2013, Diversified Retirement Corporation, Transamerica Retirement Services, and Transamerica Retirement Management were rebranded Transamerica Retirement Solutions.

Transamerica Retirement Solutions is a leading provider of retirement plans in both the institutional market (mid- to large-sized organizations) and the emerging market (small U.S. employers).

In the institutional market, Transamerica Retirement Solutions offers a wide array of investment options designed to create a fully customized investment line-up for clients, and a personalized retirement funding strategy for their retirement plan participants. Transamerica Retirement Solutions’ open architecture investment platform provides access to a broad range of investment options, including institutional and retail mutual funds, registered or non-registered variable annuities, and a collective investment trust. The investment options offered in each plan are selected by the client or the client’s financial adviser.

In the emerging market, Transamerica Retirement Solutions offers fully bundled and partially bundled retirement plan solutions to small and mid-sized employers. These plans are predominantly supported by a group variable annuity product, where plan assets are invested primarily in separate account investment choices, including bond and equity investment choices, and cash equivalent choices. A fixed account cash vehicle may also be available on most plans. The investment choices are selected by the client or by the client’s financial adviser.

Single premium group annuities

Single premium group annuities (Terminal Funding) is a non-participating group annuity product. This product is commonly used for an insurance company takeover of a terminating defined benefit pension plan. The company receives a single deposit from the contract holder and in return guarantees the payment of benefits to participants. Usually these annuity payments are paid monthly for the life of the participant or participant and spouse, commencing immediately for retired participants or at some date in the future for deferred participants.

Transamerica Stable Value Solutions (SVS) provides synthetic guaranteed investment contracts (GICs) in the United States, primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. SVS provides a synthetic GIC ‘wrapper’ around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants, and provides book value benefit-responsiveness.

Sales and distribution

Transamerica Retirement Solutions provides a comprehensive and customized approach to retirement plan management for mid- to large-sized defined contribution, defined benefit and non-qualified deferred compensation retirement plans. Transamerica Retirement Solutions’ institutional market clients are generally organizations with 250 to 100,000 employees and between USD 15 million and USD 2 billion in retirement assets.

36	Business overview Results of operations – Americas

Transamerica Retirement Solutions’ retirement plan products and services are distributed through intermediaries such as retirement plan advisors, benefit consultants, and financial planners. Transamerica Retirement Solutions works closely with strategic alliance relationships and more broadly with many broker-dealers.

Transamerica Retirement Solutions also offers single premium group annuities in the United States, which are used by companies to decrease the liability of their defined benefit plans. The market is growing in this segment as more employers look to reduce the cost and complexity of their pension liabilities, often driven by widespread economic and sector restructuring.

For those individual plan participants who are in transition due to a lay-off, job change or planned retirement, Transamerica Retirement Solutions provides personal retirement services by telephone through a team of experienced registered representatives and investment advisors. In addition, Transamerica Retirement Solutions provides pre-retirees guidance and decision support to transition to and through retirement. Transamerica Retirement Solutions offers a variety of solutions, including Individual Retirement Accounts (IRAs), advisory services, annuities and access to other insurance related products and resources. Each “plan for retirement” can be tailored to the goals and needs of the individual.

Latin America

Aegon’s business in Latin America comprises a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer, and a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. Mongeral Aegon’s insurance activities include pension product distribution, individual and group life insurance products, and administrative services. Seguros Argos’s primary product is a twenty-year term life insurance product. Both insurance companies distribute their products in the worksite market. In December 2013, Aegon became a 50% owner of a joint venture with Adminstradora Akaan S.A. de C.V. to create Akaan-Aegon S.A.P.I. de C.V. to explore financial service opportunities. This organization will initially focus on third party asset management.

Run-off businesses

Institutional spread-based business

This business was put into run-off during 2009. The primary products included guaranteed investment contracts (GICs), funding agreements (FAs), and medium term notes (MTNs).

Guaranteed investment contracts and funding agreements

Guaranteed investment contracts (GICs) were generally issued to tax qualified plans, while FAs and MTNs were typically issued to non-tax qualified institutional investors.

GICs and FAs are spread-based products issued on a fixed-rate or floating-rate basis. They provide the customer a guarantee of principal and a specified rate of return. Some spread products were issued by pledging, selling with the intent to repurchase, or lending investment securities that serve as collateral to these products. Practically all of the liabilities represented by the fixed-rate contracts were effectively converted to a floating-rate via swap agreements, and contracts issued in foreign currencies were converted at issuance to US dollars through swap agreements to eliminate currency risk. Usually, credited interest on floating-rate contracts resets on a monthly basis to various market indices. The term of the contract may be fixed, generally from six months to ten years, or have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a published index designated in the contract. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate.

Medium-term notes

Aegon USA utilized consolidated special purpose entities to issue MTNs that are backed by FAs. The proceeds of each note series were used to purchase an FA from an Aegon insurance company, which was used to secure that particular series of notes. The payment terms of any particular series substantially matched the payment terms of the FA that secured that series.

Payout annuities

Payout annuities are a form of immediate annuity. Aegon USA no longer issues these contracts, but continues to administer the closed block of business. These contracts were typically purchased as a result of a lawsuit or claim, with the injured party receiving special tax treatment. Rather than paying the injured party a lump sum, the payments were structured as a lifetime annuity with mortality risk, a period certain annuity, or a combination of both.

Bank- and corporate-owned life insurance

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

Annual Report on Form 20-F 2013

with the exception of select blocks of business. The retained businesses comprise mainly variable annuity guarantee business.

Competition

Competitors of Aegon Americas’ companies include other large and highly-rated insurance carriers, as well as certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds. Aegon USA leverages long-term relationships with many institutions to offer them product lines such as variable annuities, life insurance, mutual funds, and 401(k) products.

In the United States, the Life & Protection division faces competition from a variety of carriers. Leading competitors include AIG, Genworth, John Hancock, Lincoln National, MetLife, and USAA. In Canada, the primary competitors are Industrial-Alliance, Manulife Financial, Power Corporation (comprising Canada Life, Great West Life, London Life,), and Sun Life Financial. The result is a highly competitive marketplace and increasing commoditization in many product categories.

Aegon USA markets variable universal life, mutual funds, and variable annuities to middle-income clients with equity investment objectives. Variable annuity sales are often driven by the competitiveness of the living benefits offered by competitors, with most product development focusing on guaranteed lifetime withdrawal benefits, which guarantee lifetime withdrawals of a certain amount under certain conditions. There is continued interest, and strong competition among providers, in guaranteed lifetime withdrawal products. Aegon USA competes in the variable annuity marketplace. It maintains an effective wholesaling force, and focuses on strategic business relationships and products with competitive features, benefits and pricing. Aegon USA’s primary competitors in the variable annuity market are Jackson National, Lincoln National, MetLife, Nationwide, and Prudential.

The top five competitors in the mutual fund market are American Funds, Fidelity, Franklin Templeton, PIMCO, and T. Rowe Price.

The retirement plan market continues to evolve rapidly and is facing growing regulatory compliance pressures, continuing demand for technological innovation, pricing pressures, and provider consolidation. Aegon USA’s ability to achieve greater economies of scale in operations will be assisted by continued growth in key market segments, technology improvements, and process management efficiency.

In the defined contribution market, Aegon USA’s main competitors are Fidelity, Mass Mutual, New York Life, Principal Financial, Schwab, T. Rowe Price, and Vanguard. Aegon USA’s main competitors in the defined benefit segment are Mass Mutual, New York Life, Principal Financial, and Prudential. In the emerging market segment and the multiple employer plan segment, Aegon USA’s main competitors are American Funds, Fidelity, ING, John Hancock, and Principal Financial. In the single premium group annuity market, Aegon USA’s main competitors are John Hancock, Mass Mutual, MetLife, Mutual of Omaha, and Prudential.

Aegon USA has been a leading issuer of synthetic GICs1.

Regulation and supervision

Aegon USA

The Aegon USA insurance companies are subject to regulation and supervision in the states and jurisdictions in which they transact business, maintain offices or otherwise have a business presence. Regulators in each of those states and jurisdictions have broad powers to grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution, fines, sanctions or other monetary penalties for failure to comply with applicable regulations. The international businesses of Aegon USA are governed by the laws and regulations of the countries in which they transact business, maintain offices or otherwise have a business presence.

Insurance companies are subject to a mandatory audit every three to five years by their domestic state insurance departments, and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, on a targeted, random or cyclical basis. Some state Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales, marketing and operational practices. Aegon USA continues to focus on these compliance issues, and costs may increase as a result of these regulatory activities.

State insurance regulators have risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC). The RBC Model Act (Model Act) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels, which are defined

1	Source: Reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products as of the first three quarters of 2013.

38	Business overview Results of operations – Americas

in terms of its risk-based capital. The adjusted capital levels of the Aegon USA insurance companies currently exceed all of the regulatory action levels as defined by the Model Act. Any modification of these adjusted capital levels by the regulators or rating agency capital models may impact Aegon USA. Previously, states adopted conservative reserving requirements for term and universal life products. These continue to cause capital strain for the life insurance industry and, in volatile market conditions, funding for these reserves is challenging.

The NAIC amended its Model Holding Company Act and Regulation to enhance disclosure to regulators about risk exposure to insurers from within their holding company system, for adoption by jurisdictions from 2012. Existing insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States already impose various limitations on investments in affiliates, and require prior approval of the payment of dividends above certain threshold levels by the licensed insurer to Aegon or its affiliates. In response to international developments, the NAIC also passed a new Own Risk and Solvency Protection Model Act and Guidance Manual, to come into effect in 2015. The NAIC passed a revised Model Standard Valuation Law (SVL) and Valuation Manual, which together established Principles-Based Reserving (PBR) in 2012. Seven states, none in Aegon USA’s domestic jurisdictions, passed the SVL in 2013. As adoption by a super-majority of states is required for PBR to be effective in any state, the effective date of PBR is expected to be 2016 or later. The NAIC will continue to consider changes to corporate governance and insurers’ use of captives through 2014. The impact of changes to the use of captives on the company cannot be predicted at this time. Proposals have included abolishing the use of captives or significantly restricting their use.

Although historically the federal government of the United States has not regulated the insurance business, many federal laws impact the insurance business in a variety of ways. US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure, as well as the security of customer information, including obligations in the event of data security breaches. Congress is considering proposals intended to assist in combating cyberthreats. Proposals designed to assist the federal government in combating cyberthreats could impose additional obligations on companies to provide information relative to the effort. At this time, it is uncertain what impact, if any, these proposals may have on insurers.

In addition to the US Congress, non-traditional insurance regulators are increasingly involved in insurance matters traditionally reserved for State regulation; for example, the Federal Reserve Board, the Federal Insurance Office (FIO), the Securities & Exchange Commission and others have recently considered the regulation of captive reinsurance transactions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), enacted in 2010, established the Federal Insurance Office. While the FIO has no direct regulatory authority over US insurers, it does have certain authority to represent the US government in establishing international regulatory standards for insurers, and to represent the US insurance industry in international matters. The FIO is also authorized to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry of the US financial system. On December 12, 2013, the FIO submitted to Congress and released to the public a report on how to modernize and improve the system of insurance regulation in the United States. The report details strengths and weaknesses of the current US insurance regulatory system and outlines near-term reforms for states to undertake regarding capital adequacy, safety and soundness, reform of insurer resolution practices, and marketplace regulation. The report also outlines areas for federal involvement in insurance regulation, including pursuing national uniform treatment for reinsurers, adopting national standards for agent licensing and other provisions of The National Association of Registered Agents and Brokers Reform Act of 2013, and studying the use of personal information for insurance pricing and coverage purposes. The FIO is expected to continue to monitor state insurance activities, coordinate policy, and engage in other actions as necessary to pursue the recommendations made in its report. .

The Dodd-Frank Act has entrusted to the Board of Governors of the Federal Reserve Board (the “Federal Reserve”) a significant regulatory role with respect to life insurers which are either designated as systemically significant or have a bank within the group. Finally, the International Association of Insurance Supervisors (IAIS), which includes the Federal Reserve, FIO and representatives of state regulators, is developing international capital and supervisory standards for internationally active life insurance groups, such as Aegon. It is still to be determined the extent to which these developments or the activities of the FIO and the Federal Reserve will impact Aegon USA and the regulation of insurance in the United States, or life insurers in the United States or internationally.

The Dodd-Frank Act also established the Consumer Financial Protection Bureau, which has the authority to regulate the marketing practices of credit insurance and other financial products sold through banks. The Federal Reserve Board has also established certain disclosures relating to credit insurance sold in connection with a bank loan.

Federal laws and the rules of the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do Not Call Registry. Additionally, proposals to place restrictions on direct mail are considered from time to time by the US Congress and states.

Annual Report on Form 20-F 2013

These restrictions adversely impact the telemarketing efforts of Aegon USA, and new proposals, if enacted, will likely impact direct mail efforts. Proposed Federal Reserve Board disclosures regarding credit insurance provided in connection with a loan, if enacted as proposed, would adversely impact the market for credit insurance.

Many supplemental health insurance products offered by the Aegon USA companies, such as Medigap, are subject to both federal and state regulation as health insurance. The Patient Protection and Affordable Care Act (PPACA), enacted in 2011, significantly changes the regulation of health insurance and delivery of health care in the United States, including in certain respects, the regulation and delivery of supplemental health insurance products. Individual states are required to establish health care exchanges for the purchase of health care insurance by individuals. The extent to which employers may discontinue their provision of supplemental health insurance products to retired employees and the extent to which supplemental health insurance products may be sold through state exchanges may significantly impact Aegon USA’s supplemental health products business.

Additionally, certain policies and contracts offered by Aegon USA insurance companies are subject to regulation under the federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the insurance companies’ variable life insurance and variable annuity operations, and occasionally makes requests for information from these insurers in connection with examinations of affiliate and third party broker-dealers, investment advisors and investment companies. The SEC and other governmental regulatory authorities, including state securities administrators, may institute administrative or judicial proceedings that may result in censure, fines, issuance of cease-and-desist orders, or other sanctions against insurance companies or their distributors. Sales of variable insurance and annuity products are regulated by the SEC and the FINRA. The SEC, the FINRA and other regulators have from time to time investigated certain sales practices involving variable annuities and transactions in which an existing variable annuity is replaced by, or exchanged for, another annuity. Certain separate accounts of Aegon USA insurers are registered as investment companies under the Investment Company Act of 1940, as amended (the Investment Company Act). Separate account interests under certain annuity contracts and insurance policies issued by the insurance companies are also registered under the Securities Act of 1933, as amended (the Securities Act). Aegon USA insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

Some of the Aegon USA companies are registered as broker-dealers with the SEC under the Securities Exchange Act of

1934, as amended (the Securities Exchange Act) and are regulated by the FINRA. A number of Aegon USA companies are also registered as investment advisors under the Investment Advisers Act of 1940. In accordance with Dodd-Frank Act requirements, the SEC studied and recommended a harmonized standard of care for broker-dealers, investment advisors and persons associated with these firms who provide personalized investment advice. The SEC has solicited comments on the costs and benefits of regulations to establish a harmonized standard of care; however, it has not set a date for proposal of those regulations. Legislation has been proposed in prior congresses that would establish a self-regulatory organization for the examination of investment advisors; however, no action was taken on the legislation. Finally, the SEC and Congress are considering changes to the regulation of money market funds. The impact of any future legislation regulations regarding investment advisors, money market funds, or other investment products cannot be predicted at this time.

The financial services industry, which includes businesses engaged in issuing, administering, and selling fixed and variable insurance products, mutual funds, and other securities, and also includes broker-dealers, continues to be under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, suitability of sales (especially to seniors), selling practices, unclaimed property reporting, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. Aegon USA companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain Aegon USA companies’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. Aegon USA companies continue to cooperate with these regulatory agencies. In certain instances, Aegon USA companies modified business practices in response to those inquiries or findings. Certain Aegon USA companies have paid, or been informed that the regulators may seek, restitution, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on Aegon USA’s financial position, net income or cash flow. Over the years, there has been an increase in litigation across the industry, new legislation, regulations, and regulatory initiatives aimed at curbing alleged improper annuity sales to seniors. As many of the estimated 78 million baby boomers are reaching the age of 60, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. Management expects any significant marketplace volatility to drive further regulation and litigation, which could increase costs and limit Aegon USA’s ability to operate.

40	Business overview Results of operations – Americas

Some Aegon USA companies offer products and services to individual retirement accounts (IRAs), pension and welfare benefit plans that are subject to the federal Employment Retirement Income Security Act (ERISA). ERISA is administered by the US Department of Labor (DOL) and Internal Revenue Service (IRS). Accordingly, the DOL and IRS have jurisdiction to regulate the products and services sold by these Aegon USA businesses. The DOL has issued regulations defining the nature of fees to be paid for investment advice in these plans, as well as requiring increased fee disclosure from defined contribution plan service providers and to plan participants. The DOL has indicated that it will re-propose regulations regarding the scope of an “investment advice fiduciary” in IRAs and defined contribution plans, as well as further define the nature of a plan sponsor’s obligations regarding certain plan participants’ investment options selected through a plan’s brokerage window. Implementation of these and other regulations in the manner proposed could increase the cost and administrative burdens of the Aegon USA companies.

Finally, both the US Treasury Department and the DOL have published, in final and proposed forms, respectively, guidance to facilitate the offering of guaranteed lifetime income products (for example annuities), both as an investment option in a retirement savings plan or as a distribution from that plan. US federal legislation has also been proposed that is designed to increase savings in employer retirement plans and to facilitate managing those retirement savings as income in retirement through annuities. The likelihood of passage of these legislative proposals or finalization of the regulatory guidance cannot be predicted at this time. However, the proposed legislation and guidance, if enacted and finalized as proposed, would increase the awareness of the benefits of annuitization and/or would significantly reduce the administrative burden of offering annuities within a retirement savings plan or as a distribution option from the plan.

In an attempt to increase the number of workers covered by a retirement savings plan, California has enacted legislation that would permit non-governmental workers to join the state government workers’ retirement plan or a similar governmental plan. Certain steps must be taken, however, before the legislation can be implemented. Several other states are considering similar legislation. The opening of state retirement plans to non-governmental workers could impact the products and services sold by some Aegon USA companies to private employers in those states.

Although the insurance business is regulated at State level, the US federal tax treatment of life insurance, pension and annuity products is governed by the US federal tax code. Proposals to remove or decrease the value of these tax incentives for these products – both in and of themselves and relative to other investment vehicles – have been debated periodically in the US Congress and also have been proposed in the Executive

Administration’s annual budget for the US federal government. Executive Administration budget proposals must be enacted by Congress before they become law. The risk of tax law changes is heightened when additional revenue is sought to reduce the federal deficit. In addition, tax reform initiatives of the type currently being considered by congressional committees further increase the risk of changes to the tax incentives for short- and long-term savings products, to the tax treatment of derivatives used by life insurers to hedge product-related liabilities, and perhaps even to the taxation of life insurers. These changes, if enacted, would directly impact the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial and retirement security.

Moreover, legislative proposals which impose restrictions on executive compensation, or restrict employment-based savings plans or the tax benefits related thereto, could adversely impact the sale of life insurance products used in funding those plans and their attractiveness relative to other non-insurance products. Regulations announced under the Dodd-Frank Act that limit investment by banks in certain financial services products or increase the cost of issuing certain life insurance products would adversely impact the sale of life insurance products. In particular, the market for stable value products sold to defined contribution plans, as well as other insurance products, would be adversely affected if it was decided that these products should be regulated as derivatives. Finally, proposed legislation that would limit the ability of an insurer to access the US Social Security Death Master File records would adversely impact the efficient administration of its life insurance policies. The likelihood of enactment of any such legislation cannot be predicted at this time.

There have also been occasional legislative proposals in the US Congress that target foreign-owned companies, such as a proposal containing a corporate residency provision that would redefine some historically foreign-based companies as US corporations for US tax purposes.

Many details of the Dodd-Frank Act were left to study or regulation; therefore, the impact of the Dodd-Frank Act on Aegon USA, or the life insurance market in general, cannot be fully determined until the regulations implementing the Dodd-Frank Act are promulagated and the studies completed. For example, the Dodd-Frank Act established the Federal Stabilization Oversight Council (‘FSOC’), responsible for identifying ‘systemically significant’ companies which are to be subject to additional oversight and heightened and other prudential standards imposed by the Federal Reserve Board. While Aegon USA has not to date been identified by FSOC as systemically significant, the likelihood of future identification of Aegon USA as systemically significant and/or the impact of any designation of other insurers as systemically significant on the competitive position of Aegon USA cannot be predicted at this time.

Annual Report on Form 20-F 2013

Aegon USA companies administer and provide both asset management services and products used to fund defined contribution plans, individual retirement accounts, 529 plans and other savings vehicles. Changes to defined benefit plans by sponsors in reaction to the financial economic environment and the enactment of funding relief provisions may impact the services Aegon USA companies provide to these plans. In addition, legislative and regulatory proposals are considered from time to time which relate to the disclosure and nature of fees paid by defined contribution plan sponsors and their participants. Other proposals that may be considered relate to the nature of education, advice or other services Aegon USA companies provide to defined contribution plan sponsors and their participants. Finally, as noted above, proposals to change the structure, or remove or decrease the US federal tax preferences of pension and annuity products, either as part of tax reform or pursuant to deficit reduction, would directly impact the cost and competitiveness of pension and annuity products and pension services sold to ensure Americans’ financial and retirement security. Aegon USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

Any proposals that seek to either restrict fees and services to, or investment advice in, employer plans, or change the manner in which Aegon USA companies may charge for such services in a way that is inconsistent with business practices, will adversely impact the Aegon USA companies that provide administration and investment services and products to employment based plans.

The Patient Protection and Affordable Care Act does not directly impact the business of life insurance. It is uncertain whether any of the new regulations to implement this law, anticipated over the next several years, will impact the nature or distribution of any of Aegon USA’s supplemental products.

The American Taxpayer Relief Act (ATRA), enacted in January 2013, made permanent, with some modifications, many of the tax cuts enacted in 2001 and 2003 during the Bush administration. The ATRA provisions that are most significant for the Aegon USA companies’ business include those: (a) on the estate tax (setting the unified estate and gift tax exemption threshold at USD 5 million (adjusted for inflation after 2011), and the maximum tax rate at 40%); (b) on Roth conversions (permitting participants in qualified retirement savings plans to convert otherwise non-distributable 401(k) plan balances to a Roth account if the plan so provides); and (c) increasing the top individual income tax rates to 39.6% and capital gains rates to 20%. Other provisions of ATRA, such as the phase-out of personal exemptions and limitations on itemized deductions, as well as the new 3.8% tax on net investment income (enacted by the Patient Protection and Affordable Care Act and first effective in 2013), will further increase the marginal income tax rate of certain high income households. Making the estate tax permanent will facilitate estate planning for Americans. The extent to which the other tax law changes impact the purchase of life insurance and annuity products, as well as the participation of individuals in qualified retirement savings plans, is as yet uncertain.

Aegon Canada

Transamerica Life Canada (TLC) and Canadian Premier Life (CPL) are organized and regulated pursuant to the federal Insurance Companies Act (Canada). The primary regulator is the Office of the Superintendent of Financial Institutions. In addition, TLC and CPL are subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces and three territories in which it carries on business. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include granting and revoking licenses to conduct business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments, and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial/territorial levels. It is also governed by policy statements and guidelines established by the Canadian Life & Health Insurance Association.

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

42	Business overview Results of operations – Americas

computer simulations, which model assets and liabilities under projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these simulations, an investment portfolio is constructed to best match the cash flow and interest sensitivity of the underlying liabilities while trying to maximize the spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for four critical risk measures (capital charges, cash flows, present value of profits, and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side, Aegon USA has some offsetting risks, whereby some liabilities perform better in rising interest rate environments while others tend to perform well in falling interest rate environments. The amount of offset may vary depending on the absolute level of interest rates and the magnitude and timing of interest rate changes, but it generally provides some level of diversification. On the asset side, hedging instruments are continuously studied to determine whether their cost is commensurate to the risk reduction they offer.

Reinsurance ceded

Aegon USA reinsures part of its life insurance exposure with third party reinsurers under both quota share (traditional indemnity) reinsurance treaties, and excess-of-loss contracts. Aegon USA’s reinsurance strategy is consistent with typical industry practice.

Ceding reinsurance does not remove Aegon’s liability as the primary insurer. Aegon could incur losses should reinsurance companies not be able to meet their obligations. To minimize its exposure to the risk of such defaults, the creditworthiness of Aegon’s reinsurers is monitored regularly.

Aegon USA

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

Aegon USA reinsures part of its life insurance exposure with third-party reinsurers under quota share (traditional indemnity) reinsurance treaties, and excess-of-loss contracts. Aegon USA’s reinsurance strategy is consistent with typical industry practice.

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

Annual Report on Form 20-F 2013

Results 2013 the Netherlands

Amounts in EUR millions	2013	2012	%
Net underlying earnings	274	260	5%
Tax on underlying earnings	81	65	25%
Underlying earnings before tax by product segment
Life & Savings	243	267	(9%)
Pensions	111	67	66%
Non-life	(20)	(27)	26%
Distribution	18	16	13%
Share in underlying earnings before tax of associates	2	2	0%
Underlying earnings before tax	355	325	9%

Net fair value items	(65)	71	-
Gains / (losses) on investments	342	138	148%
Impairment charges	(32)	(29)	(10%)
Other income / (charges)	(36)	(279)	87%
Income before tax	564	226	150%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	(3)	-
Income tax	(141)	2	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	3	-
Net income	424	228	86%

Life insurance gross premiums	3,515	3,004	17%
Accident and health insurance premiums	243	220	10%
General insurance premiums	487	475	3%
Total gross premiums	4,245	3,699	15%

Investment income	2,310	2,273	2%
Fees and commission income	328	329	0%
Total revenues	6,883	6,301	9%

Commissions and expenses	997	1,036	(4%)
of which operating expenses	732	746	(2%)

New life sales
Amounts in EUR millions	2013	2012	%
Life & Savings	40	46	(13%)
Pensions	166	200	(17%)
Total recurring plus 1/10 single	206	246	(16%)

Amounts in EUR million	2013	2012	%
New premium production accident and health insurance	24	21	11%
New premium production general insurance	26	30	(13%)

Gross deposits (on and off balance)	2013	2012	%
Life & Savings	1,338	1,484	(10%)
Total gross deposits	1,338	1,484	(10%)

44	Business overview Results of operations – the Netherlands

Results 2013 the Netherlands1

2013 net income increased to EUR 424 million compared to 2012 due to higher realized gains on investments and higher underlying earnings before tax which is partly offset by a loss on fair value items (compared to a gain in 2012). The increase in underlying earnings before tax was mostly driven by Pensions earnings and lower operating expenses following implemented cost reduction initiatives.

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 424 million. Realized gains on investments totaled EUR 342 million and were primarily the result of adjustments to the asset mix to bring it in line with the new regulatory yield curve and selective de-risking activities. Results on fair value items amounted to a loss of EUR 65 million, which was primarily driven by adverse real estate revaluations of EUR 74 million and a loss in the guarantee portfolio of EUR 118 million. This loss in the guarantee portfolio was mainly the result of the tightening of Aegon’s credit spread and model refinements. 2013 impairment charges amounted to EUR 32 million and other charges were EUR 36 million, which mainly included charges of EUR 25 million related to Koersplan (compared to a charge of EUR 265 million related to the acceleration of product improvements for unit-linked insurance products in 2012).

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased 9% to EUR 355 million compared to 2012 as higher earnings in Pensions more than offset lower earnings in Life & Savings.

¿	Earnings from Life & Savings declined 9% to EUR 243 million compared to 2012 and was impacted by EUR 28 million from reduced policy charges on unit-linked products, as part of the acceleration of product improvements for unit-linked insurance policies.
¿	Earnings from Pensions increased 66% to EUR 111 million compared to 2012, mainly driven by a benefit resulting from observed mortality of EUR 25 million and higher income on mortgage loan investments allocated to the investment portfolio of the Pension business.
¿	Non-life earnings improved to a loss of EUR 20 million in 2013. Higher investment income and lower claims on disability products more than compensated for lower profitability of the general insurance business. Distribution recorded a profit of EUR 18 million, up 13% from 2012. This was primarily driven by a continued focus on cost control.

Commissions and expenses

Commissions and expenses decreased by 4% in 2013 compared to 2012. Operating expenses decreased by 2% compared to 2012, to EUR 732 million, as realized cost savings and lower employee benefit expenses offset investments in the business.

Production

Total new life sales decreased 16% in 2013 to EUR 206 million. Individual life sales declined 13% to EUR 40 million in 2013, as the ongoing shift to banksparen products more than offset higher term life sales related to new mortgage production. Pensions sales declined 17% compared to 2012 as signing multiple new contracts was more than offset by the non-recurrence of a very large transaction in 2012. Production of mortgage loans in 2013 amounted to EUR 3.2 billion, up EUR 2.7 billion from 2012.

Premium production for accident & health amounted to EUR 24 million up from EUR 21 million in 2012. General insurance production declined 13% to EUR 26 million. Production was negatively impacted by the focus on profitable business.

Gross deposits decreased to EUR 1.3 billion, as a higher production of banksparen products was more than offset by a decline in traditional savings deposits.

1	Throughout this report, Aegon the Netherlands refers to all Aegon companies operating in the Netherlands.

Annual Report on Form 20-F 2013

Results 2012 the Netherlands

Amounts in EUR millions	2012	2011	%
Net underlying earnings	260	238	9%
Tax on underlying earnings	65	60	8%
Underlying earnings before tax by product segment
Life & Savings	267	185	44%
Pensions	67	98	(32%)
Non-life	(27)	6	-
Distribution	16	8	100%
Share in underlying earnings before tax of associates	2	1	100%
Underlying earnings before tax	325	298	9%

Net fair value items	71	156	(54%)
Gains / (losses) on investments	138	269	(49%)
Impairment charges	(29)	(15)	(93%)
Other income / (charges)	(279)	(164)	(70%)
Income before tax	226	544	(58%)

Income tax	2	(125)	-
Net income	228	419	(46%)

Life insurance gross premiums	3,004	3,213	(7%)
Accident and health insurance premiums	220	216	2%
General insurance premiums	475	452	5%
Total gross premiums	3,699	3,881	(5%)

Investment income	2,273	2,192	4%
Fees and commission income	329	329	-
Total revenues	6,301	6,402	(2%)

Commissions and expenses	1,036	1,122	(8%)
of which operating expenses	746	823	(9%)

New life sales
Amounts in EUR millions	2012	2011	%
Life & Savings	46	81	(43%)
Pensions	200	173	16%
Total recurring plus 1/10 single	246	254	(3%)

Amounts in EUR million	2012	2011	%
New premium production accident and health insurance	21	27	(22%)
New premium production general insurance	30	27	11%

Gross deposits (on and off balance)	2012	2011	%
Life & Savings	1,484	1,968	(25%)
Pensions	-	80	-
Total gross deposits	1,484	2,048	(28%)

46	Business overview Results of operations – the Netherlands

Results 2012 the Netherlands

Higher underlying earnings before tax in the Netherlands were driven by improved Life & Savings earnings and lower operating expenses following implemented cost reduction initiatives in 2011. Aegon’s business in the Netherlands realized EUR 89 million of the targeted EUR 100 million reduction in operating expenses. Net income was impacted by a one-off charge of EUR 265 million related to the acceleration of product improvement for unit-linked insurance products.

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 228 million and included a charge of EUR 265 million before tax related to the acceleration of product improvements for unit-linked insurance products. Realized gains on investments totaled EUR 138 million for the year and were mainly the result of asset liability management related trading activity and selective de-risking. Results on fair value items amounted to a gain of EUR 71 million and impairments amounted to EUR 29 million.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased 9% in 2012 to EUR 325 million as higher earnings in Life & Savings more than offset lower earnings in Pension and Non-life. Recurring charges for Corporate Center expenses amounted to EUR 16 million.

¿	Underlying earnings before tax from Aegon’s Life & Savings operations in the Netherlands increased to EUR 267 million, up 44% compared to 2011. This increase was driven by cost savings, a higher contribution from Aegon’s growing mortgage portfolio on lower funding costs, the non-recurrence of certain expenses and a benefit in the fourth quarter resulting from updated mortality tables of EUR 24 million.
¿	Underlying earnings before tax from the Pension business declined to EUR 67 million as the benefit of cost savings and the wind up of several contracts were more than offset by lower interest income, the non-recurrence of a employee benefit release in 2011 and a charge in 2012 of EUR 17 million resulting from updated mortality tables.
¿	Non-life recorded an underlying loss before tax of EUR 27 million in 2012 as a result of adverse claim experience on disability and general insurance products. Losses on these products led to the implementation of actions to improve future results with disability insurance products already showing improvements in 2012.
¿	In 2012, the distribution businesses recorded underlying earnings before tax of EUR 16 million, an improvement compared to 2011 due to cost savings and lower amortization of value of business acquired following an impairment in 2011.

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

Commissions and expenses

Commissions and expenses decreased by 8% in 2012 compared to 2011 driven by lower operating expenses. Operating expenses decreased by 9%, to EUR 746 million, as realized cost savings and the non-recurrence of restructuring charges offset investments in new distribution capabilities and recurring charges for Corporate Center expenses.

Aegon was on track to reduce operating expenses by EUR 100 million in comparison to the cost base for 2010, of which the majority was in 2012. Over the years, Aegon has implemented cost savings of EUR 89 million.

Annual Report on Form 20-F 2013

Overview of the Netherlands

Aegon has operated in the Netherlands for more than 150 years, and is today known as Aegon the Netherlands, one of the country’s leading1 providers of life insurance and pensions, with approximately 4,300 employees. Aegon the Netherlands is headquartered in The Hague, has offices in Leeuwarden and Groningen, and owns the Unirobe Meeùs Group, one of the largest2 intermediaries in the Netherlands.

Organizational structure

Aegon the Netherlands operates through a number of brands, including TKP Pensioen, Optas and Unirobe Meeùs. Aegon itself is one of the most widely recognized brands in the Dutch financial services sector3.

Aegon the Netherlands’ primary subsidiaries are:

¿	Aegon Bank N.V.

¿	Aegon Levensverzekering N.V.

¿	Aegon Schadeverzekering N.V.

¿	Aegon Spaarkas N.V.

¿	Optas Pensioenen N.V.

¿	Aegon Hypotheken B.V.

¿	TKP Pensioen B.V.

¿	Unirobe Meeùs Groep B.V.

¿	Aegon PPI B.V.

Aegon the Netherlands has four lines of business:

¿	Life & Saving;

¿	Pensions;

¿	Non-life;

¿	Distribution.

Overview of sales and distribution channels

Aegon the Netherlands sells through several channels. The Pensions business line includes Sales and account management, which serves large corporations and financial institutions such as company and industry pension funds. In general all business lines use the intermediary channel, which focuses on independent agents and retail sales organizations in the Netherlands. Aegon Bank uses the direct channel, primarily for savings, and Aegon Schadeverzekering has strategic partnerships for the sale of its products and uses an online channel. Aegon the Netherlands launched online bank Knab in 2012 and online insurer Kroodle in 2013, in line with its drive to embrace technology to meet the evolving needs of its customers. Furthermore, Aegon the Netherlands has made significant investments in the direct online channel, which is starting to generate results.

1	Source: DNB/CVS Reports 2012.
2	Source: AM 2012 Jaarboek, published by Assurantie Magazine.
3	Source: Tracking Report Motivaction+.

Overview of business lines

Life & Savings

Aegon the Netherlands provides a range of individual savings products, mortgage loans and life insurance and personal protection products and services, including traditional, universal and term life. Based on underlying earnings before tax, Life & Savings is Aegon the Netherlands’ largest line of business.

Products

Endowment insurance

Endowment insurance includes several products that accumulate a cash value. Premiums are paid at inception or over the term of the contract.

Accumulation products pay benefits on the policy maturity date, subject to survival of the insured. Most policies also pay death benefits should the insured die during the term of the contract. Death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

There are various profit-sharing arrangements. Bonuses are either paid in cash (usually for a pension, as described later) or used to increase the sum insured. A common form of profit sharing is to set bonus levels by reference to external indices that are based on pre-defined portfolios of Dutch government bonds. The bonds included in the portfolios have differing remaining maturities and interest rates. Together they are considered an approximation of the long-term rate of return on Dutch high-quality financial investments.

48	Business overview Results of operations – the Netherlands

Term and whole life insurance

Term life insurance pays out death benefits should the insured die during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of when this occurs. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted at the request of the policyholder. Term life insurance policies do not include profit-sharing arrangements. Part of the whole life insurance portfolio has profit-sharing features, which are based on external indices or the return of related assets.

Annuity insurance

Annuity insurance includes products in the accumulation phase and products in the payout phase. Payout commences at a date determined in the policy and usually continues until death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3%, or 4% and prior to 1999 of 4%. Interest rebates are given on both single and regular premium annuity insurance, and may be based on a portfolio of Dutch government bonds, although other calculation benchmarks may also be applied. There are also profit-sharing schemes set by reference to external indices that are based on pre-defined portfolios of Dutch government bonds.

Variable unit-linked products

These products have a minimum benefit guarantee, except for premiums invested in equity funds. The initial guarantee period is ten years.

Tontine plans

Tontine plans are unit-linked contracts with a specific bonus structure. At the end of the year in which the insured dies, the policy balance is distributed to the surviving policyholders who belong to the same tontine series, rather than to the policyholder’s estate. Should the policyholder die before the policy matures, a death benefit is paid to the dependants. Tontine policyholders may invest premiums in a number of Aegon funds. Aegon the Netherlands manages but no longer sells tontine plans.

Mortgage loans

Since 2013, Aegon the Netherlands has offered annuity and linear residential mortgage loans, either individually or in combination. Previously the business also offered interest-only, unit-linked and savings mortgage loans.

Savings accounts

Aegon the Netherlands offers flexible savings accounts with cash withdrawal with limited restrictions, and deposit accounts with a predetermined maturity.

Investment contracts

Investment contracts are investment products that offer index-linked returns and generate fee income from the performance of the investments.

Long-term deposits (“Banksparen”)

Banksparen is a saving product for which amounts are deposited in a “locked” bank account exempt from capital gains tax. The amount saved is available for specific purposes after a certain time period.

Knab

Aegon the Netherlands launched online bank Knab in 2012. The platform provides customers with insights into their financial future and uses a fee-based model to empower informed decision making by customers. A product of collaboration with customers, experts and critics, Knab is designed to meet contemporary customer needs.

Kroodle

In the first quarter of 2013, Aegon the Netherlands launched Kroodle, one of the world’s first insurance companies to operate primarily through Facebook allowing customers in the Netherlands to purchase insurance and manage their accounts through their Facebook profile.

Sales and distribution

Aegon the Netherland’s life and savings products are sold through Aegon’s intermediary and direct channels.

Pensions

The Pensions business provides a variety of full service pension products to pension funds and companies.

Products

Aegon the Netherlands provides full-service pension solutions and administration-only services to company and industry pension funds and large companies. The full-service pension products for account of policyholders are separate account group contracts with and without guarantees.

Annual Report on Form 20-F 2013

Separate account group contracts are large group contracts that have an individually determined asset investment underlying the pension contract. A guarantee usually consists of profit sharing, and is the highest of either the market interest rate or the contractual interest rate, 3% or 4%. If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against future surpluses. In general, the guarantee is dependent on the life of the insured so that their pension benefit is guaranteed. Large group contracts also receive part of the technical results for mortality risk and disability risk. The contract period is typically five years and the tariffs, cost loadings and risk premiums are generally fixed over this period.

Separate account guaranteed group contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with Aegon the Netherlands. Non-guaranteed separate account group contracts provide little guarantee on the benefits. Aegon the Netherlands may not renew a contract at the end of a contract period.

Aegon offers all customers a defined benefit product with guaranteed benefits. The expected profit is paid to the customer upfront, with the premium adjusted for anticipated investment returns. Customers may contribute funds for future pension increases to a separate account. Aegon the Netherlands also offers defined contribution products with single and recurring premiums to all customers. Profit sharing is based on investment returns on specified funds, and all positive and negative risks, such as investment risk and longevity risk, are attributed to the employees.

A decrease in the number of company and industry pension funds in the Netherlands will continue over the next few years. By law, the assets and liabilities of a terminated pension fund must be transferred to another pension provider. Aegon the Netherlands offers a pension fund buy-out product for its terminating pension funds, for which it takes on the guaranteed or non-guaranteed liabilities, with or without annual pension increases, and receives a lump-sum premium. All risks related to the transferred benefits are carried by Aegon the Netherlands.

Sales and distribution

Most of Aegon the Netherlands’ pensions are sold through Sales and account management and Aegon’s intermediary channel. Customers include individuals, company and industry pension funds, and small, medium and large corporations. Aegon the Netherlands is one of the country’s leading providers of pensions1.

For the majority of company and industry customers, Aegon the Netherlands provides a full range of pension products and services. In addition, TKP Pensioen specializes in pension administration for company and industry pension funds and provides defined contribution plans to corporate and institutional clients, Aegon PPI offers defined contribution plans for small and medium companies.

Non-life

The Non-life business consists of general insurance and accident and health insurance.

Products

General insurance

Aegon the Netherlands offers general insurance products in the corporate and retail markets. These include house, inventory, car, fire and travel insurance.

Accident and health insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover sick leave payments to employees not covered by social security and for which the employer bears the risk.

Sales and distribution

Aegon the Netherlands offers non-life insurance products primarily through the Aegon intermediary channel, and through the direct channel Aegon Online and strategic partnerships, such as with local retailer Kruidvat. Aegon also uses the co-assurance market for the corporate sector, and Sales and account management provides products for larger corporations in the Netherlands.

Distribution

Unirobe Meeùs Group is the main distribution channel owned by Aegon the Netherlands, through which it offers financial advice to its customers, including the sale of insurance, pensions, mortgage loans, financing, savings and investment products.

1	Source: DNB/CVS Reports 2012.

50	Business overview Results of operations – the Netherlands

Competition

Aegon the Netherlands faces strong competition in all of its markets from insurers, banks and investment management companies. The main competitors are ING Group, Eureko (Achmea), ASR, SNS Reaal (including Zwitserleven) and Delta Lloyd/OHRA. This market is, however, subject to quickly changing market dynamics, including the growing use of online channels and a slowly changing pensions landscape (PPI).

Aegon the Netherlands has been a key player in the total life market for many years and is ranked second based on gross premium income in 2012, after ING. The life insurance market in the Netherlands comprises pensions and life insurance. The top six companies by gross premium income accounted for approximately 90% of the total premium income in 20121. Based on gross premium income in 20121, Aegon the Netherlands ranks first in the pension market and sixth in the individual life insurance market. Aegon the Netherlands is one of the smaller players in the non-life market. Aegon the Netherlands’ non-life market share is around 4%1, measured in premium income.

In the mortgage loans market, Aegon the Netherlands’ market share is growing and the company now holds a market share of approximately 9,1% based on new sales2. Rabobank, ING and ABN AMRO are the largest mortgage loan providers in this market.

Aegon the Netherlands holds approximately 1.3%3 of Dutch households savings and is small in comparison to banks Rabobank, ING, ABN AMRO and SNS Bank.

In recent years, several changes in regulations have limited opportunities in the Dutch insurance market, notably in the life insurance market where the tax deductibility of certain products has been reduced, such as for company savings plans. Furthermore, low economic growth and financial market volatility has made customers more reluctant to commit to long-term contracts. These changes have increased competition, resulting in a greater focus on competitive pricing, improved customer service and retention, and product innovation. Since 2011, Aegon the Netherlands has accelerated its response through organizational restructuring accompanied by significant cost savings.

In the pension market, funds face pressure on their coverage ratios, and increased regulatory and governance requirements. In response, pension funds are seeking to reduce risk exposure by insuring the whole or part of a fund. This is an opportunity for pension providers.

The PPI market is to grow significantly due to the shift from defined benefit plans to defined contribution plans, and demand for transparent and cost efficient pension products. As a result, significant economies of scale will be required to service this market effectively and the number of providers is expected to shrink within a few years. Aegon the Netherlands has identified this market as an opportunity for growth and plans to invest in building a leadership position.

Regulation and supervision

Two bodies are responsible for the supervision of financial institutions in the Netherlands:

¿	De Nederlandsche Bank (the Dutch Central Bank) or DNB;
¿	Autoriteit Financiële Markten (the Dutch Authority for the Financial Markets) or the AFM.

DNB is responsible for safeguarding financial stability, and supervising financial institutions and the financial sector. Regulations for the supervision of financial institutions are referred to as the “Wet op het financieel toezicht” (or Financial Supervision Act). This law, which applies equally to banking and insurance operations, introduced greater consistency to requirements and supervision.

The AFM supervises the conduct of, and the provision of information by, all parties in the financial markets in the Netherlands. The objectives of the AFM are to promote an orderly and transparent market process within the financial markets, integrity of relations between market players, and consumer protection.

Financial supervision of insurance companies

The European Union Insurance Directives referred to collectively as Solvency I are incorporated into Dutch law. The Directives are based on the ‘home country control’ principle: an insurance company with a license issued by the regulatory authorities in its home country is allowed to conduct business in any country of the European Union, either directly or through a branch. Separate licenses are required for each branch of the insurance company where it conducts business. The regulatory body that issued the license (DNB in the Netherlands) is responsible for monitoring the solvency of the insurer.

Under Dutch law, a company is not permitted to conduct both life insurance and non-life insurance business within one legal entity, nor is a company allowed to carry out both insurance and banking business within the same legal entity.

Every life and non-life insurance company licensed by, and falling under the supervision of, DNB must file audited regulatory

1	Source: DNB/CVS Reports 2012.
2	Source: Kadaster (ytd October 2013).
3	Source: DNB Statistisch Bulletin.

Annual Report on Form 20-F 2013

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

DNB may request additional information it considers necessary and may conduct an audit at any time. DNB may also make recommendations for improvements and publish these recommendations if the insurance company does not follow them. Finally, DNB may appoint a trustee for an insurance company or, ultimately, withdraw the insurance company’s license.

The following insurance entities of Aegon the Netherlands are subject to the supervision of DNB:

¿	Aegon Levensverzekering N.V.

¿	Aegon Schadeverzekering N.V.

¿	Aegon Spaarkas N.V.

¿	Optas Pensioenen N.V.

Under Solvency I, life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives. Currently this level is approximately 4% of general account technical provision or, if no interest guarantees are provided, approximately 1% of technical provisions with investments for the account of policyholders and an additional 0.3% charge for value at risk.

General insurance companies are required to maintain shareholder equity of equal to or greater than 18% of gross written premiums a year, or 23% of the three-year average of gross claims.

Solvency II will likely be effective from January 1, 2016. In anticipation of Solvency II, the Dutch Ministry of Finance and DNB have taken measures for a more risk-based and forward-looking supervision of insurance companies. Before Solvency II is in force, the most important change in the supervision of insurance companies will be the introduction of the Theoretical Solvency Criteria (TSC) for medium and large life insurers. The TSC is effective from January 1, 2014. The TSC requires that several important “Solvency II” scenarios are calculated for an insurer, thus giving information about the sensitivity of these scenarios on the available solvency under the current regime in the Financial Supervision Act. The TSC is not comparable with the Solvency Capital Requirement (SCR) under Solvency I, as it is not a capital requirement. It will be used by DNB in the ladder of intervention to prevent breaches of solvency requirement as defined by the Financial Supervision Act.

DNB also supervises pension funds, including premium pension institutions (PPIs), and investment companies. PPIs are required to maintain shareholders’ equity of at least EUR 0.2 million.

Financial supervision of credit institutions

Aegon Bank N.V. is under DNB supervision and required to file monthly regulatory reports and an audited Annual Report.

Credit institutions are required to maintain solvency and liquidity ratios in line with the requirements of the “Wet op het financieel toezicht”. The “Wet op het financieel toezicht” incorporates the requirements of Directive 2006/48/EC, Directive 2006/49/ EC (together referred to as CRD II), and Directive 2010/76/EU (CRD III). These directives are the European translation of the Basel accord for prudential supervision of credit institutions and investment firms. Based on these rules, credit institutions in the Netherlands are required to maintain a minimum total capital ratio (BIS ratio), currently 8%, pursuant to guidance issued by DNB. The level of capital is subject to certain requirements and is reviewed against its on- and off-balance sheet assets, with these assets being weighted according to their risk level. The Basel III accord, the new regulatory framework for the banking sector, has been finalized and is currently being translated into European legislation through the CRD IV framework. The CRD IV framework was implemented in the Netherlands in the Financial Supervision Act as of January 1, 2014.

Asset liability management

Aegon the Netherlands Risk & Capital Committee, which meets every two months, determines and monitors the balance sheet and profit and loss. The focus of these meetings is, among other activities, to ensure an optimal strategic asset allocation, to decide on interest rate hedging strategies to reduce interest rate risks, to manage and possibly hedge actuarial risks, and to decide on the need for securitizations of residential mortgage portfolios to improve the liquidity and funding position of Aegon the Netherlands.

Most of the liabilities of Aegon the Netherlands, insurance or otherwise, are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived. Scenarios and optimization analyses are conducted for fixed income, equities and real estate asset classes. The result is an asset allocation and hedges representing the desired risk-return profile. Constraints, such as the minimum return on equity and the minimum desired solvency ratio, are also taken into account. Most of Aegon the Netherlands’ investments are managed by Aegon Asset Management. Risk-based restrictions are in place to monitor and control actual portfolio allocations against strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

52	Business overview Results of operations – the Netherlands

In 2012, Aegon the Netherlands partially offset the risk of future longevity increases related to a part of its insurance liabilities by buying a longevity index derivative from Deutsche Bank. This will pay out if in twenty years the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Either of Aegon the Netherlands or Deutsche Bank may activate an early termination clause to terminate the contract after ten years. The pay-out is maximized at a predetermined percentage which is higher than compared to the base scenario. This transaction was the first transaction in Continental Europe to be based on population data and it is the first longevity swap to be targeted directly at capital markets.

Aegon the Netherlands implemented a second longevity hedge in 2013, in line with its strategy of reducing longevity risk from the balance sheet. This covers underlying longevity reserves in the Netherlands of EUR 1.4 billion. It retains some risk around the best estimate of the insurance liabilities of Aegon the Netherlands, while offering protection for significant future mortality improvements, thus lowering the required capital for solvency II purposes.

Reinsurance ceded

Like other Aegon companies around the world, Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, and “excess of loss” contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks and limit the maximum loss it may incur.

Prior to 2011, Aegon the Netherlands reinsured its life exposure through a profit-sharing contract between its subsidiary Aegon Levensverzekering N.V. and a reinsurer. As of January 1, 2012, Aegon the Netherlands has ended this reinsurance contract and therefore retains the full mortality and disability risk.

For non-life, Aegon the Netherlands reinsures its property, marine and motor third-party liability business only. For property insurance, an “excess of loss” contract is in place with a retention level of EUR 3 million for each separate risk and EUR 20 million for each windstorm event. For motor third party liability insurance, Aegon the Netherlands has reinsurance in place with a retention level of EUR 2.5 million for each event. For marine insurance there is also an “excess of loss” contract in place with a retention level of EUR 2 million for each event.

Annual Report on Form 20-F 2013

Results 2013 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2013	2012	%		2013	2012	%
Net underlying earnings	155	112	38%		182	139	31%

Tax on underlying earnings	(71)	(23)	-		(84)	(29)	(190%	)

Underlying earnings before tax by product segment

Life	83	66	26%		98	81	21%

Pensions	2	25	(92%	)	2	31	(94%	)

Distribution	(2)	(2)	0%		(2)	(2)	0%
Underlying earnings before tax	84	89	(6%	)	98	110	(11%	)

Net fair value items	(14)	(26)	46%		(16)	(31)	48%

Gains / (losses) on investments	41	68	(40%	)	48	84	(43%	)

Impairment charges	(26)	-	-		(31)	-	-

Other income / (charges)	(38)	28	-		(45)	34	-
Income before tax	46	159	(71%	)	55	197	(72%	)

Income tax attributible to policyholder return	(27)	(32)	16%		(32)	(40)	20%
Income before tax on shareholders return	19	127	(85%	)	22	157	(86%	)

Income tax on shareholders return	83	13	-		97	16	-
Net income	102	140	(27%	)	120	173	(31%	)

Life insurance gross premiums	5,546	4,900	13%		6,537	6,047	8%
Total gross premiums	5,546	4,900	13%		6,537	6,047	8%

Investment income	1,743	1,894	(8%	)	2,054	2,337	(12%	)

Fees and commission income	68	108	(37%	)	80	133	(40%	)
Total revenues	7,356	6,902	7%		8,670	8,517	2%

Commissions and expenses	629	594	6%		741	734	1%

of which operating expenses	328	269	22%		387	333	16%

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2013	2012	%		2013	2012	%
Life	58	72	(19%	)	68	89	(24%	)

Pensions	802	686	17%		946	847	12%
Total recurring plus 1/10 single	860	758	13%		1,014	936	8%

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2013	2012	%		2013	2012	%
Variable annuities	3	22	(86%	)	3	27	(89%	)

Pensions	236	8	-		278	10	-
Total gross deposits	239	30	-		281	37	-

	Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR	2013	2012	31-Dec-13	December 31, 2012
GBP	0.8484	0.8103	0.832	0.8111

54	Business overview Results of operations – United Kingdom

Results 2013 United Kingdom

2013 net income of GBP 102 million is 27% lower than 2012 due to the impact of business transformation costs, higher impairment charges and lower underlying earnings before tax as the positive impact of higher equity markets was more than offset by adverse persistency related to the Retail Distribution Review (RDR) and investments in technology. New life sales increased by 13% to GBP 860 million due to higher sales in group pensions and strong platform growth. Platform assets reached GBP 1.3 billion by the end of 2013.

Net income

Net income decreased to GBP 102 million compared to 2012. The result was impacted by a GBP 18 million book loss on the sale of Positive Solutions and business transformation costs of GBP 51 million related to in-sourcing the platform servicing and development as well as other restructuring costs. The loss on fair value items was GBP 14 million, mainly driven by equity hedges to protect the capital position. Realized gains on investments and impairment charges amounted to GBP 41 million and GBP 26 million, respectively. 2013 included a tax benefit of GBP 79 million related to a reduction in the corporate tax rate.

Underlying earnings before tax

Underlying earnings before tax in the United Kingdom declined 6% to GBP 84 million compared to 2012. The positive impact of higher equity markets was more than offset by adverse persistency related to RDR and investments in technology.

¿	Earnings from Life increased 26% to GBP 83 million compared to 2012, driven by improved mortality in annuities, lower operating expenses and a GBP 8 million benefit from reserving changes for annuity products.
¿	Earnings from Pensions declined to GBP 2 million compared to 2012. Adverse persistency amounted to GBP 19 million, which the UK insurance industry experienced as a result of the implementation of RDR. Earnings benefited from the favorable impact of higher equity markets. This was offset by GBP 13 million of expenses related to creating a digital capability for the non-advised client group in order to facilitate the upgrade to the platform.
¿	2013 earnings from Distribution amounted to a loss of GBP 2 million. Earnings from Distribution will no longer be reported separately. Positive Solutions was sold, and Origen was moved into the Pensions line of business.

Commissions and expenses

Commissions and expenses increased 6% compared to 2012 as a consequence of higher operating expenses. Operating expenses increased 22% compared to 2012 to GBP 328 million, as expenses related to investments in technology and business transformation costs of GBP 64 million were incurred. Excluding these costs, expenses were 2% lower compared to 2012. Commissions declined due to the sale of Positive Solutions and the impact of the implementation of RDR on Pension business commission.

Production

New life sales were up 13% to GBP 860 million compared to 2012, reflecting strong platform growth and higher sales in group pensions following the implementation of RDR on January 1, 2013.

Platform assets reached GBP 1.3 billion by the end of 2013. Gross deposits amounted to GBP 239 million, driven by platform savings products, as the platform gained momentum in the market.

Annual Report on Form 20-F 2013

Results 2012 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2012	2011	%		2012	2011	%
Net underlying earnings	112	39	187%		139	44	-

Tax on underlying earnings	(23)	(26)	12%		(29)	(30)	3%

Underlying earnings before tax by product segment

Life	66	88	(25%	)	81	101	(20%	)

Pensions	25	(69)	-		31	(79)	-

Distribution	(2)	(6)	67%		(2)	(8)	75%
Underlying earnings before tax	89	13	-		110	14	-

Net fair value items	(26)	(5)	-		(31)	(6)	-

Gains / (losses) on investments	68	44	55%		84	51	65%

Impairment charges	-	(55)	-		-	(62)	-

Other income / (charges)	28	(49)	-		34	(57)	-
Income before tax	159	(52)	-		197	(60)	-

Income tax attributible to policyholder return	(32)	(37)	14%		(40)	(43)	7%
Income before tax on shareholders return	127	(89)	-		157	(103)	-

Income tax on shareholders return	13	50	(74%	)	16	58	(72%	)
Net income	140	(39)	-		173	(45)	-

Life insurance gross premiums	4,900	5,611	(13%	)	6,047	6,474	(7%	)
Total gross premiums	4,900	5,611	(13%	)	6,047	6,474	(7%	)

Investment income	1,894	1,867	1%		2,337	2,154	8%

Fees and commission income	108	119	(9%	)	133	137	(3%	)
Total revenues	6,902	7,597	(9%	)	8,517	8,765	(3%	)

Commissions and expenses	594	724	(18%	)	734	835	(12%	)

of which operating expenses	269	401	(33%	)	333	463	(28%	)

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2012	2011	%		2012	2011	%

Life	72	66	9%		89	77	16%

Pensions	686	672	2%		847	775	9%
Total recurring plus 1/10 single	758	738	3%		936	852	10%

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2012	2011	%		2012	2011	%

Variable annuities	22	49	(55%	)	27	56	(52%	)

Pensions	8	-	-		10	-	-
Total gross deposits	30	49	(39%	)	37	56	(34%	)

			Weighted average rate			Closing rate as of
Exchange rates						December 31,	December 31,
Per 1 EUR			2012		2011	2012	2011
GBP			0.8103		0.8667	0.8111	0.8353

56	Business overview Results of operations – United Kingdom

Results 2012 United Kingdom

Underlying earnings before tax from Aegon’s operations in the United Kingdom improved to GBP 89 million driven by lower expenses following the implementation of the cost reduction program in 2011 and the absence of charges and expenses related to the customer redress program in 2011. Aegon introduced a new platform to the market in 2012.

Net income

Net income improved to GBP 140 million driven by higher underlying earnings before tax, higher realized gains on investments, and the absence of impairment charges and restructuring charges. Results on fair value items amounted to a loss of GBP 26 million, driven by losses on hedges as a result of higher equity markets. Realized gains on investments amounted to GBP 68 million and were mainly the result of switching from gilts into high quality credits. There were no impairments during the year. A reduction in the corporate tax rate in the United Kingdom had a positive impact on net income.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom increased to GBP 89 million in 2012, driven by a strong improvement in underlying earnings before tax from pensions compared to 2011. Underlying earnings before tax included recurring charges for Corporate Center expenses of GBP 8 million.

¿	Underlying earnings before tax from Life declined to GBP 66 million driven mostly by the non-recurrence of a GBP 15 million benefit and recurring charges for Corporate Center expenses.
¿	Underlying earnings before tax from Pensions improved to GBP 25 million, mainly driven by the non-recurrence of charges and execution expenses related to a program to correct historical issues within customer policy records recorded in the previous year and the implementation of the

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

Commissions and expenses

Commissions and expenses declined by 18% in 2012 compared to 2011 mainly due to lower operating expenses. Operating expenses declined 33% to GBP 269 million, following the implementation of a cost reduction program in the United Kingdom, the non recurrence of restructuring charges in 2011, partly offset by the benefit from changes to employee pension plans in 2011. This reduction has been achieved while continuing to invest in new propositions in the pension business. Operating expenses included GBP 8 million of recurring charges for Corporate Center expenses.

Production

New life sales increased to GBP 758 million, reflecting growth in both the life and group pension businesses. Platform sales accelerated throughout the year as new advisors joined the Aegon Retirement Choices platform.

Annual Report on Form 20-F 2013

Overview of United Kingdom

In the United Kingdom, Aegon is a major provider of corporate and individual pensions, protection products, annuities, and savings products such as Individual Savings Accounts (ISAs). Aegon UK has some two million customers, approximately 2,400 employees, and GBP 57.3 billion in revenue-generating investments. Aegon UK’s main offices are in Edinburgh and London.

Aegon UK is focused on two core markets in the United Kingdom, at-retirement and workplace savings. Both markets present opportunities for growth and are markets where Aegon UK has a heritage of expertise.

2013 was a year of great regulatory change in the United Kingdom, with the introduction of Pensions Reform and the Retail Distribution Review (RDR). Aegon UK has successfully adapted its working practices, business models and products to meet these changes.

In addition to selling and servicing traditional stand-alone pensions, investment and protection products for its core markets, Aegon UK also maintains an award-winning online platform1, has launched the SmartEnrol auto-enrolment online ‘hub’ to support employers with their new Pensions Reform duties, and has successfully expanded its distribution network by securing deals with significant global players in the workplace savings market.

Award-winning platform

Aegon UK’s award-winning platform1 provides customers with a seamless transition from saving while working to drawing an income in retirement. The platform is unique in that it allows customers to do both of these things in one place, and enables advisors to offer clients various levels of self-service through a unique gating facility.

Aegon UK offers three propositions to customers through the platform, all of which use the same core technology, product wrappers (for example, pensions, ISAs, savings schemes), investments and client services. The propositions are:

¿	At Retirement - a wrap solution offered to retail customers via Independent Financial Advisers (IFAs);
¿	Workplace Savings - a wrap solution offered to corporate customers via banks such as Barclays, employee benefit consultants such as Mercer, and other accounts;
¿	Aegon One Retirement - a standalone pension solution.

1	The ARC platform won Best Innovation on a Platform and Best Workplace Savings Platform 2012 at the Platform awards.

Together, the At Retirement and Workplace Savings propositions are known as Aegon Retirement Choices (ARC). ARC allows customers’ investments and savings, workplace pensions and retirement income to be managed from one online solution. The At Retirement and Workplace Savings propositions offer customers a mix of products to cover saving for retirement and taking a retirement income.

One Retirement is an online single retirement account for retirement savings and income drawdown. It offers a range of investment and retirement income options, providing customers with flexible choices for their individual retirement needs, and is easy to use, allowing customers to engage in their retirement planning, and putting advisors in control. As such, it allows Aegon UK to develop a lasting relationship with customers throughout working life, transition into retirement, and retirement. This innovative and unique platform proposition also positions Aegon UK to take advantage of opportunities in the post-RDR world.

Enhanced corporate distribution

Aegon UK’s commitment to, and focus on, the workplace savings market has resulted in significant achievements this year. In February, the company secured a significant corporate pensions distribution deal with Barclays bank, supporting Aegon UK’s strategy to diversify its distribution and sending a powerful message to the market about its corporate ambition and capability.

In July, Aegon UK was appointed by Mercer to become one of three preferred suppliers for its large-client workplace savings service, Mercer Workplace Savings. In addition, Aegon UK will become the only supplier for Mercers Elect, which focuses on the small and medium-sized enterprises workplace savings market. These appointments further broaden Aegon UK’s distribution network and highlight the strong competitive positioning of the ARC platform.

As the UK market develops following the regulatory changes triggered by the RDR and by Pensions Reform, Aegon UK is well placed to provide advisors and customers with appropriate, transparent and affordable retirement solutions that address the needs of a market in which increasing longevity, evolving retirement patterns and investment risk are key challenges.

58	Business overview Results of operations – United Kingdom

Organizational structure

Aegon UK plc is Aegon UK’s principal holding company. It was registered as a public limited company at the beginning of December 1998.

Aegon UK’s leading operating subsidiaries are:

¿	Scottish Equitable plc. (trading as Aegon);
¿	Aegon Investment Solutions Ltd.

Overview of sales and distribution channels

Aegon UK’s principal means of distribution is through the intermediated financial advice channel, which is the main sales route for long-term savings, protection and retirement products in the United Kingdom. The advisors provide customers with access to various products, depending on the advisor regulatory status, together with advice on the solution that best suits their financial needs.

In all, there are an estimated 25,000 registered financial advisors in the United Kingdom. Until December 31, 2012, these advisors were classified as either single-tied, multi-tied, whole of market or independent, depending on whether or not they were restricted in the number of providers they represented. The Retail Distribution Review came into effect on January 1, 2013. From this date, retail financial advisors have been classed as either independent or restricted and are remunerated directly by the customer based on the service provided. Aegon UK continues to maintain strong links with financial advisors in all segments of the market. This registration excludes corporate advisors and Employee Benefit Consultants (EBCs).

A dedicated team supports our key corporate advisors and corporate strategic accounts.

As mentioned above, Aegon UK is also developing new distribution opportunities, including agreements with banks and affinity partnerships with organizations outside the industry. Barclays and Mercer are examples of companies with which Aegon UK has established a commercial partnership in 2013.

Overview of business lines

Aegon UK has two business lines:

¿	Life;
¿	Pensions.

Life

The Aegon UK life business primarily comprises individual protection and individual annuities.

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

Sales and distribution

Individual protection products are distributed through intermediated advice channels. Annuity products comprise internally vested immediate annuities and those available through intermediated advice channels.

Pensions

Aegon UK provides a full range of personal and corporate pensions. The company also offers investment products, including ISAs, General Investment Accounts (GIAs), offshore bonds and trusts.

Platform

Aegon Retirement Choices (ARC) helps advisors and their customers with the transition from work to retirement efficiently and effectively through a technology-driven platform. Aegon UK has deployed leading edge technology to the platform, delivering an intuitive method of saving for retirement through the workplace, taking income in retirement, and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisors to demonstrate their professionalism and display their charges for advice in a transparent way. Professionalism and transparency are key principles of the Retail Distribution Review which came into effect on January 1, 2013. In addition to the self-invested personal pensions (SIPPs), which provide a range of pre- and post-retirement investment options for high-net-worth customers, including insured funds and real estate, the platform also offers ISAs and GIAs.

Corporate pensions

One of Aegon UK’s largest product lines is providing pension plans for companies. Aegon UK offers group pension solutions on- and off-platform, depending on the needs of the employer and employee. In the United Kingdom, Pensions Reform (automatic enrollment) is expected to have a dramatic effect on the workplace savings market, increasing the number of employees who will engage with saving through their employers’ pension arrangements.

The move away from ‘defined benefit’ (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward ‘defined contribution’ (DC) plans has continued to accelerate in recent years. DC plans are similar to personal pensions, with contributions paid into a plan owned by individual employees and then invested. Generally, at retirement, employees can choose to take a percentage of tax-free cash from their pension plan, using the remainder to either purchase an annuity or invest it in a separate drawdown policy.

Annual Report on Form 20-F 2013

As a result of this trend, the market for new DB plans has shrunk dramatically in recent years, largely because of concerns over long-term liabilities.

Investment gateway

Many DC and “master trust” pension schemes are managed by a third party with an insurance contract. These are typically trust-based pensions for which the corporate customer (an employer) requires investment solutions that are specific to each pension scheme. These solutions typically require a non-branded investment portal and the provision of fund blending to create scheme default funds. In addition, a growing number of corporate customers want target dated lifestyle fund solutions for their members as they approach retirement. Aegon UK provides a low cost service that uses electronic messaging to automate the process and minimize risk.

In 2013, Aegon UK launched its first non-UK arrangement. This offers a centrally-funded asset solution to support a multinational providing employee benefits in multiple countries.

Individual pensions

Aegon UK provides a wide range of personal pensions and associated products and services. These include:

¿	Flexible personal pensions;
¿	Self invested personal pensions;
¿	Transfers from other retirement plans;
¿	Phased retirement options and income drawdown.

As an alternative to annuities, Aegon UK also offers “Income for lLife”, a retirement solution which bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, plus continued control over their investments until the age of 75.

Investment products

Aegon UK offers offshore investment bonds1. An offshore bond is traditionally marketed to high-net-worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options. Aegon UK also offers GIAs and ISAs through its platform.

Unit-linked guarantees

Aegon UK offers a range of investment products which provide valuable guarantees for the At-Retirement market. There is an offshore investment plan which provides a guaranteed income for life and an offshore bond which provides capital guarantees (offered by Aegon Ireland plc).

1	The offshore bond is offered by Aegon Ireland plc and is reported separately in the New Markets segment, rather than as part of the UK segment.

Sales and distribution

Investment products and individual and corporate pensions are distributed widely through independent financial advisors, tied distribution and, more recently, partnerships with banks. Aegon UK also maintains close relations with a number of specialist advisors in these markets. Aegon UK is building and diversifying its workplace distribution capability, partnering with Mercer and Barclays in the first half of 2013.

ARC is distributed through intermediated advice channels.

Competition

Aegon UK faces competition from three main sources, life and pension companies, retail investment firms, and retail platform service companies.

Over the past few years, the life and pension market has been increasingly concentrated among the largest companies and those perceived to be financially strong. Aegon UK’s competitors include Legal and General, Standard Life, Lloyds Bank and Aviva. In the platform market, service companies like Cofunds, Funds Network and Skandia are among Aegon UK’s largest competitors.

Regulation and supervision

All relevant Aegon UK companies are regulated by the Prudential Regulation Authority (PRA) and/or the Financial Conduct Authority (FCA).

The PRA is responsible for the prudential regulation of deposit takers, insurers and major investment firms. The FCA is responsible for regulating firms’ conduct in retail and wholesale markets. It is also responsible for the prudential regulation of those firms that do not come under the PRA’s remit.

A number of Aegon UK directors and senior managers have been approved by the FCA and/or the PRA to perform one or more controlled functions. A regulator will only approve a candidate whom it is satisfied is fit and proper to perform the controlled function(s) for which they have applied.

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

60	Business overview Results of operations – United Kingdom

For its with-profit business, Aegon UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses typically prevents perfect matching, and the role of the MIC is therefore to monitor the capital implications of any mismatching. On a regular basis, reports are produced covering the impact of a range of possible investment scenarios on the solvency of each of the funds. These reports allow the investment strategy for the with-profit funds to be discussed and are summarized for the With-Profits Forum, a sub-committee of the Board of Aegon UK.

For non-profit business, interest rate risk arises substantially on Aegon UK’s large book of annuities in payment. Assets are purchased to provide a close expected match to liability outflows, with regular reporting to the MIC on the capital implications of any mismatching.

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets are invested in funds managed by external investment managers. The MIC monitors the performance of the investment managers against fund benchmarks.

With-profit fund

The invested assets, insurance and investment contract liabilities of Aegon UK’s with-profit fund are included in ‘for account of policyholder assets and liabilities’. Assets and liabilities are always equal, as an excess of assets over liabilities regarding guaranteed benefits and constructive obligations is classified as an insurance or investment contract liability. The Scottish Equitable with-profit fund is a 100:0 fund, whereby benefits are held for participating policyholders.

The operation of the Scottish Equitable with-profit fund is complex. Below is a summary of Aegon UK’s overall approach.

Guarantees

With the exception of Aegon Secure Lifetime Income and 5 for Life, which are written by Aegon Ireland plc, and the product guarantees within Investment Control and Income for Life, which are reinsured to Aegon Ireland plc, all Aegon UK contracts with investment guarantees are written in policyholder-owned funds (otherwise called with-profit funds). These funds contain free assets which have not yet been fully distributed to individual policyholders. Free assets help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. Aegon UK has an exposure only once these assets have been exhausted. As outlined below, Aegon UK believes this exposure to be low.

In previous years, Scottish Equitable sold guaranteed annuity products in the United Kingdom. Certain policies also have a guaranteed minimum rate of return or guaranteed minimum pension or guaranteed death or other benefits. Guaranteed rates of return apply only if the policy is kept in force to the dates specified, or only on the events described in the policy conditions. The costs of all guarantees are borne by the with-profit funds and therefore impact the pay-outs to with-profit policyholders.

As part of its demutualization process prior to acquisition by Aegon N.V., the business and assets of Scottish Equitable Life Assurance Society were transferred to Scottish Equitable plc on December 31, 1993. Aegon UK has no financial interest in Scottish Equitable plc.’s with-profit fund, except routine yearly fund management charges, and costs and expenses that the company agreed to accept at the time of demutualization.

Guaranteed rates of return on with-profit policies are typically in the range of 0% to 5.5% a year; however, the highest rates have been closed to premiums since 1999, and all funds have been closed to new business with investment guarantees since October 2002, except for a small increase in regular payments. For a number of contracts written mainly in the 1970s and 1980s, Scottish Equitable also offered minimum pension guarantees, including guaranteed annuity options. As life expectancy rates have improved and interest rates have fallen over time, these minimum guarantees are now often valuable.

Management of the with-profit fund

Aegon UK’s with-profit fund has an investment strategy that reflects the nature of the underlying guarantees. The fund can invest in a variety of different asset types. The main categories are United Kingdom and overseas equities, United Kingdom fixed interest securities, and cash. The with-profit fund has a target range for the percentage of its assets that are invested in equities, and this range may be varied. Within these target ranges, there is a policy of holding an appropriate mix of asset classes to reduce risk.

The results of the with-profit fund’s investment performance are distributed to policyholders through a system of bonuses which depends on:

¿	The guarantees under the policy, including previous annual bonus additions.
¿	The investment returns on the underlying assets, with an allowance for ‘smoothing’ to reduce volatility. Although smoothing means that investment profits are spread from one year to the next, the aim is to pay out all of the investment profits earned by the fund over the long term. For early withdrawals, there are other measures to ensure that a fair share of total fund growth is received. A market value reduction may be applied to certain funds where, for cohorts of similar contracts, the face value of the benefits is greater than the value of the underlying assets. Policy conditions may state specific points for which a market value reduction will not apply.

Annual Report on Form 20-F 2013

As mentioned above, the free assets (that is, assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. These free assets are partly invested in equity puts and fixed interest swaps/swaptions to protect against adverse market movements. Aegon UK has an exposure only once these free assets are exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach now required for solvency reporting in the United Kingdom.

As the Scottish Equitable with-profit fund is now closed to new business with investment guarantees, the free assets are being distributed gradually to with-profit policyholders through the bonus system outlined above. This includes ensuring that any surpluses in the with-profit fund from other (historic) business lines can be distributed to existing with-profit policyholders at a suitable rate, helping to prevent a tontine effect as the number of with-profit policyholders’ declines.

Reinsurance ceded

Aegon UK’s reinsurance strategy is aimed at limiting the overall volatility of mortality and morbidity when managing risk, and maximizing the financial benefits of reinsurance. The actual percentage of business reinsured varies, depending largely on the appropriateness and value of reinsurance available in the market.

Aegon UK prefers to work with reinsurance companies with a strong credit rating, subject to an economic assessment of the terms on offer. Using a reinsurer with a credit rating below AA requires approval under Aegon UK’s governance process, and by Aegon’s Group Reinsurance Use Committee in The Hague. Aegon UK uses a range of reinsurers across the reinsurance market.

62	Business overview Results of operations – New Markets

Results 2013 New Markets

Amounts in EUR millions	2013	2012	%
Net underlying earnings	159	185	(14%	)

Tax on underlying earnings	77	89	(13%	)

Underlying earnings before tax by product segment

Central & Eastern Europe	59	85	(31%	)

Asia	42	19	121%

Spain and France	33	69	(52%	)

Variable Annuities Europe	7	-	-

Aegon Asset Management	95	101	(6%	)
Underlying earnings before tax	236	274	(14%	)

Net fair value items	(21)	(1)	-

Gains / (losses) on investments	(1)	10	-

Impairment charges	(16)	(26)	38%

Other income / (charges)	(33)	113	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	167	370	(55%	)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	15	(67%	)

Income tax	(34)	(121)	72%

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(15)	67%
Net income	133	249	(47%	)

Life insurance gross premiums	1,349	1,374	(2%	)

Accident and health insurance premiums	170	188	(10%	)

General insurance premiums	194	144	35%
Total gross premiums	1,713	1,706	0%

Investment income	233	319	(27%	)

Fees and commission income	583	524	11%

Other revenues	2	3	(33%	)
Total revenues	2,531	2,552	(1%	)

Commissions and expenses	988	870	14%

of which operating expenses	656	613	7%

Annual Report on Form 20-F 2013

New life sales Amounts in EUR millions	2013	2012	%
Central & Eastern Europe	108	114	(5%	)

Asia	67	53	26%

Spain and France	54	86	(37%	)
Total recurring plus 1/10 single	228	253	(10%	)

Amounts in EUR million	2013	2012	%

New premium production accident and health insurance	43	42	2%

New premium production general insurance	35	25	40%

Gross deposits (on and off balance)	2013	2012	%
Central & Eastern Europe	248	316	(22%	)

Asia	587	169	-

Spain and France	9	45	(80%	)

Variable Annuities Europe	424	463	(8%	)

Aegon Asset Management	13,018	9,916	31%
Total gross deposits	14,287	10,909	31%

	Weighted average rate

Exchange rates Per 1 EUR	2013	2012
US dollar	1.3272	1.2849

Canadian dollar	1.3674	1.2839

Pound sterling	0.8484	0.8103

Czech koruna	25.9238	25.1140

Hungarian florint	296.3309	288.8606

Polish zloty	4.1940	4.1809

Romanian leu	4.4167	4.4548

Turkish Lira	2.5305	2.3132

Chinese rin bin bi yuan	8.1637	8.1377

64	Business overview Results of operations – New Markets

Results 2013 New Markets

Net income in 2013 decreased to EUR 133 million as gains from divestments were more than offset by a write down of intangible assets in Poland following legislative changes and lower underlying earnings before tax as increases in underlying earnings before tax in Asia and Variable Annuities Europe were more than offset by decreases in Central & Eastern Europe, Spain and Aegon Asset Management.

Net income

2013 net income declined to EUR 133 million. Higher losses from fair value items and lower gains on investments compared to 2012 were only partly offset by lower impairment charges. In 2013, gains from divestments in Spain were offset by a write down of intangible assets in Poland as the Polish parliament approved legislation to overhaul the existing state pension system. This resulted in an impairment of intangible assets related to the Polish pension business for an amount of EUR 192 million before tax. In 2012, there was a substantial benefit related to the divestment of investment manager Prisma.

Underlying earnings before tax

In New Markets, underlying earnings before tax in 2013 declined 14% to EUR 236 million compared to 2012, as increases in Asia and Variable Annuities Europe were more than offset by declines in Central & Eastern Europe, Spain and Aegon Asset Management.

¿	Earnings from Central & Eastern Europe declined 31% to EUR 59 million compared to 2012, which was primarily driven by the introduction of the insurance tax in Hungary and lower non-life results in Hungary from adverse claim experience. Additionally, earnings were impacted by investments related to the inclusion of the business in Ukraine.
¿	Results from Asia increased 121% to EUR 42 million compared to 2012, driven mainly by actuarial assumption changes and model refinements of EUR 22 million. The positive impact of growth of the business and cost savings was offset by higher non-deferred acquisition costs driven by strong growth in variable annuities production in Japan where Aegon does not yet defer its acquisition expenses.
¿	Earnings from Spain & France decreased 52% to EUR 33 million compared to 2012 due to the divestment of the joint ventures with CAM, Civica and Unnim. The new joint venture with Santander contributed to underlying earnings, which was mostly offset by investments in developing a direct distribution channel. The earnings contribution from partner La Mondiale in France rose slightly and amounted to EUR 21 million for the year.
¿	Results from Variable Annuities Europe amounted to EUR 7 million, mainly resulting from growth of the business.
¿	Earnings from Aegon Asset Management declined 6% to EUR 95 million, as the positive impact of higher third party asset balances was more than offset by the loss of earnings from the sale of hedge fund manager Prisma in the fourth quarter of 2012.

Commissions and expenses

In 2013, commission and expenses increased 14% to EUR 988 million compared to 2012. Operating expenses increased 7% to EUR 656 million. The increase in operating expenses was the result of higher costs in Asia and Variable Annuities Europe driven by investments to support future growth, the inclusion of the business in Ukraine and the introduction of the insurance tax in Hungary. The increase in commissions is driven by higher sales in Asia compared to 2012.

Production

New life sales decreased 10% to EUR 228 million compared to 2012.

¿	In Central & Eastern Europe, new life sales declined 5% to EUR 108 million compared to 2012. Sales growth in Turkey and Slovakia driven by improved distribution productivity and product launches respectively, was more than offset by lower sales in Poland resulting from reduced production in the broker channel.
¿	In Asia, new life sales increased 26% to EUR 67 million compared to 2012. This was mainly driven by the launch of a new universal life product and the expanded cooperation with a number of private banks.
¿	New life sales in Spain declined 37% to EUR 54 million compared to 2012, as the sales contribution from the joint venture with Santander was offset by the loss of sales driven by the divestment of partnerships.

New premium production from accident and health insurance business increased 2% to EUR 43 million compared to 2012, mainly driven by the direct marketing unit in Asia. New premium production from Aegon, general insurance business was up 39% to EUR 35 million compared to 2012, driven by the inclusion of the joint venture with Santander and growth in Central & Eastern Europe.

Gross deposits in New Markets amounted to EUR 14.3 billion, up 31% compared to 2012. Gross deposits in Aegon Asset Management increased 31% to EUR 13 billion, mainly driven by strong growth in institutional sales in the United States and the Netherlands and retail sales in the United Kingdom. Gross deposits in Asia more than tripled to EUR 587 million driven by strong sales of variable annuities in Japan, while deposits in Central & Eastern Europe declined following pension legislation changes.

Annual Report on Form 20-F 2013

Results 2012 New Markets

Amounts in EUR millions	2012	2011	%
Net underlying earnings	185	184	1%

Tax on underlying earnings	89	65	37%

Underlying earnings before tax by product segment

Central & Eastern Europe	85	96	(11%	)

Asia	19	(4)	-

Spain and France	69	88	(22%	)

Variable Annuities Europe	-	9	-

Aegon Asset Management	101	60	68%
Underlying earnings before tax	274	249	10%

Net fair value items	(1)	(30)	97%

Gains / (losses) on investments	10	7	43%

Impairment charges	(26)	(61)	57%

Other income / (charges)	113	7	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	370	172	115%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	15	8	88%

Income tax	(121)	(61)	(98%	)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(15)	(8)	(88%	)
Net income	249	111	124%

Life insurance gross premiums	1,374	1,600	(14%	)

Accident and health insurance premiums	188	179	5%

General insurance premiums	144	149	(3%	)
Total gross premiums	1,706	1,928	(12%	)

Investment income	319	320	0%

Fees and commission income	524	469	12%

Other revenues	3	1	-
Total revenues	2,552	2,718	(6%	)

Commissions and expenses	870	826	5%

of which operating expenses	613	577	6%

New life sales
Amounts in EUR millions	2012	2011	%
Central & Eastern Europe	114	110	4%

Asia	53	58	(9%	)

Spain and France	86	143	(40%	)
Total recurring plus 1/10 single	253	311	(19%	)

Amounts in EUR million	2012	2011	%

New premium production accident and health insurance	42	34	24%

New premium production general insurance	25	25	-

66	Business overview Results of operations – New Markets

Gross deposits (on and off balance)	2012	2011	%

Central & Eastern Europe	316	662	(52%	)

Asia	169	59	186%

Spain and France	45	61	(26%	)

Variable Annuities Europe	463	530	(13%	)

Aegon Asset Management	9,916	5,244	89%
Total gross deposits	10,909	6,556	66%

		Weighted average rate

Exchange rates Per 1 EUR		2012	2011

US dollar		1.2849	1.3909

Canadian dollar		1.2839	1.3744

Pound sterling		0.8103	0.8667

Czech koruna		25.1140	24.5636

Hungarian florint		288.8606	278.9417

Polish zloty		4.1809	4.1154

Romanian leu		4.4548	4.2353

Turkish Lira		2.3132	2.3333

Chinese rin bin bi yuan		8.1377	9.0576

Annual Report on Form 20-F 2013

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

¿	Underlying earnings before tax from Central & Eastern Europe were lower than in 2011 at EUR 85 million in 2012, driven mainly by the negative impact of the pension legislation changes in Poland and lower mortgage margins in Hungary.
¿	Underlying earnings before tax from Aegon’s operations in Asia improved to EUR 19 million in 2012 compared to an underlying loss before tax of EUR 4 million in 2011 as higher investment income during 2012 and a EUR 15 million higher gain related to updated mortality assumptions more than offset the negative impact of several small charges and higher expenses related to business development.
¿	Underlying earnings before tax from Spain and France decreased 22% to EUR 69 million in 2012 due to the divestment of the joint venture with Banca Cívica in the fourth quarter of 2012 and as underlying earnings before tax from Aegon’s partnership with CAM were, beginning in the second quarter of 2012, no longer included pending the exit from this joint venture. Contributions by these partnerships in comparable periods in 2011 amounted to EUR 25 million. The earnings contribution from partner La Mondiale in France remained stable compared to 2011 and amounted to EUR 21 million.
¿	Underlying earnings before tax from Variable Annuities Europe amounted to nil which was mainly the result of project spending to position the company for future growth.
¿	Underlying earnings before tax from Aegon Asset Management increased to EUR 101 million, as a result of asset growth and higher performance fees, partly offset by the divestment of Prisma as of the fourth quarter of 2012.

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

68	Business overview Results of operations – CEE

Overview of Central & Eastern Europe

Aegon has operations in the Central & Eastern European (CEE) countries of the Czech Republic, Hungary, Poland, Romania, Slovakia, Turkey, and Ukraine. Aegon first entered the Central & Eastern European market in 1992 with the purchase of a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Aegon Hungary is Aegon’s leading business in the region and a springboard for further expansion. Aegon’s regional expansion continued in 2013 with entry into the Ukrainian market.

Organizational structure

Aegon’s main subsidiaries and affiliates in Central & Eastern Europe (CEE) are:

¿	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság;
¿	Aegon Magyarország Befektetési Alapkezelő Zártkörűen Működő Részvénytársaság;
¿	Aegon Magyarország Pénztárszolgáltató Zártkörűen Működő Részvénytársaság
¿	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna;
¿	Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna;
¿	Aegon Emeklilik ve Hayat A.S.

Overview of sales and distribution channels

Aegon operates through a number of different sales channels in Central & Eastern Europe. These include tied agents, insurance brokers, call centers, online channels and, particularly in Hungary, Poland, Romania and Turkey, retail banks. Aegon primarily sells life and non-life insurance through tied agents, brokers and call centers, household and car insurance through online channels; in addition, life insurance, mortgage loans, mutual funds and household insurance are sold through banks and other alternative channels.

Overview of business lines

Life & Savings

Aegon companies in Central & Eastern Europe offer a range of life insurance and personal protection products. This includes traditional life and unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings. Aegon is one of the leading providers of unit-linked products in Poland1 and Hungary2.

Traditional general account life insurance is mainly index life products that are not unit-linked but have guaranteed interest rates, as well as group life and preferred term life products.

Preferred life is an individual life term insurance product which offers insurance protection. The product distinguishes between smoker and non-smoker status and uses standard and preferred pricing dependent on the health status of the client. Group life contracts are renewable each year and carry optional accident and health cover.

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees of between 0% and 4% for universal life type products, plus 100% participation in actual interest earned. Profit-share products have a technical interest rate of 2-4% and 85% participation in excess interest. The average minimum interest guarantee is around 3%. In Hungary, a small amount of new business provides a minimum interest guarantee of 2%.

In Poland, an insurance fund with a guaranteed rate reset on a quarterly and annual basis is offered on unit-linked products. Similar products are sold in the Czech Republic and Slovakia, with declared interest guarantees of 1.2% and 1% respectively, and further conditional increases. In Slovakia, the minimum interest rate on universal life products was 3% at the close of 2006, and has since been 2.5%. Universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

The profit-share product portfolio in Turkey has a guaranteed interest rate of 9% for Turkish lira products that are closed to new business and 2% for those introduced since 2010. For USD and EUR denominated products, the guaranteed interest rate is 2.5% for the old portfolio, and varies between 2% and 3.75% for new products introduced after the acquisition of the company in 2008. A minimum of 85% of the interest income in excess of guaranteed return is credited to policyholders’ funds in Turkey.

Aegon Life Insurance Company in Romania operates as a branch of Aegon Poland Life Insurance Company and sells unit-linked, term life and endowment insurance policies. An interest guarantee is provided to a unit-linked product that varies between 2%-3.2%, depending on the policy year.

1	Source: www.knf.gov.pl.
2	Source: www.mabisz.hu.

Annual Report on Form 20-F 2013

In February 2013, Aegon acquired Fidem Life, a life insurance player in Ukraine selling traditional life insurance products.

In the CEE region, Aegon has substantial traditional life insurance portfolios, mainly in Hungary, Turkey and Ukraine. The other Aegon subsidiaries, including Hungary, focus on unit-linked products, in addition to various accident and health riders.

In 2013, Aegon Hungary Composite Insurance Company incorporated a new subsidiary, Aegon Hungary Home Savings and Loan Association. The new entity provides a savings product combined with a preferential loan option which is subsidized by the state during the savings period.

Mortgage loans

Aegon Hungary has offered mortgage loans to retail customers since 2006. Home mortgage loans provided in the past were mainly Swiss franc denominated and provided by Aegon Hungary Mortgage Finance Co., a subsidiary of Aegon Hungary Composite Insurance Company. In the last four years, the mortgage lending shifted toward lending in the Hungarian forint.

Since 2010, the mortgage loans business has been affected by several legislative changes enacted by the Hungarian Parliament, each having the aim of reducing the financial burden on debtors with foreign currency denominated loans, and arising as a result of the economic downturn. One of the most significant one-time measures was enacted in September 2011 to permit debtors to redeem the outstanding loan amount at a fixed, below market exchange rate that resulted in a substantial loss for the financial industry. Under the currently effective rules debtors may fix the exchange rate applied to their monthly instalments at a below-market exchange rate for a maximum period of five years. The financial losses resulting from this program are borne partially by the Hungarian State and partially by financial institutions.

Pensions

Aegon’s pension business in Central & Eastern Europe experienced considerable growth before the financial crisis of 2008, due mainly to the region’s strong economic growth, and pension system reform in many of the countries in the region.

In the formerly mandatory private pension market, Aegon was active in Slovakia, Poland, and Romania in 2013, having exited Hungary. In the voluntary pension market, Aegon was active in Hungary and Turkey, having exited Slovakia and the Czech Republic in 2013.

In terms of assets under management, Aegon’s private pension funds in Poland, Slovakia and Romania, and voluntary pension fund in Hungary, are among the largest1 in their countries. In terms of member numbers, Aegon has a significant market presence2 in Poland, Romania, and Hungary. As of December 2013, Aegon had a total of 1.6 million pension fund members in Central & Eastern Europe.

Since 2009, a series of legislative changes implemented in Aegon’s regional country units has impacted this line of business significantly. The most significant impact was in Hungary and another significant impact is expected in Poland.

The Hungarian pension legislation changes enacted at the end of 2010 had a significant impact on the private (formerly mandatory) pension system. One of the most important measures was that private pension members were required to choose whether to remain enrolled in the private pension fund (on condition of termination of entitlement to the state pension for employment years after 2011) or opt out of private pension funds, transferring accumulated savings to the state held pension system. As a result, approximately 3% of members decided to remain enrolled in the private pension system and 97% moved to the state pension system.

Further legislative changes, enacted in Hungary at the end of 2011, required that all contributions deducted from the monthly wages of members were transferred to the state driven pension system (Pillar I). Members were able to transfer contributions to the private (formerly mandatory) pension funds only on a voluntary basis.

Following the above mentioned changes, on May 31, 2012, the delegate general meeting agreed to terminate the Aegon private pension fund without any legal successor in Hungary. The liquidation process began on July 1, 2012, and was completed in 2013.

In Poland, in accordance with legislative changes enacted in 2011, the contribution level payable into the private pension fund was reduced significantly. As of 2012, new members may no longer be actively recruited into private pension funds by pension management companies. Also, in accordance with the legislative changes coming into force on January 31, 2014, the Polish treasury bonds, treasury bills and other state backed debt instruments, representing around 50% of the value of the managed pension fund, are to be transferred back to the

1	Sources: Polish Financial Supervision Authority, www.knf.gov.pl; the Association of Pension Fund Management Companies, Slovakia, www.adss.sk; Authority for Financial Supervision, http://asfro.ro/; The Central Bank of Hungary, https://felugyelet.mnb.hu.
2	Sources: Polish Financial Supervision Authority, www.knf.gov.pl; Authority for Financial Supervision, http://asfro.ro/; The Central Bank of Hungary, https:// felugyelet.mnb.hu.

70	Business overview Results of operations – CEE

Social Insurance Institution (ZUS) of Poland. Furthermore, as a result of the changes, membership for the purpose of paying future contributions is to become voluntary. Additionally, ZUS is to provide the retirement benefits to members, requiring a management company to transfer to ZUS the remaining assets, commencing ten years before a member reaches retirement age. As a result, Aegon wrote off the intangible assets on its balance sheet in 2013, resulting in a loss of EUR 192 million before tax.

In Slovakia, Aegon announced its withdrawal from the voluntary pension business in 2011, and exited the market in 2013.

Since September 2012 there has been a significant reduction in the contribution rate payable into private pension funds in Slovakia. Additionally, as of new legislation in 2013, it is no longer mandatory to join a private pension fund (Pillar II).

As of 2013 in Turkey, in accordance with legislative changes enacted in 2012, a reduction is applied to the maximum chargeable level of entrance fees, administration fees, and asset management fees. From 2013, pension contributions are no longer subject to tax incentives; instead, members receive 25% of their contributions in the form of direct support from the state.

In the Czech Republic, as of January 2013, former pension companies were transformed into management companies managing newly launched Pillar II and Pillar III pension funds. These exist alongside the so-called transformation fund, into which savings accumulated to the end of 2012 were placed. Aegon elected not to enter Pillar II in the Czech market. Aegon operated a transformation fund throughout 2013. On December 30, 2013, Aegon disposed of its pension line of business, and thus exited the Czech pension market.

Non-life

Aegon Hungary offers non-life cover (household, car insurance, and some wealth industrial risk). Aegon is the leading1 insurance company in the Hungarian household market. In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

As part of Aegon’s regional expansion, Aegon Hungary opened branch offices in Slovakia in 2010, and in Poland in 2011, selling household insurance policies in these markets.

Competition

Aegon is among the biggest providers operating in the life insurance market in Hungary. In 2013, it was the second largest2 provider in Hungary, based on the first nine months’ standardized premium income, and the third largest3 provider in the non-life insurance market. Aegon is also a significant market participant in Poland4 and Ukraine5. As of September 2013, it was ranked fifth for unit-linked products in Poland, based on gross written premiums. Aegon is not a significant market participant in those markets in which it was relatively recently incorporated: Aegon Slovakia (incorporated in 2003); Aegon Czech Republic (incorporated in 2004); and Aegon Romania (incorporated in 2008). Similarly, Aegon is not a significant participant in Turkey, in which it acquired its business in 2008.

In Hungary’s voluntary pension fund market, Aegon was ranked third6 for both the number of its members and its managed assets in 2012. For managed assets, in 2013 Aegon was ranked fifth7 in the Slovakian private pension market. In Poland, Aegon was ranked eighth8 for number of members and ninth9 for managed assets in 2013. As of December 31, 2013, Aegon ranked seventh10 in the Romanian mandatory private pension market, both for net assets under management and number of members.

Regulation and supervision

In Central & Eastern Europe, a single insurance company may only be licensed for, and conduct, one of either a life insurance or non-life insurance business, and not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption applies to Aegon Hungary.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

¿	The Central Bank of Hungary (MNB);
¿	National Bank of Slovakia (NBS);
¿	Czech National Bank (CNB);
¿	Polish Financial Supervisory Authority (KNF);
¿	Authority for Financial Supervision (ASF) (Romania);
¿	Undersecretariat of Treasury (Turkey);
¿	National Commission for State Regulation of Ukrainian Financial Services Markets.

The above-mentioned authorities promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

1	Source: www.mabisz.hu.
2	Source: www.mabisz.hu.
3	Source: www.mabisz.hu.
4	Source: www.knf.gov.pl.
5	Source: http://uainsur.com.
6	Source: The Central Bank of Hungary, https://felugyelet.mnb.hu.
7	Source: The Association of Pension Fund Management Companies, Slovakia, www.adss.sk.
8	Source: www.knf.gov.pl/.
9	Source: www.knf.gov.pl/.
10	Source: Authority for Financial Supervision, http://asfro.ro.

Annual Report on Form 20-F 2013

In addition to legal regulation, insurance companies are subject to a number of self-regulatory groups in their respective countries. These self-regulatory groups are the main forums for discussion among insurance companies. Their specialized departments (for example, actuarial, financial, and legal) meet periodically. They also engage in lobbying activities.

In Hungary, the foundation and operations of voluntary pension funds are regulated by the country’s Act on Voluntary Mutual Pension Funds (XCVI. 1993). Although, for Aegon, these activities are outsourced to Aegon Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the MNB. Slovakia’s pension market is regulated by Act 43/2004 on pension asset management companies and respective notices. The private pension business is under the supervision of the National Bank of Slovakia (NBS). In Romania, the private pension system is regulated and supervised by the Authority for Financial Supervision (ASF), and the mandatory pension system is subject to Act 411/2004 on Privately Administered Pension Funds, as primary legislation, complemented by individual regulations, as secondary legislation. In Poland, this activity is supervised by the KNF and is governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996) regulates the foundation, operation and reporting obligations of the country’s financial institutions (including Aegon Hungary Mortgage Finance Company). In addition, Aegon Hungary Mortgage Finance Company is under the supervision of the MNB.

Asset liability management

The investment strategy and the asset liability management of the CEE region is overseen within Aegon by the Regional Risk and Capital Committee that meets on a quarterly basis. Aegon CEE’s asset liability management focuses on asset liability duration and liquidity. The performance of the portfolios against benchmarks is also evaluated during these meetings.

Reinsurance ceded

Aegon takes out reinsurance for its life and non-life businesses in Central & Eastern Europe. This strategy is aimed at mitigating insurance risk. Aegon’s companies in the region work only through large multinational reinsurers, which have well-established operations in the region, in accordance with the Aegon Reinsurance Use Policy. For short-tail business Aegon CEE accepts reinsurance companies with a minimum Standard & Poor’s (S&P) rating of A-, and for long-tail business Aegon CEE accepts reinsurance companies with a minimum S&P rating of AA-. The credit standing of the reinsurance partners is held under strict monitoring, discussed on a monthly basis by the Global Reinsurance Use Committee and assessed on a quarterly basis by the Risk & Capital Committee. From 2013, Aegon Hungary began a long-term cooperation with Aegon Blue Square Re for property, catastrophe and motor third party liability risks. In the first phase, Blue Square Re takes the risk; in the second phase, Blue Square Re retro-seeds the risk in the reinsurance market with some retention levels.

The three most important reinsurance programs currently in force (with retention levels for each event indicated in parentheses) are:

¿	Property catastrophe excess of loss treaty (EUR 5.4 million retention). The Slovakian and Polish branch offices have a separate XL treaty with lower retention (EUR 0.2 million);
¿	Motor third party liability excess of loss treaty (EUR 0.4 million retention);
¿	Property per risk excess of loss treaty (EUR 1 million retention).

The majority of treaties in force for Aegon’s operations in Central & Eastern Europe are non-proportional excess of loss programs, except for the life reinsurance treaties, which are made on a surplus and quota-share basis (including various riders).

72	Business overview Results of operations – Asia

Overview of Asia

Aegon Asia operates in the Asia region through three major joint ventures in China, India and Japan, and a network of wholly-owned subsidiaries.

Joint ventures

In 2002, Aegon signed a joint venture agreement with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. Aegon-CNOOC Life Insurance Co. Ltd (Aegon-CNOOC) began operations in 2003. The joint venture is licensed to sell both life insurance and accident and health products in the provinces of mainland China. Aegon-CNOOC has extended its network of offices and business in China since 2003. Its geographic spread provides access to a potential market of more than 640 million people, many in the booming coastal provinces of eastern China.

In 2006, Aegon formed a new life insurance partnership in India with Religare Enterprises Limited and Bennett, Coleman & Company Limited. This partnership began operations as Aegon Religare Life Insurance Co. Ltd (Aegon Religare) in 2008. By December 31, 2013, Aegon Religare had a pan-India distribution network with 70 branches, across 55 cities and 21 states, and had issued more than 345.000 policies to over 300.000 customers.

In early 2007, Aegon signed a joint venture agreement in Japan with Sony Life, one of Japan’s leading insurance companies. Operations launched in 2009 as Sony Life Insurance Co. Ltd (Aegon Sony Life). By December 2013, the joint venture had signed distribution partnerships with one ’mega bank’ and fourteen regional banks, in addition to Sony Life’s Life Planner channel of over 4,000 professionals. The focus of the joint venture is annuity sales in Japan.

The shareholders in the joint venture also agreed to jointly establish a reinsurance company, SA Reinsurance Ltd (SARe), to allow Aegon and Sony Life greater flexibility in the pricing and product design of its annuity products. SARe launched in 2010 and is based in Bermuda with the purpose of hedging the guarantees of Aegon Sony Life’s annuities.

Wholly-owned subsidiaries

In 2011, a new organizational structure was adopted for Aegon’s operations in Asia, with all Asia-based insurance businesses managed as one regional division headquartered in Hong Kong and operates to a branch of Aegon Asia B.V. In 2012, Aegon Direct and Affinity Marketing Services (ADAMS) and Transamerica Life Bermuda (TLB) were integrated into the Asia division of the New Markets operating unit. The objective is to leverage product and distribution expertise, capture efficiencies, and pursue organic growth of Aegon’s franchise in Asia. Previously these entities reported under the Americas operating unit.

TLB has served the high-net-worth market in Asia in an off- and on-shore capacity since the early 1990s.

ADAMS is an independent direct marketing services company with operations in five Asian countries. It was established in Australia in 1998, and subsequently has begun operations in Japan, Hong Kong, Thailand, India and, more recently, Indonesia.

Organizational structure

¿	Aegon-CNOOC Life Insurance Co. Ltd. (50%);
¿	Aegon Religare Life Insurance Co. Ltd. (26%);
¿	Aegon Sony Life Insurance Co. Ltd (50%);
¿	SA Reinsurance Ltd (50%);
¿	Transamerica Life Bermuda;
¿	Aegon Direct and Affinity Marketing Services;
¿	Aegon Asia B.V.

Overview of sales and distribution

In China, Aegon sells its products through multiple distribution channels, such as agents, independent brokers, banks, direct marketing, and the group channel. As of November 2013, Aegon’s bancassurance network in China was 675 outlets.

As of December 2013, Aegon Religare’s widespread agency network, which it had established by 2010, comprised more than 7,000 agents, following some consolidation in 2012. In addition to agency distribution, there has been an increase in Direct to Customer (D2C) distribution, such as digital sales platforms and the use of the direct sales force channel. Aegon Religare is a pioneer in the online protection space, and has experienced a significant increase in the number of sales generated online in 2012 and 2013. Aegon Religare also distributes its products through strategic partner Religare Group, and partnerships with companies that offer financial services to their clients, brokers, and, to an extent, co-operative banks.

Aegon Sony Life in Japan has two primary channels of distribution, the Life Planner channel of Sony Life, Aegon’s joint venture partner and the bank distribution channel, which now comprises fourteen regional banks. In 2010, Aegon Sony Life launched a partnership with SMBC, one of Japan’s largest national banks, and substantially added further regional bank partners thereafter important in Japan as banks sell more insurance. Furthermore, banks are eager to expand into fee income activities due to the reducing effect on mainstay business margins as a result of the financial crisis and low interest rates.

Annual Report on Form 20-F 2013

ADAMS is one of the largest independent insurance direct marketing services companies in Asia by both geographic footprint and premiums. ADAMS specializes in direct and affinity marketing, and services business partners across the direct marketing value chain. It has developed significant capabilities in customer analytics and data management, integrated marketing and operational execution, and is investing in and building digital and e-commerce capabilities to expand opportunities with existing business partners beyond telemarketing.

The focus of TLB is on building strong relationships with private and priority banks, local and international brokers and intermediaries.

Overview of business lines

Life and savings

Aegon provides a broad range of life insurance products through its businesses in China and India. These include unit-linked and traditional life products, as well as endowment, term life, health, group life, accident, and annuities.

In China, Aegon-CNOOC’s agency channel mainly sells regular premium endowment with high-sum assured protection and critical illness products. Regular premium participating endowment and single-pay universal life are key products for the bancassurance channel. Telemarketers largely sell return of premium products. Popular products in the brokerage channel are return of premium, participating endowment, and critical illness.

At the end of 2013, Aegon Religare had a number of term plans, traditional individual participating products, traditional pension participating products, unit-linked plans, and health products.

Universal life and term products

TLB main products consist of USD Guaranteed Universal Life (GUL) and USD term plans for the high-net-worth market, and a new range of products was launched in the fourth quarter of 2013.

Individual savings and retirement

Aegon Sony Life sells variable annuities. It provides a guaranteed lifetime withdrawal benefit (GLWB) with a rollup function of 3% per annum during the deferral period and a guaranteed minimum accumulation benefit (GMAB). The GMAB product has a 105% trigger feature that allows the customer to receive either a lump-sum withdrawal of the difference between the initial premium and account value or have the difference transferred into a separate non- guaranteed account.

Since early 2012, all actively distributed Aegon Sony Life products had an underlying policyholder fund with a volatility-control mechanism which uses the simple index funds of major economies. Target volatilities are in the range of 4.5% to 6%.

Since 2010, SARe has reinsured all minimum guarantees offered on Aegon Sony Life’s variable annuity products.

Non-life

Aegon-CNOOC offers non-life products – mainly short-term accidental and short-term health – to all channels, although sales are concentrated in the group channel, for which the main products are group medical policies.

Aegon Religare sells a health product with the same features as a defined-benefit product, which pays benefits specified for the categories of hospitalization, surgery or critical illness, irrespective of the actual expense incurred by the policyholder. In May 2012, Aegon Religare launched online health plan iHealth, in line with the company’s focus on digital channels. The off-line version is sold by all channels of the joint venture, including agency, direct and business alliances.

ADAMS has multiple international business partners across Asia, including banks and non-financial institutions. ADAMS focuses on protection products that generate risk premiums, such as term life insurance, personal accident insurance, and supplemental health insurance.

Competition

China - Aegon-CNOOC

As of November 30, 2013, there were 70 life insurance companies in the market, including 42 domestic life companies and 28 foreign life insurers. As of November 30, 2013, Aegon-CNOOC ranked thirty-ninth among life insurance companies and twelfth among foreign life companies, based on total premium income . The company’s market share among foreign-invested companies was 2.5%1. In descending order, Aegon-CNOOC’s channel contributions were brokerage, bancassurance, direct marketing, group and agency annual premium equivalent production and bancassurance, group, brokerage, and direct marketing and agency first year premium production.

On November 14, 2013, the CIRC announced the China Life Insurance Experienced Critical Illness Table (2006-2010). As of December 31, 2013, the table is to be used as the basis for evaluating the statutory reserves of critical illness products. The table is expected to have a profound impact on product innovation in the life insurance industry in China.

1	Source: China Insurance Regulatory Commission (CIRC).

74	Business overview Results of operations – Asia

China is following global trends in the use of digital channels, and Chinese government agencies attach great importance to the e-business industry development. With a ‘netizen’ population of around 591 million1, a growing number of people in China purchase insurance products online. On November 6, 2013, Zhong An Online Property and Casualty Insurance Company began operations in Shanghai to become China’s first online insurance company. The company’s main focus is corporate and household insurance for internet transactions. The company’s key shareholders are Alibaba, Tencent, and China Ping An Group.

Aegon-CNOOC began e-sales in early 2013. Digital sales and service platforms allow Aegon-CNOOC to interact with its customers directly, and offer the convenience of around-the-clock service from any location. As of November 30, 2013, about 35 life insurance companies had launched an e-sales channel. In addition, large insurance groups such as New China Life are establishing wholly-owned e-business companies. Insurers such as Taikang Life and Guohua Life have introduced mobile platforms for insurance services and product purchasing, such as WeChat, alongside standard corporate website and third party website platforms. Estimates suggest e-sales have significant potential in the China life insurance market.

India - Aegon Religare

First year premiums, a measure of new business secured by life insurers, were INR 1,024 billion from January to November 2013, compared to INR 1,029 billion in the same period of 2012. Of this, 53.6% was underwritten in the individual segment and 46.4% in the group segment, compared to 58.6% and 41.4% respectively in the same period of 20122.

Linked first year premiums saw a significant drop to INR 109 billion in 2012-2013, a decrease of 37.4% on INR 174 billion in 2011-2012, based on the latest information available on a fiscal year basis from April to March. Non-linked business collections were INR 965 billion in 2012-2013, compared to INR 966 billion in 2011-2012. Total premiums underwritten by the life insurance sector in 2012-2013 were flat at INR 2,872 billion, against INR 2,870 billion in 2011-2012. Renewal premiums accounted for 62.6% of this total, compared to 60.3% in 2011-2012, and first year premiums contributed the remaining 37.4%, against 39.7% in 2011-2012. Agency sales forces continue to be an important distribution channel. Life insurers with banking partners are able to scale up distribution platforms, which are gradually increasing volumes.

There were 24 licensed life insurers in India at the end of December 2013. The Life Insurance Corporation of India remains dominant with a 73% share of new business premiums, with the balance dispersed among private sector companies.

From January to December 2013, the total premium collected by Aegon Religare decreased by 7% to around INR 4.21 billion, from INR 4.52 billion in 2012. This was due to a drop of nearly 22% in first year premium collection to INR 1.29 billion, from INR 1.67 billion in 2012. Renewal premium collection was slightly up at around INR 2.91 billion, compared to INR 2.85 billion for the same period in 2012.

Japan - Aegon Sony Life

The bancassurance channel is a key growth area in the Japanese insurance market. The largest share of market growth is from single premium whole life products. The surrender payment rate of these is higher than savings account interest, and the commission rate incentivizes strong sales by bancassurance representatives.

There is a strong need in Japan for individual annuity products for self-support after retirement. This is because falling birth rates and an aging population work against the public pension scheme. Guaranteed minimum accumulation benefit remains the main product in the variable annuities market. There are seven active companies in Japan’s variable annuities market. Aegon Sony Life had the second largest market share in 2013, up from fifth in 2012, with cumulative annual variable annuities sales of JPY 151.6 billion (JPY 34.3 billion in 2012).

Asia - ADAMS

Economic pressure on traditional distribution channels and changes in customer purchasing behavior are driving market recognition that direct marketing is a growing opportunity with further potential. Multinational insurers are increasing their capabilities across the region.

In D2C, market participants use their customers’ preferred channels. For insurers, this primarily involves the tactical deployment of media such as Direct Response TV, product microsites, health portals, social media platforms. and mobile applications. Online sales for non-life products is increasing in many markets across the region, while life products e-commerce is emerging.

Hong Kong and Singapore - TLB

One of the key challenges affecting Hong Kong and Singapore is the number of new providers entering the high-net-worth and affluent market, alongside the well-established players HSBC Life, AIA, Manulife Bermuda, and Sun Life Bermuda.

Production for the year reached USD 54.9 million, which was 183% of budget and more than double 2012’s figure of USD 26.1 million.

1	Source: China Internet Network Information Centre as of June 2013.
2	Source: Monthly New Business Report from Insurance Regulatory and Development Authority (IRDA) / IRDA Annual Report 2012-2013.

Annual Report on Form 20-F 2013

Regulation and supervision

China - Aegon-CNOOC

The insurance industry in China is regulated by the CIRC. Its regulatory supervision is described as ‘enhancing services, reinforcing regulation, preventing risks, and promoting development’.

The CIRC’s priorities are to promote healthy and continuous development of business, maintain market stability, and prevent systematic and regional risks. It pays increasing attention to risks concerning maturity payment and surrender, fund utilization, and low solvency.

To further strengthen the protection of policyholders’ rights and interests, the CIRC continuously advances the supervision of misleading sales, improves supervision systems and measures on life insurance services, and formulates a minimum service standard.

The CIRC also strengthens supervision of insurance corporations, and promotes the China Risk-Oriented Solvency System. A key focus is the implementation of regulations with the aim of making current corporate governance system more effective.

The CIRC also promotes market-oriented reform by further reducing administrative approval processes, driving a broad range of reforms, such as product pricing and marketing mechanisms, and allowing markets to play a fundamental role in resource allocation.

India - Aegon Religare

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority (IRDA). The IRDA regulates, promotes and encourages the orderly growth of insurance and reinsurance business in India. Established by the Government of India, it safeguards the interests of the insurance policy holders of the country.

The IRDA is very active in bringing new regulation. For example, in 2013, the IRDA updated existing and released new regulatory guidelines. Significant changes were made to the following: guidelines on various features of traditional and linked products; investment regulations and fixed income derivatives regulations, including the allowance of interest rate swaps for the purpose of hedging liabilities with interest rate exposure.

Japan - Aegon Sony Life

The Financial Services Agency (FSA) is the government agency supervisor of all insurance companies in Japan. New products and major product amendments are filed with, and approved by, the FSA. General policy provisions, statements of business procedure, pricing and valuation are approved by the FSA. The FSA has the right to on- and off-site inspections. Relevant regulations for insurance operations include, among others, the Insurance Business Law and related enforcement/notice, the Insurance Act, and the Financial Instruments and Exchange Act.

In late 2012, the FSA issued a new solvency margin risk standard which limits the assets used while broadening the measurement for solvency risk. Most recently, the FSA has strictly monitored the solicitation of insurance products to the elderly; as a result, Aegon Sony Life has recently enhanced its guidelines.

Asia - ADAMS

In Hong Kong, the Privacy Commissioner for Data Protection ordered Aegon Direct, a broker company and a wholly owned subsidiary of ADAMS, to delete personal information collected from customers by a vendor which may have misled some of those individuals into providing their information, or did not properly disclose how the information would be used. Aegon Direct was permitted to avoid the deletion by obtaining new customer consent from each individual, and was able to retain thousands of customers through a calling outreach program which ended in August. Aegon removed those customers it was not able to reach by the regulatory deadline of September 30, 2013.

In direct markets, an evolving regulatory environment relates in particular to the use of personal data for marketing purposes. ADAMS remains abreast of any changes or proposed changes to regulations governing personal data in all of its markets. Where appropriate, ADAMS implements industry standard compliance programs, such as PCI Compliance in Australia and P-Mark in Japan.

Hong Kong and Singapore - TLB

TLB is incorporated in Bermuda and is regulated by the Bermuda Monetary Authority, the integrated regulator of the financial services sector in Bermuda. TLB’s Asia branches are located in Hong Kong and Singapore. The insurance industry in Hong Kong is regulated by the Office of the Commissioner of Insurance (the “OCI”). The OCI’s priorities are to oversee the financial conditions and operations of authorized insurers in Hong Kong. In addition, the OCI considers itself to be a market enabler, committed to facilitating both the healthy development of the insurance industry and the protection of policyholders. The insurance industry in Singapore is regulated by the Monetary of Singapore (the “MAS”). The MAS is an integrated supervisor overseeing all financial institutions in Singapore – banks, insurers, capital market intermediaries, financial advisors and the stock exchange. Its mandate is to foster a sound and progressive financial services sector in Singapore. The MAS also promotes a strong corporate governance framework and close adherence to international accounting standards.

Asset liability management

China - Aegon-CNOOC

A monthly asset liability management meeting is held to monitor duration and liquidity management. The durations of liabilities and assets are calculated separately by block and the duration gap is analyzed. Based on the payment structure and term of

76	Business overview Results of operations – Asia

insurance liabilities, Aegon-CNOOC usually purchases corporate bonds, government bonds, bank deposits, debt projects, or other fixed income assets to match this liability. Operating funds are invested in the bond fund, money-market fund and bond repurchase markets to achieve higher investment returns.

The respective Risk & Capital Committees of Aegon-CNOOC meet every quarter to manage and monitor asset and liability matching, using the result of stress-test scenarios based on the Economic Capital Model, liquidity tests, and duration mismatch tests.

India - Aegon Religare

Aegon Religare has a board-level Investment Committee and a board-level Risk Management & Capital Committee (RMC). Additionally, there is a management-level Risk & Capital Committee (RCC). A regular review of risk and capital requirements is conducted by the committee members of the RCC and RMC. Asset liability management (ALM) became critical to the business in 2012 as the business mix changed and sales of traditional products increased. Monthly reviews are performed to ensure appropriate ALM for the closed block of business under traditional products; at the end of each quarter the ALM report is tabled at the RCC meeting.

Japan - Aegon Sony Life and SARe

Aegon Sony Life reinsures (cedes) 100% of its guarantees on variable annuities to SARe. SARe has a comprehensive hedging program in place that covers the major risk dimensions. Execution of this hedging program is outsourced to Aegon USA Investment Management LLC. Comprehensive risk management procedures have been defined to ensure implementation of appropriate risk management activities in accordance with Aegon’s Risk Management Policy.

In reinsuring minimum variable annuity guarantees, SARe accepts certain market and policyholder behavior risks. SARe covers payments under the guarantees to the extent that benefits to the policyholder exceed the variable annuity account value. The market risks are managed through the use of capital-market hedging techniques.

The hedging program includes futures contracts, foreign currency forwards and interest rate swaps. Futures contracts are traded on market indices such as TOPIX, S&P 500, FTSE 100, and EuroStoxx 50. Not all equity indices are traded in Japanese Yen (SARe’s functional currency): currency exposure is hedged with foreign currency forwards. The hedging program requires regular determination of risk exposures, and regular market monitoring and trading. The program requires substantial cash reserves to cover potential losses on hedging instruments, transaction costs and other charges, all of which are supported by the shareholders as necessary. The hedge strategy is not expected to eliminate all of the volatility from guarantee value changes. The hedge objective is to minimize economic volatility, which is expected to be reduced by approximately 70%-80%. The hedge will not fund all changes in capital, as a strategy to minimize capital volatility is different to its strategy to minimize economic or income volatility.

Policyholder behavior risks are managed through a combination of product design, pricing techniques, hedge construction and rebalancing to reflect emerging experience, and are reflected in the reinsurance premium that is charged by SARe to Aegon Sony Life. In addition to these pricing and hedging risk mitigation techniques, for certain products capital contains a provision for adverse deviation. As such, increases in capital due to unexpected deviations in policyholder behavior or an unfavorable basis error are cushioned by applying an assumption for hedge effectiveness in capital (and reflected in pricing). This assumption is lower than is expected to be realized based on results from a ten-year back-test of Aegon Sony Life’s hedge strategy (the back-test is from June 1999 to June 2009). SARe’s Risk & Capital Committee meets on a quarterly basis.

Asia - ADAMS

The ADAMS assets are managed by Aegon USA Investment Management in the United States in a pool of assets backing simular liabilities. Asset Liability Management is performed as part of assets portfolio management.

Hong Kong and Singapore - TLB

The TLB assets are currently managed by Aegon USA Investment Management in the United States in a pool of assets backing simular liabilities. Asset Liability Management is performed as part of assets portfolio management.

Reinsurance ceded

China - Aegon-CNOOC

Aegon-CNOOC shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Most of the individual morbidity risks are taken by General Re and Munich Re in quota share. The group products are mainly reinsured by Hannover Re. Aegon-CNOOC has also modified co-reinsurance with Hannover Re to improve its solvency ratio in addition to morbidity and mortality risk transfer. Aegon-CNOOC reviews the reinsurance structure regularly and adjusts it based on the claim experience and its risk acceptance capability.

India - Aegon Religare

Reinsurance arrangements are regulated by the IRDA. Aegon Religare has reinsurance treaties with Munich Re, Swiss Re and RGA Re to share mortality and morbidity risks through surplus-and quota-share arrangements on a risk-premium basis.

Annual Report on Form 20-F 2013

Japan - Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on variable annuities with SARe. Aegon Sony Life may use third party reinsurance for a minor part of this, taking into account transfer pricing issues.

Asia - ADAMS

ADAMS’ business model mainly creates value by offshore reinsurance through an Aegon reinsurer, whereby risk-based premium is acquired for the group. ADAMS positions itself as an independent marketing services provider, which allows it to front partnerships with local insurers, particularly where Aegon does not have a local presence. ADAMS also generates some fee income from its services.

Hong Kong and Singapore - TLB

TLB uses third party mortality reinsurance for its universal life and traditional policies. Mortality reinsurance takes the form of yearly-renewable term excess-of-retention or quota-share arrangements, and is typically arranged through a pool of reinsurers, which are generally the leading providers in the reinsurance industry.

There is also a coinsurance arrangement with the affiliate company TLIC for some universal life business. The mortality risk on these products is first ceded to third party reinsurers, and the retained risks are 100% or 80% coinsured with TLIC.

78	Business overview Results of operations – Spain

Overview of Spain

Aegon entered the Spanish market in 1980 with the purchase of local insurer Seguros Galicia. In recent years, Aegon’s activities in Spain have developed through distribution partnerships with Spanish banks.

Until 2010, Aegon Spain operated through two subsidiaries, Aegon Seguros Salud and Aegon Seguros de Vida, which merged to form Aegon Espana S.A. de Seguros y Reaseguros, as of January 1, 2011. Aegon Administracion y Servicos A.I.E., a separate legal entity, provides administration and operations services to all Aegon companies in Spain, including joint ventures with third parties. In addition, Aegon operates through partnerships with the financial entities Banco Santander, Cajatres and Liberbank.

Aegon sold its stake in the partnership with Unnim on June 3, 2013, and with Caja Mediterraneo on July 19, 2013.

Organizational structure

Aegon Spain’s main subsidiaries and affiliates are:

¿	Aegon Espana S.A. de Seguros y Reaseguros;
¿	Aegon Administracion y Servicos A.I.E.;
¿	Caja Badajoz Vida y Pensiones (50%), in partnership with Cajatres;
¿	Cantabria Vida y Pensiones (50%), in partnership with Liberbank.
¿	Liberbank Vida (50%), in partnership with Liberbank;
¿	Aegon Santander Generales Seguros y Reaseguros (51%), in partnership with Banco Santander;
¿	Aegon Santander Vida Seguros y Reaseguros (51%), in partnership with Banco Santander.

Overview of sales and distribution channels

The challenging economic situation in Spain, which is expected to continue in 2014, has affected all channels, particularly bancasurance. The banking sector has undergone deep change since 2012, when a structural reform program was implemented in Spain. This resulted in the restructuring of the banking sector and triggered a wave of mergers and acquisitions aimed at consolidation, an ongoing process which continues to affect Aegon’s partners Liberbank and Cajatres.

The main distribution channel in the Spanish market is bancassurance, which accounts for 72% of life sales, compared to 27% for brokers and a negligible share for direct customers.

Aegon Spain distributes its products nationwide through partner branches and its own sales network.

Caja Badajoz Vida y Pensiones

Under Aegon’s partnership with Caja Badajoz, agreed in 2005, Aegon and Caja Badajoz set up a 50/50 joint company to sell life insurance and pensions. Caja Badajoz has a network of 229 branches, primarily in the western region of Extremadura, which adjoins Spain’s border with Portugal. In 2011, Caja Badajoz Vida entered into a SIP (Institutional System of Protection) named Grupo Cajatres, currently integrating Caja Inmaculada, Caja Circulo de Burgos and Caja Badajoz.

Cantabria Vida y Pensiones and Liberbank Vida

Caja Cantabria is one of the largest savings banks in northern Spain, located primarily in its home province of Cantabria. In 2011, Caja Cantabria Vida y Pensiones entered into a SIP named Liberbank, currently integrating Cajastur (320 branches), Caja Extremadura (225 branches) and Caja Cantabria (152 branches).

Aegon Santander Generales Seguros y Reaseguros and Aegon Santander Vida Seguros y Reaseguros

In December 2012, Aegon and Banco Santander entered an alliance for the distribution of certain insurance products. This became fully operational in June 2013 following completion of the precedent conditions and administrative authorizations.

Banco Santander is the largest financial institution in Spain, with 4,548 branches nationwide. Aegon’s agreement with Banco Santander concerns the business lines of pure life risk and the general insurance products accident, home and commercial multi-risk insurance, and sickness. These are to be sold through two insurance entities, Aegon Santander Vida for pure life risk products, and Aegon Santander Generales for general insurance products. Aegon’s share in each entity is 51%.

Annual Report on Form 20-F 2013

Distribution

Aegon Spain distributes life insurance, general insurance, health and pension products. It uses two main distribution channels, Bancassurance, comprising 66% of the total, and its own network of brokers and agents. Aegon Spain’s sales network is focused on individual life and health insurance in urban and rural areas.

Overview of business lines

Aegon Spain primarily serves retail customers, and offers life insurance, general insurance, accident and health, and pension products. The recent partnership with Banco Santander enabled Aegon Spain to begin offering general insurance. The gross premium written contribution in 2013 for each of Aegon Spain’s business lines was 69% for life insurance, 20% for accident and health insurance, and 11% for general insurance.

Competition

The Spanish insurance market is highly competitive.

For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. The life market is dominated by Grupo Caixa, with a 21% market share, and Santander, with a 12% share, followed by Mapfre, with 10%. Aegon Spain’s market share is 1.09%.

For Aegon Spain’s health and general insurance products, the main competitors are foreign and local companies. Mapfre leads the non-life insurance market with a 19% market share, followed by Axa and Generalli, both with an 8% share. The non-life market is more fragmented than the life market. Aegon Spain’s multi-risk business line is responsible for non-life and has a market share of 0.88%.

Regulation and supervision

Direccion General de Seguros (DGS) is the regulatory authority for the Spanish insurance industry. Insurance companies are required to report to DGS on a quarterly basis. Spanish regulations incorporate all requirements of the relevant European Union directives. The local regulations for solvency margin are based, respectively, on percentages of the reserves for the life insurance business and of the premiums and sum at risk for the health and general insurance business. The local regulations for investments require the appropriate matching of investments and technical provisions, and also establish different levels of restrictions on the type of assets in which the insurance company may invest.

Asset liability management

Aegon Spain’s approach to asset liability management is, respectively, to make projections of asset and liability cash flows, calculate their present values using a market yield curve, and compute the main parameters affecting these cash flows, such as duration and convexity. The goal is to lock in the spread by matching the duration of assets to the duration of liabilities.

Reinsurance ceded

Aegon Spain has a ‘one Aegon’ reinsurance management policy, meaning that both its joint ventures and own business are treated as a whole, with the same economic conditions and reinsurers panel, but with individual profit shares without losses carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. With this approach, Aegon Spain seeks to optimize the cost of reinsurance coverage, sharing the profits and not the losses, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Maximum retention levels vary by product and by nature of the risk being reinsured; generally, however, the retention limit is between EUR 30,000 and EUR 60,000 per life insured. Aegon Spain remains contingently liable for the amount ceded should the reinsurance company fail to meet its obligations. Aegon Spain generally uses only reinsurance companies that have a Standard & Poor credit rating of “A” or higher. Aegon’s Group Reinsurance Use Committee is involved in the pre-approval of reinsurers, and the selection of reinsurers where a reinsurer has a rating of below “A”. In addition, to reduce its exposure to defaults, Aegon Spain has several reinsurers on its panel and regularly monitors the creditworthiness of each. Further protection is taken out through funds that are withheld for investment by the ceding company where appropriate.

80	Business overview Results of operations – France

Overview of France

Aegon is present in the French insurance market, the second largest in Europe, through a partnership agreement with AG2R La Mondiale.

History

In 2002, Aegon began a partnership with mutual insurer La Mondiale through the acquisition of a 20% interest in La Mondiale Participations, La Mondiale’s subsidiary company. La Mondiale Participations offers a wide range of life insurance, pensions, savings, investment and asset management services to corporate and individual retail customers through three subsidiaries, Arial Assurance, La Mondiale Partenaire and La Mondiale Europartenaire. In 2004, Aegon increased its stake in La Mondiale Participations from 20% to 35%. In 2005, the Aegon Pension Network was launched in collaboration with La Mondiale. In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger, which has not affected Aegon’s partnership with La Mondiale, created a significant insurer in France serving some 8 million customers (including retirees). The new group became operational at the start of 2008. In 2009, La Mondiale Partenaire started to distribute “Terre d’Avenir”, Aegon’s variable annuities product.

Overview of sales and distribution channels

Arial Assurance specializes in collective pensions for large corporates. La Mondiale Partenaire focuses on high-net-worth individuals in France. La Mondiale Europartenaire serves high-net-worth individuals in Luxembourg. Arial Assurance distributes its corporate solutions through agents and brokers, while La Mondiale Partenaire and La Mondiale Europartenaire distribute their individual solutions predominantly through banks and independent financial advisers.

Market position

In 2012, AG2R La Mondiale is ranked tenth by premiums in the life insurance sector and first by premiums in corporate pensions. The Association of Insurers of Luxembourg ranked La Mondiale Europartenaire fourth by premiums in 2013 with a 9% market share.

Annual Report on Form 20-F 2013

Overview of Variable Annuities Europe

Variable Annuities Europe’s legal entity is Aegon Ireland plc, located in Dublin. Its primary business line is variable annuities for Europe, active in the United Kingdom, Germany, France, and the Netherlands. In addition Aegon Ireland offers offshore bonds for the market in the United Kingdom.

Overview of sales and distribution channels

In the United Kingdom and the Netherlands, Aegon Ireland does not employ a direct sales force, but works with the local sales forces of the Aegon companies.

In Germany, Aegon Ireland has its own branch office in Frankfurt and employs a direct sales and customer service team.

Sales in France are through AG2R La Mondiale. Aegon N.V. has a 35% stake in La Mondiale Participations, including the insurance entity with which Aegon Ireland cooperates.

Variable annuities

Variable annuities are advised products distributed primarily through financial advisers and banks.

In the United Kingdom, Aegon’s distribution channels are the Aegon Retirement Choices (ARC) platform – an online service that allows financial advisers to manage their clients’ investment portfolios – banks, and financial advisers.

Aegon Ireland launched its first variable annuity product in Germany in August 2013. Key distribution channels are broker pools and financial adviser networks, serviced through the branch office in Frankfurt.

In France, AG2R La Mondiale sells a single variable annuity product, of which the guaranteed lifetime income option is reinsured to Aegon Ireland. The product is sold through AG2R La Mondiale’s own internal networks and through platforms to financial advisers and banks.

In the Netherlands, a single variable annuity product is distributed through Aegon’s local banking and financial adviser channels.

Offshore bonds

Offshore bonds are offered exclusively in the United Kingdom and distributed through Aegon’s ARC platform, other third party platforms, banks, and financial advisers.

Overview of business lines

Variable annuities

Variable annuity products are essentially unit-linked life insurance products with guarantees. They typically offer a range of investment fund options linked in proportions selected by the policyholder to equities and fixed interest investments. The guarantees may take several different forms, from guarantees of a minimum level of future income for life (immediate or deferred) or a given term to capital guarantees over a defined period and death benefits. Charges for the guarantees are applied to the policyholder’s account value and typically vary according to the proportion of equity investment.

Variable annuities allow a customer to participate in equity or bond market performance with the assurance of a minimum level of future benefit, regardless of the performance of their account. Variable annuities allow a customer to select payout options designed to help meet their need for income upon maturity, including lump sum payment or income for life or a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds, including bond and equity funds and, usually, a cash fund. For most products, the client selects investment options based on the their preferred level of risk. The assets related to this product are segregated for the benefit of policyholders in separate accounts of the insurance company.

The account value of variable annuities reflects the performance of the funds. The insurance provider earns administration and expense charges, as well as guarantee charges for the guaranteed benefits.

Offshore bonds

Offshore Wealth Management products are open-ended unit-linked life insurance products. They offer a wide range of investment choices, allowing investment into a very large range of external assets, such as collective investment schemes, unit trusts, and open-ended investment companies (OEICs), together with internal unit-linked funds managed by Aegon Ireland and cash deposits.

82	Business overview Overview of Variable Annuities Europe

The premiums paid are invested in the underlying funds as selected by the client. Alternatively, clients may request the appointment of a specialist fund manager to select the underlying funds on an advisory or discretionary basis.

The assets related to this product are segregated for the benefit of policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders.

Offshore Wealth Management products allow a customer to make regular withdrawals from their policy provided there is sufficient value in the underlying fund. The death benefit is typically 100.1% of the surrender value of the policy on the death of the last life assured. Offshore Wealth Management products do not have explicit guarantees. The surrender value reflects the performance of the funds selected by the client and, therefore, the final surrender value of the policy may be less than the original investment.

The account value of Offshore Wealth Management products reflects the performance of the funds. The insurance provider earns ongoing administration and expense charges on the policy. Collected surrender charges are typically applied to recoup deferred acquisition costs.

Competition

Variable annuities

From 2012 to 2013, the competitive environment for variable annuities in Europe has experienced no significant change. Ongoing difficult economic and financial conditions have limited new product launches. In the United Kingdom, there are two competitors, Axa and MetLife. MetLife is the market leader, with a total variable annuity market solution covering both pensions and onshore bonds.

In Germany, several competitors offer variable annuity type products, but variable annuities are generally not essential to their overall offering. The main competitors are Canada Life, Axa, and Baloise. Other providers include Allianz, Swiss Life, Generali, and Friends Provident.

In France, AXA and Allianz are the only other providers offering variable annuities, with AXA leading the market.

Offshore bonds

The UK offshore bond market remains highly competitive. Aegon has a 6% market share, placing it sixth. The top three providers by market share are Axa Wealth, Standard Life, and Canada Life, respectively.

Regulation and supervision

Aegon Ireland is registered as a life insurance company in Ireland under the European Communities (Life Assurance) Framework Regulations 1994 (the 1994 Regulations), which implements the Consolidated Life Directive in Ireland. Aegon Ireland is regulated by the Central Bank of Ireland. As an Irish authorized life insurance company, Aegon Ireland may undertake life insurance business in any member state of the European Economic Area on either a freedom of services (FOS) or freedom of establishment (FOE) basis, subject to the notification requirements set out in the 1994 Regulations.

Aegon Ireland operates on an FOE basis in Germany (with a branch office in Frankfurt) and on an FOS basis in the United Kingdom and the Netherlands, selling life insurance products in Class III (contracts linked to investment funds) and Class I (life insurance and contracts to pay annuities on human life), excluding contracts written in Class II (contracts of insurance to provide a sum on marriage or on the birth of a child). Aegon Ireland must comply with the general good provisions that apply to insurers selling such policies in each jurisdiction.

The Central Bank of Ireland has sole responsibility for the prudential supervision and regulation of Aegon Ireland. As a consequence, Aegon Ireland’s entire business, state of solvency, establishment and maintenance of technical reserves, quality of corporate governance, risk management, and internal control systems are all subject to monitoring and supervision by the Central Bank of Ireland. Aegon is required to submit annual returns to the Central Bank of Ireland and is subject to annual review meetings and themed visits. The Central Bank of Ireland has wide powers of intervention in all areas of Aegon Ireland’s business.

Annual Report on Form 20-F 2013

Overview of Aegon Asset Management

Aegon Asset Management was formed in October 2009, and brings together Aegon’s asset management businesses from around the world. Aegon reports results from Aegon Asset Management through the New Markets reporting line.

Organizational structure

Aegon Asset Management has three main brands;

¿	Aegon Asset Management specializes in providing fixed income, real estate loan and asset allocation solutions to a range of customers. It benefits from long-standing experience in managing these asset classes for Aegon.
¿	Kames Capital is a United Kingdom based asset management company providing fixed income, equities, real estate and multi-asset solutions to United Kingdom and international clients.
¿	TKPi is a Netherlands-based fiduciary manager recognized for its manager selection and tailored advice to the Dutch pension market.

Aegon Asset Management has offices in the Netherlands, the United Kingdom, the United States, Canada, Central & Eastern Europe, Spain, Hong Kong and mainland China.

The main operating entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V. (the Netherlands), TKP Investments B.V. (the Netherlands), Kames Capital plc (United Kingdom) and Aegon Industrial Fund Management Company Ltd (China, 49% owned).

Aegon Asset Management is managed by a global board representing a number of global functions and local leadership roles.

Overview of business lines

Aegon Asset Management manages significant funds on behalf of other Aegon insurance units. Asset inflows are derived from insurance company sales invested into the general account or insurance funds, depending on the product sold. Aegon Asset Management receives funds either in a ‘closed architecture’ structure (the insurance affiliate seller delegates funds to Aegon Asset Management) or through competition with external asset managers in an ‘open architecture’ structure (the insurance affiliate seller may choose to delegate funds to an external fund manager other than Aegon Asset Management). Aegon Asset Management also services third party retail and institutional customers investing through collective investment schemes or segregated mandates.

General account business consists of funds held on the balance sheet of Aegon insurance companies to meet policyholder liabilities, typically where the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and mortgage loans. Aegon Asset Management also manages the general account derivatives book.

Affiliate sales business generally consists of funds sold by affiliate insurers where the policyholder return is determined by the investment return of the fund, so that the risk is for the policyholder rather than Aegon. The funds have various legal structures, and are usually managed against a benchmark or peer group target. The main asset classes include fixed income, equities, real estate, mortgage loans and alternatives. In the United States and the United Kingdom, a significant element of affiliate sales is conducted on an open architecture basis.

For third party business, product design and distribution are typically controlled by Aegon Asset Management (whereas for general account and affiliate sales business these are controlled by the insurance companies). Some third party business is sourced through co-operation arrangements with insurance affiliates. The retail businesses typically sell collective investment vehicles (mutual funds) to the public through wholesale distributors and independent intermediaries. The main asset classes are fixed income and equities, and the funds are usually managed against a benchmark or peer group target. The institutional businesses typically sell tailored services to large corporations or pension funds. They employ a full range of asset classes and manage the funds against objectives, targets and risk profiles agreed with clients. Both absolute and relative return products are offered. Aegon Asset Management distributes these services internationally.

Competition in main locations

Aegon Asset Management competes with other asset management companies on insurance platforms to acquire business from open-architecture Aegon insurance units and third parties. Aegon Asset Management’s competitors include global asset managers, which either belong to a financial conglomerate or are stand-alone, and local specialists in the countries where it is active. Generally, there are different competitors for different types of asset class or different styles of management.

84	Business overview Overview of Aegon Asset Management

In the United States, fixed income, asset allocation and real estate loans are the focus. In the wholesale market, Aegon Asset Management collaborates as a subadvisor with its insurance company affiliates to produce competitive products. It also works with consultants and other partners to offer products to third party institutions.

In the Netherlands, Aegon Asset Management provides a wide range of investment solutions to retail and institutional clients through its affiliate insurance company. In the third party institutional market, it competes with both fiduciary and balance sheet managers, and global asset managers with an asset-only proposition. Competition continues to be strong in the pension fund industry due to the ongoing consolidation of pension funds and growing service requirements of pension fund clients.

In the United Kingdom, competition in the third party wholesale market is heavily influenced by the effect on distribution of new regulation changes. Kames Capital has received strong net inflows to its flagship fixed income and equity products.

Regulation and supervision

Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is regulated by DNB (the Dutch central bank) as a financial holding company according to the Dutch Act on Financial Supervision. In Europe, regulation for asset management companies is different from that for insurers as it is based on separate European Union directives. Aegon Asset Management’s underlying operating entities are regulated by their local regulators, including the AFM (Autoriteit Financiële Markten) and DNB for Dutch entities, the FCA (Financial Conduct Authority) for United Kingdom based entities, the SEC (Securities & Exchange Commission) for United States based entities, and the CSRS (Chinese Securities Regulatory Commission) for Chinese based entities.

Annual Report on Form 20-F 2013

Risk management

General

As an insurance group, Aegon manages risk on behalf of its customers and other stakeholders. As a result, the company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the company’s strategy.

Definition and tolerances

For Aegon, risk management involves:

¿	Understanding which risks the company is able to underwrite;
¿	Establishing a company-wide framework through which the risk-return trade-off associated with these risks can be assessed;
¿	Establishing risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks;
¿	Measuring and monitoring risk exposures and actively maintaining oversight of the company’s overall risk and solvency positions.

By setting certain predefined tolerances and adhering to policies that limit the overall risk to which the company is exposed, Aegon is able to accept risk with the knowledge of potential returns and losses

Objectives of risk management

Aegon’s risk strategy provides direction for the targeted Aegon risk profile while supporting the Aegon business strategy. The targeted risk profile is determined by customer need, Aegon’s competence to manage the risk, the preference of Aegon for the risk and whether there is sufficient capacity to take the risk. Key inputs for our risk preferences include expected returns, alignment with customer interests, the existing risk exposures and other risk characteristics.

Next to the targeted risk profile, risk tolerances and limits are established to ensure that Aegon maintains, at all times, a solvency and liquidity position such that no plausible scenario would cause the company to default on its obligations to policyholders. To accomplish this, Aegon has established a number of risk criteria and tolerances as part of its risk strategy:

¿	Financial strength: Ensure Aegon meets long-term obligations to policyholders and to enable Aegon to compete in key markets as a financially strong global insurer;
¿	Continuity: Ensure that Aegon meets policyholder obligations, even under extreme event scenarios;
¿	Culture: Encourage a strong risk awareness by stressing the company’s low tolerance for operational risk. This helps to improve operational excellence and ensures that the company is fair in its treatment of customers and other stakeholders;
¿	Risk balance: Manage the concentration of risk and encourage risk diversification within Aegon.

Aegon’s risk governance framework

Aegon has a strong culture of risk management, based on a clear, well-defined risk governance. The goals of this risk governance are:

¿	To minimize ambiguity by clearly defining roles and responsibilities and risk reporting procedures for decision makers;
¿	To institute a proper system of checks and balances, and to ensure that senior management is aware at all times of material risk exposure;
¿	To manage risk in line with the targeted risk profile, including the avoidance of an over-concentration of risk in particular areas;
¿	To facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs;
¿	To reassure external stakeholders that Aegon has appropriate risk management structures and controls in place.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, Aegon has a comprehensive suite of company-wide risk policies, which detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units. Aegon’s risk management governance structure has three basic layers:

¿	The Supervisory Board (SB) and the Supervisory Board Risk Committee (SBRC);
¿	The Executive Board (EB) and the Management Board (MB);
¿	The Enterprise Risk Management Committee (ERMC) and the Group Risk & Capital Committee (GRCC).

Additionally, there are working groups and regional committees which support the ERMC and GRCC.

Aegon’s EB has overall responsibility for risk management. The EB adopts the risk strategy, risk governance, risk tolerance and material changes in risk methodology and risk policies. The Group Chief Risk Officer (CRO) attends EB meetings and has a direct reporting line to the SB to discuss enterprise risk management and related matters, and is a member of the MB.

The MB oversees a broad range of strategic and operational issues. While the EB remains Aegon’s statutory executive body, the MB provides vital support and expertise in safeguarding Aegon’s strategic goals. The MB discusses and sponsors

86	Risk and capital management Risk management

enterprise risk management, in particular the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies.

The SBRC is responsible for overseeing Aegon’s enterprise risk management framework, including risk governance and measures taken to ensure risk management is integrated properly into the company’s broader strategy. The SBRC oversees the company’s risk exposure as it relates to capital, earnings and compliance with Group Risk policies. It is the responsibility of the EB and the Group CRO to inform the SB of any risk that directly threatens the solvency, liquidity or operations of the company. Details of members of the SBRC can be found on pages 96 and 97 of this Annual Report.

The MB is supported by two committees:

¿	The Enterprise Risk Management Committee (ERMC), which supports Enterprise Risk Management (ERM) framework development and maintenance, including risk strategy, risk governance, risk tolerance, risk methodology and risk policies;
¿	The Group Risk & Capital Committee (GRCC), which, as the primary balance sheet management committee of Aegon, supports risk oversight.

The ERMC can seek advice on significant ERM framework development work from temporary working groups comprising subject matter experts who represent the company’s businesses. These working groups are established by the ERMC, including their membership, scope of work and deliverables.

The GRCC focuses on managing Aegon’s overall solvency and liquidity position, while ensuring that risk taking is within the risk tolerance statements and Group Risk policies. The GRCC informs the MB about any identified or near breaches of overall tolerance levels, as well as any potential threats to the company’s solvency, liquidity or operations. Risk & Capital Committees (RCCs) have been established at each of Aegon’s regions.

The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of the GRCC, but are tailored to local circumstances. Group Risk is responsible for the development, maintenance and oversight of compliance with the ERM framework, including risk strategy, risk governance, risk tolerance, risk methodology and risk policies. Group Risk also keeps oversight of material risk, balance sheet and commercial decisions taken throughout the company. Group Risk further identifies good risk management practices, facilitates implementation thereof, and helps to ensure that there is consistency in the application of these practices across the company. In addition, Group Risk prepares risk management information, including information about current risk exposures and issues, and further sensitivity and scenario analyses, either at its own initiative or at the request of management.

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

Aegon’s risk management staff structure is fully integrated. Business unit CROs have a direct reporting line into the Group CRO or one of the regional CROs that report directly into the Group CRO. Regions include the Americas, the Netherlands, United Kingdom, Central & Eastern Europe, Asia, Spain, Variable Annuities Europe, Aegon Asset Management, and the holding.

Lines of defense

Aegon’s risk management structure is organized into three ‘lines of defense’ to ensure conscious risk-return decisions and limit the magnitude of potential losses within defined levels of certainty. The objective of this structure is to avoid surprises due to unidentified risks materializing or losses that exceed predefined risk tolerance levels and related limit structures.

The company’s first line of defense, including the business and support functions, has direct responsibility for managing and taking risk in accordance with defined risk strategy, risk tolerance and risk policies. The second line of defense, including the risk management function, facilitates and oversees the effectiveness and integrity of enterprise risk management across the company. The third line of defense, including the audit function, provides independent assurance and challenge regarding the effectiveness and integrity of enterprise risk management across the company.

Risk management in 20131

The effects of the global crisis that began in 2008 continued to be felt throughout 2013. General economic and business conditions remained difficult, especially in Europe where economic growth is low and sometimes even negative. Equity markets are driven mainly by announcements by the United States Federal Reserve Board relating to its policy of quantitative easing. Interest rates remain low, although a significant increase was seen in the third quarter of 2013. Credit spreads remained at the level of end of 2012.

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

Annual Report on Form 20-F 2013

As part of the company’s ERM Framework, Aegon carries out regular sensitivity analyses to verify that the impact of different economic and business scenarios on earnings and the capital position are within the risk tolerances set. These analyses also cover extreme event scenarios, such as depression and inflation scenarios.

Risk overview 2013

Credit risk

Credit spreads remained stable in 2013. During the year, Aegon continued to reduce its exposure to credit risk. The Dutch operations agreed with the Dutch Central Bank to change the Solvency I valuation curve from ECB AAA to swap. As a result of this decision and of managing the sovereign spread risk under Solvency I, investments in German and French government bonds were exchanged for investment in Dutch government bonds. Moreover, new business and maturing bond cash flows in the United Kingdom were invested in high-rated sovereign-linked paper. In the general account investment portfolio, Aegon retained minimum exposure to peripheral European countries.

Equity market risk and other investment risks

Equity markets trended upward in 2013. During 2013, Aegon continued to progress its program of hedging equity risk at its UK pension business, Variable Annuities, US and Dutch operations to protect the company against a possible deterioration in equity markets. The US business implemented a macro hedge to protect the business capital position of Variable Annuities from fluctuations in equity markets. As a result of a mismatch between US statutory and IFRS accounting, this hedge showed a negative impact on income before tax of EUR 590 million in 2013. The Dutch operations extended the existing equity hedge program with an equity volatility hedge.

Interest rate risk

Similar to 2012, interest rates remained low in the first half of 2013. In the second half of the year, long-term swap rates in the United States, United Kingdom and the Eurozone increased 61 bps. In the United States, the duration of the investment portfolio was increased by investing in long-term treasuries and forward starting swaps. The US operations also finalized a hedging program to project the capital position against a sharp rise in interest rates. Also in 2013, the existing interest rate programs remained in place for hedging guarantees for Aegon’s operations in the Netherlands and at Variable Annuities.

Currency exchange rate risk

As an international company, Aegon is exposed to movements in currency exchange rates. However, Aegon does not consider this exposure to be material. The company holds its capital base in various currencies in amounts that correspond to the book value of individual business units, thus mitigating currency exchange rate risk.

Liquidity risk

Aegon has put in place a strong liquidity management strategy. Aegon considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date.

In addition, the company has liquidity stress planning in place. In 2013, Aegon retained significant holdings of cash and highly liquid assets as a precaution against potential adverse market developments. Stress tests show that available liquidity would more than match the company’s liquidity requirements, even if market conditions were to significantly deteriorate.

Underwriting risk

Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on Aegon’s income. While Aegon believes it has the capacity to take on more underwriting risk to capitalize on growth opportunities in its main life insurance and pension markets, the company has also reduced exposure to longevity risk via a longevity swap transaction.

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

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. Aegon’s most significant risk is to changes in financial markets, related particularly to movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the company’s operations, its earnings, its share price, the value of its investments, or the sale of certain products and services. A description of risks relating to Aegon’s businesses and risks relating to Aegon’s common shares can be found on pages 319 to 334 of this Annual Report.

88	Risk and capital management Capital and liquidity management

Capital and liquidity management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote stable and strong capital adequacy levels for its businesses on various capital metrics to ensure that the company is able to meet its obligations.

Risk tolerance is an important element in Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk balance and desired risk culture. The core aim is to establish the organization’s tolerance for risk to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles, which determine its approach to capital and liquidity management:

¿	To promote strong capital adequacy in Aegon’s businesses and operating units;
¿	To manage and allocate capital efficiently to maximize returns and support the strategy;
¿	To maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital;
¿	To ensure sufficient liquidity by enforcing stringent liquidity risk policies for both business units and the holding;
¿	To maintain continued access to international money and capital markets on competitive terms.

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

Capital management

Strategic importance

Aegon’s approach towards capital management plays an important role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to those markets that offer higher growth and return prospects, and the shift from spread business to fee business. In addition, the company is improving its risk profile by further reducing total financial leverage. Disciplined risk and capital management support Aegon’s aim to pay a sustainable dividend to its shareholders.

Improving risk profile

Aegon continues to take measures to improve its risk-return profile and lower overall capital requirements. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States, the strategic growth in fee-based earnings and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands and hedging the capital position in the Americas against adverse equity and fixed income market swings.

Capital requirements and leverage

Aegon’s goal for all units is to maintain a strong financial position in order to sustain losses from adverse business and market conditions. The company’s overall capital management strategy is based on capital adequacy, capital quality and capital leverage.

Capital adequacy

Capital adequacy is managed at the company, country and operating unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, Aegon maintains the capitalization of its operating companies based on whichever of the following is the most stringent:

¿	Regulatory capital requirements;
¿	Rating agency AA capital requirements for rated entities;
¿	Any additional, self-imposed internal requirements.

Aegon’s Insurance Group Directive ratio was 212% at December 31, 2013, down from 228% at the end of 2012, driven mainly by the switch to the swap curve for regulatory solvency calculations in the Netherlands and the negative impact of IAS 19.

Total capitalization

Aegon’s total capitalization consists of the following components:

¿	Shareholders’ equity excluding revaluation reserves and the remeasurement of defined benefit plans;
¿	Non-controlling interests and share options not yet exercised;
¿	Total financial leverage.

Total financial leverage

Consistent with the guiding principles of its capital and liquidity management, Aegon NV monitors and manages to several financial flexibility related metrics, including:

¿	Various rating agency leverage metrics;
¿	Gross financial leverage ratio;
¿	Fixed charge coverage.

Annual Report on Form 20-F 2013

Aegon defines total financial leverage as borrowings issued to fund the capital employed in insurance activities. Total financial leverage includes hybrid leverage, subordinated and senior debt, and short term debt such as commercial paper. Aegon’s fixed charge coverage is a measure of the company’s ability to service its total financial leverage and is calculated as the ratio of underlying earnings before tax and prior to the payment of interest expenses on total financial leverage to interest payments on total financial leverage and preferred dividends. The numbers include the impact of hedging.

At the end of 2013, Aegon’s total capitalization was EUR 25.5 billion (EUR 27.3 billion at end 2012). Its gross financial leverage was 30.0% (31.9% at end 2012) and its fixed charge coverage was 5.1x (4.5x at end 2012). Aegon targets a gross financial leverage ratio of 26-30% and a fixed charge coverage of 6.0-8.0x and expects a continued deleveraging in 2014 supporting Aegon’s commitment to these targets.

Debt funding and back-up facilities

Most of Aegon’s debt is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At December 31, 2013, Aegon had EUR 135 million outstanding under these programs.

To support its commercial paper programs and need for letters of credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility maturing in 2019, and additional LOC facilities of USD 2 billion, of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity and LOC facilities in both committed and uncommitted format.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations and warehouse facilities, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Aegon enters into reinsurance agreements for risk and capital management purposes with several affiliated captive insurance companies (captives). All captives are fully consolidated for IFRS reporting.

The captives are utilized for a number of purposes which may include:

¿	Financing term life insurance (subject to Regulation XXX reserves) and universal life insurance with secondary guarantees (subject to Regulation AXXX reserves) to support lower-risk statutory reserves at a lower cost for policyholders and shareholders;
¿	Managing variable annuity hedging programs;
¿	Managing and segregating risks;
¿	Monetizing embedded value.

All external financing provided to captives to support statutory reserves is disclosed in note 41 (Borrowings) to the consolidated financial statements to the extent that it has been funded. Letters of credit issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 51 (Commitments and contingencies). These letters of credit have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.

Liquidity management

Strategic importance

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Aegon aims to have sufficient liquidity to meet cash demands even under extreme conditions. The company’s liquidity risk policy sets guidelines for its operating companies and the holding in order achieve a prudent liquidity profile.

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

Sources and uses of liquidity

Aegon’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to the holding.

90	Risk and capital management Capital and liquidity management

At Aegon N.V., liquidity is sourced from internal dividends from operating companies and by accessing capital and money markets. The main sources and uses of liquidity at Aegon N.V. are dividends from subsidiaries and to shareholders, movements in debt, net expenses (including interest), funding operations, and the balance of acquisitions and divestitures.

The ability of our insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

In order to ensure the holding company’s ability to fulfil its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses without having to rely on the receipt of funds from its subsidiaries and without the need to access capital and money markets.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, e.g. 100% of the Authorized Control Level (“ACL”) for US insurance entities, 100% Solvency I required capital for Dutch insurance companies and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

The minimum regulatory capital requirements for our main subsidiaries and the actual capitalization levels as per December 31, 2013, are included in the following table:

Capital requirements	Legal/regulatory minimum capital requirement	Actual capitalization	Excess over legal/ regulatory minimum
United States1)	100% Authorized Control Level (NAIC RBC ACL)	~880% of combined ACL	~EUR 5.1 bln

The Netherlands2)	100% Solvency I	~240% Solvency I	~EUR 2.3 bln

United Kingdom3)	100% Solvency I (Pillar 1)	~150% Solvency I (Pillar 1)	~EUR 0.7 bln
[1]	Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio unilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.
[2]	Excluding the banking activities.
[3]	Including the With Profits fund at unaudited 30 June 2013 values.

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table above.

The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to transfer funds, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

Aegon’s liquidity position

At December 31, 2013, Aegon N.V. held a balance of EUR 2.2 billion in excess capital at group level, compared with EUR 2.0 billion at the end of 2012.

Aegon’s liquidity is invested in highly liquid assets, in accordance with the company’s internal risk management policies. Aegon believes its working capital, backed by its external funding programs and facilities, is ample for the company’s present requirements.

External dividends

Aegon aims to pay out a sustainable dividend, which may increase based on Aegon’s performance, to allow equity investors to share in Aegon’s performance. After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies.

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances

Annual Report on Form 20-F 2013

prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Also, Aegon’s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Ratings

Aegon’s objective is to maintain excess capital over and above the amount required to maintain an AA financial strength rating and this plays an important role in determining the overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong credit rating for the holding.

Agency December 31, 2013	Aegon N.V.	Aegon USA	Aegon The Netherlands	Aegon UK
Standard & Poor’s	A-	AA-	AA-	A+

Moody’s Investors Service	A3	A1	-	-

Fitch Ratings	A	AA-	-	-

92	Risk and capital management In control statement

In control statement

Internal risk management and control systems

The Executive Board is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

Aegon’s internal audit function assists the Executive Board in maintaining effective controls by independently and objectively evaluating the adequacy and effectiveness of the organization’s internal control and risk management systems. Criteria established under “Internal Control - Integrated Framework”, the Treadway Commission’s Committee of Sponsoring Organizations (COSO, 1992 framework), are used by Aegon’s internal audit function to analyze and make recommendations to the Executive Board concerning the effectiveness of internal controls over Aegon’s financial reporting process and the company’s internal control framework. Based on risk assessments performed, the Executive Board, under the supervision of the Supervisory Board and its Audit Committee, is responsible for determining the overall internal audit work and for monitoring the integrity of the financial statements of Aegon N.V.

In addition, the Executive Board is responsible for Aegon’s enterprise risk management under supervision of the Supervisory Board and its Risk Committee. Aegon’s risk management function monitors and controls Aegon’s solvency position and ensures that risk taking is within Aegon’s risk tolerance levels. The Executive Board is informed of any risks that threaten the company’s economic/statutory solvency, reputation, reliability of financial reporting, or operations.

The risk management function develops and monitors compliance with risk policies and risk frameworks. This also involves the facilitation of risk identification and reviewing risk assessments performed by the businesses. The risk management function is responsible for identifying good practices in risk management and working with management to ensure that Aegon adheres to those practices.

Finally, the compliance function plays a key role in monitoring the company’s adherence to external rules and regulations and internal policies.

On the basis of the above, Aegon’s Executive Board states the following regarding risks to the company’s financial reporting:

¿	Aegon’s risk management and control systems provide reasonable assurance that the company’s financial reporting does not contain any material inaccuracies;
¿	Aegon’s risk management and control systems functioned properly in 2013;
¿	There are no indications to suggest that Aegon’s risk management and control systems will not continue to function properly in 2014.

The risk management and control systems provide reasonable assurance for the reliability of financial reporting and the preparation and fair presentation of Aegon’s published financial statements. However, they cannot provide absolute assurance that a misstatement of Aegon’s financial statements can be prevented or detected.

Responsibilities for the financial statements and the Annual Report

The Executive Board is responsible for preparing the financial statements and the Annual Report in accordance with Dutch law and the International Financial Reporting Standards as issued by by the International Accounting Standards Board (IFRS).

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

The Hague, March 19, 2014

The Executive Board of Aegon N.V.

Annual Report on Form 20-F 2013

Governance

Report of the Supervisory Board

The Supervisory Board is entrusted with the task of supervising and advising the Executive Board on management of the company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

In performing their duties, the members of the Supervisory Board are guided by the interests of Aegon and the company’s stakeholders. The Supervisory Board is a separate corporate body, independent of the Executive Board. The Supervisory Board consists of nine members (for further details of the individual members of Aegon’s Supervisory Board, please see pages 99 and 100). The Supervisory Board makes recommendations to the General Meeting of Shareholders concerning all appointments and reappointments to, and dismissals from, both the Executive Board and the Supervisory Board. In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy adopted at the company’s General Meeting of Shareholders. Overall accountability for Aegon’s remuneration governance also sits with the Supervisory Board, such to be advised by its Compensation Committee. This includes the responsibility for designing, approving and maintaining the Aegon Global Remuneration Framework, including the remuneration policies for the Executive Board, Identified Staff and for staff in Control Functions.

Corporate governance

Details of Aegon’s corporate governance structure and a summary of the company’s compliance with the Dutch Corporate Governance Code are on pages 108 to 111 of the Annual Report and in the Corporate Governance Statement published on aegon.com.

Composition of the Supervisory Board and Executive Board

Supervisory Board

The composition of the Board is discussed in meetings of the Board and in particular by the Nominating Committee. An overview of the composition in 2013 is included in this report on pages 96 and 97. In 2013, the term of Mr. Shemaya Levy expired. He was reappointed for a new term of four years by the shareholders on May 15, 2013. On the same day shareholders approved the appointment of Mrs. Dona D. Young to the Board for a term of four years. In September 2013, Mrs. Karla M.H. Peijs announced her retirement from the Board on September 30, 2013. The Board is grateful for her many years of service to Aegon and the Board.

All members of the Supervisory Board are considered independent under the terms of the Dutch Corporate Governance Code, with the exception of Mr. Kornelis J. Storm. Mr. Storm is not regarded as independent within the definition of the Code as he served as Chairman of Aegon’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002. He will step down from the Supervisory Board at the Annual General Meeting in May 2014 at the end of his third and last term. On February 20, 2014, Mr. Antony Burgmans announced that he will step down from the Board as per April 1, 2014, in order to comply with the Dutch Act on Management and Supervision (“Wet bestuur en toezicht”).

Executive Board

The Executive Board consists of two members, Mr. Alexander R. Wynaendts, Chief Executive Officer (CEO), and Mr. Darryl D. Button, Chief Financial Officer (CFO). Mr. Button was appointed to the Executive Board for a term of four years by the shareholders on May 15, 2013, succeeding Jan J. Nooitgedagt as CFO. The Board extends its gratitude to Jan Nooitgedagt, who joined Aegon as CFO in 2009 during the financial crisis for his important contributions to steering Aegon to where it is today, with a strong capital position and solid balance sheet.

In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for further four-year terms. In 2014, no members are due for reappointment. The appointment schedule for members of the Executive Board is included in the company’s Executive Board Rules and posted on Aegon’s corporate website, aegon.com.

Supervisory Board meetings

Attendance

In 2013, the Supervisory Board held a total of seven regular (face to face) meetings and six additional conference call meetings. Seven out of the ten members attended all regular Board meetings and three members missed one meeting. Attendance details are provided in the table on page 94.

94	Governance Report of the Supervisory Board

Name	Regular SB meeting	SB confer- ence call	Audit Committee	Risk Committee	Nominating Committee	Compensation Committee
Rob Routs	7/7	6/6	-		6/6	6/6
Irv Bailey	7/7	6/6	-	6/6	-	6/6
Antony Burgmans	6/7	5/6	6/7	-	-
Shemaya Levy	7/7	6/6	7/7	-	6/6
Karla Peijs1)	5/5	5/5	-	-	4/4	4/4
Kees Storm	6/7	6/6	-	5/6	5/6
Ben van der Veer	6/7	6/6	7/7	6/6	-
Dick Verbeek	7/7	6/6	7/7	6/6	-	-
Leo van Wijk	7/7	5/6	-	-	6/6	6/6
Dona Young1)	4/4	3/3	4/4	4/4	-
[1]	Where a Supervisory Board member retired from the SB or stepped down from a Committee or was appointed during the year, only meetings that were held during his / her tenure are taken into account.

The Board meetings were preceded or followed by Executive Sessions, meetings of the Supervisory Board absent of members of the Executive or Management Boards. In accordance with Aegon’s Supervisory Board Rules, regular Board meetings were preceded by preparatory conference call meetings. These were attended by the Chairman and Vice Chairman of the Supervisory Board, the Chairman of the Audit Committee, the Chairman of the Risk Committee, and the CEO and CFO who sit on the company’s Executive Board.

Meetings of the Committees of the Supervisory Board were usually held before the meetings of the full Supervisory Board. No Supervisory Board members were frequently absent from Committee meetings. Members of Aegon’s Executive and Management Boards attended the Supervisory Board meetings held in 2013. At the request of the Supervisory Board, other company executives also attended the meetings to provide updates. Representatives from Aegon’s external auditors EY attended the discussions on the Company’s 2013 results.

Activities

In 2013, discussions by Aegon’s Supervisory Board included the following issues:

¿	Strategy, including Aegon’s sustainability program, and business reviews;
¿	Acquisitions, divestments and restructuring of businesses;
¿	Preferred Share Amendment Plan;
¿	Executive Board and senior management succession planning;
¿	Executive remuneration;
¿	Governance and composition of the Supervisory Board;
¿	New product development;
¿	Customer centricity;
¿	Human resources, including talent development and results of the employee survey;
¿	Annual and quarterly results, dividend and Group Plan 2014-2016, including the 2014 budget, and the capital plan;
¿	Capital position and Solvency II;
¿	Enterprise risk management;
¿	Investor relations;
¿	Legal, regulatory and compliance issues;
¿	Accounting changes.

Highlights

A key development in 2013 was the cancellation of the preferred shares owned by Vereniging Aegon, which was announced on February 15, 2013, and approved by shareholders at the annual General Meeting of Shareholders on May 15, 2013. This transaction resulted in a simplified capital structure, while enabling the Company to maintain a high-quality capital base under expected upcoming European solvency requirements. In 2012 and early 2013 the Board discussed the merits of the transaction extensively, taking into account the interests of both Aegon and its shareholders.

In 2013, the Board focused on the continued execution of the strategic objectives, most notably the shift from spread to fee income, and the growth of the at-retirement business in the company’s established markets, and the protection and savings business in its developing markets. The Board discussed with management the company’s progress toward customer centricity, supported by investments in digital capabilities and the extension of its distribution reach through partnerships with several trusted financial and non-financial brands. Another key topic was the refinement of the financial strategy presented to investors and analysts in June 2013, which supports a balanced capital deployment strategy and a sustainable dividend.

The Board supported the appointment of Mrs. Brenda Clancy as Global Chief Technology Officer, further strengthening Aegon’s long-term strategic commitment to a culture of innovation and the use of technology to improve customer relationships and pursue operational excellence. She is also entrusted with ensuring the suitability and quality of the Aegon’s IT infrastructure and cyber security.

In the quarterly meetings, the Board discussed the business units’ business initiatives, use of technology, mergers and acquisitions activity, and regulatory issues, and studied relevant developments at competitors in a peer group review. The Board also expressed its support for launching an Aegon Corporate Venture Fund, which was presented by management. The Aegon Corporate Venture Fund is designed to accelerate Aegon’s

Annual Report on Form 20-F 2013

digital transformation by tracking digital and technological innovation and market movements and trends, and generate solid investment returns.

The Board closely followed developments in the Solvency II Directive, a European Union Directive governing capital requirements, supervisory review and disclosures. On November 13, 2013, the European Parliament, the Council of the European Union and the European Commission reached an agreement on the Omnibus II Directive that amends the Solvency II Framework agreed in 2009. The starting date for the application of Solvency II is January 1, 2016. More detail on Solvency II can be found on page 11 of this annual report.

Strategy sessions

The Supervisory Board’s annual strategy offsite meeting was held in Baltimore and Washington in June. The Board reviewed progress on the execution of the strategy for the three business units in the Americas – Life & Protection, Employee Services & Pensions and Individual Savings & Retirement – and the Enterprise Business Services unit. The Board and management also discussed consolidation developments in Aegon’s main markets, and the Board approved the updated financial strategy.

In December, the Board reviewed Aegon’s Sustainability Program and noted the significant advances made in areas such as integrated reporting, responsible investing and employee volunteering. The Board also stated the need for further sustainability efforts, and its support and desire for management to develop an updated Sustainability Program in 2014.

Throughout 2013, the Board regularly discussed aspects of Aegon’s approach to sustainability for various business issues. Further details of Aegon’s sustainability vision and progress are in the Aegon Review 2013.

Results and budget

In its meeting of February 14, 2013, the Supervisory Board convened to discuss the results of the fourth quarter of 2012. In March 2013, the Supervisory Board reviewed and adopted Aegon’s 2012 Annual Report, the consolidated financial statements of Aegon N.V., and the financial statements of Aegon N.V. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2013 results.

In December, the Board and management reviewed the Group Plan 2014-2016, including the budget for 2014. The plan protects the company’s strategy execution, strong capital position and disciplined cost management, and gives a key role to technology and innovation to increase the frequency and quality of contact with customers. The Board supported the Group Plan and approved the budget for 2014. The Board also approved the 2014 Capital Plan and authorized the Executive Board to support Aegon’s budgeted funding needs.

Legal and compliance

In 2013, the Supervisory Board and the Audit Committee discussed with management, the General Counsel and the Group Compliance Officer a number of compliance, regulatory and legal issues from Europe, the United States and Asia. In particular, the Board discussed the judgment of the Supreme Court of the Netherlands in the so-called Koersplan case.

In the year under review, the Chairman of the Board and the chairs of the Audit Committee and Risk Committee held discussions with officials of Aegon’s lead regulator, De Nederlandsche Bank N.V. and monitored management interface with regulators in the United States, the United Kingdom and elsewhere.

Educational sessions and Board review

The Board received presentations from internal and external experts on International Financial Reporting Standards (IFRS) and other accounting topics, hedging programs, information security and re-insurance.

As in previous years the Supervisory Board carried out an extensive Board self-evaluation, following an external evaluation in 2012. The Chairman, supported by the Company Secretary, interviewed each member of the Board on the basis of a completed written questionnaire. The review assessed the collective performance of the Board and its Committees, and the performance of the Chairman. The Supervisory Board met to review the results in the absence of management. The Board concluded that the Board and its individual members had functioned well and fulfilled their duties and responsibilities in a satisfactory manner in 2013, and had addressed the recommendations of the 2012 self-evaluation. The Board agreed further improvements relating to agenda-setting and focus areas in 2014.

The performance of the members of the Executive Board was discussed regularly in 2013 at Executive Sessions, and at a dedicated meeting of the Board in December, at which the Board also reviewed the performance of the members of the Management Board.

No transaction with a potential or actual conflict of interest was reported by members of the Board in 2013.

Supervisory Board Committees

The Supervisory Board requires its four Supervisory Board Committees to prepare items requiring a Board decision. Each Committee’s members are drawn from the Supervisory Board. The Committees report their findings to the Supervisory Board at Supervisory Board meetings.

96	Governance Report of the Supervisory Board

The four Committees are the:

¿	Audit Committee;
¿	Risk Committee;
¿	Nominating Committee;
¿	Compensation Committee.

As per December 31, 2013, the composition of the Committees is as follows:

Audit Committee: Shemaya Levy (Chair); Antony Burgmans; Ben van der Veer; Dirk P.M. Verbeek; Dona D. Young.

Risk Committee: Irving W. Bailey, II (Chair); Kornelis J. Storm; Ben van der Veer; Dirk P.M. Verbeek; Dona D. Young.

Nominating Committee: Robert J. Routs (Chair); Shemaya Levy; Kornelis J. Storm; Leo M. van Wijk.

Compensation Committee: Leo M. van Wijk (Chair); Irving W. Bailey II; Robert J. Routs.

Committees meetings are open to all members of the Board, regardless of membership of the Committees. The Chairman attends all meetings in whole or in part.

The Audit Committee

The Audit Committee held seven meetings in 2013, one of which was a combined meeting with the Risk Committee of the Supervisory Board. A meeting held at the headquarters of Aegon United Kingdom in Edinburgh focused on the United Kingdom insurance market, and Aegon’s position and financial performance in that market. Aegon business leaders reviewed industry developments and the response of Aegon’s United Kingdom businesses, principally the adoption of online platform technology.

The Audit Committee meetings were attended by Aegon’s CFO, the Corporate Controller, the Chief Risk Officer and the Internal Auditor. Representatives from Aegon’s external auditor EY also attended these meetings. Members of Aegon’s Group Risk, Group Legal and actuarial departments were present at some of these meetings.

In 2013, Audit Committee discussions focused on the quarterly results, the annual accounts and the audit process, actuarial analyses, accounting principles defined by IFRS, financial reports filed with the Securities and Exchange Commission, capital updates, internal control systems and compliance, the external auditor’s engagement letter and the audit plan for 2013, tax matters, and information technology. The latter two topics were discussed in the aforementioned combined meeting of the Risk and Audit committees. Throughout 2013, business unit managers provided various topic updates to the Audit Committee. At various meetings the Audit Committee and the full Board also reviewed the proposed changes to Aegon’s accounting policies related to deferred policy acquisition costs and longevity reserves as part of the execution of the financial strategy, as announced in January 2014, together with the redemption of USD 550 million in perpetual capital securities.

As announced at the Annual General Meeting of Shareholders in 2012, the audit of Aegon’s accounts from 2014 was put to tender in 2012. In February 2013, after a thorough process the Audit Committee and the Board decided to propose to shareholders to appoint EY as the company’s independent auditor for the annual accounts of 2013 and PwC as the company’s independent auditor for the annual accounts of 2014 through 2016. These proposals were approved at the Annual General Meeting of Shareholders on May 15, 2013.

The internal auditor attended the meetings of the Audit Committee in 2013 and provided quarterly updates on the activities of the internal audit function and provided details of progress on internal audits. The Audit Committee approved the internal audit plan. The Audit Committee also held private sessions with the internal auditor and the external auditor to discuss the findings. Members of the Executive Board were not present at these sessions.

The Audit Committee also discussed Aegon’s compliance with the Sarbanes Oxley Act of the United States, regular reports from the Group Compliance Officer on operational risk issues such as fraud and general compliance issues. In addition, the Committee reviewed quarterly legal updates.

The Committee confirmed that Mr. Shemaya Levy and Mr. Ben van der Veer qualify as financial experts within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley Act in the United States.

The Risk Committee

The Risk Committee assists the Supervisory Board and Audit Committee in overseeing the activities of Aegon’s Enterprise Risk Management (ERM) framework. The Committee also advises the Supervisory Board on the company’s risk management strategy and policies. Consequently, the Committee regularly reviews the company’s ERM framework, risk exposures and compliance with company risk policies.

In 2013 the Risk Committee convened five times, including one meeting in Washington with the Chief Risk Officer of Aegon Americas. The company’s Chief Risk Officer attended all meetings, while the members of Aegon’s Executive Board attended most of the meetings. Representatives of other businesses or functional areas presented on specific topics. For example, Aegon Asset Management provided insight into developments in Aegon’s general account investment portfolio. Recurring items on the agenda in 2013 were the quarterly risk dashboard and the Board risk list. The Risk Committee also discussed risk priorities for 2013 and Aegon’s risk strategy

Annual Report on Form 20-F 2013

and regulatory issues. The Committee examined in depth the company’s Pricing and Product Development Policy, model validation, use of derivatives, and identification of hedging and emerging risk. At the meeting in Washington, the Committee specifically discussed Aegon Realty, which advises clients on investments in real estate asset classes, and the United States private placement business.

The Nominating Committee

Aegon’s Nominating Committee held six meetings in 2013. The CEO and Global Head of Human Resources attended of these meetings in whole or in part.

The Nominating Committee discussed the composition of the Supervisory Board and its Committees, and current and upcoming vacancies. The Committee prepared decision-making on the proposal to appoint Mrs. Dona D. Young to the Supervisory Board, as approved by the shareholders on May 15, 2013. The Committee also advised the Supervisory Board on the nomination for the reappointment of Mr. Shemaya Levy to the Supervisory Board in 2013 for a third and final term of four years. When making these recommendations for (re)appointments, the Nominating Committee determined that they were in line with the Supervisory Board profile as set by the Board and published on Aegon’s corporate web site.

The Board aims to have a balanced composition in terms of professional background, geography and gender. This is taken into account when selecting suitable candidates for the Board. In 2013, the members of the Committee reviewed and interviewed a number of candidates for upcoming vacancies. In accordance with the aim to have a balanced composition, the Board expects to propose to shareholders the appointment of two new members for a term of four years at the annual General Meeting of Shareholders in 2014. The Board is of the opinion that with these proposed appointments its composition continues to meet the requirements of the Supervisory Board profile.

During the year, the Committee reviewed the composition of the Executive Board and Management Board and the functioning of their members. Acknowledging the importance of good succession planning, the Committee also discussed with the CEO and Aegon’s Global Head of Human Resources the extent to which sufficient internal candidates are available to fill positions at EB, MB and senior management level in cases of emergency and when positions open up in the future. The CEO also discussed with the Nominating Committee changes in the global senior management team during the year. The Committee was kept apprised of developments in employee engagement, talent management and international mobility. In February 2014, the full Board discussed these topics extensively with the Global Head of HR. The Board felt that the right steps are taken to ensure proper succession planning is in place and was pleased to see that Aegon is continuing to make further progress in the area of employee engagement and talent management.

Aegon’s Executive Board consists of two members. As a result gender diversity is not easy to achieve. Moreover, selection and appointment of members of the Executive Board is based on expertise, skills and relevant experience. The Supervisory Board will also consider gender diversity in view of the aim of balanced Executive Board composition.

The Compensation Committee

The Compensation Committee held six meetings in 2013, which were attended by the CEO. The scope of the Compensation Committee has increased in recent years as a result of new regulations promulgated by the European Union – the Capital Requirements Directive III and IV (CRD III and IV), and the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors/European Banking Authority. CRD III and IV have been implemented by way of the Decree on Sound Remuneration Policy (Regeling Beheerst Beloningsbeleid Wft 2011-Rbb) issued by De Nederlandsche Bank.

In 2013, the Compensation Committee oversaw the application and implementation of Aegon’s Global Remuneration Framework and the various policies and related procedures, including the Remuneration Policy for Identified Staff. This included setting the 2013 targets, establishing the 2012 variable compensation amounts, the scenario analysis of pay-out levels under the Executive Board Remuneration Policy, reviewing and/or approving the ex-ante assessments and ex-post assessments, any exemption requests under the remuneration policies and changes to the list of Identified Staff. In addition, the Committee discussed the results of reviews by De Nederlandsche Bank and the Internal Audit Department on the implementation process of the remuneration policies.

During the year, the Committee considered advice from independent external consultants on specific topics and ascertained that these consultants did not also advise the members of the Executive Board.

A recurring topic was executive remuneration, particularly in the context of the draft legislation applicable to remuneration in the financial services sector in the Netherlands (“Wet beloningsbeleid financiële ondernemingen”) announced at the end of 2013. The Dutch government intends to use this new legislation to introduce a broad set of rules to ensure that financial services companies conduct sound remuneration policies and avoid payment of excessive variable remuneration. In addition, the legislation intends to harmonize existing remuneration rules applicable to financial services companies in the Netherlands. The most striking feature of the proposal is the introduction of a bonus cap of 20% of fixed pay on variable remuneration across the financial industry in the Netherlands. The Compensation Committee will study the proposal and its consequences for Aegon’s remuneration practices.

98	Governance Report of the Supervisory Board

Annual accounts

This Annual Report includes the annual accounts for 2013, prepared by the Executive Board, discussed by both the Audit Committee and the Supervisory Board, signed by the members of the Executive Board and the Supervisory Board, and submitted for adoption to the shareholders. The Supervisory Board recommends that the shareholders adopt the annual accounts.

Acknowledgement

The members of the Supervisory Board express their appreciation to the Executive and Management Boards for their contributions to the achievement of Aegon’s strategic goals. Additionally, the Board members wish to thank Aegon’s employees for their dedication in putting our customers first and serving them with integrity and transparency in everything they do.

The Board is also grateful to Aegon’s business partners and many valued customers for their continued confidence in the company.

Finally, the Board thanks Aegon’s investors for their confidence and trust in Aegon.

The Hague, the Netherlands, March 19, 2014

Robert J. Routs

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20-F 2013

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board

Chairman of the Nominating Committee

Member of the Compensation Committee

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to Aegon’s Supervisory Board in 2008 and became Chairman in 2010. His current term as a member of the Aegon Supervisory Board ends in 2016. Mr. Routs is also Chairman of the Supervisory Board of Royal DSM N.V. and Vice-Chairman of the Supervisory Board of Royal KPN N.V (membership ends in April 2014). He also sits on the Board of Directors at ATCO Ltd., A.P. Møller - Mærsk A/S and AECOM Technology Corporation.

Irving W. Bailey II (1941, American)

Vice-Chairman of the Supervisory Board

Chairman of the Risk Committee

Member of the Compensation Committee

Irving W. Bailey II is retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures, and former Chairman of the Board of Directors of Aegon USA Inc. He was first appointed to Aegon’s Supervisory Board in 2004. His current and final term will end in 2016. Mr. Bailey is also a member of the Board of Directors of Hospira, Inc. as well as a senior adviser to Chrysalis Ventures Inc. (not listed).

Antony Burgmans (1947, Dutch)

Member of the Audit Committee

Antony Burgmans is retired Chairman and CEO of Unilever N.V. and Unilever PLC. He was appointed to Aegon’s Supervisory Board in 2007. Mr.Burgmans will step down from Aegon’s Supervisory Board on April 1, 2014. Mr. Burgmans is also Chairman of the Supervisory Board of TNT Express N.V. and a member of the Supervisory Board of Akzo Nobel N.V. as well as a member of the Board of Directors of BP p.l.c. Furthermore, he is Chairman of the Supervisory Board of Intergamma B.V. (not listed) and a member of the Supervisory Boards of SHV Holdings N.V. (not listed) and Jumbo Supermarkten B.V. (not listed).

Shemaya Levy (1947, French)

Chairman of the Audit Committee

Member of the Nominating Committee

Shemaya Levy is retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to Aegon’s Supervisory Board in 2005 and his current and final term will end in 2017. He is also a member of the Supervisory Board of TNT Express N.V. and the Board of Directors of PKC Group Oyj and Segula Technologies Group S.A. (not listed).

Kornelis J. Storm (1942, Dutch)

Member of the Risk Committee

Member of the Nominating Committee

Kees J. Storm is former Chairman of the Executive Board of Aegon N.V. He was appointed to Aegon’s Supervisory Board in 2002 and his current and final term will end in 2014. He is also Chairman of the Board of Directors of Anheuser-Busch InBev NV/SA. He is Vice-Chairman & Senior Independent Director of the Board of Directors of Unilever N.V. and Unilever PLC and a member of the Board of Directors of Baxter International Inc. Furthermore, he is Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V. (not listed, membership ends in April 2014) and Vice-Chairman of the Supervisory Board of Pon Holdings B.V. (not listed).

Ben van der Veer (1951, Dutch)

Member of the Audit Committee

Member of the Risk Committee

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V. He was appointed to Aegon’s Supervisory Board in 2008 and his current term will end in 2016. He is also a member of the Supervisory Board of TomTom N.V. as well as a non-executive member of the Boards of Reed Elsevier N.V. and Reed Elsevier PLC. He is also a member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed).

100	Governance Members of the Supervisory Board

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

Leo M. van Wijk (1946, Dutch)

Chairman of the Compensation Committee

Member of the Nominating Committee

Leo M. van Wijk is former President and CEO of KLM Royal Dutch Airlines N.V. He was first appointed to Aegon’s Supervisory Board in 2003, and his current and final term will end in 2015. He is also a member of the Board of Directors of Air France-KLM S.A. Furthermore, he is Vice-Chairman of the Supervisory Board of Randstad Holding N.V. (this membership ends in April 2014) and Ajax N.V. as well as Chairman of the Governing Board of Skyteam.

Dona D. Young (1954, American)

Member of the Audit Committee

Member of the Risk Committee

Dona Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, an insurance and asset management company during her tenure. She was appointed to Aegon’s Supervisory Board in 2013. Her current term will end in 2017. Mrs. Young is also member of the Board of Directors of Foot Locker, Inc. and a member of the Board of Trustees of Save the Children.

Annual Report on Form 20-F 2013

Remuneration Report

Global Remuneration Principles

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout the Aegon Group. They are applied regionally and/or locally.

The key pillars of the Aegon Group Global Remuneration Principles are as follows:

¿	Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the shorter- and longer-term interests and well-being of all Aegon staff via adequate compensation, pension and/or other benefits; supporting the career development of its employees; supporting (international) mobility of its staff;
¿	Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning adequate objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with the long-term interests of Aegon; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of ‘pay for performance’; avoiding any ‘pay-for-non-performance’;
¿	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with balanced proportions in the remuneration packages, across the different echelons within Aegon Group and regional units (internally equitable); avoiding, among others, any discrimination based on nationality, race, gender, religion, sexual orientation, and/or cultural beliefs in Aegon’s remuneration structures (internally equitable); creating global alignment in the total compensation of all ‘Identified Staff’ (internally equitable); aiming at controlled market competitive remuneration, by providing for total compensation packages in comparison with an appropriately established peer group at regional unit, country and/or functional level (externally equitable);
¿	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; protecting the risk alignment effects imbedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

The above key pillars have been documented in Aegon’s Global Remuneration Framework (GRF). The GRF, which covers all staff of the Aegon Group, contains the guiding principles to support sound and effective remuneration policies and practices by ensuring consistency in remuneration policies and practices throughout the Aegon Group. The GRF is designed in accordance with relevant rules, guidelines and interpretations. Of these, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors, CEBS – now the European Banking Authority (EBA) – and the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid WfT 2011 - Rbb) by the Dutch Central Bank (DNB) are prominent examples.

Aegon’s Remuneration Policies are derived from the GRF, among which is the Remuneration Policy for the Executive Board. The policies define specific terms and conditions for the employment of various groups of staff. In addition, all steps in the remuneration process, as well as the involvement of Human Resources, Risk, Compliance and Audit, are governed by the GRF and its underlying policies.

Role of Risk Management and Compliance

It is recognized that variable compensation may have an impact on risk-taking behaviors and, as such, may undermine effective risk management. This can lead to excessive risk taking, which can materially impact financial soundness. To avoid such unwarranted effects, both the Risk Management and Compliance functions are involved in the design and execution of the remuneration policies and practices.

The GRF includes separate remuneration policies for three groups of employees, which addresses the fact that these employees’ roles and responsibilities require specific risk mitigating measures and governance processes. These remuneration policies are for: (i) the Executive Board; (ii) material risk takers (Identified Staff); and (iii) Control Staff. Given the rationale for having a separate policy for material risk takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in deciding which positions are qualified as Identified Staff. Furthermore, where exceptions to the policies are made to reflect local practices or regulations, Risk Management and Compliance are involved to ensure such exceptions do not undermine effective risk management and sufficient mitigating measures are undertaken. Since 2011, in conjunction with Risk Management and Compliance, existing remuneration policies have been amended, including deferral and holding arrangements, payment in non-cash instruments, and specific ex-ante and ex-post measures.

102	Governance Remuneration policy and report

In addition, the Risk Management and Compliance functions, together with the Human Resources and Finance functions, are responsible for the execution of the various ex-ante and ex-post measures that have been introduced by Aegon to ensure the Global Remuneration Framework and for ensuring practices are aligned with the defined risk tolerances and behaviors. In this respect, risk mitigating measures that are undertaken prior to the payout of compensation to individual employees (regardless of whether the compensation is deferred) are considered ex-ante measures. Retribution measures that are applied after payout, or concerning allocated but deferred payments (before vesting of these payments) to ensure sustainability of performance, are considered ex-post measures.

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post assessments to ensure effectiveness in both the short- and longer-term risk taking behavior of employees.

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

Variable compensation, if any, is capped at an appropriate level as a percentage of base pay. Usually variable compensation for senior management is paid out in cash and shares over multiple years and is subject to further conditions being fulfilled. Variable compensation already paid out may be clawed back in defined circumstances.

In the next sections more detailed information is provided on the compensation practice for the Supervisory Board and Executive Board.

Supervisory Board Remuneration Policy 2013

Aegon’s Remuneration Policy with regard to members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of Aegon’s broader Remuneration Policy, and are the responsibility of the company’s Compensation Committee1. Given the significant rise in the Supervisory Boards activities in combination with the results from a peer review amongst comparable Dutch and European companies, the General Meeting of Shareholders on May 15, 2013, approved amendments to the Supervisory Board Remuneration Policy as per January 2013.

Fees and entitlements

Members of the Supervisory Board are entitled to the following:

¿	A base fee for membership of the Supervisory Board itself. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
¿	An attendance fee for each extra Board meeting, attended in person or by video and/or telephone conference;
¿	A committee fee for members on each of the Supervisory Board’s Committees;
¿	An attendance fee for each Committee meeting attended in person or through video and/or telephone conference;
¿	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Each of these fees is a fixed amount. Members of Aegon’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the company. These measures are designed to ensure the independence of Supervisory Board members and strengthen the overall effectiveness of Aegon’s corporate governance.

Under the current policy, approved by shareholders on May 15, 2013, members of the Supervisory Board are entitled to the following fees:

Base fee for membership of the Supervisory Board	EUR / year
Chairman	80,000

Vice-Chairman	50,000

Member	40,000

Fee for membership of a Supervisory Board committee	EUR / year
Chairman of the Audit Committee	13,000

Member of the Audit Committee	8,000

Chairman of other committees	10,000

Member of other committees	5,000

1	Members of the Compensation Committee are as follows: Leo M. van Wijk (Chair); Irving W. Bailey II; Robert J. Routs.

Annual Report on Form 20-F 2013

Attendance fees	EUR / year
Extra Supervisory Board meeting	3,000

Audit Committee	3,000

Other committees	2,000

Information on members of the Supervisory Board and the composition of Aegon’s four committees, Audit, Nominating, Compensation and Risk, may be found on pages 95 to 97.

Supervisory Board Remuneration Report 2013

Members of Aegon’s Supervisory Board received the following payments (in EUR) in 2013:

in EUR	2013	2012
Robert J. Routs	169,400	109,250

Irving W. Bailey. II	151,250	98,000

Antony Burgmans	105,270	87,000

Shemaya Levy	135,520	104,500

Kornelis J. Storm	110,110	83,000

Ben van der Veer	127,050	101,250

Dirk P.M. Verbeek	127,050	101,250

Leo M. van Wijk	117,370	86,250

Dona D. Young (as of May 15, 2013)	93,321	-

Total for active members	1,136,341	770,500

Karla M.H. Peijs (up to September 30, 2013)	86,515	78,250

Total	1,222,856	848,750

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members.

The Remuneration for Supervisory Board members is as of 2013 Dutch VAT liability compliant. The amounts 2013 include the VAT paid by Aegon.

Executive Board Remuneration Policy 2013

Executive Board remuneration

The Executive Board of Aegon is remunerated on the basis of the principles described in Aegon’s GRF. Aegon’s remuneration policy for members of the Executive Board is derived from this Framework and sets out terms and conditions for members of the company’s Executive Board.

The Executive Board Remuneration Policy was prepared in accordance with the Dutch Corporate Governance Code and the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid WFt 2011-Rbb) by DNB. It was adopted at the General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments.

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

Ensuring pay remains competitive

The company regularly compares its levels of executive remuneration with those at other, comparable companies. Companies included in the peer group have been chosen according to the following criteria:

¿	Industry (preferably life insurance);
¿	Size (companies with similar assets, revenue and market capitalization);
¿	Geographic scope (preferably companies operating globally);
¿	Location (companies based in Europe).

In 2013, the peer group comprised Aviva, Axa, CNP Assurances, Generali, ING Group, Legal & General, Münchener Rückversicherung, Old Mutual, Prudential plc., Standard Life, Swiss Re, and Zurich Financial Services.

In addition, to monitor alignment with the general industry in the Netherlands, a reference group has been established, comprising the twelve leading companies listed on NYSE Euronext Amsterdam, excluding financial services providers. The Supervisory Board will regularly review the composition of these two groups to ensure that they continue to provide a reliable basis for comparison.

104	Governance Remuneration policy and report

Total compensation

For each member of the Executive Board, Aegon’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. Each year, the Supervisory Board will review total compensation levels to ensure they remain competitive and provide proper, risk-based incentives to members of Aegon’s Executive Board. At present, the Executive Board Target Direct Compensation (defined as base salary plus variable compensation) is below the median of the international market. To ensure Executive Board members are compensated in accordance with the desired market positioning, the alignment to the desired market position needs to be addressed over time, in accordance with applicable rules and regulations and codes.

Consistent with the Executive Board Remuneration Policy, the total compensation for Executive Board members will consist of fixed compensation and variable compensation.

The Supervisory Board conducts regular scenario analyses to determine the long-term effect of level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Compensation Committee) has discussed and endorsed the 2013 total compensation for the Executive Board.

Fixed compensation

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

Variable compensation

Aegon believes that variable compensation strengthens Executive Board members’ commitment to the company’s objectives and strengthens the Executive Board members’ commitment to the company’s business strategy, risk tolerance and long-term performance. Variable compensation is based on a number of individual and company performance indicators, regularly evaluated by experts in the company’s Finance, Risk, Audit, Human Resources and Compliance departments

This performance is determined using a mix of financial and non-financial indicators. Aegon believes these indicators provide an accurate and reliable reflection of both company and individual performance. The type of performance indicators are selected in accordance with the long-term goals of the company. The level of the indicators should be challenging but achievable. The targets and levels are agreed by the Supervisory Board. Performance is assessed by Aegon’s Compensation Committee and validated by the full Supervisory Board.

For 2013, the performance period for variable compensation was one year. By implementing deferral and additional holding periods, Aegon believes that the long-term interests of Executive Board members are aligned with the interests of Aegon and its stakeholders

Variable compensation, comprising both cash and shares, is conditionally granted at the beginning of each performance period. The number of conditionally granted shares is calculated using the fair value of one Aegon share at the beginning of that period. This fair value is equal to the average price on the NYSE Euronext Amsterdam stock exchange for the period December 15 through January 15. After the performance year, the company will assess the realized performance against the performance indicators and compare the minimum, target and maximum levels of the performance indicators with the realized performance. The amount of conditional variable compensation that can be allocated will then be established. Variable compensation will be allocated once accounts for the financial year in question have been adopted by the company’s shareholders and after an ex-ante assessment.

The allocated variable compensation consists of equal parts of cash and shares, of which 40% will be paid out (or vest) following the performance year, and 60% will be deferred. This deferred portion will remain conditional until it vests.

The deferred part will vest in equal parts (that is, cash and shares) over a three year period. After an ex-post assessment, which may lower the vesting parts, the parts will be paid 50% in cash and 50% in shares vesting. Vested shares are restricted for a further period of three years (with the exception of shares sold to meet income tax obligations).

The payout of the variable compensation can be illustrated with an example as follows. For every 1,000 variable compensation, 400 will be paid out/vest following the performance year. This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200 /1 = 40 shares). The remaining 600 will be deferred. The deferred part will vest in three equal parts, after the end of each of the following performance periods. The three deferred parts will each be paid 50% in cash (=100) and 50% in shares vesting (=100 / 4.917 = 20 shares). For all vested shares there is an additional holding period of three years after vesting. The compensation schedule can be illustrated by the following overview.

1	Based on VWAP December 15, 2012 – January 15, 2013.

Annual Report on Form 20-F 2013

Variable compensation schedule

Variable compensation 2013

Variable compensation is initially granted based on performance, as measured against Aegon group targets and personal objectives. These objectives represent a mix of financial and non-financial measures, providing an accurate and reliable reflection of corporate and individual performance. The mix of group measures versus personal performance measures is 75%-25%.

Objectives	Maximum % of variable compensation	Performance indicator
Group financial IFRS based	30%	Group underlying earnings after tax, return on equity

Group financial risk adjusted based	30%	Group market consistent value of new business 2013, group pre-tax return on required capital 2013

Group sustainability	15%	Objective measuring corporate responsibility

Personal objectives	25%	Individual basket of strategic and personal objectives related to Aegon’s strategy

Each year a one-year target will be set for each performance indicator.

At an aggregate level, payments are made as follows:

¿	50% of the maximum variable compensation if the threshold target is reached;
¿	80% if the pre-determined performance targets are met;
¿	Up to 100% if the targets are exceeded.

Risk adjustment methodology (ex-ante)

At the end of the performance period, but prior to allocation of variable compensation, the Supervisory Board will assess whether (downward) modifications are needed. For this purpose, quantitative and qualitative measures at group, regional unit and individual level will be taken into account, such as:

¿	Breaches of laws and regulations;
¿	Breaches of internal risk policies (including compliance);
¿	SOX significant deficiencies or material weaknesses;
¿	Reputation damage due to risk events.

Ex-post assessment and discretionary adjustments

The Supervisory Board uses its judgment in the assessment of the outcome of strategic/personal targets to ensure that, taken together, they form a fair reflection of the overall performance of the Board member over the performance period.

In addition, the Supervisory Board will apply an ex-post risk assessment to deferred payouts of variable compensation to determine whether allocated (that is, unvested) variable compensation should become unconditional (meaning it will vest) or should be adjusted. This ex-post assessment will be

106	Governance Remuneration policy and report

based on informed judgment by the Supervisory Board, taking into account significant and exceptional circumstances that are not (sufficiently) reflected in the initially applied performance indicators.

Implementation of this authority will be on the basis of criteria such as:

¿	Outcome of a re-assessment of the performance against the original financial performance indicators;
¿	Significant downturn in the company’s financial performance;
¿	Evidence of misbehavior or serious error by the participant;
¿	Significant failure in risk management;
¿	Significant changes in the company’s economic or regulatory capital base.

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

Claw-back provision

Where variable compensation is based upon incorrect data (including non-achievement of performance indicators in hindsight), or in the case of material financial restatements or individual gross misconduct, Aegon’s Supervisory Board will have the right to reclaim variable compensation that has already been paid out or vested.

Pension arrangements

Members of Aegon’s Executive Board are offered pension arrangements and retirement benefits in line with local practices in their countries of residence and the provision of the same to executives at other multinational companies in those countries. Similarly, benefits are offered consistent with Executive Board members’ contractual agreements, local practices and comparable arrangements at other multinationals. Aegon does not grant Executive Board members personal loans, guarantees or the like, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the company’s Supervisory Board.

Terms of employment

Members of the Executive Board are appointed for four years, and may then be re-appointed for successive mandates also for a period of four years.

Mr. Wynaendts has a contract of employment with Aegon NV. Mr. Button has been appointed after the new law on supervision (‘Wet Bestuur en Toezicht’) came in to force in January 2013. Therefore a ‘Board Agreement’ was agreed between him and Aegon NV, rather than a contract of employment. Seperately, his employment by Transamerica Life Insurance continues, whilst he is seconded on an expatriate assignment to the Netherlands

Members of the Executive Board may terminate their employment with a notice period of three months. If Aegon wishes to terminate the employment of a member of its Executive Board, then the company must give six months’ notice.

The employment arrangement with current members of the Executive Board contain provisions entitling them to severance payments, should their employment be terminated as a result of a merger or takeover. The Supervisory Board has taken appropriate steps to ensure the contractual arrangements of members of the Executive Board are in line with the Executive Board Remuneration Policy.

Executive Board Remuneration Report1

At the end of December 2013, Aegon’s Executive Board had two members:

¿	Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed member of the Executive Board in 2003 for four years, and re-appointed in 2007. At the General Meeting of Shareholders in 2011, Mr. Wynaendts was re-appointed for another four years.
¿	Darryl D. Button, Chief Financial Officer and member of the Executive Board. Mr. Button was appointed member of the Executive Board for four years at the annual General Meeting of shareholders on May 15, 2013. Mr. Button succeeded Mr. Nooitgedagt as Chief Financial Officer and member of Aegon’s Executive Board.

Fixed compensation

The fixed compensation of the Executive Board members remained unchanged in 2013.

1	For complete disclosures on Executive Board Remuneration see pages 283 to 286.

Annual Report on Form 20-F 2013

Member	2013	2012
Alexander R. Wynaendts CEO & Chairman EB	1,049,156	1,049,156

Darryl D. Button CFO & Member EB1)	474,789	-

Jan J. Nooitgedagt CFO & Member EB (retired)2)	433,959	743,930

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Fixed compensation is disclosed for the period that Mr. Button has been part of the Executive Board
[2]	Mr. Nooitgedagt’s fixed compensation is reflective of his time with Aegon till retirement as per August 1, 2013

Conditional variable compensation awards 2013

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 21, 2014, variable compensation for Executive Board members is set in cash and shares, based on both their individual and the company’s performance. Targets for the performance indicators have been set in line with the agreed variable compensation targets and 2013 company budgets. Actual performance is being measured over 2013. Under the Executive Board Remuneration Policy 2011, the variable compensation Executive Board members are entitled to, will be paid out over a number of years.

Over the performance year 2013, Mr. Wynaendts was awarded EUR 1,031,635 in total conditional variable compensation. Mr. Button was awarded EUR 467,6653. Mr. Nooitgedagt was awarded EUR 433,9594 total conditional variable compensation5.

Forty percent of variable compensation related to performance year 2013 is payable in 2014. This will be split 50/50 in a cash payment and in an allocation of shares.

Mr. Wynaendts and Mr. Button are eligible to receive in 2014 a cash payment of EUR 206,327 and EUR 93,533 respectively.

The number of shares to be made available in 2014 is 41,961 for Mr. Wynaendts and 19,146 for Mr. Button. With regard to vested shares (with the exception of shares sold to meet income tax obligations), a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2013 (60% of the total, which for Mr. Wynaendts equates to EUR 309,489 and 62,943 shares and for Mr. Button equates to EUR 140,300 and 28,716 shares) is to be paid out in future years, subject to ex-post assessments which may result in downward adjustments and be subject to meeting additional conditions. In each of the years 2015, 2016 and 2017, 20% of the total variable compensation may be made available. Any payout will be split 50/50 in a cash payment and an allocation of shares (vesting). After vesting (with the exception of shares sold to meet income tax obligations), a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members.

Impact of ex-ante and ex-post assessment on attribution of variable compensation

No variable compensation from previous performance years payable in 2013 has been adjusted downwards in 2013.

No circumstances have been identified to lower payout of the deferred payment from prior performance years that vests in 2014 (the so called “ex post assessment”) or to lower the payout of the up-front payment of the 2013 performance year variable compensation that vests in 2014 (the so called “ex-ante 3 assessment”).

3	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board.
4	Mr. Nooitgedagt’s conditional variable compensation is reflective of his time with Aegon till retirement as per August 1, 2013.
5	Mr. Nooitgedagt’s variable compensation is paid out as follows. 40% equally split in cash (EUR 86,792) and shares (17,650) both vesting in 2014. The remaining part (60%, EUR 130,188 and 26,478 shares) will be split in thee equal parts and will vest in cash and shares in 2015, 2016 and 2017. The vested shares (with the exception of shares sold to meet income tax obligations) are subject to a three year retention (holding) period before they are at the disposal of Mr. Nooitgedagt.

108	Governance Corporate governance

Corporate governance

Aegon is incorporated and based in the Netherlands. As a company established in the Netherlands, Aegon is to comply with the Dutch law and is subject to the Dutch Corporate Governance Code1.

The shareholders

Listing and shareholder base

Aegon’s common shares are listed on the stock exchanges in Amsterdam and New York. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in Aegon’s three main markets, the Netherlands, North America and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose, to protect the broader interests of the company and its stakeholders.

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, when deemed necessary, the Supervisory or Executive Board of the company has the authority to convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide matters such as the adoption of annual accounts, the approval of dividend payments and (re) appointments to the Supervisory Board and Executive Board of Aegon.

Convocation

Meetings are convened by public notice at least 42 days before the meeting. The convocation mentions the time and location of the meeting, the record date, the agenda items, and the procedures for admittance to the meeting and representation at the meeting by means of a written proxy. Those shareholders who alone or jointly represent at least 1% of Aegon’s issued capital or a block of shares worth at least EUR 100 million may request items be added to the agenda of a General Meeting of Shareholders meeting. In accordance with Aegon’s Articles of Association, such a request will be granted if it is received in writing at least 60 days before the meeting, and if there are no important interests of the company that dictate otherwise.

Record date

The record date is used to determine shareholders’ entitlements with regard to their participation and voting rights. In accordance with Dutch law, the record date is 28 days before the day of the General Meeting of Shareholders.

Attendance

Every shareholder is entitled to attend the General Meeting to speak and vote, either in person or by proxy granted in writing. This includes proxies submitted electronically. All shareholders wishing to take part must provide proof of their identity and shareholding, and must notify the company ahead of time of their intention to attend the meeting. Aegon also solicits proxies from New York registry shareholders in line with common practice in the United States.

Voting at the General Meeting

At the General Meeting, each common share carries one vote. In the absence of a Special Cause, Vereniging Aegon will also cast one vote for every 40 common shares B it holds2.

Supervisory Board

Aegon’s Supervisory Board oversees the management of the Executive Board, as well as the company’s business and corporate strategy. The Supervisory Board must take into account the interests of all Aegon stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Composition of the Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Board itself. Aegon aims to ensure that the composition of the company’s Supervisory Board is well balanced in terms of professional background, geography and gender. A profile exists, outlining the required qualifications of its members. Supervisory Board members are no longer eligible for appointment after the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the members of the Supervisory Board members is determined by the General Meeting of Shareholders. At present, Aegon’s Supervisory Board consists of nine non-executive members, one of whom is a former member of Aegon’s Executive Board.

1	For further details on how Aegon’s corporate governance practices differ from those required of US companies under New York Stock Exchange standards, please refer to the NYSE Listing standards in the Governance section of Aegon’s website at aegon.com.
2	For more details, please see Major Shareholders on pages 307-309.

Annual Report on Form 20-F 2013

Committees

The Supervisory Board also oversees the activities of several of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management strategy, executive remuneration and appointments. These committees are:

¿	Audit Committee
¿	Risk Committee
¿	Compensation Committee
¿	Nominating Committee

Executive Board

Aegon’s Executive Board is charged with the overall management of the company and is therefore responsible for achieving Aegon’s aims, strategy and associated risk profile, as well as overseeing any relevant sustainability issues and the development of the company’s earnings. Each member has duties related to his or her specific area of expertise.

Aegon’s Articles of Association determine that for certain decisions the Executive Board must seek prior approval from the Supervisory Board and/or the approval of the General Meeting of Shareholders. In addition hereto, the Supervisory Board may also subject other Executive Board decisions to its prior approval.

Composition of the Executive Board

The Executive Board of Aegon has two members: Alex Wynaendts, who is Chairman of the Executive Board and Chief Executive Officer, and Darryl Button, who is member of the Executive Board and Aegon’s Chief Financial Officer.

The number of Executive Board members and their terms of employment are determined by the company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board.

The employment contracts with current members of the Executive Board contain provisions entitling them to severance payments, should their employment be terminated as a result of a merger or takeover. The company’s remuneration policy for the Executive Board limits exit arrangements to a maximum of one year of salary.

Management Board

Aegon’s Executive Board is assisted in its work by the company’s Management Board, which has seven members, including the members of the Executive Board1. Aegon’s Management Board is composed of Alex Wynaendts, Darryl Button, Mark Mullin, Marco Keim, Adrian Grace, Gábor Kepecs and Tom Grondin.

Capital, significant shareholders and exercise of control

As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

The capital of the company

Aegon has authorized capital of EUR 1,080 million, divided into 3 billion common shares and 6 billion common shares B, each with a par value of EUR 0.12. At the end of 2013, a total of 2,131,458,863 common shares and 579,005,440 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the company’s cooperation.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares, whether regarding the number of votes or the time period in which they may be exercised.

All common shares B are held by Vereniging Aegon, the company’s largest shareholder. Their nominal value being equal to the nominal par value of a common share implies that common shares B also carry one vote per share. The voting rights attached to common shares B are subject to restrictions, however, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause2.

The financial rights attached to a common share B are one-fortieth (1/40th) of the financial rights attached to a common share. The financial right attached to the shares of both classes are otherwise identical. For the purpose of issuance of shares, reduction of issued capital and the transfer of common shares B, the value or the price of a common share B will be determined as one-fortieth (1/40th ) of the value of a common share. For such purposes, no account will be taken of the difference between common shares and common shares B in terms of the proportion between financial rights and voting rights.

1	For an overview of the members of the Executive Board and of the Management Board, please refer to pages 6 and 7.
2	For further information, please see here under for the description of special control rights.

110	Governance Corporate governance

Significant shareholdings

On December 31, 2013, Vereniging Aegon, Aegon’s largest shareholder, held a total of 292,687,444 common shares and 579,005,440 common shares B.

Under the terms of the 1983 Merger Agreement1 as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances which caused the total shareholding to be or become lower than 32.6%.

To Aegon’s knowledge based on the filings made with the Netherlands Authority for Financial Markets, the AFM, the US-based investment management firm Dodge & Cox and the US-based investment management firm FMR LLC each hold a capital and voting interest in Aegon N.V in excess of 3%.

Special control rights

As a matter of Dutch corporate law, the common shares and the common shares B offer equal2 full voting rights, as they have equal nominal value (EUR 0.12). The Voting Rights Agreement entered into between Vereniging Aegon and Aegon ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. In the event of a Special Cause Vereniging Aegon may cast one vote for every common share and one vote for every common share B. A Special Cause may include:

¿	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more;
¿	A tender offer for Aegon N.V. shares;
¿	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Executive and Supervisory Boards.

If Vereniging Aegon, acting at its sole discretion, determines that a Special Cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its common shares B for a period limited to six months. Based on its current shareholding, Vereniging Aegon would, for that limited period, command 32.6% of the votes at a General Meeting of Shareholders.

Issue and repurchase of shares

New shares may be issued up to the maximum of the company’s authorized capital, following a resolution adopted by the General

Meeting of Shareholders. Shares may also be issued following a resolution of the Executive Board, providing, and to the extent that, the Board has been authorized to do so by the General Meeting of Shareholders. A resolution authorizing the Executive Board to issue new shares is usually presented at Aegon’s annual General Meeting of Shareholders.

Aegon is entitled to acquire its own fully paid-up shares, providing it acts within existing statutory restrictions. Shareholders usually authorize the Executive Board to purchase the company’s shares under terms and conditions determined by the General Meeting.

Transfer of shares

There are no restrictions on the transfer of common shares. Common shares B can only be transferred with the prior approval of Aegon’s Supervisory Board3.

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

Exercise of option rights

Senior executives at Aegon companies and other employees have been granted share appreciation rights and share options. For further details, please see note 14 of the notes to Aegon’s Consolidated Financial Statements of this Annual Report. Under the terms of existing share plans Aegon cannot influence the exercise of granted rights.

Appointing, suspending or dismissing Board members

The General Meeting of Shareholders appoints members of both the Supervisory and Executive Boards, following nominations by the Supervisory Board. Providing at least two candidates are nominated, these nominations are binding. The General Meeting of Shareholders may cancel the binding nature of these nominations with a majority of two-thirds of votes cast, representing at least one half of Aegon’s issued capital. The General Meeting may, in addition, bring forward a resolution to appoint someone not nominated by the Supervisory Board. Such a resolution also requires a two-thirds majority of votes cast representing at least one half of Aegon’s issued capital.

1	The 1983 Merger Agreement, as amended in May 2013, is published on Aegon’s corporate website (aegon.com)
2	The Voting Rights Agreement is published on Aegon’s corporate website (aegon.com).
3	For more details, please refer to clause 14A of Aegon’s Articles of Association or clause 10.6 of the 1983 Amended Merger Agreement.

Annual Report on Form 20-F 2013

Members of Aegon’s Supervisory and Executive Boards may be suspended or dismissed by the General Meeting of Shareholders with a two-thirds majority of votes cast, representing at least one half of Aegon’s issued capital, unless the suspension or dismissal has first been proposed by the company’s Supervisory Board. A member of the Executive Board may also be suspended by the Supervisory Board, although the General Meeting of Shareholders has the power to annul this suspension.

Amending the Articles of Association

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend Aegon’s Articles of Association or to dissolve the company, in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

Dutch Corporate Governance Code

Aegon, as a company based in the Netherlands, adheres to the Dutch Corporate Governance Code and supports its principles for sound and responsible corporate governance. Aegon regards the Code as an effective means of helping ensure that the interests of all stakeholders are duly represented and taken into account. The most recent version of the Code came into force on January 1, 2009. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

Generally, Aegon applies the best practice provisions set out in the Code. A detailed explanation is given below for those instances where Aegon does not fully apply the best practice provisions of the Code. In these few instances, Aegon adheres, as much as is possible, to the spirit of the Code.

Code II.2.8

For members of the Executive Board, the Dutch Corporate Governance Code requires that the maximum compensation in the event of dismissal is one year’s salary. If the maximum of one year’s salary is manifestly unreasonable for a member of the Executive Board who is dismissed during the first term of office, the board member will be eligible for severance pay not exceeding twice the annual salary.

Aegon’s position on Code II.2.8

Aegon is committed to applying this best practice provision to all new Executive Board appointments. This best practice provision is also embedded in the company’s remuneration policy for the Executive Board. Employment contracts with Executive Board members that existed prior to the code coming into force in 2003 will be respected. The employment agreement of Aegon’s CEO Alex Wynaendts contains more favorable severance payment terms should his employment be terminated as a result of a merger or takeover. The Board Agreement between Mr. Button and Aegon NV does not entitle him to any special terms under these circumstances. Should these occur he will repatriate to the USA, where equivalent employment will be sought. Details of Executive Board members’ employment contracts may be found on Aegon’s corporate website, aegon.com.

Code II.3.3

The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or transaction in which he or she has a conflict of interest.

Aegon’s position on Code II.3.3

Aegon’s CEO and CFO are also members of the Executive Committee of the company’s largest shareholder, Vereniging Aegon. This may be construed as a conflict of interest. However, under Vereniging Aegon’s Articles of Association, Aegon’s CEO and CFO are specifically excluded from voting on issues directly related to Aegon or their position within it. Aegon’s Supervisory Board holds the view that, given the historic relationship between Aegon and Vereniging Aegon, it is not in the company’s best interests to prevent Aegon’s CEO and CFO from participating in discussions and decision-making related to Vereniging Aegon. For this reason, a protocol authorizes the CEO and CFO to continue their activities regarding Vereniging Aegon. The text of this protocol is available on Aegon’s website, aegon.com.

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

Corporate Governance Statement

For an extensive review of Aegon’s compliance with the Dutch Corporate Governance Code, please refer to the Corporate Governance Statement on Aegon’s corporate website, aegon.com.

112	Governance Differences between Dutch and US company laws

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

Annual Report on Form 20-F 2013

Code of ethics

Aegon has in place a code of ethics, titled the Code of Conduct, which contains Aegon’s ethical principles in relation to various subjects. The Code of Conduct applies to Aegon employees worldwide, including Aegon’s Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions.

A new Code of Conduct came into force in 2012 giving a clearer commitment to a customer-centric approach. No waivers were granted in respect of the Code of Conduct which is posted on Aegon’s website, aegon.com.

114	Governance Controls and procedures

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

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2013.

In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 1992 framework)

Based on the assessment, management has concluded that, in all material aspects, the internal control over financial reporting was effective as at December 31, 2013. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2013, was audited by EY, an independent registered public accounting firm, as stated in their report included under item C below.

C. Attestation report of the independent registered public accounting firm

Report of independent registered public accounting firm

The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

We have audited Aegon N.V.’s internal control over financial reporting as of December 31, 2013, based on criteria established in ‘Internal Control-Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria).

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

Annual Report on Form 20-F 2013

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

In our opinion, Aegon N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Aegon N.V., which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2013 of Aegon N.V., and our report dated March 19, 2014 expressed an unqualified opinion thereon.

The Hague, the Netherlands, March 19, 2014

Ernst & Young Accountants LLP

D. Changes in internal controls over financial reporting

There have been no changes in internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or reasonably likely to affect, Aegon’s internal controls over financial reporting.

116

This page has been intentionally left blank.

Annual Report on Form 20-F 2013

Financial

information

2013

Annual Report on Form 20-F 2013

118	Consolidated financial statements of Aegon N.V.

Annual Report on Form 20-F 2013

Annual Report on Form 20-F 2013

120	Exchange rates

Exchange rates

Exchange rates at December 31, 2013

		EUR	USD	GBP	CAD	CNY	PLN	RON	TRY	UAH	CZK	HUF
1	EUR	-	1.3780	0.8320	1.4641	8.3420	4.1579	4.4640	2.9605	11.3543	27.3725	297.0751
1	USD	0.726	-	0.604	1.062	6.054	3.017	3.239	2.148	8.240	19.864	215.584
1	GBP	1.202	1.656	-	1.760	10.026	4.997	5.365	3.558	13.647	32.900	357.061
1	CAD	0.683	0.941	0.568	-	5.698	2.840	3.049	2.022	7.755	18.696	202.906
1	CNY	0.120	0.165	0.100	0.176	-	0.498	0.535	0.355	1.361	3.281	35.612
1	PLN	0.241	0.331	0.200	0.352	2.006	-	1.074	0.712	2.731	6.583	71.448
1	RON	0.224	0.309	0.186	0.328	1.869	0.931	-	0.663	2.544	6.132	66.549
1	TRY	0.338	0.465	0.281	0.495	2.818	1.404	1.508	-	3.835	9.246	100.346
1	UAH	0.088	0.121	0.073	0.129	0.735	0.366	0.393	0.261	-	2.411	26.164
100	CZK	3.653	5.034	3.040	5.349	30.476	15.190	16.308	10.816	41.481	-	1,085.305
100	HUF	0.337	0.464	0.280	0.493	2.808	1.400	1.503	0.997	3.822	9.214	-

Exchange rates at December 31, 2012

		EUR	USD	GBP	CAD	CNY	PLN	RON	TRY	UAH	CZK	HUF
1	EUR	-	1.3184	0.8111	1.3127	8.2140	4.0803	4.4455	2.3530	10.6131	25.0956	291.2151
1	USD	0.758	-	0.615	0.996	6.230	3.095	3.372	1.785	8.050	19.035	220.885
1	GBP	1.233	1.625	-	1.618	10.127	5.031	5.481	2.901	13.085	30.940	359.037
1	CAD	0.762	1.004	0.618	-	6.257	3.108	3.387	1.792	8.085	19.118	221.844
1	CNY	0.122	0.161	0.099	0.160	-	0.497	0.541	0.286	1.292	3.055	35.454
1	PLN	0.245	0.323	0.199	0.322	2.013	-	1.090	0.577	2.601	6.150	71.371
1	RON	0.225	0.297	0.182	0.295	1.848	0.918	-	0.529	2.387	5.645	65.508
1	TRY	0.425	0.560	0.345	0.558	3.491	1.734	1.889	-	4.510	10.665	123.763
1	UAH	0.094	0.124	0.076	0.124	0.774	0.384	0.419	0.222	-	2.365	27.439
100	CZK	3.985	5.254	3.232	5.231	32.731	16.259	17.714	9.376	42.291	-	1,160.423
100	HUF	0.343	0.453	0.279	0.451	2.821	1.401	1.527	0.808	3.644	8.618	-

Annual Report on Form 20-F 2013

Weighted average exchange rates 2013

		EUR	USD	GBP	CAD	CNY	PLN	RON	TRY	UAH	CZK	HUF
1	EUR	-	1.3272	0.8484	1.3674	8.1637	4.1940	4.4167	2.5305	10.8249	25.9238	296.3309
1	USD	0.753	-	0.639	1.030	6.151	3.160	3.328	1.907	8.156	19.533	223.275
1	GBP	1.179	1.564	-	1.612	9.622	4.943	5.206	2.983	12.759	30.556	349.282
1	CAD	0.731	0.971	0.620	-	5.970	3.067	3.230	1.851	7.916	18.958	216.711
1	CNY	0.122	0.163	0.104	0.167	-	0.514	0.541	0.310	1.326	3.175	36.299
1	PLN	0.238	0.316	0.202	0.326	1.947	-	1.053	0.603	2.581	6.181	70.656
1	RON	0.226	0.300	0.192	0.310	1.848	0.950	-	0.573	2.451	5.869	67.093
1	TRY	0.395	0.524	0.335	0.540	3.226	1.657	1.745	-	4.278	10.245	117.104
1	UAH	0.092	0.123	0.078	0.126	0.754	0.387	0.408	0.234	-	2.395	27.375
100	CZK	3.857	5.120	3.273	5.275	31.491	16.178	17.037	9.761	41.757	-	1,143.084
100	HUF	0.337	0.448	0.286	0.461	2.755	1.415	1.490	0.854	3.653	8.748	-

Weighted average exchange rates 2012

		EUR	USD	GBP	CAD	CNY	PLN	RON	TRY	UAH	CZK	HUF
1	EUR	-	1.2849	0.8103	1.2839	8.1377	4.1809	4.4548	2.3132	10.4363	25.1140	288.8606
1	USD	0.778	-	0.631	0.999	6.333	3.254	3.467	1.800	8.122	19.545	224.812
1	GBP	1.234	1.586	-	1.584	10.043	5.160	5.498	2.855	12.880	30.993	356.486
1	CAD	0.779	1.001	0.631	-	6.338	3.256	3.470	1.802	8.129	19.561	224.987
1	CNY	0.123	0.158	0.100	0.158	-	0.514	0.547	0.284	1.282	3.086	35.497
1	PLN	0.239	0.307	0.194	0.307	1.946	-	1.066	0.553	2.496	6.007	69.091
1	RON	0.224	0.288	0.182	0.288	1.827	0.939	-	0.519	2.343	5.638	64.843
1	TRY	0.432	0.555	0.350	0.555	3.518	1.807	1.926	-	4.512	10.857	124.875
1	UAH	0.096	0.123	0.078	0.123	0.780	0.401	0.427	0.222	-	2.406	27.678
100	CZK	3.982	5.116	3.226	5.112	32.403	16.648	17.738	9.211	41.556	-	1,150.197
100	HUF	0.346	0.445	0.281	0.444	2.817	1.447	1.542	0.801	3.613	8.694	-

Weighted average exchange rates 2011

		EUR	USD	GBP	CAD	CNY	PLN	RON	TRY	CZK	HUF
1	EUR	-	1.3909	0.8667	1.3744	9.0576	4.1154	4.2353	2.3333	24.5636	278.9417
1	USD	0.719	-	0.623	0.988	6.512	2.959	3.045	1.678	17.660	200.548
1	GBP	1.154	1.605	-	1.586	10.451	4.748	4.887	2.692	28.342	321.843
1	CAD	0.728	1.012	0.631	-	6.590	2.994	3.082	1.698	17.872	202.955
1	CNY	0.110	0.154	0.096	0.152	-	0.454	0.468	0.258	2.712	30.796
1	PLN	0.243	0.338	0.211	0.334	2.201	-	1.029	0.567	5.969	67.780
1	RON	0.236	0.328	0.205	0.325	2.139	0.972	-	0.551	5.800	65.861
1	TRY	0.429	0.596	0.371	0.589	3.882	1.764	1.815	-	10.527	119.548
100	CZK	4.071	5.662	3.528	5.595	36.874	16.754	17.242	9.499	-	1,135.590
100	HUF	0.358	0.499	0.311	0.493	3.247	1.475	1.518	0.836	8.806	-

Annual Report on Form 20-F 2013

122	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2013	2012 1)	2011 1)
Premium income	6	19,939	19,049	19,521
Investment income	7	7,909	8,413	8,167
Fee and commission income	8	1,950	1,856	1,465
Other revenues		6	9	6
Total revenues		29,805	29,327	29,159

Income from reinsurance ceded	9	2,838	4,096	2,775
Results from financial transactions	10	15,393	13,008	(187)
Other income	11	393	149	39
Total income		48,430	46,580	31,786

Premiums to reinsurers	6	3,108	3,702	3,407
Policyholder claims and benefits	12	37,793	34,665	20,230
Profit sharing and rebates	13	28	33	55
Commissions and expenses	14	5,593	5,559	6,142
Impairment charges / (reversals)	15	294	199	483
Interest charges and related fees	16	355	519	491
Other charges	17	134	52	69
Total charges		47,304	44,729	30,877
Income before share in profit / (loss) of joint ventures, associates and tax		1,126	1,851	909
Share in profit / (loss) of joint ventures		-	(13)	-
Share in profit / (loss) of associates		21	28	29
Income / (loss) before tax		1,147	1,866	938
Income tax	18	(166)	(323)	(51)
Net income / (loss)		980	1,543	887

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		978	1,542	884
Non-controlling interests		3	1	3

Earnings per share (EUR per share)	19
Basic earnings per common share		0.36	0.68	(0.05)
Basic earnings per common share B		0.01	-	-
Diluted earnings per common share		0.36	0.68	(0.05)
Diluted earnings per common share B		0.01	-	-

[1]	Amounts for 2012 and 2011 have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

Annual Report on Form 20-F 2013

Consolidated statement of comprehensive income

of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2013	2012 1)	2011 1)
Net income	980	1,543	887

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(6)	(5)	3
Remeasurements of defined benefit plans	562	(149)	(583)
Income tax relating to items that will not be reclassified	(201)	38	179

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(3,349)	4,176	3,113
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(435)	(465)	(513)
Changes in cash flow hedging reserve	(555)	(86)	1,058
Movement in foreign currency translation and net foreign investment hedging reserves	(784)	(110)	380
Equity movements of joint ventures	(4)	27	-
Equity movements of associates	54	22	(18)
Income tax relating to items that may be reclassified	1,286	(1,051)	(1,166)
Other	(6)	(2)	4
Total other comprehensive income	(3,437)	2,395	2,457
Total comprehensive income	(2,456)	3,938	3,344

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	(2,454)	3,939	3,341
Non-controlling interests	(3)	(1)	3

[1]	Amounts for 2012 and 2011 have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

Annual Report on Form 20-F 2013

124	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2013	2012 1)	January 1, 2012 1)
Assets
Intangible assets	21	2,246	2,485	2,695
Investments	22	135,533	144,969	142,705
Investments for account of policyholders	23	165,032	152,968	141,663
Derivatives	24	13,531	21,134	15,478
Investments in joint ventures	25	1,427	1,568	1,224
Investments in associates	26	470	771	713
Reinsurance assets	28	10,345	11,965	11,510
Defined benefit assets	43	34	22	18
Deferred tax assets	45	37	93	318
Deferred expenses	29	12,040	11,644	11,394
Other assets and receivables	30	7,357	7,623	8,063
Cash and cash equivalents	31	5,691	9,590	7,995
Total assets		353,745	364,832	343,776
Equity and liabilities
Shareholders’ equity	32	20,059	23,449	19,914
Other equity instruments	34	5,015	5,018	4,720
Issued capital and reserves attributable to equity holders of Aegon N.V.		25,074	28,467	24,634
Non-controlling interests		10	13	14
Group equity		25,084	28,480	24,648

Trust pass-through securities	35	135	155	159
Subordinated borrowings	36	44	42	-
Insurance contracts	37	100,642	104,004	103,522
Insurance contracts for account of policyholders	38	84,311	76,169	72,559
Investment contracts	39	14,545	17,767	20,846
Investment contracts for account of policyholders	40	82,608	78,418	71,433
Derivatives	24	11,838	18,052	12,900
Borrowings	41	12,020	13,742	11,216
Provisions	42	182	330	444
Defined benefit liabilities	43	3,060	3,550	3,331
Deferred revenue liabilities	44	88	104	103
Deferred tax liabilities	45	2,304	3,096	2,004
Other liabilities	46	16,625	20,594	19,431
Accruals	47	259	329	1,180
Total liabilities		328,661	336,352	319,128
Total equity and liabilities		353,745	364,832	343,776

[1]	Amounts for 2012 and January 1, 2012 have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

Annual Report on Form 20-F 2013

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2013

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total
At January 1, 2013		9,099	10,407	6,073	(1,085)	(1,045)	5,018	28,467	13	28,480
Net income / (loss) recognized in the income statement		-	978	-	-	-	-	978	3	980
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(6)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans		-	-	-	562	-	-	562	-	562
Income tax relating to items that will not be reclassified		-	-	1	(202)	-	-	(201)	-	(201)
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(3,349)	-	-	-	(3,349)	-	(3,349)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(435)	-	-	-	(435)	-	(435)
Changes in cash flow hedging reserve		-	-	(555)	-	-	-	(555)	-	(555)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	19	(803)	-	(784)	-	(784)

Equity movements of joint ventures		-	-	-	-	(4)	-	(4)	-	(4)
Equity movements of associates		-	-	-	-	54	-	54	-	54
Disposal of group assets		-	3	-	-	-	-	3	(3)	-
Income tax relating to items that may be reclassified		-	-	1,265	-	21	-	1,286	-	1,286
Transfer from / to other headings		-	(3)	3	-	-	-	-	-	-
Other		-	(4)	-	-	-	-	(4)	(2)	(6)
Total other comprehensive income / (loss)		-	(4)	(3,075)	379	(732)	-	(3,431)	(5)	(3,437)
Total comprehensive income / (loss) for 2013		-	974	(3,075)	379	(732)	-	(2,454)	(3)	(2,456)
Shares issued and withdrawn		2	-	-	-	-	-	2	-	2
Repurchased and sold own shares		(400)	(1)	-	-	-	-	(401)	-	(401)
Treasury shares		-	(77)	-	-	-	-	(77)	-	(77)
Dividends paid on common shares		-	(240)	-	-	-	-	(240)	-	(240)
Preferred dividend		-	(83)	-	-	-	-	(83)	-	(83)
Coupons on perpetual securities		-	(146)	-	-	-	-	(146)	-	(146)
Coupons on non-cumulative subordinated notes		-	(21)	-	-	-	-	(21)	-	(21)
Share options and share-based incentive plans		-	30	-	-	-	(3)	27	-	27
Other
At December 31, 2013	32, 33, 34	8,701	10,843	2,998	(706)	(1,777)	5,015	25,074	10	25,084

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Annual Report on Form 20-F 2013

126	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2012

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- control- ling interests	Total
At January 1, 2012 (restated for IAS 19)		9,097	9,418	3,464	(979)	(964)	4,720	24,756	14	24,770
Changes in accounting policies relating to IFRS 10 2)		-	(122)	-	-	-	-	(122)	-	(122)
Changes in accounting policies relating to IFRS 11 2)		-	-	17	-	(17)	-	-	-	-
At January 1, 2012 (restated)		9,097	9,296	3,481	(979)	(981)	4,720	24,634	14	24,648
Net income / (loss) recognized in the income statement		-	1,542	-	-	-	-	1,542	1	1,543
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(5)	-	-	-	(5)	-	(5)
Remeasurements of defined benefit plans		-	-	-	(149)	-	-	(149)	-	(149)
Income tax relating to items that will not be reclassified		-	-	1	37	-	-	38	-	38
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	4,176	-	-	-	4,176		4,176
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(465)	-	-	-	(465)	-	(465)
Changes in cash flow hedging reserve		-	-	(86)	-	-	-	(86)	-	(86)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	6	(116)	-	(110)	-	(110)
Equity movements of joint ventures		-	-	-	-	27	-	27	-	27
Equity movements of associates		-	-	-	-	22	-	22	-	22
Income tax relating to items that may be reclassified		-	(6)	(1,048)	-	3	-	(1,051)	-	(1,051)
Transfer from / to other headings			(19)	19	-	-	-	-	-	-
Other		-	-	-	-	-	-	-	(2)	(2)
Total other comprehensive income / (loss)		-	(25)	2,592	(106)	(64)	-	2,397	(2)	2,395
Total comprehensive income / (loss) for 2012		-	1,517	2,592	(106)	(64)	-	3,939	(1)	3,938
Shares issued and withdrawn		2	-	-	-	-	-	2	-	2
Treasury shares		-	3	-	-	-	-	3	-	3
Dividends paid on common shares		-	(148)	-	-	-	-	(148)	-	(148)
Preferred dividend		-	(59)	-	-	-	-	(59)	-	(59)
Coupons on perpetual securities		-	(172)	-	-	-	-	(172)	-	(172)
Issuance of non-cumulative subordinated notes		-	-	-	-	-	271	271	-	271
Coupons on non-cumulative subordinated notes		-	(23)	-	-	-	-	(23)	-	(23)
Cost of issuance of non-cumulative subordinated notes (net of tax)		-	(10)	-	-	-	-	(10)	-	(10)
Dividend withholding tax reduction		-	3	-	-	-	-	3	-	3
Share options and share-based incentive plans		-	-	-	-	-	27	27	-	27
At December 31, 2012	32, 33, 34	9,099	10,407	6,073	(1,085)	(1,045)	5,018	28,467	13	28,480

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.
[2]	Amounts have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

Annual Report on Form 20-F 2013

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2011

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Re- measure- ment of defined benefit plans	Other reserves	Convert- ible core capital securities	Other equity instru- ments	Issued capital and reserves 1)	Non- control- ling interests	Total
At January 1, 2011 (as previously stated)		8,184	9,529	958	-	(1,343)	1,500	4,704	23,532	11	23,543
Changes in accounting policies relating to IAS 192)		-	-	-	(547)	-	-	-	(547)	-	(547)
At January 1, 2011 (restated)		8,184	9,529	958	(547)	(1,343)	1,500	4,704	22,985	11	22,996

Net income / (loss) recognized in the income statement		-	884	-	-	-	-	-	884	3	887
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	3	-	-	-	-	3	-	3
Remeasurements of defined benefit plans		-	-	-	(583)	-	-	-	(583)	-	(583)
Income tax relating to items that will not be reclassified		-	-	(1)	180	-	-	-	179	-	179

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	3,113	-	-	-	-	3,113	-	3,113
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(513)	-	-	-	-	(513)	-	(513)
Changes in cash flow hedging reserve		-	-	1,058	-	-	-	-	1,058	-	1,058
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(29)	409	-	-	380	-	380
Equity movements of associates		-	-	-	-	(18)	-	-	(18)	-	(18)
Income tax relating to items that may be reclassified		-	-	(1,154)		(12)	-	-	(1,166)	-	(1,166)
Other		-	4	-	-	-	-	-	4	-	4
Total other comprehensive income / (loss)		-	4	2,506	(432)	379	-	-	2,457	-	2,457
Total comprehensive income / (loss) for 2011		-	888	2,506	(432)	379	-	-	3,341	3	3,344
Shares issued and withdrawn		913	-	-	-	-	-	-	913	-	913
Repurchase of convertible core capital securities		-	-	-	-	-	(1,500)	-	(1,500)	-	(1,500)
Preferred dividend		-	(59)	-	-	-	-	-	(59)	-	(59)
Coupons on perpetual securities		-	(177)	-	-	-	-	-	(177)	-	(177)
Coupons and premiums on convertible core capital securities		-	(750)	-	-	-	-	-	(750)	-	(750)
Share options and share-based incentive plans		-	-	-	-	-	-	16	16	-	16
Other		-	(13)	-	-	-	-	-	(13)	-	(13)
At December 31, 2011	32, 33, 34	9,097	9,418	3,464	(979)	(964)	-	4,720	24,756	14	24,770

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.
[2]	Amounts have been restated for the changes in accounting policy IAS 19. Refer to note 2 for details about these changes.

Annual Report on Form 20-F 2013

128	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2013	2012 3)	2011 3)
Income / (loss) before tax		1,147	1,866	938
Results from financial transactions		(16,219)	(12,903)	187
Amortization and depreciation		1,187	1,417	1,651
Impairment losses		322	198	483
Income from joint ventures		-	13	-
Income from associates		(21)	(26)	(29)
Release of cash flow hedging reserve		(26)	(62)	(18)
Remeasurements of defined benefit plans		562	(149)	(583)
Other		(146)	(175)	(138)
Adjustments of non-cash items		(14,341)	(11,687)	1,553
Insurance and investment liabilities		(574)	(3,227)	(4,940)
Insurance and investment liabilities for account of policyholders		18,787	10,801	(154)
Accrued expenses and other liabilities		(2,509)	550	140
Accrued income and prepayments		(1,166)	(1,731)	(1,460)
Changes in accruals		14,538	6,393	(6,414)
Purchase of investments (other than money market investments)		(34,100)	(32,018)	(29,612)
Purchase of derivatives		(850)	(1,528)	(1,350)
Disposal of investments (other than money market investments)		31,176	33,742	34,924
Disposal of derivatives		182	507	1,599
Net purchase of investments for account of policyholders		(1,395)	1,197	(1,577)
Net change in cash collateral		(1,414)	(177)	2,180
Net purchase of money market investments		3,502	556	445
Cash flow movements on operating items not reflected in income		(2,899)	2,279	6,609
Tax paid		(164)	133	(375)
Other		(9)	19	(45)
Net cash flows from operating activities		(1,730)	(997)	2,266
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(22)	(36)	(18)
Purchase of equipment and real estate for own use		(66)	(63)	(72)
Acquisition of subsidiaries, joint ventures and associates, net of cash		(291)	(23)	(99)
Disposal of intangible asset		-	-	1
Disposal of equipment		15	10	18
Disposal of subsidiaries, joint ventures and associates, net of cash		811	276	823
Dividend received from joint ventures and associates		64	72	3
Other		5	1	(3)
Net cash flows from investing activities		516	237	653
Issuance of share capital		2	2	913
Issuance and purchase of treasury shares		(92)	-	-
Issuance of non-cumulative subordinated notes		-	271	-
Proceeds from TRUPS 1), subordinated loans and borrowings		2,011	6,453	5,627
Repurchase of convertible core capital securities		-	-	(1,500)
Repayment of share premium		(401)	-	-
Repayment of TRUPS 1), subordinated loans and borrowings		(3,519)	(3,737)	(4,342)
Dividends paid		(323)	(207)	(59)
Coupons and premium on convertible core capital securities		-	-	(750)
Coupons on perpetual securities		(194)	(230)	(237)
Coupons on non-cumulative subordinated notes		(28)	(30)	-
Other		(8)	(11)	(26)
Net cash flows from financing activities		(2,552)	2,511	(374)
Net increase / (decrease) in cash and cash equivalents 2)		(3,766)	1,751	2,545

Net cash and cash equivalents at the beginning of the year		9,497	7,717	5,174
Effects of changes in exchange rate		(79)	29	107
Net cash and cash equivalents at the end of the year	31	5,652	9,497	7,826

[1]	Trust pass-through securities.
[2]	Included in net increase / (decrease) in cash and cash equivalents are interest received (2013: EUR 6,731 million , 2012: EUR 8,091 million, 2011 and EUR 7,407 million) dividends received (2013: EUR 1,021 million, 2012: EUR 1,069 million, and 2011: EUR 760 million) and interest paid (2013: EUR 347 million, 2012: EUR 1,261 million and 2011: EUR 273 million).
[3]	Amounts for 2012 and 2011 have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

The cash flow statement is prepared according to the indirect method.

Annual Report on Form 20-F 2013

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

Aegon N.V. (or ‘The company’) and its subsidiaries (‘Aegon’ or ‘The Group’) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs nearly 27,000 people worldwide (2012: 26,500).

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

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2013 is provided below in note 2.1.1. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain amounts in prior years have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

With regard to the income statements of Aegon N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, deferred policy acquisition costs, value of business acquired and other purchased intangible assets, goodwill, policyholder claims and benefits, insurance guarantees, pension plans, income taxes and the potential effects of resolving litigation matters.

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 19, 2014. The financial statements are put to the Annual General Meeting of Shareholders on May 21, 2014 for adoption. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

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

Annual Report on Form 20-F 2013

130	Notes to the consolidated financial statements of Aegon N.V. Note 2

A reconciliation between IFRS and IFRS-EU is included in the table below.

		Shareholders’ equity				Net income
	2013	2012	2011	2013	2012	2011
In accordance with IFRS	20,059	23,449	20,036	980	1,543	887
Adjustment of EU ‘IAS 39’ carve out	(124)	52	-	(176)	52	-
Tax effect of the adjustment	31	(13)	-	44	(13)	-
Effect of the adjustment after tax	(93)	39	-	(132)	39	-
In accordance with IFRS-EU	19,966	23,488	20,036	849	1,582	887

2.1.1 Adoption of new IFRS accounting standards

Aegon adopted new and amended standards that require restatement of previous financial statements. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 “Employee Benefits” and IAS 1 “Presentation of Financial Statements”. Application of IFRS 13 “Fair Value Measurement” is required prospectively as of the beginning of the annual reporting period.

The nature and the impact of each new standard/amendment that has been applied for the first time in 2013 is described below:

IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 enable users of the financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment affects disclosure only and is included in note 53.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces all the guidance on control and consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC-12, “Consolidation – Special Purpose Entities”. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition, for several investment funds the consolidation conclusion has been evaluated which resulted in changes compared to previous years (note 3). The impact of the adoption of IFRS 10 on the financial position of Aegon is described in note 2.1.2. For the corresponding accounting policy refer to note 2.2.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-Controlled Entities — Non-Monetary Contributions by Venturers”. IFRS 11 removes the option to account for joint arrangements using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. Therefore Aegon has changed its accounting treatment for joint ventures from proportionate consolidation to equity accounting. The impact of the adoption of IFRS 11 on the financial position of Aegon is described in note 2.1.2. For the corresponding accounting policy refer to note 2.10.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and structured entities. This standard affects disclosure only and has therefore no impact on Aegon’s financial position or performance. Aegon has included the required disclosures in notes 4, 25, 26 and 27. In accordance with the transitional provisions of IFRS 12, comparatives for disclosures regarding unconsolidated structured entities are not presented.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group, which is described in note 3. IFRS 13 requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. In accordance with the transitional provisions of IFRS 13, comparatives are not presented. Aegon provides these disclosures in note 3.

IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income

The amendments require the grouping of items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or

Annual Report on Form 20-F 2013

loss should be presented as either a single statement or two consecutive statements. The amendment affects presentation only and changes are included in the statement of comprehensive income as Aegon presents two consecutive statements.

IAS 19 Employee Benefits

The revised standard eliminates the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, to immediately recognize all past service costs and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Aegon has used the “corridor method” in previous years, therefore upon adoption of IAS 19 the actuarial gains and losses are recognized and included in the defined benefit plan. Further details on the impact of the adoption of the revised IAS 19 on the financial position of Aegon are described in note 2.1.2. For the corresponding accounting policy refer to note 2.22.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2013, but are not currently relevant or do not significantly impact the financial position or financial statements:

¿	Annual improvements 2009-2011 Cycle;
¿	IFRS 1 First Time Adoption - Government Loans;
¿	IAS 27 Separate Financial Statements;
¿	IAS 28 Investments in Associates and Joint Ventures; and
¿	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine.

Annual Report on Form 20-F 2013

132	Notes to the consolidated financial statements of Aegon N.V. Note 2

2.1.2 Impact of changes in accounting policies on the financial position

Impact of changes in accounting policies on the consolidated income statement

	2012 (previously reported)	Change in accounting policy		2012 (restated)	2011 (previously reported)	Change in accounting policy	2011 (restated)
		IFRS 10/11	IAS 19			IAS 19
Impact of changes in accounting policies on the consolidated income statement

Premium income	19,526	(477)	-	19,049	19,521	-	19,521

Investment income	8,501	(88)	-	8,413	8,167	-	8,167

Fee and commission income	1,900	(44)	-	1,856	1,465	-	1,465

Other revenues	10	(1)	-	9	6	-	6
Total revenues	29,937	(610)	-	29,327	29,159	-	29,159

Income from reinsurance ceded	4,128	(32)	-	4,096	2,775	-	2,775

Results from financial transactions	12,996	12	-	13,008	(187)	-	(187)

Other income	151	(2)	-	149	39	-	39
Total income	47,212	(632)	-	46,580	31,786	-	31,786

Premiums to reinsurers	3,735	(33)	-	3,702	3,407	-	3,407

Policyholder claims and benefits	35,155	(490)	-	34,665	20,230	-	20,230

Profit sharing and rebates	34	(1)	-	33	55	-	55

Commissions and expenses	5,736	(112)	(65)	5,559	6,164	(22)	6,142

Impairment charges / (reversals)	206	(7)	-	199	483	-	483

Interest charges and related fees	467	52	-	519	491	-	491

Other charges	53	(1)	-	52	69	-	69
Total charges	45,386	(592)	(65)	44,729	30,899	(22)	30,877
Income before share in profit / (loss) of joint ventures, associates and tax	1,826	(40)	65	1,851	887	22	909

Share in net result of joint ventures	-	(13)	-	(13)	-	-	-

Share in net result of associates	26	2	-	28	29	-	29
Income before tax	1,852	(51)	65	1,866	916	22	938

Income tax (expense) / benefit	(320)	19	(22)	(323)	(44)	(7)	(51)
Net income	1,532	(32)	43	1,543	872	15	887

Net income attributable to:

Equity holders of Aegon N.V.	1,531	(32)	43	1,542	869	15	884

Non-controlling interests	1	-	-	1	3	-	3

Earnings per share (EUR per share)

Basic earnings per share	0.67	(0.01)	0.02	0.68	(0.06)	0.01	(0.05)

Diluted earnings per share	0.67	(0.01)	0.02	0.68	(0.06)	0.01	(0.05)

Earnings per common share calculation

Net income attributable to equity holders of Aegon N.V.	1,531	(32)	43	1,542	869	15	884

Preferred dividend	(59)	-	-	(59)	(59)	-	(59)

Coupons on other equity instruments	(195)	-	-	(195)	(177)	-	(177)

Coupons and premium on convertible core capital securities					(750)	-	(750)

Earnings attributable to common shareholders	1,277	(32)	43	1,288	(117)	15	(102)

Weighted average number of common shares outstanding (in million)	1,907	-	-	1,907	1,852	-	1,852

Annual Report on Form 20-F 2013

Impact of changes in accounting policies on the consolidated statement of comprehensive income

	2012 (previously reported)	Change in accounting policy		2012 (restated)	2011 (previously reported)	Change in accounting policy	2011 (restated)
		IFRS 10/11	IAS 19			IAS 19
Impact of changes in accounting policies on the consolidated statement of comprehensive income
Net income	1,532	(32)	43	1,543	872	15	887
Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	(5)	-	-	(5)	3		3

Remeasurements of defined benefit plans	-	-	(149)	(149)	-	(583)	(583)

Income tax relating to items that will not be reclassified	1	-	37	38	-	179	179
Items that may be reclassified to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	4,221	(45)	-	4,176	3,113		3,113

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(465)	-	-	(465)	(513)		(513)

Changes in cash flow hedging reserve	(92)	6		(86)	1,058		1,058

Movement in foreign currency translation and net foreign investment hedging reserves	(116)	-	6	(110)	409	(29)	380

Equity movements of joint ventures	-	27	-	27	-

Equity movements of associates	22	-	-	22	(18)		(18)

Income tax relating to items that may be reclassified	(1,064)	13	-	(1,051)	(1,167)	1	(1,166)

Other comprehensive income for the period	(1)	(1)	-	(2)	4		4
Total other comprehensive income for the period	2,501	-	(106)	2,395	2,889	(432)	2,457
Total comprehensive income	4,033	(32)	(63)	3,938	3,761	(417)	3,344
Total comprehensive income attributable to:

Equity holders of Aegon N.V.	4,034	(32)	(63)	3,939	3,758	(417)	3,341

Non-controlling interests	(1)	-	-	(1)	3	-	3

Annual Report on Form 20-F 2013

134	Notes to the consolidated financial statements of Aegon N.V. Note 2

Impact of changes in accounting policies on the consolidated statement of financial position

	December 31, 2012 (previously reported)	Change in accounting policy		December 31, 2012 (restated)	January 1, 2012 (previously reported)	Change in accounting policy		January 1, 2012 (restated)
		IFRS 10/11	IAS 19			IFRS 10/11	IAS 19
Impact of changes in accounting policies on the consolidated statement of financial position
Assets

Intangible assets	2,948	(463)	-	2,485	3,285	(590)	-	2,695

Investments	146,182	(1,213)	-	144,969	144,079	(1,374)	-	142,705

Investments for account of policyholders	153,670	(702)	-	152,968	142,529	(866)	-	141,663

Derivatives	21,154	(20)		21,134	15,504	(26)	-	15,478

Investments in joint ventures	-	1,568	-	1,568	-	1,224	-	1,224

Investments in associates	829	(58)	-	771	742	(29)	-	713

Reinsurance assets	11,987	(22)	-	11,965	11,517	(7)	-	11,510

Defined benefit assets	201	-	(179)	22	303	-	(285)	18

Deferred tax assets	33	60	-	93	89	229	-	318

Deferred expenses	11,687	(43)	-	11,644	11,432	(38)	-	11,394

Other assets and receivables	7,722	(99)	-	7,623	7,792	271	-	8,063

Cash and cash equivalents	9,653	(63)	-	9,590	8,104	(109)	-	7,995
Total assets	366,066	(1,055)	(179)	364,832	345,376	(1,315)	(285)	343,776
Equity and liabilities

Shareholders’ equity	24,630	(154)	(1,027)	23,449	21,000	(122)	(964)	19,914

Other equity instruments	5,018	-	-	5,018	4,720	-	-	4,720
Issued capital and reserves attributable to equity holders of Aegon N.V.	29,648	(154)	(1,027)	28,467	25,720	(122)	(964)	24,634
Non-controlling interests	13	-	-	13	14	-	-	14
Group equity	29,661	(154)	(1,027)	28,480	25,734	(122)	(964)	24,648

Trust pass-through securities	155	-	-	155	159	-	-	159

Subordinated borrowings	61	(19)	-	42	18	(18)	-	-

Insurance contracts	105,209	(1,205)	-	104,004	104,974	(1,452)	-	103,522

Insurance contracts for account of policyholders	76,871	(702)	-	76,169	73,425	(866)	-	72,559

Investment contracts	17,768	(1)	-	17,767	20,847	(1)	-	20,846

Investment contracts for account of policyholders	78,418	-	-	78,418	71,433	-	-	71,433

Derivatives	17,848	204	-	18,052	12,728	172	-	12,900

Borrowings	12,758	984	-	13,742	10,141	1,075	-	11,216

Provisions	331	(1)	-	330	444	-	-	444

Defined benefit liabilities	2,222	-	1,328	3,550	2,184	-	1,147	3,331

Deferred revenue liabilities	106	(2)	-	104	104	(1)	-	103

Deferred tax liabilities	3,609	(33)	(480)	3,096	2,499	(27)	(468)	2,004

Other liabilities	20,716	(122)	-	20,594	19,501	(70)	-	19,431

Accruals	333	(4)	-	329	1,185	(5)	-	1,180
Total liabilities	336,405	(901)	848	336,352	319,642	(1,193)	679	319,128
Total equity and liabilities	366,066	(1,055)	(179)	364,832	345,376	(1,315)	(285)	343,776

Annual Report on Form 20-F 2013

Impact of changes in accounting policies on the consolidated statement of changes in equity

	December 31, 2012 (previously reported)	Change in accounting policy		December 31, 2012 (restated)	December 31, 2011 (previously reported)	Change in accounting policy		December 31, 2011 (restated)
		IFRS 10/11	IAS 19			IFRS 10/11	IAS 19
Impact of changes in accounting policies on the statement of changes in equity

Share capital	9,099	-	-	9,099	9,097	-	-	9,097

Retained earnings	10,504	(155)	58	10,407	9,403	-	15	9,418

Revaluation reserves	6,082	(9)	-	6,073	3,464	-	-	3,464

Remeasurement of defined benefit plans	-	-	(1,085)	(1,085)	-	-	(979)	(979)

Other reserves	(1,055)	10	-	(1,045)	(964)	-	-	(964)
Shareholders’ equity	24,630	(154)	(1,027)	23,449	21,000	-	(964)	20,036

Annual Report on Form 20-F 2013

136	Notes to the consolidated financial statements of Aegon N.V. Note 2

Impact of changes in accounting policies on the consolidated cash flow statement

	2012 (previously reported)	Change in accounting policy		2012 (restated)	2011 (previously reported)	Change in accounting policy	2011 (restated)
		IFRS 10/11	IAS 19			IAS 19
Impact of changes in accounting policies onthe consolidated cash flow statement

Income / (loss) before tax	1,852	(51)	65	1,866	916	22	938

Results from financial transactions	(12,903)	-	-	(12,903)	187	-	187

Amortization and depreciation	1,439	(22)	-	1,417	1,651	-	1,651

Impairment losses	206	(8)	-	198	483	-	483

Income from joint ventures	-	13	-	13	-	-	-

Income from associates	(26)	-	-	(26)	(29)	-	(29)

Release of cash flow hedging reserve	(62)	-	-	(62)	(18)	-	(18)

Other	(139)	(36)	(149)	(324)	(138)	(583)	(721)
Adjustments of non-cash items	(11,485)	(53)	(149)	(11,687)	2,136	(583)	1,553

Insurance and investment liabilities	(3,224)	(3)	-	(3,227)	(4,940)	-	(4,940)

Insurance and investment liabilities for account of policyholders	11,042	(241)	-	10,801	(154)	-	(154)

Accrued expenses and other liabilities	536	(70)	84	550	(421)	561	140

Accrued income and prepayments	(1,743)	12	-	(1,731)	(1,460)	-	(1,460)
Changes in accruals	6,611	(302)	84	6,393	(6,975)	561	(6,414)

Purchase of investments (other than money market investments)	(32,464)	446	-	(32,018)	(29,612)	-	(29,612)

Purchase of derivatives	(1,528)	-	-	(1,528)	(1,350)	-	(1,350)

Disposal of investments (other than money market investments)	34,050	(308)	-	33,742	34,924	-	34,924

Disposal of derivatives	507	-	-	507	1,599	-	1,599

Net purchase of investments for account of policyholders	960	237	-	1,197	(1,577)	-	(1,577)

Net change in cash collateral	(179)	2	-	(177)	2,180	-	2,180

Net purchase of money market investments	552	4	-	556	445	-	445
Cash flow movements on operating items not reflected inincome	1,898	381	-	2,279	6,609	-	6,609

Tax paid	105	28	-	133	(375)	-	(375)

Other	53	(34)	-	19	(45)	-	(45)
Net cash flows from operating activities	(966)	(31)	-	(997)	2,266	-	2,266

Purchase of individual intangible assets (other than VOBA andfuture servicing rights)	(38)	2	-	(36)	(18)	-	(18)

Purchase of equipment and real estate for own use	(65)	2	-	(63)	(72)	-	(72)

Acquisition of subsidiaries and associates, net of cash	(126)	103	-	(23)	(99)	-	(99)

Disposal of intangible asset	1	(1)	-	-	1	-	1

Disposal of equipment	10	-	-	10	18	-	18

Disposal of subsidiaries and associates, net of cash	286	(10)	-	276	823	-	823

Dividend received from associates	2	70	-	72	3	-	3

Other	1	-	-	1	(3)	-	(3)
Net cash flows from investing activities	71	166	-	237	653	-	653
Issuance of share capital	2	-	-	2	913	-	913

Issuance of non-cumulative subordinated notes	271	-	-	271	-	-	-

Proceeds from TRUPS, subordinated loans and borrowings	6,693	(240)	-	6,453	5,627	-	5,627

Repurchase of convertible core capital securities	-	-	-	-	(1,500)	-	(1,500)

Repayment of TRUPS, subordinated loans and borrowings	(3,886)	149	-	(3,737)	(4,342)	-	(4,342)

Dividends paid	(207)	-	-	(207)	(59)	-	(59)

Coupons and premium on convertible core capital securities	-	-	-	-	(750)	-	(750)

Coupons on perpetual securities	(230)	-	-	(230)	(237)	-	(237)

Coupons on non-cumulative subordinated notes	(30)	-	-	(30)	-	-	-

Other	(11)	-	-	(11)	(26)	-	(26)
Net cash flows from financing activities	2,602	(91)	-	2,511	(374)	-	(374)
Net increase / (decrease) in cash and cash equivalents	1,707	44	-	1,751	2,545	-	2,545

Net cash and cash equivalents at the beginning of the year	7,826	(109)	-	7,717	5,174	-	5,174

Effects of changes in exchange rate	27	2	-	29	107	-	107
Net cash and cash equivalents at the end of the year	9,560	(63)	-	9,497	7,826	-	7,826
Cash and cash equivalents	9,653	(63)	-	9,590	8,104	-	8,104

Bank overdrafts	(93)	-	-	(93)	(278)	-	(278)
Net cash and cash equivalents	9,560	(63)	-	9,497	7,826	-	7,826

Annual Report on Form 20-F 2013

2.1.3 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2014, were not early adopted by the Group, but will be applied in future years:

¿	IFRS 9 Financial Instruments*;
¿	IAS 36 Impairment of Assets – Recoverable Amounts Disclosures for Non-Financial Assets; and
¿	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting.
*	Not yet endorsed by the European Union.

IFRS 9 Financial Instruments

The IFRS 9 project is to replace IAS 39 with a new standard. The project is divided into the following components: Classification and Measurement of Financial Instruments, Impairment and Hedge Accounting. The IASB recently has decided tentatively to defer the mandatory effective date to January 1, 2018. In addition, the IASB decided to reopen IFRS 9 in order to consider interaction with the insurance project as well as the US FASB’s classification and measurement model for financial instruments. For the Impairment component, the IASB issued an exposure draft proposing the recognition and measurement of a credit loss allowance or provision based on expected losses rather than incurred losses. On November 19, 2013, the IASB issued a new version of Hedge Accounting, which includes the new hedge accounting requirements. Macro hedging is decoupled from the hedge accounting component in order to avoid impact on the effective date or timing of the completion of the IFRS 9 project. IFRS 9 is expected to have a significant impact on the Group’s financial statements because it will likely result in a reclassification and remeasurement of Aegon’s financial assets. However, the full impact of IFRS 9 will only be clear after the remaining stages of the IASB’s project on IFRS 9 are completed and issued.

IAS 36 Impairment of Assets – Recoverable Amounts Disclosures for Non-Financial Assets

The IASB has issued amendments to IAS 36, “Impairment of Assets” relating to disclosures in respect of fair value less costs of disposal. The IASB has made changes to three disclosure requirements, including the requirement to add information about the fair value measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal. The amendments are effective per January 1, 2014, with earlier application permitted. The amendment affects disclosure only and has therefore no impact on Aegon’s financial position or performance.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

IASB made a narrow-scope amendment to IAS 39 to permit the continuation of hedge accounting in certain circumstances in which the counterparty to a hedging instrument changes in order to achieve clearing for that instrument. The amendment is to be applied retrospectively with effective date January 1, 2014. Aegon expects that the amendment does not result in any changes to the classification, measurement or presentation of any items in the financial statements.

The following amendments to the existing standard and interpretation, published prior to January 1, 2014, which are not yet effective for or early adopted by the Group, will not significantly impact the financial position or financial statements:

¿	IFRS 10 Consolidated Financial Statements – Amendment Investment Entities;
¿	IFRS 14 Regulatory Deferral Accounts*;
¿	IAS 19 Employee Benefits – Amendment Employee Contributions*;
¿	IAS 32 Financial Instruments: Presentation – Amendment Offsetting Financial Assets and Financial Liabilities;
¿	Annual improvements 2010-2012 Cycle*;
¿	Annual improvements 2011-2013 Cycle*; and
¿	IFRIC 21 – Levies*.
*	Not yet endorsed by the European Union.

2.2 Basis of consolidation

a. Subsidiaries

Changes in accounting policies

Aegon adopted IFRS 10, “Consolidated Financial Statements” on January 1, 2013. Aegon also adopted IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and consequential amendments to IAS 28, “Investments in Associates and Joint Ventures” and IAS 27, “Separate Financial Statements”, at the same time. Aegon’s accounting policy for consolidation, as set out below, reflects the changes under IFRS 10 for the control definition.

Aegon has applied the new policy for consolidated financial statements on or after January 1, 2012. In accordance with the transitional provisions of IFRS 10, if control in a former subsidiary was lost before January 1, 2013, Aegon has not restated the carrying amount of

Annual Report on Form 20-F 2013

138	Notes to the consolidated financial statements of Aegon N.V. Note 2 those investments. The effect of the change in accounting policies on the financial position, comprehensive income and the cash flows of Aegon at January 1, 2012 and December 31, 2012 are summarized together with the impact of IFRS 11 in note 2.1.2. In accordance with the transitional provisions of IFRS 10, comparative numbers of 2011 are not restated.

The consolidated financial statements include the financial statements of Aegon N.V. and its subsidiaries. Subsidiaries (including consolidated structured entities) are entities over which Aegon has control. Aegon controls an entity when Aegon is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The assessment of control is based on the substance of the relationship between the Group and the entity and, among other things, considers existing and potential voting rights that are substantive. For a right to be substantive, the holder must have the practical ability to exercise that right.

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting policies, which is consistent with IFRS. Intra-group transactions, including Aegon N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Non-controlling interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling share in changes in the subsidiary’s equity.

The excess of the consideration paid to acquire the interest and the fair value of any interest already owned, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within twelve months after the acquisition date are made against goodwill. Contingent consideration is discounted and the unwinding is recognized in the income statement as an interest expense. Any changes in the estimated value of contingent consideration given in a business combination prior to the adoption of IFRS 3 (as revised in 2008) are recognized as goodwill. Any changes in the estimated value of contingent consideration given in a business combination after the adoption of IFRS 3 (as revised in 2008) are recognized in the income statement.

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

Transactions with non-controlling interests

Transactions with non-controlling interests are accounted for as transactions with equity holders. Therefore disposals to non-controlling interests and acquisitions from non-controlling interests, not resulting in losing or gaining control of the subsidiary are recorded in other comprehensive income. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of Aegon N.V.

Investment funds

Investment funds managed by the Group in which the Group holds an interest are consolidated in the financial statements if the Group has power over that investment fund and it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The assessment of control is based on the substance of the relationship between the Group and the investment fund and, among other things, considers existing and potential voting rights that are currently exercisable and convertible. In assessing control, all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders (unless the fund meets the definition of a silo or when, under strict facts and circumstances, a direct link between the policyholder and the fund can be assumed).

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

Annual Report on Form 20-F 2013

Equity instruments issued by the Group that are held by investment funds are eliminated on consolidation. However, the elimination is reflected in equity and not in the measurement of the related financial liabilities towards policyholders or other third parties.

b. Joint arrangements

In general, joint arrangements are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control of an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Changes in accounting policy

Aegon adopted IFRS 11—Joint arrangements, on January 1, 2013. This resulted in the Group changing its accounting policy for its interests in joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. The accounting policy for joint ventures will then be equity accounting and therefore joint ventures are no longer recognized using proportionate consolidated.

Prior to January 1, 2013, Aegon’s interests in joint ventures were recognized using proportionate consolidation, combining items on a line by line basis from the date the jointly controlled interest commences. Gains and losses on transactions between the Group and the joint venture were recognized to the extent that they were attributable to the interests of other ventures, with the exception of losses that were evidence of impairment and that were recognized immediately. The use of proportionate consolidation was discontinued from the date on which the Group ceases to have joint control. The new policy for interests in joint ventures is included in note 2.10.

Aegon has applied the new policy for interests in joint ventures occurring on or after January 1, 2012, in accordance with the transitional provisions of IFRS 11. The Group recognized its investment in joint ventures at January 1, 2012, as the total of the carrying amounts of the assets and liabilities previously proportionately consolidated by the Group. This is the deemed cost of the Group’s investments in joint ventures for applying the equity method of accounting. In accordance with the transitional provisions of IFRS 11, comparative numbers of 2011 are not restated.

The effects of the change in accounting policies on the financial position, comprehensive income, the cash flows and statement of changes in equity of the group at January 1, 2012 and December 31, 2012 are included in note 2.1.2.

2.3 Foreign exchange translation

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

Annual Report on Form 20-F 2013

140	Notes to the consolidated financial statements of Aegon N.V. Note 2

The resulting exchange differences are recognized in the “foreign currency translation reserve”, which is part of shareholders’ equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

2.4 Segment reporting

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

The line item “Run-off businesses” includes earnings of certain business units where management has decided to exit the market and to run-off the existing block of business. Aegon believes that excluding the earnings of these blocks of businesses from underlying earnings enhances the comparability from period to period of Aegon’s key earnings measure, underlying earnings.

2.5 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

2.6 Intangible assets

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

Annual Report on Form 20-F 2013

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

2.7 Investments

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

Classification

The following financial assets are measured at fair value through profit or loss: financial assets held for trading, financial assets managed on a fair value basis in accordance with the Group’s investment strategy and financial assets containing an embedded derivative that is not closely related and that cannot be reliably bifurcated. In addition, in certain instances the Group designates financial assets to this category when by doing so a potential accounting mismatch in the financial statements is eliminated or significantly reduced.

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

142	Notes to the consolidated financial statements of Aegon N.V. Note 2

Fair value

The consolidated financial statements provide information on the fair value of all financial assets, including those carried at amortized cost where the values are provided in the notes to the financial statements.

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). For quoted financial assets for which there is an active market, the fair value is the bid price at the balance sheet date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied, the discount rate is based on current market rates applicable to financial instruments with similar characteristics. The valuation techniques that include unobservable inputs can result in a different outcome than the actual transaction price at which the asset was acquired. Such differences are not recognized in the income statement immediately but are deferred. They are released over time to the income statement in line with the change in factors (including time) that market participants would consider in setting a price for the asset. Interest accrued to date is not included in the fair value of the financial asset.

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

Annual Report on Form 20-F 2013

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

2.8 Investments for account of policyholders

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

2.9 Derivatives

a. Definition

Derivatives are financial instruments, classified as held for trading financial assets or financial liabilities, of which the value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

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

Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of Aegon N.V. equity instruments are accounted for in shareholders’ equity .

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

Annual Report on Form 20-F 2013

144	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

2.10 Investments in joint ventures

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint control exists when it is contractually agreed to share control of an economic activity. This exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost, which includes positive goodwill arising on acquisition. Negative goodwill is recognized in the income statement on the acquisition date. If joint ventures are obtained in successive share purchases, each significant transaction is accounted for separately.

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the joint venture and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the joint venture are reflected in other reserves in shareholders’ equity, while the share in the joint ventures net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the joint ventures’ equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

Gains and losses on transactions between the Group and the joint ventures are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of Aegon N.V. that are held by the joint venture are not eliminated.

Annual Report on Form 20-F 2013

On disposal of an interest in a joint venture, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in the revaluation reserve are reversed and recorded through the income statement.

2.11 Investments in associates

Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary, are accounted for using the equity method. Interests held by venture capital entities, mutual funds and investment funds that qualify as an associate are accounted for as an investment held at fair value through profit or loss. Interests held by the Group in venture capital entities, mutual funds and investment funds that are managed on a fair value basis, are also accounted for as investments held at fair value through profit or loss.

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

Gains and losses on transactions between the Group and the associate are eliminated to the extent of the Groups interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of Aegon N.V. that are held by the associate are not eliminated.

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

Annual Report on Form 20-F 2013

146	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

DPAC is derecognized when the related contracts are settled or disposed off.

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

Deferred transaction costs are derecognized when the related contracts are settled or disposed off.

2.14 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses, equipment and real estate held for own use. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing. The accounting for real estate held for own use is described in note 2.7.

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

Annual Report on Form 20-F 2013

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

Impairment losses recognized for debt instruments can be reversed if in subsequent periods the amount of the impairment loss decreases and that decrease can be objectively related to a credit event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the carrying amount after reversal cannot exceed what the amortized cost would have been at the reversal date, had the impairment not been recognized.

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

Impairment losses on equity instruments cannot be reversed.

Annual Report on Form 20-F 2013

148	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

2.17 Equity

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares, the Group has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of Aegon and for junior perpetual capital securities Aegon has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The unwinding of the discount of this component is recognized in the income statement. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using historical exchange rates.

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

Trust pass-through securities, subordinated borrowings and other borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through profit or loss as they are managed and evaluated on a fair value basis. The liability is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled.

Subordinated borrowings include the liability component of non-cumulative subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative subordinated notes is related to the redemption amount. For further information on the accounting policy of the non-cumulative subordinated notes refer to note. 2.17.

Annual Report on Form 20-F 2013

2.19 Insurance contracts

Insurance contracts are accounted for under IFRS 4 – Insurance Contracts. In accordance with this standard, Aegon continues to apply the existing accounting policies that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. Aegon applies non-uniform accounting policies for insurance liabilities and related deferred policy acquisition costs and intangible assets to the extent that it was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between Aegon’s operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. At the time of IFRS adoption, Aegon was applying US GAAP for its United States operations whereas in the Netherlands and the United Kingdom, Aegon was applying Dutch Accounting Principles. Since adoption of IFRS, Aegon has considered new and amended standards in those GAAP’s which have become effective subsequent to the date of transition to IFRS.

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

Included under insurance contracts are interest rate rebates. Interest rate rebate is a form of profit sharing whereby the Group determines the premium based on the expected interest that will be earned on the contract. The expected interest is calculated with reference to a portfolio of government bonds. Interest rate rebates that are expected to be recovered in future periods are deferred and amortized as the interest is realized. The amortization is recognized in Aegon’s income statement. They are considered in the liability adequacy test for insurance liabilities. Deferred interest rebates are derecognized when the related contracts are settled or disposed off.

a. Life insurance contracts

Life insurance contracts are insurance contracts with guaranteed life-contingent benefits. The measurement of the liability for life insurance contracts varies depending on the nature of the product.

Some products, such as traditional life insurance products in continental Europe and products in the United States, for which account terms are fixed and guaranteed, are measured using the net premium method. The liability is determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows based on the valuation assumptions used. The liability is either based on current assumptions or calculated using the assumptions established at the time the contract was issued, in which case a margin for risk and adverse deviation is generally included. A separate reserve for longevity may be established and included in the measurement of the liability. Furthermore, the liability for life insurance comprises reserves for unearned premiums and accrued annuity benefits payable.

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 2.19 c or, if bifurcated from the host contract, as described in note 2.9.

One insurance product in the United States is carried at fair value through profit or loss as it contains an embedded derivative that could not be reliably bifurcated. The fair value of the contract is measured using market consistent valuation techniques.

Annual Report on Form 20-F 2013

150	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

Other terms and conditions, such as participation features and expected lapse rates, are considered when establishing the insurance liabilities. Where the Group has discretion over the amount or timing of the bonuses distributed resulting from participation features, a liability is recognized equal to the amount that is available at the balance sheet date for future distribution to policyholders.

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

Annual Report on Form 20-F 2013

The reserve for unearned premiums includes premiums received for risks that have not yet expired. Generally, the reserve is released over the coverage period of the premium and is recognized as premium income.

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

f. Liability adequacy testing

At each reporting date, the adequacy of the life insurance liabilities, net of VOBA and DPAC, is assessed using a liability adequacy test. Additional recoverability tests for policies written in the last year may also result in loss recognition.

Life insurance contracts for account of policyholders and any related VOBA and DPAC are considered in the liability adequacy test performed on insurance contracts. To the extent that the account balances are insufficient to meet future benefits and expenses, additional liabilities are established and included in the liability for life insurance.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands and the UK the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. The fair value of the assets carried at amortized cost is considered in determining any liability adequacy surplus or deficit.

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

Annual Report on Form 20-F 2013

152	Notes to the consolidated financial statements of Aegon N.V. Note 2

b. Investment contracts without discretionary participation features

At inception, investment contracts without discretionary features are carried at amortized cost.

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

2.22 Assets and liabilities relating to employee benefits

Changes in accounting policy

Aegon adopted IAS 19 - Employee Benefits, on January 1, 2013. This resulted in the Group changing its accounting policy for the assets and liabilities relating to employee benefits.

Aegon has applied the new policy for employee benefits on or after January 1, 2011, in accordance with the transitional provisions of the revised IAS 19. Aegon’s accounting policy for assets and liabilities relating to employee benefits as set out below reflects the changes under the revised IAS 19.

a. Short-term employee benefits

Prior to January 1, 2013, short-term benefits were recognized based on the employee’s entitlement to the benefits. Under the revised IAS 19 a liability is recognized for the undiscounted amount of short-term employee benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized

Annual Report on Form 20-F 2013

over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.

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

Defined benefit plans

Measurement

The defined benefit obligation is based on the terms and conditions of the plan applicable on the balance sheet date. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the best estimate of future variables. The benefits are discounted using an interest rate based on the market yields for high-quality corporate bonds on the balance sheet date. Prior to January 1, 2013, Aegon charged plan improvements directly to the income statement, unless they were conditional on the continuation of employment. In that case, the related cost was deducted from the liability as past service cost and amortized over the vesting period. Under the revised IAS 19, plan improvements (either vested or unvested) are recognized in the income statement at the date when the plan improvement occurs.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted in determining the amount recognized on the statement of financial position.

Profit or loss recognition

Prior to January 1, 2013, Aegon determined the cost of the plans at the beginning of the year, based on the prevalent actuarial assumptions, discount rate and expected return on plan assets. Changes in assumptions, discount rate and experience adjustments were not charged to the income statement in the period in which they occur, but were deferred. Unrecognized actuarial gains and losses were amortized in a straight line over the average remaining working life of the employees covered by the plan, to the extent that the gains or losses exceeded the corridor limits. The corridor was defined as ten percent of the greater of the defined benefit obligation or the plan assets.

Under the revised IAS 19, the cost of the plans are determined at the beginning of the year and comprise the following components:

¿	Current year service cost which is recognized in profit or loss; and
¿	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss;

Remeasurements of the net defined benefit liability (asset) which is recognized in other comprehensive income are revisited quarterly. Remeasurements of the net defined benefit liability (asset) shall not be reclassified to profit or loss in a subsequent period.

Any employee contributions are deducted from the current year service cost. Net interest on the net defined benefit liability (asset) shall be determined by multiplying the net defined benefit liability (asset) by the applicable discount rate. Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. Whereby interest income on plan assets is a component of the return on plan assets and is determined by multiplying the fair value of the plan assets by the applicable discount rate. The difference between the interest income on plan assets and the actual return on plan assets is included in the remeasurement of the net defined benefit liability (asset).

Remeasurements of the net defined benefit liability (asset) comprise of:

¿	Actuarial gains and losses;
¿	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and
¿	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Annual Report on Form 20-F 2013

154	Notes to the consolidated financial statements of Aegon N.V. Note 2

Settlements

Prior to January 1, 2013, gains or losses on the curtailment or settlement of a defined benefit plan included any related actuarial gains and losses and past service cost that had not previously been recognized. Under the revised IAS 19 the gain or loss on a curtailment or settlement is the difference between:

¿	The present value of the defined benefit obligation being settled, as determined on the date of settlement; and
¿	The settlement price, including any plan assets transferred and any payments made directly by Aegon in connection with the settlement.

Aegon recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs.

The effects of the change in accounting policies on the financial position, comprehensive income, and changes in equity of the Group are summarized in note 2.1.2.

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

Annual Report on Form 20-F 2013

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

Investment income also includes rental income due, as well as fees received for security lending.

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

Annual Report on Form 20-F 2013

156	Notes to the consolidated financial statements of Aegon N.V. Note 2 are offset by the fair value movements of the hedged item, and the resulting hedge ineffectiveness, if any, is included in this line. In addition, the fair value movements of bifurcated embedded derivatives are included in this line.

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss includes fair value movements of investments held for account of policyholders (refer to note 2.8). The net fair value change does not include interest or dividend income.

Other

In addition, results from financial transactions include gains/losses on real estate (general account and account of policyholders), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

2.31 Impairment charges/(reversals)

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

2.35 Future adoption of voluntary changes in accounting policies

Aegon will make voluntary changes in accounting policies, effective January 1, 2014 which will be applied retrospectively for all periods presented. Changes to these policies relate to deferred policy acquisition costs and how Aegon accounts for longevity assumptions in the Netherlands. In the paragraphs below, details are provided for these changes in accounting policies.

Deferred policy acquisition costs

Aegon will adopt a single group-wide accounting policy for deferral of policy acquisition costs as of January 1, 2014. Upon initial adoption of IFRS, Aegon operations were permitted to continue existing accounting policies for insurance contracts even though such policies were often non-uniform between countries. Through adoption of a uniform, group-wide accounting policy, Aegon will eliminate this lack of uniformity for the deferral of policy acquisition costs thereby providing the users of the financial statements with more meaningful information.

Annual Report on Form 20-F 2013

IFRS 4 neither prohibits nor requires the deferral of policy acquisition costs, nor does it prescribe what acquisition costs are deferrable. Thus, in developing the new policy, Aegon considered and sought alignment with the proposed description of deferrable policy acquisition costs within the IFRS Insurance Contracts Phase II exposure draft (Exposure Draft). In the absence of detailed guidance in the Exposure Draft, Aegon also considered the recently adopted guidance in U.S. GAAP (ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”), if not conflicting with IFRS 4 or the Exposure Draft. IFRS currently differs from US GAAP by not limiting the deferral to expenses from successful efforts only and in the detail of how that principle is applied. Under the new accounting policy, deferred policy acquisition costs include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred.

The adoption of the new accounting policy for deferred policy acquisition costs is expected to decrease shareholders’ equity at the date of adoption (January 1, 2014), by between EUR 1.4 and 1.6 billion. The company estimates that this accounting change will reduce net income by approximately EUR 85 million, EUR 65 million and EUR 60 million for the years 2013, 2012 and 2011 respectively, as certain expenses are no longer deferrable and are directly accounted for in the income statement.

Longevity reserving

As of January 1, 2014, Aegon will amend its policy to determine the insurance contract liability of Aegon the Netherlands to account for longevity risk assumed by Aegon. This change will provide more current information about the financial effects of changes in life expectancy of the insured population. The change will also increase alignment with market pricing of longevity risk. It will supply users of the financial statements with more relevant decision making information on the insurance contract liability and will improve transparency on the longevity risks assumed by Aegon.

Mortality tables will be updated annually based on the prospective tables taking into account longevity trends. The new methodology will take into account the contractual cash flows related to the longevity risk assumed. Previously the methodology applied by Aegon the Netherlands only considered realized mortalities based on observed mortality tables.

The change is expected to decrease shareholders’ equity at the date of adoption (January 1, 2014), by between EUR 0.8 and 0.9 billion. The company estimates that this change will increase net income by approximately EUR 180 million, EUR 150 million and EUR 105 million for the years 2013, 2012 and 2011 respectively.

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

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is generally based on current assumptions or on the assumptions established at inception of the contract. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Annual Report on Form 20-F 2013

158	Notes to the consolidated financial statements of Aegon N.V. Note 3

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

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

In the third quarter of 2013, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25% and extended the uniform grading period from 5 years to 10 years. Aegon also changed its assumed returns for US separate account bond fund to 4% over the next 10 years and 6% thereafter from its previous assumptions of 4% over the next 5 years and 6% thereafter. In addition, Aegon changed its long-term equity market return assumption for the estimated gross profit in variable life and variable annuity products in the Americas from 9% to 8%. In total, these assumption changes led to a negative impact on earnings of EUR 405 million in the third quarter of 2013. Both the assumptions for the bond fund and that for the long-term equity market are gross assumptions from which asset management and policy fees are deducted to determine the policyholder return. The 90-day Treasury yield is 0.07% at December 31, 2013 and is assumed to remain level for the next two years followed by an eight year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated equity market return and the actual return.

In 2012, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9% (2011: 9%). The 90-day Treasury yield was 0.05% at December 31, 2012 and was assumed to remain level for the next two years followed by a three year grade to 3%. Aegon’s assumptions on the long term credit spread or default assumptions, remained unchanged in 2012.

In 2011, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US treasury yields by 50 basis points to 4.75% (graded uniformly over the next five years) and lowered the 90-day treasury yield to 0.02% for the next two years followed by a three year grade to 3%. In addition, Aegon lowered its assumed return for US separate account bond fund returns by 200 basis points to 4% over the next five years, followed by a return of 6% thereafter.

A 1% decrease in the expected long-term equity growth rate with regards to Aegon’s variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of

Annual Report on Form 20-F 2013

approximately EUR 169 million (2012: EUR 150 million). The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.3 billion at December 31, 2013 (2012: EUR 2.1 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which Aegon assumes will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would reduce net income by approximately EUR 105 million (2012: EUR 53 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 18 million (2012: EUR 42 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 37 million (per assumption change) (2012: EUR 39 million).

Determination of having control over investees

In making the determination whether Aegon controls an investee, Aegon analyses whether it has power over the investee (existing rights that give it the current ability to direct the relevant activities). The outcome of this analysis depends on the following criteria:

¿	Purpose and design of the investee;
¿	What are the relevant activities (that drive the investee’s returns) and how decisions about them are taken; and
¿	Whether rights of the investor give current ability to direct the relevant activities.

The analysis also depends on whether Aegon is exposed or has rights to variable returns from its involvement with the investee and whether Aegon has the ability to use its powers over the investee to affect the amount of the investor’s returns.

In addition, IFRS requires that the assessment also consider Aegon’s relationships with other parties (who may be acting on Aegon’s behalf) and the possibility that the investee contains deemed separate entities that should be assessed for control separately.

In specific cases, which are described below, Aegon applied judgment involving the criteria for consolidation to come to the conclusion whether Aegon controls an investee.

Investment vehicle

An investment vehicle is considered to be any vehicle (fund) whose primary objective is investing and managing its assets with a view to generate returns. For the purpose of determining whether Aegon controls an investment vehicle and whether Aegon is an agent or a principal, the following has been analyzed:

¿	The scope of its decision-making authority over the investee;
¿	The rights held by other parties;
¿	The remuneration to which it is entitled in accordance with the remuneration agreement; and
¿	The decision maker’s exposure to variability of returns from other interests that it holds in the investee.

Investment funds

Investment funds managed by the Group in which the Group holds an interest are consolidated in the financial statements if the Group has power over that investment fund and it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In assessing control, all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders (unless the fund meets the definition of a deemed separate entity or under strict facts and circumstances a direct link between the policyholder and the fund can be assumed).

Annual Report on Form 20-F 2013

160	Notes to the consolidated financial statements of Aegon N.V. Note 3

In determining whether Aegon has power the following has been considered:

¿	Is the asset manager external or internal (i.e. an Aegon subsidiary);
¿	Is the investment mandate broad or narrow;
¿	Does the policyholder have legal rights to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
¿	The governance structure, such as an independent board of directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
¿	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).

If the above assessment indicates that Aegon has power, it has been assessed whether Aegon has exposure or rights to variability of returns. The following items were assessed:

¿	General account investment of Aegon;
¿	Aegon’s investment held for policyholder;
¿	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;
¿	Fees dependent on fund value (including, but not limited to, asset management fees); and
¿	Fees dependent on performance of the fund (including, but not limited to, performance fees).

For some investment funds Aegon concludes that Aegon is an agent and thus does not control those investment funds. In particular, for some separate accounts, Aegon concluded that the independent board of directors has substantive rights and therefore Aegon does not have power over these separate accounts and in that case Aegon acts as an agent.

For some limited partnerships, determining whether Aegon has control over these entities is dependent on whether Aegon is a limited partner, general partner and whether other parties have substantive removal rights. The conclusion differs per situation and judgment is applied on the substantiveness of the removal rights and on the magnitude of the exposure to variable returns.

Structured entities

A structured entity is defined in IFRS 12 as “An entity that has been designed so that voting rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.” In these instances the tests and indicators to assess control provided by IFRS 10 have more focus on the purpose and design of the investee (with relation to the relevant activities that most significantly affect the structured entity) and the exposure to variable returns, which for structured entities lies in interests through e.g. derivatives, and will not be focused on entities that are controlled by voting rights.

Aegon concluded for several structured entities that the Group controls those investees. In particular the implementation of IFRS 10 resulted in a change in consolidation conclusion for a structured entity, as Aegon concluded it has control over that structured entity. Aegon has been involved in the design of certain mortgage backed securitization deals and Aegon also has the ability to use its power to affect the amount of the investee’s returns. Furthermore, Aegon fully services the investees and can therefore influence the defaults of the mortgage portfolios. In addition, for several of these securitization deals the majority of risks are maintained by Aegon. These factors contributed to the conclusion that Aegon has control. Restatements due to the implementation of IFRS 10 are disclosed in note 2.1.2.

Determination of fair value and fair value hierarchy

The following is a description of Aegon’s methods of determining fair value, and a quantification of its exposure to assets and liabilities measured at fair value.

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

¿	In the principal market for the asset or liability; or
¿	In the absence of a principal market, in the most advantageous market for the asset or liability.

Annual Report on Form 20-F 2013

In accordance with IFRS 13, Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

¿	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
¿	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
¿	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active or quoted market prices are not available, a valuation technique is used.

The degree of judgment used in measuring the fair value of assets and liabilities generally inversely correlates with the level of observable valuation inputs. Aegon maximizes the use of observable inputs and minimizes the use of unobservable valuation inputs when measuring fair value. Financial instruments, for example, with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment.

The assets and liabilities categorization within the fair value hierarchy is based on the lowest input that is significant to the fair value measurement.

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

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument in its entirety is classified as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. “Unobservable” in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the table headed “Effect of changes in significant unobservable assumptions to reasonably possible alternatives” below. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial) could result in a different estimate of fair value at the reporting date.

To operationalize Aegon’s fair value hierarchy, individual instruments (both financial and non-financial) are assigned a fair value level based primarily on the type of instrument and the source of the prices (e.g. index, third-party pricing service, broker, internally modeled). Periodically, this logic for assigning fair value levels is reviewed to determine if any modifications are necessary in the context of the current market environment.

Fair value of assets and liabilities

The estimated fair values of Aegon’s assets and liabilities correspond with the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, Aegon uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data, such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when Aegon determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to estimate the price

Annual Report on Form 20-F 2013

162	Notes to the consolidated financial statements of Aegon N.V. Note 3 at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). Therefore, unobservable inputs reflect Aegon’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

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

Valuation of assets and liabilities is based on a pricing hierarchy, in order to maintain a controlled process that will systematically promote the use of prices from sources in which Aegon has the most confidence, where the least amount of manual intervention exists and to embed consistency in the selection of price sources. Depending on asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Real estate funds, private equity funds and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e. as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

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

Annual Report on Form 20-F 2013

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

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and asset backed securities (ABS)

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is illiquidity premium which is embedded in the discount rate.

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences.

Sovereign debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place.

Annual Report on Form 20-F 2013

164	Notes to the consolidated financial statements of Aegon N.V. Note 3

Mortgage loans, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage loans and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield and maturity characteristics. For fixed interest mortgage loans, the market rate is adjusted for expenses, prepayment rates, lapse assumptions (unobservable inputs), liquidity and credit risk (market observable inputs). An increase in expense spread, prepayment rates and/or prepayment assumptions, would decrease the fair value of the mortgage loan portfolio.

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

Some OTC derivatives are so called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

Certain bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include Guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan, and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including

Annual Report on Form 20-F 2013

credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread.

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

In 2013, Aegon updated the way it extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate of 4.25% from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (USD, GBP and EUR) is set at 30 years. Additionally, Aegon updated the manner in which it estimates guarantees embedded within individual life contracts in the Netherlands. The impact on income before tax of these updates was EUR 27 million negative.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 48 for more details about Aegon’s guarantees .

Real estate

Valuations of both investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the balance sheet date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been let out.

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

Annual Report on Form 20-F 2013

166	Notes to the consolidated financial statements of Aegon N.V. Note 3

Trust pass-through securities, subordinated borrowings and other borrowings

Trust pass-through securities, subordinated borrowings and other borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). For the determination of the fair value of these instruments, the level hierarchy as described by IFRS is used. The preferred method of obtaining the fair value of the fair value option bonds is the quoted price (Level I). In case markets are less liquid or the quoted prices are not available, an internal model is used, using parameters which are market observable (Level II). Aegon uses a discounted cash flow method including yield curves such as deposit rates, floating rate and 3-month swap rates. In addition, Aegon includes own credit spread based on Aegon’s credit default swap curve.

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2013
Assets carried at fair value
Available-for-sale investments
Shares	202	262	322	787
Debt securities	20,815	64,184	3,162	88,162
Money market and other short-term instruments	-	5,524	-	5,524
Other investments at fair value	25	312	826	1,163
	21,043	70,282	4,310	95,635

Fair value through profit or loss
Shares	1,120	130	-	1,250
Debt securities	64	1,268	17	1,350
Money market and other short-term instruments	95	354	-	449
Other investments at fair value	-	567	1,217	1,784
Investments for account of policyholders 1)	99,040	63,008	1,989	164,037
Derivatives	69	13,134	328	13,531
Investments in real estate	-	-	1,532	1,532
Investments in real estate for policyholders	-	-	996	996
	100,388	78,461	6,079	184,929

Revalued amounts
Real estate held for own use	-	-	288	288
	-	-	288	288
Total assets at fair value	121,431	148,744	10,677	280,852

Liabilities carried at fair value
Investment contracts for account of policyholders	12,872	19,641	114	32,628
Borrowings 2)	517	500	-	1,017
Derivatives	24	10,383	1,431	11,838
Total liabilities at fair value	13,413	30,524	1,545	45,482
[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

Aegon’s policy is to record transfers of assets and liabilities between Level I and Level II at their fair values as of the beginning of each reporting period. During 2013, the amount of assets transferred from Level I to Level II classification was EUR 2 million. During 2013, the amount of assets and liabilities transferred from Level II to Level I classification was EUR 473 million. Transfers are identified based on transaction volume and frequency which are indicative of an active market.

Annual Report on Form 20-F 2013

The table below shows transfers between Level I and Level II for assets recorded at fair value on a recurring basis during 2013:

		Total 2013
	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale investments
Shares	-	1
Debt securities	2	209
	2	210

Fair value through profit or loss
Investments for account of policyholders	-	263
	-	263
Total assets at fair value	2	473

There were no transfers between Level I and Level II for liabilities recorded at fair value on a recurring basis during 2013.

Annual Report on Form 20-F 2013

168	Notes to the consolidated financial statements of Aegon N.V. Note 3

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Assets carried at fair value	At January 1, 2013	Total gains / losses in income statement 1)	Total gains / losses in OCI 2)	Purchases	Sales	Settlements	Net exchange difference	Transfers from levels I and II	Transfers to levels I and II	At December 31, 2013	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2013 3)
Available for sale investments
Shares	376	4	14	44	(98)	(11)	(6)	1	(1)	322	-
Debt securities	2,643	4	98	1,285	(192)	(466)	(80)	488	(619)	3,162	-
Other investments at fair value	883	(106)	73	134	(51)	(70)	(37)	-	-	826	-
	3,902	(98)	185	1,464	(342)	(546)	(123)	489	(620)	4,310	-

Fair value through profit or loss
Debt securities	13	(2)	-	-	-	(1)	(1)	10	(2)	17	1
Other investments at fair value	1,416	145	-	53	(360)	-	(56)	106	(86)	1,217	146
Investments for account of policyholders	1,715	197	-	338	(407)	-	(15)	210	(50)	1,989	153
Derivatives	301	2	-	47	(15)	-	(7)	-	-	328	(1)

Investments in real estate	1,627	(49)	-	91	(105)	-	(33)	-	-	1,532	(60)
Investments in real estate for policyholders	1,008	(12)	-	205	(180)	-	(25)	-	-	996	(12)
	6,080	281	-	734	(1,067)	(1)	(137)	326	(138)	6,079	227

Revalued amounts

Real estate held for own use	305	(2)	(5)	(2)	(1)	-	(7)	-	-	287	(2)
	305	(2)	(5)	(2)	(1)	-	(7)	-	-	287	(2)
Total assets at fair value	10,287	181	180	2,196	(1,410)	(547)	(267)	815	(758)	10,676	225

Liabilities carried at fair value
Investment contracts for account of policyholders	(109)	(20)	-	(3)	13	-	5	-	-	(114)	(19)
Derivatives	(2,317)	903	-	-	-	-	12	(30)	2	(1,431)	868
	(2,427)	883	-	(3)	13	-	17	(30)	2	(1,545)	848
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains/(losses) on revaluation of available-for-sale investments, (Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investment and Changes in revaluation reser real estate held for own use of the statement of other comprehensive income.
[3]	Total gains/(losses) for the period during which the financial instrument was in Level III.

Annual Report on Form 20-F 2013

Aegons policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period. During 2013, Aegon transferred certain financial instruments from Levels I and Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2013, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Annual Report on Form 20-F 2013

170	Notes to the consolidated financial statements of Aegon N.V. Note 4

Significant unobservable assumptions

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III assets and liabilities.

	December 31, 2013	Valuation technique 1)	Significant unobservable input 2)	Range (weighted average)
Assets carried at fair value
Available-for-sale investments
Shares	203	Broker quote	n.a.	n.a.
	119	Other	n.a.	n.a.
	322
Debt securities
RMBS	276	Broker quote	n.a.	n.a.
	61	Other	n.a.	n.a.
CMBS	21	Broker quote	n.a.	n.a.
	7	Other	n.a.	n.a.
ABS	202	Discounted cash flow	Discount rate	3%—8% (6.62%)
	2,030	Broker quote	n.a.	n.a.
	59	Other	n.a.	n.a.
Corporate bonds	212	Discounted cash flow	Credit spread	0.4%—2.6% (2.33%)
	259	Broker quote	n.a.	n.a.
	16	Other	n.a.	n.a.
Sovereign debt	19	Broker quote	n.a.	n.a.
	3,162
Other investments at fair value
Tax credit investments	696	Discounted cash flow	Discount rate	8.2%
Other	126	Net asset value	n.a.	n.a.
	4	Other	n.a.	n.a.
	826
At December 31	4,310

Fair value through profit or loss
Debt securities	17	Other	n.a.	n.a.
	17
Other investments at fair value
Real estate funds	591	Net asset value	n.a.	n.a.
Private equity funds	564	Net asset value	n.a.	n.a.
Hedge funds	62	Net asset value	n.a.	n.a.
	1,217
Derivatives 3)
Longevity swap	128	Discounted cash flow	Mortality	n.a.
Other	124	Other	n.a.	n.a.

Real estate
Investments in real estate	595	Direct capitalization technique	Capitalization rate	4.50%—11.50% (7.3%)
	809	Appraisal value	n.a.	n.a.
	127	Other	n.a.	n.a.
	3,017
Revalued amounts
Real estate held for own use	129	Direct capitalization technique	Capitalization rate	6.50%—9.50% (7.98%)
	104	Appraisal value	n.a.	n.a.
	54	Other	n.a.	n.a.
	287
At December 31	3,304

Total assets at fair value	7,614
Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,213	Discounted cash flow	Credit spread	0.50%
Other	218	Other	n.a.	n.a.
Total liabilities at fair value	1,431

1	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
2	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
3	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 76 million.

Annual Report on Form 20-F 2013

Available-for-sale shares include shares in the Federal Home Loan Bank of EUR 94 million that are measured at par, which are reported as part of Other. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the bank.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

		December 31, 2013	Significant unobservable input	Effect of reasonably possible alternative assumptions (+/-)
				Increase	Decrease
Financial assets carried at fair value
Available-for-sale investments
Debt securities
ABS	a	202	Discount rate	19	(20)
Corporate bonds	b	212	Credit spread	25	(19)

Other investments at fair value
Tax credit investments	c	696	Discount rate	13	(13)
Fair value through profit or loss
Derivatives	d	128	Mortality	11	(17)
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	e	1,213	Credit spread	37	(36)

The table above presents the impact on a fair value measurement of a change in an unobservable input for financial instruments. The impact of changes in inputs may not be independent, therefore the descriptions provided below indicate the impact of a change in an input in isolation.

a.	The primary unobservable assumptions used in fair value measurement of asset backed securities is in general a liquidity premium in the discount rate. Changing the liquidity premium changes the discount rate when using the discounted cash flow model. Increasing or decreasing the liquidity premium respectively decreases or increases the value of the investment. Aegon adjusted the discount rate with 100 basis points up or down for this input.
b.	For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread. An increase in credit spread results in a lower valuation, while a decrease in credit spread results in a higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.
c.	Tax credit investments are measured at fair value using an internal model. The most significant unobservable input for valuation of these tax credits is the discount rate. Increasing or decreasing the discount rate would result in respectively a lower or higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.
d.	The derivative included is a longevity index derivative. Most significant unobservable input is expected mortality. Changing the expected mortality changes the cash flow expectations from this derivative. Increasing (decreasing) the mortality rates decreases (increases) the value of the investment. Aegon adjusted longevity with 2% up or down for this input, compared to the expected mortality in determining the value of this derivative.
e.	To determine the fair value of the bifurcated embedded derivatives related to guarantees, a discount rate is used including credit spread. An increase in the credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives. Aegon increased or decreased the credit spread by 20 basis points.

Annual Report on Form 20-F 2013

172	Notes to the consolidated financial statements of Aegon N.V. Note 3

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

	Carrying amount December 31, 2013	Estimated fair value hierarchy			Total estimated fair value December 31, 2013
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	29,369	-	2	32,867	32,869
Private loans - held at amortized cost	1,783	-	96	1,792	1,888
Other loans - held at amortized cost	2,381	-	2,034	348	2,381

Liabilities
Trust pass-through securities - held at amortized cost	135	-	122	-	122
Subordinated borrowings - held at amortized cost	44	-	73	-	73
Borrowings – held at amortized cost	11,003	2,067	1,527	7,697	11,291
Investment contracts - held at amortized cost	14,079	-	4,299	10,088	14,387

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

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

Annual Report on Form 20-F 2013

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

Shares

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is defined as an unrealized loss position for more than six months or a fair value of less than 80% of the original cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment. If an available-for-sale equity security is impaired based upon Aegon’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon Aegon’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

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

Valuation of defined benefit plans

The liabilities or assets recognized in the statement of financial position in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future salary increases, mortality rates and price inflation. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry forwards of unused tax losses and carry forwards of unused tax credits when in the judgment of management it is probable that Aegon will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews Aegon’s deferred tax positions periodically to determine if it is probable that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

Annual Report on Form 20-F 2013

174	Notes to the consolidated financial statements of Aegon N.V. Note 4

Recognition of provisions

Provisions are established when it is probable that a past event has given rise to a present obligation or loss, the settlement of the obligation will probably lead to an outflow of resources embodying economic benefits and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

4 Financial and insurance risks

General

As an insurance group, Aegon is in the “business of risk” and as a result is exposed to a variety of risks. A description of Aegon’s risk management and control systems is given below on the basis of significant identified risks for the company. Some risks, such as currency translation risk, are related to the international nature of Aegon’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, Aegon’s largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells, deferred expenses and value of business acquired.

Aegon manages risk at local level where business is transacted, based on principles and policies established at the Group level. Aegon’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position.

To manage its risk exposure, Aegon has risk policies in place. Many of these policies are group-wide while others are specific to the unique situation of local businesses. The Group level policies limit the Group’s exposure to major risks such as equity, interest rates, credit, underwriting and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk strategy.

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

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying Aegon’s accounting policies. Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of DPAC or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonably possible change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses.

Annual Report on Form 20-F 2013

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However, the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on locked-in assumptions or on management’s long-term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and shareholders’ equity. Aegon has classified a significant part of its investment portfolio as “available-for-sale”, which is one of the main reasons why the economic shocks tested have a different impact on net income than on shareholders’ equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. Aegon’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

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

Concentration risk for financial risks are measured and managed at the following levels:

¿	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type and which promotes diversification across risk types.
¿	Concentration per counterparty: Risk exposure are measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy.
¿	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for our internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.

Moreover concentration of financial risks are measured in Aegon business planning cycle. As part of business planning, the resilience of Aegon’s business strategy is tested in several extreme event scenarios. In the Depression and Inflation scenario financial markets are stressed without assuming diversification across different market factors. As part of the Extreme Event Scenario testing, appropriate management actions are implemented when management deems this necessary.

Concentration risk for insurance risks are measured and managed at the following levels:

¿	Concentration per risk type: Insurance risks include mortality, longevity, morbidity and policyholder behavior risk. Similar to financial risks, a risk tolerance framework is in place which sets risk limits per risk type and which promotes diversification across risk types.
¿	Concentration per insured life: Mortality risk retention limit per life is set as part of the Underwriting Risk Policy.

Risk mitigation/transfer programs are taken for the exposures that are close to or exceed the limit. More generally, Aegon’s processes for managing insurance risks include risk-based pricing, underwriting and claim process, risk analysis and modeling, and management actions such as repricing, risk mitigation/transfer, enhancing customer service, etc.

Currency exchange rate risk

As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuers functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. Aegon holds the remainder of its capital base (perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. Aegon does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net income and shareholders’ equity because of these fluctuations.

Annual Report on Form 20-F 2013

176	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Information on Aegon’s 3-year historical net income / (loss) and shareholders’ equity in functional currency are shown in the table below:

	2013	2012	2011
Net income
Americas (in USD)	592	1,357	907
The Netherlands (in EUR)	424	228	419
United Kingdom (in GBP)	102	140	(39)
New markets (in EUR)	133	249	111

Equity in functional currency
Americas (in USD)	20,646	23,129	21,990
The Netherlands (in EUR)	4,180	4,907	3,965
United Kingdom (in GBP)	3,623	3,335	2,836
New markets (in EUR)	1,924	2,451	2,320

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

Closing rates	2013	2012	2011	2010	2009
USD	1.38	1.32	1.30	1.34	1.44
GBP	0.83	0.81	0.84	0.86	0.89

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the table below shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity. The effects as included in the table below are due to the translation of subsidiaries and joint-ventures in the consolidated financial statements.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets 1)	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2013
Increase by 15% of non-euro currencies relative to the euro	61	1,951
Decrease by 15% of non-euro currencies relative to the euro	(61)	(1,950)

2012
Increase by 15% of non-euro currencies relative to the euro	193	2,621
Decrease by 15% of non-euro currencies relative to the euro	(193)	(2,621)
1	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

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

Annual Report on Form 20-F 2013

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

The following table shows interest rates at the end of each of the last five years.

	2013	2012	2011	2010	2009
3-month US LIBOR	0.25%	0.31%	0.58%	0.30%	0.25%
3-month EURIBOR	0.29%	0.19%	1.36%	1.01%	0.70%
10-year US Treasury	3.03%	1.76%	1.88%	3.29%	3.83%
10-year Dutch government	2.23%	1.50%	2.19%	3.15%	3.56%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curves on net income and shareholders’ equity. In general, increases in interest rates have a negative effect on shareholders’ equity and a positive impact on net income in the current year because it results in unrealized losses on investments that are carried at fair value. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains could become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the medium-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, higher interest rates are not considered a long-term risk to the Group.

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2013
Shift up 100 basis points	438	(3,107)
Shift down 100 basis points	(399)	3,099

2012
Shift up 100 basis points	66	(3,960)
Shift down 100 basis points	(52)	3,374

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

Annual Report on Form 20-F 2013

178	Notes to the consolidated financial statements of Aegon N.V. Note 4

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 51 and note 52 for further information on capital commitments and contingencies, and on collateral given, which may expose the Group to credit risk.

2013	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollater- alization)	Net exposure
Shares	2,036	-	-	-	-	-	-	-	-	2,036
Debt securities
- carried at fair value	89,511	-	-	725	-	-	-	725	-	88,787
Money market and other short-term investments
- carried at fair value	5,974	-	1,078	-	-	-	-	1,078	31	4,926
Mortgage loans
- carried at amortized cost	29,369	1,717	-	1,810	39,447	-	2	42,976	14,442	835
Private loans -carried at amortized cost	1,783	21	-	-	-	-	-	21	-	1,761
Other loans -carried at amortized cost	2,381	-	-	-	-	-	1,925	1,925	1,149	1,606
Other financial assets—carried at fair value	2,947	-	-	-	-	-	-	-	-	2,947
Derivatives	13,293	2,898	416	-	-	9,433	-	12,746	78	625
Reinsurance assets	10,255	-	5,327	165	-	-	-	5,492	-	4,763
At December 31	157,550	4,636	6,821	2,700	39,447	9,433	1,927	64,963	15,699	108,286

2012	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral(or overcollater- alization)	Net exposure
Shares	1,867	-	-	-	-	-	-	-	-	1,867
Debt securities
- carried at fair value	96,825	-	-	805	-	-	-	805	-	96,020
Money market and other short-term investments
- carried at fair value	9,771	-	718	-	-	-	-	718	17	9,070
Mortgage loans
- carried at amortized cost	28,298	1,513	-	1,652	37,224	-	2	40,391	13,066	973
Private loans -carried at amortized cost	1,012	-	-	-	-	-	-	-	-	1,012
Other loans -carried at amortized cost	2,350	-	-	-	-	-	2,073	2,073	1,324	1,601
Other financial assets -carried at fair value	3,219	-	1	-	-	-	-	1	-	3,218
Derivatives	20,824	5,241	655	-	-	14,597	-	20,493	121	452
Reinsurance assets	11,869	-	6,516	201	-	-	-	6,717	-	5,152
At December 31	176,035	6,754	7,890	2,658	37,224	14,597	2,075	71,198	14,528	119,365

Annual Report on Form 20-F 2013

Shares

Further information on equity risk is provided in section “equity market and other investment risk”.

Debt securities

Several bonds in Aegon USA’s portfolio are insured by monoline insurers. Further information on the monoline insurers is provided in section “Additional information on credit risk, unrealized losses and impairments”.

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

Reinsurance assets

The collateral related to the reinsurance assets include assets in trust that are held by the reinsurer for the benefit of Aegon. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note 28.

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

Annual Report on Form 20-F 2013

180	Notes to the consolidated financial statements of Aegon N.V. Note 4

Credit risk management

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high quality instruments to be posted. In 2013 and 2012, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

At December 31, 2013, there was one violation of the Credit Name Limit Policy at Group level, which received an exemption from Aegon’s GRCC. This exposure is an reinsurance exposure. At December 31, 2012, there were four violations of the Credit Name Limit Policy at Group level. Three of these exposures have been reduced in 2013.

At December 31, 2013, Aegon’s largest corporate credit exposures are to Rabobank, ING, Citigroup, General Electric and Berkshire Hathaway. Aegon had large investments in sovereign backed assets, the largest being in USA, the Netherlands, Germany, UK and Austria. Highly rated sovereign assets (AAA rated) and domestically issued and owned in local currency sovereign exposures are excluded from the Credit Name Limit Policy.

Aegon Group level long-term counterparty exposure limits are as follows:

Group Limit Amounts in EUR million	2013	2012
AAA	900	900
AA	900	900
A	675	600
BBB	450	400
BB	250	250
B	125	125
CCC or lower	50	50

Annual Report on Form 20-F 2013

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

	Americas		The Netherlands		United Kingdom		New Markets		Total 2013 1)
Credit rating general account investments, excluding reinsurance assets 2013	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
Sovereign exposure	-	5,943	173	11,142	-	2,640	-	225	173	19,950	20,123
AAA	919	6,673	506	1,289	-	248	-	147	1,425	8,461	9,886
AA	3,030	7,475	143	1,076	-	1,767	-	233	3,173	10,552	13,725
A	1,744	21,352	215	2,776	-	3,649	86	678	2,046	28,501	30,547
BBB	257	17,249	181	2,520	-	2,159	57	1,014	494	22,941	23,435
BB	198	1,755	3	203	-	183	4	398	205	2,539	2,744
B	11	1,160	4	70	-	11	5	23	20	1,264	1,284
CCC or lower	-	797	-	19	-	-	2	2	2	818	820
Assets not rated	1,954	4,092	22,845	12,386	1	70	194	140	24,993	17,026	42,019
Total	8,113	66,496	24,070	31,480	1	10,727	348	2,860	32,532	112,051	144,583

Past due and / or impaired assets	79	1,497	638	160	-	26	160	28	877	1,711	2,588

At December 31	8,192	67,992	24,708	31,641	1	10,753	508	2,888	33,409	113,762	147,171
[1] Includes investments of Holding and other activities
	Americas		The Netherlands		United Kingdom		New Markets		Total 2012 1)
Credit rating general account investments, excluding reinsurance assets 2012	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
Sovereign exposure	-	6,551	26	11,503	-	2,730	-	79	26	20,863	20,889
AAA	879	7,878	478	985	-	198	-	150	1,357	9,970	11,327
AA	3,431	9,124	206	1,392	-	2,189	-	371	3,637	13,076	16,713
A	1,662	26,841	127	3,120	-	3,880	90	746	1,879	34,604	36,483
BBB	408	18,402	70	1,928	-	2,057	82	895	560	23,282	23,842
BB	232	2,145	11	173	-	160	6	427	249	2,905	3,154
B	9	1,318	4	131	-	27	2	33	15	1,509	1,524
CCC or lower	8	883	-	15	-	10	-	15	8	923	931
Assets not rated	2,109	4,257	20,766	18,726	5	64	209	132	23,089	23,566	46,655
Total	8,738	77,399	21,688	37,973	5	11,315	389	2,848	30,820	130,698	161,518

Past due and / or impaired assets	172	1,506	557	266	-	30	162	8	891	1,810	2,701

At December 31	8,910	78,905	22,245	38,239	5	11,345	551	2,856	31,711	132,508	164,219
[1]	Includes investments of Holding and other activities

Annual Report on Form 20-F 2013

182	Notes to the consolidated financial statements of Aegon N.V. Note 4

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2013	Carrying value 2012
AAA	7	6
AA	3,246	3,955
A	5,049	5,540
Below A	1,620	1,895
Not rated	334	472
At December 31	10,255	11,868

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2013	Americas	The Netherlands	United Kingdom	New Markets	Total 2013 1)	Of which past due and / or impaired assets
Residential mortgage backed securities (RMBSs)	4,360	1,143	19	112	5,634	1,282
Commercial mortgage backed securities (CMBSs)	4,723	82	398	134	5,337	43

Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	562	1,379	-	-	1,941	43
ABSs – Other	2,079	184	1,682	97	4,041	64
Financial - Banking	5,768	1,079	1,501	267	8,710	20
Financial - Other	9,124	189	1,242	239	10,802	2
Industrial	22,911	3,122	2,089	837	28,959	37
Utility	5,027	687	823	162	6,699	-
Sovereign exposure	8,233	11,231	2,930	968	23,362	-
At December 31	62,787	19,095	10,683	2,816	95,485	1,491
[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2013 1)	Of which past due and / or impaired assets
Agricultural	142	-	-	-	142	6
Apartment	1,253	-	-	-	1,253	17
Industrial	882	-	-	-	882	18
Office	2,023	16	-	-	2,039	26
Retail	1,640	15	-	-	1,655	9
Other commercial	300	42	-	-	342	11
Residential	27	22,705	-	324	23,056	702
At December 31	6,267	22,777	-	324	29,369	789

Annual Report on Form 20-F 2013

Credit risk concentrations – debt securities and money market investments 2012	Americas	The Netherlands	United Kingdom	New Markets	Total 2012 1)	Of which past due and / or impaired assets
Residential mortgage backed securities (RMBSs)	5,079	1,142	20	106	6,966	1,232
Commercial mortgage backed securities (CMBSs)	5,227	9	438	147	5,821	65

Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	507	780	-	-	1,287	18
ABSs – Other	2,476	323	1,674	53	3,907	61
Financial - Banking	5,103	1,812	1,671	289	9,615	27
Financial - Other	13,086	234	1,453	220	15,012	8
Industrial	25,986	2,822	2,180	860	31,848	25
Utility	5,403	610	878	157	7,048	3
Sovereign exposure	9,611	11,524	2,966	991	25,092	-
At December 31	72,478	19,256	11,280	2,823	106,596	1,439
[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2012 1)	Of which past due and / or impaired assets
Agricultural	261	-	-	-	261	30
Apartment	1,152	-	-	-	1,152	-
Industrial	1,095	-	-	-	1,095	46
Office	2,314	16	-	-	2,330	46
Retail	1,728	17	-	-	1,745	45
Other commercial	253	40	-	-	293	12
Residential	34	21,040	-	349	21,423	702
At December 31	6,837	21,113	-	349	28,299	881

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2013 amounts to EUR 6,514 million (2012: EUR 7,317 million). The loan to value (LTV) amounts to about 59% (2012: 61%). Of the portfolio 1.24% (2012: 1.43%) is in delinquency (defined as 60 days in arrears). In 2013, Aegon Americas recognized EUR 11 million impairments (net of recoveries) on this portfolio. In 2013, Aegon Americas foreclosed upon, or recovered EUR 73 million of real estate. The 2013 additional recoveries associated with these loans at the time of foreclosure amounted to EUR 4 million (2012: impairment recoveries of EUR 2 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2013 amounts to EUR 26,114 million (2012: EUR 24,114 million). The LTV amounts to about 99% (2012: 96%). A significant part of the portfolio (58%; 2012: 54%) is government guaranteed. Of the portfolio, 1.2% (2012: 1.1%) is in delinquency (defined as 60 days in arrears). Impairments in 2013 amounted to EUR 22 million (2012: EUR 16 million). Historical defaults of the portfolio have been between 2 and 9 basis points per year.

Annual Report on Form 20-F 2013

184	Notes to the consolidated financial statements of Aegon N.V. Note 4

Unconsolidated structured entities

Aegon’s unconsolidated structured entities such as RMBSs, CMBSs and ABSs are presented in the line item “Investments” of the statement of financial position. The composition of the structured entities portfolios of Aegon are widely dispersed looking at the individual amount per entity. This is shown in the following table together with the number of individual entities:

	December 31, 2013
	Number of entities	Carrying amount
EUR 0 - 25 mln	2,303	9,476
EUR 26 - 50 mln	139	4,602
EUR 51 - 75 mln	30	1,724
EUR 76 - 100 mln	10	848
EUR 101 - 150 mln	1	146
EUR 151 - 250 mln	1	158
> EUR 251 mln	-	-
At December 31	2,484	16,953

For the most significant structured entities the following table presents the maximum exposure to loss for Aegon by type of structured security and by seniority of interest. Also shown are the amounts of losses that in each case would be absorbed first by investors whose interests rank junior to those of Aegon. If Aegon has interests in multiple tranches of one individual structured entity, Aegon’s maximum exposure to loss is excluded from the amount shown as potential losses borne by more junior interests. In each case, the amounts shown reflect the fair value of those interests as at the reporting date. Furthermore, the table presents a comparison of Aegon’s interest with the total assets of those unconsolidated structured entities. The amount shown as total assets is based on the most current available information.

	Subordinated interests		Mezzanine interests		Senior interests		Most senior interests		Carrying amount of interest in structured entity		Total
2013	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Assets	Liabilities	Assets of struc- tured entity
Residential mortgage backed securities	-	-	35	6,037	-	-	298	8,948	333	-	29,319
Commercial mortgage backed securities	-	-	-	-	134	987	109	1,183	243	-	3,580
Asset backed securities	52	198	69	354	-	-	179	557	300	-	1,234
ABS’s - Other	-	-	-	-	76	-	-	-	76	-	3,052
December 31, 2013	52	198	105	6,391	211	987	585	10,688	952	-	37,184

Monoline insurers

About EUR 0.8 billion of the bonds in Aegon USA’s portfolio are insured by monoline insurers (2012: EUR 0.9 billion), of which EUR 343 million of bonds (2012: EUR 419 million) in the EUR 1.0 billion subprime portfolio (2012: EUR 1.2 billion). Expected claims against the monolines amount to EUR 98 million (2012: EUR 108 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

Annual Report on Form 20-F 2013

The following table breaks down bonds in Aegon USA’s portfolio that are insured by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

	2013		2012
Bonds insured by monoline insurers	Amortized cost	Fair value	Amortized cost	Fair value
AAA	46	48	53	57
AA	178	174	224	208
< AA	527	503	615	541
At December 31	751	725	892	806

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 751 million (2012: EUR 892 million) indirect exposure on the monoline insurers, 34% relates to MBIA, 28% to AMBAC, 7% to FGIC and 24% to FSA (2012: 34% related to MBIA, 27% to AMBAC, 7% to FGIC and 24% to FSA).

At the end of 2013, Aegon USA had no indirect exposure via wrapped bonds via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are Aegon’s counterparty (2012: no indirect exposure).

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31:

2013	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government	5,538	241	(257)	5,522	2,621	2,901
Dutch Government	3,705	144	(25)	3,824	3,441	383
Other Government	12,766	738	(232)	13,272	9,317	3,954
Mortgage backed securities	9,433	613	(246)	9,800	6,886	2,914
Asset backed securities	6,780	401	(162)	7,019	4,171	2,848
Corporate	45,851	3,586	(712)	48,725	38,576	10,149
Money market investments	5,524	-	-	5,524	5,524	-
Other	1,042	148	(28)	1,163	1,002	160
Total	90,638	5,873	(1,662)	94,849	71,539	23,310

Of which held by Aegon Americas, NL and UK	87,900	5,728	(1,603)	92,026	69,573	22,453

Annual Report on Form 20-F 2013

186	Notes to the consolidated financial statements of Aegon N.V. Note 4

2012	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government	5,066	779	(8)	5,837	5,256	581
Dutch Government	3,471	447	-	3,918	3,724	194
Other Government	12,707	1,949	(39)	14,617	13,325	1,292
Mortgage backed securities	10,217	837	(321)	10,733	8,561	2,172
Asset backed securities	7,035	475	(440)	7,070	4,387	2,683
Corporate	47,389	6,399	(569)	53,219	48,207	5,012
Money market investments	8,687	-	-	8,687	8,687	-
Other	1,147	123	(56)	1,214	854	360
Total	95,719	11,009	(1,433)	105,295	93,001	12,294

Of which held by Aegon Americas, NL and UK	93,066	10,793	(1,397)	102,462	90,513	11,949

Unrealized bond losses by sector

The composition by industry categories of debt securities and money market investments that are included in Aegon’s available-for-sale portfolios in an unrealized loss position held by Aegon at December 31 is presented in the following table:

	December 31, 2013		December 31, 2012
Unrealized losses - debt securities and money market investments	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	1,842	(210)	1,987	(397)
Commercial mortgage backed securities (CMBSs)	1,559	(91)	847	(102)
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	1,188	(51)	993	(86)
ABSs - Other	1,037	(48)	967	(162)
Financial Industry - Banking	1,834	(215)	1,414	(328)
Financial Industry - Insurance	827	(47)	555	(58)
Financial Industry - Other	601	(37)	344	(24)
Industrial	5,569	(316)	2,143	(117)
Utility	916	(63)	377	(20)
Sovereign	6,920	(499)	1,963	(47)
Total held by Aegon Americas, NL and UK	22,293	(1,575)	11,590	(1,341)
Held by other segments	857	(60)	346	(37)
Total	23,150	(1,635)	11,936	(1,378)

As of December 31, 2013, there are EUR 5,580 million (2012: EUR 10,669 million) of gross unrealized gains and EUR 1,575 million (2012: EUR 1,341 million) of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. No one issuer represents more than 4% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 257 million and relates to securities issued by the government of the United States of America and is primarily from rising interest rates.

Financial and credit market conditions were generally stronger in 2013. Developed-world growth remains below potential, frustrating attempts to generate a strong recovery. The credit crisis that began as a result of the subprime mortgage loan crisis continues to evolve into concerns about governmental borrowing and debt levels across much of the world. European sovereign debt, after coming under pressure in the first half of the year, rallied in the second half of 2013, though concerns for default risk in the peripheral European countries persist. High governmental debt levels remain a concern in the U.S. as well, including those of state and local governments. Most world equity markets performed well during 2013, with U.S., Japanese, and European markets up strongly. The U.S. Federal Reserve maintained a Fed Funds rate near zero. U.S. Treasury rates fell to new all-time lows during the second quarter, but rose significantly thereafter as the markets began to discount U.S. Federal Reserve tapering of quantitative easing. Corporate default rates

Annual Report on Form 20-F 2013

remained low in 2013 due largely to readily available access to funding and strong corporate balance sheet fundamentals. Commodity prices were mixed and volatile over the second half of 2013 after trending lower in the first half of 2013 as growth expectations weakened. The rise in US Treasury rates during 2013, as well as net outflows from run-off businesses in the Americas, caused the fair value of the debt securities portfolio to decline from 2012 to 2013.

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

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,461 million (2012: EUR 6,141 million) of residential mortgage-backed securities (RMBS), of which EUR 4,300 million (2012: EUR 4,979 million) is held by Aegon Americas, EUR 19 million (2012: EUR 20 million) by Aegon UK and EUR 1,143 million (2012: EUR 1,141 million) by Aegon the Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 60 million (2012: EUR 97 million), which are classified as fair value through profit or loss.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	19	1,307	-	-	-	1,326	1,357
Prime Jumbo	-	7	2	12	212	233	238
Alt-A	-	34	8	8	495	546	642
Negative Amortization Floaters	-	30	-	34	666	730	830
Reverse Mortgage RMBS	-	-	-	135	116	251	179
Subprime mortgage 1)	89	204	74	80	528	974	1,003
Manufactured housing 1)	6	9	5	13	15	47	48
Other housing 1)	2	-	-	-	-	2	2
At December 31, 2013	116	1,591	89	281	2,031	4,108	4,300

Of which insured	-	145	7	-	233	385	372
[1]	Reported as part of asset backed securities in the table on page 185.

Annual Report on Form 20-F 2013

188	Notes to the consolidated financial statements of Aegon N.V. Note 4

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	-	1,336	193	-	-	1,529	1,632
Prime Jumbo	10	11	3	14	252	290	290
Alt-A	18	43	-	10	571	642	735
Negative Amortization Floaters	-	36	18	44	728	826	858
Reverse Mortgage RMBS	-	-	-	222	77	299	213
Subprime mortgage 1)	177	285	61	69	644	1,236	1,124
Manufactured housing 1)	22	15	12	24	7	80	80
Other housing 1)	46	-	-	-	-	46	47
At December 31, 2012	273	1,726	287	383	2,279	4,948	4,979

Of which insured	5	174	13	16	284	492	427
[1]	Reported as part of asset backed securities in the table on page 186.

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

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 25% with a weighted average of approximately 4.8% (2012: 4.8%), assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 84.3% (2012: 84.6%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 54.5% (2012: 54.3%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2% (2012: 5.2%), assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 87.2% (2012: 87.2%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 65% to 103%, with a weighted average of approximately 72.6% (2012: 72.9%).

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

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amount to EUR 210 million (2012: 397 million), of which EUR 190 million (2012: EUR 351 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS is EUR 229 million (2012: EUR 157 million), including a EUR 192 million (2012: EUR 31 million) net unrealized gain relating to positions of Aegon USA. The unrealized loss in the sector is primarily a result of the housing downturn in the United States that started in 2007. The housing market in the United States has shown signs of improvement as evidenced by rising home prices and sales volume. Positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated for subprime loans but are starting to show signs of improvement for other RMBS sectors. The improving home prices and credit performance led to credit spread tightening across the asset class.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

Annual Report on Form 20-F 2013

The fair values of Aegon USA’s RMBS instruments were determined as follows:

	Level II	Level III	Total 2013	Level II	Level III	Total 2012
RMBS	4,089	271	4,360	4,730	349	5,079

Commercial mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,160 million (2012: EUR 5,606 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 4,663 million (2012: EUR 5,137 million) is held by Aegon USA, EUR 398 million (2012: EUR 438 million) by Aegon UK and EUR 82 million (2012: EUR 9 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 91 million (2012: EUR 102 million), of which all relates to positions of Aegon USA. The total net unrealized gain on CMBS is EUR 162 million (2012: EUR 354 million), of which EUR 88 million (2012: EUR 247 million) relates to positions of Aegon USA and EUR 72 million relates to positions of Aegon UK. The commercial real estate market previously experienced a deterioration in property level fundamentals over 2008-2010, which led to an increase in CMBS loan-level delinquencies. The introduction of 30% credit enhanced tranches within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Over the last year, the CMBS market experienced several positive factors as commercial real estate fundamentals have begun to display some signs of stabilization. The pace of credit deterioration appears to be moderating as property transactions have increased and there is greater availability of financing for commercial real estate. Liquidity has improved within the CMBS market, but a broad re-pricing of risk has kept credit spreads on legacy subordinate CMBS tranches at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 38 million (2012: EUR 62 million), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,664	300	295	173	143	4,575	4,663
At December 31, 2013	3,664	300	295	173	143	4,575	4,663

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,678	354	395	231	232	4,890	5,137
At December 31, 2012	3,678	354	395	231	232	4,890	5,137

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

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2013.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

Annual Report on Form 20-F 2013

190	Notes to the consolidated financial statements of Aegon N.V. Note 4

The fair values of Aegon USA’s CMBS instruments were determined as follows:

	Level II	Level III	Total 2013	Level II	Level III	Total 2012
CMBS	4,674	28	4,702	5,145	54	5,199

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,861 million (2012: EUR 5,744 million) of AFS ABS instruments of which EUR 2,592 million (2012: EUR 2,908 million) is held by Aegon USA, EUR 1,563 million (2012 : EUR 1,103 million) by Aegon the Netherlands and EUR 1,682 million (2012: EUR 1,674 million) by by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 24 million (2012: EUR 16 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on AFS ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 99 million. Aegon USA has 52 million of this gross unrealized loss, followed by Aegon the Netherlands at 40 million and Aegon UK at 7 million. The unrealized loss in the sector is primarily a result of the credit crisis that started in 2007 which resulted in weak liquidity and increased credit spreads. The stronger financial and economic conditions in 2013 have helped stabilize the performance of the underlying collateral backing many of these securities. New issuance in the asset-backed sector has been weak but buyers began returning to the market. The combination of these factors has led to a decrease in credit spreads in 2013.

The breakdown by quality of the available-for-sale ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit Cards	250	64	202	5	1	522	538
Autos	274	15	19	-	-	308	311
Small business loans	-	3	19	99	98	219	211
CDOs backed by ABS, Corp. Bonds, Bank loans	738	623	338	93	186	1,978	1,950
Other ABS	442	696	965	300	196	2,599	2,827
At December 31, 2013	1,704	1,401	1,543	497	481	5,626	5,837

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit Cards	391	63	337	112	3	906	943
Autos	292	7	-	-	-	299	306
Small business loans	5	10	46	152	87	300	242
CDOs backed by ABS, Corp. Bonds, Bank loans	380	537	187	49	171	1,324	1,252
Other ABS	567	954	690	281	216	2,708	2,942
At December 31, 2012	1,635	1,571	1,260	594	477	5,537	5,685

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands & Aegon UK ABS instruments were determined as follows:

	Level II	Level III	Total 2013	Level II	Level III	Total 2012
ABSs	3,583	2,254	5,837	4,120	1,565	5,685

Annual Report on Form 20-F 2013

Corporate - Financial sector

The Corporate Financial Sector is further subdivided into banking, brokerage, insurance, REIT’s and financial-other sub-sectors. A majority of the gross unrealized loss is from the banking sub-sector. Companies within Aegon’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market.

Since the peak of the financial crisis, unrealized losses in the financial sector have declined materially as progress has been made toward reducing operational and systemic risk. Following on global Central Bank actions to provide liquidity and valuation support, regulators have now implemented a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity across the sector. Given significant progress, central banks have now begun preparing the market for less central bank support going forward. Capital and liquidity buffers will continue to be strengthened as required by Basel III and decisive steps in the Euro area toward a Banking Union, supervised by the ECB, should further increase confidence in the sector’s ability to weather economic headwinds and reduce future risk to taxpayers.

Corporate – Financial Sector – Banking Sub-Sector

The banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 8,288 million (2012: EUR 8,599 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounts to EUR 221 million (2012: EUR 335 million) and the net unrealized gain on these bonds amounts to EUR 226 million (2012: EUR 343 million). The gross unrealized losses in the banking sub-sector primarily reflect the size of Aegon’s holdings, low floating rate coupons on some securities, and credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

Within the banking sub-sector, Aegon holds EUR 1,433 million (2012: EUR 1,606 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 130 million (2012 EUR 250 million).

There is one individual issuer rated below investment grade in the banking sub-sector which has unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized Loss	Rating	Aging of unrealized Loss
Belfius Bank & Insurance	Banking	99	(26)	BB	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 99 million as of December 31, 2013. These below investment grade securities are Upper Tier 2 and had gross unrealized losses of EUR 26 million as of December 31, 2013. Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. Aegon’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

Corporate - Industrial sector

The Industrial sector is further subdivided into various sub-sectors with a majority of its gross unrealized loss in Basic Industry and Consumer Non-Cyclical sub-sectors. The Basic Industries sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products with the majority of the loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, non-ferrous metals, precious metals, coal and steel. Slowing economic data out of China has been the main driver of the pricing pressure for the base metals and bulk steel-making commodities as the country comprises from 40%-60% of the demand for most of these commodities. Rising interest rates have put pressure on precious metals as investors become less worried about inflation and look to put money to work in income generating

Annual Report on Form 20-F 2013

192	Notes to the consolidated financial statements of Aegon N.V. Note 4 assets. Chemicals have been positively impacted by continued low natural gas prices within the US, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs and increasing competition from global peers. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products such as newsprint remains challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverage and pharmaceuticals. The slow growth environment in food and beverage combined with improved balance sheets resulted in an increase in acquisition activity and shareholder friendly activity. Volumes were challenged, but largely offset by previous price increases and tight cost controls, along with relatively benign input cost inflation. While starting to show signs of stabilization, the Pharmaceutical sector continues to deal with patent cliff issues. As drugs roll off patent, generic competition takes market share and pulls down margins. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. Merger and acquisition activity is increasing in the sector, at times resulting in additional leverage. Finally, some companies have analyzed their business models and decided to spin-off business lines, in an effort to concentrate on their core competencies. In certain instances, this has resulted in smaller, less diversified companies. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

There are no individual issuers rated below investment grade in the corporate – industrial sector which have unrealized loss positions greater than EUR 25 million.

Sovereign

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. All of the issuers in the sovereign sector continue to make payments in accordance with their bond agreements. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

There are no individual issuers rated below investment grade in the sovereign sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2013		December 31, 2012
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	406	(8)	939	(22)
Over 1 thru 5 years	2,955	(100)	2,938	(198)
Over 5 thru 10 years	6,196	(327)	2,251	(286)
Over 10 years	12,736	(1,140)	5,462	(835)
Total	22,293	(1,575)	11,590	(1,341)

Annual Report on Form 20-F 2013

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2013		December 31, 2012
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	6,015	(452)	1,748	(18)
AAA	2,047	(76)	1,029	(17)
AA	2,482	(102)	1,417	(109)
A	4,202	(242)	2,079	(174)
BBB	5,529	(382)	3,031	(355)
BB	1,059	(158)	1,114	(228)
B	497	(75)	701	(207)
Below B	463	(88)	471	(233)
Total	22,293	(1,575)	11,590	(1,341)

The table below provides the length of time a security has been below cost and the respective unrealized loss.
	At December 31, 2013
	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	9,171	513	(303)	(27)
6 – 12 months	7,313	253	(583)	(32)
> 12 months	3,791	1,253	(368)	(263)
Total	20,275	2,019	(1,253)	(322)
	At December 31, 2012
	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	3,258	245	(104)	(8)
6 – 12 months	507	59	(21)	(4)
> 12 months	5,539	1,982	(548)	(656)
Total	9,304	2,286	(673)	(668)

The majority of the unrealized losses relate to investment grade holdings resulting from the increase in interest rates during the second half of 2013.

Annual Report on Form 20-F 2013

194	Notes to the consolidated financial statements of Aegon N.V. Note 4

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

	2013		2012
Aging and severity unrealized losses	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	512	(25)	243	(7)
CV 40-70% of amortized cost	1	(1)	1	-
CV < 40 % of amortized cost	-	-	1	(1)
0-6 months	513	(27)	245	(8)

CV 70-100% of amortized cost	242	(25)	59	(4)
CV 40-70% of amortized cost	11	(6)	-	-
CV < 40 % of amortized cost	-	-	-	-
6-12 months	253	(32)	59	(4)

CV 70-100% of amortized cost	46	(4)	164	(28)
CV 40-70% of amortized cost	1	-	3	(3)
CV < 40 % of amortized cost	-	-	-	(2)
12-24 months	47	(4)	167	(33)

CV 70-100% of amortized cost	1,141	(200)	1,519	(273)
CV 40-70% of amortized cost	59	(38)	264	(224)
CV < 40 % of amortized cost	6	(21)	32	(126)
> 24 months	1,206	(259)	1,815	(623)
Total	2,019	(322)	2,286	(668)

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK			Gross realized gains	Gross realized losses
December 31, 2013
Debt securities			565	(148)

December 31, 2012
Debt securities			755	(285)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

		Gross realized losses
		0 -12 months	>12 months	Total
December 31, 2013
Debt securities		(92)	(56)	(148)

December 31, 2012
Debt securities		(59)	(226)	(285)

Annual Report on Form 20-F 2013

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended December 31, 2013 and December 31, 2012 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2013	2012
	(Impairment) / Recovery	(Impairment) / Recovery
Impairments:
Soundview Home Equity Loan 2006-OPT1	(29)	-
Other (none individually greater than EUR 25 million)	(102)	(157)
Subtotal	(131)	(157)

Recoveries:

Total recoveries	60	54
Sub-total	60	54
Net (impairments) and recoveries	(71)	(103)

Net (impairments) and recoveries

Net impairments during 2013 totaled EUR 71 million, including EUR 66 million (2012: EUR 120 million) of gross impairments related to residential mortgage backed securities in the Americas.

During 2013, Aegon recognized EUR 60 million (2012: EUR 54 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

	2013				2012
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	50	37	14	101	1	63	24	88
Mortgage loans	49	7	5	60	70	4	42	116
Other loans	70	-	4	74	1	-	2	3
Accrued interest	-	-	1	1	-	-	2	2
At December 31	169	43	24	236	72	67	70	209

Annual Report on Form 20-F 2013

196	Notes to the consolidated financial statements of Aegon N.V. Note 4

Impaired financial assets	Carrying amount 2013	Carrying amount 2012
Shares	203	347
Debt securities - carried at fair value	1,390	1,352
Mortgage loans	728	767
Private Loans	11	2
Other loans	4	4
Other financial assets - carried at fair value	16	23
At December 31	2,352	2,495

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 3 million of impairment charges for the period ended December 31, 2013 (2012: EUR 1 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of December 31, 2013, there are EUR 309 million of gross unrealized gains and EUR 11 million of gross unrealized losses in the equity portfolio of Aegon (2012: EUR 262 million of gross unrealized gains and EUR 18 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2013
Shares	477	775	298	689	309	86	(11)
December 31, 2012
Shares	568	812	244	731	262	81	(18)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at December 31, 2013 and December 31, 2012 is presented in the table below.

	2013		2012
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Consumer	10	-	17	-
Financials	60	(11)	42	(17)
Funds	8	-	7	(1)
Other	8	-	15	-
Total	86	(11)	81	(18)

Annual Report on Form 20-F 2013

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to the impairment in 2013.

In million EUR	0- 6 months
December 31, 2013
Shares	(2)
December 31, 2012
Shares	(2)

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

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2013
Equity funds	1,001	729	-	17	-	1,747
Common shares 1)	266	11	55	28	36	395
Preferred shares	214	-	-	-	-	214
Investments in real estate	721	810	-	1	-	1,532
Hedge funds	603	1	-	-	-	604
Other alternative investments	1,363	-	-	-	-	1,363
Other financial assets	633	-	4	26	-	663
At December 31	4,801	1,550	58	72	36	6,517
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 10 million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2012
Equity funds	868	686	-	12	-	1,566
Common shares 1)	322	10	51	4	-	387
Preferred shares	221	-	-	-	-	221
Investments in real estate	766	860	-	1	-	1,627
Hedge funds	625	2	-	-	-	627
Other alternative investments	1,503	-	-	-	-	1,503
Other financial assets	768	-	-	15	-	783
At December 31	5,073	1,558	51	32	-	6,714
[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 8 million.

Annual Report on Form 20-F 2013

198	Notes to the consolidated financial statements of Aegon N.V. Note 4

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2013 1)	Of which impaired assets
Communication	34	1	-	-	36	-
Consumer	15	3	-	-	29	2
Financials	1,373	1	1	-	1,390	33
Funds	-	429	54	40	523	161
Industries	20	3	-	2	30	-
Other	13	10	-	3	29	8
At December 31	1,456	447	55	45	2,036	203
[1] Includes investments of Holding and other activities.
Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2012 1)	Of which impaired assets
Communication	37	1	-	-	38	-
Consumer	36	3	-	-	39	33
Financials	1,274	3	7	-	1,284	161
Funds	-	395	44	12	451	139
Industries	19	2	-	1	22	-
Other	24	8	-	3	33	14
At December 31	1,390	412	51	16	1,867	347
[1] Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.
		2013	2012	2011	2010	2009
S&P 500		1,848	1,426	1,258	1,258	1,115
Nasdaq		4,177	3,020	2,605	2,653	2,269
FTSE 100		6,749	5,898	5,572	5,900	5,413
AEX		402	343	312	355	335
The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon added out-of-money options in its portfolio to provide additional protection for equity market declines.

Annual Report on Form 20-F 2013

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2013
Equity increase 10%	179	292
Equity decrease 10%	(183)	(329)
Equity increase 20%	297	544
Equity decrease 20%	(321)	(596)
2012
Equity increase 10%	(30)	60
Equity decrease 10%	(135)	(243)
Equity increase 20%	(101)	93
Equity decrease 20%	(253)	(454)

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

Aegon holds EUR 28,134 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2012: EUR 34,295 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 41, amounting to EUR 3,451 million which were unused at the end of the reporting period (2012: EUR 3,268 million).

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

Annual Report on Form 20-F 2013

200	Notes to the consolidated financial statements of Aegon N.V. Note 4

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2013
Trust pass-through securities	-	8	32	40	168	248
Subordinated loans	-	-	-	-	396	396
Borrowings 1)	39	1,191	8,661	818	3,218	13,927
Investment contracts 2)	8,624	1,358	2,017	821	885	13,705
Investment contracts for account of policyholders 2)	24,770	3,420	-	-	31	28,221
Other financial liabilities	9,004	2,102	506	575	67	12,254
2012
Trust pass-through securities	-	8	35	44	188	275
Subordinated loans	-	-	-	-	398	398
Borrowings 1)	93	2,807	8,862	873	3,370	16,005
Investment contracts 2)	8,434	3,019	3,902	968	1,090	17,413
Investment contracts for account of policyholders 2)	20,342	5,192	-	-	2	25,536
Other financial liabilities	9,774	4,609	1,430	724	26	16,563

[1]	Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 41 for more details.
[2]	Excluding investment contracts with discretionary participating features.

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

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2013
Insurance contracts	-	6,970	25,793	25,402	135,672	193,838
Insurance contracts for account of policyholders	-	5,611	24,303	22,495	71,801	124,210
Investment contracts	-	2,753	5,807	2,419	6,020	16,999
Investment contracts for account of policyholders	100	8,095	22,659	22,169	61,272	114,295
2012
Insurance contracts	-	7,373	29,497	25,794	143,915	206,579
Insurance contracts for account of policyholders	-	5,029	20,883	19,882	70,891	116,685
Investment contracts	-	6,177	7,235	2,462	4,606	20,480
Investment contracts for account of policyholders	95	6,417	23,191	20,653	57,291	107,647

[1]	The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 37, 38, 39 and 40.

Annual Report on Form 20-F 2013

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis (derivatives 1)) (Contractual cash flows) 2013	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	12,653	18,622	27,077	55,301	113,652
Cash outflows	-	(12,505)	(18,014)	(26,708)	(53,826)	(111,054)

Net settled
Cash inflows	-	384	1,563	3,162	5,713	10,822
Cash outflows	-	(323)	(1,164)	(2,970)	(5,323)	(9,781)

[1]	Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Maturity analysis (derivatives 1)) (Contractual cash flows) 2012	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	11,346	15,435	19,038	38,762	84,581
Cash outflows	-	(11,414)	(15,738)	(19,264)	(37,479)	(83,895)

Net settled
Cash inflows	-	1,049	6,528	560	2,525	10,662
Cash outflows	-	(930)	(4,951)	(294)	(2,033)	(8,208)

[1]	Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

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

Annual Report on Form 20-F 2013

202	Notes to the consolidated financial statements of Aegon N.V. Note 5

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over best estimate. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and shareholders’ equity of sales transactions of investments required to meet the higher cash outflow is reflected in the sensitivities. A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. Increased life expectation above Aegon’s assumed life expectation at the time of underwriting negatively impacts its results. Refer to note 2.20 for a discussion on how longevity assumptions are accounted for.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect		2013		2012
	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	(99)	(82)	(95)	(82)
20% decrease in lapse rates	70	92	69	86
10% increase in mortality rates	(71)	(74)	(86)	(70)
10% decrease in mortality rates	6	48	53	67
10% increase in morbidity rates	(80)	(63)	(83)	(69)
10% decrease in morbidity rates	47	68	52	69

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

To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, Aegon bought an additional longevity index derivative. This derivative will pay out in twenty-two years if some combination of higher than expected mortality rates in the United States and/or lower than expected mortality rates in the Netherlands persists over the next twenty years and, at that time, is expected to continue to do so. Payout of the derivative is defined based on a ‘terminal present value’, which represents the sum of 1) the cumulative payout to a predefined (synthetic) insured population over the next twenty years and 2) the remaining expected liability on this same population. The preceding sum is compared to amounts set at the moment of signing the contract to determine the actual payout.

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

5 Segment information

For segment reporting purposes, the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. The reconciliation of these measures to the most comparable IFRS measures is presented in this note. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current

Annual Report on Form 20-F 2013

IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult. Below details are provided for the individual line items presented in this note.

Underlying earnings

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon United Kingdom are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted, among others, by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

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

Impairment charges / reversals

Also included are impairments on mortgage loans and loan portfolios on amortised cost and associates.

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

Annual Report on Form 20-F 2013

204	Notes to the consolidated financial statements of Aegon N.V. Note 5

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in insurance companies in India, Brazil and Mexico are reported on an underlying earnings basis.

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2013
Underlying earnings before tax	1,369	355	98	236	(109)	(3)	1,945	(50)	1,895
Fair value items	(971)	(65)	(16)	(21)	(61)	-	(1,133)	37	(1,096)
Realized gains / (losses) on investments	111	342	48	-	-	-	502	-	502
Impairment charges	(109)	(40)	(31)	(16)	-	-	(196)	-	(196)
Impairment reversals	67	8	-	-	-	-	75	-	75
Other income / (charges)	72	(36)	(45)	(33)	(11)	-	(52)	6	(47)
Run-off businesses	14	-	-	-	-	-	14	-	14
Income before tax	553	564	55	167	(181)	(3)	1,155	(8)	1,147
Income tax (expense) / benefit	(107)	(141)	65	(34)	42	-	(174)	8	(166)
Net income	446	424	120	133	(139)	(3)	980	-	980

Intersegment underlying earnings	(173)	(54)	(59)	257	29
Revenues
2013
Life insurance gross premiums	6,187	3,515	6,537	1,349	14	(73)	17,529	(416)	17,112
Accident and health insurance	1,787	243	-	170	8	(8)	2,200	(10)	2,190
General insurance	-	487	-	194	-	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	22	(82)	20,410	(471)	19,939
Investment income	3,370	2,310	2,054	233	336	(336)	7,968	(58)	7,909
Fee and commission income	1,273	328	80	583	-	(238)	2,026	(76)	1,950
Other revenues	4	-	-	2	4	-	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	362	(656)	30,413	(608)	29,805
Inter-segment revenues	20	1	1	292	342

Annual Report on Form 20-F 2013

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2012
Underlying earnings before tax	1,366	325	110	274	(220)	(4)	1,851	(71)	1,780
Fair value items	(76)	71	(31)	(1)	(4)	-	(41)	45	4
Realized gains / (losses) on investments	175	138	84	10	-	-	407	3	410
Impairment charges	(181)	(37)	-	(26)	(4)	2	(246)	9	(237)
Impairment reversals	64	8	-	-	-	(2)	70	-	70
Other income / (charges)	(28)	(279)	34	113	(2)	-	(162)	(1)	(163)
Run-off businesses	2	-	-	-	-	-	2	-	2
Income before tax	1,322	226	197	370	(230)	(4)	1,881	(15)	1,866
Income tax (expense) / benefit	(266)	2	(24)	(121)	71	-	(338)	15	(323)
Net income	1,056	228	173	249	(159)	(4)	1,543	-	1,543

Intersegment underlying earnings	(191)	(60)	(62)	286	27
Revenues
2012
Life insurance gross premiums	6,541	3,004	6,047	1,374	-	(73)	16,893	(693)	16,200
Accident and health insurance	1,833	220	-	188	5	(5)	2,241	(11)	2,230
General insurance	-	475	-	144	-	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	5	(78)	19,753	(704)	19,049
Investment income	3,654	2,273	2,337	319	374	(374)	8,583	(170)	8,413
Fee and commission income	1,177	329	133	524	-	(263)	1,900	(44)	1,856
Other revenues	5	-	-	3	5	-	13	(4)	9
Total revenues	13,210	6,301	8,517	2,552	384	(715)	30,249	(922)	29,327
Inter-segment revenues	31	2	1	310	371

Annual Report on Form 20-F 2013

206	Notes to the consolidated financial statements of Aegon N.V. Note 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2011
Underlying earnings before tax	1,286	298	14	249	(306)	3	1,544	(13)	1,531
Fair value items	(477)	156	(6)	(30)	(59)	-	(416)	-	(416)
Realized gains / (losses) on investments	119	269	51	7	-	-	446	-	446
Impairment charges	(306)	(16)	(62)	(61)	-	1	(444)	4	(440)
Impairment reversals	56	1	-	-	-	(1)	56	-	56
Other income / (charges)	(35)	(164)	(57)	7	(18)	-	(267)	-	(267)
Run-off businesses	28	-	-	-	-	-	28	-	28
Income before tax	671	544	(60)	172	(383)	3	947	(9)	938
Income tax (expense) / benefit	(20)	(125)	15	(61)	131	-	(60)	9	(51)
Net income	651	419	(45)	111	(252)	3	887	-	887

Intersegment underlying earnings	(157)	(105)	(68)	257	73
Revenues
2011
Life insurance gross premiums	6,004	3,213	6,474	1,600	-	(55)	17,236	(383)	16,853
Accident and health insurance	1,672	216	-	179	-	-	2,067	-	2,067
General insurance	-	452	-	149	-	-	601	-	601
Total gross premiums	7,676	3,881	6,474	1,928	-	(55)	19,904	(383)	19,521
Investment income	3,565	2,192	2,154	320	392	(385)	8,238	(70)	8,168
Fee and commission income	766	329	137	469	-	(237)	1,464	-	1,464
Other revenues	1	-	-	1	4	-	6	-	6
Total revenues	12,008	6,402	8,765	2,718	396	(677)	29,612	(453)	29,159
Inter-segment revenues	28	2	2	270	375

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

	Note	2013	2012	2011
Underlying earnings before tax		1,895	1,780	1,531
Fair value items		(1,134)	125	(308)
Realized gains and (losses) on financial investments	10	500	552	803
Gains and (losses) on investments in real estate	10	(49)	(9)	(49)
Fair value changes on economic hedges for which no hedge accounting is applied	10	65	(130)	(117)
Ineffective portion of hedge transactions for which hedge accounting is applied	10	12	10	13
Realized gains and (losses) on repurchased debt	10	-	7	4
DPAC / VOBA offset 1)	14	(10)	(138)	(289)
Impairment (charges)/reversals	15	(296)	(173)	(481)
Other income/(charges)	11, 12, 14, 17	149	(161)	(198)
Run-off businesses		14	3	29
Income/(loss) before tax		1,147	1,866	938

[1]	Including a fair value adjusment of EUR 10 million (2012: EUR (1) million; 2011: EUR (85) million).

Annual Report on Form 20-F 2013

Other selected income statement items	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2013
Amortization of deferred expenses, VOBA and future servicing rights	689	59	282	154	-	1,183
Depreciation	35	20	13	14	-	82
Impairment charges/(reversals) on financial assets, excluding receivables	48	32	31	17	-	127
Impairment charges/(reversals) on non- financial assets and receivables	(5)	1	-	169	2	167

2012
Amortization of deferred expenses, VOBA and future servicing rights	830	83	295	120	-	1,328
Depreciation	31	23	10	12	11	87
Impairment charges/(reversals) on financial assets, excluding receivables	122	22	-	25	4	173
Impairment charges/(reversals) on non- financial assets and receivables	4	8	-	14	-	26

2011
Amortization of deferred expenses, VOBA and future servicing rights	1,092	91	258	131	-	1,572
Depreciation	33	19	8	13	5	78
Impairment charges/(reversals) on financial assets, excluding receivables	271	15	63	57	-	406
Impairment charges/(reversals) on non- financial assets and receivables	(1)	71	5	2	-	77

Number of employees	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2013
Number of employees - headcount	12,256	4,282	2,400	7,651	302	26,891
Of which agents	1,655	293	63	2,742	-	4,753
Of which Aegon’s share of employees in joint ventures and associates	441	-	-	1,021	-	1,462

2012
Number of employees - headcount	11,967	4,457	2,793	7,160	473	26,850
Of which agents	1,604	321	72	2,382	23	4,402
Of which Aegon’s share of employees in joint ventures and associates	463	-	-	1,083	-	1,546

2011
Number of employees - headcount	12,242	4,839	3,203	8,659	327	29,270
Of which agents	1,630	382	81	3,855	-	5,948
Of which Aegon’s share of employees in joint ventures and associates 1)	430	-	-	643	-	1,073
[1]	As described in note 2 of the Consolidated Financial Statements, IFRS 10 and IFRS 11 are only applicable form 2012 onwards.

Annual Report on Form 20-F 2013

208	Notes to the consolidated financial statements of Aegon N.V. Note 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2013
Assets
VOBA and future servicing rights	1,533	58	369	21	-	-	1,980
Investments general account	75,780	45,478	10,743	3,396	139	(2)	135,533
Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032
Investments in joint ventures	-	819	-	608	-	-	1,427
Investments in associates	81	19	20	350	1	-	470
Deferred expenses	7,791	138	3,454	654	3	-	12,040
Other assets	14,067	16,713	2,387	2,329	32,327	(30,561)	37,262
Total assets	174,475	88,870	74,786	13,715	32,469	(30,571)	353,745

Liabilities
Insurance contracts general account	62,631	25,612	9,819	3,909	3	(1,332)	100,642
Insurance contracts for account of policyholders	52,184	25,401	4,252	2,474	-	-	84,311
Investment contracts general account	9,536	4,542	466	1	-	-	14,545
Investment contracts for account of policyholders	23,040	1,650	54,036	3,883	-	-	82,608
Other liabilities	12,099	27,484	1,859	1,517	7,379	(3,784)	46,554
Total liabilities	159,489	84,690	70,431	11,785	7,382	(5,116)	328,661

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2012
Assets
VOBA and future servicing rights	1,563	66	396	135	-	-	2,160
Investments general account	86,459	43,007	11,338	3,408	759	(2)	144,969
Investments for account of policyholders	65,970	25,094	55,886	6,024	-	(6)	152,968
Investments in joint ventures	-	854	-	714	-	-	1,568
Investments in associates	90	21	8	648	4	-	771
Deferred expenses	7,225	178	3,600	641	-	-	11,644
Other assets	16,798	27,264	2,288	2,542	37,887	(36,027)	50,752
Total assets	178,105	96,484	73,516	14,112	38,650	(36,035)	364,832

Liabilities
Insurance contracts general account	68,153	23,850	9,932	3,632	(7)	(1,556)	104,004
Insurance contracts for account of policyholders	45,589	26,158	2,011	2,411	-	-	76,169
Investment contracts general account	12,256	4,655	672	184	-	-	17,767
Investment contracts for account of policyholders	20,381	2	54,422	3,613	-	-	78,418
Other liabilities	14,179	36,913	2,365	1,817	10,176	(5,456)	59,994
Total liabilities	160,558	91,578	69,402	11,657	10,169	(7,012)	336,352

Annual Report on Form 20-F 2013

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2013
Shares	1,456	447	55	45	36	(2)	2,036
Bonds	57,125	19,095	10,479	2,812	-	-	89,511
Loans	8,192	24,832	1	508	-	-	33,533
Other financial assets	8,286	293	208	30	103	-	8,920
Investments in real estate	721	810	-	1	-	-	1,532
Investments general account	75,780	45,478	10,743	3,396	139	(2)	135,533

Shares	1,309	8,450	15,375	297	-	(8)	25,423
Bonds	4,844	16,791	11,590	307	-	-	33,531
Separate accounts and investment funds	68,905	-	26,173	5,744	-	-	100,822
Other financial assets	167	405	3,680	9	-	-	4,261
Investments in real estate	-	-	996	-	-	-	996
Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032

Investments on balance sheet	151,004	71,123	68,556	9,754	139	(10)	300,566
Off balance sheet investments third parties	112,611	994	287	60,951	-	-	174,843
Total revenue generating investments	263,616	72,117	68,843	70,705	139	(10)	475,409

Investments
Available-for-sale	62,661	19,452	10,687	2,827	8	-	95,635
Loans	8,192	24,832	1	508	-	-	33,533
Financial assets at fair value through profit or loss	79,430	26,029	56,872	6,418	131	(10)	168,870
Investments in real estate	721	810	996	1	-	-	2,528
Total investments on balance sheet	151,004	71,123	68,556	9,754	139	(10)	300,566

Investments in joint ventures	-	819	-	608	-	-	1,427
Investments in associates	81	19	20	350	1	-	470
Other assets	23,390	16,909	6,210	3,004	32,327	(30,561)	51,283
Consolidated total assets	174,475	88,870	74,786	13,715	32,466	(30,571)	353,745

Annual Report on Form 20-F 2013

210	Notes to the consolidated financial statements of Aegon N.V. Note 6

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2012
Shares	1,390	412	51	16	-	(2)	1,867
Bonds	63,686	19,256	11,066	2,817	-	-	96,825
Loans	8,910	22,193	5	552	-	-	31,660
Other financial assets	11,707	286	216	22	759	-	12,990
Investments in real estate	766	860	-	1	-	-	1,627
Investments general account	86,459	43,007	11,338	3,408	759	(2)	144,969

Shares	1,484	8,406	14,927	63	-	(6)	24,874
Bonds	5,300	16,266	12,954	162	-	-	34,682
Separate accounts and investment funds	59,029	-	23,593	5,778	-	-	88,400
Other financial assets	157	422	3,404	21	-	-	4,004
Investments in real estate	-	-	1,008	-	-	-	1,008
Investments for account of policyholders	65,970	25,094	55,886	6,024	-	(6)	152,968

Investments on balance sheet	152,429	68,101	67,224	9,432	759	(8)	297,937
Off balance sheet investments third parties	100,725	1,052	10	59,301	-	-	161,088
Total revenue generating investments	253,154	69,153	67,234	68,733	759	(8)	459,025

Investments
Available-for-sale	72,271	19,717	11,286	2,826	19	-	106,119
Loans	8,910	22,193	5	552	-	-	31,660
Financial assets at fair value through profit or loss	70,482	25,331	54,925	6,053	740	(8)	157,523
Investments in real estate	766	860	1,008	1	-	-	2,635
Total investments on balance sheet	152,429	68,101	67,224	9,432	759	(8)	297,937

Investments in joint ventures	-	854	-	714	-	-	1,568
Investments in associates	90	21	8	648	4	-	771
Other assets	25,586	27,508	6,284	3,318	37,887	(36,027)	64,556
Consolidated total assets	178,105	96,484	73,516	14,112	38,650	(36,035)	364,832

6 Premium income and premiums to reinsurers

	Gross	Reinsurance
2013
Life	17,112	2,756
Non-Life	2,827	351
Total	19,939	3,108

2012
Life	16,200	3,298
Non-Life	2,849	404
Total	19,049	3,702

2011
Life	16,853	3,042
Non-Life	2,668	365
Total	19,521	3,407

Annual Report on Form 20-F 2013

7 Investment income

	2013	2012	2011
Interest income	6,842	7,322	7,256
Dividend income	957	978	745
Rental income	110	113	166
Total investment income	7,909	8,413	8,167

Investment income related to general account	5,632	5,905	5,823
Investment income for account of policyholders	2,277	2,508	2,344
Total	7,909	8,413	8,167

Included in interest income is EUR 238 million (2012: EUR 197 million; 2011: EUR 118 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,437 million (2012: EUR 5,633 million; 2011: EUR: 5,540 million).

Investment income from:	2013	2012	2011
Shares	957	978	745
Debt securities and money market instruments	5,248	5,676	5,716
Loans	1,605	1,561	1,429
Real estate	110	113	166
Other	(11)	85	111
Total	7,909	8,413	8,167

Investment income from financial assets held for general account:	2013	2012	2011
Available-for-sale	3,917	4,127	4,119
Loans	1,605	1,561	1,429
Held-to-maturity	-	-	7
Financial assets designated at fair value through profit or loss	123	139	125
Real estate	52	48	93
Derivatives	(26)	28	26
Other	(39)	2	24
Total	5,632	5,905	5,823

8 Fee and commission income

	2013	2012	2011
Fee income from asset management	1,188	1,063	700
Sales commissions	356	394	381
Commissions from intermediary activities	192	195	208
Other	214	204	176
Total fee and commission income	1,950	1,856	1,465

Included in fee and commission income is EUR 40 million of fees on trust and fiduciary activities (2012: EUR 34 million; 2011: EUR 76 million).

Annual Report on Form 20-F 2013

212	Notes to the consolidated financial statements of Aegon N.V. Note 9

9 Income from reinsurance ceded

	2013	2012	2011
Recovered claims and benefits	2,408	4,175	2,206
Change in technical provisions	170	(357)	137
Commissions	260	278	432
Total	2,838	4,096	2,775

Recovered claims and benefits in 2012 included higher reinsurance income following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. The divestment was completed August 9, 2011, but most of the associated transfers took place in 2012. As a result of novations of policies to SCOR, the  2013 Income from reinsurance ceded declined compared to 2012.

10 Results from financial transactions

Results from financial transactions comprise:	2013	2012	2011
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	370	409	44
Realized gains and losses on financial investments	500	552	803
Gains and (losses) on investments in real estate	(49)	(9)	(49)
Net fair value change of derivatives	(1,011)	275	1,165
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	15,571	11,851	(2,133)
Net fair value change on investments in real estate for account of policyholders	(12)	(46)	20
Net foreign currency gains and (losses)	9	17	(17)
Net fair value change on borrowings and other financial liabilities	16	(48)	(24)
Realized gains and (losses) on repurchased debt	-	7	4
Total	15,393	13,008	(187)

Included in the results from financial transactions is an amount of EUR 825 million (2012: EUR 93 million) of cash paid from total return swaps.

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2013	2012	2011
Shares	180	76	(50)
Debt securities and money market investments	(11)	60	(22)
Other	201	273	116
Total	370	409	44

Other in 2013 and 2012 mainly includes net fair value changes of alternative investments.

Realized gains and losses on financial investments comprise:	2013	2012	2011
Shares	43	37	190
Debt securities and money market investments	414	495	610
Loans	48	45	37
Other	(6)	(25)	(34)
Total	500	552	803

Realized gains and losses on financial investments comprise:	2013	2012	2011
Available-for-sale investments	451	507	766
Loans	48	45	37
Total	500	552	803

Annual Report on Form 20-F 2013

Net fair value change of derivatives comprise:	2013	2012	2011
Net fair value change on free standing derivatives	(1,231)	458	2,334
Net fair value change on embedded derivatives	143	(62)	(1,065)
Ineffective portion of hedge transactions to which hedge accounting is applied	12	9	13
Fair value changes on economic hedges for which no hedge accounting is applied	65	(130)	(117)
Total	(1,011)	275	1,165

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2013	2012	2011
Fair value change on hedging instruments in a fair value hedge	52	(14)	(99)
Fair value change on hedged items in fair value hedge	(39)	28	111
Ineffectiveness fair value hedge	13	14	12
Ineffectiveness cash flow hedges	(1)	(5)	1
Total	12	9	13

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2013	2012	2011
Shares	3,660	2,348	(2,030)
Debt securities and money market investments	(1,090)	1,636	946
Deposits with financial institutions	-	-	4
Separate accounts and unconsolidated investment funds	13,002	7,867	(1,053)
Total	15,571	11,851	(2,133)

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by Claims and benefits paid to policyholders reported in Policyholder claims and benefits (note 12).

11 Other income

	2013	2012	2011
Other income	393	149	39

Other income in 2013 mainly reflects two reinsurance recapture transactions totaling EUR 200 million and book gains totaling EUR 176 million related to the sale of joint ventures with Unnim and CAM. The book gain of Unnim of EUR 102 million included an amount of EUR 26 million which is recycled from equity through profit and loss. The net gain of EUR 74 million related to the sale of CAM included a negative amount of EUR 44 million which is recycled from equity through profit and loss.

Other income in 2012 mainly included the gain on the sale of Aegon’s interest in Prisma Capital Partners LP (“Prisma”) of EUR 100 million and the gain following the ending of the life, health and pension partnership with Banca Cívica of EUR 35 million. For more details on these two transactions refer to note 25 and 26 respectively. In 2011 other income primarily included a benefit related to the settlement of legal claims of EUR 37 million.

Other income is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.4).

12 Policyholder claims and benefits

	2013	2012	2011
Claims and benefits paid to policyholders	20,204	20,559	16,814
Gains / (losses) on separate accounts	10,178	6,240	(598)
Change in valuation of liabilities for insurance and investment contracts	7,411	7,866	4,014
Total	37,793	34,665	20,230

Annual Report on Form 20-F 2013

214	Notes to the consolidated financial statements of Aegon N.V. Note 13

Policyholder claims and benefits, includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 10).

The change in valuation of liabilities for insurance and investment contracts include a loss of EUR 200 million (2012: gains of EUR 105 million, 2011: loss of EUR 388 million) regarding fair value movements of guarantees and EUR 3 million of net losses (2012: net losses of EUR 230 million, 2011: net gains of EUR 41 million) related to policyholder tax and other income / charges that are classified for segment reporting purposes as non underlying earnings.

In 2012, Aegon decided to bring forward the measures, as Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance, to reduce future costs for its customers with unit-linked insurance policies in the Netherlands. This decision has led to an increase in the technical provisions (which is included in the Change in valuation of liabilities for insurance and investment contracts line in the table above) by EUR 265 million. Refer to note 51 Commitments and contingencies for more details.

13 Profit sharing and rebates

	2013	2012	2011
Surplus interest bonuses	4	6	7
Profit appropriated to policyholders	24	27	48
Total	28	33	55

14 Commissions and expenses

	2013	2012	2011
Commissions	2,741	2,744	2,666
Employee expenses	2,060	2,002	2,047
Administration expenses	1,158	1,052	1,315
Deferred expenses	(1,550)	(1,567)	(1,458)
Amortization of deferred expenses	1,070	1,164	1,361
Amortization of VOBA and future servicing rights	114	164	211
Total	5,593	5,559	6,142

Included in administration expenses is an amount of EUR 82 million of depreciation that relates to equipment, software and real estate held for own use (2012: EUR 87 million; 2011: EUR 78 million). Minimum lease payments recognized as expense amounted to EUR 12 million (2012: EUR 15 million; 2011: EUR 7 million).

Within employee and administration expenses is an amount of EUR 107 million relating to restructuring charges that is classified as non-underlying earnings for segment reporting purposes (2012: EUR 27 million; 2011: EUR 209 million).

Amortization of deferred expenses included a charge of EUR 18 million (2012: EUR 126 million, 2011: EUR 263 million), which is classified as non-underlying earnings for segment reporting purposes. This is offset against realized gains and losses and impairments on financial investments.

Annual Report on Form 20-F 2013

Amortization of VOBA and future servicing rights include an amount of EUR 8 million (2012: charge EUR 13 million, 2011: charge EUR 25 million) that is classified as non-underlying earnings for segment reporting purposes.

Employee expenses	2013	2012	2011
Salaries	1,286	1,276	1,283
Post-employment benefit costs	292	266	215
Social security charges	133	134	135
Other personnel costs	309	294	396
Shares, share appreciation rights, share options and LTIP	41	32	18
Total	2,060	2,002	2,047

An amount of EUR 39 million is included in employee expenses relating to defined contributions (2012: EUR 30 million; 2011: EUR 27 million).

Long Term Incentive Plans

In 2010, Aegon implemented a Long Term Incentive Plan which replaced the option plan, share appreciation plans, share plans or similar plans relating to Aegon shares. Members of the Executive Board and the Management Board, as well as other senior managers within Aegon, were granted the right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were conditionally granted in May 2010 at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a vesting period of three years (2010 – 2012) and consisted of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. Shares are allocated based on actual performance. After the vesting period, the shares were transferred to the individual employees on May 2, 2013. Members of the Executive Board and the Management Board at the time of the conditional grant are not entitled to execute any transactions regarding the shares for a period of two years following vesting.

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

Variable compensation Identified Staff

Members of the Executive Board and the Management Board as well as other selected jobholders have been defined as “Identified Staff” in accordance with new rules, guidelines and interpretations. Of these, the Capital Requirements Directive III (CRD III) remuneration principles, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors (CEBS) and the 2011 Decree on Sound Remuneration Policy by De Nederlandsche Bank (Regeling beheerst beloningsbeleid WFt 2011 - Rbb) are prominent examples. The rules have been adopted in Aegon’s Global Remuneration Framework for Identified Staff. After the performance period, and based on the framework, variable compensation is partially made available and partly deferred. Variable compensation is paid in both cash and in Aegon N.V. shares. The shares were conditionally granted at the beginning of the year at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The performance indicators apply over a performance period of one year and consist of Group and / or Reporting Unit targets (both financial and non-financial) set by the Supervisory Board or the local remuneration committees and personal/strategic targets. For Members of the Executive Board and the Management Board all variable compensation has vested after three years following the performance period. At vesting the variable compensation is transferred to the individual employees. Additional holding periods may apply for vested shares. Members of the Executive Board and the members of the Management Board who are based in the Netherlands are not entitled to execute any transactions regarding the shares for a period of three years following vesting (with the exception of shares sold to meet income tax obligations).

In compliance with regulations under Dutch law, no transactions regarding the shares can be exercised in blackout periods.

Annual Report on Form 20-F 2013

216	Notes to the consolidated financial statements of Aegon N.V. Note 14

In 2010, 4,266,107 shares were conditionally granted to participants in the 2010 Long Term Incentive Plan. The shares were granted using the share price of EUR 4.851. Following the performance period 5,408,521 shares were allocated. These shares vested on May 2, 2013 on the basis of realized performance and became unconditional. Holding periods of two years apply for vested shares awarded to Members of the Executive Board and Management Board at the time of the conditional grant.

Following the 2011 performance year 6,441,488 shares were allocated to participants in the 2011 Long Term Incentive Plan and the 2011 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 4.727. As per December 31, 2013 392,880 shares had vested. Additional holding periods of up to 3 years may apply. 6,032,524 shares are unvested and will vest in future years.

Following the 2012 performance year 13,343,782 shares were allocated to participants in the 2012 Long Term Incentive Plan and the 2012 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 3.126. As per December 31, 2013 659,232 shares had vested. Additional holding periods of up to 3 years may apply. 12,676,414 shares are unvested and will vest in future years.

In 2013, 5,735,046 shares were conditionally granted (at target performance level) to participants in the 2013 Long Term Incentive Plan and the 2013 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 4,917.

Share appreciation rights and share options

Senior executives of Aegon companies, as well as other Aegon employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2006 - 2008 vest after three years and can only be exercised during the four years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

After 2008 no share option or share appreciation rights were granted.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2012	2,836,449	11.09	0.60	-
Forfeited	(228,800)	11.21
Expired	(2,171,649)	10.86
Outstanding at December 31, 2012	436,000	12.19	1.31	-
Forfeited	(126,800)	13.78
Expired	(21,300)	14.00
Outstanding at December 31, 2013	287,900	11.35	0.81	-
Exercisable at December 31, 2013	287,900	11.35	0.81	-

Annual Report on Form 20-F 2013

SARs	Original number granted	Outstanding January 1, 2013	Outstanding December 31, 2013	Exercise price in EUR	Exercise period
2006	244,300	135,200	-	14.00	until March 14, 2013
2007	309,500	121,500	115,200	14.98	until March 13, 2014
2008	300,300	179,300	172,700	8.93	until March 11, 2015
Total	854,100	436,000	287,900

Refer to note 3 for a further description of the method used to estimate the fair value and a description of the significant assumptions. The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. There were no costs related to the share appreciation rights in 2013 (2012: nil; 2011: nil).

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2012	18,778,361	11.91	1.98	-
Forfeited/Cancelled	(4,855,384)	11.44
Outstanding at December 31, 2012	13,922,977	12.09	1.31	-
Forfeited/Cancelled	(1,034,306)	11.66
Expired	(4,392,903)	14.00
Outstanding at December 31, 2013	8,495,768	11.15	0.84	-
Exercisable at December 31, 2013	8,495,768	11.15	0.84	-

Share options	Original number granted	Outstanding January 1, 2013	Outstanding December 31, 2013	Exercise price in EUR	Exercise period
2006	9,149,500	4,520,403	-	14.00	until March 14, 2013
2007	9,522,200	3,478,732	3,118,054	14.98	until March 13, 2014
2008	10,269,900	5,923,842	5,377,714	8.93	until March 11, 2015
Total	28,941,600	13,922,977	8,495,768

The costs related to the share options amount to EUR (1) million (2012: EUR (2) million and 2011: EUR (1) million) and are recognized in the income statement as part of “Commissions and expenses”.

Share appreciation rights and share options

No SARs and share options were granted after 2008. With regard to the SARs and options granted before 2009, no share options were exercised and no SARs were paid during 2011, 2012 and 2013. Similarly, no cash is received from exercise of share options during 2011, 2012 and 2013.

The exposure from the issued SARs and share options is economically hedged by part of the position in treasury shares. There have been no modifications to the plans during the financial year.

Refer to note 56 for detailed information on conditional shares and share options granted to the Executive Board.

Annual Report on Form 20-F 2013

218	Notes to the consolidated financial statements of Aegon N.V. Note 15

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2013	2012	2011
Impairment charges on financial assets, excluding receivables 1)	203	243	461
Impairment reversals on financial assets, excluding receivables 1)	(77)	(70)	(55)
Impairment charges and reversals on non-financial assets and receivables 2)	167	26	77
Total	294	199	483

[1]	Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 5).
[2]	Of impairment charges on non-financial assets and receivables EUR 170 million is excluded from underlying earnings before tax for segment reporting (refer to note 5) (2012: EUR 0 million and 2011: EUR 75 million)

Included in impairment charges on non-financial assets and receivables is the impairment on goodwill and future servicing rights on the Polish pension business totaling EUR 163 million. Refer to note 21 for more details.

Impairment charges on financial assets, excluding receivables, from:	2013	2012	2011
Shares	3	8	10
Debt securities and money market instruments	131	153	345
Loans	67	80	99
Investments in associates	1	1	1
Other	-	1	6
Total	203	243	461

Impairment reversals on financial assets, excluding receivables, from:	2013	2012	2011
Debt securities and money market instruments	(61)	(54)	(48)
Loans	(15)	(16)	(7)
Total	(77)	(70)	(55)

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial and insurance risks.

16 Interest charges and related fees

	2013	2012	2011
Trust pass-through securities	8	8	8
Subordinated loans	3	3	1
Borrowings	312	425	362
Other	31	83	120
Total	355	519	491
The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 239 million (2012: EUR 392 million; 2011: EUR 284 million).

There are no interest charges and related fees that are classified for segment reporting purposes as non underlying earnings.

17 Other charges

	2013	2012	2011
Other charges	134	52	69

Other charges of EUR 134 million in 2013 mainly include EUR 71 million related to an increase in reserves in connection with the company’s use of the Social Security Administration’s death master-file in the United States. Additionally, it includes a loss of EUR 22 million related to the sale of national independent financial advisor Positive Solutions in the United Kingdom.

Annual Report on Form 20-F 2013

Other charges in 2012 mainly include a charge of EUR 26 million related to a settlement following the termination of a Bank-Owned Life Insurance contract in the United States and a charge of EUR 16 million related to the annual bank tax by the Hungarian Government (2011: EUR 17 million).

Other charges in 2011 mainly include EUR 37 million related to increased reserves in connection with the company’s use of the Social Security administration’s death master file in the United States and a loss of EUR 7 million on the sale of the Guardian life and pension business in the United Kingdom.

Other charges is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.4).

18 Income tax

	Note	2013	2012	2011
Current tax
Current year		374	221	(158)
Adjustments to prior year		(479)	79	(22)
		(105)	300	(180)
Deferred tax	45
Origination / (reversal) of temporary differences		(185)	148	239
Changes in tax rates / bases		(89)	(70)	(51)
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		1	(3)	(31)
Non-recognition of deferred tax assets		65	51	78
Adjustments to prior year		479	(103)	(4)
		271	23	231
Income tax for the period (income) / charge		166	323	51

The prior year adjustments include shifts between current and deferred tax. In 2013 the shift between current and deferred tax is mainly caused by an agreement with tax authorities, resulting in an increased current tax receivable and a decreased deferred tax asset.

Reconciliation between standard and effective income tax:	2013	2012	2011
Income before tax	1,147	1,866	938
Income tax calculated using weighted average applicable statutory rates	355	586	286

Difference due to the effects of:
Non-taxable income	(124)	(81)	(66)
Non-tax deductible expenses	33	13	46
Changes in tax rate/base	(89)	(70)	(52)
Different tax rates on overseas earnings	(14)	(39)	(39)
Tax credits	(56)	(69)	(67)
Other taxes	20	18	(3)
Adjustments to prior years	-	(24)	(26)
Origination and change in contingencies	-	3	(62)
Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	1	(3)	(31)
Non-recognition of deferred tax assets	65	51	78
Tax effect of (profit) / losses from joint ventures and associates	(5)	(7)	-
Other	(21)	(55)	(13)
	(189)	(263)	(235)
Income tax for the period (income) / charge	166	323	51

The weighted average applicable statutory tax rate for 2013 is 32.0% (2012: 31.2%; 2011: 30.5%). The marginal increase in weighted average applicable statutory tax rate compared to prior years is caused by an increase in losses in lower taxed countries which is partly offset by the decreased contribution to the overall profit of the higher taxed countries.

Annual Report on Form 20-F 2013

220	Notes to the consolidated financial statements of Aegon N.V. Note 19

In the UK, the corporate income tax rate decreased from 24% in 2012 to 23% as from April 1, 2013. The rate will further decrease to 21% as from April 1, 2014 and to 20% as from April 1, 2015. The beneficial impact of these changes is reflected in the Change in tax rate/base.

In 2013, Other consists of tax effects of the UK Life company that have no direct correlation to the IFRS result and also consists of the effect of the various tax rates, other than the statutory tax rate, that are applicable to income of the UK Life company.

The following table presents income tax related to components of other comprehensive income.

	2013	2012	2011
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use	1	1	(1)
Remeasurements of defined benefit plans	(202)	37	180
	(201)	38	179

Items that may be reclassified subsequently to profit and loss:
Gains / losses on revaluation of available-for-sale investments	1,004	(1,192)	(940)
Gains / losses transferred to the income statement on disposal and impairment of available-for-sale investments	69	117	147
Changes in cash flow hedging reserve	192	27	(361)
Movement in foreign currency translation and net foreign investment hedging reserve	21	3	(12)
Other	-	(6)	-
	1,286	(1,051)	(1,166)
Total income tax related to components of other comprehensive income	1,085	(1,013)	(987)

19 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared, coupons on perpetual securities and non-cumulative subordinated notes, and coupons and premium on convertible core capital securities by the weighted average number of common shares, excluding common shares purchased by the company and held as treasury shares (refer to note 32.1 and 32.3 respectively).

	2013	2012	2011
Net income / (loss) attributable to equity holders	980	1,543	887
Dividends on preferred shares	(83)	(59)	(59)
Coupons on perpetual securities	(146)	(172)	(177)
Coupons and premium on convertible core capital securities	-	-	(750)
Coupons on non-cumulative subordinated notes	(21)	(23)	-
Net income / (loss) attributable to equity holders for basic earnings per share calculation	730	1,289	(99)
Net income / (loss) attributable to common shareholders	727	1,289	(99)
Net income / (loss) attributable to common shareholders B	3	-	-

Weighted average number of common shares outstanding (in million)	2,035	1,907	1,852
Weighted average number of common shares B outstanding (in million)	366	-	-

Basic earnings per common share (EUR per share)	0.36	0.68	(0.05)
Basic earnings per common share B (EUR per share)	0.01	-	-

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

Annual Report on Form 20-F 2013

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to 8,495,768 (2012: 13,922,977; 2011: 18,778,361). In 2013, 2012 and 2011, the average share price did not exceed the exercise price. At December 31, 2013, the exercise prices of these share options range from EUR 8.93 to EUR 14.98. Aegon has no share options on common shares B.

The diluted earnings per share equaled the basic earnings per share for the year 2013 since there were no share options excercised as mentioned above.

20 Dividend per common share

It will be proposed to the annual General Meeting of Shareholders on May 21, 2014, absent unforeseen circumstances, to pay a dividend for the year 2013 of EUR 0.22 per common share and of EUR 0.0055 per common share B. After taking into account the interim dividend 2013 of EUR 0.11 per common share and of EUR 0.00275 per common share B, this results in a final dividend of EUR 0.11 per common share and of EUR 0.00275 per common share B.

The interim dividend 2013 on common shares was paid in cash or stock at the election of the shareholder. Stock dividend amounts to one new Aegon common share for every 50 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 13, 2013. The interim dividend 2013 for common shares B was fully paid in cash.

Approximately 55% of holders of common shares have elected to receive the cash dividend. The remaining 45% have opted for stock dividend. Aegon repurchased common shares to neutralize the dilutive effect of the 2013 interim dividend paid in shares. Between September 17, 2013, and October 14, 2013, 19,047,358 common shares were repurchased under the share buyback program, at an average price of EUR 5.6233 per share.

The Annual General Meeting of Shareholders on May 15, 2013, approved a final dividend of EUR 0.21 per common share over 2012, payable in either cash or stock. Related to the second half of 2012, paid in the first half of 2013, a cash dividend amounted EUR 0.11 per common share, and the stock dividend amounts to one new Aegon common share for every 47 common shares held. The stock dividend and cash dividend are approximately equal in value. Aegon did not have common shares B during 2012.

The dividend per common share paid in 2011 (final dividend 2010 and interim dividend 2011) was nil. As part of the European Commission’s approval granted in August 2010 regarding the State support received in December 2008, Aegon committed itself not to pay any dividend to the common shareholder until the convertible core capital securities had been fully repurchased. The repurchase of the convertible core capital securities was completed in 2011, refer to note 33 for additional information on this repurchase. Aegon did not have common shares B during 2011.

Annual Report on Form 20-F 2013

222	Notes to the consolidated financial statements of Aegon N.V. Note 21

21 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2012	259	2,000	397	26	13	2,695

At December 31, 2012	266	1,777	383	50	9	2,485
At December 31, 2013	211	1,742	239	50	4	2,246
Cost
At January 1, 2013	393	7,085	621	266	80	8,445
Additions	-	4	-	20	-	24
Acquisitions through business combinations	12	3	-	-	-	15
Capitalized subsequent expenditure	-	-	-	2	-	2
Disposals	-	-	(1)	(2)	-	(3)
Disposal of a business	-	-	-	(1)	(8)	(9)
Net exchange differences	(17)	(334)	(23)	(9)	(3)	(385)
Other movements	-	-	-	1	-	2
At December 31, 2013	388	6,758	596	278	69	8,090
Accumulated amortization, depreciation and impairment losses
At January 1, 2013	127	5,308	238	216	71	5,960
Amortization / depreciation through income statement	-	109	19	15	1	145
Shadow accounting adjustments	-	(152)	-	-	-	(152)
Disposals	-	-	-	(2)	-	(2)
Disposal of a business	-	-	-	(1)	(4)	(5)
Impairment losses	53	-	110	4	1	168
Net exchange differences	(4)	(250)	(9)	(6)	(3)	(271)
Other movements	-	-	-	2	-	1
At December 31, 2013	177	5,017	358	228	66	5,845

Cost
At January 1, 2012	388	7,149	616	232	80	8,465
Additions	-	-	-	31	1	32
Acquisitions through business combinations	1	5	-	-	-	6
Capitalized subsequent expenditure	-	-	-	4	-	4
Disposals	-	-	-	(8)	-	(8)
Net exchange differences	4	(60)	5	8	(1)	(44)
Other movements	-	(9)	-	(1)	-	(10)
At December 31, 2012	393	7,085	621	266	80	8,445
Accumulated amortization, depreciation and impairment losses
At January 1, 2012	129	5,149	219	206	67	5,770
Amortization / depreciation through income statement	-	142	20	11	4	177
Shadow accounting adjustments	-	85	-	-	-	85
Disposals	-	-	-	(7)	-	(7)
Net exchange differences	(2)	(59)	(1)	7	-	(55)
Other movements	-	(9)	-	(1)	-	(10)
At December 31, 2012	127	5,308	238	216	71	5,960

Annual Report on Form 20-F 2013

The Polish government enacted into legislation its pension reform proposal. The outcome adversely impacts Aegon’s Polish pension business growth and profitability from current in-force business. As a result, Aegon impaired intangibles related to this business: goodwill (EUR 53 million); future servicing rights (EUR 110 million); and DPAC write offs (EUR 29 million). The DPAC write offs are included in the deferred expenses (note 29).

Amortization and depreciation through income statement is included in “Commissions and expenses”. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 11 years (2012: 13 years). Future servicing rights are amortized over an average period up to 30 years, of which 9 remains at December 31, 2013 (2012: 14 years). Software is generally depreciated over an average period of 5 years. At December 31, 2013, the remaining average depreciation period was 4 years (2012: 4 years).

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

	2013	2012
Americas
- USA	107	112
New Markets
- Central & Eastern Europe	48	101
- Other New Markets	27	29
Other	29	25
At December 31	211	266

Goodwill in Aegon USA is allocated to its divisions. Value in use calculations of Aegon USA have been actuarially determined based on business plans covering a period of typically five years and pre-tax risk adjusted discount rates. The value in use test in the USA for the Individual Savings & Retirement cash generating unit (EUR 106 million; 2012: EUR 111 million) assumes business plans covering a period of five years further extrapolated to ten years where the new business levels for years 6-10 assumed a 5% growth rate (2012: 5%) and pre-tax risk adjusted discount rate of 17% (2012: 17%).

To determine the recoverable amounts of the cash generating units of Aegon CEE, value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically three years further extrapolated to twenty years where the new business levels for years 4-20 assumed a growth rate based on the business plan of the third year, prudentially decreased by 10%-20%. Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of 9.2%-15.9% (2012: 10.9%-16.4%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

Annual Report on Form 20-F 2013

224	Notes to the consolidated financial statements of Aegon N.V. Note 22

VOBA

The movement in VOBA over 2013 can be summarized and compared to 2012 as follows:

	2013	2012
At January 1	1,777	2,000
Additions	7	5
Amortization / depreciation through income statement	(109)	(142)
Shadow accounting adjustments	152	(85)
Net exchange differences	(84)	(1)
At December 31	1,742	1,777

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2013
Life	1,131	1	-	12	1,144
Individual savings and retirement products	131	-	-	-	131
Pensions	11	36	366	-	414
Distribution	-	21	-	-	21
Run-off businesses	32	-	-	-	32
Total VOBA	1,306	58	366	12	1,742

2012
Life	1,141	1	-	11	1,153
Individual savings and retirement products	138	-	-	-	138
Pensions	14	41	393	-	448
Distribution	-	24	-	-	24
Run-off businesses	14	-	-	-	14
Total VOBA	1,307	66	393	11	1,777

22 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2013	2012
Available-for-sale (AFS)		95,635	106,119
Loans		33,533	31,660
Financial assets at fair value through profit or loss (FVTPL) 1)		4,833	5,563
Total financial assets, excluding derivatives	22.1	134,001	143,342
Investments in real estate	22.2	1,532	1,627
Total investments for general account		135,533	144,969
[1] Refer to note 50 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Annual Report on Form 20-F 2013

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2013
Shares	787	1,250	-	2,036	2,036
Debt securities	88,162	1,350	-	89,511	89,511
Money market and other short-term investments	5,524	449	-	5,974	5,974
Mortgage loans	-	-	29,369	29,369	32,869
Private loans	-	-	1,783	1,783	1,888
Deposits with financial institutions	-	-	292	292	292
Policy loans	-	-	1,955	1,955	1,955
Other	1,163	1,784	135	3,082	3,082
At December 31, 2013	95,635	4,833	33,533	134,001	137,607

2012
Shares	824	1,043	-	1,867	1,867
Debt securities	95,394	1,431	-	96,825	96,825
Money market and other short-term investments	8,687	1,084	-	9,771	9,771
Mortgage loans	-	-	28,298	28,298	32,982
Private loans	-	-	1,012	1,012	1,143
Deposits with financial institutions	-	-	96	96	96
Policy loans	-	-	2,103	2,103	2,104
Other	1,214	2,005	151	3,370	3,370
At December 31, 2012	106,119	5,563	31,660	143,342	148,158

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 10,892 million is current (2012: EUR 17,428 million).

Refer to note 3 for information on fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2013	2012
At January 1	(223)	(198)
Addition charged to income statement	(67)	(79)
Reversal to income statement	15	15
Amounts written off	33	44
Net exchange differences	3	(5)
At December 31	(240)	(223)

Refer to note 52 for a discussion of collateral received and paid.

Annual Report on Form 20-F 2013

226	Notes to the consolidated financial statements of Aegon N.V. Note 22

22.2 Investments in real estate

	2013	2012
At January 1	1,627	1,687
Additions	9	5
Subsequent expenditure capitalized	12	17
Transfers from other headings	79	87
Disposals	(105)	(208)
Fair value gains/(losses)	(49)	(9)
Other	(8)	60
Net exchange differences	(33)	(12)
At December 31	1,532	1,627

In 2013, 77% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2012: 89%), of which 99% was performed by independent external appraisers (2012: 99%).

Aegon USA has entered into commercial property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms of between 9 months and 20 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

Aegon the Netherlands has entered into long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 51 for description of non-cancellable lease rights.

Rental income of EUR 52 million (2012: EUR 48 million; 2011: EUR 93 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 80 million (2012: EUR 74 million; 2011: EUR 78 million). In 2013, none of direct operating expenses is related to investment properties that did not generate rental income during the period (2012: EUR 6 million; 2011: EUR 7 million).

Transfers from other headings mainly reflect the properties that were foreclosed during the year. The associated mortgage loans were previously reported as part of investments.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 51 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

Annual Report on Form 20-F 2013

23 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2013	2012
Shares		25,423	24,874
Debt securities		33,531	34,682
Money market and other short-term investments		850	1,480
Deposits with financial institutions		3,006	2,087
Unconsolidated investment funds		100,822	88,400
Other		404	437
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives 1)		164,037	151,960

Investments in real estate	23.1	996	1,008
Total investments for account of policyholders		165,032	152,968

[1]	Refer to note 50 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

23.1 Investments in real estate for account of policyholders

	2013	2012
At January 1	1,008	1,132
Additions	178	14
Subsequent expenditure capitalized	27	26
Disposals	(180)	(152)
Fair value gains/(losses)	(12)	(46)
Net exchange differences	(25)	34
At December 31	996	1,008

The investment property is leased out under operating leases.

Rental income of EUR 59 million (2012: EUR 65 million; 2011: EUR 73 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 8 million in 2013 (2012: EUR 7 million, 2011: EUR 14 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 51 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

24 Derivatives

	Derivative asset		Derivative liability
	2013	2012	2013	2012
Derivatives for general account
Derivatives not designated in a hedge	12,488	19,040	11,170	17,107
Derivatives designated as fair value hedges	247	421	56	311
Derivatives designated as cash flow hedges	421	1,164	310	370
Net foreign investment hedges	137	200	146	197
	13,293	20,824	11,682	17,985

Derivatives for account of policyholders
Derivatives not designated in a hedge	238	310	155	67
	238	310	155	67
Total derivatives 1)	13,531	21,134	11,838	18,052

[1]	Refer to note 50 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Annual Report on Form 20-F 2013

228	Notes to the consolidated financial statements of Aegon N.V. Note 24

Of these derivatives EUR 540 million net asset is current (2012: EUR 606 million net asset).

In 2012, Aegon the Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if - in 2032 - realized mortality rates are more than 7.5% lower than pre-defined mortality tables. To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, Aegon bought an additional longevity index derivative in 2013. This derivative will pay out in twenty-two years if some combination of higher than expected mortality rates in the United States and/or lower than expected mortality rates in the Netherlands persists over the next twenty years and, at that time, is expected to continue to do so. The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on derivatives included in note 3 and the paragraph on underwriting risk included in note 4.

The fair value of derivatives on both the asset and liability side of the consolidated statement of financial position decreased during 2013. This decrease is mainly caused by increases in market interest rates and other market developments. See note 3 for details on measurement of derivatives.

Use of derivatives

Derivatives not designated in a hedge

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2013	2012	2013	2012
Derivatives held as an economic hedge	12,261	18,894	9,692	14,705
Bifurcated embedded derivatives	92	13	1,464	2,305
Other	134	133	14	97
Total	12,488	19,040	11,170	17,107

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

Embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit-linked insurance contracts in the form of guarantees for minimum benefits. Please refer to note 48 for more disclosures about these guarantees.

CDOs and CDSs

Aegon has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

	2013		2012
CDOs and CDSs	Notional	Fair value	Notional	Fair value
Synthetic CDOs	20	20	58	19
CDSs	2,876	50	2,174	12
Total	2,896	70	2,232	31

Annual Report on Form 20-F 2013

	2013		2012
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	33	1	93	1
AA	373	5	269	2
A	1,049	32	763	19
BBB	1,360	30	966	(2)
BB	61	-	126	10
B or lower	12	1	10	1
Not rated	9	-	5	-
Total	2,896	70	2,232	31

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

Derivatives designated as fair value hedges

Aegon’s fair value hedges consist mainly of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. Gains and losses on derivatives designated under fair value hedge accounting are recognized in the income statement. The effective portion of the fair value change on the hedged item is also recognized in the income statement. As a result, only the net accounting ineffectiveness has an impact on the net result.

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

For the years ended December 31, 2013, 2012, and 2011, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR 10 million, EUR 16 million and EUR 12 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

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

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 30 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 39 years. For the year ended December 31, 2013, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 181 million (2012: EUR 225 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. For the same year, none of Aegon’s cash flow hedges were discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship.

Annual Report on Form 20-F 2013

230	Notes to the consolidated financial statements of Aegon N.V. Note 25

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 13 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2013, Aegon recognized a loss of EUR 1 million of hedge ineffectiveness on cash flow hedges. In 2012 and 2011, gains and losses of EUR (5) million and EUR 1 million respectively of hedge ineffectiveness were recorded in the income statement. In 2013, EUR 26 million was released from equity into investment income (2012: EUR (62) million, 2011: EUR (18) million). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 25 million.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2013 Total
Cash inflows	650	2,597	1,719	2,815	7,781
Cash outflows	-	1	1	4	6
Net cash flows	650	2,596	1,718	2,811	7,775

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2012 Total
Cash inflows	519	2,081	1,599	1,582	5,781
Cash outflows	-	1	1	4	6
Net cash flows	519	2,080	1,598	1,578	5,775

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

25 Investments in joint ventures

	2013	2012
At January 1	1,568	1,776
Additions	359	105
Disposals	(453)	(212)
Share in net income	-	(13)
Share in changes in joint ventures equity (note 32.6)	22	27
Dividend	(62)	(71)
Net exchange difference	(9)	(6)
Other	2	(38)
At December 31	1,427	1,568

Annual Report on Form 20-F 2013

All joint ventures are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in joint ventures include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in joint ventures. The financial statements of all joint ventures have the same reporting date as the Group. Refer to note 55 for a listing of the investments in joint ventures and the Group’s percentage holding. In 2012 the category Other reflects a decrease of an earn out provision relating to Caja Cantabria.

Unnim

On May 7, 2013, Aegon has finalized exiting its life, health and pension joint venture with Unnim and sold its 50% stake to Unnim. The consideration amounted a total of EUR 353 million and the sale resulted in a book gain of EUR 102 million before tax. Additionally a revaluation reserve of EUR 26 million was released, which was recycled from equity through profit and loss account. Furthermore there was a release of an earn out provision of EUR 176 million. Consequently the sale resulted in a total disposal amount of EUR 453 million. Aegon’s share in underlying earnings before tax of the joint venture totalled EUR 6 million for 2013 (full year 2012: EUR 17 million).

Strategic partnership with Santander

On June 3, 2013, Aegon completed an exclusive 25-year strategic partnership with Banco Santander, Spain’s largest financial group, first announced in December 2012. Under the terms of the agreement, Aegon acquired a 51% stake in both a life insurance company as well as in a non-life insurance company for a cash consideration of EUR 220 million. In addition, there is also a contingent consideration which will be paid depending on future performance of the joint ventures. The joint ventures will distribute life and general insurance products through Banco Santander’s extensive branch network. Aegon Spain will provide the back-office services to the joint venture companies.

Banca Cívica

Following the announced merger between Banca Cívica and CaixaBank in Spain, Aegon reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction was closed on October 11, 2012, after obtaining regulatory approval. The sale resulted in a book gain of EUR 35 million before tax and was recorded in the fourth quarter of 2012. Aegon’s share in underlying earnings before tax of the joint venture totalled EUR 13 million for 2012.

Annual Report on Form 20-F 2013

232	Notes to the consolidated financial statements of Aegon N.V. Note 25

Summarized financial information of material joint ventures

Aegon considers its investment in AMVEST Vastgoed B.V. (AMVEST) a material joint venture. The summarized financial information presented below are the amounts included in the IFRS financial statements of AMVEST on 100% basis.

	AMVEST
	2013	2012
Summarized statement of financial position
Cash and cash equivalents	52	67
Other current assets	178	53
Total current assets	230	120

Non-current assets	1,990	2,222
Total assets	2,219	2,342

Current financial liabilities excluding trade payables and other provisions	-	10
Other current liabilities	67	96
Total current liabilities	67	106

Non-current financial liabilities excluding trade payables and other provisions	504	510
Other non-current liabilities	11	17
Total non-current financial liabilities	514	527
Total liabilities	582	633
Net assets	1,637	1,709

Summarized Statement of Comprehensive Income
Revenue	79	79
Results from financial transactions	(70)	(87)
Depreciation and amortisation	(1)	(1)
Interest expense	(12)	(13)

Profit or loss	(15)	(44)
Income tax (expense) or income	-	6
Post-tax profit or loss	(15)	(38)
Other comprehensive income	6	(13)
Total comprehensive income	(9)	(51)

Dividends received	45	52
A reconciliation of the summarized financial information to the carrying amount of AMVEST is as follows:
	AMVEST
	2013	2012
Net assets of joint venture as presented above	1,637	1,709
Group share of net assets of joint venture	819	854
Carrying amount	819	854

Summarized financial information of other joint ventures

	December 31, 2013	December 31, 2012
Post-tax profit or loss	7	6
Other comprehensive income	20	31
Total comprehensive income	28	37

Carrying amount	608	714

The summarized financial information of other joint ventures presented above is based on the Group’s relative holding.

Annual Report on Form 20-F 2013

26 Investments in associates

	2013	2012
At January 1	771	713
Additions	19	5
Disposals	(328)	(2)
Share in net income	21	28
Share in changes in associate’s equity (note 32.6)	10	22
Impairment losses	(1)	(1)
Dividend	(2)	(2)
Net exchange difference	(14)	(7)
Other	(6)	15
At December 31	470	771

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include stakes in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in associates. The financial statements of all associates have the same reporting date as the Group. Refer to note 55 for a listing of the investments in associates and the Group’s percentage holding.

CAM

On July 19, 2013, the sale of Aegon’s 50% stake in its life insurance partnership originally established with Caja de Ahorros del Mediterráneo (CAM) was closed. The consideration amounted to EUR 449.5 million and resulted in a book gain of EUR 74 million. The disposal amounting to EUR 327 million included a release of a negative revaluation reserve EUR 44 million, which is recycled from equity through profit and loss account. Related sales expenses amounted to EUR 5 million.

Prisma

On October 1, 2012, Aegon closed the sale of its interest in Prisma Capital Partners LP (“Prisma”). Prisma, which was accounted for as an associate, served as an investment manager for certain of Aegon’s hedge fund investments as well as for other third parties. The final proceeds are subject to certain contingent arrangements which may lead to further payments in 2014 and 2017. The book gain amounted to EUR 100 million. The carrying value of Prisma at the transaction date was EUR 2 million. Aegon’s share in Prisma earnings from January 1, 2012, till October 1, 2012, amounted to EUR 10 million.

Summarized financial information of material associates

Aegon considers its investment in La Mondiale Participations S.A. (La Mondiale) a material associate. The summarized financial information presented below are the amounts included in the IFRS financial statements of La Mondiale on 100% basis, including fair value adjustments made at the time of acquisition.

Annual Report on Form 20-F 2013

234	Notes to the consolidated financial statements of Aegon N.V. Note 27

	La Mondiale
	2013	2012
Summarized statement of financial position
Current assets	37,510	34,055
Non-current assets	530	485
Total assets	38,040	34,540
Current liabilities	36,626	33,265
Non-current liabilities	500	450
Total liabilities	37,126	33,715

Net assets	915	825

Summarized Statement of Comprehensive Income
Revenue	4,929	4,324
Profit or loss	105	101
Income tax expense or income	(44)	(42)
Post-tax profit or loss	61	59
Other comprehensive income	28	7
Total comprehensive income	89	66

Dividends received	-	-
A reconciliation of the summarized financial information to the carrying amount of La Mondiale is as follows:
	La Mondiale
	2013	2012
Net assets of associate as presented above	915	825
Net assets of associate excluding fair value adjustments	874	785
Group share of net assets of associate, excluding fair value adjustments	306	275
Fair value adjustments	40	40
Carrying amount	346	315
Summarized financial information of other associates
	December 31, 2013	December 31, 2012
Post-tax profit or loss	-	8
Other comprehensive income	(2)	19
Total comprehensive income	(2)	27

Carrying amount	124	456

The summarized financial information of other associates presented above is based on the Group’s relative holding.

27 Investments in unconsolidated structured entities

For unconsolidated structured entities in which Aegon has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflect the carrying values recognized in the statement of financial position of Aegon’s interests in unconsolidated structured entities. These general account investments are recognized in the line item Investments of the statement of financial position. Aegon did not recognize other interests in unconsolidated structured entities such as commitments, guarantees, provisions, derivative instruments or other liabilities.

Annual Report on Form 20-F 2013

	Total income for the year ended December 31, 2013			December 31, 2013
	Interest income	Total gains and losses (un)realized	Total	Investments
Residential mortgage backed securities	269	328	597	5,634
Commercial mortgage backed securities	236	(165)	71	5,337
Asset backed securities	35	3	38	1,941
ABS’s - Other	175	21	195	4,041
Total	715	186	902	16,953

Aegon did not provide financial or other support to unconsolidated structured entities. Nor does Aegon have intentions to provide financial or other support to unconsolidated structured entities in which Aegon has an interest or previously had an interest.

28 Reinsurance assets

Assets arising from reinsurance contracts related to:			2013	2012
Life insurance general account			8,861	10,243
Life insurance for account of policyholders			90	96
Non-life insurance			1,093	1,158
Investment contracts			301	468
At December 31			10,345	11,965

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (refer to note 30).

EUR 7 million of the reinsurance assets are current (2012: EUR 8 million).

Movements during the year in reinsurance assets relating to life insurance:		Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2013		10,243	96	10,339
Gross premium and deposits – existing and new business		2,260	61	2,321
Unwind of discount / interest credited		455	4	459
Insurance liabilities released		(3,564)	(68)	(3,632)
Fund charges released		2	-	2
Changes to valuation of expected future benefits		(8)	-	(8)
Policy transfers		(24)	-	(24)
Net exchange differences		(462)	(3)	(464)
Other movements		(42)	-	(42)
At December 31, 2013		8,861	90	8,951

At January 1, 2012		9,843	78	9,921
Gross premium and deposits – existing and new business		2,749	66	2,815
Unwind of discount / interest credited		520	5	525
Insurance liabilities released		(3,861)	(49)	(3,910)
Fund charges released		(4)	-	(4)
Changes to valuation of expected future benefits		(25)	-	(25)
Policy transfers		-	(6)	(6)
Quota share reinsurance transactions		1,175	-	1,175
Net exchange differences		(123)	2	(121)
Other movements		(31)	-	(31)
At December 31, 2012		10,243	96	10,339

Annual Report on Form 20-F 2013

236	Notes to the consolidated financial statements of Aegon N.V. Note 29

In 2012, Aegon USA reinsured approximately EUR 1.2 billion of fixed annuities on a quota share basis which was ceded to Commonwealth Annuity and Life Insurance Company.

The reinsured policies consist of fixed annuity contracts issued by Transamerica Life Insurance Company in the U.S. between 2004 and early 2009 that were previously reinsured to Transamerica International Reinsurance Ireland (TIRI) on a 90% quota share basis. Over half of the business was sold in 2008 and primarily included products with 3 and 5 year surrender charge periods. Most of the business has an initial credited rate guarantee matching the surrender charge period followed by annual renewals after the initial period.

Investment assets and cash were transferred as part of these transactions with any related gain/(loss) being recognized. In order to secure the obligations of the reinsurer, Aegon has required the establishment of trust accounts to hold collateral supporting ceded policy reserves. A deferred cost of reinsurance was established and is amortized based on gross profits of the underlying contracts. The deferred cost of reinsurance is disclosed in note 29.

Movements during the year in reinsurance assets relating to non-life insurance:		2013	2012
At January 1		1,158	1,114
Gross premium and deposits – existing and new business		136	253
Loss recognized as a result of liability adequacy		-	127
Unwind of discount / interest credited		55	50
Insurance liabilities released		(91)	(140)
Changes to valuation of expected future benefits		-	5
Changes in unearned premiums		(82)	(142)
Changes in unexpired risks		(2)	(3)
Incurred related to current year		39	72
Incurred related to prior years		11	42
Release for claims settled current year		(3)	(13)
Release for claims settled prior years		(61)	(90)
Change in IBNR		2	(6)
Shadow accounting adjustment		(10)	(93)
Net exchange differences		(49)	(18)
Other movements		(9)	-
At December 31		1,093	1,158
29 Deferred expenses
		2013	2012
DPAC for insurance contracts and investment contracts with discretionary participation features		11,685	11,239
Deferred transaction costs for investment management services		356	405
At December 31		12,040	11,644

Current		1,041	1,443
Non-current		10,999	10,201

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2013	10,681	558	405
Costs deferred during the year	1,514	-	36
Disposal of group assets	-	-	(2)
Amortization through income statement	(961)	(40)	(33)
Shadow accounting adjustments	444	-	-
Impairments	-	-	(29)
Net exchange differences	(491)	(23)	(15)
Other	3	-	(7)
At December 31, 2013	11,189	496	356

Annual Report on Form 20-F 2013

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2012	10,411	579	405
Costs deferred during the year	1,474	49	44
Amortization through income statement	(1,052)	(68)	(44)
Shadow accounting adjustments	(181)	-	-
Impairments	-	-	(4)
Net exchange differences	36	(15)	4
Other	(7)	13	-
At December 31, 2012	10,681	558	405

Below a breakdown is provided of DPAC balances by line of business and reporting segment:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2013
Life	5,232	110	135	569	6,046
Individual savings and retirement products	1,488	-	-	37	1,525
Pensions	-	29	3,251	-	3,280
Run-off business	338	-	-	-	338
At December 31	7,059	138	3,387	606	11,189

2012
Life	4,960	141	155	505	5,761
Individual savings and retirement products	1,162	-	-	36	1,198
Pensions	-	37	3,365	-	3,402
Run-off business	320	-	-	-	320
At December 31	6,442	178	3,520	541	10,681

30 Other assets and receivables

	Note	2013	2012
Real estate held for own use and equipment	30.1	487	521
Receivables	30.2	5,261	5,501
Accrued income	30.3	1,609	1,601
At December 31		7,357	7,623

Annual Report on Form 20-F 2013

238	Notes to the consolidated financial statements of Aegon N.V. Note 30

30.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2012	319	239	558
At December 31, 2012	307	214	521
At December 31, 2013	288	199	487
Cost
At January 1, 2013	383	475	858
Additions	-	65	65
Capitalized subsequent expenditure	3	-	3
Disposals	(1)	(62)	(62)
Unrealized gains/(losses) through equity	(5)	-	(5)
Net exchange differences	(9)	(11)	(20)
At December 31, 2013	370	468	838
Accumulated depreciation and impairment losses
At January 1, 2013	76	261	337
Depreciation through income statement	8	58	66
Disposals	-	(46)	(46)
Impairment losses	-	1	1
Net exchange differences	(2)	(5)	(7)
At December 31, 2013	82	269	351

Cost
At January 1, 2012	390	488	878
Additions	2	59	61
Capitalized subsequent expenditure	2	-	2
Disposals	(4)	(71)	(75)
Unrealized gains/(losses) through equity	(5)	-	(5)
Net exchange differences	(2)	(1)	(3)
At December 31, 2012	383	475	858
Accumulated depreciation and impairment losses
At January 1, 2012	71	249	320
Depreciation through income statement	8	67	75
Disposals	(2)	(63)	(65)
Impairment losses	-	7	7
Net exchange differences	(1)	1	-
At December 31, 2012	76	261	337

General account real estate held for own use are mainly held by Aegon USA and Aegon the Netherlands, with relatively smaller holdings at Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounts to EUR 310 million (2012: EUR 321 million).

37% of the value of the general account real estate held for own use was last revalued in 2013 (2012: 45%), based on market value appraisals by qualified internal and external appraisers. 97% of the appraisals in 2013 were performed by independent external appraisers (2012: 97%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in “Commissions and expenses” in the income statement. The useful lives of buildings range between 40 and 50 years.

None of the equipment is held for lease (2012: EUR 0 million). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in “Commissions and expenses” in the income statement. Equipment is generally depreciated over a period of three to five years.

Annual Report on Form 20-F 2013

  30.2 Receivables

	2013	2012
Loans to joint ventures	-	2
Loans to associates	2	16
Finance lease assets	6	8
Receivables from policyholders	1,111	1,337
Receivables from brokers and agents	169	156
Receivables from reinsurers	241	286
Cash outstanding from assets sold	38	45
Trade receivables	487	501
Cash collateral	1,167	1,265
Reverse repurchase agreements	981	1,186
Income tax receivable	402	34
Other	767	797
Provision for doubtful debts	(111)	(132)
At December 31	5,261	5,501

Current	4,964	5,233
Non-current	297	268

The movements in the provision for doubtful debts during the year were as follows:

	2013	2012
At January 1	(132)	(138)
Additions charged to earnings	(7)	(16)
Unused amounts reversed through the income statement	12	1
Used during the year	14	21
Net exchange differences	2	-
At December 31	(111)	(132)

30.3 Accrued income

	2013	2012
Accrued interest	1,596	1,589
Other	13	12
At December 31	1,609	1,601

EUR 1,599 million of accrued income is current (2012: EUR 1,592 million).

31 Cash and cash equivalents

	2013	2012
Cash at bank and in hand	1,215	995
Short-term deposits	2,893	5,430
Money market investments	1,468	2,907
Short-term collateral	116	258
At December 31	5,691	9,590

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 10.7 billion (2012: EUR 12.3 billion) of cash collateral is received of which EUR 116 million (2012: EUR 258 million) is included in cash and cash equivalents. This collateral relates to securities lending and repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 46). Refer to note 52 for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness,

Annual Report on Form 20-F 2013

240	Notes to the consolidated financial statements of Aegon N.V. Note 31 duration, approved investment categories and borrower limits. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from securities lending programs was approximately EUR 8 million (2012: EUR 11 million; 2011: EUR 12 million).

The weighted effective interest rate on short-term deposits was 0.28% (2012: 0.07%) and these deposits have an average maturity of 15.38 days (2012: 13.12 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2013	2012
Cash and cash equivalents		5,691	9,590
Bank overdrafts	41	(39)	(93)
Net cash and cash equivalents		5,652	9,497

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed twelve times per year, based on an updated valuation of total assets. The interest rate is approximately 0.25% (2012: 0.75%). The average minimum required balance on deposit by the Dutch Central Bank was EUR 35 million (2012: EUR 44 million). These deposits are therefore not freely available.

Summary IFRS cash flow statement	2013	2012	2011
Net cash flows from operating activities	(1,730)	(997)	2,266
Net cash flows from investing activities	516	237	653
Net cash flows from financing activities	(2,552)	2,511	(374)
Net increase in cash and cash equivalents	(3,766)	1,751	2,545

Net cash and cash equivalents at December 31, 2013 are negatively impacted by effects of changes in exchange rates of EUR 79 million (2012: EUR 29 million; 2011: EUR 107 million).

Analysis of IFRS cash flows

2013 compared to 2012

Net cash flows from operating activities

Total net cash flows from operating activities decreased by EUR 733 million to a EUR 1,730 million outflow (2012: EUR 997 million outflow). The decrease is mainly driven by lower results from financial transactions, higher net purchases of investments and increasing net collateral payments. These cash outflows are partly offset by divestments of money market investments.

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 279 million to a EUR 516 million inflow (2012: EUR 237 million inflow). The improved inflow in 2013 is primarily a result of the cash received from divestments of Unnim and CAM, partly offset by the acquisition of the joint venture with Santander. In 2012 the inflow was mainly attributable to the proceeds of EUR 102 million on the sale of Aegon’s interest in Prisma and the proceeds of EUR 190 million received from the exit from the partnership with Banca Civica, partly offset by the acquisition of Liberbank and purchases of software.

Net cash flows from financing activities

Net cash flows from financing activities decreased by EUR 5,063 million to a EUR 2,552 million outflow (2012: EUR 2,511 million inflow). The decrease is mainly a result of repayments of borrowings and repayment of share premium of EUR 401 million during 2013. During 2012, new borrowing and the 8.00% non-cumulative subordinated borrowings of USD 525 million were issued.

2012 compared to 2011

Net cash flows from operating activities

Total net cash flows from operating activities decreased by EUR 3,263 million to a EUR 997 million outflow (2011: EUR 2,266 million inflow). The change from inflow in 2011 to outflow in 2012 is driven by lower net general account investments, lower disposals of derivatives and lower net change in cash collateral. These reductions are partly offset by higher net investments for account of policyholders and income before tax.

Annual Report on Form 20-F 2013

Net cash flows from investing activities

Net cash flows from investing activities reduced by EUR 416 million to a EUR 237 million inflow (2011: EUR 653 million inflow). The inflow in 2012 is mainly a result of the proceeds of EUR 102 million on the sale of Aegon’s interest in Prisma and the proceeds of EUR 190 million received from the exit from the partnership with Banca Civica, partly ofset by the acquisition of Liberbank and purchases of software. In 2011, the inflow was a result of cash received from the divestment of Transamerica Reinsurance and the sale of Guardian life in the United Kingdom.

Net cash flows from financing activities

Net cash flows from financing activities improved by EUR 2,885 million to EUR 2,511 million inflow (2011: EUR 374 million outflow). The improvement is mainly a result of additional borrowings and the issuance of 8.00% non-cumulative subordinated borrowings which provided USD 525 million.

32 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2013	2012	2011
Share capital – par value	32.1	325	319	310
Share premium	32.2	8,375	8,780	8,787
Total share capital		8,701	9,099	9,097
Retained earnings		11,135	10,650	9,670
Treasury shares	32.3	(292)	(243)	(252)
Total retained earnings		10,843	10,408	9,418
Revaluation reserves	32.4	2,998	6,073	3,464
Remeasurement of defined benefit plans	32.5	(706)	(1,085)	(979)
Other reserves	32.6	(1,777)	(1,045)	(964)
Total shareholders’ equity		20,059	23,449	20,036

On February 15, 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was subject to the approval of the General Meeting of Shareholders of Aegon N.V. This approval was granted at the Annual General Meeting of Shareholders on May 15, 2013. For details refer to the ‘major shareholders’ section included in the ‘other information’ to the financial statements of Aegon N.V.

The simplified capital structure entailed, but was not limited to, the amendment of the articles of association of Aegon N.V., including the conversion of all outstanding 329,773,000 preferred shares a and B, with a nominal value of EUR 0.25 each, into 120,713,389 common shares and 566,313,694 common shares B, with a nominal value of EUR 0.12 each. The financial rights attached to a common share B were determined at 1/40th of the financial rights attached to a common share.

The simplified capital structure also included an amendment to the Amended 1983 Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

In 2013, Aegon issued 19,668,540 and 19,047,386 common shares with a par value of EUR 0.12 in respect of the final dividend for 2012 which was paid in June 2013 and the interim dividend paid in September 2013, respectively.

In July 2013, Vereniging Aegon exercised its option right to purchase 13 million common shares B for EUR 0.1275 to mitigate the dilution caused by the issuance of shares issuance of shares on May 1, 2013 and May 16, 2013 in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock-dividend.

In 2012, Aegon issued 33,203,150 and 29,172,394 common shares with a par value of EUR 0.12 in respect of the final dividend for 2011 which was paid in May 2012 and the interim dividend paid in September 2012, respectively.

Annual Report on Form 20-F 2013

242	Notes to the consolidated financial statements of Aegon N.V. Note 32

In 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B preferred shares at par value to mitigate the dilution caused by the issuance of shares as a result of distribution of dividend in the form of stock.

On March 1, 2011, Aegon completed the issue of 173,604,912 common shares of Aegon N.V. with a par value of EUR 0.12.

The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 33.

On March 15, 2011, Vereniging Aegon exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 (total proceeds of EUR 10 million) in order to mitigate dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

32.1 Share capital – par value

		2013	2012	2011
Common shares		256	236	229
Common shares B		69	-	-
Preferred shares A		-	53	53
Preferred shares B		-	30	28
At December 31		325	319	310

Common shares		2013	2012	2011
Authorized share capital		720	360	360
Number of authorized shares (in million)		6,000	3,000	3,000
Par value in cents per share		12	12	12

Common shares B		2013	2012	2011
Authorized share capital		360	-	-
Number of authorized shares (in million)		3,000	-	-
Par value in cents per share		12	-	-
	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2011	1,736,049	208	-	-
Share issued	173,605	21	-	-
At December 31, 2011	1,909,654	229	-	-
Shares issued	-	-	-	-
Dividend	62,376	7
At December 31, 2012	1,972,030	236	-	-
Shares issued	120,713	14	579,005	69
Dividend	38,716	5	-	-
At December 31, 2013	2,131,459	256	579,005	69

	Weighted average number of common shares (thousands)		Weighted average number of common shares B (thousands)
2011		1,881,116		-
2012		1,936,315		-
2013		2,035,240		366,439

Annual Report on Form 20-F 2013

Preferred shares

		2013	2012	2011
Authorized share capital		-	250	250
Par value in cents per share		-	25	25
	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2011	211,680	53	69,030	17
Shares issued	-	-	41,042	11
At December 31, 2011	211,680	53	110,072	28
Shares issued	-	-	8,021	2
At December 31, 2012	211,680	53	118,093	30
Shares issued	-	-	-	-
Conversion	(211,680)	(53)	(118,093)	(30)
At December 31, 2013	-	-	-	-

All issued common shares and common shares B each have a nominal value of EUR 0.12 and are fully paid up. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on common shares B needs approval of the related shareholders. Refer to ‘Other information’ for further information on dividend rights.

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued common shares B.

In the years 2003 through 2010, 69,030,000 class B preferred shares were issued under these option rights. In March 2011, Vereniging Aegon exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares conducted under Aegon’s US Shelf Registration, which comprised the sale of 173,604,912 common shares of Aegon N.V. at a price of EUR 5.20 per share in March 2011. In August 2012 and October 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B Preferred Shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock dividend, and its issuance of shares on September 15, 2012, being the interim dividend 2012 in the form of stock dividend. In July 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 common shares B at market value. It did this to prevent dilution caused by Aegon’s issuance of shares on May 1, 2013, May 16, 2013, in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock-dividend.

With regard to granted share appreciation rights and option rights and their valuation refer to note 14.

32.2 Share premium

	2013	2012	2011
At January 1	8,780	8,787	7,906
Additions	-	-	881
Repayment	(400)	-	-
Share dividend	(5)	(7)	-
At December 31	8,375	8,780	8,787
Share premium relating to:
- Common shares	8,375	6,728	6,735
- Preferred shares	-	2,052	2,052
Total share premium	8,375	8,780	8,787

Annual Report on Form 20-F 2013

244	Notes to the consolidated financial statements of Aegon N.V. Note 32

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends and the repayment of share premium to preferred shareholders. Upon the conversion of the preferred shares, share premium on preferred shares have been allocated to share premium relating to common shares.

32.3 Treasury shares

On the balance sheet date Aegon N.V. and its subsidiaries held 41,307,910 (2012: 28,713,730) of its own common shares with a par value of EUR 0.12 each.

Movements in the number of treasury shares of Aegon N.V. were as follows:

	2013	2012	2011
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
At January 1	26,981	27,503	27,520
Transactions in 2013:
Sale: 1 transaction, price EUR 5.02	(5,408)	-	-
Sale: 1 transaction, price EUR 4.99	(783)	-	-
Purchase: transactions, average price EUR 5.62	19,047
Transactions in 2012:
Sale: 1 transaction, price EUR 3.52	-	(9)	-
Sale: 1 transaction, price EUR 3.36	-	(513)	-
Transactions in 2011:
Sale: 1 transaction, price EUR 5.39	-	-	(17)
At December 31	39,837	26,981	27,503

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2013		2012		2011
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by Aegon N.V.	39,837	278	26,981	228	27,503	235
Held by subsidiaries	1,471	14	1,733	15	1,863	17
At December 31	41,308	292	28,714	243	29,366	252

Aegon does not hold common shares B as treasury shares.

Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)
2011	29,303
2012	28,933
2013	29,497

Annual Report on Form 20-F 2013

32.4 Revaluation reserves

	Available-for- sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2013	4,969	39	1,065	6,073
Gross revaluation	(3,238)	(4)	(496)	(3,738)
Net (gains) / losses transferred to income statement	(435)	-	(26)	(461)
Foreign currency translation differences	(113)	(1)	(33)	(147)
Tax effect	1,073	1	192	1,267
Other	4	-	-	4
At December 31, 2013	2,262	35	702	2,998
At January 1, 2012 1)	2,314	43	1,124	3,481
Gross revaluation	4,200	(5)	6	4,201
Net (gains) / losses transferred to income statement	(465)	-	(63)	(528)
Foreign currency translation differences	(24)	-	(29)	(53)
Tax effect	(1,075)	1	27	(1,047)
Other	19	-	-	19
At December 31, 2012	4,969	39	1,065	6,073
At January 1, 2011	493	41	424	958
Gross revaluation	3,012	2	1,016	4,030
Net (gains) / losses transferred to income statement	(513)	-	(18)	(531)
Foreign currency translation differences	101	1	60	162
Tax effect	(794)	(1)	(360)	(1,155)
At December 31, 2011 1)	2,299	43	1,122	3,464
[1]	Amounts for 2012 and 2011 have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

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

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2013	2012	2011
Shares	249	194	125
Debt securities	1,976	4,737	2,183
Other	36	38	(9)
Revaluation reserve for available-for-sale investments	2,262	4,969	2,299

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

32.5 Remeasurement of defined benefit plans

	2013	2012	2011
At January 1	(1,085)	(979)	(547)
Remeasurements of defined benefit plans	562	(149)	(583)
Tax effect	(202)	37	180
Net exchange differences	19	6	(29)
Total remeasurement of defined benefit plans	(706)	(1,085)	(979)

Annual Report on Form 20-F 2013

246	Notes to the consolidated financial statements of Aegon N.V. Note 33

32.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2013	(748)	(274)	(23)	(1,045)

Movement in foreign currency translation and net foreign investment hedging reserves	(883)	79	-	(803)
Tax effect	40	(20)	-	21
Recycling of revaluation reserve on disposal of joint ventures and associates	-	-	18	18
Equity movements of joint ventures	-	-	22	22
Equity movements of associates	-	-	10	10
At December 31, 2013	(1,591)	(214)	28	(1,777)

At January 1, 2012 1)	(666)	(243)	(72)	(981)

Movement in foreign currency translation and net foreign investment hedging reserves	(74)	(41)	(1)	(116)
Tax effect	(8)	10	1	3
Equity movements of joint ventures	-	-	27	27
Equity movements of associates	-	-	22	22
At December 31, 2012	(748)	(274)	(23)	(1,045)

At January 1, 2011	(1,030)	(277)	(36)	(1,343)

Movement in foreign currency translation and net foreign investment hedging reserves	364	45	-	409
Tax effect	(1)	(11)	-	(12)
Equity movements of associates	-	-	(18)	(18)
At December 31, 2011 1)	(667)	(243)	(54)	(964)
[1]	Amounts for 2012 and 2011 have been restated for the changes in accounting policies IFRS 10, 11 and IAS 19. Refer to note 2 for details about these changes.

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
The equity movements of joint ventures and associates reflect Aegon’s share of changes recognized directly in the joint venture’s and associate’s equity.

33 Convertible core capital securities

In 2011, Aegon repurchased 375 million convertible core capital securities. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of the convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. With these transactions Aegon completed the repurchase of all EUR 3 billion convertible core capital securities issued to the Dutch State in 2008.

Annual Report on Form 20-F 2013

34 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2013	4,192	453	102	271	5,018
Shares granted / Share options cost incurred	-	-	54	-	54
Shares vested / Share options forfeited	-	-	(57)	-	(57)
At December 31, 2013	4,192	454	99	271	5,015

At January 1, 2012	4,192	453	75	-	4,720
Issuance of non-cumulative subordinated notes	-	-	-	271	271
Shares granted / Share options cost incurred	-	-	32	-	32
Shares vested / Share options forfeited	-	-	(5)	-	(5)
At December 31, 2012	4,192	453	102	271	5,018

At January 1, 2011	4,192	453	59	-	4,704
Shares granted / Share options cost incurred	-	-	20	-	20
Shares vested / Share options forfeited	-	-	(4)	-	(4)
At December 31, 2011	4,192	453	75	-	4,720
[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2013	2012	2011
USD 500 million	6.50%	Quarterly, December 15	2014	424	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2014	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2014	438	438	438
EUR 200 million	6.0%	Annually, July 21	2014	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2014	745	745	745
EUR 950 million	floating DSL rate 2)	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate 3)	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821
At December 31				4,192	4,192	4,192
[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.
[3]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

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

On February 10, 2014, Aegon called for the redemption of the USD 550 million in junior perpetual capital securities with a coupon of 6.875% issued in 2006. The redemption is effective March 15, 2014, when the principal amount of USD 550 million was repaid with accrued interest.

Annual Report on Form 20-F 2013

248	Notes to the consolidated financial statements of Aegon N.V. Note 35

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2013	2012	2011
EUR 114 million	4.156% 1), 4)	Annual, June 8	2015	114	114	114
EUR 136 million	5.185% 2), 4)	Annual, October 14	2018	136	136	136
EUR 203 million	4.260% 3), 4)	Annual, March 4	2021	203	203	203
At December 31				454	453	453
[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principal amounts to meet losses.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2013	2012	2011
USD 525 million	8%	Quarterly, February 15	2017	271	271	-
At December 31				271	271	-

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

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2013 the equity component amount to EUR 271 million, subordinated borrowings amounts to EUR 44 million and a deferred tax liability amounting to EUR 84 million.

Refer to note 36 for details of the component classified as subordinated borrowings.

35 Trust pass-through securities

	Coupon rate	Coupon rate	Year of issue	Year of maturity	Year of next call	2013	2012
USD 18 million 1)	Floating	Quarterly, July 23	2004	2034	2014	14	15
USD 225 million 2)	7.65%	Semi-annually, December 1	1996	2026	n.a.	85	102
USD 190 million 2)	7.625%	Semi-annually, November 15	1997	2037	n.a.	36	38
At December 31						135	155
[1]	Issued by a subsidiary of Aegon N.V.
[2]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

Trust pass-through securities are securities through which the holder participates in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation and Clark Consulting Inc. The trust pass-through securities carry provisions with regard to deferral of distributions for extension periods up to a maximum of ten consecutive semi-annual periods. The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period.

The fair value of these loans amount to EUR 122 million (2012: EUR 129 million).

Annual Report on Form 20-F 2013

36 Subordinated borrowings

Subordinated borrowings are subordinated to all other unsubordinated borrowings and liabilities. There have been no defaults or breaches of conditions during the period.

Subordinated borrowings include a liability of EUR 44 million (2012: EUR 42 million) relating to the non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and its subordination refer to note 34.

37 Insurance contracts

	2013	2012
Life insurance	90,803	93,662
Non-life insurance
- Unearned premiums and unexpired risks	3,886	4,093
- Outstanding claims	1,990	1,978
- Incurred but not reported claims	680	675
Incoming reinsurance	3,284	3,596
At December 31	100,642	104,004

	2013	2012
Non-life insurance:
- Accident and health insurance	5,917	6,097
- General insurance	638	649
Total non-life insurance	6,555	6,746

Movements during the year in life insurance:	2013	2012
At January 1	93,662	93,456
Acquisitions though business combinations	9	-
Disposals	-	(8)
Portfolio transfers and acquisitions	1,262	54
Gross premium and deposits – existing and new business	7,234	6,369
Unwind of discount / interest credited	4,504	3,996
Insurance liabilities released	(10,779)	(10,792)
Changes in valuation of expected future benefits	(1,321)	347
Loss recognized as a result of liability adequacy testing	3	1
Shadow accounting adjustments	(692)	389
Net exchange differences	(3,079)	(519)
Transfer (to) / from insurance contracts for account of policyholders	(16)	277
Other	14	92
At December 31	90,803	93,662

Annual Report on Form 20-F 2013

250	Notes to the consolidated financial statements of Aegon N.V. Note 38

Movements during the year in non-life insurance:	2013	2012
At January 1	6,746	6,204
Gross premiums – existing and new business	2,147	2,339
Unwind of discount / interest credited	256	251
Insurance liabilities released	(942)	(1,144)
Changes in valuation of expected future claims	(1)	24
Change in unearned premiums	(1,242)	(1,221)
Change in unexpired risks	(3)	(5)
Incurred related to current year	637	729
Incurred related to prior years	289	338
Release for claims settled current year	(271)	(296)
Release for claims settled prior years	(589)	(658)
Shadow accounting adjustments	(166)	135
Loss recognized as a result of liability adequacy testing	5	170
Change in IBNR	16	(41)
Net exchange differences	(326)	(79)
At December 31	6,555	6,746

Movements during the year in incoming reinsurance:	2013	2012
At January 1	3,596	3,862
Gross premium and deposits – existing and new business	1,385	1,816
Unwind of discount / interest credited	241	272
Insurance liabilities released	(1,677)	(2,229)
Change in unearned premiums	7	-
Changes in valuation of expected future benefits	(29)	(28)
Net exchange differences	(150)	(54)
Other	(90)	(43)
At December 31	3,284	3,596
38 Insurance contracts for account of policyholders
Insurance contracts for account of policyholders	2013	2012
At January 1	76,169	72,559
Portfolio transfers and acquisitions	(1,121)	(68)
Gross premium and deposits – existing and new business	11,031	6,627
Unwind of discount / interest credited	7,964	7,255
Insurance liabilities released	(6,154)	(8,545)
Fund charges released	(1,216)	(940)
Changes in valuation of expected future benefits	40	53
Transfer (to) / from insurance contracts	16	(277)
Net exchange differences	(2,457)	(504)
Other	40	9
At December 31	84,311	76,169

Annual Report on Form 20-F 2013

39 Investment contracts

		2013	2012
Investment contracts		14,545	17,767
	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2013	17,095	672	17,767
Portfolio transfers and acquisitions	(80)	-	(80)
Deposits	2,088	-	2,088
Withdrawals	(4,661)	-	(4,661)
Investment contracts liabilities released	-	(185)	(185)
Interest credited	345	-	345
Fund charges released	(6)	-	(6)
Movements related to fair value hedges	(127)	-	(127)
Net exchange differences	(457)	(21)	(478)
Other	(118)	-	(118)
At December 31, 2013	14,079	466	14,545

At January 1, 2012	20,127	719	20,846
Portfolio transfers and acquisitions	(17)	-	(17)
Deposits	2,298	-	2,298
Withdrawals	(5,618)	-	(5,618)
Investment contracts liabilities released	-	(68)	(68)
Interest credited	443	-	443
Fund charges released	(9)	-	(9)
Movements related to fair value hedges	(72)	-	(72)
Net exchange differences	(165)	21	(144)
Other	108	-	108
At December 31, 2012	17,095	672	17,767
Investment contracts consist of the following:		2013	2012
Institutional guaranteed products		3,814	6,073
Fixed annuities		5,562	5,979
Savings accounts		4,283	4,385
Investment contracts with discretionary participation features		466	672
Other		420	658
At December 31		14,545	17,767

Annual Report on Form 20-F 2013

252	Notes to the consolidated financial statements of Aegon N.V. Note 40

40 Investment contracts for account of policyholders

	2013	2012
Investment contracts for account of policyholders 1)	82,608	78,418
[1]	Refer to note 50 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2013	29,188	49,230	78,418
Gross premium and deposits – existing and new business	8,702	3,422	12,124
Withdrawals	(7,578)	-	(7,578)
Interest credited	3,781	5,405	9,187
Investment contracts liabilities released	-	(6,879)	(6,879)
Fund charges released	(184)	-	(184)
Net exchange differences	(1,249)	(1,198)	(2,448)
Other	(32)	-	(32)
At December 31, 2013	32,628	49,981	82,608

At January 1, 2012	26,687	44,746	71,433
Gross premium and deposits – existing and new business	5,541	5,307	10,848
Withdrawals	(5,300)	-	(5,300)
Interest credited	2,613	3,627	6,240
Investment contracts liabilities released	-	(5,782)	(5,782)
Fund charges released	(169)	-	(169)
Net exchange differences	(99)	1,332	1,233
Other	(85)	-	(85)
At December 31, 2012	29,188	49,230	78,418
41 Borrowings
		2013	2012
Debentures and other loans		11,830	13,219
Commercial paper		135	413
Bank overdrafts		39	93
Short-term deposits		16	17
At December 31		12,020	13,742

Current		1,002	2,626
Non-current		11,018	11,116

Total fair value of borrowings		12,308	14,511

Debentures and other loans

During 2013, residential mortgage backed securities (RMBSs) were issued under the Dutch SAECURE program for a total amount of EUR 750 million, while an amount of EUR 1,168 million was repaid. In addition, Aegon redeemed USD 750 million senior notes which matured.

During 2012, RMBSs were issued under the Dutch SAECURE program for a total amount of EUR 2,050 million. Also, EUR 1,500 million was borrowed from the European Central Bank (ECB), under its Long Term Refinancing Operation (LTRO) program. The net proceeds of these borrowings were used to finance a part of the Dutch mortgage portfolio of Aegon the Netherlands.

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

Annual Report on Form 20-F 2013

A detailed composition of the debentures and other loans is included in the following table:

Debentures and other loans

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2013	2012
USD 750 million Senior Notes 13)	4.75%	Semi-annually	2003 / 13	-	569
EUR 2,068 mln “SAECURE 6” RMBS note 2), 3)	Floating	Quarterly	2006 / 13	-	1,229
Revolving Loan Facility Warehouse Mortgage Loans 2)	Floating	Monthly	- / 2014-16	510	249
EUR 500 million Medium-Term Notes 12), 15)	4.125%	December 8	2004 / 14	517	532
USD 500 million Senior Unsecured Notes 15)	4.625%	Semi-annually	2009 / 15	362	378
EUR 1,018 million “SAECURE 7” RMBS Note 2), 4)	Floating	Quarterly	2010 / 15	825	914
GBP 35 million Note issue agreement 2), 5), 6)	Floating	Quarterly	2010 / 15	15	25
EUR 212 / USD 600 “SAECURE 11” RMBS Note 2), 7)	Floating	Quarterly	2012 / 15	600	649
EUR 1,500 million ECB LTRO 2)	Floating	At Maturity	2012 / 15	1,500	1,500
EUR 1,500 million “SAECURE 10” RMBS Note 2), 8)	Floating	Quarterly	2011 / 16	1,269	1,378
EUR 842 million “SAECURE 9” RMBS Note 2), 9)	Floating	Quarterly	2010 / 16	670	735
EUR 1,365 million “SAECURE 12” RMBS Note 2), 10)	Floating	Quarterly	2012 / 17	1,297	1,365
EUR 500 million Unsecured Notes 15)	3%	July 18	2012 / 17	498	498
EUR 750 million ‘SAECURE 13’ RMBS Note 2), 11)	Floating	Quarterly	2013 / 18	738	-
EUR 75 million Medium-Term Notes 1), 12), 15)	4.625%	December 9	2004 / 19	85	82
USD 500 million Senior Notes 1), 12), 15)	5.75%	Semi-annually	2005 / 20	416	436
USD 305 million Note issue agreement 2)	5.54% / 8.88%	Quarterly	2002 / 22	58	78
GBP 250 million Note issue agreement 2), 5), 6)	Floating	April 21	2008 / 23	17	92
USD 292 million Senior Secured Note 2)	Floating	Quarterly	2012 / 23	207	216
GBP 250 million Medium-Term Notes 15)	6.125%	December 15	1999 / 31	298	305
USD 1.54 billion Variable Funding Surplus Note 5), 13)	Floating	Quarterly	2006 / 36	1,089	1,091
USD 550 million Floating Rate Guaranteed Note 5), 14)	Floating	Quarterly	2007 / 37	345	360
GBP 400 million Senior Unsecured Notes 15)	6.625%	Semi-annually	2009 / 39	474	486
Other				40	52
At December 31				11,830	13,219
[1]	Issued by subsidiaries of, and guaranteed by Aegon N.V.
[2]	Issued by a subsidiary of Aegon N.V.
[3]	The first optional redemption date was August 2013; the legal maturity date was August 2098. Notes were fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[4]	The first optional redemption date is August 2015; the legal maturity date is August 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[5]	Outstanding amounts can vary up to the maximum stated nominal amount.
[6]	Private Value-in-Force (ViF) securitization by Aegon UK to monetize a portion of future profits associated with an existing book of unit-linked business.
[7]	The first optional redemption date is July 2015; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[8]	The first optional redemption date is February 2016; the legal maturity date is February 2094. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[9]	The first optional redemption date is March 2016; the legal maturity date is September 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[10]	The first optional redemption date is October 2017; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[11]	The first optional redemption date is February 2018; the legal maturity date is November 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[12]	Measured at fair value.
[13]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. - refer to note 51 (commitments and contingencies).
[14]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements.
[15]	These loans are considered senior debt in calculating financial leverage in the capital and solvency note as disclosed in note 49.

Included in debentures and other loans is EUR 1,017 million (2012: EUR 1,050 million) relating to borrowings measured at fair value. For the year 2013, Aegon’s credit spread had a negative impact of EUR 44 million on income before tax (2012: negative impact of EUR 48 million) and a negative impact of EUR 30 million on shareholders’ equity (2012: negative impact of EUR 34 million). The cumulative negative impact of Aegon’s credit spread, based on observable market data, on income before tax amounted to EUR 20 million (2012: EUR 24 million positive impact).

Annual Report on Form 20-F 2013

254	Notes to the consolidated financial statements of Aegon N.V. Note 42

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amount to EUR 55 million (2012: EUR 67 million).

Undrawn committed borrowing facilities:	2013	2012
Floating-rate
- Expiring within one year	1,433	1,248
- Expiring beyond one year	2,018	2,020
At December 31	3,451	3,268

There were no defaults or breaches of conditions during the period.

42 Provisions

	2013	2012
At January 1	330	444
Additional provisions	60	97
Disposals	(122)	(38)
Unused amounts reversed through the income statement	(6)	(22)
Unwinding of discount and change in discount rate	2	7
Used during the year	(81)	(116)
Net exchange differences	(1)	2
Other	(2)	(44)
At December 31	182	330

Current	99	129
Non-current	82	201

The provisions mainly consist of provisions for contingent consideration relating to joint ventures (earn out) of EUR 57 million (2012: EUR 187 million), restructuring provisions of EUR 39 million (2012: EUR 56 million), provisions for unearned commission of EUR 33 million (2012: EUR 33 million) and litigation provisions of EUR 23 million (2012: EUR 10 million).

The contingent consideration relating to joint ventures reflects earn out payments, which will be payable if specific targets, as set out in the purchase agreements, are met in the future. The expected timing of resulting outflows vary between 2014 and 2017.

In 2013, Disposals contain a release of an earn out provision in Spain of EUR 120 million as Aegon has finalized exiting its joint venture with Unnim. In 2012 Disposals contain a release of an earn out provision in Spain of EUR 38 million relating to the disposal of the Banca Civica joint venture.

In 2012, Other reflects the release of earn out provisions relating to Caja Cantabria. Refer to note 25 for more details.

43 Defined benefit plans

	2013	2012
Retirement benefit plans	2,790	3,282
Other post-employment benefit plans	236	246
Total defined benefit plans	3,026	3,528

Retirement benefit plans in surplus	34	22
Other post-employment benefit plans in surplus	-	-
Total defined benefit assets	34	22

Retirement benefit plans in deficit	2,824	3,304
Other post-employment benefit plans in deficit	236	246
Total defined benefit liabilities	3,060	3,550

Annual Report on Form 20-F 2013

	2013			2012
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment- benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	3,282	246	3,528	3,038	274	3,312
Defined benefit expenses	214	19	233	242	(13)	229
Remeasurements of defined benefit plans	(558)	(4)	(562)	146	3	149
Contributions paid	(23)	-	(23)	(37)	-	(37)
Benefits paid	(96)	(16)	(112)	(99)	(16)	(115)
Net exchange differences	(27)	(9)	(36)	(6)	(3)	(9)
Other	(1)	-	(1)	(2)	1	(1)
At December 31	2,790	236	3,026	3,282	246	3,528
The amounts recognized in the statement of financial position are determined as follows:
	2013			2012
	Retirement benefit plans	Other post- employment- benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	3,376	-	3,376	3,617	-	3,617
Fair value of plan assets	(2,909)	-	(2,909)	(2,747)	-	(2,747)
	467	-	467	870	-	870
Present value of wholly unfunded obligations 1)	2,323	236	2,559	2,412	246	2,658
At December 31	2,790	236	3,026	3,282	246	3,528
[1]	Assets held by Aegon the Netherlands backing retirement benefits of EUR 2,194 million (2012: EUR 2,280 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2013 and 2012.

	2013			2012
Defined benefit expenses	Retirement benefit plans	Other post- employment- benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	88	10	98	97	9	106

Net interest on the net defined benefit liability (asset)	124	9	134	141	11	152
Past service cost	1	-	1	4	(33)	(29)
Total defined benefit expenses	214	19	233	242	(13)	229

				2011
				Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost				92	8	100

Net interest on the net defined benefit liability (asset)				125	12	137
Past service cost				(66)	1	(65)
Total defined benefit expenses				151	21	172

Defined benefit expenses are included in “Commissions and expenses” in the income statement.

Annual Report on Form 20-F 2013

256	Notes to the consolidated financial statements of Aegon N.V. Note 43

Movements during the year of the present value of the defined benefit obligations	2013	2012
At January 1 restated	6,276	5,855
Current year service cost	98	106
Interest expense	243	267
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	5	31
- Actuarial gains and losses arising from changes in financial assumptions	(286)	312
Past service cost	1	(29)
Contributions by plan participants	11	11
Benefits paid	(266)	(263)
Net exchange differences	(146)	(14)
At December 31	5,935	6,276

Movements during the year in plan assets for retirement benefit plans	2013	2012
At January 1	2,747	2,543
Interest income (based on discount rate)	109	115
Remeasurements of the net defined liability (asset)	281	194
Contributions by employer	34	48
Contributions by plan participants	-	-
Benefits paid	(154)	(149)
Net exchange differences	(108)	(4)
At December 31	2,909	2,747

		2013		2012
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Quoted	Unquoted
Equity instruments	331	6	261	4
Debt instrument	322	471	343	514
Derivatives	-	25	-	7
Investment funds	29	1,485	23	1,364
Structured securities	-	6	-	6
Other	9	225	16	209
At December 31	690	2,219	643	2,104

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Managers of Aegon USA. The Board of Managers has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans were unfunded by EUR 207 million at December 31, 2013 (2012: EUR 611 million unfunded).

Investment strategies are established based on asset/liability studies by actuaries which are updated as they consider appropriate. These studies, along with the investment policy, assist to develop the appropriate investment criteria for the plan, including asset allocation mix, return objectives, investment risk and time horizon, benchmarks and performance standards and restrictions and prohibitions. The overall goal is to maximize total investment returns to provide sufficient funding for the present and anticipated

Annual Report on Form 20-F 2013

future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Aegon believes that the asset allocation is an important factor in determining the long-term performance of the plan. The plan uses multiple asset classes as well as sub-classes to meet the asset allocation and other requirements of the investment policy, which minimizes investment risk. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2013 or 2012.

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Aegon USA, LLC, or the Compensation Committee of the Board of Directors of Aegon US Holding Corporation. Aegon USA, LLC, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The Company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 192 million (2012: EUR 208 million).

Aegon USA provides health care benefits to retired employees, which are unfunded plans. The post-retirement health care plans are administered by Aegon USA, LLC, which has delegated the claims administration to third party administrators. Aegon USA, LLC (“Company”) maintains two plans which provide retiree medical benefits. For each plan, the Company has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts. Under the Employee Retirement Income Security Act (ERISA), the Company has the fiduciary responsibility to monitor the third party claims administrator to ensure it is doing its job properly and to remove the third party administrator if it is not properly doing its job. In addition, the Company has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, the Company reviews the terms of the plans and make changes to the plans if and when appropriate. The Company funds the benefit payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 191 million (2012: EUR 198 million).

The weighted average duration of the defined benefit obligation is 12.7 years (2012: 14.2 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2013	2012
Demographic actuarial assumptions	2014 static	2013 static
Mortality	mortality table 1)	mortality table 1)

Financial actuarial assumptions
Discount rate	4.75%	4.00%
Salary increase rate	3.91%	3.91%
Health care trend rate	8.50%	7.25%
[1]	Table in accordance with IRS regulation 1.430(h)(3)-1.

Annual Report on Form 20-F 2013

258	Notes to the consolidated financial statements of Aegon N.V. Note 43

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in The table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

2013	Estimated approximate effects on the defined benefit obligation
Demographic actuarial assumptions
10% increase in mortality rates	(49)
10% decrease in mortality rates	49

Financial actuarial assumptions
100 basis points increase in discount rate	(283)
100 basis points decrease in discount rate	350
100 basis points increase in salary increase rate	29
100 basis points decrease in salary increase rate	(25)
100 basis points increase in health care trend rate	15
100 basis points decrease in health care trend rate	(13)

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

2013	Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	15 - 55%
Debt instruments	30 - 50%
Other	12 - 30%

Aegon the Netherlands

Aegon the Netherlands has a number of defined benefit plans and a small number of defined contribution plans. The defined benefit plans are governed by the Management Board of Aegon the Netherlands. The Management Board has the full power and discretion to administer the plan including developing investment policy and managing assets for the plans (although these assets do not qualify as ‘plan assets’ as defined by IFRS), deciding questions related to eligibility and benefit amounts, and any disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. Aegon the Netherlands runs, in principle, full actuarial and investment risk regarding the defined benefit plans. A part of this risk can be attributed to plan participants by lowering indexation or by increasing employee contributions.

Investment strategies are established based on asset and liability studies. The overall goal is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk. These studies use for example return objectives and various investment instruments. Investment restrictions are updated regularly and they result in asset allocation mix and hedges.

The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 45,978 per year (as at January 1, 2013) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 2,119 million at December 31, 2013 (2012: EUR 2,191 million). As the assets held by Aegon the Netherlands for retirement benefits do not meet the definition of plan assets, they were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

Annual Report on Form 20-F 2013

Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, the Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liability related to this plan amounted to EUR 42 million at December 31, 2013 (2012: EUR 44 million).

The weighted average duration of the defined benefit obligation is 15.9 years (2012: 17.5 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2013	2012
Demographic actuarial assumptions	Aegon table	Aegon table
Mortality	2013 1)	2012 1)

Financial actuarial assumptions
Discount rate	3.70%	3.60%
Salary increase rate	2.25%	2.25%
Price inflation	2.00%	2.00%
[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

2013	Estimated approximate effects on the defined benefit obligation
Demographic actuarial assumptions
10% increase in mortality rates	(23)
10% decrease in mortality rates	79

Financial actuarial assumptions
100 basis points increase in discount rate	(331)
100 basis points decrease in discount rate	359
100 basis points increase in salary increase rate	16
100 basis points decrease in salary increase rate	(16)
100 basis points increase in price inflation	(2)
100 basis points decrease in price inflation	1

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit obligation recognized within the statement of financial position.

Aegon UK

Aegon UK operated a defined benefit pension scheme providing benefits for staff based on final pensionable salary and years of service. The scheme closed to new entrants a number of years ago and closed to future accrual on March 31, 2013. Aegon UK now offers a defined contribution pension scheme to all employees.

The pension scheme is administered separately from Aegon UK and is governed by Trustees, who are required to act in the best interests of the pension scheme members.

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2013. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit.

Annual Report on Form 20-F 2013

260	Notes to the consolidated financial statements of Aegon N.V. Note 43

The investment strategy for the scheme is determined by the Trustees in consultation with Aegon UK. Currently 40% of assets are invested in growth assets (i.e. primarily equities) and 60% are Liability Driven Investments where the investments are a portfolio of fixed interest and inflation linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.

Under the scheme rules pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns and changes in the life expectancy of pensioners.

The weighted average duration of the defined benefit obligation is 24.4 years (2012: 25.0 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2013	2012
Demographic actuarial assumptions	UK mortality	UK mortality
Mortality	table 1)	table 2)

Financial actuarial assumptions
Discount rate	4.60%	4.60%
Price inflation	3.40%	3.00%
[1]	SAPS S1NA light -2 years CMI 2012 1.25% p.a.
[2]	SAPS S1NA light -2 years CMI 2011 1.25% p.a.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

2013	Estimated approximate effects on the defined benefit obligation
Demographic actuarial assumptions
10% increase in mortality rates	(24)
10% decrease in mortality rates	26

Financial actuarial assumptions
100 basis points increase in discount rate	(250)
100 basis points decrease in discount rate	344
100 basis points increase in price inflation	132
100 basis points decrease in price inflation	(204)

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

2013	Target allocation of plan assets for retirement benefit plans for The next annual period is:
Equity instruments	40%
Debt instruments	60%

New Markets

New Markets mostly operate defined contribution plans.

Annual Report on Form 20-F 2013

44 Deferred revenue liabilities

	2013	2012
At January 1	104	103
Income deferred	9	9
Release to income statement	(23)	(11)
Net exchange differences	(1)	1
Other	(2)	2
At December 31	88	104
45 Deferred tax
	2013	2012
Deferred tax assets	37	93
Deferred tax liabilities	2,304	3,096
Total net deferred tax liability / (asset)	2,268	3,003

Deferred tax assets comprise temporary differences on:	2013	2012
Real estate	-	9
Financial assets	(3)	25
Deferred expenses, VOBA and other intangible assets	2	1
Defined benefit plans	4	-
Losses	21	7
Other	13	51
At December 31	37	93
Other, in 2012, includes the tax asset in respect of the winding up of some entities.
Deferred tax liabilities comprise temporary differences on:	2013	2012
Real estate	371	385
Financial assets	1,794	3,610
Insurance and investment contracts	(1,876)	(2,691)
Deferred expenses, VOBA and other intangible assets	3,476	3,319
Defined benefit plans	(382)	(627)
Losses	(698)	(580)
Other	(380)	(320)
At December 31	2,304	3,096

Annual Report on Form 20-F 2013

262	Notes to the consolidated financial statements of Aegon N.V. Note 45

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined Benefit plans	Losses	Other	Total
At January 1, 2013	376	3,585	(2,692)	3,318	(627)	(587)	(370)	3,003
Acquisitions through business combinations	-	-	-	1	-	-	-	1
Disposal of a business	-	-	-	-	-	1	1	2
Charged to income statement	(4)	(581)	737	330	33	(157)	(86)	271
Charged to equity	(1)	(1,107)	-	-	191	(1)	(21)	(940)
Net exchange differences	(1)	(80)	78	(165)	17	27	18	(107)
Other	3	(19)	-	(9)	-	(3)	66	38
At December 31, 2013	371	1,797	(1,876)	3,475	(386)	(720)	(394)	2,268

At January 1, 2012	261	1,999	(2,335)	3,283	(622)	(623)	(275)	1,688
Charged to income statement	(16)	490	(406)	42	(26)	26	(87)	23
Charged to equity	(1)	923	-	-	(42)	4	23	907
Net exchange differences	(1)	(52)	22	(1)	4	4	-	(24)
Other	133	225	27	(6)	59	2	(31)	409
At December 31, 2012	376	3,585	(2,692)	3,318	(627)	(587)	(370)	3,003

The decrease of deferred corporate income tax liabilities primarily relates to a decrease of unrealized profits in 2013 in respect of financial assets due to an increase in market interest rates partially offset by tightening of credit spreads. Prior year adjustments (refer to note 18) led to an increase of deferred corporate income tax liabilities, with the main impact on financial assets, insurance contracts and defined benefit plans. In 2012, Other in real estate results from a restructuring of the real estate portfolio.

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 358 million; tax EUR 71 million (2012: gross EUR 88 million; tax EUR 16 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts		Not recognized deferred tax assets
	2013	2012	2013	2012
< 5 years	105	145	29	37
≥ 5 – 10 years	38	21	9	5
≥ 10 – 15 years	151	-	52	-
≥ 15 – 20 years	10	17	3	5
Indefinitely	720	920	185	209
At December 31	1,024	1,103	278	257

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For the following amounts relating to available-for-sale financial assets, defined benefit plans and other items the recognition of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences:

	Gross amounts		Deferred tax assets
	2013	2012	2013	2012
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	1,201	890	420	311

Deferred corporate income tax asset dependent on the realization of capital profits	470	683	164	239
Other	30	3	9	1
At December 31	1,701	1,576	593	551

Annual Report on Form 20-F 2013

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Other items for the amount of gross EUR 39 million; tax EUR 8 million (2012: gross EUR 37 million; tax EUR 9 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totaled gross EUR 1,753 million; tax EUR 438 million (2012: gross EUR 1,754 million; tax EUR 438 million).

All deferred taxes are non-current by nature.

46 Other liabilities

	2013	2012
Payables due to policyholders	1,131	1,681
Payables due to brokers and agents	812	1,058
Payables out of reinsurance	1,442	1,609
Social security and taxes payable	115	68
Income tax payable	6	118
Investment creditors	202	1,305
Cash collateral	8,426	10,106
Repurchase agreements	2,252	2,217
Other creditors	2,237	2,432
At December 31	16,625	20,594

Current	14,643	17,567
Non-current	1,981	3,027

The carrying amounts disclosed reasonably approximate the fair values at year end, given the predominantly current nature of the other liabilities.

47 Accruals

	2013	2012
Accrued interest	142	181
Accrued expenses	117	148
At December 31	259	329

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

48 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

¿	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.9 and note 3);
¿	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts (refer to note 2.19);
¿	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) together with the underlying insurance contracts (refer to note 2.19); and
¿	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to note 2.19 and note 3).

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically (refer to note 2.19).

Annual Report on Form 20-F 2013

264	Notes to the consolidated financial statements of Aegon N.V. Note 48

a. Financial guarantees

In the United States and New Markets (VA’s sold in United Kingdom), a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

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

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

			2013					2012
	United States 1)	Canada 1)	The Nether- lands 2)	New Markets	Total 3)	United States 1)	Canada 1)	The Nether- lands 2)	New Markets	Total 3)
At January 1	692	63	1,324	29	2,108	645	89	1,306	42	2,082

Incurred guarantee benefits 4)	(762)	(53)	(142)	-	(958)	58	(22)	18	-	54
Paid guarantee benefits	-	(1)	-	(33)	(34)	-	(5)	-	(13)	(18)
Net exchange differences	(2)	(3)	-	-	(5)	(11)	1	-	-	(10)
At December 31	(72)	6	1,181	(4)	1,112	692	63	1,324	29	2,108

Account value 5)	19,745	1,423	10,326	503	31,997	14,608	1,678	8,187	431	24,904
Net amount at risk 6)	264	24	1,225	(4)	1,509	412	49	1,405	29	1,895

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits mainly relates to fair value movements due to increasing interest rates and equity markets, partly offset by tightening own credit spread. Financial guarantees in the United States and New Markets became an asset during 2013, mainly due to net presentation of expected discounted cash outflow to customers and the expected discounted cash inflow from premiums. Due to increasing returns on investments, driven by favorable capital markets, the expected pay out on financial guarantees for minimum benefits decreased.

Aegon Americas reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2013, the reinsured account value was EUR 2.7 billion (2012: EUR 3.0 billion) and the guaranteed remaining balance was EUR 1.8 billion (2012: EUR 2.4 billion).

Annual Report on Form 20-F 2013

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2013, the contract had a value of EUR 22 million (2012: EUR 90 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The product excluding the guarantees is fully reinsured in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on Aegon’s books.

Product balances as of December 31, 2013 were EUR 372 million in fixed annuities (2012: EUR 432 million) and EUR 104 million in life reinsurance (2012: EUR 112 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder. In the table below, no significant movements are shown at incurred guarantee benefits due to differences in measurement compared to financial guarantees and life contingent guarantees in the Netherlands.

Annual Report on Form 20-F 2013

266	Notes to the consolidated financial statements of Aegon N.V. Note 48

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

		2013			2012
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	386	702	1,088	376	872	1,248
Incurred guarantee benefits 5)	9	4	13	90	(75)	15
Paid guarantee benefits	(57)	(32)	(90)	(74)	(86)	(160)
Net exchange differences	(15)	(29)	(44)	(6)	(9)	(15)
At December 31	323	644	967	386	702	1,088
	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value 6)	38,379	6,142		32,882	5,987
Net amount at risk 7)	1,577	386		2,667	636
Average attained age of contractholders	68	68		67	67

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 37.
[5]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.
[6]	Account value reflects the actual fund value for the policyholders.
[7]	The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d. Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 37.

Annual Report on Form 20-F 2013

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2013	2012
	GMI 1), 2)	GMI 1), 2)
At January 1	3,684	3,254
Incurred guarantee benefits 3)	(1,222)	430
At December 31	2,462	3,684
Account value 4)	14,557	15,702
Net amount at risk 5)	2,756	3,841

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 37.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movvements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]	The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognize.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 3.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 23.9% at December 31, 2013 and 24.4% at December 31, 2012. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had Aegon used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 117 million or an increase of EUR 115 million, respectively, in 2013 IFRS income before tax (2012: EUR 118 million decrease and EUR 104 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 188 million (2012: gain of EUR 289 million) to earnings. The main drivers of this loss before tax are positive results related to increases in risk free rates of EUR 2,014 million (2012: EUR 714 million loss), EUR 514 million related to an increase in equity markets (2012: EUR 491 million loss), EUR 67 million related to decreases in equity volatilities (2012: EUR 124 million loss) offset by EUR 302 million related to decreasing own credit spread (2012: EUR 465 million loss). Hedges related to these guarantee reserves contributed fair value losses of EUR 2,525 million to income before tax (2012: EUR 407 million gains) and DPAC offset and other contributed a gain of EUR 44 million (2012: EUR 446 million gain).

Guarantee reserves decreased EUR 2,341 million in 2013 (2012: increase of EUR 381 million).

Annual Report on Form 20-F 2013

268	Notes to the consolidated financial statements of Aegon N.V. Note 49

49 Capital and solvency

Aegon’s total capitalization reflects the capital employed in insurance activities and consists of shareholders’ capital and total gross financial leverage. Aegon aims to bring total gross financial leverage below 30% of total capitalization as measured by the gross financial leverage ratio. The gross financial leverage ratio is calculated by dividing the total gross financial leverage by the total capitalization. At December 31, 2013 the gross financial leverage ratio was 30.0%.

Additionally, Aegon manages capital adequacy at the level of its country units and their operating companies. The goal is to ensure that Aegon companies maintain their financial strength. Aegon maintains its companies’ capital adequacy levels at which ever is the higher of local regulatory requirements and the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed economic requirements.

The following table shows the composition of the total capitalization and the calculation of the gross financial leverage ratio:

	Note	2013	2012
Total shareholders’ equity	32	20,059	23,449
Non-controlling interests and share options not yet exercised	34, SOFP 2)	109	115
Revaluation reserves	32	(2,998)	(6,073)
Remeasurement of defined benefit plans	32	706	1,085
Shareholders’ capital		17,876	18,576
Junior perpetual capital securities	34	4,192	4,192
Perpetual cumulative subordinated bonds	34	454	453
Non-Cumulative Subordinate Note	34	271	271
Trust pass-through securities	35	135	155
Subordinated borrowings	36	44	42
Currency revaluation other equity instruments 1)		(261)	(123)
Hybrid leverage		4,834	4,990
Senior debt	41 3)	2,683	3,304
Commercial paper and other short term debt	41	151	430
Senior leverage		2,834	3,734
Total financial leverage		7,668	8,724

Total capitalization		25,544	27,300

Gross financial leverage ratio		30.0%	31.9%

[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating the capital base, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for financial leverage calculation also contains swaps and other senior debt for an amount of EUR 33 million (2012: EUR 18 million).

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

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. For managing Aegon’s capital, the life insurance and life reinsurance regulations in the EU and the United States are of main importance. Aegon’s Insurance Group Directive ratio (IGD ratio) was 212% at the end of 2013 (2012: 228%). The calculation of the IGD ratio is based on Solvency I capital requirements for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With Profits fund.

Annual Report on Form 20-F 2013

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. Risk-based capital calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The risk-based capital formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula applies a covariance calculation to determine the appropriate risk-based capital. Life reinsurance is treated as life insurance. The most pertinent risk-based capital measure is the company action level (CAL) risk-based capital. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the company. At the end of 2013 the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was approximately 440% of the CAL risk-based capital.

For the insurance and reinsurance undertakings of Aegon in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. For life insurance companies the Solvency I capital requirement is by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2013, Aegon the Netherlands consolidated solvency capital ratio based on IFRS was approximately 240% excluding Aegon bank.

The Prudential Regulation Authority (PRA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For Aegon UK, the published measure continues to be the most stringent requirement. The Pillar I ratio in the United Kingdom, including the With Profits fund, was approximately 150% at the end of the fourth quarter of 2013 (With Profits fund included at unaudited June 30, 2013 values). The local regulator (PRA) requires the total capital number of the With-Profits funds to be equal to the available capital.

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amount to EUR 9,684 million at December 31, 2013 (2012: EUR 10,341 million).

The ability of Aegon’s subsidiaries, principly insurance companies, to pay dividends to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance regulatory authorities. Based on the capitalization level of the local subsidiary, local insurance regulators are able to restrict and/or prohibit the transfer of dividends to the holding company. In addition, the ability of subsidiaries to pay dividends to the holding company can be constrained by the need for these subsidiaries to have sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to pay dividends, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the subsidiaries to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfill its cash obligations, it is the company’s policy that, the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses, without having to rely on the receipt of dividends from its subsidiaries.

Optas N.V., an indirect subsidiary of Aegon N.V., holds statutory reserves of EUR 997 million (2012: EUR 981 million) which are restricted. Included in Aegon N.V.’s legal reserves is an amount of EUR 458 million related to Optas N.V. which represents the increase in statutory reserves since the acquisition of Optas N.V. by Aegon (2012: EUR 441 million). The statutory reserves of Optas N.V. are linked to the acquired negative goodwill related to Optas N.V. at acquisition date.

Annual Report on Form 20-F 2013

270	Notes to the consolidated financial statements of Aegon N.V. Note 50

50 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	2013		2012
	Trading	Designated	Trading	Designated
Investments for general account	121	4,712	754	4,809
Investments for account of policyholders	-	164,037	-	151,960
Derivatives with positive values not designated as hedges	12,725	-	19,349	-
Total financial assets at fair value through profit or loss	12,846	168,749	20,103	156,769

Investment contracts for account of policyholders	-	32,628	-	29,188
Derivatives with negative values not designated as hedges	11,326	-	17,183	-
Borrowings	-	1,017	-	1,050
Total financial liabilities at fair value through profit or loss	11,326	33,645	17,183	30,238

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

Investments for general account backing insurance and investment liabilities, that are carried at fair value with changes in the fair value recognized in the income statement, are designated at fair value through profit or loss. The Group elected to designate these investments at fair value through profit or loss, as a classification of financial assets as available-for-sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net income (accounting mismatch).

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

Annual Report on Form 20-F 2013

Borrowings

Borrowings designated as at fair value through profit or loss includes financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives (Refer to note 41).

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2013		2012
	Trading	Designated	Trading	Designated
Net gains and (losses)	8,672	6,263	6,713	5,763

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

Refer to note 41 Borrowings for the impact of Aegon’s credit spread on the fair value of the  borrowings designated at fair value through profit or loss.

51 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2014. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2013		2012
	Purchase	Sale	Purchase	Sale
Real estate	-	7	-	23
Mortgage loans	330	44	312	60
Private loans	106	-	25	-
Other	364	-	365	-

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. The sale of mortgage loans relates to pre-announced redemptions on mortgage loans. Private loans represents deals on Aegon’s portfolio of private placement securities that Aegon has committed to, but have not yet settled and funded. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2013	2012
Guarantees	662	660
Standby letters of credit	40	41
Share of contingent liabilities incurred in relation to interests in joint ventures	64	102
Other guarantees	27	3
Other commitments and contingent liabilities	22	28

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

Annual Report on Form 20-F 2013

272	Notes to the consolidated financial statements of Aegon N.V. Note 51

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

Aegon USA, LLC, a wholly owned subsidiary of Aegon N.V., has provided a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As at December 31, 2013, this amounted to EUR 1,333 million (2012 EUR: 1,267 million).

Aegon N.V. has guaranteed and is severally liable for the following:

¿	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation, Aegon USA, LLC and Commonwealth General Corporation. At December 31, 2013, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 2,392 million (2012: EUR 3,260 million); as at that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements amount to EUR 158 million (2012: EUR 346 million); as at that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due under letter of credit agreements applied for by captive insurance companies that are subsidiaries of Transamerica Corporation. At December 31, 2013, the letter of credit agreements amount to EUR 2,633 million (2012: 2,642 million); as at that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due in relation to debt that was issued by a captive insurance company that is a subsidiary of Transamerica Corporation. As at December 31, 2013, this debt amounted to EUR 1,089 million and is included in the ‘debentures and other loans’ table in note 41 (Borrowings) of the consolidated financial statements of the Group in the line USD 1.54 billion Variable Funding Surplus Note.
¿	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amount to EUR 485 million (2012: EUR 507 million);
¿	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2013.

Legal and arbitration proceedings, regulatory investigations and actions

Aegon is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. Current and former customers, both institutional as well as individual, and groups representing customers, initiate litigation. Also, certain groups encourage others to bring lawsuits in respect of products. Aegon has established litigation policies to deal with claims, defending when the claim is without merit and seeking to settle in certain circumstances. There can be no assurances that Aegon will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

Certain of the products we sell are complex and involve significant investment risks that may be assumed by Aegon’s customers. Aegon has, from time to time, received claims from certain current and former customers, and groups representing customers, in respect of certain products. Aegon has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if we believed it was appropriate to do so.

In addition, the insurance industry has routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. In this context, Aegon refers to the unclaimed property examinations that unclaimed property administrators and state insurance regulators performed of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Among these were multi-state examinations that included the collective action of many states. Additionally, some states conducted separate examinations or instituted separate enforcement actions in regard to unclaimed property laws and related claims settlement practices. As other insurers in the United States have done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas originally established reserves related to this matter of approximately EUR 117 million since 2011. Like various other major insurers

Annual Report on Form 20-F 2013

in the United States, Aegon subsidiaries in the United States entered into settlements with insurance regulators regarding claims settlement practices. Certain examinations are still ongoing. While Aegon believes the reserves it has established for these unclaimed property-related matters are adequate to cover expected obligations, there can be no assurances that actual exposures may not exceed reserve amounts or that additional sources of liability related to those examinations or other unclaimed property-related matters will not arise in the future.

Aegon subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. There is a risk that the Group is not able to resolve some or all such matters in the manner that it expects. In certain instances, Aegon subsidiaries modified business practices in response to such inquiries or the findings thereof. Aegon has also sought and intends to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances. Aegon refers to the settlement Aegon reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis in the Netherlands, two major customer interest groups. In 2012, Aegon accelerated certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies. With these measures, Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance for certain existing unit-linked products. These principles were the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry made a strong appeal to all industry participants to apply its principles. As a result of this acceleration, Aegon took a one-off charge of EUR 265 million before tax in 2012. In addition, Aegon decided to reduce future policy costs for the large majority of its unit-linked portfolio. This is expected to decrease income before tax over the remaining duration of the policies by approximately EUR 125 million in aggregate, based on the present value at the time of the decision. While parties such as the Ombudsman Financiële Dienstverlening (The Netherlands financial services industry ombudsman) supported the arrangements, it is uncertain whether public debate over the adequacy generally of the arrangements reached with customer interest groups, as well as ongoing discussion in the Dutch Parliament, will not continue in the future and lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of any further debate, including what actions, if any, Aegon may take in response thereto, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. In addition to the above, certain Aegon subsidiaries have been informed that relevant local regulators may seek fines or other monetary penalties or changes in the way Aegon conducts its business.

Proceedings in which Aegon is involved

In June, 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “Koersplan”-product. In 2011, the Court of Appeal had ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the death benefit embedded in the product, sold during the period 1989-1998. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to Koersplan-customers. As a result of the Dutch Supreme Court’s denial of appeal, Aegon will compensate the approximately 35,000 holders of KoersPlan-products who were plaintiffs in the litigation and took a charge of EUR 25 million in Q2 2013. It is possible that holders of KoersPlan-products that were not plaintiffs in the litigation also expect or demand a form of compensation. It is not yet possible to determine what actions, if any, Aegon may take in connection with any such expectations or demands due to commercial necessity or future rulings, or the impact that any such actions may have on Aegon’s business, results of operations and financial position.

Generally speaking, individual customers as well as policyholder advocate groups and their representatives, continue to focus on the fees and charges included in products, as well as transparency aspects. Aegon expects this to remain an industry issue for the foreseeable future. Recently, a group of policyholders filed a claim against Aegon in Poland over the fees payable by a customer in case of early surrender of the policy contract. In September 2013, the Klachteninstituut Financiële Dienstverlening (KIFID), rendered an interim decision against another insurance company in the Netherlands. KIFID is an independent body that offers an alternative forum for customers to file complaints or claims over financial services. Its decisions may be appealed to the courts. In its interim decision, KIFID found that the consumer had not been adequately informed of the so-called initial costs embedded within its unit linked policy, nor of the leverage component thereof, and challenged the contractual basis for the charges. There are claims pending with KIFID filed by customers over Aegon products and that arguably include similar allegations. If KIFID were to finally decide unfavorably and that decision were to be upheld by a court, there can be no assurances that ultimately the aggregate exposure to Aegon of such adverse decision would not have a material adverse effect on Aegon’s results of operations or financial position if the principles underlying any such decision were to be applied also to Aegon products.

Annual Report on Form 20-F 2013

274	Notes to the consolidated financial statements of Aegon N.V. Note 52

Aegon and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. Matters like these are being defended vigorously; however, at this time, due to its nature and the type of claims, it is not practicable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any. There can be no assurance that such claims may not have a material adverse effect on Aegon’s results of operations or financial position.

Future lease payments

		2013			2012
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Operating lease obligations	66	164	253	83	204	300
Operating lease rights	58	149	49	65	160	56

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancellable subleases is EUR 7 million (2012: EUR 9 million).

The operating lease rights relate to non-cancellable commercial property leases.

52 Transfers of financial assets

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

Annual Report on Form 20-F 2013

52.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2013
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	264	7,994	31	436
Carrying amount of associated liabilities	281	8,051	32	447

	2012
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	272	8,038	26	795
Carrying amount of associated liabilities	297	8,075	27	814

Securities lending and repurchase activities

The table above includes financial assets that have been transferred to another party under securities lending and repurchase activities.

Aegon retains substantially all risks and rewards of those transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets. Non-cash collateral is not recognized in the statement of financial position. Cash collateral is recorded on the statement of financial position as an asset and an offsetting liability is established for the same amount as Aegon is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned. Refer to 52.3 and 52.4 for an analysis of collateral accepted and pledged in relation to securities lending and repurchase agreements.

52.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirely as per year-end 2012 and 2013.

Annual Report on Form 20-F 2013

276	Notes to the consolidated financial statements of Aegon N.V. Note 52

52.3 Assets accepted

Aegon receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following table analyses the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2013	2012
Carrying amount of transferred financial assets	6,347	6,780
Fair value of cash collateral received	4,165	3,562
Fair value of non-cash collateral received	2,286	3,296
Net exposure	(104)	(78)
Non-cash collateral that can be sold or repledged in the absence of default	1,517	1,802
Non-cash collateral that has been sold or transferred	-	-

Reverse repurchase agreements	2013	2012
Cash paid for reverse repurchase agreements	2,752	4,411
Fair value of non-cash collateral received	2,782	4,428
Net exposure	(31)	(17)
Non-cash collateral that can be sold or repledged in the absence of default	1,704	3,710
Non-cash collateral that has been sold or transferred	-	-

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

Annual Report on Form 20-F 2013

52.4 Assets pledged

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

The following tables analyse the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2013	2012
General account (contingent) liabilities	3,154	3,885
Collateral pledged	4,016	6,270
Net exposure	(863)	(2,385)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2013	2012
Cash received on repurchase agreements	2,252	2,216
Collateral pledged (transferred financial assets)	2,377	2,351
Net exposure	(125)	(135)

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 5.4 billion (2012: EUR 6.3 billion) have been pledged as security for notes issued (refer to note 41). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions is EUR 1,852 million (2012: EUR 1,641 million).

Annual Report on Form 20-F 2013

278	Notes to the consolidated financial statements of Aegon N.V. Note 53

53 Offsetting, enforceable master netting arrangements and similar agreements

The following table provides details relating to the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities.

				Related amounts not set off in the statements of financial position
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
2013
Derivatives	13,217	30	13,187	9,728	2,964	496
At December 31	13,217	30	13,187	9,728	2,964	496

2012
Derivatives	20,685	40	20,645	15,267	4,900	478
At December 31	20,685	40	20,645	15,267	4,900	478

				Related amounts not set off in the statements of financial position
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount
2013
Derivatives	10,419	30	10,389	9,885	86	418
At December 31	10,419	30	10,389	9,885	86	418

2012
Derivatives	15,335	40	15,295	14,818	136	341
At December 31	15,335	40	15,295	14,818	136	341
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously.

Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of the Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

Annual Report on Form 20-F 2013

54 Business combinations

Acquisitions

2013

On February 8, 2013, Aegon closed the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. Fidem Life is rebranded ‘Aegon Ukraine’ and is integrated into the governance and management structure of Aegon CEE.

2012

There were no acquisitions during 2012.

2011

There were no acquisitions during 2011.

Divestments / Disposals

2013

On June 12, 2013, Aegon UK announced the sale of national independent financial advisor (IFA) Positive Solutions to Intrinsic Financial Services. The loss on the sale amounted to EUR 22 million. The sale is completed in the third quarter of 2013.

On December 30, 2013, Aegon Czech Republic has completed the sale of its local pension business. The consideration amounted to EUR 6 million and resulted in a book loss of EUR 7 million.

2012

There were no divestments/disposals during 2012.

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

On August 9, 2011, Aegon completed the divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and a capital release of USD 0.5 billion. Aegon has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion. The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by Aegon US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of TARe.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe will continue to provide reserve credit security for redundant reserves to Aegon USA’s ceding companies. Aegon will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run off over approximately 15 years. Refer to note 28 and 29 for details on the reinsurance treatment of this divestment.

Annual Report on Form 20-F 2013

280	Notes to the consolidated financial statements of Aegon N.V. Note 55

55 Group companies

Subsidiaries

The principle subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

¿	Aegon USA, LLC, Cedar Rapids, Iowa (United States)

¿	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States)

¿	Transamerica Advisors Life Insurance Company of New York, New York, New York (United States)

¿	Monumental Life Insurance Company, Cedar Rapids, Iowa (United States)

¿	Stonebridge Casualty Insurance Company, Columbus, Ohio (United States)

¿	Stonebridge Life Insurance Company, Rutland, Vermont (United States)

¿	Transamerica Financial Life Insurance Company, Inc., Albany, New York (United States)

¿	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

¿	Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

¿	Transamerica Life Canada, Toronto, Ontario (Canada)

The Netherlands

¿	Aegon Bank N.V., Utrecht

¿	Aegon Levensverzekering N.V., The Hague

¿	Aegon Schadeverzekering N.V., The Hague

¿	Optas Pensioenen N.V., Rotterdam

¿	Aegon Spaarkas N.V., The Hague

¿	Unirobe Meeùs Groep B.V., The Hague

¿	TKP Pensioen B.V., Groningen

¿	Aegon Hypotheken B.V., The Hague

United Kingdom

¿	Scottish Equitable plc, Edinburgh

¿	Origen Financial Services Ltd., London

New Markets

¿	Aegon España S.A., Madrid (Spain) (99.98%)

¿	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Hungary)

¿	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Poland)

¿	Aegon Life Ukraine PJSC, Kiev (Ukraine)

¿	Aegon PENSII - Societate de Administrare a Fondurilor de Pensii Private S.A., Clui (Romania)

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Annual Report on Form 20-F 2013

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

¿	AMVEST Vastgoed B.V., Utrecht (50%), property management and development

New Markets

¿	Aegon-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%)

¿	Aegon Sony Life Insurance Cy, Tokyo (Japan), life insurance company (50%)

¿	Caja Badajoz Vida y Pensiones, SA de Seguros, Badajoz (Spain), life insurance and pension company (50%)

¿	Cantabria Vida y Pensiones, SA de Seguros y Reaseguros, Santander (Spain), life insurance and pension company (50%)

¿	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain), life insurance and pension company (50%)

¿	Aegon Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain), non-life insurance company (51%)

¿	Aegon Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain), life insurance company (51%)

¿	Aegon Industrial Fund Management Co., Ltd, Shanghai (China), investment management company (49%)

Refer to note 25 for further details on joint ventures.

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

¿	N.V. Levensverzekering-Maatschappij “De Hoop”, The Hague, life reinsurance company (33.3%)

United Kingdom

¿	Tenet Group Limited, Leeds, independent financial advisers (22%)

¿	7IM, London, investment management company (25,1%)

New Markets

¿	La Mondiale Participations S.A., Lille (France), life insurance and pension company (35%)

¿	Seguros Argos, S.A. de C.V., Mexico City (Mexico), life insurance company (49%)

¿	Aegon Religare Life Insurance Company, Mumbai (India), life insurance company (26%)

¿	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil), life insurance company (50%)

Refer to note 26 for further details on investments in associates.

Annual Report on Form 20-F 2013

282	Notes to the consolidated financial statements of Aegon N.V. Note 56

56 Related party transactions

Related party transactions include, among others, transactions between Aegon N.V. and Vereniging Aegon.

On July 5, 2013, and with effect of June 14, 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 common shares B at fair value of a common share B (being 1/40th of the Market value of a common share in the capital of the company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock dividend.

On May 29, 2013, the Articles of Association of Aegon N.V. were amended, which included the conversion of all outstanding 329,773,000 preferred shares a and B with a nominal value of EUR 0.25 each, all owned by Vereniging Aegon, into 120,713,389 common shares and 566,313,694 common shares B with a nominal value of EUR 0.12 each. The financial rights attached to a common share B was determined at 1/40th of the financial rights attached to a common share. (see also the section “Major Shareholders”).

On May 29, 2013, Aegon N.V. and Vereniging Aegon entered into an amendment of the Amended 1983 Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option on common shares B to keep or restore its total stake at 32.6% irrespective of the circumstances which caused the total shareholding to be or become lower than 32.6% (see also the section “Major Shareholders”).

On May 29, 2013, Aegon N.V. and Vereniging Aegon entered into a Voting Rights Agreement, which ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in absence of a ‘Special Cause”, Vereniging Aegon may cast 1 vote for every common share it holds and only 1 vote for every 40 common shares B it holds. (see also the section “Major Shareholders”).

On February 15, 2013, Aegon N.V. and Vereniging Aegon reached an agreement to simplify the capital structure of Aegon N.V. and to exchange all of Aegon’s preferred shares for cash and common shares, subject to approval by the Annual General Meeting of Shareholders, which was given on May 15, 2013.

On October 15, 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 3,907,000 class B preferred shares at par value to mitigate dilution caused by Aegon’s issuance of shares on September 15, 2012, being the interim-dividend 2012 in the form of stock-dividend.

On August 15, 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 4,114,000 class B preferred shares at par value to mitigate dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock-dividend.

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

On March 15, 2011, Vereniging Aegon exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value to mitigate dilution caused by Aegon’s issuance of shares conducted under Aegon’s US Shelf Registration through the sale of 173,604,912 common shares of Aegon N.V. at a price of EUR 5.20 per share in March 2011.

On March 15, 2011, Aegon repurchased 187.5 million of the convertible core capital securities. The total payment to the Dutch government on March 15, 2011 amounted to EUR 1.125 billion and included a premium of EUR 375 million.

Annual Report on Form 20-F 2013

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, the CEO’s of Aegon USA, Aegon the Netherlands, Aegon UK and Aegon Central & Eastern Europe and Aegon’s Chief Risk Officer. The total remuneration for the members of the Management Board over 2013 was EUR 15.2 million (2012: EUR 13.8 million), consisting of EUR 5.0 million (2012: EUR 4.1 million) fixed compensation, EUR 6.3 million variable compensation awards (2012: EUR 6.2 million), EUR 1.3 million (2012: EUR 0.6 million) other benefits, EUR 1.6 million (2012: EUR 2.3 million) pension premiums and EUR 1.0 million (2012: EUR 0.6 million) reflecting 16% crisis tax which was accrued for members of the Management Board employed in the Netherlands. Expenses as recognized under IFRS in the income statement for variable compensation and pensions differ from the variable compensation awards and pension premiums paid due to the accounting treatment under respectively IFRS 2 and IAS 19. IFRS expenses related to variable compensation amounted to EUR 6.3 million (2012: EUR 5.5 million) and for pensions EUR 1.7 million (2012: EUR 1.4 million).

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ‘000, except where indicated otherwise).

Remuneration of active members of the Executive Board

The information below reflect the compensation and various related expenses for members of the Executive Board. Under the current remuneration structure, introduced in 2011, rewards are paid out over a number years, or in the case of shares, vest over a number of years. This remuneration-structure has made it more relevant to present rewards earned during a certain performance year instead of what was received in a certain year.

Fixed compensation

	2013	2012
Alexander R. Wynaendts	1,049	1,049
Darryl D. Button 1)	475	-
Jan J. Nooitgedagt 2)	434	744

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Fixed compensation is disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s fixed compensation is reflective of his time with Aegon till retirement as per August 1, 2013.

Conditional variable compensation awards

	2013	2012
Alexander R. Wynaendts	1,032	1,018
Darryl D. Button 1)	468	-
Jan J. Nooitgedagt 2)	434	699

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s conditional variable compensation is reflective of his time with Aegon till retirement as per August 1, 2013.

The amounts in the table represent the conditional variable compensation awards earned during the related performance year. Expenses recognized under IFRS accounting treatment in the income statement for conditionally awarded cash and shares differ from the awards. For the performance year 2013 and previous performance years, expenses under IFRS for Mr. Wynaendts amount to EUR 1,026 (2012: EUR 1.093).

For Mr. Button, the expenses under IFRS with regard to conditionally awarded cash and shares recognized in the income statement during the performance year 2013 for his role as CFO and member of Aegon’s Executive Board amount to EUR 288. In performance year 2013 and previous performance years Mr. Button has been awarded with variable compensation in his role as CFO of Americas and Head of Corporate Financial Center. The related expenses under IFRS for those awards recognized in 2013 for the period that Mr. Button has been part of the Executive Board amount to EUR 500.

Expenses recognized in the income statement for Mr. Nooitgedagt amount to EUR 836 (2012: 736). Under IFRS, expenses related to conditional variable compensation awards are recognized in full at retirement date. Therefore, expenses under IFRS in 2013 for Mr. Nooitgedagt relate to the conditional variable compensation awards for the performance year 2013 as well as for previous performance years. The vesting conditions and applicable holding periods for the awards of Mr. Nooitgedagt remain nevertheless unchanged.

Annual Report on Form 20-F 2013

284	Notes to the consolidated financial statements of Aegon N.V. Note 56

2013

During the performance year 2013 Mr. Wynaendts was awarded EUR 1,032 in total conditional variable compensation. Mr. Button was awarded EUR 468 for the period he served as member of the Executive Board.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2013 40% is payable in 2014. Accordingly, Mr. Wynaendts and Mr. Button will receive a cash payment of EUR 206 and EUR 94 respectively. The number of shares to be made available in 2014 related to performance year 2013 is 41,961 and 19,146 for Mr. Wynaendts and Mr. Button respectively. The vested shares, with the exception of shares sold to meet income tax obligations, are subject to a three year retention (holding) period before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2013 (60%), for Mr. Wynaendts EUR 309 and 62,943 shares and for Mr. Button EUR 140 and 28,716 shares, is to be paid out in equal portions in 2015, 2016 and 2017, subject to ex-post assessments, that may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in cash payment and an allocation of shares vesting. To the vested shares, with the exception of shares sold to meet income tax obligations, a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

Mr. Nooitgedagt was awarded EUR 434 variable compensation for the period he served as a member of the Executive Board in 2013. Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2013 40% is payable in 2014. Accordingly, Mr. Nooitgedagt will receive a cash payment of EUR 87. The number of shares to be made available in 2014 related to performance year 2013 is 17,650. The remaining part of 60%, EUR 130 and 26,478 shares is to be paid out in future years, subject to ex-post assessments, that may result in downward adjustments. In each of the years 2015, 2016 and 2017, equal portions of the deferred variable compensation over 2013 may be made available. Any pay-out will be split 50/50 in cash payment and an allocation of shares vesting. The vested shares (with the exception of shares sold to meet income tax obligations) are subject to a three year retention (holding) period before they are at the disposal of Mr. Nooitgedagt.

2012

Over the performance year 2012 Mr. Wynaendts was awarded EUR 1,018 in total conditional variable compensation. Mr. Nooitgedagt was awarded EUR 699.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2012 40% was payable in 2013. Accordingly, Mr. Wynaendts and Mr. Nooitgedagt received a cash payment of EUR 204 and EUR 140 respectively. The number of shares that was made available in 2013 related to performance year 2012 was 65,111 and 44,741 for Mr. Wynaendts and Mr. Nooitgedagt respectively. To the vested shares, with the exception of shares sold to meet income tax obligations, a retention (holding) period is applicable for a future three years, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2012 (60%), for Mr. Wynaendts EUR 305 and 97,665 shares and for Mr. Nooitgedagt EUR 210 and 67,110 shares, is to be paid out in future years, subject to ex-post assessments, that may result in downward adjustments and may be subject to additional conditions being met. In each of the years 2014, 2015 and 2016, 20% of the total variable compensation over 2012 may be made available. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. To the vested shares, with the exception of shares sold to meet income tax obligations, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

Annual Report on Form 20-F 2013

The table below illustrates all the conditionally awarded cash and shares of the members of the Executive Board during 2013, and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned:

	Conditional granted performance related remuneration	Timing of vesting, subject to targets and conditions
Shares by reference period		2012	2013	2014	2015	2016	2017
Alexander R. Wynaendts
2007	18,506 4)	9,253	-	-	-	9,253	-
2009-2011	147,296 5)	147,296	-	-	-	-	-
2010-2012	112,0406)	-	112,0406)	-	-	-	-
2011 1)	86,519	34,607	17,304	17,304	17,304	-	-
20122)	162,776	-	65,111	32,555	32,555	32,555	-
20133)	104,904	-	-	41,961	20,981	20,981	20,981
Total number of shares	632,041	191,156	194,455	91,820	70,840	62,789	20,981
Darryl D. Button
20133)	47,862	-	-	19,146	9,572	9,572	9,572
Total number of shares	47,862	-	-	19,146	9,572	9,572	9,572
Jan. J. Nooitgedagt
2009-2011	96,663 5)	96,663	-	-	-	-	-
2010-2012	82,4276)	-	82,4276)	-	-	-	-
2011 1)	56,251	22,501	11,250	11,250	11,250	-	-
20122)	111,851	-	44,741	22,370	22,370	22,370	-
20133)	44,128	-	-	17,650	8,826	8,826	8,826
Total number of shares	347,192	119,164	138,418	51,270	42,446	31,196	8,826
Cash (in EUR)
Alexander R. Wynaendts
2011	245,385 7)	0 7)	81,795	81,795	81,795	-	-
20122)	508,840	-	203,536	101,768	101,768	101,768	-
20133)	515,817	-	-	206,327	103,163	103,163	103,163
Total cash	1,270,042	-	285,331	389,890	286,726	204,931	103,163
Darryl D. Button
20133)	233,833	-	-	93,533	46,767	46,767	46,767
Total cash	233,833	-	-	93,533	46,767	46,767	46,767
Jan J. Nooitgedagt
2011	159,540 8)	0 8)	53,180	53,180	53,180	-	-
20122)	349,646	-	139,859	69,929	69,929	69,929	-
20133)	216,980		-	86,792	43,396	43,396	43,396
Total cash	726,166	-	193,039	209,901	166,505	113,325	43,396

[1]	The number of shares is based on the share price at grant of EUR 4.727.
[2]	The number of shares is based on the share price at grant of EUR 3.126.
[3]	The number of shares is based on the share price at grant of EUR 4.917.
[4]	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares vested in 2012 and 50% will vest in 2016.
[5]	These shares vested in 2012 and are subject to an additional two year holding period.
[6]	These shares vested in 2013 on basis of actual realized performance and are subject to an additional two year holding period.
[7]	The performance related cash remuneration granted over 2011, payable in 2012, of EUR 163,591 was waived by Mr. Wynaendts.
[8]	The performance related cash remuneration granted over 2011, payable in 2012, of EUR 106,359 was waived by Mr. Nooitgedagt.

Annual Report on Form 20-F 2013

286	Notes to the consolidated financial statements of Aegon N.V. Note 56

Other benefits

	2013	2012
Alexander R. Wynaendts	132	111
Darryl D. Button 1)	508	-
Jan J. Nooitgedagt 2)	40	78

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Other benefits are disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s other benefits are reflective of his time with Aegon till retirement as per August 1, 2013.

Other benefits concern non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group. For Mr. Button these benefits also include all expenses related to his expatriation from the United States to the Netherlands, borne by the Group.

Pension contributions

	2013	2012
Alexander R. Wynaendts	652	1,228
Darryl D. Button 1)	114	-
Jan J. Nooitgedagt 2)	106	458

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s pension contributions are reflective of his time with Aegon till retirement as per August 1, 2013.

The amounts as presented in the table are the pension contributions in the related book year. Under IFRS the service cost as recognized in the income statement related to the defined benefit obligation of Mr. Wynaendts amount to EUR 736 (2012: EUR 580). Service cost for Mr. Button amount to EUR 114, and for Mr. Nooitgedagt EUR 44 (2012: EUR 175).

Total

The Dutch Government introduced a special tax-levy for Dutch employers: the ‘crisis tax’ (16% payable on salary expenses above EUR 150). This caused an increase of Aegon’s total remuneration expenses for Alexander R. Wynaendts of EUR 417 (2012: EUR 311) for Darryl D. Button EUR 54 and Jan J. Nooitgedagt EUR 190 (2012: EUR 173). For Darryl D. Button ‘crisis tax’ is disclosed for the period that Mr. Button has been part of the Executive Board. The resulting total amount of remuneration for Alexander R. Wynaendts related to 2013 is EUR 3,282 (2012: EUR 3,717), for Darryl D. Button EUR 1,619 and for Jan J. Nooitgedagt EUR 1,203 (2012: EUR 2,152).

Share options and interests in Aegon N.V. held by active members of the executive board

	Year	Number of rights/options per January 1, 2013	Number of rights/options vested in 2013	Number of rights/options exercised in 2013	Number of rights/options expired/ forfeited in 2013	Number of rights/options per December 31, 2013	Number of exercisable rights/options	Exercise price EUR
Alexander R. Wynaendts	2006	50,842	-	-	50,842	-	-	14,55

Shares held in Aegon at December 31, 2013 by Alexander R. Wynaendts and Darryl D. Button amount to respectively 56,582 and 72,872. For each of the members of the Executive Board, the shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with Aegon totaling to EUR 735,292 with interest rates of 4.0%, 4.2% and 4.4%. In 2013 Mr. Wynaendts made repayments totaling to EUR 750,000 relating to his mortgage loans.

Annual Report on Form 20-F 2013

Remuneration of active and retired members of the Supervisory Board

in EUR	2013	2012
Robert J. Routs	169,400	109,250
Irving W. Bailey. II	151,250	98,000
Antony Burgmans	105,270	87,000
Shemaya Levy	135,520	104,500
Kornelis J. Storm	110,110	83,000
Ben van der Veer	127,050	101,250
Dirk P.M. Verbeek	127,050	101,250
Leo M. van Wijk	117,370	86,250
Dona D. Young (as of May 15, 2013)	93,321	-
Total for active members	1,136,341	770,500
Karla M.H. Peijs (up to September 30, 2013)	86,515	78,250
Total	1,222,856	848,750

Aegon’s Supervisory Board members are entitled to the following:

¿	A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the regular Supervisory Board meetings (2013: 7 meetings, 2012: 7 meetings);
¿	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video- or telephone conference, other than one of the regular Supervisory Board meetings;
¿	A committee fee for members on each of the Supervisory Board’s Committees;
¿	An attendance fee for each Committee meeting attended in person or through video- and telephone conferencing facilities.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. The remuneration for Supervisory Board members is as of 2013 Dutch VAT liability compliant. The amounts 2013 include the VAT paid by Aegon.

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2013	2012
Irving W. Bailey, II	31,389	29,759
Karla M.H. Peijs	1,400	1,400
Kornelis J. Storm	243,979	238,897
Ben van der Veer	1,450	1,450
Dirk P.M. Verbeek	1,011	1,011
Dona D. Young	13,260	-
Total	292,489	272,517

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

Annual Report on Form 20-F 2013

288	Notes to the consolidated financial statements of Aegon N.V. Note 57

57 Events after the balance sheet date

There were no events after the balance sheet date with a significant impact on the financial position of the company per December 31, 2013.

The Hague, the Netherlands, March 19, 2014

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Darryl D. Button
Antony Burgmans
Shemaya Levy
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk
Dona D. Young

Annual Report on Form 20-F 2013

This page has been intentionally left blank.

Annual Report on Form 20-F 2013

290	Financial statements of Aegon N.V.

Annual Report on Form 20-F 2013

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2013	2012
Net income / (loss) group companies	957	1,473
Other income / (loss)	21	69
Net income / (loss)	978	1,542

Annual Report on Form 20-F 2013

292	Financial statements of Aegon N.V.

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2013	2012
Investments
Shares in group companies	3	21,707	24,401
Loans to group companies	4	4,320	4,379
Other investments	5	95	240
		26,122	29,020

Receivables	6
Receivables from group companies		2,660	2,634
Other receivables		324	72
		2,984	2,706

Other assets
Cash and cash equivalents		625	1,583
Deferred tax asset		-	19
Other	7	306	333
		931	1,935

Prepayments and accrued income
Accrued interest and rent		31	55
Total assets		30,068	33,716

Shareholders’ equity
Share capital	8	325	319
Paid-in surplus	9	8,376	8,780
Revaluation account	9	3,252	6,436
Remeasurement of defined benefit plans of group companies	9	(706)	(1,085)
Legal reserves – foreign currency translation reserve	9	(1,806)	(1,023)
Legal reserves in respect of group companies	9	3,428	3,474
Retained earnings, including treasury shares	9	6,212	5,006
Net income / (loss)	9	978	1,542
		20,059	23,449
Other equity instruments	10	5,015	5,018
Total equity		25,074	28,467

Subordinated borrowings	11	44	42

Long-term borrowings	12	2,233	2,850

Short-term borrowings	13	151	431

Other liabilities	14
Loans from group companies		559	282
Payables to group companies		1,675	1,082
Deferred tax liability		18	-
Other		302	483
		2,554	1,847
Accruals and deferred income		12	79
Total equity and liabilities		30,068	33,716

Annual Report on Form 20-F 2013

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

Aegon N.V. (or ‘the company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs nearly 27,000 people worldwide (2012: 26,500).

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

Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized in equity.

Annual Report on Form 20-F 2013

294	Notes to the financial statements of Aegon N.V. Note 2

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

Annual Report on Form 20-F 2013

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The repayment of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the repayment in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and subsequently carried at amortized cost using the effective interest rate method. The unwinding of the discount of this component is recognized in the income statement. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using historical exchange rates.

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

Annual Report on Form 20-F 2013

296	Notes to the financial statements of Aegon N.V. Note 3

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

3 Shares in group companies

	2013	2012
At January 1	24,401	20,266
Capital contributions and acquisitions	5,924	4,363
Divestments and capital repayments	(5,392)	(361)
Dividend received	(847)	(3,767)
Net income / (loss) for the financial year	957	1,473
Revaluations	(3,336)	2,427
At December 31	21,707	24,401

For a list of names and locations of the most important group companies, refer to note 55 of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

4 Loans to group companies

	2013	2012
Loans to group companies – long-term
At January 1	3,206	4,110
Additions / (repayments)	773	(894)
Other changes	(164)	(10)
At December 31	3,815	3,206

Loans to group companies – short-term
At January 1	1,173	1,347
Additions / (repayments)	(664)	(182)
Other changes	(4)	8
At December 31	505	1,173
Total	4,320	4,379

5 Other investments

		Money market and other short-term investments
	Shares – AFS	FVTPL1)	Total
At January 1, 2013	-	240	240
Additions	-	435	435
Disposals	-	(580)	(580)
Revaluations	-	-	-
At December 31, 2013	-	95	95
At January 1, 2012	11	270	281
Additions	7	140	147
Disposals	(16)	(170)	(186)
Revaluations	(2)	-	(2)
At December 31, 2012	-	240	240

[1]	Fair value through profit or loss.

The money market and other short-term investments fully consist of investments in money market funds.

Annual Report on Form 20-F 2013

6 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 15 million (2012: EUR 59 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

7 Other assets

Other assets include derivatives with positive fair values of EUR 306  million (2012: EUR 330 million).

8 Share capital

Issued and outstanding	2013	2012
Common shares	256	236
Common shares B	69	-
Preferred shares A	-	53
Preferred shares B	-	30
Total share capital	325	319

Authorized	2013	2012
Common shares	720	360
Common shares B	360	-
Preferred shares A	-	125
Preferred shares B	-	125
At December 31	1,080	610

Par value in cents per share	2013	2012
Common shares	12	12
Common shares B	12	-
Preferred shares A	-	25
Preferred shares B	-	25

On February 15, 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was subject to the approval of the General Meeting of Shareholders of Aegon N.V. This approval was granted at the Annual General Meeting of Shareholders on May 15, 2013. For details refer to the ‘Major Shareholders’ section.

All issued common shares and common shares B each have a nominal value of EUR 0.12 and are fully paid up. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on common shares B needs approval of the related shareholders. Refer to Other information for further information on dividend rights.

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued common shares B.

In the years 2003 through 2010, 69,030,000 class B preferred shares were issued under these option rights. In March 2011, Vereniging Aegon exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares conducted under Aegon’s US Shelf Registration, which comprised the sale of 173,604,912 common shares of Aegon N.V. at a price of EUR 5.20 per share in March 2011. In August 2012 and October 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B Preferred Shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock dividend, and its issuance of shares on September 15, 2012, being the interim dividend 2012 in the form of stock dividend. In July 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 common shares B at market value.

Annual Report on Form 20-F 2013

298	Notes to the financial statements of Aegon N.V. Note 8

It did this to prevent dilution caused by Aegon’s issuance of shares on May 1, 2013, May 16, 2013, in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock-dividend.

The following table shows the movement during the year in the number of common shares:

Number of common shares	2013	2012
At January 1	1,972,029,595	1,909,654,051
Shares issued	120,713,389	-
Share dividend	38,715,879	62,375,544
At December 31	2,131,458,863	1,972,029,595

The following table shows the movement during the year in the number of common shares B:

Number of common shares B	2013	2012
At January 1	-	-
Shares issued	579,005,440	-
Share dividend	-	-
At December 31	579,005,440	-

The weighted average number of EUR 0.12 common shares for 2013 was 2,035,239,751 (2012: 1,907,382,542).

The weighted average number of EUR 0.12 common shares B for 2013 was 366,439,040 (2012: nil).

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

Board remuneration

Detailed information on remuneration of active and retired members of the Executive Board including their share and share option rights, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 56 to the consolidated financial statements of the Group.

Annual Report on Form 20-F 2013

9 Shareholders’ equity

	Share capital	Paid-in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2013	319	8,780	6,436	(1,085)	(1,023)	3,474	5,249	(243)	1,542	23,449

Net income 2012 retained	-	-	-		-	-	1,542	-	(1,542)	-
Net income 2013	-	-	-		-	-	-	-	978	978
Total net income / (loss)	-	-	-		-	-	1,542	-	(564)	978

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	-	(783)	-	-	-	-	(783)
Changes in revaluation subsidiaries	-	-	(3,078)	-	-	-	-	-	-	(3,078)
Remeasurement of defined benefit plans of group companies	-	-	-	379	-	-	-	-	-	379
Transfer to legal reserve	-	-	(109)	-	-	(46)	206	-	-	51
Other	-	-	3	-	-	-	(4)	-	-	(1)
Other comprehensive income / (loss)	-	-	(3,184)	379	(783)	(46)	202	-	-	(3,432)

Shares issued	2	-	-	-	-	-	-	-	-	2
Repurchased and sold own shares	-	(400)	-	-	-	-	(1)	-	-	(401)
Dividend common shares	4	(4)	-	-	-	-	(240)	-	-	(240)
Dividend preferred shares	-	-	-	-	-	-	(83)	-	-	(83)
Treasury shares	-	-	-	-	-	-	(30)	(47)	-	(77)
Dividend withholding tax reduction	-	-	-	-	-	-	-	-	-	-
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(167)	-	-	(167)
Other	-	-	-	-	-	-	30	-	-	30
At December 31, 2013	325	8,376	3,252	(706)	(1,806)	3,428	6,502	(290)	978	20,059

Annual Report on Form 20-F 2013

300	Notes to the financial statements of Aegon N.V. Note 9

	Share capital	Paid-in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2012	310	8,787	3,634	-	(910)	3,285	5,277	(252)	869	21,000
Changes in accounting policies relating to IFRS 10 and 11 1)	-	-	17	-	-	-	(139)	-	-	(122)
Changes in accounting policies relating to IAS 19 1)	-	-	-	(979)	-	-	-	-	15	(964)
At January 1, 2012 (restated)	310	8,787	3,651	(979)	(910)	3,285	5,138	(252)	884	19,914

Net income 2011 retained	-	-	-		-	-	884	-	(884)	-
Net income 2012	-	-	-		-	-	-	-	1,542	1,542
Total net income / (loss)	-	-	-		-	-	884	-	658	1,542

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	-	(113)	-	-	-	-	(113)
Changes in revaluation subsidiaries	-	-	2,573	-	-	-	-	-	-	2,573
Remeasurement of defined benefit plans of group companies	-	-	-	(106)	-	-	-	-	-	(106)
Transfer to legal reserve	-	-	193	-	-	189	(333)	-	-	49
Other	-	-	19	-	-	-	(25)	-	-	(6)
Other comprehensive income / (loss)	-	-	2,785	(106)	(113)	189	(358)	-	-	2,397

Shares issued	2	-	-		-	-	-	-	-	2
Dividend common shares	7	(7)	-		-	-	(148)	-	-	(148)
Dividend preferred shares	-	-	-		-	-	(59)	-	-	(59)
Treasury shares	-	-	-		-	-	(6)	9	-	3
Dividend withholding tax reduction	-	-	-		-	-	3	-	-	3
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-		-	-	(195)	-	-	(195)
Other	-	-	-		-	-	(10)	-	-	(10)
At December 31, 2012	319	8,780	6,436	(1,085)	(1,023)	3,474	5,249	(243)	1,542	23,449

[1]	Amounts have been restated for the changes in accounting policies as describes in note 2 of the consolidated financial statements.

Annual Report on Form 20-F 2013

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consists for EUR 6,527 million (2012: EUR 9,353 million) of items with positive revaluation and for EUR 978 million of items with negative revaluation (2012: EUR 927 million negative revaluation).

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

Optas N.V., an indirect subsidiary of Aegon N.V., holds statutory reserves of EUR 997 million (2012: EUR 981 million) which are restricted. Included in Aegon N.V.’s legal reserves is an amount of EUR 458 million related to Optas N.V. which represents the increase in statutory reserves since the acquisition of Optas N.V. by Aegon (2012: EUR 441 million). The statutory reserves of Optas N.V. are linked to the acquired negative goodwill related to Optas N.V. at acquisition date.

On the balance sheet date Aegon N.V. and its subsidiaries held 41,307,910 of its own common shares with a face value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Movements in the number of repurchased own shares held by Aegon N.V. were as follows:

	2013	2012
At January 1	26,981,154	27,503,300

Transactions in 2013:
Sale: 1 transaction, price EUR 5.02	(5,408,521)	-
Sale: 1 transaction, price EUR 4.99	(783,458)	-
Purchase: transactions, average price EUR 5.62	19,047,358	-
Transactions in 2012:
Sale: 1 transaction, price EUR 3.52	-	(9,533)
Sale: 1 transaction, price EUR 3.36	-	(512,613)
At December 31	39,836,533	26,981,154

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2013		2012

	Number of shares	Consideration	Number of shares	Consideration
Held by Aegon N.V.	39,836,533	278	26,981,154	228
Held by subsidiaries	1,471,377	14	1,732,576	15
Total at December 31	41,307,910	292	28,713,730	243

The consideration for the related shares is deducted from or added to the retained earnings.

Annual Report on Form 20-F 2013

302	Notes to the financial statements of Aegon N.V. Note 10

10 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2013	4,192	453	102	271	5,018
Shares granted / Share options cost incurred	-	-	54	-	54
Shares vested / Share options forfeited	-	-	(57)	-	(57)
At December 31, 2013	4,192	454	99	271	5,015

At January 1, 2012	4,192	453	75	-	4,720
Issuance of non-cumulative subordinated notes	-	-	-	271	271
Shares granted / Share options cost incurred	-	-	32	-	32
Shares vested / Share options forfeited	-	-	(5)	-	(5)
At December 31, 2012	4,192	453	102	271	5,018

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2013	2012
USD 500 million	6.50%	Quarterly, December 15	2014	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2014	212	212
USD 550 million	6.875%	Quarterly, September 15	2014	438	438
EUR 200 million	6.00%	Annually, July 21	2014	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2014	745	745
EUR 950 million	floating DSL rate 2)	Quarterly, July 15	2014	950	950
USD 500 million	floating CMS rate 3)	Quarterly, July 15	2014	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821
At December 31				4,192	4,192

[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.
[3]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

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

On February 10, 2014 Aegon called for the redemption of the USD 550 million in junior perpetual capital securities with a coupon of 6.875% issued in 2006. The redemption is effective March 15, 2014, when the principal amount of USD 550 million was repaid with accrued interest.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date, as of	Year of next call	2013	2012
EUR 114 million	4.156% 1), 4)	Annual, June 8	2015	114	114

EUR 136 million	5.185% 2), 4)	Annual, October 14	2018	136	136

EUR 203 million	4.260% 3), 4)	Annual, March 4	2021	203	203
At December 31				454	453
[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

Annual Report on Form 20-F 2013

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds provide for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified.

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2013	2012
USD 525 million	8%	Quarterly, February 15	2017	271	271
At December 31				271	271

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

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and liability component. At December 31, 2013 the equity component amounts to EUR 271 million, subordinated borrowings amounts to EUR 44 million and a deferred tax liability amounting to EUR 84 million.

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

12 Long-term borrowings

	2013	2012
Remaining terms less than 1 year	517	569
Remaining terms 1 - 5 years	860	1,408
Remaining terms 5 - 10 years	85	82
Remaining terms over 10 years	771	791
At December 31	2,233	2,850

The repayment periods of borrowings vary from within one year up to a maximum of 27 years. The interest rates vary from 3.000%
to 6.625% per annum. The market value of the long-term borrowings amounts to EUR 2,518 million (2012: EUR 3,126 million).

13 Short-term borrowings

	2013	2012
Amounts owed to credit institutions	-	1
Short term deposits	151	430
At December 31	151	431

All short-term borrowings have a maturity of less than one year.

Annual Report on Form 20-F 2013

304	Notes to the financial statements of Aegon N.V. Note 14

14 Other liabilities

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 272 million (2012: EUR 350 million).

Commitments and contingencies

Aegon N.V. entered into a contingent capital letter for an amount of JPY 7.5 billion (EUR 52 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

¿	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation, Aegon USA, LLC and Commonwealth General Corporation. At December 31, 2013, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 2,392 million (2012: EUR 3,260 million); as at that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements amount to EUR 158 million (2012: EUR 346 million); as at that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due under letter of credit agreements applied for by captive insurance companies that are subsidiaries of Transamerica Corporation. At December 31, 2013, the letter of credit agreements amount to EUR 2,633 million (2012: 2,642 million); as at that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due in relation to debt that was issued by a captive insurance company that is a subsidiary of Transamerica Corporation. As at December 31, 2013, this debt amounted to EUR 1,089 million and is included in the ‘debentures and other loans’ table in note 41 (Borrowings) of the consolidated financial statements of the Group in the line USD 1.54 billion Variable Funding Surplus Note.
¿	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amount to EUR 485 million (2012: EUR 507 million);
¿	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2013.

15 Number of employees

Other than the Executive Board members, there were no employees employed by Aegon N.V. in either 2013 or 2012.

16 Accountants remuneration

	Total remuneration		Of which Ernst & Young Accountants LLP (NL)
	2013	2012	2013	2012
Audit	19	19	6	5
Other audit	2	7	1	6
Tax	-	-	-	-
Other services	1	-	-	-
Total	22	26	7	11

Annual Report on Form 20-F 2013

17 Events after the balance sheet date

There were no events after the balance sheet date with a significant impact on the financial position of the company per December 31, 2013.

The Hague, March 19, 2014

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Darryl D. Button
Antony Burgmans
Shemaya Levy
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk
Dona D. Young

Annual Report on Form 20-F 2013

306

This page has been intentionally left blank.

Annual Report on Form 20-F 2013

Other information Proposal for profit appropriation	307

O ther information

Proposal for profit appropriation

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of Aegon N.V. The relevant provisions read as follows:

1.	The General Meeting of Shareholders shall adopt the annual accounts.
2.	If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to augment and/or form reserves.
3.	The profits remaining after application of 2 above shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.
4.	The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and common shares B.
5.	Distributions are made in accordance with the principle as laid down in article 4 of the Articles of Association of Aegon N.V. that the financial rights attaching to a Common Share B are one-fortieth (1/40th) of the financial rights attaching to a Common Share.
6.	The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on common shares and common shares B shall not take place as a cash payment but as a payment in common shares, or decide that holders of common shares and common shares B shall have the option to receive a distribution as a cash payment and/or as a payment in common shares, out of the profit and/or at the expense of reserves, provided that the Executive Board is designated by the General Meeting to issue shares. Subject to the approval of the Supervisory Board, the Executive Board shall also determine the conditions applicable to the aforementioned choices.
7.	The company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

At the Annual General Meeting of shareholders on May 21, 2014, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2013 of EUR 0.11 per Common Share and EUR 0.00275 per 40 Common Shares B. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 23, 2014. The record date for the dividend will be May 27, 2014. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 30, 2014 up to and including June 13, 2014. The dividend will be payable as of June 20, 2014.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 will be determined on June 13, 2014 after 5.30 pm, based on the average share price on NYSE Euronext Amsterdam in the five trading days from June 9, 2014 up to and including June 13, 2014.

	2013	2012
Dividend on preferred shares	-	59
Final dividend on common shares	232	214
Earnings to be retained	746	1,269
Net income attributable to equity holders of Aegon N.V.	978	1,542

Major shareholders

General

As of December 31, 2013, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,131,458,863 common shares and 579,005,440 common shares B issued. Of the issued common shares, 39,836,533 common shares were held by Aegon as treasury shares and 1,471,377 treasury shares were held by its subsidiaries.

All of Aegon’s common shares and common shares B are fully paid and not subject to calls for additional payments of any kind. All of Aegon’s common shares are registered shares. Holders of shares of New York registry hold their common shares in the registered form issued by Aegon’s New York transfer agent on Aegon’s behalf. Shares of New York registry and shares of Netherlands registry are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on shares of New York registry.

Annual Report on Form 20-F 2013

308	Other information Major shareholders

As of December 31, 2013, 225 million common shares were held in the form of New York Registry shares. As of December 31, 2013, there were approximately 20,800 record holders of Aegon’s New York Registry shares resident in the United States.

Vereniging Aegon

Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into Aegon N.V. Vereniging AGO initially received approximately 49% of the common shares (reduced gradually to less than 40%) and all of the preferred shares in Aegon N.V., giving it voting majority in Aegon N.V. At that time Vereniging AGO changed its name to Vereniging Aegon.

The objective of Vereniging Aegon is the balanced representation of the interests of Aegon N.V. and all of its stakeholders, including shareholders, Aegon Group companies, insured parties, employees and other relations of the companies.

In accordance with the 1983 Merger Agreement, Vereniging Aegon had certain option rights on preferred shares to prevent dilution of voting power as a result of share issuances by Aegon N.V. This enabled Vereniging Aegon to maintain voting control at the General Meeting of Shareholders of Aegon N.V. In September 2002, Aegon N.V. effected a capital restructuring whereby Vereniging Aegon, among others, sold 206,400,000 common shares to Aegon N.V. for the amount of EUR 2,064,000,000; Vereniging Aegon contributed these as additional paid-in capital on the then existing Aegon N.V. preferred shares. As a result of this capital restructuring, Vereniging Aegon’s beneficial ownership interest in Aegon N.V.’s common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in Aegon N.V.’s voting shares decreased from approximately 52% to approximately 33%.

On May 9, 2003, Aegon’s shareholders approved certain changes to Aegon’s corporate governance structure. Preferred shares with a nominal value of EUR 0.12 were converted into 211,680,000 new class A preferred shares with a nominal value of EUR 0.25, and class B preferred shares were created with a nominal value of EUR 0.25 each. No class B preferred shares were issued at that time. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon N.V. and Vereniging Aegon entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a “Special Cause”, as defined hereunder.

In May 2003, Aegon N.V. and Vereniging Aegon amended the option arrangements under the 1983 Merger Agreement so that, in the event of an issuance of shares by Aegon N.V., Vereniging Aegon could purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, to a maximum of 33%.

On February 15, 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was subject to the approval of the General Meeting of Shareholders of Aegon N.V. This approval was granted at the Annual General Meeting of Shareholders on May 15, 2013.

The simplified capital structure entailed, but was not limited to, the amendment of the articles of association of Aegon N.V., including the conversion of all outstanding 329,773,000 preferred shares A and B, with a nominal value of EUR 0.25 each, into 120,713,389 common shares and 566,313,695 common shares B, with a nominal value of EUR 0.12 each. The financial rights attached to a common share B were determined at 1/40th of the financial rights attached to a common share.

The simplified capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon, known as the Preferred Shares Voting Agreement before May 2013. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As “Special Cause” qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months.

Annual Report on Form 20-F 2013

The simplified capital structure also included an amendment to the Amended 1983 Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

In the years 2003 through 2010, 69,030,000 class B preferred shares were issued under these option rights. In March 2011, Vereniging Aegon exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares conducted under Aegon’s US Shelf Registration, which comprised the sale of 173,604,912 common shares of Aegon N.V. at a price of EUR 5.20 per share in March 2011. In August 2012 and October 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B Preferred Shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock dividend, and its issuance of shares on September 15, 2012, being the interim dividend 2012 in the form of stock dividend. In July 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 Common Shares B at market value. It did this to correct dilution caused by Aegon’s issuance of shares on May 1, 2013 and May 16, 2013 in connection with the Long Term Incentive Plans for senior management, the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock-dividend.

Development of shareholding in Aegon N.V.

Number of shares	Common	Common B	Preferred A	Preferred B
At January 1, 2013	171,974,055	-	211,680,000	118,093,000
Exchange of Preferred A and B shares	120,713,389	566,313,695	(211,680,000)	(118,093,000)
Exercise option right common shares B	-	12,691,745	-	-
At December 31, 2013	292,687,444	579,005,440	-	-

Accordingly, at December 31, 2013, the voting power of Vereniging Aegon under normal circumstances amounts to approximately 14.58%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2013, the General Meeting of Members of Vereniging Aegon consisted of 17 members. The majority of the voting rights is with the 15 members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The two other members are elected by the General Meeting of Members of Vereniging Aegon from the Executive Board of Aegon N.V.

Vereniging Aegon has an Executive Committee consisting of 7 members, 5 of whom are not, nor have ever been, related to Aegon, including the chairman and the vice chairman. The other two members are also members of the Executive Board of Aegon N.V. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon N.V. at the Executive Committee. Following the amendment of the Articles of Association put into effect on September 13, 2005, this requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon N.V., in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon N.V. Furthermore, the two members of the Executive Board of Aegon N.V. who are also members of the Executive Committee have no voting rights on several decisions that relate to Aegon N.V., as set out in the Articles of Association of Vereniging Aegon.

Other major shareholders

To Aegon’s knowledge based on the filings made with the Netherlands Authority for Financial Markets, the AFM, the US-based investment management firm Dodge & Cox and the US-based investment management firm FMR LLC each hold a capital and voting interest in Aegon N.V in excess of 3%.

Annual Report on Form 20-F 2013

310	Other financial information Schedules to the financial statements

Schedules to the financial statements

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2013
Amounts in million EUR	Cost1)	Fair value	Book value
Shares:

Available-for-sale	488	787	787
Fair value through profit or loss	1,553	1,250	1,250

Bonds:
Available-for-sale and held-to-maturity:
US government	5,538	5,522	5,522
Dutch government	3,705	3,824	3,824
Other government	12,766	13,272	13,272
Mortgage backed	9,433	9,800	9,800
Asset backed	6,780	7,019	7,019
Corporate	45,851	48,725	48,725
Money market investments	5,524	5,524	5,524
Other	1,042	1,163	1,163
Subtotal	90,638	94,849	94,849

Bonds:

Fair value through profit or loss	1,348	1,350	1,350

Other investments at fair value through profit or loss	2,113	2,234	2,234

Mortgages	29,369		29,369
Private loans	1,783		1,783
Deposits with financial institutions	292		292
Policy loans	1,955		1,955
Receivables out of share lease agreements	4		4
Other	131		131
Subtotal	33,533		33,533

Real estate:
Investments in real estate	1,532		1,532
Total	131,205		135,533
[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Annual Report on Form 20-F 2013

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2013	2012

Investments

Shares in group companies	21,707	24,401
Loans to group companies	4,320	4,379
Other investments	95	240
	26,122	29,020

Receivables

Receivables from group companies	2,660	2,634
Other receivables	324	72
	2,984	2,706

Other assets

Cash and cash equivalents	625	1,583
Deferred tax asset	-	19
Other	306	333
	931	1,935

Prepayments and accrued income

Accrued interest and rent	31	55
Total assets	30,068	33,716

Shareholders’ equity
Share capital	325	319
Paid-in surplus	8,376	8,780
Revaluation account	3,252	6,436
Remeasurement of defined benefit plan of group companies	(706)	(1,085)
Legal reserves – foreign currency translation reserve	(1,806)	(1,023)
Legal reserves in respect of group companies	3,428	3,474
Retained earnings, including treasury shares	6,212	5,006
Net income / (loss)	978	1,542
	20,059	23,449
Other equity instruments	5,015	5,018
Total equity	25,074	28,467

Subordinated borrowings	44	42

Long-term borrowings	2,233	2,850

Short-term borrowings	151	431

Other liabilities
Loans from group companies	559	282
Payables to group companies	1,675	1,082
Deferred tax liability	18	-
Other	302	483
	2,554	1,847
Accruals and deferred income	12	79
Total equity and liabilities	30,068	33,716

Annual Report on Form 20-F 2013

312	Other financial information Schedules to the financial statements

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2013	2012	2011
Net income / (loss) group companies	957	1,473	971
Other income / (loss)	21	69	(87)
Net income	978	1,542	884

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2013	2012	2011
Income / (loss) before tax	992	1,518	852
Adjustments	(388)	(1,250)	(925)
Net cash flows from operating activities	604	268	(73)
Purchase and disposal of individual intangible assets	-	-	-
Net cash flows from investing activities	-	-	-
Issuance and repurchase of share capital	(493)	2	913
Dividends paid	(323)	(207)	(59)
Issuance, repurchase and coupons of convertible core capital securities	-	-	(2,250)
Issuance, repurchase and coupons of perpetual securities	(194)	(230)	(237)
Issuance, repurchase and coupons of non-cumulative subordinated notes	(28)	241	-
Issuance and repurchase of borrowings	(524)	431	1,492
Net cash flows from financing activities	(1,562)	237	(141)
Net increase / (decrease) in cash and cash equivalents	(958)	505	(214)

Annual Report on Form 20-F 2013

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2013
Americas	7,554	142,368	3,704	1,318	7,826
The Netherlands	138	51,555	121	1,247	4,245
United Kingdom	3,387	68,572	-	-	6,537
New markets	602	8,771	62	103	1,319
Holding and other activities	3	3	-	1	12
Total	11,685	271,269	3,886	2,669	19,939

2012 Americas	7,000	141,101	3,900	1,378	8,208
The Netherlands	178	48,976	138	1,158	3,699
United Kingdom	3,520	67,037	-	-	6,047
New markets	541	8,113	55	116	1,095
Holding and other activities	-	-	-	1	-
Total	11,239	265,227	4,093	2,653	19,049

2011 Americas	6,837	140,969	3,480	1,317	7,502
The Netherlands	238	45,971	156	1,078	3,881
United Kingdom	3,411	62,320	-	-	6,474
New markets	541	9,957	51	125	1,664
Holding and other activities	-	-	-	-	-
Total	11,027	259,217	3,687	2,520	19,521

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2013
Americas	3,365	7,777	545	2,627	5,102
The Netherlands	2,309	3,815	47	963	4,225
United Kingdom	2,053	7,945	255	487	6,135
New markets	178	666	114	498	1,353
Holding and other activities	4	1	-	57	16
Total	7,909	20,204	961	4,632	16,831

2012 Americas	3,643	8,672	608	2,615	4,907
The Netherlands	2,231	4,338	71	971	3,682
United Kingdom	2,337	6,898	266	468	5,631
New markets	195	651	108	386	1,125
Holding and other activities	7	-	-	66	1
Total	8,413	20,559	1,053	4,506	15,346

2011 Americas	3,551	5,643	917	2,519	4,451
The Netherlands	2,189	3,812	70	1,065	3,852
United Kingdom	2,152	6,342	217	618	6,138
New markets	258	1,017	114	453	1,673
Holding and other activities	17	-	-	168	-
Total	8,167	16,814	1,318	4,823	16,114

Annual Report on Form 20-F 2013

314	Other financial information Schedules to the financial statements

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2013
Life insurance in force	898,135	896,012	583,733	585,856	100%

Premiums
Life insurance	15,650	2,756	1,462	14,356	10%
Non-Life insurance	2,827	352	-	2,475	0%
Total premiums	18,477	3,108	1,462	16,831	9%

For the year ended December 31, 2012
Life insurance in force	927,075	1,057,502	684,275	553,848	124%

Premiums Life insurance	14,383	3,298	1,818	12,903	14%
Non-Life insurance	2,849	404	-	2,445	0%
Total premiums	17,232	3,702	1,818	15,348	12%

For the year ended December 31, 2011 Life insurance in force	953,819	1,073,026	755,821	636,614	119%

Premiums Life insurance	15,100	3,042	1,753	13,811	13%
Non-Life insurance	2,668	365	-	2,303	0%
Total premiums	17,768	3,407	1,753	16,114	11%

Annual Report on Form 20-F 2013

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2013	2012	2011
Balance at January 1	355	337	332
Addition charged to earnings	47	79	93
Amounts written off and other changes	(46)	(65)	(81)
Currency translation	(4)	5	(7)
Balance at December 31	351	356	337

The provisions can be analyzed as follows:
Mortgages	163	167	156
Other loans	77	57	43
Receivables	111	132	138
Total	351	356	337

Annual Report on Form 20-F 2013

316	Other financial information Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the Annual Report on Form 20-F

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statements of financial position of Aegon N.V., as of December 31, 2013 and 2012, and the related consolidated income statement and statements of comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2013. Our audits also include the other financial information included on pages 310 to 315. These financial statements and schedules are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aegon N.V. at December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for consolidation, joint arrangements and employee benefits effective January 1, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aegon N.V.‘s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 19, 2014 expressed an unqualified opinion thereon.

The Hague, the Netherlands, March 19, 2014

Ernst & Young Accountants LLP

Annual Report on Form 20-F 2013

Additional information

¿	Supervision
¿	Risk factors
¿	Property, plants and equipment
¿	Employees and labor relations
¿	Dividend policy
¿	The offer and listing
¿	Memorandum and Articles of Association
¿	Material contracts
¿	Exchange controls
¿	Taxation
¿	Principal accountant fees and services
¿	Purchases of equity securities by the issuer and affiliated purchasers
¿	Quarterly results – unaudited
¿	Documents on display
¿	Glossary
¿	Disclaimer
¿	Contact

Annual Report on Form 20-F 2013

318	Additional information

This page has intentionally been left blank.

Annual Report on Form 20-F 2013

Supervision

Individual companies in the Aegon Group are each subject to solvency supervision in their respective home countries. Based on European Union legislation (EU Directive 98/79/EC, the Insurance Group Directive) adopted in 1998, EU supervisors, such as De Nederlandsche Bank (DNB or Dutch Central Bank) are required to carry out “supplementary supervision” on EU insurance companies in an insurance group. The supplementary supervision of insurance companies in an insurance group enables EU supervisors to make a detailed assessment of the financial position of the EU insurance companies that are part of that group. The Directive requires DNB to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, Aegon is required to submit reports to its supervisors twice a year setting out supplemental capital adequacy calculations of the insurance companies, risk concentrations and significant transactions and positions between insurance and non-insurance companies in the Aegon Group.

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

I - Risks relating to Aegon’s businesses

The following covers some key risk factors that may affect Aegon’s businesses and operations, as well as other risk factors that are particularly relevant to Aegon in the ongoing period of significant economic uncertainty. Additional risks to which Aegon is subject to include, but are not limited to, the factors mentioned under ‘Forward-looking statements’ (refer to pages 357-358), and the risks of Aegon’s businesses described elsewhere in this Annual Report.

Factors additional to those discussed below or elsewhere in this Annual Report may also affect Aegon’s businesses and operations adversely. The following risk factors should not be considered a complete list of potential risks that may affect Aegon and its subsidiaries.

Annual Report on Form 20-F 2013

320	Additional information

Risks related to the global financial markets and general economic conditions

Disruptions in global financial markets and general economic conditions have affected, continue to affect and may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

Aegon’s results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate. Global financial markets have experienced extreme and unprecedented volatility and disruption in recent years and uncertainty remains today. These developments have created an unfavorable environment for banking activity generally. Bank lending has been lower than pre-financial crisis levels for some time, and housing markets in Europe and North America remain under pressure.

In addition to the risks described in this section, these conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes, among other assets. Aegon may also experience a higher incidence of claims and lapses or surrenders of policies. Aegon’s policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon’s businesses, results of operations, cash flows and financial condition, and Aegon cannot predict definitively whether or when such actions may occur.

In Europe, countries such as Greece, Ireland, Italy, Portugal, Spain and Cyprus have been particularly affected by financial and economic conditions, creating a heightened perceived risk of default on the sovereign debt of those countries. Recovery has taken place but downside risk remains. There has also been concern about its effect on other European Union economies, the euro currency and the European Monetary Union. Aegon also cannot predict with certainty the effect a sovereign default may have on Aegon’s businesses, results of operations, cash flows and financial condition, although the effect of such events may be material and adverse.

Governmental action in the Netherlands, the United Kingdom, the United States, the European Union and elsewhere to address any of the above may impact Aegon’s businesses. Aegon cannot predict with certainty the effect that these or other government actions and actions by the ECB or the Federal Reserve may have on the financial markets or on Aegon’s businesses, results of operations, cash flows and financial condition.

Credit risk

Defaults in Aegon’s debt securities, private placements and mortgage loan portfolios held in Aegon’s general account, or the failure of certain counterparties, may adversely affect Aegon’s profitability and shareholders’ equity.

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

Aegon’s investment portfolio among other investments contains Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. There continues to be uncertainty regarding the ability of certain European nations (in particular Greece, Ireland, Italy, Portugal and Spain) to satisfy their financial obligations. Due to the weak economic environment, Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

Equity market risk

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products, and the amount of assets under management.

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

Annual Report on Form 20-F 2013

management fee that Aegon earns on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which requires Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs (DPAC), which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of Aegon’s equity investments. The equity market conditions experienced through 2013 led to a recognized impairment loss on equity securities held in general account of EUR 3 million (2012: EUR 8 million, 2011: EUR 10 million).

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

During periods of sustained low interest rates, as experienced in recent years, Aegon may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low interest rate environment may result in a lengthening of maturities of the policyholder liabilities from initial estimates, primarily due to lower policy lapses.

Life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. The majority of assets backing the insurance liabilities are invested in fixed income securities. Aegon manages its investments and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, as interest rates remain at low levels, Aegon may have to reinvest the cash it receives as interest or proceeds from investments that mature or are sold at lower yields. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of our products and accordingly net income may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in our investment portfolio in order to borrow at lower rates. Aegon can lower crediting rates on certain products to offset the decrease in spread. However, its ability to lower these rates may be limited by contractually guaranteed minimum rates or competition.

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

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate spreads, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate spreads, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2011, 2012 and 2013 was EUR 5.6 billion, EUR 5.7 billion and EUR 5.6 billion,

Annual Report on Form 20-F 2013

322	Additional information

respectively. The value of the related general account fixed income investment portfolio at the end of the years 2011, 2012 and 2013 was EUR 139 billion, EUR 142 billion and EUR 132 billion, respectively.

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in Note 4 to the consolidated financial statements on page 176.

Currency exchange rate risk

Fluctuations in currency exchange rates may affect Aegon’s reported results of operations.

As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders´ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon’s consolidated shareholders´ equity as a result of translation of the equity of Aegon’s subsidiaries into euro, Aegon’s reporting currency. Aegon holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Aegon may also hedge the expected dividends from its principal business units that maintain their equity in currencies other than the euro.

To the extent these expected dividends are not hedged or actual dividends vary from expected, Aegon’s net income and shareholders´ equity may fluctuate. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net income and shareholders´ equity because of these fluctuations.

The exchange rates between Aegon’s primary operating currencies (US dollar, euro and UK pound) continued to fluctuate during 2013. In 2013, the US dollar ranged by 7% against the euro, finishing around 4% down from 2012. The UK pound fluctuated by around 9% against the euro ending the year with a 3% reduction from 2012.

For the Americas, which primarily conducts its business in US dollars, total revenues and net income in 2013 amounted to EUR 12.6 billion and EUR 446 million, respectively. For the UK, which primarily conducts its business in UK pounds, total revenues and net income in 2013 amounted to EUR 8.7 billion and EUR 120 million, respectively. On a consolidated basis, these represented 71% of the total revenues and 58% of the net income for the year 2013. Additionally, Aegon borrows in various currencies to hedge the currency exposure arising from its operations. As of December 31, 2013, Aegon has borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 53% in US dollars, 28% in euro, 14% in UK pounds and 5% in Canadian dollars.

The possible abandonment of the euro currency by one or more members of the European Monetary Union may affect Aegon’s results of operations in the future.

It is possible that the euro may be abandoned as a currency in the future by countries that have already adopted its use. This may lead to the re-introduction of individual currencies in one or more European Monetary Union member states, or in more extreme circumstances, the dissolution of the European Monetary Union. It is not possible to predict with certainty the effect on the European and global economies of a potential dissolution of the European Monetary Union or the exit of one or more European Union member states from the European Monetary Union. Any such event may have a materially adverse effect on Aegon’s future financial condition and results of operations.

Liquidity risk

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of Aegon’s businesses. Each asset purchased and liability sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. Aegon continued to maintain its reserves of cash and liquid assets in 2013. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

Annual Report on Form 20-F 2013

Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired, as they have been from time to time in recent years. The requirement to issue securities can be driven by a variety of factors, for instance Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. Although Aegon manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, Aegon may need to sell assets substantially below prices at which they are currently recorded to meet its insurance obligations.

In 2013, approximately 40% of Aegon’s general account investments were not highly liquid.

Underwriting risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and establishing the technical liabilities for expected claims. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to increase liabilities for other related products, which may reduce Aegon’s income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs due to an expectation of unrecoverability. This may have a materially adverse effect on Aegon’s results of operations and financial condition.

Sources of underwriting risk include policy lapses, policy claims (such as mortality and morbidity) and expenses. In general, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain other types of policies, such as annuity products, that are at risk if mortality decreases (longevity risk). For example, certain current products as well as products sold in previous years based on standard longevity assumptions have become less profitable or unprofitable as longevity assumptions increase, which may result in Aegon incurring losses. If the trend toward increased longevity persists, Aegon’s annuity products may continue to experience adverse effects because the period of time over which benefit payments are made becomes longer as life expectancies increase. Aegon is also at risk if expenses are higher than assumed.

Modelling risk

Inaccuracies in (financial) models could have a significant adverse effect on Aegon’s business, results of operations and financial condition.

Reliance on various (financial) models to establish key results and assumptions is critical to Aegon’s operations. If these models prove to be inaccurate, the same may apply to assumptions that are based thereon. Aegon’s earnings depends significantly on models and assumptions used. Whereas the assumptions used to set the price for Aegon’s products, the inaccuracy of our financial models could have a significant adverse effect on Aegon’s business.

Other risks

Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s results of operations and financial condition.

The valuation of many of Aegon’s financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations and may result in changes to investment valuations that may have a materially adverse effect on Aegon’s results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on Aegon’s investments is subjective and may materially impact Aegon’s results of operations or financial position.

Annual Report on Form 20-F 2013

324	Additional information

Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products, which will decrease Aegon’s returns on these products unless Aegon increases its prices.

The European Commission´s Solvency II directive, effective date pending, is expected to impose, among other things, substantially greater quantitative and qualitative capital requirements on some of Aegon’s businesses and at Group level, as well as supervisory and disclosure requirements, and may impact the structure, business strategies, and profitability of Aegon’s insurance subsidiaries and of the Group. Some of Aegon’s competitors who are headquartered outside the European Economic Area may not be subject to Solvency II requirements and may thereby be better able to compete against Aegon, particularly in Aegon’s businesses in the United States and Asia.

The National Association of Insurance Commissioners´ (NAIC) Model Regulation entitled ‘Valuation of Life Insurance Policies,’ commonly known as Regulation XXX, requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, Actuarial Guideline 38, The Application of the Valuation of Life Insurance Policies Regulation, commonly known as Regulation AXXX, or AG38, requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of Aegon’s newly issued term and universal life insurance products in the United States are now affected by Regulations XXX and AXXX, respectively.

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

Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies. Failure to comply with or to obtain appropriate exemptions under any applicable laws may result in restrictions on Aegon’s ability to do business in one or more of the jurisdictions in which Aegon operates and may result in fines and other sanctions, which may have a materially adverse effect on Aegon’s businesses, financial position or results of operations.

There may be heightened oversight of insurers by regulatory authorities in the jurisdictions in which Aegon’s subsidiaries are domiciled and operate. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition. The European Union is adopting Solvency II as discussed above, the NAIC or state regulators may adopt revisions to applicable risk based capital formulas, local regulators in other jurisdictions in which Aegon’s subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s insurance subsidiaries.

Since 2012, further to a decision by the European Court of Justice, our European units may no longer use gender-related factors to determine premiums and benefits under insurance policies. We have not observed any negative financial or business impact through 2013 but there remains a risk of future adverse impact.

Aegon utilizes affiliated captives to manage risks related to universal life with secondary guarantees and level term life insurance policies. Through these structures, Aegon finances certain regulatory required reserves at a lower cost. To the extent that state insurance departments restrict Aegon’s use of captives and regulatory reserve requirements remain unchanged this could increase its cost, limit its ability to write these products in the future or lead to increased prices to consumers on those products. The NAIC continues to consider changes to corporate governance and insurers’ use of captives. Due to the uncertainty of the proposals it is not possible to provide an estimate of the effects at this time.

Annual Report on Form 20-F 2013

A downgrade in Aegon’s ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors, and negatively affect Aegon’s results.

Claims-paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of Aegon or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. These withdrawals may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause Aegon to accelerate amortization of DPAC, reducing net income.

Aegon has experienced downgrades and negative changes to its outlook in the past, and may experience downgrades and negative changes in the future. For example, during 2012, Fitch put a negative outlook on its long-term issuer default rating for Aegon N.V. and its insurer financial strength ratings for Aegon USA. Since 2012, Standard and Poor´s put a negative outlook on its insurer financial strength rating for Scottish Equitable (Aegon UK). A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. This would have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies, which may adversely affect Aegon’s businesses. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients (i.e. policyholders), not holders of Aegon securities. Changes in existing laws and regulations may affect the way in which Aegon conducts business and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. The recent financial markets dislocation has resulted in, and may continue to result in further, extensive changes to existing laws, regulations and regulatory frameworks applicable to Aegon’s businesses in the countries in which it operates.

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides for comprehensive changes to the regulation of financial services in the United States by granting existing government agencies and newly created government agencies and bodies (for example the Financial Stability Oversight, Federal Reserve Board, Commodity Futures Trading Commission and Securities and Exchange Commission) authority to promulgate new financial regulations applicable to systemically important non-bank financial institutions. The regulatory changes include or may include differing standards of capital for companies deemed systemically important financial institutions ‘SIFIs’ and other companies, as well as initiatives of U.S. State and international financial services regulators to develop international capital, accounting and solvency regulatory standards for internationally active companies. The primary impact to Aegon USA of the Dodd-Frank Act and similar financial services reform legislation by other countries in which Aegon operates will be the Derivatives Reform part of the Dodd-Frank Act, which aims to increase transparency of derivatives and reduce systemic risk. Aegon USA entities will be considered Category 2 under the regulations and will be required to begin clearing derivative transactions as they are phased in over time, beginning with the four categories of interest rate swaps and two categories of indexed credit default swaps on June 10, 2013. In addition, Aegon USA will have new reporting, initial margins and variation margins obligations under the Dodd-Frank Act and its regulations. However, Aegon cannot predict how the regulations will affect the financial markets generally or how the regulations will affect Aegon’s operations or financial condition.

In the United States, the Patient Protection and Affordable Care Act (PPACA) was enacted in 2011 and upheld by the US Supreme Court in 2012. PPACA significantly changes the regulation of health insurance in the United States, including in certain respects the regulation of supplemental health insurance products. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of these changes may significantly impact Aegon USA´s supplemental health insurance products business.

Annual Report on Form 20-F 2013

326	Additional information

For information relating to the European Commission´s Solvency II directive, see page 11. Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products, which will decrease Aegon’s returns on these products unless Aegon increases its prices. Other initiatives, such as by the International Association of Insurance Supervisors, may create regulations that would increase capital and other requirements that would not be applicable to all carriers and create an uneven competitive playing field.

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect Aegon’s ability to sell new policies or claims exposure on existing policies. For example, in Hungary, the mandatory pension business has been nationalized and therefore Aegon in Hungary has liquidated its mandatory pension business. Similarly, in December 2013 the Polish parliament approved legislation to overhaul the existing state pension system, which is a reason for Aegon to write down its intangible assets.

In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance and other expenses of doing business and have a materially adverse effect on Aegon’s businesses, results of operations or financial condition.

The possibility of Scotland becoming independent from the remainder of the United Kingdom may affect Aegon UK’s results of operations in the future.

It is possible that following a referendum in September 2014, Scotland may vote to become independent from the remainder of the United Kingdom. Any actual changes would not take effect until after independence day, which based on Scottish Government indications would not be until March 2016 at the earliest. The details of any changes are impossible to predict with certainty at present, and will depend on post-referendum negotiations and agreements between the Scottish Government and other organizations at UK and EU level. Independence could result in inter alia changes in the monetary system, currency, taxation, regulatory and legal framework, and membership of the EU. Some possible outcomes of independence could have an adverse effect on Aegon UK’s business, financial condition and results of operations in the future.

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s businesses, results of operations and financial position.

Aegon faces significant risks of litigation and regulatory investigations and actions in connection with Aegon’s activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer, among others.

Insurance companies are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving wide-ranging subjects such as transparency issues and the charges included in products, employment or third party relationships, adequacy of operational processes, environmental matters, anti-competition, privacy, information security and intellectual property infringement. In this context, Aegon refers to the unclaimed property examinations that unclaimed property administrators and state insurance regulators performed of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Among these were multi-state examinations that included the collective action of many of the states. Additionally, some states conducted separate examinations or instituted separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas originally established reserves related to this matter of approximately EUR 117 million. Like various other major insurers in the United States, Aegon subsidiaries in the United States entered into settlements with insurance regulators regarding claims settlement practices. Certain examinations are still ongoing. While Aegon believes the reserves it has established for these unclaimed property-related matters are adequate to cover expected obligations, there can be no assurances that actual exposures may not exceed reserve amounts or that additional sources of liability related to these examinations or other unclaimed property-related matters will not arise in the future.

In addition, insurance companies are generally the subject of litigation, investigations and regulatory activity concerning common industry practices such as the disclosure of costs, both costs incurred upon inception of the policy as well as over the duration thereof, commissions, premiums and other issues relating to the transparency concerning certain products and services. In particular when these costs and charges apply for or take effect over a longer duration, as is the case for many of Aegon’s products. In addition, many of Aegon’s products offer returns that are affected by, among other things, fluctuations in equity markets as well as interest rate movements. As a result, such returns may prove to be volatile and occasionally disappointing. From time to time this results in disputes that lead to litigation and complaints to regulatory bodies. Complaints like these may lead to inquiries or investigations, regardless of their merit.

Annual Report on Form 20-F 2013

Aegon cannot predict at this time the effect that litigation, investigations, and actions will have on the insurance industry or Aegon’s business. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, and may seek recovery of very large and/or indeterminable amounts, including bad faith, punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. Claimants may allege damages that are not quantifiable or supportable and may bear little relationship to their actual economic losses, or amounts they ultimately receive, if any.

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

Aegon has defended and Aegon intends to continue defending itself vigorously when Aegon believes claims are without merit. Aegon has also sought and will continue to seek to settle certain claims, including via policy modifications in appropriate circumstances. Aegon refers to the settlement Aegon reached in 2009 with two major customer interest groups in the Netherlands, Stichting Verliespolis and Stichting Woekerpolis Claim. In 2012, Aegon accelerated certain product improvements that reduce future costs and increase policy value for its customers with unit-linked insurance policies. With these measures, Aegon committed to an appeal by the Dutch Ministry of Finance to apply ‘best of class’ principles to certain existing unit-linked products. As a result of this acceleration, Aegon took a one-off charge of EUR 265 million before tax. In addition, Aegon decided to reduce future policy costs from 2013 onward for the large majority of its unit-linked portfolio. This is expected to decrease income before tax over the remaining duration of the policies by approximately EUR 125 million in aggregate, based on the present value at the time of the decision. While parties such as Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) supported the arrangements, it is uncertain whether public debate over the general adequacy of the arrangements reached with customer interest groups, as well as ongoing discussions in the Dutch Parliament, will not continue in the future and lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of any further debate, including what actions, if any, Aegon may take in response thereto, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. Any such actions, whether triggered by legal requirements or commercial necessity, any substantial legal liability or a significant regulatory action, may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

In June, 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “Koersplan”-product. In 2011, the Court of Appeal had ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the death benefit embedded in the product, sold during the period 1989-1998. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to Koersplan-customers. As a result of the Dutch Supreme Court’s denial of appeal, Aegon will compensate the approximately 35,000 holders of KoersPlan-products who were plaintiffs in the litigation and took a charge of EUR 25 million in Q2 2013. It is possible that holders of KoersPlan-products that were not plaintiffs in the litigation also expect or demand a form of compensation. It is not yet possible to determine what actions, if any, Aegon may take in connection with any such expectations or demands due to commercial necessity or future rulings, or the impact that any such actions may have on Aegon’s business, results of operations and financial position.

Furthermore, recently a group of policyholders filed a claim against Aegon in Poland over the fees payable by a customer in case of early surrender of the policy contract. In September 2013, the Klachteninstituut Financiële Dienstverlening (KIFID), rendered an interim decision against another insurance company in The Netherlands. KIFID is an independent body that offers an alternative forum for customers to file complaints or claims over financial services. Its decisions may be appealed to the courts. In its interim decision, KIFID found that the consumer had not been adequately informed of the so-called initial costs embedded within its unit linked policy, nor of the leverage component thereof, and challenged the contractual basis for the charges. There are claims pending with KIFID that were filed over Aegon products and that arguably include similar allegations. If KIFID were to finally decide unfavorably and that decision were to be upheld by a court, there can be no assurances that ultimately the aggregate exposure to Aegon of such adverse decisions would not have a material adverse effect on Aegon’s results of operations or financial position if the principles underlying any such decision were to be applied also to Aegon products.

Certain of the products Aegon sells are complex and involve significant investment risks that may be assumed by Aegon’s customers. Aegon has, from time to time, received claims from certain current and former customers, and groups representing customers, in respect of certain products. Certain claims remain under review and may lead to disputes in the future. Aegon has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if Aegon believed it was

Annual Report on Form 20-F 2013

328	Additional information

appropriate to do so. While Aegon intends to defend itself vigorously against any claims that Aegon does not believe have merit, there can be no assurance that any claims brought against Aegon by its customers will not have a materially adverse effect on Aegon’s businesses, results of operations and financial position.

Aegon may be unable to manage Aegon’s risks successfully through derivatives.

Aegon is exposed to currency fluctuations, changes in the fair value of Aegon’s investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to Aegon in view of the stresses suffered by financial institutions and the volatility of credit and equity markets. Aegon may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty´s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon’s ability to manage risks through derivatives may be negatively affected by the Dodd-Frank Act and legislative initiatives of the European Commission, which provide for a new framework of regulation of OTC derivatives markets. These new regulations, including the regulation of OTC transactions, central counterparties and trade repositories (EMIR) that was published by the Official Journal of the European Union on July 27, 2012, as well as the new regulation on markets in financial instruments (MIFIR) proposed by the European Commission on October 20, 2011, expected to be adopted in 2014, may require Aegon to mandatorily trade certain types of OTC derivative transactions on regulated trading venues and clear certain types of transactions currently traded in the OTC derivative markets through a central clearing organization. This may limit Aegon’s ability to customize derivative transactions for its needs. As a result, Aegon may experience additional collateral requirements and costs associated with derivative transactions.

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

Since 2005, Aegon’s financial statements have been prepared and presented in accordance with IFRS. Any future changes in these accounting principles may have a significant impact on Aegon’s reported results, financial condition and shareholders´ equity. This includes the level and volatility of reported results and shareholders´ equity. One of the standards that will be revised in the near future is IFRS 4 – Insurance Contracts. The IASB is currently deliberating on the comment letters received by its constituents with regard to the Exposure Draft that was published by the IASB in June 2013. The proposed changes in the accounting for insurance contracts will have a significant impact on Aegon’s financial position, however, it is not yet clear when the final standard will be issued.

Another standard that will be revised in the near future is IFRS 9 – Financial Instruments. The changes proposed by the IASB will have a significant impact on Aegon’s financial position. Recently the IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. Details on IFRS 9 are provided in note 2.1.3 of the financial statements.

Tax law changes may adversely affect Aegon’s profitability, as well as the sale and ownership of Aegon’s products.

Aegon is subject to the substance and interpretation of tax laws in all countries in which Aegon operates or invests. Tax risk is the risk associated with changes in tax laws, or the interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws. This tax risk also includes the risk of changes in tax rates and the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks may lead to increased tax charges, including financial or operating penalties. This tax risk may have a direct materially adverse effect on Aegon’s profits and financial condition.

Annual Report on Form 20-F 2013

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

The US Congress has, from time to time, considered possible legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. This may have an impact on insurance products and sales in the United States.

The US Government, as well as state and local governments, also considers from time to time tax law changes that may increase the amount of taxes that Aegon pays. For example, the US Treasury Department and the Internal Revenue Service may propose new regulations regarding the methodology to determine the dividends received deduction (DRD) related to variable life insurance and variable annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between Aegon’s effective tax rate and the federal statutory tax rate of 35%. A change in the DRD, including the possible elimination of this deduction, may reduce Aegon’s consolidated net income.

Any changes in tax laws, interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws in all countries in which Aegon operates or invests, which affects Aegon’s products, may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Competitive factors may adversely affect Aegon’s market share.

Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by the ban on sales-based commissions in some countries. These competitive pressures may result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.

The adverse market and economic conditions that began in the second half of 2007 and significantly worsened in 2008 and into 2009, with recovery beginning in late 2009 and in 2010, followed in 2011, 2012 and 2013 by further periods of volatility and weakness, particularly in the Eurozone, can be expected to result in changes in the competitive landscape. For example, the financial distress experienced by some financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which Aegon operates may be further affected by government-sponsored programs or actions taken in response to the severe dislocations in financial markets which occurred in 2008 and 2009, as well as the European sovereign debt crisis.

The default of a major market participant may disrupt the markets.

The failure of a sufficiently large and influential financial institution may disrupt securities markets or clearance and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry.

Aegon may be unable to attract and retain personnel who are key to the business.

As a global financial services enterprise with a decentralized management structure, Aegon relies, to a considerable extent, on the quality of local management in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among

Annual Report on Form 20-F 2013

330	Additional information

other things, on Aegon’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which Aegon operates is intense. Aegon’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is very much dependent on the competitiveness of the compensation package for employees in the market in which it competes. As a part of the governmental response in Europe and, to a certain extent, the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to give guidance or regulate the structure of remuneration for personnel, in particular senior management, with a focus on performance-related remuneration and limiting severance payments. With differences in interpretation of these regulations by local regulators on how the guidelines need to be applied, as well as to the question of whether they apply to insurance industries at all, these restrictions create an uncertain playing field and may adversely affect Aegon’s ability to compete for qualified employees, as well as Aegon’s ability to exchange employees between regions.

Reinsurers to whom Aegon has ceded risk may fail to meet their obligations.

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of Aegon’s reinsurance counterparties to satisfy its obligations may have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2011, 2012 and 2013.

In accordance with industry practices, Aegon reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. In 2013, approximately 60% of Aegon’s total direct and assumed (for which Aegon acts as a reinsurer for others) life insurance in force was ceded to other insurers. The major reinsurers of Aegon USA and Aegon Canada are SCOR SE (‘SCOR’), Munich Re, RGA and Swiss Re. The major reinsurers of Aegon UK are Swiss Re, Munich Re, Pacific Re and XL Re. The non-life reinsurance for Aegon The Netherlands is diversified across several providers including Lloyds market syndicates. The major reinsurers of Aegon Hungary for non- life are Swiss Re, Munich Re and Hannover Re and for life insurance Munich Re and RGA. Aegon Spain´s major reinsurers are General Re, RGA, National Re and SCOR. Aegon China´s major reinsurers are Hannover Re, Munich Re, China Re and Aegon India’s major reinsurer is RGA.

Reinsurance may not be available, affordable or adequate to protect Aegon against losses.

As part of Aegon’s overall risk and capacity management strategy, Aegon purchases reinsurance for certain risks underwritten by Aegon’s various business segments. Market conditions beyond Aegon’s control determine the availability and cost of the reinsurance protection Aegon purchases. Accordingly, Aegon may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which may adversely affect Aegon’s ability to write future business.

Aegon may have difficulty managing its expanding operations, and Aegon may not be successful in acquiring new businesses or divesting existing operations.

In recent years, Aegon has made a number of acquisitions and divestitures around the world and it is possible that Aegon may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that may adversely affect Aegon’s operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation; and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

Aegon’s acquisitions may result in additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. In addition, they may divert management´s attention and other resources. Divestitures of existing operations may result in Aegon assuming or retaining certain contingent liabilities. All of these may adversely affect Aegon’s businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that Aegon will successfully identify suitable acquisition

Annual Report on Form 20-F 2013

candidates or that Aegon will properly value acquisitions made. Aegon is unable to predict whether or when any prospective acquisition candidate will become available, or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, may result in material losses and abruptly and significantly interrupt Aegon’s business activities.

Aegon’s operating results and financial position may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions, pandemic disease and other catastrophes. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, Aegon seeks to reduce its exposure to these events through individual risk selection, monitoring risk accumulation, and purchasing reinsurance. However, such events may lead to considerable financial losses to Aegon’s businesses. Furthermore, natural disasters, terrorism and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel and information about Aegon and its clients. If its business continuity plans have not included effective contingencies for such events, Aegon may experience business disruption and damage to corporate reputation and financial condition for a substantial period of time.

Aegon regularly develops new financial products to remain competitive in its markets and to meet the expectations of its clients. If clients do not achieve expected returns on those products, Aegon may be confronted with legal claims, advocate groups and negative publicity.

Aegon may face claims from customers, both individual claimants as well as policyholder advocate groups, and negative publicity if Aegon’s products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims may have a materially adverse effect on Aegon’s results of operations, corporate reputation and financial condition.

Aegon may not be able to protect its intellectual property and may be subject to infringement claims.

Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property, or defend itself against a claim of infringement of a third party´s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a materially adverse effect on Aegon’s businesses, results of operation, financial condition and Aegon’s ability to compete. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third party´s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events may adversely affect Aegon’s profitability, reputation or operational effectiveness.

Operational risk is inherent in Aegon’s businesses and may manifest itself in many ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modeling errors, and/or internal and external fraud. These events may result in financial loss, harm Aegon’s reputation, or hinder Aegon’s operational effectiveness. Aegon’s management maintains a well-controlled environment and sound policies and practices to control these risks and keep operational risk at appropriate levels. Notwithstanding these control measures, however, operational risk is part of the business environment in which Aegon operates, and is inherent in Aegon’s size and complexity, as well as Aegon’s geographic diversity, and the scope of the businesses Aegon operates. Aegon’s risk management activities cannot anticipate every economic and financial outcome, or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third party service providers are terminated, including contractual arrangements with providers of information technology, administrative or investment management services, Aegon may not be able to find an alternative provider on a timely basis or on equivalent terms. Aegon may incur losses from time to time due to these types of risks.

Annual Report on Form 20-F 2013

332	Additional information

Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of Aegon’s information technology or communications systems may result in a materially adverse effect on Aegon’s results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure may lead to a materially adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with industry standards and customer preferences. If Aegon fails to keep up-to-date information systems, Aegon may not be able to rely on information for product pricing, risk management and underwriting decisions. In addition, even though backup and recovery systems and contingency plans are in place, Aegon cannot assure investors that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be adequately addressed. The occurrence of any of these events may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt Aegon’s businesses, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition and cash flows.

Aegon uses computer systems to store, retrieve, evaluate and utilize customer and company data and information. Aegon’s businesses are highly dependent on its ability to access these systems to perform necessary business functions such as providing customer support, administering variable products, making changes to existing policies, filing and paying claims, managing Aegon’s investment portfolios and producing financial statements. While Aegon has policies, procedures, automation and backup plans designed to prevent or limit the effect of failure, Aegon’s computer systems may be vulnerable to disruptions or breaches as a result of natural disasters, man-made disasters, criminal activity, pandemics or other events beyond Aegon’s control. The failure of Aegon’s computer systems for any reason may disrupt Aegon’s operations, result in the loss of customers and may adversely affect Aegon’s businesses, results of operations and financial condition.

Aegon retains confidential information on its computer systems, including customer information and proprietary business information. Any compromise to the security of Aegon’s computer systems that results in the disclosure of personally identifiable customer information may damage Argon’s reputation, expose Aegon to litigation, increase regulatory scrutiny, and require Aegon to incur significant technical, legal and other expenses.

Judgments of US courts may not be enforceable against Aegon in Dutch courts.

There is no treaty between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the US federal securities laws, may not be enforceable in Dutch courts. Therefore, Aegon’s investors that obtain a judgment against Aegon in the United States may not be able to require Aegon to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against Aegon, Aegon’s affiliates, directors, officers or any expert named therein who resides outside the United States, based upon the US federal securities laws.

II - Risks relating to Aegon’s common shares

Aegon’s share price may be volatile and may drop unexpectedly, making it difficult for investors to resell Aegon’s common shares at or above the price paid.

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

¿	Investor perception of Aegon as a company;
¿	Actual or anticipated fluctuations in Aegon’s revenues or operating results;
¿	Announcements of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;
¿	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;
¿	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
¿	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;

Annual Report on Form 20-F 2013

¿	Potential litigation involving Aegon or the insurance industry in general;
¿	Changes in financial estimates and recommendations by securities research analysts;
¿	Fluctuations in capital markets including foreign exchange rates, interest rates and equity markets;
¿	The performance of other companies in the insurance sector;
¿	Regulatory developments in the Netherlands, the United States, the United Kingdom, and other countries in which Aegon operates;
¿	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
¿	News or analyst reports related to markets or industries in which Aegon operates;
¿	General insurance market conditions.

The high and low prices of Aegon’s common shares on NYSE Euronext Amsterdam were EUR 4.89 and EUR 3.05 respectively in 2012 and EUR 6.86 and EUR 4.42 respectively in 2013. The high and low sales prices of Aegon’s common shares on NYSE New York were USD 6.47 and USD 3.92 respectively in 2012 and USD 9.48 and USD 5.76 respectively in 2013. All share prices are closing prices.

Aegon and Aegon’s significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

Aegon may decide to offer additional common shares in the future, for example, to strengthen Aegon’s capital position in response to regulatory changes or to effect an acquisition.

In connection with its refinancing in September 2002, Vereniging Aegon entered into an equity repurchase facility and a back-up credit facility. On February 9, 2010, both facilities were replaced by a three year term and revolving facilities agreement with a consortium of banks. In 2013, Vereniging Aegon entered into a new three year term and revolving facilities agreement with the same consortium of banks, replacing the three year term and revolving facilities agreement entered into in 2010. Under this agreement, Aegon’s common shares in the possession of Vereniging Aegon are pledged to the consortium of banks. If Vereniging Aegon were to default under the facilities agreement in force at that time, the lenders may dispose of Aegon’s common shares held by them as collateral in order to satisfy amounts outstanding.

An additional offering of common shares by Aegon, the restructuring of Aegon’s share capital, the sales of common shares by significant shareholders or by lenders to Vereniging Aegon, or the public perception that an offering or such sales may occur, may have an adverse effect on the market price of Aegon’s common shares. As of December 31, 2013, there were 2,131,458,863 common shares and 579,005,440 common shares B issued. Of these Vereniging Aegon held 292,687,444 common shares and all issued common shares B. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their common shares at any time.

Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

Prior to September 2002, Vereniging Aegon beneficially owned approximately 52% of the voting shares and thus held voting control over Aegon. In September 2002, Vereniging Aegon reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by Aegon). In 2003, Aegon and Vereniging Aegon amended the 1983 Merger Agreement, resulting in a right for Vereniging Aegon, upon issuance of shares by Aegon, to purchase as many class B preferred shares existing at that time as would enable it to prevent or offset a dilution to below its actual voting power percentage of 33%. In 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the General Meeting of Shareholders of Aegon N.V. on May 15, 2013. For details on the simplification of the corporate structure, please see the section Major Shareholders at pages 307-309.

The simplified capital structure included an amendment to the Amended 1983 Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

Annual Report on Form 20-F 2013

334	Additional information

The simplification of the capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds for a limited period of 6 months. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. Accordingly, at December 31, 2013, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.58%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.64% for up to six months.

Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

¿	Adopting amendments to the Articles of Association;
¿	Adopting the annual accounts;
¿	Approving a consolidation or liquidation;
¿	Approving a tender offer, merger, sale of all or substantially all of the assets, or other business combination;
¿	In particular, during the periods when Vereniging Aegon is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:
¿	Rejecting binding Supervisory Board nominations for membership to the Supervisory Board and Executive Board;
¿	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination;
¿	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

Currency fluctuations may adversely affect the trading prices of Aegon’s common shares and the value of any cash distributions made.

Since Aegon’s common shares listed on NYSE Euronext Amsterdam are quoted in euros and Aegon’s common shares listed on NYSE Euronext New York are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of Aegon’s common shares. In addition, Aegon declares cash dividends in euros, but pays cash dividends, if any, on Aegon’s shares of New York registry in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

Convertible securities (or other securities that permit or require Aegon to satisfy Aegon’s obligations by issuing common shares) that Aegon may issue may influence the market price for Aegon’s common shares.

Any market that develops for convertible securities or other securities that permit or require Aegon to satisfy obligations by issuing common shares that Aegon has issued or may issue in the future would be likely to influence, and be influenced by, the market for Aegon’s common shares.

For example, the price of Aegon’s common shares may become more volatile and may be depressed by investors´ anticipation of the potential resale in the market of substantial amounts of Aegon’s common shares received at maturity. Aegon’s common shares may also be depressed by the acceleration of any convertible securities (or other such securities) that Aegon has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in Aegon’s equity. Negative results may also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and Aegon’s common shares. Any such developments may negatively affect the value of Aegon’s common shares.

Annual Report on Form 20-F 2013

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

Employees and labor relations

At the end of 2013, Aegon had 26,981 employees of which were 4,753 agent-employees. Approximately 46% are employed in the Americas, 17% in the Netherlands, 9% in the United Kingdom and 28% in New Markets.

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

The number of employees per geographical area was:

	2013	2012	2011
Americas	12,256	11,967	12,242
The Netherlands	4,584	4,930	5,166
United Kingdom	2,400	2,793	3,203
New Markets	7,651	7,160	8,659
	26,891	26,850	29,270
Of which agent	4,753	4,402	5,948
Of which Aegon’s share of employees in joint ventures and associates	1,462	1,546	1,073

See Note 14 of the notes to the consolidated financial statements of this Annual Report for a description of share-based payments to employees.

Annual Report on Form 20-F 2013

336	Additional information

Dividend policy

Under Dutch law and Aegon’s Articles of Association, holders of Aegon’s common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. Aegon’s Executive Board may determine the dividend payment date and the dividend record date for the common shares, which may vary for the various kinds of registered shares. Aegon’s Executive Board, with the approval of Aegon’s Supervisory Board, may also determine the currency or currencies in which the dividends will be paid. Aegon may make one or more interim distributions to the holders of common shares.

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

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares, subject to maintaining holding company targeted capital. Depending on circumstances, future prospects and other considerations, Aegon’s Executive Board may elect to deviate from this target. Aegon’s Executive Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on common shares.

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

Annual Report on Form 20-F 2013

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

	NYSE Euronext Amsterdam (EUR)		NYSE Euronext New York (USD)
	High	Low	High	Low
2009	6.17	1.85	9.23	2.30
2010	5.41	4.04	7.41	5.11
2011	5.68	2.68	7.92	3.62
2012	4.89	4.07	6.47	5.22
2013	6.86	4.23	9.48	5.76

2011
First quarter	5.68	4.58	7.92	6.13
Second quarter	5.58	4.36	8.03	6.23
Third quarter	4.80	2.68	6.99	3.62
Fourth quarter	3.73	2.79	5.41	3.66

2012
First quarter	4.52	3.05	5.93	3.92
Second quarter	4.20	3.19	5.60	3.96
Third quarter	4.50	3.35	5.88	4.06
Fourth quarter	4.89	4.08	6.47	5.22

2013
First quarter	5.17	4.46	6.85	5.81
Second quarter	5.38	4.23	7.08	5.76
Third quarter	6.00	5.31	7.96	6.90
Fourth quarter	6.86	5.57	9.48	7.53
September 2013	5.82	5.47	7.88	7.21
October 2013	5.98	5.57	8.20	7.53
November 2013	6.58	5.75	8.89	7.72
December 2013	6.86	6.20	9.48	8.52

2014
January 2014	6.96	6.46	9.46	8.67
February 2014	6.18	6.30	9.33	8.39
March 2014 (through March 11, 2014)	6.55	6.23	9.03	8.62

On NYSE Euronext Amsterdam only Euronext registered shares may be traded and on the NYSE Euronext New York only New York Registry Shares may be traded.

Annual Report on Form 20-F 2013

338	Additional information

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (pages 93-115).

Description of Aegon’s capital stock

Aegon has two types of shares: Common shares (par value EUR 0.12) and Common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

¿	All shares are in registered form.
¿	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon.
¿	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions.
¿	However, under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As “Special Cause” qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months
¿	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.
¿	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.
¿	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.
¿	There are no sinking fund provisions.
¿	All issued shares are fully paid-up; so there is no liability for further capital calls.
¿	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

¿	The common shares are listed; the common shares B are not listed.
¿	The financial rights attaching to a Common Share B are one-fortieth (1/40th) of the financial rights attaching to a Common Share.
¿	A repayment on common shares B needs approval of the holders of common shares B.

Annual Report on Form 20-F 2013

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

Furthermore, a resolution of the General Meeting of Shareholders to amend the Articles of Association which has the effect of reducing the rights attributable to holders of a specific class shall be subject to the approval of the meeting of holders of such class.

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

Limitation on the right to own securities

There are no limitations, either under the laws of the Netherlands or in Aegon’s Articles of Association, on the rights of non-residents of the Netherlands to hold or vote Aegon common shares or common shares B.

Provisions that would have the effect of delaying a change of control

A resolution of the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board or a member of the Supervisory Board, other than pursuant to a proposal by the Supervisory Board, shall require at least two-thirds of the votes cast representing more than one-half of the issued capital.

In the event a “special cause” occurs (such as the acquisition of 15% of Aegon’s voting shares, a tender offer for Aegon’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging Aegon will be entitled to exercise its full voting rights of one vote per each common share B for up to six months per “special cause”, thus increasing its current voting rights to 32.64%.

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

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

Annual Report on Form 20-F 2013

340	Additional information

Material contracts

There are no material contracts.

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

This section does not address the Netherlands tax consequences for:

i.	Investment institutions (fiscale beleggingsinstellingen);
ii.	pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Netherlands corporate income tax;
iii.	corporate holders of Aegon common shares, the shareholding of which qualifies for the participation exemption (deelnemingsvrijstelling) of the Netherlands corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital;
iv.	holders of Aegon common shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Aegon and holders of Aegon common shares of whom a certain related person holds a substantial interest in Aegon. Generally speaking, a substantial interest in Aegon arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total of capital issued by Aegon or of 5% or more of the issued capital of a certain class of Aegon shares, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in Aegon;
v.	persons to whom the beneficial interest in Aegon common shares is attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Netherlands income tax act 2001 (Wet inkomstenbelasting 2001);
vi.	entities which are a resident of Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba, to which permanent establishment or permanent representative the Aegon common shares are attributable;
vii.	holders of Aegon common shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of these shares or of the benefits derived from or realised in respect of the Aegon common shares; and
viii.	individuals to whom Aegon common shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this section refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Annual Report on Form 20-F 2013

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
b.	that such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Annual Report on Form 20-F 2013

342	Additional information

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

Annual Report on Form 20-F 2013

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

The proposed financial transactions tax (“FTT”)

The European Commission has published a proposal for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States).

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in Aegon common shares (including secondary market transactions) in certain circumstances.

Under the current proposals the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in Aegon common shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT proposal remains subject to negotiation between the participating Member States and is subject to legal challenge. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective holders of Aegon common shares are advised to seek their own professional advice in relation to the FTT.

Annual Report on Form 20-F 2013

344	Additional information

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

Annual Report on Form 20-F 2013

US earnings and profits was known. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Certain “qualified dividend income” received by individual US holders is taxed at a maximum income tax rate of 20% in 2013 and subsequent years. Only dividends received from US corporations or from a “qualified foreign corporation” and on shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. Aegon is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, Aegon should be considered a “qualified foreign corporation” for this purpose. Accordingly, dividends paid by Aegon to individual US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Each US holder should consult their tax advisor regarding the applicable tax rate.

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

The amount of the qualified dividend income paid by Aegon to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a US holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 49.49% in 2013 and subsequent years). Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.

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

Annual Report on Form 20-F 2013

346	Additional information

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

Principal accountant fees and services

EY has served as Aegon’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2013, for which audited financial statements appear in this Annual Report.

Annual Report on Form 20-F 2013

The following table presents the aggregate fees for professional services and other services rendered by EY to Aegon in 2013, 2012 and 2011.

Fees EY

In million EUR	2013	2012	2011
Audit fees	19	19	22
Audit related fees	2	7	6
Tax fees	-	-	-
All other fees	1	-	1
	22	26	29

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

Under the Pre-approval Policy, proposed services either

¿	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or
¿	Require the specific pre-approval of the Audit Committee (“specific pre-approval”). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

For the period 2011 to 2013, all services provided to Aegon by EY were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Annual Report on Form 20-F 2013

348	Additional information

Changes in registrant’s certifying accountants

As announced at the Annual General Meeting of Shareholders in 2012, the audit of Aegon’s accounts from 2014 was put to tender in 2012. In February 2013, after a thorough process the Audit Committee and the Board decided to propose to shareholders to appoint PwC as the company´s independent auditor for the annual accounts of 2014 through 2016. These proposals were approved at the Annual General Meeting of Shareholders on May 15, 2013.

The reports of Ernst & Young Accountants LLP on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended, there were no disagreements with Ernst & Young Accountants LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young Accountants LLP would have caused Ernst & Young Accountants LLP to make reference to the matter in their report. The Company has requested Ernst & Young Accountants LLP to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated March 19, 2014 is filed as Exhibit 15.1 to Aegon’s 2013 Annual Report on Form 20-F.

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs2)	Maximum number of shares that may yet be purchased under the plans or programs at end of month2)
January 1 - 31, 2013	6,215	5.27	-	-
February 1 - 29, 2013	8,269	5.27	-	-
March 1 - 31, 2013	5,210	5.27	-	-
April 1 - 30, 2013	10,294	4.52	-	-
May 1 - 31, 2013	6,837	5.27	-	-
June 1 - 30, 2013	6,924	5.27	-	-
July 1 - 31, 2013	7,301	5.27	-	-
August 1 - 31, 2013	5,760	6.03	-	-
September 1 - 30, 2013	10,997,091	5.60	10,990,305	8,057,053
October 1 - 31, 2013	8,062,179	5.66	8,057,053	-
November 1 - 30, 2013	4,078	6.78	-	-
December 1 - 31, 2013	4,832	6.78	-	-
Total	19,124,990		19,047,358
[1]	The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.
[2]	On September 17, 2013, a repurchase program to neutralize the dilutive effect of the 2013 interim dividend paid in shares was announced. As a consequence approximately 19 million shares have been repurchased between September 17 and October 14, 2013.

Annual Report on Form 20-F 2013

Quarterly results – unaudited

	2013					2012

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Underlying earnings before tax
Life	240	264	279	233	1,014	229	268	312	259	1,068
Individual savings and retirement products	120	129	134	123	507	125	116	105	144	490
Pensions	82	88	105	110	386	91	94	98	69	352
Non-life	8	(7)	6	4	12	9	(1)	(2)	9	15
Distribution	4	4	2	6	16	6	4	(1)	6	15
Asset Management	23	26	24	23	95	29	23	25	24	101
Other	(38)	(35)	(25)	(11)	(109)	(64)	(55)	(50)	(55)	(224)
Share in underlying earnings before tax of associates	6	9	6	3	24	14	8	7	5	34
Underlying earnings before tax	445	478	531	491	1,945	439	457	494	461	1,851

Fair value items	(252)	(158)	(494)	(229)	(1,133)	148	82	(142)	(129)	(41)
Realized gains/(losses) on investments	113	82	202	104	502	45	85	128	149	407
Impairment charges	(17)	(57)	(45)	(1)	(121)	(41)	(42)	(35)	(58)	(176)
Other income/(charges)	(4)	27	(42)	(33)	(52)	(17)	(254)	3	106	(162)
Run-off businesses	(14)	13	1	14	14	(2)	7	12	(15)	2
Income before tax	271	385	154	346	1,155	572	335	460	514	1,881
Income tax	(41)	(58)	73	(149)	(174)	(47)	(86)	(83)	(122)	(338)
Net income / (loss)	229	327	227	197	980	525	249	377	392	1,543

Net underlying earnings	323	361	495	361	1,541	338	346	383	357	1,424

Underlying earnings before tax
Americas	312	360	371	327	1,369	303	349	362	352	1,366
The Netherlands	85	74	85	110	355	81	74	85	85	325
United Kingdom	24	27	26	21	98	30	26	27	27	110
New Markets	62	52	74	49	236	88	64	70	52	274
Holding and other activities	(38)	(35)	(25)	(15)	(113)	(63)	(56)	(50)	(55)	(224)
Underlying earnings before tax	445	478	531	491	1,945	439	457	494	461	1,851

Gross deposits (on and off balance sheet)	10,004	12,670	11,024	10,632	44,330	11,043	9,757	9,426	9,246	39,472

Net deposits (on and off balance sheet)	591	2,912	2,933	1,876	8,312	1,079	811	1,325	390	3,605

New life sales
Life single premiums	1,491	1,652	1,282	2,085	6,510	1,160	1,068	1,125	2,058	5,411
Life recurring premiums annualized	350	355	283	271	1,260	329	321	293	471	1,414
Total recurring plus 1/10 single	499	520	412	480	1,911	445	428	405	677	1,955

New premium production accident & health insurance	225	173	167	181	746	195	187	190	196	768
New premium production general insurance	14	14	16	18	61	14	13	12	16	55

Annual Report on Form 20-F 2013

350	Additional information

Documents on display

Aegon files annual reports with and furnishes other information to the Securities and Exchange Commission. You may read and copy any document filed with or furnished to the SEC by Aegon at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Aegon’s SEC filings are also available to the public through the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

The SEC allows Aegon to “incorporate by reference” information into this Annual Report on Form 20-F, which means that:

¿	Incorporated documents are considered part of this Annual Report on Form 20-F; and
¿	Aegon can disclose important information to you by referring you to those documents.

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 356).

Annual Report on Form 20-F 2013

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

Collateralized Debt Obligation (CDO) isa type of asset-backed security which provides investors exposure to the credit risk of a pool of fixed income assets.

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

Annual Report on Form 20-F 2013

352	Additional information

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

Deferred Policy Acquisition Cost (DPAC) – are the variable costs related to the acquisition or renewal of insurance contracts and investment contracts with discretionary participation features.

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

Annual Report on Form 20-F 2013

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

Liability adequacy testing is an assessment of whether the carrying amount of an insurance liability needs to be increased (or the carrying amount of related deferred policy acquisition costs or related intangible assets decreased) based on a review of future cash flows.

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

Negative amortization mortgages are loans whereby the payment made by the borrower may be less than the accrued

Annual Report on Form 20-F 2013

354	Additional information

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

Annual Report on Form 20-F 2013

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

Annual Report on Form 20-F 2013

356	Additional information

Contact

Headquarters

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Annual Report on Form 20-F 2013

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measures is provided in note 5 ‘Segment information’ of this report. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom.
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
¿	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
¿	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
¿	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds.
¿	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties.
¿	Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom.
¿	The frequency and severity of insured loss events.
¿	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products.
¿	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels.
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
¿	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness.
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets.
¿	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers.
¿	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates.
¿	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.
¿	Acts of God, acts of terrorism, acts of war and pandemics.
¿	Changes in the policies of central banks and/or governments.
¿	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.
¿	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries.

Annual Report on Form 20-F 2013

358	Additional information

¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain.
¿	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
¿	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.
¿	Customer responsiveness to both new products and distribution channels.
¿	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products.
¿	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntary or otherwise, may affect Aegon’s reported results and shareholder’s equity.
¿	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions.
¿	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business.
¿	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving, excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Annual Report on Form 20-F 2013

Exhibits

Index to Exhibits

1	Articles of Association, incorporated by reference to Form 6-K filed with the SEC on June 4, 2013. (1)
4.1	1983 Amended Merger Agreement.
4.2	Voting Rights Agreement.
4.3	Employment Agreement between D.D. Button and Aegon N.V. (2)
4.4	Employment Agreement between A.R. Wynaendts and Aegon N.V. (3)
4.5	Not used.
4.6	Aegon N.V. Long-term Incentive Plan Rules (5)
4.7	Not used.
4.8	Assignment Agreement between A.R. Wynaendts and Aegon N.V. (7)
4.9	Senior Loan Agreement between Vereniging Aegon, The State of the Netherlands and Aegon N.V. dated December 1, 2008. (8)
4.10	Subscription Agreement between Vereniging Aegon, The State of the Netherlands and Aegon N.V. dated December 1, 2008. (9)
4.11	Agreement on Governance and Certain Other Matters between Vereniging Aegon, The State of the Netherlands and Aegon N.V.
dated December 1, 2008. (10)
4.12	Amendment agreement Terms and Conditions of Aegon Securities between Vereniging Aegon, The State of the Netherlands and
Aegon N.V. dated August 16, 2010. (11)
4.13	Aegon Group Executive Board Variable Compensation Plan Rules 2012.
4.14	Aegon Group Executive Board Variable Compensation Plan Rules 2013.
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of Aegon N.V. – Incorporation by reference to Note 55 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15	Consent of independent registered public accounting firm.
15.1	Letter from Aegon N.V.’s Independent Registered Accounting Firm for the audited fiscal years covered by this Annual Report.

(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.

(2) Incorporated by reference to Exhibit 4.3 to Form 20-F 2009 filed with the SEC on March 29, 2010.

(3) Incorporated by reference to Exhibit 4.11 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(4) Not used.

(5) Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(6) Not used.

(7) Incorporated by reference to Exhibit 4.15 to Form 20-F 2005 filed with the SEC on March 30, 2006.

(8) Incorporated by reference to Exhibit 4.10 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(9) Incorporated by reference to Exhibit 4.11 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(10) Incorporated by reference to Exhibit 4.12 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(11) Incorporated by reference to Exhibit 4.12 to Form 20-F 2010 filed with the SEC on March 30, 2011.

The company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the company and its consolidated subsidiaries.

Annual Report on Form 20-F 2013

360	Additional information

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2014

Aegon N.V.

/s/ Darryl D. Button

Darryl D. Button

Chief Financial Officer

Annual Report on Form 20-F 2013

www.aegon.com