Form 20-F
period 2014-12-31
AEGON NV
filed 2015-03-20
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

J.H.P.M. van Rossum

Executive Vice President and Corporate Controller

Aegon N.V.

Aegonplein 50, 2501 CB The Hague, The Netherlands

+31-70-3445458

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,094,630,321 common shares and 581,325,720 common shares B

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  No ☒

Annual Report on Form 20F 2014

AEGON

Transform Tomorrow

II

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a

2	Offer Statistics and Expected Timetable	n/a

3	Key Information

3A	Selected financial data	13-15

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	84-98; 154-182; 314-331

4	Information on the Company

4A	History and development of the Company	12;16-83; 272; 351

4B	Business overview	16; 32-43; 48-53; 58-62; 69-83

4C	Organizational structure	12; 16

4D	Property, plants and equipment	331

4A	Unresolved Staff Comments	n/a

5	Operating and Financial Review and Prospects

5A	Operating results	16-83

5B	Liquidity and capital resources	87-90; 218-220

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	8-11;16-83

5E	Off-balance sheet arrangements	264-268

5F	Tabular disclosure of contractual obligations	180-182; 264-268

5G	Safe harbor	n/a

6	Directors, Senior Management and Employees

6A	Directors and senior management	6-7;107-108

6B	Compensation	99-105; 193-196; 275-280

6C	Board practices	100-106

6D	Employees	298

6E	Share ownership	107-108; 299-302

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	299-302

7B	Related party transactions	274-280

7C	Interest of experts and counsel	n/a

8	Financial Information

8A	Consolidated Statements and Other Financial Information	120-126; 303-309

8B	Significant Changes	n/a

Annual Report on Form 20-F 2014

III

9	The Offer and Listing

9A	Offer and listing details	333
9B	Plan of distribution	n/a
9C	Markets	332
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

10	Additional Information

10A	Share capital	n/a
10B	Memorandum and articles of association	334-335
10C	Material contracts	336
10D	Exchange controls	336
10E	Taxation	336-343
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	354
10I	Subsidiary Information	n/a

11	Quantitative and Qualitative Disclosures About Market Risk	86; 154-182

12	Description of Securities Other than Equity Securities	n/a

13	Defaults, Dividend Arrearages and Delinquencies	n/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15	Controls and Procedures	113

16A	Audit committee financial expert	94

16B	Code of Ethics	112

16C	Principal Accountant Fees and Services	343-344

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	344

16F	Change in Registrant’s Certifying Accountant	344

16G	Corporate Governance	106-110

16H	Mine Safety Disclosure	n/a

17	Financial Statements	n/a

18	Financial Statements	120-298

19	Exhibits	355

IV

          This page has been intentionally left blank.

Annual Report on Form 20-F 2014

Introduction

Filing

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

About this report

This report serves as Aegon’s Annual Report for the year ended December 31, 2014. It presents the consolidated financial statements of Aegon (pages 120-281) and the financial statements of Aegon N.V. (pages 284-298), both prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board, and Part 9 of Book 2 of the Dutch Civil Code.

Aegon N.V. is referred to in this document as ‘Aegon’, or ‘the Company’, and is together with its member companies referred to as ‘Aegon Group’ or ‘the Group’. For such purposes, ‘member companies’ means, in relation to Aegon N.V., those companies required to be consolidated in accordance with the legislative requirements of the Netherlands relating to consolidated accounts.

Presentation of certain information

References to the ‘NYSE’ are to the New York Stock Exchange and references to the ‘SEC’ are to the Securities and Exchange Commission. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of the member states of the European Monetary Union; ‘USD’, and ‘US dollar’ when referring to the lawful currency of the United States of America; ‘GBP’, ‘UK pound’ and ‘pound sterling’ when referring to the lawful currency of the United Kingdom; ‘CAD’ and ‘Canadian dollar’ when referring to the lawful currency of Canada; ‘CNY’ when referring to the lawful currency of the People’s Republic of China; ‘CZK’ when referring to the lawful currency of Czech Republic, ‘HUF’ when referring to the lawful currency of Hungary; ‘PLN’ when referring to the lawful currency of Poland; ‘RON’ when referring to the lawful currency of Romania; ‘TRY’ when referring to the lawful currency of Turkey, and ‘UAH’ when referring to the lawful currency of Ukraine.

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

Letter of the CEO

Aegon’s strong operating performance in 2014 was underpinned by the progress we made to better understand and connect with our customers, together with our continued drive to be a leader in our chosen markets. Our work as a company is inspired by our purpose to help people take responsibility for their financial future, and I am proud of how the hard work, creativity and professionalism of Aegon’s 28,000 employees are enabling us to become a truly customer-centric company.

A further increase in deposits this year is a clear demonstration of not only retaining the trust of existing customers, but also earning the trust of many new customers. Furthermore, revenue-generating assets increased significantly, exceeding EUR 500 billion for the first time in Aegon’s history. These achievements did not mean, however, that the year was without its challenges. Changes to our assumptions and updates to our actuarial models had a negative impact on underlying earnings, as did continued market volatility, and in particular, low interest rates. Yet while these factors had an effect, they did not distract us from continuing to successfully execute our strategy and generate strong financial results.

Aegon’s ambition is to become a leader in its chosen markets, and to this end we focus on four strategic priorities: optimize portfolio; enhance customer loyalty; operational excellence; and empower employees. The effective optimization of Aegon’s portfolio in 2014 resulted in a number of significant positive developments. The extension of our successful relationship with Banco Santander in Spain led to a further distribution agreement with the bank in Portugal. We sold our stake in La Mondiale Participations in France and announced the sale of Aegon’s Canadian life insurance business, as neither met our strategic objective of becoming a market leader. Later in the year, Aegon’s growing asset management business and La Banque Postale entered into exclusive talks to form a new asset management strategic alliance in France, and we announced a new joint venture partner, Tsinghua Tongfang, for our life insurance company in China.

Investing in Aegon’s digital presence and reach has been central to our continued work to enhance customer loyalty. 2014 saw a range of new and improved online platforms, products and services that enabled us to strengthen and deepen our relationship with customers. The external awards that many of these received is recognition of the progress we have made in serving customers in the way they wish to be served – something particularly important given the speed at which customer behavior is evolving and the emergence of new entrants in the market.

An important development in delivering operational excellence was the creation of Transamerica’s new ‘Investments & Retirement’ division. This new division will enable us to become more efficient, and more effective in serving customers’ needs throughout the entire customer life cycle, up to and including retirement.

Aegon’s employees are our best source of ideas and our most important resource to connect with customers. Empowering colleagues to enable them to fulfill their roles to the very best of their abilities – such as through additional training and new resources – is therefore every bit as important as investment in other parts of the Company. Over the last 12 months, we have also continued to focus on fostering a culture in which trust, responsibility and innovation are actively encouraged, and ensuring our common purpose is fully understood and acted upon.

Annual Report on Form 20-F 2014

Aegon always aims to adhere to the highest standards of corporate governance and transparency, and to report in an open and transparent way. For this reason, in addition to the information presented in this report, we are also pleased to produce a separate integrated report, available on Aegon.com. This contains further information about our social, economic and environmental performance and impacts, together with how we create value for our stakeholders.

Preparation for the introduction of Solvency II, which will come into effect on January 1, 2016, was a key priority for 2014. The new regulations will change capital requirements and remain a key priority of our activities throughout 2015.

On behalf of the Management Board, I would like to express my thanks and appreciation to everyone at Aegon for their individual and collective contributions to the results presented in this report. Furthermore, I would also like to express my gratitude and commitment to our many shareholders whose confidence and support enables us to deliver on our promises.

As we look to the future, Aegon is well positioned to take advantage of the many opportunities that exist in the markets in which it operates. While we can expect a number of continued headwinds – such as low interest rates – the withdrawal of governments and employers from providing retirement security means that the underlying demand for the pensions, life insurance and asset management products and services that we offer is only set to rise. By continuing to execute our strategy, we can be confident that we will not only continue to help millions of people across the world secure their financial future, but also deliver excellent value to shareholders.

Thank you for your interest in Aegon.

Alex Wynaendts

Chief Executive Officer and Chairman of the Executive Board of Aegon N.V.

6	Strategic information Composition of the Executive Board and the Management Board

Composition of the Executive Board and the Management Board

Alex Wynaendts (1960, Dutch)

Chief Executive Officer

Chairman of the Executive Board

Chairman of the Management Board

Alex Wynaendts began his career in 1984 with ABN AMRO Bank, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined Aegon as Senior Vice President for Group Business Development. He was appointed as a member of the Executive Board in 2003, overseeing the Company’s international growth strategy. In April 2007, Mr. Wynaendts was named Aegon’s Chief Operating Officer, and has been CEO and Chairman of the Executive Board and Management Board since April 2008.

Darryl Button (1969, Canadian)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Darryl Button began his career at Mutual Life Insurance Co. of Canada, joining Aegon in 1999 as Director of Product Development and Risk Management at Aegon USA’s Institutional Markets business unit. He was appointed Corporate Actuary of Aegon USA in 2002 and became CFO of Aegon Americas in 2005. From 2008 to 2011, Mr. Button also took on the responsibilities of Chairman and executive management of Aegon’s Canadian operations, before joining Aegon’s Corporate Center in 2012 as Executive Vice President and Head of the Corporate Financial Center. In 2013, Mr. Button was appointed as CFO and member of the Executive Board of Aegon. He is also a member of the Management Board.

Adrian Grace (1963, British)

Chief Executive Officer of Aegon UK

Member of the Management Board

Adrian Grace began his career with Leeds Permanent Building Society in 1979, before joining Mercantile Credit in 1984. In 2001, Mr. Grace joined Sage Group PLC as Managing Director of the Small Business Division. In 2004, he moved to Barclays Insurance as Chief Executive, before joining HBOS in 2007 as Managing Director of Commercial Business within the Corporate Division. In 2009, he joined Aegon UK as Group Business Development Director and in April 2011 became the Chief Executive Officer. Mr. Grace has been a member of Aegon’s Management Board since February 2012.

Tom Grondin (1969, Canadian)

Chief Risk Officer of Aegon N.V.

Member of the Management Board

Tom Grondin was appointed Chief Risk Officer of Aegon N.V. in 2003 and as a member of Aegon’s Management Board in January 2013. His current responsibilities include managing Aegon’s Risk, Actuarial, Compliance and Risk Structuring and Transfer functions. He joined Aegon’s US institutional business in 2000, where he was Chief Actuary. Prior to joining Aegon, he was a consultant at Tillinghast-Towers Perrin, and an asset liability manager at Manulife Financial.

Annual Report on Form 20-F 2014

Marco Keim (1962, Dutch)

Chief Executive Officer of Aegon the Netherlands

Member of the Management Board

Marco Keim began his career with accountants Coopers & Lybrand/Van Dien. He has also worked for aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a member of the Board. Three years later, Mr. Keim was appointed CEO. In June 2008, he became CEO of Aegon the Netherlands and a member of Aegon’s Management Board.

Gábor Kepecs (1954, Hungarian)

Chief Executive Officer of Aegon Central & Eastern Europe

Member of the Management Board

Gábor Kepecs began his career with the Hungarian government before joining former state-owned insurance company Állami Biztosító. He was appointed CEO in 1990, two years before Állami Biztosító was privatized and acquired by Aegon. Mr. Kepecs was the CEO of Aegon Hungary from 1992 to 2009, during which time he headed the expansion of Aegon’s businesses not only in Hungary, but also across the Central & Eastern European region. Mr. Kepecs has been a member of Aegon’s Management Board since 2008.

Mark Mullin (1963, American)

Chief Executive Officer of Aegon Americas

Member of the Management Board

Mark Mullin has spent more than 20 years with Aegon in various investment and business management positions in both the United States and Europe. Mr. Mullin has served as President and CEO of one of Aegon’s US subsidiaries, Diversified Investment Advisors, and as head of the Company’s annuity and mutual fund businesses. He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of the Management Board the following year.

8	Strategic information Aegon’s strategy

Aegon’s strategy

Aegon serves customer needs for protection, accumulation and retirement by providing insurance, pensions and asset management products. The company operates in more than 25 markets in the Americas, Europe and Asia, with EUR 558 billion in revenue-generating assets. Aegon employs over 28,000 people, and has millions of customers across the globe.

Aegon’s ambition is to become a leader in all its chosen markets. This means being the most recommended provider of insurance, pensions and asset management products among customers, the preferred partner among intermediaries and distributors, and the employer of choice for both current and prospective employees.

Aegon believes that everyone deserves to retire with dignity and peace of mind, and its purpose is to help people take responsibility for their financial future. To achieve this, the Company strives to provide easy-to-understand products that help customers make better financial decisions for themselves and their families.

Recognizing the increasing demand for asset protection, accumulation and long-term retirement security products and services, Aegon is investing in new approaches to better serve the full range of customers’ financial needs throughout the customer life cycle. This includes accelerating investment in technology to better enable Aegon’s businesses to interact directly with customers.

Fostering a truly customer-centric culture throughout the organization is at the core of Aegon’s strategy. This entails ensuring that every employee understands how he or she can contribute to a distinctive and consistently positive customer experience. To support this essential cultural mind-set, a new coordinated approach to performance management has been implemented across Aegon’s businesses, with a strong emphasis on talent development and customer centricity, and compensation and incentives aligned accordingly. Aegon encourages new thinking and innovative approaches as it continues to execute its strategy.

In recent years, Aegon has taken steps to reduce costs, lower risk and free up capital for reinvestment in its businesses, to deleverage and to pay out dividends. Furthermore, it has divested businesses no longer considered core, or that have failed to provide sufficient returns or prospects for long-term growth. These actions have enabled Aegon to achieve a solid capital position, deal effectively with economic and market volatility, and position its businesses for future growth. At the same time, Aegon has invested in key areas of growth, such as emerging markets in Central & Eastern Europe, Asia and the Americas, while also restructuring its businesses to achieve greater operational efficiency and deliver a higher level of customer service. Better leveraging the broad expertise that exists within Aegon across various businesses and geographies continues to be a key strategic objective.

To support Aegon’s overarching ambition of becoming a leader in all its chosen markets, the Company is implementing four strategic priorities:

¿	To optimize its portfolio by investing in businesses that offer attractive returns and strong prospects for growth and, if necessary, closing or divesting businesses that do not meet Aegon’s risk-return requirements, or contribute to its long-term ambitions;
¿	To enhance customer loyalty by improving customer service, investing in new distribution capabilities, strengthening its brands and expanding the Company’s online presence to connect better and more frequently with its customers;
¿	To deliver operational excellence by improving efficiency and reducing costs, innovating and making better use of its resources around the world; and
¿	To empower employees by providing the tools, training and internal culture necessary to better serve the developing needs of Aegon’s customers, while also enabling employees to realize their full potential.

In 2014, Aegon made clear progress toward each of these priorities, helping position the Company’s businesses for the future, and meet the risks and opportunities presented by long-term industry trends.

Optimize portfolio

Aegon continued to optimize its portfolio during 2014 in its core markets in the Americas, Europe and Asia by:

¿	Continuously investing in the rapidly-expanding ‘at-retirement’ market of people in their fifties and sixties who are actively preparing for retirement in the United States and the United Kingdom;
¿	Extending its successful strategic partnership with Banco Santander in Spain to Portugal, providing access to over 2 million additional potential customers through more than 600 branches;
¿	Acquiring the remaining 50% stake of Dutch online car insurance broker onna-onna;

Annual Report on Form 20-F 2014

¿	Agreeing to sell its Canadian business, subject to regulatory approval;
¿	Selling its 35% stake in La Mondiale Participations in France;
¿	Replacing its life insurance joint venture partner in China with technology company Tsinghua Tongfang;
¿	Re-pricing, redesigning and withdrawing products, improving Aegon’s overall product mix to reduce capital requirements and improve profitability; and
¿	Entering into exclusive talks to form a new asset management strategic alliance with La Banque Postale in France.

Enhance customer loyalty

Aegon is expanding its digital distribution capability, strengthening its brands, improving the understanding of customers’s changing needs, and improving customer services by:

Investing in ‘Digital’:

¿	Launching new online products in Spain and Turkey, Aegon now retails online in nearly all its markets, and has also expanded its digital marketing and social media activities;
¿	Relaunching Transamerica.com, including a program targeted at ‘Active Lifestyle customers’ and ‘Your Financial Life’ – a personalized retirement platform that informs people about their retirement readiness and options available to them;
¿	Introducing direct-to-consumer platform Retiready in the UK. Retiready is designed to help people understand whether their finances are on track to meet their retirement ambitions, and offers a range of products to support their retirement needs;
¿	Launching the Mijn Aegon (‘My Aegon’) portal in the Netherlands. Customers can view the status of all their products online, such as their savings and investment accounts, insurance and pension products;
¿	Improving services delivered at customer service centers by, among other things, the implementation of new Customer Relationship Management (CRM) software and training of employees; and
¿	Investing in data analytics. Aegon has established a Customer Intelligence Council and invested in technology to improve the analysis of customer data and statistics, providing valuable customer insights.

Using a common measurement for customer loyalty. Aegon has implemented the Net Promoter Score (NPS) throughout its businesses, enabling the continuous implementation of feedback received from customers, brokers and agents.

Releasing its third annual global Retirement Readiness Survey, raising awareness of retirement needs and Aegon brands. Based on the findings of this report, Aegon published an additional report: ‘Women: balancing family, career & financial security’;

Offering high-quality products and services recognized by third parties, for example:

¿	Transamerica Retirement Solutions recognized as a ‘Best in Class’ retirement plan provider by plan sponsors in Chatham Partners’ 2014 Client Satisfaction Analysis;
¿	Aegon UK awarded the best workplace savings platform at the Platforum Awards 2014;
¿	Mongeral Aegon won the Products and Services category at the 2014 Antonio Carlos de Almeida Braga Innovation in Insurance Awards. The award recognized Mongeral Aegon’s new digital distribution strategy, which integrates traditional distribution channels with their online store, broker-partners stores, business partners stores and the EuPlanejo360° content website;
¿	Aegon Hungary received the award for Financial Institution of the year from Figuelo magazine;
¿	Aegon Czech Republic received two bronze awards in the Nejlepší banka, Best bank and insurance company 2014 awards in the ‘Best life insurance company 2014’ and ‘Insurance innovator’ categories;
¿	Aegon’s joint venture in India, Aegon Religare Life Insurance, won the Marketing Campaign of the Year at the Global Marketing Excellence Awards 2014 in recognition of its innovative ‘Wonder Cook’ marketing campaign;
¿	Aegon the Netherlands was awarded the Gold Award by Social Media Insurance Monitor. The jury recognized that social media was strategically integrated into Aegon’s business and that the stimulating daily content was both customer centric and effective; and
¿	Knab, Aegon’s innovative online bank, was awarded the Gouden Stier (‘Golden Bull’) for the best new investment concept for making investing simple, convenient and accessible.

Deliver operational excellence

Aegon improved efficiency, supported intermediaries and expanded distribution through traditional channels by:

¿	Creating a new ‘Investments & Retirement’ division in the US, combining the Individual Savings & Retirement and Employer Solutions & Pensions divisions;
¿	Pursuing value over volume through a strict pricing discipline. This approach secured profitable, sustainable growth, while ensuring that customer benefits be fully assessed and taken into account through an updated Pricing & Product Development Policy before any new product or service is introduced;
¿	Simplifying Aegon’s offering through product rationalization;
¿	Establishing Aegon’s enterprise IT strategy and the global IT governance framework;
¿	Implementing a tablet-based sales process in Turkey, which will reduce operational costs in addition to improving customer experience; and
¿	Expense savings create room to invest in Aegon’s businesses and accelerate the execution of its strategy.

10	Strategic information Aegon’s strategy

Empower employees

Aegon strengthened employee engagement and improved the working environment by:

¿	Enhancing employee communication with the launch of AsiaNet in Hong Kong (November, 2013) and its rapid expansion to Singapore, Indonesia and Australia in 2014, and by increasing the frequency of ‘Town Hall’ employee meetings;
¿	Running Leadership Development Centers (e.g. Aegon University) and a number of local talent programs;
¿	Organizing a program of meetings and events with senior staff and employees to raise understanding of the link between Aegon’s ‘Purpose and Performance’;
¿	Improving career development by launching an Employee Development Portal and Global Job Vacancy overview, and upgrading Aegon’s careers website;
¿	Promoting workforce diversity by supporting initiatives such as joining Workplace Pride, a foundation that promotes greater acceptance of LGBT (Lesbian, Gay, Bisexual and Transgender) people in the workplace and society, in the Netherlands;
¿	Undertaking the third annual Global Employee Engagement Survey with updated questions;
¿	Preparing the implementation of HR information system ‘Workday’, which will give managers and employees direct access to relevant HR data;
¿	Adapting Aegon’s Remuneration Framework for implementation in 2015 in order to have a stronger focus on relevant targets for employees; and
¿	Using the Employee Net Promoter Score (eNPS) methodology to ensure that Aegon employees are the best promoters of Aegon’s products and solutions.

Market conditions

Despite a weak first half of the year, the global economy continued to grow in 2014, with global output expanding by 3.3%1. However, growth in many countries remained low. Global growth for 2015 is expected to remain stable, with the global economy still facing significant downside risks.

The US economy grew steadily after the first quarter of 2014, reaching annual growth of 2.4%2 – driven by increasing investments by the corporate sector and positive financial conditions. Unemployment declined steadily, while real wages remained flat. Growth is expected to accelerate to around 3% in 2015.

In Europe, growth remained low in 2014. Several factors including tight lending conditions and fiscal contraction continue to slow economic development3. Growth reached 0.8% for the eurozone in 2014, and is expected to increase slightly to 1.3% in 2015. Economic growth in Germany and France rose modestly, at 1.45% and 0.4% respectively. While the Netherlands and Spain came out of recession, Italy’s economy continued to contract, albeit at a lower pace. In the UK, output increased by 2.6%. While all economies in the eurozone are expected to show positive growth in 2015, the growth rate is expected to remain low.

Economic development4 in Central & Eastern Europe remained patchy. While growth continued to be weak in Southeast Europe, development in Hungary, Poland and Turkey remained strong. Overall growth in the region reached 2.7% in 2014, and is expected to remain at around this level in 2015.

While growth5 in emerging markets is still higher than in developed markets, it has decreased since 2011, standing at 4.7% in 2014, and is expected to increase slowly in the coming years. As in Europe, growth in emerging markets varies considerably between countries. China was able to sustain high growth (7.4%) in 2014, which is expected to only slow very slightly to 7.1% in 2015. In India, output also continued to increase in 2014, and is expected to rise to over 6.3% in 2015. In Brazil, economic growth was disappointing, and the economy contracted in the first half of 2014. Overall, its growth for the year stood at only 0.3% in 2014, but is expected to exceed 1.3% in 2015.

The S&P 500 Index and the DAX in Germany continued to rise6 in 2014, whereas the FTSE 100 declined. Driven by the prospect of a more stimulative monetary policy in the eurozone7, - which was announced by the European Central Bank in January 2015 -, the euro lost ground against the US dollar (-11.1%) and the British pound (-6%). The low interest rate environment continued. Yields for 10-year US, UK, German and Japanese government bonds declined during 2014. At the end of the year, German and Japanese bonds8 showed significantly lower yields than those of the US and UK (0.5% and 0.3% versus 2.2% and 1.8% respectively).

Long-term industry trends

The insurance and pensions industry is going through a period of significant change. Aegon, with input from key stakeholders, has

1	Source: For economic figures in this sections (Market conditions) see the IMF World Economic Outlook Database, October 2014 (http://imf.org/external/pubs/ ft/weo/2014/02/weodata/index.aspx).
2	Source: US Department of Commerce (bea.gov/newsreleases/national/gdp/gdpnewsrelease.htm).
3	Source: For economic data in this paragraph: European Economic Forecast Winter 2015 (ec.europe.eu/economy_finance/publications/european_ economy/2015/pdf/ee1_en.pdf).
4	Source: For economic data in this paragraph: IMF World Economic Outlook Database October 2014 (imf.org/external/pubs/ft/weo/2014/02/weodata/index.aspx).
5	Source: For economic data in this paragraph: IMF World Economic Outlook Database October 2014 (imf.org/external/pubs/ft/weo/2014/02/weodata/index.aspx).
6	Source: Stock index data in this paragraph: Bloomberg.com.
7	Source: Exchange rate data from the European Central Bank (ecb.europe.eu/stats/exchange/eurofxef/html/index.en.html).
8	Source: Bond data in this paragraph: Bloomberg.com.

Annual Report on Form 20-F 2014

identified a number of key trends that will shape the life insurance and pension landscape in the years ahead.

Customers’ needs are changing

Rising retirement population will drive demand: with 11% of the world’s population currently aged over 60 years – and projected to be 14% in 2020 and 25% in 2050 – the need for long-term protection and savings/de-accumulation will continue to grow.

The demands of customers young and old are changing fundamentally: less trust in financial institutions, changing views on retirement, and shifting product and distribution demands, are all changing the way financial institutions operate.

Digitization is driving change

Aegon’s competition is shifting to new technologies: competitors and new entrants are experimenting with new value propositions to provide better services to customers, and delivery systems are becoming more agile and efficient.

Reduced safety net: the withdrawal of traditional providers of retirement security such as governments and employers is leading to an increased demand for individualized saving products.

Traditional distribution models remain important with new channels developing: customers are increasingly focusing on purchasing insurance products online, but will continue to purchase complex life insurance face-to-face.

The rise of Big Data: organizations can maximize business value and efficiency and improve customer service by harvesting increasingly large volumes of data.

Markets are developing differently and becoming more volatile

The economy will continue to develop at different speeds across the markets in which Aegon operates: financial services will grow faster in emerging markets (growing wealth, low life insurance penetration and increasing longevity), but with less certainty regarding government policy relating to financial services. This uncertainty will be a key contributory factor to continued market volatility.

Increase in regulations and the demand for responsible behavior

The increasing importance of sustainability and good governance: growing stakeholder pressure is leading to increased focus on the long-term economic, environmental and social performance and impact of companies such as Aegon.

Regulatory requirements are increasing: a number of governments have implemented sudden changes in policy and are issuing new regulations on solvency, transparency and customer protection.

12	Business overview History and development of Aegon

Business overview

History and development of Aegon

Aegon N.V. is an international life insurance, pensions and asset management company domiciled in the Netherlands, with public limited liability company status under Dutch law.

Aegon’s history dates back over 170 years. Aegon N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800s. Aegon is headquartered in the Netherlands and through its subsidiaries employs over 28,000 people worldwide. Aegon’s common shares are listed on stock exchanges in Amsterdam (Euronext) and New York (NYSE).

Aegon’s main operating units are separate legal entities and operate under the laws of their respective countries. The shares of these legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities; Aegon International B.V., which serves as a holding company for the Aegon Group companies of all non-European countries; and Aegon Asset Management Holding B.V., the holding company for some of its asset management entities.

The Company fosters an entrepreneurial spirit within its businesses and encourages the innovation of products and services. New products and services are developed by local business units with a continuous focus on helping people take responsibility for their financial future. Aegon uses a multi-brand, multichannel distribution approach to meet its customers’ needs.

Aegon has the following reportable operating segments: the Americas, which includes the United States, Canada, Mexico and Brazil; the Netherlands; the United Kingdom; and New Markets, which includes a number of countries in Central & Eastern Europe and Asia, in addition to Spain, France, Variable Annuities Europe, and Aegon Asset Management.

Annual Report on Form 20-F 2014

Selected financial data

The financial results in this Annual Report are based on Aegon’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (pages 122-283) of this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2014	2013 1)	2012 1)	2011 1)	2010 1)
Amounts based upon IFRS
Premium income	19,864	19,939	19,049	19,521	21,097
Investment income	8,148	7,909	8,413	8,167	8,762
Total revenues 2)	30,157	29,805	29,327	29,159	31,608
Income/ (loss) before tax	889	1,189	2,005	1,027	1,727
Net income/ (loss)	757	989	1,633	936	1,605

Earnings per common share
Basic	0.29	0.36	0.72	(0.03)	0.67
Diluted	0.29	0.36	0.72	(0.03)	0.61

Earnings per common share B
Basic	0.01	0.01	-	-	-
Diluted	0.01	0.01	-	-	-

[1]    As described in note 2.1.2 amounts have been retrospectively restated for the voluntary change in accounting policy on deferred policy acquisition costs and the use of prospective mortality tables.

[2]    Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

Selected consolidated balance sheet information
In million EUR (except per share amount)	2014	2013 1)	2012 1)	2011 1)	2010 1)
Amounts based upon IFRS
Total assets	424,467	351,860	363,063	343,155	330,158
Insurance and investment contracts	321,384	283,234	277,596	272,105	272,236
(Subordinated) Borrowings and trust pass-through securities	15,049	12,009	13,416	9,377	7,886
Shareholders’ equity	23,957	17,694	21,037	17,545	14,320
[1]	As described in note 2.1.2 amounts have been retrospectively restated for the voluntary change in accounting policy on deferred policy acquisition costs and the use of prospective mortality tables.

14	Business overview Selected financial data

Number of common shares
In thousands	2014	2013	2012	2011	2010
Balance at January 1	2,131,459	1,972,030	1,909,654	1,736,049	1,736,049
Share issuance	-	120,713	-	173,605	-
Stock dividends	14,489	38,716	62,376	-	-
Balance at end of period	2,145,948	2,131,459	1,972,030	1,909,654	1,736,049

Number of common shares B
In thousands	2014	2013	2012	2011	2010
Balance at January 1	579,005	-	-	-	-
Share issuance	2,320	579,005	-	-	-
Balance at end of period	581,326	579,005	-	-	-

Dividends

Aegon declared interim and final dividends on common shares for the years 2010 through 2014 in the amounts set forth in the following table. The 2014 interim dividend amounted to EUR 0.11 per common share. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 19, 2014. At the General Meeting of Shareholders on May 20, 2015, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of EUR 0.12 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for

2014 to EUR 0.23. Proposed dividend for the year and proposed final dividend 2014 per common share B are EUR 0.00575 and EUR 0.003 respectively. Dividends in US dollars are calculated based on the foreign exchange reference rate as published each working day at 14:15 hours by the European Central Bank on the business day following the announcement of the interim dividend or on the business day following the General Meeting of Shareholders approving the relevant final dividend.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total
2010	-	-	-	-	-	-
2011	-	0.10	0.10	-	0.13	0.13
2012	0.10	0.11	0.21	0.12	0.14	0.26
2013	0.11	0.11	0.22	0.15	0.15	0.30
2014	0.11	0.122)	0.23	0.15

[1]	Paid at each shareholder’s option in cash or in stock.
[2]	Proposed.

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

Annual Report on Form 20-F 2014

Exchange rates

Fluctuations in the exchange rate between the euro and the US dollar will affect the dollar equivalent of the euro price of Aegon’s common shares traded on Euronext Amsterdam and, as a result, are likely to impact the market price of Aegon’s common shares in the United States. Such fluctuations will also affect any US dollar amounts received by holders of common shares upon conversion of any cash dividends paid in euros on Aegon’s common shares.

As of March 2, 2015, the USD exchange rate was EUR 1 = USD 1.1190.

The high and low exchange rates for the US dollar per euro for each of the last six months through February 2015 are set forth below:

Closing rates	Sept. 2014	Oct. 2014	Nov. 2014	Dec. 2014	Jan. 2015	Feb. 2015
High (USD per EUR)	1.3136	1.2812	1.2554	1.2504	1.2015	1.1462
Low (USD per EUR)	1.2628	1.2517	1.2394	1.2101	1.1279	1.1197

The average exchange rates for the US dollar per euro for the five years ended December 31, 2014, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate 1)
2010	1.3216
2011	1.4002
2012	1.2909
2013	1.3303
2014	1.3210

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

16	Business overview Business lines

Business lines

Americas

—  United States - Life & Protection

Products with mortality, morbidity and longevity risks, including traditional and universal life, in addition to endowment, term, and whole life insurance products. Accident and health business, including supplemental health, accidental death and dismemberment insurance, critical illness, cancer treatment, credit/disability, income protection, travel and long-term care insurance.

— United States - Investments & Retirement

— Individual Savings & Retirement

Primarily variable annuity products and retail mutual funds. Currently fixed annuities are not actively sold.

— Employer Solutions & Pensions

Offers administrative, compliance, investment and participant services for pension plans, including 401(k) plans; also offers stable value solutions.

—  Canada

Term and permanent life insurance, critical illness insurance and segregated funds. On October 16, 2014, Aegon announced its agreement to sell its Canadian operations to Wilton Re, subject to regulatory approval.

—  Latin America

Brazil: Life and critical illness insurance; private and company pensions; pension scheme administration; and investment funds.

Mexico: Individual life, group life, and health insurance; and saving plans.

The Netherlands

—  Life & Savings

Products with mortality, morbidity, and longevity risks, including traditional and universal life, in addition to employer, endowment, term, whole life insurance products, mortgages, annuity products and saving deposits, including banking products.

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

New Markets

Includes all businesses and operating units in Central & Eastern Europe, Asia, Spain and Portugal, in addition to Aegon’s variable annuity activities in Europe and Aegon Asset Management.

— Central & Eastern Europe

Active in the Czech Republic, Hungary, Poland, Romania, Slovakia, Turkey, and Ukraine. Includes life insurance, individual and group pension products, savings and investments, in addition to general insurance.

— Spain & Portugal

Distribution partnerships with Santander in Spain & Portugal and with Liberbank in Spain. Includes life insurance, accident and health, general insurance and investment products.

— Asia

Joint ventures in China and India selling (term) life insurance and savings products, and in Japan selling variable annuities. Life insurance marketed to high-net-worth individuals via the Transamerica brand in Hong Kong and Singapore. Direct and affinity products marketed throughout Asia by Aegon Direct & Affinity Marketing Services.

— Variable Annuities Europe

Variable annuities offered by Aegon companies operating in Europe and international/offshore bonds for the UK market.

—  Aegon Asset Management

Asset management products, including equity and fixed income, covering third-party clients, insurance-linked solutions, and Aegon’s own insurance companies.

Annual Report on Form 20-F 2014

Results of operations

Results 2014 worldwide

Underlying earnings geographically
Amounts in EUR millions	2014	2013	%
Net underlying earnings	1,416	1,531	(8%	)
Tax on underlying earnings	449	437	3%
Underlying earnings before tax geographically
Americas	1,134	1,314	(14%	)
The Netherlands	558	454	23%
United Kingdom	115	87	32%
New markets	196	227	(14%	)
Holding and other activities	(138)	(113)	(22%	)
Underlying earnings before tax	1,865	1,968	(5%	)

Fair value items	(1,366)	(1,118)	38%
Gains / (losses) on investments	697	500	39%
Net impairments	(34)	(122)	72%
Other income / (charges)	(240)	(52)	-
Run-off businesses	(21)	21	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	900	1,197	43%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	10	8	25%
Income tax	(143)	(208)	(66%	)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(10)	(8)	(25%	)
Net income	757	989	38%

Commissions and expenses	5,892	5,873	-
of which operating expenses	3,312	3,273	1%

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above as well as in note 5 of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico.

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

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented herein. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them. Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (that is, companies may use different local generally accepted accounting principles - GAAPs), and this may make the comparability difficult from period to period.

18	Business overview Results of operations – Worldwide

New life sales
Amounts in EUR millions	2014	2013	%
Americas	552	464	19%
The Netherlands	251	206	22%
United Kingdom	972	1,014	(4%)
New markets	271	228	19%
Total recurring plus 1/10 single	2,045	1,911	7%

Gross deposits (on and off balance)
Amounts in EUR millions	2014	2013	%
Americas	31,849	28,424	12%
The Netherlands	2,781	1,338	108%
United Kingdom	281	281	-
New markets	20,519	14,287	44%
Total gross deposits	55,431	44,330	25%

Worldwide revenues geographically 2014	Americas	The Nether- lands	United Kingdom	New Markets	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Amounts in EUR millions
Total life insurance gross premiums	6,461	3,982	4,859	2,015	(70)	17,246	(351)	16,896
Accident and health insurance premiums	1,874	233	56	163	-	2,326	(11)	2,316
General insurance premiums	-	501	-	224	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	(70)	20,298	(433)	19,864

Investment income	3,312	2,568	2,073	234	2	8,191	(42)	8,148
Fees and commission income	1,485	324	43	623	(237)	2,237	(100)	2,137
Other revenue	2	-	-	3	5	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	(300)	30,735	(578)	30,157

Number of employees, including agent employees	12,865	4,426	2,420	8,617	274	28,602

Underlying earnings before tax by line of business
Amounts in EUR millions	2014	2013	%
Life	628	976	(36%)
Individual Savings & Retirement	665	487	37%
Pensions	507	467	9%
Non-life	46	12	-
Distribution	15	16	(6%)
Asset management	115	95	21%
Other	(138)	(109)	(27%)
Associates	27	24	13%
Underlying earnings before tax	1,865	1,968	(5%)

Annual Report on Form 20-F 2014

Results 2014 worldwide

Aegon’s net income in 2014 amounted to EUR 757 million. Underlying earnings before tax amounted to EUR 1,865 million. Furthermore, results in 2014 were impacted by a loss of EUR 1,366 million on fair value items, which was driven by losses on hedging programs and the impact of assumption changes and model updates, and other charges of EUR 240 million. This was partly offset by realized gains of EUR 697 million, and net impairment charges of EUR 34 million.

Net income

Net income decreased to EUR 757 million compared with 2013, which was driven by lower underlying earnings before tax, higher other charges, higher losses from fair value items and lower income before tax from run-off businesses, partly offset by higher realized gains and lower net impairments.

Underlying earnings before tax

Aegon’s underlying earnings before tax in 2014 decreased 5% to EUR 1,865 million compared with 2013. The benefit of business growth and favorable equity markets was more than offset by the impact of charges for actuarial assumption changes and model updates, and unfavorable mortality in the Americas.

¿	Underlying earnings before tax from the Americas decreased 14% to EUR 1,134 million in 2014 compared with 2013. Growth in variable annuities and pensions was more than offset by the impact of a charge for actuarial assumption changes and model updates, unfavorable mortality in the life business and the impact of lower interest rates.
¿	In the Netherlands, underlying earnings before tax increased 23% to EUR 558 million in 2014 compared with 2013, primarily generated by mortgage production. Underlying earnings before tax growth in 2014 was driven by higher investment income, improved margins on savings, a EUR 45 million employee benefit reserve release resulting from legislation changes in the Netherlands, and improvement in non-life.
¿	Underlying earnings before tax from Aegon’s operations in the United Kingdom amounted to EUR 115 million in 2014. The 32% increase compared with 2013 was primarily the result of improved persistency.
¿	Underlying earnings before tax from New Markets declined 14% to EUR 196 million compared with 2013. A 21% increase in underlying earnings before tax, compared with 2013, from Aegon Asset Management due to higher third-party balances was more than offset by lower underlying earnings before tax in Asia, which was mostly due to charges for actuarial assumption changes and model updates.
¿	Total holding costs increased 22% to EUR 138 million in 2014 compared with 2013. This was mainly as a result of higher net interest costs following a debt issuance to refinance a perpetual security for which the cost was previously accounted for directly through shareholders’ equity.

Fair value items

The results from fair value items amounted to a loss of EUR 1,366 million. The loss was mainly driven by adverse results on hedging programs in the United States (EUR 301 million), adverse fair value movements on interest rate hedges, longevity hedges and result on derivatives where no hedge accounting is applied in the Netherlands (EUR 739 million), the adverse impact of assumption changes and model updates (EUR 123 million), and the underperformance of alternative investments in the United States (EUR 90 million).

Included in the loss on hedging programs in the United States is the loss on fair value hedges without accounting match in the Americas (EUR 251 million), mainly driven by the loss on equity hedges, which were set up to protect Aegon’s capital position, as a result of the strong US equity market performance in 2014.

Underperformance of fair value investments was primarily driven by investments related to the energy sector in the United States, and credit spread tightening in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 697 million and were primarily related to a rebalancing of the fixed income portfolio in the Netherlands and the United Kingdom, and the divestment of a private equity investment in the Netherlands.

Impairment charges

Net impairments improved by EUR 88 million to EUR 34 million in 2014 compared with 2013. In the United States, gross impairments were more than offset by recoveries mostly related to investments in subprime residential mortgage-backed securities.

Other charges

Other charges amounted to EUR 240 million. These were mostly caused by a charge in the Netherlands (EUR 95 million) related to the agreement with the harbor workers’ former pension fund Optas, a provision taken for the closed block of European direct marketing activities (EUR 36 million), a provision for the implementation of the fee cap on pensions in the United Kingdom (EUR 35 million), a provision for the modification of unit-linked policies in Poland (EUR 23 million), and a change in the valuation of fixed assets in Aegon’s Canadian business in anticipation of its divestment (EUR 15 million).

20	Business overview Results of operations – Worldwide

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 21 million, mainly driven by a negative impact from model updates of EUR 32 million.

Income tax

Income tax amounted to EUR 143 million. The effective tax rate on underlying earnings for 2014 was 24%. The effective tax rate on total income was 16%. This was mostly driven by the combined effects of negative fair value items taxed at nominal rates, the reversal of the tax charge in Americas in 2013 related to hedging losses, tax credits and tax exempt items.

Commissions and expenses

Commissions and expenses increased slightly in 2014 compared with 2013 to EUR 5,892 million. Operating expenses increased 1% in 2014 compared with 2013 to EUR 3,312 million. This was mainly because the benefit of an employee benefit reserve release in the Netherlands (EUR 45 million) was more than offset by a provision and expenses related to implementing the upcoming fee cap on pensions in the United Kingdom, and higher expenses to support growth in the United States and the Netherlands.

Production

Compared with 2013, Aegon’s total sales, in 2014, increased 20% to EUR 8.6 billion. This was a result of higher gross deposits, new life sales and production of accident and health and general insurance. In 2014, compared with 2013, gross deposits increased 25% to EUR 55.4 billion, driven by pensions, variable annuities and mutual funds in the United States, production from online bank Knab in the Netherlands, and Aegon Asset Management. Net deposits, excluding run-off businesses, decreased 7% to EUR 9.9 billion compared to 2013, mostly due to a reduction in stable value solutions balances of approximately EUR 3.0 billion and a one-time transfer of pension assets to the Polish government due to legislative changes. New life sales increased 7% compared with 2013 to EUR 2.0 billion, mostly driven by higher universal life production in the United States and Asia, and higher pension production in the Netherlands.

Capital management

In 2014, shareholders’ equity increased EUR 6.3 billion compared with December 31, 2013 to EUR 24.0 billion. This was driven by lower interest rates, which resulted in higher revaluation reserves, and favorable currency exchange rates. During the year, the revaluation reserves increased by EUR 5.3 billion to EUR 8.3 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.3 billion on December 31, 2014. The gross leverage ratio improved to 28.7% on December 31, 2014 compared to the end of 2013, which was mostly as a result of deleveraging. Excess capital in the holding decreased to EUR 1.2 billion on December 31, 2014 compared to 2013 (EUR 2.2 billion), as dividends from business units were more than offset by the impact of cash used for deleveraging, interest payments and operating expenses.

Shareholders’ equity per common share, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.18 on December 31, 2014.

On December 31, 2014, Aegon’s Insurance Group Directive (IGD) ratio stood at 208%. The capital in excess of the S&P AA threshold in the United States remained stable at USD 1.1 billion, as dividends paid to the holding were offset by earnings. The RBC ratio in the United States was ~540% at year-end 2014. In the Netherlands, the IGD ratio, excluding Aegon Bank, was ~215%. The Pillar I ratio in the United Kingdom, including the with-profit fund, was approximately 140% at the end of 2014 reflecting the negative impact of de-risking of the asset portfolio in preparation for Solvency II.

Effective as of March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% and a principal amount of USD 550 million. Effective as of June 15, 2014, Aegon redeemed perpetual capital securities with a coupon of 7.25% issued in 2007 and with a principal amount of USD 1,050 million, equal to approximately EUR 780 million. This transaction was largely financed by the issuance of EUR 700 million subordinated notes with a coupon of 4% on April 25.

On October 16, 2014, Aegon announced the sale of its Canadian operations to Wilton Re for CAD 600 million (EUR 423 million). This transaction will result in a book loss of EUR 0.8 billion at closing and is expected to close in the first half of 2015, subject to regulatory approval.

On November 24, 2014, Aegon announced the sale of its 35% share in La Mondiale Participations to La Mondiale for EUR 350 million, in line with IFRS book value. The proceeds will increase the group’s IGD solvency ratio by approximately 5 percentage points. This transaction was closed on March 3, 2015.

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2014, almost all of which from the Americas. Capital contributions of EUR 0.1 billion were paid to Aegon’s businesses in New Markets.

Annual Report on Form 20-F 2014

Results 2013 worldwide

Underlying earnings geographically
Amounts in EUR millions	2013	2012	%
Net underlying earnings	1,531	1,510	1%
Tax on underlying earnings	437	472	(7%)
Underlying earnings before tax geographically
Americas	1,314	1,294	2%
The Netherlands	454	556	(18%)
United Kingdom	87	90	(3%)
New markets	227	266	(15%)
Holding and other activities	(113)	(224)	50%
Underlying earnings before tax	1,968	1,982	(1%)

Fair value items	(1,118)	(56)	-
Gains / (losses) on investments	500	418	20%
Net impairments	(122)	(176)	31%
Other income / (charges)	(52)	(162)	68%
Run-off businesses	21	14	50%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,197	2,020	(41%)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	8	15	(47%)
Income tax	(208)	(387)	46%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(8)	(15)	47%
Net income	989	1,633	(39%)

Commissions and expenses	5,873	5,817	1%
of which operating expenses	3,273	3,177	3%
New life sales
Amounts in EUR millions	2013	2012	%
Americas	464	520	(11%)
The Netherlands	206	246	(16%)
United Kingdom	1,014	936	8%
New markets	228	253	(10%)
Total life production	1,911	1,955	(2%)
Gross deposits (on and off balance)
Amounts in EUR millions	2013	2012	%
Americas	28,424	27,042	5%
The Netherlands	1,338	1,484	(10%)
United Kingdom	281	37	-
New markets	14,287	10,909	31%
Total gross deposits	44,330	39,472	12%

22	Business overview Results of operations – Worldwide

Worldwide revenues geographically 2013 Amounts in EUR millions	Americas	The Nether- lands	United Kingdom	New Markets	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Total life insurance gross premiums	6,187	3,515	6,537	1,349	(59)	17,529	(416)	17,112
Accident and health insurance premiums	1,787	243	-	170	-	2,200	(10)	2,190
General insurance premiums	-	487	-	194	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	(59)	20,410	(471)	19,939

Investment income	3,370	2,310	2,054	233	-	7,968	(58)	7,909
Fees and commission income	1,273	328	80	583	(238)	2,026	(76)	1,950
Other revenue	4	-	-	2	4	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	(293)	30,413	(608)	29,805

Number of employees, including agent employees	12,256	4,282	2,400	7,651	302	26,891

Underlying earnings before tax by line of business
Amounts in EUR millions	2013	2012	%
Life	976	1,027	(5%)
Individual Savings & Retirement	487	462	5%
Pensions	467	552	(15%)
Non-life	12	15	(20%)
Distribution	16	15	7%
Asset management	95	101	(6%)
Other	(109)	(224)	51%
Associates	24	34	(29%)
Underlying earnings before tax	1,968	1,982	(1%)

Annual Report on Form 20-F 2014

Results 2013 worldwide

Aegon’s 2013 net income amounted to EUR 989 million. Underlying earnings before tax amounted to EUR 1,968 million. Furthermore, results in 2013 were impacted by a loss of EUR 1,118 million on fair value items driven by accounting losses on the hedging programs and long-term economic assumption changes. This was partly offset by lower impairment charges and lower other charges since 2012 included a charge of EUR 265 million in relation to the acceleration of product improvements for unit-linked insurance policies.

Net income

Net income decreased to EUR 989 million compared to EUR 1,633 million in 2012. Higher underlying earnings, realized gains on investments, lower impairments and other charges were more than offset by losses from fair value items.

Underlying earnings before tax

Aegon’s underlying earnings before tax in 2013 decreased 1% to EUR 1,968 million compared to EUR 1,982 million in 2012. Underlying earnings before tax rose from business growth, deleveraging, the positive effects of favorable equity markets and the net positive impact of one-time items. These positive one-time items were only partly offset by the loss of earnings due to divestments in Spain and Aegon Asset Management and the impact of unfavorable currency exchange rates.

¿	Underlying earnings before tax in the Americas improved slightly to EUR 1,314 million. Growth in Variable Annuities and Pensions offset the impact of unfavorable currency exchange rates, lower earnings from Fixed Annuities, higher sales and employee related expenses, and additional investments in technology. At constant currencies, underlying earnings increased by 5%.
¿	In the Netherlands, underlying earnings before tax decreased 18% to EUR 454 million. Improvement in non-life was more than offset by lower Pension earnings, driven mostly by the non-recurring benefit in 2012 from renewals of contracts and Life & Savings, due mostly to reduced policy charges on unit-linked products of EUR 28 million as part of the acceleration of product improvements to unit-linked insurance policies.
¿	Underlying earnings before tax in the United Kingdom amounted to EUR 87 million in 2013, a decline of 3% compared to 2012. The positive impact of higher equity markets was more than offset by adverse persistency of EUR 22 million following the implementation of the Retail Distribution Review and investment in technology.
¿	Underlying earnings before tax from New Markets declined 15% to EUR 227 million. Higher earnings in Asia and Aegon Asset Management, which benefitted from higher asset balances were more than offset by lower earnings in Central & Eastern Europe due to the introduction of the insurance tax in Hungary and the divestments in Spain and Aegon Asset Management.
¿	Total holding costs decreased 50% to EUR 113 million, mainly as a result of lower net interest costs following debt redemptions, lower operating expenses and a gain of EUR 18 million related to interest on taxes.

Fair value items

The results from fair value items amounted to a loss of EUR 1,118 million. The loss was mainly driven by equity macro hedges (EUR 590 million) and long-term economic assumption changes (EUR 405 million) in the Americas and a loss of EUR 118 million in the guarantee portfolio in the Netherlands, which is mainly the result of the tightening of Aegon’s credit spread and model refinements.

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

Realized gains on investments

Realized gains on investments amounted to EUR 500 million and were driven primarily by adjustments to the asset mix in the Netherlands during the second half of the year to bring it in line

24	Business overview Results of operations – Worldwide

with the new regulatory yield curve, as well as normal trading activity.

Impairment charges

Impairment charges improved by EUR 54 million to EUR 122 million in 2013, mostly due to recoveries on investments in subprime residential mortgage-backed securities in the United States.

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

Run-off businesses

The results of run-off businesses improved to EUR 21 million, mainly due to a deferred policy acquisition cost (DPAC) true-up of EUR 11 million in BOLI/COLI (bank/corporate owned life insurance).

Income tax

Income tax amounted to EUR 208 million. The effective tax rate on total income was 17%, driven mostly by the combined effects of negative fair value items taxed at nominal rates, tax credits and tax exempt items. There was also a tax charge of EUR 50 million in the Americas related to hedging losses in 2013, and a benefit of EUR 93 million in the United Kingdom from a reduction in the corporate tax rate from 23% to 20%. The effective tax rate on underlying earnings for 2013 was 21%.

Commissions and expenses

Commissions and expenses in 2013 increased 1% compared to 2012 to EUR 5,873 million. Operating expenses increased 3% to EUR 3,273 million, driven mainly by higher sales and employee performance related expenses due to growth in the Americas, restructuring costs in the Americas and United Kingdom, and higher investments in technology to support future growth.

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

Capital management

The 2013 gross leverage ratio, which is calculated by dividing the total gross financial leverage by the total capitalization, was 33.3%.

Aegon’s Insurance Group Directive (IGD) ratio decreased to 212%, mainly due to the impact of IAS 19 and the switch to the swap curve for regulatory solvency calculations in the Netherlands. The combined risk-based capital ratio of Aegon’s life insurance subsidairies in the United States was approximately 440% of the Company Action Level (CAL) risk-based capital. The IGD ratio in the Netherlands, excluding Aegon Bank, was approximately 240%. The Pillar I ratio in the United Kingdom, including the With Profit fund, was approximately 150% at the end of 2013.

On February 10, 2014, Aegon called for the redemption of the USD 550 million in junior perpetual capital securities with a coupon of 6.875% issued in 2006. The redemption was effective March 15, 2014, when the principal amount of USD 550 million was repaid with accrued interest.

Dividends from and capital contributions to business units

Aegon received EUR 1.5 billion of dividends from its business units during 2013, split between EUR 0.9 billion from the Americas, EUR 0.5 billion from the Netherlands and EUR 0.1 billion from Aegon Asset Management and Central & Eastern Europe. Capital contributions of EUR 0.5 billion were paid to Aegon’s operating units, including EUR 0.4 billion to the United Kingdom.

Annual Report on Form 20-F 2014

Results 2014 Americas

	Amounts in USD millions			Amounts in EUR millions
	2014	2013	%	2014	2013	%
Net underlying earnings	1,082	1,280	(15%)	814	965	(16%)
Tax on underlying earnings	424	463	(8%)	320	349	(8%)

Underlying earnings before tax by business
Life & Protection	199	719	(72%)	150	542	(72%)
Fixed annuities	172	215	(20%)	130	162	(20%)
Variable annuities	671	414	62%	505	312	62%
Retail mutual funds	47	33	42%	35	25	40%
Individual Savings & Retirement	891	662	35%	670	499	34%
Employer Solutions & Pensions	381	350	9%	286	263	9%
Canada	30	4	-	23	3	-
Latin America	5	9	(44%)	4	7	(43%)
Underlying earnings before tax	1,506	1,744	(14%)	1,134	1,314	(14%)

Fair value items	(661)	(1,300)	49%	(497)	(980)	49%
Gains / (losses) on investments	113	145	(22%)	85	110	(23%)
Net impairments	27	(58)	-	21	(44)	-
Other income / (charges)	(69)	95	-	(52)	72	-
Run-off businesses	(28)	28	-	(21)	21	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	889	655	36%	669	493	36%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	4	-	3	3	-
Income tax	(105)	(115)	9%	(79)	(86)	8%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(4)	-	(3)	(3)	-
Net income	784	540	45%	590	407	45%

Life insurance gross premiums	8,585	8,212	5%	6,461	6,187	4%
Accident and health insurance premiums	2,490	2,372	5%	1,874	1,787	5%
Total gross premiums	11,074	10,584	5%	8,334	7,975	5%

Investment income	4,401	4,473	(2%)	3,312	3,370	(2%)
Fees and commission income	1,974	1,689	17%	1,485	1,273	17%
Other revenues	3	6	(50%)	2	4	(50%)
Total revenues	17,453	16,752	4%	13,134	12,622	4%

Commissions and expenses	4,446	4,394	1%	3,346	3,311	1%
of which operating expenses	1,871	1,911	(2%)	1,408	1,440	(2%)

	Amounts in USD millions			Amounts in EUR millions
New life sales	2014	2013	%	2014	2013	%
Life & Protection	615	505	22%	463	380	22%
Canada	75	68	10%	56	51	10%
Latin America	43	42	2%	33	32	3%
Total recurring plus 1/10 single	733	615	19%	552	464	19%

26	Business overview Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
	2014	2013	%	2014	2013	%
New premium production accident and health insurance	1,193	902	32%	898	680	32%

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2014	2013	%	2014	2013	%
Life & Protection	9	11	(18%)	7	8	(13%)
Fixed annuities	323	552	(41%)	243	416	(42%)
Variable annuities	10,235	8,496	20%	7,702	6,402	20%
Retail mutual funds	4,879	4,301	13%	3,672	3,241	13%
Individual Savings & Retirement	15,437	13,349	16%	11,617	10,058	16%
Employer Solutions & Pensions	26,736	24,222	10%	20,121	18,251	10%
Canada	121	125	(3%)	91	94	(3%)
Latin America	18	18	-	14	14	-
Total gross deposits	42,321	37,725	12%	31,849	28,424	12%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2014	2013	December 31, 2014	December 31, 2013
USD			1.3288	1.3272	1.2101	1.3780
CAD			1.4667	1.3674	1.4015	1.4641

Annual Report on Form 20-F 2014

Results 2014 Americas

Net income in 2014 amounted to USD 784 million. Underlying earnings before tax decreased to USD 1,506 million compared with 2013. This was mainly because higher earnings from variable annuities and pensions were more than offset by lower earnings in Life & Protection, mostly due to the impact of assumption changes and model updates, and unfavorable mortality. Higher new life sales increased driven by higher universal life products and gross deposits increased driven by successful expansion of distribution.

Net income

Net income increased to USD 784 million in 2014 compared with 2013. Lower underlying earnings before tax, higher other charges, lower income before tax from run-off business and lower realized gains were more than offset by lower losses from fair value items and net reversals of impairments. Results on fair value items amounted to a loss of USD 661 million, which was primarily related to the impact on hedging programs as a result of lower interest rates and higher equity markets. Realized gains on investments amounted to USD 113 million. Net impairments improved compared with 2013 to a benefit of USD 27 million as recoveries, mostly related to investments in subprime residential mortgage-backed securities, more than offset gross impairments. Other charges were USD 69 million, and were primarily related to a provision for the closed block of European direct marketing activities and a write down of fixed assets in Aegon’s Canadian business in anticipation of the sale, subject to regulatory approval.

Underlying earnings before tax

Underlying earnings before tax in 2014 decreased 14% to USD 1,506 million compared with 2013. Higher underlying earnings before tax in variable annuities and pensions as a result of higher balances due to business growth and favorable markets were more than offset by lower underlying earnings before tax from Life and Protection and fixed annuities.

¿	Underlying earnings before tax from Life & Protection decreased 72% compared to 2013 to USD 199 million as growth from the business was more than offset by the negative impact of assumption changes and model updates (USD 400 million), unfavorable mortality and the impact of lower interest rates. The actuarial assumption updates were primarily related to updated mortality assumptions for the older ages. The model updates were primarily related to changes to modeled premium persistency.
¿	Individual Savings & Retirement underlying earnings before tax increased 35% to USD 891 million compared to 2013. Higher underlying earnings before tax from variable annuities and mutual funds more than offset lower underlying earnings before tax from fixed annuities. Underlying earnings before tax from variable annuities were up 62% to USD 671 million compared to 2013, resulting from the positive impact from actuarial assumption changes and model update of USD 174 million. Excluding this benefit, underlying earnings before tax were up due to higher fee income from higher account balances. Underlying earnings before tax from mutual funds increased 42% to USD 47 million compared to 2013, primarily driven by higher net inflows and favorable markets. Underlying earnings before tax from fixed annuities was down 20% to USD 172 million compared to 2013 as the product is no longer being actively sold. Furthermore, underlying earnings before tax from fixed annuities was adversely impacted by assumption changes amounting to USD 39 million.

¿	Underlying earnings before tax from Employer Solutions & Pensions increased 9% to USD 381 million in 2014 compared to 2013, primarily driven by higher balances as a result of business growth and favorable markets.
¿	Underlying earnings before tax in Canada amounted to USD 30 million in 2014, compared to USD 4 million in 2013. Increase is primarily driven by adverse impact from actuarial assumption changes and model refinements recorded in 2013. In Latin America underlying earnings before tax were down to USD 5 million.

Commissions and expenses

Commissions and expenses increased by 1% in 2014 to USD 4,446 million compared with 2013. Operating expenses decreased 2% in 2014 to USD 1,871 million compared with 2013, mainly as the benefit of lower restructuring costs more than offset higher expenses driven by growth of the business.

Production

New life sales increased 19% in 2014 to USD 733 million compared with 2013 mostly as a result of higher universal life sales. New premium production for accident & health insurance increased 32% in 2014 to USD 1,193 million compared with 2013. This was mostly driven by expanded distribution and higher supplemental health sales due to the Affordable Care Act.

Gross deposits increased 12% in 2014 to USD 42.3 billion compared with 2013. Gross deposits in variable annuities, retail mutual funds and retirement plans were all higher in 2014. Variable annuity gross deposits were up 20% to USD 10.2 billion

28	Business overview Results of operations – Americas

compared with 2013, mainly due to continued focus on key distribution partners and distribution expansion through alternative channels. In 2014, retirement plan gross deposits were also higher compared with 2013, driven by plan takeovers and the focus on retirement readiness by growing customer participation and contributions.

Annual Report on Form 20-F 2014

Results 2013 Americas

	Amounts in USD millions			Amounts in EUR millions
	2013	2012	%	2013	2012	%
Net underlying earnings	1,280	1,228	4%	965	956	1%
Tax on underlying earnings	463	435	7%	349	338	3%

Underlying earnings before tax by business
Life & Protection	719	697	3%	542	542	0%
Fixed annuities	215	257	(16%)	162	200	(19%)
Variable annuities	414	321	29%	312	250	25%
Retail mutual funds	33	25	32%	25	19	32%
Individual Savings & Retirement	662	603	10%	499	469	6%
Employer Solutions & Pensions	350	319	10%	263	248	6%
Canada	4	32	(88%)	3	26	(88%)
Latin America	9	12	(25%)	7	9	(22%)
Underlying earnings before tax	1,744	1,663	5%	1,314	1,294	2%

Fair value items	(1,300)	(85)	-	(980)	(67)	-
Gains / (losses) on investments	145	238	(39%)	110	186	(41%)
Net impairments	(58)	(151)	62%	(44)	(117)	62%
Other income / (charges)	95	(37)	-	72	(28)	-
Run-off businesses	28	19	47%	21	14	50%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	655	1,647	(60%)	493	1,282	(62%)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	4	-	3	3	-
Income tax	(115)	(322)	64%	(86)	(251)	66%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(4)	-	(3)	(3)	-
Net income	540	1,325	(59%)	407	1,031	(61%)

Life insurance gross premiums	8,212	8,405	(2%)	6,187	6,541	(5%)
Accident and health insurance premiums	2,372	2,356	1%	1,787	1,833	(3%)
Total gross premiums	10,584	10,761	(2%)	7,975	8,374	(5%)

Investment income	4,473	4,694	(5%)	3,370	3,654	(8%)
Fees and commission income	1,689	1,512	12%	1,273	1,177	8%
Other revenues	6	6	-	4	5	(20%)
Total revenues	16,752	16,973	(1%)	12,622	13,210	(4%)

Commissions and expenses	4,394	4,319	2%	3,311	3,362	(2%)
of which operating expenses	1,911	1,823	5%	1,440	1,419	1%

30	Business overview Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
New life sales	2013	2012	%	2013	2012	%
Life & Protection	505	563	(10%)	380	438	(13%)
Canada	68	60	13%	51	47	9%
Latin America	42	45	(7%)	32	35	(9%)
Total recurring plus 1/10 single	615	668	(8%)	464	520	(11%)

	Amounts in USD millions			Amounts in EUR millions
	2013	2012	%	2013	2012	%
New premium production accident and health insurance	902	905	-	680	705	(4%)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2013	2012	%	2013	2012	%
Life & Protection	11	12	(8%)	8	9	(11%)
Fixed annuities	552	371	49%	416	289	44%
Variable annuities	8,496	5,350	59%	6,402	4,163	54%
Retail mutual funds	4,301	3,437	25%	3,241	2,675	21%
Individual Savings & Retirement	13,349	9,158	46%	10,058	7,127	41%
Employer Solutions & Pensions	24,222	25,383	(5%)	18,251	19,755	(8%)
Canada	125	177	(29%)	94	138	(32%)
Latin America	18	17	6%	14	13	8%
Total gross deposits	37,725	34,747	9%	28,424	27,042	5%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2013	2012	December 31, 2013	December 31, 2012
USD			1.3272	1.2849	1.3780	1.3184
CAD			1.3674	1.2839	1.4641	1.3127

Annual Report on Form 20-F 2014

Results 2013 Americas

Net income of USD 540 million for the year 2013 was negatively impacted by long-term economic assumption changes and losses on equity macro hedges, which have been put in place to protect Aegon’s capital position. Underlying earnings before tax increased to USD 1,744 million in 2013, mainly driven by higher earnings from variable annuities and pensions. New life sales decreased, primarily due to focus on profitability of universal life products, while gross deposits increased.

Net income

Net income for the Americas decreased to USD 540 million in 2013. Higher underlying earnings, other income as well as lower impairments were more than offset by the increase of the loss on fair value items. Results on fair value items amounted to a loss of USD 1,300 million, which were primarily the result of long-term economic assumption changes of USD 514 million and the loss on equity hedges of USD 804 million, which was primarily caused by rising equity markets. Realized gains on investments amounted to USD 145 million, while impairment charges improved to USD 58 million. Other income was USD 95 million, mainly related to gains of USD 265 million on the recapture of certain reinsurance contracts being partly offset by increased accruals of USD 94 million in connection with the Company’s use of the U.S. Social Security Administration’s death master-file and restructuring charges of USD 48 million.

Underlying earnings before tax

2013 underlying earnings before tax increased 5% to USD 1,744 million as higher earnings in variable annuities and pensions from business growth and favorable equity markets more than offset lower earnings in fixed annuities.

¿	Life & Protection underlying earnings before tax increased 3% to USD 719 million, as growth of the business was partially offset by the negative impact of lower reinvestment rates due to the low interest rate environment.
¿	Underlying earnings before tax from Individual Savings & Retirement increased 10% to USD 662 million, as higher earnings from variable annuities and mutual funds more than offset lower earnings from fixed annuities. Earnings from variable annuities were up 29% to USD 414 million, primarily driven by higher net inflows and favorable equity markets. Earnings from mutual funds increased 32% to USD 33 million, resulting from growth of the business and favorable markets.
¿	Employer Solutions & Pensions underlying earnings before tax increased 10% to USD 350 million in 2013, which was primarily the result of strong net pension inflows and favorable equity markets.
¿	Underlying earnings before tax from Canada decreased to USD 4 million, primarily as a result of actuarial assumption changes and model refinements. In Latin America underlying earnings before tax were down to USD 9 million.

Commissions and expenses

Commissions and expenses increased by 2% to USD 4,394 million in 2013 compared with 2012. Operating expenses increased by 5%, to USD 1,911 million, primarily the result of higher sales and employee performance related expenses, investments to expand Aegon’s digital capabilities and restructuring costs.

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

32	Business overview Results of operations – Americas

Overview of Americas

Aegon Americas comprises Aegon USA, which operates under the Transamerica brand, together with operations in Brazil and Mexico.

Aegon USA

Aegon USA is one of the leading1 life insurance organizations in the United States, and the largest of Aegon’s operating units worldwide. It administers millions of policies and employs almost 10,000 people. Many of the Aegon USA’s companies operate under the Transamerica brand, one of the best known names2 in the United States insurance business. Its companies have existed since the mid-19th century, and its main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland – with affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, Aegon USA provides a wide range of life insurance, pensions, long-term savings and investment products.

Like other Aegon companies, Aegon USA uses a variety of distribution channels to help customers access its products and services as best suits their needs. Aegon USA has long-standing relations with banks across the United States, and also distributes products and services through agents, broker-dealers, Registered Representatives (RR), the internet, and direct and worksite marketing.

Aegon Brazil

In 2009, Aegon acquired a 50% interest in Mongeral Aegon Seguros e Previdência S.A., Brazil’s fourth largest independent (i.e. non-bank affiliated) life insurer. As of December 31, 2014, Aegon Brazil had approximately 500 employees.

Aegon Mexico

In 2006, Aegon acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. As of December 31, 2014, Aegon Mexico had approximately 25 employees. Aegon has entered into a joint venture with Adminstradora Akaan S.A. de C.V. to create Akaan-Aegon S.A.P.I. de C.V. to explore financial service opportunities. This organization is in the startup process and will initially focus on third-party asset management.

Aegon Canada

On October 16, 2014, Aegon announced that it reached a decision to sell its Canadian operations to Wilton Re, subject to regulatory approval. Based in Toronto, Aegon Canada offered a range of insurance products and financial services, primarily through its Transamerica Life Canada and Canadian Premier Life subsidiaries. As of December 31, 2014, Aegon Canada had approximately 550 employees.

Organizational structure

Aegon USA

Aegon USA was founded in 1989 when Aegon brought all of its operating companies in the United States together under a single financial services holding company: Aegon USA, LLC. Business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this document refers to the operating subsidiaries in the United States, through which Aegon USA conducts business. Aegon USA has operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Aegon USA’s primary insurance subsidiaries are:

¿	Transamerica Life Insurance Company;
¿	Transamerica Financial Life Insurance Company;
¿	Transamerica Advisors Life Insurance Company;
¿	Transamerica Premier Life Insurance Company;
¿	Stonebridge Life Insurance Company; and
¿	Transamerica Casualty Insurance Company.

In 2014, Aegon’s subsidiary companies in the United States contained three divisions operating through one or more of the Aegon USA life insurance companies:

¿	Life & Protection;
¿	Individual Savings & Retirement;
¿	Employer Solutions & Pensions.

In July 2014, Aegon announced that it was combining the Individual Savings & Retirement and Employer Solutions & Pensions divisions into one single division called ‘Investments & Retirement’. The transition was finalized in the second half of 2014 and consolidated financial reporting for the new division began January 1, 2015. For this reason, Aegon’s 2014 Annual Report reflects the financial results of the two former divisions.

These divisions, described in greater detail below, represent groups of products and services that Aegon USA’s operating companies sell through a number of distribution methods and sales channels. The business structure is designed to enable Aegon USA to manage and improve the efficiency of the organization and operating processes, identify business synergies, and pursue cross-selling opportunities. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of Aegon USA’s licensed insurance or brokerage subsidiary companies.

1	Source: LIMRA.
2	Source: Brand Power Analysis.

Annual Report on Form 20-F 2014

Overview of sales and distribution channels

Aegon USA

Aegon USA uses a variety of sales and distribution channels in the United States. These include:

¿	Affinity groups;
¿	Banks;
¿	Benefit consulting firms;
¿	Direct to consumer;
¿	Independent and career agents;
¿	Independent marketing organizations;
¿	Institutional partners;
¿	Regional and independent broker-dealers;
¿	Registered Representatives (RR);
¿	Third-party administrators (TPAs);
¿	Wirehouses; and
¿	Worksite.

In addition, Aegon USA provides a range of online products and services, together with using direct and worksite marketing. In general, Aegon USA companies are focused on particular products or market segments, ranging from lower income to high-net-worth individuals, and from small to large corporations.

Aegon Canada

Transamerica Life Canada (TLC) provides life insurance and other protection products to Canadian consumers. By working through a variety of distribution channels, TLC has acquired a national network of thousands of independent advisors. These advisors provide middle market Canadians with individual life insurance and protection products. Canadian Premier offers simplified life, group creditor and accident and sickness coverage. Distribution channels include:

¿	Agencies owned by Transamerica Life Canada;
¿	Bank and credit union affinity partners;
¿	Bank-owned national broker-dealers and mutual fund dealers;
¿	Independent and career agents; and
¿	Independent managing general agencies.

Overview of business lines

Aegon USA

Life & Protection

Life & Protection (L&P) offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Consumers may choose to purchase directly or through independent agents, career agents, the worksite, or affinity groups.

Products

Products offered include whole life, universal life, variable universal life, indexed universal life and term life insurance, in addition to supplemental health, specialty insurance, and long-term care protection.

Term life insurance

Term life insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period.

Universal life insurance

Universal life insurance is flexible permanent life insurance that offers the low-cost protection of term life insurance as well as a savings element, which is invested to provide a cash value buildup. The death benefit, savings element and premiums can be reviewed and altered as a policyholder’s circumstances change. A version of this product has ‘secondary guarantees,’ which guarantee continuation of the life insurance if the customer consistently pays an agreed minimum amount of premium each year.

Variable universal life insurance

Variable universal life insurance is cash-value life insurance that offers both a death benefit and an investment feature. The premium amount for variable universal life insurance is flexible and may be changed by the consumer as required, although these changes can result in a change in the coverage amount. The investment feature usually includes ‘sub-accounts,’ which function like mutual funds and can provide exposure to stocks and bonds. This exposure offers the possibility of an increased rate of return over a normal universal life or permanent insurance policy.

Indexed universal life insurance

Indexed Universal Life (IUL) insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of cash value insurance is the way interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part of the performance of one or more major stock market indices. The credited interest is based on the index but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It’s an appealing alternative to regular Universal Life – for which interest is credited at a fixed rate – and Variable Universal Life, in which the cash value is directly exposed to the ups and downs of the market.

Whole life insurance

Whole (or permanent) life insurance provides lifelong death benefit protection provided that the premiums required are paid, while accumulating tabular cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Other life insurance

Life products also include life insurance sold as part of defined benefit pension plans, single premium products, and additional optional benefits.

34	Business overview Results of operations – Americas

Supplemental health and specialty insurance

Supplemental health insurance products are sold through affinity relationships and licensed agents, and directly to consumers. Products include accidental death, other injury, critical illness, hospital indemnity, Medicare supplement, Medicare Part D, retiree medical and student health. Specialty insurance lines include travel and creditor (installment, mortgage or guaranteed auto protection) products.

Long-term care insurance

Long-term care (LTC) insurance products provide benefits to policyholders that require care due to a chronic illness or cognitive impairment. LTC insurance serves as an asset protection tool by reimbursing policyholders for costly expenses associated with LTC services, and it may also help a family better manage the financial, health and safety issues that are associated with LTC.

Sales and distribution

The L&P division is organized by distribution channel to better align with consumers. It is supported by a shared services platform. Each channel has primary target market segments on which it focuses. The L&P distribution channels fall into four main categories: affinity, agency, brokerage and worksite.

Affinity

The affinity group markets to members/customers under the endorsement of affinity relationships such as associations, employers, financial institutions, retailers and other sponsor groups. Life, supplemental health and specialty accident products are offered through a variety of direct response marketing channels.

Agency

The agency groups include independent and career agents, World Financial Group and a registered independent broker/dealer/ investment advisor. These channels provide life insurance (term life, universal life, variable and indexed universal life and whole life), long-term care and supplemental health products to the middle market. The broker/dealer offers financial products and services that help clients create and protect wealth.

Brokerage

The brokerage group offers life and long-term care insurance products and services through independent brokerage distributors and financial institutions to affluent, emerging affluent and middle income individuals, families and businesses. These products are designed for family protection, business needs, and estate and legacy planning.

Worksite

The L&P division is active in the worksite market via Transamerica Employee Benefits (TEB). TEB offers life and supplemental health insurance products through employers, labor unions and trade associations. TEB’s comprehensive portfolio includes universal life, whole life and term life insurance, in addition to accident, critical illness, cancer, hospital indemnity, medical expense indemnity, short-term disability, and dental policies. A number of these products provide insureds with lump sum or specified income payments if hospitalized, disabled or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance. In addition, TEB offers stop-loss insurance to employers to protect against catastrophic losses under self-funded health plans.

Direct to consumer

Transamerica Direct is the business unit that directly targets both broad market and strategic segments via multiple channel touch points and the newest technologies, in order to provide new and existing customers with easy access to the insurance, investment and retirement solutions they want.

Investments & Retirement

The operations of two former divisions, Individual Savings & Retirement and Employer Solutions & Pensions, merged on July 1, 2014. Individual Savings & Retirement focused on the individual investor in mutual funds and variable and fixed annuities, while Employer Solutions & Pensions primarily served the employer market with retirement plan products and services. Together, they offer a wide range of investment solutions to serve customers to and through retirement – first, as they accumulate assets, and second, as they manage them to generate retirement income.

Individual markets

Through its insurance companies, broker-dealers and investment advisors, Aegon USA offers a wide range of savings and retirement products and services for individual investors, including mutual funds and variable and fixed annuities. The Investments & Retirement (I&R) division administers and distributes these products through a variety of channels, including wirehouse firms, banks, regional broker-dealers, independent financial planners, and direct to consumer.

Products

Aegon USA’s fee-based business comprises asset management and insurance products that generate fee income by providing investment management, administrative or risk transfer services. In general, fee income is sensitive to withdrawals and equity market movements.

Aegon USA’s operations provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts, and asset allocation services.

The operations in the United States provide fund managers with oversight for the Transamerica mutual funds. Aegon USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on a number of qualitative and quantitative factors.

Annual Report on Form 20-F 2014

Mutual funds

Transamerica Asset Management (TAM) is a sub-advised or ‘manager of managers’ fund platform. Fund managers can include those affiliated with Transamerica. TAM earns investment management fees on investment products managed by these affiliated and unaffiliated sub-advisors. TAM pays these affiliated and unaffiliated sub-advisors a fee.

Variable annuities

Variable annuities are sold to individuals and retirement plans in the United States. Variable annuities allow policyholders to accumulate assets for retirement on a tax-deferred basis, and to participate in equity or bond market performance. Variable annuities allow policyholders to select payout options designed to help meet their need for income upon maturity, including lump sum payment, or income for a fixed period or life. Variable annuities have a maturity date at which benefits must be used, or the contract surrenders. This date usually corresponds to the annuitant’s age, with a maximum age of 99 years.

Premiums paid on variable annuity contracts are invested in underlying funds chosen by the policyholder, including bond and equity funds, and types of asset-allocation funds. A fixed interest account is available on most products, and the underlying funds are selected by the policyholder – within certain boundaries – based on his or her preferred level of risk. The vast majority of assets and liabilities related to this product are legally segregated in separate accounts of the insurance company for the benefit of variable annuity policyholders. These separate accounts are classified as investments for the account of policyholders on Aegon’s statement of financial position. Variable annuity contracts contain riders, such as guaranteed minimum death, maturity, withdrawal, accumulation or income benefits.

The account value of variable annuities reflects the performance of the underlying funds. Aegon USA earns mortality and expense charges, in addition to various types of rider fees, for providing guarantees and benefits. In general, surrender charges are not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty remains. Collected surrender charges are typically used to recoup unamortized deferred acquisition costs.

A guaranteed minimum withdrawal benefit is offered on a number of variable annuity products that Aegon USA has either issued or assumed from a ceding company. This benefit guarantees that a policyholder may withdraw a certain percentage of the income base, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable annuity contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, upon the death of the insured the beneficiaries receive either the account balance or the guaranteed amount upon the death of the insured – depending on which is greater. The guaranteed minimum income benefit feature, which has not been offered on new business since 2003, provides for minimum payments if the policyholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the policyholder, less any withdrawals, and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

These guaranteed benefits subject the Company to interest rate risk, market risk, and policyholder behavior risk. Poor market performance may cause the guaranteed benefits to exceed the policyholder account value.

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

Fixed annuities

Fixed annuities include deferred annuities, fixed index annuities, and immediate annuities. These product lines have been de-emphasized due to the low interest rate environment. A fixed annuity exposes Aegon to interest rate risk, in addition to behavior and mortality risk. The insurer’s interest rate risk may be mitigated through product design, close Asset Liability Management (ALM) and hedging, although the effects of policyholder behavior cannot be fully mitigated. Immediate annuities have lower behavior risks than deferred annuities, but contain interest rate risk, and longevity risk if annuity payments are life contingent.

Income from fixed annuities is generated by spread on investment earnings over the credited rate, policy fees if applicable, and surrender charges. Fees and surrender charges are not a large source of revenue on fixed annuities.

An immediate annuity is purchased with a single lump sum premium payment, and the benefit payments generally begin within a year of purchase. The benefit payment period may be for a fixed period, for as long as the beneficiary is alive, or for a combination of the two. Some immediate annuities and payout options under deferred annuities also offer the owner or beneficiaries the option to surrender the annuity to have access to the account value if needed for unexpected events.

The policyholder may surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed annuities have a specified crediting rate that may be reset periodically at

36	Business overview Results of operations – Americas

the Company’s discretion after an initial guarantee period. Fixed annuity contracts in the United States also offer guaranteed minimum surrender values and payout options. Fixed annuities have a maturity date at which benefits must be used, or the contract surrendered. This date normally corresponds to the annuitant’s age, up to a maximum of 95 years. Upon maturity of the annuity, the policyholder’s payout options include a lump sum payment, income for life, or payment for a specified period of time.

Minimum interest rate guarantees exist in all generations of fixed annuity products, as they are required by state non-forfeiture regulations. The average minimum interest rate guarantees and the average current credited rate of the in-force fixed annuity block are approximately 2.62% and 2.92% respectively (as of the fourth quarter 2014). Equity indexed annuities offer additional returns that are index-linked to published stock market indices and proprietary indices, with a minimum cash value equal to a percentage of the premium increased at a minimum fixed or variable rate. Equity indexed annuities make up a small fraction of the in-force business. Certain fixed annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders may surrender their contracts without incurring any surrender charges.

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

Transamerica Financial Advisors (TFA) provides a range of financial and investment products, operating as a retail broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the Securities and Exchange Commission (SEC). Products offered by TFA include mutual funds, variable life insurance, variable annuities and other securities.

Employer market

Aegon USA offers retirement plans, pension plans, and pension-related products and services to employers, in addition to step-by-step guidance to people that are transitioning to, or living in, retirement related to five key areas: lifestyle, investments, health care, protection and income.

Aegon USA covers a range of different retirement plans, including:

¿	401(k) - a type of deferred compensation plan sponsored by a corporation (including subchapter S), self-employed individual, sole proprietorship, partnership or non-profit organization;
¿	403(b) - a type of deferred compensation plan for certain employees of tax-exempt organizations and certain members of the clergy;
¿	457(b) - a type of deferred compensation plan sponsored by governmental and certain non-governmental employers in the United States;
¿	Deferred compensation plan - a plan or agreement that defers the payment of a portion of the employee’s compensation to a future date, and that may also include a contribution made by the employer for the employee’s benefit;
¿	Defined benefit - a pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age;
¿	Defined contribution - a plan in which the contributions made to the plan by the employee and/or employer are allocated to the employee’s individual account under the plan. Examples of defined contribution plans include 401(k) plans, 403(b) plans, 457(b) plans, money purchase plans and profit-sharing plans; and
¿	Profit-sharing - a type of defined contribution plan in which the employer may make a contribution, on behalf of the plan participants, to the plan each year, either out of the company’s profits or from otherwise.

Products

Retirement plans

Transamerica Retirement Solutions is a leading provider of retirement plans in both the institutional market (mid- to large-sized organizations) and the emerging market (small US employers).

In the institutional market, Transamerica Retirement Solutions offers a wide array of investment options designed to create a fully customized investment line-up for clients, and a personalized retirement funding strategy for their retirement plan participants. Transamerica Retirement Solutions’ open architecture investment platform provides access to a broad range of investment options, including institutional and retail mutual funds, registered or non-registered variable annuities, and a collective investment trust. The investment options offered in each plan are selected by the client or the client’s financial advisor.

In the emerging market, Transamerica Retirement Solutions offers fully bundled and partially bundled retirement plan solutions to small and mid-sized employers. These plans are predominantly supported by a group variable annuity product,

Annual Report on Form 20-F 2014

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

Stable Value Solutions

Transamerica Stable Value Solutions (SVS) provides synthetic Guaranteed Investment Contracts (GICs) in the United States, primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. SVS provides a synthetic GIC ‘wrapper’ around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants, and provides book value benefit-responsiveness.

Sales and distribution

Transamerica Retirement Solutions provides a comprehensive and customized approach to retirement plan management for mid- to large-sized defined contribution, defined benefit and non-qualified deferred compensation retirement plans. Transamerica Retirement Solutions’ institutional market clients are generally organizations with 250 to 100,000 employees, and between USD 20 million and USD 2 billion in retirement assets.

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

For those individual plan participants who are in transition due to losing or changing jobs, or planned retirement, Transamerica Retirement Solutions provides personal retirement services by telephone through a team of experienced registered representatives and investment advisors. In addition, Transamerica Retirement Solutions provides pre-retirees guidance and support to transition to and through retirement. Transamerica Retirement Solutions offers a variety of solutions, including Individual Retirement Accounts (IRAs), advisory services, annuities and access to other insurance related products and resources. Each ‘plan for retirement’ can be tailored to the goals and needs of the individual.

Latin America

Aegon’s business in Latin America comprises a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer, and a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. Mongeral Aegon’s insurance activities include pension product distribution, individual and group life insurance products, and administrative services. Seguros Argos’s primary product is a 20-year term life insurance product. Both insurance companies distribute their products in the worksite market. Aegon is also a 50% owner of a joint venture with Adminstradora Akaan S.A. de C.V. to create Akaan-Aegon S.A.P.I. de C.V. to explore financial service opportunities. This organization is in the startup process and will initially focus on third-party asset management.

Run-off businesses

Institutional spread-based business

This business was put into run-off in 2009. The primary products included Guaranteed Investment Contracts (GICs), Funding Agreements (FAs), and Medium Term Notes (MTNs).

Guaranteed investment contracts and funding agreements

GICs were generally issued to tax qualified plans, while FAs and MTNs were typically issued to non-tax qualified institutional investors.

GICs and FAs are spread-based products issued on a fixed-rate or floating-rate basis. They provide the customer with a guarantee of principal and a specified rate of return. Some spread products were issued by pledging – selling with the intent to repurchase – or lending investment securities that serve as collateral for these products. Practically all of the liabilities represented by the fixed-rate contracts were effectively converted to a floating-rate via swap agreements, and contracts issued in foreign currencies were converted at issuance to US dollars through swap agreements to eliminate currency risk. Credited interest on floating-rate contracts normally resets on a monthly basis to various market indices. The term of the contract may be fixed – generally from six months to ten years – or have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a published index designated in the contract. Futures or swap contracts are used to hedge the

38	Business overview Results of operations – Americas

market risk on market-indexed contracts and effectively convert such contracts to a floating-rate.

Medium-term notes

Before 2009, Aegon USA utilized consolidated special purpose entities to issue MTNs that are backed by FAs. The proceeds of each note series were used to purchase an FA from an Aegon insurance company, which was used to secure that particular series of notes. The payment terms of any particular series substantially matched the payment terms of the FA that secured that series.

Payout annuities

Payout annuities are a form of immediate annuity. Aegon USA has since 2003 no longer issued these contracts, but continues to administer the closed block of business. These contracts were typically purchased as a result of a lawsuit or claim, with the injured party receiving special tax treatment. Rather than paying the injured party a lump sum, the payments were structured as a lifetime annuity with mortality risk, a period certain annuity, or a combination of both.

Bank- and corporate-owned life insurance

Aegon USA services life insurance products sold to the bank- and corporate-owned life insurance (BOLI/COLI) market in the United States. BOLI/COLI helps institutional customers fund long-term employee benefits such as executive compensation and post-retirement medical plans. The corporation insures key employees, and is the owner and beneficiary of the policies. New sales of BOLI/COLI were discontinued in 2010.

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

Competition

Competitors of Aegon Americas’ companies include other large and highly-rated insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds. Aegon USA leverages long-term relationships with many institutions to offer them product lines such as variable annuities, life insurance, mutual funds, and 401(k) products.

In the United States, the Life & Protection division faces competition from a variety of carriers. Leading competitors include AIG, Genworth, John Hancock, Lincoln National, MetLife, and Prudential. In Canada, the primary competitors are Industrial-Alliance, Manulife Financial, Power Corporation (comprising Canada Life, Great West Life, London Life), and Sun Life Financial. The result is a highly competitive marketplace and increasing commoditization in many product categories.

Aegon USA markets variable universal life, mutual funds, and variable annuities to middle-income clients with equity investment objectives. Variable annuity sales are often driven by the competitiveness of the living benefits offered by competitors, with most product development focusing on guaranteed lifetime withdrawal benefits, which guarantee lifetime withdrawals of a certain amount under certain conditions. There is continued interest, and strong competition among providers, in guaranteed lifetime withdrawal products. Aegon USA competes in the variable annuity marketplace. It maintains an effective wholesaling force, and focuses on strategic business relationships and products with competitive features, benefits and pricing. Aegon USA’s primary competitors in the variable annuity market are AIG, Jackson National, Lincoln National, MetLife, Nationwide, and Prudential.

The top five competitors in the mutual fund market are American Funds, Fidelity, Vanguard, PIMCO, and T. Rowe Price.

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

Regulation and supervision

Aegon USA

Aegon USA’s insurance companies are subject to regulation and supervision in the states and jurisdictions in which they transact business, maintain offices or otherwise have a business presence. Regulators in each of those states and jurisdictions have broad powers to grant or revoke licenses to transact business, regulate

Annual Report on Form 20-F 2014

trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution, fines, sanctions or other monetary penalties for failure to comply with applicable regulations. The international businesses of Aegon USA are governed by the laws and regulations of the countries in which they transact business, maintain offices or otherwise have a business presence.

Insurance companies are subject to a mandatory audit every three to five years by their domestic state insurance departments, and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, on a targeted, random or cyclical basis. Some state Attorneys General have also commenced investigations into a number of insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales, marketing and operational practices. Aegon USA continues to focus on these compliance issues, and costs may increase as a result of these regulatory activities.

State insurance regulators have risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC). The RBC Model Act (Model Act) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of the Aegon USA insurance companies currently exceed all of the regulatory action levels as defined by the Model Act. Any modification of these adjusted capital levels by the regulators or rating agency capital models may impact Aegon USA. The statutory accounting (reserve) requirements for term and universal life products are widely acknowledged to be very conservative. These continue to cause capital strain for the life insurance industry and, in volatile market conditions, funding for these reserves is challenging.

In 2010, the NAIC amended its Insurance Holding Company System Regulatory (Holding Company) Act to enhance disclosure to regulators about risk exposure insurer’s face from within their holding company system. Pre-existing insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States already impose various limitations on investments in affiliates, and require prior approval of the payment of dividends above certain threshold levels by the licensed insurer to Aegon or its affiliates. The 2010 revisions to the Holding Company Act also authorized supervisory colleges, and at the end of 2014 the NAIC added a framework in that model for determining the group-wide supervisor of internationally active insurance groups. In response to international developments, the NAIC also passed a new Own

Risk and Solvency Protection Model Act and Guidance Manual, to come into effect in 2015. The NAIC passed a revised Model Standard Valuation Law (SVL) and Valuation Manual, which together established Principles-Based Reserving (PBR) in 2012. 20 states, including Iowa, had passed the SVL as of the end of 2014. As adoption by a supermajority of states is required for PBR to be effective in any state, the effective date of PBR is expected to be 2016 or later. The NAIC adopted a conceptual framework for regulation of captives in 2014. The final changes to the use of captives on the Company cannot be predicted at this time. NAIC also passed a new model on corporate governance standards in late 2014.

Although historically the federal government of the United States has not regulated the insurance business, many federal laws impact the insurance business in a variety of ways. US federal and state privacy laws and regulations impose restrictions on financial institutions’ use, disclosure, and security of customer information, including obligations in the event of data security breaches. Congress is considering proposals intended to assist in combating cyber-threats. Proposals designed to assist the federal government in combating cyber-threats could impose additional obligations on companies to provide information relative to the effort. At this time, it is uncertain what impact, if any, these proposals may have on insurers.

In addition to the US Congress, non-traditional insurance regulators are increasingly involved in insurance matters traditionally reserved for state regulation. The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), enacted in 2010, established the Federal Insurance Office (FIO). While the FIO has no direct regulatory authority over US insurers, it does have certain authority to represent the US government in establishing international regulatory standards for insurers, and to represent the US insurance industry in international matters. The FIO is also authorized to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry.

The Dodd-Frank Act has entrusted to the Board of Governors of the Federal Reserve Board (the ‘Federal Reserve’) a significant regulatory role with respect to life insurers that are either designated as systemically significant (‘SIFIs’) or have a bank within the group. The Federal Reserve is responsible for prudential supervision of SIFIs, including development of enhanced capital standards for insurer SIFIs. In late 2014, the Insurance Capital Standards Act was enacted. This provides the Federal Reserve with the authority to develop insurance-centric capital standards for insurer SIFIs. Finally, the International Association of Insurance Supervisors (IAIS), which includes the Federal Reserve, FIO and representatives of state regulators, is developing international capital and supervisory standards for internationally active insurance groups (‘IAIGs’), such as Aegon. The extent to which these developments or the activities of the

40	Business overview Results of operations – Americas

FIO and the Federal Reserve will impact Aegon USA and the regulation of insurance in the United States, or life insurers in the United States or internationally, is still to be determined.

Federal laws and the rules of the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do Not Call Registry. In addition, proposals to place restrictions on direct mail are considered from time to time by the US Congress and states. These existing restrictions have an adverse impact on the telemarketing efforts of Aegon USA, and new proposals, if enacted, will likely have a further impact on mail efforts. Proposed Federal Reserve Board disclosures regarding credit insurance provided in connection with a loan, if enacted as proposed, would adversely impact the market for credit insurance.

Many supplemental health insurance products offered by the Aegon USA companies, such as Medigap, are subject to both federal and state regulation as health insurance. The Patient Protection and Affordable Care Act (PPACA), enacted in 2011, significantly changes the regulation of health insurance and delivery of health care in the United States, including in certain respects, the regulation and delivery of supplemental health insurance products. Individual states are required to establish health care exchanges for the purchase of health care insurance by individuals. The extent to which employers may discontinue their provision of supplemental health insurance products to retired employees and the extent to which supplemental health insurance products may be sold through state exchanges may significantly impact Aegon USA’s supplemental health products business. In implementing PPACA, several states are considering tax assessments on supplemental health insurance products to help finance the state exchange. The American Council of Life Insurers (ACLI) is litigating the District of Columbia’s attempt to introduce such an assessment. There is no assurance that the ACLI will be successful in its challenge or that other states will not seek to institute similar tax assessments.

Furthermore, certain policies and contracts offered by Aegon USA’s insurance companies are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission (SEC) and certain state securities laws. The SEC conducts regular examinations of the insurance companies’ variable life insurance and variable annuity operations, and on occasion makes requests for information from these insurers in connection with examinations of affiliate and third-party broker-dealers, investment advisors and investment companies. The SEC and other governmental regulatory authorities, including state securities administrators, may institute administrative or judicial proceedings that may result in censure, fines, issuance of cease-and-desist orders, or other sanctions against insurance companies or their distributors.

Sales of variable insurance and annuity products are regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). The SEC, the FINRA and other regulators have from time to time investigated certain sales practices involving variable annuities and transactions in which an existing variable annuity is replaced by, or exchanged for, another annuity. Certain separate accounts of Aegon USA insurers are registered as investment companies under the Investment Company Act of 1940, as amended (the Investment Company Act). Separate account interests under certain annuity contracts and insurance policies issued by the insurance companies are also registered under the Securities Act of 1933, as amended (the Securities Act). Aegon USA insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

A number of Aegon USA companies are registered as broker-dealers with the SEC under the Securities Exchange Act of 1934, as amended (the Securities Exchange Act), and are regulated by the FINRA. A number of Aegon USA companies are also registered as investment advisors under the Investment Advisers Act of 1940. In accordance with Dodd-Frank Act requirements, the SEC studied and recommended a harmonized standard of care for broker-dealers, investment advisors and persons associated with firms that provide personalized investment advice. The SEC has solicited comments on the costs and benefits of regulations to establish a harmonized standard of care. It has not, however, set a date for proposal of those regulations. Legislation has been proposed in prior congresses that would establish a self-regulatory organization for the examination of investment advisors – although no action was taken on the legislation. Finally, the SEC has reformed the regulation of institutional money market funds by requiring those funds to price and transact their shares at a market value floating net asset value per share (NAV). The SEC has also provided money market fund boards with the discretion to stem heavy redemptions by, among other tools, imposing liquidity fees and gates in the fund’s best interests. The SEC has set a two-year period for compliance. The impact of these requirements and any future regulations regarding investment advisors, money market funds, or other investment products cannot be predicted at this time.

The financial services industry – which includes businesses engaged in issuing, administering, and selling fixed and variable insurance products, mutual funds, and other securities, and also includes broker-dealers – continues to operate under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, suitability of sales (especially to seniors), selling practices, unclaimed property reporting, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying

Annual Report on Form 20-F 2014

funds. Aegon USA’s companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open, or have resulted in fines, corrective actions or restitution. Aegon USA companies continue to cooperate with these regulatory agencies. In certain instances, Aegon USA companies modified business practices in response to those inquiries or findings. Certain Aegon USA companies have paid, or have been informed that the regulators may seek, restitution, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on Aegon USA’s financial position, net income or cash flow. Since the early 2000s, there has been an increase in litigation across the industry, together with new legislation, regulations, and regulatory initiatives, all aimed at curbing alleged improper annuity sales to seniors. As many of the estimated 78 million baby boomers are reaching the age of 60, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. Management expects any significant marketplace volatility to drive further regulation and litigation, which could increase costs and limit Aegon USA’s ability to operate.

Some Aegon USA companies offer products and services to individual retirement accounts (IRAs) – pension and welfare benefit plans that are subject to the federal Employment Retirement Income Security Act (ERISA). ERISA is administered by the US Department of Labor (DOL) and Internal Revenue Service (IRS). Accordingly, the DOL and IRS have jurisdiction to regulate the products and services sold by these Aegon USA businesses. The DOL has issued regulations defining the nature of fees to be paid for investment advice in these plans, in addition to requiring increased fee disclosure from defined contribution plan service providers and to plan participants. The DOL has indicated that it will re-propose regulations regarding the scope of an “investment advice fiduciary” in IRAs and defined contribution plans, and the consequent ability of service providers to IRAs and defined contribution plans to provide investment advice under current compensation models, in addition to further define the nature of a plan sponsor’s obligations regarding certain plan participants’ investment options selected through a plan’s brokerage window. Implementation of these and other regulations in the manner proposed could increase the cost and administrative burdens experienced by those Aegon USA companies that provide services to and through IRAs and defined contribution plans.

Finally, both the US Treasury Department and the DOL have published, in final and proposed forms respectively, guidance to facilitate the offering of guaranteed lifetime income products

(for example annuities), both as an investment option in a retirement savings plan or as a distribution from that plan. US federal legislation has also been proposed that is designed to increase savings in employer retirement plans and to facilitate managing those retirement savings as income in retirement through annuities. The likelihood that these legislative proposals will be passed or the regulatory guidance finalized cannot be predicted at this time. The proposed legislation and guidance, if enacted and finalized as proposed, would however increase the awareness of the benefits of annuitization and/or would significantly reduce the administrative burden of offering annuities within a retirement savings plan or as a distribution option from the plan.

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

Although the insurance business is regulated at a state level, the US federal tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. Provisions that increase the taxation of life insurers, as well as remove or decrease the value of tax incentives for life insurance, pensions and annuity products – considered alone and relative to other investment vehicles – have been proposed in the Executive Administration’s annual budget for the US federal government and set forth in discussion drafts and whitepapers on comprehensive federal tax reform legislation. Executive Administration budget proposals, legislative proposals and discussion drafts must be enacted by Congress before they become law. The risk of tax law changes is heightened when additional revenue is sought to reduce the federal deficit or to pay for other tax law changes, such as lower tax rates. In addition, tax reform initiatives of the type contemplated by discussion drafts of comprehensive federal tax reform legislation further increase the risk of both increased taxation of life insurers and of decreased tax incentives for short- and long-term savings products. These changes, if enacted, would have a direct impact on the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial and retirement security.

Regulations announced under the Dodd-Frank Act that limit investment by banks in certain financial services products or increase the cost of issuing certain life insurance products would have an adverse impact on the sale of life insurance products. In particular, the market for stable value products sold to defined contribution plans, in addition to other insurance products, would

42	Business overview Results of operations – Americas

be adversely affected if it were decided that these products should be regulated as derivatives. Finally, regulations under recently enacted legislation that would limit the ability of an insurer to access the US Social Security Administration’s death master-file records would adversely impact the efficient administration of its life insurance policies.

There have also been occasional legislative proposals in the US Congress that adversely impacted foreign-owned companies, such as proposals containing a corporate residency provision that would redefine some historically foreign-based companies as US corporations for US tax purposes, and proposals that limit the deductibility of interest on debt paid to a non-US affiliate. The likelihood of enactment of any such legislation cannot be predicted with any certainty at this time.

Many details of the Dodd-Frank Act were left to study or regulation. The impact of the Dodd-Frank Act on Aegon USA, or the life insurance market in general, cannot therefore be fully determined until the regulations implementing the Dodd-Frank Act are promulgated and the studies completed. For example, the Dodd-Frank Act established the Federal Stability Oversight Council (FSOC), which is responsible for identifying ‘systemically significant’ companies that are to be subject to additional oversight and heightened and other prudential standards imposed by the Federal Reserve Board. While Aegon USA has not to date been identified by FSOC as systemically significant, the likelihood of future identification of Aegon USA as systemically significant and/or the impact of any designation of other insurers as systemically significant on the competitive position of Aegon USA cannot be predicted at this time.

Aegon USA companies administer and provide both asset management services and products used to fund defined contribution plans, individual retirement accounts, 529 plans and other savings vehicles. Changes to defined benefit plans by sponsors in reaction to the financial economic environment and the enactment of funding relief provisions may impact the services Aegon USA companies provide to these plans. In addition, legislative and regulatory proposals are considered from time to time that relate to the disclosure and nature of fees paid by defined contribution plan sponsors and their participants. Other proposals that may be considered relate to the nature of education, advice or other services Aegon USA companies provide to defined contribution plan sponsors and their participants. Finally, as noted above, proposals to change the structure, or remove or decrease the US federal tax preferences of pension and annuity products, either as part of tax reform or pursuant to deficit reduction, would directly impact the cost and competitiveness of pension and annuity products and pension services sold to ensure Americans’ financial and retirement security. Aegon USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

Any proposals that seek to either restrict fees and services to, or investment advice in, employer plans, or change the manner in which Aegon USA companies may charge for such services in a way that is inconsistent with business practices, will adversely impact the Aegon USA companies that provide administration and investment services and products to employment based plans.

Aegon Canada

Transamerica Life Canada (TLC) and Canadian Premier Life (CPL) are organized and regulated pursuant to the federal Insurance Companies Act (Canada). The primary regulator is the Office of the Superintendent of Financial Institutions. In addition, TLC and CPL are subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces and three territories in which it operates. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include granting and revoking licenses to conduct business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments, and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial/territorial levels. It is also governed by policy statements and guidelines established by the Canadian Life & Health Insurance Association.

The mutual fund and investment management operations of Aegon Canada are governed by the Securities Acts of each province and territory.

Asset liability management

Aegon USA’s insurance companies are primarily subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality, and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government bonds, corporate debt, preferred and common stock, real estate, and mortgage loans. Limits are generally placed on other classes of investments.

The key investment strategy for traditional general account insurance is asset liability management (ALM), whereby predominately high-quality investment assets are matched in an optimal way to the corresponding insurance liability. This strategy takes into account currency, yield and maturity characteristics. Asset diversification and quality considerations are also taken into account, along with considerations of the policyholders’ guaranteed or reasonably expected excess interest sharing. Investment-grade fixed income securities are the main vehicle for ALM, and Aegon USA’s investment personnel are highly skilled and experienced in these investments.

Aegon USA’s companies manage their asset liability matching through the work of several committees. These committees

Annual Report on Form 20-F 2014

review strategies, define risk measures, define and review asset liability management studies, examine risk-hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. The primary method for analyzing interest rate sensitivity is the economic capital risk measure. Under this measure the sensitivity of assets relative to liabilities is calculated in a market consistent manner and presented as the risk of loss in a 1 in 200-year event. Another methodology used to analyze risk is cash flow testing. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under projected interest rate scenarios and commonly used stress-test interest rate scenarios. Cash flow testing is run using defined scenarios and is a real world simulation. It takes into account various forms of management action such as reinvestment and sales decisions, along with spreads and defaults on Aegon’s assets, which is not the case in a market consistent framework.

Based on the results of these risk measures, an investment portfolio is constructed to best match the cash flow and interest sensitivity of the underlying liabilities, while trying to maximize the spread between the yield on the portfolio assets and the rate credited on the policy liabilities. ALM is a continual process. Results from the economic framework and scenario testing are analyzed on an ongoing basis and portfolios are adjusted accordingly. Decisions are made based on minimizing the amount of interest rate risk capital, while maximizing expected returns. These decisions are built into portfolio benchmarks in terms of duration and asset mix targets, and also in exploring hedging opportunities. On the liability side, Aegon USA has some offsetting risks, whereby some liabilities perform better in rising interest rate environments, while others tend to perform well in falling interest rate environments. The amount of offset may vary depending on the absolute level of interest rates, together with the magnitude and timing of interest rate changes, but it generally provides some level of diversification. On the asset side, hedging instruments are continuously studied to determine whether their cost is commensurate with the risk reduction they offer.

Reinsurance ceded

Ceding reinsurance does not remove Aegon’s liability as the primary insurer. Aegon could incur losses should reinsurance companies not be able to meet their obligations. To minimize its exposure to the risk of such defaults, the creditworthiness of Aegon’s reinsurers is monitored regularly.

Aegon USA

These reinsurance contracts are designed to diversify Aegon USA’s overall risk and limit the maximum loss on risks that exceed policy retention levels. The maximum retention limits vary by product and class of risk up to USD 15 million.

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

Aegon USA reinsures part of its life insurance exposure with both third-party reinsurers under quota share (traditional indemnity) reinsurance treaties, and excess-of-loss contracts. Aegon USA’s reinsurance strategy is consistent with typical industry practice.

Aegon USA insurance companies also enter into contracts with company-affiliated reinsurers, both within the United States and overseas. These contracts have been eliminated from the Company’s consolidated financial statements.

Aegon Canada

In the normal course of business, Transamerica Life Canada reinsures part of its mortality and morbidity risk with third-party reinsurers that are registered with Canada’s Office of the Superintendent of Financial Institutions. The maximum life insurance exposure retained is CAD 1.25 million per life insured.

44	Business overview Results of operations – the Netherlands

Results 2014 the Netherlands

Amounts in EUR millions	2014	2013	%
Net underlying earnings	423	352	20%
Tax on underlying earnings	135	102	32%
Underlying earnings before tax by business
Life & Savings	336	247	36%
Pensions	194	206	(6%)
Non-life	13	(20)	-
Distribution	15	18	(17%)
Share in underlying earnings before tax of associates	1	2	(50%)
Underlying earnings before tax	558	454	23%

Fair value items	(766)	(41)	-
Gains / (losses) on investments	431	342	26%
Net impairments	(12)	(32)	63%
Other income / (charges)	(113)	(36)	-
Income before tax	99	687	(86%)

Income tax	(37)	(166)	78%
Net income	62	521	(88%)

Life insurance gross premiums	3,982	3,515	13%
Accident and health insurance premiums	233	243	(4%)
General insurance premiums	501	487	3%
Total gross premiums	4,716	4,245	11%

Investment income	2,568	2,310	11%
Fees and commission income	324	328	(1%)
Total revenues	7,608	6,883	11%

Commissions and expenses	977	990	(1%)
of which operating expenses	726	732	(1%)

New life sales
Amounts in EUR millions	2014	2013	%
Life & Savings	33	40	(18%)
Pensions	218	166	31%
Total recurring plus 1/10 single	251	206	22%

Amounts in EUR million	2014	2013	%
New premium production accident and health insurance	9	24	(61%)
New premium production general insurance	26	26	1%

Gross deposits (on and off balance)	2014	2013	%
Life & Savings	2,708	1,338	102%
Pensions	73	-	-
Total gross deposits	2,781	1,338	108%

Annual Report on Form 20-F 2014

Results 2014 the Netherlands1

2014 net income decreased to EUR 62 million compared with 2013 due mostly to higher losses from fair value items, partly offset by higher underlying earnings before tax and higher realized gains. Growth in underlying earnings was mostly driven by higher investment income and an employee pension-related reserve release. Higher new life sales were driven by increased pension production and higher gross deposits were driven by growth of online bank Knab.

Net income

Net income from Aegon’s businesses in the Netherlands decreased to EUR 62 million in 2014 compared with 2013. Higher losses from fair value items and an increase in other charges in in 2014 partly offset by higher underlying earnings before tax and realized gains compared with 2013. Realized gains on investments totaled EUR 431 million, and were mainly the result of the sale of a private equity investment and repositioning the fixed income portfolio in anticipation of Solvency II. Results on fair value items amounted to a loss of EUR 776 million, primarily related to model updates and hedging programs. In 2014, impairment charges declined by more than half, compared with 2013, to EUR 12 million as a result of lower mortgage arrears. Other charges of EUR 113 million were mostly due to a EUR 95 million provision for the Optas agreement.

Underlying earnings before tax

Underlying earnings before tax in 2014 increased 23% to EUR 558 million compared with 2013. Higher underlying earnings before tax in Life & Savings and Non-life more than offset lower underlying earnings before tax from Pensions.

¿	Underlying earnings before tax from Life & Savings increased 36% to EUR 336 million compared with 2013, and were mostly a result of higher investment income, primarily generated by mortgage production, and improved margins on savings. An employee benefit reserve release resulting from legislation changes accounted for EUR 20 million of the increase.
¿	Underlying earnings before tax from Pensions decreased 6% to EUR 194 million compared with 2013. The positive impact of growth of the business and an employee benefit reserve release resulting from legislation changes of EUR 14 million was more than offset by lower investment income, mostly due to a reduced mortgage allocation to the investment portfolio.
¿	Non-life underlying earnings before tax improved to EUR 13 million in 2014, including the impact of an employee benefit reserve release resulting from legislation changes of EUR 11 million. Management actions taken to improve the profitability of the disability segment and the proxy channel in the general insurance business showed positive results, but are yet to have the desired impact. For this reason, Aegon expects to discontinue additional contracts in the proxy channel in 2015.
¿	Underlying earnings before tax from the Distribution business amounted to EUR 15 million in 2014. The decrease compared with 2013 was mainly driven by lower margins, as a result of the competitive market environment.

Commissions and expenses

Commissions and expenses decreased slightly in 2014 to EUR 977 million compared with 2013. Operating expenses decreased to EUR 726 million in 2014 compared with 2013, mainly the result of a EUR 45 million employee benefit reserve release resulting from legislation changes. Excluding this release, operating expenses increased 5%.

Production

New life sales increased 22% in 2014 compared with 2013 to EUR 251 million. Individual life sales declined 18% in 2014 to EUR 33 million compared with 2013, as the ongoing shift to ‘banksparen’ products more than offset higher term sales related to new mortgage production. Pensions sales increased 31% in 2014 to EUR 218 million compared with 2013, mainly the result of a single large new contract for Dutch mineworkers. Production of mortgages in 2014 amounted to EUR 4.8 billion (2013: EUR 3.2 billion), of which EUR 2.1 billion was related to third-party investor demand (2013: EUR 0.5 billion).

Premium production for accident & health amounted to EUR 9 million in 2014 down from EUR 24 million in 2013. General insurance production was flat in 2014 compared with 2013 at EUR 26 million. Production was negatively impacted by the continued focus on improving profitability.

Gross deposits more than doubled in 2014 to EUR 2.8 billion compared with 2013 driven by the growth of Knab, Aegon’s online bank in the Netherlands.

1	Throughout this report, Aegon the Netherlands refers to all Aegon companies operating in the Netherlands.

46	Business overview Results of operations – the Netherlands

Results 2013 the Netherlands

Amounts in EUR millions	2013	2012	%
Net underlying earnings	352	436	(19%)
Tax on underlying earnings	102	120	(15%)
Underlying earnings before tax by business
Life & Savings	247	276	(11%)
Pensions	206	288	(28%)
Non-life	(20)	(27)	26%
Distribution	18	16	13%
Share in underlying earnings before tax of associates	2	2	-
Underlying earnings before tax	454	556	(18%)

Fair value items	(41)	47	-
Gains / (losses) on investments	342	138	148%
Net impairments	(32)	(29)	(10%)
Other income / (charges)	(36)	(279)	87%
Income before tax	687	433	59%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	(3)	-

Income tax	(166)	(46)	-

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	3	-
Net income	521	387	35%

Life insurance gross premiums	3,515	3,004	17%
Accident and health insurance premiums	243	220	10%
General insurance premiums	487	475	3%
Total gross premiums	4,245	3,699	15%

Investment income	2,310	2,273	2%
Fees and commission income	328	329	-
Total revenues	6,883	6,301	9%

Commissions and expenses	990	1,026	(4%)
of which operating expenses	732	746	(2%)

New life sales
Amounts in EUR millions	2013	2012	%
Life & Savings	40	46	(13%)
Pensions	166	200	(17%)
Total recurring plus 1/10 single	206	246	(16%)

Amounts in EUR million	2013	2012	%
New premium production accident and health insurance	24	21	11%
New premium production general insurance	26	30	(13%)

Gross deposits (on and off balance)	2013	2012	%
Life & Savings	1,338	1,484	(10%)
Total gross deposits	1,338	1,484	(10%)

Annual Report on Form 20-F 2014

Results 2013 the Netherlands

2013 net income increased to EUR 521 million compared to 2012 due to higher realized gains on investments which is partly offset by lower underlying earnings before tax and a loss on fair value items (compared to a gain in 2012). The decrease in underlying earnings before tax was mostly driven by Pensions earnings, partially offset by lower operating expenses following implemented cost reduction initiatives.

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 521 million. Realized gains on investments totaled EUR 342 million and were primarily the result of adjustments to the asset mix to bring it in line with the new regulatory yield curve and selective de-risking activities. Results on fair value items amounted to a loss of EUR 41 million, which was primarily driven by adverse real estate revaluations of EUR 74 million and a loss in the guarantee portfolio of EUR 118 million, offset by a gain of EUR 176 million from macro hedge accounting of Aegon’s mortgage loan portfolio and a benefit of EUR 24 million due to an update of the prospective mortality table.

The loss in the guarantee portfolio was mainly the result of the tightening of Aegon’s credit spread and model refinements. 2013 impairment charges amounted to EUR 32 million and other charges were EUR 36 million, which mainly included charges of EUR 25 million related to Koersplan (compared to a charge of EUR 265 million related to the acceleration of product improvements for unit-linked insurance products in 2012).

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands decreased 18% to EUR 454 million compared with 2012 due to lower earnings in Life & Savings and lower earnings in Pensions.

¿	Earnings from Life & Savings declined 11% to EUR 247 million compared with 2012 and was impacted by EUR 28 million from reduced policy charges on unit-linked products, as part of the acceleration of product improvements for unit-linked insurance policies.
¿	Earnings from Pensions decreased 28% to EUR 206 million mainly drive by the non-recurring benefit from the wind-up of several contracts and an employee benefit release.
¿	Non-life earnings improved to a loss of EUR 20 million in 2013. Higher investment income and lower claims on disability products more than compensated for lower profitability of the general insurance business. Distribution recorded a profit of EUR 18 million, up 13% from 2012. This was primarily driven by a continued focus on cost control.

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

48	Business overview Results of operations – the Netherlands

Overview of the Netherlands

Aegon has operated in the Netherlands for more than 170 years, and has become the country’s leading1 provider of life insurance and pensions, with approximately 4,700 employees. Aegon the Netherlands is headquartered in The Hague, has offices in Leeuwarden and Groningen, and owns the Unirobe Meeùs Group, one of the largest2 intermediaries in the Netherlands.

Organizational structure

Aegon the Netherlands operates through a number of brands, including TKP Pensioen, Optas and Unirobe Meeùs. Aegon itself is one of the most widely recognized brands in the Dutch financial services sector3.

Aegon the Netherlands’ primary subsidiaries are:

¿	Aegon Bank N.V.;

¿	Aegon Levensverzekering N.V.;

¿	Aegon Schadeverzekering N.V.;

¿	Aegon Spaarkas N.V.;

¿	Optas Pensioenen N.V.;

¿	Aegon Hypotheken B.V.;

¿	TKP Pensioen B.V.;

¿	Unirobe Meeùs Groep B.V.;

¿	Aegon PPI B.V.; and

¿	Stichting CAPPITAL Premiepensioeninstelling.

Aegon the Netherlands has four lines of business:

¿	Life & Savings;

¿	Pensions;

¿	Non-life; and

¿	Distribution.

Overview of sales and distribution channels

Aegon the Netherlands sells through several channels. The Pensions business line includes sales and account management, which serves large corporations and financial institutions, such as company and industry pension funds. In general, all business lines use the intermediary channel, which focuses on independent agents and retail sales organizations in the Netherlands. Aegon Bank uses the direct channel, primarily for savings, and Aegon Schadeverzekering has strategic partnerships for the sale of its products, and uses an online channel. Aegon the Netherlands launched online bank Knab in 2012 and online insurer Kroodle in 2013. Furthermore, Aegon the Netherlands has made significant investments in its direct online channel, which is starting to generate results.

1	Source: DNB/CVS Reports 2013.
2	Source: AM 2013 Jaarboek, published by Assurantie Magazine.
3	Source: Tracking Report Motivaction+.

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

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products – for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3%; and in 2013 the guarantee decreased to 0%.

Various profit-sharing arrangements exist. Bonuses are either paid in cash (usually for a pension, as described later) or used to increase the sum insured. A common form of profit sharing is to set bonus levels by reference to external indices based on pre-defined portfolios of Dutch government bonds. The bonds included in the portfolios have differing remaining maturities and interest rates. Together they are considered an approximation of the long-term rate of return on high-quality Dutch financial investments.

Term and whole life insurance

Term life insurance pays out death benefits should the insured die during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of when this occurs. Premiums and amounts insured are established at

Annual Report on Form 20-F 2014

inception of the contract and are guaranteed. The amount insured may be adjusted at the request of the policyholder. Term life insurance policies do not include profit-sharing arrangements. Part of the whole life insurance portfolio has profit-sharing features, which are based on external indices or the return of related assets.

Annuity insurance

Annuity insurance includes products in the accumulation phase and products in the payout phase. Payout commences at a date determined in the policy, and usually continues until death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%, and prior to 1999, of 4%. Interest rebates are given on both single and regular premium annuity insurance, and may be based on a portfolio of Dutch government bonds – although other calculation benchmarks may also be applied. There are also profit-sharing schemes set by reference to external indices based on pre-defined portfolios of Dutch government bonds.

Variable unit-linked products

These products have a minimum benefit guarantee, except for premiums invested in equity funds. The initial guarantee period is ten years.

Tontine plans

Tontine plans are unit-linked contracts with a specific bonus structure. At the end of the year in which the insured dies, the policy balance is distributed to surviving policyholders that belong to the same tontine series, rather than to the policyholder’s estate. A death benefit is paid to the dependents in the event that the policyholder dies before the policy matures. Tontine policyholders may invest premiums in a number of Aegon funds. Aegon the Netherlands manages but no longer sells tontine plans.

Mortgage loans

Before 2013, Aegon the Netherlands also offered interest-only, unit-linked and savings mortgage loans, and is continuing to do so for existing mortgage loans that are being renegotiated. Mortgage loans are partly funded by issuing residential mortgage-backed securities in SAECURE – Aegon’s Dutch residential mortgage-backed securities program. During 2014, Aegon the Netherlands increased its mortgage loan fee business. For this business, Aegon originates the mortgage loans fully for account of third parties and remains the service provider for these mortgage loans.

Savings accounts

Aegon the Netherlands offers flexible savings accounts with cash withdrawal with limited restrictions, and deposit accounts with a pre-determined maturity.

Investment contracts

Investment contracts are investment products that offer index-linked returns and generate fee income from the performance of the investments.

Long-term deposits (‘Banksparen’)

‘Banksparen’ is a savings product in which amounts are deposited in a ‘locked’ bank account that is exempt from capital gains tax. The amount saved is available for specific purposes after a certain time period.

Knab

Aegon the Netherlands launched online bank Knab in 2012. The platform provides customers with insights into their financial future and uses a fee-based model to empower informed decision making by customers. A product of collaboration with customers, experts and critics, Knab is designed to meet contemporary customer needs.

Kroodle

In the first quarter of 2013, Aegon the Netherlands launched Kroodle, one of the world’s first insurance companies to operate primarily through Facebook. It enables customers in the Netherlands to purchase insurance and manage their accounts through their Facebook profile.

onna-onna

Launched in 2008, onna-onna is a non-life brand that offers motor, travel, home and liability insurance, focusing on female customers.

Sales and distribution

Aegon the Netherland’s life and savings products are sold through Aegon’s intermediary and direct channels.

Pensions

The Pensions business provides a variety of full-service pension products to pension funds and companies.

Products

Aegon the Netherlands provides full-service pension solutions and administration-only services to company and industry pension funds and large companies. The full-service pension products for account of policyholders are separate account group contracts with and without guarantees.

Separate account group contracts are large group contracts that have an individually determined asset investment underlying the pension contract. A guarantee usually consists of profit sharing, and is the highest of either the market interest rate, or the contractual interest rate of 3% or 4%. At present, the contracts offered to clients hold a maximum guarantee of 3%.If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against future surpluses. In general, the guarantee is

50	Business overview Results of operations – the Netherlands

dependent on the life of the insured in order that their pension benefit is guaranteed. Large group contracts also receive part of the technical results for mortality risk and disability risk. The contract period is typically five years and the tariffs, cost loadings and risk premiums are generally fixed over this period. Aegon the Netherlands is not allowed to automatically prolong a contract at the end of a contract period.

Aegon the Netherlands also offers products for small and medium-sized companies, defined benefit and defined contribution products on a subscription basis. These products reduce complexity and enable Aegon to adapt the tariffs, cost loadings and risk premiums annually. Every year, clients also have the opportunity to decide whether or not they wish to continue with the contract.

Defined benefit group contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with Aegon the Netherlands.

Aegon also offers customers an all-in defined benefit product with guaranteed benefits. The expected profit for the customer and anticipated investment returns are taken into account in the pricing of the product. Customers may contribute funds for future pension increases to a separate account. Aegon the Netherlands also offers defined contribution products allowing for single and recurring premiums from customers. Profit sharing is based on investment returns on specified funds. All positive and negative risks, such as investment risk and longevity risk, are attributed to the employees.

A decrease in the number of company and industry pension funds in the Netherlands will continue over the next few years. By law, the assets and liabilities of a terminated pension fund must be transferred to another pension provider. Aegon the Netherlands offers a pension fund buy-out product for its terminating pension funds. It takes on the guaranteed or non-guaranteed liabilities, with or without annual pension increases, and receives a lump-sum premium upfront. All risks related to the transferred benefits are carried by Aegon the Netherlands.

Sales and distribution

Most of Aegon the Netherlands’ pensions are sold through sales and account management and Aegon’s intermediary channel. Customers include individuals, company and industry pension funds, and small, medium and large corporations. Aegon the Netherlands is one of the country’s leading pension providers1.

For the majority of company and industry customers, Aegon the Netherlands provides a full range of pension products and services. In addition, TKP Pensioen specializes in pension administration for company and industry pension funds, and furthermore provides defined contribution plans to corporate and institutional clients. Aegon PPI2 offers defined contribution plans

1	Source: DNB/CSV Reports 2013.
2	Premium pension institutions.

for small and medium companies, and Stichting CAPPITAL Premiepensioeninstelling offers the same plans for large companies.

Non-life

The non-life business consists of general insurance and accident and health insurance.

Products

General insurance

Aegon the Netherlands offers general insurance products in the corporate and retail markets. These include house, inventory, car, fire and travel insurance.

Accident and health insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover sick leave payments to employees not covered by social security, and for which the employer bears the risk.

Sales and distribution

Aegon the Netherlands offers non-life insurance products primarily through the Aegon intermediary channel, together with through the direct channel Aegon Online and strategic partnerships, such as with local retailer Kruidvat. Aegon also uses the co-assurance market for the corporate sector, and sales and account management provides products for larger corporations in the Netherlands.

Distribution

Unirobe Meeùs Group is the main distribution channel owned by Aegon the Netherlands, through which it offers financial advice to customers, including the sale of insurance, pensions, mortgage loans, financing, and savings and investment products.

Competition

Aegon the Netherlands faces strong competition in all of its markets from insurers, banks and investment management companies. The main competitors are Nationale Nederlanden, Eureko (Achmea), ASR, SNS Reaal (including Zwitserleven) and Delta Lloyd/OHRA. In addition, these markets are subject to quickly changing dynamics, including the growing use of online distribution channels and a changing pensions landscape (the introduction of ‘Premie Pensioen Instellingen’).

Aegon the Netherlands has been a key player in the total life market for many years, and was ranked number one in 2013 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top six companies by gross premium income accounted for approximately 90% of total premium income in 20131. Based on gross premium income in 20131, Aegon the Netherlands is ranked number one in the pension market and sixth in the

Annual Report on Form 20-F 2014

individual life insurance market. Aegon the Netherlands is one of a number of smaller insurers in the non-life market. Aegon the Netherlands’ non-life market share is around 2,7%1, measured by premium income.

In the mortgage loans market, Aegon the Netherlands’ market share is growing and the company now holds a market share of approximately 11% based on new sales2. Rabobank, ING and ABN AMRO are the largest mortgage loan providers in this market.

Aegon the Netherlands holds approximately 1.4%3 of Dutch household savings, and is therefore small in comparison to banks such as Rabobank, ING, ABN AMRO and SNS Bank.

In recent years, several regulatory changes have limited opportunities for Aegon Netherlands in the Dutch insurance market – notably in the life insurance market where the tax deductibility of certain products has been reduced, which has also caused a shift to bank saving products (‘banksparen’). Furthermore, low economic growth and financial market volatility has made customers more reluctant to commit to long-term contracts. These changes have increased competition, resulting in a greater focus on competitive pricing, improved customer service and retention, and product innovation.

In the pension market, pension funds face pressure on their coverage ratios, in addition to increased regulatory and governance requirements. In response, these funds are seeking to reduce risk exposure by insuring the whole or part of their business. This is an opportunity for pension insurers, and Aegon is one of the leading providers of these solutions.

The PPI market is set to grow significantly due to the shift from defined benefit plans to defined contribution plans, and demand for more transparent and cost-efficient pension products. As a result, significant economies of scale will be required to service this market effectively, and the number of providers is expected to shrink within a few years. Aegon the Netherlands has identified this market as an opportunity for growth and plans to invest in building a leadership position.

Regulation and supervision

Two bodies are responsible for the supervision of financial institutions in the Netherlands:

¿	De Nederlandsche Bank (DNB), the Dutch Central Bank;
¿	Autoriteit Financiële Markten (AFM), the Dutch Authority for the Financial Markets.

DNB is responsible for safeguarding financial stability, and supervising financial institutions and the financial sector.

The AFM supervises both the conduct of, and the provision of information by, all parties that operate in financial markets in the Netherlands. The objectives of the AFM are to promote orderly and transparent processes within financial markets, integrity of relations between market players, and consumer protection.

Regulations for the supervision of financial institutions are included in the Financial Supervision Act (2007) (‘Wet op het financieel toezicht’). This law applies to financial institutions, such as banks, insurance companies, investment firms, investment funds and fund management companies. In many instances, the Financial Supervision Act applies similar provisions to the different types of financial institutions, with the aim of creating, where appropriate, consistent requirements for the entire financial sector in the Netherlands.

Financial supervision of insurance companies

The European Union Insurance Directives referred to collectively as Solvency I are incorporated into Dutch law. The Directives are based on the ‘home country control’ principle: i.e. an insurance company with a license issued by the regulatory authorities in its home country is permitted to conduct business in any European Union country, either directly or through a branch. Separate licenses are required for every branch of the insurance company where it conducts business. The regulatory body that issued the license (DNB in the Netherlands) is responsible for monitoring the solvency of the insurer.

Under Dutch law, a company is neither permitted to conduct both life insurance and non-life insurance business within a single legal entity, nor to carry out both insurance and banking business within the same legal entity.

Every life and non-life insurance company licensed by, and falling under the supervision of, DNB must file audited regulatory reports on at least an annual basis. These reports, primarily designed to enable DNB to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the insurance company’s investments. DNB’s regulatory reporting is based on a single entity focus, and is designed to highlight risk assessment and risk management.

DNB may request additional information it considers necessary and may conduct an audit at any time. It can also make recommendations for improvements and publish these recommendations if the insurance company in question does not follow them. Finally, DNB can appoint a trustee for an insurance company or, ultimately, withdraw the insurance company’s license.

1	Source: Verbond van Verzekeraars (ytd December 2014)
2	Source: Kadaster (ytd October 2014)
3	Source: DNB Statistisch Bulletin

52	Business overview Results of operations – the Netherlands

The following insurance entities of Aegon the Netherlands are subject to the supervision of DNB:

¿	Aegon Levensverzekering N.V.;

¿	Aegon Schadeverzekering N.V.;

¿	Aegon Spaarkas N.V.; and

¿	Optas Pensioenen N.V.

Under Solvency I, life insurance companies are required to maintain certain levels of capital in accordance with EU directives. At present, this level is approximately 4% of general account technical provision or, if no interest guarantees are provided, approximately 1% of technical provisions with investments for the account of policyholders and an additional 0.3% charge for value at risk.

General insurance companies are required to maintain shareholders’ equity of equal to or greater than 18% of gross written premiums a year, or 23% of the three-year average of gross claims.

Solvency II will be effective from January 1, 2016. In anticipation of Solvency II, the Dutch Ministry of Finance has taken measures to achieve a more risk-based and forward-looking supervision of insurance companies. The most important change in the supervision of Dutch insurance companies in the run up to Solvency II has been the introduction of the Theoretical Solvency Criteria (TSC) for medium and large Dutch life insurance companies, effective as of January 1, 2014 and an own risk assessment (‘Eigen Risico Beoordeling’ or ERB) by all Dutch insurance companies. Both the TSC and ERB are being used as proxies for the ability of insurance companies (going forward) to comply with the applicable solvency requirements. As such, the TSC and ERB also serve as indications as to the ability to pay dividend or redeem capital. If an insurance undertaking in the Netherlands is not compliant with the solvency requirements or does not expect to remain compliant with the applicable solvency requirements with a one year horizon, it requires the approval of the Dutch Central Bank to pay dividend or redeem capital. Originally the TSC consisted of scenarios based on Solvency I capital requirements, but similar to those of important Solvency II scenarios.

The TSC was replaced by Solvency II (SCR) calculations effective from January 1, 2015, but without imposing Solvency II capital requirements until the effective date of Solvency II. By calculating the TSC, insurers will in effect be prepared for the Solvency II capital requirements 12 months after this calculation. The SCR calculation will be used by DNB in the ladder of intervention to intervene in the event of potential breaches of solvency requirements, as defined by the Financial Supervision Act. In particular, DNB could intervene by withholding consent to pay dividend or repay capital and/or require a recovery plan (‘Herstelplan’) from the insurance or reinsurance undertaking.

DNB also supervises pension funds, including premium pension institutions (PPIs), and investment companies. PPIs are required to maintain shareholders’ equity of at least EUR 0.5 million.

Financial supervision of credit institutions

Aegon Bank N.V. is supervised by the DNB and required to file monthly regulatory reports and an audited Annual Report.

Credit institutions are required to maintain solvency and liquidity ratios in line with the requirements of the Financial Supervision Act. The Financial Supervision Act incorporates the requirements of Directive 2006/48/EC, Directive 2006/49/ EC (together referred to as CRD II), and Directive 2010/76/EU (CRD III). These directives are the European Union’s interpretation of the Basel accord for prudential supervision of credit institutions and investment firms. Based on these rules, credit institutions in the Netherlands are required to maintain a minimum total capital ratio (BIS ratio), currently 8%, pursuant to guidance issued by DNB. The level of capital is subject to certain requirements and is reviewed against its on- and off-balance sheet assets, with these assets being weighted according to their risk level. The Basel III accord, the new regulatory framework for the banking sector, has been finalized and is translated into European Union legislation through the CRD IV framework. The CRD IV framework is implemented in the Netherlands in the Financial Supervision Act as of January 1, 2014.

Asset liability management

Aegon the Netherlands’ Risk & Capital Committee, which meets every two months, determines and monitors the balance sheet and profit and loss. The focus of these meetings is, among other activities, to ensure an optimal strategic asset allocation, to decide on interest rate hedging strategies to reduce interest rate and equity risks, to manage and possibly hedge actuarial risks, and to decide on the need for securitizations of residential mortgage portfolios in order to improve the liquidity and funding position of Aegon the Netherlands.

Most of the liabilities of Aegon the Netherlands, insurance or otherwise, are nominal and long-term. Scenarios and optimization analyses are conducted for fixed income, equities and real estate asset classes. The result is an asset allocation and hedges representing the desired risk-return profile. Constraints, such as the minimum return on equity and the minimum desired solvency ratio, are also taken into account. The majority of Aegon the Netherlands’ investments are managed by Aegon Asset Management. Risk-based restrictions are in place to monitor and control actual portfolio allocations against strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

In 2012, Aegon the Netherlands partially offset the risk of future longevity increases related to a part of its insurance liabilities by buying a longevity index derivative from Deutsche Bank. This will pay out if in 20 years the mortality rates have decreased more

Annual Report on Form 20-F 2014

than a pre-determined percentage compared to the base scenario at the moment of signing the contract. Aegon the Netherlands or Deutsche Bank can activate an early termination clause to terminate the contract after ten years. The payout is maximized at a pre-determined percentage that is higher than compared to the base scenario. This transaction was the first transaction in Continental Europe to be based on population data, and it is the first longevity swap to be targeted directly at capital markets.

Aegon the Netherlands implemented a second longevity hedge in 2013, in line with its strategy of reducing longevity risk from the balance sheet. This covers underlying longevity reserves in the Netherlands of EUR 1.4 billion. It retains some risk around the best estimate of the insurance liabilities of Aegon the Netherlands, while offering protection for significant future mortality improvements – thereby lowering the required capital for Solvency II purposes.

Reinsurance ceded

Like other Aegon companies around the world, Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, and ‘excess of loss’ contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks, and limit the maximum loss it may incur.

Prior to 2011, Aegon the Netherlands reinsured its life exposure through a profit-sharing contract between its subsidiary Aegon Levensverzekering N.V. and a reinsurer. As of January 1, 2012, Aegon the Netherlands has ended this reinsurance contract, and therefore retains the full mortality and disability risk.

For non-life, Aegon the Netherlands reinsures its property, marine and motor third-party liability business only. For property insurance, an ‘excess of loss’ contract is in place with a retention level of EUR 3 million for each separate risk and EUR 20 million for each windstorm event. For motor third-party liability insurance, Aegon the Netherlands has reinsurance in place with a retention level of EUR 2.5 million for each event.

For marine insurance there is also an ‘excess of loss’ contract in place with a retention level of EUR 2 million for each event.

54	Business overview Results of operations – United Kingdom

Results 2014 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2014	2013	%		2014	2013	%
Net underlying earnings	108	118	(8%	)	134	139	(4%	)

Tax on underlying earnings	(16)	(44)	64%		(19)	(52)	63%

Underlying earnings before tax by business

Life	77	85	(9%	)	95	100	(5%	)

Pensions	14	(10)	-		17	(12)	-

Distribution	-	(2)	-		-	(2)	-
Underlying earnings before tax	92	74	24%		115	87	32%

Fair value items	(12)	(14)	14%		(15)	(16)	6%

Gains / (losses) on investments	132	41	-		164	48	-

Net impairments	-	(26)	-		-	(31)	-

Other income / (charges)	(40)	(38)	(5%	)	(49)	(45)	(9%	)
Income before tax	173	37	-		215	43	-

Income tax attributable to policyholder return	(34)	(27)	(26%	)	(42)	(32)	(31%	)
Income before tax on shareholders return	139	9	-		172	11	-

Income tax on shareholders return	5	56	(91%	)	6	66	(91%	)
Net income	143	65	120%		178	76	134%

Life insurance gross premiums	3,962	5,546	(29%	)	4,916	6,537	(25%	)
Total gross premiums	3,962	5,546	(29%	)	4,916	6,537	(25%	)

Investment income	1,671	1,743	(4%	)	2,073	2,054	1%

Fees and commission income	34	68	(50%	)	43	80	(46%	)
Total revenues	5,668	7,356	(23%	)	7,032	8,670	(19%	)

Commissions and expenses	620	640	(3%	)	769	754	2%

of which operating expenses	354	328	8%		439	387	13%

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2014	2013	%		2014	2013	%
Life	53	58	(9%	)	65	68	(4%	)

Pensions	731	802	(9%	)	907	946	(4%	)
Total recurring plus 1/10 single	783	860	(9%	)	972	1,014	(4%	)

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2014	2013	%		2014	2013	%
Variable annuities	-	3	-		-	3	-

Pensions	227	236	(4%	)	281	278	1%
Total gross deposits	227	239	(5%	)	281	281	-

	Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR	2014	2013	December 31, 2014	December 31, 2013
GBP	0.8061	0.8484	0.7760	0.8320

Annual Report on Form 20-F 2014

Results 2014 United Kingdom

Net income in 2014 more than doubled to GBP 143 million compared with 2013, mostly due to higher underlying earnings before tax, higher realized gains and lower impairments. Growth in underlying earnings before tax compared with 2013 was mostly driven by improved persistency. New life sales declined by 9% to GBP 783 million compared with 2013, driven by lower traditional pensions production. Platform assets more than doubled to GBP 2.7 billion by the end of 2014 compared to the end of 2013.

Net income

Net income from Aegon’s businesses in the United Kingdom more than doubled to GBP 143 million in 2014 compared with 2013, which was driven by higher underlying earnings before tax, realized gains and lower impairments. Realized gains on investments totaled GBP 132 million, and were mainly the result of selective de-risking of the asset portfolio in preparation for Solvency II. Results on fair value items amounted to a loss of GBP 12 million. Impairments charges were nil for the year. Other charges of GBP 40 million were mostly due to business transformation costs, and provision and expenses of GBP 26 million for the implementation of the upcoming pension fee cap.

Underlying earnings before tax

Underlying earnings before tax in the United Kingdom increased 24% to GBP 92 million compared with 2013. Higher underlying earnings before tax in Pensions more than offset lower underlying earnings before tax from the Life business.

¿	Underlying earnings before tax from Life decreased 9% to GBP 77 million compared with 2013. This was mostly due to lower investment income as a result of selective de-risking of the asset portfolio backing annuities in preparation for Solvency II.
¿	Underlying earnings before tax from Pensions increased to GBP 14 million in 2014 compared with a loss of GBP 10 million in 2013. This increase was mostly driven by improved persistency following the introduction of the Retail Distribution Review (RDR).

Commissions and expenses

Commissions and expenses decreased by 3% in 2014 to GBP 620 million compared with 2013. Operating expenses increased by 8% in 2014 to GBP 354 million compared with 2013, mainly the result of provision and expenses of GBP 26 million for the upcoming fee cap on pension business. Excluding this provision, operating expenses were flat compared with 2013.

Production

New life sales decreased 9% in 2014 to GBP 783 million compared with 2013, which was mostly the result of lower group pensions sales following the implementation of the RDR in 2013.

Platform assets reached GBP 2.7 billion by the end of 2014, more than doubling compared with the end of 2013. Gross deposits of GBP 227 million in 2014 were mainly driven by the addition of new customers as the platform gained additional traction in the market.

56	Business overview Results of operations – United Kingdom

Results 2013 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2013	2012	%		2013	2012	%
Net underlying earnings	118	82	44%		139	101	38%

Tax on underlying earnings	(44)	(9)	-		(52)	(11)	-

Underlying earnings before tax by business

Life	85	68	25%		100	83	20%

Pensions	(10)	7	-		(12)	9	-

Distribution	(2)	(2)	-		(2)	(2)	-
Underlying earnings before tax	74	73	1%		87	90	(3%	)

Fair value items	(14)	(26)	46%		(16)	(31)	48%

Gains / (losses) on investments	41	68	(40%	)	48	84	(43%	)

Net impairments	(26)	-	-		(31)	-	-

Other income / (charges)	(38)	28	-		(45)	34	-
Income before tax	37	143	(74%	)	43	177	(76%	)

Income tax attributable to policyholder return	(27)	(32)	16%		(32)	(40)	20%
Income before tax on shareholders return	9	111	(92%	)	11	137	(92%	)

Income tax on shareholders return	56	(2)	-		66	(2)	-
Net income	65	109	(40%	)	76	135	(44%	)

Life insurance gross premiums	5,546	4,900	13%		6,537	6,047	8%
Total gross premiums	5,546	4,900	13%		6,537	6,047	8%

Investment income	1,743	1,894	(8%	)	2,054	2,337	(12%	)

Fees and commission income	68	108	(37%	)	80	133	(40%	)
Total revenues	7,356	6,902	7%		8,670	8,517	2%

Commissions and expenses	640	610	5%		754	754	-

of which operating expenses	328	269	22%		387	333	16%

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2013	2012	%		2013	2012	%

Life	58	72	(19%	)	68	89	(24%	)

Pensions	802	686	17%		946	847	12%
Total recurring plus 1/10 single	860	758	13%		1,014	936	8%

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2013	2012	%		2013	2012	%

Variable annuities	3	22	(86%	)	3	27	(89%	)

Pensions	236	8	-		278	10	-
Total gross deposits	239	30	-		281	37	-

	Weighted average rate		Closing rate as of
Exchange rates			December 31,	December 31,
Per 1 EUR	2013	2012	2013	2012
GBP	0.8484	0.8103	0.8320	0.8111

Annual Report on Form 20-F 2014

Results 2013 United Kingdom

2013 net income of GBP 65 million is 40% lower than 2012 due to the impact of business transformation costs, higher impairment charges and lower underlying earnings before tax as the positive impact of higher equity markets was more than offset by adverse persistency related to the Retail Distribution Review (RDR) and investments in technology. New life sales increased by 13% to GBP 860 million due to higher sales in group pensions and strong platform growth. Platform assets reached GBP 1.3 billion by the end of 2013.

Net income

Net income decreased to GBP 65 million compared to 2012. The result was impacted by a GBP 18 million book loss on the sale of Positive Solutions and business transformation costs of GBP 51 million related to in-sourcing the platform servicing and development as well as other restructuring costs. The loss on fair value items was GBP 14 million, mainly driven by equity hedges to protect the capital position. Realized gains on investments and impairment charges amounted to GBP 41 million and GBP 26 million, respectively. 2013 included a tax benefit of GBP 79 million related to a reduction in the corporate tax rate.

Underlying earnings before tax

Underlying earnings before tax in the United Kingdom improved 1% to GBP 74 million compared to 2012. The positive impact of higher equity markets was partly offset by adverse persistency related to RDR and investments in technology.

¿	Earnings from Life increased 25% to GBP 85 million compared to 2012, driven by improved mortality in annuities, lower operating expenses and a GBP 8 million benefit from reserving changes for annuity products.
¿	Earnings from Pensions declined to a loss of GBP 10 million compared to 2012. Adverse persistency amounted to GBP 19 million, which the UK insurance industry experienced as a result of the implementation of RDR. Earnings benefited from the favorable impact of higher equity markets. This was offset by GBP 13 million of expenses related to creating a digital capability for the non-advised client group in order to facilitate the upgrade to the platform.
¿	2013 earnings from Distribution amounted to a loss of GBP 2 million. Earnings from Distribution will no longer be reported separately. Positive Solutions was sold, and Origen was moved into the Pensions line of business.

Commissions and expenses

Commissions and expenses increased 5% compared to 2012 as a consequence of higher operating expenses. Operating expenses increased 22% compared to 2012 to GBP 328 million, as expenses related to investments in technology and business transformation costs of GBP 64 million were incurred. Excluding these costs, expenses were 2% lower compared to 2012. Commissions declined due to the sale of Positive Solutions and the impact of the implementation of RDR on Pension business commission.

Production

New life sales were up 13% to GBP 860 million compared to 2012, reflecting strong platform growth and higher sales in group pensions following the implementation of RDR on January 1, 2013.

Platform assets reached GBP 1.3 billion by the end of 2013. Gross deposits amounted to GBP 239 million, driven by platform savings products, as the platform gained momentum in the market.

58	Business overview Results of operations – United Kingdom

Overview of United Kingdom

In the United Kingdom, Aegon is a major provider of corporate and individual pensions, protection products, annuities, and savings products. Aegon UK has over two million customers, approximately 2,400 employees, and GBP 60.5 billion in revenue-generating investments. Aegon UK’s main offices are in Edinburgh and London.

Aegon UK is focused on two core growth markets in the United Kingdom: at-retirement and workplace savings, and has a long history of expertise in both. Aegon UK is increasingly focused on leveraging its award-winning online platform1, most recently enhanced with an engaging Retiready digital access service and a direct-to-consumer (D2C) proposition.

Organizational structure

Aegon UK plc is Aegon UK’s holding company. It was registered as a public limited company at the beginning of December 1998.

Aegon UK’s leading operating subsidiaries are:

¿	Scottish Equitable plc. (trading as Aegon); and
¿	Aegon Investment Solutions Ltd.

Overview of sales and distribution channels

Retiready

In April 2014, Aegon launched its Retiready digital access service, which is designed to help customers understand their readiness for retirement and help guide them to improve the likelihood that they achieve their desired retirement outcome.

Retiready provides an ‘upgrade’ solution for those existing Aegon customers without access to advice (be it through choice or for economic reasons), enabling them to choose to upgrade to new Self-Invested Pension Plan (SIPP) and Individual Savings Accounts (ISA) products supported by a wealth of tools and support including Score, Shop, Insight, Support and Coach.

Since the initial launch, the Retiready capability has been both extended and broadened, and now provides digital engagement for every existing Aegon customer. This service is now in the process of being rolled out to all customers, and this will continue throughout 2015. In addition, the Retiready service is being actively marketed to directly acquire new customers. A critical feature of Retiready is the capability to support customers whether they want advice or not.

Innovative platform

Aegon’s broad proposition offering across the individual retail market, workplace savings market and D2C market is all supported by a single technology solution with Aegon’s award

1	Source: The ARC platform won Best Workplace Savings Platform at the 2014 Platforum awards and ‘Best New Platform’ and ‘Best Use of Platform Technology’ at the Aberdeen UK Platform Awards 2013.

winning platform at its core. This capability creates a strong and flexible technology base able to realize significant synergies and efficiencies.

Channels

Aegon markets and sells the following propositions into three channels:

Retail advisor channel

¿	‘Full-wrap’ service, Aegon Retirement Choices, which includes multiple wrapper choices, fully open architecture fund platform and digital advisor/customer self-service access;
¿	One Retirement, a standalone pension accumulation and drawdown product designed to be a single point solution for customers with more basic needs; and
¿	Self-directed solution, through Retiready, for those customers without a financial advisor.

Workplace channel

¿	Platform based Workplace Aegon Retirement Choices proposition includes a choice of savings wrappers, enables employees to receive personal finance advice, and can be maintained by employees even after they have left their existing employer. Employers’ auto-enrolment obligations supported through Aegon’s SmartEnrol capability.

Direct channel

¿	Retiready digital access capability offering direct customers the ability to purchase SIPP and ISA.

Overview of business lines

Aegon UK has two business lines:

¿	Life; and
¿	Pensions.

Life

The Aegon UK life business primarily comprises individual protection and individual annuities.

Individual protection

Aegon UK offers a range of products for individual customers, including life cover, critical illness and income protection. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition. Aegon UK also write significant

Annual Report on Form 20-F 2014

volumes in the mainstream protection market, for instance, Aegon UK’s new Critical Illness proposition. In addition, Aegon UK offer a range of protection products for small and medium-sized companies that wish to insure key personnel. This is a key market for Aegon, and the Company is currently protecting around 400,000 customers, with approximately 40,000 new customers each year.

Immediate annuity

In the United Kingdom, funds in pension plans are normally converted into a source of income at retirement, usually through the purchase of an immediate annuity.

Sales and distribution

Individual protection products are distributed through intermediated advice channels, including wealth advisors, banks, and protection specialist advisors. Annuity products comprise internally vested immediate annuities and those available through intermediated advice channels.

Pensions

Aegon UK provides a full range of personal and corporate pensions. The company also offers investment products, including ISAs, General Investment Accounts (GIAs), offshore bonds and trusts.

Platform

Aegon Retirement Choices (ARC) efficiently and effectively helps advisors and their customers with the transition from work to retirement through a technology-driven platform. Aegon UK has deployed leading-edge technology to the platform, delivering an intuitive method of saving for retirement through the workplace, taking income in retirement, and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisors to demonstrate their professionalism and display their charges for advice in a transparent way. Professionalism and transparency are key principles of the Retail Distribution Review, which came into effect on January 1, 2013. In addition to the SIPPs – which provide a range of pre- and post-retirement investment options for high-net-worth customers, including insured funds and real estate – the platform also offers ISAs and GIAs.

Corporate pensions

One of Aegon UK’s largest product lines is providing pension plans for companies. Aegon UK offers group pension solutions on- and off-platform, depending on the needs of the employer and employee. In the United Kingdom, auto-enrolment will continue to have a dramatic effect on the workplace savings market, increasing the number of employees that save through their employers’ pension arrangements.

Changes in workplace pensions including charge caps and a commission ban will also be introduced by the Department of Work and Pensions (DWP) from April 2015. These significant changes pose a challenge for the industry. Aegon is well prepared to make changes in order to support customers and advisors through this period.

The move away from ‘defined benefit’ (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward ‘defined contribution’ (DC) plans, in which the employer, employee or both make contributions on a regular basis, has continued to accelerate in recent years. DC plans are similar to personal pensions, with contributions paid into a plan owned by individual employees and then invested. In general, at retirement, employees can choose to take a percentage of tax-free cash from their pension plan, using the remainder to either purchase an annuity or invest it in a separate drawdown policy.

As a result of this trend, the market for new DB plans has contracted considerably in recent years, largely due to concerns over long-term liabilities.

Investment gateway

Many DC and ‘master trust’ pension schemes are managed by a third party with an insurance contract. These are typically trust-based pensions for which the corporate customer (an employer) requires investment solutions that are specific to every individual pension scheme. These solutions typically require a non-branded investment portal and the provision of fund blending to create scheme default funds. In addition, a growing number of corporate customers want target dated lifestyle fund solutions for their members as they approach retirement. Aegon UK provides a low cost service that uses electronic messaging to automate the process and minimize risk.

Individual pensions

Aegon UK provides a wide range of personal pensions and associated products and services. These include:

¿	Flexible personal pensions;
¿	Self-invested personal pensions;
¿	Transfers from other retirement plans; and
¿	Phased retirement options and income drawdown.

As an alternative to annuities, Aegon UK also offers ‘Income for Life’, a retirement solution that bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, plus continued control over their investments until the age of 75.

Investment products

Aegon UK offers offshore investment bonds. An offshore bond is traditionally marketed to high-net-worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options. Aegon UK also offers GIAs and ISAs through its platform.

60	Business overview Results of operations – United Kingdom

Unit-linked guarantees

Aegon UK offers a range of investment products that provide valuable guarantees for the at-retirement market. There is an offshore investment plan, which provides a guaranteed income for life, and an offshore bond, which provides capital guarantees (offered by Aegon Ireland plc.1) .

Sales and distribution

Investment products, together with individual and corporate pensions, are widely distributed through independent financial advisors, tied distribution and, more recently, through partnerships with banks. Aegon UK also maintains close relations with a number of specialist advisors in these markets. Aegon UK is building and diversifying its workplace distribution capability, having started partnering with Mercer and Barclays in the first half of 2013. ARC is distributed through intermediated advice channels.

Competition

Aegon UK faces competition from three main sources: life and pension companies, retail investment firms, and retail platform service companies.

Over the past few years, the life and pension market has been increasingly concentrated among the largest companies and those perceived to be financially strong. Aegon UK’s competitors include Legal and General, Standard Life, Lloyds Bank and Aviva. In the platform market, service companies such as Cofunds, Funds Network and Skandia are among Aegon UK’s largest competitors.

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

A number of Aegon UK directors and senior managers have been approved by the FCA and/or the PRA to perform one or more controlled functions. A candidate is only approved by the regulator if the regulator is satisfied he or she is fit and proper to perform the controlled function(s) for which they have applied.

Financial supervision of insurance companies

The European Union Insurance Directives referred to collectively as Solvency I are incorporated into UK law. The Directives are based on the ‘home country control’ principle: an insurance company with a license issued by the regulatory authorities in its home country is allowed to conduct business in any country of the European Union, either directly or through a branch. Separate licenses are required for each branch of the insurance company where it conducts business. The regulatory body that issued the license (the PRA in the UK) is responsible for monitoring the solvency of the insurer.

Under UK law, a company (other than existing conglomerates) is not permitted to conduct both life insurance and non-life insurance business within one legal entity, nor is a company allowed to carry out both insurance and banking business within the same legal entity.

Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports on at least an annual basis. These reports, primarily designed to enable the PRA to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information regarding the investments of the insurance company. The PRA’s regulatory reporting is based on a single entity focus, and is designed to highlight risk assessment and risk management.

The PRA may request additional information it considers necessary and may conduct an audit at any time. The PRA may also make recommendations for improvements. Finally, the PRA may, ultimately, withdraw an insurance company’s license.

Under Solvency I, life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives. At present, this level is approximately 4% of general account technical provision. The PRA also requires that all life insurance firms conduct an annual Individual Capital Assessment (ICA) of the capital required to withstand a 1 in 200 shock on a 1-year value at risk basis.

The PRA reviews the underlying assumptions for each firm’s ICA every few years, and may apply an Individual Capital Guidance if they deem this appropriate.

Solvency II will be effective from January 1, 2016, and will replace the existing solvency regime at that time. The Solvency Capital Requirement under Solvency II (SCR) also requires firms to withstand a 1 in 200 shock on a 1-year value at risk basis. The underlying technical provisions will, however, be calculated in line with the Solvency II requirements rather than the firms internal view as part of the ICA.

The PRA will continue to require firms to maintain adequate capital under Solvency I and under the ICA while preparing for the transition to Solvency II. In anticipation of Solvency II, Aegon UK uses a similar capital model as will be used for the calculation of the SCR.

1	The offshore bond is offered by Aegon Ireland plc. and is reported separately in the New Markets segment, rather than as part of the UK segment.

Annual Report on Form 20-F 2014

Asset liability management

Asset liability management (ALM) is overseen by Aegon UK’s Management Investment Committee (MIC), which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

In addition to monitoring risk exposures in compliance with Aegon N.V.’s worldwide risk management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the appropriate regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

For its with-profit business, Aegon UK’s guiding philosophy is to match guarantees with appropriate investments. The nature of with-profit businesses, however, typically prevents perfect matching, and the role of the MIC is therefore to monitor the capital implications of any mismatching. Reports covering the impact of a range of possible investment scenarios on the solvency of each of the funds are produced on a regular basis. These reports allow the investment strategy for the with-profit funds to be discussed, and are summarized for the With-Profits Forum –a sub-committee of the Board of Aegon UK.

For non-profit business, considerable interest rate risk arises from Aegon UK’s large book of annuities in payment. Assets are purchased to provide a close expected match to liability outflows, with regular reporting to the MIC on the capital implications of any mismatching.

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets are invested in funds managed by external investment managers. The MIC monitors the performance of the investment managers against fund benchmarks.

With-profit fund

The invested assets, insurance and investment contract liabilities of Aegon UK’s with-profit fund are included in ‘for account of policyholder assets and liabilities’. Assets and liabilities are always equal, as an excess of assets over liabilities regarding guaranteed benefits and constructive obligations is classified as an insurance or investment contract liability. All assets in the Scottish Equitable with-profit fund are held 100% for participating policyholders.

Below is a summary of Aegon UK’s overall approach to the management of the with-profit fund.

Guarantees

With the exception of ‘Aegon Secure Lifetime Income’ and ‘5 for Life’, which are written by Aegon Ireland plc, and the product guarantees within Investment Control and Income for Life, which are reinsured to Aegon Ireland plc, all Aegon UK contracts with investment guarantees are written in policyholder-owned funds (otherwise called ‘with-profit funds’). These funds contain free assets that have not yet been fully distributed to individual policyholders. Free assets help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. Aegon UK has an exposure only once these assets have been exhausted. As outlined below, Aegon UK believes this exposure to be low.

In previous years, Scottish Equitable sold guaranteed annuity products in the United Kingdom. Certain policies also have a guaranteed minimum rate of return, guaranteed minimum pension, or guaranteed death or other benefits. Guaranteed rates of return apply only if the policy is kept in force to the dates specified, or only according to the events described in the policy conditions. The costs of all guarantees are borne by the with-profit funds, and therefore impact payouts to with-profit policyholders.

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

Guaranteed rates of return on with-profit policies are typically in the range of 0% to 5.5% a year. The funds with the highest rates have, however, been closed to premiums since 1999, and all funds have been closed to new business with investment guarantees since October 2002 (except for a small increase in regular payments). For a number of contracts written mainly in the 1970s and 1980s, Scottish Equitable also offered minimum pension guarantees, including guaranteed annuity options. As life expectancy rates have improved and interest rates have fallen over time, these minimum guarantees are now often valuable.

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

62

The results of the with-profit fund’s investment performance are distributed to policyholders through a system of bonuses that depends on:

¿	The guarantees under the policy, including previous annual bonus additions; and
¿	The investment returns on the underlying assets, with an allowance for ‘smoothing’ to reduce volatility. Although smoothing means that investment profits are spread from one year to the next, the aim is to pay out all of the investment profits earned by the fund over the long term. For early withdrawals, there are other measures to ensure that a fair share of total fund growth is received. A market value reduction may be applied to certain funds where, for cohorts of similar contracts, the face value of the benefits is greater than the value of the underlying assets. Policy conditions may state specific points for which a market value reduction will not apply.

As mentioned above, the free assets (assets that, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. These free assets are partly invested in equity puts and fixed interest swaps/swaptions to protect against adverse market movements. Aegon UK has an exposure only once these free assets are exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach now required for solvency reporting in the United Kingdom.

As the Scottish Equitable with-profit fund is now closed to new business with investment guarantees, the free assets are being distributed gradually to with-profit policyholders through the bonus system outlined above. This includes ensuring that any surpluses in the with-profit fund from other (historic) business lines can be distributed to existing with-profit policyholders at a suitable rate, helping to prevent a tontine effect as the number of with-profit policyholders declines.

Reinsurance ceded

Aegon UK uses reinsurance to both manage risk and maximize financial value, through returns achieved and efficient capital management. The degree to which reinsurance is used across the product lines varies, depending largely on the appropriateness and value of reinsurance available in the market.

The protection business is heavily reinsured. A reinsurance panel is in place to provide reinsurance, predominantly on a quota share basis across the range of benefits. A facultative reinsurance panel is also used to assist the placement of the very large cases. Longevity reinsurance is in place for a number of in-force tranches of annuity business. Financial reinsurance has been used historically across the unitized business with the final repayments made in 2014.

Aegon UK uses a range of reinsurers across the reinsurance market. Reinsurance is currently in place with Hannover, Munich Re, Pacific, RGA, Scor, Swiss Re, and XLRe. In addition, internal reinsurance is in place with Blue Square and Transamerica.

Annual Report on Form 20-F 2014

Results 2014 New Markets

Amounts in EUR millions	2014	2013	%
Net underlying earnings	135	153	(12%)

Tax on underlying earnings	61	74	(18%)

Underlying earnings before tax by business / country

Central & Eastern Europe	60	57	5%

Asia	(17)	34	-

Spain and France	28	33	(15%)

Variable Annuities Europe	10	7	43%

Aegon Asset Management	115	95	21%
Underlying earnings before tax	196	227	(14%)

Fair value items	(6)	(21)	71%

Gains / (losses) on investments	16	-	-

Net impairments	(43)	(16)	(169%)

Other income / (charges)	(24)	(33)	27%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	139	158	(12%)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	8	5	60%

Income tax	(50)	(31)	(61%)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(8)	(5)	(60%)
Net income	89	127	(30%)

Life insurance gross premiums	2,015	1,349	49%

Accident and health insurance premiums	163	170	(4%)

General insurance premiums	224	194	15%
Total gross premiums	2,402	1,713	40%

Investment income	234	233	-

Fees and commission income	623	583	7%

Other revenues	3	2	50%
Total revenues	3,262	2,531	29%

Commissions and expenses	984	999	(2%)

of which operating expenses	684	656	4%

64	Business overview Results of operations – New Markets

New life sales Amounts in EUR millions	2014	2013	%
Central & Eastern Europe	107	108	(1%	)

Asia	114	67	70%

Spain and France	49	54	(9%	)
Total recurring plus 1/10 single	271	228	19%

Amounts in EUR million	2014	2013	%

New premium production accident and health insurance	34	43	(21%	)

New premium production general insurance	45	35	29%

Gross deposits (on and off balance)	2014	2013	%
Central & Eastern Europe	215	248	(13%	)

Asia	526	587	(10%	)

Spain and France	55	9	-

Variable Annuities Europe	383	424	(10%	)

Aegon Asset Management	19,340	13,018	49%
Total gross deposits	20,519	14,287	44%

	Weighted average rate

Exchange rates Per 1 EUR	2014	2013

US dollar	1.3288	1.3272

Canadian dollar	1.4667	1.3674

Pound sterling	0.8061	0.8484

Czech koruna	27.5153	25.9238

Hungarian florint	308.3758	296.3309

Polish zloty	4.1839	4.1940

Romanian leu	4.4429	4.4167

Turkish Lira	2.9060	2.5305

Chinese rin bin bi yuan	8.1902	8.1637

Annual Report on Form 20-F 2014

Results 2014 New Markets

Net income in 2014 decreased to EUR 89 million compared with 2013 as the increase in realized gains was more than offset by higher impairments. Lower underlying earnings before tax in 2014 compared with 2013 were mainly the result of a charge from model updates in Asia in 2014, which more than offset the increase in underlying earnings before tax in Aegon Asset Management in 2014.

Net income

Net income in 2014 declined by 30% to EUR 89 million compared with 2013. The increase in realized gains was more than offset by higher impairments both compared with 2013. New regulation on the Hungarian foreign currency mortgage portfolio was the main driver behind this increase in impairments. This new regulation focused on the determination of the adequate exchange rate to be used for the calculation of outstanding debt and interest payments.

Underlying earnings before tax

In New Markets, underlying earnings before tax decreased 14% in 2014 to EUR 196 million compared with 2013, as higher earnings in Aegon Asset Management, Variable Annuities Europe and Central & Eastern Europe were more than offset by a decrease in earnings in Asia and Spain & France.

¿	Underlying earnings before tax from Central & Eastern Europe increased to EUR 60 million in 2014 compared with EUR 57 million in 2013. This increase was primarily driven by higher underlying earnings before tax in Hungary, which more than offset the negative impact of higher surrenders in Poland following product changes.
¿	Underlying earnings before tax from Asia decreased significantly to EUR (17) million, compared with EUR 34 million in 2013. This decrease in underlying earnings before tax was primarily the result of a charge from model updates in 2014 of EUR 26 million, primarily related to changes to modeled premium persistency, in the high net worth business. In addition, 2013 included a gain of EUR 22 million related to actuarial assumption changes and model refinements.
¿	Underlying earnings before tax from Spain & France decreased 15% in 2014 to EUR 28 million compared with 2013. Positive results from the joint venture with Banco Santander in Spain were more than offset by the impact of the divestment of partnerships and continuing investments in order to grow the business.
¿	Underlying earnings before tax from Variable Annuities Europe amounted to EUR 10 million in 2014, mainly resulting from growth of the business.
¿	Underlying earnings before tax from Aegon Asset Management increased 21% in 2014 to EUR 115 million compared with 2013. This increase was driven by higher performance and management fees. Higher management fees resulted from growth of third-party asset balances.

Commissions and expenses

Commissions and expenses decreased by 2% in 2014 to EUR 984 million compared with 2013. Operating expenses increased by 4% in 2014 to EUR 684 million compared with 2013. The increase in operating expenses, despite favorable exchange rates in 2014 compared with 2013, was mainly the result of the joint venture with Banco Santander in Spain, and higher marketing and sales expenses to support growth.

Production

New life sales in 2014 increased 19% to EUR 271 million compared with 2013.

¿	In Central & Eastern Europe, new life sales in 2014 remained stable at EUR 107 million. This was mostly the result of higher sales in Turkey, Hungary and the Czech Republic, due to improved distribution productivity and growth of the tied-agent network, which were offset by adverse currency movements and lower sales in Poland.
¿	In Asia, new life sales increased 70% in 2014 to EUR 114 million compared with 2013. This increase was mainly driven by increased sales of universal life products in Hong Kong and Singapore.
¿	New life sales in Spain declined 9% in 2014 to EUR 49 million compared with 2013, as the sales contribution from the joint venture with Santander was offset by the loss of sales driven by the divestment of partnerships.

New premium production from accident & health insurance business decreased 21% in 2014 to EUR 34 million compared with 2013, mainly a result of lower sales of the direct marketing activities in Asia. New premium production from Aegon’s general insurance business was up 29% to EUR 45 million compared with 2013, driven by the successful sales campaigns of the joint venture with Banco Santander in Spain.

Gross deposits in New Markets increased 44% in 2014 compared with 2013 and amounted to EUR 21 billion. Gross deposits in Aegon Asset Management increased 49% in 2014 to EUR 19 billion compared with 2013, mainly driven by strong growth in retail sales in China and the United Kingdom. Gross deposits in Asia declined to EUR 526 million in 2014 compared with 2013 as a result of lower sales of variable annuities in Japan. Deposits in Central & Eastern Europe, Asia and Variable Annuities Europe decreased in 2014 compared with 2013, while the gross deposits in Spain & France were higher.

66	Business overview Results of operations – New Markets

Results 2013 New Markets

Amounts in EUR millions	2013	2012	%
Net underlying earnings	153	179	(15%	)

Tax on underlying earnings	74	87	(15%	)

Underlying earnings before tax by business / country

Central & Eastern Europe	57	84	(32%	)

Asia	34	12	183%

Spain and France	33	69	(52%	)

Variable Annuities Europe	7	-	-

Aegon Asset Management	95	101	(6%	)
Underlying earnings before tax	227	266	(15%	)

Fair value items	(21)	(1)	-

Gains / (losses) on investments	-	10	-

Net impairments	(16)	(26)	38%

Other income / (charges)	(33)	113	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	158	362	(56%	)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	15	(67%	)

Income tax	(31)	(119)	74%

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(15)	67%
Net income	127	243	(48%	)

Life insurance gross premiums	1,349	1,374	(2%	)

Accident and health insurance premiums	170	188	(10%	)

General insurance premiums	194	144	35%
Total gross premiums	1,713	1,706	-

Investment income	233	319	(27%	)

Fees and commission income	583	524	11%

Other revenues	2	3	(33%	)
Total revenues	2,531	2,552	(1%	)

Commissions and expenses	999	878	14%

of which operating expenses	656	613	7%
New life sales
Amounts in EUR millions	2013	2012	%
Central & Eastern Europe	108	114	(5%	)

Asia	67	53	26%

Spain and France	54	86	(37%	)
Total recurring plus 1/10 single	228	253	(10%	)
Amounts in EUR million	2013	2012	%

New premium production accident and health insurance	43	42	2%

New premium production general insurance	35	25	40%

Annual Report on Form 20-F 2014

Gross deposits (on and off balance)	2013	2012	%

Central & Eastern Europe	248	316	(22%	)

Asia	587	169	—

Spain and France	9	45	(80%	)

Variable Annuities Europe	424	463	(8%	)

Aegon Asset Management	13,018	9,916	31%
Total gross deposits	14,287	10,909	31%

		Weighted average rate

Exchange rates Per 1 EUR		2013	2012

US dollar		1.3272	1.2849

Canadian dollar		1.3674	1.2839

Pound sterling		0.8484	0.8103

Czech koruna		25.9238	25.1140

Hungarian florint		296.3309	288.8606

Polish zloty		4.1940	4.1809

Romanian leu		4.4167	4.4548

Turkish Lira		2.5305	2.3132

Chinese rin bin bi yuan		8.1637	8.1377

68	Business overview Results of operations – New Markets

Results 2013 New Markets

Net income in 2013 decreased to EUR 127 million as gains from divestments were more than offset by a write down of intangible assets in Poland following legislative changes and lower underlying earnings before tax as increases in underlying earnings before tax in Asia and Variable Annuities Europe were more than offset by decreases in Central & Eastern Europe, Spain and Aegon Asset Management.

Net income

2013 net income declined to EUR 127 million. Higher losses from fair value items and lower gains on investments compared to 2012 were only partly offset by lower impairment charges. In 2013, gains from divestments in Spain were offset by a write down of intangible assets in Poland as the Polish parliament approved legislation to overhaul the existing state pension system. This resulted in an impairment of intangible assets related to the Polish pension business for an amount of EUR 192 million before tax. In 2012, there was a substantial benefit related to the divestment of investment manager Prisma.

Underlying earnings before tax

In New Markets, underlying earnings before tax in 2013 declined 15% to EUR 227 million compared to 2012, as increases in Asia and Variable Annuities Europe were more than offset by declines in Central & Eastern Europe, Spain and Aegon Asset Management.

¿	Earnings from Central & Eastern Europe declined 32% to EUR 57 million compared to 2012, which was primarily driven by the introduction of the insurance tax in Hungary and lower non-life results in Hungary from adverse claim experience. Additionally, earnings were impacted by investments related to the inclusion of the business in Ukraine.
¿	Results from Asia increased 183% to EUR 34 million compared to 2012, driven mainly by actuarial assumption changes and model refinements of EUR 22 million. The positive impact of growth of the business and cost savings was offset by higher non-deferred acquisition costs driven by strong growth in variable annuities production in Japan where Aegon does not yet defer its acquisition expenses.
¿	Earnings from Spain & France decreased 52% to EUR 33 million compared to 2012 due to the divestment of the joint ventures with CAM, Civica and Unnim. The new joint venture with Santander contributed to underlying earnings, which was mostly offset by investments in developing a direct distribution channel. The earnings contribution from partner La Mondiale in France rose slightly and amounted to EUR 21 million for the year.
¿	Results from Variable Annuities Europe amounted to EUR 7 million, mainly resulting from growth of the business.
¿	Earnings from Aegon Asset Management declined 6% to EUR 95 million, as the positive impact of higher third-party asset balances was more than offset by the loss of earnings from the sale of hedge fund manager Prisma in the fourth quarter of 2012.

Commissions and expenses

In 2013, commission and expenses increased 14% to EUR 999 million compared to 2012. Operating expenses increased 7% to EUR 656 million. The increase in operating expenses was the result of higher costs in Asia and Variable Annuities Europe driven by investments to support future growth, the inclusion of the business in Ukraine and the introduction of the insurance tax in Hungary. The increase in commissions is driven by higher sales in Asia compared to 2012.

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

New premium production from accident and health insurance business increased 2% to EUR 43 million compared to 2012, mainly driven by the direct marketing unit in Asia. New premium production from Aegon’s general insurance business was up 40% to EUR 35 million compared to 2012, driven by the inclusion of the joint venture with Santander and growth in Central & Eastern Europe.

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

Annual Report on Form 20-F 2014

Overview of Central & Eastern Europe

Aegon has operations in the Central & Eastern European (CEE) countries of the Czech Republic, Hungary, Poland, Romania, Slovakia, Turkey and Ukraine. Aegon first entered the Central & Eastern European market in 1992 with the purchase of a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Aegon Hungary is Aegon’s leading business in Central & Eastern Europe and the springboard for its further expansion in the region.

Organizational structure

Aegon’s main subsidiaries and affiliates in Central & Eastern Europe (CEE) are:

¿	Aegon Hungary Composite Insurance Co. (Aegon Magyarország Általános Biztosító Zártkörűen MűködőRészvénytársaság);
¿	Aegon Poland Life (Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna);
¿	Aegon Poland Pension Fund Managemenet Co. (Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna);
¿	Aegon Turkey (Aegon Emeklilik ve Hayat A.Ş.);
¿	Aegon Romania Pension Administrator Co.( Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A);
¿	Aegon Czech Life (Aegon Pojišt’ovna, a.s);
¿	Aegon Slovakia Life (Aegon Životná poist’ovňa, a.s.);
¿	Aegon Slovakia Pension Management Co. (Aegon, d.s.s., a.s); and
¿	Aegon Life Ukraine

Overview of sales and distribution channels

Aegon operates through a number of different sales channels in Central & Eastern Europe. These include tied agents, insurance brokers, call centers, online channels and – particularly in Hungary, Poland, Romania and Turkey – retail banks.

Overview of business lines

Life & Savings

Aegon companies in Central & Eastern Europe offer a range of life insurance and personal protection products. These include traditional life and unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings.

Traditional general account life insurance consists mainly of index life products that are not unit-linked but have guaranteed interest rates, in addition to group life and preferred term life products.

Preferred life is an individual term life insurance product that offers insurance protection. The product distinguishes between smoker and non-smoker status, and uses standard and preferred pricing dependent on the respective health of clients.

Group life contracts are renewable each year and carry optional accident and health cover.

In Poland1, Aegon is one of the leading providers of unit-linked products. In addition, Aegon Poland Life also offers traditional saving type products. In 2014, Aegon Poland Life’s Management Board decided that, starting from November 24, 2014, the Company would not collect fees defined in the General Insurance Terms as ‘surrender fees’ for the unit-linked policies with regular premiums. The decision was in response to the changing environment relating to customer protection, and was in line with the regulator’s recommendation.

In Hungary, Aegon offers a wide range of life insurance products, including term life products, whole life products, group life insurance, accidental life and traditional saving type products besides unlit-linked policies, frequently accompanied by riders. Aegon is also a significant market player in Hungary2 in the unit-linked segment.

In both the Czech Republic and Slovakia, Aegon focuses on the unit-linked segment, besides selling term life products and offering a wide range of riders covering accidental death, disability, critical illness risks and providing a daily hospitalization allowance to insured clients.

In Turkey, Aegon provides only traditional life insurance products, the most important of which are pure term life with several riders, term life with premium refund on maturity, and saving-type endowment products. Aegon’s insurance portfolio is growing significantly in Turkey due to the country’s high growth rate.

Aegon entered the Ukrainian life insurance market in February 2013 by acquiring Fidem Life, a life insurance company selling mainly endowment traditional life products. The company was subsequently renamed ‘Aegon Life Ukraine’. Due to the unstable political and economical climate the business develops slowly.

In Romania, Aegon undertakes life insurance business via Aegon Poland Life Insurance Company. The Romanian branch sells unit-linked, term life and endowment insurance policies. In April, 2014, Aegon Poland Life’s branch took over Eureko

1	Source: www.knf.gov.pl.
2	Source: www.mabisz.hu.

70	Business overview Results of operations – CEE

Asigurari S.A.’s life portfolio in Romania, which consists mainly of traditional life and unit-linked policies.

In 2013, Aegon Hungary Composite Insurance Company incorporated a new subsidiary, Aegon Hungary Home Savings and Loan Association. The new entity provides a saving product combined with a preferential loan option, which is subsidized by the state during the saving period.

Mortgage loans

Aegon Hungary first offered mortgage loans to retail customers in 2006. In the early years, mainly Swiss franc denominated home mortgage loans were provided by Aegon Hungary Mortgage Finance Co., a subsidiary of Aegon Hungary Composite Insurance Company. Due to legislative changes, it shifted to Hungarian forint-based lending in 2010.

The mortgage loan business has been affected by several legislative changes in recent years. According to laws enacted in 2014, financial institutions have to retrospectively apply exchange rates of the Hungarian Central Bank (MNB), instead of the exchange rates they applied in the past, to foreign currency denominated loans. In addition, following a decision made by the Curia (Supreme Court), financial institutions have to reimburse unilateral fee and interest increases they made in the past under the loan agreements to the debtors. The settlement with debtors is expected to be undertaken and completed in 2015. Furthermore, due to other legislative changes also enacted in 2014, most foreign currency denominated loans have to be converted into Hungarian forint-based loans at fixed exchange rates in 2015, with subsequent interest charges maximized by law.

On April 1, 2014, Aegon Hungary Mortgage Finance Company suspended its lending activities.

Pensions

Aegon’s pension business in Central & Eastern Europe experienced considerable growth before the financial crisis of 2008, mainly due to the region’s strong economic growth, and the reform of pension systems in many of the countries in the region.

In the formerly mandatory private pension market, Aegon was active in Slovakia, Poland, and Romania, in 2013 having exited Hungary. In the voluntary pension market, Aegon was active in Hungary and Turkey, having exited Slovakia and the Czech Republic in 2013.

In terms of assets under management, Aegon’s private pension funds in Poland1, Slovakia2 and Romania3, and voluntary pension fund in Hungary4, are among the largest in the respective countries. In terms of member numbers, Aegon has a significant market presence in Poland5, Romania6, and Hungary7. As of December 2014, Aegon had over 2.1 million pension fund members in Central & Eastern Europe. Since 2009, a series of legislative changes implemented in Aegon’s regional country units has had a significant impact on this line of business. The impact was the most significant in Hungary and Poland.

The changes to pension legislation enacted in Hungary at the end of 2010 had a very significant impact on the private (formerly mandatory) pension system. One of the most important measures was that private pension members were required to choose whether to remain enrolled in the private pension fund (on condition of termination of entitlement to the state pension for employment years after 2011) or opt out of private pension funds, transferring accumulated savings to the state held pension system. As a result, approximately 3% of members decided to remain enrolled in the private pension system and 97% moved to the state pension system.

Further legislative changes, enacted in Hungary at the end of 2011, required that all contributions deducted from the monthly wages of members were transferred to the state driven pension system (Pillar I). Members were able to transfer contributions to the private (formerly mandatory) pension funds only on a voluntary basis.

Following the changes mentioned above, on May 31, 2012, the delegate general meeting agreed to terminate the Aegon private pension fund without any legal successor in Hungary. The liquidation process began on July 1, 2012, and was completed in 2013.

In Poland, in accordance with legislative changes enacted in 2011, the contribution level payable into the private pension fund was reduced significantly. As of 2012, new members may no longer be actively recruited into private pension funds by pension management companies. Also, in accordance with the legislative changes that came into force on January 31, 2014, the Polish treasury bonds, treasury bills and other state-backed debt instruments, representing around 50% of the value of the managed pension fund, had to be transferred back to the Social Insurance Institution (ZUS) of Poland. Furthermore, as a result of the changes, membership for the purpose of paying future contributions became voluntary. Members were required to make this decision by the end of June, 2014. In total, 9% of Aegon’s private pension fund members decided to continue paying contribution into the private fund, while 91% pay contribution into the state fund managed by ZUS. In addition, ZUS will provide the retirement benefits to members, requiring the management companies to gradually transfer the remaining assets of the members to ZUS, commencing 10 years before a member reaches retirement age. As a result, Aegon wrote off the

1	Source: Polish Financial Supervision Authority, www.knf.gov.pl.
2	Source: The Association of Pension Fund Management Companies, Slovakia, www.adss.sk.
3	Source: http://www.asfromania.ro.
4	Source: The Central Bank of Hungary, https://felugyelet.mnb.hu.
5	Source: www.knf.gov.pl.
6	Source: http://www.asfromania.ro.
7	Source: The Central Bank of Hungary, https://felugyelet.mnb.hu.

Annual Report on Form 20-F 2014

intangible assets on its balance sheet in 2013, resulting in a loss of EUR 192 million before tax.

In Slovakia, Aegon announced its withdrawal from the voluntary pension business in 2011, and exited the market in 2013. Since September 2012, there has been a significant reduction in the contribution rate payable into private pension funds in Slovakia. In addition, as a result of the legislation enacted in 2013, it is no longer mandatory to join a private pension fund (Pillar II).

As of 2013, in Turkey, in accordance with legislative changes enacted in 2012, a reduction is applied to the maximum chargeable level of entrance fees, administration fees, and asset management fees. From 2013, pension contributions have no longer been subject to tax incentives; instead, members receive 25% of their contributions in the form of direct support from the state.

In the Czech Republic, as of January 2013, former pension companies have been transformed into management companies managing newly launched Pillar II and Pillar III pension funds. These exist alongside the so-called transformation fund, into which savings accumulated to the end of 2012 were placed. Aegon elected not to enter Pillar II in the Czech market. Aegon operated a transformation fund throughout 2013. On December 30, 2013, Aegon disposed of its pension line of business, thereby exited the Czech pensions market.

In Romania, in October 2014, Aegon Romania Pension Administrator Company took over the management of Eureko private pension fund. The Eureko fund merged with Vital, the Pillar II private pension fund managed by Aegon. As a result it became the fourth largest such fund in the country1.

Non-life

Aegon Hungary offers non-life cover (household, car insurance, and some wealth industrial risk). Aegon is the leading2 insurance company in the Hungarian household market. In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

As part of Aegon’s regional expansion, Aegon Hungary opened branch offices in Slovakia in 2010, and in Poland in 2011, selling household insurance policies in these markets.

Competition

Aegon is among the biggest providers operating in the life insurance market in Hungary. In 2014, it was the third largest2 provider in Hungary, based on the first nine months’ standardized premium income, and the third largest2 provider in the non-life insurance market. Aegon is also a significant market participant in Poland3 and Ukraine4 As of June 2014, it was ranked fifth5 for unit-linked products in Poland, based on gross written premiums. Aegon is not a significant market participant in those markets in which it was relatively recently incorporated: Aegon Slovakia (incorporated in 2003); Aegon Czech Republic (incorporated in 2004); and Aegon Romania (incorporated in 2008). Similarly, Aegon is not a significant participant in Turkey, where it acquired its business in 2008.

In Hungary’s voluntary pension fund market, Aegon was ranked third6 for both the number of its members and its managed assets in 2012. For managed assets, in 2014 Aegon was ranked fifth7 in the Slovakian private pension market. In Poland, Aegon was ranked tenth8 for number of members and managed assets as at September 2014. In 2014, Aegon ranked fourth9 in the Romanian mandatory private pension market, both for net assets under management and number of members.

Regulation and supervision

In Central & Eastern Europe, a single insurance company may only be licensed for, and conduct, either a life insurance business or non-life insurance business – not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

¿	The Central Bank of Hungary (MNB);
¿	National Bank of Slovakia (NBS);
¿	Czech National Bank (CNB);
¿	Polish Financial Supervisory Authority (KNF);
¿	Authority for Financial Supervision (ASF) (Romania);
¿	Undersecretariat of Treasury (Turkey); and
¿	National Commission for State Regulation of Ukrainian Financial Services Markets.

The authorities mentioned above promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

In addition to legal regulation, insurance companies are subject to a number of self-regulatory groups in their respective countries. These self-regulatory groups are the main forums for discussion among insurance companies. Their specialized departments (for example, actuarial, financial, and legal) meet periodically.

In Hungary, the foundation and operations of voluntary pension funds are regulated by the country’s Voluntary Mutual Pension

1	Source: http://www.asfromania.ro.
2	Source: www.mabisz.hu.
3	Source: www.knf.gov.pl.
4	Source: uainsur.com.
5	Source: www.knf.gov.pl.
6	Source: The Central Bank of Hungary, https://felugyelet.mnb.hu.
7	Source: The Association of Pension Fund Management Companies, Slovakia, www.adss.sk.
8	Source: www.knf.gov.pl.
9	Source: http://www.asfromania.ro.

72	Business overview Results of operations – CEE

Funds Act (XCVI. 1993). Activity in this area is also supervised by the MNB. Slovakia’s pension market is regulated by the Pension Asset Management Companies and Respective Notices Act (43/2004). The private pension business is under the supervision of the National Bank of Slovakia (NBS). In Romania, the private pension system is regulated and supervised by the Authority for Financial Supervision (ASF), and the mandatory pension system is subject to the Privately Administered Pension Funds Act (411/2004) (as primary legislation), and complemented by individual regulations (as secondary legislation). In Poland, this activity is supervised by the KNF and governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of the Treasury, and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Credit Institutions and Financial Enterprises Act (2013) regulates the foundation, operation and reporting obligations of the country’s financial institutions (including Aegon Hungary Mortgage Finance Company). In addition, Aegon Hungary Mortgage Finance Company is under the supervision of the MNB, in exactly the same way as Aegon Hungary Home Savings and Loan Association.

Asset liability management

The investment strategy and the asset liability management of the CEE region is overseen within Aegon by the Regional Risk and Capital Committee that meets on a quarterly basis. Aegon CEE’s asset liability management focuses on asset liability duration and liquidity. The performance of the portfolios against benchmarks is also evaluated during the Committee’s meetings.

Reinsurance ceded

Aegon takes out reinsurance for its life and non-life businesses in Central & Eastern Europe. The aim is to mitigate insurance risk. Aegon’s companies in the region only work through large multinational reinsurers that have well-established operations in the region – in accordance with Aegon’s Reinsurance Use Policy. For short-tail business, Aegon CEE accepts reinsurance companies with a minimum Standard & Poor’s (S&P) rating of A-. For long-tail business Aegon CEE accepts reinsurance companies with a minimum S&P rating of AA-. The credit standing of the reinsurance partners is strictly monitored, discussed on a monthly basis by the Global Reinsurance Use Committee, and assessed on a quarterly basis by the Risk & Capital Committee. From 2013, Aegon Hungary began a long-term arrangement with Aegon’s internal reinsurer, Blue Square Re, for property, catastrophe and motor third-party liability risks. In the first phase, Blue Square Re takes the risk, in the second phase, Blue Square Re retrocedes the risk in the reinsurance market with some retention levels. In addition, in 2014, Aegon Turkey started to cede the mortality risk stemming from the bulk of its traditional life portfolio to Blue Square Re.

The four most important reinsurance programs currently in force (with retention levels for each event indicated in parentheses) are:

¿	Property catastrophe excess of loss treaty (EUR 16.2 million retention);
¿	Motor third-party liability excess of loss treaty (EUR 0.8 million retention);
¿	Property per risk excess of loss treaty (EUR 1 million retention); and
¿	General third-party liability excess of loss treaty (EUR 0.1 million).

The majority of treaties in force for Aegon’s operations in Central & Eastern Europe are non-proportional excess of loss programs – except for the life reinsurance treaties, which are made on a surplus and quota-share basis (including various riders).

Annual Report on Form 20-F 2014

Overview of Asia

Aegon Asia operates in the Asia region through three major joint ventures in China, India, and Japan, in addition to a network of wholly-owned subsidiaries.

Organizational structure

¿	Aegon’s main operating companies in Asia are:
¿	Aegon-CNOOC Life Insurance Co. Ltd. (50%);
¿	Aegon Religare Life Insurance Co. Ltd. (26%);
¿	Aegon Sony Life Insurance Co. Ltd. (50%);
¿	SA Reinsurance Ltd. (50%); and
¿	Transamerica Life (Bermuda) Ltd.

Joint ventures

In 2002, Aegon signed a joint venture agreement with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. Aegon-CNOOC Life Insurance Co. Ltd (Aegon-CNOOC) began operations in 2003. Aegon-CNOOC is licensed to sell both life insurance and accident and health products in China. Aegon-CNOOC has expanded its network of offices and business in China since 2003. Having obtained 12 provincial licenses, its geographic presence provides access to a potential market of over 640 million people, primarily in the booming coastal provinces of eastern China. On October 20, 2014, Aegon and Tsinghua Tongfang Co. Ltd (THTF) signed a joint venture agreement to replace CNOOC as Aegon’s partner in Aegon-CNOOC. Regulatory approval for THTF to replace CNOOC as the shareholder of Aegon-CNOOC was granted by the Chinese Insurance Regulatory Commission on December 11, 2014.

In 2006, Aegon entered into a joint venture agreement with Religare Enterprises Limited and Bennett, Coleman & Company Limited to establish Aegon Religare Life Insurance Co., Ltd. (Aegon Religare) in India. Aegon Religare commenced operations in 2008. By August 31, 2014, Aegon Religare had a distribution network across 52 cities and 20 states in India, and had issued more than 391,000 policies to over 342,000 customers.

In June 2007, Aegon signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies, to establish Aegon Sony Life Insurance Co., Ltd. (Aegon Sony Life). Aegon Sony Life commenced operations in December 2009. By September 2014, Aegon Sony Life had entered into distribution partnerships with two ‘mega banks’ and sixteen regional banks, in addition to Sony Life’s Life Planner distribution channel which has over 4,000 professionals. The primary focus of Aegon Sony Life is annuity sales in Japan. Aegon and Sony Life also jointly established a reinsurance company, SA Reinsurance Ltd. (SARe), to provide Aegon Sony Life with greater flexibility in the pricing and design of its annuity products. Launched in 2010, and based in Bermuda, SARe manages the guaranteed benefit risks of Aegon Sony Life’s products.

Wholly-owned subsidiaries

In 2011, a new organizational structure was adopted by Aegon’s operations in Asia, whereby all of Aegon’s Asia-based insurance businesses became managed as one regional division headquartered in Hong Kong.

Transamerica Life Bermuda (TLB) recently commemorated 80 years of service to its customers in Asia. It now primarily serves the high-net-worth market in Asia through its branches in Hong Kong and Singapore.

Aegon Direct and Affinity Marketing Services (ADAMS) is an independent direct marketing services company with operations in six countries in the Asia-Pacific region. The first ADAMS company was established in Australia in 1998, and has subsequently launched operations in Japan, Hong Kong, Thailand, India and Indonesia.

Overview of sales and distribution

In China and India, Aegon-CNOOC and Aegon Religare, offer products through multiple distribution channels: agents, independent brokers, banks, direct marketing, group, and e-sales.

Aegon Sony Life in Japan has two primary distribution channels: Sony Life Planner channel (operated by Sony Life), and the bank distribution channel.

TLB distributes its products through relationships with private and priority banks, local and international brokers, and intermediaries.

ADAMS is one of the largest independent insurance direct marketing services companies in Asia by both geographic footprint and premiums. ADAMS specializes in direct and affinity marketing, and services business partners across the direct marketing value chain.

Overview of business lines

Life and savings

Aegon provides a broad range of life insurance products through its life insurance businesses in China and India. These include unit-linked, universal life, and traditional life products.

In China, Aegon-CNOOC’s agency and broker channels primarily sell regular premium endowment with high sum assured protection and critical illness products. Regular premium participating endowment and single-pay universal life are both key products for the bancassurance channel. Telemarketers

74	Business overview Results of operations – Asia

largely sell return of premium products. The e-sales channel is currently focused on selling protection products.

Aegon Religare offers a number of term plans, traditional individual participating products, traditional pension participating products and unit-linked plans.

Universal life and term products

TLB’s main products consist of USD universal life and USD term plans for the high-net-worth market. A new range of products was launched in the fourth quarter of 2013 and over the course of 2014.

Individual savings and retirement

Aegon Sony Life sells variable annuities. These products provide either a guaranteed lifetime withdrawal benefit (GLWB) or a guaranteed minimum accumulation benefit (GMAB).

Since 2010, SARe has reinsured all minimum guarantees offered on Aegon Sony Life’s variable annuity products.

Non-life

Aegon-CNOOC offers non-life products (primarily consisting of short-term accident and short-term health products) through all channels. Non-life sales are, however, concentrated in the group channel where the main products are group medical policies. Accident products are also one of the major types of products sold through the e-sales channel.

ADAMS has multiple international business partners across Asia, including banks and non-financial institutions. It focuses on protection products that generate risk premiums, such as term life insurance, personal accident insurance, and supplemental health insurance.

Competition

China - Aegon-CNOOC

As of July 31, 2014, there were 71 life insurance companies in the market, including 43 domestic life companies and 28 foreign life insurers. Based on total premium income, Aegon-CNOOC ranked forty-sixth among life insurance companies and thirteenth among foreign life companies in China. Aegon-CNOOC’s market share among foreign-invested companies was 2.0%1.

India - Aegon Religare

There were 24 licensed life insurers in India at the end of August 2014. The state-owned Life Insurance Corporation of India remains dominant with a 72%2 share of new business premiums (January 2014 to August 2014), and the remainder is made up of private sector companies.

Japan - Aegon Sony Life

The bancassurance channel is a key growth area in the Japanese insurance market. The largest share of the bancassurance single premium sector is the single premium whole life product. The surrender payment rate of these products is higher than interest on a savings account, and the commission rate incentivizes strong sales by the bancassurance representatives.

There is a strong need in Japan for individual annuity products for self-support after retirement. Demographic change (falling birth rate and aging population) is particularly acute in Japan, and the current public pension scheme appears unsustainable. Guaranteed minimum accumulation benefit remains the main product in the variable annuities market. There are eight active companies in Japan’s variable annuities market. Aegon Sony Life had the second3 largest market share in 2014, a position it has held since early 2013.

Hong Kong and Singapore - TLB

TLB’s main competitors in Hong Kong and Singapore are local and global providers in the high-net-worth market, such as HSBC Life, AIA, Manulife Bermuda, and Sun Life Bermuda.

Asia - ADAMS

The potential use of direct marketing in the insurance industry is growing due to economic pressure on traditional distribution channels and changes in customer behavior. For this reason, multinational insurers across the region are increasing their marketing capabilities.

Traditional direct marketing remains a viable channel in Asia, particularly in many emerging markets. As these markets mature, market participants must increasingly expand their capabilities in order to employ their customers’ preferred channels. For insurers, this primarily involves developing the use of media such as Direct Response TV, product microsites, health portals, social media platforms, and mobile applications.

Regulation and supervision

China - Aegon-CNOOC

On August 13, 2014, the State Council published a number of statements on ‘Accelerating the Development of a Modern Insurance Industry’. It was stated that by 2020, a modern insurance industry should be constructed, featuring comprehensive protection, complete functions, stability, security, integrity, compliance, strong service, innovation and international competitiveness, in order to match China’s social and economic development. The State Council also stated that the insurance industry should be transformed from a ‘large’ insurance country to a ‘powerful’ insurance country, by achieving an insurance penetration rate of 5% and insurance density of RMB 3,500. The insurance industry in China is regulated by the China Insurance Regulatory Commission (CIRC).

1	Source: Market data in this paragraph: China Insurance Regulatory Commission (CIRC), circ.gov.cn/Default.aspx?alias=www.circ.gov.cn/english.
2	Source: Insurance Regulatory and Development Authority of India (IDRA), irda.gov.in.
3	Source: Internal data.

Annual Report on Form 20-F 2014

India - Aegon Religare

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority (IRDA). The IRDA regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the Government of India, it safeguards the interests of the insurance policy holders of the country.

The IRDA is very active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. Some steps initiated by the IRDA during 2014 include: the setting up of repositories to facilitate dematerializing of physical policy documents; implementing a requirement to have policy documents in local languages; guidelines with respect to improving persistency; and regulations on web aggregators and insurance brokers.

Japan - Aegon Sony Life

The Financial Services Agency (FSA) is the government agency that supervises all insurance companies in Japan. New products and major product amendments are filed with, and approved by, the FSA. In addition, general policy provisions, statements of business procedure, pricing and valuation are all approved by the FSA.

In late December 2012, the FSA issued a new solvency margin risk standard that limits the assets used while broadening the measurement for solvency risk. More recently, the FSA has been strictly monitoring the solicitation of insurance products to the elderly. Aegon Sony Life has, as a result, enhanced its guidelines.

Hong Kong and Singapore - TLB

TLB is incorporated in Bermuda and is regulated by the Bermuda Monetary Authority, the integrated regulator of the financial services sector in Bermuda. TLB’s Asia branches are located in Hong Kong and Singapore. The insurance industry in Hong Kong is regulated by the Office of the Commissioner of Insurance (OCI).

The insurance industry in Singapore is regulated by the Monetary Authority of Singapore (MAS). The MAS is an integrated regulator that oversees all banks, insurers, capital market intermediaries, and financial advisors in Singapore.

Asia - ADAMS

Particularly in the market for direct distribution, there is an evolving regulatory environment for the use of personal data for marketing purposes. ADAMS remains abreast of any changes or proposed changes to regulations governing personal data in all of its markets. Where appropriate, ADAMS implements industry standard compliance programs, such as PCI Compliance in Australia and P-Mark in Japan.

Asset liability management

China - Aegon-CNOOC

An asset liability management meeting is held every month to monitor asset and liability mismatch risk, investment risk and solvency position. The dollar durations of liabilities and assets are calculated separately by block, and the dollar duration gap is analyzed. Based on the payment structure and term of insurance liabilities, Aegon-CNOOC usually purchases corporate bonds, government bonds, bank deposits, debt projects, or other fixed income assets to match this liability. Operating and shareholders’ equity funds are invested in mutual funds, convertible bonds, stocks, money market fund and bond repurchase in order to achieve higher investment returns.

The respective Risk and Capital Committees of Aegon-CNOOC meet quarterly to manage and monitor all types of risks that Aegon-CNOOC faces. Financial risks, in addition to operational risks, are monitored and discussed in the meeting.

India - Aegon Religare

Aegon Religare has a board-level Investment Committee and a board-level Risk Management Committee (RMC). Furthermore, there is a management-level Risk & Capital Committee (RCC). Regular reviews of risk and capital requirements are conducted by the committee members of the RCC and RMC. Monthly reviews are performed to ensure appropriate ALM for the closed block of business under traditional products. At the end of each quarter, the ALM report is tabled at the RCC meeting.

Japan - Aegon Sony Life and SARe

Aegon Sony Life reinsures (cedes) 100% of its guarantees on variable annuities to SARe. SARe has a comprehensive hedging program in place that covers the major risk dimensions. Execution of this hedging program is outsourced to Aegon USA Investment Management LLC. Comprehensive risk management procedures have been defined to ensure that the implementation of appropriate risk management activities is in accordance with Aegon’s Risk Management Policy.

In reinsuring minimum variable annuity guarantees, SARe accepts certain market and policyholder behavior risks. SARe covers payments under the guarantees to the extent that the benefits to the policyholder exceed the variable annuity account value. The market risks are managed through the use of capital-market hedging techniques.

Hong Kong and Singapore - TLB

The TLB assets are currently managed by Aegon USA Investment Management in the United States in a pool of assets backing similar liabilities. There is a management-level Risk and Capital Committee (RCC) and a management-level Investment Committee (IC). Regular reviews of risk and capital matters are conducted by RCC members. Members of the IC focus particularly on the areas of investment performance and mismatch risk.

76	Business overview Results of operations – Asia

Asia - ADAMS

The ADAMS assets are managed by Aegon USA Investment Management in the United States in a pool of assets backing similar liabilities. Asset Liability Management is performed as part of asset portfolio management.

Reinsurance ceded

China - Aegon-CNOOC

Aegon-CNOOC shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Most of the individual morbidity risks are taken by General Re and Munich Re in quota share. The group products are mainly reinsured by Hannover Re. Aegon-CNOOC also has modified co-reinsurance with Hannover Re to improve its solvency ratio, in addition to morbidity and mortality risk transfer. Aegon-CNOOC reviews the reinsurance structure regularly and adjusts it based on the claim experience and its risk acceptance capability.

India - Aegon Religare

Reinsurance arrangements are regulated by the IRDA. Aegon Religare primarily reinsures the mortality and morbidity risks of its policies sold with RGA Re. For specific products, reinsurance treaties are entered into with other major reinsurance companies such as Munich Re and Swiss Re.

Japan - Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on variable annuities with SARe.

In April 2014, Aegon Sony Life entered into a Surplus Relief reinsurance contract on a local statutory basis only. Surplus Relief provides relief from acquisition cost recovery risk.

Hong Kong and Singapore - TLB

TLB uses third-party mortality reinsurance for its universal life and traditional policies. Mortality reinsurance takes the form of yearly-renewable term excess-of-retention or quota-share arrangements. This is typically arranged through a pool of reinsurers – in general, the leading providers in the reinsurance industry.

Asia - ADAMS

ADAMS’s traditional business model primarily creates value by offshore reinsurance through an Aegon risk carrier, whereby risk-based premium is acquired for the group. ADAMS positions itself as an independent marketing services provider. This enables it to form partnerships with local insurers, particularly in locations where Aegon does not have a local presence. Increasingly, ADAMS also generates fee income from its professional services.

Annual Report on Form 20-F 2014

Overview of Spain

Aegon entered the Spanish insurance market in 1980 with the purchase of local insurer Seguros Galicia. In recent years, Aegon’s activities in Spain have developed through distribution partnerships with Spanish banks.

Until 2010, Aegon Spain Holding (hereinafter, Aegon Spain), through its subsidiary Aegon España S.A.U. de Seguros y Reaseguros (hereinafter, Aegon España) operated in Spain with two subsidiaries, Aegon Salud S.A.U. de Seguros y Reaseguros and Aegon Seguros y Reaseguros de Vida Ahorro e Inversión, S.A.U., which were merged by Aegon España, as of January 1, 2011. Aegon Administracion y Servicos A.I.E., a separate legal entity, provides administration and operations services to all Aegon companies in Spain, including joint ventures with third parties. In addition, Aegon Spain operates through partnerships with the financial services organizations Banco Santander and Liberbank, S.A.. On July 30, 2014, Aegon Spain signed a 25-year agreement to distribute both protection and general insurance products through Banco Santander’s network of branches in Portugal. Aegon Spain sold its stake in the partnership with Cajatres on September 3, 2014.

Organizational structure

Aegon main subsidiaries and affiliates in Spain and Portugal are:

¿	Aegon Espana S.A. de Seguros y Reaseguros;
¿	Aegon Administracion y Servicos A.I.E.;
¿	Aegon Santander Generales Seguros y Reaseguros (51%), in partnership with Banco Santander;
¿	Aegon Santander Vida Seguros y Reaseguros (51%), in partnership with Banco Santander;
¿	Aegon Santander Portugal Vida Companhia de Seguros S.A. (51%), in partnership with Banco Santander Totta;
¿	Aegon Santander Portugal Nao Vida Companhia de Seguros S.A. (51%), in partnership with Banco Santander Totta; and
¿	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (50%), in partnership with Liberbank, S.A.

Overview of sales and distribution channels

The ongoing economic situation in Spain continues to have an effect on all channels, particularly bancassurance. The Spanish banking sector has undergone significant change since 2012, when a structural reform program was implemented. This resulted in the restructuring of the banking sector and triggered a wave of mergers and acquisitions aimed at consolidation – a process that affected Aegon Spain’s banking partners to varying degrees. The economic outlook for the next 12 months is more favorable due to these measures, which will continue to affect Aegon Spain’s banking partners in different ways. The main distribution channel in the Spanish market is bancassurance, which accounts for 70% of life sales, in comparison with 23% for brokers and 7% for direct customers. Aegon Spain distributes its products nationwide through partner branches and its own sales network.

Aegon Spain and Banco Santander

In December 2012, Aegon Spain and Banco Santander formed a partnership to distribute certain insurance products. This became fully operational in June 2013, following regulatory approval.

Banco Santander is the largest financial institution in Spain, with 4,548 branches nationwide. Aegon Spain agreement with Banco Santander concerns the business lines of pure life risk and the general insurance products accident, home and commercial multi-risk insurance, and sickness. These are sold through two insurance entities: Aegon Santander Vida for pure life risk products; and Aegon Santander Generales for general insurance products. Aegon’s share in each entity is 51%.

The agreement signed between Aegon Spain and Santander Totta Seguros – a Portuguese insurance company belonging to Santander international group – concerns the distribution of certain insurance products. This became fully operational in December 2014, following regulatory approval.

Liberbank Vida y Pensiones

Liberbank, S.A. was created from a combination of the banking assets and liabilities of Cajastur, Caja Extremadura and Caja Cantabria. It has a presence nationwide, and a leadership position in retail markets in several Spanish regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank Vida y Pensiones currently distributes its products through 679 Liberbank, S.A. branches.

On December 31, 2014 Cantabria Vida y Pensiones (Aegon’s partner until 2014) was merged by absorption by Liberbank Vida y Pensiones.

Distribution

Aegon Spain distributes life insurance, general insurance, health and pension products. It uses two main distribution channels: bancassurance, which comprises 56% of the total; and its own network of brokers and agents. Aegon Spain’s sales network is focused on individual life and health insurance in urban and rural areas.

Overview of business lines

Aegon Spain focuses primarily on retail customers. It offers life insurance, pensions, general insurance, accident and health cover through different distribution channels, including its own channels (agents, brokers and direct), and bancassurance distribution through joint venture partnerships with Liberbank, S.A. and Banco Santander.

78	Business overview Results of operations – Spain

Life insurance & Pensions

Aegon Spain’s life insurance business comprises both individual and group protection and savings products, with individual products forming the larger part of the business.

Protection business includes primarily life, accident and disability cover, and products can be complemented with critical illness, income protection and other riders. Customers’ saving needs are serviced by Aegon Spain through its targeted offering of universal life, unit-linked and pension funds. Both savings and protection products are distributed through the channels mentioned above.

General insurance

Aegon Spain first offered general insurance products through its joint venture with Banco Santander in 2013. The offering focuses mainly on household protection products, distributed through the banking network of partner Banco Santander.

Health

Health insurance is offered by Aegon España through both its own network of brokers and agents and direct channels. Medical expense coverage for doctor visits, diagnose, hospitalization, dental and other health covers are offered through a broad network of medical partners across Spain.

The gross premium written contribution in 2014 for each of Aegon Spain’s business lines was 60% for life insurance, 18% for accident and health insurance, and 22% for general insurance.

Competition

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. The life market1 is dominated by Grupo Caixa, with a 22.2% market share, and Mapfre, with a 10.6% market share, followed by Santander Seguros, with a 7.6% market share. Aegon Spain’s market share is 1.0%.

For Aegon Spain’s health and general insurance products, the main competitors are foreign and local companies. Mapfre leads the non-life insurance market with a 15.2% market share, followed by Grupo Mutua Madrileña with a 12.9% market share and Allianz with a 6.6% market share. The non-life market is more fragmented than the life market. Aegon Spain’s multi-risk business line is responsible for non-life and has a market share of 1.5%.

Regulation and supervision

Direccion General de Seguros y Fondos de Pensiones (DGSFP) is the regulatory authority for the Spanish insurance industry. Insurance companies are required to report to DGSFP on a quarterly basis. Spanish regulations incorporate all requirements of the relevant European Union directives. The local Solvency I requirements are based, respectively, on percentages of the reserves for the life insurance business and of the premiums and sum at risk for the health and general insurance business. The local regulations for investments require the appropriate matching of investments and technical provisions, and also establish different levels of restrictions on the type of assets in which the insurance company may invest.

Asset liability management

Aegon Spain’s approach to asset liability management is to make projections of asset and liability cash flows, calculate their present values using a market yield curve, and compute the main parameters affecting these cash flows, such as duration and convexity. The goal is to lock in the spread by matching the duration of assets to the duration of liabilities.

Reinsurance ceded

Aegon Spain has a ‘one Aegon’ reinsurance management policy, meaning that both its joint ventures and own business are treated as a whole, with the same economic conditions and reinsurers panel, but with individual profit shares without losses carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. With this approach, Aegon Spain seeks to optimize the cost of reinsurance coverage, sharing the profits and not the losses, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Maximum retention levels vary by product and by nature of the risk being reinsured, although the retention limit is in general between EUR 30,000 and EUR 60,000 per life insured. Aegon Spain remains contingently liable for the amount ceded should the reinsurance company fail to meet its obligations. Aegon Spain generally uses only reinsurance companies that have a Standard & Poor credit rating of ‘A’ or higher. Aegon’s Group Reinsurance Use Committee is involved in the pre-approval of reinsurers, and the selection of reinsurers where a reinsurer has a rating below ‘A’. In addition, to reduce its exposure to defaults, Aegon Spain has several reinsurers on its panel and regularly monitors the creditworthiness of each. Further protection is taken out through funds that are withheld for investment by the ceding company where appropriate.

1	Source: Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA), www.icea.es.

Annual Report on Form 20-F 2014

Overview of France

On November 24, 2014, following a strategic review, Aegon announced its decision to sell its 35% share in La Mondiale Participations, subject to regulatory review. The sale was finalized on March 3, 2015.

Background

Aegon began a partnership with mutual insurer La Mondiale in 2002 through the acquisition of a minority interest in La Mondiale Participations, La Mondiale’s subsidiary company. La Mondiale Participations offered a range of life insurance, pensions, savings, investment and asset management services to corporate and individual retail customers through three subsidiaries: Arial Assurance, La Mondiale Partenaire and La Mondiale Europartenaire.

80	Business overview Overview of Variable Annuities Europe

Overview of Variable Annuities Europe

Variable Annuities Europe is a specialist provider of variable annuity products in the United Kingdom, Germany and France. It also offers offshore bonds in the United Kingdom.

Organizational structure

Variable Annuities Europe’s legal entity is Aegon Ireland plc. Its main office is located in Dublin, Ireland, with a branch office in Frankfurt, Germany. It operates two business lines: variable annuities and offshore bonds.

Overview of sales and distribution channels

In the United Kingdom, Aegon Ireland does not employ a direct sales force, but works with the local sales forces of the Aegon companies.

In Germany, Aegon Ireland has its own branch office in Frankfurt and employs a direct sales and customer service team.

Sales in France are through La Mondiale.

Variable annuities

Aegon Ireland is a specialist provider of variable annuity products in three European markets – the UK, Germany and France – with different operating models for each market.

Variable annuities are advised products distributed primarily through financial advisers and banks.

In the UK, Aegon Ireland variable annuities (or unit-linked guarantees) are sold via Aegon UK through banks, financial advisors and the Aegon Retirement Choices (ARC) platform – an online service that enables financial advisors to manage their clients’ investment portfolios.

Aegon Ireland’s branch office in Frankfurt sells variable annuities and employs a direct sales and customer service team. Aegon Ireland launched its first variable annuity product (guaranteed lifetime income) in Germany in August 2013. A second variable annuity product (guaranteed capital) was launched in April 2014. Key distribution channels are broker pools and financial advisor networks.

In France, La Mondiale sells a variable annuity product (guaranteed lifetime income), of which the guaranteed lifetime income option is reinsured to Aegon Ireland. It is sold through both La Mondiale’s own internal networks and platforms to financial advisors and banks. Aegon announced its decision to sell its 35% stake in La Mondiale Participation on November 24, 2014. The sale was finalized on March 3, 2015.

Offshore bonds

Aegon Ireland offshore bonds are sold exclusively in the UK via Aegon UK and are distributed through the ARC platform, other third-party platforms, banks, and financial advisors.

Overview of business lines

Variable annuities

Variable annuity products are essentially unit-linked life and pension insurance products with guarantees. They typically offer a range of investment fund options linked to equities and fixed interest investments. Some options enable the policyholder to select assets in fixed proportions. Increasingly, however, investment fund options aim to control fund volatility around certain target levels. In each case, an appropriate guarantee charge is set according to fund risk or fixed equity content. The guarantees offered may take several different forms: a minimum level of future lifetime income (immediate or deferred), an income for a defined term, or a minimum return of capital at the end of a defined period. Optional or integrated minimum death benefits are also usually offered. Charges for the guarantees are applied to the policyholder’s account value, and vary according to the guarantee and the fund choice.

These products allow a customer to participate in equity and bond market performance with the assurance of a minimum level of future benefit, regardless of the performance of their account. The various forms of guarantee enable customers to select the minimum benefit options that best suit their own capital or income needs.

Policyholder contributions are invested in the chosen underlying fund(s). For the majority of products, the client selects investment options based on their preferred level of risk. The assets related to this product are segregated for the benefit of policyholders in separate accounts of the insurance company.

The policyholder’s account value reflects the performance of the selected funds less charges, withdrawals or guarantee payments. The insurance provider earns administration and expense charges, in addition to guarantee charges for the guaranteed benefits.

Offshore bonds

Offshore bond products are open-ended unit-linked life insurance products. They offer a wide range of investment choices, making it possible to invest in a wide range of external assets, such as collective investment schemes, unit trusts, and open-ended investment companies (OEICs), together with internal unit-linked funds managed by Aegon Ireland, and cash deposits.

Annual Report on Form 20-F 2014

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

Offshore bond products enable customers to make regular withdrawals from their policy, provided there is sufficient value in the underlying fund. The death benefit is typically 100.1% of the surrender value of the policy on the death of the last life assured. Offshore bond products do not have explicit guarantees. The surrender value reflects the performance of the funds selected by the client. The final surrender value of the policy may therefore be less than that of the original investment.

The account value of offshore bond products reflects the performance of the funds. The insurance provider earns ongoing administration and expense charges on the policy. Collected surrender charges are typically applied to recoup deferred acquisition costs.

Competition

Variable annuities

There was no significant change between 2013 and 2014 in the competitive environment for variable annuities in Europe, with the ongoing challenging economic and financial conditions limiting new product launches.

In the United Kingdom, Variable Annuities Europe has two competitors, Axa and MetLife, with MetLife leading the market.

In Germany, several competitors offer variable annuity type products, but they are generally not essential to their overall offering. The main competitors for variable annuity business are Canada Life and Swiss Life. Other providers include Allianz, Generali, Helvetia and Standard Life.

In France, AXA and Allianz are the only other providers offering variable annuities, with AXA leading the market.

Offshore bonds

The UK offshore bond market remains highly competitive. In the third quarter of 2014, Aegon has a year-to-date market share of 5.34%, placing it sixth1. The top three providers by market share were Standard Life, Axa Wealth and Legal & General respectively.

Regulation and supervision

Aegon Ireland is registered as a life insurance company in Ireland under the European Communities (Life Assurance) Framework Regulations 1994 (the 1994 Regulations), which implement the Consolidated Life Directive in Ireland. Aegon Ireland is regulated by the Central Bank of Ireland. As an Irish authorized life insurance company, Aegon Ireland may undertake life insurance business in any member state of the European Economic Area on either a freedom of services (FOS) or freedom of establishment (FOE) basis, subject to the notification requirements set out in the 1994 Regulations.

Aegon Ireland operates on an FOE basis in Germany (with a branch office in Frankfurt) and on an FOS basis in the United Kingdom, selling life insurance products in Class III (contracts linked to investment funds) and Class I (life insurance and contracts to pay annuities on human life), excluding contracts written in Class II (contracts of insurance to provide a sum on marriage or on the birth of a child). Aegon Ireland must comply with the general good provisions that apply to insurers selling such policies in each jurisdiction.

The Central Bank of Ireland has sole responsibility for the prudential supervision and regulation of Aegon Ireland. For this reason, Aegon Ireland’s entire business, state of solvency, establishment and maintenance of technical reserves, quality of corporate governance, risk management, and internal control systems are all subject to monitoring and supervision by the Central Bank of Ireland. Aegon Ireland is required to submit annual returns to the Central Bank of Ireland, and is subject to annual review meetings and themed visits. The Central Bank of Ireland has wide powers of intervention in all areas of Aegon Ireland’s business.

1	Source: Association of British Insurers.

82	Business overview Overview of Aegon Asset Management

Overview of Aegon Asset Management

Aegon Asset Management is an active investment manager that uses its investment expertise to help clients around the world take responsibility for their financial future.

Organizational structure

Aegon Asset Management operates in the United States, the Netherlands, the United Kingdom, Canada, Central & Eastern Europe, Spain, Hong Kong and mainland China. It has three main brands:

¿	Aegon Asset Management specializes in providing clients with a range of high-quality investment solutions across asset classes, including fixed income, equities, real estate, absolute return, liability-driven, and multi-asset solutions. A long and successful history of partnership with Aegon’s insurance businesses has enabled Aegon Asset Management to establish experienced investment teams, a solid asset base and proven long-term records;
¿	Kames Capital is a United Kingdom-based asset management company that provides fixed income, equities, real estate and multi-asset solutions to both UK and international clients; and
¿	TKP Investments is a Netherlands-based fiduciary manager that is recognized for its manager selection and tailored advice to the Dutch pension market.

Aegon Asset Management’s main operating entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V. (the Netherlands), TKP Investments B.V. (the Netherlands), Kames Capital plc (United Kingdom) and Aegon Industrial Fund Management Company Ltd (China, 49% owned).

Aegon Asset Management is managed by an international board with both global and local roles and responsibilities.

Overview of business lines

Aegon Asset Management manages significant funds on behalf of Aegon insurance companies. Asset inflows are derived from insurance company sales invested in the general account or insurance funds, depending on the product sold. Aegon Asset Management receives funds either in a ‘closed architecture’ structure (whereby the insurance affiliate seller delegates funds to Aegon Asset Management) or through competition with external asset managers in an ‘open architecture’ structure (whereby the insurance affiliate seller may choose to delegate funds to an external fund manager other than Aegon Asset Management). Aegon Asset Management also provides solutions to third-party retail and institutional customers that invest through collective investment schemes or segregated mandates.

General account business consists of funds held on the balance sheet of Aegon insurance companies to meet policyholder liabilities – typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and mortgage loans. Aegon Asset Management also manages Aegon’s general account derivatives book.

The majority of affiliate sales business consists of funds sold by affiliate insurers where the policyholder return is determined by the investment return of the fund, and the risk is therefore borne by the policyholder rather than Aegon. The funds have various legal structures, and are usually managed against a benchmark or peer group target. The main asset classes include fixed income, equities, real estate, mortgage loans and alternatives. In the United States and the United Kingdom, a significant element of affiliate sales is conducted on an open architecture basis.

For third-party business, Aegon Asset Management is usually responsible for product design, marketing and distribution, although some third-party business is sourced through co-operative arrangements with insurance affiliates. The retail businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The main asset classes are fixed income and equities, and the funds are usually managed against a benchmark or peer group target. The institutional businesses typically sell tailored services to large corporations or pension funds. They employ a full range of asset classes, and manage the funds against objectives, targets and risk profiles agreed with clients. Aegon Asset Management offers both absolute and relative return products. Aegon Asset Management distributes its services and solutions internationally.

Competition in main locations

Aegon Asset Management competes with other asset management companies on insurance platforms to acquire business from open-architecture Aegon insurance units and third parties. Aegon Asset Management’s competitors include global asset managers (both from financial conglomerates and stand-alone) and local specialists in the countries in which it operates. In general, competition varies according to the type of asset class and style of management.

Annual Report on Form 20-F 2014

In the United States, Aegon Asset Management focuses on fixed income, asset allocation and real estate loans. In the wholesale market, Aegon Asset Management works as a sub-advisor with its insurance company affiliates in order to produce competitive products. It also works with consultants and other partners to offer products to third-party institutions.

In the Netherlands, Aegon Asset Management provides a wide range of investment solutions to retail and institutional clients through its affiliate insurance company. In the third-party institutional market, it competes with both fiduciary and balance sheet managers, together with global asset managers with an asset-only proposition. Competition continues to be strong in the pension fund industry due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Aegon Asset Management has received strong net inflows into its Dutch mortgage fund.

In the United Kingdom, competition in the third-party wholesale market has been heavily influenced by the effect that new regulatory changes stemming from the Retail Distribution Review (RDR) have had on distribution.

Regulation and supervision

Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is regulated by DNB (the Dutch central bank) as a financial holding company according to the Dutch Act on Financial Supervision. In Europe, regulation for asset management companies is different from that of insurers because it is based on different European Union directives. Aegon Asset Management’s underlying operating entities are regulated by their local regulators, including the AFM (Autoriteit Financiële Markten) and DNB for Dutch entities, the FCA (Financial Conduct Authority) for United Kingdom based entities, the SEC (Securities & Exchange Commission) for United States based entities, and the CSRS (Chinese Securities Regulatory Commission) for Chinese-based entities.

84	Business Overview Risk management

Risk management

General

As an insurance group, Aegon manages risk on behalf of its customers and other stakeholders. As a result, the Company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently in a way aligned with the Company’s strategy.

Definition and tolerances

For Aegon, risk management involves:

¿	Understanding which risks the Company is able to underwrite;
¿	Establishing a company-wide framework through which the risk-return trade-off associated with these risks can be assessed;
¿	Establishing risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and
¿	Measuring and monitoring risk exposures and actively maintaining oversight of the Company’s overall risk and solvency positions.

By setting certain predefined tolerances and adhering to policies that limit the overall risk to which the Company is exposed, Aegon is able to accept risk with the knowledge of potential returns and losses.

Objectives of risk management

Aegon’s risk strategy provides direction for the targeted Aegon risk profile while supporting the Aegon business strategy. The targeted risk profile is determined by customer need, Aegon’s competence to manage the risk, the preference of Aegon for the risk and whether there is sufficient capacity to take the risk. Key inputs for Aegon’s risk preferences include expected returns, alignment between Aegon, counterparty and customer interests, the existing risk exposures and other risk characteristics such as diversification, the severity of the risk in an extreme market event and the speed at which risk can materialize in Aegon’s capital position, and IFRS net income.

In addition to the targeted risk profile, risk tolerances and limits are established to ensure that Aegon maintains, at all times, a solvency and liquidity position such that no plausible scenario would cause the Company to default on its obligations to policyholders. To accomplish this, Aegon has established a number of risk criteria and tolerances as part of its risk strategy:

¿	Financial strength: ensure Aegon meets long-term obligations to policyholders, thereby enabling Aegon to compete in key markets as a financially strong global insurer;
¿	Continuity: ensure that Aegon meets policyholder obligations, even under extreme event scenarios;

¿	Culture: encourage strong risk awareness by stressing the Company’s low tolerance for operational risk. This helps to improve operational excellence and ensures that the Company is fair in its treatment of customers and other stakeholders; and
¿	Risk balance: manage the concentration of risk and encourage risk diversification within Aegon.

Aegon’s risk governance framework

Aegon has a strong culture of risk management, based on clear, well-defined risk governance. The goals of this risk governance are:

¿	Minimize ambiguity by clearly defining roles and responsibilities and risk reporting procedures for decision makers;
¿	Institute a proper system of checks and balances, and ensure that senior management is aware at all times of material risk exposure;
¿	Manage risk in line with the targeted risk profile, including the avoidance of an over-concentration of risk in particular areas;
¿	Facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs; and
¿	Reassure external stakeholders that Aegon has appropriate risk management structures and controls in place.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units. Aegon’s risk management governance structure has three basic layers:

¿	The Supervisory Board (SB) and the Supervisory Board Risk Committee (SBRC);
¿	The Executive Board (EB) and the Management Board (MB); and
¿	The Enterprise Risk Management Committee (ERMC) and the Group Risk & Capital Committee (GRCC).

Additionally, there are working groups and regional committees that support the ERMC and GRCC.

Aegon’s Executive Board has overall responsibility for risk management. The Executive Board adopts the risk strategy, risk governance, risk tolerance and material changes in risk methodology and risk policies. The Group’s Chief Risk Officer (CRO) attends Executive Board meetings and has a direct reporting line to the Supervisory Board to discuss enterprise risk management and related matters, and is a member of the Management Board.

Annual Report on Form 20-F 2014

The Management Board oversees a broad range of strategic and operational issues. While the Executive Board remains Aegon’s statutory executive body, the Management Board provides vital support and expertise in safeguarding Aegon’s strategic goals. The Management Board discusses and sponsors enterprise risk management, in particular the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies.

The Supervisory Board Risk Committee is responsible for overseeing Aegon’s enterprise risk management framework, including risk governance and measures taken to ensure risk management is integrated properly into the Company’s broader strategy. The Supervisory Board Risk Committee oversees the Company’s risk exposure as it relates to capital, earnings and compliance with Group Risk policies. It is the responsibility of the Executive Board and the Group’s Chief Risk Officer to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity or operations of the Company. Details of members of the Supervisory Board Risk Committee can be found on page 94 and 97-98 of this Annual Report.

The Management Board is supported by two committees:

¿	The Enterprise Risk Management Committee (ERMC), which supports Enterprise Risk Management (ERM) framework development and maintenance, including risk strategy, risk governance, risk tolerance, risk methodology and risk policies; and
¿	The Group Risk & Capital Committee (GRCC), which, as the primary balance sheet management committee of Aegon, supports risk oversight.

The ERMC can seek advice on significant Enterprise Risk Management framework development work from temporary working groups comprising subject matter experts who represent the Company’s businesses. These working groups are established by the Enterprise Risk Management Committee, including their membership, scope of work and deliverables.

The GRCC focuses on managing Aegon’s overall solvency and liquidity position, while ensuring that risk taking is within the risk tolerance statements and Group Risk policies. The GRCC informs the Management Board about any identified or near breaches of overall tolerance levels, in addition to any potential threats to the Company’s solvency, liquidity or operations. Risk & Capital Committees (RCCs) have been established at each of Aegon’s regions.

The responsibilities and prerogatives of the Risk & Capital Committees are set out in their respective charters and are similar in content to those of Group Risk, but tailored to local circumstances. Group Risk is responsible for the development, maintenance and oversight of compliance with the ERM framework, including risk strategy, risk governance, risk tolerance, risk methodology and risk policies. Group Risk also maintains oversight of material risk, balance sheet and commercial decisions taken throughout the Company. Group Risk further identifies good risk management practices and facilitates implementation of these, in addition to ensuring that there is consistency in the application of these practices across the Company. Furthermore, Group Risk prepares risk management information, including information about current risk exposures and issues, and additional sensitivity and scenario analyses, either at its own initiative or at the request of management.

Group Risk is responsible for development and oversight of compliance with the risk governance framework, risk methodology, risk tolerances and risk policies. This involves identifying risk, particularly operational and emerging risk, in addition to reviewing risk assessments carried out by business units. Group Risk also identifies best risk management practices, facilitates implementation thereof and helps ensure there is consistency in the application of these practices across the Company. In addition, Group Risk performs risk and scenario analyses, either at its own initiative or at the request of management.

Aegon’s risk management staff structure is fully integrated. Business unit Chief Risk Officers have a direct reporting line into the Group’s Chief Risk Officer or one of the regional Chief Risk Officers that report directly into the Group Chief Risk Officer. Regions include the Americas, the Netherlands, United Kingdom, Central & Eastern Europe, Asia, Spain, Variable Annuities Europe, Aegon Asset Management, and the holding.

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

86	Business Overview Risk management

Risk management in 2014

As part of the Company’s ERM Framework, Aegon undertakes regular sensitivity analyses to verify that the impact of different economic and business scenarios on earnings and the capital position are within the risk tolerances set. These analyses cover a variety of ‘extreme’ event scenarios, which have been constructed to test our exposure to identified critical market events or conditions that would present an extraordinary business challenge. These scenarios include events such as economic depression and inflation.

Risk overview 2014

Credit risk

In 2014, credit spreads decreased to the lowest levels seen since the 2008 crises, and Aegon slightly reduced its exposure to credit risk. In the United Kingdom, callable bonds were sold and the proceeds and new business were invested largely in high-rated sovereign-linked paper. In the Netherlands, corporate bonds were sold and reinvested in highly-rated structured assets. In the general account investment portfolio, Aegon retained minimum exposure to peripheral European countries.

Equity market risk and other investment risks

Equity markets trended upwards in 2014, with a correction in the third quarter. During 2014, Aegon continued to progress its program of hedging equity risk at its UK pension business, variable annuities, US and Dutch operations to protect the Company against a possible deterioration in equity markets. The US business has a macro hedge in place to protect the business capital position of variable annuities from fluctuations in equity markets. As a result of a mismatch between US statutory and IFRS accounting, this hedge showed a negative impact on income before tax of EUR 251 million in 2014 (2013: EUR 590 million). The Dutch operations further extended hedging of equity volatility risk in the existing equity hedge program.

Interest rate risk

In 2014, long-term swap rates in the United States, United Kingdom and the eurozone decreased by 143 bps, 126 bps and 130 bps to respectively 2.80%, 2.30% and 1.52%. In the United States, interest rate hedges were put in place in the first half of 2014 by implementing forward starting swaps. Also in 2014, the existing interest rate programs remained in place for hedging guarantees for Aegon’s operations in the Netherlands, long-term care business in the United States and for the variable annuities businesses in the United States, Ireland and Asia.

Currency exchange rate risk

As an international company, Aegon is exposed to movements in currency exchange rates. Aegon does not, however, consider this exposure to be material from an asset liability management perspective. The Company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

Liquidity risk

Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place. In 2014, Aegon retained significant holdings of cash and highly liquid assets as a precaution against potential adverse market developments. Stress tests show that available liquidity would more than match the Company’s liquidity requirements, even if market conditions were to significantly deteriorate.

Underwriting risk

Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical liabilities are reviewed on a regular basis. In 2014, Aegon made several significant updates to assumptions, including an update to US mortality assumptions. Please refer to note 3 Critical accounting estimates and judgment in applying accounting policies for more information.

Operational risk

Like other companies, Aegon faces risks resulting from operational failures or external events, such as changes in regulations, acts from personnel and natural or man-made disasters. Aegon’s systems and processes are designed to support complex products and transactions and to avoid such issues as system failures, financial crime and breaches of security. Aegon works on analyses on a continuous basis studying such operational risks and regularly develops contingency plans to deal with them.

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. The most significant risk Aegon faces is that of changes in financial markets, particularly movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. A description of risks relating to Aegon’s businesses and risks relating to Aegon’s common shares can be found on pages 354-371 of this Annual Report.

Annual Report on Form 20-F 2014

Capital and liquidity management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses on various capital metrics, and maintain adequate liquidity to ensure that the Company is able to meet its obligations.

Risk tolerance is an important element of Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk balance and desired risk culture. The core aim is to establish the organization’s tolerance for risk to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles that determine its approach to capital and liquidity management:

¿	To promote strong capital adequacy in Aegon’s businesses and operating units;
¿	To manage and allocate capital efficiently in support of the strategy and in line with risk tolerance;
¿	To maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital;
¿	To ensure sufficient liquidity by enforcing stringent liquidity risk policies for both business units and the holding; and
¿	To maintain continued access to international money and capital markets on competitive terms.

Aegon believes these guiding principles together strengthen the Company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the Company and its stakeholders.

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. The department acts under the direction of the Group Risk & Capital Committee.

Capital management

Strategic importance

Aegon’s capital management approach plays an important role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to markets that offer higher growth and return prospects, and the shift from spread business to fee business. In addition, the Company is improving its risk profile by further reducing total financial leverage. Disciplined risk and capital management supports Aegon’s aim to pay a sustainable dividend to its shareholders.

Improving risk profile

Aegon continues to take measures to improve its risk-return profile and lower overall capital requirements. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States, the strategic growth in fee-based earnings and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands, and hedging the capital position in the Americas against adverse equity and interest rate movements. In addition, Aegon ranks among a limited number of insurance companies actively involved in hedging longevity risk.

Capital requirements and leverage

Aegon’s goal for all business units is to maintain a strong financial position in order to be able to withstand losses from adverse business and market conditions. The Company’s overall capital management strategy is based on managing capital adequacy, capital quality and the use of leverage.

Capital adequacy

Capital adequacy is managed at the Company, country and business unit and legal entity level within the organization. As a matter of policy, Aegon maintains the capitalization of its business units based on the most stringent constraint:

¿	Local regulatory requirements;
¿	Standard & Poor’s requirements for very strong capitalization for rated entities; and
¿	Any additionally, self-imposed internal requirements.

Aegon’s Insurance Group’s Directive ratio was 208% on December 31, 2014, down from 212% at the end of 2013, as the negative impact of net redemptions of capital securities and a lower IGD ratio in the Netherlands was only partly offset by a stronger RBC ratio in the Americas.

Solvency II

The introduction of Solvency II will mean a change in the regulatory capital requirements in EU-domiciled legal entities. Solvency II will impact the capitalization levels used to assess capital adequacy of Aegon’s business units. Although Solvency II will not be effective until January 1, 2016, the draft Solvency II capital requirements are expected to be taken into consideration by regulators in their supervision of EU-domiciled legal entities before the effective implementation date. As a result, Aegon is monitoring developments of the new capital regime and the impact it could have on business units and capitalization levels.

In assessing the potential impact of Solvency II, Aegon is assuming that the US solvency regime will be granted (provisional) equivalence by the European Commission.

88	Business Overview Capital and liquidity management

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

¿	Various rating agency leverage metrics;
¿	Gross financial leverage ratio; and
¿	Fixed charge coverage.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

¿	Shareholders’ equity excluding revaluation reserves and the remeasurement of defined benefit plans;
¿	Non-controlling interests and share options not yet exercised; and
¿	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is the ratio of underlying earnings before tax and prior to the payment of interest expenses on financial leverage to interest payments on financial leverage and preferred dividends. The fixed charge coverage includes the impact of interest rate hedging.

On December 31, 2014, Aegon’s total capitalization was EUR 24.8 billion (EUR 23.1 billion at December 31, 2013), its gross financial leverage ratio was 28.7% (33.3% at December 31, 2013) and its fixed charge coverage was 6.5x (5.2x at December 31, 2013). Aegon targets a gross financial leverage ratio of 26-30% and a fixed charge coverage of 6.0-8.0x, and expects continued deleveraging in 2015 with the proceeds from the sale of the Canadian life insurance business in support of Aegon’s commitment to these targets.

Ratings

Aegon’s objective is to continue to be capitalized to maintain an AA financial strength rating in it’s operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating subsidiaries, and a strong credit rating for Aegon N.V.

Agency December 31, 2014	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK
Standard & Poor’s	A-	AA-	AA-	A+

Moody’s Investors Service	A3	A1	-	-

Fitch Ratings	A	AA-	-	AA-

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

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. As of December 31, 2014, Aegon had EUR 107 million and USD 20 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility maturing in 2019, and additional LOC facilities of USD 2 billion, of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity and committed and uncommitted LOC facilities.

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

Annual Report on Form 20-F 2014

The captives are utilized for a number of purposes that may include:

¿	Financing term life insurance (subject to Regulation XXX reserves) and universal life insurance with secondary guarantees (subject to Regulation AXXX reserves) to support lower-risk statutory reserves at a lower cost for policyholders and shareholders;
¿	Managing variable annuity hedging programs;
¿	Managing and segregating risks; and
¿	Monetizing embedded value.

All external financing provided to captives to support statutory reserves is disclosed in note 39 (Borrowings) to the consolidated financial statements to the extent that it has been funded. LOCs issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 48 (Commitments and contingencies). These LOCs have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.

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

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the business unit level. Aegon maintains a liquidity policy that requires all business units to project their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

Sources and uses of liquidity

Aegon’s subsidiaries are primarily engaged in the life insurance and pensions business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to the holding.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from operating companies and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from subsidiaries, movements in debt, net expenses (including interest), funding operations, dividends to shareholders and the balance of acquisitions and divestitures. The ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

In order to ensure the holding company’s ability to fulfil its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund a minimum of 1.5 years of holding company operating and funding expenses, without having to rely on the receipt of funds from its subsidiaries and without the need to access capital and money markets.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, e.g. 100% of the Authorized Control Level (ACL) for US insurance entities, 100% Solvency I required capital for Dutch insurance companies, and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

The minimum regulatory capital requirements for Aegon’s main subsidiaries and the actual capitalization levels as per December 31, 2014, are included in the following table:

Capital requirements	Legal/regulatory minimum capital requirement	Actual capitalization	Excess over legal/ regulatory minimum
United States1)	100% Authorized Control Level (NAIC RBC ACL)	~1080% of combined ACL	~EUR 6.4 bln

The Netherlands2)	100% Solvency I	~215% Solvency I	~EUR 2.3 bln

United Kingdom3)	100% Solvency I (Pillar 1)	~140% Solvency I (Pillar 1)	~EUR 0.6 bln
[1]	Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.
[2]	Excluding the banking activities.
[3]	Including the With Profits fund at unaudited June 30, 2014 values.

90	Business Overview Capital and liquidity management

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity with regards to the exact level of capital required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table on the previous page.

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

Aegon’s liquidity position

As of December 31, 2014, Aegon N.V. held a balance of EUR 1.2 billion in excess capital at group level, compared with EUR 2.2 billion at December 31, 2013, a decrease that mainly reflects the deleveraging initiatives executed during 2014.

Aegon’s liquidity is invested in highly liquid assets, in accordance with the Company’s internal risk management policies. Aegon believes its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

External dividends

In order to enable equity investors to share in Aegon’s performance, Aegon aims to pay out a sustainable dividend, which may increase based on Aegon’s performance. After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies.

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Annual Report on Form 20-F 2014

Report of the Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board on management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders. The Supervisory Board is a separate corporate body, independent of the Executive Board. The Supervisory Board consists of nine members (for further details on the individual members of Aegon’s Supervisory Board, please see pages 97 and 98). The Supervisory Board makes recommendations to the General Meeting of Shareholders concerning all appointments and reappointments to, and dismissals from, both the Executive Board and the Supervisory Board. In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy adopted at the Company’s General Meeting of Shareholders. Overall accountability for Aegon’s remuneration governance also sits with the Supervisory Board, which is advised by its Compensation Committee. This includes the responsibility for designing, approving and maintaining the Aegon Global Remuneration Framework, including the remuneration policies for the Executive Board, Identified Staff, and for staff in Control Functions.

Corporate governance

Details of Aegon’s corporate governance structure and a summary of the Company’s compliance with the Dutch Corporate Governance Code can be found on pages 106-110 of this Annual Report and in the Corporate Governance Statement published on Aegon’s corporate website1.

Composition of the Supervisory Board and Executive Board

Supervisory Board

The composition of the Board is discussed regularly in meetings of the Board, and in particular by the Nominating Committee. An overview of the composition of the Supervisory Board in 2014 can be found on pages 97-98. In 2014, a number of changes took place. Mr. Antony Burgmans stepped down from the Board as per April 1, 2014, in order to comply with the requirements of the Dutch Act on Management and Supervision (‘Wet bestuur en toezicht’). Mr. Kornelis J. Storm resigned as member of the Board on May 21, 2014, at the end of his third and final term. The Board is grateful for the many contributions both members made to Aegon and to the Board.

On May 21, 2014, shareholders approved the appointments of Ms. Corien M. Wortmann-Kool and Mr. Robert W. Dineen to the Board, each for a term of four years.

All members of the Supervisory Board are considered independent under the terms of the Dutch Corporate Governance Code.

Executive Board

The Executive Board consists of two members, Mr. Alexander R. Wynaendts, Chief Executive Officer (CEO), and Mr. Darryl D. Button, Chief Financial Officer (CFO). Mr. Wynaendts’ current term of four years ends in 2015. Following the recommendation from the Nominating Committee, the Supervisory Board has decided to propose to the shareholders to reappoint him at the Annual General Meeting of Shareholders on May 20, 2015, for a period of four years.

In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for additional four-year terms. The appointment schedule for members of the Executive Board is available on Aegon’s corporate website, aegon.com2,3.

Supervisory Board meetings

Attendance

In 2014, the Supervisory Board held a total of seven regular (face-to-face) meetings and six additional conference call meetings. Most members attended all regular Board meetings, of which a detailed overview is provided in the table on the next page.

Most Board meetings were preceded or followed by Executive Sessions – meetings of the Supervisory Board without the presence of members of either the Executive or Management Boards. In accordance with Aegon’s Supervisory Board Rules, regular Board meetings were preceded by preparatory conference call meetings. These were attended by the Chairman and Vice-Chairman of the Supervisory Board, the Chairman of the Audit Committee, the Chairman of the Risk Committee, and the CEO and CFO who sit on the Company’s Executive Board. Aegon’s Chief Risk Officer (CRO) usually also participated.

1	www.aegon.com/Documents/aegon-com/Governance/Governance-documents/Corproate-governance-statement.pdf
2	www.aegon.com/Documents/aegon-com/Governance/Governance-documents/EB-and-MB/Appointment-schedule.pdf
3	www.aegon.com/Documents/aegon-com/Governance/Governance-documents/EB-and-MB/Appointment-schedule-EB.pdf

92	Governance Report of the Supervisory Board

Meetings of the Committees of the Supervisory Board were usually held before the meetings of the full Supervisory Board. Members of Aegon’s Executive and Management Boards were present at most of the Supervisory Board meetings held in 2014. At the request of the Supervisory Board, other Company executives also attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditors PwC also took part in the discussions on the Company’s 2014 results.

Name	Regular SB meeting	SB conference call	Audit Committee	Risk Committee	Nominating Committee	Compensation Committee	Combined Audit & Risk Committee
Rob Routs	7/7	6/6	-	-	3/3	6/6	1/1
Irv Bailey	7/7	6/6	3/4	1/1	-	6/6	1/1
Antony Burgmans 1)	1/2	1/1	2/2	-	-	-	-
Robert Dineen 1)	4/4	3/3	4/4	3/3	-	-	1/1
Shemaya Levy	6/7	6/6	1/2	3/3	3/3	-	1/1
Kees Storm 1)	3/3	3/3	-	2/2	1/1	-	-
Ben van der Veer	7/7	6/6	6/6	1/1	2/2	-	1/1
Dick Verbeek	6/7	6/6	5/6	3/4	-	-	0/1
Leo van Wijk	6/7	4/6	-	-	3/3	5/6	1/1
Corien Wortmann-Kool 1)	4/4	3/3	-	3/3	-	3/3	1/1
Dona Young	7/7	6/6	6/6	4/4	-	-	1/1
[1]	Where a Supervisory Board member retired from the SB or stepped down from a Committee or was appointed during the year, only meetings that were held during his / her tenure are taken into account.

Activities

In 2014, Supervisory Board discussions included the following topics:

¿	Strategy, including Aegon’s sustainability program and business reviews;
¿	Acquisitions, divestments and restructuring of businesses;
¿	Executive Board and senior management succession planning;
¿	Executive remuneration;
¿	Governance and composition of the Supervisory Board;
¿	Technological developments and the application of these to enhance customer centricity;
¿	Human resources, including talent development and results of the global employee survey;
¿	Annual and quarterly results, dividend and Group Plan 2015-2017, including the 2015 budget and capital plan;
¿	Capital position and Solvency II;
¿	Enterprise risk management;
¿	Investor relations;
¿	Legal, regulatory and compliance issues and Aegon’s engagement with regulators; and
¿	Accounting changes.

Highlights

One of the focus areas of the Supervisory Board in 2014 was IT and technological developments in the broadest sense, ranging from IT security, use of data analytics, digitization and getting closer to customers through the application of new technologies. The Board received updates from senior management and from external experts on Aegon’s Information Security Program. In addition, on several occasions the Board discussed the

Company’s progress with regards to customer centricity with senior management. The Board was kept appraised of the activities of Aegon’s Corporate Venture Fund, which aims to identify early trends and new technologies, thereby creating strategic benefits for the Company by accelerating Aegon’s digital transformation.

During the strategy offsite meeting in June 2014, the Supervisory Board and the Management Board had extensive discussions about industry trends and the impact of changing rules and regulations on the environment in which Aegon operates. The Board reviewed the progress of the execution of Aegon’s strategic objectives, and the challenges the Company is facing. Aegon’s IT strategy and the strategic alignment of the current portfolio, together with the role Mergers & Acquisitions (M&A) can play, were also discussed. Part of the meeting included discussions regarding how the market sees Aegon and how it compares with competitors.

Another key theme in 2014 was developments in Solvency II, the new European regulatory framework for insurers and insurance groups. This framework, which will enter into force on January 1, 2016, includes risk-based capital requirements, an Own Risk and Solvency Assessment (ORSA), group supervision, supervisory review processes, and reporting and disclosure requirements. Management presented regular updates on Solvency II and the Company’s readiness to comply with its requirements. In addition, the Board followed an extensive Solvency II education program.

Annual Report on Form 20-F 2014

In December, the Board reviewed Aegon’s Sustainability Program, focusing specifically on developments in the US, noting that Aegon is ranked as one of the most sustainable insurance companies in the world and a member of all leading international sustainability indices. Aegon has taken the lead in the move toward integrated reporting, as evidenced by winning the 2014 Building Public Trust award for integrated reporting for Aegon’s 2013 Integrated Review. Throughout 2014, the Board regularly discussed aspects of Aegon’s approach to sustainability for various business issues. Further details of Aegon’s sustainability vision and progress are available in the Aegon Review 2014.

Recognizing the importance of succession planning and talent management, the Board received updates from Aegon’s Head of Global HR on progress made in achieving the objectives of the Talent Agenda: attracting new staff with a wide range of different skills and experience, identifying sufficient qualified succession candidates, and strengthening the talent pipeline for future succession. The Board also received and discussed the results of the annual Global Employee Survey.

During the year, the Board discussed various M&A transactions and divestitures. It approved the decision to enter into exclusive talks with La Banque Postale to form an asset management partnership in France, and the divestitures of the equity stake in La Mondiale Participations in France and the Canadian life insurance business.

The Board was pleased that Aegon announced in April that it had reached agreement with BPVH – a foundation representing Dutch harbor workers and employers – on removing restrictions on the capital of the harbor workers’ former pension fund Optas Pensioenen N.V., thereby ending a long-lasting dispute. To remove the restrictions required prior approval by the court, which was granted in January 2015. Restrictions may be removed three months from the date of the court ruling in January 2015, after the appeal period expires.

Results and budget

In its meeting of February 19, 2014, the Supervisory Board convened to discuss the results of the fourth quarter of 2013. In March 2014, the Supervisory Board reviewed and adopted Aegon’s 2013 Annual Report, the Consolidated Financial Statements of Aegon N.V., and the Financial Statements of Aegon N.V. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2014 results respectively.

On December 16, 2014, at a meeting in Cedar Rapids, Iowa (USA), the Board and management reviewed the Group Plan 2015-2017, including the budget for 2015. The Board took note of the uncertainties and challenges in the coming years as described in the Plan, among others: increased regulatory requirements (e.g. Solvency II), low interest rates, digital developments and the changing distribution landscape. The

Board discussed the cash flow and capital projections, together with the continued focus on cost efficiency. The Plan provides for a continuation of investments in digital capabilities to increase customer connectivity. The Board supported the Group Plan and approved the budget for 2015. The Board also approved the 2015 Capital Plan and authorized the Executive Board to fulfill Aegon’s budgeted funding needs. The 2015-2020 strategy process, which was launched at the end of 2014, will be discussed on a regular basis by both the Management Board and Supervisory Board.

Legal and compliance

In 2014, the Supervisory Board and the Audit Committee discussed with management, the General Counsel and the Global Head of Compliance and Operational Risk Management a number of compliance, regulatory and legal issues from Europe, the United States and Asia. In particular, the Board discussed the latest developments with regard to the issue of unit-linked policies in the Netherlands. The Board also followed up on specific issues with regulators in the United Kingdom and Poland.

The Chairman of the Board and the Chair of the Risk Committee met with officials from Aegon’s primary regulator, De Nederlandsche Bank (DNB, the Dutch Central Bank) and monitored management engagement with regulators in the United States, the United Kingdom and in other countries.

As discussed with the Supervisory Board, Aegon has developed a Recovery and Crisis Management Plan, the aim of which is to help give direction to management during a crisis situation. The Board discussed and adopted the plan, after it had been reviewed by the Risk Committee.

Aegon has had many of the elements essential to an effective Recovery and Crisis Management Plan in place since 2011. Aegon formulated its Recovery and Crisis Management Plan in accordance with DNB guidelines, ensuring that the plan is also well aligned with its internal Enterprise Risk Management Framework and Capital Management Framework, and that it takes Aegon’s first-hand experience in managing through challenging periods in the past into account.

Finally, in compliance with regulations in the Netherlands, all members of the Board took or made the financial sector oath, aimed at reinforcing the focus on the interests of Aegon’s customers.

Educational sessions and Board review

The Board and its Committees received updates and presentations on topics ranging from Solvency II and investor relations, to developments in information security and reinsurance. The Audit Committee, joined by several other members of the Board, held a meeting that focused on the business and strategy in the Netherlands, also addressing the product suite and IT, financial and risk management topics.

94	Governance Report of the Supervisory Board

In 2014, the Supervisory Board undertook an extensive Board self-evaluation. The Chairman, supported by the Company Secretary, interviewed each member of the Board on the basis of a completed written questionnaire. The review assessed the collective performance of the Board and its Committees, and the performance of the Chairman. The Supervisory Board met to review the results in the absence of management. The Board agreed that it had continued to make progress in 2014, and that it functioned well and fulfilled its duties and responsibilities in a satisfactory way. In the same meeting, the Board listed the priorities for the Board to address in 2015.

The performance of the members of the Executive Board was discussed regularly during 2014 at Executive Sessions, and at a dedicated meeting of the Nominating Committee in December. In February 2015, the Supervisory Board reviewed the performance of individual members of the Management Board.

No transaction with a potential or actual conflict of interest was reported by members of the Board in 2014.

Supervisory Board Committees

The Supervisory Board has four Committees to discuss and prepare items for decision by the full Board. Each Committee’s members are drawn from the Supervisory Board. The Committees report their findings to the Supervisory Board at Supervisory Board meetings.

The four Committees are the:

¿	Audit Committee;
¿	Risk Committee;
¿	Nominating Committee; and
¿	Compensation Committee.

As on December 31, 2014, the composition of the Committees is as follows:

Audit Committee: Ben van der Veer (Chair), Irving W. Bailey II, Robert W. Dineen, Dirk P.M. Verbeek, Dona D. Young.

Risk Committee: Shemaya Levy (Chair), Robert W. Dineen, Dirk P.M. Verbeek, Corien M. Wortmann-Kool, Dona D. Young.

Nominating Committee: Robert J. Routs (Chair), Shemaya Levy, Ben van der Veer, Leo M. van Wijk.

Compensation Committee: Leo M. van Wijk (Chair), Irving W. Bailey II, Robert J. Routs, Corien M. Wortmann-Kool.

Committee meetings are open to all members of the Board, regardless of membership of the Committees. The Chairman aims to attend all meetings in whole or in part.

The Audit Committee

The Audit Committee held seven meetings in 2014, one of which was a combined meeting with the Risk Committee of the Supervisory Board. One meeting focused on Aegon’s Dutch business and strategy in the Netherlands, in addition to addressing financial, accounting and risk management topics.

The Audit Committee meetings were attended by Aegon’s CFO, the Corporate Controller, the Chief Risk Officer and the internal auditor. Representatives from Aegon’s external auditors EY and PwC also attended these meetings. Members of Aegon’s Group Risk, Group Legal, Investor Relations and actuarial departments were present at some of the meetings.

The Committee discussed and approved the external auditor’s engagement letter and the audit plan for 2014. Throughout 2014, business unit managers provided various topic updates to the Audit Committee. The combined meeting with the Risk Committee in December focused on IT security, Solvency II, tax policy and specific topics regarding the business in the US: variable annuities hedging, reinsurance and actuarial assumption setting.

The internal auditor attended six out of seven Audit Committee meetings in 2014, and provided quarterly updates on the activities of the internal audit function, together with details of progress on internal audits. The Audit Committee approved the Internal Audit Plan. The Audit Committee also held private sessions with the internal auditor and the external auditor to discuss their findings. Members of the Executive Board were not present at these sessions.

The Audit Committee also discussed Aegon’s compliance with the US Sarbanes Oxley Act, and regular reports from the Global Head of Compliance and Operational Risk Management on operational risk issues such as fraud and general compliance issues. In addition, the Committee reviewed quarterly legal updates.

The Committee confirmed that all of its members qualify as independent by the Rule 10A-3 of the SEC and it also confirmed that Mr. Ben van der Veer qualifies as a financial expert within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley Act in the United States.

The Risk Committee

The Risk Committee assists the Supervisory Board and Audit Committee in overseeing the application of Aegon’s Enterprise Risk Management (ERM) framework. The Committee also advises the Supervisory Board on the Company’s risk management strategy and policies. For this reason, the Committee regularly reviews the Company’s ERM framework, risk exposures and compliance with company risk policies.

Annual Report on Form 20-F 2014

The Risk Committee convened five times in 2014, including the combined meeting with the Audit Committee. During the annual strategy offsite meeting in London, the Committee members met with the Chief Risk Officer of Aegon UK.

The Company’s Group Chief Risk Officer and the members of Aegon’s Executive Board attended all meetings. Recurring items on the agenda in 2014 were the quarterly risk dashboard and the Board risk list. The Risk Committee also discussed risk priorities for 2014 and Aegon’s risk strategy. The Committee reviewed the Company’s Pricing Compliance report and discussed extreme event scenarios, business continuity management and the progress of the model validation project. It also approved the Recovery and Crisis Management Plan as referred to above. Aegon Asset Management provided insight into developments in Aegon’s general account investment portfolio to the Committee.

The Nominating Committee

Aegon’s Nominating Committee held three meetings in 2014. The CEO and/or the Global Head of Human Resources attended these meetings in whole or in part.

The Nominating Committee discussed the composition of the Supervisory Board and its Committees, and current and upcoming vacancies. The Committee prepared decision-making on the proposal to appoint Ms. Corien M. Wortmann-Kool and Mr. Robert W. Dineen to the Supervisory Board, as approved by the shareholders on May 21, 2014. When making these recommendations for appointments, the Nominating Committee determined that they were in line with the Supervisory Board Profile as set by the Board and published on Aegon’s corporate website1.

In 2014, the members of the Committee reviewed and interviewed a number of candidates for upcoming vacancies. The Board expects to propose the appointment of one new member for a term of four years to shareholders at the Annual General Meeting of Shareholders in 2015. The Board is of the opinion that with this proposed appointment its composition will continue to meet the requirements of the Supervisory Board Profile.

During the year, the Committee reviewed the composition of the Executive Board and Management Board and the functioning of their members. Acknowledging the importance of good succession planning, the Committee also discussed with the CEO and Aegon’s Global Head of Human Resources the extent to which sufficient internal candidates are available to fill positions at the Executive Board, Management Board and senior management level in the event of emergency, and when positions open up in the future. The CEO also discussed changes in the global senior management team with the Nominating Committee during the year. The Committee was kept appraised of developments in employee engagement, talent management and international mobility. In February 2014 and again in February 2015, the full Board discussed these topics extensively with the Global Head of Human Resources. As in previous years, the Board noted that Aegon continued to make progress to ensure proper succession planning is in place. The Board was pleased with the results of the Global Employee Survey, which was conducted in January 2015.

Enhancing gender diversity in both the Executive and Supervisory Board is an important issue for Aegon. The Executive Board consists of two members. Selection and appointment is based on expertise, skills and relevant experience. The Supervisory Board also takes gender diversity into account in view of its aim of a balanced Executive Board composition.

The Board is aware that its current composition does not meet the ‘balanced composition’ requirement under Dutch law (at least 30% of the seats should be filled by women and at least 30% by men). As a result of the appointment of Ms. Corien M. Wortmann-Kool in 2014, the gap with was reduced. When identifying candidates for open positions, the Board actively searches for suitable female candidates. It also instructs external search firms to present female candidates. While this has had a positive effect, the requirement has not yet been met.

The Compensation Committee

The Compensation Committee held six meetings in 2014, which were attended in whole or in part by the CEO. Other regular attendees were the Global Head of Human Resources and Aegon’s General Counsel. The scope of the Compensation Committee has increased in recent years as a result of new regulations promulgated by the European Union – the Capital Requirements Directive III and IV (CRD III and IV) – and the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors/European Banking Authority. CRD III and IV have been implemented by way of the Decree on Sound Remuneration Policy (Regeling Beheerst Beloningsbeleid Wft 2011-Rbb) issued by DNB (the Dutch Central Bank).

In 2014, the Compensation Committee oversaw the application and implementation of Aegon’s Global Remuneration Framework and the various policies and related procedures, including the Remuneration Policy for Identified Staff. This included setting the 2014 targets, allocating the 2013 variable compensation, the scenario analysis of payout levels under the Executive Board Remuneration Policy, reviewing and/or approving the ex-ante assessments and ex-post assessments, any exemption requests under the remuneration policies, and changes to the list of Identified Staff. In addition, the Committee discussed the results of the review by the Internal Audit Department on the application in 2014 of the Remuneration Framework.

1	www.aegon.com/Documents/aegon-com/Governande/Governance-documents/SB/Profile-SB.pdf

96	Governance Report of the Supervisory Board

During the year, the Committee considered advice from independent external consultant, Towers Watson, on specific topics and ascertained that these consultants did not also advise the members of the Executive Board.

A recurring topic was executive remuneration, particularly in the context of the draft legislation applicable to remuneration in the financial services sector in the Netherlands (‘Wet beloningsbeleid financiële ondernemingen’) announced at the end of 2013. The Dutch Government intends to use this new legislation to introduce a broad set of rules to ensure that financial services companies conduct sound remuneration policies and avoid payment of excessive variable remuneration. In addition, the legislation intends to harmonize existing remuneration rules applicable to financial services companies in the Netherlands. The most important feature of the legislation is the introduction of a bonus cap of 20% of fixed pay on variable remuneration across the financial industry in the Netherlands. The Compensation Committee reviewed and discussed the legislation and its consequences for Aegon’s remuneration practices. The new legislation has been adopted by the Dutch Senate on January 27, 2015 and came into effect on February 7, 2015.

During meetings in August and November, the Committee supported early proposals for amending Aegon’s Remuneration Framework in 2015, in part in order to meet legal/regulatory changes, but also due to management’s wish to simplify the Framework and improve its consistency.

The Committee also discussed developments with regard to pension accrual in the Netherlands, and the impact on remuneration of employees in the Netherlands.

Annual Accounts

This Annual Report includes the Annual Accounts for 2014, prepared by the Executive Board, discussed by both the Audit Committee and the Supervisory Board, signed by the members of the Executive Board and the Supervisory Board, and submitted for adoption to the shareholders. The Supervisory Board recommends that the shareholders adopt the Annual Accounts.

Acknowledgement

The members of the Supervisory Board are grateful for the work undertaken by members of the Executive and Management Boards in order to meet Aegon’s strategic goals. In addition, the Board members wish to thank Aegon’s employees for their hard work and dedication serving millions of Aegon customers across the world.

The Board also expresses its thanks to Aegon’s business partners and many valued customers for their continued confidence in the Company.

Finally, the Board thanks Aegon’s investors for their continued confidence and trust in the Company.

The Hague, the Netherlands, March 18, 2015.

Robert J. Routs

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20-F 2014

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board

Chairman of the Nominating Committee

Member of the Compensation Committee

Robert J. Routs is a former Executive Director for Downstream at Royal Dutch Shell. He was appointed to Aegon’s Supervisory Board in 2008 and became Chairman in 2010. His current term as a member of the Aegon Supervisory Board ends in 2016. Mr. Routs is also Chairman of the Supervisory Board of Royal DSM N.V. and sits on the Board of Directors at ATCO Ltd., A.P. Møller - Mærsk A/S and AECOM Technology Corporation.

Irving W. Bailey II (1941, American)

Vice-Chairman of the Supervisory Board

Member of the Audit Committee

Member of the Compensation Committee

Irving W. Bailey II is retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures, and former Chairman of the Board of Directors of Aegon USA Inc. He was first appointed to Aegon’s Supervisory Board in 2004. His current and final term will end in 2016. Mr. Bailey is also a member of the Board of Directors of Hospira, Inc., in addition to being a senior adviser to Chrysalis Ventures Inc. (not listed).

Robert Dineen (1949, American)

Member of the Audit Committee

Member of the Risk Committee

Robert Dineen was Vice Chairman of Lincoln Financial Network (LFN) and a member of the Senior Management Committee of Lincoln Financial Group (LFG), before retiring in 2013. Before joining Lincoln Financial Group, Mr. Dineen was Senior Vice President and head of Merrill Lynch’s Managed Asset Group. He was appointed to Aegon’s Supervisory Board in May 2014, and his current term will end in 2018. He has no other board memberships.

Shemaya Levy (1947, French)

Chairman of the Risk Committee

Member of the Nominating Committee

Shemaya Levy is retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to Aegon’s Supervisory Board in 2005 and his current and final term will end in 2017. He is also a Vice-Chairman of the Supervisory Board of TNT Express N.V. and member of the Board of Directors of PKC Group Oyj (not listed).

Ben van der Veer (1951, Dutch)

Chairman of the Audit Committee

Member of the Nominating Committee

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V. He was appointed to Aegon’s Supervisory Board in 2008 and his current term will end in 2016. In addition, he is a member of the Supervisory Board of TomTom N.V. and Royal Imtech N.V., and a non-executive member of the Boards of Reed Elsevier N.V. and Reed Elsevier PLC. He is also a member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed).

Dirk P.M. Verbeek (1950, Dutch)

Member of the Audit Committee

Member of the Risk Committee

Dirk P.M. Verbeek is Vice President Emeritus of Aon Group. Mr. Verbeek was appointed to Aegon’s Supervisory Board in 2008 and his current term ends in 2016. He is also Chairman of the Supervisory Board of Robeco Groep N.V. (not listed) and a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed). Furthermore, he is advisor to the President and Chief Executive Officer of Aon Corporation, and Chairman of the Benelux Advisory Board of Leonardo & Co. B.V. (not listed), member of the Advisory Boards of CVC Europe (not listed) and OVG Re/developers (not listed) and Chairman of the INSEAD Dutch Council.

Leo M. van Wijk (1946, Dutch)

Chairman of the Compensation Committee

Member of the Nominating Committee

Leo M. van Wijk is former President and CEO of KLM Royal Dutch Airlines N.V. He was first appointed to Aegon’s Supervisory Board in 2003, and his current and final term will end in 2015. Mr. Van Wijk is also member of the Board of Directors of Air France-KLM S.A., Vice-Chairman of the Supervisory Board of Ajax N.V. and Chairman of the Governing Board of Skyteam.

98	Governance Members of the Supervisory Board

Corien M. Wortmann-Kool (1959, Dutch)

Member of the Risk Committee

Member of the Compensation Committee

Corien M. Wortmann-Kool was a Member of the European Parliament and Vice-President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party) and is Vice-Chairman of the EPP. She was appointed to Aegon’s Supervisory Board in May 2014 and her current term will end in 2018. Ms. Wortmann-Kool is also a member of the Supervisory Board of Het Kadaster, member of the Netherlands Central Bureau of Statistics (CBS) and member of the Supervisory Board of Save the Children Netherlands. Ms. Wortmann-Kool was appointed Chairman of the Board of Stichting Pensioenfonds ABP (ABP), the Dutch public sector collective pension fund, on January 1, 2015.

Dona D. Young (1954, American)

Member of the Audit Committee

Member of the Risk Committee

Dona Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013 and her current term ends in 2017. Ms. Young is also member of the Board of Directors of Foot Locker, Inc. and a member of the Board of Trustees of Save the Children (not listed).

Annual Report on Form 20-F 2014

Remuneration Report

Global Remuneration Principles

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout the Aegon Group. They are applied regionally and/or locally.

The key pillars of the Aegon Group Global Remuneration Principles are as follows:

¿	Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and well-being of all Aegon staff via fair compensation, pension and/or other benefits; supporting employees’ career development; and supporting the (international) mobility of its staff;
¿	Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with the long-term interests of Aegon; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of pay for performance; avoiding any pay for non-performance;
¿	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with remuneration packages that are well balanced across the different echelons within Aegon Group and business units (internally equitable); avoiding any discrimination in Aegon’s remuneration structures, including, among others, discrimination based on nationality, race, gender, religion, sexual orientation, and/or cultural beliefs (internally equitable); creating global alignment in the total compensation of all Identified Staff (internally equitable); aiming at controlled market competitive remuneration, by providing total compensation packages in line with an appropriately established peer group at regional unit, country and/or functional level (externally equitable); and
¿	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout the Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; protecting the risk alignment effects imbedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

The key pillars outlined above are set out in Aegon’s Global Remuneration Framework (GRF). The GRF, which covers all Aegon staff, contains the guiding principles to support sound and effective remuneration policies and practices by ensuring consistency throughout the Aegon Group. The GRF is designed in accordance with relevant rules, guidelines and interpretations, for instance the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors (CEBS, now the European Banking Authority, EBA) and the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid (Rbb) Wft 2014) from the Dutch Central Bank (DNB).

Aegon’s remuneration policies are derived from the GRF, among which is the Remuneration Policy for the Executive Board. These policies define specific terms and conditions for the employment of various groups of staff. In addition, all steps in the remuneration process, in addition to the involvement of Human Resources, Risk Management, Compliance and Audit, are governed by the GRF and its underlying policies.

Over the course of 2014, in anticipation of the ‘Wet beloningsbeleid financiële ondernemingen’ (Wbfo, new legislation which has been adopted by the Dutch Senate on January 27, 2015 and which came into effect on February 7, 2015), Aegon has aligned its GRF and related policies and practices to bring them into line with anticipated new regulations announced by the Dutch government. Amongst others, the legislation introduces caps on variable compensation that go beyond the maximums suggested by European legislation and requires a minimum level of non-financial performance indicators for determining variable compensation as well as limitations to financial retention and severance arrangements. Aegon is compliant with the Wbfo as of the official date that the Wbfo has become effective in the Netherlands. This new legislation in the Netherlands will have a significant impact on policies and practices related to recruitment and retention of staff, not just in the Netherlands but also globally. As per the legislation, Aegon will also apply this legislation to its foreign subsidiaries. In particular, in the UK in addition to outside Europe, the Company is challenged to explain the competitiveness of Aegon remuneration practices in comparison with its competitors in the local labor market. This is because insurance firms outside the Netherlands are not subject to these European (banking) regulations, nor to the stricter Dutch legislation regarding the remuneration in the financial sector.

Role of Risk Management and Compliance

Variable compensation may have an impact on risk-taking behaviors and, as such, may undermine effective risk management. This can lead to excessive risk taking, which can have a material impact on the Company’s financial soundness. To avoid such undesired effects, both the Risk Management and Compliance functions are involved in the design and execution of remuneration policies and practices.

100	Governance Remuneration report

The GRF includes separate remuneration policies for three specific groups of employees. This is in recognition of the fact that these employees’ roles and responsibilities require specific risk mitigating measures and governance processes. These remuneration policies are for: (i) the Executive Board; (ii) material risk takers (Identified Staff1); and (iii) Control Staff. Given the rationale for having a separate policy for material risk takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in deciding which positions are deemed ‘Identified Staff’. Furthermore, where exceptions to the policies are made to reflect local practices or regulations, Risk Management and Compliance are involved in order to ensure such exceptions do not undermine effective risk management and that sufficient mitigating measures are undertaken. Since 2011, in conjunction with Risk Management and Compliance, existing remuneration policies have been amended, including deferral and holding arrangements, payment in non-cash instruments, and specific ex-ante and ex-post measures.

In addition, the Risk Management and Compliance functions, together with the Human Resources and Finance functions, are responsible for the execution of the various ex-ante and ex-post measures that have been introduced by Aegon to ensure the Global Remuneration Framework and associated practices are aligned with the defined risk tolerances and behaviors. In this respect, risk mitigating measures undertaken prior to the payout of compensation to individual employees (regardless of whether the compensation is deferred) are considered ex-ante measures. Retribution measures applied after payouts, or concerning allocated but deferred payments (before vesting of these payments) to ensure sustainability of performance, are considered ex-post measures.

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post assessments to ensure effectiveness in both the short- and long-term risk taking behavior of employees.

General compensation practices

Aegon has a pay philosophy that is based on total compensation. This means that the aim is for total remuneration for experienced and competent employees to be consistent with compensation levels in the market in which Aegon operates and competes for employees. Total compensation typically consists of base salaries and – where in line with local market practices – variable compensation. Market survey information from reputable sources is used to provide information on competitive compensation levels and practices.

Variable compensation, if any, is capped at an appropriate level as a percentage of base pay. Variable compensation for senior management is usually paid out in cash and shares over multiple years, and is subject to further conditions being fulfilled. Additional holding periods may apply to shares, restricting their sale for a further one to three years. Variable compensation already paid out may be retrieved under certain circumstances (‘Claw-back’).

More detailed information is provided in the following sections regarding the compensation practice for the Supervisory Board and Executive Board.

Supervisory Board Remuneration Policy 2014

Aegon’s Remuneration Policy for members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of Aegon’s broader Remuneration Policy, and are the responsibility of the Company’s Compensation Committee2.

Fees and entitlements

Members of the Supervisory Board are entitled to the following:

¿	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
¿	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
¿	A committee fee for members on each of the Supervisory Board’s Committees;
¿	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
¿	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Each of these fees is a fixed amount. Members of Aegon’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the Company. These measures are designed to ensure the independence of Supervisory Board members and strengthen the overall effectiveness of Aegon’s corporate governance.

1	In accordance with the Dutch Regulation on Sound Remuneration, the annual disclosure of Identified Staff remuneration can be found on http:// www.aegon.com/en/Home/Investors/Governance/General-Governance.
2	Members of the Compensation Committee are as follows: Leo M. van Wijk (chair); Irving W. Bailey II; Robert J. Routs; Corien M. Wortmann-Kool.

Annual Report on Form 20-F 2014

Under the current policy, approved by shareholders on May 15, 2013, members of the Supervisory Board are entitled to the following payments:

Base fee for membership of the Supervisory Board	EUR / year
Chairman	80,000

Vice-Chairman	50,000

Member	40,000

Fee for membership of a Supervisory Board committee	EUR / year
Chairman of the Audit Committee	13,000

Member of the Audit Committee	8,000

Chairman of other committees	10,000

Member of other committees	5,000

Attendance fees	EUR / year
Extra Supervisory Board meeting	3,000

Audit Committee	3,000

Other committees	2,000

Information on members of the Supervisory Board and the composition of Aegon’s four committees – Audit, Nominating, Compensation and Risk – can be found on page 94, 97 and 98.

Supervisory Board Remuneration Report 2014

Members of Aegon’s Supervisory Board received the following payments (in EUR) in 2014:

in EUR	2014	2013
Robert J. Routs	134,000	140,000

Irving W. Bailey, II	122,750	136,250

Robert W. Dineen (as of May 21, 2014)	70,125	-

Shemaya Levy	94,125	112,000

Ben van der Veer	104,125	105,000

Dirk P.M. Verbeek	92,000	105,000

Leo M. van Wijk	86,000	97,000

Corien M. Wortmann-Kool (as of May 21, 2014)	55,250	-

Dona D. Young (as of May 15, 2013)	118,000	77,125

Total for active members	876,375	772,375

Antony Burgmans (up to April 1, 2014)	15,000	87,000

Karla M.H. Peijs (up to September 30, 2013)	-	71,500

Kornelis J. Storm (up to May 21, 2014)	33,750	91,000

Total remuneration	925,125	1,021,875

VAT liable on Supervisory Board remuneration	194,276	200,981

Total	1,119,401	1,222,856

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. Remuneration for Supervisory Board members is as of 2014 Dutch VAT liability compliant.

102	Governance Remuneration report

Executive Board Remuneration Policy 2014

Executive Board remuneration

The Executive Board of Aegon is remunerated on the basis of the principles described in Aegon’s GRF. Aegon’s remuneration policy for members of the Executive Board is derived from this Framework and sets out terms and conditions for members of the Company’s Executive Board.

The Executive Board Remuneration Policy was prepared in accordance with the Dutch Corporate Governance Code and the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid (Rbb) Wft 2011, which was succeeded by Rbb Wft 2014) produced by the DNB. It was adopted at the General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments.

Role of the Compensation Committee

The Compensation Committee of Aegon’s Supervisory Board has responsibility for the review of the Company’s Remuneration Policies, including the Executive Board Remuneration Policy. Members of the Committee are drawn from the Supervisory Board.

Each year, Aegon’s Compensation Committee reviews Aegon’s remuneration policies to ensure they remain in line with prevailing international standards. This review is based partly on information provided by Aegon’s external adviser, Towers Watson. The advisor does not, however, advise individual members of the Executive and Supervisory Boards.

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

Ensuring pay remains competitive

The Company regularly compares its levels of executive remuneration with those of other, comparable companies. Companies included in the peer group are chosen according to the following criteria:

¿	Industry (preferably life insurance);
¿	Size (companies with similar assets, revenue and market capitalization);
¿	Geographic scope (preferably companies operating globally); and
¿	Location (companies based in Europe).

In 2014, the peer group comprised Aviva, Axa, CNP Assurances, Generali, ING Group, Legal & General, Münchener Rückversicherung, Old Mutual, Prudential plc., Standard Life,

Swiss Re, and Zurich Financial Services. The peer group will be reviewed in 2015.

In addition, to monitor alignment with the general industry in the Netherlands, a reference group has been established, comprising the 12 leading companies listed on Euronext Amsterdam, excluding financial services providers. The Supervisory Board regularly reviews the composition of these two groups to ensure that they continue to provide a reliable and suitable basis for comparison.

Total compensation

For each member of the Executive Board, Aegon’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. Each year, the Supervisory Board reviews total compensation levels to ensure they remain competitive and provide proper, risk-based incentives to members of Aegon’s Executive Board. At present, the Executive Board Target Direct Compensation (defined as base salary plus variable compensation) is below the median of the international market. To ensure Executive Board members are compensated in accordance with the desired market positioning, the alignment to the desired market position needs to be addressed over time, in accordance with applicable rules, regulations and codes.

Consistent with the Executive Board Remuneration Policy, the total direct compensation for Executive Board members consists of fixed compensation and variable compensation. In particular, the variable compensation (both expressed as opportunity and actual payout levels) for Executive Board members at Aegon is lower than at peer and other non-financial companies.

The Supervisory Board conducts regular scenario analyses to determine the long-term effect on the level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Compensation Committee) has discussed and endorsed the 2014 total compensation for the Executive Board.

Fixed compensation

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

Variable compensation

Aegon believes that variable compensation strengthens Executive Board members’ commitment to the Company’s objectives and strengthens the Executive Board members’ commitment to the Company’s business strategy, risk tolerance and long-term performance. Variable compensation is based on a number of individual and company performance indicators that are regularly evaluated by experts in the Company’s Finance, Risk Management, Audit, Human Resources and Compliance departments.

Annual Report on Form 20-F 2014

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

For 2014, the performance period for variable compensation was one year. By implementing deferral and additional holding periods, Aegon believes that the long-term interests of Executive Board members are aligned with the interests of Aegon and its stakeholders.

Variable compensation, comprising both cash and shares, is conditionally granted at the beginning of each performance period. The number of conditionally granted shares is calculated using the value of one Aegon share at the beginning of this period. This value is equal to the average price on the Euronext Amsterdam stock exchange for the period December 15 through January 15. After the performance year, the Company assesses the realized performance against the performance indicators and compares the minimum, target and maximum levels of the performance indicators with the realized performance. The amount of conditional variable compensation that can be allocated is then established. Variable compensation is allocated once accounts for the financial year in question have been adopted by the Company’s shareholders and after an ex-ante assessment.

The allocated variable compensation consists of equal parts of cash and shares, of which 40% is paid out (or vest) in the year following the performance year, and 60% is deferred to later years. This deferred portion remains conditional until it vests.

The deferred parts vest in equal tranches over a three-year period. After an ex-post assessment, which may lower the vesting parts, these individual parts are paid 50% in cash and 50% in shares. The shares are restricted for a further period of three years (with the exception of shares sold to meet income tax obligations).

The variable compensation payout can be illustrated by the following example and the table below. For every 1,000 variable compensation that is allocated following the performance period, 400 is paid out/vested in the year following that performance year (N in the table below). This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200 /1 = 29 shares). The remaining 600 is deferred and vests according to a pre-defined schedule.

Variable compensation 2014

Variable compensation is initially granted based on performance, as measured against Aegon group targets and personal objectives. These objectives represent a mix of financial and non-financial measures, providing an accurate and reliable reflection of corporate and individual performance. The mix of group measures versus personal performance measures is 75%-25%.

1	Based on VWAP December 15, 2013 – January 15, 2014.

104	Governance Remuneration report

Objectives	Maximum % of variable compensation	Performance indicator
Group financial IFRS based	30%	Group underlying earnings after tax, return on equity

Group financial risk adjusted based	30%	Group market consistent value of new business 2014, group pre-tax return on required capital 2014

Group sustainability / Strategy	15%	Objective measuring corporate responsibility and Strategy

Personal objectives	25%	Individual basket of strategic and personal objectives related to Aegon’s strategy

Each year a one-year target is set for each performance indicator.

At an aggregate level, payments are made as follows:

¿	50% of the maximum variable compensation if the threshold target is reached;
¿	80% if the pre-determined performance targets are met; and
¿	Up to 100% if the targets are exceeded.

Risk adjustment methodology (ex-ante)

At the end of the performance period, but prior to allocation of variable compensation, the Supervisory Board assesses whether (downward) modifications are needed. For this purpose, quantitative and qualitative measures at group, regional unit and individual level is taken into account, such as:

¿	Breaches of laws and regulations;
¿	Breaches of internal risk policies (including compliance);
¿	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
¿	Reputation damage due to risk events.

Ex-post assessment and discretionary adjustments

The Supervisory Board uses its judgment in the assessment of the outcome of strategic/personal targets to ensure that, taken together, they represent a fair reflection of the overall performance of the Board member over the performance period.

In addition, the Supervisory Board applies an ex-post risk assessment to deferred payouts of variable compensation to determine whether allocated (that is, unvested) variable compensation should become unconditional (meaning it vests) or should be adjusted. This ex-post assessment is based on informed judgment by the Supervisory Board, taking into account significant and exceptional circumstances that are not (sufficiently) reflected in the initially applied performance indicators.

Implementation of this authority is on the basis of criteria such as:

¿	Outcome of a re-assessment of the performance against the original financial performance indicators;
¿	Significant downturn in the Company’s financial performance;
¿	Evidence of misbehavior or serious error by the participant;
¿	Significant failure in risk management; and
¿	Significant changes in the Company’s economic or regulatory capital base.

The Supervisory Board asks the Compensation Committee to review these criteria in detail at each moment of vesting and document its findings. Based on this analysis, the Committee may then put forward a proposal to the Supervisory Board to adjust unvested variable compensation. Deferred variable compensation may only be adjusted downwards. Ex-post, risk-based assessments concern deferred variable compensation, not fixed compensation.

Circuit breaker

For each performance indicator, variable compensation is only paid if the threshold level set for that performance indicator is reached.

Claw-back provision

Where variable compensation is based on incorrect data (including non-achievement of performance indicators in hindsight), or in the event of material financial restatements or individual gross misconduct, Aegon’s Supervisory Board has the right to reclaim variable compensation that has already been paid out or vested.

Pension arrangements

Members of Aegon’s Executive Board are offered pension arrangements and retirement benefits in line with local practices in their countries of residence, and with executives from other multinational companies in those countries. Similarly, benefits offered are consistent with Executive Board members’ contractual agreements, local practices and comparable arrangements at other multinationals. Aegon does not grant Executive Board members personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Company’s Supervisory Board.

Terms of employment

Members of the Executive Board are appointed for four years, and may then be re-appointed for successive mandates also for a period of four years.

Mr. Wynaendts has a contract of employment with Aegon N.V. Mr. Button was appointed after the new law on governance and supervision (‘Wet Bestuur en Toezicht’) came in to force in January 2013. An Engagement Agreement was therefore agreed between him and Aegon N.V., rather than a contract of employment. His employment by Transamerica Life Insurance therefore continues while he is seconded on an expatriate assignment to the Netherlands.

Annual Report on Form 20-F 2014

Members of the Executive Board may terminate their employment with a notice period of three months. The Company must give six months’ notice if it wishes to terminate the employment of a member of its Executive Board.

The employment arrangements with current members of the Executive Board contain provisions for severance payments in the event that their employment be terminated as a result of a merger or takeover. The Supervisory Board has taken appropriate steps to ensure the contractual arrangements of members of the Executive Board are in line with the Executive Board Remuneration Policy.

Executive Board Remuneration Report

At the end of December 2014, Aegon’s Executive Board had two members:

¿	Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed member of the Executive Board in 2003 for four years, and re-appointed in 2007. At the General Meeting of Shareholders in 2011, Mr. Wynaendts was re-appointed for an additional four years.
¿	Darryl D. Button, Chief Financial Officer and member of the Executive Board, was appointed member of the Executive Board for four years at the annual General Meeting of shareholders on May 15, 2013.

Fixed compensation

The fixed compensation of Mr. Wynaendts was increased in 2014, to further align his compensation towards the desired market position. The fixed compensation of the CFO remained unchanged in 2014.

Member	2014	2013
Alexander R. Wynaendts CEO & Chairman EB	1,154,071	1,049,156

Darryl D. Button CFO & Member EB1)	752,559	474,789

Jan J. Nooitgedagt CFO & Member EB (retired)2)	-	433,959

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board per May 15, 2013. Fixed compensation is disclosed for the period that Mr. Button has been part of the Executive Board
[2]	Mr. Nooitgedagt’s fixed compensation is reflective of his time with Aegon till retirement as per August 1, 2013

Conditional variable compensation awards 2014

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 20, 2015, variable compensation for Executive Board members is set in cash and shares, based on both their individual and the Company’s performance. Targets for the performance indicators have been set in line with the agreed variable compensation targets and 2014 company budgets. Actual performance is measured over 2014. Under the Executive Board Remuneration Policy 2011, the variable compensation that Executive Board members are entitled to is paid out over a number of years.

Over the performance year 2014, Mr. Wynaendts was awarded EUR 913,286 in total conditional variable compensation. Mr. Button was awarded EUR 600,241.

Forty percent of variable compensation related to performance year 2014 is payable in 2015. This is split 50/50 in a cash payment and in an allocation of shares.

For 2015, Mr. Wynaendts and Mr. Button are eligible to receive a cash payment of EUR 182,657 and EUR 120,048 respectively.

The number of shares to be made available in 2014 is 27,105 for Mr. Wynaendts and 17,302 for Mr. Button. With regard to vested shares (with the exception of shares sold to meet income tax obligations), a retention (holding) period of a further three years is applicable before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2014 (60% of the total, which for

Mr. Wynaendts equates to EUR 273,986 and 40,656 shares, and for Mr. Button equates to EUR 180,072 and 25,956 shares) is to be paid out in future years, subject to ex-post assessments, which may result in downward adjustments and be subject to meeting additional conditions. In each of the years 2016, 2017 and 2018, 20% of the total variable compensation may be made available. Any payout is split 50/50 in a cash payment and an allocation of shares (vesting). After vesting (with the exception of shares sold to meet income tax obligations), a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members.

Impact of ex-ante and ex-post assessment on attribution of variable compensation

No variable compensation from previous performance years payable in 2014 has been adjusted downwards in 2014.

No circumstances have been identified to lower payout of the deferred payment from prior performance years that vest in 2015 (the so called ‘ex-post assessment’) or to lower the payout of the up-front payment of the 2014 performance year variable compensation that vests in 2015 (the so called ‘ex-ante assessment’).

106	Governance Corporate governance

Corporate governance

Aegon is incorporated and based in the Netherlands. As a company established in the Netherlands, Aegon must comply with Dutch law and is subject to the Dutch Corporate Governance Code1.

The shareholders

Listing and shareholder base

Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in Aegon’s three main markets, the Netherlands, North America and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose, to protect the broader interests of the Company and its stakeholders.

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the Company has the authority to convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide matters such as the adoption of annual accounts, the approval of dividend payments and (re) appointments to the Supervisory Board and Executive Board of Aegon.

Convocation

Meetings are convened by public notice at least 42 days before the meeting. The convocation states the time and location of the meeting, the record date, the agenda items, and the procedures for admittance to the meeting and representation at the meeting by means of a written proxy. Those shareholders who alone or jointly represent at least 1% of Aegon’s issued capital or a block of shares worth at least EUR 100 million may request items be added to the agenda of a General Meeting of Shareholders. In accordance with Aegon’s Articles of Association, such a request will be granted if it is received in writing at least 60 days before the meeting, and if there are no important interests of the Company that dictate otherwise.

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

Voting at the General Meeting

At the General Meeting, each common share carries one vote. In the absence of a Special Cause, Vereniging Aegon2 also casts one vote for every 40 common shares B it holds.

Supervisory Board

Aegon’s Supervisory Board oversees the management of the Executive Board, in addition to the Company’s business and corporate strategy. The Supervisory Board must take into account the interests of all Aegon stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Composition of the Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is well balanced in terms of professional background, geography and gender. A profile exists, outlining the required qualifications of its members. Supervisory Board Members are no longer eligible for appointment after the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the members of the Supervisory Board Members is determined by the General Meeting of Shareholders. At present, Aegon’s Supervisory Board consists of nine non-executive members.

Committees

The Supervisory Board also oversees the activities of several of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management strategy, executive remuneration and appointments. These committees are:

¿	Audit Committee;
¿	Risk Committee;
¿	Compensation Committee; and
¿	Nominating Committee.

1	For further details on how Aegon’s corporate governance practices differ from those required of US companies under New York Stock Exchange standards please refer to the NYSE listing standards in the Governance section of Aegon’s website at aegon.com
2	For more details, please see Major shareholders on pages 299-302.

Annual Report on Form 20-F 2014

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

Composition of the Executive Board

The Executive Board of Aegon has two members: Alex R. Wynaendts, who is Chief Executive Officer and Chairman of the Executive Board, and Darryl D. Button, who is Aegon’s Chief Financial Officer and member of the Executive Board.

The number of Executive Board members and their terms of employment are determined by the Company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board.

The employment contract with Mr. Wynaendts contains a provision entitling him to severance payments, should his employment be terminated as a result of a merger or takeover. The engagement agreement between Mr. Button and Aegon does not entitle him to any special terms under these circumstances. The Company’s Remuneration Policy for the Executive Board limits exit arrangements to a maximum of one year of salary.

Management Board

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which has seven members, including the members of the Executive Board. Aegon’s Management Board is composed of Alex Wynaendts, Darryl Button, Adrian Grace, Tom Grondin, Marco Keim, Gábor Kepecs and Mark Mullin.

Capital, significant shareholders and exercise of control

As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.

The capital of the Company

Aegon has authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a par value of EUR 0.12. As of December, 31 2014, a total of 2,145,947,511 common shares and 581,325,720 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the Company’s cooperation.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares, be it regarding the number of votes or the time period in which they may be exercised.

All common shares B are held by Vereniging Aegon, the Company’s largest shareholder. The nominal value of the common shares B is equal to the nominal par value of a common share. This means that common shares B also carry one vote per share. The voting rights attached to common shares B are subject to restrictions, however, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause3.

The financial rights attached to a common share B are one-fortieth (1/40th) of the financial rights attached to a common share. The rights attached to the shares of both classes are otherwise identical. For the purpose of issuance of shares, reduction of issued capital and the transfer of common shares B, the value or the price of a common share B is determined as one-fortieth (1/40th) of the value of a common share. For such purposes, no account is taken of the difference between common shares and common shares B in terms of the proportion between financial rights and voting rights.

Significant shareholdings

On December 31, 2014, Vereniging Aegon, Aegon’s largest shareholder, held a total of 292,687,444 common shares and 581,325,720 common shares B.

Under the terms of the 1983 Merger Agreement4 as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

1	As a result of a change in Dutch Corporate law, with effect of January, 1 2013, new members of the Executive Board will not be employees of the Company but will enter into engagement agreements with the Company regarding their position as member of the Executive Board. Mr. Button works for the Company on the basis of an engagement agreement. Mr. Wynaendts, who was appointed before this law came into effect, is still an employee of the Company. The reappointment of Mr. Wynaendts for another term of four years will be proposed at the 2015 annual General Meeting of Shareholders. If the shareholder resolves to reappoint Mr. Wynaendts, his employment agreement will be terminated and an engagement agreement will be entered into between Mr. Wynaendts and the Company.
2	For an overview of the members of the Executive Board and of the Management Board, please refer to page 6 and 7.
3	For further information, please see here under for the description of special control rights.
4	The 1983 Merger Agreements, as amended in May 2013, is published on Aegon’s corporate website (aegon.com - http://www.aegon.com/Documents/aegon-com/Governance/Governance-documents/Amended-merger-agreement-English.pdf).

108	Governance Corporate governance

To Aegon’s knowledge, there are two other parties which hold a capital and voting interest in Aegon N.V. in the excess of 3%. These are the two US-based investment management firms Dodge & Cox and FMR.

Dodge & Cox and FMR are holders of common shares which have no special rights attached to it. Based on its last filing with the Dutch Autoriteit Financiële Markten on July 1, 2013 the Dodge & Cox International Stock Fund stated to hold 83,320,454 common shares and voting rights which represents 3.1% of the capital issued as at December 31, 2014. On February 13, 2015, Dodge & Cox’s filing with the United States Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 242,671,430 common shares, representing 9.1% of the issued capital, and has voting rights for 236,832,861 shares, representing 8.8% of the votes. The SEC filing also shows that of this number of shares Dodge & Cox International Stock Fund holds 125,227,471 common shares, which represents 4.6% of the issued capital as at December 31, 2014. The remainder of the common shares registered in name of Dodge & Cox with the SEC are held by Dodge & Cox on behalf of its other clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

Based on its last filing with the Dutch Autoriteit Financiële Markten on August 27, 2014 FMR stated to hold 113,707,413 commons shares, representing 4.2% of the issued capital, and stated to hold 107,092,451 voting shares, representing 3.9% of the votes. On February 13, 2015, FMR’s filing with the SEC shows that FMR holds 111,693,771 common shares, representing 4.2% of the issued capital and has voting rights for 14,662,935 shares, representing 0.5% of the votes.

Special control rights

As a matter of Dutch corporate law, the common shares and the common shares B offer equal full voting rights, as they have equal nominal value (EUR 0.12). The Voting Rights Agreement1 entered into between Vereniging Aegon and Aegon ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. In the event of a Special Cause Vereniging Aegon may cast one vote for every common share and one vote for every common share B. A Special Cause may include:

¿	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more;
¿	A tender offer for Aegon N.V. shares; and
¿	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the Company’s Executive and Supervisory Boards.

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

Transfer of shares

There are no restrictions on the transfer of common shares. Common shares B can only be transferred with the prior approval of Aegon’s Supervisory Board2.

Aegon has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

Significant agreements and potential change of control

Aegon is not party to any significant agreements that would take effect, alter or terminate as a result of a change of control following a public offer for the outstanding shares of the Company, other than those customary in financial markets (for example, financial arrangements, loans and joint venture agreements).

Exercise of option rights

Senior executives at Aegon companies and some other employees are granted share appreciation rights and share options. For further details, please see note 14 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans Aegon cannot influence the exercise of granted rights.

1	The Voting Rights Agreement is published on Aegon’s corporate website (aegon.com - http://www.aegon.com/Documents/aegon-com/Governance/Governance-documents/Voting-Rights-Agreement-English.pdf).
2	For more details, please refer to clause 14A of Aegon’s Articles of Association (http://www.aegon.com/Documents/aegon-com/Governance/Governance-documents/Articles-of-Association-English.pdf) or clause 10.6 of the 1983 Amended Merger Agreement (http://www.aegon.com/Documents/aegon-com/Governance/Governance-documents/Amended-merger-agreement-English.pdf).

Annual Report on Form 20-F 2014

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

Dutch Corporate Governance Code

Aegon, as a company based in the Netherlands, adheres to the Dutch Corporate Governance Code and supports its principles for sound and responsible corporate governance. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. The most recent version of the Code came into force on January 1, 2009. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

In general, Aegon applies the best practice provisions set out in the Code and a detailed explanation is given below for those instances where Aegon does not fully apply the best practice provisions of the Code. In these few instances, Aegon adheres, as much as is possible, to the spirit of the Code.

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

Aegon’s position on Code II.2.8

Aegon is committed to applying this best practice provision to all new Executive Board appointments. This best practice provision is also embedded in the Company’s Remuneration Policy for the Executive Board. The employment agreement of Aegon’s CEO, Alexander R. Wynaendts, which already existed prior to the code coming into force in 2003, contains more favorable severance payment terms should his employment be terminated as a result of a merger or takeover. As a result of a change in Dutch Corporate law, with effect of January 1, 2013, new members of the Executive Board will not be employees of the Company but will enter into engagement agreements with the Company regarding their position as member of the Executive Board.

On the Annual General Meeting of 2015 it will be proposed to reappoint Mr. Wynaendts for another term of four years. If the shareholder resolves to reappoint Mr. Wynaendts, his employment agreement will be terminated and an engagement agreement will be entered into between Mr. Wynaendts and the Company. This new engagement agreement will be compliant with the best practice provision II.2.8 of the Dutch Corporate Governance Code.

The engagement agreement in place between Mr. Button and Aegon N.V. does not entitle Mr. Button to any special terms under these circumstances.

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

110	Governance Corporate governance

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

Corporate Governance Statement

For an extensive review of Aegon’s compliance with the Dutch Corporate Governance Code, please refer to the Corporate Governance Statement on Aegon’s corporate website.

Annual Report on Form 20-F 2014

Differences between Dutch and US company laws

Dutch company law is different from US law in the following respects: Aegon, like most large Dutch public companies, has a two-tier governance system comprising an Executive Board and a Supervisory Board. The Executive Board is the executive body and its members are employed by the Company1. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The Remuneration Policy as regards the members of the Executive Board is adopted by the General Meeting of Shareholders. The number of the Executive Board members and the terms of their employment are determined by the Supervisory Board within the scope of the adopted Remuneration Policy.
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

1	As a result of a change in Dutch Corporate law, with effect of January 1, 2013, new members of the Executive Board will not be employees of the Company but will enter into engagement agreements with the Company regarding their position as member of the Executive Board. Mr. Button works for the Company on the basis of an engagement agreement. Mr. Wynaendts, who was appointed before this law came into effect, is still an employee of the Company. The reappointment of Mr. Wynaendts for another term of four years will be proposed at the 2015 annual General Meeting of Shareholders. If the shareholder resolves to reappoint Mr. Wynaendts, his employment agreement will be terminated and an engagement agreement will be entered into between Mr. Wynaendts and the Company.

112	Governance Code of ethics

Code of ethics

Aegon has in place a code of ethics, titled the Code of Conduct, which contains Aegon’s ethical principles in relation to various subjects. The Code of Conduct applies to Aegon employees worldwide, including Aegon’s Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions.

The current version of the Code of Conduct came into force in 2012 and gives a clearer commitment to a customer-centric approach. No waivers were granted in respect of the Code of Conduct which is posted on Aegon’s website, aegon.com.

Annual Report on Form 20-F 2014

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

B. Management’s Annual Report on internal control over financial reporting

The directors and management of Aegon are responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

¿	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
¿	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;
¿	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorizations of management and directors of the Company; and
¿	Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on Aegon’s financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2014.

In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework)

Based on the assessment, management has concluded that, in all material aspects, the internal control over financial reporting was effective as at December 31, 2014. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2014, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their auditor’s report on the Annual Report on Form 20-F on page 130.

C. Changes in internal controls over financial reporting

There have been no changes in internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, Aegon’s internal controls over financial reporting.

114

This page has been intentionally left blank.

Annual Report on Form 20-F 2014

Financial

information

2014

116	Consolidated financial statements of Aegon N.V.

Annual Report on Form 20-F 2014

118	Exchange rates

Exchange rates

Exchange rates at December 31, 2014

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.2101	0.7760	1.4015	7.5072	27.7150	315.7500	4.2981	4.4837	2.8288	19.1412
1	USD	0.826	-	0.641	1.158	6.204	22.903	260.929	3.552	3.705	2.338	15.818
1	GBP	1.289	1.559	-	1.806	9.674	35.715	406.894	5.539	5.778	3.645	24.666
1	CAD	0.714	0.863	0.554	-	5.357	19.775	225.294	3.067	3.199	2.018	13.658
1	CNY	0.133	0.161	0.103	0.187	-	3.692	42.060	0.573	0.597	0.377	2.550
100	CZK	3.608	4.366	2.800	5.057	27.087	-	1,139.275	15.508	16.178	10.207	69.064
100	HUF	0.317	0.383	0.246	0.444	2.378	8.778	-	1.361	1.420	0.896	6.062
1	PLN	0.233	0.282	0.181	0.326	1.747	6.448	73.463	-	1.043	0.658	4.453
1	RON	0.223	0.270	0.173	0.313	1.674	6.181	70.422	0.959	-	0.631	4.269
1	TRY	0.354	0.428	0.274	0.495	2.654	9.797	111.620	1.519	1.585	-	6.767
1	UAH	0.052	0.063	0.041	0.073	0.392	1.448	16.496	0.225	0.234	0.148	-

Exchange rates at December 31, 2013

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.3780	0.8320	1.4641	8.3420	27.3725	297.0751	4.1579	4.4640	2.9605	11.3543
1	USD	0.726	-	0.604	1.062	6.054	19.864	215.584	3.017	3.239	2.148	8.240
1	GBP	1.202	1.656	-	1.760	10.026	32.900	357.061	4.997	5.365	3.558	13.647
1	CAD	0.683	0.941	0.568	-	5.698	18.696	202.906	2.840	3.049	2.022	7.755
1	CNY	0.120	0.165	0.100	0.176	-	3.281	35.612	0.498	0.535	0.355	1.361
100	CZK	3.653	5.034	3.040	5.349	30.476	-	1,085.305	15.190	16.308	10.816	41.481
100	HUF	0.337	0.464	0.280	0.493	2.808	9.214	-	1.400	1.503	0.997	3.822
1	PLN	0.241	0.331	0.200	0.352	2.006	6.583	71.448	-	1.074	0.712	2.731
1	RON	0.224	0.309	0.186	0.328	1.869	6.132	66.549	0.931	-	0.663	2.544
1	TRY	0.338	0.465	0.281	0.495	2.818	9.246	100.346	1.404	1.508	-	3.835
1	UAH	0.088	0.121	0.073	0.129	0.735	2.411	26.164	0.366	0.393	0.261	-

Annual Report on Form 20-F 2014

Weighted average exchange rates 2014

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.3288	0.8061	1.4667	8.1902	27.5153	308.3758	4.1839	4.4429	2.9060	15.8120
1	USD	0.753	-	0.607	1.104	6.164	20.707	232.071	3.149	3.344	2.187	11.899
1	GBP	1.241	1.648	-	1.820	10.160	34.134	382.553	5.190	5.512	3.605	19.615
1	CAD	0.682	0.906	0.550	-	5.584	18.760	210.251	2.853	3.029	1.981	10.781
1	CNY	0.122	0.162	0.098	0.179	-	3.360	37.652	0.511	0.542	0.355	1.931
100	CZK	3.634	4.829	2.930	5.330	29.766	-	1,120.743	15.206	16.147	10.561	57.466
100	HUF	0.324	0.431	0.261	0.476	2.656	8.923	-	1.357	1.441	0.942	5.128
1	PLN	0.239	0.318	0.193	0.351	1.958	6.576	73.705	-	1.062	0.695	3.779
1	RON	0.225	0.299	0.181	0.330	1.843	6.193	69.409	0.942	-	0.654	3.559
1	TRY	0.344	0.457	0.277	0.505	2.818	9.468	106.117	1.440	1.529	-	5.441
1	UAH	0.063	0.084	0.051	0.093	0.518	1.740	19.503	0.265	0.281	0.184	-

Weighted average exchange rates 2013

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.3272	0.8484	1.3674	8.1637	25.9238	296.3309	4.1940	4.4167	2.5305	10.8249
1	USD	0.753	-	0.639	1.030	6.151	19.533	223.275	3.160	3.328	1.907	8.156
1	GBP	1.179	1.564	-	1.612	9.622	30.556	349.282	4.943	5.206	2.983	12.759
1	CAD	0.731	0.971	0.620	-	5.970	18.958	216.711	3.067	3.230	1.851	7.916
1	CNY	0.122	0.163	0.104	0.167	-	3.175	36.299	0.514	0.541	0.310	1.326
100	CZK	3.857	5.120	3.273	5.275	31.491	-	1,143.084	16.178	17.037	9.761	41.757
100	HUF	0.337	0.448	0.286	0.461	2.755	8.748	-	1.415	1.490	0.854	3.653
1	PLN	0.238	0.316	0.202	0.326	1.947	6.181	70.656	-	1.053	0.603	2.581
1	RON	0.226	0.300	0.192	0.310	1.848	5.869	67.093	0.950	-	0.573	2.451
1	TRY	0.395	0.524	0.335	0.540	3.226	10.245	117.104	1.657	1.745	-	4.278
1	UAH	0.092	0.123	0.078	0.126	0.754	2.395	27.375	0.387	0.408	0.234	-

Weighted average exchange rates 2012

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.2849	0.8103	1.2839	8.1377	25.1140	288.8606	4.1809	4.4548	2.3132	10.4363
1	USD	0.778	-	0.631	0.999	6.333	19.545	224.812	3.254	3.467	1.800	8.122
1	GBP	1.234	1.586	-	1.584	10.043	30.993	356.486	5.160	5.498	2.855	12.880
1	CAD	0.779	1.001	0.631	-	6.338	19.561	224.987	3.256	3.470	1.802	8.129
1	CNY	0.123	0.158	0.100	0.158	-	3.086	35.497	0.514	0.547	0.284	1.282
100	CZK	3.982	5.116	3.226	5.112	32.403	-	1,150.197	16.648	17.738	9.211	41.556
100	HUF	0.346	0.445	0.281	0.444	2.817	8.694	-	1.447	1.542	0.801	3.613
1	PLN	0.239	0.307	0.194	0.307	1.946	6.007	69.091	-	1.066	0.553	2.496
1	RON	0.224	0.288	0.182	0.288	1.827	5.638	64.843	0.939	-	0.519	2.343
1	TRY	0.432	0.555	0.350	0.555	3.518	10.857	124.875	1.807	1.926	-	4.512
1	UAH	0.096	0.123	0.078	0.123	0.780	2.406	27.678	0.401	0.427	0.222	-

120	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2014	2013 1)	2012 1)
Premium income	6	19,864	19,939	19,049
Investment income	7	8,148	7,909	8,413
Fee and commission income	8	2,137	1,950	1,856
Other revenues		7	6	9
Total revenues		30,157	29,805	29,327

Income from reinsurance ceded	9	2,906	2,838	4,096
Results from financial transactions	10	13,213	15,393	13,008
Other income	11	61	393	149
Total income		46,338	48,430	46,580

Premiums to reinsurers	6	3,011	3,108	3,702
Policyholder claims and benefits	12	36,214	37,688	34,475
Profit sharing and rebates	13	17	28	33
Commissions and expenses	14	5,656	5,656	5,610
Impairment charges / (reversals)	15	87	294	199
Interest charges and related fees	16	371	355	519
Other charges	17	172	134	52
Total charges		45,528	47,262	44,590
Income before share in profit / (loss) of joint ventures, associates and tax		809	1,168	1,990
Share in profit / (loss) of joint ventures		56	-	(13)
Share in profit / (loss) of associates		24	21	28
Income / (loss) before tax		889	1,189	2,005
Income tax	18	(132)	(200)	(372)
Net income / (loss)		757	989	1,633

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		756	986	1,632
Non-controlling interests		1	3	1

Earnings per share (EUR per share)	19
Basic earnings per common share		0.29	0.36	0.72
Basic earnings per common share B		0.01	0.01	-
Diluted earnings per common share		0.29	0.36	0.72
Diluted earnings per common share B		0.01	0.01	-

[1]	Amounts for 2013 and 2012 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

Annual Report on Form 20-F 2014

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2014	2013 1)	2012 1)
Net income	757	989	1,633

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	9	(6)	(5)
Remeasurements of defined benefit plans	(1,156)	562	(149)
Income tax relating to items that will not be reclassified	333	(201)	38

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	6,759	(3,376)	4,191
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(702)	(435)	(465)
Changes in cash flow hedging reserve	1,188	(555)	(86)
Movement in foreign currency translation and net foreign investment hedging reserves	1,668	(727)	(129)
Equity movements of joint ventures	10	(4)	27
Equity movements of associates	(10)	54	22
Income tax relating to items that may be reclassified	(2,018)	1,295	(1,058)
Other	(5)	(6)	(2)
Total other comprehensive income	6,075	(3,398)	2,384
Total comprehensive income	6,832	(2,409)	4,017

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	6,833	(2,406)	4,018
Non-controlling interests	(1)	(3)	(1)

[1]	Amounts for 2013 and 2012 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

122	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2014	20131)	January 1, 20131)
Assets
Intangible assets	21	2,073	2,272	2,506
Investments	22	153,219	135,533	144,969
Investments for account of policyholders	23	191,467	165,032	152,968
Derivatives	24	28,014	13,531	21,134
Investments in joint ventures	25	1,468	1,426	1,567
Investments in associates	26	140	470	771
Reinsurance assets	27	9,593	10,344	11,966
Defined benefit assets	41	38	34	22
Deferred tax assets	43	27	164	320
Deferred expenses	28	10,373	10,006	9,627
Assets held for sale	29	9,881	-	-
Other assets and receivables	30	7,563	7,357	7,623
Cash and cash equivalents	31	10,610	5,691	9,590
Total assets		424,467	351,860	363,063
Equity and liabilities
Shareholders’ equity	32	23,957	17,694	21,037
Other equity instruments	33	3,827	5,015	5,018
Issued capital and reserves attributable to equity holders of Aegon N.V.		27,784	22,709	26,055
Non-controlling interests		9	10	13
Group equity		27,793	22,719	26,068

Subordinated borrowings	34	747	44	42
Trust pass-through securities	35	143	135	155
Insurance contracts	36	111,927	101,769	105,242
Insurance contracts for account of policyholders	36	102,250	84,311	76,169
Investment contracts	37	15,359	14,545	17,767
Investment contracts for account of policyholders	37	91,849	82,608	78,418
Derivatives	24	26,048	11,838	18,052
Borrowings	39	14,158	11,830	13,219
Provisions	40	322	182	330
Defined benefit liabilities	41	4,404	3,060	3,550
Deferred revenue liabilities	42	82	88	104
Deferred tax liabilities	43	3,151	1,657	2,501
Liabilities held for sale	29	7,810	-	-
Other liabilities	44	18,152	16,815	21,117
Accruals	45	272	259	329
Total liabilities		396,674	329,141	336,995
Total equity and liabilities		424,467	351,860	363,063

[1]	Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

Annual Report on Form 20-F 2014

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2014

Amounts in EUR million	Note	Share capital	Retained earnings	Revalu- action reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total
At January 1, 2014		8,701	8,455	3,023	(706)	(1,778)	5,015	22,709	10	22,719
Net income / (loss) recognized in the income statement		-	756	-	-	-	-	756	1	757
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	9	-	-	-	9	-	9
Remeasurements of defined benefit plans		-	-		(1,156)	-	-	(1,156)	-	(1,156)
Income tax relating to items that will not be reclassified		-	-	(2)	335	-	-	333	-	333
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	6,759	-	-	-	6,759	-	6,759
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(702)	-	-	-	(702)	-	(702)
Changes in cash flow hedging reserve		-	-	1,188	-	-	-	1,188	-	1,188
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(84)	1,752	-	1,668	-	1,668

Equity movements of joint ventures		-	-	-	-	10	-	10	-	10
Equity movements of associates		-	-	-	-	(10)	-	(10)	-	(10)
Disposal of group assets		-	-	-	-	-	-		-
Income tax relating to items that may be reclassified		-	-	(1,968)		(50)	-	(2,018)	-	(2,018)
Transfer from / to other headings		-	-	-	-	-	-		-
Other		-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income / (loss)		-	(4)	5,285	(905)	1,701	-	6,077	(1)	6,075
Total comprehensive income / (loss) for 2014		-	752	5,285	(905)	1,701	-	6,833	(1)	6,832
Shares issued and withdrawn
Repurchased and sold own shares		-	-	-	-	-	-	-	-	-
Issuance and purchase of treasury shares		-	(67)	-	-	-	-	(67)	-	(67)
Treasury shares		-	-	-	-	-	-	-	-	-
Other equity instruments redeemed		-	11	-	-	-	(1,184)	(1,173)	-	(1,173)
Dividends paid on common shares		(104)	(266)	-	-	-	-	(370)	-	(370)
Preferred dividend		-	-	-	-	-	-	-	-	-
Coupons on perpetual securities		-	(128)	-	-	-	-	(128)	-	(128)
Coupons on non-cumulative subordinated notes		-	(24)	-	-	-	-	(24)	-	(24)
Share options and share-based incentive plans		-	7	-	-	-	(4)	3	-	3
Other		-	-	-	-	-	-	-	-	-
At December 31, 2014	32, 33	8,597	8,740	8,308	(1,611)	(77)	3,827	27,784	9	27,793

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

124	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2013

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- control- ling interests	Total
At January 1, 2013 2)		9,099	8,010	6,116	(1,085)	(1,103)	5,018	26,055	13	26,068
Net income / (loss) recognized in the income statement		-	986	-	-	-	-	986	3	989
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(6)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans		-	-	-	562	-	-	562	-	562
Income tax relating to items that will not be reclassified		-	-	1	(202)	-	-	(201)	-	(201)
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(3,376)	-	-	-	(3,376)	-	(3,376)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(435)	-	-	-	(435)	-	(435)
Changes in cash flow hedging reserve		-	-	(555)	-	-	-	(555)	-	(555)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	19	(746)	-	(727)	-	(727)
Equity movements of joint ventures		-	-	-	-	(4)	-	(4)	-	(4)
Equity movements of associates		-	-	-	-	54	-	54	-	54
Disposal of group assets		-	3	-	-	-	-	3	(3)	-
Income tax relating to items that may be reclassified		-	-	1,274	-	21	-	1,295	-	1,295
Transfer from / to other headings		-	(3)	3	-	-	-	-	-	-
Other		-	(4)	-	-	-	-	(4)	(2)	(6)
Total other comprehensive income / (loss)		-	(4)	(3,093)	379	(675)	-	(3,392)	(5)	(3,398)
Total comprehensive income / (loss) for 2013		-	982	(3,093)	379	(675)	-	(2,406)	(3)	(2,409)
Shares issued and withdrawn		2	-	-	-	-	-	2	-	2
Repurchased and sold own shares		(400)	(1)	-	-	-	-	(401)	-	(401)
Treasury shares		-	(77)	-	-	-	-	(77)	-	(77)
Dividends paid on common shares		-	(240)	-	-	-	-	(240)	-	(240)
Preferred dividend		-	(83)	-	-	-	-	(83)	-	(83)
Coupons on perpetual securities		-	(146)	-	-	-	-	(146)	-	(146)
Coupons on non-cumulative subordinated notes		-	(21)	-	-	-	-	(21)	-	(21)
Share options and share-based incentive plans		-	30	-	-	-	(3)	27	-	27
Other		-	-	-	-	-	-	-	-	-
At December 31, 2013	32, 33	8,701	8,455	3,023	(706)	(1,778)	5,015	22,709	10	22,719

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.
[2]	Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

Annual Report on Form 20-F 2014

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2012

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re-measure-ment of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves 1)	Non- control- ling interests	Total
At January 1, 2012 (as previously stated)		9,097	9,296	3,481	(979)	(981)	4,720	24,634	14	24,648
Changes in accounting policies relating to Deferred policy acquisition costs 2)			(1,411)	35		(39)		(1,415)		(1,415)
Changes in accounting policies relating to Policy longevity methodology 2)			(1,076)					(1,076)		(1,076)
At January 1, 2012 (restated)		9,097	6,809	3,516	(979)	(1,020)	4,720	22,143	14	22,157

Net income / (loss) recognized in the income statement		-	1,632	-	-	-	-	1,632	1	1,633
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(5)	-	-	-	(5)	-	(5)
Remeasurements of defined benefit plans		-	-	-	(149)	-	-	(149)	-	(149)
Income tax relating to items that will not be reclassified		-	-	1	37	-	-	38	-	38

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	4,191	-	-	-	4,191	-	4,191
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(465)	-	-	-	(465)	-	(465)
Changes in cash flow hedging reserve		-	-	(86)	-	-	-	(86)	-	(86)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	6	(135)	-	(129)	-	(129)
Equity movements of joint ventures		-	-	-	-	27	-	27	-	27
Equity movements of associates		-	-	-	-	22	-	22	-	22
Income tax relating to items that may be reclassified		-	(6)	(1,055)	-	3	-	(1,058)	-	(1,058)
Transfer from / to other headings		-	(19)	19	-	-	-	-	-	-
Other		-	-	-	-	-	-	-	(2)	(2)
Total other comprehensive income / (loss)		-	(25)	2,600	(106)	(83)	-	2,386	(2)	2,384
Total comprehensive income / (loss) for 2012		-	1,607	2,600	(106)	(83)	-	4,018	(1)	4,017
Shares issued and withdrawn		2	-	-	-	-	-	2	-	2
Treasury shares		-	3	-	-	-	-	3	-	3
Dividends paid on common shares		-	(148)	-	-	-	-	(148)	-	(148)
Preferred dividend		-	(59)	-	-	-	-	(59)	-	(59)
Coupons on perpetual securities		-	(172)	-	-	-	-	(172)	-	(172)
Issuance of non-cumulative subordinated notes		-	-	-	-	-	271	271	-	271
Coupons on non-cumulative subordinated notes		-	(23)	-	-	-	-	(23)	-	(23)
Cost of issuance of non-cumulative subordinated notes (net of tax)		-	(10)	-	-	-	-	(10)	-	(10)
Dividend withholding tax reduction		-	3	-	-	-	-	3	-	3
Share options and share-based incentive plans		-	-	-	-	-	27	27	-	27
At December 31, 2012	32, 33	9,099	8,010	6,116	(1,085)	(1,103)	5,018	26,055	13	26,068

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.
[2]	Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

126	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2014	2013 3)	2012 3)
Income / (loss) before tax		889	1,189	2,005
Results from financial transactions		(13,640)	(16,219)	(12,903)
Amortization and depreciation		971	1,011	1,239
Impairment losses		87	322	198
Income from joint ventures		(56)	-	13
Income from associates		(24)	(21)	(26)
Release of cash flow hedging reserve		(12)	(26)	(62)
Remeasurements of defined benefit plans		(1,156)	562	(149)
Other		187	(146)	(175)
Adjustments of non-cash items		(13,644)	(14,517)	(11,865)
Insurance and investment liabilities		6,375	(679)	(3,418)
Insurance and investment liabilities for account of policyholders		12,302	18,787	10,801
Accrued expenses and other liabilities		2,147	(2,509)	550
Accrued income and prepayments		(2,266)	(927)	(1,501)
Changes in accruals		18,559	14,672	6,432
Purchase of investments (other than money market investments)		(36,577)	(34,100)	(32,018)
Purchase of derivatives		1,417	(850)	(1,528)
Disposal of investments (other than money market investments)		33,846	31,176	33,742
Disposal of derivatives		1,589	182	507
Net purchase of investments for account of policyholders		(1,788)	(1,395)	1,197
Net change in cash collateral		627	(1,414)	(177)
Net purchase of money market investments		(958)	3,221	326
Cash flow movements on operating items not reflected in income		(1,843)	(3,180)	2,049
Tax paid		148	(164)	133
Other		12	(9)	19
Net cash flows from operating activities		4,122	(2,011)	(1,227)
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(28)	(22)	(36)
Purchase of equipment and real estate for own use		(77)	(66)	(63)
Acquisition of subsidiaries, joint ventures and associates, net of cash		(95)	(291)	(23)
Disposal of equipment		13	15	10
Disposal of subsidiaries, joint ventures and associates, net of cash		42	811	276
Dividend received from joint ventures and associates		75	64	72
Other		-	5	1
Net cash flows from investing activities		(71)	516	237
Issuance of share capital		-	2	2
Issuance and purchase of treasury shares		(199)	(92)	-
Issuance of non-cumulative subordinated notes		-	-	271
Proceeds from TRUPS 1), subordinated loans and borrowings		3,862	1,056	4,610
Repayment of perpetuals		(1,173)	-	-
Repayment of share premium		-	(401)	-
Repayment of TRUPS 1), subordinated loans and borrowings		(1,307)	(2,283)	(1,663)
Dividends paid		(266)	(323)	(207)
Coupons on perpetual securities		(171)	(194)	(230)
Coupons on non-cumulative subordinated notes		(32)	(28)	(30)
Other		-	(8)	(11)
Net cash flows from financing activities		715	(2,271)	2,741
Net increase / (decrease) in cash and cash equivalents 2)		4,766	(3,766)	1,751

Net cash and cash equivalents at the beginning of the year		5,652	9,497	7,717
Effects of changes in exchange rate		231	(79)	29
Net cash and cash equivalents at the end of the year	31	10,649	5,652	9,497

[1]	Trust pass-through securities.
[2]	Included in net increase / (decrease) in cash and cash equivalents are interest received (2014: EUR 6,711 million, 2013: EUR 6,731 million, and 2012: EUR 8,091 million) dividends received (2014: EUR 1,342 million, 2013: EUR 1,021 million, and 2012: EUR 1,069 million) and interest paid (2014: EUR 320 million, 2013: EUR 347 million, and 2012: EUR 1,261 million).
[3]	Amounts for 2013 and 2012 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

The cash flow statement is prepared according to the indirect method.

Annual Report on Form 20-F 2014

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over 25 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide (2013: nearly 27,000).

2 Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual Report on Form 20-F.

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2014 is provided below in note 2.1.1 Adoption of new IFRS accounting standards. Aegon also adopted voluntary changes in accounting policies, effective January 1, 2014, disclosed in note 2.1.2 Voluntary changes in accounting policies. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain amounts in prior years have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 18, 2015. The financial statements will be put to the Annual General Meeting of Shareholders on May 20, 2015 for adoption. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

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

128	Notes to the consolidated financial statements of Aegon N.V. Note 2

A reconciliation between IFRS and IFRS-EU is included in the table below.

		Shareholders’ equity				Net income
	2014	2013	2012	2014	2013	2012
In accordance with IFRS	23,957	17,694	21,037	757	989	1,633
Adjustment of EU ‘IAS 39’ carve-out	434	(124)	52	559	(176)	52
Tax effect of the adjustment	(98)	31	(13)	(129)	44	(13)
Effect of the adjustment after tax	336	(93)	39	429	(132)	39
In accordance with IFRS-EU	24,293	17,601	21,076	1,186	857	1,672

2.1.1 Adoption of new IFRS accounting standards

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2014, the following amendments to existing standards issued by the IASB became mandatory but are not currently relevant or do not significantly impact the financial position or financial statements:

¿	IFRS 10 Consolidated Financial Statements - Amendment Investment Entities;
¿	IAS 32 Financial Instruments: Presentation - Amendment Offsetting Financial Assets and Financial Liabilities;
¿	IAS 36 Impairment of Assets - Amendment Recoverable Amounts Disclosures for Non-Financial Assets;
¿	IAS 39 Financial Instruments: Recognition and Measurement - Amendment Novation of Derivatives and Continuation of Hedge Accounting; and
¿	IFRIC 21 - Levies.

2.1.2 Voluntary changes in accounting policies

Aegon adopted voluntary changes in accounting policies, effective January 1, 2014, which are applied retrospectively for all periods presented. Changes to these policies relate to deferred policy acquisition costs and how Aegon accounts for longevity trends in the Netherlands. In the paragraphs below, details are provided for these changes in accounting policies.

Deferred policy acquisition costs

Aegon adopted one single group-wide accounting policy for deferred policy acquisition costs as of January 1, 2014. Upon initial adoption of IFRS, entities were permitted to continue existing accounting policies for insurance contracts even though such policies were often non-uniform between countries. Through adoption of a uniform, group-wide accounting policy, Aegon will eliminate this lack of uniformity for the deferral of policy acquisition costs thereby providing the users of the financial statements with more meaningful information. Details for the deferred policy acquisition costs are included in note 2.13 Deferred expenses.

IFRS 4 Insurance Contracts neither prohibits nor requires the deferral of policy acquisition costs, nor does it prescribe what acquisition costs are deferrable. Thus, in developing the new policy, Aegon considered and sought alignment with the proposed description of deferrable policy acquisition costs within the IFRS Insurance Contracts Phase II exposure draft (Exposure Draft). In the absence of detailed guidance in the Exposure Draft, Aegon also considered the recently adopted guidance in US GAAP (Accounting Standards Update 2010-26 ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’), if not conflicting with IFRS 4 or the Exposure Draft. IFRS currently differs from US GAAP by not limiting the deferral to expenses from successful efforts only and in the detail of how that principle is applied. Under the new accounting policy, deferred policy acquisition costs include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred.

Details of the impact of the adjustments on previous periods of the financial statements are provided in the following tables.

Longevity reserving

As of January 1, 2014, Aegon amended its policy to determine the insurance contract liability of Aegon the Netherlands to account for longevity risk assumed by Aegon. This change will provide more current information about the financial effects of changes in life expectancy of the insured population. It will supply users of the financial statements with more relevant decision making information on the insurance contract liability and will improve transparency on the longevity risks assumed by Aegon.

Annual Report on Form 20-F 2014

Mortality tables will be reviewed annually based on the prospective tables taking into account longevity trends. The new methodology will take into account the contractual cash flows related to the longevity risk assumed. Previously the methodology applied by Aegon the Netherlands considered realized mortalities based on retrospective mortality tables.

Details of the impact of the adjustments on previous periods of the financial statements are provided in the following tables.

	20131)	Change in accounting policy		2013 (restated)	20121)	Change in accounting policy		2012 (restated)
		Deferred policy acquisition costs	Longevity reserving			Deferred policy acquisition costs	Longevity reserving
Impact of changes in accounting policies on the consolidated income statement

Policyholder claims and benefits	37,793	12	(117)	37,688	34,665	7	(197)	34,475

Commissions and expenses	5,593	63	-	5,656	5,559	51	-	5,610

Income tax (expense) / benefit	(166)	(10)	(24)	(200)	(323)	(4)	(45)	(372)
Net effect		(85)	93			(62)	152

Earnings per share (EUR per share)

Basic earnings per common share	0.36	(0.04)	0.05	0.36	0.68	(0.03)	0.07	0.72

Basic earnings per common share B	0.01	-	-	0.01	-	-	-	-

Diluted earnings per common share	0.36	(0.04)	0.05	0.36	0.68	(0.03)	0.07	0.72

Diluted earnings per common share B	0.01	-	-	0.01	-	-	-	-

Earnings per common share calculation

Net income attributable to equity holders of Aegon N.V.	978	(85)	93	986	1,542	(62)	152	1,632

Preferred dividend	(83)	-	-	(83)	(59)	-	-	(59)

Coupons on other equity instruments	(167)	-	-	(167)	(195)	-	-	(195)

Earnings attributable to common shareholders	728	(85)	93	736	1,288	(62)	152	1,378

Weighted average number of common shares outstanding (in million)	2,035	-	-	2,035	1,907	-	-	1,907

Weighted average number of common shares B outstanding (in million)	366	-	-	366	-	-	-	-

[1]	As reported in Aegon’s Annual Report 2013 on Form 20-F dated March 19, 2014.

130	Notes to the consolidated financial statements of Aegon N.V. Note 2

	2013 1)	Change in accounting policy		2013 (restated)	2012 1)	Change in accounting policy		2012 (restated)
		Deferred policy acquisition costs	Longevity reserving			Deferred policy acquisition costs	Longevity reserving
Impact of changes in accounting policies on the consolidated statement of comprehensive income
Net income	980	(85)	93	989	1,543	(62)	152	1,633
Items that may be reclassified to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	(3,349)	(26)	-	(3,376)	4,176	15	-	4,191

Movement in foreign currency translation and net foreign investment hedging reserves	(784)	57	-	(727)	(110)	(19)	-	(129)

Income tax relating to items that may be reclassified	1,286	8	-	1,295	(1,051)	(7)	-	(1,058)
Net effect other comprehensive income for the period		39	-			(11)	-
Net effect comprehensive income		(46)	93			(73)	152
Total comprehensive income attributable to:

Equity holders of Aegon N.V.	(2,454)	(46)	93	(2,406)	3,939	(73)	152	4,018

Non-controlling interests	(3)	-	-	(3)	(1)	-	-	(1)
[1]	As reported in Aegon’s Annual Report 2013 on Form 20-F dated March 19, 2014.

	December 31, 2013 1)	Change in accounting policy		Reclassi- fication 2)	December 31, 2013 (restated)	January 1, 2013 1)	Change in accounting policy		Reclassi- fication 2)	January 1, 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving				Deferred policy acquisition costs	Longevity reserving
Impact of changes in accounting policies on the consolidated statement of financial position
Assets

Intangible assets	2,246	26	-	-	2,272	2,485	21	-	-	2,506

Investments in joint ventures	1,427	(1)	-	-	1,426	1,568	(1)	-	-	1,567

Reinsurance assets	10,345	(2)	-	-	10,344	11,965	1	-	-	11,966

Deferred tax assets	37	2	-	125	164	93	2	-	225	320

Deferred expenses	12,040	(2,035)	-	-	10,006	11,644	(2,017)	-	-	9,627
Equity and liabilities

Shareholders’ equity	20,059	(1,533)	(832)	-	17,694	23,449	(1,487)	(925)	-	21,037

Insurance contracts	100,642	54	1,073	-	101,769	104,004	48	1,190	-	105,242

Deferred tax liabilities	2,304	(531)	(241)	125	1,657	3,096	(555)	(265)	225	2,501
[1]	As reported in Aegon’s Annual Report 2013 on Form 20-F dated March 19, 2014.
[2]	As a result of the voluntary accounting changes the balance of the Dutch tax group as at December 31, 2013, and December 31, 2012, changed from a deferred tax liability to a deferred tax asset.

Annual Report on Form 20-F 2014

	December 31, 2013 1)	Change in accounting policy		December 31, 2013 (restated)	December 31, 2012 1)	Change in accounting policy		December 31, 2012 (restated)
		Deferred policy acquisition costs	Longevity reserving			Deferred policy acquisition costs	Longevity reserving
Impact of changes in accounting policies on the statement of changes in equity

Share capital	8,701	-	-	8,701	9,099	-	-	9,099

Retained earnings	10,843	(1,557)	(832)	8,455	10,407	(1,472)	(925)	8,010

Revaluation reserves	2,998	26	-	3,023	6,073	43	-	6,116

Remeasurement of defined benefit plans	(706)	-	-	(706)	(1,085)	-	-	(1,085)

Other reserves	(1,777)	(1)	-	(1,778)	(1,045)	(58)	-	(1,103)
Shareholders’ equity	20,059	(1,533)	(832)	17,694	23,449	(1,487)	(925)	21,037
[1]	As reported in Aegon’s Annual Report 2013 on Form 20-F dated March 19, 2014.

Borrowings

In 2014, the Group changed the presentation of its borrowings. Aegon’s borrowings are now further defined separately as capital funding and operational funding. Capital funding includes debt securities that are issued for general corporate purposes and for capitalizing its business units. Capital funding is part of the Company’s total capitalization that is used for financing its subsidiaries and the cash held at the holding company. Operational funding includes debt securities that are issued for financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.

The presentation of borrowings is changed to align more closely with the current methodology for the Group’s composition of total capitalization and the calculation of gross financial leverage. As a result, bank overdrafts and short-term deposits, which were previously classified within borrowings, are reclassified to Other liabilities. Comparative information has been reclassified accordingly. Refer to note 39 Borrowings and note 44 Other liabilities for more information. This change in presentation did not change net profit, total assets or total liabilities.

The voluntary changes in accounting policies have had no impact on the cash flows as presented in the cash flow statement.

2.1.3 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2014, were not early adopted by the Group, but will be applied in future years:

¿	IFRS 9 Financial Instruments*; and
¿	IFRS 15 Revenue from Contracts with Customers*.

*	Not yet endorsed by the European Union.

IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments in July 2014. IFRS 9 combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will eventually replace IAS 39 and all previous versions of IFRS 9. Application is required for annual periods beginning or after January 1, 2018. Under the Classification and Measurement component financial assets are measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. The classification and measurement of financial liabilities is unchanged from existing requirements apart from own credit risk. For financial liabilities that are measured at fair value through profit or loss, the changes which are attributable to the change in an entity’s own credit risk are presented in other comprehensive income, unless doing so would enlarge or create an accounting mismatch. For the impairment component, the IASB included requirements for a credit loss allowance or provision which should be based on expected losses rather than incurred losses. On November 19, 2013, the IASB issued a new version of Hedge Accounting, which includes the new hedge accounting requirements. Macro hedging is decoupled from the hedge accounting component in order to avoid impact on the effective date or timing of the completion of the IFRS 9 project. IFRS 9 is expected to have a significant impact on the Group’s financial statements because it will likely result in a reclassification and remeasurement (including impairment) of Aegon’s financial assets. The full impact will only be clear after full assessment of the standard.

132	Notes to the consolidated financial statements of Aegon N.V. Note 2

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18 Revenue, as well as other IFRIC and SIC interpretations regarding revenue unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The standard outlines the principles an entity shall apply to measure and recognize revenue and the related cash flows. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 will be effective for the Group on January 1, 2017, using either of two methods: a full retrospective approach with certain practical expedients or a modified retrospective approach with the cumulative effect of initially applying this standard recognized at the date of initial application with certain additional disclosures. Aegon is evaluating the impact that adoption of this standard is expected to have on the Group’s financial statements. The full impact will only be clear after full assessment of the standard.

The following amendments to the existing standards and interpretations, published prior to January 1, 2015, which are not yet effective for or early adopted by the Group, will not significantly impact the financial position or financial statements:

¿	IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Applying the Consolidation Exception[1];
¿	IFRS 10 and IAS 28 - Amendment Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1];
¿	IFRS 11 Joint Arrangements - Amendment Accounting for Acquisition of Interests in Joint Operations[1];
¿	IFRS 14 Regulatory Deferral Accounts[1];
¿	IAS 1 - Amendment Disclosure Initiative[1];
¿	IAS 19 Employee Benefits - Amendment Employee Contributions;
¿	IAS 27 Separate Financial Statements - Amendment Equity method in Separate Financial Statements[1];
¿	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization[1];
¿	Annual improvements 2010-2012 Cycle;
¿	Annual improvements 2011-2013 Cycle; and
¿	Annual improvements 2012-2014 Cycle[1].

2.2 Basis of consolidation

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

The excess of the consideration paid to acquire the interest and the fair value of any interest already owned, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within 12 months after the acquisition date are made against goodwill. Contingent consideration is discounted and the unwinding is recognized in the income statement as an interest expense. Any changes in the estimated value of contingent consideration given in a business combination are recognized in the income statement.

The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.

Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds plus the fair value of any retained interest and the carrying amount of the subsidiary including non-controlling interests is recognized in the income statement.

[1]	Not yet endorsed by the European Union.

Annual Report on Form 20-F 2014

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

Investment funds

Investment funds managed by the Group in which the Group holds an interest are consolidated in the financial statements if the Group has power over that investment fund and it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In assessing control, all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders (unless a direct link between the policyholder and the fund can be assumed).

In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:

¿	Control structure of the asset manager (i.e. whether an Aegon subsidiary);
¿	The investment constraints posed by investment mandate;
¿	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
¿	The governance structure, such as an independent board of directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
¿	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).

Exposure or rights to variability of returns can be the result of, for example:

¿	General account investment of Aegon;
¿	Aegon’s investments held for policyholder;
¿	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;
¿	Fees dependent on fund value (including, but not limited to, asset management fees); and
¿	Fees dependent on performance of the fund (including, but not limited to, performance fees).

Investment funds where Aegon acts as an agent are not consolidated due to lack of control. . In particular, for some separate accounts, the independent board of directors has substantive rights and therefore Aegon does not have power over these separate accounts but acts as an agent.

For limited partnerships, the assessment takes into account Aegon’s legal position (i.e. limited partner or general partner) and any substantive removal rights held by other parties. Professional judgment is applied concerning the substantiveness of the removal rights and the magnitude of the exposure to variable returns, leading to the conclusion that Aegon controls some, but not all, of the limited partnerships in which it participates.

On consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented in the consolidated financial statements as investment contracts for account of policyholders. Where no repurchase obligation exists, the participations held by third parties are presented as non-controlling interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

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

134	Notes to the consolidated financial statements of Aegon N.V. Note 2

Structured entities that are consolidated include certain mortgage backed securitization deals, where Aegon was involved in the design of the structured entities and also has the ability to use its power to affect the amount of the investee’s returns. Other factors that contributed to the conclusion that consolidation of these entities was required include that fact that Aegon fully services the investees and can therefore influence the defaults of the mortgage portfolios and the fact that in these cases the majority of risks are maintained by Aegon.

Non-current assets held for sale and disposal groups

Disposal groups are classified as held for sale if they are available for immediate sale in their present condition, subject only to the customary sales terms of such assets and disposal groups and their sale is considered highly probable; management must be committed to the sale, which is expected to occur within one year from the date of classification as held for sale.

Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to their fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognized through a reduction of the carrying value of any goodwill related to the disposal group or the carrying value of certain other non-current, non-financial assets to the extent that the carrying value of those assets exceeds their fair value. Any excess of the expected loss over the reduction of the carrying amount of these relevant assets is not recognized upon classification as held for sale, but is recognized as part of the result on disposal if and when a divestment transaction occurs.

Classification into or out of held for sale does not result in restating comparative amounts in the balance sheet.

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

At the balance sheet date, monetary assets and monetary liabilities in foreign currencies and own equity instruments in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, while assets carried at fair value are translated at the exchange rate when the fair value was determined.

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

Annual Report on Form 20-F 2014

2.4 Segment reporting

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the ‘chief operating decision maker’. The reportable segments are:

¿	Aegon Americas: Covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;
¿	Aegon the Netherlands: Covers businesses operating in the Netherlands;
¿	Aegon UK: Covers businesses operating in the United Kingdom;
¿	New Markets: Covers businesses operating in Central & Eastern Europe, Asia, Spain and France as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management that are aggregated as reportable segment;
¿	Holding and other activities: Includes financing, employee and other administrative expenses of holding companies.

Segment measures are explained and disclosed in note 5 Segment information.

2.5 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterpart.

2.6 Intangible assets

a. Goodwill

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004, and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed.

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. The amortization period and pattern are reviewed at each reporting date; any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with deferred policy acquisition costs (DPAC) where appropriate, is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses (through a sale or impairment) would have had on VOBA. The adjustment is recognized directly in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed off.

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

The present value of the future servicing rights is amortized over the servicing period as the fees from services emerge and is subject to impairment testing. It is derecognized when the related contracts are settled or disposed off.

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

136	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

2.7 Investments

General account investments comprise financial assets, excluding derivatives, as well as investments in real estate.

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

Financial assets with fixed or determinable payments, that are not quoted in an active market and that the Group does not intend to sell in the near future are classified as loans. Those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, are accounted for as available-for-sale.

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

Annual Report on Form 20-F 2014

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

b. Real estate

Investments in real estate include property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as investments. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in ‘Other assets and receivables.’

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

138	Notes to the consolidated financial statements of Aegon N.V. Note 2

2.8 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets as well as investments in real estate. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. Investments for account of policyholders are valued at fair value through profit or loss.

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

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

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

Annual Report on Form 20-F 2014

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

2.10 Investments in joint arrangements

In general, joint arrangements are contractual agreements whereby the Group undertakes, with other parties, an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control over an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

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

Reinsurance assets are measured consistently with the assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. They are subject to impairment testing and are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Aegon is not relieved of its legal liabilities when entering into reinsurance transactions, therefore the reserves relating to the underlying insurance contracts will continue to be reported on the consolidated statement of financial position during the run-off period of the underlying business.

Reinsurance premiums, commissions and claim settlements are accounted for in the same way as the original contracts for which the reinsurance was concluded. The insurance premiums for the original contracts are presented gross of reinsurance premiums paid.

2.13 Deferred expenses

a. Deferred policy acquisition costs (DPAC)

DPAC relates to all insurance contracts as well as investment contracts with discretionary participation features and represents directly attributable costs that are related to the selling, underwriting and initiating of these insurance contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on factors such as expected gross profit margins. For products sold in the United States with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, morbidity and lapse assumptions, maintenance expenses and expected inflation rates.

For all products, DPAC, in conjunction with VOBA where appropriate, is assessed for recoverability at least annually on a country-by-country basis as part of the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

For products sold in the United States, when unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses (through sale or impairment) would have had on its measurement. This is recognized directly in the related revaluation reserve in shareholders’ equity.

DPAC is derecognized when the related contracts are settled or disposed off.

Annual Report on Form 20-F 2014

b. Deferred cost of reinsurance

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction. Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the run-off period of the underlying business.

Gains or losses on buying reinsurance are amortized based on the assumptions of the underlying insurance contracts. The amortization is recognized in the income statement.

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

2.14 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses, equipment and real estate held for own use. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing. The accounting for real estate held for own use is described in note 2.7 Investments.

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

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its fair value less cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to note 21 Intangible assets for more details.

142	Notes to the consolidated financial statements of Aegon N.V. Note 2

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

c. Impairment of equity instruments

For equity instruments, objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in fair value below initial cost is also considered objective evidence of impairment and always results in a loss being recognized in the income statement. Significant or prolonged decline is defined as an unrealized loss position for generally more than six months or a fair value of less than 80% of the cost price of the investment. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the income statement as an impairment loss. The amount exceeding the balance of previously recognized unrealized gains or losses is recognized in the income statement. If an available-for-sale equity security is impaired based upon Aegon’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon Aegon’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

Impairment losses on equity instruments cannot be reversed.

Annual Report on Form 20-F 2014

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

2.17 Equity

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares, the Group has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of Aegon and for junior perpetual capital securities, Aegon has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.

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

2.18 Trust pass-through securities and (subordinated) borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities and (subordinated) borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through profit or loss as they are managed and evaluated on a fair value basis. The liability is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled.

Subordinated borrowings include the liability component of non-cumulative subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative subordinated notes is related to the redemption amount. For further information on the accounting policy of the non-cumulative subordinated notes refer to note 2.17 Equity.

144	Notes to the consolidated financial statements of Aegon N.V. Note 2

2.19 Insurance contracts

Insurance contracts are accounted for under IFRS 4 Insurance Contracts. In accordance with this standard, Aegon continues to apply the existing accounting policies that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. Aegon applies, in general, non-uniform accounting policies for insurance liabilities and intangible assets to the extent that it was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between Aegon’s operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. At the time of IFRS adoption, Aegon was applying US GAAP for its United States operations whereas in the Netherlands and the United Kingdom, Aegon was applying Dutch Accounting Principles. Since adoption of IFRS, Aegon has considered new and amended standards in those GAAP’s which have become effective subsequent to the date of transition to IFRS.

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

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. The liability is derecognized when the contract expires, is discharged, disposed or cancelled.

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

a. Life insurance contracts

Life insurance contracts are insurance contracts with life-contingent benefits. The measurement of the liability for life insurance contracts varies depending on the nature of the product.

Liabilities arising from traditional life insurance products that are offered by Aegon, particularly those with fixed and guaranteed account terms, are typically measured using the net premium method. Under this method the liability is determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows based on the valuation assumptions used. The liability is either based on current assumptions or calculated using the assumptions established at the time the contract was issued, in which case a margin for risk and adverse deviation is generally included. Furthermore, the liability for life insurance comprises reserves for unearned premiums and accrued annuity benefits payable.

Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years.

Terms and conditions, including participation features and expected lapse rates, are considered when establishing the insurance liabilities. Where the Group has discretion over the amount or timing of the bonuses distributed resulting from participation features, a liability is recognized equal to the amount that is available at the balance sheet date for future distribution to policyholders.

In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 2.19 c Embedded derivatives or, if bifurcated from the host contract, as described in note 2.9 Derivatives.

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

Annual Report on Form 20-F 2014

c. Embedded derivatives

Life insurance contracts typically include derivative-like terms and conditions. With the exception of policyholder options to surrender the contract at a fixed amount, contractual features that are not closely related to the insurance contract and that do not themselves meet the definition of insurance contracts are accounted for as derivatives.

Guaranteed minimum benefits

Certain life insurance contracts, issued by the Group, contain guaranteed minimum benefits. Bifurcated guaranteed minimum benefits are classified as derivatives.

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

In the Netherlands, an additional liability is established for guaranteed minimum investment returns on group pension plans with profit sharing and on traditional insurance contracts, with profit sharing based on an external interest index, that are not bifurcated. These guarantees are measured at fair value.

d. Shadow accounting

Shadow accounting allows that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or directly in equity in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized through other comprehensive income in the revaluation reserve, together with the unrealized gain or loss.

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

146	Notes to the consolidated financial statements of Aegon N.V. Note 2

f. Liability adequacy testing

At each reporting date, the adequacy of the life insurance liabilities (including life insurance contracts for account of policyholders), net of VOBA and DPAC, is assessed using a liability adequacy test.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands and the UK the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the balance sheet.

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities leads to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then off set against the revaluation reserve.

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

Investment contracts without discretionary participation features are carried at amortized cost based on the expected cash flows and using the effective interest rate method. The expected future cash flows are re-estimated at each reporting date and the carrying amount of the financial liability is recalculated as the present value of estimated future cash flows using the financial liability’s original effective interest rate. Any adjustment is immediately recognized in the income statement. For these investment contracts deposit accounting is applied, meaning that deposits are not reflected as premium income, but are recognized as part of the financial liability.

Annual Report on Form 20-F 2014

The consolidated financial statements provide information on the fair value of all financial liabilities, including those carried at amortized cost. As these contracts are not quoted in active markets, their value is determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. For investment contracts without discretionary participation features that can be cancelled by the policyholder, the fair value cannot be less than the surrender value.

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

For unit-linked contracts without discretionary participation features and subject to actuarial funding, the Group recognizes a liability at the funded amount of the units. The difference between the gross value of the units and the funded value is treated as an initial fee paid by the policyholder for future asset management services and recognized as a deferred revenue liability, refer to note 2.23 Deferred revenue liability.

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

148	Notes to the consolidated financial statements of Aegon N.V. Note 2

Defined benefit plans

Measurement

The defined benefit obligation is based on the terms and conditions of the plan applicable on the balance sheet date. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the best estimate of future variables. The benefits are discounted using an interest rate based on the market yield for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future salary increases, mortality rates and price inflation. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected. Plan improvements (either vested or unvested) are recognized in the income statement at the date when the plan improvement occurs.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted from the defined benefit obligation in determining the amount recognized on the statement of financial position.

Profit or loss recognition

The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:

¿	Current year service cost which is recognized in profit or loss; and
¿	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.

Remeasurements of the net defined benefit liability (asset) which is recognized in other comprehensive income are revisited quarterly. Remeasurements of the net defined benefit liability (asset) shall not be reclassified to profit or loss in a subsequent period.

Within the Group only discretionary employee contributions and employee contributions linked to service but independent of the number of years of service exist, which are deducted from the current year service cost. Net interest on the net defined benefit liability (asset) shall be determined by multiplying the net defined benefit liability (asset) by the applicable discount rate. Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. Whereby interest income on plan assets is a component of the return on plan assets and is determined by multiplying the fair value of the plan assets by the applicable discount rate. The difference between the interest income on plan assets and the actual return on plan assets is included in the remeasurement of the net defined benefit liability (asset).

Remeasurements of the net defined benefit liability (asset) comprise of:

¿	Actuarial gains and losses;
¿	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and
¿	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Settlements

Gains or losses on curtailments or settlements of a defined benefit plan comprise of the difference between:

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

Annual Report on Form 20-F 2014

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

Deferred tax assets and liabilities are reviewed at each reporting period and are measured at tax rates that are expected to apply when the asset is realized or the liability is settled. Since there is no absolute assurance that these assets will ultimately be realized, management reviews Aegon’s deferred tax positions at each reporting period to determine if it is probable that the assets will be realized. These reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning opportunities it can utilize to increase the likelihood that the tax assets will be realized. The carrying amount is not discounted and reflects the Group’s expectations concerning the manner of recovery or settlement.

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

2.26 Premium income

Gross premiums, including recurring and single premiums, from life and non-life insurance and investment contracts with discretionary participation features are recognized as revenue when they become receivable. For products where deposit accounting is required, the deposits are not reflected as premium income, but are recognized as part of the financial liability. For these products the surrender charges and charges assessed have been included in gross premiums.

150	Notes to the consolidated financial statements of Aegon N.V. Note 2

Premium loadings for installment payments and additional payments by the policyholder towards costs borne by the insurer are included in the gross premiums. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium, others are recognized as an expense. Depending on the applicable local accounting principles, bonuses that are used to increase the insured benefits may be recognized as gross premiums. The insurance premiums for the original contracts are presented gross of reinsurance premiums paid.

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

2.28 Fee and commission income

Fees and commissions from investment management services and mutual funds, and from sales activities are recognized as revenue over the period in which the services are performed or for sales activities where services have been rendered.

2.29 Policyholder claims and benefits

Policyholder claims and benefits consist of claims and benefits paid to policyholders, including benefits in excess of account value for products for which deposit accounting is applied and the change in the valuation of liabilities for insurance and investment contracts. It includes internal and external claims handling costs that are directly related to the processing and settlement of claims. Amounts receivable in respect of salvage and subrogation are also considered.

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

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss includes fair value movements of investments held for account of policyholders (refer to note 2.8 Investments for account of policyholders). The net fair value change does not include interest or dividend income.

Other

In addition, results from financial transactions include gains/losses on real estate (general account and account of policyholders), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

2.31 Impairment charges/(reversals)

Impairment charges and reversals include impairments and reversals on investments in financial assets, impairments and reversals on the valuation of insurance assets and liabilities and other non-financial assets and receivables. Refer to note 15 Impairment charges/ (reversals).

Annual Report on Form 20-F 2014

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

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is generally based on current assumptions or on the assumptions established at the inception of the contract. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability.

152	Notes to the consolidated financial statements of Aegon N.V. Note 3

Actuarial and economic assumptions

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

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

Actuarial assumption and model updates

Assumptions are reviewed periodically, typically in the third quarter, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During 2014, Aegon implemented model and assumption updates resulting in a net EUR 352 million charge to income before tax.

Charges arising from assumption and model updates included in underlying earnings before tax amounted to EUR 221 million:

¿	A charge for actuarial assumption updates in the Americas Life & Protection business amounted to EUR 265 million, and was primarily related to updated mortality assumptions for the older ages. Model updates, including changes to modeled premium persistency, had a negative impact of EUR 29 million; and
¿	Actuarial assumption changes and model updates in the Americas Individual Savings & Retirement business resulted in a gain of EUR 100 million. Updated assumptions in variable annuities related to policyholder behavior on partial withdrawals accounted for the majority of an aggregated EUR 129 million benefit. A EUR 29 million charge was mainly caused by updated assumption for the asset portfolio at fixed annuities.

Actuarial assumption changes and model updates not included in underlying earnings before tax had an adverse impact on income before tax of EUR 131 million. Consisting of a charge of EUR 118 million in the Americas, mainly caused by adjusting the modeled hedging costs for the GMWB variable annuity book, improving the hedging models for indexed universal life products and updating the discount rate on reserves in the run-off life reinsurance book, and a charge of EUR 13 million in the Netherlands from model updates.

For 2014, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8% (December 31, 2013: 8%). The long-term assumption for 10-year US Treasury yields remains at 4.25% and the uniform grading period is 10 years. Aegon’s assumed returns for US separate account bond fund remain at 4% over the next 10 years and 6% thereafter. The 90-day Treasury yield is 0.04% at December 31, 2014, and is assumed to remain level for the next two years followed by an eight year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

Annual Report on Form 20-F 2014

In the third quarter of 2013, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25% and extended the uniform grading period from 5 years to 10 years. Aegon also changed its assumed returns for US separate account bond fund to 4% over the next 10 years and 6% thereafter from its previous assumptions of 4% over the next 5 years and 6% thereafter. In addition, Aegon changed its long-term equity market return assumption for the estimated gross profit in variable life and variable annuity products in the Americas from 9% to 8%. In total, these assumption changes led to a negative impact on earnings of EUR 405 million in the third quarter of 2013. Both the assumptions for the bond fund and that for the long-term equity market are gross assumptions from which asset management and policy fees are deducted to determine the policyholder return. The 90-day Treasury yield was 0.07% at December 31, 2013, and was assumed to remain level for the next two years followed by an eight year grade to 2.5%.

In 2012, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9% (2011: 9%). The 90-day Treasury yield was 0.05% at December 31, 2012, and was assumed to remain level for the next 2 years followed by a 3 year grade to 3%. Aegon’s assumptions on the long term credit spread or default assumptions, remained unchanged in 2012.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 130 million (2013: EUR 94 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.6 billion at December 31, 2014 (2013: EUR 2.1 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (EGP) calculations include a net interest rate margin, which Aegon assumes will remain practically stable under any reasonably likely interest rate scenario.

A relative increase ranging from 5% to 10% to the mortality assumption, dependent on the block of business, would reduce net income by approximately EUR 63 million (2013: EUR 105 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 71 million (2013: EUR 18 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 32 million (per assumption change) (2013: EUR 37 million).

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

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

¿	In the principal market for the asset or liability; or
¿	In the absence of a principal market, in the most advantageous market for the asset or liability.

Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

¿	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
¿	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
¿	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

154	Notes to the consolidated financial statements of Aegon N.V. Note 4

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active or quoted market prices are not available, a valuation technique is used.

The degree of judgment used in measuring the fair value of assets and liabilities generally inversely correlates with the level of observable valuation inputs. Aegon maximizes the use of observable inputs and minimizes the use of unobservable valuation inputs when measuring fair value. Financial instruments, for example, with quoted prices in active markets generally have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment.

The assets and liabilities categorization within the fair value hierarchy is based on the lowest input that is significant to the fair value measurement.

The judgment as to whether a market is active may include, although not necessarily determinative, lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or it is determined that adjustments to transaction prices are necessary to measure the fair value of the instrument.

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument is classified in its entirety as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an at arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the table headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial) could result in a different estimate of fair value at the reporting date.

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

4 Financial ri sks

General

As an insurance group, Aegon is exposed to a variety of risks. Aegon’s largest exposures are to changes in financial markets (e.g. foreign currency, interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells, deferred expenses and value of business acquired. Other risks include insurance related risks, such as changes in mortality and morbidity, which are discussed in note 36 Insurance contracts. Aegon manages risk at local level where business is transacted, based on principles and policies established at the Group level. Aegon’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position.

To manage its risk exposure, Aegon has risk policies in place. Many of these policies are group-wide while others are specific to the unique situation of local businesses. The Group level policies limit the Group’s exposure to major risks such as equity, interest rates, credit, and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including asset liability management (ALM) processes and models and hedging programs (which are largely conducted via the use of derivatives). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk strategy.

Aegon operates a Derivative Use Policy to govern its usage of derivatives. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these derivatives management tools. For derivatives, credit risk is normally mitigated by requirements to post collateral via credit support annex agreements.

Annual Report on Form 20-F 2014

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

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However, the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on locked-in assumptions or on management’s long-term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and shareholders’ equity. Aegon has classified a significant part of its investment portfolio as ‘available-for-sale’, which is one of the main reasons why the economic shocks tested have a different impact on net income than on shareholders’ equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. Aegon’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

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

Concentration risk for financial risks are measured and managed at the following levels:

¿	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type and which promotes diversification across risk types;
¿	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and
¿	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.

Moreover, concentration of financial risks are measured in Aegon business planning cycle. As part of business planning, the resilience of Aegon’s business strategy is tested in several extreme event scenarios. In the Depression and Inflation scenario, financial markets are stressed without assuming diversification across different market factors. As part of the Extreme Event Scenario testing, appropriate management actions are implemented when management deems this necessary.

156	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2014	2013	2012
Net income
Americas (in USD)	784	540	1,325
The Netherlands (in EUR)	62	521	387
United Kingdom (in GBP)	143	65	109
New Markets (in EUR)	89	127	243

Equity in functional currency
Americas (in USD)	21,387	19,891	22,437
The Netherlands (in EUR)	4,745	3,350	3,979
United Kingdom (in GBP)	3,781	2,845	2,593
New Markets (in EUR)	2,242	1,873	2,406

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2014	2013	2012	2011	2010
USD	1.21	1.38	1.32	1.30	1.34
GBP	0.78	0.83	0.81	0.84	0.86

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity. The effects as included in the following table are due to the translation of subsidiaries and joint ventures in the consolidated financial statements.

Annual Report on Form 20-F 2014

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets 1)	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2014
Increase by 15% of USD currencies relative to the euro	79	1,434
Increase by 15% of GBP currencies relative to the euro	31	484
Increase by 15% of non-euro currencies relative to the euro	178	2,398
Decrease by 15% of USD currencies relative to the euro	(79)	(1,434)
Decrease by 15% of GBP currencies relative to the euro	(31)	(484)
Decrease by 15% of non-euro currencies relative to the euro	(178)	(2,398)

2013
Increase by 15% of USD currencies relative to the euro	61	1,425
Increase by 15% of GBP currencies relative to the euro	20	565
Increase by 15% of non-euro currencies relative to the euro	61	1,951
Decrease by 15% of USD currencies relative to the euro	(61)	(1,425)
Decrease by 15% of GBP currencies relative to the euro	(20)	(565)
Decrease by 15% of non-euro currencies relative to the euro	(61)	(1,950)
[1]	The effect change movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

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

Aegon manages interest rate risk closely, taking into account all of the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. Aegon operates an Interest Rate Risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy.

The following table shows interest rates at the end of each of the last five years.

	2014	2013	2012	2011	2010
3-month US LIBOR	0.26%	0.25%	0.31%	0.58%	0.30%
3-month EURIBOR	0.08%	0.29%	0.19%	1.36%	1.01%
10-year US Treasury	2.17%	3.03%	1.76%	1.88%	3.29%
10-year Dutch government	0.68%	2.23%	1.50%	2.19%	3.15%

158	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2014
Shift up 100 basis points	456	(4,010)
Shift down 100 basis points	(568)	2,476

2013
Shift up 100 basis points	447	(3,110)
Shift down 100 basis points	(394)	3,481

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. During the financial crisis, Aegon incurred significant investment impairments on Aegon’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on Aegon’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 48 Commitments and contingencies and note 49 Transfer of financial assets for further information on capital commitments and contingencies, and on collateral given, which may expose the Group to credit risk.

2014	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollater- alization)	Net exposure
Shares	1,122	-	-	-	-	-	-	-	-	1,122
Debt securities - carried at fair value	103,324	-	-	500	-	-	-	500	-	102,824
Money market and other short-term investments - carried at fair value	7,299	-	874	-	-	-	-	874	-	6,425
Mortgage loans - carried at amortized cost	31,729	1,911	-	1,688	41,337	-	1	44,938	13,933	725
Private loans - carried at amortized cost	2,058	-	-	-	-	-	-	-	-	2,058
Other loans - carried at amortized cost	2,516	-	-	-	-	-	2,018	2,018	1,305	1,803
Other financial assets -carried at fair value	3,380	-	-	-	-	-	-	-	-	3,380
Derivatives	27,183	3,932	356	-	-	22,207	-	26,495	33	721
Reinsurance assets	9,494	-	4,709	170	-	-	-	4,879	-	4,615
At December 31	188,105	5,844	5,939	2,357	41,337	22,207	2,019	79,703	15,272	123,673

Annual Report on Form 20-F 2014

2013	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollateral- ization)	Net exposure
Shares	2,036	-	-	-	-	-	-	-	-	2,036
Debt securities - carried at fair value	89,511	-	-	725	-	-	-	725	-	88,787
Money market and other short-term investments - carried at fair value	5,974	-	1,078	-	-	-	-	1,078	31	4,926
Mortgage loans - carried at amortized cost	29,369	1,717	-	1,810	39,447	-	2	42,976	14,442	835
Private loans - carried at amortized cost	1,783	21	-	-	-	-	-	21	-	1,761
Other loans - carried at amortized cost	2,381	-	-	-	-	-	1,925	1,925	1,149	1,606
Other financial assets -carried at fair value	2,947	-	-	-	-	-	-	-	-	2,947
Derivatives	13,293	2,898	416	-	-	9,433	-	12,746	78	625
Reinsurance assets	10,253	-	5,327	165	-	-	-	5,492	-	4,761
At December 31	157,548	4,636	6,821	2,700	39,447	9,433	1,927	64,963	15,699	108,284

Shares

Further information on equity risk is provided in the section ‘Equity market and other investment risk’.

Debt securities

Several bonds in Aegon USA’s portfolio are insured by monoline insurers. Further information on the monoline insurers is provided in the section ‘Additional information on credit risk, unrealized losses and impairments’.

Money market and short-term investments

The collateral reported for the money market and short-term investments are related to tri-party repurchase agreements (repos). Within tri-party repos Aegon invests under short-term reverse repurchase agreements and the counterparty posts collateral to a third party custodian. The collateral posted is typically high-quality, short-term securities and is only accessible to Aegon in the event the counterparty defaults.

Mortgage loans

The real estate collateral for mortgages includes both residential and commercial properties. The collateral for commercial mortgage loans in Aegon Americas is measured at fair value. At a minimum on an annual basis, a fair value is estimated for each individual real estate property that has been pledged as collateral. When a loan is originally provided, an external appraisal is obtained to estimate the value of the property. In subsequent years, the value is typically estimated internally using various professionally accepted valuation methodologies. Internal appraisals are performed by qualified, professionally accredited personnel. International valuation standards are used and the most significant assumptions made during the valuation of real estate are the current cost of reproducing or replacing the property, the value that the property’s net earning power will support, and the value indicated by recent sales of comparable properties. Valuations are primarily supported by market evidence. For Aegon the Netherlands, collateral for the residential mortgages is measured as the foreclosure value which is indexed periodically.

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

160	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Reinsurance assets

The collateral related to the reinsurance assets include assets in trust that are held by the reinsurer for the benefit of Aegon. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note 27 Reinsurance assets.

Other loans

The collateral included in the other column represents the policyholders account value for policy loans. The excess of the account value over the loan value is included in the surplus collateral column. For further information on the policy loans refer to note 22.1 Financial assets, excluding derivatives.

The total collateral includes both under- and over-collateralized positions. To present a net exposure of credit risk, the over-collateralization, which is shown in the surplus collateral column, is extracted from the total collateral.

Credit risk management

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated ‘A’ or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high quality instruments to be posted. In 2014 and 2013, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

Aegon operates a Credit Name Limit Policy (CNLP) under which limits are placed on the aggregate exposure that it has to any one counterparty. Limits are placed on the exposure at both group level and individual country units. The limits also vary by a rating system, which is a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty. If an exposure exceeds the stated limit, then the exposure must be reduced to the limit for the country unit and rating category as soon as possible. Exceptions to these limits can only be made after explicit approval from Aegon’s Group Risk and Capital Committee (GRCC). The policy is reviewed regularly.

At December 31, 2014, there were three violations of the Credit Name Limit Policy at Group level. One of these violations is expected to resolve due to the sale of the Canadian operations, subject to regulatory approval. For the other two exposures, it is being investigated if these exposures can be reduced. At December 31, 2013, there was one violation of the Credit Name Limit Policy at Group level. This violation has been resolved in 2014 through reducing the exposure.

At December 31, 2014, Aegon’s largest corporate credit exposures are to Berkshire Hathaway, American United Mutual Insurance, Wells Fargo, BNP Paribas and Citigroup. Aegon had large investments in sovereign backed assets, the largest being in the USA, the Netherlands, Germany, UK and Austria. Highly rated sovereign assets (AAA rated by 3 rating agencies) and domestically issued and owned in local currency sovereign exposures are excluded from the Credit Name Limit Policy.

Annual Report on Form 20-F 2014

Aegon group level long-term counterparty exposure limits are as follows:

Group limit Amounts in EUR million	2014	2013
AAA	900	900
AA	900	900
A	675	675
BBB	450	450
BB	250	250
B	125	125
CCC or lower	50	50

Credit rating

The ratings distribution of general account portfolios of Aegon’s major reporting units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. As of 2014, Aegon has changed the rating hierarchy to align more closely with the CNLP as maintained internally by the Group. In previous years the disclosure of ratings followed a hierarchy of S&P, Moody’s, Fitch, Internal and National Association of Insurance Commissioners (NAIC). Under the CNLP a composite rating is used, which is based on a combination of the ratings of the constituents mentioned. The rating used is the lower of the external rating and the internal rating. This change in methodology did not impact net income, total assets or total liabilities.

	Americas		The Netherlands		United Kingdom		New Markets		Total 2014 1)
Credit rating general account investments, excluding reinsurance assets 2014	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
Sovereign exposure	-	7,715	277	15,522	-	4,397	-	297	277	27,930	28,207
AAA	1,418	9,352	769	2,081	-	283	-	320	2,187	12,143	14,330
AA	3,281	6,177	182	1,047	-	1,484	-	310	3,463	9,000	12,463
A	2,104	22,738	238	2,122	-	4,199	55	1,314	2,397	30,386	32,783
BBB	194	20,940	185	2,307	-	2,154	105	1,397	483	26,799	27,282
BB	131	2,016	-	154	-	149	5	430	137	2,748	2,885
B	9	1,297	-	-	-	3	5	40	14	1,340	1,354
CCC or lower	-	861	-	18	-	-	3	12	3	891	894
Assets not rated	2,021	3,462	24,375	24,156	-	570	153	175	26,561	29,383	55,944
Total	9,159	74,557	26,026	47,406	-	13,238	326	4,294	35,521	140,621	176,142

Past due and / or impaired assets	28	1,540	592	122	-	2	161	23	782	1,687	2,469

At December 31	9,187	76,097	26,618	47,528	-	13,240	487	4,318	36,303	142,308	178,611
[1]	Includes investments of Holding and other activities.

162	Notes to the consolidated financial statements of Aegon N.V. Note 4

The change in credit hierarchy has been adjusted in the comparatives. The impact of this methodology policy change on the comparative is disclosed in the following tables.

	Americas		The Netherlands		United Kingdom		New Markets		Total 20131)
Credit rating general account investments, excluding reinsurance assets - 20132)	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
Sovereign exposure	-	5,894	173	11,142	-	2,930	-	225	173	20,191	20,364
AAA	919	7,999	506	1,822	-	232	-	178	1,425	10,334	11,759
AA	3,030	4,869	143	904	-	1,087	-	181	3,173	7,041	10,214
A	1,744	20,310	215	2,301	-	3,899	86	671	2,046	27,227	29,273
BBB	257	18,721	181	2,629	-	2,194	57	1,029	494	24,574	25,068
BB	198	1,809	-	224	-	298	4	406	202	2,738	2,940
B	11	1,384	8	53	-	17	5	29	24	1,483	1,507
CCC or lower	-	1,416	-	19	-	-	2	2	2	1,437	1,439
Assets not rated	1,954	4,092	22,969	12,386	1	70	194	140	25,117	17,026	42,143
Total	8,113	66,496	24,194	31,480	1	10,727	348	2,860	32,656	112,051	144,707

Past due and / or impaired assets	79	1,497	638	160	-	26	160	28	877	1,711	2,588

At December 31	8,192	67,992	24,832	31,641	1	10,753	508	2,888	33,533	113,762	147,295
[1]	Includes investments of Holding and other activities.
[2]	Based on methodology adopted in 2014

	Americas		The Netherlands		United Kingdom		New Markets		Total impact on 2013
Credit rating general account investments, excluding reinsurance assets - impact from change in rating methodology on 20131)	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
Sovereign exposure	-	(49)	-	-	-	290	-	-	-	241	241
AAA	-	1,326	-	533	-	(16)	-	31	-	1,873	1,873
AA	-	(2,606)	-	(172)	-	(680)	-	(52)	-	(3,511)	(3,511)
A	-	(1,042)	-	(475)	-	250	-	(7)	-	(1,274)	(1,274)
BBB	-	1,472	-	109	-	35	-	15	-	1,633	1,633
BB	-	54	(3)	21	-	115	-	8	(3)	199	196
B	-	224	4	(17)	-	6	-	6	4	219	223
CCC or lower	-	619	-	-	-	-	-	-	-	619	619
Assets not rated	-	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	-	-	-

Past due and / or impaired assets	-	-	-	-	-	-	-	-	-	-	-

At December 31	-	-	-	-	-	-	-	-	-	-	-
[1]	Reflects difference in classification of the methodology operated in 2014 compared to the methodology operated in 2013.

Annual Report on Form 20-F 2014

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2014	Carrying value 2013 1)
AAA	7	7
AA	2,376	3,041
A	6,768	5,252
Below A	14	1,620
Not rated	329	334
At December 31	9,494	10,253
[1]	For 2013, the credit classification is restated for the change in rating methodology.

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2014	Americas	The Netherlands	United Kingdom	New Markets	Total 2014 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	4,584	932	21	64	5,601	1,405
Commercial mortgage-backed securities (CMBSs)	5,178	118	434	312	6,042	12

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	784	1,859	-	4	2,647	8
ABSs - Other	2,229	440	2,124	165	4,957	57
Financial - Banking	7,241	753	1,405	669	10,163	9
Financial - Other	10,423	184	1,072	415	12,106	3
Industrial	26,815	2,747	2,398	1,310	33,270	16
Utility	4,041	615	1,010	164	5,831	-
Sovereign exposure	8,811	15,602	4,415	1,177	30,005	37
At December 31	70,105	23,250	12,880	4,280	110,622	1,547
[1] Includes investments of Holding and other activities.
Credit risk concentrations – debt securities and money market investments 2013	Americas	The Netherlands	United Kingdom	New Markets	Total 2013 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	4,360	1,143	19	112	5,634	1,282
Commercial mortgage-backed securities (CMBSs)	4,723	82	398	134	5,337	43

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	562	1,379	-	-	1,941	43
ABSs - Other	2,079	184	1,682	97	4,041	64
Financial - Banking	5,768	1,079	1,501	267	8,710	20
Financial - Other	9,124	189	1,242	239	10,802	2
Industrial	22,911	3,122	2,089	837	28,959	37
Utility	5,027	687	823	162	6,699	-
Sovereign exposure	8,233	11,231	2,930	968	23,362	-
At December 31	62,787	19,095	10,683	2,816	95,485	1,491
[1]	Includes investments of Holding and other activities.

164	Notes to the consolidated financial statements of Aegon N.V. Note 4

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2014 1)	Of which past due and / or impaired assets
Agricultural	86	-	-	-	86	9
Apartment	2,030	-	-	-	2,030	-
Industrial	857	-	-	-	857	2
Office	2,096	14	-	-	2,110	10
Retail	1,800	-	-	-	1,800	7
Other commercial	297	53	-	-	351	4
Residential	26	24,186	-	285	24,496	699
At December 31	7,192	24,253	-	285	31,729	731
[1] Includes investments of Holding and other activities.
Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2013 1)	Of which past due and / or impaired assets
Agricultural	142	-	-	-	142	6
Apartment	1,253	-	-	-	1,253	17
Industrial	882	-	-	-	882	18
Office	2,023	16	-	-	2,039	26
Retail	1,640	15	-	-	1,655	9
Other commercial	300	42	-	-	342	11
Residential	27	22,705	-	324	23,056	702
At December 31	6,267	22,777	-	324	29,369	789
[1]	Includes investments of Holding and other activities.

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2014, amounted to EUR 7,622 million (2013: EUR 6,514 million). The loan to value (LTV) amounted to approximately 57% (2013: 59%). Of the portfolio 0.23% (2013: 0.24%) is in delinquency (defined as 60 days in arrears). In 2014, Aegon Americas recognized EUR 8 million impairments (net of recoveries) (2013: EUR 11 million) on this portfolio. In 2014, Aegon Americas foreclosed upon, or recovered EUR 16 million (2013: EUR 73 million) of real estate. The 2014 additional impairments associated with these loans at the time of foreclosure amounted to EUR 1 million (2013: impairment recoveries of EUR 4 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2014, amounted to EUR 28,758 million (2013: EUR 26,114 million). The LTV amounted to approximately 95% (2013: 99%). A significant part of the portfolio (60%; 2013: 58%) is government guaranteed. Of the portfolio, 0.9% (2013: 1.2%) is in delinquency (defined as 60 days in arrears). Impairments in 2014 amounted to EUR 4 million (2013: EUR 22 million). Historical defaults of the portfolio have been between 2 and 9 basis points per year.

Annual Report on Form 20-F 2014

Unconsolidated structured entities

Aegon’s investments in unconsolidated structured entities such as RMBSs, CMBSs and ABSs are presented in the line item ‘Investments’ of the statement of financial position. The composition of the structured entities portfolios of Aegon are widely dispersed looking at the individual amount per entity. This is shown in the following table together with the number of individual entities:

	December 31, 2014		December 31, 2013
	Number of entities	Carrying amount	Number of entities	Carrying amount
EUR 0 - 25 million	2,070	9,310	2,303	9,476
EUR 26 - 50 million	180	6,137	139	4,602
EUR 51 - 75 million	36	2,174	30	1,724
EUR 76 - 100 million	14	1,233	10	848
EUR 101 - 150 million	2	219	1	146
EUR 151- 250 million	1	175	1	158
> EUR 251 million	-	-	-	-
At December 31	2,303	19,248	2,484	16,953

For the most significant structured entities the following table presents the maximum exposure to loss excluding government guarantees for Aegon by type of structured security and by seniority of interest. Also shown are the amounts of losses that in each case would be absorbed first by investors whose interests rank junior to those of Aegon. If Aegon has interests in multiple tranches of one individual structured entity, Aegon’s maximum exposure to loss is excluded from the amount shown as potential losses borne by more junior interests. In each case, the amounts shown reflect the fair value of those interests as at the reporting date. Furthermore, the table presents a comparison of Aegon’s interest with the total assets of those unconsolidated structured entities. The amount shown as total assets is based on the most current available information.

	Subordinated interests		Mezzanine interests		Senior interests		Most senior interests		Carrying amount of interest in structured entity		Total
2014	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Assets	Liabilities	Assets of struc- tured entity
Residential mortgage-backed securities	-	-	-	-	-	-	392	1,742	392	-	8,511
Commercial mortgage-backed securities	-	-	50	166	-	-	383	1,542	433	-	4,644
Asset-backed securities	46	342	42	385	-	-	188	503	277	-	1,302
ABSs - Other	-	-	-	-	-	-	81	-	81	-	2,358
December 31, 2014	46	342	92	551	-	-	1,045	3,786	1,183	-	16,815

166	Notes to the consolidated financial statements of Aegon N.V. Note 4

	Subordinated interests		Mezzanine interests		Senior interests		Most senior interests		Carrying amount of interest in structured entity		Total
2013	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Maxi- mum exposure to loss	Potential losses borne by more junior interests	Assets	Liabilities	Assets of structured entity
Residential mortgage-backed securities	-	-	35	6,037	-	-	298	8,948	333	-	29,319
Commercial mortgage-backed securities	-	-	-	-	134	987	109	1,183	243	-	3,580
Asset-backed securities	52	198	69	354	-	-	179	557	300	-	1,234
ABSs - Other	-	-	-	-	76	-	-	-	76	-	3,052
December 31, 2013	52	198	105	6,391	211	987	585	10,688	952	-	37,184

For unconsolidated structured entities in which Aegon has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in unconsolidated structured entities. Aegon did not recognize other interests in unconsolidated structured entities such as commitments, guarantees, provisions, derivative instruments or other liabilities.

		Total income for the year ended December 31, 2014		December 31, 2014
2014	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	236	181	417	5,601
Commercial mortgage-backed securities	220	191	411	6,042
Asset-backed securities	47	3	50	2,647
ABSs - Other	170	547	717	4,957
Total	673	922	1,594	19,248

		Total income for the year ended December 31, 2013		December 31, 2013
2013	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	269	328	597	5,634
Commercial mortgage-backed securities	236	(165)	71	5,337
Asset-backed securities	35	3	38	1,941
ABSs - Other	175	21	195	4,041
Total	715	186	902	16,953

Aegon did not provide financial or other support to unconsolidated structured entities. Nor does Aegon have intentions to provide financial or other support to unconsolidated structured entities in which Aegon has an interest or previously had an interest.

Annual Report on Form 20-F 2014

Monoline insurers

About EUR 0.5 billion of the bonds in Aegon USA’s portfolio are insured by monoline insurers (2013: EUR 0.8 billion), of which EUR 261 million of bonds (2013: EUR 343 million) in the EUR 0.9 billion subprime portfolio (2013: EUR 1.0 billion). Expected claims against the monolines amounted to EUR 68 million (2013: EUR 98 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in Aegon USA’s portfolio that are insured by monoline insurers.

	2014		2013 1)
Bonds insured by monoline insurers	Amortized cost	Fair value	Amortized cost	Fair value
AAA	4	4	32	34
AA	9	9	16	17
< AA	497	475	703	674
At December 31	510	488	751	725
[1]	For 2013, the credit classification is restated for the change in rating methodology.

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 510 million (2013: EUR 751 million) indirect exposure on the monoline insurers, 40% relates to MBIA, 14% to AMBAC, and 36% to FSA (2013: 34% related to MBIA, 28% to AMBAC, 24% to FSA and 7% to FGIC).

At the end of 2014, Aegon USA had one indirect exposure of EUR 22 million via wrapped bonds via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are Aegon’s counterparty (2013: no indirect exposure).

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2014, and December 31, 2013:

2014	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States government	6,731	1,092	(22)	7,801	6,693	1,108
Dutch government	4,705	1,025	(1)	5,729	5,707	23
Other government	13,439	2,559	(29)	15,969	15,510	459
Mortgage-backed securities	10,017	637	(124)	10,530	8,559	1,971
Asset-backed securities	8,011	696	(123)	8,584	5,672	2,912
Corporate	47,561	5,758	(435)	52,884	46,566	6,318
Money market investments	6,799	-	-	6,799	6,799	-
Other	1,136	204	(30)	1,310	1,140	170
Total	98,399	11,971	(764)	109,606	96,646	12,960

Of which held by Aegon Americas, NL and UK	94,409	11,656	(743)	105,323	93,142	12,181

168	Notes to the consolidated financial statements of Aegon N.V. Note 4

2013	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States government	5,538	241	(257)	5,522	2,621	2,901
Dutch government	3,705	144	(25)	3,824	3,441	383
Other government	12,766	738	(232)	13,272	9,317	3,954
Mortgage-backed securities	9,433	613	(246)	9,800	6,886	2,914
Asset-backed securities	6,780	401	(162)	7,019	4,171	2,848
Corporate	45,851	3,586	(712)	48,725	38,576	10,149
Money market investments	5,524	-	-	5,524	5,524	-
Other	1,042	148	(28)	1,163	1,002	160
Total	90,638	5,873	(1,662)	94,849	71,539	23,310

Of which held by Aegon Americas, NL and UK	87,900	5,728	(1,603)	92,026	69,573	22,453

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities and money market investments in an unrealized loss position at December 31, 2014, and December 31, 2013, is presented in the following table:

	December 31, 2014		December 31, 2013
Unrealized losses - debt securities and money market investments	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage-backed securities (RMBSs)	1,249	(145)	1,842	(210)
Commercial mortgage-backed securities (CMBSs)	987	(18)	1,559	(91)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,552	(54)	1,188	(51)
ABSs - Other	980	(26)	1,037	(48)
Financial Industry - Banking	1,228	(179)	1,834	(215)
Financial Industry - Insurance	242	(15)	827	(47)
Financial Industry - Other	325	(15)	601	(37)
Industrial	3,835	(197)	5,569	(316)
Utility	239	(11)	916	(63)
Sovereign	1,375	(51)	6,920	(499)
Total held by Aegon Americas, NL and UK	12,011	(713)	22,293	(1,575)
Held by other segments	779	(21)	857	(60)
Total	12,790	(734)	23,150	(1,635)

As of December 31, 2014, there are EUR 11,452 million (December 31, 2013: EUR 5,580 million) of gross unrealized gains and EUR 713 million (December 31, 2013: EUR 1,575 million) of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. One issuer, Belfius Bank SA, represents more than 4% of the total unrealized loss position.

After a strong first half of 2014, financial and credit market conditions weakened significantly over the second half of the year. In spite of improving US economic conditions, developed-world growth remains below potential, lessening the chance for a strong recovery. European sovereign debt yields have fallen materially in anticipation of further loosening of monetary policy in the European Union. US equity markets performed well during 2014, while most global markets had relatively modest returns. The US Federal Reserve maintained a Fed Funds rate near zero, but ended purchases under its quantitative easing program. US Treasury rates fell over the course of the year. Corporate default rates have remained low due largely to readily available access to funding and strong corporate balance sheet fundamentals. However, credit spreads widened significantly during the second half of 2014, ending the year wider than beginning levels for most asset types. Commodity prices were significantly lower, led by a dramatic fall in the price of oil, due to excess supply. The decrease in US Treasury rates caused the market values of fixed income holdings to increase relative to their carrying values.

Annual Report on Form 20-F 2014

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) internationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,449 million (December 31, 2013: EUR 5,461 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 4,499 million (December 31, 2013: EUR 4,300 million) is held by Aegon Americas, EUR 932 million (December 31, 2013: EUR 1,143 million) by Aegon the Netherlands, and EUR 21 million (December 31, 2013: EUR 19 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 88 million (December 31, 2013: EUR 60 million), which are classified as fair value through profit or loss.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,564	-	-	-	-	1,564	1,615
Prime jumbo	1	1	1	14	221	238	244
Alt-A	-	-	31	3	489	523	632
Negative amortization floaters	-	-	-	15	745	760	850
Reverse mortgage RMBS	-	-	-	141	102	243	175
Subprime mortgage 1)	6	57	168	96	536	864	944
Manufactured housing 1)	-	-	1	14	21	36	37
Other housing 1)	2	-	-	-	-	2	2
At December 31, 2014	1,573	58	201	283	2,114	4,230	4,499

Of which insured	-	-	146	1	224	372	355
[1] Reported as part of asset-backed securities in the table on page 167.

AFS RMBS by quality 1)	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,326	-	-	-	-	1,326	1,357
Prime jumbo	1	1	1	15	216	233	238
Alt-A	-	-	32	3	511	546	642
Negative amortization floaters	-	-	-	15	715	730	830
Reverse mortgage RMBS	-	-	-	135	116	251	179
Subprime mortgage 2)	89	204	74	80	528	974	1,003
Manufactured housing 2)	6	9	5	13	15	47	48
Other housing 2)	2	-	-	-	-	2	2
At December 31, 2013	1,423	214	112	260	2,100	4,108	4,300

Of which insured	-	-	146	2	238	385	372
[1]	For 2013, the credit classification is restated for the change in rating methodology.
[2]	Reported as part of asset-backed securities in the table on page 168.

170	Notes to the consolidated financial statements of Aegon N.V. Note 4

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

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime jumbo, Alt-A and Negative amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 36% with a weighted average of approximately 4.8% (December 31, 2013: 4.8%), assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 86.3% (December 31, 2013: 84.3%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 54.7% (December 31, 2013: 54.5%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 15% with a weighted average of approximately 6.2% (December 31, 2013: 5.2%), assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 89.9% (December 31, 2013: 87.2%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 39% to 103%, with a weighted average of approximately 73.3% (December 31, 2013: 72.6%).

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

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 145 million (December 31, 2013: 210 million), of which EUR 142 million (December 31, 2013: EUR 190 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS was EUR 309 million (December 31, 2013: EUR 229 million), including a EUR 269 million (December 31, 2013: EUR 192 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States has continued to improve as evidenced by rising home prices and sales volume. The pace of improvement has slowed considerably in the second half of 2014, and is expected to continue to moderate in the coming years. The positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated for subprime loans but are starting to show signs of improvement for other RMBS sectors. The improving housing market and underlying loan credit performance led to credit spread tightening across the asset class during 2014.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s RMBS instruments were determined as follows:

	Level II	Level III	Total 2014	Level II	Level III	Total 2013
RMBS	4,320	264	4,584	4,089	271	4,360

Commercial mortgage-backed securities

As of December, 31, 2014, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,701 million (December 31, 2013: EUR 5,160 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,149 million (December 31, 2013: EUR 4,663 million) is held by Aegon USA, EUR 434 million (December 31, 2013: EUR 398 million) by Aegon UK and EUR 118 million (December 31, 2013: EUR 82 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

Annual Report on Form 20-F 2014

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 18 million as of December 31, 2014 (December 31, 2013: EUR 91 million). All gross unrealized losses relate to positions held by Aegon USA. The total net unrealized gain on the available-for-sale CMBS as of December 31, 2014, is EUR 275 million (December 31, 2013: EUR 162 million), of which EUR 167 million (December 31, 2013: EUR 88 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 104 million and Aegon the Netherlands at EUR 3 million. Throughout 2014, CMBS fundamentals continued to improve as the pace of credit deterioration moderated, commercial real estate valuations continued to improve and there was a greater availability of financing. Liquidity has improved within the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 29 million (December 31, 2013: EUR 38 million), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,038	548	103	119	173	4,981	5,149
At December 31, 2014	4,038	548	103	119	173	4,981	5,149

CMBS by quality 1)	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,714	343	202	135	180	4,575	4,663
At December 31, 2013	3,714	343	202	135	180	4,575	4,663
[1]	For 2013, the credit classification is restated for the change in rating methodology.

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

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2014.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s CMBS instruments were determined as follows:

	Level II	Level III	Total 2014	Level II	Level III	Total 2013
CMBS	5,119	59	5,178	4,674	28	4,702

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 7,420 million (December 31, 2013: EUR 5,837 million) of AFS ABS instruments of which EUR 2,997 million (December 31, 2013: EUR 2,592 million) is held by Aegon USA, EUR 2,300 million (December 31, 2013 : EUR 1,563 million) by Aegon the Netherlands and EUR 2,124 million (December 31, 2013: EUR 1,682 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 16 million (December 31, 2013: EUR 24 million), which are classified

172	Notes to the consolidated financial statements of Aegon N.V. Note 4 as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on AFS ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 80 million as of December 31, 2014 (December 31, 2013: EUR 99 million). Aegon USA has EUR 38 million (December 31, 2013: EUR 52 million) of this gross unrealized loss, Aegon the Netherlands EUR 41 million (December 31, 2013: EUR 40 million) and Aegon UK EUR 1 million (December 31, 2013: EUR 7 million). The stronger financial and economic conditions have helped stabilize in the US, and improve in Europe, the performance of the underlying collateral backing many of these securities. The European ABS market is well supported by the following strong technicals: the ABS purchase program from the ECB, the shortage of supply and the search for yield. The combination of these factors has led to a decrease in credit spreads over 2014. In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting wider credit spreads over the course of the year.

The breakdown by quality of the available-for-sale ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	382	36	77	42	-	536	556
Autos	220	11	15	4	-	251	252
Small business loans	-	5	23	51	114	193	187
CDOs backed by ABS, Corp. bonds, Bank loans	1,277	750	357	117	179	2,680	2,643
Other ABS	771	442	1,657	367	34	3,271	3,782
At December 31, 2014	2,650	1,243	2,129	581	327	6,931	7,420

ABS US, NL and UK 1)	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	273	9	184	55	1	522	538
Autos	266	9	32	-	-	308	311
Small business loans	-	3	19	98	98	219	211
CDOs backed by ABS, Corp. bonds, Bank loans	730	612	359	97	180	1,978	1,950
Other ABSs	490	379	1,172	332	226	2,599	2,827
At December 31, 2013	1,759	1,013	1,766	582	505	5,626	5,837
[1]	For 2013, the credit classification is restated for the change in rating methodology.

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands and Aegon UK ABS instruments were determined as follows:

	Level II	Level III	Total 2014	Level II	Level III	Total 2013
ABSs	4,467	2,969	7,436	3,604	2,257	5,861

Corporate - Financial sector

The Corporate - Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial - Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial sector – Banking sub-sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 9,458 million (December 31, 2013: EUR 8,288 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 181 million (December 31, 2013: EUR 220 million) and the net unrealized gain on these bonds amounted to EUR 489 million (December 31, 2013: EUR 226 million).

Annual Report on Form 20-F 2014

Bank regulators are implementing a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an attempt to reduce systemic risk. Many banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines. In addition, regulators and central governments are adopting new bank guidelines, which are designed to reduce systemic risk by tapping loss-absorbing capital, as needed, to recapitalize or resolve a bank without using taxpayer money. Globally, risk concentrations on bank balance sheets continue to exist, and ratings for some banks remain under pressure, but central banks are accommodative and confidence in the sector has increased materially since the financial crisis.

Within the Banking sub-sector, Aegon holds EUR 1,230 million (December 31, 2013: EUR 1,433 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 114 million (December 31, 2013 EUR 130 million).

There is one individual issuer rated below investment grade in the Banking sub-sector which has unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized loss	Rating	Aging of unrealized loss
Belfius Bank SA	Banking	74	39	BB	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 74 million as of December 31, 2014 (December 31, 2013: EUR 99 million). These below investment grade securities had gross unrealized losses of EUR 39 million as of December 31, 2014 (December 31, 2013: EUR 26 million). Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. Aegon’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2014.

Corporate - Industrial sector

The Corporate - Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Basic industry and Consumer non-cyclical sub-sectors.

The Basic industry sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products with the majority of the gross unrealized loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, ferrous metals, precious metals, iron ore and coal. Slowing economic data out of China has been the main driver of the pricing pressure for the base metals and bulk steel-making commodities as the country comprises from 40% to 60% of the demand for most of these commodities. Chemicals have been positively impacted by continued low natural gas prices within the United States, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs, increasing competition from global peers and the potential for lower margins given falling oil prices. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products, such as newsprint, remain challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2014.

The Consumer non-cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverage and pharmaceuticals. Food and beverage balance sheets continue to be solid as the slow growth environment remains in place. Modest price increases, tight cost controls and cost savings programs have helped offset continued volume weakness, but with the low hanging fruit gone mergers/acquisitions and shareholder friendly activities have increased. While showing signs of stabilization, the Pharmaceutical sector continues to deal with patent cliff issues. As drugs roll off patent, generic competition takes market share and pulls down margins. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. Merger and acquisition activity continues to be prevalent in the sector, at times resulting in additional leverage. Finally, some companies have analyzed their business models and decided to spin off business lines, in an effort to concentrate on their core competencies. In certain instances, this has resulted in smaller, less diversified companies. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2014.

174	Notes to the consolidated financial statements of Aegon N.V. Note 4

There are no individual issuers rated below investment grade in the Corporate – Industrial sector which have unrealized loss positions greater than EUR 25 million.

Corporate - Energy industry sector

The Energy Industry sector encompasses various sub-sectors including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to independent oil and gas producers, as well as oil field services and drilling. Falling oil prices, and continued low natural gas prices, have reduced cash flow for upstream oil and gas producers. Oil field service and drilling companies have been pressured by the prospect of margin pressure resulting from new capacity additions and the prospect of lower capital spending by their upstream client base. Commodity price pressure stem from strong non-OPEC supply growth, softening global demand, and shifting OPEC policy. Midstream processing and transport companies have thus far not been materially pressured by falling commodity prices, although reduced upstream capital spending would impact volume growth. Refiners have seen positive near term impacts from lower feedstock costs. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2014.

Sovereign

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2014.

There are no individual issuers rated below investment grade in the sovereign sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2014		December 31, 2013
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	674	(6)	406	(8)
Over 1 through 5 years	3,178	(136)	2,955	(100)
Over 5 through 10 years	3,891	(145)	6,196	(327)
Over 10 years	4,268	(425)	12,736	(1,140)
Total	12,011	(713)	22,293	(1,575)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2014		December 31, 2013 1)
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	1,210	(26)	6,476	(459)
AAA	1,829	(17)	2,503	(98)
AA	1,150	(25)	1,324	(53)
A	2,080	(93)	3,930	(219)
BBB	3,570	(250)	5,751	(404)
BB	1,060	(172)	1,152	(145)
B	615	(41)	624	(91)
Below B	498	(89)	533	(106)
Total	12,011	(713)	22,293	(1,575)
[1]	For 2013, the credit classification is restated for the change in rating methodology.

Annual Report on Form 20-F 2014

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	At December 31, 2014
	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,799	1,058	(104)	(58)
6 – 12 months	637	104	(21)	(9)
> 12 months	4,403	1,011	(286)	(234)
Total	9,839	2,173	(411)	(302)
	At December 31, 2013
	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	9,099	584	(301)	(29)
6 – 12 months	7,278	288	(581)	(33)
> 12 months	3,641	1,403	(356)	(275)
Total	20,018	2,275	(1,239)	(336)

The unrealized loss improved significantly during 2014 due to declining interest rates. Credit spreads widened during 2014, which partially offset this improvement.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

	2014		2013
Aging and severity unrealized losses	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	1,054	(55)	583	(27)
CV 40-70% of amortized cost	4	(3)	1	(1)
CV < 40% of amortized cost	-	-	-	(1)
0-6 months	1,058	(58)	584	(29)

CV 70-100% of amortized cost	104	(9)	275	(26)
CV 40-70% of amortized cost	-	-	12	(6)
CV < 40% of amortized cost	-	-	-	-
6-12 months	104	(9)	288	(33)

CV 70-100% of amortized cost	137	(9)	46	(4)
CV 40-70% of amortized cost	17	(14)	1	-
CV < 40% of amortized cost	-	(1)	-	-
12-24 months	154	(24)	47	(4)

CV 70-100% of amortized cost	713	(118)	1,291	(211)
CV 40-70% of amortized cost	136	(76)	59	(38)
CV < 40% of amortized cost	7	(16)	6	(22)
> 24 months	857	(210)	1,356	(270)
Total	2,173	(302)	2,275	(336)

There is one individual issuer, Belfius Bank SA, rated below investment grade that has an unrealized loss greater than EUR 25 million. This issuer has been separately disclosed above in the Corporate – Financial sector – Banking sub-sector portion of note 4.

176	Notes to the consolidated financial statements of Aegon N.V. Note 4

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the twelve months ended December 31, 2014, and December 31, 2013.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK	Gross realized gains	Gross realized losses
December 31, 2014
Debt securities	584	(124)
December 31, 2013
Debt securities	565	(148)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 - 12 months	> 12 months	Total
December 31, 2014
Debt securities	(58)	(66)	(124)
December 31, 2013
Debt securities	(92)	(56)	(148)

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended December 31, 2014, and December 31, 2013, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2014	2013
	(Impairment) / recovery	(Impairment) / recovery
Impairments:
Soundview Home Equity Loan 2006-OPT1	-	(29)
Other (none individually greater than EUR 25 million)	(36)	(102)
Subtotal	(36)	(131)

Recoveries:

Total recoveries	56	60
Sub-total	56	60
Net (impairments) and recoveries	20	(71)

Net (impairments) and recoveries

Net recoveries for the twelve months ended December 31, 2014, totaled EUR 20 million (twelve months ended December 31, 2013: EUR 71 million net impairments).

For the twelve months ended December 31, 2014, Aegon recognized EUR 56 million (twelve months ended December 31, 2013: EUR 60 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

Annual Report on Form 20-F 2014

Aegon’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. Aegon generally does not use the non-cash collateral for its own operations.

		2014				2013
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	10	53	14	77	50	37	14	101
Mortgage loans	51	4	6	61	49	7	5	60
Other loans	38	-	1	40	70	-	4	74
Accrued interest	-	3	1	4	-	-	1	1
At December 31	99	60	23	182	169	43	24	236

Impaired financial assets	Carrying amount 2014	Carrying amount 2013
Shares	132	203
Debt securities - carried at fair value	1,470	1,390
Mortgage loans	670	728
Private Loans	7	11
Other loans	4	4
Other financial assets - carried at fair value	8	16
At December 31	2,291	2,352

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 3 million of impairment charges for the twelve months ended December 31, 2014 (twelve months ended December 31, 2013: EUR 3 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of December 31, 2014, there are EUR 180 million of gross unrealized gains and EUR 12 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2013: EUR 309 million of gross unrealized gains and EUR 11 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2014
Shares	444	610	166	538	177	72	(11)
December 31, 2013
Shares	477	775	298	689	309	86	(11)

178	Notes to the consolidated financial statements of Aegon N.V. Note 4

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at December 31, 2014, and December 31, 2013 is presented in the table below.

	2014		2013
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Consumer	12	-	10	-
Financials	54	(11)	60	(11)
Funds	5	(1)	8	-
Other	-	-	8	-
Total	72	(11)	86	(11)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to their impairment in 2014 and 2013.

In million EUR	0-6 months
2014
Shares	(2)
2013
Shares	(2)

Equity market risk and other investments risk

Fluctuations in the equity, real estate and capital markets have affected Aegon’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for policyholders where funds are invested in equities, backing variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by Aegon on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees.

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2014
Equity funds	141	518	-	15	-	674
Common shares 1)	272	7	193	13	105	591
Preferred shares	254	-	-	2	-	256
Investments in real estate	721	1,069	-	2	-	1,792
Hedge funds	786	1	-	-	-	787
Other alternative investments	1,408	-	-	-	-	1,408
Other financial assets	645	-	134	8	-	786
At December 31	4,227	1,596	327	39	105	6,295
[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 1 million.

Annual Report on Form 20-F 2014

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2013
Equity funds	1,001	729	-	17	-	1,747
Common shares 1)	266	11	55	28	36	395
Preferred shares	214	-	-	-	-	214
Investments in real estate	721	810	-	1	-	1,532
Hedge funds	603	1	-	-	-	604
Other alternative investments	1,363	-	-	-	-	1,363
Other financial assets	633	-	4	26	-	663
At December 31	4,801	1,550	58	72	36	6,517
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 2 million.
Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2014 1)	Of which impaired assets
Communication	40	1	-	-	43	-
Consumer	16	2	-	-	30	2
Financials	545	5	-	2	578	1
Funds	-	146	193	22	408	124
Industries	24	1	-	1	36	-
Other	11	6	-	2	29	5
At December 31	636	161	193	28	1,123	132
[1] Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2013 1)	Of which impaired assets
Communication	34	1	-	-	36	-
Consumer	15	3	-	-	29	2
Financials	1,373	1	1	-	1,390	33
Funds	-	429	54	40	523	161
Industries	20	3	-	2	30	-
Other	13	10	-	3	29	8
At December 31	1,456	447	55	45	2,036	203
[1] Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2014	2013	2012	2011	2010
S&P 500	2,059	1,848	1,426	1,258	1,258
Nasdaq	4,736	4,177	3,020	2,605	2,653
FTSE 100	6,566	6,749	5,898	5,572	5,900
AEX	424	402	343	312	355

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

180	Notes to the consolidated financial statements of Aegon N.V. Note 4

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2014
Equity increase 10%	107	244
Equity decrease 10%	(115)	(247)
Equity increase 20%	146	413
Equity decrease 20%	(209)	(474)
2013
Equity increase 10%	186	344
Equity decrease 10%	(179)	(281)
Equity increase 20%	303	595
Equity decrease 20%	(318)	(548)

Liquidity risk

Liquidity risk is inherent in much of Aegon’s business. Each asset purchased and liability incurred has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If Aegon requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner.

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

Aegon held EUR 35,604 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2013: EUR 28,134 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 39 Borrowings, amounting to EUR 4,404 million which were unused at the end of the reporting period (2013: EUR 3,451 million).

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category ‘On demand.’ If there is a notice period, it has been assumed that notice is given immediately and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date.

To manage the liquidity risk arising from financial liabilities, Aegon holds liquid assets comprising cash and cash equivalents and investment grade investment securities for which there is an active and liquid market. These assets can be readily sold to meet liquidity requirements. For this reason, Aegon believes that it is not necessary to disclose a maturity analysis in respect of these assets to enable users to evaluate the nature and extent of liquidity risk.

Annual Report on Form 20-F 2014

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2014
Trust pass-through securities	-	8	34	42	160	244
Subordinated loans	-	28	112	140	1,134	1,414
Borrowings	-	3,684	6,472	1,884	3,527	15,568
Investment contracts 1)	8,795	2,171	2,516	1,320	1,058	15,861
Investment contracts for account of policyholders 1)	29,911	3,427	-	-	114	33,453
Other financial liabilities	10,407	3,935	162	5	24	14,532
2013
Trust pass-through securities	-	8	32	40	168	248
Subordinated loans	-	-	-	-	396	396
Borrowings	-	1,040	8,661	818	3,218	13,737
Investment contracts 1)	8,624	1,358	2,017	821	885	13,705
Investment contracts for account of policyholders 1)	24,770	3,420	-	-	31	28,221
Other financial liabilities	9,043	2,253	506	575	67	12,443

[1]	Excluding investment contracts with discretionary participating features.

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

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2014
Insurance contracts	-	4,962	20,261	21,348	117,892	164,463
Insurance contracts for account of policyholders	-	6,580	27,434	26,771	85,482	146,267
Investment contracts	-	2,367	6,581	4,154	4,756	17,858
Investment contracts for account of policyholders	289	9,948	27,591	25,372	72,461	135,661
2013
Insurance contracts	-	6,970	25,793	25,402	135,672	193,838
Insurance contracts for account of policyholders	-	5,611	24,303	22,495	71,801	124,210
Investment contracts	-	2,753	5,807	2,419	6,020	16,999
Investment contracts for account of policyholders	100	8,095	22,659	22,169	61,272	114,295

[1]	The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 36 Insurance contracts and 37 Investments contracts.

182	Notes to the consolidated financial statements of Aegon N.V. Note 5

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2014	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	17,004	10,957	20,187	45,628	93,777
Cash outflows	-	(16,832)	(11,270)	(20,123)	(41,463)	(89,689)

Net settled
Cash inflows	-	149	922	1,671	4,455	7,196
Cash outflows	-	(85)	(510)	(879)	(4,079)	(5,552)

[1]	Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2013	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	12,653	18,622	27,077	55,301	113,652
Cash outflows	-	(12,505)	(18,014)	(26,708)	(53,826)	(111,054)

Net settled
Cash inflows	-	384	1,563	3,162	5,713	10,822
Cash outflows	-	(323)	(1,164)	(2,970)	(5,323)	(9,781)

[1]	Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

5 Segment information

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

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

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Underlying earnings reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Below the items that are excluded from underlying earnings are described.

Annual Report on Form 20-F 2014

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

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8 to 10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

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

Impairment charges/reversals

Includes impairments and reversals on debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios at amortized cost and associates respectively.

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

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Aegon believes that excluding the earnings of these blocks of businesses from underlying earnings enhances the comparability from period to period of Aegon’s key earnings measure, underlying earnings. This line includes the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business and the life reinsurance business in Aegon Americas. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

184	Notes to the consolidated financial statements of Aegon N.V. Note 5

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico are reported on an underlying earnings basis.

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	1,134	558	115	196	(139)	1	1,865	(9)	1,856
Fair value items	(497)	(766)	(15)	(6)	(82)	-	(1,366)	2	(1,364)
Realized gains / (losses) on investments	85	431	164	16	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(43)	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	66	-	66
Other income / (charges)	(52)	(113)	(49)	(24)	(3)	-	(240)	22	(218)
Run-off businesses	(21)	-	-	-	-	-	(21)	-	(21)
Income / (loss) before tax	669	99	215	139	(223)	1	900	(10)	889
Income tax (expense) / benefit	(79)	(37)	(37)	(50)	60	-	(143)	10	(132)
Net income / (loss)	590	62	178	89	(164)	1	757	-	757
Inter-segment underlying earnings	(173)	(58)	(59)	272	18
Revenues
2014
Life insurance gross premiums	6,461	3,982	4,859	2,015	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	163	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	224	-	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,073	234	326	(323)	8,191	(42)	8,148
Fee and commission income	1,485	324	43	623	-	(237)	2,237	(100)	2,137
Other revenues	2	-	-	3	5	-	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	336	(637)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	292	327

Annual Report on Form 20-F 2014

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2013
Underlying earnings before tax	1,314	454	87	227	(109)	(3)	1,968	(50)	1,918
Fair value items	(980)	(41)	(16)	(21)	(61)	-	(1,118)	37	(1,082)
Realized gains / (losses) on investments	110	342	48	-	-	-	500	-	500
Impairment charges	(111)	(40)	(31)	(16)	-	-	(198)	-	(198)
Impairment reversals	67	8	-	-	-	-	75	-	75
Other income / (charges)	72	(36)	(45)	(33)	(11)	-	(52)	6	(47)
Run-off businesses	21	-	-	-	-	-	21	-	21
Income / (loss) before tax	493	687	43	158	(181)	(3)	1,197	(8)	1,189
Income tax (expense) / benefit	(86)	(166)	33	(31)	42	-	(208)	8	(200)
Net income / (loss)	407	521	76	127	(139)	(3)	989	-	989
Inter-segment underlying earnings	(173)	(54)	(59)	257	29
Revenues
2013
Life insurance gross premiums	6,187	3,515	6,537	1,349	14	(73)	17,529	(416)	17,112
Accident and health insurance	1,787	243	-	170	8	(8)	2,200	(10)	2,190
General insurance	-	487	-	194	-	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	22	(82)	20,410	(471)	19,939
Investment income	3,370	2,310	2,054	233	336	(336)	7,968	(58)	7,909
Fee and commission income	1,273	328	80	583	-	(238)	2,026	(76)	1,950
Other revenues	4	-	-	2	4	-	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	362	(656)	30,413	(608)	29,805
Inter-segment revenues	20	1	1	292	342

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2012
Underlying earnings before tax	1,294	556	90	266	(220)	(4)	1,982	(71)	1,911
Fair value items	(67)	47	(31)	(1)	(4)	-	(56)	45	(11)
Realized gains / (losses) on investments	186	138	84	10	-	-	418	3	421
Impairment charges	(181)	(37)	-	(26)	(4)	2	(246)	9	(237)
Impairment reversals	64	8	-	-	-	(2)	70	-	70
Other income / (charges)	(28)	(279)	34	113	(2)	-	(162)	(1)	(163)
Run-off businesses	14	-	-	-	-	-	14	-	14
Income / (loss) before tax	1,282	433	177	362	(230)	(4)	2,020	(15)	2,005
Income tax (expense) / benefit	(251)	(46)	(42)	(119)	71	-	(387)	15	(372)
Net income / (loss)	1,031	387	135	243	(159)	(4)	1,633	-	1,633
Inter-segment underlying earnings	(191)	(60)	(62)	286	27
Revenues
2012
Life insurance gross premiums	6,541	3,004	6,047	1,374	-	(73)	16,893	(693)	16,200
Accident and health insurance	1,833	220	-	188	5	(5)	2,241	(11)	2,230
General insurance	-	475	-	144	-	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	5	(78)	19,753	(704)	19,049
Investment income	3,654	2,273	2,337	319	374	(374)	8,583	(170)	8,413
Fee and commission income	1,177	329	133	524	-	(263)	1,900	(44)	1,856
Other revenues	5	-	-	3	5	-	13	(4)	9
Total revenues	13,210	6,301	8,517	2,552	384	(715)	30,249	(922)	29,327
Inter-segment revenues	31	2	1	310	371

186	Notes to the consolidated financial statements of Aegon N.V. Note 5

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

	Note	2014	2013	2012
Underlying earnings before tax		1,856	1,918	1,911
Fair value items		(575)	(1,110)	101
Realized gains and (losses) on financial investments	10	697	500	552
Gains and (losses) on investments in real estate	10	(4)	(49)	(9)
Fair value changes on economic hedges for which no hedge accounting is applied	10	(799)	65	(130)
Ineffective portion of hedge transactions for which hedge accounting is applied	10	43	12	10
Realized gains and (losses) on repurchased debt	10	3	-	7
DPAC / VOBA offset 1)	14	(26)	(22)	(119)
Impairment (charges)/reversals	15	(79)	(296)	(173)
Other income / (charges)	11, 12, 14, 17	(205)	149	(160)
Run-off businesses		(21)	21	15
Income before tax		889	1,189	2,005

[1]	Including a fair value adjustment of EUR 28 million (2013: EUR 1 million; 2012: EUR 9 million).

Other selected income statement items	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2014
Amortization of deferred expenses, VOBA and future servicing rights	571	53	216	94	1	936
Depreciation	28	21	17	12	-	78
Impairment charges / (reversals) on financial assets, excluding receivables	(11)	12	-	65	-	66
Impairment charges / (reversals) on non- financial assets and receivables	-	8	6	7	-	21

2013
Amortization of deferred expenses, VOBA and future servicing rights	572	58	234	143	-	1,007
Depreciation	35	20	13	14	-	82
Impairment charges / (reversals) on financial assets, excluding receivables	48	32	31	17	-	127
Impairment charges / (reversals) on non- financial assets and receivables	(5)	1	-	169	2	167

2012
Amortization of deferred expenses, VOBA and future servicing rights	720	77	244	109	-	1,150
Depreciation	31	23	10	12	11	87
Impairment charges / (reversals) on financial assets, excluding receivables	122	22	-	25	4	173
Impairment charges / (reversals) on non- financial assets and receivables	4	8	-	14	-	26

Annual Report on Form 20-F 2014

Number of employees	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2014
Number of employees - headcount	12,865	4,426	2,420	8,617	274	28,602
Of which agents	1,802	280	66	3,565	-	5,713
Of which Aegon’s share of employees in joint ventures and associates	568	-	-	1,046	-	1,614

2013
Number of employees - headcount	12,256	4,282	2,400	7,651	302	26,891
Of which agents	1,655	293	63	2,742	-	4,753
Of which Aegon’s share of employees in joint ventures and associates	441	-	-	1,021	-	1,462

2012
Number of employees - headcount	11,967	4,457	2,793	7,160	473	26,850
Of which agents	1,604	321	72	2,382	23	4,402
Of which Aegon’s share of employees in joint ventures and associates	463	-	-	1,083	-	1,546

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2014
Assets
VOBA and future servicing rights	1,361	42	375	22	-	-	1,801
Investments general account	83,519	51,463	13,208	4,806	224	(1)	153,219
Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467
Investments in joint ventures	9	789	-	670	1	-	1,468
Investments in associates	91	19	24	6	-	-	140
Deferred expenses	7,113	114	2,443	699	5	-	10,373
Assets held for sale	9,532	-	-	349	-	-	9,881
Other assets	15,045	34,581	3,290	2,996	36,443	(36,238)	56,117
Total assets	207,808	116,217	83,498	16,519	36,674	(36,249)	424,467

Liabilities
Insurance contracts general account	65,788	31,795	10,598	5,517	4	(1,776)	111,927
Insurance contracts for account of policyholders	64,139	28,569	6,804	2,739	-	-	102,250
Investment contracts general account	9,319	5,663	374	3	-	-	15,359
Investment contracts for account of policyholders	26,999	2,237	58,380	4,233	-	-	91,849
Liabilities held for sale	7,806	-	-	3	-	-	7,810
Other liabilities	16,079	43,208	2,470	1,777	8,877	(4,930)	67,480
Total liabilities	190,130	111,472	78,625	14,271	8,881	(6,706)	396,674

188	Notes to the consolidated financial statements of Aegon N.V. Note 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2013
Assets
VOBA and future servicing rights	1,559	58	369	21	-	-	2,006
Investments general account	75,780	45,478	10,743	3,396	139	(2)	135,533
Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032
Investments in joint ventures	-	819	-	607	-	-	1,426
Investments in associates	81	19	20	350	1	-	470
Deferred expenses	6,954	141	2,324	584	3	-	10,006
Other assets	14,065	16,837	2,387	2,332	29,962	(28,196)	37,387
Total assets	173,663	88,997	73,656	13,647	30,105	(28,206)	351,860

Liabilities
Insurance contracts general account	62,645	26,685	9,858	3,910	3	(1,332)	101,769
Insurance contracts for account of policyholders	52,184	25,401	4,252	2,474	-	-	84,311
Investment contracts general account	9,536	4,542	466	1	-	-	14,545
Investment contracts for account of policyholders	23,040	1,650	54,036	3,883	-	-	82,608
Other liabilities	11,820	27,368	1,625	1,499	7,379	(3,784)	45,908
Total liabilities	159,224	85,646	70,236	11,767	7,382	(5,116)	329,141

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2014
Shares	636	161	193	28	105	(1)	1,122
Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
Loans	9,187	26,618	-	487	11	-	36,303
Other financial assets	9,845	366	344	16	107	-	10,678
Investments in real estate	721	1,069	-	2	-	-	1,792
Investments general account	83,519	51,463	13,208	4,806	224	(1)	153,219

Shares	-	9,487	17,122	420	-	(10)	27,019
Debt securities	4,585	19,320	12,920	244	-	-	37,070
Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
Other financial assets	28	401	3,674	13	-	-	4,117
Investments in real estate	-	-	1,101	-	-	-	1,101
Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

Investments on balance sheet	174,658	80,672	77,367	11,777	224	(11)	344,686
Off-balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
Total revenue-generating investments	313,953	81,540	77,937	84,251	224	(11)	557,894

Investments
Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
Loans	9,187	26,618	-	487	11	-	36,303
Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
Investments in real estate	721	1,069	1,101	2	-	-	2,893
Total investments on balance sheet	174,658	80,672	77,367	11,777	224	(11)	344,686

Investments in joint ventures	9	789	-	670	1	-	1,468
Investments in associates	91	19	24	6	-	-	140
Other assets	33,050	34,737	6,108	4,067	36,448	(36,238)	78,172
Consolidated total assets	207,808	116,217	83,498	16,519	36,674	(36,249)	424,467

Annual Report on Form 20-F 2014

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2013
Shares	1,456	447	55	45	36	(2)	2,036
Bonds	57,125	19,095	10,479	2,812	-	-	89,511
Loans	8,192	24,832	1	508	-	-	33,533
Other financial assets	8,286	293	208	30	103	-	8,920
Investments in real estate	721	810	-	1	-	-	1,532
Investments general account	75,780	45,478	10,743	3,396	139	(2)	135,533

Shares	1,309	8,450	15,375	297	-	(8)	25,423
Bonds	4,844	16,791	11,590	307	-	-	33,531
Unconsolidated investment funds	68,905	-	26,173	5,744	-	-	100,822
Other financial assets	167	405	3,680	9	-	-	4,261
Investments in real estate	-	-	996	-	-	-	996
Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032

Investments on balance sheet	151,004	71,123	68,556	9,754	139	(10)	300,566
Off-balance sheet investments third parties	112,611	994	287	60,951	-	-	174,843
Total revenue-generating investments	263,616	72,117	68,843	70,705	139	(10)	475,409

Investments
Available-for-sale	62,661	19,452	10,687	2,827	8	-	95,635
Loans	8,192	24,832	1	508	-	-	33,533
Financial assets at fair value through profit or loss	79,430	26,029	56,872	6,418	131	(10)	168,870
Investments in real estate	721	810	996	1	-	-	2,528
Total investments on balance sheet	151,004	71,123	68,556	9,754	139	(10)	300,566

Investments in joint ventures	-	819	-	607	-	-	1,426
Investments in associates	81	19	20	350	1	-	470
Other assets	22,577	17,036	5,080	2,936	29,962	(28,196)	49,399
Consolidated total assets	173,663	88,997	73,656	13,647	30,102	(28,206)	351,860
6 Premium income and premiums paid to reinsurers

	Gross	Reinsurance
2014
Life	16,896	2,701
Non-life	2,968	310
Total	19,864	3,011

2013
Life	17,112	2,756
Non-life	2,827	351
Total	19,939	3,108

2012
Life	16,200	3,298
Non-life	2,849	404
Total	19,049	3,702

190	Notes to the consolidated financial statements of Aegon N.V. Note 7

7 Investment income

	2014	2013	2012
Interest income	6,759	6,842	7,322
Dividend income	1,265	957	978
Rental income	124	110	113
Total investment income	8,148	7,909	8,413

Investment income related to general account	5,717	5,632	5,905
Investment income for account of policyholders	2,431	2,277	2,508
Total	8,148	7,909	8,413

Included in interest income is EUR 265 million (2013: EUR 238 million; 2012: EUR 197 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,498 million (2013: EUR 5,437 million; 2012: EUR 5,633 million).

Total investment income from:	2014	2013	2012
Shares	1,265	957	978
Debt securities and money market instruments	5,067	5,248	5,676
Loans	1,674	1,605	1,561
Real estate	124	110	113
Other	19	(11)	85
Total	8,148	7,909	8,413

Investment income from financial assets held for general account:	2014	2013	2012
Available-for-sale	3,889	3,917	4,127
Loans	1,674	1,605	1,561
Financial assets designated at fair value through profit or loss	127	123	139
Real estate	54	52	48
Derivatives	(19)	(26)	28
Other	(8)	(39)	2
Total	5,717	5,632	5,905

8 Fee and commission income

	2014	2013	2012
Fee income from asset management	1,406	1,188	1,063
Sales commissions	374	356	394
Commissions from intermediary activities	186	192	195
Other	172	214	204
Total fee and commission income	2,137	1,950	1,856

Included in fee and commission income is EUR 35 million of fees on trust and fiduciary activities (2013: EUR 40 million; 2012: EUR 34 million).

9 Income from reinsurance ceded

	2014	2013	2012
Recovered claims and benefits	2,604	2,408	4,175
Change in technical provisions	98	170	(357)
Commissions	205	260	278
Total	2,906	2,838	4,096

Annual Report on Form 20-F 2014

Recovered claims and benefits in 2012 included higher reinsurance income following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. The divestment was completed August 9, 2011, but most of the associated transfers took place in 2012. As a result of novations of policies to SCOR, the 2013 Income from reinsurance ceded declined compared to 2012.

10 Results from financial transactions

Results from financial transactions comprise:	2014	2013	2012
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	192	370	409
Realized gains and losses on financial investments	697	500	552
Gains and (losses) on investments in real estate	(4)	(49)	(9)
Net fair value change of derivatives	1,062	(1,011)	275
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	11,226	15,571	11,851
Net fair value change on investments in real estate for account of policyholders	53	(12)	(46)
Net foreign currency gains and (losses)	(21)	9	17
Net fair value change on borrowings and other financial liabilities	5	16	(48)
Realized gains and (losses) on repurchased debt	3	-	7
Total	13,213	15,393	13,008

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2014	2013	2012
Shares	100	180	76
Debt securities and money market investments	31	(11)	60
Other	61	201	273
Total	192	370	409

Other mainly includes net fair value changes of alternative investments.

Realized gains and losses on financial investments comprise:	2014	2013	2012
Shares	197	43	37
Debt securities and money market investments	463	414	495
Loans	35	48	45
Other	2	(6)	(25)
Total	697	500	552

Realized gains and losses on financial investments comprise:	2014	2013	2012
Available-for-sale investments	662	451	507
Loans	35	48	45
Total	697	500	552

Net fair value change of derivatives comprise:	2014	2013	2012
Net fair value change on free-standing derivatives	3,891	(1,231)	457
Net fair value change on embedded derivatives	(2,073)	143	(62)
Ineffective portion of hedge transactions to which hedge accounting is applied	43	12	9
Fair value changes on economic hedges for which no hedge accounting is applied	(799)	65	(130)
Total	1,062	(1,011)	275

192	Notes to the consolidated financial statements of Aegon N.V. Note 11

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2014	2013	2012
Fair value change on hedging instruments in a fair value hedge	(120)	52	(14)
Fair value change on hedged items in a fair value hedge	165	(39)	28
Ineffectiveness fair value hedge	45	13	14
Ineffectiveness cash flow hedges	(2)	(1)	(5)
Total	43	12	9

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2014	2013	2012
Shares	1,349	3,857	2,688
Debt securities and money market investments	3,744	(1,090)	1,636
Separate accounts and unconsolidated investment funds	5,625	13,002	7,867
Derivatives	507	(198)	(340)
Other	2	-	-
Total	11,226	15,571	11,851

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by claims and benefits paid to policyholders and is reported in note 12 Policyholder claims and benefits.

11 Other income

	2014	2013	2012
Other income	61	393	149

Other income in 2014 mainly reflects the release of EUR 23 million regarding the earn out provision of Liberbank in Spain and the guarantee fund payments release of EUR 14 million related to the sale of sovereign assets in Poland to the state, following pension legislation changes introduced in 2013.

Other income in 2013 mainly reflected two reinsurance recapture transactions totaling EUR 200 million and book gains totaling EUR 176 million related to the sale of joint ventures with Unnim and CAM. The book gain of Unnim of EUR 102 million included an amount of EUR 26 million which was recycled from equity through profit and loss. The net gain of EUR 74 million related to the sale of CAM included a negative amount of EUR 44 million which was recycled from equity through profit and loss.

Other income is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.4 Segment reporting).

12 Policyholder claims and benefits

	2014	2013	2012
Claims and benefits paid to policyholders	17,579	20,204	20,559
Gains / (losses) on separate accounts	4,368	10,178	6,240
Change in valuation of liabilities for insurance and investment contracts	14,267	7,306	7,676
Total	36,214	37,688	34,475

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits fluctuate mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in note 10 Results from financial transactions.

The change in valuation of liabilities for insurance and investment contracts include a loss of EUR 150 million regarding fair value movements of guarantees (2013: loss of EUR 143 million, 2012: gain of EUR 141 million) and a gain of EUR 40 million related to policyholder tax and other technical results (2013: loss of EUR 3 million, 2012: loss of EUR 230 million) that are classified for segment reporting purposes as non-underlying earnings.

Annual Report on Form 20-F 2014

In 2012, Aegon decided to bring forward the measures, as Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance, to reduce future costs for its customers with unit-linked insurance policies in the Netherlands. This decision has led to an increase in the technical provisions (which is included in the Change in valuation of liabilities for insurance and investment contracts line in the table above) by EUR 265 million. Refer to note 48 Commitments and contingencies for more details.

13 Profit sharing and rebates

	2014	2013	2012
Surplus interest bonuses	2	4	6
Profit appropriated to policyholders	15	24	27
Total	17	28	33
14 Commissions and expenses
	2014	2013	2012
Commissions	2,992	2,797	2,744
Employee expenses	2,067	2,060	2,002
Administration expenses	1,127	1,103	1,052
Deferred expenses	(1,465)	(1,311)	(1,338)
Amortization of deferred expenses	796	899	983
Amortization of VOBA and future servicing rights	140	108	167
Total	5,656	5,656	5,609

Included in administration expenses is an amount of EUR 78 million of depreciation that relates to equipment, software and real estate held for own use (2013: EUR 82 million; 2012: EUR 87 million). Minimum lease payments recognized as expense amounted to EUR 6 million (2013: EUR 12 million; 2012: EUR 15 million).

Within employee and administration expenses is an amount of EUR 134 million relating to restructuring charges that is classified as non-underlying earnings for segment reporting purposes (2013: EUR 107 million; 2012: EUR 27 million).

Amortization of deferred expenses included a charge of EUR 22 million (2013: charge EUR 35 million, 2012: charge EUR 105 million), which is classified as non-underlying earnings for segment reporting purposes. This is offset against realized gains and losses and impairments on financial investments.

Amortization of VOBA and future servicing rights include a charge of EUR 4 million (2013: gain EUR 13 million; 2012: charge EUR 14 million) that is classified as non-underlying earnings for segment reporting purposes.

Employee expenses	2014	2013	2012
Salaries	1,295	1,286	1,276
Post-employment benefit costs	272	292	266
Social security charges	129	133	134
Other personnel costs	337	309	294
Shares, share appreciation rights, share options and LTIP	33	41	32
Total	2,067	2,060	2,002

An amount of EUR 43 million is included in employee expenses relating to defined contributions (2013: EUR 39 million; 2012: EUR 30 million).

Long-term incentive plans

Senior managers within Aegon, not classified as ‘Identified Staff’, have been granted the conditional right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were conditionally granted at the beginning of the year at the average share price on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. Following the performance year, shares are allocated based on actual performance. A vesting period of two years applies after which the shares are transferred to the individual employees. Ex-post assessment is not applicable to this group of employees.

194	Notes to the consolidated financial statements of Aegon N.V. Note 14

Variable compensation Identified Staff

Members of the Executive Board and the Management Board as well as other selected jobholders have been defined as ‘Identified Staff’ in accordance with new rules, guidelines and interpretations. Of these, the Capital Requirements Directive IV (CRD IV) remuneration principles, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors (CEBS) and the 2014 Decree on Sound Remuneration Policy by De Nederlandsche Bank (Regeling beheerst beloningsbeleid WFt 2014 - Rbb) are prominent examples. The rules have been adopted in Aegon’s Global Remuneration Framework for Identified Staff. After the performance period, and based on the framework, variable compensation is partially made available and partly deferred. Variable compensation is paid in both cash and in Aegon N.V. shares. The shares were conditionally granted at the beginning of the year at the average share price on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The performance indicators apply over a performance period of one year and consist of Group and/or reporting unit targets (both financial and non-financial) set by the Supervisory Board or the local remuneration committees and personal/strategic targets. For members of the Executive Board and the Management Board all variable compensation has vested after three years following the performance period. At vesting, the variable compensation is transferred to the individual employees. Additional holding periods may apply for vested shares. Members of the Executive Board and the members of the Management Board who are based in the Netherlands are not entitled to execute any transactions regarding the shares for a period of three years following vesting (with the exception of shares sold to meet income tax obligations).

In compliance with regulations under Dutch law, no transactions regarding the shares can be exercised in blackout periods.

In 2014, 5,306,037 shares were conditionally granted (at target performance level) to participants in the 2014 Long Term Incentive Plan and the 2014 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 6.739.

Following the 2013 performance year 8,536,076 shares were allocated to participants in the 2013 Long Term Incentive Plan and the 2013 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 4.917. As per December 31, 2014 420,597 shares had vested. Additional holding periods of up to three years may apply to vested shares. 8,048,319 shares are unvested and will vest in future years.

Following the 2012 performance year, 13,392,200 shares were allocated to participants in the 2012 Long Term Incentive Plan and the 2012 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 3.126. As per December 31, 2014, 930,391 shares had vested. Additional holding periods of up to three years may apply. 12,297,441 shares are unvested and will vest in future years.

Following the 2011 performance year, 6,441,488 shares were allocated to participants in the 2011 Long Term Incentive Plan and the 2011 Variable Compensation Plan for Identified Staff. The shares were granted using the share price of EUR 4.727. As per December 31, 2014, 4,490,961 shares had vested. Additional holding periods of up to three years may apply. 1,875,439 shares are unvested and will vest in future years.

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

Share appreciation rights and share options

Senior executives of Aegon companies, as well as other Aegon employees, have been offered both share appreciation rights (SARs) and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2006 - 2008 vest after three years and can only be exercised during the four years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, while stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

After 2008, no share options or share appreciation rights were granted.

Annual Report on Form 20-F 2014

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

Share appreciation rights

The following tables present the movements in number of SARs outstanding, as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2013	436,000	12.19	1.31	-
Forfeited	(126,800)	13.78
Expired	(21,300)	14.00
Outstanding at December 31, 2013	287,900	11.35	0.81	-
Forfeited	(9,000)	9.94
Expired	(113,700)	14.98
Outstanding at December 31, 2014	165,200	8.93	0.21	-
Exercisable at December 31, 2014	165,200	8.93	0.21	-

SARs	Original number granted	Outstanding January 1, 2014	Outstanding December 31, 2014	Exercise price in EUR	Exercise period
2007	309,500	115,200	-	14.98	until March 13, 2014
2008	300,300	172,700	165,200	8.93	until March 11, 2015
Total	609,800	287,900	165,200

Refer to note 47 Fair value for a further description of the method used to estimate the fair value and a description of the significant assumptions. The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model.

The liability related to SARs is valued at fair value at each balance sheet date. There were no costs related to the share appreciation rights in 2014 (2013: nil; 2012: nil).

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2013	13,922,977	12.09	1.31	-
Forfeited/Cancelled	(1,034,306)	11.66
Expired	(4,392,903)	14.00
Outstanding at December 31, 2013	8,495,768	11.15	0.84	-
Forfeited/Cancelled	(571,228)	9.96
Expired	(3,024,454)	14.97
Outstanding at December 31, 2014	4,900,086	8.93	0.21	-
Exercisable at December 31, 2014	4,900,086	8.93	0.21	-

Share options	Original number granted	Outstanding January 1, 2014	Outstanding December 31, 2014	Exercise price in EUR	Exercise period
2007	9,522,200	3,118,054	-	14.98	until March 13, 2014
2008	10,269,900	5,377,714	4,900,086	8.93	until March 11, 2015
Total	19,792,100	8,495,768	4,900,086

196	Notes to the consolidated financial statements of Aegon N.V. Note 15

The costs related to the share options amount to EUR nil million (2013: EUR 1 million; 2012: EUR 2 million) and are recognized in the income statement as part of Commissions and expenses.

Share appreciation rights and share options

No SARs and share options were granted after 2008. With regard to the SARs and options granted before 2009, no share options were exercised and no SARs were paid during 2012, 2013, and 2014. Similarly, no cash is received from exercise of share options during 2012, 2013, and 2014.

The exposure from the issued SARs and share options is economically hedged by part of the position in treasury shares. There have been no modifications to the plans during the financial year.

Refer to note 53 Related party transactions for detailed information on conditional shares and share options granted to the Executive Board.

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2014	2013	2012
Impairment charges on financial assets, excluding receivables 1)	132	203	243
Impairment reversals on financial assets, excluding receivables 1)	(66)	(77)	(70)
Impairment charges and reversals on non-financial assets and receivables 2)	21	167	26
Total	87	294	199

[1]	Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from Underlying earnings before tax for segment reporting (refer to note 5 Segment information).
[2]	Of impairment charges on non-financial assets and receivables EUR 13 million is excluded from underlying earnings before tax for segment reporting (refer to note 5 Segment information) (2013: EUR 170 million and 2012: nil).

In 2013, impairment charges on non-financial assets and receivables included the impairment on goodwill and future servicing rights on the Polish pension business totaling EUR 163 million. Refer to note 21 Intangible assets for more details.

Impairment charges on financial assets, excluding receivables, from:	2014	2013	2012
Shares	5	3	8
Debt securities and money market instruments	36	131	153
Loans	68	67	80
Investments in associates	-	1	1
Investments in joint ventures	23	-	-
Other	-	-	1
Total	132	203	243

Impairment reversals on financial assets, excluding receivables, from:	2014	2013	2012
Debt securities and money market instruments	(56)	(61)	(54)
Loans	(10)	(15)	(16)
Total	(66)	(77)	(70)

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

16 Interest charges and related fees

	2014	2013	2012
Subordinated loans	23	3	3
Trust pass-through securities	7	8	8
Borrowings	290	321	416
Other	51	22	92
Total	371	355	519

Annual Report on Form 20-F 2014

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 242 million (2013: EUR 239 million; 2012: EUR 392 million).

There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

17 Other charges

	2014	2013	2012
Other charges	172	134	52

Other charges of EUR 172 million in 2014 mainly include EUR 95 million related to the settlement with Optas (refer to note 48 Commitments and contingencies), EUR 29 million related to provision for the modification of unit-linked policies in Poland, EUR 23 million related to a provision for the closed block of European direct marketing activities and EUR 15 million related to the reduction of the carrying amount of non-current financial assets related to the sale of the Canada operations, subject to regulatory approval.

Other charges of EUR 134 million in 2013 mainly included EUR 71 million related to an increase in reserves in connection with the company’s use of the Social Security Administration’s death master-file in the United States. Additionally, it included a loss of EUR 22 million related to the sale of national independent financial advisor Positive Solutions in the United Kingdom.

Other charges in 2012 mainly include a charge of EUR 26 million related to a settlement following the termination of a bank-owned life insurance contract in the United States and a charge of EUR 16 million related to the annual bank tax by the Hungarian Government.

Other charges is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.4 Segment reporting).

18 Income tax

	Note	2014	2013	2012
Current tax
Current year		66	374	221
Adjustments to prior years		38	(479)	79
		104	(105)	300
Deferred tax	43
Origination / (reversal) of temporary differences		114	(187)	174
Changes in tax rates / bases		(12)	(54)	(47)
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(63)	1	(3)
Non-recognition of deferred tax assets		17	65	51
Adjustments to prior years		(28)	479	(103)
		28	304	72
Income tax for the period (income) / charge		132	200	372

198	Notes to the consolidated financial statements of Aegon N.V. Note 18

Adjustments to prior years include shifts between current and deferred tax. In 2013 the shift between current and deferred tax is mainly caused by an agreement with tax authorities, resulting in an increased current tax receivable and a decreased deferred tax asset.

Reconciliation between standard and effective income tax:	2014	2013	2012
Income before tax	889	1,189	2,005
Income tax calculated using weighted average applicable statutory rates	265	360	616

Difference due to the effects of:
Non-taxable income	(109)	(129)	(85)
Non-tax deductible expenses	52	33	13
Changes in tax rate/base	(12)	(54)	(47)
Different tax rates on overseas earnings	(22)	(14)	(39)
Tax credits	(35)	(56)	(69)
Other taxes	43	20	18
Adjustments to prior years	10	-	(24)
Origination and change in contingencies	5	-	3
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	(63)	1	(3)
Non-recognition of deferred tax assets	17	65	51
Tax effect of (profit) / losses from joint ventures and associates	(8)	(5)	(7)
Other	(11)	(21)	(55)
	(132)	(160)	(244)
Income tax for the period (income) / charge	132	200	372

The weighted average applicable statutory tax rate for 2014 is 29.8% (2013: 30.2%; 2012: 30.7%). The marginal decrease in weighted average applicable statutory tax rate compared to the prior year is primarily caused by an increase in profits in lower taxed countries.

In the UK, the corporate income tax rate decreased from 23% in 2013 to 21% as from April 1, 2014, and will further decrease to 20% as from April 1, 2015. A beneficial impact of these changes is reflected in the change in tax rate/base which is partly offset by the effects of the decreasing corporate income tax rate in Spain on the deferred tax asset. In Spain the corporate income tax rate will decrease from 30% to 28% as from 2015 and will further decrease to 25% as from 2016.

In 2014, Other mainly consists of tax effects of the UK life company that have no direct correlation to the IFRS result and also consists of the effect of the various tax rates, other than the statutory tax rate, that are applicable to income of the UK life company.

Annual Report on Form 20-F 2014

The following table presents income tax related to components of other comprehensive income.

	2014	2013	2012
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use	(2)	1	1
Remeasurements of defined benefit plans	335	(202)	37
	333	(201)	38

Items that may be reclassified subsequently to profit and loss:
Gains / losses on revaluation of available-for-sale investments	(1,752)	1,013	(1,199)
Gains / losses transferred to the income statement on disposal and impairment of available-for-sale investments	148	69	117
Changes in cash flow hedging reserve	(364)	192	27
Movement in foreign currency translation and net foreign investment hedging reserve	(50)	21	3
Other	-	-	(6)
	(2,018)	1,295	(1,058)
Total income tax related to components of other comprehensive income	(1,685)	1,094	(1,020)

19 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared, coupons on perpetual securities and non-cumulative subordinated notes, and coupons and premium on convertible core capital securities by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (refer to note 32.1 Share capital – par value and 32.3 Treasury shares respectively).

	2014	2013	2012
Net income / (loss) attributable to equity holders	756	986	1,632
Dividends on preferred shares	-	(83)	(59)
Coupons on perpetual securities	(128)	(146)	(172)
Coupons on non-cumulative subordinated notes	(24)	(21)	(23)
Net income / (loss) attributable to equity holders for basic earnings per share calculation	605	736	1,378
Net income / (loss) attributable to common shareholders	600	733	1,378
Net income / (loss) attributable to common shareholders B	4	3	-

Weighted average number of common shares outstanding (in million)	2,094	2,035	1,907

Weighted average number of common shares B outstanding (in million)	580	366	-

Basic earnings per common share (EUR per share)	0.29	0.36	0.72
Basic earnings per common share B (EUR per share)	0.01	0.01	-

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. For the purpose of calculating diluted earnings per share, Aegon assumes that all dilutive share options have been exercised at the exercise price, or adjusted exercise price if necessary. A share option is considered dilutive if the exercise price was lower than the average market price for the period. The assumed proceeds from the exercise of share options are regarded as having been received from the issue of common shares at the average market price of the Aegon N.V. share during the year. The difference between the number of dilutive options considered exercised and the number of common shares that would have been issued at the average market price has been treated as an issue of common shares for no consideration.

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to 4,900,086 (2013: 8,495,768; 2012: 13,922,977). In 2014, 2013 and 2012, the average share price did not exceed the exercise prices in these option contracts. The exercise price of the share options outstanding at year end 2014 is EUR 8.93. Aegon has no share options on common shares B.

200	Notes to the consolidated financial statements of Aegon N.V. Note 20

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no share options considered dilutive as mentioned above.

20 Dividend per common share

It will be proposed to the Annual General Meeting of Shareholders on May 20, 2015, absent unforeseen circumstances, to pay a dividend for the year 2014 of EUR 0.23 per common share. After taking into account the interim dividend 2014 of EUR 0.11 per common share, this will result in a final dividend of EUR 0.12 per common share. Proposed dividend for the year and proposed final dividend 2014 per common share B are EUR 0.00575 and EUR 0.003 respectively.

The interim dividend 2014 was paid in cash or stock at the election of the shareholder. The stock dividend amounted to one new Aegon common share for every 58 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 19, 2014. The interim dividend 2014 for common shares B amounted to 1/40th of the dividend paid on common shares.

Approximately 55% of holders of common shares elected to receive the cash dividend. The remaining 45% have opted for stock dividend. Aegon repurchased common shares to neutralize the dilutive effect of the 2014 interim dividend paid in shares.

Aegon executed a program to repurchase 16,319,939 common shares. Between September 17, 2014, and October 15, 2014, these common shares were repurchased at an average price of EUR 6.4900 per share. These shares are held as treasury shares and will be used to cover future stock dividends.

Final dividend 2013

The Annual General Meeting of Shareholders on May 21, 2014, approved a final dividend over 2013 payable in either cash or stock related to the second half of 2013, paid in the first half of 2014. The cash dividend amounted to EUR 0.11 per common share, the stock dividend amounted to one new Aegon common share for every 59 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares.

Approximately 60% of holders of commons shares elected to receive the cash dividend. The remaining 40% opted for stock dividend. To neutralize the dilutive effect of the 2013 final dividend paid in shares, Aegon executed a program to repurchase 14,488,648 common shares. Between June 20, 2014, and July 17, 2014, these common shares were repurchased at an average price of EUR 6.4300 per share.

Interim dividend 2013

The interim dividend 2013 on common shares was paid in cash or stock at the election of the shareholder. Stock dividend amounted to one new Aegon common share for every 50 common shares held. The stock dividend and cash dividend were approximately equal in value. The interim dividend was payable as of September 13, 2013. The interim dividend 2013 for common shares B was fully paid in cash.

Approximately 55% of holders of common shares elected to receive the cash dividend. The remaining 45% have opted for stock dividend. Aegon repurchased common shares to neutralize the dilutive effect of the 2013 interim dividend paid in shares. Between September 17, 2013, and October 14, 2013, 19,047,358 common shares were repurchased under the share buyback program, at an average price of EUR 5.6233 per share.

Final dividend 2012

The Annual General Meeting of Shareholders on May 15, 2013, approved a final dividend of EUR 0.21 per common share over 2012, payable in either cash or stock. Related to the second half of 2012, paid in the first half of 2013, the cash dividend amounted to EUR 0.11 per common share, and the stock dividend amounted to one new Aegon common share for every 47 common shares held. The stock dividend and cash dividend were approximately equal in value. Aegon did not have common shares B during 2012.

Annual Report on Form 20-F 2014

21 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2013	266	1,798	383	50	9	2,506

At December 31, 2013	211	1,768	239	50	4	2,272
At December 31, 2014	216	1,546	255	50	5	2,073
Cost
At January 1, 2014	388	6,758	596	278	69	8,090
Additions	-	1	4	23	2	30
Acquisitions through business combinations	2	-	-	-	-	2
Capitalized subsequent expenditure	-	-	-	2	-	2
Disposals	-	-	-	(5)	-	(5)
Net exchange differences	28	793	57	12	9	899
Transfers to disposal groups	-	(795)	-	-	-	(795)
Other movements	(5)	(2)	-	26	-	19
At December 31, 2014	412	6,757	657	336	80	8,242
Accumulated amortization, depreciation and impairment losses
At January 1, 2014	177	4,991	358	228	66	5,819
Amortization through income statement	-	123	17	24	-	164
Shadow accounting adjustments	-	72	-	-	-	72
Disposals	-	-	-	(5)	-	(5)
Impairment losses	14	2	-	-	-	15
Net exchange differences	10	618	27	11	9	675
Transfers to disposal groups	-	(592)	-	-	-	(592)
Other movements	(4)	(2)	-	28	-	22
At December 31, 2014	197	5,211	402	285	75	6,169

Cost
At January 1, 2013	393	7,085	621	266	80	8,445
Additions	-	4	-	20	-	24
Acquisitions through business combinations	12	3	-	-	-	15
Capitalized subsequent expenditure	-	-	-	2	-	2
Disposals	-	-	(1)	(2)	-	(3)
Disposal of a business	-	-	-	(1)	(8)	(9)
Net exchange differences	(17)	(334)	(23)	(9)	(3)	(385)
Other movements	-	-	-	1	-	2
At December 31, 2013	388	6,758	596	278	69	8,090
Accumulated amortization, depreciation and impairment losses
At January 1, 2013	127	5,287	238	216	71	5,939
Amortization through income statement	-	103	19	15	1	139
Shadow accounting adjustments	-	(152)	-	-	-	(152)
Disposals	-	-	-	(2)	-	(2)
Disposal of a business	-	-	-	(1)	(4)	(5)
Impairment losses	53	-	110	4	1	168
Net exchange differences	(4)	(248)	(9)	(6)	(3)	(270)
Other movements	-	-	-	2	-	1
At December 31, 2013	177	4,991	358	228	66	5,819

202	Notes to the consolidated financial statements of Aegon N.V. Note 21

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 10 years (2013: 11 years). Future servicing rights are amortized over an average period up to 30 years, of which 9 remains at December 31, 2014 (2013: 9 years). Software is generally depreciated over an average period of 5 years. At December 31, 2014, the remaining average amortization period was 3 years (2013: 4 years).

During 2013, the Polish government enacted into legislation its pension reform proposal. The outcome adversely impacted Aegon’s Polish pension business growth and profitability from current in-force business. As a result, Aegon impaired intangibles, in 2013, related to this business: goodwill (EUR 53 million); future servicing rights (EUR 110 million); and DPAC write-offs (EUR 29 million). The DPAC write-offs are included in note 28 Deferred expenses.

Goodwill

The goodwill balance has been allocated across the cash-generating units which are expected to benefit from the synergies inherent in the goodwill. Goodwill is tested for impairment both annually and when there are specific indicators of a potential impairment. The recoverable amount is the higher of the value in use and fair value less costs of disposal for a cash-generating unit. The operating assumptions used in all the calculations are best estimate assumptions and based on historical data where available.

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

	2014	2013
Americas
- USA	121	107
New Markets
- Central & Eastern Europe	41	48
- Other New Markets	31	27
Other	22	29
At December 31	216	211

Goodwill in Aegon USA is allocated to its divisions. Value in use calculations of Aegon USA have been actuarially determined based on business plans covering a period of typically five years and pre-tax risk adjusted discount rates. The value in use test in the USA for the Individual Savings & Retirement cash-generating unit (EUR 120 million; 2013: EUR 106 million) assumes business plans covering a period of five years further extrapolated to ten years where the new business levels for years 6-10 assumed a 5% growth rate (2013: 5%) and pre-tax risk adjusted discount rate of 17% (2013: 17%).

To determine the recoverable amounts of the cash generating units of Aegon Central & Eastern Europe (CEE), value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically 3 years further extrapolated to 20 years where the new business levels for years 4-20 assumed a growth rate based on the business plan of the third year, prudentially decreased by 15%-20% in average. Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of 9.0%-16.2% (2013: 9.2%-15.9%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

Annual Report on Form 20-F 2014

VOBA

The movement in VOBA over 2014 can be summarized and compared to 2013 as follows:

	2014	2013
At January 1	1,768	1,798
Additions	1	7
Amortization / depreciation through income statement	(123)	(103)
Shadow accounting adjustments	(72)	152
Impairment losses	(2)	-
Net exchange differences	176	(85)
Transfers to disposal groups	(203)	-
At December 31	1,546	1,768

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2014
Life	909	-	-	10	919
Individual savings and retirement products	179	-	-	-	179
Pensions	11	31	373	-	415
Distribution	-	11	-	-	11
Run-off businesses	22	-	-	-	22
Total VOBA	1,121	42	373	10	1,546

2013
Life	1,131	1	-	12	1,144
Individual savings and retirement products	157	-	-	-	157
Pensions	11	36	366	-	414
Distribution	-	21	-	-	21
Run-off businesses	32	-	-	-	32
Total VOBA	1,332	58	366	12	1,768

22 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2014	2013
Available-for-sale (AFS)		110,229	95,635
Loans		36,303	33,533
Financial assets at fair value through profit or loss (FVTPL) 1)		4,895	4,833
Total financial assets, excluding derivatives	22.1	151,427	134,001
Investments in real estate	22.2	1,792	1,532
Total investments for general account		153,219	135,533
[1] Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

204	Notes to the consolidated financial statements of Aegon N.V. Note 21

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2014
Shares	623	499	-	1,122	1,122
Debt securities	101,497	1,826	-	103,324	103,324
Money market and other short-term investments	6,799	500	-	7,299	7,299
Mortgage loans	-	-	31,729	31,729	36,692
Private loans	-	-	2,058	2,058	2,454
Deposits with financial institutions	-	-	349	349	349
Policy loans	-	-	2,028	2,028	2,028
Other	1,310	2,070	139	3,519	3,519
At December 31, 2014	110,229	4,895	36,303	151,427	156,785

2013
Shares	787	1,250	-	2,036	2,036
Debt securities	88,162	1,350	-	89,511	89,511
Money market and other short-term investments	5,524	449	-	5,974	5,974
Mortgage loans	-	-	29,369	29,369	32,869
Private loans	-	-	1,783	1,783	1,888
Deposits with financial institutions	-	-	292	292	292
Policy loans	-	-	1,955	1,955	1,955
Other	1,163	1,784	135	3,082	3,082
At December 31, 2013	95,635	4,833	33,533	134,001	137,607

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 13,998 million is current (2013: EUR 10,892 million).

Refer to note 47 Fair value for information on fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2014	2013
At January 1	(240)	(223)
Addition charged to income statement	(68)	(67)
Reversal to income statement	10	15
Amounts written off	46	33
Net exchange differences	3	3
At December 31	(249)	(240)

Refer to note 49 Transfer of financial assets for a discussion of collateral received and paid.

22.2 Investments in real estate

	2014	2013
At January 1	1,532	1,627
Additions	369	9
Subsequent expenditure capitalized	7	12
Transfers from other headings	18	79
Disposals	(224)	(105)
Fair value gains / (losses)	(4)	(49)
Other	3	(8)
Net exchange differences	91	(33)
At December 31	1,792	1,532

Annual Report on Form 20-F 2014

In 2014, 78% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2013: 77%), of which 100% was performed by independent external appraisers (2013: 99%).

Aegon USA has entered into a commercial property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms up to 20 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

Aegon the Netherlands has entered into long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 48 Commitments and contingencies for a description of non-cancellable lease rights.

Rental income of EUR 54 million (2013: EUR 52 million; 2012: EUR 48 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 72 million (2013: EUR 80 million; 2012: EUR 74 million). In 2014, EUR 11 million of direct operating expenses is related to investment properties that did not generate rental income during the period (2013: nil; 2012: EUR 6 million).

Transfers from other headings mainly reflect the properties that were foreclosed during the year. The associated mortgage loans were previously reported as part of investments.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

23 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2014	2013
Shares		27,019	25,423
Debt securities		37,070	33,531
Money market and other short-term investments		795	850
Deposits with financial institutions		2,908	3,006
Unconsolidated investment funds		122,159	100,822
Other		415	404
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives 1)		190,366	164,037

Investments in real estate	23.1	1,101	996
Total investments for account of policyholders		191,467	165,032

[1]	Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

23.1 Investments in real estate for account of policyholders

	2014	2013
At January 1	996	1,008
Additions	56	178
Subsequent expenditure capitalized	10	27
Disposals	(86)	(180)
Fair value gains / (losses)	53	(12)
Net exchange differences	73	(25)
At December 31	1,101	996

206	Notes to the consolidated financial statements of Aegon N.V. Note 23

The investment property is leased out under operating leases.

Rental income of EUR 70 million (2013: EUR 59 million; 2012: EUR 65 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 6 million in 2014 (2013: EUR 8 million, 2012: EUR 7 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

24 Derivatives

	Derivative asset		Derivative liability
	2014	2013	2014	2013
Derivatives for general account
Derivatives not designated in a hedge	24,962	12,488	24,571	11,170
Derivatives designated as fair value hedges	39	247	183	56
Derivatives designated as cash flow hedges	1,421	421	279	310
Net foreign investment hedges	762	137	789	146
	27,183	13,293	25,823	11,682

Derivatives for account of policyholders
Derivatives not designated in a hedge	830	238	226	155
	830	238	226	155
Total derivatives 1)	28,014	13,531	26,048	11,838

[1]	Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Of these derivatives EUR 263 million net asset is current (2013: 540 million net asset). In 2012, Aegon the Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if – in 2032 – realized mortality rates are more than 7.5% lower than pre-defined mortality tables. To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, Aegon bought an additional longevity index derivative in 2013. This derivative will pay out in 22 years if some combination of higher than expected mortality rates in the United States and/or lower than expected mortality rates in the Netherlands persists over the next 20 years and, at that time, is expected to continue to do so. The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 36 Insurance contracts and the paragraph on derivatives included in note 47 Fair value.

The fair value of derivatives on both the asset and liability side of the consolidated statement of financial position increased during 2014. This increase is mainly caused by decreases in market interest rates and other market developments. See note 47 Fair value for details on fair value measurement of derivatives.

Use of derivatives

Derivatives not designated in a hedge

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2014	2013	2014	2013
Derivatives held as an economic hedge	24,797	12,261	21,474	9,692
Bifurcated embedded derivatives	20	92	3,123	1,464
Other	145	134	(26)	14
Total	24,962	12,488	24,571	11,170

Annual Report on Form 20-F 2014

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

Embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the consolidated statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit-linked insurance contracts in the form of guarantees for minimum benefits. Please refer to note 38 Guarantees in insurance contracts for more disclosures about these guarantees.

CDOs and CDSs

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2014		2013
CDOs and CDSs	Notional	Fair value	Notional	Fair value
Synthetic CDOs	-	-	20	20
CDSs	3,119	60	2,876	50
Total	3,119	60	2,896	70

	2014		20131)
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	-	-	33	1
AA	362	5	227	3
A	735	10	1,075	32
BBB	1,789	27	1,281	21
BB	207	16	256	11
B or lower	26	2	24	2
Not rated	(13)	-	-	-
Total	3,119	60	2,896	70

[1]	The 2013 figures have been restated for the methodology in credit rating. For further details refer to note 4 Financial risks.

Certain derivatives are used to add risk by selling protection in the form of single name and index based credit default swaps and tranches of synthetic collateralized debt obligations. Another strategy used is to synthetically replicate corporate and sovereign credit exposures with credit derivatives. This involves the purchase of high quality, low risk assets and the sale of credit derivatives. The table above provides a breakdown to credit quality of these credit derivatives.

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

208	Notes to the consolidated financial statements of Aegon N.V. Note 23

For the years ended December 31, 2014, 2013, and 2012, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR 45 million, EUR 10 million and EUR 16 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Derivatives designated as cash flow hedges

Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 29 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 29 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 38 years. For the year ended December 31, 2014, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 146 million (2013: EUR 181 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2014, none of Aegon’s cash flow hedges were discontinued, as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today. Projected cash flows are supported by running models using historical experience with an adjustment to grade from 95% down to 75% of best estimate cash flows in later years.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 13 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2014, Aegon recognized a loss of EUR 2 million of hedge ineffectiveness on cash flow hedges. In 2013 and 2012, respectively, losses of EUR 1 million and EUR 5 million as a result of hedge ineffectiveness were recorded in the income statement. In 2014, EUR 12 million was reclassified from equity into investment income (2013: EUR 26 million, 2012: EUR 62 million). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 31 million gain.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2014 Total
Cash inflows	553	1,677	1,348	5,421	8,999
Cash outflows	-	1	1	3	5
Net cash flows	553	1,676	1,347	5,418	8,994

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2013 Total
Cash inflows	650	2,597	1,719	2,815	7,781
Cash outflows	-	1	1	4	6
Net cash flows	650	2,596	1,718	2,811	7,775

Annual Report on Form 20-F 2014

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

25 Investments in joint ventures

	2014	2013
At January 1	1,426	1,567
Additions	100	359
Disposals	(47)	(453)
Share in net income	56	-
Share in changes in joint ventures equity (note 32.6)	22	22
Impairment losses	(23)	-
Dividend	(74)	(62)
Net exchange difference	9	(9)
Other	-	2
At December 31	1,468	1,426

All joint ventures are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in joint ventures include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in joint ventures. The financial statements of all joint ventures have the same reporting date as the Group. Refer to note 52 Group companies for a listing of the investments in joint ventures and the Group’s percentage holding.

Caja Badajoz Vida

On September 3, 2014, Aegon reached an agreement with Ibercaja Banco S.A. to sell its 50% stake in its life insurance partnership originally established with Caja Badajoz Vida for a consideration of EUR 42 million. The sale resulted in a book gain of EUR 7 million. Upon disposal an amount of EUR 12 million related to a positive revaluation reserve has been recycled from equity through profit and loss account. The transaction with Ibercaja Banco S.A. was completed in the third quarter of 2014 after obtaining regulatory approval.

Strategic partnership with Santander Totta

On July 30, 2014, Aegon signed a new 25-year agreement to distribute both protection and general insurance products through Banco Santander Totta’s approximately 600 branches in Portugal. The transaction with Banco Santander Totta was completed in the fourth quarter of 2014 after obtaining regulatory approval. Under the terms of the agreement, Aegon acquired a 51% stake in both a life insurance company as well as a non-life insurance company for a consideration of EUR 42.5 million.

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

Unnim

On May 7, 2013, Aegon finalized exiting its life, health and pension joint venture with Unnim and sold its 50% stake to Unnim.

The consideration amounted a total of EUR 353 million and the sale resulted in a book gain of EUR 102 million before tax. Additionally a revaluation reserve of EUR 26 million was released, which was recycled from equity through the profit or loss account. Furthermore there was a release of an earn-out provision of EUR 176 million. Consequently, the sale resulted in a total disposal amount of EUR 453 million. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 6 million for 2013.

210	Notes to the consolidated financial statements of Aegon N.V. Note 25

Summarized financial information of material joint ventures

Aegon considers its investment in AMVEST Vastgoed B.V. (AMVEST) a material joint venture. The summarized financial information presented in the following table is included in the IFRS financial statements of AMVEST on a 100% basis.

	AMVEST
	2014	2013
Summarized statement of financial position
Cash and cash equivalents	111	52
Other current assets	221	178
Total current assets	332	230

Non-current assets	1,739	1,990
Total assets	2,071	2,219

Other current liabilities	55	67
Total current liabilities	55	67

Non-current financial liabilities excluding trade payables and other provisions	428	504
Other non-current liabilities	10	11
Total non-current financial liabilities	438	514
Total liabilities	494	582
Net assets	1,577	1,637

Summarized statement of comprehensive income
Revenue	73	79
Results from financial transactions	(19)	(70)
Depreciation and amortization	-	(1)
Interest expense	(11)	(12)

Profit or loss	40	(15)
Income tax (expense) or income	6	-
Post-tax profit or (loss)	46	(15)
Other comprehensive income	-	6
Total comprehensive income	46	(9)

Dividends received	59	45
A reconciliation of the summarized financial information to the carrying amount of AMVEST is as follows:
	AMVEST
	2014	2013
Net assets of joint venture as presented above	1,577	1,637
Group share of net assets of joint venture, excluding fair value adjustments	789	819
Carrying amount	789	819

Annual Report on Form 20-F 2014

Summarized financial information of other joint ventures

	2014	2013
Post-tax profit or loss	33	7
Other comprehensive income	22	20
Total comprehensive income	55	28

Carrying amount	679	607

The summarized financial information of other joint ventures presented above is based on the Group’s relative holding.

26 Investments in associates

	2014	2013
At January 1	470	771
Additions	9	19
Disposals	-	(328)
Share in net income	24	21
Share in changes in associate’s equity (note 32.6)	7	10
Impairment losses	-	(1)
Dividend	(1)	(2)
Net exchange difference	3	(14)
Revaluation reserve recycled through profit or loss	(18)	-
Transfers to disposal groups	(353)	-
Other	(1)	(6)
At December 31	140	470

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in associates. The financial statements of all associates have the same reporting date as the Group. Refer to note 52 Group companies for a listing of the investments in associates and the Group’s percentage holding.

La Mondiale Participations

On November 23, 2014, Aegon reached an agreement to sell its 35% share in La Mondiale Participations. The consideration amounted to EUR 350 million and resulted in a book loss of EUR 3 million. An amount of EUR 353 million is transferred to held for sale. The revaluation reserve of EUR 18 million is recycled from equity through the profit or loss account. The transaction was closed at March 2, 2015. At December 31, 2014, La Mondiale is classified as held for sale. Related sales expenses amounted to EUR 4 million. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 19 million for 2014.

Caja de Ahorros del Mediterráneo

On July 19, 2013, the sale of Aegon’s 50% stake in its life insurance partnership originally established with Caja de Ahorros del Mediterráneo (CAM) was closed. The consideration amounted to EUR 450 million and resulted in a book gain of EUR 74 million. The disposal amounting to EUR 327 million included a release of a negative revaluation reserve of EUR 44 million, which was recycled from equity through the profit or loss account. Related sales expenses amounted to EUR 5 million.

212	Notes to the consolidated financial statements of Aegon N.V. Note 26

Summarized financial information of material associates

Aegon considers its investment in La Mondiale Participations S.A. (La Mondiale) a material associate. The summarized financial information presented below are the amounts included in the IFRS financial statements of La Mondiale on a 100% basis, including fair value adjustments made at the time of acquisition. In 2014, La Mondiale is reclassified to held for sale refer to note 29 Assets and liabilities held for sale.

	La Mondiale
	2014	2013
Summarized statement of financial position
Current assets	-	37,510
Non-current assets	-	530
Total assets	-	38,040
Current liabilities	-	36,626
Non-current liabilities	-	500
Total liabilities	-	37,126

Net assets	-	915

Summarized Statement of Comprehensive Income
Revenue	-	4,929
Profit or loss	-	105
Income tax expense or income	-	(44)
Post-tax profit or loss	-	61
Other comprehensive income	-	28
Total comprehensive income	-	89

Dividends received	-	-
A reconciliation of the summarized financial information to the carrying amount of La Mondiale is as follows:
	La Mondiale
	2014	2013
Net assets of associate as presented above	-	915
Net assets of associate excluding fair value adjustments	-	874
Group share of net assets of associate, excluding fair value adjustments	-	306
Fair value adjustments	-	40
Carrying amount	-	346
Summarized financial information of other associates
	December 31, 2014	December 31, 2013
Post-tax profit or loss	5	-
Other comprehensive income	2	(2)
Total comprehensive income	7	(2)

Carrying amount	140	124

The summarized financial information of other associates presented above is based on the Group’s relative holding.

Annual Report on Form 20-F 2014

27 Reinsurance assets
Assets arising from reinsurance contracts related to:	2014	2013
Life insurance general account	8,184	8,859
Life insurance for account of policyholders	99	90
Non-life insurance	1,297	1,093
Investment contracts	13	301
At December 31	9,593	10,344

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in note 30 Other assets and receivables.

EUR 11 million of the reinsurance assets are current (2013: EUR 7 million).

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2014	8,859	90	8,949
Gross premium and deposits – existing and new business	2,249	63	2,311
Unwind of discount / interest credited	345	15	360
Insurance liabilities released	(3,253)	(75)	(3,328)
Fund charges released	(4)	-	(4)
Changes to valuation of expected future benefits	(22)	-	(22)
Policy transfers	(22)	-	(22)
Net exchange differences	1,037	6	1,044
Transfers to disposal groups	(1,015)	-	(1,015)
Transfer to / (from) insurance contracts for account of policyholders	8	-	8
At December 31, 2014	8,184	99	8,283

At January 1, 2013	10,244	96	10,340
Gross premium and deposits – existing and new business	2,260	61	2,321
Unwind of discount / interest credited	455	4	459
Insurance liabilities released	(3,567)	(68)	(3,635)
Fund charges released	2	-	2
Changes to valuation of expected future benefits	(8)	-	(8)
Policy transfers	(24)	-	(24)
Net exchange differences	(462)	(3)	(464)
Other movements	(42)	-	(42)
At December 31, 2013	8,859	90	8,949

214	Notes to the consolidated financial statements of Aegon N.V. Note 28

Movements during the year in reinsurance assets relating to non-life insurance:		2014	2013
At January 1		1,093	1,158
Gross premium and deposits – existing and new business		126	136
Unwind of discount / interest credited		61	55
Insurance liabilities released		(100)	(91)
Changes to valuation of expected future benefits		28	-
Changes in unearned premiums		(63)	(82)
Changes in unexpired risks		-	(2)
Incurred related to current year		63	39
Incurred related to prior years		21	11
Release for claims settled current year		(4)	(3)
Release for claims settled prior years		(82)	(61)
Change in IBNR		(11)	2
Shadow accounting adjustment		(13)	(10)
Net exchange differences		153	(49)
Other movements		26	(9)
At December 31		1,297	1,093
28 Deferred expenses
		2014	2013
DPAC including deferred costs of reinsurance		9,964	9,650
Deferred transaction costs for investment management services		409	356
At December 31		10,373	10,006

Current		843	1,031
Non-current		9,530	8,975

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2014	9,229	421	356
Costs deferred during the year	1,428	-	37
Amortization through income statement	(766)	(36)	(26)
Shadow accounting adjustments	(542)	-	-
Net exchange differences	1,028	55	43
Transfers to disposal groups	(853)	-	-
Other	-	1	-
At December 31, 2014	9,523	441	409

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2013	8,747	475	405
Costs deferred during the year	1,275	-	36
Disposal of group assets	-	-	(2)
Amortization through income statement	(797)	(34)	(33)
Shadow accounting adjustments	417	-	-
Impairments	-	-	(29)
Net exchange differences	(416)	(19)	(15)
Other	3	-	(7)
At December 31, 2013	9,229	421	356

Annual Report on Form 20-F 2014

In the following table a breakdown is provided of DPAC balances by line of business and reporting segment:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2014
Life	4,479	48	147	613	5,287
Individual savings and retirement products	1,587	-	-	39	1,626
Pensions	-	66	2,231	-	2,297
Run-off business	313	-	-	-	313
At December 31	6,379	114	2,378	653	9,523

2013
Life	4,639	67	120	499	5,325
Individual savings and retirement products	1,319	-	-	37	1,356
Pensions	-	74	2,136	-	2,210
Run-off business	338	-	-	-	338
At December 31	6,296	141	2,256	535	9,229

29 Assets and liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date, but for which the transaction has not yet fully closed. For December 31, 2014, this relates to the following operations.

Canada

The Canadian operations are included in the Americas segment (note 5 Segment information). For more information related to the sales transaction, refer to note 51 Business combinations.

La Mondiale

The operations of La Mondiale are included in the New Markets segment (note 5 Segment information). For more information related to the sales transaction, refer to note 26 Investments in associates.

The table below presents the major types of assets and liabilities included in assets and liabilities classified as held for sale on the consolidated statement of financial position.

Assets	December 31, 2014
Intangible assets	203
Investments	5,646
Investments for account of policyholders	1,496
Investments in associates	347
Reinsurance assets	1,015
Deferred expenses and rebates	853
Other assets and receivables	278
Cash and cash equivalents	43
Total	9,881

Liabilities	December 31, 2014
Insurance contracts	5,136
Insurance contracts for account of policyholders	1,375
Investment contracts	57
Investment contracts for account of policyholders	122
Derivatives	35
Other liabilities	1,086
Total	7,810

216	Notes to the consolidated financial statements of Aegon N.V. Note 30

As of December 31, 2014, there are EUR 477 million unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income.

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to note 3 Critical accounting estimates and judgment in applying accounting policies for more details on the fair value hierarchy.

	Level I	Level II	Level III	Total 2014
Assets carried at fair value
Available-for-sale investments
Debt securities	1,706	2,168	62	3,937
Money market and other short-term instruments	-	159	-	159
Other investments at fair value	-	-	1	1
	1,706	2,328	63	4,097

Fair value through profit or loss
Shares	1,043	-	-	1,043
Debt securities	50	26	-	75
Money market and other short-term instruments	-	313	-	313
Investments for account of policyholders	1,496	-	-	1,496
	2,589	339	-	2,928
Total assets at fair value	4,295	2,666	63	7,025

Liabilities carried at fair value
Investment contracts for account of policyholders	122	-	-	122
Derivatives	-	1	34	35
Total liabilities at fair value	122	1	34	156

30 Other assets and receivables

	Note	2014	2013
Real estate held for own use and equipment	30.1	509	487
Receivables	30.2	5,367	5,261
Accrued income	30.3	1,687	1,609
At December 31		7,563	7,357

Annual Report on Form 20-F 2014

30.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2013	307	214	521
At December 31, 2013	288	199	487
At December 31, 2014	293	216	509
Cost
At January 1, 2014	370	468	838
Additions	-	70	70
Capitalized subsequent expenditure	7	-	7
Disposals	(6)	(49)	(55)
Unrealized gains/(losses) through equity	5	-	5
Net exchange differences	26	25	51
Transfers to disposal groups	-	(2)	(2)
Other	(19)	(26)	(45)
At December 31, 2014	384	485	869
Accumulated depreciation and impairment losses
At January 1, 2014	82	269	351
Depreciation through income statement	7	47	54
Disposals	-	(43)	(43)
Impairment losses	2	-	2
Net exchange differences	6	11	17
Transfers to disposal groups	-	(2)	(2)
Other	(6)	(14)	(20)
At December 31, 2014	91	269	360

Cost
At January 1, 2013	383	475	858
Additions	-	65	65
Capitalized subsequent expenditure	3	-	3
Disposals	(1)	(62)	(62)
Unrealized gains / (losses) through equity	(5)	-	(5)
Net exchange differences	(9)	(11)	(20)
At December 31, 2013	370	468	838
Accumulated depreciation and impairment losses
At January 1, 2013	76	261	337
Depreciation through income statement	8	58	66
Disposals	-	(46)	(46)
Impairment losses	-	1	1
Net exchange differences	(2)	(5)	(7)
At December 31, 2013	82	269	351
General account real estate held for own use are mainly held by Aegon USA and Aegon the Netherlands, with relatively smaller holdings at Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounted to EUR 309 million (2013: EUR 310 million).

26% of the value of the general account real estate held for own use was last revalued in 2014 (2013: 37%), based on market value appraisals by qualified internal and external appraisers. 96% of the appraisals in 2014 were performed by independent external appraisers (2013: 97%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

218	Notes to the consolidated financial statements of Aegon N.V. Note 31

None of the equipment is held for lease (2013: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

  30.2 Receivables

	2014	2013
Loans to associates	-	2
Finance lease assets	7	6
Receivables from policyholders	1,834	1,111
Receivables from brokers and agents	241	169
Receivables from reinsurers	30	241
Cash outstanding from assets sold	98	38
Trade receivables	668	487
Cash collateral	814	1,167
Reverse repurchase agreements	903	981
Income tax receivable	101	402
Other	787	767
Provision for doubtful debts	(115)	(111)
At December 31	5,367	5,261

Current	5,337	4,964
Non-current	30	297

The movements in the provision for doubtful debts during the year were as follows:

	2014	2013
At January 1	(111)	(132)
Additions charged to earnings	(9)	(7)
Unused amounts reversed through the income statement	4	12
Used during the year	5	14
Net exchange differences	(3)	2
At December 31	(115)	(111)

30.3 Accrued income

	2014	2013
Accrued interest	1,673	1,596
Other	14	13
At December 31	1,687	1,609

EUR 1,687 million of accrued income is current (2013: EUR 1,599 million).

31 Cash and cash equivalents

	2014	2013
Cash at bank and in hand	1,650	1,215
Short-term deposits	4,876	2,893
Money market investments	3,544	1,468
Short-term collateral	539	116
At December 31	10,610	5,691

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

Annual Report on Form 20-F 2014

EUR 11 billion (2013: EUR 10.7 billion) of cash collateral is received related to securities lending, repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44 Other liabilities). Refer to note 49 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. EUR 539 million (2013: EUR 116 million) of the cash collateral received is included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from securities lending programs was approximately EUR 7 million (2013: EUR 8 million; 2012: EUR 11 million).

The weighted effective interest rate on short-term deposits was 0.03% (2013: 0.28%) and these deposits have an average maturity of 20.97 days (2013: 15.38 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2014	2013
Cash and cash equivalents		10,610	5,691
Cash classified as Assets held for sale	29	43	-
Bank overdrafts	44	(4)	(39)
Net cash and cash equivalents		10,649	5,652

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed twelve times per year, based on an updated valuation of total assets. During 2014 the interest rate declined to 0.05% (2013: 0.25%). The average minimum required balance on deposit by the Dutch Central Bank was EUR 39 million (2013: EUR 35 million). These deposits are therefore not freely available.

Summary IFRS cash flow statement	2014	2013	2012
Net cash flows from operating activities	4,122	(2,011)	(1,227)
Net cash flows from investing activities	(71)	516	237
Net cash flows from financing activities	715	(2,271)	2,741
Net increase in cash and cash equivalents	4,766	(3,766)	1,751

Net cash and cash equivalents at December 31, 2014, are positively impacted by effects of changes in exchange rates of EUR 231 million (2013: EUR 79 million; 2012: EUR 29 million).

Analysis of IFRS cash flows

2014 compared to 2013

Net cash flows from operating activities

Total net cash flows from operating activities increased by EUR 6,133 million to a EUR 4,122 million inflow (2013: EUR 2,011 million outflow). The increase is mainly driven by higher results from financial transactions, a higher inflow from the change in accruals, lower net purchase of investments and derivatives and an inflow from the change in cash collateral. These cash inflows are partly offset by the remeasurement of defined benefit plans and the net purchase of money market investments.

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 587 million to a EUR 71 million outflow (2013: EUR 516 million inflow). The decrease is mainly driven by a lower cash inflow from disposals of joint ventures and associates.

Net cash flows from financing activities

Net cash flows from financing activities increased by EUR 2,986 million to a EUR 715 million inflow (2013: EUR 2,271 million outflow). The increase is mainly a result of two transactions executed under the Dutch SAECURE program to sell Class A mortgage backed securities (refer to note 39 Borrowings) and the issuance of new subordinated notes (refer to note 34 Subordinated borrowings), partly offset by the repurchase of perpetual capital securities.

220	Notes to the consolidated financial statements of Aegon N.V. Note 32

2013 compared to 2012

Net cash flows from operating activities

Total net cash flows from operating activities decreased by EUR 784 million to a EUR 2,011 million outflow (2012: EUR 1,227 million outflow). The decrease is mainly driven by higher results from financial transactions, higher net purchases of investments and increasing net collateral payments. These cash outflows are partly offset by divestments of money market investments.

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 279 million to a EUR 516 million inflow (2012: EUR 237 million inflow). The improved inflow in 2013 is primarily a result of the cash received from divestments of Unnim and CAM, partly offset by the acquisition of the joint venture with Santander. In 2012, the inflow was mainly attributable to the proceeds of EUR 102 million on the sale of Aegon’s interest in Prisma and the proceeds of EUR 190 million received from the exit from the partnership with Banca Civica, partly offset by the acquisition of Liberbank and purchases of software.

Net cash flows from financing activities

Net cash flows from financing activities decreased by EUR 5,012 million to a EUR 2,271 million outflow (2012: EUR 2,741 million inflow). The decrease is mainly a result of repayments of borrowings and repayment of share premium of EUR 401 million during 2013. During 2012, new borrowings and the 8.00% non-cumulative subordinated borrowings of USD 525 million were issued.

32 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2014	2013	2012
Share capital – par value	32.1	327	325	319
Share premium	32.2	8,270	8,375	8,780
Total share capital		8,597	8,701	9,099
Retained earnings		9,059	8,746	8,253
Treasury shares	32.3	(319)	(292)	(243)
Total retained earnings		8,740	8,455	8,010
Revaluation reserves	32.4	8,308	3,023	6,116
Remeasurement of defined benefit plans	32.5	(1,611)	(706)	(1,085)
Other reserves	32.6	(77)	(1,778)	(1,103)
Total shareholders’ equity		23,957	17,694	21,037

In 2014, Aegon issued 14,488,648 common shares with a par value of EUR 0.12 in respect of the final dividend for 2013 which was paid in June 2014. In September 2014, Aegon distributed to its shareholders 16,319,939 common shares as interim dividend 2014 in the form of stock. This last stock dividend distribution was paid from treasury shares (note 32.3 Treasury shares) and no common shares were issued as a result. Following each distribution of stock dividend, Aegon completed a share buyback program to neutralize the dilutive effect of the 2013 final dividend and 2014 interim dividend paid in shares, and repurchased a total of 30,808,587 common shares.

Furthermore, Aegon issued 2,320,280 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management.

In 2013, Aegon issued 19,668,540 and 19,047,386 common shares with a par value of EUR 0.12 in respect of the final dividend for 2012, which was paid in June 2013 and the interim dividend paid in September 2013, respectively.

In July 2013, Vereniging Aegon exercised its option right to purchase 13 million common shares B for EUR 0.1275 to mitigate the dilution caused by the issuance of shares on May 1, 2013 and May 16, 2013, in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock dividend.

Annual Report on Form 20-F 2014

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

32.1 Share capital – par value

		2014	2013	2012
Common shares		258	256	236
Common shares B		70	69	-
Preferred shares A		-	-	53
Preferred shares B		-	-	30
At December 31		327	325	319

Common shares		2014	2013	2012
Authorized share capital		720	720	360
Number of authorized shares (in million)		6,000	6,000	3,000
Par value in cents per share		12	12	12

Common shares B		2014	2013	2012
Authorized share capital		360	360	-
Number of authorized shares (in million)		3,000	3,000	-
Par value in cents per share		12	12	-
	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2012	1,909,654	229	-	-
Shares issued	-	-	-	-
Dividend	62,376	7
At December 31, 2012	1,972,030	236	-	-
Shares issued	120,713	14	579,005	69
Dividend	38,716	5	-	-
At December 31, 2013	2,131,459	256	579,005	69
Shares issued	-	-	2,320	-
Dividend	14,489	2	-	-
At December 31, 2014	2,145,948	258	581,326	70

222	Notes to the consolidated financial statements of Aegon N.V. Note 32

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2012	1,936,315	-
2013	2,064,737	366,439
2014	2,139,160	580,391

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

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued common shares B.

Preferred shares

		2014	2013	2012
Authorized share capital		-	-	250
Par value in cents per share		-	-	25
	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2012	211,680	53	110,072	28
Shares issued	-	-	8,021	2
At December 31, 2012	211,680	53	118,093	30
Shares issued	-	-	-	-
Conversion	(211,680)	(53)	(118,093)	(30)
At December 31, 2013	-	-	-	-
Shares issued	-	-	-	-
Conversion	-	-	-	-
At December 31, 2014	-	-	-	-

Under the terms of the 1983 Amended Merger Agreement, dated May 2003, Vereniging Aegon (Association Aegon) had the option to acquire class B preferred shares to prevent a dilution of its voting rights in the case of new common shares being issued, unless, by exercising this option, the Association would increase its share of voting right to more than 33%.

In the years 2003 through 2011, 110,072,000 class B preferred shares were issued under these option rights.

In 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B preferred shares at par value to mitigate the dilution caused by the issuance of shares as a result of distribution of dividend in the form of stock.

With regard to granted share appreciation rights and option rights and their valuation refer to note 14 Commissions and expenses.

Annual Report on Form 20-F 2014

32.2 Share premium

	2014	2013	2012
At January 1	8,375	8,780	8,787
Additions	-	-	-
Repayment	-	(400)	-
Share dividend	(106)	(5)	(7)
At December 31	8,270	8,375	8,780
Share premium relating to:
- Common shares	8,270	8,375	6,728
- Preferred shares	-	-	2,052
Total share premium	8,270	8,375	8,780

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends and the repayment of share premium to preferred shareholders. Upon the conversion of the preferred shares, share premium on preferred shares have been allocated to share premium relating to common shares.

32.3 Treasury shares

On the balance sheet date, Aegon N.V. and its subsidiaries held 51,317,190 (2013: 41,307,910) of its own common shares with a par value of EUR 0.12 each.

Movements in the number of treasury shares of Aegon N.V. were as follows:

	2014	2013	2012
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
At January 1	39,837	26,981	27,503
Transactions in 2014:
Sale: 1 transaction, price EUR 6.33	(4,788)	-	-
Purchase: transactions, average price EUR 6.43	14,489	-	-
Sale: 1 transaction, price EUR 6.37	(16,320)	-	-
Purchase: transactions, average price EUR 6.49	16,320	-	-
Transactions in 2013:
Sale: 1 transaction, price EUR 5.02	-	(5,408)	-
Sale: 1 transaction, price EUR 4.99	-	(783)	-
Purchase: transactions, average price EUR 5.62	-	19,047	-
Transactions in 2012:
Sale: 1 transaction, price EUR 3.52	-	-	(9)
Sale: 1 transaction, price EUR 3.36	-	-	(513)
At December 31	49,537	39,837	26,981

224	Notes to the consolidated financial statements of Aegon N.V. Note 32

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2014		2013		2012
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by Aegon N.V.	49,537	306	39,837	278	26,981	228
Held by subsidiaries	1,780	13	1,471	14	1,733	15
At December 31	51,317	319	41,308	292	28,714	243

Aegon does not hold common shares B as treasury shares.

Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)
2012	28,933
2013	29,497
2014	44,742

32.4 Revaluation reserves

	Available-for- sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2014	2,287	35	702	3,023
Gross revaluation	6,438	5	1,036	7,479
Net (gains) / losses transferred to income statement	(702)	-	(12)	(714)
Foreign currency translation differences	327	5	165	497
Tax effect	(1,604)	(2)	(364)	(1,970)
Other	(6)	-	-	(7)
At December 31, 2014	6,741	42	1,525	8,308
At January 1, 2013	5,013	39	1,065	6,116
Gross revaluation	(3,263)	(4)	(496)	(3,763)
Net (gains) / losses transferred to income statement	(435)	-	(26)	(461)
Foreign currency translation differences	(114)	(1)	(33)	(149)
Tax effect	1,082	1	192	1,275
Other	3	-	-	3
At December 31, 2013	2,287	35	702	3,023
At January 1, 2012	2,349	43	1,124	3,516
Gross revaluation	4,216	(5)	6	4,217
Net (gains) / losses transferred to income statement	(465)	-	(63)	(528)
Foreign currency translation differences	(25)	-	(29)	(54)
Tax effect	(1,082)	1	27	(1,054)
Other	19	-	-	19
At December 31, 2012	5,012	39	1,065	6,116

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

Annual Report on Form 20-F 2014

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2014	2013	2012
Shares	126	247	192
Debt securities	6,549	2,004	4,781
Other	66	36	39
Revaluation reserve for available-for-sale investments	6,741	2,287	5,012

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

32.5 Remeasurement of defined benefit plans

	2014	2013	2012
At January 1	(706)	(1,085)	(979)
Remeasurements of defined benefit plans	(1,156)	562	(149)
Tax effect	335	(202)	37
Net exchange differences	(84)	19	6
Total remeasurement of defined benefit plans	(1,611)	(706)	(1,085)

32.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2014	(1,592)	(214)	28	(1,778)

Movement in foreign currency translation and net foreign investment hedging reserves	1,976	(224)	-	1,752
Tax effect	(106)	56	-	(50)
Recycling of revaluation reserve on disposal of joint ventures and associates	-	-	(30)	(30)
Equity movements of joint ventures	-	-	22	22
Equity movements of associates	-	-	7	7
At December 31, 2014	277	(382)	27	(77)

At January 1, 2013	(806)	(274)	(23)	(1,103)

Movement in foreign currency translation and net foreign investment hedging reserves	(826)	79	-	(746)
Tax effect	40	(20)	-	21
Recycling of revaluation reserve on disposal of joint ventures and associates	-	-	18	18
Equity movements of joint ventures	-	-	22	22
Equity movements of associates	-	-	10	10
At December 31, 2013	(1,592)	(214)	28	(1,778)

At January 1, 2012	(705)	(243)	(72)	(1,020)

Movement in foreign currency translation and net foreign investment hedging reserves	(93)	(41)	(1)	(135)
Tax effect	(8)	10	1	3
Equity movements of joint ventures	-	-	27	27
Equity movements of associates	-	-	22	22
At December 31, 2012	(806)	(274)	(23)	(1,103)

The foreign currency translation reserve includes the currency results from investments in non-euro denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

226	Notes to the consolidated financial statements of Aegon N.V. Note 32

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

33 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2014	4,192	454	99	271	5,015
Redemption of junior perpetual capital securities	(1,184)				(1,184)
Shares granted / Share options cost incurred	-	-	29	-	29
Shares vested / Share options forfeited	-	-	(34)	-	(34)
At December 31, 2014	3,008	454	94	271	3,827

At January 1, 2013	4,192	453	102	271	5,018
Shares granted / Share options cost incurred	-	-	54	-	54
Shares vested / Share options forfeited	-	-	(57)	-	(57)
At December 31, 2013	4,192	454	99	271	5,015

At January 1, 2012	4,192	453	75	-	4,720
Issuance of non-cumulative subordinated notes	-	-	-	271	271
Shares granted / Share options cost incurred	-	-	32	-	32
Shares vested / Share options forfeited	-	-	(5)	-	(5)
At December 31, 2012	4,192	453	102	271	5,018
[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2014	2013	2012
USD 500 million	6.50%	Quarterly, December 15	2015	424	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2015	212	212	212
USD 550 million	6.875%	Quarterly, September 15		-	438	438
EUR 200 million	6.0%	Annually, July 21	2015	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15		-	745	745
EUR 950 million	floating DSL rate 2)	Quarterly, July 15	2015	950	950	950
USD 500 million	floating CMS rate 3)	Quarterly, July 15	2015	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821
At December 31				3,008	4,192	4,192
[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.
[3]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholder’s equity only. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Annual Report on Form 20-F 2014

On June 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 7.25% issued in 2007. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 745 million. The principal amount of USD 1,050 million was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

On March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% issued in 2006. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 438 million. The principal amount of USD 550 million was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2014	2013	2012
EUR 114 million	4.156% 1), 4)	Annual, June 8	2015	114	114	114
EUR 136 million	5.185% 2), 4)	Annual, October 14	2018	136	136	136
EUR 203 million	4.260% 3), 4)	Annual, March 4	2021	203	203	203
At December 31				454	454	453
[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principle amounts to meet losses.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2014	2013	2012
USD 525 million	8%	Quarterly, February 15	2017	271	271	271
At December 31				271	271	271

On February 7, 2012, Aegon issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the US Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and have been priced at 100% of their principal amount. Any cancelled interest payments will not be cumulative.

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2014, the equity component amounted to EUR 271 million (2013: EUR 271 million), subordinated borrowings amounted to EUR 54 million (2013: EUR 44 million) and a deferred tax liability amounting to EUR 95 million (2013: EUR 84 million).

Refer to note 34 Subordinated borrowings for details of the component classified as subordinated borrowings.

228	Notes to the consolidated financial statements of Aegon N.V. Note 34

34 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2014	2013
Fixed floating Subordinated notes
EUR 700 million	4%	Annually, April 25	2024	693	-
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2017	54	44
At December 31				747	44

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the fixed floating subordinated notes and non-cumulative subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

Subordinated borrowings include a liability of EUR 54 million (2013: EUR 44 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 33 Other equity instruments.

35 Trust pass-through securities

	Coupon rate	Coupon rate	Year of issue	Year of maturity	Year of next call	2014	2013
USD 18 million 1)	Floating	Quarterly, July 23	2004	2034	n.a.	-	14
USD 225 million 2)	7.65%	Semi-annually, December 1	1996	2026	n.a.	102	85
USD 190 million 2)	7.625%	Semi-annually, November 15	1997	2037	n.a.	41	36
At December 31						143	135
[1]	Issued by a subsidiary of Aegon N.V.
[2]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

Trust pass-through securities are securities through which the holder participates in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation. The trust pass-through securities carry provisions with regard to deferral of distributions for extension periods up to a maximum of 10 consecutive semi-annual periods. The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities of Transamerica Corporation. The USD 18 million trust pass-through securities due 2034 were called in 2014. There were no defaults or breaches of conditions during the period.

The fair value of these loans amounted to EUR 139 million (2013: EUR 122 million).

36 Insurance contracts

36.1 Underwriting risk

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

Annual Report on Form 20-F 2014

Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies) and policy claims (such as mortality and morbidity). In general, Aegon is at risk if policy lapses increase as sometimes Aegon is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. Aegon is also at risk if expenses are higher than assumed by management.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality (net of longevity) and morbidity rates over best estimate. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and shareholders’ equity of sales transactions of investments required to meet the higher cash outflow is reflected in the sensitivities. A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. Increased life expectation above Aegon’s assumed life expectation at the time of underwriting negatively impacts its results.

	2014		2013
Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect	On share- holders’ equity	On net income	On share- holders’ equity	On net income
20% increase in lapse rates	(59)	(48)	(44)	(72)
20% decrease in lapse rates	62	51	115	92
10% increase in mortality rates	(21)	(43)	(21)	(69)
10% decrease in mortality rates	10	34	55	52
10% increase in morbidity rates	(84)	(78)	(30)	(58)
10% decrease in morbidity rates	82	75	96	73

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. In 2012, Aegon the Netherlands bought a longevity index derivative, which will pay out if in 20 years the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Payout of the derivative is defined based on a ‘cumulative cash index’, which represents the cumulative payout to a predefined (synthetic) insured population in relation to the expected payout (in the base scenario) to this same population. Both parties in the contract have the possibility to terminate the contract after 10 years (early termination clause). The payout is maximized at a predetermined percentage compared to the base scenario.

To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, Aegon bought an additional longevity index derivative. This derivative will pay out in 21 years if some combination of higher than expected mortality rates in the US and/or lower than expected mortality rates in the Netherlands persists over the next twenty years and, at that time, is expected to continue to do so. Payout of the derivative is defined based on a ‘terminal present value’, which represents the sum of 1) the cumulative payout to a predefined (synthetic) insured population over the next 19 years and 2) the remaining expected liability on this same population. The preceding sum is compared to amounts set at the moment of signing the contract to determine the actual payout.

230	Notes to the consolidated financial statements of Aegon N.V. Note 36

36.2 Insurance contracts for general account

	2014	2013
Life insurance	100,539	91,930
Non-life insurance
- Unearned premiums and unexpired risks	4,572	3,886
- Outstanding claims	2,292	1,990
- Incurred but not reported claims	737	680
Incoming reinsurance	3,786	3,284
At December 31	111,927	101,769

	2014	2013
Non-life insurance:
- Accident and health insurance	6,974	5,917
- General insurance	627	638
Total non-life insurance	7,601	6,555

Movements during the year in life insurance:	2014	2013
At January 1	91,930	94,900
Acquisitions	27	9
Portfolio transfers and acquisitions	273	1,262
Gross premium and deposits – existing and new business	8,127	7,234
Unwind of discount / interest credited	4,121	4,556
Insurance liabilities released	(9,986)	(10,940)
Changes in valuation of expected future benefits	2,814	(1,321)
Loss recognized as a result of liability adequacy testing	-	3
Shadow accounting adjustments	641	(692)
Net exchange differences	8,031	(3,080)
Transfer (to) / from insurance contracts for account of policyholders	(401)	(16)
Transfers to disposal groups	(5,053)	-
Other	15	14
At December 31	100,539	91,930

In the Netherlands, decreasing interest rates led to a deficiency in the liability adequacy test of EUR 230 million recorded in the line shadow accounting adjustments in 2014. This deficiency is recognized in the revaluation reserve as shadow loss recognition is applied. Accounting policies are disclosed in note 2.19 f Liability adequacy testing.

Annual Report on Form 20-F 2014

Movements during the year in non-life insurance:	2014	2013
At January 1	6,555	6,746
Gross premiums – existing and new business	2,130	2,147
Unwind of discount / interest credited	280	256
Insurance liabilities released	(902)	(940)
Changes in valuation of expected future claims	31	(1)
Change in unearned premiums	(1,238)	(1,242)
Change in unexpired risks	(13)	(3)
Incurred related to current year	696	637
Incurred related to prior years	357	289
Release for claims settled current year	(272)	(271)
Release for claims settled prior years	(703)	(589)
Shadow accounting adjustments	69	(168)
Loss recognized as a result of liability adequacy testing	2	5
Change in IBNR	(32)	16
Net exchange differences	725	(326)
Transfers to disposal groups	(83)	-
At December 31	7,601	6,555

Movements during the year in incoming reinsurance:	2014	2013
At January 1	3,284	3,596
Gross premium and deposits – existing and new business	1,428	1,385
Unwind of discount / interest credited	193	241
Insurance liabilities released	(1,561)	(1,677)
Change in unearned premiums	5	7
Changes in valuation of expected future benefits	(30)	(29)
Loss recognized as a result of liability adequacy	7	-
Net exchange differences	460	(150)
Other	-	(90)
At December 31	3,786	3,284
36.3 Insurance contracts for account of policyholders
Insurance contracts for account of policyholders	2014	2013
At January 1	84,311	76,169
Portfolio transfers and acquisitions	(345)	(1,121)
Gross premium and deposits – existing and new business	11,727	11,031
Unwind of discount / interest credited	6,392	7,964
Insurance liabilities released	(6,808)	(6,154)
Fund charges released	(1,377)	(1,216)
Changes in valuation of expected future benefits	1,144	40
Transfer (to) / from insurance contracts	409	16
Net exchange differences	8,080	(2,457)
Transfers to disposal groups	(1,375)	-
Transfer from investment contracts for account of policyholders	75	-
Other	17	40
At December 31	102,250	84,311

232	Notes to the consolidated financial statements of Aegon N.V. Note 37

37 Investment contracts

37.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2014	14,079	466	14,545
Portfolio transfers and acquisitions	(28)	-	(28)
Deposits	3,299	-	3,299
Withdrawals	(3,756)	-	(3,756)
Investment contracts liabilities released	-	(122)	(122)
Interest credited	266	-	266
Fund charges released	(5)	-	(5)
Movements related to fair value hedges	(26)	-	(26)
Net exchange differences	1,186	29	1,215
Transfers to disposal groups	(57)	-	(57)
Other	26	-	26
At December 31, 2014	14,985	374	15,359
At January 1, 2013	17,095	672	17,767
Portfolio transfers and acquisitions	(80)	-	(80)
Deposits	2,088	-	2,088
Withdrawals	(4,661)	-	(4,661)
Investment contracts liabilities released	-	(185)	(185)
Interest credited	345	-	345
Fund charges released	(6)	-	(6)
Movements related to fair value hedges	(127)	-	(127)
Net exchange differences	(457)	(21)	(478)
Other	(118)	-	(118)
At December 31, 2013	14,079	466	14,545

Investment contracts consist of the following:		2014	2013
Institutional guaranteed products		3,207	3,814
Fixed annuities		5,960	5,562
Savings accounts		5,414	4,283
Investment contracts with discretionary participation features		374	466
Other		404	420
At December 31		15,359	14,545

Annual Report on Form 20-F 2014

37.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2014	32,628	49,981	82,608
Gross premium and deposits – existing and new business	8,961	2,326	11,287
Withdrawals	(8,569)	-	(8,569)
Interest credited	1,859	4,513	6,372
Investment contracts liabilities released	-	(6,799)	(6,799)
Fund charges released	(196)	-	(196)
Net exchange differences	3,782	3,608	7,390
Transfers to disposal groups	(122)	-	(122)
Transfer to insurance contracts for account of policyholders	(75)	-	(75)
Other	(48)	-	(48)
At December 31, 2014	38,220	53,629	91,849

At January 1, 2013	29,188	49,230	78,418
Gross premium and deposits – existing and new business	8,702	3,422	12,124
Withdrawals	(7,578)	-	(7,578)
Interest credited	3,781	5,405	9,187
Investment contracts liabilities released	-	(6,879)	(6,879)
Fund charges released	(184)	-	(184)
Net exchange differences	(1,249)	(1,198)	(2,448)
Other	(32)	-	(32)
At December 31, 2013	32,628	49,981	82,608

38 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

¿	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (note 2.9 and note 47);
¿	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts (note 2.19);
¿	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) together with the underlying insurance contracts (note 2.19); and
¿	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (note 2.19 and note 47).

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically (note 2.19).

a. Financial guarantees

In the United States and New Markets (variable annuities sold in the United Kingdom), a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

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

234	Notes to the consolidated financial statements of Aegon N.V. Note 38

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

			2014					2013
	United States 1)	Canada 1)	The Nether- lands 2)	New Markets	Total 3)	United States 1)	Canada 1)	The Nether- lands 2)	New Markets	Total 3)
At January 1	(72)	6	1,181	(4)	1,112	692	63	1,324	29	2,108

Incurred guarantee benefits 4)	1,065	26	552	57	1,700	(762)	(53)	(142)	-	(958)
Paid guarantee benefits	-	-	-	-	-	-	(1)	-	(33)	(34)
Transfers to disposal groups	-	(32)	-	-	(32)	-	-	-	-	-
Net exchange differences	94	-	-	-	94	(2)	(3)	-	-	(5)
At December 31	1,087	-	1,733	53	2,873	(72)	6	1,181	(4)	1,112

Account value 5)	28,088	-	7,743	1,293	37,124	19,745	1,423	10,326	503	31,997
Net amount at risk 6)	487	-	1,967	53	2,508	264	24	1,225	(4)	1,509

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The increase of incurred guarantee benefits mainly relates to fair value movements due to decreasing interest rates, partly offset by increased equity markets and tightening own credit spread.

Aegon Americas reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2014, the reinsured account value was EUR 2.6 billion (2013: EUR 2.7 billion) and the guaranteed remaining balance was EUR 1.7 billion (2013: EUR 1.8 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2014, the contract had a value of EUR 59 million (2013: EUR 22 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

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

Product balances as of December 31, 2014, were EUR 380 million in fixed annuities (2013: EUR 372 million) and EUR 118 million in life reinsurance (2013: EUR 104 million).

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

Annual Report on Form 20-F 2014

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

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

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

		2014			2013
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	323	644	967	386	702	1,088
Incurred guarantee benefits 5)	103	67	170	9	4	13
Paid guarantee benefits	(56)	(22)	(78)	(57)	(32)	(90)
Net exchange differences	49	94	143	(15)	(29)	(44)
At December 31	419	782	1,201	323	644	967
	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value 6)	48,074	6,581		38,379	6,142
Net amount at risk 7)	1,755	529		1,577	386
Average attained age of contract holders	68	69		68	68

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[5]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.
[6]	Account value reflects the actual fund value for the policyholders.
[7]	The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

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

236	Notes to the consolidated financial statements of Aegon N.V. Note 38

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 36 Insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2014	2013
	GMI 1), 2)	GMI 1), 2)
At January 1	2,462	3,684
Incurred guarantee benefits 3)	2,971	(1,222)
At December 31	5,433	2,462
Account value 4)	18,794	14,557
Net amount at risk 5)	4,871	2,756

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]	The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 47.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.3% at December 31, 2014, and 23.9% at December 31, 2013. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had Aegon used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 106 million or an increase of EUR 96 million, respectively, in 2014 income before tax (2013: EUR 117 million decrease and EUR 115 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 189 million (2013: loss of EUR 188 million) to earnings. The main drivers of this loss before tax are negative results related to increases in risk free rates of EUR 4,927 million (2013: EUR 2,014 million gain), EUR 428 million related to decreasing own credit spread (2013: EUR 302 million loss) and EUR 10 million related to increases in equity volatilities (2013: EUR 67 million gain) offset by EUR 583 million related to an increase in equity markets (2013: EUR 514 million gain). Hedges related to these guarantee reserves contributed fair value profits of EUR 4,346 million to income before tax (2013: EUR 2,525 million loss) and DPAC offset and other contributed a gain of EUR 248 million (2013: EUR 44 million gain).

Guarantee reserves increased EUR 4,775 million in 2014 (2013: decrease of EUR 2,341 million).

Annual Report on Form 20-F 2014

39 Borrowings

	2014	2013
Capital funding	2,338	2,674
Operational funding	11,821	9,156
At December 31	14,158	11,830

Current	3,636	812
Non-current	10,522	11,018

Total fair value of borrowings	14,627	12,118

In 2014, the Group changed the presentation of its borrowings. Aegon’s borrowings are now further defined separately as capital funding and operational funding. Capital funding includes debt securities that are issued for general corporate purposes and for capitalizing its business units. Capital funding is part of the Company’s total capitalization that is used for financing its subsidiaries and the cash held at the holding company. Operational funding includes debt securities that are issued for financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.

The presentation of borrowings is changed to align with the current methodology for the Group’s composition of total capitalization and its calculation of gross financial leverage ratio. As a result, commercial paper, bank overdrafts and short-term deposits, which were previously classified within borrowings, are reclassified to Other liabilities. Comparative information has been reclassified accordingly. This change in presentation did not impact net profit, total assets or total liabilities.

Capital funding

On December 8, 2014, Aegon redeemed medium-term notes with a coupon of 4.125% issued in 2004. The principal amount of EUR 500 million was repaid with accrued interest.

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue /Maturity	2014	2013
EUR 500 million Medium-Term Notes 1)	4.125%	December 8	2004 / 14	-	517
USD 500 million Senior Unsecured Notes	4.625%	Semi-annually	2009 / 15	413	362
EUR 500 million Unsecured Notes	3%	July 18	2012 / 17	499	498
EUR 75 million Medium-Term Notes 1), 2)	4.625%	December 9	2004 / 19	88	85
USD 500 million Senior Notes 1), 2)	5.75%	Semi-annually	2005 / 20	483	416
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	320	298
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	508	474
Other				27	25
At December 31				2,338	2,674
[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 46 Capital and solvency.

Operational funding

During 2014, residential mortgage backed securities (RMBSs) were issued under the Dutch SAECURE program for a total amount of EUR 2,810 million.

On March 13, 2014, Aegon executed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS) amounting to EUR 1,367 million. ‘SAECURE 14 NHG’ consists of 2 tranches:

¿	EUR 343 million of class A1 notes with an expected weighted average life of 2 years and priced with a coupon of 3 month Euribor plus 0.40%; and
¿	EUR 1,024 million of class A2 notes with an expected weighted average life of 5 years and priced with a coupon of 3 month Euribor plus 0.72%.

238	Notes to the consolidated financial statements of Aegon N.V. Note 39

On October 10, 2014, Aegon executed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS) amounting to EUR 1,443 million. ‘SAECURE 15’ consists of 2 tranches:

¿	EUR 360 million of class A1 notes with an expected weighted average life of 2 years and priced with a coupon of 3 month Euribor plus 0.25%; and
¿	EUR 1,083 million of class A2 notes with an expected weighted average life of 5.3 years and priced with a coupon of 3 month Euribor plus 0.40%.

During 2013, residential mortgage backed securities (RMBSs) were issued under the Dutch SAECURE program for a total amount of EUR 750 million, while an amount of EUR 1,168 million was repaid.

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2014	2013
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- /2014-16	114	510
EUR 1,018 million ‘SAECURE 7’ RMBS Note 1), 2)	Floating	Quarterly	2010 / 15	772	825
GBP 35 million Note issue agreement 1), 3), 4)	Floating	Quarterly	2010 / 15	-	15
EUR 212 / USD 600 ‘SAECURE 11’ RMBS Note 1), 5)	Floating	Quarterly	2012 / 15	620	600
EUR 1,500 million ECB LTRO 1)	Floating	At Maturity	2012 / 15	1,500	1,500
EUR 1,500 million ‘SAECURE 10’ RMBS Note 1), 6)	Floating	Quarterly	2011 / 16	1,196	1,269
EUR 842 million ‘SAECURE 9’ RMBS Note 1), 7)	Floating	Quarterly	2010 / 16	624	670
EUR 1,365 million ‘SAECURE 12’ RMBS Note 1), 8)	Floating	Quarterly	2012 / 17	1,233	1,297
EUR 750 million ‘SAECURE 13’ RMBS Note 1), 9)	Floating	Quarterly	2013 / 18	1,041	738
EUR 1,367 million ‘SAECURE 14’ RMBS Note 1),10)	Floating	Quarterly	2014 / 19	1,319	-
EUR 1,443 million ‘SAECURE 15’ RMBS Note 1),11)	Floating	Quarterly	2014 / 20	1,440	-
USD 305 million Note issue agreement 1)	5.54% / 8.88%	Quarterly	2002 / 22	46	58
GBP 250 million Note issue agreement 1), 3), 4)	Floating	April 21	2008 / 23	-	17
USD 292 million Senior Secured Note1)	Floating	Quarterly	2012 / 23	236	207
USD 1.54 billion Variable Funding Surplus Note 3), 12)	Floating	Quarterly	2006 / 36	1,275	1,089
USD 550 million Floating Rate Guaranteed Note 3), 13)	Floating	Quarterly	2007 / 37	393	345
Other				11	16
At December 31				11,821	9,156
[1]	Issued by a subsidiary of Aegon N.V.
[2]	The first optional redemption date is August 2015; the legal maturity date is August 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[3]	Outstanding amounts can vary up to the maximum stated nominal amount.
[4]	Private Value-in-Force (ViF) securitization by Aegon UK to monetize a portion of future profits associated with an existing book of unit-linked business.
[5]	The first optional redemption date is July 2015; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[6]	The first optional redemption date is February 2016; the legal maturity date is February 2094. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[7]	The first optional redemption date is March 2016; the legal maturity date is September 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[8]	The first optional redemption date is October 2017; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[9]	The first optional redemption date is February 2018; the legal maturity date is November 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[10]	The first optional redemption date is January 2019; the legal maturity date is January 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[11]	The first optional redemption date is January 2020; the legal maturity date is January 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[12]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. - refer to note 48 Commitments and contingencies.
[13]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements.

Other

Borrowings measured at fair value amounted to EUR 571 million (2013: EUR 1,017 million). For the year 2014, Aegon’s credit spread had a negative impact of EUR 19 million on income before tax (2013: negative impact of EUR 44 million) and a negative impact of EUR 12 million on shareholders’ equity (2013: negative impact of EUR 30 million). The cumulative negative impact of Aegon’s credit spread for borrowings in portfolio at year end, based on observable market data, on income before tax amounted to EUR 7 million (2013: EUR 20 million).

Annual Report on Form 20-F 2014

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 67 million (2013: EUR 55 million).

Undrawn committed borrowing facilities:	2014	2013
Floating-rate
- Expiring within one year	2,404	1,433
- Expiring beyond one year	2,000	2,018
At December 31	4,404	3,451

There were no defaults or breaches of conditions during the period.

40 Provisions

	2014	2013
At January 1	182	330
Additional provisions	230	60
Disposals	(1)	(122)
Unused amounts reversed through the income statement	(26)	(6)
Unwinding of discount and change in discount rate	3	2
Used during the year	(62)	(81)
Net exchange differences	3	(1)
Other	(5)	(2)
At December 31	322	182

Current	230	99
Non-current	92	82

The increase of the provisions is mainly due to a provision of EUR 95 million related to a Dutch Court ruling for a request jointly filed by Aegon and BPHV with respect to the harbor workers’ former pension fund Optas. Refer to note 48 Commitments and Contingencies for details. In addition, the increase is due to a provision of EUR 20 million regarding the mandatory conversion of the Hungarian foreign currency mortgage debt and a provision of EUR 17 million regarding Aegon’s decision to abolish back-end loaded fees on unit-linked policies in Poland.

The remaining provisions mainly consist of provisions for contingent consideration relating to joint ventures (earn out) of EUR 36 million (2013: EUR 57 million), restructuring provisions of EUR 69 million (2013: EUR 39 million), provisions for unearned commission of EUR 31 million (2013: EUR 33 million), litigation provisions of EUR 20 million (2013: EUR 23 million) and other provisions of EUR 34 million (2013: EUR 30 million) consisting of several smaller items.

The contingent consideration relating to joint ventures reflects earn-out payments, which will be payable if specific targets, as set out in the purchase agreements, are met in the future. The expected timing of resulting outflows vary between 2015 and 2017.

In 2013, Disposals contain a release of an earn-out provision in Spain of EUR 120 million as Aegon has finalized exiting its joint venture with Unnim.

240	Notes to the consolidated financial statements of Aegon N.V. Note 41

41 Defined benefit plans

	2014	2013
Retirement benefit plans	4,095	2,790
Other post-employment benefit plans	272	236
Total defined benefit plans	4,366	3,026

Retirement benefit plans in surplus	38	34
Other post-employment benefit plans in surplus	-	-
Total defined benefit assets	38	34

Retirement benefit plans in deficit	4,133	2,824
Other post-employment benefit plans in deficit	272	236
Total defined benefit liabilities	4,404	3,060

	2014			2013
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	2,790	236	3,026	3,282	246	3,528
Defined benefit expenses	153	24	177	214	19	233
Remeasurements of defined benefit plans	1,156	-	1,156	(558)	(4)	(562)
Contributions paid	(21)	-	(22)	(23)	-	(23)
Benefits paid	(99)	(13)	(111)	(96)	(16)	(112)
Net exchange differences	123	27	150	(27)	(9)	(36)
Transfers to disposal groups	(7)	(4)	(11)	-	-	-
Other	-	-	-	(1)	-	(1)
At December 31	4,095	272	4,366	2,790	236	3,026

The amounts recognized in the statement of financial position are determined as follows:

	2014			2013
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,471	-	4,471	3,376	-	3,376
Fair value of plan assets	(3,426)	-	(3,426)	(2,909)	-	(2,909)
	1,045	-	1,045	467	-	467
Present value of wholly unfunded obligations 1)	3,050	272	3,321	2,323	236	2,559
At December 31	4,095	272	4,366	2,790	236	3,026
[1]	Assets held by Aegon the Netherlands backing retirement benefits of EUR 2,555 million (2013: EUR 2,194 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2014 and 2013.

Annual Report on Form 20-F 2014

	2014			2013
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	94	8	102	88	10	98

Net interest on the net defined benefit liability (asset)	110	10	121	124	9	134
Past service cost	(51)	6	(45)	1	-	1
Total defined benefit expenses	153	24	177	214	19	233

					2012
				Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost				97	9	106

Net interest on the net defined benefit liability (asset)				141	11	152
Past service cost				4	(33)	(29)
Total defined benefit expenses				242	(13)	229

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2014	2013
At January 1	5,935	6,276
Current year service cost	102	98
Interest expense	258	243
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	210	5
- Actuarial gains and losses arising from changes in financial assumptions	1,146	(286)
Past service cost	(45)	1
Contributions by plan participants	11	11
Benefits paid	(279)	(266)
Net exchange differences	491	(146)
Transfers to disposal groups	(36)	-
At December 31	7,792	5,935

Movements during the year in plan assets for retirement benefit plans	2014	2013
At January 1	2,909	2,747
Interest income (based on discount rate)	137	109
Remeasurements of the net defined liability (asset)	199	281
Contributions by employer	32	34
Benefits paid	(167)	(154)
Net exchange differences	341	(108)
Transfers to disposal groups	(25)	-
At December 31	3,426	2,909

242	Notes to the consolidated financial statements of Aegon N.V. Note 41

		2014		2013
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Quoted	Unquoted
Equity instruments	274	10	331	6
Debt instrument	481	666	322	471
Derivatives	-	97	-	25
Investment funds	13	1,553	29	1,485
Structured securities	-	7	-	6
Other	9	315	9	225
At December 31	778	2,648	690	2,219

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Managers of Aegon USA. The Board of Managers has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans were unfunded by EUR 709 million at December 31, 2014 (2013: EUR 207 million unfunded).

Investment strategies are established based on asset and liability studies by actuaries which are updated as they consider appropriate. These studies, along with the investment policy, assist to develop the appropriate investment criteria for the plan, including asset allocation mix, return objectives, investment risk and time horizon, benchmarks and performance standards, and restrictions and prohibitions. The overall goal is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Aegon believes that the asset allocation is an important factor in determining the long-term performance of the plan. The plan uses multiple asset classes as well as sub-classes to meet the asset allocation and other requirements of the investment policy, which minimizes investment risk. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2014 or 2013.

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Aegon USA, LLC, or the Compensation Committee of the Board of Directors of Aegon US Holding Corporation. Aegon USA, LLC, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 269 million (2013: EUR 192 million).

Aegon USA provides health care benefits to retired employees, which are unfunded plans. The post-retirement health care plans are administered by Aegon USA, LLC (Aegon USA), which has delegated the claims administration to third-party administrators. Aegon USA

Annual Report on Form 20-F 2014

maintains two plans which provide retiree medical benefits. For each plan, Aegon USA has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts. Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 226 million (2013: EUR 191 million).

The weighted average duration of the defined benefit obligation is 14.0 years (2013: 12.7 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2014	2013
Demographic actuarial assumptions
Mortality	US mortality table1)	2014 static mortality table 2)

Financial actuarial assumptions
Discount rate	4.00%	4.75%
Salary increase rate	3.91%	3.91%
Health care trend rate	8.25%	8.50%
[1]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2014.
[2]	Table in accordance with IRS regulation 1.430(h)(3)-1.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2014	2013
Demographic actuarial assumptions
10% increase in mortality rates	(67)	(49)
10% decrease in mortality rates	74	49

Financial actuarial assumptions
100 basis points increase in discount rate	(418)	(283)
100 basis points decrease in discount rate	524	350
100 basis points increase in salary increase rate	40	29
100 basis points decrease in salary increase rate	(35)	(25)
100 basis points increase in health care trend rate	18	15
100 basis points decrease in health care trend rate	(16)	(13)

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	15-55%
Debt instruments	30-50%
Other	12-30%

244	Notes to the consolidated financial statements of Aegon N.V. Note 41

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

The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. The defined benefit plans were unfunded by EUR 2,774 million at December 31, 2014 (2013: EUR 2,119 million). As the assets held by Aegon the Netherlands for retirement benefits do not meet the definition of plan assets, they were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, the Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liability related to this plan amounted to EUR 46 million at December 31, 2014 (2013: EUR 42 million).

The weighted average duration of the defined benefit obligation is 19.1 years (2013: 15.9 years).

Plan amendments

The Dutch government has reduced the limits for tax-free pension accruals with effect from January 1, 2015. For career average pension arrangements the maximum permitted accrual rate is 1.875% which is capped for salaries above EUR 100,000. Aegon adjusted its pension arrangement for Aegon employees in the Netherlands to reflect these governmental changes. Besides this, Aegon adjusted the indexation scheme for both current (active members) and former employees (pensioners and deferred members) as of January 1, 2015 and made several other adjustments in the pension arrangement. The defined benefit obligation as at December 31, 2014 is measured including these adjustments, resulting in an increase in profit or loss of EUR 45 million before tax.

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2014	2013
Demographic actuarial assumptions	Aegon table	Aegon table
Mortality	2013 1)	2013 1)

Financial actuarial assumptions
Discount rate	2.25%	3.70%
Salary increase rate	1.95%	2.25%
Price inflation	1.95%	2.00%
[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.

Annual Report on Form 20-F 2014

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2014	2013
Demographic actuarial assumptions
10% increase in mortality rates	(74)	(48)
10% decrease in mortality rates	83	54

Financial actuarial assumptions
100 basis points increase in discount rate	(526)	(331)
100 basis points decrease in discount rate	564	359
100 basis points increase in salary increase rate	16	16
100 basis points decrease in salary increase rate	(16)	(16)
100 basis points increase in price inflation	2	1
100 basis points decrease in price inflation	(2)	(2)

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2013. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a deficit of EUR 336 million at December 31, 2014 (2013: EUR 260 million).

The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently 40% of assets are invested in growth assets (i.e. primarily equities) and 60% are liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.

Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns and changes in the life expectancy of pensioners.

The weighted average duration of the defined benefit obligation is 24.0 years (2013: 24.4 years).

246	Notes to the consolidated financial statements of Aegon N.V. Note 42

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2014	2013
Demographic actuarial assumptions
Mortality	UK mortality table 1)	UK mortality table 1)

Financial actuarial assumptions
Discount rate	3.80%	4.60%
Price inflation	3.10%	3.40%
[1]	SAPS S1NA light -2 years CMI 2012 1.25% p.a.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2014	2013
Demographic actuarial assumptions
10% increase in mortality rates	(35)	(24)
10% decrease in mortality rates	39	26

Financial actuarial assumptions
100 basis points increase in discount rate	(333)	(250)
100 basis points decrease in discount rate	463	344
100 basis points increase in price inflation	193	132
100 basis points decrease in price inflation	(313)	(204)

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	40%
Debt instruments	60%

New Markets

New Markets mostly operate defined contribution plans.

42 Deferred revenue liabilities

	2014	2013
At January 1	88	104
Income deferred	1	9
Release to income statement	(13)	(23)
Net exchange differences	6	(1)
Other	-	(2)
At December 31	82	88

Annual Report on Form 20-F 2014

43 Deferred tax

	2014	2013
Deferred tax assets	27	164
Deferred tax liabilities	3,151	1,657
Total net deferred tax liability / (asset)	3,124	1,493

Deferred tax assets comprise temporary differences on:	2014	2013
Real estate	-	(320)
Financial assets	(13)	(181)
Insurance and investment contracts	-	627
Deferred expenses, VOBA and other intangible assets	2	(12)
Defined benefit plans	4	15
Losses	19	24
Other	14	11
At December 31	27	164

Deferred tax liabilities comprise temporary differences on:	2014	2013
Real estate	360	51
Financial assets	3,449	1,631
Insurance and investment contracts	(3,109)	(1,502)
Deferred expenses, VOBA and other intangible assets	3,750	2,927
Defined benefit plans	(664)	(372)
Losses	(143)	(695)
Other	(492)	(382)
At December 31	3,151	1,657

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2014	370	1,812	(2,129)	2,940	(386)	(720)	(394)	1,493
Charged to income statement	(18)	(412)	(821)	512	93	601	75	29
Charged to equity	2	1,724	-	(1)	(332)	-	2	1,394
Net exchange differences	6	303	(278)	404	(66)	(41)	(51)	277
Transfers to disposal groups	-	(35)	123	(211)	1	-	(4)	(127)
Other	-	71	(4)	104	23	(1)	(134)	58
At December 31, 2014	360	3,461	(3,109)	3,748	(668)	(161)	(507)	3,124

At January 1, 2013	376	3,608	(2,966)	2,747	(627)	(587)	(370)	2,181
Acquisitions through business combinations	-	-	-	1	-	-	-	1
Disposal of a business	-	-	-	-	-	1	1	2
Charged to income statement	(4)	(581)	758	343	33	(157)	(86)	305
Charged to equity	(1)	(1,116)	-	-	191	(1)	(21)	(948)
Net exchange differences	(1)	(81)	78	(141)	17	27	18	(83)
Other	3	(19)	-	(9)	-	(3)	66	38
At December 31, 2013	371	1,812	(2,129)	2,940	(386)	(720)	(394)	1,493

In 2014, the increase of deferred corporate income tax liabilities primarily related to an increase of unrealized profits in respect of financial assets mainly driven by lower interest rates.

248	Notes to the consolidated financial statements of Aegon N.V. Note 43

Prior year adjustments in 2013 (refer to note 18) led to an increase of deferred corporate income tax liabilities, with the main impact on financial assets, insurance contracts and defined benefit plans.

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 366 million; tax EUR 71 million (2013: gross EUR 358 million; tax EUR 71 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts		Not recognized deferred tax assets
	2014	2013	2014	2013
< 5 years	114	105	26	29
≥ 5 – 10 years	24	38	5	9
≥ 10 – 15 years	101	151	53	52
≥ 15 – 20 years	-	10	-	3
Indefinitely	670	720	141	185
At December 31	909	1,024	225	278

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

	Gross amounts		Deferred tax assets
	2014	2013	2014	2013
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	641	1,201	224	420

Deferred corporate income tax asset dependent on the realization of capital profits	543	470	190	164
Other	17	30	3	9
At December 31	1,201	1,701	417	593

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Other items for the amount of gross EUR 32 million; tax EUR 6 million (2013: gross EUR 39 million; tax EUR 8 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totaled gross EUR 1,767 million; tax EUR 441 million (2013: gross EUR 1,753 million; tax EUR 438 million).

All deferred corporate income taxes are non-current by nature.

Annual Report on Form 20-F 2014

44 Other liabilities

	2014	2013
Payables due to policyholders	1,161	1,131
Payables due to brokers and agents	1,571	812
Payables out of reinsurance	888	1,442
Social security and taxes payable	159	115
Income tax payable	165	6
Investment creditors	602	202
Cash collateral	9,233	8,426
Repurchase agreements	1,782	2,252
Short-term deposits	-	16
Commercial paper	124	135
Bank overdrafts	4	39
Other creditors	2,466	2,237
At December 31	18,152	16,815

Current	17,886	14,834
Non-current	266	1,981

The carrying amounts disclosed reasonably approximate the fair values at year end, given the predominantly current nature of the other liabilities. In 2014 Aegon reclassified commercial paper, bank overdrafts and short-term deposits from Borrowings to Other liabilities. Refer to note 39 Borrowings for details.

45 Accruals

	2014	2013
Accrued interest	160	142
Accrued expenses	112	117
At December 31	272	259

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

46 Capital and solvency

Aegon’s total capitalization reflects the capital employed in insurance activities and consists of shareholders’ capital and total gross financial leverage. Aegon aims to keep total gross financial leverage below 30% of total capitalization as measured by the gross financial leverage ratio. The gross financial leverage ratio is calculated by dividing the total gross financial leverage by the total capitalization. At December 31, 2014, the gross financial leverage ratio was 28.7%.

Additionally, Aegon manages capital adequacy at the level of the Company, its business units and the individual legal entities. The goal is to ensure that Aegon units maintain their financial strength. Aegon maintains its companies’ capital adequacy levels at which ever is the higher of local regulatory requirements and, for rated entities, the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed internal requirements.

250	Notes to the consolidated financial statements of Aegon N.V. Note 46

The following table shows the composition of the total capitalization and the calculation of the gross financial leverage ratio:

	Note	2014	2013
Total shareholders’ equity	32	23,957	17,694
Non-controlling interests and share options not yet exercised	33, SOFP 2)	103	109
Revaluation reserves	32	(8,308)	(3,023)
Remeasurement of defined benefit plans	32	1,611	706
Shareholders’ capital		17,363	15,486
Junior perpetual capital securities	33	3,008	4,192
Perpetual cumulative subordinated bonds	33	454	454
Non-cumulative subordinated notes (Other equity instruments)	33	271	271
Fixed to floating subordinated notes	34	693	-
Non-cumulative subordinated notes (Subordinated borrowings)	34	54	44
Trust pass-through securities	35	143	135
Currency revaluation other equity instruments 1)		23	(261)
Hybrid leverage		4,646	4,834
Senior debt 3)	39	2,367	2,683
Commercial paper and other short term debt	44	124	151
Senior leverage		2,490	2,834
Total gross financial leverage		7,137	7,668

Total capitalization		24,500	23,153

Gross financial leverage ratio		29.1%	33.1%
[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR 29 million (2013: EUR 8 million).

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

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. For managing Aegon’s capital, the life insurance and life reinsurance regulations in the EU and the United States are of main importance. Aegon’s Insurance Group Directive ratio (IGD ratio) was 208% at the end of 2014 (2013: 212%). The calculation of the IGD ratio is based on Solvency I capital requirements for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the United States. The calculation of the IGD ratio excludes the available and required capital of the UK with-profits funds.

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula applies a covariance calculation to determine the appropriate risk-based capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the Company Action Level (CAL) risk-based capital. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2014, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was approximately 540% of the CAL risk-based capital.

Annual Report on Form 20-F 2014

For the insurance and reinsurance undertakings of Aegon in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. For life insurance companies the Solvency I capital requirement is by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2014, Aegon the Netherlands consolidated solvency capital ratio based on IFRS was approximately 215%, excluding Aegon bank.

The Prudential Regulation Authority (PRA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For Aegon UK, the published measure continues to be the most stringent requirement. The Pillar I ratio in the United Kingdom, including the with-profits funds, was approximately 140% at the end of 2014 (with-profits funds included at unaudited June 30, 2014, values). The local regulator (PRA) requires the total capital number of the with-profits funds to be equal to the available capital.

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amounted to EUR 10,129 million at December 31, 2014 (2013: EUR 8,377 million).

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

Optas N.V., an indirect subsidiary of Aegon N.V., holds statutory reserves of EUR 1,050 million (2013: EUR 997 million) which are restricted. Aegon announced in April 2014 that it had reached agreement with BPVH – a foundation representing Dutch harbor workers and employers – on removing restrictions on the capital of the harbor’s former pension fund Optas pensioenen N.V., thereby ending a long-lasting dispute. To remove the restrictions required prior approval by the court, which was granted in January 2015. Restrictions may be removed three months from the date of the court ruling in January 2015, after the appeal period expires. Included in Aegon N.V.’s legal reserves is an amount of EUR 510 million related to Optas N.V. which represents the increase in statutory reserves since the acquisition of Optas N.V. by Aegon (2013: EUR 458 million). The statutory reserves of Optas N.V. are linked to the acquired negative goodwill related to Optas N.V. at acquisition date.

47 Fair value

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

252	Notes to the consolidated financial statements of Aegon N.V. Note 47

Valuation techniques are used when Aegon determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). Therefore, unobservable inputs reflect Aegon’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

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

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2014
Assets carried at fair value
Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money market and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money market and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders 1)	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Investments in real estate	-	-	1,792	1,792
Investments in real estate for policyholders	-	-	1,101	1,101
	114,903	104,842	6,423	226,168

Revalued amounts
Real estate held for own use	-	-	293	293
	-	-	293	293
Total assets at fair value	142,451	182,504	11,734	336,690

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	15,371	22,683	165	38,220
Borrowings 3)	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total liabilities at fair value	15,403	46,261	3,175	64,839
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Annual Report on Form 20-F 2014

	Level I	Level II	Level III	Total 2013
Assets carried at fair value
Available-for-sale investments
Shares	202	262	322	787
Debt securities	20,815	64,184	3,162	88,162
Money market and other short-term instruments	-	5,524	-	5,524
Other investments at fair value	25	312	826	1,163
	21,043	70,282	4,310	95,635

Fair value through profit or loss
Shares	1,120	130	-	1,250
Debt securities	64	1,268	17	1,350
Money market and other short-term instruments	95	354	-	449
Other investments at fair value	-	567	1,217	1,784
Investments for account of policyholders 1)	99,040	63,008	1,989	164,037
Derivatives	69	13,134	328	13,531
Investments in real estate	-	-	1,532	1,532
Investments in real estate for policyholders	-	-	996	996
	100,388	78,461	6,079	184,929

Revalued amounts
Real estate held for own use	-	-	288	288
	-	-	288	288
Total assets at fair value	121,431	148,744	10,677	280,852

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	12,872	19,641	114	32,628
Borrowings 3)	517	500	-	1,017
Derivatives	24	10,383	1,431	11,838
Total liabilities at fair value	13,413	30,524	1,545	45,482
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis during 2014.

	Total 2014		Total 2013
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale investments
Shares	-	-	-	1
Debt securities	-	45	1	209
	-	45	2	210

Fair value through profit or loss
Investments for account of policyholders	163	1	-	263
	163	1	-	263
Total assets at fair value	163	46	2	473

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

254	Notes to the consolidated financial statements of Aegon N.V. Note 47

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

Assets carried at fair value	At January 1, 2014	Total gains / losses in income state- ment 1)	Total gains / losses in OCI 2)	Pur- chases	Sales	Settle- ments	Net exchange differ- ence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	Trans- fers to dis- posal groups	At December 31, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2014 3)
Available for sale investments
Shares	322	47	(12)	60	(153)	-	17	-	-	(1)	-	280	-
Debt securities	3,162	28	45	1,419	(504)	(268)	226	-	258	(503)	(60)	3,803	-
Other investments at fair value	826	(116)	2	155	(52)	(9)	112	-	17	-	(1)	934	-
	4,310	(41)	35	1,634	(708)	(277)	354	-	275	(503)	(61)	5,018	-

Fair value through profit or loss
Debt securities	17	(1)	-	6	-	(9)	2	-	2	-	-	17	1
Other investments at fair value	1,217	21	-	57	(269)	-	156	-	118	(62)	-	1,237	25
Investments for account of policyholders	1,989	92	-	534	(640)	-	38	-	90	(148)	-	1,956	85
Derivatives	328	66	-	-	(17)	-	17	(75)	-	-	-	320	(76)

Investments in real estate	1,532	(4)	-	397	(224)	-	91	-	-	-	-	1,792	27
Investments in real estate for policyholders	996	53	-	66	(86)	-	73	-	-	-	-	1,101	55
	6,079	226	-	1,060	(1,236)	(9)	377	(75)	210	(209)	-	6,423	118

Revalued amounts

Real estate held for own use	287	-	5	(14)	(5)	-	20	-	-	-	-	293	(2)
	287	-	5	(14)	(5)	-	20	-	-	-	-	293	(2)
Total assets at fair value	10,677	185	40	2,680	(1,949)	(286)	751	(75)	485	(713)	(61)	11,734	116

Liabilities carried at fair value
Investment contracts for account of policyholders	114	4	-	32	(1)	-	16	-	-	-	-	165	4
Derivatives	1,431	1,622	-	-	(41)	-	106	(75)	-	-	(32)	3,010	1,752
	1,545	1,626	-	32	(42)	-	122	(75)	-	-	(32)	3,175	1,756
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Annual Report on Form 20-F 2014

Assets carried at fair value	At January 1, 2013	Total gains / losses in income state- ment 1)	Total gains / losses in OCI 2)	Pur- chases	Sales	Settle- ments	Net exchange differ- ence	Trans- fers from levels I and II	Trans- fers to levels I and II	At December 31, 2013	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2013 3)
Available for sale investments
Shares	376	4	14	44	(98)	(11)	(6)	1	(1)	322	-
Debt securities	2,643	4	98	1,285	(192)	(466)	(80)	488	(619)	3,162	-
Other investments at fair value	883	(106)	73	134	(51)	(70)	(37)	-	-	826	-
	3,902	(98)	185	1,464	(342)	(546)	(123)	489	(620)	4,310	-

Fair value through profit or loss
Debt securities	13	(2)	-	-	-	(1)	(1)	10	(2)	17	1
Other investments at fair value	1,416	145	-	53	(360)	-	(56)	106	(86)	1,217	146
Investments for account of policyholders	1,715	197	-	338	(407)	-	(15)	210	(50)	1,989	153
Derivatives	301	2	-	47	(15)	-	(7)	-	-	328	(1)

Investments in real estate	1,627	(49)	-	91	(105)	-	(33)	-	-	1,532	(60)
Investments in real estate for policyholders	1,008	(12)	-	205	(180)	-	(25)	-	-	996	(12)
	6,080	281	-	734	(1,067)	(1)	(137)	326	(138)	6,079	227

Revalued amounts

Real estate held for own use	305	(2)	(5)	(2)	(1)	-	(7)	-	-	287	(2)
	305	(2)	(5)	(2)	(1)	-	(7)	-	-	287	(2)
Total assets at fair value	10,287	181	180	2,196	(1,410)	(547)	(267)	815	(758)	10,676	225

Liabilities carried at fair value
Investment contracts for account of policyholders	(109)	(20)	-	(3)	13	-	5	-	-	(114)	(19)
Derivatives	(2,317)	903	-	-	-	-	12	(30)	2	(1,431)	868
	(2,427)	883	-	(3)	13	-	17	(30)	2	(1,545)	848
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains/(losses) for the period during which the financial instrument was in Level III.

During 2014, Aegon transferred certain financial instruments from Level I and Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 485 million (2013: EUR 785 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2014, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Transfers from Level III amounted to EUR 712 million (2013: EUR 756 million).

256	Notes to the consolidated financial statements of Aegon N.V. Note 47

Significant unobservable assumptions

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2014	Range (weighted average)	December 31, 2013	Range (weighted average)
Assets carried at fair value
Available-for-sale investments
Shares	Broker quote	n.a.	134	n.a.	203	n.a.
	Other	n.a.	147	n.a.	119	n.a.
			280		322
Debt securities	Broker quote	n.a.	3,201	n.a.	2,605	n.a.
	Discounted cash flow	Discount rate	199	3% - 8% (7.88%)	202	3% -8% (6.62%)
	Discounted cash flow	Credit spread	223	0.8% - 3.3% (2.67%)	212	0.4% - 2.6% (2.33%)
	Other	n.a.	180	n.a.	143	n.a.
			3,803		3,162
Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	759	8.5%	696	8.2%
Investment funds	Net asset value	n.a.	104	n.a.	126	n.a.
Other	Other	n.a.	72	n.a.	4	n.a.
			934		826
At December 31			5,018		4,310
Fair value through profit or loss
Debt securities	Other	n.a.	17	n.a.	17	n.a.
			17		17
Other investments at fair value
Investment funds	Net asset value	n.a.	1,231	n.a.	1,217	n.a.
Other	Other	n.a.	6	n.a.	-	n.a.
			1,237		1,217
Derivatives 3)
Longevity swap	Discounted cash flow	Mortality	82	n.a.	128	n.a.
Other	Other	n.a.	110	n.a.	124	n.a.
			191		252
Real estate
Investments in real estate	Direct capitalization	Capitalization rate	580	4.50% - 11.00%	595	4.50% - 11.50%
	technique			(6.98%)		(7.3%)
	Appraisal value	n.a.	1,069	n.a.	809	n.a.
	Other	n.a.	143	n.a.	127	n.a.
			1,792		1,531
At December 31			3,237		3,017
Revalued amounts
Real estate held for own use	Direct capitalization	Capitalization rate	137	6.50% - 9.50%	129	6.50% - 9.50%
	technique			(7.86%)		(7.98%)
	Appraisal value	n.a.	100	n.a.	104	n.a.
	Other	n.a.	56	n.a.	25	n.a.
At December 31			293		258
Total assets at fair value 3)			8,547		7,585
Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	Credit spread	2,939	0.3%	1,213	0.5%
Other	Other	n.a.	71	n.a.	218	n.a.
Total liabilities at fair value			3,010		1,431
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
[3]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 129 million.

Annual Report on Form 20-F 2014

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2014. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

		December 31, 2014	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2013	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease		Increase	Decrease
Financial assets carried at fair value
Available-for-sale investments
Debt securities
ABS	a	199	8	(8)	202	19	(20)
Corporate bonds	b	223	26	(20)	212	25	(19)

Other investments at fair value
Tax credit investments	c	759	13	(13)	696	13	(13)
Fair value through profit or loss
Derivatives	d	82	14	(13)	128	11	(17)
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	e	2,939	180	(171)	1,213	37	(36)

The table above presents the impact on a fair value measurement of a change in an unobservable input for financial instruments. The impact of changes in inputs may not be independent, therefore the descriptions provided below indicate the impact of a change in an input in isolation:

a.	The primary unobservable assumptions used in fair value measurement of asset backed securities is in general a liquidity premium in the discount rate. Changing the liquidity premium changes the discount rate when using the discounted cash flow model. Increasing or decreasing the liquidity premium respectively decreases or increases the value of the investment. Aegon adjusted the discount rate with 100 basis points up or down for this input;
b.	For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread. An increase in credit spread results in a lower valuation, while a decrease in credit spread results in a higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input;
c.	Tax credit investments are measured at fair value using an internal model. The most significant unobservable input for valuation of these tax credits is the discount rate. Increasing or decreasing the discount rate would result in respectively a lower or higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input;
d.	The derivative included is a longevity index derivative. Most significant unobservable input is expected mortality. Changing the expected mortality changes the cash flow expectations from this derivative. Increasing (decreasing) the mortality rates decreases (increases) the value of the investment. Aegon adjusted longevity with 2% up or down for this input, compared to the expected mortality in determining the value of this derivative; and
e.	To determine the fair value of the bifurcated embedded derivatives related to guarantees, a discount rate is used including credit spread. An increase in the credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives. Aegon increased or decreased the credit spread by 20 basis points.

258	Notes to the consolidated financial statements of Aegon N.V. Note 47

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2014	Carrying amount December 31, 2014	Estimated fair value hierarchy			Total estimated fair value December 31, 2014
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	31,729	-	1	36,691	36,692
Private loans - held at amortized cost	2,058	-	73	2,381	2,454
Other loans - held at amortized cost	2,516	-	2,144	372	2,516

Liabilities
Trust pass-through securities - held at amortized cost	143	-	139	-	139
Subordinated borrowings - held at amortized cost	747	734	94	-	828
Borrowings - held at amortized cost	13,588	2,208	1,532	10,316	14,056
Investment contracts - held at amortized cost	14,985	-	5,542	9,951	15,492

2013	Carrying amount December 31, 2013	Estimated fair value hierarchy			Total estimated fair value December 31, 2013
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	29,369	-	2	32,867	32,869
Private loans - held at amortized cost	1,783	-	96	1,792	1,888
Other loans - held at amortized cost	2,381	-	2,034	348	2,381

Liabilities
Trust pass-through securities - held at amortized cost	135	-	122	-	122
Subordinated borrowings - held at amortized cost	44	-	73	-	73
Borrowings - held at amortized cost	10,813	1,916	1,527	7,659	11,101
Investment contracts - held at amortized cost	14,079	-	4,299	10,088	14,387

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

Fair value measurement

The description of Aegon’s methods of determining fair value and the valuation techniques are described on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for lack of liquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 107 million (2013: EUR 94 million) that are measured at par, which are reported as part of Other. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Annual Report on Form 20-F 2014

Real estate funds, private equity funds and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e. as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

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

Periodically, Aegon performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. Aegon’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or unpriced securities. Additionally, Aegon performs back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.

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

Aegon’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third-party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, Aegon’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and a liquidity premium to account for the illiquid nature of these securities. The liquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the liquidity premium for private placement securities to the overall valuation is insignificant.

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

260	Notes to the consolidated financial statements of Aegon N.V. Note 47

Residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is liquidity premium which is embedded in the discount rate.

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

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place.

Mortgage loans, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage loans and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield and maturity characteristics. For fixed interest mortgage loans, the market rate is adjusted for expenses, prepayment rates, lapse assumptions (unobservable inputs), liquidity and credit risk (market observable inputs). An increase in expense spread, prepayment rates and/or prepayment assumptions, would decrease the fair value of the mortgage loan portfolio. In 2014, Aegon updated the fair value calculation of its Dutch mortgage loans based on additional market observable data. This resulted in an increase in the discount rate used to present value the future cash flows, mainly driven by an increase in the cost of funds. The carrying value, at amortized cost, of Dutch mortgage loans on Aegon’s balance sheet has not been impacted by the update of the fair value calculation.

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

Annual Report on Form 20-F 2014

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

In the fourth quarter of 2014 Aegon changed the discount rate used in measuring the fair value of the majority of its euro-denominated derivatives positions in the Netherlands. The valuation changed from using Euribor Swap curves to a valuation based on the Overnight Index Swap (OIS) curve. The valuation based on the OIS curve better reflects the value of these derivatives positions in case of an exit or settlement. The change in estimate had a positive effect of EUR 80 million on income before tax.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

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

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include Guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.3% (2013: 0.5%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the Credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments over other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

In 2013, Aegon updated the way it extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate of 4.25% from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (EUR, USD and GBP) is set at 30 years. Additionally, Aegon updated the manner in which it estimates guarantees embedded within individual life contracts in the Netherlands. The impact on income before tax of these updates, in 2013, was EUR 27 million negative.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 38 Guarantees in insurance contracts for more details about Aegon’s guarantees.

262	Notes to the consolidated financial statements of Aegon N.V. Note 47

Real estate

Valuations of both investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the balance sheet date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been rented to a third party.

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

The expected returns are based on risk-free rates, such as the current London Interbank Offered Rate (LIBOR) swap rates and associated forward rates, the Overnight Index Swap (OIS) curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter-relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Trust pass-through securities and subordinated borrowings

Trust pass-through securities and subordinated borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). For the determination of the fair value of these instruments, the level hierarchy as described by IFRS is used. The preferred method of obtaining the fair value of the fair value option bonds is the quoted price (Level I). In case markets are less liquid or the quoted prices are not available, an internal model is used, based on parameters which are market observable (Level II). Aegon uses a discounted cash flow method including yield curves such as deposit rates, floating rates and 3-month swap rates. In addition, Aegon includes own credit spread based on Aegon’s credit default swap curve.

Annual Report on Form 20-F 2014

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

	2014		2013
	Trading	Designated	Trading	Designated
Investments for general account	150	4,746	121	4,712
Investments for account of policyholders	-	190,366	-	164,037
Derivatives with positive values not designated as hedges	25,792	-	12,725	-
Total financial assets at fair value through profit or loss	25,943	195,112	12,846	168,749

Investment contracts for account of policyholders	-	38,220	-	32,628
Derivatives with negative values not designated as hedges	24,797	-	11,326	-
Borrowings	-	571	-	1,017
Total financial liabilities at fair value through profit or loss	24,797	38,791	11,326	33,645

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

Investments for general account backing insurance and investment liabilities, that are carried at fair value with changes in the fair value recognized in the income statement, are designated at fair value through profit or loss. The Group elected to designate these investments at fair value through profit or loss, as a classification of financial assets as available-for-sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity, while changes to the liability would be reflected in net income (accounting mismatch).

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

In addition, the investment for account of policyholders include with profit assets, where an insurer manages these assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with the Group’s accounting policies, these assets have been designated as at fair value through profit or loss.

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

Borrowings

Borrowings designated as at fair value through profit or loss includes financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives (note 39 Borrowings).

264	Notes to the consolidated financial statements of Aegon N.V. Note 48

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2014		2013
	Trading	Designated	Trading	Designated
Net gains and (losses)	7,602	4,839	8,672	6,263

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

48 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2015. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2014		2013
	Purchase	Sale	Purchase	Sale
Real estate	-	34	-	7
Mortgage loans	388	60	330	44
Private loans	122	-	106	-
Other	422	-	364	-

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

Other commitments and contingencies

	2014	2013
Guarantees	732	662
Standby letters of credit	30	40
Share of contingent liabilities incurred in relation to interests in joint ventures	18	64
Other guarantees	22	27
Other commitments and contingent liabilities	25	22

Guarantees include those guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States. Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

Contractual obligations

An Aegon N.V. indirect US life subsidiary has a net worth maintenance agreement with its subsidiary Transamerica Life (Bermuda) Ltd, pursuant to which Transamerica Life Insurance Company, a US life insurance subsidiary, will provide capital sufficient to maintain a S&P ‘AA’ financial strength rating and capital sufficient to comply with the requirements of the countries in which its branches are located.

Annual Report on Form 20-F 2014

Aegon USA, LLC, a wholly-owned subsidiary of Aegon N.V., has provided a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As of December 31, 2014, this amounted to EUR 1,595 million (2013 EUR: 1,333 million).

Aegon N.V. entered into a contingent capital letter for an amount of JPY 7.5 billion (EUR 52 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

¿	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation, Aegon USA, LLC, and Commonwealth General Corporation. At December 31, 2014, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 2,403 million (2013: EUR 2,392 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 114 million (2013: EUR 158 million); as of that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2014 amounted to EUR 3,099 million (2013: EUR 2,633 million). As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,275 million (2013: EUR 1,089 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
¿	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 552 million (2013: EUR 485 million);
¿	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2014.

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

In addition, the insurance industry has routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. In this context, Aegon refers to the unclaimed property examinations that unclaimed property administrators and state insurance regulators performed of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Among these were multi-state examinations that included the collective action of many states. Additionally, some states conducted separate examinations or instituted separate enforcement actions in regard to unclaimed property laws and related claims settlement practices. As other insurers in the United States have done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas established reserves related to this matter of approximately EUR 117 million since 2011. Like various other major insurers in the United States, Aegon subsidiaries in the United States entered into settlements with insurance regulators regarding claims settlement practices. Certain examinations are still ongoing. While Aegon believes the reserves it has established for these unclaimed property matters are adequate to cover expected obligations, there can be no assurances that actual exposures may not exceed reserve amounts or that additional sources of liability related to those examinations or other unclaimed property-related matters will not arise in the future.

266	Notes to the consolidated financial statements of Aegon N.V. Note 48

Aegon subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. There is a risk that Aegon is not able to resolve some or all such matters in the manner that it expects. In certain instances, Aegon subsidiaries modified business practices in response to such inquiries or the findings thereof. Regulators may seek fines or other monetary penalties or changes in the way Aegon conducts its business. For example, in 2014 the UK Financial Conduct Authority fined Aegon GBP 8.3 million for past sales practices related to accident insurance products sold by an affinity marketing unit that was active in several European countries and as to which Aegon elected to cease writing new business.

Aegon has also sought and intends to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances. Aegon refers to the settlement Aegon reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis in The Netherlands, two major customer interest groups. In 2012, Aegon accelerated certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies. With these measures, Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance for certain existing unit-linked products. These principles were the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry made a strong appeal to all industry participants to apply its principles. As a result of this acceleration, Aegon took a one-off charge of EUR 265 million before tax in 2012. In addition, Aegon decided to reduce future policy costs for the large majority of its unit-linked portfolio. At the time of that acceleration, that decision was expected to decrease income before tax over the remaining duration of the policies by approximately EUR 125 million in aggregate, based on the present value at the time of the decision. While parties such as the Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) supported the arrangements reached with customer interest groups, the public debate over the adequacy generally of these and other arrangements, as well as discussions in the Dutch Parliament, continue and may lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of these matters, including what actions, if any, Aegon may take in response thereto, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. For example, the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) issued a request to the insurance industry to contact certain customers to determine whether unit-linked products sold in the past, actually perform as originally contemplated. Aegon has actively responded to that request by contacting customers to assess the performance of these products in the context of the then current objectives of that customer and to solicit an informed decision by those customers whether or not to continue with, make changes to or terminate these products (‘activeren van klanten’). This process is actively monitored by the AFM, including the percentage of customers contacted. Sanctions may be imposed if the AFM determines that an insurer did not conduct this process adequately as well as timely. The perceived adequacy of this process is being monitored by the Dutch Parliament and may impact the likelihood of future legislation. Any changes in legislation, regulatory requirements or perceptions of commercial necessity may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

In general, individual customers as well as policyholder advocate groups and their representatives, continue to focus on the level of fees and other charges included in products sold by the insurance industry (including Aegon), as well as the transparency of disclosure regarding such fees and charges and other product features and risks. In 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “KoersPlan” product. Between 1989 and 1998, Aegon has issued, sold or advised on approximately 600,000 KoersPlan products. In 2011, the Court of Appeal had ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the death benefit embedded in those products. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to KoersPlan customers. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation and took a charge of EUR 25 million in 2013 in connection therewith. In 2014, Aegon announced that it would voluntarily compensate holders of KoersPlan products that were not plaintiffs in the litigation. The compensation amounts to the difference, if any, between the amount of premium charged by Aegon for a comparable risk in a product providing only death benefit coverage over the same period, and the premium (if higher) actually charged by Aegon in connection with the KoersPlan product. This voluntary product improvement was supported by the consumer interest group that initiated the court action over the KoersPlan product, Stichting Koersplandewegkwijt. However, another interest group, Stichting Woekerpolisproces, announced in 2014 that it expected in the future to file a claim in court against Aegon, alleging that the compensation is too low and should be paid not only to all KoersPlan policyholders, but also to holders of all other tontine saving plan products (Spaarkassen) as well as to all holders of other products sold by Aegon with a death benefit (and corresponding premium payment obligation). It is not yet possible to determine what actions, if any, Aegon may take in connection with any such expectations, or demands or claims, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position.

Annual Report on Form 20-F 2014

Aegon expects this to remain an industry issue for the foreseeable future. In 2013, the Klachteninstituut Financiële Dienstverlening (KIFID), rendered an interim decision against another insurance company in The Netherlands. KIFID is an independent body that offers an alternative forum for customers to file complaints or claims over financial services. Its decisions may be appealed to the courts. In its interim decision, KIFID found that the consumer had not been adequately informed of the so-called initial costs embedded within its unit linked policy, nor of the leverage component thereof, and challenged the contractual basis for the charges. There are claims pending with KIFID filed by customers over Aegon products and that arguably include similar allegations.

In June 2014, the Attorney General to the European Court of Justice gave its non-binding advisory opinion to the European Court of Justice on preliminary questions raised in a court case pending before the District Court in Rotterdam against another insurance company in The Netherlands. The main preliminary question being considered by the European Court of Justice is whether European law permits the application of information requirements based on general principles of Dutch law that potentially extend beyond information requirements as explicitly prescribed by local laws and regulations in force at the time the policy was written. The opinion of the Attorney General refers to disclosure requirements existing under European law, as well as the possibility for national rules to embed principles of transparency of disclosure. The European Court will render a judgment in 2015. It is possible that a judgment, although it may clarify a question of legal principle only and would be rendered in a case against another insurer, may ultimately be used by plaintiffs against Aegon or to support potential claims against Aegon. Future claims based on emerging legal theories could have a material adverse effect on Aegon’s results of operations and financial condition.

Proceedings in which Aegon is involved

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim relates to a range of unit-linked products that Aegon sold in the past, including products over which Aegon was involved in litigation in the past, like the KoersPlan product. The new claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made in earlier court cases. There can be no assurance that the claim from Vereniging Woekerpolis.nl may not ultimately have a material adverse effect on Aegon’s results of operations or financial position.

A group of holders of unit-linked policies filed a claim in civil court against Aegon in Poland over the fees payable by a customer in case of early surrender of the policy contract. Polish law allows a group of individuals to file a claim jointly. Individuals need to specifically opt-in and damages may be claimed for that particular class. Policyholders also filed individual claims. While all fees were explicitly disclosed to policyholders at the time of investment in policy documentation, the plaintiffs allege they are too high. In October 2014, the Polish Office of Competition and Consumer Protection fined Aegon for an amount of EUR 5.6 million in relation to its communication around this matter. While this fine was not directly related to the civil claim, for reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure of its unit-linked policies. Aegon recorded a charge of EUR 23 million in the fourth quarter of 2014 in connection therewith. There can be no assurances that ultimately the exposure to Aegon in connection with allegations such as those underlying the claims in Poland, would not have a material adverse effect on Aegon’s results of operations or financial position.

Aegon subsidiaries and other US industry participants have been named in representative and purported class action lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. In addition to services provided to third party plan sponsors in connection with its pension recordkeeping services, Aegon’s primary US operating unit has been named as a defendant in an action relating to allegedly excessive fees in connection with the 401(k) plan provided to its own employees. Matters like these are being defended vigorously; however, at this time, due to the nature and the type of claims, it is not practicable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any. There can be no assurance that such claims may not have a material adverse effect on Aegon’s results of operations or financial position.

Aegon’s US operations also face employment-related lawsuits from time to time. For example, Aegon is currently defending claims related to alleged misclassification under the Fair Labor Standards Act (which, if those employees classified as exempt were classified as non-exempt would, among other things, potentially entitle such employees to overtime pay under certain circumstances). Aegon is also defending itself in a suit filed by self-employed independent insurance agents associated with one of Aegon’s financial marketing units who have claimed that they are, in fact, employees of the organization. While Aegon believes these independent contractors are not employees, if Aegon were not to prevail on that point, there can be no assurance that the outcome would not have a material effect on Aegon’s results of operations and financial condition. It is not practicable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any.

268	Notes to the consolidated financial statements of Aegon N.V. Note 49

A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker over an alleged contract dispute that arose in 1976. That dispute was resolved in Delaware court for USD 235,000 plus interest. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian court recently issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment interest of approximately USD 120 million. Aegon believes the Nigerian court decided the matter incorrectly and intends to appeal the decision in Nigeria as well as to contest any effort by the plaintiff to collect on the judgment. Aegon has no material assets located in Nigeria.

On January 13, 2015, the Dutch court approved a request filed by Optas Pensioenen N.V., a wholly owned subsidiary of Aegon, to remove restrictions on the capital of the harbor workers’ former pension fund Optas. Restrictions may be removed three months from the date of the court ruling, after the appeal period expires. Once the restrictions have been removed, pursuant to their agreement entered into in April 2014, Aegon will make a payment to Stichting Belangenbehartiging Pensioengerechtigden van de Vervoer- en Havenbedrijven and will contribute an amount to help mitigate the effect for harbor workers of a reduction in the tax-free pension allowance in the Netherlands. Aegon recorded a charge of EUR 95 million in the fourth quarter of 2014.

Future lease payments

		2014			2013
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Operating lease obligations	79	170	231	66	164	253
Operating lease rights	64	150	59	58	149	49

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancellable subleases was nil (2013: EUR 7 million).

The operating lease rights relate to non-cancellable commercial property leases.

49 Transfers of financial assets

Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual rights to receive the cash flows of the transferred financial asset, but assumes a contractual obligation to pay the cash flows to one or more recipients in that arrangement.

In the normal course of business Aegon is involved in the following transactions:

¿	Transferred financial assets that are not derecognized in their entirety:

¿	Securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash collateral is not recognized on the balance sheet; and

¿	Repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred, but are not derecognized. The obligation to repay the cash received is recognized as a liability.

¿	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);

¿	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement:

¿	Securitizations whereby mortgage loans are transferred to a securitization vehicle which is not part of the Group and where Aegon has a continuing involvement in the transferred assets;

¿	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and

¿	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.

The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial asset that are derecognized in their entirety, but where Aegon has a continuing involvement and assets accepted and pledged as collateral.

Annual Report on Form 20-F 2014

49.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2014
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	250	7,840	24	645
Carrying amount of associated liabilities	264	7,999	25	660

	2013
		Available-for-sale financial assets	Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	264	7,994	31	436
Carrying amount of associated liabilities	281	8,051	32	447

Securities lending and repurchase activities

The table above includes financial assets that have been transferred to another party under securities lending and repurchase activities.

Aegon retains substantially all risks and rewards of those transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets. Non-cash collateral is not recognized in the statement of financial position. Cash collateral is recorded on the statement of financial position as an asset and an offsetting liability is established for the same amount as Aegon is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned. Refer to note 49.3 Assets accepted and note 49.4 Assets pledged for an analysis of collateral accepted and pledged in relation to securities lending and repurchase agreements.

49.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirely as per year-end 2014 and 2013.

270	Notes to the consolidated financial statements of Aegon N.V. Note 49

49.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2014	2013
Carrying amount of transferred financial assets	6,966	6,347
Fair value of cash collateral received	4,145	4,165
Fair value of non-cash collateral received	2,457	2,286
Net exposure	364	(104)
Non-cash collateral that can be sold or repledged in the absence of default	1,689	1,517
Non-cash collateral that has been sold or transferred	-	-

Reverse repurchase agreements	2014	2013
Cash paid for reverse repurchase agreements	4,722	2,752
Fair value of non-cash collateral received	4,751	2,782
Net exposure	(29)	(31)
Non-cash collateral that can be sold or repledged in the absence of default	3,877	1,704
Non-cash collateral that has been sold or transferred	-	-

The above items are conducted under terms that are usual and customary to standard securities lending activities, as well as requirements determined by exchanges where the bank acts as intermediary.

In addition, Aegon can receive collateral related to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. Refer to the credit risk section in note 4 Financial risks for details on collateral received for derivative transactions.

49.4 Assets pledged

Aegon pledges assets that are on its statement of financial position in securities borrowing transactions, in repurchase transactions, in derivative transactions and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral.

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

Annual Report on Form 20-F 2014

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2014	2013
General account (contingent) liabilities	3,463	3,154
Collateral pledged	4,469	4,016
Net exposure	(1,006)	(863)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2014	2013
Cash received on repurchase agreements	1,758	2,252
Collateral pledged (transferred financial assets)	1,793	2,377
Net exposure	(35)	(125)

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 8.2 billion (2013: EUR 5.4 billion) have been pledged as security for notes issued (note 39 Borrowings). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 1,419 million (2013: EUR 1,852 million).

50 Offsetting, enforceable master netting arrangements and similar agreements

The following table provides details relating to the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities.

				Related amounts not set off in the statements of financial position
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
2014
Derivatives	27,221	1	27,220	21,885	4,034	1,300
At December 31	27,221	1	27,220	21,885	4,034	1,300

2013
Derivatives	13,217	30	13,187	9,728	2,964	496
At December 31	13,217	30	13,187	9,728	2,964	496

				Related amounts not set off in the statements of financial position
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount
2014
Derivatives	22,638	1	22,637	21,542	198	897
At December 31	22,638	1	22,637	21,542	198	897

2013
Derivatives	10,419	30	10,389	9,885	86	418
At December 31	10,419	30	10,389	9,885	86	418

272	Notes to the consolidated financial statements of Aegon N.V. Note 51

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

51 Business combinations

Acquisitions

2014

There were no material acquisitions during 2014.

2013

On February 8, 2013, Aegon closed the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. Fidem Life was rebranded ‘Aegon Ukraine’ and is integrated into the governance and management structure of Aegon CEE.

2012

There were no material acquisitions during 2012.

Divestments/Disposals

2014

On October 15, 2014, Aegon reached an agreement with Wilton Re to sell its Canadian operations for a total consideration of CAD 0.6 billion (EUR 0.4 billion). Closing of the transaction is subject to obtaining regulatory approval. As a result, the Canadian operations of Aegon have been classified as a disposal group held for sale at year-end 2014. The sale is expected to result in a book loss, excluding revaluation reserves, of approximately EUR 0.8 billion, that will be recognized as a result on disposal on the date that the transaction is closed.

2013

On June 12, 2013, Aegon UK announced the sale of national independent financial advisor (IFA) Positive Solutions to Intrinsic Financial Services. The loss on the sale amounted to EUR 22 million. The sale was completed in the third quarter of 2013.

On December 30, 2013, Aegon Czech Republic has completed the sale of its local pension business. The consideration amounted to EUR 6 million and resulted in a book loss, in 2013, of EUR 7 million.

2012

There were no divestments/disposals during 2012.

Annual Report on Form 20-F 2014

52 Group companies

Subsidiaries

The principle subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

¿	Aegon USA, LLC, Cedar Rapids, Iowa (United States);

¿	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States);

¿	Transamerica Casualty Insurance Company, Columbus, Ohio (United States);

¿	Stonebridge Life Insurance Company, Rutland, Vermont (United States);

¿	Transamerica Financial Life Insurance Company, Inc., Albany, New York (United States);

¿	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States);

¿	Transamerica Life Canada, Toronto, Ontario (Canada)—Held for sale since fourth quarter of 2014; and

¿	Transamerica Premier Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

¿	Aegon Bank N.V., Utrecht;

¿	Aegon Levensverzekering N.V., The Hague;

¿	Aegon Schadeverzekering N.V., The Hague;

¿	Optas Pensioenen N.V., Rotterdam;

¿	Aegon Spaarkas N.V., The Hague;

¿	Unirobe Meeùs Groep B.V., The Hague;

¿	TKP Pensioen B.V., Groningen; and

¿	Aegon Hypotheken B.V., The Hague.

United Kingdom

¿	Scottish Equitable plc, Edinburgh; and

¿	Origen Financial Services Ltd., London.

New Markets

¿	Aegon Espãna S.A., Madrid (Spain) (99.98%);

¿	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Hungary);

¿	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Poland);

¿	Aegon Life Ukraine PJSC, Kiev (Ukraine); and

¿	Aegon PENSII—Societate de Administrare a Fondurilor de Pensii Private S.A., Clui (Romania).

¿	Transamerica (Bermuda) Ltd., Hamilton, Bermuda.

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

274	Notes to the consolidated financial statements of Aegon N.V. Note 53

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

¿	AMVEST Vastgoed B.V., Utrecht (50%), property management and development.

New Markets

¿	Aegon-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%);

¿	Aegon Sony Life Insurance Cy, Tokyo (Japan), life insurance company (50%);

¿	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain), life insurance and pension company (50%);

¿	Aegon Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain), non-life insurance company (51%);

¿	Aegon Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain), life insurance company (51%);

¿	Aegon Santander Portugal Vida—Companhia de Seguros de Vida S.A., Lisbon (Portugal), life insurance company (51%);

¿	Aegon Santander Portugal Não Vida—Companhia de Seguros S.A., Lisbon (Portugal), non-life insurance company (51%); and

¿	Aegon Industrial Fund Management Co., Ltd, Shanghai (China), investment management company (49%).

Refer to note 25 Investments in joint ventures for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment.

Americas

¿	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil), life insurance company (50%).

The Netherlands

¿	N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague, life reinsurance company (33.3%).

United Kingdom

¿	Tenet Group Limited, Leeds, independent financial advisers (22%); and

¿	7IM, London, investment management company (25.1%).

New Markets

¿	La Mondiale Participations S.A., Lille (France), life insurance and pension company (35%)—Held for sale since fourth quarter of 2014; and

¿	Aegon Religare Life Insurance Company, Mumbai (India), life insurance company (26%).

Refer to note 26 Investments in associates for further details on these investments.

53 Related party transactions

Related party transactions include, among others, transactions between Aegon N.V. and Vereniging Aegon.

On May 22, 2014, and with effect of May 21, 2014, Vereniging Aegon exercised its options rights to purchase in aggregate 2,320,280 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management.

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

On May 29, 2013, the Articles of Association of Aegon N.V. were amended, which included the conversion of all outstanding 329,773,000 preferred shares A and B with a nominal value of EUR 0.25 each, all owned by Vereniging Aegon, into 120,713,389 common shares and 566,313,694 common shares B with a nominal value of EUR 0.12 each. The financial rights attached to a common share B was determined at 1/40th of the financial rights attached to a common share, (see also the section ‘Major Shareholders’).

Annual Report on Form 20-F 2014

On May 29, 2013, Aegon N.V. and Vereniging Aegon entered into an amendment of the 1983 Amended Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option on common shares B to keep or restore its total stake at 32.6% irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6% (see also the section ‘Major Shareholders’).

On May 29, 2013, Aegon N.V. and Vereniging Aegon entered into a Voting Rights Agreement, which ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and only one vote for every 40 common shares B it holds, (see also the section ‘Major Shareholders’).

On February 15, 2013, Aegon N.V. and Vereniging Aegon reached an agreement to simplify the capital structure of Aegon N.V. and to exchange all of Aegon’s preferred shares for cash and common shares, subject to approval by the annual General Meeting of Shareholders, which was given on May 15, 2013.

On October 15, 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 3,907,000 class B preferred shares at par value to mitigate dilution caused by Aegon’s issuance of shares on September 15, 2012, being the interim dividend 2012 in the form of stock dividend.

On August 15, 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 4,114,000 class B preferred shares at par value to mitigate dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock dividend.

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, the CEO’s of Aegon USA, Aegon the Netherlands, Aegon UK and Aegon Central & Eastern Europe, and Aegon’s Chief Risk Officer. The total remuneration for the members of the Management Board over 2014 was EUR 14.9 million (2013: EUR 15.2 million), consisting of EUR 5.1 million (2013: EUR 5.0 million) fixed compensation, EUR 5.2 million variable compensation awards (2013: EUR 6.3 million), EUR 2.0 million (2013: EUR 1.3 million) other benefits and EUR 2.6 million (2013: EUR 1.6 million) pension premiums.

In 2013 and 2012 a special tax-levy (‘crisis tax’), as introduced by the Dutch government, was accrued for the members of the Management Board employed in the Netherlands. In 2013 this amounted to EUR 1.0 million and in 2012 to EUR 0.6 million. The special tax levy is no longer applicable as from 2014. Expenses as recognized under IFRS in the income statement for variable compensation and pensions differ from the variable compensation awards and pension premiums paid due to the accounting treatment under respectively IFRS 2 and IAS 19. IFRS expenses related to variable compensation amounted to EUR 5.6 million (2013: EUR 6.3 million) and EUR 2.0 million (2013: EUR 1.7 million) for pensions.

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ‘000, except where indicated otherwise).

Remuneration of members of the Executive Board

The information below reflects the compensation and various related expenses for members of the Executive Board. Under the current remuneration structure, rewards are paid out over a number of years, or in the case of shares, vest over a number of years. This remuneration structure has made it more relevant to present rewards earned during a certain performance year instead of what was received in a certain year.

Fixed compensation

In EUR thousand	2014	2013	2012
Alexander R. Wynaendts	1,154	1,049	1,049
Darryl D. Button 1)	753	475	-
Jan J. Nooitgedagt 2)	-	434	744

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Fixed compensation is disclosed for the period that Mr. Button has been part of the Executive Board. In his position as CFO and member of Aegon’s Executive Board Mr. Button earned an annual base salary of USD 1 million.
[2]	Mr. Nooitgedagt’s fixed compensation is reflective of his time with Aegon until retirement as of August 1, 2013.

276	Notes to the consolidated financial statements of Aegon N.V. Note 53

Conditional variable compensation awards

In EUR thousand	2014	2013	2012
Alexander R. Wynaendts	913	1,032	1,018
Darryl D. Button 1)	600	468	-
Jan J. Nooitgedagt 2)	-	434	699

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s conditional variable compensation is reflective of his time with Aegon until retirement as of August 1, 2013.

The amounts in the table represent the conditional variable compensation awards earned during the related performance year. Expenses recognized under IFRS accounting treatment in the income statement for conditionally awarded cash and shares differ from the awards. For the performance year 2014 and previous performance years, expenses under IFRS for Mr. Wynaendts amounted to EUR 958 (2013: EUR 1,026; 2012: EUR 1.093).

For Mr. Button, the expenses under IFRS with regard to conditionally awarded cash and shares recognized in the income statement during the performance year 2014 for his role as CFO and member of Aegon’s Executive Board amounted to EUR 466 (2013: EUR 288). In performance year 2013 and previous performance years Mr. Button has been awarded with variable compensation in his role as CFO of Americas and Head of Corporate Financial Center. The related expenses under IFRS for those awards recognized in 2014 for the period that Mr. Button has been part of the Executive Board amount to EUR 372 (2013; EUR 500).

In 2013, expenses recognized in the income statement for Mr. Nooitgedagt amounted to EUR 836 (2012: EUR 736). Under IFRS, expenses related to conditional variable compensation awards are recognized in full at retirement date. Therefore, expenses under IFRS in 2013 for Mr. Nooitgedagt relate to the conditional variable compensation awards for the performance year 2013 as well as for previous performance years. The vesting conditions and applicable holding periods for the awards of Mr. Nooitgedagt remain nevertheless unchanged. Mr. Nooitgedagt retired on August 1, 2013 and he has been awarded no variable compensation in 2014.

2014

Over the performance year 2014, Mr. Wynaendts was awarded EUR 913 in total conditional variable compensation. Mr. Button was awarded EUR 600.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2014, 40% is payable in 2015. Accordingly, Mr. Wynaendts and Mr. Button will receive a cash payment of EUR 183 and EUR 120 respectively. The number of shares to be made available in 2015 relating to performance year 2014 is 27,105 and 17,302 for Mr. Wynaendts and Mr. Button respectively. To the vested shares, with the exception of shares sold to meet income tax obligations, a retention (holding) period is applicable for a future three years, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2014 (60%), for Mr. Wynaendts EUR 274 and 40,656 shares and for Mr. Button EUR 180 and 25,956 shares, is to be paid out in equal portions in 2016, 2017 and 2018, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, with the exception of shares sold to meet income tax obligations, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

2013

During the performance year 2013, Mr. Wynaendts was awarded EUR 1,032 in total conditional variable compensation. Mr. Button was awarded EUR 468 for the period he served as member of the Executive Board.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2013, 40% was payable in 2014. Accordingly, Mr. Wynaendts and Mr. Button received a cash payment of EUR 206 and EUR 94 respectively. The number of shares that was made available in 2014 related to performance year 2013 was 41,961 and 19,146 for Mr. Wynaendts and Mr. Button respectively. The vested shares, with the exception of shares sold to meet income tax obligations, are subject to a three year retention (holding) period before they are at the disposal of the Executive Board members.

Annual Report on Form 20-F 2014

The remaining part of variable compensation for the performance year 2013 (60%), for Mr. Wynaendts EUR 309 and 62,943 shares and for Mr. Button EUR 140 and 28,716 shares, is to be paid out in equal portions in 2015, 2016 and 2017, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in cash payment and an allocation of shares vesting. To the vested shares, with the exception of shares sold to meet income tax obligations, a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members.

Mr. Nooitgedagt was awarded EUR 434 variable compensation for the period he served as a member of the Executive Board in 2013. Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2013, 40% is payable in 2014. Accordingly, Mr. Nooitgedagt will receive a cash payment of EUR 87. The number of shares to be made available in 2014 related to performance year 2013 is 17,650. Of the remaining 60%, EUR 130 and 26,478 shares is to be paid out in future years, is subject to ex-post assessments, which may result in downward adjustments. In each of the years 2015, 2016 and 2017, equal portions of the deferred variable compensation over 2013 may be made available. Any payout will be split 50/50 in cash payment and an allocation of shares vesting. The vested shares (with the exception of shares sold to meet income tax obligations) are subject to a three year retention (holding) period before they are at the disposal of Mr. Nooitgedagt.

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

278	Notes to the consolidated financial statements of Aegon N.V. Note 53

The table below illustrates all the conditionally awarded cash and shares of the members of the Executive Board, and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned:

	Conditional granted performance related remuneration		Timing of vesting, subject to targets and conditions
Shares by reference period			2012		2013		2014	2015	2016	2017	2018
Alexander R. Wynaendts
2007	18,506 5)		9,253		-		-	-	9,253	-	-
2009-2011	147,296 6)		147,296		-		-	-	-	-	-
2010-2012	112,040 7)		-		112,040	7)	-	-	-	-	-
20111)	86,519		34,607		17,304		17,304	17,304	-	-	-
20122)	162,776		-		65,111		32,555	32,555	32,555	-	-
20133)	104,904		-		-		41,961	20,981	20,981	20,981	-
20144)	67,761		-		-		-	27,105	13,552	13,552	13,552
Total number of shares	699,802		191,156		194,455		91,820	97,945	76,341	34,533	13,552
Darryl D. Button
20133)	47,862		-		-		19,146	9,572	9,572	9,572	-
20144)	43,258		-		-		-	17,302	8,652	8,652	8,652
Total number of shares	91,120		-		-		19,146	26,874	18,224	18,224	8,652
Jan J. Nooitgedagt
2009-2011	96,663	6)	96,663		-		-	-	-	-	-
2010-2012	82,427	7)	-		82,427	7)	-	-	-	-	-
20111)	56,251		22,501		11,250		11,250	11,250	-	-	-
20122)	111,851		-		44,741		22,370	22,370	22,370	-	-
20133)	44,128		-		-		17,650	8,826	8,826	8,826	-
20144)	-		-		-		-	-	-	-	-
Total number of shares	347,192		119,164		138,418		51,270	42,446	31,196	8,826	-
Cash (in EUR)
Alexander R. Wynaendts
2011	245,385	8)	0	8)	81,795		81,795	81,795	-	-	-
20122)	508,840		-		203,536		101,768	101,768	101,768	-	-
20133)	515,816		-		-		206,327	103,163	103,163	103,163	-
20144)	456,643		-		-		-	182,656	91,329	91,329	91,329
Total cash	1,726,684		-		285,331		389,890	469,382	296,260	194,492	91,329
Darryl D. Button
20133)	233,834		-		-		93,533	46,767	46,767	46,767	-
20144)	300,120							120,048	60,024	60,024	60,024
Total cash	533,954		-		-		93,533	166,815	106,791	106,791	60,024
Jan J. Nooitgedagt
2011	159,540	9)	0	9)	53,180		53,180	53,180	-	-	-
20122)	349,646		-		139,859		69,929	69,929	69,929	-	-
20133)	216,980		-		-		86,792	43,396	43,396	43,396	-
20144)	-		-		-		-	-	-	-	-
Total cash	726,166		-		193,039		209,901	166,505	113,325	43,396

[1]	The number of shares is based on a share grant price of EUR 4.727. After vesting a 3 year holding period applies to shares vested.
[2]	The number of shares is based on a share grant price of EUR 3.126. After vesting a 3 year holding period applies to shares vested.
[3]	The number of shares is based on a share grant price of EUR 4.917. After vesting a 3 year holding period applies to shares vested.
[4]	The number of shares is based on a share grant price of EUR 6.739. After vesting a 3 year holding period applies to shares vested.
[5]	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares vested in 2012 and 50% will vest in 2016.
[6]	These shares vested in 2012 and are subject to an additional two year holding period.
[7]	These shares vested in 2013 on basis of actual realized performance and are subject to an additional two year holding period.
[8]	The performance related cash remuneration granted over 2011, payable in 2012, of EUR 163,591 was waived by Mr. Wynaendts.
[9]	The performance related cash remuneration granted over 2011, payable in 2012, of EUR 106,359 was waived by Mr. Nooitgedagt.

Annual Report on Form 20-F 2014

Other benefits

In EUR thousand	2014	2013	2012
Alexander R. Wynaendts	151	132	111
Darryl D. Button 1)	583	508	-
Jan J. Nooitgedagt 2)	-	40	78

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s other benefits are reflective of his time with Aegon until retirement as of August 1, 2013.

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group. For Mr. Button, these benefits also include expenses related to his expatriation from the United States to the Netherlands, borne by the Group.

Pension contributions

In EUR thousand	2014	2013	2012
Alexander R. Wynaendts	1,728	652	1,228
Darryl D. Button 1)	177	114	-
Jan J. Nooitgedagt 2)	-	106	458

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s pension contributions are reflective of his time with Aegon until retirement as of August 1, 2013.

The amounts as presented in the table are the pension contributions in the related book year. The 2014 contribution for Mr. Wynaendts to the Aegon pension funds reflects the increase to his fixed salary as well the current low interest rates. Under IFRS, the service cost as recognized in the income statement related to the defined benefit obligation of Mr. Wynaendts amounted to EUR 951 (2013: EUR 736; 2012: EUR 580). Service cost for Mr. Button amounted to EUR 177 (2013: for Mr. Button EUR 114).

Total

The total amount of remuneration for Mr. Wynaendts related to 2014 was EUR 3,947 (2013: EUR 3,282; 2012: EUR 3,717), for Mr. Button EUR 2,113 (2013: EUR 1,619) and for Mr. Nooitgedagt EUR nil (2013: EUR 1,203; 2012: EUR 2,152). The remuneration of Mr. Button is charged from his home country to The Netherlands. These charges are subject to Dutch VAT, which is an expense for Aegon. The amount of VAT liable over 2014 is EUR 444. The special tax-levy (‘crisis tax’), as introduced by the Dutch government for Dutch employees, is no longer applicable as from 2014. The special tax-levy caused an increase of Aegon’s total remuneration expenses for Alexander R. Wynaendts of EUR 417 in 2013 (2012: EUR 311) for Darryl D. Button EUR 54 in 2013 (disclosed for the period that Mr. Button has been part of the Executive Board) and for Jan J. Nooitgedagt EUR 190 in 2013 (2012: EUR 173).

280	Notes to the consolidated financial statements of Aegon N.V. Note 53

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2014 by Mr. Wynaendts and Mr. Button amount to 295,734 and 82,340 (2013: 248,332 and 72,872) respectively. For each of the members of the Executive Board, the shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with Aegon totaling EUR 735,292 (2013: EUR 735,292) with interest rates of 4.0%, 4.2% and 4.4%.

Remuneration of active and retired members of the Supervisory Board

In EUR	2014	2013	2012
Robert J. Routs	134,000	140,000	109,250
Irving W. Bailey, II	122,750	136,250	98,000
Robert W. Dineen (as of May 21, 2014)	70,125	-	-
Shemaya Levy	94,125	112,000	104,500
Ben van der Veer	104,125	105,000	101,250
Dirk P.M. Verbeek	92,000	105,000	101,250
Leo M. van Wijk	86,000	97,000	86,250
Corien M. Wortmann-Kool (as of May 21, 2014)	55,250	-	-
Dona D. Young (as of May 15, 2013)	118,000	77,125	-
Total for active members	876,375	772,375	600,500
Antony Burgmans (up to April 1, 2014)	15,000	87,000	87,000
Karla M.H. Peijs (up to September 30, 2013)	-	71,500	78,250
Kornelis J. Storm (up to May 21, 2014)	33,750	91,000	83,000
Total remuneration	925,125	1,021,875	848,750
VAT liable on Supervisory Board remuneration	194,276	200,981	-
Total	1,119,401	1,222,856	848,750

Aegon’s Supervisory Board members are entitled to the following:

¿	A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the regular Supervisory Board meetings (2014: 7 meetings, 2013: 7 meetings; 2012: 7 meetings);
¿	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video- or telephone conference, other than one of the regular Supervisory Board meetings;
¿	A committee fee for members on each of the Supervisory Board’s Committees; and
¿	An attendance fee for each Committee meeting attended in person or through video and telephone conference.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. The remuneration for Supervisory Board members is as of 2013 Dutch VAT liability compliant.

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2014	2013
Irving W. Bailey, II	31,389	31,389
Karla M.H. Peijs (up to September 30, 2013)	-	1,400
Kornelis J. Storm (up to May 21, 2014)	-	243,979
Ben van der Veer	1,450	1,450
Dirk P.M. Verbeek	1,011	1,011
Dona D. Young	13,260	13,260
Total	47,110	292,489

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board.

Annual Report on Form 20-F 2014

54 Events after the balance sheet date

On February 18, 2015, Aegon signed a long-term agreement to form a strategic asset management partnership in France with La Banque Postale. Under the terms of the agreement, Aegon will acquire a 25% stake in La Banque Postale Asset Management for a consideration of EUR 112.5 million. The transaction is expected to close in mid-2015 subject to regulatory approval.

The Hague, the Netherlands, March 18, 2015

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Darryl D. Button
Robert W. Dineen
Shemaya Levy
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk
Corien M. Wortmann-Kool
Dona D. Young

282	Notes to the consolidated financial statements of Aegon N.V. Note 53

This page has been intentionally left blank.

Annual Report on Form 20-F 2014

Financial statements of Aegon N.V.	283

284	Financial statements of Aegon N.V.

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2014	2013
Net income group companies	779	965
Other income / (loss)	(22)	21
Net income / (loss)	756	986

Annual Report on Form 20-F 2014

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2014	2013
Investments
Shares in group companies	3	27,292	19,342
Loans to group companies	4	4,016	4,320
Other investments	5	95	95
		31,403	23,757

Receivables	6
Receivables from group companies		1,171	2,660
Other receivables		93	324
		1,264	2,984

Other assets
Cash and cash equivalents		655	625
Other	7	377	306
		1,032	931

Prepayments and accrued income
Accrued interest and rent		32	31
Total assets		33,731	27,703

Shareholders’ equity
Share capital	8	327	325
Paid-in surplus	9	8,270	8,376
Revaluation account	9	8,335	3,276
Remeasurement of defined benefit plans of group companies	9	(1,611)	(706)
Legal reserves – foreign currency translation reserve	9	(105)	(1,806)
Legal reserves in respect of group companies	9	2,542	2,345
Retained earnings, including treasury shares	9	5,442	4,898
Net income / (loss)	9	756	986
		23,957	17,694
Other equity instruments	10	3,827	5,015
Total equity		27,784	22,709

Subordinated borrowings	11	747	44

Long-term borrowings	12	1,827	2,233

Other liabilities	13
Short term deposits		124	151
Loans from group companies		496	559
Payables to group companies		2,201	1,675
Deferred tax liability		87	18
Other		435	302
		3,343	2,705
Accruals and deferred income		30	12
Total equity and liabilities		33,731	27,703

286	Notes to the financial statements of Aegon N.V. Note 2

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over 25 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide (2013: 27,000).

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

At the balance sheet date, monetary assets, monetary liabilities and own equity instruments in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, while assets carried at fair value are translated at the exchange rate when the fair value was determined.

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

Annual Report on Form 20-F 2014

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

288	Notes to the financial statements of Aegon N.V. Note 2

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

Revaluation account includes unrealized gains and losses on available-for-sales assets and the positive changes in value that have been recognized in net income/(loss) relating to investments (including real estate) and which do not have a frequent market listing.

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

Annual Report on Form 20-F 2014

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

3 Shares in group companies

	2014	2013
At January 1	19,342	21,989
Capital contributions and acquisitions	2,034	5,924
Divestments and capital repayments	(450)	(5,392)
Dividend received	(369)	(847)
Net income / (loss) for the financial year	779	965
Revaluations	5,956	(3,297)
At December 31	27,292	19,342

For a list of names and locations of the most important group companies, refer to note 52 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

4 Loans to group companies

	2014	2013
Loans to group companies – long-term
At January 1	3,815	3,206
Additions / (repayments)	(395)	773
Other changes	454	(164)
At December 31	3,874	3,815

Loans to group companies – short-term
At January 1	505	1,173
Additions / (repayments)	(372)	(664)
Other changes	9	(4)
At December 31	142	505
Total	4,016	4,320

The other changes in 2014 in Loans to group companies – long-term mainly relate to currency exchange rate fluctuations.

5 Other investments

Money market and other short-term investments
FVTPL1)
At January 1, 2014	95
Additions	-
Disposals	-
At December 31, 2014	95
At January 1, 2013	240
Additions	435
Disposals	(580)
At December 31, 2013	95

[1]	Fair value through profit or loss.

The money market and other short-term investments fully consist of investments in money market funds.

290	Notes to the financial statements of Aegon N.V. Note 6

6 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 93 million (2013: EUR 15 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

7 Other assets

Other assets include derivatives with positive fair values of EUR 377 million (2013: EUR 306 million).

8 Share capital

Issued and outstanding capital	2014	2013
Common shares	258	256
Common shares B	70	69
Total share capital	327	325

Authorized capital	2014	2013
Common shares	720	720
Common shares B	360	360
At December 31	1,080	1,080

Par value in cents per share	2014	2013
Common shares	12	12
Common shares B	12	12

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

In 2014, Vereniging Aegon exercised its option rights to purchase in aggregate 2,320,280 common shares B at market value. It did this to correct dilution caused by Aegon’s issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management.

In 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 common shares B at market value. It did this to prevent dilution caused by Aegon’s issuance of shares on May 1, 2013, May 16, 2013, in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock-dividend.

The following table shows the movement during the year in the number of common shares:

Number of common shares	2014	2013
At January 1	2,131,458,863	1,972,029,595
Shares issued	-	120,713,389
Stock dividend	14,488,648	38,715,879
At December 31	2,145,947,511	2,131,458,863

Annual Report on Form 20-F 2014

The following table shows the movement during the year in the number of common shares B:

Number of common shares B	2014	2013
At January 1	579,005,440	-
Shares issued	2,320,280	579,005,440
At December 31	581,325,720	579,005,440

The weighted average number of EUR 0.12 common shares for 2014 was 2,094,417,832 (2013: 2,035,239,751).

The weighted average number of EUR 0.12 common shares B for 2014 was 580,391,240 (2013: 366,439,040).

The shares repurchased by Aegon, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares. The number has been adjusted for share dividend.

Long-term incentive plan, share appreciation rights and share options

For detailed information on the Long Term Incentive Plans, share appreciation rights and share options granted to senior executives and other Aegon employees, refer to note 14 Commissions and expenses to the consolidated financial statements of the Group.

Board remuneration

Detailed information on remuneration of active and retired members of the Executive Board including their share and share option rights, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 53 Related party transactions to the consolidated financial statements of the Group.

292	Notes to the financial statements of Aegon N.V. Note 9

9 Shareholders’ equity

	Share capital	Paid-in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2014	325	8,376	3,276	(706)	(1,806)	2,345	5,188	(290)	986	17,694

Net income 2013 retained	-	-	-	-	-	-	986	-	(986)	-
Net income 2014	-	-	-	-	-	-	-	-	756	756
Total net income / (loss)							986		(228)	756

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(84)	1,701	-	-	-	-	1,617
Changes in revaluation subsidiaries	-	-	5,286	-	-	-	-	-	-	5,286
Remeasurement of defined benefit plans of group companies	-	-	-	(821)	-	-	-	-	-	(821)
Transfer to legal reserve	-	-	(227)	-	-	197	28	-	-	(2)
Other	-	-	-	-	-	-	(4)	-	-	(4)
Other comprehensive income / (loss)	-	-	5,058	(905)	1,701	197	24	-	-	6,076

Shares issued	-	-	-	-	-	-	-	-	-	-
Repurchased and sold own shares	-	-	-	-	-	-	-	-	-	-
Dividend common shares	2	(106)	-	-	-	-	(266)	-	-	(370)
Dividend preferred shares	-	-	-	-	-	-		-	-	-
Treasury shares	-	-	-	-	-	-	(38)	(29)	-	(67)
Dividend withholding tax reduction	-	-	-	-	-	-	-	-	-	-
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(152)	-	-	(152)
Other	-	-	-	-	-	-	19	-	-	19
At December 31, 2014	327	8,270	8,335	(1,611)	(105)	2,542	5,761	(319)	756	23,957

Annual Report on Form 20-F 2014

	Share capital	Paid-in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2013	319	8,780	6,478	(1,085)	(1,080)	2,540	3,696	(243)	1,671	21,076

Net income 2012 retained	-	-	-		-	-	1,632	-	(1,632)	-
Net income 2013	-	-	-		-	-	-	-	986	986
Total net income / (loss)	-	-	-		-	-	1,632	-	(646)	986

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	-	(726)	-	-	-	-	(726)
Changes in revaluation subsidiaries	-	-	(3,096)	-	-	-	-	-	-	(3,096)
Remeasurement of defined benefit plans of group companies	-	-	-	379	-	-	-	-	-	379
Transfer to legal reserve	-	-	(109)	-	-	(195)	355	-	-	51
Other	-	-	3	-	-	-	(4)	-	-	(1)
Other comprehensive income / (loss)	-	-	(3,202)	379	(726)	(195)	351	-	-	(3,393)

Shares issued	2	-	-	-	-	-	-	-	-	2
Repurchased and sold own shares	-	(400)	-	-	-	-	(1)	-	-	(401)
Dividend common shares	4	(4)	-	-	-	-	(240)	-	-	(240)
Dividend preferred shares	-	-	-	-	-	-	(83)	-	-	(83)
Treasury shares	-	-	-	-	-	-	(30)	(47)	-	(77)
Dividend withholding tax reduction	-	-	-	-	-	-	-	-	-	-
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(167)	-	-	(167)
Other	-	-	-	-	-	-	30	-	-	30
At December 31, 2013	325	8,376	3,276	(706)	(1,806)	2,345	5,118	(290)	986	17,694

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted for EUR 11,294 million (2013: EUR 6,553 million) of items with positive revaluation and for EUR 523 million of items with negative revaluation (2013: EUR 978 million negative revaluation).

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

294	Notes to the financial statements of Aegon N.V. Note 9

Optas N.V., an indirect subsidiary of Aegon N.V., held statutory reserves of EUR 1,050 million (2013: EUR 997 million) which are restricted. Aegon announced in April 2014 that it had reached agreement with BPVH - a foundation representing Dutch harbor workers and employers - on removing restrictions on the capital of the harbor’s former pension fund Optas pensioenen N.V., thereby ending a long-lasting dispute. To remove the restrictions required prior approval by the court, which was granted in January 2015. Restrictions may be removed three months from the date of the court ruling in January 2015, after the appeal period expires. Included in Aegon N.V.‘s legal reserves is an amount of EUR 510 million related to Optas N.V. which represents the increase in statutory reserves since the acquisition of Optas N.V. by Aegon (2013: EUR 458 million). The statutory reserves of Optas N.V. are linked to the acquired negative goodwill related to Optas N.V. at acquisition date.

On the balance sheet date, Aegon N.V., and its subsidiaries held 51,317,190 of its own common shares (2013: 41,307,910) with a face value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Movements in the number of repurchased own shares held by Aegon N.V. were as follows:

	2014	2013
At January 1	39,836,533	26,981,154

Transactions in 2014:
Sale: 1 transaction, price EUR 6.33	(4,788,375)	-
Sale: 1 transaction, price EUR 6.37	(16,319,939)	-
Purchase: transactions, average price EUR 6.43	14,488,648	-
Purchase: transactions, average price EUR 6.49	16,319,939	-
Transactions in 2013
Sale: 1 transaction, price EUR 5.02	-	(5,408,521)
Sale: 1 transaction, price EUR 4.99	-	(783,458)
Purchase: transactions, average price EUR 5.62	-	19,047,358
At December 31	49,536,806	39,836,533

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2014		2013

	Number of shares	Consideration	Number of shares	Consideration
Held by Aegon N.V.	49,536,806	306	39,836,533	278
Held by subsidiaries	1,780,384	13	1,471,377	14
Total at December 31	51,317,190	319	41,307,910	292

The consideration for the related shares is deducted from or added to the retained earnings.

Annual Report on Form 20-F 2014

10 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans	Non-cumulative subordinated notes	Total
At January 1, 2014	4,192	454	99	271	5,015
Redemption of junior perpetual capital securities	(1,184)	-	-	-	(1,184)
Shares granted / Share options cost incurred	-	-	29	-	29
Shares vested / Share options forfeited	-	-	(34)	-	(34)
At December 31, 2014	3,008	454	94	271	3,827

At January 1, 2013	4,192	453	102	271	5,018
Shares granted / Share options cost incurred	-	-	54	-	54
Shares vested / Share options forfeited	-	-	(57)	-	(57)
At December 31, 2013	4,192	454	99	271	5,015

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2014	2013
USD 500 million	6.50%	Quarterly, December 15	2015	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2015	212	212
USD 550 million	6.875%	Quarterly, September 15			438
EUR 200 million	6.00%	Annually, July 21	2015	200	200
USD 1,050 million	7.25%	Quarterly, December 15			745
EUR 950 million	floating DSL rate 2)	Quarterly, July 15	2015	950	950
USD 500 million	floating CMS rate 3)	Quarterly, July 15	2015	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821
At December 31				3,008	4,192

[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.
[3]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

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

On June 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 7.25% issued in 2007. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 745 million. The principal amount of USD 1,050 million was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

On March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% issued in 2006. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 438 million. The principal amount of USD 550 million was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

296	Notes to the financial statements of Aegon N.V. Note 11

Perpetual subordinated bonds	Coupon rate	Coupon date, as of	Year of next call	2014	2013
EUR 114 million	4.156%1),4)	Annual, June 8	2015	114	114

EUR 136 million	5.185%2),4)	Annual, October 14	2018	136	136

EUR 203 million	4.260%3),4)	Annual, March 4	2021	203	203
At December 31				454	454
[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2014	2013
USD 525 million	8%	Quarterly, February 15	2017	271	271
At December 31				271	271

On February 7, 2012, Aegon issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the US Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and have been priced at 100% of their principal amount. Any cancelled interest payments will not be cumulative.

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2014, the equity component amounted to EUR 271 million (2013: EUR 271 million), subordinated borrowings amounted to EUR 54 million (2013: EUR 44 million) and a deferred tax liability amounting to EUR 95 million (2013: EUR 84 million).

Refer to note 11 Subordinated borrowings for details of the component classified as subordinated borrowings.

11 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2014	2013
Fixed floating Subordinated notes
EUR 700 million	4%	Annually, April 25	2024	693	-
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2017	54	44
At December 31				747	44

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

Annual Report on Form 20-F 2014

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the fixed floating subordinated notes and non-cumulative subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

Subordinated borrowings include a liability of EUR 54 million (2013: EUR 44 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 10 Other equity instruments.

12 Long-term borrowings

	2014	2013
Remaining terms less than 1 year	412	517
Remaining terms 1 - 5 years	587	860
Remaining terms 5 - 10 years	-	85
Remaining terms over 10 years	828	771
At December 31	1,827	2,233

The repayment periods of borrowings vary from within one year up to a maximum of 25 years. The interest rates vary from 3.000% to 6.625% per annum. The market value of the long-term borrowings amounted to EUR 2,297 million (2013: EUR 2,518 million).

13 Other liabilities

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 406 million (2013: EUR 272 million).

Commitments and contingencies

Aegon N.V. entered into a contingent capital letter for an amount of JPY 7.5 billion (EUR 52 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

¿	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation, Aegon USA, LLC, and Commonwealth General Corporation. At December 31, 2014, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 2,403 million (2013: EUR 2,392 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 114 million (2013: EUR 158 million); as of that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2014 amounted to EUR 3,099 (2013: EUR 2,633 million) As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,275 million (2013: EUR 1,089 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
¿	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 552 million (2013: EUR 485 million); and
¿	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2014.

298	Notes to the financial statements of Aegon N.V. Note 14

14 Number of employees

Other than Mr. Wynaendts there were no employees employed by Aegon N.V. in 2014. During 2013 the Company employed Mr. Wynaendts and Mr. Nooitgedagt, who retired on August 1, 2013.

15 Accountants remuneration

	Total remuneration		Of which PricewaterhouseCoopers Accountants N.V. (NL)	Of which Ernst & Young Accountants LLP (NL)
	2014	2013	2014	2013
Audit	17	19	5	6
Other audit	1	2	-	1
Other services	-	1	-	-
Total	18	22	5	7

16 Events after the balance sheet date

On February 18, 2015, Aegon signed a long-term agreement to form a strategic asset management partnership in France with La Banque Postale. Under the terms of the agreement, Aegon will acquire a 25% stake in La Banque Postale Asset Management for a consideration of EUR 112.5 million. The transaction is expected to close in mid-2015 subject to regulatory approval.

The Hague, the Netherlands, March 18, 2015

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Darryl D. Button
Robert W. Dineen
Shemaya Levy
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2014

Other information Proposal for profit appropriation	299

Other information

Proposal for profit appropriation

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of Aegon N.V. The relevant provisions read as follows:

1.	The General Meeting of Shareholders shall adopt the Annual Accounts;
2.	If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to augment and/or form reserves.
3.	The profits remaining after application of 2 above shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders;
4.	The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and common shares B;
5.	Distributions are made in accordance with the principle as laid down in article 4 of the Articles of Association of Aegon N.V. that the financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share;
6.	The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on common shares and common shares B shall not take place as a cash payment but as a payment in common shares, or decide that holders of common shares and common shares B shall have the option to receive a distribution as a cash payment and/or as a payment in common shares, out of the profit and/or at the expense of reserves, provided that the Executive Board is designated by the General Meeting to issue shares. Subject to the approval of the Supervisory Board, the Executive Board shall also determine the conditions applicable to the aforementioned choices; and
7.	The Company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

At the Annual General Meeting of Shareholders on May 20, 2015, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2014 of EUR 0.12 per common share and EUR 0.003 per common share B. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 21, 2015, for the shares listed on the New York Stock Exchange and on May 22, 2015, for shares listed on Euronext. The record date for the dividend on the shares listed on Euronext will be May 25, 2015, and the record date for dividend on shares listed on the New York Stock Exchange will be May 26, 2015. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 28, 2015 up to and including June 12, 2015. The dividend will be payable as of June 19, 2015.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 will be determined on June 12, 2015 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 8, 2015 up to and including June 12, 2015.

	2014	2013
Final dividend on common shares	253	232
Earnings to be retained	503	754
Net income attributable to equity holders of Aegon N.V.	756	986

Major shareholders

General

As of December 31, 2014, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,145,947,511 common shares and 581,325,720 common shares B issued. Of the issued common shares, 49,536,806 common shares were held by Aegon as treasury shares and 1,780,384 treasury shares were held by its subsidiaries.

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

300	Other information Income statement of Aegon N.V.

As of December 31, 2014, 230 million common shares were held in the form of New York Registry shares. As of December 31, 2014, there were approximately 19,800 record holders of Aegon’s New York Registry shares resident in the United States.

Vereniging Aegon

Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into Aegon N.V. Vereniging AGO initially received approximately 49% of the common shares (reduced gradually to less than 40%) and all of the preferred shares in Aegon N.V., giving it voting majority in Aegon N.V. At that time, Vereniging AGO changed its name to Vereniging Aegon.

The objective of Vereniging Aegon is the balanced representation of the interests of Aegon N.V. and all of its stakeholders, including shareholders, Aegon Group companies, insured parties, employees and other relations of the companies.

In accordance with the 1983 Amended Merger Agreement, Vereniging Aegon had certain option rights on preferred shares to prevent dilution of voting power as a result of share issuances by Aegon N.V. This enabled Vereniging Aegon to maintain voting control at the General Meeting of Shareholders of Aegon N.V. In September 2002, Aegon N.V. effected a capital restructuring whereby Vereniging Aegon, among others, sold 206,400,000 common shares to Aegon N.V. for the amount of EUR 2,064,000,000; Vereniging Aegon contributed these as additional paid-in capital on the then existing Aegon N.V. preferred shares. As a result of this capital restructuring, Vereniging Aegon’s beneficial ownership interest in Aegon N.V.‘s common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in Aegon N.V.‘s voting shares decreased from approximately 52% to approximately 33%.

On May 9, 2003, Aegon’s shareholders approved certain changes to Aegon’s corporate governance structure. Preferred shares with a nominal value of EUR 0.12 were converted into 211,680,000 new class A preferred shares with a nominal value of EUR 0.25, and class B preferred shares were created with a nominal value of EUR 0.25 each. No class B preferred shares were issued at that time. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon N.V. and Vereniging Aegon entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a ‘Special Cause’, as defined below.

In May 2003, Aegon N.V. and Vereniging Aegon amended the option arrangements under the 1983 Amended Merger Agreement so that, in the event of an issuance of shares by Aegon N.V., Vereniging Aegon could purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, to a maximum of 33%.

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

The simplified capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon, known as the Preferred Shares Voting Agreement before May 2013. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months.

Annual Report on Form 20-F 2014

The simplified capital structure also included an amendment to the 1983 Amended Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

In the years 2003 through 2011, 110,072,000 class B preferred shares were issued under these option rights. In August 2012 and October 2012, Vereniging Aegon exercised its option rights to purchase in aggregate 8,021,000 class B preferred shares at par value. It did this to correct dilution caused by Aegon’s issuance of shares on June 15, 2012, being the final dividend 2011 in the form of stock dividend, and its issuance of shares on September 15, 2012, being the interim dividend 2012 in the form of stock dividend. In July 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 common shares B at market value. It did this to correct dilution caused by Aegon’s issuance of shares on May 1, 2013 and May 16, 2013, in connection with the Long Term Incentive Plans for senior management, the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock dividend. On May 22, 2014, and with effect of May 21, 2014, Vereniging Aegon exercised its options rights to purchase in aggregate 2,320,280 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management.

Development of shareholding in Aegon N.V.

Number of shares	Common	Common B
At January 1, 2014	292,687,444	579,005,440
Exercise option right common shares B	-	2,320,280
At December 31, 2014	292,687,444	581,325,720

Accordingly, at December 31, 2014, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.55%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2014, the General Meeting of Members of Vereniging Aegon consisted of 17 members. The majority of the voting rights is with the 15 members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The two other members are elected by the General Meeting of Members of Vereniging Aegon from the Executive Board of Aegon N.V.

Vereniging Aegon has an Executive Committee consisting of seven members, five of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are also members of the Executive Board of Aegon N.V. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon N.V. at the Executive Committee. Following the amendment of the Articles of Association put into effect on September 13, 2005, this requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon N.V., in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon N.V. Furthermore, the two members of the Executive Board of Aegon N.V., who are also members of the Executive Committee, have no voting rights on several decisions that relate to Aegon N.V., as set out in the Articles of Association of Vereniging Aegon.

Other major shareholders

To Aegon’s knowledge, there are two other parties which hold a capital and voting interest in Aegon N.V. in the excess of 3%. These are the two US-based investment management firms Dodge & Cox and FMr.

302	Other information Income statement of Aegon N.V.

Dodge & Cox and FMR are holders of common shares which have no special rights attached to it. Based on its last filing with the Dutch Autoriteit Financiële Markten on July 1, 2013 the Dodge & Cox International Stock Fund stated to hold 83,320,454 common shares and voting rights which represents 3.1% of the capital issued as at December 31, 2014. On February 13, 2015, Dodge & Cox’s filing with the United States Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 242,671,430 common shares, representing 9.1% of the issued capital, and has voting rights for 236,832,861 shares, representing 8.8% of the votes. The SEC filing also shows that of this number of shares Dodge & Cox International Stock Fund holds 125,227,471 common shares, which represents 4.6% of the issued capital as at December 31, 2014. The remainder of the common shares registered in name of Dodge & Cox with the SEC are held by Dodge & Cox on behalf of its other clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

Based on its last filing with the Dutch Autoriteit Financiële Markten on August 27, 2014 FMR stated to hold 113,707,413 common shares, representing 4.2% of the issued capital, and stated to hold 107,092,451 voting shares, representing 3.9% of the votes. On February 13, 2015, FMR’s filing with the SEC shows that FMR holds 111,693,771 common shares, representing 4.2% of the issued capital and has voting rights for 14,662,935 shares, representing 0.5% of the votes.

Annual Report on Form 20-F 2014

Other financial information

Schedules to the financial statements

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2014
Amounts in million EUR	Cost1)	Fair value	Book value
Shares:

Available-for-sale	454	623	623
Fair value through profit or loss	289	499	499

Bonds:
Available-for-sale and held-to-maturity:
US government	6,731	7,801	7,801
Dutch government	4,705	5,729	5,729
Other government	13,439	15,969	15,969
Mortgage backed	10,017	10,530	10,530
Asset backed	8,011	8,584	8,584
Corporate	47,561	52,884	52,884
Money market investments	6,799	6,799	6,799
Other	1,136	1,310	1,310
Subtotal	98,399	109,606	109,606

Bonds:

Fair value through profit or loss	1,831	1,826	1,826

Other investments at fair value through profit or loss	2,338	2,570	2,570

Mortgages	31,729	36,692	31,729
Private loans	2,058	2,454	2,058
Deposits with financial institutions	349	349	349
Policy loans	2,028	2,028	2,028
Receivables out of share lease agreements	2	2	2
Other	137	137	137
Subtotal	36,303	41,662	36,303

Real estate:
Investments in real estate		1,792	1,792
Total		158,578	153,219
[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds.

304	Other financial information Schedules

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2014	2013

Investments

Shares in group companies	27,292	19,342
Loans to group companies	4,016	4,320
Other investments	95	95
	31,403	23,757

Receivables

Receivables from group companies	1,171	2,660
Other receivables	93	324
	1,264	2,984

Other assets

Cash and cash equivalents	655	625
Other	377	306
	1,032	931

Prepayments and accrued income

Accrued interest and rent	32	31
Total assets	33,731	27,703

Shareholders’ equity
Share capital	327	325
Paid-in surplus	8,270	8,376
Revaluation account	8,335	3,276
Remeasurement of defined benefit plan of group companies	(1,611)	(706)
Legal reserves – foreign currency translation reserve	(105)	(1,806)
Legal reserves in respect of group companies	2,542	2,345
Retained earnings, including treasury shares	5,442	4,898
Net income / (loss)	756	986
	23,957	17,694
Other equity instruments	3,827	5,015
Total equity	27,784	22,709

Subordinated borrowings	747	44

Long-term borrowings	1,827	2,233

Other liabilities
Short term deposits	124	151
Loans from group companies	496	559
Payables to group companies	2,201	1,675
Deferred tax liability	87	18
Other	435	302
	3,343	2,705
Accruals and deferred income	30	12
Total equity and liabilities	33,731	27,703

Annual Report on Form 20-F 2014

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2014	2013	2012
Net income / (loss) group companies	779	965	1,563
Other income / (loss)	(22)	21	69
Net income	756	986	1,632

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2014	2013	2012
Income / (loss) before tax	752	1,000	1,608
Adjustments	679	(677)	(1,570)
Net cash flows from operating activities	1,431	323	38
Net cash flows from investing activities	-	-	-
Issuance and repurchase of share capital	(199)	(493)	2
Dividends paid	(266)	(323)	(207)
Issuance, repurchase and coupons of perpetual securities	(1,344)	(194)	(230)
Issuance, repurchase and coupons of non-cumulative subordinated notes	(32)	(28)	241
Issuance and repurchase of borrowings	438	(243)	661
Net cash flows from financing activities	(1,402)	(1,281)	467
Net increase / (decrease) in cash and cash equivalents	29	(958)	505

306	Other financial information Schedules

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2014
Americas	6,820	160,231	4,365	1,649	8,222
The Netherlands	114	61,458	117	1,275	4,716
United Kingdom	2,378	76,143	9	4	4,916
New Markets	648	10,533	81	101	2,010
Holding and other activities	5	4	-	1	-
Total	9,964	308,369	4,572	3,029	19,864

2013
Americas	6,718	142,382	3,704	1,318	7,826
The Netherlands	141	52,627	121	1,247	4,245
United Kingdom	2,256	68,611	-	-	6,537
New Markets	532	8,772	62	103	1,319
Holding and other activities	3	3	-	1	12
Total	9,650	272,396	3,886	2,669	19,939

2012
Americas	6,194	141,107	3,900	1,378	8,208
The Netherlands	174	50,165	138	1,158	3,699
United Kingdom	2,375	67,079	-	-	6,047
New Markets	479	8,114	55	116	1,095
Holding and other activities	-	-	-	1	-
Total	9,222	266,465	4,093	2,653	19,049

The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Deferred policy acquisition costs also include deferred costs of reinsurance.

Annual Report on Form 20-F 2014

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2014
Americas	3,309	5,954	448	2,817	5,614
The Netherlands	2,568	3,853	37	956	4,699
United Kingdom	2,073	6,986	189	580	4,488
New Markets	194	786	91	481	2,050
Holding and other activities	4	-	2	54	2
Total	8,148	17,579	766	4,889	16,853

2013
Americas	3,365	7,777	440	2,779	5,102
The Netherlands	2,309	3,815	46	957	4,225
United Kingdom	2,053	7,945	207	548	6,135
New Markets	178	666	103	518	1,353
Holding and other activities	4	1	-	57	16
Total	7,909	20,204	797	4,859	16,831

2012
Americas	3,643	8,672	506	2,750	4,907
The Netherlands	2,231	4,338	65	968	3,682
United Kingdom	2,337	6,898	215	538	5,631
New Markets	195	651	97	405	1,125
Holding and other activities	7	-	-	66	1
Total	8,413	20,559	883	4,727	15,346

308	Other financial information Schedules

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2014
Life insurance in force	882,862	909,110	626,387	600,139	104%

Premiums
Life insurance	15,464	2,701	1,432	14,195	10%
Non-life insurance	2,965	310	4	2,658	0%
Total premiums	18,429	3,011	1,436	16,853	9%

For the year ended December 31, 2013
Life insurance in force	898,135	896,012	583,733	585,856	100%

Premiums
Life insurance	15,650	2,756	1,462	14,356	10%
Non-life insurance	2,827	352	-	2,475	0%
Total premiums	18,477	3,108	1,462	16,831	9%

For the year ended December 31, 2012
Life insurance in force	927,075	1,057,502	684,275	553,848	124%

Premiums
Life insurance	14,383	3,298	1,818	12,903	14%
Non-life insurance	2,849	404	-	2,445	0%
Total premiums	17,232	3,702	1,818	15,348	12%

Annual Report on Form 20-F 2014

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2014	2013	2012
Balance at January 1	352	355	337
Addition charged to earnings	62	47	79
Amounts written off and other changes	(51)	(46)	(65)
Currency translation	-	(4)	5
Balance at December 31	363	351	356

The provisions can be analyzed as follows:
Mortgages	169	163	167
Other loans	80	77	57
Receivables	115	111	132
Total	363	351	356

310

Auditor’s report on the Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement, present fairly, in all material respects, the financial position of Aegon N.V. at December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the other financial statement schedules on pages 303 to 309, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework of 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 113. Our responsibility is to express opinions on these financial statements and financial statement schedules, and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements and financial statement schedules included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

March 19, 2015

Annual Report on Form 20-F 2014

Auditor’s report on the Annual Report on Form 20-F

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statement of financial position of Aegon N.V., as of December 31, 2013, and the related consolidated income statement and statements of comprehensive income, changes in equity, and cash flow for each of the two years in the period ended December 31, 2013. Our audits also include the other financial information included on pages 303 to 309. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statement referred to above present fairly, in all material respects, the consolidated financial position of Aegon N.V. at December 31, 2013 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for consolidation, joint arrangements and employee benefits effective January 1, 2013. As discussed in Note 2.1.2 to the consolidated financial statements, the company has elected to change its method of accounting for the deferral of policy acquisition costs and longevity reserving effective January 1, 2014.

The Hague, the Netherlands, March 19, 2014

except for Note 2, as to which the date is April 15, 2014

/s/ Ernst & Young Accountants LLP

312	Additional information Major Shareholders

Additional information

Annual Report on Form 20-F 2014

Regulation and Supervision

Individual companies in the Aegon Group are each subject to prudential supervision in their respective home countries. Insurance and banking companies, as well as some of the investment undertakings in the Aegon Group are required to maintain a minimum solvency margin based on local requirements. In addition, some parts of the Aegon group are subject to prudential requirements on a consolidated basis, including capital and reporting requirements. Such additional requirements lead, in some circumstances, to duplicative requirements, such as the simultaneous application of CRD IV/CRR consolidated requirements and Solvency II group solvency requirements. Eligible capital to cover solvency requirements typically includes shareholders’ equity, convertible core capital securities, perpetual capital securities, and dated subordinated debt and senior debt.

Based on European Union legislation (EU Directive 98/79/EC, the Insurance Group Directive) adopted in 1998, EU supervisors, such as De Nederlandsche Bank (DNB) are required to carry out ‘supplementary supervision’ on European insurance and reinsurance companies in an insurance group. The supplementary supervision of insurance companies in an insurance group enables EU supervisors to make a detailed assessment of the financial position of the EU insurance and reinsurance companies that are part of that group. The provisions of the Insurance Group Directive require EU supervisors, including DNB, to take into account the relevant financial affiliations between the insurance companies and other entities in the Group. In this respect, Aegon is required to submit reports to its EU supervisors twice a year setting out supplemental capital adequacy calculations of the insurance companies, risk concentrations and significant transactions and positions between insurance and non-insurance companies in the Aegon Group. The requirements of the Insurance Group Directive will be included in the Solvency II framework, which will enter into force in EU member states as of January 1, 2016. The Insurance Group Directive will formally be repealed as per the same date.

Since the beginning of October 2009, Aegon has been subject to supplemental group supervision by DNB in accordance with the requirements of the European Union’s Financial Conglomerate Directive. Supplemental group supervision pursuant to the Financial Conglomerate Directive includes supplementary capital adequacy requirements for financial conglomerates and supplementary supervision on risk concentrations and intra-group transactions in the financial conglomerate.

The Solvency II framework will impose prudential requirements on the individual EU insurance and reinsurance companies in the Aegon group, as well as at Aegon group level. Insurance supervision will be exercised by local supervisors on the individual insurance and reinsurance companies in the Aegon group, as well as at group level. It is expected that DNB will become Aegon’s group supervisor under Solvency II. Solvency II will introduce economic, risk-based capital requirements for insurance and reinsurance companies in all EU member states, as well as for groups with insurance and/or reinsurance activities in the EU. These capital requirements should, compared to the current Solvency I and IGD framework, better reflect the actual risk profile of insurance and reinsurance companies and insurance groups. For groups such as Aegon, with significant activities outside the EU, it is particularly important how such entities are taken into account for the purpose of group supervision, either against local capital requirements, or against Solvency II requirements, in order to safeguard that groups like Aegon are not disadvantaged competitively by the application of Solvency II group requirements, compared to local non EU insurers or reinsurers or groups based outside the EU. Furthermore, differences in interpretation of Solvency II, the exercise of discretion by EU supervisors and the use of transitional provisions that would allow companies to continue the valuation of assets and liabilities may result in an unlevel competitive playing field. In the section risk factors, risks relating to Solvency II implementation are discussed in more detail.

Aegon N.V. has developed a recovery plan, aimed to give direction to the Company to recover from financial difficulties. This fits in the broader context of regulatory developments, pursuant to which banks and certain other financial undertakings and groups of financial undertakings are subject or will become subject to enhanced regulatory requirements with respect to recoverability and resolvability. In particular, such requirements follow from the European Bank Recovery and Resolution Directive, which applies to certain parts of the Aegon group, in particular Aegon Bank N.V. Aegon Bank N.V. has also developed a separate recovery plan. In future, similar requirements may apply also to insurance companies and insurance groups, pursuant to European and international developments in this area, in particular the work of the International Association of Insurance Supervisors (IAIS) on ComFrame, a (future) international framework for the supervision of internationally active insurance groups.

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA), which was signed into law on August 10, 2012, added a new subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires Aegon N.V. to disclose whether it or any of its affiliates has engaged in certain Iran-related activities, including any transaction or dealing with the Government of Iran that was not specifically authorized by the US government, during the period covered by the filing. Non-US based subsidiaries of Aegon N.V. are subject to compliance with applicable laws.

314	Additional information Risk factors

During 2014 Aegon maintained in force several individual personal pensions where the pay or of the pension benefits is subject to U.S. sanctions. Aegon holds one active Individual Personal Pension for a UK resident customer who is a UK-based employee of an Iranian bank. The Iranian bank, as the employer, makes contributions into the customer’s pension account. The Iranian bank in question has been designated for sanctions by OFAC pursuant to Executive Order 13224. The customer is not a specially designated national (SDN) and the Iranian bank does not own, benefit from, or have control over, the pension. All payments from the Iranian bank have been made in UK pounds from a UK bank account. Her Majesty’s Treasury (HMT) have confirmed that this business activity falls within an acceptable sanctions exemption in the United Kingdom. The monthly premium on the pension was GBP 721.73 during 2014. Following approval by the HMT, GBP 178,474 was transferred on July 8, 2014 to a pension with another UK-based pension provider, leaving the account value at GBP 8,380.38 as of December 2014. The related annual net profit, including the pre-transfer amount, arising from this policy arising from this policy is estimated to be GBP 11,207.83. The pension remains active and subject to close on-going review.

Additionally, Aegon holds one active individual personal pension for each of four UK resident customers who are UK-based employees of a UK-registered charity that makes contributions into the customers’ pension accounts. The charity has been designated for sanctions by OFAC pursuant to Executive Order 13224. The customers are not SDNs and the charity does not own, benefit from, or have control over, the pensions. All payments from the charity have been paid in UK pounds from a UK bank account. The pensions are managed in accordance with applicable legislation and regulation in the UK and the charity is not subject to UK or EU sanctions. The pensions remain active and subject to close on-going review. The first of these plans (Individual Personal Pension #1) had a value of GBP 4,363.37 as of December 31, 2014. Regular monthly contributions of GBP 69.41 are received into this policy. The second plan (Individual Personal Pension #2) had a value of GBP 2,289.37 as of 31 December 2014. Regular monthly contributions of GBP 18.61 are received into this policy. The third plan (Individual Personal Pension #3) had a value of GBP 125,311.66 as of December 31, 2014. Regular monthly contributions of GBP 527.91 are received into this policy. The fourth plan (Individual Personal Pension #4) had a value of GBP 5,916.68 as of December 31, 2014 and no further contributions are being received into this policy. The related annual net profit arising from these four policies is estimated to be GBP 13,788.10.

Risk factors

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. Aegon’s most significant risk is to changes in financial markets, particularly related to movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the Company’s operations, its earnings, its share price, the value of its investments, or the sale of certain products and services. The next two sections describe risks relating to Aegon’s businesses and risks relating to Aegon’s common shares.

I - Risks relating to Aegon’s businesses

The following covers the key risk factors that may affect Aegon’s businesses and operations, as well as other risk factors that are particularly relevant to Aegon in the ongoing period of significant economic uncertainty. Additional risks to which Aegon is subject include, but are not limited to, the factors mentioned under ‘Forward-looking statements’ (refer to page 350 and 351), and the risks of Aegon’s businesses described elsewhere in this Annual Report.

Factors additional to those discussed below or elsewhere in this Annual Report may also affect Aegon’s businesses and operations adversely. The following risk factors should not be considered a complete list of potential risks that may affect Aegon and its subsidiaries.

Risks related to the global financial markets and general economic conditions

Disruptions in the global financial markets and general economic conditions have affected and continue to affect, and could have a materially adverse effects on Aegon’s businesses, results of operations, cash flows and financial condition.

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

Annual Report on Form 20-F 2014

In addition to the risks described in this section, these conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes, among other assets. Aegon may also experience a higher incidence of claims and unexpected policyholder behavior such as unfavourable changes in lapse rates. Aegon’s policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon’s businesses, results of operations, cash flows and financial condition, and Aegon cannot predict definitively whether or when such actions may occur.

Governmental action in the United States, the Netherlands, the United Kingdom, the European Union and elsewhere to address any of the above may impact Aegon’s businesses. Aegon cannot predict with certainty the effect that these or other government actions as well as actions by the ECB or the Federal Reserve may have on the financial markets or on Aegon’s businesses, results of operations, cash flows and financial condition.

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

Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can result in separate account losses, which increase the probability of future loss events.

Aegon’s investment portfolio contains, among other investments, Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. Due to the weak economic environment, especially in Europe, Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition. The fixed income market conditions experienced through 2014 led to recognized impairment gains on debt securities held in general account of EUR 20 million (2013: EUR 71 million loss, 2012: EUR 99 million loss).

Equity market risk

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products, and the amount of assets under management.

Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in policyholders’ accounts for insurance and investment contracts (such as variable annuities, unit-linked products and mutual funds) where funds are invested in equities. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that Aegon earns on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which requires Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards as issued by the IASB (IFRS), are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of Aegon’s equity investments. The equity market conditions experienced through 2014 led to a recognized impairment loss on equity securities held in general account of EUR 5 million (2013: EUR 3 million, 2012: EUR 8 million).

316	Additional information Risk factors

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

During periods of sustained low interest rates, as experienced in recent years, Aegon may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, primarily due to lower policy lapses.

In force life insurance and annuity policies may be relatively more attractive to consumers due to built-in minimum interest rate guarantees, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. The majority of assets backing the insurance liabilities are invested in fixed-income securities. Aegon manages its investments and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, as interest rates remain at low levels, Aegon may have to reinvest the cash it receives as interest or proceeds from investments that mature or are sold at lower yields. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of Aegon’s products and accordingly net income may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in Aegon’s investment portfolio in order to borrow at lower rates. Aegon can lower crediting rates on certain products to offset the decrease in spread. However, its ability to lower these rates may be limited by contractually guaranteed minimum rates or competition.

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

Base interest rates set by central banks and government treasuries remain at or near the historically low levels initiated in response to the worldwide recession and attempts to stimulate growth.

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate risk, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate risk, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed-income investments for the years 2014, 2013 and 2012 was EUR 5.6 billion, EUR 5.6 billion and EUR 5.7 billion respectively. The value of the related general account fixed-income investment portfolio at the end of the years 2014, 2013 and 2012 was EUR 151 billion, EUR 132 billion and EUR 142 billion, respectively.

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in note 4 Financial risks to the consolidated financial statements, section ‘Interest rate risk’.

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

Annual Report on Form 20-F 2014

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

The exchange rates between Aegon’s primary operating currencies (US dollar, euro and UK pound) continued to fluctuate during 2014. In 2014, the US dollar ranged by 13% against the euro, finishing around 12% up from 2013. The UK pound fluctuated by around 8% against the euro ending the year with a 6% increase from 2013.

For the Americas, which primarily conducts its business in US dollars, total revenues and net income in 2014 amounted to EUR 13.0 billion and EUR 590 million, respectively. For the UK, which primarily conducts its business in UK pounds, total revenues and net income in 2014 amounted to EUR 7.0 billion and EUR 178 million, respectively. On a consolidated basis, these represented 66% of the total revenues and 102% of the net income for the year 2014. Additionally, Aegon borrows in various currencies to hedge the currency exposure arising from its operations. As of December 31, 2014, Aegon has borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 53% in US dollars, 29% in euro, 13% in UK pounds and 5% in Canadian dollars.

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

Liquidity risk is inherent in much of Aegon’s businesses. Each asset purchased and liability sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. Aegon continued to maintain its reserves of cash and liquid assets in 2014. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

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

In 2014, approximately 40% of Aegon’s general account investments were not highly liquid.

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

318	Additional information Risk factors

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

Sources of underwriting risk include the exercise of policyholder options such as lapses, policy claims (such as mortality and morbidity) and expenses. In general, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain other types of policies, such as annuity products, that are at risk if mortality decreases (longevity risk). For example, certain current products as well as products sold in previous years based on standard longevity assumptions have become less profitable or unprofitable as longevity assumptions increase, which may result in Aegon incurring losses. If the trend toward increased longevity persists, Aegon’s annuity products may continue to experience adverse effects because the period of time over which benefit payments are made becomes longer as life expectancies increase. Aegon is also at risk if expenses are higher than assumed.

Modeling risk

Inaccuracies in (financial) models could have a significant adverse effect on Aegon’s business, results of operations and financial condition.

Reliance on various (financial) models to measure risk, price products and establish key results, is critical to Aegon’s operations. If these models or the underlying assumptions prove to be inaccurate, this could have a significant adverse effect on Aegon’s business or performance.

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

The European Commission’s Solvency II Directive, effective date January 1, 2016, is expected to impose, among other things, substantially greater quantitative and qualitative capital requirements on some of Aegon’s businesses and at the Group level, as well as supervisory and disclosure requirements, and may impact the structure, business strategies, and profitability of Aegon’s insurance subsidiaries and of the Group. Some of Aegon’s competitors, who are headquartered outside the European economic area may not be subject to Solvency II requirements and may thereby be better able to compete against Aegon, particularly in Aegon’s businesses in the United States and Asia.

The National Association of Insurance Commissioners’ (NAIC) Model Regulation entitled ‘Valuation of Life Insurance Policies,’ commonly known as Regulation XXX, requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, Actuarial Guideline XXXVIII, commonly known as AG38, intended to clarify the valuation of life insurance policies regulation, requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of Aegon’s newly issued term and universal life insurance products in the United States are now affected by Regulation XXX and AG38, respectively.

Annual Report on Form 20-F 2014

In response to the NAIC regulations, Aegon has implemented reinsurance and capital management actions to mitigate their impact. However, for a variety of reasons, Aegon may not be able to implement actions to mitigate the impact of Regulation XXX and AG38 on future sales of term or universal life insurance products, potentially resulting in an adverse impact on these products and Aegon’s market position in the life insurance market. In addition, the NAIC is reviewing internal captive reinsurance, the vehicle used in many capital management actions.

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

Since 2012, further to a decision by the European Court of Justice, Aegon’s European units may no longer use gender-related factors to determine premiums and benefits under insurance policies. Aegon has not observed any negative financial or business impact through but there remains a risk of future adverse impact.

Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies, including universal life with secondary guarantees, level term life insurance and variable annuity policies. Through these structures, Aegon finances certain required regulatory reserves at a lower cost. To the extent that state insurance departments restrict Aegon’s use of captives and regulatory reserve requirements remain unchanged this could increase its cost, limit its ability to write these products in the future or lead to increased prices to consumers on those products. The NAIC continues to consider changes to corporate governance and insurers’ use of captives. Due to the uncertainty of the proposals it is not possible to provide an estimate of the effects at this time.

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

Aegon has experienced downgrades and negative changes to its outlook in the past, and may experience downgrades and negative changes in the future. For example, during 2012, Fitch put a negative outlook on its long-term issuer default rating for Aegon N.V. and its insurer financial strength ratings for Aegon USA. Since 2012, Standard and Poor’s put a negative outlook on its insurer financial strength rating for Scottish Equitable (Aegon UK). A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. This would have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

320	Additional information Risk factors

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients (i.e. policyholders), not holders of Aegon securities. Changes in existing laws and regulations may affect the way in which Aegon conduct its businesses and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. The financial crisis of 2008 has resulted in, and may continue to result in further changes to existing laws, regulations and regulatory frameworks applicable to Aegon’s businesses in the countries in which it operates.

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides for comprehensive changes to the regulation of financial services in the United States by granting existing government agencies and newly created government agencies and bodies (for example the Financial Stability Oversight Council, Federal Reserve Board, Commodity Futures Trading Commission and Securities and Exchange Commission) authority to promulgate new financial regulations applicable to systemically important non-bank financial institutions. The regulatory changes include or may include differing standards of capital for companies deemed systemically important financial institutions (SIFIs) and other companies, as well as initiatives of US State and international financial services regulators to develop international capital, accounting and solvency regulatory standards for internationally active insurance groups (IAIGs). In November 2010, the G20 endorsed a policy framework to address the systemic and moral hazard risks associated with SIFIs, and initially in particular global SIFIs (G-SIFIs). On July 18, 2013, the International Association of Insurance Supervisors (IAIS) published a methodology for identifying global systemically important insurers (G-SIIs), and a set of policy measures that will apply to them. The Financial Stability Board (FSB) has endorsed the methodology and these policy measures. The policy measures include recovery and resolution planning requirements, enhanced group-wide supervision, including direct powers over holding companies and higher loss absorbency requirements (HLA) for non-traditional and non-insurance activities. In the absence of a global capital standard as a basis, the HLA will be built upon straightforward, backstop capital requirements for all group activities, including non-insurance subsidiaries. HLA requirements will need to be met by the highest quality capital. In November 2013, the FSB has identified an initial list of 9 G-SIIs to which the policy measures above should apply. The group of G-SIIs is updated annually and published by the FSB each November based on new data, most recently in November 2014. Aegon is not included on this list. Should, in future, Aegon be designated as a G-SII by the FSB, it would also become subject to the policy measures, described above.

An important impact to Aegon USA of the Dodd-Frank Act and similar financial services reform legislation by other countries in which Aegon operates will be the Derivatives Reform aspect of the Dodd-Frank Act, which aims to increase transparency of derivatives use and reduce systemic risk. Aegon USA entities are considered Category 2 under the regulations and are required to clear derivative transactions in accordance with the phase-in regulations. In addition, Aegon USA has new reporting, initial margin and variation margin obligations under the Dodd-Frank Act and its regulations. However, Aegon cannot predict how the regulations will affect the financial markets generally or how the regulations will affect Aegon’s operations or financial condition.

In the United States, the Patient Protection and Affordable Care Act (PPACA) was enacted in 2011 and upheld, with the exception of the Medicaid expansion mandate, by the US Supreme Court in 2012. PPACA significantly changes the regulation of health insurance in the United States, including in certain respects the regulation of supplemental health insurance products. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of these changes may significantly impact Aegon USA’s supplemental health insurance products business. Given ongoing litigation in the United States with regards to PPACA, the impact to Aegon remains uncertain.

Solvency II will be effective in EU member states as per January 1, 2016 and Aegon is still facing a number of uncertainties on a range of important topics where specific details need to be addressed. For Aegon there are a number of important topics, including internal model approval and the supervisory assessment and confirmation of equivalence and regimes that are determined to be equivalent or temporarily or transitionally equivalent. For entities where Solvency II quantitative requirements apply to ensure adequate capitalization, outstanding items include the specific calibration of the discount curve for insurance liabilities. These calibrations may include Volatility or Matching Adjustments which are countercyclical measures that ensure that the long term and illiquid nature of insurance or reinsurance obligations is reflected appropriately in the valuation. The full details around the calibration and application of these adjustments are not yet available, which makes it difficult to assess the impact on Aegon’s solvency ratio. Furthermore, the

Annual Report on Form 20-F 2014

templates that need to be used for both public and supervisory reporting are still in development by the European Insurance and Occupational Pensions Authority (EIOPA). This makes it difficult to ensure the Company’s system infrastructure is fully adapted to the final requirements. Over the course of 2015 Aegon expects to receive clarity on all these items, but the timelines are short and delays may impact the preparations Aegon makes to be Solvency II ready. The Company actively engages with industry peers, its supervisors and the regulatory community to get needed clarity needed as soon as possible. Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products, which will decrease Aegon’s returns on these products unless Aegon increases its prices. Other initiatives, such as by the International Association of Insurance Supervisors, may create regulations that would increase capital and other requirements that would not be applicable to all carriers and create an uneven competitive playing field.

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect Aegon’s ability to sell new policies or claims exposure on existing policies. For example, in Hungary, the mandatory pension business has been nationalized and therefore Aegon in Hungary has liquidated its mandatory pension business. Similarly, in December 2013, the Polish parliament approved legislation to overhaul the existing state pension system, which was a reason for Aegon to write down its intangible assets.

In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance costs and other ongoing business expenses and have a materially adverse effect on Aegon’s businesses, results of operations or financial condition.

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

Aegon faces significant risks of litigation and regulatory investigations and actions in connection with Aegon’s activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer, among others.

Insurance companies are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving wide-ranging subjects such as transparency of disclosure - issues and the charges included in products, employment or third party relationships, adequacy of internal operational controls and processes, environmental matters, anti-competition, privacy, information security and intellectual property infringement. For example, unclaimed property administrators and state insurance regulators performed examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Among these were multi-state examinations that included the collective action of many of the states. Additionally, some states conducted separate examinations or instituted separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas established reserves related to this matter of approximately EUR 117 million. Like various other major insurers in the United States, Aegon subsidiaries in the United States entered into resolutions with insurance regulators regarding claims settlement practices. Certain examinations are still ongoing. While Aegon believes the reserves it has established for these unclaimed property matters are adequate to cover expected obligations, there can be no assurances that actual exposures may not exceed reserve amounts or that additional sources of liability related to these examinations or other unclaimed property-related matters will not arise in the future. For more than a decade there has been an increase in litigation across the industry, together with new legislation, regulations, and regulatory initiatives, all aimed at curbing alleged improper annuity sales to seniors. As many of the estimated 78 million baby boomers in the United States are reaching the age of 60, the industry will likely see an increase in senior issues presented in various legal arenas.

In addition, insurance companies are generally the subject of litigation, inquiries, investigations and regulatory activity concerning common industry practices such as the disclosure of costs, both costs incurred upon inception of the policy as well as over the duration thereof, commissions, premiums and other issues relating to the transparency of disclosure concerning certain products and services including the risks thereof, in particular when costs and charges apply for or take effect over a longer duration, as is the case for many of Aegon’s products. Some inquiries have led to investigations, which remain open, or have resulted in fines, corrective actions or restitution. In certain instances, Aegon subsidiaries modified business practices in response to those inquiries, investigations or findings. For example, in 2014 the UK Financial Conduct Authority fined Aegon GBP 8.3 million for past sales practices related to accident insurance products sold by an affinity marketing unit that was active in several European countries and as to which Aegon elected to cease writing new business. In addition, many of Aegon’s products offer returns that are determined or that are affected by, among other things, fluctuations in equity markets as well as interest rate movements. These returns may prove to be volatile and occasionally disappointing. Disputes may also arise about the adequacy of internal controls, the level of appropriateness, disclosure, use and operation of modelling (quantitative or otherwise), investment allocations or other product features. From time to time this results

322	Additional information Risk factors

in complaints to Aegon or to regulatory bodies, in regulatory inquiries and investigations as well as in disputes that lead to litigation. Inquiries and investigations, regardless of their merit, may result in orders and settlements involving monetary payments and changes to the way Aegon does business.

Legal proceedings may take years to conclude. Parties are generally allowed to institute appeal from a decision in first instance. A decision in appeal may qualify for appeal to a supreme court. Also, Dutch law, for example, at present does not provide for a statutory basis for a plaintiff to claim damages on behalf of a class. Only once a plaintiff, in its capacity as member of a class, has obtained a ruling on the merits of a case, it can claim damages on an individual basis. Alternatively, negotiations between the defendant and customer interest groups may lead to a form of collective monetary settlement. This settlement can then be declared binding by the court and applied to the entire class. However, the Dutch Minister of Justice issued a draft legislative proposal in 2014 to provide for a statutory basis for plaintiffs to claim damages on behalf of a class, which proposal is currently being considered by the various interested parties.

Aegon cannot predict at this time the effect that litigation, investigations, and actions will have on the insurance industry or Aegon’s business. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, and may seek recovery of very large and/or indeterminable amounts, including bad faith, punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. Claimants may allege damages that are not quantifiable or supportable and may bear little relationship to their actual economic losses, or amounts they ultimately receive, if any. Besides potential monetary obligations, private litigation, regulatory action, legislative changes and developments in public opinion may require Aegon to alter the way it does business, which would have a material adverse effect on Aegon’s results of operations and prospects.

Aegon and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. In the Netherlands, certain current and former customers, and groups representing customers have initiated litigation, and certain groups are encouraging others to bring lawsuits against Aegon and other insurers regarding the appropriateness of premiums and policy costs, in respect of certain products including securities leasing products and unit-linked products (so called ‘beleggingsverzekeringen’, including the KoersPlan product). Since 2005, unit-linked products in particular started to become the subject of public debate. Allegations started to emerge that products and services hadn’t been transparent, were too costly or delivered a result different from what was agreed to. Customer interest groups were formed specifically in this context. Also, regulators as well as the Dutch Parliament have paid attention to this matter since, principally aimed at achieving an equitable resolution for customers.

Aegon has defended and Aegon intends to continue defending itself vigorously when Aegon believes claims are without merit. Aegon has also sought and intends to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances. Aegon refers to the settlement Aegon reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis in The Netherlands, two major customer interest groups. In 2012, Aegon accelerated certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies. With these measures, Aegon committed to the ‘best of class’ principles identified by the Dutch Ministry of Finance for certain existing unit-linked products. These principles were the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry made a strong appeal to all industry participants to apply these principles. As a result of this acceleration, Aegon took a one-off charge of EUR 265 million before tax in 2012. In addition, Aegon decided to reduce future policy costs for the large majority of its unit-linked portfolio. At the time of that acceleration, that decision was expected to decrease income before tax over the remaining duration of the policies by approximately EUR 125 million in aggregate, based on the present value at the time of the decision. While parties such as the Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) supported the arrangements reached with customer interest groups, the public debate over the adequacy generally of these and other arrangements, as well as discussions in the Dutch Parliament, continue and may lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of these matters, including what actions, if any, Aegon may take in response thereto, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. For example, the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) issued a request to the insurance industry to contact certain customers to determine whether unit-linked products sold in the past, actually perform as originally contemplated. Aegon has actively responded to that request by contacting customers to assess the performance of these products in the context of the then current objectives of that customer and to solicit an informed decision by those customers whether or not to continue with, make changes to or terminate these products (‘activeren van klanten’). This process is actively monitored by the AFM, including the percentage of customers contacted. Sanctions may be imposed if the AFM determines that an insurer did not conduct this process adequately as well as timely. The perceived adequacy of this process is

Annual Report on Form 20-F 2014

being monitored by the Dutch Parliament and may impact the likelihood of future legislation. Any changes in legislation, regulatory requirements or perceptions of commercial necessity may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

In general, individual customers as well as policyholder advocate groups and their representatives, continue to focus on the level of fees and other charges included in products sold by the insurance industry (including Aegon), as well as the transparency of disclosure regarding such fees and charges and other product features and risks. In 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “KoersPlan” product. Between 1989 and 1998, Aegon has issued, sold or advised on approximately 600,000 KoersPlan products. In 2011, the Court of Appeal had ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the death benefit embedded in those products. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to KoersPlan customers. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation and took a charge of EUR 25 million in 2013 in connection therewith. In 2014, Aegon announced that it would voluntarily compensate holders of KoersPlan products that were not plaintiffs in the litigation. The compensation amounts to the difference, if any, between the amount of premium charged by Aegon for a comparable risk in stand-alone death benefit coverage over the same period, and the premium (if higher) actually charged by Aegon in connection with the KoersPlan product. This voluntary product improvement was supported by the consumer interest group that initiated the court action over the KoersPlan product, Stichting Koersplandewegkwijt. However, another interest group, Stichting Woekerpolisproces, announced in 2014 that it expected in future to file a claim in court against Aegon, alleging that the compensation is too low and should be paid not only to all KoersPlan policyholders, but also to holders of all other tontine saving plan products (Spaarkassen) as well as to all holders of other products sold by Aegon with a death benefit (and corresponding premium payment obligation). It is not yet possible to determine what actions, if any, Aegon may take in connection with any such expectations, or demands or claims, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position.

Aegon expects this to remain an industry issue for the foreseeable future. In 2013, the Klachteninstituut Financiële Dienstverlening (KIFID), rendered an interim decision against another insurance company in The Netherlands. KIFID is an independent body that offers an alternative forum for customers to file complaints or claims over financial services. Its decisions may be appealed to the courts. In its interim decision, KIFID found that the consumer had not been adequately informed of the so-called initial costs embedded within its unit linked policy, nor of the leverage component thereof, and challenged the contractual basis for the charges. There are claims pending with KIFID filed by customers over Aegon products and that arguably include similar allegations. If KIFID were to finally decide unfavorably and that decision were to be upheld by a court, there can be no assurances that ultimately the aggregate exposure to Aegon of such adverse decisions would not have a material adverse effect on Aegon’s results of operations or financial position if the principles underlying any such decision were to be applied also to Aegon products.

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim relates to a range of unit-linked products that Aegon sold in the past, including products over which Aegon was involved in litigation in the past, like the KoersPlan product. The new claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made in earlier court cases. There can be no assurance that the claim from Vereniging Woekerpolis.nl may not ultimately have a material adverse effect on Aegon’s results of operations or financial position.

In June 2014, the Attorney General to the European Court of Justice gave its non-binding advisory opinion to the European Court of Justice on preliminary questions raised in a court case pending before the District Court in Rotterdam against another insurance company in The Netherlands. The main preliminary question being considered by the European Court of Justice is whether European law permits the application of information requirements based on general principles of Dutch law that potentially extend beyond information requirements as explicitly prescribed by local laws and regulations in force at the time the policy was written. The opinion of the Attorney General refers to disclosure requirements existing under European law, as well as the possibility for national rules to embed principles of transparency of disclosure. The European Court will render a judgment in 2015. It is possible that a judgment, although it may clarify a question of legal principle only and would be rendered in a case against another insurer, may ultimately be used by plaintiffs against Aegon or to support potential claims against Aegon. Future claims based on emerging legal theories could have a material adverse effect on our results of operations and financial condition.

324	Additional information Risk factors

A group of holders of unit-linked policies filed a claim in civil court against Aegon in Poland over the fees payable by a customer in case of early surrender of the policy contract. Polish law allows a group of individuals to file a claim jointly. Individuals need to specifically opt-in and damages may be claimed for that particular class. Policyholders also filed individual claims. While all fees were explicitly disclosed to policyholders at the time of investment in policy documentation, the plaintiffs allege they are too high. In October 2014, the Polish Office of Competition and Consumer Protection fined Aegon for an amount of EUR 5.6 million in relation to its communication around this matter. While this fine was not directly related to the civil claim, for reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure of its unit-linked policies. Aegon recorded a charge of EUR 23 million in the fourth quarter of 2014 in connection therewith. There can be no assurances that ultimately the exposure to Aegon in connection with allegations such as those underlying the claims in Poland, would not have a material adverse effect on Aegon’s results of operations or financial position.

Certain of the products Aegon sells are complex and involve significant investment risks that may be assumed by Aegon’s customers. Aegon receives, from time to time, claims from certain current and former customers, and groups representing customers, in respect of certain products. Certain claims remain under review and may lead to disputes in the future. Aegon has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if Aegon believed it was appropriate to do so. While Aegon intends to defend itself vigorously against any claims that Aegon does not believe have merit, there can be no assurance that any claims brought against Aegon by its customers will not have a materially adverse effect on Aegon’s businesses, results of operations and financial position.

Aegon may be unable to manage Aegon’s risks successfully through derivatives.

Aegon is exposed to currency fluctuations, changes in the fair value of Aegon’s investments, the impact of interest rate, equity markets and credit spread changes, and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to Aegon in view of the stresses suffered by financial institutions and the volatility of interest rate, credit and equity markets. Aegon may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon’s ability to manage risks through derivatives may be negatively affected by the Dodd-Frank Act and legislative initiatives of the European Commission, which provide for a new framework of regulation of OTC derivatives markets. These new regulations, including the regulation of OTC transactions, central counterparties and trade repositories (EMIR) that was published by the Official Journal of the European Union on July 27, 2012, as well as the new regulation on markets in financial instruments (MIFIR) proposed by the European Commission on October 20, 2011, adopted in 2014, requires Aegon to mandatorily trade certain types of OTC derivative transactions on regulated trading venues and clear certain types of transactions currently traded in the OTC derivative markets through a central clearing organization. This may limit Aegon’s ability to customize derivative transactions for its needs. As a result, Aegon may experience additional collateral requirements and costs associated with derivative transactions.

State statutes and regulators may limit the aggregate amount of dividends payable by Aegon’s subsidiaries and Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations.

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

Since 2005, Aegon’s financial statements have been prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity. New accounting standards that are likely to have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include but are not limited to IFRS 9 – Financial Instruments and IFRS 4 – Insurance contracts. On July 24, 2014, the IASB issued the fourth and final version of its new

Annual Report on Form 20-F 2014

standard on financial instruments accounting – IFRS 9 Financial Instruments. The new IFRS 9 standard has a mandatory effective date of January 1, 2018. Implementation of IFRS 9 may have a significant impact on Aegon’s reported results, financial condition and shareholder’s equity. Further details on IFRS 9 are provided in note 2.1.3 Future adoption of new IFRS accounting standards of the consolidated financial statements.

With regards to IFRS 4, the IASB is currently deliberating on the comment letters received by its constituents with regard to the Exposure Draft that was published by the IASB in June 2013. The proposed changes in the accounting for insurance contracts is likely to have a significant impact on Aegon. However, it is not yet clear when the final standard will be issued. A final standard may be published by the IASB before the end of 2015.

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

Further, most insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within certain limits. Taxes on this inside build-up of earnings may not be payable at all and, if payable, generally are due only when the earnings are actually paid.

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

326	Additional information Risk factors

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

The failure of a sufficiently large and influential financial institution, or other market participant including a sovereign issuer, may disrupt securities markets or clearance and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry.

Even the perceived lack of creditworthiness of a sovereign or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2012, 2013 and 2014.

In accordance with industry practices, Aegon reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. In 2014, approximately 60% of Aegon’s total direct and assumed (for which Aegon acts as a reinsurer for others) life insurance in force was ceded to other insurers. The major reinsurance counterparties for Aegon USA and Aegon Canada are affiliates of SCOR SE (SCOR), Munich Re, RGA and Swiss Re. The major reinsurers of Aegon UK are Swiss Re, Munich Re, Pacific Re and XL Re. The non-life reinsurance for Aegon the Netherlands is diversified across several providers

Annual Report on Form 20-F 2014

including Lloyds market syndicates. The major reinsurers of Aegon Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance Munich Re and RGA. Aegon Spain’s major reinsurers are General Re, RGA, National Re and SCOR. Aegon China’s major reinsurers are Hannover Re, Munich Re and China Re, and Aegon India’s major reinsurer is RGA.

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

In recent years, Aegon has made a number of acquisitions and divestitures around the world and it is possible that Aegon may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that may adversely affect Aegon’s operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation, and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

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

328	Additional information Risk factors

Aegon may not be able to protect its intellectual property and may be subject to infringement claims.

Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property, or defend itself against a claim of infringement of a third-party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a materially adverse effect on Aegon’s businesses, results of operation, financial condition and Aegon’s ability to compete. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third-party’s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events may adversely affect Aegon’s profitability, reputation or operational effectiveness.

Operational risk is inherent in Aegon’s businesses and may manifest itself in many ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modeling errors, and/or internal and external fraud. These events may result in financial loss, harm Aegon’s reputation, or hinder Aegon’s operational effectiveness. Aegon’s management maintains a well-controlled environment and sound policies and practices to control these risks and keep operational risk at appropriate levels. Notwithstanding these control measures, however, operational risk is part of the business environment in which Aegon operates, and is inherent in Aegon’s size and complexity, as well as Aegon’s geographic diversity, and the scope of the businesses Aegon operates. Aegon’s risk management activities cannot anticipate every economic and financial outcome, or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third-party service providers are terminated, including contractual arrangements with providers of information technology, administrative or investment management services, Aegon may not be able to find an alternative provider on a timely basis or on equivalent terms. Aegon may incur losses from time to time due to these types of risks.

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

Changes towards more sophisticated internet technologies, the introduction of new products and services, changing customer needs and evolving applicable standards increase the dependency on internet, secure systems and related technology. Introducing new technologies, computer system failures, cyber-attacks or security breaches may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition and cash flows.

Aegon retains confidential information on its computer systems, including customer information and proprietary business information. Any compromise to the security of Aegon’s computer systems that results in the disclosure of personally identifiable customer information may damage Aegon’s reputation, expose Aegon to litigation, increase regulatory scrutiny, and require Aegon to incur significant technical, legal and other expenses.

Annual Report on Form 20-F 2014

Judgments of US courts are not enforceable against Aegon in Dutch courts.

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

II - Risks relating to Aegon’s common shares

Aegon’s share price could be volatile and could drop unexpectedly, and investors may not be able to resell Aegon’s common shares at or above the price paid.

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

¿	Investor perception of Aegon as a company;
¿	Actual or anticipated fluctuations in Aegon’s revenues or operating results;
¿	Announcements of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;
¿	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;
¿	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
¿	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;
¿	Potential litigation involving Aegon or the insurance industry in general;
¿	Changes in financial estimates and recommendations by securities research analysts;
¿	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
¿	The performance of other companies in the insurance sector;
¿	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;
¿	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
¿	News or analyst reports related to markets or industries in which Aegon operates; and
¿	General insurance market conditions.

The high and low prices of Aegon’s common shares on Euronext Amsterdam were EUR 6.96 and EUR 5.75 respectively in 2014, and EUR 6.86 and EUR 4.42 respectively in 2013. The high and low sales prices of Aegon’s common shares on NYSE New York were USD 9.46 and USD 7.27 respectively in 2014, and USD 9.48 and USD 5.76 respectively in 2013. All share prices are closing prices.

Aegon and its significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

Aegon may decide to offer additional common shares in the future, for example, to strengthen Aegon’s capital position in response to regulatory changes or to support an acquisition.

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

330	Additional information Risk factors

As of December 31, 2014, there were 2,145,947,511 common shares and 581,325,720 common shares B issued. Of these, Vereniging Aegon held 292,687,444 common shares and all issued common shares B. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their common shares at any time.

Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

Prior to September 2002, Vereniging Aegon beneficially owned approximately 52% of the voting shares and thus held voting control over Aegon. In September 2002, Vereniging Aegon reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by Aegon). In 2003, Aegon and Vereniging Aegon amended the 1983 Merger Agreement, resulting in a right for Vereniging Aegon, upon issuance of shares by Aegon, to purchase as many class B preferred shares existing at that time as would enable it to prevent or offset a dilution to below its actual voting power percentage of 33%. In 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the General Meeting of Shareholders of Aegon N.V. on May 15, 2013. For details on the simplification of the corporate structure, please see the section Major shareholders at pages 299-302.

The simplified capital structure included an amendment to the 1983 Amended Merger Agreement between Aegon N.V. and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

The simplification of the capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. Accordingly, at December 31, 2014, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.55%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.64% for up to six months.

Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

¿	Adopting amendments to the Articles of Association;
¿	Adopting the Annual Accounts;
¿	Approving a consolidation or liquidation;
¿	Approving a tender offer, merger, sale of all or substantially all of the assets, or other business combination; and
¿	In particular, during the periods when Vereniging Aegon is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:
¿	Rejecting binding Supervisory Board nominations for membership to the Supervisory Board and Executive Board;
¿	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and
¿	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

Annual Report on Form 20-F 2014

Currency fluctuations may adversely affect the trading prices of Aegon’s common shares and the value of any cash distributions made.

Since Aegon’s common shares listed on Euronext Amsterdam are quoted in euros and Aegon’s common shares listed on NYSE New York are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of Aegon’s common shares. In addition, Aegon declares cash dividends in euros, but pays cash dividends, if any, on Aegon’s shares of New York registry in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

Convertible securities (or other securities that permit or require Aegon to satisfy its obligations by issuing common shares) that Aegon may issue could influence the market price for Aegon’s common shares.

In the future, Aegon may issue convertible securities or other securities that permit or require Aegon to satisfy obligations by issuing common shares. Those securities would likely influence, and be influenced by, the market for Aegon’s common shares.

For example, the price of Aegon’s common shares may become more volatile and may be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of Aegon’s common shares received at maturity. Aegon’s common shares may also be depressed by the acceleration of any convertible securities (or other such securities) that Aegon has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in Aegon’s equity. Negative results may also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and Aegon’s common shares. Any such developments may negatively affect the value of Aegon’s common shares.

Property, plants and equipment

In the United States, Aegon owns many of the buildings that the Company uses in the normal course of its business, primarily as offices. Aegon owns 14 offices located throughout the United States with a total square footage of 2 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 0.9 million. Aegon’s principal offices are located in Little Rock, AR; Los Angeles, CA; Denver, CO; Cedar Rapids, IA; St. Petersburg, FL; Atlanta, GA; Louisville, KY; Baltimore, MD; Harrison, NY; Exton, PA; and Plano, TX.

Other principal offices owned by Aegon are located in The Hague, the Netherlands; Budapest, Hungary; and Madrid, Spain. Aegon owns its headquarters and leases other offices in the Netherlands (Leeuwarden), the United Kingdom and Canada under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Employees and labor relations

At the end of 2014, Aegon had 28,602 employees and 5,713 agent-employees. Approximately 45% are employed in the Americas, 16% in the Netherlands, 8% in the United Kingdom and 30% in New Markets. Note that employees of the Holding are included in the Netherlands.

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

332	Additional information Risk factors

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

The number of employees per geographical area:

	2014	2013	2012
Americas	12,865	12,256	11,967
The Netherlands	4,700	4,584	4,930
United Kingdom	2,420	2,400	2,793
New Markets	8,617	7,651	7,160
	28,602	26,891	26,850
Of which agent	5,713	4,753	4,402
Of which Aegon’s share of employees in joint ventures and associates	1,614	1,462	1,546

See note 14 Commissions and expenses of the Notes to the consolidated financial statements of this Annual Report for a description of share-based payments to employees.

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

When determining whether to declare or propose a dividend, Aegon’s Executive Board has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions. Also, Aegon’s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the Company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Annual Report on Form 20-F 2014

Holders of common shares historically have been permitted to elect to receive dividends, if any, in cash or in common shares. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. Aegon pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., Aegon’s NYSE paying agent, based on the foreign exchange reference rate (as published each working day at 2.15 p.m. (CET) by the European Central Bank) on the business day following the announcement of the interim dividend or on the second business day following the shareholder meeting approving the relevant final dividend.

The offer and listing

The principal market for Aegon’s common shares is Euronext Amsterdam. Aegon’s common shares are also listed on NYSE New York.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of Aegon’s common shares on Euronext Amsterdam and NYSE New York as reported by Bloomberg and is based on closing prices.

	Euronext Amsterdam (EUR)		NYSE New York (USD)
	High	Low	High	Low
2010	5.41	4.04	7.41	5.11
2011	5.68	2.68	7.92	3.62
2012	4.89	4.07	6.47	5.22
2013	6.86	4.23	9.48	5.76
2014	6.96	5.75	9.46	7.27

2012
First quarter	4.52	3.05	5.93	3.92
Second quarter	4.20	3.19	5.60	3.96
Third quarter	4.50	3.35	5.88	4.06
Fourth quarter	4.89	4.08	6.47	5.22

2013
First quarter	5.17	4.46	6.85	5.81
Second quarter	5.38	4.23	7.08	5.76
Third quarter	6.00	5.31	7.96	6.90
Fourth quarter	6.86	5.57	9.48	7.53

2014
First quarter	6.96	6.23	9.46	8.39
Second quarter	6.77	6.13	9.32	8.44
Third quarter	6.64	5.75	9.02	7.68
Fourth quarter	6.61	5.83	8.27	7.27
September 2014	6.64	6.02	8.52	8.06
October 2014	6.52	5.85	8.18	7.48
November 2014	6.61	6.07	8.27	7.60
December 2014	6.39	5.83	7.90	7.27

2015
January 2015	6.34	5.94	7.45	6.97
February 2015	6.93	6.38	7.85	7.32
March 2015 (through March 11, 2015)	7.51	6.80	7.94	7.61
On Euronext Amsterdam only Euronext registered shares may be traded, and on NYSE New York only New York Registry Shares may be traded.

334	Additional information Additional company information

Additional company information

Memorandum and Articles of Association

Aegon is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.

Certain provisions of Aegon’s current Articles of Association are discussed below.

Objects and purposes

¿	The objects of Aegon are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with, and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense; and
¿	In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in Aegon.

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (pages 106-110).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

¿	All shares are in registered form;
¿	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
¿	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
¿	However, under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
¿	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account;
¿	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
¿	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;
¿	There are no sinking fund provisions;
¿	All issued shares are fully paid-up; so there is no liability for further capital calls; and
¿	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

¿	The common shares are listed; the common shares B are not listed;
¿	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
¿	A repayment on common shares B needs approval of the holders of common shares B.

Annual Report on Form 20-F 2014

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

Conditions under which meetings are held

Annual General Meetings and extraordinary General Meetings of Shareholders shall be convened by public notice. Notice must be given no later than 42 days prior to the date of the meeting. The notice must contain a summary agenda and indicate the place where the complete agenda together with the documents pertaining to the agenda may be obtained. The agenda is also sent to shareholders registered with the Company Register. New York Registry shareholders or their brokers receive a proxy solicitation notice.

For admittance to and voting at the meeting, shareholders must produce evidence of their shareholding as of the record date. The Dutch law determines that the record date is 28 days prior to the General Meeting of Shareholders. Shareholders must notify Aegon of their intention to attend the meeting.

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

In the event a Special Cause occurs (such as the acquisition of 15% of Aegon’s voting shares, a tender offer for Aegon’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging Aegon will be entitled to exercise its full voting rights of one vote per each common share B for up to six months per Special Cause, thus increasing its current voting rights to 32.64%.

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

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences in company law practices for domestic companies’ included in the Corporate Governance section of this Annual Report (page 111).

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

336	Additional information Material contracts

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

This section does not address the Netherlands tax consequences for:

i.	Investment institutions (fiscale beleggingsinstellingen);
ii.	Pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Netherlands corporate income tax;
iii.	Corporate holders of Aegon common shares, the shareholding of which qualifies for the participation exemption (deelnemingsvrijstelling) of the Netherlands corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital; Holders of Aegon common shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Aegon and holders of Aegon common shares of whom a certain related person holds a substantial interest in Aegon. Generally speaking, a substantial interest in Aegon arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total of capital issued by Aegon or of 5% or more of the issued capital of a certain class of Aegon shares, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in Aegon;
iv.	Persons to whom the beneficial interest in Aegon common shares is attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Netherlands income tax act 2001 (Wet inkomstenbelasting 2001);
v.	Entities which are a resident of Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba, to which permanent establishment or permanent representative the Aegon common shares are attributable;
vi.	Holders of Aegon common shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of these shares or of the benefits derived from or realised in respect of the Aegon common shares; and
vii.	Individuals to whom Aegon common shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this section refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Annual Report on Form 20-F 2014

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
iii.	The par value of new common shares issued to a holder of Aegon common shares or an increase of the par value of Aegon common shares, except when the (increase in the) par value of Aegon common shares is funded out of its paid-in capital as recognized for Netherlands dividend tax purposes; and
iv.	Partial repayments of paid-in capital recognised for Netherlands dividend tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

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

Beneficial owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Netherlands dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

¿	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: - as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend tax; or - in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend tax; and
¿	That such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

338	Additional information Taxation

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

The amount of the above mentioned reduction of the withholding tax will be reduced on a pro rata basis to the extent that Aegon distributes dividends to entities that are entitled to a refund of the Netherlands dividend tax. This reduction does not apply in respect of dividends paid to entities that own less than 5% of the nominal paid-up capital of Aegon.

Corporate and individual income tax

Residents of the Netherlands

If a holder of Aegon common shares is a resident or deemed to be a resident of the Netherlands for Netherlands corporate income tax purposes and is fully subject to Netherlands corporate income tax or is only subject to Netherlands corporate income tax in respect of an enterprise to which Aegon common shares are attributable, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are generally taxable in the Netherlands (at up to a maximum rate of 25%) under the Netherlands corporate income tax act 1969 (Wet op de vennootschapsbelasting 1969).

If an individual is a resident or deemed to be a resident of the Netherlands for Netherlands individual income tax purposes, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are taxable at the progressive rates (at up to a maximum rate of 52%) under the Netherlands income tax act 2001 (Wet inkomstenbelasting 2001) if:

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

If neither condition (i) nor condition (ii) above applies to an individual that holds Aegon common shares, such individual must determine taxable income with regard to Aegon common shares on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year, insofar as the individual’s yield basis exceeds a certain threshold. The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of Aegon common shares less the fair market value of certain qualifying liabilities on January 1. The fair market value of Aegon common shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments is taxed at a rate of 30%.

Annual Report on Form 20-F 2014

Non-residents of the Netherlands

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, such person is not subject to Netherlands income tax in respect of income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares, except if:

i.	The person is not an individual and (1) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative Aegon common shares are attributable, or (2) is (other than by way of securities) entitled to a share in the profits of an enterprise or a co- entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. This income and these gains are subject to Netherlands corporate income tax at up to a maximum rate of 25;
ii.	The person is an individual that (1) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative Aegon common shares are attributable, or (2) realises income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which includes activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (3) is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 52%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under ‘Residents of the Netherlands’). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

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

340	Additional information Taxation

The proposed financial transactions tax

The European Commission has published a proposal for a Directive for a common financial transactions tax (FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States).

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in Aegon common shares (including secondary market transactions) in certain circumstances.

Under the current proposals, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in Aegon common shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, ‘established’ in a participating Member State in a broad range of circumstances, including (1) by transacting with a person established in a participating Member State or (2) where the financial instrument which is subject to the dealings is issued in a participating Member State.

Joint statements issued by participating Member States indicate an intention to implement the FTT by January 1, 2016.

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

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

¿	Financial institutions;
¿	Insurance companies;
¿	Dealers or traders in securities or currencies;
¿	Tax-exempt entities; and
¿	Regulated investment companies;
¿	Persons that will hold the common shares as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US Federal income tax purposes;
¿	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;
¿	Partnerships or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
¿	Holders that have a ‘functional currency’ other than the US dollar.

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

Annual Report on Form 20-F 2014

For the purposes of this section, a ‘US holder’ is a beneficial owner of common shares that is, for US Federal income tax purposes:

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

Certain ‘qualified dividend income’ received by individual US holders is taxed at a maximum income tax rate of 20% under current law. Only dividends received from US corporations or from a ‘qualified foreign corporation’ and on shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. Aegon is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, Aegon should be considered a ‘qualified foreign corporation’ for this purpose. Accordingly, dividends paid by Aegon to individual US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Each US holder should consult their tax advisor regarding the applicable tax rate.

In addition, US holders receiving dividends may be subject to a net investment income tax (NIIT). The NIIT is a 3.8% tax on the lesser of net investment income or the amount of modified adjusted gross income (MAGI) that is over a threshold amount based on filing status (USAd 250,000 for married taxpayers filing jointly). Each US holder should consult their tax advisor regarding applicability of the NIIT.

Distributions paid in currency other than US dollars (a ‘foreign currency’), including the amount of any withholding tax thereon, must be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt. This is the case regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

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

342	Additional information Taxation

The amount of the qualified dividend income paid by Aegon to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the ‘rate differential portion’ of such dividend (which, assuming a US holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 49.49% under current law). Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.

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

In addition, US holders with capital gains may be subject to a NIIT. The NIIT is a 3.8% tax on the lesser of net investment income or the amount of modified adjusted gross income (MAGI) that is over a threshold amount based on filing status (USD 250,000 for married taxpayers filing jointly). Each US holder should consult their tax advisor regarding applicability of the NIIT.

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

Passive foreign investment company considerations

Based on the nature of Aegon’s gross income, the average value of Aegon’s gross assets, and the active conduct of Aegon’s insurance business, Aegon does not believe that it could be classified as a Passive Foreign Investment Company (PFIC). If Aegon were treated as a PFIC in any year during which a US holder owns common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

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

Annual Report on Form 20-F 2014

Non-US holders that provide the required tax certifications of exempt or foreign status will generally be exempt from US information reporting requirements and backup withholding. However, sales proceeds a non-US holder receives on a sale of common shares through a broker may be subject to information reporting and backup withholding if the non-US holder is not eligible for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder or a non-US holder generally may be claimed as a credit against such holder’s US Federal income tax liability provided that the required information is furnished to the US Internal Revenue Service (IRS). Investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Non-US holders should consult their tax advisors concerning the applicability of the information reporting and backup withholding rules.

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

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for the year ended December 31, 2014. For the two preceding fiscal years, for which audited financial statements appear in this Annual Report, Ernst & Young Accountants (EY) has served as Aegon’s independent public accountant.

The following table presents the aggregate fees for services rendered by PwC in 2014, and EY in 2013 and 2012.

Fees independent public accountant

In million EUR	2014	2013	2012
Audit fees	17	19	19
Audit-related fees	1	2	7
All other fees	-	1	-
	18	22	26

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

Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of Aegon’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as ‘Audit services’; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

Tax fees include fees billed for tax compliance.

All other fees include fees billed for permissible non-audit services that Aegon believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

344	Additional information Principal accountant fees and services

Audit Committee pre-approval policies and procedures

Aegon’s Audit Committee is responsible, among other matters, for the oversight of the external auditor. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by Aegon’s independent auditors (the Pre-approval Policy).

Under the Pre-approval Policy, proposed services either:

¿	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (general pre-approval); or
¿	Require the specific pre-approval of the Audit Committee (specific pre-approval). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

For the period 2012 to 2014, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Changes in registrant’s certifying accountants

As announced at the annual General Meeting of Shareholders in 2012, the audit of Aegon’s accounts from 2014 was put to tender in 2012. In February 2013, after a thorough process the Audit Committee and the Supervisory Board decided to propose to shareholders to appoint PwC as the Company’s independent auditor for the annual accounts of 2014 through 2016. These proposals were approved at the Annual General Meeting of Shareholders on May 15, 2013.

The reports of EY on the Company’s financial statements for 2013 and 2012, for which audited financial statements appear in this Annual Report, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s financial statements for 2013 and 2012, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report.

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs2)	Maximum number of shares that may yet be purchased under the plans or programs at end of month2)
January 1 - 31, 2014	3,718	6.81	-	-
February 1 - 28, 2014	4,906	6.89	-	-
March 1 - 31, 2014	4,057	6.49	-	-
April 1 - 30, 2014	4,321	6.34	-	-
May 1 - 31, 2014	5,005	6.32	-	-
June 1 - 30, 2014	5,974,896	6.45	5,969,584	8,519,064
July 1 - 31, 2014	8,523,438	6.42	8,519,064	-
August 1 - 31, 2014	5,412	5.94	-	-
September 1 - 30, 2014	8,278,207	6.61	8,273,486	8,046,453
October 1 - 31, 2014	8,050,475	6.37	8,046,453	-
November 1 - 30, 2014	4,323	6.18	-	-
December 1 - 31, 2014	4,341	6.29	-	-
Total	30,863,099		30,808,587
[1]	The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent-related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.
[2]	On June 17, 2014, a repurchase program to neutralize the dilutive effect of the 2013 final dividend paid in shares was announced. As a consequence approximately 14.5 million shares have been repurchased between June 20 and July 17, 2014. Subsequently, on September 17, 2014, a repurchase program to neutralize the dilutive effect of the 2014 interim dividend paid in shares was announced. As a consequence approximately 16.5 million shares have been repurchased between September 17, 2014 and October 15, 2014.

Annual Report on Form 20-F 2014

Glossary

Acquisition date is the date on which the acquirer effectively obtains control of the acquiree. In most cases this includes at least the transfer of risks and rewards related to the acquired business or assets/liabilities.

Actuarial funding enables a life insurance company to reduce the size of the unit reserves it holds for unit-linked business to reflect some or all of the unit-linked charges it expects to receive in the future from the units nominally allocated. Actuarial funding is used on those contracts that have surrender penalties and the Company will hold a minimum of the surrender value at all times.

Actuarial gains and losses relate to the accounting for post-employment benefit plans. They comprise the effects of experience adjustments and changes in assumptions used to determine the cost of a plan.

Alt-A mortgages relates to a type of US residential mortgage which are securitized home equity loans. Typical Alt-A borrower has a credit score high enough to obtain an: ‘A’standing. Alt-A mortgages are primarily backed by loans with fixed interest rates for the entire term of the loan.

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

Asset-Backed Securities (ABS) are securities whose value and income payments are derived from and collateralized (or ‘backed’) by a specified pool of underlying assets.

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

Capital funding includes debt securities that are issued for general corporate purposes and for capitalizing our business units. Capital funding is part of the Company’s total capitalization that is used for financing our subsidiaries and the cash held at the holding company.

Capitalization is the recognition of a cost as part of the cost of an asset on the statement of financial position.

Cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

Collateralized Loan Obligation (CLO) is a type of CDO which is backed primarily by leveraged loans.

Commercial Mortgage-Backed Securities (CMBS) is a type of mortgage-backed security that is secured by the loan on a commercial property.

346	Additional information Glossary

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

Debt securities are interest-paying bonds, debentures, notes, or money market instruments that are issued by governments or corporations. Debt securities are issued with a promise of repayment on a certain date at a specified rate of interest.

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

Annual Report on Form 20-F 2014

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

348

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

Operational funding includes debt securities that are issued for the financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.

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

Annual Report on Form 20-F 2014

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

350	Additional information Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 5 ‘Segment information’ of this report. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
¿	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
¿	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
¿	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¿	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¿	Consequences of a potential (partial) break-up of the euro;
¿	The frequency and severity of insured loss events;
¿	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¿	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¿	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¿	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;
¿	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
¿	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¿	Acts of God, acts of terrorism, acts of war and pandemics;
¿	Changes in the policies of central banks and/or governments;
¿	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¿	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

Annual Report on Form 20-F 2014

¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¿	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¿	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¿	Customer responsiveness to both new products and distribution channels;
¿	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¿	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
¿	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¿	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¿	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

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

352	Additional information Contact

Contact

Headquarters

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Agent for service in the United States of America

Name: Jay Orlandi

Telephone: +1 443 475 3836

E-mail: jay.orlandi@transamerica.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Annual Report on Form 20-F 2014

353

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.

/s/ Darryl D. Button

Darryl D. Button

Chief Financial Officer

Date: March 18, 2015

354	Additional information

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

The SEC allows Aegon to ‘incorporate by reference’ information into this Annual Report on Form 20-F, which means that:

¿	Incorporated documents are considered part of this Annual Report on Form 20-F; and
¿	Aegon can disclose important information to you by referring you to those documents.

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 352)

Annual Report on Form 20-F 2014

Exhibits

Index to Exhibits

1	Articles of Association. (1)
4.1	1983 Amended Merger Agreement. (2)
4.2	Voting Rights Agreement. (3)
4.3	Engagement Agreement between D.D. Button and Aegon N.V. (4)
4.4	Employment Agreement between A.R. Wynaendts and Aegon N.V. (5)
4.5	Aegon N.V. Long-term Incentive Plan Rules (6)
4.7	Aegon Group Executive Board Variable Compensation Plan Rules 2013 (7)
4.8	Aegon Group Executive Board Variable Compensation Plan Rules 2014
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of Aegon N.V. – Incorporation by reference to Note 52 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15.1	Consent of independent registered public accounting firm.
15.2	Consent of Predecessor Auditors.

(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.

(2) Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 31, 2014.

(3) Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 31, 2014.

(4) Incorporated by reference to Exhibit 4.3 to Form 20-F 2009 filed with the SEC on March 29, 2010.

(5) Incorporated by reference to Exhibit 4.11 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(6) Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(7) Incorporated by reference to Exhibit 4.14 to Form 20-F 2013 filed with the SEC on March 31, 2014.

The company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the company and its consolidated subsidiaries.