Form 20-F
period 2015-12-31
AEGON NV
filed 2016-03-25
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

+31-70-3445458

Jurgen.vanRossum@aegon.com

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

2015

AEGON

Transform Tomorrow

II

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a

2	Offer Statistics and Expected Timetable	n/a

3	Key Information

3A	Selected financial data	11-13

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	83-104; 159-186; 320-339

4	Information on the Company

4A	History and development of the Company	10; 14-82; 279-280; 360

4B	Business overview	14; 31-39; 44-50; 55-59; 67-82

4C	Organizational structure	10; 14

4D	Property, plants and equipment	339

4A	Unresolved Staff Comments	n/a

5	Operating and Financial Review and Prospects

5A	Operating results	14-82

5B	Liquidity and capital resources	87-90; 225-227

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	8-9; 14-82

5E	Off-balance sheet arrangements	271-275

5F	Tabular disclosure of contractual obligations	185-186; 271-275

5G	Safe harbor	n/a

6	Directors, Senior Management and Employees

6A	Directors and senior management	6-7; 113-115

6B	Compensation	105-112; 199-202; 282-287

6C	Board practices	106-112

6D	Employees	303

6E	Share ownership	114-115; 306-308

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	306-308

7B	Related party transactions	281-287

7C	Interest of experts and counsel	n/a

8	Financial Information

8A	Consolidated Statements and Other Financial Information	126-132; 309-315

8B	Significant Changes	n/a

Annual Report on Form 20-F 2015

III

9	The Offer and Listing

9A	Offer and listing details	341
9B	Plan of distribution	n/a
9C	Markets	341
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

10	Additional Information

10A	Share capital	n/a
10B	Memorandum and articles of association	342-343
10C	Material contracts	343
10D	Exchange controls	344
10E	Taxation	344-350
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	361
10I	Subsidiary Information	n/a

11	Quantitative and Qualitative Disclosures About Market Risk	85-86; 159-186

12	Description of Securities Other than Equity Securities	n/a

13	Defaults, Dividend Arrearages and Delinquencies	n/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15	Controls and Procedures	119

16A	Audit committee financial expert	98-99

16B	Code of Ethics	118

16C	Principal Accountant Fees and Services	350-352

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	352

16F	Change in Registrant’s Certifying Accountant	351

16G	Corporate Governance	113-116

16H	Mine Safety Disclosure	n/a

17	Financial Statements	n/a

18	Financial Statements	126-304

19	Exhibits	361

IV

          This page has been intentionally left blank.

Annual Report on Form 20-F 2015

2

          This page has been intentionally left blank.

Annual Report on Form 20-F 2015

Introduction

Filing

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

About this report

This report serves as Aegon’s Annual Report for the year ended December 31, 2015. It presents the consolidated financial statements of Aegon (pages 126-288) and the stand-alone financial statements of Aegon N.V. (pages 290-304), both prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and Part 9 of Book 2 of the Dutch Civil Code.

Aegon N.V. is referred to in this document as ‘Aegon’, or ‘the Company’, and is together with its member companies referred to as ‘Aegon Group’ or ‘the Group’. For such purposes, ‘member companies’ means, in relation to Aegon N.V., those companies required to be consolidated in accordance with the Netherlands legislative requirements concerning relating to consolidated accounts.

Presentation of certain information

References to the ‘NYSE’ are to the New York Stock Exchange and references to the SEC are to the US Securities and Exchange Commission. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of the member states of the European Monetary Union; ‘USD’, and ‘US dollar’ when referring to the lawful currency of the United States of America; ‘GBP’, ‘UK pound’ and ‘pound sterling’ when referring to the lawful currency of the United Kingdom; ‘CAD’ and ‘Canadian dollar’ when referring to the lawful currency of Canada; ‘CNY’ when referring to the lawful currency of the People’s Republic of China; ‘CZK’ when referring to the lawful currency of the Czech Republic, ‘HUF’ when referring to the lawful currency of Hungary; ‘PLN’ when referring to the lawful currency of Poland; ‘RON’ when referring to the lawful currency of Romania; ‘TRY’ when referring to the lawful currency of Turkey, and ‘UAH’ when referring to the lawful currency of Ukraine.

Aegon prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. SEC, including financial information contained in this Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

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

A reconciliation between IFRS-EU and IFRS is included in note 2.1 to the consolidated financial statements.

4	Strategic information CEO letter

CEO letter

2015 was a year in which we made significant progress in the execution of our strategy. Our operational and financial successes are ultimately the result of customers placing their trust in Aegon, and I’m proud that we are helping millions of people achieve a lifetime of financial security.

Once again, one of the key highlights of the year was the very strong and profitable sales we generated across the Company, which are up by 24% on 2014. Moreover, I am pleased that we have seen a 12% year-on-year increase in sales over the last five years, and this success underlines the continued progress Aegon has made to connect with customers in new ways – including through our new and innovative digital propositions.

While we had strong results in terms of sales, it was a challenging year from an earnings perspective and I am disappointed that our results – in particular those in the US – did not meet our expectations. The main cause of this decline in earnings was the adverse effect from model updates and assumption changes. These included the impact of changes in customer behavior, the effect of which was exacerbated by the low interest rate environment. We have taken actions to mitigate this adverse effect and remain committed to generating attractive returns.

Adapting to change

The global economic climate continues to present challenges for the insurance sector. Credit conditions worsened in 2015 as world oil prices reached their lowest point in over a decade. While the gradual upturn in the US economy was a positive sign, the economic growth outlook in the US remains mixed and below that of the pre-crisis level. Similarly, although measures to stimulate the eurozone economy had a positive effect on the outlook for the region, conditions for insurers became more challenging as interest rates dropped to historic lows. In this challenging environment Aegon remains well positioned for the future. The transformation in our business over the last five years, from one reliant largely on spread businesses to one focused on fee and technical income, makes us a stronger and more resilient franchise going forward.

Transforming our business

2015 was the final year of a five-year strategy cycle at the Company. As pleasing as it was to not only meet, but exceed, our targets for operational free cash flows and fee-based earnings, I am disappointed that we did not achieve our targets for return on equity and earnings growth. In January 2016, we updated the market on our strategy and the steps we are taking to continue to improve our operational performance. Central to this is the announcement that we will further reduce our expenses by EUR 200 million over the next three years. In parallel, we will focus on developing a life-long relationship with our customers so that we can serve their financial needs at all the major financial junctures in their lives; rather than on a one-off basis. In order to accomplish this, we need to get much closer to our customers and connect with them how and when they wish. To this end, we will step up our work to provide guidance and advice to customers and accelerate our investments in digital solutions.

Focusing on value creation

We continued to make progress in the optimization of our portfolio, allocating capital to those businesses that create value and growth in order to deliver on our financial targets and strategy. 2015 saw the divestment of a number of non-core activities, including our life insurance business in Canada, Clark Consulting and our joint venture with La Mondiale in France, freeing up close to a billion euros of capital. In terms of reinvesting our capital, two transactions that we secured are particularly exciting: first, the creation of a strategic partnership with La Banque Postale Asset Management, the fifth largest asset manager in France with over 10 million customers; and second, the acquisition of Mercer’s record keeping business, which makes Aegon one of the top five in the US pension administration market, with approximately 5 million plan participants. Both of these deals illustrate how we are reaching new customers by enhancing our distribution networks and teaming up with market leaders.

Annual Report on Form 20-F 2015

Navigating a complex regulatory landscape

While regulation of our industry is changing rapidly and compliance costs are rising, with the right business model these changes represent a clear opportunity. Indeed, Aegon has the added competitive advantage of knowing how to operate in rapidly changing markets due to its global presence.

Preparations for the European Union Solvency II Directive were a considerable undertaking throughout the year. Gaining approval for Aegon’s internal model in the Netherlands and the United Kingdom in December was a significant achievement, and our strong capital position was reflected in the fact that all our major business units are above their respective target levels. I am pleased that our estimated group Solvency II ratio of 160% is in the upper end of our target range, meaning we are in a strong position to return capital to our shareholders. Our strong capital position enabled us to announce a share buyback of EUR 400 million, and to increase the dividend yet again – this year by 9% – in line with our dividend policy of having a sustainable and growing dividend.

In November, Aegon was designated as one of a group of nine Global Systemically Important Insurers (G-SII) by the Financial Stability Board (FSB). We are engaging with supervisors with regard to the G-SII Framework, and while some implications of G-SII designation are not clear, we are making progress on the plans we need to develop.

Our communities and our employees

Although this report provides a comprehensive overview of Aegon’s financial activities, we take the impact we have on the communities in which we operate, wider society and the environment very seriously. For this reason, we are pleased to also publish an annual review, which is available on aegon.com. This explains our social, economic and environmental performance and impacts, together with outlining how we create value for our stakeholders.

I am proud to work alongside over 31,500 talented colleagues who are dedicated to making a difference and who share my passion for our purpose – to help people achieve a lifetime of financial security. On behalf of the Management Board I would like to express my sincere thanks for all their hard work and commitment. Furthermore, I would like to thank Aegon’s many shareholders for placing their trust in the company. Without their support and investment, we would not be able to deliver on the promises we make to our 30 million customers around the world.

Looking to the future

Aegon is, I believe, well positioned to take advantage of the many opportunities in our markets by connecting with ever more customers and meeting their needs in a smooth and seamless way across their lifetimes. This gives me confidence that Aegon will achieve its strategic and financial objectives, and also create long-term value for customers and therefore shareholders alike.

Thank you for your support and interest in our company.

Alex Wynaendts

Chief Executive Officer and Chairman of the Executive Board of Aegon N.V.

6	Strategic information Composition of the Executive Board and the Management Board

Composition of the Executive Board and the Management Board

Alex Wynaendts (1960, Dutch)

Chief Executive Officer

Chairman of the Executive Board

Chairman of the Management Board

Alex Wynaendts began his career in 1984 with ABN AMRO Bank, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined Aegon as Senior Vice President for Group Business Development. He was appointed as a member of the Executive Board in 2003, overseeing the Company’s international growth strategy. In April 2007, Mr. Wynaendts was named Aegon’s Chief Operating Officer, and has been CEO and Chairman of the Executive Board and Management Board since April 2008. Mr. Wynaendts was reappointed as member of the Executive Board at the Annual General Meeting of Shareholders of Aegon N.V. on May 20, 2015. His third and final term of office will end in 2019.

Darryl Button (1969, Canadian)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Darryl Button began his career at Mutual Life Insurance Co. of Canada, joining Aegon in 1999 as Director of Product Development and Risk Management at Aegon USA’s Institutional Markets business unit. He was appointed Corporate Actuary of Aegon USA in 2002 and became CFO of Aegon Americas in 2005. From 2008 to 2011, Mr. Button also took on the responsibilities of Chairman and executive management of Aegon’s Canadian operations, before joining Aegon’s Corporate Center in 2012 as Executive Vice President and Head of the Corporate Financial Center. In 2013, Mr. Button was appointed as CFO and as a member of the Executive Board of Aegon. He is also a member of the Management Board.

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

Tom Grondin (1969, Canadian)1

Chief Risk Officer of Aegon N.V.

Member of the Management Board

Tom Grondin was appointed Chief Risk Officer of Aegon N.V. in 2003 and as a member of Aegon’s Management Board in January 2013. His current responsibilities include managing Aegon’s Risk, Actuarial, Compliance and Risk Structuring and Transfer functions. He joined Aegon USA’s Institutional Markets business unit in 2000, where he was Chief Actuary. Prior to joining Aegon, he was a consultant at Tillinghast-Towers Perrin, and an asset liability manager at Manulife Financial.

1	Tom Grondin was appointed as Chief Financial Officer, Aegon Asia, effective January 1, 2016. Allegra van Hövell-Patrizi joined Aegon on January 1, 2016 as Group Chief Risk Officer, and member of the Management Board.

Annual Report on Form 20-F 2015

Marco Keim (1962, Dutch)

Chief Executive Officer of Aegon the Netherlands

Member of the Management Board

Marco Keim began his career with accountants Coopers & Lybrand/Van Dien. He has also worked for aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a board member. Three years later, Mr. Keim was appointed CEO. In June 2008, he became CEO of Aegon the Netherlands and a member of Aegon’s Management Board.

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

Mark Mullin (1963, American)

Chief Executive Officer of Aegon Americas

Member of the Management Board

Mark Mullin has spent more than 20 years with Aegon in various investment and business management positions in both the United States and Europe. Mr. Mullin has served as President and CEO of one of Aegon’s US subsidiaries, Diversified Investment Advisors, and as head of the Company’s annuity and mutual fund businesses. He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of the Management Board in 2010.

8	Strategic information Aegon’s strategy

Aegon’s strategy

Achievements since 2011

In 2011, Aegon embarked on a strategic direction based on the following objectives: to get closer to customers by addressing their financial needs across the various stages of their lives; to leverage technology to improve service and customer experience, while also reducing expenses in order to remain competitive; and to focus on protection and accumulation needs in emerging markets, and on accumulation and post-retirement needs in developed markets.

Since this time, the profile of the Company has been transformed by refocusing the Group on fee business. Key accomplishments include: divesting non-core businesses, such as Transamerica’s Reinsurance business, a number of joint ventures in Spain, La Mondiale in France, and the Company’s Canadian life insurance business; creating a successful asset management business; significantly reducing expenses, while investing in new digital business models, e.g. Knab in the Netherlands and Aegon’s retirement platform in the UK; and increasing the number of customers that place their trust in Aegon to 30 million.

Key drivers for change

Going forward, it is necessary to constantly anticipate changes in Aegon’s business environment. This environment is being shaped by a number of trends:

¿	Low interest rates, which may persist for a longer period than anticipated;
¿	The shift from state and corporate benefits to individuals taking responsibility for their own privately-funded plans;
¿	Reduced accessibility to traditional financial advice for the middle market and mass-affluent customer segments;
¿	Increased competition due to the blurring of boundaries between insurers, banks, asset managers, distributors, and other (new) non-traditional entrants into the financial services industry following regulatory and technology developments;
¿	Shifting consumer demand towards digital first, multi-channel access, and personalized offerings;
¿	Increasing customer expectations for greater transparency, simplicity, and superior service; and
¿	A regulatory environment that increases complexity across all lines of business and puts pressure on returns.

Aegon’s ambition

Aegon’s purpose – to help people achieve a lifetime of financial security – forms the basis of the Company’s strategy. The central focus of the strategy is to further change the Company by shifting from a product-based company to a customer need-driven one. This means serving diverse and evolving needs across the customer life cycle (‘right time, right solution’); aligning Aegon’s brand promise with being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient; and developing long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers lives.

The aim of Aegon’s strategy is that the Company be a truly international enterprise with a common culture across its businesses of working together; that Aegon’s respective businesses learn from each other and replicate best practices to benefit customers; that it recognizes and addresses opportunities in rapidly changing markets in a timely and nimble way; and that it attracts, develops, and retains the best people who share its values and are committed to its purpose.

In order to do so, Aegon will focus on reducing complexity, eliminating duplication, improving accuracy, and increasing automation to realize cost efficiencies, allowing investments in its transformation to a digitally enabled, customer-centric company. Furthermore, the Company will focus on driving scale and establishing strong market positions in its current footprint, and strictly adhering to comprehensive standards that support the efficient use of capital by all businesses. The different market segments, the different geographies, and the different starting positions of Aegon’s businesses nonetheless mean that they will experience different paths to meet the same goals. Expertise and knowledge available in Aegon’s established markets will be utilized to position its businesses in emerging markets.

In summary, it is Aegon’s ambition to be regarded as a trusted partner for financial solutions at every stage of life in all its markets. That means: being recognized by its customers, business partners, and society as a company that puts the interests of its customers first in all that it does; and being regarded as an employer of choice by employees, engaging and enabling them to succeed. In addition, the Company will strive to generate the returns, earnings, and dividends that fulfil shareholders’ expectations.

Annual Report on Form 20-F 2015

Aegon’s strategic objectives

Aegon believes that it will achieve its ambition of becoming a trusted partner for financial solutions at every stage of life if it realizes the following strategic objectives:

¿	Serving customers’ need for financial security throughout their lifetimes by providing digitally- enabled, omni-channel, accessible solutions and superior customer experience (‘Loyal Customers’);
¿	Delivering excellent service to customers at competitive cost levels by increasing scale and improving quality, efficiency, and accuracy of processes with technology (‘Operational Excellence’);
¿	Valuing and supporting Aegon employees as the Company’s greatest asset by engaging and enabling them with the tools, training, and culture needed to exceed customers’ expectations (‘Empowered Employees’); and
¿	Ensuring that the Company always meets its long-term commitments to stakeholders by delivering sustainable financial results and maintaining a strong and stable balance sheet (‘Optimized Portfolio’).

To realize these objectives, Aegon needs to be more focused and more forward-looking, and it needs to accelerate and improve the quality of execution.

Acquisitions & divestments

Acquisitions can accelerate the implementation of Aegon’s strategy, provide it with access to new technologies and provide the scale needed in markets in which it is already active. Aegon is selective when determining which businesses it would like to acquire, generally targeting acquisitions that fit the Company’s mission of securing the financial future of its customers, and that are aligned with its four strategic objectives. The Company uses several financial criteria for determining the attractiveness of acquisitions including: return on capital, internal rate of return, capital generation, and capital fungibility. Similar strategic and financial criteria are applied when considering the potential divestment of existing activities.

10	Business overview History and development of Aegon

Business overview

History and development of Aegon

Aegon is an international life insurance, pensions and asset management group. Its listed holding company, Aegon N.V., is a public limited liability company with its statutory seat and head office in the Netherlands.

Aegon’s history dates back over 170 years. Aegon N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800s.

Aegon is headquartered in the Netherlands and through its subsidiaries it employs over 31,500 people worldwide. Aegon’s common shares are listed on stock exchanges in Amsterdam (Euronext) and New York (NYSE). Aegon’s main operating units are separate legal entities and operate under the laws of their respective countries. The shares of these legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities; Aegon International B.V., which serves as a holding company for the Aegon Group companies of all non-European countries; and Aegon Asset Management Holding B.V., the holding company for some of its asset management entities.

The Company fosters an entrepreneurial spirit within its businesses and encourages the innovation of products and services, with the focus always on helping people achieve a lifetime of financial security. Aegon uses a multi-brand, multichannel distribution approach to meet its customers’ needs.

Aegon has the following reportable operating segments: the Americas, which includes the United States, Mexico and Brazil; the Netherlands; the United Kingdom; and New Markets, which includes a number of countries in Central & Eastern Europe and Asia, as well as Spain, Portugal, and the reporting units Variable Annuities Europe and Aegon Asset Management.

Annual Report on Form 20-F 2015

Selected financial data

The financial results in this Annual Report are based on Aegon’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS).

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 126-288) of this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2015	2014	2013	2012	2011
Amounts based upon IFRS
Premium income	20,311	19,864	19,939	19,049	19,521
Investment income	8,525	8,148	7,909	8,413	8,167
Total revenues 1)	31,289	30,157	29,805	29,327	29,159
Income/ (loss) before tax	873	889	1,189	2,005	1,027
Net income/ (loss)	712	757	989	1,633	936

Earnings per common share
Basic	0.27	0.29	0.36	0.72	(0.03)
Diluted	0.27	0.29	0.36	0.72	(0.03)

Earnings per common share B
Basic	0.01	0.01	0.01	-	-
Diluted	0.01	0.01	0.01	-	-
[1] Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.
Selected consolidated balance sheet information
In million EUR (except per share amount)	2015	2014	2013	2012	2011
Amounts based upon IFRS
Total assets	417,175	424,467	351,860	363,063	343,155
Insurance and investment contracts	343,558	321,384	283,234	277,596	272,105
Borrowings including subordinated and trust pass-through securities	13,361	15,049	12,009	13,416	9,377
Shareholders’ equity	23,688	23,957	17,694	21,037	17,545

12	Business overview Selected financial data

Number of common shares
In thousands	2015	2014	2013	2012	2011
Balance at January 1	2,145,948	2,131,459	1,972,030	1,909,654	1,736,049
Share issuance	-	-	120,713	-	173,605
Stock dividends	1,089	14,489	38,716	62,376	-
Balance at end of period	2,147,037	2,145,948	2,131,459	1,972,030	1,909,654

Number of common shares B
In thousands	2015	2014	2013	2012	2011
Balance at January 1	581,326	579,005	-	-	-
Share issuance	3,696	2,320	579,005	-	-
Balance at end of period	585,022	581,326	579,005	-	-

Dividends

Aegon declared interim and final dividends on common shares for the years 2011 through 2015 in the amounts set forth in the following table. The 2015 interim dividend amounted to EUR 0.12 per common share. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 18, 2015. At the General Meeting of Shareholders on May 20, 2016, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of EUR 0.13 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for 2015 to EUR 0.25. Proposed final dividend for the year and proposed total dividend 2015 per common share B are EUR 0.00325 and EUR 0.00625 respectively. Dividends in US dollars are calculated based on the foreign exchange reference rate as published each working day at 14:15 hours by the European Central Bank on the business day following the announcement of the interim dividend or on the business day following the General Meeting of Shareholders approving the relevant final dividend.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total
2011	-	0.10	0.10	-	0.13	0.13
2012	0.10	0.11	0.21	0.12	0.14	0.26
2013	0.11	0.11	0.22	0.15	0.15	0.30
2014	0.11	0.12	0.23	0.15	0.13	0.28
2015	0.12	0.132)	0.25	0.13

[1]	Paid at each shareholder’s option in cash or in stock.
[2]	Proposed.

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

Annual Report on Form 20-F 2015

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

As of March 9, 2016, the USD exchange rate was EUR 1 = USD 1.0997.

The high and low exchange rates for the US dollar per euro for each of the last six months through February 2016 are set forth below:

Closing rates	Sept. 2015	Oct. 2015	Nov. 2015	Dec. 2015	Jan. 2016	Feb. 2016
High (USD per EUR)	1.1358	1.1473	1.1026	1.1025	1.0964	1.1362
Low (USD per EUR)	1.1104	1.0963	1.0562	1.0573	1.0743	1.0868

The average exchange rates for the US dollar per euro for the five years ended December 31, 2015, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate 1)
2011	1.4002
2012	1.2909
2013	1.3303
2014	1.3210
2015	1.1032

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

14	Business overview Business lines

Business lines

Americas

¿ United States - Life & Protection

¿ Life insurance

Products offering protection against mortality, morbidity and longevity risks, including traditional and universal life, in addition to endowment, term, and whole life insurance products.

¿ Accident and health insurance

Products offering supplemental health, accidental death and dismemberment insurance, critical illness, cancer treatment, credit/disability, income protection, travel and long-term care insurance.

¿ United States - Investments & Retirement

Products and services include variable and fixed annuities, retirement plans (including ancillary services), mutual funds and stable value solutions.

¿ Latin America

Brazil: Life and critical illness insurance; private and company pensions; pension scheme administration; and investment funds.

Mexico: Individual life, group life, and health insurance; and saving plans.

The Netherlands

¿ Life & Savings

Products with mortality, morbidity, and longevity risks, including traditional and universal life, in addition to employer, endowment, term, whole life insurance products; mortgages; annuity products; and banking products, including saving deposits.

¿ Pensions

Individual and group pensions usually sponsored by, or obtained via, an employer. Administration-only services are offered to company and industry pension funds.

¿ Non-life

General insurance, consisting mainly of automotive, liability, disability, household insurance, and fire protection.

¿ Distribution

Independent distribution channel, offering both life and non-life insurance solutions.

United Kingdom

¿ Life

Immediate annuities, individual protection products, such as term insurance, critical illness, and income protection.

¿ Pensions

Individual pensions, including self-invested personal pensions and drawdown products, such as guaranteed income drawdown products; group pensions, sponsored by, or obtained via, an employer. Also includes the tied-agent distribution business.

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

¿ Spain & Portugal

Distribution partnerships with Santander in Spain & Portugal and with Liberbank in Spain. Includes life insurance, accident and health insurance, general insurance and investment products.

¿ Asia

Joint ventures in China and India offering (term) life insurance and savings products, and in Japan offering variable annuities. Life insurance marketed to high-net-worth individuals via the Transamerica brand in Hong Kong and Singapore. Direct and affinity products marketed in Asia by Aegon Direct & Affinity Marketing Services.

¿ Variable Annuities Europe

Variable annuities offered by Aegon companies operating in Europe, and international/offshore bonds for the UK market.

¿ Aegon Asset Management

Asset management products, including equity and fixed income, covering third-party clients, insurance-linked solutions, and Aegon’s own insurance companies.

Annual Report on Form 20-F 2015

In January 2016, Aegon announced that it had changed its reporting structure going forward. The new reporting structure will consist of four business lines: Americas, Europe (consisting of the Netherlands; United Kingdom, including Variable Annuities Europe; Central & Eastern Europe; and Spain & Portugal), Asia and Aegon Asset Management. Furthermore, rather than report its financial results by division, Aegon Americas will report by using the following product groups:

¿	Life
¿	Accident & Health
¿	Retirement Plans
¿	Mutual Funds
¿	Variable Annuities
¿	Fixed Annuities
¿	Stable Value Solutions
¿	Latin America

The new reporting structure is effective from January 1, 2016. For this reason, Aegon’s 2015 Annual Report on Form 20-F reflects the former reporting structure.

16	Business overview Results of operations – Worldwide

Results of operations

Results 2015 worldwide

Underlying earnings geographically
Amounts in EUR millions	2015	2014	%
Net underlying earnings	1,552	1,416	10%
Tax on underlying earnings	387	449	(14%	)
Underlying earnings before tax geographically
Americas	1,200	1,134	6%
The Netherlands	537	558	(4%	)
United Kingdom	125	115	9%
New markets	236	196	20%
Holding and other activities	(161)	(138)	(17%	)
Underlying earnings before tax	1,939	1,865	4%

Fair value items	(500)	(1,366)	63%
Gains / (losses) on investments	346	697	(50%	)
Net impairments	49	(34)	-
Other income / (charges)	(980)	(240)	-
Run-off businesses	52	(21)	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	906	900	1%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	33	10	-
Income tax	(194)	(143)	(36%	)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(33)	(10)	-
Net income	712	757	(6%	)

Commissions and expenses	6,802	5,892	15%
of which operating expenses	3,734	3,312	13%

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above in addition to in note 5 Segment information of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico.

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

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public. This enables them to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (as companies may use different local generally accepted accounting principles (GAAPs)), and this may make the comparability difficult between time periods.

Annual Report on Form 20-F 2015

New life sales
Amounts in EUR millions	2015	2014	%
Americas	599	552	9%
The Netherlands	130	251	(48%	)
United Kingdom	911	972	(6%	)
New markets	304	271	12%
Total recurring plus 1/10 single	1,944	2,045	(5%	)

Gross deposits (on and off balance)
Amounts in EUR millions	2015	2014	%
Americas	36,999	31,849	16%
The Netherlands	5,137	2,781	85%
United Kingdom	307	281	9%
New markets	34,761	20,519	69%
Total gross deposits	77,205	55,431	39%

Worldwide revenues geographically 2015	Americas	The Nether- lands	United Kingdom	New Markets	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Amounts in EUR millions
Total life insurance gross premiums	7,046	2,240	5,650	2,565	(102)	17,400	(431)	16,969
Accident and health insurance premiums	2,266	234	47	170	-	2,717	(14)	2,703
General insurance premiums	-	473	-	244	2	720	(80)	640
Total gross premiums	9,312	2,947	5,697	2,979	(100)	20,836	(524)	20,311

Investment income	3,680	2,277	2,327	291	2	8,576	(51)	8,525
Fees and commission income	1,704	351	43	813	(278)	2,633	(195)	2,438
Other revenue	9	-	-	2	7	19	(5)	14
Total revenues	14,705	5,575	8,067	4,086	(369)	32,064	(775)	31,289

Number of employees, including agent employees	12,701	4,503	2,260	11,767	299	31,530

Underlying earnings before tax by line of business
Amounts in EUR millions	2015	2014	%
Life	757	652	16%
Individual Savings & Retirement	540	665	(19%	)
Pensions	594	510	16%
Non-life	17	46	(62%	)
Distribution	22	15	50%
Asset management	170	115	48%
Other	(161)	(138)	(17%	)
Underlying earnings before tax	1,939	1,865	4%

18	Business overview Results of operations – Worldwide

Results 2015 worldwide

Aegon’s net income in 2015 declined to EUR 712 million. Underlying earnings before tax increased to EUR 1,939 million, driven by favorable currency movements. Results in 2015 were impacted by a loss of EUR 500 million on fair value items, which was driven by accounting losses on hedging programs and the impact of assumption changes. Other charges amounted to EUR 980 million, mainly driven by the loss on the divestment of the Canadian life insurance activities and the impact of model updates. This loss was partly offset by realized gains of EUR 346 million, and net recoveries of EUR 49 million.

Net income

Net income declined by 6% to EUR 712 million compared with 2014 as lower losses on fair value items and net recoveries were more than offset by higher other charges and lower realized gains.

Underlying earnings before tax

Aegon’s underlying earnings before tax in 2015 increased by 4% to EUR 1,939 million compared with 2014. The recurring impact of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015 and adverse claims experience in the United States were more than offset by favorable currency movements.

¿	Underlying earnings before tax from the Americas increased by 6% to EUR 1,200 million in 2015 compared with 2014. The impact of the stronger US dollar more than offset adverse claims experience and the impact on recurring earnings of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015.
¿	In the Netherlands, underlying earnings before tax declined by 4% to EUR 537 million in 2015 compared with 2014, as underlying earnings before tax in 2014 included a EUR 45 million employee benefit release resulting from legislation changes in the Netherlands. Excluding this benefit, earnings increased by 5%, primarily driven by lower funding costs and higher investment income.
¿	Underlying earnings before tax from Aegon’s operations in the United Kingdom were up 9% to EUR 125 million in 2014, mainly due to favorable currency movements.
¿	Underlying earnings before tax from New Markets increased by 20% to EUR 236 million compared with 2014, as the positive impact of higher performance fees and third-party assets under management at Aegon Asset Management more than offset lower earnings from Central & Eastern Europe primarily driven by the negative impact of higher surrenders in Poland following product changes.
¿	Total holding costs increased by 17% to EUR 161 million in 2015 compared with 2014. This was mainly as a result of higher net interest costs following a debt issuance to refinance a perpetual security for which the cost was previously accounted for directly through shareholders’ equity and a gain related to interest on tax.

Fair value items

The results from fair value items amounted to a loss of EUR 500 million. The loss was mainly driven by adverse results on hedging programs in the United States (EUR 521 million) and the underperformance of alternative investments in the United States (EUR 171 million) partly offset by the result on derivatives where no hedge accounting is applied in the Netherlands (EUR 120 million) and the positive impact of assumption changes (EUR 101 million).

Included in the loss on hedging programs in the United States is the loss on fair value hedges without accounting match in the Americas (EUR 402 million). This was mainly driven by the loss on equity and interest rate hedges, which were set up to protect Aegon’s capital position.

Underperformance of fair value investments was primarily driven by investments related to the energy sector and hedge funds in the United States.

Realized gains on investments

Realized gains on investments amounted to EUR 346 million, and were primarily related to a rebalancing of the fixed income portfolio in the Netherlands and the United Kingdom to improve Aegon’s capital position under Solvency II.

Impairment charges

Net recoveries improved by EUR 83 million to EUR 49 million in 2015 compared with 2014. In the United States, gross impairments were more than offset by recoveries mostly related to investments in subprime residential mortgage-backed securities.

Annual Report on Form 20-F 2015

Other charges

Other charges amounted to EUR 980 million. These were mostly caused by the loss on the divestment of the Canadian life insurance activities (EUR 751 million) and charges related to model updates (EUR 205 million).

Run-off businesses

The results of run-off businesses improved to EUR 52 million, as the 2014 result included a negative impact from model updates of EUR 32 million.

Income tax

Income tax amounted to EUR 194 million. The effective tax rate on underlying earnings and total income for 2015 was 20% and 21%, respectively. This was mostly driven by tax credits related to solar energy investments in the United States.

Commissions and expenses

Commissions and expenses increased by 15% in 2015 compared with 2014 to EUR 6.8 billion. Operating expenses increased by 13% in 2015 compared with 2014 to EUR 3.7 billion. Adverse currency movements and higher defined benefit expenses in the Netherlands more than offset lower project and transformation costs in the UK and the positive impact of the divestment of the Canadian life insurance activities.

Production

Compared with 2014, Aegon’s total sales in 2015 increased by 24% to EUR 10.7 billion. This was a result of higher gross deposits, partly driven by favorable currency movements. In 2015, compared with 2014, gross deposits were up 39% to EUR 77.2 billion, driven by higher pensions and mutual fund deposits in the United States, production from online bank Knab in the Netherlands, and sales in Aegon Asset Management. Net deposits, excluding run-off businesses, increased by 85% to EUR 18.4 billion compared to 2014, mostly due to higher gross deposits and the de-recognition of movements in stable value solutions balances. New life sales declined by 5% compared with 2014 to EUR 1.9 billion, mostly driven by lower universal life production in the United States, fewer pension buy-out sales in the Netherlands, and a lower demand for traditional pension products in the United Kingdom. New premium production for accident & health life and general insurance increased by 3% compared with 2014 to EUR 1.0 billion, as the stronger US dollar more than offset a lower contribution from portfolio acquisitions and several product exits.

Capital management

During 2015, shareholders’ equity decreased by EUR 0.3 billion to EUR 23.7 billion, as retained earnings and favorable currency exchange rates were more than offset by the book loss on the sale of the Canadian life insurance activities and higher interest rates, which resulted in lower revaluation reserves. During the year, the revaluation reserves decreased by

EUR 1.8 billion to EUR 6.5 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 18.7 billion on December 31, 2015, or 8.86 per common share. The gross leverage ratio improved to 27.0% on December 31, 2015, compared with the end of 2014, which was mostly as a result of earnings generated during the year. The negative impact on the gross leverage ratio of the book loss on the sale of the Canadian life insurance activities was offset by the redemption of the USD 500 million senior bond, which matured on December 8, 2015. Excess capital in the holding increased from EUR 1.2 billion at the end of 2014 to EUR 1.4 billion on December 31, 2015, as dividends from business units and proceeds from divestments were partly offset by the impact of cash used for deleveraging, dividends to shareholders, interest payments and operating expenses.

During 2015, Aegon’s Insurance Group Directive (IGD) ratio increased from 208% at the end of 2014 to 220% on December 31, 2015. The increase reflects positive retained earnings during the year, in addition to the impact of divestments. On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations to La Mondiale for EUR 350 million. Furthermore, on July 31, 2015, Aegon completed the sale of its Canadian operations to Wilton Re for CAD 600 million (EUR 428 million). The capital in excess of the S&P AA threshold in the United States decreased from USD 1.1 billion at the end of 2014 to USD 0.2 billion on December 31, 2015, as dividends paid to the holding were offset by earnings, while the RBC ratio in the United States decreased from 540% at year-end 2014 to ~460% on December 31, 2015. The decrease in the United States primarily reflected market conditions and the impact of assumption changes and model updates implemented during the third quarter. In the Netherlands, the IGD ratio, excluding Aegon Bank, increased from 215% on December 31, 2014, to ~240% at the end of 2015 due to earnings generated during the year. The Pillar 1 ratio in the United Kingdom, including the with-profit fund, increased from 140% at the end of 2014 to ~165% at the end of 2015 due to earnings and changes to longevity assumptions in the fourth quarter.

On November 24, 2015, Aegon successfully placed its inaugural EUR 750 million Conditional Pass-Through Covered Bond. The placement enabled Aegon to further diversify its funding sources and to attract new external long-term funding. The net proceeds were used to refinance part of the existing Dutch mortgage portfolio of Aegon.

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2015, almost all of which from the Americas. Aegon spent EUR 0.3 billion on capital contributions and acquisitions in New Markets.

20	Business overview Results of operations – Worldwide

Results 2014 worldwide

Underlying earnings geographically
Amounts in EUR millions	2014	2013	%
Net underlying earnings	1,416	1,531	(8%)
Tax on underlying earnings	449	437	3%
Underlying earnings before tax geographically
Americas	1,134	1,314	(14%)
The Netherlands	558	454	23%
United Kingdom	115	87	32%
New markets	196	227	(13%)
Holding and other activities	(138)	(113)	(22%)
Underlying earnings before tax	1,865	1,968	(5%)

Fair value items	(1,366)	(1,118)	(22%)
Gains / (losses) on investments	697	500	39%
Net impairments	(34)	(122)	72%
Other income / (charges)	(240)	(52)	0%
Run-off businesses	(21)	21	0%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	900	1,197	(25%)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	10	8	33%
Income tax	(143)	(208)	31%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(10)	(8)	(33%)
Net income	757	989	(23%)

Commissions and expenses	5,892	5,873	0%
of which operating expenses	3,312	3,273	1%
New life sales
Amounts in EUR millions	2014	2013	%
Americas	552	464	19%
The Netherlands	251	206	22%
United Kingdom	972	1,014	(4%)
New markets	271	228	19%
Total recurring plus 1/10 single	2,045	1,911	7%
Gross deposits (on and off balance)
Amounts in EUR millions	2014	2013	%
Americas	31,849	28,424	12%
The Netherlands	2,781	1,338	108%
United Kingdom	281	281	(0%)
New markets	20,519	14,287	44%
Total gross deposits	55,431	44,330	25%

Annual Report on Form 20-F 2015

Worldwide revenues geographically 2014 Amounts in EUR millions	Americas	The Nether- lands	United Kingdom	New Markets	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Total life insurance gross premiums	6,461	3,982	4,859	2,015	(70)	17,246	(351)	16,896
Accident and health insurance premiums	1,874	233	56	163	-	2,326	(11)	2,316
General insurance premiums	-	501	-	224	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	(70)	20,298	(433)	19,864

Investment income	3,312	2,568	2,073	234	2	8,191	(42)	8,148
Fees and commission income	1,485	324	43	623	(237)	2,237	(100)	2,137
Other revenue	2	-	-	3	5	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	(300)	30,735	(578)	30,157

Number of employees, including agent employees	12,865	4,426	2,420	8,617	274	28,602

Underlying earnings before tax by line of business
Amounts in EUR millions	2014	2013	%
Life	652	1,003	(35%)
Individual Savings & Retirement	665	487	37%
Pensions	510	471	8%
Non-life	46	12	-
Distribution	15	16	(8%)
Asset management	115	95	21%
Other	(138)	(115)	20%
Underlying earnings before tax	1,865	1,968	(5%)

22	Business overview Results of operations – Worldwide

Results 2014 worldwide

Aegon’s net income in 2014 amounted to EUR 757 million. Underlying earnings before tax amounted to EUR 1,865 million. Furthermore, results in 2014 were impacted by a loss of EUR 1,366 million on fair value items, which was driven by accounting losses on hedging programs and the impact of assumption changes and model updates, and other charges of EUR 240 million. This was partly offset by realized gains of EUR 697 million, and net impairment charges of EUR 34 million.

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

Annual Report on Form 20-F 2015

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

On December 31, 2014, Aegon’s Insurance Group Directive (IGD) ratio stood at 208%. The capital in excess of the S&P AA threshold in the United States remained stable at USD 1.1 billion, as dividends paid to the holding were offset by earnings. The RBC ratio in the United States was ~540% at year-end 2014. In the Netherlands, the IGD ratio, excluding Aegon Bank, was ~215%. The Pillar 1 ratio in the United Kingdom, including the with-profit fund, was approximately 140% at the end of 2014 reflecting the negative impact of de-risking of the asset portfolio in preparation for Solvency II.

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

24	Business overview Results of operations – Americas

Results 2015 Americas

	Amounts in USD millions			Amounts in EUR millions
	2015	2014	%	2015	2014	%
Net underlying earnings	1,045	1,082	(3%)	941	814	16%
Tax on underlying earnings	287	424	(32%)	259	320	(19%)

Underlying earnings before tax by business
Life insurance	213	(13)	-	192	(10)	-
Accident & health insurance	140	212	(34%)	126	160	(21%)
Life & Protection	353	199	77%	318	150	112%
Retirement plans	261	272	(4%)	235	205	15%
Mutual funds	50	47	6%	45	35	26%
Variable annuities	501	671	(25%)	452	505	(11%)
Fixed annuities	66	172	(62%)	59	130	(54%)
Stable value solutions	101	109	(8%)	91	82	11%
Investments & retirement	978	1,271	(23%)	881	957	(8%)
Canada	-	30	-	-	23	-
Latin America	1	5	(72%)	1	4	(67%)
Underlying earnings before tax	1,332	1,506	(12%)	1,200	1,134	6%

Fair value items	(654)	(661)	1%	(589)	(497)	(18%)
Gains / (losses) on investments	(83)	113	-	(74)	85	-
Net impairments	79	27	189%	71	21	-
Other income / (charges)	(1,041)	(69)	-	(938)	(52)	-
Run-off businesses	58	(28)	-	52	(21)	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(308)	889	-	(277)	669	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	4	39%	5	3	66%
Income tax	35	(105)	-	31	(79)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(4)	(39%)	(5)	(3)	(66%)
Net income	(273)	784	-	(246)	590	-

Life insurance gross premiums	7,821	8,585	(9%)	7,046	6,461	9%
Accident and health insurance premiums	2,515	2,490	1%	2,266	1,874	21%
Total gross premiums	10,336	11,074	(7%)	9,312	8,334	12%

Investment income	4,085	4,401	(7%)	3,680	3,312	11%
Fees and commission income	1,891	1,974	(4%)	1,704	1,485	15%
Other revenues	11	3	-	9	2	-
Total revenues	16,322	17,453	(6%)	14,705	13,134	12%

Commissions and expenses	4,529	4,446	2%	4,080	3,346	22%
of which operating expenses	1,843	1,871	(2%)	1,660	1,408	18%

Annual Report on Form 20-F 2015

	Amounts in USD millions			Amounts in EUR millions
New life sales	2015	2014	%	2015	2014	%
Life & Protection	622	615	1%	561	463	21%
Canada	-	75	-	-	56	-
Latin America	42	43	(2%)	38	33	17%
Total recurring plus 1/10 single	665	733	(9%)	599	552	9%

	Amounts in USD millions			Amounts in EUR millions
	2015	2014	%	2015	2014	%
New premium production accident and health insurance	1,003	1,193	(16%)	904	898	1%

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2015	2014	%	2015	2014	%
Life & Protection	7	9	(20%)	6	7	(4%)
Retirement plans	27,833	26,736	4%	25,075	20,121	25%
Mutual funds	5,084	4,879	4%	4,580	3,672	25%
Variable annuities	7,857	10,235	(23%)	7,079	7,702	(8%)
Fixed annuities	276	323	(15%)	249	243	2%
Investment & retirement	41,051	42,173	(3%)	36,983	31,738	17%
Canada	-	121	-	-	91	-
Latin America	12	18	(35%)	10	14	(22%)
Total gross deposits	41,069	42,321	(3%)	36,999	31,849	16%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2015	2014	December 31, 2015	December 31, 2014
USD			1.1100	1.3288	1.0863	1.2101
CAD			1.4173	1.4667	1.5090	1.4015

26	Business overview Results of operations – Americas

Results 2015 Americas

The net loss in 2015 was USD 273 million, primarily the result of the book loss on the divestment of Canada of USD 837 million. Underlying earnings before tax decreased to USD 1.3 billion compared with 2014. This was mainly driven by adverse claims experience and the impact on recurring earnings of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015. Gross deposits and new life sales declined to USD 41.1 billion and USD 665 million respectively, due to product adjustments to improve profitability, while new premium production for accident & health insurance was down to USD 1.0 billion.

Net loss

The net loss amounted to USD 273 million in 2015, primarily the result of the book loss on the divestment of Aegon’s Canadian life insurance business of USD 837 million. Results on fair value items amounted to a loss of USD 654 million, which was primarily related to the impact on hedging programs as a result of lower interest rates and higher equity markets. Realized losses on investments amounted to USD 83 million, and were mainly related to investments in emerging markets and the energy sector. Net impairments improved compared with 2014 to a benefit of USD 79 million as recoveries, which were mostly related to investments in subprime residential mortgage-backed securities, more than offset gross impairments. Other charges were USD 1.0 billion, and were primarily related to the divestment of Aegon’s Canadian business and model updates.

Underlying earnings before tax

Underlying earnings before tax in 2015 decreased by 12% to USD 1.3 billion compared with 2014. This was mainly driven by adverse claims experience and the impact on recurring earnings of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015.

¿	Underlying earnings before tax from Life & Protection increased by 77% compared with 2014 to USD 353 million. This is due to lower charges for assumption changes more than offsetting unfavorable mortality and morbidity, the impact of lower interest rates and the impact on recurring earnings of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015. The earnings impact of the updates in 2015 was primarily caused by long-term care.
¿	Investments & Retirement underlying earnings before tax declined by 23% to USD 978 million compared with 2014, which was caused by higher charges for actuarial assumption changes and margin pressure. Retirement plans underlying earnings before tax were down 4% to USD 261 million in 2015 compared with 2014, primarily driven by lower general account pension liabilities and margin pressure arising from the competitive environment on fees. Underlying earnings before tax from variable annuities declined by 25% to USD 501 million compared with 2014 as a result of the negative impact from actuarial assumption changes of USD 2 million in 2015, while 2014 included a benefit of USD 174 million. Underlying earnings before tax from mutual funds increased by 6% to USD 50 million, mainly driven by favorable markets. Fixed annuity underlying earnings before tax were down 62% to USD 66 million compared with 2014, as the product is no longer actively sold. Furthermore, underlying earnings before tax from fixed annuities were adversely impacted by assumption changes amounting to USD 65 million.

Commissions and expenses

Commissions and expenses increased by 2% in 2015 to USD 4.5 billion compared with 2014. Operating expenses decreased by 2% in 2015 to USD 1.8 billion compared with 2014, and this was mainly driven by the divestment of Canada.

Production

Gross deposits declined by 3% in 2015 to USD 41.1 billion compared with 2014. Higher gross deposits in retirement plans were more than offset by lower gross deposits in variable annuities. Gross deposits in retirement plans increased by 4% to USD 27.8 billion due to higher recurring deposits. Variable annuity gross deposits were down by 23% to USD 7.9 billion compared with 2014, mainly driven by product adjustments implemented in the first quarter of 2015 in response to the low interest rate environment.

New life sales declined by 9% in 2015 to USD 665 million compared with 2014, as growth in indexed universal life was more than offset by the divestment of Canada, the withdrawal of the universal life secondary guarantee product due to the low interest rate environment, and lower term life sales. New premium production for accident & health insurance was down 16% to USD 1.0 billion, mainly resulting from a lower contribution from portfolio acquisitions and several product exits.

Annual Report on Form 20-F 2015

Results 2014 Americas

	Amounts in USD millions			Amounts in EUR millions
	2014	2013	%	2014	2013	%
Net underlying earnings	1,082	1,280	(15%)	814	965	(16%)
Tax on underlying earnings	424	464	(9%)	320	349	(8%)

Underlying earnings before tax by business
Life insurance	(13)	469	-	(10)	353	-
Accident & health insurance	212	254	(17%)	160	191	(16%)
Life & Protection	199	719	(72%)	150	542	(72%)
Retirement plans	272	239	14%	205	180	14%
Mutual funds	47	33	42%	35	25	40%
Variable annuities	671	414	62%	505	312	62%
Fixed annuities	172	215	(20%)	130	162	(20%)
Stable value solutions	109	110	(1%)	82	83	(1%)
Investments & retirement	1,271	1,011	26%	957	762	26%
Canada	30	4	-	23	3	-
Latin America	5	9	(44%)	4	7	(43%)
Underlying earnings before tax	1,506	1,744	(14%)	1,134	1,314	(14%)

Fair value items	(661)	(1,300)	49%	(497)	(980)	49%
Gains / (losses) on investments	113	145	(22%)	85	110	(23%)
Net impairments	27	(58)	-	21	(44)	-
Other income / (charges)	(69)	95	-	(52)	72	-
Run-off businesses	(28)	28	-	(21)	21	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	889	655	36%	669	493	36%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	4	-	3	3	-
Income tax	(105)	(115)	9%	(79)	(86)	8%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(4)	-	(3)	(3)	-
Net income	784	540	45%	590	407	45%

Life insurance gross premiums	8,585	8,212	5%	6,461	6,187	4%
Accident and health insurance premiums	2,49	2,372	5%	1,874	1,787	5%
Total gross premiums	11,074	10,584	5%	8,334	7,974	5%

Investment income	4,401	4,473	(2%)	3,312	3,370	(2%)
Fees and commission income	1,974	1,689	17%	1,485	1,273	17%
Other revenues	3	6	(50%)	2	4	(50%)
Total revenues	17,453	16,752	4%	13,134	12,622	4%

Commissions and expenses	4,446	4,394	1%	3,346	3,311	1%
of which operating expenses	1,871	1,911	(2%)	1,408	1,440	(2%)

28	Business overview Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
New life sales	2014	2013	%	2014	2013	%
Life & Protection	615	505	22%	463	380	22%
Canada	75	68	10%	56	51	10%
Latin America	43	42	2%	33	32	3%
Total recurring plus 1/10 single	733	615	19%	552	464	19%

	Amounts in USD millions			Amounts in EUR millions
	2014	2013	%	2014	2013	%
New premium production accident and health insurance	1,193	902	32%	898	680	32%

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2014	2013	%	2014	2013	%
Life & Protection	9	11	(18%)	7	8	(13%)
Retirement plans	26,736	21,238	26%	20,121	16,002	26%
Mutual funds	4,879	4,301	13%	3,672	3,241	13%
Variable annuities	10,235	8,496	20%	7,702	6,402	20%
Fixed annuities	323	552	(41%)	243	416	(41%)
Stable value solutions	-	2,984	-	-	2,248	-
Investment & Retirement	42,173	37,571	12%	31,738	28,309	12%
Canada	121	125	(3%)	91	94	(3%)
Latin America	18	18	-	14	14	-
Total gross deposits	42,321	37,725	12%	31,849	28,424	12%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2014	2013	December 31, 2014	December 31, 2013
USD			1.3288	1.3272	1.2101	1.3780
CAD			1.4667	1.3674	1.4015	1.4641

Annual Report on Form 20-F 2015

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

Underlying earnings before tax

Underlying earnings before tax in 2014 decreased 14% to USD 1,506 million compared with 2013. Higher underlying earnings before tax in variable annuities and pensions as a result of higher balances due to business growth and favorable markets were more than offset by lower underlying earnings before tax from Life & Protection and fixed annuities.

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

30	Business overview Results of operations – Americas

Production

New life sales increased 19% in 2014 to USD 733 million compared with 2013 mostly as a result of higher universal life sales. New premium production for accident & health insurance increased 32% in 2014 to USD 1,193 million compared with 2013. This was mostly driven by expanded distribution and higher supplemental health sales due to the Affordable Care Act.

Gross deposits increased 12% in 2014 to USD 42.3 billion compared with 2013. Gross deposits in variable annuities, retail mutual funds and retirement plans were all higher in 2014. Variable annuity gross deposits were up 20% to USD 10.2 billion compared with 2013, mainly due to continued focus on key distribution partners and distribution expansion through alternative channels. In 2014, retirement plan gross deposits were also higher compared with 2013, driven by plan takeovers and the focus on retirement readiness by growing customer participation and contributions.

Annual Report on Form 20-F 2015

Overview of Americas

Aegon Americas comprises Aegon USA, which operates under the Transamerica brand, together with operations in Brazil and Mexico.

Aegon USA

Aegon USA is one of the leading1 life insurance organizations in the United States, and the largest of Aegon’s operating units worldwide. It administers millions of policies and employs around 12,000 people. Most of Aegon USA’s companies operate under the Transamerica brand, one of the best-known2 names in the United States for financial services (i.e. banks and businesses engaged in issuing, administering and selling insurance products, mutual funds, and other securities). Its companies have existed since the mid-19th century, and its main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland – with additional offices located throughout the United States.

Through these subsidiaries and affiliated companies, Aegon USA provides a wide range of life insurance, supplemental health, pensions, long-term savings and investment products.

Like other Aegon companies, Aegon USA uses a variety of distribution channels to help customers access its products and services as best suits their needs. Aegon USA distributes products and services through a number of channels, including agents, banks, investment advisers, registered representatives of broker-dealers, the internet, and direct and worksite marketing.

Aegon Brazil

In 2009, Aegon acquired a 50% interest in Mongeral Aegon Seguros e Previdência S.A., Brazil’s fourth largest independent (i.e. non-bank affiliated) life insurer. As of December 31, 2015, Aegon Brazil had around 500 employees.

To further capture growth prospects in Brazil, on November 6, 2014, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) signed an agreement to establish a new life insurance and pensions company dedicated to providing life insurance and pension products and services to the Sicoob system. Sicoob is the largest cooperative financial system in the country, with over 3 million associates and 2,340 points of service. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. This agreement represents a key expansion of distribution for Mongeral Aegon, which already serves over 2 million customers nationwide through over 4,000 broker partners. The venture is still subject to final regulatory approval from SUSEP (Superintendência de Seguros Privados).

Aegon Mexico

In 2006, Aegon acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. In 2013, Aegon entered into a joint venture with Administradora Akaan S.A. de C.V. to create Akaan-Aegon S.A.P.I. de C.V. and explore financial service opportunities. This organization is in the start-up phase and will initially focus on third-party asset management. As of December 31, 2015, Aegon Mexico had around 40 employees.

Aegon Canada

On July 31, 2015, Aegon completed the sale of its Canadian life insurance business to Wilton Re following regulatory approval. The agreement to sell Aegon’s Canadian life insurance was announced on October 16, 2014. Based in Toronto, Aegon Canada offered a range of insurance products and financial services, primarily through its Transamerica Life Canada and Canadian Premier Life subsidiaries. Aegon maintains an insurance agency operating in Canada as World Financial Group Insurance Agency of Canada Inc., in addition to an affiliated securities dealer.

Organizational structure

Aegon USA

Aegon USA was founded in 1989, when Aegon brought all of its operating companies in the United States together under a single financial services holding company: Aegon USA, LLC. As of December 31, 2015, Aegon USA, LLC was merged into Transamerica Corporation, which is the holding company for the US operations. Business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this document refers to the operating subsidiaries in the United States, through which Aegon USA conducts business. Aegon USA has operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Aegon USA’s primary insurance subsidiaries are:

¿	Transamerica Life Insurance Company;
¿	Transamerica Financial Life Insurance Company;
¿	Transamerica Advisors Life Insurance Company;
¿	Transamerica Premier Life Insurance Company; and
¿	Transamerica Casualty Insurance Company.

In 2015, Aegon USA was organized into two divisions each operating through one or more of the Aegon USA life insurance companies:

¿	Life & Protection (L&P); and
¿	Investments & Retirement (I&R).

1	Source: A.M. Best.
2	Source: BrandPower Analysis.

32	Business overview Results of operations – Americas

These divisions, described in greater detail below, represent groups of products and services that Aegon USA offers through a number of distribution methods and sales channels. The business structure is designed to enable Aegon USA to manage and improve the efficiency of the organization and operating processes, identify business synergies, and pursue cross-selling opportunities. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of Aegon USA’s licensed insurance or brokerage subsidiary companies.

Overview of sales and distribution channels

Aegon USA

Aegon USA uses a variety of sales and distribution channels in the United States. These include:

¿	Affinity groups;
¿	Banks;
¿	Benefit consulting firms;
¿	Direct- to-consumer;
¿	Independent and career agents;
¿	Independent marketing organizations;
¿	Institutional partners;
¿	Registered representatives of regional and independent broker-dealers;
¿	Registered investment advisers;
¿	Third-party administrators;
¿	Wirehouses; and
¿	Worksite.

In general, Aegon USA companies are focused on particular products or market segments, ranging from lower income to high-net-worth individuals, and from small to large institutions.

Overview of business lines

Aegon USA

Life & Protection

Life & Protection (L&P) offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Consumers may choose to purchase through independent distributors, sales associates with an exclusive relationship to Transamerica, through the worksite, or directly from Aegon USA’s subsidiaries.

Products

Products offered include term life insurance, universal life, variable universal life, indexed universal life and whole life insurance, in addition to supplemental health, long-term care insurance, and specialty coverage.

Term life insurance

Term life insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period.

Universal life insurance

Universal life insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. The frequency and amount of premiums, in addition to the death benefit, can be adjusted as a policyholder’s circumstances change. A version of this product has ‘secondary guarantees,’ which guarantee continuation of the life insurance if the customer consistently pays an agreed minimum amount of premium each year. Transamerica withdrew its universal life secondary guarantees product in early 2015, in response to the low and volatile interest rate environment.

Variable universal life insurance

Variable universal life insurance is cash-value life insurance that offers both a death benefit and an investment feature. The premium amount for variable universal life insurance is flexible and, within contract limits, may be changed by the consumer as needed, although these changes can result in a change in the coverage amount. The investment feature usually includes ‘sub-accounts,’ which function like mutual funds and can provide exposure to stocks and bonds. This exposure offers the possibility of an increased (or decreased) rate of return over a universal life or permanent insurance policy.

Indexed universal life insurance

Indexed Universal Life (IUL) insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of cash value insurance is the way interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more major stock market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an appealing alternative to regular Universal Life – for which interest is credited at a fixed rate – and Variable Universal Life, in which the cash value is directly exposed to ups and downs of the market.

Whole life insurance

Whole (or permanent) life insurance provides lifelong death benefit protection, provided that the premiums required are paid, while accumulating tabular cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Supplemental health

Supplemental health insurance products include accidental death, accident, cancer, critical illness, disability, hospital indemnity, Medicare Supplement, Medicare Part D prescription drug, and retiree medical.

Annual Report on Form 20-F 2015

A number of these products provide insureds with lump sum or specified income payments if hospitalized or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance. In addition, L&P offers stop-loss insurance to employers to protect against catastrophic losses under self-funded health plans.

Long-term care insurance

Long-term care (LTC) insurance products provide benefits to policyholders that require care due to a qualifying chronic illness or cognitive impairment. LTC insurance serves as an asset protection tool by reimbursing policyholders for costly expenses associated with LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC.

Life & Protection sales and distribution

The L&P division is organized by distribution channel to better align with customers’ needs. It is supported by a shared services platform. Each channel has primary target market segments on which it focuses. The L&P distribution channels fall into four main categories: independent, partner, worksite and direct-to-consumer.

Independent

This channel offers life insurance (term life, universal life, variable and indexed universal life and whole life), long-term care and supplemental health products and services through approximately 65,000 independent brokerage distributors and financial institutions that target the affluent, emerging affluent and middle markets. These products are designed for family protection, business needs, and estate and legacy planning.

Partner

Through exclusive relationships with over 35,000 sales associates, this channel provides the same life and health products as the independent distribution channel, with a focus on the middle and emerging affluent markets.

Worksite

The L&P division is also active in the employee benefits market. It offers life and supplemental health insurance products through employers, labor unions and trade associations. The comprehensive portfolio includes universal life, whole life and term life insurance, in addition to accident, critical illness, cancer, hospital indemnity, supplemental medical expense, short-term disability, vision, and dental policies.

Direct-to-consumer

Transamerica Direct targets consumers in the mass affluent, emerging mass affluent and middle markets both directly and via affinity endorsements to provide them with easy access to insurance, investment and retirement solutions.

Investments & Retirement

Investments & Retirement (I&R) offers a wide range of solutions to serve customers to and through retirement: first, as they accumulate assets; and second, as they manage assets to generate retirement income. The division administers these products, and distributes them through a variety of channels, including wirehouse firms, banks, broker-dealers, consultants, insurance agents, registered investment advisors, independent financial planners, and direct-to-consumer.

Investments & Retirement products

I&R products and services include mutual funds, variable and fixed annuities, retirement plans (including ancillary services) and stable value solutions.

Mutual funds

I&R provides a wide range of specialized mutual funds for all market conditions, including asset allocation, US equity, global/ international equity, alternative investments, hybrid allocation, fixed income and target date funds. Funds are offered through Transamerica Asset Management (TAM), a sub-advised or ‘manager of managers’ mutual fund platform. Sub-advisers can include both those affiliated or not affiliated with Transamerica.

Variable annuities

For new sales, I&R currently offers several different variable annuity products to meet a range of investor needs. I&R also offers guaranteed living benefits, often referred to as riders.

Variable annuities allow the holder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance, in addition to receiving one of many payout options designed to help meet the policyholder’s need for income in retirement. Variable annuity payments can vary based on investment performance. Guaranteed living benefits (GLBs) are generally optional guarantees that can be embedded into variable annuity products. GLBs are intended to provide a significant measure of protection against market risk while the annuitant is alive. I&R offers different forms of GLBs, such as guaranteeing an income stream for life and/or guaranteeing principal protection.

Fixed annuities

Fixed annuities allow investors to make a lump-sum payment or a series of payments and receive income in the form of periodic payments that can begin immediately or after a period of time. I&R introduced a new fixed-indexed annuity in 2015. A fixed-indexed annuity may credit interest using an annual point-to-point crediting method based, in part, on the percentage change in the value of the selected index account option(s) at the start and end of the crediting period. A fixed account option is also available. Transamerica is not actively marketing new sales of fixed deferred annuities; current sales primarily represent annuitizations and additional premium on existing contracts.

34	Business overview Results of operations – Americas

Retirement plan services

I&R provides comprehensive and customized retirement plan services to employers across the entire spectrum of defined benefit, defined contribution and non-qualified deferred compensation plans. I&R also offers services to individuals rolling over funds from other qualified retirement funds or Individual Retirement Accounts (IRAs).

Retirement plan services are offered by Transamerica Retirement Solutions, which provides plans across all market segments, including administration, recordkeeping and investment services to employers of all sizes, also in addition to partnering with plan advisors and third-party administrators to serve their customers. On December 31, 2015, Aegon closed the acquisition of Mercer’s US defined contribution administration business. As a result of the acquisition, Transamerica Retirement Solutions is now a top ten defined contribution record-keeper based on plan participants and assets1.

Transamerica Retirement Solutions provides plan sponsors with access to a wide array of investment options. Depending on the product chosen by the plan sponsor, the Company can offer unrestricted access to the entire universe of publicly-available investments. The Company also offers a product for smaller plans with an array of hundreds of investment choices from more than 40 investment management companies.

Transamerica Retirement Solutions provides tools to help plan participants monitor their retirement accounts and engage in behavior to stay on track toward a funded retirement. The Company also offers Managed Advice®, an option that plan sponsors can make available to participants that provides investment and savings advice.

For individual plan participants who are in transition due to a job loss or change or planned retirement, Transamerica Retirement Solutions offers Personal Retirement Services (PRS) through a team of experienced registered representatives ad registered investment advisers. Solutions include IRAs, advisory services, annuities and access to other financial products and resources.

Transamerica Stable Value Solutions

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

Investments & Retirement sales and distribution

I&R distributes its retirement plan, mutual fund and annuity products primarily on a wholesale basis through third-party intermediaries such as broker-dealers, wirehouses, consultants, insurance agents, and registered investment advisors. A subset of those firms that represent a significant portion of I&R sales are managed by the I&R Business Development Group.

I&R has three main wholesaling teams: retirement, mutual fund, and annuities. The retirement team is broken down into two segments: Emerging Markets, which focuses on the USD 20 million and below asset segment; and Institutional Markets, which focuses on the USD 20 million and over asset segment. The annuity wholesaling team is divided into groups by distribution channel (i.e., independent broker-dealers, banks and wirehouses). The mutual fund wholesaling group is split into two teams, one that concentrates on retail advisors and one that focuses on institutional and platform opportunities. In total, I&R has a team of more than 400 sales and business development professionals who are focused on distributing Transamerica products.

I&R also serves customers directly through two businesses: PRS, as described above, and Your Financial Life (YFL). YFL offers guidance and resources for retirement planning (including financial articles and tools, and Transamerica certified financial planners), together with access to annuity, mutual fund and IRA rollover products. YFL is marketed directly to customers, primarily through digital channels.

Latin America

Aegon’s business in Latin America comprises a 50% interest in Mongeral Aegon Seguros e Previdęncia S.A., a Brazilian independent life insurer, and a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. Mongeral Aegon’s insurance activities include pension product distribution, individual and group life insurance products, and administrative services. Seguros Argos’s primary product is a 20-year term life insurance product. Both insurance companies distribute their products in the worksite market. Aegon is also a 50% owner of a joint venture with Administradora Akaan S.A. de C.V. to create Akaan-Aegon S.A.P.I. de C.V. to explore financial service opportunities. This organization is in the start-up process and will initially focus on third-party asset management.

Run-off businesses

Institutional spread-based business

This business was put into run-off in 2009. The primary products included Guaranteed Investment Contracts (GICs), Funding Agreements (FAs), and medium-term notes (MTNs). GICs were generally issued to tax qualified plans, while FAs and MTNs were typically issued to non-tax qualified institutional investors.

1	Plansponsor, 2015.

Annual Report on Form 20-F 2015

Guaranteed investment contracts and funding agreements GICs and FAs are spread-based products issued on a fixed-rate or floating-rate basis. They provide the customer with a guarantee of principal and a specified rate of return. Practically all of the liabilities represented by the fixed-rate contracts were effectively converted to a floating-rate via swap agreements when the contracts were issued. Contracts issued in foreign currencies were converted at issuance to US dollars through swap agreements when the contracts were issued to eliminate currency risk.

Medium-term notes

Before 2009, Aegon USA utilized consolidated special purpose entities to issue MTNs that are backed by FAs. The proceeds of each note series were used to purchase an FA from an Aegon insurance company, which was used to secure that particular series of notes. The payment terms of any particular series substantially matched the payment terms of the FA that secured that series.

Structured settlement annuities

Structured settlement annuities are a form of immediate annuity purchased as a result of a lawsuit or claim. New sales of structured settlement annuities were discontinued in 2003, although Aegon USA continues to administer the closed block of business.

Bank- and corporate-owned life insurance

Aegon USA services life insurance products sold to the bank- and corporate-owned life insurance (BOLI/COLI) market in the United States. BOLI/COLI helps bank and corporate customers fund long-term employee benefits such as executive compensation and post-retirement medical plans. The bank or corporation insures key employees, and is the owner and beneficiary of the policies. New sales of BOLI/COLI were discontinued in 2010.

On July 10, 2015, Aegon announced an agreement with Greenspoint Capital and The Newport Group to sell Clark Consulting, its BOLI distribution and servicing unit, for USD 177.5 million. The transaction closed on September 2, 2015. Clark Consulting was a distinct entity within the BOLI/COLI insurance business that will continue to be in run-off.

Life reinsurance

In August 2011, Aegon completed the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR, a global reinsurance company based in France. Under the agreement, Aegon divested its global life reinsurance activities with the exception of select blocks of business. The retained businesses comprise primarily variable annuity guarantee business.

Competition

The US marketplace is highly competitive. Aegon USA’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds. Aegon USA leverages long-term relationships with many institutions to offer them product lines such as variable annuities, life insurance, mutual funds, and defined contribution pension plans.

The Life & Protection division faces competition from a variety of carriers. In individual life insurance, leading competitors include Lincoln National, Prudential Financial, MetLife, Pacific Life, and John Hancock. In long-term care insurance, Transamerica competes primarily with Genworth and John Hancock. In supplemental health, Transamerica competes with a wide range of companies and company types based on the nature of the coverage.

The Investment & Retirement division also faces competition from a variety of carriers. It maintains an effective wholesaling force, and focuses on strategic business relationships and products with competitive features, benefits and pricing.

Aegon USA’s primary competitors in the variable annuity market are AIG, Jackson National, Lincoln National, MetLife, Nationwide, and Prudential Financial.

The top five competitors in the mutual fund market are American Funds, Fidelity, Vanguard, PIMCO, and T. Rowe Price.

In the institutional segment of the defined contribution market, Aegon USA’s main competitors are Fidelity, Empower Retirement, Prudential Financial, Mass Mutual, Principal Financial, Charles Schwab, T. Rowe Price, and Vanguard. Aegon USA’s main competitors in the defined benefit segment are Mass Mutual, New York Life, Principal Financial, and Prudential Financial. In the emerging market segment and the multiple employer plan segment, Aegon USA’s main competitors are American Funds, Fidelity, Voya Financial, John Hancock, and Principal Financial.

Regulation and supervision

Aegon USA

Aegon USA’s insurance companies and the business they conduct in the US are regulated primarily at a US state level, with some activities, products and services also subject to federal regulation.

State Insurance Regulation

Aegon USA’s largest insurance companies are domiciled in the State of Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over those companies. This regulation includes implementation and enforcement of standards of solvency, adequacy of reserves and capital, and reinsurance.

The Aegon USA insurance companies are licensed as insurers in Iowa and are also licensed and regulated in each US state and jurisdiction in which they conduct insurance business. The extent

36	Business overview Results of operations – Americas

of such regulation varies, but has a shared purpose in terms of the protection of policy and contract holders. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of market conduct and financial solvency regulation.

In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade and marketing practices, approve policy forms and certain premium rates, review and approve products and rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.

In the area of financial regulation, state regulators implement and supervise statutory reserve and capital requirements, including minimum risk-based capital solvency standards. Insurance companies are also subject to extensive reporting, investment limitations, and required approval of significant transactions in each state in which they are licensed.

State regulators, by law, conduct extensive financial examinations every three to five years.

State regulators have the authority to impose a variety of punitive measures, including revoking licenses, for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), a non-regulatory association that works to achieve uniformity and efficiency of insurance regulation across the United States and US jurisdictions.

Recent regulatory enhancements that have been or are being implemented in states, include increased reporting of holding company activities, increased transparency and uniformity for certain captive reinsurance transactions and requirements for companies to conduct an Own Risk and Solvency Assessment (ORSA). In 2014, the NAIC adopted a regulatory framework impacting captives used for term and universal life with secondary guarantee products (‘Actuarial Guideline 48’), which became effective on January 1, 2015. Additionally, principle-based reserving is expected to come into force in 2017. Actuarial Guideline 49 adds new rules for illustrations of indexed universal life insurance, with changes to the maximum illustration rate effective as of September 1, 2015, and other sections effective as of March 1, 2016.

Emerging state issues that may impact Aegon USA include consideration of changes to accounting and actuarial requirements for variable annuities (VA), which may reduce insurers’ needs and abilities to use variable annuity captives, and initiatives to develop group capital requirements for certain Internationally Active Insurance Groups (IAIGs). Aegon USA uses reinsurance and VA captives in part for reserve requirements and to hedge risk. Given that proposals related to VA captive reinsurance arrangements are still being formulated, it is too early to assess their possible impact on Aegon USA’s operations. Aegon USA is prepared to comply with new regulations.

Federal Regulation of Financial Services and Health Insurance

Although the insurance business is primarily regulated at the state level, many federal laws and initiatives impact the insurance sector in such areas as the regulation of financial services, derivatives, retirement plans, securities products, health care, taxes and privacy. Regulation of financial services has increased as result of the Dodd Frank Act, which also created the Federal Insurance Office (FIO) and the Office of Financial Research (OFR). The FIO is authorized to review the insurance market in the US and make recommendations to Congress, and the OFR conducts research in financial services, including insurance, in support of such oversight. In addition, the FIO is authorized to establish US insurance policy in international matters. Finally, the Federal Reserve Board also has authority to establish capital standards for systemically significant insurers and to participate in the establishment of international insurance capital standards. In the area of privacy, there has been increased scrutiny at a state, federal and international level following a number of high-profile data breaches of financial services and other companies. As a result, Congress and federal regulators are considering options to combat data breaches and cyber-threats, in addition to those already imposed by the Gramm-Leach-Bliley Act and other federal law and regulations.

In addition to financial services products, many supplemental health insurance products offered by Aegon USA, such as Medicare Supplement products, are subject to both federal and state regulation as health insurance. The Patient Protection and Affordable Care Act (PPACA), enacted in 2011, significantly changed the regulation of health insurance and the delivery of health care in the United States, including in certain respects, the regulation and delivery of supplemental health insurance products. Following decisions by the US Supreme Court to uphold critical provisions of PPACA, continued federal regulation of certain health insurance products should be expected.

Solvency II

As of January 1, 2016, under the new Solvency II requirements, the activities of Aegon Americas have been consolidated into the Aegon Group Solvency II results through deduction and aggregation using available and required capital as per the local capital regimes. The US regulatory regimes were granted provisional equivalence on December 7, 2015. The combined Solvency II position of the activities of Aegon Americas on December 31, 2015, is estimated to be ~160%.

Securities Regulation

A number of Aegon USA subsidiaries are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities and other laws. Variable insurance policies, certain annuity contracts and registered investment companies (funds) offered by Aegon USA are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities laws. Certain separate accounts of Aegon USA insurers that offer variable life insurance

Annual Report on Form 20-F 2015

and certain annuities and interests under these annuity and insurance policies are registered and subject to SEC regulation. The distribution and sale of these and other securities by affiliate and non-affiliate broker-dealers is regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). A number of Aegon USA companies are also registered as investment advisors and subject to SEC regulation.

Aegon USA also owns or manages other investment vehicles that are exempt from registration but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

In accordance with Dodd-Frank Act requirements, in January 2011 the SEC studied and recommended a harmonized standard of care for broker-dealers, investment advisors and persons associated with firms that provide personalized investment advice. Broker-dealers are currently subject to requirements to make suitable recommendations, while investment advisers are regulated as fiduciaries, required to put customer interests above their own. The SEC intends to propose regulations imposing a harmonized standard of care, and has announced that the proposed regulations will be published in the fall of 2016. In addition, in accordance with Dodd-Frank Act requirements, the SEC intends to enhance its regulatory and examination oversight of registered investment advisers, but has not provided any timeframe for such a proposal. Finally, the SEC has reformed the regulation of institutional money market funds by requiring those funds to price and transact their shares at a market value floating net asset value per share (NAV). The SEC has also provided money market fund boards with the discretion to stem heavy redemptions by, among other tools, imposing liquidity fees and gates in the fund’s best interests. The SEC has set a two-year period for compliance. The impact of these requirements and any future regulations regarding investment advisors, money market funds, or other investment products, including proposed rules designed to enhance the regulation of the use of derivatives by registered investment companies, is still under review and cannot be predicted at this time.

The financial services industry continues to operate under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to producer and other compensation arrangements, suitability of sales (especially to seniors), misleading sales practices, unclaimed property reporting, revenue sharing, investment management and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. Aegon USA, like other businesses in the financial services industry, is routinely examined and receives requests for information from the SEC, FINRA, state regulators and others in connection with examinations and investigations of its own companies and third-party or unaffiliated insurers, broker-dealers, investment advisers, investment companies and service providers relating to certain historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open, or have resulted in fines, corrective actions or restitution. Aegon USA continues to cooperate with these regulatory agencies. In certain instances, Aegon USA modified business practices in response to those inquiries or findings. Certain Aegon USA companies have paid, or have been informed that the regulators may seek, restitution, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on Aegon USA’s financial position, net income or cash flow.

Regulation of Workforce Retirement Plans and IRAs

Aegon USA administers and provides investment and insurance services and products used to fund defined contribution plans, such as 401(k) plans, defined benefit plans, IRAs, 529 plans and other savings vehicles. Aegon USA also provides plans used to administer benefits distributed on termination of defined benefit plans. These products and services are subject to the Employee Retirement Income Security Act (ERISA) and the federal Internal Revenue Code of 1986, as amended (the ‘Code’) for which the Department of Labor (DOL) and the US Treasury Department (‘Treasury’) have regulatory jurisdiction, respectively.

The DOL recently proposed a conflicts of interest rule that significantly expands the scope of activities that are classified as fiduciary investment advice and that are subject to a best interest standard. The rule, if promulgated in the manner proposed, would impact the delivery of products and services to workforce retirement plans and participants in those plans and in IRAs, especially concerning sales and services to small business plans and sales of variable annuities. Legislation and regulation is also being considered that would facilitate the use of multiple employer plans (MEPs), of which Aegon USA is a leading provider. In addition, both the Treasury and the DOL have published, in final and proposed forms respectively, guidance to facilitate the offering of guaranteed lifetime income products. Finally, many states have sought to open their plans to non-government workers who do not have access to an employer retirement savings plan. Any proposals that impact the current business models or fees and services to employer plans or IRAs will impact the Aegon USA companies that provide administration and investment services and products to private workforce plans. The likelihood that these legislative proposals will be passed or the regulatory guidance finalized cannot be predicted at this time.

38	Business overview Results of operations – Americas

Tax Treatment of Insurance Companies and their Products and Plans

Although the insurance business is regulated at a state level, the US federal tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. Provisions that increase the taxation of life insurers, as well as remove or decrease the value of tax incentives for life insurance, pensions and annuity products – considered alone and relative to other investment vehicles – have been proposed in the Executive Administration’s Fiscal Year 2016 budget for the US federal government and set forth in discussion drafts and whitepapers on comprehensive federal tax reform legislation. These initiatives also contemplate international tax reform, including proposals that would limit the ability of companies to deduct interest expense on financing provided by a non-US affiliate. Executive Administration budget proposals, legislative proposals and discussion drafts must be enacted by Congress before they become law. The risk of tax law changes is heightened when additional revenue is sought to reduce the federal deficit or to pay for other tax law changes, such as lower tax rates. In addition, tax reform initiatives of the type contemplated by discussion drafts of comprehensive federal tax reform legislation further increase the risk of both increased taxation of life insurers and of decreased tax incentives for short- and long-term savings products. These changes, if enacted, would have a direct impact on the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial and retirement security.

Asset liability management

Aegon USA’s insurance companies are primarily subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government bonds, corporate debt, preferred and common stock, real estate and mortgage loans. Limits are generally placed on other classes of investments.

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

Aegon USA manages its asset liability matching through the work of several committees. These committees review strategies, define risk measures, define and review asset liability management studies, examine risk-hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. The primary method for analyzing interest rate sensitivity is the economic capital risk measure. Under this measure, the sensitivity of assets relative to liabilities is calculated in a market consistent manner and presented as the risk of loss in a 1 in 200-year event. Another methodology used to analyze risk is cash flow testing. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under projected interest rate scenarios and commonly used stress-test interest rate scenarios. Cash flow testing is run using defined scenarios and is a real world simulation. It takes various forms of management action into account such as reinvestment and sales decisions, together with spreads and defaults on Aegon’s assets, which is not the case in a market consistent framework.

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

Annual Report on Form 20-F 2015

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

Aegon USA reinsures part of its life insurance exposure with third-party reinsurers under both quota-share and excess-of-loss (traditional indemnity) reinsurance treaties. Aegon USA’s reinsurance strategy is consistent with typical industry practice.

Aegon USA insurance companies also enter into contracts with company-affiliated reinsurers, both in the United States and overseas. These contracts have been eliminated from the Company’s consolidated financial statements.

40	Business overview Results of operations – the Netherlands

Results 2015 the Netherlands

Amounts in EUR millions	2015	2014	%
Net underlying earnings	419	423	(1%)
Tax on underlying earnings	118	135	(13%)
Underlying earnings before tax by business
Life & Savings	325	336	(3%)
Pensions	212	195	9%
Non-life	(21)	13	-
Distribution	22	15	50%
Underlying earnings before tax	537	558	(4%)

Fair value items	175	(766)	-
Gains / (losses) on investments	306	431	(29%)
Net impairments	(20)	(12)	(76%)
Other income / (charges)	(22)	(113)	81%
Income before tax	977	99	-

Income tax	(223)	(37)	-
Net income	753	62	-

Life insurance gross premiums	2,240	3,982	(44%)
Accident and health insurance premiums	234	233	0%
General insurance premiums	473	501	(5%)
Total gross premiums	2,947	4,716	(38%)

Investment income	2,277	2,568	(11%)
Fees and commission income	351	324	8%
Total revenues	5,575	7,608	(27%)

Commissions and expenses	1,053	977	8%
of which operating expenses	831	726	14%

New life sales
Amounts in EUR millions	2015	2014	%
Life & Savings	32	33	(2%)
Pensions	98	218	(55%)
Total recurring plus 1/10 single	130	251	(48%)

Amounts in EUR million	2015	2014	%
New premium production accident and health insurance	9	9	1%
New premium production general insurance	29	26	11%

Gross deposits (on and off balance)	2015	2014	%
Life & Savings	4,870	2,708	80%
Pensions	267	73	-
Total gross deposits	5,137	2,781	85%

Annual Report on Form 20-F 2015

Results 2015 the Netherlands1

Net income in 2015 increased to EUR 753 million compared with EUR 62 million in 2014, mainly driven by the positive impact of rising credit spreads on fair value items. Underlying earnings before tax declined, as 2014 included an employee pension-related reserve release of EUR 45 million. On a comparable basis, underlying earnings before tax increased by 5%, as lower funding costs, higher earnings from mortgages and a mortality provision release more than offset lower non-life results. Lower new life sales were driven by the absence of large pension buyouts given the low interest rate environment. Gross deposits almost doubled resulting from growth of Knab, Aegon’s online bank and premium pension institutions (PPI), Aegon’s defined contribution pension business.

Net income

Net income from Aegon’s businesses in the Netherlands increased with EUR 691 million to EUR 753 million in 2015 compared with 2014. Realized gains on investments totalled EUR 306 million, and were mainly the result of portfolio rebalancing in the low rate environment. Results on fair value items amounted to a gain of EUR 175 million, driven by a positive impact of rising credit spreads and interest rates. Impairment charges amounted to EUR 20 million and were primarily related to the consumer loan portfolio. Other charges of EUR 22 million included a EUR 11 million charge for the restructuring of the non-life business.

Underlying earnings before tax

Underlying earnings before tax in 2015 decreased by 4% to EUR 537 million, as 2014 included an employee pension-related reserve release of EUR 45 million. On a comparable basis, underlying earnings before tax increased by 5%, as lower funding costs, higher earnings from mortgages and a mortality provision release more than offset lower non-life results.

¿	Underlying earnings before tax from Life & Savings amounted to EUR 325 million in 2015. Higher investment income, primarily generated by profitable mortgage production, and lower funding costs were more than offset by the non-recurrence of an employee benefit reserve release and the transfer of part of the mortgage portfolio to the Pension business.
¿	Underlying earnings before tax from Pensions increased by 9% to EUR 212 million compared with 2014. Higher earnings from mortgages and favorable mortality more than offset the non-recurrence of an employee benefit reserve release and lower investment income resulting from rebalancing the fixed income portfolio..
¿	The loss from the Non-life business amounted to EUR 21 million in 2015. This was driven by a continuation of the high level of claims in the proxy channel and commercial lines, which Aegon agreed in January 2016 to sell to Allianz.
¿	Underlying earnings before tax from the Distribution business increased to EUR 22 million in 2015, compared with EUR 15 million in 2014. The increase was mainly driven by cost savings.

Commissions and expenses

Commissions and expenses increased in 2015 to EUR 1,053 million. Operating expenses were up to EUR 831 million in 2015 compared with 2014 due to a charge related to the non-life business, the release of the employee benefit reserve booked in 2014, and the higher employee benefit expenses, which resulted from the low interest rate environment.

Production

Gross deposits almost doubled in 2015 to EUR 5.1 billion compared with 2014, mainly driven by the growth of Knab, Aegon’s online bank in the Netherlands, and by the PPI business. Production of mortgages in 2015 increased by 24% to EUR 5.9 billion, of which EUR 3.7 billion was related to third-party investor demand (2014: EUR 2.1 billion).

New life sales amounted to EUR 130 million, which was a result of the absence of large pension buyouts. Individual life sales remained stable at EUR 32 million, while pension sales decreased to EUR 98 million.

Premium production for accident & health was stable in 2015 compared to 2014 at EUR 9 million. General insurance production increased to EUR 29 million.

1	Throughout this report, Aegon the Netherlands refers to all Aegon companies operating in the Netherlands.

42	Business overview Results of operations – the Netherlands

Results 2014 the Netherlands

Amounts in EUR millions	2014	2013	%
Net underlying earnings	423	352	20%
Tax on underlying earnings	135	102	32%
Underlying earnings before tax by business
Life & Savings	336	247	36%
Pensions	195	208	(6%)
Non-life	13	(20)	-
Distribution	15	18	(17%)
Underlying earnings before tax	558	454	23%

Fair value items	(766)	(41)	-
Gains / (losses) on investments	431	342	26%
Net impairments	(12)	(32)	64%
Other income / (charges)	(113)	(36)	-
Income before tax	99	687	(86%)

Income tax	(37)	(166)	78%
Net income	62	521	(88%)

Life insurance gross premiums	3,982	3,515	13%
Accident and health insurance premiums	233	243	(4%)
General insurance premiums	501	487	3%
Total gross premiums	4,716	4,245	11%

Investment income	2,568	2,310	11%
Fees and commission income	324	328	(1%)
Total revenues	7,608	6,883	11%

Commissions and expenses	977	990	(1%)
of which operating expenses	726	732	(1%)

New life sales
Amounts in EUR millions	2014	2013	%
Life & Savings	33	40	(19%)
Pensions	218	166	32%
Total recurring plus 1/10 single	251	206	22%

Amounts in EUR million	2014	2013	%
New premium production accident and health insurance	9	24	(61%)
New premium production general insurance	26	26	1%

Gross deposits (on and off balance)	2014	2013	%
Life & Savings	2,708	1,338	102%
Pensions	73	-	-
Total gross deposits	2,781	1,338	108%

Annual Report on Form 20-F 2015

Results 2014 the Netherlands

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

Net income

Net income from Aegon’s businesses in the Netherlands decreased to EUR 62 million in 2014 compared with 2013. Higher losses from fair value items and an increase in other charges in 2014 partly offset by higher underlying earnings before tax and realized gains compared with 2013. Realized gains on investments totaled EUR 431 million, and were mainly the result of the sale of a private equity investment and repositioning the fixed income portfolio in anticipation of Solvency II. Results on fair value items amounted to a loss of EUR 776 million, primarily related to model updates and hedging programs. In 2014, impairment charges declined by more than half, compared with 2013, to EUR 12 million as a result of lower mortgage arrears. Other charges of EUR 113 million were mostly due to a EUR 95 million provision for the Optas agreement.

Underlying earnings before tax

Underlying earnings before tax in 2014 increased 23% to EUR 558 million compared with 2013. Higher underlying earnings before tax in Life & Savings and Non-life more than offset lower underlying earnings before tax from Pensions.

¿	Underlying earnings before tax from Life & Savings increased 36% to EUR 336 million compared with 2013, and were mostly a result of higher investment income, primarily generated by mortgage production, and improved margins on savings. An employee benefit reserve release resulting from legislation changes accounted for EUR 20 million of the increase.
¿	Underlying earnings before tax from Pensions decreased 6% to EUR 195 million compared with 2013. The positive impact of growth of the business and an employee benefit reserve release resulting from legislation changes of EUR 14 million was more than offset by lower investment income, mostly due to a reduced mortgage allocation to the investment portfolio.
¿	Non-life underlying earnings before tax improved to EUR 13 million in 2014, including the impact of an employee benefit reserve release resulting from legislation changes of EUR 11 million. Management actions taken to improve the profitability of the disability segment and the proxy channel in the general insurance business showed positive results, but are yet to have the desired impact. For this reason, Aegon expects to discontinue additional contracts in the proxy channel in 2015.
¿	Underlying earnings before tax from the Distribution business amounted to EUR 15 million in 2014. The decrease compared with 2013 was mainly driven by lower margins, as a result of the competitive market environment.

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

Gross deposits more than doubled in 2014 to EUR 2.8 billion compared with 2013 driven by the growth of Knab, Aegon’s online bank in the Netherlands.

44	Business overview Results of operations – the Netherlands

Overview of the Netherlands

Aegon has operated in the Netherlands for more than 170 years, and is the country’s leading provider of life insurance and pensions1, with approximately 4,500 employees. Aegon the Netherlands is headquartered in The Hague, has offices in Leeuwarden and Groningen, and owns the Unirobe Meeùs Group, one of the largest intermediaries in the Netherlands2.

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

Overview of sales and distribution channels

Like other Aegon companies, Aegon NL uses a variety of distribution channels to help customers access its products and services as best suits their needs. In general, all business lines use the intermediary channel, which focuses on independent agents and retail sales organizations in the Netherlands. The Pensions business line includes sales and account management, which serves large corporations and financial institutions, such as company and industry pension funds. Aegon Bank uses the direct channel, primarily for savings, and Aegon Schadeverzekering has strategic partnerships for the sale of its products, and uses an online channel. Furthermore, Aegon the Netherlands has made significant investments in its direct online channel, including the proprietary brands Knab, Kroodle and onna-onna.

1	Verzekerd van cijfers 2014, Verbond van Verzekeraars.
2	AM Jaarcijfers
3	Metrixlab brandtrackers.
Knab was launched in 2012 by Aegon Bank, to help people better understand their finances. Knab enables its customers to make their own choices regarding their personal financial situation and thereby achieve their financial goals. The online bank reflects Aegon’s purpose by offering its customers an insight and overview of their finances through its unique financial planning tools. It alerts them to opportunities relevant to their personal situation. Furthermore, Knab offers a wide range of banking products, with a focus on wealth accumulation and payment services.

In 2013, Aegon the Netherlands launched Kroodle, one of the world’s first insurance companies to operate primarily through Facebook. It enables customers in the Netherlands to purchase insurance and manage their accounts through their Facebook profile.

Launched in 2008, onna-onna is a non-life brand that offers motor, travel, home and liability insurance, focusing on female customers.

In early 2015, Aegon launched its own advice channel, in response to growing customer demand for direct services. While the distribution landscape is becoming increasingly multi-channel, Aegon will continue to distribute the largest part of its portfolio through intermediaries.

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

Annual Report on Form 20-F 2015

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

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life products, for which premiums are invested solely in equity funds. Older generation products contain a 4% guarantee. In 1999 the guarantee for new products decreased to 3%; and in 2013 the guarantee decreased to 0%.

Various profit-sharing arrangements exist. Bonuses are either paid in cash (usually for a pension, as described later) or used to increase the sum insured. A common form of profit sharing is to set bonus levels by reference to external indexes based on pre-defined portfolios of Dutch government bonds. The bonds included in the portfolios have differing remaining maturities and interest rates. Together they are considered an approximation of the long-term rate of return on high-quality Dutch financial investments.

Term and whole life insurance

Term life insurance pays out death benefits should the insured die during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of when this occurs. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted at the request of the policyholder. Term life insurance policies do not include profit-sharing arrangements. Part of the whole life insurance portfolio has profit-sharing features, which are based on external indexes or the return of related assets.

Annuity insurance

Annuity insurance includes products in the accumulation phase and products in the deaccumulation phase. Payout commences at a date determined in the policy, and usually continues until the death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%, and prior to 1999, of 4%. Interest rebates are given on both single and regular premium annuity insurance, and may be based on a portfolio of Dutch government bonds – although other calculation benchmarks may also be applied. There are also profit-sharing schemes set by reference to external indexes based on pre-defined portfolios of Dutch government bonds.

Variable unit-linked products

These products have a minimum benefit guarantee, except for premiums invested in equity funds. The initial guarantee period is ten years. Tontine plans are unit-linked contracts with a specific bonus structure. At the end of the year in which the insured dies, the policy balance is distributed to surviving policyholders that belong to the same tontine series, rather than to the policyholder’s estate. A death benefit is paid to the dependents in the event that the policyholder dies before the policy matures. Tontine policyholders may invest premiums in a number of Aegon funds. Aegon the Netherlands manages tontine plans, but no longer sells them.

Mortgage loans

At present, Aegon the Netherlands mostly offers ‘annuity mortgages’. Before 2013, Aegon the Netherlands also offered interest-only, unit-linked and savings mortgage loans, and is continuing to do so for existing mortgage loans that are being renegotiated. Mortgage loans are partly funded by issuing residential mortgage-backed securities in Saecure – Aegon’s Dutch residential mortgage-backed securities program. In 2015, Aegon the Netherlands increased its mortgage loan fee business. For this business, Aegon originates the mortgage loans fully for account of third parties and remains the service provider for these mortgage loans.

Savings accounts

Aegon the Netherlands offers flexible savings accounts with cash withdrawal with limited restrictions, and deposit accounts with a pre-determined maturity.

Investment contracts

Investment contracts are investment products that offer index-linked returns and generate fee income from the performance of the investments.

Long-term deposits (‘Banksparen’)

‘Banksparen’ is a tax-deferred savings product in which amounts are deposited in a ’locked’ bank account. The amount saved is available after a certain period of time for specific purposes such as for a supplementary pension or paying off a mortgage.

Sales and distribution

Aegon the Netherland’s Life & Savings products are sold through Aegon’s intermediary and direct channels.

Pensions

The Pensions business provides a variety of full-service pension products to pension funds and companies.

Products

Aegon the Netherlands provides full-service pension solutions and administration-only services to company and industry pension funds, large companies and owners of small and medium-sized companies. The full-service pension products for account of policyholders are separate account group contracts with and without guarantees.

46	Business overview Results of operations – the Netherlands

Separate account group contracts are large group contracts that have an individually-determined asset investment underlying the pension contract. For older generation products, a guarantee consists of profit sharing, and is the highest of either the market interest rate or the contractual interest rate of 3% or 4%. At present, the contracts offered to clients hold a maximum guarantee of 3%, and Aegon is also planning to introduce a 0% guarantee product. If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against future surpluses. In general, the guarantee is dependent on the life of the insured in order that their pension benefit is guaranteed. Large group contracts also receive part of the technical results for mortality risk and disability risk. The contract period for these types of contracts is typically five years and the tariffs, cost loadings and risk premiums are generally fixed over this period.

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

Aegon also offers customers an all-in defined benefit product with guaranteed benefits. The expected profit for the customer and anticipated investment returns are taken into account in the pricing of the product. Customers may contribute funds for future pension increases to a separate account. Aegon the Netherlands also offers defined contribution products for both single and recurring premiums. Profit sharing is based on investment returns on specified funds. All positive and negative risks, such as investment risk and longevity risk, are attributed to the employees.

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

On December 22, 2015, legislation was passed that enables companies to set up ‘Algemeen Pensioen Fonds’ (General Pension

1	Verzekerd van cijfers 2014, Verbond van Verzekeraars.

Fund). In 2016, Aegon the Netherlands introduced this new proposition to clients. This offers pension solutions to clients in which Aegon the Netherlands provides no guarantees and the investment benefits lie with the participants. Aegon the Netherlands provides fee-based services to this General Pension Fund as administration and investment solutions.

Sales and distribution

Most of Aegon the Netherlands’ pensions are sold through sales and account management and Aegon’s intermediary channel. Customers include individuals, company and industry pension funds, and small, medium and large corporations. Aegon the Netherlands is the country’s leading pension provider1.

For the majority of company and industry customers, Aegon the Netherlands provides a full range of pension products and services. In addition, TKP Pensioen specializes in pension administration for company and industry pension funds, and also provides defined contribution plans to corporate and institutional clients. Aegon offers defined contribution plans for small and medium-sized companies, and Stichting CAPPITAL Premiepensioeninstelling offers the same plans for large companies.

Non-life

The Non-life business consists of general insurance and accident and health insurance.

Products

General insurance

Aegon the Netherlands offers general insurance products in retail markets. These include house, inventory, car, fire and travel insurance. In the Netherlands, Aegon has completed a thorough business review and will restructure its non-life business to focus exclusively on the retail and SME segments of the market, which includes property & casualty and disability insurance. Aegon will exit the proxy channel entirely and is considering strategic options for its commercial lines business. These actions are expected to result in improved non-life returns in the future.

Accident and income protection insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover sick leave payments to employees not covered by social security, and for which the employer bears the risk.

Sales and distribution

Aegon the Netherlands offers non-life insurance products primarily through direct and intermediary channels. In addition, sales and account management provides products for larger corporations in the Netherlands.

Annual Report on Form 20-F 2015

Distribution

Of the distribution channels owned by Aegon the Netherlands, Unirobe Meeùs Group is the main one, through which it offers financial advice to customers, including the sale of insurance, pensions, mortgage loans, financing, and savings and investment products.

Competition

Aegon the Netherlands faces strong competition in all of its markets from insurers, banks, investment management companies and pension funds. Its main competitors are NN Group, Achmea, ASR, Vivat and Delta Lloyd. In addition, these markets are subject to fast-changing dynamics, including the growing use of online distribution channels and a changing pensions landscape (such as the introduction of Premie Pensioen Instellingen and the Algemeen Pensioen Fonds).

Aegon the Netherlands has been a key company in the total life market for many years, and was ranked number one in 20141 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top six companies in the Netherlands by gross premium income accounted for approximately 90% of total premium income in 2014 in the insurance market. Aegon the Netherlands is one of the main companies in the pension market for insurance companies and pension funds. Aegon the Netherlands is ranked fifth in the individual life insurance market2. Aegon the Netherlands is one of a number of many insurers in the non-life market. Aegon the Netherlands’ non-life market share is around 4.2% 3, measured by premium income.

In the mortgage loans market, Aegon the Netherlands held a market share of approximately 11% based on new sales4 in 2014 and its maket share continues to grow. Rabobank, ING and ABN AMRO are the largest mortgage loan providers in this market. Competition from foreign competitors and capital from pension funds is increasing.

Aegon the Netherlands holds approximately 1.9% of Dutch household savings5, and is therefore small in comparison to banks such as Rabobank, ING, ABN AMRO and SNS Bank.

Since 2008, several regulatory changes have had an impact on demand for insurance products in the Dutch market – notably in the life insurance market where the tax deductibility of certain products has been reduced, which has also caused a shift to bank saving products (‘banksparen’). Furthermore, low economic growth and financial market volatility have made customers more reluctant to commit to long-term contracts. These changes have increased competition, resulting in a greater focus on competitive

1	Verzekerd van Cijfers.
2	Verzekerd van Cijfers.
3	Dutch Central Bank.
4	The Land Registry (Kadaster), 2015.
5	Dutch Central Bank.

pricing, improved customer service and retention, and product innovation.

In the pensions market, pension funds face pressure on their coverage ratios, in addition to increased regulatory and governance requirements. In response, these funds are seeking to reduce risk exposure by insuring the whole or part of their business. This is an opportunity for pension insurers, and Aegon is one of the leading providers of these solutions.

The premium pension institution (PPI) market is set to grow significantly due to the shift from defined benefit plans to defined contribution plans, and demand for more transparent and cost-efficient pension products. As a result, significant economies of scale will be required to service this market effectively, and the number of providers is expected to shrink within a few years. Aegon the Netherlands has identified this market as an opportunity for growth and plans to invest in building a leadership position.

Regulation and supervision

General

Regulation of the financial sector in the Netherlands is included in the Financial Supervision Act (Wet op het financieel toezicht or Wft). The Wft came into force on January 1, 2007, replacing the seven, primarily sectoral financial supervision Acts that were in place at that time, completing reform of financial supervision legislation in the Netherlands.

The aim of the Wft is to embed the cross-sectoral functional approach within the Dutch supervisory system. This approach replaced the prior sectoral approach to financial supervision, which was embedded in the previous legislation. The supervision of financial institutions pursuant to the Wft rests with the Dutch Central Bank (DNB) and the Authority for the Financial Markets (AFM).

DNB is responsible for prudential supervision, while the AFM supervises the conduct of business of financial institutions, and the conduct of business on financial markets. The aim of DNB’s prudential supervision is to ensure the solidity of financial institutions and contribute to the stability of the financial sector.

The AFM’s conduct of business supervision focuses on ensuring orderly and transparent financial market processes, integrity in relations between market parties and due care in the provision of services to clients. With regard to insurance companies and banks, DNB is the supervisory authority, and therefore the main insurance and banking supervisory authority in the Netherlands, in the case of the latter, together with the European Central Bank (ECB).

48	Business overview Results of operations – the Netherlands

The Dutch supervisory authorities have a number of formal tools to exercise their supervisory tasks. These tools include the authority to request information, if this is necessary for the purpose of prudential supervision; and the power to issue formal instructions to financial institutions, to impose fines, or to publish sanctions. DNB, as prudential supervisory authority, can, under certain circumstances, require a recovery plan, a short-term financing plan, appoint a trustee, draw up a transfer plan or (ultimately) withdraw the license of a financial institution.

Financial supervision of insurance companies

Insurance supervision in EU member states is based on EU legislation, which, up until December 31, 2015, was set out in the Solvency I framework. Effective as of January 1, 2016, EU insurance regulation is contained in the Solvency II framework. The Solvency I framework consisted primarily of EU directives, which were transposed into national law, in the Netherlands in the Dutch Financial Supervision Act and lower level national rules, such as in particular the Decree on Prudential Rules for Financial Undertakings (Besluit prudentiële regels Wft or Bpr Wft).

The Solvency II framework also consists of an EU Directive and has consequently been transposed into the Dutch Financial Supervision Act. However, a large part of the Level II Solvency II rules are also set out in EU regulations, which apply directly in EU member states, and as a consequence do not need to be implemented into national legislation, such as in the Bpr Wft.

The following insurance entities of Aegon the Netherlands are subject to prudential supervision of DNB:

¿	Aegon Levensverzekering N.V.;

¿	Aegon Schadeverzekering N.V.;

¿	Aegon Spaarkas N.V.; and

¿	Optas Pensioenen N.V.

An insurance company is neither permitted to conduct both life insurance and non-life insurance business within a single legal entity (with the exception of reinsurance), nor to carry out both insurance and banking activities within the same legal entity. Within Aegon the Netherlands, Aegon Levensverzekering N.V., Aegon Spaarkas N.V. and Optas Pensioenen N.V. conduct life insurance activities. Aegon Schadeverzekering N.V. conducts non-life insurance activities. Prudential supervision is exercised by the home state supervisory authority (DNB in the Netherlands). Insurance companies in the Netherlands may conduct their activities on a cross-border basis or through a branch office based on the mutual recognition of (prudential) supervision in the EU (the so-called ‘European passport’). Aegon the Netherlands does not have material cross-border insurance business or business conducted through branch offices elsewhere in the EU.

Solvency I

Under Solvency I, life insurance companies were required to maintain certain levels of capital in accordance with EU directives.

During 2015, this level was approximately 4% of general account technical provision or, if no interest guarantees were provided, approximately 1% of technical provisions with investments for the account of policyholders, and an additional 0.3% charge for value at risk. General insurance companies were, under Solvency I, required to maintain shareholders’ equity of equal to or greater than 18% of gross written premiums a year, or 23% of the three-year average of gross claims.

With respect to the period up to December 31, 2015, every life and non-life insurance company licensed by DNB and falling under its prudential supervision must file audited regulatory reports on at least an annual basis. These reports, which are primarily designed to enable DNB to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the insurance company’s investments. DNB’s regulatory reporting is based on a single entity focus, and is designed to highlight risk assessment and risk management.

Preparing for Solvency II

Solvency II came into effect on January 1, 2016. In anticipation of Solvency II, the Dutch Ministry of Finance made the European Insurance and Occupational Pensions Authority (EIOPA) Preparatory Guidelines for Solvency II reporting mandatory as of May 17, 2015, by amending the Decree on Prudential Rules for Financial Undertakings. This amendment to the Bpr Wft meant that insurance companies were required to submit an annual report for 2014 and two quarterly reports (for the second and third quarters of 2015) on the basis of the EIOPA guidelines in preparation for Solvency II. These mandatory preparatory Solvency II reports replaced the Theoretical Solvency Criteria (TSC) introduced on January 1, 2014. Solvency I quarterly reports were therefore no longer required as of the second quarter of 2015, and yearly reports are no longer required from 2016 onwards.

In the run up to Solvency II, all Dutch insurance companies were required to produce an Own Risk and Solvency Assessment (Eigen Risico Beoordeling or ERB) for 2015. Both the preparatory Solvency II reports and ERB were used as proxies for the ability of insurance companies (going forward) to comply with the applicable solvency requirements. Capital requirements until the date from which Solvency II came into force were based on Solvency I.

If an insurance company in the Netherlands is not compliant with the Solvency II requirements or does not expect to remain compliant with the applicable Solvency II requirements within one year, the approval of the DNB is required for it to be able to pay a dividend or to redeem capital. For this reason, the preparatory Solvency II reports also served as indications for the ability to pay a dividend or to redeem capital.

Annual Report on Form 20-F 2015

Solvency II

Aegon the Netherlands uses a Partial Internal Model to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjuster, but does not include the use of any transitional measures. The internal model was approved on November 26, 2015, by the regulator DNB as part of the Internal Model Application Process. The solvency position of the banking activities will continue to be calculated using the CRR/CRD IV framework. The combined Solvency II position of the activities of Aegon the Netherlands on December 31, 2015, is estimated to be ~150%.

Financial supervision of credit institutions

As of November 4, 2014, Aegon Bank N.V. has been subject to indirect supervision by the ECB under the new European system of banking supervision, the Single Supervisory Mechanism (SSM), which comprises the European Central Bank and the relevant national authorities of participating EU Member States. The SSM is one of the elements of the Banking Union. The ECB may give instructions to DNB in respect of Aegon Bank N.V. or even assume direct supervision over the prudential aspects of the Aegon Bank N.V.’s business. Pursuant to the banking supervision by DNB, Aegon Bank N.V. is (among others) required to file monthly regulatory reports and an audited Annual Report.

Credit institutions are subject to regulatory requirements. These include (among others) capital and liquidity requirements, the requirement to maintain a certain leverage ratio, governance and reporting requirements in line with the requirements of EU Directive 2013/36/EU (CRD IV) and EU Regulation 575/2013 (CRR).

CRD IV and the CRR are the European Union’s translation of the Basel III accord for prudential supervision of credit institutions and investment firms. The CRR is binding for all EU member states and became effective on January 1, 2014. CRD IV is an EU directive, and is required to be implemented into local legislation. CRD IV has been implemented in the Netherlands by means of amending the Financial Supervision Act (Wet op het financieel toezicht, the ‘Wft’) on August 1, 2014. The majority of the requirements became effective as of that date, with the liquidity coverage ratio becoming effective on October 1, 2015 and a number of other requirements (such as the leverage ratio and net stable funding ratio) to be further defined.

The CRR has applied across all EU member states since January 1, 2014. The CRD IV and CRR frameworks include requirements with respect to capital adequacy, and introduce requirements with respect to the counterparty risk relating to derivative transactions, a new liquidity framework (liquidity coverage ratio and net stable funding ratio) in addition to a leverage ratio and two new, supplementary capital buffers, a capital preservation buffer and a countercyclical buffer. The capital requirements include qualitative in addition to quantitative requirements.

Capital of the highest quality, Core Equity Tier 1 or CET1 capital, forms a substantial part of the capital of a credit institution. Additional Tier 1 capital (AT1 capital) forms the rest of the Tier 1 capital. In addition, the capital of a credit institution may be composed of Tier 2 (T2) capital, which is of a lesser quality than Tier 1 capital.

EU Directive 2014/59/EU (the Banking Recovery and Resolution Directive, BRRD) has been implemented in the Netherlands as of November 16, 2015, by means of an amendment of the Wft. The BRRD gives regulators powers to write down debt (or to convert such debt into equity) of ailing banks, certain investment firms and their holding companies to strengthen their financial position and allow such institutions to continue as a going concern subject to appropriate restructuring. Pursuant to the BRRD, the banks are required at all times to meet a minimum amount of own funds and eligible liabilities (MREL) expressed as a percentage of the total liabilities and own funds. The resolution authority will set a level of minimum MREL on a bank-by-bank basis based on assessment criteria due to be set out in technical regulatory standards.

Other financial undertakings in the Netherlands

DNB also supervises pension funds, including premium pension institutions (PPIs), investment firms and fund management companies.

Asset liability management

Aegon the Netherlands’ Risk & Capital Committee, which meets every month, determines and monitors the balance sheet and profit and loss account. The focus of these meetings is, among other activities, to ensure an optimal strategic asset allocation, to decide on hedging strategies to reduce interest rate and equity risks, to manage and possibly hedge actuarial risks, and to decide on the need for securitizations of residential mortgage portfolios in order to improve the liquidity and funding position of Aegon the Netherlands.

Most of the liabilities of Aegon the Netherlands, insurance or otherwise, are long-term. Scenarios and optimization analyses are conducted for fixed income, equities and real estate asset classes. The result is an asset allocation and hedges representing the desired risk-return profile. Constraints, such as the minimum return on equity or economic required capital and the minimum desired solvency ratio, are also taken into account. The implementation of Solvency II on January 1, 2016 has implications for Asset Liability Management. The majority of Aegon the Netherlands’ investments are managed by Aegon Asset Management. Risk-based restrictions are in place to monitor and control actual portfolio allocations against strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

50	Business overview Results of operations – the Netherlands

Aegon the Netherlands partially offsets the risk of future longevity increases related to parts of its insurance liabilities by buying longevity index derivatives. These longevity derivatives will pay out if the mortality rates in future years have decreased more than a pre-determined percentage compared with the base scenario at the moment of signing the contract. To further implement the strategy of reducing longevity risk, Aegon the Netherlands implemented an additional longevity hedge on July 15, 2015. This hedge is based on a longevity experience index and provides out-of-the money protection. The tenor is 50 years, while Aegon the Netherlands has a one-sided option to exit after five years and after ten years.

Reinsurance ceded

Like other Aegon companies around the world, Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, and ‘excess of loss’ contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks, and limit the maximum loss it may incur.

Since January 1, 2014, Aegon the Netherlands reinsures its term life assurance through a quota-sharing contract between its subsidiary Aegon Levensverzekering N.V. and a reinsurer.

For non-life, Aegon the Netherlands reinsures its property, marine, general and motor third-party liability business only. For property insurance, an ‘excess of loss’ contract is in place with a retention level of EUR 3 million for each separate risk, and EUR 20 million for each windstorm event. For motor third-party liability insurance, Aegon the Netherlands has reinsurance in place with a retention level of EUR 2.5 million for each event. For general third-party liability, Aegon the Netherlands has reinsurance in place with a retention level of EUR 1 million for each event.

For marine insurance there is also an ‘excess of loss’ contract in place with a retention level of EUR 1.5 million for each event.

Annual Report on Form 20-F 2015

Results 2015 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2015	2014	%		2015	2014	%
Net underlying earnings	112	108	3%		154	134	15%

Tax on underlying earnings	(21)	(16)	(33%	)	(29)	(19)	(47%	)

Underlying earnings before tax by business

Life	58	77	(24%	)	80	95	(16%	)

Pensions	33	16	108%		46	20	132%
Underlying earnings before tax	91	92	(2%	)	125	115	9%

Fair value items	(19)	(12)	(62%	)	(27)	(15)	(80%	)

Gains / (losses) on investments	69	132	(48%	)	95	164	(42%	)

Net impairments	-	-	-		-	-	-

Other income / (charges)	19	(40)	-		27	(49)	-
Income before tax	160	173	(8%	)	220	215	3%

Income tax attributable to policyholder return	(12)	(34)	63%		(17)	(42)	59%
Income before tax on shareholders return	147	139	6%		203	172	18%

Income tax on shareholders return	11	5	135%		15	6	162%
Net income	158	143	10%		218	178	22%

Life insurance gross premiums	4,134	3,962	4%		5,697	4,916	16%
Total gross premiums	4,134	3,962	4%		5,697	4,916	16%

Investment income	1,688	1,671	1%		2,327	2,073	12%

Fees and commission income	31	34	(8%	)	43	43	2%

Total revenues	5,854	5,668	3%		8,067	7,032	15%

Commissions and expenses	508	620	(18%	)	700	769	(9%	)

of which operating expenses	259	354	(27%	)	357	439	(19%	)

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2015	2014	%		2015	2014	%

Life	52	53	(1%	)	72	65	10%

Pensions	609	731	(17%	)	840	907	(7%	)
Total recurring plus 1/10 single	661	783	(16%	)	911	972	(6%	)

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2015	2014	%		2015	2014	%

Savings	223	227	(2%	)	307	281	9%
Total gross deposits	223	227	(2%	)	307	281	9%

	Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR	2015	2014	December 31, 2015	December 31, 2014
GBP	0.7256	0.8061	0.7370	0.7760

52	Business overview Results of operations – United Kingdom

Results 2015 United Kingdom

Net income in 2015 increased by more than 10% to GBP 158 million compared with 2014, primarily due to lower business transformation costs and the non-recurrence of a provision for the implementation of the pension fee cap. Underlying earnings before tax decreased slightly compared with 2014. New life sales declined by 16% to GBP 661 million compared with 2014, driven by lower traditional pensions production. Platform assets more than doubled to GBP 6.4 billion by the end of 2015 compared with the end of 2014.

Net income

Net income from Aegon’s businesses in the United Kingdom increased by more than 10% to GBP 158 million in 2015 compared with 2014, primarily due to lower business transformation costs and the non-recurrence of a provision for the implementation of the pension fee cap. Realized gains on investments totaled GBP 69 million, and were mainly the result of selective de-risking of the asset portfolio to improve Aegon’s capital position in preparation for Solvency II. Results on fair value items amounted to a loss of GBP 19 million as a result of unrealized losses on equity hedges to protect the capital position. Other income of GBP 19 million was mostly due to charges for policyholders in respect of tax, with an equal offset in taxes attributable to policyholder return.

Underlying earnings before tax

Underlying earnings before tax in the United Kingdom decreased by 2% to GBP 91 million compared with 2014. Higher underlying earnings before tax in Pensions nearly offset lower underlying earnings before tax from the Life business.

¿	Underlying earnings before tax from Life decreased by 24% to GBP 58 million compared with 2014. This was mostly due to lower investment income as a result of selective de-risking of the asset portfolio to improve Aegon’s capital position in preparation of Solvency II.
¿	Underlying earnings before tax from Pensions increased by 108% to GBP 33 million in 2015 compared with 2014. This was primarily driven by lower expenses, positive market movements and policy adjustments resulting from market movements and higher lapses.

Commissions and expenses

Commissions and expenses decreased by 18% in 2015 to GBP 508 million compared with 2014. Operating expenses decreased by 27% in 2015 to GBP 259 million compared with 2014, mainly due to lower business transformation costs and the non-recurrence of a provision for the implementation of the pension fee cap.

Production

New life sales decreased by 16% in 2015 to GBP 661 million compared with 2014. This was mostly the result of lower group pensions sales driven by lower demand for traditional pension products.

Platform assets reached GBP 6.4 billion by the end of 2015, which was more than double the total at the end of 2014. Gross deposits of GBP 223 million in 2015 were mainly driven by the addition of new customers as the platform gained additional traction in the market.

Annual Report on Form 20-F 2015

Results 2014 United Kingdom

	Amounts in GBP millions				Amounts in EUR millions
	2014	2013	%		2014	2013	%
Net underlying earnings	108	118	(8%	)	134	139	(4%	)

Tax on underlying earnings	(16)	(44)	(64%	)	(19)	(52)	(63%	)

Underlying earnings before tax by business

Life	77	85	(9%	)	95	100	(5%	)

Pensions	16	(9)	-		20	(11)	-

Distribution	-	(2)	-		-	(2)	-
Underlying earnings before tax	92	74	24%		115	87	32%

Fair value items	(12)	(14)	(14%	)	(15)	(16)	(6%	)

Gains / (losses) on investments	132	41	-		164	48	-

Net impairments	-	(26)	-		-	(31)	-

Other income / (charges)	(40)	(38)	5%		(49)	(45)	9%
Income before tax	173	37	-		215	43	-

Income tax attributable to policyholder return	(34)	(27)	(26%	)	(42)	(32)	(31%	)
Income before tax on shareholders return	139	9	-		172	11	-

Income tax on shareholders return	5	56	(91%	)	6	66	(91%	)
Net income	143	65	120%		178	76	134%

Life insurance gross premiums	3,962	5,546	(29%	)	4,916	6,537	(25%	)
Total gross premiums	3,962	5,546	(29%	)	4,916	6,537	(25%	)

Investment income	1,671	1,743	(4%	)	2,073	2,054	1%

Fees and commission income	34	68	(50%	)	43	80	(46%	)
Total revenues	5,668	7,356	(23%	)	7,032	8,670	(19%	)

Commissions and expenses	620	640	(3%	)	769	754	2%

of which operating expenses	354	328	8%		439	387	13%

	Amounts in GBP millions				Amounts in EUR millions
New life sales	2014	2013	%		2014	2013	%

Life	53	58	(9%	)	65	68	(4%	)

Pensions	731	802	(9%	)	907	946	(4%	)
Total recurring plus 1/10 single	783	860	(9%	)	972	1,014	(4%	)

	Amounts in GBP millions				Amounts in EUR millions
Gross deposits (on and off balance)	2014	2013	%		2014	2013	%

Variable annuities	-	3	-		-	3	-

Pensions	227	236	(4%	)	281	278	1%
Total gross deposits	227	239	(5%	)	281	281	0%

	Weighted average rate		Closing rate as of
Exchange rates			December 31,	December 31,
Per 1 EUR	2014	2013	2014	2013
GBP	0.8061	0.8484	0.7760	0.8320

54	Business overview Results of operations – United Kingdom

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

¿	Underlying earnings before tax from Life decreased 9% to GBP 77 million compared with 2013. This was mostly due to lower investment income as a result of selective de-risking of the asset portfolio backing annuities in preparation for Solvency II.
¿	Underlying earnings before tax from Pensions increased to GBP 16 million in 2014 compared with a loss of GBP 9 million in 2013. This increase was mostly driven by improved persistency following the introduction of the Retail Distribution Review (RDR).

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

Annual Report on Form 20-F 2015

Overview of United Kingdom

In the United Kingdom, Aegon is a major provider of corporate and individual pensions, protection products, annuities, and savings products. Aegon UK has over two million customers, approximately 2,300 employees, and GBP 59 billion in revenue-generating investments. Aegon UK’s main offices are in Edinburgh and London.

Aegon UK is now predominantly a retirement savings and protection business, supporting customers who are retired or saving for their retirement. Products are increasingly sold through its web portals, which enable advisors, employers and individuals to buy and manage investments online, and to have a single view of investments.

Organizational structure

Aegon UK PLC is Aegon UK’s holding company. It was registered as a public limited company at the beginning of December 1998. The leading operating subsidiaries (both operating under the Aegon brand) are:

¿	Scottish Equitable PLC; and
¿	Aegon Investment Solutions Ltd.

Overview of sales and distribution channels

Aegon UK has three main distribution channels: Financial Advisors (referred to as “Retail”), Workplace and Direct to Customer. An award-winning platform supports all of these channels in an integrated way. It continued to be one of the fastest-growing platforms in the UK market in 20151.

Retail channel – Aegon Retirement Choices (ARC)

Aegon UK offers a comprehensive digital proposition to independent financial advisors and strategic partnerships. Aegon Retirement Choices (ARC) helps advisors and their customers with the transition from work to retirement. ARC uses leading-edge digital technology to deliver an intuitive method of saving for retirement, taking income in retirement, and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisors to demonstrate their professionalism and display their charges for advice in a transparent way. In addition to the Self Invested Pension Plan – which provides a range of pre-and post-retirement investment options for high-net-worth customers (including insured funds and a wide range of open-ended investment companies) – Individual Savings Accounts and General Investment Accounts are also offered.

Aegon UK offers two distinct versions of the proposition targeted at distinct market segments:

¿	A full-wrap service, which includes multiple wrapper choices, fully open architecture fund choice and digital advisor/ customer self-service access; and
¿	‘One Retirement’, a standalone pension accumulation and drawdown product, designed to be a single-point solution for customers that do not have a broader set of needs.

Aegon UK’s Retail sales team has been increasing adoption of the proposition by helping Independent Financial Advisors (IFAs) to upgrade existing business and to acquire new assets from other providers.

Workplace channel – Workplace Aegon

Retirement Choices

Aegon is building and diversifying its workplace distribution capability to cover a range of advisors from IFAs to large Employee Benefit Consultants (EBCs), for example by extending Aegon UK’s successful partnership with Mercers. Services that Aegon UK offers include:

¿	‘Workplace Aegon Retirement Choices’, a comprehensive pension proposition that manages workplace pensions for employers in a seamless and streamlined way, enabling them to offer employees a choice of savings wrappers;
¿	Employers’ auto-enrolment obligations, which are supported through Aegon’s SmartEnrol capability;
¿	Support for the governance of the workplace pension scheme, which is offered through the sophisticated analytics of Aegon’s Smart Governance; and
¿	Employee access to Retiready, which enables employers to cater for all levels of employee investment knowledge and confidence, in addition to moving with their employees throughout their working life.

Direct to Customer channel

In April 2014, Aegon launched its Retiready digital retirement planning service, which is designed to help customers understand how on track they are for the retirement they want, and to support them in taking action. Answering a few simple questions gives customers a Retiready score out of 100, showing how ready they are for retirement.

1	Platforum, UK Advisor Platform Guide, November 2015.

56	Business overview Results of operations – United Kingdom

Since its launch, Aegon UK has been focusing on existing Aegon customers that no longer have an advisor, and either upgrading them to Retiready or offering a ‘Digital Look Through’ service for their existing Aegon policy on Retiready. Retireready customers have access to a number of tools to help them better engage with and manage their retirement savings. In 2015, over 140,000 customers with assets of around GBP 2 billion were upgraded to the new proposition.

Overview of Business Lines

In line with the rest of the Group, reporting for Aegon UK is organized along two business lines: ‘Life’ and ‘Pensions’. ‘Life’ comprises protection products sold to individuals and small and medium sized companies(SMEs), and individual annuities. ‘Pensions’ comprises a broad range of workplace and personal pensions in addition to investment products.

From a business management perspective, the Aegon UK has been reorganized into ‘Digital Solutions’ and ‘Traditional Pensions Business’. These have separate leadership teams and operating models that allocate systems and resources so that Aegon UK is able to split profitability and capital requirements by business line.

The Digital Solutions business is responsible for our new digital propositions sold through Retail Advisor, Workplace and Direct to Customer channels. The majority of new assets going forward will be accumulated in this business. In addition, where appropriate, Aegon UK is upgrading customers from its Traditional Pensions Business to Digital propositions to ensure an enhanced customer experience, a more engaged relationship and lower cost to serve. The Digital Solutions business also includes Aegon UK’s protection proposition. As of January 1, 2016, Aegon’s European variable annuity business ‘Variable Annuities Europe’ has also been part of this business line.

The Traditional Pensions Business is responsible for older products that are no longer actively marketed to new customers. However, new assets are accumulated as customers pay into existing policies, or as new employees join older workplace schemes. These propositions include older style group and individual pensions, with-profits policies and annuities.

Products

¿	Aegon UK’s main product focus is onretirement solutions and protection products.

Retirement solutions

Aegon UK provides a full range of personal and corporate pensions and pension-related products. These include:

¿	Individual Saving Accounts;
¿	Flexible personal pensions;
¿	Self-invested personal pensions;
¿	Platform-based corporate pension schemes;
¿	Transfers from other retirement plans;
¿	Phased retirement options and income drawdown;
¿	Secure retirement income (SRI), a new retirement solution that bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, in addition to continued control over their investments. This product is currently unique in offering a guaranteed pension product integrated into a digital proposition. The underlying guarantee is reinsured by Aegon Ireland PLC; and
¿	A range of unit-linked guarantee investment products that provide valuable guarantees for the at-retirement market. These include an offshore investment plan, which provides a guaranteed income for life, and an offshore bond, which provides capital guarantees (offered by Aegon Ireland PLC).

Protection products

Aegon UK offers a range of products for individual customers, including life cover, critical illness and income protection. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition. This also provides a strong overlap with the target customers for Aegon Retirement Choices, giving opportunities to leverage sales and promotional activity. In addition, Aegon UK offers a range of protection products for small and medium-sized companies that wish to insure key personnel. This is a key market for Aegon, and the Company currently protects 400,000 customers.

Packaged products

Packaged products are those managed by Aegon’s Traditional Pensions Business and include a variety of individual and corporate pensions, with-profits products and annuity products. These products are not actively marketed.

Competition

There is a diverse range of competitors in the markets in which Aegon UK operates, and market dynamics are continuing to evolve. Aegon UK faces competition from three main sources: life and pension companies, retail investment firms, and retail platform service companies. While competition can be seen partly in terms of product features and benefits, it is also increasingly played out in terms of establishing Aegon UK’s proposition as the primary or secondary tool used by advisors to manage their clients assets, or as a preferred partner for EBCs advising corporate clients.

In recent years, the life and pension market has been increasingly concentrated among the largest companies and those perceived to be financially strong. Aegon UK’s competitors include insurance companies such as Legal and General, Standard Life, Zurich and Aviva, in addition to independent platform businesses such as Transact. Consolidation and realignment is taking place in the market, for example Aviva’s acquisition of Friends Life.

Annual Report on Form 20-F 2015

One of the key drivers for competition is the considerable regulatory and legislative change that is continuing to create new commercial opportunities. The impact of the Financial Services Authority’s (FSA) Retail Distribution Review (which has regulated provision in order to bring about greater transparency of charging and improve the quality of financial advice) and of Auto-enrolment (which requires all employers to offer pensions to their employees) are still working through the market.

In addition, in April 2015, the government removed all restrictions on individuals being able to access their pension pots, thereby significantly increasing the flexibility with which individuals can use their pension savings. Individuals are now no longer restricted to buying an annuity or entering drawdown, and can choose to withdraw some of their money, all of it, take flexible income through drawdown, or secure income via an annuity or guaranteed product. This development has had a substantial impact on the at retirement market, with a large reduction in annuity sales and an increase in the purchase of income drawdown products. Financial Conduct Authority (FCA) industry sales data show that annuity sales fell by 70% in the first half of 2015 compared with the first half of 2014, while income drawdown sales rose by 67%. In addition, many customers chose to withdraw part of their pension pot tax-free.

The shift from annuity products to drawdown products has created significant opportunities for Aegon UK because it has been a relatively small player in the UK annuity market, and much stronger in drawdown products. The recently launched Secure Retirement Income product is unique in the UK in providing a guaranteed retirement income product on a platform.

Regulation and supervision

All relevant Aegon UK companies are regulated by the Prudential Regulation Authority (PRA) and/or the FCA.

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

Financial supervision of insurance companies Solvency I

The European Union Insurance Directives referred to collectively as Solvency I are incorporated into UK law. The directives are based on the ‘home country control’ principle, i.e an insurance company with a license issued by the regulatory authorities in its home country is allowed to conduct business in any country of the European Union, either directly or through a branch. Separate licenses are required for each branch of the insurance company where it conducts business. The regulatory body that issued the license (the PRA in the UK) is responsible for monitoring the solvency of the insurer.

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

The PRA may request additional information it considers necessary and may conduct an audit at any time. The PRA may also make recommendations for improvements, and may, ultimately, withdraw an insurance company’s license.

Under Solvency I, life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives. Until January 1, 2016, this level was approximately 4% of general account technical provision.

The PRA also requires that all life insurance firms conduct an annual Individual Capital Assessment (ICA) of the capital required to withstand a 1 in 200 shock on a 1-year value at risk basis. The PRA reviews the underlying assumptions for each firm’s ICA every few years, and may apply an Individual Capital Guidance if they deem this appropriate.

Solvency II

Since the introduction of Solvency II on January 1, 2016, Aegon UK has been using a Partial Internal Model to calculate the solvency position of its insurance activities. The calculation includes the use of both the matching adjustment in addition to the use of transitional measures. The internal model was approved on December 14, 2015, by the PRA as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon UK on December 31, 2015, is estimated to be ~140%.

Asset liability management

Asset liability management (ALM) is overseen by Aegon UK’s Management Investment Committee (MIC), which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

58	Business overview Results of operations – United Kingdom

In addition to monitoring risk exposures in compliance with Aegon N.V.‘s worldwide risk management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the appropriate regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

For its with-profit business, Aegon UK’s guiding philosophy is to match guarantees with appropriate investments. The nature of with-profit businesses, however, typically prevents perfect matching, and the role of the MIC is therefore to monitor the capital implications of any mismatching. Reports covering the impact of a range of possible investment scenarios on the solvency of each of the funds are produced on a periodic basis. These reports allow the investment strategy for the with-profit funds to be discussed, and are summarized for the With-Profits Forum a sub-committee of the Board of Aegon UK.

For non-profit business, considerable interest rate risk arises from Aegon UK’s large book of annuities in payment. Assets are purchased to provide a close expected match to liability outflows, with regular reporting to the MIC on the capital implications of any mismatching.

For unit-linked business, the matching philosophy is to closely match the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets are invested in funds managed by external investment managers. The MIC monitors the performance of the investment managers against fund benchmarks.

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

Guarantees

With the exception of ‘Aegon Secure Lifetime Income’ and ‘5 for Life’ (which are written by Aegon Ireland PLC) and the product guarantees within Secure Retirement Income, Investment Control and Income for Life (which are reinsured to Aegon Ireland PLC), all Aegon UK contracts with investment guarantees are written in policyholder-owned funds (otherwise called ‘with-profit funds’). These funds contain free assets that have not yet been fully distributed to individual policyholders. Free assets help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. Aegon UK has an exposure only once these assets have been exhausted. As outlined below, Aegon UK believes this exposure to be low.

Scottish Equitable only sells guaranteed annuity products in the UK to existing customers. Certain policies also have a guaranteed minimum rate of return, guaranteed minimum pension, or guaranteed death or other benefits. Guaranteed rates of return only apply if the policy is kept in force as per the dates specified, or according to the events described in the policy conditions. The costs of all guarantees are borne by the with-profit funds, and therefore impact payouts to with-profit policyholders.

As part of its demutualization process prior to acquisition by Aegon N.V., the business and assets of Scottish Equitable Life Assurance Society were transferred to Scottish Equitable PLC on December 31, 1993. Aegon UK has no financial interest in Scottish Equitable PLC’s with-profit fund, except routine yearly fund management charges, and costs and expenses that the Company agreed to accept at the time of demutualization.

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

Annual Report on Form 20-F 2015

Management of the with-profit fund

Aegon UK’s with-profit fund has an investment strategy that reflects the nature of the underlying guarantees. The fund can invest in a variety of different asset types. The main categories are UK and overseas equities, UK-fixed interest securities, and cash. The with-profit fund has a target range for the percentage of its assets that are invested in equities, and this range may be varied. There is a policy of holding an appropriate mix of asset classes to reduce risk within these target ranges.

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

As mentioned above, the free assets (assets that, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. These free assets are partly invested in equity puts and fixed interest swaps/swaptions to protect against adverse market movements. Aegon UK has an exposure only once these free assets are exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach now required for Solvency II reporting in the UK.

As the Scottish Equitable with-profit fund is now closed to new business with investment guarantees, the free assets are gradually being distributed to with-profit policyholders through the bonus system outlined above. This includes ensuring that any surpluses in the with-profit fund from other (historic) business lines can be distributed to existing with-profit policyholders at a suitable rate, helping to prevent a tontine effect as the number of with-profit policyholders declines.

Reinsurance ceded

Aegon UK uses reinsurance to both manage risk and maximize financial value, through returns achieved and efficient capital management. The degree to which reinsurance is used across the product lines varies, depending largely on the appropriateness and value of reinsurance available in the market.

The protection business is significantly reinsured. A reinsurance panel is in place to provide reinsurance, predominantly on a quota share basis across the range of benefits. A facultative reinsurance panel is also used to assist the placement of the very large cases. Longevity reinsurance is in place for a number of in-force tranches of annuity business. Financial reinsurance has been used historically across the unitized business with the final repayments made in 2014.

Aegon UK uses a range of reinsurers across the reinsurance market. Reinsurance is currently in place with Hannover, Munich Re, Pacific, RGA, Scor, Swiss Re, and XLRe. In addition, internal reinsurance is in place with Blue Square Re.

60	Business overview Results of operations – New Markets

Results 2015 New Markets

Amounts in EUR millions	2015	2014	%
Net underlying earnings	146	135	8%

Tax on underlying earnings	90	61	48%

Underlying earnings before tax by business / country

Central & Eastern Europe	37	60	(39%)

Asia	20	(17)	-

Spain and Portugal1)	12	28	(56%)

Variable Annuities Europe	(3)	10	-

Aegon Asset Management	170	115	48%
Underlying earnings before tax	236	196	20%

Fair value items	8	(6)	-

Gains / (losses) on investments	20	16	23%

Net impairments	(2)	(43)	95%

Other income / (charges)	(47)	(24)	(96%)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	215	139	54%

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	28	8	-

Income tax	(71)	(50)	(42%)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(28)	(8)	-
Net income	144	89	61%

Life insurance gross premiums	2,565	2,015	27%

Accident and health insurance premiums	170	163	4%

General insurance premiums	244	224	9%
Total gross premiums	2,979	2,402	24%

Investment income	291	234	24%

Fees and commission income	813	623	31%

Other revenues	2	3	(22%)
Total revenues	4,086	3,262	25%

Commissions and expenses	1,188	984	21%

of which operating expenses	827	684	21%
[1]	Underlying earnings before tax in 2014 include EUR 19 million of Aegon’s stake in La Mondiale Participations (France).

New life sales
Amounts in EUR millions	2015	2014	%

Central & Eastern Europe	91	107	(15%)

Asia	173	114	52%

Spain and Portugal	39	49	(20%)
Total recurring plus 1/10 single	304	271	12%

Amounts in EUR million	2015	2014	%

New premium production accident and health insurance	47	34	38%

New premium production general insurance	55	45	21%

Annual Report on Form 20-F 2015

Gross deposits (on and off balance)	2015	2014	%
Central & Eastern Europe	227	215	5%

Asia	408	526	(22%)

Spain and Portugal	29	55	(47%)

Variable Annuities Europe	375	383	(2%)

Aegon Asset Management	33,722	19,340	74%
Total gross deposits	34,761	20,519	69%

	Weighted average rate

Exchange rates Per 1 EUR	2015	2014

US dollar	1.1100	1.3288

Canadian dollar	1.4173	1.4667

Pound sterling	0.7256	0.8061

Czech koruna	27.2662	27.5153

Hungarian florint	309.3147	308.3758

Polish zloty	4.1819	4.1839

Romanian leu	4.4428	4.4429

Turkish Lira	3.0206	2.9060

Chinese Yuan Renminbi	6.9598	8.1902

Ukrainian Hryvnia	24.1414	15.8120

62	Business overview Results of operations – New Markets

Results 2015 New Markets

Net income in 2015 increased to EUR 144 million compared with 2014 as a result of higher underlying earnings before tax and lower impairments. Higher underlying earnings before tax in 2015 compared with 2014 were mainly the result of improved results in Asia and growth of third-party asset balances in Asset Management. Gross deposits increased by 69% to EUR 35 billion as a result of record-high Asset Management inflows. New life sales of EUR 304 million were mainly related to sales of universal life products out of Hong Kong and Singapore.

Net income

Net income in 2015 increased 61% to EUR 144 million compared with 2014. Impairments decreased from EUR 43 million in 2014 to EUR 2 million in 2015, as a result of lower impairments on the Hungarian mortgage portfolio. Other charges amounted to EUR 47 million and mainly related to model updates in Asia.

Underlying earnings before tax

In New Markets, underlying earnings before tax increased by 20% in 2015 compared with 2014 to EUR 236 million, as higher earnings in Aegon Asset Management and Asia were only partly offset by the divestment of Aegon’s stake in La Mondiale Participations and a decrease in earnings in Central & Eastern Europe (CEE) and Variable Annuities Europe.

¿	Underlying earnings before tax from CEE decreased to EUR 37 million in 2015 compared with EUR 60 million in 2014. This decrease was primarily driven by the negative impact of higher surrenders in Poland following product changes and adverse claim experience due to storms in Hungary.
¿	Underlying earnings before tax from Asia increased significantly to EUR 20 million, compared with EUR (17) million in 2014. This increase in underlying earnings before tax was the result of higher policy fees and the non-recurrence of a charge from model updates.
¿	Underlying earnings before tax from Spain & Portugal decreased from EUR 28 million in 2014 to EUR 12 million in 2015. Underlying earnings before tax in 2014 include EUR 19 million of Aegon’s stake in La Mondiale Participations (France) which was divested by Aegon in 2015. Excluding this divestment, earnings increased driven by growth of Aegon’s joint ventures with Santander.
¿	Underlying earnings before tax from Variable Annuities Europe decreased to EUR (3) million in 2015, mainly as a result of increased hedging expenses.
¿	Underlying earnings before tax from Aegon Asset Management increased by 48% in 2015 to EUR 170 million compared with 2014. This increase was driven by higher performance and management fees. Performance fees of EUR 35 million were received in relation to mandates in China. Higher management fees resulted from growth of third-party asset balances.

Commissions and expenses

Commissions and expenses increased by 21% in 2015 compared with 2014 to EUR 1.2 billion. Operating expenses increased by 21% in 2015 compared with 2014 to EUR 827 million. The increase in operating expenses was mainly the result of currency movements, growth of the business and higher project-related expenses.

Production

Gross deposits in New Markets increased by 69% to EUR 35 billion. Aegon Asset Management’s deposits grew to a record-high of EUR 34 billion. This increase was due to higher deposits in the Dutch Mortgage Fund, higher absolute return fund sales in the United Kingdom, increased flows in Chinese money market, equity and bond funds and the inclusion of Aegon’s share in La Banque Postale Asset Management sales. Variable annuity deposits in Europe and Asia totaled EUR 375 million and EUR 408 million respectively.

New life sales increased by 12% in 2015 compared with 2014 to EUR 304 million.

¿	In CEE, new life sales in 2015 declined by 15% to EUR 91 million. Sales growth in Turkey was more than offset by lower sales in Poland resulting from changes in the product offering.
¿	In Asia, new life sales increased by 52% in 2015 compared with 2014 to EUR 173 million. This increase was mainly the result of higher sales of universal life products out of Hong Kong and Singapore, and favorable currency movements. In addition, sales in China increased as a result of the success of the whole life critical illness product.
¿	New life sales in Spain & Portugal declined by 20% in 2015 compared with 2014 to EUR 39 million due to a lower sales contribution from bancassurance joint ventures in Spain.

New premium production from accident & health and general insurance business increased by 29% in 2015 compared with 2014 to EUR 102 million. This was mainly driven by strong health and general insurance sales in Spain, and higher general insurance sales in CEE.

Annual Report on Form 20-F 2015

Results 2014 New Markets

Amounts in EUR millions	2014	2013	%
Net underlying earnings	135	153	(12%	)

Tax on underlying earnings	61	74	(18%	)

Underlying earnings before tax by business / country

Central & Eastern Europe	60	57	5%

Asia	(17)	34	-

Spain and France	28	33	(15%	)

Variable Annuities Europe	10	7	43%

Aegon Asset Management	115	95	21%
Underlying earnings before tax	196	227	(14%	)

Fair value items	(6)	(21)	71%

Gains / (losses) on investments	16	-	-

Net impairments	(43)	(16)	(169%	)

Other income / (charges)	(24)	(33)	27%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	139	158	(12%	)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	8	5	60%

Income tax	(50)	(31)	(61%	)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(8)	(5)	(60%	)
Net income	89	127	(30%	)

Life insurance gross premiums	2,015	1,349	49%

Accident and health insurance premiums	163	170	(4%	)

General insurance premiums	224	194	15%
Total gross premiums	2,402	1,713	40%

Investment income	234	233	-

Fees and commission income	623	583	7%

Other revenues	3	2	50%
Total revenues	3,262	2,531	29%

Commissions and expenses	984	999	(2%	)

of which operating expenses	684	656	4%
New life sales
Amounts in EUR millions	2014	2013	%
Central & Eastern Europe	107	108	(1%	)

Asia	114	67	70%

Spain and France	49	54	(9%	)
Total recurring plus 1/10 single	271	228	19%
Amounts in EUR million	2014	2013	%

New premium production accident and health insurance	34	43	(21%	)

New premium production general insurance	45	35	29%

64	Business overview Results of operations – New Markets

Gross deposits (on and off balance)	2014	2013	%

Central & Eastern Europe	215	248	(13%	)

Asia	526	587	(10%	)

Spain and France	55	9	-

Variable Annuities Europe	383	424	(10%	)

Aegon Asset Management	19,34	13,018	49%
Total gross deposits	20,519	14,287	44%

		Weighted average rate

Exchange rates Per 1 EUR		2014	2013

US dollar		1.3288	1.3272

Canadian dollar		1.4667	1.3674

Pound sterling		0.8061	0.8484

Czech koruna		27.5153	25.9238

Hungarian florint		308.3758	296.3309

Polish zloty		4.1839	4.1940

Romanian leu		4.4429	4.4167

Turkish Lira		2.9060	2.5305

Chinese Yuan Renminbi		8.1902	8.1637

Ukrainian Hryvnia		15.8120	10.8249

Annual Report on Form 20-F 2015

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

¿	Underlying earnings before tax from Central & Eastern Europe increased to EUR 60 million in 2014 compared with EUR 57 million in 2013. This increase was primarily driven by higher underlying earnings before tax in Hungary, which more than offset the negative impact of higher surrenders in Poland following product changes
¿	Underlying earnings before tax from Asia decreased significantly to EUR (17) million, compared with EUR 34 million in 2013. This decrease in underlying earnings before tax was primarily the result of a charge from model updates in 2014 of EUR 26 million, primarily related to changes to modeled premium persistency, in the high net worth business. In addition, 2013 included a gain of EUR 22 million related to actuarial assumption changes and model refinements.
¿	Underlying earnings before tax from Spain & France decreased 15% in 2014 to EUR 28 million compared with 2013. Positive results from the joint venture with Banco Santander in Spain were more than offset by the impact of the divestment of partnerships and continuing investments in order to grow the business.
¿	Underlying earnings before tax from Variable Annuities Europe amounted to EUR 10 million in 2014, mainly resulting from growth of the business
¿	Underlying earnings before tax from Aegon Asset Management increased 21% in 2014 to EUR 115 million compared with 2013. This increase was driven by higher performance and management fees. Higher management fees resulted from growth of third-party asset balances.

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

Production

New life sales in 2014 increased 19% to EUR 271 million compared with 2013.

¿	In Central & Eastern Europe, new life sales in 2014 remained stable at EUR 107 million. This was mostly the result of higher sales in Turkey, Hungary and the Czech Republic, due to improved distribution productivity and growth of the tied-agent network, which were offset by adverse currency movements and lower sales in Poland.
¿	In Asia, new life sales increased 70% in 2014 to EUR 114 million compared with 2013. This increase was mainly driven by increased sales of universal life products in Hong Kong and Singapore.
¿	New life sales in Spain declined 9% in 2014 to EUR 49 million compared with 2013, as the sales contribution from the joint venture with Santander was offset by the loss of sales driven by the divestment of partnerships.

66	Business overview Results of operations – New Markets

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

Annual Report on Form 20-F 2015

Overview of Central & Eastern Europe

Aegon has operations in the Central & Eastern European (CEE) countries of the Czech Republic, Hungary, Poland, Romania, Slovakia, Turkey and Ukraine. Aegon first entered the Central & Eastern European market in 1992 with the purchase of a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Aegon Hungary is Aegon’s leading business in Central & Eastern Europe.

Organizational structure

Aegon’s main subsidiaries and affiliates in Central & Eastern Europe are:

¿	Aegon Hungary Composite Insurance Co. (Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság);
¿	Aegon Poland Life (Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna);
¿	Aegon Poland Pension Fund Managemenet Co. (Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna);
¿	Aegon Turkey (Aegon Emeklilik ve Hayat A.Ş.);
¿	Aegon Romania Pension Administrator Co.( Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A);
¿	Aegon Czech Life (Aegon Pojišt’ovna, a.s);
¿	Aegon Slovakia Life (Aegon Životná poist’ovňa, a.s.);
¿	Aegon Slovakia Pension Management Co. (Aegon, d.s.s., a.s); and
¿	Aegon Life Ukraine ..

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

Traditional general account life insurance consists mainly of index-life products that are not unit-linked but have guaranteed interest rates, in addition to group life and preferred term life products.

Preferred life is an individual term life insurance product that offers insurance protection. The product distinguishes between smoker and non-smoker status, and uses standard and preferred pricing dependent on the respective health of clients.

Group life contracts are renewable each year and carry optional accident and health cover.

In Poland, Aegon is one of the leading providers of unit-linked products1. In addition, Aegon Poland Life also offers traditional saving type products.

In Hungary, Aegon offers a wide range of life insurance products, including term life products, whole life products, group life insurance, and accidental life and traditional saving type products, in addition to unit-linked policies, which are frequently accompanied with riders. These riders provide customers – in addition to the main coverage – with additional financial support in the event of, for instance, having an accident, disabled disability, or being hospitalized, over and above that of the main coverage. Furthermore, Aegon is also a significant market player2 in Hungary in the unit-linked segment.

In both the Czech Republic and Slovakia, Aegon focuses on the unit-linked segment, in addition to offering term life products and offering a wide range of riders that cover, among others, accidental death, disability, critical illness risks, and providing a daily hospitalization allowance to insured clients.

In Turkey, Aegon provides only traditional life insurance products, the most important of which are pure term life with several riders, term life with premium refund on maturity, and saving-type endowment products. Aegon’s insurance portfolio is growing significantly in Turkey due to the country’s high growth rate.

Aegon entered the Ukrainian life insurance market in February 2013 by acquiring Fidem Life, a life insurance company offering mainly endowment traditional life products. The company was subsequently renamed ‘Aegon Life Ukraine’. The business has developed slowly due to the unstable political and economic climate.

1	https://www.knf.gov.pl/en/about_the_market/Insurance/Financial_and_statistical_data/Quarterly_data/quarterly.html
2	http://www.mabisz.hu/en/market-reports.html

68	Business overview Results of operations – Central & Eastern Europe

In Romania, Aegon undertakes life insurance business via Aegon Poland Life Insurance Company. The Romanian branch sells unit-linked, term life and endowment insurance policies. In April, 2014, Aegon Poland Life’s branch took over Eureko Asigurari S.A.‘s life portfolio in Romania, which consists of mainly traditional life and unit-linked policies.

In 2013, Aegon Hungary Composite Insurance Company incorporated a new subsidiary, Aegon Hungary Home Savings and Loan Association. The new entity provides a saving product combined with a preferential loan option, which is subsidized by the state during the saving period.

Mortgage loans

Aegon Hungary first offered mortgage loans to retail customers in 2006 via Aegon Hungary Mortgage Finance Co., a subsidiary of Aegon Hungary Composite Insurance Company.

The mortgage loan business has been affected by several legislative changes in recent years. According to laws enacted in 2014, financial institutions were required to retrospectively apply exchange rates of the Central Bank of Hungary (MNB), instead of the exchange rates they applied in the past, to foreign currency denominated loans. In addition, following a decision made by the Curia (the Hungarian Supreme Court), financial institutions were required to reimburse unilateral fee and interest increases made in the past under the loan agreements to debtors. The settlement with debtors was completed in accordance with the law. Furthermore, due to additional legislative changes also enacted in 2014, most foreign currency denominated loans were required to be converted into Hungarian forint-based loans at fixed exchange rates in 2015, with subsequent interest charges maximized by law.

On March 17, 2014, Aegon Hungary Mortgage Finance Company suspended the acceptance of new loan applications for an indefinite period of time.

Pensions

Aegon’s pension business in Central & Eastern Europe experienced considerable growth before the financial crisis of 2008, mainly due to the region’s strong economic growth, and the reform of pension systems in many of the countries in the region. In recent years, pension systems in several countries in the region have been revised, and this has had a significant impact on Aegon’s business activities.

Aegon is currently active in the (formerly mandatory) private pension market in Slovakia, Poland and Romania. In the voluntary pension market, Aegon is active in Hungary, Turkey and Romania.

In Romania, Aegon Romania Pension Administrator Company took over the management of Eureko private pension fund on October 10, 2014. The Eureko fund merged with Vital, the Pillar 2 private pension fund managed by Aegon. As a result, it became the fourth largest fund of its kind in the country1.

Aegon launched its Pillar 3 voluntary pension fund, Aegon Esential, in Romania, on May 11, 2015. On December 4, 2015, Aegon Romania Pension Administrator Company took over the management of Eureko’s voluntary pension fund, which subsequently merged with Aegon Esential.

In terms of assets under management, Aegon’s private pension funds in Poland4, Slovakia7 and Romania1, and its voluntary pension fund in Hungary8, are among the largest in the respective countries. In terms of numbers of members, Aegon has a significant market presence in Poland4, Romania1, and Hungary8. As of December 2015, Aegon had over 2.1 million pension fund members in Central & Eastern Europe.

Non-life

Aegon Hungary offers non-life cover (mainly household and car insurance, along with some wealth and liability industrial risk and travel insurance). Aegon is the leading insurance company in the Hungarian household market2. In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for the cross-selling of life insurance.

As part of Aegon’s regional expansion, Aegon Hungary opened branch offices selling household insurance policies in Slovakia in 2010 and Poland in 2011.

Competition

In 2015, Aegon was the third largest life insurance provider in Hungary, based on the first nine months’ standardized premium income, and the third largest provider in the non-life insurance market3. Aegon is also a significant market participant in Poland. As of September 2015, it was ranked eighth for unit-linked products in Poland, based on gross written premiums4. In addition, at the end of June 2015, Aegon Life Ukraine was the fifth largest in the market, based on the first six months’ premium income5 Aegon is a less significant market participant in Slovakia, the Czech Republic and Romania. In Turkey, Aegon was ranked ninth based on written premium at the end of October 20156.

1	http://asfromania.ro/informatii-publice/statistici/statistici-pensii/evolutie-indicatori
2	http://www.mabisz.hu/images/stories/docs-eng/publications/yearbook-2014-english.pdf
3	http://www.mabisz.hu/images/stories/docs-eng/publications/quarter/2015-i-iii-quarter.pdf
4	https://www.knf.gov.pl/en/about_the_market/Insurance/Financial_and_statistical_data/Quarterly_data/quarterly.html
5	http://uainsur.com/stats/life/
6	http://www.tsb.org.tr/official-statistics.aspx?pageID=1003
7	http://www.adss.sk/en/Default.aspx?CatID=60&fundID=566
8	http://www.mnb.hu/felugyelet/idosorok/v-aranykonyv

Annual Report on Form 20-F 2015

Aegon was ranked third in terms of both the number of participants and managed assets in 2014 in the voluntary pension fund market in Hungary1. For managed assets, at the end of 2015, Aegon was ranked fifth in the Slovakian private pension market2. In November 2015, Aegon ranked tenth in terms of both the number of participants and managed assets in Poland3. At year-end 2015, Aegon was the fourth largest provider in the Romanian mandatory private pension market, both in terms of net assets under management and number of participants4.

Regulation and supervision

In Central & Eastern Europe, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business – not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

¿	The Central Bank of Hungary (MNB);
¿	National Bank of Slovakia (NBS);
¿	Czech National Bank (CNB);
¿	Polish Financial Supervisory Authority (KNF);
¿	Authority for Financial Supervision (ASF) (Romania);
¿	Undersecretariat of Treasury (Turkey); and
¿	National Commission for State Regulation of Financial Services Markets (Ukraine).

The authorities mentioned above promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

In addition to legal regulation, insurance companies are members of a number of self-regulatory groups in their respective countries. These self-regulatory groups are the main forums for discussion among insurance companies. Their specialized departments (for example, actuarial, financial, and legal) meet periodically.

In preparation for the implementation of Solvency II, with the exception of the Czech Republic, the other European Economic Area (EEA) countries that form part of the CEE region enacted the new insurance laws during 2015, incorporating the requirements of the new solvency regime. As of January 1, 2016, when the Solvency II requirements became effective, Aegon’s EU-domiciled entities in Central & Eastern Europe have been using the Standard Formula to calculate the solvency position of their insurance activities. The activities in Ukraine and Turkey have been included through Deduction & Aggregation on a Solvency II Standard Formula basis. The combined Solvency II position of the activities of Aegon CEE on December 31, 2015 is estimated to be ~250%.

In Hungary, the foundation and operations of voluntary pension funds are regulated by the country’s Voluntary Mutual Pension Funds Act (XCVI. 1993). Activity in this area is also supervised by the MNB. Slovakia’s pension market is regulated by the Pension Asset Management Companies and Respective Notices Act (43/2004). The private pension business is under the supervision of the National Bank of Slovakia (NBS). In Romania, the private and voluntary pension system is regulated and supervised by the Authority for Financial Supervision (ASF). The mandatory pension system is subject to the Privately Administered Pension Funds Act (411/2004) and the voluntary pension system is subject to the Voluntary Pension Law (204/2006), both complemented by individual regulations (as secondary legislation). In Poland, this activity is supervised by the KNF and governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Credit Institutions and Financial Enterprises Act (2013) stipulates the foundation, operation and reporting obligations of the country’s financial institutions (including Aegon Hungary Mortgage Finance Company). In addition, Aegon Hungary Mortgage Finance Company is under the supervision of the MNB, in exactly the same way as Aegon Hungary Home Savings and Loan Association.

Asset liability management

The investment strategy and the asset liability management of the CEE region is overseen within Aegon by the Regional Risk and Capital Committee, which meets on a quarterly basis. Aegon CEE’s asset liability management focuses on asset liability duration and liquidity. The performance of the portfolios against benchmarks is also evaluated during the Committee’s meetings.

Reinsurance ceded

Aegon takes out reinsurance for its life and non-life businesses in Central & Eastern Europe, the aim of which is to mitigate insurance risk. In accordance with Aegon’s Reinsurance Use Policy, Aegon’s companies in the region only work through large multinational reinsurers that have well-established operations in the region. For short-tail business, Aegon CEE accepts reinsurance companies with a minimum Standard & Poor’s (S&P) rating of A-. For long-tail business Aegon CEE accepts reinsurance companies with a minimum S&P rating of AA-.

1	http://www.mnb.hu/felugyelet/idosorok/v-aranykonyv
2	http://www.adss.sk/en/Default.aspx?CatID=60&fundID=566
3	https://www.knf.gov.pl/en/about_the_market/Pension_system/Financial_and_statistical_data/Monthly_data.html
4	http://asfromania.ro/informatii-publice/statistici/statistici-pensii/evolutie-indicatori

70	Business overview Results of operations – Central & Eastern Europe

The credit standing of the reinsurance partners is strictly monitored, discussed on a monthly basis by the Global Reinsurance Use Committee, and assessed on a quarterly basis by the Risk & Capital Committee. From 2013, Aegon Hungary began a long-term arrangement with Aegon’s internal reinsurer, Blue Square Re, for property, catastrophe, general third-party liability and motor third-party liability risks. In the first phase, Blue Square Re takes the risk and, in the second phase, Blue Square Re retrocedes the risk in the reinsurance market, potentially with some level of retention. In addition, in 2014, Aegon Turkey started to cede the mortality risk stemming from the bulk of its traditional life portfolio to Blue Square Re.

The four most important reinsurance programs currently in force (with retention levels for each event indicated in parentheses) are:

¿	Property catastrophe excess of loss treaty (EUR 16 million retention);
¿	Motor third-party liability excess of loss treaty (EUR 0.8 million retention);
¿	Property per risk excess of loss treaty (EUR 1.0 million retention); and
¿	General third-party liability excess of loss treaty (EUR 0.2 million).

The majority of treaties in force for Aegon’s operations in Central & Eastern Europe are non-proportional excess of loss programs – except for the life reinsurance treaties, which are made on a surplus and quota-share basis (including various riders).

Annual Report on Form 20-F 2015

Overview of Asia

Aegon Asia operates through three major joint ventures in the People’s Republic of China (hereafter referred to as ‘China’), India and Japan, in addition to a network of wholly-owned subsidiaries, including Aegon’s businesses in Hong Kong and Singapore that serve the high-net worth segment.

Organizational structure

¿	Aegon’s main operating companies in Asia (including Aegon’s ownership percentages) are:
¿	Aegon THTF Life Insurance Co. Ltd. (50%);
¿	Aegon Life Insurance Co. Ltd. (49%);
¿	Aegon Sony Life Insurance Co. Ltd. (50%);
¿	SA Reinsurance Ltd. (50%);
¿	Transamerica Life (Bermuda) Ltd. (wholly-owned); and
¿	Aegon Direct and Affinity Marketing Services companies (various entities).

Joint ventures

On October 20, 2014, Aegon and Tsinghua Tongfang Co. Ltd (THTF) signed a joint venture agreement to replace CNOOC as Aegon’s partner in Aegon’s Chinese joint venture. The name of the joint venture was changed from Aegon CNOOC Life Insurance Co. Ltd. to Aegon THTF Life Insurance Co. Ltd. (Aegon THTF) on June 18, 2015. Aegon THTF is licensed to sell both life insurance and accident and health products in China. Aegon THTF has expanded its network of offices and business in China since 2003. Having obtained 12 provincial licenses, its geographic presence provides access to a potential market of over 640 million people, primarily in the coastal provinces of eastern China.

In 2006, Aegon entered into joint venture agreements with Religare Enterprises Limited and Bennett, Coleman & Co. Ltd. (BCCL) to establish Aegon Religare Life Insurance Co., Ltd. in India, which commenced operations in 2008. In December 2015, following regulatory approvals, Aegon and BCCL increased their ownership percentages in the joint venture to 49% and 48.4% respectively, and the joint venture was renamed ‘Aegon Life Insurance Co., Ltd.’ (Aegon Life). By December 31, 2015, the joint venture had a distribution network across 52 cities and 20 states in India, and had issued more than 472,000 policies to over 412,000 customers.

In June 2007, Aegon signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies, to establish Aegon Sony Life Insurance Co., Ltd. (Aegon Sony Life). Aegon Sony Life commenced operations in December 2009. By December 2015, Aegon Sony Life had entered into distribution partnerships with two ‘mega banks’ and 22 regional banks, in addition to Sony Life’s Life Planner distribution channel, which has over 4,000 professionals. The primary focus of Aegon Sony Life is annuity sales in Japan. Aegon and Sony Life also jointly established a reinsurance company, SA Reinsurance Ltd. (SARe), to provide Aegon Sony Life with greater flexibility in the pricing and design of its annuity products. Launched in 2010 and based in Bermuda, SARe manages the guaranteed benefit risks of Aegon Sony Life’s products.

Wholly-owned subsidiaries

In 2011, a new organizational structure was adopted for Aegon’s operations in Asia, whereby all of Aegon’s Asia-based insurance businesses are managed as one regional division headquartered in Hong Kong.

Transamerica Life Bermuda (TLB) and its predecessors recently celebrated 81 years of service to customers in Asia. TLB now primarily serves the high-net-worth market in Asia through its branches in Hong Kong and Singapore.

Aegon Direct and Affinity Marketing Services (ADAMS) is a direct marketing services group with four active operations and four run off operations in eight countries in the Asia-Pacific region. The first ADAMS company was established in Australia in 1998, and ADAMS subsequently launched operations in Korea, Japan, Taiwan, Hong Kong, Thailand, Indonesia and China. On March 1, 2015, ADAMS ceased new business operations in Hong Kong, while continuing to fulfill obligations to customers through its broker operation. On September 30, 2015, ADAMS Australia ceased writing new business, while continuing to support its existing business.

Overview of sales and distribution

In China and India, Aegon THTF and Aegon Life offer products through multiple distribution channels, from agents, independent brokers and banks, to direct marketing, group and e-sales.

Aegon Sony Life in Japan has two primary distribution channels: the Sony Life Planner channel (operated by Sony Life), and the bank distribution channel.

TLB distributes its products through relationships with private banks, local and international brokers, and intermediaries.

ADAMS is one of the largest independent insurance direct marketing services companies in Asia. ADAMS specializes in direct and affinity marketing, and services business partners across the direct marketing value chain.

72	Business overview Results of operations – Asia

Overview of business lines

Life and savings

Aegon provides a broad range of life insurance products through its life insurance businesses in China and India. These include unit-linked, universal life, and traditional life products.

In China, Aegon THTF’s agency and broker channels primarily sell whole- or life-critical illness products. Regular premium participating endowment and single-pay universal life are both key products for the bancassurance channel. Telemarketers largely sell return of premium products. The e-sales channel is currently focused on offering protection products.

Aegon Life offers a number of term plans, traditional individual participating products, traditional pension participating products and unit-linked plans.

Universal life and term products

TLB’s main products consist of USD denominated universal life and USD term plans for the high-net-worth market.

Individual savings and retirement

Aegon Sony Life sells variable annuities. These products provide either a guaranteed lifetime withdrawal benefit (GLWB) or a guaranteed minimum accumulation benefit (GMAB).

Since 2010, SARe has assumed the risk on all minimum guarantees offered on Aegon Sony Life’s variable annuity products.

Non-life

Aegon THTF offers non-life products (primarily consisting of short-term accident and short-term health products) through all channels. Non-life sales are, however, concentrated in the group channel, where the main products are group medical policies. Accident products are also one of the major types of products sold through the e-sales channel.

ADAMS is a marketing services company. It operates via partnerships primarily with local insurers to consult on the development and marketing of the most relevant insurance products to a given market’s customers. Revenue is primarily generated through reinsurance arrangements with reinsurance or insurance companies from within the Aegon Group, together with fee income from product sales. Under this business model ADAMS develops, funds and executes direct marketing activities in exchange for reinsurance participation. ADAMS typically establishes brokerage or agency companies in order to be part of the selling process and to comply with existing regulations.

Competition

China: Aegon THTF

As of November 31, 2015, there were 75 life insurance companies in the market, including 47 domestic life companies and 28 foreign life insurers. Based on total premium income, Aegon THTF ranked forty-ninth among life insurance companies and fourteenth among foreign life companies in China. Aegon THTF’s market share among foreign-invested companies was 1.4% in terms of total premium1.

India: Aegon Life

There were 24 licensed life insurers in India at the end of December 2015. While the state-owned Life Insurance Corporation of India continues to maintain a dominant share of new business premiums (April 2015 to December 2015)2, private sector companies have shown double-digit growth to garner more than 50% of the individual recurring new business premiums written. Aegon Life India ranked twenty-first in the individual recurring premium market (April 2015 to December 2015)3.

Japan: Aegon Sony Life

There are eight active companies in Japan’s variable annuities market. In 2015, Aegon Sony Life ranked second in the market behind Dai-ichi Frontier.

Hong Kong and Singapore: TLB

TLB’s main competitors in Hong Kong and Singapore are local and global providers in the high-net-worth market, such as HSBC Life, AIA, Manulife Bermuda, and Sun Life Bermuda.

Asia: ADAMS

The use of direct marketing in the insurance industry is growing due to economic pressure on traditional distribution channels and changes in customer behavior. For this reason, multinational insurers across the region are increasing their marketing capabilities.

Regulation and supervision

China: Aegon THTF

The insurance industry in China is regulated by the China Insurance Regulatory Commission (CIRC). In 2015, the CIRC released a series of regulations, including: ‘Notice about Strengthen Product Management of Life Insurance Rate Reform Policies’; ‘Notice about Promoting Participating Personal Premium Rate Policy Reform’; ‘Interim Measures about Personal Tax Preferential Health Insurance Business’; ‘Notice about Strengthening the Insurance Company’s Prudential Asset Allocation’; and ‘Guidelines about Insurance Funds Internal Control’. These regulations demonstrate the commitment to reforming product pricing, in addition to loosening restrictions on investment strategy. The insurance industry in China began its

1	Source: the China Insurance Regulatory Commission (www.circ.gov.cn).
2	Source: Insurance Regulatory and Development Authority of India.
3	Source: Insurance Regulatory and Development Authority of India.

Annual Report on Form 20-F 2015

transition towards the new solvency regime (C-ROSS) following the release of 17 regulations on C-ROSS by the CIRC in February 2015.

India: Aegon Life

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policy holders.

The IRDAI is very active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. Some steps initiated by the IRDAI during 2015 include: the Insurance Amendment Act 2015; regulations on the transfer of equity shares; recognizing other forms of capital; draft regulations on the expense of management; guidelines on opening a place of business; guidelines on the unclaimed amounts of policyholders; and guidelines related to appointment of insurance agents. India’s insurance laws were amended by the Indian Parliament in March 2015 to allow foreign investors to hold up to 49% equity in insurance companies in India. Following that change, Aegon increased its equity interest in Aegon Life to 49% in December 2015.

Japan: Aegon Sony Life

The Financial Services Agency (FSA) is the government agency that supervises all insurance companies in Japan. New products and major product amendments are filed with, and approved by, the FSA, in addition to general policy provisions, statements of business procedure, and pricing and valuation.

Following the 2014 revisions of the Insurance Business Act, in May 2015, the FSA published amendments to the ‘Supervisory Guidelines for Small Amount and Short Term Insurance Providers’ that update the rules on insurance solicitors’ obligations.

Hong Kong and Singapore: TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the integrated regulator of the financial services sector in Bermuda. TLB’s Asia branches are located in Hong Kong and Singapore. The insurance industry in Hong Kong is regulated by the Office of the Commissioner of Insurance. Changes to the Insurance Companies Ordinance in 2015 provide for the establishment of a new independent insurance authority. The amendments will take effect in stages, with the first being the establishment of the Provisional Insurance Authority.

The insurance industry in Singapore is regulated by the Monetary Authority of Singapore (MAS). The MAS is an integrated regulator that oversees all banks, insurers, capital market intermediaries, and financial advisors in Singapore.

Asia: ADAMS

There is an evolving regulatory environment for the use of personal data for marketing purposes, particularly in the market for direct distribution. ADAMS keeps abreast of all changes or proposed changes to regulations governing personal data in all of its markets. Where appropriate, ADAMS implements industry standard compliance programs, such as Payment Card Industry (PCI) Compliance in Australia and Privacy Mark in Japan.

Solvency II

Solvency II requirements became effective for Aegon Group as of January 1, 2016. Aegon’s Asian activities are included in the Aegon Group Solvency II ratio through Deduction & Aggregation. For TLB and SA Re, Deduction & Aggregation is applied using available and required capital as per the local capital regime. The regulatory regime of Bermuda was granted provisional equivalence on December 7, 2015. The other units in Asia are included using the Solvency II standard formula basis. The combined Solvency II position of the activities of Aegon Asia on December 31, 2015, is estimated to be ~350%.

Asset liability management

China: Aegon THTF

Aegon THTF has a board-level Investment and Risk Committee (IRC), together with a management-level Risk & Capital Committee and a management-level Investment Committee. Regular review of risk and capital requirements is conducted in these committees to monitor asset and liability mismatch risk, investment risk and the solvency position. Based on the payment structure and term of insurance liabilities, Aegon THTF invests in corporate bonds, government bonds, bank deposits, debt projects, or other fixed income assets to match liabilities. Operating and shareholders’ equity funds may be invested in mutual funds, stocks, money market funds and bond repurchase in order to enhance investment returns.

India: Aegon Life

Aegon Life has a board-level Investment Committee (IC), a board-level Risk Management Committee (RMC), and a management-level Risk & Capital Committee (RCC). Regular reviews of risk and capital requirements are conducted by the RCC and RMC. Regular reviews are performed to ensure appropriate ALM for the business. An ALM report is tabled at the RCC meeting on a quarterly basis.

Japan: Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on variable annuities to SARe. SARe has a comprehensive hedging program in place that covers the major risk dimensions. Execution of this hedging program is outsourced to Aegon USA Investment Management LLC. Comprehensive risk management procedures have been defined to ensure the implementation of appropriate risk management activities.

74	Business overview Results of operations – Asia

In reinsuring minimum variable annuity guarantees, SARe accepts certain market and policyholder behavior risks. SARe covers payments under the guarantees to the extent that the benefits to the policyholder exceed the variable annuity account value. The market risks are managed through the use of capital-market hedging techniques.

Hong Kong and Singapore: TLB

TLB’s assets are currently managed by Aegon USA Investment Management in the United States. There is a management-level RCC and a management-level IC. Regular reviews of risk and capital matters are conducted by the RCC, while the IC focuses on the areas of investment performance and mismatch risk.

Asia: ADAMS

ADAMS’s assets are managed by Aegon USA Investment Management in the United States in a pool of assets backing similar liabilities. ALM is performed as part of asset portfolio management.

Reinsurance ceded

China: Aegon THTF

Aegon THTF shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Most of the individual morbidity risks are taken by Hannover Re and China Re in quota share. The group products are mainly reinsured by Hannover Re. Aegon THTF also has modified co-reinsurance with Hannover Re to improve its solvency ratio, in addition to morbidity and mortality risk transfer. Aegon THTF reviews the reinsurance structure regularly and adjusts it based on claims experience and its risk acceptance capability.

India: Aegon Life

Reinsurance arrangements are regulated by the IRDAI. Aegon Life primarily reinsures the mortality and morbidity risks of its policies sold with RGA Re. For specific products, reinsurance treaties are entered into with other major reinsurance companies such as Munich Re and Swiss Re.

Japan: Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on variable annuities with SARe.

In April 2014, Aegon Sony Life entered into a Surplus Relief reinsurance contract with Reinsurance Group of America Re (RGA Re) on a local statutory basis only. Surplus Relief provides relief from acquisition cost recovery risk.

Hong Kong and Singapore: TLB

TLB uses third-party mortality reinsurance for its universal life and traditional policies. Mortality reinsurance takes the form of yearly-renewable term excess-of-retention or quota-share arrangements. This is typically arranged through a pool of reinsurers, such as Munich Re and Swiss Re.

Asia: ADAMS

ADAMS’s traditional business model primarily creates value by offshore reinsurance through an Aegon risk carrier, whereby risk-based premium is acquired for the group. ADAMS positions itself as an independent marketing services provider. This enables it to form partnerships with local insurers, particularly in locations where Aegon does not have a local presence. ADAMS also increasingly generates fee income from its professional services.

Annual Report on Form 20-F 2015

Overview of Spain & Portugal

Aegon entered the Spanish insurance market in 1980 with the purchase of local insurer Seguros Galicia. In recent years, Aegon’s activities in Spain have developed through distribution partnerships with Spanish banks.

Aegon Spain Holding (hereafter referred to as ‘Aegon Spain’) operates in Spain through Aegon España. In addition, Aegon Spain operates through partnerships with Banco Santander and Liberbank, S.A. Aegon Administracion y Servicos A.I.E., a separate legal entity, provides administration and operations services to all Aegon companies in Spain, including joint ventures with third parties. Aegon Spain has a long-term agreement to distribute both protection and general insurance products through Banco Santander’s network of branches in Portugal.

Organizational structure

Aegon’s main subsidiaries and affiliates in Spain and Portugal are:

¿	Aegon España S.A. de Seguros y Reaseguros;
¿	Aegon Administracion y Servicos A.I.E.;
¿	Aegon Activos A.V, S.A.;
¿	Aegon Santander Generales Seguros y Reaseguros (51%), in partnership with Banco Santander;
¿	Aegon Santander Vida Seguros y Reaseguros (51%), in partnership with Banco Santander;
¿	Aegon Santander Portugal Vida Companhia de Seguros S.A. (51%), in partnership with Banco Santander Totta;
¿	Aegon Santander Portugal Nao Vida Companhia de Seguros S.A. (51%), in partnership with Banco Santander Totta; and
¿	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (50%), in partnership with Liberbank, S.A

Overview of sales and distribution channels

The main distribution channel in the Spanish market is bancassurance, which accounts for 67% of life sales, in comparison with 28% for brokers and 5% for direct customers1. Aegon Spain distributes its products nationwide through partner branches and its own sales network.

In the Portuguese market, approximately 69% of pure life risk premiums and 17% of health and general insurance premiums are written through bancassurance channels, where credit-related policies mostly related to household mortgages play a significant role2.

Aegon Spain and Banco Santander

On December 20, 2012, Aegon Spain and Banco Santander formed a partnership to distribute a number of insurance products. This became fully operational on June 4, 2013, following regulatory approval.

Banco Santander is the largest financial institution in Spain, with over 3,500 branches nationwide. Aegon Spain’s agreement with Banco Santander concerns the business lines of pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and critical illness). These are sold through two insurance entities: Aegon Santander Vida for pure life risk products, and Aegon Santander Generales for general insurance products. Aegon’s share in each entity is 51%.

In July 2014, Aegon Spain and Banco Santander Totta Seguros, a Portuguese insurance company that is part of the Santander International group, signed an agreement to distribute a number of insurance products. This became fully operational in January 2015, following regulatory approval. The agreement concerns the distribution of pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and sickness) through over 600 branches nationwide – the largest network of its kind in the country. These are sold through two insurance entities: Aegon Santander Portugal Vida for pure life risk products, and Aegon Santander Portugal Não Vida, for general insurance products. Aegon has a 51% share in each entity.

Aegon Spain and Liberbank

Liberbank, S.A. has a presence nationwide, with special focus on retail markets in a number of Spanish regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank Vida y Pensiones currently distributes its products through nearly 700 Liberbank, S.A. branches.

On December 31, 2014, Cantabria Vida y Pensiones (Aegon’s partner until 2014) was taken over by Liberbank Vida y Pensiones.

Distribution

Aegon Spain offers life insurance, general insurance, health, pension products and mutual funds. It uses three main distribution channels: bancassurance, which comprises 58%; 40% through its own network of brokers and agents; and 2% through a direct channel. Aegon Spain’s sales network is focused on individual life, pensions, general, accident and health insurance in both urban and rural areas.

1	Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA), which is responsible for researching, compiling and publishing all statistics in the Spanish insurance industry.
2	Associação Portuguesa de Seguradores (APS), which promotes risk management in Portugal.

76	Business overview Results of operations – Spain & Portugal

Overview of business lines

Aegon Spain focuses primarily on retail customers. It offers individual life, pensions, general insurance, accident and health cover through different distribution channels, including its own channels (agents, brokers and direct), together with bancassurance products through its joint venture partnerships with Liberbank, S.A. and Banco Santander, the latter of which in both Spain and Portugal.

Life insurance & Pensions

Aegon Spain’s life insurance business comprises both individual and group protection and savings products, with individual products forming the larger part of the business.

Protection business includes primarily life, accident and disability cover, and products can be complemented with critical illness, income protection and other riders. Customers’ saving needs are serviced by Aegon Spain through its targeted offering of universal life, unit-linked and pension funds. Both savings and protection products are distributed through the channels mentioned above. In addition, Aegon Spain distributes mutual funds from third parties.

General insurance

Aegon Spain first offered general insurance products in 2013 through its joint venture with Banco Santander. The offering focuses mainly on household protection products, distributed through the banking network of partner Banco Santander.

Health

Health insurance is offered by Aegon in Spain through both its own network of brokers and agents, and direct channels. Medical expense coverage for doctor visits, diagnoses, hospitalization, dental and other health covers are offered through a broad network of medical partners across Spain.

The gross premium written contribution in 2015 for each of Aegon Spain’s business lines was 55% for life insurance, 20% for accident and health insurance, and 25% for general insurance.

Competition

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. The life market is dominated by Grupo VidaCaixa, with a 28% market share, and Zurich, with a 12% market share, followed by BBVA Seguros, with a 7% market share. Aegon Spain’s market share is less than 1%1.

For Aegon Spain’s health and general insurance products, the main competitors are both foreign and local companies.

Mapfre leads the non-life insurance market with a 15% market share, followed by Grupo Mutua Madrileña with a 13% market share, and Allianz with a 7% market share. The non-life market is more fragmented than the life market. Aegon Spain’s multi-risk business line is responsible for non-life and has a market share of less than 1%2.

With respect to the Portuguese market, the risk life bancassurance market is dominated by Ocidental Vida and Fidelidade, which distribute their products through Milleniumbcp and Caixa Geral de Depósitos respectively. These companies have a market share of 20% each3.

In the non-life bancassurance market, Ocidental Seguros is currently the market leader in terms of issued premiums, with a market share of 34%. It is followed by Fidelidade and CA Seguro (which sells through the Crédito Agricola branch network) both of which have a market share of 14%3.

Regulation and supervision

Insurance companies in Spain are required to report on a quarterly basis to the Direccion General de Seguros y Fondos de Pensiones (DGSFP), the regulatory authority for the Spanish insurance industry. Spanish regulations incorporate all requirements from the relevant EU directives.

The regulatory authority for the Portuguese insurance industry is the Autoridade de Supervisão de Seguros e Fundos de Pensões (ASF). Insurance companies are required to report to the ASF on a monthly basis and more extensively on a quarterly basis. Portuguese regulations also incorporate all requirements from the relevant EU directives.

Solvency I

The local Solvency I requirements in Spain and Portugal are based on percentages of the reserves for the life insurance business and the premiums and the sum at risk for the health and general insurance business. The local regulations for investments require the appropriate matching of investments and technical provisions, and also establish different levels of restrictions on the type of assets in which the insurance company may invest.

Solvency II

As of January 1, 2016, under the new Solvency II requirements, Aegon Spain has been using the Standard Formula to calculate the solvency position of its insurance activities. The calculation includes the use of the matching adjustment or volatility adjustment, depending on the underlying portfolio in addition to transitional measures. The combined Solvency II position of the activities of Aegon Spain on December 31, 2015, is estimated to be ~190%.

1	Source: Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA).
2	Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones (ICEA).
3	Associação Portuguesa de Seguradores (APS).

Annual Report on Form 20-F 2015

Asset liability management

Aegon Spain’s approach to asset liability management is to make projections of asset and liability cash flows, calculate their present values using a market yield curve, and calculate the main parameters affecting these cash flows, such as duration and convexity. The goal is to lock in the spread by matching the duration of assets to the duration of liabilities.

Reinsurance ceded

Aegon Spain has a ‘one Aegon’ reinsurance management policy. This means that both its joint ventures and own business are treated as a whole, with the same economic conditions and reinsurers panel, but with individual profit shares without losses carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. With this approach, Aegon Spain seeks to optimize the cost of reinsurance coverage, sharing the profits and not the losses, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Maximum retention levels vary by product and by the nature of the risk being reinsured, although the retention limit is in general between EUR 9,000 and EUR 60,000 per life insured. Aegon Spain remains contingently liable for the amount ceded should the reinsurance company fail to meet its obligations. Aegon Spain generally only uses reinsurance companies that have a Standard & Poor credit rating of ‘A’ or higher. Aegon’s Group Reinsurance Use Committee is involved in the pre-approval of reinsurers, and the selection of reinsurers where a reinsurer has a rating below ‘A’. In addition, to reduce its exposure to defaults, Aegon Spain has several reinsurers on its panel and regularly monitors the creditworthiness of each. Further protection is taken out through funds that are withheld for investment by the ceding company where appropriate.

78	Business overview Results of operations – France

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

Annual Report on Form 20-F 2015

Overview of Variable Annuities Europe

Variable Annuities Europe is a specialist provider of variable annuity (guarantee) products in the United Kingdom, Germany and France. It also offers offshore investment bonds in the United Kingdom.

Organizational structure

The legal entity of Variable Annuities Europe is Aegon Ireland PLC (Aegon Ireland). Its main office is located in Dublin, Ireland, with a branch office in Frankfurt, Germany. It operates two business lines: variable annuities (guarantees) and offshore investment bonds.

Overview of sales and distribution channels

In the UK, Aegon Ireland products are sold exclusively through Aegon UK’s retail advisor channel. In Germany, Aegon Ireland has its own branch office in Frankfurt and has a number of distributors and a customer service team. Business in France is conducted through a reinsurance contract with AG2R La Mondiale.

Variable annuities (guarantees)

Variable annuities are advised products distributed primarily through financial advisors and banks in three European markets: the UK, Germany and France.

In the UK, Aegon Ireland variable annuities (often referred to as unit-linked guarantees) are sold exclusively via Aegon UK’s retail advisor channel, and are distributed through the Aegon Retirement Choices (ARC) and One Retirement propositions, banks, and financial advisors. In July 2015, Aegon UK launched a new guaranteed pension product (Secure Retirement Income), of which the guaranteed lifetime income option is reinsured to Aegon Ireland.

In Germany, Aegon Ireland offers variable annuities and employs a direct sales and customer service team in its Frankfurt branch office. The key distribution channel is financial advisors.

In France, AG2R La Mondiale offers a variable annuity product, of which the guaranteed lifetime income option is reinsured to Aegon Ireland.

Offshore investment bonds

Aegon Ireland offshore investment bonds are offered exclusively in the UK, and are distributed through the ARC proposition, other third-party propositions, banks and financial advisors. Offshore investment bonds are traditionally marketed to high-net-worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options.

Overview of business lines

Variable annuities (guarantees)

Variable annuity products are essentially unit-linked life and pension insurance products with guarantees. They typically offer a range of investment fund options linked to equities and fixed-interest investments. Some options enable the policyholder to select assets in fixed proportions. Increasingly, however, investment fund options aim to control fund volatility around certain target levels. In each case, an appropriate guarantee charge is set according to fund risk or fixed equity content. The guarantees offered may take several different forms: a minimum level of future lifetime income (immediate or deferred), an income for a defined term, or a minimum return of capital at the end of a defined period. Optional or integrated minimum death benefits are also usually offered. Charges for the guarantees are applied to the policyholder’s account value, and vary according to the guarantee and the fund choice.

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

Offshore investment bonds

Offshore investment bond products are open-ended unit-linked life insurance products. They offer a wide variety of investment choices, making it possible to invest in a broad range of external assets, such as collective investment schemes, unit trusts, and open-ended investment companies (OEICs), together with internal unit-linked funds managed by Aegon Ireland, and cash deposits.

The premiums paid are invested in the underlying funds as selected by customers. Alternatively, customers may request the appointment of a specialist fund manager to select the underlying funds on an advisory or discretionary basis.

The assets related to this product are segregated for the benefit of policyholders in separate accounts of the insurance company.

80	Business overview Results of operations – Variable Annuities Europe

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

Competition

Variable annuities (guarantees)

There was no material change in the competitive environment for variable annuities in Europe in 2015 as challenging economic and financial conditions limited new product launches.

In the UK, Variable Annuities Europe has two direct competitors: Axa and MetLife. Following the introduction of pension reforms in the UK in April 2015, the market for retirement income products is expected to grow – especially for those products offering income guarantees. New retirement income products are expected to come to market in 2016. While this is a challenge for Variable Annuities Europe, it is also an opportunity to grow the market for retirement income products. Due to the new pension reforms, Aegon launched Secure Retirement Income, a variable annuity pension product offering guaranteed lifetime income.

In Germany, several competitors offer variable annuity type products, but they are generally not essential to their overall offering. The main competitors for variable annuity business are Canada Life and Swiss Life. Other providers include Allianz, Generali, Helvetia and Standard Life.

In France, AXA and Allianz are the only other providers offering variable annuities other than AG2R La Mondiale.

Offshore investment bonds

In recent years, the UK offshore investment bond market has been increasingly concentrated among the largest companies and is highly competitive.

Regulation and supervision

Aegon Ireland is registered as a life insurance company in Ireland under the European Communities (Life Assurance) Framework Regulations 1994 (the 1994 Regulations), which implement the Consolidated Life Directive in Ireland. Aegon Ireland is regulated by the Central Bank of Ireland. As an Irish-authorized life insurance company, Aegon Ireland may undertake life insurance business in any member state of the European Economic Area on either a freedom of services (FOS) or freedom of establishment (FOE) basis, subject to the notification requirements set out in the 1994 Regulations.

Aegon Ireland operates on an FOE basis in Germany (with a branch office in Frankfurt) and on an FOS basis in the UK, selling life insurance products in Class III (contracts linked to investment funds) and Class I (life insurance and contracts to pay annuities on human life), excluding contracts written in Class II (contracts of insurance to provide a sum on marriage or on the birth of a child). Aegon Ireland must comply with the general good provisions that apply to insurers selling such policies in each jurisdiction.

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

Solvency II

As of January 1, 2016, when Solvency II became effective, Aegon Ireland has been using the Standard Formula to calculate the solvency position of its insurance activities. The combined Solvency II position of the activities of Variable Annuities Europe on December 31, 2015, is estimated to be ~125%.

Asset liability management

Variable Annuities Europe’s main market exposures arise from the guarantees provided on Variable Annuity (guarantee) products. The primary exposure is to changes in equity and interest rates. Variable Annuities Europe employs a dynamic hedge programme to mitigate these financial market risks associated with the guarantees provided. On a daily basis, and if necessary on an intra-day basis, the hedge positions are reviewed and updated. Instruments used for the hedge program include equity futures, total return swaps, variance swaps and interest rate swaps.

Reinsurance ceded

While Aegon Ireland does not cede any reinsurance, it does accept reinsurance of certain guarantee lifetime income options on behalf of Aegon UK, including the new guaranteed pension product – Secure Retirement Income – and AG2R La Mondiale.

Annual Report on Form 20-F 2015

Overview of Aegon Asset Management

Aegon Asset Management is an active investment manager that uses its investment management expertise to help people achieve a lifetime of financial security.

Organizational structure

Aegon Asset Management is a provider of investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, Hungary, Spain, and Hong Kong. It operates under three main brands:

¿	Aegon Asset Management specializes in providing clients with a range of high-quality investment solutions across asset classes, including fixed income, equities, real estate, absolute return, liability-driven, and multi-asset and balance sheet solutions. Its focus lies on illiquid investment products. A long and successful history of partnership with Aegon’s insurance businesses has enabled Aegon Asset Management to establish experienced investment teams, a solid asset base and proven long-term records;
¿	Kames Capital is a UK-based asset management company that provides fixed income, equities, real estate and multi-asset solutions to both UK and international clients; and
¿	TKP Investments is a Netherlands-based fiduciary manager that is recognized for its manager selection and tailored advice on balance sheet solutions for the pension market.

In addition, Aegon Asset Management operates two key strategic partnerships:

¿	In China, Aegon Asset Management owns 49% of Aegon Industrial Fund Management Company, a Shanghai-based asset manager that offers mutual funds, segregated accounts and advisory services; and
¿	On June 4, 2015, Aegon Asset Management entered into a strategic partnership for the French market through the acquisition of a 25% stake in La Banque Postale Asset Management. This strategic partnership supports Aegon’s ambition to grow and diversify its customer base through associated distribution arrangements. La Banque Postale Asset Management offers a comprehensive range of investment strategies to French institutional clients, and to private investors through La Banque Postale group’s retail banking network.

Aegon Asset Management’s main operating entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V. (the Netherlands), TKP Investments B.V. (the Netherlands), Kames Capital plc (United Kingdom) and Aegon Hungary Fund Management Company Zrt. Depending on regulatory requirements and the local business environment, boards of local operating entities may include oversight through independent non-executive directors.

Strategic direction and global oversight of business performance is executed by the Board of Aegon Asset Management with both global and local roles and responsibilities. The Board (AAM) is supported by the Governance Risk & Compliance Committee (AAM) and its Human Resources Committee (AAM), along with the Global Product Committee and the Global Steering Committee, which focuses on strategy execution. Members of the Board (AAM) are appointed by Aegon N.V. The Risk Advisory Committee and Remuneration Committee support Aegon’s oversight of AAM.

Overview of business lines

Aegon Asset Management has three distinct client segments.

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

The majority of affiliate sales business consists of funds sold by Aegon insurers through which the policyholder’s return is determined by the investment return of the fund. These funds have various legal structures, and are usually managed against a benchmark or peer group target. The main asset classes include fixed income, equities, real estate, mortgage loans and alternatives. In the United States and the United Kingdom, a significant element of Affiliate Sales is conducted on an open architecture basis, where Aegon Asset Management competes with external fund managers.

For third-party business, Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The main asset classes are fixed income and equities, and the funds are usually managed against a benchmark or peer group target. The institutional businesses typically sell tailored services to large corporations or pension funds. Aegon Asset Management employs a full range of asset classes, and manages the funds against objectives, targets and risk profiles agreed with clients. Aegon Asset Management offers both absolute and relative return products.

82	Business overview Results of operations – Aegon Asset Management

Competition in main locations

Aegon Asset Management competes with other asset management companies to acquire business from open-architecture Aegon insurance units and third parties. Its competitors include global asset managers (both from financial conglomerates and stand-alone) and local specialists in the countries in which it operates. In general, competition varies according to the type of asset class and style of management.

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

In mainland China, Aegon Industrial Fund Management Company focuses on Chinese equity, fixed income, and money market strategies. It competes against a wide range of locally-based asset managers including China Universal Asset Management and Alibaba’s Yuebao fund.

In France, La Banque Postale Asset Management competes for private investors through La Banque Postale’s retail banking network, with a focus on new multi-asset strategies. In the institutional market, it will expand its current offering with additional strategies from Aegon Asset Management businesses to compete with the big local asset managers and specialized international players.

Regulation and supervision

Regulation of asset management companies in general differs to that of insurers. Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is regulated by De Nederlandse Bank (The Dutch Central Bank (DNB)) as a financial holding company according to the Dutch Financial Supervision Act. Local operating entities are regulated by their local regulators, most notably the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (AFM), conduct of business supervision) and DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for UK-based entities and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the US-based entity. From a regulatory perspective, the asset management activities of Aegon Asset Management in the United States do not fall under the responsibility of Aegon Asset Management Holding B.V as these entities are subsidiaries of Transamerica Corporation.

Solvency II requirements became effective for Aegon Group as of January 1, 2016. The EU-domiciled asset management activities are accounted for in the Group Solvency II calculation using the requirements set by the Capital Requirements Directives (CRD). Non EU-domiciled activities are accounted for using local capital requirements.

Annual Report on Form 20-F 2015

Risk management

General

As an insurance group, Aegon manages risk on behalf of its customers and other stakeholders. As a result, the Company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently in a way aligned with the Company’s strategy.

Definition and tolerances

For Aegon, risk management involves:

¿	Understanding which risks the Company is facing;
¿	Maintaining a company-wide framework through which the risk-return trade-off associated with these risks can be assessed;
¿	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and
¿	Monitoring risk exposures and actively maintaining oversight of the Company’s overall risk and solvency positions.

By setting certain predefined tolerances and adhering to policies that limit the overall risk to which the Company is exposed, Aegon is able to accept risk with the knowledge of potential returns and losses.

Objectives of risk management

Aegon’s risk strategy provides direction for the targeted Aegon risk profile while supporting Aegon’s business strategy. The targeted risk profile is determined by customer needs, Aegon’s competence to manage the risk, the preference of Aegon for the risk and whether there is sufficient capacity to take the risk. Key inputs for Aegon’s risk preferences include expected returns, alignment between Aegon, counterparty and customer interests, the existing risk exposures and other risk characteristics such as diversification, the severity of the risk in an extreme market event and the speed at which risk can materialize in Aegon’s capital position, liquidity position and IFRS net income.

In addition to the targeted risk profile, risk tolerances and limits are established to ensure that Aegon maintains, at all times, a solvency and liquidity position such that no plausible scenario would cause the Company to default on its obligations to policyholders. To accomplish this, Aegon has established a number of risk criteria and tolerances as part of its risk strategy:

¿	Financial strength: ensure Aegon meets long-term obligations to policyholders, thereby enabling Aegon to compete in key markets as a financially strong global insurer;
¿	Continuity: ensure that Aegon meets policyholder obligations, even under extreme event scenarios;
¿	Culture: encourage strong risk awareness by stressing the Company’s low tolerance for operational risk. This helps to improve operational excellence and ensures that the Company is fair in its treatment of customers and other stakeholders; and
¿	Risk balance: manage the concentration of risk and encourage risk diversification within Aegon.

Aegon’s risk governance framework

Aegon has a strong culture of risk management, based on clear, well-defined risk governance; the goals of which are to:

¿	Minimize ambiguity by clearly defining roles and responsibilities and risk reporting procedures for decision makers;
¿	Institute a proper system of checks and balances, and ensure that senior management is aware of material risk exposure at all times;
¿	Manage risk in line with the targeted risk profile, including the avoidance of an over-concentration of risk in particular areas;
¿	Facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs; and
¿	Reassure external stakeholders that Aegon has appropriate risk management structures and controls in place.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units. Aegon’s risk management governance structure has four basic layers:

¿	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);
¿	The Executive Board and the Management Board;
¿	The Enterprise Risk Management Committee and the Group Risk & Capital Committee (GRCC); and
¿	The Regional Risk & Capital Committees.

The SBRC is responsible for overseeing Aegon’s Enterprise Risk Management (ERM) framework, including risk governance and measures taken to ensure risk management is properly integrated into the Company’s broader strategy. The SBRC oversees the Company’s risk exposure as it relates to capital, earnings and compliance with Group Risk policies. It is the responsibility of the Executive Board and the Group’s Chief Risk Officer (CRO) to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity or operations of the Company. Details of members of the SBRC can be found on pages 98, 103 and 104 of this Annual Report.

84	Business overview Risk management

Aegon’s Executive Board has overall responsibility for risk management. The Executive Board adopts the risk strategy, risk governance, risk tolerance and material changes in risk methodology and risk policies. The Group’s CRO has a direct reporting line to the Supervisory Board and attends Executive Board meetings. The Group’s CRO discusses ERM and related matters, and is a member of the Management Board.

The Management Board oversees a broad range of strategic and operational issues. While the Executive Board remains Aegon’s statutory executive body, the Management Board provides vital support and expertise in safeguarding Aegon’s strategic goals. The Management Board discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies.

The Management Board is supported by two committees:

¿	The Enterprise Risk Management Committee (ERMC), which focuses on Aegon’s ERM framework development and maintenance, including risk strategy, risk governance, risk tolerance, risk methodology, risk policies and risk management standards of practice; and
¿	The Group Risk & Capital Committee (GRCC), which focuses on managing Aegon’s overall solvency and liquidity position, while ensuring that risk-taking is within the risk tolerance statements and consistent with the group risk policies.

The ERMC can seek advice on significant ERM framework development work from temporary working groups, which are comprised of subject-matter experts from across the Company’s businesses. These working groups are established by the ERMC, including their membership, scope of work and deliverables.

The GRCC informs the Management Board about any identified or near breaches of overall tolerance levels, in addition to any potential threats to the Company’s solvency, liquidity or operations.

Risk & Capital Committees (RCCs) have been established at each of Aegon’s reporting units. The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of Group Risk, but tailored to local circumstances. Group Risk is responsible for the development, maintenance and oversight of compliance with the ERM framework, including risk strategy, risk governance, risk tolerance, risk methodology and risk policies. Group Risk also maintains oversight of material risk, balance sheet and commercial decisions taken throughout the Company. Group Risk further identifies good risk management practices and facilitates implementation of these, in addition to ensuring that there is consistency in the application of these practices across the Company. Furthermore, Group Risk prepares risk management information, including information about current risk exposures and issues, and additional sensitivity and scenario analyses, both at its own initiative and at the request of management.

Aegon’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group’s CRO or one of the regional CROs that reports directly to the Group’s CRO.

During 2015, Aegon also commenced a reorganization of its compliance and operational risk functions in order to improve their focus and influence. This reorganization included splitting the function at Group into a first line Regulatory Compliance function and a second line Operational and Conduct Risk Management (OCRM) function, in addition to strengthening reporting lines from the relevant business unit heads to the new Global Heads of Regulatory Compliance and OCRM.

Within the context of the ERM framework, the following reporting units are distinguished: the Americas, the Netherlands, the UK, Central & Eastern Europe, Asia, Spain, Variable Annuities Europe, Aegon Asset Management, and the Holding.

Lines of defense

Aegon’s risk management structure is organized along three ‘lines of defense’ to ensure conscious risk-return decisions, and to limit the magnitude of potential losses within defined levels of certainty. The objective of this structure is to avoid surprises due to the materialization of unidentified risks, or from losses that exceed predefined risk tolerance levels and related limit structures.

The Company’s first line of defense, including the business and support functions, such as Regulatory Compliance, has direct responsibility for managing and taking risk in accordance with defined risk strategy, risk tolerance and risk policies. The second line of defense – the Risk Management department including the operational risk and conduct management function – facilitates and oversees the effectiveness and integrity of ERM across the Company. The third line of defense – the audit function –provides independent assurance and challenge regarding the effectiveness and integrity of ERM across the Company.

Scenario analysis

As part of the Company’s ERM Framework, Aegon undertakes regular sensitivity analyses to verify that the impact of different economic and business scenarios on earnings and the capital position are within the risk tolerances set. These analyses cover a variety of extreme event scenarios that have been constructed to test Aegon’s exposure to identified critical market events or conditions that would present an extraordinary business challenge. These scenarios include events such as economic depression and inflation.

Annual Report on Form 20-F 2015

Risk management in 2015:

Preparation for Solvency II

Under Solvency II, capital requirements can be calculated: (i) on the basis of an internal model, developed by the insurance company itself, which requires the approval of the supervisor; (ii) on the basis of a standard formula, in accordance with Solvency II rules and guidelines; or (iii) a combination of an internal model and the standard formula, a partial internal model. An important development in 2015 was that Aegon both applied for and received approval to use a partial internal model as of January 1, 2016, to measure and aggregate most material risks related to its EU exposures and calculate its Solvency Capital Required (SCR) under Solvency II. A standard formula is used for certain less material risks in the Netherlands and the UK, and all risks in other business units.

Aegon’s existing economic model for managing risk (its Economic Framework) and its ERM Framework formed a strong basis on which to develop its partial internal model. The various components of the internal model were extensively debated with the relevant supervisors, went through internal governance and were fully validated and vetted before approval was obtained. Furthermore, the ERM Framework, risk tolerances, risk policies and standards and practices have all been made Solvency II compliant. Given the magnitude of the Solvency II process, a specific program management structure supported the regular risk governance bodies.

The preparation for Solvency II concerned the quantitative, methodological, Pillar 1 component of Solvency II (technical provisions, valuation of assets and liabilities, solvency requirements, own fund requirements), the full embedment in risk management governance (Pillar 2) and in reporting (Pillar 3). It is important to not only meet technical implementation requirements, but to also use Solvency II in the taking of management decisions. While the full application of the Solvency II regulation in Aegon’s capital framework was not possible until after the legislation came into force, Aegon started applying Solvency II numbers as much as possible before the implementation date. Examples in 2015 include Risk and Capital reporting, the budget and Medium Term Plans, target setting of staff, product pricing and development, asset & liability management, and merger, acquisition and disinvestment decisions.

Risk overview 2015

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. The most significant risk Aegon faces is that of changes in financial markets, particularly movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. A description of risks relating to Aegon’s businesses and risks relating to Aegon’s common shares can be found on pages 320-339 of this Annual Report.

Credit risk

In 2015, credit spreads increased moderately, and Aegon slightly reduced its exposure to credit risk. In the UK, callable bonds were sold and the proceeds and new business were invested largely in high-rated sovereign-linked paper. In the Netherlands, corporate bonds were sold and reinvested in highly-rated structured assets. In the general account investment portfolio, Aegon retained minimum exposure to peripheral European countries.

Equity market risk and other investment risks

Equity markets were volatile in 2015, with a sharp correction in the third quarter followed by a partial recovery in the fourth. During the year, Aegon continued to progress its program of hedging equity risk at its UK pension business, variable annuities, and US and Dutch operations in order to protect the Company against a possible deterioration in equity markets. The US business has a macro hedge in place to protect the business capital position of variable annuities from fluctuations in equity markets. As a result of a mismatch between US statutory and IFRS accounting, this hedge showed a negative impact on income before tax of EUR 372 million in 2015 (2014: EUR 251 million). The Dutch operations further extended hedging of equity volatility risk in the existing equity hedge program.

Interest rate risk

In 2015, 30-year swap rates in the US and UK decreased by 8 bps and 13 bps to 2.72% and 2.17% respectively, compared with an increase in the 30-year swap rate in the eurozone by 15 bps to 1.67%. In the US, additional interest rate hedges were put in place in the first half of 2015 by implementing forward-starting swaps. The existing interest rate programs also remained in place in 2015 for hedging guarantees for Aegon’s operations in the Netherlands, its long-term care business in the US, and for its variable annuities businesses in the US, Ireland and Asia.

Currency exchange rate risk

As an international company, Aegon is exposed to movements in currency exchange rates. Aegon does not, however, consider this exposure to be material from an asset liability management perspective. The Company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

86	Business overview Risk management

Liquidity risk

Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place. In 2015, Aegon retained significant holdings of cash and highly liquid assets as a precaution against potential adverse market developments. Stress tests show that available liquidity would more than match the Company’s liquidity requirements even if market conditions were to significantly deteriorate.

Underwriting risk

Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical liabilities are reviewed on a regular basis. In 2015, Aegon made several significant changes to assumptions and updates to models. Please refer to note 3 Critical accounting estimates and judgment in applying accounting policies for further information.

Operational risk

Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, acts from personnel, and natural or man-made disasters. Aegon’s systems and processes are designed to support complex products and transactions and to avoid such issues as system failures, business disruption, financial crime and breaches of information security. Aegon works on analyses on a continuous basis, studying such operational risks, and regularly develops contingency plans to deal with them.

Annual Report on Form 20-F 2015

Capital and liquidity management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses on various capital metrics, and to maintain adequate liquidity to ensure that the Company is able to meet its obligations.

Risk tolerance is an important element of Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, the steering of the risk balance and the desired risk culture. The core aim is to establish the organization’s tolerance for risk to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles that determine its approach to capital and liquidity management:

¿	To promote strong capital adequacy in Aegon’s businesses and operating units;
¿	To manage and allocate capital efficiently in support of the strategy and in line with its risk tolerance;
¿	To maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital;
¿	To ensure sufficient liquidity by enforcing stringent liquidity risk policies for both business units and the holding; and
¿	To maintain continued access to international capital markets on competitive terms.

Aegon believes these guiding principles together strengthen the Company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the Company and its stakeholders.

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. As such, the department is responsible for managing the capitalization of the Aegon Group and the holding company in line with Aegon’s Capital Management Policy. The capitalization levels are discussed and approved by Aegon’s Management Board.

Capital management

Strategic importance

Aegon’s approach to capital management plays an important role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to products that offer higher growth and return prospects, and the shift from spread business to fee business. Disciplined risk and capital management support Aegon’s aim to pay a sustainable dividend to its shareholders.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the

United States, the sale of Aegon’s Canadian life insurance business, the strategic growth in fee-based earnings, and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands, and hedging the capital position in the Americas against adverse equity and interest rate movements. In addition, Aegon is actively involved in hedging longevity risk. Furthermore, Aegon continuously monitors the risk-return profile of new business written and withdraws products that do not meet the required hurdle rates.

Capital requirements and leverage

Aegon’s goal for all business units is to maintain a strong financial position in order to be able to withstand losses from adverse business and market conditions. The Company’s overall capital management strategy is based on managing capital adequacy, capital quality and the use of leverage.

Capital adequacy and quality

Capital adequacy and quality are managed within the organization at a Company, country and business unit, and legal entity level. As a matter of policy, Aegon maintains the capitalization of its business units based on the most stringent of the following constraints:

¿	Local regulatory requirements;
¿	Rating agency requirements for very strong capitalization for rated entities; and
¿	Any additional, self-imposed internal requirements.

Aegon’s Insurance Groups Directive ratio was 220% on December 31, 2015 compared with 208% at the end of 2014. The increase reflects earnings generated during the year as well as the impact of divestments.

Solvency II

The introduction of Solvency II has meant a change in the regulatory capital requirements in EU-domiciled legal entities and therefore impacted the capitalization levels used to assess capital adequacy of Aegon’s EU-domiciled business units. As Solvency II became effective on January 1, 2016, Aegon prepared for the implementation throughout 2015. Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio:

¿	Accounting Consolidation-based method; and
¿	Deduction and Aggregation method.

Aegon applies the Accounting Consolidation-based method as the default method. However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to bring these into the Group Solvency position. The local regulatory requirements of the US life insurance companies are calculated using 250% of the Company Action Level (CAL).

88	Business overview Capital and liquidity management

The Group Solvency II position on December 31, 2015, which excludes Aegon Bank N.V., is estimated to be ~160%. There are however still uncertainties around the interpretation of the Solvency II requirements, notably the uncertainty on the loss absorbency of taxes.

G-SII designation

On November 3, 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually. As a result of the G-SII designation, Aegon will be subject to an additional layer of direct supervision at group level. G-SIIs will be required (as of January 2019) to hold an additional capital buffer (Higher Loss Absorbing Capacity or HLA) in addition to the capital buffer (Basic Capital Requirements or BCR) internationally active insurance groups will be required to hold pursuant to IAIS guidelines. Furthermore, within 12 months of a G-SII designation, G-SIIs will be required to develop a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan. Relevant supervisory authorities will be required to: establish a crisis management group (within 6 months after G-SII designation); develop a resolution plan based on a resolution strategy and enter into a cross-border cooperation agreement (within 18 months); and conduct a resolvability assessment (within 24 months). The precise consequences of the G-SII designation are not yet fully clear, as relevant parts of the IAIS guidelines still need to be determined (and where appropriate, subsequently included in formal regulation).

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

¿	Gross financial leverage ratio;
¿	Fixed charge coverage; and
¿	Various rating agency leverage metrics.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, and subordinated and senior debt. Aegon’s total capitalization consists of the following components:

¿	Shareholders’ equity, excluding revaluation reserves and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
¿	Non-controlling interests and share options not yet exercised; and
¿	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is the ratio of underlying earnings before tax and prior to the payment of interest expenses on financial leverage to interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

On December 31, 2015, Aegon’s total capitalization was EUR 26.1 billion (EUR 24.8 billion on December 31, 2014), its gross financial leverage ratio was 27.0% (28.7% on December 31, 2014) and its fixed charge coverage was 6.7x (6.5x on December 31, 2014). Aegon targets a gross financial leverage ratio of 26-30% and a fixed charge coverage of 6-8x.

Ratings

Aegon’s objective is to be capitalized to maintain a very strong financial strength rating in its operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating subsidiaries, and a strong credit rating for Aegon N.V.

Agency December 31, 2015	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK
Standard & Poor’s	A-	AA-	AA-	A+

Moody’s Investors Service	A3	A1	-	-

Fitch Ratings	A	AA-	-	AA-

Funding and back-up facilities

Most of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. On December 31, 2015, Aegon had EUR 125 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility maturing in 2019, and

Annual Report on Form 20-F 2015

additional LOC facilities of USD 2.6 billion, which mature in 2020. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity, and committed and uncommitted LOC facilities.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Aegon enters into reinsurance agreements for risk and capital management purposes with several affiliated captive insurance companies (captives). All captives are fully consolidated for IFRS reporting and for Solvency II based on local valuations under equivalence.

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

All external financing provided to captives to support statutory reserves is disclosed in note 39 (Borrowings) to the consolidated financial statements to the extent to which it has been funded. LOCs issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 48 Commitments and contingencies. These LOCs have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.

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

At the holding company Aegon N.V., liquidity is sourced from internal dividends from business units and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from subsidiaries, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders and the balance of acquisitions and divestitures. The ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

In order to ensure the holding company’s ability to fulfil its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund a minimum of 1.5 years of holding company operating and funding expenses, without having to rely on the receipt of funds from its subsidiaries and without the need to access capital and money markets.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, which during 2015 included 100% of the Authorized Control Level (ACL) for US insurance entities, 100% Solvency I required capital for Dutch insurance companies, and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

90	Business overview Capital and liquidity management

The minimum regulatory capital requirements for Aegon’s main subsidiaries and the actual capitalization levels on December 31, 2015, are included in the following table:

Capital requirements	Legal/regulatory minimum capital requirement	Actual capitalization	Excess over legal/ regulatory minimum
100% Authorized Control Level (NAIC
United States1)	RBC ACL)	~920% of combined ACL	~EUR 6.7 bln

The Netherlands2)	100% Solvency I	~240% Solvency I	~EUR 2.7 bln

United Kingdom3)	100% Solvency I (Pillar 1)	~165% Solvency I (Pillar 1)	~EUR 1.1 bln

[1]	Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.
[2]	Excluding the banking activities.
[3]	Including the With Profits fund at unaudited June 30, 2015 values.

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity with regards to the exact level of capital required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice, and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table above.

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

Aegon’s liquidity position

On December 31, 2015, Aegon held a balance of EUR 1.4 billion in excess capital at group level, compared with EUR 1.2 billion on December 31, 2014, an increase that reflects the net impact of dividends from subsidiaries, capital injections in subsidiaries, divestments, acquisitions, deleveraging initiatives, holding expenses and capital returns to shareholders.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

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

Annual Report on Form 20-F 2015

Regulation and Supervision

Individual Aegon companies are each subject to prudential supervision in their respective home countries. Insurance and banking companies, together with a number of the investment undertakings in the Group, are required to maintain a minimum solvency margin based on local requirements. In addition, some parts of the Group are subject to prudential requirements on a consolidated basis, including capital and reporting requirements. Such additional requirements lead, in certain circumstances, to duplicative requirements, such as the simultaneous application of consolidated banking requirements and Solvency II group solvency requirements. Eligible capital to cover solvency requirements includes shareholders’ equity, perpetual capital securities, and dated subordinated debt.

Insurance Groups Directive

Until December 31, 2015, EU supervisors, such as De Nederlandsche Bank (The Dutch Central Bank, DNB), were required to carry out ‘supplementary supervision’ on European insurance and reinsurance companies in an insurance group, based on the EU’s Insurance Groups Directive (EU Directive 98/79/EC, the Insurance Groups Directive). The supplementary supervision of insurance companies in an insurance group enables EU supervisors to make a detailed assessment of the financial position of the EU insurance and reinsurance companies that are part of that group. The provisions of the Insurance Groups Directive require EU supervisors, including DNB, to take the relevant financial affiliations between the insurance companies, and other entities in the Group into account. Aegon was therefore required to submit reports to its EU supervisors twice a year setting out supplemental capital adequacy calculations of the insurance companies, risk concentrations and significant transactions and positions between insurance and non-insurance companies in the Group. The requirements of the Insurance Groups Directive are included in the Solvency II framework, which entered into force in EU member states on January 1, 2016. The Insurance Groups Directive was repealed, effective as of the same date.

Solvency II

Introduction

The Solvency II framework imposes prudential requirements at group level as well as on the individual EU insurance and reinsurance companies in Aegon. Insurance supervision is exercised by local supervisors on the individual insurance and reinsurance companies in the Aegon group, and by the group supervisor at group level. DNB is Aegon’s Solvency II group supervisor. Solvency II introduces economic, risk-based capital requirements for insurance and reinsurance companies in all EU member states, as well as for groups with insurance and/or reinsurance activities in the EU. These capital requirements should, compared with the current Solvency I and IGD framework, better reflect the actual risk profile of insurance and reinsurance companies and insurance groups. The Solvency II approach to prudential supervision can be described as a ‘total balance sheet-approach,’ and takes material risks to which insurance companies are exposed into account in addition to the correlation between these risks.

The Solvency II framework is structured along three pillars. Pillar 1 comprises quantitative requirements (including technical provisions, valuation of assets and liabilities, solvency requirements and own fund requirements). Pillar 2 requirements include governance and risk management requirements, and requirements for effective supervision (the supervisory review process). Pillar 3 consists of disclosure and supervisory reporting requirements. These three pillars should not only be considered in isolation, but interact with one another. More complex risks, for instance, require a stronger risk management and governance structure, and a more complex governance structure could lead to higher capital requirements.

In addition to these requirements, which apply to individual EU insurers and reinsurers, the Solvency II framework is complemented by requirements that apply at group level (group supervision). This means that a number of requirements from the Solvency II framework that apply to the individual EU insurance and reinsurance undertakings apply, with the necessary modifications at group level. The core focus of EU insurance supervision continues to be on the supervision of individual EU insurance and reinsurance undertakings. In addition, group supervision remains supplementary to the supervision of individual insurance and reinsurance undertakings, and group supervision encompasses more extensive requirements than supplementary supervision under the EU Insurance Groups Directive.

Pillar 1

Solvency II requires EU insurance and reinsurance companies to determine technical provisions at a value that corresponds with the present exit value of their insurance and reinsurance obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions should be based on market consistent information to the extent to which that information is available. The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated is an important element in order to determine the technical provisions. This and other parameters to determine the technical provisions may have an important effect on the amount and volatility of the own funds that insurance and reinsurance undertakings are required to maintain. The Solvency II framework contains several measures (in particular the volatility and matching adjustment) that should reduce volatility of the technical provisions and own funds, in particular for insurance and reinsurance products with long-term guarantees.

92	Business overview Regulation and Supervision

Insurers and reinsurers are required to hold eligible own funds in addition to the assets held to cover the technical provisions in order to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (insurance or reinsurance company’s balance sheet ability to withstand a 1-in-200-year event). The buffer that insurance and reinsurance companies are required to hold is the Solvency Capital Requirement (SCR). Insurance and reinsurance companies are allowed to: (a) use a standard formula to calculate their SCR (the rules for which are set out in detail in the Solvency II rules and guidelines); (b) use an internal model (for which the approval of the supervisory authorities is required); or (c) use a partial internal model (a combination of the standard formula and an internal model). An internal model is developed by the insurance or reinsurance company in question, and should better reflect the actual risk profile of the insurance or reinsurance company than the standard formula. Aegon (as a group) uses a partial internal model.

In addition to the SCR, insurance and reinsurance companies should also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the level of eligible own funds held by the insurance or reinsurance company is not allowed to drop.

Insurance and reinsurance companies are required to hold eligible own funds against the SCR and MCR. The capital is divided into three tiers in accordance with the quality of the own funds. The lower tiers of own funds (tier 2 and tier 3) may only represent a certain part of the eligible own funds. Furthermore, the SCR may be covered up to limited amounts with off-balance sheet own funds (‘ancillary own funds’ such as letters of credits or guarantees). The MCR should be covered entirely by on-balance sheet items (‘basic own funds’).

Pillar 2

Under Pillar 2, insurance and reinsurance companies are required to set up and maintain an adequate and effective system of governance, which includes an appropriate internal organization (such as policies and procedures), a risk governance system and an effective assessment of the risk and solvency position of the company (including a prospective assessment of risks), through the Own Risk and Solvency Assessment (ORSA) process. In general, Solvency II requires insurance and reinsurance companies to maintain an effective system of governance that is proportionate to the nature, scale and complexity of the insurance or reinsurance company. A number of risks that insurance or reinsurance companies face can only be addressed through proper governance structures, rather than quantitative requirements. The management body of the insurance or reinsurance company is ultimately responsible for the maintenance of an effective governance system.

Insurance and reinsurance companies are required to have an adequate and transparent organizational structure, with a clear allocation and appropriate segregation of responsibilities. The system of governance should be subject to regular internal review. Solvency II requires insurance and reinsurance companies to have written policies in a number of areas (such as risk management, internal control, internal audit and outsourcing (where appropriate)). A number of key functions are required to be part of the system of governance (compliance, risk management, the actuarial function and internal audit). The persons responsible for these functions are required to be fit and proper.

The Pillar 2 requirements include specific requirements relating to the risk management system. This should cover at least the following areas: underwriting and reserving, asset-liability matching, investments (in particular derivatives and similar commitments), liquidity and concentration risk management, operational risk management, reinsurance and other risk mitigating techniques. Risk management relating to Solvency II is discussed in further detail in the section risk management on page 83. As part of the risk management system, insurance and reinsurance undertakings are required to undertake an ORSA, which includes the overall solvency needs of the undertaking, taking into account the risk profile, risk tolerance limits and business strategy, the ongoing compliance with Solvency II capital requirements and rules regarding technical provisions, and the extent to which the risk profile of the undertaking deviates from the assumptions underlying the calculation of the SCR. Solvency II Pillar 2 requirements also include detailed requirements with respect to outsourcing, including intra group outsourcing.

The Supervisory Review Process (SRP), which is part of Pillar 2, allows supervisory authorities to supervise the ongoing compliance of insurance and reinsurance undertakings with Solvency II requirements. Possible enforcement measures include the imposition of capital add-ons (for instance in the event that the risk profile of the undertaking deviates from the SCR calculation or if there are weaknesses in the system of governance), the requirement to submit and execute a recovery plan (in the event of a (threatening) breach of the SCR or MCR), and ultimately the revocation of an insurance or reinsurance license (to the extent the measures relate to an EU licensed insurance or reinsurance undertaking and not to the group as a whole, which does not have a license).

Pillar 3

Solvency II introduces new and more detailed reporting and disclosure requirements than formerly prescribed under the Solvency I framework. These requirements include non-public supervisory reporting on a quarterly and annual basis through regular supervisory reports (RSR), complemented by detailed quantitative reporting templates (QRTs) containing detailed financial data. In addition, it will be a requirement to publish a Solvency and Financial Condition Report (SFCR) on an annual basis.

Annual Report on Form 20-F 2015

Group supervision

Solvency II not only imposes regulatory requirements on individual EU insurance and reinsurance undertakings; many of the requirements that apply to the individual insurance and reinsurance undertakings apply, with the necessary modifications,at group level. These requirements include group solvency requirements, group reporting and disclosure requirements, and requirements regarding the system of governance, risk management and internal control framework at group level. The group requirements do not include an MCR. Solvency II does however require groups to maintain eligible own funds, at least equal to a floor, as further defined in the Solvency II rules (the absolute floor of the group solvency), which can be considered to be an MCR at group level. Although entities that are not subject to solo supervision under Solvency II (such as entities in other financial sectors, non-financial entities, and regulated and non-regulated entities in third countries) are not directly subject to Solvency II requirements, these entities may be affected indirectly by the Solvency II group requirements. Entities in other financial sectors are, in most cases, taken into account in the group solvency calculation, applying the capital requirements of that specific financial sector (such as Basel III requirements for banks and certain investment firms) and using the deduction and aggregation method for inclusion of these entities in the group calculation (as opposed to the accounting consolidation method, which is the default method under Solvency II). However, subject to certain conditions, entities in other financial sectors may be included in accordance with the accounting consolidation method. In particular, this may be the case where the group supervisor (DNB) is satisfied as to the level of integrated management and internal control regarding these entities. Furthermore, DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. Accordingly, Aegon will deduct its participation in Aegon Bank N.V. from Aegon’s group solvency.

As referred to in the capital and liquidity management section, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio, the Accounting Consolidation method and the Deduction and Aggregation method. Aegon applies the Accounting Consolidation method as the default method. However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United

States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to bring these into the Group Solvency position. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements. Aegon uses 250% of the local RBC Company Action Level (CAL) as the SCR equivalent. The RBC and CAL are both described in more detail in note 46. The classification or ‘tiering’ of Aegon’s capital is based on distinct tier limits for the part of the group covered by Accounting Consolidation Method (where tier limits are based on the SCR of the consolidated part of the group, i.e. the consolidated group SCR) and for the part of the group covered by the Deduction and Aggregation Method. If a prudential regime of an equivalent or provisionally equivalent third country (such the regulatory regimes in the United States) does not categorize own funds into tiers or defines tiers which are significantly different from those established under the Solvency II Directive, then, in line with EIOPA’s opinion of January 27, 2016 (EIOPA-BoS-16-008), the own funds brought in by the Deduction and Aggregation Method are allocated to tiers according to the principles laid down in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking. Entities belonging to other financial sectors are usually included in the Group Solvency Calculation using prudential requirements applicable to that specific sector and using the Deduction and Aggregation Method.

Solvency II group supervision is exercised by a combination of the supervisory authorities of the local insurance and reinsurance entities and the group supervisor, which in Aegon’s case is DNB. An important role in the cooperation between the supervisory authorities in the context of group supervision is played by the college of supervisors, in which the local and group supervisors are represented. This college is chaired by the group supervisor.

Financial conglomerate supervision

Since the beginning of October 2009, Aegon has been subject to supplemental group supervision by DNB in accordance with the requirements of the EU’s Financial Conglomerate Directive. Supplemental group supervision pursuant to the Financial Conglomerate Directive includes supplementary capital adequacy requirements for financial conglomerates and supplementary supervision on risk concentrations and intra-group transactions in the financial conglomerate.

94	Business overview Regulation and Supervision

G-SII designation

On November 3, 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually. As a result of the G-SII designation, Aegon will be subject to an additional layer of direct supervision at group level. G-SIIs will be required (as of January 2019) to hold an additional capital buffer (Higher Loss Absorbing Capacity or HLA) in addition to the capital buffer (Basic Capital Requirements or BCR) internationally active insurance groups will be required to hold pursuant to IAIS guidelines. Furthermore, within 12 months of a G-SII designation, G-SIIs will be required to develop a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan. Relevant supervisory authorities will be required to: establish a crisis management group (within 6 months after G-SII designation); develop a resolution plan based on a resolution strategy and enter into a cross-border cooperation agreement (within 18 months); and conduct a resolvability assessment (within 24 months). The precise consequences of the G-SII designation are not yet fully clear, as relevant parts of the IAIS guidelines still need to be determined (and where appropriate, subsequently included in formal regulation).

Annual Report on Form 20-F 2015

Report of the Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board on management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders. The Supervisory Board is a separate corporate body, independent of the Executive Board. The Supervisory Board consists of nine members. For further details on its individual members, please see pages 103 and 104.

The Supervisory Board is charged with the supervision of the Executive Board, of the general course of affairs of the Company, and of its businesses.

The duties of the Supervisory Board with regard to the activities of members of the Executive Board are published in the Supervisory Board Charter, which is published on Aegon’s corporate website, aegon.com. The Supervisory Board makes recommendations to the General Meeting of Shareholders concerning all appointments and reappointments to, and dismissals from, both the Executive Board and the Supervisory Board.

In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy adopted at the Company’s General Meeting of Shareholders. Overall accountability for Aegon’s remuneration governance also resides with the Supervisory Board, which is advised by its Remuneration Committee. This includes the responsibility for designing, approving and maintaining the Aegon Group Global Remuneration Framework, including the remuneration policies for the Executive Board, Identified Staff, and for staff in Control Functions.

Corporate governance

Details of Aegon’s corporate governance structure and a summary of the Company’s compliance with the Dutch Corporate Governance Code and other relevant Codes and Regulations can be found on pages 113 and 116 of this Annual Report and in the Corporate Governance Statement published on Aegon’s corporate website, aegon.com.

Composition of the Supervisory Board and

Executive Board

Supervisory Board

The composition of the Board is discussed regularly in Board meetings and in particular by the Nominating and Governance Committee. An overview of the composition of the Supervisory Board in 2015 can be found on pages 103 and 104.

Mr. Leo van Wijk resigned as a member of the Board on May 20, 2015, at the end of his third and final term. The Board greatly benefitted from his knowledge and experience, and is grateful for his many contributions. On May 20, 2015, shareholders approved the appointment of Mr. Ben Noteboom to the Board for a term of four years.

All members of the Supervisory Board are considered independent under the terms of the Dutch Corporate Governance Code.

Executive Board

The Executive Board consists of two members, Alex Wynaendts, Chief Executive Officer (CEO), and Darryl Button, Chief Financial Officer (CFO). In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for additional four-year terms. Mr. Wynaendts’ second term as CEO ended in 2015. Following the recommendation from the Nominating and Governance Committee, and in view of his broad international and financial services experience, his leadership and vision and his performance as CEO, the Supervisory Board proposed to the shareholders to reappoint Mr. Wynaendts at the Annual General Meeting of Shareholders of May 20, 2015, as a member of the Executive Board for another four-year term as of May 20, 2015. The Board has full confidence that with Mr. Wynaendts as CEO, Aegon is well-positioned to deliver on its purpose ‘to help people achieve a lifetime of financial security’. Shareholders reappointed Mr. Wynaendts as CEO to the Executive Board in the General Meeting of Shareholders of May 20, 2015. The appointment schedule and other information about members of the Executive Board are available on Aegon’s corporate website, aegon.com.

Board meetings

Attendance

In 2015, the Supervisory Board had seven regular (face-to-face) meetings: four related to the quarterly results, one on the annual report, one on strategy and one on the budget and Medium Term Plan. In addition, there were seven conference calls, the majority of which were updates in between the face-to-face meetings. Meetings of the Committees of the Supervisory Board committees were usually held the day before the meetings of the full Supervisory Board. All but one of the regular board meetings were attended by all board members, and all committee meetings were attended by all committee members. An overview of the attendance by Supervisory Board members per meeting is provided in the following table.

96	Governance Report of the Supervisory Board

Name	Regular SB meeting	SB conference call	Audit Committee	Risk Committee	Remuneration Committee	Nomination & Governance Committee	Combined Audit & Risk Committee
Rob Routs	7/7	7/7	-	-	6/6	6/6	1/1
Irv Bailey	7/7	7/7	6/6	-	6/6	-	1/1
Bob Dineen	7/7	7/7	6/6	4/4	-	-	1/1
Shemaya Levy	7/7	7/7	-	4/4	-	6/6	1/1
Ben Noteboom 1)	4/4	4/4	3/3	-	3/3	-	1/1
Ben van der Veer	7/7	7/7	6/6	-	-	6/6	1/1
Dick Verbeek	7/7	7/7	6/6	4/4	-	3/3	1/1
Leo van Wijk 1)	3/3	2/3	-	-	3/3	3/3	-
Corien Wortmann	7/7	7/7	-	4/4	6/6	-	1/1
Dona Young	7/7	7/7	6/6	4/4	-	-	1/1

1	Where a Supervisory Board member retired from the Supervisory Board, stepped down from a Committee or was appointed throughout the year, only meetings during his / her tenure are taken into account.

Members of the Executive Board and Management Board were present at most of the Supervisory Board meetings held in 2015. At the request of the Supervisory Board, other Aegon executives also attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditor PwC attended the March Supervisory Board meeting on Aegon’s annual report. PwC also attended all 2015 Audit Committee meetings. Regular Board meetings were preceded or followed by executive sessions – meetings of the Supervisory Board without the presence of Executive Board or Management Board members.

Activities

The key topics discussed during the 2015 Supervisory Board meetings were the quarterly results, Aegon’s strategy, acquisitions, divestments and preparations for the introduction of the Solvency II capital regime in 2016.

Quarterly results were discussed on the basis of feedback from the Audit Committee. The full-year results reported in the Annual Report were discussed in the March meeting in the presence of the external auditor PwC.

The Supervisory Board was closely involved in defining the strategic direction for the Company. Plans and projects were discussed during executive sessions and in regular meetings. Agreement was reached on the strategic framework during the June meeting. This included the measures to achieve Aegon’s financial targets, in particular a return on equity of 10%. The strategic focus for all Business Units was discussed, in particular the strategies for the Americas, the Netherlands, UK, Central & Eastern Europe, Asia, and Asset Management. Digitization of the business is a key priority company-wide, changing it from a primarily product-oriented to a fully client-oriented company.

Acquisitions and divestments were discussed in the context of the strategy. The Supervisory Board supported the active management of the business portfolio with add-on acquisitions, the sale of underperforming businesses and disposals of entities that are no longer consistent with the strategy. While acquisitions and divestments of EUR 50 million or more require Supervisory

Board approval, smaller add-ons and divestments were also discussed.

Updates on the Company’s readiness for the introduction of Solvency II were discussed during Board meetings. All current Supervisory Board members followed an extensive Solvency II education program. The annual strategy meeting in June was partly dedicated to a full update on all Solvency II preparations, with discussions on the expected Solvency II ratios for both the Group as a whole and for individual business units, in addition to operational readiness.

At the Supervisory Board meeting in December, the budget for 2016 was approved and the Medium Term Plans were discussed.

In 2015, Supervisory Board discussions included the following topics:

¿	Strategy, including Aegon’s sustainability program and business reviews;
¿	Acquisitions, divestments and the restructuring of businesses;
¿	Executive Board and senior management succession planning;
¿	Senior appointments;
¿	Executive remuneration;
¿	Governance and composition of the Supervisory Board;
¿	Technological developments and the application of these to enhance customer centricity;
¿	Human resources, including talent development and results of the global employee survey;
¿	Annual and quarterly results, dividend and the Group Medium Term Plan, including the 2016 budget and capital plan;
¿	Capital position (including hedging programs to protect the capital position) and Solvency II;
¿	Enterprise risk management;
¿	Investor relations;
¿	Legal, regulatory and compliance issues, and Aegon’s engagement with regulators;
¿	Accounting changes, including voluntary accounting policy changes adopted as of January 1, 2016;
¿	Actuarial changes; and
¿	IT and IT security.

Annual Report on Form 20-F 2015

Highlights

One of the key focus areas of the Supervisory Board in 2015 was Solvency II, the European regulatory framework for insurers and insurance groups. Solvency II entered into force on January 1, 2016, and includes risk-based capital requirements, an Own Risk and Solvency Assessment (ORSA), group supervision, supervisory review processes, and reporting and disclosure requirements. Management presented regular updates on Solvency II and the Company’s readiness to comply with it. In addition, the Board followed an extensive Solvency II education program. During the strategy offsite meeting in June 2015, in Budapest, Hungary, the Supervisory Board and the Management Board had extensive discussions about Group and business unit strategies, digital transformation and Solvency II. The Board reviewed the progress of the execution of Aegon’s strategic objectives, and the challenges the Company faces. After the December 2014 Board review of Aegon’s Sustainability Program, the Board discussed the progress of this program again in May 2015. Further details of Aegon’s sustainability vision and progress are available in Aegon’s 2015 Review.

In recognition of the importance of succession planning and talent management, the Board received updates from Aegon’s Global Head of Human Resources on progress made towards achieving the objectives of the talent agenda: attracting new staff with a wide range of different skills and experience; identifying sufficient qualified succession candidates; and strengthening the talent pipeline for future succession. The Board also received and discussed the results of the annual Global Employee Survey.

During the year, the Board discussed various M&A transactions and divestitures: the strategic asset management partnership with La Banque Postale in France was completed in June; and Transamerica expanded its distribution partnership with Edward Jones and acquired Mercer’s U.S. defined contribution record keeping business. The divestitures of Aegon’s 35% equity stake in La Mondiale Participations in France, Clark Consulting in the US, and Aegon’s Canadian life insurance business were also completed in 2015. In December of 2015, the Supervisory Board visited Denver, US, for an in-depth review of the Americas’ strategy.

A long-lasting dispute ended after the appeal period of the court approval expired and the restrictions on the capital of the harbor workers’ former pension fund Optas Pensioenen N.V. were removed.

Results and budget

In February 2015, the Supervisory Board convened to discuss the results of the fourth quarter of 2014. In March 2015, the Supervisory Board reviewed and adopted Aegon’s 2014 Annual Report, the Consolidated Financial Statements of Aegon N.V. and the Financial Statements of Aegon N.V.. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2015 results respectively.

In December 2015, the Supervisory Board and Management Board reviewed the Group Medium Term Plan, including the budget for 2016. The Boards took notice of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: increased regulatory requirements, low interest rates, market volatility, digital developments and the changing distribution landscape. The Board discussed Aegon’s cash flow and capital projections, together with the continued focus on cost efficiency. The Plan provides for a continuation of investments in digital capabilities to increase customer connectivity. The Board supported the Plan and approved the budget for 2016. The Board also approved the 2016 capital plan and authorized the Executive Board to execute the capital plan in 2016. Discussions about the strategy process will be continued on a regular basis by both the Management Board and Supervisory Board.

Legal and compliance

In 2015, the Supervisory Board and the Audit Committee discussed a number of compliance, regulatory and legal topics relating to Europe, the United States, Asia, and Asset Management with management, the General Counsel and the Global Head Regulatory Compliance. In particular, the Board discussed the possible consequences of being designated as a Global Systematically Important Insurer (G-SII), restructuring of the Compliance and Operational Risk Management (ORM) operating models, and the relationship with local regulators.

After discussions in the Nominating and Governance Committee, the Board Profile and all Charters of the Supervisory Board, Supervisory Board Committees, Executive Board and Management Board were reviewed and updated. The updated Board Profile and Charters are available on Aegon’s corporate website.

The Chairmen of the Supervisory Board, Audit and Risk Committees visited the group regulator (Dutch Central Bank, DNB) to discuss issues of strategy, risk management and compliance.

Educational sessions and Board review

The Board and its Committees received updates and presentations on topics ranging from Solvency II and investor relations, to developments in information security and reinsurance. The Audit Committee, joined by several other members of the Board, held a meeting that focused on the European regulatory framework for insurers and insurance groups in the run-up to Solvency II and the consequences for Aegon.

The Supervisory Board undertakes a Board self-assessment on an annual basis. In the beginning of 2015, the Supervisory Board met to review and discuss the results of the 2014 assessment in the absence of management. The Board agreed that it had continued to make progress, and that it functioned well and fulfilled its duties and responsibilities in a satisfactory way. In the same meeting, the Board listed the priorities for the Board to address in 2015. An external advisor interviewed each member of

98	Governance Report of the Supervisory Board

the Board on the basis of a completed written questionnaire towards the end of 2015. The 2015 review assessed the collective performance and effectiveness of the Board and its committees, and the performance of the Chairman.

The performance of the members of the Executive Board was discussed regularly during 2015 and at a dedicated meeting of the Nominating and Governance Committee in December. In February 2015 and in February 2016, respectively, the Supervisory Board reviewed the performance of individual members of the Management Board over the preceding calendar year.

Supervisory Board committees

The Supervisory Board has four committees that discuss specific issues in depth and prepare items about which the full Board makes decisions. The committees report verbally about their discussions to the full Supervisory Board at Supervisory Board meetings. Supervisory Board members receive all minutes of the committee meetings. Committee meetings are open to all members of the Board, regardless of membership of the committees. All committee reports have been prepared by the respective committees and were approved by the Supervisory Board. These provide an overview of the responsibilities and activities of the committees.

The four committees are the:

¿	Audit Committee;
¿	Risk Committee;
¿	Nomination and Governance Committee; and
¿	Remuneration Committee.

The Audit Committee

Composition

On December 31, 2015, the composition of the Audit Committee was as follows:

¿	Ben van der Veer (Chair)
¿	Irving W. Bailey II
¿	Robert W. Dineen
¿	Ben J. Noteboom
¿	Dirk P.M. Verbeek
¿	Dona D. Young

The members of the Audit Committee meet all relevant independence and experience requirements of financial administration and accounting for listed companies. The Committee confirmed that all of its members qualified as independent according to Rule 10A-3 of the SEC, and it also confirmed that Ben van der Veer qualifies as a financial expert according to the terms and conditions of the Dutch Corporate Governance Code and the Sarbanes Oxley Act in the United States.

Role and responsibilities

As Aegon has both an Audit Committee and a Risk Committee, the risk management responsibilities as mentioned in the Dutch Corporate Governance Code are assigned to the Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee primarily relies on the Risk Committee as established by the Board.

The main role and responsibilities of the Audit Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding:

¿	The integrity of the consolidated interim and full-year financial statements and financial reporting processes;
¿	Internal control systems and the effectiveness of the internal auditors; and
¿	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of PwC.

The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on aegon.com.

Committee meetings

In 2015, the Audit Committee had seven meetings including conference calls, one of which was a combined meeting with the Risk Committee of the Supervisory Board. The Audit Committee meetings are typically attended by the members of the Audit Committee, Aegon’s Chief Financial Officer, Corporate Controller, Chief Risk Officer, internal auditor and partners of PwC, Aegon’s external auditor. Members of Aegon’s Group Risk, Group Legal and Investor Relations were often present at the Audit Committee meetings. Additional sessions were regularly held with internal and external auditors at the end of Audit Committee meetings. Members of the Executive Board were not present at these extra sessions.

At various meetings, the Audit Committee and the full Supervisory Board also reviewed the changes to Aegon’s accounting policies relating to certain reinsurance transactions, in addition to insurance accounting for its business in the UK, as part of the execution of the financial strategy as announced in January 2016.

Annual Report on Form 20-F 2015

Financial reporting

In discharging their responsibilities in respect of the 2015 interim and full year financial statements, the Audit Committee:

¿	Reviewed the critical accounting policies (and proposed changes effective January 1, 2016) and compliance with applicable accounting standards and other disclosure requirements and received regular update reports on accounting and regulatory developments;
¿	Reviewed PwC’s quarterly board reports;
¿	Reviewed and discussed with PwC, the Executive Board and the Management Board the annual management letter and follow up actions;
¿	Received presentations on various topics by local business unit managers and chief financial officers; and
¿	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including in particular: model validation remediation, investment valuation and impairments, economic and actuarial assumption setting, and the guarantee hedge programs.

The Audit Committee received detailed written and verbal reports from the external auditors on these matters. The Audit Committee was satisfied with the explanations provided and conclusions reached. Recurring items on the Audit Committee agenda in 2015 were Solvency II capital position and Solvency II reporting.

Risk management and internal controls

With respect to their oversight of accounting risk management and internal controls (provided they did not pertain to the work and responsibilities of the Risk Committee) the Audit Committee:

¿	Reviewed and approved the internal audit plan for 2015 and monitored execution, including progress in respect of recommendations made;
¿	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Focus areas in 2015 included hedging policies and processes, information security and progress on preparing for the new Solvency II regime (in relation to approval of partial internal model application); and
¿	Discussed the internal control statement with the Executive Board.

The Audit Committee also reviewed Aegon’s compliance with the US Sarbanes Oxley Act and regular reports from the Global Head Regulatory Compliance on operational risk. In addition, the Committee reviewed quarterly legal updates.

External audit effectiveness

The Audit Committee discussed and approved the external auditor’s engagement letter and the audit plan for 2015. Aegon has well established policies on audit effectiveness and independence of auditors that set out, inter alia:

¿	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis;
¿	Non-audit services performed by the external auditor;
¿	Rotations of external auditor and lead partner as required by law; and
¿	Discussion about planning and staffing of the external audit activities.

For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annex A, B and C of the Audit Committee Charter, as revised in August 2015, on Aegon’s corporate website, aegon.com.

The Risk Committee

Composition

On December 31, 2015, the composition of the Risk Committee was as follows:

¿	Shemaya Levy (Chair)
¿	Robert W. Dineen
¿	Dirk P.M. Verbeek
¿	Corien M. Wortmann-Kool
¿	Dona D. Young

Role and responsibilities

Aegon has both an Audit Committee and a Risk Committee. The risk management responsibilities as mentioned in the Dutch Corporate Governance Code are allocated to the Risk Committee.

The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effective operation and appropriateness of the Enterprise Risk Management (ERM) framework and internal control systems of Aegon N.V. and its subsidiaries and affiliates that comprise the Aegon Group. This includes:

¿	risk strategy, risk tolerance and risk governance;
¿	product development and pricing;
¿	risk assessment;
¿	risk responses and internal control effectiveness;
¿	risk monitoring;
¿	risk reporting; and
¿	regulatory compliance.

Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings and compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board, especially in the current financial climate.

For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on aegon.com.

100	Governance Report of the Supervisory Board

Committee meetings

The Risk Committee works closely together with the Audit Committee and has an annual combined meeting, which was this year held in December. The focus during this combined meeting was on financial reporting and associated controls, key risk tolerances and risk management tools, IT security, and regulatory compliance matters, the latter of which included discussions about the status and scope of the Company’s Solvency II (SII) Partial Internal Model (PIM) application, and the design of key control functions under this new regulatory regime.

The Risk Committee convened five times in 2015, including the combined meeting with the Audit Committee. The Company’s Group Chief Risk Officer and the members of Aegon’s Executive Board attended all meetings.

Recurring items on the Risk Committee agenda in 2015 were the quarterly risk dashboard and the Board risk list. The Risk Committee also discussed risk priorities and Aegon’s risk strategy. The Recovery Plan, which was introduced in 2014, was updated in 2015.

In addition, the Risk Committee dedicated significant time overseeing the Company’s preparations for Solvency II compliance and the PIM application process, including sessions on:

¿	the Solvency II PIM design;
¿	review of model validation findings; and
¿	the Company’s own risk and solvency assessment (ORSA).

The Nomination and Governance Committee

Composition

On December 31, 2015, the composition of the Nomination and Governance Committee was as follows:

¿	Robert J. Routs (Chair)
¿	Shemaya Levy
¿	Ben van der Veer
¿	Dirk P.M. Verbeek

Role and responsibilities

The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes, inter alia:

¿	board member and senior management succession planning;
¿	drawing up selection criteria and procedures;
¿	advising on and proposing nominations, appointments and reappointments;
¿	reviewing and updating the board profile and charters for the Board and committees;
¿	discussing annual employee survey; and
¿	overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations.

Committee meetings

Aegon’s Nomination and Governance Committee had six meetings in 2015. In addition to the committee members, these meetings are typically attended in whole or in part by the CEO, the Global Head of Human Resources and the General Counsel.

Supervisory Board related activities

The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees, current and upcoming vacancies and governance topics. After updating the Supervisory Board Charter, updates for the Charters for the Audit Committee, Risk Committee, Remuneration Committee and Nomination and Governance Committee were prepared and discussed by the Nomination and Governance Committee during the course of 2015. To better reflect the activities of this Committee, the name was changed to the ‘Nomination and Governance Committee’. These updates were later discussed and approved by the full Supervisory Board. An update of the Supervisory Board Profile was also discussed and approved in 2015.

Executive Board related activities

The Nomination and Governance Committee discussed the reappointment process and the rationale supporting the proposal to the Annual General Meeting of shareholders (AGM) in May 2015 to reappoint Alex Wynaendts as Aegon’s CEO. During the year, the Committee reviewed the composition of the Executive Board and Management Board, together with the functioning and effectiveness of their members as individuals and as a team. Acknowledging the importance of good succession planning, the Committee also discussed with the CEO and Aegon’s Global Head of Human Resources the extent to which sufficient internal candidates are available to fill positions at Executive Board, Management Board and senior management level in the event of an emergency, and when positions open up in the future. The CEO also discussed changes in the global senior management team with the Nomination Committee and Governance Committee during the year. The Committee was kept appraised of developments in employee engagement, talent management and international mobility. In February 2015, the full Board discussed these topics extensively with the Global Head of Human Resources. As in previous years, the Board noted that Aegon continued to make progress to ensure proper succession planning is in place. The Board was pleased with the results of the annual Global Employee Survey, which was conducted in January in 2015.

Gender diversity

Enhancing gender diversity in the Executive, Management and Supervisory Board is an important issue for Aegon. Selection and appointment is based on expertise, skills and relevant experience. The Supervisory Board also takes gender diversity into account in view of its aim of having a balanced Executive and Management Board composition.

Annual Report on Form 20-F 2015

The Supervisory Board is aware that its current composition does not meet the ‘balanced composition’ requirement under Dutch law (at least 30% of the seats should be filled by women and at least 30% by men). Following the appointment of Corien M. Wortmann-Kool in 2014, the gap with the ‘balanced composition’ was reduced. When identifying candidates for open positions, the Board actively searches for suitable female candidates. It also instructs external search firms to present female candidates. While this has had a positive effect, the requirement has not yet been met.

The Remuneration Committee

Composition

On December 31, 2015, the composition of the Remuneration Committee was as follows:

¿	Ben J. Noteboom (Chair)
¿	Irving W. Bailey II
¿	Robert J. Routs
¿	Corien M. Wortmann-Kool

Role and responsibilities

The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Board. The Committee is designated to safeguard sound remuneration policies and practices within the Aegon Group by overseeing the development and execution of these policies and practices. This includes inter alia:

¿	reviewing the Aegon Group Global Remuneration Framework and making recommendations on the outcomes;
¿	preparing recommendations regarding variable compensation both at the beginning and after the end of the performance year;
¿	to overseeing the remuneration of the Executive Board, Identified Staff and Group Control functions;
¿	preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.

In 2015, the Compensation Committee Charter was updated. This included a name change from ‘Compensation Committee’ to ‘Remuneration Committee’.

Committee meetings

The Remuneration Committee had six meetings in 2015, all of which were attended in whole or in part by the CEO. Other regular attendees were the Global Head of Human Resources and Aegon’s General Counsel. During the year, the Committee considered advice from the independent external consultant, Towers Watson, on specific topics and ascertained that these consultants did not also advise the members of the Executive Board.

The scope of the Remuneration Committee has broadened in recent years as a result of successive new regulations introduced by the EU (the Capital Requirements Directive III and IV, or ‘CRD III and IV’), together with the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors/European Banking Authority. These regulations have been implemented by way of the Decree on Sound Remuneration Policy (Regeling Beheerst Beloningsbeleid Wft 2011-RBB2) issued by the Dutch Central Bank.

The Committee discussed the effect of recent developments regarding regulatory and legislative changes on remuneration policy, including the Wbfo (Dutch legislation on Remuneration in the financial sector), effective as of February 2015. Particular attention was paid to the continuing public debate – also during Aegon’s AGM in May 2015 – about executive remuneration in The Netherlands in relation to (future) legislation and interpretation thereof by the financial services industry. In addition, a number of discussions took place with regard to the extent to which disparities in pay between different countries affect the recruitment of senior management; and the best way to ensure a balance across the Company.

In 2015, the Remuneration Committee oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and related procedures, including the Remuneration Policy for Identified Staff. This included:

¿	setting the 2015 performance indicators and targets for remuneration purposes;
¿	allocating variable compensation for 2014;
¿	the scenario analysis of payout levels under the Executive Board Remuneration Policy; and
¿	reviewing and/or approving the ex-ante assessments and ex-post assessments, any exemption requests under the remuneration policies, and changes to the list of Identified Staff.

Furthermore, the Committee discussed the results of the audit by the Internal Audit Department on the application of the Remuneration Framework in 2015.

102	Governance Report of the Supervisory Board

Annual Accounts

This Annual Report includes the Annual Accounts for 2015, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board, and are on the agenda of the 2016 Annual General Meeting of Shareholders. The Supervisory Board recommends the shareholders to adopt the Annual Accounts.

Acknowledgment

The members of the Supervisory Board are very grateful for the work undertaken by the Executive and Management Boards in pursuit of Aegon’s purpose of helping people achieve a lifetime of financial security.

We would like to thank Aegon’s employees for all they do to serve Aegon’s millions of customers, and we would also like to express our thanks to Aegon’s business partners and loyal customers for their continued confidence in the Company.

Finally, the Board wishes to thank all those who invest in Aegon for their continued trust and confidence.

The Hague, the Netherlands, March 25, 2016.

Robert J. Routs

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20-F 2015

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board

Chairman of the Nomination and Governance Committee

Member of the Remuneration Committee

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

Irving W. Bailey II (1941, American)

Vice-Chairman of the Supervisory Board

Member of the Audit Committee

Member of the Remuneration Committee

Irving W. Bailey II is retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures, and former Chairman of the Board of Directors of Aegon USA Inc. He was first appointed to Aegon’s Supervisory Board in 2004. His current and final term will end in 2016. Mr. Bailey is also a senior advisor to Chrysalis Ventures Inc. (not listed).

Robert Dineen (1949, American)

Member of the Audit Committee

Member of the Risk Committee

Robert Dineen was Vice Chairman of Lincoln Financial Network and a member of the Senior Management Committee of Lincoln Financial Group, before retiring in 2013. Before joining Lincoln Financial Group, Mr. Dineen was Senior Vice President and head of Merrill Lynch’s Managed Asset Group. He was appointed to Aegon’s Supervisory Board in May 2014, and his current term will end in 2018. He has no other board memberships.

Shemaya Levy (1947, French)

Chairman of the Risk Committee

Member of the Nomination and Governance Committee

Shemaya Levy is retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to Aegon’s Supervisory Board in 2005 and his current and final term will end in 2017. He is also a Vice-Chairman of the Supervisory Board of TNT Express N.V. and member of the Board of Directors of PKC Group Oyj.

Ben J. Noteboom (1958, Dutch)

Chairman of the Remuneration Committee

Member of the Audit Committee

Ben J. Noteboom worked for Randstad Holding N.V. from 1993 until 2013, where he was appointed member of the Executive Committee in 2001, and became CEO in 2003. Before joining Randstad, Mr. Noteboom worked for Dow Chemical in several international management functions from 1984 until 1993. He started his career in 1982 at Zurel as a management assistant. Mr. Noteboom was appointed to Aegon’s Supervisory Board in 2015, and his current term will end in 2019. He is also a member of the Supervisory Boards of Ahold N.V. and Wolters Kluwer N.V.

Ben van der Veer (1951, Dutch)

Chairman of the Audit Committee

Member of the Nomination and Governance Committee

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V.. He was appointed to Aegon’s Supervisory Board in 2008, and his current term will end in 2016. In addition, he is a member of the Supervisory Board of TomTom N.V. and a non-executive member of the Boards of RELX N.V., RELX PLC and RELX Group PLC. He is also a member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed).

104	Governance Members of the Supervisory Board

Dirk P.M. Verbeek (1950, Dutch)

Member of the Audit Committee

Member of the Risk Committee

Member of the Nomination and Governance Committee

Dirk P.M. Verbeek is a former Executive Board member and Vice President Emeritus of Aon Group Inc.. Mr. Verbeek was appointed to Aegon’s Supervisory Board in 2008, and his current term ends in 2016. He is also a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed). Furthermore, he was advisor to the President and Chief Executive Officer of Aon Corporation, and is Chairman of the Benelux Advisory Board of Leonardo & Co. B.V. (not listed), member of the Advisory Boards of CVC Europe (not listed) and OVG Real Estate (not listed) and member of the INSEAD Dutch Council. Until December 2015 he was Chairman of the Supervisory Board of Robeco Groep N.V. (not listed).

Corien M. Wortmann-Kool (1959, Dutch)

Member of the Risk Committee

Member of the Remuneration Committee

Corien M. Wortmann-Kool was a Member of the European Parliament and Vice-President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Supervisory Board in May 2014, and her current term will end in 2018. Ms. Wortmann-Kool is Chairman of the Board of Stichting Pensioenfonds ABP (ABP), the Dutch public sector collective pension fund. She is also a member of the Supervisory Board of Het Kadaster, member of the Netherlands Central Bureau of Statistics (CBS) and member of the Supervisory Board of Save the Children Netherlands.

Dona D. Young (1954, American)

Member of the Audit Committee

Member of the Risk Committee

Dona Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company during her tenure. She was appointed to Aegon’s Supervisory Board in 2013, and her current term ends in 2017. Ms. Young is also member of the Board of Directors of Foot Locker, Inc. and a member of the Board of Trustees of Save the Children US (not listed). In 2015, Ms. Young was selected to the National Association of Corporate Directors’ Directorship 100.

Annual Report on Form 20-F 2015

Remuneration Report

Global Remuneration Principles

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout Aegon. They are applied regionally and/or locally.

The key pillars of the Aegon Group Global Remuneration Principles are as follows:

¿	Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and well-being of all Aegon staff via fair compensation, pension and/or other benefits; supporting employees’ career development; and supporting the (international) mobility of its staff;
¿	Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with Aegon’s long-term interests; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of pay for performance; avoiding any pay for non-performance;
¿	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with remuneration packages that are well-balanced across the different echelons within Aegon and its business units; avoiding any discrimination in Aegon’s remuneration structures, including, among others, discrimination based on nationality, race, gender, religion, sexual orientation, and/or cultural beliefs; creating global alignment in the total compensation of all Identified Staff; aiming at controlled market competitive remuneration, by providing total compensation packages in line with an appropriately established peer group at a regional unit, country and/or functional level; and
¿	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout the Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; protecting the risk alignment effects embedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

The key pillars outlined above are set out in Aegon’s Global Remuneration Framework (GRF). The GRF, which covers all Aegon staff, contains the guiding principles to support sound and effective remuneration policies and practices by ensuring consistency throughout the Aegon Group. The GRF is designed in accordance with relevant rules, guidelines and interpretations, for instance the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid (Rbb) Wft 2014) from DNB (the Dutch Central Bank), and the 2015 Act on the Remuneration Policy of

Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo 2015 stb 2015, 45).

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

Over the course of 2014, in anticipation of the ‘Act on the Remuneration Policy of Financial Undertakings’ (which came into effect on February 7, 2015), Aegon aligned its GRF and related policies and practices to bring them into line with anticipated new regulations announced by the Dutch government. Among others, the legislation introduces caps on variable compensation that go beyond the maximums suggested by European legislation, and requires a minimum level of non-financial performance indicators for determining variable compensation as well as limitations to financial retention and severance arrangements. Aegon has been compliant with the Wbfo as of the official date that it came into force in the Netherlands. The maximum levels of variable compensation as defined by Wbfo were implemented for the majority of Aegon’s organizations globally for the full performance year 2015 (similar regulations apply for Aegon Asset Management). The Wbfo has a provision that makes it possible to apply for a variable compensation maximum that is aligned with the European CRD IV compensation ratio (100% of fixed compensation at maximum level). This has been specifically created for all people working for the corporate office of companies with a strong international nature. In 2015, Aegon met the applicable criteria. Although the regular maximum levels of variable compensation apply in the Netherlands, Aegon has offered selected senior staff at its corporate office a maximum variable compensation opportunity in line with CRD IV remuneration ratios.

For compensation of staff outside Europe, the Company requested shareholder approval to pay a maximum of 200% of base salary as variable compensation for performance delivered by selected senior staff in positions that, based on local market practice, could exceed the 100% of base salary variable compensation set out in the legislation. The Company’s capital is not adversely impacted by the maximum variable compensation that could be paid out.

106	Governance Remuneration Report

In line with the Wbfo, Aegon wishes to disclose the total amount of variable compensation paid in relation to performance year 2015. The total amount of variable compensation paid out in 2015 was EUR 204 million. In 2015, the total annual compensation paid out to 18 people was equal to or higher than EUR 1 million. These people worked for Aegon’s Global Corporate Office, Aegon Americas, Asset Management and Aegon United Kingdom.

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

In addition, the Risk Management and Compliance functions, together with the Human Resources and Finance functions, are responsible for the execution of the various ex-ante and ex-post measures that have been introduced by Aegon to ensure the GRF and associated practices are aligned with the defined risk tolerances and behaviors. In this respect, risk mitigating measures undertaken prior to the payout of compensation to individual employees (regardless of whether the compensation is deferred) are considered ex-ante measures. Retribution measures applied after payouts, or concerning allocated but deferred payments (before vesting of these payments) to ensure sustainability of performance, are considered ex-post measures.

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post assessments to ensure effectiveness in both the short-and long-term risk taking behavior of employees.

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

Variable compensation, if any, is capped at an appropriate level as a percentage of base pay. Variable compensation for senior management is usually paid out in cash and shares over multiple years, and is subject to further conditions being fulfilled. Additional holding periods may apply to shares after they have vested, restricting their sale for a further one to three years. Variable compensation already paid out may also be retrieved under certain circumstances (‘Claw-back’).

More detailed information is provided in the following sections on the compensation practice for the Supervisory Board and Executive Board.

Supervisory Board Remuneration Policy 2015

Aegon’s Remuneration Policy for members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of Aegon’s broader Remuneration Policy, and are the responsibility of the Company’s Remuneration Committee.

Fees and entitlements

Members of the Supervisory Board are entitled to the following:

¿	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
¿	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
¿	A committee fee for members on each of the Supervisory Board’s Committees;
¿	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
¿	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

1	In accordance with the Dutch Decree on Sound Remuneration Policy, the most recent annual disclosure of Identified Staff remuneration can be found on Aegon’s corporate website: http://www.aegon.com/Documents/aegon-com/Governance/Governance-documents/

Annual Report on Form 20-F 2015

Each of these fees is a fixed amount. Members of Aegon’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the Company. These measures are designed to ensure the independence of Supervisory Board members and to strengthen the overall effectiveness of Aegon’s corporate governance.

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

Information on members of the Supervisory Board and the composition of Aegon’s four committees – Audit, Nomination and Governance, Remuneration and Risk – can be found on pages 98-104.

Supervisory Board Remuneration Report 2015

Members of Aegon’s Supervisory Board received the following payments (in EUR) in 2015:

in EUR	2015	2014
Robert J. Routs	143,000	134,000

Irving W. Bailey, II	135,000	122,750

Robert W. Dineen (as of May 21, 2014)	121,000	70,125

Shemaya Levy	101,000	94,125

Ben. J. Noteboom (as of May 20, 2015)	69,250	-

Ben van der Veer	115,000	104,125

Dirk P.M. Verbeek	112,125	92,000

Corien M. Wortmann-Kool (as of May 21, 2014)	96,000	55,250

Dona D. Young	121,000	118,000

Total for active members	1,013,375	790,375

Antony Burgmans (up to April 1, 2014)	-	15,000

Kornelis J. Storm (up to May 21, 2014)	-	33,750

Leo M. van Wijk (up to May 20, 2015)	38,625	86,000

Total remuneration	1,052,000	925,125

VAT liable on Supervisory Board remuneration	220,920	194,276

Total	1,272,920	1,119,401

Not included in the table above is a premium for the mandatory health insurance paid on behalf of Dutch Supervisory Board members. Remuneration for Supervisory Board members is subject to Dutch VAT.

108	Governance Remuneration Report

Executive Board Remuneration Policy 2015

Executive Board remuneration

Aegon’s Executive Board is remunerated on the basis of the principles described in Aegon’s GRF. Aegon’s remuneration policy for members of the Executive Board is derived from this framework and sets out terms and conditions for members of the Company’s Executive Board.

The Executive Board Remuneration Policy was prepared in accordance with the Dutch Corporate Governance Code and the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid (Rbb) Wft 2011, which was succeeded by Rbb Wft 2014) produced by DNB. It was adopted at the General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments. Any material changes in the Executive Board Remuneration Policy must also be referred to the General Meeting of Shareholders for adoption.

Role of the Remuneration Committee

The Remuneration Committee of Aegon’s Supervisory Board has overall responsibility for the Company’s Remuneration Policies, including the Executive Board Remuneration Policy. Members of the Committee are drawn from the Supervisory Board.

Each year, Aegon’s Remuneration Committee reviews Aegon’s remuneration policies to ensure they remain in line with prevailing international standards. This review is based partly on information provided by Aegon’s external advisor, Towers Watson. The advisor does not, however, advise individual members of the Executive and Supervisory Boards.

The Remuneration Committee may recommend changes to the policies to the Supervisory Board. Any material changes in the Executive Board Remuneration Policy must also be referred to the General Meeting of Shareholders for adoption.

Review of the Remuneration Policy

Aegon’s Executive Board Remuneration Policy is reviewed every year by the Remuneration Committee. The policy applies to all members of Aegon’s Executive Board.

Ensuring pay remains competitive

The Company regularly compares its levels of executive remuneration with those of other comparable companies. Companies included in the peer group are chosen according to the following criteria:

¿	Industry (preferably life insurance);
¿	Size (companies with similar number of employees, assets, revenue and market capitalization);
¿	Geographic scope (preferably the majority of revenues generated outside of the country of origin); and
¿	Location (companies based in Europe).

The peer group was reviewed in 2015. Compared with the 2014 sample Allianz and Mapfre were added, and ING Group was replaced by NN Group. The 2015 peer group therefore comprised the following fourteen companies: Allianz, Aviva, Axa, CNP Assurances, Generali, Legal & General, Mapfre, Münchener Rückversicherung, NN Group, Old Mutual, Prudential plc., Standard Life, Swiss Re, and Zurich Financial Services.

In addition, in order to monitor alignment with the general industry in the Netherlands, a reference group was established, comprising the 12 leading companies listed on Euronext Amsterdam, excluding financial services providers. Going forward, the Supervisory Board will also regularly review the composition of these two groups to ensure that they continue to provide a reliable and suitable basis for comparison.

Total compensation

For each member of the Executive Board, Aegon’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. Each year, the Supervisory Board reviews total compensation levels to ensure they remain competitive and provide proper, risk-based incentives to members of Aegon’s Executive Board. To ensure Executive Board members are compensated in accordance with the desired market positioning, alignment to the desired market position needs to be addressed over time, in accordance with applicable rules, regulations and codes.

Consistent with the Executive Board Remuneration Policy, the total direct compensation for Executive Board members consists of fixed compensation and variable compensation. In particular, the variable compensation (both expressed as opportunity and actual payout levels) for Executive Board members at Aegon is lower than at peer and other non-financial companies.

The Supervisory Board conducts regular scenario analyses to determine the long-term effect on the level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Remuneration Committee) has discussed and endorsed the 2015 total compensation for the Executive Board.

Fixed compensation

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

Variable compensation

Aegon believes that variable compensation strengthens the commitment of Executive Board members to the Company’s objectives, business strategy, risk tolerance and long-term performance. Variable compensation is based on a number of individual and company performance indicators that are regularly evaluated by experts in the Company’s Finance, Risk Management, Business Control, Audit, Human Resources and Compliance departments.

Annual Report on Form 20-F 2015

This performance is determined using a mix of financial and non-financial indicators. Aegon believes these indicators provide an accurate and reliable reflection of both company and individual performance. The type of performance indicators are selected in accordance with the long-term goals of the Company. The level of the indicators should be challenging but achievable. The targets and levels are agreed by the Supervisory Board. Performance is assessed by Aegon’s Remuneration Committee and validated by the full Supervisory Board.

For 2015, the performance period for variable compensation was one year. By implementing deferral and additional holding periods, Aegon believes that the long-term interests of Executive Board members are aligned with the interests of Aegon and its stakeholders.

Variable compensation, comprising both cash and shares, is conditionally granted at the beginning of each performance period. The number of conditionally granted shares is calculated using the value of one Aegon share at the beginning of this period. This value is equal to the average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15. After the performance year, the Company assesses the realized performance against the performance indicators and compares the minimum, target and maximum levels of the performance indicators with the realized performance. The amount of conditional variable compensation that can be allocated is then established. Variable compensation is allocated once the accounts for the financial year in question have been adopted by the Company’s shareholders and after an ex-ante assessment.

The allocated variable compensation consists of equal parts of cash and shares, of which 40% is paid out (or vests) in the year following the performance year, and 60% is deferred to later years. This deferred portion remains conditional until it vests.

The deferred parts vest in equal tranches over a three-year period. After an ex-post assessment, which may lower the vesting parts, these individual parts are paid 50% in cash and 50% in shares. The shares are restricted for a further period of three years (with the exception of shares sold to meet income tax obligations).

The variable compensation payout can be illustrated by the following example and the table below. For every 1,000 variable compensation that is allocated following the performance period, 400 is paid out/vested in the year following that performance year (N in the following table). This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200 /6.1061 = 32 shares). The remaining 600 is deferred and vests according to a pre-defined schedule.

Information on the expenses recognized for variable compensation and the status of awards are provided in note 53 of this report.

Variable compensation 2015

Variable compensation is initially granted based on performance, as measured against Aegon group targets and personal objectives. These objectives represent a mix of financial and non-financial measures, providing an accurate and reliable reflection of corporate and individual performance. The mix of group measures versus personal performance measures is 60%-40%.

1	Based on VWAP December 15, 2014 – January 15, 2015.

110	Governance Remuneration Report

Objectives	Maximum % of variable compensation	Performance indicator
Group financial IFRS based	21%	Group underlying earnings after tax, return on equity Group market consistent value of new business

Group financial risk adjusted based	27%	Operational free cash flow Group pre-tax return on required capital

Group sustainability	12%	Objective measuring corporate responsibility and strategy

Personal objectives	40%	Individual basket of strategic and personal objectives related to Aegon’s strategy

Each year a one-year target is set for each performance indicator.

At an aggregated level, payments1 are made as follows:

¿	50% of base salary if the threshold target is reached. This results in the allocation of EUR 288,518 and 47,252 shares for Mr Wynaendts and EUR 247,748 and 40,943 shares for Mr Button;
¿	80% of base salary if the pre-determined performance targets are met. This results in the allocation of EUR 461,628 and 75,602 shares for Mr Wynaendts and EUR 396,396 and 59,693 shares for Mr Button;
¿	Up to 100% of base salary if the targets are exceeded. This results in the allocation of EUR 577,036 and 94,503 shares for Mr Wynaendts and EUR 495,496 and 74,617 shares for Mr Button.

If at an aggregated level the threshold target is not reached, no variable compensation related to the performance period will be made available.

Risk adjustment methodology (ex-ante)

At the end of the performance period, but prior to allocation of variable compensation, the Supervisory Board assesses whether (downward) modifications are needed. For this purpose, quantitative and qualitative measures at group, regional unit and individual level are taken into account, such as:

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

Implementation of this authority is on the basis of criteria such as:

¿	The outcome of a re-assessment of the performance against the original financial performance indicators;
¿	A significant downturn in the Company’s financial performance;
¿	Evidence of misbehavior or serious error by the participant;
¿	Significant failure in risk management; and
¿	Significant changes in the Company’s economic or regulatory capital base.

The Supervisory Board asks the Remuneration Committee to review these criteria in detail prior to each vesting and to document its findings. Based on this analysis, the Committee may then put forward a proposal to the Supervisory Board to adjust unvested variable compensation. Deferred variable compensation may only be adjusted downwards. Ex-post, risk-based assessments concern deferred variable compensation, not fixed compensation.

Circuit breaker

For each performance indicator, variable compensation is only paid if the threshold level set for that performance indicator is reached.

Claw-back provision

Where variable compensation is based on incorrect data (including non-achievement of performance indicators in hindsight), or in the event of material financial restatements or individual gross misconduct, Aegon’s Supervisory Board has the right to claim back variable compensation that has already been paid out or vested.

Pension arrangements

Members of Aegon’s Executive Board are offered pension arrangements and retirement benefits. Benefits offered are consistent with Executive Board members’ agreements.

1	Mr Button earned an annual salary in USD. Amounts are based on USD, converted to EUR, based on annual average exchange rates.

Annual Report on Form 20-F 2015

Loans

Aegon does not grant Executive Board members personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Company’s Supervisory Board.

Terms of Engagement Agreement

Members of the Executive Board are appointed for four years, and may then be re-appointed for successive mandates also for a period of four years.

Both Executive Board members have an Engagement Agreement with Aegon N.V., rather than a contract of employment. Mr Button continues to be employed by Transamerica Life Insurance while he is seconded on an expatriate assignment to the Netherlands.

Members of the Executive Board may terminate their engagement agreement with a notice period of three months. The Company must give six months’ notice if it wishes to terminate the agreement of a member of its Executive Board.

The arrangements with current members of the Executive Board contain provisions for severance payments in the event that their agreement is terminated as a result of a merger or takeover. The Supervisory Board has taken appropriate steps to ensure the arrangements of members of the Executive Board are in line with the Executive Board Remuneration Policy.

Executive Board Remuneration Report

At the end of December 2015, Aegon’s Executive Board had two members:

¿	Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed as a member of the Executive Board in 2003 for four years, and re-appointed in 2007 and 2011. At the General Meeting of Shareholders in 2015, Mr. Wynaendts was re-appointed for an additional four years.
¿	Darryl D. Button, Chief Financial Officer and member of the Executive Board, was appointed as a member of the Executive Board for four years at the Annual General Meeting of shareholders on May 15, 2013.

Fixed compensation

The fixed compensation of Mr. Button was increased in 2015 to USD 1.1 million (EUR 0.991 million) to further align his compensation towards the desired market position. The fixed compensation of Aegon’s CEO remained unchanged in 2015 at EUR 1.154 million.

Conditional variable compensation awards 2015

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 20, 2016, variable compensation for Executive Board members is set in cash and shares, based on both their individual and the Company’s performance. Targets for the performance indicators have been set in line with the agreed variable compensation targets and 2015 company budgets.

112	Governance Remuneration Report

Performance as reported on the financial and non-financial Group performance indicators and targets resulted in a performance score of 44.90% (maximum 60%). However, after incorporating model validation updates and assumption changes for the 2015 financial performance of the Group for the Executive Board members, the pay-out on the financial and non-financial Group performance indicators and targets was reduced to 41.94% (maximum 60%). The performance on personal objectives resulted in a pay-out of 38.00% and 37.20% for Mr Wynaendts and Mr Button respectively (maximum 40%).

Over the performance year 2015, Mr. Wynaendts was awarded EUR 922,611 in total conditional variable compensation. Mr. Button was awarded EUR 784,310.

Forty percent of variable compensation related to performance year 2015 is payable in 2016. This is split 50/50 in a cash payment and in an allocation of shares.

In 2016, Mr. Wynaendts and Mr. Button are eligible to receive a cash payment of EUR 184,522 and EUR 156,862 respectively.

The number of shares to be made available in 2016 is 30,219 for Mr. Wynaendts and 23,621 for Mr. Button. With regard to vested shares (with the exception of shares sold to meet income tax obligations), a retention (holding) period of a further three years is applicable before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2015 (60% of the total, which for Mr. Wynaendts equates to EUR 276,783 and 45,330 shares, and for Mr. Button equates to EUR 235,292 and 35,433 shares) is to be paid out in future years, subject to ex-post assessments, which may result in downward adjustments and be subject to meeting additional conditions. In each of the years 2017, 2018 and 2019, 20% of the total variable compensation may be made available. Any payout is split 50/50 in a cash payment and an allocation of shares (vesting). After vesting (with the exception of shares sold to meet income tax obligations), a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members.

Impact of ex-ante and ex-post assessment on attribution of variable compensation

No variable compensation from previous performance years payable in 2015 has been adjusted downwards in 2015.

No circumstances have been identified to lower payout of the deferred payment from prior performance years that vest in 2016 (the so called ‘ex-post assessment’) or to lower the payout of the up-front payment of the 2015 performance year variable compensation that vests in 2016 (the so called ‘ex-ante assessment’).

Annual Report on Form 20-F 2015

Corporate governance

Aegon is incorporated and based in the Netherlands. As a company established in the Netherlands, Aegon must comply with Dutch law and is subject to the Dutch Corporate Governance Code.

The shareholders

Listing and shareholder base

Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in Aegon’s three main markets, the Netherlands, United States and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose to protect the broader interests of the Company and its stakeholders.

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the Company has the authority to convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide matters such as the adoption of annual accounts, the approval of dividend payments and (re)appointments to the Supervisory Board and Executive Board of Aegon.

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

Voting at the General Meeting

At the General Meeting, each common share carries one vote. In the absence of a Special Cause, Vereniging Aegon casts one vote for every 40 common shares B it holds.

Supervisory Board

Aegon’s Supervisory Board oversees the management of the Executive Board, in addition to the Company’s business and corporate strategy. The Supervisory Board must take into account the interests of all Aegon stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Composition of the Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is well balanced in terms of professional background, geography and gender. A profile exists, outlining the required qualifications of its members. Supervisory Board members are no longer eligible for appointment after the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. At present, Aegon’s Supervisory Board consists of nine non-executive members.

Committees

The Supervisory Board also oversees the activities of several of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management strategy, executive remuneration and appointments. These committees are the:

¿	Audit Committee;
¿	Risk Committee;
¿	Remuneration Committee; and
¿	Nomination and Governance Committee.

Executive Board

Aegon’s Executive Board is charged with the overall management of the Company and is therefore responsible for achieving Aegon’s aims and developing the strategy and its associated risk profile, in addition to overseeing any relevant sustainability issues

114	Governance Corporate governance

and the development of the Company’s earnings. Each member has duties related to his or her specific area of expertise.

Aegon’s Articles of Association determine that for certain decisions the Executive Board must seek prior approval from the Supervisory Board and/or the approval of the General Meeting of Shareholders. In addition, the Supervisory Board may also subject other Executive Board decisions to its prior approval.

Composition of the Executive Board

The Executive Board of Aegon has two members: Alex Wynaendts, who is Chief Executive Officer (CEO) and Chairman of the Executive Board, and Darryl Button, who is Aegon’s Chief Financial Officer (CFO) and member of the Executive Board.

The number of Executive Board members and their terms of employment are determined by the Company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board.

The members of the Executive Board have an engagement agreement with the company rather than an employment contract. The Company’s Remuneration Policy for the Executive Board limits exit arrangements to a maximum of one year of salary.

Management Board

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which has seven members, including the members of the Executive Board. Aegon’s Management Board is composed of Alex Wynaendts, Darryl Button, Adrian Grace, Tom Grondin (who was succeeded by Allegra van Hövell-Patrizi on January 1, 2016), Marco Keim, Gábor Kepecs and Mark Mullin.

Capital, significant shareholders and exercise of control

As a publicly-listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.

The capital of the Company

Aegon has authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a par value of EUR 0.12. As of December, 31 2015, a total of 2,147,036,826 common shares and 585,022,160 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the Company’s cooperation.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares, be it regarding the number of votes or the time period in which they may be exercised.

All common shares B are held by Vereniging Aegon, the Company’s largest shareholder. The nominal value of the common shares B is equal to the nominal par value of a common share. This means that common shares B also carry one vote per share. However, the voting rights attached to common shares B are subject to restrictions as laid down in the Voting Rights Agreement, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause.

The financial rights attached to a common share B are one-fortieth (1/40th) of the financial rights attached to a common share. The rights attached to the shares of both classes are otherwise identical. For the purpose of the issuance of shares, reduction of issued capital and the transfer of common shares B, the value or the price of a common share B is determined as one-fortieth (1/40th ) of the value of a common share. For such purposes, no account is taken of the difference between common shares and common shares B in terms of the proportion between financial rights and voting rights.

Significant shareholdings

On December 31, 2015, Vereniging Aegon, Aegon’s largest shareholder, held a total of 292,687,444 common shares and 585,022,160 common shares B.

Under the terms of the 1983 Merger Agreement as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

To Aegon’s knowledge based on the filings made with the Netherlands Authority for Financial Markets, the AFM, the US based investment management firm Dodge & Cox holds a capital and voting interest in Aegon of 3%. Based on its last filing with the Dutch Autoriteit Financiële Markten on July 1, 2013 the Dodge & Cox International Stock Fund stated to hold 83,320,454 common shares and voting rights which represents 3.0% of the capital issued as at December 31, 2015. On February 12, 2016, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 252,801,195 common shares, representing 9.3% of the issued capital, and has voting rights for 246,721,656 shares, representing 9.0% of the votes as at December 31,2015. The SEC filing also shows that of this number of shares Dodge & Cox International Stock Fund holds 130,337,763 common shares, which represents 4.8% of the issued capital as at December 31, 2015. The remainder of the common shares registered in name of Dodge & Cox with the SEC are held by Dodge & Cox on behalf of its other clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts. The filing of Franklin Resources, Inc. (FRI), a US-based investment management firm, with the SEC on February 3, 2016,

Annual Report on Form 20-F 2015

shows that FRI holds 135,002,163 common shares, representing 4.9% of the issued capital as at December 31, 2015. The SEC filing also shows that the commons shares are held by various entities to whom they provide asset management services. Each of these entities hold less than 3% of the issued capital as at December 31, 2015.

Special control rights

As a matter of Dutch corporate law, the common shares and the common shares B offer equal full voting rights, as they have equal nominal value (EUR 0.12). The Voting Rights Agreement entered into between Vereniging Aegon and Aegon provides that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon is not allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. In the event of a Special Cause, Vereniging Aegon may cast one vote for every common share and one vote for every common share B. A Special Cause may include:

¿	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more;
¿	A tender offer for Aegon N.V. shares; or
¿	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the Company’s Executive and Supervisory Boards.

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

Transfer of shares

There are no restrictions on the transfer of common shares. Common shares B can only be transferred with the prior approval of Aegon’s Supervisory Board.

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the remuneration-report on page 105 and note 53 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of a subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.

Appointing, suspending or dismissing Board members

The General Meeting of Shareholders appoints members of both the Supervisory and Executive Boards, following nominations by the Supervisory Board. These nominations are binding providing at least two candidates are nominated. The General Meeting of Shareholders may cancel the binding nature of these nominations with a majority of two-thirds of votes cast, representing at least one half of Aegon’s issued capital. The General Meeting may, in addition, bring forward a resolution to appoint someone not nominated by the Supervisory Board. Such a resolution also requires a two-thirds majority of votes cast, representing at least one half of Aegon’s issued capital.

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

116	Governance Corporate governance

Dutch Corporate Governance Code

As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code and supports its principles for sound and responsible corporate governance. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. The most recent version of the Code came into force on January 1, 2009. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

In general, Aegon applies the best practice provisions set out in the Code and a detailed explanation is given below for those instances where Aegon does not fully apply the best practice provisions of the Code. In these few instances, Aegon adheres, as much as is possible, to the spirit of the Code.

Code II.3.3

The Dutch Corporate Governance Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or transaction in which he or she has a conflict of interest.

Aegon’s position on Code II.3.3

In line with Dutch law, members of the Executive Board do not take part in discussions or decision-making related to a subject or transaction in which he or she has a personal conflict of interest. That notwithstanding, Aegon’s CEO and CFO are also members of the Executive Committee of the Company’s largest shareholder, Vereniging Aegon. While this may be construed as a business-related conflict of interest, under Vereniging Aegon’s Articles of Association, Aegon’s CEO and CFO are specifically excluded from voting on issues directly related to Aegon or their position within it. Aegon’s Supervisory Board holds the view that, given the historic relationship between Aegon and Vereniging Aegon, it is not in the Company’s best interests to prevent Aegon’s CEO and CFO from participating in discussions and decision-making related to Vereniging Aegon. For this reason, a protocol authorizes the CEO and CFO to continue their activities regarding Vereniging Aegon. The text of this protocol is available on Aegon’s website, aegon.com.

Code IV.1.1

The Dutch Corporate Governance Code states that the General Meeting of Shareholders may cancel the binding nature of nominations for the appointment of members to the Executive and Supervisory Boards with an absolute majority of votes and a limited quorum.

Aegon’s position on Code IV.1.1

Aegon’s Articles of Association provide for a larger majority and a higher quorum than those advocated by the Code. Given that the Company has no specific anti-takeover measures, the current system is deemed appropriate within the context of the 1983 Merger Agreement under which Aegon was formed. However, to mitigate any possible negative effects stemming from this, the Supervisory Board has decided that, in the absence of any hostile action, it will only make nominations for the appointment of members to the Executive and Supervisory Boards that are non-binding in nature.

Corporate Governance Statement

For an extensive review of Aegon’s compliance with the Dutch Corporate Governance Code, please refer to the Corporate Governance Statement on Aegon’s corporate website.

Annual Report on Form 20-F 2015

Differences between Dutch and US company laws

Dutch company law is different from US law in the following respects: Aegon, like most large Dutch public companies, has a two-tier governance system comprising an Executive Board and a Supervisory Board. The Executive Board is the executive body. Its members are not Aegon employees and have an engagement agreement with the Company. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The Remuneration Policy as regards the members of the Executive Board is adopted by the General Meeting of Shareholders. The number of the Executive Board members and the terms of their engagement are determined by the Supervisory Board within the scope of the adopted Remuneration Policy.

The Supervisory Board performs supervisory and advisory functions only, and its members are outsiders that are not employed by the Company. The Supervisory Board has the duty to supervise the performance of the Executive Board, the Company’s general course of affairs and the business connected with it. The Supervisory Board also assists the Executive Board by giving advice. Other powers of the Supervisory Board include the prior approval of certain important resolutions of the Executive Board. Members of the Supervisory Board are appointed for a four-year term and may be dismissed by the General Meeting of Shareholders. The remuneration of Supervisory Board members is fixed by the General Meeting of Shareholders. Resolutions entailing a significant change in the identity or character of the Company or its business require the approval of the General Meeting of Shareholders.

118	Governance Code of ethics

Code of ethics

Aegon has in place a code of ethics, titled the Code of Conduct, which contains Aegon’s ethical principles in relation to various subjects. This Code of Conduct applies to all directors, officers (regardless of the contractual basis of their employment) and the employees of all Aegon companies. This includes members of the Executive Board, the Management Board and the Supervisory Board of Aegon N.V. as well as other executive and non-executive or supervisory directors of Aegon companies.

The current version of the Code of Conduct came into force in 2012 and gives a clearer commitment to a customer-centric approach. No waivers were granted in respect of the Code of Conduct, which is posted on aegon.com.

Annual Report on Form 20-F 2015

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2015, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.

Due to the listing of Aegon shares on the New York Stock Exchange, Aegon is required to comply with the US Securities and Exchange Commission regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that Aegon’s CEO (the Chairman of the Executive Board) and CFO report on and certify the effectiveness of Aegon’s internal controls over financial reporting on an annual basis. Furthermore, external auditors are required to provide an opinion on the effectiveness of Aegon’s internal controls over financial reporting. The SOX 404 statement by the Executive Board is stated below, followed by the report of the external auditor.

Management’s Annual Report on internal control over financial reporting

The directors and management of Aegon are responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

¿	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
¿	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;
¿	Provide reasonable assurance that receipts and expenditures are made only in accordance with the authorizations of management and directors of the Company; and
¿	Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on Aegon’s financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2015.

In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2015. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2015, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their auditor’s report on the Annual Report on Form 20-F on page 316.

The Hague, the Netherlands, March 25, 2016

The Executive Board of Aegon N.V.

120

This page has been intentionally left blank.

Annual Report on Form 20-F 2015

122	Consolidated financial statements of Aegon N.V.

Annual Report on Form 20-F 2015

124	Exchange rates

Exchange rates

Exchange rates at December 31, 2015

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.0863	0.7370	1.5090	7.0540	27.0220	316.0051	4.2897	4.5215	3.1707	26.1017
1	USD	0.9206	-	0.6784	1.3891	6.4936	24.8753	290.9004	3.9489	4.1623	2.9188	24.0281
1	GBP	1.3569	1.4739	-	2.0475	9.5712	36.6649	428.7722	5.8205	6.1350	4.3022	35.4161
1	CAD	0.6627	0.7199	0.4884	-	4.6746	17.9072	209.4136	2.8427	2.9964	2.1012	17.2973
1	CNY	0.1418	0.1540	0.1045	0.2139	-	3.8307	44.7980	0.6081	0.6410	0.4495	3.7003
100	CZK	3.7007	4.0201	2.7274	5.5843	26.1047	-	1,169.4364	15.8748	16.7327	11.7338	96.5943
100	HUF	0.3165	0.3438	0.2332	0.4775	2.2322	8.5511	-	1.3575	1.4308	1.0034	8.2599
1	PLN	0.2331	0.2532	0.1718	0.3518	1.6444	6.2993	73.6660	-	1.0540	0.7391	6.0847
1	RON	0.2212	0.2403	0.1630	0.3337	1.5601	5.9763	69.8894	0.9487	-	0.7012	5.7728
1	TRY	0.3154	0.3426	0.2324	0.4759	2.2247	8.5224	99.6641	1.3529	1.4260	-	8.2322
1	UAH	0.0383	0.0416	0.0282	0.0578	0.2703	1.0353	12.1067	0.1643	0.1732	0.1215	-

Exchange rates at December 31, 2014

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.2101	0.7760	1.4015	7.5072	27.7150	315.7500	4.2981	4.4837	2.8288	19.1412
1	USD	0.826	-	0.641	1.158	6.204	22.903	260.929	3.552	3.705	2.338	15.818
1	GBP	1.289	1.559	-	1.806	9.674	35.715	406.894	5.539	5.778	3.645	24.666
1	CAD	0.714	0.863	0.554	-	5.357	19.775	225.294	3.067	3.199	2.018	13.658
1	CNY	0.133	0.161	0.103	0.187	-	3.692	42.060	0.573	0.597	0.377	2.550
100	CZK	3.608	4.366	2.800	5.057	27.087	-	1,139.275	15.508	16.178	10.207	69.064
100	HUF	0.317	0.383	0.246	0.444	2.378	8.778	-	1.361	1.420	0.896	6.062
1	PLN	0.233	0.282	0.181	0.326	1.747	6.448	73.463	-	1.043	0.658	4.453
1	RON	0.223	0.270	0.173	0.313	1.674	6.181	70.422	0.959	-	0.631	4.269
1	TRY	0.354	0.428	0.274	0.495	2.654	9.797	111.620	1.519	1.585	-	6.767
1	UAH	0.052	0.063	0.041	0.073	0.392	1.448	16.496	0.225	0.234	0.148	-

Annual Report on Form 20-F 2015

Weighted average exchange rates 2015

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.1100	0.7256	1.4173	6.9598	27.2662	309.3147	4.1819	4.4428	3.0206	24.1414
1	USD	0.9009	-	0.6537	1.2768	6.2701	24.5641	278.6619	3.7675	4.0025	2.7213	21.7490
1	GBP	1.3782	1.5298	-	1.9533	9.5918	37.5775	426.2882	5.7634	6.1229	4.1629	33.2709
1	CAD	0.7056	0.7832	0.5120	-	4.9106	19.2381	218.2422	2.9506	3.1347	2.1312	17.0334
1	CNY	0.1437	0.1595	0.1043	0.2036	-	3.9177	44.4430	0.6009	0.6384	0.4340	3.4687
100	CZK	3.6675	4.0710	2.6612	5.1980	25.5254	-	1,134.4254	15.3373	16.2942	11.0782	88.5397
100	HUF	0.3233	0.3589	0.2346	0.4582	2.2501	8.8150	-	1.3520	1.4363	0.9765	7.8048
1	PLN	0.2391	0.2654	0.1735	0.3389	1.6643	6.5201	73.9651	-	1.0624	0.7223	5.7728
1	RON	0.2251	0.2498	0.1633	0.3190	1.5665	6.1372	69.6216	0.9413	-	0.6799	5.4338
1	TRY	0.3311	0.3675	0.2402	0.4692	2.3041	9.0267	102.4017	1.3845	1.4708	-	7.9923
1	UAH	0.0414	0.0460	0.0301	0.0587	0.2883	1.1294	12.8126	0.1732	0.1840	0.1251	-

Weighted average exchange rates 2014

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.3288	0.8061	1.4667	8.1902	27.5153	308.3758	4.1839	4.4429	2.9060	15.8120
1	USD	0.753	-	0.607	1.104	6.164	20.707	232.071	3.149	3.344	2.187	11.899
1	GBP	1.241	1.648	-	1.820	10.160	34.134	382.553	5.190	5.512	3.605	19.615
1	CAD	0.682	0.906	0.550	-	5.584	18.760	210.251	2.853	3.029	1.981	10.781
1	CNY	0.122	0.162	0.098	0.179	-	3.360	37.652	0.511	0.542	0.355	1.931
100	CZK	3.634	4.829	2.930	5.330	29.766	-	1,120.743	15.206	16.147	10.561	57.466
100	HUF	0.324	0.431	0.261	0.476	2.656	8.923	-	1.357	1.441	0.942	5.128
1	PLN	0.239	0.318	0.193	0.351	1.958	6.576	73.705	-	1.062	0.695	3.779
1	RON	0.225	0.299	0.181	0.330	1.843	6.193	69.409	0.942	-	0.654	3.559
1	TRY	0.344	0.457	0.277	0.505	2.818	9.468	106.117	1.440	1.529	-	5.441
1	UAH	0.063	0.084	0.051	0.093	0.518	1.740	19.503	0.265	0.281	0.184	-

Weighted average exchange rates 2013

		EUR	USD	GBP	CAD	CNY	CZK	HUF	PLN	RON	TRY	UAH
1	EUR	-	1.3272	0.8484	1.3674	8.1637	25.9238	296.3309	4.1940	4.4167	2.5305	10.8249
1	USD	0.753	-	0.639	1.030	6.151	19.533	223.275	3.160	3.328	1.907	8.156
1	GBP	1.179	1.564	-	1.612	9.622	30.556	349.282	4.943	5.206	2.983	12.759
1	CAD	0.731	0.971	0.620	-	5.970	18.958	216.711	3.067	3.230	1.851	7.916
1	CNY	0.122	0.163	0.104	0.167	-	3.175	36.299	0.514	0.541	0.310	1.326
100	CZK	3.857	5.120	3.273	5.275	31.491	-	1,143.084	16.178	17.037	9.761	41.757
100	HUF	0.337	0.448	0.286	0.461	2.755	8.748	-	1.415	1.490	0.854	3.653
1	PLN	0.238	0.316	0.202	0.326	1.947	6.181	70.656	-	1.053	0.603	2.581
1	RON	0.226	0.300	0.192	0.310	1.848	5.869	67.093	0.950	-	0.573	2.451
1	TRY	0.395	0.524	0.335	0.540	3.226	10.245	117.104	1.657	1.745	-	4.278
1	UAH	0.092	0.123	0.078	0.126	0.754	2.395	27.375	0.387	0.408	0.234	-

126	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2015	2014	2013
Premium income	6	20,311	19,864	19,939
Investment income	7	8,525	8,148	7,909
Fee and commission income	8	2,438	2,137	1,950
Other revenues		14	7	6
Total revenues		31,289	30,157	29,805

Income from reinsurance ceded	9	3,321	2,906	2,838
Results from financial transactions	10	521	13,213	15,393
Other income	11	83	61	393
Total income		35,214	46,338	48,430

Premiums paid to reinsurers	6	2,979	3,011	3,108
Policyholder claims and benefits	12	23,830	36,214	37,688
Profit sharing and rebates	13	31	17	28
Commissions and expenses	14	6,485	5,656	5,656
Impairment charges / (reversals)	15	(22)	87	294
Interest charges and related fees	16	412	371	355
Other charges	17	774	172	134
Total charges		34,488	45,528	47,262
Income before share in profit / (loss) of joint ventures, associates and tax		726	809	1,168
Share in profit / (loss) of joint ventures		142	56	-
Share in profit / (loss) of associates		5	24	21
Income / (loss) before tax		873	889	1,189
Income tax	18	(162)	(132)	(200)
Net income / (loss)		712	757	989

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		711	756	986
Non-controlling interests		1	1	3

Earnings per share (EUR per share)	19
Basic earnings per common share		0.27	0.29	0.36
Basic earnings per common share B		0.01	0.01	0.01
Diluted earnings per common share		0.27	0.29	0.36
Diluted earnings per common share B		0.01	0.01	0.01

Annual Report on Form 20-F 2015

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2015	2014	2013
Net income	712	757	989

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	13	9	(6)
Remeasurements of defined benefit plans	240	(1,156)	562
Income tax relating to items that will not be reclassified	(77)	333	(201)

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(2,175)	6,759	(3,376)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(485)	(702)	(435)
Changes in cash flow hedging reserve	446	1,188	(555)
Movement in foreign currency translation and net foreign investment hedging reserves	1,414	1,668	(727)
Equity movements of joint ventures	(8)	10	(4)
Equity movements of associates	(1)	(10)	54
Disposal of group assets	(544)	-	-
Income tax relating to items that may be reclassified	783	(2,018)	1,295
Other	9	(5)	(6)
Total other comprehensive income	(386)	6,075	(3,398)
Total comprehensive income	326	6,832	(2,409)

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	326	6,833	(2,406)
Non-controlling interests	-	(1)	(3)

128	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2015	2014
Assets
Intangible assets	21	2,110	2,073
Investments	22	160,478	153,219
Investments for account of policyholders	23	200,226	191,467
Derivatives	24	11,545	28,014
Investments in joint ventures	25	1,561	1,468
Investments in associates	26	242	140
Reinsurance assets	27	11,257	9,593
Defined benefit assets	41	41	38
Deferred tax assets	43	25	27
Deferred expenses	28	12,547	10,373
Assets held for sale	29	-	9,881
Other assets and receivables	30	7,549	7,563
Cash and cash equivalents	31	9,594	10,610
Total assets		417,175	424,467
Equity and liabilities
Shareholders’ equity	32	23,688	23,957
Other equity instruments	33	3,800	3,827
Issued capital and reserves attributable to equity holders of Aegon N.V.		27,488	27,784
Non-controlling interests		9	9
Group equity		27,497	27,793

Subordinated borrowings	34	759	747
Trust pass-through securities	35	157	143
Insurance contracts	36	123,042	111,927
Insurance contracts for account of policyholders	36	112,679	102,250
Investment contracts	37	17,718	15,359
Investment contracts for account of policyholders	37	90,119	91,849
Derivatives	24	10,890	26,048
Borrowings	39	12,445	14,158
Provisions	40	175	322
Defined benefit liabilities	41	4,471	4,404
Deferred gains	42	112	82
Deferred tax liabilities	43	2,765	3,151
Liabilities held for sale	29	-	7,810
Other liabilities	44	14,074	18,152
Accruals	45	272	272
Total liabilities		389,678	396,674
Total equity and liabilities		417,175	424,467

Annual Report on Form 20-F 2015

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2015

Amounts in EUR million	Note	Share capital	Retained earnings	Revalu- ation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total
At January 1, 2015		8,597	8,740	8,308	(1,611)	(77)	3,827	27,784	9	27,793
Net income / (loss) recognized in the income statement		-	711	-	-	-	-	711	1	712
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	13	-	-	-	13	-	13
Remeasurements of defined benefit plans		-	-	-	240	-	-	240	-	240
Income tax relating to items that will not be reclassified		-	-	(2)	(75)	-	-	(77)	-	(77)
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(2,175)	-	-	-	(2,175)	-	(2,175)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(485)	-	-	-	(485)	-	(485)
Changes in cash flow hedging reserve		-	-	446	-	-	-	446	-	446
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(86)	1,500	-	1,414	-	1,414
Equity movements of joint ventures		-	-	-	-	(8)	-	(8)	-	(8)
Equity movements of associates		-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets 2)		-	-	(468)	-	(76)	-	(544)	-	(544)
Income tax relating to items that may be reclassified		-	-	836	-	(52)	-	783	-	783
Other		-	10	-	-	-	-	10	(1)	9
Total other comprehensive income / (loss)		-	10	(1,837)	79	1,363	-	(385)	(1)	(386)
Total comprehensive income / (loss) for 2015		-	721	(1,837)	79	1,363	-	326	(0)	326
Shares issued and withdrawn		1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares		-	52	-	-	-	-	52	-	52
Dividends paid on common shares		(211)	(292)	-	-	-	-	(503)	-	(503)
Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1
Coupons on perpetual securities		-	(111)	-	-	-	-	(111)	-	(111)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Share options and incentive plans		-	(7)	-	-	-	(27)	(33)	-	(33)
At December 31, 2015	32, 33	8,387	9,075	6,471	(1,532)	1,286	3,800	27,488	9	27,497

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.
[2]	Refer to note 51 for details on the disposals.

130	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2014

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- con- trolling interests	Total
At January 1, 2014		8,701	8,455	3,023	(706)	(1,778)	5,015	22,709	10	22,719
Net income / (loss) recognized in the income statement		-	756	-	-	-	-	756	1	757
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	9	-	-	-	9	-	9
Remeasurements of defined benefit plans		-	-		(1,156)	-	-	(1,156)	-	(1,156)
Income tax relating to items that will not be reclassified		-	-	(2)	335	-	-	333	-	333
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	6,759	-	-	-	6,759	-	6,759
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(702)	-	-	-	(702)	-	(702)
Changes in cash flow hedging reserve		-	-	1,188	-	-	-	1,188	-	1,188
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(84)	1,752	-	1,668	-	1,668
Equity movements of joint ventures		-	-	-	-	10	-	10	-	10
Equity movements of associates		-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified		-	-	(1,968)		(50)	-	(2,018)	-	(2,018)
Other		-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income / (loss)		-	(4)	5,285	(905)	1,701	-	6,077	(1)	6,075
Total comprehensive income / (loss) for 2014		-	752	5,285	(905)	1,701	-	6,833	(1)	6,832
Issuance and purchase of treasury shares		-	(67)	-	-	-	-	(67)	-	(67)
Other equity instruments redeemed		-	11	-	-	-	(1,184)	(1,173)	-	(1,173)
Dividends paid on common shares		(104)	(266)	-	-	-	-	(370)	-	(370)
Coupons on perpetual securities		-	(128)	-	-	-	-	(128)	-	(128)
Coupons on non-cumulative subordinated notes		-	(24)	-	-	-	-	(24)	-	(24)
Share options and incentive plans		-	7	-	-	-	(4)	3	-	3
At December 31, 2014	32, 33	8,597	8,740	8,308	(1,611)	(77)	3,827	27,784	9	27,793

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Annual Report on Form 20-F 2015

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2013

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total
At January 1, 2013		9,099	8,010	6,116	(1,085)	(1,103)	5,018	26,055	13	26,068
Net income / (loss) recognized in the income statement		-	986	-	-	-	-	986	3	989
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(6)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans		-	-	-	562	-	-	562	-	562
Income tax relating to items that will not be reclassified		-	-	1	(202)	-	-	(201)	-	(201)
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(3,376)	-	-	-	(3,376)	-	(3,376)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(435)	-	-	-	(435)	-	(435)
Changes in cash flow hedging reserve		-	-	(555)	-	-	-	(555)	-	(555)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	19	(746)	-	(727)	-	(727)
Equity movements of joint ventures		-	-	-	-	(4)	-	(4)	-	(4)
Equity movements of associates		-	-	-	-	54	-	54	-	54
Disposal of group assets		-	3	-	-	-	-	3	(3)	-
Income tax relating to items that may be reclassified		-	-	1,274	-	21	-	1,295	-	1,295
Transfer from / to other headings		-	(3)	3	-	-	-	-	-	-
Other		-	(4)	-	-	-	-	(4)	(2)	(6)
Total other comprehensive income / (loss)		-	(4)	(3,093)	379	(675)	-	(3,392)	(5)	(3,398)
Total comprehensive income / (loss) for 2013		-	982	(3,093)	379	(675)	-	(2,406)	(3)	(2,409)
Shares issued and withdrawn		2	-	-	-	-	-	2	-	2
Repurchased and sold own shares		(400)	(1)	-	-	-	-	(401)	-	(401)
Treasury shares		-	(77)	-	-	-	-	(77)	-	(77)
Dividends paid on common shares		-	(240)	-	-	-	-	(240)	-	(240)
Preferred dividend		-	(83)	-	-	-	-	(83)	-	(83)
Coupons on perpetual securities		-	(146)	-	-	-	-	(146)	-	(146)
Coupons on non-cumulative subordinated notes		-	(21)	-	-	-	-	(21)	-	(21)
Share options and incentive plans		-	30	-	-	-	(3)	27	-	27
At December 31, 2013	32, 33	8,701	8,455	3,023	(706)	(1,778)	5,015	22,709	10	22,719

[1]	Issued capital and reserves attributable to equity holders of Aegon N.V.

132	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2015	2014	2013
Income / (loss) before tax		873	889	1,189
Results from financial transactions		(896)	(13,640)	(16,219)
Amortization and depreciation		1,405	971	1,011
Impairment losses		(13)	87	322
Income from joint ventures		(142)	(56)	-
Income from associates		(5)	(24)	(21)
Release of cash flow hedging reserve		(39)	(12)	(26)
Remeasurements of defined benefit plans		234	(1,156)	562
Other		476	187	(146)
Adjustments of non-cash items		1,020	(13,644)	(14,517)
Insurance and investment liabilities		3,381	6,375	(679)
Insurance and investment liabilities for account of policyholders		(3,343)	12,302	18,787
Accrued expenses and other liabilities		(2,077)	2,147	(2,509)
Accrued income and prepayments		(1,387)	(2,266)	(927)
Changes in accruals		(3,426)	18,559	14,672
Purchase of investments (other than money market investments)		(38,290)	(36,577)	(34,100)
Purchase of derivatives		(1,003)	1,417	(850)
Disposal of investments (other than money market investments)		36,619	33,846	31,176
Disposal of derivatives		3,099	1,589	182
Net purchase of investments for account of policyholders		4,371	(1,788)	(1,395)
Net change in cash collateral		(2,569)	627	(1,414)
Net purchase of money market investments		648	(958)	3,221
Cash flow movements on operating items not reflected in income		2,875	(1,843)	(3,180)
Tax paid		(405)	148	(164)
Other		(23)	12	(9)
Net cash flows from operating activities		914	4,122	(2,011)
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(52)	(28)	(22)
Purchase of equipment and real estate for own use		(90)	(77)	(66)
Acquisition of subsidiaries, joint ventures and associates, net of cash		(239)	(95)	(291)
Disposal of equipment		8	13	15
Disposal of subsidiaries, joint ventures and associates, net of cash		912	42	811
Dividend received from joint ventures and associates		76	75	64
Other		-	-	5
Net cash flows from investing activities		615	(71)	516
Issuance of share capital		1	-	2
Issuance and purchase of treasury shares		(213)	(199)	(92)

Proceeds from TRUPS 1), subordinated loans and borrowings		1,821	3,862	1,056
Repayment of perpetuals		-	(1,173)	-
Repayment of share premium		-	-	(401)
Repayment of TRUPS 1), subordinated loans and borrowings		(3,916)	(1,307)	(2,283)
Dividends paid		(292)	(266)	(323)
Coupons on perpetual securities		(148)	(171)	(194)
Coupons on non-cumulative subordinated notes		(38)	(32)	(28)
Other		-	-	(8)
Net cash flows from financing activities		(2,785)	715	(2,271)
Net increase / (decrease) in cash and cash equivalents 2)		(1,257)	4,766	(3,766)

Net cash and cash equivalents at the beginning of the year		10,649	5,652	9,497
Effects of changes in exchange rate		200	231	(79)
Net cash and cash equivalents at the end of the year	31	9,593	10,649	5,652

[1]	Trust pass-through securities.
[2]	Included in net increase / (decrease) in cash and cash equivalents are interest received (2015: EUR 7,118 million, 2014: EUR 6,711 million, and 2013: EUR 6,731 million) dividends received (2015: EUR 1,384 million, 2014: EUR 1,342 million, and 2013: EUR 1,021 million) and interest paid (2015: EUR 350 million, 2014: EUR 320 million, and 2013: EUR 347 million).

The cash flow statement is prepared according to the indirect method.

Annual Report on Form 20-F 2015

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over 25 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 31,500 people worldwide (2014: over 28,000).

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

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2015 is provided below in note 2.1.1 Adoption of new IFRS accounting standards. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain amounts in prior years may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 25, 2016. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 20, 2016. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

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

134	Notes to the consolidated financial statements Note 2

A reconciliation between IFRS and IFRS-EU is included in the table below.

	Shareholders’ equity					Net income
	2015	2014	2013	2015	2014	2013
In accordance with IFRS	23,688	23,957	17,694	712	757	989
Adjustment of EU ‘IAS 39’ carve-out	315	434	(124)	(120)	559	(176)
Tax effect of the adjustment	(71)	(98)	31	27	(129)	44
Effect of the adjustment after tax	244	336	(93)	(92)	429	(132)
In accordance with IFRS-EU	23,931	24,293	17,601	619	1,186	857

2.1.1 Adoption of new IFRS accounting standards

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2015, the following amendments to existing standards issued by the IASB became mandatory but are not currently relevant or do not significantly impact the financial position or financial statements:

¿	IAS 19 Employee Benefits - Amendment Employee Contributions;
¿	Annual improvements 2010-2012 Cycle; and
¿	Annual improvements 2011-2013 Cycle.

2.1.2 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2016, were not early adopted by the Group, but will be applied in future years:

¿	IFRS 9 Financial Instruments; and
¿	IFRS 15 Revenue from Contracts with Customers.

IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments in July 2014. IFRS 9 combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39 and all previous versions of IFRS 9. Under IFRS 9 Classification and Measurement, financial assets are measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. The classification and measurement of financial liabilities is unchanged from existing requirements apart from own credit risk. For financial liabilities that are measured at fair value through profit or loss, the changes which are attributable to the change in an entity’s own credit risk are presented in other comprehensive income, unless doing so would enlarge or create an accounting mismatch. For the impairment component, the IASB included requirements for a credit loss allowance or provision which should be based on expected losses rather than incurred losses.

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, at the time of issuance of the new standard, the IASB said it would consider potential challenges arising if IFRS 9 is implemented before the new insurance contracts standard (IFRS 4 Phase II - which is at an advanced stage of development but it is expected that it will not become effective before 2021). Subsequent discussions at the IASB have resulted in a proposal for temporary deferral for insurers which was further described in an Exposure Draft: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts issued by the IASB in December 2015. The comment period ended on February 8, 2016. The measures that the Exposure Draft proposes to introduce into IFRS 4 are:

¿	The overlay approach – an option for all entities that issue insurance contracts to adjust profit or loss to remove any additional accounting volatility that may arise from qualifying financial assets, and
¿	The deferral approach – an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing insurance contracts.

Those new measures would supplement other measures, including the flexibility offered by the existing IFRS 4 in choosing an accounting policy for insurance contracts (e.g. an option to adjust the measurement of insurance contracts to reduce accounting volatility) and the transition reliefs to be included in the new insurance contracts Standard for entities that apply that Standard after they apply IFRS 9.

At this stage it is not yet clear whether Aegon is planning or able to use the overlay or deferral approach. The implementation of IFRS 9 is expected to have a significant impact on shareholders’ equity, net result and/or other comprehensive income and disclosures. The full impact however will only be clear after full assessment of the standard.

Annual Report on Form 20-F 2015

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18 Revenue, as well as other IFRIC and SIC interpretations regarding revenue unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The standard outlines the principles an entity shall apply to measure and recognize revenue and the related cash flows. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 will be effective for the Group on January 1, 2018, using either of two methods: a full retrospective approach with certain practical expedients or a modified retrospective approach with the cumulative effect of initially applying this standard recognized at the date of initial application with certain additional disclosures. Aegon is evaluating the impact that adoption of this standard is expected to have on the Group’s financial statements. The full impact will only be clear after full assessment of the standard.

The following new standards and amendments to existing standards and interpretations, published prior to January 1, 2016, which are not yet effective for the Group nor early adopted, are not expected to significantly impact the financial position or financial statements:

¿	IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Applying the Consolidation Exception;
¿	IFRS 11 Joint Arrangements - Amendment Accounting for Acquisition of Interests in Joint Operations;
¿	IFRS 14 Regulatory Deferral Accounts;
¿	IAS 1 - Amendment Disclosure Initiative;
¿	IAS 27 Separate Financial Statements - Amendment Equity method in Separate Financial Statements;
¿	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization; and
¿	Annual improvements 2012-2014 Cycle.

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

The excess of the consideration paid to acquire the interest and the fair value of any interest already owned, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within 12 months after the acquisition date are made against goodwill. Aegon recognized contingent considerations either as provision or as financial liability depending on the characteristics. Contingent considerations recognized as provisions are discounted and the unwinding is recognized in the income statement as an interest expense. Any changes in the estimated value of contingent consideration given in a business combination are recognized in the income statement. Contingent considerations recognized as financial liabilities are measured at fair value through profit or loss.

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

136	Notes to the consolidated financial statements Note 2

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

Investment funds where Aegon acts as an agent are not consolidated due to lack of control of the funds. In particular, for some separate accounts, the independent board of directors has substantive rights and therefore Aegon does not have power over these separate accounts but acts as an agent.

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

Upon consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented in the consolidated financial statements as investment contracts for account of policyholders. Where no repurchase obligation exists, the participations held by third parties are presented as non-controlling interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

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

Structured entities that are consolidated include certain mortgage backed securitization deals, where Aegon was involved in the design of the structured entities and also has the ability to use its power to affect the amount of the investee’s returns. Other factors that contribute to the conclusion that consolidation of these entities is required includes consideration of whether Aegon fully services the investees and can therefore influence the defaults of the mortgage portfolios and the fact that in these cases the majority of risks are maintained by Aegon.

Annual Report on Form 20-F 2015

Structured entities that are not consolidated include general account investments in non-affiliated structured entities that are used for investment purposes.

Non-current assets held for sale and disposal groups

Disposal groups are classified as held for sale if they are available for immediate sale in their present condition, subject only to the customary sales terms of such assets and disposal groups and their sale is considered highly probable. Management must be committed to the sale, which is expected to occur within one year from the date of classification as held for sale.

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

2.4 Segment reporting

Aegon conducts its operations through five primary reporting segments:

¿	Aegon Americas: Covers business units in the United States, Canada (until July 31, 2015), Brazil and Mexico, including any of the units’ activities located outside these countries;
¿	Aegon the Netherlands: Covers businesses operating in the Netherlands;
¿	Aegon UK: Covers businesses operating in the United Kingdom;
¿	New Markets: Covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;
¿	Holding and other activities: Includes financing, employee and other administrative expenses of holding companies.

138	Notes to the consolidated financial statements Note 2

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

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

2.6 Intangible assets

a. Goodwill

Goodwill is recognized as an intangible asset for interests in subsidiaries and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed.

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. The amortization period and pattern are reviewed at each reporting date; any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with deferred policy acquisition costs (DPAC) where appropriate, is assessed for recoverability on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses (through a sale or impairment) would have had on VOBA. The adjustment is recognized directly in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed.

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

The present value of the future servicing rights is amortized over the servicing period and is subject to impairment testing. It is derecognized when the related contracts are settled or disposed.

Where applicable, Aegon recognizes other intangibles on the acquisition of a business combination such as those related to customer relationships. This can include customer contracts, distribution agreements and client portfolios. For these intangibles the present value of future cash flows are recognized and amortized in the period when future economic benefits arise from these intangibles. These intangible assets are also presented under future servicing rights.

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

Annual Report on Form 20-F 2015

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

140	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2015

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

142	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2015

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

2.12 Reinsurance assets

Reinsurance contracts are contracts entered into by the Group in order to receive compensation for claims/benefits incurred on contracts written by the Group (outgoing reinsurance). For contracts transferring sufficient insurance risk, a reinsurance asset is recognized for the expected future benefits, less expected future reinsurance premiums. Reinsurance contracts with insufficient insurance risk transfer are accounted for as investment or service contracts, depending on the nature of the agreement.

Reinsurance assets are measured consistently with the assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. They are subject to impairment testing and are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Aegon is not relieved of its legal liabilities when entering into reinsurance transactions, therefore the reserves relating to the underlying insurance contracts will continue to be reported on the consolidated statement of financial position during the contractual term of the underlying contracts.

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

DPAC is derecognized when the related contracts are settled or disposed.

144	Notes to the consolidated financial statements Note 2

b. Deferred cost of reinsurance

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction. Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the contractual term of the underlying business.

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

Deferred transaction costs are derecognized when the related contracts are settled or disposed.

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

2.15 Cash and cash equivalents

Cash comprises cash at banks and in-hand. Cash equivalents are short-term, highly liquid investments generally with original maturities of three months or less that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investments or investments for account of policyholders.

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

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its fair value less cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to note 21 Intangible assets for more details.

Annual Report on Form 20-F 2015

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

For debt instruments classified as available-for-sale, the asset is impaired to its fair value. Any unrealized loss previously recognized in other comprehensive income is taken to the income statement in the impairment loss. After impairment the interest accretion on debt instruments that are classified as available-for-sale is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

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

Impairment losses on equity instruments cannot be reversed.

146	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2015

2.19 Insurance contracts

Insurance contracts are accounted for under IFRS 4 Insurance Contracts. In accordance with this standard, Aegon continues to apply the existing accounting policies that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. Aegon applies, in general, non-uniform accounting policies for insurance liabilities and intangible assets to the extent that it was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between Aegon’s operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. At the time of IFRS adoption, Aegon was applying US GAAP for its United States operations whereas in the Netherlands and the United Kingdom, Aegon was applying Dutch Accounting Principles. Since adoption of IFRS, Aegon has considered new and amended standards in those GAAPs which have become effective subsequent to the date of transition to IFRS. If any changes are made to current accounting policies for insurance contracts, these will be in accordance with IFRS 4.

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

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. The liability is derecognized when the contract expires, is discharged, disposed or cancelled. Within the United States and the Netherlands, substantially modified contracts are accounted for as an extinguishment of the original liability and the recognition of a new liability.

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

148	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2015

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

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities leads to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then off set against the revaluation reserve. If in subsequent periods such a deficiency of the insurance liability is no longer applicable, shadow loss recognition is reversed via the revaluation reserve.

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

150	Notes to the consolidated financial statements Note 2

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

For unit-linked contracts without discretionary participation features and subject to actuarial funding, the Group recognizes a liability at the funded amount of the units. The difference between the gross value of the units and the funded value is treated as an initial fee paid by the policyholder for future asset management services and recognized as a deferred revenue liability, refer to note 2.23 Deferred gains.

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

Annual Report on Form 20-F 2015

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

Remeasurements of the net defined benefit liability (asset) which is recognized in other comprehensive income are revisited quarterly and shall not be reclassified to profit or loss in a subsequent period.

Deducted from current year service cost are discretionary employee contributions and employee contributions that are linked to service (those which are independent of the number of years of service). Net interest on the net defined benefit liability (asset) shall be determined by multiplying the net defined benefit liability (asset) by the applicable discount rate. Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. Whereby interest income on plan assets is a component of the return on plan assets and is determined by multiplying the fair value of the plan assets by the applicable discount rate. The difference between the interest income on plan assets and the actual return on plan assets is included in the remeasurement of the net defined benefit liability (asset).

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

Aegon recognizes (in the income statement) gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs.

c. Share-based payments

The Group has issued share-based plans that entitle employees to receive equity instruments issued by the Group or cash payments based on the price of Aegon N.V. common shares. Some plans provide employees of the Group with the choice of settlement.

For share option plans that are equity-settled, the expense recognized is based on the fair value on the grant date of the share options, which does not reflect any performance conditions other than conditions linked to the price of the Group’s shares. For long-term share-based plans where employees are granted the conditional right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee, expenses recognized are based on the fair value on the grant date of the shares. The fair value is measured at the market price of the entities shares, adjusted to take into account the terms and conditions upon which the shares were granted. For example, where the employee is not entitled to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered.

152	Notes to the consolidated financial statements Note 2

The cost for share option plans and long term incentive plans are recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately.

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

Share option plans that can be settled in either shares or cash at the discretion of the employee and/or employer are accounted for as a compound financial instrument, which includes a debt component and an equity component.

2.23 Deferred gains

a. Deferred revenue liability

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

b. Deferred gain on reinsurance

A deferred gain on reinsurance is established when Aegon enters into a reinsurance transaction. Aegon is not relieved of its legal liabilities, so the insurance liabilities relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the contractual term of the underlying business.

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

Annual Report on Form 20-F 2015

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

2.28 Fee and commission income

Fees and commissions from investment management services and mutual funds, services where Aegon acts as service provider (including mortgage loan fee business) and from sales activities are recognized as revenue over the period in which the services are performed or for sales activities where services have been rendered.

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

154	Notes to the consolidated financial statements Note 2

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

2.35 Future adoption of voluntary changes in accounting policies

On January 13, 2016, Aegon provided an update on its strategic plans at its Analyst & Investor Conference. Following this update Aegon will make voluntary changes in accounting policies, effective January 1, 2016, to reflect its strategic priorities. The voluntary changes in accounting policies will be applied retrospectively. Firstly, Aegon will adopt a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. Also, Aegon will make two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon.

In the following paragraphs, details are provided for these changes in accounting policies including the impact on shareholders equity and net income.

Annual Report on Form 20-F 2015

Accounting related to certain reinsurance transactions

Aegon will adopt one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The existing accounting policy records a deferred cost or gain of reinsurance which is subsequently amortized. Under the new accounting policy, when the company enters into a reinsurance transaction as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders.

The adoption of the new accounting policy is expected to decrease shareholders’ equity at the date of adoption (January 1, 2016) by between USD 0.1 billion and USD 0.2 billion. Aegon estimates that this accounting change will increase net income by approximately USD 10 million, USD 10 million and USD 20 million for the years 2015, 2014 and 2013 respectively as deferred costs of reinsurance are no longer amortized and the initially recorded deferred costs of reinsurance have been directly accounted for in the income statement at the date of the reinsurance transaction.

Insurance accounting for business in United Kingdom

In January 2016, Aegon announced the restructuring of its business and operations in the UK. This involves splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. By extracting the digital solutions platform from the rest of the business, management aims to ensure the focus and separate culture required to successfully build a viable and sustainably growing business over the longer term.

Aegon will make two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only effecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

Level of aggregation

The current accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom is on a geographical basis, therefore the total Aegon UK book is considered as one population. In the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that will be managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK will better align with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts.

Substantial modification

The current accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that applies criteria from IAS 39 contract modification. Under these criteria a change should be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring. Furthermore, it will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications.

Both changes in accounting policy, affecting Aegon UK, will be adopted retrospectively as of January 1, 2016 to coincide with the commencement of the restructuring in 2016. The changes are expected to decrease net income of the year 2015 approximately by between GBP 0.8 billion and GBP 0.9 billion as the two policy changes combined trigger a premium deficiency in 2015. This range also reflects the total impact on shareholders’ equity at the date of adoption (January 1, 2016) as there is no impact on the income statement 2014 and 2013.

2.36 Future changes to segment reporting presentation

Based on the amended strategic plans as announced on January 13, 2016, Aegon has reconsidered its segment reporting. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Currently, Aegon has the following reportable segments: Americas, the Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global /

156	Notes to the consolidated financial statements Note 3

European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and VA Europe. Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon will change its managerial view to geographical areas and underlying businesses have developed since 2010, internal management reports will change as of 2016 accordingly. Alignment of segment reporting with those changes and developments will be put in place in 2016 reflecting Aegon’s announcements related to its strategic plan. This means that the operating segments as described above will be presented on this basis and introduces separate presentation of the asset management business. The following will be reported from 2016 onwards:

¿	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
¿	Europe: which covers the following operating segments: the Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe, Spain & Portugal;
¿	Asia: one operating segment which covers businesses operating in Hong Kong, Singapore, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
¿	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
¿	Holding and other activities: one operating segment which includes financing, reinsurance activities, employee and other administrative expenses of holding companies.

For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the segment note.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon.

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

Annual Report on Form 20-F 2015

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

During 2015, Aegon implemented actuarial assumption and model updates resulting in a net EUR 181 million charge to income before tax (2014: EUR 352 million). Assumption updates resulted in a net EUR 24 million gain to income before tax. Model updates had an adverse impact on income before tax of EUR 205 million. Refer to note 5 Segment information for further details.

For 2015, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8% (December 31, 2014: 8%). The long-term assumption for 10-year US Treasury yields remains at 4.25% and the uniform grading period was 10 years. Aegon’s assumed returns for US separate account bond fund remains at 4% over the next 10 years and 6% thereafter. The 90-day Treasury yield was 0.16% at December 31, 2015, and is assumed to remain level for the next six months followed by a 9.5 year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

For 2014, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8% (December 31, 2013: 8%). The long-term assumption for 10-year US Treasury yields remained at 4.25% and the uniform grading period was 10 years. Aegon’s assumed returns for US separate account bond fund remained at 4% over the next 10 years and 6% thereafter. The 90-day Treasury yield was 0.04% at December 31, 2014, and was assumed to remain level for the next two years followed by an eight year grade to 2.5%. These assumptions have been set for the relevant reporting period. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

In the third quarter of 2013, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25% and extended the uniform grading period from 5 years to 10 years. Aegon also changed its assumed returns for US separate account bond fund to 4% over the next 10 years and 6% thereafter from its previous assumptions of

158	Notes to the consolidated financial statements Note 3

4% over the next 5 years and 6% thereafter. In addition, Aegon changed its long-term equity market return assumption for the estimated gross profit in variable life and variable annuity products in the Americas from 9% to 8%. In total, these assumption changes led to a negative impact on earnings of EUR 405 million in the third quarter of 2013. Both the assumptions for the bond fund and that for the long-term equity market are gross assumptions from which asset management and policy fees are deducted to determine the policyholder return. The 90-day Treasury yield was 0.07% at December 31, 2013, and was assumed to remain level for the next two years followed by an eight year grade to 2.5%. These assumptions have been set for the relevant reporting period.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 147 million (2014: EUR 130 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 3.0 billion at December 31, 2015 (2014: EUR 2.6 billion).

A relative increase ranging from 5% to 10% to the mortality assumption, dependent on the block of business, would reduce net income by approximately EUR 103 million (2014: EUR 63 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 76 million (2014: EUR 71 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 37 million (per assumption change) (2014: EUR 32 million).

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

Annual Report on Form 20-F 2015

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument is classified in its entirety as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an at arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the table headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ in note 47 Fair Value. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial) could result in a different estimate of fair value at the reporting date.

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

4 Financial risks

General

As an insurance group, Aegon is exposed to a variety of risks. Aegon’s largest exposures are to changes in financial markets (e.g. foreign currency, interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells, deferred expenses and value of business acquired. Other risks include insurance related risks, such as changes in mortality and morbidity, which are discussed in note 36 Insurance contracts. Aegon manages risk at local level where business is transacted, based on principles and policies established at the Group level. Aegon’s integrated approach to risk management involves similar measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position.

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

Aegon operates a Derivative Use Policy to govern its usage of derivatives. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these derivatives management tools. For derivatives, credit risk is normally mitigated by requirements to post collateral via credit support annex agreements or through a central clearinghouse.

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

160	Notes to the consolidated financial statements Note 4

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

Moreover, concentration of financial risks are measured in Aegon business planning cycle. As part of business planning, the resilience of Aegon’s business strategy is tested in several extreme event scenarios. In the Depression and Inflation scenario, financial markets are stressed without assuming diversification across different market factors. As part of the Extreme Event Scenario testing, certain management actions are implemented when management deems this necessary.

Currency exchange rate risk

As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure exists mainly when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. Aegon holds the remainder of its capital base (perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. Aegon does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Annual Report on Form 20-F 2015

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2015	2014	2013
Net income
Americas (in USD)	(273)	784	540
The Netherlands (in EUR)	753	62	521
United Kingdom (in GBP)	158	143	65
New Markets (in EUR)	144	89	127

Equity in functional currency
Americas (in USD)	17,731	21,387	19,891
The Netherlands (in EUR)	5,263	4,745	3,350
United Kingdom (in GBP)	3,598	3,781	2,845
New Markets (in EUR)	2,221	2,242	1,873

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2015	2014	2013	2012	2011
USD	1.09	1.21	1.38	1.32	1.30
GBP	0.74	0.78	0.83	0.81	0.84

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity. The effects as included in the following table are due to the translation of subsidiaries, joint ventures and associates in the consolidated financial statements. The 2014 numbers in the sensitivity analysis of net income and shareholders’ equity to translation risk have been restated as a result of a change in methodology in compiling the sensitivities. This year the methodology used for translation risk has been brought in line with the methodology used for calculating the other sensitivities. This restatement had no impact on net income, shareholders’ equity, total assets, total liabilities or earnings per share.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets 1)	Estimated approximate effects on net income 2)	Estimated approximate effects on shareholders’ equity
2015
Increase by 15% of USD currencies relative to the euro	69	2,181
Increase by 15% of GBP currencies relative to the euro	38	766
Increase by 15% of other non-euro currencies relative to the euro	111	3,040
Decrease by 15% of USD currencies relative to the euro	(49)	(1,553)
Decrease by 15% of GBP currencies relative to the euro	(27)	(538)
Decrease by 15% of other non-euro currencies relative to the euro	(77)	(2,155)

2014
Increase by 15% of USD currencies relative to the euro	83	2,038
Increase by 15% of GBP currencies relative to the euro	42	771
Increase by 15% of other non-euro currencies relative to the euro	116	3,143
Decrease by 15% of USD currencies relative to the euro	(59)	(1,428)
Decrease by 15% of GBP currencies relative to the euro	(32)	(544)
Decrease by 15% of other non-euro currencies relative to the euro	(81)	(2,202)
[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.
[2]	For the sensitivity analysis the book loss of Canada in 2015 has not been taken into account.

162	Notes to the consolidated financial statements Note 4

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

During periods of sustained low interest rates, Aegon may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided on policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Mortgage loans and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and Aegon may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, net income declines as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

Aegon manages interest rate risk closely, taking into account all of the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. Aegon operates an Interest Rate Risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy. A detailed description on the use of derivatives within Aegon is included in note 24 Derivatives.

The following table shows interest rates at the end of each of the last five years.

	2015	2014	2013	2012	2011
3-month US LIBOR	0.61%	0.26%	0.25%	0.31%	0.58%
3-month EURIBOR	(0.13%)	0.08%	0.29%	0.19%	1.36%
10-year US Treasury	2.27%	2.17%	3.03%	1.76%	1.88%
10-year Dutch government	0.79%	0.68%	2.23%	1.50%	2.19%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curves on net income and shareholders’ equity arising from the impact on general account investments and offset due to liabilities from insurance and investment contracts. In general, increases in interest rates are beneficial to Aegon. However, timing and valuation differences between assets and liabilities may cause short-term reductions in net income or solvency ratios as rates rise. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains could become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the medium-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, higher interest rates are not considered a long-term risk to the Group. However, a long sustained period of low interest rates will erode net income due to lower returns earned on reinvestments.

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2015
Shift up 100 basis points	390	(4,428)
Shift down 100 basis points	(480)	2,559

2014
Shift up 100 basis points	456	(4,010)
Shift down 100 basis points	(568)	2,476

Annual Report on Form 20-F 2015

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, Aegon typically bears the risk for investment performance which is equal to the the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. During financial downturns, Aegon can incur defaults or other reductions in the value of these securities and loans, which could have a materially adverse effect on Aegon’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 49 Transfer of financial assets for further information on collateral given, which may expose the Group to credit risk.

2015	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollate- ralization)	Net exposure
Debt securities - carried at fair value	107,390	-	-	470	-	-	-	470	-	106,920
Money market and other short-term investments - carried at fair value	7,444	-	984	-	-	-	-	984	-	6,460
Mortgage loans - carried at amortized cost	32,899	2,070	-	1,387	45,244	-	1	48,702	15,644	(159)
Private loans - carried at amortized cost	2,847	-	-	-	-	-	-	-	-	2,847
Other loans - carried at amortized cost	2,517	-	-	-	-	-	2,193	2,193	1,377	1,701
Other financial assets - carried at fair value	3,932	-	-	-	-	-	-	-	-	3,932
Derivatives	10,643	1,510	696	-	-	7,972	-	10,178	58	523
Reinsurance assets	11,193	-	5,345	178	-	-	-	5,523	-	5,670
At December 31	178,864	3,580	7,025	2,035	45,244	7,972	2,193	68,049	17,079	127,894

2014	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollate- ralization)	Net exposure
Debt securities - carried at fair value	103,324	-	-	500	-	-	-	500	-	102,824
Money market and other short-term investments - carried at fair value	7,299	-	874	-	-	-	-	874	-	6,425
Mortgage loans - carried at amortized cost	31,729	1,911	-	1,688	41,337	-	1	44,938	13,933	725
Private loans - carried at amortized cost	2,058	-	-	-	-	-	-	-	-	2,058
Other loans - carried at amortized cost	2,516	-	-	-	-	-	2,018	2,018	1,305	1,803
Other financial assets - carried at fair value	3,380	-	-	-	-	-	-	-	-	3,380
Derivatives	27,183	3,932	356	-	-	22,207	-	26,495	33	721
Reinsurance assets	9,494	-	4,709	170	-	-	-	4,879	-	4,615
At December 31	186,983	5,843	5,939	2,358	41,337	22,207	2,019	79,704	15,271	122,551

164	Notes to the consolidated financial statements Note 4

Debt securities

Several bonds in Aegon USA’s portfolio are insured by monoline insurers. Further information on the monoline insurers is provided in the section ‘Additional information on credit risk, unrealized losses and impairments’.

Money market and short-term investments

The collateral reported for the money market and short-term investments are related to tri-party repurchase agreements (repos). Within tri-party repos Aegon invests under short-term reverse repurchase agreements and the counterparty posts collateral to a third party custodian. The collateral posted is typically high-quality, short-term securities and is only accessible for or available to Aegon in the event the counterparty defaults.

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

A substantial part of Aegon’s Dutch residential mortgage loan portfolio benefits from guarantees by a Dutch government-backed trust (Stichting Waarborgfonds Eigen Woning) through the Dutch Mortgage loan Guarantee program (NHG). These guarantees cover all principal losses, missed interest payments and foreclosure costs incurred upon termination and settlement of defaulted mortgage loans when lender-specific terms and conditions of the guarantee are met. When not fully met, the trust may pay claims in part or in full, depending on the severity of the breach of terms and conditions. For each specific loan, the guarantee amortizes in line with an equivalent annuity mortgage loan. When the remaining loan balance at default does not exceed the amortized guarantee, it covers the full loss under its terms and conditions. Any loan balance in excess of this decreasing guarantee profile serves as a first loss position for the lender. For NHG-backed mortgage loans originated after January 1st 2014, a 10% lender-incurred haircut applies on realized losses on each defaulted loan.

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

Annual Report on Form 20-F 2015

Credit risk management

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated ‘A’ or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, equity swaps, currency swaps, credit swaps and other bilateral exposure derivatives. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high quality instruments to be posted. In 2015 and 2014, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. New interest rate swap transactions in the US are traded via Central Clearing Houses as required by the Dodd-Frank act. Credit risk in these transactions is mitigated through posting of initial and variation margins.

Aegon may also mitigate credit risk in reinsurance contracts by including downgrade clauses that allow the recapture of business, retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, Aegon employs deterministic and stochastic credit risk modeling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

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

At December 31, 2015 there was one violation of the Credit Name Limit Policy at Group level. This violation will be resolved overtime by reducing the exposure. At December 31, 2014 there were three violations of the Credit Name Limit Policy at Group level. These violations have been resolved in 2015 through reducing the exposure.

At December 31, 2015 Aegon’s largest corporate credit exposures are to American United Life Insurance Company, Berkshire Hathaway, General Electric, HSBC and JP Morgan. Aegon had large sovereign exposures, the largest being in the USA, the Netherlands, Germany, UK and Austria. Highly rated sovereign assets, that is AAA rated by all three agencies, and sovereign exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon group level long-term counterparty exposure limits are as follows:

Group limit Amounts in EUR million	2015	2014
AAA	900	900
AA	900	900
A	675	675
BBB	450	450
BB	250	250
B	125	125
CCC or lower	50	50

Credit rating

The ratings distribution of general account portfolios of Aegon’s major reporting units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Aegon uses a composite rating based on a combination of the ratings of S&P, Moody’s, Fitch, Internal and National Association of Insurance Commissioners (NAIC). The rating used is the lower of the external rating and the internal rating.

166	Notes to the consolidated financial statements Note 4

	Americas		The Netherlands		United Kingdom		New Markets		Total 2015 1)
Credit rating general account investments, excluding reinsurance assets 2015	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
AAA	1,528	18,643	1,489	13,361	-	736	-	796	3,017	33,556	36,573
AA	3,239	5,249	96	4,420	-	6,172	-	396	3,335	16,236	19,571
A	2,813	24,525	202	2,054	-	3,654	90	1,651	3,105	31,901	35,006
BBB	212	21,179	459	3,309	-	2,588	54	2,152	725	29,229	29,954
BB	52	2,063	12	201	-	187	11	436	75	2,887	2,962
B	-	1,198	-	26	-	2	5	56	5	1,281	1,286
CCC or lower	-	969	-	-	-	-	4	22	4	991	995
Assets not rated	2,195	4,203	25,229	7,849	-	598	102	140	27,613	13,133	40,746
Total	10,038	78,029	27,487	31,220	-	13,937	267	5,649	37,880	129,214	167,093

Past due and / or impaired assets	23	1,479	520	119	-	1	154	56	697	1,655	2,352

At December 31	10,062	79,508	28,007	31,339	-	13,938	421	5,705	38,577	130,868	169,445
[1] Includes investments of Holding and other activities.

	Americas		The Netherlands		United Kingdom		New Markets		Total 2014 1)
Credit rating general account investments, excluding reinsurance assets 2014	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
AAA	1,418	17,059	866	14,729	-	651	-	617	2,284	33,163	35,447
AA	3,281	6,184	362	3,431	-	5,413	-	310	3,643	15,321	18,964
A	2,104	22,738	238	2,328	-	4,231	55	1,314	2,397	30,624	33,021
BBB	194	20,940	185	2,558	-	2,221	105	1,397	483	27,117	27,600
BB	131	2,016	-	186	-	149	5	430	137	2,781	2,918
B	9	1,297	-	-	-	3	5	40	14	1,340	1,354
CCC or lower	-	861	-	18	-	-	3	12	3	891	894
Assets not rated	2,021	3,462	24,809	24,156	-	570	153	175	26,995	29,383	56,378
Total	9,159	74,557	26,460	47,406	-	13,238	326	4,294	35,956	140,621	176,576

Past due and / or impaired assets	28	1,540	592	122	-	2	161	23	782	1,687	2,469

At December 31	9,187	76,097	27,052	47,528	-	13,240	487	4,318	36,738	142,308	179,045
[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2015	Carrying value 2014
AAA	7	7
AA	8,033	2,376
A	2,771	6,768
Below A	14	14
Not rated	368	329
At December 31	11,193	9,494

Annual Report on Form 20-F 2015

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2015	Americas	The Netherlands	United Kingdom	New Markets	Total 2015 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	4,326	757	21	62	5,167	1,355
Commercial mortgage-backed securities (CMBSs)	4,970	78	590	516	6,153	16

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	959	2,055	-	28	3,041	7
ABSs - Other	2,231	342	2,018	282	4,873	60
Financial - Banking	7,617	1,578	1,321	868	11,385	4
Financial - Other	10,787	222	920	623	12,570	1
Industrial	27,349	2,778	2,315	1,995	34,437	31
Utility	4,450	546	977	250	6,223	-
Sovereign exposure	9,794	15,015	5,178	997	30,984	46
At December 31	72,484	23,370	13,341	5,621	114,834	1,521
[1] Includes investments of Holding and other activities.
Credit risk concentrations – debt securities and money market investments 2014	Americas	The Netherlands	United Kingdom	New Markets	Total 2014 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	4,584	932	21	64	5,601	1,405
Commercial mortgage-backed securities (CMBSs)	5,178	118	434	312	6,042	12

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	784	1,859	-	4	2,647	8
ABSs - Other	2,229	440	2,124	165	4,957	57
Financial - Banking	7,241	753	1,405	669	10,163	9
Financial - Other	10,423	184	1,072	415	12,106	3
Industrial	26,815	2,747	2,398	1,310	33,270	16
Utility	4,041	615	1,010	164	5,831	-
Sovereign exposure	8,811	15,602	4,415	1,177	30,005	37
At December 31	70,105	23,250	12,880	4,280	110,622	1,547
[1] Includes investments of Holding and other activities.
Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2015 1)	Of which past due and / or impaired assets
Agricultural	101	-	-	-	101	10
Apartment	2,796	-	-	-	2,796	-
Industrial	837	-	-	-	837	-
Office	1,880	12	-	-	1,892	6
Retail	1,896	13	-	-	1,909	9
Other commercial	351	35	-	-	386	2
Residential	26	24,720	-	232	24,978	625
At December 31	7,888	24,779	-	232	32,899	653
[1]	Includes investments of Holding and other activities.

168	Notes to the consolidated financial statements Note 4

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2014 1)	Of which past due and / or impaired assets
Agricultural	86	-	-	-	86	9
Apartment	2,030	-	-	-	2,030	-
Industrial	857	-	-	-	857	2
Office	2,096	14	-	-	2,110	10
Retail	1,800	-	-	-	1,800	7
Other commercial	297	53	-	-	351	4
Residential	26	24,186	-	285	24,496	699
At December 31	7,192	24,253	-	285	31,729	731
[1]	Includes investments of Holding and other activities.

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2015, amounted to EUR 8,202 million (2014: EUR 7,622 million). The loan to value (LTV) amounted to approximately 55% (2014: 57%). Of the portfolio 0.07% (2014: 0.23%) is in delinquency (defined as 60 days in arrears). In 2015, Aegon Americas recognized EUR 5 million impairments (net of recoveries) (2014: EUR 8 million) on this portfolio. In 2015, Aegon Americas foreclosed upon, or recovered EUR 23 million (2014: EUR 16 million) of real estate. The 2015 additional impairments associated with these loans at the time of foreclosure amounted to EUR 3 million (2014: impairment recoveries of EUR 1 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2015, amounted to EUR 29,181 million (2014: EUR 28,758 million). The LTV amounted to approximately 90% (2014: 95%). A significant part of the portfolio (60%; 2014: 60%) is government guaranteed. Of the portfolio, 0.8% (2014: 0.9%) is in delinquency (defined as 60 days in arrears). Impairments in 2015 amounted to EUR 9 million (2014: EUR 4 million). During the last ten years defaults of the portfolio have been 5 basis points on average.

Unconsolidated structured entities

Aegon’s investments in unconsolidated structured entities such as RMBSs, CMBSs and ABSs and investment funds are presented in the line item ‘Investments’ of the statement of financial position. Aegon’s interests in these unconsolidated structured entities can be characterized as basic interests, Aegon does not have loans, derivatives, guarantees or other interests related to these investments. Any existing commitments such as future purchases of interests in investment funds are disclosed in note 48 Commitments and contingencies.

For debt instruments, specifically for RMBSs, CMBSs and ABSs, the maximum exposure to loss is equal to the carrying amount which is reflected in the credit risk concentration table regarding debt securities and money market investments. To manage credit risk Aegon invests primarily in senior notes of RMBSs, CMBSs and ABSs. Additional information on credit ratings for Aegon’s investments in RMBSs, CMBSs and ABSs are disclosed in the sections that describe per category of debt securities the composition and impairment assessments. The composition of the RMBSs, CMBSs and ABSs portfolios of Aegon are widely dispersed looking at the individual amount per entity, therefore Aegon only has non-controlling interests in individual unconsolidated structured entities. Furthermore these investments are not originated by Aegon.

Except for commitments as noted in note 48 Commitments and contingencies, Aegon did not provide, nor is required to provide financial or other support to unconsolidated structured entities. Nor does Aegon have intentions to provide financial or other support to unconsolidated structured entities in which Aegon has an interest or previously had an interest.

For RMBSs, CMBSs and ABSs in which Aegon has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in RMBSs, CMBSs and ABSs.

Annual Report on Form 20-F 2015

	Total income for the year ended December 31, 2015			December 31, 2015
2015	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	241	(42)	198	5,167
Commercial mortgage-backed securities	221	(12)	208	6,153
Asset-backed securities	63	7	70	3,041
ABSs - Other	102	326	428	4,873
Total	626	278	905	19,234

	Total income for the year ended December 31, 2014			December 31, 2014
2014	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	236	181	417	5,601
Commercial mortgage-backed securities	220	191	411	6,042
Asset-backed securities	47	3	50	2,647
ABSs - Other	170	547	717	4,957
Total	673	922	1,594	19,248

Monoline insurers

About EUR 0.5 billion of the bonds in Aegon USA’s portfolio are insured by monoline insurers (2014: EUR 0.5 billion), of which EUR 265 million of bonds (2014: EUR 261 million) in the EUR 0.9 billion subprime portfolio (2014: EUR 0.9 billion). Expected claims against the monolines amounted to EUR 72 million (2014: EUR 68 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in Aegon USA’s portfolio that are insured by monoline insurers.

	2015		2014
Bonds insured by monoline insurers	Amortized cost	Fair value	Amortized cost	Fair value
AAA	2	3	4	4
AA	7	7	9	9
< AA	464	446	497	475
At December 31	473	456	510	488

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 473 million (2014: EUR 510 million) indirect exposure on the monoline insurers, 38% relates to Municipal Bond Insurance Association, Inc. (MBIA), 14% to Ambac Financial Group, inc. (AMBAC), and 38% to Financial Security Assurance Inc. (FSA) (2014: 40% related to MBIA, 14% to AMBAC, and 36% to FSA).

At the end of 2015, Aegon USA had one indirect exposure of EUR 24 million via wrapped bonds via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are Aegon’s counterparty (2014: EUR 22 million).

170	Notes to the consolidated financial statements Note 4

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2015, and December 31, 2014:

2015	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities and money market instruments
United States government	8,351	866	(140)	9,077	6,266	2,811
Dutch government	4,245	822	-	5,068	5,049	19
Other government	14,308	2,297	(18)	16,587	15,497	1,090
Mortgage-backed securities	9,991	437	(163)	10,265	6,239	4,025
Asset-backed securities	8,432	548	(128)	8,852	5,171	3,682
Corporate	52,585	4,066	(1,348)	55,302	40,336	14,967
Money market investments	7,141	-	-	7,141	7,141	-
Other	1,120	232	(56)	1,297	1,234	63
Total	106,173	9,268	(1,852)	113,589	86,932	26,657

Of which held by Aegon Americas, NL and UK	100,715	9,029	(1,766)	107,979	83,616	24,363

2014	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities and money market instruments
United States government	6,731	1,092	(22)	7,801	6,693	1,108
Dutch government	4,705	1,025	(1)	5,729	5,707	23
Other government	13,439	2,559	(29)	15,969	15,510	459
Mortgage-backed securities	10,017	637	(124)	10,530	8,559	1,971
Asset-backed securities	8,011	696	(123)	8,584	5,672	2,912
Corporate	47,561	5,758	(435)	52,884	46,566	6,318
Money market investments	6,799	-	-	6,799	6,799	-
Other	1,136	204	(30)	1,310	1,140	170
Total	98,399	11,971	(764)	109,606	96,646	12,960

Of which held by Aegon Americas, NL and UK	94,409	11,656	(743)	105,323	93,142	12,181

Annual Report on Form 20-F 2015

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities and money market investments in an unrealized loss position at December 31, 2015, and December 31, 2014, is presented in the following table:

	December 31, 2015		December 31, 2014
Unrealized losses - debt securities and money market investments	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage-backed securities (RMBSs)	1,823	(155)	1,249	(145)
Commercial mortgage-backed securities (CMBSs)	2,152	(39)	987	(18)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,710	(38)	1,552	(54)
ABSs - Other	1,501	(47)	980	(26)
Financial Industry - Banking	1,919	(169)	1,228	(179)
Financial Industry - Insurance	678	(43)	242	(15)
Financial Industry - Other	711	(31)	325	(15)
Industrial	9,036	(976)	3,835	(197)
Utility	1,019	(57)	239	(11)
Sovereign	3,753	(154)	1,375	(51)
Total held by Aegon Americas, NL and UK	24,300	(1,710)	12,011	(713)
Held by other segments	2,294	(86)	779	(21)
Total	26,594	(1,796)	12,790	(734)

As of December 31, 2015, there are EUR 8,797 million (December 31, 2014: EUR 11,452 million) of gross unrealized gains and EUR 1,710 million (December 31, 2014: EUR 713 million) of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. One issuer represents more than 4% of the total unrealized loss position. The unrealized loss is EUR 140 million and relates to securities issued by the government of the United States of America.

Financial and credit market conditions were mixed over the course of 2015. Developed-world growth remains positive, but generally below potential, despite policy-makers’ efforts to generate a strong recovery. Emerging Market growth, including China, has fallen, generating weak market returns in those countries. US equity markets had modest returns, while global markets were mixed. The US dollar strengthened materially against most currencies. In December, the US Federal Reserve ended its zero interest rate policy and tightened the Fed Funds rate by 25 basis points. Longer term US Treasury rates, though, were only modestly higher for the year. Corporate default rates have remained relatively low due largely to readily available access to funding and strong corporate balance sheet fundamentals. However, credit spreads widened significantly during 2015, reflecting credit concerns in the energy, metals and mining sector and general risk aversion. Oil prices fell to multi-year lows late 2015. The increase in US Treasury rates, coupled with wider spreads, caused the market values of fixed income holdings to decrease relative to their carrying values.

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

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,011 million (December 31, 2014: EUR 5,449 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 4,233 million (December 31, 2014: EUR 4,499 million) is held by Aegon Americas, EUR 757 million (December 31, 2014: EUR 932 million) by Aegon the Netherlands, and EUR 21 million

172	Notes to the consolidated financial statements Note 4

(December 31, 2014: EUR 21 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 93 million (December 31, 2014: EUR 88 million), which are classified as fair value through profit or loss.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,471	-	-	-	-	1,471	1,493
Prime jumbo	-	1	1	13	199	213	224
Alt-A	-	-	30	3	476	509	596
Negative amortization floaters	-	-	-	1	781	782	807
Reverse mortgage RMBS	-	-	-	190	46	237	171
Subprime mortgage 1)	1	43	119	79	600	843	908
Manufactured housing 1)	-	-	1	15	19	35	33
Other housing 1)	-	-	-	-	-	-	-
At December 31, 2015	1,472	44	151	301	2,121	4,090	4,232

Of which insured	-	-	30	-	15	45	49
[1] Reported as part of asset-backed securities in the table on page 170.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,564	-	-	-	-	1,564	1,615
Prime jumbo	1	1	1	14	221	238	244
Alt-A	-	-	31	3	489	523	632
Negative amortization floaters	-	-	-	15	745	760	850
Reverse mortgage RMBS	-	-	-	141	102	243	175
Subprime mortgage 1)	6	57	168	96	536	864	944
Manufactured housing 1)	-	-	1	14	21	36	37
Other housing 1)	2	-	-	-	-	2	2
At December 31, 2014	1,573	58	201	283	2,114	4,230	4,499

Of which insured	-	-	146	1	224	372	355
[1]	Reported as part of asset-backed securities in the table on page 170.

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

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 35% with a weighted average of approximately 5.2% (December 31, 2014: 4.8%), assumed defaults on delinquent loans range from 53% to 100% with a weighted average of approximately 85.8% (December 31, 2014: 86.3%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 55.7% (December 31, 2014: 54.7%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage

Annual Report on Form 20-F 2015

portfolio are as follows: prepayment assumptions range from approximately 3% to 16% with a weighted average of approximately 6.1% (December 31, 2014: 6.2%), assumed defaults on delinquent loans range from 68% to 100% with a weighted average of approximately 89.6% (December 31, 2014: 89.9%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 20% to 103%, with a weighted average of approximately 72.1% (December 31, 2014: 73.3%).

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

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 155 million (December 31, 2014: 145 million), of which EUR 147 million (December 31, 2014: EUR 142 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS was EUR 159 million (December 31, 2014: EUR 309 million), including a EUR 145 million (December 31, 2014: EUR 269 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States has continued to improve as evidenced by rising home prices and sales volume. The pace of improvement has slowed considerably from the rapid pace seen post-financial crisis, and is expected to continue to moderate in the coming years. However, the positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated for subprime loans but are starting to show signs of improvement for other RMBS sectors. The improving housing market and underlying loan credit performance has led to credit spreads tightening across the asset class for the past few years, but the upside going forward is limited.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s RMBS instruments (AFS and FVTPL) were determined as follows:

	Level II	Level III	Total 2015	Level II	Level III	Total 2014
RMBS	4,068	258	4,326	4,320	264	4,584

Commercial mortgage-backed securities

As of December, 31, 2015, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,636 million (December 31, 2014: EUR 5,701 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 4,969 million (December 31, 2014: EUR 5,149 million) is held by Aegon USA, EUR 590 million (December 31, 2014: EUR 434 million) by Aegon UK and EUR 78 million (December 31, 2014: EUR 118 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas amounted to EUR 39 million as of December 31, 2015 (December 31, 2014: EUR 18 million). The total net unrealized gain on the available-for-sale CMBS as of December 31, 2015, is EUR 181 million (December 31, 2014: EUR 275 million), of which EUR 61 million (December 31, 2014: EUR 167 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 119 million and Aegon the Netherlands at EUR 1 million. Throughout 2015, CMBS fundamentals continued to improve as the pace of credit deterioration moderated, commercial real estate valuations continued to improve and there was a greater availability of financing. Liquidity has improved within the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

174	Notes to the consolidated financial statements Note 4

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 1 million (December 31, 2014: EUR 29 million), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,879	705	87	119	117	4,908	4,969
At December 31, 2015	3,879	705	87	119	117	4,908	4,969

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,038	548	103	119	173	4,981	5,149
At December 31, 2014	4,038	548	103	119	173	4,981	5,149

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

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2015.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s CMBS instruments (AFS and FVTPL) were determined as follows:

	Level II	Level III	Total 2015	Level II	Level III	Total 2014
CMBS	4,910	60	4,970	5,119	59	5,178

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 7,213 million (December 31, 2014: EUR 7,420 million) of AFS ABS instruments of which EUR 3,178 million (December 31, 2014: EUR 2,997 million) is held by Aegon USA, EUR 2,396 million (December 31, 2014: EUR 2,300 million) by Aegon the Netherlands and EUR 1,639 million (December 31, 2014 EUR 2,124 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 12 million (December 31, 2014: EUR 16 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on AFS ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 85 million as of December 31, 2015 (December 31, 2014: EUR 80 million). Aegon USA has EUR 55 million (December 31, 2014: EUR 38 million) of this gross unrealized loss and Aegon the Netherlands EUR 29 million (December 31, 2014: EUR 41 million). The stronger financial and economic conditions have helped stabilize in the US and Europe, the performance of the underlying collateral backing many of these securities. The European ABS market had a reasonable strong start of the year. Towards the mid-part of 2015, the sentiment started to turn due to macroeconomic concerns about a slowdown in global economic growth and the oil turmoil. The combination of these factors has led to wider credit spreads over 2015. In the US, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector, with most sectors exhibiting wider credit spreads over the course of the year.

Annual Report on Form 20-F 2015

The breakdown by quality of the available-for-sale ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	392	63	36	-	-	491	505
Autos	246	18	13	20	-	297	297
Small business loans	-	3	12	-	151	166	154
CDOs backed by ABS, Corp. bonds, Bank loans	1,747	744	304	128	107	3,031	3,005
Other ABS	738	424	1,708	333	53	3,256	3,636
At December 31, 2015	3,122	1,252	2,074	482	312	7,241	7,596

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	382	36	77	42	-	536	556
Autos	220	11	15	4	-	251	252
Small business loans	-	5	23	51	114	193	187
CDOs backed by ABS, Corp. bonds, Bank loans	1,277	750	357	117	179	2,680	2,643
Other ABS	771	442	1,657	367	34	3,271	3,782
At December 31, 2014	2,650	1,243	2,129	581	327	6,931	7,420

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands and Aegon UK ABS instruments (AFS and FVTPL) were determined as follows:

	Level II	Level III	Total 2015	Level II	Level III	Total 2014
ABSs	4,443	3,161	7,605	4,467	2,969	7,436

Corporate - Financial sector

The Corporate - Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial - Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial sector – Banking sub-sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 9,157 million (December 31, 2014: EUR 9,458 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 169 million (December 31, 2014: EUR 181 million) and the net unrealized gain on these bonds amounted to EUR 327 million (December 31, 2014: EUR 489 million).

Bank regulators have implemented a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an effort to reduce systemic risk. Many banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines. In addition, regulators and central governments are adopting new bank guidelines, which are designed to reduce systemic risk by tapping loss-absorbing capital, as needed, to recapitalize or resolve a bank without using taxpayer money. Globally, risk concentrations on bank balance sheets continue to exist, and ratings for some banks remain under pressure, but central banks are accommodative and confidence in the sector has increased materially since the financial crisis.

Within the Banking sub-sector, Aegon holds EUR 1,053 million (December 31, 2014: EUR 1,116 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 119 million (December 31, 2014 EUR 114 million).

There is one individual issuer rated below investment grade in the Banking sub-sector which has unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized loss	Rating	Aging of unrealized loss
Belfius Bank SA	Banking	90	36	BB	> 24 months

176	Notes to the consolidated financial statements Note 4

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 90 million as of December 31, 2015 (December 31, 2014: EUR 74 million). These below investment grade securities had gross unrealized losses of EUR 36 million as of December 31, 2015 (December 31, 2014: EUR 39 million). Belfius Bank SA was created as a result of the financial crisis, Belfius Bank has been 100% owned by the Belgium Government since it was split out of Dexia in October, 2011. The bank operates as a bank-insurer, providing public finance, project finance and other financial services to local governments, the public welfare sector and retail and corporate clients. Historically, the bank’s credit risk has been centered on three areas: 1) an oversized bond investment portfolio (wholesale funded); 2) a large amount of credit guarantees provided by Belfius and reinsured with monolines on bonds issued by entities principally active in infrastructure and public utilities projects; and 3) a significant level of funding exposure to Dexia Group. The funding provided to Dexia was repaid in February, 2015 and the bond portfolio and credit guarantees have declined in scale and will be run-down to a risk level in line with Belfius’ core franchise business. The material de-risking by the bank since 2011, combined with a relatively stable bank-insurance business model, has lessened Aegons’ concern with Belfius. Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

Corporate - Industrial sector

The Corporate - Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Basic Industry and Consumer Non-Cyclical sub-sectors.

Corporate - Industrial sector - Basic Industry sub-sector

The Basic Industry sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products, with the majority of the gross unrealized loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, ferrous metals, precious metals, iron ore and coal. Slowing economic data out of China has resulted in reduced demand for the base metals and bulk steel-making commodities as the country comprises from 40%-60% of global consumption for most of these commodities. The lack of a sufficient response on the supply side for these commodities has driven significant pricing pressure. The top line pressure companies are experiencing combined with their willingness to take on additional debt when commodity prices were rising has resulted in a substantial deterioration in credit metrics for the majority of the metals and mining industry. Chemicals have been positively impacted by continued low natural gas prices within the US, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs, increasing competition from global peers and the potential for lower margins given falling oil prices. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products, such as newsprint, remain challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2015.

There is one individual issuer rated below investment grade in the Basic Industry sub-sector which has unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized loss	Rating	Aging of unrealized loss
Teck Resources Ltd.	Basic Industry	28	37	BB	> 24 months

Aegon’s available-for-sale debt securities for Teck Resources Limited have a fair value of EUR 28 million as of December 31, 2015. These below investment grade securities had gross unrealized losses of EUR 37 million as of December 31, 2015 (December 31, 2014: EUR 7 million). Teck Resources Limited is a diversified mining company with assets in Canada, the United States, Peru and Chile. The decline in value has been due to the weakness in pricing for metallurgical coal, copper and zinc, which are Teck’s three main commodity exposures. The reduction in earnings relates to falling commodity prices, which is compounded by sizable capital expenditure commitments. Teck’s liquidity position continues to remain solid. The weaker Canadian dollar and lower oil prices are helping to offset some of the top line pressure by driving down unit costs for Teck’s commodity production. While pressure is expected to remain on commodity prices, Teck’s maturity profile is not overly onerous relative to its liquidity position, providing it with an ample runway to wait out an improvement in commodity prices, therefore Aegon evaluated that the contractual terms of this investment will be met and was not impaired as of December 31, 2015.

Corporate - Industrial sector - Consumer Non-Cyclical sub-sector

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverage and pharmaceuticals. Food and Beverage balance sheets have begun to modestly weaken as mergers and acquisitions have picked up in the sector. The activity has been in

Annual Report on Form 20-F 2015

response to less impactful cost savings programs in a continued low volume, slow growth environment. While showing signs of stabilization, the pharmaceutical sector continues to deal with some patent cliff issues. As drugs roll off their patents, generic competition takes market share and pulls down margins. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. Merger and acquisition activity continues to be prevalent in the sector, at times resulting in additional leverage. Finally, some companies have analyzed their business models and decided to spin off business lines, in an effort to concentrate on their core competencies. In certain instances, this has resulted in smaller, less diversified companies. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

Corporate - Industrial sector - Consumer Cyclical sub-sector

The Consumer Cyclical sub-sector encompasses various industries ranging from retailers to home construction. The more significant of these sub-sectors from an unrealized loss perspective are retailers, leisure, home construction and automotive. Within the retail sector, merger and acquisition activity has resulted in additional leverage and a more risky profile of some specific companies. As these companies realize synergies and right-size their capital structure with further debt reduction, operating metrics should show signs of stabilization. Lower fuel prices provide potential for additional consumer discretionary spending, especially in the lower-income demographic. The leisure sector should benefit from historically low fuel prices for both operators via lower operating costs, and consumers with additional cash in their wallets. The cruise line sector specifically also stands to benefit from increased customer penetration off a very low base, and entry into the high-potential Chinese market. The home construction sector continues to benefit from the housing recovery. In general, home closings and orders continue to grow at a healthy pace in most markets. However, companies are starting to note accelerated softness in oil and gas related housing markets. This, along with labor shortage issues and rising land costs, have negatively impacted recent results for some companies. Most enterprises still remain optimistic with the housing cycle and are continuing to invest in land to grow its business. Therefore, leverage remains elevated and companies are relying on the capital markets to address near term obligations. Within the automotive sector, the underlying fundamentals driving sales and earnings performance of the automotive industry continue to be supported by relatively strong consumer confidence, high credit availability, low oil prices and financing rates and continued demand for high-margin full-size pickups and SUVs. Lower fixed cost structures have improved the profitability and lowered the breakeven production and sales levels for the industry. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

Corporate - Industrial sector - Capital Goods sub-sector

The Capital Goods sub-sector encompasses various sub-sectors including building materials, diversified manufacturing, aerospace/ defense, packaging, environmental and construction machinery. The more significant of these sub-sectors from an unrealized loss perspective are building materials, diversified manufacturing and aerospace/defense. In general, the building material industry continues to benefit from growth in overall construction spending. Growth has been tempered lately by labor shortage issues, which is contributing to project delays and higher costs. However, most companies maintain a favorable outlook and continue to use excess cash or incremental borrowings to fund growth initiatives. Therefore, given the business is highly cyclical, the recent softness in pockets of the economy has weighed on companies with constrained liquidity and near term debt maturities. The diversified manufacturing space has shown signs of weakness due to lower capital spending by customers engaged in the oil & gas markets. With oil prices at historically low levels, customers are reluctant to take on additional projects or spend capital to improve their infrastructure. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. In the aerospace/ defense sector, demand for commercial aircraft has been weaker than expected, as low fuel prices have pushed out demand and may put pressure on historically low order cancellation rates for more fuel efficient commercial aircraft. Additionally, the business jet market has seen signs of weakness and deliveries are expected to be lower in 2016 compared to 2015. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

Corporate - Industrial sector - Transportation sub-sector

The Transportation sub-sector can be further divided into airlines, railroads and transportation services. The majority of the gross unrealized loss relates to completed and operating private infrastructure, such as airports, ports and toll roads. These investments tend to trade at tighter yields than the broader transportation sector due to limited competition and the benefit of security in long-life asset. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments impaired as of December 31, 2015.

178	Notes to the consolidated financial statements Note 4

Corporate - Industrial sector - Communication sub-sector

The Communication sector encompasses various sub-sectors including cable satellite, media entertainment, wireless and wirelines. Merger and acquisition speculation and activity created volatility in each of the sub-sectors during the year. In addition, several issuers in the communications sector are among the largest issuers in the market and were negatively impacted by the sell-off in liquid securities. On a fundamental basis, the competitive environment in the wireless market remains challenging. The wireline market continues to see a gradual secular decline, whereas cable continues to benefit from the demand for broadband. Media is experiencing an evolution away from traditional media to digital. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

There are no remaining individual issuers rated below investment grade in the Corporate - Industrial sector which have unrealized loss positions greater than EUR 25 million.

Corporate - Energy industry sector

The Energy Industry sector encompasses various sub-sectors including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to independent oil and gas producers, as well as oil field services and drilling. Falling oil prices, and continued low natural gas prices, have reduced cash flow for upstream oil and gas producers. Oil field service and drilling companies have been pressured by the prospect of margin pressure resulting from new capacity additions and the prospect of lower capital spending by their upstream client base. Commodity price pressure stems from strong non-OPEC supply growth, softening global demand, and shifting OPEC policy. Companies have responded with capital spending and cost reduction programs, but cash flows and credit metrics continue to weaken. Some issuers have also initiated debt exchange offers that have put additional pressure on security pricing. Midstream processing and transport companies have begun to be impacted by weaker volume growth, higher capital costs, counterparty concerns, and in some cases, commodity price exposure. Refiners have seen positive near term impacts from lower feedstock costs and stronger demand. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2015.

There is one individual issuer rated below investment grade in the Energy Industry sector which has unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized loss	Rating	Aging of unrealized loss
Transocean Inc.	Energy	27	26	BB	> 24 months

Aegon’s available-for-sale debt securities for Transocean Inc. have a fair value of EUR 27 million as of December 31, 2015. These below investment grade securities had gross unrealized losses of EUR 26 million as of December 31, 2015 (December 31, 2014: EUR 9 million). Transocean is an offshore drilling contractor, leasing rigs to the energy industry. Transocean is wholly dependent on the financial standing and capital spending of its customers engaged in exploring and producing oil and natural gas. The weak oil prices have negatively affected the outlook for 2016 and 2017 upstream capital spending. Also, negative rig supply and demand dynamics have affected pricing and utilization. As a result, Transocean’s near-term EBITDA throughout 2016 and 2017 is expected to fall materially. The negative fundamental landscape and negative ratings migration has led to the decline in bond prices. Transocean currently has a strong liquidity position. Also, the elimination of Transocean’s dividend and the delay of capital spending has better matched its cash flow outspend. Lastly, there is likely secured financing available to Transocean over this timeframe as it has contracted rigs through 2020+ with IG customers that are currently unencumbered. This last step may be needed in 2018, by which time we expect oil prices and upstream capital expenditures to be a bit more favorable than the current environment. As a result, no impairment is warranted at this time.

Corporate - Utility sector

The Utility sector is further subdivided into electric, natural gas and other sub-sectors, with a majority of the gross unrealized losses in electrics domiciled in the United States.

Within the Electric sub-sector, regulated electric utilities, which account for the majority of debt issuance in the sector, continue to produce predictable cash flow and credit trends have been stable to improving for most companies operating in the United States. The low natural gas price environment has generally been beneficial for regulated utilities because it has had the effect of decreasing the fuel component on customer’s bills. Lower all in cost to the customer generally enables increases in other operating costs to be passed through with less regulatory lag. Unregulated merchant power generators operating in the United States have been negatively

Annual Report on Form 20-F 2015

impacted by low natural gas prices and the corresponding low electricity prices as well as reduced customer usage. These companies have experienced margin pressure for their coal and nuclear generation assets. Absent a recovery in electricity prices, credit fundamentals for merchant generators could show further deterioration as hedges continue to roll-off. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Sovereign

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2015.

There are no individual issuers rated below investment grade in the sovereign sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2015		December 31, 2014
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	1,172	(22)	674	(6)
Over 1 through 5 years	5,011	(225)	3,178	(136)
Over 5 through 10 years	7,496	(386)	3,891	(145)
Over 10 years	10,621	(1,077)	4,268	(425)
Total	24,300	(1,710)	12,011	(713)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2015		December 31, 2014
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
AAA	6,740	(188)	2,980	(44)
AA	2,381	(54)	1,209	(25)
A	4,127	(204)	2,080	(93)
BBB	8,021	(752)	3,570	(250)
BB	1,420	(287)	1,060	(172)
B	812	(91)	615	(41)
Below B	799	(134)	498	(89)
Total	24,300	(1,710)	12,011	(713)

180	Notes to the consolidated financial statements Note 4

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	At December 31, 2015
	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	12,890	1,458	(516)	(121)
6 – 12 months	4,334	357	(267)	(80)
> 12 months	4,045	1,216	(416)	(311)
Total	21,269	3,031	(1,198)	(512)
	At December 31, 2014
	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,799	1,058	(104)	(58)
6 – 12 months	637	104	(21)	(9)
> 12 months	4,403	1,011	(286)	(234)
Total	9,839	2,173	(411)	(302)

The unrealized loss worsened during 2015 due to rising interest rates and widening credit spreads in the US and UK.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

	2015		2014
Aging and severity unrealized losses	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	1,422	(97)	1,054	(55)
CV 40-70% of amortized cost	33	(16)	4	(3)
CV < 40% of amortized cost	4	(8)	-	-
0-6 months	1,458	(121)	1,058	(58)

CV 70-100% of amortized cost	308	(45)	104	(9)
CV 40-70% of amortized cost	48	(33)	-	-
CV < 40% of amortized cost	1	(2)	-	-
6-12 months	357	(80)	104	(9)

CV 70-100% of amortized cost	337	(46)	137	(9)
CV 40-70% of amortized cost	73	(58)	17	(14)
CV < 40% of amortized cost	5	(22)	-	(1)
12-24 months	415	(125)	154	(24)

CV 70-100% of amortized cost	761	(143)	713	(118)
CV 40-70% of amortized cost	26	(13)	136	(76)
CV < 40% of amortized cost	15	(29)	7	(16)
> 24 months	802	(185)	857	(210)
Total	3,031	(512)	2,173	(302)

There are three individual issuers, Belfius Bank SA, Teck Resources and Transocean Inc. rated below investment grade that have an unrealized loss greater than EUR 25 million. These issuers have been separately disclosed above in the Corporate – Financial sector and Industrial sector portions of note 4.

Annual Report on Form 20-F 2015

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the twelve months ended December 31, 2015, and December 31, 2014.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK	Gross realized gains	Gross realized losses
December 31, 2015
Debt securities	545	(207)
December 31, 2014
Debt securities	584	(124)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 - 12 months	> 12 months	Total
December 31, 2015
Debt securities	(154)	(53)	(207)
December 31, 2014
Debt securities	(58)	(66)	(124)

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended December 31, 2015, and December 31, 2014, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2015	2014
	(Impairment) / recovery	(Impairment) / recovery
Impairments:
Other (none individually greater than EUR 25 million)	(32)	(36)
Subtotal	(32)	(36)

Recoveries:

Total recoveries	110	56
Sub-total	110	56
Net (impairments) and recoveries	77	20

Net (impairments) and recoveries

Net recoveries for the twelve months ended December 31, 2015, totaled EUR 77 million (twelve months ended December 31, 2014: EUR 20 million net recoveries).

For the twelve months ended December 31, 2015, Aegon recognized EUR 110 million (twelve months ended December 31, 2014: EUR 56 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In 2015, Aegon recognized EUR 83 million in recoveries on an investment, Countrywide, which is based on the Bank of America legal settlement process stemming from the financial crisis.

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

182	Notes to the consolidated financial statements Note 4

Aegon’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. Aegon generally does not use the non-cash collateral for its own operations.

		2015				2014
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	51	3	53	108	10	53	14	77
Mortgage loans	58	4	6	68	51	4	6	61
Other loans	29	-	-	29	38	-	1	40
Accrued interest	-	-	6	7	-	3	1	4
At December 31	138	8	65	211	99	60	23	182

Impaired financial assets	Carrying amount 2015	Carrying amount 2014
Shares	128	132
Debt securities - carried at fair value	1,413	1,470
Mortgage loans	584	670
Private Loans	9	7
Other loans	7	4
Other financial assets - carried at fair value	5	8
At December 31	2,147	2,291

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 4 million of impairment charges for the twelve months ended December 31, 2015 (twelve months ended December 31, 2014: EUR 3 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of December 31, 2015, there are EUR 121 million of gross unrealized gains and EUR 13 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2014: EUR 180 million of gross unrealized gains and EUR 12 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2015
Shares	593	794	201	747	214	47	(13)
December 31, 2014
Shares	444	610	166	538	177	72	(11)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at December 31, 2015, and December 31, 2014 is presented in the table below.

Annual Report on Form 20-F 2015

	2015		2014
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Consumer	-	-	12	-
Financials	47	(13)	54	(11)
Funds	-	-	5	(1)
Total	47	(13)	72	(11)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to their impairment in 2015 and 2014.

In million EUR	0-6 months
2015
Shares	-
2014
Shares	(2)

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

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2015
Equity funds	152	470	-	57	-	679
Common shares 1)	303	-	475	15	114	907
Preferred shares	228	-	-	2	-	230
Investments in real estate	840	1,148	-	2	-	1,990
Hedge funds	1,581	1	-	2	-	1,585
Other alternative investments	1,385	-	-	-	10	1,395
Other financial assets	585	-	4	8	-	596
At December 31	5,074	1,619	479	86	124	7,382
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total 2014
Equity funds	141	518	-	15	-	674
Common shares 1)	272	7	193	13	105	591
Preferred shares	254	-	-	2	-	256
Investments in real estate	721	1,069	-	2	-	1,792
Hedge funds	786	1	-	-	-	787
Other alternative investments	1,408	-	-	-	-	1,408
Other financial assets	645	-	134	8	-	786
At December 31	4,227	1,596	327	39	105	6,295
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR 1 million.

184	Notes to the consolidated financial statements Note 4

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2015 1)	Of which impaired assets
Communication	43	-	-	-	48	-
Consumer	25	-	-	-	43	-
Financials	557	4	190	-	775	6
Funds	-	129	286	68	547	121
Industries	12	-	-	-	16	-
Other	14	4	-	4	31	2
At December 31	652	136	475	73	1,460	128
[1] Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2014 1)	Of which impaired assets
Communication	40	1	-	-	43	-
Consumer	16	2	-	-	30	2
Financials	545	5	-	2	578	1
Funds	-	146	193	22	408	124
Industries	24	1	-	1	36	-
Other	11	6	-	2	29	5
At December 31	636	161	193	28	1,123	132
[1] Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2015	2014	2013	2012	2011
S&P 500	2,044	2,059	1,848	1,426	1,258
Nasdaq	5,007	4,736	4,177	3,020	2,605
FTSE 100	6,242	6,566	6,749	5,898	5,572
AEX	442	424	402	343	312

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below.

The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon holds options in its portfolio to provide protection for equity market declines. In 2015 Aegon added options to the portfolio to provide additional protection.

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2015
Equity increase 10%	132	237
Equity decrease 10%	25	(99)
Equity increase 20%	279	504
Equity decrease 20%	104	(132)
2014
Equity increase 10%	107	244
Equity decrease 10%	(115)	(247)
Equity increase 20%	146	413
Equity decrease 20%	(209)	(474)

Annual Report on Form 20-F 2015

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

Aegon operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and account holders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over Aegon’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All legal entities and Aegon Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario.

Aegon held EUR 36,521 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2014: EUR 35,604 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 39 Borrowings, amounting to EUR 3,568 million which were unused at the end of the reporting period (2014: EUR 4,404 million).

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

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2015
Trust pass-through securities	-	9	38	47	169	263
Subordinated loans	-	28	112	112	1,183	1,435
Borrowings	-	2,665	7,117	430	3,833	14,045
Investment contracts 1)	10,285	2,140	2,056	1,062	1,683	17,225
Investment contracts for account of policyholders 1)	32,786	3,261	-	-	282	36,329
Other financial liabilities	7,291	2,757	871	12	29	10,962
2014
Trust pass-through securities	-	8	34	42	160	244
Subordinated loans	-	28	112	140	1,134	1,414
Borrowings	-	3,684	6,472	1,884	3,527	15,568
Investment contracts 1)	8,795	2,171	2,516	1,320	1,058	15,861
Investment contracts for account of policyholders 1)	29,911	3,427	-	-	114	33,453
Other financial liabilities	10,407	3,935	162	5	24	14,532

[1]	Excluding investment contracts with discretionary participating features.

186	Notes to the consolidated financial statements Note 4

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

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2015
Insurance contracts	-	5,130	21,353	22,153	131,584	180,220
Insurance contracts for account of policyholders	-	7,205	30,668	31,314	97,230	166,417
Investment contracts	-	3,213	6,570	4,381	5,776	19,941
Investment contracts for account of policyholders	255	11,489	28,422	26,050	64,509	130,725
2014
Insurance contracts	-	4,962	20,261	21,348	117,892	164,463
Insurance contracts for account of policyholders	-	6,580	27,434	26,771	85,482	146,267
Investment contracts	-	2,367	6,581	4,154	4,756	17,858
Investment contracts for account of policyholders	289	9,948	27,591	25,372	72,461	135,661

[1]	The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 36 Insurance contracts and 37 Investments contracts.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2015	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	15,428	10,166	16,984	32,890	75,468
Cash outflows	-	(15,812)	(11,179)	(16,871)	(29,622)	(73,485)

Net settled
Cash inflows	-	175	993	1,742	4,493	7,403
Cash outflows	-	(89)	(447)	(823)	(4,935)	(6,294)

[1]	Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2014	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	17,004	10,957	20,187	45,628	93,777
Cash outflows	-	(16,832)	(11,270)	(20,123)	(41,463)	(89,689)

Net settled
Cash inflows	-	149	922	1,671	4,455	7,196
Cash outflows	-	(85)	(510)	(879)	(4,079)	(5,552)

[1]	Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Annual Report on Form 20-F 2015

5 Segment information

Aegon conducted its operations through five primary reporting segments in 2015:

¿	Aegon Americas: covers business units in the United States, Canada (until July 31, 2015), Brazil and Mexico, including any of the units’ activities located outside these countries;
¿	Aegon the Netherlands: covers businesses operating in the Netherlands;
¿	Aegon UK: covers businesses operating in the United Kingdom;
¿	New Markets: covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuities activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;
¿	Holding and other activities: includes financing, employee and other administrative expenses of holding companies.

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure underlying earnings before tax provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gains or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

During 2015, Aegon implemented actuarial assumption and model updates resulting in a net EUR 181 million charge to income before tax.

Assumption updates resulted in a net EUR 24 million gain to income before tax. Charges arising from actuarial assumption updates included in underlying earnings before tax in 2015 amounted to EUR 77 million:

¿	A charge for actuarial assumption updates in the Americas Life & Protection business amounted to EUR 17 million, and was primarily related to updated mortality assumptions of active lives and updated lapse assumptions.
¿	Actuarial assumption updates in the Americas Investments & Retirement business resulted in a charge of EUR 60 million and was primarily related to expense assumption updates related to fixed and variable annuity contracts.

Actuarial assumption changes not included in underlying earnings before tax had a favorable impact on income before tax of EUR 101 million. This has been recorded in fair value items and is primarily reflecting an update of the risk free yield curve to determine Aegon’s liabilities for certain variable annuity contracts as well as economic scenario updates for both fixed and variable annuity contracts.

In 2015, management decided to change the measurement of underlying earnings before tax by including the impact of model updates as part of ‘Other income/(charges)’ rather than as part of underlying earnings before tax. The models are used to support calculations of Aegon’s liabilities for insurance and investment contracts sold to policyholders and related assets. Model updates could result in either a strengthening of reserves or a release of reserves held to cover for insurance or investment contracts inforce and the related treatment of deferred acquisition costs or costs of value of business acquired. The reason for this change in measurement is that management believes that these model updates are expected not to be recurring.

188	Notes to the consolidated financial statements Note 5

Model updates not included in underlying earnings before tax had an adverse impact on income before tax of EUR 205 million:

¿	A charge of EUR 275 million in the Americas Life & Protection business for enhancing the modeling of universal life policies.
¿	Model updates in the Americas Investments & Retirement business resulted in a gain of EUR 132 million.
¿	A charge of EUR 61 million in New Markets regarding model updates in Asia.

The impact of this change in measurement on 2014 would have been an increase in Aegon Group consolidated underlying earnings before tax of EUR 82 million and a decrease in ‘Other income/(charges)’ for the same amount for segment reporting purposes. The impact is split between the Americas (EUR 57 million) and New Markets (EUR 26 million). The presentation of the items in the IFRS income statement remained unchanged and continue to be part of the line ‘Policyholder claims and benefits’.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates including the effect of deferred policyholder acquisition costs when the returns are part of a product grouping where DPAC is amortized based on gross profits. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

As of 2015, the impact of model updates used to support calculations of Aegon’s liabilities for insurance and investment contracts sold to policyholders and related assets are reported under this caption as well.

Annual Report on Form 20-F 2015

Other charges may include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the consolidated income statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run -off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2015
Underlying earnings before tax	1,200	537	125	236	(163)	2	1,939	34	1,973
Fair value items	(589)	175	(27)	8	(68)	-	(500)	(59)	(559)
Realized gains / (losses) on investments	(74)	306	95	20	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	119	-	119
Other income / (charges)	(938)	(22)	27	(47)	-	-	(980)	21	(959)
Run-off businesses	52	-	-	-	-	-	52	-	52
Income / (loss) before tax	(277)	977	220	215	(230)	2	906	(33)	874
Income tax (expense) / benefit	31	(223)	(2)	(71)	71	-	(194)	33	(162)
Net income / (loss)	(246)	753	218	144	(159)	2	712	-	712
Inter-segment underlying earnings	(220)	(55)	(75)	339	10
Revenues
2015
Life insurance gross premiums	7,046	2,240	5,650	2,565	4	(106)	17,400	(431)	16,969
Accident and health insurance	2,266	234	47	170	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	244	2	-	720	(80)	640
Total gross premiums	9,312	2,947	5,697	2,979	13	(112)	20,836	(524)	20,311
Investment income	3,680	2,277	2,327	291	387	(385)	8,576	(51)	8,525
Fee and commission income	1,704	351	43	813	-	(278)	2,633	(195)	2,438
Other revenues	9	-	-	2	7	-	19	(5)	14
Total revenues	14,705	5,575	8,067	4,086	406	(776)	32,064	(775)	31,289
Inter-segment revenues	24	2	-	356	393

190	Notes to the consolidated financial statements Note 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	1,134	558	115	196	(139)	1	1,865	(9)	1,856
Fair value items	(497)	(766)	(15)	(6)	(82)	-	(1,366)	2	(1,364)
Realized gains / (losses) on investments	85	431	164	16	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(43)	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	66	-	66
Other income / (charges)	(52)	(113)	(49)	(24)	(3)	-	(240)	22	(218)
Run-off businesses	(21)	-	-	-	-	-	(21)	-	(21)
Income / (loss) before tax	669	99	215	139	(223)	1	900	(10)	889
Income tax (expense) / benefit	(79)	(37)	(37)	(50)	60	-	(143)	10	(132)
Net income / (loss)	590	62	178	89	(164)	1	757	-	757
Inter-segment underlying earnings	(173)	(58)	(59)	272	18
Revenues
2014
Life insurance gross premiums	6,461	3,982	4,859	2,015	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	163	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	224	-	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,073	234	326	(323)	8,191	(42)	8,148
Fee and commission income	1,485	324	43	623	-	(237)	2,237	(100)	2,137
Other revenues	2	-	-	3	5	-	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	336	(637)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	292	327

Annual Report on Form 20-F 2015

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2013
Underlying earnings before tax	1,314	454	87	227	(109)	(3)	1,968	(50)	1,918
Fair value items	(980)	(41)	(16)	(21)	(61)	-	(1,118)	37	(1,082)
Realized gains / (losses) on investments	110	342	48	-	-	-	500	-	500
Impairment charges	(111)	(40)	(31)	(16)	-	-	(198)	-	(198)
Impairment reversals	67	8	-	-	-	-	75	-	75
Other income / (charges)	72	(36)	(45)	(33)	(11)	-	(52)	6	(47)
Run-off businesses	21	-	-	-	-	-	21	-	21
Income / (loss) before tax	493	687	43	158	(181)	(3)	1,197	(8)	1,189
Income tax (expense) / benefit	(86)	(166)	33	(31)	42	-	(208)	8	(200)
Net income / (loss)	407	521	76	127	(139)	(3)	989	-	989
Inter-segment underlying earnings	(173)	(54)	(59)	257	29
Revenues
2013
Life insurance gross premiums	6,187	3,515	6,537	1,349	14	(73)	17,529	(416)	17,112
Accident and health insurance	1,787	243	-	170	8	(8)	2,200	(10)	2,190
General insurance	-	487	-	194	-	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	22	(82)	20,410	(471)	19,939
Investment income	3,370	2,310	2,054	233	336	(336)	7,968	(58)	7,909
Fee and commission income	1,273	328	80	583	-	(238)	2,026	(76)	1,950
Other revenues	4	-	-	2	4	-	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	362	(656)	30,413	(608)	29,805
Inter-segment revenues	20	1	1	292	342

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

192	Notes to the consolidated financial statements Note 5

	Note	2015	2014	2013
Underlying earnings before tax		1,973	1,856	1,918
Fair value items		(503)	(425)	(967)
Realized gains and (losses) on financial investments	10	349	697	500
Gains and (losses) on investments in real estate	10	145	(4)	(49)
Fair value changes on economic hedges for which no hedge accounting is applied	10	(41)	(799)	65
Ineffective portion of hedge transactions for which hedge accounting is applied	10	8	43	12
Realized gains and (losses) on repurchased debt	10	2	3	-
Net foreign currency gains and (losses)	10	(5)	-	-
Fair value movements of guarantees related to liabilities for insurance contracts	12	(183)	(150)	(143)
DPAC / VOBA offset 1)	14	(31)	(26)	(22)
Impairment (charges)/reversals	15	24	(79)	(296)
Other income / (charges)	11, 12, 14, 17	(917)	(205)	149
Run-off businesses	5	52	(21)	21
Income before tax		873	889	1,189

[1]	Including a fair value adjustment of EUR 21 million (2014: EUR 28 million; 2013: EUR 1 million).

Other selected income statement items	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2015
Amortization of deferred expenses, VOBA and future servicing rights	767	39	218	123	-	1,147
Depreciation	31	17	22	13	-	84
Impairment charges / (reversals) on financial assets, excluding receivables	(68)	20	-	23	-	(24)
Impairment charges / (reversals) on non-financial assets and receivables	-	2	-	-	-	1

2014
Amortization of deferred expenses, VOBA and future servicing rights	571	53	216	94	1	936
Depreciation	28	21	17	12	-	78
Impairment charges / (reversals) on financial assets, excluding receivables	(11)	12	-	65	-	66
Impairment charges / (reversals) on non-financial assets and receivables	-	8	6	7	-	21

2013
Amortization of deferred expenses, VOBA and future servicing rights	572	58	234	143	-	1,007
Depreciation	35	20	13	14	-	82
Impairment charges / (reversals) on financial assets, excluding receivables	48	32	31	17	-	127
Impairment charges / (reversals) on non-financial assets and receivables	(5)	1	-	169	2	167

Annual Report on Form 20-F 2015

Number of employees	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2015
Number of employees - headcount	12,701	4,503	2,260	11,767	299	31,530
Of which agents	2,035	277	57	6,064	-	8,433
Of which Aegon’s share of employees in joint ventures and associates	545	-	-	1,438	-	1,983

2014
Number of employees - headcount	12,865	4,426	2,420	8,617	274	28,602
Of which agents	1,802	280	66	3,565	-	5,713
Of which Aegon’s share of employees in joint ventures and associates	568	-	-	1,046	-	1,614

2013
Number of employees - headcount	12,256	4,282	2,400	7,651	302	26,891
Of which agents	1,655	293	63	2,742	-	4,753
Of which Aegon’s share of employees in joint ventures and associates	441	-	-	1,021	-	1,462

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2015
Assets
Investments	87,620	52,681	13,819	6,128	230	-	160,478
Investments for account of policyholders	101,164	26,756	65,337	6,977	-	(8)	200,226
Investments in joint ventures	7	837	-	714	3	-	1,561
Investments in associates	75	19	9	139	-	-	242
Deferred expenses	9,045	97	2,475	921	9	-	12,547
Assets held for sale	-	-	-	-	-	-	-
Other assets	18,282	10,928	2,913	2,597	30,691	(32,884)	32,527
Cash and Cash equivalents	428	6,324	787	732	1,323	-	9,594
Total assets	216,621	97,642	85,341	18,207	32,257	(32,892)	417,175

Liabilities
Insurance contracts	73,637	32,709	11,159	7,523	91	(2,077)	123,042
Insurance contracts for account of policyholders	71,322	25,830	12,751	2,776	-	-	112,679
Investment contracts	9,911	7,340	457	10	-	-	17,718
Investment contracts for account of policyholders	29,842	2,424	53,644	4,209	-	-	90,119
Liabilities held for sale	-	-	-	-	-	-	-
Other liabilities	15,583	24,076	2,447	1,462	4,669	(2,118)	46,120
Total liabilities	200,295	92,379	80,459	15,980	4,761	(4,195)	389,678

194	Notes to the consolidated financial statements Note 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2014
Assets
Investments	83,519	51,463	13,208	4,806	224	(1)	153,219
Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467
Investments in joint ventures	9	789	-	670	1	-	1,468
Investments in associates	91	19	24	6	-	-	140
Deferred expenses	7,113	114	2,443	699	5	-	10,373
Assets held for sale	9,532	-	-	349	-	-	9,881
Other assets	15,951	27,242	2,694	2,506	35,153	(36,238)	47,308
Cash and Cash equivalents	455	7,382	971	512	1,290	-	10,610
Total assets	207,808	116,217	83,498	16,519	36,674	(36,249)	424,467

Liabilities
Insurance contracts	65,788	31,795	10,598	5,517	4	(1,776)	111,927
Insurance contracts for account of policyholders	64,139	28,569	6,804	2,739	-	-	102,250
Investment contracts	9,319	5,663	374	3	-	-	15,359
Investment contracts for account of policyholders	26,999	2,237	58,380	4,233	-	-	91,849
Liabilities held for sale	7,806	-	-	3	-	-	7,810
Other liabilities	16,079	43,208	2,470	1,777	8,877	(4,930)	67,480
Total liabilities	190,130	111,472	78,625	14,271	8,881	(6,706)	396,674

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2015
Shares	652	136	475	73	124	-	1,460
Debt securities	65,284	23,370	13,185	5,551	-	-	107,390
Loans	10,062	27,692	-	421	88	-	38,263
Other financial assets	10,783	335	160	80	18	-	11,376
Investments in real estate	840	1,148	-	2	-	-	1,990
Investments general account	87,620	52,681	13,819	6,128	230	-	160,478

Shares	-	9,174	17,274	259	-	(8)	26,699
Debt securities	4,967	14,642	11,728	270	-	-	31,606
Unconsolidated investment funds	96,187	17	32,200	6,441	-	-	134,845
Other financial assets	10	2,923	3,115	6	-	-	6,054
Investments in real estate	-	-	1,022	-	-	-	1,022
Investments for account of policyholders	101,164	26,756	65,337	6,977	-	(8)	200,226

Investments on balance sheet	188,784	79,437	79,157	13,104	230	(8)	360,704
Off-balance sheet investments third parties	212,704	897	830	131,940	-	-	346,371
Total revenue-generating investments	401,487	80,334	79,987	145,045	230	(8)	707,075

Investments
Available-for-sale	72,761	22,479	13,534	5,617	18	-	114,409
Loans	10,062	27,692	-	421	88	-	38,263
Financial assets at fair value through profit or loss	105,121	28,119	64,601	7,064	124	(8)	205,020
Investments in real estate	840	1,148	1,022	2	-	-	3,012
Total investments on balance sheet	188,784	79,437	79,157	13,104	230	(8)	360,704

Investments in joint ventures	7	837	-	714	3	-	1,561
Investments in associates	75	19	9	139	-	-	242
Other assets	27,755	17,349	6,175	4,250	32,267	(33,128)	54,668
Consolidated total assets	216,621	97,642	85,341	18,207	32,501	(33,136)	417,175

Annual Report on Form 20-F 2015

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Total
2014
Shares	636	161	193	28	105	(1)	1,122
Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
Loans	9,187	26,618	-	487	11	-	36,303
Other financial assets	9,845	366	344	16	107	-	10,678
Investments in real estate	721	1,069	-	2	-	-	1,792
Investments general account	83,519	51,463	13,208	4,806	224	(1)	153,219

Shares	-	9,487	17,122	420	-	(10)	27,019
Debt securities	4,585	19,320	12,920	244	-	-	37,070
Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
Other financial assets	28	401	3,674	13	-	-	4,117
Investments in real estate	-	-	1,101	-	-	-	1,101
Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

Investments on balance sheet	174,658	80,672	77,367	11,777	224	(11)	344,686
Off-balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
Total revenue-generating investments	313,953	81,540	77,937	84,251	224	(11)	557,894

Investments
Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
Loans	9,187	26,618	-	487	11	-	36,303
Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
Investments in real estate	721	1,069	1,101	2	-	-	2,893
Total investments on balance sheet	174,658	80,672	77,367	11,777	224	(11)	344,686

Investments in joint ventures	9	789	-	670	1	-	1,468
Investments in associates	91	19	24	6	-	-	140
Other assets	33,050	34,737	6,108	4,067	36,448	(36,238)	78,172
Consolidated total assets	207,808	116,217	83,498	16,519	36,674	(36,249)	424,467

6 Premium income and premiums paid to reinsurers

	Gross premium income	Premiums paid to reinsurers
2015
Life	16,969	2,694
Non-life	3,342	286
Total	20,311	2,979

2014
Life	16,896	2,701
Non-life	2,968	310
Total	19,864	3,011

2013
Life	17,112	2,756
Non-life	2,827	351
Total	19,939	3,108

196	Notes to the consolidated financial statements Note 7

7 Investment income

	2015	2014	2013
Interest income	7,087	6,759	6,842
Dividend income	1,306	1,265	957
Rental income	133	124	110
Total investment income	8,525	8,148	7,909

Investment income related to general account	6,099	5,717	5,632
Investment income for account of policyholders	2,426	2,431	2,277
Total	8,525	8,148	7,909

Included in interest income is EUR 223 million (2014: EUR 265 million; 2013: EUR 238 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,951 million (2014: EUR 5,498 million; 2013: EUR 5,437 million).

Total investment income from:	2015	2014	2013
Shares	1,306	1,265	957
Debt securities and money market instruments	5,332	5,067	5,248
Loans	1,760	1,674	1,605
Real estate	133	124	110
Other	(6)	19	(11)
Total	8,525	8,148	7,909

Investment income from financial assets held for general account:	2015	2014	2013
Available-for-sale	4,235	3,889	3,917
Loans	1,760	1,674	1,605
Financial assets designated at fair value through profit or loss	115	127	123
Real estate	61	54	52
Derivatives	(96)	(19)	(26)
Other	25	(8)	(39)
Total	6,099	5,717	5,632

8 Fee and commission income

	2015	2014	2013
Fee income from asset management	1,648	1,406	1,188
Commission income	614	559	548
Other	176	172	214
Total fee and commission income	2,438	2,137	1,950

Included in fee and commission income is EUR 56 million of fees on trust and fiduciary activities (2014: EUR 35 million; 2013: EUR 40  million).

9 Income from reinsurance ceded

	2015	2014	2013
Recovered claims and benefits	2,784	2,604	2,408
Change in technical provisions	309	98	170
Commissions	227	205	260
Total	3,321	2,906	2,838

Annual Report on Form 20-F 2015

10 Results from financial transactions

Results from financial transactions comprise:	2015	2014	2013
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	(35)	192	370
Realized gains and losses on financial investments	349	697	500
Gains and (losses) on investments in real estate	145	(4)	(49)
Net fair value change of derivatives	123	1,062	(1,011)
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	(110)	11,226	15,571
Net fair value change on investments in real estate for account of policyholders	67	53	(12)
Net foreign currency gains and (losses)	(29)	(21)	9
Net fair value change on borrowings and other financial liabilities	9	5	16
Realized gains and (losses) on repurchased debt	2	3	-
Total	521	13,213	15,393

Net foreign currency gains and (losses) includes a loss of EUR 5 million (2014: nil, 2013: nil) that is classified for segment reporting purposes as non-underlying earnings.

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2015	2014	2013
Shares	-	100	180
Debt securities and money market investments	(24)	31	(11)
Other	(12)	61	201
Total	(35)	192	370

Other mainly includes net fair value changes of alternative investments.

Realized gains and losses on financial investments comprise:	2015	2014	2013
Shares	44	197	43
Debt securities and money market investments	346	463	414
Loans	20	35	48
Other	(60)	2	(6)
Total	349	697	500

Realized gains and losses on financial investments comprise:	2015	2014	2013
Available-for-sale investments	330	662	451
Loans	20	35	48
Total	349	697	500

Net fair value change of derivatives comprise:	2015	2014	2013
Net fair value change on economic hedges where no hedge accounting is applied	(500)	3,092	(1,166)
Net fair value change on bifurcated embedded derivatives	614	(2,073)	143
Ineffective portion of hedge transactions to which hedge accounting is applied	8	43	12
Total	123	1,062	(1,011)

Net fair value change on economic hedges where no hedge accounting is applied includes a loss of EUR 139 million related to fair value movements of derivatives (2014: loss of EUR 241 million, 2013: loss of EUR 108 million) that is classified for segment reporting purposes as non-underlying earnings.

198	Notes to the consolidated financial statements Note 11

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2015	2014	2013
Fair value change on hedging instruments in a fair value hedge	(49)	(120)	52
Fair value change on hedged items in a fair value hedge	54	165	(39)
Ineffectiveness fair value hedge	5	45	13
Ineffectiveness cash flow hedges	4	(2)	(1)
Total	8	43	12

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2015	2014	2013
Shares	706	1,349	3,857
Debt securities and money market investments	(529)	3,744	(1,090)
Unconsolidated investment funds	(356)	5,625	13,002
Derivatives	69	507	(198)
Other	-	2	-
Total	(110)	11,226	15,571

The change of the net fair value change on for account of policyholder financial assets at fair value through profit or loss in 2015 compared to 2014 is mainly driven by equity markets and interest rates movements. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

11 Other income

	2015	2014	2013
Other income	83	61	393

Other income in 2015 included a release of EUR 38 million of the earn out provision regarding Liberbank in Spain. In addition, other income included the results from the sale of Clark Consulting and the 25.1% share in platform provider and discretionary fund manager Seven Investment Management (7IM) which is accounted for as an associate. The 7IM transaction led to a net gain of EUR 10 million (GBP 7 million) and was recorded as an associate in the books of Aegon. The sale of Clark led to a book gain of EUR 7 million (USD 8 million). Please see also note 51 Business combinations for more details.

Other income in 2014 mainly reflected the release of EUR 23 million regarding the earn out provision of Liberbank in Spain and the guarantee fund payments release of EUR 14 million related to the sale of sovereign assets in Poland to the state, following pension legislation changes introduced in 2013.

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

Other income is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.4 Segment reporting).

Annual Report on Form 20-F 2015

12 Policyholder claims and benefits

	2015	2014	2013
Benefits and claims paid life	20,517	15,827	18,541
Benefits and claims paid non-life	2,128	1,752	1,663
Change in valuation of liabilities for insurance contracts	7,880	17,273	15,144
Change in valuation of liabilities for investment contracts	(6,678)	1,404	2,370
Other	(17)	(42)	(30)
Total	23,830	36,214	37,688

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 10) of EUR 110 million negative (2014: EUR 11,226 million positive, 2013: EUR 15,571 million positive). In addition, the line Change in valuation of liabilities for insurance contracts includes changes in technical provisions for life insurance contracts of EUR 3,410 million (2014: EUR 7,935 million, 2013: 2,515 million).

The change in valuation of liabilities for insurance contracts includes a loss of EUR 183 million regarding fair value movements of guarantees (2014: loss of EUR 150 million, 2013: loss of EUR 143 million). Furthermore, it includes a loss of EUR 185 million related to other technical results including 2015 model updates (2014: loss of EUR 2 million, 2013: loss of EUR 33 million). The line Other includes policyholder tax. These items are classified for segment reporting purposes as non-underlying earnings.

13 Profit sharing and rebates

	2015	2014	2013
Surplus interest bonuses	2	2	4
Profit appropriated to policyholders	29	15	24
Total	31	17	28
14 Commissions and expenses
	2015	2014	2013
Commissions	3,313	2,992	2,797
Employee expenses	2,280	2,067	2,060
Administration expenses	1,278	1,127	1,103
Deferred expenses	(1,533)	(1,465)	(1,311)
Amortization of deferred expenses	1,052	796	899
Amortization of VOBA and future servicing rights	95	140	108
Total	6,485	5,656	5,656

Included in administration expenses is an amount of EUR 84 million of depreciation that relates to equipment, software and real estate held for own use (2014: EUR 78 million; 2013: EUR 82 million). Minimum lease payments recognized as expense amounted to EUR 19 million (2014: EUR 6 million; 2013: EUR 12 million).

Within employee and administration expenses is an amount of EUR 59 million relating to restructuring charges that is classified as non-underlying earnings for segment reporting purposes (2014: EUR 134 million; 2013: EUR 107 million).

Amortization of deferred expenses included a charge of EUR 28 million (2014: charge EUR 22 million, 2013: charge EUR 35 million), which is classified as non-underlying earnings for segment reporting purposes. This is offset against realized gains and losses and impairments on financial investments.

Amortization of VOBA and future servicing rights include a charge of EUR 3 million (2014: charge EUR 4 million; 2013: gain EUR 13 million) that is classified as non-underlying earnings for segment reporting purposes.

200	Notes to the consolidated financial statements Note 14

Employee expenses	2015	2014	2013
Salaries	1,462	1,295	1,286
Post-employment benefit costs	335	272	292
Social security charges	145	129	133
Other personnel costs	320	337	309
Shares, share appreciation rights, share options	17	33	41
Total	2,280	2,067	2,060

An amount of EUR 51 million is included in employee expenses relating to defined contributions (2014: EUR 43 million; 2013: EUR 39 million).

Long-term incentive plans

Senior managers within Aegon, not classified as ‘Identified Staff’, have been granted the conditional right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were conditionally granted at the beginning of the year at the average share price on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. Following the performance year, shares are allocated based on actual performance. A vesting period of two years applies after which the shares are transferred to the individual employees. In specific circumstances Aegon’s Supervisory Board has the right to reclaim variable compensation that has already been paid out or vested.

Variable compensation Identified Staff

Members of the Executive Board and the Management Board as well as other selected jobholders have been defined as ‘Identified Staff’ in accordance with the rules applicable to them and their interpretation by relevant supervisory authorities. Of these, the Dutch 2015 Act on compensation in the financial sector (Wet beloningsbeleid financiële ondernemingen Wft), the Dutch 2014 Decree on sound remuneration policy (Regeling beheerst beloningsbeleid 2014) and the guidelines issued by the European Banking Authority (EBA) and its predecessor (CEBS) issued under the successive European CRD frameworks (in particular CRD III and IV) are prominent examples. The rules have been adopted in Aegon’s Global Remuneration Framework. After the performance period, and based on the framework, variable compensation, if any, is partially made available and partly deferred. Variable compensation is paid in both cash and in Aegon N.V. shares. The shares were conditionally granted at the beginning of the year at the average share price on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The performance indicators apply over a performance period of one year and consist of Group and/or reporting unit targets (both financial and non-financial) set by the Supervisory Board or the local remuneration committees and personal/strategic targets. The conditional grant of variable compensation is also dependent on continued employment of the individual employee to whom the rights have been granted. An ex-post assessment is applicable to determine whether allocated (unvested) variable compensation should become unconditional or should be adjusted. In addition, in specific circumstances Aegon’s Supervisory Board has the right to reclaim variable compensation that has already been paid out or vested. For members of the Executive Board and the Management Board all variable compensation has vested after three years following the performance period. At vesting, the variable compensation is transferred to the individual employees. Additional holding periods of up to three years may apply for vested shares. Members of the Executive Board and the members of the Management Board who are based in the Netherlands are not entitled to execute any transactions regarding the shares for a period of three years following vesting (with the exception of shares sold to meet income tax obligations).

In compliance with regulations under Dutch law, no transactions regarding the shares can be exercised in blackout periods.

Annual Report on Form 20-F 2015

Below an overview is provided of active plans for Long-term incentive and Variable compensation Identified Staff.

	2007	2011 1)	2012 1)	2013 1)	2014 1)	2015 1)	Total
Number of shares conditionally granted 2)	18,506	4,075,460	9,195,284	5,735,046	5,306,037	5,178,633	29,508,966
Number of shares allocated	18,506	6,452,535	13,392,200	8,536,076	4,714,569	-	33,113,886

Unvested at January 1, 2014	9,253	6,015,593	12,660,673	5,735,046	-	-	24,420,565
Number of shares conditionally granted 2)	-	-	-	-	5,306,037	-	5,306,037
Number of shares allocated	-	-	-	2,801,030	-	-	2,801,030
Number of shares forfeited	-	59,497	141,702	101,436	-	-	302,635
Number of shares vested	-	4,098,081	271,159	420,597	-	-	4,789,837
Unvested at December 31, 2014	9,253	1,858,015	12,247,812	8,014,043	5,306,037	-	27,435,160
Number of shares conditionally granted 2)	-	-	-	-	-	5,178,633	5,178,633
Number of shares allocated	-	-	-	-	(591,468)	-	(591,468)
Number of shares forfeited	-	-	350,398	364,159	74,384	-	788,941
Number of shares vested	-	1,858,015	5,312,631	191,494	267,780	-	7,629,920
Unvested at December 31, 2015	9,253	-	6,584,783	7,458,390	4,372,405	5,178,633	23,603,464

Average share price used for grant in EUR		4.727	3.126	4.917	6.739	6.106

		3.915 to	2.260 to	3.900 to	5.840 to	5.159 to
Fair value of shares at grant date in EUR		4.581	2.886	4.684	6.658	6.018

[1]	Performance year for both Long-term incentive plans and Variable compensation Identified Staff
[2]	Number of shares conditionally granted based on the at target number of grants made that could increase or decrease subject to the actual performance attained.

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

After 2008, no share options or share appreciation rights were granted. As of March 11, 2015 all outstanding share appreciation rights and share options have expired and have not been exercised.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

Share appreciation rights

The following tables present the movements in number of SARs outstanding, as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2014	287,900	11.35	0.81	-
Forfeited	(9,000)	9.94
Expired	(113,700)	14.98
Outstanding at December 31, 2014	165,200	8.93	0.21	-
Forfeited	-	-
Expired	(165,200)	8.93
Outstanding at December 31, 2015	-	-	-	-
Exercisable at December 31, 2015	-	-	-	-

202	Notes to the consolidated financial statements Note 14

SARs	Original number granted	Outstanding January 1, 2015	Outstanding December 31, 2015	Exercise price in EUR	Exercise period
2008	300,300	165,200	-	8.93	until March 11, 2015
Total	300,300	165,200	-

Refer to note 47 Fair value for a further description of the method used to estimate the fair value and a description of the significant assumptions. The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model.

The liability related to SARs is valued at fair value at each balance sheet date. There were no costs related to the share appreciation rights in 2015 (2014: nil; 2013: nil).

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2014	8,495,768	11.15	0.84	-
Forfeited/Cancelled	(571,228)	9.96
Expired	(3,024,454)	14.97
Outstanding at December 31, 2014	4,900,086	8.93	0.21	-
Forfeited/Cancelled	(1,216,186)	8.93
Expired	(3,683,900)	8.93
Outstanding at December 31, 2015	-	-	-	-
Exercisable at December 31, 2015	-	-	-	-

Share options	Original number granted	Outstanding January 1, 2015	Outstanding December 31, 2015	Exercise price in EUR	Exercise period
2008	10,269,900	4,900,086	-	8.93	until March 11, 2015
Total	10,269,900	4,900,086	-

The costs related to the share options amount to EUR nil million (2014: EUR nil million; 2013: EUR 1 million) and are recognized in the income statement as part of Commissions and expenses.

Share appreciation rights and share options

No SARs and share options were granted after 2008. With regard to the SARs and options granted before 2009, no share options were exercised and no SARs were paid during 2013, 2014, and 2015. Similarly, no cash is received from exercise of share options during 2013, 2014, and 2015. As of March 11, 2015 all outstanding share appreciation rights and share options have expired and have not been exercised.

The exposure from the issued SARs and share options was economically hedged by part of the position in treasury shares. There have been no modifications to the plans during the financial year.

Refer to note 53 Related party transactions for detailed information on conditional shares and share options granted to the Executive Board.

Annual Report on Form 20-F 2015

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2015	2014	2013
Impairment charges on financial assets, excluding receivables 1)	95	132	203
Impairment reversals on financial assets, excluding receivables 1)	(119)	(66)	(77)
Impairment charges and reversals on non-financial assets and receivables 2)	1	21	167
Total	(22)	87	294

[1]	Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from Underlying earnings before tax for segment reporting (refer to note 5 Segment information).
[2]	Of impairment charges on non-financial assets and receivables nil is excluded from underlying earnings before tax for segment reporting (refer to note 5 Segment information) (2014: EUR 13 million and 2013: EUR 170 milion).

In 2013, impairment charges on non-financial assets and receivables included the impairment on goodwill and customer related intangibles on the Polish pension business totaling EUR 163 million. Refer to note 21 Intangible assets for more details.

Impairment charges on financial assets, excluding receivables, from:	2015	2014	2013
Shares	4	5	3
Debt securities and money market instruments	32	36	131
Loans	37	68	67
Investments in associates	-	-	1
Investments in joint ventures	21	23	-
Total	95	132	203

Impairment reversals on financial assets, excluding receivables, from:	2015	2014	2013
Debt securities and money market instruments	(109)	(56)	(61)
Loans	(9)	(10)	(15)
Total	(119)	(66)	(77)

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

16 Interest charges and related fees

	2015	2014	2013
Subordinated loans	33	23	3
Trust pass-through securities	9	7	8
Borrowings	240	290	321
Other	129	51	22
Total	412	371	355

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 269 million (2014: EUR 242 million; 2013: EUR 239 million).

There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

204	Notes to the consolidated financial statements. Note 17

17 Other charges

	2015	2014	2013
Other charges	774	172	134

Other charges of EUR 774 million in 2015 mainly relate to the book loss on the sale of Aegon’s Canadian life insurance business. For the sale of Canada refer to note 51 Business combinations.

Other charges of EUR 172 million in 2014 mainly included EUR 95 million related to the settlement with Optas, EUR 29 million related to provision for the modification of unit-linked policies in Poland, EUR 23 million related to a provision for the closed block of European direct marketing activities and EUR 15 million related to the reduction of the carrying amount of non-current financial assets related to the sale of the Canada operations, subject to regulatory approval.

Other charges of EUR 134 million in 2013 mainly included EUR 71 million related to an increase in reserves in connection with the Company’s use of the Social Security Administration’s death master-file in the United States. Additionally, it included a loss of EUR 22 million related to the sale of national independent financial advisor Positive Solutions in the United Kingdom.

Other charges is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.4 Segment reporting).

18 Income tax

	Note	2015	2014	2013
Current tax
Current year		111	66	374
Adjustments to prior years		(70)	38	(479)
		42	104	(105)
Deferred tax	43
Origination / (reversal) of temporary differences		93	114	(187)
Changes in tax rates / bases		(40)	(12)	(54)
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(8)	(63)	1
Non-recognition of deferred tax assets		22	17	65
Adjustments to prior years		53	(28)	479
		120	28	304
Income tax for the period (income) / charge		162	132	200

Adjustments to prior years include shifts between current and deferred tax. In 2013 the shift between current and deferred tax is mainly caused by an agreement with tax authorities, resulting in an increased current tax receivable and a decreased deferred tax asset.

Annual Report on Form 20-F 2015

Reconciliation between standard and effective income tax:	2015	2014	2013
Income before tax	873	889	1,189
Income tax calculated using weighted average applicable statutory rates	219	265	360

Difference due to the effects of:
Non-taxable income	31	(109)	(129)
Non-tax deductible expenses	49	52	33
Changes in tax rate/base	(40)	(12)	(54)
Different tax rates on overseas earnings	6	(22)	(14)
Tax credits	(100)	(35)	(56)
Other taxes	14	43	20
Adjustments to prior years	(17)	10	-
Origination and change in contingencies	3	5	-
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	(8)	(63)	1
Non-recognition of deferred tax assets	22	17	65
Tax effect of (profit) / losses from joint ventures and associates	(8)	(8)	(5)
Other	(9)	(11)	(21)
	(57)	(132)	(160)
Income tax for the period (income) / charge	162	132	200

The weighted average applicable statutory tax rate for 2015 is 25.1% (2014: 29.8%; 2013: 30.2%). The decrease in weighted average applicable statutory tax rate compared to the prior years is primarily caused by an increase in profits in lower taxed countries.

Non-taxable income in 2015 is negatively impacted by the non-deductible loss on the sale of Aegon’s Canadian life insurance business.

In the UK, the corporate income tax rate decreased from 21% to 20% as from April 1, 2015. As per April 1, 2017 the tax rate in the UK will further decrease to 19%. A beneficial impact of these changes is reflected in the change in tax rate/base. In Spain the corporate income tax rate decreased from 30% to 28% as from 2015 and will further decrease to 25% as from 2016. The impact of the change of the Spanish tax rate was included in the 2014 change in tax rate/base.

Tax credits in 2015 include tax benefits related to solar investments in the United States.

As in previous years, Other mainly consists of tax effects of the UK life company that have no direct correlation to the IFRS result and also consists of the effect of the various tax rates, other than the statutory tax rate, that are applicable to income of the UK life company.

The following table presents income tax related to components of other comprehensive income.

	2015	2014	2013
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use	(2)	(2)	1
Remeasurements of defined benefit plans	(75)	335	(202)
	(77)	333	(201)

Items that may be reclassified subsequently to profit and loss:
Gains / losses on revaluation of available-for-sale investments	810	(1,752)	1,013
Gains / losses transferred to the income statement on disposal and impairment of available-for-sale investments	124	148	69
Changes in cash flow hedging reserve	(98)	(364)	192
Movement in foreign currency translation and net foreign investment hedging reserve	(52)	(50)	21
	783	(2,018)	1,295
Total income tax related to components of other comprehensive income	706	(1,685)	1,094

206	Notes to the consolidated financial statements Note 19

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

	2015	2014	2013
Net income / (loss) attributable to equity holders	711	756	986
Dividends on preferred shares	-	-	(83)
Coupons on perpetual securities	(111)	(128)	(146)
Coupons on non-cumulative subordinated notes	(28)	(24)	(21)
Net income / (loss) attributable to equity holders for basic earnings per share calculation	572	605	736
Net income / (loss) attributable to common shareholders	568	600	733
Net income / (loss) attributable to common shareholders B	4	4	3

Weighted average number of common shares outstanding (in million)	2,101	2,094	2,035

Weighted average number of common shares B outstanding (in million)	584	580	366

Basic earnings per common share (EUR per share)	0.27	0.29	0.36
Basic earnings per common share B (EUR per share)	0.01	0.01	0.01

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

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to nil (2014: 4,900,086; 2013: 8,495,768). In 2015, 2014 and 2013, the average share price did not exceed the exercise prices in these option contracts. At year end, Aegon has no share options outstanding as all outstanding share options have expired as of March 11, 2015. Aegon has no share options on common shares B.

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no share options considered dilutive as mentioned above.

20 Dividend per common share

It will be proposed to the Annual General Meeting of Shareholders on May 20, 2016, absent unforeseen circumstances, to pay a final dividend for the year 2015 of EUR 0.13 per common share. After taking into account the interim dividend 2015 of EUR 0.12 per common share, this will result in a total 2015 dividend of EUR 0.25 per common share. Proposed dividend for the year and proposed final dividend 2015 per common share B are EUR 0.00625 and EUR 0.00325 respectively.

The interim dividend 2015 was paid in cash or stock at the election of the shareholder. The cash dividend amounted to EUR 0.12 per common share, the stock dividend amounted to one new Aegon common share for every 45 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 18, 2015. The interim dividend 2015 for common shares B amounted to 1/40th of the dividend paid on common shares.

57% of holders of common shares elected to receive the cash dividend. The remaining 43% have opted for stock dividend. Aegon repurchased common shares to neutralize the dilutive effect of the 2015 interim dividend paid in shares.

To neutralize the dilutive effect of the 2015 interim dividend paid in shares, Aegon executed a share buyback program to repurchase 20,136,673 common shares. Between September 16, 2015, and October 13, 2015, these common shares were repurchased at an average price of EUR 5.2777 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Annual Report on Form 20-F 2015

Final dividend 2014

The Annual General Meeting of Shareholders on May 20, 2015, approved a final dividend over 2014 of EUR 0.12 per common share payable in either cash or stock, related to the second half of 2014, paid in the first half of 2015. The stock dividend amounted to one new Aegon common share for every 55 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares.

Approximately 42% of shareholders elected to receive the stock dividend. The remaining 58% opted for cash dividend. To neutralize the dilutive effect of the 2014 final dividend paid in shares, Aegon executed a program to repurchase 16,279,933 common shares. Between June 17, 2015, and July 14, 2015, these common shares were repurchased at an average price of EUR 6.6324 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Interim dividend 2014

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

208	Notes to the consolidated financial statements Note 21

21 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2014	211	1,768	239	50	4	2,272

At December 31, 2014	216	1,546	255	50	5	2,073
At December 31, 2015	299	1,682	57	61	12	2,110
Cost
At January 1, 2015	412	6,757	657	336	80	8,242
Additions	-	2	-	33	17	52
Acquisitions through business combinations	66	-	5	-	-	71
Capitalized subsequent expenditure	-	-	-	2	-	2
Disposals	-	-	(398)	(1)	-	(399)
Net exchange differences	28	703	49	11	9	801
At December 31, 2015	507	7,462	314	381	105	8,769
Accumulated amortization, depreciation and impairment losses
At January 1, 2015	197	5,211	402	285	75	6,169
Amortization through income statement	-	117	12	26	1	156
Shadow accounting adjustments	-	(102)	-	-	-	(102)
Disposals	-	-	(184)	(1)	-	(185)
Impairment losses	-	-	-	-	9	9
Net exchange differences	12	555	27	10	8	612
At December 31, 2015	208	5,780	257	320	93	6,659

Cost
At January 1, 2014	388	6,758	596	278	69	8,090
Additions	-	1	4	23	2	30
Acquisitions through business combinations	2	-	-	-	-	2
Capitalized subsequent expenditure	-	-	-	2	-	2
Disposals	-	-	-	(5)	-	(5)
Net exchange differences	28	793	57	12	9	899
Transfers to disposal groups	-	(795)	-	-	-	(795)
Other movements	(5)	(2)	-	26	-	19
At December 31, 2014	412	6,757	657	336	80	8,242
Accumulated amortization, depreciation and impairment losses
At January 1, 2014	177	4,991	358	228	66	5,819
Amortization through income statement	-	123	17	24	-	164
Shadow accounting adjustments	-	72	-	-	-	72
Disposals	-	-	-	(5)	-	(5)
Impairment losses	14	2	-	-	-	15
Net exchange differences	10	618	27	11	9	675
Transfers to disposal groups	-	(592)	-	-	-	(592)
Other movements	(4)	(2)	-	28	-	22
At December 31, 2014	197	5,211	402	285	75	6,169

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 10 years (2014: 10 years). Future servicing rights are amortized over an average period up to 30 years, of which 10 years remain at December 31, 2015 (2014: 9 years). Software is generally depreciated over an average period of 5 years. At December 31, 2015, the remaining average amortization period was 3 years (2014: 3 years).

Annual Report on Form 20-F 2015

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

	2015	2014
Americas
- USA	202	121
New Markets
- Central & Eastern Europe	39	41
- Other New Markets	35	31
Other	23	22
At December 31	299	216

Goodwill in Aegon USA is allocated to its divisions. Value in use calculations of Aegon USA have been actuarially determined based on business plans covering a period of typically five years and pre-tax risk adjusted discount rates. The value in use test in the USA for the Investments & Retirement cash-generating unit (EUR 134 million; 2014: EUR 120 million) assumes business plans covering a period of five years further extrapolated to ten years where the new business levels for years 6-10 assumed a 5% growth rate (2014: 5%) and pre-tax risk adjusted discount rate of 17% (2014: 17%).

To determine the recoverable amounts of the cash generating units of Aegon Central & Eastern Europe (CEE), value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically 5 years further extrapolated to 20 years where the new business levels for years 6-20 assumed a growth rate based on the business plan of the fifth year, prudentially decreased by 20%-40% (2014: 15%-20%). Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of 8.4%-16.4% (2014: 9.0%-16.2%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

Following the acquisition of Mercer, goodwill was recognized for an amount of EUR 66 million reflecting the expected profitability of new business.

VOBA

The movement in VOBA over 2015 can be summarized and compared to 2014 as follows:

	2015	2014
At January 1	1,546	1,768
Additions	2	1
Amortization / depreciation through income statement	(117)	(123)
Shadow accounting adjustments	102	(72)
Impairment losses	-	(2)
Net exchange differences	149	176
Transfers to disposal groups	-	(203)
At December 31	1,682	1,546

210	Notes to the consolidated financial statements Note 22

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2015
Life	1,036	-	-	10	1,046
Individual savings and retirement products	189	-	-	-	189
Pensions	11	27	369	-	406
Distribution	-	10	-	-	10
Run-off businesses	31	-	-	-	31
Total VOBA	1,267	36	369	10	1,682

2014
Life	909	-	-	10	919
Individual savings and retirement products	179	-	-	-	179
Pensions	11	31	373	-	415
Distribution	-	11	-	-	11
Run-off businesses	22	-	-	-	22
Total VOBA	1,121	42	373	10	1,546

Future servicing rights

Future servicing rights reduced compared to December 31, 2014 following the sale of Clark Consulting in the third quarter of 2015.

22 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2015	2014
Available-for-sale (AFS)		114,409	110,229
Loans		38,263	36,303
Financial assets at fair value through profit or loss (FVTPL) 1)		5,816	4,895
Total financial assets, excluding derivatives	22.1	158,488	151,427
Investments in real estate	22.2	1,990	1,792
Total investments for general account		160,478	153,219
[1] Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Annual Report on Form 20-F 2015

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2015
Shares	820	640	-	1,460	1,460
Debt securities	105,151	2,239	-	107,390	107,390
Money market and other short-term investments	7,141	303	-	7,444	7,444
Mortgage loans	-	-	32,899	32,899	37,648
Private loans	-	-	2,847	2,847	3,165
Deposits with financial institutions	-	-	106	106	106
Policy loans	-	-	2,201	2,201	2,201
Other	1,297	2,635	210	4,141	4,141
At December 31, 2015	114,409	5,816	38,263	158,488	163,555

2014
Shares	623	499	-	1,122	1,122
Debt securities	101,497	1,826	-	103,324	103,324
Money market and other short-term investments	6,799	500	-	7,299	7,299
Mortgage loans	-	-	31,729	31,729	36,692
Private loans	-	-	2,058	2,058	2,454
Deposits with financial institutions	-	-	349	349	349
Policy loans	-	-	2,028	2,028	2,028
Other	1,310	2,070	139	3,519	3,519
At December 31, 2014	110,229	4,895	36,303	151,427	156,785

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 14,828 million is current (2014: EUR 13,998 million).

Refer to note 47 Fair value for information on fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2015	2014
At January 1	(249)	(240)
Addition charged to income statement	(37)	(68)
Reversal to income statement	9	10
Amounts written off	33	46
Net exchange differences	(5)	3
Other	106	-
At December 31	(142)	(249)

Other includes the impact of the conversion of the mortgage loans in Hungary, which were formerly denominated in a foreign currency, into HUF denominated loans as required by Hungarian law. As a result of the changed conditions, the former mortgage loans were derecognized and the new mortgage loans have been subsequently recognized at fair value.

Refer to note 49 Transfers of financial assets for a discussion of collateral received and paid.

212	Notes to the consolidated financial statements Note 22

22.2 Investments in real estate

	2015	2014
At January 1	1,792	1,532
Additions	77	369
Subsequent expenditure capitalized	7	7
Transfers from other headings	24	18
Disposals	(163)	(224)
Fair value gains / (losses)	145	(4)
Net exchange differences	83	91
Other	25	3
At December 31	1,990	1,792

In 2015, 95% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2014: 78%), of which 99% was performed by independent external appraisers (2014: 100%).

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

Rental income of EUR 61 million (2014: EUR 54 million; 2013: EUR 52 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 97 million (2014: EUR 72 million; 2013: EUR 80 million). In 2015, EUR 1 million of direct operating expenses is related to investment properties that did not generate rental income during the period (2014: EUR 11 million; 2013: nil).

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

Annual Report on Form 20-F 2015

23 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2015	2014
Shares		26,699	27,019
Debt securities		31,606	37,070
Money market and other short-term investments		1,907	795
Deposits with financial institutions		1,222	2,908
Unconsolidated investment funds		134,845	122,159
Other		2,925	415
Total investments for account of policyholders at fair value through profit or loss,excluding derivatives 1)		199,204	190,366

Investments in real estate	23.1	1,022	1,101
Total investments for account of policyholders		200,226	191,467
[1] Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss. 23.1 Investments in real estate for account of policyholders
		2015	2014
At January 1		1,101	996
Additions		271	56
Subsequent expenditure capitalized		9	10
Disposals		(488)	(86)
Fair value gains / (losses)		67	53
Net exchange differences		60	73
At December 31		1,022	1,101

The investment property is leased out under operating leases.

Rental income of EUR 72 million (2014: EUR 70 million; 2013: EUR 59 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 7 million in 2015 (2014: EUR 6 million, 2013: EUR 8 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

24 Derivatives

	Derivative asset		Derivative liability
	2015	2014	2015	2014
Derivatives for general account
Derivatives not designated in a hedge	9,001	24,962	10,068	24,571
Derivatives designated as fair value hedges	44	39	188	183
Derivatives designated as cash flow hedges	1,516	1,421	331	279
Derivatives designated as Net foreign investment hedges	82	762	77	789
	10,643	27,183	10,664	25,823

Derivatives for account of policyholders
Derivatives not designated in a hedge	903	830	226	226
	903	830	226	226
Total derivatives 1)	11,545	28,014	10,890	26,048

[1]	Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

214	Notes to the consolidated financial statements Note 24

The fair value of derivatives on both the asset and liability side of the consolidated statement of financial position decreased during 2015 mainly due to the unwind of mutually offsetting derivatives and changes in interest rates and other market movements during the year. See note 47 Fair value for details on fair value measurement of derivatives.

Of the derivatives EUR 726 million (2014: EUR 1.247 million) and EUR 1.179 million (2014: EUR 2.591 million) are current derivative assets and liabilities respectively.

Aegon the Netherlands has a derivative position to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if - in 2032 - realized mortality rates are more than 7.5% lower than pre-defined mortality tables. To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, Aegon bought an additional longevity index derivative. This derivative will pay out in 2035 if some combination of higher than expected mortality rates in the United States and/or lower than expected mortality rates in the Netherlands persists over the next 20 years from 2013 and, at that time, is expected to continue to do so.

As a next step in the hedge program Aegon the Netherlands bought a third longevity hedge in 2015. The floating leg is a single payout in 2065 and is linked to an index which is constructed as the aggregate benefit payments over the term of 50 years on an underlying book of Dutch annuities of EUR 15 billion, which includes a significant portion of deferred annuities. The hedge provides out-of-the-money protection. In 2015, Aegon entered into the first tranche of this hedge for an amount of EUR 6 billion with Canada Life Re. This first tranche covers 40% of the best estimate value of liabilities of EUR 15 billion.

The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 36 Insurance contracts and the paragraph on derivatives included in note 47 Fair value.

Use of derivatives

Derivatives not designated in a hedge - general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2015	2014	2015	2014
Derivatives held as an economic hedge	8,826	24,797	7,875	21,474
Bifurcated embedded derivatives	32	20	2,172	3,123
Other	143	145	22	(26)
Total	9,001	24,962	10,068	24,571

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

Bifurcated embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the consolidated statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit-linked insurance contracts in the form of guarantees for minimum benefits. Please refer to note 38 Guarantees in insurance contracts for more disclosures about these guarantees.

Annual Report on Form 20-F 2015

CDSs

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2015		2014
CDSs	Notional	Fair value	Notional	Fair value
CDSs	4,401	23	3,119	60
Total	4,401	23	3,119	60

	2015		2014
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AA	779	5	362	5
A	407	3	735	10
BBB	2,866	12	1,789	27
BB	310	2	207	16
B or lower	40	1	26	2
Total	4,401	23	3,119	60

Certain derivatives are used to add risk by selling protection in the form of single name and index based credit default swaps. Another strategy used is to synthetically replicate corporate and sovereign credit exposures with credit derivatives. This involves the purchase of high quality, low risk assets and the sale of credit derivatives. The table above provides a breakdown to credit quality of these credit derivatives.

Derivatives designated as fair value hedges

Aegon’s fair value hedges consist mainly of interest rate swaps, swaptions, equity and fixed income total return swaps, equity options, equity futures, bond futures and variance swaps that are used to protect against changes in the fair value of interest rate and equity sensitive instruments or liabilities. Gains and losses on derivatives designated under fair value hedge accounting are recognized in the income statement. The effective portion of the fair value change on the hedged item is also recognized in the income statement. As a result, only the net accounting ineffectiveness has an impact on the net result.

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

For the years ended December 31, 2015, 2014, and 2013, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR (17) million, EUR 45 million and EUR 10 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

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

216	Notes to the consolidated financial statements Note 24

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 28 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 37 years. For the year ended December 31, 2015, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 388 million (2014: EUR 146 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2015, none of Aegon’s cash flow hedges were discontinued, as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 12 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2015, Aegon recognized a gain of EUR 4 million of hedge ineffectiveness on cash flow hedges. In 2014 and 2013, respectively, losses of EUR 2 million and EUR 1 million as a result of hedge ineffectiveness were recorded in the income statement. In 2015, EUR 13 million gain was reclassified from equity into investment income (2014: EUR 12 million gain, 2013: EUR 26 million gain). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 44 million gain.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2015 Total
Cash inflows	481	1,647	1,395	6,394	9,917
Cash outflows	-	1	1	3	5
Net cash flows	481	1,646	1,394	6,390	9,911

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2014 Total
Cash inflows	553	1,677	1,348	5,421	8,999
Cash outflows	-	1	1	3	5
Net cash flows	553	1,676	1,347	5,418	8,994

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

Annual Report on Form 20-F 2015

25 Investments in joint ventures

	2015	2014
At January 1	1,468	1,426
Additions	38	100
Disposals	-	(47)
Share in net income	142	56
Share in changes in joint ventures equity (note 32.6)	(8)	22
Impairment losses	(21)	(23)
Dividend	(68)	(74)
Net exchange difference	10	9
At December 31	1,561	1,468

All joint ventures are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in joint ventures include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in joint ventures. The financial statements of the principal joint ventures have the same reporting date as the Group. Refer to note 52 Group companies for a listing of the investments in joint ventures and the Group’s percentage holding.

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

218	Notes to the consolidated financial statements Note 25

Summarized financial information of material joint ventures

Aegon considers its investment in AMVEST Vastgoed B.V. (AMVEST) a material joint venture. The summarized financial information presented in the following table is included in the IFRS financial statements of AMVEST on a 100% basis.

	AMVEST
	2015	2014
Summarized statement of financial position
Cash and cash equivalents	176	111
Other current assets	206	221
Total current assets	382	332

Non-current assets	2,070	1,739
Total assets	2,452	2,071

Other current liabilities	138	55
Total current liabilities	138	55

Non-current financial liabilities excluding trade payables and other provisions	426	428
Other non-current liabilities	-	10
Total non-current financial liabilities	426	438
Total liabilities	564	494
Net assets	1,888	1,577

Summarized statement of comprehensive income
Revenue	78	73
Results from financial transactions	133	(19)
Interest expense	(10)	(11)

Profit or loss	183	40
Income tax (expense) or income	(1)	6
Post-tax profit or (loss)	182	46
Other comprehensive income	5	-
Total comprehensive income	187	46

Dividends received	43	59

A reconciliation of the summarized financial information to the carrying amount of AMVEST is as follows:
	AMVEST
	2015	2014
Net assets of joint venture as presented above	1,888	1,577
Group share of net assets of joint venture, excluding fair value adjustments	837	789
Carrying amount	837	789

Summarized financial information of other joint ventures

	2015	2014
Post-tax profit or loss	66	33
Other comprehensive income	(10)	22
Total comprehensive income	56	55

Carrying amount	724	679

The summarized financial information of other joint ventures presented above is based on the Group’s relative holding.

Annual Report on Form 20-F 2015

26 Investments in associates

	2015	2014
At January 1	140	470
Additions	138	9
Disposals	(15)	-
Share in net income	5	24
Share in changes in associate’s equity (note 32.6)	(1)	7
Dividend	(8)	(1)
Net exchange difference	(19)	3
Revaluation reserve recycled through profit or loss	-	(18)
Transfers to disposal groups	-	(353)
Other	-	(1)
At December 31	242	140

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in associates. The financial statements of the principal associates have the same reporting date as the Group. Refer to note 52 Group companies for a listing of the investments in associates and the Group’s percentage holding.

La Banque Postale

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

La Mondiale Participations

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer. In 2014, an amount of EUR 353 million was transferred to held for sale.

Summarized financial information of associates

	December 31, 2015	December 31, 2014
Post-tax profit or loss	5	5
Other comprehensive income	(1)	2
Total comprehensive income	5	7

Carrying amount	242	140

The summarized financial information of associates presented above is based on the Group’s relative holding.

27 Reinsurance assets

Assets arising from reinsurance contracts related to:	2015	2014
Life insurance general account	9,677	8,184
Life insurance for account of policyholders	64	99
Non-life insurance	1,503	1,297
Investment contracts	12	13
At December 31	11,257	9,593

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in note 30 Other assets and receivables.

220	Notes to the consolidated financial statements Note 27

EUR 18 million of the reinsurance assets are current (2014: EUR 11 million).

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2015	8,184	99	8,283
Gross premium and deposits – existing and new business	2,257	67	2,325
Unwind of discount / interest credited	373	4	377
Insurance liabilities released	(2,748)	(112)	(2,860)
Fund charges released	(10)	-	(10)
Changes to valuation of expected future benefits	23	-	23
Policy transfers	647	-	647
Net exchange differences	910	6	916
Other movements	40	-	40
At December 31, 2015	9,677	64	9,741

At January 1, 2014	8,859	90	8,949
Gross premium and deposits – existing and new business	2,249	63	2,311
Unwind of discount / interest credited	345	15	360
Insurance liabilities released	(3,253)	(75)	(3,328)
Fund charges released	(4)	-	(4)
Changes to valuation of expected future benefits	(22)	-	(22)
Policy transfers	(22)	-	(22)
Net exchange differences	1,037	6	1,044
Transfers to disposal groups	(1,015)	-	(1,015)
Transfer to / (from) insurance contracts for account of policyholders	8	-	8
At December 31, 2014	8,184	99	8,283

Movements during the year in reinsurance assets relating to non-life insurance:	2015	2014
At January 1	1,297	1,093
Gross premium and deposits – existing and new business	126	126
Unwind of discount / interest credited	80	61
Insurance liabilities released	(110)	(100)
Changes to valuation of expected future benefits	1	28
Changes in unearned premiums	(44)	(63)
Incurred related to current year	77	63
Incurred related to prior years	41	21
Release for claims settled current year	(8)	(4)
Release for claims settled prior years	(88)	(82)
Change in IBNR	(5)	(11)
Shadow accounting adjustment	-	(13)
Net exchange differences	147	153
Other movements	(10)	26
At December 31	1,503	1,297

Annual Report on Form 20-F 2015

28 Deferred expenses
		2015	2014
DPAC for insurance contracts and investment contracts with discretionary participation features		11,649	9,523
Deferred cost of reinsurance		431	441
Deferred transaction costs for investment management services		467	409
At December 31		12,547	10,373

Current		1,038	843
Non-current		11,509	9,530

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2015	9,523	441	409
Costs deferred during the year	1,485	-	48
Disposal of group assets	(34)	-	-
Amortization through income statement	(928)	(59)	(30)
Shadow accounting adjustments	664	-	-
Net exchange differences	939	49	40
At December 31, 2015	11,649	431	467

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2014	9,229	421	356
Costs deferred during the year	1,428	-	37
Amortization through income statement	(766)	(36)	(26)
Shadow accounting adjustments	(542)	-	-
Net exchange differences	1,028	55	43
Transfers to disposal groups	(853)	-	-
Other	-	1	-
At December 31, 2014	9,523	441	409

In the following table a breakdown is provided of DPAC balances by line of business and reporting segment:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2015
Life	6,010	34	163	839	7,046
Individual savings and retirement products	1,924	-	-	41	1,965
Pensions	-	63	2,251	-	2,314
Run-off business	323	-	-	-	323
At December 31	8,258	97	2,414	880	11,649

2014
Life	4,479	48	147	613	5,287
Individual savings and retirement products	1,587	-	-	39	1,626
Pensions	-	66	2,231	-	2,297
Run-off business	313	-	-	-	313
At December 31	6,379	114	2,378	653	9,523

222	Notes to the consolidated financial statements Note 29

29 Assets and liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date, but for which the transaction has not yet fully closed.

The sales of the Canadian operations and La Mondiale Participations were completed in 2015 and are no longer classified as assets and liabilities held for sale at year end 2015. As a result, no unrealized gains relating to assets and liabilities held for sale are included in other comprehensive income, as of December 31, 2015 (December 31, 2014: EUR 477 million).

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total considerations of CAD 600 million (EUR 428 million). The Canadian operations were classified as held for sale per December 31, 2014. On July 31, 2015, after obtaining regulatory approval, Aegon completed the sale. The Canadian operations were included in the Americas segment (note 5 Segment information). For more information related to the transaction, refer to note 51 Business combinations.

La Mondiale

On March 3, 2015, after obtaining regulatory approval, Aegon completed the sale of La Mondiale Participations which was classified as held for sale per December 31, 2014. The operations of La Mondiale were included in the New Markets segment (note 5 Segment information). For more information related to the transaction, refer to note 26 Associates.

The table below presents the major types of assets and liabilities included in assets and liabilities classified as held for sale on the consolidated statement of financial position per December 2014.

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

Annual Report on Form 20-F 2015

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which were presented as held for sale per December 31, 2014 is included below. The fair value hierarchy consists of three levels. Reference is made to note 3 Critical accounting estimates and judgment in applying accounting policies for more details on the fair value hierarchy.

	Level I	Level II	Level III	Total 2014
Assets carried at fair value
Available-for-sale investments
Debt securities	1,706	2,168	62	3,937
Money market and other short-term instruments	-	159	-	159
Other investments at fair value	-	-	1	1
	1,706	2,328	63	4,097

Fair value through profit or loss
Shares	1,043	-	-	1,043
Debt securities	50	26	-	75
Money market and other short-term instruments	-	313	-	313
Investments for account of policyholders	1,496	-	-	1,496
	2,589	339	-	2,928
Total assets at fair value	4,295	2,666	63	7,025

Liabilities carried at fair value
Investment contracts for account of policyholders	122	-	-	122
Derivatives	-	1	34	35
Total liabilities at fair value	122	1	34	156

30 Other assets and receivables

	Note	2015	2014
Real estate held for own use and equipment	30.1	575	509
Receivables	30.2	5,195	5,367
Accrued income	30.3	1,779	1,687
At December 31		7,549	7,563

224	Notes to the consolidated financial statements Note 30

30.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2014	288	199	487
At December 31, 2014	293	216	509
At December 31, 2015	338	237	575
Cost
At January 1, 2015	384	485	869
Additions	15	73	87
Capitalized subsequent expenditure	3	-	3
Disposals	-	(30)	(30)
Unrealized gains/(losses) through equity	8	-	8
Net exchange differences	25	26	50
Other	10	(10)	-
At December 31, 2015	442	544	986
Accumulated depreciation and impairment losses
At January 1, 2015	91	269	360
Depreciation through income statement	8	50	57
Disposals	-	(22)	(22)
Net exchange differences	6	12	18
Other	1	(1)	-
At December 31, 2015	104	307	411

Cost
At January 1, 2014	370	468	838
Additions	-	70	70
Capitalized subsequent expenditure	7	-	7
Disposals	(6)	(49)	(55)
Unrealized gains/(losses) through equity	5	-	5
Net exchange differences	26	25	51
Transfers to disposal groups	-	(2)	(2)
Other	(19)	(26)	(45)
At December 31, 2014	384	485	869
Accumulated depreciation and impairment losses
At January 1, 2014	82	269	351
Depreciation through income statement	7	47	54
Disposals	-	(43)	(43)
Impairment losses	2	-	2
Net exchange differences	6	11	17
Transfers to disposal groups	-	(2)	(2)
Other	(6)	(14)	(20)
At December 31, 2014	91	269	360

General account real estate held for own use are mainly held by Aegon USA and Aegon the Netherlands, with relatively smaller holdings at Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounted to EUR 358 million (2014: EUR 309 million).

43% of the value of the general account real estate held for own use was last revalued in 2015 (2014: 26%), based on market value appraisals by qualified internal and external appraisers. 98% of the appraisals in 2015 were performed by independent external appraisers (2014: 96%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

Annual Report on Form 20-F 2015

None of the equipment is held for lease (2014: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

  30.2 Receivables

	2015	2014
Finance lease assets	9	7
Receivables from policyholders	1,291	1,834
Receivables from brokers and agents	286	241
Receivables from reinsurers	209	30
Cash outstanding from assets sold	36	98
Trade receivables	1,001	668
Cash collateral	215	814
Reverse repurchase agreements	778	903
Income tax receivable	321	101
Other	1,155	787
Provision for doubtful debts	(107)	(115)
At December 31	5,195	5,367

Current	5,162	5,337
Non-current	33	30

The movements in the provision for doubtful debts during the year were as follows:

	2015	2014
At January 1	(115)	(111)
Additions charged to earnings	(14)	(9)
Unused amounts reversed through the income statement	12	4
Used during the year	13	5
Net exchange differences	(3)	(3)
At December 31	(107)	(115)

  30.3 Accrued income

	2015	2014
Accrued interest	1,760	1,673
Other	19	14
At December 31	1,779	1,687

EUR 1,761 million of accrued income is current (2014: EUR 1,687 million).

31 Cash and cash equivalents

	2015	2014
Cash at bank and in hand	2,199	1,650
Short-term deposits	3,614	4,876
Money market investments	3,318	3,544
Short-term collateral	463	539
At December 31	9,594	10,610

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

226	Notes to the consolidated financial statements Note 31

EUR 8 billion (2014: EUR 11 billion) of cash collateral is received related to securities lending, repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44 Other liabilities). Refer to note 49 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. EUR 463 million (2014: EUR 539 million) of the cash collateral received is included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from securities lending programs was approximately EUR 8 million (2014: EUR 7 million; 2013: EUR 8 million).

The weighted effective interest rate on short-term deposits was 0.21% (2014: 0.03%) and these deposits have an average maturity of 32.84 days (2014: 20.97 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2015	2014
Cash and cash equivalents		9,594	10,610
Cash classified as Assets held for sale	29	-	43
Bank overdrafts	44	-	(4)
Net cash and cash equivalents		9,593	10,649

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed twelve times per year, based on an updated valuation of total assets. During 2015 the interest rate was unchanged at 0.05% (2014: 0.05%). The average minimum required balance on deposit by the Dutch Central Bank was EUR 49 million (2014: EUR 39 million). These deposits are therefore not freely available.

Summary IFRS cash flow statement	2015	2014	2013
Net cash flows from operating activities	914	4,122	(2,011)
Net cash flows from investing activities	615	(71)	516
Net cash flows from financing activities	(2,785)	715	(2,271)
Net increase in cash and cash equivalents	(1,257)	4,766	(3,766)

Net cash and cash equivalents at December 31, 2015, are positively impacted by effects of changes in exchange rates of EUR 200 million (2014: EUR 231 million; 2013: EUR (79) million).

Analysis of IFRS cash flows

2015 compared to 2014

Net cash flows from operating activities

Total net cash flows from operating activities decreased by EUR 3,208 million to a EUR 914 million inflow (2014: EUR 4,122 million inflow). The decrease is mainly driven by an outflow from changes in accruals and changes in cash collateral. These cash outflows are partly offset by the increase in results from financial transactions and net purchase of investments for account of policyholders and the money market investments.

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 685 million to a EUR 615 million inflow (2014: EUR 71 million outflow). The increase is mainly driven by the sale of La Mondiale, Canada, Clark Consulting and 7IM. This increase is partly offset by the acquisition of Mercer and a 25% stake in La Banque Postale Asset Management.

Net cash flows from financing activities

Net cash flows from financing activities decreased by EUR 3,500 million to a EUR 2,785 million outflow (2014: EUR 715 million inflow). The decrease is mainly a result of proceeds and repayments of borrowings (refer to note 39 Borrowings).

Annual Report on Form 20-F 2015

2014 compared to 2013

Net cash flows from operating activities

Total net cash flows from operating activities increased by EUR 6,133 million to a EUR 4,122 million inflow (2013: EUR 2,011 million outflow). The increase is mainly driven by higher results from financial transactions, a higher inflow from the change in accruals, lower net purchase of investments and derivatives and an inflow from the change in cash collateral. These cash inflows are partly offset by the net purchase of money market investments.

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 587 million to a EUR 71 million outflow (2013: EUR 516 million outflow). The decrease is mainly driven by a lower cash inflow from disposals of joint ventures and associates.

Net cash flows from financing activities

Net cash flows from financing activities increased by EUR 2,986 million to a EUR 715 million inflow (2013: EUR 2,271 million inflow). The increase is mainly a result of two transactions executed under the Dutch SAECURE program to sell Class A mortgage backed securities (refer to note 39 Borrowings) and the issuance of new subordinated notes (refer to note 34 Subordinated borrowings), partly offset by the repurchase of perpetual capital securities.

32 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2015	2014	2013
Share capital – par value	32.1	328	327	325
Share premium	32.2	8,059	8,270	8,375
Total share capital		8,387	8,597	8,701
Retained earnings		9,344	9,059	8,746
Treasury shares	32.3	(269)	(319)	(292)
Total retained earnings		9,075	8,740	8,455
Revaluation reserves	32.4	6,471	8,308	3,023
Remeasurement of defined benefit plans	32.5	(1,532)	(1,611)	(706)
Other reserves	32.6	1,286	(77)	(1,778)
Total shareholders’ equity		23,688	23,957	17,694

In June 2015, Aegon distributed to its shareholders who elected stock dividend a total number of 16,279,933 common shares in respect to the final dividend for 2014. This stock dividend distribution was fully paid from treasury shares (note 32.3 Treasury shares).

In September 2015, Aegon distributed to its shareholders 20,136,673 common shares as interim dividend 2015 in the form of stock. This stock dividend distribution was paid from 19,047,358 treasury shares (note 32.3 Treasury shares) and with the issuance of 1,089,315 common shares with a par value of EUR 0.12.

In 2015, following each distribution of stock dividend, Aegon completed a share buyback program to neutralize the dilutive effect of the 2014 final dividend and 2015 interim dividend paid in shares, and repurchased a total of 36,416,606 common shares.

Furthermore, in 2015, Aegon issued a total of 3,696,440 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the issuance of shares on January 1, 2015 and May 21, 2015, in connection with the Long Term Incentive Plans for senior management.

In 2014, Aegon issued 14,488,648 common shares with a par value of EUR 0.12 in respect of the final dividend for 2013 which was paid in June 2014. In September 2014, Aegon distributed to its shareholders 16,319,939 common shares as interim dividend 2014 in the form of stock. This last stock dividend distribution was paid from treasury shares (note 32.3 Treasury shares) and no common shares were issued as a result. In 2014, following each distribution of stock dividend, Aegon completed a share buyback program to neutralize the dilutive effect of the 2013 final dividend and 2014 interim dividend paid in shares, and repurchased a total of 30,808,587 common shares.

Furthermore, in 2014, Aegon issued 2,320,280 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management.

228	Notes to the consolidated financial statements Note 32

In 2013, Aegon issued 19,668,540 and 19,047,386 common shares with a par value of EUR 0.12 in respect of the final dividend for 2012, which was paid in June 2013 and the interim dividend paid in September 2013, respectively.

In July 2013, Vereniging Aegon exercised its option right to purchase 12,691,745 common shares B with a par value of EUR 0.12 to mitigate the dilution caused by the issuance of shares on May 1, 2013 and May 16, 2013, in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock dividend.

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

32.1 Share capital – par value

		2015	2014	2013
Common shares		258	258	256
Common shares B		70	70	69
At December 31		328	327	325

Common shares		2015	2014	2013
Authorized share capital		720	720	720
Number of authorized shares (in million)		6,000	6,000	6,000
Par value in cents per share		12	12	12

Common shares B		2015	2014	2013
Authorized share capital		360	360	360
Number of authorized shares (in million)		3,000	3,000	3,000
Par value in cents per share		12	12	12
	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2013	1,972,030	236	-	-
Shares issued	120,713	14	579,005	69
Dividend	38,716	5	-	-
At December 31, 2013	2,131,459	256	579,005	69
Shares issued	-	-	2,320	-
Dividend	14,489	2	-	-
At December 31, 2014	2,145,948	258	581,326	70
Shares issued	-	-	3,696	-
Dividend	1,089	-	-	-
At December 31, 2015	2,147,037	258	585,022	70

Annual Report on Form 20-F 2015

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2013	2,064,737	366,439
2014	2,139,160	580,391
2015	2,146,261	583,608

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

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued common shares B.

Preferred shares

	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2013	211,680	53	118,093	30
Shares issued	-	-	-	-
Conversion	(211,680)	(53)	(118,093)	(30)
At December 31, 2013	-	-	-	-
Shares issued	-	-	-	-
Conversion	-	-	-	-
At December 31, 2014	-	-	-	-
Shares issued	-	-	-	-
Conversion	-	-	-	-
At December 31, 2015	-	-	-	-

Under the terms of the 1983 Amended Merger Agreement, dated May 2003, Vereniging Aegon (Association Aegon) had the option to acquire class B preferred shares to prevent a dilution of its voting rights in the case of new common shares being issued, unless, by exercising this option, the Association would increase its share of voting right to more than 33%.

With regard to granted share appreciation rights and option rights and their valuation refer to note 14 Commissions and expenses.

32.2 Share premium

	2015	2014	2013
At January 1	8,270	8,375	8,780
Additions	-	-	-
Repayment	-	-	(400)
Share dividend	(211)	(106)	(5)
At December 31	8,059	8,270	8,375
Share premium relating to:
- Common shares	6,406	6,617	6,723
- Common shares B	1,653	1,653	1,653
Total share premium	8,059	8,270	8,375

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

230	Notes to the consolidated financial statements Note 32

32.3 Treasury shares

On the balance sheet date, Aegon N.V. and its subsidiaries held 44,531,558 (2014: 51,317,190) of its own common shares with a par value of EUR 0.12 each.

Movements in the number of treasury shares of Aegon N.V. were as follows:

	2015	2014	2013
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
At January 1	49,537	39,837	26,981
Transactions in 2015:
Sale: 1 transaction, price EUR 7.24	(7,628)
Sale: 1 transaction, price EUR 6.62	(16,280)
Purchase: transactions, average price EUR 6.63	16,280
Sale: 1 transaction, price EUR 5.40	(19,047)
Purchase: transactions, average price EUR 5.28	20,137
Transactions in 2014:
Sale: 1 transaction, price EUR 6.33		(4,788)
Purchase: transactions, average price EUR 6.43		14,489
Sale: 1 transaction, price EUR 6.37		(16,320)
Purchase: transactions, average price EUR 6.49		16,320
Transactions in 2013:
Sale: 1 transaction, price EUR 5.02			(5,408)
Sale: 1 transaction, price EUR 4.99			(783)
Purchase: transactions, average price EUR 5.62			19,047
At December 31	42,998	49,537	39,837

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2015		2014		2013
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by Aegon N.V.	42,998	257	49,537	306	39,837	278
Held by subsidiaries	1,534	12	1,780	13	1,471	14
At December 31	44,532	269	51,317	319	41,308	292

Aegon does not hold common shares B as treasury shares.

Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)
2013	29,497
2014	44,742
2015	45,097

Annual Report on Form 20-F 2015

32.4 Revaluation reserves

	Available-for- sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2015	6,741	42	1,525	8,308
Gross revaluation	(2,479)	8	278	(2,193)
Net (gains) / losses transferred to income statement	(485)	-	(13)	(498)
Disposal of a business	(468)	-	-	(468)
Foreign currency translation differences	307	5	181	492
Tax effect	934	(2)	(98)	833
Other	(3)	-	-	(3)
At December 31, 2015	4,546	52	1,873	6,471
At January 1, 2014	2,287	35	702	3,023
Gross revaluation	6,438	5	1,036	7,479
Net (gains) / losses transferred to income statement	(702)	-	(12)	(714)
Foreign currency translation differences	327	5	165	497
Tax effect	(1,604)	(2)	(364)	(1,970)
Other	(6)	-	-	(7)
At December 31, 2014	6,741	42	1,525	8,308
At January 1, 2013	5,013	39	1,065	6,116
Gross revaluation	(3,263)	(4)	(496)	(3,763)
Net (gains) / losses transferred to income statement	(435)	-	(26)	(461)
Foreign currency translation differences	(114)	(1)	(33)	(149)
Tax effect	1,082	1	192	1,275
Other	3	-	-	3
At December 31, 2013	2,287	35	702	3,023
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

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2015	2014	2013
Shares	139	126	247
Debt securities	4,354	6,549	2,004
Other	53	66	36
Revaluation reserve for available-for-sale investments	4,546	6,741	2,287

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

32.5 Remeasurement of defined benefit plans

	2015	2014	2013
At January 1	(1,611)	(706)	(1,085)
Remeasurements of defined benefit plans	234	(1,156)	562
Tax effect	(75)	335	(202)
Net exchange differences	(86)	(84)	19
Disposal of a business	6	-	-
Total remeasurement of defined benefit plans	(1,532)	(1,611)	(706)

232	Notes to the consolidated financial statements Note 32

32.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2015	277	(382)	27	(77)

Movement in foreign currency translation and net foreign investment hedging reserves	1,681	(181)	-	1,500
Disposal of a business	(127)	51	-	(76)
Tax effect	(98)	45	-	(52)
Equity movements of joint ventures	-	-	(8)	(8)
Equity movements of associates	-	-	(1)	(1)
At December 31, 2015	1,734	(467)	19	1,286

At January 1, 2014	(1,592)	(214)	28	(1,778)

Movement in foreign currency translation and net foreign investment hedging reserves	1,976	(224)	-	1,752
Tax effect	(106)	56	-	(50)
Recycling of revaluation reserve on disposal of joint ventures and associates	-	-	(30)	(30)
Equity movements of joint ventures	-	-	22	22
Equity movements of associates	-	-	7	7
At December 31, 2014	277	(382)	27	(77)

At January 1, 2013	(806)	(274)	(23)	(1,103)

Movement in foreign currency translation and net foreign investment hedging reserves	(826)	79	-	(746)
Tax effect	40	(20)	-	21
Recycling of revaluation reserve on disposal of joint ventures and associates	-	-	18	18
Equity movements of joint ventures	-	-	22	22
Equity movements of associates	-	-	10	10
At December 31, 2013	(1,592)	(214)	28	(1,778)

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

Annual Report on Form 20-F 2015

33 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2015	3,008	454	94	271	3,827
Shares granted / Share options cost incurred	-	-	26	-	26
Shares vested / Share options forfeited	-	-	(53)	-	(53)
At December 31, 2015	3,008	454	68	271	3,800

At January 1, 2014	4,192	454	99	271	5,015
Redemption of junior perpetual capital securities	(1,184)	-	-	-	(1,184)
Shares granted / Share options cost incurred	-	-	29	-	29
Shares vested / Share options forfeited	-	-	(34)	-	(34)
At December 31, 2014	3,008	454	94	271	3,827

At January 1, 2013	4,192	453	102	271	5,018
Shares granted / Share options cost incurred	-	-	54	-	54
Shares vested / Share options forfeited	-	-	(57)	-	(57)
At December 31, 2013	4,192	454	99	271	5,015
[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2015	2014	2013
USD 1,050 million	7.25%	Quarterly, December 15		-	-	745
USD 500 million	6.50%	Quarterly, December 15	2016	424	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2016	212	212	212
USD 550 million	6.875%	Quarterly, September 15		-	-	438
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2016	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2016	821	821	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2016	950	950	950
EUR 200 million	6.0%	Annually, July 21	2016	200	200	200
At December 31				3,008	3,008	4,192
[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.
[3]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

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

234	Notes to the consolidated financial statements Note 33

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2015	2014	2013
EUR 136 million	5.185%1), 4)	Annual, October 14	2018	136	136	136
EUR 203 million	4.260%2), 4)	Annual, March 4	2021	203	203	203
EUR 114 million	1.506%3), 4)	Annual, June 8	2025	114	114	114
At December 31				454	454	454
[1]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[2]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[3]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015 and 1.506% until 2025.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2015	2014	2013
USD 525 million	8%	Quarterly, February 15	2017	271	271	271
At December 31				271	271	271

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

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2015, the equity component amounted to EUR 271 million (2014: EUR 271 million), subordinated borrowings amounted to EUR 65 million (2014: EUR 54 million) and a deferred tax liability amounting to EUR 105 million (2014: EUR 95 million).

Refer to note 34 Subordinated borrowings for details of the component classified as subordinated borrowings.

Annual Report on Form 20-F 2015

34 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2015	2014
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	694	693
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2017	65	54
At December 31				759	747

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds, fixed floating subordinated notes and non-cumulative subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

Subordinated borrowings include a liability of EUR 65 million (2014: EUR 54 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 33 Other equity instruments.

35 Trust pass-through securities

	Coupon rate	Coupon rate	Year of issue	Year of maturity	Year of next call	2015	2014
USD 225 million 1)	7.65%	Semi-annually, December 1	1996	2026	n.a.	111	102
USD 190 million 1)	7.625%	Semi-annually, November 15	1997	2037	n.a.	46	41
At December 31						157	143
[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

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

The fair value of these loans amounted to EUR 146 million (2014: EUR 139 million).

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

236	Notes to the consolidated financial statements Note 36

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

	2015		2014
Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect	On share- holders’ equity	On net income	On share- holders’ equity	On net income
20% increase in lapse rates	(43)	(43)	(59)	(48)
20% decrease in lapse rates	46	45	62	51
10% increase in mortality rates	(24)	(55)	(21)	(43)
10% decrease in mortality rates	11	40	10	34
10% increase in morbidity rates	(103)	(104)	(84)	(78)
10% decrease in morbidity rates	100	95	82	75

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. In 2012, Aegon the Netherlands bought a longevity index derivative, which will pay out if in 2032 the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Payout of the derivative is defined based on a ‘cumulative cash index’, which represents the cumulative payout to a predefined (synthetic) insured population in relation to the expected payout (in the base scenario) to this same population. Both parties in the contract have the possibility to terminate the contract after 10 years (early termination clause). The payout is maximized at a predetermined percentage compared to the base scenario.

To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, in 2013 Aegon bought an additional longevity index derivative. This derivative will pay out in 2035 if some combination of higher than expected mortality rates in the US and/or lower than expected mortality rates in the Netherlands persists over the next twenty years from 2013 and, at that time, is expected to continue to do so. Payout of the derivative is defined based on a ‘terminal present value’, which represents the sum of 1) the cumulative payout to a predefined (synthetic) insured population over the years and 2) the remaining expected liability on this same population. The preceding sum is compared to amounts set at the moment of signing the contract to determine the actual payout.

As a next step in the hedge program Aegon the Netherlands bought a third fixed for floating longevity hedge in 2015. The floating leg is a single payout in 2065. The payout depends on an index which is constructed as the aggregate benefit payments over the term of 50 years on an underlying book of annuities. This book has a best estimate value of liabilities of EUR 15 billion and has a significant portion of deferred annuities. The development of the index only depends on Dutch population mortality. The hedge provides out-of-the-money protection. The payout depends on where the index ends up relative to contractually agreed attachment and detachment points. In 2015, Aegon entered into the first tranche of this hedge for an amount of EUR 6 billion with Canada Life Re. This first tranche covers 40% of the best estimate value of liabilities of EUR 15 billion.

Annual Report on Form 20-F 2015

36.2 Insurance contracts for general account

	2015	2014
Life insurance	109,884	100,539
Non-life insurance
- Unearned premiums and unexpired risks	5,202	4,572
- Outstanding claims	2,412	2,292
- Incurred but not reported claims	1,002	737
Incoming reinsurance	4,542	3,786
At December 31	123,042	111,927

	2015	2014
Non-life insurance:
- Accident and health insurance	7,993	6,974
- General insurance	623	627
Total non-life insurance	8,616	7,601

Movements during the year in life insurance:	2015	2014
At January 1	100,539	91,930
Acquisitions	83	27
Portfolio transfers and acquisitions	(70)	273
Gross premium and deposits – existing and new business	7,168	8,127
Unwind of discount / interest credited	4,708	4,121
Insurance liabilities released	(10,263)	(9,986)
Changes in valuation of expected future benefits	(464)	2,814
Shadow accounting adjustments	(867)	641
Net exchange differences	7,235	8,031
Transfer (to) / from insurance contracts for account of policyholders	1,046	(401)
Transfers to disposal groups	-	(5,053)
Other	769	15
At December 31	109,884	100,539

In the Netherlands, decreasing interest rates led to a deficiency in the liability adequacy test of EUR 230 million recorded in the line shadow accounting adjustments in 2014. This deficiency is recognized in the revaluation reserve as shadow loss recognition is applied. In 2015, this deficiency in the liability adequacy test did no longer exist and therefore the shadow accounting adjustment reversed in the line shadow accounting adjustments in 2015. Accounting policies are disclosed in note 2.19 f Liability adequacy testing.

238	Notes to the consolidated financial statements Note 36

Movements during the year in non-life insurance:	2015	2014
At January 1	7,601	6,555
Acquisitions / Additions	2	-
Gross premiums – existing and new business	2,216	2,130
Unwind of discount / interest credited	369	280
Insurance liabilities released	(989)	(902)
Changes in valuation of expected future claims	2	31
Change in unearned premiums	(1,250)	(1,238)
Change in unexpired risks	3	(13)
Incurred related to current year	783	696
Incurred related to prior years	232	357
Release for claims settled current year	(321)	(272)
Release for claims settled prior years	(775)	(703)
Shadow accounting adjustments	(105)	69
Loss recognized as a result of liability adequacy testing	16	2
Change in IBNR	193	(32)
Net exchange differences	700	725
Other	(63)	-
Transfers to disposal groups	-	(83)
At December 31	8,616	7,601

Movements during the year in incoming reinsurance:	2015	2014
At January 1	3,786	3,284
Gross premium and deposits – existing and new business	1,609	1,428
Unwind of discount / interest credited	231	193
Insurance liabilities released	(1,675)	(1,561)
Change in unearned premiums	5	5
Changes in valuation of expected future benefits	(51)	(30)
Loss recognized as a result of liability adequacy	(2)	7
Net exchange differences	438	460
Other	200	-
At December 31	4,542	3,786
36.3 Insurance contracts for account of policyholders
Insurance contracts for account of policyholders	2015	2014
At January 1	102,250	84,311
Portfolio transfers and acquisitions	79	(345)
Gross premium and deposits – existing and new business	11,794	11,727
Unwind of discount / interest credited	603	6,392
Insurance liabilities released	(9,320)	(6,808)
Fund charges released	(1,710)	(1,377)
Changes in valuation of expected future benefits	(1,178)	1,144
Transfer (to) / from insurance contracts	(1,020)	409
Transfer (to) / from investment contracts for account of policyholders	3,525	75
Transfers to disposal groups	-	(1,375)
Net exchange differences	7,644	8,080
Other	13	17
At December 31	112,679	102,250

Annual Report on Form 20-F 2015

37 Investment contracts

37.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2015	14,985	374	15,359
Portfolio transfers and acquisitions	16	-	16
Deposits	5,560	-	5,560
Withdrawals	(4,698)	-	(4,698)
Investment contracts liabilities released	-	65	65
Interest credited	276	-	276
Fund charges released	(3)	-	(3)
Movements related to fair value hedges	(46)	-	(46)
Net exchange differences	1,052	19	1,071
Other	119	-	119
At December 31, 2015	17,260	457	17,718
At January 1, 2014	14,079	466	14,545
Portfolio transfers and acquisitions	(28)	-	(28)
Deposits	3,299	-	3,299
Withdrawals	(3,756)	-	(3,756)
Investment contracts liabilities released	-	(122)	(122)
Interest credited	266	-	266
Fund charges released	(5)	-	(5)
Movements related to fair value hedges	(26)	-	(26)
Net exchange differences	1,186	29	1,215
Transfers to disposal groups	(57)	-	(57)
Other	26	-	26
At December 31, 2014	14,985	374	15,359

Investment contracts consist of the following:		2015	2014
Institutional guaranteed products		3,300	3,207
Fixed annuities		6,468	5,960
Savings accounts		7,101	5,414
Investment contracts with discretionary participation features		457	374
Other		392	404
At December 31		17,718	15,359

240	Notes to the consolidated financial statements Note 38

37.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2015	38,220	53,629	91,849
Gross premium and deposits – existing and new business	9,863	2,164	12,027
Withdrawals	(10,859)	-	(10,859)
Interest credited	11	2,859	2,869
Investment contracts liabilities released	-	(8,316)	(8,316)
Fund charges released	(238)	-	(238)
Net exchange differences	3,496	2,943	6,439
Transfer (to) / from insurance contracts for account of policyholders	-	(3,525)	(3,525)
Other	(128)	-	(128)
At December 31, 2015	40,365	49,754	90,119

At January 1, 2014	32,628	49,981	82,608
Gross premium and deposits – existing and new business	8,961	2,326	11,287
Withdrawals	(8,569)	-	(8,569)
Interest credited	1,859	4,513	6,372
Investment contracts liabilities released	-	(6,799)	(6,799)
Fund charges released	(196)	-	(196)
Net exchange differences	3,782	3,608	7,390
Transfers to disposal groups	(122)	-	(122)
Transfer (to) / from insurance contracts for account of policyholders	(75)	-	(75)
Other	(48)	-	(48)
At December 31, 2014	38,220	53,629	91,849

38 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

¿	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (note 2.9 and note 47 Fair value);
¿	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts (note 2.19);
¿	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) together with the underlying insurance contracts (note 2.19); and
¿	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (note 2.19 and note 47 Fair value).

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically (note 2.19).

a. Financial guarantees

In the United States and New Markets (variable annuities sold in the United Kingdom), a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

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

Annual Report on Form 20-F 2015

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

			2015					2014
	United States 1)	Canada 1)	The Nether- lands 2)	New Markets	Total 3)	United States 1)	Canada 1)	The Nether- lands 2)	New Markets	Total 3)
At January 1	1,087	-	1,733	53	2,873	(72)	6	1,181	(4)	1,112

Incurred guarantee benefits 4)	(686)	-	(301)	-	(987)	1,065	26	552	57	1,700
Paid guarantee benefits	-	-	-	(2)	(2)	-	-	-	-	-
Transfers to disposal groups	-	-	-	-	-	-	(32)	-	-	(32)
Net exchange differences	109	-	-	-	109	94	-	-	-	94
At December 31	510	-	1,432	51	1,993	1,087	-	1,733	53	2,873

Account value 5)	33,182	-	7,624	1,446	42,252	28,088	-	7,743	1,293	37,124
Net amount at risk 6)	222	-	1,636	(56)	1,803	97	-	1,967	53	2,118

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits mainly relates to fair value movements due to increasing interest rates and tightening of treasury swaps spreads.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2015, the reinsured account value was EUR 2.5 billion (2014: EUR 2.6 billion) and the guaranteed remaining balance was EUR 1.7 billion (2014: EUR 1.7 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2015, the contract had a value of EUR 69 million (2014: EUR 59 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance.

Product balances as of December 31, 2015, were EUR 365 million in fixed annuities (2014: EUR 380 million) and EUR 122 million in life reinsurance (2014: EUR 118 million).

242	Notes to the consolidated financial statements Note 38

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

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

		2015			2014
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	419	782	1,201	323	644	967
Incurred guarantee benefits 5)	147	(19)	127	103	67	170
Paid guarantee benefits	(72)	(35)	(107)	(56)	(22)	(78)
Net exchange differences	49	88	137	49	94	143
At December 31	544	816	1,359	419	782	1,201
	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value 6)	52,346	5,760		48,074	6,581
Net amount at risk 7)	2,934	641		1,755	529
Average attained age of contract holders	69	69		68	69

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[5]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.
[6]	Account value reflects the actual fund value for the policyholders.
[7]	The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

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

Annual Report on Form 20-F 2015

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2015	2014
	GMI 1), 2)	GMI 1), 2)
At January 1	5,433	2,462
Incurred guarantee benefits 3)	(692)	2,971
At December 31	4,741	5,433
Account value 4)	18,112	18,794
Net amount at risk 5)	4,205	4,871

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]	The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 47 Fair value.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.2% at December 31, 2015, and 24.3% at December 31, 2014. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net gain before tax of EUR 21 million (2014: loss of EUR 189 million) to earnings. The main drivers of this gain before tax are positive results related to decreases in risk free rates of EUR 543 million (2014: EUR 4,927 million loss) and DPAC offset and other contributed a gain of EUR 493 million (2014: EUR 248 million gain) partly offset by hedges related to the guarantee reserves contributed fair value loss of EUR 670 million to income before tax (2014: EUR 4,346 million gain), a loss of EUR 202 million related to decreasing own credit spread (2014: EUR 428 million loss), a loss of EUR 114 million related to a decrease in equity markets (2014: EUR 583 million gain) and a loss of EUR 11 million related to increases in equity volatilities (2014: EUR 10 million loss).

Guarantee reserves decreased EUR 1,526 million in 2015 (2014: increase of EUR 4,775 million).

244	Notes to the consolidated financial statements Note 39

39 Borrowings

	2015	2014
Capital funding	2,015	2,338
Operational funding	10,430	11,821
At December 31	12,445	14,158

Current	2,587	3,636
Non-current	9,858	10,522

Fair value of borrowings	12,811	14,627

Aegon’s borrowings are defined separately as capital funding and operational funding. Capital funding includes debt securities that are issued for general corporate purposes and for capitalizing its business units. Capital funding is part of the Company’s total capitalization that is used for financing its subsidiaries and the cash held at the holding company. Operational funding includes debt securities that are issued for financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.

Capital funding

On December 1, 2015, Aegon redeemed senior unsecured notes with a coupon of 4.625% issued in 2009. The principal amount of USD 500 million was repaid with accrued interest.

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2015	2014
USD 500 million Senior Unsecured Notes	4.625%	Semi-annually	2009 / 15	-	413
EUR 500 million Unsecured Notes	3%	July 18	2012 / 17	499	499
EUR 75 million Medium-Term Notes 1)	4.625%	December 9	2004 / 19	86	88
USD 500 million Senior Notes 1), 2)	5.75%	Semi-annually	2005 / 20	530	483
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	337	320
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	536	508
Other				27	27
At December 31				2,015	2,338
[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 46 Capital and solvency.

Operational funding

In 2015, Aegon redeemed the EUR 1,500 million ECB LTRO (Long Term Refinancing Operations) with a floating coupon and repurchased the mortgage loans from SAECURE 7 and SAECURE 11 for EUR 1,378 million. On November 11, 2015, Aegon borrowed EUR 450 million under a new ECB LTRO program with a floating coupon. Moreover, Aegon used its MRO (Main Refinancing Operations) facility and borrowed EUR 225 million on December 30, 2015. The USD 305 million Note issue agreement was derecognised as part of the sale of Clark Consulting.

In October 2015, Aegon established a EUR 5 billion Conditional Pass-Through Covered Bond (CPTCB) Programme, secured by prime Dutch residential mortgage loans. This programme is UCITS and CRD IV compliant and registered with the Dutch Central Bank. On November 24, 2015, Aegon placed its inaugural 5-year, EUR 750 million Conditional Pass Through Covered Bonds at 8 basis points over mid swaps resulting in an effective yield of 0.267%.

Annual Report on Form 20-F 2015

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2015	2014
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- /2017-18	481	114
EUR 1,018 million “SAECURE 7” RMBS Note 1), 2)	Floating	Quarterly	2010 / 15	-	772
EUR 212 / USD 600 “SAECURE 11” RMBS Note 1), 5)	Floating	Quarterly	2012 / 15	-	620
EUR 1,500 million ECB LTRO 1)	Floating	At Maturity	2012 / 15	-	1,500
EUR 450 million ECB LTRO 1)	Floating	At Maturity	2015 / 16	450	-
EUR 225 million ECB MRO 1)	Floating	At Maturity	2015 / 16	225	-
EUR 842 million “SAECURE 9” RMBS Note 1), 7)	Floating	Quarterly	2010 / 16	564	624
EUR 1,500 million “SAECURE 10” RMBS Note 1), 6)	Floating	Quarterly	2011 / 16	1,094	1,196
EUR 1,365 million “SAECURE 12” RMBS Note 1), 8)	Floating	Quarterly	2012 / 17	1,140	1,233
EUR 750 million “SAECURE 13” RMBS Note 1), 9)	Floating	Quarterly	2013 / 18	962	1,041
EUR 1,367 million “SAECURE 14” RMBS Note 1), 10)	Floating	Quarterly	2014 / 19	1,230	1,319
EUR 1,443 million “SAECURE 15” RMBS Note 1), 11)	Floating	Quarterly	2014 / 20	1,376	1,440
EUR 750 million Conditional Pass-Through Covered Bond 1), 4)	0.267%	Annual	2015 / 20	747	-
USD 305 million Note issue agreement 1)	5.54% / 8.88%	Quarterly	2002 / 22	-	46
USD 292 million Senior Secured Note1)	Floating	Quarterly	2012 / 23	264	236
USD 1.54 billion Variable Funding Surplus Note 3), 12)	Floating	Quarterly	2006 / 36	1,448	1,275
USD 550 million Floating Rate Guaranteed Note 3), 13)	Floating	Quarterly	2007 / 37	437	393
Other				12	11
At December 31				10,430	11,821
[1]	Issued by a subsidiary of Aegon N.V.
[2]	The first optional redemption date is August 2015; the legal maturity date is August 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[3]	Outstanding amounts can vary up to the maximum stated nominal amount.
[4]	The maturity date is 1 December 2020; the extended due for payment date is 2052.
[5]	The first optional redemption date is July 2015; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[6]	The first optional redemption date is February 2016; the legal maturity date is February 2094. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[7]	The first optional redemption date is March 2016; the legal maturity date is September 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[8]	The first optional redemption date is October 2017; the legal maturity date is July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[9]	The first optional redemption date is February 2018; the legal maturity date is November 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[10]	The first optional redemption date is January 2019; the legal maturity date is January 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[11]	The first optional redemption date is January 2020; the legal maturity date is January 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[12]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. - refer to note 48 Commitments and contingencies.
[13]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements.

Other

Borrowings measured at fair value amounted to EUR 616 million (2014: EUR 571 million). For the year 2015, Aegon’s credit spread had a negative impact of EUR 4 million on income before tax (2014: negative impact of EUR 19 million) and a negative impact of EUR 3 million on shareholders’ equity (2014: negative impact of EUR 12 million). The cumulative negative impact of Aegon’s credit spread for borrowings in portfolio at year end, based on observable market data, on income before tax amounted to EUR 11 million (2014: EUR 7 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 66 million (2014: EUR 67 million).

Undrawn committed borrowing facilities:	2015	2014
Floating-rate
- Expiring within one year	230	2,404
- Expiring beyond one year	3,338	2,000
At December 31	3,568	4,404

There were no defaults or breaches of conditions during the period.

246	Notes to the consolidated financial statements Note 40

40 Provisions

	2015	2014
At January 1	322	182
Additional provisions	91	230
Disposals	(7)	(1)
Unused amounts reversed through the income statement	(50)	(26)
Unwinding of discount and change in discount rate	4	3
Used during the year	(190)	(62)
Net exchange differences	6	3
Other	-	(5)
At December 31	175	322

Current	115	230
Non-current	61	92

The decrease of the provisions is mainly due to the settlement in 2015 of EUR 80 million related to a Dutch Court ruling for a request jointly filed by Aegon and BPHV with respect to the harbor workers’ former pension fund Optas and to the release of the earn out provision regarding Liberbank in Spain of EUR 38 million. Furthermore, the decrease is due to the utilization of a provision regarding the mandatory conversion of the Hungarian foreign currency mortgage debt of EUR 20 million and the utilization of the restructuring provision in the UK of EUR 46 million. In 2015, a restructuring provision of EUR 37 million was established for Aegon Americas.

The remaining provisions mainly consist of provisions regarding Aegon’s decision to abolish back-end loaded fees on unit-linked policies in Poland of EUR 12 million (2014: EUR 17 million), restructuring provisions of EUR 68 million (2014: EUR 69 million), provisions for unearned commission of EUR 27 million (2014: EUR 31 million), litigation provisions of EUR 14 million (2014: EUR 20 million) and other provisions of EUR 54 million (2014: EUR 34 million) mainly consisting of the remaining provision related to the harbor workers’ former pension fund Optas as menioned above.

41 Defined benefit plans

	2015	2014
Retirement benefit plans	4,135	4,095
Other post-employment benefit plans	296	272
Total defined benefit plans	4,430	4,366

Retirement benefit plans in surplus	41	38
Other post-employment benefit plans in surplus	-	-
Total defined benefit assets	41	38

Retirement benefit plans in deficit	4,176	4,133
Other post-employment benefit plans in deficit	296	272
Total defined benefit liabilities	4,471	4,404

	2015			2014
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	4,095	272	4,366	2,790	236	3,026
Defined benefit expenses	246	40	286	153	24	177
Remeasurements of defined benefit plans	(209)	(25)	(234)	1,156	-	1,156
Contributions paid	(23)	-	(23)	(21)	-	(22)
Benefits paid	(106)	(17)	(122)	(99)	(13)	(111)
Net exchange differences	131	25	157	123	27	150
Transfers to disposal groups	-	-	-	(7)	(4)	(11)
At December 31	4,135	296	4,430	4,095	272	4,366

Annual Report on Form 20-F 2015

The amounts recognized in the statement of financial position are determined as follows:

	2015			2014
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,731	-	4,731	4,471	-	4,471
Fair value of plan assets	(3,569)	-	(3,569)	(3,426)	-	(3,426)
	1,161	-	1,161	1,045	-	1,045
Present value of wholly unfunded obligations 1)	2,973	296	3,269	3,050	272	3,321
At December 31	4,135	296	4,430	4,095	272	4,366
[1]	Assets held by Aegon the Netherlands backing retirement benefits of EUR 2,635 million (2014: EUR 2,555 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2015 and 2014.

	2015			2014
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	134	10	144	94	8	102

Net interest on the net defined benefit liability (asset)	119	10	129	110	10	121
Past service cost	(7)	20	13	(51)	6	(45)
Total defined benefit expenses	246	40	286	153	24	177

					2013
				Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost				88	10	98

Net interest on the net defined benefit liability (asset)				124	9	134
Past service cost				1	-	1
Total defined benefit expenses				214	19	233

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2015	2014
At January 1	7,792	5,935
Current year service cost	144	102
Interest expense	268	258
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	(12)	210
- Actuarial gains and losses arising from changes in financial assumptions	(315)	1,146
Past service cost	13	(45)
Contributions by plan participants	11	11
Benefits paid	(366)	(279)
Net exchange differences	465	491
Transfers to disposal groups	-	(36)
At December 31	8,000	7,792

248	Notes to the consolidated financial statements Note 41

Movements during the year in plan assets for retirement benefit plans	2015	2014
At January 1	3,426	2,909
Interest income (based on discount rate)	138	137
Remeasurements of the net defined liability (asset)	(93)	199
Contributions by employer	34	32
Benefits paid	(244)	(167)
Net exchange differences	308	341
Transfers to disposal groups	-	(25)
At December 31	3,569	3,426

		2015		2014
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Quoted	Unquoted
Equity instruments	246	7	274	10
Debt instrument	499	723	481	666
Derivatives	-	117	-	97
Investment funds	7	1,602	13	1,553
Structured securities	-	3	-	7
Other	11	354	9	315
At December 31	764	2,806	778	2,648

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Managers of Aegon USA. The Board of Managers has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans were unfunded by EUR 863 million at December 31, 2015 (2014: EUR 709 million unfunded).

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

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2015 or 2014.

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Aegon USA, LLC, or the Compensation Committee of the Board of Directors of Aegon US Holding Corporation.

Annual Report on Form 20-F 2015

Aegon USA, LLC, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 284 million (2014: EUR 269 million).

Aegon USA provides health care benefits to retired employees, which are unfunded plans. The post-retirement health care plans are administered by Aegon USA, LLC (Aegon USA), which has delegated the claims administration to third-party administrators. Aegon USA maintains two plans which provide retiree medical benefits. For each plan, Aegon USA has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts. Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 235 million (2014: EUR 226 million).

The weighted average duration of the defined benefit obligation is 13.2 years (2014: 14.0 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2015	2014
Demographic actuarial assumptions
Mortality	US mortality table1)	US mortality table2)

Financial actuarial assumptions
Discount rate	4.25%	4.00%
Salary increase rate	3.91%	3.91%
Health care trend rate	8.00%	8.25%
[1]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2015.
[2]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2014.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2015	2014
Demographic actuarial assumptions
10% increase in mortality rates	(72)	(67)
10% decrease in mortality rates	79	74

Financial actuarial assumptions
100 basis points increase in discount rate	(428)	(418)
100 basis points decrease in discount rate	530	524
100 basis points increase in salary increase rate	50	40
100 basis points decrease in salary increase rate	(43)	(35)
100 basis points increase in health care trend rate	17	18
100 basis points decrease in health care trend rate	(15)	(16)

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

250	Notes to the consolidated financial statements Note 41

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	15-55%
Debt instruments	30-50%
Other	12-30%

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

The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. The defined benefit plans were unfunded by EUR 2,683 million at December 31, 2015 (2014: EUR 2,774 million). As the assets held by Aegon the Netherlands for retirement benefits do not meet the definition of plan assets, they were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, the Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liability related to this plan amounted to EUR 61 million at December 31, 2015 (2014: EUR 46 million).

The weighted average duration of the defined benefit obligation is 18.6 years (2014: 19.1 years).

Plan amendments 2014

The Dutch government has reduced the limits for tax-free pension accruals with effect from January 1, 2015. For career average pension arrangements the maximum permitted accrual rate is 1.875% which is capped for salaries above EUR 100,000. Aegon adjusted its pension arrangement for Aegon employees in the Netherlands to reflect these governmental changes. Besides this, Aegon adjusted the indexation scheme for both current (active members) and former employees (pensioners and deferred members) as of January 1, 2015. The defined benefit obligation as at December 31, 2014 was remeasured including these adjustments, which resulted in an increase in profit or loss of EUR 45 million before tax in 2014.

Annual Report on Form 20-F 2015

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2015	2014
Demographic actuarial assumptions	Aegon table	Aegon table
Mortality	2013 1)	2013 1)

Financial actuarial assumptions
Discount rate	2.61%	2.25%
Salary increase rate	1.76%	1.95%
Price inflation	1.76%	1.95%
[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2015	2014
Demographic actuarial assumptions
10% increase in mortality rates	(67)	(74)
10% decrease in mortality rates	75	83

Financial actuarial assumptions
100 basis points increase in discount rate	(442)	(526)
100 basis points decrease in discount rate	587	564
100 basis points increase in salary increase rate	15	16
100 basis points decrease in salary increase rate	(14)	(16)
100 basis points increase in price inflation	-	2
100 basis points decrease in price inflation	-	(2)

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

252	Notes to the consolidated financial statements Note 41

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2013. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a deficit of EUR 298 million at December 31, 2015 (2014: EUR 336 million).

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

The weighted average duration of the defined benefit obligation is 23.0 years (2014: 24.0 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2015	2014
Demographic actuarial assumptions
Mortality	UK mortality table 1)	UK mortality table 2)

Financial actuarial assumptions
Discount rate	3.90%	3.80%
Price inflation	3.10%	3.10%
[1]	SAPS S1NA light -2 years CMI 2014 1.50%-1.25% p.a.
[2]	SAPS S1NA light -2 years CMI 2012 1.25% p.a.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2015	2014
Demographic actuarial assumptions
10% increase in mortality rates	(37)	(35)
10% decrease in mortality rates	42	39

Financial actuarial assumptions
100 basis points increase in discount rate	(341)	(333)
100 basis points decrease in discount rate	470	463
100 basis points increase in price inflation	192	193
100 basis points decrease in price inflation	(347)	(313)

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

Annual Report on Form 20-F 2015

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	40%
Debt instruments	60%

New Markets

Businesses included in New Markets mostly operate defined contribution plans.

42 Deferred gains

	2015	2014
At January 1	82	88
Income deferred	40	1
Release to income statement	(14)	(13)
Net exchange differences	4	6
At December 31	112	82

43 Deferred tax
	2015	2014
Deferred tax assets	25	27
Deferred tax liabilities	2,764	3,151
Total net deferred tax liability / (asset)	2,740	3,124

Deferred tax assets comprise temporary differences on:	2015	2014
Financial assets	(5)	(13)
Deferred expenses, VOBA and other intangible assets	2	2
Defined benefit plans	3	4
Losses	15	19
Other	10	14
At December 31	25	27

Deferred tax liabilities comprise temporary differences on:	2015	2014
Real estate	434	360
Financial assets	2,730	3,449
Insurance and investment contracts	(2,500)	(3,109)
Deferred expenses, VOBA and other intangible assets	3,522	3,750
Defined benefit plans	(685)	(664)
Losses	(485)	(143)
Other	(252)	(492)
At December 31	2,764	3,151

254	Notes to the consolidated financial statements Note 43

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2015	360	3,461	(3,109)	3,748	(668)	(161)	(507)	3,124
Disposal of a business	-	-	-	(73)	-	-	-	(73)
Charged to income statement	66	(240)	889	(569)	(33)	(327)	333	120
Charged to equity	2	(834)	-	-	81	-	(1)	(752)
Net exchange differences	6	292	(279)	383	(68)	(13)	(55)	265
Other	-	56	(1)	32	1	1	(32)	56
At December 31, 2015	434	2,735	(2,500)	3,521	(688)	(500)	(261)	2,740

At January 1, 2014	370	1,812	(2,129)	2,940	(386)	(720)	(394)	1,493
Charged to income statement	(18)	(412)	(821)	512	93	601	75	29
Charged to equity	2	1,724	-	(1)	(332)	-	2	1,394
Net exchange differences	6	303	(278)	404	(66)	(41)	(51)	277
Transfers to disposal groups	-	(35)	123	(211)	1	-	(4)	(127)
Other	-	71	(4)	104	23	(1)	(134)	58
At December 31, 2014	360	3,461	(3,109)	3,748	(668)	(161)	(507)	3,124

In 2015, the decrease of deferred income tax liabilities primarily relates to a decrease of unrealized profits in respect of financial assets mainly driven by higher interest rates and widening credit spread.

In 2014, the increase of deferred corporate income tax liabilities primarily related to an increase of unrealized profits in respect of financial assets mainly driven by lower interest rates.

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 294 million; tax EUR 59 million (2014: gross EUR 366 million; tax EUR 71 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts		Not recognized deferred tax assets
	2015	2014	2015	2014
< 5 years	113	114	28	26
≥ 5 – 10 years	28	24	6	5
≥ 10 – 15 years	94	101	45	53
≥ 15 – 20 years	-	-	-	-
Indefinitely	605	670	144	141
At December 31	841	909	222	225

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

Annual Report on Form 20-F 2015

	Gross amounts		Deferred tax assets
	2015	2014	2015	2014
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	1,766	641	617	224

Deferred corporate income tax asset dependent on the realization of capital profits	558	543	195	190
Other	52	17	12	3
At December 31	2,376	1,201	824	417

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 46 million; tax EUR 9 million (2014: gross EUR 32 million; tax EUR 6 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,769 million; tax EUR 442 million (2014: gross EUR 1,767 million; tax EUR 441 million).

All deferred corporate income taxes are non-current by nature.

44 Other liabilities

	2015	2014
Payables due to policyholders	766	1,161
Payables due to brokers and agents	979	1,571
Payables out of reinsurance	792	888
Social security and taxes payable	179	159
Income tax payable	5	165
Investment creditors	180	602
Cash collateral	6,576	9,233
Repurchase agreements	1,728	1,782
Commercial paper	125	124
Bank overdrafts	-	4
Other creditors	2,742	2,466
At December 31	14,074	18,152

Current	13,145	17,886
Non-current	930	266

The carrying amounts disclosed reasonably approximate the fair values at year end, given the predominantly current nature of the other liabilities.

45 Accruals

	2015	2014
Accrued interest	155	160
Accrued expenses	117	112
At December 31	272	272

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

256	Notes to the consolidated financial statements Note 46

46 Capital and solvency

Aegon’s total capitalization reflects the capital employed in insurance activities and consists of shareholders’ capital and total gross financial leverage. Aegon aims to keep total gross financial leverage below 30% of total capitalization as measured by the gross financial leverage ratio. The gross financial leverage ratio is calculated by dividing the total gross financial leverage by the total capitalization (based on IFRS as adopted by the EU). At December 31, 2015, the gross financial leverage ratio was 27.0% (2014: 28.7%).

Additionally, Aegon manages capital adequacy at the level of the Company, its business units and the individual legal entities. The goal is to ensure that Aegon units maintain their financial strength. Aegon maintains its companies’ capital adequacy levels at which ever is the higher of local regulatory requirements and, for rated entities, rating agency requirements for very strong capitalization, and any additionally self-imposed internal requirements.

The following table shows the composition of the total capitalization and the calculation of the gross financial leverage ratio:

	Note	2015	2014
Total shareholders’ equity - based on IFRS as adopted by the EU	2	23,931	24,293
Non-controlling interests, share options and incentive plans not yet exercised	33, SOFP 2)	77	103
Revaluation reserves	32	(6,471)	(8,308)
Remeasurement of defined benefit plans	32	1,532	1,611
Shareholders’ capital		19,069	17,700
Junior perpetual capital securities	33	3,008	3,008
Perpetual cumulative subordinated bonds	33	454	454
Non-cumulative subordinated notes (Other equity instruments)	33	271	271
Fixed floating subordinated notes	34	694	693
Non-cumulative subordinated notes (Subordinated borrowings)	34	65	54
Trust pass-through securities	35	157	143
Currency revaluation other equity instruments 1)		269	23
Hybrid leverage		4,918	4,646
Senior debt 3)	39	2,015	2,367
Commercial paper and other short term debt	44	125	124
Senior leverage		2,140	2,490
Total gross financial leverage		7,057	7,137
Total capitalization		26,126	24,836
Gross financial leverage ratio		27.0%	28.7%
[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR nil million (2014: EUR 29 million).

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

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. Aegon’s Insurance Group Directive ratio (IGD ratio) was 220% at the end of 2015 (2014: 208%). The 2015 end of year IGD ratio was the last to be reported and filed as Aegon’s capitalization will be measured on a Solvency II basis as of January 1, 2016. The calculation of the IGD ratio was based on Solvency I capital requirements for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities. Specifically, for the IGD ratio, required capital for the life insurance companies in the US was calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the United States. The calculation of the IGD ratio excluded the available and required capital of the UK with-profits funds.

Annual Report on Form 20-F 2015

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the IGD ratio, applied a covariance calculation to determine the appropriate risk-based capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the Company Action Level (CAL) risk-based capital. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2015, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was approximately 460% of the CAL risk-based capital.

For the insurance and reinsurance undertakings of Aegon in the EU, the European Solvency I directives as implemented in the relevant member states were applicable up to December 31, 2015. Solvency I allowed member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. For life insurance companies the Solvency I capital requirement was by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns were given. At the end of 2015, Aegon the Netherlands consolidated solvency capital ratio based on IFRS was approximately 240%, excluding Aegon bank.

The Prudential Regulation Authority (PRA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Up to the end of 2015, companies had to manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). At December 31, 2015, the published measure was the most stringent requirement. The Pillar 1 ratio in the United Kingdom, including the with-profits funds, was approximately 165% at the end of 2015 (with-profits funds included at unaudited June 30, 2015, values). The local regulator (PRA) requires the total required capital number of the with-profits funds to be equal to the available capital.

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amounted to EUR 13,378 million at December 31, 2015 (2014: EUR 10,129 million).

The ability of Aegon’s subsidiaries, principally insurance companies, to pay dividends to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance regulatory authorities. Based on the capitalization level of the local subsidiary, local insurance regulators are able to restrict and/or prohibit the transfer of dividends to the holding company. In addition, the ability of subsidiaries to pay dividends to the holding company can be constrained by the need for these subsidiaries to have sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to pay dividends, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the subsidiaries to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, it is the Company’s policy that, the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses, without having to rely on the receipt of dividends from its subsidiaries.

Optas N.V., an indirect subsidiary of Aegon N.V., held statutory reserves of EUR 1,050 million per December 31, 2014 which were restricted. Aegon announced in April 2014 that it had reached agreement with BPVH - a foundation representing Dutch harbor workers and employers - on removing restrictions on the capital of the harbor’s former pension fund Optas pensioenen N.V., thereby ending a long-lasting dispute. After approval by the court, which was granted in January 2015, restrictions were removed three months after the date of the court ruling, when the appeal period expired. As the restrictions were removed, both the statutory reserve of EUR 1,050 million per December 31, 2014 and the amounts included in the legal reserves were transferred to retained earnings. Included in Aegon N.V.’s legal reserves was an amount of EUR 510 million per December 31, 2014 related to Optas N.V. which represented the increase in statutory reserves since the acquisition of Optas N.V. by Aegon. The statutory reserves of Optas N.V. were linked to the acquired negative goodwill related to Optas N.V. at acquisition date.

258	Notes to the consolidated financial statements Note 47

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

Annual Report on Form 20-F 2015

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2015
Assets carried at fair value
Available-for-sale
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money market and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
	28,761	80,283	5,365	114,409

Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money market and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders 1)	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Investments in real estate	-	-	1,990	1,990
Investments in real estate for policyholders	-	-	1,022	1,022
	121,552	91,775	6,250	219,577

Revalued amounts
Real estate held for own use	-	-	338	338
	-	-	338	338
Total assets at fair value	150,313	172,058	11,954	334,325

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	16,943	23,266	156	40,365
Borrowings 3)	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total liabilities at fair value	16,946	32,665	2,260	51,871
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

260	Notes to the consolidated financial statements Note 47

	Level I	Level II	Level III	Total 2014
Assets carried at fair value
Available-for-sale
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money market and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money market and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders 1)	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Investments in real estate	-	-	1,792	1,792
Investments in real estate for policyholders	-	-	1,101	1,101
	114,903	104,842	6,423	226,168

Revalued amounts
Real estate held for own use	-	-	293	293
	-	-	293	293
Total assets at fair value	142,451	182,504	11,734	336,690

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	15,371	22,683	165	38,220
Borrowings 3)	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total liabilities at fair value	15,403	46,261	3,175	64,839
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2015		Total 2014
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale
Debt securities	14	156	-	45
	14	156	-	45

Fair value through profit or loss
Shares	-	40	-	-
Investments for account of policyholders	(3)	209	163	1
	(3)	248	163	1
Total assets at fair value	11	405	163	46
Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Annual Report on Form 20-F 2015

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

Assets carried at fair value	At January 1, 2015	Total gains / losses in income state- ment 1)	Total gains / losses in OCI 2)	Pur- chases	Sales	Settle- ments	Net exchange differ- ence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	Trans- fers to dis- posal groups	At December 31, 2015	Total unrealized gains and (losses) for the period recorded in the P&L for instruments held at December 31, 2015 3)
Available-for-sale
Shares	280	32	30	92	(124)	(33)	16	-	-	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	-	182	(359)	-	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	-	182	(359)	-	5,365	-

Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	-	(9)	-	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	-	291	(162)	-	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	-	(83)	-	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	-	-	222	(176)

Investments in real estate	1,792	145	-	133	(163)	-	83	-	-	-	-	1,990	15
Investments in real estate for policyholders	1,101	67	-	280	(488)	-	60	-	-	-	-	1,022	59
	6,423	146	-	1,090	(1,775)	-	332	-	291	(255)	-	6,250	-

Revalued amounts

Real estate held for own use	293	(2)	8	21	-	-	19	-	-	-	-	338	(2)
	293	(2)	8	21	-	-	19	-	-	-	-	338	(2)
Total assets at fair value	11,734	(32)	77	2,224	(2,339)	(249)	681	-	473	(614)	-	11,954	(2)

Liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	-	(5)	-	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	-	(5)	-	2,260	(969)
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

262	Notes to the consolidated financial statements Note 47

Assets carried at fair value	At January 1, 2014	Total gains / losses in income state- ment 1)	Total gains / losses in OCI 2)	Pur- chases	Sales	Settle- ments	Net exchange differ- ence	Reclas- sification	Trans- fers from levels I and II	Trans- fers to levels I and II	Trans- fers to disposal groups	At December 31, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2014 3)
Available-for-sale
Shares	322	47	(12)	60	(153)	-	17	-	-	(1)	-	280	-
Debt securities	3,162	28	45	1,419	(504)	(268)	226	-	258	(503)	(60)	3,803	-
Other investments at fair value	826	(116)	2	155	(52)	(9)	112	-	17	-	(1)	934	-
	4,310	(41)	35	1,634	(708)	(277)	354	-	275	(503)	(61)	5,018	-

Fair value through profit or loss
Debt securities	17	(1)	-	6	-	(9)	2	-	2	-	-	17	1
Other investments at fair value	1,217	21	-	57	(269)	-	156	-	118	(62)	-	1,237	25
Investments for account of policyholders	1,989	92	-	534	(640)	-	38	-	90	(148)	-	1,956	85
Derivatives	328	66	-	-	(17)	-	17	(75)	-	-	-	320	(76)

Investments in real estate	1,532	(4)	-	397	(224)	-	91	-	-	-	-	1,792	27
Investments in real estate for policyholders	996	53	-	66	(86)	-	73	-	-	-	-	1,101	55
	6,079	226	-	1,060	(1,236)	(9)	377	(75)	210	(209)	-	6,423	118

Revalued amounts

Real estate held for own use	287	-	5	(14)	(5)	-	20	-	-	-	-	293	(2)
	287	-	5	(14)	(5)	-	20	-	-	-	-	293	(2)
Total assets at fair value	10,677	185	40	2,680	(1,949)	(286)	751	(75)	485	(713)	(61)	11,734	116

Liabilities carried at fair value
Investment contracts for account of policyholders	114	4	-	32	(1)	-	16	-	-	-	-	165	4
Derivatives	1,431	1,622	-	-	(41)	-	106	(75)	-	-	(32)	3,010	1,752
	1,545	1,626	-	32	(42)	-	122	(75)	-	-	(32)	3,175	1,756
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Annual Report on Form 20-F 2015

During 2015, Aegon transferred certain financial instruments from Level I and Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 473 million (2014: EUR 485 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2015, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Transfers from Level III amounted to EUR 619 million (2014: EUR 712 million).

264	Notes to the consolidated financial statements Note 47

Significant unobservable assumptions

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2015	Range (weighted average)	December 31, 2014	Range (weighted average)
Assets carried at fair value
Available-for-sale
Shares	Net asset value	n.a.	132	n.a.	134	n.a.
	Other	n.a.	161	n.a.	147	n.a.
			293		280
Debt securities	Broker quote	n.a.	3,640	n.a.	3,201	n.a.
	Discounted cash flow	Discount rate	-	-	199	3% - 8% (7.9%)
	Discounted cash flow	Credit spread	219	1.5% - 3.8% (2.8%)	223	0.8% - 3% (2.7%)
	Other	n.a.	285	n.a.	180	n.a.
			4,144		3,803
Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	785	7.4%	759	8.5%
Investment funds	Net asset value	n.a.	97	n.a.	104	n.a.
Other	Other	n.a.	45	n.a.	72	n.a.
			928		934
At December 31			5,365		5,018
Fair value through profit or loss
Debt securities	Other	n.a.	6	n.a.	17	n.a.
			6		17
Other investments at fair value
Investment funds	Net asset value	n.a.	1,260	n.a.	1,231	n.a.
Other	Other	n.a.	6	n.a.	6	n.a.
			1,265		1,237
Derivatives 3)
Longevity swap	Discounted cash flow	Mortality	86	n.a.	82	n.a.
Other	Other	n.a.	23	n.a.	110	n.a.
			109		191
Real estate
Investments in real estate	Direct capitalization	Capitalization
	technique	rate	640	4.8% - 10.5% (6.3%)	580	4.5% - 11% (7%)
	Appraisal value	n.a.	1,148	n.a.	1,069	n.a.
	Other	n.a.	202	n.a.	143	n.a.
			1,990		1,792
At December 31			3,370		3,237
Revalued amounts
Real estate held for own use	Direct capitalization	Capitalization				6.5% - 9.5%
	technique	rate	163	6.5% - 9.5% (7.9%)	137	(7.9%)
	Appraisal value	n.a.	116	n.a.	100	n.a.
	Other	n.a.	60	n.a.	56	n.a.
At December 31			338		293
Total assets at fair value 3)			9,073		8,547
Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	2,072	0.3% - 0.4% (0.3%)	2,939	0.3%
Other	Other	n.a.	32	n.a.	71	n.a.
Total liabilities at fair value			2,104		3,010
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
[3]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 113 million (2014: EUR 129).

Annual Report on Form 20-F 2015

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

		December 31, 2015	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2014	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease		Increase	Decrease
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	a	2,072	196	(187)	2,939	180	(171)

The table above presents the impact on a fair value measurement of a change in an unobservable input for embedded derivatives in insurance contracts. It is estimated that changing one or more of the unobservable inputs to reflect reasonable possible alternatives in valuation of other Level III financial investments would have no significant impact for the Group. The impact of changes in inputs may not be independent, therefore the descriptions provided below indicate the impact of a change in an input in isolation:

a.	To determine the fair value of the bifurcated embedded derivatives related to guarantees, a discount rate is used including own credit spread. An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives. Aegon increased or decreased its own credit spread by 20 basis points.

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2015	Carrying amount December 31, 2015	Estimated fair value hierarchy			Total estimated fair value December 31, 2015
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	32,899	-	-	37,648	37,648
Private loans - held at amortized cost	2,847	-	79	3,086	3,165
Other loans - held at amortized cost	2,517	-	2,301	215	2,517

Liabilities
Trust pass-through securities - held at amortized cost	157	-	146	-	146
Subordinated borrowings - held at amortized cost	759	681	147	-	828
Borrowings - held at amortized cost	11,829	1,735	706	9,753	12,194
Investment contracts - held at amortized cost	17,260	-	7,219	10,641	17,860

2014	Carrying amount December 31, 2014	Estimated fair value hierarchy			Total estimated fair value December 31, 2014
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	31,729	-	-	36,692	36,692
Private loans - held at amortized cost	2,058	-	73	2,381	2,454
Other loans - held at amortized cost	2,516	-	2,144	372	2,516

Liabilities
Trust pass-through securities - held at amortized cost	143	-	139	-	139
Subordinated borrowings - held at amortized cost	747	734	94	-	828
Borrowings - held at amortized cost	13,588	2,208	1,532	10,316	14,056
Investment contracts - held at amortized cost	14,985	-	5,542	9,951	15,492

266	Notes to the consolidated financial statements Note 47

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

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 120 million (2014: EUR 107 million) that are measured at par, which are reported as part of Other. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

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

Annual Report on Form 20-F 2015

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

268	Notes to the consolidated financial statements Note 47

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

Aegon’s valuation of its euro-denominated derivatives positions in the Netherlands is based on the Overnight Index Swap (OIS) curve.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. Depending on the duration of the longevity swaps either the projected mortality development or discount rate are the most significant unobservable inputs.

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

Embedded derivatives in insurance contracts including guarantees

Bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include Guaranteed minimum withdrawal benefits (GMWB) in the United States and United Kingdom which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts remained stable at 0.3% (2014: 0.3%).

Annual Report on Form 20-F 2015

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

Aegon extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate of 4.25% from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (EUR, USD and GBP) is set at 30 years.

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

270	Notes to the consolidated financial statements Note 47

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

	2015		2014
	Trading	Designated	Trading	Designated
Investments for general account	74	5,742	150	4,746
Investments for account of policyholders	-	199,204	-	190,366
Derivatives with positive values not designated as hedges	9,885	-	25,789	-
Total financial assets at fair value through profit or loss	9,959	204,947	25,940	195,112

Investment contracts for account of policyholders	-	40,365	-	38,220
Derivatives with negative values not designated as hedges	9,852	-	24,186	-
Borrowings	-	617	-	571
Total financial liabilities at fair value through profit or loss	9,852	40,981	24,186	38,791

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

Annual Report on Form 20-F 2015

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

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2015		2014
	Trading	Designated	Trading	Designated
Net gains and (losses)	(1,350)	1,228	8,160	4,839

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

Refer to note 39 Borrowings for the impact of Aegon’s own credit spread on the fair value of the borrowings designated at fair value through profit or loss.

48 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2016. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2015		2014
	Purchase	Sale	Purchase	Sale
Real estate	-	70	-	34
Mortgage loans	488	56	388	60
Private loans	98	-	122	-
Other	670	-	422	-

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

Other commitments and contingencies

	2015	2014
Guarantees	708	732
Standby letters of credit	29	30
Share of contingent liabilities incurred in relation to interests in joint ventures	27	18
Other guarantees	24	22
Other commitments and contingent liabilities	20	25

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

272	Notes to the consolidated financial statements Note 48

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

Transamerica Corporation, a wholly-owned subsidiary of Aegon N.V., has provided a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As of December 31, 2015, this amounted to EUR 1,842 million (2014 EUR: 1,595 million).

Aegon N.V. entered into a contingent capital letter for an amount of JPY 7.5 billion (EUR 57 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

¿	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2015, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,750 million (2014: EUR 2,403 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 235 million (2014: EUR 114 million); as of that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2015 amounted to EUR 3,467 million (2014: EUR 3,099 million). As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,448 million (2014: EUR 1,275 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
¿	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 615 million (2014: EUR 552 million); and
¿	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2015.

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

Certain of the products we sell are complex and involve significant investment risks that may be passed on to Aegon’s customers. Aegon has, from time to time, received claims from certain current and former customers, and groups representing customers, in respect of certain products. Aegon has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes as we believed appropriate.

In addition, the insurance industry has routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups involving wide-ranging subjects such as transparency of disclosure - issues and the charges included in products, employment or third party relationships, adequacy of internal operational controls and processes, environmental matters, anti-competition, privacy, information security and intellectual property infringement. For example, unclaimed property administrators and state insurance regulators performed examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. This included multi-state examinations. Additionally, some states conducted separate examinations or instituted separate enforcement actions under their unclaimed property laws and related claims settlement practices. As other insurers in the United States have done, Aegon Americas identified certain additional internal processes that it has implemented or is in the process of implementing. Aegon Americas initially established reserves to this

Annual Report on Form 20-F 2015

matter in 2011, which have been partially released on a quarterly basis as policy level reconciliation efforts are completed, with a reserve of approximately EUR 16 million remaining at year end 2015. Like various other major insurers in the United States, Aegon subsidiaries in the United States entered into settlements with insurance regulators regarding claims settlement practices.While Aegon believes the reserves it has established for these unclaimed property matters are adequate to cover expected obligations, there can be no assurances that actual exposures will not exceed reserve amounts or that additional sources of liability related to those examinations or other unclaimed property-related matters will not arise in the future.

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

Aegon has defended and Aegon intends to continue defending itself vigorously when Aegon believes claims are without merit. Aegon has also sought and intends to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances. Aegon refers to the settlement Aegon reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis in The Netherlands, two major customer interest groups. In 2012, Aegon accelerated certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies. With these measures, Aegon committed to the ‘best of class’ principles of the Dutch Ministry of Finance for certain existing unit-linked products. These principles were the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry made a strong appeal to all industry participants to apply its principles. As a result of this acceleration, Aegon took a one-off charge of EUR 265 million before tax in 2012. In addition, Aegon decided to reduce future policy costs for the large majority of its unit-linked portfolio. At the time of that acceleration, that decision was expected to decrease income before tax over the remaining duration of the policies by approximately EUR 125 million in aggregate, based on the present value at the time of the decision. While parties such as the Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) supported the arrangements reached with customer interest groups, the public debate over the adequacy generally of these and other arrangements, as well as discussions in the Dutch Parliament, continue and may lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of these matters, including what actions, if any, Aegon may take in response thereto, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. For example, the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) issued a request to the insurance industry to contact certain customers to determine whether unit-linked products sold in the past, actually perform as originally contemplated. Aegon has actively responded to that request by contacting customers to assess the performance of these products in the context of the then current objectives of that customer and to solicit an informed decision by those customers whether or not to continue with, make changes to or terminate these products (‘activeren van klanten’). This process is actively monitored by the AFM, including the percentage of customers contacted. Sanctions may be imposed if the AFM determines that an insurer did not conduct this process adequately as well as timely. The Dutch Parliament introduced specific legislation in this respect and closely monitors the process. Any changes in legislation, regulatory requirements or perceptions of commercial necessity may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

In general, individual customers as well as policyholder advocate groups and their representatives, continue to focus on the level of fees and other charges included in products sold by the insurance industry (including Aegon), as well as the transparency of disclosure regarding such fees and charges and other product features and risks. In 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “KoersPlan” product. Between 1989 and 1998, Aegon issued, sold or advised on approximately 600,000 KoersPlan policies. In 2011, the Court of Appeal ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the death benefit embedded in those products. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to KoersPlan customers. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation and took a charge of EUR 25 million in 2013 in connection therewith. In 2014, Aegon announced that it would voluntarily compensate holders of KoersPlan products that were not plaintiffs in the litigation. The compensation amounts to the difference, if any, between the amount of premium charged by Aegon for a comparable risk in a product providing only death benefit coverage over the same period, and the premium (if

274	Notes to the consolidated financial statements Note 48

higher) actually charged by Aegon in connection with the KoersPlan product. This voluntary product improvement was supported by the consumer interest group that initiated the court action over the KoersPlan product, Stichting Koersplandewegkwijt. This improvement was extended to all tontine saving plan products (Spaarkassen). However, another interest group, Stichting Woekerpolisproces, announced in 2014 that it expected in the future to file a claim in court against Aegon, alleging that the compensation is too low and should be paid not only to all KoersPlan policyholders, but also to all holders of other products sold by Aegon with a death benefit (and corresponding premium payment obligation). It is not yet possible to determine what actions, if any, Aegon may take in connection with any such expectations, or demands or claims, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position.

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

In April 2015, the European Court of Justice ruled on preliminary questions raised in a court case pending before the District Court in Rotterdam against another insurance company in The Netherlands. The main preliminary question considered by the European Court of Justice was whether European law permits the application of information requirements based on general principles of Dutch law that potentially extend beyond information requirements as explicitly prescribed by local laws and regulations in force at the time the policy was written. The European Court ruled that member states may impose on insurers obligations of transparency of disclosure in addition to those existing under European law, provided that those additional obligations are sufficiently clear and concrete as well as known to an insurer in advance. The European Court has left it to the national court to decide in specific cases whether the obligations under Dutch law meet those principles. It is possible that a judgment, although it would address a question of legal principle only and would be rendered in a case against another insurer, may ultimately be used by plaintiffs against Aegon or to support potential claims against Aegon. Future claims based on emerging legal theories could have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Proceedings in which Aegon is involved

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit-linked products that Aegon sold in the past, including products over which Aegon was involved in litigation in the past, like the KoersPlan product. While the number of products to which the claim may relate was reduced by the court in its interlocutory ruling of October 28, 2015, it still concerns the majority of Aegon’s unit-linked portfolio. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made in earlier court cases. There can be no assurance that the claim from Vereniging Woekerpolis.nl may not ultimately have a material adverse effect on Aegon’s results of operations or financial position.

Holders of unit-linked policies filed claims in civil court against Aegon in Poland over the fees payable by a customer at the time of the initial purchase for certain products or retrospectively due on surrender for other products. While fees were explicitly disclosed to policyholders in policy documentation at the time of investment, the plaintiffs allege they are too high or that there is no contractual basis to charge fees altogether. In October 2014, the Polish Office of Competition and Consumer Protection fined Aegon for an amount of EUR 6 million in relation to its communication around early surrender fees. While this fine was not directly related to the civil claims, for reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the early surrender fee structure. Aegon recorded a charge of EUR 23 million in the fourth quarter of 2014 in connection therewith. In December 2015, Aegon reached a settlement with the Polish Office of Competition and Consumer Protection on reducing the fees payable by a customer at the time of the initial purchase, and took a related charge of EUR 11 million. There can be no assurances that ultimately the exposure to Aegon in connection with allegations such as those underlying the claims in Poland, would not have a material adverse effect on Aegon’s results of operations or financial position.

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

Annual Report on Form 20-F 2015

Aegon’s US operations also face employment-related lawsuits from time to time. Aegon is defending a suit filed by self-employed independent insurance agents associated with one of Aegon’s financial marketing units who have claimed that they are, in fact, employees of the organization. While Aegon believes these independent contractors are not employees, if Aegon were not to prevail on that point, there can be no assurance that the outcome would not have a material effect on Aegon’s results of operations and financial condition. It is not practicable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any.

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

Future lease payments

		2015			2014
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Operating lease obligations	79	186	254	79	170	231
Operating lease rights	62	156	56	64	150	59

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

In the normal course of business Aegon is involved in the following transactions:

¿	Transferred financial assets that are not derecognized in their entirety:

¿	Securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash collateral is not recognized on the balance sheet; and

¿	Repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred, but are not derecognized. The obligation to repay the cash received is recognized as a liability.

¿	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);

¿	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;

¿	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and

¿	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.

The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial asset that are derecognized in their entirety, but where Aegon has a continuing involvement and assets accepted and pledged as collateral.

276	Notes to the consolidated financial statements Note 49

49.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2015
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	171	7,001	33	589
Carrying amount of associated liabilities	180	7,141	35	608

	2014
		Available-for-sale financial assets	Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	250	7,840	24	645
Carrying amount of associated liabilities	264	7,999	25	660

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

49.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirely as per year-end 2015 and 2014.

49.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2015	2014
Carrying amount of transferred financial assets	6,069	6,966
Fair value of cash collateral received	4,232	4,145
Fair value of non-cash collateral received	1,998	2,457
Net exposure	(161)	364
Non-cash collateral that can be sold or repledged in the absence of default	1,390	1,689
Non-cash collateral that has been sold or transferred	-	-

Annual Report on Form 20-F 2015

Reverse repurchase agreements	2015	2014
Cash paid for reverse repurchase agreements	4,416	4,722
Fair value of non-cash collateral received	4,445	4,751
Net exposure	(29)	(29)
Non-cash collateral that can be sold or repledged in the absence of default	3,462	3,877
Non-cash collateral that has been sold or transferred	-	-

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

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2015	2014
General account (contingent) liabilities	3,729	3,463
Collateral pledged	5,348	4,469
Net exposure	(1,619)	(1,006)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2015	2014
Cash received on repurchase agreements	1,728	1,758
Collateral pledged (transferred financial assets)	1,724	1,793
Net exposure	4	(35)

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 6.4 billion (2014: EUR 8.2 billion) has been pledged as security for notes issued (note 39 Borrowings). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 1,166 million (2014: EUR 1,419 million).

278	Notes to the consolidated financial statements Note 50

50 Offsetting, enforceable master netting arrangements and similar agreements

The following table provides details relating to the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities.

				Related amounts not set off in the statements of financial position
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
2015
Derivatives	10,692	-	10,692	8,458	1,721	514
At December 31	10,692	-	10,692	8,458	1,721	514

2014
Derivatives	27,221	1	27,220	21,885	4,034	1,300
At December 31	27,221	1	27,220	21,885	4,034	1,300

				Related amounts not set off in the statements of financial position
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount
2015
Derivatives	8,336	-	8,336	7,905	190	240
At December 31	8,336	-	8,336	7,905	190	240

2014
Derivatives	22,638	1	22,637	21,542	198	897
At December 31	22,638	1	22,637	21,542	198	897

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

Annual Report on Form 20-F 2015

51 Business combinations

Acquisitions

2015

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

On September 25, 2015, Aegon announced that it has acquired Mercer’s US defined contribution record-keeping business. On December 31, 2015, Aegon completed the acquisition after obtaining regulatory approval. The total purchase price amounted to EUR 70 million (USD 78 million), consisting of EUR 64 million (USD 71 million) cash and EUR 6 million (USD 7 million) contingent consideration.

On December 7, 2015 Aegon announced that it has increased its investment in Aegon Religare Life Insurance Company ARLI from 26 percent to 49 percent. The company has been renamed as Aegon Life Insurance Company Ltd.

2014

There were no material acquisitions during 2014.

2013

On February 8, 2013, Aegon closed the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. Fidem Life was rebranded ‘Aegon Ukraine’ and is integrated into the governance and management structure of Aegon CEE.

Divestments/Disposals

2015

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer, and increased the group’s Insurance Group Directive (IGD) solvency ratio by over 4 percentage points at the time of the sale.

On July 31, 2015, Aegon completed the sale of its Canadian life insurance business following regulatory approval. The agreement to sell Aegon’s Canadian life insurance business for an amount of CAD 600 million (EUR 428 million) was announced on October 16, 2014. The transaction resulted in a book loss of CAD 1,054 million (EUR 751 million) recorded and presented as part of ‘other charges’, please refer to Note 17 Other charges. Aegon used the proceeds of this transaction for the redemption of the USD 500 million 4.625% senior bond which was due in December 2015.

The results of the Canadian operations reflect amounts previously recorded in Other Comprehensive Income that were reclassified into the income statement including CAD 178 million (EUR 127 million) release of the foreign currency translation reserve, CAD (72) million (EUR (51) million) release of the net foreign investment hedging reserve and CAD 668 million (EUR 476 million) for the release of the available for sale reserve. The net cash proceeds were CAD 543 million (EUR 387 million) consisting of CAD 600 million (EUR 428 million) cash received and the cash and cash equivalents included in the sale of CAD 57 million (EUR 41 million). Expenses related to the transaction, including cost of sale, amounted to CAD 11 million (EUR 8 million).

On September 1, 2015, Aegon completed the sale of Clark Consulting following regulatory approval. The agreement to sell Clark Consulting for USD 177.5 million (EUR 160 million) was announced on July 10, 2015 and resulted in a gain of USD 8 million (EUR 7 million).

On September 7, 2015, Aegon completed the sale of its 25.1% share in platform provider and discretionary fund manager Seven Investment Management (7IM) for GBP 19 million (EUR 26 million). This transaction has led to a net gain of GBP 7 million (EUR 10 million). 7IM was recorded as an associate in the books of Aegon.

280	Notes to the consolidated financial statements Note 52

2014

No divestments were completed in 2014.

2013

On June 12, 2013, Aegon UK announced the sale of national independent financial advisor (IFA) Positive Solutions to Intrinsic Financial Services. The loss on the sale amounted to EUR 22 million. The sale was completed in the third quarter of 2013.

On December 30, 2013, Aegon Czech Republic completed the sale of its local pension business. The consideration amounted to EUR 6 million and resulted in a book loss, in 2013, of EUR 7 million.

52 Group companies

Subsidiaries

The principle subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

¿	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States);

¿	Transamerica Casualty Insurance Company, Columbus, Ohio (United States);

¿	Transamerica Corporation, Wilmington, Delaware (United States);

¿	Transamerica Financial Life Insurance Company, Inc., Albany, New York (United States);

¿	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States); and

¿	Transamerica Premier Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

¿	Aegon Bank N.V., Utrecht;

¿	Aegon Hypotheken B.V., The Hague;

¿	Aegon Levensverzekering N.V., The Hague;

¿	Aegon Schadeverzekering N.V., The Hague;

¿	Aegon Spaarkas N.V., The Hague;

¿	Optas Pensioenen N.V., Rotterdam;

¿	TKP Pensioen B.V., Groningen; and

¿	Unirobe Meeùs Groep B.V., The Hague.

United Kingdom

¿	Origen Financial Services Ltd., London; and

¿	Scottish Equitable plc, Edinburgh.

New Markets

¿	Aegon España S.A., Madrid (Spain) (99.98%);

¿	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Hungary);

¿	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Poland);

¿	Private Joint Stock Company “Insurance Company Aegon Life Ukraine”, Kiev (Ukraine); and

¿	Transamerica Life (Bermuda) Ltd., Hamilton, Bermuda.

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Annual Report on Form 20-F 2015

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

¿	AMVEST Vastgoed B.V., Utrecht (50%), property management and development.

New Markets

¿	Aegon Industrial Fund Management Co., Ltd, Shanghai (China), (49%);

¿	Aegon Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain), (51%);

¿	Aegon Santander Portugal Vida—Companhia de Seguros de Vida S.A., Lisbon (Portugal), (51%);

¿	Aegon Santander Portugal Não Vida—Companhia de Seguros S.A., Lisbon (Portugal), (51%);

¿	Aegon Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain (51%);

¿	Aegon Sony Life Insurance Co, Tokyo (Japan), (50%);

¿	Aegon-THTF Life Insurance Company Ltd, Shanghai (China), (50%); and

¿	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain), company (50%).

Refer to note 25 Investments in joint ventures for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment.

Americas

¿	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil), (50%).

The Netherlands

¿	N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague, (33.3%).

United Kingdom

¿	Tenet Group Limited, Leeds, (22%).

New Markets

¿	Aegon Life Insurance Company, Mumbai (India), life insurance company, (49%); and
¿	La Banque Postale Asset Management, Paris (France), (25%).

Refer to note 26 Investments in associates for further details on these investments.

53 Related party transactions

In the normal course of business, Aegon enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of Aegon include, amongst others, its associates, joint ventures, key management personnel and the defined benefit and contribution plans. Transactions between related parties have taken place on an arm’s length basis. Transactions between Aegon and its subsidiaries that are deemed related parties have been eliminated in the consolidation and are not disclosed in the notes.

Related party transactions include, among others, transactions between Aegon N.V. and Vereniging Aegon.

On November 13, 2015, Vereniging Aegon exercised its options rights to purchase in aggregate 760 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by a correction to Aegon’s issuance of shares on May 21, 2015, in connection with the Long Term Incentive Plans for senior management.

On May 21, 2015, Vereniging Aegon exercised its options rights to purchase in aggregate 3,686,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by issuance of shares on May 21, 2015, in connection with the Long Term Incentive Plans for senior management.

282	Notes to the consolidated financial statements Note 53

On January 1, 2015, Vereniging Aegon exercised its options rights to purchase in aggregate 9,680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by issuance of shares on January 1, 2015, in connection with the Long Term Incentive Plans for senior management.

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

Remuneration of members of the Management Board

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, the CEO’s of Aegon USA, Aegon the Netherlands, Aegon UK and Aegon Central & Eastern Europe, and Aegon’s Chief Risk Officer. The total remuneration for the members of the Management Board over 2015 was EUR 15.2 million (2014: EUR 14.9 million; 2013: EUR 15.2 million), consisting of EUR 6.3 million (2014: EUR 5.1 million; 2013: EUR 5.0 million) fixed compensation, EUR 4.9 million variable compensation awards (2014: EUR 5.2 million; 2013: EUR 6.3 million), EUR 1.6 million (2014: EUR 2.0 million; 2013: EUR 1.3 million) other benefits and EUR 2.5 million (2014: EUR 2.6 million; 2013: EUR 1.6 million) pension premiums.

In 2013 a special tax-levy (‘crisis tax’), as introduced by the Dutch government, was accrued for members of the Management Board employed in the Netherlands. In 2013 this amounted to EUR 1.0 million. The special tax levy is no longer applicable as from 2014. Expenses as recognized under IFRS in the income statement for variable compensation and pensions differ from the variable compensation awards and pension premiums paid due to the accounting treatment under respectively IFRS 2 and IAS 19. IFRS expenses related to variable compensation amounted to EUR 5.0 million (2014: EUR 5.6 million; 2013: EUR 6.3 million) and EUR 3.4 million (2014: EUR 2.0 million; 2013: EUR 1.7 million) for pensions.

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ‘000, except where indicated otherwise).

Annual Report on Form 20-F 2015

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

Fixed compensation

In EUR thousand	2015	2014	2013
Alexander R. Wynaendts	1,154	1,154	1,049
Darryl D. Button 1)	991	753	475
Jan J. Nooitgedagt 2)	-	-	434
Total fixed compensation	2,145	1,907	1,958

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Fixed compensation is disclosed for the period that Mr. Button has been part of the Executive Board. In his position as CFO and member of Aegon’s Executive Board Mr. Button earned in 2015 an annual base salary of USD 1.1 million (2014: USD 1.0 million; 2013: USD 0.6 million). Amounts are based on USD, converted to EUR, based on annual average exchange rates.
[2]	Mr. Nooitgedagt’s fixed compensation is reflective of his time with Aegon until retirement as of August 1, 2013.

Conditional variable compensation awards

In EUR thousand	2015	2014	2013
Alexander R. Wynaendts	923	913	1,032
Darryl D. Button 1)	784	600	468
Jan J. Nooitgedagt 2)	-	-	434
Total conditional variable compensation awards	1,707	1,513	1,934

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board. Amounts are based on USD, converted to EUR, based on annual average exchange rates.
[2]	Mr. Nooitgedagt’s conditional variable compensation is reflective of his time with Aegon until retirement as of August 1, 2013.

The amounts in the table represent the conditional variable compensation awards earned during the related performance year. Expenses recognized under IFRS accounting treatment in the income statement for conditionally awarded cash and shares differ from the awards. For the performance year 2015 and previous performance years, expenses under IFRS for Mr. Wynaendts amounted to EUR 900 (2014: EUR 958; 2013: EUR 1,026).

For Mr. Button, the expenses under IFRS with regard to conditionally awarded cash and shares recognized in the income statement during the performance year 2015 for his role as CFO and member of Aegon’s Executive Board amounted to EUR 683 (2014: EUR 466; 2013: EUR 288). In performance year 2013 and previous performance years Mr. Button has been awarded with variable compensation in his role as CFO of Americas and Head of Corporate Financial Center. The related expenses under IFRS for those awards recognized in 2015 for the period that Mr. Button has been part of the Executive Board amount to EUR 312 (2014: EUR 372; 2013: EUR 500).

In 2013, expenses recognized in the income statement for Mr. Nooitgedagt amounted to EUR 836. Under IFRS, expenses related to conditional variable compensation awards are recognized in full at retirement date. Therefore, expenses under IFRS in 2013 for Mr. Nooitgedagt relate to the conditional variable compensation awards for the performance year 2013 as well as for previous performance years. The vesting conditions and applicable holding periods for the awards of Mr. Nooitgedagt remain nevertheless unchanged. Mr. Nooitgedagt retired on August 1, 2013 and he has been awarded no variable compensation in 2015 or 2014.

2015

Over the performance year 2015, Mr. Wynaendts was awarded EUR 923 in total conditional variable compensation. Mr. Button was awarded EUR 784.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2015, 40% is payable in 2016. Accordingly, Mr. Wynaendts and Mr. Button will receive a cash payment of EUR 185 and EUR 157 respectively. The number of shares to be made available in 2016 relating to performance year 2015 is 30,219 and 23,621 for Mr. Wynaendts and Mr. Button respectively. To the vested shares, with the exception of shares sold to meet income tax obligations, a retention (holding) period is applicable for a future three years, before they are at the disposal of the Executive Board members.

284	Notes to the consolidated financial statements Note 53

The remaining part of variable compensation for the performance year 2015 (60%), for Mr. Wynaendts EUR 277 and 45,330 shares and for Mr. Button EUR 235 and 35,433 shares, is to be paid out in equal portions in 2017, 2018 and 2019, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, with the exception of shares sold to meet income tax obligations, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

2014

Over the performance year 2014, Mr. Wynaendts was awarded EUR 913 in total conditional variable compensation. Mr. Button was awarded EUR 600.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2014, 40% was payable in 2015. Accordingly, Mr. Wynaendts and Mr. Button received a cash payment of EUR 183 and EUR 120 respectively. The number of shares made available in 2015 relating to performance year 2014 was 27,105 and 17,302 for Mr. Wynaendts and Mr. Button respectively. To the vested shares, with the exception of shares sold to meet income tax obligations, a retention (holding) period is applicable for a future three years, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2014 (60%), for Mr. Wynaendts EUR 274 and 40,656 shares and for Mr. Button EUR 180 and 25,956 shares, is to be paid out in equal portions in 2016, 2017 and 2018, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, with the exception of shares sold to meet income tax obligations, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members

2013

During the performance year 2013, Mr. Wynaendts was awarded EUR 1,032 in total conditional variable compensation. Mr. Button was awarded EUR 468 for the period he served as member of the Executive Board.

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

Mr. Nooitgedagt was awarded EUR 434 variable compensation for the period he served as a member of the Executive Board in 2013. Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2013, 40% was payable in 2014. Accordingly, Mr. Nooitgedagt received a cash payment of EUR 87. The number of shares to be made available in 2014 related to performance year 2013 is 17,650. Of the remaining 60%, EUR 130 and 26,478 shares is to be paid out in future years and subject to ex-post assessments, which may result in downward adjustments. In each of the years 2015, 2016 and 2017, equal portions of the deferred variable compensation over 2013 may be made available. Any payout will be split 50/50 in cash payment and an allocation of shares vesting. The vested shares (with the exception of shares sold to meet income tax obligations) are subject to a three year retention (holding) period before they are at the disposal of Mr. Nooitgedagt.

Annual Report on Form 20-F 2015

The table below illustrates all the conditionally awarded cash and shares of the members of the Executive Board, and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned:

	Conditional granted performance related remuneration		Timing of vesting, subject to targets and conditions
Shares by reference period			2013		2014	2015	2016	2017	2018	2019
Alexander R. Wynaendts
2007	9253 6)		-		-	-	9,253	-	-	-
2010-2012	112,040 7)		112,040	7)	-	-	-	-	-	-
20111)	51,912		17,304		17,304	17,304	-	-	-	-
20122)	162,776		65,111		32,555	32,555	32,555	-	-	-
20133)	104,904		-		41,961	20,981	20,981	20,981	-	-
20144)	67,761		-		-	27,105	13,552	13,552	13,552	-
20155)	75,549		-		-	-	30,219	15,110	15,110	15,110
Total number of shares	584,195		194,455		91,820	97,945	106,560	49,643	28,662	15,110
Darryl D. Button
20133)	47,862		-		19,146	9,572	9,572	9,572	-	-
20144)	43,258		-		-	17,302	8,652	8,652	8,652	-
20155)	59,054		-		-	-	23,621	11,811	11,811	11,811
Total number of shares	150,174		-		19,146	26,874	41,845	30,035	20,463	11,811
Jan J. Nooitgedagt
2010-2012	82,427	7)	82,427	7)	-	-	-	-	-	-
20111)	33,750		11,250		11,250	11,250	-	-	-	-
20122)	111,851		44,741		22,370	22,370	22,370	-	-	-
20133)	44,128		-		17,650	8,826	8,826	8,826	-	-
Total number of shares	272,156		138,418		51,270	42,446	31,196	8,826	-	-
Cash (in EUR)
Alexander R. Wynaendts
2011	245,385		81,795		81,795	81,795	-	-	-	-
2012	508,840		203,536		101,768	101,768	101,768	-	-	-
2013	515,816		-		206,327	103,163	103,163	103,163	-	-
2014	456,643		-		-	182,656	91,329	91,329	91,329	-
2015	461,305		-		-	-	184,522	92,261	92,261	92,261
Total cash	2,187,989		285,331		389,890	469,382	480,782	286,753	183,590	92,261
Darryl D. Button
2013	233,834		-		93,533	46,767	46,767	46,767	-	-
2014	300,120		-		-	120,048	60,024	60,024	60,024	-
2015	392,154		-		-	-	156,862	78,431	78,431	78,431
Total cash	926,108		-		93,533	166,815	263,653	185,222	138,455	78,431
Jan J. Nooitgedagt
2011	159,540		53,180		53,180	53,180	-	-	-	-
2012	349,646		139,859		69,929	69,929	69,929	-	-	-
2013	216,980		-		86,792	43,396	43,396	43,396	-	-
Total cash	726,166		193,039		209,901	166,505	113,325	43,396	-	-

[1]	The number of shares is based on a volume weighted average price of EUR 4.727. After vesting a 3 year holding period applies to shares vested.
[2]	The number of shares is based on a volume weighted average price of EUR 3.126. After vesting a 3 year holding period applies to shares vested.
[3]	The number of shares is based on a volume weighted average price of EUR 4.917. After vesting a 3 year holding period applies to shares vested.
[4]	The number of shares is based on a volume weighted average price of EUR 6.739. After vesting a 3 year holding period applies to shares vested.
[5]	The number of shares is based on a volume weighted average price of EUR 6.106 After vesting a 3 year holding period applies to shares vested.
[6]	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares vested in 2012 and 50% will vest in 2016.
[7]	These shares vested in 2013 on basis of actual realized performance and are subject to an additional two year holding period.

286	Notes to the consolidated financial statements Note 53

Other benefits

In EUR thousand	2015	2014	2013
Alexander R. Wynaendts	151	151	132
Darryl D. Button 1)	528	583	508
Jan J. Nooitgedagt 2)	-	-	40
Total other benefits	679	734	680

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s other benefits are reflective of his time with Aegon until retirement as of August 1, 2013.

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group. For Mr. Button, these benefits also include expenses related to his expatriation from the United States to the Netherlands, borne by the Group.

Pension contributions

In EUR thousand	2015	2014	2013
Alexander R. Wynaendts	1,219	1,728	652
Darryl D. Button 1)	215	177	114
Jan J. Nooitgedagt 2)	-	-	106
Total pension contributions	1,434	1,905	872

[1]	Mr. Button was appointed as CFO and member of Aegon’s Executive Board on May 15, 2013. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board.
[2]	Mr. Nooitgedagt’s pension contributions are reflective of his time with Aegon until retirement as of August 1, 2013.

The amounts as presented in the table are the pension contributions in the related book year. The 2015 number is determined by significant changes to the Dutch fiscal regime for pension contributions as well as contractual changes to the pension arrangements of Mr. Wynaendts upon his reappointment. The 2014 contribution for Mr. Wynaendts to the Aegon pension funds reflects the increase to his fixed salary as well the current low interest rates. Under IFRS, the service cost as recognized in the income statement related to the defined benefit obligation of Mr. Wynaendts amounted to EUR 1,962 (2014: EUR 951; 2013: EUR 736). Service cost for Mr. Button amounted to EUR 215 (2014: EUR 177; 2013: EUR 114) and for Jan J. Nooitgedagt EUR 44 in 2013.

Total

The total amount of remuneration for Mr. Wynaendts related to 2015 was EUR 3,446 (2014: EUR 3,947; 2013: EUR 3,282), for Mr. Button EUR 2,518 (2014: EUR 2,113; 2013: EUR 1,619) and for Mr. Nooitgedagt EUR nil (2014: nil; 2013: EUR 1,203). The remuneration of Mr. Button is charged from his home country to The Netherlands. These charges are subject to Dutch VAT, which is an expense for Aegon. The amount of VAT liable over 2015 is EUR 529 (2014: EUR 444, 2013: EUR 329). The special tax-levy (‘crisis tax’), as introduced by the Dutch government for Dutch employees, is no longer applicable as from 2014. The special tax-levy caused an increase of Aegon’s total remuneration for Alexander R. Wynaendts of EUR 417 in 2013, for Darryl D. Button EUR 54 in 2013 (disclosed for the period that Mr. Button has been part of the Executive Board) and for Jan J. Nooitgedagt EUR 190 in 2013. The total remuneration for the members of the Executive Board over 2015 was EUR 6.0 million (2014: EUR 6.1 million; 2013: EUR 5.4 million). Total expenses recognized under IFRS accounting treatment in the income statement for Mr. Wynaendts related to 2015 was EUR 4,167 (2014: EUR 3,214; 2013: EUR 3,360), for Mr. Button EUR 2,946 (2014: EUR 2,750; 2013: EUR 1,939) and for Mr. Nooitgedagt nil (2014: nil; 2013: EUR 1,544). Total IFRS expenses for the members of the Executive Board over 2015 was EUR 7,114 million (2014: EUR 5,964 million; 2013: 6,578 million).

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2015 by Mr. Wynaendts and Mr. Button amount to 346,301 and 162,469 (2014: 295,734 and 82,340) respectively. For each of the members of the Executive Board, the shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with Aegon totaling EUR 249,158 (2014: EUR 735,292) with an interest rate of 4.4%. In 2015 Mr. Wynaendts made repayments totaling to EUR 486,134 relating to his mortgage loans. No other outstanding balances such as loans, guarantees or advanced payments exist.

Annual Report on Form 20-F 2015

Remuneration of active and retired members of the Supervisory Board

In EUR	2015	2014	2013
Robert J. Routs	143,000	134,000	140,000
Irving W. Bailey, II	135,000	122,750	136,250
Robert W. Dineen (as of May 21, 2014)	121,000	70,125	-
Shemaya Levy	101,000	94,125	112,000
Ben J. Noteboom (as of May 20, 2015)	69,250	-	-
Ben van der Veer	115,000	104,125	105,000
Dirk P.M. Verbeek	112,125	92,000	105,000
Corien M. Wortmann-Kool (as of May 21, 2014)	96,000	55,250	-
Dona D. Young (as of May 15, 2013)	121,000	118,000	77,125
Total for active members	1,013,375	790,375	675,375
Antony Burgmans (up to April 1, 2014)	-	15,000	87,000
Karla M.H. Peijs (up to September 30, 2013)	-	-	71,500
Kornelis J. Storm (up to May 21, 2014)	-	33,750	91,000
Leo M. van Wijk (up to May 20, 2015)	38,625	86,000	97,000
Total remuneration	1,052,000	925,125	1,021,875
VAT liable on Supervisory Board remuneration	220,920	194,276	200,981
Total	1,272,920	1,119,401	1,222,856

Aegon’s Supervisory Board members are entitled to the following:

¿	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings (2015: 7 meetings; 2014: 7 meetings; 2013: 7 meetings);
¿	An attendance fee of EUR 3,000 for each extra Board meeting attended, be it in person or by video and/or telephone conference;
¿	A committee fee for members on each of the Supervisory Board’s Committees;
¿	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
¿	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. There are no outstanding balances such as loans, guarantees or advanced payments. The remuneration for Supervisory Board members is as of 2013 Dutch VAT liability compliant.

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2015	2014
Irving W. Bailey, II	31,389	31,389
Ben J. Noteboom	23,500	-
Ben van der Veer	1,450	1,450
Dirk P.M. Verbeek	1,011	1,011
Dona D. Young	13,260	13,260
Total	70,610	47,110

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board.

288	Notes to the consolidated financial statements Note 54

54 Events after the balance sheet date

On January 13, 2016, Aegon announced to repurchase EUR 400 million worth of common shares in 2016, of which a first tranche of EUR 200 million will be repurchased before March 31, 2016. These shares will be repurchased to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. It will be proposed to shareholders at their next Annual General Meeting on May 20, 2016, to cancel any repurchased shares under this program. The shares will be repurchased at or below the daily volume-weighted average price.

On January 18, 2016 Aegon the Netherlands signed an agreement to sell its commercial non-life insurance business, which includes the proxy and co-insurance run-off portfolios, will be sold to Allianz Benelux. This sale is expected to be completed before July 1, 2016. This transaction follows the announcement last year that the commercial line of Aegon the Netherlands was no longer strategically core to the company’s non-life business, and that Aegon the Netherlands will continue to invest in income protection and retail non-life insurance. The transaction is still subject to approval by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt).

The Hague, the Netherlands, March 25, 2016

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Darryl D. Button
Robert W. Dineen
Shemaya Levy
Ben J. Noteboom
Ben van der Veer
Dirk P.M. Verbeek
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2015

290	Financial statements of Aegon N.V.

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2015	2014
Net income group companies	750	779
Other income / (loss)	(38)	(22)
Net income / (loss)	712	757

Annual Report on Form 20-F 2015

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2015	2014
Investments
Shares in group companies	3	25,239	27,292
Loans to group companies	4	4,529	4,016
Other investments	5	-	95
		29,768	31,403

Receivables	6
Receivables from group companies		591	1,171
Other receivables		63	93
		654	1,264

Other assets
Cash and cash equivalents		309	655
Other	7	111	377
		420	1,032

Prepayments and accrued income
Accrued interest and rent		20	32
Total assets		30,862	33,731

Shareholders’ equity
Share capital	8	328	327
Paid-in surplus	9	8,059	8,270
Revaluation account	9	6,551	8,335
Remeasurement of defined benefit plans of group companies	9	(1,532)	(1,611)
Legal reserves – foreign currency translation reserve	9	1,267	(105)
Legal reserves in respect of group companies	9	1,343	2,542
Retained earnings, including treasury shares	9	6,960	5,442
Net income / (loss)	9	712	757
		23,688	23,957
Other equity instruments	10	3,800	3,827
Total equity		27,488	27,784

Subordinated borrowings	11	759	747

Long-term borrowings	12	1,458	1,827

Other liabilities	13
Short term deposits		125	124
Loans from group companies		360	496
Payables to group companies		337	2,201
Deferred tax liability		142	87
Other		165	435
		1,129	3,343
Accruals and deferred income		29	30
Total equity and liabilities		30,862	33,731

292	Notes to the financial statements of Aegon N.V. Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over 25 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 31,500 people worldwide (2014: over 28,000).

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

Annual Report on Form 20-F 2015

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

2.6 Cash and cash equivalents

Cash comprises cash at banks and in-hand. Cash equivalents are short-term, highly liquid investments generally with original maturities of three months or less that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investment or investment for account of policyholders.

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

294	Notes to the financial statements of Aegon N.V. Note 2

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

Annual Report on Form 20-F 2015

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

3 Shares in group companies

	2015	2014
At January 1	27,292	19,342
Capital contributions and acquisitions	394	2,034
Divestments and capital repayments	-	(450)
Dividend received	(2,570)	(369)
Net income / (loss) for the financial year	750	779
Revaluations	(626)	5,956
At December 31	25,239	27,292

For a list of names and locations of the most important group companies, refer to note 52 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

4 Loans to group companies

	2015	2014
Loans to group companies – long-term
At January 1	3,874	3,815
Additions / (repayments)	(1,155)	(395)
Other changes	418	454
At December 31	3,137	3,874

Loans to group companies – short-term
At January 1	142	505
Additions / (repayments)	1,268	(372)
Other changes	(18)	9
At December 31	1,392	142
Total	4,529	4,016

The other changes in 2015 in Loans to group companies – long-term mainly relate to currency exchange rate fluctuations.

5 Other investments

Money market and other short-term investments
FVTPL1)
At January 1, 2015	95
Additions	-
Disposals	95
At December 31, 2015	-
At January 1, 2014	95
Additions	-
Disposals	-
At December 31, 2014	95

[1]	Fair value through profit or loss.

The money market and other short-term investments fully consisted of investments in money market funds and were disposed of in 2015.

296	Notes to the financial statements of Aegon N.V. Note 6

6 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 63 million (2014: EUR 93 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

7 Other assets

Other assets include derivatives with positive fair values of EUR 106 million (2014: EUR 377 million).

8 Share capital

Issued and outstanding capital	2015	2014
Common shares	258	258
Common shares B	71	70
Total share capital	328	327

Authorized capital	2015	2014
Common shares	720	720
Common shares B	360	360
At December 31	1,080	1,080

Par value in cents per share	2015	2014
Common shares	12	12
Common shares B	12	12

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

In 2015, Vereniging Aegon exercised its option rights to purchase in aggregate 3,696,440 common shares B at market value. It did this to prevent dilution caused by Aegon’s issuance of shares, in connection with the Long Term Incentive Plans for senior management.

In 2014, Vereniging Aegon exercised its option rights to purchase in aggregate 2,320,280 common shares B at market value. It did this to prevent dilution caused by Aegon’s issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management.

Annual Report on Form 20-F 2015

The following table shows the movement during the year in the number of common shares:

Number of common shares	2015	2014
At January 1	2,145,947,511	2,131,458,863
Shares issued	-	-
Stock dividend	1,089,315	14,488,648
At December 31	2,147,036,826	2,145,947,511

The following table shows the movement during the year in the number of common shares B:

Number of common shares B	2015	2014
At January 1	581,325,720	579,005,440
Shares issued	3,696,440	2,320,280
At December 31	585,022,160	581,325,720

The weighted average number of EUR 0.12 common shares for 2015 was 2,102,813,138 (2014: 2,096,043,713).

The weighted average number of EUR 0.12 common shares B for 2015 was 583,607,720 (2014: 580,391,240).

The shares repurchased by Aegon N.V. during the share-buy-back programs to undo the dilution caused by the distribution of dividend in stock, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares.

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

298	Notes to the financial statements of Aegon N.V. Note 9

9 Shareholders’ equity

	Share capital	Paid- in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2015	327	8,270	8,335	(1,611)	(105)	2,542	5,761	(319)	757	23,957

Net income 2014 retained	-	-	-	-	-	-	757	-	(757)	-
Net income 2015	-	-	-	-	-	-	-	-	712	712
Total net income / (loss)	-	-	-	-	-	-	757	-	(45)	712

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(86)	1,372	-	-	-	-	1,286
Changes in revaluation subsidiaries	-	-	(1,837)	-	-	-	-	-	-	(1,837)
Remeasurement of defined benefit plans of group companies	-	-	-	165	-	-	-	-	-	165
Transfer to legal reserve	-	-	53	-	-	(1,199)	1,138	-	-	(8)
Other	-	-	-	-	-	-	10	-	-	10
Other comprehensive income / (loss)	-	-	(1,784)	79	1,372	(1,199)	1,148	-	-	(384)

Shares issued	1	-	-	-	-	-	-	-	-	1
Dividend common shares	-	(211)	-	-	-	-	(292)	-	-	(503)
Dividend withholding tax reduction	-	-	-	-	-	-	1	-	-	1
Treasury shares	-	-	-	-	-	-	1	50	-	51
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(139)	-	-	(139)
Other	-	-	-	-	-	-	(8)	-	-	(8)
At December 31, 2015	328	8,059	6,551	(1,532)	1,267	1,343	7,229	(269)	712	23,688

Annual Report on Form 20-F 2015

	Share capital	Paid-in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2014	325	8,376	3,276	(706)	(1,806)	2,345	5,188	(290)	986	17,694

Net income 2013 retained	-	-	-	-	-	-	986	-	(986)	-
Net income 2014	-	-	-	-	-	-	-	-	757	757
Total net income / (loss)							986		(229)	757

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(84)	1,701	-	-	-	-	1,617
Changes in revaluation subsidiaries	-	-	5,286	-	-	-	-	-	-	5,286
Remeasurement of defined benefit plans of group companies	-	-	-	(821)	-	-	-	-	-	(821)
Transfer to legal reserve	-	-	(227)	-	-	197	28	-	-	(2)
Other	-	-	-	-	-	-	(4)	-	-	(4)
Other comprehensive income / (loss)	-	-	5,058	(905)	1,701	197	24	-	-	6,076

Dividend common shares	2	(106)	-	-	-	-	(266)	-	-	(370)
Treasury shares	-	-	-	-	-	-	(38)	(29)	-	(67)
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(152)	-	-	(152)
Other	-	-	-	-	-	-	19	-	-	19
At December 31, 2014	327	8,270	8,335	(1,611)	(105)	2,542	5,761	(319)	757	23,957

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted for EUR 7,613 million (2014: EUR 8,858 million) of items with positive revaluation and for EUR 1,062 million of items with negative revaluation (2014: EUR 523 million negative revaluation).

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

Optas N.V., an indirect subsidiary of Aegon N.V., held statutory reserves of EUR 1,050 million per December 31, 2014 which were restricted. Aegon announced in April 2014 that it had reached agreement with BPVH – a foundation representing Dutch harbor workers and employers – on removing restrictions on the capital of the harbor’s former pension fund Optas pensioenen N.V., thereby ending a long-lasting dispute. After approval by the court, which was granted in January 2015, restrictions were removed three months after the date of the court ruling, when the appeal period expired. As the restrictions were removed, both the statutory reserve of EUR 1,050 million per December 31, 2014 and the amounts included in the legal reserves were transferred to retained earnings. Included in Aegon N.V.’s legal reserves was an amount of EUR 510 million per December 31, 2014 related to Optas N.V. which represented the increase in statutory reserves since the acquisition of Optas N.V. by Aegon. The statutory reserves of Optas N.V. were linked to the acquired negative goodwill related to Optas N.V. at acquisition date.

300	Notes to the financial statements of Aegon N.V. Note 10

On the balance sheet date, Aegon N.V., and its subsidiaries held 44,531,558 of its own common shares (2014: 51,317,190) with a face value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Movements in the number of repurchased own shares held by Aegon N.V. were as follows:

	2015	2014
At January 1	49,536,806	39,836,533

Transactions in 2015:
Sale: 1 transaction, price EUR 7.24	(7,628,399)
Sale: 1 transaction, price EUR 6.62	(16,279,933)
Purchase: transactions, average price EUR 6.63	16,279,933
Sale: 1 transaction, price EUR 5.40	(19,047,358)
Purchase: transactions, average price EUR 5.28	20,136,673
Transactions in 2014:
Sale: 1 transaction, price EUR 6.33		(4,788,375)
Purchase: transactions, average price EUR 6.43		14,488,648
Sale: 1 transaction, price EUR 6.37		(16,319,939)
Purchase: transactions, average price EUR 6.49		16,319,939
At December 31	42,997,722	49,536,806

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2015		2014

	Number of shares (thousands)	Total amounts	Number of shares (thousands)	Total amounts
Held by Aegon N.V.	42,997,722	257	49,536,806	306
Held by subsidiaries	1,533,836	12	1,780,384	13
Total at December 31	44,531,558	269	51,317,190	319

The consideration for the related shares is deducted from or added to the retained earnings.

10 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans	Non-cumulative subordinated notes	Total
At January 1, 2015	3,008	454	94	271	3,827
Redemption of junior perpetual capital securities	-	-	-	-	-
Shares granted / Share options cost incurred	-	-	26	-	26
Shares vested / Share options forfeited	-	-	(53)	-	(53)
At December 31, 2015	3,008	454	68	271	3,800

At January 1, 2014	4,192	454	99	271	5,015
Redemption of junior perpetual capital securities	(1,184)	-	-	-	(1,184)
Shares granted / Share options cost incurred	-	-	29	-	29
Shares vested / Share options forfeited	-	-	(34)	-	(34)
At December 31, 2014	3,008	454	94	271	3,827

Annual Report on Form 20-F 2015

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2015	2014
USD 500 million	6.50%	Quarterly, December 15	2016	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2016	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2016	402	402
USD 1 billion	6.375%	Quarterly, June 15	2016	821	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2016	950	950
EUR 200 million	6.0%	Annually, July 21	2016	200	200
At December 31				3,008	3,008

[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.
[3]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2015	2014
EUR 136 million	5.185%1),4)	Annual, October 14	2018	136	136

EUR 203 million	4.260%2),4)	Annual, March 4	2021	203	203

EUR 114 million	1.506%3),4)	Annual, June 8	2025	114	114
At December 31				454	454
[1]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[2]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[3]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015 and 1.506% until 2025.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2015	2014
USD 525 million	8%	Quarterly, February 15	2017	271	271
At December 31				271	271

302	Notes to the financial statements of Aegon N.V. Note 11

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

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2015, the equity component amounted to EUR 271 million (2014: EUR 271 million), subordinated borrowings amounted to EUR 65 million (2014: EUR 54 million) and a deferred tax liability amounting to EUR 105 million (2014: EUR 95 million).

Refer to note 11 Subordinated borrowings for details of the component classified as subordinated borrowings.

11 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2015	2014
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	694	693
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2017	65	54
At December 31				759	747

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds, fixed floating subordinated notes and non-cumulative subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

Subordinated borrowings include a liability of EUR 65 million (2014: EUR 54 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 10 Other equity instruments.

12 Long-term borrowings

	2015	2014
Remaining terms less than 1 year	-	412
Remaining terms 1 - 5 years	586	587
Remaining terms 5 - 10 years	-	-
Remaining terms over 10 years	872	828
At December 31	1,458	1,827

The repayment periods of borrowings vary from within one year up to a maximum of 25 years. The interest rates vary from 3.000% to 6.625% per annum. The market value of the long-term borrowings amounted to EUR 1,821 million (2014: EUR 2,297 million).

Annual Report on Form 20-F 2015

13 Other liabilities

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 149 million (2014: EUR 406 million).

Commitments and contingencies

Aegon N.V. entered into a contingent capital letter for an amount of JPY 7.5 billion (EUR 57 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

¿	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2015, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,750 million (2014: EUR 2,403 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 235 million (2014: EUR 114 million); as of that date no amounts had been drawn, or were due under these facilities;
¿	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2015 amounted to EUR 3,467 (2014: EUR 3,099 million) As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,448 million (2014: EUR 1,275 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
¿	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 615 million (2014: EUR 552 million); and
¿	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2015.

14 Number of employees

Other than Mr. Wynaendts there were no employees employed by Aegon N.V. in 2015 and 2014.

15 Accountants remuneration

	Total remuneration		Of which PricewaterhouseCoopers Accountants N.V. (NL)
	2015	2014	2015	2014
Audit	20	17	8	5
Other audit	2	1	-	-
Other services	-	-	-	-
Total	22	18	8	5

304	Notes to the financial statements of Aegon N.V. Note 16

16 Events after the balance sheet date

On January 13, 2016, Aegon announced to repurchase EUR 400 million worth of common shares in 2016, of which a first tranche of EUR 200 million will be repurchased before March 31, 2016. These shares will be repurchased to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. It will be proposed to shareholders at their next Annual General Meeting on May 20, 2016, to cancel any repurchased shares under this program. The shares will be repurchased at or below the daily volume-weighted average price.

The Hague, the Netherlands, March 25, 2016

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Darryl D. Button
Robert W. Dineen
Shemaya Levy
Ben J. Noteboom
Ben van der Veer
Dirk P.M. Verbeek
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2015

Other information

Proposal for profit appropriation

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of Aegon N.V. The relevant provisions read as follows:

1.	The General Meeting of Shareholders will adopt the Annual Accounts;
2.	If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to augment and/or form reserves.
3.	The profits remaining after application of 2 above shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders;
4.	The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and common shares B;
5.	Distributions are made in accordance with the principle set forth in article 4 of the Articles of Association of Aegon N.V. that the financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share;
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

At the Annual General Meeting of Shareholders on May 20, 2016, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2015 of EUR 0.13 per common share and EUR 0.00325 per common share B. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 23, 2016, for the shares listed on the New York Stock Exchange and on May 24, 2016, for shares listed on Euronext. The record date for the dividend will be May 25, 2016. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 31, 2016 up to and including June 17, 2016. The dividend will be payable as of June 24, 2016.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 17, 2016 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 13, 2016 up to and including June 17, 2016.

	2015	2014
Final dividend on common shares	274	253
Earnings to be retained	438	504
Net income attributable to equity holders of Aegon N.V.	712	757

306	Other information Major Shareholders

Major shareholders

General

As of December 31, 2015, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,147,036,826 common shares and 585,022,160 common shares B issued. Of the issued common shares, 42,997,722 common shares were held by Aegon as treasury shares and 1,533,836 treasury shares were held by its subsidiaries.

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

As of December 31, 2015, 249 million common shares were held in the form of New York Registry shares. As of December 31, 2015, there were approximately 18,800 record holders of Aegon’s New York Registry shares resident in the United States.

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

Annual Report on Form 20-F 2015

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

In the years 2003 through 2012, 118,093,000 class B preferred shares were issued under these option rights. In July 2013, Vereniging Aegon exercised its option rights to purchase in aggregate 12,691,745 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance). It did this to correct dilution caused by Aegon’s issuance of shares on May 1, 2013 and May 16, 2013 in connection with the Long Term Incentive Plans for senior management and the issuance of shares on June 14, 2013, being the final dividend 2012 in the form of stock dividend. On May 22, 2014, and with effect of May 21, 2014, Vereniging Aegon exercised its options rights to purchase in aggregate 2,320,280 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management. On January 1, 2015 Vereniging Aegon exercised its options rights to purchase in aggregate 9680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on January 1, 2015, in connection with the Long Term Incentive Plans for senior management. On May 21, 2015 Vereniging Aegon exercised its options rights to purchase in aggregate 3,686,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 21, 2015, in connection with the Long Term Incentive Plans for senior management. And on November 13, 2015, and with effect of November 13, 2015, Vereniging Aegon exercised its options rights to purchase in aggregate 760 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by a correction to Aegon’s issuance of shares on May 21, 2015, in connection with the Long Term Incentive Plans for senior management

Development of shareholding in Aegon N.V.

Number of shares	Common	Common B
At January 1, 2015	292,687,444	581,325,720
Exercise option right common shares B	-	3,696,440
At December 31, 2015	292,687,444	585,022,160

Accordingly, at December 31, 2015, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.5%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2015, the General Meeting of Members of Vereniging Aegon consisted of 18 members. The majority of the voting rights is with the 16 members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The two other members are from the Executive Board of Aegon N.V.

Vereniging Aegon has an Executive Committee consisting of eight members, six of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are also members of the Executive Board of Aegon N.V. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are

308	Other information Major Shareholder

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

Other major shareholders

To Aegon’s knowledge based on the filings made with the Netherlands Authority for Financial Markets, the AFM, the US based investment management firm Dodge & Cox holds a capital and voting interest in Aegon of 3%.

Based on its last filing with the Dutch Autoriteit Financiële Markten on July 1, 2013 the Dodge & Cox International Stock Fund stated to hold 83,320,454 common shares and voting rights which represents 3.0% of the capital issued as at December 31, 2015. On February 12, 2016, Dodge & Cox’s filing with the United States Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 252,801,195 common shares, representing 9.3% of the issued capital, and has voting rights for 246,721,656 shares, representing 9.0% of the votes as at December 31,2015.

The SEC filing also shows that of this number of shares Dodge & Cox International Stock Fund holds 130,337,763 common shares, which represents 4.8% of the issued capital as at December 31, 2015. The remainder of the common shares registered in name of Dodge & Cox with the SEC are held by Dodge & Cox on behalf of its other clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

The filing of Franklin Resources, Inc. (FRI), a US-based investment management firm, with the SEC on February 3, 2016, shows that FRI holds 135,002,163 common shares, representing 4.9% of the issued capital as at December 31, 2015. The SEC filing also shows that the commons shares are held by various entities to whom they provide asset management services. Each of these entities hold less than 3% of the issued capital as at December 31, 2015.

Annual Report on Form 20-F 2015

Other financial information

Schedules to the financial statements

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2015
Amounts in million EUR	Cost1)	Fair value	Book value
Shares:

Available-for-sale	617	820	820
Fair value through profit or loss	531	640	640

Bonds:
Available-for-sale and held-to-maturity:
US government	8,351	9,077	9,077
Dutch government	4,245	5,068	5,068
Other government	14,308	16,587	16,587
Mortgage backed	9,991	10,265	10,265
Asset backed	8,432	8,852	8,852
Corporate	52,585	55,302	55,302
Money market investments	7,141	7,141	7,141
Other	1,120	1,297	1,297
Subtotal	106,173	113,589	113,589

Bonds:

Fair value through profit or loss	2,257	2,239	2,239

Other investments at fair value through profit or loss	2,931	2,938	2,938

Mortgages	32,899	37,648	32,899
Private loans	2,847	3,165	2,847
Deposits with financial institutions	106	106	106
Policy loans	2,201	2,201	2,201
Receivables out of share lease agreements	1	1	1
Other	209	209	209
Subtotal	38,263	43,330	38,263

Real estate:
Investments in real estate		1,990	1,990
Total		165,546	160,478
[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

310	Other financial information Schedule II

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2015	2014

Investments

Shares in group companies	3	25,239	27,292
Loans to group companies	4	4,529	4,016
Other investments	5	-	95
		29,768	31,403

Receivables	6

Receivables from group companies		591	1,171
Other receivables		63	93
		654	1,264

Other assets

Cash and cash equivalents		309	655
Other	7	111	377
		420	1,032

Prepayments and accrued income

Accrued interest and rent		20	32
Total assets		30,862	33,731

Shareholders’ equity
Share capital	8	328	327
Paid-in surplus	9	8,059	8,270
Revaluation account	9	6,551	8,335
Remeasurement of defined benefit plan of group companies	9	(1,532)	(1,611)
Legal reserves – foreign currency translation reserve	9	1,267	(105)
Legal reserves in respect of group companies	9	1,343	2,542
Retained earnings, including treasury shares	9	6,960	5,442
Net income / (loss)	9	712	757
		23,688	23,957
Other equity instruments	10	3,800	3,827
Total equity		27,488	27,784

Subordinated borrowings	11	759	747

Long-term borrowings	12	1,458	1,827

Other liabilities	13
Short term deposits		125	124
Loans from group companies		360	496
Payables to group companies		337	2,201
Deferred tax liability		142	87
Other		165	435
		1,129	3,343
Accruals and deferred income		29	30
Total equity and liabilities		30,862	33,731

Annual Report on Form 20-F 2015

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2015	2014	2013
Net income / (loss) group companies	750	779	965
Other income / (loss)	(38)	(22)	21
Net income	712	757	986

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2015	2014	2013
Income / (loss) before tax	688	752	1,000
Adjustments	778	679	(677)
Net cash flows from operating activities	1,466	1,431	323
Net cash flows from investing activities	(5)	-	-
Issuance and repurchase of share capital	(213)	(199)	(493)
Dividends paid	(292)	(266)	(323)
Issuance, repurchase and coupons of perpetual securities	(148)	(1,344)	(194)
Issuance, repurchase and coupons of non-cumulative subordinated notes	(38)	(32)	(28)
Issuance and repurchase of borrowings	(1,115)	438	(243)
Net cash flows from financing activities	(1,806)	(1,402)	(1,281)
Net increase / (decrease) in cash and cash equivalents	(346)	29	(958)

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2015, almost all of which from the Americas. Aegon spent EUR 0.3 billion on capital contributions and acquisitions in New Markets.

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

312	Other financial information Schedule III

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2015
Americas	8,689	177,742	4,977	1,991	9,195
The Netherlands	97	59,779	108	1,316	2,947
United Kingdom	2,414	77,995	12	5	5,697
New Markets	871	12,236	103	101	2,470
Holding and other activities	9	89	2	1	2
Total	12,080	327,841	5,202	3,414	20,311

2014
Americas	6,820	160,231	4,365	1,649	8,222
The Netherlands	114	61,458	117	1,275	4,716
United Kingdom	2,378	76,143	9	4	4,916
New Markets	648	10,533	81	101	2,010
Holding and other activities	5	4	-	1	-
Total	9,964	308,369	4,572	3,029	19,864

2013
Americas	6,718	142,382	3,704	1,318	7,826
The Netherlands	141	52,627	121	1,247	4,245
United Kingdom	2,256	68,611	-	-	6,537
New Markets	532	8,772	62	103	1,319
Holding and other activities	3	3	-	1	12
Total	9,650	272,396	3,886	2,669	19,939

The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Deferred policy acquisition costs also include deferred costs of reinsurance.

Annual Report on Form 20-F 2015

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2015
Americas	3,672	8,240	593	3,393	6,643
The Netherlands	2,274	4,641	30	1,039	2,934
United Kingdom	2,327	8,834	187	513	5,223
New Markets	248	928	115	554	2,524
Holding and other activities	4	2	3	57	7
Total	8,525	22,645	928	5,557	17,332

2014
Americas	3,309	5,954	448	2,817	5,614
The Netherlands	2,568	3,853	37	956	4,699
United Kingdom	2,073	6,986	189	580	4,488
New Markets	194	786	91	481	2,050
Holding and other activities	4	-	2	54	2
Total	8,148	17,579	766	4,889	16,853

2013
Americas	3,365	7,777	440	2,779	5,102
The Netherlands	2,309	3,815	46	957	4,225
United Kingdom	2,053	7,945	207	548	6,135
New Markets	178	666	103	518	1,353
Holding and other activities	4	1	-	57	16
Total	7,909	20,204	797	4,859	16,831

314	Other financial information Schedule IV

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2015
Life insurance in force	1,008,787	961,485	658,594	705,896	93%

Premiums
Life insurance	15,357	2,694	1,612	14,275	11%
Non-life insurance	3,332	286	11	3,057	0%
Total premiums	18,689	2,979	1,623	17,332	9%

For the year ended December 31, 2014
Life insurance in force	882,862	909,110	626,387	600,139	104%

Premiums
Life insurance	15,464	2,701	1,432	14,195	10%
Non-life insurance	2,965	310	4	2,658	0%
Total premiums	18,429	3,011	1,436	16,853	9%

For the year ended December 31, 2013
Life insurance in force	898,135	896,012	583,733	585,856	100%

Premiums
Life insurance	15,650	2,756	1,462	14,356	10%
Non-life insurance	2,827	352	-	2,475	0%
Total premiums	18,477	3,108	1,462	16,831	9%

Annual Report on Form 20-F 2015

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2015	2014	2013
Balance at January 1	363	352	355
Addition charged to earnings	30	62	47
Amounts written off and other changes	(152)	(51)	(46)
Currency translation	8	-	(4)
Balance at December 31	249	363	351

The provisions can be analyzed as follows:
Mortgages	56	169	163
Other loans	86	80	77
Receivables	107	115	111
Total	249	363	351

316	Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement, present fairly, in all material respects, the financial position of Aegon N.V. at December 31, 2015 and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the other financial statement schedules on pages 309 to 315, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework of 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 119. Our responsibility is to express opinions on these financial statements and financial statement schedules, and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements and financial statement schedules included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 25, 2016

Annual Report on Form 20-F 2015

Auditor’s report on the Annual Report on Form 20-F

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated income statement and statements of comprehensive income, changes in equity, and cash flow of Aegon N.V. for the year ended December 31, 2013. Our audit also includes the other financial information included on pages 309 to 315. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

The Company changed its method for consolidation, joint arrangements and employee benefits effective January 1, 2013 and the Company elected to change its method of accounting for the deferral of policy acquisition costs and longevity reserving effective January 1, 2014.

The Hague, the Netherlands, March 19, 2014

except for the changes as mentioned in the last paragraph of this opinion, as to which the date is April 15, 2014

/s/ Ernst & Young Accountants LLP

318	Additional information

Additional information

Annual Report on Form 20-F 2015

Compliance with regulations

Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA), which was signed into law on 10 August 2012, added a new subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires Aegon to disclose whether Aegon N.V. or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorisation of the U.S. government.

The non-U.S. based subsidiaries of Aegon N.V. operate in compliance with applicable laws and regulations of the various jurisdictions where they operate, including applicable international laws and regulations.

Aegon maintained a limited number of individual personal pensions which were in-force during 2015 where the payer of the pension benefit is a party subject to relevant U.S. sanctions.

In the first matter, Aegon has a UK resident customer for whom one active Individual Personal Pension is held. The customer is a UK-based employee of an Iranian bank which appears on OFAC’s Specially Designated Nationals and Blocked Persons List with the identifiers of [SDGT], [IRAN], and [IFSR], and the Iranian bank makes contributions to the customer’s pension. The customer is not a Specially Designated National (SDN) and the Iranian bank does not own, benefit from, or have control over, the pension. All payments from the Iranian bank have been made in UK Pounds from a UK bank account. Her Majesty’s Treasury (HMT) have confirmed that this business activity falls within an acceptable exemption. Consequently, the pension remains active although the relationship is under close ongoing review. The monthly premium received during 2015 was GBP 727.95. Additional single premiums of GBP 3,310.50 and GBP 3,432.99 were also received during 2015. At February 10, 2016, the account value was GBP 23,203.21. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be GBP 2,320.32.

In the second matter, Aegon has four UK resident customers, each of whom has one active Individual Personal Pension. The customers are UK-based employees of a British registered charity that appears on the SDN List with the identifier [SDGT], and the charity makes contributions to the pensions. The customers are not SDNs and the charity does not own, benefit from, or have control over, the pensions. All payments from the charity have been paid in UK Pounds from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. Consequently, the pensions remain active although the relationships are under close ongoing review. Individual Personal Pension #1 has a current value of GBP 5,157.78 as at February 10, 2016, and regular monthly contributions of GBP 69.41 are being received into this policy. Individual Personal Pension #2 has a current value of GBP 2,482.34 as at February 10, 2016, and regular monthly contributions of GBP 18.61 (gross) are being received into this policy. Individual Personal Pension #3 has a current value of GBP 135,876.30 as at February 10, 2016, and regular monthly contributions of GBP 527.91 (gross) are being received into this policy. Individual Personal Pension #4 has a current value of GBP 5,810.54 as at February 10, 2016, and no further contributions are being received into this policy. The related annual net profit arising from these four contracts, which is difficult to calculate with precision, is estimated to be GBP 14,932.69.

320	Additional information Risk factors

Risk factors

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems and operational change management. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. Aegon’s most significant risk is to changes in financial markets, particularly related to movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the Company’s operations, its earnings, its share price, the value of its investments, or the sale of certain products and services. The next two sections describe risks relating to Aegon’s businesses and risks relating to Aegon’s common shares.

I - Risks relating to Aegon’s businesses

The following covers the key risk factors that may affect Aegon’s businesses and operations, as well as other risk factors that are particularly relevant to Aegon in the ongoing period of significant economic uncertainty. Additional risks to which Aegon is subject include, but are not limited to, the factors mentioned under ‘Forward-looking statements’ (page 358 and 359), and the risks of Aegon’s businesses described elsewhere in this Annual Report.

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

Aegon’s results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which Aegon operates. Global financial markets have experienced extreme and unprecedented volatility and disruption over the last decade. Bank lending has been recovering over the last couple years.

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

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of issuers and counterparties. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter (OTC) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfil their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default.

Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can result in separate account losses, which increase the probability of future loss events. Among others, reduced separate account values would decrease fee income, may increase guarantee related liabilities and may accelerate DPAC amortization.

Annual Report on Form 20-F 2015

Aegon’s investment portfolio contains, among other investments, Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. Due to the weak economic environment, especially in Europe, Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition. The fixed income market conditions experienced through 2015 led to recognized impairment gains on debt securities held in general account of EUR 77 million (2014: EUR 20 million gain, 2013: EUR 71 million loss).

Equity market risk

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products, and the amount of assets under management.

Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in policyholders’ accounts for insurance and investment contracts (such as variable annuities, unit-linked products and mutual funds) where funds are invested in equities. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that Aegon earns on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates. Hedging of exposures may change those effects significantly.

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which requires Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of Aegon’s equity investments. The equity market conditions experienced through 2015 led to a recognized impairment loss on equity securities held in general account of EUR 4 million (2014: EUR 5 million loss, 2013: EUR 3 million loss).

Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses. These cash payments to policyholders also result in a decrease in total invested assets and net income. Early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income. Hedging against interest rate movements may change these effects significantly.

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

In-force life insurance and annuity policies may be relatively more attractive to consumers due to built-in minimum interest rate guarantees, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. The majority of assets backing the insurance liabilities are invested in fixed-income securities. Aegon manages its investments and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, if interest rates remain at current levels or decline further, the yield earned upon reinvesting interest payments from current investments, or from their sale or maturation, may decline. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of Aegon’s products and accordingly net income may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in

322	Additional information Risk factors

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

Base interest rates set by central banks and government treasuries remain at or near the historically low or even negative levels as a response to the worldwide recession and attempts to stimulate growth. Depending on economic developments going forward, interest rates at the shorter end of the curve may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could also further push down the longer end of the interest rate curve which could have significant implications for Aegon’s operations and financial results.

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate risk, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate risk, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed-income investments for the years 2015, 2014 and 2013 was EUR 6.1 billion, EUR 5.6 billion and EUR 5.6 billion respectively. The value of the related general account fixed-income investment portfolio at the end of the years 2015, 2014 and 2013 was EUR 157 billion, EUR 151 billion and EUR 132 billion, respectively.

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

The exchange rates between Aegon’s primary operating currencies (US dollar, euro and UK pound) continued to fluctuate during 2015. In 2015, the US dollar ranged by 15% against the euro, finishing around 10% up from 2014. The UK pound fluctuated by around 7% against the euro ending the year with a 5% increase from 2014.

For Aegon Americas, which primarily conducts its business in US dollars, total revenues and net loss in 2015 amounted to EUR 14.6 billion and EUR 246 million, respectively. For Aegon UK, which primarily conducts its business in UK pounds, total revenues and net income in 2015 amounted to EUR 8.1 billion and EUR 218 million, respectively. On a consolidated basis, these revenues represented 72% of the total revenues for the year 2015. The net loss on consolidated basis for Aegon Americas and Aegon UK amounted to EUR 28 million. Additionally, Aegon borrows in various currencies to hedge the currency exposure arising from its operations. As of December 31, 2015, Aegon has borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 56% in US dollars, 27% in euro and 17% in UK pounds.

Annual Report on Form 20-F 2015

Liquidity risk

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of Aegon’s businesses. Each asset purchased and liability sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. Aegon continued to maintain its reserves of cash and liquid assets in 2015. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

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

In 2015, approximately 39% of Aegon’s general account investments were not highly liquid.

Aegon makes use of (syndicated) credit facilities to support repayment of amounts outstanding under Aegon’s commercial paper programs and to serve as additional sources of liquidity. An inability to access these credit facilities, for example due to non-compliance with conditions for borrowing or the default of a facility provider under stressed market circumstances, could have an adverse effect on Aegon’s ability to meet liquidity needs and to comply with contractual and other requirements.

Many of Aegon’s derivatives transactions require Aegon to pledge collateral against declines in the fair value of these contracts. Volatile financial markets may significantly increase requirements to pledge collateral and adversely affect our liquidity position. Further, a downgrade of Aegon’s credit ratings may also result in additional collateral requirements and affect our liquidity, or even enable counterparties to terminate such derivative transactions.

Underwriting risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

There is a risk that the pricing of our products is not set right if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and establishing the technical liabilities for expected claims. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to increase liabilities for other related products, which may reduce Aegon’s income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs due to an expectation of unrecoverability. This may have a materially adverse effect on Aegon’s results of operations and financial condition.

Sources of underwriting risk include the exercise of policyholder options such as lapses, policy claims (such as mortality and morbidity) and expenses. In general, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain other types of policies, such as annuity products, that are at risk if mortality decreases (longevity risk). For example, certain current annuity products, as well as products sold in previous years, have seen their profitability deteriorate as longevity assumptions have been revised upward. If the trend toward increased longevity persists, Aegon’s annuity products may continue to experience adverse effects due to longer expected benefit payment periods. Aegon is also at risk if expenses are higher than assumed.

The sensitivity of Aegon’s net income and shareholders’ equity to changes in various underwriting risks is provided in Note 36 Insurance contracts to the consolidated financial statements.

324	Additional information Risk factors

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

Aegon’s ability to manage risks through derivatives may be negatively affected by the Dodd-Frank Act and legislative initiatives of the European Commission (EMIR and MIFIR), which provide for regulation of OTC derivatives markets. These regulations include mandatory trading of certain types of OTC derivative transactions on regulated trading venues and mandatory clearing of certain types of transactions through a central clearing organization. These regulations may limit Aegon’s ability to customize derivative transactions for its needs. As a result, Aegon may experience additional collateral requirements and costs associated with derivative transactions.

Modeling risk

Inaccuracies in econometric, financial or actuarial models, or differing interpretations of underlying methodologies, assumptions and estimates, could have a significant adverse effect on Aegon’s business, results of operations and financial condition.

Aegon uses econometric, financial and actuarial models to measure and manage multiple types of risk, to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon’s operations. If these models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have a significant adverse effect on Aegon’s business, financial condition and results. Moreover, these models rely on assumptions, estimates and projections that are inherently uncertain, and actual experience may deviate significantly from modelled results.

Other risks

Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s results of operations and financial condition.

The valuation of many of Aegon’s financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations and may result in changes to investment valuations that may have a materially adverse effect on Aegon’s results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on certain investments and other assets is subjective and based on assumptions, estimations and judgments that may not reflect or correspond to our actual experience any of which may materially impact Aegon’s results of operations or financial position.

Among other things, changes in assumptions, estimation or judgments or in actual experience may require Aegon to accelerate the amortization of DPAC and value of business acquired, establish a valuation allowance against deferred income tax assets, or to recognize impairment of other assets, any of which may materially adversely affect Aegon’s results and financial condition.

Certain of our products have guarantees that may adversely affect our results, financial condition or liquidity.

Certain products, particularly our variable annuity products, include guarantees of minimum surrender values or income streams for stated periods or for life, which may be in excess of account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. As a result, a drop in equity markets, an increase in equity volatility, or lower interest rates could result in an increase in the valuation of Aegon’s liabilities associated with these products. An increase in these liabilities may decrease our net income. Aegon uses a variety of hedging and risk management strategies to mitigate these risks. However, these strategies may not be fully effective and hedging instruments may not fully offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Estimates and assumptions Aegon makes in connection with hedging activities may fail to fully reflect or correspond to the actual (longer term) exposure in respect of guarantees. Further, unexpected policyholder behavior may cause our hedging to be less effective. The above factors could have a material adverse effect on our results of operations, financial condition or liquidity.

Annual Report on Form 20-F 2015

Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products, which will decrease Aegon’s returns on these products unless Aegon increases its prices.

There may be increased regulatory requirements, resulting in more stringent supervision of insurers by regulatory authorities in the jurisdictions in which Aegon’s subsidiaries are domiciled and operate. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition. The European Union (which has already adopted Solvency II), the National Association of Insurance Commissioners’ (NAIC) in the US or US state regulators may adopt revisions to applicable risk based capital formulas, local regulators in other jurisdictions in which Aegon’s subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s insurance subsidiaries.

An important example of increased regulatory requirements for insurers originates from the European Commission’s Solvency II Directive, which became effective on January 1, 2016, and which imposes, among other things, substantially greater quantitative and qualitative capital requirements on some of Aegon’s businesses and at the Group level, as well as supervisory and disclosure requirements, and may impact the structure, business strategies, and profitability of Aegon’s insurance subsidiaries and of the Group. Some of Aegon’s competitors, who are headquartered outside the European economic area may not be subject to Solvency II requirements and may thereby be better able to compete against Aegon, particularly in Aegon’s businesses in the United States and Asia. In particular, the manner in which Aegon’s United States and Asia insurance businesses are taken into account in the Solvency II group solvency calculation, may have a significant impact on the group’s capital position. In that context, the opinion published by EIOPA on January 27, 2016 regarding the application of a combination of accounting methods for the group solvency calculation has offered important additional guidance to Aegon that has helped to determine its group solvency position under Solvency II. Although Aegon currently does not have any indications to that effect, it cannot be excluded that, as is generally the case with respect to the interpretation of regulatory requirements, in future this guidance may change, which may have, depending on the nature of the change, a significant effect on the outcome of the group solvency calculation.

Furthermore, the NAIC Model Regulation entitled ‘Valuation of Life Insurance Policies,’ commonly known as Regulation XXX, requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, Actuarial Guideline XXXVIII, commonly known as AG38, intended to clarify the regulation on valuation of life insurance policies, requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of Aegon’s newly issued term and universal life insurance products in the United States are now affected by Regulation XXX and AG38, respectively.

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

Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies, including universal life with secondary guarantees, level term life insurance and variable annuity policies. Through these structures, Aegon finances certain required regulatory reserves at a lower cost. To the extent that state insurance departments restrict Aegon’s use of captives and regulatory reserve requirements remain unchanged this could increase costs, limit the ability to write these products in the future or lead to increased prices to consumers on those products. The NAIC continues to consider changes to corporate governance and insurers’ use of captives. Due to the uncertainty of the proposals it is not possible to provide an estimate of the effects at this time.

As a further example, Aegon and the Aegon Group may be impacted by further changes to the capital adequacy requirements it is subject to as a result of the development of the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame), which is a set of international regulatory standards focusing on the effective group-wide supervision of internationally active insurance groups, and particular requirements or standards that may be imposed on global systemically important insurers

(G-SIIs) in the future. As of November 3, 2015 Aegon is classified as a G-SII. This qualification is reviewed by the Financial Stability Board yearly. If Aegon remains a G-SII, it may be required as per January 2019, to maintain additional capital in the form of Higher Loss Absorbing Capacity (HLA), in addition to a Basic Capital Requirement (BCR), which is currently under development at international level by the International Association of Insurance Supervisors (IAIS). Only after the calibration of the BCR and HLA has been completed, it will be certain whether or not these requirements will result in more binding capital constraints than existing requirements, including Solvency II. In this respect, the development of ComFrame as well as the requirements or standards applicable to G-SIIs could lead to

326	Additional information Risk factors

enhanced capital requirements applicable to internationally active insurance groups and/or G-SIIs that may require us to constrain our ability to pay dividends, repurchase our own shares or engage in other transactions that affect our capital and/or could adversely affect our ability to compete with other insurers that are not subject to those capital requirements. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees, may increase the cost to Aegon of offering certain products, which could require Aegon to raise prices on those products, reduce the amount of risk Aegon takes on or stop offering certain products. Furthermore, Aegon may consider structural and other business alternatives in light of our G-SII designation, the impact of which on shareholders cannot be predicted.

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

Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies, holding companies, groups of insurance companies and/or other financial undertakings and/or financial conglomerates. Failure to comply with or to obtain appropriate exemptions under any applicable laws may result in restrictions on Aegon’s ability to do business in one or more of the jurisdictions in which Aegon operates and may result in fines and other sanctions, which may have a materially adverse effect on Aegon’s businesses, financial position or results of operations.

Some countries impose restrictions on particular underwriting criteria, such as gender, or use of genetic test results, for determination of premiums and benefits of insurance products. To date, Aegon has not observed negative financial or business impact due to these restrictions. However, future restrictions could adversely impact Aegon’s operations or financial results. Further developments in underwriting, such as automation and use of additional data, may also be affected by future regulatory developments regarding privacy and use of personal data.

A downgrade in Aegon’s ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors, and negatively affect Aegon’s results.

Claims-paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of Aegon or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. These withdrawals may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause Aegon to accelerate amortization of deferred policy acquisition costs (DPAC), reducing net income.

Aegon has experienced downgrades and negative changes to its outlook in the past, and may experience downgrades and negative changes in the future. For example, during 2012, Fitch put a negative outlook on its long-term issuer default rating for Aegon N.V. and its insurer financial strength ratings for Aegon USA. Since 2015, Standard and Poor’s put a negative outlook on its insurer financial strength rating for Scottish Equitable (Aegon UK). A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. A downgrade of Aegon’s credit ratings may also further affect our liquidity position through increased collateral requirements for our hedging and derivative transactions, and may affect our ability to obtain reinsurance contracts at reasonable prices or at all. This would have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients (i.e. policyholders), not holders of Aegon securities. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, profitability of its businesses and the

Annual Report on Form 20-F 2015

products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than currently the case, such as with regard to the calculation of capital needs, treatment of own funds, rules or guidance with respect to the modelling of insurance, investment and other risks. The financial crisis of 2008 has resulted in, and may continue to result in further changes to existing laws, regulations and regulatory frameworks applicable to Aegon’s businesses in the countries in which it operates.

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides for comprehensive changes to the regulation of financial services in the United States by granting existing and newly-created government agencies and bodies (for example the Federal Reserve Board, Commodity Futures Trading Commission, Securities and Exchange Commission and the newly-created Financial Stability Oversight Council) authority to promulgate new financial regulations applicable to bank and non-bank financial institutions. The regulatory changes include or may include capital standards and prudential standards for non-bank companies deemed to be systemically important financial institutions (SIFIs) that are more stringent than the standards applicable to non-SIFIs. Aegon has not been designated a SIFI in the United States. In addition, US State financial services regulators may develop capital, accounting and solvency regulatory standards for internationally active insurance groups (IAIGs).

In November 2010, the G20 endorsed a policy framework to address the systemic and moral hazard risks associated with SIFIs, and initially in particular global SIFIs (G-SIFIs). On July 18, 2013, the International Association of Insurance Supervisors (IAIS) published a methodology for identifying global systemically important insurers (G-SIIs), and a set of policy measures that will apply to them. The Financial Stability Board (FSB) has endorsed the methodology and these policy measures. The policy measures include recovery and resolution planning requirements, liquidity and systemic risk management planning and enhanced group-wide supervision, including direct powers over holding companies and higher loss absorbency requirements (HLA). The HLA builds on the IAIS Basic Capital Requirements (BCR) and addresses additional capital requirements for G-SIIs reflecting their systemic importance in the international financial system. Additionally, certain aspects of the HLA relate to requirements applicable to other regulated financial sectors for which capital rules already exist. HLA requirements will need to be met by the highest quality capital. In November 2013, the FSB has identified an initial list of 9 G-SIIs to which the policy measures above should apply. The group of G-SIIs is updated annually and published by the FSB each November based on new data, most recently on November 3, 2015. At that time Aegon was added to this list and as a consequence will also become subject to the policy measures described above. The HLA requirements will apply to Aegon, assuming it will continue to be a G-SII when HLA requirements enter into force as per January 2019. The development of the BCR is the first step and the development of the HLA is the second step in the IAIS project to develop group-wide global capital standards. The third step is the development of a risk based group-wide global Insurance Capital Standard (ICS), due to be completed by the end of 2016 and to be applied to IAIGs, including G-SIIs from 2019 after refinement and final calibration in 2017 and 2018. The development of the ICS will be informed by the work on the BCR. When finalized, the ICS will replace the BCR as foundation of the HLA. The IAIS indicates that, because of the interlinkage between the BCR and HLA, the calibration may be modified depending on the HLA requirements. The IAIS currently expects that the HLA will initially be based on the BCR, but will be later based on the ICS. The exact timing of the transition from BCR to ICS will depend on the adoption of the ICS by the IAIS (currently scheduled October 2018) and time needed to develop and implement the framework in the relevant jurisdictions. The internationally developed BCR and HLA currently are calculated using different (criteria and) methodologies than EU Solvency II capital requirements. Only after the calibration of the BCR and HLA has been completed will Aegon be able to determine whether or not these requirements will result in more binding capital constraints than existing requirements, including Solvency II.

An important effect of the Dodd-Frank Act on Aegon USA will be the derivatives reform aspect of the Dodd-Frank Act, which aims to increase transparency of derivatives use and reduce systemic risk. Aegon USA entities are considered to fall into Category 2 under the regulations and are therefore required to clear derivative transactions in accordance with the phase-in regulations. In addition, Aegon USA has new reporting, initial margin and variation margin obligations under the Dodd-Frank Act and its regulations. However, Aegon cannot predict how the regulations will affect the financial markets generally or how the regulations will affect Aegon’s business, financial condition or results of operations.

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

328	Additional information Risk factors

Solvency II has become effective in EU member states as per January 1, 2016. Due to the fact that the Solvency II framework is new, the interpretation of various elements of the Solvency II framework is not yet fully clear or may change as a result of the way insurers as well as supervisory authorities interpret the new rules. This may also affect the way Aegon implements the Solvency II framework, including Aegon’s financial position under Solvency II. Pursuant to Solvency II, Aegon is required to calculate a solvency ratio (own funds divided by the required solvency, the latter referred to as the Group SCR), for the Aegon Group at the level of Aegon which should be at least equal to 100%. Under Solvency I, EU supervisors usually required insurance and reinsurance undertakings to maintain a substantial percentage of own funds above the statutory minimum requirements. Under Solvency II, Aegon expects that DNB will leave the decision as to whether to hold a buffer of own funds in excess of the Group SCR or the SCR as the case may be to the Aegon Group, and to the insurance and reinsurance undertakings in the Aegon Group. As the prudential supervisor, DNB will nonetheless monitor Aegon’s capital management policies. Aegon applies its own capital management policies that determine the Company’s risk tolerances on the basis of self-imposed criteria. These policies may result in Aegon, at its own election, but supervised by DNB, maintaining a buffer of own funds in addition to those required in according to Solvency II requirements. Pursuant to these self-imposed criteria, Aegon currently aims to hold a buffer in excess of the 100% minimum Group Solvency Ratio of 40 to 70%, in accordance with Aegon’s Group Capital Management Policy. The calculation of the Group Solvency Ratio in accordance with Solvency II is further described in the section Regulation and Supervision.

The United States Department of Labor (DOL) has issued a “Conflict of Interest” or “Fiduciary” proposal that substantially broadens the definition of “fiduciary” with respect to retirement benefit programs. The proposed rule would, with limited exemptions and carve-outs, subject agents and brokers to a best interest/fiduciary standard.

If implemented without significant changes, the proposed rule could have a material adverse impact from a prospective sales perspective both as to Aegon Americas’ retirement plan and annuity businesses, and could create other challenges to the operating model of these businesses. A final DOL rule is expected early 2016, although delayed effective or applicability dates will, and any legal challenges may, further delay final implementation. Until a final rule is issued, it is not possible to quantify the impact of the proposal on Aegon Americas’ business or the challenges that it may present.

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

Other initiatives, such as by the International Association of Insurance Supervisors, may create regulations that would increase capital needs and other requirements that would not be applicable to all carriers and create an uneven competitive playing field.

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

The United Kingdom (UK) leaving the European Union (‘Brexit’) may affect Aegon’s results and financial condition.

It is possible that the planned UK referendum (to be held on June 23, 2016) results in the UK exiting the European Union. The implications of such a ‘Brexit’ are uncertain, with respect to the European integration process, the relationship between the UK and the European Union, and the impact on economies and businesses. Aegon could be adversely impacted by related market developments such as increased exchange rate movements of the GBP versus the Euro and higher financial market volatility in general due to increased uncertainty any of which could reduce the value or results of Aegon’s operations in the United Kingdom. Aegon could also be adversely impacted should a ‘Brexit’ result in the UK moving away from agreed and implemented EU legislation like, but not limited to, Solvency II regulations.

Annual Report on Form 20-F 2015

Risks related to the Dutch Intervention Act

In June 2012, the Dutch Intervention Act (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Dutch Intervention Act grants far-reaching new powers to the Dutch Central Bank (De Nederlandsche Bank N.V., DNB) and the Dutch Minister of Finance to intervene in situations where an institution, including a financial group such as Aegon, faces financial difficulties or where there is a serious and immediate risk to the stability of the Dutch financial system caused by an institution in difficulty. The Dutch Intervention Act has been amended in respect of, inter alia, banks as a result of the entry into force of the EU Directive on the recovery and resolution of credit institutions and investments firms, which was approved by the European Parliament on 15 April 2014 and of which the final text was published in the Official Journal of the European Union on 12 June 2014 (the Bank Recovery and Resolution Directive). The Bank Recovery and Resolution Directive also contains provisions that apply to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors. Under the Dutch Intervention Act, substantial powers have been granted to DNB and the Dutch Minister of Finance enabling them to deal with ailing Dutch insurance companies as well as holding companies of insurance companies and financial conglomerates prior to insolvency. The measures allow them to commence proceedings which may lead to (a) the transfer of all or part of the business of an ailing insurance company to a private sector purchaser, (b) the transfer of all or part of the business of an ailing insurance company to a “bridge entity”, (c) the transfer of the shares in an ailing insurance company to a private sector purchaser or a “bridge entity”, (d) immediate interventions by the Dutch Minister of Finance concerning an ailing insurance company, and (e) public ownership (nationalisation) of (i) all or part of the business of an ailing insurance company or (ii) all or part of the shares or other securities issued by an ailing insurance company or its holding company. The Dutch Intervention Act also contains measures that limit the ability of counterparties to invoke contractual rights (such as contractual rights to terminate or to invoke a right of set-off or to require security to be posted) if the right to exercise such rights is triggered by intervention of DNB or the Dutch Minister of Finance based on the Dutch Intervention Act or by a circumstance which is the consequence of such intervention. There is a risk that the exercise of powers by DNB or the Dutch Minister of Finance under the Dutch Intervention Act could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. Furthermore, the terms of contracts, including debt obligations may be varied (e.g. the variation of maturity of a debt instrument). The Dutch Intervention Act and the Bank Recovery and Resolution Directive aim to ensure that financial public support will only be used as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

Aegon faces significant risks of litigation and regulatory investigations and actions in connection with Aegon’s activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer, among others.

Insurance companies are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving wide-ranging subjects such as transparency of disclosure – issues and the charges included in products, employment or third party relationships, adequacy of internal operational controls and processes, environmental matters, anti-competition, privacy, information security and intellectual property infringement. For example, unclaimed property administrators and state insurance regulators performed examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. This included multi-state examinations. Additionally, some states conducted separate examinations or instituted separate enforcement actions under their unclaimed property laws and related claims practices. As other insurers in the United States have done, Aegon Americas initially established reserves to this matter in 2011, which have been partially released on a quarterly basis as policy level reconciliation efforts are completed, with a reserve of approximately EUR 16 million remaining at year end 2015. Like various other major insurers in the United States, Aegon subsidiaries in the United States entered into resolutions with insurance regulators regarding claims settlement practices. While Aegon believes the reserves it has established for these unclaimed property matters are adequate to cover expected obligations, there can be no assurances that actual exposures will not exceed reserve amounts or that additional sources of liability related to these examinations or other unclaimed property-related matters will not arise in the future. For more than a decade there has been an increase in litigation across the industry, together with new legislation, regulations, and regulatory initiatives, all aimed at curbing alleged improper annuity sales to seniors. As many of the estimated 78 million baby boomers in the United States are reaching the age of 60, the industry will likely see an increase in senior issues presented in various legal arenas.

330	Additional information Risk factors

In addition, insurance companies are generally the subject of litigation, inquiries, investigations and regulatory activity concerning common industry practices such as the disclosure of costs, both costs incurred upon inception of the policy as well as over the duration thereof, commissions, premiums and other issues relating to the transparency of disclosure concerning certain products and services including the risks thereof, in particular when costs and charges apply for or take effect over a longer duration, as is the case for many of Aegon’s products. The costs assessed to a particular product class may be changed over time within specified limits, and these changes may lead to policy owner or regulatory review. Some inquiries lead to investigations, which remain open, or could result in fines, corrective actions or restitution. In certain instances, Aegon subsidiaries modified business practices in response to those inquiries, investigations or findings. For example, in 2014 the UK Financial Conduct Authority fined Aegon GBP 8.3 million for past sales practices related to accident insurance products sold by an affinity marketing unit that was active in several European countries and as to which Aegon elected to cease writing new business. In addition, many of Aegon’s products offer returns that are determined or that are affected by, among other things, fluctuations in equity markets as well as interest rate movements. These returns may prove to be volatile and occasionally disappointing. Disputes may also arise about the adequacy of internal controls, the level of appropriateness, disclosure, use and operation of modelling (quantitative or otherwise), investment allocations or other product features. From time to time this results in complaints to Aegon or to regulatory bodies, in regulatory inquiries and investigations as well as in disputes that lead to litigation. Inquiries and investigations, regardless of their merit, may result in orders and settlements involving monetary payments and changes to the way Aegon does business.

Legal proceedings may take years to conclude. Parties are generally allowed to institute appeal from a decision in first instance. A decision on appeal may qualify for appeal to a supreme court. Also, Dutch law, for example, at present does not provide for a statutory basis for a plaintiff to claim damages on behalf of a class. Only once a plaintiff, in its capacity as member of a class, has obtained a ruling on the merits of a case, it can claim damages on an individual basis. Alternatively, negotiations between the defendant and customer interest groups may lead to a form of collective monetary settlement. This settlement can then be declared binding by the court and applied to the entire class. However, the Dutch Minister of Justice issued a draft legislative proposal in 2014 to provide for a statutory basis for plaintiffs to claim damages on behalf of a class, which proposal is currently being considered by the various interested parties.

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

Aegon and other US industry participants have been named in lawsuits alleging, among other things, that asset based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. In the Netherlands, certain current and former customers, and groups representing customers have initiated litigation, and certain groups are encouraging others to bring lawsuits against Aegon and other insurers regarding the appropriateness of premiums and policy costs, in respect of certain products including securities leasing products and unit-linked products (so called ‘beleggingsverzekeringen’, including the KoersPlan product). Since 2005, unit-linked products in particular started to become the subject of public debate. Allegations started to emerge that products and services hadn’t been transparent, were too costly or delivered a result different from what was agreed to. Customer interest groups were formed specifically in this context. Also, regulators as well as the Dutch Parliament have paid attention to this matter since, principally aimed at achieving an equitable resolution for customers.

Aegon has defended and Aegon intends to continue defending itself vigorously when Aegon believes claims are without merit. Aegon has also sought and intends to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances. Aegon refers to the settlement Aegon reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis in The Netherlands, two major customer interest groups. In 2012, Aegon accelerated certain product improvements that reduce future costs and that increase policy value for its customers with unit-linked insurance policies. With these measures, Aegon committed to the ‘best of class’ principles identified by the Dutch Ministry of Finance for certain existing unit-linked products. These principles were the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry made a strong appeal to all industry participants to apply these principles. As a result of this acceleration, Aegon took a one-off charge of EUR 265 million before tax in 2012. In addition, Aegon decided to reduce future policy costs for the large majority of its unit-linked portfolio. At the time of that acceleration, that decision was expected to decrease income before tax over the remaining duration of the policies by approximately EUR 125 million in aggregate,

Annual Report on Form 20-F 2015

based on the present value at the time of the decision. While parties such as the Ombudsman Financiële Dienstverlening (the Netherlands financial services industry ombudsman) supported the arrangements reached with customer interest groups, the public debate over the adequacy generally of these and other arrangements, as well as discussions in the Dutch Parliament, continue and may lead to re-examination and adjustment of the settlements made. It is not yet possible to determine the direction or outcome of these matters, including what actions, if any, Aegon may take in response thereto, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position. For example, the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) issued a request to the insurance industry to contact certain customers to determine whether unit-linked products sold in the past, actually perform as originally contemplated. Aegon has actively responded to that request by contacting customers to assess the performance of these products in the context of the then current objectives of that customer and to solicit an informed decision by those customers whether or not to continue with, make changes to or terminate these products (‘activeren van klanten’). This process is actively monitored by the AFM, including the percentage of customers contacted. Sanctions may be imposed if the AFM determines that an insurer did not conduct this process adequately as well as timely. The Dutch Parliament introduced specific legislation in this respect and closely monitors the process. Any changes in legislation, regulatory requirements or perceptions of commercial necessity may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

In general, individual customers as well as policyholder advocate groups and their representatives, continue to focus on the level of fees and other charges included in products sold by the insurance industry (including Aegon), as well as the transparency of disclosure regarding such fees and charges and other product features and risks. In 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “KoersPlan” product. Between 1989 and 1998, Aegon has issued, sold or advised on approximately 600,000 KoersPlan policies. In 2011, the Court of Appeal had ruled that Aegon should have more clearly informed its customers about the amount of premium which the company charged in relation to the death benefit embedded in those products. Prior to the ruling Aegon had already taken steps to improve its communications with customers as well as adjusting the amounts charged to KoersPlan customers. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation and took a charge of EUR 25 million in 2013 in connection therewith. In 2014, Aegon announced that it would voluntarily compensate holders of KoersPlan products that were not plaintiffs in the litigation. The compensation amounts to the difference, if any, between the amount of premium charged by Aegon for a comparable risk in stand-alone death benefit coverage over the same period, and the premium (if higher) actually charged by Aegon in connection with the KoersPlan product. This voluntary product improvement was supported by the consumer interest group that initiated the court action over the KoersPlan product, Stichting Koersplandewegkwijt. This improvement was extended to all tontine saving plan products (Spaarkassen). However, another interest group, Stichting Woekerpolisproces, announced in 2014 that it expected in future to file a claim in court against Aegon, alleging that the compensation is too low and should be paid not only to all KoersPlan policyholders, but also to all holders of other products sold by Aegon with a death benefit (and corresponding premium payment obligation). It is not yet possible to determine what actions, if any, Aegon may take in connection with any such expectations, or demands or claims, due to commercial necessity or future rulings or, for example, at the instigation of regulatory authorities, or the impact that any such actions may have on Aegon’s business, results of operations and financial position.

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

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit-linked products that Aegon sold in the past, including products over which Aegon was involved in litigation in the past, like the KoersPlan product. While the number of products to which the claim may relate was reduced by the court in its interlocutory ruling of October 28, 2015, it still concerns the majority of Aegon’s unit-linked portfolio. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made in earlier court cases. There can be no assurance that the claim from Vereniging Woekerpolis.nl may not ultimately have a material adverse effect on Aegon’s results of operations or financial position.

332	Additional information Risk factors

In April 2015, the European Court of Justice ruled on preliminary questions raised in a court case pending before the District Court in Rotterdam against another insurance company in The Netherlands. The main preliminary question considered by the European Court of Justice was whether European law permits the application of information requirements based on general principles of Dutch law that potentially extend beyond information requirements as explicitly prescribed by local laws and regulations in force at the time the policy was written. The European Court ruled that member states may impose on insurers obligations of transparency of disclosure in addition to those existing under European law, provided that those additional obligations are sufficiently clear and concrete as well as known to an insurer in advance. The European Court has left it to the national court to decide in specific cases whether the obligations under Dutch law meet those principles. It is possible that a judgment, although it would address a question of legal principle only and would be rendered in a case against another insurer, may ultimately be used by plaintiffs against Aegon or to support potential claims against Aegon. Future claims based on emerging legal theories could have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Holders of unit-linked policies filed claims in civil court against Aegon in Poland over the fees payable by a customer at the time of the initial purchase for certain products or retrospectively due on surrender for other products. While fees were explicitly disclosed to policyholders in policy documentation at the time of investment, the plaintiffs allege they are too high or that there is no contractual basis to charge fees altogether. In October 2014, the Polish Office of Competition and Consumer Protection fined Aegon for an amount of EUR 5.6 million in relation to its communication around early surrender fees. While this fine was not directly related to the civil claims, for reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the early surrender fee structure. Aegon recorded a charge of EUR 23 million in the fourth quarter of 2014 in connection therewith. In December 2015, Aegon reached a settlement with the Polish Office of Competition and Consumer Protection on reducing the fees payable by a customer at the time of the initial purchase, and took a related charge of EUR 10.5 million. There can be no assurances that ultimately the exposure to Aegon in connection with allegations such as those underlying the claims in Poland, would not have a material adverse effect on Aegon’s results of operations or financial position.

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

Aegon’s risk management policies and processes may leave the company exposed to unidentified or unanticipated risk events, adversely affecting our businesses, results and financial condition.

Aegon has devoted significant resources to the implementation and maintenance of a comprehensive enterprise risk management framework in all aspects of the business. Notwithstanding, our risk measurements do make use of historic and public data that may be inaccurate or may not predict future exposures. Further, operational and legal risks involve high volumes of transactions and are affected by frequent changes in our businesses and their environments, and the risk management framework may not evolve at the same pace. As a result, there is a chance that risks present in our business strategies and initiatives may not be fully identified, monitored and managed.

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

Changes in accounting standards may affect Aegon’s reported results, shareholders’ equity and dividend.

Since 2005, Aegon’s financial statements have been prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity. New accounting standards that are likely to have

Annual Report on Form 20-F 2015

a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include but are not limited to IFRS 9 – Financial Instruments and IFRS 4 – Insurance contracts. On July 24, 2014, the IASB issued the fourth and final version of its new standard on financial instruments accounting - IFRS 9 Financial Instruments. The new IFRS 9 standard has a mandatory effective date of January 1, 2018 but subsequent discussions at the IASB have resulted in a possible temporary deferral for insurers. On December 9, 2015, the IASB published an Exposure Draft: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts. It provides an overview of the main proposals that have been published for public comment by the IASB of which the main objective is to address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard. Implementation of IFRS 9 may have a significant impact on Aegon’s reported results, financial condition and shareholder’s equity. Further details on IFRS 9 are provided in note 2.1.2 Future adoption of new IFRS accounting standards of the consolidated financial statements.

During 2015, the IASB continued deliberations on its Exposure Draft Insurance Contracts that was published by the IASB in June 2013. The IASB’s project to replace IFRS 4 Insurance Contracts is at an advanced stage and a final standard may be published by the IASB before the end of 2016 or beginning of 2017. However, the mandatory date will not become effective before 2021. The proposed changes in the accounting for insurance contracts will have a significant impact on Aegon.

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

The US Government, as well as state and local governments, also considers from time to time tax law changes that may increase the amount of taxes that Aegon pays. For example, the Obama Administration has proposed in its annual budget for each of the past five years to change the methodology to determine the dividends received deduction (DRD) related to variable life insurance and variable annuity contracts. Congress has not, however acted on these proposals. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between Aegon’s effective tax rate and the federal statutory tax rate of 35%. A change in the DRD, including the possible elimination of this deduction, may reduce Aegon’s consolidated net income.

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

334	Additional information Risk factors

The adverse market and economic conditions that began in the second half of 2007 and significantly worsened in 2008 and into 2009, with recovery beginning in late 2009 and in 2010, followed in 2011-2015 by further periods of volatility and weakness, particularly in the eurozone, can be expected to result in changes in the competitive landscape. While many markets have started to recover, interest rates remain at or near all time lows, and have even gone negative in some countries. The financial distress experienced by some financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which Aegon operates may be further affected by government-sponsored programs or actions taken in response to the severe dislocations in financial markets which occurred in 2008 and 2009, as well as the European sovereign debt crisis.

Aegon may experience difficulties in distributing and marketing products through our current and future distribution channels.

Although Aegon distributes its products through a wide variety of distribution channels, Aegon’s ability to market its products could be affected if key relationships would be interrupted. Distributors may elect to reduce or terminate their distribution relationship with Aegon due to adverse developments in our business. Further, key distribution partners may also merge, change their business models in ways that affect how our products are sold, or new distribution channels could emerge and adversely impact the effectiveness of our current distribution efforts.

When Aegon’s products are distributed through unaffiliated firms, Aegon may not always be able to monitor or control the manner of their distribution despite our significant training and compliance programs. If our products would be distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, Aegon may suffer reputational and other harm to our business.

The default of a major market participant may disrupt the markets and may affect our business, financial condition, liquidity, operations and prospects.

The failure of a sufficiently large and influential financial institution, or other market participant including a sovereign issuer, may disrupt securities markets or clearance and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of on or more large international financial institutions, which may result in disruption or termination of their cash, custodial or and administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.

Even the perceived lack of creditworthiness of a sovereign or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by Aegon or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with whom Aegon interacts on a daily basis and financial instruments of sovereigns in which Aegon invests. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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

Annual Report on Form 20-F 2015

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

In accordance with industry practices, Aegon reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. In 2015, approximately 58% of Aegon’s total direct and assumed (for which Aegon acts as a reinsurer for others) life insurance in force was ceded to other insurers. The major reinsurance counterparties for Aegon USA are affiliates of SCOR SE (SCOR), Munich Re, RGA and Swiss Re. The major reinsurers of Aegon UK are Swiss Re, Munich Re, Pacific Re and XL Re. The non-life reinsurance for Aegon the Netherlands is diversified across several providers including Lloyds market syndicates. The major reinsurers of Aegon Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance Munich Re and RGA. Aegon Spain’s major reinsurers are General Re, RGA, National Re and SCOR. Aegon China’s major reinsurers are Hannover Re, Munich Re and China Re, and Aegon India’s major reinsurer is RGA.

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

336	Additional information Risk factors

Catastrophic events, which are unpredictable by nature, may result in material losses and abruptly and significantly interrupt Aegon’s business activities.

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

Operational risk is inherent in Aegon’s businesses and may manifest itself in many ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modelling errors, and/or internal and external fraud. These events may result in financial loss, harm Aegon’s reputation, or hinder Aegon’s operational effectiveness. Further, employee error and misconduct may be difficult to prevent under all circumstances and may result in significant losses.

Aegon’s management maintains a well-controlled environment and sound policies and practices to control these risks and keep operational risk at appropriate levels. Notwithstanding these control measures, however, operational risk is part of the business environment in which Aegon operates, and is inherent in Aegon’s size and complexity, as well as Aegon’s geographic diversity, and the scope of the businesses Aegon operates. Aegon’s risk management activities cannot anticipate every circumstance, and economic and financial outcome, or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third-party service providers are terminated, including contractual arrangements with providers of information technology, administrative or investment management services, Aegon may not be able to find an alternative provider on a timely basis or on equivalent terms. Aegon may incur significant losses due to these types of risks.

Annual Report on Form 20-F 2015

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

Changes towards more sophisticated internet technologies, the introduction of new products and services, changing customer needs and evolving applicable standards increase the dependency on internet, secure systems and related technology. Introducing new technologies, computer system failures, cyber-crime attacks or security breaches may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition and cash flows.

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

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

¿	Investor perception of Aegon as a company;
¿	Actual or anticipated fluctuations in Aegon’s revenues or operating results;
¿	Announcements of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;
¿	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;
¿	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
¿	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;
¿	Potential litigation involving Aegon or the insurance industry in general;
¿	Changes in financial estimates and recommendations by securities research analysts;
¿	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
¿	The performance of other companies in the insurance sector;

338	Additional information Risk factors

¿	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;
¿	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
¿	News or analyst reports related to markets or industries in which Aegon operates; and
¿	General insurance market conditions.

The high and low prices of Aegon’s common shares on Euronext Amsterdam were EUR 7.70 and EUR 4.87 respectively in 2015, and EUR 6.96 and EUR 5.75 respectively in 2014. The high and low sales prices of Aegon’s common shares on NYSE New York were USD 8.35 and USD 5.41 respectively in 2015, and USD 9.46 and USD 7.27 respectively in 2014. All share prices are closing prices.

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

As of December 31, 2015, there were 2,147,036,826 common shares and 585,022,160 common shares B issued. Of these, Vereniging Aegon held 292,687,444 common shares and all issued common shares B. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their common shares at any time.

Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

Prior to September 2002, Vereniging Aegon beneficially owned approximately 52% of the voting shares and thus held voting control over Aegon. In September 2002, Vereniging Aegon reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by Aegon). In 2003, Aegon and Vereniging Aegon amended the 1983 Merger Agreement, resulting in a right for Vereniging Aegon, upon issuance of shares by Aegon, to purchase as many class B preferred shares existing at that time as would enable it to prevent or offset a dilution to below its actual voting power percentage of 33%. In 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the General Meeting of Shareholders of Aegon N.V. on May 15, 2013. For details on the simplification of the corporate structure, please see the section Major shareholders at pages 306-308.

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

The simplification of the capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B is 1/40th of the financial rights attached to a common share. The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares.

Annual Report on Form 20-F 2015

This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. Accordingly, at December 31, 2015, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.5%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months.

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

Property, plant and equipment

In the United States, Aegon owns many of the buildings that the Company uses in the normal course of its business, primarily as offices. Aegon owns 16 offices located throughout the United States with a total square footage of 2 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1 million. Aegon’s principal offices are located in Little Rock, AR; Los Angeles, CA; Denver, CO; Cedar Rapids, IA; St. Petersburg, FL; Atlanta, GA; Louisville, KY; Baltimore, MD; Harrison, NY; Exton, PA; and Plano, TX.

Other principal offices owned by Aegon are located in The Hague, the Netherlands; Budapest, Hungary; and Madrid, Spain. Aegon owns its headquarters and leases other offices in the Netherlands (Leeuwarden) and the United Kingdom under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

340	Additional information Employees and labor relations

Employees and labor relations

At the end of 2015, Aegon had 31,530 employees and 8,433 agents. Approximately 40% are employed in the Americas, 15% in the Netherlands, 7% in the United Kingdom and 37% in New Markets. Note that employees of the Holding are included in the Netherlands.

All of Aegon’s employees in the Netherlands, other than senior management, are covered by the collective labor agreement of Aegon NL. Aegon, the unions and the Dutch Central Works Council are working closely together in the co-creation steering group to come to new agreements. The current collective agreement has a duration of three years. Aegon has experienced no significant strike, work stoppage or labor dispute in recent years.

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

The number of employees per geographical area:

	2015	2014	2013
Americas	12,701	12,865	12,256
The Netherlands	4,802	4,700	4,584
United Kingdom	2,260	2,420	2,400
New Markets	11,767	8,617	7,651
	31,530	28,602	26,891
Of which agent	8,433	5,713	4,753
Of which Aegon’s share of employees in joint ventures and associates	1,983	1,614	1,462

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

Annual Report on Form 20-F 2015

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

	Euronext Amsterdam (EUR)		NYSE New York (USD)
	High	Low	High	Low
2011	5.68	2.68	7.92	3.62
2012	4.89	4.07	6.47	5.22
2013	6.86	4.23	9.48	5.76
2014	6.96	5.75	9.46	7.27
2015	7.70	4.87	8.35	5.41

2013
First quarter	5.17	4.46	6.85	5.81
Second quarter	5.38	4.23	7.08	5.76
Third quarter	6.00	5.31	7.96	6.90
Fourth quarter	6.86	5.57	9.48	7.53

2014
First quarter	6.96	6.23	9.46	8.39
Second quarter	6.77	6.13	9.32	8.44
Third quarter	6.64	5.75	9.02	7.68
Fourth quarter	6.61	5.83	8.27	7.27

2015
First quarter	7.70	5.87	8.35	6.97
Second quarter	7.64	6.37	8.22	7.24
Third quarter	7.22	4.87	7.93	5.51
Fourth quarter	5.93	4.92	6.38	5.41
September 2015	5.66	4.87	6.32	5.51
October 2015	5.62	4.97	6.32	5.61
November 2015	5.93	4.99	6.38	5.41
December 2015	5.85	4.92	6.18	5.41

2016
January 2016	5.65	4.74	6.00	5.15
February 2016	5.24	4.04	5.66	4.59
March 2016 (through March 9, 2016)	4.97	4.59	5.47	5.11

On Euronext Amsterdam only Euronext registered shares may be traded, and on NYSE New York only New York Registry Shares may be traded.

342	Additional information Memorandum and Articles of Association

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages 95-116).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

¿	All shares are in registered form;
¿	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
¿	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
¿	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement[1], Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause[1], Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
¿	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account;
¿	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
¿	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;
¿	There are no sinking fund provisions;
¿	All issued shares are fully paid-up; so there is no liability for further capital calls; and
¿	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

1	The Voting Rights Agreement is published on Aegon’s corporate website.

Annual Report on Form 20-F 2015

Differences between common shares and common shares B

¿	The common shares are listed; the common shares B are not listed;
¿	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
¿	A repayment on common shares B needs approval of the holders of common shares B.

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

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences in company law practices for domestic companies’ included in the Corporate Governance section of this Annual Report (see page 117).

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

Material contracts

There are no material contracts.

344	Additional information Exchange controls

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

Annual Report on Form 20-F 2015

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

346	Additional information Exchange controls

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

Non-residents of the Netherlands

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, such person is not subject to Netherlands income tax in respect of income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares, except if:

i.	The person is not an individual and (1) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative Aegon common shares are attributable, or (2) is (other than by way of securities) entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. This income and these gains are subject to Netherlands corporate income tax at up to a maximum rate of 25%;
ii.	The person is an individual that (1) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative Aegon common shares are attributable, or (2) realises income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which includes activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (3) is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 52%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under ‘Residents of the Netherlands’). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

Annual Report on Form 20-F 2015

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

The proposed financial transactions tax

The European Commission has published a proposal for a Directive for a common financial transactions tax (FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States). However, Estonia has stated that it will not participate.

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

However, the FTT proposal remains subject to negotiation between participating Member States and is subject to legal challenge. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective holders of Aegon common shares are advised to seek their own professional advice in relation to the FTT.

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

348	Additional information Taxation

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

Annual Report on Form 20-F 2015

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

In general, upon making a distribution to shareholders, Aegon is required to remit all Dutch dividend withholding taxes to the Dutch tax authorities. The full amount of the taxes so withheld should (subject to certain limitations and conditions) be eligible for the US holder’s foreign tax deduction or credit as described above. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes.

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

350	Additional information Principal accountant fees and services

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

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for the year ended December 31, 2015 and 2014. For 2013, for which audited financial statements appear in this Annual Report, Ernst & Young Accountants (EY) has served as Aegon’s independent public accountant.

The following table presents the aggregate fees for services rendered by PwC in 2015, 2014 and EY in 2013.

Fees independent public accountant

In million EUR	2015	2014	2013
Audit fees	20	17	19
Audit-related fees	2	1	2
All other fees	-	-	1
	22	18	22

Annual Report on Form 20-F 2015

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

For the period 2013 to 2015, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

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

The reports of EY on the Company’s financial statements for 2013, for which audited financial information appear in this Annual Report, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s financial statements for 2013, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report.

352	Additional information Purchases of equity securities by the issuer and affiliated purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs2)	Maximum number of shares that may yet be purchased under the plans or programs at end of month2)
January 1 - 31, 2015	4,777	-	-	-
February 1 - 28, 2015	7,179	-	-	-
March 1 - 31, 2015	4,239	-	-	-
April 1 - 30, 2015	4,537	-	-	-
May 1 - 31, 2015	6,780	-	-	-
June 1 - 30, 2015	8,067,934	6.64	8,062,402	8,062,402
July 1 - 31, 2015	8,221,919	6.63	8,062,402	-
August 1 - 31, 2015	5,827	-	-	-
September 1 - 30, 2015	11,584,630	5.19	11,578,544	8,558,129
October 1 - 31, 2015	8,562,716	5.41	8,558,129	-
November 1 - 30, 2015	5,640	-	-	-
December 1 - 31, 2015	4,285	-	-	-
Total	36,480,463		36,261,477	16,620,531
[1]	The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent-related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.
[2]	On June 17, 2015, a repurchase program to neutralize the dilutive effect of the 2014 final dividend paid in shares was announced. As a consequence approximately 16.3 million shares have been repurchased between June 17 and July 14, 2015. Subsequently, on September 15, 2015, a repurchase program to neutralize the dilutive effect of the 2015 interim dividend paid in shares was announced. As a consequence approximately 20.1 million shares have been repurchased between September 16 and October 13, 2015.

Annual Report on Form 20-F 2015

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

Collateralized Loan Obligation (CLO) is a type of CDO which is backed primarily by leveraged loans.

Commercial Mortgage-Backed Securities (CMBS) is a type of mortgage-backed security that is secured by the loan on a commercial property.

354	Additional information Glossary

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

Annual Report on Form 20-F 2015

Exchange differences are differences resulting from translating a given number of units of one currency into another currency at different exchange rates.

Fee-based earnings refers to the excess of fees earned over expenses. This is typically associated with pensions business, asset management business, distribution business, variable annuities and unit linked products.

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

356	Additional information Glossary

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

Annual Report on Form 20-F 2015

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

Spread earnings is the difference between the interest earned on investments and the interest credited to policyholders. This is typically associated with traditional type business.

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

358	Additional information Disclaimer

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
¿	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
¿	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
¿	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¿	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¿	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom from the European Union;
¿	The frequency and severity of insured loss events;
¿	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¿	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¿	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¿	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;
¿	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¿	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¿	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¿	Acts of God, acts of terrorism, acts of war and pandemics;
¿	Changes in the policies of central banks and/or governments;

Annual Report on Form 20-F 2015

¿	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¿	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¿	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¿	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¿	Customer responsiveness to both new products and distribution channels;Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¿	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¿	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¿	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¿	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

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

360	Additional information Contact

Contact

Headquarters

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Name: Jay Orlandi

Telephone: +1 443 475 3836

E-mail: jay.orlandi@transamerica.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Annual Report on Form 20-F 2015

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

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 360).

362	Additional information Index to Exhibits

Exhibits

Index to Exhibits

1	Articles of Association. (1)
4.1	1983 Amended Merger Agreement. (2)
4.2	Voting Rights Agreement.(3)
4.3	Employment Agreement between D.D. Button and Aegon N.V. (4)
4.4	Board Agreement between A.R. Wynaendts and Aegon N.V.
4.5	Aegon N.V. Long-term Incentive Plan Rules (5)
4.7	Aegon Group Executive Board Variable Compensation Plan Rules 2013 (6)
4.8	Aegon Group Executive Board Variable Compensation Plan Rules 2014 (7)
4.9	Aegon Group Executive Board Variable Compensation Plan Rules 2015
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of Aegon N.V. - Incorporation by reference to Note 52 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15.1	Consent of independent registered public accounting firm.
15.2	Consent of Predecessor Auditors.

(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.

(2) Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 31, 2014.

(3) Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 31, 2014.

(4) Incorporated by reference to Exhibit 4.3 to Form 20-F 2009 filed with the SEC on March 29, 2010.

(5) Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(6) Incorporated by reference to Exhibit 4.14 to Form 20-F 2013 filed with the SEC on March 31, 2014.

(7) Incorporated by reference to Exhibit 4.8 to Form 20-F 2014 filed with the SEC on March 20, 2015.

The company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the company and its consolidated subsidiaries.

Annual Report on Form 20-F 2015

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.

/s/ Darryl D. Button

Darryl D. Button

Chief Financial Officer

Date: March 25, 2016