Form 20-F
period 2016-12-31
AEGON NV
filed 2017-03-24
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,074,548,842 common shares and 585,022,160 common shares B

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

II

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a

2	Offer Statistics and Expected Timetable	n/a

3	Key Information

3A	Selected financial data	11-13

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	86-112; 173-201; 336-353

4	Information on the Company

4A	History and development of the Company	10; 14-85; 293-294; 376

4B	Business overview	14-15; 32-39; 51-69; 76-79; 84-85

4C	Organizational structure	10; 14-15

4D	Property, plants and equipment	352

4A	Unresolved Staff Comments	n/a

5	Operating and Financial Review and Prospects

5A	Operating results	14-85

5B	Liquidity and capital resources	92-100; 223-224

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	9; 14-85

5E	Off-balance sheet arrangements	286-289

5F	Tabular disclosure of contractual obligations	200-201; 286-289

5G	Safe harbor	n/a

6	Directors, Senior Management and Employees

6A	Directors and senior management	6-8; 120-121

6B	Compensation	113-119; 215-218; 297-302

6C	Board practices	114-119

6D	Employees	354

6E	Share ownership	121-122; 322-324

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	322-324

7B	Related party transactions	297-302

7C	Interest of experts and counsel	n/a

8	Financial Information

8A	Consolidated Statements and Other Financial Information	131-137; 325-331

8B	Significant Changes	n/a

9	The Offer and Listing

9A	Offer and listing details	356
9B	Plan of distribution	n/a

Annual Report on Form 20-F 2016

III

9C	Markets	356
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

10	Additional Information

10A	Share capital	n/a
10B	Memorandum and articles of association	357-358
10C	Material contracts	358
10D	Exchange controls	358
10E	Taxation	359-366
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	377
10I	Subsidiary Information	n/a

11	Quantitative and Qualitative Disclosures About Market Risk	89-91; 173-201

12	Description of Securities Other than Equity Securities	n/a

13	Defaults, Dividend Arrearages and Delinquencies	n/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15	Controls and Procedures	126

16A	Audit committee financial expert	107-108

16B	Code of Ethics	125

16C	Principal Accountant Fees and Services	366

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	367

16F	Change in Registrant’s Certifying Accountant	n/a

16G	Corporate Governance	120-123

16H	Mine Safety Disclosure	n/a

17	Financial Statements	n/a

18	Financial Statements	131-320

19	Exhibits	378

IV

          This page has been intentionally left blank.

Annual Report on Form 20-F 2016

1

2

          This page has been intentionally left blank.

Annual Report on Form 20-F 2016

Strategic information Introduction	3

Introduction

Filing

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

About this report

This report serves as Aegon’s Annual Report for the year ended December 31, 2016. It presents the consolidated financial statements of Aegon pages 131-303 and the stand-alone financial statements of Aegon N.V. pages 305-320, both prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), and Part 9 of Book 2 of the Dutch Civil Code.

Aegon N.V. is referred to in this document as ‘Aegon’, or ‘the Company’, and is together with its member companies referred to as ‘Aegon Group’ or ‘the Group’. For such purposes, ‘member companies’ means, in relation to Aegon N.V., those companies required to be consolidated in accordance with the Netherlands legislative requirements relating to consolidated accounts.

Presentation of certain information

References to the ‘NYSE’ are to the New York Stock Exchange and references to the SEC are to the US Securities and Exchange Commission. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of the member states of the European Monetary Union; ‘USD’, and ‘US dollar’ when referring to the lawful currency of the United States of America; ‘GBP’, ‘UK pound’ and ‘pound sterling’ when referring to the lawful currency of the United Kingdom; ‘CAD’ and ‘Canadian dollar’ when referring to the lawful currency of Canada, and ‘PLN’ when referring to the lawful currency of Poland.

Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. SEC, including financial information contained in this Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

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

CEO letter

In 2016, we made further progress in transforming our company and in delivering on our targets, despite a challenging macro-economic environment.

From the Brexit referendum in the UK to the presidential election in the US, 2016 was a year defined by a series of events that had profound effects on the global economy. Uncertainty and instability led to considerable volatility on financial markets, interest rates decreased to historically low levels before rising later in the year, and the trend of governments retreating from providing retirement security continued. Against this backdrop, Aegon’s work of bringing certainty in an uncertain world has never been more important, and I’m proud of how we delivered on our promises to our many millions of customers worldwide during the year – paying out over EUR 59 billion in claims, benefits and plan withdrawals.

Our financial performance

I am pleased that Aegon’s Solvency II ratio remained well within our target range of 140 to 170 percent throughout the year – despite the widespread economic volatility. The ratio on December 31, 2016, of 157 percent was above the midpoint of our target range, and this consistent performance throughout the year is a demonstration of our company’s diligent approach to managing risk and protecting our balance sheet. There is nonetheless potential for renewed volatility and uncertainty around the calculation of this ratio, and we remain mindful and focused on such risks.

2016 was once again a year of strong sales – especially in terms of our fee businesses, in particular Asset Management – and I am therefore happy that we reached over EUR 100 billion of gross deposits for the very first time, which contributed to EUR 3 billion net deposits. This strong performance was above all a reflection of the need and relevance of our products and services, the strength of our franchise, and the trust our loyal customers continue to place in us.

While we experienced some significant headwinds this year in the form of market volatility and some adverse claims experience – both of which had an impact on earnings – we are on track to deliver on our 2018 financial targets. Moreover, I am pleased that we successfully increased capital returns to our shareholders this year as part of our commitment to return EUR 2.1 billion to shareholders in the period 2016-2018.

Transforming our company

Meeting our purpose of helping people achieve a lifetime of financial security demands that we constantly evolve as a business so that we can continue to serve our customers’ changing needs. For this reason we, once again, invested significantly in developing innovative digital solutions – from new apps and customer-friendly platforms that enable people to better understand their finances, to exploring the future of the insurance industry through co-launching the Blockchain Initiative B3i.

The environment in which we operate is changing fast, and over the course of the year we continued to demonstrate how we are adapting to the new landscape. In the UK, we divested our annuity book and acquired Cofunds and BlackRock’s defined contribution recordkeeping business. This successfully completed the transformation of our UK business from a largely traditional pension business into a market-leading, cost efficient and scalable platform business, with over 3 million customers and approximately 100 billion pounds of assets under administration. We also continued the very significant restructuring of our US business, which has brought all of Transamerica’s business units together into a single, customer-facing company, and gives our customers easier access to all our different products and services.

By transforming Aegon’s US operations from distinct business lines into one, functionally-organized business, we identified potential for cost savings. These savings constituted the bulk of the group’s original 2018 expense savings target of EUR 200 million, announced in January 2016. Meeting these expense reductions was a key priority for our business throughout the year as we continued to focus on becoming more efficient, more profitable, raising our returns, investing in new digital solutions, and deploying our capital in the best way for our company and stakeholders. By accelerating the execution of our strategy, we were able to exceed our expense savings target for the year, achieving a total of EUR 110 million in run-rate savings. As a result, this enabled us to announce that our group 2018 run-rate expense savings target would rise to EUR 350 million.

Annual Report on Form 20-F 2016

Strategic information CEO letter	5

Our communities

Although this Annual Report focusses primarily on Aegon’s financial performance, we also choose to publish an integrated annual review. This outlines our company’s wider impact on all the communities on which we have an impact, and how Aegon creates and shares value for stakeholders by letting customers, investors, business partners, local communities and employees tell their story.

Our employees and shareholders

On behalf of Aegon’s Management Board, I would like to express my sincere thanks to over 29,000 colleagues for all that they do. 2016 was a year of significant change for our company, and it would have been impossible to continue to provide the very best service to our millions of customers around the world without their extraordinary professionalism, ingenuity and dedication.

I would also like to thank our many shareholders around the world. We value your continued interest, and are grateful for the trust you place in our company. Aegon achieved much over the last twelve months, and I am confident that by successfully executing our strategy we will continue to become a more efficient and customer-centric organization. By doing so we will be able to secure long-term, sustainable growth, and thereby meet our commitments to all our valued stakeholders.

Alex Wynaendts

Chief Executive Officer and

Chairman of the Executive Board of Aegon N.V.

6	Strategic information Composition of the Executive Board and the Management Board

Composition of the Executive Board

Alex Wynaendts (1960, Dutch)

CEO and Chairman of the Executive and Management Boards of Aegon N.V.

Alex Wynaendts began his career in 1984 with ABN AMRO Bank, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined Aegon as Senior Vice President for Group Business Development. He was appointed as a member of Aegon’s Executive Board in 2003, overseeing the Company’s international growth strategy.

In April 2007, Mr. Wynaendts was named Aegon’s Chief Operating Officer. A year later, he became CEO and Chairman of Aegon’s Executive Board and Management Board. Mr. Wynaendts was reappointed at the Annual General Meeting of Shareholders in 2015. His third term of office ends in 2019. Mr. Wynaendts has been an Independent Director of the Board of Air France-KLM S.A. since May 2016. Mr. Wynaendts has held no other external board memberships in the past five years.

Darryl Button (1969, Canadian)

CFO and member of the Executive and Management Boards of Aegon N.V. (until December 1, 2016)1

Darryl Button began his career at Mutual Life Insurance Co. of Canada, joining Aegon in 1999 as Director of Product Development and Risk Management at Aegon USA’s Institutional Markets business unit. He was appointed Corporate Actuary of Aegon USA in 2002 and became CFO of Aegon Americas in 2005. From 2008 to 2011, Mr. Button also took on the responsibilities of Chairman and executive management of Aegon’s Canadian operations, before joining Aegon’s Corporate Center in 2012 as Executive Vice President and Head of the Corporate Financial Center. In 2013, Mr. Button was appointed as CFO and member of the Executive Board of Aegon. In addition, Mr. Button is a Board member at the American Chamber of Commerce in the Netherlands. He has held no other external board memberships in the past five years.

Composition of the Management Board

Alex Wynaendts: see above

Darryl Button: see above

Mark Bloom (1964, American)

Global Chief Technology Officer and member of the Management Board, Aegon N.V.

Mark Bloom has over 30 years’ experience in information technology. He joined Aegon from Citi in February 2016, where he served as Global Head of Consumer Digital and Operations Technology, responsible for Digital, Data and Operations technology solutions and innovations, including Citi’s online and mobile banking applications, ATMs, and Call Center technologies.

Prior to that, he held a number of technology leadership positions in financial services and the aerospace industry. At Aegon, as Global Chief Technology Officer, Mr. Bloom is responsible for leading the Company’s technology and innovation activities, including leadership of Aegon’s digital initiatives, leveraging technology to drive efficiency and focus on improving the customer experience. Mr. Bloom was appointed as a member of Aegon’s Management Board in August 2016. Mr. Bloom has held no other external board memberships in the past five years.

1	On September 6, 2016, Aegon announced Mr. Button’s decision to step down as CFO and to leave the Company on December 1, 2016. On November 29, 2016, Aegon announced that its Supervisory Board intends to nominate Matthew J. Rider (1963, US Citizen) for appointment as CFO and member of the Executive Board at its Annual General Meeting of Shareholders on May 19, 2017.

Annual Report on Form 20-F 2016

Strategic information Composition of the Executive Board and the Management Board	7

Adrian Grace (1963, British)

CEO of Aegon UK and member of the Management Board Aegon N.V.

Adrian held various roles within GE capital, Sage Group Inc. and joined Barclays Bank in 2004 as Chief Executive of the Insurance Business. In 2007 he joined HBOS after which he started with

Aegon as CEO of the UK in 2011. He became member of the Management Board of Aegon in 2012 and is a non-executive Director at Clydesdale Bank and a member of the Financial Conduct Authority practitioners panel. Mr. Grace was member of the Board of Scottish Financial Enterprise up until June 2013 and held no other external board memberships in the past five years.

Allegra van Hövell-Patrizi (1974, Italian)

Chief Risk Officer of Aegon N.V. and member of the Management Board Aegon N.V.

Allegra van Hövell-Patrizi began her career in 1996 at McKinsey & Company, specializing in financial institutions. After several years as a partner there, she joined F&C Asset Management in 2007 as a member of the Management Committee. In 2009, she joined Prudential plc where she became Group Risk Director, and a member of the Group Executive Risk Committee, as well as the PUSL Board (within the Prudential plc group). Ms. Van Hövell-Patrizi joined Aegon at the end of 2015. She was appointed Chief Risk Officer of Aegon N.V. and a member of Aegon’s Management Board in January 2016. Ms. Van Hövell-Patrizi has held no other external board memberships in the past five years.

Marco Keim (1962, Dutch)

CEO of Aegon the Netherlands and member of the Management Board Aegon N.V.

Marco Keim began his career with accountancy firm Coopers & Lybrand / Van Dien. He has also worked at aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a member of the Board, and was appointed CEO three years later.

Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Management Board in June 2008. Mr. Keim was a member of the Supervisory Board of AMVEST Vastgoed B.V. until June 2013, and is a member of the Supervisory Board of Eneco Holding N.V. In addition, Mr. Keim holds board positions at VNO-NCW and at Verbond van Verzekeraars. Mr. Keim has held no other external board memberships in the past five years1.

Gábor Kepecs (1954, Hungarian)

CEO of Aegon Central & Eastern Europe and member of the Management Board Aegon N.V.

Gábor Kepecs began his career with the Hungarian government before joining former state-owned insurance company Állami Biztosító. He was appointed CEO in 1990, two years before Állami Biztosító was privatized and acquired by Aegon. Mr. Kepecs was the CEO of Aegon Hungary from 1992 to 2009, during which time he headed the expansion of Aegon’s businesses in Hungary and across the wider Central & Eastern European region. Mr. Kepecs has been a member of Aegon’s Management Board since 2008. Mr. Kepecs has not held any external board memberships in the past five years2.

1.	On December 16, 2016, Aegon announced that Mr. Keim would become responsible for Aegon’s activities in continental Europe as of January 1, 2017.
2.	On December 16, 2016, Aegon announced that Mr. Kepecs will retire in 2017.

8	Strategic information Composition of the Executive Board and the Management Board

Onno van Klinken (1969, Dutch)

General Counsel and member of the Management Board, Aegon N.V.

Onno van Klinken has over 20 years’ experience providing legal advice to a range of companies and leading Executive Board offices. Mr. Van Klinken started his career at Allen & Overy, and previously worked for Aegon between 2002 and 2006. He then served as Corporate Secretary for Royal Numico, the Dutch baby food company, before it was acquired by Groupe Danone. His next position was as General Counsel for the Dutch global mail and express group TNT, where he served from 2008 until the legal demerger of the group in 2011. This was followed by General Counsel positions at D.E. Master Blenders 1753 and Corio N.V. Mr. Van Klinken rejoined Aegon in 2014 as General Counsel responsible for Group Legal, Regulatory Compliance, the Executive Board Office and Supervisor Relations. Mr. Van Klinken has been a member of Aegon’s Management Board since August 2016. He has not held any external board memberships in the past five years.

Carla Mahieu (1959, Dutch)

Global Head Human Resources and member of the Management Board Aegon N.V.

Carla Mahieu started her career in 1984 at Royal Dutch Shell, where she held various management positions within Human Resources, Communications and Corporate Strategy. Following several years as a consultant – during which time she worked for Spencer Stuart, among other companies – Ms. Mahieu was appointed Senior Vice President Corporate Human Resource Management at Royal Philips Electronics in 2003. Ms. Mahieu joined Aegon in 2010 as Global Head Human Resources, and has been a member of Aegon’s Management Board since August 2016. Ms. Mahieu is a former Board member of Duisenberg School of Finance and has been a member of the non-executive Board of the Royal BAM Group since 2011. Ms. Mahieu has held no other external board memberships in the past five years.

Mark Mullin (1963, American)

CEO of Aegon Americas and member of the Management Board Aegon N.V.

Mark Mullin has spent more than 20 years with Aegon in various management positions in both the United States and Europe. Mr. Mullin served as President and CEO of one of Aegon’s US subsidiaries, Diversified Investment Advisors, and as head of the Company’s US annuity and mutual fund businesses. He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of the Management Board in 2010. Mr. Mullin has not held any external board memberships in the past five years.

Sarah Russell (1962, Australian)

CEO of Aegon Asset Management and member of the Management Committee

Sarah Russell has 25 years’ experience in international finance and asset management. Ms. Russell began her career at Toronto Dominion in Melbourne before joining ABN AMRO in 1994. She moved to the Netherlands in 2000, where she held a number of various roles, leading to her appointment as CEO of ABN AMRO’s asset management operations. Ms. Russell joined Aegon Asset Management as CEO in 2010, and has been a member of Aegon’s Management Board since August 2016. Ms. Russell is a non-executive director of Nordea Bank AB since 2010 and also holds a Supervisory Board member position at Nederlandse Investeringsinstelling, and is Vice Chairman of the Supervisory Board of La Banque Postale Asset Management. Ms. Russell has held no other external board memberships in the past five years.

Annual Report on Form 20-F 2016

Strategic information Aegon’s strategy	9

Aegon’s strategy

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

Aegon’s strategic objectives

Aegon believes that it will achieve its ambition of becoming a trusted partner for financial solutions at every stage of life if it realizes the following strategic objectives:

◆	Serving customers’ need for financial security throughout their lifetimes by providing digitally- enabled, omni-channel, accessible solutions and superior customer experience (‘Loyal Customers’);
◆	Delivering excellent service to customers at competitive cost levels by increasing scale and improving quality, efficiency, and accuracy of processes with technology (‘Operational Excellence’);
◆	Valuing and supporting Aegon employees as the Company’s greatest asset by engaging and enabling them with the tools, training, and culture needed to exceed customers’ expectations (‘Empowered Employees’); and
◆	Ensuring that the Company always meets its long-term commitments to stakeholders by delivering sustainable financial results and maintaining a strong and stable balance sheet (‘Optimized Portfolio’).

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

History and development of Aegon

Aegon is an international life insurance, pensions and asset management group. Its listed holding company, Aegon N.V., is a public limited liability company with its corporate seat and head office in the Netherlands.

The Company’s history dates back over 170 years. Aegon N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800s.

Aegon is headquartered in the Netherlands, and through its subsidiaries and joint ventures it employs over 29,000 people worldwide. Aegon’s common shares are listed on stock exchanges in Amsterdam (Euronext) and New York (NYSE). Aegon’s main operating units are separate legal entities that operate under the laws of their respective countries. The shares of these legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities; Aegon International B.V., which serves as a holding company for the Aegon Group companies of all non-European countries; and Aegon Asset Management Holding B.V., the holding company for a number of its asset management entities.

Aegon exists to help people achieve a lifetime of financial security. It uses a multi-brand, multichannel distribution approach to meet its customers’ needs, and fosters an entrepreneurial spirit within its businesses, encouraging the development of innovative products and services.

Aegon has the following operating segments: the Americas, which includes the United States, Mexico and Brazil; the Netherlands; the United Kingdom; Central & Eastern Europe; Spain & Portugal; Asia and Aegon Asset Management.

The separate operating segments of the Netherlands, the United Kingdom, Central & Eastern Europe and Spain & Portugal may be referred together as ‘Europe’, but Europe is not an operating segment.

Annual Report on Form 20-F 2016

Business overview Selected financial data	11

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 131-303) of this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2016	2015 1)	2014 1)	2013 1)	2012 1)
Amounts based upon IFRS
Premium income	23,453	22,925	19,864	19,939	19,049
Investment income	7,788	8,525	8,148	7,909	8,413
Total revenues 2)	33,655	33,902	30,157	29,805	29,327
Income/ (loss) before tax	610	(514)	916	1,236	2,024
Net income/ (loss)	438	(431)	766	1,003	1,628

Earnings per common share
Basic	0.15	(0.27)	0.29	0.37	0.72
Diluted	0.15	(0.27)	0.29	0.37	0.72

Earnings per common share B
Basic	-	(0.01)	0.01	0.01	-
Diluted	-	(0.01)	0.01	0.01	-

[1]    Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

[2]    Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

Selected consolidated balance sheet information
In million EUR (except per share amount)	2016	2015 1)	2014 1)	2013 1)	2012 1)
Amounts based upon IFRS
Total assets	425,425	415,415	424,112	351,523	362,663
Insurance and investment contracts	344,844	343,558	321,384	283,234	277,596
Borrowings including subordinated and trust pass-through securities	14,076	13,361	15,049	12,009	13,416
Shareholders’ equity	20,520	22,441	23,847	17,589	20,913

[1]    Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

12	Business overview Selected financial data

Number of common shares
In thousands	2016	2015	2014	2013	2012
Balance at January 1	2,147,037	2,145,948	2,131,459	1,972,030	1,909,654
Share issuance	-	-	-	120,713	-
Stock dividends	10,629	1,089	14,489	38,716	62,376
Shares withdrawn	(83,117)	-	-	-	-
Balance at end of period	2,074,549	2,147,037	2,145,948	2,131,459	1,972,030

Number of common shares B
In thousands	2016	2015	2014	2013	2012
Balance at January 1	585,022	581,326	579,005	-	-
Share issuance	-	3,696	2,320	579,005	-
Balance at end of period	585,022	585,022	581,326	579,005	-

Dividends

Aegon declared interim and final dividends on common shares for the years 2012 through 2016 in the amounts set forth in the following table. The 2016 interim dividend amounted to EUR 0.13 per common share. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 16, 2016. At the General Meeting of Shareholders on May 19, 2017, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of EUR 0.13 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for 2016 to EUR 0.26. Proposed final dividend for the year and proposed total dividend 2016 per common share B are EUR 0.00325 and EUR 0.00650 respectively. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (“CEST”)) on the US-ex dividend day.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total
2012	0.10	0.11	0.21	0.12	0.14	0.26
2013	0.11	0.11	0.22	0.15	0.15	0.30
2014	0.11	0.12	0.23	0.15	0.13	0.28
2015	0.12	0.13	0.25	0.13	0.15	0.28
2016	0.13	0.132)	0.26	0.15

[1]	Paid at each shareholders’ option in cash or in stock.
[2]	Proposed.

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

Annual Report on Form 20-F 2016

Business overview Selected financial data	13

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

As of March 15, 2017, the USD exchange rate was EUR 1 = USD 1.0630.

The high and low exchange rates for the US dollar per euro for each of the last six months through February 2017 are set forth below:

Closing rates	Sept. 2016	Oct. 2016	Nov. 2016	Dec. 2016	Jan. 2017	Feb. 2017
High (USD per EUR)	1.1271	1.1212	1.1121	1.0758	1.0794	1.0802
Low (USD per EUR)	1.1158	1.0866	1.0560	1.0375	1.0416	1.0551

The average exchange rates for the US dollar per euro for the five years ended December 31, 2016, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate 1)
2012	1.2909
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

14	Business overview Business lines

Business lines

Americas

Life

Products offering protection against mortality, morbidity and longevity risks, including traditional and universal life, in addition to endowment, term, and whole life insurance products.

Accident & health

Products offering supplemental health, accidental death and dismemberment insurance, critical illness, cancer treatment, credit/disability, income protection, travel and long-term care insurance.

Mutual funds

Wide range of specialized mutual funds, including asset allocation, US equity, global/international equity, alternative investments, hybrid allocation, fixed income and target date funds.

Retirement plans

Comprehensive and customized retirement plan services to employers across the entire spectrum of defined benefit, defined contribution and non-qualified deferred compensation plans. Includes services to individuals rolling over funds from other qualified retirement funds or Individual Retirement Accounts (IRAs).

Variable annuities

Variable annuities allow the holder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance, in addition to receiving one of many payout options designed to provide income in retirement.

Fixed annuities

Fixed annuities allow customers to make a lump-sum payment or a series of payments and receive income in the form of periodic payments that can begin immediately or after a period of time.

Stable value solutions

Synthetic Guaranteed Investment Contracts (GICs) in the United States offered primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans.

Latin America

◆	Brazil: Life and critical illness insurance; private and company pensions; pension scheme administration; and investment funds.
◆	Mexico: Individual life, group life, and health insurance; and saving plans.

Europe

The Netherlands

◆	Life: Products with mortality, morbidity, and longevity risks, including traditional and universal life, in addition to employer, endowment, term, whole life insurance products; mortgages; annuity products; and banking products, including saving deposits.
◆	Pensions: Individual and group pensions usually sponsored by, or obtained via, an employer. Administration-only services are offered to company and industry pension funds.
◆	Non-life: General insurance, consisting mainly of automotive, liability, disability, household insurance, and fire protection.
◆	Distribution: Independent distribution channel, offering both life and non-life insurance solutions.

United Kingdom

◆	Life: Individual protection products, such as annuities, term insurance, critical illness, income protection and international/ offshore bonds.
◆	Pensions: Individual pensions, including self-invested personal pensions and drawdown products, such as guaranteed income drawdown products; group pensions, sponsored by, or obtained via, an employer. Also includes the tied-agent distribution business.

Central & Eastern Europe

Activities in the Czech Republic, Hungary, Poland, Romania, Slovakia, and Turkey. This business line includes life insurance, individual and group pension products, savings and investments, in addition to general insurance.

Spain & Portugal

Distribution partnerships with Santander in Spain & Portugal and with Liberbank in Spain. This business line includes life insurance, accident and health insurance, general insurance and investment products.

Annual Report on Form 20-F 2016

Business overview Business lines	15

Asia

High net worth businesses

Life insurance marketed to high-net-worth individuals in Hong Kong and Singapore.

Aegon Insights

Full range of direct insurance solutions from product design, customer analytics insights, marketing campaign design and multi-channel product distribution to policy administration and claims management.

Strategic partnerships

Joint ventures in China and India offering (term) life insurance and savings products, and in Japan offering variable annuities.

Aegon Asset Management

Americas

Investment products covering third-party customers, insurance-linked solutions, and Aegon’s own insurance companies.

The Netherlands

Investment products covering third-party customers, insurance-linked solutions, and Aegon’s own insurance companies in addition to manager selection and tailored advice on balance sheet solutions for the pension market.

United Kingdom

Fixed income, equities, real estate and multi-asset solutions to Aegon’s own insurance companies as well as external UK and international customers.

Rest of World

Asset management activities in Central & Eastern Europe and Spain & Portugal, in addition to results of the asset management holding.

Strategic partnerships

◆	In China, Aegon Asset Management owns 49% of the shares of Aegon Industrial Fund Management Company, a Shanghai-based asset manager.
◆	In France, Aegon Asset Management has a strategic asset management partnership with La Banque Postale, through a 25% equity stake in La Banque Postale Asset Management.

16	Business overview Results of operations – Worldwide

Results of operations

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table below in addition to note 5 Segment information of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table below. Aegon believes that these non-IFRS measures provides meaningful supplemental information about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses.

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

Results 2016 worldwide

Underlying earnings before tax geographically
Amounts in EUR millions	2016	2015	%
Net underlying earnings	1,483	1,481	-
Tax on underlying earnings	429	386	11%
Underlying earnings before tax geographically
Americas	1,249	1,278	(2%	)
The Netherlands	534	537	(1%	)
United Kingdom	59	(27)	-
Central & Eastern Europe	55	37	51%
Spain & Portugal	8	12	(38%	)
Europe	655	559	17%
Asia	21	20	3%
Asset Management	149	170	(12%	)
Holding and other activities	(162)	(161)	-
Underlying earnings before tax	1,913	1,867	2%

Fair value items	(840)	(651)	(29%	)
Gains / (losses) on investments	340	346	(2%	)
Net impairments	(54)	49	-
Other income / (charges)	(771)	(2,180)	65%
Run-off businesses	54	88	(39%	)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	641	(482)	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	31	33	(6%	)
Income tax	(203)	51	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(31)	(33)	6%
Net income	438	(431)	-

Commissions and expenses	6,696	6,916	(3%	)
of which operating expenses	3,764	3,734	1%

Annual Report on Form 20-F 2016

Business overview Results of operations – Worldwide	17

New life sales
Amounts in EUR millions	2016	2015	%
Americas	542	599	(9%	)
The Netherlands	111	130	(15%	)
United Kingdom	66	72	(8%	)
Central & Eastern Europe	83	91	(9%	)
Spain & Portugal	39	39	1%
Europe	299	332	(10%	)
Asia	128	173	(26%	)
Total recurring plus 1/10 single	969	1,104	(12%	)

Gross deposits (on and off balance)
Amounts in EUR millions	2016	2015	%
Americas	40,881	36,999	10%
The Netherlands	6,686	5,137	30%
United Kingdom	5,791	6,096	(5%	)
Central & Eastern Europe	265	227	17%
Spain & Portugal	31	29	8%
Europe	12,773	11,489	11%
Asia	304	408	(25%	)
Asset Management	46,366	33,722	37%
Total gross deposits	100,325	82,618	21%

Worldwide revenues geographically 2016	Americas	The Nether- lands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Manage- ment	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Amounts in EUR millions
Total life insurance gross premiums	7,363	2,015	9,888	399	191	12,493	1,121	-	(78)	20,898	(498)	20,400
Accident and health insurance premiums	2,204	210	36	1	73	320	104	-	(4)	2,624	(15)	2,609
General insurance premiums	-	266	-	179	92	536	-	-	-	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	13,348	1,225	-	(82)	24,058	(606)	23,453

Investment income	3,717	2,135	1,661	45	45	3,886	232	3	3	7,841	(54)	7,788
Fees and commission income	1,651	350	95	36	14	495	61	632	(242)	2,596	(188)	2,408
Other revenue	4	-	-	-	2	2	-	1	3	11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	17,732	1,517	636	(318)	34,507	(852)	33,655

Number of employees, including agent employees	11,943	4,464	2,673	2,317	600	10,054	5,579	1,474	330	29,380

Underlying earnings before tax by line of business
Amounts in EUR millions	2016	2015	%
Life	779	774	1%
Individual Savings & Retirement	534	604	(12%	)
Pensions	555	440	26%
Non-life	34	17	99%
Asset management	149	170	(12%	)
Other	(139)	(139)	-
Underlying earnings before tax	1,913	1,867	2%

18	Business overview Results of operations – Worldwide

Results 2016 worldwide

Aegon’s net income in 2016 improved to EUR 438 million compared with 2015. Underlying earnings before tax increased 2% compared with 2015 to EUR 1,913 million in 2016, primarily as a result of higher underlying earnings before tax from the United Kingdom. The net result in 2016 was impacted by a loss of EUR 840 million on fair value items, which was driven by accounting losses on hedging programs and underperformance of alternative investments. Realized gains of EUR 340 million in 2016 mainly related to normal trading in the investment portfolio. Other charges amounted to EUR 771 million in 2016, mainly driven by the EUR 682 million book loss on the divestment of the annuity portfolio in the United Kingdom.

Net income

The net income amounted to EUR 438 million in 2016 driven by underlying earnings before tax of EUR 1,913 million, and was impacted by the book loss on the divestment of the UK annuity portfolio and fair value losses, partly offset by gains on investments.

Underlying earnings before tax

Aegon’s underlying earnings before tax increased compared with 2015 to EUR 1,913 million in 2016. This was mainly driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom following the write down of DPAC in the fourth quarter of 2015.

◆	Underlying earnings before tax from the Americas declined compared with 2015 to EUR 1,249 million in 2016. Expense reductions and an improvement in claims experience offset lower variable annuities underlying earnings before tax compared with 2015 and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarter of 2015.
◆	In Europe, underlying earnings before tax in 2016 increased by 17% compared with 2015 to EUR 655 million. This was mainly driven by lower amortization of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform compared to 2015.
◆	In Asia, underlying earnings before tax increased in 2016 compared with 2015 to EUR 21 million as a result of increased underlying earnings before tax from the High Net Worth business. This was partly offset by lower underlying earnings before tax from Strategic partnerships compared with 2015 mainly a result of the increase in ownership from 26% to 49% in India, which is currently loss-making.
◆	Underlying earnings before tax from asset management decreased by 12% in 2016 compared with 2015 to EUR 149 million. This decline was mainly driven by lower underlying earnings before tax from Aegon’s Chinese asset management joint venture AIFMC due to the normalization of performance fees.
◆	Total holding costs remained stable compared with 2015 at EUR 162 million in 2016.

Fair value items

The results from fair value items amounted to a loss of EUR 840 million in 2016, and were mainly driven by fair value losses in the United States. EUR 521 million fair value losses in the United States in 2016 were driven by the loss on hedging programs and the underperformance of alternative investments. Included in the loss on hedging programs in the United States is the loss on fair value hedges without accounting match in the Americas (EUR 322 million). This was mainly driven by the loss on equity hedges, which were set up to protect Aegon’s capital position. Underperformance of fair value investments of EUR 226 million was primarily driven by investments related to hedge funds in the United States. Fair value losses of EUR 236 million in Europe in 2016 were driven by credit spreads movements, declining interest rates as a result of a mismatch on an IFRS basis between the valuation of interest rate hedges and liabilities, and declining interest rates as a result of the mismatch on an IFRS basis between certain interest rate hedges on the mortgage portfolio and the underlying mortgages. In addition, the loss on interest rate swaps was the main driver of the EUR 74 million fair value losses in 2016 at the holding.

Realized gains on investments

Realized gains on investments amounted to EUR 340 million in 2016 and were primarily related to a rebalancing of the investment portfolio in the United Kingdom and gains resulting from asset-liability management adjustments in the Netherlands.

Impairment charges

Net impairments of EUR 54 million in 2016 primarily related to investments in the energy industry in the United States.

Annual Report on Form 20-F 2016

Business overview Results of operations – Worldwide	19

Other charges

Other charges amounted to EUR 771 million in 2016. These were mostly caused by the book loss on the divestment of the annuity portfolio in the United Kingdom (EUR 682 million), and assumption changes and model updates (EUR 118 million).

Run-off businesses

The results of run-off businesses declined to EUR 54 million in 2016 mainly as a result of an adjustment to the intangible balances for BOLI/COLI business.

Income tax

Income tax amounted to EUR 203 million in 2016, and included one-time tax benefits in the United States and the United Kingdom. The effective tax rate on underlying earnings before tax and total income for 2016 was 22% and 32%, respectively.

Commissions and expenses

Commissions and expenses decreased by 3% in 2016 compared with 2015 to EUR 6.7 billion, mainly driven by lower amortization of deferred policy acquisition costs in the United Kingdom. Operating expenses increased by 1% in 2016 compared with 2015 to EUR 3.8 billion. Increased variable personnel expenses compared with 2015 and the acquisition of the defined contribution business from Mercer more than offset expense savings.

Production

In 2016, compared with 2015, gross deposits were up 21% to EUR 100.3 billion, driven by higher gross deposits in asset management and Retirement Plans in the United States. Net deposits, excluding run-off businesses, declined to EUR 3.5 billion in 2016 compared with 2015, mostly due to lower gross deposits in variable annuities, anticipated contract discontinuances from the business acquired from Mercer, and low asset management net flows. The latter were mainly driven by market insecurity following the Brexit vote and a reduction in flows from money market funds in China. New life sales declined by 12% compared with 2015 to EUR 969 million in 2016, mostly driven lower universal life and term life production in the United States, fewer pension buy-out sales in the Netherlands, and lower sales in Asia as a result of Aegon’s strict pricing policy in a low rate environment. New premium production for accident & health and general insurance decreased by 9% compared with 2015 to EUR 954 million in 2016, mainly as a result of several product exits and a lower contribution from portfolio acquisitions.

Capital management

During 2016, shareholders’ equity decreased by EUR 1.9 billion to EUR 20.5 billion, as a result of a EUR 400 million share buyback and the impact from higher interest rates on revaluation reserves. During the year, the revaluation reserves decreased by EUR 1.1 billion to EUR 5.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.0 billion on December 31, 2016, or 8.51 per common share. The gross leverage ratio increased to 29.8% on December 31, 2016, compared with 28.4% at the end of 2015, which was mostly the result of the issuance of EUR 500 million senior unsecured notes. Excess capital in the holding increased from EUR 1.4 billion at the end of 2015 to EUR 1.5 billion on December 31, 2016, as net remittances from business units and the aforementioned issuance of senior unsecured notes more than offset the EUR 400 million share buyback, dividends to shareholders, interest payments and operating expenses.

On December 31, 2016, Aegon’s estimated Solvency II ratio amounted to 157%. The RBC ratio in the United States decreased from 460% at year-end 2015 to ~440% on December 31, 2016 which primarily reflects dividends upstreamed to the holding. In the Netherlands, the estimated Solvency II ratio at the end of 2016 amounted to 135%. The estimated Solvency II ratio at the end of 2016 of Aegon United Kingdom amounted to 156%.

The Group Solvency II ratio and Aegon the Netherlands Solvency II ratio have been updated since the earlier public communications on February 17, 2017 as a result of a change in the calculations of the risk margin in the Netherlands.

The Solvency ratios as disclosed in this section represent Aegon’s estimates are not final until filed with the regulator and subject to supervisory review. Solvency II capital ratios are still subject to final interpretations of Solvency II regulations including the assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes in the Netherlands of 75%.

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2016 from the Americas, asset management, Central & Eastern Europe and Spain & Portugal. Aegon spent EUR 0.2 billion on capital contributions.

20	Business overview Results of operations – Worldwide

Results 2015 worldwide

Underlying earnings before tax geographically
Amounts in EUR millions	2015	2014	%
Net underlying earnings	1,481	1,507	(2%)
Tax on underlying earnings	386	499	(23%)
Underlying earnings before tax geographically
Americas	1,278	1,275	-
The Netherlands	537	558	(4%)
United Kingdom	(27)	125	-
Central & Eastern Europe	37	60	(39%)
Spain & Portugal	12	28	(56%)
Europe	559	771	(27%)
Asia	20	(17)	-
Asset Management	170	115	48%
Holding and other activities	(161)	(138)	(17%)
Underlying earnings before tax	1,867	2,006	(7%)

Fair value items	(651)	(1,362)	52%
Gains / (losses) on investments	346	697	(50%)
Net impairments	49	(34)	-
Other income / (charges)	(2,180)	(391)	-
Run-off businesses	88	11	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(482)	927	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	33	10	-
Income tax	51	(161)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(33)	(10)	-
Net income	(431)	766	-

Commissions and expenses	6,916	5,865	18%
of which operating expenses	3,734	3,312	13%

New life sales
Amounts in EUR millions	2015	2014	%
Americas	599	552	9%
The Netherlands	130	251	(48%)
United Kingdom	72	65	10%
Central & Eastern Europe	91	107	(15%)
Spain & Portugal	39	49	(20%)
Europe	332	472	(30%)
Asia	173	114	52%
Total recurring plus 1/10 single	1,104	1,138	(3%)

Gross deposits (on and off balance)
Amounts in EUR millions	2015	2014	%
Americas	36,999	31,849	16%
The Netherlands	5,137	2,781	85%
United Kingdom	6,096	5,238	16%
Central & Eastern Europe	227	215	5%
Spain & Portugal	29	55	(47%)
Europe	11,489	8,289	39%
Asia	408	526	(22%)
Asset Management	33,722	19,340	74%
Total gross deposits	82,618	60,004	38%

Annual Report on Form 20-F 2016

Business overview Results of operations – Worldwide	21

Worldwide revenues geographically 2015	Americas	The Nether- lands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Manage- ment	Holding, other activities and elimina- tions	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated
Amounts in EUR millions
Total life insurance gross premiums	7,046	2,240	8,465	477	174	11,356	1,713	-	(102)	20,013	(431)	19,583
Accident and health insurance premiums	2,266	234	47	1	64	345	105	-	-	2,717	(14)	2,703
General insurance premiums	-	473	-	164	80	717	-	-	2	720	(80)	640
Total gross premiums	9,312	2,947	8,512	642	317	12,419	1,819	-	(100)	23,450	(524)	22,925

Investment income	3,680	2,277	2,331	45	41	4,693	194	7	2	8,576	(51)	8,525
Fees and commission income	1,704	351	98	39	13	501	62	650	(284)	2,633	(195)	2,438
Other revenue	9	-	-	-	2	2	-	-	7	19	(5)	14
Total revenues	14,705	5,575	10,941	726	373	17,615	2,076	657	(375)	34,677	(775)	33,902

Number of employees, including agent employees	12,701	4,503	2,478	2,470	534	9,985	7,163	1,382	299	31,530

Underlying earnings before tax by line of business
Amounts in EUR millions	2015	2014	%
Life	774	923	(16%)
Individual Savings & Retirement	604	528	14%
Pensions	440	518	(15%)
Non-life	17	46	(62%)
Asset management	170	115	48%
Other	(139)	(124)	(13%)
Underlying earnings before tax	1,867	2,006	(7%)

22	Business overview Results of operations – Worldwide

Results 2015 worldwide

Aegon’s net loss in 2015 amounted to EUR 431 million. Underlying earnings before tax declined compared with 2014 to EUR 1,867 million in 2015, primarily impacted by lower underlying earnings before tax in the United Kingdom from the write down of deferred policy acquisition costs related to the restructuring of the organization. Results in 2015 were impacted by a loss of EUR 651 million on fair value items, which was driven by accounting losses on hedging programs. Realized gains of EUR 346 million in 2015 mainly related to normal trading in the investment portfolio. Other charges amounted to EUR 2,180 million in 2015, mainly driven by the write down of deferred policy acquisition costs in the United Kingdom related to the restructuring of the organization, and the loss on the divestment of the Canadian life insurance activities.

Net income

The net loss amounted to EUR 431 million in 2015, impacted by the write down of deferred policy acquisition costs in the United Kingdom related to the restructuring of the organization, the loss on the divestment of the Canadian life insurance activities and the impact of model updates.

Underlying earnings before tax

Aegon’s underlying earnings before tax in 2015 declined compared with 2014 to EUR 1,867 million. This was driven by the write down of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform and a lower result from the Holding.

◆	Underlying earnings before tax from the Americas remained stable compared with 2014 at EUR 1,278 million in 2015. The impact of the stronger US dollar offset adverse claims experience and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015.
◆	In Europe, underlying earnings before tax declined compared with 2014 to EUR 559 million in 2015, as a result of the write down of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform.
◆	Underlying earnings before tax from Asia increased compared with 2014 to EUR 20 million in 2015 as one-time charges in 2014 did not recur.
◆	Asset Management underlying earnings before tax were up 48% compared with 2014 to EUR 170 million in 2015, driven by the positive impact of higher performance fees and third-party assets under management.
◆	The result from the holding deteriorated compared with 2014 to a loss of EUR 161 million in 2015. This was mainly the result of higher net interest costs compared with 2014 following a debt issuance to refinance a perpetual security for which the cost was previously accounted for directly through shareholders’ equity and a tax gain received in 2014.

Fair value items

The results from fair value items amounted to a loss of EUR 651 million in 2015, and were mainly driven by fair value losses in the United States in 2015. EUR 691 million fair value losses in the United States were driven by the loss on hedging programs and the underperformance of alternative investments. Included in the loss on hedging programs in the United States is the loss on fair value hedges without accounting match in the Americas (EUR 403 million). This was mainly driven by the loss on equity hedges, which were set up to protect Aegon’s capital position. Underperformance of fair value investments of EUR 201 million was primarily driven by investments related to energy-related investments and hedge funds in the United States. Results on fair value items in Europe amounted to a gain of EUR 101 million in 2015 driven mainly by positive revaluations on real estate and results of interest rate hedging in the Netherlands. In addition, the loss on interest rate swaps was the main driver of the EUR 68 million fair value losses in 2015 at the holding.

Realized gains on investments

Realized gains on investments amounted to EUR 346 million in 2015 and were primarily related to a rebalancing of the fixed income portfolio in the Netherlands and the United Kingdom.

Impairment charges

Net recoveries totaled to EUR 49 million in 2015. In the United States, gross impairments were more than offset by recoveries mostly related to investments in previously impaired subprime residential mortgage-backed securities.

Other charges

Other charges amounted to EUR 2,180 million in 2015. These were mostly caused by the write down of deferred policy acquisition costs in the United Kingdom related to the restructuring of the organization (EUR 1,274 million), the loss on the divestment of the Canadian life insurance activities (EUR 751 million) and the negative impact of assumption changes and model updates (EUR 131 million).

Annual Report on Form 20-F 2016

Business overview Results of operations – Worldwide	23

Run-off businesses

The results of run-off businesses improved compared with 2014 to EUR 88 million in 2015.

Income tax

Income tax amounted to EUR 51 million benefit in 2015. This was mostly driven by tax credits related to solar energy investments in the United States and the low tax rate on losses as a result of the write down of deferred policy acquisition costs in the United Kingdom.

Commissions and expenses

Commissions and expenses increased by 18% in 2015 compared with 2014 to EUR 6.9 billion, which was mainly caused by the adverse impact of the accounting changes. Operating expenses increased by 13% in 2015 compared with 2014 to EUR 3.7 billion. Adverse currency movements and higher defined benefit expenses in the Netherlands compared with 2014 more than offset lower project and transformation costs in the UK and the positive impact of the divestment of the Canadian life insurance activities.

Production

In 2015, compared with 2014, gross deposits were up 38% to EUR 82.6 billion, driven by higher pensions and mutual fund deposits in the United States, production from online bank Knab in the Netherlands, and sales in Aegon Asset Management. Net deposits, excluding run-off businesses, increased by 85% compared with 2014 to EUR 17.2 billion in 2015, mostly due to higher gross deposits and the de-recognition of movements in stable value solutions balances. New life sales declined by 3% compared with 2014 to EUR 1.1 billion in 2015, mostly driven by lower universal life production in the United States, fewer pension buy-out sales in the Netherlands. New premium production for accident & health and general insurance increased by 3% compared with 2014 to EUR 1.0 billion in 2015, as the stronger US dollar more than offset a lower contribution from portfolio acquisitions and several product exits.

Capital management

During 2015, shareholders’ equity decreased by EUR 1.4 billion to EUR 22.4 billion, as favorable currency exchange rates were more than offset by the book loss on the sale of the Canadian life insurance activities and higher interest rates, which resulted in lower revaluation reserves. During the year, the revaluation reserves decreased by EUR 1.8 billion to EUR 6.5 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.5 billion on December 31, 2015, or 8.27 per common share. The gross leverage ratio improved to 28.4% on December 31, 2015, compared with the end of 2014, which was mostly as a result of earnings generated during the year. The negative impact on the gross leverage ratio of the book loss on the sale of the Canadian life insurance activities was offset by the redemption of the USD 500 million senior bond, which matured on December 8, 2015. Excess capital in the holding increased from EUR 1.2 billion at the end of 2014 to EUR 1.4 billion on December 31, 2015, as dividends from business units and proceeds from divestments were partly offset by the impact of cash used for deleveraging, dividends to shareholders, interest payments and operating expenses.

During 2015, Aegon’s Insurance Group Directive (IGD) ratio increased from 208% at the end of 2014 to 220% on December 31, 2015. The increase reflects positive retained earnings during the year, in addition to the impact of divestments. On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations to La Mondiale for EUR 350 million. Furthermore, on July 31, 2015, Aegon completed the sale of its Canadian operations to Wilton Re for CAD 600 million (EUR 428 million). The capital in excess of the S&P AA threshold in the United States decreased from USD 1.1 billion at the end of 2014 to USD 0.2 billion on December 31, 2015, as dividends paid to the holding were offset by earnings, while the RBC ratio in the United States decreased from 540% at year-end 2014 to ~460% on December 31, 2015. The decrease in the United States primarily reflected market conditions and the impact of assumption changes and model updates implemented during the third quarter. In the Netherlands, the IGD ratio, excluding Aegon Bank, increased from 215% on December 31, 2014, to ~240% at the end of 2015 due to earnings generated during the year. The Pillar I ratio in the United Kingdom, including the with-profit fund, increased from 140% at the end of 2014 to ~165% at the end of 2015 due to earnings and changes to longevity assumptions in the fourth quarter.

On November 24, 2015, Aegon successfully placed its inaugural EUR 750 million Conditional Pass-Through Covered Bond. The placement enabled Aegon to further diversify its funding sources and to attract new external long-term funding. The net proceeds were used to refinance part of the existing Dutch mortgage portfolio of Aegon.

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2015, almost all of which from the Americas. Aegon spent EUR 0.3 billion on capital contributions and acquisitions in 2015 in Asia, Central & Eastern Europe, Asset Management and Variable Annuities Europe.

24	Business overview Results of operations – Americas

Results 2016 Americas

	Amounts in USD millions			Amounts in EUR millions
	2016	2015	%	2016	2015	%
Net underlying earnings	1,059	1,100	(4%)	956	991	(4%)
Tax on underlying earnings	323	318	2%	292	286	2%

Underlying earnings before tax by business
Life	174	207	(16%)	157	186	(16%)
Accident & Health	218	165	32%	197	149	32%
Retirement plans	280	261	7%	253	235	7%
Mutual funds	50	50	-	45	45	-
Variable annuities	393	503	(22%)	355	453	(22%)
Fixed annuities	172	131	31%	155	118	32%
Stable Value Solutions	96	101	(4%)	87	91	(4%)
Latin America	1	1	(41%)	1	1	(41%)
Underlying earnings before tax	1,382	1,418	(3%)	1,249	1,278	(2%)

Fair value items	(577)	(768)	25%	(521)	(691)	25%
Gains / (losses) on investments	(14)	(83)	83%	(13)	(74)	83%
Net impairments	(33)	79	-	(30)	71	-
Other income / (charges)	(111)	(1,013)	89%	(100)	(913)	89%
Run-off businesses	60	98	(39%)	54	88	(39%)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	706	(268)	-	638	(241)	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	3	5	(32%)	3	5	(32%)
Income tax	(88)	7	-	(80)	6	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(3)	(5)	32%	(3)	(5)	32%
Net income	618	(261)	-	558	(235)	-

Life insurance gross premiums	8,150	7,821	4%	7,363	7,046	5%
Accident and health insurance premiums	2,440	2,515	(3%)	2,204	2,266	(3%)
Total gross premiums	10,590	10,336	2%	9,567	9,312	3%

Investment income	4,114	4,085	1%	3,717	3,680	1%
Fees and commission income	1,828	1,891	(3%)	1,651	1,704	(3%)
Other revenues	5	11	(56%)	4	9	(56%)
Total revenues	16,537	16,322	1%	14,940	14,705	2%

Commissions and expenses	4,532	4,489	1%	4,095	4,044	1%
of which operating expenses	1,834	1,843	(1%)	1,656	1,660	-

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	25

	Amounts in USD millions			Amounts in EUR millions
New life sales	2016	2015	%	2016	2015
Life	547	622	(12%)	494	561	(12%)
Latin America	53	42	24%	48	38	25%
Total recurring plus 1/10 single	600	665	(10%)	542	599	(9%)

	Amounts in USD millions			Amounts in EUR millions
	2016	2015	%	2016	2015	%
New premium production accident and health insurance	895	1,003	(11%)	808	904	(11%)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2016	2015	%	2016	2015	%
Life	8	7	21%	8	6	21%
Retirement plans	35,137	27,833	26%	31,743	25,075	27%
Mutual funds	5,467	5,084	8%	4,939	4,580	8%
Variable annuities	4,375	7,857	(44%)	3,952	7,079	(44%)
Fixed annuities	254	276	(8%)	230	249	(8%)
Latin America	10	12	(14%)	9	10	(13%)
Total gross deposits	45,251	41,069	10%	40,881	36,999	10%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2016	2015	December 31, 2016	December 31, 2015
USD			1.1069	1.1100	1.0548	1.0863

26	Business overview Results of operations – Americas

Results 2016 Americas

The net income from the Americas amounted to USD 618 million in 2016. Underlying earnings before tax in 2016 were stable compared with 2015 at USD 1.4 billion. Expense reductions and an improvement in claims experience compared with 2015 offset lower variable annuities underlying earnings before tax and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarter of 2015. Gross deposits increased to USD 45.3 billion in 2016 compared with 2015, as a result of the deposits from the defined contribution business acquired from Mercer in 2015, which more than offset lower variable annuity deposits. New life sales declined to USD 600 million in 2016 compared with 2015 due to a decline in the recruitment of new agents and Aegon’s strict pricing policy, while new premium production for accident & health insurance was down to USD 0.9 billion compared with 2015 due to lower contribution from portfolio acquisitions and several product exits.

Net income

The net income amounted to USD 618 million in 2016, as underlying earnings before tax were partly offset by losses from fair value items. Underlying earnings before tax in 2016 were stable compared with 2015 at USD 1.4 billion. Results on fair value items amounted to a loss of USD 577 million in 2016, which was primarily related to underperformance of hedge fund investments and the impact on hedging programs as a result of higher equity markets. Income before tax from run-off businesses in 2016 amounted to USD 60 million, while realized losses on investments in 2016 amounted to USD 14 million. Net impairments amounted USD 33 million in 2016, primarily related to investments in the energy industry. Other charges of USD 111 million in 2016 mainly related to the net impact of assumption changes and model updates. These charges were mainly driven by the assumption changes and model updates in the US from long-term care, primarily resulting from experience updates for morbidity, termination rates and utilization assumptions. For the other business lines, assumption and model changes largely offset each other.

Underlying earnings before tax

Underlying earnings before tax in 2016 were stable compared with 2015 at USD 1.4 billion. Expense reductions and an improvement in claims experience compared with 2015 offset lower variable annuities underlying earnings before tax and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarter of 2015.

◆	Underlying earnings before tax from Life decreased to USD 174 million in 2016 compared with USD 207 million in 2015. Expense savings were more than offset by unfavorable mortality, the impact of lower interest rates compared with
2015 and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarter of 2015.
◆	Accident & Health underlying earnings before tax increased to USD 218 million in 2016 compared with USD 165 million in 2015, as an improvement in long-term care morbidity experience and expense savings more than offset the negative impact on underlying earnings before tax of product exits.
◆	Underlying earnings before tax from Mutual Funds were stable in 2016 compared with 2015 at USD 50 million.
◆	Retirement Plans underlying earnings before tax were up to USD 280 million in 2016 compared with USD 261 million in 2015, primarily driven by the benefit of expense savings and increased fee income compared with 2015. Increased fee income resulted from higher average account balances driven by equity market performance, which more than offset margin pressure arising from the competitive environment on fees.
◆	Underlying earnings before tax from Variable Annuities declined to USD 393 million in 2016 compared with USD 503 million in 2015 as a result of lower underlying earnings before tax from the declining closed block, lower margins on new business and adverse claims experience.
◆	Fixed Annuity underlying earnings before tax increased by 31% in 2016 compared with 2015 to USD 172 million, as an increase in the result from adjustments to intangible assets more than offset the continued balance reduction.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 96 million in 2016 compared with USD 101 million in 2015 due to lower average account balances.
◆	Latin America contributed USD 1 million to underlying earnings before tax in 2016.

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	27

Commissions and expenses

Commissions and expenses increased by 1% compared with 2015 in 2016 to USD 4.5 billion. Operating expenses decreased by 1% compared with 2015 in 2016 to USD 1.8 billion. Expense savings and lower restructuring charges compared with 2015 were partly offset by increased variable personnel expense and the acquisition of the defined contribution business acquired from Mercer.

Production

Gross deposits increased by 10% in 2016 compared with 2015 to USD 45.3 billion. Higher gross deposits in Retirement Plans more than offset a decline in variable annuity deposits compared with 2015. Increased retirement plan gross deposits were mostly driven by the acquisition of the defined contribution business acquired from Mercer. Variable annuity gross deposits were down by 44% in 2016 compared with 2015 to USD 4.4 billion, mainly driven by product adjustments implemented last year in response to the low interest rate environment and lower market demand as a result of the upcoming implementation of the Department of Labor fiduciary rule.

New life sales declined by 10% in 2016 to USD 600 million compared with 2015, as a result of lower universal life and term life sales. Lower universal life sales resulted from a decline in the recruitment of new agents. Sales of term life products declined as Aegon did not lower its pricing in line with a number of its competitors. New premium production for accident & health insurance was down 11% to USD 0.9 billion in 2016 compared with 2015, mainly resulting from a lower contribution from portfolio acquisitions and several product exits.

28	Business overview Results of operations – Americas

Results 2015 Americas

	Amounts in USD millions			Amounts in EUR millions
	2015	2014	%	2015	2014	%
Net underlying earnings	1,100	1,204	(9%)	991	906	9%
Tax on underlying earnings	318	491	(35%)	286	369	(22%)

Underlying earnings before tax by business
Life insurance	207	347	(40%)	186	261	(29%)
Accident & health insurance	165	212	(22%)	149	160	(7%)
Retirement plans	261	272	(4%)	235	205	15%
Mutual funds	50	47	6%	45	35	26%
Variable annuities	503	460	9%	453	346	31%
Fixed annuities	131	211	(38%)	118	159	(26%)
Stable value solutions	101	109	(8%)	91	82	11%
Canada	-	30	-	-	23	-
Latin America	1	5	(72%)	1	4	(67%)
Underlying earnings before tax	1,418	1,694	(16%)	1,278	1,275	-

Fair value items	(768)	(656)	(17%)	(691)	(494)	(40%)
Gains / (losses) on investments	(83)	113	-	(74)	85	-
Net impairments	79	27	189%	71	21	-
Other income / (charges)	(1,013)	(269)	-	(913)	(202)	-
Run-off businesses	98	15	-	88	11	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(268)	925	-	(241)	696	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	4	39%	5	3	66%
Income tax	7	(129)	-	6	(97)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(4)	(39%)	(5)	(3)	(66%)
Net income	(261)	796	-	(235)	599	-

Life insurance gross premiums	7,821	8,585	(9%)	7,046	6,461	9%
Accident and health insurance premiums	2,515	2,490	1%	2,266	1,874	21%
Total gross premiums	10,336	11,074	(7%)	9,312	8,334	12%

Investment income	4,085	4,401	(7%)	3,680	3,312	11%
Fees and commission income	1,891	1,974	(4%)	1,704	1,485	15%
Other revenues	11	3	-	9	2	-
Total revenues	16,322	17,453	(6%)	14,705	13,134	12%

Commissions and expenses	4,489	4,410	2%	4,044	3,319	22%
of which operating expenses	1,843	1,871	(2%)	1,660	1,408	18%

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	29

	Amounts in USD millions			Amounts in EUR millions
New life sales	2015	2014	%	2015	2014	%
Life	622	615	1%	561	463	21%
Canada	-	75	-	-	56	-
Latin America	42	43	(2%)	38	33	17%
Total recurring plus 1/10 single	665	733	(9%)	599	552	9%

	Amounts in USD millions			Amounts in EUR millions
	2015	2014	%	2015	2014	%
New premium production accident and health insurance	1,003	1,193	(16%)	904	898	1%

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2015	2014	%	2015	2014	%
Life	7	9	(20%)	6	7	(4%)
Retirement plans	27,833	26,736	4%	25,075	20,121	25%
Mutual funds	5,084	4,879	4%	4,580	3,672	25%
Variable annuities	7,857	10,235	(23%)	7,079	7,702	(8%)
Fixed annuities	276	323	(15%)	249	243	2%
Canada	-	121	-	-	91	-
Latin America	12	18	(35%)	10	14	(22%)
Total gross deposits	41,069	42,321	(3%)	36,999	31,849	16%

			Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR			2015	2014	December 31, 2015	December 31, 2014
USD			1.1100	1.3288	1.0863	1.2101
CAD			1.4173	1.4667	1.5090	1.4015

30	Business overview Results of operations – Americas

Results 2015 Americas

The net loss in 2015 was USD 261 million, primarily the result of the book loss on the divestment of Canada of USD 837 million. Underlying earnings before tax decreased by 16% in 2015 compared with 2014 to USD 1.4 billion. This was mainly driven by adverse claims experience and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015. Gross deposits declined by 3% in 2015 compared with 2014 to USD 41.1 billion and new life sales by 9% in 2015 compared with 2014 to USD 665 million, both due to product adjustments to improve profitability, while new premium production for accident & health insurance was down 16% in 2015 compared with 2014 to USD 1.0 billion.

Net income

The net loss amounted to USD 261 million in 2015, primarily as the result of the book loss on the divestment of Aegon’s Canadian life insurance business of USD 837 million in 2015. Result on fair value items amounted to a loss of USD 768 million in 2015, which was primarily related to the impact on hedging programs as a result of lower interest rates and higher equity markets compared with 2014. Income before tax from run-off businesses amounted to USD 98 million in 2015. Realized losses on investments amounted to USD 83 million in 2015, and were mainly related to investments in emerging markets and the energy sector. Net impairments improved from a benefit of USD 27 million in 2014 to a benefit of USD 79 million in 2015 as recoveries, which were mostly related to investments in subprime residential mortgage-backed securities, more than offset gross impairments. Other charges were USD 1.0 billion in 2015, and were primarily related to the divestment of Aegon’s Canadian business and model updates.

Underlying earnings before tax

Underlying earnings before tax in 2015 decreased by 16% compared with 2014 to USD 1.4 billion. This was mainly driven by adverse claims experience and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015.

◆	Underlying earnings before tax from Life decreased to USD 207 million in 2015 compared with USD 347 million in 2014. This is due to unfavorable mortality, the impact of lower interest rates and the impact on recurring underlying earnings before tax of the actuarial assumption changes and model updates implemented in the third quarters of 2014 and 2015.
◆	Accident & Health underlying earnings before tax declined by 22% in 2015 compared with 2014 to USD 165 million, which was mainly the result of adverse morbidity.
◆	Underlying earnings before tax from Mutual Funds increased by 6% in 2015 to USD 50 million compared with 2014, mainly driven by favorable markets.
◆	Retirement Plans underlying earnings before tax were down 4% to USD 261 million in 2015 compared with 2014, primarily driven by lower general account pension liabilities and margin pressure arising from the competitive environment on fees.
◆	Underlying earnings before tax from Variable Annuities increased by 9% in 2015 compared with 2014 to USD 503 million as a result of higher average balances driven by net deposits.
◆	Fixed Annuity underlying earnings before tax were down 38% in 2015 compared with 2014 to USD 131 million. Underlying earnings before tax from fixed annuities were impacted by the decline of balances compared with 2014 as a result of deemphasizing the business.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 101 million in 2015 compared with USD 109 million in 2014 due to lower account balances from net outflows.
◆	Latin America contributed USD 1 million to underlying earnings before tax in 2015.

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	31

Commissions and expenses

Commissions and expenses increased by 2% in 2015 to USD 4.5 billion compared with 2014. Operating expenses decreased by 2% in 2015 to USD 1.8 billion compared with 2014, and this was mainly driven by the divestment of Canada.

Production

Gross deposits declined by 3% in 2015 to USD 41.1 billion compared with 2014. Higher gross deposits in retirement plans were more than offset by lower gross deposits in variable annuities. Gross deposits in retirement plans increased by 4% in 2015 to USD 27.8 billion compared with 2014 due to higher recurring deposits. Variable annuity gross deposits were down by 23% in 2015 to USD 7.9 billion compared with 2014, mainly driven by product adjustments implemented in the first quarter of 2015 in response to the low interest rate environment.

New life sales declined by 9% in 2015 to USD 665 million compared with 2014, as growth in indexed universal life was more than offset by the divestment of Canada, the withdrawal of the universal life secondary guarantee product due to the low interest rate environment, and lower term life sales. New premium production for accident & health insurance was down 16% in 2015 compared with 2014 to USD 1.0 billion, mainly resulting from a lower contribution from portfolio acquisitions and several product exits.

32	Business overview Results of operations – Americas

Overview of Americas

Aegon Americas operates under the Transamerica brand in the United States, and also has operations in Brazil and Mexico.

Aegon in the US

Transamerica is one of the leading1 life insurance organizations in the United States, and the largest of Aegon’s operating units worldwide. Its businesses in the US serve customers in all fifty states and employs approximately 11,000 people. Most Aegon companies in the United States operate under the Transamerica brand. Its companies have existed since the mid-19th century, and its main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland – with additional offices located throughout the United States.

Through its subsidiaries and affiliated companies, Aegon provides a wide range of life insurance, supplemental health insurance, retirement plans, long-term savings and investment products.

Aegon utilizes a variety of distribution channels to help customers access its products and services as suits their needs. These include brokerage, partner, institutional/worksite and wholesale.

Aegon in Brazil

In 2009, Aegon acquired a 50% interest in Mongeral Aegon Seguros e Previdência S.A. (hereafter referred to as Mongeral Aegon), Brazil’s fourth largest independent (i.e. non-bank affiliated) life insurer. As of December 2016, Aegon Brazil had approximately 500 employees.

To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a new life insurance and pensions company dedicated to providing life insurance and pension products to the Sicoob system on August 12, 2016. Sicoob is the largest cooperative financial system in the country, with over 3.2 million associates and 2,340 points of service. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. This agreement represents a key expansion of distribution for Mongeral Aegon, which already serves over 2 million customers nationwide through over 4,000 brokers.

Aegon in Mexico

In 2006, Aegon acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. In 2013, Aegon entered into a joint venture with Administradora Akaan S.A. de C.V. and created Akaan-Aegon S.A.P.I. de C.V. to explore financial service opportunities. This Mexico City-based organization is still in the start-up phase and focuses on third-party asset management.

Aegon in Canada

In Canada, Aegon operates an insurance agency under the brand World Financial Group Insurance Agency of Canada Inc., in addition to an affiliated securities dealer. On July 31, 2015, Aegon completed the sale of its Canadian life insurance and asset management business.

Organizational structure

Aegon USA

Aegon USA was founded in 1989, when Aegon brought all of its operating companies in the United States together under a single financial services holding company: Aegon USA, LLC. As of December 31, 2015, Aegon USA, LLC was merged into Transamerica Corporation, which is the holding company for the US operations. Business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this business overview refers to the operating subsidiaries in the United States, collectively or individually, through which Aegon conducts business. Aegon USA has operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Aegon USA’s primary insurance subsidiaries are:

◆	Transamerica Life Insurance Company;
◆	Transamerica Financial Life Insurance Company;
◆	Transamerica Advisors Life Insurance Company;
◆	Transamerica Premier Life Insurance Company; and
◆	Transamerica Casualty Insurance Company.

In 2016, Aegon USA made the strategic decision to bring all of its businesses together, restructuring into a functionally organized firm aimed at better meeting customers’ needs and creating a consistent, positive experience for customers, business partners and employees. The new simplified structure is designed to provide relevant customer solutions that are easy to understand, and that address the full range of customers’ financial protection and savings needs at every stage of life. The further aim is to better leverage Transamerica’s brand strength, expertise and capabilities in order to fulfill Aegon’s purpose of helping people achieve a lifetime of financial security.

The product lines sold or operated through one or more of the Aegon USA’s life insurance companies include: life, accident & health, mutual funds, variable annuities, fixed annuities, retirement plans, stable value solutions, and Latin America. The product lines, described in greater detail below, represent groups of products and services that Aegon USA offers through

1	Source: A.M. Best’s Rating Report dated June 24, 2016 https://www.transamerica.com/individual/about-us/who-we-are/financial-strength/am-best.html. Webpage visited November 21, 2016.

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	33

a number of distribution methods and sales channels. Products are also offered and distributed through one or more of Aegon USA’s licensed insurance or brokerage subsidiary companies.

Overview of sales and distribution channels

Aegon USA’s product lines are now organized by distribution channel in order to ensure that they are aligned with customers’ needs. Each channel has primary target market segments on which it is focused. The distribution channels fall into four main categories: brokerage, partner, institutional/worksite, and wholesale.

Brokerage

Aegon USA offers protection products (life insurance and long-term care) through third-party distribution outlets known as ’Brokerage General Agents’ or ‘Independent Wholesale Organizations’. These are typically non-registered products sold through independent insurance agents. This channel offers life insurance (term life, universal life, variable universal life1, index universal life and whole life insurance), long-term care and supplemental health products and services through approximately 65,000 independent brokerage distributors and financial institutions that target the affluent, emerging affluent and middle markets. These products are designed for family protection, business needs and legacy planning.

Partner

Known as ‘Transamerica Financial Network’, Aegon USA provides advice and guidance to individuals to meet their protection and investment needs. Over 54,000 associates (World Financial Group) and 1,700 career agents (Transamerica Agency Network) offer insurance, annuities, mutual funds, retirement plans and managed accounts to individuals. This channel provides the same life and health products as the brokerage channel, with a focus on the middle and emerging affluent markets.

Institutional/Worksite

Aegon USA offers mutual funds, annuities, life insurance (universal life, whole life and term life), supplemental health products (critical illness, cancer, hospital indemnity, supplemental medical expense, short-term disability, vision, and dental policies), accident products, and Stable Value Solutions in this channel. The channel focuses on the sale of products to consumers through the employer segment, also known as the worksite. Aegon USA also offers individual products through institutions including large broker-dealer research and advisory platforms and large registered investment advisors.

Wholesale

Aegon USA offers annuities, mutual funds, retirement plans, life insurance and long-term care products through partnerships with independent broker-dealers that want a direct relationship with Aegon USA. The broker-dealer network is broken out into three areas: banks, wirehouses, and independent financial planners. Aegon USA’s wholesalers are dedicated to one product line, but work closely together to refer advisors across Aegon USA’s multiple product lines with the intent of creating deeper partnerships with advisors and becoming even more relevant in the financial lives of customers.

On December 7, 2016, Aegon announced its intention to exit the Affinity, Direct TV and Direct Mail channels, which were part of the Accident & health line of business in the United States. After reviewing these businesses, Aegon decided that they no longer fitted with its strategic objectives.

Overview of business lines

Life

Aegon USA offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Products offered include term life, universal life, variable universal life, index universal life and whole life insurance.

Term life insurance

Term life insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period.

Universal life insurance

Universal life insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. The frequency and amount of premiums, in addition to the death benefit, can be adjusted by a policyholder when a policyholder’s circumstances change. In determining the monthly deductions, Aegon USA takes a wide number of factors into account, including but not limited to: interest rates, mortality, taxes and expenses associated with the policy. Any changes in the monthly deductions reflect Aegon USA’s current expectations with respect to future policy performance. At any time, the policy owner is able to see the maximum rate that can be charged. A version of this product has ’secondary guarantees’, which guarantee continuation of the life insurance if the customer consistently pays an agreed minimum amount of premium each year.

Variable universal life insurance

Variable universal life insurance is cash-value life insurance that offers both a death benefit and an investment feature. The premium amount for variable universal life insurance is flexible and, within contract limits, may be changed by the consumer as needed – although these changes can result in a change in the coverage amount. The investment feature usually includes ‘sub-accounts,’ which function like mutual funds and can provide exposure to stocks and bonds. This exposure offers the possibility of an increased (or decreased) rate of return over a universal life or permanent insurance policy.

1	A small amount of variable universal life insurance is sold in the Brokerage channel by registered advisors through a broker dealer.

34	Business overview Results of operations – Americas

Index universal life insurance

Index Universal Life (IUL) insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an appealing alternative to regular Universal Life – for which interest is credited at a fixed rate – and Variable Universal Life, in which the cash value is directly exposed to ups and downs of the market.

Whole life insurance

Whole life insurance provides permanent death benefit protection, provided that the required premiums are paid, while accumulating tabular cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Accident & health

Aegon USA offers supplemental health insurance and long-term care insurance as well as casualty products.

Supplemental health insurance

Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare Supplement, Medicare Part D prescription drug, retiree medical, and supplemental medical expense indemnity.

A number of these products provide policyholders with lump sum or specified income payments if hospitalized, injured, or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance. In addition, medical stop-loss insurance is offered to employers to protect against catastrophic losses under self-funded health plans.

Long-term care insurance

Long-term care (LTC) insurance products provide benefits to policyholders that require qualified LTC services as they are unable to perform two or more specific activities of daily living or due to a severe cognitive impairment. LTC insurance helps protect a policyholder’s assets from the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC.

Casualty insurance

Casualty insurance products include travel, involuntary unemployment and bike insurance products that provide protection for covered trips, unemployment and damage/loss to bicycles respectively. Following the announcement to exit the Affinity, Direct TV and Direct Mail channels, these casualty products will be discontinued after a wind down period.

Mutual funds

Mutual funds are offered for all market conditions, including asset allocation, US equity, global/international equity, alternative investments, hybrid allocation, fixed income and target date funds. Mutual funds are offered through a sub-advised or ‘manager of managers’ mutual fund platform. Sub-advisors can include both those affiliated and not affiliated with Aegon USA. A rigorous on-going process of due diligence, manager selection, and ongoing reviews of manager performance versus objectives and peers enables our sub-advised mutual fund business to provide best-in-class investment options to Aegon USA customers.

Variable annuities

Variable annuities allow the holder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. The standalone variable annuity is often referred to in the market as an investment-only variable annuity (IOVA). Additional guarantees, also referred to as riders, can be added to variable annuities, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection.

Fixed annuities

Fixed annuities allow investors to make a lump-sum payment or a series of payments and receive income in the form of periodic payments that can begin immediately or after a period of time. Aegon USA is not actively marketing new sales of traditional fixed deferred annuities, and current sales primarily represent annuitizations and additional premium on existing contracts. Aegon USA actively offers a fixed-indexed annuity that may credit interest based, in part, on the percentage change in the value of the selected index account option(s) at the start and end of the crediting period. A fixed account option is also available. Aegon USA’s fixed-indexed annuity is distributed through third-party or affiliated broker-dealers and/or insurance agencies.

Retirement plans

Comprehensive and customized retirement plan services are offered to employers across the entire spectrum of defined benefit, defined contribution and non-qualified deferred compensation plans. Services are also offered to individuals rolling over funds from other qualified retirement funds or Individual Retirement Accounts (IRAs).

Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments. Aegon USA also partners with plan advisors and third-party administrators to serve their customers. On December 31, 2015, Aegon USA closed the

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	35

acquisition of Mercer’s US defined contribution administration business. As a result of the acquisition, Transamerica Retirement Solutions is now a top ten defined contribution record-keeper in the United States based on plan participants and assets1.

Plan sponsors have access to a wide array of investment options. Depending on the product chosen by the plan sponsor, unrestricted access to the entire universe of publicly-available investments can be offered. Smaller plans have access to an array of hundreds of investment choices from more than 40 investment management companies.

Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice® is an option that plan sponsors can make available to participants that provides investment and savings advice to participants.

For individual plan participants in transition due to a job loss or change or planned retirement, services are offered through the Transamerica Advice Center, a team of experienced registered representatives and registered investment advisors. Solutions include IRAs, advisory services, annuities and access to other financial products and resources.

Stable Value Solutions

Synthetic Guaranteed Investment Contracts (GICs) are offered primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. A synthetic GIC ‘wrapper’ is offered around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants, and provides book value benefit-responsiveness.

Latin America

Aegon’s businesses in Latin America comprise of a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer; a 50% interest in Akaan-Aegon S.A.P.I. de C.V., a joint venture with Administradora Akaan S.A. de C.V., and a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company. Mongeral Aegon’s insurance activities include pension product distribution, individual and group life insurance products, mutual fund management, and administrative services. Akaan-Aegon is in the start-up process and will initially focus on third-party asset management. Seguros Argos’ primary product is a 20-year term life insurance product.

Run-off businesses

Institutional spread-based business

This business was put into run-off in 2009. The primary products included Guaranteed Investment Contracts (GICs), funding agreements, and medium-term notes (MTNs). GICs were generally issued to tax qualified plans, while funding agreements and MTNs were typically issued to non-tax qualified institutional investors.

GICs and funding agreements are spread-based products issued on a fixed-rate or floating-rate basis. They provide customers with a guarantee of principal and a specified rate of return. Nearly all the liabilities represented by the fixed-rate contracts were effectively converted to a floating-rate via swap agreements when the contracts were issued. Contracts issued in foreign currencies were converted at issuance to US dollars through swap agreements when the contracts were issued to eliminate currency risk.

Before 2009, Aegon USA utilized consolidated special purpose entities to issue MTNs that are backed by funding agreements. The proceeds of each note series were used to purchase a funding agreement from an Aegon USA insurance company, which was used to secure that particular series of notes. The payment terms of any particular series substantially matched the payment terms of the funding agreement that secured that series.

Payout annuities

Payout annuities are a form of immediate annuity purchased as a result of a lawsuit or claim. New sales of payout annuities were discontinued in 2003, although Aegon USA continues to administer the closed block of business.

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

1	PLANSPONSOR, June 2016, http://www.plansponsor.com/2016-Recordkeeping-Survey/?type=top. Webpage visited November 21, 2016.

36	Business overview Results of operations – Americas

On September 2, 2015, Aegon USA sold Clark Consulting, its BOLI distribution and servicing unit. Clark Consulting was a distinct entity within the BOLI/COLI insurance business that continues to be in run-off.

Life reinsurance

In August 2011, Aegon completed the effective divestment of its life reinsurance business with the exception of select blocks of business. The retained businesses comprise primarily variable annuity guarantee business.

Competition

The US marketplace is highly competitive. Aegon USA’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds. Aegon USA leverages long-term relationships with many institutions to offer them product lines such as life insurance, variable annuities, mutual funds, and defined contribution pension plans.

In individual life insurance, leading competitors include Lincoln National, Prudential Financial, MetLife, Pacific Life, and John Hancock. Genworth is a primary competitor for sales of individual long-term care insurance through the brokerage channel. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, Allstate, MetLife, and Unum.

Aegon USA’s primary competitors in the variable annuity market are AIG, Jackson National, Lincoln National, MetLife, Nationwide and Prudential Financial.

Top five competitors in the mutual fund market include American Funds, Fidelity, Vanguard, PIMCO and T. Rowe Price.

In the institutional segment of the defined contribution market, Aegon USA’s main competitors are Fidelity, Empower Retirement, Prudential Financial, MassMutual, Principal Financial, Charles Schwab, and Lincoln. Aegon USA’s main competitors in the defined benefit segment are MassMutual, New York Life, Principal Financial and Prudential Financial. In the emerging market segment and the multiple employer plan segment, Aegon USA’s main competitors are Fidelity, Voya Financial, John Hancock, Principal Financial and MassMutual.

Regulation and supervision

Aegon USA’s insurance companies and the business they conduct in the US are regulated primarily at state level, as carried out by various state insurance regulators. Some activities, products and services are also subject to federal regulation.

State Insurance Regulation

Aegon USA’s largest insurance companies are domiciled in the State of Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over those companies. This regulation includes implementation and enforcement of standards of solvency, adequacy of reserves and capital, and reinsurance.

The Aegon USA insurance companies are licensed as insurers and are regulated in each US state and jurisdiction in which they conduct insurance business. The extent of such regulation varies, but has a shared purpose in terms of the protection of policy and contract holders. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of market conduct and financial solvency regulation.

In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade, advertising and marketing practices, approve policy forms and certain premium rates, review and approve products and rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.

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

Recent regulatory enhancements include increased reporting of holding company activities, increased transparency and uniformity for certain captive reinsurance transactions, and requirements for companies to conduct an Own Risk and Solvency Assessment (ORSA). In 2014, the NAIC adopted a regulatory framework impacting captives used for term and universal life with secondary guarantee products (‘Actuarial Guideline 48’), which became effective on January 1, 2015. In addition, principle-based reserving for life insurance will come into force in 2017. Actuarial Guideline 49 added new rules for illustrations of index universal life insurance, with changes to the maximum illustration rate effective as of September 1, 2015, and other sections effective as of March 1, 2016.

Emerging state issues that may impact Aegon USA include consideration of changes to accounting and actuarial requirements for variable annuities (VA), which may reduce insurers’ needs and abilities to use variable annuity captives. Aegon USA uses captives for certain variable annuity business in order to facilitate effective hedging. Other current initiatives include a project to update capital charges for asset default risk,

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	37

longevity risk and operational risk. A project to develop a group capital calculation is in its early stages. Long-term care is currently regulated by states as health insurance, although both state regulators and federal agencies are examining the current environment for long-term care industry, and this may lead to a more predictable regulatory regime for premium adjustments, and facilitate the development of new and innovative products. Although the proposals related to VA captive reinsurance arrangements are still being formulated, their possible impact of the current proposals on Aegon USA’s operations is not expected to be material.

Federal Regulation of Financial Services and Health Insurance

Although the insurance business is primarily regulated at state level, many federal laws and initiatives impact the insurance sector in such areas as the regulation of financial services, derivatives, retirement plans, securities products, health care, taxes and privacy. Regulation of financial services has increased as result of the Dodd Frank Act, which also created the Federal Insurance Office (FIO) and the Office of Financial Research (OFR). The FIO is authorized to review the insurance market in the US and make recommendations to Congress, and the OFR conducts research in financial services, including insurance, in support of such oversight. In addition, the FIO is authorized to establish US insurance policy in international matters. The Federal Reserve Board also has authority to establish capital standards for systemically significant insurers, and insurers that are also Savings and Loan Holding Companies, and to participate in the establishment of international insurance capital standards for Internationally Active Insurance Groups (IAIGs) and globally systemically significant insurers (G-SIIs). The Federal Reserve Board has issued an Advanced Notice of Proposed Rulemaking, the initial step in establishing capital standards for insurers under its jurisdiction. In the area of privacy, there has been increased scrutiny at a state, federal and international level following a number of high-profile data breaches of financial services and other companies. As a result, Congress and federal regulators are considering options to combat data breaches and cyber-threats, in addition to those already imposed by the Gramm-Leach-Bliley Act and other federal law and regulations.

In addition to financial services products, many supplemental health insurance products offered by Aegon USA, such as Medicare Supplement products, are subject to both federal and state regulation as health insurance. The Patient Protection and Affordable Care Act (PPACA), enacted in 2011, significantly changed the regulation of health insurance and the delivery of health care in the United States, including in certain respects, the regulation and delivery of supplemental health insurance products. Regulations under the PPACA have been proposed, which if promulgated in the form proposed, could impose additional restrictions and requirements on these products. While the US Supreme Court has upheld critical provisions of PPACA, driving an expectation of continued federal regulation of certain health insurance products, it is also expected that sweeping changes will be proposed or, possibly, a partial or full repeal of PPACA based on the stated policy positions of the Trump administration, although at present it is too early to comment as to what, if any, impacts will come to pass.

Solvency II

As of January 1, 2016, under the new Solvency II requirements, the activities of Aegon Americas have been consolidated into the Aegon Group Solvency II results through deduction and aggregation using available and required capital as per the local capital regimes. The US regulatory regimes have been granted provisional equivalence. The US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements. Aegon uses 250% of the local RBC Company Action Level (CAL) as the SCR equivalent. The non-regulated US entities and the US holding companies are included in Aegon’s group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these local balance sheets.

Securities Regulation

A number of Aegon USA subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission (SEC) and aspects of states’ securities and other laws. Variable insurance policies, certain annuity contracts and registered management investment companies (mutual funds) offered by Aegon USA are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities laws. Certain separate accounts of Aegon USA insurers that offer variable life insurance and certain annuities and interests under these annuity and insurance policies are registered and subject to SEC regulation. The distribution and sale of these and other securities by affiliate and non-affiliate broker-dealers is regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). A number of Aegon USA companies are also registered as investment advisors and subject to SEC regulation.

Aegon USA also owns or manages other investment vehicles that are exempt from registration but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

In accordance with Dodd-Frank Act requirements, in January 2011 the SEC studied and recommended a harmonized standard of care for broker-dealers, investment advisors and persons associated with firms that provide personalized investment advice. Broker-dealers are currently subject to requirements to make suitable recommendations, while investment advisors are regulated as fiduciaries, required to put customer interests above their own. The SEC intends to propose regulations imposing a harmonized standard of care, and has announced that the proposed regulations will be published in the spring of 2017. In addition, in accordance with Dodd-Frank Act requirements, the SEC intends to enhance its regulatory and examination oversight of registered

38	Business overview Results of operations – Americas

investment advisors, but has not provided any timeframe for such a proposal. Finally, the SEC has reformed the regulation of money market funds by distinguishing between ‘institutional’ and ‘retail’ funds and by requiring institutional funds to price and transact their shares at a market value floating net asset value per share (NAV) and requiring retail funds to verify the non-institutional, ‘natural person’ status of investors in those funds. The new regulations also allow for funds to operate as ‘government’ money market funds, provided a fund invests at least 99.5% of its assets in US government securities, cash, and/or repurchase agreements that are fully collateralized by US government securities or cash. The SEC has also provided institutional and retail money market fund boards with the discretion to stem heavy redemptions by, among other tools, imposing liquidity fees and gates, if determined to be in the fund’s best interests. Government money market funds may, but are not required to, impose liquidity fees and gates. The compliance date for the majority of the rule’s requirements was October 14, 2016. In response to the rule, Aegon’s money market funds in the United States have all converted to government money market funds, effective as of May 1, 2016. The impact of these requirements and any future regulations regarding investment advisors or other investment products, including proposed liquidity management rules and rules designed to enhance the regulation of the use of derivatives by registered investment companies, is still under review and cannot be predicted at this time.

The financial services industry continues to operate under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to producer and other compensation arrangements, suitability of sales (especially to seniors), misleading sales practices, unclaimed property reporting, revenue sharing, investment management and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds, sales, investments and oversight processes related to retail investors saving for retirement, variable annuity buyout offers, and share classes in mutual funds and variable annuities. Aegon USA, like other businesses in the financial services industry, is routinely examined and receives requests for information from the SEC, FINRA, state regulators and others in connection with examinations and investigations of its own companies and third-party or unaffiliated insurers, broker-dealers, investment advisors, investment companies and service providers relating to certain historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open, or have resulted in fines, corrective actions or restitution. Aegon USA continues to cooperate with these regulatory agencies. In certain instances, Aegon USA modified business practices in response to those inquiries or findings. Certain Aegon USA companies have paid, or have been informed that the regulators may seek, restitution, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on Aegon USA’s financial position, net income or cash flow.

Regulation of Retirement Plans and IRAs

Aegon USA administers and provides recordkeeping, investment and insurance services and products used to fund defined contribution plans, such as 401(k) plans, in addition to defined benefit plans, IRAs, 529 plans and other savings vehicles. Aegon USA also provides plans used to administer benefits distributed on termination of defined benefit plans. These products and services are subject to the Employee Retirement Income Security Act (ERISA) and the federal Internal Revenue Code of 1986, as amended (the ‘Code’) for which the US Department of Labor (DOL) and the U.S. Department of the Treasury (‘Treasury’) have regulatory jurisdiction, respectively.

The DOL recently promulgated a conflicts of interest rule (the ’DOL Rule’) that significantly expands the scope of retirement investment advice and imposes a fiduciary standard on providers in many contexts. The DOL Rule impacts the delivery of products, such as variable annuities, and services to workforce retirement plans and participants in those plans and in IRAs, and is subject to interpretation and guidance from the DOL. Legislation is also being considered that would facilitate the use of multiple employer plans (MEPs), of which Aegon USA is a leading provider. In addition, both the Treasury and the DOL have published, in final and proposed forms respectively, guidance to facilitate the offering of guaranteed lifetime income products. Finally, many states have sought to open their plans to non-government workers who do not have access to an employer retirement savings plan. Any proposals that impact the current business models or fees and services to employer plans or IRAs will impact the Aegon USA companies that provide administration and investment services and products to private workforce plans. The likelihood that these legislative proposals will be passed or the regulatory guidance finalized cannot be predicted at this time.

Tax Treatment of Insurance Companies and their Products and Plans

Although the insurance business is regulated at state level, the US federal tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. Provisions that increase the taxation of life insurers, as well as remove or decrease the value of tax incentives for life insurance, pensions and annuity products – considered alone and relative to other investment vehicles – have been proposed in prior Administrations’ federal budget and by the US Congress. These initiatives also contemplate international tax reform, including proposals that would limit the ability of companies to deduct interest expense on financing provided by a non-US affiliate. Executive Administration budget proposals, legislative proposals and discussion drafts must be enacted by Congress and signed by the President before they become law. The risk of tax law changes is heightened when additional revenue is sought to reduce the federal deficit or to pay for other tax law changes, such as lower tax rates. In addition, tax reform initiatives of the type contemplated by discussion drafts of comprehensive federal tax reform legislation further increase the risk of both increased

Annual Report on Form 20-F 2016

Business overview Results of operations – Americas	39

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

Reinsurance ceded

Reinsurance agreements within Aegon USA are designed to achieve multiple company objectives. Agreements are used to manage or diversify risk, limit volatility, improve the company’s capital position, limit maximum losses and enter into Strategic partnerships. The amount and type of reinsurance depend on the objective and availability of appropriate reinsurance in the market.

In order to minimize its exposure to reinsurer defaults, Aegon USA regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and over collateralization. For certain agreements, funds are withheld for investment by Aegon USA rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by the use of multiple reinsurers within certain reinsurance agreements. Aegon USA has experienced no material reinsurance recoverability problems in recent years.

Managing life insurance exposure requires various types of agreements with third-party reinsurers. Aegon USA relies heavily on quota-share and excess-of-loss reinsurance arrangements. The primary purpose of these agreements is to diversify Aegon USA’s overall risk and limit the maximum loss on risks that exceed policy retention levels. Maximum retention levels vary by product, method of underwriting, and the nature of the risk being reinsured.

40	Business overview Results of operations – Europe

Introduction Europe

The Results 2016 Europe cover the following operating segments: The Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe, Spain & Portugal. As disclosed in note 2.4 Segment reporting to the consolidated financial statements, Aegon changed its segment reporting.

This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire European area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint (introduction of Solvency II per January 1, 2016) and financial markets perspective.

The following tables comprise the reconciliation of the operating segments within Europe for the years 2016, 2015 and 2014:

Income statement - Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2016
Net underlying earnings	414	89	47	(1)	548
Tax on underlying earnings	119	(30)	9	9	107
Underlying earnings before tax by product segment	534	59	55	8	655
Fair value items	(228)	(7)	-	(1)	(236)
Gains / (losses) on investments	189	153	-	(1)	342
Net impairments	(12)	-	1	-	(10)
Other income / (charges)	44	(678)	(23)	-	(658)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	526	(474)	34	6	92

Income tax	(109)	18	(15)	(8)	(114)
Net income / (loss)	418	(456)	19	(2)	(22)

2016
Revenues
Life insurance gross premiums	2,015	9,888	399	191	12,493
Accident and health insurance premiums	210	36	1	73	320
General insurance premiums	266	-	179	92	536
Total gross premiums	2,491	9,924	578	355	13,348
Investment income	2,135	1,661	45	45	3,886
Fees and commission income	350	95	36	14	495
Other revenues	-	-	-	2	2
Total revenues	4,976	11,680	659	416	17,732

Commissions and expenses	975	667	244	172	2,058
of which operating expenses	821	394	143	88	1,445

Annual Report on Form 20-F 2016

Business overview Results of operations – Europe	41

Income statement - Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2015
Net underlying earnings	419	31	26	6	482
Tax on underlying earnings	118	(58)	10	7	77
Underlying earnings before tax by product segment	537	(27)	37	12	559
Fair value items	126	(25)	-	-	101
Gains / (losses) on investments	306	103	2	-	411
Net impairments	(20)	-	(2)	-	(22)
Other income / (charges)	27	(1,247)	(2)	17	(1,205)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	977	(1,196)	35	29	(156)

Income tax	(223)	268	(11)	(7)	27
Net income / (loss)	753	(928)	24	22	(129)

2015
Revenues
Life insurance gross premiums	2,240	8,465	477	174	11,356
Accident and health insurance premiums	234	47	1	64	345
General insurance premiums	473	-	164	80	717
Total gross premiums	2,947	8,512	642	317	12,419
Investment income	2,277	2,331	45	41	4,693
Fees and commission income	351	98	39	13	501
Other revenues	-	-	-	2	2
Total revenues	5,575	10,941	726	373	17,615

Commissions and expenses	1,053	907	264	144	2,368
of which operating expenses	831	398	143	70	1,442

Income statement - Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2014
Net underlying earnings	423	144	48	23	638
Tax on underlying earnings	135	(19)	12	5	133
Underlying earnings before tax by product segment	558	125	60	28	771
Fair value items	(766)	(31)	8	-	(789)
Gains / (losses) on investments	431	164	9	2	606
Net impairments	(12)	-	(42)	-	(54)
Other income / (charges)	(113)	(49)	(26)	(1)	(189)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	99	209	9	28	345

Income tax	(37)	(35)	-	(7)	(79)
Net income / (loss)	62	173	9	22	266

2014
Revenues
Life insurance gross premiums	3,982	5,057	524	196	9,759
Accident and health insurance premiums	233	56	1	60	351
General insurance premiums	501	-	152	72	725
Total gross premiums	4,716	5,113	678	328	10,835
Investment income	2,568	2,077	54	49	4,748
Fees and commission income	324	94	41	8	467
Other revenues	-	-	-	2	2
Total revenues	7,608	7,284	773	387	16,052

Commissions and expenses	977	821	258	120	2,175
of which operating expenses	726	476	138	60	1,401
The results of operations Europe for 2016 and 2015 that are based on the figures of the separate operating segments are further disclosed on the following pages.

42	Business overview Results of operations – Europe

Results 2016 Europe

Amounts in EUR millions	2016	2015	%
Net underlying earnings	548	482	14%

Tax on underlying earnings	107	77	38%

Underlying earnings before tax by business / country

The Netherlands	534	537	(1%)

United Kingdom	59	(27)	-

Central & Eastern Europe	55	37	51%

Spain & Portugal	8	12	(38%)
Underlying earnings before tax	655	559	17%

Fair value items	(236)	101	-

Gains / (losses) on investments	342	411	(17%)

Net impairments	(10)	(22)	53%

Other income / (charges)	(658)	(1,205)	45%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	92	(156)	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	7	6	19%
Income tax	(114)	27	-

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(7)	(6)	(19%)
Net income	(22)	(129)	83%

Life insurance gross premiums	12,493	11,356	10%

Accident and health insurance premiums	320	345	(8%)

General insurance premiums	536	717	(25%)
Total gross premiums	13,348	12,419	7%

Investment income	3,886	4,693	(17%)

Fees and commission income	495	501	(1%)

Other revenues	2	2	47%
Total revenues	17,732	17,615	1%

Commissions and expenses	2,058	2,368	(13%)

of which operating expenses	1,445	1,442	-

Annual Report on Form 20-F 2016

Business overview Results of operations – Europe	43

New life sales
Amounts in EUR millions	2016	2015	%

The Netherlands	111	130	(15%)

United Kingdom	66	72	(8%)

Central & Eastern Europe	83	91	(9%)

Spain & Portugal	39	39	1%
Total recurring plus 1/10 single	299	332	(10%)

Amounts in EUR million	2016	2015	%

New premium production accident and health insurance	34	28	22%

New premium production general insurance	94	84	12%

Gross deposits (on and off balance)	2016	2015	%
The Netherlands	6,686	5,137	30%

United Kingdom	5,791	6,096	(5%)

Central & Eastern Europe	265	227	17%

Spain & Portugal	31	29	8%
Total gross deposits	12,773	11,489	11%

	Weighted average rate

Exchange rates Per 1 EUR	2016	2015

Pound sterling	0.8187	0.7256

Czech koruna	27.0184	27.2662

Hungarian forint	310.9128	309.3147

Polish zloty	4.3616	4.1819

Romanian leu	4.4889	4.4428

Turkish Lira	3.3426	3.0206

Ukrainian Hryvnia	28.3029	24.1414

44	Business overview Results of operations – Europe

Results 2016 Europe

The net result improved compared with 2015 to a loss of EUR 22 million in 2016 driven by higher underlying earnings before tax and lower losses from other charges, which more than offset a lower result from fair value items. The sale of the annuity portfolio of Aegon UK was the main driver behind Other charges of EUR 658 million in 2016. Underlying earnings before tax increased compared with 2015 to EUR 655 million in 2016. This was mainly the result of lower amortization of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the new retirement platform.

Net income

The net loss amounted to EUR 22 million in 2016 compared with a loss of EUR 129 million in 2015. Drivers of the improvement were higher underlying earnings before tax and lower losses from other charges, which more than offset a lower result from fair value items. Other charges in 2015 included a write down of deferred policy acquisition costs in the United Kingdom. The sale of the UK annuity portfolio was the main driver behind Other charges of EUR 658 million in 2016.

Net income for the Netherlands

Net income from Aegon’s businesses in the Netherlands amounted to EUR 418 million in 2016, largely driven by underlying earnings before tax of EUR 534 million. Results on fair value items worsened compared with 2015 to a loss of EUR 228 million in 2016 as the impact of credit spreads movements, declining interest rates as a result of a mismatch on an IFRS basis between the valuation of interest rate hedges and liabilities, and declining interest rates as a result of the mismatch on an IFRS basis between certain interest rate hedges on the mortgage portfolio and the underlying mortgages more than offset positive real estate revaluations. Realized gains of EUR 189 million in 2016 were the result of asset-liability management adjustments and normal trading activity in the investment portfolio. Impairments amounted to EUR 12 million in 2016 and were mostly driven by the consumer loan portfolio. Other income amounted to EUR 44 million in 2016 and was driven by model updates.

Net income for the United Kingdom

Net income from Aegon’s businesses in the United Kingdom amounted to a loss of EUR 456 million in 2016. The sale of the annuity portfolio which resulted in a loss of EUR 678 million recorded in other charges, was the main driver behind this loss. Losses from fair value items of EUR 7 million were driven by losses on equity hedging programs which were only partly offset by fair value gains related to Aegon’s European variable annuities business. Positive components were realized gains which amounted to EUR 153 million in 2016 and were driven by rebalancing of the investment portfolio following the sale of the annuity portfolio, and underlying earnings before tax which amounted to EUR 59 million.

Net income for Central & Eastern Europe

Net income from Aegon’s businesses in Central & Eastern Europe (CEE) amounted to EUR 19 million in 2016. Underlying earnings before tax of EUR 55 million were partly offset by other charges which amounted to EUR 23 million in 2016 as a result of additions to a legal claims provision. Impairment reversals amounted to EUR 1 million in 2016.

Net income for Spain & Portugal

Net income from Aegon’s businesses in Spain & Portugal amounted to a loss of EUR 2 million in 2016 as underlying earnings before tax of EUR 8 million were more than offset by income tax of EUR 8 million, losses on fair value items of EUR 1 million and losses on investments of EUR 1 million.

Underlying earnings before tax

Underlying earnings before tax in 2016 increased 17% compared with 2015 to EUR 655 million. This was mainly driven by lower amortization of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform compared to 2015.

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2016 decreased by 1% compared with 2015 to EUR 534 million.

◆	Underlying earnings before tax from Life & Savings declined by 5% compared with 2015 to EUR 309 million in 2016 as lower funding costs for the mortgage portfolio were offset by lower investment income and increased expenses, which were partly the result of new business initiatives.
◆	Underlying earnings before tax from Pensions decreased by 7% compared with 2015 to EUR 197 million in 2016, mainly due to lower investment income.
◆	The results from the Non-life business increased compared with 2015 to EUR 1 million in 2016. Lower investment income and weather related losses were more than offset by favorable claims experience driven by management actions implemented in 2015 and 2016 as well as the benefit from the divestment of the loss-making commercial line non-life business.
◆	Underlying earnings before tax from the Distribution business increased compared with 2015 to EUR 27 million in 2016. The increase was mainly driven by expense reductions.

Annual Report on Form 20-F 2016

Business overview Results of operations – Europe	45

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom amounted to EUR 59 million in 2016.

◆	Underlying earnings before tax from Life decreased compared with 2015 to EUR 50 million. This was mostly due to the impact of the sale of the annuity business partly offset by expense savings, favorable claims experience and reserve releases.
◆	Underlying earnings before tax from Pensions improved compared with 2015 to EUR 9 million in 2016. This was mainly driven by lower amortization of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform compared to 2015.

Underlying earnings before tax for Central & Eastern Europe

Underlying earnings before tax from Central & Eastern Europe increased to EUR 55 million in 2016, up from EUR 37 million in 2015. This increase was primarily driven by a normalization of surrender levels in Poland which led to a negative impact following product changes in 2015.

Underlying earnings before tax for Spain & Portugal

Underlying earnings before tax from Spain & Portugal decreased compared with 2015 to EUR 8 million in 2016. Higher results from the joint ventures with Banco Santander were offset by adverse claims experience and increased investments in the direct channel and new business initiatives.

Commissions and expenses

Commissions and expenses decreased by 13% compared with 2015 to EUR 2.1 billion in 2016. Operating expenses were stable compared with 2015 and amounted to EUR 1,445 million in 2016.

Commissions and expenses for the Netherlands

Commissions and expenses decreased compared with 2015 to EUR 975 million in 2016. Operating expenses were down compared with 2015 to EUR 821 million in 2016 as the non-recurrence of one-time charges in 2015 and expense savings were partly offset by investments in new business initiatives, Solvency II related expenses, and the cost of an IT project that will result in annual expense savings going forward.

Commissions and expenses for the United Kingdom

Commissions and expenses decreased by 27% in 2016 to EUR 667 million compared with 2015. Operating expenses decreased by 1% in 2016 to EUR 394 million compared with 2015, mainly due to favorable currency movements, partly offset by expenses related to the acquisitions of Cofunds and BlackRock’s defined contribution business.

Commissions and expenses for Central & Eastern Europe

Commissions and expenses decreased compared with 2015 to EUR 244 million in 2016. Operating expenses remained stable compared with 2015 at EUR 143 million in 2016.

Commissions and expenses for Spain & Portugal

Commissions and expenses increased compared with 2015 to EUR 172 million in 2016. Operating expenses increased compared with 2015 to EUR 88 million in 2016, mainly resulting from growth of Aegon’s joint ventures with Santander in Spain & Portugal and project-related expenses.

Production

Gross deposits increased by 11% compared with 2015 to EUR 12.8 billion in 2016. The increase compared with 2015 was primarily driven by the growth of Knab, Aegon’s online bank in the Netherlands.

New life sales declined by 10% compared with 2015 to EUR 299 million in 2016. The decline compared with 2015 was mainly the result of the absence of large pension buyouts in the Netherlands. New premium production for general and accident & health insurance increased compared with 2015 to EUR 129 million in 2016.

Production for the Netherlands

Gross deposits increased by 30% compared with 2015 to EUR 6.7 billion in 2016, mainly driven by the growth of Knab, Aegon’s online bank. New life sales declined compared with 2015 to EUR 111 million in 2016, which was a result of the absence of large pension buyouts. Premium production for accident & health increased compared with 2015 to EUR 14 million in 2016, while general insurance production decreased compared with 2015 to EUR 21 million in 2016.

Production for the United Kingdom

Gross deposits of EUR 5.8 billion in 2016 were mainly driven by the addition of new customers as the platform continues to grow. New life sales decreased compared with 2015 to EUR 66 million in 2016.

Production for Central & Eastern Europe

In Central & Eastern Europe, new life sales in 2016 declined compared with 2015 to EUR 83 million. Sales growth in Turkey was more than offset by lower sales in Poland resulting from changes in the product offering. For general insurance business there were higher sales compared with 2015 amounting to EUR 43 million in 2016.

Production for Spain & Portugal

New life sales in Spain & Portugal in 2016 remained stable compared with 2015 and amounted to EUR 39 million as increasing sales through the joint venture with Banco Santander were offset by declines in other channels. General insurance and accident & health insurance sales increased compared with 2015 to EUR 50 million in 2016, also as a result of higher sales from the joint ventures with Santander.

46	Business overview Results of operations – Europe

Results 2015 Europe

Amounts in EUR millions	2015	2014	%
Net underlying earnings	482	638	(25%)

Tax on underlying earnings	77	133	(42%)

Underlying earnings before tax by business / country

Netherlands	537	558	(4%)

United Kingdom	(27)	125	-

Central & Eastern Europe	37	60	(39%)

Spain & Portugal1)	12	28	(56%)
Underlying earnings before tax	559	771	(27%)

Fair value items	101	(789)	-

Gains / (losses) on investments	411	606	(32%)

Net impairments	(22)	(54)	58%

Other income / (charges)	(1,205)	(189)	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(156)	345	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	6	2	-

Income tax	27	(79)	-

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(6)	(2)	-
Net income	(129)	266	-

Life insurance gross premiums	11,356	9,759	16%

Accident and health insurance premiums	345	351	(2%)

General insurance premiums	717	725	(1%)
Total gross premiums	12,419	10,835	15%

Investment income	4,693	4,748	(1%)

Fees and commission income	501	467	7%

Other revenues	2	2	(20%)
Total revenues	17,615	16,052	10%

Commissions and expenses	2,368	2,175	9%

of which operating expenses	1,442	1,401	3%
[1]	Underlying Earnings before tax in 2014 include EUR 19 million of Aegon’s stake in La Mondiale Participations (France).

Annual Report on Form 20-F 2016

Business overview Results of operations – Europe	47

New life sales
Amounts in EUR millions	2015	2014	%

The Netherlands	130	251	(48%)

United Kingdom	72	65	10%

Central & Eastern Europe	91	107	(15%)

Spain & Portugal	39	49	(20%)
Total recurring plus 1/10 single	332	472	(30%)

Amounts in EUR million	2015	2014	%

New premium production accident and health insurance	28	21	31%

New premium production general insurance	84	72	17%

Gross deposits (on and off balance)	2015	2014	%
The Netherlands	5,137	2,781	85%

United Kingdom	6,096	5,238	16%

Central & Eastern Europe	227	215	5%

Spain & Portugal	29	55	(47%)
Total gross deposits	11,489	8,289	39%

	Weighted average rate

Exchange rates Per 1 EUR	2015	2014

Pound sterling	0.7256	0.8061

Czech koruna	27.2662	27.5153

Hungarian forint	309.3147	308.3758

Polish zloty	4.1819	4.1839

Romanian leu	4.4428	4.4429

Turkish Lira	3.0206	2.9060

Ukrainian Hryvnia	24.1414	15.8120

48	Business overview Results of operations – Europe

Results 2015 Europe

The net loss in 2015 was EUR 129 million, primarily due to a charge of EUR 1,274 million related to the write down of deferred policy acquisition costs in the United Kingdom related to the restructuring of the organization. Underlying earnings before tax decreased to EUR 559 million in 2015, mainly driven by the United Kingdom, compared with a profit of EUR 771 million in 2014. Gross deposits increased compared with 2014 to EUR 11.5 billion in 2015 primarily as a result of higher bank deposits in the Netherlands. New life sales declined compared with 2014 to EUR 332 million in 2015 mainly due to the absence of large pension buyouts in the Netherlands. New premium production for general and accident & health insurance increased compared with 2014 to EUR 112 million in 2015.

Net income

The net loss in 2015 was EUR 129 million, primarily due to other charges of EUR 1,205 million mainly related to the write down of deferred policy acquisition costs in the United Kingdom related to the restructuring of the organization. Underlying earnings before tax decreased to EUR 559 million in 2015, mainly driven by the United Kingdom, compared with a profit of EUR 771 million in 2014. Results on fair value items improved compared with 2014 to a gain of EUR 101 million in 2015 driven mainly by positive revaluations on real estate and results of interest rate hedging in the Netherlands. Realized gains on investments amounted to EUR 411 million in 2015, and were mainly related to normal trading in the investment portfolio in the Netherlands. Net impairments improved compared with 2014 to a loss of EUR 22 million in 2015.

Net income for the Netherlands

Net income from Aegon’s businesses in the Netherlands amounted to EUR 753 million in 2015, largely driven by underlying earnings before tax of EUR 537 million. Realized gains on investments totaled EUR 306 million in 2015, and were mainly the result of portfolio rebalancing in the low rate environment. Results on fair value items amounted to a gain of EUR 126 million in 2015, as positive revaluations on real estate and fair value gains on interest rate hedges more than offset fair value losses on the guarantee portfolio. Impairment charges amounted to EUR 20 million in 2015 and were primarily related to the consumer loan portfolio. Other income of EUR 27 million in 2015 mainly related to assumption changes and model updates.

Net income for the United Kingdom

Net income in 2015 from Aegon’s business in the United Kingdom amounted to a loss of GBP 674 million in 2015. This loss was primarily driven by a charge of GBP 924 million related to the write down of deferred policy acquisition costs related to the restructuring of the organization. Underlying earnings before tax amounted to a loss of GBP 20 million in 2015. Realized gains on investments totaled GBP 75 million in 2015, and were mainly the result of selective de-risking of the asset portfolio to improve Aegon’s capital position in preparation for Solvency II. Results on fair value items amounted to a loss of GBP 18 million in 2015 as a result of unrealized losses on equity hedges to protect the capital position. Other charges of GBP 905 million in 2015 were mainly due to the write down of deferred policy acquisition costs related to the restructuring of the organization.

Net income for Central & Eastern Europe

Net income from Aegon’s businesses in Central & Eastern Europe improved compared with 2014 by EUR 15 million in 2015 mainly as a result of lower impairments recorded in Hungary.

Net income for Spain & Portugal

Net income in Spain & Portugal remained level compared with 2014 at EUR 22 million in 2015.

Underlying earnings before tax

Underlying earnings before tax in 2015 decreased 27% compared with 2014 to EUR 559 million. This was mainly driven by an acceleration in the amortization of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the new retirement platform.

Annual Report on Form 20-F 2016

Business overview Results of operations – Europe	49

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2015 decreased by 4% compared with 2014 to EUR 537 million, as 2014 included an employee pension-related reserve release of EUR 45 million. On a comparable basis, underlying earnings before tax in 2015 increased by 5% compared with 2014, as lower funding costs, higher underlying earnings before tax from mortgages and a mortality provision release more than offset lower non-life results.

◆	Underlying earnings before tax from Life & Savings amounted to EUR 325 million in 2015. Higher investment income compared with 2014, primarily generated by profitable mortgage production, and lower funding costs compared with 2014 were more than offset by the non-recurrence of an employee benefit reserve release and the transfer of part of the mortgage portfolio to the Pension business.
◆	Underlying earnings before tax from Pensions increased by 9% compared with 2014 to EUR 212 million in 2015. Higher underlying earnings before tax from mortgages and favorable mortality more than offset the non-recurrence of an employee benefit reserve release and lower investment income resulting from rebalancing the fixed income portfolio.
◆	The loss from the Non-life business amounted to EUR 21 million in 2015. This was driven by a continuation of the high level of claims in the proxy channel and commercial lines, which Aegon agreed in January 2016 to sell to Allianz.
◆	Underlying earnings before tax from the Distribution business increased to EUR 22 million in 2015, compared with EUR 15 million in 2014. The increase was mainly driven by cost savings.

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom amounted to a loss of GBP 20 million in 2015. This was mainly driven by the write down of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform.

◆	Underlying earnings before tax from Life decreased by 26% compared with 2014 to GBP 59 million in 2015. This was mostly due to lower investment income as a result of selective de-risking of the asset portfolio to improve Aegon’s capital position in preparation of Solvency II.
◆	Underlying earnings before tax from Pensions amounted to a loss of GBP 78 million in 2015. This was mainly driven by the write down of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform.

Underlying earnings before tax for Central & Eastern Europe

Underlying earnings before tax from Central & Eastern Europe decreased to EUR 37 million in 2015 compared with EUR 60 million in 2014. This decrease was primarily driven by the negative impact of higher surrenders in Poland following product changes and adverse claim experience due to storms in Hungary.

Underlying earnings before tax for Spain & Portugal

Underlying earnings before tax from Spain & Portugal decreased from EUR 28 million in 2014 to EUR 12 million in 2015. Underlying earnings before tax in 2014 include EUR 19 million of Aegon’s stake in La Mondiale Participations (France) which was divested by Aegon in 2015. Excluding this divestment, underlying earnings before tax increased in 2015 compared with 2014 driven by growth of Aegon’s joint ventures with Santander in Spain.

Commissions and expenses

Commissions and expenses increased by 9% compared with 2014 to EUR 2.4 billion in 2015. Operating expenses increased by 3% compared with 2014 to EUR 1,442 million in 2015, mainly the result of currency movements.

Commissions and expenses for the Netherlands

Commissions and expenses increased compared with 2014 to EUR 1,053 million in 2015. Operating expenses were up to EUR 831 million in 2015 compared with 2014 due to a charge related to the non-life business, the release of the employee benefit reserve booked in 2014, and higher employee benefit expenses.

Commissions and expenses for the United Kingdom

Commissions and expenses decreased by 1% in 2015 to GBP 658 million compared with 2014. Operating expenses decreased by 25% in 2015 to GBP 289 million compared with 2014, mainly due to lower business transformation costs and the non-recurrence of a provision for the implementation of the pension fee cap.

Commissions and expenses for Central & Eastern Europe

Commissions and expenses increased by 2% in 2015 to EUR 264 million compared with 2014. Operating expenses were up 4% to EUR 143 million in 2015, compared with 2014, mainly due to higher marketing expenses to support growth.

Commissions and expenses for Spain & Portugal

Commissions and expenses increased by 20% in 2015 to EUR 144 million compared with 2014. Operating expenses increased by 17% in 2015 to EUR 70 million compared with 2014, mainly to support growth of Aegon’s joint ventures with Santander in Spain & Portugal.

50	Business overview Results of operations – Europe

Production

Gross deposits increased by 39% in 2015 to EUR 11.5 billion. The increase compared with 2014 was primarily driven by the growth of Knab, Aegon’s online bank and by the defined contribution pension business (PPI) in the Netherlands.

New life sales declined by 30% in 2015 to EUR 332 million. The decline compared with 2014 was mainly the result of the absence of large pension buyouts in the Netherlands. New premium production for general and accident & health insurance increased to EUR 112 million in 2015 compared with 2014.

Production for the Netherlands

Gross deposits almost doubled in 2015 to EUR 5.1 billion compared with 2014, mainly driven by the growth of Knab, Aegon’s online bank in the Netherlands, and by the PPI business. New life sales amounted to EUR 130 million in 2015, which was a result of the absence of large pension buyouts. Individual life sales remained stable compared with 2014 at EUR 32 million in 2015, while pension sales decreased compared with 2014 to EUR 98 million in 2015. Premium production for accident & health was stable in 2015 compared with 2014 at EUR 9 million. General insurance production increased to EUR 29 million in 2015 compared with 2014.

Production for the United Kingdom

New life sales decreased by 1% in 2015 to GBP 52 million compared with 2014. This was mostly the result of lower annuity levels largely offset by higher protection sales. Gross deposits increased compared with 2014 to GBP 4,423 million in 2015. This increase was mainly driven by the addition of new customers as the platform gained additional traction in the market.

Production for Central & Eastern Europe

In Central & Eastern Europe, new life sales in 2015 declined by 15% compared with 2014 to EUR 91 million in 2015. Sales growth in Turkey was more than offset by lower sales in Poland resulting from changes in the product offering. For general insurance business there were higher sales compared with 2014 amounting to EUR 36 million in 2015 in Central & Eastern Europe.

Production for Spain & Portugal

New life sales in Spain & Portugal declined by 20% in 2015 compared with 2014 to EUR 39 million due to a lower sales contribution from bancassurance joint ventures in Spain. For accident & health and general insurance business there were higher sales in Spain & Portugal in 2015 compared with 2014 totaling EUR 19 million for general insurance and EUR 19 million for accident & health.

Annual Report on Form 20-F 2016

Business overview Results of operations – the Netherlands	51

Overview of the Netherlands

Aegon has operated in the Netherlands for more than 170 years, and is a leading provider of life insurance and pensions1, with approximately 4,500 employees. Aegon the Netherlands is headquartered in The Hague, and its other main offices are in Hoofddorp, Leeuwarden and Groningen. Aegon the Netherlands owns the Unirobe Meeùs Group, one of the largest intermediaries in the Netherlands2.

Organizational structure

Aegon the Netherlands operates through a number of brands, including KNAB, TKP Pensioen, Optas and Unirobe Meeùs. Aegon is itself one of the most widely recognized brands in the Dutch financial services sector3.

Aegon the Netherlands’ primary subsidiaries are:

◆	Aegon Bank N.V.;

◆	Aegon Levensverzekering N.V.;

◆	Aegon Schadeverzekering N.V.;

◆	Aegon Spaarkas N.V.;

◆	Optas Pensioenen N.V.;

◆	Aegon Hypotheken B.V.;

◆	TKP Pensioen B.V.;

◆	Unirobe Meeùs Groep B.V.;

◆	Aegon PPI B.V.; and

◆	CAPPITAL Premiepensioeninstelling B.V.

Aegon the Netherlands has four lines of business:

◆	Life & Savings;

◆	Pensions;

◆	Non-life; and

◆	Distribution.

Overview of sales and distribution channels

Like other Aegon companies, Aegon the Netherlands uses a variety of distribution channels to help customers access its products and services as suits their needs. In general, all business lines use the intermediary channel, which focuses on independent agents, brokers and retail sales organizations in the Netherlands. Aegon the Netherlands is making significant investments in its direct online channel, including the proprietary brands Knab, Kroodle and onna-onna. Aegon will nonetheless continue to distribute the largest part of its portfolio through intermediaries. In 2015, Aegon launched its own advice channel Aegon Advies, and the number of times advice was given to customers is growing rapidly ever since. Distribution channels such as online and the contact centers generated leads for Aegon Advies.

1	Verbond van Verzekeraars, Verzekerd van cijfers, The Hague, 2016.
2	Assurantie Magazine, AM Jaarcijfers. Deventer, 2016.
3	Metrixlab brandtrackers.

Aegon the Netherlands also uses specific distribution channels to help customers access its products and services. The Pensions business line includes sales and account management, which serves large corporations and financial institutions, such as company and industry pension funds. In 2016, Aegon TKP launched Stap general pension fund (Stap Algemeen Pensioenfonds), a solution for pension funds that no longer wish to continue on an individual basis due to the current high legal requirements and costs. Aegon Bank uses the direct channel, primarily for savings, whereas Aegon Schadeverzekering has Strategic partnerships for the sale of its products, and uses an online channel.

Knab, Aegon’s online bank, enables customers to make their own choices regarding their personal financial situation, thereby helping them to achieve their financial goals. The online bank reflects Aegon’s purpose by offering customers an insight and overview of their finances through its unique financial planning tools. It alerts them to opportunities relevant to their personal situation and offers a wide range of banking products, with a focus on wealth accumulation and payment services.

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

52	Business overview Results of operations – the Netherlands

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life products, for which premiums are invested solely in equity funds. Older generation products contained a 4% guarantee when sold. In 1999, the guarantee for new products decreased to 3%; and in 2013, the guarantee on new products was reduced to 0%.

Various profit-sharing mechanisms exist. Bonuses are either paid in cash (usually for a pension, as described below) or used to increase the sum insured. A common form of profit sharing is to set bonus levels by reference to external indexes based on pre-defined portfolios of Dutch government bonds. The bonds included in the portfolios have different remaining maturities and interest rates. Together they are considered an approximation of the long-term rate of return on high-quality Dutch financial investments.

Term and whole life insurance

Term life insurance pays out death benefits should the insured die during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of when this occurs. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted at the request of the policyholder. Term life insurance policies do not include profit-sharing mechanisms. Part of the whole life insurance portfolio has profit-sharing features, which are based on external indexes or the return of related assets.

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

Variable unit-linked products

These products have a minimum benefit guarantee, except for those premiums invested in equity funds, and the initial guarantee period is ten years. A certain type of unit-linked products called ‘tontine plans’ have a specific bonus structure. At the end of the year in which the insured dies, the policy balance is distributed to surviving policyholders that belong to the same tontine series, rather than to the policyholder’s estate. A death benefit is paid to the dependents in the event that the policyholder dies before the policy matures. Aegon the Netherlands manages tontine plans, but no longer sells them.

Mortgage loans

At present, Aegon the Netherlands mostly offers ‘annuity mortgages’. Before 2013, Aegon the Netherlands also offered interest-only, unit-linked and savings mortgage loans, and is continuing to do so for existing mortgage loans that are being renegotiated. Mortgage loans are partly funded externally. Besides residential mortgage-backed securities in Saecure – Aegon’s Dutch residential mortgage-backed securities program and private placements, the Aegon Mortgage fund is the main source of external funding. For this business, Aegon originates the mortgage loans fully for account of third parties and remains the service provider for these mortgage loans.

Savings and Banking products

Aegon Bank N.V. aims to achieve its vision and ambition through two business units: Aegon Bank and Knab.

Aegon Bank focuses on the ‘income’ and ‘housing’ market, together with seeking to reinforce the Aegon Netherlands-wide pensions offering. Customers are increasingly having to make provision for their current and future income and wealth since the government changed the rules for pension provisions.

The bank offers simple and high quality products. These include both savings products focused on security, and investment products focused on a suitable risk/return profile that fits the customer’s need and risk appetite. Processes are designed in such a way as to provide the maximum benefit to customers, and customer service is based on the principles of easy access, speed, first time right, convenience, insight and understanding.

Aegon Bank’s focus is on customers whose income and wealth is in the middle-market, in line with Aegon the Netherlands’s target group. Products are distributed directly to our customers. For more complex ‘advice’ products, independent financial advisers continue to be a very important distribution channel for Aegon Bank. Aegon Bank’s activities mainly focus on ‘Banksparen’ products’. ‘Banksparen’ is a tax-deferred savings product in which amounts are deposited in a ‘locked’ bank account. The amount saved is available after a certain period of time for specific purposes such as for a supplementary pension or paying off a mortgage.

Knab aims to be the most customer-oriented bank in the Netherlands, by informing customers about their personal financial situation and enabling them to achieve their financial goals. It reflects the core of Aegon’s purpose, offering customers both insight and an overview of their finances through its financial planning tools and alerts. Furthermore, Knab offers a wide range of banking and investment products with a focus on wealth accumulation and payment services.

Investment contracts

Investment contracts are investment products that offer returns and generate fee income from the performance of the investments.

Annual Report on Form 20-F 2016

Business overview Results of operations – the Netherlands	53

Sales and distribution

Aegon the Netherland’s Life & Savings products are sold through Aegon’s intermediary and direct channels.

Pensions

The Pensions business provides a variety of pension products to pension funds and companies both full service contracts and low cost subscriptions.

Products

Aegon the Netherlands provides full-service pension solutions, administration-only services and life or disability insurances to company and industry pension funds, large companies and owners of small and medium-sized companies.

Separate account group contracts are large group contracts that have an individually-determined asset investment underlying the pension contract. For older generation products, a guarantee consists of profit sharing with a contractual interest rate of 3% or 4%. At present, the contracts offered to clients hold a guarantee of 3% or market interest rate, and Aegon always relates guarantee cost to the current market interest rate. If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against future surpluses. In general, the guarantee is dependent on the life of the insured in order that their pension benefit is guaranteed. Some large group contracts also receive part of the technical results for mortality risk and disability risk. The contract period for these types of contracts is typically five years and the tariffs, cost loadings and risk premiums are generally fixed over this period.

Aegon the Netherlands also offers products for small and medium-sized companies, both defined benefit and defined contribution products on a subscription basis. These products reduce complexity and enable Aegon to adapt the tariffs, cost loadings and risk premiums annually. Customers also have the opportunity on an annual basis to decide as to whether they wish to continue with their subscription. Larger group of customers are currently becoming more interested in these low cost and flexible solutions which results in a significant flow from separate account and other 5-year contracts to subscription products.

These subscription products include an all-in defined benefit product with guaranteed benefits. The expected profit for the customer and anticipated investment returns are taken into account in the pricing of the product. Customers may contribute funds for future pension increases to a separate account. Next to defined benefit subscriptions Aegon the Netherlands also offers defined contribution products on a subscription basis. Profit sharing is based on investment returns on specified funds. All positive and negative risks, such as investment risk and longevity risk, are attributed to the employees.

1	Verbond van Verzekeraars, Verzekerd van cijfers, The Hague, 2016.

Defined benefit group contracts or defined benefit subscriptions both provide a guarantee on the benefits paid. The longevity risk therefore lies with Aegon the Netherlands.

A decrease in the number of company and industry pension funds in the Netherlands is continuing. By law, the assets and liabilities of a terminated pension fund must be transferred to another pension provider. Aegon the Netherlands offers a pension fund buy-out product for its terminating pension funds. It takes on the guaranteed or non-guaranteed liabilities, with or without annual pension increases, and receives a lump-sum premium upfront. All risks related to the transferred benefits are carried by Aegon the Netherlands. Current market conditions lead to significantly fewer buy-outs in de Dutch market than in recent years.

On December 22, 2015, legislation was passed that enables companies to set up an ‘Algemeen Pensioen Fonds’ (General Pension Fund). In 2016, Stap (a separate legal entity) introduced this new proposition to clients. This offers pension solutions to clients in which STAP provides no guarantees and the investment benefits lie with the participants. Aegon the Netherlands provides fee-based services to this General Pension Fund as administration and investment solutions.

Sales and distribution

Most of Aegon the Netherlands’ pensions are sold through sales and account management and Aegon’s intermediary channel. Customers include individuals, company and industry pension funds, and small, medium and large corporations. Aegon the Netherlands is one of the country’s leading pension providers1.

For the majority of company and industry customers, Aegon the Netherlands provides a full range of pension products and services. In addition, TKP Pensioen specializes in pension administration for company and industry pension funds, and also provides defined contribution plans to corporate and institutional clients. Aegon offers defined contribution plans for small and medium-sized companies, and CAPPITAL offers the same plans for large companies. On June 20, 2016, Aegon the Netherlands was the first company to receive approval from the Dutch Central Bank to launch a general pension fund ‘Stap’, together with TKP. Stap is a pension pooling vehicle that enables separate financial administration for multiple pension plans from multiple employers. This vehicle enables smaller pension schemes to benefit from economies of scale and to comply with complex pension regulations, meaning that a greater percentage of the employees’ pension premium is invested, and that employers and participants receive the same high quality of service as a traditional pension plan. The fiduciary investments for Stap are carried out by TKP Investments, a subsidiary of Aegon Asset Management.

54	Business overview Results of operations – the Netherlands

Non-life

The Non-life business consists of general insurance and accident and health insurance.

Products

General insurance

During 2015, Aegon revised its general insurance strategy and consequently concluded that its commercial portfolio (including authorized agent and co-insurance distribution channels) was non-core. The commercial portfolio was sold to Allianz Benelux NV on January 18, 2016, and was subsequently transferred on July 1, 2016. Following this divestment, Aegon the Netherlands has focused exclusively on private lines in general insurance, with products offered providing cover for property, motor, travel, legal aid and casualty.

Accident and income protection insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover sick leave payments to employees not covered by social security, and for which the employer bears the risk.

Sales and distribution

Aegon the Netherlands offers its non-life insurance products primarily through direct and intermediary channels. In addition, sales and account management provides products for larger corporations in the Netherlands.

Distribution

The main distribution channel owned by Aegon the Netherlands is Unirobe Meeùs Group, through which it offers financial advice to customers, including the sale of insurance, pensions, mortgage loans, financing, and savings and investment products.

Competition1

Aegon the Netherlands faces strong competition in all of its markets from insurers, banks, investment management companies and pension funds. Its main competitors are Achmea, NN Group, ASR, Delta Lloyd and Vivat. In addition, these markets are subject to fast-changing dynamics, including the growing use of online distribution channels and a changing pensions landscape (such as the introduction of Premie Pensioen Instellingen and the Algemeen Pensioen Fonds).

Aegon the Netherlands has been a key company in the total life market for many years, and was ranked number two in 2015 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top six companies in the Netherlands by gross premium income

1	Verbond van Verzekeraars, Verzekerd van cijfers, The Hague, 2016.

accounted for almost 90% of total premium income in 2015 in the insurance market. Aegon the Netherlands is one of the main companies in the overall pension market, and has been the market leader in the pension market for insurance companies for several years. Aegon the Netherlands is ranked sixth in the individual life insurance market. It is one of many insurers in the non-life market, where in 2015, sixteen companies accounted for 90% of the total premium income. In terms of premium income, Aegon the Netherlands’ non-life market share is around 4%.

In the mortgage loans market, Aegon the Netherlands held a market share of approximately 9% based on new sales in 2015, making it the fourth largest mortgage loan provider in the market. Rabobank, ING and ABN AMRO are the largest mortgage loan providers in the market, and competition is increasing from foreign competitors and capital from pension funds.

Aegon the Netherlands’ share is growing in the market for Dutch household savings. In 2015, its market share was approximately 2.1%, which is relatively small in comparison to banks such as Rabobank, ING and ABN AMRO.

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

In the pensions market, pension funds face pressure on their coverage ratios, in addition to increased regulatory and governance requirements. In response, these funds are seeking to reduce risk exposure by insuring all or part of their business. This is an opportunity for pension insurers, and Aegon is one of the leading providers of these solutions.

The premium pension institution (PPI) market is set to grow significantly due to the shift from defined benefit plans to defined contribution plans, and demand for more transparent and cost-efficient pension products. As a result, significant economies of scale will be required to service this market effectively, and the number of providers is expected to shrink within a few years. Aegon the Netherlands has identified this market as an opportunity for growth, and plans to invest in maintaining its leadership position.

Annual Report on Form 20-F 2016

Business overview Results of operations – the Netherlands	55

Regulation and supervision

General

Regulation of the financial sector in the Netherlands is included in the Financial Supervision Act (Wet op het financieel toezicht or Wft). The aim of the Wft is to embed the cross-sectorial functional approach within the Dutch supervisory system. This approach replaced the prior sectorial approach to financial supervision, which was embedded in the previous legislation. The supervision of financial institutions pursuant to the Wft rests with the Dutch Central Bank (DNB) and the Dutch Authority for the Financial Markets (AFM).

DNB is responsible for prudential supervision, while the AFM supervises the conduct of business of financial institutions, and the conduct of business on financial markets. The aim of DNB’s prudential supervision is to ensure the solidity of financial institutions and contribute to the stability of the financial sector. With regard to banks, DNB undertakes its supervisory role, in particular with respect to prudential supervision, together with the European Central Bank (ECB).

The AFM’s conduct of business supervision focuses on ensuring orderly and transparent financial market processes, integrity in relations between market parties and due care in the provision of services to customers.

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

Financial supervision of insurance companies

Insurance supervision in EU member states is based on EU legislation, which, up until December 31, 2015, was set out in the Solvency I framework. Effective as of January 1, 2016, EU insurance regulation is embedded in the Solvency II framework. The Solvency I framework consisted primarily of EU directives, which were transposed into national law, in the Netherlands in the Dutch Financial Supervision Act and lower level national rules, such as in particular the Decree on Prudential Rules for Financial Undertakings (Besluit prudentiële regels Wft or Bpr Wft).

The Solvency II framework also consists of an EU Directive and has consequently been transposed into the Dutch Financial Supervision Act. A large part of the Level II Solvency II rules are, however, also set out in EU regulations, which apply directly in EU member states, and as a consequence have not been implemented into national legislation, such as in the Decree on Prudential Rules under the Wft (Besluit prudentiële regels Wft).

The following insurance entities of Aegon the Netherlands are subject to prudential supervision of DNB:

◆	Aegon Levensverzekering N.V.;

◆	Aegon Schadeverzekering N.V.;

◆	Aegon Spaarkas N.V.; and

◆	Optas Pensioenen N.V.

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

Solvency II

Aegon the Netherlands uses a Partial Internal Model (PIM) to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjustment, but does not include the use of any transitional measures. The internal model was approved on November 26, 2015, by the supervisor DNB as part of the Internal Model Application Process. Following the Internal Model Application Process, Aegon the Netherlands has made minor changes to the internal model and has submitted several major changes to its regulator (DNB) for approval. Until approval, these model changes are not reflected in the solvency position of Aegon the Netherlands. The solvency position of the banking activities will continue to be calculated using the CRR/CRD IV framework.

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

56	Business overview Results of operations – the Netherlands

CRD IV and the CRR are the European Union’s translation of the Basel III accord for prudential supervision of credit institutions and investment firms. The CRR is binding for all EU member states and became effective on January 1, 2014. CRD IV is an EU directive, and is required to be implemented into local legislation. CRD IV has been implemented in the Netherlands by means of amending the Financial Supervision Act (Wet op het financieel toezicht, the ‘Wft’) on August 1, 2014. The application in full of all measures under CRD IV (including any national implementation thereof in the Netherlands) has to be completed before January 1, 2019.

The CRR has been applied across all EU member states since January 1, 2014. The CRD IV and CRR frameworks include requirements with respect to capital adequacy, and introduce requirements with respect to increased capital against derivative positions, the introduction of two supplementary buffers (a capital conservation buffer and a counter-cyclical buffer), a new liquidity framework (liquidity coverage ratio and net stable funding ratio and a leverage ratio. The leverage ratio is defined as Tier-1 capital divided by a measure of non-risk weighted assets. If Basel III is followed under CRD IV, the leverage ratio may not fall below 3%, although uncertainty still remains as to the exact percentage and the scope of the leverage ratio under CRD IV. With respect to the percentage, the Dutch government has announced that it wishes to implement a leverage ratio of at least 4% for large Dutch banks, which does not apply to Aegon Bank N.V. The ultimate aim of Basel III/CRD IV is to reduce leverage in order to bring institutions’ unweighted assets more in line with their Tier-1 capital. The capital requirements include qualitative in addition to quantitative requirements.

Capital of the highest quality, Common Equity Tier 1, forms a substantial part of the capital of a credit institution. Additional Tier 1 capital forms the rest of the Tier 1 capital. In addition, the capital of a credit institution may be composed of Tier 2 capital, which is of a lesser quality than Tier 1 capital.

EU Directive 2014/59/EU (the Banking Recovery and Resolution Directive, BRRD) and Regulation 806/2014 on the Single Resolution Mechanism (the SRM Regulation) form the European framework for recovery and resolution for (among others) ailing banks, certain investment firms and their holding companies. The BRRD was implemented in the Netherlands on November 26, 2015, by means of an amendment of the Wft (the BRRD

Implementation Act). The SRM Regulation was adopted on July 15, 2014. Those parts of the SRM Regulation that deal with recovery and resolution entered into force on January 1, 2016.

The BBRD provides for early intervention measures that may be imposed by the national competent authority in respect of Aegon Bank N.V. in the event that its financial condition is deteriorating. These early intervention measures could pertain, among others, to a change of its legal or operational structure, the removal of (individuals within) senior management or the management body, or the appointment of a temporary administrator to work together with or replace such (individual within) senior management or management body. The national resolution authority may also under certain circumstances decide to write down or convert relevant capital instruments, including Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments, in a specific order.

Were Aegon Bank N.V. to fail or be likely to fail and the other resolution conditions were also met, the national resolution authority would be able to place Aegon Bank N.V. under resolution. As part of the resolution scheme to be adopted by the national resolution authority it may decide to apply certain resolution tools and exercise its powers pursuant to the implemented BRRD in order to give effect to such resolution tools. In addition, the SRM Regulation and the BRRD Implementation Act introduce the bail-in tool which gives the national resolution authority the power to write down or convert into equity certain debt and other liabilities of the institution.

Pursuant to the SRM Regulation and the BRRD Implementation Act, banks are required at all times to meet a minimum amount of own funds and eligible liabilities (MREL), expressed as a percentage of the total liabilities and own funds. The competent resolution authority will set a level of minimum MREL on a bank-by-bank basis based on assessment criteria due to be set out in technical regulatory standards.

Other financial undertakings in the Netherlands

DNB also supervises pension funds, including investment firms and fund management companies as well as general pension funds.

Asset liability management

Aegon the Netherlands offers products that absorb risks on behalf of its customers, such as market and underwriting risks. The Company actively manages these risks. It is unlikely that risks taken on from customers will automatically lead to the preferred risk profile, and for this reason, Aegon the Netherlands has a risk strategy in place that provides guidelines regarding Aegon’s overall risk appetite and risk tolerance. Aegon maintains certain risks that are within its risk appetite, but mitigates the remaining risks, for instance through hedging programs and derivatives. For each portfolio containing derivatives, detailed guidelines have been implemented on the scope of instruments and the purpose of the derivatives.

Within its overall Asset liability management (ALM) framework, Aegon mainly uses fixed income instruments to match its liabilities. These are to a large extent high-quality government and corporate bonds. In addition, a sizeable portfolio of residential mortgages in the Netherlands has been built up to match liability cash flows. Derivatives are used in addition to these instruments in order to hedge the guarantees embedded in some of Aegon the Netherlands’s products and optimize ALM. This can be undertaken through directly targeting specific risks,

Annual Report on Form 20-F 2016

Business overview Results of operations – the Netherlands	57

such as interest rate risk via interest rate swaps or longevity risk via longevity swaps. For more complex risk exposures, Aegon the Netherlands uses a combination of options, total return swaps and variance swaps.

Aegon sees derivatives as a suitable instrument to use in its ALM processes. The derivatives market is a highly regulated market that has in recent years been subject to many changes following the introduction of European Market Infrastructure Regulation (EMIR) and Dodd-Frank Act. Any counterparty risks embedded in such transactions are mitigated by having high quality collateral in place in all its derivatives transactions. The introduction of central clearing for parts of the derivatives markets has increased collateral requirements and reduced counterparty risk. Liquidity risk, which is the direct result of the collateral processes, needs to be carefully managed. Due to market movements Aegon the Netherlands’s collateral position may change rapidly, and in order not to breach any collateral agreements, Aegon has to ensure sufficient high quality collateral is available at all times in order to comply with collateral calls from its counterparties. Liquidity stress testing has been set up to monitor this need. Operational risk is another key risk, given that derivatives are specialized instruments that require expertise as well as a specific (IT) infrastructure in order to be properly managed. Furthermore, as recent developments have shown, regulatory risk as a category within operational risk, needs to be constantly monitored. Aegon’s automated processes regarding real-time monitoring, automated controls and integrated reporting reduce operational risks and enable it to comply with the increasing demands that result from regulations.

Aegon the Netherlands’ Risk & Capital Committee, which meets every month, determines and monitors the balance sheet and profit and loss account. The focus of these meetings is, among other activities, to ensure an optimal strategic asset allocation, to determine hedging strategies to reduce interest rate and equity risks, to manage and possibly hedge actuarial risks, and to decide on the need for securitizations of residential mortgage portfolios in order to improve the liquidity and funding position of Aegon the Netherlands.

Reinsurance ceded

Like other Aegon companies around the world, Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, and ‘excess of loss’ contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks, and limit the maximum loss it may incur.

Since January 1, 2014, Aegon the Netherlands has reinsured its term life assurance through a quota-sharing contract between its subsidiary Aegon Levensverzekering N.V. and Reinsurance Group of America (RGA).

For non-life, Aegon the Netherlands only reinsures its property, general and motor third-party liability business. The main counterparties are Hannover Re, SCOR Re Europe and QBE Re. For property insurance, an ‘excess of loss’ contract is in place with a retention level of EUR 1.5 million for each separate risk, and EUR 15 million for each windstorm event. For motor third-party liability insurance, Aegon the Netherlands has reinsurance in place with a retention level of EUR 1.5 million for each event. For general third-party liability, Aegon the Netherlands has reinsurance in place with a retention level of EUR 1 million for each event.

58	Business overview Results of operations – United Kingdom

Overview of United Kingdom

Following the agreed sale of its own annuity portfolio and the acquisition of Cofunds and the BlackRock’s Defined Contribution business, Aegon UK will be primarily a long term savings and protection business, supporting customers who are retired or saving for their retirement. Products are increasingly sold through its online platform, which enables advisors, employers and individuals to buy and manage investments online, and to also have a single view of investments. Aegon Ireland is a specialist provider reinsurer of variable annuity (guarantee) products in the United Kingdom, and Germany. It also offers offshore investment bonds in the United Kingdom.

Organizational structure

Aegon UK PLC (Aegon UK) is Aegon’s holding company in the United Kingdom. It was registered as a public limited company at the beginning of December 1998. The leading operating subsidiaries are:

◆	Scottish Equitable PLC, and
◆	Aegon Investment Solutions Ltd

These subsidiaries operate under the Aegon brand.

Aegon UK’s main offices are in Edinburgh and London. The main office of Aegon Ireland PLC (Aegon Ireland) is located in Dublin, Ireland, with a branch office in Frankfurt, Germany.

Acquisitions and disposals

Aegon UK’s business strategy is focused on developing the business as the leading platform savings, investments and pensions provider in the market. For this reason, during 2016 it made a number of strategic changes in order to align its business model with its strategy.

On May 3, 2016, Aegon UK announced an agreement to acquire BlackRock’s UK defined contribution (DC) platform and administration business, strengthening its position as a leading player in the UK workplace market, adding Master Trust and Investment Only capability as well as assets under administration of around GBP 12 billion. This transaction will be finalized in 2017 or 2018, once the legal ownership has been transferred through a so-called Part VII transfer.

On April 11, and May 23, 2016, Aegon announced the divestment of its own annuity portfolio to Rothesay Life and Legal & General respectively. Aegon initially reinsured GBP 9 billion of liabilities to Rothesay Life and Legal & General. The divestments are expected to be completed in 2017 upon the Part VII transfers. The transaction was consistent with the company’s ambition to free up capital from non-core businesses. The capital position of the company improved as a result of the transaction. Aegon has approximately GBP 1 billion annuity liabilities remaining through an inward reinsurance transaction.

1	Source: UK Adviser Platform Guide, Issue 27, September 2016.

On January 1, 2017, Aegon UK completed the acquisition of Cofunds, funding for which came from the divestment of the annuity portfolio. The transaction demonstrates Aegon’s commitment to the retail platform market. Intermediaries that use Cofunds will be upgraded to an enhanced version of Aegon’s platform.

The combination of the acquisitions and Aegon’s program to ‘upgrade’ existing customers to the digital solutions platform will see Aegon create the largest1 UK platform with approximately GBP110 billion assets under administration, and provide broad expertise across the savings, investments and pensions markets.

Overview of sales and distribution channels

In the United Kingdom, Aegon has two main distribution channels: retail and workplace intermediaries. These are supported by Aegon UK’s customer capability, which offers employees and adviser clients a market leading portal to view and manage their money. Aegon UK’s award-winning platform supports these channels in an integrated way, making it easier for customers to move between products and channels. The platform continues to be the fastest-growing platform in the UK market.

Retail channel

Aegon UK offers a comprehensive proposition to intermediaries and strategic partners underpinned by technology that drives efficiency and supports the profitability of advisor’s businesses.

Aegon Retirement Choices (ARC) helps advisors and their customers save for the long term and manage the transition from work to retirement. ARC uses leading-edge digital technology to deliver an intuitive method of saving for the long term including retirement, taking income in retirement, including the UKs only on-platform guaranteed drawdown product, and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisors to demonstrate their professionalism and display their charges for advice in a transparent way. In addition to the Self Invested Pension Plan – which provides a range of pre-and post-retirement investment options for high-net-worth customers (including insured funds

Annual Report on Form 20-F 2016

Business overview Results of operations – United Kingdom	59

and a wide range of open-ended investment companies) – Individual Savings Accounts and General Investment Accounts are also offered.

Aegon UK offers two distinct versions of the proposition targeted at distinct market segments:

◆	A ‘fund supermarket’ service, which includes multiple wrapper choices, fully open architecture fund choice and digital advisor/ customer self-service access; and
◆	‘One Retirement’, a standalone pension accumulation and drawdown product, designed to be a single-point solution for customers that do not have a broader set of needs.

The acquisition of Cofunds made Aegon UK the UK’s leading1 ‘fund supermarket’ adding approximately GBP 80 billion of assets, predominantly in ISAs and GIAs, complementing Aegon UK’s core pension expertise. The modernization of the Cofunds business by migrating it on to Aegon’s market-leading technology will see Aegon UK emerge with a market-leading2 position among intermediary platforms.

Workplace channel

Aegon is building and diversifying its workplace distribution capability to cover a range of intermediaries from Independent Financial Advisors (IFAs) to large Employee Benefit Consultants (EBCs) by utilizing successful partnerships such as with Mercer. Services that Aegon UK offers include:

◆	‘Workplace Aegon Retirement Choices’, a comprehensive pension proposition that manages workplace pensions for employers in a seamless and streamlined way, enabling them to offer employees a choice of savings wrappers;
◆	Employers’ auto-enrolment obligations, which are supported through Aegon’s SmartEnrol capability;
◆	Support for the governance of the workplace pension scheme, which is offered through the sophisticated analytics of Aegon’s Smart Governance; and
◆	Employee access to Retiready, which enables employers to cater for all levels of employee investment knowledge and confidence, in addition to moving with their employees throughout their working life.

The strength of Aegon’s proposition has historically been in the small to medium-sized employer market. The acquisition of BlackRock’s defined contribution pension business expanded Aegon UK’s market position in the large employer market. BlackRock’s main focus in this market is on Mastertrust products, defined benefit target, investment-only business, and unbundled defined contribution pension schemes.

Customer capability

Aegon’s Retiready digital retirement planning service is designed to help customers understand how ‘on track’ they are for the retirement they want, and to support them in taking action. Answering a few simple questions gives customers a Retiready score out of 100, showing how ready they are for retirement.

Retiready is focused on existing Aegon UK customers that no longer have an advisor. The majority of customers receive the service having been ‘upgraded’ from Aegon UK’s existing business, thereby allowing longstanding customers to benefit from the advantages of a modern digital pension. Retiready customers have access to a number of tools to help them better engage with and manage their retirement savings. In 2016, over 160,000 customers with assets of around GBP 4.3 billion were upgraded to the new proposition.

Aegon Ireland

Aegon Ireland reinsures Aegon UK’s Secure Retirement Income product, a guaranteed SIPP/drawdown product on the ARC platform. It also manages an existing book of variable annuity (guaranteed) contracts through Aegon UK’s retail advisor channel since 2006. In Germany, Aegon Ireland has its own branch office in Frankfurt and has a number of distributors and a customer service team.

Aegon Ireland offshore investment bonds are offered exclusively in the UK. They are not actively marketed, and are distributed through the ARC proposition, other third-party propositions, banks and financial advisors.

Overview of business Lines

Reporting for Aegon UK is organized along two business lines: ‘Life’ and ‘Pensions and Investments’. ‘Life’ comprises protection products sold to individuals and small to medium-sized companies (SMEs)’. ‘Pensions’ comprises a broad range of workplace and personal pensions in addition to investment products and variable annuities.

Aegon UK was in 2016 reorganized into ‘Digital Solutions’, which oversees the core platforms and protection business lines, and ‘Existing Business’, which oversees the existing life and pensions business. These business lines have separate leadership teams.

1	Source: UK Adviser Platform Guide, Issue 27, September 2016.
2	Source: UK Adviser Platform Guide, Issue 27, September 2016.

60	Business overview Results of operations – United Kingdom

The Digital Solutions business is responsible for Aegon UK’s new digital platform propositions sold through Retail Advisor, Workplace and Direct to Customer channels, together with the protection lines. The majority of new assets going forward will be accumulated in this business. In addition, where appropriate, Aegon UK is upgrading customers from its Existing Business to Digital Solutions to ensure an enhanced customer experience, a more engaged relationship, and lower cost to serve. The Digital Solutions business also includes Aegon UK’s protection proposition. As of January 1, 2016, Aegon’s European variable annuity business has also been part of this business line.

The Existing Business is responsible for older products that are no longer actively marketed to new customers. However, new assets are accumulated as customers pay into existing policies, or as new employees join older workplace schemes. These propositions include older style group pensions, individual pensions and with-profits policies.

Products

Aegon UK’s main product focus is on savings, investments, pensions and protection products.

Savings, Investments & Pensions

Aegon UK provides a full range of personal and corporate pensions and saving-related products. These include:

◆	Individual Saving Accounts;
◆	General Investment Account;
◆	Flexible personal pensions;
◆	Self-invested personal pensions;
◆	Group personal pensions;
◆	Group Self-invested personal pensions;
◆	Mastertrust;
◆	Investment Only capability for workplace pension schemes;
◆	Phased retirement options and income drawdown;
◆	Secure retirement income (SRI), for which the underlying guarantee is reinsured by Aegon Ireland PLC;
◆	Off-shore investment bonds.

Protection products

Aegon UK offers a range of products for individual customers, including life cover, critical illness and income protection. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition. This also provides a strong overlap with the target customers for Aegon Retirement Choices, giving opportunities to leverage sales and promotional activity. In addition, Aegon UK offers a range of protection products for small to medium-sized companies that wish to insure key personnel. This is a key market for Aegon, and the company currently protects 400,000 customers.

Traditional Pensions

Traditional Pensions include a variety of individual and corporate pensions, with-profits products and annuity products (via Legal & General). These products are not actively marketed.

Competition

There are a diverse range of competitors in the markets in which Aegon UK operates, and market dynamics are continuing to evolve. While competition can be seen partly in terms of product features and benefits, it is also increasingly played out in terms of establishing Aegon UK’s proposition as the primary or secondary ‘platform’ used by intermediaries to manage their clients assets, or as a preferred partner for EBCs advising corporate clients.

One of the key drivers for competition is the considerable regulatory and legislative change that is continuing to create new commercial opportunities. For example, automatic enrolment (which requires all employers to offer pensions to their employees) is driving greater numbers of customers to save in a pension, and the proposed introduction of a Lifetime Individual Savings Account (ISA) will provide an additional incentive for many people to save for retirement.

In addition, in April 2015, the government removed all restrictions on individuals being able to access their pension pots, thereby significantly increasing the flexibility with which individuals can use their pension savings. Individuals are now no longer restricted to buying an annuity or entering drawdown, and can choose to withdraw some of their money and take flexible income through drawdown, or secure income via an annuity or guaranteed product. This development has had a substantial impact on the at retirement market, with a large reduction in annuity sales and an increase in the purchase of income drawdown products, in addition to supporting a shift from traditional products to platforms better able to support the delivery of flexible solutions to customers.

Regulation and supervision

All relevant Aegon UK companies based in the United Kingdom are regulated by the Prudential Regulation Authority (PRA) and/or the FCA.

The PRA is responsible for the prudential regulation of deposit takers, insurers and major investment firms. The FCA is responsible for regulating firms’ conduct in retail and wholesale markets. It is also responsible for the prudential regulation of those firms that do not come under the PRA’s remit.

Annual Report on Form 20-F 2016

Business overview Results of operations – United Kingdom	61

The UK vote to leave the European Union (EU) on June 23, 2016, has significant implications for the UK. Much financial regulation currently applicable in the UK derives from EU legislation. This regulation will remain in force until any changes are made, which will be a matter for the UK government and the UK parliament. Aegon UK must therefore continue to comply with UK law, including those that derive from EU law and continue with implementation plans for legislation that is anticipated to come into effect. The FCA has acknowledged that the longer term impacts of the decision to leave the EU on the overall regulatory framework for the UK will depend, in part, on the relationship that the UK seeks with the EU in the future.

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

Financial supervision of insurance companies

The European Union Insurance Directives referred to collectively as Solvency II are incorporated into UK law. The Solvency II directives came into effect on January 1, 2016. The directives are based on the ‘home country control’ principle, i.e. an insurance company with a license issued by the regulatory authorities in its home country is allowed to conduct business in any country of the European Union, either directly or through a branch. Separate licenses are required for each branch of the insurance company where it conducts business. The regulatory body that issued the license (the PRA in the UK) is responsible for monitoring the solvency of the insurer.

Under UK law, a company (other than existing conglomerates) is not permitted to conduct both life insurance and non-life insurance business within one legal entity, nor is a company allowed to carry out both insurance and banking business within the same legal entity.

Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports on at least an annual basis. These reports, primarily designed to enable the PRA to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, a breakdown of the Solvency Capital Requirements (SCR), extensive actuarial information, and detailed information regarding the investments of the insurance company. The PRA’s regulatory reporting is based on a single entity focus, and is designed to highlight risk assessment and risk management.

The PRA may request additional information it considers necessary and may conduct an audit at any time. The PRA may also make recommendations for improvements, and may, ultimately, withdraw an insurance company’s license.

Solvency II

Under Solvency II, life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives, and have to hold the level of capital required to withstand a 1 in 200 shock on a 1-year value at risk basis.

Since the introduction of Solvency II on January 1, 2016, Aegon has been using a PIM to calculate the solvency position of its insurance activities in the United Kingdom. The internal model was approved on December 14, 2015 by the PRA as part of the Internal Model Application Process.

In addition, Aegon uses the matching adjustment in the calculation of the technical provisions for its annuities, and uses the volatility adjustment in the calculation of the technical provisions for the With Profits business with investment guarantees. Following the reinsurance of the majority of its annuity business in 2016, Aegon no longer uses the transitional measures on technical provisions.

Aegon Ireland has been using the Standard Formula to calculate the solvency position of its insurance activities.

Asset liability management

In the United Kingdom, asset liability management (ALM) is overseen by Aegon UK’s Management Investment Committee (MIC), which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

In addition to monitoring risk exposures in compliance with Aegon N.V.’s worldwide risk management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the appropriate regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

62	Business overview Results of operations – United Kingdom

For its with-profits business, Aegon UK’s guiding philosophy is to match guarantees with appropriate investments. The nature of with-profits businesses, however, typically prevents perfect matching, and the role of the MIC is therefore to monitor the capital implications of any mismatching. Reports covering the impact of a range of possible investment scenarios on the solvency of the fund are produced on a periodic basis. These reports allow the investment strategy for the with-profits fund to be discussed, and are summarized for the With-Profits Forum, a sub-committee of the Board of Aegon UK.

For unit-linked business, customers’ money is invested across a range of internally and externally managed funds. Derivative positions are held to protect the value of future fee income. The MIC monitors the performance of the investment managers against fund benchmarks. For the remaining annuity business, this is invested in corporate bonds and gilts in line with the matching adjustment principles. The Own Funds are invested in line with our Risk Appetite Framework.

Aegon Ireland’s main market exposures arise from the guarantees provided on Variable Annuity (guarantee) products. The primary exposure is to changes in equity and interest rates. Aegon Ireland employs a dynamic hedge program to mitigate these financial market risks associated with the guarantees provided. On a daily basis, and if necessary on an intra-day basis, the hedge positions are reviewed and updated. Instruments used for the hedge program include equity futures, total return swaps, variance swaps and interest rate swaps.

With-profits fund

The invested assets, insurance and investment contract liabilities of Aegon UK’s with-profits fund are included in ‘for account of policyholder assets and liabilities’. Assets and liabilities are always equal, as an excess of assets over liabilities regarding guaranteed benefits and constructive obligations is classified as an insurance or investment contract liability. All assets in the Scottish Equitable with-profits fund are held 100% for participating policyholders.

With-profits fund guarantees

With the exception of ‘Aegon Secure Lifetime Income’ and ‘5 for Life’ (which are written by Aegon Ireland) and the product guarantees within Secure Retirement Income, Investment Control and Income for Life (which are reinsured to Aegon Ireland PLC), all Aegon UK contracts with investment guarantees are written in the policyholder-owned fund (otherwise called the ‘with-profits fund’).

This fund contains free assets that have not yet been fully distributed to individual policyholders. Free assets help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. Aegon UK has an exposure only once these assets have been exhausted. As outlined below, Aegon UK believes this exposure to be low.

Certain policies have a guaranteed minimum rate of return, guaranteed minimum pension, or guaranteed death or other benefits. Guaranteed rates of return only apply if the policy is kept in force as per the dates specified, or according to the events described in the policy conditions. The costs of all guarantees are borne by the with-profits fund, and therefore impact payouts to with-profits policyholders.

As part of its demutualization process prior to acquisition by Aegon N.V., the business and assets of Scottish Equitable Life Assurance Society were transferred to Scottish Equitable PLC on December 31, 1993. Aegon UK has no financial interest in Scottish Equitable PLC’s with-profits fund, except routine yearly fund management charges, and costs and expenses that the Company agreed to accept at the time of demutualization.

Guaranteed rates of return on with-profits policies are typically in the range of 0% to 5.5% a year. The funds with the highest rates have, however, been closed to premiums since 1999, and all funds have been closed to new business with investment guarantees since October 2002 (except for a small increase in regular payments). For a number of contracts written mainly in the 1970s and 1980s, Scottish Equitable also offered minimum pension guarantees, including guaranteed annuity options. As life expectancy rates have improved and interest rates have fallen over time, these minimum guarantees are now often valuable.

Management of the with-profits fund

Aegon UK’s with-profits fund has an investment strategy that reflects the nature of the underlying guarantees. The fund can invest in a variety of different asset types. The main categories are UK and overseas equities, UK and overseas-fixed interest securities, UK property and cash. The with-profits fund has a target range for the percentage of its assets that are invested in equities, and this range may be varied. There is a policy of holding an appropriate mix of asset classes to reduce risk within these target ranges.

The results of the with-profits fund’s investment performance are distributed to policyholders through a system of bonuses that depends on:

◆	The guarantees under the policy, including previous annual bonus additions; and
◆	The investment returns on the underlying assets, with an allowance for ‘smoothing’ to reduce volatility. Although smoothing means that investment profits are spread from one year to the next, the aim is to pay out all of the investment profits earned by the fund over the long term. For early withdrawals, there are other measures to ensure that a fair share of total fund growth is received. A market value reduction may be applied to certain funds where, for cohorts of similar contracts, the face value of the benefits is greater than the value of the underlying assets. Policy conditions may state specific points for which a market value reduction will not apply.

Annual Report on Form 20-F 2016

Business overview Results of operations – United Kingdom	63

As mentioned above, the free assets (assets that, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. These free assets are partly invested in equity put options and interest rate swaps and swaptions to protect against adverse market movements. Aegon UK has an exposure only once these free assets are exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach now required for Solvency II reporting in the UK.

As the Scottish Equitable with-profits fund is now closed to new business, the free assets are gradually being distributed to with-profits policyholders through the bonus system outlined above. This includes ensuring that any surpluses in the with-profits fund from other (historic) business lines can be distributed to existing with-profits policyholders at a suitable rate, helping to prevent a tontine effect as the number of with-profits policyholders declines.

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

On April 11, 2016 and May 23, 2016, Aegon announced deals with Rothesay Life and Legal & General respectively for the sale of the annuity portfolio. These deals are structured as reinsurance arrangements until the legal Part VII transfer processes are complete, which is due to be mid-2017. The longevity swaps that Aegon is holding to back these annuity portfolios will be transferred as part of the Part VII process in 2017.

While Aegon Ireland does not cede any reinsurance, it does accept reinsurance of certain guarantee lifetime income options on behalf of Aegon UK, including the new guaranteed pension product ‘Secure Retirement Income’.

64	Business overview Results of operations – Central & Eastern Europe

Overview of Central & Eastern Europe

Aegon has operations in the Central & Eastern European (CEE) countries of the Czech Republic, Hungary, Poland, Romania, Slovakia, and Turkey. It first entered the Central & Eastern European market in 1992 with the purchase of a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Aegon Hungary is Aegon’s leading business in Central & Eastern Europe.

Organizational structure

Aegon’s main subsidiaries and affiliates in Central & Eastern Europe are:

◆	Aegon Hungary Composite Insurance Co. (Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság);
◆	Aegon Poland Life (Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna);
◆	Aegon Poland Pension Fund Management Co. (Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna);
◆	Aegon Turkey (Aegon Emeklilik ve Hayat A.Ş.);
◆	Aegon Romania Pension Administrator Co. (Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A);
◆	Aegon Czech Life (Aegon Pojišt’ovna, a.s);
◆	Aegon Slovakia Life (Aegon Životná poist’ovňa, a.s.); and
◆	Aegon Slovakia Pension Management Co. (Aegon, d.s.s., a.s).

Overview of sales and distribution channels

Aegon operates through a number of different sales channels in Central & Eastern Europe. These include tied agents, insurance brokers, call centers, online channels and – particularly in Hungary, Romania and Turkey – retail banks.

Overview of business lines

Life & Savings

Aegon companies in Central & Eastern Europe offer a range of life insurance and personal protection products. These include traditional life and unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings.

Traditional general account life insurance mainly consists of index-life products that are not unit-linked but have guaranteed interest rates, in addition to group life and preferred term life products.

Preferred life is an individual term life insurance product that offers insurance protection. The product distinguishes between whether an individual is a smoker or non-smoker, and uses standard and preferred pricing dependent on the respective health of customers.

Group life contracts are renewable each year and carry optional accident and health cover.

In Poland, Aegon focuses on unit-linked as well as traditional life products. In line with the local regulatory and market developments, the products marketed have been modified in recent years.

In Hungary, Aegon offers a wide range of life insurance products, including term life products, whole life products, group life insurance, and accidental life and traditional saving type products, in addition to unit-linked policies, which are frequently accompanied with riders. These riders provide customers – in addition to the main coverage – with additional financial support in the event of, for instance: having an accident, becoming disabled, or being hospitalized. Aegon is a significant market player in Hungary in the unit-linked segment1.

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

Aegon entered the Ukrainian life insurance market in February 2013 by acquiring Fidem Life, a life insurance company offering mainly endowment traditional life products. The company was subsequently renamed ‘Aegon Life Ukraine’. The business developed slowly due to the unstable political and economic climate, and Aegon entered into an agreement on September 21, 2016 to sell 100 percent of its shares to TAS Group. The transaction was completed on December 16, 2016.

In Romania, Aegon undertakes life insurance business via a branch of Aegon Poland Life Insurance Company. The Romanian branch sells unit-linked, term life and endowment insurance policies.

Also in Hungary, Aegon Hungary Home Savings and Loan Association provides a saving product combined with a preferential loan option, which is subsidized by the state during the saving period.

1	Source: MABISZ, http://www.mabisz.hu/en/market-reports.html. Webpage visited February 9, 2017.

Annual Report on Form 20-F 2016

Business overview Results of operations – Central & Eastern Europe	65

Mortgage loans

Aegon Hungary first offered mortgage loans to retail customers in 2006 via Aegon Hungary Mortgage Finance Co., a subsidiary of Aegon Hungary Composite Insurance Company. After its launch, the mortgage loan business was affected by several legislative changes. On March 17, 2014, Aegon Hungary Mortgage Finance Company suspended the acceptance of new loan applications for an indefinite period of time.

Pensions

Aegon’s pension business in Central & Eastern Europe was impacted by reforms to the pension system in several countries in the region during recent years. Aegon is currently active in the (formerly mandatory) private pension market in Slovakia, Poland and Romania. In the voluntary pension market, Aegon is active in Hungary, Turkey and Romania.

Aegon launched its Pillar 3 voluntary pension fund, Aegon Esential, in Romania, on May 11, 2015. On December 4, 2015, Aegon Romania Pension Administrator Company took over the management of Eureko’s voluntary pension fund, which subsequently merged with Aegon Esential.

On June 21, 2016, Aegon announced that it had signed an agreement with Nordea to take over the management of Nordea’s Pillar 2 pension fund in Poland. The deal, which is subject to regulatory approval, will bring economies of scale and will further improve the quality of services that Aegon provides to its customers. As of December 2016, the pension fund under Aegon PTE S.A.’s management had assets of PLN 6 billion (EUR 1.4 billion) and 914,000 members. Following the merger, the fund will grow to PLN 13.5 billion (EUR 3.1 billion) based on 2016 year-end data1.

In terms of assets under management, Aegon’s private pension funds in Poland, Slovakia and Romania, and its voluntary pension fund in Hungary, are significant market players in the respective countries. In terms of numbers of members, Aegon has a significant market presence in Poland, Romania, and Hungary. As of December 2016, Aegon had over 2.1 million pension fund members in Central & Eastern Europe.

Non-life

Aegon Hungary offers non-life cover (mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance). Aegon is the leading insurance company in the Hungarian household market.2 In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for the cross-selling of life insurance.

As part of Aegon’s regional expansion, Aegon Hungary has operated branch offices selling household insurance policies in Slovakia since 2010 and Poland since 2011.

Competition

In 2016, Aegon was the third largest life insurance provider in Hungary, based on the first nine months’ standardized premium income, and the third largest provider in the non-life insurance market3. In Turkey, Aegon was ranked nineth based on written premium at the end of November4. Aegon is a less significant market participant in Poland, Slovakia, the Czech Republic and Romania.

Aegon was ranked third in terms of both the number of participants and managed assets in 2015 in the voluntary pension fund market in Hungary5. For managed assets, in November 2016, Aegon was ranked fifth in the Slovakian private pension market6. In December 2016, Aegon ranked tenth in terms of both the number of participants and managed assets in Poland7. At year-end 2016, Aegon was the fourth largest provider in the Romanian mandatory private pension market, both in terms of net assets under management and number of participants8.

1	Source: KNF, https://www.knf.gov.pl/en/about_the_market/Pension_system/Financial_and_statistical_data/Monthly_data.html. Webpage visited February 9, 2017.
2	Source: MABISZ, Hungarian Insurance Companies’ Yearbook 2015, http://www.mabisz.hu/images/stories/docs-eng/publications/yearbook-2015-english.pdf. Webpage visited February 9, 2017.
3	Source: MABISZ, Q32016 Quarterly report, http://www.mabisz.hu/images/stories/docs-eng/publications/quarter/2016-i-iii-quarter.pdf. Webpage visited February 9, 2017.
4	Source: Insurance Association of Turkey, http://www.tsb.org.tr/official-statistics.aspx?pageID=1003. Webpage visited February 9, 2017.
5	Source: MNB, Aranykönyv 2015, http://www.mnb.hu/felugyelet/idosorok/v-aranykonyv. Webpage visited February 9, 2017.
6	Source: ADSS, http://www.adss.sk/en/Default.aspx?CatID=60&fundID=611. Webpage visited February 9, 2017.
7	Source: KNF, https://www.knf.gov.pl/en/about_the_market/Pension_system/Financial_and_statistical_data/Monthly_data.html. Webpage visited February 9, 2017.
8	Source: APAPR, http://www.apapr.ro/statistics.html. Webpage visited February 9, 2017.

66	Business overview Results of operations – Central & Eastern Europe

Regulation and supervision

In Central & Eastern Europe, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business – not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

◆	The Central Bank of Hungary (MNB);
◆	National Bank of Slovakia (NBS);
◆	Czech National Bank (CNB);
◆	Polish Financial Supervisory Authority (KNF);
◆	Authority for Financial Supervision (ASF) (Romania); and
◆	Undersecretariat of Treasury (Turkey).

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

Solvency II

As of January 1, 2016, Solvency II, the new insurance solvency regime, became effective in European Economic Area (EEA) countries. Aegon’s EU-domiciled entities in Central & Eastern Europe use the Standard Formula to calculate the solvency position of their insurance activities. The activities in Turkey and, prior to its disposal, in Ukraine have been included through Deduction & Aggregation on a Solvency II Standard Formula basis.

The foundation and operations of voluntary pension funds are regulated in Hungary by the country’s Voluntary Mutual Pension Funds Act (XCVI. 1993). Activity in this area is also supervised by the MNB. Slovakia’s pension market is regulated by the Pension Asset Management Companies and Respective Notices Act (43/2004). The private pension business is under the supervision of the National Bank of Slovakia (NBS). In Romania, the private and voluntary pension system is regulated and supervised by the Authority for Financial Supervision (ASF). The mandatory pension system is subject to the Privately Administered Pension Funds Act (411/2004) and the voluntary pension system is subject to the Voluntary Pension Law (204/2006), both complemented by individual regulations (as secondary legislation). In Poland, this activity is supervised by the KNF and governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Credit Institutions and Financial Enterprises Act (2013) stipulates the foundation, operation and reporting obligations of the country’s financial institutions (including Aegon Hungary Mortgage Finance Company). In addition, Aegon Hungary Mortgage Finance Company is under the supervision of the MNB, in exactly the same way as Aegon Hungary Home Savings and Loan Association.

Asset liability management

The investment strategy and the asset liability management of the CEE region is overseen within Aegon by the Regional Risk and Capital Committee, which meets on a quarterly basis. Aegon CEE’s asset liability management focuses on asset liability duration and liquidity. The performance of the portfolios against benchmarks is also evaluated during the Committee’s meetings. Furthermore, each country unit in the CEE region has an Asset Liability Committee that coordinates ALM-related reporting and makes the relevant decisions within the framework set by local management or by the Regional Risk and Capital Committee.

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

The five most important reinsurance programs currently in force (with retention levels for each event indicated in parentheses) are:

◆	Property catastrophe excess of loss treaty (EUR 16 million retention); and
◆	Excess of loss treaties for other risks (up to EUR 1.0 million retention);

The majority of treaties in force for Aegon’s operations in Central & Eastern Europe are non-proportional excess of loss programs – except for the life reinsurance treaties, which are made on a surplus and quota-share basis (including various riders).

Annual Report on Form 20-F 2016

Business overview Results of operations – Spain & Portugal	67

Overview of Spain & Portugal

Aegon entered the Spanish insurance market in 1980. In recent years, Aegon’s activities in Spain have developed through distribution partnerships with Spanish banks.

Aegon Spain Holding (hereafter referred to as Aegon Spain) operates in Spain through Aegon España. In addition, Aegon Spain operates through partnerships with Banco Santander and Liberbank, S.A.. Aegon Administracion y Servicos A.I.E., a separate legal entity, provides administration and operations services to all Aegon companies in Spain, including joint ventures with third parties. Aegon Spain has a long-term agreement to distribute both protection and general insurance products through Banco Santander’s network of branches in Portugal.

Organizational structure

Aegon’s main subsidiaries and affiliates in Spain & Portugal are:

◆	Aegon España S.A.U. de Seguros y Reaseguros;
◆	Aegon Administracion y Servicios A.I.E.;
◆	Aegon Activos A.V, S.A.;
◆	Aegon Santander Generales Seguros y Reaseguros S.A. (51%), in partnership with Banco Santander;
◆	Aegon Santander Vida Seguros y Reaseguros S.A. (51%), in partnership with Banco Santander;
◆	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (51%), in partnership with Banco Santander Totta;
◆	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (51%), in partnership with Banco Santander Totta; and
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (50%), in partnership with Liberbank, S.A..

Overview of sales and distribution channels

The main distribution channel in the Spanish market is bancassurance, which accounts for 66% of life sales, whereas brokers and direct customers account for 25% and 9% of the total respectively1. Aegon Spain distributes its products nationwide through partner branches and its own sales network.

In the Portuguese market, approximately 67% (2015: 69%) of pure life risk premiums and 29% (2015: 29%) of household insurance premiums are written through bancassurance channels, where credit-related policies mostly related to mortgages play a significant role2.

Aegon Spain and Banco Santander

Since June 4, 2013, Aegon Spain and Banco Santander have partnered to distribute a number of insurance products.

Banco Santander is the largest financial institution in Spain, with over 3,000 branches nationwide. Aegon Spain’s agreement with Banco Santander concerns the business lines of pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and critical illness). These are sold through two insurance entities: Aegon Santander Vida for pure life risk products; and Aegon Santander Generales for general insurance products. Aegon’s share in each entity is 51%. Since December 28, 2016 Aegon Spain and Banco Santander have further extended their partnership agreement to distribute health insurance products.

Since December 31, 2014, Aegon Spain and Banco Santander Totta Seguros, a Portuguese insurance company that is part of the Santander International group, have partnered to distribute a number of insurance products. The partnership concerns the distribution of pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and sickness) through over 600 branches nationwide – the largest network of its kind in the country. These are sold through two insurance entities: Aegon Santander Portugal Vida, for pure life risk products; and Aegon Santander Portugal Não Vida, for general insurance products. Aegon has a 51% share in each entity.

On December 21, 2015, Banco Santander Totta announced that it had acquired domestic bank Banco Internacional de Funchal (Banif). On December 5, 2016, Aegon and Santander Totta reached an agreement in order to add Banif’s retail and corporate network – consisting of 174 branches and 370,000 clients – to the current distribution network for Aegon Santander Portugal Vida and Aegon Santander Portugal Não Vida.

Aegon Spain and Liberbank

Liberbank, S.A. has a presence nationwide, with special focus on retail markets in a number of Spanish regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank Vida y Pensiones currently distributes its products through nearly 650 Liberbank, S.A. branches. Aegon’s share in this entity is 50%.

1	Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones.
2	Associação Portuguesa de Seguradores.

68	Business overview Results of operations – Spain & Portugal

Distribution

Aegon Spain offers life insurance, general insurance, health, pension products and mutual funds. It uses three main distribution channels: bancassurance, which comprises 58% of the total; 39% through its own network of brokers and agents; and 3% through a direct channel. Aegon Spain’s sales network is focused on individual life, pensions, general, accident and health insurance in both urban and rural areas.

Overview of business lines

Aegon Spain focuses primarily on retail customers. It offers individual life, pensions, general insurance, accident and health products through different distribution channels, including its own channels (agents, brokers and direct), together with bancassurance products through its joint venture partnerships with Liberbank, S.A. and Banco Santander, the latter of which in both Spain & Portugal.

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

General insurance

Aegon Spain has been offering general insurance products since 2013 through its joint venture with Banco Santander. The offering focuses mainly on household protection products, distributed through the banking network of partner Banco Santander.

Health

Health insurance is offered by Aegon in Spain through both its own network of brokers and agents, and direct channels. Medical expense coverage for doctor visits, diagnoses, hospitalization, dental and other health covers are offered through a broad network of medical partners across the country.

The gross premium written contribution in 2016 for each of Aegon Spain’s business lines was 54% for life insurance, 20% for accident and health insurance, and 26% for general insurance.

Competition

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. The life market is dominated by Grupo VidaCaixa, with a 30% market share, and Zurich, with a 14% market share, followed by Mapfre, with a 6% market share. Aegon Spain’s market share is less than 1%.

For Aegon Spain’s health and general insurance products, the main competitors are both foreign and local companies. Mapfre leads the non-life insurance market with a 15% market share, followed by Grupo Mutua Madrileña with a 14% market share, and Allianz with a 7% market share. The non-life market is more fragmented than the life market. Aegon Spain’s multi-risk business line is responsible for non-life and has a market share of less than 1%.

With respect to the life insurance Portuguese market, Fidelidade and Ocidental Vida are the main players with a combined market share in 2016 of 56.4% (based on issued premiums of insurance contracts and deposits of financial products).

In the non-life, Fidelidade is also the main player with a market share of 26%, followed by a new company named Seguradoras Unidas with 15%. Seguradoras Unidas is the result of a merger of several insurance companies, including Tranquilidade and Açoreana.

Regulation and supervision

Insurance companies in Spain are required to report on a quarterly basis to the Direccion General de Seguros y Fondos de Pensiones (DGSFP), the regulatory authority for the Spanish insurance industry. Spanish regulations incorporate all requirements from the relevant EU directives.

The regulatory authority for the Portuguese insurance industry is the Autoridade de Supervisão de Seguros e Fundos de Pensões (ASF). Insurance companies are required to report to the ASF on a monthly basis (issued premiums and claims costs per line of business) and more extensively on a quarterly basis. Portuguese regulations also incorporate all requirements from the relevant EU directives.

Solvency II

As of January 1, 2016, under the new Solvency II requirements, Aegon Spain has been using the Standard Formula to calculate the solvency position of its insurance activities. The calculation includes the use of the matching adjustment and volatility adjustment, depending on the underlying portfolio in addition to transitional measures on technical provisions.

Annual Report on Form 20-F 2016

Business overview Results of operations – Spain & Portugal	69

Asset liability management

Asset liability management (ALM) is overseen by Aegon Spain ALM committee (ALCO), which meets each quarter to monitor capital requirements and ensure appropriate matching of assets and liabilities. The ALCO minutes are shared with the Aegon Spain Risk and Capital Committee (RCC).

In addition to monitoring risk exposures in compliance with Aegon N.V.’s worldwide risk management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the management of the company. This applies for both asset classes (equities, bonds and cash) and across all investments.

For its life insurance business, Aegon Spain’s goal is to minimize interest rate risk by matching the duration of assets to the duration of liabilities. Most of Aegon Spain’s life insurance liabilities are long-term. The role of the ALCO is therefore to monitor the capital implications of any mismatching.

Scenarios and optimization analyses are conducted for fixed income, equities and real estate asset classes. The result is an asset allocation that represents the desired risk-return profile. Constraints, such as the minimum guaranteed rates to the policyholders, return on equity or required capital, and the minimum desired solvency ratio, are also taken into account. The implementation of Solvency II on January 1, 2016 has had implications for Asset Liability Management, especially in the case of the matching adjustment portfolio.

Reinsurance ceded

Aegon Spain has a ‘one Aegon’ reinsurance management policy. This means that both its joint ventures and own business are treated as a whole, with similar economic conditions and reinsurers panel, but with individual profit shares without losses carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. With this approach, Aegon Spain seeks to optimize the cost of reinsurance coverage, including through profit sharing, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Household insurance contracts for Aegon Santander follow the same principles. Maximum retention levels vary by product and by the nature of the risk being reinsured, although the retention limit is in general between EUR 9,000 and EUR 60,000 per life insured. Aegon Spain remains contingently liable for the amount ceded should the reinsurance company fail to meet its obligations. Natural catastrophe reinsurance programs are also in place to provide cover for high impact – low frequency events. Aegon Spain generally uses only reinsurance companies that have a Standard & Poor credit rating of ‘A’ or higher. The principal reinsurance counterparties in the Life and Households programs include Munich Re, RGA Re, SCOR, Partner Re, Gen Re, R+V, Nacional de Reaseguros and Mapfre Re.

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

70	Business overview Results of operations – Asia

Results 2016 Asia

	Amounts in USD millions				Amounts in EUR millions
	2016	2015	%		2016	2015	%
Net underlying earnings	(7)	(4)	(79%	)	(6)	(3)	(80%	)

Tax on underlying earnings	30	27	14%		27	24	15%

Underlying earnings before tax by business / country

High net worth businesses	61	45	37%		55	40	39%

Aegon Insights1)	1	5	(86%	)	1	5	(88%	)

Strategic partnerships	(39)	(27)	(42%	)	(35)	(25)	(41%	)
Underlying earnings before tax	23	23	3%		21	20	3%

Fair value items	(10)	7	-		(9)	7	-

Gains / (losses) on investments	9	7	29%		8	7	29%

Net impairments	(1)	-	-		(1)	-	-

Other income / (charges)	(6)	(68)	91%		(5)	(61)	91%
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	16	(31)	-		14	(27)	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	2	3	(38%	)	2	3	(37%	)

Income tax	(30)	(3)	-		(27)	(3)	-

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(2)	(3)	38%		(2)	(3)	37%
Net income	(14)	(33)	58%		(13)	(30)	58%

Life insurance gross premiums	1,240	1,902	(35%	)	1,121	1,713	(35%	)

Accident and health insurance premiums	115	117	(2%	)	104	105	(1%	)
Total gross premiums	1,355	2,019	(33%	)	1,225	1,819	(33%	)

Investment income	257	216	19%		232	194	19%

Fees and commission income	67	69	(3%	)	61	62	(3%	)

Total revenues	1,680	2,304	(27%	)	1,517	2,076	(27%	)

Commissions and expenses	257	268	(4%	)	232	242	(4%	)

of which operating expenses	161	143	13%		146	129	13%

[1]	Formerly known as ‘Aegon Direct & Affinity Marketing Services’.

Annual Report on Form 20-F 2016

Business overview Results of operations – Asia	71

New life sales	Amounts in USD millions				Amounts in EUR millions

High net worth businesses	88	151	(42%	)	79	136	(42%	)

Aegon Insights	-	1	(64%	)	-	1	(64%	)

Strategic partnerships	54	41	31%		49	37	32%
Total recurring plus 1/10 single	142	193	(26%	)	128	173	(26%	)

Gross deposits (on and off balance)	Amounts in USD millions				Amounts in EUR millions

Strategic partnerships - China	7	5	43%		6	4	43%

Strategic partnerships - Japan	330	448	(26%	)	298	404	(26%	)
Total gross deposits	337	453	(26%	)	304	408	(25%	)

	Amounts in USD millions				Amounts in EUR millions

New premium production accident and health insurance	19	31	(40%	)	17	28	(40%	)

	Weighted average rate
Exchange rates Per 1 EUR	2016	2015
US dollar	1.1069	1.1100
Chinese Yuan Renminbi	7.3364	6.9598

72	Business overview Results of operations – Asia

Results 2016 Asia

Net loss in 2016 amounted to USD 14 million, which was mainly driven by the increase in ownership from 26% to 49% in Aegon’s strategic partnership in India compared with 2015, hedging losses in the variable annuity business in Japan, and relatively high profits for tax purposes and limited tax benefits on losses. Underlying earnings before tax remained stable in 2016 compared with 2015 mainly as the result of higher underlying earnings before tax from the High Net Worth business offset by increased ownership in India. Gross deposits decreased to USD 337 million in 2016 compared with USD 453 million in 2015 primarily due to a pricing change on variable annuities in Japan to maintain profitability of new sales. New life sales for 2016 of USD 142 million mainly related to universal life products sold out of Hong Kong and Singapore.

Net income

Net loss in 2016 amounted to USD 14 million. Net losses improved from a loss of USD 33 million in 2015 mainly due to the non-recurrence of one-time charges in 2015 of USD 68 million primarily the result of a more detailed approach to modeled reinsurance premiums. Fair value losses increased compared with 2015 due to hedging as a result of the variable annuity business in Japan. The non-recurrence of charges and fair value losses were partially offset by higher income tax compared with 2015 due to the strong performance of Asia’s high net worth business out of Hong Kong and Singapore and limited tax benefits on losses in Strategic partnerships.

Underlying earnings before tax

In Asia, underlying earnings before tax remained stable at USD 23 million in 2016 compared with 2015.

◆	Underlying earnings before tax from the high net worth businesses in Hong Kong and Singapore increased to USD 61 million in 2016, compared with USD 45 million in 2015. This increase was mainly the result of favorable mortality experience compared with 2015.
◆	Underlying earnings before tax in Aegon Insights decreased to USD 1 million in 2016 compared with USD 5 million in 2015 due to lower production in Indonesia as a result of rationalizing sales campaigns and unfavorable currency movements.
◆	Losses from Strategic partnerships increased to USD 39 million in 2016 compared with USD 27 million in 2015 mainly a result of the increase in ownership from 26% to 49% in India, which is currently loss-making.

Commissions and expenses

Commissions and expenses decreased by 4% in 2016 compared with 2015 to USD 257 million driven by lower production levels. Operating expenses increased by 13% in 2016 compared with 2015 to USD 161 million. The increase in operating expenses was mainly driven by the investment made to support future growth, together with the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. On a comparable basis, operating expenses increased by 5% compared with 2015.

Production

New life sales decreased by 26% in 2016 to USD 142 million compared with 2015.

◆	In the high net worth businesses in Hong Kong and Singapore, new life sales were down 42% to USD 88 million in 2016 compared with USD 151 million in 2015. This decrease was mainly the result of lower sales of universal life products as Aegon adhered to its strict pricing policy in the low interest rate environment.
◆	New life sales in Strategic partnerships were up 31% to USD 54 million in 2016 compared with 2015 due to a strong increase from sales in China mainly driven by the continued success of the whole life critical illness product and successful launch of a universal life product in the bank channel. The increase in China in 2016 compared with 2015 was partly offset by the strategic decision to exit the agency distribution channel in India in order to move to a digital distribution model.

Gross deposits in Asia declined to USD 337 million in 2016 compared with USD 453 million in 2015. This was the result of a pricing change on the Japanese Yen-denominated variable annuity in order to maintain profitability of new sales.

New premium production in Asia’s accident & health declined 40% in 2016 compared with 2015 to USD 19 million, driven by the rationalization of unprofitable sales campaigns in Aegon Insights, especially in Indonesia.

Annual Report on Form 20-F 2016

Business overview Results of operations – Asia	73

Results 2015 Asia

	Amounts in USD millions				Amounts in EUR millions
	2015	2014	%		2015	2014	%
Net underlying earnings	(4)	(34)	89%		(3)	(26)	87%

Tax on underlying earnings	27	12	130%		24	9	176%

Underlying earnings before tax by business / country

High net worth businesses	45	17	170%		40	13	-

Aegon Insights1)	5	(2)	-		5	(1)	-

Strategic partnerships	(27)	(38)	27%		(25)	(29)	15%
Underlying earnings before tax	23	(23)	-		20	(17)	-

Fair value items	7	4	108%		7	3	150%

Gains / (losses) on investments	7	6	13%		7	5	35%

Net impairments	-	(1)	73%		-	(1)	68%

Other income / (charges)	(68)	5	-		(61)	4	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(31)	(9)	-		(27)	(7)	-

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	3	(3)	-		3	(2)	-

Income tax	(3)	(12)	76%		(3)	(9)	71%

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(3)	3	-		(3)	2	-
Net income	(33)	(21)	(57%	)	(30)	(16)	(89%	)

Life insurance gross premiums	1,902	1,458	30%		1,713	1,097	56%

Accident and health insurance premiums	117	136	(14%	)	105	102	3%
Total gross premiums	2,019	1,594	27%		1,819	1,199	52%

Investment income	216	164	31%		194	124	57%

Fees and commission income	69	70	(1%	)	62	53	18%

Total revenues	2,304	1,829	26%		2,076	1,376	51%

Commissions and expenses	268	256	5%		242	192	26%

of which operating expenses	143	146	(2%	)	129	110	17%

[1]	Formerly known as ‘Aegon Direct & Affinity Marketing Services’.

74	Business overview Results of operations – Asia

New life sales	Amounts in USD millions				Amounts in EUR millions

High net worth businesses	151	123	23%		136	93	47%

Aegon Insights	1	4	(86%	)	1	3	(83%	)

Strategic partnerships	41	24	68%		37	18	101%
Total recurring plus 1/10 single	193	152	27%		173	114	52%

Gross deposits (on and off balance)	Amounts in USD millions				Amounts in EUR millions

Strategic partnerships - China	5	4	38%		4	3	65%

Strategic partnerships - Japan	448	695	(36%	)	404	523	(23%	)
Total gross deposits	453	699	(35%	)	408	526	(22%	)

	Amounts in USD millions				Amounts in EUR millions

New premium production accident and health insurance	31	30	3%		28	23	24%

	Weighted average rate
Exchange rates Per 1 EUR	2015	2014
US dollar	1.1100	1.3288
Chinese Yuan Renminbi	6.9598	8.1902

Annual Report on Form 20-F 2016

Business overview Results of operations – Asia	75

Results 2015 Asia

Net loss in 2015 amounted to USD 33 million, which was mainly driven by Other charges. Higher underlying earnings before tax in 2015 of USD 23 million compared with a loss of USD 23 million in 2014 were mainly the result of higher underlying earnings before tax from the High Net Worth business. Gross deposits decreased to USD 453 million in 2015 compared with USD 699 million in 2014 primarily due to a pricing change on variable annuities in Japan to maintain profitability of new sales. New life sales of USD 193 million in 2015 mainly related to universal life products sold out of Hong Kong and Singapore.

Net income

Net loss in 2015 amounted to USD 33 million. Net losses increased in 2015 compared with USD 21 million in 2014 mainly due to other charges of USD 68 million, that were primarily the result of a more detailed approach to modeled reinsurance premiums. The charges in 2015 were partially offset by a fair value gain relating to hedging results, gains on investments and the strong performance of Asia’s high net worth business out of Hong Kong and Singapore.

Underlying earnings before tax

In Asia, underlying earnings before tax increased to USD 23 million in 2015 compared with a loss of USD 23 million in 2014.

◆	Underlying earnings before tax from the high net worth businesses in Hong Kong and Singapore increased to USD 45 million in 2015, compared with USD 17 million in 2014. This increase was mainly the result of higher policy fees.
◆	Underlying earnings before tax in Aegon Insights increased to USD 5 million in 2015 compared with a loss of USD 2 million in 2014 driven by the divestment of its activities in Hong Kong and the restructuring of the Australian business.
◆	Losses from Strategic partnerships improved to USD 27 million in 2015 compared with USD 38 million in 2014 due to lower new business strain in Japan, a more profitable product mix in China and lower expenses.

Commissions and expenses

Commissions and expenses increased by 5% in 2015 compared with 2014 to USD 268 million. Operating expenses decreased by 2% in 2015 compared with 2014 to USD 143 million. The decrease in operating expenses was mainly due to restructuring of Aegon Insights, partly offset by higher expenses in TLB, as a result of higher employee expenses to support growth.

Production

New life sales increased by 27% in 2015 to USD 193 million compared with 2014.

◆	In the high net worth businesses in Hong Kong and Singapore, new life sales were up 23% to USD 151 million in 2015 compared with 2014. This increase was mainly the result of higher sales of universal life products.
◆	New life sales in Strategic partnerships were up 68% to USD 41 million in 2015 compared with 2014 due to a strong increase from sales in China mainly driven by the continued success of the whole life critical illness product.

Gross deposits in Asia declined to USD 453 million in 2015 compared with USD 699 million in 2014. This was the result of management actions in Q2 2015 to lower commissions on variable annuities in Japan to maintain profitability of new sales.

New premium production in Asia’s accident & health and general businesses remained stable in 2015 compared with 2014 at USD 31 million, driven by continued strong performance of fee-based health sales in Aegon Insights.

76	Business overview Results of operations – Asia

Overview of Asia

Aegon Asia operates through three major joint ventures in India, Japan and the People’s Republic of China (hereafter referred to as ‘China’), in addition to several wholly-owned subsidiaries, including Aegon’s businesses in Hong Kong and Singapore that serve the high-net worth segment.

Organizational structure

◆	Aegon’s main operating companies in Asia (including Aegon’s ownership percentages) are:
◆	Aegon THTF Life Insurance Co. Ltd. (50%);
◆	Aegon Life Insurance Co. Ltd. (49%);
◆	Aegon Sony Life Insurance Co. Ltd. (50%);
◆	SA Reinsurance Ltd. (50%);
◆	Transamerica Life (Bermuda) Ltd. (TLB) (wholly-owned); and
◆	Aegon Insights (various wholly-owned legal entities).

Joint ventures

Aegon operates in China through a joint venture with Tsinghua Tongfang Co. Ltd (THTF). The name of the joint venture is Aegon THTF Life Insurance Co. Ltd. (Aegon THTF). Aegon THTF is licensed to sell both life insurance and accident and health products in China. The Company has expanded its network of offices and business in China since 2003. Having obtained 12 provincial licenses, its geographic presence provides access to a potential market of over 652 million people, primarily in the coastal provinces of eastern China.

Aegon has been operating in India through its joint venture life insurance company, Aegon Life Insurance Co. Ltd (Aegon Life), since 2008, and its current joint venture partner is Bennett, Coleman & Co. Ltd. (BCCL). The joint venture today has a distribution network across 45 cities and 19 states in India.

Since 2009, Aegon has been operating in Japan through a joint venture with Sony Life, one of Japan’s leading insurance companies, named Aegon Sony Life Insurance Co., Ltd. (Aegon Sony Life). The primary focus of Aegon Sony Life is annuity sales in Japan. Aegon and Sony Life also jointly established a reinsurance company, SA Reinsurance Ltd. (SARe), to provide Aegon Sony Life with greater flexibility in the pricing and design of its annuity products. Launched in 2010 and based in Bermuda, SARe manages the guaranteed benefit risks of Aegon Sony Life’s products.

Wholly-owned subsidiaries

Transamerica Life Bermuda and its predecessors have been serving customers in Asia for over 80 years. TLB today primarily serves the high-net-worth market in Asia through its branches in Hong Kong and Singapore.

Aegon Insights is a marketing and distribution services business in the Asia-Pacific region. This business was rebranded as Aegon Insights on November 8, 2016, having previously been known as Aegon Direct and Affinity Marketing Services or ADAMS. Aegon Insights first established operations in Australia in 1998, and currently maintains active operations in Japan, Thailand, Indonesia and China.

Overview of sales and distribution

In China, Aegon THTF has a multi-channel distribution strategy. Current distribution channels include agency, brokerage, banks, direct marketing, group and e-sales.

In India, Aegon Life restructured its distribution strategy in August 2016 in order to focus on selling protection and unbundled savings products through a direct-to-customer distribution model. This model includes an e-sales channel, a direct sales force, and third party distribution (for instance aggregators and e-commerce partners) to complement and assist the e-sales channel.

Aegon Sony Life in Japan has two distribution channels: the Sony Life Planner channel (operated by Sony Life), and the bank distribution channel. By December 2016, Aegon Sony Life had entered into distribution partnerships with 2 mega banks, 25 regional banks and Japan Post Bank, in addition to Sony Life’s Life Planner distribution of over 4,700 agents.

TLB distributes its products through relationships with private banks and local and international brokers.

Aegon Insights is a leading specialist in insurance marketing consultancy of protection products across Asia Pacific. It offers data-driven and customer-focused marketing, together with distribution solutions, to business partners across the insurance marketing value chain.

Overview of business lines

High net worth businesses

TLB’s main products consist of USD denominated universal life and USD term plans for the high-net-worth market. Universal life is TLB’s key product to meet the needs of high-net-worth individuals for estate planning.

Annual Report on Form 20-F 2016

Business overview Results of operations – Asia	77

In addition to the universal life products, term products are offered to high-net-worth customers, with protection at guaranteed level premiums for up to 30 years.

Aegon Insights

Aegon Insights primarily works with local insurers to develop marketing and distribution solutions that are tailored to the needs of specific markets and customers. Revenue is primarily generated through reinsurance arrangements and fee income from marketing services and product distribution.

Strategic partnerships

In China and India, Aegon provides a broad range of life insurance products including unit-linked, universal life, and traditional life products. Aegon also offers variable annuities in Japan through Aegon Sony Life.

In China, Aegon THTF’s agency and broker channels primarily sell whole-life critical illness products, while the agency channel also offers participating endowment products. Regular premium critical illness, participating endowment and single premium universal life are the key products offered in the bancassurance channel. Telemarketers largely sell return of premium products, while the e-sales channel is currently focused on offering protection products. Aegon THTF also offers non-life products (primarily consisting of short-term accident and short-term health products) through all channels. Non-life sales are, however, concentrated in the group channel, where the main products are group medical policies.

In Japan, Aegon Sony Life sells variable annuities in JPY, USD and AUD. These products typically provide a guaranteed minimum death benefit along with either a lifetime withdrawal benefit or a guaranteed minimum accumulation benefit.

Since 2010, SARe has assumed the risk on all minimum guarantees offered on Aegon Sony Life’s variable annuity products.

In India, Aegon Life offers term plans, traditional individual participating products, traditional pension participating products, traditional non-participating savings products, and unit-linked plans through e-sales and direct sales force channels.

Competition

China: Aegon THTF1

As of November 30, 2016, there were 76 life insurance companies in the market, including 48 domestic life companies and 28 foreign life insurers. Based on total premium income, Aegon THTF ranked fifty-fifth among life insurance companies and seventeenth among foreign life companies in China. Aegon THTF’s market share among foreign-invested companies was 1.3% in terms of total premium.

India: Aegon Life2

There were 24 licensed life insurers in India at the end of December 2016. While the state-owned Life Insurance Corporation of India continues to maintain a dominant share of new business premiums (April 2016 to December 2016), private sector companies have shown double-digit growth to garner more than 22% of the individual recurring new business premiums written. Aegon Life India ranked twenty-third in the individual recurring premium market (April 2016 to December 2016).

Japan: Aegon Sony Life

There are eight active companies in Japan’s variable annuities market. In 2016, Aegon Sony Life was ranked second in the market behind Dai-ichi Frontier.

Hong Kong and Singapore: TLB

TLB’s main competitors in Hong Kong and Singapore are local and global providers for the high-net-worth market, such as HSBC Life, AIA, Manulife Bermuda, and Sun Life Bermuda.

Asia: Aegon Insights

The use of direct marketing in the insurance industry is growing due to economic pressure on traditional distribution channels and changes in customer behavior. For this reason, multinational insurers across the region are increasing their marketing capabilities. There is also an increasing awareness of the effectiveness of data-driven marketing among other marketing service providers that are active in the region.

Regulation and supervision

China: Aegon THTF

The insurance industry in China is regulated by the China Insurance Regulatory Commission (CIRC). On January 1, 2016, a new solvency regime, China Risk Oriented Solvency System (C-ROSS), was formally implemented. C-ROSS is a risk-based solvency system, similar to that of Solvency II, which adopts a three-pillar solvency framework aimed at improving risk management and capital efficiency. Additional market-oriented reforms were introduced during the year, such as allowing qualified insurers to be listed in a new third board for small to medium size insurers, and strengthening restrictions on insurance asset management. CIRC also focused on improving the livelihood of urban and rural residents by financing qualified commercial insurance companies to offer critical illness products to these residents.

India: Aegon Life

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policy holders.

1	Source: CIRC, www.circ.gov.cn/web/site0/tab5168/info4054427.htm.Webpage visited February 24, 2017.
2	Source: Life Insurance Council, www.lifeinscouncil.org/industry%20information/nbp.aspx.Webpage visited February 24, 2017.

78	Business overview Results of operations – Asia

The IRDAI is very active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. Steps initiated by the IRDAI during 2016 include: the issuance of e-insurance policy, investment regulation, and guidelines on revised corporate governance circular on Central KYC records registry.

Japan: Aegon Sony Life

The Financial Services Agency (FSA) is the government agency that supervises all insurance companies in Japan. New products and major product amendments are filed with, and approved by, the FSA, in addition to general policy provisions, statements of business procedure, and pricing and valuation.

The Insurance Business Act was revised with respect to market conduct rules, emphasizing fiduciary duty of insurance companies, and implemented in May 2016. Two main revisions were: the establishment of basic solicitation rules for providing information to customers, and for obtaining an understanding and confirmation of the customers’ intent when purchasing insurance products to prohibit improper conducts by solicitors; and the implementation of an internal control system to ensure proper conduct of business by agents.

Hong Kong and Singapore: TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the integrated regulator of the financial services sector in Bermuda. TLB’s Asia branches are located in Hong Kong and Singapore. The insurance industry in Hong Kong is regulated by the Office of the Commissioner of Insurance (OCI). Changes to the Insurance Companies Ordinance in 2015 provide for the establishment of a new independent insurance authority (IIA). The new IIA will take over the regulation of insurance companies and insurance intermediaries from the three Self-Regulatory Organizations (SROs) through a statutory licensing regime in the next two to three years.

The insurance industry in Singapore is regulated by the Monetary Authority of Singapore (MAS). The MAS is an integrated regulator that oversees all banks, insurers, capital market intermediaries and financial advisors in Singapore.

Asia: Aegon Insights

A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include: marketing/ consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of a number of activities undertaken by entities licensed by Aegon Insights. These regulators include the FSA in the Japan, the Office of Insurance Commission in Thailand, the Australian Securities & Investments Commission in Australia, and the Confederation of Insurance Brokers in Hong Kong. Aegon Insights keeps abreast of all changes or proposed changes to regulations governing personal data in all of its markets.

Where appropriate, it also implements industry standard compliance programs, such as Payment Card Industry Compliance in Australia and Privacy Mark in Japan.

Asia

Solvency II requirements became effective for Aegon Group as of January 1, 2016. Aegon’s Asian activities are included in the Aegon Group Solvency II ratio through Deduction & Aggregation. For TLB and Japan, Deduction & Aggregation is applied using available and required capital as per the local capital regime. The regulatory regime of Bermuda and Japan were granted provisional equivalence on December 7, 2015. The other units in Asia (India and China) are included under Deduction & Aggregation based on Solvency II.

Asset liability management (ALM)

China: Aegon THTF

Aegon THTF has a board-level Investment and Risk Committee (IRC), together with an Investment Committee and Risk and Capital Committee at management-level. Regular review of risk and capital requirements is conducted in these committees to monitor asset and liability mismatch risk, investment risk and the solvency position. Based on the payment structure and term of insurance liabilities, Aegon THTF invests in corporate bonds, government bonds, bank deposits, debt projects, or other fixed income assets to match liabilities. Operating and shareholders’ equity funds may be invested in mutual funds, stocks, money market funds and bond repurchases in order to enhance investment returns.

India: Aegon Life

Aegon Life has a board-level Investment Committee (IC), a board-level Risk Management Committee (RMC), and a management-level Asset & Liability Management Committee (ALCO) that coordinates the Company’s strategy on product design and pricing. The IC and RMC meet quarterly, while the ALCO meets monthly. An Enterprise Risk Management report that covers ALM-related issues is presented to the RMC each quarter. Quarterly and annual ALM reports are also prepared for the Indian insurance regulator.

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

Annual Report on Form 20-F 2016

Business overview Results of operations – Asia	79

Hong Kong and Singapore: TLB

At TLB, there is a management-level RCC and a management-level IC that reports to the Board. Regular reviews of risk and capital matters are conducted by the RCC, while the IC focuses on the areas of investment performance and compliance, and mismatch risk.

Asia: Aegon Insights

Aegon Insights’ assets are managed by Aegon USA Investment Management, LLC in the United States in a pool of assets backing similar liabilities. ALM is performed as part of asset portfolio management.

Reinsurance ceded

China: Aegon THTF

Aegon THTF shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Most of the individual morbidity risks are reinsured by Hannover Re and China Re in quota share. The group products are mainly reinsured by Hannover Re. Aegon THTF reviews the reinsurance structure regularly, and adjusts it based on claims experience and its risk acceptance capability.

India: Aegon Life

Reinsurance arrangements are regulated by the IRDAI. Aegon Life primarily reinsures the mortality and morbidity risks of its policies sold with Reinsurance Group of America (RGA). For specific products, reinsurance treaties are entered into with other major reinsurance companies such as Munich Re and Swiss Re.

Japan: Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on variable annuities with SARe.

In April 2014, Aegon Sony Life entered into a Surplus Relief reinsurance contract with RGA Re on a local statutory basis only. Surplus Relief provides relief from acquisition cost recovery risk.

Hong Kong and Singapore: TLB

TLB uses third-party mortality reinsurance for its universal life and traditional policies. Mortality reinsurance takes the form of yearly-renewable term excess-of-retention or quota-share arrangements. This is typically arranged through a pool of reinsurers, such as Munich Re and Swiss Re. In October 2016, TLB entered into a reinsurance treaty with Munich Re to provide further protection for the local solvency position in Singapore.

Asia: Aegon Insights

Aegon Insights’ traditional business model primarily creates value by offshore reinsurance through an Aegon risk carrier, whereby risk-based premium is acquired for the group. Aegon Insights acts as an independent marketing services provider. This enables it to form partnerships with local insurers, particularly in locations where Aegon does not have a local presence. Aegon Insights also increasingly generates fee income from its professional services.

80	Business overview Results of operations – Aegon Asset Management

Results 2016 Aegon Asset Management

Amounts in EUR millions	2016	2015	%
Net underlying earnings	99	120	(17%)
Tax on underlying earnings	50	50	(2%)

Underlying earnings before tax by business / country
Americas	55	66	(16%)
The Netherlands	14	11	28%
United Kingdom	30	32	(7%)
Rest of World	(4)	(4)	(2%)
Strategic partnerships	54	65	(17%)
Underlying earnings before tax	149	170	(12%)

Fair value items	-	-	-
Gains / (losses) on investments	3	3	8%
Net impairments	(5)	-	-
Other income / (charges)	(2)	(1)	(16%)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	145	172	(15%)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	19	(3%)
Income tax	(48)	(50)	5%
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	(19)	3%
Net income	97	121	(20%)

Management fees	503	504	-
Performance fees	34	48	(29%)
Other	63	61	3%
Total revenues	601	614	(2%)

Commissions and expenses	486	487	-
of which operating expenses	451	444	2%
Cost / income ratio	75.1%	72.3%

Amounts in EUR millions	2016	2015	%
Gross flows other third-party
Americas	4,536	2,329	95%
The Netherlands	4,656	4,080	14%
United Kingdom	4,831	7,538	(36%)
Rest of World 1)	(317)	(389)	19%
Strategic partnerships	32,660	20,165	62%
Total gross flows other third-party	46,366	33,722	37%

Net flows other third-party
Americas	499	307	63%
The Netherlands	3,669	2,897	27%
United Kingdom	(865)	3,490	-
Rest of World 1)	62	(27)	-
Strategic partnerships	(402)	1,568	-
Total net flows other third-party	2,964	8,235	(64%)
[1]	Rest of world include intragroup eliminations from internal sub-advised agreements

	Weighted average rate
Exchange rates Per 1 EUR	2016	2015
US dollar	1.1069	1.1100
Pound sterling	0.8187	0.7256
Hungarian forint	310.9128	309.3147
Chinese Yuan Renminbi	7.3364	6.9598

Annual Report on Form 20-F 2016

Business overview Results of operations – Aegon Asset Management	81

Results 2016 Aegon Asset Management

Net income in 2016 decreased compared with 2015 to EUR 97 million as a result of lower underlying earnings before tax compared with 2015. Lower underlying earnings before tax in 2016 compared with 2015 was mainly the result of lower underlying earnings before tax in 2016 compared with 2015 from Aegon’s Chinese asset management joint venture AIFMC due to the normalization of performance fees. Gross flows in other third-party asset management increased by 37% to EUR 46 billion in 2016 compared with 2015, mainly driven by higher gross inflows in the US, the Netherlands and Strategic partnerships.

Net income

Net income in 2016 declined 20% compared with 2015 to EUR 97 million. This was mainly driven by lower underlying earnings before tax in 2016 compared with 2015.

Underlying earnings before tax

Underlying earnings before tax decreased by 12% in 2016 compared with 2015 to EUR 149 million. This decline was mainly driven by lower underlying earnings before tax in 2016 compared with 2015 from Aegon’s Chinese asset management joint venture AIFMC due to the normalization of performance fees.

◆	Americas underlying earnings before tax decreased to EUR 55 million in 2016, compared with EUR 66 million in 2015, as higher transactional fee income was more than offset by lower management fee income in 2016 compared with 2015, and increased employee and project-related expenses.
◆	Underlying earnings before tax from the Netherlands in 2016 increased EUR 3 million to EUR 14 million compared with 2015, mainly driven by higher management fee income which were only partly offset by higher expenses in 2016 compared with 2015.
◆	Underlying earnings before tax from the United Kingdom amounted to EUR 30 million in 2016, a decrease from the EUR 32 million level in 2015. Lower expenses in 2016 compared with 2015 were more than offset by adverse currency movements and lower fee income mainly resulting from the sale of the majority of the UK annuity book.
◆	Rest of World underlying earnings before tax in 2016 remained stable compared with 2015 at a loss of EUR 4 million.
◆	Underlying earnings before tax from Strategic partnerships decreased with EUR 11 million compared with 2015 to EUR 54 million in 2016. This was the result of lower performance fee income at AIFMC compared with 2015 and adverse currency movements, partly offset by higher underlying earnings before tax in 2016 compared with 2015 related to the inclusion of La Banque Postale Asset Management.

Commissions and expenses

Operating expenses increased by 2% in 2016 compared with 2015 to EUR 451 million. This increase was mainly the result of higher employee related expenses in 2016 compared with 2015 due to increased headcount to support growth strategy and the inclusion of costs related to the partnership with La Banque Postale Asset Management, which was only partly offset by currency movements. As a result of higher expenses and lower net income in 2016 compared with 2015, the cost/income ratio in 2016 increased by 3 percentage points to 75% compared with 2015. Annualized operating expenses as a percentage of average assets under management remained in 2016 stable compared with 2015 at 13 basis points.

Production

Gross inflows in other third-party increased by 37% in 2016 to EUR 46.4 billion compared with 2015. This was mainly the result of higher gross flows in AIFMC in 2016 compared with 2015, which were mainly driven by higher recognized gross inflows, the acquisition of La Banque Postale Asset Management, and higher gross flows in the US and the Netherlands.

Net other third-party inflows in 2016 decreased compared with 2015 to EUR 3.0 billion, as higher net flows in 2016 compared with 2015 in mainly the Netherlands were more than offset by net outflows in the United Kingdom and AIFCM.

Assets under management

Assets under management decreased by EUR 14 billion in 2016 to EUR 332 billion compared with the start of 2016. Favorable market movements and net inflows in other third-party were more than offset by outflows in affiliates, due to a contract loss in the US, outflows in the general account, primarily resulting from the divestment of the majority of the annuity book in the United Kingdom, and unfavorable currency movements.

82	Business overview Results of operations – Aegon Asset Management

Results 2015 Aegon Asset Management

Amounts in EUR millions	2015	2014	%
Net underlying earnings	120	80	51%
Tax on underlying earnings	50	36	41%
Underlying earnings before tax by business / country
Americas	66	51	30%
The Netherlands	11	18	(40%)
United Kingdom	32	27	18%
Rest of World	(4)	(6)	37%
Strategic partnerships	65	25	156%
Underlying earnings before tax	170	115	48%

Fair value items	-	-	-
Gains / (losses) on investments	3	1	-
Net impairments	-	-	-
Other income / (charges)	(1)	(1)	(38%)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	172	115	49%
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	8	145%
Income tax	(50)	(36)	(41%)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	(8)	(145%)
Net income	121	79	53%

Management fees	504	385	31%
Performance fees	48	12	-
Other	61	54	14%
Total revenues	614	450	36%

Commissions and expenses	487	368	32%
of which operating expenses	444	339	31%
Cost / income ratio	72.3%	75.3%

Amounts in EUR millions	2015	2014	%
Gross flows other third-party
Americas	2,329	3,123	(25%)
The Netherlands	4,080	2,542	60%
United Kingdom	7,538	5,388	40%
Rest of World 1)	(389)	507	-
Strategic partnerships	20,165	7,780	159%
Total gross flows other third-party	33,722	19,340	74%

Net flows other third-party
Americas	307	402	(24%)
The Netherlands	2,897	1,731	67%
United Kingdom	3,490	(1,615)	-
Rest of World 1)	(27)	393	-
Strategic partnerships	1,568	3,304	(53%)
Total net flows other third-party	8,235	4,215	95%
[1]	Rest of world include intragroup eliminations from internal sub-advised agreements

	Weighted average rate
Exchange rates Per 1 EUR	2015	2014
US dollar	1.1100	1.3288
Canadian dollar	1.4173	1.4667
Pound sterling	0.7256	0.8061
Hungarian forint	309.3147	308.3758
Chinese Yuan Renminbi	6.9598	8.1902

Annual Report on Form 20-F 2016

Business overview Results of operations – Aegon Asset Management	83

Results 2015 Aegon Asset Management

Net income in 2015 increased to EUR 121 million compared with 2014 as a result of higher underlying earnings before tax. Higher underlying earnings before tax in 2015 compared with 2014 were mainly the result of growth of third-party asset balances, favorable currency movements and one-off performance fees. Gross flows in third-party asset management increased by 74% to EUR 34 billion in 2015 compared with 2014 driven by record-high inflows.

Net income

Net income in 2015 increased 53% to EUR 121 million compared with 2014. This was mainly driven by higher underlying earnings before tax in 2015 compared with 2014.

Underlying earnings before tax

Underlying earnings before tax increased by 48% in 2015 compared with 2014 to EUR 170 million, as higher underlying earnings before tax in the Americas, the United Kingdom and Strategic partnerships were only partly offset by lower underlying earnings before tax in the Netherlands.

◆	Underlying earnings before tax from the Americas increased by 30% to EUR 66 million in 2015 compared with 2014. This increase was primarily driven by favorable currency movements and lower employee expenses, partly offset by project-related expenses.
◆	Underlying earnings before tax from the Netherlands decreased to EUR 11 million in 2015, compared with EUR 18 million in 2014, as higher management fee income and positive Dutch Mortgage Fund flows were offset by higher employee and project-related expenses.
◆	Underlying earnings before tax from the United Kingdom increased to EUR 32 million in 2015 from EUR 27 million in 2014. This increase was a result of absolute return fund sales and favorable currency movements, partly offset by increased expenses due to growth of the business.
◆	Underlying earnings before tax from Rest of World improved to a loss of EUR 4 million in 2015 compared with a loss of EUR 6 million in 2014, as higher management and performance fee income in Central & Eastern Europe were more than offset by expenses at the Holding.
◆	Underlying earnings before tax from Strategic partnerships increased to EUR 65 million in 2015 compared with EUR 25 million in 2014. This was mainly the result of the first time inclusion of underlying earnings before tax from Aegon’s partnership with La Banque Postale Asset Management and higher performance and management fees in AIFMC, of which performance fees totaled EUR 35 million.

Commissions and expenses

Commissions and expenses increased by 32% in 2015 compared with 2014 to EUR 487 million. Operating expenses increased by 31% in 2015 compared with 2014 to EUR 444 million. The increase in operating expenses in 2015 compared with 2014 was mainly the result of growth of the business, currency movements and project-related expenses.

Production

Gross third-party flows increased by 74% to EUR 33.7 billion in 2015 compared with 2014. This increase was due to higher flows in the Dutch Mortgage Fund, higher absolute return fund sales in the United Kingdom, increased flows in Chinese money market, equity and bond funds and the inclusion of Aegon’s share in La Banque Postale Asset Management’s flows.

Third-party net flows were up 95% in 2015 compared with 2014 to EUR 8.2 billion, as higher net flows in the Netherlands and the United Kingdom more than offset lower net flows in 2015 compared with 2014 from money market funds in China.

Assets under management

Assets under management increased by EUR 43 billion in 2015 to EUR 346 billion compared with the start of 2015. This was primarily driven by third-party net flows, the inclusion of Aegon’s share in La Banque Postale Asset Management and favorable currency movements, partially offset by outflows in the general account and in the affiliate business.

84	Business overview Results of operations – Aegon Asset Management

Overview of Aegon Asset Management

Aegon Asset Management is an active investment manager that uses its investment management expertise to help people achieve a lifetime of financial security.

Organizational structure

Aegon Asset Management is a provider of investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, Hong Kong, Hungary and Spain. It operates under three main brands:

◆	Aegon Asset Management specializes in providing clients with a range of high-quality investment solutions across asset classes, including fixed income, equities, real estate, absolute return, liability-driven, and multi-asset and balance sheet solutions. A long and successful history of partnership with Aegon’s insurance businesses has enabled Aegon Asset Management to establish experienced investment teams, a solid asset base and proven long-term records;
◆	Kames Capital is a UK-based asset management company that provides fixed income, equities, real estate and multi-asset solutions to both UK and international clients; and
◆	TKP Investments is a Netherlands-based fiduciary manager that is recognized for its manager selection and tailored advice on balance sheet solutions for the pension market.

In addition, Aegon Asset Management operates two key Strategic partnerships:

◆	In China, Aegon Asset Management owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based asset manager that offers mutual funds, segregated accounts and advisory services; and
◆	In France, Aegon Asset Management owns 25% of La Banque Postale Asset Management. La Banque Postale Asset Management offers a comprehensive range of investment strategies to French institutional clients, and to private investors through La Banque Postale group’s retail banking network.

Aegon Asset Management’s main operating entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V. (the Netherlands), TKP Investments B.V. (the Netherlands), Kames Capital plc (United Kingdom) and Aegon Hungary Asset Management Company Zrt. Depending on regulatory requirements and the local business environment, boards of local operating entities may include oversight through independent non-executive directors.

Strategic direction and global oversight of business performance is executed by the Board of Aegon Asset Management, which has both global and local roles and responsibilities. The Board (AAM) is supported by the Governance Risk & Compliance Committee (AAM) and its Human Resources Committee (AAM), along with the Global Product Committee and the Global Steering Committee, which focuses on strategy execution. Members of the Board (AAM) are appointed by Aegon N.V. The Risk Advisory Committee and Remuneration Committee support Aegon’s oversight of AAM.

Overview of sales and distribution channels

Aegon Asset Management uses a variety of sales and distribution channels in the Americas, Europe and Asia. These include among others: affiliated companies, direct to institutional clients, independent investment advisors, investment consultants, joint ventures and third-party investment platforms.

Overview of business lines

Aegon Asset Management has three distinct business lines.

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

The majority of third-party business sourced through affiliates consists of funds sold by Aegon insurers through which the policyholder’s return is determined by the investment return of the fund. These funds have various legal structures, and are usually managed against a benchmark or peer group target. The main asset classes include fixed income, equities, real estate, mortgage loans and alternatives. In the United States and the United Kingdom, a significant element of Affiliate Sales is conducted on an open architecture basis, where Aegon Asset Management competes with external fund managers.

For third-party business sourced externally, Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The main asset classes are fixed income and equities, and the funds are usually managed against a benchmark or peer group target.

Annual Report on Form 20-F 2016

Business overview Results of operations – Aegon Asset Management	85

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

In the United States, Aegon Asset Management focuses on offering investors fixed income, balance sheet solutions and real estate-related strategies. It works directly with pension funds, endowments and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon Asset Management works as a sub-advisor with its insurance company affiliates and other partners in order to offer competitive and relevant strategies for its client base. It also works with consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include AllianceBernstein, BlackRock, Invesco, JP Morgan, Legg Mason, Principal, PIMCO and Prudential.

In the Netherlands, Aegon Asset Management provides a wide range of investment strategies and solutions to institutional and wholesale clients, and through its affiliated insurance company to retail clients. In the third-party institutional market, it competes with domestic and global asset managers as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, JP Morgan, Nationale Nederlande Investment Partners and Robeco.

In the United Kingdom, Aegon Asset Management focuses on offering investors fixed income, equities, real estate, multi-asset, absolute return and ethical investments. It serves institutional clients and their advisors, and is active in the wholesale market. In the UK, primary competitors include Aberdeen Asset Management, Ashmore, BlackRock, Henderson Global Investors and Standard Life Investments.

In mainland China, Aegon Industrial Fund Management Company focuses on Chinese equity, fixed income, and money market strategies. It competes against a wide range of locally-based asset managers including Alibaba’s Yuebao fund China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management.

In France, La Banque Postale Asset Management competes for private investors through La Banque Postale’s retail banking network, with a focus on new multi-asset strategies. In the institutional market, it also offers strategies from Aegon Asset Management businesses in order to compete with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, BNP Paribus Investment Partners and Natixis Global Asset Management.

Regulation and supervision

Regulation of asset management companies in general differs to that of insurers. Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is regulated by De Nederlandsche Bank (The Dutch Central Bank (DNB)) as a financial holding company according to the Dutch Financial Supervision Act. Local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM), conduct of business supervision) and DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for UK-based entities and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the US-based entity. From a regulatory perspective, the asset management activities of Aegon Asset Management in the United States do not fall under the responsibility of Aegon Asset Management Holding B.V as these entities are subsidiaries of Transamerica Corporation.

Solvency II

Solvency II requirements became effective for Aegon Group as of January 1, 2016. The EU-domiciled asset management activities are accounted for in the Group Solvency II calculation using the requirements set by the Capital Requirements Directives (CRD). Non EU-domiciled activities are accounted for using local capital requirements.

86	Business overview Risk management

Risk management

General

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. As a result, the Company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy.

Definition and tolerances

For Aegon, risk management involves:

◆	Understanding risks that the Company faces;
◆	Maintaining a company-wide framework through which the risk-return trade-off associated with these risks can be assessed;
◆	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and
◆	Monitoring risk exposures and actively maintaining oversight of the Company’s overall risk and solvency positions.

By setting certain predefined tolerances and adhering to policies that limit the overall risk to which the Company is exposed, Aegon is able to accept risk with the knowledge of potential returns and losses.

Objectives of risk management

Aegon’s risk strategy provides direction for the targeted Aegon risk profile while supporting Aegon’s business strategy. The targeted risk profile is determined by customer needs, Aegon’s competence to manage the risk, the preference of Aegon for the risk, and whether there is sufficient capacity to take the risk. Key inputs for Aegon’s risk preferences include expected returns, alignment between Aegon, counterparty and customer interests, the existing risk exposures and other risk characteristics such as diversification, the severity of the risk in an extreme market event and the speed at which risk can materialize in Aegon’s capital position, liquidity position and IFRS net income.

In addition to the targeted risk profile, risk tolerances and limits are established to ensure that Aegon maintains, at all times, a solvency and liquidity position such that no plausible scenario would cause the Company to default on its obligations to policyholders. To accomplish this, Aegon has established a number of risk criteria and tolerances as part of its risk strategy:

◆	Financial strength: ensure Aegon meets long-term obligations to policyholders, thereby enabling Aegon to compete in key markets as a financially strong global insurer;
◆	Continuity: ensure that Aegon meets policyholder obligations, even under extreme event scenarios;
◆	Culture: encourage strong risk awareness by stressing the Company’s low tolerance for operational risk. This helps to improve operational excellence and ensures that the Company is fair in its treatment of customers and other stakeholders; and
◆	Risk balance: manage the concentration of risk and encourage risk diversification within Aegon.

Aegon’s risk governance framework

Aegon has a strong culture of risk management, based on clear, well-defined risk governance; the goals of which are to:

◆	Minimize ambiguity by clearly defining roles and responsibilities and risk reporting procedures for decision makers;
◆	Institute a proper system of checks and balances, and ensure that senior management is aware of material risk exposures at all times;
◆	Manage risk in line with the targeted risk profile, including the avoidance of an over-concentration of risk in particular areas;
◆	Facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs; and
◆	Reassure external stakeholders that Aegon has appropriate risk management structures and controls in place.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units. Aegon’s risk management governance structure has four basic layers:

◆	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);
◆	The Executive Board and the Management Board;
◆	The Group Risk & Capital Committee (GRCC) and its sub-committees; and
◆	The Regional Risk & Capital Committees.

The SBRC is responsible for overseeing Aegon’s Enterprise Risk Management (ERM) framework, including risk governance and measures taken to ensure risk management is properly integrated into the Company’s broader strategy. The SBRC oversees the Company’s risk exposure as it relates to capital, earnings and compliance with Group Risk policies. It is the responsibility of the Executive Board and the Group’s Chief Risk Officer (CRO) to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity or operations of the Company. Details of members of the SBRC can be found on pages 107, 111 and 112 of this Annual Report.

Annual Report on Form 20-F 2016

Business overview Risk management	87

Aegon’s Executive Board has overall responsibility for risk management. The Executive Board adopts the risk strategy, risk governance, risk tolerance and material changes in risk methodology and risk policies. The Group’s CRO has a standing invitation to attend Executive Board meetings and a direct reporting line to the Supervisory Board to discuss ERM and related matters, and is a member of the Management Board.

The Management Board oversees a broad range of strategic and operational issues. While the Executive Board remains Aegon’s statutory executive body, the Management Board provides vital support and expertise in safeguarding Aegon’s strategic goals. The Management Board discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance and the introduction of new risk policies.

The Executive Board and Management Board are supported by the GRCC. The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring and risk management related decisions on behalf of the Executive Board in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that capital position is adequate to support financial strength, credit rating objectives and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels, as well as any potential threats to the Company’s solvency, liquidity or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC) and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, Executive Board and Management Board with framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies and assumptions.

The ERMAAC can seek advice on significant framework development work from temporary working groups comprised of subject-matter experts from across the Company’s businesses. These working groups are established by the ERMAAC, including their membership, scope of work and deliverables.

The Non-Financial Risk Committee (NFRC) exchanges information on non-financial risk matters and prepares decision making for the GRCC or relevant Board, in line with applicable governance requirements. The NFRC receives and reviews the regular reports from the regions on non-financial risk exposure, including issues related to regulatory compliance and conduct.

The Model Validation Committee (MVC) is responsible for approving all model validation reports across Aegon. This is an independent committee that reports into the GRCC and Executive Board to provide information on model integrity and recommendations for further strengthening of models.

Each of Aegon’s regions has a Risk & Capital Committee (RCC). The responsibilities and prerogatives of the RCCs are aligned with the GRCC and further set out in their respective charters, which are tailored to local circumstances.

In addition to the four basic layers described above, Aegon has an established group-wide risk function. It is the mission of the Risk Management function to ensure the continuity of the Company through safeguarding the value of existing business, protecting Aegon’s balance sheet and reputation, and through supporting the creation of sustainable value for all stakeholders.

In general, the objective of the Risk Management function is to support the Executive Board, Management Board, Supervisory Board, and regional and business unit boards in ensuring that the Company reviews, assesses, understands and manages its risk profile. Through oversight, the Risk Management function ensures the group-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and extreme conditions caused by unforeseen events.

The following roles are important in order to realize the objective of the function:

◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;
◆	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and
◆	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the following responsibilities can be distinguished:

Advising on risk-related matters:

◆	Bringing businesses together to facilitate information exchange, sharing best practices and working together on relevant case studies and external standards in order to develop, adopt and maintain relevant standards of practice throughout Aegon; and
◆	Optimizing the use of capital and growth within risk/return and consumer conduct criteria.

88	Business overview Risk management

Supporting and facilitating:

◆	Developing and maintaining the global ERM framework for identifying, measuring and managing all material risks the Company is exposed to as defined in Aegon’s risk universe and protecting Aegon’s reputation;
◆	Developing and maintaining Aegon’s risk methodology as described in the Aegon Market Consistent Reporting Manual (AMCRM);
◆	Supporting the businesses with implementing the ERM framework, risk methodology and standards of practice where needed;
◆	Supporting the Management Board in ensuring the effective operation of the ERM framework and related processes, providing subject matter expertise to businesses as appropriate and facilitating information exchange on good risk practices;
◆	Identifying and analyzing emerging risks, being input for ongoing risk strategy development and to ensure that Aegon’s risk universe remains up to date;
◆	Designing the Solvency II PIM[1], including the validation thereof. Model validation ensures independent review of methodology, assumptions, data, testing, production, reporting and use of the Solvency II PIM;
◆	Analyzing Solvency II PIM outputs and performance and reporting results to the Boards and relevant (Supervisory) Committees;
◆	Providing subject matter expertise from the Centers of Excellence of the global Risk Management function to business areas through review of key initiatives, transactions, programs, projects, assumptions, methodologies and results across all important paradigms;
◆	Providing assurance on the integrity of models and cash flows through model validations and maintenance of model validation policies and standards; and
◆	Promoting a strong risk management culture across Aegon, including review of performance targets and remuneration in line with the Aegon Group Global Remuneration Framework.

Challenging and monitoring:

◆	Monitoring the ERM framework and overseeing compliance with group-wide risk governance requirements, risk strategy and risk tolerances, risk policies and risk methodology, which are applicable to all businesses for which Aegon has operational control;
◆	Ensuring appropriate risk management information is prepared for use by the GRCC, the Management Board, the Executive Board and Supervisory Board;
◆	Overseeing material risk, balance sheet and business decisions taken throughout Aegon in line with established risk governance arrangements;
◆	Monitoring and reporting on risk exposures and advising the Boards and (Supervisory) Committees on risk management related matters, including in relation to strategic affairs such as corporate strategy, mergers and acquisitions and major projects and investments;
◆	Monitoring that the internal model is and remains appropriate to the Company’s risk profile and informing the Management Board and the Supervisory Board about the on-going performance, suggesting improvements;
◆	Monitoring risk exposures and risk policy compliance, including review of the Own Risk and Solvency Assessment (ORSA) and Recovery Plan defined triggers and early warning indicators;
◆	Acting as independent business partner with focus on talent development, control excellence, customer conduct, capital allocation and by providing management focused risk tools or fostering debates and proactively challenging on key business developments that may create significant exposure for example through hedging and investment remits;
◆	Providing subject matter expertise and overseeing critical business initiatives to strengthen risk management activities, to improve the risk profile and to resolve risk events and control issues noted;
◆	Embedding robust oversight and risk management culture and processes; and
◆	Protecting group capital for all stakeholders.

Aegon’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.

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

The Company’s three lines of defense are its business and support functions, the Risk Management Department, and the audit function. The Company’s first line of defense, including the business and support functions, has direct responsibility for managing and taking risk in accordance with defined risk strategy, risk tolerances and risk policies. The second line of defense – the Risk Management department, including the Operational and Conduct Risk Management function – facilitates and oversees the effectiveness and integrity of ERM across the Company. The third line of defense – the audit function – provides independent assurance opinions on the effectiveness of the internal control, risk management and governance systems.

[1] This excludes Regions not directly subject to Solvency II regulations, i.e. the Americas and Asia Regions.

Annual Report on Form 20-F 2016

Business overview Risk management	89

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

Risk management in 2016

In 2016, the risk committee structure was reviewed with the goal to further integrate governance for risk, actuarial and finance matters. The scope of the GRCC has been extended to include risk, accounting and actuarial frameworks, methodologies and assumptions and representation of the Risk function in the GRCC has also been strengthened. The former Enterprise Risk Management Committee (ERMC) has been replaced by the ERMAAC. Membership was broadened to include representatives from the Finance and Actuarial functions.

Aegon used its Solvency II PIM to measure and aggregate risks and to calculate its SCR in 2016, following regulatory approval. Under Solvency II, capital requirements can be calculated: (i) on the basis of an internal model, developed by the insurance company itself, which requires the approval of the supervisor; (ii) on the basis of a standard formula, in accordance with Solvency II rules and guidelines; or (iii) a combination of an internal model and the standard formula, a partial internal model. The Solvency II metrics are embedded in our key reports and are used for risk management purposes.

Aegon’s existing economic model for managing risk (its Economic Framework) and its ERM framework are a strong basis on which to continue to refine the Solvency II PIM. In 2016, a project was initiated to further align Aegon’s Economic Framework and the Solvency II PIM where possible.

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. The most significant risks Aegon faces are that of changes in financial markets (particularly related to fixed income credit, equity and interest rates) and underwriting risk (particularly related to longevity and policyholder behavior). The risks, whether internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. The risks can be captured in three risk categories: underwriting risks, financial risks and operational risks. Aegon’s risk appetite, which is an element of Aegon’s risk strategy, is set for these risk categories (see table below). The purpose of the risk strategy is to provide direction for the desired risk profile and to support Aegon’s business strategy. An important principle underpinning Aegon’s risk strategy is that risks are accepted, first and foremost, to meet customer needs. An integral part of devising an optimal risk strategy is analyzing the risk-return relationship of each risk. The optimization should be consistent with the requirements of all stakeholders, including policyholders, shareholders, bondholders, regulators and rating agencies. The risk strategy should also be linked with other risk and capital policies. A description of risks relating to Aegon’s businesses and risks relating to Aegon’s common shares can be found on pages 336 - 353 of this Annual Report.

Risk category	Description	Appetite

Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon’s core business and meets our customer needs.

Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, investment risk, interest rate risk and currency risk.	Low to medium - Accepted where it meets customer needs and the risk return profile is acceptable.

Operational	Operational risk results from operational failures or external events, such as processing errors, legal and compliance issues, natural or man (made disasters, and cybercrime.)	Low - Accepted to serve customer needs, but mitigated as much as possible.

Credit risk

Credit risk is the risk of economic loss due to the deterioration in the financial condition of counterparties, either through fair value losses on traded securities or through defaults on traded securities, loans and mortgages. Having a well-diversified investment portfolio means that Aegon can accept credit spread risk to earn a liquidity premium on assets that match liabilities. The focus is on high quality securities with low expected defaults because Aegon has a low appetite for default risk. In 2016, credit spreads tightened further and Aegon reduced its exposure to credit risk. Net impairments amounted to 2 basis points of general account investments in 2016, which reflects the current benign credit environment. In the UK, the majority of the annuity book was disposed of, reducing general account credit risk. In the general account investment portfolio, Aegon retained minimum exposure to peripheral European countries.

90	Business overview Risk management

Equity market risk and other investment risks

Aegon runs the risk that the market value of its investments changes. Investment risk affects Aegon’s direct investments in the general account, indirect investments on the account of policyholders and agreements where Aegon relies on counterparties, such as reinsurance and derivative counterparties Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge result in a relatively low return on capital. Aegon has experience and expertise in managing complex investment guarantees and leverages this capability by providing customers access to a range of investment strategies and guaranteed benefits. Equity markets were volatile over 2016 but closed the year flat in Europe, and up by approximately 10% in the US. Stock markets in the UK benefitted from the depreciation of GBP following the UK referendum on withdrawal from the European Union. During the year, Aegon continued to progress its program of hedging equity risk at its UK pension business, variable annuities, and US and Dutch operations in order to protect the Company against a possible deterioration in equity markets. The US business has a macro hedge in place to protect the business capital position of variable annuities against a decline in equity markets. As a result of a mismatch between US statutory and IFRS accounting, this hedge showed a negative impact on income before tax of EUR 259 million in 2016 (2015: EUR 342 million).

Interest rate risk

Aegon is exposed to interest rates as both its assets are liabilities are sensitive to movements in the long and short term interest rates as well as to changes in the volatility of interest rates. Aegon accepts interest rate risk in order to meet customer needs. However, as no spread is earned on this interest rate risk, Aegon prefers to hedge the risk to the extent possible. In 2016, 30-year swap rates in the US fell and rose over the course of the year, closing unchanged at 2.6%. Swap rates in the eurozone and UK decreased by approximately 40 bps and 75 bps, respectively, to 1.2% and 1.4%. The existing interest rate programs remained in place in 2016 for hedging guarantees in the Netherlands and the US, and long-term care business for Aegon’s operations in the US, and for its variable annuities businesses in the US, Ireland and Asia.

Currency exchange rate risk

As an international company, Aegon is exposed to different currencies and, therefore, to movements in currency exchange rates. Aegon does not, however, consider this exposure to be material from an asset liability management perspective. The Company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

Liquidity risk

Aegon needs to maintain sufficient liquidity to meet short term cash demands under normal conditions, but also in crisis situations. To that end, Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place. In 2016, Aegon retained significant holdings of cash and highly liquid assets as a precaution against potential adverse market developments. Stress tests show that available liquidity would more than match the Company’s liquidity requirements even if market conditions were to significantly deteriorate. At the end of 2016 the Company sourced additional interest rate contingent liquidity facilities to support stressed requirements in the event of a rapid rise in interest rates.

Underwriting risk

Underwriting risk relates to the products sold by Aegon’s insurance entities. It is the risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, morbidity, policyholder behavior, P&C claims and expenses. Aegon has a preference to selectively grow underwriting risk, but this needs to go hand-in-hand with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical liabilities are reviewed on a regular basis. In 2016, Aegon made several changes and updates to assumptions and models. Please refer to note 3 Critical accounting estimates and judgment in applying accounting policies for further information.

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

Annual Report on Form 20-F 2016

Business overview Risk management	91

Cyber risk

Cyber security has been recognized by Aegon as an emerging risk whereby Aegon’s digital security controls and cyber threat management program, as defined within the Company’s global information security program, are key in reducing the risk by establishing security controls that safeguard data, technology and operations as well as activities outsourced to third parties. Aegon prioritizes its commitment of significant resources to protect and continually strengthen its existing security control environment and preventive tooling to minimize impact and exposure as new cyber threats and exposures emerge. Comprehensive evaluations and scenario testing of security controls – including detection and response capabilities – are frequently performed by both internal and external experts and resulting vulnerabilities require risk based actions plans that are reported, tracked and monitored by management. Aegon has in place an experienced Global Chief Information Security Officer that has oversight of the program with direct reporting lines to the Global Chief Technology Officer who is a member of the Management Board. Regular updates are provided to Aegon’s Supervisory Board through reports given by the Global Chief Information Security Officer or Global Chief Technology Officer. Aegon takes cybercrime seriously and reasonably applies available safeguards to assure investors and customers that data, technology and operations are adequately protected.

Conduct Risk

Both industry-wide and within Aegon, cultural & behavioral elements of risks increasingly play a role within overall risk frameworks. Conduct risk refers to the risks inherent in behaviors, business and staff integrity and business culture, including, but not limited to, meeting the standards of the Aegon Market Conduct Principles. Aegon has improved several conduct policies (e.g. conflicts of interest and sanctions) and continued to strengthen the group-wide oversight of conduct risks during 2016.

92	Business overview Capital and liquidity management

Capital and liquidity management

Guiding principles

The management of capital and liquidity is of vital importance for the Aegon group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, next to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

◆	Promoting strong capital adequacy in Aegon’s businesses and operating units;
◆	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
◆	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
◆	Maintaining adequate liquidity in the operating units and at the holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
◆	Maintaining continued access to international capital markets on competitive terms.

Aegon believes these guiding principles together strengthen the Company’s ability to withstand adverse market conditions, enhance its financial flexibility, and serve both the short-term and the long-term interests of the Company, its customers and its other stakeholders.

Management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on financial strength, continuity, steering the risk balance and the desired risk culture. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of Capital

The Company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from adverse business and market conditions. The capitalization of Aegon and its operating units is managed based on the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

Regulatory capital requirements

With the introduction of the Solvency II regulatory framework on January 1, 2016, the regulatory capital requirements for EU domiciled insurance and reinsurance entities changed, as well as the regulatory capital requirements at group level for groups, such as the Aegon Group. In Aegon’s other markets, most notably in the Americas and Asia, the local regulatory capital requirements form the basis for Aegon’s internal capital management framework.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates, are not final until filed with the regulator and subject to supervisory review. Solvency II capital ratios are also still subject to final interpretations of Solvency II regulations including the assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes in the Netherlands. New guidance from the Dutch Central Bank issued in February 2017 is under review. The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the group consolidation methods available under Solvency II which are the Accounting Consolidation and Deduction & Aggregation based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions. Most notably, the local regulatory requirements of the US life insurance companies are included in the Group Solvency Ratio using 250% of the RBC Company Action Level (CAL). Aegon Bank is excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, DNB.

On December 31, 2016, Aegon’s estimated capital position was:

December 31, 2016 1), 2), 3)
Group own funds	18,112
Group SCR	11,524
Group Solvency II ratio	157%

[1]	The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review. The Group Solvency II ratio has been updated since the earlier public communications on February 17, 2017 as a result of a change in the calculation of the risk margin in the Netherlands.
[2]	The Solvency II ratios are based on Aegon’s partial internal model.
[3]	Aegon Bank is not included in the Group Solvency II ratio.

Annual Report on Form 20-F 2016

Business overview Capital and liquidity management	93

Aegon Group own funds amounted to EUR 18,112 million at December 31, 2016. During the year, capital generation by its operating units was more than offset by the impact of less favorable markets, final dividend distributed to its shareholders and the execution of the share buyback program.

Aegon Group PIM SCR amounted to EUR 11,524 million at December 31, 2016. The sale of Aegon’s annuity business in the United Kingdom and more thorough application of the volatility adjustment in Aegon the Netherlands reduced SCR, while less favorable markets resulted in additional required capital.

Under Aegon’s capital management framework, the capitalization levels of the most relevant country units are as follows:

Capitalization December 31, 2016 1), 2)
Aegon USA (Life entities) (RBC CAL)	440%
Aegon the Netherlands (Solvency II ratio)	135%
Aegon United Kingdom (Solvency II ratio)	156%

[1]	The Solvency II ratios are estimates, are not final until filed with the regulator and subject to supervisory review.
[2]	Refer to section ‘Internal capital management framework’ for Aegon’s capitalization target ranges.

Aegon Americas

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate risk-based capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the Company Action Level (CAL) risk-based capital requirement. This is the regulatory intervention level at which a company has to submit a plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2016, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was estimated to be 440% of the CAL risk-based capital requirement. As of January 1, 2016, under the new Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through Deduction & Aggregation using available and required capital as per the local capital regimes. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements of the top regulated entity. Aegon uses 250% of the local RBC Company Action Level as the SCR equivalent for including the US life insurance and reinsurance entities into the group solvency calculation.

The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these entities. The contribution of the Aegon Americas entities to the group Solvency II position on December 31, 2016 is estimated to 163%. This ratio includes the US Life insurance and reinsurance entities as well as non-regulated US entities and US holding companies.

The Americas ratio does not include a diversification benefit between the US life companies and there is no diversification benefit between US and other group entities.

Aegon the Netherlands

Aegon the Netherlands uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjustment, but does not include the use of any transitional measures. The internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor DNB as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon the Netherlands, including Aegon Bank1, on December 31, 2016, is estimated to be 135%. The solvency position of the banking activities are calculated using the CRR/CRD IV framework. Numbers and ratios related to Solvency II of Aegon the Netherlands represent Aegon’s estimate. Assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes will be reviewed following new guidance from the Dutch Central Bank issued in February 2017. At December 31, 2016, the factor of LAC-DT is 75%. The Solvency II capital ratio of the Group and Aegon the Netherlands does not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

1	Note that on a consolidated group level Aegon Bank is not included in the calculation of the Solvency II ratio.

94	Business overview Capital and liquidity management

Aegon United Kingdom

Aegon United Kingdom uses a PIM to calculate the solvency position of its insurance activities under Solvency II.

The calculation includes the use of both the matching adjustment and volatility adjustment (for the with-profits fund) in addition to transitional measures on technical provisions. The internal model of Aegon United Kingdom was approved on December 14, 2015, by the PRA as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon in the United Kingdom on December 31, 2016, is estimated to be 156%.

When Solvency II became effective at January 1, 2016, Aegon UK made use of the transitional provisions on technical provisions as allowed for under the Solvency II framework. As a result of the reinsurance transactions with Rothesay Life and L&G announced on April 11, 2016 and May 23, 2016 respectively, Aegon UK no longer uses the transitional measures on technical provisions.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table describes the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio at December 31, 2016:

	Scenario	Group		US		NL		UK
Equity markets	+20%	(1%	)	(2%	)	+2%		0%
Equity markets	-20%	(6%	)	(7%	)	(4%	)	0%
Interest rates	+100 bps	+2%		(6%	)	+11%		+16%
Interest rates	-100 bps	(18%	)	(12%	)	(15%	)	(20%	)
Credit spreads 1)	+100 bps	+2%		0%		+6%		+17%
US credit defaults 2)	~+200 bps	(17%	)	(22%	)	-		-
Dutch mortgage spreads 3)	+50 bps	(3%	)	-		(11%	)	-
Ultimate Forward Rate	-50 bps	(4%	)	-		(13%	)	-
Longevity shock	+5%	(7%	)	(2%	)	(13%	)	(4%	)
NL loss absorbency of taxes factor	-25%pts	(3%	)	-		(8%	)	-

[1]	Non-government bonds credit spreads.
[2]	Additional defaults for 1 year including rating migration of structured products.
[3]	Assumes no effect on the volatility adjustment.

Aegon is mainly exposed to movements in interest rates, credit spreads and defaults/migrations, and longevity. In the downward equity shock scenario, the benefit of a lower SCR of Aegon UK diversifies at Group, but the lower own funds do not, increasing the impact on Group. The sensitivity towards lower interest rates is mainly caused by higher SCRs of Aegon the Netherlands and Aegon UK and lower own funds in the US due to additional reserves. The upward interest rate shock scenario in the US is affected by the impact from statutory hedge losses on the recognition of DTAs. Aegon the Netherlands and Aegon UK are exposed to corporate credit spread narrowing, via the volatility adjustment and the IAS 19 discount rate respectively. Lower mortality rates increase the longevity exposed liabilities, especially for Aegon the Netherlands and Aegon UK, the latter mainly via the own pension scheme. The higher liability values decrease own funds, as longevity is only partially hedged, and increase the SCR.

Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

Agency
December 31, 2016	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK
S&P Global	A-	AA-	AA-	A+

Moody’s Investors Service	A3	A1	-	-

Fitch Ratings	A-	A+	-	A+

Annual Report on Form 20-F 2016

Business overview Capital and liquidity management	95

Internal capital management framework

In managing the capital adequacy of the group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. Under Aegon’s capital management framework the following target capitalization zones are the most relevant:

Capitalization target range
Aegon Group	140% - 170% Solvency II Capital Ratio

Aegon USA (Life entities)	350% - 450% RBC Company Action Level

Aegon the Netherlands	130% - 150% Solvency II Capital Ratio

Aegon United Kingdom	130% - 150% Solvency II Capital Ratio

The frequent monitoring of actual and forecast capitalization levels of both the Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure there is always adequate capitalization of both the Aegon Group and its operating units.

The capital management zones and the management interventions connected to these zones are set consistently throughout the Group, and illustrated in the table below.

Aegon Group	Capital management zones	European Economic Area entities	US Life entities	Capital management actions
>170% SCR	Opportunity	>150% SCR	>450% RBC	Accelerate capital redeployment and/or additional dividends.

140% - 170% SCR	Target	130% - 150% SCR)	350% - 450% RBC)	Execute capital deployment and remittances according to capital plan.

120% - 140% SCR	Caution	120% - 130% SCR)	300% - 350% RBC)	Re-assess capital plan and risk positions.)

100% - 120% SCR	Recovery	100% - 120% SCR)	100% - 300% RBC)	Re-assess capital plan and risk positions. Reduce or suspend remittances.)

<100% SCR	Regulatory plan	<100% SCR	<100% RBC	Suspension of dividends. Regulatory plan required.

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to the withdrawal of the insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of 100% of the Authorized Control Level (ACL), which is 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level around which regulators will formally require management to provide regulatory recovery plans. For the US insurance entities this is set at 100% Company Action Level (CAL) and for insurance companies in the European Union this is set at 100% SCR.

96	Business overview Capital and liquidity management

The minimum regulatory capital requirements, as viewed by Aegon, for its main operating units and the capitalization levels on December 31, 2016, are included in the following table:

Capital requirements	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement
Aegon USA (Life entities) 1), 3)	100% Company Action Level (NAIC RBC CAL)	440% of combined CAL	~EUR 7.4 bln

Aegon the Netherlands 2), 3)	100% Solvency II SCR	135% Solvency II SCR	~EUR 1.3 bln

Aegon United Kingdom 3)	100% Solvency II SCR	156% Solvency II SCR	~EUR 1.0 bln

[1]	Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.
[2]	Including Aegon Bank.
[3]	Please note, this reflects Aegon’s estimated Capitalization levels.

The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, the operating units hold additional capital in excess of the levels of the minimum regulatory solvency requirements.

In practice – and for upstreaming purposes – Aegon manages the capitalization of its operating units towards the capitalization target ranges as identified in Aegon’s capital framework, that are in excess of the minimum regulatory requirements contained in the applicable regulations and in excess of the minimum requirements as mentioned in the table above.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. These measures include the continued run-off of Aegon’s spread-based institutional business in the United States, the sale in 2015 of Aegon’s Canadian Life insurance business, and the strategic growth in fee-based business. In 2016, Aegon divested its annuity business in the UK, and reinvested part of the proceeds for the acquisition of Cofund and BlackRock’s DC business in the UK.

Extensive asset-liability management and hedging programs are also in place. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands, hedging of interest rate risk and equity risk in the Aegon’s UK business, and hedging the capital position in the Americas against adverse equity and interest rate movements. In addition, Aegon is actively involved in hedging longevity risk and continuously monitors the risk-return profile of new business written, withdrawing products that do not meet the required hurdle rates.

G-SII designation

On November 3, 2015, Aegon was first designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually, and Aegon continues to be designated at the time of publication of this annual report.

As a result of the G-SII designation, Aegon is subject to an additional layer of direct supervision at group level. Aegon has put a specific G-SII governance structure in place to ensure the G-SII requirements are met. Within 12 months of a G-SII designation, G-SIIs are required to develop a liquidity risk management plan, a systemic risk management plan, and an ex-ante recovery plan. In accordance with these requirements, Aegon submitted these plans to DNB, and to the G-SII crisis management group, that was established for Aegon. These authorities are required: to establish a crisis management group (within 6 months of G-SII designation); to enter into a cross-border cooperation agreement; to develop a resolution plan based on a resolution strategy (within 18 months); and to undertake a resolvability assessment (within 24 months). Aegon has completed this exercise.

As of 2016, G-SIIs have calculated and reported a Basic Capital Requirement (BCR) and Higher Loss Absorbing Capacity (HLA) on a confidential basis pursuant to IAIS guidelines. Furthermore, the IAIS is, at the time of publication of Aegon’s Annual Report 2016, consulting on an International Capital Standard (ICS), with the plan being to adopt ICS Version 1.0 for confidential reporting in mid-2017.

Annual Report on Form 20-F 2016

Business overview Capital and liquidity management	97

Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses.

Solvency II distinguishes between basic own funds and ancillary own funds. Aegon’s total own funds are comprised of Tier 1, Tier 2 and Tier 3 basic own funds. Aegon currently does not have ancillary own funds. Tier 1 basic own funds are divided into unrestricted Tier 1 items and restricted Tier 1 items. The latter category contains own fund items subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 own fund items. Based on agreements with the supervisory authorities, Aegon applies a fungibilty and transferability restriction with respect to certain charitable trusts within Aegon Americas and a restriction equal to the own funds of Aegon Bank. These restrictions, applied to Aegon’s basic own funds, result in Aegon’s available own funds.

Tier 1			Tier 2			Tier 3
Unrestricted Tier 1	∎	Dated or perpetual		∎	Dated or perpetual
∎ Equity (Share capital and share premium).	∎	Subordinated capital instruments.		∎	Subordinated capital instruments.
		∎	With an original maturity of at least 10 years.		∎	With an original maturity of at least 5 years.
∎ Reconciliation Reserve.
		∎	Limited loss absorption.		∎	Limited loss absorption.
Restricted Tier 1		∎	With suspension of payments and deferral of interest.		∎	With suspension of payments and deferral of interest.
∎ Perpetual subordinated capital instruments with loss absorption.
				∎	Net deferred tax assets.

Available own funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions from foreseeable dividends, which are dividends that have been approved by the Board but that have not yet been distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the United Kingdom where the excess of own funds over its capital requirement is ring fenced for of the policyholder, not Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities and perpetual cumulative subordinated bonds, both of which are grandfathered. Tier 1 restricted capital is subject to tiering restrictions.

Aegon’s Tier 2 capital consists of its grandfathered dated subordinated notes, and certain deferred tax asset balances related to the inclusion of (provisional) equivalent regimes in Aegon’s Solvency II calculation. Both restricted Tier 1 and Tier 2 capital is subject to tiering restrictions.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as from January 1, 2016. All call dates are listed in note 33 Other equity instruments and note 34 Subordinated borrowings.

Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II.

Eligible own funds

Under Solvency II regulation, restrictions apply to the eligibility of Tier 2 and Tier 3 capital, as well as the eligibility of restricted Tier 1 capital. The total of Tier 2 and Tier 3 capital may not exceed 50% of the SCR whilst the eligibility of Tier 3 capital is limited to 15% of SCR. Restricted Tier 1 capital may not exceed 20% of Tier 1 Own Funds. As a result, it is possible that part of the own funds overflows to another tier or that is not considered eligible for the determination of the Group Solvency ratio.

When applying the eligibility restrictions, Aegon’s determines its tiering limits based on:

◆	EEA entities represent the part of the group covered by the Accounting Consolidation based method, where tiering limits are based on the SCR of the consolidated part of the group, i.e. the consolidated group SCR; and,
◆	Non-EEA entities represent the part of the group covered by the Deduction & Aggregation method. If a prudential regime of an equivalent or provisionally equivalent third-country applies, such as the regulatory regimes in the United States, Aegon does not initially categorize these own funds into tiers or defines tiers that are significantly different from those established under the Solvency II Directive. The own funds brought in by the Deduction & Aggregation method are then allocated to tiers according to the principles laid out in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking.

98	Business overview Capital and liquidity management

The table below shows the composition of Aegon’s available and eligible own funds, taking into consideration tiering restrictions.

	December 31, 2016
	Available own funds	Eligible own funds
Tier 1 - unrestricted	10,648	10,648
Tier 1 - restricted	3,817	2,516
Tier 2	2,008	3,310
Tier 3	1,638	1,638
Total Tiers	18,112	18,112

As a result of applying the restrictions to the available own funds, there was an overflow from Tier 1 restricted own funds to Tier 2 in the eligible own funds per December 31, 2016.

Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon group, thereby contributing to a more effective use of capital and realizing capital efficiencies. In managing the use of financial and non-financial leverage throughout the group, Aegon has implemented a Leverage Use Framework that is part of the Aegon’s broader Enterprise Risk Management framework.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

◆	Gross financial leverage ratio;
◆	Fixed charge coverage; and
◆	Various rating agency leverage metrics.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

◆	Shareholders’ equity, excluding revaluation reserves, cash flow hedge reserves, and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
◆	Non-controlling interests and share options not yet exercised; and
◆	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

For further information please refer to Note 46 on Capital Management and Solvency.

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

The captives are utilized for a number of purposes that may include:

◆	Financing term life insurance (subject to Regulation XXX reserves) and universal life insurance with secondary guarantees (subject to Regulation AXXX reserves) to support lower-risk statutory reserves at a lower cost for policyholders and shareholders;
◆	Managing variable annuity hedging programs;
◆	Managing and segregating risks; and
◆	Monetizing embedded value.

All external financing provided to captives to support statutory reserves is disclosed in note 39 Borrowings to the consolidated financial statements to the extent to which it has been funded.

Letter of Credit (LOCs) issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 48 Commitments and contingencies. These LOCs have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.

Annual Report on Form 20-F 2016

Business overview Capital and liquidity management	99

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. On December 31, 2016, Aegon had EUR 128 million outstanding under these programs.

To support its commercial paper programs and need for LOCs, and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility that matures in 2019, and an additional LOC facility of USD 2.6 billion, which matures in 2021. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity, and committed and uncommitted LOC facilities.

Liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands even under extreme conditions.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the operating unit level. Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

Sources and uses of liquidity

Liquidity in Aegon’s subsidiaries

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position allows, to pay dividends to the holding.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies. In addition, the ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is also constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

Aegon N.V.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from operating units and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from operating units, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders, and the balance of acquisitions and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses cash flows from its operating units to pay for holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. In order to enable equity investors to share in Aegon’s performance, Aegon aims to pay out a sustainable dividend, which may increase based on Aegon’s performance.

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

100	Business overview Capital and liquidity management

Aegon’s holding excess capital

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations and maintain sufficient management flexibility to manage capital and liquidity support for Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess capital position, including Aegon’s centrally managed (unregulated) holding companies, is managed to a target range of EUR 1.0 to 1.5 billion.

On December 31, 2016, Aegon held a balance of EUR 1.5 billion in excess capital at the holding, compared with EUR 1.4 billion on December 31, 2015. The increase of EUR 0.1 billion reflects the net impact of dividends from subsidiaries, capital injections in subsidiaries, divestments, acquisitions, the issuance of senior unsecured notes, holding expenses and capital returns to shareholders. The proceeds of the issuance of senior unsecured notes have been earmarked for the redemption of EUR 500 million 3% senior unsecured notes due in July 2017.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Annual Report on Form 20-F 2016

Business overview Regulation and Supervision	101

Regulation and Supervision

Individual regulated Aegon companies are each subject to prudential supervision in their respective home countries. Insurance and banking companies, together with a number of the investment undertakings in the Group, are required to maintain a minimum solvency margin based on local requirements. In addition, some parts of the Group are subject to prudential requirements on a consolidated basis, including capital and reporting requirements. Such additional requirements lead, in certain circumstances, to duplicative requirements, such as the simultaneous application of consolidated banking requirements and Solvency II group solvency requirements. Eligible capital to cover solvency requirements includes shareholders’ equity, perpetual capital securities, and dated subordinated debt.

Solvency II

Introduction

The Solvency II framework imposes prudential requirements at group level as well as on the individual EU insurance and reinsurance companies in Aegon. Insurance supervision is exercised by local supervisors on the individual insurance and reinsurance companies in the Aegon group, and by the group supervisor at group level. DNB is Aegon’s Solvency II group supervisor. Solvency II, which came into effect in EU member states on January 1, 2016, introduced economic, risk-based capital requirements for insurance and reinsurance companies in all EU member states, as well as for groups with insurance and/or reinsurance activities in the EU. These capital requirements should, compared with the former Solvency I and Insurance Groups Directive (IGD) framework, better reflect the actual risk profile of insurance and reinsurance companies and insurance groups. The Solvency II approach to prudential supervision can be described as a ’total balance sheet-approach,’ and takes material risks to which insurance companies are exposed into account in addition to the correlation between these risks.

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

Pillar 1

Solvency II requires EU insurance and reinsurance companies to determine technical provisions at a value that corresponds with the present exit value of their insurance and reinsurance obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions should be based on market consistent information to the extent to which that information is available. The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated is an important element in order to determine the technical provisions. This and other parameters to determine the technical provisions may have an important effect on the amount and volatility of the own funds that insurance and reinsurance undertakings are required to maintain. The Solvency II framework contains several measures (in particular the volatility adjustment and matching adjustment) that should reduce volatility of the technical provisions and own funds, in particular for insurance and reinsurance products with long-term guarantees.

Insurers and reinsurers are required to hold eligible own funds in addition to the assets held to cover the technical provisions in order to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (insurance or reinsurance company’s balance sheet ability to withstand a 1-in-200-year event). The buffer that insurance and reinsurance companies are required to hold is the SCR. Insurance and reinsurance companies are allowed to: (a) use a standard formula to calculate their SCR (the rules for which are set out in detail in the Solvency II rules and guidelines); (b) use an internal model (for which the approval of the supervisory authorities is required); or (c) use a partial internal model (PIM) (which is a combination of the standard formula and an internal model). An internal model is developed by the insurance or reinsurance company in question, and should better reflect the actual risk profile of the insurance or reinsurance company than the standard formula. Aegon (as a group) uses a PIM.

102	Business overview Regulation and Supervision

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

The Pillar 2 requirements include specific requirements relating to the risk management system. This should cover at least the following areas: underwriting and reserving, asset-liability matching, investments (in particular derivatives and similar commitments), liquidity and concentration risk management, operational risk management, reinsurance and other risk mitigating techniques. Risk management relating to Solvency II is discussed in further detail in the section risk management on page 86. As part of the risk management system, insurance and reinsurance undertakings are required to undertake an ORSA, which includes the overall solvency needs of the undertaking, taking into account the risk profile, risk tolerance limits and business strategy, the ongoing compliance with Solvency II capital requirements and rules regarding technical provisions, and the extent to which the risk profile of the undertaking deviates from the assumptions underlying the calculation of the SCR. Solvency II Pillar 2 requirements also include detailed requirements with respect to outsourcing, including intra group outsourcing.

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

Pillar 3

Solvency II introduces new and more detailed reporting and disclosure requirements than formerly prescribed under the Solvency I framework. These requirements include non-public supervisory reporting on a quarterly and annual basis through regular supervisory reports (RSR), complemented by detailed quantitative reporting templates (QRTs) containing detailed financial data. In addition, it is a requirement to publish a Solvency and Financial Condition Report (SFCR) on an annual basis.

Group supervision

Solvency II not only imposes regulatory requirements on individual EU insurance and reinsurance undertakings; many of the requirements that apply to the individual insurance and reinsurance undertakings apply, with the necessary modifications, at group level. These requirements include group solvency requirements, group reporting and disclosure requirements, and requirements regarding the system of governance, risk management and internal control framework at group level. The group requirements do not include an MCR. Solvency II does however require groups to maintain eligible own funds, at least equal to a floor, as further defined in the Solvency II rules (the absolute floor of the group solvency), which can be considered to be an MCR at group level. Although entities that are not subject to solo supervision under Solvency II (such as entities in other financial sectors, non-financial entities, and regulated and non-regulated entities in third countries) are not directly subject to Solvency II requirements, these entities may be affected indirectly by the Solvency II group requirements. Entities in other financial sectors are, in most cases, taken into account in the group solvency calculation, applying the capital requirements of that specific financial sector (such as Basel III requirements for banks and certain investment firms) and using the deduction and

Annual Report on Form 20-F 2016

Business overview Regulation and Supervision	103

aggregation method for inclusion of these entities in the group calculation (as opposed to the accounting consolidation method, which is the default method under Solvency II). However, subject to certain conditions, entities in other financial sectors may be included in accordance with the accounting consolidation method. In particular, this may be the case where the group supervisor (DNB) is satisfied as to the level of integrated management and internal control regarding these entities. Furthermore, DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. As required by DNB, Aegon deducts its participation in Aegon Bank NV from Aegon’s group solvency.

As referred to in the capital and liquidity management section, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio, the Accounting Consolidation method and the Deduction and Aggregation method. Aegon applies the Accounting Consolidation method as the default method. However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to bring these into the Group Solvency position. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements. Aegon uses 250% of the local RBC Company Action Level (CAL) as the SCR equivalent. The RBC and CAL are both described in more detail in capital and liquidity section. The classification or ‘tiering’ of Aegon’s capital is based on distinct tier limits for the part of the group covered by Accounting Consolidation Method (where tier limits are based on the SCR of the consolidated part of the group, i.e. the consolidated group SCR) and for the part of the group covered by the Deduction and Aggregation Method. If a prudential regime of an equivalent or provisionally equivalent third country (such the regulatory regimes in the United States) does not categorize own funds into tiers or defines tiers which are significantly different from those established under the Solvency II Directive, then, in line with EIOPA’s opinion of January 27, 2016 (EIOPA-BoS-16-008), the own funds brought in by the Deduction and Aggregation Method are allocated to tiers according to the principles laid down in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking. Entities belonging to other financial sectors are usually included in the Group Solvency Calculation using prudential requirements applicable to that specific sector and using the Deduction and Aggregation Method.

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

G-SII designation

On November 3, 2015, Aegon was first designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually, and Aegon continues to be designated at the time of publication of this annual report.

As a result of the G-SII designation, Aegon is subject to an additional layer of direct supervision at group level. Aegon has put a specific G-SII governance structure in place to ensure the G-SII requirements are met. Within 12 months of a G-SII designation, G-SIIs are required to develop a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan. In accordance with these requirements, Aegon submitted plans to DNB, and to the G-SII crisis management group that was established for Aegon. These authorities are required: to establish a crisis management group (within 6 months of G-SII designation); to enter into a cross-border cooperation agreement; to develop a resolution plan based on a resolution strategy (within 18 months); and to undertake a resolvability assessment (within 24 months). Aegon has completed this exercise.

As of 2016, G-SIIs have calculated and reported a Basic Capital Requirement (BCR) and Higher Loss Absorbing Capacity (HLA) on a confidential basis pursuant to IAIS guidelines. Furthermore, the IAIS is, at the time of publication of Aegon’s Annual Report 2016, consulting on an International Capital Standard (ICS), with the plan being to adopt ICS Version 1.0 for confidential reporting in mid-2017.

104	Governance Report of the Supervisory Board

Report of the Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board on management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

The Supervisory Board is a separate corporate body, independent of the Executive Board, consisting of eight members on December 31, 2016. For further details on its individual members, please see pages 111 and 112. The Supervisory Board is charged with the supervision of the Executive Board, of the general course of affairs of the Company, and of its businesses. In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders.

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

Corporate governance

Details of Aegon’s corporate governance structure and a summary of how the Company complies with the Dutch Corporate Governance Code and other relevant Codes and Regulations can be found on pages 120 and 123 of this Annual Report and in the Corporate Governance Statement published on Aegon’s corporate website, aegon.com.

Composition of the Supervisory Board and

Executive Board

Supervisory Board

The composition of the Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. An overview of the composition of the Supervisory Board in 2016 can be found on pages 111 and 112. All members of the Supervisory Board are considered independent under the terms of the Dutch Corporate Governance Code.

There were a number of changes to the Supervisory Board in 2016. Irv Bailey reached the end of his third and final term, and resigned as a member of the Board on May 20, 2016. On May 20, 2016, shareholders approved the reappointment of Rob Routs, Ben van der Veer and Dirk Verbeek to the Board for another term of four years. In addition, Shemaya Levy will step down from the Supervisory Board in May 2017, at the end of his third and final term. The Board benefitted greatly from Irv Bailey and Shemaya Levy’s knowledge and experience and thanks them for their contributions. Given the resignation of Irv Bailey and Shemaya Levy, the Supervisory Board intends to propose two new members to the Supervisory Board for appointment to the Annual General Meeting of Shareholders on May 19, 2017.

Executive Board

In 2016, the Executive Board consisted of two members, Alex Wynaendts, Chief Executive Officer (CEO), and Darryl Button, Chief Financial Officer (CFO). Darryl Button’s resignation was announced on September 6, 2016, and was effective as of December 1, 2016. The Supervisory Board is grateful for his contribution to Aegon during his seventeen years at the Company, especially in his role as CFO and as a member of the Executive Board. The Supervisory Board discussed the selection and appointment of a new CFO. The proposal to appoint Matt Rider as CFO will be put on the agenda of the Annual General Meeting of Shareholders on May 19, 2017.

In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for additional four-year terms. The appointment schedule and other information about members of the Executive Board are available on Aegon’s corporate website, aegon.com.

Board meetings

Attendance

In 2016, the Supervisory Board had eight regular (face-to-face) meetings: four related to the quarterly results, one to the annual report, two to strategy, one to the budget and Medium Term Plan. In addition, there were three conference calls, two of which were updates in between the face-to-face meetings. Supervisory Board Committee meetings were usually held the day before the meetings of the full Supervisory Board. All regular board meetings were attended by all board members, except for one Supervisory Board conference call, which was not attended by Corien Wortmann-Kool.

Annual Report on Form 20-F 2016

Governance Report of the Supervisory Board	105

All committee meetings were attended by all committee members, except for one risk committee that Dona Young was unable to attend. An overview of Supervisory Board members’ attendance by meeting is provided in the table below.

Name	Regular SB meeting	SB conference call	Audit Committee	Risk Committee	Remuneration Committee	Nomination & Governance Committee	Combined Audit & Risk Committee
Rob Routs	8/8	3/3	-	-	6/6	6/6	1/1
Irv Bailey 1)	3/3	2/2	3/3	-	3/3	-	-
Bob Dineen	8/8	3/3	6/6	4/4	-	-	1/1
Shemaya Levy	8/8	3/3	-	4/4	-	6/6	1/1
Ben Noteboom	8/8	3/3	6/6	-	6/6	-	1/1
Ben van der Veer	8/8	3/3	6/6	-	-	6/6	1/1
Dick Verbeek	8/8	3/3	6/6	4/4	-	6/6	1/1
Corien Wortmann-Kool	8/8	2/3	-	4/4	6/6	-	1/1
Dona Young	8/8	3/3	6/6	3/4	-	-	1/1

1	Where a Supervisory Board member retired from the Supervisory Board, stepped down from a Committee or was appointed throughout the year, only meetings during his / her tenure are taken into account.

Members of the Executive Board and Management Board, including the members that were added to the Management Board in 2016, were present at most of the Supervisory Board meetings held in 2016. At the request of the Supervisory Board, other Company executives also attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2016 Supervisory Board meeting on Aegon’s annual report. PwC also attended all 2016 Audit Committee meetings, except for the October meeting in the United States. Regular Board meetings were preceded or followed by meetings attended by the members of the Supervisory Board as well as by the CEO. Furthermore, the Supervisory Board held meetings without the presence of Executive Board or Management Board members.

Highlights and activities

Key topics discussed during the 2016 Supervisory Board meetings were Aegon’s quarterly results and (annual) reporting, Aegon’s strategy, acquisitions and divestments and human resources items.

Quarterly results were discussed on the basis of feedback from the Audit Committee. The full-year results reported in the Annual Report were discussed in the March 2017 meeting in the presence of the external auditor PwC. At the Supervisory Board meeting in December, the budget for 2017 was approved and the Medium Term Plan was discussed.

After approving the corporate strategy in December 2015, the Supervisory Board closely monitored its execution and any opportunities to further enhance it where necessary. Plans and projects were discussed during executive sessions and in regular meetings. The strategic focus for all operating segments was discussed. Furthermore, the rationale to combine the activities in The Netherlands, Central & Eastern Europe and Spain & Portugal into Aegon Continental Europe was discussed and approved in December 2016. Digitization and cultural transformation of the business were additional important strategic priorities that were discussed during the Supervisory Board meetings.

Acquisitions and divestments were discussed in the context of the strategy. The Supervisory Board supported the active management of the business portfolio with add-on acquisitions, the sale of underperforming businesses and the disposals of entities no longer consistent with the strategy. While acquisitions and divestments of EUR 50 million or more require Supervisory Board approval, smaller add-ons and divestments were also discussed. During the year, the Board discussed various M&A transactions, including the disposal of the own annuity portfolio in the UK, the acquisition of BlackRock’s UK Defined Contribution platform and administration business, the acquisition of Cofunds in the UK, and the disposal of the commercial line non-life activities in The Netherlands.

In recognition of the importance of succession planning and talent management, the Board received updates from Aegon’s Global Head Human Resources on progress made towards achieving the objectives of the talent agenda: attracting new staff with a wide range of different skills and experience; identifying sufficiently qualified succession candidates; and strengthening the talent pipeline for future succession. The Board also received and discussed the results of the annual global employee survey.

106	Governance Report of the Supervisory Board

In 2016, Supervisory Board discussions included the following topics:

◆	Strategy, including Aegon’s sustainability program and business reviews;
◆	Acquisitions, divestments and the strategic direction of businesses;
◆	Executive Board and senior management succession planning;
◆	Executive remuneration;
◆	Governance and composition of the Supervisory Board, including the Board’s effectiveness;
◆	Technological developments and the application of these to enhance customer centricity;
◆	Human resources, including talent development, results of the global employee survey and cultural change;
◆	Annual and quarterly results, dividends and the Company’s Medium Term Plan, including the 2017 budget, capital and funding plan;
◆	Capital generation and Solvency II capital position;
◆	Enterprise risk management;
◆	Investor relations;
◆	Legal, regulatory and compliance issues, including Aegon’s engagement with regulators and the governance of global functions within Aegon;
◆	Tax policy; and
◆	Technology, including the technology strategy.

Results and budget

In February 2016, the Supervisory Board convened to discuss the fourth quarter 2015 results. In March 2016, the Supervisory Board reviewed and adopted Aegon’s Annual Report, the Consolidated Financial Statements of Aegon N.V., the Financial Statements of Aegon N.V., and the annual review of 2015. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2016 results respectively.

In December 2016, the Supervisory Board and Management Board reviewed the Company’s Medium Term Plan, including the budget and capital plan for 2017. The Boards took note of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: increased regulatory requirements, low interest rates, market volatility, digital developments and the changing distribution landscape. The Board discussed Aegon’s free cash flow and capital projections, together with the continued focus on cost efficiency. The Plan provides for a continuation of investments in digital capabilities to increase customer connectivity. The Supervisory Board supported the Plan and approved the budget for 2017. The Board also approved the 2017 funding plan and authorized the Executive Board to execute on the funding plan in 2017.

Legal, compliance and regulatory affairs

In 2016, the Supervisory Board and the Audit Committee discussed a number of compliance, regulatory and legal topics relating to the Americas, Europe, Asia, and Asset Management with management, the General Counsel, the Global Head of Regulatory Compliance and the Global Head of Operational and

Conduct Risk Management. In particular, the Board discussed the consequences and actions resulting from being designated as a Global Systematically Important Insurer (G-SII). An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below. Furthermore, the Supervisory Board discussed the appointment of members of the Management and Supervisory Board to important outside board positions where applicable. All members of the Supervisory Board and Management Board confided with the Dutch financial sector oath.

The Chairmen of the Supervisory Board, Audit and Risk Committees visited the group regulator (Dutch Central Bank, DNB) in the first half of 2016 for their annual meeting to discuss issues of strategy, risk management and compliance. In addition, in the second half of 2016 the full Supervisory Board visited DNB, following an invitation from them.

Educational sessions and Board review

The Board and its Committees received updates and presentations on topics ranging from developments in acquisitions and divestments, corporate governance, and remuneration regulations for the insurance sector, to sustainability and technology. In addition to these updates and presentations from the Company, the members of the Supervisory Board gathered general information on industry developments by participating in networks, reading independent reports and sharing knowledge with other board members within and outside Aegon. The Board visited local offices and employees in Spain and the US and was furthermore in particular informed on the strategic direction of Aegon’s activities in Spain and Asset Management. In addition, the Board was updated on the developments around IFRS 9 and IFRS 17. The Audit Committee held a meeting dedicated to a detailed discussion on Aegon’s business in the United States, Transamerica.

The Supervisory Board undertakes a Board review on an annual basis, and an external assessment takes place at least once every three years. In 2015, an external assessment of the Supervisory Board was conducted in which each member of the Board was interviewed on the basis of a completed questionnaire. This 2015 review assessed the collective performance and effectiveness of the Board and its Committees, and the performance of the Chairman. The review addressed the composition and profile of the Board, the meeting processes and procedures, the dynamics and communication in the Board, and the Board’s key areas of supervision. In the beginning of 2016, the Supervisory Board met to review and discuss the results of the 2015 external assessment in the absence of management. The Board agreed that it had continued to make progress, and that it functioned well and fulfilled its duties and responsibilities in a satisfactory way. In the same meeting, the Board listed the priorities and follow-up for the Board to address in 2016. At the end of 2016, the Board made a self-assessment on the basis of a questionnaire that addressed the same topics as in 2015. In addition to this self-assessment, an internal evaluation of the cooperation and communication between the Supervisory Board and Management Board also took place in 2016.

Annual Report on Form 20-F 2016

Governance Report of the Supervisory Board	107

The performance of the members of the Executive Board was discussed regularly during 2016 and at a dedicated meeting of the Nomination and Governance Committee in December. The Supervisory Board reviewed the performance of individual members of the Management Board over the preceding calendar year.

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

The four Committees are the:

◆	Audit Committee;
◆	Risk Committee;
◆	Nomination and Governance Committee; and
◆	Remuneration Committee.

The Audit Committee

Composition

On December 31, 2016, the composition of the Audit Committee was as follows:

◆	Ben van der Veer (chair)
◆	Robert W. Dineen
◆	Ben J. Noteboom
◆	Dirk P.M. Verbeek
◆	Dona D. Young

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

Role and responsibilities

As Aegon has both an Audit Committee and a Risk Committee, the risk management responsibilities stated in the Dutch Corporate Governance Code are assigned to the Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee as established by the Board. Certain committee members partake in both committees and a combined meeting of the Audit and Risk Committees is scheduled on an annual basis.

The main role and responsibilities of the Audit Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding:

◆	The integrity of the consolidated interim and full-year financial statements and financial reporting processes;
◆	Internal control systems and the effectiveness of the internal audit process; and
◆	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of PwC.

The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on aegon.com.

Committee meetings

In 2016, the Audit Committee held seven meetings including conference calls, one of which was a combined meeting with the Risk Committee of the Supervisory Board. In October 2016, a separate meeting took place in the US dedicated to Aegon’s US business. Topics for discussion included the operational readiness for the fiduciary rule of the Department of Labor, organizational enhancements, hedging, captives and a business overview including capital and earnings analyses, among others. The Audit Committee meetings were attended by the members of the Audit Committee, Aegon’s Chief Financial Officer, Head of Corporate Financial Center, Chief Risk Officer, internal auditor and partners of PwC, Aegon’s external auditor1.

Members of Aegon’s Group Risk, Group Legal, Investor Relations, Tax, Actuarial and Business departments regularly attended Audit Committee meetings. Additional sessions were held with internal and external auditors at the end of Audit Committee meetings without members of the Executive Board present.

1.	Except for the October meeting in the US, which was not attended by PwC.

108	Governance Report of the Supervisory Board

Financial Reporting

In discharging their responsibilities in respect of the 2016 interim and full year financial statements, the Audit Committee:

◆	Reviewed and discussed the management letter and follow up actions with PwC, the Executive and the Management Board;
◆	Discussed PwC’s quarterly reports leading to a review opinion on the interim financial statements;
◆	Received presentations on various topics by local business unit managers and chief financial officers; and
◆	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including, in particular: Solvency II, investment valuation and impairments, economic and actuarial assumption setting, and model validations.

The Audit Committee received detailed written and verbal reports from the external auditors on these matters. The Audit Committee was satisfied with the explanations provided and conclusions reached. Recurring items on the Audit Committee agenda in 2016 were Solvency II developments and controls.

Risk management and internal controls

With respect to their oversight of accounting risk management and internal controls (provided they did not pertain to the work and responsibilities of the Risk Committee) the Audit Committee:

◆	Reviewed and approved the external audit plan for 2016 and monitored execution, including progress in respect of recommendations made;
◆	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus in 2016 included information security, control excellence progress, Solvency II and the remediation of outstanding issues;
◆	Tested and reviewed the internal control framework, amongst others in relation to the Sarbanes Oxley Act; and
◆	Discussed the internal control statement with the Executive Board.

In addition, the Committee reviewed quarterly legal and compliance updates.

External audit effectiveness

The Audit Committee discussed and approved the external auditor’s engagement letter and the audit plan for 2016. Aegon has well established policies on audit effectiveness and independence of auditors that set out, among other things:

◆	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis;
◆	Non-audit services performed by the external auditor;
◆	Rotations of external auditor and lead partner as required by law; and
◆	Discussion about planning and staffing of the external audit activities.

For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annex A, B and C of the Audit Committee Charter, as revised in August 2015, on Aegon’s corporate website, aegon.com.

The Risk Committee

Composition

On December 31, 2016, the composition of the Risk Committee was as follows:

◆	Shemaya Levy (chair)
◆	Robert W. Dineen
◆	Dirk P.M. Verbeek
◆	Corien M. Wortmann-Kool
◆	Dona D. Young

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

The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effective operation and appropriateness of the Enterprise Risk Management (ERM) framework and internal control systems of Aegon N.V. and its subsidiaries and affiliates that comprise the Aegon Group. This includes:

◆	Risk strategy, risk tolerance and risk governance;
◆	Product development and pricing;
◆	Risk assessment;
◆	Risk responses and internal control effectiveness;
◆	Risk monitoring; and
◆	Risk reporting.

Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings and compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board.

For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on aegon.com.

Committee meetings

The Risk Committee works closely together with the Audit Committee and has an annual combined meeting, which was this year held in December. The focus during this combined meeting was on IFRS 9 and IFRS 17, evaluation of internal controls, Solvency II internal models, the risk priority plan and the model validation plan for 2017. In addition, discussions also included information technology security and investments.

The Risk Committee convened five times in 2016, including the combined meeting with the Audit Committee. The Company’s Chief Risk Officer and the members of Aegon’s Executive Board attended all meetings.

Annual Report on Form 20-F 2016

Governance Report of the Supervisory Board	109

Recurring items on the Risk Committee agenda in 2016 were risk exposure information and risk policy compliance monitoring provided through the quarterly risk dashboard covering all material group level risks. Further, the Risk Committee reviewed the annual refresh of the risk strategy and resulting changes in risk tolerances and Group risk limits, key risk management initiatives to deliver on the strategy, the risk governance structure and risk competencies of the Company. The Risk Committee also discussed several regulatory topics on a regular basis, including the DNB Focus report, the Group ORSA report and the consequences and actions following the designation of Aegon as a G-SII in November 2015.

In addition, the Risk Committee dedicated time to wider developments in the geo-political environment and financial markets in 2016, including possible consequences as a result of the outcome of the referendum on EU membership in the United Kingdom and the presidential elections in the United States.

The Nomination and Governance Committee

Composition

On December 31, 2016, the composition of the Nomination and Governance Committee was as follows:

◆	Robert J. Routs (chair)
◆	Shemaya Levy
◆	Ben van der Veer
◆	Dirk P.M. Verbeek

Role and responsibilities

The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:

◆	Board member and senior management succession planning;
◆	Drawing up selection criteria and procedures;
◆	Advising and proposing on nominations, appointments and reappointments;
◆	Reviewing and updating board profile and charters for board and committees;
◆	Discussing the annual global employee survey; and
◆	Overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations.

Committee meetings

Aegon’s Nomination and Governance Committee had six meetings in 2016. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

Supervisory Board related activities

The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees and governance topics. The profile of Supervisory Board members, as well as their capabilities in terms of working collectively with other members of the Supervisory Board, was debated by the Committee. Furthermore, the existing and impending vacancies in the Supervisory Board were discussed and a search process for fulfilling those vacancies was commenced. The Supervisory Board intends to propose two new members to the Supervisory Board for appointment to the Annual General Meeting of Shareholders on May 19, 2017.

Executive Board related activities

During 2016, the Nomination and Governance Committee reviewed the composition of the Executive Board and Management Board, together with the functioning and effectiveness of the board members, both individually and as a team. In particular the Committee discussed the search process and appointment of a new CFO following the resignation of Darryl Button. The Committee discussed the rationale supporting the proposal to the Annual General Meeting of Shareholders in May 2017 to appoint Matt Rider as Aegon’s CFO. The Committee also discussed the extension of the Management Board with the General Counsel, Global Head Human Resources, Chief Technology Officer and Chief Executive Officer Aegon Asset Management.

Acknowledging the importance of good succession planning, the Committee also discussed with the CEO and Aegon’s Global Head Human Resources the extent to which sufficient internal candidates are available to fill positions at Executive Board, Management Board and senior management level both in the event of emergency and when positions open up in the future. The CEO also discussed changes in the global senior management team with the Nomination and Governance Committee during the year. The Committee was kept appraised of developments in employee engagement, talent management and international mobility. As in previous years, the Supervisory Board noted that Aegon continued to make progress in order to ensure proper succession planning is in place. The Supervisory Board was pleased with the results of the annual Global Employee Survey, which was conducted in January in 2016. The Committee debated the merits of setting up Aegon Continental Europe, which became operational on January 1, 2017, and also started initial discussions on the developments around the new Dutch Corporate Governance Code, which came into effect on January 1, 2017.

Diversity

Enhancing diversity in the Executive, Management and Supervisory Board is an important issue for Aegon. Selection and appointment is based on expertise, skills and relevant experience. The Supervisory Board also takes diversity into account in view of its aim to have a balanced Executive and Management Board composition.

110	Governance Report of the Supervisory Board

The Supervisory Board is aware that its current composition of the Executive and Management Board does not yet meet the ‘balanced composition’ requirement under Dutch law with regard to gender diversity (at least 30% of the seats should be filled by women and at least 30% by men). Following the appointment of Corien Wortmann-Kool to the Supervisory Board in 2014, the gap with the ‘balanced composition’ was reduced, and the Supervisory Board currently has two female board members. When identifying candidates for open positions in the Executive, Management and Supervisory Board, the Board actively searches for female candidates. It also instructs external search firms to present female candidates. While this has had a positive effect, the requirement has not yet been met.

The Remuneration Committee

Composition

On December 31, 2016, the composition of the Remuneration Committee was as follows:

◆	Ben J. Noteboom (chair)
◆	Robert J. Routs
◆	Corien M. Wortmann-Kool

Role and responsibilities

The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Board. The Committee is designated to safeguard sound remuneration policies and practices within the Aegon Group by overseeing the development and execution of these policies and practices. This includes:

◆	Reviewing the Aegon Group Global Remuneration Framework and making recommendations on the outcomes;
◆	Preparing recommendations regarding variable compensation both at the beginning and after the end of the performance year;
◆	Overseeing the remuneration of the Executive Board, Identified Staff and Group Control functions; and
◆	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.

Committee meetings

The Remuneration Committee had six meetings in 2016. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

The Committee discussed the effects of regulations introduced by the European Union (CRD IV), together with the Guidelines on Remuneration Policies and Practices issued by the European Banking Authority. Furthermore, the Committee discussed the remuneration of the Executive Board following the resignation of Darryl Button and the intended appointment of Matt Rider.

In 2016, the Remuneration Committee oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Identified Staff. This included:

◆	Setting the 2016 performance indicators and targets for remuneration purposes;
◆	Setting the 2017 performance indicators for remuneration purposes;
◆	Allocating variable compensation for 2015;
◆	The scenario analysis of payout levels under the Executive Board Remuneration Policy; and
◆	Reviewing and/or approving the ex-ante assessments and ex-post assessments, any exemption requests under the remuneration policies, and changes to the list of Identified Staff.

Furthermore, the Committee discussed the results of the audit by the Internal Audit Department on the application of the Remuneration Framework.

Annual Accounts

This Annual Report includes the Annual Accounts for 2016, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board, and are on the agenda of the 2017 Annual General Meeting of Shareholders. The Supervisory Board recommends that shareholders adopt the Annual Accounts.

Acknowledgement

The members of the Supervisory Board are very grateful for the work undertaken by Executive and Management Boards in pursuit of Aegon’s purpose of helping people achieve a lifetime of financial security.

We would like to thank Aegon’s employees for all they do to serve Aegon’s millions of customers, and furthermore we would like to express our thanks to Aegon’s business partners and loyal customers for their continued confidence in the Company.

Finally, the Board wishes to thank all those who invest in Aegon for their continued trust and confidence.

The Hague, the Netherlands, March 22, 2017.

Robert J. Routs

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20-F 2016

Governance Members of the Supervisory Board	111

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board

Chairman of the Nomination and Governance Committee

Member of the Remuneration Committee

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to Aegon’s Supervisory Board in April 2008 and became Chairman in April 2010. Mr. Routs was reappointed as a member of the Supervisory Board during the 2016 Annual General Meeting of Shareholders and his third and final term ends in 2020. Mr. Routs is chairman of the Supervisory Board Nomination and Governance Committee and a member of the Supervisory Board Remuneration Committee.

Mr. Routs is also chairman of the Supervisory Board of Royal DSM N.V. and sits on the Board of Directors of ATCO Ltd., A.P. Møller-Mærsk A/S and AECOM Technology Corporation. He is a former non-executive director at UPM and former vice chairman of the Supervisory Board of Royal KPN N.V. He has held no other board memberships in the past five years.

Irving W. Bailey II (1941, American)

Vice Chairman of the Supervisory Board

Member of the Audit Committee

Member of the Remuneration Committee

Irving W. Bailey II is retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis

Ventures, and former Chairman of the Board of Directors of Aegon USA Inc. He was first appointed to Aegon’s Supervisory Board in 2004. His current and final term will end in 2016. Mr. Bailey is also a senior advisor to Chrysalis Ventures Inc. (not listed)1.

Robert W. Dineen (1949, American)

Member of the Audit Committee

Member of the Risk Committee

Robert W. Dineen was Vice Chairman of Lincoln Financial Network (LFN) and a member of the Senior Management Committee of Lincoln Financial Group (LFG), before retiring in 2013. Before joining Lincoln Financial Group, Mr. Dineen was Senior Vice President and head of Merrill Lynch’s Managed Asset Group. He was appointed to Aegon’s Supervisory Board in May 2014 and his current term ends in 2018. He is a member of the Supervisory Board Audit Committee and the Supervisory Board Risk Committee.

Mr. Dineen is also a member of the Board of Aretec Inc (not listed, located in the US) and was a member of Lincoln New York Life Company Board. Mr. Dineen has held no other board memberships in the past five years.

Shemaya Levy (1947, French)

Vice Chairman of the Supervisory Board

Chairman of the Risk Committee

Member of the Nomination and Governance Committee Shemaya Levy is retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to Aegon’s Supervisory Board in 2005 and his current and final term ends in 2017. He is chairman of the Supervisory Board Risk Committee and a member of the Supervisory Board Nomination and Governance Committee.

Mr. Levy is also vice chairman of the Supervisory Board of TNT Express N.V. and member of the Board of Directors of PKC Group Oyj. He is a former non-executive director of the Safran Group, member of the Board of Directors of Renault Spain, Nissan Motor Company and former member of the Supervisory Board of Segula Technologies Group S.A. (not listed). He has held no other board memberships in the past five years.

Ben J. Noteboom (1958, Dutch)

Chairman of the Remuneration Committee

Member of the Audit Committee

Ben J. Noteboom worked for Randstad Holding N.V. from 1993 until 2014, where he was appointed member of the Executive Committee in 2001 and became CEO in 2003. Before joining Randstad, Mr. Noteboom worked for Dow Chemical in several international management functions between 1984 and 1993. He started his career in 1982 at Zurel as management assistant. He was appointed to Aegon’s Supervisory Board in May 2015 and his current term ends in 2019. He is chairman of the Supervisory Board Remuneration Committee and a member of the Supervisory Board Audit Committee.

Mr. Noteboom is also a member of the Supervisory Board of Ahold Delhaize N.V., Wolters Kluwer N.V. and Vopak N.V. In addition, Mr. Noteboom is a member of the Board of Directors of VUmc Cancer Center Amsterdam. He has held no other board memberships in the past five years.

1.	Irving W. Bailey II reached the end of his third and final term, and resigned as a member of the Board on May 20, 2016.

112	Governance Members of the Supervisory Board

Ben van der Veer (1951, Dutch)

Chairman of the Audit Committee

Member of the Nomination and Governance Committee

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V. Mr. Van der Veer retired from KPMG per September 30, 2008. He was appointed to Aegon’s Supervisory Board in October 2008. Mr. van der Veer was re-appointed as a member of the Supervisory Board during the 2016 Annual General Meeting of Shareholders and his third and final term ends in 2020. He is chairman of the Supervisory Board

Audit Committee and a member of the Supervisory Board Nomination and Governance Committee.

Mr. Van der Veer is a member of the Supervisory Board of TomTom N.V. and a non-executive member of the Board of Directors of RELX N.V., RELX PLC and RELX Group PLC. He is also a member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed), and a former member of the Supervisory Board of Royal Imtech N.V. and Siemens Nederland N.V. (not listed). He has held no other board memberships in the past five years.

Dirk P.M. Verbeek (1950, Dutch)

Member of the Audit Committee

Member of the Risk Committee

Member of the Nomination and Governance Committee

Dirk P.M. Verbeek is a former Executive Board member and Vice President Emeritus of Aon Group. Mr. Verbeek was appointed to Aegon’s Supervisory Board in 2008, and his third and final term ends in 2020 following his reappointment during the 2016 Annual General Meeting of Shareholders. He is a member of the Supervisory Board Audit Committee, the Supervisory Board Risk

Committee and the Supervisory Board Nomination and Governance Committee.

Mr. Verbeek is a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed). Furthermore, he is member of the Advisory Boards of CVC Europe (not listed) and OVG Real Estate (not listed), and member of the INSEAD Dutch Council. Mr. Verbeek was Chairman of the Supervisory Board of Robeco Groep N.V. (not listed) until December 2015. He was also advisor to the President and Chief Executive Officer of Aon Corporation. He has held no other board memberships in the past five years.

Corien M. Wortmann-Kool (1959, Dutch)

Member of the Risk Committee

Member of the Remuneration Committee

Corien M. Wortmann-Kool is Chairman of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund. Ms. Wortmann-Kool is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Supervisory Board in May 2014, and her current term ends in 2018. She is a member of the Supervisory Board Risk Committee and a member of the Supervisory Board Remuneration Committee.

Ms. Wortmann-Kool is also a member of the Supervisory Board of Het Kadaster (not listed), member of the Centraal Bureau voor de Statistiek, Chairman of the Board of Trustees of Save the Children Netherlands and Vice President of EPP. She was a member of the Supervisory Board of Mercedes-Benz Netherlands (not listed) until 2014. She has held no other board memberships in the past five years.

Dona D. Young (1954, American)

Member of the Audit Committee

Member of the Risk Committee

Dona D. Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013 and her current term will end in 2017.

She is a member of the Supervisory Board Audit Committee and a member of the Supervisory Board Risk Committee.

Ms. Young is member and Lead Director of the Board of Directors of Foot Locker, Inc. Furthermore, Ms. Young is a member of the Board of Trustees of Save the Children US (not listed). In 2015, Ms. Young was selected to the National Association of Corporate Directors’ Directorship 100. She has held no other board memberships in the past five years.

Annual Report on Form 20-F 2016

Governance Remuneration Report	113

Remuneration Report

Global Remuneration Principles

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout Aegon. They are applied regionally and/or locally.

The key pillars of the Aegon Group Remuneration Principles are as follows:

◆	Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and well-being of all Aegon staff via fair compensation, pension and/or other benefits; supporting employees’ career development; and supporting the (international) mobility of its staff;
◆	Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with Aegon’s long-term interests; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of pay for performance; and avoiding any pay for non-performance;
◆	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with remuneration packages that are well-balanced across the different echelons within Aegon and its business units; avoiding any discrimination in Aegon’s remuneration structures, including, among others, discrimination based on nationality, race, gender, religion, sexual orientation, and/or cultural beliefs; creating global alignment in the total compensation of all Identified Staff; and aiming at controlled market competitive remuneration, by providing total compensation packages in line with an appropriately established peer group at a regional unit, country and/or functional level; and
◆	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout the Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; and protecting the risk alignment effects embedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

The key pillars outlined above are set out in Aegon’s Global Remuneration Framework (GRF). The GRF, which covers all Aegon staff, contains the guiding principles to support sound and effective remuneration policies and practices by ensuring consistency throughout the Aegon Group. The GRF is designed in accordance with relevant rules, guidelines and interpretations, for instance the Decree on Sound Remuneration Policy

(Regeling beheerst beloningsbeleid (Rbb) Wft 2014) from DNB (the Dutch Central Bank), and the 2015 Act on the Remuneration Policy of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo 2015 stb 2015, 45). 2016 has been a year with relatively few changes to the remuneration regulations impacting Aegon. As a result the Aegon remuneration practices and processes have not materially changed compared with the previous performance period.

Aegon’s remuneration policies are derived from the GRF, among which is the Remuneration Policy for the Executive Board. These policies define specific terms and conditions for the employment of various groups of staff. All steps in the remuneration process are governed by the GRF and its underlying policies. In addition, Human Resources, Risk Management, Compliance and Audit are involved in all steps of the process

The regulations concern, among other things, caps on variable compensation that go beyond the maximums suggested by European legislation, and require at least 50% of the performance indicators used for determining variable compensation to be of a non-financial nature. In addition the regulations limit the use of financial retention and severance arrangements. The Wbfo has a provision that makes it possible to apply a variable compensation maximum that is aligned with the European CRD IV compensation ratio (100% of fixed compensation at maximum level). This has been specifically created for all people working for the corporate office of companies with a strong international nature. In 2016, Aegon met the applicable criteria. Although the regular maximum levels of variable compensation apply in the Netherlands, Aegon has offered selected senior staff at its corporate office a maximum variable compensation opportunity in line with CRD IV remuneration ratios.

For compensation of staff outside Europe, the Company obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016, to pay a maximum of 200% of base salary as variable compensation for performance delivered by selected senior staff in positions that, based on local market practice, could exceed the 100% of base salary variable compensation set out in the legislation. The Company’s capital is not adversely impacted by the maximum variable compensation that could be paid out.

114	Governance Remuneration Report

In line with the Wbfo, Aegon wishes to disclose the total amount of variable compensation paid in relation to performance year 2016. The total amount of variable compensation paid out in 2016 was EUR 205 million. In 2016, the total annual compensation paid out to 19 people was equal to or higher than EUR 1 million. These people worked for Aegon’s Global Corporate Office, Aegon Americas, Aegon United Kingdom, Aegon Asia and Aegon Asset Management.

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

The GRF includes separate remuneration policies for three specific groups of employees. This is in recognition of the fact that these employees’ roles and responsibilities require specific risk mitigating measures and governance processes. These remuneration policies are for: (i) the Executive Board; (ii) material risk takers (Identified Staff); and (iii) Control Staff. Given the rationale for having a separate policy for material risk takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in deciding which positions are deemed ‘Identified Staff’. Furthermore, where exceptions to the policies are requested to reflect local practices or regulations, Risk Management and Compliance are involved in order to ensure such exceptions do not undermine effective risk management and that sufficient mitigating measures are undertaken.

In addition, the Risk Management and Compliance functions, together with the Human Resources and Finance functions, are responsible for the execution of the various measures that ensure the GRF and associated practices are aligned with the defined risk tolerances and behaviors. The risk mitigating measures are taken prior to the payout of compensation to individual employees (regardless of whether the compensation is deferred) as well as after payouts, or allocated but deferred payments (before vesting of these payments) to ensure sustainability of performance, are considered ex-post measures.

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post assessments to ensure effectiveness in both the short- and long-term risk taking behavior of employees.

General compensation practices

Aegon has a pay philosophy that is based on total compensation. This means that the aim is for total remuneration for experienced and competent employees to be consistent with those in the markets in which Aegon operates and competes for employees. Total compensation typically consists of base salaries and – where in line with local market practices – variable compensation. Market survey information from reputable sources is used to provide information on competitive compensation levels and practices.

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

In the following sections more detailed information is provided on the compensation practice for the Supervisory Board and the Executive Board.

Supervisory Board Remuneration Policy 2016

Aegon’s Remuneration Policy for members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of Aegon’s broader Remuneration Policy, and are the responsibility of the Company’s Remuneration Committee.

Fees and entitlements

Members of the Supervisory Board are entitled to the following:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
◆	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Each of these fees is a fixed amount. Members of Aegon’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the Company. These measures are designed to ensure the independence of Supervisory Board members and to strengthen the overall effectiveness of Aegon’s corporate governance.

Annual Report on Form 20-F 2016

Governance Remuneration Report	115

Under the current policy, as approved by shareholders at the Annual General Meeting on May 15, 2013, members of the Supervisory Board are entitled to the following payments:

Base fee for membership of the Supervisory Board	EUR / year
Chairman	80,000

Vice Chairman	50,000

Member	40,000

Fee for membership of a Supervisory Board committee	EUR / year
Chairman of the Audit Committee	13,000

Member of the Audit Committee	8,000

Chairman of other committees	10,000

Member of other committees	5,000

Attendance fees	EUR
Extra Supervisory Board meeting	3,000

Audit Committee	3,000

Other committees	2,000

Information on members of the Supervisory Board and the composition of Aegon’s four committees – Audit, Nomination and Governance, Remuneration and Risk – can be found on pages 107-112.

Details on the remuneration of the Supervisory Board over the course of 2016 can be found in the Supervisory Board Remuneration Report 2016 on page 302.

Executive Board Remuneration in 2016

Executive Board remuneration

Aegon’s Executive Board is remunerated on the basis of the principles described in Aegon’s GRF. Aegon’s remuneration policy for members of the Executive Board is derived from this framework and sets out terms and conditions for members of the Company’s Executive Board.

The Executive Board Remuneration Policy was adopted at the General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments. Any material changes in the Executive Board Remuneration Policy will be referred to the General Meeting of Shareholders for adoption.

Role of the Remuneration Committee

The Supervisory Board has overall responsibility for the Company’s Remuneration Policies, including the Executive Board Remuneration Policy. Members of the Committee are drawn from the Supervisory Board.

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

Ensuring pay remains competitive

The Company regularly compares its levels of executive remuneration with those of other comparable companies. Companies included in the peer group are chosen according to the following criteria:

◆	Industry (preferably life insurance);
◆	Size (companies with similar number of employees, assets, revenue and market capitalization);
◆	Geographic scope (preferably the majority of revenues generated outside of the country of origin); and
◆	Location (companies based in Europe).

The peer group was updated in 2015. It comprises the following fourteen companies: Allianz, Aviva, Axa, CNP Assurances, Generali, Legal & General, Mapfre, Münchener Rückversicherung, NN Group, Old Mutual, Prudential plc., Standard Life, Swiss Re and Zurich Financial Services.

In addition, in order to monitor alignment with the general industry in the Netherlands, a reference group is used. This is comprised of the 12 leading companies listed on Euronext Amsterdam, excluding financial services providers. The Supervisory Board regularly reviews the composition of the two groups in order to ensure that they continue to provide a reliable and suitable basis for comparison.

116	Governance Remuneration Report

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

The Supervisory Board conducts regular scenario analyses to determine the long-term effect on the level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Remuneration Committee) discussed and endorsed the 2016 total compensation for the Executive Board. The committee noted, in particular, that the variable compensation (both expressed as opportunity and actual payout levels) for Executive Board members at Aegon is lower than at peer- and other non-financial companies.

Fixed compensation

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

Variable compensation

Aegon believes that variable compensation strengthens the commitment of Executive Board members to the Company’s objectives, business strategy, risk tolerance and long-term performance. Variable compensation is based on a number of individual and company performance indicators that are linked to these items. The indicators are regularly evaluated by experts in the Company’s Finance, Risk Management, Business Control, Audit, Human Resources and Compliance departments to ensure alignment with the Company’s objectives, business strategy, risk tolerance and long-term performance remains strong.

Performance is determined by using a mix of financial and non-financial indicators. For the CEO and CFO the mix of individual and company performance measures is 37.5% to 62.5% and 27.5% to 72.5% respectively. The type of performance indicators are selected in accordance with the long-term goals of the Company. The level of the indicators should be challenging but achievable. The targets and levels are agreed by the Supervisory Board.

Performance is assessed by Aegon’s Remuneration Committee and validated by the full Supervisory Board. Each year, a one-year target is set for each performance indicator. By paying half of the variable compensation in cash and the other half in shares, together with adding deferral and additional holding periods to the variable compensation that is allocated, Aegon believes that the long-term interests of Executive Board members are aligned with the interests of Aegon and its stakeholders.

All variable compensation is conditionally granted at the beginning of each performance period. The number of conditionally granted shares is calculated using the value of one Aegon share at the beginning of this period. This value is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15. After the performance year, the Company assesses the realized performance against the performance indicators and compares the minimum, target and maximum levels of the performance indicators with the realized performance. The amount of conditional variable compensation that can be allocated is then established. Variable compensation is allocated once the accounts for the financial year in question have been adopted by the Company’s general meeting of shareholders and after an ex-ante assessment.

The allocated variable compensation consists of equal parts of cash and shares, of which 40% is paid out (or vests) in the year following the performance year, and 60% is deferred to later years. This deferred portion remains conditional until it vests.

The deferred parts vest in equal tranches over a three-year period. After an ex-post assessment, which may lower the vesting parts, these individual parts are paid 50% in cash and 50% in shares. The shares are restricted for a further period of three years (with the exception of shares withheld to cover1 for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares).

The variable compensation payout can be illustrated by the following example and the table below. For every 1,000 variable compensation that is allocated following the performance period, 400 is paid out/vested in the year following that performance year (N in the following table). This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200 /5.128 = 39 shares). The remaining 600 is deferred and vests according to a pre-defined schedule.

Information on the expenses recognized for variable compensation and the status of awards are provided in note 53 of this report.

1	For shares allocated in prior years but that vested in 2016 the company did not sell any shares on the market, but kept part of the gross number of these shares in treasury and paid the value of these shares to the participants to cover taxes (under IFRS terms net settlement). The net number of shares was made available (although holding periods apply) to the participants similar as when a sale to cover tax would have taken place.

Annual Report on Form 20-F 2016

Governance Remuneration Report	117

Variable compensation over 2016

At an aggregated level, payments are made as follows:

◆	50% of base salary if the threshold target is reached. This results in the allocation of EUR 317,370 and 61,889 shares for Mr. Wynaendts and EUR 248,442 and 48,448 shares for Mr. Button;
◆	80% of base salary if the pre-determined performance targets are met. This results in the allocation of EUR 507,791 and 99,023 shares for Mr. Wynaendts and EUR 397,507 and 77,516 shares for Mr. Button;
◆	Up to 100% of base salary if the targets are exceeded. This results in the allocation of EUR 634,739 and 123,779 shares for Mr. Wynaendts and EUR 496,883 and 96,896 shares for Mr. Button.
◆	If at an aggregated level the threshold target is not reached, no variable compensation related to the performance period will be made available.

Objectives	Performance indicator	Maximum % of variable compensation
		Mr. Wynaendts	Mr. Button

Group financial IFRS based	Group underlying earnings after tax, return on equity	15.0%	15.0%

Group financial risk adjusted based	Group market consistent value of new business Normalized operational free cash flow Group pre-tax return on economic required capital)	17.5%	17.5%

Group non financial business indicators	Objectives measuring corporate responsibility, strategy implementation and sustainability Objectives measuring Aegon’s control environment	30.0%	40.0%

Personal objectives	Individual basket of strategic and personal objectives related to Aegon’s strategy	37.5%	27.5%

Risk adjustment methodology (ex-ante)

At the end of the performance period, but prior to allocation of variable compensation, the Supervisory Board assesses whether (downward) modifications are needed. For this purpose, quantitative and qualitative measures at group, regional unit and individual level are taken into account, such as:

◆	Breaches of laws and regulations;
◆	Breaches of internal risk policies (including compliance);
◆	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
◆	Reputation damage due to risk events.

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

118	Governance Remuneration Report

Implementation of this authority is on the basis of criteria such as:

◆	the outcome of a re-assessment of the performance against the original financial performance indicators;
◆	a significant downturn in the Company’s financial performance;
◆	evidence of misbehavior or serious error by the participant;
◆	a significant failure in risk management; and
◆	significant changes in the Company’s economic or regulatory capital base.

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

Claw-back provision

Aegon’s Supervisory Board is obliged to claim back variable compensation that has already been paid out or vested where required based on the regulations that apply from time to time, if variable compensation is based on incorrect data (including non-achievement of performance indicators in hindsight), or in the event of material financial restatements or individual gross misconduct.

Pension arrangements

Members of Aegon’s Executive Board are offered pension arrangements and retirement benefits. Benefits offered are consistent with Executive Board members’ agreements. Details on the pension contributions to the Executive Board over the course of 2016 can be found in the Remuneration of members of the Executive Board on pages 113 and 301.

The arrangements with the members of the Executive Board include retirement provisions that allow benefits to be taken at the end of the term. The retirement arrangements stem from pre executive board membership. Details are not disclosed due to the individual nature of such arrangement.

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

Both Executive Board members have an Engagement Agreement with Aegon N.V., rather than a contract of employment. Until his termination date, Mr. Button continued to be employed by Transamerica Life Insurance while he was seconded on an expatriate assignment to the Netherlands effective till August 1, 2016, which was successively followed by a commuter assignment from that date until the termination date.

Members of the Executive Board may terminate their engagement agreement with a notice period of three months. The Company must give six months notice if it wishes to terminate the agreement of a member of its Executive Board.

The arrangements with current members of the Executive Board contain provisions for severance payments in the event that their agreement is terminated as a result of a merger or takeover. The Supervisory Board has taken appropriate steps to ensure the arrangements of members of the Executive Board are in line with the Executive Board Remuneration Policy.

It is expected that the terms of the engagement agreements will remain largely unchanged during 2017.

Executive Board Remuneration Report

At the end of December 2016, Aegon’s Executive Board had one member:

◆	Alex Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed as a member of the Executive Board in 2003 for four years, and re-appointed in 2007 and 2011. At the General Meeting of Shareholders in 2015, Mr. Wynaendts was re-appointed for an additional four years.
◆	Darryl Button, Chief Financial Officer and member of the Executive Board, was appointed as a member of the Executive Board for four years at the Annual General Meeting of Shareholders on May 15, 2013. Mr. Button concluded his tenure[1] with the Company on December 1, 2016.

Fixed compensation

The fixed compensation of Mr. Wynaendts was increased in 2016 to EUR 1,269,478 to further align his Total compensation towards the desired market position. The fixed compensation of Aegon’s CFO remained unchanged in 2016 at USD 1.1 million (EUR 993,766).

1	Mr. Button has not received any severance payments. Previously allocated but not yet paid out variable compensation for Mr Button will vest according to the regular and agreed conditions (including customary claw back provisions). As a result of the termination the Dutch government imposes a tax levy. This additional employer wage tax is currently estimated at EUR 1,394.

Annual Report on Form 20-F 2016

Governance Remuneration Report	119

Conditional variable compensation awards 2016

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 19, 2017, variable compensation for Executive Board members is set in cash and shares, based on both their individual and the Company’s performance. Targets for the performance indicators have been set in line with the agreed variable compensation targets and 2016 company budgets.

Performance as reported on the financial and non-financial Group performance indicators and targets resulted in a performance score of 49.87% (maximum 62.50%) for Mr. Wynaendts and 59.87% (maximum 72.5%) for Mr. Button. The performance on individual (strategic) objectives resulted in a pay-out of 32.38% and 22.00% for Mr. Wynaendts and Mr. Button respectively (maximum 37.50% and 27.50% respectively).

The amounts and number of shares below are reflective of Mr. Button’s time with Aegon till December 1, 2016.

Over the performance year 2016, Mr. Wynaendts was awarded EUR 1,044,120 in total conditional variable compensation. Mr. Button was awarded EUR 746,737

Forty percent of variable compensation related to performance year 2016 is payable in 2017. This is split 50/50 in a cash payment and in an allocation of shares.

In 2017, Mr. Wynaendts and Mr. Button are eligible to receive a cash payment of EUR 208,824 and EUR 149,347 respectively.

The number of shares to be made available in 2017 is 40,722 for Mr. Wynaendts and 29,614 for Mr. Button. With regard to vested shares (with the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the Vesting of the Shares), a retention (holding) period of a further three years is applicable before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2016 (60% of the total, which for Mr. Wynaendts equates to EUR 313,236 and 61,083 shares, and for Mr. Button equates to EUR 224,021 and 44,424 shares) is to be paid out in future years, subject to ex-post assessments, which may result in downward adjustments and be subject to meeting additional conditions. In each of the years 2018, 2019 and 2020, 20% of the total variable compensation may be made available. Any payout is split 50/50 in a cash payment and an allocation of shares (vesting). After vesting (with the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares ), a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members.

Impact of ex-ante and ex-post assessment on attribution of variable compensation

No variable compensation from previous performance years payable in 2016 has been adjusted downwards in 2016.

No circumstances have been identified to lower payout of the deferred payment from prior performance years that vest in 2017 (the so called ‘ex-post assessment’) or to lower the payout of the up-front payment of the 2016 performance year variable compensation that vests in 2017 (the so called ‘ex-ante assessment’).

Future changes

No material changes to the executive board remuneration policy are foreseen for 2017. Compensation for individuals in the financial sector, in particular for those that materially influence the risk profile of the organization, does however continue to be a focus of regulatory attention. Aegon will ensure compliance if and when new regulations are approved. Any such regulations may require further deferral and the extension of holding periods, which Aegon will apply to new allocations of variable compensation going forward.

120	Governance Corporate governance

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

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the Company has the authority to convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide on matters such as the adoption of annual accounts, the approval of dividend payments and (re)appointments to the Supervisory Board and Executive Board of Aegon.

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

Composition of the Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is well balanced in terms of professional background, geography and gender. A profile has been established that outlines the required qualifications of its members. Supervisory Board members are no longer eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. At present, Aegon’s Supervisory Board consists of eight members.

Committees

The Supervisory Board also oversees the activities of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management, executive remuneration and appointments. These committees are the:

◆	Audit Committee;
◆	Risk Committee;
◆	Remuneration Committee; and
◆	Nomination and Governance Committee.

Annual Report on Form 20-F 2016

Governance Corporate governance	121

Executive Board

Aegon’s Executive Board is charged with the overall management of the Company and is therefore responsible for achieving Aegon’s aims and developing the strategy and its associated risk profile, in addition to overseeing any relevant sustainability issues and the development of the Company’s earnings. Each member has duties related to his or her specific area of expertise.

Aegon’s Articles of Association determine that for certain decisions the Executive Board must seek prior approval from the Supervisory Board and/or the approval of the General Meeting of Shareholders. In addition, the Supervisory Board may also subject other Executive Board decisions to its prior approval.

Composition of the Executive Board

The Executive Board of Aegon consists of: Alex Wynaendts, who is Chief Executive Officer (CEO) and Chairman of the Executive Board. Darryl Button, Aegon’s former Chief Financial Officer (CFO), was a member of the Executive Board until he concluded his tenure with the Company on December 1, 2016.

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

Management Board

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which has ten members, including the sole member of the Executive Board. Aegon’s Management Board is composed of Alex Wynaendts, Mark Bloom, Adrian Grace, Allegra van Hövell-Patrizi, Marco Keim, Gábor Kepecs, Onno van Klinken, Carla Mahieu, Mark Mullin and Sarah Russell. Darryl Button was a member of the Management Board until he concluded his tenure with the Company on December 1, 2016.

Capital, significant shareholders and exercise of control

As a publicly-listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.

The capital of the Company

Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December, 31 2016, a total of 2,074,548,842 common shares and 585,022,160 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the Company’s cooperation.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares, be it regarding the number of votes or the time period in which they may be exercised.

All common shares B are held by Vereniging Aegon, the Company’s largest shareholder. The nominal value of the common shares B is equal to the nominal value of a common share. This means that common shares B also carry one vote per share. However, the voting rights attached to common shares B are subject to restrictions as laid down in the Voting Rights Agreement, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause.

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

Significant shareholdings

On December 31, 2016, Vereniging Aegon, Aegon’s largest shareholder, held a total of 279,236,609 common shares and 567,697,200 common shares B.

Under the terms of the 1983 Merger Agreement as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, the US based investment management firm Dodge & Cox International Stock Fund holds a capital and voting interest in Aegon of over 5%. Based on its last filing with the Dutch Autoriteit Financiële Markten as at September 22, 2016, Dodge & Cox International Stock Fund stated to hold 134,654,439 common shares, which represent 5.1% of the capital issued and 5.1% of the votes as at December 31, 2016. On March 20, 2017, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 258,658,681 common shares, representing 9.7% of the issued capital, and has voting rights for 252,734,642 shares, representing 9.5% of the votes as at December 31, 2016. The SEC filing also shows that of this number of shares Dodge & Cox International Stock Fund holds

122	Governance Corporate governance

134,654,439 common shares, which represent 5.1% of the capital issued and 5.1% of the votes as at December 31, 2016. The remainder of the common shares registered in name of Dodge & Cox with the SEC are held by Dodge & Cox on behalf of its other clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

Based on its filing with the Dutch Autoriteit Financiële Markten as at December 29, 2016, BlackRock, Inc. stated to hold 80,649,787 shares as defined in the Wet op het Financieel Toezicht, representing 3.0% of the capital issued and 90,812,987 voting rights, representing 3.4% of the votes as at December 31, 2016.

The filing of Franklin Resources, Inc. (FRI), a US based investment management firm, with the SEC as at February 8, 2017, shows that FRI holds 150,157,500 common shares, representing 5.6% of the issued capital, and has voting rights for 139,607,593 shares, representing 5.2% of the votes as at December 31, 2016.

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

A Special Cause may include:

◆	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more;
◆	A tender offer for Aegon N.V. shares; or
◆	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the Company’s Executive and Supervisory Boards.

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the remuneration-report on page 113 and note 297 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.

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

Annual Report on Form 20-F 2016

Governance Corporate governance	123

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

Dutch Corporate Governance Code

As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the code applicable to the financial year 2016 is the version that came into force on January 1, 2009. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. The Code also promotes transparency in decision-making and helps strengthen principles of good governance. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

In general, Aegon applies the best practice provisions set out in the Code. A detailed explanation is given below for those instances where Aegon does not fully apply the best practice provisions of the Code. In these few instances, Aegon adheres, as much as is possible, to the spirit of the Code.

Code II.2.13 (j)

The Dutch Corporate Governance Code recommends that the remuneration report of the Supervisory Board shall in any event contain information on agreed arrangements for the early retirement of members of the Executive Board.

Aegon’s position on Code II.2.13 (j)

Members of Aegon’s Executive Board are offered pension arrangements and retirement benefits. Benefits offered are consistent with Executive Board members’ agreements. Pension arrangements do not include discretionary elements. These arrangements include retirement provisions that allow benefits to be taken at the end of the term. These retirement arrangements stem from pre-executive board membership. Details are not disclosed due to the individual nature of such arrangements.

Code II.3.3

The Dutch Corporate Governance Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or transaction in which he or she has a conflict of interest.

Aegon’s position on Code II.3.3

In line with Dutch law, members of the Executive Board do not take part in discussions or decision-making related to a subject or transaction in which he or she has a personal conflict of interest. One member of Aegon’s Executive Board is a member of the Executive Committee of the Company’s largest shareholder, Vereniging Aegon. This may be construed as a business-related conflict of interest. However, under Vereniging Aegon’s Articles of Association, the members of Aegon’s Executive Board are specifically excluded from voting on issues directly related to Aegon or their position within it. Aegon’s Supervisory Board holds the view that, given the historic relationship between Aegon and Vereniging Aegon, it would not be in the Company’s best interests to prevent their participation in discussions and decision-making related to Vereniging Aegon. For this reason, a protocol authorizes the members of Aegon’s Executive Board to continue their existing practice with respect to their dealings with Vereniging Aegon. The text of this protocol is available on Aegon’s website.

Code IV.1.1

The Dutch Corporate Governance Code recommends that the General Meeting of Shareholders may cancel the binding nature of nominations for appointments of members of the Executive Board and Supervisory Board with an absolute majority of votes and a limited quorum.

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

124	Governance Differences between Dutch and US company laws

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

Annual Report on Form 20-F 2016

Governance Code of ethics	125

Code of ethics

Aegon’s ‘Code of Conduct’ is a code of ethics that outlines the Company’s ethical principles in relation to various subjects. This code applies to all directors, officers (regardless of the contractual basis of their employment) and employees of all Aegon companies. This includes members of the Executive Board, the Management Board and the Supervisory Board of Aegon N.V., as well as other executive and non-executive or supervisory directors of Aegon companies.

The current version of the Code of Conduct came into force in 2012, and is available on aegon.com. The Code outlines Aegon’s clear commitment to a customer centric approach, and reflects Aegon’s core values: Working Together; Bringing Clarity and Exceeding Expectations.

In order to support the Code, Aegon has engaged a vendor to supply a tool that enables employees and third parties to report actual or potential violations of the Code on an anonymous and confidential basis. Employees are encouraged to raise concerns. All reports are investigated and results are reported to the Audit Committee of the Supervisory Board. Suspected or actual frauds that exceed certain thresholds must also be reported to Group Regulatory Compliance. All fraud matters are investigated and corrective actions are taken as appropriate.

126	Governance Controls and procedures

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and acting Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and acting CFO concluded that, as of December 31, 2016, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.

Due to the listing of Aegon shares on the New York Stock Exchange, Aegon is required to comply with the US Securities and Exchange Commission regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that Aegon’s CEO (the Chairman of the Executive Board) and acting CFO report on and certify the effectiveness of Aegon’s internal controls over financial reporting on an annual basis. Furthermore, external auditors are required to provide an opinion on the effectiveness of Aegon’s internal controls over financial reporting. The SOX 404 statement by the Executive Board is stated below, followed by the report of the external auditor.

Management’s Annual Report on internal control over financial reporting

The directors and management of Aegon are responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

◆	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
◆	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles;
◆	Provide reasonable assurance that receipts and expenditures are made only in accordance with the authorizations of management and directors of the Company; and
◆	Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on Aegon’s financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2016.

In making its assessment management used the criteria established in ‘Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2016. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2016, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included on the following page.

The Hague, March 22, 2017

The Executive Board of Aegon N.V.

Annual Report on Form 20-F 2016

128	Consolidated financial statements of Aegon N.V.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V.	129

130	Consolidated financial statements of Aegon N.V. Exchange rates

Exchange rates

Exchange rates at December 31,

		2016				2015
		EUR	USD	GBP	CAD	EUR	USD	GBP	CAD
1	EUR	-	1.0548	0.8536	1.4145	-	1.0863	0.7370	1.5090
1	USD	0.9480	-	0.8093	1.3410	0.9206	-	0.6784	1.3891
1	GBP	1.1715	1.2357	-	1.6571	1.3569	1.4739	-	2.0475
1	CAD	0.7070	0.7457	0.6035	-	0.6627	0.7199	0.4884	-

Weighted average exchange rates

		2016				2015				2014
		EUR	USD	GBP	CAD	EUR	USD	GBP	CAD	EUR	USD	GBP	CAD
1	EUR	-	1.1069	0.8187	1.4662	-	1.1100	0.7256	1.4173	-	1.3288	0.8061	1.4667
1	USD	0.9034	-	0.7396	1.3246	0.9009	-	0.6537	1.2768	0.7526	-	0.6066	1.1038
1	GBP	1.2214	1.3520	-	1.7909	1.3782	1.5298	-	1.9533	1.2405	1.6484	-	1.8195
1	CAD	0.6820	0.7549	0.5584	-	0.7056	0.7832	0.5120	-	0.6818	0.9060	0.5496	-

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Consolidated income statement of Aegon N.V.	131

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2016	2015 1)	2014 1)
Premium income	6	23,453	22,925	19,864
Investment income	7	7,788	8,525	8,148
Fee and commission income	8	2,408	2,438	2,137
Other revenues		7	14	7
Total revenues		33,655	33,902	30,157

Income from reinsurance ceded	9	3,687	3,321	2,906
Results from financial transactions	10	15,753	521	13,213
Other income	11	66	83	61
Total income		53,162	37,827	46,338

Premiums paid to reinsurers	6	3,176	2,979	3,011
Policyholder claims and benefits	12	41,974	26,443	36,214
Profit sharing and rebates	13	49	31	17
Commissions and expenses	14	6,351	6,598	5,629
Impairment charges / (reversals)	15	95	1,251	87
Interest charges and related fees	16	347	412	371
Other charges	17	700	774	172
Total charges		52,693	38,489	45,502
Income before share in profit / (loss) of joint ventures, associates and tax		470	(661)	836
Share in profit / (loss) of joint ventures		137	142	56
Share in profit / (loss) of associates		3	5	24
Income / (loss) before tax		610	(514)	916
Income tax (expense) / benefit	18	(172)	83	(151)
Net income / (loss)		438	(431)	766

Net income / (loss) attributable to:
Owners of Aegon N.V.		437	(432)	765
Non-controlling interests		-	1	1

Earnings per share (EUR per share)	19
Basic earnings per common share		0.15	(0.27)	0.29
Basic earnings per common share B		-	(0.01)	0.01
Diluted earnings per common share		0.15	(0.27)	0.29
Diluted earnings per common share B		-	(0.01)	0.01
[1]	Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

132	Consolidated financial statements of Aegon N.V. Consolidated statement of comprehensive income of Aegon N.V.

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2016	2015 1)	2014 1)
Net income / (loss)	438	(431)	766

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	8	13	9
Remeasurements of defined benefit plans	(392)	240	(1,156)
Income tax relating to items that will not be reclassified	86	(77)	333

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	854	(2,175)	6,759
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(2,122)	(485)	(702)
Changes in cash flow hedging reserve	(54)	446	1,188
Movement in foreign currency translation and net foreign investment hedging reserves	69	1,419	1,654
Equity movements of joint ventures	9	(8)	10
Equity movements of associates	3	(1)	(10)
Disposal of group assets	-	(544)	-
Income tax relating to items that may be reclassified	225	783	(2,018)
Other	12	9	(5)
Total other comprehensive income / (loss)	(1,301)	(380)	6,062
Total comprehensive income / (loss)	(863)	(811)	6,827

Total comprehensive income/ (loss) attributable to:
Owners of Aegon N.V.	(878)	(811)	6,828
Non-controlling interests	15	-	(1)

[1]	Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Consolidated statement of financial position of Aegon N.V.	133

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2016	2015 1)	January 1, 2015 1)
Assets
Cash and cash equivalents	21	11,347	9,594	10,610
Assets held for sale	22	8,705	-	9,881
Investments	23	156,303	160,478	153,219
Investments for account of policyholders	24	203,610	200,226	191,467
Derivatives	25	8,318	11,545	28,014
Investments in joint ventures	26	1,614	1,561	1,468
Investments in associates	27	270	242	140
Reinsurance assets	28	11,208	11,257	9,593
Defined benefit assets	41	51	41	38
Deferred tax assets	43	87	25	27
Deferred expenses	29	11,423	10,997	10,019
Other assets and receivables	30	10,667	7,549	7,563
Intangible assets	31	1,820	1,901	2,073
Total assets		425,425	415,415	424,112

Equity and liabilities
Shareholders’ equity	32	20,520	22,441	23,847
Other equity instruments	33	3,797	3,800	3,827
Issued capital and reserves attributable to owners of Aegon N.V.		24,318	26,241	27,674
Non-controlling interests		23	9	9
Group equity		24,341	26,250	27,683

Subordinated borrowings	34	767	759	747
Trust pass-through securities	35	156	157	143
Insurance contracts	36	119,569	123,042	111,927
Insurance contracts for account of policyholders	36	120,929	112,679	102,250
Investment contracts	37	19,572	17,718	15,359
Investment contracts for account of policyholders	37	84,774	90,119	91,849
Derivatives	25	8,878	10,890	26,048
Borrowings	39	13,153	12,445	14,158
Provisions	40	173	175	322
Defined benefit liabilities	41	4,817	4,471	4,404
Deferred gains	42	64	112	82
Deferred tax liabilities	43	2,201	2,252	2,906
Liabilities held for sale	22	8,816	-	7,810
Other liabilities	44	16,978	14,074	18,152
Accruals	45	237	272	272
Total liabilities		401,084	389,165	396,429
Total equity and liabilities		425,425	415,415	424,112

[1]	Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

134	Consolidated financial statements of Aegon N.V. Consolidated statement of changes in equity of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2016

Amounts in EUR million	Note	Share capital	Retained earnings	Revalu- ation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total

At January 1, 2016		8,387	7,832	6,471	(1,532)	1,283	3,800	26,241	9	26,250
Net income / (loss) recognized in the income statement		-	437	-	-	-	-	437	-	438
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans		-	-	-	(392)	-	-	(392)	-	(392)
Income tax relating to items that will not be reclassified		-	-	(3)	89	-	-	86	-	86
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	854	-	-	-	854	-	854
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(2,122)	-	-	-	(2,122)	-	(2,122)
Changes in cash flow hedging reserve		-	-	(54)	-	-	-	(54)	-	(54)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(38)	16	91	-	69	-	69
Equity movements of joint ventures		-	-	-	-	9	-	9	-	9
Equity movements of associates		-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified		-	-	264	-	(39)	-	225	-	225
Other		-	(2)	-	-	-	-	(2)	14	12
Total other comprehensive income / (loss)		-	(2)	(1,090)	(288)	64	-	(1,315)	14	(1,301)
Total comprehensive income / (loss) for 2016		-	435	(1,090)	(288)	64	-	(878)	15	(863)
Shares issued		1	-	-	-	-	-	1	-	1
Shares withdrawn		(10)	(372)	-	-	-	-	(382)	-	(382)
Issuance and purchase of treasury shares		-	(27)	-	-	-	-	(27)	-	(27)
Dividends paid on common shares		(186)	(304)	-	-	-	-	(490)	-	(490)
Dividend withholding tax reduction		-	(2)	-	-	-	-	(2)	-	(2)
Coupons on perpetual securities		-	(105)	-	-	-	-	(105)	-	(105)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans		-	(9)	-	-	-	(3)	(12)	-	(12)
At December 31, 2016	32, 33	8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

[1]	Issued capital and reserves attributable to owners of Aegon N.V.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Consolidated statement of changes in equity of Aegon N.V.	135

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2015

Amounts in EUR million	Note	Share capital	Retained earnings	Revalu- ation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves	1)	Non-con- trolling interests	Total
At January 1, 2015 3)		8,597	8,639	8,308	(1,611)	(86)	3,827	27,674		9	27,683
Net income / (loss) recognized in the income statement		-	(432)	-	-	-	-	(432)		1	(431)
Other comprehensive income: Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	13	-	-	-	13		-	13
Remeasurements of defined benefit plans		-	-	-	240	-	-	240		-	240
Income tax relating to items that will not be reclassified		-	-	(2)	(75)	-	-	(77)		-	(77)
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(2,175)	-	-	-	(2,175)		-	(2,175)
(Gains) / losses transferred to income statement on disposal and impairment of available- for-sale investments		-	-	(485)	-	-	-	(485)		-	(485)
Changes in cash flow hedging reserve		-	-	446	-	-	-	446		-	446
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(86)	1,505	-	1,419		-	1,419
Equity movements of joint ventures		-	-	-	-	(8)	-	(8)		-	(8)
Equity movements of associates		-	-	-	-	(1)	-	(1)		-	(1)
Disposal of group assets 2)		-	-	(468)	-	(76)	-	(544)		-	(544)
Income tax relating to items that may be reclassified		-	-	836	-	(52)	-	783		-	783
Other		-	10	-	-	-	-	10		(1)	9
Total other comprehensive income / (loss)		-	10	(1,837)	79	1,369	-	(379)		(1)	(380)
Total comprehensive income / (loss) for 2015		-	(422)	(1,837)	79	1,369	-	(811)		-	(811)
Shares issued and withdrawn		1	-	-	-	-	-	1		-	1
Issuance and purchase of treasury shares		-	52	-	-	-	-	52		-	52
Dividends paid on common shares		(211)	(292)	-	-	-	-	(503)		-	(503)
Dividend withholding tax reduction		-	1	-	-	-	-	1		-	1
Coupons on perpetual securities		-	(111)	-	-	-	-	(111)		-	(111)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)		-	(28)
Share options and incentive plans		-	(7)	-	-	-	(27)	(33)		-	(33)
At December 31, 2015	32, 33	8,387	7,832	6,471	(1,532)	1,283	3,800	26,241		9	26,250
[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]	Refer to note 51 for details on the disposals
[3]	Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

136	Consolidated financial statements of Aegon N.V. Consolidated statement of changes in equity of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2014

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Re- measure- ment of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves	1)	Non-con- trolling interests	Total
At January 1, 2014 (as previously stated)		8,701	8,455	3,023	(706)	(1,778)	5,015	22,709		10	22,719
Changes in accounting policies relating to Deferred cost of reinsurance		-	(110)	-	-	5	-	(105)		-	(105)
At January 1, 2014 (restated) 2)		8,701	8,345	3,023	(706)	(1,773)	5,015	22,605		10	22,614
Net income / (loss) recognized in the income statement		-	765	-	-	-	-	765		1	766

Other comprehensive income: Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	9	-	-	-	9		-	9
Remeasurements of defined benefit plans		-	-	-	(1,156)	-	-	(1,156)		-	(1,156)
Income tax relating to items that will not be reclassified		-	-	(2)	335	-	-	333		-	333
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	6,759	-	-	-	6,759		-	6,759
(Gains) / losses transferred to income statement on disposal and impairment of available- for-sale investments		-	-	(702)	-	-	-	(702)		-	(702)
Changes in cash flow hedging reserve		-	-	1,188	-	-	-	1,188		-	1,188
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(84)	1,738	-	1,654		-	1,654
Equity movements of joint ventures		-	-	-	-	10	-	10		-	10
Equity movements of associates		-	-	-	-	(10)	-	(10)		-	(10)
Income tax relating to items that may be reclassified		-	-	(1,968)	-	(50)	-	(2,018)		-	(2,018)
Other		-	(4)	-	-	-	-	(4)		(1)	(5)
Total other comprehensive income / (loss)		-	(4)	5,285	(905)	1,687	-	6,063		(1)	6,062
Total comprehensive income / (loss) for 2014		-	761	5,285	(905)	1,687	-	6,828		(1)	6,827
Issuance and purchase of treasury shares		-	(67)	-	-	-	-	(67)		-	(67)
Other equity instruments redeemed		-	11	-	-	-	(1,184)	(1,173)		-	(1,173)
Dividends paid on common shares		(104)	(266)	-	-	-	-	(370)		-	(370)
Coupons on perpetual securities		-	(128)	-	-	-	-	(128)		-	(128)
Coupons on non-cumulative subordinated notes		-	(24)	-	-	-	-	(24)		-	(24)
Share options and incentive plans		-	7	-	-	-	(4)	3		-	3
At December 31, 2014	32, 33	8,597	8,639	8,308	(1,611)	(86)	3,827	27,674		9	27,683

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]	Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Consolidated cash flow statement of Aegon N.V.	137

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2016	2015	3)	2014	3)
Income / (loss) before tax		610	(514)		916
Results from financial transactions		(16,294)	(896)		(13,640)
Amortization and depreciation		1,208	1,519		944
Impairment losses		88	1,261		87
Income from joint ventures		(137)	(142)		(56)
Income from associates		(3)	(5)		(24)
Release of cash flow hedging reserve		(59)	(39)		(12)
Other		577	476		187
Adjustments of non-cash items		(14,621)	2,174		(12,514)
Insurance and investment liabilities		2,640	3,381		6,375
Insurance and investment liabilities for account of policyholders		10,716	(3,343)		12,302
Accrued expenses and other liabilities		2,750	(1,843)		991
Accrued income and prepayments		(2,951)	(1,387)		(2,266)
Changes in accruals		13,155	(3,192)		17,403
Purchase of investments (other than money market investments)		(34,873)	(38,290)		(36,577)
Purchase of derivatives		(831)	(1,003)		1,417
Disposal of investments (other than money market investments)		33,246	36,619		33,846
Disposal of derivatives		2,373	3,099		1,589
Net purchase of investments for account of policyholders		5,160	4,371		(1,788)
Net change in cash collateral		(1,349)	(2,569)		627
Net purchase of money market investments		532	648		(958)
Cash flow movements on operating items not reflected in income		4,258	2,875		(1,843)
Tax paid		(116)	(405)		148
Other		34	(23)		12
Net cash flows from operating activities		3,319	914		4,122
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(22)	(52)		(28)
Purchase of equipment and real estate for own use		(69)	(90)		(77)
Acquisition of subsidiaries, net of cash		(2)	(66)		-
Acquisition joint ventures and associates		(112)	(173)		(95)
Disposal of equipment		3	8		13
Disposal of subsidiaries and businesses, net of cash		(1,082)	542		-
Disposal joint ventures and associates		3	371		42
Dividend received from joint ventures and associates		203	76		75
Net cash flows from investing activities		(1,078)	615		(71)
Issuance of share capital		-	1		-
Purchase of treasury shares		(623)	(213)		(199)

Proceeds from TRUPS 1), subordinated loans and borrowings		3,711	1,821		3,862
Repayment of perpetuals		-	-		(1,173)
Repayment of TRUPS 1), subordinated loans and borrowings		(3,070)	(3,916)		(1,307)
Dividends paid		(306)	(292)		(266)
Coupons on perpetual securities		(140)	(148)		(171)
Coupons on non-cumulative subordinated notes		(38)	(38)		(32)
Net cash flows from financing activities		(465)	(2,785)		715
Net increase / (decrease) in cash and cash equivalents 2)		1,776	(1,257)		4,766

Net cash and cash equivalents at the beginning of the year		9,593	10,649		5,652
Effects of changes in exchange rate		(23)	200		231
Net cash and cash equivalents at the end of the year	21	11,346	9,593		10,649

[1]	Trust pass-through securities.
[2]	Included in net increase / (decrease) in cash and cash equivalents are interest received (2016: EUR 6,691 million, 2015: EUR 7,118 million and 2014: EUR 6,711 million) dividends received (2016: EUR 1,387 million, 2015: EUR 1,384 million and 2014: EUR 1,342 million) and interest paid (2016: EUR 300 million, 2015: EUR 350 million and 2014: EUR 320 million). All included in operating activities except for dividend received from joint ventures and associates (2016: EUR 203 million, 2015: EUR 76 million and 2014: EUR 75 million).
[3]	Amounts have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1.2 Voluntary changes in accounting policies for details about these changes.

The cash flow statement is prepared according to the indirect method.

138	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 1

Notes to the consolidated financial statements

1 General information

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 29,000 people worldwide (2015: over 31,500).

2 Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code for purpose of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual Report.

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2016 is provided below in note 2.1.1 Adoption of new IFRS accounting standards. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain amounts in prior years, next to the voluntary accounting changes as described in note 2.1.2, may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 22, 2017. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 19, 2017.

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

A reconciliation between IFRS and IFRS-EU is included in the table below.

	Shareholders’ equity					Net income
	2016	2015	2014	2016	2015	2014
In accordance with IFRS	20,520	22,441	23,847	438	(431)	766
Adjustment of EU ‘IAS 39’ carve-out	510	315	434	195	(120)	559
Tax effect of the adjustment	(117)	(71)	(98)	(47)	27	(129)
Effect of the adjustment after tax	393	244	336	149	(92)	429
In accordance with IFRS-EU	20,913	22,684	24,183	586	(523)	1,195

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	139

2.1.1 Adoption of new IFRS accounting standards

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2016, the following new standards and amendments to existing standards issued by the IASB became mandatory but are not currently relevant or do not significantly impact the financial position or financial statements:

◆	IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception;
◆	IFRS 11 Joint Arrangements - Amendment Accounting for Acquisition of Interests in Joint Operations;
◆	IFRS 14 Regulatory Deferral Accounts[1];
◆	IAS 1 Amendment Disclosure Initiative;
◆	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization;
◆	IAS 27 Separate Financial Statements - Amendment Equity method in Separate Financial Statements; and
◆	Annual improvements 2012-2014 Cycle.

2.1.2 Voluntary changes in accounting policies

On January 13, 2016, Aegon provided an update on its strategic plans at its Analyst & Investor Conference. Following this update Aegon adopted voluntary changes in accounting policies, effective January 1, 2016, which are applied retrospectively for all periods presented. Firstly, Aegon adopted a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. Also, Aegon made two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon.

In the paragraphs below, details are provided for these changes in accounting policies including the impact on shareholders equity and net income.

Accounting related to certain reinsurance transactions

Aegon adopted one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The previous accounting policy recorded a deferred cost of reinsurance which was subsequently amortized. Under the new accounting policy, when the company enters into a reinsurance contract as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders. Details for the deferred cost of reinsurance are included in note 2.13 Deferred expenses.

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

Aegon adopted two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only affecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

Level of aggregation

The previous accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom was on a geographical basis, therefore the total Aegon UK book was considered as one population. After the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that are managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK will better align with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts. Details for the liability adequacy test are included in note 2.19 Insurance contracts.

[1]	Not yet endorsed by the European Union.

140	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

Substantial modification

The previous accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that applies criteria from IAS 39 contract modification. Under these criteria a change could be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring. Furthermore, it will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications. Details for the recognition and derecognition of insurance contracts are included in note 2.19 Insurance contracts.

Impact of the adjustments

Details of the impact of both of the adjustments on previous periods of the financial statements are provided in the following tables, including references to the notes that are impacted by changes in accounting policies. Notes that are impacted other than those referenced in the restatement tables provided include note 4, 5, 46 and 52. Furthermore, the Company financial statements of Aegon N.V. have been adjusted to reflect lower income from subsidiaries and the knock-on impact on equity as well as the financial statement schedules included in Other financial information.

		2015 (as previously reported) 1)	Change in accounting policy		2015 (restated)	2014 (as previously reported) 1)	Change in accounting policy		2014 (restated)
Impact of changes in accounting policies on the consolidated income statement	Note		Deferred cost of reinsurance	Insurance accounting in UK			Deferred cost of reinsurance	Insurance accounting in UK

Premium income	6	20,311	-	2,614	22,925	19,864	-	-	19,864
Policy holder claims and benefits	12	(23,830)	-	(2,614)	(26,443)	(36,214)	-	-	(36,214)
Commissions and expenses	14	(6,485)	36	(150)	(6,598)	(5,656)	27	-	(5,629)
Impairment charges / (reversals)	15	22	-	(1,274)	(1,251)	(87)	-	-	(87)
Income tax (expense) / benefit	18	(162)	(26)	270	83	(132)	(18)	-	(151)
Impact on net income			10	(1,153)			9	-

Earnings per share (EUR per share)	19
Basic earnings per common share		0.27	-	(0.54)	(0.27)	0.29	-	-	0.29
Basic earnings per common share B		0.01	-	(0.01)	(0.01)	0.01	-	-	0.01
Diluted earnings per common share		0.27	-	(0.54)	(0.27)	0.29	-	-	0.29
Diluted earnings per common share B		0.01	-	(0.01)	(0.01)	0.01	-	-	0.01

Earnings per common share calculation	19
Net income / (loss) attributable to owners		711	10	(1,153)	(432)	756	9	-	765
Coupons on perpetual securities		(111)	-	-	(111)	(128)	-	-	(128)
Coupons on non-cumulative subordinated notes		(28)	-	-	(28)	(24)	-	-	(24)
Net income / (loss) attributable to owners for basic earnings per share calculation		572	10	(1,153)	(571)	605	9	-	613

Weighted average number of common shares outstanding (in million)		2,101	-	-	2,101	2,094	-	-	2,094
Weighted average number of common shares B outstanding (in million)		584	-	-	584	580	-	-	580
[1]	As reported in Aegon’s Annual Report dated March 25, 2016.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	141

		December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)	December 31, 2014 (as previously reported) 1)	Change in accounting policy		December 31, 2014 (restated)
Impact of changes in accounting policies on the consolidated statement of comprehensive income	Note		Deferred cost of reinsurance	Insurance accounting in UK			Deferred cost of reinsurance	Insurance accounting in UK
Net income		712	10	(1,153)	(431)	757	9	-	766
Items that may be reclassified to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	32.6	1,414	(12)	18	1,419	1,668	(14)	-	1,654
Net effect comprehensive income		326	(2)	(1,135)	(811)	6,832	(5)	-	6,827
Total comprehensive income attributable to:
Owners of Aegon N.V.		326	(2)	(1,135)	(811)	6,833	(5)	-	6,828
Non-controlling interests		-	-	-	-	(1)	-	-	(1)
[1]	As reported in Aegon’s Annual Report dated March 25, 2016.

		December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)	January 1, 2015 (as previously reported) 1)	Change in accounting policy		January 1, 2015 (restated)
Impact of changes in accounting policies on the consolidated statement of financial position	Note		Deferred cost of reinsurance	Insurance accounting in UK			Deferred cost of reinsurance	Insurance accounting in UK
Assets
Deferred expenses	29	12,547	(358)	(1,192)	10,997	10,373	(355)	-	10,019
Intangible assets	31	2,110	-	(210)	1,901	2,073	-	-	2,073
Equity and liabilities
Shareholders’ equity	32	23,688	(112)	(1,135)	22,441	23,957	(110)	-	23,847

Insurance contracts	36	123,042	-	-	123,042	111,927	-	-	111,927
Investment contracts	37	17,718	-	-	17,718	15,359	-	-	15,359
Deferred tax liabilities	43	2,765	(247)	(266)	2,252	3,151	(245)	-	2,906
[1]	As reported in Aegon’s Annual Report dated March 25, 2016.

		December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015(restated)	December 31, 2014 (as previously	Change in accounting policy		December 31, 2014 (restated)
Impact of changes in accounting policies on the statement of changes in equity	Note		Deferred cost of reinsurance	Insurance accounting in UK			Deferred cost of reinsurance	Insurance accounting in UK

Share capital	32.1	8,387	-	-	8,387	8,597	-	-	8,597
Retained earnings	32	9,075	(91)	(1,153)	7,832	8,740	(101)	-	8,639
Revaluation reserves	32.4	6,471	-	-	6,471	8,308	-	-	8,308
Remeasurement of defined benefit plans	32.5	(1,532)	-	-	(1,532)	(1,611)	-	-	(1,611)
Other reserves	32.6	1,286	(21)	18	1,283	(77)	(9)	-	(86)
Shareholders’ equity		23,688	(112)	(1,135)	22,441	23,957	(110)	-	23,847
[1]	As reported in Aegon’s Annual Report dated March 25, 2016.

The voluntary changes in accounting policies have had no impact on the net cash flows from operating activities, investing activities nor from financing activities as presented in the cash flow statement.

142	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

2.1.3 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2017, were not early adopted by the Group, but will be applied in future years:

◆	IFRS 9 Financial Instruments, including the separate amendment Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts; and
◆	IFRS 15 Revenue from Contracts with Customers, including Clarifications to IFRS 15 as issued in 2016.

IFRS 9 Financial Instruments

The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014. IFRS 9 combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39 and all previous versions of IFRS 9. Under IFRS 9 Classification and Measurement, financial assets are measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. The classification and measurement of financial liabilities is unchanged from existing requirements apart from own credit risk. For financial liabilities that are designated at fair value through profit or loss, the changes which are attributable to the change in an entity’s own credit risk are presented in other comprehensive income, unless doing so would enlarge or create an accounting mismatch. For the impairment component, the IASB included requirements for a credit loss allowance or provision which should be based on expected losses rather than incurred losses.

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, the IASB has issued an amendment to IFRS 4 Insurance Contracts. The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts standard. The amendments permit entities whose predominant activities are connected with insurance, to either defer the application of IFRS 9 until 2021 (the ‘temporary exemption’); or to permit all issuers of insurance contracts to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued (the ‘overlay approach’).

Aegon will make use of the ‘temporary exemption’ to defer the application of IFRS 9 until 2021, as it meets the underlying qualifying criteria for doing so.

As Aegon will defer the application of IFRS 9 until 2021, the full impact of the standard is not yet clear, however an initial impact assessment resulted in the expectation that it will have a significant impact on shareholders’ equity, income and/or other comprehensive income and disclosures. An implementation project will be combined with the implementation of the new insurance contracts standard (IFRS 17) which is expected to be issued by the IASB in the first half-year of 2017.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18 Revenue, as well as other IFRIC and SIC interpretations regarding revenue unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The standard outlines the principles an entity shall apply to measure and recognize revenue and the related cash flows. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. In April 2016, the IASB issued amendments to IFRS 15 to address several implementation issues discussed by the Transition Resource Group (TRG). The amendments are intended to clarify the requirements in IFRS 15, not to change the standard. IFRS 15 and the amendments will be effective for the Group on January 1, 2018, using either of two methods: a full retrospective approach with certain practical expedients or a modified retrospective approach with the cumulative effect of initially applying this standard recognized at the date of initial application with certain additional disclosures. Aegon is evaluating the impact that adoption of this standard is expected to have on the Group’s financial statements. The full impact will only be clear after full assessment of the standard, however as insurance revenue is not in scope of IFRS 15, the impact on Aegon is limited to other types of revenue.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	143

2.1.4 Disclosure of new standards that have been issued but are not yet effective

The following new standards and amendments to existing standards and interpretations, published prior to January 1, 2017, which are not yet effective for the Group nor early adopted, are not expected to significantly impact the financial position or financial statements:

◆	IFRS 2 Clarifications of Classification and Measurement of Share Based Payments Transactions;
◆	IFRS 16 Leases;
◆	IAS 7 Amendment Disclosure initiative;
◆	IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses;
◆	IAS 40 Amendment Transfers of Investment Property;
◆	Annual improvements 2014-2016 Cycle; and
◆	IFRIC 22 – Foreign Currency Transactions and Advance Consideration.

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

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting policies, which is consistent with IFRS. Intra-group transactions, including Aegon N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses may indicate an impairment that requires recognition in the consolidated financial statements. Non-controlling interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling share in changes in the subsidiary’s equity.

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

Transactions with non-controlling interests

Transactions with non-controlling interests are accounted for as transactions with owners. Therefore disposals to non-controlling interests and acquisitions from non-controlling interests, not resulting in losing or gaining control of the subsidiary are recorded in equity. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of Aegon N.V.

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

144	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:

◆	Control structure of the asset manager (i.e. whether an Aegon subsidiary);
◆	The investment constraints posed by investment mandate;
◆	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
◆	The governance structure, such as an independent board of directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
◆	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).

Exposure or rights to variability of returns can be the result of, for example:

◆	General account investment of Aegon;
◆	Aegon’s investments held for policyholder;
◆	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;
◆	Fees dependent on fund value (including, but not limited to, asset management fees); and
◆	Fees dependent on performance of the fund (including, but not limited to, performance fees).

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	145

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

At the reporting date, monetary assets and monetary liabilities in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date, except for own equity instruments in foreign currencies which are translated using historical exchange rates. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, while assets carried at fair value are translated at the exchange rate when the fair value was determined.

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

b. Translation of foreign currency operations

On consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the reporting date.

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of shareholders’ equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

2.4 Segment reporting

During 2016 Aegon made changes which affected its segment reporting:

Changes to Aegon’s operating and reporting segments (paragraph 2.4.1)

◆	Voluntary changes in accounting policies (paragraph 2.4.2)
◆	Change in measurement of underlying earnings before tax (paragraph 2.4.3)

2.4.1 Changes to Aegon’s operating and reporting segments

Aegon’s segment reporting in previous years was established by considering the requirements outlined in IFRS 8 – Operating Segments. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Between 2010 and 2015 Aegon had the following reportable segments: Americas, the Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global / European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and Variable Annuities Europe (VA Europe). Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon changed its managerial view to geographical areas, and underlying businesses have developed since 2010, Aegon has evolved the way it manages its businesses including the internal managerial reports it uses to manage the businesses. Alignment of segment reporting with those changes and developments have been put in place in 2016 reflecting Aegon’s announcements related to its strategic plan. Accordingly as of January 1, 2016 Aegon adopted refinements to its segment reporting including presenting the operating segments as described above and introducing a separate presentation of the asset management business. The following will be reported from 2016 onwards:

◆	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;

146	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

◆	the Netherlands;
◆	United Kingdom (including VA Europe);
◆	Central & Eastern Europe;
◆	Spain & Portugal;
◆	Asia: one operating segment which covers businesses operating in Hong Kong, Singapore, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
◆	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
◆	Holding and other activities: one operating segment which includes financing, reinsurance activities, employee and other administrative expenses of holding companies.

The change in segment reporting does not have an impact on the consolidated statement of financial position, the consolidated income statement and results of operations or the consolidated cash flow statement of Aegon N.V.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Segment measures are explained and disclosed in note 5 Segment information.

The following tables show the reconciliation between former and new segment reporting, first showing the impact of the segment change and second showing the new segments taking into account the voluntary change in accounting policies as described in note 2.1.2 and finally showing the change in measurement of underlying earnings before tax as described in note 5 Segment information.

The following table presents Aegon’s 2015 segment results as previously reported:

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2015
Underlying earnings before tax	1,200	537	125	236	(163)	2	1,939	34	1,973
Fair value items	(589)	175	(27)	8	(68)	-	(500)	(59)	(559)
Realized gains / (losses) on investments	(74)	306	95	20	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	119	-	119
Other income / (charges)	(938)	(22)	27	(47)	-	-	(980)	21	(959)
Run-off businesses	52	-	-	-	-	-	52	-	52
Income / (loss) before tax	(277)	977	220	215	(230)	2	906	(33)	874
Income tax (expense) / benefit	31	(223)	(2)	(71)	71	-	(194)	33	(162)
Net income / (loss)	(246)	753	218	144	(159)	2	712	-	712
Inter-segment underlying earnings	(220)	(55)	(75)	339	10
Revenues
2015
Life insurance gross premiums	7,046	2,240	5,650	2,565	4	(106)	17,400	(431)	16,969
Accident and health insurance	2,266	234	47	170	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	244	2	-	720	(80)	640
Total gross premiums	9,312	2,947	5,697	2,979	13	(112)	20,836	(524)	20,311
Investment income	3,680	2,277	2,327	291	387	(385)	8,576	(51)	8,525
Fee and commission income	1,704	351	43	813	-	(278)	2,633	(195)	2,438
Other revenues	9	-	-	2	7	-	19	(5)	14
Total revenues	14,705	5,575	8,067	4,086	406	(776)	32,064	(775)	31,289
Inter-segment revenues	24	2	-	356	393

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	147

The following table presents Aegon’s 2015 segment results after adoption of the refinements of its segment reporting:

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2015
Underlying earnings before tax	1,200	537	122	37	12	20	170	(163)	2	1,939	34	1,973
Fair value items	(589)	175	(25)	-	-	7	-	(68)	-	(500)	(59)	(559)
Realized gains / (losses) on investments	(74)	306	103	2	-	7	3	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	-	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	-	-	-	119	-	119
Other income / (charges)	(938)	(22)	27	(2)	17	(61)	(1)	-	-	(980)	21	(959)
Run-off businesses	52	-	-	-	-	-	-	-	-	52	-	52
Income / (loss) before tax	(277)	977	227	35	29	(27)	172	(230)	2	906	(33)	874
Income tax (expense) / benefit	31	(223)	(2)	(11)	(7)	(3)	(50)	71	-	(194)	33	(162)
Net income / (loss)	(246)	753	225	24	22	(30)	121	(159)	2	712	-	712
Inter-segment underlying earnings	(220)	(55)	(63)	(14)	-	77	264	10
Revenues
2015
Life insurance gross premiums	7,046	2,240	5,851	477	174	1,713	-	4	(106)	17,400	(431)	16,969
Accident and health insurance	2,266	234	47	1	64	105	-	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	164	80	-	-	2	-	720	(80)	640
Total gross premiums	9,312	2,947	5,898	642	317	1,819	-	13	(112)	20,836	(524)	20,311
Investment income	3,680	2,277	2,331	45	41	194	7	392	(391)	8,576	(51)	8,525
Fee and commission income	1,704	351	98	39	13	62	650	-	(284)	2,633	(195)	2,438
Other revenues	9	-	-	-	2	-	-	7	-	19	(5)	14
Total revenues	14,705	5,575	8,327	726	373	2,076	657	412	(787)	32,064	(775)	31,289
Inter-segment revenues	24	2	-	-	-	101	261	399

148	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

The following table presents Aegon’s 2014 segment results as previously reported:

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	1,134	558	115	196	(139)	1	1,865	(9)	1,856
Fair value items	(497)	(766)	(15)	(6)	(82)	-	(1,366)	2	(1,364)
Realized gains / (losses) on investments	85	431	164	16	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(43)	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	66	-	66
Other income / (charges)	(52)	(113)	(49)	(24)	(3)	-	(240)	22	(218)
Run-off businesses	(21)	-	-	-	-	-	(21)	-	(21)
Income / (loss) before tax	669	99	215	139	(223)	1	900	(10)	889
Income tax (expense) / benefit	(79)	(37)	(37)	(50)	60	-	(143)	10	(132)
Net income / (loss)	590	62	178	89	(164)	1	757	-	757
Inter-segment underlying earnings	(173)	(58)	(59)	272	18
Revenues
2014
Life insurance gross premiums	6,461	3,982	4,859	2,015	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	163	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	224	-	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,073	234	326	(323)	8,191	(42)	8,148
Fee and commission income	1,485	324	43	623	-	(237)	2,237	(100)	2,137
Other revenues	2	-	-	3	5	-	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	336	(637)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	292	327

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	149

The following table presents Aegon’s 2014 segment results after adoption of the refinements of its segment reporting:

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	1,134	558	125	60	28	(17)	115	(139)	1	1,865	(9)	1,856
Fair value items	(497)	(766)	(31)	8	-	3	-	(82)	-	(1,366)	2	(1,364)
Realized gains / (losses) on investments	85	431	164	9	2	5	1	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(42)	-	(1)	-	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	-	-	-	66	-	66
Other income / (charges)	(52)	(113)	(49)	(26)	(1)	4	(1)	(3)	-	(240)	22	(218)
Run-off businesses	(21)	-	-	-	-	-	-	-	-	(21)	-	(21)
Income / (loss) before tax	669	99	209	9	28	(7)	115	(223)	1	900	(10)	889
Income tax (expense) / benefit	(79)	(37)	(36)	-	(7)	(9)	(36)	60	-	(143)	10	(132)
Net income / (loss)	590	62	174	9	22	(16)	79	(164)	1	757	-	757
Inter-segment underlying earnings	(173)	(58)	(55)	(17)	-	55	229	18
Revenues
2014
Life insurance gross premiums	6,461	3,982	5,056	524	196	1,097	-	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	1	60	102	-	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	152	72	-	-	-	-	725	(72)	653
Total gross premiums	8,334	4,716	5,113	678	328	1,199	-	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,077	54	49	124	4	332	(329)	8,191	(42)	8,148
Fee and commission income	1,485	324	94	41	8	53	475	-	(243)	2,237	(100)	2,137
Other revenues	2	-	-	-	2	-	-	5	-	10	(3)	7
Total revenues	13,134	7,608	7,284	773	387	1,376	479	342	(648)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	-	-	70	228	333

150	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

2.4.2 Voluntary changes in accounting policies

As described in paragraph 2.1.2, Aegon adopted voluntary changes in accounting policies, effective January 1, 2016. The following table presents the impact of the voluntary changes in accounting policies on the new segments on the comparative numbers for the years ended December 31, 2015 and 2014:

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2015
Underlying earnings before tax	-	-	(150)	-	-	-	-	-	-	(150)	-	(150)
Fair value items	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	-	-	(1,274)	-	-	-	-	-	-	(1,274)	-	(1,274)
Run-off businesses	36	-	-	-	-	-	-	-	-	36	-	36
Income / (loss) before tax	36	-	(1,423)	-	-	-	-	-	-	(1,388)	-	(1,388)
Income tax (expense) / benefit	(25)	-	270	-	-	-	-	-	-	245	-	245
Net income / (loss)	11	-	(1,153)	-	-	-	-	-	-	(1,143)	-	(1,143)
Inter-segment underlying earnings	-	-	-	-	-	-	-	-
Revenues
2015
Life insurance gross premiums	-	-	2,614	-	-	-	-	-	-	2,614	-	2,614
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	2,614	-	-	-	-	-	-	2,614	-	2,614
Investment income	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	2,614	-	-	-	-	-	-	2,614	-	2,614
Inter-segment revenues	-	-	-	-	-	-	-	-

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	151

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	-	-	-	-	-	-	-	-	-	-	-	-
Fair value items	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	-	-	-	-	-	-	-	-	-	-	-	-
Run-off businesses	27	-	-	-	-	-	-	-	-	27	-	27
Income / (loss) before tax	27	-	-	-	-	-	-	-	-	27	-	27
Income tax (expense) / benefit	(18)	-	-	-	-	-	-	-	-	(18)	-	(18)
Net income / (loss)	9	-	-	-	-	-	-	-	-	9	-	9
Inter-segment underlying earnings	-	-	-	-	-	-	-	-
Revenues
2014
Life insurance gross premiums	-	-	-	-	-	-	-	-	-	-	-	-
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	-	-	-	-	-	-	-	-	-	-
Investment income	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment revenues	-	-	-	-	-	-	-	-

152	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

2.4.3 Change in measurement of underlying earnings before tax

As described in note 5 Segment Reporting, Aegon made changes in the measurement of underlying earnings before tax by presenting the impacts from assumption updates as part of other income/ (charges) rather than as part of underlying earnings before tax or fair value items. In addition, the impact from updates to actuarial assumptions, as well as model updates and updates to economic assumptions both previously recorded in fair value items, are recorded in Other income / (charges) as of 2016.

The following table presents the impact of the changes in measurement of actuarial assumption updates, as implemented in 2016, on the comparative numbers for the years ended December 31, 2015 and 2014:

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2015
Underlying earnings before tax	77	-	-	-	-	-	-	-	-	77	-	77
Fair value items	(103)	(49)	-	-	-	-	-	-	-	(151)	-	(151)
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	25	49	-	-	-	-	-	-	-	74	-	74
Run-off businesses	-	-	-	-	-	-	-	-	-	-	-	-
Income / (loss) before tax	-	-	-	-	-	-	-	-	-	-	-	-
Income tax (expense) / benefit	-	-	-	-	-	-	-	-	-	-	-	-
Net income / (loss)	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment underlying earnings	-	-	-	-	-	-	-	-
Revenues
2015
Life insurance gross premiums	-	-	-	-	-	-	-	-	-	-	-	-
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	-	-	-	-	-	-	-	-	-	-
Investment income	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment revenues	-	-	-	-	-	-	-	-

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	153

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	141	-	-	-	-	-	-	-	-	141	-	141
Fair value items	4	-	-	-	-	-	-	-	-	4	-	4
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	(151)	-	-	-	-	-	-	-	-	(151)	-	(151)
Run-off businesses	5	-	-	-	-	-	-	-	-	5	-	5
Income / (loss) before tax	-	-	-	-	-	-	-	-	-	-	-	-
Income tax (expense) / benefit	-	-	-	-	-	-	-	-	-	-	-	-
Net income / (loss)	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment underlying earnings	-	-	-	-	-	-	-	-		-
Revenues
2014
Life insurance gross premiums	-	-	-	-	-	-	-	-	-	-	-	-
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	-	-	-	-	-	-	-	-	-	-
Investment income	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	-	-	-	-	-	-	-	-	-	-
Inter-segment revenues	-	-	-	-	-	-	-	-

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

2.6 Intangible assets

a. Goodwill

Goodwill is recognized as an intangible asset for interests in subsidiaries and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary is disposed.

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums, revenues or the expected gross profit margins. The amortization period and pattern are reviewed at each reporting date; any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with deferred policy acquisition costs (DPAC) where appropriate, is assessed for recoverability on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

154	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	155

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

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). For quoted financial assets for which there is an active market, the fair value is the bid price at the reporting date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied, the discount rate is based on current market rates applicable to financial instruments with similar characteristics. The valuation techniques that include unobservable inputs can result in a different outcome than the actual transaction price at which the asset was acquired. Such differences are not recognized in the income statement immediately but are deferred. They are released over time to the income statement in line with the change in factors (including time) that market participants would consider in setting a price for the asset. Interest accrued to date is not included in the fair value of the financial asset.

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

156	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

b. Real estate

Investments in real estate include property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as ‘Investments’. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in ‘Other assets and receivables’.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	157

evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered highly effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

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

158	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

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

2.12 Reinsurance assets

Reinsurance contracts are contracts entered into by the Group in order to receive compensation for claims/benefits incurred on contracts written by the Group (outgoing reinsurance). Reinsurance assets are also held as part of exiting the business. For contracts transferring sufficient insurance risk, a reinsurance asset is recognized for the expected future benefits, less expected future reinsurance premiums. Reinsurance contracts with insufficient insurance risk transfer are accounted for as investment or service contracts, depending on the nature of the agreement.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	159

2.13 Deferred expenses

a. Deferred policy acquisition costs (DPAC)

DPAC relates to all insurance contracts as well as investment contracts with discretionary participation features and represents directly attributable costs that are related to the selling, underwriting and initiating of these insurance contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on factors such as expected gross profit margins. For products sold in the United States with amortization based on expected gross profit margins or revenues, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, morbidity and lapse assumptions, maintenance expenses and expected inflation rates.

For all products, DPAC, in conjunction with VOBA where appropriate, is assessed for recoverability at least annually on a country-by-country basis as part of the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits or revenues are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

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

b. Deferred cost of reinsurance

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business. When Aegon enters into a reinsurance contract as part of a plan to exit a business, an immediate loss is recognized in the income statement. Upon reinsurance, Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the contractual term of the underlying contracts.

The difference, if any, between amounts paid in a reinsurance transaction and the amount of the liabilities relating to the underlying reinsured contracts is part of the deferred cost of reinsurance.

When losses on buying reinsurance are deferred, the amortization is based on the assumptions of the underlying insurance contracts. The amortization is recognized in the income statement.

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

160	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

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

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its fair value less cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to note 31 Intangible assets for more details.

Impairment losses are charged to shareholders’ equity to the extent that they offset a previously recorded revaluation reserve relating to the same item. Any further losses are recognized directly in the income statement. Impairment of deferred policy acquisition costs is included in note 15 Impairment charges/(reversals).

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	161

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

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The unwinding of the discount of this component is recognized in the income statement. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. At initial recognition the equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax. For compound instruments incremental external costs that are directly attributable to the issuing or buying back of the compound instruments are recognized proportionate to the equity component and liability component, net of tax.

162	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

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

2.19 Insurance contracts

Insurance contracts are accounted for under IFRS 4 Insurance Contracts. In accordance with this standard, Aegon continues to apply the existing accounting policies that were applied prior to the adoption of IFRS with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. Aegon applies, in general, non-uniform accounting policies for insurance liabilities and intangible assets to the extent that it was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between Aegon’s operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. At the time of IFRS adoption, Aegon was applying US GAAP for its United States operations whereas in the Netherlands and the United Kingdom, Aegon was applying Dutch Accounting Principles. Since adoption of IFRS, Aegon has considered new and amended standards in those GAAPs which have become effective subsequent to the date of transition to IFRS. If any changes are made to current accounting policies for insurance contracts, these will be in accordance with IFRS 4.

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

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. The liability is derecognized when the contract expires, is discharged, disposed or cancelled. Within the United States, the Netherlands and the United Kingdom, substantially modified contracts are accounted for as an extinguishment of the original liability and the recognition of a new liability.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	163

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

Terms and conditions, including participation features and expected lapse rates, are considered when establishing the insurance liabilities. Where the Group has discretion over the amount or timing of the bonuses distributed resulting from participation features, a liability is recognized equal to the amount that is available at the reporting date for future distribution to policyholders.

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

164	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

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

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position.

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities leads to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then offset against the revaluation reserve. If in subsequent periods such a deficiency of the insurance liability is no longer applicable, shadow loss recognition is reversed via the revaluation reserve.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	165

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

166	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the reporting date, considering all its inherent risks and uncertainties, as well as the time value of money. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure. The unwinding of the effect of discounting is recorded in the income statement as an interest expense.

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

Defined benefit plans

Measurement

The defined benefit obligation is based on the terms and conditions of the plan applicable on the reporting date. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the best estimate of future variables. The benefits are discounted using an interest rate based on the market yield for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future salary increases, mortality rates and price inflation. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected. Plan improvements (either vested or unvested) are recognized in the income statement at the date when the plan improvement occurs.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted from the defined benefit obligation in determining the amount recognized on the statement of financial position.

Profit or loss recognition

The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:

◆	Current year service cost which is recognized in profit or loss; and
◆	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	167

Remeasurements of the net defined benefit liability (asset) comprise of:

◆	Actuarial gains and losses;
◆	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and
◆	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Past service cost and gains or losses on settlements

Gains or losses on curtailments or settlements of a defined benefit plan comprise of the difference between: Past service cost is the change in the present value of the defined benefit obligation for employee service, resulting from a plan amendment or curtailment.

Gains or losses on curtailments or settlements of a defined benefit plan comprise of the difference between:

◆	The present value of the defined benefit obligation being settled, as determined on the date of settlement; and
◆	The settlement price, including any plan assets transferred and any payments made directly by Aegon in connection with the settlement.

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

The cost for share option plans and long term incentive plans are recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately. For cash settled components (such as net settled component of long-term share-based plans) a liability will be recognized using the fair value of the equity settled award based on the elapsed portion of the vesting period. For modifications of the terms and conditions of equity-settled plans that result in those plans to be classified as cash-settled plans, the liability is recognized using the fair value measured at the modification date. The liability is remeasured at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

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

168	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2

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

Investment income also includes rental income due, as well as fees received for security lending.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 2	169

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

2.31 Impairment charges/(reversals)

Impairment charges and reversals include impairments and reversals on investments in financial assets, impairments and reversals on the valuation of insurance assets and other non-financial assets and receivables. Impairment of deferred policy acquisition costs is included in note 15 Impairment charges/ (reversals). Refer to note 15 Impairment charges/(reversals).

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

170	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 3

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

2.34 Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the reporting date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the reporting date.

Events that are indicative of conditions that arose after the reporting date are disclosed, but do not result in an adjustment of the financial statements themselves.

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

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 3	171

The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

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

During 2016, Aegon implemented actuarial assumption and model updates resulting in a net EUR 118 million charge to income before tax (2015: EUR 131 million charge). Refer to note 5 Segment information for further details.

For the years 2014 through 2016, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. During the three year period, the long-term assumption for 10-year US Treasury yields was 4.25% and the uniform grading period was 10 years. Aegon’s assumed returns for US separate account bond fund are 4% over the next 10 years and 6% thereafter. The 90-day Treasury yield was 0.51%, 0.16%, and 0.04% at December 31, 2016, 2015 and 2014, respectively. During 2016 the Treasury yield was assumed to have a uniform grading over 10 years to 2.5%. In 2015, the Treasury yield was assumed to remain level for six months followed by a 9.5 year grade to 2.5%, while in 2014, it was assumed to remain level for the next two years followed by an eight year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 158 million (2015: EUR 147 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 3.0 billion at December 31, 2016 (2015: EUR 3.0 billion).

A relative increase ranging of 10% to the mortality assumption (in 2015 a range from 5% to 10% was used, dependent on product and characteristics of the block of business), would reduce net income by approximately EUR 343 million (2015: EUR 103 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 93 million (2015: EUR 76 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 19 million (per assumption change) (2015: EUR 37 million).

172	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 3

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

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

◆	In the principal market for the asset or liability; or
◆	In the absence of a principal market, in the most advantageous market for the asset or liability.

Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

◆	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
◆	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
◆	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	173

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

Aegon operates a Derivative Use Policy to govern its usage of derivatives. This policy establishes the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, the policy stipulates necessary mitigation of credit risk created through derivatives management tools. For derivatives, credit risk is normally mitigated by requirements to post collateral via credit support annex agreements or through a central clearinghouse.

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

174	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

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

Concentration risk for financial risks are measured and managed at the following levels:

◆	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type and which promotes diversification across risk types;
◆	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and
◆	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.

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

Aegon operates a Currency Risk Policy which applies currency risk exposure limits both at Group and regional levels, and under which direct currency speculation or program trading by country units is not allowed unless explicit approval has been granted by the Group Risk and Capital Committee and the Management Board. Assets should be held in the functional currency of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure should be sufficiently documented and limits are placed on the total exposure at both group level and for individual country units.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	175

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2016	2015	2014
Net income
Americas (in USD)	618	(261)	796
The Netherlands (in EUR)	418	753	62
United Kingdom (in GBP)	(346)	(674)	140
Central & Eastern Europe (in EUR)	19	24	9
Spain & Portugal (in EUR)	(2)	22	22
Asia (in USD)	(14)	(33)	(21)
Asset Management (in EUR)	97	121	79

Equity in functional currency
Americas (in USD)	17,103	17,609	21,254
The Netherlands (in EUR)	5,101	5,263	4,745
United Kingdom (in GBP)	1,845	2,981	3,975
Central & Eastern Europe (in EUR)	378	396	401
Spain & Portugal (in EUR)	451	464	783
Asia (in USD)	1,281	674	657
Asset Management (in EUR)	422	444	267

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2016	2015	2014	2013	2012
USD	1.05	1.09	1.21	1.38	1.32
GBP	0.85	0.74	0.78	0.83	0.81

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets 1)	Estimated approximate effects on net income 2)	Estimated approximate effects on shareholders’ equity
2016
Increase by 15% of USD currencies relative to the euro	87	2,179
Increase by 15% of GBP currencies relative to the euro	(3)	259
Increase by 15% of non-euro currencies relative to the euro	79	2,537
Decrease by 15% of USD currencies relative to the euro	(61)	(1,558)
Decrease by 15% of GBP currencies relative to the euro	(55)	(170)
Decrease by 15% of non-euro currencies relative to the euro	(110)	(1,794)

2015
Increase by 15% of USD currencies relative to the euro	71	2,161
Increase by 15% of GBP currencies relative to the euro	(165)	566
Increase by 15% of non-euro currencies relative to the euro	(91)	2,820
Decrease by 15% of USD currencies relative to the euro	(50)	(1,539)
Decrease by 15% of GBP currencies relative to the euro	123	(390)
Decrease by 15% of non-euro currencies relative to the euro	72	(1,993)
[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.
[2]	For the sensitivity analysis the book loss of Canada in 2015 has not been taken into account and for 2016 the book loss of the UK annuity portfolio has been excluded.

176	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	177

The following table shows interest rates at the end of each of the last five years.

	2016	2015	2014	2013	2012
3-month US LIBOR	1.00%	0.61%	0.26%	0.25%	0.31%
3-month EURIBOR	(0.32%)	(0.13%)	0.08%	0.29%	0.19%
10-year US Treasury	2.43%	2.27%	2.17%	3.03%	1.76%
10-year Dutch government	0.35%	0.79%	0.68%	2.23%	1.50%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curves on net income and shareholders’ equity arising from the impact on general account investments and offset due to liabilities from insurance and investment contracts. In general, increases in interest rates are beneficial to Aegon. However, timing and valuation differences between assets and liabilities may cause short-term reductions in net income as rates rise. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains could become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. The short to medium term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, higher interest rates are not considered a long-term risk to the Group. However, a long sustained period of low interest rates will erode net income due to lower returns earned on reinvestments.

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2016
Shift up 100 basis points	364	(2,257)
Shift down 100 basis points	(300)	2,020

2015
Shift up 100 basis points	390	(4,428)
Shift down 100 basis points	(480)	2,559

The estimated approximate effect on shareholders’ equity at December 31, 2016 was EUR 2.2 billion lower compared to 2015 due to the fact that over the course of the year the Netherlands adjusted their interest rate hedge to improve the stability of the capital ratio. Previously the interest rate hedging program focused on stabilizing the IFRS net income. Next to this the UK Annuity portfolio was sold, which led to a reduction of the UK shareholders’ equity and thus also to lower interest rate sensitivity (please refer to note 51 business combinations).

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, Aegon typically bears the risk for investment performance which is equal to the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. During financial downturns, Aegon can incur defaults or other reductions in the value of these securities and loans, which could have a materially adverse effect on Aegon’s business, results of operations and financial condition. Investments for account of policyholders are excluded as the policyholder bears the credit risk associated with the investments.

178	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 49 Transfer of financial assets for further information on collateral given, which may expose the Group to credit risk.

2016	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollat- eralization)	Net exposure
Debt securities - carried at fair value	103,169	-	-	392	-	-	-	392	-	102,777
Money market and other short-term investments - carried at fair value	7,093	-	815	-	-	-	-	815	27	6,306
Mortgage loans - carried at amortized cost	33,696	2,319	-	760	49,448	-	-	52,527	19,198	366
Private loans - carried at amortized cost	3,166	67	-	-	-	-	-	67	-	3,099
Other loans - carried at amortized cost	2,441	-	-	-	-	-	2,197	2,197	1,326	1,570
Other financial assets - carried at fair value	3,425	-	-	-	-	-	-	-	-	3,425
Derivatives	7,916	1,606	407	-	-	5,841	-	7,855	47	109
Reinsurance assets	11,206	-	5,064	171	-	-	-	5,235	-	5,971
At December 31	172,113	3,992	6,287	1,322	49,448	5,841	2,197	69,087	20,598	123,623

2015	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollat- eralization)	Net exposure
Debt securities - carried at fair value	107,390	-	-	470	-	-	-	470	-	106,920
Money market and other short-term investments - carried at fair value	7,444	-	984	-	-	-	-	984	-	6,460
Mortgage loans - carried at amortized cost	32,899	2,070	-	1,387	45,244	-	1	48,702	15,644	(159)
Private loans - carried at amortized cost	2,847	-	-	-	-	-	-	-	-	2,847
Other loans - carried at amortized cost	2,517	-	-	-	-	-	2,193	2,193	1,377	1,701
Other financial assets - carried at fair value	3,932	-	-	-	-	-	-	-	-	3,932
Derivatives	10,643	1,510	696	-	-	7,972	-	10,178	58	523
Reinsurance assets	11,193	-	5,345	178	-	-	-	5,523	-	5,670
At December 31	178,864	3,580	7,025	2,035	45,244	7,972	2,193	68,049	17,079	127,894

Debt securities

Several bonds in Aegon’s USA’s portfolio are guaranteed by monoline insurers. This is shown in the table above in the column ‘Letters of credit / guarantees’. Further information on the monoline insurers is provided below under ‘Monoline insurers’.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	179

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

Reinsurance assets

The collateral related to the reinsurance assets include assets in trust that are held by the reinsurer for the benefit of Aegon. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note 28 Reinsurance assets.

Other loans

The collateral included in the other column represents the policyholders account value for policy loans. The excess of the account value over the loan value is included in the surplus collateral column. For further information on the policy loans refer to note 23.1 Financial assets, excluding derivatives.

The total collateral includes both under- and over-collateralized positions. To present a net exposure of credit risk, the over-collateralization, which is shown in the surplus collateral column, is extracted from the total collateral.

Credit risk management

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated ‘A’ or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, equity swaps, currency swaps and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high quality instruments to be posted. Over the last three years, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial

180	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4 liabilities due to the same counterparty will be settled after the assets are realized. Eligible derivative transactions are traded via Central Clearing Houses as required by EMIR and the Dodd-Frank act. Credit risk in these transactions is mitigated through posting of initial and variation margins.

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

At December 31, 2016 there was one violation of the Credit Name Limit Policy at Group level. This violation will be solved over time by taking appropriate management actions. At December 31, 2015 there was one violation of the Credit Name Limit Policy at Group level. This violation has been resolved in 2016 by reducing the exposure.

At December 31, 2016 Aegon’s largest corporate credit exposures are to American United Mutual Insurance, Reinsurance Group of America (RGA), Barclays and Citigroup. Aegon had large government exposures, the largest being in the USA, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon group level long-term counterparty exposure limits are as follows:

Group limit Amounts in EUR million	2016	2015
AAA	900	900
AA	900	900
A	675	675
BBB	450	450
BB	250	250
B	125	125
CCC or lower	50	50

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	181

Credit rating

The ratings distribution of general account portfolios of Aegon’s major reporting units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Aegon uses a composite rating based on a combination of the external ratings of S&P, Moody’s, Fitch and National Association of Insurance Commissioners (NAIC which is for US only) and internal ratings. The rating used is the lower of the external rating and the internal rating.

	Americas		The Netherlands		United Kingdom		Central & Eastern Europe		Spain & Portugal
Credit rating general account investments, excluding reinsurance assets 2016	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
AAA	1,560	21,580	1,628	13,020	-	171	-	2	-	12
AA	3,214	6,102	86	6,011	-	1,158	-	1	-	58
A	3,281	25,147	12	3,397	-	549	8	116	48	157
BBB	481	21,461	850	2,402	-	85	20	433	(6)	436
BB	70	1,964	18	107	-	90	56	80	-	18
B	-	1,207	-	10	-	2	4	1	-	3
CCC or lower	-	1,049	-	-	-	-	-	-	-	-
Assets not rated	2,196	3,847	25,133	4,792	-	215	111	44	3	3
Total	10,802	82,357	27,727	29,740	-	2,269	201	676	45	687

Past due and / or impaired assets	17	1,397	390	77	-	-	102	2	-	-

At December 31	10,820	83,755	28,117	29,817	-	2,269	303	678	45	687

	Asia		Asset Management		Total 2016 1)
Credit rating general account investments, excluding reinsurance assets 2016	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
AAA	-	950	-	-	3,189	35,758	38,946
AA	-	402	-	-	3,300	13,731	17,032
A	-	1,823	-	-	3,349	31,204	34,553
BBB	-	1,904	-	-	1,346	26,721	28,067
BB	-	132	-	-	145	2,391	2,536
B	-	57	-	-	5	1,279	1,284
CCC or lower	-	28	-	-	-	1,078	1,078
Assets not rated	18	-	-	90	27,460	9,267	36,727
Total	18	5,297	-	90	38,793	121,429	160,222

Past due and / or impaired assets	-	13	-	-	510	1,489	1,999

At December 31	18	5,310	-	90	39,303	122,918	162,221
[1]	Includes investments of Holding and other activities.

182	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

	Americas		The Netherlands		United Kingdom		Central & Eastern Europe		Spain & Portugal
Credit rating general account investments, excluding reinsurance assets 2015	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value
AAA	1,528	18,643	1,489	13,361	-	736	-	3	-	12
AA	3,239	5,249	96	4,420	-	6,172	-	10	-	54
A	2,813	24,525	202	2,054	-	3,654	31	73	59	163
BBB	212	21,179	459	3,309	-	2,588	54	109	1	382
BB	52	2,063	12	201	-	187	11	333	-	27
B	-	1,198	-	26	-	2	5	-	-	-
CCC or lower	-	969	-	-	-	-	4	8	-	-
Assets not rated	2,195	4,203	24,914	7,849	-	628	80	33	3	2
Total	10,038	78,029	27,173	31,220	-	13,968	186	568	62	639

Past due and / or impaired assets	23	1,479	520	119	-	1	154	2	-	-

At December 31	10,062	79,508	27,692	31,339	-	13,969	340	570	62	639

	Asia		Asset Management		Total 2015 1)
Credit rating general account investments, excluding reinsurance assets 2015	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Amor- tized cost	Fair value	Total carrying value
AAA	-	782	-	-	3,017	33,556	36,572
AA	-	332	-	-	3,335	16,236	19,572
A	-	1,415	-	-	3,105	31,901	35,005
BBB	-	1,661	-	-	725	29,229	29,954
BB	-	76	-	-	75	2,887	2,962
B	-	56	-	-	5	1,281	1,287
CCC or lower	-	15	-	-	4	991	996
Assets not rated	19	-	-	74	27,299	13,133	40,431
Total	19	4,337	-	74	37,566	129,214	166,779

Past due and / or impaired assets	-	54	-	-	697	1,655	2,352

At December 31	19	4,391	-	74	38,263	130,869	169,131
[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2016	Carrying value 2015
AAA	7	7
AA	7,724	8,033
A	3,120	2,771
Below A	18	14
Not rated	338	368
At December 31	11,206	11,193

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	183

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	3,583	649	19	-	-	80	-	4,331	1,267
Commercial mortgage-backed securities (CMBSs)	5,340	44	195	-	-	576	-	6,155	8

Asset-backed securities (ABSs) -
CDOs backed by ABS, Corp. bonds,
Bank loans	1,066	2,437	-	-	-	29	-	3,532	7
ABSs - Other	2,324	276	97	-	1	373	-	3,072	36
Financial - Banking	8,457	1,194	157	67	110	800	-	10,785	4
Financial - Other	10,487	282	118	6	120	465	87	11,588	-
Industrial	29,364	2,824	332	7	126	2,367	-	35,020	65
Utility	4,704	392	67	3	43	280	-	5,490	7
Government bonds	12,406	15,642	1,068	553	282	339	-	30,289	4
At December 31	77,730	23,741	2,054	636	683	5,310	87	110,262	1,399
[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)
United States	11,738	22	-	-	-	300	-	12,060
Netherlands	-	5,374	-	-	4	-	-	5,378
United Kingdom	-	-	948	2	-	-	-	949
Austria	-	1,171	-	-	4	-	-	1,175
Belgium	-	1,119	25	-	7	-	-	1,151
Finland	-	935	-	-	-	-	-	935
France	-	1,356	36	-	5	-	-	1,397
Germany	-	4,138	29	-	-	-	-	4,167
Hungary	4	-	-	360	-	-	-	364
Luxembourg	-	872	-	-	4	-	-	876
Spain	-	112	-	2	221	-	-	335
Rest of Europe	118	484	-	189	18	-	-	808
Rest of world	506	59	30	-	20	39	-	654
Supranational	40		-	-	-	-	-	40
At December 31	12,406	15,642	1,068	553	282	339	-	30,289
[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2016 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2016 1)
AAA	22,620	912	9,809	2,362	35,704
AA	5,682	4,835	2,645	-	13,161
A	569	26,291	1,740	-	28,599
BBB	1,166	24,662	540	3	26,370
BB	158	1,943	274	-	2,376
B	91	1,023	145	-	1,260
CCC or lower	4	386	1,937	-	2,326
Assets not rated	-	4	-	462	466
At December 31	30,289	60,055	17,090	2,827	110,262
[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

184	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

Credit risk concentrations – debt securities and money market investments 2015	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2015 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	4,326	757	21	-	-	62	-	5,167	1,355
Commercial mortgage-backed securities (CMBSs)	4,970	78	590	-	-	516	-	6,153	16

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	959	2,055	-	-	-	28	-	3,041	7
ABSs - Other	2,231	342	2,018	-	2	280	-	4,873	60
Financial - Banking	7,617	1,578	1,321	53	101	715	-	11,385	4
Financial - Other	10,787	222	920	13	115	431	65	12,570	1
Industrial	27,349	2,778	2,315	9	106	1,880	-	34,437	31
Utility	4,450	546	977	3	43	204	-	6,223	-
Government bonds	9,794	15,015	5,178	450	271	275	-	30,984	46
At December 31	72,484	23,370	13,341	528	638	4,391	65	114,834	1,521
[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk 2015	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2015 1)
United States	9,057	23	-	-	-	251	-	9,331
Netherlands	-	5,068	4	-	4	-	-	5,075
United Kingdom	-	-	4,542	2	-	-	-	4,543
Austria	-	1,219	-	-	4	-	-	1,223
Belgium	-	1,043	135	-	8	-	-	1,186
Finland	-	894	-	-	-	-	-	894
France	-	1,331	125	-	5	-	-	1,460
Germany	-	3,966	57	-	-	-	-	4,023
Hungary	5	-	-	310	-	-	-	315
Luxembourg	-	777	133	1	4	-	-	915
Spain	-	109	-	1	222	-	-	332
Rest of Europe	127	518	-	136	19	-	-	801
Rest of world	560	68	182	-	6	25	-	841
Supranational	45	-	-	-	-	-	-	45
At December 31	9,794	15,015	5,178	450	271	275	-	30,984
[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2015 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2015 1)
AAA	20,611	1,084	9,852	2,000	33,547
AA	8,431	5,253	2,544	-	16,228
A	523	26,677	3,023	-	30,223
BBB	931	26,085	1,017	3	28,036
BB	402	2,044	346	-	2,792
B	29	956	295	-	1,280
CCC or lower	57	221	2,147	-	2,425
Assets not rated	-	3	9	290	302
At December 31	30,984	62,323	19,234	2,292	114,834
[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	185

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)	Of which past due and / or impaired assets
Agricultural	101	-	-	-	-	-	-	101	11
Apartment	3,525	-	-	-	-	-	-	3,525	-
Industrial	838	-	-	-	-	-	-	838	-
Office	1,869	1	-	-	-	-	-	1,869	1
Retail	1,889	12	-	-	-	-	-	1,901	5
Other commercial	397	41	-	-	-	-	-	438	-
Residential	23	24,793	-	207	1	-	-	25,023	448
At December 31	8,641	24,847	-	207	1	-	-	33,696	464
[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgage loans	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2015 1)	Of which past due and / or impaired assets
Agricultural	101	-	-	-	-	-	-	101	10
Apartment	2,796	-	-	-	-	-	-	2,796	-
Industrial	837	-	-	-	-	-	-	837	-
Office	1,880	12	-	-	-	-	-	1,892	6
Retail	1,896	13	-	-	-	-	-	1,909	9
Other commercial	351	35	-	-	-	-	-	386	2
Residential	26	24,720	-	231	2	-	-	24,978	625
At December 31	7,888	24,779	-	231	2	-	-	32,899	653
[1]	Includes investments of Holding and other activities.

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2016, amounted to EUR 8,789 million (2015: EUR 8,202 million). The loan to value (LTV) amounted to approximately 54% (2015: 55%). There were no delinquencies (defined as 60 days in arrears) in the portfolio (2015: 0.1%). In 2016, Aegon Americas recognized EUR 0 million impairments (net of recoveries) (2015: EUR 5 million) on this portfolio. In 2016, Aegon Americas foreclosed upon, or recovered EUR 15 million (2015: EUR 23 million) of real estate. The 2016 additional impairments associated with these loans at the time of foreclosure amounted to EUR 2 million (2015: impairment recoveries of EUR 3 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2016, amounted to EUR 29,479 million (2015: EUR 29,181 million). The LTV amounted to approximately 83% (2015: 90%). A significant part of the portfolio 57% (2015: 60%) is government guaranteed. Of the portfolio, 0.4% (2015: 0.8%) is in delinquency (defined as 60 days in arrears). Impairments in 2016 amounted to a release of EUR 5 million (2015: EUR 9 million charge). During the last ten years defaults of the portfolio have been 5 basis points on average.

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

186	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

For RMBSs, CMBSs and ABSs in which Aegon has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in RMBSs, CMBSs and ABSs.

	Total income 2016		December 31, 2016
2016	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	215	61	276	4,331
Commercial mortgage-backed securities	191	28	219	6,155
Asset-backed securities	64	12	75	3,532
ABSs - Other	85	7	92	3,072
Total	555	107	662	17,090

	Total income, 2015		December 31, 2015
2015	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	241	(42)	198	5,167
Commercial mortgage-backed securities	221	(12)	208	6,153
Asset-backed securities	63	7	70	3,041
ABSs - Other	102	326	428	4,873
Total	626	278	905	19,234

Monoline insurers

About EUR 413 million (2015: EUR 473 million) of the bonds in Aegon USA’s and Asia’s portfolios are insured by Monoline insurers. An insolvency by one of the Monolines could create significant market price volatility for the affected holdings.

Of the EUR 413 million indirect exposure on the Monoline insurers, 37% relates to Municipal Bond Insurance Association, Inc. (MBIA), 14% to Ambac Financial Group, inc. (AMBAC), and 39% to Assured Guaranty Corporation (AGC) (2015: 38% related to MBIA, 14% to AMBAC, and 38% to AGC).

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2016, and December 31, 2015:

2016	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	11,452	882	(343)	11,990	7,012	4,979
Dutch government	4,164	1,215	(5)	5,374	5,286	87
Other government	11,788	1,096	(20)	12,865	12,278	586
Mortgage-backed securities	10,099	453	(156)	10,396	6,543	3,853
Asset-backed securities	6,568	88	(64)	6,592	4,192	2,399
Corporate	50,431	4,073	(668)	53,837	42,361	11,476
Money market investments	6,776	-	-	6,776	6,758	18
Other	1,019	228	(41)	1,206	1,168	38
Total	102,298	8,035	(1,297)	109,036	85,599	23,436

Of which held by Aegon Americas, NL and UK	95,806	7,739	(1,217)	102,329	81,335	20,993

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	187

2015	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	8,351	866	(140)	9,077	6,266	2,811
Dutch government	4,245	822	-	5,068	5,049	19
Other government	14,308	2,297	(18)	16,587	15,497	1,090
Mortgage-backed securities	10,885	540	(202)	11,224	6,902	4,322
Asset-backed securities	7,537	445	(89)	7,893	4,508	3,385
Corporate	52,585	4,066	(1,348)	55,302	40,336	14,967
Money market investments	7,141	-	-	7,141	7,141	-
Other	1,120	232	(56)	1,297	1,234	63
Total	106,173	9,268	(1,852)	113,589	86,932	26,657

Of which held by Aegon Americas, NL and UK	100,715	9,029	(1,766)	107,979	83,616	24,363

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2016, and December 31, 2015, is presented in the following table:

	December 31, 2016		December 31, 2015
Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	1,588	(83)	1,823	(155)
Commercial mortgage-backed securities (CMBSs)	2,027	(67)	2,152	(39)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	958	(11)	1,710	(38)
ABSs - Other	1,130	(43)	1,501	(47)
Financial Industry - Banking	1,679	(135)	1,919	(169)
Financial Industry - Insurance	554	(34)	678	(43)
Financial Industry - Other	618	(28)	711	(31)
Industrial	6,216	(369)	9,036	(976)
Utility	836	(45)	1,019	(57)
Government	5,349	(361)	3,753	(154)
Other	38	(41)	63	(56)
Total held by Aegon Americas, NL and UK	20,993	(1,217)	24,363	(1,766)
Held by other segments	2,443	(80)	2,294	(86)
Total	23,436	(1,297)	26,657	(1,852)

As of December 31, 2016, there are EUR 7,739 million (December 31, 2015: EUR 9,029 million) of gross unrealized gains and EUR 1,217 million (December 31, 2015: EUR 1,766 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. One issuer represents more than 4% of the total unrealized loss position. The unrealized loss is EUR 343 million and relates to securities issued by the government of the United States of America.

Financial and credit market conditions were mixed during 2016. Developed-world growth remains positive, but generally below the targets of the Central Banks, causing policy makers to maintain very accommodative credit market conditions. Concerns about a US recession and a Chinese slowdown at the start of 2016 subsided later in the year. 2016 was shaped by a number of global political events such as the decision of UK voters to leave the European Union, followed by the US presidential election later in the year. Developed market economies performed relatively positive despite this tumultuous backdrop. Unemployment declined sharply in Europe, the US and Japan. Emerging Market economies were negatively impacted by weak commodities prices early in the year, but stabilized with commodities prices in the second half of the year. US equity markets had strong returns, particularly in the fourth quarter, while global developed markets were mixed, with British prices standing out on the downside after the Brexit vote followed by

188	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4 a strong recovery to the end of the year. The US dollar was dramatically stronger versus other developed market currencies, again particularly in the fourth quarter. The US Federal Reserve increased the Fed Funds rate by 25 basis points in December. US Treasury rates with a longer duration, after having fallen sharply early in the year, rose even more sharply late in the year to finish higher. Corporate default rates, with the exception of energy- and commodity-related credits, remained relatively low due largely to readily available access to funding and healthy corporate balance sheet fundamentals. Credit spreads were very volatile over the course of the year, but finished sharply tighter. Oil prices rose from multi-year lows reached in the beginning of the year. The increase in US Treasury rates was partly offset by tighter spreads, muting changes in the market values of fixed income holdings. European equity markets had a more difficult year. The start of the year was especially volatile due to banking sector concerns and the Brexit vote. Later in the year, investor sentiment turned more positive resulting in a sharp rally. The ECB continued to extend its purchase program. Yields on core countries remained very low. Spreads on peripheral countries increased despite the large Quantitive Easing purchases of the ECB. Emerging market bonds had a very good year despite the sell-off after the US presidential election. The divergence between different emerging markets was large. Brazil recovered a bit from its crisis, resulting in a sharp appreciation of the real. Meanwhile problems in Turkey intensified due to the failed coup and the reaction of the government.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

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

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 4,162 million (December 31, 2015: EUR 5,011 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 3,494 million (December 31, 2015: EUR 4,233 million) is held by Aegon Americas, EUR 649 million (December 31, 2015: EUR 757 million) by Aegon the Netherlands, and EUR 19 million (December 31, 2015: EUR 21 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale (AFS) portfolio.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	771	500	-	-	-	1,272	1,271
Prime jumbo	-	1	1	11	170	182	194
Alt-A	-	39	27	11	403	479	572
Negative amortization floaters	-	-	-	1	679	679	712
Other housing	-	50	71	43	519	683	745
At December 31, 2016	771	589	98	65	1,771	3,295	3,494

Of which insured	-	-	43	8	203	254	237

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,471	-	-	-	-	1,471	1,493
Prime jumbo	-	1	1	13	199	213	224
Alt-A	-	-	30	3	476	509	596
Negative amortization floaters	-	-	-	1	781	782	807
Reverse mortgage RMBS	-	-	-	190	46	237	171
Other housing	1	43	120	93	618	876	943
At December 31, 2015	1,472	44	151	301	2,121	4,090	4,232

Of which insured	-	-	66	10	268	343	333

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	189

A significant part of Aegon USA’s RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon USA has investments in RMBS of EUR 89 million (December 31, 2015: EUR 93 million), which are classified as fair value through profit or loss.

RMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to- value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 15% with a weighted average of approximately 4.6% (December 31, 2015: 5.2%), assumed defaults on delinquent loans range from 50% to 95% with a weighted average of approximately 79.4% (December 31, 2015: 85.8%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 24% to 75%, with a weighted average of approximately 57.6% (December 31, 2015: 55.7%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

Aegon the Netherlands uses its own proprietary cash flow tools to analyse and stress test RMBS transactions. The key input parameters are default rates and loss given default assumptions, which are established based historical pool characteristics and current loan level data. Cash flows for each bond are modelled in 225 scenarios of varying severity, ranging from our base case to extreme stress to even unrealistic scenarios to establish breaking points of the tranche. The model takes all deal characteristics, such as waterfall or reserve funds, into account and gives us detailed insight in the risk of principal loss or deferral of contractual cash flows.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 83 million (December 31, 2015: 155 million), of which EUR 78 million (December 31, 2015: EUR 147 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS was EUR 210 million (December 31, 2015: EUR 159 million), including a EUR 199 million (December 31, 2015: EUR 145 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States has continued to improve as evidenced by rising home prices and sales volume. The pace of improvement has slowed considerably from the rapid pace seen post-financial crisis, and is expected continue to moderate in the coming years. However, the positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated. The improving housing market and underlying loan credit performance has led to credit spread tightening across the asset class for the past few years, a trend that continued in 2016.

The housing market continued to improve in Europe in 2016. Housing prices rose and affordability remained high. Although economic growth is not very robust it is sufficient to support the positive trend in the labour market, which is clearly beneficial for consumer risk in general and retail mortgages in particular. A recent development in Europe is that mostly legacy collateral gets securitised, while funding for new origination is obtained outside the structured credit market. As a result the underlying collateral in most of our holdings is deleveraging and loan-to-values decline. The improving fundamentals, the deleveraging of the collateral and the shortening of the Dutch ABS holdings supported the credit spreads related to these investments.

190	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s available-for-sale (AFS) RMBS instruments were determined as follows:

	Level II	Level III	Total 2016	Level II	Level III	Total 2015
RMBS	3,419	75	3,494	3,977	256	4,233

Commercial mortgage-backed securities

As of December, 31, 2016, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,579 million (December 31, 2015: EUR 5,636 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,340 million (December 31, 2015: EUR 4,969 million) is held by Aegon USA, EUR 195 million (December 31, 2015: EUR 590 million) by Aegon UK and EUR 44 million (December 31, 2015: EUR 78 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 67 million as of December 31, 2016 (December 31, 2015: EUR 39 million). The total net unrealized gain on the available-for-sale CMBS as of December 31, 2016, is EUR 87 million (December 31, 2015: EUR 181 million), of which EUR 34 million (December 31, 2015: EUR 61 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 50 million and Aegon the Netherlands at EUR 1 million. CMBS fundamentals continued to slowly improve in 2016 as the pace of credit deterioration moderated and financing availability remained high. The percentage of delinquencies increased during the year; however, this was a result of a declining outstanding balance of CMBS. Commercial real estate valuation increases have slowed as we have reached peak levels. Liquidity remains reasonable for the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon USA’s available-for-sale (AFS) CMBS portfolio. Additionally, Aegon USA has no investments in CMBS (December 31, 2015: EUR 1 million), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,295	688	141	73	105	5,301	5,337
CMBS and CRE CDOs	-	-	-	-	5	5	3
At December 31, 2016	4,295	688	141	73	110	5,306	5,340

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	3,879	705	87	119	117	4,908	4,969
At December 31, 2015	3,879	705	87	119	117	4,908	4,969

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

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2016.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	191

The fair values of Aegon USA’s available-for-sale (AFS) CMBS instruments were determined as follows:

	Level II	Level III	Total 2016	Level II	Level III	Total 2015
CMBS	5,337	3	5,340	4,909	60	4,969

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 6,188 million (December 31, 2015: EUR 7,592 million) of AFS ABS instruments of which EUR 3,377 million (December 31, 2015: EUR 3,178 million) is held by Aegon USA, EUR 2,714 million (December 31, 2015: EUR 2,396 million) by Aegon the Netherlands and EUR 97 million (December 31, 2015 EUR 2,018 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 13 million (December 31, 2015: EUR 12 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 54 million as of December 31, 2016 (December 31, 2015: EUR 85 million). Aegon USA has EUR 44 million (December 31, 2015: EUR 55 million) of this gross unrealized loss and Aegon the Netherlands EUR 10 million (December 31, 2015: EUR 29 million). In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting tighter credit spreads over the course of the year. The European ABS market experienced a volatile year. Macroeconomic concerns about a slowdown in global economic growth affected the market throughout the first half of the year. Performance recovered more than their initial losses after the ramifications of Brexit turned out to be less severe in the short term. As fundamental performance continues to improve, most asset classes within European ABS market are trading at their tightest levels since the financial crisis and record issuance levels are met with strong demand.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	482	28	35	30	-	575	589
Autos	277	9	46	42	-	375	374
Small business loans	-	1	7	6	104	118	116
CDOs backed by ABS, Corp. bonds, Bank loans	2,108	790	368	134	94	3,493	3,504
Other ABS	627	165	697	85	22	1,596	1,606
At December 31, 2016	3,495	992	1,153	296	220	6,156	6,188

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	392	63	36	-	-	491	505
Autos	243	18	13	20	-	295	295
Small business loans	-	3	12	-	151	166	154
CDOs backed by ABS, Corp. bonds, Bank loans	1,747	744	304	128	107	3,031	3,004
Other ABS	736	424	1,700	333	53	3,246	3,626
At December 31, 2015	3,117	1,252	2,066	482	312	7,228	7,583

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands and Aegon UK available-for-sale (AFS) ABS instruments were determined as follows:

	Level II	Level III	Total 2016	Level II	Level III	Total 2015
ABSs	4,880	1,309	6,188	4,434	3,158	7,592

192	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

Corporate - Financial sector

The Corporate - Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial - Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial sector – Banking sub-sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 8,527 million (December 31, 2015: EUR 9,157 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 135 million (December 31, 2015: EUR 169 million) and the net unrealized gain on these bonds amounted to EUR 188 million (December 31, 2015: EUR 327 million).

Bank regulators continue to implement a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an ongoing effort to reduce systemic risk and harmonize global bank regulation. Both regulators and central governments are adopting new bank guidelines designed to improve ‘resolvability’ in an attempt to ensure that banks can ‘fail’ in an orderly manner without the use of taxpayer money. While most banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines, they are now in the process of issuing loss absorbing securities and altering their legal, financial and operating structures. Bank balance sheet repair and risk reduction is expected to continue. Globally, risk concentrations on bank balance sheets continue to exist but confidence in the sector has increased materially since the financial crisis.

Within the Banking sub-sector, Aegon holds EUR 750 million (December 31, 2015: EUR 1,053 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 93 million (December 31, 2015 EUR 119 million).

There is one individual issuer rated below investment grade in the Banking sub-sector which has unrealized losses greater than EUR 25 million.

	Category	Fair value	Unrealized loss	Rating	Aging of unrealized loss
Belfius Bank SA	Banking	85	45	BB	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 85 million as of December 31, 2016 (December 31, 2015: EUR 90 million). These below investment grade securities had gross unrealized losses of EUR 45 million as of December 31, 2016 (December 31, 2015: EUR 36 million). Belfius provides banking products and services in Belgium. Belfius has been 100% owned by the Belgium Government since it was split out of Dexia in October, 2011 and changed its name to Belfius in June 2012. It has a top tier domestic market position. It offers retail banking such as mortgage loans, commercial banking such as commercial and credit lending, treasury/liquidity management, leasing, working capital finance to debtors, public sector lending/bond portfolio, P&C insurance, and life insurance. Belfius is based in Brussels and is a subsidiary for the Federal Holding and Investment Company the investment vehicle and subsidiary of The Belgium State. The material de-risking by the bank since 2011, combined with a relatively stable bank-insurance business model, has improved earnings. Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2016.

Corporate - Industrial sector

The Corporate - Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Consumer Non-Cyclical sub-sector.

Corporate - Industrial sector – Consumer Non-Cyclical sub-sector

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverage and pharmaceuticals. Some large food and beverage balance sheets have weakened due to acquisitions, a product of the continued low volume and low growth environment of the traditional packaged food and beverage business, but they are now firmly in the deleveraging cycle and should improve in 2017 and 2018. The 2016 US presidential campaign put pharmaceutical companies under pressure given the additional scrutiny over drug pricing and elevated concerns regarding potential pricing reform. With the Republican win these concerns have lessened; however are still present. Share repurchases, dividend payments and merger and acquisitions continue to be a prevalent use of capital in the sector, at times resulting in additional leverage. Some pharmaceutical companies face product concentration and or patent risk which has raised concerns that future growth may not be as robust as what was experienced in the past. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2016.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	193

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate - Energy industry sector

The Corporate - Energy Industry sector encompasses various sub-sectors including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to oilfield services and drilling, as well as refining companies. Lower oil and natural gas prices have reduced cash flow for upstream oil and gas producers. Oil field service and drilling companies have been pressured by reduced capital spending by their upstream client base and margin compression from price concessions and new capacity additions. While refiners have seen positive impacts from lower feedstock costs, margins have softened due to high refined product inventory levels. Commodity price pressure has been the result of strong non-OPEC supply growth, high global inventories and concerns on softening global demand. Reduced recession concerns, supply outages and recent agreements by OPEC members to cut production levels have led to a rise in oil prices heading into year-end 2016. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2016.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Government bonds

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market government bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2016.

There are no individual issuers rated below investment grade in the government sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2016		December 31, 2015
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	742	(13)	1,172	(22)
Over 1 through 5 years	2,444	(73)	5,011	(225)
Over 5 through 10 years	6,097	(197)	7,496	(386)
Over 10 years	11,656	(892)	10,621	(1,077)
Total	20,938	(1,176)	24,300	(1,710)

194	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2016		December 31, 2015
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	8,536	(422)	6,740	(188)
AA	1,581	(48)	2,381	(54)
A	3,599	(154)	4,127	(204)
BBB	5,249	(288)	8,021	(752)
BB	920	(128)	1,420	(287)
B	345	(40)	812	(91)
Below B	706	(96)	799	(134)
Total	20,938	(1,176)	24,300	(1,710)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	At December 31, 2016
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	14,848	587	(635)	(30)
6 – 12 months	190	198	(6)	(20)
> 12 months	3,929	1,186	(270)	(213)
Total	18,966	1,971	(912)	(263)
	At December 31, 2015
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	12,890	1,458	(516)	(121)
6 – 12 months	4,334	357	(267)	(80)
> 12 months	4,045	1,216	(416)	(311)
Total	21,269	3,031	(1,198)	(512)

The unrealized loss improved during 2016 due to tightening credit spreads, offset slightly by rising interest rates.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	195

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

	2016		2015
Aging and severity unrealized losses debt securities	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	585	(27)	1,422	(97)
CV 40-70% of amortized cost	2	(2)	33	(16)
CV < 40% of amortized cost	1	(2)	4	(8)
0-6 months	587	(30)	1,458	(121)

CV 70-100% of amortized cost	196	(18)	308	(45)
CV 40-70% of amortized cost	3	(2)	48	(33)
CV < 40% of amortized cost	—	—	1	(2)
6-12 months	198	(20)	357	(80)

CV 70-100% of amortized cost	475	(55)	337	(46)
CV 40-70% of amortized cost	3	(2)	73	(58)
CV < 40% of amortized cost	—	(3)	5	(22)
12-24 months	478	(60)	415	(125)

CV 70-100% of amortized cost	582	(71)	761	(143)
CV 40-70% of amortized cost	119	(67)	26	(13)
CV < 40% of amortized cost	7	(15)	15	(29)
> 24 months	708	(153)	802	(185)
Total	1,971	(263)	3,031	(512)

There is one individual issuer, Belfius Bank SA, rated below investment grade that has an unrealized loss greater than EUR 25 million. This issuer has been separately disclosed above in the Corporate – Financial sector.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the twelve months ended December 31, 2016, and December 31, 2015. Gross realised gains in 2016 increased compared to 2015 due to the sale of the UK annuity portfolio.

Gross realized gains and (losses)	Gross realized gains	Gross realized losses
December 31, 2016
Debt securities	2,257	(323)
December 31, 2015
Debt securities	553	(207)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 - 12 months	> 12 months	Total
December 31, 2016
Debt securities	(221)	(103)	(323)
December 31, 2015
Debt securities	(154)	(53)	(207)

196	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended December 31, 2016, and December 31, 2015, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2016	2015
	(Impairment) / recovery	(Impairment) / recovery
Impairments:
Other (none individually greater than EUR 25 million)	(52)	(32)
Subtotal	(52)	(32)

Recoveries:

Total recoveries	42	110
Sub-total	42	110
Net (impairments) and recoveries	(11)	77

Net (impairments) and recoveries

Net impairments for the twelve months ended December 31, 2016, totalled EUR 11 million (twelve months ended December 31, 2015: EUR 77 million net recoveries).

For the twelve months ended December 31, 2016, Aegon recognized EUR 42 million (twelve months ended December 31, 2015: EUR 110 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

		2016				2015
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	58	9	7	73	51	3	53	108
Mortgage loans	80	4	3	87	58	4	6	68
Other loans	29	4	2	36	29	-	-	29
Accrued interest	-	-	1	1	-	-	6	7
At December 31	167	17	13	197	138	8	65	211

Impaired financial assets	Carrying amount 2016	Carrying amount 2015
Shares	81	128
Debt securities - carried at fair value	1,326	1,413
Mortgage loans	377	584
Private Loans	6	9
Other loans	3	7
Other financial assets - carried at fair value	9	5
At December 31	1,803	2,147

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	197

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, internal equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 1 million of impairment charges for the twelve months ended December 31, 2016 (twelve months ended December 31, 2015: EUR 4 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of December 31, 2016, there are EUR 207 million of gross unrealized gains and EUR 13 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2015: EUR 216 million of gross unrealized gains and EUR 13 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2016
Shares	596	786	190	722	202	64	(13)
December 31, 2015
Shares	593	794	201	747	214	47	(13)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at December 31, 2016, and December 31, 2015 is presented in the following table.

	2016		2015
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Financials	54	(12)	47	(13)
Other	10	-	-	-
Total	64	(13)	47	(13)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to their impairment in 2016 and 2015.

In million EUR	0- 6 months
2016
Shares	(1)
2015
Shares	-

198	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

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

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Total 2016
Equity funds	154	494	27	37	-	-	-	-	711
Common shares 1)	410	-	58	5	4	-	-	41	518
Preferred shares	229	-	-	-	-	-	-	-	229
Investments in real estate	743	1,238	-	3	15	-	-	-	1,999
Hedge funds	1,165	1	-	-	-	-	2	-	1,168
Other alternative investments	1,207	156	-	-	-	-	-	21	1,385
Other financial assets	588	41	98	1	-	-	1	-	729
At December 31	4,496	1,930	182	45	19	-	4	62	6,739
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nill million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Total 2015
Equity funds	152	470	31	24	1	-	-	-	679
Common shares 1)	303	-	475	14	-	-	-	114	907
Preferred shares	228	-	-	2	-	-	-	-	230
Investments in real estate	840	1,148	-	2	-	-	-	-	1,990
Hedge funds	1,581	1	-	-	-	-	2	-	1,585
Other alternative investments	1,385	-	-	-	-	-	-	10	1,395
Other financial assets	585	-	4	1	-	-	7	-	596
At December 31	5,074	1,619	509	44	2	-	9	124	7,382
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.
Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)	Of which impaired assets
Communication	43	-	-	-	-	-	-	43	-
Consumer	41	-	-	-	-	-	-	41	-
Financials	675	4	1	-	2	-	-	682	2
Funds	-	326	84	33	2	-	-	506	79
Industries	21	-	-	-	-	-	-	22	-
Other	12	4	-	2	-	-	2	20	-
At December 31	793	334	84	35	4	-	2	1,315	81
[1] Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2015 1)	Of which impaired assets
Communication	43	-	-	-	-	-	-	48	-
Consumer	25	-	-	-	-	-	-	43	-
Financials	557	4	190	-	-	-	-	775	6
Funds	-	129	316	36	1	-	-	547	121
Industries	12	-	-	-	-	-	-	16	-
Other	14	4	-	2	-	-	2	31	2
At December 31	652	136	506	38	2	-	2	1,460	128
[1] Includes investments of Holding and other activities.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4	199

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2016	2015	2014	2013	2012
S&P 500	2,239	2,044	2,059	1,848	1,426
Nasdaq	5,383	5,007	4,736	4,177	3,020
FTSE 100	7,143	6,242	6,566	6,749	5,898
AEX	483	442	424	402	343

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below.

The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon uses options and other equity derivatives to provide protection against the negative impact of equity market declines.

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2016
Equity increase 10%	158	291
Equity decrease 10%	(227)	(360)
Equity increase 20%	324	587
Equity decrease 20%	(338)	(604)
2015
Equity increase 10%	132	237
Equity decrease 10%	25	(99)
Equity increase 20%	279	504
Equity decrease 20%	104	(132)

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

Aegon held EUR 35,841 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2015: EUR 36,521 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 39 Borrowings, amounting to EUR 3,885 million which were unused at the end of the reporting period (2015: EUR 3,568 million).

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

200	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 4

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

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2016
Trust pass-through securities	-	10	39	131	81	261
Subordinated loans	-	28	112	84	1,198	1,422
Borrowings	-	2,072	5,146	1,535	6,693	15,446
Investment contracts 1)	12,695	1,110	2,040	1,093	1,985	18,923
Investment contracts for account of policyholders 1)	35,239	2,885	-	-	466	38,591
Other financial liabilities	6,743	2,224	839	12	26	9,844
2015
Trust pass-through securities	-	9	38	47	169	263
Subordinated loans	-	28	112	112	1,183	1,435
Borrowings	-	2,665	7,117	430	3,833	14,045
Investment contracts 1)	10,285	2,140	2,056	1,062	1,683	17,225
Investment contracts for account of policyholders 1)	32,786	3,261	-	-	282	36,329
Other financial liabilities	7,291	2,757	871	12	29	10,962

[1]	Excluding investment contracts with discretionary participating features.

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

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2016
Insurance contracts	-	4,522	18,361	18,712	135,679	177,275
Insurance contracts for account of policyholders	-	7,719	32,577	33,490	114,545	188,331
Investment contracts	-	5,278	7,574	2,814	9,635	25,303
Investment contracts for account of policyholders	292	10,328	25,850	22,867	63,798	123,136
2015
Insurance contracts	-	5,130	21,353	22,153	131,584	180,220
Insurance contracts for account of policyholders	-	7,205	30,668	31,314	97,230	166,417
Investment contracts	-	3,213	6,570	4,381	5,776	19,941
Investment contracts for account of policyholders	255	11,489	28,422	26,050	64,509	130,725

[1]	The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 36 Insurance contracts and 37 Investments contracts.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5	201

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2016	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	18,933	6,154	10,862	19,084	55,034
Cash outflows	-	(19,794)	(6,435)	(9,807)	(18,227)	(54,263)

Net settled
Cash inflows	-	222	1,014	1,635	3,984	6,855
Cash outflows	-	(123)	(417)	(789)	(7,278)	(8,607)

1	Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2015	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	15,428	10,166	16,984	32,890	75,468
Cash outflows	-	(15,812)	(11,179)	(16,871)	(29,622)	(73,485)

Net settled
Cash inflows	-	175	993	1,742	4,493	7,403
Cash outflows	-	(89)	(447)	(823)	(4,935)	(6,294)

1	Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

5 Segment information

As disclosed in note 2.4 Segment reporting Aegon adopted refinements to its segment reporting. The following is reported from 2016 onwards:

◆	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
◆	the Netherlands;
◆	United Kingdom (including Variable Annuities Europe);
◆	Central & Eastern Europe;
◆	Spain & Portugal;
◆	Asia: one operating segment which covers businesses operating in Hong Kong, Singapore, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
◆	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
◆	Holding and other activities: one operating segment which includes financing, reinsurance activities, employee and other administrative expenses of holding companies.

The change in segment reporting does not have an impact on the consolidated statement of financial position, the consolidated income statement and results of operations or the consolidated cash flow statement of Aegon N.V.

This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

202	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. As of 2016 results from assumption updates are no longer reported as part of underlying earnings but as part of Other income / (charges) – refer to the paragraph ‘Change in measurement of Performance measure’ below.

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

Change in measurement of Performance measure

Aegon changed the measurement of underlying earnings before tax to exclude the impact of actuarial assumption updates. In addition, the impact from updates to actuarial assumptions, as well as model updates and updates to economic assumptions previously recorded in fair value items, are recorded in Other income / (charges).

The impact of assumption updates are reflected as part of Other income / (charges) rather than as part of underlying earnings before tax or fair value items. Following this change all management best estimate assumptions, both actuarial and economic, will continue to be reflected in underlying earnings. However, updates to these assumptions, often representing the present value of multiple performance years, either retrospectively or prospectively, will not. Actuarial assumption updates result from experience studies or market observable data (e.g. third party expert judgments), which are usually performed on an annual basis. These experience studies and judgments may or may not result in resetting management’s expectations in regard to actuarial assumptions (e.g. mortality rates, lapse rates, expenses, management actions etc.), deviating from initial or historic assumptions applied in determining the Company’s financial results. The impact of such updates could be either positive or negative on the Company’s financial results. Since 2015, management already reported the impact of model updates in other income / (charges). By presenting the impacts from assumption and model updates in one place, management believes it increases the transparency of Aegon’s results.

For segment reporting purposes, the impact of this change in measurement for assumption updates on full year 2015 would have been an increase in Aegon Group consolidated underlying earnings before tax of EUR 77 million and a decrease in fair value items of EUR 151 million, resulting in an increase in other income / (charges) of EUR 74 million (2014: EUR 141 million increase in consolidated underlying earnings before tax, EUR 4 million increase in fair value items, EUR 5 million increase in run-off earnings, resulting in a decrease in other income / (charges) of EUR 151 million). There is no impact on net income in any of the reporting periods. Comparative numbers have been restated, enabling a like for like comparison. The presentation of the items in the IFRS income statement will remain unchanged and continue to be part of the line ‘Policyholder claims and benefits’. Refer to paragraph 2.4.3 for impact on 2015 and 2014.

Impact from assumption and model updates

In 2016 a charge of EUR 118 million (2015: EUR 131 million charge) has been recorded in other income / (charges) in respect of model and assumption updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas from long-term care led to a net negative impact of EUR 100 million. These were the result of experience updates including morbidity, termination rates and utilization assumptions. For the other business lines in the Americas, assumption changes and model updates largely offset each other. The main items were the refinement of modelling of crediting rates on indexed universal life policies and management actions, which together offset lower lapse assumptions on certain secondary guarantee universal life insurance blocks. A review of expenses led to an update of the expense assumption in VA Europe leading to a loss of DAC recoverability resulting in a EUR 31 million adverse impact. In the Netherlands, model and assumption updates in the guarantee provision resulted in a benefit of EUR 56 million.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5	203

During 2015, Aegon implemented actuarial assumption and model updates resulting in a net EUR 131 million charge (2014: EUR 352 million charge) to income before tax. Assumption updates resulted in a net EUR 74 million gain (2014: EUR 147 million charge) to income before tax. Model updates had an adverse impact on income before tax of EUR 205 million (2014: EUR 205 million).

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

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

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

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon’s businesses in the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

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

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges includes the following:

◆	items which cannot be directly allocated to a specific line of business;
◆	the impact of assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and
◆	items that are outside the normal course of business, including restructuring charges.

In the Consolidated income statement, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in ‘Policyholder claims and benefits’ in the Consolidated income statement.

204	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5

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

The following table presents Aegon’s segment results after reflecting the voluntary changes in accounting policies (as presented in Note 2.1.2) that came into effect as of January 1, 2016 and the impact of the change in the measurement of actuarial and economic assumption updates implemented in 2016 as described in the paragraph ‘Change in measurement of Performance measure’ above.

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2016
Underlying earnings before tax	1,249	534	59	55	8	21	149	(162)	-	1,913	48	1,960
Fair value items	(521)	(228)	(7)	-	(1)	(9)	-	(74)	-	(840)	(72)	(912)
Realized gains / (losses) on investments	(13)	189	153	-	(1)	8	3	-	-	340	(6)	334
Impairment charges	(72)	(29)	-	1	-	(1)	(5)	(7)	1	(113)	-	(112)
Impairment reversals	42	17	-	-	-	-	-	-	(1)	58	-	58
Other income / (charges)	(100)	44	(678)	(23)	-	(5)	(2)	(6)	-	(771)	-	(771)
Run-off businesses	54	-	-	-	-	-	-	-	-	54	-	54
Income / (loss) before tax	638	526	(474)	34	6	14	145	(249)	-	641	(31)	610
Income tax (expense) / benefit	(80)	(109)	18	(15)	(8)	(27)	(48)	65	-	(203)	31	(172)
Net income / (loss)	558	418	(456)	19	(2)	(13)	97	(183)	-	438	-	438
Inter-segment underlying earnings	(194)	(95)	(87)	(14)	(1)	74	234	84
Revenues
2016
Life insurance gross premiums	7,363	2,015	9,888	399	191	1,121	-	6	(84)	20,898	(498)	20,400
Accident and health insurance	2,204	210	36	1	73	104	-	(4)	-	2,624	(15)	2,609
General insurance	-	266	-	179	92	-	-	5	(5)	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	1,225	-	7	(89)	24,058	(606)	23,453
Investment income	3,717	2,135	1,661	45	45	232	3	406	(403)	7,841	(54)	7,788
Fee and commission income	1,651	350	95	36	14	61	632	-	(242)	2,596	(188)	2,408
Other revenues	4	-	-	-	2	-	1	3	-	11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	1,517	636	416	(734)	34,507	(852)	33,655
Inter-segment revenues	-	3	-	-	-	79	243	409

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5	205

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2015
Underlying earnings before tax	1,278	537	(27)	37	12	20	170	(163)	2	1,867	34	1,901
Fair value items	(691)	126	(25)	-	-	7	-	(68)	-	(651)	(59)	(710)
Realized gains / (losses) on investments	(74)	306	103	2	-	7	3	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	-	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	-	-	-	119	-	119
Other income / (charges)	(913)	27	(1,247)	(2)	17	(61)	(1)	-	-	(2,180)	21	(2,159)
Run-off businesses	88	-	-	-	-	-	-	-	-	88	-	88
Income / (loss) before tax	(241)	977	(1,196)	35	29	(27)	172	(230)	2	(482)	(33)	(514)
Income tax (expense) / benefit	6	(223)	268	(11)	(7)	(3)	(50)	71	-	51	33	83
Net income / (loss)	(235)	753	(928)	24	22	(30)	121	(159)	2	(431)	-	(431)
Inter-segment underlying earnings	(220)	(55)	(63)	(14)	-	77	264	10
Revenues
2015
Life insurance gross premiums	7,046	2,240	8,465	477	174	1,713	-	4	(106)	20,013	(431)	19,583
Accident and health insurance	2,266	234	47	1	64	105	-	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	164	80	-	-	2	-	720	(80)	640
Total gross premiums	9,312	2,947	8,512	642	317	1,819	-	13	(112)	23,450	(524)	22,925
Investment income	3,680	2,277	2,331	45	41	194	7	392	(391)	8,576	(51)	8,525
Fee and commission income	1,704	351	98	39	13	62	650	-	(284)	2,633	(195)	2,438
Other revenues	9	-	-	-	2	-	-	7	-	19	(5)	14
Total revenues	14,705	5,575	10,941	726	373	2,076	657	412	(787)	34,677	(775)	33,902
Inter-segment revenues	24	2	-	-	-	101	261	399

206	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Elimina- tions	Segment total	Joint ventures and associates eliminations	Consoli- dated
2014
Underlying earnings before tax	1,275	558	125	60	28	(17)	115	(139)	1	2,006	(9)	1,998
Fair value items	(494)	(766)	(31)	8	-	3	-	(82)	-	(1,362)	2	(1,360)
Realized gains / (losses) on investments	85	431	164	9	2	5	1	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(42)	-	(1)	-	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	-	-	-	66	-	66
Other income / (charges)	(202)	(113)	(49)	(26)	(1)	4	(1)	(3)	-	(391)	22	(368)
Run-off businesses	11	-	-	-	-	-	-	-	-	11	-	11
Income / (loss) before tax	696	99	209	9	28	(7)	115	(223)	1	927	(10)	916
Income tax (expense) / benefit	(97)	(37)	(35)	-	(7)	(9)	(36)	60	-	(161)	10	(151)
Net income / (loss)	599	62	173	9	22	(16)	79	(164)	1	766	-	766
Inter-segment underlying earnings	(173)	(58)	(54)	(17)	-	55	229	18
Revenues
2014
Life insurance gross premiums	6,461	3,982	5,057	524	196	1,097	-	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	1	60	102	-	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	152	72	-	-	-	-	725	(72)	653
Total gross premiums	8,334	4,716	5,113	678	328	1,199	-	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,077	54	49	124	4	332	(329)	8,191	(42)	8,148
Fee and commission income	1,485	324	94	41	8	53	475	-	(243)	2,237	(100)	2,137
Other revenues	2	-	-	-	2	-	-	5	-	10	(3)	7
Total revenues	13,134	7,608	7,284	773	387	1,376	479	342	(648)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	-	-	70	228	333

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5	207

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table.

	Note	2016	2015	2014
Underlying earnings before tax		1,913	1,867	2,006
Elimination of share in earnings of joint ventures and associates		48	34	(9)
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	(783)	(571)	(406)
Realized gains and losses on financial investments	10	327	349	697
Gains and (losses) on investments in real estate	10	70	145	(4)
Net fair value change of derivatives	10	(277)	(29)	(776)
Net foreign currency gains and (losses)	10	30	(5)	-
Realized gains and (losses) on repurchased debt	10	1	2	3
Other income	11	66	83	61
Change in valuation of liabilities for insurance contracts	12	(144)	(602)	(388)
Change in valuation of liabilities for investment contracts	12	(18)	-	-
Policyholder claims and benefits - Other	12	45	17	42
Commissions and expenses	14	75	130	(70)
Impairment (charges) reversals	15	(97)	(1,250)	(79)
Other charges	17	(700)	(774)	(172)
Run-off businesses	5	54	88	11
Income / (loss) before tax		610	(514)	916

◆	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in Note 10 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.
◆	Net fair value change of derivatives is reported as part of the respective line in Note 10 and includes: 1) the over- or underperformance of derivatives of EUR 8 million gain (2015: EUR 4 million gain, 2014: EUR 19 million loss) for which the expected long-term return is included in underlying earnings before tax; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 297 million loss (2015: EUR 41 million loss, 2014: EUR 799 million loss); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 12 million gain (2015: EUR 8 million gain, 2014: EUR 43 million gain).
◆	Net foreign currency gains and (losses) are reported as part of the respective line in Note 10.
◆	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in Note 12.
◆	Change in valuation of liabilities for investment contracts is reported as part of the respective line in Note 12.
◆	Policyholder claims and benefits-Other are reported as part of the “Other” line in note 12 and is related to policyholder tax.
◆	Commissions and expenses include: 1) Restructuring charges of EUR 54 million (2015: EUR 59 million charge, 2014: EUR 134 million charge) which are reported as part of Employee and Administration expenses lines in Note 14; 2) Amortization of deferred expenses of EUR 137 million gain (2015: gain of EUR 126 million, 2014: charge of EUR 24 million) which is reported as part of the respective line in Note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 8 million charge (2015: gain of EUR 63 million; 2014: gain of EUR 88 million) which is reported as part of the respective line in Note 14. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 105 million (2015: EUR 41 million; 2014: EUR (17) million).
◆	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 59 million charge (2015: EUR 24 million gain, 2014: EUR 66 million charge) as shown in Note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 38 million charge (2015: EUR 1,274 million charge; 2014: EUR 13 million charge) reported as part of the respective line in Note 15.
◆	There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

208	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5

Other selected income statement items	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Total
2016
Amortization of deferred expenses, VOBA and future servicing rights	761	32	177	59	-	32	-	-	2	1,065
Depreciation	38	17	21	9	3	1	-	2	-	89
Impairment charges / (reversals) on financial assets, excluding receivables	35	12	-	(1)	-	1	5	7	-	59
Impairment charges / (reversals) on non-financial assets and receivables	7	(2)	31	(1)	-	-	-	-	-	36

2015
Amortization of deferred expenses, VOBA and future servicing rights	731	39	377	80	-	34	-	-	-	1,261
Depreciation	31	17	23	9	2	1	-	-	-	84
Impairment charges / (reversals) on financial assets, excluding receivables	(68)	20	-	2	21	-	-	-	-	(24)
Impairment charges / (reversals) on non-financial assets and receivables	-	2	1,274	-	-	-	-	-	-	1,275

2014
Amortization of deferred expenses, VOBA and future servicing rights	545	53	224	78	-	10	-	1	(3)	909
Depreciation	28	21	18	9	2	1	-	-	-	78
Impairment charges / (reversals) on financial assets, excluding receivables	(11)	12	-	42	23	-	-	-	-	66
Impairment charges / (reversals) on non-financial assets and receivables	-	8	6	7	-	-	-	-	-	21

Number of employees	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Total
2016
Number of employees - headcount	11,943	4,464	2,673	2,317	600	5,579	1,474	330	29,380
Of which Aegon’s share of employees in joint ventures and associates	561	-	-	-	41	5,186	156	-	5,944

2015
Number of employees - headcount	12,701	4,503	2,478	2,470	534	7,163	1,382	299	31,530
Of which Aegon’s share of employees in joint ventures and associates	545	-	-	-	33	6,780	141	-	7,499

2014
Number of employees - headcount	12,865	4,426	2,644	2,495	433	4,189	1,276	274	28,602
Of which Aegon’s share of employees in joint ventures and associates	568	-	-	-	25	3,750	86	-	4,429

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5	209

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Elimi- nations	Total
2016
Assets
Cash and Cash equivalents	928	7,410	1,010	47	92	271	183	1,407	-	11,347
Assets held for sale	-	-	8,705	-	-	-	-	-	-	8,705
Investments	93,046	53,788	2,236	983	747	5,328	90	85	-	156,303
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	-	-	-	(7)	203,610
Investments in joint ventures	7	877	-	-	495	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	21	125	(1)	-	270
Deferred expenses	9,351	84	1,084	71	1	832	-	-	-	11,423
Other assets	20,725	7,766	1,920	174	77	2,018	109	29,308	(29,946)	32,152
Total assets	231,493	97,931	81,747	2,696	1,500	8,604	607	30,800	(29,952)	425,425

Liabilities
Insurance contracts	75,942	34,900	1,747	558	722	7,466	-	20	(1,785)	119,569
Insurance contracts for account of policyholders	75,328	26,275	18,112	1,126	89	-	-	-	-	120,929
Investment contracts	10,148	9,043	355	24	-	2	-	-	-	19,572
Investment contracts for account of policyholders	32,013	3,160	49,309	292	-	-	-	-	-	84,774
Liabilities held for sale	-	-	8,816	-	-	-	-	-	-	8,816
Other liabilities	21,837	19,445	1,249	318	238	(78)	180	6,438	(2,203)	47,424
Total liabilities	215,268	92,822	79,586	2,318	1,049	7,390	180	6,458	(3,988)	401,084

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Elimi- nations	Total
2015
Assets
Cash and Cash equivalents	428	6,324	1,114	52	24	156	173	1,323	-	9,594
Investments	87,620	52,681	13,850	911	702	4,409	74	230	-	160,478
Investments for account of policyholders	101,164	26,756	70,760	1,468	87	-	-	-	(8)	200,226
Investments in joint ventures	7	837	-	-	505	101	109	3	-	1,561
Investments in associates	75	19	9	-	-	12	126	-	-	242
Deferred expenses	8,686	97	1,375	84	1	745	-	9	-	10,997
Other assets	18,282	10,928	2,715	186	99	2,169	131	29,444	(31,637)	32,317
Total assets	216,262	97,642	89,822	2,701	1,417	7,592	613	31,010	(31,645)	415,415

Liabilities
Insurance contracts	73,637	32,709	11,159	495	718	6,310	-	91	(2,077)	123,042
Insurance contracts for account of policyholders	71,322	25,830	14,219	1,219	89	-	-	-	-	112,679
Investment contracts	9,911	7,340	457	8	-	2	-	-	-	17,718
Investment contracts for account of policyholders	29,842	2,424	57,598	255	-	-	-	-	-	90,119
Other liabilities	15,337	24,076	2,344	329	146	660	164	4,669	(2,118)	45,607
Total liabilities	200,048	92,379	85,778	2,305	953	6,972	164	4,761	(4,195)	389,165

210	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 5

Investments	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Elimina- tions	Total
2016
Shares	793	334	84	35	4	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	5,310	-	-	-	103,169
Loans	10,820	28,117	-	303	45	18	-	-	-	39,303
Other financial assets	9,924	358	115	10	-	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	-	-	-	-	1,999
Investments general account	93,046	53,788	2,236	983	747	5,328	90	85	-	156,303

Shares	-	9,689	15,503	295	13	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	-	-	-	(7)	203,610

Investments on balance sheet	200,387	81,774	69,021	2,401	834	5,328	90	85	(7)	359,914
Off-balance sheet investments third parties	240,072	952	5,333	3,154	507	2,734	130,889	-	(864)	382,776
Total revenue-generating investments	440,458	82,725	74,354	5,556	1,342	8,061	130,979	85	(871)	742,690

Investments
Available-for-sale	77,918	23,044	2,152	660	687	5,289	87	23	-	109,860
Loans	10,820	28,117	-	303	45	18	-	-	-	39,303
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	-	-	-	-	2,685
Total investments on balance sheet	200,387	81,774	69,021	2,401	834	5,328	90	85	(7)	359,914

Investments in joint ventures	7	877	-	-	495	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	3,122	293	30,715	(29,946)	63,627
Consolidated total assets	231,493	97,931	81,747	2,696	1,500	8,604	607	30,800	(29,952)	425,425

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 6	211

Investments	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Elimina- tions	Total
2015
Shares	652	136	506	38	2	-	2	124	-	1,460
Debt securities	65,284	23,370	13,185	525	636	4,391	-	-	-	107,390
Loans	10,062	27,692	-	340	62	19	-	88	-	38,263
Other financial assets	10,783	335	160	6	2	-	72	18	-	11,376
Investments in real estate	840	1,148	-	2	-	-	-	-	-	1,990
Investments general account	87,620	52,681	13,850	911	702	4,409	74	230	-	160,478

Shares	-	9,174	17,274	247	12	-	-	-	(8)	26,699
Debt securities	4,967	14,642	11,728	256	13	-	-	-	-	31,606
Unconsolidated investment funds	96,187	17	37,622	959	61	-	-	-	-	134,845
Other financial assets	10	2,923	3,115	6	1	-	-	-	-	6,054
Investments in real estate	-	-	1,022	-	-	-	-	-	-	1,022
Investments for account of policyholders	101,164	26,756	70,760	1,468	87	-	-	-	(8)	200,226

Investments on balance sheet	188,784	79,437	84,610	2,379	789	4,409	74	230	(8)	360,704
Off-balance sheet investments third parties	212,704	897	3,899	2,855	508	2,317	127,329	-	(1,069)	349,440
Total revenue-generating investments	401,487	80,334	88,509	5,234	1,297	6,727	127,404	230	(1,077)	710,144

Investments
Available-for-sale	72,761	22,479	13,534	545	638	4,370	65	18	-	114,409
Loans	10,062	27,692	-	340	62	19	-	88	-	38,263
Financial assets at fair value through profit or loss	105,121	28,119	70,054	1,493	88	21	9	124	(8)	205,020
Investments in real estate	840	1,148	1,022	2	-	-	-	-	-	3,012
Total investments on balance sheet	188,784	79,437	84,610	2,379	789	4,409	74	230	(8)	360,704

Investments in joint ventures	7	837	-	-	505	101	109	3	-	1,561
Investments in associates	75	19	9	-	-	12	126	-	-	242
Other assets	27,396	17,349	5,204	322	124	3,070	304	30,776	(31,637)	52,908
Consolidated total assets	216,262	97,642	89,822	2,701	1,417	7,592	613	31,010	(31,645)	415,415

6 Premium income and premiums paid to reinsurers

	2016	2015	2014
Life insurance	20,400	19,583	16,896
Non-life insurance	3,053	3,342	2,968
Total premium income	23,453	22,925	19,864
- Accident and health insurance	2,609	2,703	2,316
- General insurance	444	640	653
Non-life insurance premium income	3,053	3,342	2,968

	2016	2015	2014
Life insurance	2,932	2,694	2,701
Non-life insurance	244	286	310
Total premiums paid to reinsurers	3,176	2,979	3,011
- Accident and health insurance	238	268	291
- General insurance	7	18	19
Non-life insurance paid to reinsurers	244	286	310

212	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 7

Premium income Life insurance includes EUR 5,255 million (2015: EUR 3,575 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

7 Investment income

	2016	2015	2014
Interest income	6,479	7,087	6,759
Dividend income	1,180	1,306	1,265
Rental income	129	133	124
Total investment income	7,788	8,525	8,148

Investment income related to general account	5,737	6,099	5,717
Investment income for account of policyholders	2,051	2,426	2,431
Total	7,788	8,525	8,148

Included in interest income is EUR 230 million (2015: EUR 223 million; 2014: EUR 265 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,642 million (2015: EUR 5,951 million; 2014: EUR 5,498 million).

Total investment income from:	2016	2015	2014
Shares	1,180	1,306	1,265
Debt securities and money market instruments	4,838	5,332	5,067
Loans	1,752	1,760	1,674
Real estate	129	133	124
Other	(111)	(6)	19
Total	7,788	8,525	8,148

Investment income from financial assets held for general account:	2016	2015	2014
Available-for-sale	4,007	4,235	3,889
Loans	1,752	1,760	1,674
Financial assets designated at fair value through profit or loss	80	115	127
Real estate	69	61	54
Derivatives	(139)	(96)	(19)
Other	(32)	25	(8)
Total	5,737	6,099	5,717

8 Fee and commission income

	2016	2015	2014
Fee income from asset management	1,702	1,648	1,406
Commission income	562	614	559
Other	144	176	172
Total fee and commission income	2,408	2,438	2,137

Included in fee and commission income is EUR 55 million of fees on trust and fiduciary activities (2015: EUR 56 million; 2014: EUR 35 million).

9 Income from reinsurance ceded

	2016	2015	2014
Recovered claims and benefits	3,477	2,784	2,604
Change in technical provisions	(26)	309	98
Commissions	236	227	205
Total	3,687	3,321	2,906

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 10	213

10 Results from financial transactions

Results from financial transactions comprise:	2016	2015	2014
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	(42)	(35)	192
Realized gains and (losses) on financial investments	327	349	697
Gains and (losses) on investments in real estate	70	145	(4)
Net fair value change of derivatives	239	123	1,062
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	15,121	(110)	11,226
Net fair value change on investments in real estate for account of policyholders	(26)	67	53
Net foreign currency gains and (losses)	41	(29)	(21)
Net fair value change on borrowings and other financial liabilities	21	9	5
Realized gains and (losses) on repurchased debt	1	2	3
Total	15,753	521	13,213

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2016	2015	2014
Shares	4	-	100
Debt securities and money market investments	8	(24)	31
Other	(54)	(12)	61
Total	(42)	(35)	192

Other mainly includes net fair value changes of alternative investments.

Realized gains and losses on financial investments comprise:	2016	2015	2014
Shares	46	44	197
Debt securities and money market investments	211	346	463
Loans	16	20	35
Other	54	(60)	2
Total	327	349	697

Realized gains and losses on financial investments comprise:	2016	2015	2014
Available-for-sale investments	311	330	662
Loans	16	20	35
Total	327	349	697

Net fair value change of derivatives comprise:	2016	2015	2014
Net fair value change on economic hedges where no hedge accounting is applied	793	(500)	3,092
Net fair value change on bifurcated embedded derivatives	(565)	614	(2,073)
Ineffective portion of hedge transactions to which hedge accounting is applied	12	8	43
Total	239	123	1,062

214	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 11

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2016	2015	2014
Fair value change on hedging instruments in a fair value hedge	(29)	(49)	(120)
Fair value change on hedged items in a fair value hedge	35	54	165
Ineffectiveness fair value hedge	7	5	45
Ineffectiveness cash flow hedges	5	4	(2)
Total	12	8	43

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2016	2015	2014
Shares	2,462	706	1,349
Debt securities and money market investments	1,682	(529)	3,744
Unconsolidated investment funds	10,496	(356)	5,625
Derivatives	252	69	507
Other	230	—	2
Total	15,121	(110)	11,226

The change of the net fair value change on for account of policyholder financial assets at fair value through profit or loss in 2016 compared to 2015 is mainly driven by equity markets and interest rates movements. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

11 Other income

	2016	2015	2014
Other income	66	83	61

Other income of EUR 66 million for 2016 includes the result on the sale of Transamerica Financial Advisors. This transaction has resulted in a gain of USD 58 million (EUR 52 million). Refer to note 51 Business combinations for more details.

Other income in 2015 included a release of EUR 38 million of the earn out provision regarding Liberbank in Spain. In addition, other income included the results from the sale of Clark Consulting and the 25.1% share in Seven Investment Management (7IM). The 7IM transaction led to a net gain of EUR 10 million (GBP 7 million) and was recorded as an associate in the books of Aegon. The sale of Clark Consulting led to a book gain of EUR 7 million (USD 8 million). Please see also note 51 Business combinations for more details.

Other income in 2014 mainly reflected the release of EUR 23 million regarding the earn out provision of Liberbank in Spain and the guarantee fund payments release of EUR 14 million related to the sale of government assets in Poland to the state, following pension legislation changes introduced in 2013.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 12	215

12 Policyholder claims and benefits

	2016	2015	2014
Benefits and claims paid life	23,877	23,130	15,827
Benefits and claims paid non-life	2,052	2,128	1,752
Change in valuation of liabilities for insurance contracts	16,193	7,880	17,273
Change in valuation of liabilities for investment contracts	(104)	(6,678)	1,404
Other	(45)	(17)	(42)
Total	41,974	26,443	36,214

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in note 10 Results from financial transactions of EUR 15,121 million (2015: EUR (110) million, 2014: EUR 11,226 million). In addition, the line Change in valuation of liabilities for insurance contracts includes an increase of technical provisions for life insurance contracts of EUR 2,349 million (2015: increase of EUR 3,410 million, 2014: increase of 7,935 million).

13 Profit sharing and rebates

	2016	2015	2014
Surplus interest bonuses	4	2	2
Profit appropriated to policyholders	45	29	15
Total	49	31	17

14 Commissions and expenses

	2016	2015	2014
Commissions	2,929	3,313	2,992
Employee expenses	2,287	2,280	2,067
Administration expenses	1,273	1,278	1,127
Deferred expenses	(1,203)	(1,533)	(1,465)
Amortization of deferred expenses	880	1,143	769
Amortization of VOBA and future servicing rights	184	117	140
Total	6,351	6,598	5,629

Included in administration expenses is an amount of EUR 89 million of depreciation that relates to equipment, software and real estate held for own use (2015: EUR 84 million; 2014: EUR 78 million). Minimum lease payments recognized as expense amounted to EUR 17 million (2015: EUR 19 million; 2014: EUR 6 million).

Employee expenses	2016	2015	2014
Salaries	1,471	1,462	1,295
Post-employment benefit costs	338	335	272
Social security charges	155	145	129
Other personnel costs	294	320	337
Shares, share appreciation rights, share options	28	17	33
Total	2,287	2,280	2,067

An amount of EUR 46 million is included in employee expenses relating to defined contributions (2015: EUR 51 million; 2014: EUR 43 million).

216	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 14

Long-term incentive plans

Senior managers within Aegon, not classified as ‘Identified Staff’, have been granted the conditional right to receive Aegon shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were conditionally granted at the beginning of the year at the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. Following the performance year, shares are allocated based on actual performance. A vesting period of two years applies after which the shares are transferred to the individual employees. In specific circumstances Aegon’s Supervisory Board will reclaim variable compensation that has already been paid out or vested.

Variable compensation Identified Staff

Members of the Executive Board and the Management Board as well as other selected jobholders have been defined as ‘Identified Staff’ in accordance with the rules applicable to them and their interpretation by relevant supervisory authorities. Of these, the Dutch 2015 Act on compensation in the financial sector (Wet beloningsbeleid financiële ondernemingen Wft) and the Dutch 2014 Decree on sound remuneration policy (Regeling beheerst beloningsbeleid 2014) are prominent examples. The rules have been adopted in Aegon’s Global Remuneration Framework. After the performance period, and based on the framework, variable compensation, if any, is partially made available and partly deferred. Variable compensation is paid in both cash and in Aegon N.V. shares. The shares were conditionally granted at the beginning of the year at the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The performance indicators apply over a performance period of one year and consist of Group and/or reporting unit targets (both financial and non-financial) set by the Supervisory Board or the local remuneration committees and personal/strategic targets. The conditional grant of variable compensation is also dependent on continued employment of the individual employee to whom the rights have been granted. An ex-post assessment is applicable to determine whether allocated (unvested) variable compensation should become unconditional or should be adjusted. In addition, in specific circumstances Aegon’s Supervisory Board will reclaim variable compensation that has already been paid out or vested. For members of the Executive Board and the Management Board all variable compensation has vested after three years following the performance period. At vesting, the variable compensation is transferred to the individual employees. Additional holding periods of up to three years may apply for vested shares. Members of the Executive Board and the members of the Management Board who are based in the Netherlands are not entitled to execute any transactions regarding the shares for a period of three years following vesting (with the exception of shares withheld or sold to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the Vesting of the Shares).

In compliance with regulations under Dutch law, no transactions regarding the shares may be exercised in closed periods.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 14	217

Below an overview is provided of shares provided in active plans for Long-term incentive and Variable compensation Identified Staff.

	2007	2011 1)	2012 1)	2013 1)	2014 1)	2015 1)	2016 1)	Total
Number of shares conditionally granted 2)	18,506	4,075,460	9,195,284	5,735,046	5,306,037	5,178,633	6,809,814	36,318,780
Number of shares allocated	18,506	6,452,535	13,392,200	8,536,076	4,714,569	4,942,275	-	38,056,161

Unvested at January 1, 2015	9,253	1,858,015	12,247,812	8,014,043	5,306,037	-	-	27,435,160
Number of shares conditionally granted 2)	-	-	-	-	-	5,178,633	-	5,178,633
Number of shares allocated	-	-	-	-	(591,468)	-	-	(591,468)
Number of shares forfeited	-	-	350,398	364,159	74,384	-	-	788,941
Number of shares vested	-	1,858,015	5,312,631	191,494	267,780	-	-	7,629,920
Unvested at December 31, 2015	9,253	-	6,584,783	7,458,390	4,372,405	5,178,633	-	23,603,464
Number of shares conditionally granted 2)	-	-	-	-	-		6,809,814	6,809,814
Number of shares allocated	280	-	-	(45,557)	16,937	(330,501)	-	(358,841)
Number of shares forfeited	-	-	76,435	141,013	95,977	15,985	-	329,410
Number of shares vested	9,533	-	6,508,348	3,167,260	111,521	278,510	-	10,075,172
Unvested at December 31, 2016	-	-	-	4,104,560	4,181,844	4,553,637	6,809,814	19,649,855

Average share price used for grant in EUR 3)		4.727	3.126	4.917	6.739	6.106	5.128

		3.915 to	2.260 to	3.900 to	5.840 to	5.159 to	3.990 to
Fair value of shares at grant date in EUR		4.581	2.886	4.684	6.658	6.018	4.898
[1]	Performance year for both Long-term incentive plans and Variable compensation Identified Staff
[2]	Number of shares conditionally granted based on the at target number of grants made that could increase or decrease subject to the actual performance attained
[3]	This value is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15

For the vested tranches in 2016 Aegon introduced a net settlement option for participants to meet income tax obligations. This means that Aegon will not sell shares on the market, but hold these shares within Aegon and settle directly with the tax authorities in cash rather than in shares. The net settlement option does not change the share based payment right of the participants, therefore there is no incremental fair value, nor a related recognition of incremental fair value.

Share appreciation rights and share options

Senior executives of Aegon companies, as well as other Aegon employees, have been offered both share appreciation rights (SARs) and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2006 - 2008 vest after three years and could only be exercised during the four years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, while stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

In compliance with regulations under Dutch law, share appreciation rights and share options may not be exercised in closed periods.

No SARs and share options were granted after 2008. With regard to the SARs and options granted before 2009, no share options were exercised and no SARs were paid during 2014, 2015 and 2016. Similarly, no cash is received from exercise of share options during 2014, 2015, and 2016. As of 2015 all outstanding share appreciation rights and share options have expired.

The exposure from the issued SARs and share options was economically hedged by part of the position in treasury shares. There have been no modifications to the plans during the financial year.

Refer to note 53 Related party transactions for detailed information on conditional shares and share options granted to the Executive Board.

218	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 15

Share appreciation rights

The following tables present the movements in number of SARs outstanding.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2015	165,200	8.93	0.21	-
Forfeited	-	-
Expired	(165,200)	8.93
Outstanding at December 31, 2015	-	-	-	-
Outstanding at December 31, 2016	-	-	-	-

Refer to note 47 Fair value for a further description of the method used to estimate the fair value and a description of the significant assumptions. The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model.

The liability related to SARs is valued at fair value at each reporting date. There were no costs related to the share appreciation rights in 2016 (2015: nil; 2014: nil).

Share options

The following tables present the movements in number of share options.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic in EUR million
Outstanding at January 1, 2015	4,900,086	8.93	0.21	-
Forfeited/Cancelled	(1,216,186)	8.93
Expired	(3,683,900)	8.93
Outstanding at December 31, 2015	-	-	-	-
Outstanding at December 31, 2016	-	-	-	-

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2016	2015	2014
Impairment charges on financial assets, excluding receivables	117	95	132
Impairment reversals on financial assets, excluding receivables	(58)	(119)	(66)
Impairment charges and reversals on non-financial assets and receivables	36	1,275	21
Total	95	1,251	87

In 2015, impairment charges and reversals on non-financial assets and receivables include a charge of EUR 1,274 million mainly related to deferred acquisition costs in the UK. Recoverability of capitalized deferred policy acquisition costs was affected by the restructuring of the organization.

Impairment charges on financial assets, excluding receivables, from:	2016	2015	2014
Shares	1	4	5
Debt securities and money market instruments	53	32	36
Loans	23	37	68
Investments in associates	7	-	-
Investments in joint ventures	-	21	23
Other	33	-	-
Total	117	95	132

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 16	219

Impairment reversals on financial assets, excluding receivables, from:	2016	2015	2014
Debt securities and money market instruments	(42)	(109)	(56)
Loans	(14)	(9)	(10)
Other	(2)	-	-
Total	(58)	(119)	(66)

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

16 Interest charges and related fees

	2016	2015	2014
Subordinated loans	34	33	23
Trust pass-through securities	9	9	7
Borrowings	210	240	290
Other	95	129	51
Total	347	412	371

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 176 million (2015: EUR 269 million; 2014: EUR 242 million).

17 Other charges

	2016	2015	2014
Other charges	700	774	172

Other charges in 2016 of EUR 700 million mainly relate to the book loss on the sale of the UK annuity portfolio (EUR 682 million) and charges related to claims and litigations regarding fees payable upon purchase or surrender of unit-linked policies in the Polish Life insurance portfolio (EUR 19 million). For more details on the sale of the UK annuity portfolio refer to note 22 Assets and Liabilities held for sale and note 51 Business combinations. In note 40 Provisions more details are provided on the Polish claims and litigations.

Other charges of EUR 774 million in 2015 mainly relate to the book loss on the sale of Aegon’s Canadian life insurance business. For the sale of Canada refer to note 51 Business combinations.

Other charges of EUR 172 million in 2014 mainly included EUR 95 million related to the settlement with Optas, EUR 29 million related to provision for the modification of unit-linked policies in Poland, EUR 23 million related to a provision for the closed block of European direct marketing activities and EUR 15 million related to the reduction of the carrying amount of non-current financial assets related to the sale of the Canada operations.

18 Income tax

	Note	2016	2015	2014
Current tax
Current year		33	111	66
Adjustments to prior years		(46)	(70)	38
		(13)	42	104
Deferred tax	43
Origination / (reversal) of temporary differences		102	(169)	133
Changes in tax rates / bases		93	(22)	(12)
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(54)	(8)	(63)
Non-recognition of deferred tax assets		33	22	17
Adjustments to prior years		12	53	(28)
		185	(125)	47
Income tax for the period (income) / charge		172	(83)	151

220	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 18

Adjustments to prior years include shifts between current and deferred tax.

Reconciliation between standard and effective income tax:	2016	2015	2014
Income before tax	610	(514)	916
Income tax calculated using weighted average applicable statutory rates	239	(57)	274

Difference due to the effects of:
Non-taxable income	(126)	43	(101)
Non-tax deductible expenses	21	49	52
Changes in tax rate/base	93	(22)	(12)
Different tax rates on overseas earnings	8	6	(22)
Tax credits	(41)	(100)	(35)
Other taxes	38	14	43
Adjustments to prior years	(34)	(17)	10
Origination and change in contingencies	8	3	5
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	(54)	(8)	(63)
Non-recognition of deferred tax assets	33	22	17
Tax effect of (profit) / losses from joint ventures and associates	(7)	(8)	(8)
Other	(6)	(8)	(10)
	(67)	(27)	(123)
Income tax for the period (income) / charge	172	(83)	151

The weighted average applicable statutory tax rate for 2016 is 39.2% (2015: 11.0%; 2014: 29.9%). The increase in the weighted average applicable statutory tax rate compared to prior years is caused by the increase of profits in higher taxed countries.1

Non-taxable income in 2015 is negatively impacted by the non-deductible loss on the sale of Aegon’s Canadian life insurance business.

Non-tax deductible expenses in 2016 is lower in several countries.

Changes in tax rate/base in 2016 is heavily impacted by the release of profits from OCI to income statement in the United Kingdom. These profits were taxed in the past against high historic tax rates and are now released from OCI to the income statement against a lower statutory tax rate. The difference causes a negative impact in changes in tax rate/base.

In the UK, the corporate income tax rate will decrease to 19% as per April 1, 2017. The beneficial impact of this change is reflected in the 2015 change in tax rate/base. The tax rate will continue to decrease from 19% to 17% with effect from April 1, 2020. The minor impact of this tax rate change is included in the 2016 change in tax rate/base. In Spain, the corporate income tax rate decreased from 28% to 25% as from 2016. The impact of the change of the Spanish tax rate was included in the 2014 change in tax rate/base. In Hungary, the corporate income tax rate will decrease from 19% to 9% as from January 1, 2017. The minor impact of this tax rate change is included in change in tax rate/base.

Tax credits in 2015 includes tax benefits related to solar investments in the United States.

Adjustments to prior years includes a one-time tax benefit in the United States caused by the revised tax deduction for dividends received on prior filed tax returns.

As in previous years, Other mainly consists of tax effects of the UK life company that have no direct correlation to the IFRS result and also consists of the effect of the various tax rates, other than the statutory tax rate, that are applicable to income of the UK life company.

[1]	The weighted average applicable statutory tax rate in 2015 is impacted by a disproportional loss in the United Kingdom.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 19	221

The following tables present income tax related to components of other comprehensive income and retained earnings.

		2016	2015	2014
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use		(3)	(2)	(2)
Remeasurements of defined benefit plans		89	(75)	335
		86	(77)	333

Items that may be reclassified subsequently to profit and loss:
Gains / losses on revaluation of available-for-sale investments		(187)	810	(1,752)
Gains / losses transferred to the income statement on disposal and impairment of available-for-sale investments		427	124	148
Changes in cash flow hedging reserve		24	(98)	(364)
Movement in foreign currency translation and net foreign investment hedging reserve		(39)	(52)	(50)
		225	783	(2,018)
Total income tax related to components of other comprehensive income		311	706	(1,685)

		2016	2015	2014
Income tax related to equity instruments and other
Income tax related to equity instruments	33	44	46	47
Other		(3)	-	-
Total income tax recognised directly in retained earnings		41	46	47

19 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners, after deduction of coupons on perpetual securities and non-cumulative subordinated notes by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (refer to note 32.1 Share capital – par value and 32.3 Treasury shares respectively).

	2016	2015	2014
Net income / (loss) attributable to owners	437	(432)	765
Coupons on perpetual securities	(105)	(111)	(128)
Coupons on non-cumulative subordinated notes	(28)	(28)	(24)
Net income / (loss) attributable to owners for basic earnings per share calculation	304	(571)	613
Net income / (loss) attributable to common shareholders	302	(567)	609
Net income / (loss) attributable to common shareholders B	2	(4)	4

Weighted average number of common shares outstanding (in million)	2,048	2,101	2,094

Weighted average number of common shares B outstanding (in million)	575	584	580

Basic earnings per common share (EUR per share)	0.15	(0.27)	0.29
Basic earnings per common share B (EUR per share)	-	(0.01)	0.01

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

222	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 20

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to nil in 2016 and 2015 (2014: 4,900,086). The average share price did not exceed the exercise prices in these option contracts. At year end, Aegon has no share options outstanding as all outstanding share options have expired as of March 11, 2015. Aegon has no share options on common shares B.

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no share options considered dilutive as mentioned above.

20 Dividend per common share

Final dividend 2016

It will be proposed to the Annual General Meeting of Shareholders on May 19, 2017, absent unforeseen circumstances, to pay a final dividend for the year 2016 of EUR 0.13 per common share. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this will result in a total 2016 dividend of EUR 0.26 per common share. Proposed final dividend for the year and proposed total 2016 dividend per common share B are EUR 0.00325 and EUR 0.0065 respectively.

Interim dividend 2016

The interim dividend 2016 was paid in cash or stock at the election of the shareholder. Approximately 58% of holders of common shares elected to receive the cash dividend. The remaining 42% have opted for stock dividend. The cash dividend amounted to EUR 0.13 per common share, the stock dividend amounted to one new Aegon common share for every 28 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 16, 2016. The interim dividend 2016 for common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2016 interim dividend paid in shares, Aegon executed a program to repurchase 30,765,224 common shares. Between October 3, 2016, and November 11, 2016, these common shares were repurchased at an average price of EUR 3.8406 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Final dividend 2015

The Annual General Meeting of Shareholders on May 20, 2016, approved a final dividend over 2015 of EUR 0.13 per common share payable in either cash or stock, related to the second half of 2015. Approximately 57% of holders of common shares elected to receive the cash dividend. The remaining 43% have opted for stock dividend. The final dividend was payable as of June 24, 2016. The stock dividend amounted to one new Aegon common share for every 30 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2015 final dividend paid in shares, Aegon executed a program to repurchase 29,258,662 common shares. Between July 4, 2016, and August 12, 2016, these common shares were repurchased at an average price of EUR 3.5054 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Interim dividend 2015

The interim dividend 2015 was paid in cash or stock at the election of the shareholder. Approximately 57% of holders of common shares elected to receive the cash dividend. The remaining 43% have opted for stock dividend. The cash dividend amounted to EUR 0.12 per common share, the stock dividend amounted to one new Aegon common share for every 45 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 18, 2015. The interim dividend 2015 for common shares B amounted to 1/40th of the dividend paid on common shares.

Aegon repurchased common shares to neutralize the dilutive effect of the 2015 interim dividend paid in shares. Aegon executed a program to repurchase 20,136,673 common shares. Between September 16, 2015, and October 13, 2015, these common shares were repurchased at an average price of EUR 5.2777 per share. These shares are held as treasury shares and will be used to cover future stock dividends.

Final dividend 2014

The Annual General Meeting of Shareholders on May 20, 2015, approved a final dividend over 2014 of EUR 0.12 per common share payable in either cash or stock, related to the second half of 2014. Approximately 58% of shareholders elected to receive cash dividend. The remaining 42% opted for stock dividend. The final dividend was payable as of June 19, 2015. The stock dividend amounted to one new Aegon common share for every 55 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 21	223

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

Aegon repurchased common shares to neutralize the dilutive effect of the 2014 interim dividend paid in shares. Aegon executed a program to repurchase 16,319,939 common shares. Between September 17, 2014, and October 15, 2014, these common shares were repurchased at an average price of EUR 6.4919 per share. These shares are held as treasury shares and will be used to cover future stock dividends.

21 Cash and cash equivalents

	2016	2015	2014
Cash at bank and in hand	3,727	2,199	1,650
Short-term deposits	3,666	3,614	4,876
Money market investments	3,939	3,318	3,544
Short-term collateral	16	463	539
At December 31	11,347	9,594	10,610

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 8 billion (2015: EUR 8 billion) of cash collateral is received related to securities lending, repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44 Other liabilities). Refer to note 49 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. EUR 16 million (2015: EUR 463 million) of the cash collateral received is included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. The decrease in 2016 is mainly driven by lower exposure to derivative transactions in the UK due to the sale of the UK annuity portfolio. Income from securities lending programs was approximately EUR 13 million (2015: EUR 8 million; 2014: EUR 7 million).

The weighted effective interest rate on short-term deposits was 0.17% negative (2015: 0.21% positive) and these deposits have an average maturity of 23 days (2015: 33 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2016	2015	2014
Cash and cash equivalents		11,347	9,594	10,610
Cash classified as Assets held for sale	22	-	-	43
Bank overdrafts	44	(1)	-	(4)
Net cash and cash equivalents		11,346	9,593	10,649

224	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 22

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed every 42-49 days, based on an updated valuation of total assets. The interest received on this deposit is equal to the ECB deposit rate (which was -30bp in the months January and February of 2016 and -40bp the rest of the year). The year end minimum required balance on deposit by the Dutch Central Bank was EUR 63 million (2015: EUR 49 million). These deposits are therefore not freely available.

Summary cash flow statement	2016	2015	2014
Net cash flows from operating activities	3,319	914	4,122
Net cash flows from investing activities	(1,078)	615	(71)
Net cash flows from financing activities	(465)	(2,785)	715
Net increase in cash and cash equivalents	1,776	(1,257)	4,766

Net cash and cash equivalents at December 31, 2016, are negatively impacted by effects of changes in exchange rates of EUR 23 million (2015: EUR 200 million positive; 2014: EUR 231 million positive).

Analysis of cash flows

2016 compared to 2015

Net cash flows from operating activities

Total net cash flows from operating activities increased by EUR 2,405 million to a EUR 3,319 million inflow (2015: EUR 914 million inflow). The increase is mainly driven by higher inflows from insurance and investment liabilities for account of policyholders and an increase in changes in other liabilities. These cash inflows are partly offset by a decrease in results from financial transactions.

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 1,693 million to a EUR 1,078 million outflow (2015: EUR 615 million inflow). The decrease is mainly driven by a net cash outflow related to the sale of Aegon’s UK annuity portfolio and the commercial non-life insurance business in Aegon Nederland (refer to note 51 Business combinations).

Net cash flows from financing activities

Net cash flows from financing activities increased by EUR 2,320 million to a EUR 465 million outflow (2015: EUR 2,785 million outflow). The increase is a result of proceeds and repayments of borrowings (refer to note 39 Borrowings). This was partly offset by the share buyback program, executed in 2016, to neutralize the dilutive effect of the cancellation of the preferred shares in 2013.

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

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 685 million to a EUR 615 million inflow (2014: EUR 71 million outflow). The increase is mainly driven by the sale of La Mondiale, Aegon’s life insurance operations in Canada, Clark Consulting and 7IM. This increase is partly offset by the acquisition of Mercer and a 25% stake in La Banque Postale Asset Management.

Net cash flows from financing activities

Net cash flows from financing activities decreased by EUR 3,500 million to a EUR 2,785 million outflow (2014: EUR 715 million inflow). The decrease is mainly a result of proceeds and repayments of borrowings (refer to note 39 Borrowings).

22 Assets and liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction expected within the next year rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the reporting date, but for which the transaction has not yet fully closed.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 23	225

The major type of assets included in the assets held for sale comprise of the reinsurance asset linked to the sale of Aegon UK’s annuity portfolio, previously reported in the United Kingdom segment. The liabilities included in the liabilities held for sale are the insurance liabilities related to this portfolio. For details related to the sale of the UK annuity portfolio, refer to note 51 Business combinations.

23 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2016	2015
Available-for-sale (AFS)		109,860	114,409
Loans		39,303	38,263
Financial assets at fair value through profit or loss (FVTPL)		5,142	5,816
Total financial assets, excluding derivatives	23.1	154,304	158,488
Investments in real estate	23.2	1,999	1,990
Total investments for general account		156,303	160,478

Refer to note 47 Fair value for information on fair value measurement. Loans are held at amortized cost, but the estimated fair value is also disclosed in note 47.

23.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2016
Shares	824	490	-	1,314	1,314
Debt securities	101,054	2,115	-	103,169	103,169
Money market and other short-term investments	6,776	317	-	7,093	7,093
Mortgage loans	-	-	33,696	33,696	38,499
Private loans	-	-	3,166	3,166	3,569
Deposits with financial institutions	-	-	129	129	129
Policy loans	-	-	2,207	2,207	2,207
Other	1,206	2,219	104	3,529	3,529
At December 31, 2016	109,860	5,142	39,303	154,304	159,510

2015
Shares	820	640	-	1,460	1,460
Debt securities	105,151	2,239	-	107,390	107,390
Money market and other short-term investments	7,141	303	-	7,444	7,444
Mortgage loans	-	-	32,899	32,899	37,648
Private loans	-	-	2,847	2,847	3,165
Deposits with financial institutions	-	-	106	106	106
Policy loans	-	-	2,201	2,201	2,201
Other	1,297	2,635	210	4,141	4,141
At December 31, 2015	114,409	5,816	38,263	158,488	163,555

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 15,729 million is current (2015: EUR 14,828 million).

Refer to note 47 Fair value for information on fair value measurement.

226	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 23

Loan allowance

Movement on the loan allowance account during the year were as follows:

	2016	2015
At January 1	(142)	(249)
Addition charged to income statement	(23)	(37)
Reversal to income statement	14	9
Amounts written off	17	33
Net exchange differences	-	(5)
Other	(3)	106
At December 31	(137)	(142)

In 2015, other movement includes the impact of the conversion of the mortgage loans in Hungary, which were formerly denominated in a foreign currency, into HUF denominated loans as required by Hungarian law. As a result of the changed conditions, the former mortgage loans were derecognized and the new mortgage loans have been subsequently recognized at fair value.

Refer to note 49 Transfers of financial assets for a discussion of collateral received and paid.

23.2 Investments in real estate

	2016	2015
At January 1	1,990	1,792
Additions	89	77
Subsequent expenditure capitalized	12	7
Transfers from other headings	34	24
Disposals	(215)	(163)
Fair value gains / (losses)	70	145
Net exchange differences	19	83
Other	(1)	25
At December 31	1,999	1,990

In 2016, 78% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2015: 95%), of which 98% was performed by independent external appraisers (2015: 99%).

Of the investments in real estate EUR 743 million (2015: EUR 840 million) is held by Aegon Americas and EUR 1,238 million (2015: EUR 1,148 million) is held by Aegon the Netherlands.

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

Rental income of EUR 69 million (2015: EUR 61 million; 2014: EUR 54 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 79 million (2015: EUR 97 million; 2014: EUR 72 million). In 2016, EUR 1 million of direct operating expenses is related to investment properties that did not generate rental income during the period (2015: EUR 1 million; 2014: 11 million).

Transfers from other headings mainly reflect the properties that were foreclosed during the year. The associated mortgage loans were previously reported as part of investments.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 24	227

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

24 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2016	2015
Shares		25,492	26,699
Debt securities		30,305	31,606
Money market and other short-term investments		1,231	1,907
Deposits with financial institutions		2,951	1,222
Unconsolidated investment funds		140,077	134,845
Other		2,868	2,925
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		202,924	199,204

Investments in real estate	24.1	686	1,022
Total investments for account of policyholders		203,610	200,226
Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss. 24.1 Investments in real estate for account of policyholders
		2016	2015
At January 1		1,022	1,101
Additions		74	271
Subsequent expenditure capitalized		7	9
Disposals		(260)	(488)
Fair value gains / (losses)		(26)	67
Net exchange differences		(131)	60
At December 31		686	1,022

The investment property is leased out under operating leases.

Rental income of EUR 60 million (2015: EUR 72 million; 2014: EUR 70 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 5 million in 2016 (2015: EUR 7 million, 2014: EUR 6 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

228	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 25

25 Derivatives

	Derivative asset		Derivative liability
	2016	2015	2016	2015
Derivatives for general account
Derivatives not designated in a hedge	6,533	9,001	8,280	10,068
Derivatives designated as fair value hedges	45	44	119	188
Derivatives designated as cash flow hedges	1,234	1,516	250	331
Derivatives designated as Net foreign investment hedges	104	82	123	77
	7,916	10,643	8,771	10,664

Derivatives for account of policyholders
Derivatives not designated in a hedge	402	903	107	226
	402	903	107	226
Total derivatives 1)	8,318	11,545	8,878	10,890

[1]	Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

The fair value of derivatives on both the asset and liability side of the consolidated statement of financial position decreased during 2016 mainly due to the unwind of mutually offsetting derivatives and changes in interest rates and other market movements during the year. See note 47 Fair value for details on fair value measurement of derivatives.

Of the derivatives EUR 1,030 million (2015: EUR 726 million) and EUR 2,537 million (2015: EUR 1,179 million) are current derivative assets and liabilities respectively.

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. These longevity derivatives are constructed to pay out if the mortality rates in future years have decreased more than a pre-determined percentage compared with the base scenario at the moment of signing the contract. To further implement the strategy of reducing longevity risk, Aegon the Netherlands implemented an additional longevity hedge in 2016. The longevity transactions are used to enhance Aegon’s risk-return profile and to improve capital efficiency.

The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 36 Insurance contracts and the paragraph on derivatives included in note 47 Fair value.

The above mentioned transactions are used to enhance Aegon’s risk-return profile and to improve capital efficiency.

The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 36 Insurance contracts and the paragraph on derivatives included in note 47 Fair value.

Use of derivatives

Derivatives not designated in a hedge - general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2016	2015	2016	2015
Derivatives held as an economic hedge	6,398	8,826	6,122	7,875
Bifurcated embedded derivatives	12	32	2,192	2,172
Other	124	143	(35)	22
Total	6,533	9,001	8,280	10,068

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 25	229

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

CDSs

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2016		2015
	Notional	Fair value	Notional	Fair value
CDSs	4,466	51	4,401	23

	2016		2015
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	1	-	-	-
AA	483	2	779	5
A	763	7	407	3
BBB	2,849	41	2,866	12
BB	243	-	310	2
B or lower	128	3	40	1
Total	4,466	51	4,401	23

Certain derivatives are used to add risk by selling protection in the form of single name and index based credit default swaps. Another strategy used is to synthetically replicate corporate and government credit exposures with credit derivatives. This involves the purchase of high quality, low risk assets and the sale of credit derivatives. The table above provides a breakdown to credit quality of these credit derivatives.

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

For the years ended December 31, 2016, 2015, and 2014, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR 26 million, EUR (17) million and EUR 45 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

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

230	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 25

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 27 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 36 years. For the year ended December 31, 2016, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 407 million (2015: EUR 388 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2016, none of Aegon’s cash flow hedges were discontinued, as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 20 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2016, Aegon recognized a gain of EUR 5 million of hedge ineffectiveness on cash flow hedges (2015: EUR 4 million gain; 2014: EUR 8 million loss). In 2016, EUR 37 million loss was reclassified from equity into investment income (2015: EUR 13 million loss, 2014: EUR 1 million loss). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 66 million gain.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2016 Total
Cash inflows	319	1,326	888	8,338	10,870
Cash outflows	-	1	4	-	5
Net cash flows	318	1,325	883	8,338	10,864

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2015 Total
Cash inflows	481	1,647	1,395	6,394	9,917
Cash outflows	-	1	1	3	5
Net cash flows	481	1,646	1,394	6,390	9,911

Net foreign investment hedges

Aegon funds its investments in insurance subsidiaries with a mixture of debt and equity. Aegon aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the eurozone, the United States and the United Kingdom are funded in euros. When the debt funding of investments is not in the functional currency of the investment, Aegon uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital will reflect currency movements without distorting debt to shareholders’ equity ratios. Aegon utilizes various financial instruments as designated hedging instruments of its foreign investments. These instruments include long-term and short-term borrowings, short-term debts to credit institutions, cross currency swap contracts and forward foreign exchange contracts.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 26	231

26 Investments in joint ventures

	2016	2015
At January 1	1,561	1,468
Additions	92	38
Share in net income	137	142
Share in changes in joint ventures equity (note 32.6)	9	(8)
Impairment losses	-	(21)
Dividend	(196)	(68)
Net exchange difference	(4)	10
Other	15	-
At December 31	1,614	1,561

All joint ventures are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in joint ventures include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. Refer to note 48 Commitments and contingencies for any commitments and contingencies related to investments in joint ventures. There are no unrecognized shares of losses in joint ventures. The financial statements of the principal joint ventures have the same reporting date as the Group. Refer to note 52 Group companies for a listing of the investments in joint ventures and the Group’s percentage holding.

Summarized financial information of joint ventures

The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investment in AMVEST Vastgoed B.V. (AMVEST) a material joint venture and is therefore presented separately.

232	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 26

	AMVEST		Other Joint ventures
	2016	2015	2016	2015
Summarized statement of financial position
Cash and cash equivalents	135	176	373	353
Other current assets	237	206	737	817
Total current assets	372	382	1,110	1,170

Non-current assets	2,519	2,070	6,375	5,568
Total assets	2,891	2,452	7,485	6,738

Current financial liabilities excluding trade payables and other provisions	-	-	60	5
Other current liabilities	149	138	403	642
Total current liabilities	149	138	464	647

Non-current financial liabilities excluding trade payables and other provisions	476	426	292	154
Other non-current liabilities	-	-	5,721	4,911
Total non-current financial liabilities	476	426	6,013	5,064
Total liabilities	625	564	6,477	5,711
Net assets	2,266	1,888	1,009	1,026

Summarized statement of comprehensive income
Revenue	86	78	1,248	1,214
Results from financial transactions	205	133	1	(43)
Depreciation and amortization	-	-	(12)	(11)
Interest income	-	-	48	57
Interest expense	(7)	(10)	(3)	(15)

Profit or loss	275	183	122	192
Income tax (expense) or income	(10)	(1)	(47)	(53)
Post-tax profit or (loss)	266	182	75	140
Other comprehensive income	7	5	13	(25)
Total comprehensive income	273	187	89	114

Dividends received	95	43	101	25

A reconciliation of the summarized financial information to the carrying amount of the joint ventures is as follows:
	AMVEST		Other Joint ventures
	2016	2015	2016	2015
Net assets of joint venture as presented above	2,266	1,888	1,009	1,026
Net assets of joint venture excluding goodwill	2,266	1,888	626	663
Group share of net assets of joint venture, excluding goodwill	877	837	338	358
Goodwill on acquisition	-	-	383	363
Carrying amount	877	837	721	721

The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.
	AMVEST		Other Joint ventures
	2016	2015	2016	2015
Post-tax profit or loss	106	76	28	66
Other comprehensive income	2	2	7	(10)
Total comprehensive income	108	78	34	56

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 27	233

27 Investments in associates

	2016	2015
At January 1	242	140
Additions	20	138
Disposals	(4)	(15)
Share in net income	3	5
Share in changes in associate’s equity (note 32.6)	3	(1)
Dividend	(7)	(8)
Net exchange difference	13	(19)
At December 31	270	242

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

Summarized financial information of associates

	2016	2015
Post-tax profit or loss	3	5
Other comprehensive income	3	(1)
Total comprehensive income	7	5

Carrying amount	270	242

The summarized financial information of associates presented above is based on the Group’s relative holding.

28 Reinsurance assets

Assets arising from reinsurance contracts related to:	2016	2015
Life insurance general account	9,714	9,677
Life insurance for account of policyholders	2	64
Non-life insurance	1,481	1,503
Investment contracts	11	12
At December 31	11,208	11,257

Amounts due from reinsurers in respect of claims already paid by the Group are included in note 30 Other assets and receivables.

Of the reinsurance assets EUR 15 million is current (2015: EUR 18 million).

234	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 28

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2016	9,677	64	9,741
Gross premium and deposits – existing and new business	13,108	897	14,005
Unwind of discount / interest credited	783	23	806
Insurance liabilities released	(5,965)	15	(5,950)
Fund charges released	(11)	-	(11)
Changes to valuation of expected future benefits	38	-	38
Policy transfers	(14)	-	(14)
Net exchange differences	183	(6)	177
Transfers to disposal groups	(8,085)	(991)	(9,076)
At December 31, 2016	9,714	2	9,716

At January 1, 2015	8,184	99	8,283
Gross premium and deposits – existing and new business	2,257	67	2,325
Unwind of discount / interest credited	373	4	377
Insurance liabilities released	(2,748)	(112)	(2,860)
Fund charges released	(10)	-	(10)
Changes to valuation of expected future benefits	23	-	23
Policy transfers	647	-	647
Net exchange differences	910	6	916
Other movements	40	-	40
At December 31, 2015	9,677	64	9,741

Movements during the year in reinsurance assets relating to non-life insurance:	2016	2015
At January 1	1,503	1,297
Gross premium and deposits – existing and new business	111	126
Unwind of discount / interest credited	89	80
Insurance liabilities released	(148)	(110)
Changes to valuation of expected future benefits	(57)	1
Changes in unearned premiums	(37)	(44)
Incurred related to current year	66	77
Incurred related to prior years	30	41
Release for claims settled current year	(12)	(8)
Release for claims settled prior years	(117)	(88)
Change in IBNR	(2)	(5)
Shadow accounting adjustment	19	-
Net exchange differences	41	147
Other movements	(5)	(10)
At December 31	1,481	1,503

Assets arising from reinsurance contracts related to:	2016	2015
Normal course of business	7,609	7,849
Exit of a business	3,599	3,408
At December 31	11,208	11,257

The assets arising from reinsurance contracts related to the exit of a business per December 31, 2016 and 2015 relate to the sale of Aegon’s life reinsurance business from Transamerica Reinsurance (TARe) to SCOR, completed on August 9, 2011. The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business.

Furthermore, in 2016, Aegon entered into several reinsurance agreements as part of the sale of the Aegon UK annuity portfolio. At December 31, 2016 the reinsurance asset linked to the sale is reported as part of note 22 Assets and liabilities held for sale. For disclosure of the immediate loss recognized in the consolidated income statement and more details on the transaction, refer to note 17 Other charges and note 51 Business combinations, respectively.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 29	235

29 Deferred expenses
		2016	2015
DPAC for insurance contracts and investment contracts with discretionary participation features		10,882	10,457
Deferred cost of reinsurance		60	72
Deferred transaction costs for investment management services		481	467
At December 31		11,423	10,997

Current		1,080	990
Non-current		10,343	10,007

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2016	10,457	72	467
Costs deferred during the year	1,157	-	46
Disposal of group assets	(9)	-	-
Amortization through income statement	(837)	(14)	(28)
Shadow accounting adjustments	38	-	-
Impairments	(31)	-	-
Net exchange differences	119	1	(3)
Other	(12)	-	-
At December 31, 2016	10,882	60	481

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2015	9,523	86	409
Costs deferred during the year	1,485	-	48
Disposal of group assets	(34)	-	-
Amortization through income statement	(1,055)	(23)	(30)
Shadow accounting adjustments	664	-	-
Impairment losses	(1,083)	-	-
Net exchange differences	957	9	40
At December 31, 2015	10,457	72	467

236	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 30

In the following table a breakdown is provided of DPAC balances by line of business and reporting segment:

	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Total
2016
Life	6,674	25	156	71	1	740	-	-	7,668
Individual savings and retirement products	1,911	-	-	-	-	-	-	-	1,911
Pensions	-	59	839	-	-	-	-	-	899
Run-off business	312	-	-	-	-	-	-	-	312
Non-life	-	-	-	-	-	92	-	-	92
At December 31	8,898	84	996	71	1	832	-	-	10,882

2015
Life	6,010	34	163	84	1	745	-	9	7,046
Individual savings and retirement products	1,924	-	-	-	-	-	-	-	1,924
Pensions	-	63	1,101	-	-	-	-	-	1,164
Run-off business	323	-	-	-	-	-	-	-	323
At December 31	8,258	97	1,264	84	1	745	-	9	10,457

30 Other assets and receivables

	Note	2016	2015
Real estate held for own use and equipment	30.1	572	575
Receivables	30.2	8,530	5,195
Accrued income	30.3	1,565	1,779
At December 31		10,667	7,549

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 30	237

30.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2015	293	216	509
At December 31, 2015	338	237	575
At December 31, 2016	332	241	572
Cost
At January 1, 2016	442	544	986
Additions	8	58	67
Capitalized subsequent expenditure	2	-	2
Disposals	(1)	(11)	(12)
Unrealized gains/(losses) through equity	8	-	8
Transfers to investments in real estate	(15)	-	(15)
Net exchange differences	8	2	10
At December 31, 2016	453	593	1,046
Accumulated depreciation and impairment losses
At January 1, 2016	104	307	411
Depreciation through income statement	9	54	63
Disposals	-	(9)	(9)
Impairment losses	7	-	7
Net exchange differences	2	-	2
At December 31, 2016	121	352	474

Cost
At January 1, 2015	384	485	869
Additions	15	73	87
Capitalized subsequent expenditure	3	-	3
Disposals	-	(30)	(30)
Unrealized gains/(losses) through equity	8	-	8
Net exchange differences	25	26	50
Other	10	(10)	-
At December 31, 2015	442	544	986
Accumulated depreciation and impairment losses
At January 1, 2015	91	269	360
Depreciation through income statement	8	50	57
Disposals	-	(22)	(22)
Net exchange differences	6	12	18
Other	1	(1)	-
At December 31, 2015	104	307	411

General account real estate held for own use are mainly held by Aegon USA and Aegon the Netherlands, with relatively smaller holdings at Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounted to EUR 350 million (2015: EUR 358 million).

35% of the value of the general account real estate held for own use was last revalued in 2016 (2015: 43%), based on market value appraisals by qualified internal and external appraisers. 97% of the appraisals in 2016 were performed by independent external appraisers (2015: 98%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

None of the equipment is held for lease (2015: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

238	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 30

  30.2 Receivables

	2016	2015
Loans to associates	2	-
Loans to joint ventures	7	-
Finance lease assets	-	9
Receivables from policyholders	3,896	1,291
Receivables from brokers and agents	272	286
Receivables from reinsurers	211	209
Cash outstanding from assets sold	46	36
Trade receivables	621	1,001
Cash collateral	1,312	215
Reverse repurchase agreements	77	778
Income tax receivable	477	321
Other	1,689	1,155
Provision for doubtful debts	(79)	(107)
At December 31	8,530	5,195

Current	8,487	5,162
Non-current	44	33

The increase in receivables from policyholders compared to prior year is driven by a change in netting. This also affected other liabilities (refer to note 44 Other liabilities).

The movements in the provision for doubtful debts during the year were as follows:

	2016	2015
At January 1	(107)	(115)
Additions charged to earnings	(5)	(14)
Unused amounts reversed through the income statement	7	12
Used during the year	26	13
Net exchange differences	-	(3)
At December 31	(79)	(107)

  30.3 Accrued income

	2016	2015
Accrued interest	1,543	1,760
Other	22	19
At December 31	1,565	1,779

Of accrued income EUR 1,547 million is current (2015: EUR 1,761 million).

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 31	239

31 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2015	216	1,546	255	50	5	2,073

At December 31, 2015	299	1,472	57	61	12	1,901
At December 31, 2016	294	1,399	64	50	12	1,820
Cost
At January 1, 2016	507	7,462	314	381	105	8,769
Additions	-	2	-	16	3	21
Acquisitions through business combinations	(8)	-	12	-	-	4
Capitalized subsequent expenditure	-	-	-	3	-	3
Disposals	-	-	-	(3)	-	(3)
Net exchange differences	4	112	1	(35)	1	83
At December 31, 2016	503	7,576	327	362	109	8,876
Accumulated amortization, depreciation and impairment losses
At January 1, 2016	208	5,990	257	320	93	6,868
Amortization through income statement	-	178	6	25	2	211
Shadow accounting adjustments	-	(89)	-	-	-	(89)
Disposals	-	-	-	(3)	-	(3)
Net exchange differences	-	98	(1)	(30)	2	69
At December 31, 2016	209	6,177	263	311	97	7,056

Cost
At January 1, 2015	412	6,757	657	336	80	8,242
Additions	-	2	-	33	17	52
Acquisitions through business combinations	66	-	5	-	-	71
Capitalized subsequent expenditure	-	-	-	2	-	2
Disposals	-	-	(398)	(1)	-	(399)
Net exchange differences	28	703	49	11	9	801
At December 31, 2015	507	7,462	314	381	105	8,769
Accumulated amortization, depreciation and impairment losses
At January 1, 2015	197	5,211	402	285	75	6,169
Amortization through income statement	-	139	12	26	1	178
Shadow accounting adjustments	-	(102)	-	-	-	(102)
Disposals	-	-	(184)	(1)	-	(185)
Impairment losses	-	191	-	-	9	200
Net exchange differences	12	552	27	10	8	608
At December 31, 2015	208	5,990	257	320	93	6,868

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 8 years (2015: 11 years). Future servicing rights are amortized over an average period up to 30 years, of which 9 years remain at December 31, 2016 (2015: 10 years). Software is generally depreciated over an average period of 5 years. At December 31, 2016, the remaining average amortization period was 3 years (2015: 3 years).

In 2015, impairment losses include a charge of EUR 191 million resulting from the premium deficiency due to the restructuring of the business and operations in the UK.

240	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 31

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2016	2015
Americas	198	202
Central & Eastern Europe	36	39
Asset Management	36	35
The Netherlands	25	23
At December 31	294	299

To reflect the restructuring of the business, goodwill in Aegon USA is allocated to a group of cash-generating units including variable annuities and fixed annuities and the retirement plans cash-generating unit. Value in use calculations of Aegon USA have been actuarially determined based on business plans covering a period of typically three years and pre-tax risk adjusted discount rates. The value in use tests in the USA for the group of annuities cash-generating units (EUR 131 million; 2015: EUR 134 million) and the retirement plans cash-generating unit (EUR 57 million; 2015: EUR 66 million) assume business plans covering a period of three years further extrapolated to ten years where the new business levels for years 4-10 assumed a 0% growth rate (2015: 5%). The pre-tax adjusted discount rate was 17% for annuities and 18% for retirement plans as determined at date of acquisition.

To determine the recoverable amounts of the cash generating units of Aegon Central & Eastern Europe (CEE), value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically 5 years, that, in certain instances was further extrapolated to 20 years where the new business levels for years 6-20 assumed a growth rate based on the business plan of the fifth year, prudentially decreased by 20% (2015: 20%-40%). Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of 7.4%-15.9% (2015: 8.4%-16.4%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

Following the acquisition of Mercer, goodwill was recognized in 2015 for an amount of EUR 66 million reflecting the expected profitability of new business.

VOBA

The movement in VOBA over 2016 can be summarized and compared to 2015 as follows:

	2016	2015
At January 1	1,472	1,546
Additions	2	2
Amortization / depreciation through income statement	(178)	(139)
Shadow accounting adjustments	89	102
Impairment losses	-	(191)
Net exchange differences	14	153
At December 31	1,399	1,472

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 32	241

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

VOBA	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Total
2016
Life	1,028	-	-	-	-	10	-	1,038
Individual savings and retirement products	181	-	-	-	-	-	-	181
Pensions	10	22	118	-	-	-	-	149
Distribution	-	8	-	-	-	-	-	8
Run-off businesses	23	-	-	-	-	-	-	23
Total VOBA	1,242	30	118	-	-	10	-	1,399

2015
Life	1,036	-	-	-	-	10	-	1,046
Individual savings and retirement products	189	-	-	-	-	-	-	189
Pensions	11	27	159	-	-	-	-	197
Distribution	-	10	-	-	-	-	-	10
Run-off businesses	31	-	-	-	-	-	-	31
Total VOBA	1,267	36	159	-	-	10	-	1,472

32 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2016	2015	2014
Share capital – par value	32.1	319	328	327
Share premium	32.2	7,873	8,059	8,270
Total share capital		8,193	8,387	8,597
Retained earnings		7,609	8,100	8,958
Treasury shares	32.3	(190)	(269)	(319)
Total retained earnings		7,419	7,832	8,639
Revaluation reserves	32.4	5,381	6,471	8,308
Remeasurement of defined benefit plans	32.5	(1,820)	(1,532)	(1,611)
Other reserves	32.6	1,347	1,283	(86)
Total shareholders’ equity		20,520	22,441	23,847

In June 2016, Aegon distributed to its shareholders who elected stock dividend a total number of 29,258,662 common shares in respect to the final dividend for 2015. This stock dividend distribution was paid from treasury shares (note 32.3 Treasury shares) and with the issuance of 9,121,989 common shares with a par value of EUR 0.12.

In September 2016, Aegon distributed to its shareholders 30,765,224 common shares as interim dividend 2016 in the form of stock. This stock dividend distribution was paid from treasury shares (note 32.3 Treasury shares) and with the issuance of 1,506,562 common shares with a par value of EUR 0.12.

In 2016, following each distribution of stock dividend, Aegon completed a share buyback program to neutralize the dilutive effect of the 2015 final dividend and 2016 interim dividend paid in shares, and repurchased a total of 60,023,886 common shares.

Aegon also executed a EUR 400 million share buyback program in which 83,116,535 common shares were repurchased. These common shares have been repurchased as part of a program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. All 83,116,535 common shares repurchased under this program were cancelled in September 2016.

Furthermore, in June 2016, Aegon repurchased 17,324,960 common shares B from Vereniging Aegon to keep the voting rights of Vereniging Aegon on the agreed level.

242	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 32

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

32.1 Share capital – par value

	2016	2015	2014
Common shares	249	258	258
Common shares B	70	70	70
At December 31	319	328	327

Common shares	2016	2015	2014
Authorized share capital	720	720	720
Number of authorized shares (in million)	6,000	6,000	6,000
Par value in cents per share	12	12	12

Common shares B	2016	2015	2014
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 32	243

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2014	2,131,459	256	579,005	69
Shares issued	-	-	2,320	-
Dividend	14,489	2	-	-
At December 31, 2014	2,145,948	258	581,326	70
Shares issued	-	-	3,696	-
Dividend	1,089	-	-	-
At December 31, 2015	2,147,037	258	585,022	70
Dividend	10,629	1	-	-
Shares withdrawn	(83,117)	(10)	-	-
At December 31, 2016	2,074,549	249	585,022	70

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2014	2,139,160	580,391
2015	2,146,261	583,608
2016	2,129,074	585,022

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

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued and outstanding common shares B.

Under the terms of the 1983 Amended Merger Agreement, dated May 2013, Vereniging Aegon has a call option relating to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

32.2 Share premium

	2016	2015	2014
At January 1	8,059	8,270	8,375
Share dividend	(186)	(211)	(106)
At December 31	7,873	8,059	8,270
Share premium relating to:
- Common shares	6,220	6,406	6,617
- Common shares B	1,653	1,653	1,653
Total share premium	7,873	8,059	8,270

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

244	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 32

32.3 Treasury shares

On the reporting date, Aegon N.V. and its subsidiaries held 48,780,045 (2015: 44,531,558) of its own common shares and 17,324,960 (2015: nil) own common shares B with a par value of EUR 0.12 each.

Movements in the number of treasury common shares of Aegon N.V. were as follows:

	2016		2015		2014
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	42,998	257	49,537	306	39,837	278
Transactions in 2016:
Purchase: transactions, average price EUR 4.81	83,117	400
Sale: transactions, price average EUR 6.49	(6,153)	(40)
Sale: 1 transaction, price EUR 6.38	(20,137)	(129)
Purchase: transactions, average price EUR 3.51	29,259	103
Sale: 1 transaction, price EUR 5.11	(29,259)	(150)
Shares withdrawn: 1 transaction, price EUR 4.60	(83,117)	(382)
Purchase: transactions, average price EUR 3.84	30,765	118
Transactions in 2015:
Sale: 1 transaction, price EUR 7.24			(7,628)	(47)
Sale: 1 transaction, price EUR 6.62			(16,280)	(93)
Purchase: transactions, average price EUR 6.63			16,280	108
Sale: 1 transaction, price EUR 5.40			(19,047)	(123)
Purchase: transactions, average price EUR 5.28			20,137	106
Transactions in 2014:
Sale: 1 transaction, price EUR 6.33					(4,788)	(41)
Purchase: transactions, average price EUR 6.43					14,489	93
Sale: 1 transaction, price EUR 6.37					(16,320)	(129)
Purchase: transactions, average price EUR 6.49					16,320	106
At December 31	47,473	178	42,998	257	49,537	306

Furthermore Aegon repurchased 17,324,960 common shares B for EUR 0.11 each, representing a total amount of EUR 2 million.

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2016		2015		2014
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	47,473	178	42,998	257	49,537	306
Held by subsidiaries	1,307	10	1,534	12	1,780	13
Common shares B
Held by Aegon N.V.	17,325	2	-	-	-	-
At December 31	66,105	190	44,532	269	51,317	319

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)
2014	44,742	-
2015	45,097	-
2016	81,570	9,893

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 32	245

32.4 Revaluation reserves

	Available-for- sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2016	4,546	52	1,873	6,471
Gross revaluation	857	8	(131)	733
Net (gains) / losses transferred to income statement	(2,122)	-	78	(2,044)
Foreign currency translation differences	(101)	2	61	(38)
Tax effect	240	(3)	24	262
Other	(2)	-	-	(2)
At December 31, 2016	3,418	59	1,904	5,381
At January 1, 2015	6,741	42	1,525	8,308
Gross revaluation	(2,479)	8	278	(2,193)
Net (gains) / losses transferred to income statement	(485)	-	(13)	(498)
Disposal of a business	(468)	-	-	(468)
Foreign currency translation differences	307	5	181	492
Tax effect	934	(2)	(98)	833
Other	(3)	-	-	(3)
At December 31, 2015	4,546	52	1,873	6,471
At January 1, 2014	2,287	35	702	3,023
Gross revaluation	6,438	5	1,036	7,479
Net (gains) / losses transferred to income statement	(702)	-	(12)	(714)
Foreign currency translation differences	327	5	165	497
Tax effect	(1,604)	(2)	(364)	(1,970)
Other	(6)	-	-	(7)
At December 31, 2014	6,741	42	1,525	8,308

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

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2016	2015	2014
Shares	130	139	126
Debt securities	3,245	4,354	6,549
Other	43	53	66
Revaluation reserve for available-for-sale investments	3,418	4,546	6,741

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

32.5 Remeasurement of defined benefit plans

	2016	2015	2014
At January 1	(1,532)	(1,611)	(706)
Remeasurements of defined benefit plans	(392)	234	(1,156)
Tax effect	89	(75)	335
Net exchange differences	16	(86)	(84)
Disposal of a business	-	6	-
Total remeasurement of defined benefit plans	(1,820)	(1,532)	(1,611)

246	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 32

32.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2016	1,731	(467)	19	1,283

Movement in foreign currency translation and net foreign investment hedging reserves	25	65	-	91
Tax effect	(22)	(17)	-	(39)
Equity movements of joint ventures	-	-	9	9
Equity movements of associates	-	-	3	3
At December 31, 2016	1,734	(418)	31	1,347

At January 1, 2015	268	(382)	27	(86)

Movement in foreign currency translation and net foreign investment hedging reserves	1,687	(181)	-	1,505
Disposal of a business	(127)	51	-	(76)
Tax effect	(98)	45	-	(52)
Equity movements of joint ventures	-	-	(8)	(8)
Equity movements of associates	-	-	(1)	(1)
At December 31, 2015	1,731	(467)	19	1,283

At January 1, 2014	(1,588)	(214)	28	(1,773)

Movement in foreign currency translation and net foreign investment hedging reserves	1,962	(224)	-	1,738
Tax effect	(106)	56	-	(50)
Recycling of revaluation reserve on disposal of joint ventures and associates	-	-	(30)	(30)
Equity movements of joint ventures	-	-	22	22
Equity movements of associates	-	-	7	7
At December 31, 2014	268	(382)	27	(86)

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 33	247

33 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2016	3,008	454	68	271	3,800
Shares granted	-	-	13	-	13
Shares vested	-	-	(16)	-	(16)
At December 31, 2016	3,008	454	65	271	3,797

At January 1, 2015	3,008	454	94	271	3,827
Shares granted / Share options cost incurred	-	-	26	-	26
Shares vested / Share options forfeited	-	-	(53)	-	(53)
At December 31, 2015	3,008	454	68	271	3,800

At January 1, 2014	4,192	454	99	271	5,015
Redemption of junior perpetual capital securities	(1,184)	-	-	-	(1,184)
Shares granted / Share options cost incurred	-	-	29	-	29
Shares vested / Share options forfeited	-	-	(34)	-	(34)
At December 31, 2014	3,008	454	94	271	3,827
[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2016	2015	2014
USD 500 million	6.50%	Quarterly, December 15	2017	424	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2017	212	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2017	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2017	821	821	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2017	950	950	950
EUR 200 million	6.0%	Annually, July 21	2017	200	200	200
At December 31				3,008	3,008	3,008
[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.
[3]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2016	2015	2014
EUR 136 million	5.185% 1), 4)	Annual, October 14	2018	136	136	136
EUR 203 million	4.260% 2), 4)	Annual, March 4	2021	203	203	203
EUR 114 million	1.506% 3), 4)	Annual, June 8	2025	114	114	114
At December 31				454	454	454
[1]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[2]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[3]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015 and 1.506% until 2025.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

248	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 34

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2016	2015	2014
USD 525 million	8%	Quarterly, February 15	2017	271	271	271
At December 31				271	271	271

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

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in August 2017, or on any coupon payment date thereafter.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2016, the equity component amounted to EUR 271 million (2015: EUR 271 million), subordinated borrowings amounted to EUR 72 million (2015: EUR 65 million) and a deferred tax liability amounting to EUR 106 million (2015: EUR 105 million).

Refer to note 34 Subordinated borrowings for details of the component classified as subordinated borrowings.

34 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2016	2015
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	695	694
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2017	72	65
At December 31				767	759

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and non-cumulative subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

Subordinated borrowings include a liability of EUR 72 million (2015: EUR 65 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 33 Other equity instruments.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 35	249

35 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of next call	2016	2015
USD 225 million 1)	7.65%	Semi-annually, December 1	1996	2026	n.a.	109	111
USD 190 million 1)	7.625%	Semi-annually, November 15	1997	2037	n.a.	47	46
At December 31						156	157
[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

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

The fair value of these loans amounted to EUR 141 million (2015: EUR 146 million).

36 Insurance contracts

36.1 Underwriting risk

Aegon’s earnings depend significantly upon the extent to which actual claims experience differs from the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, Aegon may be required to change best estimate assumptions for future claims which could increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the statement of financial position and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs should there be an expectation of unrecoverability. This could have a materially adverse effect on Aegon’s business, results of operations and financial condition.

Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality, longevity and morbidity) and expenses. For some product lines, Aegon is at risk if policy lapses increase as sometimes Aegon is unable to fully recover upfront expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. Aegon is also at risk if expenses are higher than assumed by management.

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

The sensitivities represent an increase or decrease of mortality (net of longevity) and morbidity rates over best estimate. Increases in mortality rates lead to an increase in the level of benefits and claims. Underwriting sensitivities were run using a permanent shock whereas prior year sensitivities were run using a temporary shock. The comparative numbers have been restated accordingly. The change in methodology generally increased underwriting sensitivities compared to the prior year especially in mortality and morbidity sensitivities for life, health and variable annuity products. Life insurers are also exposed to longevity risk in some products. Increased life expectation above Aegon’s assumed life expectation at the time of underwriting negatively impacts its results for these products.

250	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 36

	2016		2015
Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect	On share- holders’ equity	On net income	On share- holders’ equity	On net income
20% increase in lapse rates	47	36	27	26
20% decrease in lapse rates	(104)	(91)	(48)	(46)
10% increase in mortality rates	548	153	205	128
10% decrease in mortality rates	(1,039)	(582)	(613)	(522)
10% increase in morbidity rates	(521)	(445)	(381)	(376)
10% decrease in morbidity rates	184	127	100	95

The increase in the impact on the sensitivity of shareholders’ equity for a 10% increase in mortality and for a 10% decrease in mortality is mainly due to Aegon the Netherlands, driven by a liability adequacy test defecit after the shock in 2016 where in 2015 there was still headroom in this test.

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. In 2012, Aegon the Netherlands bought a longevity index derivative, with a notional amount of EUR 12 billion, constructed to pay out if by 2032 the mortality rates have decreased more than a predetermined percentage compared to the base scenario at the moment of signing the contract. Payout of the derivative is defined based on a ’cumulative cash index’, which represents the cumulative payout to a predefined (synthetic) insured population in relation to the expected payout (in the base scenario) to this same population. Both parties in the contract have the possibility to terminate the contract after 10 years (early termination clause). The payout is maximized at a predetermined percentage compared to the base scenario.

To further protect the longevity position of Aegon the Netherlands and combining this with protection for catastrophe mortality in the US, Aegon bought an additional longevity index derivative in 2013. This derivative was constructed to pay out in 2035, if some combination of higher than expected mortality rates in the US and/or lower than expected mortality rates in the Netherlands persists over the next twenty years from 2013 and, at that time, is expected to continue to do so. Payout of the derivative is defined based on a ’terminal present value’, which represents the sum of 1) the cumulative payout to a predefined (synthetic) insured population over the years and 2) the remaining expected liability on this same population. The preceding sum is compared to amounts set at the moment of signing the contract to determine the actual payout. As part of Aegon’s ongoing in-force portfolio review, this derivative was partially amended in 2016, as the underlying liabilities changed.

As a next step, Aegon the Netherlands bought another longevity hedge in 2015. The floating leg is a single payout in 2065.The payout depends on an index which is constructed as the aggregate benefit payments over the term of 50 years on an underlying book of annuities, which includes a significant portion of deferred annuities. The development of the index only depends on Dutch population mortality. The hedge provides out-of-the-money protection. The payout depends on where the index ends up relative to contractually agreed attachment and detachment points. In 2015, Aegon entered into this hedge for an amount of EUR 6 billion with Canada Life Re. Followed by a second tranche with the same counterparty in 2016, covering close to EUR 3 billion of underlying reserves.

36.2 Insurance contracts for general account

	2016	2015
Life insurance	105,763	109,884
Non-life insurance
- Unearned premiums and unexpired risks	5,822	5,202
- Outstanding claims	2,226	2,412
- Incurred but not reported claims	1,018	1,002
Incoming reinsurance	4,739	4,542
At December 31	119,569	123,042

	2016	2015
Non-life insurance:
- Accident and health insurance	8,821	7,993
- General insurance	245	623
Total non-life insurance	9,066	8,616

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 36	251

Movements during the year in life insurance:	2016	2015
At January 1	109,884	100,539
Acquisitions	7	83
Disposals	(99)	-
Portfolio transfers and acquisitions	97	(70)
Gross premium and deposits – existing and new business	6,356	7,168
Unwind of discount / interest credited	4,050	4,708
Insurance liabilities released	(10,033)	(10,263)
Changes in valuation of expected future benefits	820	(464)
Shadow accounting adjustments	2,053	(867)
Net exchange differences	812	7,235
Transfer (to) / from insurance contracts for account of policyholders	1	1,046
Transfers to disposal groups 1)	(8,190)	-
Other	5	769
At December 31	105,763	109,884
[1]	Linked to the sale of Aegon UK’s annuity portfolio, reported in Assets held for sale, refer to note 22 Assets and liabilities held for sale and note 51 Business combinations.

In the Netherlands, decreasing interest rates led to a deficiency in the liability adequacy test of EUR 1,567 million recorded in the line shadow accounting adjustments in 2016. This deficiency is recognized in the revaluation reserve as shadow loss recognition is applied. Accounting policies are disclosed in note 2.19.f Liability adequacy testing.

Movements during the year in non-life insurance:	2016	2015
At January 1	8,616	7,601
Acquisitions / Additions	-	2
Disposals	(334)	-
Gross premiums – existing and new business	2,140	2,216
Unwind of discount / interest credited	426	369
Insurance liabilities released	(1,186)	(989)
Changes in valuation of expected future claims	44	2
Change in unearned premiums	(1,093)	(1,250)
Change in unexpired risks	2	3
Incurred related to current year	684	783
Incurred related to prior years	354	232
Release for claims settled current year	(253)	(321)
Release for claims settled prior years	(843)	(775)
Shadow accounting adjustments	289	(105)
Loss recognized as a result of liability adequacy testing	-	16
Change in IBNR	(15)	193
Net exchange differences	242	700
Other	(5)	(63)
At December 31	9,066	8,616

Movements during the year in incoming reinsurance:	2016	2015
At January 1	4,542	3,786
Gross premium and deposits – existing and new business	1,700	1,609
Unwind of discount / interest credited	179	231
Insurance liabilities released	(1,904)	(1,675)
Change in unearned premiums	4	5
Changes in valuation of expected future benefits	59	(51)
Loss recognized as a result of liability adequacy	9	(2)
Net exchange differences	138	438
Other	13	200
At December 31	4,739	4,542

252	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 37

36.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2016	2015
At January 1	112,679	102,250
Portfolio transfers and acquisitions	(353)	79
Gross premium and deposits – existing and new business	12,931	14,407
Unwind of discount / interest credited	7,085	603
Insurance liabilities released	(8,206)	(9,320)
Fund charges released	(1,725)	(1,710)
Changes in valuation of expected future benefits	268	(1,178)
Transfer (to) / from insurance contracts	(1)	(1,020)
Transfer (to) / from investment contracts for account of policyholders	(808)	911
Transfers to disposal groups 1)	(1,002)	-
Net exchange differences	55	7,644
Other	6	13
At December 31	120,929	112,679
[1]	Linked to the sale of Aegon UK’s annuity portfolio, reported in Assets held for sale, refer to note 22 Assets and liabilities held for sale and note 51 Business combinations.

37 Investment contracts

37.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2016	17,260	457	17,718
Portfolio transfers and acquisitions	105	-	105
Deposits	7,200	-	7,200
Withdrawals	(6,059)	-	(6,059)
Investment contracts liabilities released	-	(42)	(42)
Interest credited	267	-	267
Net exchange differences	294	(61)	233
Other	150	-	150
At December 31, 2016	19,217	355	19,572
At January 1, 2015	14,985	374	15,359
Portfolio transfers and acquisitions	16	-	16
Deposits	5,560	-	5,560
Withdrawals	(4,698)	-	(4,698)
Investment contracts liabilities released	-	65	65
Interest credited	276	-	276
Net exchange differences	1,052	19	1,071
Other	70	-	70
At December 31, 2015	17,260	457	17,718

Investment contracts consist of the following:	2016	2015
Institutional guaranteed products	3,223	3,300
Fixed annuities	6,809	6,468
Savings accounts	8,814	7,101
Investment contracts with discretionary participation features	355	457
Other	371	392
At December 31	19,572	17,718

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 38	253

37.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2016	40,365	49,754	90,119
Gross premium and deposits – existing and new business	6,553	1,724	8,277
Withdrawals	(6,393)	-	(6,393)
Interest credited	2,649	7,280	9,929
Investment contracts liabilities released	-	(10,841)	(10,841)
Fund charges released	(209)	-	(209)
Net exchange differences	(12)	(6,754)	(6,767)
Transfer (to) / from insurance contracts for account of policyholders	-	808	808
Other	(149)	-	(149)
At December 31, 2016	42,803	41,971	84,774

At January 1, 2015	38,220	53,629	91,849
Gross premium and deposits – existing and new business	9,863	2,164	12,027
Withdrawals	(10,859)	-	(10,859)
Interest credited	11	2,859	2,869
Investment contracts liabilities released	-	(10,930)	(10,930)
Fund charges released	(238)	-	(238)
Net exchange differences	3,496	2,943	6,439
Transfer (to) / from insurance contracts for account of policyholders	-	(911)	(911)
Other	(128)	-	(128)
At December 31, 2015	40,365	49,754	90,119

38 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (note 2.9 and note 47 Fair value);
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts (note 2.19);
c.	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts (note 2.19); and
d.	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (note 2.19 and note 47 Fair value).

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically (note 2.19).

a. Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

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

254	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 38

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

		2016				2015
	United States 1)	The Nether- lands 2)	United Kingdom	Total 3)	United States 1)	The Nether- lands 2)	United Kingdom	Total 3)
At January 1	510	1,432	56	1,998	1,087	1,733	53	2,873

Incurred guarantee benefits 4)	(113)	123	-	10	(686)	(301)	3	(984)
Paid guarantee benefits	(1)	-	12	11	-	-	-	(2)
Net exchange differences	10	-	-	10	109	-	-	109
At December 31	405	1,555	68	2,028	510	1,432	56	1,998

Account value 5)	35,374	8,957	1,350	45,681	33,182	7,624	1,468	42,274
Net amount at risk 6)	222	1,972	68	2,262	222	1,636	56	1,914

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 25 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits mainly relates to fair value movements due to increasing interest rates and tightening of treasury swaps spreads.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2016, the reinsured account value was EUR 2.4 billion (2015: EUR 2.5 billion) and the guaranteed remaining balance was EUR 1.5 billion (2015: EUR 1.7 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2016, the contract had a value of EUR 50 million (2015: EUR 69 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component. The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value, which is the actual fund value of the policyholder.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of December 31, 2016, amounted to EUR 328 million (2015: EUR 365 million).

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 38	255

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

		2016			2015
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	544	816	1,359	419	782	1,201
Incurred guarantee benefits 5)	48	83	130	147	(19)	127
Paid guarantee benefits	(75)	(74)	(148)	(72)	(35)	(107)
Net exchange differences	15	25	40	49	88	137
At December 31	531	849	1,381	544	816	1,359
	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value 6)	54,821	5,628		52,346	5,760
Net amount at risk 7)	2,615	684		2,934	641
Average attained age of contract holders	69	69		69	69

1	Guaranteed minimum death benefit in the United States.
2	Guaranteed minimum income benefit in the United States.
3	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
4	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
5	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.
6	Account value reflects the actual fund value for the policyholders.
7	The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

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

256	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 38

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2016	2015
	GMI 1), 2)	GMI 1), 2)
At January 1	4,741	5,433
Incurred guarantee benefits 3)	801	(692)
At December 31	5,542	4,741
Account value 4)	19,467	18,112
Net amount at risk 5)	5,017	4,205

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]	The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 47 Fair value.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.0% at December 31, 2016, and 24.2% at December 31, 2015. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

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

Guarantees valued at fair value contributed a net loss before tax of EUR 61 million (2015: gain of EUR 21 million) to earnings. The main drivers of this loss before tax are negative results related to increases in risk free rates of EUR 1,159 million (2015: EUR 543 million gain) and DPAC offset and other contributed a loss of EUR 279 million (2015: EUR 493 million gain) partly offset by hedges related to the guarantee reserves contributed fair value gain of EUR 325 million to income before tax (2015: EUR 670 million loss), a gain of EUR 404 million related to increasing own credit spread (2015: EUR 202 million loss), a gain of EUR 671 million related to a increase in equity markets (2015: EUR 114 million loss) and a gain of EUR 7 million related to decreases in equity volatilities (2015: EUR 11 million loss).

Guarantee reserves increased EUR 863 million in 2016 (2015: decrease of EUR 1,526 million).

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 39	257

39 Borrowings

	2016	2015
Capital funding	2,386	2,015
Operational funding	10,766	10,430
At December 31	13,153	12,445

Current	1,902	2,587
Non-current	11,251	9,858

Fair value of borrowings	13,545	12,811

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

Capital funding

On December 9, 2016 Aegon issued senior unsecured notes of EUR 500 million, due December 8, 2023. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 99.210%, and will carry a coupon of 1.00%.

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2016	2015
EUR 500 million Unsecured Notes	3%	July 18	2012 / 17	500	499
EUR 75 million Medium-Term Notes 1)	4.625%	December 9	2004 / 19	84	86
USD 500 million Senior Notes 1), 2)	5.75%	Semi-annually	2005 / 20	526	530
EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016 / 23	495	-
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	291	337
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	462	536
Other				28	27
At December 31				2,386	2,015
[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 46 Capital management and solvency.

258	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 39

Operational funding

During 2016, Aegon redeemed EUR 450 million of ECB LTRO, EUR 225 million of ECB MRO, EUR 737 million of regular borrowings and repurchased the mortgage loans from SAECURE 9 and SAECURE 10 for EUR 1,658 million.

In addition, Aegon entered into a USD 3 billion new liquidity program from the Federal Home Loan Bank and issued a EUR 500 million covered bond.

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2016	2015
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- /2017-19	399	481
EUR 450 million ECB LTRO 1)	Floating	At Maturity	2015 / 16	-	450
EUR 225 million ECB MRO 1)	Floating	At Maturity	2015 / 16	-	225
EUR 842 million “SAECURE 9” RMBS Note 1)	Floating	Quarterly	2010 / 16	-	564
EUR 1,500 million “SAECURE 10” RMBS Note 1)	Floating	Quarterly	2011 / 16	-	1,094
EUR 1,365 million “SAECURE 12” RMBS Note 1), 2)	Floating	Quarterly	2012 / 17	1,030	1,140
EUR 750 million “SAECURE 13” RMBS Note 1), 3)	Floating	Quarterly	2013 / 18	862	962
EUR 1,367 million “SAECURE 14” RMBS Note 1), 4)	Floating	Quarterly	2014 / 19	1,126	1,230
EUR 1,443 million “SAECURE 15” RMBS Note 1), 5)	Floating	Quarterly	2014 / 20	1,284	1,376
EUR 750 million Conditional Pass-Through Covered Bond 1), 6)	0.267%	Annual	2015 / 20	747	747
EUR 500 million Conditional Pass-Through Covered Bond 1), 7)	0.250%	Annual	2016 / 23	495	-
USD 292 million Senior Secured Note1)	Floating	Quarterly	2012 / 23	-	264
USD 1.54 billion Variable Funding Surplus Note 8), 9)	Floating	Quarterly	2006 / 36	1,505	1,448
USD 550 million Floating Rate Guaranteed Note 8), 10)	Floating	Quarterly	2007 / 37	450	437
FHLB Secured borrowings 1)	Floating	Quarterly	2016 / 46	2,839	-
Other				27	12
At December 31				10,766	10,430
[1]	Issued by a subsidiary of Aegon N.V.
[2]	The first optional redemption date is 30 October 2017; the legal maturity date is 30 July 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[3]	The first optional redemption date is 28 February 2018; the legal maturity date is 30 November 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[4]	The first optional redemption date is 30 January 2019; the legal maturity date is 30 January 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[5]	The first optional redemption date is 30 January 2020; the legal maturity date is 30 January 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.
[6]	The maturity date is 1 December 2020; the extended due for payment date is 1 December 2052.
[7]	The maturity date is 25 May 2023; the extended due for payment date is 25 May 2055.
[8]	Outstanding amounts can vary up to the maximum stated nominal amount.
[9]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. - refer to note 48 Commitments and contingencies.
[10]	This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements.

Other

Included in borrowings is EUR 610 million relating to borrowings measured at fair value (2015: EUR 617 million). For the year 2016, Aegon’s credit spread had a negative impact of EUR 1 million on income before tax (2015: negative impact of EUR 4 million) and a negative impact of EUR 1 million on shareholders’ equity (2015: negative impact of EUR 3 million). The cumulative negative impact of Aegon’s credit spread for borrowings in portfolio at year end, based on observable market data, on income before tax amounted to EUR 12 million (2015: EUR 11 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 39 million (2015: EUR 66 million).

Undrawn committed borrowing facilities:	2016	2015
Floating-rate
- Expiring within one year	463	230
- Expiring beyond one year	3,422	3,338
At December 31	3,885	3,568

There were no defaults or breaches of conditions during the period.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 40	259

40 Provisions

	2016	2015
At January 1	175	322
Additional provisions	92	91
Disposals	(33)	(7)
Unused amounts reversed through the income statement	(3)	(50)
Unwinding of discount and change in discount rate	-	4
Used during the year	(55)	(190)
Net exchange differences	(3)	6
At December 31	173	175

Current	88	115
Non-current	85	61

The remaining provisions mainly consist of provisions regarding fees payable upon purchase and surrender of unit-linked policies in the Polish Life Insurance portfolio of EUR 24 million (2015: EUR 12 million), restructuring provisions of EUR 39 million (2015: EUR 68 million), provisions for unearned commission of EUR 25 million (2015: EUR 27 million), litigation provisions of EUR 11 million (2015: EUR 14 million) and other provisions of EUR 74 million (2015: EUR 54 million) including the remaining provision related to the harbor workers’ former pension fund Optas.

41 Defined benefit plans

	2016	2015
Retirement benefit plans	4,453	4,135
Other post-employment benefit plans	314	296
Total defined benefit plans	4,767	4,430

Retirement benefit plans in surplus	51	41
Other post-employment benefit plans in surplus	-	-
Total defined benefit assets	51	41

Retirement benefit plans in deficit	4,503	4,176
Other post-employment benefit plans in deficit	314	296
Total defined benefit liabilities	4,817	4,471

	2016			2015
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	4,135	296	4,430	4,095	272	4,366
Defined benefit expenses	302	22	324	246	40	286
Remeasurements of defined benefit plans	388	5	392	(209)	(25)	(234)
Acquisition of subsidiary	-	3	3	-	-	-
Contributions paid	(250)	-	(250)	(23)	-	(23)
Benefits paid	(106)	(18)	(125)	(106)	(17)	(122)
Net exchange differences	(15)	7	(8)	131	25	157
At December 31	4,453	314	4,767	4,135	296	4,430

260	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 41

The amounts recognized in the statement of financial position are determined as follows:

	2016			2015
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,834	-	4,834	4,731	-	4,731
Fair value of plan assets	(3,793)	-	(3,793)	(3,569)	-	(3,569)
	1,041	-	1,041	1,161	-	1,161
Present value of wholly unfunded obligations 1)	3,412	314	3,726	2,973	296	3,269
At December 31	4,453	314	4,767	4,135	296	4,430
[1]	Assets held by Aegon the Netherlands of EUR 2,796 million (2015: EUR 2,635 million) that are backing retirement benefits, do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2016 and 2015.

	2016			2015
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	127	13	140	134	10	144

Net interest on the net defined benefit liability (asset)	123	11	134	119	10	129
Past service cost	53	(2)	50	(7)	20	13
Total defined benefit expenses	302	22	324	246	40	286

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 41	261

Movements during the year in plan assets for retirement benefit plans	2016	2015
At January 1	3,569	3,426
Interest income (based on discount rate)	134	138
Remeasurements of the net defined liability (asset)	290	(93)
Contributions by employer	261	34
Benefits paid	(336)	(244)
Net exchange differences	(125)	308
At December 31	3,793	3,569

		2016		2015
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Quoted	Unquoted
Equity instruments	206	14	246	7
Debt instrument	570	713	499	723
Derivatives	-	179	-	117
Investment funds	4	1,701	7	1,602
Structured securities	-	3	-	3
Other	12	392	11	354
At December 31	792	3,001	764	2,806

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Managers of Transamerica Corporation. The Board of Managers has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans were unfunded by EUR 742 million at December 31, 2016 (2015: EUR 863 million unfunded).

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

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2016 or 2015. However, with the approval of the Aegon NV Management Board, Aegon USA made a pension plan contribution of USD 250 million (EUR 226 million) in September 2016 that was over and above the minimum required funding levels as set forth by the Internal Revenue Code.

262	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 41

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 286 million (2015: EUR 284 million).

Aegon USA provides health care benefits to retired employees through continuation of coverage in unfunded plans. The post-retirement health care benefits under the Plans are administered by Transamerica Corporation, which has delegated the claims administration to third-party administrators. Aegon USA maintains two plans which provide continuation of coverage for retiree medical benefits. For each plan, Aegon USA has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts.

Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 246 million (2015: EUR 235 million).

The weighted average duration of the defined benefit obligation is 13.3 years (2015: 13.2 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2016	2015
Demographic actuarial assumptions
Mortality	US mortality table1)	US mortality table2)

Financial actuarial assumptions
Discount rate	4.10%	4.25%
Salary increase rate	3.87%	3.91%
Health care trend rate	7.25%	8.00%
[1]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2016.
[2]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2015.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2016	2015
Demographic actuarial assumptions
10% increase in mortality rates	(77)	(72)
10% decrease in mortality rates	84	79

Financial actuarial assumptions
100 basis points increase in discount rate	(440)	(428)
100 basis points decrease in discount rate	546	530
100 basis points increase in salary increase rate	42	50
100 basis points decrease in salary increase rate	(37)	(43)
100 basis points increase in health care trend rate	16	17
100 basis points decrease in health care trend rate	(14)	(15)

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 41	263

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

Aegon the Netherlands

Aegon Nederland has a number of defined benefit plans and a small number of defined contribution plans. The defined benefit plans are subject to Dutch Pension regulations and governed by the Executive Board of Aegon Nederland. The Executive Board has the full power and discretion to administer the plan including developing investment policy and managing assets for the plans (although these assets do not qualify as ‘plan assets’ as defined by IFRS), deciding questions related to eligibility and benefit amounts, and any disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. Aegon Nederland runs, in principle, full actuarial and investment risk regarding the defined benefit plans. A part of this risk can be attributed to plan participants by lowering indexation or by increasing employee contributions. Furthermore, the specific statutory requirements governing the administration of group pension schemes have been laid down in the Pension Act (Pensioenwet / Pw). Insurers are subject to prudential supervision pursuant to the Financial Supervision Act (Wet op het financieel toezicht / Wft).

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

The contributions to the retirement benefit plan of Aegon Nederland are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average wage system. The defined benefit plans were unfunded by EUR 3,121 million at December 31, 2016. (2015: EUR 2,683 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS. The average remaining duration of the defined benefits obligation is 19.7 years (2015: 18.6 years).

Aegon Nederland also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon Nederland has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon Nederland has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon Nederland reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 68 million at December 31, 2016 (2015: EUR 61 million). The weighted average duration of the other post-employment benefit plans is 10.8 years (2015: 10.8 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2016	2015
Demographic actuarial assumptions	Aegon table	Aegon table
Mortality	2013 1)	2013 1)

Financial actuarial assumptions
Discount rate	1.79%	2.61%
Salary increase rate 2)	Curve 2016	Curve 2015
Indexation 2)	45.20% of Curve 2016	54.28% of Curve 2015
[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.
[2]	Based on Dutch Consumer Price Index

264	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 41

In previous years fixed percentages were used for the salary increase rate, price inflation and indexation. Aegon the Netherlands changed these inputs to make use of curves based on the Dutch Consumer Price Index.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation
	2016	2015
Demographic actuarial assumptions
10% increase in mortality rates	(83)	(67)
10% decrease in mortality rates	94	75

Financial actuarial assumptions
100 basis points increase in discount rate	(545)	(442)
100 basis points decrease in discount rate	732	587
100 basis points increase in salary increase rate	19	15
100 basis points decrease in salary increase rate	(19)	(14)
25 basis points increase in indexation	170	136
25 basis points decrease in indexation	(158)	(127)

The above sensitivity analysis is based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit obligation recognized within the statement of financial position.

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2016. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a deficit of EUR 298 million at December 31, 2016 (2015: EUR 298 million).

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

The weighted average duration of the defined benefit obligation is 23.0 years (2015: 23.0 years).

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 42	265

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2016	2015
Demographic actuarial assumptions
Mortality	UK mortality table 1)	UK mortality table 2)

Financial actuarial assumptions
Discount rate	2.69%	3.90%
Price inflation	3.37%	3.10%
[1]	Club Vita tables Scheme membership CMI 2014 1.5%/1.25% p.a.
[2]	SAPS S1NA light -2 years CMI 2014 1.50%-1.25% p.a.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2016	2015
Demographic actuarial assumptions
10% increase in mortality rates	(51)	(37)
10% decrease in mortality rates	58	42

Financial actuarial assumptions
100 basis points increase in discount rate	(371)	(341)
100 basis points decrease in discount rate	513	470
100 basis points increase in price inflation	213	192
100 basis points decrease in price inflation	(289)	(347)

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	35%
Debt instruments	65%

All other operating segments

Businesses included in all other operating segments mostly operate defined contribution plans.

42 Deferred gains

	2016	2015
At January 1	112	82
Income deferred	4	40
Disposals	(31)	-
Release to income statement	(6)	(14)
Net exchange differences	(14)	4
At December 31	64	112

266	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 43

43 Deferred tax

	2016	2015
Deferred tax assets	87	25
Deferred tax liabilities	2,201	2,252
Total net deferred tax liability / (asset)	2,113	2,227

Deferred tax assets comprise temporary differences on:	2016	2015
Financial assets	(22)	(5)
Insurance and investment contracts	(55)	-
Deferred expenses, VOBA and other intangible assets	(148)	2
Defined benefit plans	54	3
Losses	221	15
Other	37	10
At December 31	87	25

Deferred tax liabilities comprise temporary differences on:	2016	2015
Real estate	541	434
Financial assets	3,143	2,730
Insurance and investment contracts	(3,042)	(2,500)
Deferred expenses, VOBA and other intangible assets	3,150	3,009
Defined benefit plans	(592)	(685)
Losses	(188)	(485)
Other	(812)	(252)
At December 31	2,201	2,252

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2016	434	2,735	(2,500)	3,008	(688)	(500)	(261)	2,227
Disposal of a business	-	-	-	-	-	-	-	-
Charged to income statement	99	596	(380)	222	135	57	(543)	185
Charged to equity	3	(264)	(2)	2	(85)	-	(2)	(350)
Net exchange differences	5	84	(108)	69	(6)	34	(45)	34
Other	-	15	2	(3)	(1)	1	3	16
At December 31, 2016	541	3,165	(2,988)	3,298	(645)	(409)	(849)	2,113

At January 1, 2015	360	3,461	(3,109)	3,503	(668)	(161)	(507)	2,879
Disposal of a business	-	-	-	(73)	-	-	-	(73)
Charged to income statement	66	(240)	889	(814)	(33)	(327)	333	(125)
Charged to equity	2	(834)	-	-	81	-	(1)	(752)
Net exchange differences	6	292	(279)	360	(68)	(13)	(55)	242
Other	-	56	(1)	32	1	1	(32)	56
At December 31, 2015	434	2,735	(2,500)	3,008	(688)	(500)	(261)	2,227

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 43	267

In 2016, there were considerable movements in the net deferred tax schedule. The major components consists of:

◆	The increase of deferred tax liability primarily relates to an increase of unrealized profits in respect of financial assets mainly driven by tightening credit spread.
◆	The movement in Insurance contracts and Intangible assets mainly relates to the reclassification through these categories.
◆	The increase in Other mainly relates to the deferral of tax credits in 2016.

In 2015, the decrease of deferred income tax liabilities primarily relates to a decrease of unrealized profits in respect of financial assets mainly driven by higher interest rates and widening credit spread.

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 505 million; tax EUR 90 million (2015: gross EUR 294 million; tax EUR 59 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts 1)		Not recognized deferred tax assets
	2016	2015	2016	2015
< 5 years	101	113	26	28
≥ 5 – 10 years	130	28	16	6
≥ 10 – 15 years	1	94	33	45
≥ 15 – 20 years	-	-	-	-
Indefinitely	396	605	94	144
At December 31	628	841	170	222

1	The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

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

	Gross amounts		Deferred tax assets
	2016	2015	2016	2015
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	816	1,766	286	617
Deferred corporate income tax asset dependent on the realization of capital profits	-	558	-	195
Deferred corporate income tax asset dependent on future taxable profits	362	52	64	12
At December 31	1,179	2,376	350	824

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 70 million; tax EUR 13 million (2015: gross EUR 46 million; tax EUR 9 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,770 million; tax EUR 441 million (2015: gross EUR 1,769 million; tax EUR 442 million).

All deferred corporate income taxes are non-current by nature.

268	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 44

44 Other liabilities

	2016	2015
Payables due to policyholders	669	766
Payables due to brokers and agents	3,669	979
Payables out of reinsurance	875	792
Social security and taxes payable	144	179
Income tax payable	-	5
Investment creditors	693	180
Cash collateral on derivative transactions	3,077	2,344
Cash collateral on securities lended	3,299	4,232
Repurchase agreements	1,485	1,728
Commercial paper	128	125
Bank overdrafts	1	-
Other creditors	2,936	2,742
At December 31	16,978	14,074

Current	16,101	13,145
Non-current	877	930

The carrying amounts disclosed reasonably approximate the fair values at year end, given the predominantly current nature of the other liabilities.

The increase in payables due to brokers and agents compared to prior year is driven by a change in netting. This also affected other receivables (refer to note 30.2 Receivables).

45 Accruals

	2016	2015
Accrued interest	131	155
Accrued expenses	106	117
At December 31	237	272

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

46 Capital management and solvency

The company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

For the insurance and reinsurance undertakings of Aegon in the EU, the European Solvency I directives as implemented in the relevant member states were applicable up to December 31, 2015. As from January 1, 2016 the new Solvency II framework was introduced. The introduction of Solvency II and the implementation of its requirements warranted interpretation and confirmation from supervisory authorities.

As per January 1, 2016 Aegon moved to Solvency II for capital management purposes and redefined its capital measure prospectively. This capital measure is significantly different compared to the Solvency I capital ratio used in 2015. As a consequence these numbers are not included as comparative information for Solvency II related disclosures.

In 2015 Aegon was required to maintain a minimum solvency margin based on applicable local regulations. Aegon’s Insurance Group Directive ratio (IGD ratio) was 220% at the end of 2015. This IGD ratio was the last to be reported and filed as Aegon’s capitalization is measured on a Solvency II basis as of January 1, 2016. The calculation of the IGD ratio was based on Solvency I capital requirements for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities. Specifically, for the IGD ratio, required capital for the life insurance companies in the US was calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the United States. The calculation of the IGD ratio excluded the available and required capital of the UK with-profits funds.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 46	269

Strategic importance

Aegon’s approach towards capital management plays a vital role in supporting the execution of Aegon’s strategy. Next to ensuring adequate capitalisation to cover Aegon’s obligations towards its customers, Aegon’s capital management priorities also include the shift of capital to products that offer higher growth prospects and return prospects, the shift from capital intensive spread business to capital light fee business and Aegon’s aim to provide for a sustainable dividend to Aegon’s shareholders, which can grow over time if Aegon’s performance so allows.

Management of capital

Disciplined risk and capital management support Aegon’s decisions in deploying the capital that is generated in Aegon’s businesses and that is provided for by Aegon’s investors. Aegon balances the funding of new business growth with the funding required to ensure that Aegon’s obligations towards policyholders are always adequately met, and with providing for a sustainable dividend to Aegon’s shareholders.

Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from adverse business and market conditions. The company’s overall capital management strategy is based on adequate solvency capital, capital quality, and the use of leverage.

Aegon’s ERM framework ensures that the Aegon Group and its operating companies are adequately capitalized and that Aegon’s obligations towards policyholders are always adequately met. As specific part of this larger framework, Aegon’s capital management framework builds on a set of key pillars: the use of internal target capital management zones, an internal target range for the use of gross financial leverage and, supported by robust risk and capital monitoring processes that timely trigger and escalate interventions if and when needed to ensure that capital is always being managed towards these internal target ranges and is prevented from falling below the regulatory minimum capital requirements.

Capital adequacy

Until 31 December 2015, the Solvency I regulatory capital requirements continued to play a dominant role in the management of Aegon’s capital. The introduction of Solvency II on January 1, 2016, meant a change in the regulatory capital requirements in EEA- domiciled legal entities and therefore had an impact on the capitalization levels used to assess capital adequacy of Aegon’s EEA- domiciled operating units and for the Aegon Group as a whole. Aegon has updated its target capitalization levels under its capital management framework accordingly.

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and/or self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s capital management framework the own funds are managed in such a way that the Group Solvency II ratio remains within the target range of 140% - 170%.

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to the withdrawal of the insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of 100% of the Authorized Control Level (ACL), which is 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views the higher capital requirement, 100% of the SCR, as the level around which EU supervisors will formally require management to provide regulatory recovery plans. For the US insurance entities this is viewed at 100% Company Action Level (CAL).

During 2016, the Aegon Group and all of its regulated entities that are subject to capital requirements on a solo-level continued to comply with the SCR requirements.

270	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 46

Capital quality

Aegon’s capital consists of 3 Tiers that indicate its quality of the capital. It is noted that the Group own funds do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

The table below shows the Tiers in which Aegon’s capital is divided:

December 31, 2016
Available own funds
Tier 1 - unrestricted	10,648
Tier 1 - restricted	3,817
Tier 2	2,008
Tier 3	1,638
Total Tiers	18,112

At December 31, 2016, Tier 1 capital accounted for 80% of own funds, including EUR 3,309 million of junior perpetual capital securities and EUR 508 million of perpetual cumulative subordinated bonds which are both grandfathered restricted Tier 1 capital.

Aegon’s Tier 2 capital consists of its grandfathered dated subordinated notes, and certain deferred tax asset balances related to the inclusion of (provisional) equivalent regimes in Aegon’s Solvency II calculation.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered in order that they are considered as capital under the Solvency II framework for up to 10 years as from January 1, 2016.

It is to be noted that the difference between the amounts mentioned above for junior perpetual capital securities and perpetual cumulative subordinated bonds, and those in note 33 and note 34 to the consolidated financial statements, stem from valuation differences between Solvency II and IFRS (market value versus par value).

Tier 3 capital as of December 31, 2016 comprised of deferred tax asset balances under Solvency II. These balances were mostly related to Aegon Americas and stem from differences between statutory and tax reserve valuation methodologies and the tax deferral of various statutory expenses.

IFRS equity compares to Solvency II own funds as follows:

December 31, 2016
Shareholders’ Equity	20,520
IFRS adjustments for Other Equity instruments and non controlling interests	3,821
Group Equity	24,341
Solvency II revaluations	(6,029)
Excess of Assets over Liabilities	18,312
Availability adjustments	419
Fungibility restrictions 1)	(619)
Available own funds	18,112

1	Amongst others this contains the exclusion of Aegon Bank.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 46	271

The revaluation differences stem from the difference in valuation between IFRS and Solvency II frameworks, which can be grouped into three categories:

◆	Items which are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,511 million);
◆	Items which have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables and Technical provisions. The revaluation difference stemming from this category amounted to EUR (1,918) million compared to the IFRS Statement of Financial Position;
◆	The Net Asset Value of subsidiaries that are included under Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR (6,622) million compared to the IFRS Statement of Financial Position.

The availability adjustments are changes to the availability of own funds of Aegon Group due to the Solvency II requirements. Examples of these adjustments are the adjustment for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend (if applicable).

Fungibility restrictions are limitations of the available own funds for Aegon Group enforced by Supervisory Authorities. For Aegon Group, these limitations refer to certain charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group as well as Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II.

Capital leverage

Aegon’s total capitalization reflects the capital employed in insurance activities and consists of shareholders’ capital and total gross financial leverage. Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon aims to keep total gross financial leverage within a range of 26% to 30% of total capitalization as measured by the gross financial leverage ratio.

Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

◆	Shareholders’ equity excluding revaluation reserves and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
◆	Non-controlling interests and share options not yet exercised; and
◆	Total financial leverage.

On December 31, 2016, Aegon’s total capitalization was EUR 24.8 billion (EUR 24.9 billion on December 31, 2015), its gross financial leverage ratio was 29.8% (28.4% on December 31, 2015) and its fixed charge coverage was 7.2x (6.5x on December 31, 2015).

272	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 46

Aegon targets a gross financial leverage ratio of 26-30% and a fixed charge coverage of 6-8x. The following table shows the composition of the total capitalization and the calculation of the gross financial leverage ratio:

	Note	2016	2015
Total shareholders’ equity - based on IFRS as adopted by the EU	2	20,913	22,684
Non-controlling interests, share options and incentive plans not yet exercised	33, SOFP 2)	88	77
Revaluation reserves	32	(5,381)	(6,471)
Remeasurement of defined benefit plans	32	1,820	1,532
Shareholders’ capital		17,440	17,822
Junior perpetual capital securities	33	3,008	3,008
Perpetual cumulative subordinated bonds	33	454	454
Non-cumulative subordinated notes (Other equity instruments)	33	271	271
Fixed floating subordinated notes	34	695	694
Non-cumulative subordinated notes (Subordinated borrowings)	34	72	65
Trust pass-through securities	35	156	157
Currency revaluation other equity instruments 1)		340	269
Hybrid leverage		4,996	4,918
Senior debt 3)	39	2,414	2,015
Commercial paper and other short term debt	44	-	125
Senior leverage		2,414	2,140
Total gross financial leverage		7,409	7,057
Total capitalization		24,849	24,879
Gross financial leverage ratio		29.8%	28.4%
[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR 28 million (2015: EUR nil million).

In 2016, Aegon introduced a non-financial leverage policy. The non-financial leverage policy classifies short-term debt as either financial leverage or non-financial leverage. As from 2016 all short-term debt is assessed accordingly.

Aegon N.V. is subject to certain financial covenants in some of its financial agreements (such as issued debentures, credit facilities and ISDA agreements). Under these financial covenants, an event of default may occur if and when any financial indebtedness of any member of the Group is not paid when due, or not paid within any applicable grace period. The financial agreements may also include a cross-default provision which may be triggered if and when any financial indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default.

All financial agreements are closely monitored periodically to assess the likelihood of a breach of any financial covenant and the likelihood thereof in the near future. No breach of any such covenant has occurred in 2016.

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amounted to EUR 11,996 million at December 31, 2016 (2015: EUR 12,431 million).

The ability of Aegon’s subsidiaries, principally insurance companies, to pay dividends to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance supervisory authorities. Based on the capitalization level of the local subsidiary, local insurance supervisors are able to restrict and/or prohibit the transfer of dividends to the holding company. In addition, the ability of subsidiaries to pay dividends to the holding company can be constrained by the need for these subsidiaries to have sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to pay dividends, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations, which is reflected in Aegon’s target capitalization ranges.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	273

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the subsidiaries to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations and in order to maintain sufficient management flexibility to manage capital and liquidity in support of Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess capital position is managed to a target range of EUR 1.0 to 1.5 billion. For this Aegon takes into account the liquidity in Aegon’s centrally managed (unregulated) holding companies.

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

274	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2016
Assets carried at fair value
Available-for-sale
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money market and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
	29,504	77,243	3,112	109,860

Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money market and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders 1)	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Investments in real estate	-	-	1,999	1,999
Investments in real estate for policyholders	-	-	686	686
	126,355	86,883	5,831	219,069

Revalued amounts
Real estate held for own use	-	-	332	332
	-	-	332	332
Total assets at fair value	155,860	164,126	9,275	329,261

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	42,627	176	42,803
Borrowings 3)	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total liabilities at fair value	64	49,584	2,643	52,290
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	275

Note that the investment contracts for account of policyholders previously reported as Level I have been reclassified to Level II, as the value of these liabilities is directly derived from the fair value of the linked investments for account of policyholders. The comparative numbers have been adjusted accordingly. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

	Level I	Level II	Level III	Total 2015
Assets carried at fair value
Available-for-sale
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money market and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
	28,761	80,283	5,365	114,409

Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money market and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders 1)	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Investments in real estate	-	-	1,990	1,990
Investments in real estate for policyholders	-	-	1,022	1,022
	121,552	91,775	6,250	219,577

Revalued amounts
Real estate held for own use	-	-	338	338
	-	-	338	338
Total assets at fair value	150,313	172,058	11,954	334,325

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	40,209	156	40,365
Borrowings 3)	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total liabilities at fair value	16,946	32,665	2,260	51,871
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

276	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2016		Total 2015
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale
Debt securities	5	69	14	156
	5	69	14	156

Fair value through profit or loss
Shares	-	-	-	40
Investments for account of policyholders	3	(1)	(3)	209
	3	(1)	(3)	248
Total assets at fair value	8	68	11	405

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	277

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

Assets carried at fair value	At January 1, 2016	Total gains / losses in income state- ment 1)	Total gains / losses in OCI 2)	Pur- chases	Sales	Settle- ments	Net exchange differ- ence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	Trans- fers to dis- posal groups	At December 31, 2016	Total unrealized gains and (losses) for the period recorded in the P&L for instruments held at December 31, 2016 3)
Available- for-sale
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	-	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	-	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	-	3,112	-

Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	-	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	-	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	-	108	(287)

Investments in real estate	1,990	70	-	120	(215)	-	19	15	-	-	-	1,999	118
Investments in real estate for policyholders	1,022	(26)	-	81	(260)	-	(131)	-	-	-	-	686	22
	6,250	(261)	-	971	(1,039)	-	(123)	15	427	(409)	-	5,831	(163)

Revalued amounts

Real estate held for own use	338	(9)	8	5	-	-	6	(15)	-	-	-	332	5
	338	(9)	8	5	-	-	6	(15)	-	-	-	332	5
Total assets at fair value	11,954	(420)	113	1,821	(1,527)	(429)	(49)	-	1,077	(3,264)	-	9,275	(159)

Liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	-	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	-	2,643	563
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

278	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47

Assets carried at fair value	At January 1, 2015	Total gains / losses in income state- ment 1)	Total gains / losses in OCI 2)	Pur- chases	Sales	Settle- ments	Net exchange differ- ence	Reclas- sification	Trans- fers from levels I and II	Trans- fers to levels I and II	Trans- fers to disposal groups	At December 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2015 3)
Available-for- sale
Shares	280	32	30	92	(124)	(33)	16	-	-	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	-	182	(359)	-	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	-	182	(359)	-	5,365	-

Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	-	(9)	-	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	-	291	(162)	-	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	-	(83)	-	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	-	-	222	(176)

Investments in real estate	1,792	145	-	133	(163)	-	83	-	-	-	-	1,990	15
Investments in real estate for policyholders	1,101	67	-	280	(488)	-	60	-	-	-	-	1,022	59
	6,423	146	-	1,090	(1,775)	-	332	-	291	(255)	-	6,250	-

Revalued amounts

Real estate held for own use	293	(2)	8	21	-	-	19	-	-	-	-	338	(2)
	293	(2)	8	21	-	-	19	-	-	-	-	338	(2)
Total assets at fair value	11,734	(32)	77	2,224	(2,339)	(249)	681	-	473	(614)	-	11,954	(2)

Liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	-	(5)	-	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	-	(5)	-	2,260	(969)
1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
3	Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2016, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 1,077 million (2015: EUR 473 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2016, Aegon transferred EUR 3,266 million (full year 2015: EUR 619 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	279

Valuation techniques and significant unobservable inputs

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2016	Range (weighted average)	December 31, 2015	Range (weighted average)
Assets carried at fair value
Available-for-sale
Shares	Net asset value 3)	n.a.	262	n.a.	132	n.a.
	Other	n.a.	131	n.a.	161	n.a.
			393		293
Debt securities	Broker quote	n.a.	1,389	n.a.	3,640	n.a.
	Discounted cash flow	Credit spread	221	1.30% - 3.37% (3.08%)	219	1.5% - 3.8% (2.8%)
	Other	n.a.	355	n.a.	285	n.a.
			1,966		4,144
Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	676	5.6%	785	7.4%
Investment funds	Net asset value 3)	n.a.	45	n.a.	97	n.a.
Other	Other	n.a.	32	n.a.	45	n.a.
			754		928
At December 31			3,112		5,365
Fair value through profit or loss
Shares	Other	n.a.	50	n.a.	-	n.a.
Debt securities	Other	n.a.	6	n.a.	6	n.a.
			56		6
Other investments at fair value
Investment funds	Net asset value 3)	n.a.	1,252	n.a.	1,260	n.a.
Other	Other	n.a.	5	n.a.	6	n.a.
			1,257		1,265
Derivatives 3)
Longevity swap	Discounted cash flow	Mortality	27	n.a.	86	n.a.
Longevity swap	Discounted cash flow	Risk free rate	73	-/- 0.21% - 1.67% (1.01%)	-	n.a.
Other	Other	n.a.	4	n.a.	23	n.a.
			104		109
Real estate
Investments in real estate	Direct capitalization	Capitalization
	technique	rate	568	4.8% - 10.5% (6.3%)	640	4.8% - 10.5% (6.3%)
	Appraisal value	n.a.	1,237	n.a.	1,148	n.a.
	Other	n.a.	193	n.a.	202	n.a.
			1,998		1,990
At December 31			3,415		3,370
Revalued amounts
Real estate held for own use	Direct capitalization	Capitalization				6.5% - 9.5%
	technique	rate	178	6.5% - 9.5% (7.9%)	163	(7.9%)
	Appraisal value	n.a.	120	n.a.	116	n.a.
	Other	n.a.	34	n.a.	60	n.a.
At December 31			332		338
Total assets at fair value 4)			6,859		9,073
Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	2,083	0.4% - 0.5% (0.4%)	2,072	0.3% - 0.4% (0.3%)
Other	Other	n.a.	384	n.a.	32	n.a.
Total liabilities at fair value			2,467		2,104
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.
[3]	Net asset value is considered the best approximation to the fair value of these financial instruments.
[4]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 4 million (2015: EUR 113).

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

280	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

From all significant unobservable inputs, own credit spread as included in the discount rate for embedded derivatives in insurance contracts is considered significant. It is estimated that changing the other significant unobservable inputs to reflect reasonable possible alternatives in valuation would have no significant impact for the Group.

An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.

The table below presents the impact on a fair value measurement of a change in the own credit spread by 20 basis points included in the discount rate.

	December 31, 2016	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2015	Effect of reasonably possible alternative assumptions (+/-)
		Increase	Decrease		Increase	Decrease
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	2,083	205	(194)	2,072	196	(187)

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2016	Carrying amount December 31, 2016	Estimated fair value hierarchy			Total estimated fair value December 31, 2016
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	33,696	-	-	38,498	38,499
Private loans - held at amortized cost	3,166	-	52	3,516	3,569
Other loans - held at amortized cost	2,441	-	2,292	148	2,441

Liabilities
Subordinated borrowings - held at amortized cost	767	703	140	-	844
Trust pass-through securities - held at amortized cost	156	-	141	-	141
Borrowings - held at amortized cost	12,543	2,138	31	10,766	12,935
Investment contracts - held at amortized cost	19,217	-	8,951	10,797	19,748

2015	Carrying amount December 31, 2015	Estimated fair value hierarchy			Total estimated fair value December 31, 2015
		Level I	Level II	Level III
Assets
Mortgage loans - held at amortized cost	32,899	-	-	37,648	37,648
Private loans - held at amortized cost	2,847	-	79	3,086	3,165
Other loans - held at amortized cost	2,517	-	2,301	215	2,517

Liabilities
Subordinated borrowings - held at amortized cost	759	681	147	-	828
Trust pass-through securities - held at amortized cost	157	-	146	-	146
Borrowings - held at amortized cost	11,829	1,735	706	9,753	12,194
Investment contracts - held at amortized cost	17,260	-	7,219	10,641	17,860

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	281

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

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 237 million

(2015: EUR 120 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Real estate funds, private equity funds and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate. The net asset value is considered the best valuation method that approximates the fair value of the funds.

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

Third-party pricing services will often determine prices using recently reported trades for identical or similar securities. The third-party pricing service makes adjustments for the elapsed time from the trade date to the reporting date to take into account available market information. Lacking recently reported trades, third-party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate.

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

282	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47

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

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

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

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.1% (December 31, 2015: 2.8%).

Government debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its government debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 5.6% (December 31, 2015: 7.4%).

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	283

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

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.4% (2015: 0.3%).

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

284	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47

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

Real estate

Valuations of both investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the reporting date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been rented to a third party.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 47	285

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

	2016		2015
	Trading	Designated	Trading	Designated
Investments for general account	66	5,076	74	5,742
Investments for account of policyholders	-	202,924	-	199,204
Derivatives with positive values not designated as hedges	6,935	-	9,903	-
Total financial assets at fair value through profit or loss	7,001	208,001	9,977	204,947

Investment contracts for account of policyholders	-	42,803	-	40,365
Derivatives with negative values not designated as hedges	8,386	-	10,294	-
Borrowings	-	610	-	617
Total financial liabilities at fair value through profit or loss	8,386	43,413	10,294	40,981

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

286	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 48

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

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2016		2015
	Trading	Designated	Trading	Designated
Net gains and (losses)	6,685	8,815	(1,350)	1,228

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

	2016		2015
	Purchase	Sale	Purchase	Sale
Real estate	-	44	-	70
Mortgage loans	424	78	488	56
Private loans	44	-	98	-
Other	1,314	-	670	-
Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. The sale of mortgage loans relates to pre-announced redemptions on mortgage loans. Private loans represents deals on Aegon’s portfolio of private placement securities that Aegon has committed to, but have not yet settled and funded. Other commitments include future purchases of interests in investment funds and limited partnerships. In 2016 the other commitments increased due to a higher level of new limited partnership commitments and higher investments in tax credits.

Other commitments and contingencies

	2016	2015
Guarantees	682	708
Standby letters of credit	29	29
Share of contingent liabilities incurred in relation to interests in joint ventures	40	27
Other guarantees	18	24
Other commitments and contingent liabilities	12	20

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 48	287

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

Transamerica Corporation, a wholly-owned subsidiary of Aegon N.V., has provided a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As of December 31, 2016, this amounted to EUR 2,002 million (2015 EUR: 1,842 million).

Aegon N.V. entered into a contingent capital letter for an amount of JPY 6 billion (EUR 49 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2016, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,720 million (2015: EUR 3,750 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 104 million (2015: EUR 235 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2016 amounted to EUR 3,563 million (2015: EUR 3,467 million). As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,505 million (2015: EUR 1,448 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 633 million (2015: EUR 615 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2016.

Legal and arbitration proceedings, regulatory investigations and actions

Aegon faces significant risks of litigation as well as regulatory investigations and actions relating to its and its subsidiaries’ insurance, pensions, securities, investment management, investment advisory and annuities businesses as well as Aegon’s corporate compliance, including compliance with employment, sanctions, anti-corruption and tax regulations.

Aegon subsidiaries regularly receive inquiries from local regulators and policyholder advocates in various jurisdictions, including the United States, the Netherlands, and the United Kingdom. In some cases, Aegon subsidiaries have modified business practices in response to inquiries or findings of inquiries. Regulators may seek fines or penalties, or changes to the way Aegon operates.

Insurance companies are routinely subject to litigation, investigation and governmental review concerning transparency and adequacy of disclosure, particularly regarding product fees and costs, including initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; employment or distribution relationships; operational controls and processes; environmental matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance.

Many of Aegon’s products are affected by fluctuations in equity markets as well as interest rate movements, which may prove to be volatile or disappointing to customers. Significant investment risks are often borne by the customer. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements including payments or changes to business practices even if Aegon believes the underlying claims are without merit.

288	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 48

The existence of potential claims may remain unknown for long periods of time after the events giving rise to such claims. Determining the likelihood of exposure to Aegon and the extent of any such exposure may not be possible for long periods of time after Aegon becomes aware of such potential claims. Once litigation is initiated, it may be protracted and subject to multiple levels of appeal.

Aegon cannot predict the effect of litigation, investigations or other actions on its businesses or the insurance industry. In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under claims of bad faith, resulting in punitive or treble damages. Damages alleged may not be quantifiable or supportable, or may have no relationship to economic losses or final awards. Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon’s businesses, results of operations, cash flows and financial position.

Aegon has defended and will continue to defend itself vigorously when it believes claims are without merit. Aegon has also settled and will seek to settle certain claims, including through policy modifications, as it believes appropriate. While Aegon intends to resist claims, there can be no assurance that claims brought against Aegon will not have a material adverse impact on its businesses, results of operations, and financial position.

Proceedings in which Aegon is involved

Aegon and other US insurers have been sued for charging fees on products offered in 401(k) platforms which allegedly were higher than fees charged on other products available in the market. The principal case is currently on interlocutory appeal. US insurers, including Aegon’s subsidiaries, have also been named in class action litigation relating to increases in monthly deductions made to universal life products. Plaintiffs generally allege that the rates were increased to recoup past losses rather than to cover the future costs of providing insurance coverage. At this time it is impracticable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any, of these matters, as the potential financial impacts are dependent both on the outcomes of court proceedings and future developments in financial markets and mortality. If decided adversely to Aegon, these claims could have a material adverse effect on Aegon’s business, results of operations, and financial position.

Unclaimed property administrators and state insurance regulators performed examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries, including multi-state examinations. One such action remains unresolved in the State of West Virginia. Aegon subsidiaries, like other major US insurers, entered into resolutions with state treasurers and insurance regulators regarding unclaimed property and claims settlement practices. As of 2016, EUR 1.5 million remained in provisions, which is management’s best estimate of the still-outstanding exposure. The final amount may vary based on subsequent regulatory review.

Aegon’s US operations also face employment-related lawsuits from time to time. Aegon is defending a suit filed by self-employed independent insurance agents associated with one of Aegon’s financial marketing units who have claimed that they are, in fact, employees of the organization. Recently the court granted Aegon’s motion to only allow individual claims to move forward and cease collective action proceedings in this case. Management believes that the potential direct financial exposure in this case is not material, and it has a strong case on the merits. However, if collective proceedings were to be reinstated on appeal and the case were to ultimately be decided adversely to Aegon, it could affect Aegon’s business model and have a material adverse effect on Aegon’s business and results of operations.

A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker over an alleged contract dispute that arose in 1976. That dispute was resolved in Delaware court for USD 235,000 plus interest in 2010. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian trial court issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment interest of approximately USD 120 million. On appeal this decision was reversed in 2016 but a new trial remains possible. Aegon has no material assets located in Nigeria.

In Poland, owners of unit-linked policies filed claims in civil court against Aegon over fees payable upon purchase or surrender of the product. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. Aegon faces a significant number of cases in which plaintiffs claim that these fees are not contractually supported. As of 2016, a provision of EUR 24 million exists, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.

In the Netherlands, unit linked products (‘beleggingsverzekeringen’) have been controversial and the target of litigation since at least 2005. Allegations include excessive cost, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 49	289

since, with the principal goal of achieving an equitable resolution. Aegon expects the claims and litigation on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit-linked products that Aegon sold in the past, including Aegon products involved in earlier litigation. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made previously. This claim is being vigorously defended. At this time, in the absence of a class action proceeding mechanism to establish collective damages and due to the highly individualized nature of the underlying policies, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that these matters, in the aggregate, will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

Securities leasing products (‘aandelenlease producten’) have also been the subject of litigation in the Netherlands. Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a class action claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. Aegon defends itself vigorously against these claims. Due to the highly individualized nature, Aegon at this stage is unable to estimate the range or potential maximum liability. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

Future lease payments

		2016			2015
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Operating lease obligations	88	189	231	79	186	254
Operating lease rights	53	124	32	62	156	56

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

In the normal course of business Aegon is involved in the following transactions:

◆	Transferred financial assets that are not derecognized in their entirety:

◆	Securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash collateral is not recognized on the balance sheet; and

◆	Repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred, but are not derecognized. The obligation to repay the cash received is recognized as a liability.

◆	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);

◆	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;

◆	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and

◆	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.

The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial asset that are derecognized in their entirety, but where Aegon has a continuing involvement and assets accepted and pledged as collateral.

290	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 49

49.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2016
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	226	5,298	20	194
Carrying amount of associated liabilities	242	5,400	21	204

	2015
		Available-for-sale financial assets	Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	171	7,001	33	589
Carrying amount of associated liabilities	180	7,141	35	608

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

49.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirely as per year-end 2016 and 2015.

49.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2016	2015
Carrying amount of transferred financial assets	4,262	6,069
Fair value of cash collateral received	3,299	4,232
Fair value of non-cash collateral received	1,077	1,998
Net exposure	(114)	(161)
Non-cash collateral that can be sold or repledged in the absence of default	991	1,390
Non-cash collateral that has been sold or transferred	-	-

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 49	291

Reverse repurchase agreements	2016	2015
Cash paid for reverse repurchase agreements	4,075	4,416
Fair value of non-cash collateral received	4,103	4,445
Net exposure	(27)	(29)
Non-cash collateral that can be sold or repledged in the absence of default	3,288	3,462
Non-cash collateral that has been sold or transferred	-	-

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

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2016	2015
General account (contingent) liabilities	6,440	3,729
Collateral pledged	8,115	5,348
Net exposure	(1,675)	(1,619)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2016	2015
Cash received on repurchase agreements	1,485	1,728
Collateral pledged (transferred financial assets)	1,477	1,724
Net exposure	8	4

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 6.8 billion (2015: EUR 8.3 billion) has been pledged as security for notes issued (note 39 Borrowings). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2,688 million (2015: EUR 1,166 million).

292	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 50

50 Offsetting, enforceable master netting arrangements and similar agreements

The following table includes financial instruments that are set off in the statement of financial position. In addition, it includes financial instruments that are subject to a legally enforceable master netting arrangement or similar agreements, not set off in the financial statements. The table provides details relating to the effect, or potential effect, of netting arrangements, including rights to set-off, associated with the entity’s recognized financial assets and recognized financial liabilities.

				Related amounts not set off in the statements of financial position
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
2016
Derivatives	8,114	-	8,114	6,427	1,486	201
At December 31	8,114	-	8,114	6,427	1,486	201

2015
Derivatives	11,242	-	11,242	9,010	1,905	326
At December 31	11,242	-	11,242	9,010	1,905	326

				Related amounts not set off in the statements of financial position
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount
2016
Derivatives	6,689	-	6,689	6,570	20	99
At December 31	6,689	-	6,689	6,570	20	99

2015
Derivatives	8,652	-	8,652	8,389	215	48
At December 31	8,652	-	8,652	8,389	215	48

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2016 and 2015.

The line Derivatives includes derivatives for general account and for account of policyholder.

Note that the 2015 numbers are updated compared to the Annual report 2015 to exclude derivatives that cannot be set off. The 2015 net exposure for derivative assets and liabilities is lowered by EUR 188 million and EUR 192 million respectively. These updates had no effect on net income, shareholders’ equity or earnings per share.

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

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 51	293

51 Business combinations

Acquisitions

2016

On May 3, 2016, Aegon announced it has agreed to buy BlackRock’s UK defined contribution (DC) platform and administration business. Under the purchase agreement, Aegon will acquire approximately GBP 12 billion (EUR 15 billion) of assets and 350,000 customers from BlackRock, which serves institutional and retail clients. The transaction is subject to a Part VII transfer of the underlying assets and liabilities to Aegon, which is subject to regulatory and court approval.

On August 11, 2016 Aegon announced the acquisition of Cofunds from Legal & General for GBP 140 million (EUR 164 million). The purchase of the Cofunds Ltd business is done through a sale and purchase agreement to acquire all the shares and platform assets. On January 1, 2017 Aegon completed the acquisition of Cofunds, following regulatory approval.

2015

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

On September 25, 2015, Aegon announced that it has acquired Mercer’s US defined contribution record-keeping business. On December 31, 2015, Aegon completed the acquisition after obtaining regulatory approval. The total purchase price amounted to EUR 70 million (USD 78 million), consisting of EUR 64 million (USD 71 million) cash and EUR 6 million (USD 7 million) contingent consideration. Cash position of Mercer amounts to nil on acquisition date.

On December 7, 2015, Aegon announced that it has increased its investment in Aegon Religare Life Insurance Company ARLI from 26 percent to 49 percent. The company has been renamed as Aegon Life Insurance Company Ltd.

2014

There were no material acquisitions during 2014.

Divestments/Disposals

2016

On January 18, 2016 Aegon Nederland N.V. sold its commercial non-life insurance business, which includes the proxy and coinsurance run-off portfolios. This business has an annual premium volume of approximately EUR 90 million. The total insurance liabilities from this business are EUR 334 million while the consideration paid in cash was EUR 302 million. The transaction was subsequently approved by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt). Aegon completed the sale on July 1, 2016, which resulted in a gain of EUR 11 million.

On May 13, 2016, Aegon completed the sale of certain assets of Transamerica Financial Advisors, a full service independent broker-dealer and registered investment adviser, following regulatory approval. The consideration received for the sale consisted of USD 49 million (EUR 44 million) cash and USD 14 million (EUR 13 million) of contingent consideration which is subject to a 12 month earn-out period. The transaction resulted in a pre tax gain of USD 58 million (EUR 52 million) recorded in the second quarter of 2016.

In the second quarter of 2016 Aegon sold its UK annuity portfolio in two parts. On April 11, 2016 Aegon announced the sale of around GBP 6 billion of the portfolio to Rothesay Life. On May 23, 2016 Aegon announced the sale of around GBP 3 billion of the portfolio to Legal & General. Aegon incurred a book loss on the transaction before tax of GBP 530 million (EUR 682 million), reported in the line other charges in the consolidated income statement. The transaction resulted in a tax benefit of GBP 41 million (EUR 53 million). Under the terms of the agreements, Aegon reinsured GBP 6.8 billion of liabilities to Rothesay Life and Legal & General, followed by a Part VII transfer1, which is subject to court approval. The loss on the reinsurance transaction is GBP 1.9 billion (EUR 2.4 billion) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of GBP 1.4 billion (EUR 1.8 billion) related to a positive revaluation reserve has been reclassified from Other Comprehensive Income into the income statement. Taking into account the results of the sale of the related bonds leads to abovementioned result on the transaction of GBP 530 million. The related net cash outflow amounted to GBP 647 million (EUR 831 million). Expenses related to the transaction, including cost of sale, amount to GBP 13 million (EUR 16 million).

On December 16, 2016, Aegon completed the sale of 100% of its shares of Aegon Life Ukraine to TAS Group, and exited the Ukrainian market. This transaction has no material impact on the consolidated numbers of Aegon.

1	An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

294	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 51

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

On September 1, 2015, Aegon completed the sale of Clark Consulting following regulatory approval. The agreement to sell Clark Consulting for USD 177.5 million (EUR 160 million) was announced on July 10, 2015 and resulted in a gain of USD 8 million (EUR 7 million). The cash and cash equivalents included at the time of the sales amounted to USD 13 million (EUR 12 million).

On September 7, 2015, Aegon completed the sale of its 25.1% share in platform provider and discretionary fund manager Seven Investment Management (7IM) for GBP 19 million (EUR 26 million). This transaction has led to a net gain of GBP 7 million (EUR 10 million). 7IM was recorded as an associate in the books of Aegon.

2014

No divestments were completed in 2014.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 52	295

52 Group companies

Subsidiaries

The principle subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

◆	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States);

◆	Transamerica Casualty Insurance Company, Columbus, Ohio (United States);

◆	Transamerica Corporation, Wilmington, Delaware (United States);

◆	Transamerica Financial Life Insurance Company, Inc., Albany, New York (United States);

◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States);

◆	Transamerica Premier Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

◆	Aegon Bank N.V., The Hague;

◆	Aegon Hypotheken B.V., The Hague;

◆	Aegon Levensverzekering N.V., The Hague;

◆	Aegon Schadeverzekering N.V., The Hague;

◆	Aegon Spaarkas N.V., The Hague;

◆	Optas Pensioenen N.V., Rotterdam;

◆	TKP Pensioen B.V., Groningen;

◆	Unirobe Meeùs Groep B.V., The Hague;

◆	Aegon PPI B.V., The Hague;

◆	Cappital Premiepensioeninstelling B.V., Groningen.

United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;

◆	Scottish Equitable plc, Edinburgh.

Central & Eastern Europe

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Hungary);

◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Poland);

◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna (Poland);

◆	Aegon Emeklilik ve Hayat A.S. (Turkey);

◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private A.S. (Romania);

◆	Aegon Pojištovna, a.s. (Czech Republic);

◆	Aegon Životná poist’ovňa, a.s. (Slovakia);

◆	Aegon, d.s.s., a.s. (Slovakia).

Spain & Portugal

◆	Aegon España S.A.U., Madrid;

◆	Aegon Administracion y Servicios A.I.E., Madrid;

◆	Aegon Activos A.V., S.A., Madrid.

Asia

◆	Transamerica Life (Bermuda) Ltd., Hamilton, Bermuda.

Asset Management

◆	Aegon Asset Management Holding B.V., The Hague;

◆	Kames Capital Holdings Ltd, Edinburgh;

◆	TKP Investments B.V., Groningen

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

296	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 52

Joint ventures

The principal joint ventures are listed by geographical segment.

Americas

◆	Akaan-Aegon, S.A.P.I. de C.V., Mexico City (Mexico), (99.99%).

The Netherlands

◆	AMVEST Vastgoed B.V., Utrecht (50%), property management and development.

Spain & Portugal

◆	Aegon Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain), (51%);

◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal), (51%);

◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal), (51%);

◆	Aegon Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain), (51%);

◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain), (50%).

Asia

◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China), (49%);

◆	Aegon Sony Life Insurance Co, Tokyo (Japan), (50%);

◆	Aegon-THTF Life Insurance Company Ltd, Shanghai (China), (50%);

◆	SA Reinsurance Ltd, Hamilton (Bermuda), (50%).

Refer to note 26 Investments in joint ventures for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment.

Americas

◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil), (50%).

The Netherlands

◆	N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague, (33.3%).

United Kingdom

◆	Tenet Group Limited, Leeds, (22%).

Asia

◆	Aegon Life Insurance Company, Mumbai (India), (49%).

Asset Management

◆	La Banque Postale Asset Management, Paris (France), (25%).

Refer to note 27 Investments in associates for further details on these investments.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 53	297

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

On June 6, 2016 Aegon N.V. repurchased 17,324,960 Common Shares B from Vereniging Aegon for the amount of EUR 1,968,332, being 1/40th of the Value Weight Average Price of the common shares of the 5 trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

On May 19, 2016 Aegon N.V. repurchased 13,450,835 Common Shares from Vereniging Aegon for the amount of EUR 58 million being the Value Weight Average Price of the common shares of the 5 trading days preceding this transaction, as part of the EUR 400 million Share Buy Back program, initiated by Aegon N.V. in January 2016 to neutralize the dilutive effect of the cancellation of Aegon N.V.’s preferred shares in 2013. Also the amount of EUR 58 million is 14.5% of EUR 400 million, which percentage is equal to the percentage of shares held by Vereniging Aegon in the total number of outstanding and voting shares Aegon N.V. at the time of this transaction.

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

Remuneration of members of the Management Board

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, the CEO’s of Aegon USA, Aegon the Netherlands, Aegon UK and Aegon Central & Eastern Europe, and Aegon’s Chief Risk Officer. In August 2016 the Management Board was expanded with four positions. Positions added were CEO Asset Management, Chief Technology Officer, Global Head HR and General Counsel which increased the total remuneration for 2016. The total remuneration for the members of the Management Board over 2016 was EUR 18.6 million (2015: EUR 15.2 million; 2014: EUR 14.9 million), consisting of EUR 7.0 million (2015: EUR 6.3 million; 2014: EUR 5.1 million) fixed compensation, EUR 6.4 million variable compensation awards (2015: EUR 4.9 million; 2014: EUR 5.2 million), EUR 1.9 million (2015: EUR 1.6 million; 2014: EUR 2.0 million) other benefits and EUR 3.4 million (2015: EUR 2.5 million; 2014: EUR 2.6 million) pension premiums. Amounts are reflective of time spent on the Management Board.

Expenses as recognized under IFRS in the income statement for variable compensation and pensions differ from the variable compensation awards and pension premiums paid due to the accounting treatment under respectively IFRS 2 and IAS 19. IFRS expenses related to variable compensation amounted to EUR 6.0 million (2015: EUR 5.0 million; 2014: EUR 5.6 million) and EUR 3.2 million (2015: EUR 3.4 million; 2014: EUR 2.0 million) for pensions. Total IFRS expenses for the members of the Management Board over 2016 was EUR 18.7 million (2015: EUR 16.8 million; 2014: EUR 15.1 million). The amount is reflective of time spent on the Management Board.

298	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 53

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ’000, except where indicated otherwise).

Remuneration of members of the Executive Board

The information below reflects the compensation and various related expenses for members of the Executive Board. Mr. Button stepped down as CFO and member of Aegon’s Executive Board with effect from December 1, 2016. Amounts and numbers are disclosed for the period Mr. Button has been part of the Executive Board and are reflective of his time with Aegon till December 1, 2016. Mr. Button has not received any severance payments. Previously allocated but not yet paid out variable compensation for Mr. Button will vest according to the regular and agreed schedule and conditions (including customary claw back provisions).

Under the current remuneration structure, rewards are paid out over a number of years, or in the case of shares, vest over a number of years. This remuneration structure has made it more relevant to present rewards earned during a certain performance year instead of what was received in a certain year.

Fixed compensation

In EUR thousand	2016	2015	2014
Alex Wynaendts	1,269	1,154	1,154
Darryl Button 1)	933	991	753
Total fixed compensation	2,202	2,145	1,907

[1]	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Fixed compensation is disclosed for the period in the year 2016 that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon until December 1, 2016. In his position as CFO and member of Aegon’s Executive Board Mr. Button earned in 2016 an annual base salary of USD 1.1 million (2015: USD 1.1 million; 2014: USD 1.0 million). Amounts in the table are based on USD, converted to EUR, based on annual average exchange rate and reflective of time in service.

Conditional variable compensation awards

In EUR thousand	2016	2015	2014
Alex Wynaendts	1,044	923	913
Darryl Button 1)	747	784	600
Total conditional variable compensation awards	1,791	1,707	1,513

[1]	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon until December 1, 2016. Amounts are based on USD, converted to EUR, based on annual average exchange rates.

The amounts in the table represent the conditional variable compensation awards earned during the related performance year. Expenses recognized under IFRS accounting treatment in the income statement for conditionally awarded cash and shares differ from the awards. For the performance year 2016 and previous performance years, expenses under IFRS for Mr. Wynaendts amounted to EUR 956 (2015: EUR 900; 2014: EUR 958).

For Mr. Button, the expenses under IFRS with regard to conditionally awarded cash and shares recognized in the income statement during the performance year 2016 for his role as CFO and member of Aegon’s Executive Board amounted to EUR 709 (2015: EUR 683; 2014: EUR 466). Expenses related to conditional variable compensation awards are recognized in full at retirement date. Therefore, expenses under IFRS in 2016 for Mr. Button relate to the conditional variable compensation awards for the performance year 2016 as well as for previous performance years. Expenses recognized in the income statement for Mr. Button amount to EUR 1,237 (2015: EUR 995, 2014: EUR 719). The vesting conditions and applicable holding periods for the awards of Mr. Button remain nevertheless unchanged.

2016

Over the performance year 2016, Mr. Wynaendts was awarded EUR 1,044 in total conditional variable compensation. Mr. Button was awarded EUR 747.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2016, 40% is payable in 2017. Accordingly, Mr. Wynaendts and Mr. Button will receive a cash payment of EUR 209 and EUR 149 respectively. The number of shares to be made available in 2017 relating to performance year 2016 is 40,722 and 29,614 for Mr. Wynaendts and Mr. Button respectively. The vested shares, less the number of shares to cover for the payment of

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 53	299

any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2016 (60%), for Mr. Wynaendts EUR 313 and 61,083 shares and for Mr. Button EUR 224 and 44,424 shares, is to be paid out in equal portions in 2018, 2019 and 2020, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

2015

Over the performance year 2015, Mr. Wynaendts was awarded EUR 923 in total conditional variable compensation. Mr. Button was awarded EUR 784.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2015, 40% is payable in 2016. Accordingly, Mr. Wynaendts and Mr. Button will receive a cash payment of EUR 185 and EUR 157 respectively. The number of shares to be made available in 2016 relating to performance year 2015 is 30,219 and 23,621 for Mr. Wynaendts and Mr. Button respectively. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2015 (60%), for Mr. Wynaendts EUR 277 and 45,330 shares and for Mr. Button EUR 235 and 35,433 shares, is to be paid out in equal portions in 2017, 2018 and 2019, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

2014

Over the performance year 2014, Mr. Wynaendts was awarded EUR 913 in total conditional variable compensation. Mr. Button was awarded EUR 600.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2014, 40% was payable in 2015. Accordingly, Mr. Wynaendts and Mr. Button received a cash payment of EUR 183 and EUR 120 respectively. The number of shares made available in 2015 relating to performance year 2014 was 27,105 and 17,302 for Mr. Wynaendts and Mr. Button respectively. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2014 (60%), for Mr. Wynaendts EUR 274 and 40,656 shares and for Mr. Button EUR 180 and 25,956 shares, is to be paid out in equal portions in 2016, 2017 and 2018, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

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

300	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 53 is to be paid out in future years and subject to ex-post assessments, which may result in downward adjustments. In each of the years 2015, 2016 and 2017, equal portions of the deferred variable compensation over 2013 may be made available. Any payout will be split 50/50 in cash payment and an allocation of shares vesting. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

The table below illustrates all the conditionally awarded cash and shares of the members of the Executive Board, and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned:

	Conditional granted performance related remuneration	Timing of vesting, subject to targets and conditions
Shares by reference period		2014	2015	2016	2017	2018	2019	2020
Alex Wynaendts
2007	9,253 7)	-	-	9,253	-	-	-	-
20111)	34,608	17,304	17,304	-	-	-	-	-
20122)	97,665	32,555	32,555	32,555	-	-	-	-
20133)	104,904	41,961	20,981	20,981	20,981	-	-	-
20144)	67,761	-	27,105	13,552	13,552	13,552	-	-
20155)	75,549	-	-	30,219	15,110	15,110	15,110	-
20166)	101,805	-	-	-	40,722	20,361	20,361	20,361
Total number of shares	491,545	91,820	97,945	106,560	90,365	49,023	35,471	20,361
Darryl Button
20133)	47,862	19,146	9,572	9,572	9,572	-	-	-
20144)	43,258	-	17,302	8,652	8,652	8,652	-	-
20155)	59,054	-	-	23,621	11,811	11,811	11,811	-
20166)	74,038	-	-	-	29,614	14,808	14,808	14,808
Total number of shares	224,212	19,146	26,874	41,845	59,649	35,271	26,619	14,808
Jan J. Nooitgedagt
20111)	22,500	11,250	11,250	-	-	-	-	-
20122)	67,110	22,370	22,370	22,370	-	-	-	-
20133)	44,128	17,650	8,826	8,826	8,826	-	-	-
Total number of shares	133,738	51,270	42,446	31,196	8,826	-	-	-
Cash (in EUR)
Alex Wynaendts
2011	163,590	81,795	81,795	-	-	-	-	-
2012	305,304	101,768	101,768	101,768	-	-	-	-
2013	515,816	206,327	103,163	103,163	103,163	-	-	-
2014	456,643	-	182,656	91,329	91,329	91,329	-	-
2015	461,305	-	-	184,522	92,261	92,261	92,261	-
2016	522,060	-	-	-	208,824	104,412	104,412	104,412
Total cash	2,424,718	389,890	469,382	480,782	495,577	288,002	196,673	104,412
Darryl Button
2013	233,834	93,533	46,767	46,767	46,767	-	-	-
2014	300,120	-	120,048	60,024	60,024	60,024	-	-
2015	392,155	-	-	156,862	78,431	78,431	78,431	-
2016	373,368	-	-	-	149,347	74,674	74,674	74,674
Total cash	1,299,478	93,533	166,815	263,653	334,569	213,129	153,105	74,674
Jan J. Nooitgedagt
2011	106,360	53,180	53,180	-	-	-	-	-
2012	209,787	69,929	69,929	69,929	-	-	-	-
2013	216,980	86,792	43,396	43,396	43,396	-	-	-
Total cash	533,127	209,901	166,505	113,325	43,396	-	-	-

[1]	The number of shares is based on a volume weighted average price of EUR 4.727. After vesting a 3 year holding period applies to shares vested.
[2]	The number of shares is based on a volume weighted average price of EUR 3.126. After vesting a 3 year holding period applies to shares vested.
[3]	The number of shares is based on a volume weighted average price of EUR 4.917. After vesting a 3 year holding period applies to shares vested.
[4]	The number of shares is based on a volume weighted average price of EUR 6.739. After vesting a 3 year holding period applies to shares vested.
[5]	The number of shares is based on a volume weighted average price of EUR 6.106. After vesting a 3 year holding period applies to shares vested.
[6]	The number of shares is based on a volume weighted average price of EUR 5.128 After vesting a 3 year holding period applies to shares vested
[7]	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares vested in 2012 and 50% vested in 2016.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 53	301

Other benefits

In EUR thousand	2016	2015	2014
Alex Wynaendts	178	151	151
Darryl Button 1)	739	528	583
Total other benefits	917	679	734

1	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Other benefits are disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon December 1, 2016

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group. For Mr. Button, these benefits also include expenses related to his expatriation and commuter assignment from the United States to the Netherlands, borne by the Group.

Pension contributions

In EUR thousand	2016	2015	2014
Alex Wynaendts	2,047	1,219	1,728
Darryl Button 1)	375	215	177
Total pension contributions	2,422	1,434	1,905

1	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon until December 1, 2016

The amounts as presented in the table are the pension contributions in the related book year. The 2014 and 2016 contributions for Mr. Wynaendts to the Aegon pension funds reflect the increase to his fixed salary as well as the current low interest rates. Under IFRS, the service cost as recognized in the income statement related to the defined benefit obligation of Mr. Wynaendts amounted to EUR 1,666 (2015: EUR 1,962; 2014: EUR 951). Service cost for Mr. Button amounted to EUR 375 (2015: EUR 215; 2014: EUR 177).

Total

The total amount of remuneration, consisting of the fixed compensation, conditional variable compensation awards, other benefits and pension contributions, for Mr. Wynaendts related to 2016 was EUR 4,538 (2015: EUR 3,446; 2014: EUR 3,947) and for Mr. Button EUR 2,793 (2015: EUR 2,518; 2014: EUR 2,113). The remuneration of Mr. Button is charged from his home country to the Netherlands. These charges are subject to Dutch VAT, which is an expense for Aegon. The amount of VAT liable over 2016 is EUR 587 (2015: EUR 529, 2014: EUR 444). As a result of the termination of the Board membership of Mr. Button the Dutch government imposes a tax-levy. This additional employer wage tax is currently estimated at EUR 1,3941. The estimate is inclusive of previously allocated but not yet paid out variable compensation which will vest according to the regular and agreed schedule and conditions. A number of benefits previously granted will be forfeited by Mr. Button in 2017. The forfeited amount is currently estimated to be 1,175. The total remuneration for the members of the Executive Board over 2016 was EUR 7.3 million (2015: EUR 6.0 million; 2014: EUR 6.1 million). Total expenses recognized under IFRS accounting treatment in the income statement for Mr. Wynaendts related to 2016 was EUR 4,086 (2015: EUR 4,167; 2014: EUR 3,214) and for Mr. Button EUR 3,928 (2015: EUR 2,946; 2014: EUR 2,750). Total IFRS expenses for the members of the Executive Board over 2016 was EUR 8.0 million (2015: EUR 7.1 million; 2014: 6.0 million).

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2016 by Mr. Wynaendts amount to 401,948 (2015: 346,301). Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Mr. Button held 323,901 shares on December 1, 2016 (shares held on December 31, 2015: 162,469).

The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date.

At the reporting date, Mr. Wynaendts had no loans with Aegon (mortgage loan 2015: EUR 249,158). In 2016 Mr. Wynaendts made a repayment on the mortgage loan totalling EUR 249,158. No other outstanding balances such as guarantees or advanced payments exist.

1.	The additional employer wage tax is not included in the overall IFRS expenses.

302	Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 53

Remuneration of active and retired members of the Supervisory Board

In EUR	2016	2015	2014
Robert J. Routs	140,000	143,000	134,000
Robert W. Dineen (as of May 21, 2014)	115,000	121,000	70,125
Shemaya Levy	95,250	101,000	94,125
Ben J. Noteboom (as of May 20, 2015)	109,000	69,250	-
Ben van der Veer	109,000	115,000	104,125
Dirk P.M. Verbeek	111,000	112,125	92,000
Corien M. Wortmann-Kool (as of May 21, 2014)	90,000	96,000	55,250
Dona D. Young	113,000	121,000	118,000
Total for active members	882,250	878,375	667,625
Antony Burgmans (up to April 1, 2014)	-	-	15,000
Kornelis J. Storm (up to May 21, 2014)	-	-	33,750
Leo M. van Wijk (up to May 20, 2015)	-	38,625	86,000
Irving W. Bailey, II (up to May 20, 2016)	53,625	135,000	122,750
Total remuneration	935,875	1,052,000	925,125
VAT liable on Supervisory Board remuneration	196,534	220,920	194,276
Total	1,132,409	1,272,920	1,119,401

Aegon’s Supervisory Board members are entitled to the following:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings (2016: 8 meetings; 2015: 7 meetings; 2014: 7 meetings);
◆	An attendance fee of EUR 3,000 for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. There are no outstanding balances such as loans, guarantees or advanced payments

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2016	2015
Irving W. Bailey, II (up to May 20, 2016)	-	31,389
Robert W. Dineen	10,000	-
Ben J. Noteboom	23,500	23,500
Ben van der Veer	1,450	1,450
Dirk P.M. Verbeek	1,011	1,011
Dona D. Young	13,260	13,260
Total	49,221	70,610

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board.

Annual Report on Form 20-F 2016

Consolidated financial statements of Aegon N.V. Notes to the consolidated financial statements – Note 54	303

54 Events after the reporting period

On January 1, 2017, Aegon completed the acquisition of Cofunds, following regulatory approval.

The Hague, the Netherlands, March 22, 2017

Supervisory Board	Executive Board

Robert J. Routs	Alex Wynaendts
Robert W. Dineen
Shemaya Levy
Ben J. Noteboom
Ben van der Veer
Dirk P.M. Verbeek
Corien M. Wortmann-Kool
Dona D. Young

304	Financial statements of Aegon N.V.

Financial statements of Aegon N.V.

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Income statement of Aegon N.V.	305

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2016	2015
Income
Investment Income	3	121	161
Total revenues		121	161
Results from financial transactions	4	(68)	(33)
Total income		53	128

Charges
Commissions and expenses	5	68	57
Interest charges and related fees	6	106	134
Total charges		174	191

Income before tax		(121)	(63)
Income Tax	7	25	24
Income after tax		(96)	(38)
Net income/(loss) group companies		533	(394)
Net income / (loss)		437	(432)

306	Financial statements of Aegon N.V. Statement of financial position of Aegon N.V.

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2016	2015
Investments
Shares in group companies	8	22,219	23,992
Loans to group companies	9	4,123	4,529
		26,342	28,521

Receivables	10
Receivables from group companies		80	591
Other receivables		219	63
		299	654

Other assets
Cash and cash equivalents		879	309
Other	11	140	111
		1,019	420

Prepayments and accrued income
Accrued interest and rent		15	20
Total assets		27,675	29,615

Shareholders’ equity
Share capital	12	319	328
Paid-in surplus	13	7,873	8,059
Revaluation account	13	5,450	6,551
Remeasurement of defined benefit plans of group companies	13	(1,820)	(1,532)
Legal reserves – foreign currency translation reserve	13	1,316	1,264
Legal reserves in respect of group companies	13	1,169	1,048
Retained earnings, including treasury shares	13	5,776	7,154
Net income / (loss)	13	437	(432)
		20,520	22,441
Other equity instruments	14	3,797	3,800
Total equity		24,318	26,241

Subordinated borrowings	15	767	759

Long-term borrowings	16	1,832	1,458

Other liabilities	17
Short term deposits		128	125
Loans from group companies		62	360
Payables to group companies		140	337
Deferred tax liability		159	142
Other		242	165
		731	1,129
Accruals and deferred income		29	29
Total equity and liabilities		27,675	29,615

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 1	307

Notes to the financial statements

1 General information

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 29,000 people worldwide (2015: over 31,500).

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

2.2 Foreign exchange translation

Aegon N.V.‘s financial statements are prepared in euros, which is also Aegon N.V.‘s functional currency. The euro is also the currency of the primary economic environment in which Aegon N.V. operates. Each company in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the reporting date, monetary assets, monetary liabilities and own equity instruments in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, while assets carried at fair value are translated at the exchange rate when the fair value was determined.

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

Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized in equity.

308	Financial statements of Aegon N.V. Notes to the financial statements – Note 2

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). For quoted financial assets for which there is an active market, the fair value is the bid price at the reporting date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied, the discount rate is based on current market rates applicable to financial instruments with similar characteristics. The valuation techniques that include unobservable inputs can result in a different outcome than the actual transaction price at which the asset was acquired. Such differences are not recognized in the income statement immediately but are deferred. They are released over time to the income statement in line with the change in factors (including time) that market participants would consider in setting a price for the asset. Interest accrued to date is not included in the fair value of the financial asset.

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

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 2	309

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The unwinding of the discount of this component is recognized in the income statement. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. At initial recognition the equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using historical exchange rates.

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

2.11 Investment income

For interest-bearing assets, interest is recognized as it accrues and is calculated using the effective interest rate method. Investment income includes the interest income of intercompany loans and derivatives.

310	Financial statements of Aegon N.V. Notes to the financial statements – Note 3

2.12 Results from financial transactions

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

Other

In addition, results from financial transactions include net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities.

2.13 Interest charges and related fees

Interest charges and related fees includes interest expense on subordinated and long-term borrowings. Interest expense on these borrowings carried at amortized cost is recognized in profit or loss using the effective interest method

2.14 Contingent assets and liabilities

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

2.15 Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the reporting date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the reporting date.

Events that are indicative of conditions that arose after the reporting date are disclosed, but do not result in an adjustment of the financial statements themselves.

3 Investment income

Investment income consists of interest income of intercompany loans and interest income from derivatives.

	2016	2015
Interest income from intercompany loans	104	140
Interest income from derivatives	17	21
Total Investment Income	121	161

4 Results from financial transactions

	2016	2015
Results from financial transactions comprise:
Net fair value change of derivatives	(68)	(39)
Net foreign currency gains and (losses)	(2)	4
Net fair value change on borrowings and other financial liabilities	2	2
Total	(68)	(33)

Net fair value change of derivatives mostly comprises of Fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 5	311

5 Commissions and expenses

	2016	2015
Employee expenses	80	67
Administration expenses	73	57
Cost sharing	(85)	(67)
Total	68	57

6 Interest charges and related fees

	2016	2015
Subordinated borrowings	34	33
Borrowings	68	95
Other	4	6
Total	106	134

7 Income tax

	2016	2015
Current Tax
- Current Tax	25	14
- Adjustment to prior years	-	10
Income tax for the period (income) / charge	25	24

Reconciliation between standard and effective tax
Income before tax	(121)	(63)
Tax on IFRS income	30	16

Differences due to the effect of:
Non deductible expenses	(6)	(2)
Adjustment to prior years	-	10
Total	25	24

8 Shares in group companies

	2016	2015
At January 1	23,992	27,182
Capital contributions and acquisitions	210	394
Divestments and capital repayments	(895)	-
Dividend received	(181)	(2,570)
Net income / (loss) for the financial year	533	(393)
Revaluations	(1,440)	(620)
At December 31	22,219	23,992

For a list of names and locations of the most important group companies, refer to note 52 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

312	Financial statements of Aegon N.V. Notes to the financial statements – Note 9

9 Loans to group companies

	2016	2015
Loans to group companies – long-term
At January 1	3,137	3,874
Additions / (repayments)	(1,248)	(1,155)
Other changes	45	418
At December 31	1,934	3,137

Loans to group companies – short-term
At January 1	1,392	142
Additions / (repayments)	746	1,268
Other changes	51	(18)
At December 31	2,189	1,392
Total	4,123	4,529

10 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 219 million (2015: EUR 63 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

11 Other assets

Other assets include derivatives with positive fair values of EUR 135 million (2015: EUR 106 million).

12 Share capital

Issued and outstanding capital	2016	2015
Common shares	249	258
Common shares B	70	71
Total share capital	319	328

Authorized capital	2016	2015
Common shares	720	720
Common shares B	360	360
At December 31	1,080	1,080

Par value in cents per share	2016	2015
Common shares	12	12
Common shares B	12	12

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

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued and outstanding common shares B.

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 12	313

In 2016, Vereniging Aegon decided not to exercise its option rights to purchase common shares B, since its special cause voting rights at the time of the issuance of shares in connection with the Long Term Incentive Plans for senior management already exceeded 32.6% due to the execution of the EUR 400 million Share Buyback program. As a consequence, such issuance of shares would not result in dilution of Vereniging Aegon’s voting rights.

In 2015, Vereniging Aegon exercised its option rights to purchase in aggregate 3,696,440 common shares B at market value. It did this to prevent dilution caused by Aegon’s issuance of shares, in connection with the Long Term Incentive Plans for senior management.

The following table shows the movement during the year in the number of common shares:

Number of common shares (thousands)	2016	2015
At January 1	2,147,037	2,145,948
Dividend	10,629	1,089
Shares withdrawn	(83,117)	-
At December 31	2,074,549	2,147,037

The following table shows the movement during the year in the number of common shares B:

Number of common shares B (thousands)	2016	2015
At January 1	585,022	581,326
Shares issued	-	3,696
At December 31	585,022	585,022

The weighted average number of EUR 0.12 common shares for 2016 was 2,047,503,660 (2015: 2,102,813,138).

The weighted average number of EUR 0.12 common shares B for 2016 was 575,128,960 (2015: 583,607,720).

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

314	Financial statements of Aegon N.V. Notes to the financial statements – Note 13

13 Shareholders’ equity

	Share capital	Paid- in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2016	328	8,059	6,551	(1,532)	1,264	1,048	7,423	(269)	(432)	22,440

Net income 2015 retained	-	-	-	-	-	-	(432)	-	432	-
Net income 2016	-	-	-	-	-	-	-	-	437	437
Total net income / (loss)	-	-	-	-	-	-	(432)	-	869	437

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	16	52	-	-	-	-	68
Changes in revaluation subsidiaries	-	-	(1,090)	-	-	-	-	-	-	(1,090)
Remeasurement of defined benefit plans of group companies	-	-	-	(304)	-	-	-	-	-	(304)
Transfer to legal reserve	-	-	(11)	-	-	121	(97)	-	-	13
Other	-	-	-	-	-	-	(2)	-	-	(2)
Other comprehensive income / (loss)	-	-	(1,101)	(288)	52	121	(99)	-	-	(1,316)

Shares issued	1	-	-	-	-	-	-	-	-	1
Shares withdrawn	(10)	-	-	-	-	-	(372)	-	-	(382)
Dividend common shares	-	(186)	-	-	-	-	(304)	-	-	(490)
Dividend withholding tax reduction	-	-	-	-	-	-	(2)	-	-	(2)
Treasury shares	-	-	-	-	-	-	(106)	79	-	(27)
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(133)	-	-	(133)
Repurchased and sold own shares	-	-	-	-	-	-	(9)	-	-	(9)
At December 31, 2016	319	7,873	5,450	(1,820)	1,316	1,169	5,966	(190)	437	20,520

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 13	315

	Share capital	Paid-in surplus	Revaluation account	Remeasurement of defined benefit plans of group companies	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2015 (as previously stated)	327	8,270	8,335	(1,611)	(105)	2,542	5,761	(319)	757	23,957
Changes in accounting policies relating to Deferred cost of reinsurance	-	-	-	-	(9)	-	(109)	-	8	(110)
At January 1, 2015 (restated) 1)	327	8,270	8,335	(1,611)	(114)	2,542	5,652	(319)	765	23,847

Net income 2014 retained	-	-	-	-	-	-	765	-	(765)	-
Net income 2015	-	-	-	-	-	-	-	-	(432)	(432)
Total net income / (loss)	-	-	-	-	-	-	765	-	(1,197)	(432)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(86)	1,378	-	-	-	-	1,292
Changes in revaluation subsidiaries	-	-	(1,837)	-	-	-	-	-	-	(1,837)
Remeasurement of defined benefit plans of group companies	-	-	-	165	-	-	-	-	-	165
Transfer to legal reserve	-	-	53	-	-	(1,494)	1,433	-	-	(8)
Other	-	-	-	-	-	-	10	-	-	10
Other comprehensive income / (loss)	-	-	(1,784)	79	1,378	(1,494)	1,443	-	-	(378)

Shares issued	1	-	-	-	-	-	-	-	-	1
Dividend common shares	-	(211)	-	-	-	-	(292)	-	-	(503)
Dividend withholding tax reduction	-	-	-	-	-	-	1	-	-	1
Treasury shares	-	-	-	-	-	-	1	50	-	51
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(139)	-	-	(139)
Other	-	-	-	-	-	-	(8)	-	-	(8)
At December 31, 2015	328	8,059	6,551	(1,532)	1,264	1,048	7,423	(269)	(432)	22,441
[1]	Refer to note 2.1.2 Voluntary changes in accounting policies of the consolidated financial statements of Aegon N.V. for details about these changes.

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted for EUR 6,113 million (2015: EUR 7,613 million) of items with positive revaluation and for EUR 663 million of items with negative revaluation (2015: EUR 1,062 million).

316	Financial statements of Aegon N.V. Notes to the financial statements – Note 13

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

On the reporting date, Aegon N.V., and its subsidiaries held 48,780,045 of its own common shares (2015: 44,531,558) with a nominal value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Aegon N.V. held 17,324,960 of its own common shares B (2015: nil) with a nominal value of 0.12 each. Movements in the number of repurchased own shares held by Aegon N.V. were as follows:

	2016		2015
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	42,998	257	49,537	306

Transactions in 2016
Purchase: transactions, average price EUR 4.81	83,117	400
Sale: transactions, price average EUR 6.49	(6,153)	(40)
Sale: 1 transaction, price EUR 6.38	(20,137)	(129)
Purchase: transactions, average price EUR 3.51	29,259	103
Sale: 1 transaction, price EUR 5.11	(29,259)	(150)
Shares withdrawn: 1 transaction, price EUR 4.60	(83,117)	(382)
Purchase: transactions, average price EUR 3.84	30,765	118
Transactions in 2015:
Sale: 1 transaction, price EUR 7.24			(7,628)	(47)
Sale: 1 transaction, price EUR 6.62			(16,280)	(93)
Purchase: transactions, average price EUR 6.63			16,280	108
Sale: 1 transaction, price EUR 5.40			(19,047)	(123)
Purchase: transactions, average price EUR 5.28			20,137	106
At December 31	47,473	178	42,998	257

Furthermore Aegon repurchased 17,324,960 common shares B for EUR 0.11 each, representing a total amount of EUR 2 million.

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2016		2015
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	47,473	178	42,998	257
Held by subsidiaries	1,307	10	1,534	12
Common shares B
Held by Aegon N.V.	17,325	2	-	-
At December 31	66,105	190	44,532	269

The treasury shares B are held by Aegon N.V. and entail 17,324,960 shares with a total amount of EUR 2. There were no treasury shares B in 2015.

The consideration for the related shares is deducted from or added to the retained earnings.

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 14	317

14 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans	Non- cumulative subordinated notes	Total
At January 1, 2016	3,008	454	68	271	3,801
Shares granted / Share options cost incurred	-	-	13	-	13
Shares vested / Share options forfeited	-	-	(16)	-	(16)
At December 31, 2016	3,008	454	65	271	3,797

At January 1, 2015	3,008	454	94	271	3,827
Shares granted / Share options cost incurred	-	-	26	-	26
Shares vested / Share options forfeited	-	-	(53)	-	(53)
At December 31, 2015	3,008	454	68	271	3,800

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2016	2015
USD 500 million	6.50%	Quarterly, December 15	2017	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2017	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2017	402	402
USD 1 billion	6.375%	Quarterly, June 15	2017	821	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2017	950	950
EUR 200 million	6.0%	Annually, July 21	2017	200	200
At December 31				3,008	3,008

[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.
[3]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2016	2015
EUR 136 million	5.185% 1), 4)	Annual, October 14	2018	136	136

EUR 203 million	4.260% 2), 4)	Annual, March 4	2021	203	203

EUR 114 million	1.506% 3), 4)	Annual, June 8	2025	114	114
At December 31				454	454
[1]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[2]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[3]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015 and 1.506% until 2025.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

318	Financial statements of Aegon N.V. Notes to the financial statements – Note 15

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2016	2015
USD 525 million	8%	Quarterly, February 15	2017	271	271
At December 31				271	271

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

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in August 2017, or on any coupon payment date thereafter.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2016, the equity component amounted to EUR 271 million (2015: EUR 271 million), subordinated borrowings amounted to EUR 72 million (2015: EUR 65 million) and a deferred tax liability amounting to EUR 106 million (2015: EUR 105 million).

Refer to note 15 Subordinated borrowings for details of the component classified as subordinated borrowings.

15 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2016	2015
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	695	694
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2017	72	65
At December 31				767	759

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

Subordinated borrowings include a liability of EUR 72 million (2015: EUR 65 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 14 Other equity instruments.

Annual Report on Form 20-F 2016

Financial statements of Aegon N.V. Notes to the financial statements – Note 16	319

16 Long-term borrowings

	2016	2015
Remaining terms less than 1 year	500	-
Remaining terms 1 - 5 years	84	586
Remaining terms 5 - 10 years	-	-
Remaining terms over 10 years	1,248	872
At December 31	1,832	1,458

The repayment periods of borrowings vary from within one year up to a maximum of 25 years. The interest rates vary from 1.000% to 6.625% per annum. The market value of the long-term borrowings amounted to EUR 2,221 million (2015: EUR 1,821 million).

17 Other liabilities

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 233 million (2015: EUR 149  million).

18 Commitments and contingencies

Aegon N.V. entered into a contingent capital letter for an amount of JPY 6 billion (EUR 49 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2016, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,720 million (2015: EUR 3,750 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 104 million (2015: EUR 235 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2016 amounted to EUR 3,563 million (2015: EUR 3,467 million) as of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,505 million (2015: EUR 1,448 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 633 million (2015: EUR 615 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2016.

19 Number of employees

There were no employees employed by Aegon N.V. in 2016. Other than Mr. Wynaendts there were no employees employed by Aegon N.V. in 2015.

20 Accountants remuneration

	Total remuneration		Of which PricewaterhouseCoopers Accountants N.V. (NL)
	2016	2015	2016	2015
Audit	27	20	9	8
Other audit	3	2	1	-
Total	30	22	10	8

320	Financial statements of Aegon N.V. Notes to the financial statements – Note 21

21 Events after the reporting period

On January 1, 2017, Aegon completed the acquisition of Cofunds, following regulatory approval.

22 Proposal for profit appropriation

At the Annual General Meeting of Shareholders on May 19, 2017, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2016 of EUR 0.13 per common share and EUR 0.00325 per common share B. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 22, 2017, for the shares listed on the New York Stock Exchange and on May 23, 2017, for shares listed on Euronext. The record date for the dividend will be May 24, 2017. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 30, 2017 up to and including June 16, 2017. The dividend will be payable as of June 23, 2017.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 16, 2017 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 12, 2017 up to and including June 16, 2017.

	2016	2015
Final dividend on common shares	265	274
Earnings to be retained	172	(706)
Net income attributable to owners of Aegon N.V.	437	(432)

The Hague, the Netherlands, March 22, 2017

Supervisory Board	Executive Board

Robert J. Routs	Alex Wynaendts
Robert W. Dineen
Shemaya Levy
Ben J. Noteboom
Ben van der Veer
Dirk P.M. Verbeek
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2016

Other information Profit appropriation	321

Other information

Profit appropriation

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of Aegon N.V. The relevant provisions read as follows:

1.	The General Meeting of Shareholders will adopt the Annual Accounts;
2.	If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to augment and/or form reserves;
3.	The profits remaining after application of 2 above shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders;
4.	The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and common shares B;
5.	Distributions are made in accordance with the principle set forth in article 4 of the Articles of Association of Aegon N.V. that the financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share;
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
7.	The Company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

322	Other information Major shareholders

Major shareholders

General

As of December 31, 2016, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,074,548,842 common shares and 585,022,160 common shares B issued. Of the issued common shares, 47,473,325 common shares and 17,324,960 common shares B were held by Aegon as treasury shares and 1,306,720 treasury shares were held by its subsidiaries.

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

As of December 31, 2016, 286 million common shares were held in the form of New York Registry shares. As of December 31, 2016, there were approximately 17,870 record holders of Aegon’s New York Registry shares resident in the United States.

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

The purpose of the Association is a balanced representation of the direct and indirect interests of Aegon N.V. and of companies with which Aegon N.V. forms a group, of insured parties, employees, shareholders and other related parties of these companies. Influences that threaten the continuity, independence or identity of Aegon N.V., in conflict with the aforementioned interests will be resisted as much as possible.

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

Annual Report on Form 20-F 2016

Other information Major shareholders	323

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

In the years 2003 through 2012, 118,093,000 class B preferred shares were issued under these option rights and in 2013 purchased in aggregate 12,691,745 common shares B under its call option right.

On May 22, 2014, and with effect of May 21, 2014, Vereniging Aegon exercised its options rights to purchase in aggregate 2,320,280 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 21, 2014, in connection with the Long Term Incentive Plans for senior management. On January 1, 2015 Vereniging Aegon exercised its options rights to purchase in aggregate 9680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on January 1, 2015, in connection with the Long Term Incentive Plans for senior management. On May 21, 2015 Vereniging Aegon exercised its options rights to purchase in aggregate 3,686,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 21, 2015, in connection with the Long Term Incentive Plans for senior management. And on November 13, 2015, and with effect of November 13, 2015, Vereniging Aegon exercised its options rights to purchase in aggregate 760 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by a correction to Aegon’s issuance of shares on May 21, 2015, in connection with the Long Term Incentive Plans for senior management. On May 19, 2016 Aegon N.V. repurchased 13,450,835 Common Shares from Vereniging Aegon for the amount of EUR 58,000,000, being the Value Weight Average Price of the common shares of the 5 trading days preceding this transaction, as part of the EUR 400 million Share Buy Back program, initiated by Aegon N.V. in January 2016 to neutralize the dilutive effect of the cancellation of Aegon N.V.’s preferred shares in 2013. On June 6, 2016 Aegon N.V. repurchased 17,324,960 Common Shares B from Vereniging Aegon for the amount of EUR 1,968,332, being 1/40th of the Value Weight Average Price of the common shares of the 5 trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

Development of shareholding in Aegon N.V.

Number of shares	Common	Common B
At January 1, 2016	292,687,444	585,022,160
Sale of common shares	(13,450,835)	-
Sale of common shares B	-	(17,324,960)
At December 31, 2016	279,236,609	567,697,200

Accordingly, at December 31, 2016, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.4%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

324	Other information Major shareholders

At December 31, 2016, the General Meeting of Members of Vereniging Aegon consisted of 17 members. The majority of the voting rights is with the 16 members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The other member is from the Executive Board of Aegon N.V.

Vereniging Aegon has an Executive Committee consisting of seven members, six of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice Chairman. The other member is also a member of the Executive Board of Aegon N.V. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon N.V. at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon N.V., in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon N.V. Furthermore, the two members of the Executive Board of Aegon N.V., who are also members of the Executive Committee, have no voting rights on several decisions that relate to Aegon N.V., as set out in the Articles of Association of Vereniging Aegon.

Other major shareholders

“In this section below where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the US Securities and Exchange Commission (SEC) the terms “capital issued” and “votes” are used as defined in the Wet op het Financieel Toezicht.”

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, the US based investment management firm Dodge & Cox International Stock Fund holds a capital and voting interest in Aegon of over 5%.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at September 22, 2016, Dodge & Cox International Stock Fund stated to hold 134,654,439 common shares, which represent 5.1% of the capital issued and 5.1% of the votes as at December 31, 2016. On March 20, 2017, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 258,658,681 common shares, representing 9.7% of the issued capital, and has voting rights for 252,734,642 shares, representing 9.5% of the votes as at December 31, 2016. The SEC filing also shows that of this number of shares Dodge & Cox International Stock Fund holds 134,654,439 common shares, which represent 5.1% of the capital issued and 5.1% of the votes as at December 31, 2016. The remainder of the common shares registered in name of Dodge & Cox with the SEC are held by Dodge & Cox on behalf of its other clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

Based on its filing with the Dutch Autoriteit Financiële Markten as at December 29, 2016, BlackRock, Inc. stated to hold 80,649,787 shares as defined in the Wet op het Financieel Toezicht, representing 3.0% of the capital issued and 90,812,987 voting rights, representing 3.4% of the votes as at December 31, 2016.

The filing of Franklin Resources, Inc. (FRI), a US based investment management firm, with the SEC as at February 8, 2017, shows that FRI holds 150,157,500 common shares, representing 5.6% of the issued capital, and has voting rights for 139,607,593 shares, representing 5.2% of the votes as at December 31, 2016.

Annual Report on Form 20-F 2016

Other financial information Schedule I	325

Other financial information

Schedules to the financial statements

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2016
Amounts in million EUR	Cost1)	Fair value	Book value
Shares:

Available-for-sale	630	824	824
Fair value through profit or loss	451	490	490

Bonds:
Available-for-sale and held-to-maturity:
US government	11,452	11,990	11,990
Dutch government	4,164	5,374	5,374
Other government	11,788	12,865	12,865
Mortgage backed	10,099	10,396	10,396
Asset backed	6,568	6,592	6,592
Corporate	50,431	53,837	53,837
Money market investments	6,776	6,776	6,776
Other	1,019	1,206	1,206
Subtotal	102,298	109,036	109,036

Bonds:

Fair value through profit or loss	2,137	2,115	2,115

Other investments at fair value through profit or loss	2,535	2,536	2,536

Mortgages	33,696	38,499	33,696
Private loans	3,166	3,569	3,166
Deposits with financial institutions	129	129	129
Policy loans	2,207	2,207	2,207
Other	104	104	104
Subtotal	39,303	44,508	39,303

Real estate:
Investments in real estate		1,999	1,999
Total		161,508	156,303
[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

326	Other financial information Schedule II

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2016	2015

Investments

Shares in group companies	22,219	23,992
Loans to group companies	4,123	4,529
	26,342	28,521

Receivables

Receivables from group companies	80	591
Other receivables	219	63
	299	654

Other assets

Cash and cash equivalents	879	309
Other	140	111
	1,019	420

Prepayments and accrued income

Accrued interest and rent	15	20
Total assets	27,675	29,615

Shareholders’ equity
Share capital	319	328
Paid-in surplus	7,873	8,059
Revaluation account	5,450	6,551
Remeasurement of defined benefit plan of group companies	(1,820)	(1,532)
Legal reserves – foreign currency translation reserve	1,316	1,264
Legal reserves in respect of group companies	1,169	1,048
Retained earnings, including treasury shares	5,776	7,154
Net income / (loss)	437	(432)
	20,520	22,441
Other equity instruments	3,797	3,800
Total equity	24,318	26,241

Subordinated borrowings	767	759

Long-term borrowings	1,832	1,458

Other liabilities
Short term deposits	128	125
Loans from group companies	62	360
Payables to group companies	140	337
Deferred tax liability	159	142
Other	242	165
	731	1,129
Accruals and deferred income	29	29
Total equity and liabilities	27,675	29,615

Annual Report on Form 20-F 2016

Other financial information Schedule II	327

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2016	2015	2014
Net income/(loss) group companies	533	(394)	787
Other income/(loss)	(96)	(38)	(22)
Net income	437	(432)	766

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2016	2015	2014
Income / (loss) before tax	411	(454)	760
Adjustments	(231)	1,920	671
Net cash flows from operating activities	180	1,466	1,431
Net cash flows from investing activities	893	(5)	-
Issuance and repurchase of share capital	(623)	(213)	(199)
Dividends paid	(306)	(292)	(266)
Issuance, repurchase and coupons of perpetual securities	(140)	(148)	(1,344)
Issuance, repurchase and coupons of non-cumulative subordinated notes	(38)	(38)	(32)
Issuance and repurchase of borrowings	604	(1,115)	438
Net cash flows from financing activities	(503)	(1,806)	(1,402)
Net increase / (decrease) in cash and cash equivalents	570	(346)	29

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2016 from the Americas, asset management, Central & Eastern Europe and Spain & Portugal. Aegon spent EUR 0.2 billion on capital contributions.

Aegon received EUR 1.1 billion of dividends from its business units during 2015, almost all of which from the Americas. Aegon spent EUR 0.3 billion on capital contributions and acquisitions.

Aegon received EUR 1.1 billion of dividends from its business units during 2014, almost all of which from the Americas. Capital contributions of EUR 0.1 billion were paid to Aegon’s businesses.

328	Other financial information Schedule III

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2016
Americas	8,958	185,654	5,625	2,151	9,433
The Netherlands	84	63,526	59	977	2,491
United Kingdom	996	69,505	11	6	9,924
Central & Eastern Europe	71	1,905	18	75	578
Spain & Portugal	1	799	-	12	148
Asia	832	5,558	105	22	882
Holding and other activities	-	16	4	-	(2)
Total	10,942	326,964	5,822	3,244	23,453

2015
Americas	8,330	177,742	4,977	1,991	9,195
The Netherlands	97	59,779	108	1,316	2,947
United Kingdom	1,264	83,417	12	5	8,512
Central & Eastern Europe	84	1,890	15	70	642
Spain & Portugal	1	797	-	10	133
Asia	745	4,127	88	20	1,494
Holding and other activities	9	89	2	1	2
Total	10,530	327,841	5,202	3,414	22,925

2014
Americas	6,465	160,231	4,365	1,649	8,222
The Netherlands	114	61,458	117	1,275	4,716
United Kingdom	2,417	81,374	9	4	5,113
Central & Eastern Europe	113	2,084	13	75	678
Spain & Portugal	2	757	-	5	144
Asia	493	2,461	67	21	991
Holding and other activities	5	4	-	1	-
Total	9,610	308,369	4,572	3,029	19,864

The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Deferred policy acquisition costs also include deferred costs of reinsurance.

Annual Report on Form 20-F 2016

Other financial information Schedule III	329

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2016
Americas	3,711	8,913	576	3,438	6,824
The Netherlands	2,133	3,726	24	967	2,477
United Kingdom	1,661	12,618	148	518	9,331
Central & Eastern Europe	45	395	59	185	568
Spain & Portugal	36	143	-	90	143
Asia	196	130	31	111	927
Asset Management	-	-	-	138	-
Holding and other activities	6	3	-	66	7
Total	7,788	25,929	837	5,513	20,277

2015
Americas	3,672	8,240	593	3,357	6,643
The Netherlands	2,274	4,641	30	1,039	2,934
United Kingdom	2,331	11,541	319	588	8,038
Central & Eastern Europe	45	563	80	184	631
Spain & Portugal	34	151	-	74	128
Asia	165	119	30	128	1,564
Asset Management	-	-	-	117	-
Holding and other activities	4	2	3	57	7
Total	8,525	25,259	1,055	5,543	19,946

2014
Americas	3,309	5,954	448	2,790	5,614
The Netherlands	2,568	3,853	37	956	4,699
United Kingdom	2,077	7,064	193	628	4,686
Central & Eastern Europe	54	467	77	180	667
Spain & Portugal	36	161	-	65	142
Asia	101	81	9	100	1,044
Asset Management	-	-	-	89	-
Holding and other activities	4	-	2	54	2
Total	8,148	17,579	766	4,862	16,853

330	Other financial information Schedule IV

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2016
Life insurance in force	986,854	851,003	648,147	783,999	83%

Premiums
Life insurance	18,687	2,932	1,713	17,468	10%
Non-life insurance	3,046	244	7	2,808	0%
Total premiums	21,734	3,176	1,719	20,277	8%

For the year ended December 31, 2015
Life insurance in force	1,008,787	961,485	658,594	705,896	93%

Premiums
Life insurance	17,971	2,694	1,612	16,889	10%
Non-life insurance	3,332	286	11	3,057	0%
Total premiums	21,302	2,979	1,623	19,946	8%

For the year ended December 31, 2014
Life insurance in force	882,862	909,110	626,387	600,139	104%

Premiums
Life insurance	15,464	2,701	1,432	14,195	10%
Non-life insurance	2,965	310	4	2,658	0%
Total premiums	18,429	3,011	1,436	16,853	9%

Annual Report on Form 20-F 2016

Other financial information Schedule V	331

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2016	2015	2014
Balance at January 1	249	363	352
Addition charged to earnings	5	30	62
Amounts written off and other changes	(40)	(152)	(51)
Currency translation	1	8	-
Balance at December 31	215	249	363

The provisions can be analyzed as follows:
Mortgages	40	56	169
Other loans	97	86	80
Receivables	79	107	115
Total	215	249	363

332	Other financial information Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board, the Executive Board and Shareholders of Aegon N.V.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement, present fairly, in all material respects, the financial position of Aegon N.V. and its subsidiaries at December 31, 2016 and December 31, 2015 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedules on pages 325 to 331, present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework of 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 126. Our responsibility is to express opinions on these financial statements and on the financial statement schedules, and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

March 22, 2017

Annual Report on Form 20-F 2016

Additional information	333

Additional information

334	Additional information Compliance with regulations

Compliance with regulations

Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), which was signed into law on August, 10 2012, added a new subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires Aegon to disclose whether Aegon N.V. or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorization of the U.S. government.

The non-U.S. based subsidiaries of Aegon N.V. operate in compliance with applicable laws and regulations of the various jurisdictions where they operate, including applicable international laws and regulations.

Aegon maintained a limited number of individual personal pensions which were in-force during 2016 where the payer / beneficiary of the pension benefit is a party subject to relevant U.S. sanctions.

Aegon UK has a UK resident customer for whom one active Individual Personal Pension is held. The customer is a UK-based employee of an Iranian bank which appears on OFAC’s Specially Designated Nationals and Blocked Persons List with the identifiers of [SDGT], [IRAN], and [IFSR], and the Iranian bank makes contributions to the customer’s pension. The customer is not a Specially Designated National (SDN) and the Iranian bank does not own, benefit from, or have control over, the pension. All payments from the Iranian bank have been made in UK Pounds from a UK bank account. Her Majesty’s Treasury (HMT) have confirmed that this business activity falls within an acceptable exemption. Consequently, the pension remains active although the relationship is under close ongoing review. The monthly premium received during 2016 was GBP 796.39. Ten single additional premiums totalling GBP 5,351.39 were received between January and April 2016. At January 23 2017, the account value was GBP 4,3987.13. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be no greater than GBP 4,398.71.

Aegon UK also has six UK resident customers, each of whom has one active Individual Personal Pension with the same employer. The customers are UK-based employees of a British registered charity that appears on the SDN List with the identifier [SDGT], and the charity makes contributions to the pensions. The customers are not SDNs and the charity does not own, benefit from, or have control over, the pensions. All payments from the charity have been paid in UK Pounds from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. Consequently, the pensions remain active although the relationships are under close ongoing review. Individual Personal Pension #1 has a current value of GBP 7,820.61 as at January 23, 2017, and regular monthly contributions of GBP 69.41 are being received into this policy. Individual Personal Pension #2 has a current value of GBP 3,563.97 as at January 23, 2017, and regular monthly contributions of GBP 18.61 (gross) are being received into this policy. Individual Personal Pension #3 has a current value of GBP 168,152.37 as at January 23, 2017, and regular monthly contributions of GBP 527.91 (gross) are being received into this policy. Individual Personal Pension #4 has a current value of GBP 7,753.44 as at January 23 2017, and no further contributions are being received into this policy. Individual Personal Pension #5 has a current value of GBP 38,662.67 as at January 23, 2017, and no further contributions are being received into this policy. Individual Personal Pension #6 has a current value of GBP 7,312.46 as at January 23, 2017, and no further contributions are being received into this policy. The related annual net profit arising from these six contracts, which is difficult to calculate with precision, is estimated to be no greater than GBP 23,326.55.

Aegon Levensverzekering N.V. maintained a limited number of individual personal pensions and individual life investment linked insurance policies which were in-force during 2016 where the beneficiary of the pension policy and the beneficiary/payer of the individual life investment linked insurance policy is a party subject to relevant U.S. sanctions.

Aegon Levensverzekering N.V. has one Dutch resident customer for whom two active individual personal pension policies and one individual life investment linked insurance policy are held. This person is on the Foreign Sanctions Evaders List (“FSE List”) with Regard to Syria and is also listed on the Specially Designated Nationals and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 for engaging in conduct relating to the evasion of U.S. economic and financial sanctions with respect to Iran or Syria, which are identified, respectively, with the program tags [FSE-IR] and [FSE-SY]. Aegon Levensverzekering N.V. has one Dutch resident customer for whom two active individual personal pension policies and one individual life investment linked insurance policy are held. This person is on the Foreign Sanctions Evaders List (“FSE List”) with Regard to Syria and is also listed on the Specially Designated Nationals and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 for engaging in conduct relating to the evasion of U.S. economic and financial sanctions with respect to Iran or Syria, which are identified, respectively, with the program tags [FSE-IR] and [FSE-SY].

Annual Report on Form 20-F 2016

Additional information Compliance with regulations	335

The individual personal pension policies #1 and #2 are lifelong annuity plans which start at the retirement age of 65 (January 2023) The annual pensions benefits as of January 1st, 2023 for policy #1 will be EUR 560.64 gross per year and for #2 EUR 34.11 gross per year. The contributions into these policies ended in the 1980’s. The related annual net profit arising from these two contracts is negligible. The individual personal pension policies #1 and #2 are lifelong annuity plans which start at the retirement age of 65 (January 2023) The annual pensions benefits as of January 1st, 2023 for policy #1 will be EUR 560.64 gross per year and for #2 EUR 34.11 gross per year. The contributions into these policies ended in the 1980’s. The related annual net profit arising from these two contracts is negligible.

The individual life investment linked insurance policy has a current value of EUR 59,981 as at January 1st, 2017, and regular monthly contributions of EUR 198.60 are being received into this policy. All contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands and the individual is not subject to sanctions in the Netherlands or EU. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year. The individual life investment linked insurance policy has a current value of EUR 59,981 as at January 1st, 2017, and regular monthly contributions of EUR 198.60 are being received into this policy. All contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands and the individual is not subject to sanctions in the Netherlands or EU. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year.

336	Additional information Risk factors

Risk factors

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems and operational change management. Others, may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. These risks, whether internal or external, may affect the Company’s operations, its earnings, the value of its investments, or the sale of certain products and services. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose (part of) their investments. Additional risks of which Aegon is not presently aware could also affect its operations and share price. The business of a multinational insurance company such as Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight. The next two sections provide a description of risk factors relating to Aegon’s businesses and Aegon’s securities, including its common shares. The order in which the risk factors are presented is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

I - Risks relating to Aegon’s businesses

The following covers key risk factors that may affect Aegon’s businesses and operations, as well as other risk factors that are particularly relevant to Aegon in periods of significant economic uncertainty. Additional risks to which Aegon is subject include, but are not limited to, the factors mentioned under ‘Forward-looking statements’, and the risks of Aegon’s businesses described elsewhere in this Annual Report.

Risks related to the global financial markets and general economic conditions

Disruptions in the global financial markets and general economic conditions may affect, and could have materially adverse effects on Aegon’s businesses, results of operations, cash flows and financial condition.

Aegon’s results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which Aegon operates. Global financial markets have experienced extreme and unprecedented volatility and disruption over the last decade.

Such conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes, among other assets. Aegon may also experience a higher incidence of claims and unexpected policyholder behavior such as unfavorable changes in lapse rates. Aegon’s policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon’s businesses, results of operations, cash flows and financial condition, and Aegon cannot predict definitively whether or when such actions may occur.

Governmental action in the United States, the Netherlands, the United Kingdom, the European Union and elsewhere to address any of the above may impact Aegon’s businesses. Aegon cannot predict the effect that these or other government actions as well as actions by the ECB or the Federal Reserve may have on the financial markets or on Aegon’s businesses, results of operations, cash flows and financial condition.

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

Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can result in separate account losses, which increase the probability of future loss events. In the United States and the Netherlands separate account products can include guarantees which protect policyholders against some or all of the downside risks in their separate account portfolio. Reduced separate account values also decrease fee income and may accelerate DPAC amortization. Reconsideration of assumptions might also affect the DPAC amortization schedule. These factors may have a material adverse effect on Aegon’s results of operations and financial position.

Annual Report on Form 20-F 2016

Additional information Risk factors	337

Aegon’s investment portfolio contains, among other investments, Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. Especially in a weak economic environment Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

Equity market risk

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products, and the amount of assets under management.

Aegon and its customers run the risk that the market value of its equity investments declines. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in policyholders’ accounts for insurance and investment contracts (such as variable annuities, unit-linked products and mutual funds) where funds are invested in equities. Although most of the risk remains with the policyholder, guarantees within certain products may transfer some or all of this risk to Aegon. Lower investment returns also reduce the asset management fee that Aegon earns on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates. Hedging of exposures may change those effects significantly and equity hedges are used extensively to manage the equity market risk of variable annuity investment guarantees. Hedging programs are in place that are designed to manage the risks within the limits as defined as part of the financial risk management policies within Aegon group’s risk strategy. The actual impact of the hedging programs is dependent on the real time market movements of equity markets.

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of Aegon’s equity investments.

Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in the long and short term interest rates as well as to changes in the volatility of interest rates. In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses. These cash payments to policyholders also result in a decrease in total invested assets and net income. Early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income. Hedging against interest rate movements may change these effects significantly. Hedging programs are in place that are designed to manage the risks within the limits as defined as part of the financial risk management policies within Aegon group’s risk strategy. The actual impact of the hedging programs is dependent on the effectiveness of the design of those programs as well as real time movements of financial markets. If hedging programs are not effective, Aegon’s results of operation, cash flow and financial position could be materially and adversely affected.

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

338	Additional information Risk factors

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

Base interest rates set by central banks and government treasuries remain at or near the historically low or even negative levels, despite increases in market rates in the US later in 2016. Depending on economic developments going forward, interest rates at the shorter end of the curve may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could also further push down the longer end of the interest rate curve which could have significant implications for Aegon’s operations and financial results.

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate risk, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate risk, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks.

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in the notes to the consolidated statements, note 4 Financial risks, section ‘Interest rate risk’.

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

The sensitivity of Aegon’s net income and shareholders’ equity to foreign exchange translation risk is provided in the notes to the financial statements, note 4 Financial risks, section ‘Currency exchange risks’.

Liquidity risk

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner.

Aegon must maintain sufficient liquidity to meet short term cash demand under normal circumstances, as well as in crisis situations. Liquidity risk is inherent in much of Aegon’s businesses. Each asset purchased and liability sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. Aegon continued to maintain its reserves of cash and liquid assets in 2016. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

Annual Report on Form 20-F 2016

Additional information Risk factors	339

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

Underwriting risk

Underwriting risk relates to the products sold by Aegon insurance entities. The underwriting process requires, among others, the setting of assumptions. Aegon’s reported results of operations and financial condition may be affected by differences between actual claims experience and underwriting and reserve assumptions both due to incurred gains/ losses and from potential changes in best estimate assumptions that are used to value insurance liabilities.

There is a risk that the pricing of our products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and establishing the technical provisions for insurance liabilities. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing liabilities, which may reduce Aegon’s income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs should there be an expectation of unrecoverability. This may have a materially adverse effect on Aegon’s results of operations and financial condition.

Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality and morbidity) and expenses. For some product lines, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain other types of policies, such as annuity products, that are at risk if mortality decreases (longevity risk). For example, certain current annuity products, as well as products sold in previous years, have seen their profitability deteriorate as longevity assumptions have been revised upward. If the trend toward increased longevity persists, Aegon’s annuity products may continue to experience adverse effects due to longer expected benefit payment periods. Aegon is also at risk if expenses are higher than assumed.

The sensitivity of Aegon’s net income and shareholders’ equity to changes in various underwriting risks is provided in the notes to the consolidated financial statements, note 36 Insurance contracts.

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

340	Additional information Risk factors

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

Certain products, particularly our variable annuity products, include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be in excess of account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. As a result, a drop in equity markets, an increase in equity volatility, or lower interest rates could result in an increase in the valuation of Aegon’s liabilities associated with these products. An increase in these liabilities may decrease our net income. Aegon uses a variety of hedging and risk management strategies to mitigate these risks. However, these strategies may not be fully effective and hedging instruments may not fully offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Estimates and assumptions Aegon makes in connection with hedging activities may fail to fully reflect or correspond to the actual (longer term) exposure in respect of guarantees. Further, unexpected policyholder behavior may cause our hedging to be less effective. The above factors could have a material adverse effect on our results of operations, financial condition or liquidity.

Aegon may be unable to manage Aegon’s risks successfully through derivatives.

Aegon is exposed to changes in the fair value of Aegon’s investments, the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to Aegon in view of the stresses suffered by financial institutions and the volatility of interest rate, credit and equity markets. Aegon may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon’s ability to manage risks through derivatives may be negatively affected by the Dodd-Frank Act and legislative initiatives of the European Commission (EMIR and MIFIR), which provide for regulation of OTC derivatives markets. These regulations include mandatory trading of certain types of OTC derivative transactions on regulated trading venues and mandatory clearing of certain types of transactions through a central clearing organization. These regulations may limit Aegon’s ability to customize derivative transactions for its needs. Aegon may experience additional collateral requirements and costs associated with derivative transactions through these or other regulatory or taxation changes.

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

Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital, which may decrease Aegon’s returns on its products.

There may be increased regulatory requirements, resulting in more stringent supervision of insurers at the group or statutory company level by regulatory authorities in the jurisdictions in which Aegon’s subsidiaries are domiciled and operate. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition. The European Union (which has already adopted Solvency II), the National Association of Insurance Commissioners’ (NAIC) in the US or US state regulators may adopt revisions to applicable risk based capital formulas, local regulators in other jurisdictions in which Aegon’s subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s insurance subsidiaries.

Annual Report on Form 20-F 2016

Additional information Risk factors	341

An important example of increased regulatory requirements for insurers originates from the European Commission’s Solvency II Directive, which became effective on January 1, 2016, and which imposes, among other things, substantially greater quantitative and qualitative capital requirements on some of Aegon’s businesses and at the Group level, as well as supervisory and disclosure requirements, and may impact the structure, business strategies, and profitability of Aegon’s insurance subsidiaries and of the Group. Some of Aegon’s competitors, who are headquartered outside the European economic area may not be subject to Solvency II requirements and may thereby be better able to compete against Aegon, particularly in Aegon’s businesses in the United States and Asia. In particular, the manner in which Aegon’s United States and Asia insurance businesses are taken into account in the Solvency II group solvency calculation, may have a significant impact on the group’s capital position. In that context, the opinion published by EIOPA on January 27, 2016 regarding the application of a combination of accounting methods for the group solvency calculation has offered important additional guidance to Aegon that may help to determine its group solvency position under Solvency II. As is generally the case with respect to the interpretation of regulatory requirements, in the future this guidance may change, which may have, depending on the nature of the change, a significant effect on the outcome of the group solvency calculation.

In the United States, the National Association of Insurance Commissioners (NAIC) has taken an initiative to better align the Risk-Based Capital charges with the appropriate risk for invested assets. This may lead to higher risk charges for such assets.

Furthermore, the NAIC Model Regulation entitled ‘Valuation of Life Insurance Policies,’ commonly known as Regulation XXX, requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, Actuarial Guideline XXXVIII, commonly known as AG38, intended to clarify the regulation on valuation of life insurance policies, requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of Aegon’s newly issued term and universal life insurance products in the United States are affected by Regulation XXX and AG38, respectively.

Subsequently, the NAIC adopted regulations to monitor and provide transparency for insurer-affiliated captive reinsurers. Captive reinsurance structures have been used to manage “economically redundant” reserves for term and secondary guarantee universal life policies. It is anticipated that after the enactment of US principle-based reserves, effective January 1, 2017 for new business, new captive reinsurance structures may not be required for these term and secondary guarantee universal life products. The new reserves requirements for US life insurance products are intended by regulators to represent a more economically supported view of the resources required to honor the promises to policyholders. For existing business held in a captive Aegon may continue to be subject to the risks of adverse publicity and changes in regulations related to captive reinsurance.

In addition, the NAIC is reviewing the use of captives for variable annuity business and is considering actuarial and accounting changes for variable annuities. Aegon utilizes variable annuity captives to align its hedging strategy with capital requirements for a closed block of variable annuities. The NAIC also continues to consider changes to corporate governance and insurers’ use of captives.

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

As a further example, Aegon and the Aegon Group may be impacted by further changes to the capital adequacy requirements it is subject to as a result of the development of the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame), which is a set of international regulatory standards focusing on the effective group-wide supervision of internationally active insurance groups, and particular requirements or standards that may be imposed on global systemically important insurers

(G-SIIs) in the future. As of November 3, 2015 Aegon is classified as a G-SII. This qualification is reviewed by the Financial Stability Board yearly. If Aegon remains a G-SII, it may be required as per January 2019, to maintain additional capital in the form of Higher Loss Absorbing Capacity (HLA), in addition to a Basic Capital Requirement (BCR), which is currently under development at international level by the International Association of Insurance Supervisors (IAIS). Only after the calibration of the BCR and HLA has been completed, it will be certain whether or not these requirements will result in more binding capital constraints than existing requirements, including Solvency II. In this respect, the development of ComFrame as well as the requirements or standards applicable to G-SIIs could lead to enhanced capital requirements applicable to internationally active insurance groups and/or G-SIIs that may require us to constrain our

342	Additional information Risk factors

ability to pay dividends, repurchase own shares or engage in other transactions that affect capital and/or could adversely affect the ability to compete with other insurers that are not subject to those capital requirements. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees, may increase the cost to Aegon of offering certain products, which could require Aegon to raise prices on those products, reduce the amount of risk Aegon takes on or stop offering certain products. Furthermore, Aegon may consider structural and other business alternatives in light of its G-SII designation, of which the impact on shareholders cannot be predicted.

Regulatory restrictions and failure to comply with regulations may impact Aegon’s ability to do business, its financial position or financial results.

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

Claims-paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or a change in outlook indicating the potential for such a downgrade) of Aegon or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. These withdrawals may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause Aegon to accelerate amortization of deferred policy acquisition costs (DPAC), reducing net income.

Aegon has experienced downgrades and negative changes to its outlook in the recent past, and may experience rating and outlook changes in the future. For example, in April 2016 Moody’s placed Aegon N.V.’s holding company rating on negative outlook and in August 2016, Fitch downgraded Aegon N.V.’s holding company and operating company ratings (Aegon Bank N.V. was affirmed) and changed the outlook from negative to stable. In February 2017, S&P Global affirmed Aegon N.V.’s holding company and operating company ratings, while revising the outlook from stable to negative. A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. A downgrade of Aegon’s credit ratings may also further affect our liquidity position through increased collateral requirements for our hedging and derivative transactions, and may affect our ability to obtain reinsurance contracts at reasonable prices or at all. This would have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision, specific to these businesses. The primary purpose of such regulation is to protect clients of these operating companies, (e.g. policyholders), not holders of Aegon capital securities. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, profitability of its businesses and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than currently the case, such as with regard to the calculation of capital needs, treatment of own funds, rules or guidance with respect to the modelling of insurance, investment and other risks.

Annual Report on Form 20-F 2016

Additional information Risk factors	343

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides for comprehensive changes to the regulation of financial services in the United States by granting existing and newly-created government agencies and bodies (for example the Federal Reserve Board, Commodity Futures Trading Commission, Securities and Exchange Commission and the newly-created Financial Stability Oversight Council) authority to promulgate new financial regulations applicable to bank and non-bank financial institutions. The regulatory changes include or may include capital standards and prudential standards for non-bank companies deemed to be systemically important financial institutions (SIFIs) that are more stringent than the standards applicable to non-SIFIs. Aegon has not been designated a SIFI in the United States. In addition, US State financial services regulators may develop capital, accounting and solvency regulatory standards for internationally active insurance groups (IAIGs). The current US administration announced plans to review aspects of the Dodd-Frank Act. This review may result in changes in laws and regulations that may impact US or global operations.

In November 2010, the G20 endorsed a policy framework to address the systemic and moral hazard risks associated with SIFIs, and initially in particular global SIFIs (G-SIFIs). On July 18, 2013, the International Association of Insurance Supervisors (IAIS) published a methodology for identifying global systemically important insurers (G-SIIs), and a set of policy measures that will apply to them. The IAIS has published a revised assessment methodology in June 2016. This revised methodology was employed by the IAIS in the 2016 designation update. The policy measures include recovery and resolution planning requirements, liquidity and systemic risk management planning and enhanced group-wide supervision, including direct powers over holding companies and higher loss absorbency requirements (HLA). The HLA builds on the IAIS Basic Capital Requirements (BCR) and addresses additional capital requirements for G-SIIs reflecting their systemic importance in the international financial system. Additionally, certain aspects of the HLA relate to requirements applicable to other regulated financial sectors for which capital rules already exist. HLA requirements will need to be met by the highest quality capital. In November 2013, the FSB identified an initial list of 9 G-SIIs to which the policy measures above should apply. The group of G-SIIs is updated annually and published by the FSB each November based on new data. Aegon was added to this list in November 2015 and reconfirmed in November 2016 and as a consequence has also become subject to the policy measures described above. The HLA requirements will apply to Aegon, assuming it will continue to be a G-SII when HLA requirements are finalized, which is planned for January 2019. The development of the BCR is the first step and the development of the HLA is the second step in the IAIS project to develop group-wide global capital standards. The third step is the development of a risk based group-wide global Insurance Capital Standard (ICS), due to be completed by 2019 and to be applied to IAIGs. The development of the ICS will be informed by the work on the BCR. When finalized, the ICS will replace the BCR as foundation of the HLA. The IAIS indicates that, because of the interlinkage between the BCR and HLA, the calibration may be modified depending on the HLA requirements. The IAIS currently expects that the HLA will initially be based on the BCR, but will be later based on the ICS. The exact timing of the transition from BCR to ICS will depend on the adoption of the ICS by the IAIS and time needed to develop and implement the framework in the relevant jurisdictions. The internationally developed BCR and HLA currently are calculated using different (criteria and) methodologies than EU Solvency II capital requirements. Only after the calibration of the BCR and HLA has been completed will Aegon be able to determine whether or not these requirements will result in more binding capital constraints than existing requirements, including Solvency II.

An important effect of the Dodd-Frank Act on Aegon USA is the derivatives reform aspect, which aims to increase transparency of derivatives use and reduce systemic risk. Aegon USA entities are considered to fall into Category 2 under the regulations and are therefore required to clear derivative transactions. In addition, Aegon USA has reporting, initial margin and variation margin obligations under the Dodd-Frank Act and associated regulations. However, Aegon cannot predict how the regulations (and any potential amendments thereto) will further affect financial markets generally or Aegon’s business, financial condition or results of operations. The new US administration recently announced a review of the Dodd-Frank Act that may result in changes to the regulations.

In the United States, the Patient Protection and Affordable Care Act (PPACA) was enacted in 2011 and upheld, with the exception of the Medicaid expansion mandate, by the US Supreme Court in 2012. PPACA significantly changed the regulation of health insurance in the United States, including in certain respects the regulation of supplemental health insurance products. The current US Presidential administration and US Congress are considering reform of the PPACA which will likely result in changes in laws or regulations that may impact US health insurance industry. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of these changes may significantly impact Aegon USA’s supplemental health insurance products business. The extent of the expected changes or impact on Aegon USA’s supplemental health insurance business cannot be determined at this time.

344	Additional information Risk factors

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

The United States Department of Labor (DOL) issued a “Conflict of Interest” or “Fiduciary” rule in April 2016 (the “DOL Rule”) that substantially broadens the definition of “fiduciary” with respect to retirement savings and investment plans and products (“qualified assets”). The final rule would, with limited exemptions and carve-outs, make agents and brokers who provide recommendations on qualified assets, subject to a best interest/fiduciary standard.

If implemented as promulgated in April 2016, the DOL Rule could have a material adverse impact from a prospective sales perspective both as to Aegon Americas’ retirement plan and annuity businesses, and could create other challenges to the operating model of these businesses. On February 3, 2017, the US President called for a review of the DOL Rule that may result in changes to the regulations. The results of the review and the impact to Aegon America’s retirement plan and annuity business will not be known until late in 2017.

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

It is possible that the euro may be abandoned as a currency in the future by countries that have already adopted its use. This may lead to the re-introduction of individual currencies in one or more European Monetary Union member states, or in more extreme circumstances, the dissolution of the European Monetary Union. It is not possible to predict the effect on the European and global economies of a potential dissolution of the European Monetary Union or the exit of one or more European Union member states from the European Monetary Union. Any such event may have a materially adverse effect on Aegon’s future financial condition and results of operations.

The United Kingdom (UK) leaving the European Union (‘Brexit’), potentially followed by more countries, may affect Aegon’s results and financial condition.

On June 23, 2016 the United Kingdom voted in a national referendum to withdraw from the European Union. The United Kingdom is expected to formally serve notice to the European Council of its desire to withdraw but there remains uncertainty regarding this process. The implications of such a ‘Brexit’ remain unclear, with respect to the European integration process, the relationship between the UK and the European Union, and the impact on economies and businesses. Aegon could be adversely impacted by related market developments such as increased exchange rate movements of the GBP versus the Euro and higher financial market volatility in general

Annual Report on Form 20-F 2016

Additional information Risk factors	345

due to increased uncertainty, any of which could reduce the value or results of Aegon’s operations in the United Kingdom. Aegon could also be adversely impacted should a ‘Brexit’ result in the UK moving away from agreed and implemented EU legislation like, but not limited to, Solvency II regulations.

More countries could potentially follow the UK in leaving the European Union. This could also result in the mentioned possible abandonment of the euro currency by one or more countries. The topic could be raised in elections and referenda. In 2017 elections will take place in France, Germany and the Netherlands, among others. Any uncertainty, volatility or negative impacts created by these political events could have a material adverse effect on Aegon’s results of operations, cash flows or financial position.

Risks related to the Dutch Intervention Act

In June 2012, the Dutch Intervention Act (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Dutch Intervention Act grants far-reaching new powers to the Dutch Central Bank (De Nederlandsche Bank N.V., DNB) and the Dutch Minister of Finance to intervene in situations where an institution, including a financial group such as Aegon, faces financial difficulties or where there is a serious and immediate risk to the stability of the Dutch financial system caused by an institution in difficulty. The Dutch Intervention Act has been amended in respect of, inter alia, banks as a result of the entry into force of the EU Directive on the recovery and resolution of credit institutions and investments firms, which was approved by the European Parliament on 15 April 2014 and of which the final text was published in the Official Journal of the European Union on 12 June 2014 (the Bank Recovery and Resolution Directive). The Bank Recovery and Resolution Directive also contains provisions that apply to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors. Under the Dutch Intervention Act, substantial powers have been granted to DNB and the Dutch Minister of Finance enabling them to deal with ailing Dutch insurance companies as well as holding companies of insurance companies and financial conglomerates prior to insolvency. The measures allow them to commence proceedings which may lead to (a) the transfer of all or part of the business of an ailing insurance company to a private sector purchaser, (b) the transfer of all or part of the business of an ailing insurance company to a “bridge entity”, (c) the transfer of the shares in an ailing insurance company to a private sector purchaser or a “bridge entity”, (d) immediate interventions by the Dutch Minister of Finance concerning an ailing insurance company, and (e) public ownership (nationalisation) of (i) all or part of the business of an ailing insurance company or (ii) all or part of the shares or other securities issued by an ailing insurance company or its holding company. The Dutch Intervention Act also contains measures that limit the ability of counterparties to invoke contractual rights (such as contractual rights to terminate or to invoke a right of set-off or to require security to be posted) if the right to exercise such rights is triggered by intervention of DNB or the Dutch Minister of Finance based on the Dutch Intervention Act or by a circumstance which is the consequence of such intervention. There is a risk that the exercise of powers by DNB or the Dutch Minister of Finance under the Dutch Intervention Act could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. Furthermore, the terms of contracts, including debt obligations may be varied (e.g. the variation of maturity of a debt instrument). The Dutch Intervention Act and the Bank Recovery and Resolution Directive aim to ensure that financial public support will only be used as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. The Dutch Ministry of Finance is expected to publish a proposal of law in the first half of 2017 on recovery and resolution of insurers, and potentially other entities belonging to insurance groups, based in the Netherlands. If and when formally adopted, this act will replace and complement the provisions of the Dutch Intervention Act. The risks related to this new act are comparable to the risks described before in relation to the Dutch Intervention Act.

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

Aegon faces significant risks of litigation as well as regulatory investigations and actions relating to its and its subsidiaries’ insurance, pensions, securities, investment management, investment advisory and annuities businesses as well as Aegon’s corporate compliance, including compliance with employment, sanctions, anti-corruption and tax regulations.

Aegon subsidiaries regularly receive inquiries from local regulators and policyholder advocates in various jurisdictions, including the United States, the Netherlands, and the United Kingdom. Regulators may seek fines or penalties, or changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries. For example, in 2014 the UK Financial Conduct Authority fined Aegon GBP 8.3 million for past sales practices for accident insurance products sold through an affinity marketing unit, which was subsequently placed into runoff.

346	Additional information Risk factors

Insurance companies are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving issues such as employment or distribution relationships; operational controls and processes; environmental matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance. For example with respect to employment relationships, Aegon is defending a suit in the state of Georgia filed by self-employed independent insurance agents associated with one of Aegon’s financial marketing units who have claimed that they are, in fact, employees of the organization.

In addition, insurance companies are routinely subject to litigation, investigation and governmental review concerning product fees and costs, including transparency and adequacy of disclosure of initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements including payments or changes to business practices even if Aegon believes the underlying claims are without merit. Aegon and other US insurers have been sued for charging fees on products offered in 401(k) platforms which allegedly were higher than fees charged on other products available in the market. US insurers, including Aegon’s subsidiaries, have also been named in class action litigation relating to increases in monthly deductions made to universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. These cases are pending in the US federal district court for the Central District of California. In the Netherlands, unit linked products (‘beleggingsverzekeringen’) have been controversial and the target of litigation since 2005. Allegations include excessive cost, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon expects the claims and litigation on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in earlier litigation. Lawsuits have also been brought against providers of securities leasing products (‘aandelenlease producten’). Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products, was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a class action claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position. In Poland, owners of unit-linked policies filed claims in civil court against Aegon over fees payable upon purchase or surrender of the product. For reasons of commercial necessity as well as at the instigation of regulatory authorities, Aegon decided to modify the fee structure. Aegon faces a significant number of cases in Poland in which plaintiffs claim that these fees are not contractually supported.

Many of Aegon’s products are affected by fluctuations in equity markets as well as interest rate movements, which may prove to be volatile or disappointing to customers. Significant investment risks are often borne by the customer.

The existence of potential claims may remain unknown for long periods of time after the events giving rise to such claims. Determining the likelihood of exposure to Aegon and the extent of any such exposure may not be possible for long periods of time after Aegon becomes aware of such potential claims. Once litigation is initiated, it may be protracted and subject to multiple levels of appeal.

Aegon cannot predict the effect of litigation, investigations or other actions on its businesses or the insurance industry. In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under claims of bad faith, resulting in punitive or treble damages. Damages alleged may not be quantifiable or supportable, or may have no relationship to economic losses or final awards. Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon’s businesses, results of operations, cash flows and financial position.

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

Annual Report on Form 20-F 2016

Additional information Risk factors	347

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

Since 2005, Aegon’s financial statements have been prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity. New accounting standards that are likely to have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include but are not limited to IFRS 9 –Financial Instruments and IFRS 4 – Insurance contracts. On July 24, 2014, the IASB issued the fourth and final version of its new standard on financial instruments accounting - IFRS 9 Financial Instruments. Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, the IASB has issued an amendment related to IFRS 4 Insurance Contracts. The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts Standard. The amendments permit entities whose predominant activities are connected with insurance, to defer the application of IFRS 9 until 2021 (the ‘temporary exemption’); and permit all issuers of insurance contracts to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued (the ‘overlay approach’). Aegon has decided to make use of the ‘temporary exemption’ to defer the application of IFRS 9 until 2021, as it meets the underlying qualifying criteria for doing so. As Aegon is able to defer the application of IFRS 9 until 2021, the full impact of the standard is not yet clear, however an initial impact assessment resulted in the expectation that it will have a significant impact on shareholders’ equity, net result and/or other comprehensive income and disclosures. An implementation project will be combined with the implementation of the new insurance contracts Standard which is expected to be issued by the IASB in the first half-year of 2017.

Further details on IFRS 9 are provided in note 2.1.2 Future adoption of new IFRS accounting standards of the consolidated financial statements. During 2016, the IASB continued deliberations on its Exposure Draft Insurance Contracts that was published by the IASB in June 2013. The IASB’s project to replace IFRS 4 Insurance Contracts is at an advanced stage and a final standard may be published by the IASB mid 2017. However, the standard will not become effective before 2021. The proposed changes in the accounting for insurance contracts will have a significant impact on Aegon.

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

348	Additional information Risk factors

The US Government, as well as state and local governments, also considers from time to time tax law changes that may increase the amount of taxes that Aegon pays. For example, over the past several years members of the tax-writing committees in Congress have discussed and informally proposed significant changes to the computation of tax reserves, capitalized policy acquisition costs and the dividends received deduction available to life insurance companies. Congress has not, however acted on these proposals.

Changes in tax laws also include proposals that would limit the ability of companies to deduct third party and/or intragroup interest expense. Policymakers both at international level (OECD and EU) and national level (such as the US, UK and the Netherlands) have been or are (further) considering tax law changes that may impact the deductibility of interest expenses for companies.

Any changes in tax laws, interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws in all countries in which Aegon operates or invests, which affects Aegon’s products, may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Competitive factors may adversely affect Aegon’s market share.

Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by the ban on sales- based commissions in some countries. These competitive pressures may result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.

Adverse market and economic conditions can be expected to result in changes in the competitive landscape. Financial distress experienced by financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which Aegon operates may be affected by government-sponsored programs or actions taken in response to, for instance, dislocations in financial markets.

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

The failure of a sufficiently large and influential financial institution, or other market participant including a government issuer, may disrupt securities markets or clearance and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial or and administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.

Annual Report on Form 20-F 2016

Additional information Risk factors	349

Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market- wide liquidity problems and losses or defaults by Aegon or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with whom Aegon interacts on a daily basis and financial instruments of government in which Aegon invests. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

Aegon may be unable to retain personnel who are key to the business.

As a global financial services enterprise, Aegon relies, to a considerable extent, on the quality of local management in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among other things, on Aegon’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which Aegon operates is intense. Aegon’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is very much dependent on the competitiveness of the compensation package for employees in the market in which it competes. As a part of the governmental response in Europe and, to a certain extent, the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to give guidance or regulate the structure of remuneration for personnel, in particular senior management, with a focus on performance- related remuneration and limiting severance payments. With differences in interpretation of these regulations by local regulators on how the guidelines need to be applied, as well as to the question of whether they apply to insurance industries at all, these restrictions create an uncertain playing field and may adversely affect Aegon’s ability to compete for qualified employees, as well as Aegon’s ability to exchange employees between regions.

Reinsurers to whom Aegon has ceded risk may fail to meet their obligations.

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV of this Annual Report for a table showing life insurance in force amounts and premiums on a direct, assumed and ceded basis.

Reinsurance may not be available, affordable or adequate to protect Aegon against losses.

As part of Aegon’s overall risk and capital management strategy, Aegon purchases reinsurance for certain risks underwritten by Aegon’s various business segments. Market conditions beyond Aegon’s control determine the availability and cost of the reinsurance protection Aegon purchases. In addition, interpretations of terms and conditions may differ over time as contracts extend for decades. Accordingly, Aegon may be forced to incur additional expenses for reinsurance or may not be able to obtain or enforce sufficient reinsurance on acceptable terms, which may adversely affect Aegon’s ability to write future business and realize planned value for current business.

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

350	Additional information Risk factors

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

Aegon regularly develops new financial products to remain competitive in its markets and to meet the expectations of its customers. If customers do not achieve expected returns on those products, Aegon may be confronted with legal claims, advocate groups and negative publicity.

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

Operational risk is inherent in Aegon’s businesses and may manifest itself in many ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modelling errors, and/or internal and external fraud. These events may result in financial loss, harm Aegon’s reputation, or hinder Aegon’s operational effectiveness. Further, employee error, unethical behavior and/or misconduct may be difficult to prevent under all circumstances and may result in significant losses.

Annual Report on Form 20-F 2016

Additional information Risk factors	351

Aegon’s management maintains a well-controlled environment and sound (conduct) policies and practices to control these risks and keep operational risk at appropriate levels. Notwithstanding these control measures, however, operational risk is part of the business environment in which Aegon operates, and is inherent in Aegon’s size and complexity, as well as Aegon’s geographic diversity, and the scope of the businesses Aegon operates. Aegon’s risk management activities cannot anticipate every circumstance, and economic and financial outcome, or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third-party service providers are terminated, including contractual arrangements with providers of information technology, administrative or investment management services, Aegon may not be able to find an alternative provider on a timely basis or on equivalent terms. Aegon may incur significant losses due to these types of risks.

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

A breach of data privacy and security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established rules protecting the privacy and security of personal information. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the information of our clients and business partners. Aegon, and numerous of its systems, employees and business partners have access to, and routinely process, the personal information of consumers. Aegon relies on various processes and controls to protect the confidentiality of personal information and other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of a cybersecurity attack. If Aegon fails to maintain adequate controls or if Aegon or its business partners fail to comply with policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could materially damage Aegon’s reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations. In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations may also be imposed. Such limitations could have material impacts or Aegon’s business, financial conditions and/or results of operations.

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

352	Additional information Risk factors

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

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

◆	Investor perception of Aegon as a company;
◆	Actual or anticipated fluctuations in Aegon’s revenues or operating results;
◆	Announcements of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;
◆	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;
◆	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
◆	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;
◆	Potential litigation involving Aegon or the insurance industry in general;
◆	Changes in financial estimates and recommendations by securities research analysts;
◆	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
◆	The performance of other companies in the insurance sector;
◆	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;
◆	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
◆	News or analyst reports related to markets or industries in which Aegon operates; and
◆	General insurance market conditions.

Aegon and its significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

Aegon may decide to offer additional common shares in the future, for example, to strengthen Aegon’s capital position in response to regulatory changes or to support an acquisition.

In 2016, Vereniging Aegon entered into a three year term and revolving facilities agreement with a consortium of banks. Under this agreement, Aegon’s common shares in the possession of Vereniging Aegon are pledged to the consortium of banks. If Vereniging Aegon were to default under the facilities agreement in force at that time, the lenders may dispose of Aegon’s common shares held by them as collateral in order to satisfy amounts outstanding.

An additional offering of common shares by Aegon, the restructuring of Aegon’s share capital, the sales of common shares by significant shareholders or by lenders to Vereniging Aegon, or the public perception that an offering or such sales may occur, may have an adverse effect on the market price of Aegon’s common shares.

As of December 31, 2016, there were 2,047,548,842 common shares and 585,022,160 common shares B issued. Of these, Vereniging Aegon held 279,236,609 common shares and 567,697,200 common shares B. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their common shares at any time.

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

Annual Report on Form 20-F 2016

Additional information Risk factors	353

Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the General Meeting of Shareholders of Aegon N.V. on May 15, 2013. For details on the simplification of the corporate structure, please see the section Major shareholders at pages 322-324.

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

The simplification of the capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B is 1/40th of the financial rights attached to a common share. The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. Accordingly, at December 31, 2016, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.4%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months.

Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

◆	Adopting amendments to the Articles of Association;
◆	Adopting the Annual Accounts;
◆	Approving a consolidation or liquidation;
◆	Approving a tender offer, merger, sale of all or substantially all of the assets, or other business combination; and
◆	In particular, during the periods when Vereniging Aegon is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:
◆	Rejecting binding Supervisory Board nominations for membership to the Supervisory Board and Executive Board;
◆	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and
◆	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

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

354	Additional information Property, plant and equipment

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

Other principal offices owned by Aegon are located in The Hague, the Netherlands and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Leeuwarden), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Employees and labor relations

At the end of 2016, Aegon had 29,380 employees. Approximately 41% are employed in the Americas, 35% in Europe, 19% in Asia and 5% in Asset Management. Note that employees of the Holding are included in Europe.

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

Annual Report on Form 20-F 2016

Additional information Property, plant and equipment	355

A break-down of the number of employees is provided below:

	2016	2015	2014
Americas	11,943	12,701	12,865
The Netherlands	4,794	4,802	4,700
United Kingdom	2,673	2,478	2,644
Central & Eastern Europe	2,317	2,470	2,495
Spain & Portugal	600	534	433
Asia	5,579	7,163	4,189
Asset Management	1,474	1,382	1,276
	29,380	31,530	28,602
Of which Aegon’s share of employees in joint ventures and associates	5,944	7,499	4,429

See note 14 Commissions and expenses of the Notes to the consolidated financial statements of this Annual Report for a  description of employee expenses.

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

Holders of common shares historically have been permitted to elect to receive dividends, if any, in cash or in common shares. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. Aegon pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., Aegon’s NYSE paying agent, based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (“CEST”)) on the US-ex dividend day.

356	Additional information The offer and listing

The offer and listing

The principal market for Aegon’s common shares is Euronext Amsterdam. Aegon’s common shares are also listed on NYSE New York.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of Aegon’s common shares on Euronext Amsterdam and NYSE New York as reported by Bloomberg and is based on closing prices.

	Euronext Amsterdam (EUR)		NYSE New York (USD)
	High	Low	High	Low
2012	4.89	4.07	6.47	5.22
2013	6.86	4.23	9.48	5.76
2014	6.96	5.75	9.46	7.27
2015	7.70	4.87	8.35	5.41
2016	5.65	3.01	6.09	3.37

2014
First quarter	6.96	6.23	9.46	8.39
Second quarter	6.77	6.13	9.32	8.44
Third quarter	6.64	5.75	9.02	7.68
Fourth quarter	6.61	5.83	8.27	7.27

2015
First quarter	7.70	5.87	8.35	6.97
Second quarter	7.65	6.37	8.22	7.24
Third quarter	7.22	4.87	7.93	5.51
Fourth quarter	5.94	4.93	6.38	5.41

2016
First quarter	5.65	4.04	6.00	4.59
Second quarter	5.41	3.47	6.09	3.91
Third quarter	3.98	3.00	4.37	3.37
Fourth quarter	5.32	3.38	5.72	3.84
Sep-16	3.74	3.27	4.17	3.71
Oct-16	4.01	3.38	4.42	3.84
Nov-16	4.88	3.68	5.26	4.22
Dec-16	5.32	4.69	5.72	5.07

2017
January 2017	5.40	4.93	5.71	5.30
February 2017	5.49	4.89	5.69	5.23
March 2017 (through March 8, 2017)	5.35	5.04	5.69	5.46

On Euronext Amsterdam only Euronext registered shares may be traded, and on NYSE New York only New York Registry Shares may be traded.

Annual Report on Form 20-F 2016

Additional information Memorandum and Articles of Association	357

Memorandum and Articles of Association

Aegon is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.

Certain provisions of Aegon’s current Articles of Association are discussed below.

Objects and purposes

◆	The objects of Aegon are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with, and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense; and
◆	In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in Aegon.

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages 120-121).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

◆	All shares are in registered form;
◆	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
◆	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
◆	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement[1], Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
◆	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account;
◆	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
◆	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;
◆	There are no sinking fund provisions;
◆	All issued shares are fully paid-up; so there is no liability for further capital calls; and
◆	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

◆	The common shares are listed; the common shares B are not listed;
◆	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
◆	A repayment on common shares B needs approval of the holders of common shares B.

1	The Voting Rights Agreement is published on Aegon’s corporate website.

358	Additional information Material contracts

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

In the event a Special Cause occurs (such as the acquisition of 15% of Aegon’s voting shares, a tender offer for Aegon’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging Aegon will be entitled to exercise its full voting rights of one vote per each common share B for up to six months per Special Cause, thus increasing its current voting rights to 32.6%.

Threshold above which shareholder ownership must be disclosed

There are no such provisions in the Articles of Association. Dutch law requires public disclosure with the Authority for Financial Markets with respect to the ownership of listed shares when the following thresholds are met: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences in company law practices for domestic companies’ included in the Corporate Governance section of this Annual Report (see page 124).

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

Annual Report on Form 20-F 2016

Additional information Taxation	359

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

This section does not address the Netherlands corporate and individual income tax consequences for:

i.	Investment institutions (fiscale beleggingsinstellingen);
ii.	Pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Netherlands corporate income tax;
iii.	Corporate holders of Aegon common shares, the shareholding of which qualifies for the participation exemption (deelnemingsvrijstelling) of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or would qualify for the participation exemption had the corporate holders of the Aegon common shares been resident in the Netherlands. Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital;
iv.	Holders of Aegon common shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Aegon and holders of Aegon common shares of whom a certain related person holds a substantial interest in Aegon. Generally speaking, a substantial interest in Aegon arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total of capital issued by Aegon or 5% or more of the issued capital of a certain class of Aegon shares, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit-sharing rights in Aegon;
v.	Persons to whom the Aegon common shares and the income from the Aegon common shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001);
vi.	Entities which are resident in Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba, to which permanent establishment or permanent representative the Aegon common shares are attributable;
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

Dividend withholding tax

Withholding requirement

Aegon is required to withhold 15% Netherlands dividend withholding tax in respect of dividends paid on its common shares. Netherlands dividend withholding tax will be withheld from the gross dividends paid on the Aegon common shares. In the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

i.	Direct or indirect distributions of profit, regardless of their name or form;
ii.	Liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in capital recognised for Netherlands dividend withholding tax purposes, unless a particular statutory exemption applies;
iii.	The nominal value of new common shares issued to a holder of Aegon common shares or an increase of the nominal value of Aegon common shares, except insofar as the (increase in the) nominal value of Aegon common shares is funded out of its paid-in capital as recognized for Netherlands dividend withholding tax purposes; and
iv.	Partial repayments of paid-in capital recognised for Netherlands dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “qualifying profits” includes anticipated profits that have yet to be realized.

360	Additional information Taxation

Residents of the Netherlands

If a holder of Aegon common shares is a resident, or deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, Netherlands dividend withholding tax which is withheld with respect to proceeds from Aegon common shares will generally be creditable for Netherlands corporate income tax or Netherlands income tax purposes.

Non-residents of the Netherlands

If a holder of Aegon common shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is a resident for the purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Netherlands dividend withholding tax.

A refund of Netherlands withholding dividend tax is available to an entity resident in another EU member state, Norway, Iceland, or Liechtenstein if (i) this entity is not subject to corporate income tax there and (ii) this entity would not be subject to Netherlands corporate income tax, if this entity would be tax resident in the Netherlands for corporate income tax purposes and (iii) this entity is not comparable to an investment institution (fiscale beleggingsinstelling) or exempt investment institution (vrijgestelde beleggingsinstelling). Furthermore, a similar refund of Netherlands dividend withholding tax may be available to an entity resident in another country, under the additional conditions that (i) the Aegon common shares are considered portfolio investments for purposes of article 63 (taking into account article 64) of the Treaty on the functioning of the European Union and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

A (partial) refund of Netherlands dividend withholding tax is available to a holder of Aegon common shares resident in another EU member state, Norway, Iceland or Liechtenstein if (i) this holder of Aegon common shares is not subject to Netherlands individual income tax or Netherlands corporate income tax with respect to the income from the Aegon common shares and (ii) such Netherlands dividend withholding tax is higher than the Netherlands individual income tax or Netherlands corporate income tax would have been had this holder of Aegon common shares been tax resident in the Netherlands, after taking into account a possible refund based on the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) or a refund based on a treaty for the avoidance of double taxation with respect to taxes on income, and (iii) no credit based on a treaty for the avoidance of double taxation with respect to taxes on income is granted in the state in which the holder of Aegon common shares is tax resident, for the full amount of Netherlands dividend withholding tax withheld. Furthermore, a similar refund of Netherlands dividend withholding tax may be available to a holder of Aegon common shares resident in another country, under the additional conditions that (i) the Aegon common shares are considered portfolio investments for purposes of article 63 (taking into account article 64) of the Treaty on the functioning of the European Union and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

US-residents

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the Convention between the Kingdom of the Netherlands and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income 1992 (the US/NL Income Tax Treaty) may, under various specified conditions, be eligible for a reduction of the Netherlands dividend withholding tax rate from 15% to 5% if the resident of the United States is a company which holds directly at least 10% of the voting power in Aegon. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Netherlands dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Annual Report on Form 20-F 2016

Additional information Taxation	361

Beneficial owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Netherlands dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

◆	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: (i) as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or (ii) in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend withholding tax; and
◆	That such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Netherlands dividend withholding tax upon redistribution of foreign dividends

Aegon must pay to the Dutch tax authorities all Netherlands dividend withholding tax it withholds on dividends it distributed with respect to the Aegon common shares. Provided certain conditions are met, Aegon may apply a reduction with respect to the withholding tax that it has to pay to the Dutch tax authorities. This reduction can be applied if Aegon distributes dividends that stem from dividends Aegon itself has received from certain qualifying non-Netherlands subsidiaries, provided these dividends received by Aegon are exempt from Dutch corporate income tax and were subject to a withholding tax of at least 5% upon distribution to Aegon. The reduction is applied to the Netherlands dividend withholding tax that Aegon must pay to the Netherlands tax authorities and not to the amount of the Netherlands dividend withholding tax that Aegon must withhold. The reduction is equal to the lesser of:

i. 3% of the amount of the dividends distributed by Aegon that are subject to Netherlands dividend withholding tax; and

ii. 3% of the gross amount of the dividends received during a certain period from the qualifying non-Netherlands subsidiaries.

The amount of the above mentioned reduction of the withholding tax will be reduced on a pro rata basis to the extent that Aegon distributes dividends to entities that are entitled to a refund of the Netherlands dividend withholding tax. This reduction does not apply in respect of dividends paid to entities that own less than 5% of the nominal paid-up capital of Aegon.

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

If an individual is a resident or deemed to be a resident of the Netherlands for Netherlands individual income tax purposes, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are taxable at progressive rates (at up to a maximum rate of 52%) under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) if:

i.	The individual is an entrepreneur (ondernemer) and has an enterprise to which Aegon common shares are attributable or the individual has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise Aegon common shares are attributable; or
ii.	Such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes but is not limited to activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) above applies to the holder of the Aegon common shares, taxable income with regard to the Aegon common shares must be determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return on income from savings and investments is fixed at percentage of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (1 January), insofar as the individual’s yield basis exceeds a certain threshold (heffingsvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of Aegon common shares less the fair market value of certain qualifying liabilities on 1 January. The fair market value of Aegon common shares will be included as an asset in the individual’s yield basis. The deemed return percentage to be applied to the yield basis increases progressively depending on the amount of the yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%.

362	Additional information Taxation

Non-residents of the Netherlands

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, such person is not subject to Netherlands income tax in respect of income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares, except if:

i.	The person is not an individual and (1) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative Aegon common shares are attributable, or (2) is, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. This income and these gains are subject to Netherlands corporate income tax at up to a maximum rate of 25%;
ii.	The person is an individual that (1) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative Aegon common shares are attributable, or (2) realises income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which include activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (3) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 52%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under ‘Residents of the Netherlands’). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

Gift and inheritance tax

Residents of the Netherlands

Generally, gift tax (schenkbelasting) or inheritance tax (erfbelasting) will be due in the Netherlands in respect of the acquisition of Aegon common shares by way of a gift by, or on behalf of, or on the death of, a holder of Aegon common shares that is a resident or deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956 (Successiewet 1956) at the time of the gift or his or her death. A gift made under a condition precedent is for the purposes of the Netherlands Gift and Inheritance Tax Act 1956 deemed to be made at the time the condition precedent is fulfilled and is subject to gift tax if the donor is, or is deemed to be, a resident of the Netherlands at that time.

A holder of Netherlands nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956 if he or she has been resident in the Netherlands and dies or makes a gift within ten years after leaving the Netherlands. A holder of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956 if he or she has been resident in the Netherlands and makes a gift within a twelve-month period after leaving the Netherlands. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Non-residents of the Netherlands

No gift or inheritance tax will arise in the Netherlands in respect of the acquisition of Aegon common shares by way of a gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956, However, inheritance tax will be due in the case of a gift of Aegon common shares by, or on behalf of, a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956, but such holder dies within 180 days after the date of the gift, and at the time of his or her death is a resident or deemed to be a resident of the Netherlands for the purposes of the Netherlands Gift and Inheritance Tax Act 1956. A gift made under a condition precedent is deemed to be made at the time the condition precedent is fulfilled.

The proposed financial transactions tax

The European Commission has published a proposal for a Directive for a common financial transactions tax (FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States). However, Estonia has stated that it will not participate.

Annual Report on Form 20-F 2016

Additional information Taxation	363

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

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

◆	Financial institutions;
◆	Insurance companies;
◆	Dealers or traders in securities or currencies;
◆	Tax-exempt entities; and
◆	Regulated investment companies;
◆	Persons that will hold the common shares as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US Federal income tax purposes;
◆	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;
◆	Partnerships or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
◆	Holders that have a ‘functional currency’ other than the US dollar.

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

For the purposes of this section, a ‘US holder’ is a beneficial owner of common shares that is, for US Federal income tax purposes:

◆	A citizen or individual resident of the United States;
◆	A corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);
◆	An estate, the income of which is subject to US Federal income taxation regardless of its source; or
◆	A trust, if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust.

A non-US holder is a beneficial owner of common shares that is not a US holder.

364	Additional information Taxation

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

Annual Report on Form 20-F 2016

Additional information Taxation	365

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

366	Additional information Principal accountant fees and services

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

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2016, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for services rendered by PwC in 2016, 2015 and 2014.

Fees independent public accountant

In million EUR	2016	2015	2014
Audit fees	27	20	17
Audit-related fees	3	2	1
	30	22	18

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

Under the Pre-approval Policy, proposed services either:

◆	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (general pre-approval); or
◆	Require the specific pre-approval of the Audit Committee (specific pre-approval). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

For the period 2014 to 2016, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Annual Report on Form 20-F 2016

Additional information Purchases of equity securities by the issuer and affiliated purchasers	367

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs2), 3)	Maximum number of shares that may yet be purchased under the plans or programs at end of month2), 3)
January 1 - 31, 2016	8,930,367	5.28	8,923,109	32,159,574
February 1 - 29, 2016	17,148,358	4.61	17,141,800	15,017,774
March 1 - 31, 2016	15,022,807	4.92	15,017,774	-
April 1 - 30, 2016	20,322,424	5.00	20,318,032	21,715,820
May 1 - 31, 2016	21,719,410	4.53	21,715,820	-
June 1 - 30, 2016	3,944	-	-	-
July 1 - 31, 2016	18,302,751	3.44	18,298,451	10,960,211
August 1 - 31, 2016	10,961,841	3.61	10,960,211	-
September 1 - 30, 2016	1,070	-	-	-
October 1 - 31, 2016	22,109,387	3.77	22,108,504	8,656,720
November 1 - 30, 2016	8,657,521	4.03	8,656,720	-
December 1 - 31, 2016	662	-	-	-
Total	143,180,542		143,140,421	-
[1]	The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent-related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.
[2]	On July 4, 2016, a repurchase program to neutralize the dilutive effect of the 2015 final dividend paid in shares was announced. As a consequence approximately 29.3 million shares have been repurchased between July 4 and August 12, 2016. Subsequently, on October 3, 2016, a repurchase program to neutralize the dilutive effect of the 2016 interim dividend paid in shares was announced. As a consequence approximately 30.8 million shares have been repurchased between October 3 and November 11, 2016.
[3]	On January 13, 2016, a share buyback program of EUR 400 million worth of common shares in 2016 was announced. The first tranche of EUR 200 million was completed on March 31, 2016. The second tranche of EUR 200 million was completed on May 19, 2016.

368	Additional information Glossary

Glossary

Accounting Consolidation is the default method for calculating the Group solvency position. With this consolidation method, diversification benefits in the calculation of capital requirements are allowed.

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

Alt-A mortgages relates to a type of US residential mortgage which are securitized home equity loans. Typical Alt-A borrower has a credit score high enough to obtain an: ‘A’ standing. Alt-A mortgages are primarily backed by loans with fixed interest rates for the entire term of the loan.

Aggregation is the methodology by which capital requirements are calculated across different risk groupings, allowing for diversification benefit between the groupings.

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

Assets held by long-term employee benefit funds are part of plan assets. These are assets (other than non-transferable financial instruments issued by the reporting entity) that:

◆	Are held by an entity that is legally separate from the reporting entity and exists solely to pay or fund employee benefits; and
◆	Are available to be used only to pay or fund employee benefits and are not available to the reporting entity’s own creditors.

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

Annual Report on Form 20-F 2016

Additional information Glossary	369

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

Deduction & Aggregation is the alternate method for calculating group solvency that aggregates an entity without allowing for diversification between the entity that is aggregated using D&A and those that are aggregated using Accounting Consolidation.

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

Discretionary participation feature is a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

◆	That are likely to be a significant portion of the total contractual benefits;
◆	Whose amount or timing is contractually at the discretion of the issuer; and

That are contractually based on:

◆	The performance of a specified pool of contracts or a specified type of contract;
◆	Realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
◆	The profit or loss of the Company, fund or other entity that issues the contract.

Diversification is the general concept of reducing the total risk of a portfolio of assets and/or liabilities by spreading it across a mix of different risk exposures. Risk reduction occurs due to the less than perfect correlation among the individual risk exposures in the portfolio, meaning risks will not materialize all at the same time.

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

370	Additional information Glossary

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

Finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset.

Financial asset is any asset that is:

◆	Cash;
◆	An equity instrument of another entity;
◆	A contractual right to receive cash or another financial asset from another entity or to exchange financial instruments with another party under conditions that are potentially favorable; or
◆	A contract that will or may be settled in the entity’s own equity instruments; and is
◆	A non-derivative for which the entity is or may be obliged to receive a variable number of the entity’s own equity instruments; or
◆	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial liability is any liability that is:

◆	A contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or
◆	A contract that will or may be settled in the entity’s own equity instruments; and is
◆	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or
◆	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

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

Fixed charge coverage is a measure of Aegon’s ability to service its debt and is measuring the ratio of underlying earnings before tax to Fixed Charges (interest expenses, coupons on perpetual securities and preferred dividend).

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

Fungibility & Transferrability is the ability to up-stream and transfer capital between jurisdictions. This ability differs between jurisdictions as it depends on the legal framework of each jurisdiction.

General account investments are investments of which the financial risks are not borne by the policyholder.

Goodwill is the amount of future economic benefits arising from assets that are not capable of being individually identified and separately recognized as an asset in a business combination.

Annual Report on Form 20-F 2016

Additional information Glossary	371

Government exposures relates to government issued securities including Dutch Government bonds and US Treasury, agency and state bonds.

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

Loss absorbing capacity of deferred taxes is a loss compensating effect of taxes taken into account in the solvency capital requirement.

Master netting agreement is an agreement providing for an entity that undertakes a number of financial instrument transactions with a single counterparty to make a single net settlement of all financial instruments covered by the agreement in the event of default on, or termination of, any contract.

Matching adjustment will adjust the discount rate applied in the valuation of predictable liabilities which are cashflow matched using fixed income assets. The predictability of the portfolio means that matching assets can be held to maturity and that the insurer is consequently not exposed to price movements, only to the risk of default.

Minimum capital requirement is the absolute minimum level of capital an insurance company must hold in excess of its Technical Provisions under Solvency II.

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

Partial Internal Model is a combination of a Standard Formula and Internal Model, used to calculated the Solvency II capital requirement.

372	Additional information Glossary

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

Qualifying insurance policies are a component of plan assets. These are insurance policies issued by an insurer that is not a related party of the reporting entity, if the proceeds of the policies:

◆	Can be used only to pay or fund employee benefits under a defined benefit plan; and
◆	Are not available to the reporting entity’s own creditors.

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

Recognition is the process of incorporating in the statement of financial position or income statement an item that meets the definition of an element and satisfies the following criteria for recognition:

◆	It is probable that any future economic benefit associated with the item will flow to or from the entity; and
◆	The item has a cost or value that can be measured with reliability.

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

Risk Based Capital Company Action Level is designed primarily for US regulators to identify poorly capitalized companies whose continued operations may be hazardous to policyholders. The insurer’s RBC solvency ratio is determined as its “total adjusted capital” divided by “authorized control level risk based capital. (ACL)” However, it is industry and rating agency convention to complete and communicate the RBC solvency ratio relative to the “Company Action Level Risk Based Capital”, which is twice the authorized control level.

Security lending involves a loan of a security from one party to another.

Settlement date is the date that a financial asset is delivered to the entity that purchased it.

Annual Report on Form 20-F 2016

Additional information Glossary	373

Solvency II is the fundamental reform of European insurance legislation.

Solvency capital requirement is the level of capital an insurance company must hold in excess of its Technical Provisions under Solvency II.

Spot exchange rate is the exchange rate for immediate delivery.

Spread is the difference between the current bid and the current ask or offered price of a given security.

Spread earnings is the difference between the interest earned on investments and the interest credited to policyholders. This is typically associated with traditional type business.

Standard Formula is a risk-based approach to the calculation of an insurers solvency capital requirement, prescribed by the regulator.

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

Transitional measures allow EEA entities to gradually move to a full implementation of Solvency II over a period of time.

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

Volatility adjustment is a volatility adjustment to the discount rates for calculating technical provisions aims at avoiding pro-cyclical investment behavior of insurers when bond prices deteriorate owing to low liquidity of bond markets or exceptional expansion of credit spreads. The adjustment has the effect of stabilizing the capital resources of insurers and will be calculated by EIOPA.

374	Additional information Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 5 ‘Segment information’ of this report. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
◆	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
◆	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
◆	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Consequences of a potential (partial) break-up of the euro;
◆	Consequences of the anticipated exit of the United Kingdom from the European Union;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
◆	Acts of God, acts of terrorism, acts of war and pandemics;

Annual Report on Form 20-F 2016

Additional information Disclaimer	375

◆	Changes in the policies of central banks and/or governments;
◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
◆	Customer responsiveness to both new products and distribution channels;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

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

376	Additional information Contact

Contact

Headquarters

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Name: Jay Orlandi

Telephone: +1 443 475 3836

E-mail: jay.orlandi@transamerica.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Annual Report on Form 20-F 2016

Additional information Documents on display	377

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

The SEC allows Aegon to ‘incorporate by reference’ information into this Annual Report on Form 20-F, which means that:

◆	Incorporated documents are considered part of this Annual Report on Form 20-F; and
◆	Aegon can disclose important information to you by referring you to those documents.

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 376).

378	Additional information Index to Exhibits

Exhibits

Index to Exhibits

1	Articles of Association. (1)
4.1	1983 Amended Merger Agreement. (2)
4.2	Voting Rights Agreement.(3)
4.3	Board Agreement between A.R. Wynaendts and Aegon N.V. (4)
4.4	Aegon N.V. Long-term Incentive Plan Rules. (5)
4.5	Aegon Group Executive Board Variable Compensation Plan Rules 2013. (6)
4.6	Aegon Group Executive Board Variable Compensation Plan Rules 2014. (7)
4.7	Aegon Group Executive Board Variable Compensation Plan Rules 2015. (8)
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of Aegon N.V. - Incorporation by reference to Note 52 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15	Consent of independent registered public accounting firm.

(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.

(2) Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(3) Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(4) Incorporated by reference to Exhibit 4.4 to Form 20-F 2015 filed with the SEC on March 25, 2016.

(5) Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 31, 2005.

(6) Incorporated by reference to Exhibit 4.14 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(7) Incorporated by reference to Exhibit 4.8 to Form 20-F 2014 filed with the SEC on March 20, 2015.

(8) Incorporated by reference to Exhibit 4.9 to Form 20-F 2015 filed with the SEC on March 25, 2016.

The company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the company and its consolidated subsidiaries.

Annual Report on Form 20-F 2016

Additional information Signatures	379

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.

/s/ Jurgen van Rossum

Jurgen van Rossum

Executive vice president and Head of the Corporate Financial Center

Date: March 24, 2017