Form 20-F
period 2017-12-31
AEGON NV
filed 2018-03-23
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

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

☒ Yes No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. ☒ Yes No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing

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

III

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a
2	Offer Statistics and Expected Timetable	n/a
3	Key Information
3A	Selected financial data	11-12
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	13-19; 93-98; 175-202; 336-355
4	Information on the Company
4A	History and development of the Company	10; 20-92; 294-296; 380
4B	Business overview	20-21; 39-46; 57-72; 79-81; 87-92
4C	Organizational structure	10; 20-21
4D	Property, plants and equipment	356
4A	Unresolved Staff Comments	n/a
5	Operating and Financial Review and Prospects
5A	Operating results	20-92
5B	Liquidity and capital resources	99-107; 223-225; 258-259; 270-274
5C	Research and development, patent and licenses etc.	n/a
5D	Trend information	8-9; 20-92
5E	Off-balance sheet arrangements	287-290
5F	Tabular disclosure of contractual obligations	201-202; 287-290; 326
5G	Safe harbor	n/a
6	Directors, Senior Management and Employees
6A	Directors and senior management	5-7; 120-122
6B	Compensation	123-130; 216-218, 299-305
6C	Board practices	131-136
6D	Employees	356
6E	Share ownership	132-134; 321-323
7	Major Shareholders and Related Party Transactions
7A	Major shareholders	133; 321-323
7B	Related party transactions	299-305
7C	Interest of experts and counsel	n/a
8	Financial Information
8A	Consolidated Statements and Other Financial Information	144-150; 324-331
8B	Significant Changes	n/a
9	The Offer and Listing
9A	Offer and listing details	358
9B	Plan of distribution	n/a
9C	Markets	358
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a
10	Additional Information
10A	Share capital	n/a
10B	Memorandum and articles of association	359-360
10C	Material contracts	360
10D	Exchange controls	360
10E	Taxation	361-367
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	381
10I	Subsidiary Information	n/a
11	Quantitative and Qualitative Disclosures About Market Risk	93-98; 143; 175-202
12	Description of Securities Other than Equity Securities	n/a

Annual Report on Form 20-F 2017

IV

13	Defaults, Dividend Arrearages and Delinquencies	n/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
15	Controls and Procedures	138
16A	Audit committee financial expert	115-116
16B	Code of Ethics	137
16C	Principal Accountant Fees and Services	368
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	369
16F	Change in Registrant’s Certifying Accountant	n/a
16G	Corporate Governance	131-135
16H	Mine Safety Disclosure	n/a
17	Financial Statements	n/a
18	Financial Statements	144-319
19	Exhibits	382

Annual Report on Form 20-F 2017

1

Annual Report on Form 20-F 2017

2	Strategic information Introduction

Introduction

About this report

Filing

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

About this report

This report serves as Aegon’s Annual Report for the year ended December 31, 2017. It presents the consolidated financial statements of Aegon pages 144-305 and the stand-alone financial statements of Aegon N.V. pages 307-319, both prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS’), and Part 9 of Book 2 of the Dutch Civil Code.

Aegon N.V. is referred to in this document as ‘Aegon’, or ‘the Company’, and is together with its member companies referred to as ‘Aegon Group’ or ‘the Group’. For such purposes, ‘member companies’ means, in relation to Aegon N.V., those companies required to be consolidated in accordance with the Netherlands legislative requirements relating to consolidated accounts.

Presentation of certain information

References to the ‘NYSE’ are to the New York Stock Exchange and references to the ‘SEC’ are to the US Securities and Exchange Commission. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of the member states of the European Monetary Union; ‘USD’, and ‘US dollar’ when referring to the lawful currency of the United States of America; ‘GBP’, ‘UK pound’ and ‘pound sterling’ when referring to the lawful currency of the United Kingdom; and ‘PLN’ when referring to the lawful currency of Poland.

Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. SEC, including financial information contained in this Annual

Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

Other then for SEC reporting, Aegon prepared its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS. hedge accounting for fair value macro hedges cannot be applied to mortage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in sceduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by revising the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS

39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have apllied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared to those indicated in this Annual Report on Form 20-F.

A reconciliation between IFRS-EU and IFRS is included in note 2.1 to the consolidated financial statements.

References

References are included on page 377 of this document.

Annual Report on Form 20-F 2017

3	Strategic information CEO letter

CEO letter

2017 was a year to be proud of as we continued to grow our business profitably, strengthened our capital position, executed our strategy and helped millions of people achieve a lifetime of financial security.

Our environment

Last year saw a welcome improvement in the world economy, with the 3% pickup in global growth the highest rate recorded since 2011. For Aegon, the macroeconomic backdrop was in general positive. Economic growth improved across the majority of our markets, and this was reflected in business and consumer confidence. Inflation remained relatively low and central bank policies moved slowly onto a path of normalization globally. The rise in interest rates, be it from a very low base, was a beneficial development not only for customers wishing to save for the future, but also for Aegon and the industry as a whole.

Political events were once again followed very closely by the financial community. Indeed, political developments in Aegon’s three largest markets continued to make headlines, with a new President taking office in the US, the formation of a new coalition in the Netherlands, and the triggering of article 50 by the UK government to leave the EU. The regulatory world also continued to change rapidly. In the US, for instance, the Department of Labor implemented a new fiduciary rule to ensure customers’ best interests are served, whereas in the UK, changes to corporate tax rate policy required us to hold more capital.

Our financial performance

2017 was a very positive year for Aegon from a financial perspective, and I am pleased that we are, as a result, well positioned to achieve our 2018 financial targets. In terms of our key financial metrics, our earnings were strong, we continued to generate solid sales – particularly in fee businesses, pension businesses, mutual funds and third-party asset management – and we made progress on our return on equity target.

Furthermore, recapitalizing our Dutch business and strengthening our group solvency ratio means that we are able to fully focus on continuing to implement our strategy, such as executing our expense savings program, which will lead to annual EUR 350 million cost savings by year-end 2018. Most important of all, we paid out a total of close to EUR 50 billion in claims and benefits over the year, demonstrating how relevant our company is to the lives of our millions of customers

Our company’s transformation

Customers’ needs and expectations are continuously evolving and we are therefore changing the way we serve them. In 2017, we made significant progress across our company in becoming a more innovative and digital company, positioning us well for future growth.

In our largest market, the US, we continued our work to reduce expenses in order to boost earnings and modernize our business by investing in new technology. In early January of 2018, we announced that we would outsource the administration of our life, health, annuities and benefits businesses. This decision represents a major strategic step forward, as our customers will benefit from both enhanced digital capabilities and higher service levels. In addition, the divestment of the majority of our run-off businesses marked a major milestone in the strategic transformation of our US business.

The most important development in the Netherlands over the last year was the recapitalization of our Dutch business by injecting capital from the Group and divesting Unirobe Meeùs Groep. As a result, the unit is now strongly capitalized, is expected to generate healthy cash flows, and is positioned to pay a dividend to the group in 2018, which represents a very significant turnaround from only a year ago.

In the UK, we have transformed our business into the number one retail investment platform in the market, with over 1.2 million customers. Our main focus over the last year was continuing to integrate Cofunds and BlackRock’s defined contribution business, together with upgrading tens of thousands of customers from our backbook onto our state-of-the-art platform, which increased assets to more than GBP 117 billion. This growth is a direct result of our decision to reposition our UK business, and underlines the benefits of moving to a fee-based business model.

During 2017, we took the decision to implement a new structure in our European asset management business to enhance synergies, become more agile and improve earnings. Furthermore, our asset management joint ventures in China and France have proven very successful in contributing to underlying earnings and the growth of our business.

The significant progress achieved in our largest markets was also replicated in our developing markets. In Asia, for instance, our Chinese joint venture has become profit-making due to the continued success of our critical illness product. Our Asian high-net-worth business has made a meaningful contribution to the group, upstreaming a special dividend of USD 200 million for the first time. Elsewhere, our business in India is a leader in the digital insurance market, and continues to set the standard for offering life insurance online. Perhaps most pleasing of all, we have made significant progress in terms of how we share

Annual Report on Form 20-F 2017

4	Strategic information CEO letter

ideas, information and innovation across our company. This means that customers in one market can benefit from what we have learned in another, demonstrating one of the key benefits of being active in such diverse markets.

Our communities

Being a responsible corporate citizen is a role we take very seriously. We manage over EUR 800 billion of investments and have a duty to invest responsibly. We also support our communities in other ways: raising global awareness about retirement issues; fulfilling our tax obligations; and helping to implement the UN’s 2030 Sustainable Development Goals and Paris Agreement on Climate Change. Further information about all these issues, together with an overview of our strategy, can be found in our 2017 Review, which is published online.

Our employees and shareholders

I am very proud of how our team of over 28,000 colleagues continued to deliver at a time of change. I would therefore like to pay tribute to their hard work and dedication over the last 12 months, and express my gratitude for all that they do to serve our customers. Our thanks also go to our investors, without whom we would not be able to meet our purpose. I am pleased that we increased our full year 2017 dividend to 27 euro cents, and that by paying a sustainable and growing dividend we will be able to meet our target to return EUR 2.1 billion of capital to shareholders from 2016 to 2018.

Our organization

We are this year saying farewell to Aegon’s Supervisory Board Chairman, Rob Routs and fellow member of the Supervisory Board. Dirk Verbeek both of whom are stepping down at the Annual General meeting in May 2018. I would like to sincerely thank Rob and Dirk for the commitment, challenge and support they have provided over the last 10 years, and wish them well for the future.

Looking ahead

Our company has every reason to look forward with confidence. We are well on track to achieve our 2018 financial targets, and we have a compelling strategy. Moreover, the need for the financial security we help provide to millions of customers has never been so great. By continuing to transform and grow our business we will therefore be even better placed to help people around the world secure their financial future.

Alex Wynaendts

Chief Executive Officer and Chairman of the Executive Board of Aegon N.V.

Annual Report on Form 20-F 2017

5	Strategic information Composition of the Executive Board and the Management Board

Composition of the Executive Board

Alexander R. Wynaendts (1960, Dutch)

CEO and Chairman of the Executive and Management Boards of Aegon N.V.

Alex Wynaendts began his career in 1984 with ABN AMRO Bank, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined Aegon as Senior Vice President for Group Business Development. He was appointed as a member of Aegon’s Executive Board in 2003, overseeing the Company’s international growth strategy. In April 2007, Mr. Wynaendts was named Aegon’s Chief Operating Officer. A year later, he became CEO and Chairman of Aegon’s Executive Board and Management Board. His current term of office ends in 2019. Mr. Wynaendts has been an Independent Director of the Board of Air France-KLM S.A. since May 2016 and a member of the Supervisory Board of Puissance B.V. (not listed) since May 2017.

Matthew J. Rider (1963, American)

CFO and member of the Executive and Management Boards of Aegon N.V.

Matt Rider began his career at Banner Life Insurance Company and held various management positions at Transamerica, Merrill Lynch Insurance Group and ING before joining Aegon. From 2010 to 2013, he was Chief Administration Officer

and a member of the Management Board at ING Insurance, based in the Netherlands. In this role he was responsible for all of ING’s insurance and asset management operations, and specifically for Finance and Risk Management. Mr. Rider joined Aegon on January 1, 2017 and was appointed as CFO and member of the Executive Board of Aegon at the Annual General Meeting of Shareholders of Aegon N.V. of May 19, 2017.

Composition of the Management Board

Alexander R. Wynaendts: see above

Matthew J. Rider: see above

Mark Bloom (1964, American)

Global Chief Technology Officer and member of the Management Board of Aegon N.V.

Mark Bloom has over 30 years’ experience in information technology. He joined Aegon from Citi in February 2016, where he served as Global Head of Consumer Digital and Operations Technology, responsible for digital, data and operations technology solutions and innovations. Prior to that, he held a number of technology leadership positions in financial services and the aerospace industry. As Global Chief Technology Officer at Aegon, Mr. Bloom is responsible for leading the Company’s technology and innovation activities, including leveraging technology to drive efficiency and enhancing the customer experience. Mr. Bloom was appointed as a member of Aegon’s Management Board in August 2016.

Adrian Grace (1963, British)

CEO of Aegon UK and member of the Management Board of Aegon N.V.

Adrian Grace held various roles at GE capital, Sage Group Inc., before joining Barclays Bank as Chief Executive of the Insurance Business in 2004, and HBOS as Managing Director of Commercial

Businesses in 2007. He joined Aegon UK in 2009, and was appointed CEO of Aegon UK in 2011 and as a member of the Management Board of Aegon in 2012. Mr. Grace is a non-executive Director at Clydesdale Bank and a member of the Financial Conduct Authority practitioners’ panel. He was member of the Board of Scottish Financial Enterprise until June 2013.

Annual Report on Form 20-F 2017

6	Strategic information Composition of the Executive Board and the Management Board

Allegra van Hövell-Patrizi (1974, Italian)

Chief Risk Officer of Aegon N.V. and member of the Management Board of Aegon N.V.

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

Marco Keim (1962, Dutch)

Head of Aegon Continental Europe and member of the Management Board of Aegon N.V.

Marco Keim began his career with accountancy firm Coopers & Lybrand / Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a Member of the Board, and was appointed CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Management Board in June 2008, and Head of Aegon Continental Europe in January 2017. Mr. Keim was a Board member at the Verbond van Verzekeraars until December 2016. Mr. Keim is a member of the Supervisory Board of Eneco Holding N.V., and holds a Management Board position at VNO-NCW.

Onno van Klinken (1969, Dutch)

General Counsel and member of the Management Board of Aegon N.V.

Onno van Klinken has over 25 years’ experience providing legal advice to a range of companies and leading Executive Board offices. Mr. Van Klinken started his career at Allen & Overy, and previously worked for Aegon between 2002 and 2006. He then served as Corporate Secretary for Royal Numico, before it was acquired by Groupe Danone. His next position was as General Counsel for the Dutch global mail and express group TNT, where he served from 2008 until the legal demerger of the group in 2011. This was followed by General Counsel positions at D.E. Master Blenders 1753 and Corio N.V Mr. Van Klinken rejoined Aegon in 2014 as General Counsel responsible for Group Legal, Regulatory Compliance, the Executive Board Office, and Government and Policy Affairs. Mr. Van Klinken has been a member of Aegon’s Management Board since August 2016. Mr. Van Klinken was appointed member of the Board of Stichting Continuïteit SBM Offshore in December 2016.

Carla Mahieu (1959, Dutch)

Global Head Human Resources and member of the Management Board of Aegon N.V.

Carla Mahieu started her career in 1984 at Royal Dutch Shell, where she held various management positions within Human Resources, Communications and Corporate Strategy. Following several years as a consultant – during which time she worked for Spencer Stuart, among other companies – Ms. Mahieu was appointed Senior Vice President Corporate Human Resource Management at Royal Philips Electronics in 2003. Ms. Mahieu joined Aegon in 2010 as Global Head Human Resources, and has been a member of Aegon’s Management Board since August 2016. Ms. Mahieu has been a member of the Supervisory Board of the Royal BAM Group since 2011, and the Supervisory Board of VodafoneZiggo Group B.V. since 2017.

Annual Report on Form 20-F 2017

7	Strategic information Composition of the Executive Board and the Management Board

Mark Mullin (1963, American)

CEO of Aegon Americas and member of the Management Board of Aegon N.V.

Mark Mullin has spent more than 20 years with Aegon in various management positions in both the United States and Europe. Mr. Mullin served as President and CEO of one of Aegon’s US subsidiaries, Diversified Investment Advisors, and as head of the Company’s US annuity and mutual fund businesses. He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of Aegon’s Management Board in 2010. Mr. Mullin was appointed Chairman of the Board of Directors of the American Council of Life Insurers in October 2017.

Sarah Russell (1962, Australian)

CEO of Aegon Asset Management and member of the Management Board of Aegon N.V.

Sarah Russell has over 25 years’ experience in international finance and asset management. Ms. Russell began her career at Toronto Dominion in Melbourne before joining ABN AMRO in 1994. She moved to the Netherlands in 2000, where she held a number of various roles, leading to her appointment as CEO of ABN AMRO’s asset management operations. Ms. Russell joined Aegon Asset Management as CEO in 2010, and has been a member of Aegon’s Management Board since August 2016. Ms. Russell has been a non-executive director of Nordea Bank AB since 2010, holds a Supervisory Board member position at the Nederlandse Investeringsinstelling, and is Vice Chairman of the Supervisory Board of La Banque Postale Asset Management. Ms. Russell is also a Board member of the American Chamber of Commerce, the Netherlands since May 2017.

Annual Report on Form 20-F 2017

8	Strategic information Aegon’s strategy

Aegon’s strategy

Long-term value creation

To prosper, companies must create long-term value for society and their stakeholders. Aegon creates value in several ways, for instance as a provider of insurance and other financial services, and a responsible employer and business partner. Aegon also makes significant social and economic contributions through its returns to shareholders, its tax payments, its support for local communities and, most importantly, through the money the Company invests both for its own account and on behalf of its customers. Aegon’s aim is to be a responsible corporate citizen, fully aware of the impact the Company’s businesses have on its stakeholders and on society as a whole.

Aegon defines its stakeholders as: any individual or organization affected, or likely to be affected, by its business or that may, in turn, affect the environment in which we operate. Aegon recognizes five main stakeholder groups:

◆	Customers (individual customers, group and corporate clients);
◆	Employees (full-time and part-time employees, tied agents, trade unions and other employee representative groups);
◆	Investors (institutional and retail investors);
◆	Business partners (distributors, joint venture partners, outsourcing partners, reinsurers, and suppliers of goods and services); and
◆	Wider community (charities, community groups and other NGOs, governments, regulators, academic and other public institutions).

Most Aegon businesses operate in a highly-regulated environment. This environment may be affected by a number of factors: economic, financial, regulatory, social, environmental and employee-related. More information on the aspects relevant to Aegon can be found in the non-financial statement on page 13.

Aegon’s ambition

Aegon’s purpose - to help people achieve a lifetime of financial security - forms the basis of the Company’s strategy. The central focus of the strategy is to further change the Company from a product-based to a customer need-driven company. This means serving diverse and evolving needs across the customer life cycle; aligning Aegon’s brand promise with being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient; and developing long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers lives.

The aim of Aegon’s strategy is that the Company be a truly international enterprise with a common culture across its businesses of working together; that Aegon’s respective businesses learn from one another and replicate best practices to benefit customers; that it recognizes and addresses opportunities in rapidly changing markets in a timely and agile way; and that it attracts, develops, and retains the best people who share its values and are committed to its purpose.

In order to do so, Aegon is focused on reducing complexity, eliminating duplication, improving accuracy, and increasing automation to realize cost efficiencies, allowing investments in its transformation to a digitally enabled, customer-centric company. Furthermore, the Company is focused on driving scale and establishing strong market positions in its current footprint, and strictly adhering to comprehensive standards that support the efficient use of capital by all its businesses. The different market segments, and starting positions of Aegon’s businesses nonetheless mean that they will experience different paths to meet the same goals. Expertise and knowledge available in Aegon’s established markets is utilized to position its businesses in emerging markets.

In summary, it is Aegon’s ambition to be regarded as a trusted partner for financial solutions at every stage of life in all its markets. That means being recognized by its customers, business partners, and society as a company that puts the interests of its customers first in all that it does; and being regarded as an employer of choice by employees, engaging and enabling them to succeed. In addition, the Company strives to meet shareholder’s expectations by generating strong returns, earnings and dividends.

Aegon’s strategic objectives

Aegon believes that it will achieve its ambition of becoming a trusted partner for financial solutions at every stage of life if it realizes the following strategic objectives:

◆	Serving customers’ need for financial security throughout their lifetimes by providing digitally-enabled, omni-channel, accessible solutions and superior customer experience (‘Loyal Customers’);
◆	Delivering excellent service to customers at competitive cost levels by increasing scale and improving the quality, efficiency and accuracy of processes with technology (‘Operational Excellence’);
◆	Valuing and supporting Aegon employees as the Company’s greatest asset by engaging and enabling them with the tools, training and culture needed to exceed customers’ expectations (‘Empowered Employees’); and
◆	Ensuring that the Company always meets its long-term commitments to stakeholders by delivering sustainable financial results and maintaining a strong and stable balance sheet (‘Optimized Portfolio’).

Annual Report on Form 20-F 2017

9	Strategic information Aegon’s strategy

Aegon’s business model

Aegon’s overall business model has six basic stages (though these may vary according to product, local market and distribution channel):

Acquisitions & divestments

Acquisitions can accelerate the implementation of Aegon’s strategy, provide it with access to new technologies and provide the scale needed in markets in which it is already active. Aegon is selective when determining which businesses it would like to acquire, generally targeting acquisitions that fit the Company’s mission of securing the financial future of its customers, and that are aligned with its four strategic objectives. The Company uses several financial criteria for determining the attractiveness of acquisitions, including: return on capital, internal rate of return, capital generation, and capital fungibility. Similar strategic and financial criteria are applied when considering the potential divestment of existing activities.

Risks and opportunities for Aegon

Aegon has identified several risks to successfully executing its strategy, which are both financial and non-financial in nature. The financial underwriting and operational risks are described in the ‘risk management’ section on page 94. The non-financial risks are described in the non-financial statement on page 13. Opportunities with regards to the most significant topics and issues affecting Aegon’s business are also described in the non-financial statement on page 13-14.

Operational and financial goals

Aegon has a number key financial targets, including:

◆	Realize annual operating expense savings of €350 million;
◆	Achieve a return on equity of 10% by 2018;
◆	Return €2.1 billion of capital to shareholders over 2016-2018 through share buyback and dividends;
◆	Achieve an annual sales growth of 10% by growing fee-based businesses and expanding in Asset Management; and
◆	Maintain a solid capital position with a Solvency II ratio within a range of 150-200% at Group level.

Non-financial information is further described in the non-financial statement on page 16 (Performance indicators).

Culture

Refer to page 16 for overview of cultural change program (Non-Financial Statement).

Annual Report on Form 20-F 2017

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

Aegon is headquartered in the Netherlands, and through its subsidiaries and joint ventures it employs over 28,000 people worldwide. Aegon’s common shares are listed on stock exchanges in Amsterdam (Euronext) and New York (NYSE). Aegon’s main operating units are separate legal entities that operate under the laws of their respective countries. The shares of these legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities; Aegon International B.V., which serves as a holding company for the Aegon Group companies of all non-European countries; and Aegon Asset Management Holding B.V., the holding company for a number of its asset management entities.

Aegon exists to help people achieve a lifetime of financial security. It uses a multi-brand, multichannel distribution approach to meet its customers’ needs, and fosters an entrepreneurial spirit within its businesses, encouraging the development of innovative products and services.

Aegon has the following operating segments: the Americas, which includes the United States, Mexico and Brazil; the Netherlands; the United Kingdom; Central & Eastern Europe; Spain & Portugal; Asia and Aegon Asset Management. The separate operating segments of the Netherlands, the United Kingdom, Central & Eastern Europe and Spain & Portugal may be referred together as ‘Europe’, although Europe is not an operating segment.

Annual Report on Form 20-F 2017

11	Business overview Selected financial data

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 144-305) of this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2017	2016	2015	2014	2013
Amounts based upon IFRS
Premium income	22,826	23,453	22,925	19,864	19,939
Investment income	7,338	7,788	8,525	8,148	7,909
Total revenues 1)	32,973	33,655	33,902	30,157	29,805
Income/ (loss) before tax	2,534	610	(514)	916	1,236
Net income/ (loss)	2,469	438	(431)	766	1,003

Earnings per common share
Basic	1.14	0.15	(0.27)	0.29	0.37
Diluted	1.14	0.15	(0.27)	0.29	0.37

Earnings per common share B
Basic	0.03	-	(0.01)	0.01	0.01
Diluted	0.03	-	(0.01)	0.01	0.01

[1]	Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

Selected consolidated balance sheet information
In million EUR	2017	2016	2015	2014	2013
Amounts based upon IFRS
Total assets	395,923	425,425	415,415	424,112	351,523
Insurance and investment contracts	324,362	344,844	343,558	321,384	283,234
Borrowings including subordinated and trust pass-through securities	14,532	14,076	13,361	15,049	12,009
Shareholders’ equity	20,288	20,520	22,441	23,847	17,589

Number of common shares
In thousands	2017	2016	2015	2014	2013
Balance at January 1	2,074,549	2,147,037	2,145,948	2,131,459	1,972,030
Share issuance	-	-	-	-	120,713
Stock dividends	21,099	10,629	1,089	14,489	38,716
Shares withdrawn	-	(83,117)	-	-	-
Balance at end of period	2,095,648	2,074,549	2,147,037	2,145,948	2,131,459

Annual Report on Form 20-F 2017

12	Business overview Selected financial data

Number of common shares B
In thousands	2017	2016	2015	2014	2013
Balance at January 1	585,022	585,022	581,326	579,005	-
Share issuance	-	-	3,696	2,320	579,005
Balance at end of period	585,022	585,022	585,022	581,326	579,005

Dividends

Aegon declared interim and final dividends on common shares for the years 2013 through 2017 in the amounts set forth in the following table. The 2017 interim dividend amounted to EUR 0.13 per common share. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 15, 2017. At the General Meeting of Shareholders on May 18, 2018, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of EUR 0.14 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for 2017 to EUR 0.27. With respect to the Common Shares B, each which has financial rights attached to it of 1/40th of a Common Share, the proposed final dividend will be EUR 0.0035. After taking the interim-dividend 2017 of EUR per Common Share B into account, this will result in a total 2017 dividend of EUR 0.00675 per Common Share B. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (“CEST”)) on the US-ex dividend day.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total
2013	0.11	0.11	0.22	0.15	0.15	0.30
2014	0.11	0.12	0.23	0.15	0.13	0.28
2015	0.12	0.13	0.25	0.13	0.15	0.28
2016	0.13	0.13	0.26	0.15	0.15	0.29
2017	0.13	0.14 2)	0.27	0.15
[1]	Paid at each shareholders’ option in cash or in stock.
[2]	Proposed.

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

As of March 16, 2017, the USD exchange rate was EUR 1 = USD 1.2280.

The high and low exchange rates for the US dollar per euro for each of the last six months through February 2018 are set forth below:

Closing rates	Sept. 2017	Oct. 2017	Nov. 2017	Dec. 2017	Jan. 2018	Feb. 2018
High (USD per EUR)	1.2041	1.1847	1.1936	1.2022	1.2488	1.2482
Low (USD per EUR)	1.1747	1.1580	1.1577	1.1725	1.1922	1.2211

The average exchange rates for the US dollar per euro for the five years ended December 31, 2017, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate 1)
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029
2017	1.1399

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

Annual Report on Form 20-F 2017

13	Business overview Non-Financial Statement

Non-Financial Statement1

Introduction

To prosper, companies must create long-term value for society and their stakeholders. It’s from this value that a company derives its license to operate2. Aegon creates value in several ways: as a provider of insurance and other financial services, and a responsible employer and business partner. Aegon also makes significant social and economic contributions through its returns to shareholders, its tax payments, its support for local communities and, most importantly, through investments for both for its own account and on behalf of its customers. Aegon’s aim is to be a responsible corporate citizen, fully aware of the impact the Company’s businesses have on its stakeholders and on society as a whole.

Social and economic role of insurance

Insurance plays a very important role in strengthening social stability and in creating the conditions necessary for long-term economic growth. Insurance protects people, property and assets and, by doing so, allows individuals and businesses to take risks, and invest and plan for the future. By pooling risk, insurance increases social solidarity between individuals, groups and generations. Insurers are also significant long-term investors in the economy, financing both public and private sectors, creating new jobs and driving business growth.

Aegon’s businesses

Aegon is an international financial services, insurance, pension and asset management company. Its purpose is to help customers achieve a lifetime of financial security. Aegon’s main operations are located in the US, the Netherlands and the UK. The Company also has operations elsewhere in Europe, as well as in Asia and Latin America.

Aegon offers a range of financial products, including life insurance, savings and investments, retirement plans and property & casualty cover. Most of Aegon’s products and services are sold through brokers and other financial intermediaries, though direct-to-customer sales have been increasing in recent years.

Business model

Please refer to page 9 of Aegon’s Strategy to view Aegon’s business model.

Stakeholders

As an international business, Aegon has many stakeholders. Their relationship with the Company depends not only on the nature of each stakeholder’s organization or activities, but also the value created by that relationship (both for the stakeholder and for Aegon).

Aegon defines its stakeholders as: any individual or organization affected, or likely to be affected, by its business or that may, in turn, affect the environment in which the Company operates. Aegon recognizes five main stakeholder groups:

◆	Customers (individual customers, group and corporate clients);
◆	Employees (full-time and part-time employees, tied agents, trade unions and other employee representative groups);
◆	Investors (institutional and retail investors);
◆	Business partners (distributors, joint venture partners, reinsurers and suppliers of goods and services);
◆	Wider community (governments, regulators, charities, tax authorities, community groups and other non-governmental organizations, academic and other public institutions).

Aegon regularly engages its stakeholders, and uses their input to improve products and services, and to ensure the Company remains accountable and relevant.

Current operating environment

Most Aegon businesses operate in a highly-regulated environment. This environment may be affected by a number of factors: economic, financial, regulatory, social, political and environmental. Over the past year, Aegon’s operating environment has shown signs of improvement, particularly as a result of stronger financial markets and economic growth in the US, Europe and parts of Asia. Interest rates remain low, however. Insurance sector regulation, meanwhile, has become increasingly complex. There has also been a rise in political uncertainty, and rapid social change, driven by aging and the introduction of new digital technologies.

Material issues

Every year, Aegon identifies a number of material issues. This is done through a formal materiality exercise, involving both stakeholders and the Company’s senior management. Material issues are those likely to have the most impact, over the next few years, on Aegon’s business, profits, reputation, and its ability to continue creating long-term value for stakeholders. Results of the materiality exercise are incorporated into Aegon’s strategy and reporting processes3. For 2017, five material issues were identified; the risks and opportunities have been mapped against each issue, and actions taken are outlined below:

Annual Report on Form 20-F 2017

14	Business overview Non-Financial Statement

Low interest rates
Influence and control	Aegon has no direct control over interest rates. Benchmark rates are primarily the responsibility of central banks and governments. Longer-term rates, meanwhile, are determined by financial markets. Despite recent increases in the US and UK, rates overall remain at historically low levels.
Risks	Low interest rates bring lower returns on investments, and have a negative impact on Aegon’s earnings, revenue and capital position. Low rates may also deter savers.
Opportunities	As a result of low rates, demand may increase for alternative savings products (which are less dependent on interest rate returns). At the same time, there are opportunities to refinance corporate debt at a lower rate.
Action taken	Aegon has reduced reliance on income from interest rate spreads by expanding its fee-based businesses and scaling back its annuities books in both the US and UK. Fee-based businesses now account for approximately 45% of the Company’s underlying earnings.

New technologies and digital transformation
Influence and control	Aegon has direct control over the way it uses, and invests in, new technologies, but must also respond to the deeper social and economic changes these technologies are bringing.
Risks	Competition may become tougher, not just from peers, but also new disruptors. There may be job losses as a result of automation and increased use of artificial intelligence /robotics.
Opportunities	Technology can increase efficiency and help Aegon reduce operating costs. Using data will also help the Company understand its customers better, and develop new products and services to meet their needs.
Action taken	Aegon is investing in emerging technologies to update its own internal processes, as well as to develop new business models, such as blockchain1). Aegon has also stepped up recruitment and training in digital to ensure the Company has the skills it needs to implement its strategy successfully.

Aging and changing demographics
Influence and control	Aegon has no control over changing demographics, but plays an important role in helping societies adapt to the effects of aging, particularly as a provider of pensions and other long-term savings and investment products.
Risks	Longevity risk is a natural part of Aegon’s business: as people get older, the Company pays out more in pensions and other benefits. To price its products, Aegon makes assumptions about life expectancy; any underestimation has an effect on earnings and, ultimately, the Company’s capital position.
Opportunities	Aging has brought increased demand for pensions and other long-term savings and investments. At the same time, many governments are opening up markets for at- or after-retirement products, offering new opportunities for financial services providers like Aegon.
Action taken	Aegon has taken steps to reduce its longevity risk, partly through financial products such as longevity swaps. The Company has also launched new at-retirement products, and is making targeted investments in healthcare and new care homes for the elderly.

Increased economic and financial uncertainty
Influence and control	Like other companies, Aegon cannot control political or economic events, but it must respond, where possible, to protect its business and the interests of its stakeholders.
Risks	Uncertainty can put a brake on investment and disrupt financial markets, both of which may impact Aegon’s overall financial performance. During 2017, Aegon saw increased political uncertainty in a number of its markets, including Spain, Turkey, the UK and the US.
Opportunities	Despite uncertainty, financial markets have performed strongly, lifting Aegon’s earnings. Uncertainty has also resulted in increased demand in some areas, particularly from customers wanting greater income security.
Action taken	Aegon has stepped up its internal risk controls, and further strengthened the Company’s capital position to provide a buffer against uncertainty and financial market volatility. Where appropriate, Aegon may also hedge some of its exposure to movements in currencies and financial markets.

Increased regulation in financial services (including capital requirements)
Influence and control	Aegon has no control over laws and regulations in its industry, but does work closely with governments and regulators in the US, Europe and Asia.
Risks	Complex regulation may push up operating costs, or require changes to pricing, product development, data protection, even to the way Aegon manages its risk and capital. New regulation may also affect customer behavior, reducing demand for certain products and services.
Opportunities	Effective regulation helps strengthen trust in financial services, and may open up new opportunities by allowing innovative products or creating new areas for investment.
Action taken	Aegon has a Global Governmental and Policy Affairs department and invests extensively in research into attitudes to aging and retirement, which may influence long-term policy. Where there are opportunities, Aegon is also developing new products and services, and using changes in regulation to redefine relationships with both its customers and distributors.

[1]	In 2016, Aegon set up the Blockchain Insurance Industry Initiative (B3i) with four other insurers. B3i’s aim is to develop uses for blockchain technology in insurance. The initiative’s first project – a common platform for reinsurance – launched an initial prototype in December 2017.

Annual Report on Form 20-F 2017

15	Business overview Non-Financial Statement

Value creation

Aegon creates both short and long-term value for its stakeholders. This value is often financial – through the payment of claims and benefits to customers, for example. But it may also be economic, social or environmental:

Nature of value created
Customers	Through its products and services, Aegon offers protection and peace of mind. The Company pays out claims and benefits, and provides returns on customers’ long-term savings and investments.
Employees	Aegon offers employees training in new skills and opportunities for career development, as well as paying salaries and other social benefits.
Investors	Investors receive returns on their investments through regular dividends or interest payments.
Business partners	Aegon invests in its joint ventures, pays suppliers for goods and services, and commissions to brokers, financial advisors and other intermediaries.
Wider Community	Aegon invests responsibly, supports local communities through donations and volunteering, and by paying taxes, thereby helping to fund public services.

To create this value, Aegon makes use of different resources or capitals4. These inputs include:

◆	Financial capital (from the Company’s investors through investment in Aegon shares, bonds and other securities).
◆	Human & intellectual capital (through the skills and expertise of the Company’s employees in product development, pricing, marketing, investment and risk management).
◆	Social & relationship capital (through customers’ trust in Aegon and through financial intermediaries responsible for selling the Company’s products and services).

Strategy and objectives

Over the past year, Aegon has reorganized many of its businesses, reducing costs and selling operations no longer considered core. At the same time, the Company has strengthened its capital position, set out responsible business objectives, and invested in new areas that will transform customer service and bring future growth. With this strategy, the aim is to ensure Aegon remains profitable, relevant to its customers, and able to continue creating long-term financial, social and environmental value for all its stakeholders. For more details of our strategy, measures taken and performance, please see pages 8-9 and Aegon’s Review, available online.

Benefits and risks for stakeholders

Aegon’s strategy aims to create additional value for each of the Company’s main stakeholder groups:

◆	Customers: Quicker, easier access to products and services through increased investment in digital technologies and online business models;
◆	Employees: New skills and career opportunities through training and development (particularly in core areas, such as analytics and digital marketing);
◆	Investors: Increased efficiency and new business growth, mainly as a result of divestments, and management actions to reduce financial risk and strengthen the Company’s capital position;
◆	Business partners: Further business growth through expansion of key joint ventures and distribution agreements;
◆	Wider Community: Better protection of the environment through targeted investments in renewable energy and green bonds; increased knowledge of the social effects of aging through the work of the Aegon Center for Longevity & Retirement.

In implementing these measures, there are risks for stakeholders. Prominent among them is the risk of job losses for employees, particularly those working in areas that can be easily automated (claims processing, underwriting, customer service, pricing etc.). Recent restructuring at the Company’s operations in the US, UK and Netherlands has brought job losses. Overall, Aegon’s workforce is likely to decline in the coming years. New jobs will be created in digital marketing, IT, analytics and a number of other specialized areas, but these will not be sufficient to compensate job losses elsewhere in the Company 5. Other risks related to implementation include financial market performance (which may reduce targeted returns for investors), and changes to the scope of Aegon’s businesses (which may alter the Company’s relationship with certain customers and distributors).

Performance indicators

Measuring value creation is not always straightforward. Most financial value can be measured, but often social and environmental value is more difficult to quantify. Aegon also recognizes that, in creating value for one stakeholder group, it may deplete value for another group (for example, reducing headcount may result in lower costs and improved profit margins, creating value for shareholders and other investors, while overall value for employees is reduced).

Annual Report on Form 20-F 2017

16	Business overview Non-Financial Statement

Performance indicators

Stakeholder	Indicator	2017	2016	2015	3-year trend	Value1)
Customers	Claims, benefits & plan withdrawals	€48 billion	€59 billion	€46 billion	+	Financial
	Assets managed on behalf of policyholders	€194 billion	€204 billion	€200 billion	-	Social
Investors	Payments to investors (in the form of	€721 million	€774 million	€824 million	-	Financial
dividends and interest)2)
Employees	Salaries and other social benefits	€2.23 billion	€2.29 billion	€2.28 billion	-	Social
	Spending on training and career development	€14 million	€15 million	€14 million		Social
	Changes in size of workforce during year (headcount)	(1,062)	(2,150)	2,748		Social
Business partners	Commissions paid to brokers and other financial intermediaries	€2.7 billion	€2.9 billion	€3.3 billion	-	Financial
	Payments to suppliers of goods & services	€1.4 billion	€1.3billion	€1.3 billion		Financial
Wider Community	Impact investments with specific environmental benefit Impact investments with specific social or	€0.8 billion	€0.4 billion	€0.6 billion	+	Environmental
	health benefits	€7.2 billion	€6.8 billion	€7.0 billion	+	Social
	Corporate income tax paid3)	€173 million	€116 million	€405 million		Social
	Tax collected on behalf of governments	€2.2 billion	€2.2 billion	NM		Social
Community investment (donations and value
	of employee volunteering)	€8.9 million	€8.8 million	€8.6 million	+	Social

[1]	Value created may be financial, social or environmental (or a combination of these values). Charts shows main value created for each stakeholder group only.
[2]	Does not include impact of share buy-backs.
[3]	Negative figures denote amounts received from the tax authorities. Please note that there is often no direct correlation between tax on earnings for any given year and amounts paid or received in tax.

Culture change

To execute its strategy successfully, Aegon realizes that it needs to adapt its corporate culture to new circumstances. In 2016, the Company introduced Future Fit. With this program, Aegon’s goal is to create a more flexible organization, able to adapt quickly to new ways of working and doing business. Future Fit is built on four themes:

◆	Agility (adapting quickly to new opportunities);
◆	Accountability (owning both problems and solutions);
◆	Acting as One (building on the ideas of others);
◆	Customer centricity (getting closer to customers and better understanding their needs).

These themes have been embedded into performance appraisals, training and remuneration; they also form part of Aegon’s leadership development, assessment and commitments. In addition, change plans aligned and connected with local business goals have been developed to drive the process of change in each of Aegon’s businesses. These and other actions will contribute to a culture focused on long-term value creation. The Management Board regularly discusses progress with the Supervisory Board. Implementation of Future Fit will be the responsibility primarily of Aegon’s local businesses. By the end of 2017, 70% of employees had attended a Future Fit workshop.

To support Future Fit, Aegon is investing in new technical skills. Aegon has identified core capabilities that it believes will be critical to future performance and value creation. These new skills will be either developed internally, through training and development programs6, or brought in through the creation of new jobs or partnerships with other companies.

With Future Fit, Aegon’s aim is to ensure employees also have the skills they will need in their future careers, whether within the Company or outside. Progress with Future Fit is currently tracked through regular employee surveys (this includes awareness of Future Fit, and performance against each of the four themes).

Policies, procedures and outcome7

Aegon’s system of governance is based on checks and balances. This helps the Company manage its business responsibly, protect long-term value creation, and take the best possible decisions for both itself and its stakeholders. As part of this overall approach, Aegon embeds social, environmental and financial considerations, where possible, in both formal procedures and other internal systems and processes. Doing so helps Aegon reduce risk, and ensure better business performance and more inclusive decision-making.

Annual Report on Form 20-F 2017

17	Business overview Non-Financial Statement

The Table below shows how various social and environmental issues are incorporated into Aegon decision-making processes,

as well as the measurement of outcomes, policies and metrics:

Social and environmental issues

Issue	Embedding of social and environmental factors into governance	Outcome measurement & reference	Performance
Code of Conduct	All employees must abide by Aegon’s Code of Conduct. This covers a number of topics, including data protection, environmental responsibility, human rights, and money laundering. The Code of Conduct also contains provisions for reporting suspected illegal and unethical behavior. Aegon has separate global policies to address prevention of financial crime (including fraud, money laundering, economic sanctions, and bribery and corruption).

• Total number of incidents of fraud, involving employees, intermediaries and third parties.

• Significant fines to address cases of misselling.

• Percentage of employees completing training on Code of Conduct.

• Completion of internal risk assessment (SIRA, or Systematic Integrity Risk Assessment), and action items to address any gaps in performance.

• Policy attestation for bribery and corruption risk (Conflict of Interest and Gift & Entertainment Policies).

Incidents of fraud rose last year to 551 (compared with 196 in 2016); this was due to a reported rise in incidents involving third parties. There were no significant fines to address mis-selling. All action items under SIRA for 2016 were tracked to completion. By the end of 2017, 99% of employees had completed training on the Company’s Code of Conduct.
Community investment	Aegon’s Policy for Charitable Donations covers the Company’s objectives with regard to community investment, as well as priority areas, selection criteria, governance and approval. The policy also sets out Aegon’s approach to humanitarian aid.	• Total donations to charities and other good causes. • Donations as percentage of net income. • Value of employee volunteering hours granted.	Total cash donations €8.1 million (+3.8% compared with €7.8 million in 2016). This represented 0.4% of net income, down from 1.3% (due to increase in net income for 2017). Value of volunteering €0.8 million (-20% from €1.0 million in 2016).
Data protection	Aegon’s Global Information Security Policy sets out the Company’s approach to cyber threats and data protection. The policy applies to all Aegon businesses, and is supported by mandatory training in data and cyber security.	• Percentage compliance with terms of Aegon’s Global Information Security Policy. • Total customer complaints related to data privacy breaches.	Customer complaints relating to data privacy 198 (down from 275 in 2016). An internal assessment showed 73% compliance with the Company’s Global Information Security Policy. This is in line with expectations; most examples of non-compliance were in smaller operating units and were minor in nature.
Diversity & inclusion	Aegon’s Statement on Diversity & Non- Discrimination applies to all its businesses	• Total number of women in workforce.	Women in Aegon’s workforce 53% (unchanged); women in senior management
	worldwide. Diversity is also included in Aegon’s Code of Conduct for employees, and there are diversity targets in place for the Company’s Supervisory, Executive and Management Boards.	• Percentage of women in senior management and at Supervisory, Executive or Management Board level.	28% (up from 27%). Please note, Aegon also track internally complaints made via its Ethics Line related to diversity and discrimination issues.
Environment	Aegon’s Environmental Policy emphasizes the importance of minimizing damage to the environment through the Company’s use of energy, water and other utilities. The policy also commits Aegon, where possible, to identifying renewable or sustainable sources of energy.	• Total CO2 emissions from business operations. • Business travel by air, consumption of gas, electricity and water. • Consumption of renewable energy (as percentage of overall energy use).	CO2 emissions 59,491 metric tons (-14% from previous year’s 69,213 metric tons); business travel 80.7 million km (-26%); gas consumption 1.8 million m3 (-20%); electricity consumption 85.7 GwH (-12%); water use 208,531 m3 (-20%). Renewable energy represented 26% of overall energy consumption in 2017 (up from 24%).
Health & safety	Aegon has a Global Health & Safety Statement. This commits the Company to upholding high health & safety standards in its offices. Aegon’s aim is to limit work-related injuries and illnesses to an absolute minimum.	• Number of work-related illnesses and injuries. • Absentee rate (by country of operation).	Work-related injuries and illnesses 167 (-18% from 204 the previous year); absentee rate 2.4%, up from 2.0%.

Annual Report on Form 20-F 2017

18	Business overview Non-Financial Statement

Issue	Embedding of social and environmental factors into governance	Outcome measurement & reference	Performance
Human rights	Aegon’s Human Rights Policy is based on the UN Declaration of Human Rights, the core standards of the International Labor Organization and the principles of the UN Global Compact. The policy commits Aegon to upholding international human rights standards at all businesses where it has sufficient management control and, where possible, to ensure partners live up to the same standards.	• Complaints (internal and external) relating to Aegon’s or business partners’ human rights record. • Results of global human rights risk assessment.	Aegon has a global Ethics Line (which allows anonymous reporting), and an internal process to investigate any allegations of human rights abuse. All Ethics Line matters are reported to the Company’s Supervisory Board Audit Committee, though specific metrics on human rights are not tracked. Aegon completed a global human rights risk assessment in 2016. This assessment showed the Company’s operating environment and geographical spread created a low risk for human rights violations. Aegon’s profile did not change in 2017.
Investment	Aegon has a Responsible Investment Policy, covering all major asset classes. This policy sets out minimum social and environmental standards for the Company’s investments. Aegon also excludes investment in certain areas, including controversial weapons, tobacco, and certain coal mining companies. Aegon’s approach to responsible investment is overseen by a Responsible Investment Strategy Committee, supported by a technical committee, which manages all operational aspects. The Company also has an extensive program of shareholder engagement, focused mainly on social, environmental and governance issues.

• Number of companies engaged as part of Aegon’s approach to responsible investment.

• Engagements related to social and environmental topics.

• Number and type of companies excluded from investment.

• Total investments delivering social & environmental benefits (‘Impact Investments’).

Aegon engaged 335 companies last year as part of its approach to responsible investment; of these 40% focused on social and environmental topics, the remainder on governance issues. A total of 120 companies are currently excluded from investments (these are related primarily to involvement with controversial weapons, coal mining or tobacco). Impact investments totaled €8.0 billion (up from €7.2 billion at the end of 2016).
Procurement	Aegon’s Sustainable Procurement policy sets out business conduct, social and environmental standards for suppliers of goods and other services. Aegon businesses regularly assess suppliers against these standards, and require leading suppliers to sign a ’sustainability declaration’.	• Percentage of Aegon businesses regularly assessing suppliers for social, environmental and governance risk. • Proportion of suppliers where risk has been identified.	Aegon businesses assessing suppliers for environmental, social and governance risk 51% (unchanged from 2016).
Product development	Aegon’s Pricing & Product Development Policy includes the principle of ’reasonable distribution‘. The aim is to ensure that returns are shared reasonably between customers, intermediaries and shareholders, and reduce any risk of unacceptably low returns to customers. The Pricing & Product Development Policy also contains broader market conduct principles aimed at ensuring fair treatment of customers.	• Percentage compliance with terms of the Pricing & Product Development Policy.	An internal assessment of Aegon’s business and operating units showed 95% compliance with the requirements of the policy.
Remuneration	Aegon has a Global Remuneration Framework that details the Company’s approach to pay. The Framework is based on the principle of ’pay for performance‘. Variable pay for Aegon executives and other senior management is based on both financial and non-financial performance metrics (including employee engagement and customer loyalty).	• Percentage of workforce with non-financial metrics in performance appraisals and variable compensation.	Currently, 65% of Aegon’s workforce has non-financial metrics included in appraisals and variable pay.
Risk management	Aegon’s Operational Risk Management Framework covers social and environmental risk. Under this framework, businesses are required to set minimum tolerance levels. Risks covered include tax, processing risk, financial crime and business disruption.	• Number of social or environmental risks flagged as serious or material.	In 2017, no social or environmental risk exceeded Aegon’s operational risk tolerances. The Company has taken steps to further strengthen the monitoring and reporting of market conduct risks; this will continue to be an area of attention for management.

Annual Report on Form 20-F 2017

19	Business overview Non-Financial Statement

Issue	Embedding of social and environmental factors into governance	Outcome measurement & reference	Performance
Tax	Aegon has a Global Tax Policy. This policy is based on the principle of ‘fair taxes’ which means paying the right amount of taxes in the right places. Aegon tax follows business, which means that decisions are taken for business reasons and not for tax advantages.	• Total taxes borne by Aegon (Americas, Netherlands, UK and Other). • Tax collected on behalf of others.

In 2017, Aegon paid a total of €444 million in taxes (this covers corporate income tax, wage tax, irrecoverable VAT or GST, insurance premium tax and other taxes). The Company also collected €2.2 billion in taxes on behalf of governments (including withholding tax, wage tax, insurance premium tax, and other taxes).

Many of Aegon’s internal policies and processes are based on the relevant international standards. These include: the OECD Guidelines for Multinational Enterprises, the UN Declaration of Human Rights, the UN Global Compact and the core standards of the International Labor Organization. In addition, Aegon is a signatory to other international agreements, including the

Extractives Industry Transparency Initiative, and the Principles for both Sustainable Insurance and Responsible Investment. Aegon also reports its contribution to the UN Sustainable Development Goals, adopted in 2015. Details may be found in the Company’s Review.

Annual Report on Form 20-F 2017

20	Business overview Business lines

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

Latin America

◆	Brazil: Life and critical illness insurance; private and company pensions; pension scheme administration; and investment funds.
◆	Mexico: Individual life, group life, and health insurance; saving plans; and investment funds.

Europe

The Netherlands

◆	Life: Products offering protection against mortality, morbidity, and longevity risks, including traditional and universal life, in addition to employer, endowment, term, whole life insurance products; mortgages; annuity products; and banking products, including saving deposits.
◆	Pensions: Individual and group pensions usually sponsored by, or obtained via, an employer. Administration-only services are offered to company and industry pension funds.
◆	Non-life: General insurance, consisting mainly of automotive, liability, disability, household insurance, and fire protection.
◆	Distribution: Independent distribution channel, offering both life and non-life insurance solutions.

United Kingdom

◆	Life: Individual protection products, such as term insurance, critical illness, income protection and international/ offshore bonds.
◆	Pensions: Individual pensions, including self-invested personal pensions and drawdown products, such as guaranteed income drawdown products; group pensions, sponsored by, or obtained via, an employer. Also includes the tied-agent distribution business ‘Origen’.

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

Annual Report on Form 20-F 2017

21	Business overview Business lines

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

Rest of World

Asset management activities in Central & Eastern Europe and Spain & Portugal, in addition to results of the asset management holding.

Strategic partnerships

◆	In China, Aegon Asset Management owns 49% of the shares of Aegon Industrial Fund Management Company, a Shanghai-based asset manager.
◆	In France, Aegon Asset Management has a strategic asset management partnership with La Banque Postale, through a 25% equity stake in La Banque Postale Asset Management.

Annual Report on Form 20-F 2017

22	Business overview Results of operations – Worldwide

Results of operations

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table below in addition to note 5 ‘Segment information’ of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in China, Japan, Mexico, the Netherlands, Portugal and Spain and Aegon’s associates in Brazil, India, Mexico, the Netherlands and United Kingdom.

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

Results 2017 worldwide

Underlying earnings geographically
Amounts in EUR millions	2017	2016	%
Net underlying earnings	1,543	1,483	4
Tax on underlying earnings	559	429	30

Underlying earnings before tax geographically
Americas	1,381	1,249	11
The Netherlands	520	534	(2)
United Kingdom	116	59	98
Central & Eastern Europe	67	55	20
Spain & Portugal	4	8	(47)
Europe	707	655	8
Asia	49	21	131
Asset Management	136	149	(9)
Holding and other activities	(170)	(162)	(5)
Underlying earnings before tax	2,103	1,913	10

Fair value items	142	(840)	n.m.
Gains / (losses) on investments	413	340	21
Net impairments	(39)	(54)	28
Other income / (charges)	(68)	(771)	91
Run-off businesses	30	54	(45)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	2,579	641	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	44	31	45
Income tax	(110)	(203)	46
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(44)	(31)	(45)
Net income / (loss)	2,469	438	n.m.

Commissions and expenses	6,309	6,696	(6)
of which operating expenses	3,878	3,764	3

Annual Report on Form 20-F 2017

23	Business overview Results of operations – Worldwide

New life sales
Amounts in EUR millions	2017	2016	%
Americas	472	542	(13)
The Netherlands	99	111	(11)
United Kingdom	37	66	(44)
Central & Eastern Europe	88	83	6
Spain & Portugal	48	39	23
Europe	273	299	(9)
Asia	151	128	18
Total recurring plus 1/10 single	896	969	(8)

Gross deposits (on and off balance)
Amounts in EUR millions	2017	2016	%
Americas	38,543	40,881	(6)
The Netherlands	8,061	6,686	21
United Kingdom	35,896	5,791	n.m.
Central & Eastern Europe	323	265	22
Spain & Portugal	36	31	15
Europe	44,316	12,773	n.m.
Asia	222	304	(27)
Asset Management	61,332	46,366	32
Total gross deposits	144,412	100,325	44

Net deposits (on and off balance)
Amounts in EUR millions	2017	2016	%
Americas	(29,713)	(1,015)	n.m.
The Netherlands	1,067	1,909	(44)
United Kingdom	4,665	(846)	n.m.
Central & Eastern Europe	176	176	-
Spain & Portugal	13	20	(37)
Europe	5,921	1,260	n.m.
Asia	129	259	(50)
Asset Management	6,913	2,964	133
Total net deposits excluding run-off businesses	(16,750)	3,468	n.m.
Run-off businesses	(338)	(759)	55
Total net deposits / (outflows)	(17,088)	2,709	n.m.

Annual Report on Form 20-F 2017

24	Business overview Results of operations – Worldwide

Worldwide revenues geographically 2017 Amounts in EUR millions
Total life insurance gross premiums	7,437	1,857	9,603	411	208	12,079	983	-	(1)	20,498	(546)	19,952
Accident and health insurance premiums	2,115	203	32	1	83	319	97	-	-	2,531	(20)	2,511
General insurance premiums	-	148	-	216	103	467	-	-	-	466	(103)	363
Total gross premiums	9,553	2,208	9,635	628	394	12,865	1,080	-	(2)	23,496	(670)	22,826

Investment income	3,368	2,172	1,517	49	37	3,774	246	4	5	7,396	(58)	7,338
Fees and commission income	1,919	326	235	43	17	621	63	609	(221)	2,991	(189)	2,802
Other revenue	5	-	-	-	3	3	1	-	4	13	(5)	7
Total revenues	14,844	4,706	11,387	720	450	17,263	1,390	613	(214)	33,895	(922)	32,973

Number of employees, including agent employees	10,951	3,089	3,435	2,337	610	9,471	6,025	1,500	371	28,318

Underlying earnings before tax by line of business
Amounts in EUR millions	2017	2016	%
Life	939	779	21
Individual Savings & Retirement	520	534	(3)
Pensions	603	555	8
Non-life	64	34	85
Asset management	136	149	(9)
Other	(158)	(139)	(14)
Underlying earnings before tax	2,103	1,913	10

Annual Report on Form 20-F 2017

25	Business overview Results of operations – Worldwide

Results 2017 worldwide

Aegon’s net income in 2017 improved compared with 2016 to EUR 2,469 million. Underlying earnings before tax increased by 10% compared with 2016 to EUR 2,103 million in 2017, as higher underlying earnings before tax from the Americas, Europe and Asia were only partly offset by lower Asset Management underlying earnings before tax and Holding and other activities. The net result in 2017 benefited from realized gains of EUR 413 million mainly related to normal trading in the investment portfolio, as well as a EUR 554 million benefit related to the US tax reform. The result from fair value items amounted to a gain of EUR 142 million. Other charges amounted to EUR 68 million in 2017, as the net gain from divestments was more than offset by other items, including charges related to assumption changes and model updates.

Net income

Net income amounted to EUR 2,469 million in 2017 driven by underlying earnings before tax of EUR 2,103 million, realized gains and an effective tax rate of only 4% as a result of a benefit related to US tax reform.

Underlying earnings before tax

Aegon’s underlying earnings before tax increased compared with 2016 to EUR 2,103 million in 2017. This was mainly driven by expense reductions, an improvement in claims experience in the Americas, and higher fee revenue resulting from favorable equity market performance.

◆	Underlying earnings before tax from the Americas increased compared with 2016 to EUR 1,381 million in 2017. Expense reductions, an improvement in claims experience, and higher fee revenue resulting from favorable equity market performance more than offset net outflows.
◆	In Europe, underlying earnings before tax in 2017 increased by 8% compared with 2016 to EUR 707 million. This was mainly driven by higher fee income in the United Kingdom compared with 2016 from favorable equity markets and net inflows. In addition, the inclusion of Cofunds in 2017 led to higher underlying earnings before tax compared with 2016.
◆	In Asia, underlying earnings before tax increased in 2017 compared with 2016 to EUR 49 million as a result of increased underlying earnings before tax from the High Net Worth business, Aegon Insights and the Strategic Partnership in China. This was in part driven by lower expenses compared with 2016 as well as favorable mortality experience, favorable persistency and favorable intangible adjustments related to anticipated investment yields.
◆	Underlying earnings before tax from asset management decreased by 9% in 2017 compared with 2016 to EUR 136 million. This decline was mainly driven by lower underlying earnings before tax from the United Kingdom due to lower management fees.
◆	Total holding costs amounted to EUR 170 million in 2017 compared with EUR 162 million in 2016 impacted by regulatory projects.

Fair value items

The results from fair value items amounted to a gain of EUR 142 million in 2017 compared with a loss of EUR 840 million in 2016. EUR 170 million fair value gains in the United States in 2017 were driven by positive results on hedging programs and the outperformance of real estate investments. These positive results on hedging programs were the result of favorable equity market movements and reflect changes made to the macro equity hedge program throughout 2017 to a 100% option-based program. Fair value losses in Europe amounted to EUR 52 million, as gains on real estate investments in the Netherlands and the positive result from the mismatch on an IFRS basis between interest rate hedges on the mortgage portfolio and the underlying mortgages were more than offset by a fair value loss on the guarantee provision in the Netherlands, as well as negative fair value changes on equity hedges in the United Kingdom, and interest rate hedges in the Netherlands to protect Aegon’s capital position. Gains on interest rate swaps were the main driver of the EUR 24 million fair value gains in 2017 at the holding.

Realized gains on investments

Realized gains on investments amounted to EUR 413 million in 2017 and were primarily related to normal trading activity, the sale of an equity investment in the United States, and gains on bonds to optimize the general account investment portfolio in the Netherlands and the United Kingdom.

Impairment charges

Net impairments of EUR 39 million in 2017 primarily related to a single commercial mortgage loan in the United States and loan loss provisions in connection to growing consumer loan origination in the Netherlands.

Other charges

Other charges amounted to EUR 68 million in 2017. The book gains on the divestments of UMG (EUR 208 million) and the majority of the run-off businesses in the Americas (EUR 231 million) were more than offset by the loss on the

Annual Report on Form 20-F 2017

26	Business overview Results of operations – Worldwide

divestment of an additional block of life reinsurance business in the Americas (EUR 105 million), charges related to assumption changes and model updates (EUR 276 million), a provision in anticipation of a possible settlement in connection with an investigation by the US Securities and Exchange Commission at Aegon’s Asset Management business in the United States (EUR 85 million), and restructuring and integration charges.

Run-off businesses

The results of run-off businesses declined compared with 2016 to EUR 30 million in 2017, mainly as a result of the divestment of the majority of the run-off businesses.

Income tax

Income tax amounted to a charge of EUR 110 million in 2017, and included a EUR 554 million one-time benefit from US tax reform driven by a reduction in net deferred tax liabilities. As a result of this benefit and the tax exempt gain on the sale of UMG, the effective tax rate on total income for 2017 amounted to 4%. The effective tax rate on underlying earnings before tax amounted to 27%.

Commissions and expenses

Commissions and expenses decreased by 6% compared with 2016 to EUR 6.3 billion in 2017, mainly driven by lower sales of life and annuity products in the United States. Operating expenses increased by 3% compared with 2016 to EUR 3.9 billion in 2017. Expense savings were more than offset by higher expenses associated with the acquisitions of Cofunds and BlackRock’s defined contribution business in the United Kingdom.

Production

Compared with 2016, gross deposits in 2017 were up by 44% to EUR 144.4 billion, driven by higher gross deposits in Asset Management and the acquisition of Cofunds. Net outflows amounted to EUR 17.1 billion as inflows in Asset Management and the United Kingdom were more than offset by contract discontinuances from the business acquired from Mercer. These outflows were in line with the guidance provided in 2017, and are driven by the conversion of customers to the Transamerica recordkeeping platform. New life sales declined by 8% compared with 2016 to EUR 896 million in 2017, mostly driven by lower indexed universal life and term life production in the United States and the sale of the annuity business in the United Kingdom, which more than offset the increase in sales in Asia driven by the continued success of the whole life critical illness product. New premium production for accident & health and general insurance decreased by 7% compared with 2016 to EUR 885 million in 2017, mainly as product exits and lower supplemental health sales in the United States more than offset increased general insurance production supported by a portfolio acquisition in Hungary.

Capital management

During 2017, shareholders’ equity decreased by EUR 0.2 billion to EUR 20.3 billion, as net income was more than offset by a weakening of the US Dollar, dividends paid to shareholders, and a reduction in revaluation reserves net of deferred tax liabilities. During the year, the revaluation reserves net of deferred tax liabilities decreased by EUR 0.5 billion to EUR 4.9 billion. The benefit from US tax reform in connection to the reduction in net deferred tax liabilities related to revaluation reserves was more than offset by the adverse impact from higher interest rates. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.1 billion on December 31, 2017, or 8.33 per common share. The gross leverage ratio improved to 28.6% on December 31, 2017, compared with 29.8% at the end of 2016, which was mostly the result of retained earnings. Excess cash in the holding declined in 2017 compared with 2016 to EUR 1.4 billion, as remittances from business units were more than offset by dividends to shareholders, interest payments, operating expenses and capital injections into the units, including a EUR 1 billion injection to increase the Solvency II ratio of Aegon the Netherlands.

On December 31, 2017, Aegon’s estimated Solvency II ratio amounted to 201%, up from 157% at the end of 2016. This increase was driven by capital generation, divestments and an amendment of the conversion methodology for US Life insurance entities under Solvency II. This methodology is consistent with EIOPA’s guidance on how to calculate group solvency in the context of equivalence. It includes a conversion factor of 150% for required capital and reducing own funds by 100% RBC requirement to reflect transferability restrictions. The methodology is subject to annual review. The RBC ratio in the United States increased from 440% at year-end 2016 to 472% on December 31, 2017. The benefit to the ratio from capital generation and the divestment of the majority of the run-off businesses more than offset remittances to the Group. In the Netherlands, the estimated Solvency II ratio at the end of 2017 amounted to 199%, up from 134% at the end of 2016. The ratio benefited from the aforementioned capital injection, model changes, derisking and the divestment of UMG. The estimated Solvency II ratio at the end of 2017 of Aegon United Kingdom amounted to 176%, up from 156% at the end of 2016. The capital generation, the completion of the Part VII transfers related to the divestment of the majority of the UK annuity book and model changes more than offset remittances to the Group.

The Solvency ratios as disclosed in this section represent Aegon’s estimates, are not final until filed with the regulator, and are subject to supervisory review.

Dividends from and capital contributions to business units

Aegon’s business units remitted over EUR 1.8 billion to the Group during 2017, including EUR 1.4 billion from the Americas, EUR 176 million from Asia and EUR 167 million from the United Kingdom. Aegon spent EUR 1.1 billion on capital injections, including EUR 1 billion into the Netherlands.

Annual Report on Form 20-F 2017

27	Business overview Results of operations – Worldwide

Results 2016 worldwide

Underlying earnings geographically
Amounts in EUR millions	2016	2015	%
Net underlying earnings	1,483	1,481	-
Tax on underlying earnings	429	386	11

Underlying earnings before tax geographically
Americas	1,249	1,278	(2)
The Netherlands	534	537	(1)
United Kingdom	59	(27)	n.m.
Central & Eastern Europe	55	37	51
Spain & Portugal	8	12	(38)
Europe	655	559	17
Asia	21	20	3
Asset Management	149	170	(12)
Holding and other activities	(162)	(161)	-
Underlying earnings before tax	1,913	1,867	2

Fair value items	(840)	(651)	(29)
Gains / (losses) on investments	340	346	(2)
Net impairments	(54)	49	n.m.
Other income / (charges)	(771)	(2,180)	65
Run-off businesses	54	88	(39)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	641	(482)	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	31	33	(6)
Income tax	(203)	51	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(31)	(33)	6
Net income / (loss)	438	(431)	n.m.

Commissions and expenses	6,696	6,916	(3)
of which operating expenses	3,764	3,734	1

New life sales
Amounts in EUR millions	2016	2015	%
Americas	542	599	(9)
The Netherlands	111	130	(15)
United Kingdom	66	72	(8)
Central & Eastern Europe	83	91	(9)
Spain & Portugal	39	39	1
Europe	299	332	(10)
Asia	128	173	(26)
Total recurring plus 1/10 single	969	1,104	(12)

Gross deposits (on and off balance)
Amounts in EUR millions	2016	2015	%
Americas	40,881	36,999	10
The Netherlands	6,686	5,137	30
United Kingdom	5,791	6,096	(5)
Central & Eastern Europe	265	227	17
Spain & Portugal	31	29	8
Europe	12,773	11,489	11
Asia	304	408	(25)
Asset Management	46,366	33,722	37
Total gross deposits	100,325	82,618	21

Annual Report on Form 20-F 2017

28	Business overview Results of operations – Worldwide

Net deposits (on and off balance)
Amounts in EUR millions	2016	2015	%
Americas	(1,015)	7,754	n.m.
The Netherlands	1,909	1,885	1
United Kingdom	(846)	(1,096)	23
Central & Eastern Europe	176	63	180
Spain & Portugal	20	17	20
Europe	1,260	869	45
Asia	259	353	(27)
Asset Management	2,964	8,235	(64)
Total net deposits excluding run-off businesses	3,468	17,211	(80)
Run-off businesses	(759)	(833)	9
Total net deposits / (outflows)	2,709	16,378	(83)

Worldwide revenues geographically 2016 Amounts in EUR millions
Total life insurance gross premiums	7,363	2,015	9,888	399	191	12,493	1,121	-	(78)	20,898	(498)	20,400
Accident and health insurance premiums	2,204	210	36	1	73	320	104	-	(4)	2,624	(15)	2,609
General insurance premiums	-	266	-	179	92	536	-	-	-	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	13,348	1,225	-	(82)	24,058	(606)	23,453

Investment income	3,717	2,135	1,661	45	45	3,886	232	3	3	7,841	(54)	7,788
Fees and commission income	1,651	350	95	36	14	495	61	632	(242)	2,596	(188)	2,408
Other revenue	4	-	-	-	2	2	-	1	3	11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	17,732	1,517	636	(318)	34,507	(852)	33,655

Number of employees, including agent employees	11,943	4,464	2,673	2,317	600	10,054	5,579	1,474	330	29,380

Underlying earnings before tax by line of business
Amounts in EUR millions	2016	2015	%
Life	779	774	1
Individual Savings & Retirement	534	604	(12)
Pensions	555	440	26
Non-life	34	17	99
Asset management	149	170	(12)
Other	(139)	(139)	-
Underlying earnings before tax	1,913	1,867	2

Annual Report on Form 20-F 2017

29	Business overview Results of operations – Worldwide

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

Annual Report on Form 20-F 2017

30	Business overview Results of operations – Worldwide

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

Production

In 2016, compared with 2015, gross deposits were up 21% to EUR 100.3 billion, driven by higher gross deposits in asset management and Retirement Plans in the United States. Net deposits, excluding run-off businesses, declined to EUR 3.5 billion in 2016 compared with 2015, mostly due to lower gross deposits in variable annuities, anticipated contract discontinuances from the business acquired from Mercer, and low asset management net flows. The latter were mainly driven by market insecurity following the Brexit vote and a reduction in flows from money market funds in China. New life sales declined by 12% compared with 2015 to EUR 969 million in 2016, mostly driven by lower universal life and term life production in the United States, fewer pension buy-out sales in the Netherlands, and lower sales in Asia as a result of Aegon’s strict pricing policy in a low rate environment. New premium production for accident & health and general insurance decreased by 9% compared with 2015 to EUR 954 million in 2016, mainly as a result of several product exits and a lower contribution from portfolio acquisitions.

Capital management

During 2016, shareholders’ equity decreased by EUR 1.9 billion to EUR 20.5 billion, as a result of a EUR 400 million share buyback and the impact from higher interest rates on revaluation reserves. During the year, the revaluation reserves decreased by EUR 1.1 billion to EUR 5.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.0 billion on December 31, 2016, or 8.31 per common share. The gross leverage ratio increased to 29.8% on December 31, 2016, compared with 28.4% at the end of 2015, which was mostly the result of the issuance of EUR 500 million senior unsecured notes. Excess cash in the holding increased from EUR 1.4 billion at the end of 2015 to EUR 1.5 billion on December 31, 2016, as net remittances from business units and the aforementioned issuance of senior unsecured notes more than offset the EUR 400 million share buyback, dividends to shareholders, interest payments and operating expenses.

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

The Solvency ratios as disclosed in this section represent Aegon’s estimates, are not final until filed with the regulator and subject to supervisory review. Solvency II capital ratios are still subject to final interpretations of Solvency II regulations including the assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes in the Netherlands of 75%.

Dividends from and capital contributions to business units

Aegon received EUR 1.1 billion of dividends from its business units during 2016 from the Americas, asset management, Central & Eastern Europe and Spain & Portugal. Aegon spent EUR 0.2 billion on capital contributions.

Annual Report on Form 20-F 2017

31	Business overview Results of operations – Americas

Results 2017 Americas

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
Net underlying earnings	1,158	1,059	9	1,026	956	7
Tax on underlying earnings	401	323	24	355	292	22
Underlying earnings before tax by business
Life	251	174	44	222	157	41
Accident & Health	284	218	30	252	197	28
Retirement plans	315	280	13	279	253	11
Mutual funds	54	50	8	48	45	6
Variable annuities	410	393	4	363	355	2
Fixed annuities	145	172	(15)	129	155	(17)
Stable Value Solutions	99	96	3	88	87	1
Latin America	1	1	66	1	1	63
Underlying earnings before tax	1,560	1,382	13	1,381	1,249	11

Fair value items	192	(577)	n.m.	170	(521)	n.m.
Gains / (losses) on investments	177	(14)	n.m.	157	(13)	n.m.
Net impairments	(19)	(33)	44	(17)	(30)	45
Other income / (charges)	(409)	(111)	n.m.	(353)	(100)	n.m.
Run-off businesses	33	60	(44)	30	54	(45)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,535	706	117	1,369	638	115

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	3	48	5	3	45
Income tax	227	(88)	n.m.	198	(80)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(3)	(48)	(5)	(3)	(45)
Net income / (loss)	1,762	618	185	1,567	559	181

Life insurance gross premiums	8,397	8,150	3	7,437	7,363	1
Accident and health insurance premiums	2,388	2,440	(2)	2,115	2,204	(4)
Total gross premiums	10,786	10,590	2	9,553	9,567	-

Investment income	3,803	4,114	(8)	3,368	3,717	(9)
Fees and commission income	2,167	1,828	19	1,919	1,651	16
Other revenues	6	5	20	5	4	18
Total revenues	16,761	16,537	1	14,844	14,940	(1)

Commissions and expenses	4,071	4,532	(10)	3,606	4,095	(12)
of which operating expenses	1,798	1,834	(2)	1,593	1,656	(4)

Annual Report on Form 20-F 2017

32	Business overview Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
New life sales	2017	2016	%	2017	2016
Life	460	547	(16)	407	494	(18)
Latin America	74	53	39	65	48	37
Total recurring plus 1/10 single	533	600	(11)	472	542	(13)

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
New premium production accident and health insurance	818	895	(9)	725	808	(10)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2017	2016	%	2017	2016	%
Life	7	8	(22)	6	8	(23)
Retirement plans	34,235	35,137	(3)	30,321	31,743	(4)
Mutual funds	5,695	5,467	4	5,043	4,939	2
Variable annuities	3,190	4,375	(27)	2,825	3,952	(29)
Fixed annuities	317	254	25	281	230	22
Latin America	75	10	n.m.	66	9	n.m.
Total gross deposits	43,518	45,251	(4)	38,543	40,881	(6)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2017	2016	%	2017	2016	%
Life	(33)	(40)	19	(29)	(37)	21
Retirement plans	(30,480)	268	n.m.	(26,995)	242	n.m.
Mutual funds	377	38	n.m.	334	34	n.m.
Variable annuities	(2,284)	(125)	n.m.	(2,023)	(113)	n.m.
Fixed annuities	(1,181)	(1,265)	7	(1,046)	(1,143)	8
Latin America	52	1	n.m.	46	1	n.m.
Total net deposits excluding run-off businesses	(33,549)	(1,123)	n.m.	(29,713)	(1,015)	n.m.
Run-off businesses	(382)	(841)	55	(338)	(759)	55
Total net deposits / (outflows)	(33,931)	(1,964)	n.m.	(30,051)	(1,774)	n.m.

	Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR	2017	2016	December 31, 2017	December 31, 2016
USD	1.1291	1.1069	1.2008	1.0548

Annual Report on Form 20-F 2017

33	Business overview Results of operations – Americas

Results 2017 Americas

The net income from the Americas amounted to USD 1.8 billion in 2017. Underlying earnings before tax in 2017 increased by 13% compared with 2016 to USD 1.6 billion as expense reductions, an improvement in claims experience, and higher fee revenue resulting from favorable equity market performance more than offset net outflows. Gross deposits decreased by 4% to USD 43.5 billion in 2017 compared with 2016, mainly as a result of lower variable annuity and retirement plans deposits. New life sales declined to USD 533 million in 2017 compared with 2016 due to lower indexed universal life and term life sales, partly as a result of not following competitors’ pricing changes. New premium production for accident & health insurance was down 9% to USD 0.8 billion in 2017 compared with 2016, as product exits and lower supplemental health sales more than offset higher travel sales.

Net income

The net income amounted to USD 1.8 billion in 2017, as underlying earnings before tax, gains from fair value items, realized gains, a net gain on divestments, and a benefit from US tax reform were partly offset by other charges which mainly relate to model updates and assumption changes. Underlying earnings before tax in 2017 strongly increased compared with 2016 to USD 1.6 billion. Results on fair value items amounted to a gain of USD 192 million in 2017, which was primarily related to changes to hedging programs to a 100% option based program and real estate investments. Income before tax from run-off businesses in 2017 almost halved compared with 2016 to USD 33 million following the divestment of the majority of run-off businesses in 2017, while realized gains on investments in 2017 amounted to USD 177 million. Net impairments amounted USD 19 million in 2017, primarily related to a single commercial mortgage loan. Other charges of USD 409 million in 2017 mainly related to the impact of model updates and assumption changes related to conversion of the largest block of universal life business to a new model and a provision in anticipation of a possible settlement in connection with an investigation by the US SEC (USD 51 million), which more than offset a net gain on divestments due to the sale of BOLI/COLI and Payout annuities (USD 250 million) and life reinsurance block (USD 119 million). The benefit from US tax reform amounted to USD 626 million driven by a reduction in deferred tax liabilities.

Underlying earnings before tax

Underlying earnings before tax in 2017 increased by 13% compared with 2016 to USD 1.6 billion. Expense reductions, an improvement in claims experience, and higher fee revenue resulting from favorable equity market performance more than offset net outflows.

◆	Underlying earnings before tax from Life increased to USD 251 million in 2017 compared with USD 174 million in 2016. This increase was mainly driven by an improvement in mortality experience.
◆	Accident & Health underlying earnings before tax increased by 30% to USD 284 million in 2017 compared with USD 218 million in 2016, as an improvement in claims experience and expense savings more than offset the negative impact on underlying earnings before tax of product exits.
◆	Underlying earnings before tax from Mutual Funds increased by USD 4 million in 2017 compared with 2016 to USD 54 million. Increased fee income from higher average account balances driven by equity market performance and inflows more than offset increased expenses.
◆	Retirement Plans underlying earnings before tax were up 13% to USD 315 million in 2017 compared with USD 280 million in 2016, primarily driven by increased fee income compared with 2016. This was the result of higher fee revenue from higher asset balances with favorable equity market performance more than offsetting net outflows related to the conversion of the Mercer business to Transamerica’s platform.
◆	Underlying earnings before tax from Variable Annuities increased by 4% to USD 410 million in 2017 compared with USD 393 million in 2016 , primarily driven by the benefit of expense savings and increased fee income compared with 2016. This was the result of higher fee revenue from higher asset balances with favorable equity market performance more than offsetting net outflows.
◆	Fixed Annuity underlying earnings before tax decreased by 15% in 2017 compared with 2016 to USD 145 million, reflecting the continued balance reduction and unfavorable adjustments of deferred acquisition costs.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 99 million in 2017 compared with USD 96 million in 2016 mainly due to lower hedging costs.
◆	Latin America remained stable at USD 1 million of underlying earnings before tax in 2017.

Annual Report on Form 20-F 2017

34	Business overview Results of operations – Americas

Commissions and expenses

Commissions and expenses decreased by 10% compared with 2016 to USD 4.1 billion in 2017 mainly driven by lower sales of life and annuity products. Operating expenses decreased by 2% compared with 2016 to USD 1.8 billion in 2017 as a result of expense savings, which were partly offset by investments in business transformation and project expenses.

Production

Gross deposits decreased by 4% in 2017 compared with 2016 to USD 43.5 billion. Higher gross deposits in Mutual Funds and Latin Americas in 2017 were more than offset by a decline in variable annuity and retirement plan deposits compared with 2016. Decreased variable annuity deposits in 2017 compared with 2016 were caused by lower market demand following the implementation of the Department of Labor Fiduciary Rule, in addition to not following competitors’ pricing changes for some products and partners deciding to offer their own variable annuities solutions. Retirement plan deposits decreased in 2017 compared with 2016, as higher recurring deposits were more than offset by lower takeover deposits. Net outflows amounted to USD 33.9 billion due to contract discontinuances from the business acquired from Mercer. These outflows were in line with guidance provided in 2017, and are driven by the conversion of customers to the Transamerica recordkeeping platform.

New life sales declined by 11% in 2017 to USD 533 million compared with 2016, as a result of lower indexed universal life and term life sales. Universal life production was down in 2017 compared with 2016, as a result of a decline in market share in indexed universal life. Sales of term life products declined in 2017 compared with 2016 as Aegon did not lower its pricing in line with a number of its competitors. New premium production for accident & health insurance was down by 9% to USD 0.8 billion in 2017 compared with 2016, as product exits and lower supplemental health sales more than offset higher travel sales.

Annual Report on Form 20-F 2017

35	Business overview Results of operations – Americas

Results 2016 Americas

	Amounts in USD millions			Amounts in EUR millions
	2016	2015	%	2016	2015	%
Net underlying earnings	1,059	1,100	(4)	956	991	(4)
Tax on underlying earnings	323	318	2	292	286	2
Underlying earnings before tax by business
Life	174	207	(16)	157	186	(16)
Accident & Health	218	165	32	197	149	32
Retirement plans	280	261	7	253	235	7
Mutual funds	50	50	-	45	45	-
Variable annuities	393	503	(22)	355	453	(22)
Fixed annuities	172	131	31	155	118	32
Stable Value Solutions	96	101	(4)	87	91	(4)
Latin America	1	1	(41)	1	1	(41)
Underlying earnings before tax	1,382	1,418	(3)	1,249	1,278	(2)

Fair value items	(577)	(768)	25	(521)	(691)	25
Gains / (losses) on investments	(14)	(83)	83	(13)	(74)	83
Net impairments	(33)	79	n.m.	(30)	71	n.m.
Other income / (charges)	(111)	(1,013)	89	(100)	(913)	89
Run-off businesses	60	98	(39)	54	88	(39)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	706	(268)	n.m.	638	(241)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	3	5	(32)	3	5	(32)
Income tax	(88)	7	n.m.	(80)	6	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(3)	(5)	32	(3)	(5)	32
Net income / (loss)	618	(261)	n.m.	559	(235)	n.m.

Life insurance gross premiums	8,150	7,821	4	7,363	7,046	5
Accident and health insurance premiums	2,440	2,515	(3)	2,204	2,266	(3)
Total gross premiums	10,590	10,336	2	9,567	9,312	3

Investment income	4,114	4,085	1	3,717	3,680	1
Fees and commission income	1,828	1,891	(3)	1,651	1,704	(3)
Other revenues	5	11	(56)	4	9	(56)
Total revenues	16,537	16,322	1	14,940	14,705	2

Commissions and expenses	4,532	4,489	1	4,095	4,044	1
of which operating expenses	1,834	1,843	(1)	1,656	1,660	-

Annual Report on Form 20-F 2017

36	Business overview Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
New life sales	2016	2015	%	2016	2015	%
Life	547	622	(12)	494	561	(12)
Latin America	53	42	24	48	38	25
Total recurring plus 1/10 single	600	665	(10)	542	599	(9)

	Amounts in USD millions			Amounts in EUR millions
	2016	2015	%	2016	2015	%
New premium production accident and health insurance	895	1,003	(11)	808	904	(11)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2016	2015	%	2016	2015	%
Life	8	7	21	8	6	21
Retirement plans	35,137	27,833	26	31,743	25,075	27
Mutual funds	5,467	5,084	8	4,939	4,580	8
Variable annuities	4,375	7,857	(44)	3,952	7,079	(44)
Fixed annuities	254	276	(8)	230	249	(8)
Latin America	10	12	(14)	9	10	(13)
Total gross deposits	45,251	41,069	10	40,881	36,999	10

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2016	2015	%	2016	2015	%
Life	(40)	(38)	(6)	(37)	(34)	(7)
Retirement plans	268	7,945	(97)	242	7,158	(97)
Mutual funds	38	(6)	n.m.	34	(5)	n.m.
Variable annuities	(125)	2,416	n.m.	(113)	2,177	n.m.
Fixed annuities	(1,265)	(1,711)	26	(1,143)	(1,541)	26
Latin America	1	-	186	1	-	187
Total net deposits excluding run-off businesses	(1,123)	8,607	n.m.	(1,015)	7,754	n.m.
Run-off businesses	(841)	(925)	9	(759)	(833)	9
Total net deposits / (outflows)	(1,964)	7,682	n.m.	(1,774)	6,920	n.m.

	Weighted average rate		Closing rate as of
Exchange rates Per 1 EUR	2016	2015	December 31, 2016	December 31, 2015
USD	1.1069	1.1100	1.0548	1.0863

Annual Report on Form 20-F 2017

37	Business overview Results of operations – Americas

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
◆	Accident & Health underlying earnings before tax increased to USD 218 million in 2016 compared with USD 165 million in 2015, as an improvement in long-term care morbidity experience and expense savings more than offset the negative impact on underlying earnings before tax of product exits.
◆	Underlying earnings before tax from Mutual Funds were stable in 2016 compared with 2015 at USD 50 million.
◆	Retirement Plans underlying earnings before tax were up to USD 280 million in 2016 compared with USD 261 million in 2015, primarily driven by the benefit of expense savings and increased fee income compared with 2015. Increased fee income resulted from higher average account balances driven by equity market performance, which more than offset margin pressure arising from the competitive environment on fees.
◆	Underlying earnings before tax from Variable Annuities declined to USD 393 million in 2016 compared with USD 503 million in 2015 as a result of lower underlying earnings before tax from the declining closed block, lower margins on new business and adverse claims experience.
◆	Fixed Annuity underlying earnings before tax increased by 31% in 2016 compared with 2015 to USD 172 million, as an increase in the result from adjustments to intangible assets more than offset the continued balance reduction.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 96 million in 2016 compared with USD 101 million in 2015 due to lower average account balances.
◆	Latin America contributed USD 1 million to underlying earnings before tax in 2016.

Annual Report on Form 20-F 2017

38	Business overview Results of operations – Americas

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

Annual Report on Form 20-F 2017

39	Business overview Results of operations – Americas

Overview of Americas

Aegon Americas operates under the Transamerica brand in the United States, and has joint venture operations in Brazil and Mexico and a small operation in Canada.

Aegon in the US

Transamerica is one of the leading life insurance organizations in the United States, and the largest of Aegon’s operating units worldwide. Its businesses in the US serve customers in all fifty states and the District of Columbia, and employ approximately 10,000 people. Most Aegon companies in the United States operate under the Transamerica brand. Its companies have existed since the mid-19th century, and its primary offices are in Cedar Rapids, Iowa, Denver, Colorado and Baltimore, Maryland -with additional offices located throughout the United States.

Through its subsidiaries and affiliated companies, Aegon provides a wide range of life insurance, long-term care insurance, and voluntary benefits including supplemental health insurance, retirement plans, recordkeeping and advisory services, annuities and other long-term savings and investment products.

Aegon employs a variety of distribution channels to help customers access its products and services as suits their needs. These include brokerage, partner (including career/captive), institutional/workplace and wholesale distribution channels.

Aegon in Brazil

Aegon has a 50% interest in Mongeral Aegon Seguros e Previdência S.A. (hereafter referred to as Mongeral Aegon), Brazil’s fourth largest independent (i.e. non-bank affiliated) life insurer. To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a new life insurance and pensions company dedicated to providing life insurance and pension products to the Sicoob system. As of December 2017, Aegon Brazil had 550 employees.

Aegon in Mexico

Aegon has a joint venture with Administradora Akaan S.A. de C.V. called Akaan-Aegon S.A.P.I. de C.V Operating as Akaan Transamerica, this Mexico City-based organization launched a series of mutual funds in October 2017, targeting family offices, high net worth individuals, and institutions. As of December 31, 2017, Aegon Mexico had 25 employees.

In 2006, Aegon acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company (‘Seguros Argos’); and as such acquisition was completed, In 2017, the Mexican shareholders of Seguros Argos agreed to purchase Aegon’s shares for an undisclosed amount and end the Afore Argos joint venture. This was a mutual decision that allows both parties to pursue new opportunities and new relationships in Mexico.

Aegon in Canada

In Canada, Aegon operates an insurance agency under the name World Financial Group Insurance Agency of Canada Inc. (WFGIA), in addition to an affiliated securities dealer under the name WFG Securities, Inc. (WFGS). WFGIA offers life insurance and segregated funds, and WFGS offers mutual funds.

Organizational structure

Aegon USA

Aegon USA was formed in 1989, when Aegon brought all of its operating companies in the United States together under a single financial services holding company: Aegon USA, LLC. On December 31, 2015, Aegon USA, LLC was merged into Transamerica Corporation, which is the holding company for the US operations. Business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this business overview refers to the operating subsidiaries in the United States, collectively or individually, through which Aegon conducts business. Aegon USA has operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Aegon USA’s primary insurance subsidiaries are:

◆	Transamerica Life Insurance Company;
◆	Transamerica Financial Life Insurance Company;
◆	Transamerica Advisors Life Insurance Company;
◆	Transamerica Premier Life Insurance Company; and
◆	Transamerica Casualty Insurance Company.

Aegon USA is a functionally organized firm that aims to meet customers’ needs and create a consistent, positive experience for customers, business partners and employees. Aegon USA is structured in such a way as to provide relevant customer solutions that are easy to understand, and that address the full range of customers’ financial protection and savings needs at every stage of life as they save, invest, protect and create retirement income. Moreover, Aegon USA’s structure enables it to leverage Transamerica’s brand strength, expertise and capabilities in order to fulfill Aegon’s purpose of helping people achieve a lifetime of financial security.

The business lines operated through one or more of Aegon USA’s life insurance companies include: life insurance, accident & health insurance, mutual funds, variable annuities, fixed annuities, retirement plans, stable value solutions, and Latin America. The business lines, described in greater detail below, represent groups of products and services that Aegon USA offers through a number of distribution methods and sales channels. Products are also offered and distributed through

Annual Report on Form 20-F 2017

40	Business overview Results of operations – Americas

one or more of Aegon USA’s licensed insurance or brokerage subsidiary companies.

Overview of sales and distribution channels

Aegon USA’s distribution channels are organized so as to meet customer needs and offer solutions to the third-party distributors that provide guidance to Aegon USA customers. Each channel is focused on a number of primary target market segments, which fall under four main categories: Brokerage, Partner, Institutional / Workplace, and Wholesale.

Brokerage

Aegon USA offers protection products (life insurance and accident & health insurance) through third-party distribution outlets known as ‘Brokerage General Agents’ or ‘Independent Wholesale Organizations’. These are typically non-registered products sold through independent insurance agents. This channel offers life insurance (term life, universal life, variable universal life, index universal life and whole life insurance), long-term care and supplemental health products and services through approximately 65,000 independent brokerage distributors and financial institutions that target the affluent, emerging affluent and middle markets. These products are designed for family protection, business needs and legacy planning.

Partner

One of Aegon USA’s partners, ‘Transamerica Financial Network,’ provides advice and guidance to individuals to meet their protection and investment needs. With over 54,000 associates (World Financial Group), approximately 3,000 of which are registered broker-dealer and investment advisers (with Transamerica Financial Advisors Inc.), together with 1,700 agents (Transamerica Agency Network), Transamerica Financial Network offers insurance, annuities, mutual funds, retirement plans and managed accounts to individuals. This channel provides the same life and health products as the brokerage channel, with a focus on the middle and emerging affluent markets.

Institutional/Workplace

Aegon USA offers mutual funds, annuities, rollover individual retirement accounts (IRAs), life insurance (universal life, whole life and term life), supplemental health products (critical illness, cancer, hospital indemnity, supplemental medical expense, short-term disability, vision, and dental policies), accident products, and stable value solutions in this channel. The channel focuses on the sale of products to consumers through the employer segment, also known as the workplace. Aegon USA also offers individual products through institutions including large broker-dealer research and advisory platforms and large registered investment advisers.

Wholesale

Aegon USA offers annuities, mutual funds, retirement plans, life insurance and long-term care products through partnerships with independent broker-dealers that want a direct relationship with Aegon USA. The broker-dealer network is broken out into three areas: banks, wirehouses, and independent financial planners. Aegon USA’s wholesalers are dedicated to one business line, but work closely together to refer advisors across Aegon USA’s multiple business lines with the intent of creating deeper partnerships with advisors and becoming even more relevant in the financial lives of customers.

Other

On December 8, 2016, Aegon announced that it would exit the Affinity and direct response channels of its accident and health lines, Transamerica wound-down its commitments and distribution operations throughout 2017 and will continue to do so in 2018.

Overview of business lines

Life

Aegon USA offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Products offered include term life, universal life, variable universal life, index universal life and whole life insurance.

Term life insurance

Term life insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions are available on term insurance.

Universal life insurance

Universal life insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are paid to cover charges in the month that follows, which are called “monthly deductions”. In determining the monthly deduction rate to apply to a specific policy plan, Aegon USA takes a wide number of factors into account that impact the cost of providing the insurance, including but not limited to: interest rates, mortality, persistency, premium funding levels, taxes, and other expenses associated with such plan. Any changes in the monthly deduction rate reflect Aegon USA’s current expectations with respect to future policy performance. At any time, the policy owner is able to see the maximum monthly deduction rate that can be charged. Some versions of this product have ‘secondary guarantees.’ These maintain life insurance coverage when cash value is insufficient, as long as the customer pays a specified minimum premium each year.

Variable universal life insurance

Variable universal life insurance is cash-value life insurance that offers both a death benefit and cash value accumulation potential. The premium amount for variable universal life insurance is flexible and within contract limits may be changed by the consumer. Coverage amount may change as well. The investment feature usually includes ‘sub-accounts,’ which provide

Annual Report on Form 20-F 2017

41	Business overview Results of operations – Americas

exposure to stocks and bonds. This exposure increases cash value return potential but also risk of additional premium requirements or lower coverage amounts over a universal life or permanent insurance policy.

Index universal life insurance

Index Universal Life (IUL) insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an appealing alternative to regular Universal Life - for which interest is credited at a fixed rate - and Variable Universal Life, in which the cash value is directly exposed to ups and downs of the market.

Long-term care riders that provide benefits if policyholders are unable to perform two or more specific activities of daily living or develop a severe cognitive impairment, and living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions, are both available on IUL.

Whole life insurance

Whole life insurance provides permanent death benefit protection, provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

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

A number of these products provide policyholders with lump sum or specified payments if such policyholders are hospitalized, injured, or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance. Medical stop-loss insurance offered to employers to protect against catastrophic losses under self-funded health plans will be discontinued after a wind-down period.

Long-term care insurance

Long-term care (LTC) insurance products provide benefits to policyholders that require qualified LTC services as they are unable to perform two or more specific activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect a policyholder’s assets from the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC. The LTC product is offered as a standalone product or as a rider to certain life insurance products.

Casualty insurance

Casualty insurance products include travel, involuntary unemployment and bike insurance products that provide protection for covered trips, unemployment and damage/loss to bicycles, respectively. Following the announcement to exit the Affinity and direct response channels, these casualty products will be discontinued after a wind-down period.

Mutual funds

Mutual funds are professionally managed investment vehicles made up of a pool of money collected from many investors for the purpose of investing in different security types such as stocks, bonds, money market instruments and other securities. Transamerica offers mutual funds for many asset classes, including US equity, global/international equity, fixed income, and alternative investments, together with asset allocation and target date funds. Transamerica mutual funds utilize the portfolio management expertise of asset managers across the industry in a sub-advised platform using managers both affiliated and not affiliated with Aegon. These managers are subject to a rigorous selection process and are monitored through a continuous due-diligence process conducted by Transamerica Asset Management.

Exchange Traded Funds (ETFs) are a pooled investment vehicle with shares that investors can buy and sell throughout the day on an exchange. On August 2, 2017, Transamerica launched a suite of managed risk exchange-traded funds DeltaShares.

Variable annuities

Variable annuities allow the holder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Additional insurance guarantees, also referred to as riders, can be added to variable annuities, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection.

Fixed annuities

Fixed annuities allow investors to make a lump-sum payment or a series of payments and receive income in the form of periodic payments that can begin immediately or after a period of time. Aegon USA has de-emphasized traditional fixed deferred annuities, and is not actively marketing new sales. The traditional fixed deferred annuity book is, according to plan, continuing

Annual Report on Form 20-F 2017

42	Business overview Results of operations – Americas

to reduce over time. Aegon USA actively offers a fixed-index annuity that may credit interest based, in part, on the percentage change in the value of the selected index account option(s) at the start and end of the crediting period. A fixed account option is also available. Additional guarantees, also referred to as riders, can be added to fixed-index annuities, including GLBs. Aegon USA’s fixed-index annuity is distributed through third-party or affiliated broker-dealers and/or insurance agencies.

Retirement plans and IRAs

Comprehensive and customized retirement plan services are offered to employers across the entire spectrum of defined benefit, defined contribution and non-qualified deferred compensation plans. Services are also offered to individuals rolling over funds from other qualified retirement funds or Individual Retirement Accounts (IRAs).

Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments. Aegon USA also partners with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top ten defined contribution record-keeper in the United States based on plan participants and assets.

Plan sponsors have access to a wide array of investment options. Depending on the product chosen by the plan sponsor, unrestricted access to the entire universe of publicly-available investments can be offered. Certain smaller plans have access to an array of hundreds of investment choices from more than 40 investment advisory companies.

Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice® is an option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s line-up.

For individual plan participants in transition due to a job loss or change or planned retirement, services are offered through the Transamerica Advice Center, a team of experienced registered representatives and investment advisor representatives. Services and products include IRAs, advisory services, annuities and access to other financial products and resources.

Stable Value Solutions

Synthetic Guaranteed Investment Contracts (GICs) are offered primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. A synthetic GIC ‘wrapper’ is offered around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants, while ensuring that investment fund conditions are met.

Latin America

Aegon’s businesses in Latin America are comprised of a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer, and a 99.99% interest in Akaan-Aegon S.A.P.I. de C.V., a joint venture with Administradora Akaan S.A. de C.V., which operates as Akaan Transamerica in Mexico.

Mongeral Aegon’s insurance activities include pension product distribution, individual and group life insurance products, mutual fund management, and administrative services. To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a new life insurance and pensions company dedicated to providing life insurance and pension products to the Sicoob system. The joint venture began operations on March

1, 2017, and distributes products through Sicoob, the largest cooperative financial system in the country, with over 3.2 million associates and 2,340 points of service. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. This agreement represents a key expansion of distribution for Mongeral Aegon, which already serves over 2 million customers nationwide through over 4,000 brokers

Akaan Transamerica offers a wide variety of Mexican and International mutual funds as well as diversified global investment solutions. In addition to the wide variety of investment products, Akaan Transamerica offers integrated investment solutions for individuals and companies based on their financial needs.

In 2017, the Mexican shareholders of Seguros Argos agreed to purchase Aegon’s shares for an undisclosed amount, ending the Seguros Argos joint venture. This was a mutual decision which allows both parties to pursue new opportunities and new relationships in Mexico.

Run-off businesses

On June 28, 2017, Aegon completed the divestment of its two largest US run-off businesses, the payout annuity business and the Bank Owned / Corporate Owned Life Insurance business (BOLI/COLI) to Wilton Re. The transaction was in line with the Company’s stated strategic objective to reduce the amount of capital allocated to its run-off businesses.

Payout annuities are a form of immediate annuity purchased to provide periodic payments on an agreed schedule, in general to provide settlements of legal claims, product liability, pension payouts or other payment structured settlement. New sales of payout annuities were discontinued in 2003. BOLI/COLI products are purchased as an efficient way for banks and corporations to finance long-term employee benefit liabilities.

Annual Report on Form 20-F 2017

43	Business overview Results of operations – Americas

The bank or corporation insures key employees, and is the owner and beneficiary of the policies. New sales of BOLI/COLI were discontinued in 2010.

Institutional spread-based business

This business was put into run-off in 2009. The primary products included Guaranteed Investment Contracts (GICs), funding agreements and medium-term notes (MTNs). GICs were generally issued to tax qualified plans, while funding agreements and MTNs were typically issued to non-tax qualified institutional investors.

GICs and funding agreements are spread-based products issued on a fixed-rate or floating-rate basis. They provide customers with a guarantee of principal and a specified rate of return. A number of the outstanding fixed rate funding agreements were effectively converted to a floating-rate via swap agreements when the contracts were issued. Contracts issued in foreign currencies were converted at issuance to US dollars through swap agreements when the contracts were issued to eliminate currency risk.

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

Life reinsurance

In August 2011, Aegon completed the effective divestment of its life reinsurance business with the exception of certain selected blocks of business. The retained businesses comprise primarily variable annuity guarantee business.

On December 28, 2017, Aegon divested a block of life reinsurance business that covers approximately half of the life reinsurance business Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR in 2011. As part of the transaction, the Company will dissolve a related captive insurance company in place to finance redundant reserves, generally referred to as XXX term life insurance reserves, and will redeem operational leverage supporting that captive.

Competition

The US marketplace is highly competitive. Aegon USA’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds. Aegon USA leverages long-term relationships with many institutions to offer them product lines such as life insurance, variable annuities, mutual funds, and defined contribution retirement plans.

In individual life insurance, leading competitors include AIG, Lincoln National, Nationwide, Prudential Financial, Pacific Life, Voya Financial, and John Hancock. LifeSecure and Mutual of Omaha are primary competitors for sales of individual long-term care insurance through the brokerage channel. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, Allstate, MetLife, and Unum and Colonial Life.

Aegon USA’s primary competitors in the variable annuity market are AIG, AXA Equitable, Jackson National, Lincoln National, Nationwide and Prudential Financial.

The largest competitors in the mutual fund market include American Funds, Fidelity, Vanguard, JP Morgan Funds and T. Rowe Price.

In the institutional segment of the defined contribution market, Aegon USA’s main competitors are Fidelity, TIAA, Empower Retirement, Prudential Financial, MassMutual, Principal Financial, Charles Schwab, and Lincoln National. Aegon USA’s main competitors in the defined benefit segment are MassMutual, New York Life, Principal Financial and Prudential Financial. In the emerging market segment and the multiple employer plan segment, Aegon USA’s main competitors are Fidelity, Empower, Voya Financial, John Hancock, Principal Financial and MassMutual.

Regulation and supervision

Aegon USA’s insurance companies and the business they conduct in the US are regulated primarily at the state level, as carried out by various state insurance regulators. Some activities, products and services are also subject to federal regulation.

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

In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade, advertising and marketing practices, approve policy forms and certain premium rates, review and approve products and certain rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.

Annual Report on Form 20-F 2017

44	Business overview Results of operations – Americas

In the area of financial regulation, state regulators implement and supervise statutory reserve and capital requirements, including minimum risk-based capital solvency standards. Insurance companies are also subject to extensive reporting, investment limitations, and required approval of significant transactions. State regulators, by law, conduct extensive financial examinations every three to five years.

State regulators have the authority to impose a variety of punitive measures, including revoking licenses, for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), a non-regulatory association that works to achieve uniformity and efficiency of insurance regulation across the United States and US territories.

Recent regulatory enhancements include increased reporting of holding company activities, increased transparency and uniformity for certain captive reinsurance transactions, and requirements for companies to conduct an Own Risk and Solvency Assessment (ORSA). Aegon USA is subject to NAIC Actuarial Guidelines 48 and 49, which became fully effective in 2015 and 2016 respectively, and is also subject to Principle-based reserving requirements for life insurance, which became effective in 2017.

Emerging state issues that may impact Aegon USA include consideration of changes to accounting and actuarial requirements for variable annuities (VA), which may reduce insurers’ needs and abilities to deploy and cede specified risks to variable annuity captives. Aegon USA uses a captive for certain variable annuity business in order to facilitate effective hedging. Other current initiatives include a project to update capital charges for asset default risk, longevity risk and operational risk. A project to develop a group capital calculation is underway in the NAIC that could impact how captives are treated from a capital perspective. Long-term care is currently regulated by states as health insurance, although both state regulators and federal agencies are examining the current environment for the long-term care industry, which may lead to a more predictable regulatory regime for premium adjustments, and facilitate the development of new and innovative products In 2017, the NAIC approved amendments to the Life and Health Insurance Guaranty Association Model Act. Among other things, the amendments will bring health maintenance organizations (HMO) into the life and health guaranty association system and adjust guaranty fund assessments for future long-term care-related insolvencies so that 50% of such assessments will come from life/annuity accounts, with the other 50% from the combined health/HMO accounts. These amendments must be adopted into law in each state before becoming effective in each such state.

Federal Regulation of Financial Services and Health Insurance

Although the insurance business is primarily regulated at the state level, many federal laws and initiatives impact the insurance sector in such areas as the regulation of financial services, derivatives, retirement plans, securities products, health care, taxes, data security and privacy. Regulation of financial services has increased as a result of the Dodd Frank Act, which also created the Federal Insurance Office (FIO) and the Office of Financial Research (OFR). The FIO is authorized to review the insurance market in the US and make recommendations to Congress, and the OFR conducts research in financial services, including insurance, in support of such oversight. In addition, the FIO is authorized to establish US insurance policy in international matters. The Federal Reserve Board also has authority to establish capital standards for systemically significant insurers, and insurers that own a federally insured bank or thrift, and to participate in the establishment of international insurance capital standards for Internationally Active Insurance Groups (IAIGs) and globally systemically significant insurers (G-SIIs). In the area of data security, there has been increased scrutiny at a state, federal and international level following a number of high-profile data breaches of financial services and other companies. As a result, numerous regulators and legislators at every level are proposing or have already passed additional legal requirements with regard to information security and data breach.

In addition to financial services products, many supplemental health insurance products offered by Aegon USA, such as Medicare Supplement products, are subject to both federal and state regulation as health insurance. The Patient Protection and Affordable Care Act (ACA), enacted in 2011, significantly changed the regulation of health insurance and the delivery of health care in the United States, including in certain respects, the regulation and delivery of supplemental health insurance products. The President and Congress have signaled their intent to repeal all or part of the ACA in order to, among other things, eliminate the employer mandate and remove barriers to provider and product offerings. While removal of barriers to provider and product offerings would be generally favorable to Aegon USA’s supplemental health business, the likelihood that these efforts will be successful and actual impact of any such efforts on Aegon USA cannot be determined at this time.

Solvency II

The Solvency II requirements of the insurance and reinsurance activities of Aegon Americas have been consolidated into the Aegon Group Solvency II results through deduction and aggregation using available and required capital as per the local capital regimes. The US regulatory regimes have been granted provisional equivalence. The insurance regulatory regimes in the US, as well as Brazil and Mexico (which form part of the Aegon Americas operating segment) have been granted provisional equivalence under the Solvency II regime by the European Commission. The US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements. In 2017, Aegon obtained approval from the Dutch Central Bank (DNB) to amend the conversion methodology for its US business under Solvency II. This methodology is consistent with the European Insurance

Annual Report on Form 20-F 2017

45	Business overview Results of operations – Americas

and Occupational Pensions Authority’s (EIOPA) guidance on how to calculate group solvency in the context of equivalence. It includes lowering the conversion factor from 250% to 150% of the local RBC Company Action Level (CAL) as the Solvency Capital Requirement (SCR) equivalent, and reducing own funds by 100% RBC requirement to reflect transferability restrictions. This methodology is subject to annual review. The change in methodology leads to an increase in Aegon’s group solvency ratio by 13% points at the end of the second quarter of 2017, enhancing comparability with European peers and enhancing the quality of capital. The absolute and relative impact of this change in methodology may vary over time. The non-regulated US entities and the US holding companies are included in Aegon’s group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these local balance sheets under the standard formula.

Securities Regulation

A number of Aegon USA subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission (SEC) and aspects of states’ securities and other laws. Variable insurance policies, certain annuity contracts and registered management investment companies (mutual funds) offered by Aegon USA are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities laws. Certain separate accounts of Aegon USA insurers that offer variable life insurance and certain annuities and interests under these annuity and insurance policies are registered and subject to SEC regulation. The distribution and sale of these and other securities by affiliate and non-affiliate broker-dealers are regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). A number of Aegon USA companies are also registered as investment advisors and subject to SEC regulation.

Aegon USA also owns or manages other investment vehicles that are exempt from registration but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

In accordance with Dodd-Frank Act requirements, in January 2011 the SEC studied and recommended a harmonized standard of care for broker-dealers, investment advisors and persons associated with firms that provide personalized investment advice. Broker-dealers are currently subject to requirements to make suitable recommendations, while investment advisors are regulated as fiduciaries, required to put customer interests above their own. On June 1, 2017, the SEC requested public comments from retail investors and other interested parties on standards of conduct for investment advisers and broker-dealers. The current SEC Chair has signaled a desire to regulate a harmonized standard of care, and to coordinate with the Department of Labor (DOL) in a harmonized standard of care for financial professional providers of both retirement and retail savings, and for investment products and services. Legislation has also been introduced in Congress that, if enacted, will provide for a best interest standard of care for financial professionals that offer retirement and retail savings and investment products across jurisdictional lines. In addition, Nevada has enacted, and other states have proposed, an enhanced standard of care for insurance agents and securities brokers registered in their states. Finally, the NAIC is considering the addition of best interest standard of care for the sale of variable annuities in its model law. The likelihood of any such regulation or enactment of such legislation cannot be determined at this time.

The financial services industry continues to operate under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to conflicts of interest, cash and non-cash compensation arrangements, suitability of sales (especially to seniors), misleading sales practices, unclaimed property reporting, revenue sharing, investment management and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds, sales, investments and oversight processes related to retail investors saving for retirement, variable annuity buyout offers, and share classes in mutual funds and variable annuities. Aegon USA, like other businesses in the financial services industry, is routinely examined and receives requests for information from the SEC, FINRA, state regulators and others in connection with examinations and investigations of its own companies and third-party or unaffiliated insurers, broker-dealers, investment advisers, investment companies and service providers relating to certain historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open, or have resulted in fines, corrective actions or restitution. Aegon USA continues to cooperate with these regulatory agencies. In certain instances, Aegon USA modified business practices in response to those inquiries or findings. Certain Aegon USA companies have paid, or have been informed that the regulators may seek, restitution, disgorgement, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on Aegon USA’s financial position.

Regulation of Retirement Plans and IRAs

Aegon USA administers and provides recordkeeping, investment and insurance services and products used to fund defined contribution plans, such as 401(k), 403(b) and 457 plans, in addition to defined benefit plans, IRAs, 529 plans and other savings vehicles. Aegon USA also administers benefits distributed on termination of defined benefit plans. These products and services are generally subject to the Employee Retirement Income Security Act (ERISA) (certain government and church plans are exempt from ERISA) and the federal Internal Revenue Code of 1986, as amended (the ‘Code’) for which the US Department of Labor (DOL) and the US Department of the Treasury (‘Treasury’) have regulatory jurisdiction, respectively.

Annual Report on Form 20-F 2017

46	Business overview Results of operations – Americas

In June 2017, the DOL conflicts of interest rule (the ‘DOL Rule’) became applicable. The compliance deadline for many parts of the DOL Rule, including the best interest contract exemption (the BIC) and other prohibited transaction exemptions (PTEs), has however been extended until July 2019, during which time the DOL will consider further changes to the DOL Rule. The DOL Rule significantly expands the scope of persons providing services and products to workplace retirement plans and IRAs to an impartial standard of conduct and also impacts the delivery of certain products, such as variable annuities offered in the qualified space. Impartial conduct standards include: acting in the clients’ best interest; receiving no more than reasonable compensation; and making no misleading statements.

The reassessment of the DOL Rule, ordered by the President, could lead to major revisions in the DOL Rule. In addition, several lawsuits brought by industry coalitions remain pending in the appellate courts.

Legislation to enhance the retirement security of Americans, and in particular, through workplace retirement plans, is being considered in Congress. The legislation would facilitate the use of multiple employer plans (MEPs), of which Aegon USA is a leading provider, as well as expand the safe harbor for automatic enrollment in plans, and reduce the burden of offering annuities either as an in-plan investment option or as the form of distribution from a plan. In addition, both the Treasury and the DOL have published, in final and proposed forms respectively, guidance to facilitate the offering of guaranteed lifetime income products. Furthermore, many states have sought to open their plans to non-government workers who do not have access to an employer retirement savings plan.

Tax Treatment of Insurance Companies and their Products and Plans

Although the insurance business is regulated at state level, the US federal tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. The ‘Tax Cuts and Jobs Act,’ signed into law on December 22, 2017, made significant changes to the federal tax code, generally effective as of January 1, 2018. Along with other changes, the new law lowered the corporate tax rate to 21 percent, eliminated the corporate alternative minimum tax, changed interest deductibility limitations (including by adding a new limitation on the deductibility of business interest expense) and moved the US to a partial territorial system of international business taxation. In addition, the new law introduces a ‘base erosion anti-abuse tax,’ which may be imposed on companies that make significant deductible payments to their non-US affiliates. With respect to life insurance, pension and annuity contracts, among other changes, the Tax Cuts and Jobs Act reduced the tax deduction for life insurance reserves, limited the dividends received deduction for separate account products such as variable annuities, and increased the capitalization rates of acquisition costs for life insurance products and extended the amortization period for such deferred acquisition costs. It did not, however, make any significant changes to the tax incentives for life insurance, pensions or other retirement savings products. The impact of the tax law changes do not significantly favor one life insurance product or structure to the detriment of another. Aegon USA is in the process of assessing the overall impact of the Tax Cuts and Jobs Act on its business and financial condition. There can be no assurance that the Tax Cuts and Jobs Act will not have a material adverse impact on Aegon’s businesses, results of operations, and financial position.

Annual Report on Form 20-F 2017

47	Business overview Results of operations – Europe

Introduction Europe

The Results 2017 Europe cover the following operating segments: The Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe, Spain & Portugal.

This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as Aegon’s chief operating decision maker. For Europe, the underlying businesses are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire European area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint and financial markets perspective.

Income statement - Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2017
Net underlying earnings	399	96	58	(2)	552
Tax on underlying earnings	121	20	9	6	155

Underlying earnings before tax by product segment	520	116	67	4	707
Fair value items	30	(82)	-	-	(52)
Gains / (losses) on investments	184	62	1	-	248
Net impairments	(17)	-	(2)	-	(19)
Other income / (charges)	296	40	-	-	336
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,013	137	66	4	1,220

Income tax	(196)	(56)	(9)	(6)	(266)
Net income / (loss)	818	81	57	(2)	954

2017
Revenues
Life insurance gross premiums	1,857	9,603	411	208	12,079
Accident and health insurance premiums	203	32	1	83	319
General insurance premiums	148	-	216	103	467
Total gross premiums	2,208	9,635	628	394	12,865
Investment income	2,172	1,517	49	37	3,774
Fees and commission income	326	235	43	17	621
Other revenues	-	-	-	3	3
Total revenues	4,706	11,387	720	450	17,263

Commissions and expenses	930	757	262	192	2,141
of which operating expenses	818	546	152	94	1,610

Annual Report on Form 20-F 2017

48	Business overview Results of operations – Europe

Income statement - Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2016
Net underlying earnings	414	89	47	(1)	548
Tax on underlying earnings	119	(30)	9	9	107

Underlying earnings before tax by product segment	534	59	55	8	655
Fair value items	(228)	(7)	-	(1)	(236)
Gains / (losses) on investments	189	153	-	(1)	342
Net impairments	(12)	-	1	-	(10)
Other income / (charges)	44	(678)	(23)	-	(658)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	526	(474)	34	6	92

Income tax	(109)	18	(15)	(8)	(114)
Net income / (loss)	418	(456)	19	(2)	(22)

2016
Revenues
Life insurance gross premiums	2,015	9,888	399	191	12,493
Accident and health insurance premiums	210	36	1	73	320
General insurance premiums	266	-	179	92	536
Total gross premiums	2,491	9,924	578	355	13,348
Investment income	2,135	1,661	45	45	3,886
Fees and commission income	350	95	36	14	495
Other revenues	-	-	-	2	2
Total revenues	4,976	11,680	659	416	17,732

Commissions and expenses	975	667	244	172	2,058
of which operating expenses	821	394	143	88	1,445

Income statement - Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2015
Net underlying earnings	419	31	26	6	482
Tax on underlying earnings	118	(58)	10	7	77

Underlying earnings before tax by product segment	537	(27)	37	12	559
Fair value items	126	(25)	-	-	101
Gains / (losses) on investments	306	103	2	-	411
Net impairments	(20)	-	(2)	-	(22)
Other income / (charges)	27	(1,247)	(2)	17	(1,205)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	977	(1,196)	35	29	(156)

Income tax	(223)	268	(11)	(7)	27
Net income / (loss)	753	(928)	24	22	(129)

2015
Revenues
Life insurance gross premiums	2,240	8,465	477	174	11,356
Accident and health insurance premiums	234	47	1	64	345
General insurance premiums	473	-	164	80	717
Total gross premiums	2,947	8,512	642	317	12,419
Investment income	2,277	2,331	45	41	4,693
Fees and commission income	351	98	39	13	501
Other revenues	-	-	-	2	2
Total revenues	5,575	10,941	726	373	17,615

Commissions and expenses	1,053	907	264	144	2,368
of which operating expenses	831	398	143	70	1,442

The results of operations Europe for 2017 and 2016 are based on the figures of the separate operating segments that are

further disclosed on the following pages.

Annual Report on Form 20-F 2017

49	Business overview Results of operations – Europe

Results 2017 Europe

Amounts in EUR millions	2017	2016	%
Net underlying earnings	552	548	1
Tax on underlying earnings	155	107	45

Underlying earnings before tax by business / country
The Netherlands	520	534	(2)
United Kingdom	116	59	98
Central & Eastern Europe	67	55	20
Spain & Portugal	4	8	(47)
Underlying earnings before tax	707	655	8

Fair value items	(52)	(236)	78
Gains / (losses) on investments	248	342	(27)
Net impairments	(19)	(10)	(83)
Other income / (charges)	336	(658)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,220	92	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	6	7	(16)
Income tax	(266)	(114)	(133)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(6)	(7)	16
Net income / (loss)	954	(22)	n.m.

Life insurance gross premiums	12,079	12,493	(3)
Accident and health insurance premiums	319	320	-
General insurance premiums	467	536	(13)
Total gross premiums	12,865	13,348	(4)

Investment income	3,774	3,886	(3)
Fees and commission income	621	495	25
Other revenues	3	2	38
Total revenues	17,263	17,732	(3)

Commissions and expenses	2,141	2,058	4
of which operating expenses	1,610	1,445	11

Annual Report on Form 20-F 2017

50	Business overview Results of operations – Europe

New life sales
Amounts in EUR millions	2017	2016	%
The Netherlands	99	111	(11)
United Kingdom	37	66	(44)
Central & Eastern Europe	88	83	6
Spain & Portugal	48	39	23
Total recurring plus 1/10 single	273	299	(9)

Amounts in EUR million	2017	2016	%
New premium production accident and health insurance	39	34	14
New premium production general insurance	109	94	16

Gross deposits (on and off balance)	2017	2016	%
The Netherlands	8,061	6,686	21
United Kingdom	35,896	5,791	n.m.
Central & Eastern Europe	323	265	22
Spain & Portugal	36	31	15
Total gross deposits	44,316	12,773	n.m.

Net deposits (on and off balance)	2017	2016	%
The Netherlands	1,067	1,909	(44)
United Kingdom	4,665	(846)	n.m.
Central & Eastern Europe	176	176	-
Spain & Portugal	13	20	(37)
Total net deposits / (outflows)	5,921	1,260	n.m.

		Weighted average rate
Exchange rates
Per 1 EUR		2017	2016
Pound sterling		0.8758	0.8187
Czech koruna		26.3165	27.0184
Hungarian forint		308.7564	310.9128
Polish zloty		4.2558	4.3616
Romanian leu		4.5665	4.4889
Turkish Lira		4.1197	3.3426
Ukrainian Hryvnia		30.2092	28.3029

Annual Report on Form 20-F 2017

51	Business overview Results of operations – Europe

Results 2017 Europe

Net income improved to EUR 954 million in 2017 compared with 2016 driven by Other income and higher underlying earnings before tax. The gain on the sale of the insurance broker UMG in the Netherlands was the main driver behind Other income of EUR 336 million. Underlying earnings before tax in 2017 increased compared with 2016 to EUR 707 million. This was mainly the result of higher results in the United Kingdom, reflecting higher fee income.

Net income

Net income amounted to EUR 954 million in 2017 compared with a loss of EUR 22 million in 2016. Drivers of this improvement were Other income, improved results on fair value items and a higher underlying earnings before tax. Other income of EUR 336 million in 2017 included a gain on the sale of UMG in the Netherlands, while the sale of the majority of the UK annuity portfolio was the main driver behind Other charges of EUR 658 million in 2016.

Net income for the Netherlands

Net income from Aegon’s businesses in the Netherlands amounted to EUR 818 million in 2017, largely driven by underlying earnings before tax of EUR 520 million. Results on fair value items improved compared with 2016 to a gain of EUR 30 million in 2017, as positive real estate revaluations and the positive result from the mismatch on an IFRS basis between interest rate hedges, on the mortgage portfolio and the underlying mortgages, were partly offset by a fair value loss on the guarantee provision and hedging-related fair value losses. Realized gains of EUR 184 million in 2017 were the result of asset-liability management adjustments and normal trading activity in the investment portfolio. Impairments amounted to EUR 17 million in 2017 and were mostly driven by a loan loss provision related to growing consumer loan origination. Other income amounted to EUR 296 million in 2017. This reflects the EUR 208 million gain on the sale of UMG and EUR 101 million positive assumption changes and model updates mainly related to the guarantee provision in the Netherlands.

Net income for the United Kingdom

Net income from Aegon’s businesses in the United Kingdom amounted to EUR 81 million in 2017. The main driver was the underlying result before tax of EUR 116 million. Losses from fair value items of EUR 82 million were mainly caused by losses on equity hedging programs as a result of increased equity markets where hedges have been set up to protect against a decline in equity markets. Realized gains amounted to EUR 62 million in 2017 and reflect rebalancing of the investment portfolio, and the sale of bonds to fund remittances to the Group. Other income amounted to EUR 40 million, mainly driven by the net release of provisions following the completion of the Part VII transfers of the annuity portfolios sold to Rothesay and Legal & General. This was partly offset by integration expenses for the acquired Cofunds and BlackRock’s defined contribution business and the impairment of intangible assets related to the announced sales of Aegon Ireland.

Net income for Central & Eastern Europe

Net income from Aegon’s businesses in Central & Eastern Europe (CEE) amounted to EUR 57 million in 2017 and reflect underlying earnings before tax of EUR 67 million.

Net income for Spain & Portugal

Net income from Aegon’s businesses in Spain & Portugal amounted to a loss of EUR 2 million in 2017 as underlying earnings before tax of EUR 4 million were more than offset by income tax of EUR 6 million.

Underlying earnings before tax

Underlying earnings before tax in 2017 increased by 8% compared with 2016 to EUR 707 million. This was driven by higher fee income in the United Kingdom and growth in CEE.

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2017 decreased by 2% compared with 2016 to EUR 520 million.

◆	Underlying earnings before tax from Life & Savings declined by 2% compared with 2016 to EUR 301 million, reflecting lower investment income in Life, partly offset by a higher interest margin in Savings.
◆	Underlying earnings before tax from Pensions decreased by 12% compared with 2016 to EUR 172 million, mainly due to lower investment income.
◆	The results from the Non-life business increased from EUR 1 million in 2016 to EUR 30 million in 2017. The main drivers were favorable claims experience, in part due to management actions, and one-time claims provision releases.
◆	Underlying earnings before tax from the Distribution business decreased compared with 2016 to EUR 17 million. The decrease was caused by the sale of UMG and pressure on fee income due to increased competition.

Annual Report on Form 20-F 2017

52	Business overview Results of operations – Europe

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom amounted to EUR 116 million in 2017.

◆	Underlying earnings before tax from Life increased in 2017 compared with 2016 to EUR 65 million, reflecting higher results on inflation-linked bonds and growth in the protection business.
◆	Underlying earnings before tax from Pensions improved from EUR 9 million in 2016 to EUR 51 million in 2017. This was driven by higher fee income from favorable equity markets and net inflows, as well as the inclusion of Cofunds in 2017.

Underlying earnings before tax for Central & Eastern Europe

Underlying earnings before tax from Central & Eastern Europe increased to EUR 67 million in 2017, up from EUR 55 million in 2016. This increase was primarily driven by business growth, better underwriting results and the acquisition of a non-life portfolio in Hungary.

Underlying earnings before tax for Spain & Portugal

Underlying earnings before tax from Spain & Portugal decreased compared with 2016 to EUR 4 million in 2017, mainly caused by higher operating expenses due to the write-down of an IT system, governance costs and project related expenses.

Commissions and expenses

Commissions and expenses increased by 4% compared with 2016 to EUR 2,141 million in 2017. Operating expenses increased by 11% compared with 2016 and amounted to EUR 1,610 million in 2017.

Commissions and expenses for the Netherlands

Commissions and expenses decreased compared with 2016 to EUR 930 million in 2017. Operating expenses were down compared with 2016 to EUR 818 million in 2017, reflecting the sale of UMG. Expense savings in the insurance businesses were more than offset by investments in growth.

Commissions and expenses for the United Kingdom

Commissions and expenses decreased by 14% in 2017 to EUR 757 million compared with 2017. Operating expenses increased by 39% in 2017 to EUR 546 million compared with 2016, mainly due to the inclusion of Cofunds and BlackRock’s defined contribution business and integration of related activities.

Commissions and expenses for Central & Eastern Europe

Commissions and expenses increased compared with 2016 to EUR 262 million in 2017. Operating expenses increased compared with 2016 to EUR 152 million in 2017, reflecting the growth of the business and higher variable personnel expenses.

Commissions and expenses for Spain & Portugal

Commissions and expenses increased compared with 2016 to EUR 192 million in 2017. Operating expenses increased compared with 2016 to EUR 94 million in 2017, mainly resulting from the growth of Aegon’s joint ventures with Santander and project-related expenses, severance costs and the write-down of an IT system.

Production

Gross deposits increased from EUR 12.8 billion in 2016 to EUR 44.3 billion in 2017. The increase compared with 2016 was primarily driven by the higher platform sales in the United Kingdom.

New life sales declined by 9% compared with 2016 to EUR 273 million in 2017. The decline compared with 2016 was mainly the result of the sale of the annuity business in the United Kingdom. New premium production for general and accident & health insurance increased compared with 2016 to EUR 148 million in 2017.

Production for the Netherlands

Gross deposits increased by 21% compared with 2016 to EUR 8.1 billion in 2017, mainly driven by the growth of Knab, Aegon’s online bank. New life sales declined compared with 2016 to EUR 99 million in 2017, caused by lower DB pension sales and individual life sales. Premium production for accident & health increased compared with 2016 to EUR 16 million in 2017, while general insurance production decreased compared with 2016 to EUR 15 million in 2017.

Production for the United Kingdom

Gross deposits increased from EUR 5.8 billion in 2016 to EUR 35.9 billion in 2017 as a result of higher platform sales, reflecting the inclusion of Cofunds. New life sales decreased compared with 2016 to EUR 37 million in 2017, mainly due to the sale of the majority of the annuity business in the second half of 2016.

Production for Central & Eastern Europe

In Central & Eastern Europe, new life sales in 2017 increased compared with 2016 to EUR 88 million, driven by sales growth in Turkey. For the general insurance business, there were higher sales compared with 2016 amounting to EUR 64 million in 2017, reflecting the acquisition of a portfolio in Hungary.

Production for Spain & Portugal

New life sales in Spain & Portugal in 2017 increased by 23% compared with 2016 and amounted to EUR 48 million, driven by increasing sales through the joint venture with Banco Santander. General insurance and accident & health insurance sales increased compared with 2016 to EUR 53 million in 2017, also as a result of higher sales from the joint ventures with Santander.

Annual Report on Form 20-F 2017

53	Business overview Results of operations – Europe

Results 2016 Europe

Amounts in EUR millions	2016	2015	%
Net underlying earnings	548	482	14
Tax on underlying earnings	107	77	38

Underlying earnings before tax by business / country
The Netherlands	534	537	(1)
United Kingdom	59	(27)	n.m.
Central & Eastern Europe	55	37	51
Spain & Portugal	8	12	(38)
Underlying earnings before tax	655	559	17

Fair value items	(236)	101	n.m.
Gains / (losses) on investments	342	411	(17)
Net impairments	(10)	(22)	53
Other income / (charges)	(658)	(1,205)	45
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	92	(156)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	7	6	19
Income tax	(114)	27	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(7)	(6)	(19)
Net income / (loss)	(22)	(129)	83

Life insurance gross premiums	12,493	11,356	10
Accident and health insurance premiums	320	345	(8)
General insurance premiums	536	717	(25)
Total gross premiums	13,348	12,419	7

Investment income	3,886	4,693	(17)
Fees and commission income	495	501	(1)
Other revenues	2	2	47
Total revenues	17,732	17,615	1

Commissions and expenses	2,058	2,368	(13)
of which operating expenses	1,445	1,442	-

Annual Report on Form 20-F 2017

54	Business overview Results of operations – Europe

New life sales
Amounts in EUR millions	2016	2015	%
The Netherlands	111	130	(15)
United Kingdom	66	72	(8)
Central & Eastern Europe	83	91	(9)
Spain & Portugal	39	39	1
Total recurring plus 1/10 single	299	332	(10)

Amounts in EUR million	2016	2015	%
New premium production accident and health insurance	34	28	22
New premium production general insurance	94	84	12

Gross deposits (on and off balance)	2016	2015	%
The Netherlands	6,686	5,137	30
United Kingdom	5,791	6,096	(5)
Central & Eastern Europe	265	227	17
Spain & Portugal	31	29	8
Total gross deposits	12,773	11,489	11

Net deposits (on and off balance)	2016	2015	%
The Netherlands	1,909	1,885	1
United Kingdom	(846)	(1,096)	23
Central & Eastern Europe	176	63	180
Spain & Portugal	20	17	20
Total net deposits / (outflows)	1,260	869	45

		Weighted average rate
Exchange rates
Per 1 EUR		2016	2015
Pound sterling		0.8187	0.7256
Czech koruna		27.0184	27.2662
Hungarian forint		310.9128	309.3147
Polish zloty		4.3616	4.1819
Romanian leu		4.4889	4.4428
Turkish Lira		3.3426	3.0206
Ukrainian Hryvnia		28.3029	24.1414

Annual Report on Form 20-F 2017

55	Business overview Results of operations – Europe

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

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2016 decreased by 1% compared with 2015 to EUR 534 million.

◆	Underlying earnings before tax from Life & Savings declined by 5% compared with 2015 to EUR 309 million in 2016 as lower funding costs for the mortgage portfolio were offset by lower investment income and increased expenses, which were partly the result of new business initiatives.
◆	Underlying earnings before tax from Pensions decreased by 7% compared with 2015 to EUR 197 million in 2016, mainly due to lower investment income.
◆	The results from the Non-life business increased compared with 2015 to EUR 1 million in 2016. Lower investment income and weather related losses were more than offset by favorable claims experience driven by management actions implemented in 2015 and 2016 as well as the benefit from the divestment of the loss-making commercial line non-life business.
◆	Underlying earnings before tax from the Distribution business increased compared with 2015 to EUR 27 million in 2016. The increase was mainly driven by expense reductions.

Annual Report on Form 20-F 2017

56	Business overview Results of operations – Europe

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom amounted to EUR 59 million in 2016.

◆	Underlying earnings before tax from Life decreased compared with 2015 to EUR 50 million. This was mostly due to the impact of the sale of the annuity business partly offset by expense savings, favorable claims experience and reserve releases.
◆	Underlying earnings before tax from Pensions improved compared with 2015 to EUR 9 million in 2016. This was mainly driven by lower amortization of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform compared to 2015.

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

Annual Report on Form 20-F 2017

57	Business overview Results of operations – the Netherlands

Overview of the Netherlands

Aegon has operated in the Netherlands for more than 170 years, and is a leading provider of life insurance and pensions, with approximately 3,100 employees. Aegon the Netherlands is headquartered in The Hague, and its other main offices are in Hoofddorp, Leeuwarden and Groningen.

Organizational structure

Aegon the Netherlands operates through a number of brands, including Knab, TKP Pension and Optas. Aegon is itself one of the most widely recognized brands in the Dutch financial services sector.

Aegon the Netherlands’ primary subsidiaries are:

◆	Aegon Bank N.V.;
◆	Aegon Hypotheken B.V.;
◆	Aegon Levensverzekering N.V.;
◆	Aegon PPI B.V.;
◆	Aegon Schadeverzekering N.V.;
◆	Aegon Spaarkas N.V.;
◆	CAPPITAL Premiepensioeninstelling B.V.;
◆	Optas Pensioenen N.V.; and
◆	TKP Pensioen B.V.

Aegon the Netherlands has four lines of business:

◆	Life & Savings;
◆	Pensions;
◆	Non-life; and
◆	Distribution.

Overview of sales and distribution channels

Aegon the Netherlands uses a variety of distribution channels to help customers assess which products and services are appropriate for their needs. In general, all business lines use the intermediary channel, which focuses on independent brokers in different market segments in the Netherlands.

In recent years, Aegon the Netherlands has invested heavily in its direct online channel, focussing primarily in 2017 on achieving a better digital self-service. Aegon usually distributes most of its products and services through intermediaries. The own advisory channel, Aegon Advisory, and the number of times that advice has been given to customers is growing rapidly. Distribution channels such as online and the contact centers generated leads for Aegon Advisory.

Aegon the Netherlands also uses specific distribution channels to help customers access its products and services. The Pensions business line includes sales and account management, which serves large corporations and financial institutions, such as company and industry pension funds.

Aegon Bank uses the direct channel primarily for savings, whereas Aegon Schadeverzekering uses an online channel and independent brokers to sell its products. Knab, Aegon’s online bank, enables customers to make their own choices about their personal financial situation, thereby helping them to achieve their financial goals. Additional services were added throughout 2017, including mortgage advice and Knab Verzekeren. Knab helps its customers to make smart decisions by providing them with a clear overview of their finances, and advises them pro-actively on products that can help them achieve their financial goals.

On November 1, 2017, Aegon successfully completed the sale of Unirobe Meeùs Groep (UMG) to Aon Groep Nederland for EUR 295 million. The transaction is consistent with Aegon’s strategic objective to optimize its portfolio across its businessess.

Overview of products per business line

Pensions

Aegon the Netherlands provides full-service pension solutions, administration-only services and life or disability insurances to company and industry pension funds, large companies and owners of small and medium-sized companies and employees.

Separate account group contracts are large group contracts that have an individually-determined asset investment underlying the pension contract. For older generation products, a guarantee consists of profit sharing with a contractual interest rate of 3% or 4%. At present, the contracts offered to clients hold a guarantee of 3% or market interest rate, and Aegon the Netherlands always relates guarantee cost to the current market interest rate. If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against future surpluses. In general, the guarantee is dependent on the life of the insured in order that their pension benefit is guaranteed. Some large group contracts also receive part of the technical results for mortality risk and disability risk. The contract period for these types of contracts is typically five years and the tariffs, cost loadings and risk premiums are generally fixed over this period.

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

Annual Report on Form 20-F 2017

58	Business overview Results of operations – the Netherlands

low cost and flexible solutions which results in a significant flow from separate account and other 5-year contracts to 1-year subscription products.

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

A decrease in the number of company and industry pension funds in the Netherlands is continuing. By law, the assets and liabilities of a terminated pension fund must be transferred to another pension provider. Aegon the Netherlands offers a pension fund buy-out product for terminating pension funds. It takes on the guaranteed or non-guaranteed liabilities, with or without annual pension increases, and receives a lump-sum premium upfront. All risks related to the transferred benefits are carried by Aegon the Netherlands. Current market conditions lead to significantly fewer buy-outs in the Dutch market than in recent years.

Most of Aegon the Netherlands’ pensions are sold through sales and account management and Aegon’s intermediary channel. Customers include individuals, company and industry pension funds, and small, medium and large corporations. Aegon the Netherlands is one of the country’s leading pension providers.

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

On December 22, 2015, legislation was passed that enables companies to set up an ‘Algemeen Pensioen Fonds’ (General Pension Fund). On June 20, 2016, Aegon received approval from the Dutch Central Bank (DNB) to launch the first such fund called ‘Stap’ (a separate legal entity), together with TKP. Stap is a pension pooling vehicle that enables separate financial administration for multiple pension plans from multiple employers. This vehicle enables smaller pension schemes to benefit from economies of scale and to comply with complex pension regulations, meaning that a greater percentage of the employees’ pension premium is invested, and that employers and participants receive the same high quality of service as a traditional pension plan. The fiduciary investments for Stap are carried out by TKP Investments, a subsidiary of Aegon Asset Management.

Non-life accident and income protection insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover sick leave payments for employees not covered by social security, and for which the employer bears the risk.

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

Annual Report on Form 20-F 2017

59	Business overview Results of operations – the Netherlands

Annuity insurance

Annuity insurance includes products in the accumulation phase and products in the deaccumulation phase. Payout commences at a date determined in the policy, and usually continues until the death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%, and prior to 1999, of 4%. Interest rebates are given on both single and regular premium annuity insurance, and may be based on a portfolio of Dutch government bonds - although other calculation benchmarks may also be applied. There are also profit-sharing schemes set by reference to external indexes based on pre-defined portfolios of Dutch government bonds.

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

Mortgage loans

At present, Aegon the Netherlands mostly offers ‘annuity mortgages’. Before 2013, Aegon the Netherlands also offered interest-only, unit-linked and savings mortgage loans, and is continuing to do so for existing mortgage loans that are being renegotiated. Mortgage loans are partly funded externally. Besides residential mortgage-backed securities in Saecure - Aegon’s Dutch residential mortgage-backed securities program and private placements, the Aegon Mortgage fund is the main source of external funding. For this business, Aegon originates the mortgage loans fully for account of third parties and remains the service provider for these mortgage loans.

Investment contracts

Investment contracts are investment products that offer returns and generate fee income from the performance of the investments.

Non-life general insurance

Aegon the Netherlands’ commercial portfolio was sold to Allianz Benelux NV on January 18, 2016, and was subsequently transferred on July 1, 2016. Following this divestment, Aegon the Netherlands has focused exclusively on private lines in general insurance, with products offered providing cover for property, motor, travel, legal aid and casualty.

Aegon the Netherlands offers its non-life insurance products primarily through direct and intermediary channels. In addition,

sales and account management provides products for larger corporations in the Netherlands.

Savings and banking

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

Aegon Bank’s focus is on customers whose income and wealth is in the middle-market, in line with Aegon the Netherlands’s target group. Products are distributed directly to Aegon’s customers. For more complex ‘advice’ products, independent financial advisers continue to be a very important distribution channel for Aegon Bank. Aegon Bank’s activities mainly focus on ‘Banksparen’ products’. ‘Banksparen’ is a tax-deferred savings product in which amounts are deposited in a ‘locked’ bank account. The amount saved is available after a certain period of time for specific purposes such as for a supplementary pension or paying off a mortgage.

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

Distribution (owned)

The main distribution channel owned by Aegon the Netherlands was UMG, which Aegon sold in 2017. Aegon’s remaining owned distribution channel primarily consists of Nedasco, which offers financial advice to customers, including the sale of insurance, pensions, mortgage loans, financing, and savings and investment products.

Competition

Aegon the Netherlands has strong competition in all markets from insurers, banks, investment companies and pension funds. Its main competitors are Achmea, ASR, NN Group / Delta Lloyd and Vivat. In addition, these markets are subject to rapid changing

Annual Report on Form 20-F 2017

60	Business overview Results of operations – the Netherlands

dynamics, including the growing use of online distribution channels and the merger of NN Group with Delta Lloyd.

Aegon the Netherlands has been a key company in the total life market for many years, and was ranked second in 2017 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top five companies in the Netherlands by gross premium income accounted for almost 85% (Ind. Life and Pension) of total premium income in 2017 in the insurance market. Following the merger of NN group and Delta Lloyd, Aegon the Netherlands is the second largest insurance company in the pensions market. Aegon the Netherlands is one of many insurers in the non-life market, where in 2017, ten companies accounted for 80% of the total premium income. In terms of premium income, Aegon the Netherlands’ non-life market share is around 3%, making it the nineth largest company in the market.

In the mortgage loans market, Aegon the Netherlands held a market share of approximately 9% based on new sales in 2017 (and 7% in 2016), making it the fourth largest mortgage loan provider in the market. Rabobank, ING Bank and ABN AMRO are the largest mortgage loan providers in the market, and competition is increasing from foreign competitors and capital from pension funds.

Aegon the Netherlands’ share is growing in the market for Dutch household savings. In 2017, its market share was approximately 3%, which is relatively small in comparison to banks such as Rabobank, ING and ABN AMRO.

Various legal and regulatory changes have had an impact on demand for insurance products in the Dutch market. This is especially true in the life insurance market, where the tax deductibility of certain products has been reduced, leading to a shift to bank-saving products. Moreover, volatility in economic and financial markets has meant that customers are more reluctant to commit themselves to long-term contracts. These changes have resulted in more competition, greater focus on competitive prices, improved customer service and retention, and product innovation.

In the pensions market, pension funds have faced pressure on their coverage ratios, in addition to increased regulatory and administrative requirements. In response, they have sought to reduce risks by insuring all or parts of their business. This is an opportunity for pension insurers, and Aegon is one of the leading providers of these solutions.

The defined contribution (PPI) market is set to grow significantly due to the shift from defined benefit plans to defined contribution plans and the demand for transparent and cost-effective pension products. As a result, significant economies of scale will be required to effectively serve this market and the number of providers is expected to shrink within a few years. Aegon the Netherlands has identified this market as an opportunity for growth and intends to invest in maintaining its leadership position.

Regulation and supervision

General

Regulation of the financial sector in the Netherlands is included in the Financial Supervision Act (Wet op het financieel toezicht or Wft). The Wft embeds the cross-sectorial functional approach within the Dutch supervisory system. The supervision of financial institutions pursuant to the Wft rests with the DNB and the Dutch Authority for the Financial Markets (AFM).

The DNB is responsible for prudential supervision, while the AFM supervises the conduct of business of financial institutions, and the conduct of business on financial markets. The aim of the DNB’s prudential supervision is to ensure the solidity of financial institutions and contribute to the stability of the financial sector. With regard to banks, the DNB undertakes its supervisory role, in particular with respect to prudential supervision, together with the European Central Bank (ECB).

The AFM’s conduct of business supervision focuses on ensuring orderly and transparent financial market processes, integrity in relations between market parties and due care in the provision of services to customers.

The Dutch supervisory authorities have a number of formal tools to exercise their supervisory tasks. These tools include the authority to request information, if this is necessary for the purpose of prudential supervision; and the power to issue formal instructions to financial institutions, to impose fines, or to publish sanctions. The DNB, as prudential supervisory authority, can, under certain circumstances, require a recovery plan, a short-term financing plan, appoint a trustee, draw up a transfer plan or (ultimately) withdraw the license of a financial institution.

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

Annual Report on Form 20-F 2017

61	Business overview Results of operations – the Netherlands

The following insurance entities of Aegon the Netherlands are subject to prudential supervision of the DNB:

◆	Aegon Levensverzekering N.V.;
◆	Aegon Schadeverzekering N.V.;
◆	Aegon Spaarkas N.V.; and
◆	Optas Pensioenen N.V.

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

Solvency II

Aegon the Netherlands uses a Partial Internal Model (PIM) to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjustment, but does not include the use of any transitional measures. The internal model was approved on November 26, 2015, by the supervisor regulator the DNB as part of the Internal Model Application Process. Following the Internal Model Application Process, Aegon the Netherlands made several major changes to its internal model, which have been approved by the DNB on July 12, 2017. These model changes are therefore now reflected in the solvency position of Aegon the Netherlands. In the second half of 2017, Aegon the Netherlands received EUR 1 billion capital injection from Aegon N.V. to strengthen its capital position.

Financial supervision of credit institutions

As of November 4, 2014, Aegon Bank N.V. has been subject to indirect supervision by the ECB under the new European system of banking supervision, the Single Supervisory Mechanism (SSM), which comprises the European Central Bank and the relevant national authorities of participating EU Member States. The SSM is one of the elements of the Banking Union. The ECB may give instructions to the DNB in respect of Aegon Bank N.V. or even assume direct supervision over the prudential aspects of the Aegon Bank N.V.‘s business. Pursuant to the banking supervision by the DNB, Aegon Bank N.V. is (among others) required to file monthly regulatory reports and an audited Annual Report.

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

The CRR has been applied across all EU member states since January 1, 2014. The CRD IV and CRR frameworks include requirements with respect to capital adequacy, and introduce requirements with respect to increased capital against derivative positions, the introduction of two supplementary buffers (a capital conservation buffer and a counter-cyclical buffer), a new liquidity framework (liquidity coverage ratio and net stable funding ratio and a leverage ratio . The leverage ratio is defined as Tier-1 capital divided by a measure of non-risk weighted assets. If Basel III is followed under CRD IV, the leverage ratio may not fall below 3%, although uncertainty still remains as to the exact percentage and the scope of the leverage ratio under CRD IV. With respect to the percentage, the Dutch government has announced that it wishes to implement a leverage ratio of at least 4% for large Dutch banks, which does not apply to Aegon Bank N.V The ultimate aim of Basel III/CRD IV is to reduce leverage in order to bring institutions’ unweighted assets more in line with their Tier-1 capital. The capital requirements include qualitative in addition to quantitative requirements.

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

Annual Report on Form 20-F 2017

62	Business overview Results of operations – the Netherlands

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

Annual Report on Form 20-F 2017

63	Business overview Results of operations – United Kingdom

Overview of United Kingdom

Following the completed sale of its own annuity portfolio and announced sale of Aegon Ireland 8, together with the acquisition of Cofunds and the BlackRock’s Defined Contribution business, Aegon UK is primarily a long-term savings and protection business, supporting customers who are retired or saving for their retirement. Products are sold through its online platform, which enables advisors, employers and individuals to buy and manage investments online, and also have a single view of investments. Aegon Ireland is a specialist provider and reinsurer of variable annuity (guarantee) products in the United Kingdom and Germany. It also offers offshore investment bonds in the United Kingdom.

Organizational structure

Aegon UK PLC (Aegon UK) is Aegon’s holding company in the United Kingdom. It was registered as a public limited company at the beginning of December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

◆	Scottish Equitable PLC;
◆	Cofunds Ltd; and
◆	Aegon Investment Solutions Ltd.

Aegon UK’s main offices are in Edinburgh, London and Witham. The main office of Aegon Ireland PLC (Aegon Ireland) is located in Dublin, Ireland, with a branch office in Frankfurt, Germany.

Acquisitions and disposals

Aegon UK’s business strategy is focused on developing the business as the leading platform savings, investments and pensions provider in the market. For this reason, during 2016 it made a number of strategic changes in order to align its business model with its strategy.

On May 3, 2016, Aegon UK announced an agreement to acquire BlackRock’s UK defined contribution (DC) platform and administration business, strengthening its position as a leading player in the UK workplace market, adding Master Trust and Investment Only capability, as well as assets under administration of around GBP 12 billion. This transaction will be finalized in 2018, once the legal ownership has been transferred through a so-called ‘Part VII transfer’.

On April 11, and May 23, 2016, respectively, Aegon announced the divestment of its own annuity portfolio to Rothesay Life on June 30, 2017, and Legal & General on September 22, 2017, following the Part VII transfers. These transactions were consistent with the Company’s ambition to free up capital from non-core businesses, and the capital position of the Company improved as a result of the transactions. Aegon has approximately GBP 0.7 billion annuity liabilities remaining through an inward reinsurance transaction.

On January 1, 2017, Aegon UK completed the acquisition of Cofunds, funding for which came from the divestment of the annuity portfolio. The transaction demonstrates Aegon’s commitment to the retail platform market. Intermediaries that use Cofunds will be upgraded to an enhanced version of Aegon’s platform, with approximately 79,000 customer upgraded in December.

On August 9, 2017, Aegon announced the sale of Aegon Ireland plc to AGER Bermuda Holding Ltd., the holding company of the European operations of Athene Holding Ltd. Aegon Ireland provided both unit linked guarantees and offshore bond product in the UK. The transaction is expected to be completed in 2018.

The combination of the acquisitions and Aegon’s program to ‘upgrade’ existing customers to the digital solutions platform have enabled Aegon to create the largest UK platform with approximately GBP 117 billion assets under administration, and provide broad expertise across the savings, investments and pensions markets.

Overview of sales and distribution channels

In the United Kingdom, Aegon has two main distribution channels: retail and workplace intermediaries. These are supported by Aegon UK’s customer capability, which offers employees and advisor clients a market-leading portal to view and manage their money. Aegon UK’s award-winning platform supports these channels in an integrated way, making it easier for customers to move between products and channels.

Retail channel

Aegon UK offers a comprehensive proposition to intermediaries and strategic partners underpinned by technology that drives efficiency and supports the profitability of advisor’s businesses.

Aegon Retirement Choices (ARC) helps advisors and their customers save for the long term and manage the transition from work to retirement. ARC uses leading-edge digital technology to deliver an intuitive method of saving for the long term, including retirement, taking income in retirement, such

Annual Report on Form 20-F 2017

64	Business overview Results of operations – United Kingdom

as the on-platform guaranteed drawdown product, and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisors to demonstrate their professionalism and display their charges for advice in a transparent way. In addition to the Self Invested Pension Plan - which provides a range of pre-and post-retirement investment options for high-net-worth customers (including insured funds and a wide range of open-ended investment companies) - Individual Savings Accounts and General Investment Accounts are also offered.

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

The acquisition of Cofunds made Aegon UK the UK’s leading ‘fund supermarket’ adding approximately GBP 80 billion of assets, predominantly in ISAs and GIAs, complementing Aegon UK’s core pension expertise. The modernization of the Cofunds business by migrating it on to Aegon’s market-leading technology will see Aegon UK emerge with a market-leading position among intermediary platforms.

The process of migrating customers to Aegon’s technology platform began in December 2017, with the upgrading of 79,000 customers. The remaining 700,000 customers will be migrated during the course of 2018.

Workplace channel

Aegon is building and diversifying its workplace distribution capability to cover a range of intermediaries from Independent Financial Advisors (IFAs) to large Employee Benefit Consultants (EBCs) by utilizing successful partnerships, such as with Mercer. Services that Aegon UK offers include:

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

The strength of Aegon’s proposition has historically been in the small- to medium-sized employer market. The acquisition of BlackRock’s defined contribution pension business expanded

Aegon UK’s market position in the large employer market. BlackRock’s main focus in this market is on Master Trust products, defined benefit target, investment-only business, and unbundled defined contribution pension schemes.

Customer capability

Aegon’s Retiready digital retirement planning service is designed to help customers understand how ‘on track’ they are for the retirement they want, and to support them in taking action. Answering a few simple questions gives customers a Retiready score out of 100, showing how ready they are for retirement.

Retiready is focused on existing Aegon UK customers that no longer have an advisor. The majority of customers receive the service having been ‘upgraded’ from Aegon UK’s existing business, thereby allowing long-standing customers to benefit from the advantages of a modern digital pension. Retiready customers have access to a number of tools to help them better engage with and manage their retirement savings. Since inception, approximately 370,000 customers, with assets of around GBP 6.6 billion, have been upgraded to Aegon UK’s new proposition.

As part of the Cofunds migration, Aegon UK is redeveloping its digital customer portal. This aims to offer an industry-leading customer experience, with the service then being rolled out to all customers.

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

Overview of business Lines

Reporting for Aegon UK is organized along two business lines: ‘Life’ and ‘Pensions’. ‘Life’ comprises protection products sold to individuals and small- to medium-sized companies (SMEs). ‘Pensions’ comprises a broad range of workplace and personal pensions in addition to investment products and variable annuities.

Aegon UK was reorganized in 2016 to ‘Digital Solutions’ and ‘Existing Business’, which have separate leadership teams.

The Digital Solutions business is responsible for Aegon UK’s new digital platform propositions sold through Retail Advisor and Workplace channels, together with the protection lines. The

Annual Report on Form 20-F 2017

65	Business overview Results of operations – United Kingdom

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

Products

Aegon UK’s main product focus is on savings, investments, pensions and protection products.

Savings, Investments & Pensions

Aegon UK provides a full range of personal and corporate pensions and saving-related products. These include:

◆	Individual Saving Accounts;
◆	General Investment Account;
◆	Flexible personal pensions;
◆	Self-invested personal pensions;
◆	Group personal pensions;
◆	Group Self-invested personal pensions;
◆	Mastertrust;
◆	Investment Only capability for workplace pension schemes; and
◆	Institutional Trading Platform

Protection products

Aegon UK offers a range of products for individual customers, including life cover, critical illness and income protection. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition. This also provides a strong overlap with the target customers for Aegon Retirement Choices, giving opportunities to leverage sales and promotional activity. In addition, Aegon UK offers a range of protection products for small- to medium-sized companies that wish to insure key personnel. This is a key market for Aegon, and the Company currently protects 400,000 customers.

Traditional Pensions

Traditional Pensions include a variety of individual and corporate pensions, with-profits products and annuity products (via Legal

& General). These products are not actively marketed but have a large number of existing customers.

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

One of the key drivers for competition is the considerable regulatory and legislative change that is continuing to create new commercial opportunities. For example, automatic enrolment (which requires all employers to offer pensions to their employees) is driving greater numbers of customers to save in a pension. The next step will be for legislative minimum contributions to increase.

In addition, in April 2015, the government removed all restrictions on individuals being able to access their pension pots, thereby significantly increasing the flexibility with which individuals can use their pension savings. Individuals are now no longer restricted to buying an annuity or entering drawdown, and can choose to withdraw some of their money and take flexible income through drawdown, or secure income via an annuity or guaranteed product. This development has had a substantial impact on the at-retirement market, with a large reduction in annuity sales and an increase in the purchase of income drawdown products, in addition to supporting a shift from traditional products to platforms better able to support the delivery of flexible solutions to customers.

Aegon’s competitors include traditional insurance companies, investment platforms and asset managers, with a key competitive dimension being the degree to which companies are vertically integrating either to own distribution or to create in-house investment solutions.

Regulation and supervision

All relevant Aegon UK companies based in the United Kingdom are regulated by the Prudential Regulation Authority (PRA) and/ or the Financial Conduct AUthority (FCA).

The PRA is responsible for the prudential regulation of deposit takers, insurers and major investment firms. The FCA is responsible for regulating firms’ conduct in retail and wholesale markets. It is also responsible for the prudential regulation of those firms that do not come under the PRA’s remit.

The UK vote to leave the European Union (EU) on June 23, 2016, has implications for the UK. Much financial regulation currently applicable in the UK derives from EU legislation. This regulation will remain in force until any changes are made, which will be a matter for the UK government and the UK Parliament. Aegon UK must therefore continue to comply with UK law, including those that derive from EU law and continue with implementation plans for legislation that is anticipated to come into effect. The FCA has acknowledged that the longer term impacts of the decision to leave the EU on the overall regulatory framework for the UK will depend, in part, on the relationship that the UK seeks with the EU in the future.

Annual Report on Form 20-F 2017

66	Business overview Results of operations – United Kingdom

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

Aegon Ireland operates on an FOE basis in Germany (with a branch office in Frankfurt) and on an FOS basis in the UK, selling life insurance products in Class III (contracts linked to investment funds) and Class I (life insurance and contracts to pay annuities), excluding contracts written in Class II (contracts of insurance to provide a sum on marriage or on the birth of a child). Aegon Ireland must comply with the general good provisions that apply to insurers selling such policies in each jurisdiction.

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

Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports on at least an annual basis. These reports, primarily designed to enable the PRA to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, a breakdown of the Solvency Capital Requirements, extensive actuarial information, and detailed information regarding the investments of the insurance company. The PRA’s regulatory reporting is based on a single entity focus, and is designed to highlight risk assessment and risk management.

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

Since the introduction of Solvency II on January 1, 2016, Aegon has been using a Partial Internal Model (PIM) to calculate the solvency position of its insurance activities in the United Kingdom. The internal model was approved on December 14, 2015, by the PRA as part of the Internal Model Application Process, with an additional Major Model Change approved in July 2017, which added Currency Risk and Operational Risk into the Internal Model.

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

Aegon Ireland uses the Standard Formula to calculate the solvency position of its insurance activities.

Annual Report on Form 20-F 2017

67	Business overview Results of operations – Central & Eastern Europe

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

Organizational structure

Aegon’s main subsidiaries in Central & Eastern Europe are:

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság (Aegon Hungary Composite Insurance Co.);
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna (Aegon Poland Life);
◆	Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna (Aegon Poland Pension Fund Management Co.);
◆	Aegon Emeklilik ve Hayat A.Ş. (Aegon Turkey);
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A (Aegon Romania Pension Administrator Co.);
◆	Aegon Pojišt’ovna, a.s (Aegon Czech Life);
◆	Aegon Životná poist’ovňa, a.s. (Aegon Slovakia Life); and
◆	Aegon, d.s.s., a.s (Aegon Slovakia Pension Management Co.).

Overview of sales and distribution channels

Aegon operates through a number of different sales channels in Central & Eastern Europe. In the Czech Republic and in Slovakia, Aegon distributes mostly unit-linked and term life insurance policies with the help of broker sales partners. In Poland and Romania, unit-linked and different types of traditional life insurance products are distributed by tied agents and bank partners respectively. In Turkey, the most important sales channels are insurance brokers and tied agents, in addition to bank partners, which distribute savings and term life insurance products. As Aegon Hungary Insurance is a composite insurance entity, owning several subsidiaries that also operate in the financial services sector, the Group’s products are marketed via a broad range of channels. The most important of these are tied agents and insurance brokers, in addition to bank partners, call centers, key account managers and its online channel.

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

In Hungary, Aegon offers a wide range of life insurance products: including term life, whole life, group life insurance, accidental life and traditional saving type products, in addition to unit-linked policies, which are frequently accompanied with riders. These riders provide customers - in addition to the main coverage - with additional financial support in the event of, for instance: having an accident, becoming disabled, or being hospitalized. Aegon is a significant market player in Hungary in the unit-linked segment 9.

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

Annual Report on Form 20-F 2017

68	Business overview Results of operations – Central & Eastern Europe

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

As of December 31, 2017, Aegon managed the savings of 3.1 million pension fund members in Central & Eastern Europe. In terms of assets under management, Aegon’s private pension funds in Poland, Slovakia and Romania, and its voluntary pension fund in Hungary, are significant market players in the respective countries. In terms of numbers of members, Aegon has a significant market presence in Poland, Romania, and Hungary.

On September 1, 2017 Aegon took over the management of Nordea’s Pillar 2 pension fund in Poland. The deal brought economies of scale and helped further improve the quality of services that Aegon provides to its customers. By end of May 2017, the pension fund under Aegon PTE S.A.‘s management had assets of PLN 6.93 billion (EUR 1.6 billion) and 890,000 members, whereas the fund managed by Nordea had assets of PLN 8.06 billion (EUR 1.9 billion) and 980,000 members. The merger of the two funds created the fourth largest Pillar 2 pension fund in the market 10.

Non-life

Aegon Hungary offers non-life cover (mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance). Aegon is the leading insurance company in the Hungarian household market 11. In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for the cross-selling of life insurance.

As part of Aegon’s regional expansion, Aegon Hungary has operated branch offices selling household insurance policies in Slovakia since 2010 and Poland since 2011.

Competition

In 2016, Aegon was the third largest life insurance provider in Hungary, based on annual standardized premium income, and the third largest provider in the non-life insurance market 12. In Turkey, Aegon was ranked tenth in the life insurance market based on written premium at the end of Jul 2017 13. Aegon is a less significant market participant in Poland, Slovakia, the Czech Republic and Romania.

Aegon was ranked third in terms of both the number of participants and managed assets in 2016 in the voluntary pension fund market in Hungary 14. In December 2017, Aegon was ranked fifth in terms of managed assets and fourth in terms of number of participants in the Slovakian private pension market 15. Based on May 2017 data, Aegon combined with Nordea was ranked fourth in terms of both the number of participants and managed assets in Poland 16. In November 2017, Aegon was the fourth largest provider in the Romanian mandatory private pension market, both in terms of net assets under management and number of participants 17.

Regulation and supervision

In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business - not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary, which is a composite insurance company.

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

Solvency II

The Solvency IIinsurance solvency regime, became effective in European Economic Area (EEA) countries on January 1, 2016. Aegon’s EU-domiciled entities in Central & Eastern Europe use the Standard Formula to calculate the solvency position of their insurance activities. The activities in Turkey have been included through Deduction & Aggregation on a Solvency II Standard Formula basis.

The foundation and operations of voluntary pension funds are regulated in Hungary by the country’s Voluntary Mutual Pension Funds Act (XCVI. 1993). Activity in this area is also

Annual Report on Form 20-F 2017

69	Business overview Results of operations – Central & Eastern Europe

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

Annual Report on Form 20-F 2017

70	Business overview Results of operations – Spain & Portugal

Overview of Spain & Portugal

Aegon entered in the Spanish insurance market in 1980. In recent years, Aegon’s activities in Spain have developed through distribution partnerships with Spanish banks.

Aegon Spain Holding BV (hereafter referred to as Aegon Spain) operates in Spain through Aegon España S.A.U. de Seguros y Reaseguros. In addition, Aegon Spain operates in Spain through long-term partnerships with Banco Santander S.A. (offering both life and general insurance products)and Liberbank, S.A. (offering life products).

Aegon Spain also operates in Portugal through a long-term partnership with Banco Santander, S.A., offering both life and general insurance products.

Aegon Administracion y Servicios A.I.E., a separate legal entity, provides administration and operations services to all Aegon companies in Spain and Portugal, including joint ventures with third parties.

Organizational structure

Aegon’s main subsidiaries and affiliates in Spain & Portugal are:

◆	Aegon España S.A.U. de Seguros y Reaseguros;
◆	Aegon Administracion y Servicios A.I.E.;
◆	Aegon Activos A.V, S.A.;
◆	Aegon Mediación, S.L.U.;
◆	Santander Generales Seguros y Reaseguros S.A. (51%);
◆	Santander Vida Seguros y Reaseguros S.A. (51%);
◆	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (51%);
◆	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (51%); and
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (50%).

Overview of sales and distribution channels

Aegon Spain’s subsidiaries and affiliates distribute their insurance products nationwide through partner branches and its own sales network. The main distribution channel in the Spanish market is bancassurance, which accounts for 73% of life sales, whereas brokers and direct customers account for 22% and 5% of the total respectively. Overall, the bancassurance channel accounts for 42.5% of the Spanish household market.

In the Portuguese market, approximately 68% (2016: 67%) of pure life risk premiums and 43% (2016: 43%) of household insurance premiums are written through bancassurance channels, where credit-related policies mostly related to mortgages play a significant role.

Aegon Spain and Banco Santander

Since June 4, 2013, Aegon Spain and Banco Santander S.A. have partnered to distribute a number of insurance products in Spain.

Banco Santander S.A. is the largest financial institution in Spain, with over 2,800 branches nationwide.

Aegon Spain’s agreement with Banco Santander S.A. initially concerned pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and critical illness). These products are developed through two insurance entities: Santander Vida for pure life risk products and health; and Santander Generales for general insurance products. Aegon Spain and Banco Santander are both shareholders of these entities: Aegon Spain’s share in each entity is 51%; and Banco Santander S.A. owns the remaining 49% of each entity. On December 28, 2016, Aegon Spain and Banco Santander further extended their partnership agreement to distribute health insurance products developed by Santander Vida, with sales commencing in 2017. Furthermore, Santander Generales began offering funeral insurance on July 7, 2017.

Since December 31, 2014, Aegon Spain and Banco Santander Totta, S.A., a Portuguese insurance company that is part of the Santander International group, have partnered to distribute a number of insurance products. The partnership concerns the distribution of pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and health) through over 500 branches nationwide - the largest network of its kind in the country. These products are developed through two insurance entities: Aegon Santander Portugal Vida, for pure life risk products; and Aegon Santander Portugal Não Vida, for general insurance products. Aegon Spain and Banco Santander Totta, S.A. are both shareholders of these entities: Aegon Spain has a 51% share in each entity and Banco Santander Totta, S.A.’s group owns the remaining 49% of each entity.

On December 21, 2015, Banco Santander Totta, S.A. announced that it had acquired Banco Internacional de Funchal (Banif). On December 5, 2016, Aegon Spain and Santander Totta reached an agreement in order to add Banif’s retail and corporate network - consisting of 174 branches and 370,000 clients - to the current distribution network for Aegon Santander Portugal Vida and Aegon Santander Portugal Não Vida.

Aegon Spain and Liberbank

Liberbank, S.A. has a presence nationwide, with a special focus on retail markets in a number of Spanish regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. currently distributes its products through nearly 575 Liberbank, S.A. branches. Aegon Spain and Liberbank, S.A. are both shareholders of Liberbank Vida

Annual Report on Form 20-F 2017

71	Business overview Results of operations – Spain & Portugal

y Pensiones, Seguros y Reaseguros, S.A Aegon’s share in this entity is 50%, and Liberbank, S.A. owns the remaining 50%.

Aegon Spain own network

Aegon Spain’s own network offers life insurance, health insurance, pension products and mutual funds. It uses two main distribution channels: its own network of brokers and agents for the products of its full subsidiaries, which comprises 90% of the total; and a direct channel, which comprises 10% of the total.

Overview of business lines

Aegon Spain focuses primarily on retail customers. It offers individual life, pensions, general insurance, accident and health products through different distribution channels, including its own channels (agents, brokers and direct),together with bancassurance products through its joint venture partnerships with Liberbank, S.A. and Banco Santander Group, the latter of which in both Spain & Portugal.

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

General insurance

Aegon Spain has been offering general insurance products since 2013 through its joint venture with Banco Santander. The offering focuses mainly on household protection and funeral insurance products.

Health

Health insurance is offered by Aegon Spain in Spain through its own network of brokers and agents, direct channels, and Santander’s network of branches. Medical expense coverage for doctor visits, diagnoses, hospitalization, dental and other health covers are offered through a broad network of medical partners across the country.

The gross premium written contribution in 2016 for each of Aegon Spain’s business lines was 54% for life insurance, 20% for accident and health insurance, and 26% for general insurance.

Competition

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. The life market is dominated by Grupo VidaCaixa, with a 33% market share, and Zurich, with a 10% market share, followed by Mapfre, with a 7% market share. Aegon Spain’s market share is less than 1%.

For Aegon Spain’s health and general insurance products, the main competitors are both foreign and local companies. Mapfre leads the non-life insurance market with a 14% market share, followed by Grupo Mutua Madrileña with a 14% market share, and Allianz with a 7% market share. The non-life market is more fragmented than the life one. Aegon Spain’s multi-risk business line is responsible for non-life and has a market share of less than 1%.

With respect to the life insurance Portuguese market, Fidelidade and Ocidental Vida are the main players with a combined market share in 2017 of 53.1% (based on issued premiums of insurance contracts and deposits of financial products).

In the non-life, Fidelidade is also the main player with a market share of 26%, followed by a new company named Seguradoras Unidas with 15%. Seguradoras Unidas is the result of a merger of several insurance companies, including Tranquilidade and Açoreana.

Regulation and supervision

Insurance companies in Spain are required to report on a quarterly basis to the Dirección General de Seguros y Fondos de Pensiones (DGSFP), the regulatory authority for the Spanish insurance industry. Spanish regulations incorporate all requirements from the relevant EU directives.

The regulatory authority for the Portuguese insurance industry is the Autoridade de Supervisão de Seguros e Fundos de Pensões (ASF). Insurance companies are required to report to the ASF on a monthly basis (issued premiums and claims costs per line of business) and more extensively on a quarterly basis. Portuguese regulations also incorporate all requirements from the relevant EU directives.

Catalonian political situation

In 2017, Spain experienced considerable political tension following the request for independence by the Regional Government of Catalonia, the application of article 155 of the Spanish Constitution by the Spanish Government, and the call for Regional Elections in December. Despite these events, markets were relatively calm. The spread of Spanish 10-year Government bonds compared with the German Bund was very stable. From a risk perspective, Aegon’s business in Spain has no exposure on its balance sheet to regional government debt or regional banks. From a business perspective, the total business of Aegon Spain in Catalonia is moderate, representing around 10 to 12% of Aegon Spain’s total business. At the time of publication of this annual report, impacts have not been significant, although it remains difficult to assess any long-term business impact.

Annual Report on Form 20-F 2017

72	Business overview Results of operations – Spain & Portugal

Solvency II

As of January 1, 2016, under Solvency II requirements, Aegon Spain has been using the Standard Formula to calculate the solvency position of its insurance activities. The calculation includes the use of the matching adjustment and volatility adjustment, depending on the underlying portfolio in addition to transitional measures on technical provisions.

Regularly risk scenarios are tested in order to check the solvency resilience and liquidity limitations of Aegon Spain, the results of which were satisfactory in all cases, and Aegon España and all Aegon entities in Spain are expected to remain adequately capitalized and to have sufficient liquidity.

Annual Report on Form 20-F 2017

73	Business overview Results of operations – Asia

Results 2017 Asia

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
Net underlying earnings	7	(7)	n.m.	6	(6)	n.m.
Tax on underlying earnings	48	30	59	43	27	56
Underlying earnings before tax by business / country
High net worth businesses	67	61	9	59	55	6
Aegon Insights	10	1	n.m.	9	1	n.m.
Strategic partnerships	(21)	(39)	45	(19)	(35)	46
Underlying earnings before tax	55	23	136	49	21	131

Fair value items	(1)	(10)	95	-	(9)	95
Gains / (losses) on investments	5	9	(47)	4	8	(48)
Net impairments	(1)	(1)	48	(1)	(1)	49
Other income / (charges)	(21)	(6)	n.m.	(19)	(5)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	38	16	141	33	14	136

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	2	n.m.	16	2	n.m.
Income tax	(32)	(30)	(6)	(28)	(27)	(4)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	(2)	n.m.	(16)	(2)	n.m.
Net income / (loss)	6	(14)	n.m.	5	(13)	n.m.

Life insurance gross premiums	1,110	1,240	(11)	983	1,121	(12)
Accident and health insurance premiums	110	115	(5)	97	104	(6)
Total gross premiums	1,220	1,355	(10)	1,080	1,225	(12)

Investment income	277	257	8	246	232	6
Fees and commission income	72	67	6	63	61	4
Total revenues	1,569	1,680	(7)	1,390	1,517	(8)

Commissions and expenses	257	257	-	228	232	(2)
of which operating expenses	176	161	9	155	146	7

Annual Report on Form 20-F 2017

74	Business overview Results of operations – Asia

	Amounts in USD millions			Amounts in EUR millions
New life sales	2017	2016	%	2017	2016	%
High net worth businesses	84	88	(4)	75	79	(6)
Strategic partnerships	86	54	60	76	49	56
Total recurring plus 1/10 single	170	142	20	151	128	18

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2017	2016	%	2017	2016	%
Strategic partnerships - China	3	7	(57)	3	6	(58)
Strategic partnerships - Japan	247	330	(25)	219	298	(27)
Total gross deposits	250	337	(26)	222	304	(27)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2017	2016	%	2017	2016	%
Strategic partnerships - China	-	5	n.m.	-	4	n.m.
Strategic partnerships - Japan	146	282	(48)	129	255	(49)
Total net deposits / (outflows)	146	287	(49)	129	259	(50)

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
New premium production accident and health insurance	14	19	(27)	12	17	(28)

					Weighted average rate
Exchange rates Per 1 EUR					2017	2016
US dollar					1.1291	1.1069
Chinese Yuan Renminbi					7.6520	7.3364

Annual Report on Form 20-F 2017

75	Business overview Results of operations – Asia

Results 2017 Asia

Net income in 2017 amounted to USD 6 million, which was mainly driven by improved underlying earnings before tax and a one-time tax benefit from the write-down of deferred tax liabilities as a result of US tax reform. Underlying earnings before tax improved to USD 55 million in 2017 compared with 2016 mainly due to higher underlying earnings before tax from the High Net Worth businesses, Aegon Insights and China. Gross deposits decreased to USD 250 million in 2017 compared with USD 337 million in 2016, primarily due to sales of the recently launched foreign currency variable annuity being more than offset by lower Japanese Yen-denominated variable annuity sales. New life sales amounted to USD 170 million for 2017, mainly related to the critical illness product in China and the new direct sales strategy implemented in India.

Net income

Net income improved from a loss of USD 14 million in 2016 to USD 6 million in 2017, mainly due to increased underlying earnings before tax in the High Net Worth business, Aegon Insights and China. Fair value losses improved compared with 2016 to USD 1 million due to lower losses on hedging of the variable annuity business in Japan. Realized gains decreased to USD 5 million in 2017 due to lower gains from normal trading activity compared with 2016. Other charges increased compared with 2016 to USD 21 million as a result of the net impact of assumption changes and model updates in 2017. Income tax increased to USD 32 million in 2017 compared with USD 30 million in 2016 as higher taxes on higher underlying earnings before tax were partially offset by a one-time tax benefit of USD 10 million from the write-down of deferred tax liabilities in Aegon Insights as a result of US tax reform.

Underlying earnings before tax

In Asia, underlying earnings before tax improved by 136% compared with 2016 to USD 55 million in 2017.

◆	Underlying earnings before tax from the high net worth businesses in Hong Kong and Singapore increased to USD 67 million in 2017, compared with USD 61 million in 2016. This increase was mainly the result of favorable mortality experience and favorable intangible adjustments related to anticipated investment yields compared with 2016.
◆	Underlying earnings before tax in Aegon Insights increased to USD 10 million in 2017 compared with USD 1 million in 2016 due to an accident & health reserve release, an expense release in Indonesia, and lower operating expenses as a result of discontinuing the outbound telemarketing business.
◆	Losses from Strategic Partnerships decreased to USD 21 million in 2017 compared with USD 39 million in 2016 mainly a result of favorable persistency and lower new business related expenses. Following the strong results in China throughout 2017, Aegon THTF is now profitable.

Commissions and expenses

Commissions and expenses remained stable in 2017 compared with 2016 at USD 257 million. Operating expenses increased by 9% in 2017 compared with 2016 to USD 176 million. The increase in operating expenses was mainly driven by strong sales in China and India throughout the year and investments made to support future growth, partially offset by lower operating expenses in Aegon Insights as a result of discontinuing the outbound telemarketing business.

Production

New life sales increased by 20% in 2017 to USD 170 million compared with 2016.

◆	In the high net worth businesses in Hong Kong and Singapore, new life sales were down 4% to USD 84 million in 2017, compared with USD 88 million in 2016. This decrease was mainly the result of lower sales of universal life products due to increased competitive environment.
◆	New life sales in Strategic Partnerships were up 60% to USD 86 million in 2017 compared with 2016 due to a strong increase from sales in China that was mainly driven by the critical illness product and the new direct sales strategy implemented in India during the first half of 2017.

Gross deposits in Asia declined to USD 250 million in 2017 compared with USD 337 million in 2016. Increased inflows from foreign currency variable annuities were more than offset by lower Japanese Yen-denominated variable annuity sales. The latter was the result of a pricing change in order to maintain profitability by strictly adhering to Aegon’s pricing policy.

New premium production in Asia’s accident & health declined by 27% in 2017 compared with 2016 to USD 14 million as a result of running off the Aegon Insights outbound telemarketing business.

Annual Report on Form 20-F 2017

76	Business overview Results of operations – Asia

Results 2016 Asia

	Amounts in USD millions			Amounts in EUR millions
	2016	2015	%	2016	2015	%
Net underlying earnings	(7)	(4)	(79)	(6)	(3)	(80)
Tax on underlying earnings	30	27	14	27	24	15
Underlying earnings before tax by business / country
High net worth businesses	61	45	37	55	40	39
Aegon Insights	1	5	(86)	1	5	(88)
Strategic partnerships	(39)	(27)	(42)	(35)	(25)	(41)
Underlying earnings before tax	23	23	3	21	20	3

Fair value items	(10)	7	n.m.	(9)	7	n.m.
Gains / (losses) on investments	9	7	29	8	7	29
Net impairments	(1)	-	n.m.	(1)	-	n.m.
Other income / (charges)	(6)	(68)	91	(5)	(61)	91
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	16	(31)	n.m.	14	(27)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	2	3	(38)	2	3	(37)
Income tax	(30)	(3)	n.m.	(27)	(3)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(2)	(3)	38	(2)	(3)	37
Net income / (loss)	(14)	(33)	58	(13)	(30)	58

Life insurance gross premiums	1,240	1,902	(35)	1,121	1,713	(35)
Accident and health insurance premiums	115	117	(2)	104	105	(1)
Total gross premiums	1,355	2,019	(33)	1,225	1,819	(33)

Investment income	257	216	19	232	194	19
Fees and commission income	67	69	(3)	61	62	(3)
Total revenues	1,680	2,304	(27)	1,517	2,076	(27)

Commissions and expenses	257	268	(4)	232	242	(4)
of which operating expenses	161	143	13	146	129	13

Annual Report on Form 20-F 2017

77	Business overview Results of operations – Asia

	Amounts in USD millions			Amounts in EUR millions
New life sales	2016	2015	%	2016	2015	%
High net worth businesses	88	151	(42)	79	136	(42)
Aegon Insights	-	1	(64)	-	1	(64)
Strategic partnerships	54	41	31	49	37	32
Total recurring plus 1/10 single	142	193	(26)	128	173	(26)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2016	2015	%	2016	2015	%
Strategic partnerships - China	7	5	43	6	4	43
Strategic partnerships - Japan	330	448	(26)	298	404	(26)
Total gross deposits	337	453	(26)	304	408	(25)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2016	2015	%	2016	2015	%
Strategic partnerships - China	5	3	48	4	3	49
Strategic partnerships - Japan	282	388	(27)	255	350	(27)
Total net deposits / (outflows)	287	392	(27)	259	353	(27)

	Amounts in USD millions			Amounts in EUR millions
	2016	2015	%	2016	2015	%
New premium production accident and health insurance	19	31	(40)	17	28	(40)

					Weighted average rate
Exchange rates
Per 1 EUR					2016	2015
US dollar					1.1069	1.1100
Chinese Yuan Renminbi					7.3364	6.9598

Annual Report on Form 20-F 2017

78	Business overview Results of operations – Asia

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

Annual Report on Form 20-F 2017

79	Business overview Results of operations – Asia

Overview of Asia

Aegon Asia operates through three major joint ventures in India, Japan and the People’s Republic of China (hereafter referred to as ‘China’), in addition to several wholly-owned subsidiaries, including Aegon’s businesses in Hong Kong and Singapore that serve the high-net-worth segment.

Organizational structure

Aegon’s main operating companies in Asia (including Aegon’s ownership percentages) are:

◆	Aegon THTF Life Insurance Co. Ltd. (50%);
◆	Aegon Life Insurance Co. Ltd. (49%);
◆	Aegon Sony Life Insurance Co. Ltd. (50%);
◆	SA Reinsurance Ltd. (50%); and
◆	Transamerica Life (Bermuda) Ltd. (TLB).

Joint ventures

Aegon operates in China through a joint venture with Tsinghua Tongfang Co. Ltd (THTF). The name of the joint venture is Aegon THTF Life Insurance Co. Ltd. (Aegon THTF). Aegon THTF is licensed to sell both life insurance and accident and health products in China. The company has expanded its network of offices and business in China since 2003. Having obtained 12 provincial licenses, its geographic presence provides access to a potential market of over 650 million people, primarily in the coastal provinces of eastern China.

Aegon has been operating in India through its joint venture life insurance company, Aegon Life Insurance Co. Ltd (Aegon Life), since 2008, and its current joint venture partner is Bennett, Coleman & Co. Ltd. (BCCL). The joint venture follows a digitally focused direct-to-consumer strategy.

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

Wholly-owned subsidiaries

Transamerica Life Bermuda and its predecessors have been serving customers in Asia for over 80 years. TLB today primarily serves the wealth preservation and wealth transfer needs of the high-net-worth market segment in Asia through its offices in Hong Kong and Singapore, and Europe through its office in Bermuda.

Aegon Insights is a marketing and distribution services business in the Asia-Pacific region. The Aegon Insights business first established operations in Australia in 1998, and currently maintains operations in Australia, China, Hong Kong, Indonesia, Japan and Thailand. Given changes in consumer preferences in some countries, changes were also made during 2017 to close active partner distribution relationships, while continuing to serve existing customers.

Overview of sales and distribution

In China, Aegon THTF follows a multi-channel distribution strategy. Current distribution channels include agency, brokerage, banks, direct marketing, group and digital.

In India, Aegon Life now distributes its products predominantly via its e-sales channels utilizing its own website and e-commerce partners, as well as its own direct sales force.

Aegon Sony Life in Japan has two distribution channels: the Sony Life Planner channel (operated by Sony Life), with over 4,900 agents; and the bank distribution channel, which consists predominately of mega banks and regional banks.

TLB distributes its products to high-net-worth consumers exclusively through relationships with local and international brokers, in addition to private banks.

Overview of business lines

High-net-worth businesses

TLB’s main products consist of USD denominated Universal Life and USD Term Life Insurance plans for the high-net-worth market segment. Universal Life is TLB’s key product to meet the needs of high-net-worth individuals for wealth preservation and wealth transfer to successive generations. In addition to the Universal Life products, Term Life products are also marketed to high-net-worth consumers, with protection offered at a guaranteed level rate for up to 30 years.

Aegon Insights

Aegon Insights primarily worked with local insurers to develop marketing and distribution solutions tailored to the needs of specific markets and customers. With changes in consumer preferences, the focus is on exploring opportunities in the emerging digital distribution landscape. Revenue is primarily generated through reinsurance arrangements and fee income from marketing services and product distribution. During 2017, Aegon made the strategic decision to discontinue the outbound telemarketing businesses.

Annual Report on Form 20-F 2017

80	Business overview Results of operations – Asia

Strategic partnerships

In China and India, Aegon provides a broad range of life insurance products including unit-linked, universal life, and traditional life products. Aegon also offers variable annuities in Japan through Aegon Sony Life.

In China, Aegon THTF’s agency, broker, and direct marketing channels primarily sell whole-life critical illness products, while the agency channel and direct marketing channel also offer participating endowment products and personal accident products respectively. Regular premium critical illness, participating annuity and single premium universal life are the key products offered in the bancassurance channel, while the digital channel is currently focused on offering protection products. Aegon THTF also offers non-life products (primarily consisting of short-term accident and short-term health products) through all channels. Non-life sales are, however, concentrated in the group channel, where the main products are group medical policies.

In India, Aegon Life offers term life plans, traditional individual participating products, traditional non-participating savings products, and unit-linked life insurance plans through the direct sales force and e-sales channels.

In Japan, Aegon Sony Life sells variable annuities in JPY, USD and AUD. These products typically provide a guaranteed minimum death benefit, together with a lifetime withdrawal benefit and an accumulation benefit with or without a minimum guarantee.

Since 2010, SARe has assumed the risk on all minimum guarantees offered on Aegon Sony Life’s variable annuity products.

Aegon also makes investments in digital distribution platforms in the Asia region to expand distribution capabilities.

Competition

China: Aegon THTF

As of November 30, 2017 there were 85 life insurance companies in the market, including 57 domestic life companies and 28 foreign life insurers. Based on total premium income, Aegon THTF ranked fifty-fifth among life insurance companies and fifteenth among foreign life companies in China. Aegon THTF’s market share among foreign-invested companies was 1.4% in terms of total premium.

India: Aegon Life

There were 24 licensed life insurers in India at the end of November 2017. While the state-owned Life Insurance Corporation of India continues to maintain a dominant share of new business premiums (April 2017 to November 2017), private sector companies have shown double-digit growth to obtain more than 30% of the individual recurring new business premiums written. Aegon Life India ranked twenty-

third in the individual recurring premium market (April 2017 to November 2017).

Japan: Aegon Sony Life

There are seven active companies in Japan’s variable annuities market. In 2017, Aegon Sony Life ranked third in terms of market share behind Dai-ichi Frontier and Nippon.

Hong Kong and Singapore: TLB

TLB’s main competitors in Hong Kong and Singapore have traditionally been the global providers for the high-net-worth market, such as HSBC Life, Manulife Bermuda, and Sun Life Bermuda. The local branches of both Sun Life and Manulife, in addition to domestic insurers such as AIA, Great Eastern Life and FWD, are however increasingly developing very competitive offerings for the same market segment.

Regulation and supervision

China: Aegon THTF

The insurance industry in China is regulated by the China Insurance Regulatory Commission (CIRC). During 2017, the CIRC made several regulatory changes to ensure that the industry focused on protection products rather than high guarantee savings products. The CIRC also strengthened the regulation with regards to mis-selling, corporate governance, related party transactions, the use of insurance fund, product design, customer service and innovative business risks.

India: Aegon Life

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.

The IRDAI is active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. Steps initiated by the IRDAI during 2017 included the issuing of regulations with regards to: the registration of Insurance Marketing Firms; the payment of commission, remuneration or rewards to insurance agents; insurance web aggregator; the outsourcing activities by the Indian Insurers; and the role, responsibilities and appointment of Appointed Actuaries. IRDAI has also issued ‘circulars’, rules that provide additional clarify and information about claims processing, point of sale, report on persistency rate and renewal rate, investment regulation, and the implementation of Indian accounting standards.

Japan: Aegon Sony Life

The Financial Services Agency (FSA) is the government agency that supervises all insurance companies in Japan. New products and major product amendments are filed with, and approved by, the FSA, in addition to general policy provisions, statements of business procedure, and pricing and valuation.

Annual Report on Form 20-F 2017

81	Business overview Results of operations – Asia

On March 30, 2017, the FSA published the “Principles for Customer-Oriented Business Conduct” to help financial accumulation of household financial assets, and appropriate rules regarding markets and financial instruments exchanges. Many insurers, including Sony Life, have published their own principles and the measures that they have taken in response to the FSA principles.

Hong Kong, Singapore and Bermuda: TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the integrated regulator of the financial services sector in Bermuda. TLB’s Asia branches are located in Hong Kong and Singapore. The insurance industry in Hong Kong was until June 26, 2017, regulated by the Office of the Commissioner of Insurance (OCI). Changes to the Insurance Companies Ordinance in 2015 provided for the establishment of a new independent insurance authority (IA, which came into operation in June 2017). The IA will take over the regulation of insurance companies and insurance intermediaries from the three Self-Regulatory Organizations (SROs) through a statutory licensing regime in the next two to three years.

The insurance industry in Singapore is regulated by the Monetary Authority of Singapore (MAS). The MAS is an integrated regulator that oversees all banks, insurers, capital market intermediaries and financial advisors in Singapore.

Asia: Aegon Insights

A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include: marketing/ consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of a number of activities undertaken by entities licensed by Aegon Insights. These regulators include the FSA in the Japan, the Office of Insurance Commission in Thailand, the Australian Securities & Investments Commission in Australia, and the Confederation of Insurance Brokers in Hong Kong. Aegon Insights keeps abreast of all changes or proposed changes to regulations in all of its markets. Where appropriate, it also implements industry standard compliance programs, such as Payment Card Industry Compliance in Australia and Privacy Mark in Japan.

Asia

Solvency II requirements became effective for Aegon Group as of January 1, 2016. Aegon’s Asian insurance activities are included in the Aegon Group Solvency II ratio through Deduction & Aggregation. For TLB and Japan, Deduction & Aggregation is applied using available and required capital as per the local capital regime. The regulatory regime of Bermuda and Japan were granted full provisional equivalence on December 7, 2015.

Annual Report on Form 20-F 2017

82	Business overview Results of operations – Aegon Asset Management

Results 2017 Aegon Asset Management

Amounts in EUR millions	2017	2016	%
Net underlying earnings	94	99	(5)
Tax on underlying earnings	42	50	(16)

Underlying earnings before tax by business / country
Americas	59	55	6
The Netherlands	15	14	6
United Kingdom	16	30	(46)
Rest of World	(7)	(4)	(84)
Strategic partnerships	53	54	(1)
Underlying earnings before tax	136	149	(9)

Fair value items	-	-	n.m.
Gains / (losses) on investments	3	3	6
Net impairments	-	(5)	n.m.
Other income / (charges)	(49)	(2)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	90	145	(38)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	17	19	(7)
Income tax	(42)	(48)	11
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(17)	(19)	7
Net income / (loss)	48	97	(51)

Management fees	473	503	(6)
Performance fees	36	34	4
Other	67	63	7
Total revenues	576	601	(4)

Commissions and expenses	481	486	(1)
of which operating expenses	444	451	(2)

Cost / income ratio	77.1%	75.1%

Amounts in EUR millions	2017	2016	%
Gross flows other third-party
Americas	10,567	4,536	133
The Netherlands	5,936	4,656	27
United Kingdom	4,482	4,831	(7)
Rest of World 1)	127	(317)	n.m.
Strategic partnerships	40,220	32,660	23
Total gross flows other third-party	61,332	46,366	32

Net flows other third-party
Americas	1,913	499	n.m.
The Netherlands	3,256	3,669	(11)
United Kingdom	(6,770)	(865)	n.m.
Rest of World 1)	167	62	170
Strategic partnerships	8,345	(402)	n.m.
Total net flows other third-party	6,913	2,964	133
[1] Rest of world include intragroup eliminations from internal sub-advised agreements

		Weighted average rate
Exchange rates
Per 1 EUR		2017	2016
US dollar		1.1291	1.1069
Pound sterling		0.8758	0.8187
Hungarian forint		308.7564	310.9128
Chinese Yuan Renminbi		7.6520	7.3364

Annual Report on Form 20-F 2017

83	Business overview Results of operations – Aegon Asset Management

Results 2017 Aegon Asset Management

Net income in 2017 decreased compared with 2016 to EUR 48 million as a result of lower underlying earnings before tax compared with 2016 and a provision taken for a potential settlement with the SEC. Lower underlying earnings before tax in 2017 compared with 2016 was mainly the result of lower management fees in the United Kingdom. Gross flows in other third-party asset management increased by 32% to EUR 61 billion in 2017 compared with 2016, mainly driven by higher gross inflows in the US, the Netherlands and Strategic partnerships.

Net income

Net income in 2017 declined 51% compared with 2016 to EUR 48 million. This was partly driven by lower underlying earnings before tax in 2017 compared with 2016.

In addition, Aegon has taken a provision in anticipation of a possible settlement in connection with a previously disclosed investigation by the US Securities and Exchange Commission (SEC). The investigation relates to the operation or existence of errors in the quantitative models in question and disclosures regarding these matters. Aegon had discovered these errors in its asset management operations in the United States. The Company notified the SEC and cooperated fully with the investigation. Following the discovery of the errors, Aegon concluded a comprehensive and detailed review.

As a result of recent discussions, Aegon has taken a provision through Other charges in the fourth quarter of 2017 for a potential settlement. This amount is partly recorded in the Americas and partly in Asset Management (EUR 40 million). Aegon believes that the investigation will come to a conclusion in 2018.

Underlying earnings before tax

Underlying earnings before tax decreased by 9% in 2017 compared with 2016 to EUR 136 million. This decline was mainly driven by lower underlying earnings before tax in 2017 compared with 2016 from the United Kingdom due to lower management fees.

◆	Americas underlying earnings before tax increased to EUR 59 million in 2017, compared with EUR 55 million in 2016, as lower expenses more than offset lower management fee income in 2017 compared with 2016.
◆	Underlying earnings before tax from the Netherlands in 2017 increased by EUR 1 million to EUR 15 million compared with 2016, mainly driven by higher management fee income, which was partly offset by higher expenses in 2017 compared with 2016.
◆	Underlying earnings before tax from the United Kingdom amounted to EUR 16 million in 2017, a decrease from the EUR 30 million level in 2016. Lower expenses in 2017 compared with 2016 were more than offset by lower management fee income.
◆	Rest of World underlying earnings before tax in 2017 decreased by EUR 3 million compared with 2016 to a loss of EUR 7 million.
◆	Underlying earnings before tax from Strategic partnerships decreased by EUR 1 million compared with 2016 to EUR 53 million in 2017. Aegon’s Chinese asset management joint venture AIFMC had lower performance fee income in 2017 compared with 2016. This was partly offset by higher underlying earnings before tax from French joint venture La Banque Postale Asset Management in 2017 compared with 2016.

Commissions and expenses

Commissions and expenses declined in 2017 compared with 2016 to EUR 481 million. Operating expenses decreased by 2% in 2017 compared with 2016 to EUR 444 million. This decrease was mainly driven by lower expenses in the Americas and the United Kingdom as a result of continued strong expense control and favorable currency movements. These were partly offset by restructuring charges and higher one-time expenses in the Netherlands. The cost/income ratio in 2017 increased by 2 percentage points to 77% compared with 2016, as lower expenses were more than offset by lower revenues in 2017 compared with 2016. Annualized operating expenses as a percentage of average assets under management increased in 2017 compared with 2016 by 1 basis point to 14 basis points.

Annual Report on Form 20-F 2017

84	Business overview Results of operations – Aegon Asset Management

Production

Gross inflows in other third-party increased by 32% in 2017 to EUR 61.3 billion compared with 2016. This was mainly the result of higher gross flows in Strategic partnerships in 2017 compared with 2016, and higher gross flows in the US and the Netherlands.

Net other third-party inflows in 2017 increased compared with 2016 to EUR 6.9 billion, as higher net flows in Strategic partnerships and the Americas were partly offset by net outflows in the United Kingdom and lower net inflows in the Netherlands.

Assets under management

Assets under management decreased by EUR 14 billion in 2017 to EUR 318 billion compared with the start of 2017. Favorable market movements and net inflows in other third-party were more than offset by outflows in the general account, primarily resulting from the divestment of the majority of the run-off businesses in the US, outflows in affiliates, and unfavorable currency movements.

Annual Report on Form 20-F 2017

85	Business overview Results of operations – Aegon Asset Management

Results 2016 Aegon Asset Management

Amounts in EUR millions	2016	2015	%
Net underlying earnings	99	120	(17)
Tax on underlying earnings	50	50	(2)

Underlying earnings before tax by business / country
Americas	55	66	(16)
The Netherlands	14	11	28
United Kingdom	30	32	(7)
Rest of World	(4)	(4)	(2)
Strategic partnerships	54	65	(17)
Underlying earnings before tax	149	170	(12)

Fair value items	-	-	-
Gains / (losses) on investments	3	3	8
Net impairments	(5)	-	n.m.
Other income / (charges)	(2)	(1)	(16)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	145	172	(15)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	19	(3)
Income tax	(48)	(50)	5
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	(19)	3
Net income / (loss)	97	121	(20)

Management fees	503	504	-
Performance fees	34	48	(29)
Other	63	61	3
Total revenues	601	614	(2)

Commissions and expenses	486	487	-
of which operating expenses	451	444	2

Cost / income ratio	75.1%	72.3%

Amounts in EUR millions	2016	2015	%
Gross flows other third-party
Americas	4,536	2,329	95
The Netherlands	4,656	4,080	14
United Kingdom	4,831	7,538	(36)
Rest of World 1)	(317)	(389)	19
Strategic partnerships	32,660	20,165	62
Total gross flows other third-party	46,366	33,722	37

Net flows other third-party
Americas	499	307	63
The Netherlands	3,669	2,897	27
United Kingdom	(865)	3,490	n.m.
Rest of World 1)	62	(27)	n.m.
Strategic partnerships	(402)	1,568	n.m.
Total net flows other third-party	2,964	8,235	(64)
[1] Rest of world include intragroup eliminations from internal sub-advised agreements
		Weighted average rate
Exchange rates
Per 1 EUR		2016	2015
US dollar		1.1069	1.1100
Pound sterling		0.8187	0.7256
Hungarian forint		310.9128	309.3147
Chinese Yuan Renminbi		7.3364	6.9598

Annual Report on Form 20-F 2017

86	Business overview Results of operations – Aegon Asset Management

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

Annual Report on Form 20-F 2017

87	Business overview Results of operations – Aegon Asset Management

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

Strategic direction and global oversight of business performance is executed by the Global Board of Aegon Asset Management, which has both global and local roles and responsibilities. This Board is supported by the Governance Risk & Compliance Committee and the Human Resources Committee, together with a Global Strategic Change Committee. Members of the Global

Board are appointed by Aegon N.V The Risk Advisory Committee and Remuneration Committee support Aegon’s oversight of Aegon Asset Management.

As of January 1, 2018, the activities of Aegon Investment Management B.V and Kames Capital plc have been governed by a joint European Executive Committee. The-day-to-day management of these two entities is delegated to the European Executive Committee. The statutory boards of Aegon Investment Management B.V. and Kames Capital plc remain ultimately responsible for the entities, and have the duty to oversee the delegated authorities. As part of this integration in Europe, Aegon Asset Management plans to merge the operating entities Aegon Investment Management B.V. and TKP Investments B.V To ensure the continued independence of the fiduciary services offered by TKP Investments, the respective teams have, since January 1, 2018, reported to the global CEO of Aegon Asset Management.

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

General account business consists of funds held on the balance sheet of Aegon insurance companies to meet policyholder liabilities - typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and mortgage loans. Furthermore, Aegon Asset Management manages Aegon’s general account derivatives book of Aegon the Netherlands.

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

Annual Report on Form 20-F 2017

88	Business overview Results of operations – Aegon Asset Management

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

In the Netherlands, Aegon Asset Management provides a wide range of investment strategies and solutions to institutional and wholesale clients, and through its affiliated insurance company to retail clients. In the third-party institutional market, it competes with domestic and global asset managers as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, JP Morgan, Nationale Nederlanden Investment Partners and Robeco.

In the United Kingdom, Aegon Asset Management focuses on offering investors fixed income, equities, real estate, multi-asset, absolute return and ethical investments. It serves institutional clients and their advisors, and is active in the wholesale market. Primary competitors in the UK include Ashmore, BlackRock, Henderson Global Investors and Standard Life Aberdeen.

In mainland China, Aegon Industrial Fund Management Company focuses on Chinese equity, fixed income, and money market strategies. It competes against a wide range of locally-based asset managers including Alibaba’s Yuebao fund China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management.

In France, La Banque Postale Asset Management competes for private investors through La Banque Postale’s retail banking network, with a focus on new multi-asset strategies. In the institutional market, it also offers strategies from Aegon Asset Management businesses in order to compete with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, BNP Paribas Investment Partners and Natixis Global Asset Management.

Regulation and supervision

Regulation of asset management companies in general differs to that of insurers. Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is regulated by the Dutch Central Bank (DNB) as a financial holding company according to the Dutch Financial Supervision Act (Wft). Local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM) (conduct of business supervision) and the DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for Kames Capital, and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the US-based entities. Kames Capital is also regulated by the SEC for its activities in the US market. From a regulatory perspective, the asset management activities of the US-based entities of Aegon Asset Management in the United States do not fall under the responsibility of Aegon Asset Management Holding B.V., as these entities are subsidiaries of Transamerica Corporation.

Solvency II

Solvency II requirements became effective for Aegon Group as of January 1, 2016. The EU-domiciled asset management activities are accounted for in the Group Solvency II calculation using the requirements set by the Capital Requirements Directives IV (CRD IV). Non EU-domiciled activities are accounted for using local capital requirements.

MiFID II

MIFID II requirements became effective for Aegon Asset Management as of January 3, 2018, and the Company adheres to the regulation. In line with most of its peers, the European Aegon Asset Management entities (Aegon Investment Management B.V., Kames Capital plc and TKP Investments B.V.) have decided in principle to pay external research costs by their own means.

Annual Report on Form 20-F 2017

89	Business overview Asset-Liability Management

Asset-Liability Management

Aegon specializes in writing long-term life insurance business with key markets in the US, Europe and Asia. Its product suite includes savings and annuity products that feature a guaranteed level of benefit. Aegon also writes mortgages in The Netherlands that are initiated using long-term insurance funds. Products are priced using a market-consistent framework, and comprehensive asset-liability management (ALM) programs are implemented to ensure that the assets backing policyholder benefits are invested prudently over the long term.

A range of ALM techniques are used across the Group. These range in terms of sophistication and complexity from cash-flow matching (for traditional fixed annuities) to duration matching (for the universal life family) to derivative-based semi-static and dynamic hedges (to match variable annuities).

The Enterprise Risk Management (ERM) framework includes a number of risk policies that govern ALM strategies, such as the Investment and Counterparty Risk Policy (ICRP), the Interest Rate Risk Policy (IRRP) and the Currency Risk Policy (CRP). The ICRP governs the management of investment risks associated with credit, equity, property and alternative asset classes, in addition to option markets and implied volatility risk. The other policies govern interest rate and currency risk, including the risk associated with interest rate options and swaptions.

As well as product-level ALM programs, subsidiary businesses are required by the ICRP to maintain overarching ALM strategies that set the direction and limits for the various individual product-level programs. Significant or complex ALM strategies are approved at group level, and all programs are subject to group risk oversight.

Together with the ICRP, IRRP and CRP, which guide ALM strategy, a number of other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant depending on market circumstances. Liquidity is managed at legal entity level in the first instance, and the large US and Dutch units may use external market solutions to match projected liquidity requirements with funding.

The introduction of Dodd-Frank and the European Market Infrastructure Regulation (EMIR) derivative regulations has led in recent years to Aegon transitioning a significant proportion of formerly over-the-counter positions to clearing houses. Collateral and margin requirements have also increased, introducing the potential for liquidity strain, which has to be carefully managed. Market volatility can cause collateral requirements to increase rapidly, which means that it is important to have sufficient high quality collateral available at all times. Regular liquidity stress testing is used to monitor required liquidity and ensure that sufficient funding is available.

Americas

The investment choices of Aegon USA’s companies are subject to regulation dependent upon the laws of the applicable state in which each such company is domiciled. Each state prescribes the nature, quality and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government bonds, corporate debt, preferred and common stock, real estate and mortgage loans, while limiting investment in other classes of investments.

A range of ALM strategies are used at the product-group level. For traditional general account insurance, the ALM strategy is to select high-quality investment assets that are matched to the corresponding liability. This strategy takes currency, yield and maturity characteristics into consideration. Asset quality and diversification are also taken into account, together with policyholders’ reasonable expectations with regard to the sharing of excess interest.

Transamerica also writes a significant volume of variable annuity business, which is managed using sophisticated dynamic hedging techniques. Clearly-defined hedge strategies cover first order ‘delta’ and ‘rho’, together with higher order programs covering ‘gamma’ and ‘vega’ sensitivities. The ‘Distributed Earning Macro Program’ is a largely option-based semi-static hedge that provides protection for distributable earnings against a sharp fall in equity markets.

Aegon USA also uses various liquidity management techniques, including a contingent liquidity management facility, to ensure sufficient access to funding for collateral calls in the event of rapidly rising interest rates. Regular stress testing is used to monitor and manage liquidity risk.

Europe

The Netherlands

Aegon the Netherlands uses fixed income instruments to match its long-term liabilities. These include high-quality sovereign and corporate bonds, together with a sizeable portfolio of Dutch residential mortgages. Cash flow matching is used to manage the asset portfolio, and a derivative-based dynamic hedge program in addition to the cash flow matching. The hedge program is rebalanced on a daily basis in order to both offset embedded guarantee sensitivities, and protect against volatility in best estimate economic cost of these guarantees.

Derivatives are central to Aegon’s hedging strategy, and the derivatives market has been subject to a large number of changes in recent years. These include the introduction of the EMIR in Europe. Furthermore, counterparty risks associated with derivative contracts are mitigated by collateral, and the introduction of central clearing has increased collateral requirements and reduced counterparty risk over recent years.

Annual Report on Form 20-F 2017

90	Business overview Asset-Liability Management

United Kingdom

Having disposed of the majority of its annuity portfolio, the primary role of ALM at Aegon UK is to protect Solvency II own funds. This is achieved by using options and equity and interest rate swaps to guard against fluctuations in best estimate liabilities. Programs are also in place to match assets with the liabilities of the remaining annuity book and the staff pension scheme.

The UK with-profits business is written in the policyholder-owned fund (otherwise called the ‘with-profits fund’). The funds with the highest guaranteed rates have been closed to premiums since 1999, and all funds have been closed to new business with investment guarantees since October 2002 (except for a small increase in regular payments). The fund contains free assets that have not yet been fully distributed to individual policyholders. Free assets help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. The free assets are partly invested in equity put options and interest rate swaps and swaptions. Aegon UK has an exposure only once these assets have been exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach required for Solvency II reporting in the UK. As the fund is closed for new business, the free assets are gradually being distributed to the with-profit policyholders through the applicable bonus system.

Central & Eastern Europe

Aegon has a range of ALM programs in place across life and non-life businesses in the Central & Eastern Europe region. Across the CEE units, ALM focuses on asset-liability matching in terms of duration and liquidity.

Spain & Portugal

Aegon has a range of ALM programs in place in Spain & Portugal across life and non-life businesses. In Spain & Portugal, insurance liabilities are predominately long-term life benefits, and the focus of ALM is to minimize interest rate risk by duration matching.

Asia

SARe uses a sophisticated dynamic hedge program to manage guarantee risk included in variable annuity products associated with equity markets and interest rates.

Annual Report on Form 20-F 2017

91	Business overview Reinsurance ceded

Reinsurance ceded

Aegon uses reinsurance to manage and diversify risk, limit volatility, improve capital positions, limit maximum losses, and sometimes to enter into strategic partnerships and gain access to reinsurer technology. While the objectives and use can vary by region due to local market considerations and product offerings, the use is coordinated and monitored globally.

In order to minimize its exposure to reinsurer defaults, Aegon regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and overcollateralization. For certain agreements, funds are withheld for investment rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by the use of multiple reinsurers within certain reinsurance agreements. Aegon has experienced no material reinsurance recoverability problems in recent years.

External reinsurance counterparties are in general major global reinsurers (approximately 60% of reinsurance premium) with more local reinsurers ensuring a balance between regional and global considerations. The key way in which reinsurance is used and the role that it plays by region is as follows:

Corporate Center and Blue Square Re

Global coordination takes place through Aegon Corporate Center working closely with local business units. Regular calls are conducted with reinsurance partners to manage relationships. The Global Reinsurance Use Committee (GRUC) is a global body that shares and discusses updates and matters of interest among local and global reinsurance managers. The GRUC also oversees Aegon’s Reinsurance Use Policy and facilitates approval of transactions if counterparties are not pre-approved. Reports are shared with the Global Risk and Capital Committee and Group Management Board as appropriate.

Blue Square Re is a global reinsurer 100% owned by Aegon N.V. that specializes in internal reinsurance and related consideration, and offers product and underwriting expertise to Aegon units and partners. In accepting risks from Aegon units, Blue Square Re may at times retrocede risk to external reinsurers, thereby realizing economies of scale and diversification.

Americas

Aegon Americas manages its life insurance exposure through various types of agreements with reinsurers. It relies heavily on quota-share and excess-of-loss reinsurance arrangements. The primary purpose of these agreements is to diversify Aegon Americas’ overall risk and limit the maximum loss on risks that exceed policy retention levels. Maximum retention levels vary by product, method of underwriting, and the nature of the risk being reinsured.

Europe

The Netherlands

Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity and ‘excess of loss’ contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks, and thereby limit the maximum loss it may incur. Since January 1, 2014, Aegon the Netherlands has reinsured its term life assurance through a quota-sharing contract. For non-life, Aegon the Netherlands only reinsures its property, general and motor third-party liability business. For property insurance, motor third-party liability insurance, and general third-party liability, ‘excess of loss’ contracts are in place.

United Kingdom

Aegon UK uses reinsurance to both manage risk and maximize financial value through returns achieved and efficient capital management. The degree to which reinsurance is used across the product lines varies, depending largely on the appropriateness and value of reinsurance available in the market. The protection business is significantly reinsured. A reinsurance panel is in place to provide reinsurance, predominantly on a quota share basis, across the range of benefits. A facultative reinsurance panel is also used to assist the placement of very large cases.

Central & Eastern Europe

Aegon CEE uses reinsurance for its life and non-life businesses in order to mitigate insurance risk. The majority of treaties in force for Aegon’s operations in Central & Eastern Europe are non-proportional excess of loss programs – except for the life reinsurance treaties – which are made on a surplus and quota-share basis (including various riders). The most significant reinsurance programs currently in force are property catastrophe excess of loss treaty and excess of loss treaties for other risks.

Spain & Portugal

Aegon Spain has a ‘one Aegon’ reinsurance management policy. This means that both its joint ventures in Spain & Portugal and own business are treated as a whole, with similar economic conditions and a similar panel of reinsurers, while individual profit shares without losses are carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. Aegon Spain thereby seeks to optimize the cost of reinsurance coverage, including through profit sharing, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Household insurance contracts for the Aegon Santander joint ventures follow the same principles, with maximum retention levels varying both by product and by the nature of the risk being reinsured. Natural catastrophe reinsurance programs are also in place to provide cover for high impact – low frequency events.

Annual Report on Form 20-F 2017

92	Business overview Reinsurance ceded

Asia

China: Aegon THTF

Aegon THTF shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Aegon THTF reviews the reinsurance structure regularly, adjusting it based on claims experience and its risk acceptance capability.

India: Aegon Life

Reinsurance arrangements are regulated by the Insurance Regulatory and Development Authority of India. Aegon Life reinsures the mortality and morbidity risks of the policies it sells.

Japan: Aegon Sony Life and SARe

Aegon Sony Life reinsures 100% of its guarantees on variable annuities with SARe. In addition, Aegon Sony Life maintains a Surplus Relief reinsurance contract on a local statutory basis only. Surplus Relief provides relief from acquisition cost recovery risk.

Hong Kong and Singapore: Transamerica Life Bermuda (TLB)

TLB uses third-party mortality reinsurance for its universal life and traditional policies. Mortality reinsurance takes the form of yearly-renewable term, excess-of-retention or quota-share arrangements. This is typically arranged through a pool of reinsurers. In October 2016, TLB entered into a reinsurance treaty to provide further protection for the local solvency position in Singapore.

Asia: Aegon Insights

Aegon Insights’ traditional business model primarily creates value by reinsurance of the third-party carrier partner through an Aegon risk carrier, whereby risk-based premium is acquired for the Group. Aegon Insights acts as an independent marketing services provider. This enables it to form partnerships with local insurers, particularly in locations in which Aegon does not have a local presence.

Annual Report on Form 20-F 2017

93	Business overview Risk management

Risk management

General

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. As a result, the Company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and internal control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy.

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

Enterprise Risk Management (ERM) framework

Aegon’s ERM framework is designed and applied to identify and manage potential risks that may affect Aegon. This means identifying and managing individual and aggregate risks within Aegon’s risk tolerance in order to provide reasonable assurance regarding the achievement of Aegon’s objectives. The ERM framework is designed in line with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) model. The ERM framework applies to all of Aegon’s businesses for which it has operational control. Aegon’s businesses are required to either adopt the Group level ERM framework directly, or tailor it to local needs while meeting the requirements of the Group level ERM framework.

Risk strategy and risk tolerance

The formulation of the risk strategy starts with the principle that taking a risk should be based on serving a customer’s need. In terms of Aegon’s purpose statement, risk taking should be instrumental to helping people achieve a lifetime of financial security. The competence with which Aegon is able to manage the risk is assessed and Aegon’s risk preferences are formulated, taking into account Aegon’s risk capacity. The risk preferences eventually lead to a targeted risk profile that reflects the risks Aegon wants to keep on the balance sheet, and the risks Aegon would like to avoid. Aegon’s tolerance for risk is established in order to assist management in carrying out Aegon’s strategy using the resources available to Aegon Group. Aegon has defined four areas where risk tolerance plays an important role:

◆	Financial strength: ensure Aegon meets long-term obligations to policyholders, thereby enabling Aegon to compete in key markets as a financially strong global insurer;
◆	Continuity: ensure that Aegon remains solvent and liquid even under adverse scenarios;
◆	Culture: encourage strong risk awareness by stressing the Company’s low tolerance for operational risk. This helps to improve operational excellence and ensures that the Company is fair in its treatment of customers and other stakeholders; and
◆	Risk balance: manage the concentration of risk and encourage risk diversification within Aegon.

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the Company is exposed. An Emerging Risk process is in place to ensure on-going appropriateness of both the risk universe and the risk management framework. In order to assess all risks, a consistent methodology for measuring risks is required. Aegon’s methodology for this is documented in a manual and maintained up-to-date. The risk metrics are embedded in Aegon’s key reports and are used for decision making.

Risk response

Aegon distinguishes the following risk responses:

◆	When the risk exposure is within the set risk tolerance, management can accept the risk; and
◆	When an exposure exceeds the risk tolerance of management or if cost-benefit analysis supports further actions, management can decide to control, transfer or avoid the risk.

Risk monitoring and reporting

Risks are monitored regularly and reported on at least a quarterly basis. The impact of key financial, underwriting and operational risk drivers on earnings and capital is shown in the quarterly risk dashboard for the various risk types both separately as well as on an aggregate basis.

Risk exposures are compared with the limits as defined by Aegon’s risk tolerance statements. Reporting also includes risk policy compliance and incident and compliance reporting. Finally, the main risks derived from Aegon’s strategy and the day-to-day business are discussed, as well as forward looking points for attention. If necessary, mitigating actions are taken and documented.

Risk control

A system of effective controls is required to mitigate the risks identified. In Aegon’s ERM framework risk control includes risk governance, risk policies, internal control framework, model validation, risk embedding, risk culture and compliance.

Risk universe and risk appetite

The risk factors described in this Annual Report (see risk factors in the ‘additional information’ section) generally have an impact on financial markets (e.g. interest rates and share prices),

Annual Report on Form 20-F 2017

94	Business overview Risk management

underwriting assumptions (e.g. longevity and policyholder behavior) or result in operational risk events (e.g. fraud and business disruption). Aegon’s risk universe is structured to reflect the type of risk events to which the Company is exposed. The identified risk categories are financial risk, underwriting risk and operational risk. Specific risk types are identified within these risk categories. The risk universe captures all known material risks to which Aegon is exposed. These risks, internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high – Underwriting risk is Aegon’s core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, investment risk, interest rate risk and currency risk.	Low to medium – Accepted where it meets customer needs and the risk return profile is acceptable.
Operational	Operational risk results from operational failures or external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low – Accepted to serve customer needs, but mitigated as much as possible.

Most significant risks

The most significant risks Aegon faces are changes in:

◆	Financial markets (particularly related to income credit, equity and interest rates), and
◆	Underwriting risk (particularly related to longevity and policyholder behavior).

Description of risk types

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

Equity market risk and other investment risks

Aegon runs the risk that the market value of its investments changes. Investment risk affects Aegon’s direct investments in the general account, indirect investments on the account of policyholders and agreements where Aegon relies on counterparties, such as reinsurance and derivative counterparties. Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge result in a relatively low return on capital. Aegon has experience and expertise in managing complex investment guarantees, and leverages this capability by providing customers access to a range of investment strategies and guaranteed benefits.

Interest rate risk

Aegon is exposed to interest rates as both its assets and liabilities are sensitive to movements in long- and short-term interest rates, as well as to changes in the volatility of interest rates. Aegon accepts interest rate risk in order to meet customer needs. However, as no spread is earned on this interest rate risk, Aegon prefers to mitigate the risk to the extent possible.

Currency exchange rate risk

As an international company, Aegon is exposed to different currencies, and therefore to movements in currency exchange rates. Foreign currency exposure exists primarily when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are held in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Currency exchange rate fluctuations therefore affect the level of shareholders’ equity as a result of converting local currencies into euro, the Group’s reporting currency. The Company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

Liquidity risk

Aegon needs to maintain sufficient liquidity to meet short term cash demands not only under normal conditions, but also in the event of a crisis. To that end, Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place.

Underwriting risk

Underwriting risk relates to the products sold by Aegon’s insurance entities, and represents the risk of incurring losses when actual experience deviates from Aegon’s best

Annual Report on Form 20-F 2017

95	Business overview Risk management

estimate assumptions on mortality, morbidity, policyholder behavior, P&C claims and expenses. Aegon has a preference to selectively grow underwriting risk, but this must work hand-in-hand with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical liabilities are reviewed on a regular basis. Please refer to note 3 ‘Critical accounting estimates and judgment in applying accounting policies’ to the consolidated financial statement for further information.

Operational risk

Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in used models, acts from personnel, non-compliance to laws and regulations, and natural or man-made disasters. In addition, major programs or organizational transformations may also increase potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to avoid such issues as system failures, business disruption, financial crime and breaches of information security. Aegon monitors and analyses these risks on a regular basis, and where necessary revises contingency plans to deal with them.

Cyber risk

Cyber security has been recognized by Aegon as an important operational risk. Aegon’s digital security controls and cyber threat management program, as defined within the Company’s global information security program, therefore play an important role in reducing risk by establishing security controls that safeguard data, technology and operations, as well as activities outsourced to third parties. Aegon prioritizes its commitment of significant resources to protect and continually strengthen its existing security control environment and preventative tooling to minimize impact and exposure as new cyber threats and exposures emerge. Comprehensive evaluations and scenario testing of security controls - including detection and response capabilities - are frequently performed by both internal and external experts, and resulting vulnerabilities require risk-based action plans that are reported, tracked and monitored by management. This program is overseen by Aegon’s Global Chief Information Security Officer, who has a direct reporting line to the Global Chief Technology Officer, who is a member of the Management Board. Moreover, regular updates are provided to Aegon’s Supervisory Board. Aegon takes cybercrime very seriously, and wherever applicable applies available safeguards to assure investors and customers that data, technology and operations are adequately protected.

Conduct Risk

Both industry-wide and within Aegon, cultural and behavioral elements of risks increasingly play a role within overall risk frameworks. Relevant in this context are, among others, the European Insurance Distribution Directive (IDD) and the General Data Protection Regulation (GDPR). Conduct risk refers to the risks inherent in behaviors, business and staff integrity and business culture, including, but not limited to, meeting the standards of Aegon’s Market Conduct Principles. In 2017, Aegon created and updated several policies with a specific focus on conduct risks (e.g. update of the Pricing and Product Development Policy), and continued to strengthen the Group-wide oversight of conduct risks, including the piloting of a broader set of conduct risk tests to support the Aegon Market Conduct Principles.

Risk governance framework

Aegon’s risk management is based on clear, well-defined risk governance. The goals of risk governance are to:

◆	Define roles and responsibilities, and risk reporting procedures for decision makers;
◆	Institute a proper system of checks and balances;
◆	Provide a consistent framework for managing risk in line with the targeted risk profile; and
◆	Facilitate risk diversification.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory and internally set requirements, and are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units.

Aegon’s risk management governance structure has four basic layers:

◆	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);
◆	The Executive Board and the Management Board;
◆	The Group Risk & Capital Committee (GRCC) and its sub-committees; and
◆	The Regional Risk & Capital Committees.

The SBRC reports to the Supervisory Board on topics related to the ERM framework and the internal control system. The formal responsibility regarding the effectiveness and design, operation and appropriateness of the ERM and internal control system rests, however, with the Audit Committee of the Supervisory Board. The Audit Committee works closely together with the SBRC with regard to the oversight of and reports on the effectiveness of the ERM framework and the risk control systems of the Company. The Audit Committee relies on the findings of the SBRC. The SBRC is responsible for overseeing Aegon’s ERM framework, including risk governance and measures taken

Annual Report on Form 20-F 2017

96	Business overview Risk management

to ensure risk management is properly integrated into the Company’s broader strategy. The main roles and responsibilities of the SBRC are to assist and advice the Supervisory Board and the Audit Committee of the Supervisory Board in fulfilling their oversight responsibilities regarding the effective operation and appropriateness of the ERM framework and internal controls system of Aegon N.V., and its subsidiaries and affiliates that comprise the Aegon Group. These include:

◆	Risk strategy, risk tolerance and risk governance;
◆	Product development and pricing;
◆	Risk assessment;
◆	Risk responses and internal control effectiveness;
◆	Risk monitoring;
◆	Risk reporting;
◆	Operational Risk; and
◆	Transformation Risks.

Furthermore, the SBRC regularly reviews risk exposures relating to capital, earnings and compliance with Group Risk policies. It is the responsibility of the Executive Board and the Group’s Chief Risk Officer (CRO) to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity or operations of the Company.

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

The Executive Board and Management Board are supported by the GRCC. The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring and risk management related decisions on behalf of the Executive Board in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength, credit rating objectives and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels, as well as any potential threats to the Company’s solvency, liquidity or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-

Financial Risk Committee (NFRC) and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, Executive Board and Management Board with framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies and assumptions.

The ERMAAC can seek advice on significant framework development from temporary working groups comprised of subject-matter experts from across the Company’s businesses. These working groups are established by the ERMAAC, including their membership, scope of work and deliverables.

The NFRC exchanges information on non-financial risk matters and prepares decision making for the GRCC or relevant Board, in line with applicable governance requirements. The NFRC receives and reviews the regular reports from the regions on non-financial risk exposure, including issues related to regulatory compliance and conduct.

The MVC is responsible for approving all model validation reports across Aegon. This is an independent committee that reports into the GRCC and Executive Board to provide information on model integrity and recommendations for further strengthening of models.

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

In general, the objective of the Risk Management function is to support the Executive Board, Management Board, Supervisory Board, and regional and business unit boards in ensuring that the Company reviews, assesses, understands and manages its risk profile. Through oversight, the Risk Management function ensures the group-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.

The following roles are important in order to realize the objective of the Risk Management function:

◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;
◆	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and

Annual Report on Form 20-F 2017

97	Business overview Risk management

◆	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the following responsibilities can be distinguished:

Advising on risk-related matters

◆	Bringing businesses together to facilitate information exchange, sharing best practices and working together on relevant case studies and external standards in order to develop, adopt and maintain relevant standards of practice throughout Aegon; and
◆	Optimizing the use of capital and growth within risk/return and consumer conduct criteria.

Supporting and facilitating

◆	Developing and maintaining the global ERM framework for identifying, measuring and managing all material risks the Company is exposed to as defined in Aegon’s risk universe and protecting Aegon’s reputation;
◆	Developing and maintaining Aegon’s risk methodology as described in the Aegon Market Consistent Reporting Manual (AMCRM);
◆	Supporting the businesses with implementing the ERM framework, risk methodology and standards of practice where needed;
◆	Supporting the Management Board in ensuring the effective operation of the ERM framework and related processes, providing subject matter expertise to businesses as appropriate and facilitating information exchange on good risk practices;
◆	Identifying and analyzing emerging risks, being input for ongoing risk strategy development and to ensure that Aegon’s risk universe remains up to date;
◆	Designing the Solvency II PIM, including the validation thereof. Model validation ensures independent review of methodology, assumptions, data, testing, production, reporting and use of the Solvency II PIM;
◆	Analyzing Solvency II PIM outputs and performance and reporting results to the Boards and relevant (Supervisory) Committees;
◆	Providing subject matter expertise from the Centers of Excellence of the global Risk Management function to business areas through review of key initiatives, transactions, programs, projects, assumptions, methodologies and results across all important paradigms;
◆	Providing assurance on the integrity of models and cash flows through model validations and maintenance of model validation policies and standards; and
◆	Promoting a strong risk management culture across Aegon, including review of performance targets and remuneration in line with the Aegon Group Global Remuneration Framework.

Challenging and monitoring

◆	Monitoring the ERM framework and overseeing compliance with group-wide risk governance requirements, risk strategy and risk tolerances, risk policies and risk methodology, which are applicable to all businesses for which Aegon has operational control;
◆	Ensuring appropriate risk management information is prepared for use by the GRCC, the Management Board, the Executive Board and Supervisory Board;
◆	Overseeing material risk, balance sheet and business decisions taken throughout Aegon in line with established risk governance arrangements;
◆	Monitoring and reporting on risk exposures and advising the Boards and (Supervisory) Committees on risk management related matters, including in relation to strategic affairs such as corporate strategy, mergers and acquisitions and major projects and investments;
◆	Monitoring that the internal model is and remains appropriate to the Company’s risk profile and informing the Management Board and the Supervisory Board about the on-going performance, suggesting improvements;
◆	Monitoring risk exposures and risk policy compliance, including review of the Own Risk and Solvency Assessment (ORSA) and Recovery Plan defined triggers and early warning indicators;
◆	Acting as independent business partner with focus on talent development, control excellence, customer conduct, capital allocation and by providing management focused risk tools or fostering debates and proactively challenging on key business developments that may create significant exposure for example through hedging and investment remits;
◆	Providing subject matter expertise and overseeing critical business initiatives to strengthen risk management activities, to improve the risk profile and to resolve risk events and control issues noted;
◆	Embedding robust oversight and risk management culture and processes; and
◆	Protecting group capital for all stakeholders.

Aegon’s Group and business unit’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.

Internal control system

Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes and the documentation and reporting of administrative and accounting information. The internal control system is embedded through policies and frameworks such as the ERM framework, the Model Validation Framework and the Operational and Conduct Risk Management (OCRM) Framework, and is considered wider than

Annual Report on Form 20-F 2017

98	Business overview Risk management

the ‘Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013), on which criteria for the internal control system is based.

The internal control system was developed in accordance with regulations that Aegon must comply with (i.e. Sarbanes-Oxley Act and Solvency II). Aegon’s control activities should assure an adequate level of internal control over Aegon’s objectives and in particular compliance, operational and financial reporting objectives including the production of Solvency II and IFRS numbers. The objective is to provide assurance regarding the reliability, accuracy, completeness, timeliness and quality of internal and external (regulatory) reporting, the safeguarding of assets, and compliance with internal and external requirements. A key element of Aegon’s internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization.

In 2017, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, the Risk Committee and the Audit Committee of the Supervisory Board, and the Supervisory Board, according to their roles and responsibilities as outlined in the respective frameworks and charters. No material weaknesses was observed, and no significant changes or major improvements were made or planned to the risk management and internal control systems following from material weaknesses.

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

The Company’s three lines of defense are its business and support functions, the risk management department, and the audit function. The Company’s first line of defense, the business and support functions, has direct responsibility for managing and taking risk in accordance with defined risk strategy, risk tolerances and risk policies. The second line of defense - which includes the risk management department, including the operational and conduct risk management function - facilitates and oversees the effectiveness and integrity of ERM across the Company. The third line of defense - the audit function - provides independent assurance opinions on the effectiveness of the internal control, risk management and governance systems.

Risk management in 2017

Solvency II is used to both measure and aggregate risk, and to calculate Aegon’s Solvency Capital Requirement. Solvency II metrics are embedded in Aegon’s key reports and used for risk management purposes. In 2017, Aegon published its first Solvency and Financial Condition Reports (SFCRs). These were prepared in accordance with the requirements of the Solvency II Directive and Delegated Regulation and relevant European Insurance and Occupational Pensions Authority (EIOPA) Guidelines. These reports cover the year ended December 31, 2016, and inform Aegon’s stakeholders about Aegon’s business and performance, system of governance, risk profile, valuation for solvency purposes, and capital management. SFCRs were published within the Aegon Group by Aegon N.V. and by various life, non-life and reinsurance companies established within the EU.

In 2017, a number of management actions were taken, particularly with regard to strengthening the solvency position of the Dutch insurance entities. These actions included Group support through a capital injection, portfolio optimization and risk profile improvements. The latter included de-risking the General Account and hedging. Furthermore, the Capital Management Policy was updated, with an enhanced focus on protecting capital generation. The target capitalization zone was lifted and widened in order to further strengthen the Company’s ability to absorb market volatility.

Annual Report on Form 20-F 2017

99	Business overview Capital and liquidity management

Capital and liquidity management

Guiding principles

The management of capital and liquidity is of vital importance for the Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

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

Aegon believes that the combination of these guiding principles strengthen the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on financial strength, continuity, steering the risk balance and the desired risk culture. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of capital

The Company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Aegon Group as a whole is to maintain a strong financial position and to be able to sustain losses resulting from adverse business and market conditions. The capitalization of Aegon and its operating units is managed in accordance with the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

Regulatory capital requirements

For EU-domiciled insurance and reinsurance entities, the Solvency II regulatory framework determines the regulatory capital requirements. In Aegon’s Non-EEA (European Economic Arena) regions, (re)insurance entities domiciled in third-countries deemed (provisionally) equivalent (US Life insurance entities, Bermuda, Japan, Mexico and Brazil), the capital requirement is based on local capital requirements.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates and are subject to supervisory review. After discussions with the DNB, Aegon resolved a number of outstanding methodological matters with respect to its partial internal model in 2017. Following agreement on the interpretation of the DNB’s guidance on the loss absorbing capacity of deferred taxes (LAC-DT), Aegon has applied a LAC-DT factor in the Netherlands of 75% as of December 31, 2017. The LAC-DT factor will be recalibrated on a quarterly basis using the agreed methodology. The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II which are the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions. On August 8, 2017, Aegon received a confirmation from the Dutch Central Bank (DNB) to apply a revised method in calculating the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital, retrospectively as of the second quarter of 2017. It includes lowering the conversion factor from 250% to 150% Risk-Based Capital Company Action Level and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review. Under the new methodology, a 100% RBC CAL haircut is applied to own funds by decreasing Americas regulated entities deferred tax assets and subsequently reducing Tier 1 unrestricted capital. The allocation of restricted Tier 1 and Tier 2 capital instruments is based on the share of AC and D&A entities in the total available own funds (OF), instead of the total Solvency Capital Requirement (SCR) under the previous methodology. This methodology is consistent with EIOPA’s guidance on group solvency calculation in the context of equivalence, and in line with methods applied by other

Annual Report on Form 20-F 2017

100	Business overview Capital and liquidity management

European peer companies. As a consequence, this adjustment improves the comparability to capital positions of European insurance groups with substantial insurance activities in the US. The impact on Available Own Funds in 2016 is included in the table in the Capital quality section below. Aegon will manage its available capital on the new basis. Aegon Bank is excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, the DNB.

As at December 31, 2017, Aegon’s estimated capital position was:

	December 31, 2017 1), 3), 4), 5), 6)	December 31, 2016 2), 4), 5)	December 31, 2016 4), 5), 7)
Group own funds	15,628	15,957	18,119
Group SCR	7,774	9,401	11,563
Group Solvency II ratio	201%	170%	157%
[1]	The Group Own Funds information is based on the revised method which was confirmed by the DNB on August 8, 2017. Based on the old method, the December 31, 2017 Group Solvency II ratio is equal to 182%
[2]	The numbers are based on the revised method which was confirmed by the DNB on August 8, 2017. Presented for comparative purposes.
[3]	The Solvency II ratios are estimates and subject to supervisory review.
[4]	The Solvency II ratios are based on Aegon’s partial internal model
[5]	Aegon Bank is not included in the Group Solvency II ratio.
[6]	Group Solvency II ratio at December 31, 2017 does not reflect impact of NAIC tax factor changes following the US tax reform. At this point it is unclear when the NAIC will update the tax factors used in the RBC calculation.
[7]	The 2016 comparative numbers are the final numbers as disclosed in Aegon’s 2016 Solvency and Financial Condition Report.

Aegon Group OF amounted to EUR 15,628 million on December 31, 2017 (2016: EUR 18,119 million). The decrease of EUR 2,491 million in OF since December 31, 2016, is mostly driven by the change in the treatment of the US insurance entities within Solvency II. This methodology change reduced the Group OF by EUR 2,162 million. Aside from this methodology change, during 2017, normalized capital generation by Aegon’s operating units was more than offset by the impact of the weakening of the US dollar against the euro, final dividend for 2016 and interim dividend for 2017 to shareholders and offsetting impacts from market movements, the divestment of the US run-off business, the acquisition of Cofunds and the impact of the US tax reform.

Aegon Group Partial Internal Model (PIM) SCR amounted to EUR 7,774 million on December 31, 2017 (2016: EUR 11,563 million). The SCR decreased by EUR 2,162 million as a result of a change in the treatment of US insurance entities within Solvency II. Aside from this, the SCR was reduced by EUR 1,627 million driven by a weakening of the US dollar against the euro, the implementation of approved major model changes to Aegon’s PIM, positive market movements and management actions, including the divestment of the majority of the US run-off business, the divestment of the vast majority of UK annuity book and the divestment of UMG and separate account derisking in Aegon the Netherlands.

The Group Solvency II ratio improved by 44% to 201% in 2017. The transition to the new conversion methodology for the US under Solvency II had an impact of 13%. The solvency ratio increased by another 31% as a result of normalized capital generation, the implementation of approved major model changes to Aegon’s PIM and management actions including the divestment of the majority of the US run-off businesses, the divestment of the UK annuity book, and the divestment of UMG and separate account derisking in Aegon the Netherlands. The increase in solvency ratio was partly offset by the impact of the external dividend and the US tax reform.

The capitalization levels of the most relevant country units are as follows:

	Capitalization December 31, 2017 1), 2)	Capitalization December 31, 2016 2), 3)
Aegon USA (Life entities) (RBC CAL)	472%	440%
Aegon the Netherlands (Solvency II ratio)	199%	134%
Aegon United Kingdom (Solvency II ratio)	176%	156%
[1]	The Solvency II ratios are estimates, are not final until filed with the regulator and are subject to supervisory review.
[2]	Refer to section ‘Internal capital management framework’ for Aegon’s capitalization target ranges.
[3]	The 2016 comparative numbers are the final numbers as disclosed in Aegon’s 2016 Solvency and Financial Condition Report.

Aegon Americas

In the United States, regulation of the insurance business is principally undertaken at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted RBC requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate Risk-Based Capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the CAL risk-based capital requirement. This is the regulatory intervention level at which a company has to submit a plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted.

Annual Report on Form 20-F 2017

101	Business overview Capital and liquidity management

The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2017, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was estimated to be 472% of the CAL risk-based capital requirement. As of January

1, 2016, under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through Deduction & Aggregation using available and required capital as per the local capital regimes. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements of the top regulated entity. Aegon uses 150% of the local RBC Company Action Level as the SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these entities. The contribution of the Aegon Americas entities to the Group Solvency II position on December 31, 2017, is estimated to be 199% (2016: 163%). This ratio includes the US Life insurance and reinsurance entities as well as non-regulated US entities and US holding companies. The Americas ratio does not include a diversification benefit between the US life companies and there is no diversification benefit between US and other group entities.

Aegon the Netherlands

Aegon the Netherlands uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjustment, but does not include the use of any transitional measures. The initial internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. The combined Solvency

II position of the activities of Aegon the Netherlands, including Aegon Bank 18, on December 31, 2017, is estimated to be 199% (2016: 134%). This increase mainly reflects a capital injection from Aegon Group of EUR 1 billion, the sale of UMG, positive market impacts, and model adjustments approved by the DNB, which mainly related to adjusting the calculation of spread risk. These benefits were partly offset by higher capital requirements from an ongoing program of increasing the share of illiquid investments on the balance sheet of Aegon the Netherlands. The solvency position of the banking activities are calculated using the CRR/CRD IV framework. As at December 31, 2017, the factor of LAC DT is set at 75%, unchanged from 2016. The Solvency II capital ratio of the Group and Aegon the Netherlands does not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Aegon UK

Aegon UK uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of both the matching adjustment and volatility adjustment (for the with-profits fund). The initial internal model of Aegon UK was approved on December 14, 2015, by the PRA as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon in the UK on December 31, 2017, is estimated to be 176% (2016: 156%). This increase mainly reflects positive market impacts, the divestment of the vast majority of the annuity book, and model adjustments approved by the PRA, which related to operational and currency risk being included in the internal model,

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table provides an overview of the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio as at December 31, 2017:

	Scenario		Group				US				NL				UK
			December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016
Equity markets	+20%		+10%		(1%	)	+17%		(2%	)	+5%		+2%		(10%	)	0%
Equity markets	(20%	)	(5%	)	(6%	)	(10%	)	(7%	)	(5%	)	(4%	)	+12%		0%
Interest rates	+100 bps		+12%		+2%		+12%		(6%	)	+8%		+11%		+12%		+16%
Interest rates	-100 bps		(16%	)	(18%	)	(21%	)	(12%	)	(11%	)	(15%	)	(16%	)	(20%	)
Credit spreads 1)	+100 bps		(2%	)	+2%		0%		0%		(2%	)	+6%		+13%		+17%
US credit defaults 2)	~+200 bps		(23%	)	(17%	)	(53%	)	(22%	)	-		-		-		-
Ultimate Forward Rate	-50 bps		(4%	)	(4%	)	-		-		(12%	)	(13%	)	-		-
Longevity shock	+5%		(10%	)	(7%	)	(9%	)	(2%	)	(12%	)	(13%	)	(3%	)	(4%	)
NL loss absorbency of taxes factor	-25%pts		(6%	)	(3%	)	-		-		(11%	)	(8%	)	-		-
[1]	Non-government bonds credit spreads.
[2]	Additional defaults for 1 year including rating migration of structured products.

Annual Report on Form 20-F 2017

102	Business overview Capital and liquidity management

Aegon is mainly exposed to movements in equity, interest rates, credit spreads and defaults/migrations, and longevity. The Group is exposed to losses in the downward equity scenario, which is driven by Aegon Americas and Aegon the Netherlands. This is partially offset by hedging gains in Aegon UK. In the US, the sensitivity to equities rising changed due an updated hedging strategy. The Group and its main operating units entities are exposed to a decrease in interest rates. The sensitivity towards lower interest rates is mainly caused by higher SCRs in NL and UK, and lower OF in the US due to additional reserves. Aegon the Netherlands and Aegon UK move in opposite directions with the widening of credit spreads. Aegon the Netherlands sees an increase in SCR that drives the decrease in solvency ratio for the Group. This is partially offset by Aegon UK, where liabilities reduce driven by the IAS 19 discount rate. In the US, the credit defaults reduce OF, decreasing the solvency position. Lower mortality rates (longevity) increase the longevity exposed liabilities. The higher liability values decrease OF in US and NL, as longevity is only partially hedged, and increase the SCR.

Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V..

Agency
December 31, 2017	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK
S&P Global
Financial strength	-	AA-	AA-	A+
Long-term issuer	A-	-	-	-
Senior debt	A-	-	-	-
Subordinated debt	BBB	-	-	-
Commercial paper	A-2	-	-	-

Moody’s Investors Service
Financial strength	-	A1	-	-
Long-term issuer	A3	-	-	-
Senior debt	A3	-	-	-
Subordinated debt	Baa1	-	-	-
Commercial paper	P-2	-	-	-

Fitch Ratings
Financial strength	-	A+	-	A+
Long-term issuer	A-	-	-	-
Senior debt	BBB+	-	-	-
Subordinated debt	BBB-	-	-	-
Commercial paper	F2	-	-	-

A.M. Best
Financial strength	-	A+	-	-

Internal capital management framework

In managing the capital adequacy of the Group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. Under Aegon’s capital management framework, the most relevant target capitalization zones are as follows:

Capitalization target range[1]
Aegon Group	150% - 200% Solvency II Capital Ratio
Aegon USA (Life entities)	350% - 450% RBC Company Action Level
Aegon the Netherlands	150% - 190% Solvency II Capital Ratio
Aegon United Kingdom	145% - 185% Solvency II Capital Ratio

[1]	Capitalization target ranges follow the revised capital management policy as of 2Q 2017

The frequent monitoring of actual and forecast capitalization levels of both the Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure that there is always adequate capitalization of both the Aegon Group and its operating units.

Annual Report on Form 20-F 2017

103	Business overview Capital and liquidity management

The capital management zones and the management interventions connected to these zones are set consistently throughout the Group, as illustrated in the table below. In 2017, Aegon upwardly adjusted the capital management zones of the Netherlands and the UK, and also as a result those of Aegon

Group. The higher capital buffers resulting from this upward adjustment enables these units to better absorb market volatility, thereby improving the robustness of capital generation and dividend payments.

Aegon Group	Capitalization management zones[1]	US Life entities	The Netherlands	United Kingdom	Capitalization management actions
>200% SCR	Opportunity	>450% RBC	>190% SCR	>185% SCR	Accelerate capital redeployment and/or additional dividends.
150% - 200% SCR	Target	350% - 450% RBC	150% - 190% SCR	145% - 185% SCR	Execute capital deployment and remittances according to capital plan.
120% - 150% SCR	Retention	300% - 350% RBC	130% - 150% SCR	130% - 145% SCR	Re-assess capital plan and risk positions.
100% - 120% SCR	Recovery	100% - 300% RBC	100% - 130% SCR	100% - 130% SCR	Re-assess capital plan and risk positions. Reduce or suspend remittances.
<100% SCR	Regulatory plan	<100% RBC	<100% SCR	<100% SCR	Suspension of dividends. Regulatory plan required.

[1]	Capitalization management zones follow the revised capital management policy as of the second quarter of 2017.

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement: the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to a withdrawal of the insurance license. Similarly, for the US insurance entities, the withdrawal of the insurance license is triggered by a breach of the 100% Authorized Control Level (ACL), which is set at 50% of the CAL.

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level at which regulators will formally require management to provide regulatory recovery plans. For the US insurance entities this is set at 100% CAL, and for insurance companies in the European Union this is set at 100% SCR.

The minimum regulatory capital requirements, as viewed by Aegon, for its main operating units and the capitalization levels as at December 31, 2017, are included in the following table:

Capital requirements	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement
Aegon USA (Life entities) 1), 3)	100% Company Action Level (NAIC RBC CAL)	472% of combined CAL	~EUR 7.8 bln
Aegon the Netherlands 2), 3)	100% Solvency II SCR	199% Solvency II SCR	~EUR 3.2 bln
Aegon United Kingdom 3)	100% Solvency II SCR	176% Solvency II SCR	~EUR 1.1 bln
[1]	Capitalization for the United States represents the internally defined combined Risk-Based Capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.
[2]	Including Aegon Bank.
[3]	Please note, this reflects Aegon’s estimated Capitalization levels.

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

In practice – and for upstreaming purposes – Aegon manages the capitalization of its operating units towards the capitalization target ranges as identified in Aegon’s capital framework. These ranges are both in excess of the minimum regulatory requirements contained in the applicable regulations, and in excess of the minimum requirements stated in the table above.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. These measures include de-emphasizing the selling of various spread based products and the strategic growth in fee-based businesses. In 2016, Aegon divested its annuity business in the UK, and reinvested part of the proceeds for

Annual Report on Form 20-F 2017

104	Business overview Capital and liquidity management

the acquisition of Cofunds and BlackRock’s DC business in the UK. In 2017, Aegon continued its commitment to optimize its portfolio by divesting UMG in the Netherlands and completing the sale of the majority of its US run-off businesses. Aegon also announced the divestment of its business in Ireland, which is expected to be completed in the first half of 2018.

Extensive asset-liability management and hedging programs are also in place. Examples of these programs include hedging the interest rate and equity risk stemming from guarantees in the Netherlands, hedging of interest rate risk and equity risk in Aegon UK, and hedging the capital position in the Americas against adverse equity and interest rate movements. In addition, Aegon is actively involved in hedging longevity risk in the Netherlands and has an active global reinsurance program in order to optimize the risk-return profile of other insurance risks. Aegon strictly monitors the risk-return profile of new business written, withdrawing products that do not meet the required hurdle rates for all stakeholders including the policyholders and shareholders.

G-SII designation and International Capital Standards

For more information about Aegon’s G-SII designation, its consequences and the status of development of the International Capital Standards, see page 110.

Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses.

Solvency II distinguishes between basic own funds and ancillary own funds. Aegon’s total own funds are comprised of Tier 1, Tier 2 and Tier 3 basic own funds. Aegon does not currently have ancillary own funds. Tier 1 basic own funds are divided into unrestricted Tier 1 items and restricted Tier 1 items. The latter category contains own fund items subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 own fund items. Based on agreements with its supervisory authorities, Aegon applies a fungibilty and transferability restriction with respect to charitable trusts within Aegon Americas, and a restriction equal to the own funds of Aegon Bank. These restrictions, applied to Aegon’s basic own funds, result in Aegon’s available own funds.

Aegon updated the method to calculate the Solvency II contribution of the Aegon US insurance and reinsurance entities under D&A, to the Group. This methodology is consistent with the European Insurance and Occupational Pensions Authority’s (EIOPA) guidance on group solvency calculation with regards to equivalence and in line wth methods applied by other European peer compnaies. Furthermore, Aegon applied a revised method to allocate centrally issued subordinated debt between the AC and D&A parts of the Group. The allocation of Aegon Group’s 2016 subordinate debt was based on the Solvency II PIM SCR, but has been changed to an available own funds basis. In addition to increasing Aegon Group’s Solvency II ratio, the new methodology also had a positive effect on capital quality, mainly by reducing the share of Tier 3 own funds, and increasing the share of unrestricted Tier 1 own funds.

Tier 1	Tier 2	Tier 3
Unrestricted Tier 1	∎ Dated or perpetual	∎ Dated or perpetual
∎ Equity (Share capital and share premium). ∎ Reconciliation Reserve. Restricted Tier 1 ∎ Perpetual subordinated capital instruments with loss absorption.	∎ Subordinated capital instruments. ∎ With an original maturity of at least 10 years. ∎ Limited loss absorption. ∎ With suspension of payments and deferral of interest.	∎ Subordinated capital instruments. ∎ With an original maturity of at least 5 years. ∎ Limited loss absorption. ∎ With suspension of payments and deferral of interest. ∎ Net deferred tax assets.

Available own funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable dividends that have been approved by the Board but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the UK for which the excess of own funds over its capital requirement is ringfenced for the policyholder, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities and perpetual cumulative subordinated bonds,

both of which are grandfathered. Tier 1 restricted capital is subject to tiering restrictions.

Aegon’s Tier 2 capital consists of its grandfathered dated subordinated notes, and deferred tax asset balances related to the inclusion of (provisional) equivalent regimes in Aegon’s Solvency II calculation. Both restricted Tier 1 and Tier 2 capital are subject to tiering restrictions.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as of January 1, 2016. All call dates are listed in note 33

Annual Report on Form 20-F 2017

105	Business overview Capital and liquidity management

‘Other equity instruments’ and note 34 ‘Subordinated borrowings’ to Aegon’s consolidated financial statements.

Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II.

Eligible own funds

Under Solvency II regulation, restrictions apply to the eligibility of Tier 2 and Tier 3 capital, as well as the eligibility of restricted Tier 1 capital. The total of Tier 2 and Tier 3 capital may not exceed 50% of the SCR while the eligibility of Tier 3 capital is limited to 15% of SCR. Restricted Tier 1 capital may not exceed 20% of Tier 1 Own Funds. As a result, it is possible that part of the own funds overflows to another tier or that is not considered eligible in determining the Group Solvency ratio.

When applying the eligibility restrictions, Aegon determines its tiering limits based on:

◆	EEA entities - representing the part of the Group covered by the Accounting Consolidation based method, for which tiering limits are based on the SCR of the consolidated part of the Group, i.e. the consolidated group SCR; and
◆	Non-EEA entities - representing the part of the Group covered by the Deduction & Aggregation method. If a prudential regime of an equivalent or provisionally equivalent third-country applies, such as the regulatory regimes in the United States, Aegon does not initially categorize these own funds into tiers or define tiers that are significantly different from those established under the Solvency II Directive. The own funds brought in by the Deduction & Aggregation method are then allocated to tiers according to the principles laid out in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking.

The table below shows the composition of Aegon’s available and eligible own funds, taking into consideration tiering restrictions.

	December 31, 2017 1)		December 31, 2016 1)		December 31, 2016
	Available own funds	Eligible own funds	Available own funds	Eligible own funds	Available own funds	Eligible own funds
Unrestricted Tier 1	10,428	10,428	10,081	10,081	10,656	10,656
Restricted Tier 1	3,540	2,451	3,817	2,373	3,817	2,517
Tier 2	1,213	2,302	1,291	2,735	2,008	3,309
Tier 3	448	448	768	768	1,638	1,638
Total Tiers	15,628	15,628	15,957	15,957	18,119	18,119

[1]	The tiering information is based on the revised method which was confirmed by the DNB on August 8, 2017.

As a result of applying the restrictions to the available own funds, there was an overflow from Tier 1 restricted own funds to Tier 2 in the eligible own funds as of December 31, 2017.

Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective use of capital and realizing capital efficiencies. In managing the use of financial and non-financial leverage throughout the Group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

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

For further information, please refer to note 46 ‘Capital Management and Solvency’ to the consolidated financial statements.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily

Annual Report on Form 20-F 2017

106	Business overview Capital and liquidity management

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

All external financing provided to captives to support statutory reserves is disclosed in note 39 ‘Borrowings’ to the consolidated financial statements to the extent to which it has been funded. Letters of Credit (LOCs) issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 48 ‘Commitments and contingencies’ to the consolidated financial statements. These LOCs have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.

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

Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at December 31, 2017, Aegon had EUR 72 million outstanding under these programs (2016: EUR 128 million).

To support its commercial paper programs and need for LOCs, and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and a LOC facility of USD 2.6 billion. On February 28, 2018, the company refinanced its syndicated revolving credit facility. The new facility matures in 2023. The LOC facility matures in 2021. In addition,

Aegon also maintains various shorter-dated bilateral backup liquidity facilities, and committed and uncommitted LOC facilities.

Liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands under extreme conditions.

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

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies. In addition, the ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is also constrained by the requirement for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

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

Annual Report on Form 20-F 2017

107	Business overview Capital and liquidity management

Aegon uses cash flows from its operating units to pay for holding expenses, including funding costs. The remaining cash flow is available to execute the Company’s strategy and to fund dividends on its shares. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

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

Aegon’s holding excess cash

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations and maintain sufficient management flexibility to allocate capital and liquidity support for Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess cash position, including Aegon’s centrally managed (unregulated) holding companies, is managed to a target range of EUR 1.0 to 1.5 billion.

As at December 31, 2017, Aegon held a balance of EUR 1.4 billion in excess cash in the holding, compared with EUR 1.5 billion on December 31, 2016. The decrease of EUR 0.1 billion reflects the net impact of dividends from subsidiaries and capital injections in subsidiaries, divestments, acquisitions, the issuance of senior unsecured notes, holding expenses and capital returns to shareholders. During 2017, an injection of EUR 1 billion was made into Aegon the Netherlands to strengthen its capital position. This cash outflow was partly offset by dividends from Aegon Americas and Aegon UK. The EUR 1,359 million includes dividends from Aegon Americas’ regular capital upstream and capital releases as a result of the divestment of the pay-out annuity and BOLI/ COLI businesses. The EUR 167 million from Aegon UK was funded from the capital release related to the divestment of the annuity portfolio. The EUR 176 million from Asia was funded through capital efficiencies programs. The proceeds of the issuance of EUR 500 million senior unsecured notes at -16 basis points yield on August 30, 2017, offset the redemption of EUR 500 million 3% senior unsecured notes on July 18, 2017.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Annual Report on Form 20-F 2017

108	Business overview Regulation and Supervision

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

Solvency II

Introduction

The Solvency II framework imposes prudential requirements at group level as well as on the individual EU insurance and reinsurance companies in the Aegon Group. Insurance supervision is exercised by local supervisors on the individual insurance and reinsurance companies in the Aegon Group, and by the group supervisor at group level. The Dutch Central Bank (DNB) is Aegon’s Solvency II group supervisor. Solvency II, which came into effect in EU member states on January 1, 2016, introduced economic, risk-based capital requirements for insurance and reinsurance companies in all EU member states, as well as for groups with insurance and/or reinsurance activities in the EU. The Solvency II approach to prudential supervision can be described as a ‘total balance sheet-approach,’ and takes material risks to which insurance companies are exposed into account in addition to the correlation between these risks.

The Solvency II framework is structured along three pillars. Pillar 1 comprises quantitative requirements (including technical provisions, valuation of assets and liabilities, solvency requirements and own fund requirements). Pillar 2 requirements include governance and risk management requirements, and requirements for effective supervision (the supervisory review process). Pillar 3 consists of disclosure and supervisory reporting requirements. These three pillars should not only be considered in isolation, but also in terms of how they interact with one another. More complex risks, for instance, require a stronger risk management and governance structure, and a more complex governance structure could lead to higher capital requirements.

In addition to these requirements, which apply to individual EU insurers and reinsurers, the Solvency II framework is complemented by requirements that apply at group level (group supervision). This means that a number of requirements from the Solvency II framework that apply to the individual EU insurance and reinsurance undertakings apply, with necessary modifications, at group level. The core focus of EU insurance supervision is, however, on the supervision of individual EU insurance and reinsurance undertakings.

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

Insurers and reinsurers are required to hold eligible own funds in addition to the assets held to cover the technical provisions in order to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (insurance or reinsurance company’s balance sheet ability to withstand a 1-in-200-year event). The buffer that insurance and reinsurance companies are required to hold is the Solvency Capital Requirement (SCR). Insurance and reinsurance companies are allowed to: (a) use a standard formula to calculate their SCR (the rules for which are set out in detail in the Solvency II rules and guidelines); (b) use an internal model (for which the approval of the supervisory authorities is required); or (c) use a partial internal model (PIM) (which is a combination of the standard formula and an internal model, and requires approval of the supervisory authorities). An internal model is developed by the insurance or reinsurance company in question, and should better reflect the actual risk profile of the insurance or reinsurance company than the standard formula. Aegon (as a group) uses a PIM.

In addition to the SCR, insurance and reinsurance companies should also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the level of eligible own funds held by the insurance or reinsurance company is not allowed to drop. An irreparable breach of the MCR would lead to the withdrawal of an insurance or reinsurance company’s license.

Insurance and reinsurance companies are required to hold eligible own funds against the SCR and MCR. Own funds capital is divided into three tiers in accordance with the quality of the own funds. The lower tiers of own funds (tiers 2 and 3) represent a limited part of the eligible own funds, as excess lower tier capital

Annual Report on Form 20-F 2017

109	Business overview Regulation and Supervision

is disregarded for purposes of calculating SCR. Furthermore, the SCR may consist of limited amounts of off-balance sheet own funds (‘ancillary own funds’ such as letters of credits or guarantees). The MCR must be covered entirely by on-balance sheet items (‘basic own funds’).

Pillar 2

Under Pillar 2, insurance and reinsurance companies are required to set up and maintain an adequate and effective system of governance, which includes an appropriate internal organization (such as policies and procedures), a risk governance system and an effective assessment of the risk and solvency position of the Company (including a prospective assessment of risks), through the Own Risk and Solvency Assessment (ORSA) process. In general, Solvency II requires insurance and reinsurance companies to maintain an effective system of governance that is proportionate to the nature, scale and complexity of the insurance or reinsurance company. A number of risks that insurance or reinsurance companies face can only be addressed through proper governance structures, rather than quantitative requirements. Management of the insurance or reinsurance company is ultimately responsible for the maintenance of an effective governance system.

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

The Pillar 2 requirements include specific requirements relating to the risk management system. This should cover at least the following areas: underwriting and reserving, asset-liability matching, investments (in particular derivatives and similar commitments), liquidity and concentration risk management, operational risk management, reinsurance and other risk mitigating techniques. Risk management relating to Solvency II is discussed in further detail in the section Risk management on page 93. As part of the risk management system, insurance and reinsurance undertakings are required to undertake an ORSA, which includes the overall solvency needs of the undertaking, taking into account the risk profile, risk tolerance limits and business strategy, the ongoing compliance with Solvency II capital requirements and rules regarding technical provisions, and the extent to which the risk profile of the undertaking deviates from the assumptions underlying the calculation of the SCR. Solvency II Pillar 2 requirements also include detailed requirements with respect to outsourcing, including intra group outsourcing.

The Supervisory Review Process (SRP), which is part of Pillar 2, allows supervisory authorities to supervise the ongoing compliance of insurance and reinsurance undertakings with Solvency II requirements. Possible enforcement measures include: the imposition of capital add-ons (for instance in the event that the risk profile of the undertaking deviates from the SCR calculation or if there are weaknesses in the system of governance); the requirement to submit and execute a recovery plan (in the event of a (potential) breach of the SCR or a short-term financing plan (in the event of a (threatening) breach of the MCR); and ultimately, the revocation of an insurance or reinsurance license (a measure that relates to EU-licensed insurance or reinsurance undertakings, and not to the Group as a whole, which does not have a license).

Pillar 3

Solvency II has introduced new and more detailed reporting and disclosure requirements than formerly prescribed under the Solvency I framework. These requirements include non-public supervisory reporting on a regular (usually tri-annual) basis through regular supervisory reports (RSR), complemented by detailed quantitative reporting templates (QRTs) reported on a quarterly basis, which contain detailed financial data. In addition, it is a requirement to publish a Solvency and Financial Condition Report (SFCR) on an annual basis.

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

Annual Report on Form 20-F 2017

110	Business overview Regulation and Supervision

be the case when the group supervisor is satisfied as to the level of integrated management and internal control regarding these entities. Furthermore, the DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. As required by the DNB, Aegon deducts its participation in Aegon Bank N.V. from Aegon’s group solvency.

However, Aegon Bank N.V. is subject to Basel III requirements (as implemented in Europe in the EU Capital Requirements Directive (CRD IV) and EU Capital Requirements Regulation (CRR) on a solo-basis and on consolidated basis, whereby consolidation takes place at the level of Aegon Bank N.V The prudential requirements (including CRD IV and CRR) are described in more detailed on page 61.

As referred to in the ‘Capital and liquidity management’ section, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio, the Accounting Consolidation method and the Deduction and Aggregation method. Aegon applies the Accounting Consolidation method as the default method. However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to translate these into the Group Solvency position. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local U.S. Risk-Based Capital (RBC) requirements. Until June 30, 2017, Aegon used 250% of the local Company Action Level (CAL) RBC as the SCR equivalent. Aegon received approval from the DNB to apply a revised methodology, as of July 1, 2017, that includes lowering the conversion factor from 250% to 150% RBC, and reducing the contribution to own funds by 100% of the local Company Action Level RBC requirement to reflect transferability restrictions. This methodology is subject to annual review, and the change enhances comparability with European peers. The RBC and CAL, as well as the allocation of restricted Tier 1 and Tier 2 capital instruments between the accounting consolidation and deduction and aggregation part of the Group are described in more detail in the ‘Capital and Liquidity’ section of this Annual Report.

Solvency II group supervision is exercised by a combination of the supervisory authorities of the local insurance and reinsurance entities and the group supervisor. An important role in the cooperation between the supervisory authorities in the context of group supervision is played by the college of supervisors, in which the local and group supervisors are represented. This college is chaired by the group supervisor.

Financial conglomerate supervision

Since October 2009, Aegon has been subject to supplemental group supervision by the DNB in accordance with the requirements of the EU’s Financial Conglomerate Directive.

Supplemental group supervision pursuant to the Financial Conglomerate Directive includes supplementary capital adequacy requirements for financial conglomerates and supplementary supervision on risk concentrations and intra-group transactions in the financial conglomerate. Due to the introduction of the Solvency II group supervisory requirements – which include similar, and to a large extent overlapping, requirements to those covered by Financial Conglomerates Directive – the relevance of supplemental group supervision pursuant to the Financial Conglomerates Directive has become significantly less.

Globally systemically important insurer (G-SII)

On November 3, 2015, Aegon was first designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually. However, the FSB, in consultation with the IAIS and national authorities, has decided not to publish a new list of G-SIIs for 2017 and that the measures will continue to apply to the G-SIIs that were on the 2016 list. Consequently, Aegon continues to be designated at the time of publication of this annual report.

As a result of the G-SII designation, Aegon is subject to an additional layer of direct supervision at group level. Aegon has put a specific G-SII governance structure in place to ensure the G-SII requirements are met. Within 12 months of a G-SII designation, G-SIIs were required to develop a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan. In accordance with these requirements, Aegon submitted plans to DNB, and to the G-SII crisis management group (CMG) that was established for Aegon and is updating these plans on an annual basis. The CMG is required to: enter into a cross-border cooperation agreement; develop a resolution plan based on a resolution strategy (within 18 months); and undertake a resolvability assessment (within 24 months).

International Capital Standards (ICS)

In 2017, for financial year 2016, G-SIIs have calculated and reported a Basic Capital Requirement (BCR) and Higher Loss Absorbing Capacity (HLAC) on a confidential basis pursuant to IAIS guidelines. On November 2, 2017, the IAIS has announced its members have reached an agreement on a unified path to convergence on the development of International Capital Standards (ICS) for Internationally Active Insurance Groups (IAIGs). Aegon will qualify as such. After an extended field testing period of ICS version 1.0, that ended in 2017, the IAIS will proceed with the development of ICS version 2.0 informed by field tests in 2018 and 2019. The implementation of ICS version 2.0 will be conducted in two phases – a five-year monitoring phase, where all IAIGs will submit mandatory reference ICS, followed by an implementation phase where the ICS is envisaged to become a required capital standard. Following the announcement by IAIS members from the United States of development of an aggregation-based group capital calculation, the IAIS has further agreed to collect data during the

Annual Report on Form 20-F 2017

111	Business overview Regulation and Supervision

monitoring period to assess whether the aggregation approach can be considered as outcome-equivalent for implementation of ICS in the US.

US - EU Covered Agreement

On January 13, 2017, the European Commission and the US Department of the Treasury announced the signing of the US-EU Covered Agreement on insurance and reinsurance measures. The Covered Agreement covers three areas of prudential insurance oversight: reinsurance, group supervision and exchange of information between supervisors. The impact of this agreement (or any changes made to the regulatory frameworks in the US or the EU as a result of this agreement) on Aegon is expected to be limited. Currently, insurance group supervision is only exercised at the level of Aegon N.V., pursuant to Solvency II, and the Covered Agreement increases the likelihood that this will continue to be the case. Also the impact of the agreed measures in the other areas covered in the agreement is expected to be limited.

Annual Report on Form 20-F 2017

112	Governance Report of the Supervisory Board

Report of the Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board on management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

The Supervisory Board is a separate independent corporate body, consisting of nine members on December 31, 2017. The Supervisory Board is charged with the supervision of the Executive Board, of the general course of affairs and strategy of the Company, and of its businesses. In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders.

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

Corporate governance

Details of Aegon’s corporate governance structure and a summary of how the Company complies with the Dutch Corporate Governance Code can be found on pages 131-135 of this Annual Report and in the Corporate Governance Statement published on aegon.com.

Composition of the Supervisory Board and

Executive Board

Supervisory Board

The composition of the Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. An overview of the composition of the Supervisory Board in 2017 can be found on pages 120-122. All members of the Supervisory Board are considered independent under the terms of best practice provisions 2.1.7, 2.1.8 and 2.1.9 of the Dutch Corporate Governance Code.

There were a number of changes to the Supervisory Board in 2017. Shemaya Levy stepped down as a member of the Board on May 19, 2017, after he reached the end of his third and final term. The Board benefitted greatly from Mr. Levy’s knowledge and contributions. On May 19, 2017, shareholders approved the reappointment of Dona Young to the Board for another term of four years. She has also taken over the role of Shemaya Levy as Chairman of the Risk Committee. In addition, the proposed Board members William Connelly and Mark Ellman were appointed as new members of the Supervisory Board at the Annual General Meeting of Shareholders on May 19, 2017.

On December 14, 2017, Aegon announced that Rob Routs, Chairman of the Supervisory Board, decided to step down, after 10 years of service, at the Annual General Meeting of Shareholders on May 18, 2018. The Supervisory Board elected William Connelly as its next Chairman following the Annual General Meeting.

On February 15, 2018, Aegon announced that Dirk Verbeek, member of the Supervisory Board, decided to step down after 10 years of service, at the General Meeting of Shareholders on May 18, 2018. The Supervisory Board is in the process of selecting new candidates for appointment and will propose any such candidate in due course for approval to the Company’s shareholders.

In compliance with the Dutch Corporate Governance Code, members of the Supervisory Board are appointed by shareholders for a term of four years. From 2018 on, the option will exist to reappoint members for one additional four-year term. A Supervisory Board member can then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. For a reappointment after an eight-year period, reasons will be provided in the report of the Supervisory Board. The retirement schedule and other information about members of the Supervisory Board are available on aegon.com.

Executive Board

The Executive Board consists of Alexander R. Wynaendts, Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matthew J. Rider, Chief Financial Officer (CFO). Matthew J. Rider joined Aegon in January 2017 and was formally appointed as member of the Executive Board during the Annual General Meeting of Shareholders on May 19, 2017.

Annual Report on Form 20-F 2017

113	Governance Report of the Supervisory Board

Members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for additional four-year terms. The appointment schedule and other information about members of the Executive Board are available on aegon.com.

Board meetings

Attendance

In 2017, the Supervisory Board had seven regular (face-to-face) meetings: four related to the quarterly results; one to the annual report; and two to strategy (including the budget and Medium Term Plan). In addition, four conference calls took place, three of which were updates in between the face-to-face meetings. Supervisory Board Committee meetings were usually held the day before the meetings of the full Supervisory Board. All regular board meetings were attended by all Board members, except for one Supervisory Board strategy meeting that Ben van der Veer was unable to attend. All committee meetings were attended by all committee members, except for one Risk Committee meeting that Dona Young and Bob Dineen were unable to attend, and the Audit Committee deep dive meeting in October which Bob Dineen was unable to attend. An overview of Supervisory Board members’ attendance by meeting is provided in the table below.

Name	Regular SB meeting	SB conference call	Audit Committee	Risk Committee	Remunera- tion Committee	Nomination & Governance Committee	Combined Audit & Risk Committee
Rob Routs	7/7	4/4	-	-	6/6	6/6	-
Bill Connelly 1)	4/4	2/2	3/3	-	3/3	-	1/1
Bob Dineen	7/7	4/4	5/6	3/4	-	-	1/1
Mark Ellman 1)	4/4	2/2	3/3	2/2	-	-	1/1
Shemaya Levy 1)	3/3	2/2	-	2/2	-	3/3	-
Ben Noteboom 1)	7/7	4/4	3/3	2/2	6/6	-	1/1
Ben van der Veer	6/7	4/4	6/6	-	-	6/6	1/1
Dirk Verbeek 1)	7/7	4/4	3/3	4/4	-	6/6	1/1
Corien Wortmann 1)	7/7	4/4	3/3	2/2	3/3	3/3	1/1
Dona Young	7/7	4/4	6/6	3/4	-	-	1/1
[1]	Where a Supervisory Board member retired from the Supervisory Board, stepped down from a Committee or was appointed throughout the year, only meetings during his / her tenure are taken into account.

Members of the Executive Board and Management Board attended the Supervisory Board meetings held in 2017 when relevant with regard to the meeting agenda. At the request of the Supervisory Board, other Company executives also attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2017 Supervisory Board meeting on Aegon’s Annual Report. PwC also attended all 2017 Audit Committee meetings except for the October deep dive meeting in the Netherlands focused on Aegon the Netherlands. Regular Board meetings were preceded or followed by meetings attended only by the members of the Supervisory Board and the CEO. Furthermore, the Supervisory Board held meetings without the presence of Executive Board or Management Board members.

Highlights and activities

Key topics discussed during the 2017 Supervisory Board meetings were Aegon’s quarterly results and (annual) reporting, Aegon’s strategy, the main business risks, IT, acquisitions and divestments and human resources items.

Quarterly results were discussed on the basis of feedback from the Audit Committee. The full-year results reported in the Annual Report were discussed in the March 2018 meeting in the presence of the external auditor PwC. At the Supervisory Board meeting in December 2017, the budget for 2018 was approved and the Medium Term Plan was discussed.

After approving the corporate strategy in December 2015, the Supervisory Board regularly discussed the long-term value creation strategy with the Executive Board and the Management Board, and closely monitored its execution, the risks involved in its execution, and any opportunities to further enhance the strategy where necessary. Plans and projects were discussed during executive sessions and in regular meetings, together with the strategic focus for all operating segments. Furthermore, digitization and the cultural transformation of the business were additional important strategic priorities that were discussed during the Supervisory Board meetings.

Acquisitions and divestments were discussed in the context of the execution of the strategy. The Supervisory Board supported the active management of the business portfolio with add-on acquisitions, the sale of underperforming businesses and the disposals of entities no longer consistent with Aegon’s strategy. While acquisitions and divestments of EUR 50 million or more require Supervisory Board approval, smaller add-ons and divestments were also discussed. During the year, the Board discussed various M&A transactions, including but not limited to the divestment of Aegon Ireland, the sale of the Unirobe Meeùs Groep in the Netherlands and the divestment of the two largest US run-off businesses, the payout annuity business, and the Bank Owned / Corporate Owned Life Insurance business.

Annual Report on Form 20-F 2017

114	Governance Report of the Supervisory Board

In recognition of the importance of succession planning and talent management, the Board received updates from Aegon’s Global Head Human Resources on progress made towards achieving the objectives of Aegon’s talent agenda: continuing to attract new staff with a wide range of different skills and experience; identifying sufficiently qualified succession candidates; and strengthening the talent pipeline for future succession. The Board also received and discussed the results of the annual global employee survey.

In 2017, Supervisory Board discussions included the following topics:

◆	Strategy, including Aegon’s long-term value creation, its responsible business strategy and business reviews;
◆	Acquisitions, divestments and the strategic direction of Aegon’s businesses, including the organizational transformation throughout the business, such as the strategic partnership to outsource administration of the majority of Transamerica’s insurance and annuity business.
◆	Executive Board and senior management succession planning;
◆	Executive remuneration, including the risks of the remuneration framework;
◆	Corporate Governance, including the Dutch Corporate Governance Code 2016 and how the Code is implemented within the Company;
◆	Composition of the Supervisory Board, including the Board’s effectiveness;
◆	Human resources, including talent development, results of the global employee survey, cultural change and the risks of cultural behavior within the Company;
◆	Annual and quarterly results, dividends and the Company’s Medium Term Plan, including the 2018 budget, capital and funding plan;
◆	Capital generation and Solvency II capital position, including regulatory capital reports and the capital position of Aegon the Netherlands;
◆	Enterprise risk management, cybersecurity and information security risks, and the risks related to the execution of the strategy within the Company;
◆	Investor relations, including shareholder listing, market analysis and roadshow feedback;
◆	Legal, regulatory and compliance issues, including Aegon’s engagement with regulators and the governance of global functions within Aegon;
◆	Hghlighted topics by Supervisory Board Committees;
◆	Tax policy and tax developments; and
◆	Technology, including the technology strategy and technological developments, and how they can be used to enhance customer centricity.

Results and budget

In February 2017, the Supervisory Board convened to discuss the fourth quarter 2016 results. In March 2017, the Supervisory Board reviewed and adopted Aegon’s 2016 Annual Report, the Consolidated Financial Statements of Aegon N.V., the Financial Statements of Aegon N.V., and the Annual Review of 2016.

In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2017 results respectively.

In December 2017, the Supervisory Board and Management Board reviewed the Company’s Medium Term Plan, including the budget and capital plan for 2018. The Boards took note of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: increased regulatory requirements, low interest rates, market volatility, digital developments, and the changing distribution landscape. The Board discussed Aegon’s free cash flow and capital projections, together with the continued focus on cost efficiency. The Plan provides for a continuation of investments in digital capabilities to increase customer connectivity. The Supervisory Board supported the Plan and approved the budget for 2018. The Board also approved the 2018 funding plan and authorized the Executive Board to execute on the funding plan in 2018.

Legal, compliance and regulatory affairs

In 2017, the Supervisory Board and the Audit Committee discussed a number of compliance, regulatory and legal topics relating to the Americas, Europe, Asia, and Asset Management with management, the General Counsel, the Global Head of Regulatory Compliance, and the Global Head of Operational and Conduct Risk Management. In particular, the Board discussed the consequences and actions resulting from being designated as a Global Systematically Important Insurer (G-SII) and the possible settlement in connection with a previously disclosed investigation by the US Securities and Exchange Commission (SEC). An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below. The new members of the Supervisory Board and Executive Board took the Dutch financial sector oath.

The Supervisory Board also discussed the new Dutch Corporate Governance Code 2016 and the analysis on how the Company was impacted by the new Code and what was needed to comply with the new Code. The Supervisory Board approved an amended Executive Board Charter, Supervisory Board Charter and Supervisory Board Committee Charters to reflect the clauses of the new Dutch Corporate Code 2016.

The Chairmen of the Supervisory Board, Audit Committee and Risk Committee visited the group supervisor (Dutch Central Bank, DNB) in the first half of 2017 for their annual meeting to discuss issues with regards to strategy, risk management and compliance.

Educational sessions

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

Annual Report on Form 20-F 2017

115	Governance Report of the Supervisory Board

reports and sharing knowledge with other Board members within and outside Aegon. The Board visited local offices and employees in the UK and the US and was furthermore in particular informed on the strategic direction of Aegon’s activities in Europe, Asia and Asset Management. In addition, the Board was updated on the developments around IFRS 17 and followed an educational program dedicated to digital developments and digital customer solutions. The Audit Committee furthermore held a meeting dedicated to a detailed discussion program on Aegon the Netherlands.

Board review

The Supervisory Board undertakes a Board review on an annual basis, and an external assessment takes place at least once every three years. In 2015, an external assessment of the Supervisory Board was conducted in which each member of the Board was interviewed on the basis of a completed questionnaire. In 2016 and 2017 a self-assessment was undertaken by the Board. This Board review assessed the collective performance and effectiveness of the Board and its Committees, and the performance of the Chairman. In doing so, it addressed the composition, competencies, expertise and profile of the Board, the meeting processes and procedures, the mutual interaction, dynamics and communication in the Board, and the Board’s key areas of supervision. The 2017 questionnaire further addressed events from which lessons could be learned and reviewed the mutual interaction between the Supervisory Board and the Executive Board and Management Board. With regard to this mutual interaction, the 2017 Supervisory Board review also included input from the Management Board. The Supervisory Board discussed the outcome of the self-assessment in detail in the absence of the Executive Board and Management Board in February 2018, and agreed that it and its Committees functioned well and fulfilled its duties and responsibilities in a satisfactory way. During the same meeting, the Supervisory Board listed the priorities and follow-up for the Board to address in 2018.

The performance of the members of the Executive Board was discussed regularly during 2017. The Supervisory Board reviewed the performance of individual members of the Executive and Management Board over the preceding calendar year in January 2017. In addition, the Supervisory Board discussed the cooperation and communication between the Supervisory Board and Management Board in 2017.

Supervisory Board Committees

The Supervisory Board has four Committees that discuss specific issues in depth and prepare items about which the full Board makes decisions. The Committees report verbally about their discussions, and they are discussed in full at Supervisory Board meetings. Supervisory Board members receive all minutes of the Committee meetings. These meetings are open to all members of the Board, regardless of membership of the

Committees. All Committee reports were prepared by the respective Committees and approved by the Supervisory Board. These provide an overview of the responsibilities and activities of the Committees.

The four Committees are the:

◆	Audit Committee;
◆	Risk Committee;
◆	Nomination and Governance Committee; and
◆	Remuneration Committee.

The Risk Committee is responsible for supervising the activities of, and advising the Supervisory Board’s Audit Committee with respect to, the Company’s enterprise risk management framework and internal control systems. The Audit Committee primarily relies on the Risk Committee for these topics, as stated in the Dutch Corporate Governance Code.

The Audit Committee

Composition

On December 31, 2017, the composition of the Audit Committee was as follows:

◆	Ben van der Veer (chair);
◆	William L. Connelly;
◆	Mark A. Ellman;
◆	Robert W. Dineen;
◆	Corien M. Wortmann-Kool; and
◆	Dona D. Young.

The members of the Audit Committee meet all relevant independence and experience requirements of financial administration and accounting for listed companies.

The Committee confirmed that all of its members qualified as independent according to Rule 10A-3 of the SEC, and it also confirmed that the Chairman of the Audit Committee, Ben van der Veer, qualified as a financial expert according to the Sarbanes Oxley Act in the United States and his competence in accounting and auditing according to the Audit Committee Decree 2016 (‘Besluit instelling auditcommissie’), section 2(3).

Role and responsibilities

As Aegon has both an Audit Committee and a Risk Committee, the risk management responsibilities stated in the Dutch Corporate Governance Code are assigned to the Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee as established by the Board. Certain Board members participate in both committees and a combined meeting of the Audit and Risk Committees is scheduled on an annual basis.

Annual Report on Form 20-F 2017

116	Governance Report of the Supervisory Board

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

Committee meetings

In 2017, the Audit Committee held seven meetings, one of which was a combined meeting with the Risk Committee of the Supervisory Board in December 2017. As part of regular deep-dive sessions, a separate meeting took place in October in the Netherlands dedicated to Aegon’s business in the Netherlands. Topics for discussion included the Dutch market developments, the capital generation, operational management and digital solutions within Aegon the Netherlands. Audit Committee meetings were attended by the members of the Audit Committee, Aegon’s Chief Financial Officer, the Head of Corporate Financial Center, the Chief Risk Officer, the internal auditor, and partners of PwC, Aegon’s external auditor.

Members of Aegon’s Group Risk, Group Legal, Investor Relations, Tax, Actuarial and Business departments regularly attended Audit Committee meetings. Aside from the Audit Committee meetings, additional sessions were held with internal and external auditors without members of the Executive Board or senior management present.

Financial Reporting

In discharging their responsibilities with regards to the 2017 interim and full year financial statements, the Audit Committee:

◆	Reviewed and discussed the management letter and follow up actions with PwC, Internal Audit, the Executive and the Management Board;
◆	Discussed PwC’s quarterly reports (included in local filings) leading to a review opinion on the interim financial statements;
◆	Received presentations on various topics by local business unit managers and chief financial officers; and
◆	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including, in particular: Solvency II, investment valuation and impairments, economic and actuarial assumption setting, and model validations.

The Audit Committee was satisfied with the explanations provided by PwC, Internal Audit and Executive and Management Board, and conclusions reached. Recurring items on the Audit Committee agenda in 2017 were Solvency II developments, controls, capital and liquidity, legal and compliance updates, and preparations for IFRS 17.

Risk management and internal controls

With respect to their oversight of accounting risk management and internal controls (provided they did not pertain to the work and responsibilities of the Risk Committee) the Audit Committee:

◆	Reviewed and approved the internal and external audit plans for 2017 and monitored execution, including progress in respect of recommendations made;
◆	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus in 2017 included the internal audit organization, asset management, Solvency II reporting and controls, information technology, remuneration, model management, vendor management and outsourcing, capital management and liquidity, and the remediation of outstanding issues;
◆	Reviewed the internal control framework, among others with respect to the Sarbanes Oxley Act; and
◆	Discussed the internal control statement with the Executive Board.

In addition, the Committee reviewed quarterly legal and compliance updates.

External audit effectiveness

The Audit Committee discussed and approved the external auditor’s engagement letter and the audit plan for 2017. Aegon has well-established policies on audit effectiveness and independence of auditors that set out, among other things:

◆	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis;
◆	Non-audit services performed by the external auditor;
◆	Rotations of the external auditor and lead partner; and
◆	Discussions about planning and staffing of the external audit activities.

For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annex A, B and C of the Audit Committee Charter on aegon.com.

The Audit Committee Charter was furthermore discussed and revised as a result of the new Dutch Corporate Governance Code in November 2017.

Annual Report on Form 20-F 2017

117	Governance Report of the Supervisory Board

The Risk Committee

Composition

On December 31, 2017, the composition of the Risk Committee was as follows:

◆	Dona D. Young (chair);
◆	Robert W. Dineen;
◆	Mark A. Ellman;
◆	Ben J. Noteboom; and
◆	Dirk P.M. Verbeek.

Role and responsibilities

The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effectiveness of the design, operation and appropriateness of both the Enterprise Risk Management (ERM) framework and the internal control systems of the Company and the subsidiaries and affiliates that comprise the Aegon Group. This includes:

◆	Risk strategy, risk tolerance and risk governance;
◆	Product development and pricing;
◆	Risk assessment;
◆	Risk responses and internal control effectiveness;
◆	Risk monitoring;
◆	Risk reporting;
◆	Operational Risk; and
◆	Transformation Risks.

Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings and compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board.

For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on aegon.com.

Committee meetings

The Risk Committee works closely together with the Audit Committee and has an annual combined meeting, which in 2017 was held in December. This combined meeting focused on internal reporting changes, the Group risk appetite, the resilience of the Group, the evaluation of internal controls and information technology security.

The Risk Committee convened five times in 2017, including the combined meeting with the Audit Committee. The Company’s Chief Executive Officer and Chief Risk Officer attend all the Committee meetings. The Chief Financial Officer had a standing invitation to attend the Committee meetings and attended all the meetings in 2017 as well. Other Management Board members and senior managers attended the meetings when relevant for the discussion.

Risk management and Internal controls

Recurring items on the Risk Committee agenda in 2017 were risk exposure information and risk policy compliance monitoring. The Risk Committee assessed the effectiveness of the design and operation of the ERM framework and internal control systems in 2017 by:

◆	Discussing the quarterly risk dashboard, including all material group level risks, with the Executive Board members and relevant senior managers . The material group level risks consisted of financial, actuarial and operational risks, including cybersecurity and information security risks and controls;
◆	Assessing a quarterly transformation dashboard that outlined risks with regards to the execution of the strategy in each region, and how those risks were monitored and mitigated;
◆	Discussing in-depth the control excellence programs within the regions with the relevant CROs. The CROs provided updates on the progress of the programs and the implementation of the programs in the day-to-day business;
◆	Reviewing the Group Risk appetite, which consists of the risk strategy and risk limits and tolerances; and
◆	Reviewing the risk governance structure and risk competencies, including the skills necessary for the risk function.

The Risk Committee also discussed several regulatory topics on a regular basis, including the DNB Focus report, the Group ORSA report and the consequences and actions following the designation of Aegon as a G-SII in November 2015. In addition, the Risk Committee dedicated time to wider developments in the geopolitical environment and financial markets in 2017. Furthermore, the Risk Committee discussed the implications of the new Dutch Corporate Governance Code on its work, and approved an updated Risk Committee Charter that reflects the requirements of the new Dutch Corporate Governance Code.

The Nomination and Governance Committee

Composition

On December 31, 2017, the composition of the Nomination and Governance Committee was as follows:

◆	Robert J. Routs (chair);
◆	Ben van der Veer;
◆	Dirk P.M. Verbeek; and
◆	Corien M. Wortmann-Kool.

Role and responsibilities

The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:

◆	Board member and senior management succession planning;
◆	Drawing up selection criteria and procedures for Board members, together with supervising the selection criteria and procedures for senior management;
◆	Advising on and proposing nominations, appointments and reappointments;
◆	Reviewing and updating the Supervisory Board profile and charters for the Supervisory Board and its committees;
◆	Periodically assessing the functioning of individual members of the Supervisory Board and the Executive Board;

Annual Report on Form 20-F 2017

118	Governance Report of the Supervisory Board

◆	Discussing the annual global employee survey;
◆	Overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations; and
◆	Assessing and advising on the responsible business strategy as part of the corporate strategy, and overseeing the execution of the responsible business strategy.

Committee meetings

Aegon’s Nomination and Governance Committee held six meetings in 2017. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

Further to the activities mentioned below, the Nomination and Governance Committee discussed the Company’s responsible business strategy. In addition, the Nomination and Governance Committee discussed the new Dutch Corporate Governance Code and the implications for the Charters of the Executive Board, the Supervisory Board and the Supervisory Board Committees. The Nomination and Governance Committee furthermore advised the Supervisory Board to approve the updated Charters of the Executive Board, the Supervisory Board and the Supervisory Board Committees, including the Charter of the Nomination and Governance Committee.

The Nomination and Governance Committee also reviewed the important outside board positions of the members of the Management and Supervisory Board, and discussed specific appointments to important outside board positions where applicable.

Supervisory Board related activities

The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees and governance topics. The profile of Supervisory Board members, as well as their capabilities in terms of working collectively with other members of the Supervisory Board, were debated by the Committee. Furthermore, the existing and impending vacancies in the Supervisory Board were discussed and a search process for fulfilling those vacancies was commenced.

Executive Board related activities

During 2017, the Nomination and Governance Committee reviewed the composition of the Executive Board and Management Board, together with the functioning and effectiveness of the Board members, both individually and as a team. Acknowledging the importance of good succession planning, the Committee discussed with the CEO and Aegon’s Global Head Human Resources the extent to which sufficient internal candidates are available to fill positions at Executive Board, Management Board and senior management level both in the event of emergency and when positions open up in the future. The CEO also discussed changes in the global senior management team with the Nomination and Governance

Committee during the year. The Committee was kept appraised of developments in employee engagement, talent management and international mobility. As in previous years, the Supervisory Board noted that Aegon continued to make progress in order to ensure proper succession planning is in place. The Supervisory Board was also informed about the annual Global Employee Survey, which was conducted at the end of 2017. The Supervisory Board discussed the outcome of this survey in detail in the February 2018 Supervisory Board meeting.

Diversity

Enhancing diversity in the Executive, Management and

Supervisory Board is an important issue for Aegon. Selection and appointment is based on expertise, skills and relevant experience, and the Supervisory Board takes diversity into account with a view to achieving its aim of having a balanced Supervisory, Executive and Management Board composition. In 2017, the Supervisory Board adopted a diversity policy for the Executive, Management and Supervisory Board.

The Supervisory Board is aware that the current composition of the Executive and Supervisory Board does not meet the ‘balanced composition’ requirement under Dutch law with regard to gender diversity (at least 30% of the positions should be filled by women and at least 30% by men). Following the appointment of Corien Wortmann-Kool to the Supervisory Board in 2014, the gap in terms of the ‘balanced composition’ was reduced, and the Supervisory Board currently has two female Board members. When identifying candidates for open positions in the Executive, Management and Supervisory Board, the Board actively searches for female candidates. It also instructs external search firms to present female candidates. While this has had a positive effect, the requirement has not yet been fully met. More information on diversity within the Board is available in the Supervisory Board Composition and Competency Overview as published on aegon.com.

The Remuneration Committee

Composition

On December 31, 2017, the composition of the Remuneration Committee was as follows:

◆	Ben J. Noteboom (chair);
◆	William L. Connelly; and
◆	Robert J. Routs.

Role and responsibilities

The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Board. The Committee is designated to safeguard sound remuneration policies and practices within the Company by overseeing the development and execution of these policies and practices. In order to ensure that the remuneration policies and practices take all types of risks properly into account, in addition to liquidity and capital levels, the Remuneration Committee assesses in particular the remuneration governance processes, procedures and

Annual Report on Form 20-F 2017

119	Governance Report of the Supervisory Board

methodologies adopted. Furthermore, the Committee ensures that the overall remuneration policy is consistent with the longer-term strategy of the Company and the longer-term interest of its shareholders, investors and other stakeholders. This includes:

◆	Reviewing the Aegon Group Global Remuneration Framework and making recommendations on the outcomes;
◆	Preparing recommendations regarding variable compensation both at the beginning and after the end of the performance year;
◆	Overseeing the remuneration of the Executive Board, Identified Staff and Heads of Group Control functions; and
◆	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.

Committee meetings

The Remuneration Committee had six meetings in 2017. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

In 2017, the Remuneration Committee oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Identified Staff. This included:

◆	Setting the 2017 performance indicators and targets for remuneration purposes;
◆	Preparing the 2018 performance indicators for remuneration purposes;
◆	Allocating variable compensation for 2016;
◆	Overseeing the scenario analysis of payout levels under the Executive Board Remuneration Policy; and
◆	Reviewing and/or approving the ex-ante assessments and ex-post assessments, any exemption requests under the remuneration policies, and changes to the list of Identified Staff.

Furthermore, the Committee discussed the results of the audit by the Internal Audit Department on the application of the Remuneration Framework.

In addition, the Remuneration Committee discussed possible developments with regards to regulations pertaining to remuneration and discussed the new Dutch Corporate Governance Code and the implications for the work of the Remuneration Committee. The Remuneration Committee approved an updated Remuneration Committee Charter that reflects the requirements of the new Dutch Corporate Governance Code.

Annual Accounts

This Annual Report includes the Annual Accounts for 2017, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board, and will be placed on the agenda of the 2018 Annual General Meeting of Shareholders for adoption. The Supervisory Board recommends that shareholders adopt the annual accounts.

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

The Hague, the Netherlands, March 22, 2018.

Robert J. Routs

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20-F 2017

120	Governance Members of the Supervisory Board

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board

Chairman of the Nomination and Governance Committee Member of the Remuneration Committee

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to Aegon’s Supervisory Board in April 2008 and became Chairman in April 2010. Mr. Routs was re-appointed as a member of the Supervisory Board during the 2016 Annual General Meeting of Shareholders 19. Mr. Routs is Chairman of the Supervisory Board Nomination and Governance Committee and a member of the Supervisory Board Remuneration Committee.

Mr. Routs is also Chairman of the Supervisory Board of Royal DSM N.V. and sits on the Board of Directors of ATCO Ltd., A.P. Møller-Mærsk A/S and AECOM Technology Corporation. He is a former non-executive director at UPM and former Vice Chairman of the Supervisory Board of Royal KPN N.V.

William L. Connelly (1958, French)

Member of the Audit Committee

Member of the Remuneration Committee.

William L. Connelly is a former member of the Management Board of ING Bank, where he was responsible for ING’s corporate, financial institutions and financial markets activities.

He started his career at Chase Manhattan Bank, fulfilling senior roles in commercial and investment banking in France,

the Netherlands, Spain, the United Kingdom and the United States. He was appointed to Aegon’s Supervisory Board in 2017, and his current term ends in 2021. He is a member of the Supervisory Board Audit Committee and the Supervisory Board Remuneration Committee.

Mr. Connelly is also an independent director at the Board of Directors of Société Générale.

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

He was appointed to Aegon’s Supervisory Board in May 2014, and his current term ends in 2018. He is a member of the Supervisory Board Audit Committee and the Supervisory Board Risk Committee.

Mr. Dineen is also the non-executive Chairman of the Board of Aretec Inc (not listed, US-based) and was a member of Lincoln New York Life Company Board.

Mark A. Ellman (1957, American)

Member of the Audit Committee

Member of the Risk Committee

Mark A. Ellman is a former Vice Chairman Global Origination of Bank of America/Merrill Lynch. Before joining Bank of Amercia/ Merrill Lynch, he held various roles in the US insurance industry. These mostly entailed working in corporate finance at large US financial institutions, where he was engaged in M&A advice and transactions, together with equity and debt raisings for insurance companies. He was a founding partner of Barrett Ellman Stoddard Capital Partners. Mr. Ellman was appointed to Aegon’s Supervisory Board in 2017, and his current term ends in 2021. He is a member of the Supervisory Board Audit Committee and the Supervisory Board Risk Committee.

Mr. Ellman was a non-executive director of Aegon USA from 2012 to 2017.

Annual Report on Form 20-F 2017

121	Governance Members of the Supervisory Board

Shemaya Levy (1947, French)

Vice Chairman of the Supervisory Board

Chairman of the Risk Committee

Member of the Nomination and Governance Committee

Shemaya Levy is retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to Aegon’s Supervisory Board in 2005, and his final term ended in May 2017. He was Chairman of the Supervisory Board Risk Committee and a member of the Supervisory Board Nomination and Governance Committee.

Ben J. Noteboom (1958, Dutch)

Chairman of the Remuneration Committee

Member of the Risk Committee

Ben J. Noteboom worked for Randstad Holding N.V. from 1993 until 2014, where he was appointed member of the Executive Committee in 2001 and became CEO in 2003. Before joining Randstad, Mr. Noteboom worked for Dow Chemical in several international management functions between 1984 and 1993. He started his career in 1982 at Zurel as management assistant. He was appointed to Aegon’s Supervisory Board in May 2015, and his current term ends in 2019. He is Chairman of the Supervisory Board Remuneration Committee and a member of the Supervisory Board Risk Committee.

Mr. Noteboom is also a member of the Supervisory Board of Royal Ahold Delhaize N.V., Wolters Kluwer N.V. and Chairman of the Supervisory Board of Royal Vopak N.V. In addition, Mr. Noteboom is a member of the Board of Directors of VUmc Cancer Center Amsterdam.

Ben van der Veer (1951, Dutch)

Chairman of the Audit Committee

Member of the Nomination and Governance Committee

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V. Mr. Van der Veer retired from KPMG on September 30, 2008, and was appointed to Aegon’s Supervisory Board in October 2008. Mr. Van der Veer was re-appointed as a member of the Supervisory Board during the 2016 Annual General Meeting of Shareholders, and his third and final term ends in 2020. He is Chairman of the Supervisory Board Audit

Committee and a member of the Supervisory Board Nomination and Governance Committee.

Mr. Van der Veer is a non-executive member of the Board of Directors of RELX N.V., RELX PLC and RELX Group PLC. He is also a member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed), and a former member of the Supervisory Board of Royal Imtech N.V., TomTom N.V., and Siemens Nederland N.V. (not listed).

Dirk P.M. Verbeek (1950, Dutch)

Member of the Risk Committee

Member of the Nomination and Governance Committee

Dirk P.M. Verbeek is a former Executive Board member and former vice president Emeritus of Aon Group. Mr. Verbeek was appointed to Aegon’s Supervisory Board in 2008 20. He is a member of the Supervisory Board Risk Committee and the Supervisory Board Nomination and Governance Committee.

Mr. Verbeek is a member of the Advisory Council of CVC Benelux (not listed) and OVG Real Estate (not listed), and member of the INSEAD Dutch Council. Mr. Verbeek was a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed) until July 2017, and Chairman of the Supervisory Board of Robeco Groep N.V. (not listed) until December 2015.

Annual Report on Form 20-F 2017

122	Governance Members of the Supervisory Board

Corien M. Wortmann-Kool (1959, Dutch)

Vice Chairman of the Supervisory Board

Member of the Audit Committee

Member of the Nomination and Governance Committee

Corien M. Wortmann-Kool is Chairman of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund. Ms. Wortmann-Kool is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Supervisory Board in May 2014, and her current term ends in 2018. She is Vice Chairman of the Supervisory Board, and a member of the Supervisory Board Audit Committee and the Supervisory Board Nomination and Governance Committee.

Ms. Wortmann-Kool is also a member of the Supervisory Board of Het Kadaster (not listed), member of the Advisory Council of the Centraal Bureau voor de Statistiek, Chairman of the Board of Trustees of Save the Children Netherlands and vice president of the European People’s Party. She was a member of the Supervisory Board of Mercedes-Benz Netherlands (not listed) until 2014.

Dona D. Young (1954, American)

Member of the Audit Committee

Chairman of the Risk Committee

Dona D. Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013, and her current term will end in 2021. She is a member of the Supervisory Board

Audit Committee and Chairman of the Supervisory Board Risk Committee.

Ms. Young is member and Lead Director of the Board of Directors of Foot Locker, Inc Furthermore, Ms. Young is Chair of the Audit Committee of the Board of Trustees of Save the Children US (not listed), and member of the Board of Save the Children International and Save the Children Association.

Annual Report on Form 20-F 2017

123	Governance Remuneration Report

Remuneration Report

Global Remuneration Principles

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout Aegon. They are applied regionally and/or locally.

The key pillars of the Aegon Group Remuneration Principles are as follows:

◆	Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and well-being of all Aegon staff via fair compensation, pension and/or other benefits; supporting employees’ career development; and supporting the (international) mobility of its staff;
◆	Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with Aegon’s long-term interests; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of pay for performance; and avoiding any pay for non-performance;
◆	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with remuneration packages that are well-balanced across the different echelons within Aegon and its business units; avoiding any discrimination in Aegon’s remuneration structures, including, among others, discrimination based on nationality, race, gender, religion, sexual orientation, and/ or cultural beliefs; creating global alignment in the total compensation of all Identified Staff; and aiming at controlled market competitive remuneration, by providing total compensation packages in line with an appropriately established peer group at a regional unit, country and/ or functional level; and
◆	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout the Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; and protecting the risk alignment effects embedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

The key pillars outlined above are set out in Aegon’s Global Remuneration Framework (GRF). The GRF covers all Aegon staff. It contains the guiding principles for remuneration and therefore supports the consistent setting of sound and effective remuneration policies throughout the Aegon Group. The GRF is designed in accordance with relevant rules, guidelines and interpretations, for instance the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid (Rbb) Wft 2014) from the DNB, and the 2015 Act on the Remuneration Policy of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo 2015 stb 2015, 45). Aegon’s remuneration policies are derived from the GRF, among which is the Remuneration Policy for the Executive Board. These policies define specific terms and conditions for the employment of various groups of staff. All steps in the remuneration process are governed by the GRF and its underlying policies. Staff from Human Resources, Risk Management, Compliance and Audit are involved in all steps of the process.

2017 was a year with relatively few changes to the remuneration regulations impacting Aegon. For this reason, the Company’s remuneration practices and processes did not change materially compared with the previous performance period.

The Dutch Code introduced, among other things, caps on variable compensation that go beyond the maximums suggested by European legislation, and require at least 50% of the performance indicators used for determining variable compensation to be of a non-financial nature. In addition, the regulations limit the use of financial retention and severance arrangements.

The Wbfo 2015 has a provision that makes it possible to apply a variable compensation maximum that is aligned with the European CRD IV compensation ratio (100% of fixed compensation at maximum level). This has been specifically created for all people working for the corporate office of companies with a strong international nature. In 2017, Aegon met the applicable criteria. Although the regular maximum levels of variable compensation apply in the Netherlands, Aegon has offered selected senior staff at its corporate office a maximum variable compensation opportunity in line with CRD IV remuneration ratios.

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

In line with the Wbfo, Aegon wishes to disclose the total amount of variable compensation paid in performance year 2017.

Annual Report on Form 20-F 2017

124	Governance Remuneration Report

The total amount of variable compensation paid out in 2017 was EUR 197 million. In 2017, the total annual compensation paid out to 17 people was equal to or higher than EUR 1 million. These people worked for Aegon’s Global Corporate Office, Aegon Americas, Aegon UK and Aegon Asset Management.

Role of risk management and compliance

Variable compensation may have an impact on risk-taking behaviors and, as such, may undermine effective risk management. The opportunity to receive high variable compensation can lead to excessive risk taking, which can have a material impact on the Company’s financial soundness. To avoid such undesired effects, both the Risk Management and Compliance functions are involved in the design and execution of remuneration policies and practices.

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

General compensation practices

Aegon has a pay philosophy based on total compensation. This means that the aim is for total remuneration for experienced and competent employees to be consistent with those in the markets in which Aegon operates and competes for employees. Total compensation typically consists of base salaries and -

where in line with local market practices - variable compensation. Market survey information from reputable sources is used to provide information on competitive compensation levels and practices.

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

Supervisory Board Remuneration Policy 2017

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

Under the current policy, as approved by shareholders at the Annual General Meeting on May 15, 2013, members of the Supervisory Board are entitled to the following payments:

Annual Report on Form 20-F 2017

125	Governance Remuneration Report

Base fee for membership of the Supervisory Board	EUR / year
Chairman	80,000
Vice-Chairman	50,000
Member	40,000

Fee for membership of a Supervisory Board committee	EUR / year
Chairman of the Audit Committee	13,000
Member of the Audit Committee	8,000
Chairman of other committees	10,000
Member of other committees	5,000

Attendance fees	EUR
Extra Supervisory Board meeting	3,000
Audit Committee	3,000
Other committees	2,000

Information on members of the Supervisory Board and the composition of Aegon’s four committees - Audit, Nomination and Governance, Remuneration and Risk - can be found on pages 115 - 119.

Details on the remuneration of the Supervisory Board over the course of 2017 can be found in the Supervisory Board Remuneration Report 2017 on page 304.

Executive Board Remuneration in 2017

The following section describes how the Company applies the principles of good governance relating to Directors remuneration. It was prepared by the Remuneration Committee of Aegon N.V. (the Committee) in accordance with the Dutch Code (the Dutch Code), and was approved by Aegon N.V.’s Supervisory Board.

Executive Board remuneration

Aegon’s Executive Board is remunerated on the basis of the principles described in Aegon’s GRF. Aegon’s remuneration policy for members of the Executive Board is derived from this framework and sets out terms and conditions for members of the Company’s Executive Board.

The Executive Board Remuneration Policy was adopted at the General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments. Any material changes in the Executive Board Remuneration Policy will be referred to the General Meeting of Shareholders for adoption. The implementation of the current policy during 2017 is described in the Executive Board Remuneration Report on pages 129 - 130.

In determining the expected level of pay for each Executive Board member, scenarios have been considered in which the minimum, maximum and at target pay was assessed. In these scenario’s the share component in the variable pay element has been assessed at the plan year’s grant price.

In addition to the pay-out scenario, the committee has considered the ratio of the average employee pay expense (excluding CEO expense) versus the expense of the CEO pay elements based on costs recognized under IFRS. For 2017 this ratio is 41.7 (2016: 41.9; 2015: 44.0). The committee is conscious of the significant difference in the geographical footprint of the Company’s employee population, which may impact the outcome of the ratio. The composition of the Company and the way this is affected by restructuring and other organisational changes (e.g. major acquisitions or divestments) will also have an impact.

Through the implementation of the Executive Board Remuneration policy, the Company is able to reward the members of the Executive Board in line with the Aegon Group Remuneration Principles, as described earlier. In particular, the variable compensation element in the remuneration ensures a clear link between individual pay and (both short- and long-term) company performance. The objectives set for each Executive Board member are derived from the Company’s strategy (including the long-term value creation objective embedded therein) and focussed on the role of the Executive. The targets support the achievement of the operational- and financial-goals to which the Company has committed itself. Performance is assessed following the year. Pay-out of variable compensation is based on the assessed performance.

The amount of variable compensation actually allocated in relation to the performance delivered during 2017 is based on the achievement against the objectives and targets that were set at the start of the year. The objectives are an elaborate set of financial IFRS (non-Risk adjusted), financial market Consistent (risk-adjusted), and non-financial, personal-, and strategic, sustainability measures linked to the Company strategy. These include Underlying Earnings, ROE, MCVNB, Capital Generation, ROERC (pre-tax), Cultural transformation, responsible business and control environment.

Annual Report on Form 20-F 2017

126	Governance Remuneration Report

The actual target levels are regarded commercially sensitive and are therefore not disclosed on an objective by objective basis. Instead, the performance on the 2017 mix of financial- and non-financial targets is disclosed. For Mr Wynaendts this was 28.7% (of 32.5% possible) for the financial objectives and 61.7% (of 67.5% possible) for the non-financial objectives. For Mr Rider this was 28.7% (of 32.5% possible) for the financial objectives and 60.4% (of 67.5% possible) for the non-financial objectives.

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

In addition, a reference group is used in order to monitor alignment with the general industry in the Netherlands. This is comprised of the 12 leading companies listed on Euronext Amsterdam, excluding financial services providers. The Supervisory Board regularly reviews the composition of the two groups in order to ensure that they continue to provide a reliable and suitable basis for comparison.

Total compensation

For each member of the Executive Board, Aegon’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. Each year, the Supervisory Board reviews total compensation levels to ensure they remain competitive and to provide proper, risk-based incentives to members of Aegon’s Executive Board. To ensure Executive Board members are compensated in accordance with the desired market positioning, alignment to the desired market position needs to be addressed over time, in accordance with applicable rules, regulations and codes.

Consistent with the Executive Board Remuneration Policy, the total direct compensation for Executive Board members consists of fixed compensation and variable compensation.

The Supervisory Board conducts regular scenario analyses to determine the long-term effect on the level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Remuneration Committee) discussed and endorsed the 2017 total compensation for the Executive Board.

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

Annual Report on Form 20-F 2017

127	Governance Remuneration Report

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

The deferred parts vest in equal tranches over a three-year period. After an ex-post assessment, which may lower the vesting parts, these individual parts are paid 50% in cash and 50% in shares. The shares are restricted for a further period of three years (with the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares).

The variable compensation payout can be illustrated by the following example and the table below. For every 1,000 variable compensation that is allocated following the performance period, 400 is paid out/vested in the year following that performance year (N in the following table). This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200 / 5.246 = 38 shares). The remaining 600 is deferred and vests according to a pre-defined schedule.

Information on the expenses recognized for variable compensation and the status of awards are provided in note 53 of this report.

Variable compensation over 2017

At an aggregated level, payments are made as follows 21.

◆	50% of base salary if the threshold target is reached. This results in the allocation of EUR 317,370 and 60,497 shares for Mr. Wynaendts and EUR 225,002 and 42,889 shares for Mr. Rider;

◆	80% of base salary if the pre-determined performance targets are met. This results in the allocation of EUR 507,791 and 96,795 shares for Mr. Wynaendts and EUR 360,000 and 68,623 shares for Mr. Rider;

◆	Up to 100% of base salary if the targets are exceeded. This results in the allocation of EUR 634,739 and 120,994 shares for Mr. Wynaendts and EUR 450,000 and 85,779 shares for Mr. Rider;

◆	If at an aggregated level the threshold target is not reached, no variable compensation related to the performance period will be made available.

Annual Report on Form 20-F 2017

128	Governance Remuneration Report

Objectives	Performance indicator	Maximum % of variable compensation
		Mr. Wynaendts	Mr. Rider
Group financial IFRS based	Group underlying earnings after tax, return on equity	15.0%	15.0%

Group financial risk adjusted based	Group market consistent value of new business	17.5%	17.5%
	Normalized operational free cash flow

	Group pre-tax return on economic required capital

Group non financial business indicators	Objectives measuring corporate responsibility, strategy implementation and sustainability	30.0%	40.0%

	Objectives measuring Aegon’s control environment

Personal objectives	Individual basket of strategic and personal objectives related to Aegon’s strategy	37.5%	27.5%

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

Pension arrangements

Members of Aegon’s Executive Board are offered pension arrangements and retirement benefits. Benefits offered are consistent with Executive Board members’ agreements. Details on the pension contributions to the Executive Board over the course of 2017 can be found in the Remuneration of members of the Executive Board on page 303.

The arrangements with Mr. Wynaendts include retirement provisions that allow benefits to be taken at the end of the term. This retirement arrangement stem from pre Executive Board membership. The arrangement with Mr. Rider is similar to the arrangements for other staff in the Netherlands and consists of a so-called career average defined benefits plan up to EUR 103,317 (2017 threshold) base salary and a defined contribution plan for the amount above EUR 103,317. Details are not disclosed due to the individual nature of such arrangement.

Loans

Aegon does not grant Executive Board members personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Company’s Supervisory Board.

Annual Report on Form 20-F 2017

129	Governance Remuneration Report

Terms of Engagement Agreement

Members of the Executive Board are appointed for four years, and may then be re-appointed for successive mandates also for a period of four years.

Both Executive Board members have an Engagement Agreement with Aegon N.V., rather than a contract of employment.

Members of the Executive Board may terminate their engagement agreement with a notice period of three months. The Company may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement of Mr. Wynaendts, and three months’ notice if it wishes to terminate the agreement of Mr. Rider.

The arrangements with current members of the Executive Board contain provisions for severance payments in the event that their agreement is terminated as a result of a merger or takeover. The Supervisory Board has taken appropriate steps to ensure the arrangements of members of the Executive Board are in line with the Executive Board Remuneration Policy.

Currently, it is expected that the terms of the engagement agreements will remain largely unchanged during 2018.

Executive Board Remuneration Report

At the end of December 2017, Aegon’s Executive Board had two members:

◆	Alex Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed as a member of the Executive Board in 2003 for four years, and re-appointed in 2007, 2011 and most recently in 2015. Mr. Wynaendts’ current term ends at the General Meeting of Shareholders 2019.
◆	Matthew J. Rider, Chief Financial Officer and member of the Executive Board, was appointed as a member of the Executive Board for four years at the Annual General Meeting of Shareholders on May 19, 2017. Mr. Rider’s current term ends at the General Meeting of Shareholders 2021.

Fixed compensation

Mr. Wynaendts’ fixed compensation remained unchanged in 2017 at EUR 1,269,478. The annual fixed compensation of Aegon’s CFO was agreed at EUR 900,000, and remained unchanged in 2017.

Conditional variable compensation awards 2017

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 18, 2018, variable compensation for Executive Board members is set in cash and shares, based on both their individual and the Company’s performance. Targets for the performance indicators have been set in line with the agreed variable compensation targets and 2017 company budgets.

Performance as reported on the financial and non-financial Group performance indicators and targets resulted in a performance score of 56.6% (maximum 62.50%) for Mr. Wynaendts and 64.4% (maximum 72.5%) for Mr. Rider. The performance on individual (strategic) objectives resulted in a pay-out of 33.8% and 24.8% for Mr. Wynaendts and Mr. Rider respectively (maximum 37.50% and 27.50% respectively). The amounts and number of shares below are reflective of period for which Mr. Rider has been part of the Executive Board.

Over the performance year 2017, Mr. Wynaendts was awarded EUR 1,147,100 in total conditional variable compensation. Mr. Rider was awarded EUR 498,783.

Forty percent of variable compensation related to performance year 2017 is payable in 2018. This is split 50/50 in a cash payment and in an allocation of shares.

In 2018, Mr. Wynaendts and Mr. Rider are eligible to receive a cash payment of EUR 229,420 and EUR 99,758 respectively.

The number of shares to be made available in 2018 is 43,732 for Mr. Wynaendts and 19,017 for Mr. Rider. With regard to vested shares (with the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares), a retention (holding) period of a further three years is applicable before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2017 (60% of the total, which for Mr. Wynaendts equates to EUR 344,130 and 65,598 shares, and for Mr. Rider equates to EUR 149,633 and 28,522 shares) is to be paid out in future years, subject to ex-post assessments, which may result in downward adjustments and be subject to meeting additional conditions. In each of the years 2019, 2020 and 2021, 20% of the total variable compensation may be made available. Any payout is split 50/50 in a cash payment and an allocation of shares (vesting). After vesting (with the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares), a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members.

Annual Report on Form 20-F 2017

130	Governance Remuneration Report

Impact of ex-ante and ex-post assessment on attribution of variable compensation

No variable compensation from previous performance years payable in 2017 has been adjusted downwards in 2017.

No circumstances have been identified to lower payout of the deferred payment from prior performance years that vest in 2017 (the so called ‘ex-post assessment’) or to lower the payout of the up-front payment of the 2016 performance year variable compensation that vests in 2017 (the so called ‘ex-ante assessment’).

Future changes

No material changes to the executive board remuneration policy are foreseen for 2018. Compensation for individuals in the financial sector, in particular for those that materially influence the risk profile of the organization, does however continue to be a focus of regulatory attention. Aegon will ensure compliance if and when new regulations are approved. Any such regulations may require further deferral and the extension of holding periods, which Aegon will apply to new allocations of variable compensation going forward.

Annual Report on Form 20-F 2017

131	Governance Corporate governance

Corporate governance

Aegon is incorporated and based in the Netherlands. As a company established and listed in the Netherlands, Aegon must comply with Dutch law and is subject to the Dutch Corporate Governance Code.

Aegon is governed by three corporate bodies:

◆	General Meeting of Shareholders
◆	Supervisory Board
◆	Executive Board

Aegon also has a Management Board. This works in unison with the Executive Board, and helps to oversee operational issues and the implementation of Aegon’s strategy. Aegon’s corporate governance structure is the responsibility of both the Supervisory Board and the Executive Board. Any substantive change to this structure is submitted to the General Meeting of Shareholders for discussion.

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

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the Company is able to convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide on matters such as the adoption of annual accounts, the approval of dividend payments and (re)appointments to the Supervisory Board and Executive Board of Aegon.

Convocation

General Meetings of Shareholders are convened by public notice at least 42 days before the meeting. The convocation states the time and location of the meeting, the record date, the agenda items, and the procedures for admittance to the meeting and representation at the meeting by means of a written proxy. Those shareholders who alone or jointly represent at least 1% of Aegon’s issued capital or a block of shares worth at least EUR 100 million may request items be added to the agenda of a General Meeting of Shareholders. In accordance with Aegon’s Articles of Association, such a request will be granted if it is received in writing at least 60 days before the meeting, and if there are no important interests of the Company that dictate otherwise.

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

Composition of the Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy. A profile, which is published on aegon.com, has been established that outlines the required qualifications of its members. Supervisory Board members are appointed for a four-year term, and may then be reappointed for another four-year period. Subsequently, the Supervisory Board member can be reappointed again for a period of two years, and then extended by two years at the most. Supervisory Board members are no longer eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General

Annual Report on Form 20-F 2017

132	Governance Corporate governance

Meeting of Shareholders. In 2017, no transactions were concluded between the Company and any of the Supervisory Board members. Furthermore, the Company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of nine members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code.

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

Composition of the Executive Board

Aegon’s Executive Board consists of Alexander R. Wynaendts, who is Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matthew J. Rider, who is Chief Financial Officer (CFO), and member of the Executive Board, having been appointed to the Executive Board at the Annual General Meeting of the Company on May 19, 2017.

The number of Executive Board members and their terms of employment are determined by the Company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders for a four-year term, following nomination by the Supervisory Board.

The members of the Executive Board have an engagement agreement with the Company rather than an employment contract. The Company’s Remuneration Policy for the Executive Board limits exit arrangements to a maximum of one year of the fixed component of the salary.

In 2017, no transactions were concluded between the Company and either member of the Executive Board. Furthermore, the

Company did not provide any loans to or issue guarantees in the favor of either of the members of the Executive Board.

Management Board

Aegon’s Executive Board is assisted in its work by the

Company’s Management Board, which has ten members, including the members of the Executive Board. Aegon’s Management Board is composed of Alex Wynaendts, Matthew J. Rider, Mark Bloom, Adrian Grace, Allegra van Hövell-Patrizi, Marco Keim, Onno van Klinken, Carla Mahieu, Mark Mullin and Sarah Russell.

Aegon’s Management Board works in unison with the

Executive Board, and helps oversee operational issues and the implementation of Aegon’s strategy. Members are drawn from Aegon’s business units and from Aegon’s global functions. The members have both regional and global responsibilities. This ensures that Aegon is managed as an integrated international business. While the Executive Board is Aegon’s sole statutory executive body, the Management Board provides vital support and expertise in pursuit of the Company’s strategic objectives.

In the relation between the Management Board and the Supervisory Board, the CEO shall be the first contact for the Supervisory Board and its Chairman. In addition thereto, and in connection with how the contacts between the Supervisory Board and the Management Board committee have been given shape, the members of the Management Board will act in accordance with the provisions provided therefore in the Management Board Charter, the Executive Board Charter and the Supervisory Board Charter.

Capital, significant shareholders and exercise of control

As a publicly-listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.

The capital of the Company

Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December, 31 2017, a total of 2,095,648,244 common shares and 585,022,160 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the Company’s cooperation.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares.

All common shares B are held by Vereniging Aegon, the Company’s largest shareholder. The nominal value of the common shares B is equal to the nominal value of a common share. This means that common shares B also carry one vote per share. However, the voting rights attached to common

Annual Report on Form 20-F 2017

133	Governance Corporate governance

shares B are subject to restrictions as laid down in the Voting Rights Agreement, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause.

The financial rights attached to a common share B are one-fortieth (1/40th) of the financial rights attached to a common share. The rights attached to the shares of both classes are otherwise identical. For the purpose of the issuance of shares, reduction of issued capital, the sale and transfer of common shares B or otherwise, the value or the price of a common share B is determined as one-fortieth (1/40th ) of the value of a common share. For such purposes, no account is taken of the difference between common shares and common shares B in terms of the proportion between financial rights and voting rights.

Significant shareholdings

On December 31, 2017, Vereniging Aegon, Aegon’s largest shareholder, held a total of 279,236,609 common shares and 569,676,480 common shares B.

Under the terms of the 1983 Merger Agreement as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2017, three transactions were concluded between Aegon N.V. and Vereniging Aegon under or in connection with the 1983 Merger Agreement. All requirements determined by Best Practice 2.7.5 of the Dutch Corporate Governance Code were complied with in the execution of these transactions.

On May 19, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 1,979,260 common shares B at fair value (1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

On June 23, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 13,042,612 common shares B at fair value (1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on June 23, 2017, in connection with the distribution of dividend in stock.

From October 2, 2017, to December 15, 2017, Aegon N.V. repurchased 51,864,626 common shares to neutralize the dilutive effect of the 2016 final and 2017 interim dividends in stock. Following the completion of this Share Buy Back Program, Aegon N.V. repurchased 13,042,612 Common Shares B from Vereniging Aegon for the amount of EUR 1.7 million,

(1/40th of the Value Weight Average Price of the Common Shares of the 5 trading days preceding this transaction) on December 15, 2017. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, the US based investment management firm Dodge & Cox International Stock Fund holds a capital and voting interest in Aegon of over 5%.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at September 22, 2016, Dodge & Cox International Stock Fund stated to hold 134,654,439 common shares, which represent 5.2% of the issued and outstanding capital and of the votes as at December 31, 2017.

On February 20, 2018, Dodge & Cox’s filing with the

US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 256,029,115 common shares, representing 9.8% of the issued and outstanding capital as at December 31, 2017, and has voting rights for 250,384,686 shares, representing 9.6% of the votes as at December 31, 2017.

Based on its filing with the Dutch Autoriteit Financiële Markten as at May 26 2017, BlackRock, Inc. stated to hold 59,827,512 shares, representing 2.3% of the issued and outstanding capital as at December 31, 2017 and 79,077,402 voting rights, representing 3.0% of the votes as at December 31, 2017.

On February 20, 2018, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 119,424,291 common shares, representing 4.6% of the issued and outstanding capital as at December 31, 2017, and has voting rights for 107,367,731 shares, representing 4.1% of the votes as at December 31, 2017.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, Franklin Resources, Inc (FRI). stated to hold 81,510,408 shares, representing 3.1% of the issued and outstanding capital and of the votes as of December 31, 2017.

On February 20, 2018, the filing of Franklin Resources, Inc. (FRI), a US based investment management firm, with the SEC shows that FRI holds 156,591,360 common shares and voting rights, representing 6.0% of the issued and outstanding capital, as at December 31, 2017.

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

Annual Report on Form 20-F 2017

134	Governance Corporate governance

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

Issue and repurchase of shares

New shares may be issued up to the maximum of the Company’s authorized capital, following a resolution adopted by the General Meeting of Shareholders. Shares may also be issued following a resolution of the Executive Board, subject to approval by the Supervisory Board, providing, and to the extent that, the Board has been authorized to do so by the General Meeting of Shareholders. A resolution authorizing the Executive Board to issue new shares is usually presented at Aegon’s Annual General Meeting of Shareholders.

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the remuneration-report on page 123 and note 53 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.

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

Dutch Corporate Governance Code

As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the code applicable to the financial year 2017 is the version that came into force on January 1, 2017. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance and long-term value creation. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. It is the responsibility of both the Supervisory Board

Annual Report on Form 20-F 2017

135	Governance Corporate governance

and the Executive Board to oversee Aegon’s overall corporate governance structure.

In general, Aegon applies the best practice provisions set out in the Code. There is one best practice provision with which Aegon does not fully apply. In this case, Aegon adheres, as much as is possible, to the spirit of the Code.

Best Practice 4.3.3

The Dutch Corporate Governance Code recommends that the General Meeting of Shareholders may cancel the binding nature of nominations for appointments of members of the Executive Board and Supervisory Board with an absolute majority of votes and a limited quorum.

Aegon’s position on Best Practice 4.3.3

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

Annual Report on Form 20-F 2017

136	Governance Differences between Dutch and US company laws

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

Annual Report on Form 20-F 2017

137	Governance Code of ethics

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

Aegon’s Code of Conduct is available on aegon.com. The Code outlines Aegon’s clear commitment to a customer centric approach, and reflects Aegon’s core values: Working Together; Bringing Clarity and Exceeding Expectations. The Code of Conduct was updated in 2017. All Aegon employees sign the Code of Conduct to declare their compliance with the Code. Moreover, the rolling out of a new Code of Conduct e-learning for all Aegon companies began in 2017 and will continue in 2018.

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

Annual Report on Form 20-F 2017

138	Governance Controls and procedures

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2017, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2017.

In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2017. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2017, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included on page 332.

Management’s assessment of going concern

The directors and management of Aegon have adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future.

Relevant facts and circumstances relating to the consolidated financial position on December 31, 2017, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity and access to capital markets, together with the factors likely to affect Aegon’s future development, performance and financial position. Commentary on these is set out in the ‘Business Overview’ sections ‘Results of operations’, ‘Risk management’ and ‘Capital and liquidity management’ in this Annual Report. Taking into account the financial performance of the Company, its continued ability to access capital markets, the fact that its solvency and leverage ratios are well within target range, and the level of excess cash in the holding, management concluded that the going concern assumption is appropriate.

The Hague, March 22, 2018

The Executive Board of Aegon N.V.

Annual Report on Form 20-F 2017

139	Governance Controls and procedures

Report of Independent Registered

Public Accounting Firm

To: The Annual General Meeting of Shareholders’ and Supervisory Board of Aegon N.V.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands,

March 22, 2018

Annual Report on Form 20-F 2017

141	Consolidated financial statements of Aegon N.V.

Annual Report on Form 20-F 2017

142	Consolidated financial statements of Aegon N.V.

Annual Report on Form 20-F 2017

143	Consolidated financial statements of Aegon N.V.

Exchange rates

Exchange rates at December 31,

		2017			2016
		EUR	USD	GBP	EUR	USD	GBP
1	EUR	-	1.2008	0.8877	-	1.0548	0.8536
1	USD	0.8328	-	0.7393	0.9480	-	0.8093
1	GBP	1.1265	1.3527	-	1.1715	1.2357	-

Weighted average exchange rates

		2017			2016			2015
		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1	EUR	-	1.1291	0.8758	-	1.1069	0.8187	-	1.1100	0.7256
1	USD	0.8857	-	0.7757	0.9034	-	0.7396	0.9009	-	0.6537
1	GBP	1.1418	1.2892	-	1.2214	1.3520	-	1.3782	1.5298	-

Annual Report on Form 20-F 2017

144	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2017	2016	2015
Premium income	6	22,826	23,453	22,925
Investment income	7	7,338	7,788	8,525
Fee and commission income	8	2,802	2,408	2,438
Other revenues		7	7	14
Total revenues		32,973	33,655	33,902

Income from reinsurance ceded	9	4,288	3,687	3,321
Results from financial transactions	10	20,250	15,753	521
Other income	11	540	66	83
Total income		58,052	53,162	37,827

Premiums paid to reinsurers	6	3,431	3,176	2,979
Policyholder claims and benefits	12	45,599	41,974	26,443
Profit sharing and rebates	13	23	49	31
Commissions and expenses	14	5,925	6,351	6,598
Impairment charges / (reversals)	15	42	95	1,251
Interest charges and related fees	16	435	347	412
Other charges	17	235	700	774
Total charges		55,689	52,693	38,489
Income before share in profit / (loss) of joint ventures, associates and tax		2,363	470	(661)
Share in profit / (loss) of joint ventures		161	137	142
Share in profit / (loss) of associates		11	3	5
Income / (loss) before tax		2,534	610	(514)
Income tax (expense) / benefit	18	(65)	(172)	83
Net income / (loss)		2,469	438	(431)

Net income / (loss) attributable to:
Owners of Aegon N.V.		2,469	437	(432)
Non-controlling interests		-	-	1

Earnings per share (EUR per share)	19
Basic earnings per common share		1.14	0.15	(0.27)
Basic earnings per common share B		0.03	-	(0.01)
Diluted earnings per common share		1.14	0.15	(0.27)
Diluted earnings per common share B		0.03	-	(0.01)

Annual Report on Form 20-F 2017

145	Consolidated financial statements of Aegon N.V.

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2017	2016	2015
Net income / (loss)	2,469	438	(431)

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	8	8	13
Remeasurements of defined benefit plans	224	(392)	240
Income tax relating to items that will not be reclassified	(166)	86	(77)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,283	854	(2,175)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(1,330)	(2,122)	(485)
Changes in cash flow hedging reserve	(853)	(54)	446
Movement in foreign currency translation and net foreign investment hedging reserves	(2,149)	69	1,419
Equity movements of joint ventures	(15)	9	(8)
Equity movements of associates	(5)	3	(1)
Disposal of group assets	7	-	(544)
Income tax relating to items that may be reclassified	951	225	783
Other	9	12	9
Total other comprehensive income / (loss)	(2,038)	(1,301)	(380)
Total comprehensive income / (loss)	431	(863)	(811)

Total comprehensive income/ (loss) attributable to:
Owners of Aegon N.V.	435	(878)	(811)
Non-controlling interests	(3)	15	-

Annual Report on Form 20-F 2017

146	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2017	2016
Assets
Cash and cash equivalents	21	10,768	11,347
Assets held for sale	22	5,249	8,705
Investments	23	136,804	156,303
Investments for account of policyholders	24	194,063	203,610
Derivatives	25	5,912	8,318
Investments in joint ventures	26	1,712	1,614
Investments in associates	27	308	270
Reinsurance assets	28	19,202	11,208
Defined benefit assets	41	55	51
Deferred tax assets	43	79	87
Deferred expenses	29	10,135	11,423
Other assets and receivables	30	10,002	10,667
Intangible assets	31	1,633	1,820
Total assets		395,923	425,425

Equity and liabilities
Shareholders’ equity	32	20,288	20,520
Other equity instruments	33	3,794	3,797
Issued capital and reserves attributable to owners of Aegon N.V.		24,082	24,318
Non-controlling interests		20	23
Group equity		24,102	24,341

Subordinated borrowings	34	764	767
Trust pass-through securities	35	133	156
Insurance contracts	36	110,818	119,569
Insurance contracts for account of policyholders	36	122,168	120,929
Investment contracts	37	16,943	19,572
Investment contracts for account of policyholders	37	74,434	84,774
Derivatives	25	7,130	8,878
Borrowings	39	13,635	13,153
Provisions	40	210	173
Defined benefit liabilities	41	4,005	4,817
Deferred gains	42	13	64
Deferred tax liabilities	43	1,029	2,201
Liabilities held for sale	22	5,003	8,816
Other liabilities	44	15,208	16,978
Accruals	45	329	237
Total liabilities		371,821	401,084
Total equity and liabilities		395,923	425,425

Annual Report on Form 20-F 2017

147	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2017

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- controlling interests	Total
At January 1, 2017		8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

Net income / (loss) recognized in the income statement		-	2,469	-	-	-	-	2,469	-	2,469

Other comprehensive income: Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans		-	-	-	224	-	-	224	-	224
Income tax relating to items that will not be reclassified		-	-	9	(175)	-	-	(166)	-	(166)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	1,283	-	-	-	1,283	-	1,283
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(1,330)	-	-	-	(1,330)	-	(1,330)
Changes in cash flow hedging reserve		-	-	(853)	-	-	-	(853)	-	(853)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(452)	102	(1,800)	-	(2,149)	-	(2,149)
Equity movements of joint ventures		-	-	-	-	(15)	-	(15)	-	(15)
Equity movements of associates		-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets		-	-	-	-	7	-	7	-	7
Income tax relating to items that may be reclassified		-	-	874	-	76	-	951	-	951
Other		-	13	-	-	-	-	13	(3)	9
Total other comprehensive income / (loss)		-	13	(461)	151	(1,737)	-	(2,034)	(3)	(2,038)
Total comprehensive income / (loss) for 2017		-	2,482	(461)	151	(1,737)	-	435	(3)	431
Shares issued		3	-	-	-	-	-	3	-	3
Issuance and purchase of treasury shares		-	(105)	-	-	-	-	(105)	-	(105)
Dividends paid on common shares		(142)	(296)	-	-	-	-	(439)	-	(439)
Dividend withholding tax reduction		-	2	-	-	-	-	2	-	2
Coupons on perpetual securities		-	(103)	-	-	-	-	(103)	-	(103)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans		-	4	-	-	-	(4)	(1)	-	(1)
At December 31, 2017	32, 33	8,053	9,374	4,920	(1,669)	(390)	3,794	24,082	20	24,102
[1]	Issued capital and reserves attributable to owners of Aegon N.V.

Annual Report on Form 20-F 2017

148	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2016

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total
At January 1, 2016		8,387	7,832	6,471	(1,532)	1,283	3,800	26,241	9	26,250

Net income / (loss) recognized in the income statement		-	437	-	-	-	-	437	-	438

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans		-	-	-	(392)	-	-	(392)	-	(392)
Income tax relating to items that will not be reclassified		-	-	(3)	89	-	-	86	-	86

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	854	-	-	-	854	-	854
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(2,122)	-	-	-	(2,122)	-	(2,122)
Changes in cash flow hedging reserve		-	-	(54)	-	-	-	(54)	-	(54)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(38)	16	91	-	69	-	69
Equity movements of joint ventures		-	-	-	-	9	-	9	-	9
Equity movements of associates		-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified		-	-	264	-	(39)	-	225	-	225
Other		-	(2)	-	-	-	-	(2)	14	12
Total other comprehensive income / (loss)		-	(2)	(1,090)	(288)	64	-	(1,315)	14	(1,301)
Total comprehensive income / (loss) for 2016		-	435	(1,090)	(288)	64	-	(878)	15	(863)
Shares issued		1	-	-	-	-	-	1	-	1
Shares withdrawn		(10)	(372)	-	-	-	-	(382)	-	(382)
Issuance and purchase of treasury shares		-	(27)	-	-	-	-	(27)	-	(27)
Dividends paid on common shares		(186)	(304)	-	-	-	-	(490)	-	(490)
Dividend withholding tax reduction		-	(2)	-	-	-	-	(2)	-	(2)
Coupons on perpetual securities		-	(105)	-	-	-	-	(105)	-	(105)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans		-	(9)	-	-	-	(3)	(12)	-	(12)
At December 31, 2016	32, 33	8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341
[1]	Issued capital and reserves attributable to owners of Aegon N.V.

Annual Report on Form 20-F 2017

149	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2015

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-con- trolling interests	Total
At January 1, 2015		8,597	8,639	8,308	(1,611)	(86)	3,827	27,674	9	27,683

Net income / (loss) recognized in the income statement		-	(432)	-	-	-	-	(432)	1	(431)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	13	-	-	-	13	-	13
Remeasurements of defined benefit plans		-	-	-	240	-	-	240	-	240
Income tax relating to items that will not be reclassified		-	-	(2)	(75)	-	-	(77)	-	(77)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(2,175)	-	-	-	(2,175)	-	(2,175)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(485)	-	-	-	(485)	-	(485)
Changes in cash flow hedging reserve		-	-	446	-	-	-	446	-	446
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	-	(86)	1,505	-	1,419	-	1,419
Equity movements of joint ventures		-	-	-	-	(8)	-	(8)	-	(8)
Equity movements of associates		-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets 2)		-	-	(468)	-	(76)	-	(544)	-	(544)
Income tax relating to items that may be reclassified		-	-	836	-	(52)	-	783	-	783
Other		-	10	-	-	-	-	10	(1)	9
Total other comprehensive income / (loss)		-	10	(1,837)	79	1,369	-	(379)	(1)	(380)
Total comprehensive income / (loss) for 2015		-	(422)	(1,837)	79	1,369	-	(811)	-	(811)
Shares issued and withdrawn		1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares		-	52	-	-	-	-	52	-	52
Dividends paid on common shares		(211)	(292)	-	-	-	-	(503)	-	(503)
Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1
Coupons on perpetual securities		-	(111)	-	-	-	-	(111)	-	(111)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Share options and incentive plans		-	(7)	-	-	-	(27)	(33)	-	(33)
At December 31, 2015	32, 33	8,387	7,832	6,471	(1,532)	1,283	3,800	26,241	9	26,250
[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]	Refer to note 51 for details on the disposals.

Annual Report on Form 20-F 2017

150	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2017	2016	2015
Income / (loss) before tax		2,534	610	(514)
Results from financial transactions		(23.445)	(16,294)	(896)
Amortization and depreciation		781	1,208	1,519
Impairment losses		84	88	1,261
Income from joint ventures		(161)	(137)	(142)
Income from associates		(11)	(3)	(5)
Release of cash flow hedging reserve		(739)	(59)	(39)
Other		(620)	577	476
Adjustments of non-cash items		(24.112)	(14,621)	2,174
Insurance and investment liabilities		(613)	2,640	3,381
Insurance and investment liabilities for account of policyholders		12,988	10,716	(3,343)
Accrued expenses and other liabilities		309	2,610	(1,843)
Accrued income and prepayments		(1,797)	(2,812)	(1,387)
Changes in accruals		10,887	13,153	(3,192)
Purchase of investments (other than money market investments)		(32,057)	(34,873)	(38,290)
Purchase of derivatives		752	(831)	(1,003)
Disposal of investments (other than money market investments)		35.512	33,246	36,619
Disposal of derivatives		(878)	2,373	3,099
Net purchase of investments for account of policyholders		8,869	5,160	4,371
Net change in cash collateral		(455)	(1,347)	(2,569)
Net purchase of money market investments		(659)	532	648
Cash flow movements on operating items not reflected in income		11.082	4,260	2,875
Tax paid		173	(116)	(405)
Other		(12)	34	(23)
Net cash flows from operating activities	21	553	3,319	914
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(34)	(22)	(52)
Purchase of equipment and real estate for own use		(72)	(69)	(90)
Acquisition of subsidiaries, net of cash		(52)	(2)	(66)
Acquisition joint ventures and associates		(121)	(112)	(173)
Disposal of intangible asset		1	-	-
Disposal of equipment		5	3	8
Disposal of subsidiaries and businesses, net of cash		(1,054)	(1,082)	542
Disposal joint ventures and associates		2	3	371
Dividend received from joint ventures and associates		129	203	76
Net cash flows from investing activities	21	(1,196)	(1,078)	615
Issuance of share capital		-	-	1
Issuance of treasury shares		2	-	-
Purchase of treasury shares		(266)	(623)	(213)
Proceeds from TRUPS 1), Subordinated borrowings and borrowings		9,170	3,711	1,821
Repayment of TRUPS 1), Subordinated borrowings and borrowings		(7,918)	(3,070)	(3,916)
Dividends paid		(294)	(306)	(292)
Coupons on perpetual securities		(138)	(140)	(148)
Coupons on non-cumulative subordinated notes		(37)	(38)	(38)
Net cash flows from financing activities	21	519	(465)	(2,785)
Net increase / (decrease) in cash and cash equivalents 2)		(125)	1,776	(1,257)

Net cash and cash equivalents at the beginning of the year		11,347	9,593	10,649
Effects of changes in exchange rate		(196)	(23)	200
Net cash and cash equivalents at the end of the year	21	11,026	11,346	9,593
[1]	Trust pass-through securities.
[2]	Included in net increase / (decrease) in cash and cash equivalents are interest received (2017: EUR 6,215 million, 2016: EUR 6,691 million and 2015: EUR 7,118 million) dividends received (2017: EUR 1,292 million, 2016: EUR 1,387 million and 2015: EUR 1,384 million) and interest paid (2017: EUR 311 million, 2016: EUR 300 million and 2015: EUR 350 million). All included in operating activities except for dividend received from joint ventures and associates (2017: EUR 129 million, 2016: EUR 203 million and 2015: EUR 76 million).

The cash flow statement is prepared according to the indirect method.

Annual Report on Form 20-F 2017

151	Notes to the consolidated financial statements Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide (2016: over 29,000).

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

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2017 is provided below in note 2.1.1 Adoption of new IFRS accounting standards. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain amounts in prior years may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 22, 2018. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 18, 2018. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Other then for SEC reporting, Aegon prepares its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk (faitr value macro hedges) in accordance with the EU ‘carve out’version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

Annual Report on Form 20-F 2017

152	Notes to the consolidated financial statements Note 2

A reconciliation between IFRS and IFRS-EU is included in the table below.

	Shareholders’ equity			Net income
	2017	2016	2015	2017	2016	2015
In accordance with IFRS	20,288	20,520	22,441	2,469	438	(431)
Adjustment of EU ‘IAS 39’ carve-out	368	510	315	(142)	195	(120)
Tax effect of the adjustment	(83)	(117)	(71)	34	(47)	27
Effect of the adjustment after tax	285	393	244	(108)	149	(92)
In accordance with IFRS-EU	20,573	20,913	22,684	2,361	586	` (523)

2.1.1 Adoption of new IFRS accounting standards

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2017, the following amendments to existing standards issued by the IASB became mandatory, but are not currently relevant or do not significantly impact the financial position or financial statements:

Accounting standard/ amendment/ interpretation	IASB effective date	Impact for Aegon
IAS 7 Amendment Disclosure initiative	January 1, 2017	Low
IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017	Low
Annual improvements 2014-2016 IFRS 12 Disclosure of interests in other entities	January 1, 2017	Low

2.1.2 Future adoption of new IFRS accounting standards

The following standards and amendments to existing standards, published prior to January 1, 2018, were not early adopted by the Group, but will be applied in future years:

Accounting standard/ amendment/ interpretation	IASB effective date		Early adopted by Aegon	Impact for Aegon
IFRS 2 Clarifications of Classification an measurement of Share Based Payments Transactions	January 1, 2018		No	Low
IFRS 9 Financial instruments, including the separate amendment applying IFRS 9 Financial instruments with IFRS 4 Insurance contracts	January 1, 2018 (Aegon intends to make use of the amendment	)	No	See below for comments
Amendment to IFRS 9 Financial instruments on prepayment features with negative compensation	January 1, 2019		No	See below for comments
IFRS 15 Revenue from Contracts with Customers, including Clarifications to IFRS 15 as issued in 2016	January 1, 2018		No	See below for comments
IFRS 16 leases	January 1, 2019		No	See below for comments
IFRS 17 Insurance contract	January 1, 2021		No	See below for comments
IAS 40 Investment property, amendments regarding the transfer of property	January 1, 2018		No	Low
IFRIC 22 Foreign currency transactions and advance consideration	January 1, 2018		No	Low
IFRIC 23 Uncertainty over Tax Treatments	January 1, 2019		No	Low
Annual improvements 2014-2016 IFRS 1, ‘First time adoption of IFRS’, regarding IFRS 7, IAS 19 and IFRS 10, IAS 28 Investments in associates and joint ventures	January 1, 2018		No	Low

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

Annual Report on Form 20-F 2017

153	Notes to the consolidated financial statements Note 2

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, on May 18, 2017, the IASB published the final version of the IFRS 17 Insurance Contracts standard. Prior to its finalization, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 Financial Instruments: Recognition and Measurement rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e., a temporary exemption of IFRS 9). The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and IFRS 17.

In order for an entity to be eligible for the temporary exemption it must have liabilities connected with insurance activities whose carrying value comprises either greater than 90% of the total carrying value of all liabilities or less than or equal to 90% but greater than 80%, and the insurer does not have significant activities unrelated to insurance. Aegon performed this analysis, and concluded that it meets the requirements for the temporary exception. As a result, Aegon will not implement IFRS 9 until January 1, 2021.

As Aegon defers the application of IFRS 9 until 2021, the full impact of the standard is not yet clear, however an initial impact assessment resulted in the expectation that it will have a significant impact on shareholders’ equity, income and/or other comprehensive income and disclosures. An implementation project has started in 2017 and will be combined with the implementation of IFRS17 Insurance Contracts.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. IFRS 15 will replace IAS 18 Revenue, as well as other interpretations issued by the IFRIC (International Financial Reporting Interpretations Committee) and SIC (Standing Interpretations Committee) regarding revenue unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The standard outlines the principles an entity shall apply to measure and recognize revenue and the related cash flows. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. In April 2016, the IASB issued amendments to IFRS 15 to address several implementation issues discussed by the Transition Resource Group (TRG). The amendments are intended to clarify the requirements in IFRS 15, not to change the standard. IFRS 15 and the amendments is effective for the Group from January 1, 2018, using either of two methods: a full retrospective approach with certain practical expedients or a modified retrospective approach with the cumulative effect of initially applying this standard recognized at the date of initial application with certain additional disclosures. Aegon has evaluated the impact that adoption of this standard is expected to have on the Group’s financial statements and came to the conclusion that this impact will be very limited because insurance revenue is not in scope of IFRS 15 and because the other types of revenue are already materially compliant with this standard. Since IFRS 15 will have very limited impact on the Group’s financial statements, Aegon chose to apply the modified retrospective approach as transition method.

IFRS 16 Leases

IFRS 16 Leases which replaces IAS 17 has been issued by the IASB In January 2016. It will be mandatorily effective for annual reporting periods beginning on or after January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. Aegon is evaluating the impact that adoption of this Standard is expected to have on the Group’s financial statements.

IFRS 17 Insurance Contracts

The IASB issued IFRS 17 Insurance Contracts in May 2017. The Standard will replace IFRS 4, which was intended as an interim solution and allowed insurers to continue to use accounting principles that they had applied prior to the initial adoption of IFRS. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued, reinsurance contracts held and investment contracts with discretionary participating features issued. The objective of the Standard is to ensure that entities provide relevant information in a way that faithfully represents those contracts. This information should provide users of financial statements with a basis to assess the effects that the contracts have on the financial position, financial performance and cash flows of the insurer. The Standard also specifies presentation and disclosure requirements to enhance comparability between insurance companies.

IFRS 17 is effective for annual periods beginning on or after January 1, 2021. The Standard represents a fundamental change to current financial reporting and the implementation effort is expected to be significant. Early adoption of the standard is therefore not expected. An implementation project was started soon after the publication of the new Standard. Currently no choices have

Annual Report on Form 20-F 2017

154	Notes to the consolidated financial statements Note 2

been made as to the accounting policy options provided in IFRS 17, however, it is expected that the impact of the initial application on Aegon’s financial statements is significant.

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

In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:

◆	Control structure of the asset manager (i.e. whether an Aegon subsidiary);
◆	The investment constraints posed by investment mandate;
◆	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
◆	The governance structure, such as an independent board of directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
◆	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).

Annual Report on Form 20-F 2017

155	Notes to the consolidated financial statements Note 2

Exposure or rights to variability of returns can be the result of, for example:

◆	General account investment of Aegon;
◆	Aegon’s investments held for policyholder;
◆	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;
◆	Fees dependent on fund value (including, but not limited to, asset management fees); and
◆	Fees dependent on performance of the fund (including, but not limited to, performance fees).

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

Classification into or out of held for sale does not result in restating comparative amounts in the statement of financial position.

Annual Report on Form 20-F 2017

156	Notes to the consolidated financial statements Note 2

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

2.4 Segment reporting

Reporting segments and segment measures are explained and disclosed in note 5 Segment information.

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums, revenues or the expected gross profit margins. The amortization period and pattern are reviewed at each reporting date; any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with deferred policy acquisition costs (DPAC) where appropriate, is assessed for recoverability using aggregation levels on a geographical jurisdiction basis or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. The portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period, for more details refer to 2.19.f Liability adequacy testing.

Annual Report on Form 20-F 2017

157	Notes to the consolidated financial statements Note 2

When unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, VOBA is adjusted to equal the effect that the realization of the gains or losses (through a sale or impairment) would have had on VOBA. The adjustment is recognized directly in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed.

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

Annual Report on Form 20-F 2017

158	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

159	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

160	Notes to the consolidated financial statements Note 2

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

Net investment hedges

Net investment hedges are hedges of currency exposures on a net investment in a foreign operation. To the extent that the hedge is effective, the change in the fair value of the hedging instrument is recognized in the net foreign investment hedging reserve in shareholders’ equity. Any ineffectiveness is recognized in the income statement. The amount in shareholders’ equity is released to the income statement when the foreign operation is disposed of.

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

Annual Report on Form 20-F 2017

161	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

162	Notes to the consolidated financial statements Note 2

DPAC are deferred to the extent that they are recoverable and are subsequently amortized based on factors such as expected gross profit margins. For products sold in the United States with amortization based on expected gross profit margins or revenues, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, morbidity and lapse assumptions, maintenance expenses and expected inflation rates.

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

For products sold in the United States, when unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, DPAC is adjusted to equal the effect that the realization of the gains or losses (through sale or impairment) would have had on its measurement. This is recognized directly in the related revaluation reserve in shareholders’ equity.

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

Annual Report on Form 20-F 2017

163	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

164	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

165	Notes to the consolidated financial statements Note 2

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

2.19 Insurance contracts

Insurance contracts are accounted for under IFRS 4 Insurance Contracts. In accordance with this standard, Aegon continues to apply the existing accounting policies that were applied prior to the adoption of IFRS with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. Aegon applies, in general, non-uniform accounting policies for insurance liabilities and insurance related intangible assets to the extent that it was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between Aegon’s operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. At the time of IFRS adoption, Aegon was applying US GAAP for its United States operations whereas in the Netherlands and the United Kingdom, Aegon was applying Dutch Accounting Principles. Since adoption of IFRS, Aegon has considered new and amended standards in those GAAPs which have become effective subsequent to the date of transition to IFRS. If any changes are made to current accounting policies for insurance contracts, these will be in accordance with IFRS 4.

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

Annual Report on Form 20-F 2017

166	Notes to the consolidated financial statements Note 2

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

Terms and conditions, including participation features, are considered when establishing the insurance liabilities. Where the Group has discretion over the amount or timing of the bonuses distributed resulting from participation features, a liability is recognized equal to the amount that is available at the reporting date for future distribution to policyholders.

In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 2.19.c Embedded derivatives or, if bifurcated from the host contract, as described in note 2.9 Derivatives.

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

c. Embedded derivatives

Life insurance contracts may include derivative-like terms and conditions. With the exception of policyholder options to surrender the contract at a fixed amount, contractual features that are not closely related to the insurance contract and that do not themselves meet the definition of insurance contracts are accounted for as derivatives.

Guaranteed minimum benefits

Certain life insurance contracts, issued by the Group, contain guaranteed minimum benefits. Bifurcated guaranteed minimum benefits are classified as derivatives.

In the United States, the additional liability for guaranteed minimum benefits that are not bifurcated is determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are commonly based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In the Netherlands, an additional liability is established for guaranteed minimum investment returns on group pension plans with profit sharing and on traditional insurance contracts, with profit sharing based on an external interest index, that are not bifurcated. These guarantees are measured at fair value.

d. Shadow accounting

Shadow accounting allows that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or directly in shareholders’ equity in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance

Annual Report on Form 20-F 2017

167	Notes to the consolidated financial statements Note 2

liabilities, the corresponding adjustment is recognized through other comprehensive income in the revaluation reserve, together with the unrealized gain or loss.

Some profit sharing schemes issued by the Group entitle the policyholder to a bonus which is based on the actual total return on specific assets held. To the extent that the bonus relates to gains or losses on available-for-sale investments for which the unrealized gains or losses are recognized in the revaluation reserve in shareholders’ equity, shadow accounting is applied. This means that the increase in the liability is also charged to shareholders’ equity to offset the unrealized gains rather than to the income statement.

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

Annual Report on Form 20-F 2017

168	Notes to the consolidated financial statements Note 2

2.20 Investment contracts

Aegon conducts its operations through the following reporting segments:

Contracts issued by the Group that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts. Depending on whether the Group or the policyholder runs the risks associated with the investments allocated to the contract, the liabilities are classified as investment contracts or as investment contracts for account of policyholders. Investment contract liabilities are recognized when the contract is entered into and are derecognized when the contract expires, is discharged, cancelled or substantially modified.

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

Annual Report on Form 20-F 2017

169	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

170	Notes to the consolidated financial statements Note 2

Remeasurements of the net defined benefit liability (asset) comprise of:

◆	Actuarial gains and losses;
◆	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and
◆	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

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

The cost for long term incentive plans are recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately. For cash settled components (such as net settled component of long-term share-based plans) a liability will be recognized using the fair value of the equity settled award based on the elapsed portion of the vesting period. For modifications of the terms and conditions of equity-settled plans that result in those plans to be classified as cash-settled plans, the liability is recognized using the fair value measured at the modification date. The liability is remeasured at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

2.23 Deferred gains

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

2.24 Tax assets and liabilities

a. Current tax receivables and payables

Tax receivables and payables for current and prior periods are measured at the amount that is expected to be received from or paid to the taxation authorities and that reflects uncertainty to income taxes, if any. Measurement is done using the tax rates that have been enacted or substantively enacted by the reporting date.

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

Annual Report on Form 20-F 2017

171	Notes to the consolidated financial statements Note 2

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

Investment income also includes rental income due.

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

Annual Report on Form 20-F 2017

172	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20-F 2017

173	Notes to the consolidated financial statements Note 3

Events that are indicative of conditions that arose after the reporting date are disclosed, but do not result in an adjustment of the financial statements themselves.

3 Critical accounting estimates and judgment in applying accounting policies

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, deferred policy acquisition costs (please refer to paragraph 2.13), value of business acquired and other purchased intangible assets (please refer to paragraph 2.6), goodwill (please refer to paragraph 2.6), policyholder claims and benefits (please refer to paragraph 2.29), insurance guarantees (please refer to paragraph 2.19), pension plans (please refer to paragraph 2.22), income taxes (please refer to paragraph 2.24) and the potential effects of resolving litigation matters (please refer to paragraph 2.25). Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in shareholders’ equity.

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

Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender, lapse, and utilization rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship or mortality, allowance may be made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

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

Annual Report on Form 20-F 2017

174	Notes to the consolidated financial statements Note 3

is based on actual and estimates of future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Actuarial assumption and model updates

Assumptions are reviewed periodically, typically in the third quarter, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During 2017, Aegon implemented actuarial assumption and model updates resulting in a net EUR 276 million charge to income before tax (2016: EUR 118 million charge). Refer to note 5 Segment information for further details.

For the years 2015 through 2017, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. During the three year period, the long-term assumption for 10-year US Treasury yields was 4.25% and the uniform grading period was 10 years. The long term credit spread assumption on our most common corporate bonds is 114bps. The 90-day Treasury yield was 1.39%, 0.51% and 0.16% at December 31, 2017, 2016 and 2015, respectively. During 2016 and 2017 the 90-day Treasury yield was assumed to have a uniform grading over 10 years to 2.5%. In 2015, the 90-day Treasury yield was assumed to remain level for six months followed by a 9.5 year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 130 million (2016: EUR 158 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.7 billion at December 31, 2017 (2016: EUR 3.0 billion).

A relative increase of 10% to the mortality assumption was used, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 265 million (2016: EUR 223 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 78 million (2016: EUR 60 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 15 million (per assumption change) (2016: EUR 12 million).

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

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

◆	In the principal market for the asset or liability; or
◆	In the absence of a principal market, in the most advantageous market for the asset or liability.

Annual Report on Form 20-F 2017

175	Notes to the consolidated financial statements Note 4

Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

◆	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
◆	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
◆	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

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

An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The judgment as to whether a market is active may include, although not necessarily determinative, lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or it is determined that adjustments to transaction prices are necessary to measure the fair value of the instrument.

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

Annual Report on Form 20-F 2017

176	Notes to the consolidated financial statements Note 4

rates, credit, and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the

Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including asset liability management (ALM) processes and models and hedging programs (which are largely conducted via the use of financial derivative instruments). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk strategy.

Aegon operates a Derivative Use Policy to govern its usage of derivatives. This policy establishes the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, the policy stipulates necessary mitigation of credit risk created through derivatives management tools. For derivatives, counterparty credit risk is normally mitigated by requirements to post collateral via credit support annex agreements or through a central clearinghouse.

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

Concentration risk for financial risks are measured and managed at the following levels:

◆	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type to target desired risk balance and promote diversification across risk types;
◆	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and

Annual Report on Form 20-F 2017

177	Notes to the consolidated financial statements Note 4

◆	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.

Moreover, concentration of financial risks are measured in Aegon business planning cycle. As part of business planning, the resilience of Aegon’s business strategy is tested in several extreme event scenarios. In the Adverse Financial scenario, financial markets are stressed without assuming diversification across different market factors. Within the projection certain management actions may be implemented when management deems this necessary.

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

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2017	2016	2015
Net income
Americas (in USD)	1,762	618	(261)
The Netherlands (in EUR)	818	418	753
United Kingdom (in GBP)	71	(346)	(674)
Central & Eastern Europe (in EUR)	57	19	24
Spain & Portugal (in EUR)	(2)	(2)	22
Asia (in USD)	6	(14)	(33)
Asset Management (in EUR)	48	97	121

Equity in functional currency
Americas (in USD)	17,712	17,103	17,609
The Netherlands (in EUR)	6,558	5,101	5,263
United Kingdom (in GBP)	1,905	1,845	2,981
Central & Eastern Europe (in EUR)	402	378	396
Spain & Portugal (in EUR)	433	451	464
Asia (in USD)	1,169	1,281	674
Asset Management (in EUR)	397	422	444

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2017	2016	2015	2014	2013
USD	1.20	1.05	1.09	1.21	1.38
GBP	0.89	0.85	0.74	0.78	0.83

Annual Report on Form 20-F 2017

178	Notes to the consolidated financial statements Note 4

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of currency exchange rates 1)	Estimated approximate effects on net income 2)	Estimated approximate effects on shareholders’ equity
2017
Increase by 15% of USD currencies relative to the euro	260	2,159
Increase by 15% of GBP currencies relative to the euro	21	321
Increase by 15% of non-euro currencies relative to the euro	265	2,598
Decrease by 15% of USD currencies relative to the euro	(189)	(1,566)
Decrease by 15% of GBP currencies relative to the euro	(16)	(216)
Decrease by 15% of non-euro currencies relative to the euro	(184)	(1,868)

2016
Increase by 15% of USD currencies relative to the euro	87	2,179
Increase by 15% of GBP currencies relative to the euro	(3)	259
Increase by 15% of non-euro currencies relative to the euro	79	2,537
Decrease by 15% of USD currencies relative to the euro	(61)	(1,558)
Decrease by 15% of GBP currencies relative to the euro	(55)	(170)
Decrease by 15% of non-euro currencies relative to the euro	(110)	(1,794)
[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.
[2]	For the sensitivity analysis the book loss of the UK annuity portfolio in 2016 has been excluded.

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

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income.

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

Aegon manages interest rate risk closely, taking into account all of the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. Aegon operates an Interest Rate Risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy. A detailed description on the use of derivatives within Aegon is included in note 25 Derivatives.

Annual Report on Form 20-F 2017

179	Notes to the consolidated financial statements Note 4

The following table shows interest rates at the end of each of the last five years.

	2017		2016		2015		2014	2013
3-month US LIBOR	1.69%		1.00%		0.61%		0.26%	0.25%
3-month EURIBOR	(0.33%	)	(0.32%	)	(0.13%	)	0.08%	0.29%
10-year US Treasury	2.41%		2.43%		2.27%		2.17%	3.03%
10-year Dutch government	0.53%		0.35%		0.79%		0.68%	2.23%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curves on net income and shareholders’ equity arising from the impact on general account investments and offset due to liabilities from insurance and investment contracts. In general, increases in interest rates are beneficial to Aegon. However, timing and valuation differences between assets and liabilities may cause short-term reductions in net income as rates rise. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains could become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. The short to medium term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, higher interest rates are not considered a long-term risk to the Group. However, a long sustained period of low interest rates will erode net income due to lower returns earned on reinvestments and due to lower long term returns from decreased overall portfolio yields.

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2017
Shift up 100 basis points	(282)	(2,620)
Shift down 100 basis points	200	2,160
2016
Shift up 100 basis points	364	(2,257)
Shift down 100 basis points	(300)	2,020

The estimated effect on net income due to movements of the yield curve has increased compared to 2016 due to changes in the hedging strategy on guarantee provisions by Aegon the Netherlands. The hedge strategy targets minimal mismatch according to the Aegon economic framework which aligns with Solvency II Own Funds and stabilize Solvency II ratio volatility. The IFRS impact of the changed hedge strategy has led to increased sensitivity of net income.

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

Annual Report on Form 20-F 2017

180	Notes to the consolidated financial statements Note 4

2017	Maximum exposure to credit risk	Cash	Secu- rities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collateral- ization)	Net exposure
Debt securities - carried at fair value	84,344	-	-	242	-	-	-	242	-	84,102
Debt securities - carried at amortized cost	-	-	-	14	-	-	-	14	-	(14)
Money market and other short-term investments - carried at fair value	6,809	-	719	-	-	-	-	719	25	6,115
Mortgage loans - carried at amortized cost	33,562	2,437	-	379	49,756	-	-	52,573	19,271	260
Private loans - carried at amortized cost	3,642	79	-	-	-	-	-	79	-	3,563
Other loans - carried at amortized cost	2,164	-	-	-	-	-	1,886	1,886	1,195	1,473
Other financial assets - carried at fair value	2,586	-	-	-	-	-	-	-	-	2,586
Derivatives	5,563	647	56	29	-	4,867	-	5,599	85	48
Reinsurance assets	19,200	-	4,395	137	-	-	-	4,532	-	14,667
At December 31	157,869	3,163	5,171	801	49,756	4,867	1,886	65,644	20,576	112,800

2016	Maximum exposure to credit risk	Cash	Securi- ties	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collateral- ization)	Net exposure
Debt securities - carried at fair value	103,169	-	-	392	-	-	-	392	-	102,777
Money market and other short-term investments - carried at fair value	7,093	-	815	-	-	-	-	815	27	6,306
Mortgage loans - carried at amortized cost	33,696	2,319	-	760	49,448	-	-	52,527	19,198	366
Private loans - carried at amortized cost	3,166	67	-	-	-	-	-	67	-	3,099
Other loans - carried at amortized cost	2,441	-	-	-	-	-	2,197	2,197	1,326	1,570
Other financial assets - carried at fair value	3,425	-	-	-	-	-	-	-	-	3,425
Derivatives	7,916	1,606	407	-	-	5,841	-	7,855	47	109
Reinsurance assets	11,206	-	5,064	171	-	-	-	5,235	-	5,971
At December 31	172,113	3,992	6,287	1,322	49,448	5,841	2,197	69,087	20,598	123,623

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

Annual Report on Form 20-F 2017

181	Notes to the consolidated financial statements Note 4

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

A substantial part of Aegon’s Dutch residential mortgage loan portfolio benefits from guarantees by a Dutch government-backed trust (Stichting Waarborgfonds Eigen Woning) through the Dutch Mortgage loan Guarantee program (NHG). With exception of NHG-backed mortgage loans originated after January 1, 2014, for which a 10% lender-incurred haircut applies on realized losses on each defaulted loan, these guarantees cover all principal losses, missed interest payments and foreclosure costs incurred upon termination and settlement of defaulted mortgage loans when lender-specific terms and conditions of the guarantee are met. When not fully met, the trust may pay claims in part or in full, depending on the severity of the breach of terms and conditions. For each specific loan, the guarantee amortizes in line with an equivalent annuity mortgage loan. When the remaining loan balance at default does not exceed the amortized guarantee, it covers the full loss under its terms and conditions. Any loan balance in excess of this decreasing guarantee profile serves as a first loss position for the lender.

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

Annual Report on Form 20-F 2017

182	Notes to the consolidated financial statements Note 4

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

At December 31, 2017 there was no violations of the Credit Name Limit Policy at Group level. At December 31, 2016 there were two violations of the Credit Name Limit Policy at Group level. These violations have been resolved in 2017 by reducing the exposure of one and by approving an exemption for the other.

At December 31, 2017 Aegon’s largest corporate credit exposures are to Wilton Re Holdings Ltd, American United Mutual Insurance, Barclays and Citigroup. Aegon had large government exposures, the largest being in the USA, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon group level long-term counterparty exposure limits are as follows:

Group limits per credit rating
Amounts in EUR million	2017	2016
AAA	900	900
AA	900	900
A	675	675
BBB	450	450
BB	250	250
B	125	125
CCC or lower	50	50

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

Annual Report on Form 20-F 2017

183	Notes to the consolidated financial statements Note 4

	Americas		The Netherlands		United Kingdom		Central & Eastern Europe		Spain & Portugal
Credit rating general account investments, excluding reinsurance assets 2017	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
AAA	958	18,935	1,658	12,727	-	137	-	1	-	9
AA	2,693	3,353	85	5,449	-	1,139	-	5	-	48
A	2,905	18,684	56	3,186	-	449	8	126	55	167
BBB	330	16,822	941	1,267	-	78	3	495	(3)	401
BB	18	1,567	18	22	-	9	72	92	-	20
B	-	1,162	-	-	-	-	2	1	-	-
CCC or lower	-	793	-	3	-	-	-	-	-	-
Assets not rated	1,892	2,797	27,133	3,770	-	219	107	55	2	6
Total	8,796	64,114	29,890	26,425	-	2,031	193	775	54	651
Past due and / or impaired assets	35	1,145	299	41	-	-	82	1	-	-
At December 31	8,831	65,259	30,189	26,467	-	2,031	275	777	54	651

	Asia		Asset Management		Total 2017 1)
Credit rating general account investments, excluding reinsurance assets 2017	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
AAA	-	985	-	144	2,616	32,960	35,575
AA	-	340	-	-	2,778	10,334	13,111
A	-	1,775	-	-	3,024	24,399	27,423
BBB	-	1,920	-	-	1,271	20,983	22,254
BB	-	140	-	1	107	1,852	1,959
B	-	117	-	4	2	1,284	1,287
CCC or lower	-	23	-	4	-	823	823
Assets not rated	6	1	-	4	29,154	7,011	36,165
Total	6	5,300	-	157	38,951	99,645	138,597
Past due and / or impaired assets	-	20	-	-	416	1,207	1,624
At December 31	6	5,320	-	157	39,368	100,853	140,221

[1]	Includes investments of Holding and other activities.

	Americas		The Netherlands		United Kingdom		Central & Eastern Europe		Spain & Portugal
Credit rating general account investments, excluding reinsurance assets 2016	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
AAA	1,560	21,580	1,628	13,020	-	171	-	2	-	12
AA	3,214	6,102	86	6,011	-	1,158	-	1	-	58
A	3,281	25,147	12	3,397	-	549	8	116	48	157
BBB	481	21,461	850	2,402	-	85	20	433	(6)	436
BB	70	1,964	18	107	-	90	56	80	-	18
B	-	1,207	-	10	-	2	4	1	-	3
CCC or lower	-	1,049	-	-	-	-	-	-	-	-
Assets not rated	2,196	3,847	25,133	4,792	-	215	111	44	3	3
Total	10,802	82,357	27,727	29,740	-	2,269	201	676	45	687
Past due and / or impaired assets	17	1,397	390	77	-	-	102	2	-	-
At December 31	10,820	83,755	28,117	29,817	-	2,269	303	678	45	687

Annual Report on Form 20-F 2017

184	Notes to the consolidated financial statements Note 4

	Asia		Asset Management			Total 2016 1)
Credit rating general account investments, excluding reinsurance assets 2016	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
AAA	-	950	-	-	3,189	35,758	38,946
AA	-	402	-	-	3,300	13,731	17,032
A	-	1,823	-	-	3,349	31,204	34,553
BBB	-	1,904	-	-	1,346	26,721	28,067
BB	-	132	-	-	145	2,391	2,536
B	-	57	-	-	5	1,279	1,284
CCC or lower	-	28	-	-	-	1,078	1,078
Assets not rated	18	-	-	90	27,460	9,267	36,727
Total	18	5,297	-	90	38,793	121,429	160,222
Past due and / or impaired assets	-	13	-	-	510	1,489	1,999
At December 31	18	5,310	-	90	39,303	122,918	162,221

[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2017	Carrying value 2016
AAA	-	7
AA	13,379	7,724
A	5,242	3,120
Below A	24	18
Not rated	555	338
At December 31	19,200	11,206

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities
(RMBSs)	3,025	556	17	-	-	57	-	3,655	1,022
Commercial mortgage-backed securities
(CMBSs)	3,375	28	146	-	-	537	-	4,086	10
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	751	1,529	-	-	-	47	-	2,327	3
ABSs – Other	1,688	270	88	-	1	331	-	2,378	35
Financial - Banking	6,525	1,440	124	102	104	730	-	9,026	3
Financial - Other	9,028	212	58	3	114	498	137	10,069	4
Industrial	21,975	1,726	255	7	129	2,344	-	26,435	62
Utility	3,386	119	65	3	45	309	-	3,927	-
Government bonds	11,319	15,531	1,060	603	253	466	17	29,249	14
At December 31	61,073	21,411	1,812	718	646	5,319	153	91,153	1,154

[1]	Includes investments of Holding and other activities.

Annual Report on Form 20-F 2017

185	Notes to the consolidated financial statements Note 4

Credit risk concentrations – Government bonds per country of risk 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Total 2017 1)
United States	10,501	32	-	-	-	372	-	10,906
Netherlands	-	5,777	-	-	4	-	-	5,781
United Kingdom	-	-	946	1	-	-	17	964
Austria	-	1,154	-	-	4	-	-	1,158
Belgium	-	1,065	23	-	6	-	-	1,094
Finland	-	938	-	-	-	-	-	938
France	-	1,216	34	-	5	-	-	1,255
Germany	-	4,233	28	-	-	-	-	4,261
Hungary	3	-	-	402	-	-	-	405
Luxembourg	-	785	-	-	1	-	-	786
Spain	-	89	-	2	203	-	-	294
Rest of Europe	133	205	-	198	16	17	-	568
Rest of world	652	36	29	-	14	77	-	809
Supranational	30	-	-	-	-	-	-	30
At December 31	11,319	15,531	1,060	603	253	466	17	29,249

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2017 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2017 1)
AAA	21,855	792	7,102	3,157	32,906
AA	5,462	2,879	1,700	-	10,040
A	311	20,765	1,443	-	22,520
BBB	1,198	19,045	396	6	20,646
BB	269	1,395	178	-	1,842
B	152	1,011	111	-	1,273
CCC or lower	2	309	1,516	-	1,828
Assets not rated	-	3	-	95	98
At December 31	29,249	46,199	12,446	3,258	91,153

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – debt securities and money market investments 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities
(RMBSs)	3,583	649	19	-	-	80	-	4,331	1,267
Commercial mortgage-backed securities
(CMBSs)	5,340	44	195	-	-	576	-	6,155	8
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,066	2,437	-	-	-	29	-	3,532	7
ABSs – Other	2,324	276	97	-	1	373	-	3,072	36
Financial - Banking	8,457	1,194	157	67	110	800	-	10,785	4
Financial - Other	10,487	282	118	6	120	465	87	11,588	-
Industrial	29,364	2,824	332	7	126	2,367	-	35,020	65
Utility	4,704	392	67	3	43	280	-	5,490	7
Government bonds	12,406	15,642	1,068	553	282	339	-	30,289	4
At December 31	77,730	23,741	2,054	636	683	5,310	87	110,262	1,399

[1]	Includes investments of Holding and other activities.

Annual Report on Form 20-F 2017

186	Notes to the consolidated financial statements Note 4

Credit risk concentrations – Government bonds per country of risk 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)
United States	11,738	22	-	-	-	300	-	12,060
Netherlands	-	5,374	-	-	4	-	-	5,378
United Kingdom	-	-	948	2	-	-	-	949
Austria	-	1,171	-	-	4	-	-	1,175
Belgium	-	1,119	25	-	7	-	-	1,151
Finland	-	935	-	-	-	-	-	935
France	-	1,356	36	-	5	-	-	1,397
Germany	-	4,138	29	-	-	-	-	4,167
Hungary	4	-	-	360	-	-	-	364
Luxembourg	-	872	-	-	4	-	-	876
Spain	-	112	-	2	221	-	-	335
Rest of Europe	118	484	-	189	18	-	-	808
Rest of world	506	59	30	-	20	39	-	654
Supranational	40	-	-	-	-	-	-	40
At December 31	12,406	15,642	1,068	553	282	339	-	30,289

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2016 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2016 1)
AAA	22,620	912	9,809	2,362	35,704
AA	5,682	4,835	2,645	-	13,161
A	569	26,291	1,740	-	28,599
BBB	1,166	24,662	540	3	26,370
BB	158	1,943	274	-	2,376
B	91	1,023	145	-	1,260
CCC or lower	4	386	1,937	-	2,326
Assets not rated	-	4	-	462	466
At December 31	30,289	60,055	17,090	2,827	110,262

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – mortgage loans 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 1)	Of which past due and / or impaired assets
Agricultural	77	-	-	-	-	-	-	77	8
Apartment	3,371	-	-	-	-	-	-	3,371	-
Industrial	631	-	-	-	-	-	-	631	7
Office	1,226	-	-	-	-	-	-	1,226	-
Retail	1,375	11	-	-	-	-	-	1,385	19
Other commercial	256	38	-	-	-	-	-	294	2
Residential	16	26,384	-	176	1	-	-	26,578	343
At December 31	6,951	26,434	-	176	1	-	-	33,562	379

[1]	Includes investments of Holding and other activities.

Annual Report on Form 20-F 2017

187	Notes to the consolidated financial statements Note 4

Credit risk concentrations – mortgage loans 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)	Of which past due and / or impaired assets
Agricultural	101	-	-	-	-	-	-	101	11
Apartment	3,525	-	-	-	-	-	-	3,525	-
Industrial	838	-	-	-	-	-	-	838	-
Office	1,869	1	-	-	-	-	-	1,869	1
Retail	1,889	12	-	-	-	-	-	1,901	5
Other commercial	397	41	-	-	-	-	-	438	-
Residential	23	24,793	-	207	1	-	-	25,023	448
At December 31	8,641	24,847	-	207	1	-	-	33,696	464

[1]	Includes investments of Holding and other activities.

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2017, amounted to EUR 7,132 million (2016: EUR 8,789 million). The loan to value (LTV) amounted to approximately 55% (2016: 54%). Of the portfolio 0.06% (2016: nil) is in delinquency (defined as 60 days in arrears). In 2017, Aegon Americas recognized EUR 19 million impairments (net of recoveries) (2016: nil) on this portfolio. In 2017, Aegon Americas foreclosed upon, or recovered no amount of real estate (2016: EUR 15 million). The 2017 additional impairments associated with these loans at the time of foreclosure amounted to EUR 0.2 million (2016: EUR 2 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2017, amounted to EUR 30,926 million (2016: EUR 29,479 million). The LTV amounted to approximately 76% (2016: 83%). A significant part of the portfolio 51% (2016: 57%) is government guaranteed. Of the portfolio, 0.2% (2016: 0.4%) is in delinquency (defined as 60 days in arrears). Impairments in 2017 amounted to EUR 8 million (2016: EUR 5 million release). During the last ten years defaults of the portfolio have been 5 basis points on average.

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

Annual Report on Form 20-F 2017

188	Notes to the consolidated financial statements Note 4

			Total income 2017	December 31, 2017
2017	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	174	95	269	3,655
Commercial mortgage-backed securities	159	53	212	4,086
Asset-backed securities	56	26	82	2,327
ABSs - Other	87	71	158	2,378
Total	476	245	721	12,446

			Total income 2016	December 31, 2016
2016	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	215	61	276	4,331
Commercial mortgage-backed securities	191	28	219	6,155
Asset-backed securities	64	12	75	3,532
ABSs - Other	85	7	92	3,072
Total	555	107	662	17,090

Monoline insurers

EUR 264 million (2016: EUR 413 million) of the bonds in Aegon USA’s and Asia’s portfolios are insured by Monoline insurers.

An insolvency by one of the Monolines could create significant market price volatility for the affected holdings. Of the EUR 264 million indirect exposure on the Monoline insurers, 31% relates to Municipal Bond Insurance Association, Inc. (MBIA), 13% to Ambac Financial Group, inc. (AMBAC), and 43% to Assured Guaranty Corporation (AGC) (2016: 37% related to MBIA, 14% to AMBAC, and 39% to AGC).

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2017, and December 31, 2016

2017	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	8,011	936	(101)	8,846	6,805	2,041
Dutch government	4,799	992	(11)	5,781	4,885	896
Other government	11,746	838	(17)	12,568	11,501	1,067
Mortgage-backed securities	7,326	424	(56)	7,694	5,569	2,126
Asset-backed securities	4,624	92	(17)	4,698	3,878	820
Corporate	37,168	3,663	(218)	40,613	34,945	5,668
Money market investments	6,690	-	-	6,690	5,642	1,048
Other	765	98	(73)	791	597	193
Total	81,130	7,043	(493)	87,681	73,822	13,858

Of which held by Aegon Americas, NL and UK	74,672	6,665	(464)	80,873	68,385	12,488

Annual Report on Form 20-F 2017

189	Notes to the consolidated financial statements Note 4

2016	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	11,452	882	(343)	11,990	7,012	4,979
Dutch government	4,164	1,215	(5)	5,374	5,286	87
Other government	11,788	1,096	(20)	12,865	12,278	586
Mortgage-backed securities	10,099	453	(156)	10,396	6,543	3,853
Asset-backed securities	6,568	88	(64)	6,592	4,192	2,399
Corporate	50,431	4,073	(668)	53,837	42,361	11,476
Money market investments	6,776	-	-	6,776	6,758	18
Other	1,019	228	(41)	1,206	1,168	38
Total	102,298	8,035	(1,297)	109,036	85,599	23,436

Of which held by Aegon Americas, NL and UK	95,806	7,739	(1,217)	102,329	81,335	20,993

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2017, and December 31, 2016, is presented in the following table:

	December 31, 2017		December 31, 2016
Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	732	(30)	1,588	(83)
Commercial mortgage-backed securities (CMBSs)	1,140	(22)	2,027	(67)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp.bonds, Bank loans	87	(2)	958	(11)
ABSs - Other	603	(13)	1,130	(43)
Financial Industry - Banking	663	(39)	1,679	(135)
Financial Industry - Insurance	231	(7)	554	(34)
Financial Industry - Other	1,411	(10)	618	(28)
Industrial	3,330	(132)	6,216	(369)
Utility	375	(14)	836	(45)
Government	3,722	(123)	5,349	(361)
Other	193	(73)	38	(41)
Total held by Aegon Americas, NL and UK	12,488	(464)	20,993	(1,217)
Held by other segments	1,371	(29)	2,443	(80)

Total	13,858	(493)	23,436	(1,297)

As of December 31, 2017, there are EUR 6,665 million (December 31, 2016: EUR 7,739 million) of gross unrealized gains and EUR 464 million (December 31, 2016: EUR 1,217 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. Two issuers each represent more than 4% of the total unrealized loss position. The unrealized loss relates to securities issued by the government of the United States of America and Belfius Bank.

Financial and credit market conditions were stronger during 2017. Developed-world growth showed continued signs of acceleration, allowing policy makers to slow or even reverse accommodative credit market conditions. Emerging Market economies have stabilized and improved somewhat with more stable commodities prices. Global equity markets produced very strong returns. The US dollar weakened after strengthening significantly in 2016. The US Federal Reserve tightened the Fed Funds rate by 50 basis points in the first half of 2017, and by another 25 basis points in December, reflecting strong labor market conditions. Long-term US Treasury rates, after rising sharply late in 2016, fell very modestly. Corporate default rates remained low due to readily available access to funding and to healthy corporate balance sheet fundamentals. Credit spreads tightened. Oil prices rose slightly, after having weakened in the first half of 2017. Tighter credit spreads and lower US treasury rates increased the market values of fixed income holdings.

Annual Report on Form 20-F 2017

190	Notes to the consolidated financial statements Note 4

The Eurozone has experienced a period of strong growth. Consumption was supported by the rapid decline in unemployment, while investments grew strongly due to a supportive global economic backdrop. Spain and Germany were the fastest growing large economies. Inflation pressures were again absent. Wage growth did pick up slightly, but not enough to push inflation above the target of the European Central Bank. The central bank therefore maintained its accommodative stance, but did decide to taper its purchase program further from EUR 60 billion to EUR 30 billion per month. Growth in the UK slowed down, due to uncertainty surrounding Brexit. The French elections resulted in a victory for Mr. Macron, who is likely to pursue a pro-European course. Catalonian politicians tried to gain independence from Spain via a referendum. However, so far their efforts did not result in more autonomy. Italy reformed its electoral law and announced to hold elections in March 2018. The UK triggered Article 50 in March which set the Brexit negotiation process in motion. Prime minister May called early elections soon afterward, in which she wasn’t able to achieve her desired majority. At the end of the year, the EU and the UK managed to agree on a deal covering citizen’s rights, the Irish border and the financial settlement. This allowed the negotiations to proceed to the next stage, which will mainly cover a transition period and a trade agreement.

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

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,557 million (December 31, 2016: EUR 4,162 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 2,985 million (December 31, 2016: EUR 3,494 million) is held by Aegon Americas, EUR 556 million (December 31, 2016: EUR 649 million) by Aegon the Netherlands, and EUR 17 million (December 31, 2016: EUR 19 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale (AFS) portfolio.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,025	270	-	-	-	1,295	1,298
Prime jumbo	-	-	-	5	124	130	136
Alt-A	-	33	20	8	277	337	437
Negative amortization floaters	-	-	-	-	502	502	584
Other housing	-	9	17	30	397	453	530
At December 31, 2017	1,025	312	37	43	1,300	2,717	2,985

Of which insured	-	-	24	5	146	175	166

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	771	500	-	-	-	1,272	1,271
Prime jumbo	-	1	1	11	170	182	194
Alt-A	-	39	27	11	403	479	572
Negative amortization floaters	-	-	-	1	679	679	712
Other housing	-	50	71	43	519	683	745
At December 31, 2016	771	589	98	65	1,771	3,295	3,494

Of which insured	-	-	43	8	203	254	237

Annual Report on Form 20-F 2017

191	Notes to the consolidated financial statements Note 4

A significant part of Aegon USA’s RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon USA has investments in RMBS of EUR 40 million (December 31, 2016: EUR 89 million), which are classified as fair value through profit or loss.

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

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 29% with a weighted average of approximately 5.5% (December 31, 2016: 4.6%), assumed defaults on delinquent loans range from 51% to 88% with a weighted average of approximately 77.6% (December 31, 2016: 79.4%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 24% to 75%, with a weighted average of approximately 58.3% (December 31, 2016: 57.6%).

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

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 30 million (December 31, 2016: 83 million), of which EUR 29 million (December 31, 2016: EUR 78 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS was EUR 284 million (December 31, 2016: EUR 210 million), including a EUR 268 million (December 31, 2016: EUR 199 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States continues to be robust, evidenced by rising home prices and strong sales volume although the pace of improvement is slowing compared to initial post-financial crisis years. The housing market is still benefiting from improving employment, historically low inventory, rising household formation rates, income growth, and modest credit easing. This is manifesting itself in lower borrower delinquencies, increased recoveries upon liquidation, and shorter timelines to sell properties. These factors have contributed to continued credit spread tightening across the asset class.

The housing market showed further improvement in Europe in 2017. Housing prices rose and affordability remained high. Economic growth continues to pick up and supports the positive trend in the labour market. This is clearly beneficial for consumer risk in general and retail mortgages in particular. A general theme in Europe is that mostly legacy collateral gets securitised, while a large part of the funding for new origination is obtained outside the structured credit market. As a result the underlying collateral in most of our holdings is deleveraging, loan-to-values decline and prepayment speeds are increasing. The improving fundamentals, the deleveraging of the collateral, the negative net supply (together with increasing demand) and the shortening of our ABS holdings resulted in tightening of credit spreads.

Annual Report on Form 20-F 2017

192	Notes to the consolidated financial statements Note 4

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s available-for-sale (AFS) RMBS instruments were determined as follows:

	Level II	Level III	Total 2017	Level II	Level III	Total 2016
RMBS	2,931	54	2,985	3,419	75	3,494

Commercial mortgage-backed securities

As of December, 31, 2017, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,549 million (December 31, 2016: EUR 5,579 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,375 million (December 31, 2016: EUR 5,340 million) is held by Aegon USA, EUR 146 million (December 31, 2016: EUR 195 million) by Aegon UK and EUR 28 million (December 31, 2016: EUR 44 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 22 million as of December 31, 2017 (December 31, 2016: EUR 67 million). The total net unrealized gain on the available-for-sale CMBS as of December 31, 2017, is EUR 81 million (December 31, 2016: EUR 87 million), of which EUR 36 million (December 31, 2016: EUR 34 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 44 million. CMBS fundamentals remain supportive with commercial property prices above their prior peak. Commercial real estate valuation increases have slowed. The delinquency rate has started to fall as loan resolutions outpace new defaults and positive net supply increases the total outstanding balance. Liquidity remains reasonable for the CMBS market; however, credit spreads on legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon USA’s available-for-sale (AFS) CMBS portfolio. Additionally, Aegon USA has no investments in CMBS (December 31, 2016: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,626	559	63	3	84	3,335	3,372
CMBS and CRE CDOs	-	-	-	-	4	4	3
At December 31, 2017	2,626	559	63	3	88	3,339	3,375

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,295	688	141	73	105	5,301	5,337
CMBS and CRE CDOs	-	-	-	-	5	5	3
At December 31, 2016	4,295	688	141	73	110	5,306	5,340

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

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2017.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

Annual Report on Form 20-F 2017

193	Notes to the consolidated financial statements Note 4

The fair values of Aegon USA’s available-for-sale (AFS) CMBS instruments were determined as follows:

	Level II	Level III	Total 2017	Level II	Level III	Total 2016
CMBS	3,372	3	3,375	5,337	3	5,340

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 4,314 million (December 31, 2016: EUR 6,188 million) of AFS ABS instruments of which EUR 2,429 million (December 31, 2016: EUR 3,377 million) is held by Aegon USA, EUR 1,799 million (December 31, 2016: EUR 2,714 million) by Aegon the Netherlands and EUR 88 million (December 31, 2016 EUR 97 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 10 million (December 31, 2016: EUR 13 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 15 million as of December 31, 2017 (December 31, 2016: EUR 54 million). Aegon USA has EUR 12 million (December 31, 2016: EUR 44 million) of this gross unrealized loss and Aegon the Netherlands EUR 2 million (December 31, 2016: EUR 10 million). In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting tighter credit spreads over the course of the year. During 2017, the European ABS spreads tightened considerably on the backdrop of a benign macro environment. The majority of European ABS sectors is now trading at their tightest levels since the financial crisis. The more basic sectors are slowly approaching their all-time lows helped by very low issuance volumes and the support of the European Central Bank asset backed securities purchase program. Due to the ample liquidity provided through the different programs of the Central Banks issuance levels for European ABS will remain subdued and in combination with further improving fundamentals this leads to continued downward pressure on spreads going forward.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	170	19	-	30	-	219	229
Autos	226	-	64	2	-	292	292
Small business loans	-	-	3	6	62	70	74
CDOs backed by ABS, Corp. bonds, Bank loans	1,467	407	224	120	46	2,265	2,281
Other ABS	494	76	738	81	6	1,395	1,438
At December 31, 2017	2,357	503	1,029	238	114	4,242	4,314

ABS US, NL and UK	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	482	28	35	30	-	575	589
Autos	277	9	46	42	-	375	374
Small business loans	-	1	7	6	104	118	116
CDOs backed by ABS, Corp. bonds, Bank loans	2,108	790	368	134	94	3,493	3,504
Other ABS	627	165	697	85	22	1,596	1,606
At December 31, 2016	3,495	992	1,153	296	220	6,156	6,188

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands and Aegon UK available-for-sale (AFS) ABS instruments were determined as follows:

Annual Report on Form 20-F 2017

194	Notes to the consolidated financial statements Note 4

Corporate - Financial sector

The Corporate - Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial - Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

	Level II	Level III	Total 2017	Level II	Level III	Total 2016
ABSs	3,411	903	4,314	4,880	1,309	6,188

Corporate - Financial sector - Banking sub-sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 6,793 million (December 31, 2016: EUR 8,527 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 39 million (December 31, 2016: EUR 135 million) and the net unrealized gain on these bonds amounted to EUR 323 million (December 31, 2016: EUR 188 million).

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

Within the Banking sub-sector, Aegon holds EUR 629 million (December 31, 2016: EUR 750 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 10 million (December 31, 2016: EUR 93 million).

There are no individual issuers rated below investment grade in the Banking sub-sector which have unrealized losses greater than EUR 25 million.

Government bonds

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market government bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2017.

There are no individual issuers rated below investment grade in the government sector which have unrealized loss positions greater than EUR 25 million.

Annual Report on Form 20-F 2017

195	Notes to the consolidated financial statements Note 4

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2017		December 31, 2016
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	466	(6)	742	(13)
Over 1 through 5 years	1,937	(31)	2,444	(73)
Over 5 through 10 years	4,580	(95)	6,097	(197)
Over 10 years	4,263	(258)	11,656	(892)
Total	11,246	(391)	20,938	(1,176)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	December 31, 2017		December 31, 2016
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	4,924	(135)	8,536	(422)
AA	1,037	(17)	1,581	(48)
A	1,775	(45)	3,599	(154)
BBB	2,339	(70)	5,249	(288)
BB	507	(39)	920	(128)
B	323	(32)	345	(40)
Below B	341	(54)	706	(96)
Total	11,246	(391)	20,938	(1,176)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.
	At December 31, 2017
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,106	485	(46)	(15)
6 – 12 months	1,479	62	(9)	(5)
> 12 months	4,490	624	(211)	(105)
Total	10,076	1,171	(266)	(125)

	At December 31, 2016
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	14,848	587	(635)	(30)
6 – 12 months	190	198	(6)	(20)
> 12 months	3,929	1,186	(270)	(213)
Total	18,966	1,971	(912)	(263)

The unrealized loss improved during 2017 due to tightening credit spreads and declining long term interest rates, which was offset slightly by rising short term interest rates.

Annual Report on Form 20-F 2017

196	Notes to the consolidated financial statements Note 4

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

		2017		2016
Aging and severity unrealized losses debt securities	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	482	(13)	585	(27)
CV 40-70% of amortized cost	3	(2)	2	(2)
CV < 40% of amortized cost	-	-	1	(2)
0-6 months	485	(15)	587	(30)

CV 70-100% of amortized cost	62	(5)	196	(18)
CV 40-70% of amortized cost	-	-	3	(2)
CV < 40% of amortized cost	-	-	-	-
6-12 months	62	(5)	198	(20)

CV 70-100% of amortized cost	67	(10)	475	(55)
CV 40-70% of amortized cost	8	(4)	3	(2)
CV < 40% of amortized cost	-	-	-	(3)
12-24 months	75	(13)	478	(60)

CV 70-100% of amortized cost	511	(63)	582	(71)
CV 40-70% of amortized cost	30	(16)	119	(67)
CV < 40% of amortized cost	8	(12)	7	(15)
> 24 months	549	(92)	708	(153)
Total	1,171	(125)	1,971	(263)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the twelve months ended December 31, 2017, and December 31, 2016. Gross realised gains in 2017 decreased compared to 2016 due to the sale of the UK annuity portfolio in 2016.

Gross realized gains and (losses)	Gross realized gains	Gross realized losses
December 31, 2017
Debt securities	1,876	(173)

December 31, 2016
Debt securities	2,257	(323)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 -12 months	>12 months	Total
December 31, 2017
Debt securities	(137)	(36)	(173)

December 31, 2016
Debt securities	(221)	(103)	(323)

Annual Report on Form 20-F 2017

197	Notes to the consolidated financial statements Note 4

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended December 31, 2017, and December 31, 2016, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2017	2016
	(Impairment) / recovery	(Impairment) / recovery
Impairments:
Other (none individually greater than EUR 25 million)	(16)	(52)
Subtotal	(16)	(52)

Recoveries:
Total recoveries	16	42
Sub-total	16	42
Net (impairments) and recoveries	-	(11)

Net (impairments) and recoveries

Net impairments for the twelve months ended December 31, 2017, totalled EUR 0 million (twelve months ended December 31, 2016: EUR 11 million net recoveries).

For the twelve months ended December 31, 2017, Aegon recognized EUR 16 million (twelve months ended December 31, 2016: EUR 42 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

				2017				2016
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	49	14	28	91	58	9	7	73
Mortgage loans	111	2	4	117	80	4	3	87
Other loans	31	1	3	35	29	4	2	36
Accrued interest	-	1	1	1	-	-	1	1
At December 31	191	18	35	244	167	17	13	197

Impaired financial assets	Carrying amount 2017	Carrying amount 2016
Shares	48	81
Debt securities - carried at fair value	1,063	1,326
Mortgage loans	262	377
Private Loans	-	6
Other loans	3	3
Other financial assets - carried at fair value	6	9
At December 31	1,381	1,803

Annual Report on Form 20-F 2017

198	Notes to the consolidated financial statements Note 4

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 2 million of impairment charges for the twelve months ended December 31, 2017 (twelve months ended December 31, 2016: EUR 1 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of December 31, 2017, there are EUR 62 million of gross unrealized gains and EUR 13 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2016: EUR 202 million of gross unrealized gains and EUR 13 million of gross unrealized losses). There is one security held by Aegon, issued by Cobank, which had an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2017
Shares	386	434	49	401	62	34	(13)
December 31, 2016
Shares	596	786	190	722	202	64	(13)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at December 31, 2017, and December 31, 2016 is presented in the following table.

		2017		2016
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Financials	19	(12)	54	(12)
Other	14	(2)	10	-
Total	34	(13)	64	(13)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to their impairment in 2017 and 2016.

In million EUR	0-6 months
2017
Shares	-
2016
Shares	(1)

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

Annual Report on Form 20-F 2017

199	Notes to the consolidated financial statements Note 4

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Total 2017
Equity funds	142	161	-	47	-	-	-	-	351
Common shares 1)	232	-	5	8	4	1	-	40	290
Preferred shares	192	-	-	-	-	-	-	-	192
Investments in real estate	633	1,495	-	4	15	-	-	-	2,147
Hedge funds	688	1	-	-	-	-	2	-	691
Other alternative investments	1,122	309	-	-	-	-	-	18	1,448
Other financial assets	556	410	194	2	2	-	1	-	1,165
At December 31	3,566	2,375	199	62	20	1	4	57	6,284

[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Total 2016
Equity funds	154	494	27	37	-	-	-	-	711
Common shares 1)	410	-	58	5	4	-	-	41	518
Preferred shares	229	-	-	-	-	-	-	-	229
Investments in real estate	743	1,238	-	3	15	-	-	-	1,999
Hedge funds	1,165	1	-	-	-	-	2	-	1,168
Other alternative investments	1,207	156	-	-	-	-	-	21	1,385
Other financial assets	588	41	98	1	-	-	1	-	729
At December 31	4,496	1,930	182	45	19	-	4	62	6,739

[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.
Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 1)	Of which impaired assets
Communication	28	-	-	-	-	-	-	28	-
Consumer	8	-	-	-	-	-	-	8	-
Financials	491	3	1	-	3	1	-	499	1
Funds	-	852	4	53	2	-	-	968	43
Industries	19	-	-	-	-	-	-	19	-
Other	22	4	-	2	-	-	2	30	4
At December 31	567	859	5	54	5	1	2	1,551	48

[1] Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2016 1)	Of which impaired assets
Communication	43	-	-	-	-	-	-	43	-
Consumer	41	-	-	-	-	-	-	41	-
Financials	675	4	1	-	2	-	-	682	2
Funds	-	326	84	33	2	-	-	506	79
Industries	21	-	-	-	-	-	-	22	-
Other	12	4	-	2	-	-	2	20	-
At December 31	793	334	84	35	4	-	2	1,315	81

[1] Includes investments of Holding and other activities.

Annual Report on Form 20-F 2017

200	Notes to the consolidated financial statements Note 4

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2017	2016	2015	2014	2013
S&P 500	2,674	2,239	2,044	2,059	1,848
Nasdaq	6,903	5,383	5,007	4,736	4,177
FTSE 100	7,688	7,143	6,242	6,566	6,749
AEX	545	483	442	424	402

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon uses options and other equity derivatives to provide protection against the negative impact of equity market declines. The increase in Aegon’s sensitivity compared with the prior year is due to a different payoff profile resulting from a change in the hedging strategy.

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2017
Equity increase 10%	317	405
Equity decrease 10%	(316)	(405)
Equity increase 20%	647	820
Equity decrease 20%	(660)	(839)

2016
Equity increase 10%	158	291
Equity decrease 10%	(227)	(360)
Equity increase 20%	324	587
Equity decrease 20%	(338)	(604)

Liquidity risk

Liquidity risk is inherent in much of Aegon’s business. Each asset purchased and liability incurred has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If Aegon requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner. Liquidity risk is also affected by our use of collateralized financial derivatives to mitigate risk.

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

Aegon held EUR 34,393 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2016: EUR 35,841 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 39 Borrowings, amounting to EUR 3,367 million which were unused at the end of the reporting period (2016: EUR 3,885 million).

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

Annual Report on Form 20-F 2017

201	Notes to the consolidated financial statements Note 4

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

Maturity analysis – gross undiscounted contractual cash flows (for non- derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2017
Trust pass-through securities	-	9	34	110	68	221
Subordinated loans	-	28	112	56	1,137	1,333
Borrowings	-	1,888	8,396	2,411	2,668	15,362
Investment contracts 1)	12,189	1,381	1,591	577	1,709	17,448
Investment contracts for account of policyholders 1)	33,738	2,605	1	1	133	36,478
Other financial liabilities	6,277	2,002	791	23	32	9,125
2016
Trust pass-through securities	-	10	39	131	81	261
Subordinated loans	-	28	112	84	1,198	1,422
Borrowings	-	2,072	5,146	1,535	6,693	15,446
Investment contracts 1)	12,695	1,110	2,040	1,093	1,985	18,923
Investment contracts for account of policyholders 1)	35,239	2,885	-	-	466	38,591
Other financial liabilities	6,743	2,224	839	12	26	9,844

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

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2017
Insurance contracts	-	3,865	16,348	17,155	122,702	160,070
Insurance contracts for account of policyholders	-	8,122	33,916	35,391	123,911	201,339
Investment contracts	-	5,961	6,870	2,510	4,620	19,960
Investment contracts for account of policyholders	234	10,117	23,871	21,202	54,930	110,353
2016
Insurance contracts	-	4,522	18,361	18,712	135,679	177,275
Insurance contracts for account of policyholders	-	7,719	32,577	33,490	114,545	188,331
Investment contracts	-	5,278	7,574	2,814	9,635	25,303
Investment contracts for account of policyholders	292	10,328	25,850	22,867	63,798	123,136

[1]	The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 36 Insurance contracts and 37 Investments contracts.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Annual Report on Form 20-F 2017

202	Notes to the consolidated financial statements Note 5

Maturity analysis relating to derivatives 1) (Contractual cash flows) 2017	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	-	14,646	7,024	10,658	18,916	51,245
Cash outflows	-	(14,766)	(6,367)	(9,890)	(18,447)	(49,471)

Net settled
Cash inflows	-	129	783	1,033	2,428	4,374
Cash outflows	-	(67)	(332)	(543)	(5,870)	(6,812)

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

5 Segment information

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

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

Performance Measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.

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

Annual Report on Form 20-F 2017

203	Notes to the consolidated financial statements Note 5

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

Impact from assumption and model updates

In 2017 a charge of EUR 276 million (2016: EUR 118 million charge) has been recorded in other income/ (charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 402 million and were mainly driven by a charge of EUR 303 million (USD 343 million) from the conversion of the largest block of universal life business to a new model. The model allows for modeling policyholder behavior and other assumptions on a policy by policy basis, whereas in the previous model this was done at a cohort level. A model change in fixed annuities discount rate, resulted in a charge of EUR 44 million (USD 50 million) and other assumption changes and model updates led to a charge of EUR 54 million (USD 61 million). In the Netherlands, assumption changes and model updates led to a gain of EUR 101 million, which mainly relates to the guarantee provision.

During 2016 Aegon implemented actuarial assumption and model updates resulting in a net EUR 118 million charge (2015: EUR 131 million charge) to income before tax.

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

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Annual Report on Form 20-F 2017

204	Notes to the consolidated financial statements Note 5

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

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run -off the existing block of business. This line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, the life reinsurance business and the bank-owned and corporate-owned life insurance (BOLI/COLI) business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Annual Report on Form 20-F 2017

205	Notes to the consolidated financial statements Note 5

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

The following table presents Aegon’s segment results.

Income statement - Underlying earnings
2017
Underlying earnings before tax	1,381	520	116	67	4	49	136	(170)	-	2,103	61	2,163
Fair value items	170	30	(82)	-	-	-	-	24	-	142	(97)	45
Realized gains / (losses) on investments	157	184	62	1	-	4	3	-	-	413	(5)	408
Impairment charges	(38)	(27)	-	(2)	-	(1)	-	(3)	-	(71)	-	(71)
Impairment reversals	22	10	-	-	-	-	-	-	-	32	-	32
Other income / (charges)	(353)	296	40	-	-	(19)	(49)	16	-	(68)	(4)	(72)
Run-off businesses	30	-	-	-	-	-	-	-	-	30	-	30
Income / (loss) before tax	1,369	1,013	137	66	4	33	90	(134)	-	2,579	(44)	2,534
Income tax (expense) / benefit	198	(196)	(56)	(9)	(6)	(28)	(42)	29	-	(110)	44	(65)
Net income / (loss)	1,567	818	81	57	(2)	5	48	(105)	-	2,469	-	2,469
Inter-segment underlying earnings	(78)	(111)	(87)	(11)	(1)	(1)	214	73

Revenues
2017
Life insurance gross premiums	7,437	1,857	9,603	411	208	983	-	7	(9)	20,498	(546)	19,952
Accident and health insurance	2,115	203	32	1	83	97	-	-	-	2,531	(20)	2,511
General insurance	-	148	-	216	103	-	-	1	(1)	466	(103)	363
Total gross premiums	9,553	2,208	9,635	628	394	1,080	-	8	(10)	23,496	(670)	22,826
Investment income	3,368	2,172	1,517	49	37	246	4	295	(291)	7,396	(58)	7,338
Fee and commission income	1,919	326	235	43	17	63	609	-	(221)	2,991	(189)	2,802
Other revenues	5	-	-	-	3	1	-	4	-	13	(5)	7
Total revenues	14,844	4,706	11,387	720	450	1,390	613	308	(522)	33,895	(922)	32,973
Inter-segment revenues	-	(1)	-	-	-	3	222	298

Annual Report on Form 20-F 2017

206	Notes to the consolidated financial statements Note 5

Income statement - Underlying earnings
2016
Underlying earnings before tax	1,249	534	59	55	8	21	149	(162)	-	1,913	48	1,960
Fair value items	(521)	(228)	(7)	-	(1)	(9)	-	(74)	-	(840)	(72)	(912)
Realized gains / (losses) on investments	(13)	189	153	-	(1)	8	3	-	-	340	(6)	334
Impairment charges	(72)	(29)	-	1	-	(1)	(5)	(7)	1	(113)	-	(112)
Impairment reversals	42	17	-	-	-	-	-	-	(1)	58	-	58
Other income / (charges)	(100)	44	(678)	(23)	-	(5)	(2)	(6)	-	(771)	-	(771)
Run-off businesses	54	-	-	-	-	-	-	-	-	54	-	54
Income / (loss) before tax	638	526	(474)	34	6	14	145	(249)	-	641	(31)	610
Income tax (expense) / benefit	(80)	(109)	18	(15)	(8)	(27)	(48)	65	-	(203)	31	(172)
Net income / (loss)	559	418	(456)	19	(2)	(13)	97	(183)	-	438	-	438
Inter-segment underlying earnings	(194)	(95)	(87)	(14)	(1)	74	234	84

Revenues
2016
Life insurance gross premiums	7,363	2,015	9,888	399	191	1,121	-	6	(84)	20,898	(498)	20,400
Accident and health insurance	2,204	210	36	1	73	104	-	(4)	-	2,624	(15)	2,609
General insurance	-	266	-	179	92	-	-	5	(5)	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	1,225	-	7	(89)	24,058	(606)	23,453
Investment income	3,717	2,135	1,661	45	45	232	3	406	(403)	7,841	(54)	7,788
Fee and commission income	1,651	350	95	36	14	61	632	-	(242)	2,596	(188)	2,408
Other revenues	4	-	-	-	2	-	1	3	-	11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	1,517	636	416	(734)	34,507	(852)	33,655
Inter-segment revenues	-	3	-	-	-	79	243	409

Annual Report on Form 20-F 2017

207	Notes to the consolidated financial statements Note 5

Income statement - Underlying earnings
2015
Underlying earnings before tax	1,278	537	(27)	37	12	20	170	(163)	2	1,867	34	1,901
Fair value items	(691)	126	(25)	-	-	7	-	(68)	-	(651)	(59)	(710)
Realized gains / (losses) on investments	(74)	306	103	2	-	7	3	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	-	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	-	-	-	119	-	119
Other income / (charges)	(913)	27	(1,247)	(2)	17	(61)	(1)	-	-	(2,180)	21	(2,159)
Run-off businesses	88	-	-	-	-	-	-	-	-	88	-	88
Income / (loss) before tax	(241)	977	(1,196)	35	29	(27)	172	(230)	2	(482)	(33)	(514)
Income tax (expense) / benefit	6	(223)	268	(11)	(7)	(3)	(50)	71	-	51	33	83
Net income / (loss)	(235)	753	(928)	24	22	(30)	121	(159)	2	(431)	-	(431)
Inter-segment underlying earnings	(220)	(55)	(63)	(14)	-	77	264	10

Revenues
2015
Life insurance gross premiums	7,046	2,240	8,465	477	174	1,713	-	4	(106)	20,013	(431)	19,583
Accident and health insurance	2,266	234	47	1	64	105	-	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	164	80	-	-	2	-	720	(80)	640
Total gross premiums	9,312	2,947	8,512	642	317	1,819	-	13	(112)	23,450	(524)	22,925
Investment income	3,680	2,277	2,331	45	41	194	7	392	(391)	8,576	(51)	8,525
Fee and commission income	1,704	351	98	39	13	62	650	-	(284)	2,633	(195)	2,438
Other revenues	9	-	-	-	2	-	-	7	-	19	(5)	14
Total revenues	14,705	5,575	10,941	726	373	2,076	657	412	(787)	34,677	(775)	33,902
Inter-segment revenues	24	2	-	-	-	101	261	399

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

Annual Report on Form 20-F 2017

208	Notes to the consolidated financial statements Note 5

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table.

	Note	2017	2016	2015
Underlying earnings before tax		2,103	1,913	1,867

Elimination of share in earnings of joint ventures and associates		61	48	34
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	(437)	(783)	(571)
Realized gains and losses on financial investments	10	431	327	349
Gains and (losses) on investments in real estate	10	193	70	145
Net fair value change of derivatives	10	(134)	(277)	(29)
Net foreign currency gains and (losses)	10	5	30	(5)
Realized gains and (losses) on repurchased debt	10	1	1	2
Other income	11	540	66	83
Change in valuation of liabilities for insurance contracts	12	(254)	(144)	(602)
Change in valuation of liabilities for investment contracts	12	(19)	(18)	-
Policyholder claims and benefits - Other	12	34	45	17
Commissions and expenses	14	256	75	130
Impairment (charges) reversals	15	(40)	(97)	(1,250)
Other charges	17	(235)	(700)	(774)
Run-off businesses	5	30	54	88
Income / (loss) before tax		2,534	610	(514)

◆	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in Note 10 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.
◆	Net fair value change of derivatives is reported as part of the respective line in Note 10 and includes: 1) the over- or underperformance of derivatives of EUR 9 million gain (2016: EUR 8 million gain, 2015: EUR 4 million gain) for which the expected long-term return is included in underlying earnings before tax; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 145 million loss (2016: EUR 297 million loss, 2015: EUR 41 million loss); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 2 million gain (2016: EUR 12 million gain, 2015: EUR 8 million gain).
◆	Net foreign currency gains and (losses) are reported as part of the respective line in Note 10.
◆	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in Note 12.
◆	Change in valuation of liabilities for investment contracts is reported as part of the respective line in Note 12.
◆	Policyholder claims and benefits - Other are reported as part of the “Other” line in note 12 and is related to policyholder tax.
◆	Commissions and expenses include: 1) Restructuring charges of EUR 116 million (2016: EUR 54 million charge, 2015: EUR 59 million charge) which are reported as part of Employee and Administration expenses lines in Note 14; 2) Amortization of deferred expenses of EUR 285 million gain (2016: gain of EUR 137 million, 2015: gain of EUR 126 million) which is reported as part of the respective line in Note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 94 million gain (2016: charge of EUR 8 million; 2015: gain of EUR 63 million) which is reported as part of the respective line in Note 14. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 135 million (2016: EUR 105 million; 2015: EUR 41 million).
◆	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 42 million charge (2016: EUR 59 million charge, 2015: EUR 24 million gain) as shown in Note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 1 million gain (2016: EUR 38 million charge; 2015: EUR 1,274 million charge) reported as part of the respective line in Note 15.
◆	There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

Annual Report on Form 20-F 2017

209	Notes to the consolidated financial statements Note 5

Other selected income statement items
2017
Amortization of deferred expenses, VOBA and future servicing rights	336	27	134	55	-	33	-	-	-	586
Depreciation	44	16	28	8	3	1	3	2	-	105
Impairment charges / (reversals) on financial assets, excluding receivables	19	17	-	2	-	-	-	3	-	42
Impairment charges / (reversals) on non-financial assets and receivables	(2)	3	-	-	-	-	-	-	-	-

2016
Amortization of deferred expenses, VOBA and future servicing rights	761	32	177	59	-	32	-	-	2	1,065
Depreciation	38	17	21	9	3	1	-	2	-	89
Impairment charges / (reversals) on financial assets, excluding receivables	35	12	-	(1)	-	1	5	7	-	59
Impairment charges / (reversals) on non-financial assets and receivables	7	(2)	31	(1)	-	-	-	-	-	36

2015
Amortization of deferred expenses, VOBA and future servicing rights	731	39	377	80	-	34	-	-	-	1,261
Depreciation	31	17	23	9	2	1	-	-	-	84
Impairment charges / (reversals) on financial assets, excluding receivables	(68)	20	-	2	21	-	-	-	-	(24)
Impairment charges / (reversals) on non-financial assets and receivables	-	2	1,274	-	-	-	-	-	-	1,275

Number of employees
2017
Number of employees - headcount	10,951	3,089	3,435	2,337		610	6,025	1,500	371	28,318
Of which Aegon’s share of employees in joint ventures and associates	549	-	-	-		83	5,702	163	-	6,497

2016
Number of employees - headcount	11,943	4,464	2,673	2,317		600	5,579	1,474	330	29,380
Of which Aegon’s share of employees in joint ventures and associates	561	-	-	-		41	5,186	156	-	5,944

2015
Number of employees - headcount	12,701	4,503	2,478	2,470		534	7,163	1,382	299	31,530
Of which Aegon’s share of employees in joint ventures and associates	545	-	-	-		33	6,780	141	-	7,499

Annual Report on Form 20-F 2017

210	Notes to the consolidated financial statements Note 5

Summarized assets and liabilities per segment
2017

Assets
Cash and Cash equivalents	548	8,382	317	67	116	71	141	1,125	-	10,768
Assets held for sale	-	-	5,249	-	-	-	-	-	-	5,249
Investments	73,469	53,975	2,011	1,055	720	5,326	157	91	-	136,804
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	-	-	-	(6)	194,063
Investments in joint ventures	6	1,008	-	-	480	118	99	1	-	1,712
Investments in associates	77	74	7	6	-	14	122	8	-	308
Deferred expenses	8,552	76	945	70	1	490	-	-	-	10,135
Other assets	26,628	6,763	1,840	245	72	1,786	101	28,427	(28,979)	36,883
Total assets	212,245	96,975	73,331	2,787	1,494	7,805	620	29,651	(28,985)	395,923

Liabilities
Insurance contracts	68,556	34,379	1,451	624	703	6,696	-	24	(1,615)	110,818
Insurance contracts for account of policyholders	72,501	25,587	22,862	1,109	108	-	-	-	-	122,168
Investment contracts	6,824	9,787	278	52	-	2	-	-	-	16,943
Investment contracts for account of policyholders	30,463	3,255	40,482	234	-	-	-	-	-	74,434
Liabilities held for sale	-	-	5,003	-	-	-	-	-	-	5,003
Other liabilities	19,145	17,400	1,103	365	250	133	218	5,526	(1,684)	42,456
Total liabilities	197,490	90,408	71,178	2,385	1,061	6,830	218	5,550	(3,299)	371,821

Summarized assets and liabilities per segment
2016

Assets
Cash and Cash equivalents	928	7,410	1,010	47	92	271	183	1,407	-	11,347
Assets held for sale	-	-	8,705	-	-	-	-	-	-	8,705
Investments	93,046	53,788	2,236	983	747	5,328	90	85	-	156,303
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	-	-	-	(7)	203,610
Investments in joint ventures	7	877	-	-	495	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	21	125	(1)	-	270
Deferred expenses	9,351	84	1,084	71	1	832	-	-	-	11,423
Other assets	20,725	7,766	1,920	174	77	2,018	109	29,308	(29,946)	32,152
Total assets	231,493	97,931	81,747	2,696	1,500	8,604	607	30,800	(29,952)	425,425

Liabilities
Insurance contracts	75,942	34,900	1,747	558	722	7,466	-	20	(1,785)	119,569
Insurance contracts for account of policyholders	75,328	26,275	18,112	1,126	89	-	-	-	-	120,929
Investment contracts	10,148	9,043	355	24	-	2	-	-	-	19,572
Investment contracts for account of policyholders	32,013	3,160	49,309	292	-	-	-	-	-	84,774
Liabilities held for sale	-	-	8,816	-	-	-	-	-	-	8,816
Other liabilities	21,837	19,445	1,249	318	238	(78)	180	6,438	(2,203)	47,424
Total liabilities	215,268	92,822	79,586	2,318	1,049	7,390	180	6,458	(3,988)	401,084

Annual Report on Form 20-F 2017

211	Notes to the consolidated financial statements Note 5

Investments
2017
Shares	567	859	5	54	5	1	2	57	-	1,551
Debt securities	54,535	21,411	1,779	712	646	5,252	9	-	-	84,344
Loans	8,831	30,189	-	275	54	6	-	13	-	39,368
Other financial assets	8,904	21	228	10	-	67	146	20	-	9,395
Investments in real estate	633	1,495	-	4	15	-	-	-	-	2,147
Investments general account	73,469	53,975	2,011	1,055	720	5,326	157	91	-	136,804

Shares	-	9,262	15,856	244	14	-	-	-	(6)	25,370
Debt securities	3,116	13,370	8,125	216	9	-	-	-	-	24,836
Unconsolidated investment funds	99,426	276	33,476	873	81	-	-	-	-	134,132
Other financial assets	422	3,788	4,850	11	1	-	-	-	-	9,072
Investments in real estate	-	-	655	-	-	-	-	-	-	655
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	-	-	-	(6)	194,063

Investments on balance sheet	176,434	80,672	64,972	2,398	825	5,326	157	91	(6)	330,868
Off-balance sheet investments third parties	212,736	1,759	114,906	5,709	528	2,718	143,923	-	(981)	481,297
Total revenue-generating investments	389,170	82,431	179,878	8,107	1,353	8,043	144,079	91	(987)	812,165

Investments
Available-for-sale	59,459	19,841	2,007	756	651	5,299	137	20	-	88,170
Loans	8,831	30,189	-	275	54	6	-	13	-	39,368
Financial assets at fair value through profit or loss	107,511	29,147	62,310	1,363	105	21	20	57	(6)	200,528
Investments in real estate	633	1,495	655	4	15	-	-	-	-	2,801
Total investments on balance sheet	176,434	80,672	64,972	2,398	825	5,326	157	91	(6)	330,868

Investments in joint ventures	6	1,008	-	-	480	118	99	1	-	1,712
Investments in associates	77	74	7	6	-	14	122	8	-	308
Other assets	35,728	15,221	8,352	383	189	2,347	242	29,552	(28,979)	63,034
Consolidated total assets	212,245	96,975	73,331	2,787	1,494	7,805	620	29,651	(28,985)	395,923

Annual Report on Form 20-F 2017

212	Notes to the consolidated financial statements Note 5

Investments
2016
Shares	793	334	84	35	4	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	5,310	-	-	-	103,169
Loans	10,820	28,117	-	303	45	18	-	-	-	39,303
Other financial assets	9,924	358	115	10	-	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	-	-	-	-	1,999
Investments general account	93,046	53,788	2,236	983	747	5,328	90	85	-	156,303

Shares	-	9,689	15,503	295	13	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	-	-	-	(7)	203,610

Investments on balance sheet	200,387	81,774	69,021	2,401	834	5,328	90	85	(7)	359,914
Off-balance sheet investments third parties	240,072	952	5,333	3,154	507	2,734	130,889	-	(864)	382,776
Total revenue-generating investments	440,458	82,725	74,354	5,556	1,342	8,061	130,979	85	(871)	742,690

Investments
Available-for-sale	77,918	23,044	2,152	660	687	5,289	87	23	-	109,860
Loans	10,820	28,117	-	303	45	18	-	-	-	39,303
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	-	-	-	-	2,685
Total investments on balance sheet	200,387	81,774	69,021	2,401	834	5,328	90	85	(7)	359,914

Investments in joint ventures	7	877	-	-	495	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	3,122	293	30,715	(29,946)	63,627
Consolidated total assets	231,493	97,931	81,747	2,696	1,500	8,604	607	30,800	(29,952)	425,425

Annual Report on Form 20-F 2017

213	Notes to the consolidated financial statements Note 6

6 Premium income and premiums paid to reinsurers

	2017	2016	2015
Life insurance	19,952	20,400	19,583
Non-life insurance	2,874	3,053	3,342
Total premium income	22,826	23,453	22,925

- Accident and health insurance	2,511	2,609	2,703
- General insurance	363	444	640
Non-life insurance premium income	2,874	3,053	3,342

	2017	2016	2015
Life insurance	3,214	2,932	2,694
Non-life insurance	217	244	286
Total premiums paid to reinsurers	3,431	3,176	2,979

- Accident and health insurance	205	238	268
- General insurance	13	7	18
Non-life insurance paid to reinsurers	217	244	286

Premium income Life insurance includes EUR 5,139 million (2016: EUR 5,255 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

7 Investment income

	2017	2016	2015
Interest income	6,052	6,479	7,087
Dividend income	1,164	1,180	1,306
Rental income	121	129	133
Total investment income	7,338	7,788	8,525

Investment income related to general account	5,394	5,737	6,099
Investment income for account of policyholders	1,944	2,051	2,426
Total	7,338	7,788	8,525

Included in interest income is EUR 190 million (2016: EUR 230 million; 2015: EUR 223 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,056 million (2016: EUR 5,642 million; 2015: EUR 5,951 million).

Total investment income from:	2017	2016	2015
Shares	1,164	1,180	1,306
Debt securities and money market instruments	4,248	4,838	5,332
Loans	1,686	1,752	1,760
Real estate	121	129	133
Other	119	(111)	(6)
Total	7,338	7,788	8,525

Annual Report on Form 20-F 2017

214	Notes to the consolidated financial statements Note 8

Investment income from financial assets held for general account:	2017	2016	2015
Available-for-sale	3,467	4,007	4,235
Loans	1,686	1,752	1,760
Financial assets designated at fair value through profit or loss	148	80	115
Real estate	71	69	61
Derivatives	31	(139)	(96)
Other	(10)	(32)	25
Total	5,394	5,737	6,099

8 Fee and commission income

	2017	2016	2015
Fee income from asset management	2,126	1,702	1,648
Commission income	535	562	614
Other	140	144	176
Total fee and commission income	2,802	2,408	2,438

Included in fee and commission income is EUR 190 million of fees on trust and fiduciary activities (2016: EUR 55 million; 2015: EUR 56 million). The increase of EUR 134 million in 2017 compared to 2016 was mainly driven by the acquisition of Cofunds in UK in January 2017.

9 Income from reinsurance ceded

	2017	2016	2015
Recovered claims and benefits	3,669	3,477	2,784
Change in technical provisions	497	(26)	309
Commissions	122	236	227
Total	4,288	3,687	3,321

Income from reinsurance ceded is generated from reinsurance activities directly related to premiums paid to reinsurers in note 6, therefore both should be viewed concurrently.

10 Results from financial transactions

Results from financial transactions comprise:	2017	2016	2015
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	232	(42)	(35)
Realized gains and (losses) on financial investments	431	327	349
Gains and (losses) on investments in real estate	193	70	145
Net fair value change of derivatives	(1,159)	239	123
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	20,524	15,121	(110)
Net fair value change on investments in real estate for account of policyholders	38	(26)	67
Net foreign currency gains and (losses)	(20)	41	(29)
Net fair value change on borrowings and other financial liabilities	10	21	9
Realized gains and (losses) on repurchased debt	1	1	2
Total	20,250	15,753	521

Annual Report on Form 20-F 2017

215	Notes to the consolidated financial statements Note 10

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2017	2016	2015
Shares	25	4	-
Debt securities and money market investments	127	8	(24)
Other	80	(54)	(12)
Total	232	(42)	(35)

Other mainly includes net fair value changes of alternative investments.

Realized gains and losses on financial investments comprise:	2017	2016	2015
Shares	165	46	44
Debt securities and money market investments	242	211	346
Loans	20	16	20
Other	3	54	(60)
Total	431	327	349

Realized gains and losses on financial investments comprise:	2017	2016	2015
Available-for-sale investments	411	311	330
Loans	20	16	20
Total	431	327	349

Net fair value change of derivatives comprise:	2017	2016	2015
Net fair value change on economic hedges where no hedge accounting is applied	70	793	(500)
Net fair value change on bifurcated embedded derivatives	(1,231)	(565)	614
Ineffective portion of hedge transactions to which hedge accounting is applied	2	12	8
Total	(1,159)	239	123

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2017	2016	2015
Fair value change on hedging instruments in a fair value hedge	(12)	(29)	(49)
Fair value change on hedged items in a fair value hedge	15	35	54

Ineffectiveness fair value hedge	3	7	5
Ineffectiveness cash flow hedges	-	5	4
Total	2	12	8

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2017	2016	2015
Shares	2,372	2,462	706
Debt securities and money market investments	166	1,682	(529)
Unconsolidated investment funds	17,720	10,496	(356)
Derivatives	94	252	69
Other	171	230	-
Total	20,524	15,121	(110)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss increased in 2017 compared to 2016, mainly from favorable equity markets results, which were partly offset by losses from interest rates movements. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

Annual Report on Form 20-F 2017

216	Notes to the consolidated financial statements Note 11

11 Other income

	2017	2016	2015
Other income	540	66	83

Other income in 2017 of EUR 540 million mainly related to a book gain of EUR 231 million (USD 250 million) from the divestment of the payout annuity and the BOLI/COLI businesses in the Americas and a book gain of EUR 208 million on the sale of the Unirobe Meeùs Groep. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer to Rothesay Life. Also EUR 17 million (GBP 14 million) related to the completion of the Part VII transfer of annuities reinsured to Legal & General in 2016 was included. For more details refer to note 51 Business combinations.

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

12 Policyholder claims and benefits

	2017	2016	2015
Benefits and claims paid life	23,634	23,877	23,130
Benefits and claims paid non-life	1,903	2,052	2,128
Change in valuation of liabilities for insurance contracts	22,741	16,193	7,880
Change in valuation of liabilities for investment contracts	(2,644)	(104)	(6,678)
Other	(34)	(45)	(17)
Total	45,599	41,974	26,443

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets included in note 10 Results from financial transactions of EUR 20,524 million (2016: EUR 15,121 million, 2015: EUR (110) million). In addition, the line Change in valuation of liabilities for insurance contracts includes an increase of technical provisions for life insurance contracts of EUR 601 million (2016: increase of EUR 2,349 million, 2015: increase of EUR 3,410 million).

13 Profit sharing and rebates

	2017	2016	2015
Surplus interest bonuses	2	4	2
Profit appropriated to policyholders	21	45	29
Total	23	49	31

14 Commissions and expenses

	2017	2016	2015
Commissions	2,661	2,929	3,313
Employee expenses	2,234	2,287	2,280
Administration expenses	1,424	1,273	1,278
Deferred expenses	(980)	(1,203)	(1,533)
Amortization of deferred expenses	543	880	1,143
Amortization of VOBA and future servicing rights	43	184	117
Total	5,925	6,351	6,598

Annual Report on Form 20-F 2017

217	Notes to the consolidated financial statements Note 14

Included in administration expenses is an amount of EUR 105 million of depreciation that relates to equipment, software and real estate held for own use (2016: EUR 89 million; 2015: EUR 84 million). Minimum lease payments recognized as expense amounted to EUR 18 million (2016: EUR 17 million; 2015: EUR 19 million).

Employee expenses	2017	2016	2015
Salaries	1,470	1,471	1,462
Post-employment benefit costs	318	338	335
Social security charges	151	155	145
Other personnel costs	267	294	320
Shares, share appreciation rights, share options	28	28	17
Total	2,234	2,287	2,280

An amount of EUR 46 million is included in employee expenses relating to defined contributions (2016: EUR 46 million; 2015: EUR 51 million).

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

In compliance with regulations under Dutch law, no transactions regarding the shares may be exercised in closed periods.

Annual Report on Form 20-F 2017

218	Notes to the consolidated financial statements Note 15

Below an overview is provided of shares provided in active plans for Long-term incentive and Variable compensation Identified Staff.

	2007	2011 1)	2012 1)	2013 1)	2014 1)	2015 1)	2016 1)	2017 1)	Total
Number of shares conditionally granted 2)	18,506	4,075,460	9,195,284	5,735,046	5,306,037	5,178,633	6,809,814	6,722,418	43,041,198
Number of shares allocated	18,506	6,452,535	13,392,200	8,536,076	4,714,569	4,942,275	7,155,420	-	45,211,581

Unvested at January 1, 2016	9,253	-	6,584,783	7,458,390	4,372,405	5,178,633	-	-	23,603,464
Number of shares conditionally granted 2)	-	-	-	-	-	-	6,809,814	-	6,809,814
Number of shares allocated	280	-	-	(45,557)	16,937	(330,501)	-	-	(358,841)
Number of shares forfeited	-	-	76,435	141,013	95,977	15,985	-	-	329,410
Number of shares vested	9,533	-	6,508,348	3,167,260	111,521	278,510	-	-	10,075,172
Unvested at December 31, 2016	-	-	-	4,104,560	4,181,844	4,553,637	6,809,814	-	19,649,855
Number of shares conditionally granted 2)	-	-	-	-	-	-	-	6,722,418	6,722,418
Number of shares allocated	-	-	-	-	49,780	-	345,606	-	395,386
Number of shares forfeited	-	-	-	-	42,580	116,505	136,506	-	295,591
Number of shares vested	-	-	-	4,104,560	1,887,728	122,638	427,485	-	6,542,411
Unvested at December 31, 2017	-	-	-	-	2,301,316	4,314,494	6,591,429	6,722,418	19,929,657

Average share price used for grant in EUR 3)		4.727	3.126	4.917	6.739	6.106	5.128	5.246

Fair value of shares at grant date in EUR		3.915 to 4.581	2.260 to 2.886	3.900 to 4.684	5.840 to 6.658	5.159 to 6.018	3.990 to 4.898	4.040 to 4.933

[1]	Performance year for both Long-term incentive plans and Variable compensation Identified Staff
[2]	Number of shares conditionally granted based on the at target number of grants made that could increase or decrease subject to the actual performance attained
[3]	This value is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15

For the vested tranches from 2016 onwards Aegon introduced a net settlement option for participants to meet income tax obligations. This means that Aegon will not sell shares on the market, but hold these shares within Aegon and settle directly with the tax authorities in cash rather than selling shares first. The net settlement option does not change the share based payment right of the participants, therefore there is no incremental fair value, nor a related recognition of incremental fair value.

Refer to note 53 Related party transactions for detailed information on conditional shares granted to the Executive Board.

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2017	2016	2015
Impairment charges on financial assets, excluding receivables	74	117	95
Impairment reversals on financial assets, excluding receivables	(32)	(58)	(119)
Impairment charges and reversals on non-financial assets and receivables	-	36	1,275
Total	42	95	1,251

In 2015, impairment charges and reversals on non-financial assets and receivables include a charge of EUR 1,274 million mainly related to deferred acquisition costs in the UK. Recoverability of capitalized deferred policy acquisition costs was affected by the restructuring of the organization.

Annual Report on Form 20-F 2017

219	Notes to the consolidated financial statements Note 16

Impairment charges on financial assets, excluding receivables, from:	2017	2016	2015
Shares	2	1	4
Debt securities and money market instruments	17	53	32
Loans	50	23	37
Investments in associates	4	7	-
Investments in joint ventures	-	-	21
Other	-	33	-
Total	74	117	95

Impairment reversals on financial assets, excluding receivables, from:	2017	2016	2015
Debt securities and money market instruments	(17)	(42)	(109)
Loans	(13)	(14)	(9)
Other	(2)	(2)	-
Total	(32)	(58)	(119)

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

16 Interest charges and related fees

	2017	2016	2015
Subordinated loans	34	34	33
Trust pass-through securities	9	9	9
Borrowings	229	210	240
Other	162	95	129
Total	435	347	412

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 162 million (2016: EUR 176 million; 2015: EUR 269 million).

17 Other charges

	2017	2016	2015
Other charges	235	700	774

Other charges in 2017 of EUR 235 million mainly relate to the book loss of EUR 105 million (USD 119 million) regarding the divestment of a block of life reinsurance business in the Americas and a charge of EUR 85 million (USD 100 million), regarding a provision in anticipation of a possible settlement in connection with an investigation by the SEC, refer to Note 48 Commitments and contingencies. In addition, an impairment of deferred transaction costs of EUR 36 million (GBP 32 million) was recorded as a result of the sale of Aegon Ireland plc, which is subject to customary regulatory approvals. For more details on the divestment of a block of US reinsurance run off business and Aegon Ireland plc. refer to note 51 Business combinations.

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

Annual Report on Form 20-F 2017

220	Notes to the consolidated financial statements Note 18

18 Income tax

	Note	2017	2016	2015
Current tax
Current year		220	33	111
Adjustments to prior years		47	(46)	(70)
		267	(13)	42
Deferred tax	43
Origination / (reversal) of temporary differences		397	102	(169)
Changes in tax rates / bases		(550)	93	(22)
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(45)	(54)	(8)
Non-recognition of deferred tax assets		41	33	22
Adjustments to prior years		(45)	12	53
		(201)	185	(125)
Income tax for the period (income) / charge		65	172	(83)

Adjustments to prior years include shifts between current and deferred tax.

Reconciliation between standard and effective income tax:		2017	2016	2015
Income before tax		2,534	610	(514)
Income tax calculated using weighted average applicable statutory rates		745	239	(57)

Difference due to the effects of:
Non-taxable income		(157)	(126)	43
Non-tax deductible expenses		28	21	49
Changes in tax rate/base		(550)	93	(22)
Different tax rates on overseas earnings		(1)	8	6
Tax credits		(67)	(41)	(100)
Other taxes		67	38	14
Adjustments to prior years		2	(34)	(17)
Origination and change in contingencies		9	8	3
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(45)	(54)	(8)
Non-recognition of deferred tax assets		41	33	22
Tax effect of (profit) / losses from joint ventures and associates		(7)	(7)	(8)
Other		(1)	(6)	(8)
		(680)	(67)	(27)
Income tax for the period (income) / charge		65	172	(83)

The weighted average applicable statutory tax rate for 2017 is 29.4% (2016: 39.2%; 2015: 11.0%). The decrease in the weighted average applicable statutory tax rate compared to 2016 is caused by relatively more income before tax in the Netherlands and the UK versus income before tax in the US. The weighted average applicable statutory tax rate in 2015 was impacted by a disproportional loss in the UK.

Non-taxable income in 2017 includes the tax exempt sale proceeds of the Dutch Unirobe Meeùs Group. Non-taxable income in 2015 was negatively impacted by the non-deductible loss on the sale of Aegon’s Canadian life insurance business.

Changes in tax rate/base in 2017 highly benefited by the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018.

Changes in tax rate/base in 2016 was heavily impacted by the release of profits from other comprehensive income (OCI) to income statement in the UK. These profits were taxed in the past against high historic tax rates and were released from OCI to the income statement against a lower statutory tax rate in 2016. The difference caused a negative impact in changes in tax rate/base.

Annual Report on Form 20-F 2017

221	Notes to the consolidated financial statements Note 19

In the UK, the corporate income tax rate decreased to 19% as per April 1, 2017. The beneficial impact of this change was reflected in the 2015 change in tax rate/base. The tax rate will continue to decrease from 19% to 17% with effect from April 1, 2020. The minor impact of this tax rate change was included in the 2016 change in tax rate/base. In Hungary, the corporate income tax rate decreased from 19% to 9% as from January 1, 2017. The minor impact of this tax rate change was included in the 2016 change in tax rate/base.

Tax credits in 2017 increased by US foreign tax credits. Tax credits in 2015 includes tax benefits related to solar investments in the US.

Adjustments to prior years in 2016 included a one-time tax benefit in the US caused by the revised tax deduction for dividends received on prior filed tax returns.

The following tables present income tax related to components of other comprehensive income and retained earnings.

		2017	2016	2015
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use		9	(3)	(2)
Remeasurements of defined benefit plans		(175)	89	(75)
		(166)	86	(77)
Items that may be reclassified subsequently to profit and loss:
Gains / losses on revaluation of available-for-sale investments		(134)	(187)	810
Gains / losses transferred to the income statement on disposal and impairment of available-for-sale investments		441	427	124
Changes in cash flow hedging reserve		567	24	(98)
Movement in foreign currency translation and net foreign investment hedging reserve		76	(39)	(52)
		951	225	783
Total income tax related to components of other comprehensive income		785	311	706

		2017	2016	2015
Income tax related to equity instruments and other
Income tax related to equity instruments	33	44	44	46
Other		14	(3)	-
Total income tax recognised directly in retained earnings		58	41	46

The income tax related to components of OCI includes a deferred tax benefit of EUR 479 million caused by the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018.

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

	2017	2016	2015
Net income / (loss) attributable to owners	2,469	437	(432)
Coupons on perpetual securities	(103)	(105)	(111)
Coupons on non-cumulative subordinated notes	(28)	(28)	(28)
Net income / (loss) attributable to owners for basic earnings per share calculation	2,338	304	(571)
Net income / (loss) attributable to common shareholders	2,321	302	(567)
Net income / (loss) attributable to common shareholders B	16	2	(4)

Weighted average number of common shares outstanding (in million)	2,042	2,048	2,101
Weighted average number of common shares B outstanding (in million)	575	575	584

Basic earnings per common share (EUR per share)	1.14	0.15	(0.27)
Basic earnings per common share B (EUR per share)	0.03	-	(0.01)

Annual Report on Form 20-F 2017

222	Notes to the consolidated financial statements Note 20

Diluted earnings per share

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no outstanding share options which were considered dilutive.

20 Dividend per common share

Final dividend 2017

It will be proposed to the Annual General Meeting of Shareholders on May 18, 2018, absent unforeseen circumstances, to pay a final dividend for the year 2017 of EUR 0.14 per common share. After taking into account the interim dividend 2017 of EUR 0.13 per common share, this will result in a total 2017 dividend of EUR 0.27 per common share. With respect to the common shares B, each of which has financial rights attached to it of 1/40th of a common share, the proposed final dividend will be EUR 0.0035. After taking the interim dividend 2017 of EUR 0.00325 per common share B into account, this will result in a total 2017 dividend of EUR 0.00675 per common share B.

Interim dividend 2017

The interim dividend 2017 was paid in cash or stock at the election of the shareholder. Approximately 57% of holders of common shares elected to receive the cash dividend. The remaining 43% have opted for stock dividend. The cash dividend amounted to EUR 0.13 per common share, the stock dividend amounted to one new Aegon common share for every 36 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 15, 2017. The interim dividend 2017 for common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2016 final and 2017 interim dividend paid in shares, Aegon executed a program to repurchase 51,864,626 common shares. Between October 2, 2017, and December 15, 2017, these common shares were repurchased at an average price of EUR 5.0950 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Final dividend 2016

The Annual General Meeting of Shareholders on May 19, 2017, approved a final dividend over 2016 of EUR 0.13 per common share payable in either cash or stock, related to the second half of 2016. Approximately 54% of holders of common shares elected to receive the cash dividend. The remaining 46% have opted for stock dividend. The final dividend was payable as of June 23, 2017. The stock dividend amounted to one new Aegon common share for every 35 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares.

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

Annual Report on Form 20-F 2017

223	Notes to the consolidated financial statements Note 21

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

21 Cash and cash equivalents

	2017	2016	2015
Cash at bank and in hand	3,720	3,727	2,199
Short-term deposits	2,544	3,666	3,614
Money market investments	4,496	3,939	3,318
Short-term collateral	7	16	463
At December 31	10,768	11,347	9,594

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

EUR 7 billion (2016: EUR 8 billion) of cash collateral is received related to securities lending, repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44 Other liabilities). Refer to note 49 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. EUR 7 million (2016: EUR 16 million) of the cash collateral received is included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Due to the sale of the UK annuity portfolio in 2016 the short term collateral has decreased significantly since then. Income from securities lending programs was approximately EUR 11 million (2016: EUR 13 million; 2015: EUR 8 million).

The weighted effective interest rate on short-term deposits was 0.32% negative (2016: 0.17% negative) and these deposits have an average maturity of 31 days (2016: 23 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2017	2016	2015
Cash and cash equivalents		10,768	11,347	9,594
Cash classified as Assets held for sale	22	260	-	-
Bank overdrafts	44	(2)	(1)	-
Bank overdrafts classified as Liabilities held for sale		(1)	-	-
Net cash and cash equivalents		11,026	11,346	9,593

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed every 42-49 days, based on an updated valuation of total assets. The interest received on this deposit is equal to the ECB deposit rate (which was -40bp throughout 2017). The year-end minimum required balance on deposit by the Dutch Central Bank was EUR 67 million (2016: EUR 63 million). These deposits are therefore not freely available.

Summary cash flow statement	2017	2016	2015
Net cash flows from operating activities	553	3,319	914
Net cash flows from investing activities	(1,196)	(1,078)	615
Net cash flows from financing activities	519	(465)	(2,785)
Net increase in cash and cash equivalents	(125)	1,776	(1,257)

Annual Report on Form 20-F 2017

224	Notes to the consolidated financial statements Note 21

Net cash and cash equivalents at December 31, 2017, are negatively impacted by effects of changes in exchange rates of EUR 196 million (2016: EUR 23 million negative; 2015: EUR 200 million positive).

Analysis of cash flows

2017 compared to 2016

Net cash flows from operating activities

Total net cash flows from operating activities decreased by EUR 2,766 million to a EUR 553 million inflow (2016: 3,319 EUR million inflow). The decrease is mainly driven by an outflow from results from financial transactions, changes in accruals and money market investments. These cash outflows are partly offset by the net purchase of investments for account of policyholders and by net changes in cash collateral.

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 118 million to a EUR 1,196 million outflow (2016: EUR 1,078 million outflow). The total consideration paid for acquisitions, including cash in acquired entities, was EUR 52 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 299 million. Total consideration received in cash and cash equivalents amounted to EUR 306 million, as an earn-out of EUR 7 million was part of the total consideration. Transferred cash and cash equivalents amounts to an outflow of EUR 1,361 million as a result of reinsurance transactions and disposals of entities over which control is lost. The decrease is mainly driven by the aquisition of Cofunds Ltd., the divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) and the sale of Unirobe Meeùs Groep (UMG) (refer to note 51 Business combinations).

Net cash flows from financing activities

Net cash flows from financing activities increased by EUR 984 million to a EUR 519 million inflow (2016: EUR 465 million outflow). The increase is mainly a result of proceeds and repayments of borrowings (refer to the table below and note 39 Borrowings).

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

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 1,693 million to a EUR 1,078 million outflow (2015: EUR 615 million inflow). The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 69 million. Total consideration received in cash and cash equivalents amounted to EUR 56 million as an earn-out of EUR 13 million was part of the total consideration. Transferred cash and cash equivalents amounts to an outflow of EUR 1,130 million as a result of reinsurance transactions and disposal of entities over which control is lost. The decrease is mainly driven by net cash outflows related to the sale of Aegon’s UK annuity portfolio and the commercial non-life insurance business in Aegon Nederland (refer to note 51 Business combinations).

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

Annual Report on Form 20-F 2017

225	Notes to the consolidated financial statements Note 22

Reconciliation of liabilities arising from financing activities

The table below shows the reconciliation between the net cash flows from financing activities and the liabilities as included in the consolidated statement of financial position.

	Cash flows							Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2017	Addition	Repayment	Realized gains / losses in income statement	Movements related to fair value hedges	Amorti- zation	Other	Net exchange difference	At December 31, 2017
Subordinated borrowings	767	-	-	-	-	6	-	(9)	764
Trust pass-through securities	156	-	-	-	(4)	-	-	(19)	133
Borrowings	13,153	9,170	(7,918)	(10)	-	(1)	1	(760)	13,635
Assets held to hedge Trust pass-through securities	22	-	-	(4)	-	-	-	(2)	15

22 Assets and liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction expected within the next year rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the reporting date, but for which the transaction has not yet fully closed. As of December 31, 2017, this relates to the assets and liabilities of Aegon Ireland plc.

In 2017, following court approval on the Part VII transfer (22), the sale of the UK annuity portfolio to Rothesay Life and Legal & General has been completed. As a consequence the related assets and liabilities are no longer classified as assets and liabilities held for sale at year-end 2017. Also refer to note 51 Business combinations.

Aegon Ireland plc., also referred to as VA Europe, is included in the UK segment (note 5 Segment information). For more information related to the sale transaction, refer to note 51 Business combinations.

The table below presents the major types of assets and liabilities of Aegon Ireland plc. included in assets and liabilities classified as held for sale on the consolidated statement of financial position.

Amounts in EUR million	2017
Assets
Cash and cash equivalents	260
Investments	139
Investments for account of policyholders	4,775
Derivatives	57
Deferred tax assets	5
Deferred expenses	6
Other assets and receivables	7
Total assets	5,249

Liabilities
Insurance contracts for account of policyholders	1,346
Investment contracts for account of policyholders	3,518
Derivatives	74
Deferred gains	43
Other liabilities	18
Accruals	3
Total liabilities	5,003

As of December 31, 2017, there are no unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income.

Annual Report on Form 20-F 2017

226	Notes to the consolidated financial statements Note 23

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to note 3 Critical accounting estimates and judgment in applying accounting policies for more details on the fair value hierarchy.

	Level I	Level II	Level III	Total 2017
Assets carried at fair value
Fair value through profit or loss
Shares	139	-	-	139
Investments for account of policyholders	1,699	3,076	-	4,775
Derivatives	-	57	-	57
Total assets at fair value	1,837	3,133	-	4,971

Liabilities carried at fair value
Investment contracts for account of policyholders	-	3,518	-	3,518
Derivatives	-	41	33	74
Total liabilities at fair value	-	3,559	33	3,592

23 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2017	2016
Available-for-sale (AFS)		88,170	109,860
Loans		39,368	39,303
Financial assets at fair value through profit or loss (FVTPL)		7,119	5,142
Total financial assets, excluding derivatives	23.1	134,658	154,304
Investments in real estate	23.2	2,147	1,999
Total investments for general account		136,804	156,303

The decrease of EUR 19.6 billion in financial assets, for general account, excluding derivatives compared to December 31, 2016 is mainly driven by the disposal of debt securities related to the divestments of the pay-out annuity and BOLI/COLI businesses and the block of life reinsurance in the Americas. In addition, the balance is affected by foreign exchange rates translation adjustments. Refer to note 51 Business combinations for the disposals of BOLI/COLI businesses and the block of life reinsurance in the Americas.

Refer to note 47 Fair value for information on fair value measurement. Loans are held at amortized cost, but the estimated fair value is also disclosed in note 47.

Annual Report on Form 20-F 2017

227	Notes to the consolidated financial statements Note 23

23.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2017
Shares	490	1,062	-	1,551	1,551
Debt securities	80,200	4,144	-	84,344	84,344
Money market and other short-term investments	6,690	119	-	6,809	6,809
Mortgage loans	-	-	33,562	33,562	38,076
Private loans	-	-	3,642	3,642	4,181
Deposits with financial institutions	-	-	139	139	139
Policy loans	-	-	1,897	1,897	1,897
Other	791	1,795	127	2,713	2,713
At December 31, 2017	88,170	7,119	39,368	134,658	139,711

2016
Shares	824	490	-	1,314	1,314
Debt securities	101,054	2,115	-	103,169	103,169
Money market and other short-term investments	6,776	317	-	7,093	7,093
Mortgage loans	-	-	33,696	33,696	38,499
Private loans	-	-	3,166	3,166	3,569
Deposits with financial institutions	-	-	129	129	129
Policy loans	-	-	2,207	2,207	2,207
Other	1,206	2,219	104	3,529	3,529
At December 31, 2016	109,860	5,142	39,303	154,304	159,510

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 13,749 million is current (2016: EUR 15,729 million).

Refer to note 47 Fair value for information on fair value measurement.

Loan allowance

Movement on the loan allowance account during the year were as follows:

	2017	2016
At January 1	(137)	(142)
Addition charged to income statement	(50)	(23)
Reversal to income statement	13	14
Amounts written off	10	17
Net exchange differences	3	-
Other	(4)	(3)
At December 31	(165)	(137)

Refer to note 49 Transfers of financial assets for a discussion of collateral received and paid.

Annual Report on Form 20-F 2017

228	Notes to the consolidated financial statements Note 23

23.2 Investments in real estate

	2017	2016
At January 1	1,999	1,990
Additions	239	89
Subsequent expenditure capitalized	10	12
Transfers from other headings	1	34
Disposals	(202)	(215)
Fair value gains / (losses)	193	70
Net exchange differences	(89)	19
Other	(4)	(1)
At December 31	2,147	1,999

95% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2016: 78%), of which 99% was performed by independent external appraisers (2016: 98%).

Of the investments in real estate EUR 633 million (2016: EUR 743 million) is held by Aegon Americas and EUR 1,494 million (2016: EUR 1,238 million) is held by Aegon the Netherlands.

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

Rental income of EUR 71 million (2016: EUR 69 million; 2015: EUR 61 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 21 million (2016: EUR 79 million; 2015: EUR 97 million). In 2017, EUR 1 million of direct operating expenses is related to investment properties that did not generate rental income during the period (2016: EUR 1 million; 2015: 1 million).

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

Annual Report on Form 20-F 2017

229	Notes to the consolidated financial statements Note 24

24 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2017	2016
Shares		25,370	25,492
Debt securities		24,836	30,305
Money market and other short-term investments		2,340	1,231
Deposits with financial institutions		2,946	2,951
Unconsolidated investment funds		134,132	140,077
Other		3,786	2,868
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		193,409	202,924

Investments in real estate	24.1	655	686
Total investments for account of policyholders		194,063	203,610

The decrease in investments for account of policyholders compared to December 31, 2016 is mainly caused by the reclassification to held for sale of Aegon Ireland plc. and negative foreign exchange rates translation adjustments. Refer to note 51 Business combinations for the sale of Aegon Ireland plc.

Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

24.1 Investments in real estate for account of policyholders

	2017	2016
At January 1	686	1,022
Additions	7	74
Subsequent expenditure capitalized	3	7
Disposals	(53)	(260)
Fair value gains / (losses)	38	(26)
Net exchange differences	(26)	(131)
At December 31	655	686

The investment property is leased out under operating leases.

Rental income of EUR 50 million (2016: EUR 60 million; 2015: EUR 72 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 4 million in 2017 (2016: EUR 5 million, 2015: EUR 7 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

Annual Report on Form 20-F 2017

230	Notes to the consolidated financial statements Note 25

25 Derivatives

	Derivative asset		Derivative liability
	2017	2016	2017	2016
Derivatives for general account
Derivatives not designated in a hedge	5,081	6,533	6,716	8,280
Derivatives designated as fair value hedges	32	45	48	119
Derivatives designated as cash flow hedges	393	1,234	233	250
Derivatives designated as Net foreign investment hedges	57	104	57	123
	5,563	7,916	7,053	8,771

Derivatives for account of policyholders
Derivatives not designated in a hedge	349	402	76	107
	349	402	76	107

Total derivatives 1)	5,912	8,318	7,130	8,878

[1]	Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

The fair value of derivatives on both the asset and liability side of the consolidated statement of financial position decreased during 2017 mainly due to changes in interest rates and other market movements during the year, as well as purchases, disposals and maturities. The divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance (BOLI/ COLI) business in the Americas contributed to the decrease of derivative assets with EUR 259 million compared to December 31, 2016. See note 47 Fair value for details on fair value measurement of derivatives.

Of the derivatives EUR 495 million (2016: EUR 1,030 million) and EUR 949 million (2016: EUR 2,537 million) are current derivative assets and liabilities respectively.

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

Use of derivatives

Derivatives not designated in a hedge - general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2017	2016	2017	2016
Derivatives held as an economic hedge	4,933	6,398	4,774	6,122
Bifurcated embedded derivatives	13	12	1,937	2,192
Other	134	124	5	(35)
Total	5,081	6,533	6,716	8,280

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

Annual Report on Form 20-F 2017

231	Notes to the consolidated financial statements Note 25

CDSs

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

		2017		2016
	Notional	Fair value	Notional	Fair value
CDSs	3,606	92	4,466	51

		2017		2016
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	4	-	1	-
AA	83	2	483	2
A	750	15	763	7
BBB	2,392	68	2,849	41
BB	357	8	243	-
B or lower	21	-	128	3
Total	3,606	92	4,466	51

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

For the years ended December 31, 2017, 2016, and 2015, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR (6) million, EUR 26 million and EUR (17) million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Annual Report on Form 20-F 2017

232	Notes to the consolidated financial statements Note 25

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

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 26 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 35 years. For the year ended December 31, 2017, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 598 million (2016: EUR 407 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2017, EUR 248 million of Aegon’s cash flow hedges were discontinued, due to the divestment of the payout annuity and BOLI/COLI businesses. Refer to note 51 Business combinations for more details regarding this divestment. Outside of this transaction no other of Aegon’s cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 19 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2017, Aegon recognized EUR 0 million of hedge ineffectiveness on cash flow hedges (2016: EUR 5 million gain; 2015: EUR 4 million gain). In 2017, EUR 113 million loss was reclassified from equity into investment income (2016: EUR 37 million loss, 2015: EUR 13 million loss). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 63 million gain.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2017 Total
Cash inflows	78	315	312	5,648	6,352
Cash outflows	-	1	4	-	5
Net cash flows	78	314	309	5,648	6,348

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2016 Total
Cash inflows	319	1,326	888	8,338	10,870
Cash outflows	-	1	4	-	5
Net cash flows	318	1,325	883	8,338	10,864

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

Annual Report on Form 20-F 2017

233	Notes to the consolidated financial statements Note 26

26 Investments in joint ventures

	2017	2016
At January 1	1,614	1,561
Additions	81	92
Share in net income	161	137
Share in changes in joint ventures equity (note 32.6)	(15)	9
Dividend	(118)	(196)
Net exchange difference	(17)	(4)
Other	7	15
At December 31	1,712	1,614

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

	AMVEST		Other Joint ventures
	2017	2016	2017	2016
Summarized statement of financial position
Cash and cash equivalents	109	135	342	373
Other current assets	166	237	721	737
Total current assets	276	372	1,063	1,110

Non-current assets	3,173	2,519	6,521	6,375
Total assets	3,449	2,891	7,584	7,485

Current financial liabilities excluding trade payables and other provisions	-	-	30	60
Other current liabilities	133	149	503	403
Total current liabilities	133	149	533	464

Non-current financial liabilities excluding trade payables and other provisions	643	476	220	292
Other non-current liabilities	-	-	5,871	5,721

Total non-current financial liabilities	643	476	6,091	6,013

Total liabilities	776	625	6,624	6,477

Net assets	2,673	2,266	960	1,009

Summarized statement of comprehensive income
Revenue	91	86	1,420	1,248
Results from financial transactions	275	205	(1)	1
Depreciation and amortization	-	-	(20)	(12)
Interest income	-	-	186	48
Interest expense	(5)	(7)	(3)	(3)

Profit or loss	357	275	160	122
Income tax (expense) or income	(1)	(10)	(74)	(47)
Post-tax profit or (loss)	357	266	86	75
Other comprehensive income	-	7	(32)	13
Total comprehensive income	357	273	54	89

Dividends received	49	95	69	101

Annual Report on Form 20-F 2017

234	Notes to the consolidated financial statements Note 27

An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:

	AMVEST		Other Joint ventures
	2017	2016	2017	2016
Net assets of joint venture as presented above	2,673	2,266	960	1,009
Net assets of joint venture excluding goodwill	2,673	2,266	587	626
Group share of net assets of joint venture, excluding goodwill	1,008	877	312	338
Goodwill on acquisition	-	-	373	383
Carrying amount	1,008	877	685	721

The difference in the carrying value of investments in joint ventures of EUR 1,712 million (2016: EUR 1,614 million) and the total of the carrying value of joint ventures presented above of EUR 1,693 million (2016: EUR 1,598 million) relates to joint ventures with a negative carrying value of EUR 18 million (2016: EUR 16 million) which have been reclassified to Provisions.

Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.

The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	AMVEST		Other Joint ventures
	2017	2016	2017	2016
Post-tax profit or loss	126	106	35	28
Other comprehensive income	-	2	(14)	7
Total comprehensive income	126	108	20	34

27 Investments in associates

	2017	2016
At January 1	270	242
Additions	73	20
Disposals	(15)	(4)
Share in net income	11	3
Share in changes in associate’s equity (note 32.6)	(5)	3
Impairment losses	(1)	-
Dividend	(11)	(7)
Net exchange difference	(13)	13
At December 31	308	270

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

Summarized financial information of associates

	2017	2016
Post-tax profit or loss	9	3
Other comprehensive income	(5)	3
Total comprehensive income	3	7

Carrying amount	308	270

The summarized financial information of associates presented above is based on the Group’s relative holding.

Annual Report on Form 20-F 2017

235	Notes to the consolidated financial statements Note 28

28 Reinsurance assets

Assets arising from reinsurance contracts related to:	2017	2016
Life insurance general account	17,419	9,714
Life insurance for account of policyholders	2	2
Non-life insurance	1,327	1,481
Investment contracts	453	11
At December 31	19,202	11,208

Amounts due from reinsurers in respect of claims already paid by the Group are included in note 30 Other assets and receivables.

Of the reinsurance assets EUR 13 million is current (2016: EUR 15 million).

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2017	9,714	2	9,716
Gross premium and deposits – existing and new business	11,326	6	11,332
Unwind of discount / interest credited	533	-	533
Insurance liabilities released	(2,877)	(3)	(2,880)
Fund charges released	(49)	-	(49)
Changes to valuation of expected future benefits	823	-	823
Policy transfers	(38)	-	(38)
Net exchange differences	(1,698)	-	(1,697)
Transfers to disposal groups	(239)	(3)	(242)
Transfer to/from insurance contract	23	-	23
Other movements	(97)	-	(97)
At December 31, 2017	17,419	2	17,421

At January 1, 2016	9,677	64	9,741
Gross premium and deposits – existing and new business	13,108	897	14,005
Unwind of discount / interest credited	783	23	806
Insurance liabilities released	(5,965)	15	(5,950)
Fund charges released	(11)	-	(11)
Changes to valuation of expected future benefits	38	-	38
Policy transfers	(14)	-	(14)
Net exchange differences	183	(6)	177
Transfers to disposal groups	(8,085)	(991)	(9,076)
At December 31, 2016	9,714	2	9,716

Annual Report on Form 20-F 2017

236	Notes to the consolidated financial statements Note 29

Movements during the year in reinsurance assets relating to non-life insurance:	2017	2016
At January 1	1,481	1,503
Gross premium and deposits – existing and new business	99	111
Unwind of discount / interest credited	89	89
Insurance liabilities released	(129)	(148)
Changes to valuation of expected future benefits	28	(57)
Changes in unearned premiums	(42)	(37)
Incurred related to current year	85	66
Incurred related to prior years	37	30
Release for claims settled current year	(19)	(12)
Release for claims settled prior years	(119)	(117)
Change in IBNR	(8)	(2)
Shadow accounting adjustment	6	19
Net exchange differences	(180)	41
Portfolio transfers and acquisitions	2	-
Other movements	(4)	(5)
At December 31	1,327	1,481

Assets arising from reinsurance contracts related to:	2017	2016
Normal course of business	6,648	7,609
Exit of a business	12,553	3,599
At December 31	19,202	11,208

Reinsurance assets increased by EUR 8.0 billion compared to December 31, 2016 mainly due to the divestment of the payout annuity, BOLI/COLI businesses and a block of life reinsurance business in the US. For more details on the divestment of these businesses refer to note 51 Business combinations.

The assets arising from reinsurance contracts related to the exit of a business per December 31, 2017 and 2016 relate, next to the above mentioned divestments, also to the sale of Aegon’s life reinsurance business from Transamerica Reinsurance (TARe) to SCOR, completed on August 9, 2011. The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business.

29 Deferred expenses

	2017	2016
DPAC for insurance contracts and investment contracts with discretionary participation features	9,688	10,882
Deferred cost of reinsurance	41	60
Deferred transaction costs for investment management services	406	481
At December 31	10,135	11,423

Current	838	1,080

Non-current	9,297	10,343

The divestment of the payout annuity and BOLI/COLI business in the Americas resulted in a write off of deferred policy acquisition costs of EUR 205 million. In addition, deferred policy acquisition costs are predominantly impacted by unfavorable currency translation adjustments.

Annual Report on Form 20-F 2017

237	Notes to the consolidated financial statements Note 30

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2017	10,882	60	481
Costs deferred during the year	938	-	41
Amortization through income statement	(770)	(13)	(29)
Shadow accounting adjustments	(216)	-	-
Impairments	-	-	(36)
Net exchange differences	(1,227)	(7)	(52)
Transfers to disposal groups	(6)	-	-
Other	88	-	-
At December 31, 2017	9,688	41	406

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2016	10,457	72	467
Costs deferred during the year	1,157	-	46
Disposal of group assets	(9)	-	-
Amortization through income statement	(837)	(14)	(28)
Shadow accounting adjustments	38	-	-
Impairments	(31)	-	-
Net exchange differences	119	1	(3)
Other	(12)	-	-
At December 31, 2016	10,882	60	481

In the following table a breakdown is provided of DPAC balances by line of business and reporting segment:

	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Total
2017
Life	6,351	20	162	70	1	420	7,025
Individual savings and retirement products	1,743	-	-	-	-	-	1,743
Pensions	-	55	741	-	-	-	797
Run-off business	53	-	-	-	-	-	53
Non-life	-	-	-	-	-	71	71
At December 31	8,148	76	903	70	1	490	9,688

2016
Life	6,674	25	156	71	1	740	7,668
Individual savings and retirement products	1,911	-	-	-	-	-	1,911
Pensions	-	59	839	-	-	-	899
Run-off business	312	-	-	-	-	-	312
Non-life	-	-	-	-	-	92	92
At December 31	8,898	84	996	71	1	832	10,882

30 Other assets and receivables

			Note		2017		2016
Real estate held for own use and equipment			30.1		530		572
Receivables			30.2		8,091		8,530
Accrued income			30.3		1,382		1,565
At December 31					10,002		10,667

Annual Report on Form 20-F 2017

238	Notes to the consolidated financial statements Note 30

30.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2016	338	237	575
At December 31, 2016	332	241	572
At December 31, 2017	307	223	530
Cost
At January 1, 2017	453	593	1,046
Additions	3	68	71
Acquired through business combinations	-	11	11
Capitalized subsequent expenditure	1	-	1
Disposals	(34)	(144)	(179)
Unrealized gains/(losses) through equity	8	-	8
Transfer to investments in real estate	-	-	-
Transfers to disposal groups	-	(5)	(5)
Net exchange differences	(34)	(40)	(74)
Other	-	7	7
At December 31, 2017	396	488	885
Accumulated depreciation and impairment losses
At January 1, 2017	121	352	474
Depreciation through income statement	8	63	71
Disposals	(28)	(131)	(159)
Impairment losses	-	-	-
Impairment losses reversed	(1)	-	(1)
Transfers to disposal groups	-	(5)	(5)
Net exchange differences	(10)	(20)	(30)
Other	-	6	6
At December 31, 2017	90	265	355

Cost
At January 1, 2016	442	544	986
Additions	8	58	67
Acquired through business combinations	-	-	-
Capitalized subsequent expenditure	2	-	2
Disposals	(1)	(11)	(12)
Unrealized gains/(losses) through equity	8	-	8
Transfer to investments in real estate	(15)	-	(15)
Transfers to disposal groups	-	-	-
Net exchange differences	8	2	10
Other	-	-	-
At December 31, 2016	453	593	1,046
Accumulated depreciation and impairment losses
At January 1, 2016	104	307	411
Depreciation through income statement	9	54	63
Disposals	-	(9)	(9)
Impairment losses	7	-	7
Impairment losses reversed	-	-	-
Transfers to disposal groups	-	-	-
Net exchange differences	2	-	2
Other	-	-	-
At December 31, 2016	121	352	474

General account real estate held for own use are mainly held by Aegon USA and Aegon the Netherlands, with relatively smaller holdings at Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounted to EUR 319 million (2016: EUR 350 million).

Annual Report on Form 20-F 2017

239	Notes to the consolidated financial statements Note 30

30% of the value of the general account real estate held for own use was last revalued in 2017 (2016: 35%), based on market value appraisals by qualified internal and external appraisers. 95% of the appraisals in 2017 were performed by independent external appraisers (2016: 97%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

None of the equipment is held for lease (2016: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

30.2 Receivables

	2017	2016 1)
Loans to associates	12	2
Loans to joint ventures	13	7
Receivables from policyholders	999	1,187
Receivables from brokers and agents	400	459
Receivables from reinsurers	2,708	1,979
Cash outstanding from assets sold	46	67
Trade receivables	910	1,434
Cash collateral	1,545	1,457
Reverse repurchase agreements	230	77
Income tax receivable	85	477
Other	1,190	1,463
Provision for doubtful debts	(48)	(79)
At December 31	8,091	8,530

Current	8,061	8,487

Non-current	30	44

[1]	Certain amounts within Receivables in 2016 have been reclassified to conform to the current year presentation as certain accounts were previously not mapped correctly to the line items disclosed in this note. These reclassifications are not considered material as these reclassifications had no effect on net income, shareholder’s equity and earnings per share, nor on the total of receivables of EUR 8,530 reported in 2016. The reclassifications have been made to the line items Receivables from policyholders, Receivables from brokers and agents, Receivables from reinsurers, Cash outstanding from assets sold, Trade receivables, Cash collateral and Other.

The movements in the provision for doubtful debts during the year were as follows:

	2017	2016
At January 1	(79)	(107)
Additions charged to earnings	(6)	(5)
Unused amounts reversed through the income statement	4	7
Used during the year	31	26
Net exchange differences	2	-
At December 31	(48)	(79)

30.3 Accrued income

	2017	2016
Accrued interest	1,357	1,543
Other	25	22
At December 31	1,382	1,565

Of accrued income EUR 1,364 million is current (2016: EUR 1,547 million).

Annual Report on Form 20-F 2017

240	Notes to the consolidated financial statements Note 31

31 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2016	299	1,472	57	61	12	1,901

At December 31, 2016	294	1,399	64	50	12	1,820
At December 31, 2017	293	1,153	99	51	36	1,633
Cost
At January 1, 2017	503	7,576	327	362	109	8,876
Additions	-	6	-	29	2	37
Acquisitions through business combinations	56	-	47	9	29	140
Capitalized subsequent expenditure	-	-	-	3	-	3
Disposals	(55)	(175)	-	(98)	-	(328)
Net exchange differences	(42)	(841)	(15)	(9)	(11)	(919)
Transfers to disposal groups	-	-	-	(2)	-	(2)
At December 31, 2017	462	6,565	359	294	128	7,808
Accumulated amortization, depreciation and impairment losses
At January 1, 2017	209	6,177	263	311	97	7,056
Amortization through income statement	-	63	7	28	6	104
Shadow accounting adjustments	-	26	-	-	-	26
Disposals	(28)	(165)	-	(95)	-	(288)
Impairment losses	-	-	-	8	-	8
Net exchange differences	(11)	(689)	(9)	(8)	(11)	(728)
Transfers to disposal groups	-	-	-	(2)	-	(2)
At December 31, 2017	169	5,412	260	243	92	6,176

Cost
At January 1, 2016	507	7,462	314	381	105	8,769
Additions	-	2	-	16	3	21
Acquisitions through business combinations	(8)	-	12	-	-	4
Capitalized subsequent expenditure	-	-	-	3	-	3
Disposals	-	-	-	(3)	-	(3)
Net exchange differences	4	112	1	(35)	1	83
At December 31, 2016	503	7,576	327	362	109	8,876
Accumulated amortization, depreciation and impairment losses
At January 1, 2016	208	5,990	257	320	93	6,868
Amortization through income statement	-	178	6	25	2	211
Shadow accounting adjustments	-	(89)	-	-	-	(89)
Disposals	-	-	-	(3)	-	(3)
Net exchange differences	-	98	(1)	(30)	2	69
At December 31, 2016	209	6,177	263	311	97	7,056

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 7 years (2016: 8 years). Future servicing rights are amortized over an average period up to 30 years, of which 14 years remain at December 31, 2017 (2016: 9 years). Software is generally depreciated over an average period of 5 years. At December 31, 2017, the remaining average amortization period was 4 years (2016: 3 years).

Annual Report on Form 20-F 2017

241	Notes to the consolidated financial statements Note 31

Goodwill increased by EUR 56 million and “customer intangibles” by EUR 29 million (included in the line “Other”) following the acquisition of Cofunds Ltd. in January 2017.

Future servicing rights increased by EUR 36 million following the acquisition of the Nordea second-pillar pension fund in August 2017.

The line disposals reflects the divestment of the payout annuity and BOLI/COLI business in the Americas and Unirobe Meeùs Groep in the Netherlands impacting goodwill by EUR 27 million, VOBA by EUR 11 million and software by EUR 3 million.

Refer to note 51 Business combinations on the acquisitions of Cofunds Ltd and Nordea second-pillar pension fund. As well as the divestments of the payout annuity and BOLI/COLI business, and Unirobe Meeùs Groep.

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2017	2016
Americas	174	198
Central & Eastern Europe	34	36
Asset Management	31	36
United Kingdom	54	-
The Netherlands	-	25
At December 31	293	294

Goodwill in Aegon USA is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Value in use calculations of Aegon USA have been actuarially determined based on business plans covering a period of typically three years and pre-tax risk adjusted discount rates. The value in use tests in the USA for the group of annuities cash-generating units remain unchanged from prior year except for the impact of currency translation adjustments (2017: EUR 121 million: 2016: EUR 131 million) and the retirement plans cash-generating unit (2017: EUR 52 million: 2016: EUR 57 million). The tests assume business plans covering a period of three years further extrapolated to ten years, where the new business levels for years 4-10 assumed a 0% growth rate (2016: 0%). The pre-tax adjusted discount rate was 17% for annuities and 18% for retirement plans as determined at date of acquisition.

To determine the recoverable amounts of the cash generating units of Aegon Central & Eastern Europe (CEE), value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically 3 years, that, in certain instances was further extrapolated to 20 years where the new business levels for years 4-20 assumed a growth rate based on the business plan of the third year, prudentially decreased by 20% (2016: 20%). Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of 8.3%-14.6% (2016: 7.4%-15.9%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

For Aegon UK, goodwill was allocated to one cash-generating unit – Cofunds Ltd., whose value in use EUR 263 million exceeded its carrying value. This was determined using a management approved business plan spanning 3 years and terminal growth rate prudentially assumed at 3%. Other key assumptions were post-tax discount rate of 10.8% and pre-tax discount rate of 11.8% used to adjust cash flows forecast.

Annual Report on Form 20-F 2017

242	Notes to the consolidated financial statements Note 32

VOBA

The movement in VOBA over 2017 can be summarized and compared to 2016 as follows:

	2017	2016
At January 1	1,399	1,472
Additions	6	2
Disposals	(11)	-
Amortization / depreciation through income statement	(63)	(178)
Shadow accounting adjustments	(26)	89
Net exchange differences	(153)	14
At December 31	1,153	1,399

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

VOBA	Americas	The Netherlands	United Kingdom	Asia	Total
2017
Life	883	-	-	1	884
Individual savings and retirement products	144	-	-	-	144
Pensions	7	17	98	-	122
Run-off businesses	4	-	-	-	4
Total VOBA	1,038	17	98	1	1,153

2016
Life	1,028	-	-	10	1,038
Individual savings and retirement products	181	-	-	-	181
Pensions	10	22	118	-	149
Distribution	-	8	-	-	8
Run-off businesses	23	-	-	-	23
Total VOBA	1,242	30	118	10	1,399

32 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2017	2016	2015
Share capital – par value	32.1	322	319	328
Share premium	32.2	7,731	7,873	8,059
Total share capital		8,053	8,193	8,387
Retained earnings		9,699	7,609	8,100
Treasury shares	32.3	(325)	(190)	(269)
Total retained earnings		9,374	7,419	7,832
Revaluation reserves	32.4	4,920	5,381	6,471
Remeasurement of defined benefit plans	32.5	(1,669)	(1,820)	(1,532)
Other reserves	32.6	(390)	1,347	1,283
Total shareholders’ equity		20,288	20,520	22,441

In May 2017, Aegon issued a total of 1,979,260 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the allocation of shares with senior management on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

In June 2017, Aegon distributed to its shareholders who elected stock dividend a total number of 26,916,371 common shares in respect to the final dividend for 2016. This stock dividend distribution was paid from treasury shares (note 32.3 Treasury shares).

In June 2017, Aegon issued to Vereniging Aegon 13,042,612 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the distribution of the final dividend 2016 in shares.

Annual Report on Form 20-F 2017

243	Notes to the consolidated financial statements Note 32

In September 2017, Aegon distributed to its shareholders 24,948,255 common shares as interim dividend 2017 in the form of stock. This stock dividend distribution was paid from treasury shares (note 32.3 Treasury shares) and with the issuance of 21,099,402 common shares with a par value of EUR 0.12

In December 2017, Aegon completed a share buyback program to neutralize the dilutive effect of the 2016 final dividend and 2017 interim dividend paid in shares, and repurchased a total of 51,864,626 common shares.

Furthermore, in December 2017, Aegon repurchased 13,042,592 common shares B from Vereniging Aegon to keep the voting rights of Vereniging Aegon on the agreed level.

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

32.1 Share capital – par value

	2017	2016	2015
Common shares	251	249	258
Common shares B	70	70	70
At December 31	322	319	328

Common shares	2017	2016	2015
Authorized share capital	720	720	720
Number of authorized shares (in million)	6,000	6,000	6,000
Par value in cents per share	12	12	12

Annual Report on Form 20-F 2017

244	Notes to the consolidated financial statements Note 32

Common shares B	2017	2016	2015
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Common shares		Common shares B
	Number of shares		Number of shares
	(thousands)	Total amount	(thousands)	Total amount
At January 1, 2015	2,145,948	258	581,326	70
Shares issued	-	-	3,696	-
Dividend	1,089	-	-	-
At December 31, 2015	2,147,037	258	585,022	70
Dividend	10,629	1	-	-
Shares withdrawn	(83,117)	(10)	-	-
At December 31, 2016	2,074,549	249	585,022	70
Dividend	21,099	3	-	-
At December 31, 2017	2,095,648	251	585,022	70

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thou- sands)
2015	2,146,261	583,608
2016	2,129,074	585,022
2017	2,080,792	585,022

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

32.2 Share premium

	2017	2016	2015
At January 1	7,873	8,059	8,270
Share dividend	(142)	(186)	(211)
At December 31	7,731	7,873	8,059

Share premium relating to:
- Common shares	6,078	6,220	6,406
- Common shares B	1,653	1,653	1,653
Total share premium	7,731	7,873	8,059

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

Annual Report on Form 20-F 2017

245	Notes to the consolidated financial statements Note 32

32.3 Treasury shares

On the reporting date, Aegon N.V. and its subsidiaries held 65,650,650 (2016: 48,780,045) of its own common shares and 15,345,680 (2016: 17,324,960) own common shares B with a par value of EUR 0.12 each.

Movements in the number of treasury common shares of Aegon N.V. were as follows:

	2017		2016		2015
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	47,473	178	42,998	257	49,537	306

Transactions in 2017:
Sale: transactions, average price EUR 3.44	(4,085)	(14)
Sale: 1 transaction, average price EUR 3.68	(26,916)	(99)
Sale: 1 transaction, average price EUR 3.77	(3,849)	(14)
Purchase: 1 transaction, average price EUR 5.09	51,865	263

Transactions in 2016:
Purchase: transactions, average price EUR 4.81			83,117	400
Sale: transactions, price average EUR 6.49			(6,153)	(40)
Sale: 1 transaction, price EUR 6.38			(20,137)	(129)
Purchase: transactions, average price EUR 3.51			29,259	103
Sale: 1 transaction, price EUR 5.11			(29,259)	(150)
Shares withdrawn: 1 transaction, price EUR 4.60			(83,117)	(382)
Purchase: transactions, average price EUR 3.84			30,765	118

Transactions in 2015:
Sale: 1 transaction, price EUR 7.24					(7,628)	(47)
Sale: 1 transaction, price EUR 6.62					(16,280)	(93)
Purchase: transactions, average price EUR 6.63					16,280	108
Sale: 1 transaction, price EUR 5.40					(19,047)	(123)
Purchase: transactions, average price EUR 5.28					20,137	106

At December 31	64,488	314	47,473	178	42,998	257

Movements in the number of treasury common shares B of Aegon N.V. were as follows:

	2017		2016		2015
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	17,325	2	-	-	-	-

Transactions in 2017:
Sale: 1 transaction, average price EUR 0.11	(1,979)	-
Sale: 1 transaction, average price EUR 0.11	(13,043)	(1)
Purchase: 1 transaction, average price EUR 0.13	13,043	2

Transactions in 2016:
Purchase: transactions, average price EUR 0.11			17,325	2

Transactions in 2015:
-	-	-	-	-	-	-

At December 31	15,346	2	17,325	2	-	-

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

Annual Report on Form 20-F 2017

246	Notes to the consolidated financial statements Note 32

	2017		2016		2015
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	64,488	314	47,473	178	42,998	257
Held by subsidiaries	1,162	9	1,307	10	1,534	12

Common shares B
Held by Aegon N.V.	15,346	2	17,325	2	-	-
At December 31	80,996	325	66,105	190	44,532	269

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)
2015	45,097	-
2016	81,570	9,893
2017	38,490	9,841

32.4 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2017	3,418	59	1,904	5,381
Gross revaluation	1,310	8	(115)	1,203
Net (gains) / losses transferred to income statement	(1,330)	-	(738)	(2,069)
Foreign currency translation differences	(228)	(8)	(216)	(452)
Tax effect	308	9	567	883
Other	(28)	-	1	(27)
At December 31, 2017	3,450	68	1,402	4,920

At January 1, 2016	4,546	52	1,873	6,471
Gross revaluation	857	8	(131)	733
Net (gains) / losses transferred to income statement	(2,122)	-	78	(2,044)
Foreign currency translation differences	(101)	2	61	(38)
Tax effect	240	(3)	24	262
Other	(2)	-	-	(2)
At December 31, 2016	3,418	59	1,904	5,381

At January 1, 2015	6,741	42	1,525	8,308
Gross revaluation	(2,479)	8	278	(2,193)
Net (gains) / losses transferred to income statement	(485)	-	(13)	(498)
Disposal of a business	(468)	-	-	(468)
Foreign currency translation differences	307	5	181	492
Tax effect	934	(2)	(98)	833
Other	(3)	-	-	(3)
At December 31, 2015	4,546	52	1,873	6,471

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

Annual Report on Form 20-F 2017

247	Notes to the consolidated financial statements Note 32

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2017	2016	2015
Shares	40	130	139
Debt securities	3,423	3,245	4,354
Other	(14)	43	53
Revaluation reserve for available-for-sale investments	3,450	3,418	4,546

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

32.5 Remeasurement of defined benefit plans

	2017	2016	2015
At January 1	(1,820)	(1,532)	(1,611)
Remeasurements of defined benefit plans	224	(392)	234
Tax effect	(175)	89	(75)
Net exchange differences	102	16	(86)
Disposal of a business	-	-	6
Total remeasurement of defined benefit plans	(1,669)	(1,820)	(1,532)

32.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2017	1,734	(418)	31	1,347
Movement in foreign currency translation and net foreign investment hedging reserves	(1,929)	129	-	(1,800)
Disposal of a business	7	-	-	7
Tax effect	108	(32)	-	76
Equity movements of joint ventures	-	-	(15)	(15)
Equity movements of associates	-	-	(5)	(5)
At December 31, 2017	(80)	(321)	11	(390)

At January 1, 2016	1,731	(467)	19	1,283
Movement in foreign currency translation and net foreign investment hedging reserves	25	65	-	91
Tax effect	(22)	(17)	-	(39)
Equity movements of joint ventures	-	-	9	9
Equity movements of associates	-	-	3	3
At December 31, 2016	1,734	(418)	31	1,347

At January 1, 2015	268	(382)	27	(86)
Movement in foreign currency translation and net foreign investment hedging reserves	1,687	(181)	-	1,505
Disposal of a business	(127)	51	-	(76)
Tax effect	(98)	45	-	(52)
Equity movements of joint ventures	-	-	(8)	(8)
Equity movements of associates	-	-	(1)	(1)
At December 31, 2015	1,731	(467)	19	1,283

The foreign currency translation reserve includes the currency results from investments in non-euro denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

Annual Report on Form 20-F 2017

248	Notes to the consolidated financial statements Note 33

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

33 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2017	3,008	454	65	271	3,797
Shares granted	-	-	26	-	26
Shares vested	-	-	(30)	-	(30)
At December 31, 2017	3,008	454	61	271	3,794

At January 1, 2016	3,008	454	68	271	3,800
Shares granted	-	-	13	-	13
Shares vested	-	-	(16)	-	(16)
At December 31, 2016	3,008	454	65	271	3,797

At January 1, 2015	3,008	454	94	271	3,827
Shares granted / Share options cost incurred	-	-	26	-	26
Shares vested / Share options forfeited	-	-	(53)	-	(53)
At December 31, 2015	3,008	454	68	271	3,800

[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2017	2016	2015
USD 500 million	6.50%	Quarterly, December 15	2018	424	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2018	212	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2018	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2018	821	821	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2018	950	950	950
EUR 200 million	6.0%	Annually, July 21	2018	200	200	200
At December 31				3,008	3,008	3,008

[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.
[3]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

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

Annual Report on Form 20-F 2017

249	Notes to the consolidated financial statements Note 34

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2017	2016	2015
EUR 136 million	5.185% 1), 4)	Annual, October 14	2018	136	136	136
EUR 203 million	4.260% 2), 4)	Annual, March 4	2021	203	203	203
EUR 114 million	1.506% 3), 4)	Annual, June 8	2025	114	114	114
At December 31				454	454	454
[1]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[2]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[3]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015 and 1.506% until 2025.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2017	2016	2015
USD 525 million	8%	Quarterly, February 15	2018	271	271	271
At December 31				271	271	271

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

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however, Aegon has the right to call the securities for redemption at par on any coupon payment date. In 2017 Aegon had this right for the first time, but it was not exercised.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2017, the equity component amounted to EUR 271 million (2016: EUR 271 million), subordinated borrowings amounted to EUR 69 million (2016: EUR 72 million) and a deferred tax liability amounting to EUR 92 million (2016: EUR 106 million).

Refer to note 34 Subordinated borrowings for details of the component classified as subordinated borrowings.

34 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2017	2016
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	695	695
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2018	69	72
At December 31				764	767

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

Subordinated borrowings include a liability of EUR 69 million (2016: EUR 72 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the

Annual Report on Form 20-F 2017

250	Notes to the consolidated financial statements Note 35

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

The fair value of these loans amounted to EUR 953 million (2016: EUR 844 million).

35 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of next call	2017	2016
USD 225 million 1)	7.65%	Semi-annually, December 1	1996	2026	n.a.	91	109
USD 190 million 1)	7.625%	Semi-annually, November 15	1997	2037	n.a.	41	47
At December 31						133	156

[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

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

The fair value of these loans amounted to EUR 137 million (2016: EUR 141 million).

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

Sources of underwriting risk include policyholder behavior (such as lapses, surrender of policies or partial withdrawals), policy claims (such as mortality, longevity or morbidity) and expenses. For some product lines, Aegon is at risk if policy lapses increase as sometimes Aegon is unable to fully recover upfront expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. There are also products where Aegon is at risk if lapses decrease, for example where this would result in a higher utilization rate of product guarantees. For mortality and morbidity risk, Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. Aegon is also at risk if expenses are higher than assumed by management.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. Aegon’s best estimate assumptions already include expected future developments and the sensitivities represent an increase or decrease of lapse

Annual Report on Form 20-F 2017

251	Notes to the consolidated financial statements Note 36

rates, mortality rates and morbidity rates, compared to Aegon’s best estimate assumptions. Increases in mortality rates lead to an increase in the level of benefits and claims. These underwriting sensitivities were run using a permanent shock applied to all of Aegon’s products, both products exposed to an increase and products exposed to a decrease in the rates. From the table below we can see that the mortality sensitivity has the largest impact and in aggregate, Aegon is exposed to a decrease in mortality rates.

		2017		2016
Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	69	94	47	36
20% decrease in lapse rates	(124)	(155)	(104)	(91)
10% increase in mortality rates	514	91	548	153
10% decrease in mortality rates	(1,011)	(577)	(1,039)	(582)
10% increase in morbidity rates	(492)	(463)	(521)	(445)
10% decrease in morbidity rates	189	142	184	127

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. Over the past years Aegon the Netherlands has initiated a number of transactions to hedge this risk via both longevity index derivatives and reinsurance contracts.

36.2 Insurance contracts for general account

	2017	2016
Life insurance	98,422	105,763
Non-life insurance
- Unearned premiums and unexpired risks	5,447	5,822
- Outstanding claims	2,206	2,226
- Incurred but not reported claims	830	1,018
Incoming reinsurance	3,913	4,739
At December 31	110,818	119,569

	2017	2016
Non-life insurance:
- Accident and health insurance	8,225	8,821
- General insurance	259	245
Total non-life insurance	8,484	9,066

Annual Report on Form 20-F 2017

252	Notes to the consolidated financial statements Note 36

Movements during the year in life insurance:	2017	2016
At January 1	105,763	109,884
Acquisitions	-	7
Disposals	-	(99)
Portfolio transfers and acquisitions	139	97
Gross premium and deposits – existing and new business	6,498	6,356
Unwind of discount / interest credited	4,200	4,050
Insurance liabilities released	(9,247)	(10,033)
Changes in valuation of expected future benefits	(1,145)	820
Loss recognized as a result of liability adequacy testing	843	-
Shadow accounting adjustments	92	2,053
Net exchange differences	(8,598)	812
Transfer (to) / from reinsurance assets	23	-
Transfer (to) / from insurance contracts for account of policyholders	135	1
Transfers to disposal groups 1)	(239)	(8,190)
Other	(43)	5
At December 31	98,422	105,763
[1] Linked to the sale of Aegon UK’s annuity portfolio, reported in Assets held for sale, refer to note 22 Assets and liabilities held for sale and note 51 Business combinations.

Movements during the year in non-life insurance:	2017	2016
At January 1	9,066	8,616
Disposals	-	(334)
Portfolio transfers and acquisitions	5	-
Gross premiums – existing and new business	1,893	2,140
Unwind of discount / interest credited	444	426
Insurance liabilities released	(1,065)	(1,186)
Changes in valuation of expected future claims	173	44
Change in unearned premiums	(1,017)	(1,093)
Change in unexpired risks	3	2
Incurred related to current year	750	684
Incurred related to prior years	231	354
Release for claims settled current year	(287)	(253)
Release for claims settled prior years	(717)	(843)
Shadow accounting adjustments	76	289
Change in IBNR	(79)	(15)
Net exchange differences	(986)	242
Other	(5)	(5)
At December 31	8,484	9,066

Movements during the year in incoming reinsurance:	2017	2016
At January 1	4,739	4,542
Gross premium and deposits – existing and new business	1,625	1,700
Unwind of discount / interest credited	175	179
Insurance liabilities released	(2,005)	(1,904)
Change in unearned premiums	1	4
Changes in valuation of expected future benefits	(57)	59
Shadow accounting adjustments	(1)	-
Loss recognized as a result of liability adequacy	(1)	9
Net exchange differences	(558)	138
Other	(4)	13
At December 31	3,913	4,739

Annual Report on Form 20-F 2017

253	Notes to the consolidated financial statements Note 37

36.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2017	2016
At January 1	120,929	112,679
Portfolio transfers and acquisitions	(259)	(353)
Gross premium and deposits – existing and new business	12,144	12,931
Unwind of discount / interest credited	13,349	7,085
Insurance liabilities released	(10,882)	(8,206)
Fund charges released	(1,746)	(1,725)
Changes in valuation of expected future benefits	100	268
Transfer (to) / from insurance contracts	(135)	(1)
Transfer (to) / from investment contracts for account of policyholders	-	(808)
Transfers to disposal groups	(1,359)	(1,002)
Net exchange differences	(10,289)	55
Other	317	6
At December 31	122,168	120,929

Included in Transfers to disposal groups for 2017 is the sale of Aegon Ireland plc. business which is classified as held for sale per year-end 2017. As a result, the Insurance contracts for account of policyholders are no longer included in the 2017 ending balance. For 2016 the sale of Aegon UK’s annuity portfolio was included here. Refer to note 22 Assets and liabilities held for sale and note 51 Business combinations.

Included in Other is the reclassification of the pension contract relating to the personnel of Unirobe Meeùs Groep (UMG) from defined benefit plans to insurance contracts for account of policy holders following the sale of UMG in November 2017.

37 Investment contracts

37.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2017	19,217	355	19,572
Portfolio transfers and acquisitions	55	-	55
Deposits	8,432	-	8,432
Withdrawals	(8,455)	-	(8,455)
Investment contracts liabilities released	-	(64)	(64)
Interest credited	268	-	268
Net exchange differences	(1,102)	(13)	(1,114)
Transfer to/from other headings	21	-	21
Other	(1,771)	-	(1,771)
At December 31, 2017	16,665	278	16,943

At January 1, 2016	17,260	457	17,718
Portfolio transfers and acquisitions	105	-	105
Deposits	7,200	-	7,200
Withdrawals	(6,059)	-	(6,059)
Investment contracts liabilities released	-	(42)	(42)
Interest credited	267	-	267
Net exchange differences	294	(61)	233
Other	150	-	150
At December 31, 2016	19,217	355	19,572

The value of investment contracts for general account decreased in 2017 mainly due to a paydown of USD 2 billion to the Federal Home Loan Bank visible under “other” relating to advances on spread products, and due to net exchange differences.

Annual Report on Form 20-F 2017

254	Notes to the consolidated financial statements Note 38

Investment contracts consist of the following:	2017	2016
Institutional guaranteed products	1,053	3,223
Fixed annuities	5,714	6,809
Savings accounts	9,568	8,814
Investment contracts with discretionary participation features	278	355
Other	331	371
At December 31	16,943	19,572

37.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2017	42,803	41,971	84,774
Gross premium and deposits – existing and new business	5,393	1,313	6,706
Withdrawals	(7,654)	-	(7,654)
Interest credited	4,589	4,558	9,147
Investment contracts liabilities released	-	(9,006)	(9,006)
Fund charges released	(176)	-	(176)
Net exchange differences	(4,272)	(1,570)	(5,842)
Transfers to disposal groups	(3,498)	-	(3,498)
Other	(16)	-	(16)
At December 31, 2017	37,169	37,265	74,434

At January 1, 2016	40,365	49,754	90,119
Gross premium and deposits – existing and new business	6,553	1,724	8,277
Withdrawals	(6,393)	-	(6,393)
Interest credited	2,649	7,280	9,929
Investment contracts liabilities released	-	(10,841)	(10,841)
Fund charges released	(209)	-	(209)
Net exchange differences	(12)	(6,754)	(6,767)
Transfer (to) / from insurance contracts for account of policyholders	-	808	808
Other	(149)	-	(149)
At December 31, 2016	42,803	41,971	84,774

Transfers to disposal groups relates to the Aegon Ireland plc. business which is classified as held for sale per year-end 2017. As a result, the investment contracts for account of policyholders are no longer included in the 2017 ending balance. Refer to note 22 Assets and liabilities held for sale and note 51 Business combinations.

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

Annual Report on Form 20-F 2017

255	Notes to the consolidated financial statements Note 38

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

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

	2017				2016
	United States 1)	The Nether- lands 2)	United Kingdom	Total 3)	United States 1)	The Nether- lands 2)	United Kingdom	Total 3)
At January 1	405	1,555	68	2,028	510	1,432	56	1,998
Incurred guarantee benefits 4)	(114)	(8)	(37)	(158)	(113)	123	-	10
Paid guarantee benefits	(1)	-	-	(1)	(1)	-	12	11
Transfers to disposal groups	-	-	(30)	(30)	-	-	-	-
Net exchange differences	(42)	-	(2)	(44)	10	-	-	10
At December 31	247	1,547	-	1,794	405	1,555	68	2,028

Account value 5)	33,371	8,805	-	42,175	35,374	8,957	1,350	45,681
Net amount at risk 6)	94	1,737	-	1,831	222	1,972	68	2,262
[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 25 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits mainly relates to equity markets rising, fair value movements due to increasing interest rates and tightening of treasury swaps spreads.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2017, the reinsured account value was 2.0 billion (2016: EUR 2.4 billion) and the guaranteed remaining balance was EUR 1.2 billion (2016: EUR 1.5 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2017, the contract had a value of EUR 34 million (2016: EUR 50 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts and equity total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury futures and treasury forwards to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component. The net amount at risk represents the sum of the

Annual Report on Form 20-F 2017

256	Notes to the consolidated financial statements Note 38

positive differences between the discounted maximum amount payable under the guarantees and the account value, which is the actual fund value of the policyholder.

The guarantees in the United Kingdom relate to the Aegon Ireland plc. business which is classified as held for sale per year-end 2017 and as a result the guarantees are no longer included in the 2017 ending balance.

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

The fixed annuities product balance as of December 31, 2017, amounted to EUR 270 million (2016: EUR 328 million).

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

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

	2017			2016
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	531	849	1,381	544	816	1,359
Incurred guarantee benefits 5)	(49)	(121)	(171)	48	83	130
Paid guarantee benefits	(60)	(26)	(86)	(75)	(74)	(148)
Net exchange differences	(58)	(94)	(153)	15	25	40
At December 31	364	608	972	531	849	1,381

	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value 6)	52,070	5,270		54,821	5,628
Net amount at risk 7)	1,309	474		2,615	684
Average attained age of contract holders	69	70		69	69
[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[5]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.
[6]	Account value reflects the actual fund value for the policyholders.
[7]	The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

Annual Report on Form 20-F 2017

257	Notes to the consolidated financial statements Note 38

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2017	2016
	GMI 1), 2)	GMI 1), 2)
At January 1	5,542	4,741
Incurred guarantee benefits 3)	(823)	801
At December 31	4,719	5,542

Account value 4)	18,754	19,467
Net amount at risk 5)	4,440	5,017
[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]	The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 47 Fair value.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 23.1% at December 31, 2017, and 24.0% at December 31, 2016. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks.

Annual Report on Form 20-F 2017

258	Notes to the consolidated financial statements Note 39

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net loss before tax of EUR 75 million (2016: loss of EUR 61 million) to earnings. The main drivers of this loss before tax are a fair value loss on hedges related to the guarantee reserves of EUR 1.417 million (2016: EUR 325 million gain) and a loss of EUR 243 million related to increasing own credit spread (2016: EUR 404 million gain), partly offset by a gain of EUR 1.147 million related to a increase in equity markets (2016: EUR 671 million gain) positive results related to increases in risk free rates of EUR 169 million (2016: EUR 1.159 million loss) and DPAC offset, a gain of EUR 81 million related to decreases in equity volatilities (2016: EUR 7 million gain) and other contributed a gain of EUR 205 million (2016: EUR 279 million loss).

Guarantee reserves decreased by EUR 1.121 million in 2017 (2016: increase of EUR 863 million).

39 Borrowings

				2017	2016
Capital funding				2,280	2,386
Operational funding				11,355	10,766
At December 31				13,635	13,153

Current				1,692	1,902
Non-current				11,943	11,251

Fair value of borrowings				14,035	13,545

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

Capital funding

On July 18, 2017 Aegon redeemed unsecured notes with a coupon of 3%, issued in 2012. The principal amount of EUR 500 million was repaid with accrued interest. On August 30, 2017 Aegon issued senior unsecured notes of EUR 500 million, due August 30, 2018. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 100.157%, and will carry a coupon of 0.00%.

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2017	2016
EUR 500 million Unsecured Notes	3%	July 18	2012 / 17	-	500
EUR 500 million Unsecured Notes	0%	August 30	2017 / 18	500	-
EUR 75 million Medium-Term Notes 1)	4.625%	December 9	2004 / 19	82	84
USD 500 million Senior Notes 1), 2)	5.75%	Semi-annually	2005 / 20	455	526
EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016 / 23	495	495
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	279	291
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	445	462
Other				24	28
At December 31				2,280	2,386
[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 46 Capital management and solvency.

Operational funding

During 2017, the operational funding increased EUR 0.6 billion due to new FHLB advances of EUR 1.3 billion and two covered bond issuances in the Netherlands of EUR 0.5 billion in June and November 2017. This was partly offset by the redemption of Seacure

Annual Report on Form 20-F 2017

259	Notes to the consolidated financial statements Note 39

12 in the Netherlands of EUR 1.0 billion and the redemption of operational funding of EUR 0.4 billion supporting a captive insurance company, which was dissolved following the divestment of a block of life reinsurance business in the Americas. Next to this there was a decrease of EUR 0.5 billion as result of foreign exchange impacts on the US dollar positions as a result of the strengthening of the euro.

During 2016, Aegon redeemed EUR 450 million of ECB LTRO, EUR 225 million of ECB MRO, EUR 737 million of regular borrowings and repurchased the mortgage loans from SAECURE 9 and SAECURE 10 for EUR 1,658 million. In addition, Aegon entered into a USD 3 billion new liquidity program from the Federal Home Loan Bank and issued a EUR 500 million covered bond.

	Coupon rate	Coupon date	Issue / Maturity	2017	2016
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- / 2018-20	729	423
EUR 1,365 million “SAECURE 12” RMBS Note 1), 2)	Floating	Quarterly	2012 / 17	-	1,030
EUR 1,123 million “SAECURE 13” RMBS Note 1), 3)	Floating	Quarterly	2013 / 18	750	862
EUR 1,367 million “SAECURE 14” RMBS Note 1), 4)	Floating	Quarterly	2014 / 19	994	1,126
EUR 1,443 million “SAECURE 15” RMBS Note 1), 5)	Floating	Quarterly	2014 / 20	1,164	1,284
EUR 750 million Conditional Pass-Through Covered Bond 1), 6)	0.267%	Annual	2015 / 20	747	747
EUR 500 million Conditional Pass-Through Covered Bond 1), 7)	0.250%	Annual	2016 / 23	496	495
EUR 500 million Conditional Pass-Through Covered Bond 1), 8)	0.750%	Annual	2017 / 27	486	-
EUR 500 million Conditional Pass-Through Covered Bond 1), 9)	0.375%	Annual	2017 / 24	497	-
USD 1.54 billion Variable Funding Surplus Note 10), 11)	Floating	Quarterly	2006 / 36	1,322	1,505
USD 550 million Floating Rate Guaranteed Note 10), 12)	Floating	Quarterly	2007 / 37	-	450
FHLB Secured borrowings 1)	Floating	Quarterly	2016 / 46	4,160	2,839
Other				10	3
At December 31				11,355	10,766

[1] Issued by a subsidiary of Aegon N.V.

[2] The Notes were called for redemption on the first optional redemption date (30 October 2017).

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

[8] The maturity date is 27 June 2027; the extended due for payment date is 27 June 2059.

[9] The maturity date is 21 November 2024; the extended due for payment date is 21 November 2056.

[10]  Outstanding amounts can vary up to the maximum stated nominal amount.

[11] This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. - refer to note 48 Commitments and contingencies.

[12] This debenture was issued by a wholly owned captive that was consolidated in the Aegon N.V. consolidated financial statements. It was repaid on 28 December 2017.

Other

Included in borrowings is EUR 536 million relating to borrowings measured at fair value (2016: EUR 610 million). For the year 2017, Aegon’s credit spread had a negative impact of EUR 15 million on income before tax (2016: negative impact of EUR 1 million) and a negative impact of EUR 10 million on shareholders’ equity (2016: negative impact of EUR 1 million). The cumulative negative impact of Aegon’s credit spread for borrowings in portfolio at year-end, based on observable market data, on income before tax amounted to EUR 27 million (2016: EUR 12 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 9 million (2016: EUR 39 million).

Undrawn committed borrowing facilities:				2017	2016
Floating-rate
- Expiring within one year				197	463
- Expiring beyond one year				3,170	3,422
At December 31				3,367	3,885

There were no defaults or breaches of conditions during the period.

Annual Report on Form 20-F 2017

260	Notes to the consolidated financial statements Note 40

40 Provisions

					2017	2016
At January 1					173	175
Additional provisions					107	92
Disposals					(72)	(33)
Unused amounts reversed through the income statement					-	(3)
Used during the year					12	(55)
Net exchange differences					(9)	(3)
At December 31					210	173
Current					151	88
Non-current					60	85

The remaining provisions mainly consist of litigation provisions of EUR 92 million (2016: EUR 11 million) including EUR 85 million in anticipation of a possible settlement in connection with an investigation by the SEC, refer to Note 48 Commitments and contingencies, restructuring provisions of EUR 27 million (2016: EUR 39 million), provisions regarding fees payable upon purchase and surrender of unit-linked policies in the Polish Life Insurance portfolio of EUR 20 million (2016: EUR 24 million) and other provisions of EUR 71 million (2016: EUR 74 million) including the remaining provision related to the harbor workers’ former pension fund Optas. The provision for unearned commission decreased to EUR 0 million (2016: EUR 25 million) due to the sale of Unirobe Meeùs Groep.

41 Defined benefit plans

					2017	2016
Retirement benefit plans					3,657	4,453
Other post-employment benefit plans					293	314
Total defined benefit plans					3,950	4,767

Retirement benefit plans in surplus					55	51
Other post-employment benefit plans in surplus					-	-
Total defined benefit assets					55	51

Retirement benefit plans in deficit					3,712	4,503
Other post-employment benefit plans in deficit					293	314
Total defined benefit liabilities					4,005	4,817

	2017			2016
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	4,453	314	4,767	4,135	296	4,430
Defined benefit expenses	242	19	262	302	22	324
Remeasurements of defined benefit plans	(233)	10	(224)	388	5	392
Acquisition of subsidiary	-	-	-	-	3	3
Contributions paid	(163)	-	(163)	(250)	-	(250)
Benefits paid	(108)	(19)	(128)	(106)	(18)	(125)
Net exchange differences	(133)	(31)	(164)	(15)	7	(8)
Other	(400)	-	(400)	-	-	-
At December 31	3,657	293	3,950	4,453	314	4,767

Other reflects the reclassification of the pension contract relating to the personnel of Unirobe Meeùs Groep (UMG) from defined benefit plans to insurance contracts for account of policyholders following the sale of UMG in November 2017.

Annual Report on Form 20-F 2017

261	Notes to the consolidated financial statements Note 41

The amounts recognized in the statement of financial position are determined as follows:

	2017			2016

	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,389	-	4,389	4,834	-	4,834
Fair value of plan assets	(3,622)	-	(3,622)	(3,793)	-	(3,793)
	767	-	767	1,041	-	1,041
Present value of wholly unfunded obligations 1)	2,890	293	3,183	3,412	314	3,726
At December 31	3,657	293	3,950	4,453	314	4,767

[1] As all pension obligations are insured at subsidiary Aegon Levensverzekering almost all assets held by Aegon Nederland backing retirement benefits of EUR 2,457 million (2016: EUR 2,796 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2017 and 2016.

	2017			2016

Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	148	11	158	127	13	140
Net interest on the net defined benefit liability (asset)	99	10	109	123	11	134
Past service cost	(5)	(1)	(6)	53	(2)	50
Total defined benefit expenses	242	19	262	302	22	324

				2015

				Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost				134	10	144
Net interest on the net defined benefit liability (asset)				119	10	129
Past service cost				(7)	20	13
Total defined benefit expenses				246	40	286
Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.
Movements during the year of the present value of the defined benefit obligations					2017	2016
At January 1					8,560	8,000
Acquisition of subsidiary					-	3
Current year service cost					158	140
Interest expense					230	267
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions					30	(211)
- Actuarial gains and losses arising from changes in financial assumptions					29	894
Past service cost					(6)	50
Contributions by plan participants					12	11
Benefits paid					(523)	(461)
Net exchange differences					(519)	(133)
Other					(400)	-
At December 31					7,572	8,560

Annual Report on Form 20-F 2017

262	Notes to the consolidated financial statements Note 41

Movements during the year in plan assets for retirement benefit plans							2017	2016
At January 1							3,793	3,569
Interest income (based on discount rate)							121	134
Remeasurements of the net defined liability (asset)							283	290
Contributions by employer							175	261
Benefits paid							(396)	(336)
Net exchange differences							(355)	(125)
At December 31							3,622	3,793

	2017				2016
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets
Equity instruments	127	4	131	4%	206	14	219	6%
Debt instrument	397	411	809	22%	570	713	1,283	34%
Derivatives	-	254	254	7%	-	179	179	5%
Investment funds	5	2,027	2,032	56%	4	1,701	1,705	45%
Structured securities	-	-	-	0%	-	3	3	0%
Other	25	372	397	11%	12	392	405	11%
At December 31	554	3,068	3,622	100%	792	3,001	3,793	100%

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Managers of Transamerica Corporation. The Board of Managers has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 629 million at December 31, 2017 (2016: EUR 742 million deficit).

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

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2017 or 2016. However, with the Aegon N.V. Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 89 million in September 2017 (EUR 226 million in September 2016) that was over and above the minimum required funding levels as set forth by the Internal Revenue Code.

Annual Report on Form 20-F 2017

263	Notes to the consolidated financial statements Note 41

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 257 million (2016: EUR 286 million unfunded).

Aegon USA provides health care benefits to retired employees through continuation of coverage in self funded plans, which are classified as unfunded per IAS 19 financial guidance. The postretirement health care benefits under the Plans are administered by Transamerica Corporation, which has delegated the claims administration to third-party administrators. Aegon USA maintains two plans which provide continuation of coverage for retiree medical benefits. For each plan, Aegon USA has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts.

Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 227 million (2016: EUR 246 million).

The weighted average duration of the defined benefit obligation is 13.2 years (2016: 13.3 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2017	2016
Demographic actuarial assumptions
Mortality	US mortality table1)	US mortality table2)

Financial actuarial assumptions
Discount rate	3.55%	4.10%
Salary increase rate	3.85%	3.87%
Health care trend rate	7.40%	7.25%
[1]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2017.
[2]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2016.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

Annual Report on Form 20-F 2017

264	Notes to the consolidated financial statements Note 41

	Estimated approximate effects on the defined benefit obligation
	2017	2016
Demographic actuarial assumptions
10% increase in mortality rates	(76)	(77)
10% decrease in mortality rates	83	84

Financial actuarial assumptions
100 basis points increase in discount rate	(402)	(440)
100 basis points decrease in discount rate	498	546
100 basis points increase in salary increase rate	38	42
100 basis points decrease in salary increase rate	(33)	(37)
100 basis points increase in health care trend rate	15	16
100 basis points decrease in health care trend rate	(13)	(14)

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

	Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments		22-30%
Debt instruments		42-53%
Other		22-31%

Aegon the Netherlands

Aegon Nederland has a number of defined benefit plans and a small number of defined contribution plans. The defined benefit plans are subject to Dutch Pension regulations and governed by the Board of Directors of Aegon Nederland. The Board of Directors has the full power and discretion to administer the plan including developing investment policy and managing assets for the plans (although these assets do not qualify as ‘plan assets’ as defined by IFRS), deciding questions related to eligibility and benefit amounts, and any disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. Aegon Nederland runs, in principle, full actuarial and investment risk regarding the defined benefit plans. This includes the risks of low interest rates, low returns and increased longevity. A part of this risk can be attributed to plan participants by lowering indexation or by increasing employee contributions.

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

The contributions to the retirement benefit plan of Aegon Nederland are paid by both the employees and the employer, with the employer contribution being variable1. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average wage system. The defined benefit plans were unfunded by EUR 2,628 million at December 31, 2017. (2016: EUR 3,121 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS The average remaining duration of the defined benefits obligation is 19.6 years (2016: 19.7 years).

As a consequence of the sale of UMG to Aon Groep Nederland during 2017, the defined benefit obligation (DBO) and the assets backing the DBO related to UMG have been derecognized. This resulted in a decrease of the ‘DBO’ and ‘insurance contracts for general account’ of EUR 478 million. On the other hand, the pension contract between UMG and Aegon Levensverzekering N.V. is no longer

1	Aegon Nederland deducts employee contributions from the total pension expenses.

Annual Report on Form 20-F 2017

265	Notes to the consolidated financial statements Note 41

eliminated. This resulted in an increase of the ‘insurance contracts for risk of policy holders’ and ‘investments for account of policy holders’ of EUR 442 million.

Aegon Nederland also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon Nederland has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon Nederland has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon Nederland reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 65 million at December 31, 2017 (2016: EUR 68 million). The weighted average duration of the other post-employment benefit plans is 11.9 years (2016: 10.8 years).

Plan amendments

The minimum tax-qualified retirement age for occupational retirement plans in the Netherlands is triggered by an increase in average life expectancy as determined by the Central Bureau of Statistics. Effective January 1, 2018, the tax-qualified retirement age in combination with the maximum annual benefit accrual of 1.875% becomes 68. As a result Aegon has changed the retirement age of its pension plan from 67 to 68 years as from January 1, 2018.

The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2017	2016
Demographic actuarial assumptions
Mortality	NL mortality table 1)	NL mortality table 2)

Financial actuarial assumptions
Discount rate	2.09%	1.79%
Salary increase rate 3)	Curve 2017	Curve 2016
Indexation 3)	44.10% of Curve 2017	45.20% of Curve 2016

[1] Dutch Actuarial Society 2017 prospective mortality table with minor methodology adjustments.

[2] Dutch Actuarial Society 2013 prospective mortality table with minor methodology adjustments. These tables are regularly assessed against the most recent mortality trends.

[3] Based on Dutch Consumer Price Index.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation
	2017	2016
Demographic actuarial assumptions
10% increase in mortality rates	(69)	(83)
10% decrease in mortality rates	77	94

Financial actuarial assumptions
100 basis points increase in discount rate	(447)	(545)
100 basis points decrease in discount rate	605	732
100 basis points increase in salary increase rate	4	19
100 basis points decrease in salary increase rate	(4)	(19)
25 basis points increase in indexation	140	170
25 basis points decrease in indexation	(128)	(158)

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

Annual Report on Form 20-F 2017

266	Notes to the consolidated financial statements Note 41

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2016. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a deficit of EUR 137 million at December 31, 2017 (2016: EUR 298 million deficit).

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

The weighted average duration of the defined benefit obligation is 23.1 years (2016: 23.0 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2017	2016
Demographic actuarial assumptions
Mortality	UK mortality table 1)	UK mortality table 1)

Financial actuarial assumptions
Discount rate	2.56%	2.69%
Price inflation	3.29%	3.37%

[1] Club Vita tables Scheme memberhsip CMI 2014 1.5%/1.25% p.a.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2017	2016
Demographic actuarial assumptions
10% increase in mortality rates	(44)	(51)
10% decrease in mortality rates	50	58

Financial actuarial assumptions
100 basis points increase in discount rate	(299)	(371)
100 basis points decrease in discount rate	412	513
100 basis points increase in price inflation	169	213
100 basis points decrease in price inflation	(248)	(289)

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

Annual Report on Form 20-F 2017

267	Notes to the consolidated financial statements Note 42

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	29%
Debt instruments	71%

All other operating segments

Businesses included in all other operating segments mostly operate defined contribution plans.

42 Deferred gains

	2017	2016
At January 1	64	112
Income deferred	1	4
Disposals	-	(31)
Release to income statement	(5)	(6)
Net exchange differences	(2)	(14)
Transfers to disposal groups	(45)	-
At December 31	13	64

Transfers to disposal groups relates to the Aegon Ireland plc. business which is classified as held for sale per year-end 2017 and as a result the deferred gains are no longer included in the 2017 ending balance.

43 Deferred tax

	2017	2016
Deferred tax assets	79	87
Deferred tax liabilities	1,029	2,201
Total net deferred tax liability / (asset)	950	2,113

Deferred tax assets comprise temporary differences on:	2017	2016
Financial assets	(20)	(22)
Insurance and investment contracts	(19)	(55)
Deferred expenses, VOBA and other intangible assets	(140)	(148)
Defined benefit plans	26	54
Losses	176	221
Other	57	37
At December 31	79	87

Deferred tax liabilities comprise temporary differences on:	2017	2016
Real estate	554	541
Financial assets	1,724	3,143
Insurance and investment contracts	(1,806)	(3,042)
Deferred expenses, VOBA and other intangible assets	1,752	3,150
Defined benefit plans	(268)	(592)
Losses	(120)	(188)
Other	(807)	(812)
At December 31	1,029	2,201

Annual Report on Form 20-F 2017

268	Notes to the consolidated financial statements Note 43

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

At January 1, 2017	541	3,165	(2,988)	3,298	(645)	(407)	(850)	2,113
Acquisitions / Additions	-	-	-	9	-	(1)	(14)	(6)
Charged to income statement	37	32	609	(1,016)	120	78	(62)	(202)
Charged to equity	(9)	(874)	-	-	174	-	(5)	(715)
Net exchange differences	(16)	(270)	241	(322)	57	27	111	(172)
Disposal of a business	-	-	-	2	-	-	-	2
Transfers to disposal groups	-	-	-	-	-	8	-	8
Transfer to current income tax	-	-	-	-	-	-	(73)	(73)
Transfer to/from other headings	-	(300)	351	(79)	-	-	27	-
Other	-	(9)	-	-	-	-	2	(7)
At December 31, 2017	554	1,744	(1,787)	1,892	(295)	(296)	(863)	950

At January 1, 2016	434	2,735	(2,500)	3,008	(688)	(500)	(261)	2,227
Charged to income statement	99	596	(380)	222	135	57	(543)	185
Charged to equity	3	(264)	(2)	2	(85)	-	(2)	(350)
Net exchange differences	5	84	(108)	69	(6)	34	(45)	34
Transfer to current income tax	-	16	-	-	-	-	-	16
Other	-	(1)	2	(3)	(1)	1	3	-
At December 31, 2016	541	3,165	(2,988)	3,298	(645)	(409)	(849)	2,113

The decrease of the United States corporate income tax rate from 35% to 21% as from January 1, 2018 with an impact of total EUR 1,034 million, EUR 554 million through profit and loss and EUR 479 million through other comprehensive income (refer to note 18) is the main cause for the total decrease in the deferred tax liability in 2017 of EUR 1,163 million.

The transfer to current income tax relates to transfers from deferred to current tax, in relation to own equity instruments.

Transfer to/from other headings in 2017 includes transfers between two reporting segments.

In 2016, there were considerable movements in the net deferred tax schedule. The major components consisted of:

◆	The increase of deferred tax liability primarily related to an increase of unrealised profits in respect of financial assets mainly driven by tightening credit spread
◆	The movement in Insurance contracts and Intangible assets mainly related to the reclassification through these categories
◆	The increase in Other mainly related to the deferral tax credits in 2016

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 85 million; tax EUR 15 million (2016: gross EUR 505 million; tax EUR 90 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

Annual Report on Form 20-F 2017

269	Notes to the consolidated financial statements Note 44

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts1)		Not recognized deferred tax assets
	2017	2016	2017	2016
< 5 years	89	101	22	26
> 5 – 10 years	137	130	18	16
> 10 – 15 years	-	1	25	33
> 15 – 20 years	-	-	-	-
Indefinitely	499	396	111	94
At December 31	725	628	177	170
[1]	The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For the following amounts relating to Defined benefit plans and Other items the recognition of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences:

	Gross amounts		Deferred tax assets
	2017	2016	2017	2016
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity1)	-	816	-	286
Deferred corporate income tax asset dependent on future taxable profits	261	362	46	64
At December 31	261	1,179	46	350
[1]	The amendment of IAS 12, relating to deferred tax assets on unrealized losses, changed the qualification by Aegon of ‘holding bonds and similar investments until the earlier of market recovery or maturity’ from a tax planning opportunity into a source of income with no impact on the figures presented.

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 43 million; tax EUR 8 million (2016: gross EUR 70 million; tax EUR 13 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,771 million; tax EUR 441 million (2016: gross EUR 1,770 million; tax EUR 441 million).

All deferred corporate income taxes are non-current by nature.

44 Other liabilities

	2017	20161)
Payables due to policyholders	1,184	1,337
Payables due to brokers and agents	385	428
Payables out of reinsurance	3,010	2,443
Social security and taxes payable	125	125
Investment creditors	1,228	1,437
Cash collateral on derivative transactions	2,335	2,841
Cash collateral on securities lended	3,277	3,633
Cash collateral - other	43	50
Repurchase agreements	1,373	1,489
Commercial paper	72	128
Bank overdrafts	2	1
Other creditors	2,174	3,067
At December 31	15,208	16,978

Current	14,992	16,101
Non-current	216	877
[1]	Certain amounts within Other liabilities in 2016 have been reclassified to conform to the current year presentation as certain accounts were previously not mapped correctly to the line items disclosed in this note. These reclassifications are not considered material as these reclassifications had no effect on net income, shareholders’ equity and earnings per share, nor on the total of other liabilities of EUR 16,978 reported in 2016. Reclassifications affected all items, except for Commercial paper and Bank overdrafts.

Annual Report on Form 20-F 2017

270	Notes to the consolidated financial statements Note 45

The carrying amounts disclosed reasonably approximate the fair values at year-end, given the predominantly current nature of the other liabilities.

45 Accruals

	2017	2016
Accrued interest	183	131
Accrued expenses	147	106
At December 31	329	237

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

46 Capital management and solvency

After receiving a confirmation from the Dutch Central Bank (DNB) Aegon started to apply a revised method in calculating the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital in 2017. It includes lowering the conversion factor from 250% to 150% Risk-Based Capital Company Action Level and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review. This methodology is consistent with EIOPA’s guidance on group solvency calculation in the context of equivalence, and in line with methods applied by other European peer companies. As a consequence, this adjustment improves the comparability to capital positions of European insurance groups with substantial insurance activities in the US. The impact on Available Own Funds in 2016 is included in the table in the Capital quality section below. Aegon manages its available capital on the new basis.

Strategic importance

Aegon’s approach towards capital management plays a vital role in supporting the execution of its strategy. Next to ensuring adequate capitalization to cover Aegon’s obligations towards its policyholders, capital management priorities also include the shift of capital to products that offer higher growth and return prospects, the shift from capital intensive spread business to capital light fee business and Aegon’s aim to provide for a sustainable dividend to shareholders, which can grow over time if the Company’s performance so allows.

Management of capital

Disciplined risk and capital management support Aegon’s decisions in deploying the capital that is generated in the Company’s businesses and that is provided for by investors. Aegon balances the funding of new business growth with the funding required to ensure that its obligations towards policyholders and debtholders are always adequately met, and providing for a sustainable dividend to shareholders.

Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from extreme business and market conditions. The company’s overall capital management strategy is based on adequate solvency capital, capital quality, and the use of leverage.

Aegon’s ERM framework ensures that the Aegon Group and its operating companies are adequately capitalized and that obligations towards policyholders are always adequately met. Firmly embedded in this larger framework, Aegon’s capital management framework builds on a set of key pillars: the use of internal target capital management zones, an internal target range for the use of gross financial leverage and, supported by robust risk and capital monitoring processes that timely trigger and escalate interventions if needed to ensure that capital is always being managed towards these internal target ranges, and is prevented from falling below the regulatory minimum capital requirements.

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and/or self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s capital management framework the own funds are managed such that the Group Solvency II ratio remains within the target range of 150% - 200% even in an adverse event. This target range was updated in the second quarter of 2017 (previous target range: 140% - 170%) in line with a revision of Aegon’s group capital management policy and the methodology change mentioned above.

Annual Report on Form 20-F 2017

271	Notes to the consolidated financial statements Note 46

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, being the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to a withdrawal of the Company’s insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of the 100% Authorized Control Level (ACL), which is set at 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views the higher capital requirement, 100% of the SCR, as the level around which EU supervisors will formally require management to provide regulatory recovery plans. For the US insurance entities this is viewed at 100% Company Action Level (CAL).

During 2017, the Aegon Group and all of its regulated entities that are subject to capital requirements on a solo-level continued to comply with the 100% Solvency II ratio.

Capital quality

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. It is to be noted that the Group own funds do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point. Further, the available own funds is an estimate, has not been filed with the regulator and is subject to supervisory review.

The below table provides the composition of Aegon’s available own funds across Tiers:

Available own funds	December 31, 2017 1) Available own funds	December 31, 2016 1) Available own funds	December 31, 2016 2) Available own funds
Unrestricted Tier 1	10,428	10,081	10,656
Restricted Tier 1	3,540	3,817	3,817
Tier 2	1,213	1,291	2,008
Tier 3	448	768	1,638
Total available own funds	15,628	15,957	18,119
[1]	The tiering information is based on the revised method which was confirmed by the DNB in 2017.
[2]	The 2016 comparative numbers are the final numbers as disclosed in Aegon’s 2016 Solvency and Financial Condition Report.

Under the revised methodology Aegon’s own funds reduced by EUR 2.2 billion at December 31, 2016. This is reflected through eliminating deferred tax balances recorded in Tier 3 for an amount of EUR 0.9 billion and Tier 2 for an amount of EUR 0.7 billion and eliminating unrestricted Tier 1 of EUR 0.6 billion.

As at December 31, 2017, Tier 1 capital accounted for 89% of own funds (2016: 87%; number based on revised method), including EUR 3,047 million of junior perpetual capital securities (2016: EUR 3,309 million) and EUR 493 million of perpetual cumulative subordinated bonds (2016: EUR 508 million) which are both classified as grandfathered restricted Tier 1 capital.

As at December 31, 2017, Tier 2 capital accounted for 8% of own funds (2016: 8%; number based on revised method), including EUR 441 million of non-cumulative subordinated notes (2016: EUR 503 million) and EUR 772 million of fixed floating subordinated notes (2016: EUR 788 million) which are both classified as grandfathered Tier 2 capital. Changes in Tier 2 capital compared to previous year is mainly related to foreign currency movements.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered such that they are considered as capital under the Solvency II framework for up to 10 years as from January 1, 2016. For the terms and conditions of these grandfathered instruments refer to note 33 and note 34 to the consolidated financial statements.

It is to be noted that the difference between the amounts mentioned above for junior perpetual capital securities and perpetual cumulative subordinated bonds, and those in note 33 and note 34 to the consolidated financial statements, stem from valuation differences between Solvency II (market value) and IFRS rules (refer to note 2.17 and 2.18).

Tier 3 capital as of December 31, 2017 is comprised of deferred tax assets balances related to Solvency II entities.

Annual Report on Form 20-F 2017

272	Notes to the consolidated financial statements Note 46

IFRS equity compares to Solvency II own funds as follows:

	December 31, 2017 1)	December 31, 2016 1)	December 31, 2016 2)
Shareholders’ Equity	20,288	20,520	20,520
IFRS adjustments for Other Equity instruments and non controlling interests	3,813	3,821	3,821
Group Equity	24,102	24,341	24,341
Solvency II revaluations	(5,416)	(5,241)	(5,241)
Excess of Assets over Liabilities	18,685	19,100	19,100
Availability adjustments	(606)	(361)	(361)
Fungibility restrictions 2)	(693)	(619)	(619)
Transferability restrictions 3)	(1,758)	(2,162)	-
Available own funds	15,628	15,957	18,119
[1]	The own funds information is based on the revised method which was confirmed by the DNB in 2017.
[2]	Amongst others, this contains the exclusion of Aegon Bank.
[3]	This includes the transferability restriction related to the new RBC CAL conversion methodology.
[4]	The 2016 comparative numbers are the final numbers as disclosed in Aegon’s 2016 Solvency and Financial Condition Report.

The Solvency II revaluations of EUR 5,416 million negative (2016: EUR 5,241 million negative) stem from the difference in valuation between IFRS and Solvency II frameworks, which can be grouped into three categories:

◆	Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,019 million, 2016: EUR 2,118 million);
◆	Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables, Deferred tax assets balances and Technical provisions. The revaluation difference stemming from this category amounted to EUR (1,416) million (2016: EUR (1,531) million) compared to the IFRS Statement of Financial Position;
◆	The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR (6,019) million (2016: EUR (5,828) million) compared to the IFRS Statement of Financial Position.

The availability adjustments are changes to the availability of own funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend (if applicable).

Fungibility restrictions limit the availability of own funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group, to a temporary restriction in relation to the sale of Aegon Ireland (the difference between the sale price and Aegon Ireland’s own funds are considered not available at Group level until completion of the sale, expected in the first half of 2018) and Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II purposes.

Finally, Transferability restrictions reflect the restrictions on US Life Companies DTA and capping of Tier 1 unrestricted own funds as a consequence of the new RBC CAL conversion methodology as described above.

Capital leverage

Aegon’s total capitalization reflects the capital employed in the business units and consists of shareholders’ capital and total gross financial leverage. Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon aims to keep total gross financial leverage within a range of 26% to 30% of total capitalization as measured by the gross financial leverage ratio, and a fixed charge coverage in the range of 6-8x the interest payments on financial leverage.

Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, in addition to both subordinated and senior debt. Aegon’s total capitalization comprises the following components:

◆	Shareholders’ equity excluding revaluation reserves and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
◆	Non-controlling interests and share options not yet exercised; and
◆	Total financial leverage.

Annual Report on Form 20-F 2017

273	Notes to the consolidated financial statements Note 46

As at December 31, 2017, Aegon’s total capitalization amounted to EUR 24.4 billion (EUR 24.8 billion on December 31, 2016), its gross financial leverage ratio was 28.6% (29.8% on December 31, 2016) and its fixed charge coverage was 8.0x (7.2x on December 31, 2016).

The following table shows the composition of the total capitalization and the calculation of the gross financial leverage ratio:

	Note	2017	2016
Total shareholders’ equity - based on IFRS as adopted by the EU	2	20,573	20,913
Non-controlling interests, share options and incentive plans not yet exercised	33, SOFP 2)	81	88
Revaluation reserves	32	(4,920)	(5,381)
Remeasurement of defined benefit plans	32	1,669	1,820
Shareholders’ capital		17,401	17,440
Junior perpetual capital securities	33	3,008	3,008
Perpetual cumulative subordinated bonds	33	454	454
Non-cumulative subordinated notes (Other equity instruments)	33	271	271
Fixed floating subordinated notes	34	695	695
Non-cumulative subordinated notes (Subordinated borrowings)	34	69	72
Trust pass-through securities	35	133	156
Currency revaluation other equity instruments 1)		40	340
Hybrid leverage		4,669	4,996
Senior debt 3)	39	2,312	2,414
Senior leverage		2,312	2,414
Total gross financial leverage		6,982	7,409

Total capitalization		24,383	24,849

Gross financial leverage ratio		28.6%	29.8%
[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR 31 million (2016: EUR 28 million).

Aegon N.V. is subject to financial covenants as included in a number of its financial agreements (such as issued debentures, credit facilities and ISDA agreements). Under these financial covenants, an event of default may occur if and when any financial indebtedness of any member of the Group is not paid when due, or not paid within any applicable grace period. The financial agreements may also include a cross-default provision which may be triggered if and when any financial indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default.

All financial agreements are periodically monitored to assess the likelihood of a breach of any financial covenant and the likelihood thereof in the near future. No breach of any such covenant occurred during 2017.

Aegon N.V. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve (FCTR) and other reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable items under Dutch law amounted to EUR 13,749 million as at December 31, 2017 (2016: EUR 11,996 million). The following table shows the composition of the total distributable items:

Distributable items 1)	2017	2016
Equity attributable to shareholders - based on IFRS as adopted by the EU	20,573	20,913
Not distributable items:
Share capital	(322)	(319)
Statutory reserves 2)	(6,502)	(8,598)
At December 31	13,749	11,996
[1]	Distributable items under Dutch law; note that Solvency II ratio also possibly restricts the distribution of dividends.
[2]	Statutory reserves contains legal reserves FCTR, group companies and revaluation account consists of positive revaluations only.

Annual Report on Form 20-F 2017

274	Notes to the consolidated financial statements Note 47

The ability of Aegon’s subsidiaries, principally insurance companies, to pay dividends to the holding company is constrained by the requirement for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance supervisory authorities. Based on the capitalization level of the local subsidiary, local insurance supervisors are able to restrict and/or prohibit the transfer of dividends to the holding company. In addition, the ability of subsidiaries to pay dividends to the holding company can be constrained by the requirement for these subsidiaries to hold sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital market risks, underwriting risk factors, changes in government regulations, and legal and arbitrational proceedings). To mitigate the impact of such factors on the ability to pay dividends, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations, as reflected in Aegon’s target capitalization ranges.

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

Annual Report on Form 20-F 2017

275	Notes to the consolidated financial statements Note 47

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2017
Assets carried at fair value
Available-for-sale
Shares	51	151	288	490
Debt securities	26,338	52,415	1,447	80,200
Money market and other short-term instruments	1,664	5,026	-	6,690
Other investments at fair value	-	208	583	791
	28,053	57,800	2,318	88,170

Fair value through profit or loss
Shares	226	232	604	1,062
Debt securities	1,964	2,175	4	4,144
Money market and other short-term instruments	17	102	-	119
Other investments at fair value	1	539	1,255	1,795
Investments for account of policyholders 1)	115,323	76,302	1,784	193,409
Derivatives	68	5,787	57	5,912
Investments in real estate	-	-	2,147	2,147
Investments in real estate for policyholders	-	-	655	655
	117,599	85,137	6,506	209,241

Revalued amounts
Real estate held for own use	-	-	307	307
	-	-	307	307
Total assets at fair value	145,652	142,937	9,130	297,718

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	36,950	219	37,169
Borrowings 3)	-	536	-	536
Derivatives	34	5,251	1,845	7,130
Total liabilities at fair value	34	42,738	2,064	44,835
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

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

Annual Report on Form 20-F 2017

276	Notes to the consolidated financial statements Note 47

	Level I	Level II	Level III	Total 2016
Assets carried at fair value
Available-for-sale
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money market and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
	29,504	77,243	3,112	109,860

Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money market and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders 1)	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Investments in real estate	-	-	1,999	1,999
Investments in real estate for policyholders	-	-	686	686
	126,355	86,883	5,831	219,069

Revalued amounts
Real estate held for own use	-	-	332	332
	-	-	332	332
Total assets at fair value	155,860	164,126	9,275	329,261

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	42,627	176	42,803
Borrowings 3)	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total liabilities at fair value	64	49,584	2,643	52,290
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Annual Report on Form 20-F 2017

277	Notes to the consolidated financial statements Note 47

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

		Total 2017		Total 2016
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale
Shares	1	1	-	-
Debt securities	12	-	5	69
Money markets and other short-term instruments	-	1,664	-	-
	13	1,666	5	69
Fair value through profit or loss
Shares	124	19	-	-
Investments for account of policyholders	12	30	3	(1)
	136	49	3	(1)
Total assets at fair value	149	1,714	8	68

Investment contracts for account of policyholders	1	-	-	-
Total liabilities carried at fair value	1	-	-	-

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

Annual Report on Form 20-F 2017

278	Notes to the consolidated financial statements Note 47

Assets carried at fair value
Available-for-sale
Shares	393	54	(46)	68	(112)	(35)	(34)	-	-	-	-	288	-
Debt securities	1,966	39	(2)	678	(149)	(890)	(186)	-	203	(211)	-	1,447	-
Other investments at fair value	754	(112)	(109)	194	(48)	(9)	(87)	-	1	-	-	583	-
	3,112	(19)	(158)	939	(309)	(935)	(307)	-	205	(211)	-	2,318	-

Fair value through profit or loss
Shares	50	(11)	-	583	(18)	-	-	-	-	-	-	604	(11)
Debt securities	6	-	-	-	-	-	(1)	-	-	-	-	4	1
Other investments at fair value	1,257	23	-	378	(350)	-	(162)	-	341	(233)	-	1,255	20
Investments for account of policyholders	1,726	11	-	671	(622)	-	(27)	-	32	(8)	-	1,784	30
Derivatives	108	(33)	-	-	-	-	(2)	(16)	-	-	-	57	(21)
Investments in real estate	1,999	193	-	246	(202)	-	(89)	-	-	-	-	2,147	77
Investments in real estate for policyholders	686	38	-	10	(53)	-	(26)	-	-	-	-	655	38
	5,831	220	-	1,889	(1,245)	-	(306)	(16)	374	(241)	-	6,506	134

Revalued amounts
Real estate held for own use	332	(2)	8	(3)	(4)	-	(24)	-	-	-	-	307	(3)
	332	(2)	8	(3)	(4)	-	(24)	-	-	-	-	307	(3)
Total assets at fair value	9,275	199	(150)	2,826	(1,558)	(935)	(638)	(16)	578	(452)	-	9,130	131

Liabilities carried at fair value
Investment contracts for account of policyholders	176	7	-	60	(21)	-	(12)	-	10	(2)	-	219	(2)
Derivatives	2,467	(828)	-	-	300	-	(75)	10	-	-	(30)	1,845	(745)
	2,643	(821)	-	60	279	-	(87)	10	10	(2)	(30)	2,064	(747)

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Annual Report on Form 20-F 2017

279	Notes to the consolidated financial statements Note 47

Assets carried at fair value
Available-for-sale
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	-	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	-	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	-	3,112	-

Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	-	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	-	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	-	108	(287)
Investments in real estate	1,990	70	-	120	(215)	-	19	15	-	-	-	1,999	118
Investments in real estate for policyholders	1,022	(26)	-	81	(260)	-	(131)	-	-	-	-	686	22
	6,250	(261)	-	971	(1,039)	-	(123)	15	427	(409)	-	5,831	(163)

Revalued amounts
Real estate held for own use	338	(9)	8	5	-	-	6	(15)	-	-	-	332	5
	338	(9)	8	5	-	-	6	(15)	-	-	-	332	5
Total assets at fair value	11,954	(420)	113	1,821	(1,527)	(429)	(49)	-	1,077	(3,264)	-	9,275	(159)

Liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	-	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	-	2,643	563

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]	Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.
[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2017, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 588 million (2016: EUR 1,077 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2017, Aegon transferred EUR 454 million (full year 2016: EUR 3,266 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Annual Report on Form 20-F 2017

280	Notes to the consolidated financial statements Note 47

Valuation techniques and significant unobservable inputs

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Assets carried at fair value	Valuation technique 1)	Significant unobservable input 2)	December 31, 2017	Range (weighted average)	December 31, 2016	Range (weighted average)
Available-for-sale
Shares	Net asset value 3)	n.a.	231	n.a.	262	n.a.
	Other	n.a.	57	n.a.	131	n.a.
			288		393
Debt securities	Broker quote	n.a.	1,034	n.a.	1,389	n.a.
				1.04% - 2.72%		1.30% - 3.37%
	Discounted cash flow	Credit spread	116	(2.64%)	221	(3.08%)
	Other	n.a.	297	n.a.	355	n.a.
			1,447		1,966
Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	528	5.8%	676	5.6%
Investment funds	Net asset value 3)	n.a.	31	n.a.	45	n.a.
Other	Other	n.a.	24	n.a.	32	n.a.
			583		754
At December 31			2,318		3,112

Fair value through profit or loss
Shares	Other	n.a.	604	n.a.	50	n.a.
Debt securities	Other	n.a.	4	n.a.	6	n.a.
			609		56

Other investments at fair value
Investment funds	Net asset value 3)	n.a.	1,246	n.a.	1,252	n.a.
Other	Other	n.a.	9	n.a.	5	n.a.
			1,255		1,257

Derivatives
Longevity swap	Discounted cash flow	Mortality	24	n.a.	27	n.a.
Longevity swap						-/- 0.21% -
	Discounted cash flow	Risk free rate	-	-	73	1.67% (1.01%)
Other	Other	n.a.	30	n.a.	4	n.a.
			54		104

Real estate
Investments in real estate	Direct capitalization	Capitalization		3.0% - 10.0%		4.8% - 10.5%
	technique	rate	496	(5.9%)	568	(6.3%)
	Appraisal value	n.a.	1,495	n.a.	1,237	n.a.
	Other	n.a.	155	n.a.	193	n.a.
			2,147		1,999
At December 31			4,065		3,415

Revalued amounts
Real estate held for own use	Direct capitalization	Capitalization		6.0% - 10.0%		6.5% - 9.5%
	technique	rate	157	(7.9%)	178	(7.9%)
	Appraisal value	n.a.	115	n.a.	120	n.a.
	Other	n.a.	35	n.a.	34	n.a.
At December 31			307		332
Total assets at fair value 4)			6,689		6,859

Liabilities carried at fair value
Derivatives
Embedded derivatives in		Own credit		0.2% - 0.3%		0.4% - 0.5%
insurance contracts	Discounted cash flow	spread	1,831	(0.22%)	2,083	(0.4%)
Longevity swap	Discounted cash flow	Mortality	10	n.a.	-	n.a.
Other	Other	n.a.	3	n.a.	384	n.a.
Total liabilities at fair value			1,845		2,467
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.
[3]	Net asset value is considered the best approximation to the fair value of these financial instruments.
[4]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 3 million (2016: EUR 4).

Annual Report on Form 20-F 2017

281	Notes to the consolidated financial statements Note 47

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

An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.

The table below presents the impact on a fair value measurement of a change in the own credit spread by 20 basis points included in the discount rate.

	December 31, 2017	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2016	Effect of reasonably possible alternative assumptions (+/-)
		Increase	Decrease		Increase	Decrease

Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	1,831	125	(120)	2,083	205	(194)

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2017	Carrying amount December 31, 2017	Estimated fair value hierarchy			Total estimated fair value December 31, 2017
		Level I	Level II	Level III

Assets
Mortgage loans - held at amortized cost	33,562	-	-	38,076	38,076
Private loans - held at amortized cost	3,642	-	64	4,117	4,181
Other loans - held at amortized cost	2,164	6	1,991	166	2,164

Liabilities
Subordinated borrowings - held at amortized cost	764	791	162	-	953
Trust pass-through securities - held at amortized cost	133	-	137	-	137
Borrowings – held at amortized cost	13,099	2,116	28	11,355	13,499
Investment contracts - held at amortized cost	16,665	-	9,676	7,356	17,031

2016	Carrying amount December 31, 2016	Estimated fair value hierarchy			Total estimated fair value December 31, 2016
		Level I	Level II	Level III

Assets
Mortgage loans - held at amortized cost	33,696	-	-	38,498	38,499
Private loans - held at amortized cost	3,166	-	52	3,516	3,569
Other loans - held at amortized cost	2,441	-	2,292	148	2,441

Liabilities
Subordinated borrowings - held at amortized cost	767	703	140	-	844
Trust pass-through securities - held at amortized cost	156	-	141	-	141
Borrowings – held at amortized cost	12,543	2,138	31	10,766	12,935
Investment contracts - held at amortized cost	19,217	-	8,951	10,797	19,748

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

Annual Report on Form 20-F 2017

282	Notes to the consolidated financial statements Note 47

Fair value measurement

The description of Aegon’s methods of determining fair value and the valuation techniques are described on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for lack of liquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment. Also for unquoted shares the net asset value may be considered the best approximation to the fair value. Net asset value is the value of an entity’s assets minus the value of its liabilities and may be the same as the book value or the equity value of the entity.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 204 million (2016:

EUR 237 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Investment funds: Real estate funds, private equity funds and hedge funds

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

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e. as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/ or estimated cash flows.

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

Annual Report on Form 20-F 2017

283	Notes to the consolidated financial statements Note 47

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

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 2.6% (December 31, 2016: 3.1%).

Government debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its government debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 5.8% (December 31, 2016: 5.6%).

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

Annual Report on Form 20-F 2017

284	Notes to the consolidated financial statements Note 47

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

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.2% (2016: 0.4%).

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

Annual Report on Form 20-F 2017

285	Notes to the consolidated financial statements Note 47

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

Annual Report on Form 20-F 2017

286	Notes to the consolidated financial statements Note 47

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

	2017		2016
	Trading	Designated	Trading	Designated

Investments for general account	78	7,042	66	5,076

Investments for account of policyholders	-	193,409	-	202,924

Derivatives with positive values not designated as hedges	5,430	-	6,935	-
Total financial assets at fair value through profit or loss	5,508	200,451	7,001	208,001

Investment contracts for account of policyholders	-	37,169	-	42,803

Derivatives with negative values not designated as hedges	6,792	-	8,386	-

Borrowings	-	536	-	610

Total financial liabilities at fair value through profit or loss	6,792	37,705	8,386	43,413

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

Annual Report on Form 20-F 2017

287	Notes to the consolidated financial statements Note 48

Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2017		2016
	Trading	Designated	Trading	Designated

Net gains and (losses)	13,924	5,679	6,509	8,815

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

48 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2018. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2017		2016
	Purchase	Sale	Purchase	Sale

Real estate	196	39	-	44
Mortgage loans	3,152	69	424	78
Private loans	705	-	44	-
Other	2,373	-	1,314	-

Commitments increased in 2017 as a result of Aegon’s strategy to generate higher yield on its investments. Aegon has committed itself, through certain subsidiaries, to invest in real estate, private loans, mortgages loans and receivables and investment funds.

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

Future lease payments

			2017			2016
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years

Operating lease obligations	74	143	201	88	189	231
Operating lease rights	41	104	27	53	124	32

The operating lease obligations relate mainly to office space leased from third parties.

The operating lease rights relate to non-cancellable commercial property leases.

Annual Report on Form 20-F 2017

288	Notes to the consolidated financial statements Note 48

Other commitments and contingencies

	2017	2016

Guarantees	483	682
Standby letters of credit	12	29
Share of contingent liabilities incurred in relation to interests in joint ventures	39	40
Other guarantees	16	18
Other commitments and contingent liabilities	32	12

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

Transamerica Corporation, a wholly-owned subsidiary of Aegon N.V., has provided a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As of December 31, 2017, this amounted to EUR 1,793 million (2016 EUR: 2,002 million).

Aegon International B.V., a wholly-owned subsidiary of Aegon N.V., has entered into a contingent capital letter for an amount of JPY 6.5 billion (EUR 49 million) to support its joint venture Aegon Sony Life Insurance Company meeting local statutory requirements.

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2017, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,025 million (2016: EUR 3,720 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 55 million (2016: EUR 104 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2017 amounted to EUR 3,079 million (2016: EUR 3,563 million). As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,322 million (2016: EUR 1,505 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 585 million (2016: EUR 633 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2017.

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

Annual Report on Form 20-F 2017

289	Notes to the consolidated financial statements Note 48

Insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and governmental review involving issues such as, but not limited to, product fees and costs, including transparency and adequacy of disclosure of initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; employment or distribution relationships; operational and internal controls and processes; environmental matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance.

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

Proceedings in which Aegon is involved

The SEC is conducting a formal investigation related to certain investment strategies offered through mutual funds, variable products and separately managed accounts. These strategies used quantitative models developed by one of the former portfolio managers of Aegon’s US investment management business units. Among other things, the investigation relates to the operation of and/or the existence of errors in the quantitative models in question and related disclosures. The funds and strategies under review were sub-advised, advised or marketed by Aegon’s US group companies. The models are no longer being used, although some of the funds are still being offered. The quantitative strategies are no longer being offered. Aegon is cooperating fully with the investigation. Aegon believes that the investigation will conclude in 2018, and has taken a provision of EUR 85 million in anticipation of a possible settlement with the SEC. This amount is partly recorded in the Americas (EUR 45 million) and partly in Aegon Asset Management (EUR 40 million). Government investigations, including this one, may result in the institution of administrative, injunctive or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement, as well as other remedies, sanctions, damages and restitutionary amounts. While Aegon is unable to predict what actions, if any, might be taken and is unable to predict the costs to or other impact on Aegon of any such action, there can be no assurances that this matter or other government investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

Aegon and other US insurers have been sued for charging fees on products offered in 401(k) platforms which allegedly were higher than fees charged on other products available in the market. In February 2018, the US Court of Appeals for the Ninth Circuit reversed the District Court’s order denying Transamerica companies’ motion to dismiss and directed the District Court to grant the motion to dismiss and vacated class certification. Plaintiffs may appeal. US insurers, including Aegon subsidiary Transamerica Life Insurance Company (“TLIC”), have also been named in class actions as well as individual litigation relating to monthly deduction rates increases on universal life products. Plaintiffs generally allege that the rates were increased to recoup past losses rather than to cover the future costs of providing insurance coverage. The class action against TLIC is pending in US federal district court for the Central District of California. In the first phase of one of the individual cases against TLIC to reach trial the jury found that the increase was improper. That case remains ongoing. At this time it is impracticable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any, of these matters, as the potential financial impacts are dependent both on the outcomes of court proceedings and future developments in financial markets and mortality. If decided adversely to Aegon, these claims could have a material adverse effect on Aegon’s business, results of operations, and financial position.

Annual Report on Form 20-F 2017

290	Notes to the consolidated financial statements Note 48

Unclaimed property administrators and state insurance regulators performed examinations and multi-state examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Aegon subsidiaries, like other major US insurers, entered into resolutions with state treasurers and insurance regulators regarding unclaimed property and claims settlement practices. As of 2017, USD 1.5 million remained in provisions, which is management’s best estimate of the still-outstanding exposure. The final amount may vary based on subsequent regulatory review.

Aegon’s US operations also face employment-related lawsuits from time to time. Aegon recently defended a suit filed by self-employed independent insurance agents associated with one of Aegon’s financial marketing units who have claimed that they are, in fact, employees of the organization. The court granted Aegon’s motion to only allow individual claims to move forward and cease collective action proceedings in this case. Management believes that the potential direct financial exposure in this case is not material. This lawsuit was resolved favorably to Aegon.

A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. That dispute was resolved in Delaware court for USD 235 thousand plus interest in 2010. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian trial court issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment interest of approximately USD 120 million. On appeal this decision was reversed on procedural grounds and remanded back to the trial court for further consideration. Aegon has no material assets located in Nigeria.

In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. Aegon faces a significant number of these cases. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. As of 2017, a provision of EUR 20 million remains, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.

In the Netherlands, unit linked products (‘beleggingsverzekeringen’) have been controversial and the target of litigation since at least 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit-linked products that Aegon sold in the past, including Aegon products involved in earlier litigation. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made previously. This claim is being vigorously defended. In June 2017, the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in force. Most of the claims of Vereniging Woekerpolis.nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. This court decision has been appealed by both parties. Aegon expects the claims and litigation on unit linked products to continue for the foreseeable future. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that these matters, in the aggregate, will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

Securities leasing products (‘aandelenlease producten’) have also been the subject of litigation in the Netherlands. Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. Aegon defends itself vigorously against these claims. In October 2017, the district court of The Hague found in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. The case is now pending at the court of appeal of The Hague. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

Annual Report on Form 20-F 2017

291	Notes to the consolidated financial statements Note 49

49 Transfers of financial assets

Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual rights to receive the cash flows of the transferred financial asset, but assumes a contractual obligation to pay the cash flows to one or more recipients in that arrangement.

In the normal course of business Aegon is involved in the following transactions:

◆	Transferred financial assets that are not derecognized in their entirety:
◆	Securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash collateral is not recognized in the statement of financial position; and
◆	Repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred, but are not derecognized. The obligation to repay the cash received is recognized as a liability.

◆	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);
◆	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;

◆	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and
◆	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.

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

	2017
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	114	5.805	54	384

Carrying amount of associated liabilities	122	5,929	55	93

	2016
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	226	5,298	20	194

Carrying amount of associated liabilities	242	5,400	21	204

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

Annual Report on Form 20-F 2017

292	Notes to the consolidated financial statements Note 49

49.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirely as per year-end 2017 and 2016.

49.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2017	2016
Carrying amount of transferred financial assets	4,987	4,262
Fair value of cash collateral received	3,277	3,633
Fair value of non-cash collateral received	1,847	1,077
Net exposure	(138)	(448)

Non-cash collateral that can be sold or repledged in the absence of default	1,550	991
Non-cash collateral that has been sold or transferred	-	-

Reverse repurchase agreements	2017	2016
Cash paid for reverse repurchase agreements	4,859	4,075
Fair value of non-cash collateral received	4,885	4,103
Net exposure	(25)	(27)

Non-cash collateral that can be sold or repledged in the absence of default	4,166	3,288
Non-cash collateral that has been sold or transferred	-	-

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

Annual Report on Form 20-F 2017

293	Notes to the consolidated financial statements Note 50

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2017	2016
General account (contingent) liabilities	5,588	6,440
Collateral pledged	6,951	8,115
Net exposure	(1,363)	(1,675)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2017	2016
Cash received on repurchase agreements	1,373	1,489
Collateral pledged (transferred financial assets)	1,370	1,477
Net exposure	3	12

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 6.5 billion (2016: EUR 6.8 billion) has been pledged as security for notes issued (note 39 Borrowings). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2,234 million (2016: EUR 2,688 million).

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

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements				Financial instruments	Cash collateral received (excluding surplus collateral)
2017
Derivatives	5,823	-	5,823	4,973	821	30
At December 31	5,823	-	5,823	4,973	821	30

2016
Derivatives	8,114	-	8,114	6,427	1,486	201
At December 31	8,114	-	8,114	6,427	1,486	201

Annual Report on Form 20-F 2017

294	Notes to the consolidated financial statements Note 51

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements				Financial instruments	Cash collateral pledged (excluding surplus collateral)
2017
Derivatives	5,185	-	5,185	5,145	2	38
At December 31	5,185	-	5,185	5,145	2	38

2016
Derivatives	6,689	-	6,689	6,570	20	99
At December 31	6,689	-	6,689	6,570	20	99

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2017 and 2016.

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

51 Business combinations

Acquisitions

2017

On January 1, 2017, Aegon completed the acquisition of Cofunds Ltd., following regulatory approval. The purchase of the Cofunds Ltd. business was done through a sale and purchase agreement to acquire all the shares and platform assets. The total consideration of the acquisition amounted to GBP 147 million (EUR 171 million). The fair value of the net assets amounted to GBP 99 million (EUR 116 million), of which GBP 25 million (EUR 29 million) related to “customer intangibles”, resulting in goodwill of GBP 48 million (EUR 56 million). The value of the transferred customer investments under management as per January 1, 2017 amounted to approximately GBP 82 billion (EUR 96 billion) and is not recognized on Aegon’s statement of financial position.

On August 2, 2017, Aegon Poland has received approval by the Polish Financial Supervision Authority to take over the management of the Nordea second-pillar pension fund. The value of the transferred net assets of Nordea to Aegon Poland as per June 30, 2017 amounted to approximately PLN 8.1 billion (EUR 1.9 billion).

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

Annual Report on Form 20-F 2017

295	Notes to the consolidated financial statements Note 51

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

Divestments/Disposals

2017

On June 28, 2017, Aegon completed its transaction to divest its two largest run-off businesses in the Americas, the payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the agreement, Aegon’s Transamerica life subsidiaries has reinsured USD 14 billion of liabilities. The transaction resulted in a book gain of USD 250 million (EUR 231 million), reported in the line other income in the condensed consolidated income statement. The book gain consisted of a loss on the reinsurance transaction which is more than offset by the reclassification of gains from Other Comprehensive Income following the disposal of assets to fund the transaction.

The loss on the reinsurance transaction amounted to USD 1,813 million (EUR 1,675 million) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of USD 979 million (EUR 905 million) and USD 1,018 million (EUR 941 million) respectively related to revaluation reserves and cash flow hedging reserves has been reclassified from Other Comprehensive Income into the income statement. Gains on sale of certain assets carried at amortized cost backing the insurance liabilities amount to USD 94 million (EUR 87 million). Other expenses related to the transaction, including cost of sale, amounted to USD 28 million (EUR 26 million).

On June 30, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Rothesay Life has been completed. On September 22, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Legal & General has been completed.

On August 9, 2017, Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. This transaction further optimizes its portfolio of businesses. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. This divestment is expected to have an immaterial impact on income before tax and underlying earnings before tax going forward. The transaction is subject to customary regulatory approvals and is expected to close in the first half of 2018.

On November 1, 2017, Aegon completed the sale of Unirobe Meeùs Groep (UMG), an independent financial advisory group, for a total consideration of EUR 295 million. The divestment led to a book gain of EUR 208 million, which was reported in Other income in the fourth quarter. As a consequence of this transaction annual income before tax and underlying earnings before tax will decrease by approximately EUR 20 million going forward from the 2017 level.

On December 28, 2017, Aegon agreed to divest a block of life reinsurance business and to dissolve a related captive insurance company. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries reinsured approximately USD 750 million of liabilities. The transaction covers approximately half of the life reinsurance business that Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR in 2011.

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

Annual Report on Form 20-F 2017

296	Notes to the consolidated financial statements Note 51

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

In the second quarter of 2016 Aegon sold its UK annuity portfolio in two parts. On April 11, 2016 Aegon announced the sale of around GBP 6 billion of the portfolio to Rothesay Life. On May 23, 2016 Aegon announced the sale of around GBP 3 billion of the portfolio to Legal & General. Aegon incurred a book loss on the transaction before tax of GBP 530 million (EUR 682 million), reported in the line other charges in the consolidated income statement. The transaction resulted in a tax benefit of GBP 41 million (EUR 53 million). Under the terms of the agreements, Aegon reinsured GBP 6.8 billion of liabilities to Rothesay Life and Legal & General, followed by a Part VII transfer1, which were completed in 2017. The loss on the reinsurance transaction is GBP 1.9 billion (EUR 2.4 billion) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of GBP 1.4 billion (EUR 1.8 billion) related to a positive revaluation reserve has been reclassified from Other Comprehensive Income into the income statement. Taking into account the results of the sale of the related bonds leads to abovementioned result on the transaction of GBP 530 million. The related net cash outflow amounted to GBP 647 million (EUR 831 million). Expenses related to the transaction, including cost of sale, amount to GBP 13 million (EUR 16 million).

On December 16, 2016, Aegon completed the sale of 100% of its shares of Aegon Life Ukraine to TAS Group, and exited the Ukrainian market. This transaction has no material impact on the consolidated numbers of Aegon.

2015

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess cash buffer, and increased the group’s Insurance Group Directive (IGD) solvency ratio by over 4 percentage points at the time of the sale.

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

1	An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

Annual Report on Form 20-F 2017

297	Notes to the consolidated financial statements Note 52

52 Group companies

Subsidiaries

The principal subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

◆	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States);
◆	Transamerica Casualty Insurance Company, Columbus, Ohio (United States);
◆	Transamerica Corporation, Wilmington, Delaware (United States);
◆	Transamerica Financial Life Insurance Company, Albany, New York (United States);
◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States);
◆	Transamerica Premier Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

◆	Aegon Bank N.V., The Hague;
◆	Aegon Hypotheken B.V., The Hague;
◆	Aegon Levensverzekering N.V., The Hague;
◆	Aegon Schadeverzekering N.V., The Hague;
◆	Aegon Spaarkas N.V., The Hague;
◆	Optas Pensioenen N.V., Rotterdam;
◆	TKP Pensioen B.V., Groningen;
◆	Unirobe Meeùs Groep B.V., The Hague (until November 1, 2017);
◆	Aegon PPI B.V., The Hague;
◆	CAPPITAL Premiepensioeninstelling B.V., Groningen.

United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;
◆	Scottish Equitable plc, Edinburgh;
◆	Cofunds Limited, London.

Central & Eastern Europe

◆	Aegon Magyarország Általános Biztosító Zártkőrűen Működő Részvénytársaság, Budapest (Aegon Hungary Composite Insurance Co.);
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Aegon Poland Life);
◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.);
◆	Aegon Emeklilik ve Hayat A.Ş., Istanbul (Aegon Turkey);
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.);
◆	Aegon Pojištovna, a.s., Prague (Aegon Czech Life);
◆	Aegon Životná poist’ovňa, a.s., Bratislava (Aegon Slovakia Life);
◆	Aegon, d.s.s., a.s., Bratislava (Aegon Slovakia Pension Management Co.).

Spain & Portugal

◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain);
◆	Aegon Administracion y Servicios A.I.E., Madrid (Spain);
◆	Aegon Activos A.V., S.A., Madrid (Spain);
◆	Aegon Mediacion, S.L.U, Madrid (Spain).

Asia

◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda);
◆	Aegon Insights Limited, Hong Kong (Hong Kong).

Annual Report on Form 20-F 2017

298	Notes to the consolidated financial statements Note 52

Asset Management

◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands);
◆	Aegon Custody BV, The Hague (The Netherlands);
◆	Aegon Asset Management Pan-Europe B.V., The Hague (The Netherlands);
◆	Kames Capital plc, Edinburgh (United Kingdom);
◆	TKP Investments B.V., Groningen (The Netherlands);
◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States);
◆	Aegon USA Realty Advisors, LLC, Des Moines (United States);
◆	Aegon Magyarország Befektetési Alapkezelő Zártkőrűen Műkődő Részvénytársaság (Aegon Hungary Asset Management Company ZrtA), Budapest (Hungary);
◆	Aegon Investment Management B.V, The Hague (The Netherlands).

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Joint ventures

The principal joint ventures are listed by geographical segment. The voting power in these joint ventures is equal to the shareholdings except for Akaan where Aegon has 50% of the voting power.

Americas

◆	Akaan-Aegon, S.A.P.I. de C.V., Mexico City (Mexico), (99.99%).

The Netherlands

◆	AMVEST Vastgoed B.V., Utrecht (50%), property management and development.

Spain & Portugal

◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain), (51%);
◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal), (51%);
◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal), (51%);
◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain), (51%);
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain), (50%).

Asia

◆	Aegon Sony Life Insurance Co., Tokyo (Japan), (50%);
◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China), (50%);
◆	SA Reinsurance Ltd, Hamilton (Bermuda), (50%).

Asset Management

◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China), (49%).

Refer to note 26 Investments in joint ventures for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment. The voting power in these associates is equal to the shareholdings.

Americas

◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil), (50%).

Asset Management

◆	La Banque Postale Asset Management, Paris (France), (25%).

Refer to note 27 Investments in associates for further details on these investments.

Annual Report on Form 20-F 2017

299	Notes to the consolidated financial statements Note 53

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

On December 19, 2017 Aegon N.V. repurchased 13,042,592 common shares B from Vereniging Aegon for the amount of EUR 1,725,169.73 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon N.V. in October 2017 to neutralize the dilutive effect of the distribution of final dividend 2016 in stock and interim dividend 2017 in stock.

On June 23, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 13,042,612 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on June 23, 2017, being the final dividend 2016 in the form of stock dividend.

On May 19, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 1,979,260 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

On June 6, 2016 Aegon N.V. repurchased 17,324,960 common shares B from Vereniging Aegon for the amount of EUR 1,968,332, based on 1/40th of the Value Weight Average Price of the common shares of the 5 trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

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

Remuneration of members of the Management Board

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, the CEOs of Aegon USA, Aegon Continental Europe, Aegon UK, Aegon Asset Management, Chief Risk Officer, Chief Technology Officer, Global Head HR and General Counsel. In April 2017, the members of the Management Board decreased by one due to the retirement of the CEO of Aegon Central & Eastern Europe.

Annual Report on Form 20-F 2017

300	Notes to the consolidated financial statements Note 53

The total remuneration for the members of the Management Board over 2017 was EUR 19.8 million (2016: EUR 18.6 million; 2015: EUR 15.2 million), consisting of EUR 7.4 million (2016: EUR 7.0 million; 2015: EUR 6.3 million) fixed compensation, EUR 7.8 million variable compensation awards (2016: EUR 6.4 million; 2015: EUR 4.9 million), EUR 0.9 million (2016: EUR 1.9 million; 2015: EUR 1.6 million) other benefits and EUR 3.7 million (2016: EUR 3.4 million; 2015: EUR 2.5 million) pension premiums. Amounts are reflective of time spent on the Management Board.

Expenses as recognized under IFRS in the income statement for variable compensation and pensions differ from the variable compensation awards and pension premiums paid due to the accounting treatment under respectively IFRS 2 and IAS 19. IFRS expenses related to variable compensation amounted to EUR 6.3 million (2016: EUR 6.0 million; 2015: EUR 5.0 million) and EUR 3.7 million (2016: EUR 3.2 million; 2015: EUR 3.4 million) for pensions. Total IFRS expenses for the members of the Management Board over 2017 were EUR 18.3 million (2016: EUR 18.7 million; 2015: EUR 16.8 million). The amount is reflective of time spent on the Management Board.

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ‘000, except where indicated otherwise).

Remuneration of members of the Executive Board

The information below reflects the compensation and various related expenses for members of the Executive Board. Mr. Rider was appointed to the Executive Board for a term of four years by the shareholders on May 19, 2017 as CFO. Amounts and numbers are disclosed for the period Mr. Rider has been part of the Executive Board. Under the current remuneration structure, rewards are paid out over a number of years, or in the case of shares, vest over a number of years. This remuneration structure has made it more relevant to present rewards earned during a certain performance year instead of what was received in a certain year.

Fixed compensation

In EUR thousand	2017	2016	2015
Alex Wynaendts	1,269	1,269	1,154
Matt Rider 1)	560	-	-
Darryl Button	-	933	991
Total fixed compensation	1,829	2,202	2,145

[1]	Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Fixed compensation is disclosed for the period that Mr. Rider has been part of the Executive Board. The base salary of Mr Rider is EUR 900 thousand on an annualized basis.

Conditional variable compensation awards

In EUR thousand	2017	2016	2015
Alex Wynaendts	1,147	1,044	923
Matt Rider 1)	499	-	-
Darryl Button 2)	-	747	784
Total conditional variable compensation awards	1,646	1,791	1,707

[1]	Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Conditional variable compensation is disclosed for the period that Mr. Rider has been part of the Executive Board.
[2]	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon until December 1, 2016. Amounts are based on USD, converted to EUR, based on annual average exchange rates. Expenses recognized under IFRS accounting treatment in the income statement for Mr. Button for 2016 amount to EUR 1,237 (2015: EUR 995).

The amounts in the table represent the conditional variable compensation awards earned during the related performance year. Expenses recognized under IFRS accounting treatment in the income statement for conditionally awarded cash and shares differ from the awards. For the performance year 2017 and previous performance years, expenses under IFRS for Mr. Wynaendts amounted to EUR 1,092 (2016: EUR 956; 2015: EUR 900). For Mr. Rider the expenses under IFRS amounted to EUR 293.

2017

Over the performance year 2017, Mr. Wynaendts was awarded EUR 1,147 in total conditional variable compensation. Mr. Rider was awarded EUR 499.

Variable compensation is split 50/50 in a cash payment and an allocation of shares. Of the variable compensation related to performance year 2017, 40% is payable in 2018. Accordingly, Mr. Wynaendts and Mr. Rider will receive a cash payment

Annual Report on Form 20-F 2017

301	Notes to the consolidated financial statements Note 53

of EUR 229 and EUR 100 respectively. The number of shares to be made available in 2018 relating to performance year 2017 is 43,732 and 19,017 for Mr. Wynaendts and Mr. Rider respectively. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation for the performance year 2017 (60%), for Mr. Wynaendts EUR 344 and 65,598 shares and for Mr. Rider EUR 150 and 28,522 shares, is to be paid out in equal portions in 2019, 2020 and 2021, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and an allocation of shares vesting. The vested shares, less the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

Mr. Button has not been awarded variable compensation.

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

Annual Report on Form 20-F 2017

302	Notes to the consolidated financial statements Note 53

The table below illustrates all the conditionally awarded cash and shares of the members of the Executive Board, and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned:

	Conditional granted performance related remuneration		Timing of vesting, subject to targets and conditions
Shares by reference period		2015	2016	2017	2018	2019	2020	2021
Alex Wynaendts
2007	9,253 8)	-	9,253	-	-	-	-	-
20111)	17,304	17,304	-	-	-	-	-	-
20122)	65,110	32,555	32,555	-	-	-	-	-
20133)	62,943	20,981	20,981	20,981	-	-	-	-
20144)	67,761	27,105	13,552	13,552	13,552	-	-	-
20155)	75,549	-	30,219	15,110	15,110	15,110	-	-
20166)	101,805	-	-	40,722	20,361	20,361	20,361	-
20177)	109,330	-	-	-	43,732	21,866	21,866	21,866
Total number of shares 9)	509,055	97,945	106,560	90,365	92,755	57,337	42,227	21,866
Matt Rider
20177)	47,539	-	-	-	19,015	9,508	9,508	9,508
Total number of shares 9)	47,539	-	-	-	19,015	9,508	9,508	9,508
Darryl Button
20133)	28,716	9,572	9,572	9,572	-	-	-	-
20144)	43,258	17,302	8,652	8,652	8,652	-	-	-
20155)	59,054	-	23,621	11,811	11,811	11,811	-	-
20166)	74,038	-	-	29,614	14,808	14,808	14,808	-
20177)	-	-	-	-	-	-	-	-
Total number of shares 9)	205,066	26,874	41,845	59,649	35,271	26,619	14,808	-
Jan J. Nooitgedagt
20111)	11,250	11,250	-	-	-	-	-	-
20122)	44,740	22,370	22,370	-	-	-	-	-
20133)	26,478	8,826	8,826	8,826	-	-	-	-
Total number of shares 9)	82,468	42,446	31,196	8,826	-	-	-	-
Cash (in EUR)
Alex Wynaendts
2011	81,795	81,795	-	-	-	-	-	-
2012	203,536	101,768	101,768	-	-	-	-	-
2013	309,489	103,163	103,163	103,163	-	-	-	-
2014	456,643	182,656	91,329	91,329	91,329	-	-	-
2015	461,305	-	184,522	92,261	92,261	92,261	-	-
2016	522,060	-	-	208,824	104,412	104,412	104,412	-
2017	573,550	-	-	-	229,420	114,710	114,710	114,710
Total cash	2,608,378	469,382	480,782	495,577	517,422	311,383	219,122	114,710
Matt Rider
2017	249,390	-	-	-	99,756	49,878	49,878	49,878
Total cash	249,390	-	-	-	99,756	49,878	49,878	49,878

							CONTINUED >

Annual Report on Form 20-F 2017

303	Notes to the consolidated financial statements Note 53

	Conditional granted performance related remuneration		Timing of vesting, subject to targets and conditions
Cash (in EUR)		2015	2016	2017	2018	2019	2020	2021
Darryl Button
2013	140,301	46,767	46,767	46,767	-	-	-	-
2014	300,120	120,048	60,024	60,024	60,024	-	-	-
2015	392,155	-	156,862	78,431	78,431	78,431	-	-
2016	373,369	-	-	149,347	74,674	74,674	74,674	-
2017	-	-	-	-	-	-	-	-
Total cash	1,205,945	166,815	263,653	334,569	213,129	153,105	74,674	-
Jan J. Nooitgedagt
2011	53,180	53,180	-	-	-	-	-	-
2012	139,858	69,929	69,929	-	-	-	-	-
2013	130,188	43,396	43,396	43,396	-	-	-	-
Total cash	323,226	166,505	113,325	43,396	-	-	-	-

[1]	The number of shares is based on a volume weighted average price of EUR 4.727. After vesting a 3 year holding period applies to shares vested.
[2]	The number of shares is based on a volume weighted average price of EUR 3.126. After vesting a 3 year holding period applies to shares vested.
[3]	The number of shares is based on a volume weighted average price of EUR 4.917. After vesting a 3 year holding period applies to shares vested.
[4]	The number of shares is based on a volume weighted average price of EUR 6.739. After vesting a 3 year holding period applies to shares vested.
[5]	The number of shares is based on a volume weighted average price of EUR 6.106. After vesting a 3 year holding period applies to shares vested.
[6]	The number of shares is based on a volume weighted average price of EUR 5.128 After vesting a 3 year holding period applies to shares vested.
[7]	The number of shares is based on a volume weighted average price of EUR 5.246 After vesting a 3 year holding period applies to shares vested.
[8]	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares vested in 2012 and 50% vested in 2016.
[9]	The shares that were allocated, vested with the acceptance of the Annual Accounts at the AGM in the year of vesting. The vesting price (in EUR) was: 7.2428 on 21 May 2015, 4.5020 on 20 May 2016, and 4.4230 on May 2017.

Other benefits

In EUR thousand	2017	2016	2015
Alex Wynaendts	165	178	151
Matt Rider 1)	59	-	-
Darryl Button 2)	-	739	528
Total other benefits	224	917	679

[1]	Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Other benefits are disclosed for the period that Mr. Rider has been part of the Executive Board.
[2]	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Other benefits are disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon December 1, 2016. These benefits also included expenses related to his expatriation and commuter assignment from the United States to the Netherlands, borne by the Group.

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group.

Pension contributions

Pension contributions reflect the expenses related to the pension accrual over the financial year disclosed in the table, excluding back service charges.

In EUR thousand	2017	2016	2015
Alex Wynaendts 1)	1,670	1,631	1,219
Matt Rider 2)	224	-	-
Darryl Button 3)	-	375	215
Total pension contributions	1,894	2,006	1,434

[1]	The increase to the base pay of Mr. Wynaends, resulted in a backservice liability of EUR 1,361 in 2016 which is expensed over 2016-2019 (2016: EUR 416, 2017: EUR 432).
[2]	Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Pension contributions are disclosed for the period that Mr. Rider has been part of the Executive Board.
[3]	Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Pension contributions are disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon until December 1, 2016. Expenses recognized under IFRS accounting treatment in the income statement for Mr. Button for 2016 amount to EUR 375 (2015: EUR 215).

The amounts as presented in the table are the pension contributions in the related book year. The 2017 and 2016 contributions for Mr. Wynaendts to the Aegon pension funds reflect the increase to his fixed salary in 2016 as well as the current low interest rates. Under IFRS, the service cost as recognized in the income statement related to the defined benefit obligation of Mr. Wynaendts amounted to EUR 1,733 (2016: EUR 1,666; 2015: EUR 1,962). Service cost for Mr. Rider amounted to EUR 175 (2016: nil; 2015: nil).

Annual Report on Form 20-F 2017

304	Notes to the consolidated financial statements Note 53

Total

The total amount of remuneration, consisting of the fixed compensation, conditional variable compensation awards, other benefits and pension contributions, for Mr. Wynaendts related to 2017 was EUR 4,683 (2016: EUR 4,538; 2015: EUR 3,446) and for Mr. Rider EUR 1,342. The total remuneration for the members of the Executive Board over 2017 was EUR 6.0 million (2016: EUR 7.3 million; 2015: EUR 6.0 million). Total expenses recognized under IFRS accounting treatment in the income statement for Mr. Wynaendts related to 2017 was EUR 4,258 (2016: EUR 4,086; 2015: EUR 4,167) and for Mr. Rider EUR 1,088 (2016: nil; 2015: nil). Total IFRS expenses for the members of the Executive Board over 2017 was EUR 5.3 million (2016: EUR 8.0 million; 2015: 7.1 million). As a result of the termination of the Board membership of Mr. Button in 2016, an additional Dutch employer wage tax was estimated at EUR 1,394 in 2016. In 2017 it turned out that based on the actual situation and the expected value of the deferred compensations no additional Dutch employer wage tax will be due.

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2017 by Mr. Wynaendts amount to 448,601 (2016: 401,948). Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Mr. Rider held no shares on December 31, 2017. The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for either Mr. Wynaendts or Mr. Rider.

Remuneration of active and retired members of the Supervisory Board

In EUR	2017	2016	2015
Robert J. Routs	134,000	140,000	143,000
William L. Connelly (as of May 19, 2017)	60,125	-	-
Robert W. Dineen	104,000	115,000	121,000
Mark A. Ellman (as of May 19, 2017)	70,125	-	-
Ben J. Noteboom (as of May 20, 2015)	101,500	109,000	69,250
Ben van der Veer	106,000	109,000	115,000
Dirk P.M. Verbeek	100,000	111,000	112,125
Corien M. Wortmann-Kool	100,750	90,000	96,000
Dona D. Young	115,500	113,000	121,000
Total for active members	892,000	787,000	777,375
Leo M. van Wijk (up to May 20, 2015)	-	-	38,625
Irving W. Bailey, II (up to May 20, 2016)	-	53,625	135,000
Shemaya Levy (up to May 19, 2017)	40,375	95,250	101,000
Total remuneration	932,375	935,875	1,052,000
VAT liable on Supervisory Board remuneration	195,799	196,534	220,920
Total	1,128,174	1,132,409	1,272,920

Aegon’s Supervisory Board members are entitled to the following:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings (2017: 7 meetings; 2016: 8 meetings; 2015: 7 meetings);
◆	An attendance fee of EUR 3,000 for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. There are no outstanding balances such as loans, guarantees or advanced payments

Annual Report on Form 20-F 2017

305	Notes to the consolidated financial statements Note 54

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2017	2016
Robert W. Dineen	10,000	10,000
Ben J. Noteboom	23,500	23,500
Ben van der Veer	1,450	1,450
Dirk P.M. Verbeek	1,011	1,011
Dona D. Young	13,260	13,260
Total	49,221	49,221

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board.

54 Events after the reporting period

On January 11, 2018, Aegon announced that its subsidiary in the Americas, Transamerica, has entered into an agreement with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. The agreement is expected to be completed by the second quarter of 2018.

The Hague, the Netherlands, March 22, 2018

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
William L. Connelly	Matthew J. Rider
Robert W. Dineen
Mark A. Ellman
Ben J. Noteboom
Ben van der Veer
Dirk P.M. Verbeek
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2017

306	Financial statements of Aegon N.V.

Annual Report on Form 20-F 2017

307	Financial statements of Aegon N.V.

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2017	2016
Income
Investment Income	3	83	121
Total revenues		83	121
Results from financial transactions	4	56	(68)
Total income		139	53

Charges
Commissions and expenses	5	82	68
Interest charges and related fees	6	100	106
Total charges		182	174
Income before tax		(43)	(121)
Income Tax	7	1	25
Income after tax		(42)	(96)
Net income/(loss) group companies		2,511	533
Net income / (loss)		2,469	437

Annual Report on Form 20-F 2017

308	Financial statements of Aegon N.V.

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2017	2016
Non-current assets
Financial fixed assets
Shares in group companies	8	23,117	22,219
Loans to group companies	9	2,690	4,123
		25,807	26,342

Current assets
Receivables
Receivables from group companies	10	36	80
Other receivables	10	146	219
Other	11	74	140
Accrued interest and rent		8	15
		264	454

Cash and cash equivalents
Cash and cash equivalents		1,068	879
Total assets		27,139	27,675

Shareholders’ equity
Share capital	12	322	319
Paid-in surplus	13	7,731	7,873
Revaluation account	13	5,017	5,450
Remeasurement of defined benefit plans of group companies	13	(1,669)	(1,820)
Legal reserves – foreign currency translation reserve	13	(401)	1,316
Legal reserves in respect of group companies	13	1,122	1,169
Retained earnings, including treasury shares	13	5,696	5,776
Net income / (loss)	13	2,469	437
		20,288	20,520
Other equity instruments	14	3,794	3,797
Total equity		24,082	24,318

Non-current liabilities
Subordinated borrowings	15	764	767
Long-term borrowings	16	1,801	1,832
		2,565	2,599

Current liabilities	17
Short term deposits		73	128
Loans from group companies		62	62
Payables to group companies		123	140
Deferred tax liability		89	159
Other		125	242
Accruals and deferred income		22	29
		494	760
Total liabilities		3,059	3,359
Total equity and liabilities		27,139	27,675

Annual Report on Form 20-F 2017

309	Notes to the financial statements of Aegon N.V. Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide (2016: over 29,000).

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debts securities when and as these payments become due and payable, wheather at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

2 Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principles in the Netherlands as embodied in Part 9 of Book 2 of the Netherlands Civil Code. In accordance with 2:362.8 of the Dutch Civil Code, the Company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.

The group companies are stated at their net asset value, determined on the basis of the consolidated accounting policies as applied in the consolidated financial statements of the Group. For details on the accounting policies applied for the group companies refer to the consolidated financial statements.

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

A reference is made to Note 2 Summary of significant accounting policies of the consolidated financial statements for the description of the accounting policies applied.

3 Investment income

	2017	2016
Interest income from intercompany loans	65	104
Interest income from derivatives	18	17
Total Investment Income	83	121

Annual Report on Form 20-F 2017

310	Notes to the financial statements of Aegon N.V. Note 4

4 Results from financial transactions

	2017	2016
Results from financial transactions comprise:
Net fair value change of derivatives	56	(68)
Net foreign currency gains and (losses)	-	(2)
Net fair value change on borrowings and other financial liabilities	-	2
Total	56	(68)

Net fair value change of derivatives mostly comprises of Fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

5 Commissions and expenses

	2017	2016
Employee expenses	80	80
Administration expenses	78	73
Cost sharing	(76)	(85)
Total	82	68
6 Interest charges and related fees
	2017	2016
Subordinated borrowings	34	34
Borrowings	62	68
Other	4	4
Total	100	106
7 Income tax
	2017	2016
Current Tax
- Current Tax	1	25
Income tax for the period (income) / charge	1	25

Reconciliation between standard and effective tax
Income before tax	(43)	(121)
Tax on income	11	30

Differences due to the effect of:
Non deductible expenses	(11)	(6)
Total	1	25
8 Shares in group companies
	2017	2016
At January 1	22,219	23,992
Capital contributions and acquisitions	1,006	210
Divestments and capital repayments	(698)	(895)
Dividend received	(120)	(181)
Net income / (loss) for the financial year	2,511	533
Revaluations	(1,799)	(1,440)
At December 31	23,117	22,219

For a list of names and locations of the most important group companies, refer to note 52 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

Annual Report on Form 20-F 2017

311	Notes to the financial statements of Aegon N.V. Note 9

9 Loans to group companies

	2017	2016
Loans to group companies – long-term
At January 1	1,934	3,137
Additions / (repayments)	(427)	(1,248)
Transfer to short term	(829)	-
Other changes	(239)	45
At December 31	439	1,934

Loans to group companies – short-term
At January 1	2,189	1,392
Additions / (repayments)	(563)	746
Transfer from long term	829	-
Other changes	(204)	51
At December 31	2,251	2,189
Total	2,690	4,123

The other changes in 2017 in Loans to group companies mainly relate to currency exchange rate fluctuations.

10 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 130 million (2016: EUR 219 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

11 Other assets

Other assets include derivatives with positive fair values of EUR 70 million (2016: EUR 135 million).

12 Share capital

Issued and outstanding capital	2017	2016
Common shares	251	249
Common shares B	70	70
Total share capital	322	319

Common shares	2017	2016
Authorized share capital	720	720
Number of authorized shares (in million)	6,000	6,000
Par value in cents per share	12	12

Common shares B	2017	2016
Authorized share capital	360	360
Number of authorized shares (in million)	3,000	3,000
Par value in cents per share	12	12

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

Vereniging Aegon, based in The Hague, the Netherlands, holds all of the issued and outstanding common shares B.

Annual Report on Form 20-F 2017

312	Notes to the financial statements of Aegon N.V. Note 12

On December 19, 2017, Aegon N.V. repurchased 13,042,592 common shares B from Vereniging Aegon for the amount of EUR 1,725,169.73 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon N.V. in October 2017 to neutralize the dilutive effect of the distribution of final dividend 2016 in stock and interim dividend 2017 in stock.

On June 23, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 13,042,612 common shares B at fair value of a common share B (based on 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on June 23, 2017, being the final dividend 2016 in the form of stock dividend.

On May 19, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 1,979,260 common shares B at fair value of a common share B (based on 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

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

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2016	2,147,037	258	585,022	70
Dividend	10,629	1	-	-
Shares withdrawn	(83,117)	(10)	-	-
At December 31, 2016	2,074,549	249	585,022	70
Dividend	21,099	3	-	-
At December 31, 2017	2,095,648	251	585,022	70

The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2016	2,129,074	585,022
2017	2,080,792	585,022

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

Annual Report on Form 20-F 2017

313	Notes to the financial statements of Aegon N.V. Note 13

13 Shareholders’ equity

At January 1, 2017	319	7,873	5,450	(1,820)	1,316	1,169	5,966	(190)	437	20,520

Net income 2016 retained	-	-	-	-	-	-	437	-	(437)	-
Net income 2017	-	-	-	-	-	-	-	-	2,469	2,469
Total net income / (loss)	-	-	-	-	-	-	437	-	2,032	2,469

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	102	(1,717)	-	-	-	-	(1,615)
Changes in revaluation subsidiaries	-	-	(461)	-	-	-	-	-	-	(461)
Remeasurement of defined benefit plans of group companies	-	-	-	49	-	-	-	-	-	49
Transfer to legal reserve	-	-	28	-	-	(47)	(1)	-	-	(20)
Other	-	-	-	-	-	-	12	-	-	12
Other comprehensive income / (loss)	-	-	(433)	151	(1,717)	(47)	11	-	-	(2,035)

Shares issued	3	-	-	-	-	-	-	-	-	3
Dividend common shares	-	(142)	-	-	-	-	(296)	-	-	(438)
Dividend withholding tax reduction	-	-	-	-	-	-	2	-	-	2
Treasury shares	-	-	-	-	-	-	30	(136)	-	(106)
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(131)	-	-	(131)
Repurchased and sold own shares	-	-	-	-	-	-	4	-	-	4
At December 31, 2017	322	7,731	5,017	(1,669)	(401)	1,122	6,022	(325)	2,469	20,288

Annual Report on Form 20-F 2017

314	Notes to the financial statements of Aegon N.V. Note 13

At January 1, 2016	328	8,059	6,551	(1,532)	1,264	1,048	7,423	(269)	(432)	22,440

Net income 2015 retained	-	-	-	-	-	-	(432)	-	432	-
Net income 2016	-	-	-	-	-	-	-	-	437	437
Total net income / (loss)	-	-	-	-	-	-	(432)	-	869	437

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	16	52	-	-	-	-	68
Changes in revaluation subsidiaries	-	-	(1,090)	-	-	-	-	-	-	(1,090)
Remeasurement of defined benefit plans of group companies	-	-	-	(304)	-	-	-	-	-	(304)
Transfer to legal reserve	-	-	(11)	-	-	121	(97)	-	-	13
Other	-	-	-	-	-	-	(2)	-	-	(2)
Other comprehensive income / (loss)	-	-	(1,101)	(288)	52	121	(99)	-	-	(1,316)

Shares issued	1	-	-	-	-	-	-	-	-	1
Shares withdrawn	(10)	-	-	-	-	-	(372)	-	-	(382)
Dividend common shares	-	(186)	-	-	-	-	(304)	-	-	(490)
Dividend withholding tax reduction	-	-	-	-	-	-	(2)	-	-	(2)
Treasury shares	-	-	-	-	-	-	(106)	79	-	(27)
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	-	(133)	-	-	(133)
Repurchased and sold own shares	-	-	-	-	-	-	(9)	-	-	(9)
At December 31, 2016	319	7,873	5,450	(1,820)	1,316	1,169	5,966	(190)	437	20,520

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted of EUR 5,380 million (2016: EUR 6,113 million) of items with positive revaluation and of EUR 363 million (2016: EUR 663 million) of items with negative revaluation.

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

On the reporting date, Aegon N.V., and its subsidiaries held 65,650,650 of its own common shares (2016: 48,780,045) with a nominal value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Aegon N.V. held 15,345,680 of its own common shares B (2016:17,324,960) with a nominal value of 0.12 each.

Annual Report on Form 20-F 2017

315	Notes to the financial statements of Aegon N.V. Note 13

Movements in the number of treasury common shares of Aegon N.V. were as follows:

	2017		2016
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	47,473	178	42,998	257

Transactions in 2017:
Sale: transactions, average price EUR 3.44	(4,085)	(14)
Sale: 1 transaction, average price EUR 3.68	(26,916)	(99)
Sale: 1 transaction, average price EUR 3.77	(3,849)	(14)
Purchase: 1 transaction, average price EUR 5.09	51,865	263

Transactions in 2016:
Purchase: transactions, average price EUR 4.81			83,117	400
Sale: transactions, price average EUR 6.49			(6,153)	(40)
Sale: 1 transaction, price EUR 6.38			(20,137)	(129)
Purchase: transactions, average price EUR 3.51			29,259	103
Sale: 1 transaction, price EUR 5.11			(29,259)	(150)
Shares withdrawn: 1 transaction, price EUR 4.60			(83,117)	(382)
Purchase: transactions, average price EUR 3.84			30,765	118
At December 31	64,488	314	47,473	178

Movements in the number of treasury common shares B of Aegon N.V. were as follows:

	2017		2016
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	17,325	2	-	-

Transactions in 2017:
Sale: transaction, average price EUR 0.11	(1,979)	-
Sale: transaction, average price EUR 0.11	(13,043)	(1)
Purchase: transaction, average price EUR 0.13	13,043	2

Transactions in 2016:
Purchase: transactions, average price EUR 0.11			17,325	2
At December 31	15,346	2	17,325	2

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2017		2016
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	64,488	314	47,473	178
Held by subsidiaries	1,163	9	1,307	10

Common shares B
Held by Aegon N.V.	15,346	2	17,325	2
At December 31	80,996	325	66,105	190

The consideration for the related shares is deducted from or added to the retained earnings.

Annual Report on Form 20-F 2017

316	Notes to the financial statements of Aegon N.V. Note 14

14 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans	Non-cumula- tive subordinated notes	Total
At January 1, 2017	3,008	454	65	271	3,797
Shares granted / Share options cost incurred	-	-	26	-	26
Shares vested / Share options forfeited	-	-	(30)	-	(30)
At December 31, 2017	3,008	454	61	271	3,794

At January 1, 2016	3,008	454	68	271	3,801
Shares granted / Share options cost incurred	-	-	13	-	13
Shares vested / Share options forfeited	-	-	(16)	-	(16)
At December 31, 2016	3,008	454	65	271	3,797

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2017	2016
USD 500 million	6.50%	Quarterly, December 15	2018	424	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2018	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2018	402	402
USD 1 billion	6.375%	Quarterly, June 15	2018	821	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2018	950	950
EUR 200 million	6.0%	Annually, July 21	2018	200	200
At December 31				3,008	3,008

[1]	The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.
[2]	The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.
[3]	The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2017	2016
EUR 136 million	5.185%1), 4)	Annual, October 14	2018	136	136
EUR 203 million	4.260%2), 4)	Annual, March 4	2021	203	203
EUR 114 million	1.506%3), 4)	Annual, June 8	2025	114	114
At December 31				454	454

[1]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[2]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[3]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015 and 1.506% until 2025.
[4]	If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

Annual Report on Form 20-F 2017

317	Notes to the financial statements of Aegon N.V. Note 15

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2017	2016
USD 525 million	8%	Quarterly, February 15	2018	271	271
At December 31				271	271

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

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into an equity component and a liability component. At December 31, 2017, the equity component amounted to EUR 271 million (2016: EUR 271 million), subordinated borrowings amounted to EUR 69 million (2016: EUR 72 million) and a deferred tax liability amounting to EUR 92 million (2016: EUR 106 million).

Refer to note 15 Subordinated borrowings for details of the component classified as subordinated borrowings.

15 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2017	2016
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	695	695
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	2018	69	72
At December 31				764	767

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

Subordinated borrowings include a liability of EUR 69 million (2016: EUR 72 million) relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes and their subordination refer to note 14 Other equity instruments.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

The fair value of these loans amounted to EUR 953 million (2016: EUR 844 million).

Annual Report on Form 20-F 2017

318	Notes to the financial statements of Aegon N.V. Note 16

16 Long-term borrowings

	2017	2016
Remaining terms less than 1 year	500	500
Remaining terms 1 - 5 years	82	84
Remaining terms 5 - 10 years	-	-
Remaining terms over 10 years	1,219	1,248
At December 31	1,801	1,832

The repayment periods of borrowings vary from within one year up to a maximum of 22 years. The interest rates vary from 0.000% to 6.625% per annum. The market value of the long-term borrowings amounted to EUR 2,198  million (2016: EUR 2,221 million).

17 Other liabilities

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 97 million (2016: EUR 233 million).

18 Commitments and contingencies

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2017, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,025 million (2016: EUR 3,720 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 55 million (2016: EUR 104 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2017 amounted to EUR 3,079 million (2016: EUR 3,563 million) as of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,322 million (2016: EUR 1,505 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 585 million (2016: EUR 633 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2017.

19 Number of employees

There were no employees employed by Aegon N.V. in 2017 (2016:nil).

20 Auditor’s remuneration

			Of which PricewaterhouseCoopers
	Total remuneration		Accountants N.V. (NL)
	2017	2016	2017	2016
Audit fees	42	27	13	9
Audit-related fees	3	3	1	1
Total	46	30	14	10

The total remuneration of the independent auditor has increased compared to last year. This increase is related to a contract renewal and to additional audit work that was provided, related to a model conversion in the US and to the conversion to IFRS 9 in the Netherlands. In addition, the total remuneration for 2016 did not yet include the fees for the audit of the 2016 Solvency II figures, as these fees were invoiced in and booked in 2017.

Annual Report on Form 20-F 2017

319	Notes to the financial statements of Aegon N.V. Note 21

21 Events after the reporting period

There were no events after the reporting period.

22 Proposal for profit appropriation

At the Annual General Meeting of Shareholders on May 18, 2018, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2017 of EUR 0.14 per common share and EUR 0.0035 per common share B. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 22, 2018, for the shares listed on the New York Stock Exchange and on May 22, 2018, for shares listed on Euronext. The record date for the dividend will be May 23, 2018. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 29, 2018 up to and including June 15, 2018. The dividend will be payable as of June 22, 2018.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 15, 2018 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 11, 2018 up to and including June 15, 2018.

	2017	2016
Final dividend on common shares	286	265
Earnings to be retained	2,183	172
Net income attributable to owners of Aegon N.V.	2,469	437

The Hague, the Netherlands, March 22, 2018

Supervisory Board	Executive Board

Robert J. Routs	Alexander R. Wynaendts
William L. Connelly	Matthew J. Rider
Robert W. Dineen
Mark A. Ellman
Ben J. Noteboom
Ben van der Veer
Dirk P.M. Verbeek
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2017

320	Other information Profit appropriation

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

Annual Report on Form 20-F 2017

321	Other information Major shareholders

Major shareholders

General

As of December 31, 2017, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,095.648,244 common shares and 585,022,160 common shares B issued. Of the issued common shares, 64,488,094 common shares and 15,345,680 common shares B were held by Aegon as treasury shares and 1,162,556 treasury shares were held by its subsidiaries.

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

As of December 31, 2017, 278 million common shares were held in the form of New York Registry shares. As of December 31, 2017, there were approximately 16,966 record holders of Aegon’s New York Registry shares resident in the United States.

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

Annual Report on Form 20-F 2017

322	Other information Major shareholders

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

In the years 2003 through 2012, 118,093,000 class B preferred shares were issued under these option rights and in the years 2013 and 2014 Vereniging Aegon purchased in aggregate 15,012,025 common shares B under its call option right.

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

On May 19, 2016, Aegon N.V. repurchased 13,450,835 common shares from Vereniging Aegon for the amount of EUR 58,000,000, being the Value Weight Average Price of the common shares of the five trading days preceding this transaction, as part of the EUR 400 million Share Buy Back program, initiated by Aegon N.V. in January 2016 to neutralize the dilutive effect of the cancellation of Aegon N.V.’s preferred shares in 2013.

On June 6, 2016, Aegon N.V. repurchased 17,324,960 Common Shares B from Vereniging Aegon for the amount of EUR 1,968,332, based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

On May 19, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 1,979,260 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

On June 23, 2017, Vereniging Aegon exercised its options rights to purchase in aggregate 13,042,612 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on June 23, 2017, being the final dividend 2016 in the form of stock dividend.

On December 19, 2017, Aegon N.V. repurchased 13,042,592 Common Shares B from Vereniging Aegon for the amount of EUR 1,725,169.73 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding

Annual Report on Form 20-F 2017

323	Other information Major shareholders

this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon N.V. in October 2017 to neutralize the dilutive effect of the distribution of final dividend 2016 in stock and interim dividend 2017 in stock.

Development of shareholding in Aegon N.V.

Number of shares held by Vereniging Aegon	Common	Common B
At January 1, 2017	279,236,609	567,697,200
Exercise option right common shares B - May 2017	-	1,979,260
Exercise option right common shares B - June 2017	-	13,042,612
Repurchase common shares B - December 2017	-	(13,042,592)
At December 31, 2017	279,236,609	569,676,480

Accordingly, at December 31, 2017, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.34%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2017, the General Meeting of Members of Vereniging Aegon consisted of eighteen members. The majority of the voting rights is with the sixteen members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The other two members are from the Executive Board of Aegon N.V.

Vereniging Aegon has an Executive Committee consisting of eight members, six of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are also member of the Executive Board of Aegon N.V. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon N.V. at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon N.V., in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon N.V. Furthermore, the two members of the Executive Board of Aegon N.V., who are also members of the Executive Committee, have no voting rights on several decisions that relate to Aegon N.V., as set out in the Articles of Association of Vereniging Aegon.

Other major shareholders

In this section below where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC the terms ‘capital issued’ and ‘votes’ are used as defined in the Wet op het Financieel Toezicht.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, the US based investment management firm Dodge & Cox International Stock Fund holds a capital and voting interest in Aegon of over 5%.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at September 22, 2016, Dodge & Cox International Stock Fund stated to hold 134,654,439 common shares, which represent 5.2% of the issued and outstanding capital and of the votes as at December 31, 2017. On February 20, 2018, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 256,029,115 common shares, representing 9.8% of the issued and outstanding capital as at December 31, 2017 and has voting rights for 250,384,686 shares, representing 9.6% of the votes as at December 31, 2017.

Based on its filing with the Dutch Autoriteit Financiële Markten as at May 26, 2017, BlackRock, Inc. stated to hold 59,827,512 shares, representing 2.3 % of the issued and outstanding capital as at December 31, 2017 and 79,077,402 voting rights, representing 3.0% of the votes as at December 31, 2017. On February 20, 2018, BlackRock, Inc.’s filing with the SEC shows that BlackRock holds 119,424,291 common shares, representing 4.6% of the issued and outstanding capital as at December 31, 2017, and has voting rights for 107,367,731 shares, representing 4.1% of the votes as at December 31, 2017.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, Franklin Resources, Inc (FRI). stated to hold 81,510,408 shares, representing 3.1% of the issued and outstanding capital and of the votes as of December 31, 2017. On February 20, 2018, the filing of Franklin Resources, Inc. (FRI), a US based investment management firm, with the SEC shows that FRI holds 156,591,360 common shares and voting rights, representing 6.0% of the issued and outstanding capital, as at December 31, 2017.

Annual Report on Form 20-F 2017

324	Other financial information Schedule I

Other financial information

Schedules to the financial statements

Index to schedules

Schedule I	Summary of Investments other than Investments in Related Parties as at December 31, 2017
Schedule II	Condensed Financial Information of Registrant (Parent Company Only)
Schedule II	Statement of Financial Position as of December 31, 2017 and 2016
Schedule II	Income Statement (Loss) for the years ended December 31, 2017, 2016 and 2015
Schedule II	Condensed Cash Flow Statement for the years ended December 31, 2017, 2016 and 2015
Schedule II	Dividends from and Capital Contributions to Business Units for the years ended December 31, 2017, 2016 and 2015
Schedule III	Supplementary Insurance Information for the years ended December 31, 2017, 2016 and 2015
Schedule IV	Reinsurance for the years ended December 31, 2017, 2016 and 2015
Schedule V	Valuation and Qualifying Accounts for the years ended December 31, 2017, 2016 and 2015

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2017
Amounts in million EUR	Cost1)	Fair value	Book value
Shares:
Available-for-sale	436	490	490
Fair value through profit or loss	1,021	1,062	1,062

Bonds:
Available-for-sale and held-to-maturity:
US government	8,011	8,846	8,846
Dutch government	4,799	5,781	5,781
Other government	11,746	12,568	12,568
Mortgage backed	7,326	7,694	7,694
Asset backed	4,624	4,698	4,698
Corporate	37,168	40,613	40,613
Money market investments	6,690	6,690	6,690
Other	765	791	791
Subtotal	81,130	87,681	87,681

Bonds:
Fair value through profit or loss	4,150	4,144	4,144

Other investments at fair value through profit or loss	1,898	1,914	1,914

Mortgages	33,562	38,076	33,562
Private loans	3,642	4,181	3,642
Deposits with financial institutions	139	139	139
Policy loans	1,897	1,897	1,897
Other	127	127	127
Subtotal	39,368	44,422	39,368

Real estate:
Investments in real estate		2,147	2,147
Total		141,858	136,804

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Annual Report on Form 20-F 2017

325	Other financial information Schedule II

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2017	2016
Non-current assets
Financial fixed assets
Shares in group companies	8	23,117	22,219
Loans to group companies	9	2,690	4,123
		25,807	26,342

Current assets
Receivables
Receivables from group companies	10	36	80
Other receivables	10	146	219
Other	11	74	140
Accrued interest and rent		8	15
		264	454
Cash and cash equivalents
Cash and cash equivalents		1,068	879
Total assets		27,139	27,675

Shareholders’ equity
Share capital	12	322	319
Paid-in surplus	13	7,731	7,873
Revaluation account	13	5,017	5,450
Remeasurement of defined benefit plans of group companies	13	(1,669)	(1,820)
Legal reserves – foreign currency translation reserve	13	(401)	1,316
Legal reserves in respect of group companies	13	1,122	1,169
Retained earnings, including treasury shares	13	5,696	5,776
Net income / (loss)	13	2,469	437
		20,288	20,520
Other equity instruments	14	3,794	3,797
Total equity		24,082	24,318

Non-current liabilities
Subordinated borrowings	15	764	767
Long-term borrowings	16	1,801	1,832
		2,565	2,599

Current liabilities	17
Short term deposits		73	128
Loans from group companies		62	62
Payables to group companies		123	140
Deferred tax liability		89	159
Other		125	242
Accruals and deferred income		22	29
		494	760
Total liabilities		3,059	3,359
Total equity and liabilities		27,139	27,675

Annual Report on Form 20-F 2017

326	Other financial information Schedule II

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2017	2016	2015
Net income / (loss) group companies	2,511	533	(394)
Other income / (loss)	(42)	(96)	(38)
Net income / (loss)	2,469	437	(432)

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2017	2016	2015
Income / (loss) before tax	2,468	411	(454)
Adjustments	(3,676)	(231)	1,920
Net cash flows from operating activities	(1,208)	180	1,466
Dividends and capital repayments of subsidiaries, associates and joint ventures	700	895	-
Other	(1)	(2)	(5)
Net cash flows from investing activities	700	893	(5)
Issuance of treasury shares	2	-	-
Purchase of treasury shares	(266)	(623)	(213)
Dividends paid	(294)	(306)	(292)
Issuance, repurchase and coupons of perpetual securities	(138)	(140)	(148)
Issuance, repurchase and coupons of non-cumulative subordinated notes	(37)	(38)	(38)
Issuance and repurchase of borrowings	1,429	604	(1,115)
Net cash flows from financing activities	696	(503)	(1,806)
Net increase / (decrease) in cash and cash equivalents	188	570	(346)

Five-year schedule of maturities of debt

As at December 31

	2017		2016
Amounts in million EUR	Subordi- nated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings
Remaining terms less than 1 year	-	500	-	500
Remaining terms 1 - 2 years	-	82	-	-
Remaining terms 2 - 3 years	-	-	-	84
Remaining terms 3 - 4 years	-	-	-	-
Remaining terms 4 - 5 years	-	-	-	-
Remaining terms longer than 5 years	764	1,219	767	1,248
At December 31	764	1,801	767	1,832

Annual Report on Form 20-F 2017

327	Other financial information Schedule II

Dividends from and capital contributions to business units

Aegon received EUR 1.8 billion of dividends from its business units during 2017, mainly from Americas, United Kingdom, Asset Management, Central & Eastern Europe and Spain & Portugal. Capital contributions of EUR 1.1 billion were paid to Aegon’s businesses, mainly to the Netherlands.

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

Annual Report on Form 20-F 2017

328	Other financial information Schedule III

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2017
Americas	8,188	171,122	5,241	1,982	9,383
The Netherlands	76	62,446	61	932	2,208
United Kingdom	903	65,052	14	6	9,635
Central & Eastern Europe	70	1,910	23	86	628
Spain & Portugal	1	796	-	15	155
Asia	490	4,969	100	15	816
Holding and other activities	-	16	8	-	1
Total	9,729	306,311	5,447	3,036	22,826

2016
Americas	8,958	185,654	5,625	2,151	9,433
The Netherlands	84	63,526	59	977	2,491
United Kingdom	996	69,505	11	6	9,924
Central & Eastern Europe	71	1,905	18	75	578
Spain & Portugal	1	799	-	12	148
Asia	832	5,558	105	22	882
Holding and other activities	-	16	4	-	(2)
Total	10,942	326,964	5,822	3,244	23,453

2015
Americas	8,330	177,742	4,977	1,991	9,195
The Netherlands	97	59,779	108	1,316	2,947
United Kingdom	1,264	83,417	12	5	8,512
Central & Eastern Europe	84	1,890	15	70	642
Spain & Portugal	1	797	-	10	133
Asia	745	4,127	88	20	1,494
Holding and other activities	9	89	2	1	2
Total	10,530	327,841	5,202	3,414	22,925

The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Annual Report on Form 20-F 2017

329	Other financial information Schedule III

Deferred policy acquisition costs also include deferred costs of reinsurance.

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2017
Americas	3,362	8,585	552	2,953	6,387
The Netherlands	2,173	4,430	19	925	2,192
United Kingdom	1,516	11,796	111	646	9,266
Central & Eastern Europe	49	416	54	207	614
Spain & Portugal	31	153	-	93	150
Asia	203	153	33	95	778
Asset Management	-	-	-	159	-
Holding and other activities	5	5	-	76	8
Total	7,338	25,537	770	5,155	19,395

2016
Americas	3,711	8,913	576	3,438	6,824
The Netherlands	2,133	3,726	24	967	2,477
United Kingdom	1,661	12,618	148	518	9,331
Central & Eastern Europe	45	395	59	185	568
Spain & Portugal	36	143	-	90	143
Asia	196	130	31	111	927
Asset Management	-	-	-	138	-
Holding and other activities	6	3	-	66	7
Total	7,788	25,929	837	5,513	20,277

2015
Americas	3,672	8,240	593	3,357	6,643
The Netherlands	2,274	4,641	30	1,039	2,934
United Kingdom	2,331	11,541	319	588	8,038
Central & Eastern Europe	45	563	80	184	631
Spain & Portugal	34	151	-	74	128
Asia	165	119	30	128	1,564
Asset Management	-	-	-	117	-
Holding and other activities	4	2	3	57	7
Total	8,525	25,259	1,055	5,543	19,946

Annual Report on Form 20-F 2017

330	Other financial information Schedule IV

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2017
Life insurance in force	863,686	709,326	525,201	679,561	77%

Premiums
Life insurance	18,324	3,214	1,628	16,738	10%
Non-life insurance	2,849	217	25	2,657	1%
Total premiums	21,174	3,431	1,653	19,395	9%

For the year ended December 31, 2016
Life insurance in force	986,854	851,003	648,147	783,999	83%

Premiums
Life insurance	18,687	2,932	1,713	17,468	10%
Non-life insurance	3,046	244	7	2,808	0%
Total premiums	21,734	3,176	1,719	20,277	8%

For the year ended December 31, 2015
Life insurance in force	1,008,787	961,485	658,594	705,896	93%

Premiums
Life insurance	17,971	2,694	1,612	16,889	10%
Non-life insurance	3,332	286	11	3,057	0%
Total premiums	21,302	2,979	1,623	19,946	8%

Annual Report on Form 20-F 2017

331	Other financial information Schedule V

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2017	2016	2015
Balance at January 1	215	249	363
Addition charged to earnings	40	5	30
Amounts written off and other changes	(37)	(40)	(152)
Currency translation	(5)	1	8
Balance at December 31	213	215	249

The provisions can be analyzed as follows:
Mortgages	48	40	56
Other loans	116	97	86
Receivables	48	79	107
Total	213	215	249

Annual Report on Form 20-F 2017

332	Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the

Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Supervisory Board, the Executive Board and Shareholders of Aegon N.V.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Aegon N.V. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedules of summary of investments other than investments in related parties as of December 31, 2017, of condensed financial information of Aegon N.V. as of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017, of supplementary insurance information as of December 31, 2017, 2016 and 2015, of reinsurance for the years ended December 31, 2017, 2016 and 2015 and of valuation and qualifying accounts as of December 31, 2017, 2016 and 2015 appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Annual Report on Form 20-F 2017

333	Auditor’s report on the Annual Report on Form 20-F

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

R. Dekkers RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

March 22, 2018

We have served as the Company’s auditor since 2014.

Annual Report on Form 20-F 2017

334	Additional information

Annual Report on Form 20-F 2017

335	Additional information Compliance with regulations

Compliance with regulations

Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires Aegon to disclose whether Aegon N.V. or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorization of the U.S. government. The amounts in this section are reported in EUR 1 or GBP 1.

In the UK and the Netherlands, Aegon maintained a limited number of plans that are reportable under Section 219. The non-U.S. based subsidiaries of Aegon N.V. do operate in compliance with applicable laws and regulations of the various jurisdictions where they conduct business. Aegon UK had an Individual Personal Pension (“IPP”) for a UK customer until March 2017 when the benefits were transferred externally to another pension provider. The customer is a UK-based employee of an Iranian bank which appears on OFAC’s Specially Designated Nationals (“SDN”) and Blocked Persons List with the identifiers of [SDGT], [IRAN], and [IFSR]. The last contribution to the pension was in November 2016. The customer is not a SDN; the Iranian bank did not own, benefit from, or have any control over the pension. All payments from the Iranian bank were made in UK Pounds from a UK bank account. Her Majesty’s Treasury (“HMT”) had previously confirmed that this business activity falls within an acceptable exemption. On October, 22 2016 HMT removed the entity from their consolidated list.

Aegon UK also has six UK resident customers who have one active IPP and are UK-based employees of a British registered charity that appears on the SDN List with the identifier [SDGT]; the charity makes contributions to the pensions. The customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 9,741 as at January 12, 2018, and regular monthly contributions of GBP 69.41 are being received into this policy. IPP #2 has a value of GBP 4,287as at January 12, 2018, and regular monthly contributions of GBP 18.61 are being received. IPP #3 has a value of GBP 193,694 as at January 12, 2018, and regular monthly contributions of GBP 527.91 are being received. IPP #4 has a value of GBP 8,854 as at January 12, 2018, and no further contributions are being received. IPP #5 has a value of GBP 43,119 as at January 12, 2018, and no further contributions are being received. IPP #6 has a current value of GBP 8,348 as at January 12, 2018, and no further contributions are being received. The related annual net profit arising from these contracts, which is difficult to calculate with precision, is estimated to be no greater than GBP 8,040.

In the Netherlands, Aegon Levensverzekering N.V. has one Dutch resident customer who is a party subject to U.S. sanctions for whom two active IPPs and one individual life investment linked insurance policy are held. This person is on the Foreign Sanctions Evaders List (‘FSE List’) with Regard to Syria and is listed on the SDN and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 and are identified with the program tags [FSE-IR] and [FSE-SY]. The customer is not subject to sanctions in the Netherlands or EU .

IPP #1 and #2 are lifelong annuity plans which start at the retirement age of 65 (January 2023). The annual pensions benefits as of January 1, 2023 for policy #1 will be EUR 560.64 gross per year and for #2 EUR 34.11 gross per year. The contributions into these policies ended in the 1980’s. The related annual net profit arising from these two contracts is negligible.

The individual life investment linked insurance policy has a value of EUR 65,323 as at January 1, 2018, and regular monthly contributions of EUR 198.60 are being received; all contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands; the individual is not subject to sanctions in the Netherlands or EU. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year.

Annual Report on Form 20-F 2017

336	Additional information Risk factors

Risk factors

Aegon faces a number of risks, some of which may arise from internal factors, such as inadequate compliance systems and operational change management. Others, may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. These risks, whether internal or external, may affect the Company’s operations, its earnings, the value of its investments, or the sale of certain products and services. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose (part of) the value of their investments. Additional risks of which Aegon is not presently aware could also affect its operations and share price. The business of a multinational insurance company such as Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight. The next two sections provide a description of risk factors relating to Aegon’s businesses and Aegon’s securities, including its common shares. The order in which the risk factors are presented is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Risks relating to Aegon’s business

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

Aegon’s results of operations and financial condition may be materially affected from time to time by general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation and interest rate levels in the countries in which Aegon operates. The global financial crisis has shown that financial markets can experience extreme volatility and disruption.

Such conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes, among other assets. Aegon may also experience a higher incidence of claims and unexpected policyholder behavior such as unfavorable changes in lapse rates. Aegon’s policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon’s businesses, results of operations, cash flows and financial condition, and Aegon cannot predict with any certainty whether or when such actions may occur.

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

Declines in value and defaults in Aegon’s debt securities, private placements and mortgage loan portfolios held in Aegon’s general and separate accounts, or the failure of certain counterparties, may adversely affect Aegon’s profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of issuers and counterparties. Aegon also considers credit risk to include spread risk that is the value of the bond reduced due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equalling the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter (OTC) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfil their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default.

Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can result in separate account losses, which increase the probability of future loss events. In the United States and the Netherlands separate account products can include guarantees which protect policyholders against some or all of the downside risks in their separate account portfolio. Reduced separate account values also decrease fee income and may accelerate deferred policy acquisition costs (DPAC) amortization. Reconsideration of assumptions might also affect the DPAC amortization schedule. These factors may have a material adverse effect on Aegon’s results of operations and financial position.

Annual Report on Form 20-F 2017

337	Additional information Risk factors

Aegon’s investment portfolio contains, among other investments, Dutch government bonds, US Treasury, agency and state bonds, other government issued securities and corporate bonds. Especially in a weak economic environment Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Further, excessive defaults or other reductions in the value of these securities and loans may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

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

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income.

Interest rate volatility or sustained low interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long and short term interest rates as well as to changes in the volatility of interest rates. In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses. These cash payments to policyholders also result in a decrease in total invested assets and net income. Early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income. Hedging against interest rate movements may change these effects significantly. Hedging programs are in place that are designed to manage the risks within the limits defined as part of the financial risk management policies within Aegon group’s risk strategy. The actual impact of the hedging programs is dependent on the effectiveness of the design of those programs as well as real time movements of financial markets. If hedging programs are not effective, Aegon’s results of operation, cash flow and financial position could be materially and adversely affected.

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

During periods of decreasing interest rates or sustained low interest rates, as experienced in recent years, Aegon may not be able to preserve margins due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, primarily due to lower policy lapses.

Annual Report on Form 20-F 2017

338	Additional information Risk factors

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

Aegon manages its investments and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, if interest rates remain low, the yield earned upon reinvesting interest payments from current investments, or from their sale or maturation, may decline. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of Aegon’s products and accordingly net income may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in Aegon’s investment portfolio in order to borrow at lower rates. Aegon can lower crediting rates on certain products to offset the decrease in spread. However, its ability to lower these rates may be limited by contractually guaranteed minimum rates or competition.

Depending on economic developments going forward, interest rates at the shorter end of the curve may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could further push down the longer end of the interest rate curve which could have significant implications for Aegon’s operations and financial results.

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate risk, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate risk, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks.

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in the notes to the consolidated statements, note 4 Financial risks, section “Interest rate risk”.

Fluctuations in currency exchange rates may affect Aegon’s reported results of operations.

As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon’s consolidated shareholders’ equity as a result of translation of the equity of Aegon’s subsidiaries into euro, Aegon’s reporting currency. Aegon holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Aegon may also hedge the foreign exchange component of expected dividends from its principal business units that maintain their equity in currencies other than the euro

To the extent the foreign exchange component of expected dividends is not hedged or actual dividends vary from expected, Aegon’s net income and shareholders’ equity may fluctuate. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net income and shareholders’ equity because of these fluctuations.

The sensitivity of Aegon’s net income and shareholders’ equity to foreign exchange translation risk is provided in the notes to the financial statements, note 4 Financial risks, section “Currency exchange risks”.

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

Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired. The necessity to issue securities can be driven by a variety of factors, for instance Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. Although Aegon manages its liquidity position for extreme

Annual Report on Form 20-F 2017

339	Additional information Risk factors

events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, Aegon may need to sell assets substantially below prices at which they are currently recorded to meet its insurance obligations.

Aegon makes use of (bilateral and syndicated) credit facilities to support repayment of amounts outstanding under Aegon’s commercial paper programs and to serve as additional sources of liquidity. An inability to access these credit facilities, for example due to non-compliance with conditions for borrowing or the default of a facility provider under stressed market circumstances, could have an adverse effect on Aegon’s ability to meet liquidity needs and to comply with contractual and other requirements.

Many of Aegon’s derivatives transactions require Aegon to pledge collateral against declines in the fair value of these contracts. Volatile financial markets may significantly increase requirements to pledge collateral and adversely affect its liquidity position. Further, a downgrade of Aegon’s credit ratings may also result in additional collateral requirements and affect its liquidity, or even enable counterparties to terminate such derivative transactions.

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

There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may reduce Aegon’s income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs should there be an expectation that the costs are not fully recoverable. This may have a materially adverse effect on Aegon’s results of operations and financial condition.

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

The sensitivity of Aegon’s net income and shareholders’ equity to changes in various underwriting risks is provided in the notes to the consolidated financial statements, note 36 “Insurance contracts”.

Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s results of operations and financial condition.

The valuation of many of Aegon’s financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations. Changes to investment valuations may have a materially adverse effect on Aegon’s results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on certain investments and other assets is subjective and based on assumptions, estimations and judgments that may not reflect or correspond to Aegon’s actual experience any of which may materially impact Aegon’s results of operations or financial position.

Among other things, changes in assumptions, estimations, judgments or in actual experience may require Aegon to accelerate the amortization of DPAC and value of business acquired, establish a valuation allowance against deferred income tax assets, or to recognize impairment of other assets, any of which may materially adversely affect Aegon’s results and financial condition.

Annual Report on Form 20-F 2017

340	Additional information Risk factors

Certain of Aegon’s products have guarantees that may adversely affect its results, financial condition or liquidity.

Certain products, particularly Aegon’s variable annuity products, include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be in excess of account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. As a result, a drop in the value of underlying assets or more volatile markets could result in an increase in the valuation of Aegon’s liabilities associated with these products. An increase in these liabilities may decrease its net income. Aegon uses a variety of hedging and risk management strategies to mitigate these risks. However, these strategies may not be fully effective and hedging instruments may not fully offset the costs of guarantees or may otherwise be insufficient in relation to its obligations. Estimates and assumptions Aegon makes in connection with hedging activities may fail to fully reflect or correspond to the actual (longer term) exposure in respect of guarantees. Further, unexpected policyholder behavior may cause Aegon’s hedging to be less effective. The above factors could have a material adverse effect on its results of operations, financial condition or liquidity.

Aegon may be unable to manage Aegon’s risks successfully through derivatives.

Aegon is exposed to changes in the fair value of its investments, the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. Aegon may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon and clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Currently the possible impact of Brexit on clearing houses located in the United Kingdom is unknown. Aegon uses London Clearing House (LCH) as central counterparty to clear most of its derivatives transactions. If, following Brexit, the system of supervision in the United Kingdom is not considered equivalent to that of the European Union and LCH has not been granted recognition, new and existing derivatives cleared through LCH and executed by EU27 entities, may not comply to EMIR regulations and possibly existing trades may have to be terminated and replaced by new trades to be cleared by an authorized clearing house located in the EU27. This could lead to additional costs and may impair the effectiveness of Aegon’s hedging programs.

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

Many of Aegon’s business units offer investment products that utilize quantitative models, algorithms or calculations that could experience errors or prove to be incorrect, incomplete or unsuccessful resulting in losses for clients who have invested in such products and possible regulatory actions and/or litigation against Aegon and/or its affiliates.

Aegon’s business units may utilize quantitative models, algorithms or calculations (whether proprietary or supplied by third parties) (Models) or information or data supplied by third parties (Data) for the management of, or to assist in the management of, investment products offered to clients. Examples of such investment products include, volatility controlled funds, mutual funds, separately managed accounts, and other types of advisory accounts. Models and Data are used to construct sets of transactions and investments, to provide risk management insights, and may be used to assist in hedging the investments. If Models and Data prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the investment product to additional risks. For example, by utilizing Models or Data, certain investments may be bought at prices that are too high, certain other investments may be sold at prices that are too low, or favorable opportunities may be missed altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful. The applicable investment product bears the risk that Models or Data used will not be successful and the product may not achieve its investment objective. Models can be predictive in nature. The use of predictive Models has inherent risks. For example, such Models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. In addition, in unforeseen or certain low-probability scenarios (often involving a market disruption of some kind), such

Annual Report on Form 20-F 2017

341	Additional information Risk factors

Models may produce unexpected results, which can result in losses for an investment product. Furthermore, the success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There can be no assurance that the use of Models will result in effective investment decisions for an investment product. Additionally, if investment products offered by Aegon’s affiliates experience Model errors or use erroneous Data, this could result in regulatory actions and/or litigation brought against Aegon and/or its affiliates.

Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital, which may decrease Aegon’s returns on its products.

Prudential regulatory requirements such as with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds and the regulatory treatment of investments may change, resulting in increased technical provisions, higher amounts of regulatory capital, more stringent requirements with respect to investments and/or the qualification of own funds. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition. For example, the European Union, the National Association of Insurance Commissioners’ (NAIC) in the US or US state regulators may adopt revisions to applicable risk based capital formulas and local regulators in other jurisdictions in which Aegon’s subsidiaries operate may increase their capital requirements.

In addition to requirements imposed directly through regulatory requirements and/or supervisory authorities rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s regulated subsidiaries in order for Aegon Group and/or its regulated subsidiaries to maintain their desired credit ratings.

An important example of changed regulatory requirements for insurers originates from the European Commission’s Solvency II Directive, which became effective on January 1, 2016, and which imposes, among other things, substantially greater quantitative and qualitative capital requirements on some of Aegon’s businesses and at the Group level, as well as supervisory and disclosure requirements, and may impact the structure, business strategies, and profitability of Aegon’s insurance subsidiaries and of the Group. Although the Solvency II Directive became effective on January 1, 2016, the requirements remain subject to change, for instance through reviews by the European Commission of the Solvency II requirements, which are currently taking place. Some of Aegon’s competitors, who are headquartered outside the European economic area may not be subject to Solvency II requirements and may thereby be better able to compete against Aegon, particularly in the United States and Asia. In particular, the manner in which Aegon’s United States and Asia insurance businesses are taken into account in the Solvency II group solvency calculation, may have a significant impact on the group’s capital position. In that context, the opinion published by EIOPA on January 27, 2016 regarding the application of a combination of accounting methods for the group solvency calculation has offered important additional guidance to Aegon that may help to determine its group solvency position under Solvency II. As is generally the case with respect to the interpretation of regulatory requirements, in the future this guidance, or the manner in which this guidance is applied, may change, which may have, depending on the nature of the change, a significant effect on the outcome of the group solvency calculation. As an illustration, in August 2017, adjustments in the calculation for the US led to an increase in the Group Solvency Ratio. Until June 30, 2017, Aegon used 250% of the local Company Action Level (CAL) RBC as the SCR equivalent. Aegon received approval from the De Nederlandse Bank (DNB) to apply, as of July 1, 2017, a revised methodology that includes lowering the conversion factor from 250% to 150% RBC, and reducing the contribution to own funds by 100% of the local Company Action Level RBC requirement to reflect transferability restrictions. This methodology is subject to annual review and the change enhances comparability with European peers.

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

Annual Report on Form 20-F 2017

342	Additional information Risk factors

Subsequently, the NAIC adopted regulations to monitor and provide transparency for insurer-affiliated captive reinsurers. Captive reinsurance structures have been used to manage ‘economically redundant’ reserves for term and secondary guarantee universal life policies. It is anticipated that after the enactment of US principle-based reserves, effective January 1, 2017 for new business, new captive reinsurance structures may not be required for these term and secondary guarantee universal life products. The new reserves requirements for US life insurance products are intended by regulators to represent a more economically supported view of the resources required to honor the promises to policyholders. For existing business held in a captive, Aegon may continue to be subject to the risks of adverse publicity and changes in regulations related to captive reinsurance.

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

Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies, including universal life with secondary guarantees, level term life insurance and variable annuity policies. Through these structures, Aegon finances certain required regulatory reserves at a lower cost. To the extent that state insurance departments restrict Aegon’s use of captives and regulatory reserve requirements remain unchanged, this could increase costs, limit the ability to write these products in the future or lead to increased prices to consumers on those products. The NAIC continues to consider changes to corporate governance and insurers’ use of captives. Due to the uncertainty of the proposals it is not possible to provide an estimate of the effects at this time.

As a further example, Aegon and the Aegon Group may be impacted by further changes to the capital adequacy requirements it is subject to as a result of the development of the Insurance Capital Standard (ICS) as part of the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) (a set of international regulatory standards focusing on the effective group-wide supervision of internationally active insurance groups (IAIGs)). Since November 3, 2015 Aegon is classified as a Global Systematically Important Insurer (G-SII). While the qualification is reviewed by the Financial Stability Board (FSB) yearly, the FSB, in consultation with the International Association of Insurance Supervisors (IAIS) and national authorities, decided not to publish a new list of G-SIIs for 2017. The policy measures set out in the FSB’s 2016 communication on G-SIIs will continue to apply to the firms listed in the 2016 communication. Continued enhancement of the Entity Based Approach (EBA) for the assessment of systemic risk has been suspended in favour of an Activities Based Approach to managing systemic risk. In this respect, the development of ComFrame as well as any additional requirements or standards applicable to either systemic entities or activities could lead to enhanced capital requirements applicable to IAIGs. This could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may lead Aegon to engage in transactions that affect capital, repurchase own shares or constrain Aegon’s ability to pay dividends. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and increase the cost to Aegon of offering certain products resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of its G-SII designation, of which the impact on shareholders cannot be predicted.

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

Restrictions on underwriting criteria and the use of data may affect Aegon’s ability to do business, its financial position or financial results.

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

Annual Report on Form 20-F 2017

343	Additional information Risk factors

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

Aegon has experienced downgrades and negative changes to its outlook in the past, and may experience rating and outlook changes in the future. A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. A downgrade of Aegon’s credit ratings will have the small effect of increased fees on credit facilities but may result in higher funding costs on future long term debt funding transactions and its ability to obtain reinsurance contracts at reasonable prices or at all.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision, specific to these businesses. The primary purpose of such regulation is to protect clients of these operating companies, (e.g. policyholders), not holders of Aegon capital securities. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, the profitability of its businesses and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than currently the case, such as with regard to the calculation of capital needs, treatment of own funds, rules or guidance with respect to the modelling of insurance, investment and other risks.

Regulatory changes include or may include capital standards and prudential standards for non-bank companies deemed to be systemically important financial institutions (SIFIs) that are more stringent than the standards applicable to non-SIFIs. Aegon has not been designated a SIFI in the United States. In addition, US state insurance regulators are developing group capital standards. The scope of application of these standards has not yet been determined. The current US administration announced plans to review aspects of the Dodd-Frank Act. This review may result in changes in laws and regulations that may impact US or global operations.

In the United States, the Patient Protection and Affordable Care Act (PPACA) was enacted in 2011 and upheld, with the exception of the Medicaid expansion mandate, by the US Supreme Court in 2012. PPACA significantly changed the regulation of health insurance in the United States, including in certain respects the regulation of supplemental health insurance products. The current US Presidential administration and US Congress have repealed certain provisions of the PPACA and additional changes in laws or regulations that may impact US health insurance industry are possible. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of these changes may significantly impact Aegon USA’s supplemental health insurance products business. The extent of the expected changes or impact on Aegon USA’s supplemental health insurance business cannot be determined at this time.

Solvency II became effective in EU member states as per January 1, 2016. Elements of the Solvency II framework may change going forward. This may affect the way Aegon implements the Solvency II framework, including Aegon’s financial position under Solvency II. Pursuant to Solvency II, Aegon is required to calculate a solvency ratio (own funds divided by the required solvency, the latter referred to as the Group SCR), for the Aegon Group at the level of Aegon which should be at least equal to 100%. Under Solvency I, EU supervisors usually required insurance and reinsurance undertakings to maintain a substantial percentage of own funds above the statutory minimum requirements. Under Solvency II, the DNB leaves the decision as to whether to hold a buffer of own funds in excess of the Group SCR or the SCR to the Aegon Group and the insurance and reinsurance undertakings in the Aegon Group. As the prudential supervisor, the DNB nonetheless monitors Aegon’s capital management policies. Aegon applies its own capital management policies

Annual Report on Form 20-F 2017

344	Additional information Risk factors

that determine the Company’s risk tolerances on the basis of self-imposed criteria. These policies result in Aegon, at its own election, but supervised by the DNB, maintaining a buffer of own funds in addition to those required according to Solvency II requirements. Aegon’s maximum risk tolerance for capital adequacy in the operating units is to maintain capitalization ratios above at least 100% SCR until after the occurrence of statistical ‘1-in-10 year’ equivalent stress scenarios. However, Aegon aspires to consistently maintain higher capital levels and targets local capitalisation levels in the operating units to support sustainable capital generation and stable dividends also until after the occurrence of statistical ‘1- in-10 year’ equivalent stress scenarios. These scenarios do not only reflect narrow statistical events, but can also include a broader range of stress scenarios such as economic, operational, regulatory and political events. Pursuant to these self-imposed criteria, Aegon currently aims to hold a buffer in excess of the 100% minimum Group Solvency Ratio of 50 to 100%. The calculation of the Group Solvency Ratio in accordance with Solvency II is further described in the section “Regulation and Supervision”.

In the Netherlands, the Dutch Central Bank provided guidance with regard to assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes (LAC-DT). Reduction of this factor would impact the Group Solvency II ratio. From June 30, 2017 to year-end, the factor of LAC-DT taken into account in Aegon the Netherlands’ Solvency II ratio remained unchanged at 75%. The factor is reassessed quarterly. The Solvency II sensitivity for a 25-percentage points change in the factor is given in the section “Capital and liquidity management”. The treatment of LAC-DT under the Solvency II framework is also one of the elements of the Solvency II review being conducted by the European Commission. The review was work in progress as per year-end 2017. The outcomes of this review and potential changes to the relevant regulations, guidelines or opinions, or their application by national supervisory authorities may have an impact on the determination of the LAC-DT that may be taken into account by Aegon going forward.

The United States Department of Labor (DOL) issued a ‘Conflict of Interest’ or ‘Fiduciary’ rule in April 2016 (the ‘DOL Rule’) that substantially broadens the definition of ‘fiduciary’ with respect to retirement savings and investment plans and products (‘qualified assets’). The final rule would, with limited exemptions and carve-outs, make agents and brokers who provide recommendations on qualified assets, subject to a best interest/fiduciary standard. The DOL Rule best interest standard becomes effective with additional requirements and exemptions as of July 1, 2019. The DOL announced that it would further review the DOL Rule and propose additional changes before the DOL Rule becomes fully applicable. In addition the SEC has announced that it will propose a harmonized standard of care for broker dealers and investment advisers. Finally, New York and several other states have proposed or are expected to propose a heightened standard of care for financial professionals in their state and/or relating to the sale of life insurance as well as retirement savings and investment products.

The DOL Rule could have a material adverse impact from a prospective sales perspective both as to Aegon USA’s retirement plan and annuity businesses, and could create other challenges to the operating model of these businesses. In addition, the SEC or the United States’ promulgation or enactment, respectively, of an enhanced standard of care could similarly have a material adverse impact on Aegon USA’s business. In late 2017, the additional requirements applicability date was extended to July 1, 2019. It is expected that the DOL will propose changes to the rule later this year. The final results of the review and the impact on Aegon USA’s retirement plan and annuity business will not be known until after the changes to the rule are finalized by 2018-2019.

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

Other initiatives, such as by the International Association of Insurance Supervisors, may lead to regulations that would increase capital needs and other requirements that would not be applicable to all carriers and create an uneven competitive playing field.

In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance costs and other ongoing business expenses and have a materially adverse effect on Aegon’s businesses, results of operations or financial condition.

An abandonment of the euro currency by one or more members of the European Monetary Union may affect Aegon’s results of operations in the future.

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

Annual Report on Form 20-F 2017

345	Additional information Risk factors

the European Monetary Union. Any such event may have a materially adverse effect on Aegon’s future financial condition and results of operations.

The United Kingdom (UK) leaving the European Union (‘Brexit’), potentially followed by more countries, may affect Aegon’s results and financial condition.

On June 23, 2016 the United Kingdom voted in a national referendum to withdraw from the European Union. With the negotiations underway, the implications of ‘Brexit’ remain unclear, with respect to the European integration process, the relationship between the UK and the European Union, and the impact on economies and businesses. Aegon could be adversely impacted by related market developments such as increased exchange rate movements of the UK pound versus the euro and higher financial market volatility in general due to increased uncertainty, any of which could reduce the value or results of Aegon’s operations in the United Kingdom. Aegon could also be adversely impacted should ‘Brexit’ result in the UK moving away from agreed and implemented EU legislation like, but not limited to, Solvency II regulations.

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

Risks of application of to the Dutch Intervention Act

In June 2012, the Dutch Intervention Act (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Dutch Intervention Act grants far-reaching powers to the Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”) and the Dutch Minister of Finance to intervene in situations where an institution, including a financial group such as Aegon, faces financial difficulties or where there is a serious and immediate risk to the stability of the Dutch financial system caused by an institution in difficulty. The Dutch Intervention Act has been amended in respect of, inter alia, banks as a result of the entry into force of the EU Directive on the recovery and resolution of credit institutions and investments firms, which was approved by the European Parliament on 15 April 2014 and of which the final text was published in the Official Journal of the European Union on 12 June 2014 (the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive also contains provisions that apply to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors. Under the Dutch Intervention Act, substantial powers have been granted to the DNB and the Dutch Minister of Finance enabling them to deal with ailing Dutch insurance companies as well as holding companies of insurance companies and financial conglomerates prior to insolvency. The measures allow them to commence proceedings which may lead to (a) the transfer of all or part of the business of an ailing insurance company to a private sector purchaser, (b) the transfer of all or part of the business of an ailing insurance company to a ‘bridge entity’, (c) the transfer of the shares in an ailing insurance company to a private sector purchaser or a ‘bridge entity’, (d) immediate interventions by the Dutch Minister of Finance concerning an ailing insurance company, and (e) public ownership (nationalization) of (i) all or part of the business of an ailing insurance company or (ii) all or part of the shares or other securities issued by an ailing insurance company or its holding company. The Dutch Intervention Act also contains measures that limit the ability of counterparties to invoke contractual rights (such as contractual rights to terminate or to invoke a right of set-off or to require security to be posted) if the right to exercise such rights is triggered by intervention of the DNB or the Dutch Minister of Finance based on the Dutch Intervention Act or by a circumstance which is the consequence of such intervention. There is a risk that the exercise of powers, or any perceived exercise of powers, by the DNB or the Dutch Minister of Finance under the Dutch Intervention Act could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. Furthermore, the terms of contracts, including debt obligations may be varied (e.g. the variation of maturity of a debt instrument). The Dutch Intervention Act and the Bank Recovery and Resolution Directive aim to ensure that financial public support will only be used as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. The Dutch Ministry of Finance has published a proposal of law at the end of 2017 on recovery and resolution of insurers, and potentially other entities belonging to insurance groups, based in the Netherlands. The act is currently under review in Parliament. If and when formally adopted, this act will replace and complement the provisions of the Dutch Intervention Act. The risks related to this new act are comparable to the risks related to the Dutch Intervention Act described immediately above. In addition, the new act will allow the resolution authority (the DNB) to require a Dutch insurance or reinsurance company or a group to remove, ex ante, impediments to effective resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition to start certain business activities, change the legal or operational structure of the

Annual Report on Form 20-F 2017

346	Additional information Risk factors

group, securing certain critical business lines). The use of this tool may adversely affect Aegon’s business, results of operations and financial position.

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

Insurance companies and their affiliated regulated entities are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving issues such as, but not limited to, employment or distribution relationships; operational and internal controls and processes; disclosures; environmental matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance. For example with respect to employment relationships, Aegon recently faced a suit in the state of Georgia filed by self-employed independent insurance agents associated with one of Aegon’s financial marketing units who claimed to be employees of the organization. This lawsuit was resolved favorably to Aegon. The SEC is conducting a formal investigation related to certain investment strategies offered through mutual funds, variable products and separately managed accounts. These strategies used quantitative models developed by one of the former portfolio managers of Aegon’s US investment management business unit. Among other things, the investigation relates to the operation of and/or the existence of errors in the quantitative models in question and related disclosures. The funds and strategies under review were sub-advised, advised or marketed by Aegon’s US group companies. The models are no longer being used although some of the funds are still being offered. The quantitative management strategies are no longer being offered. Aegon is cooperating fully with the investigation. Aegon believes that the investigation will come to a conclusion in 2018, and has taken a provision in anticipation of a possible settlement with the SEC.

Government investigations, including this one, may result in the institution of administrative, injunctive or other proceedings and/ or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. While we are unable to predict what actions, if any, might be taken and are unable to predict the costs to or other impact on us of any such action, there can be no assurances that this matter or other government investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

In addition, insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and governmental review concerning product fees and costs, including transparency and adequacy of disclosure of initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements including payments or changes to business practices even if Aegon believes the underlying claims are without merit. Aegon and other US insurers have been sued for charging fees on products offered in 401(k) platforms which allegedly were higher than fees charged on other products available in the market. Several US insurers, including an Aegon subsidiary, have also been named in class actions as well as individual litigation relating to increases in monthly deduction rates on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. The class action against Aegon’s subsidiary is pending in the US federal district court for the Central District of California. In the first phase of one of the individual cases against Aegon’s subsidiary to reach trial, the jury found that the increase was improper. That case and others remain ongoing. In the Netherlands, unit linked products (‘beleggingsverzekeringen’) have been controversial and the target of litigation since 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. In 2013 Aegon took a charge of EUR 25 million after the Dutch Supreme Court ruled adversely in litigation concerning premium amounts charged in the KoersPlan product. Some of the unit linked products are still involved in ongoing litigation. In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. In June 2017, the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force. Most of the claims of Vereniging Woekerpolis.nl were dismissed

Annual Report on Form 20-F 2017

347	Additional information Risk factors

under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. This court decision has been appealed by both parties. Aegon expects the claims and litigation on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. Lawsuits have also been brought against providers of securities leasing products (‘aandelenlease producten’). Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products, was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a class action claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. The case is now pending at the court of appeal of The Hague. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position. In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. For reasons of commercial necessity as well as at the instigation of regulatory authorities, Aegon decided to modify the fee structure.

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

Aegon’s risk management policies and processes may leave the Company exposed to unidentified or unanticipated risk events, adversely affecting its businesses, results and financial condition.

Aegon has devoted significant resources to the implementation and maintenance of a comprehensive enterprise risk management framework in all aspects of the business. Nevertheless, its risk measurements make use of historic and public data that may be inaccurate or may not predict future exposures. Further, operational and legal risks involve high volumes of transactions and are affected by frequent changes in Aegon’s businesses and their environments, and the risk management framework may not evolve at the same pace. As a result, there is a chance that risks present in its business strategies and initiatives may not be fully identified, monitored and managed.

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

Annual Report on Form 20-F 2017

348	Additional information Risk factors

Financial Instruments and IFRS 17 – Insurance Contracts. On July 24, 2014, the IASB issued the fourth and final version of its new standard on financial instruments accounting – IFRS 9 Financial Instruments. Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. IFRS 17 – Insurance Contracts was issued on May 18, 2017 with an effective date of January 1, 2021. However, the IASB has also issued an amendment related to IFRS 4 Insurance Contracts. The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and IFRS 17. The amendment permits entities whose predominant activities are connected with insurance, to defer the application of IFRS 9 until 2021 (the ‘temporary exemption’); and permit all issuers of insurance contracts to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts Standard is issued (the ‘overlay approach’). Aegon has decided to make use of the ‘temporary exemption’ to defer the application of IFRS 9 until 2021, as it meets the underlying qualifying criteria for doing so. As Aegon is able to defer the application of IFRS 9 until 2021, the full impact of both IFRS 9 and IFRS 17 is not yet clear. Initial impact assessments on both standards resulted in the expectation that it will have a significant impact on reported results, shareholders’ equity and disclosures.

Further details are provided in the notes to the consolidated financial statements, note 2 “Summary of significant accounting policies”.

Tax law changes may adversely affect Aegon’s profitability, as well as the sale and ownership of Aegon’s products.

Aegon is subject to the substance and interpretation of tax laws in all countries in which Aegon operates or invests. Tax risk is the risk associated with changes in tax laws, or the interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws. This tax risk includes for example the risk of changes in tax rates, changes in loss carry-over rules and new rules restricting the tax deductibility of interest expenses.

Tax risk also includes the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks may lead to increased tax charges, including financial or operating penalties. This tax risk may have a direct materially adverse effect on Aegon’s profits, capital and financial condition.

Any changes in tax laws, interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws in all countries in which Aegon operates or invests, which affects Aegon’s products, may also have a materially adverse effect on Aegon’s businesses, results of operations, capital and financial condition.

Most insurance products enjoy certain tax advantages, particularly in the United States, the United Kingdom and the Netherlands, which permit the tax deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within certain limits. Taxes on this inside build-up of earnings may not be payable at all and, if payable, generally are due only when the earnings are actually paid.

The US Congress has, from time to time, considered possible legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. This may have an impact on insurance products and sales in the United States.

The US Government, as well as state and local governments, also consider from time to time tax law changes that may increase the amount of taxes that Aegon pays. Effective January 1, 2018 the Tax Cuts and Jobs Act lowered US corporate tax to 21%, reducing the amount of tax that Aegon pays. Also significant changes were made to the computation of tax reserves, capitalized policy acquisition costs and the dividends received deduction available to life insurance companies, increasing the amount of tax that Aegon pays.

Competitive factors may adversely affect Aegon’s market share.

Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by the ban on sales- based commissions in some countries. These competitive pressures may result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability

Annual Report on Form 20-F 2017

349	Additional information Risk factors

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

Aegon may be unable to adapt to and apply new technologies

New technologies are transforming the insurance industry. New technologies include, but are not limited to, communication channels, robotization, artificial intelligence, data analytics and blockchain. These technologies are changing the way insurance is sold. They are also changing the way insurers manage their businesses and the skills they need in their workforces. Furthermore, the new technologies are influencing customer demands. They want speed, ease of use and accessibility. Technology makes it easier to move into new markets. This increases competition, not just among peers, but also from new competitors and disruptors. Inability to – quickly enough – adapt and apply these new technologies may impact Aegon’s competitive position, its ability to maintain profitability and adversely affect Aegon’s future financial condition and results of operations.

Aegon may experience difficulties in distributing and marketing products through its current and future distribution channels.

Although Aegon distributes its products through a wide variety of distribution channels, Aegon’s ability to market its products could be affected if key relationships would be interrupted. Distributors may elect to reduce or terminate their distribution relationship with Aegon due to adverse developments in its business. Further, key distribution partners may also merge, change their business models in ways that affect how Aegon’s products are sold, or new distribution channels could emerge and adversely impact the effectiveness of its current distribution efforts.

When Aegon’s products are distributed through unaffiliated firms, Aegon may not always be able to monitor or control the manner of their distribution despite its significant training and compliance programs. If Aegon’s products would be distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, Aegon may suffer reputational and other harm to its business.

The default of a major market participant may disrupt the markets and may affect Aegon’s business, financial condition, liquidity, operations and prospects.

The failure of a sufficiently large and influential financial institution, or other market participant including a government issuer, may disrupt securities markets or clearing and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial or and administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.

Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market- wide liquidity problems and losses or defaults by Aegon or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with whom Aegon interacts on a daily basis and financial instruments of governments which Aegon holds. Systemic risk could have a material adverse effect on Aegon’s ability to raise new funding and on its business, financial condition, results of operations, liquidity and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

Aegon may be unable to retain personnel who are key to the business.

As a global financial services enterprise, Aegon relies, to a considerable extent, on the quality of local management and personnel in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among other things, on Aegon’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which Aegon operates is intense. Aegon’s ability to attract and retain key personnel, in particular senior officers, experienced

Annual Report on Form 20-F 2017

350	Additional information Risk factors

portfolio managers, mutual fund managers and sales executives, is very much dependent on the competitiveness of the compensation package for employees in the market in which it competes. As a part of the governmental response in Europe and, to a certain extent, the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to give guidance or regulate the structure of remuneration for personnel, in particular senior management, with a focus on performance- related remuneration and limiting severance payments. With differences in interpretation of these regulations by local regulators on how the guidelines need to be applied, as well as to the question of whether they apply to insurance industries at all, these restrictions create an uncertain playing field and may adversely affect Aegon’s ability to compete for qualified employees, as well as Aegon’s ability to transfer employees between regions.

Reinsurers to whom Aegon has ceded risk may fail to meet their obligations.

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV for a table showing life insurance in force amounts and premiums on a direct, assumed and ceded basis.

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

Annual Report on Form 20-F 2017

351	Additional information Risk factors

in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, Aegon seeks to reduce its exposure to these events through individual risk selection, monitoring risk accumulation, and purchasing reinsurance. However, such events may lead to considerable financial losses to Aegon’s businesses. Furthermore, natural disasters, terrorism, civil unrest, military actions and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel and information about Aegon and its clients. If its business continuity plans have not included effective contingencies for such events, Aegon may experience business disruption and damage to corporate reputation and financial condition for a substantial period of time.

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

Operational risk is inherent in Aegon’s businesses and may manifest itself in many ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modelling errors, and/or internal and external fraud. These events may result in financial loss, harm Aegon’s reputation, or hinder Aegon’s operational effectiveness. Further, employee error, unethical behavior and/or misconduct may be difficult to detect and prevent under all circumstances and may result in significant losses.

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

As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, finance and actuarial services, investment management services and policy administration operations to third-party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third-party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, suffers a cyber-attack or other security breach, Aegon may not realize the productivity improvements or cost efficiencies, nor find an alternate provider on the same terms and conditions, and instead experience

Annual Report on Form 20-F 2017

352	Additional information Risk factors

financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences, all of which could have a material adverse effect on Aegon’s results of operations. In addition, Aegon’s reliance on third-party providers does not relieve Aegon of its responsibilities and requirements. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly, expensive and time-consuming, and the outcome of which is uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third-party providers based in different countries might be impacted by political instability, cultural differences, unanticipated regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.

In January 2018, in connection with the transformation of Aegon’s US business and its long term strategy, Aegon entered into a multi-year third party administration arrangement for the administration of certain US based in-force policies currently administered on up to 25 systems and for new US based insurance business. As part of this arrangement Aegon will modernize the systems upon which it administers its insurance business whereby at least 20 of the systems will be consolidated into a new policy administration system hosted by the third party administrator. Aegon may further reduce the remaining in-scope systems in the future. If Aegon does not effectively develop, implement and monitor its outsourcing relationships, or if third-party providers do not perform as anticipated or if Aegon experiences technological or other problems with transition from Aegon or its other third party providers, Aegon may not realize productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business that may have an adverse effect upon on Aegon’s operations or financial condition.

Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of Aegon’s information technology or communications systems may result in a material adverse effect on Aegon’s results of operations and corporate reputation.

While systems and processes are intended to support complex transactions and avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure may lead to a materially adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with industry standards and customer preferences. If Aegon fails to keep up-to-date information systems, Aegon may not be able to rely on information for product pricing, risk management and underwriting decisions. In addition, even though back-up and recovery systems and contingency plans are in place, Aegon cannot assure investors that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be adequately addressed. The occurrence of any of these events may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

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

Cyber risk is predominantly determined by the risk of malicious outside forces using public networks to attack the Company’s systems, but also includes inside threats, both malicious and accidental. In recent years this risk has increased sharply due to a number of developments in how information systems are used by companies such as Aegon, but also by society in general. Threats have increased as hackers get more organised and employ more sophisticated techniques. At the same time companies increasingly unlock information systems through the internet to customers and business partners expanding the attack surface hackers can exploit. Furthermore, the nature of Aegon’s business increasingly becomes more data driven.

To date the highest impact of cyber security incidents Aegon was exposed to were caused by phishing attacks targeted at business partners and customers. Although these historic events were far from material, Aegon has prepared for more significant cyberattacks would they occur. Aegon has taken cyber insurance to decrease the impact of such an event and at the same time continues to focus on strengthening cyber resilience to mitigate the likelihood and impact of significant events.

Annual Report on Form 20-F 2017

353	Additional information Risk factors

A breach of data privacy and security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established rules protecting the privacy and security of personal information. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the information of our clients and business partners. Aegon, and numerous of its systems, employees and business partners have access to, and routinely process, the personal information of consumers. Aegon relies on various processes and controls to protect the confidentiality of personal information and other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of a cybersecurity attack. If Aegon fails to maintain adequate processes and controls or if Aegon or its business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage Aegon’s reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations. In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations are likely to be imposed. Such limitations could have material impacts or Aegon’s business, financial conditions and/or results of operations.

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

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and

Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

◆	Investor perception of Aegon as a company;
◆	Actual or anticipated fluctuations in Aegon’s revenues or operating results;
◆	Announcements of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;
◆	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;
◆	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
◆	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;
◆	Potential litigation involving Aegon or the insurance industry in general;
◆	Changes in financial estimates and recommendations by securities research analysts;
◆	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
◆	The performance of other companies in the insurance sector;
◆	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;
◆	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
◆	News or analyst reports related to markets or industries in which Aegon operates; and
◆	General insurance market conditions.

Annual Report on Form 20-F 2017

354	Additional information Risk factors

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

As of December 31, 2017, there were 2,095,648,244 common shares and 585,022,160 common shares B issued. Of these, Vereniging Aegon held 279,236,609 common shares and 569,676,480 common shares B. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their common shares at any time.

Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

Prior to September 2002, Vereniging Aegon beneficially owned approximately 52% of the voting shares and thus held voting control over Aegon. In September 2002, Vereniging Aegon reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by Aegon). In 2003, Aegon and Vereniging Aegon amended the 1983 Merger Agreement, resulting in a right for Vereniging Aegon, upon issuance of shares by Aegon, to purchase as many class B preferred shares existing at that time as would enable it to prevent or offset a dilution to below its actual voting power percentage of 33%. In 2013, Aegon N.V. and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the General Meeting of Shareholders of Aegon N.V. on May 15, 2013. For details on the simplification of the corporate structure, please see the section Major shareholders on pages 321-323.

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

The simplification of the capital structure also entailed the amendment of the Voting Rights Agreement between Aegon N.V. and Vereniging Aegon. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B are 1/40th of the financial rights attached to a common share. The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. Accordingly, at December 31, 2017, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.34%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months.

Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

◆	Adopting amendments to the Articles of Association;
◆	Adopting the Annual Accounts;
◆	Approving a consolidation or liquidation;
◆	Approving a tender offer, merger, sale of all or substantially all of the assets, or other business combination; and

Annual Report on Form 20-F 2017

355	Additional information Risk factors

◆	In particular, during the periods when Vereniging Aegon is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:
◆	Rejecting binding Supervisory Board nominations for membership to the Supervisory Board and Executive Board;
◆	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and
◆	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

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

Annual Report on Form 20-F 2017

356	Additional information Property, plant and equipment

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

Other principal offices owned by Aegon are located in The Hague, the Netherlands and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Hoofddorp, Leeuwarden and Groningen), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Employees and labor relations

At the end of 2017, Aegon had 28,318 employees. Approximately 39% are employed in the Americas, 35% in Europe, 21% in Asia and 5% in Asset Management. Note that employees of the Holding are included in Europe.

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

A break-down of the number of employees is provided below:

	2017	2016	2015
Americas	10,951	11,943	12,701
The Netherlands	3,460	4,794	4,802
United Kingdom	3,435	2,673	2,478
Central & Eastern Europe	2,337	2,317	2,470
Spain & Portugal	610	600	534
Asia	6,025	5,579	7,163
Asset Management	1,500	1,474	1,382
	28,318	29,380	31,530
Of which Aegon’s share of employees in joint ventures and associates	6,497	5,944	7,499

See note 14 Commissions and expenses of the Notes to the consolidated financial statements of this Annual Report for a description of employee expenses.

Annual Report on Form 20-F 2017

357	Additional information Dividend policy

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

Under normal circumstances, Aegon would expect to declare an interim dividend when announcing Aegon’s first half year results and to propose a final dividend at the Annual General Meeting of Shareholders for approval. Dividends would normally be paid in cash or stock at the election of the shareholder. The relative value of cash and stock dividends may vary. Stock dividends paid may, subject to capital management and other considerations, be repurchased in order to limit dilution.

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

Annual Report on Form 20-F 2017

358	Additional information The offer and listing

The offer and listing

The principal market for Aegon’s common shares is Euronext Amsterdam. Aegon’s common shares are also listed on NYSE New York.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of Aegon’s common shares on Euronext Amsterdam and NYSE New York as reported by Bloomberg and is based on closing prices.

	Euronext Amsterdam (EUR)		NYSE New York (USD)
	High	Low	High	Low

2013	6.86	4.23	9.48	5.76
2014	6.96	5.75	9.46	7.27
2015	7.70	4.87	8.35	5.41
2016	5.65	3.01	6.09	3.37
2017	5.49	4.26	6.35	4.73

2015
First quarter	7.70	5.87	8.35	6.97
Second quarter	7.65	6.37	8.22	7.24
Third quarter	7.22	4.87	7.93	5.51
Fourth quarter	5.94	4.93	6.38	5.41

2016
First quarter	5.65	4.04	6.00	4.59
Second quarter	5.41	3.47	6.09	3.91
Third quarter	3.98	3.00	4.37	3.37
Fourth quarter	5.32	3.38	5.72	3.84

2017
First quarter	5.49	4.65	5.84	5.10
Second quarter	5.04	4.26	5.40	4.73
Third quarter	5.38	4.50	6.06	5.20
Fourth quarter	5.42	4.72	6.35	5.50
Sep-17	5.03	4.63	5.94	5.50
Oct-17	5.18	4.72	6.02	5.50
Nov-17	5.42	5.03	6.24	5.83
Dec-17	5.41	5.13	6.35	6.08

2018
January 2018	5.76	5.26	7.02	6.32
February 2018	5.77	5.19	7.02	6.30
March 2018 (through March 7, 2018)	5.71	5.36	6.91	6.62

On Euronext Amsterdam only Euronext registered shares may be traded, and on NYSE New York only New York Registry Shares may be traded.

Annual Report on Form 20-F 2017

359	Additional information Memorandum and Articles of Association

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages 131 - 135).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

◆	All shares are in registered form;
◆	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
◆	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
◆	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement[1], Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
◆	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account;
◆	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
◆	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;
◆	There are no sinking fund provisions;
◆	All issued shares are fully paid-up; so there is no liability for further capital calls; and
◆	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

◆	The common shares are listed; the common shares B are not listed;
◆	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
◆	A repayment on common shares B needs approval of the holders of common shares B.

1	The Voting Rights Agreement is published on Aegon’s corporate website.

Annual Report on Form 20-F 2017

360	Additional information Memorandum and Articles of Association

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

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences in company law practices for domestic companies’ included in the Corporate Governance section of this Annual Report (see page 136).

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

Annual Report on Form 20-F 2017

361	Additional information Taxation

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
iv.	Partial repayments of paid-in capital recognised for Netherlands dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “qualifying profits” includes anticipated profits that have yet to be realized.

Annual Report on Form 20-F 2017

362	Additional information Taxation

Residents of the Netherlands

If a holder of Aegon common shares is a resident, or deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, Netherlands dividend withholding tax which is withheld with respect to proceeds from Aegon common shares will generally be creditable for Netherlands corporate income tax or Netherlands income tax purposes.

Non-residents of the Netherlands

If a holder of Aegon common shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is a resident for the purposes of such treaty, such holder may, depending on the specific terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Netherlands dividend withholding tax.

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

A (partial) refund of Netherlands dividend withholding tax is available to a holder of Aegon common shares resident in another EU member state, Norway, Iceland or Liechtenstein if (i) this holder of Aegon common shares is not subject to Netherlands individual income tax or Netherlands corporate income tax with respect to the income from the Aegon common shares and (ii) such Netherlands dividend withholding tax is higher than the Netherlands individual income tax or Netherlands corporate income tax would have been had this holder of Aegon common shares been tax resident in the Netherlands, after taking into account a possible refund based on the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) or a refund based on a treaty for the avoidance of double taxation with respect to taxes on income, and (iii) no credit based on a treaty for the avoidance of double taxation with respect to taxes on income is granted in the state in which the holder of Aegon common shares is tax resident, for the full amount of Netherlands dividend withholding tax withheld, and (iv) this holder of Aegon common shares does not have a similar function as an investment institution (fiscale beleggingsinstelling) or exempt investment institution (vrijgestelde beleggingsinstelling). Furthermore, a similar refund of Netherlands dividend withholding tax may be available to a holder of Aegon common shares resident in another country, under the additional conditions that (i) the Aegon common shares are considered portfolio investments for purposes of article 63 (taking into account article 64) of the Treaty on the functioning of the European Union and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

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

Beneficial owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Netherlands dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

◆	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: (i) as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or (ii) in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend withholding tax; and
◆	That such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit- sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Annual Report on Form 20-F 2017

363	Additional information Taxation

Netherlands dividend withholding tax upon redistribution of foreign dividends

Aegon must pay to the Dutch tax authorities all Netherlands dividend withholding tax it withholds on dividends it distributed with respect to the Aegon common shares. Provided certain conditions are met, Aegon may apply a reduction with respect to the withholding tax that it has to pay to the Dutch tax authorities. This reduction can be applied if Aegon distributes dividends that stem from dividends Aegon itself has received from certain qualifying non-Netherlands subsidiaries, provided these dividends received by Aegon are exempt from Netherlands corporate income tax and were subject to a withholding tax of at least 5% upon distribution to Aegon. The reduction is applied to the Netherlands dividend withholding tax that Aegon must pay to the Netherlands tax authorities and not to the amount of the Netherlands dividend withholding tax that Aegon must withhold. The reduction is equal to the lesser of:

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

If an individual is a resident or deemed to be a resident of the Netherlands for Netherlands individual income tax purposes, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are taxable at progressive rates (at up to a maximum rate of 51,95%) under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) if:

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

If neither condition (i) nor condition (ii) above applies to the holder of the Aegon common shares, taxable income with regard to the Aegon common shares must be determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return on income from savings and investments is fixed at percentage of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (1 January), insofar as the individual’s yield basis exceeds a certain threshold (heffingsvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of Aegon common shares less the fair market value of certain qualifying liabilities on 1 January. The fair market value of Aegon common shares will be included as an asset in the individual’s yield basis. The deemed return percentage to be applied to the yield basis increases progressively depending on the amount of the yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%

Non-residents of the Netherlands

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Netherlands corporate or individual income tax purposes, such person is not subject to Netherlands income tax in respect of income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares, except if:

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

Annual Report on Form 20-F 2017

364	Additional information Taxation

representative Aegon common shares are attributable, or (2) realises income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which include activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (3) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 51,95%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under ‘Residents of the Netherlands’). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

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

Annual Report on Form 20-F 2017

365	Additional information Taxation

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

Annual Report on Form 20-F 2017

366	Additional information Taxation

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

The amount of the qualified dividend income paid by Aegon to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the ‘rate differential portion’ of such dividend (which, assuming a US holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 45.95% under current law). Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.

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

Annual Report on Form 20-F 2017

367	Additional information Taxation

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

Annual Report on Form 20-F 2017

368	Additional information Principal accountant fees and services

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2017, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for services rendered by PwC in 2017, 2016 and 2015.

Fees independent public accountant

In million EUR	2017	2016	2015
Audit fees	42	27	20
Audit-related fees	3	3	2
	46	30	22

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

For the period 2015 to 2017, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Annual Report on Form 20-F 2017

369	Additional information Purchases of equity securities by the issuer and affiliated purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2017	691	6.52	-	-
February 1 - 28, 2017	642	6.66	-	-
March 1 - 31, 2017	598	6.67	-	-
April 1 - 30, 2017	804	5.67	-	-
May 1 - 31, 2017	756	5.66	-	-
June 1 - 30, 2017	1,387	5.62	-	-
July 1 - 31, 2017	671	6.64	-	-
August 1 - 31, 2017	502	6.73	-	-
September 1 - 30, 2017	1,035	6.73	-	51,864,626
October 1 - 31, 2017	19,073,434	4.94	19,072,946	32,791,680
November 1 - 30, 2017	23,573,736	5.15	23,573,233	9,218,447
December 1 - 31, 2017	9,218,858	5.25	9,218,447	-
Total	51,873,114		51,864,626
[1]	The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent-related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index. Please refer to note 20 ‘’Dividend per common share’’ and to the section ‘’Major shareholders’’ in the ‘’Other information’’.

Annual Report on Form 20-F 2017

370	Additional information Glossary

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

Authorised Control Level (ACL) is the level regulators are permitted to seize control of a company.

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

Company Action Level (CAL) is the regulatory intervention level at which a company has to submit a plan to its state regulators for the Aegon Americas segment. It is 200% of the Authorised Control Level (ACL) - the level regulators are permitted to seize control of a company. It is a requirement and the most pertinent for measuring risk-based capital (RBC).

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

Annual Report on Form 20-F 2017

371	Additional information Glossary

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

Contingent liability is a possible obligation dependent on the occurrence of an uncertain future event or a present obligation for which payment is not probable or the amount cannot be measured reliably.

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

Annual Report on Form 20-F 2017

372	Additional information Glossary

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

Excess cash in the holding, which is rather a measure of Holdings liquidity, can be defined as the sum of the Holding company assets, less capital investments, less matched short term assets, less other adjustments. Aegon’s internal policy for the management of excess cash in the holding is based on a similar approach as the management of the Group and Local Unit capitalization, using a range approach and a ladder of intervention to trigger timely conversations and escalating management actions.

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

Fixed charge coverage is a measure of the Aegon’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Foreign currency is a currency other than the functional currency of an entity within the Group.

Foreign currency translation reserve (FCTR) is part of shareholders’equity, and is the reserve for the exchange differences recognized from the financial statements of the

Annual Report on Form 20-F 2017

373	Additional information Glossary

group entities. On the consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The resulting exchange differences are recognized in the FCTR.

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

Guaranteed minimum death benefits are benefits that guarantee that the beneficiary, as named in the contract, will receive a death benefit if the annuitant dies. The benefit received differs among contracts and may be greater than the current account value.

Guaranteed minimum income benefits are a type of option that annuitants can purchase for their retirement annuities. When the annuity is annuitized, this specific option guarantees that the annuitant will receive a minimum value’s worth of payments, regardless of the current level of the account value.

Guaranteed minimum withdrawal benefits are a type of option that annuitants can purchase for their retirement annuities. This specific option gives annuitants the ability to protect their retirement investments against downside market risk by allowing the annuitant the right to withdraw a percentage of their withdrawal base each year, regardless of how markets have performed

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

Annual Report on Form 20-F 2017

374	Additional information Glossary

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

Realizable value is the amount of cash or cash equivalents that could currently be obtained by selling an asset in an orderly disposal.

Recognition is the process of incorporating in the statement of financial position or income statement an item that meets the

Annual Report on Form 20-F 2017

375	Additional information Glossary

definition of an element and satisfies the following criteria for recognition:

◆	It is probable that any future economic benefit associated with the item will flow to or from the entity; and
◆	The item has a cost or value that can be measured with reliability.

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

Annual Report on Form 20-F 2017

376	Additional information Abbreviations

Abbreviations

AFM Authority for the Financial Markets

ALCO Asset & Liability Management Committee

ALM Asset Liability Management

BCR Basic Capital Requirement

CEE Central & Eastern Europe

DNB Dutch Central Bank

DOL Department of Labour

EFRAG European Financial Reporting Advisory Group

FSB Financial Stability Board

GICs Guaranteed Investment Contracts

GMDB Guaranteed Minimum Death Benefits

GMIB Guaranteed Minimum Income Benefits

GMWB Guaranteed Minimum Withdrawal Benefits

G-SII Global Systematically Important Insurer

HLA Higher Loss Absorbing Capacity

IAIS International Association of Insurance Supervisors

ICS Insurance Capital Standard

ORSA Own Risk and Solvency Assessment

PPI Premium Pension Institution

SEC United States Securities and Exchange Commission

Annual Report on Form 20-F 2017

377	Additional information References

References

1. From 2018, Aegon is required to publish a non-financial statement as part of its Annual Report. This is in compliance with the Dutch Civil Code and EU directive 2014/95/EU. The statement should address the Company’s non-financial performance, as well as its management of social and environmental issues. In addition, recent changes to the Dutch Corporate Governance Code require companies also to explain their strategy and approach to value creation and corporate culture.

2. License to operate refers to the general acceptance or approval by stakeholders for a company to continue its business operations in their community or communities.

3. More information on Aegon’s materiality exercise (both methodology and findings) may be found in the Company’s Review.

4. Based on the International Integrated Reporting Council’s six capitals: financial, human, intellectual, natural, manufactured and social & relationship. Each of these capitals represents a store of value, which companies use and transform through their business activities. It’s important to remember that, during this process, capitals may increase or be depleted in value. For the purposes of reporting, Aegon has chosen the four capitals most relevant to its businesses (financial, human, intellectual and social & relationship).

5. When restructuring, Aegon takes steps to keep redundancies to a minimum. In Europe and Asia, the Company works through trade unions. Where possible, staff are reassigned within the Company. Those leaving Aegon are offered support, advice and training. As part of restructuring in the US, for example, Transamerica is outsourcing administration of approximately 10 million insurance and annuities policies to Tata Consultancy Services. All employees affected will be offered position with TCS.

6. Aegon has set up, for example, a dedicated Aegon Analytics Academy, covering financial, customer and risk analytics. The Company also has a Digital Marketing course in Europe, and organizes two-day Digital Acceleration programs to bring management up to speed with latest technologies.

7. Information on Aegon’s governance system may be found in this report on pages 131-135.

8. Aegon Ireland is accounted on a held for sale basis.

9. Source: MABISZ, http://www.mabisz.hu/hu/piaci-adatok-jelentesek.html. Webpage visited November 14, 2017.

10. Source: KNF, https://www.knf.gov.pl/en/REPORTS_AND_ ANALYSIS/Pension_system/Monthly_data_pension_funds_ market. Webpage visited November 14, 2017.

11. Source: MABISZ, http://www.mabisz.hu/images/stories/ docs-eng/publications/yearbook-2017-english.pdf. Webpage visited November 14, 2017.

12. Source: MABISZ, http://www.mabisz.hu/hu/piaci-adatok-jelentesek.html. Webpage visited November 14, 2017.

13. Source: Insurance Association of Turkey, https://www.tsb. org.tr/official-statistics.aspx?pageID=1003. Webpage visited November 14, 2017.

14. Source: MNB, Aranykönyv, 2016, http://www.mnb. hu/felugyelet/idosorok/v-aranykonyv. Webpage visited November 14, 2017.

15. Source: ADSS, http://www.adss.sk/zhodnotenie-vo-fondoch?year=2017#documents.Webpage visited January 23, 2018.

16. Source: KNF, https://www.knf.gov.pl/en/REPORTS_AND_ ANALYSIS/Pension_system/Monthly_data_pension_funds_ market. Webpage visited November 14, 2017.

17. Source: APAPR, http://www.apapr.ro/statistics.html. Webpage visited January 23, 2018.

18. Note that on a consolidated group level Aegon Bank is not included in the calculation of the Solvency II ratio.

19. On December 14, 2017, Aegon announced that Rob Routs, Chairman of the Supervisory Board, decided to step down, after 10 years of service, at the Annual General Meeting of Shareholders on May 18, 2018.

20. On February 15, 2018, Aegon announced that Dirk Verbeek, member of the Supervisory Board, decided to step down after 10 years of service, at the General Meeting of Shareholders on May 18, 2018.

21. Mr. Rider was appointed as CFO and member of Aegon’s Executive Board on May 19, 2017. Conditional variable compensation is disclosed on an annualized basis for Mr. Rider.

22. A Part VII transfer is a court-sanctioned legal transfer of some or all of the policies of one company to another governed by Part VII of the Financial Services and Markets Act 2000.

Annual Report on Form 20-F 2017

378	Additional information Disclaimer

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
◆	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
◆	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
◆	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;

◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Consequences of a potential (partial) break-up of the euro;
◆	Consequences of the anticipated exit of the United Kingdom from the European Union;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
◆	Acts of God, acts of terrorism, acts of war and pandemics;
◆	Changes in the policies of central banks and/or governments;
◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

Annual Report on Form 20-F 2017

379	Additional information Disclaimer

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

◆  Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives; and

◆  This press release contains information that qualifies or may qualify as inside information within the meaning of Article 7 (1) of the EU Market Abuse Regulation (596/2014).

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

Annual Report on Form 20-F 2017

380	Additional information Contact

Contact

Headquarters

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Name: Jay Orlandi

Telephone: +1 443 475 3836

E-mail: jay.orlandi@transamerica.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Annual Report on Form 20-F 2017

381	Additional information Documents on display

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

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 380).

Annual Report on Form 20-F 2017

382	Additional information Index to Exhibits

Exhibits

Index to Exhibits

1	Articles of Association. (1)
2	Any instruments defining the rights of security holders and / or long-term debt holders. Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	1983 Amended Merger Agreement. (2)
4.2	Voting Rights Agreement. (3)
4.3	Board Agreement between A.R. Wynaendts and Aegon N.V. (4)
4.4	Aegon N.V. Long-term Incentive Plan Rules. (5)
4.5	Aegon Group Executive Board Variable Compensation Plan Rules 2013. (6)
4.6	Aegon Group Executive Board Variable Compensation Plan Rules 2014. (7)
4.7	Aegon Group Executive Board Variable Compensation Plan Rules 2015. (8)
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of Aegon N.V. - Incorporation by reference to Note 52 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.
(2) Incorporated by reference Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(3) Incorporated by reference Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(4) Incorporated by reference Exhibit 4.4 to Form 20-F 2015 filed with the SEC on March 25, 2016.
(5) Incorporated by reference Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 31, 2005.
(6) Incorporated by reference Exhibit 4.14 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(7) Incorporated by reference Exhibit 4.8 to Form 20-F 2014 filed with the SEC on March 20, 2015.
(8) Incorporated by reference Exhibit 4.9 to Form 20-F 2015 filed with the SEC on March 25, 2016.

The company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the company and its consolidated subsidiaries.

Annual Report on Form 20-F 2017

383	Additional information Signatures

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.

/s/ Matthew J. Rider

Matthew J. Rider
Chief Financial Officer

Date: March 23, 2018

Annual Report on Form 20-F 2017