Form 20-F
period 2018-12-31
AEGON NV
filed 2019-03-22
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Not applicable

(Title of Class)

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,095,648,244 common shares and 585,022,160 common shares B

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                    ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards

Board to its Accounting Standards Codification after April 5, 2012.

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

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a
2	Offer Statistics and Expected Timetable	n/a
3	Key Information
3A	Selected financial data	101-102
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	66-69; 90-96; 175-205; 369-389
4	Information on the Company
4A	History and development of the Company	8-39; 295-297; 436
4B	Business overview	336-368
4C	Organizational structure	10-12
4D	Property, plants and equipment	391
4A	Unresolved Staff Comments	n/a
5	Operating and Financial Review and Prospects
5A	Operating results	103-139
5B	Liquidity and capital resources	76-85; 226-228; 260-261; 272-276
5C	Research and development, patent and licenses etc.	n/a
5D	Trend information	21-39; 103-139
5E	Off-balance sheet arrangements	288-292
5F	Tabular disclosure of contractual obligations	204-205; 288-292; 328
5G	Safe harbor	n/a
6	Directors, Senior Management and Employees
6A	Directors and senior management	47-50
6B	Compensation	59-65; 219-221; 300-306
6C	Board practices	42-46
6D	Employees	32-33; 212; 391
6E	Share ownership	42-45; 323-325
7	Major Shareholders and Related Party Transactions
7A	Major shareholders	44; 323-325
7B	Related party transactions	300-306
7C	Interest of experts and counsel	n/a
8	Financial Information
8A	Consolidated Statements and Other Financial Information	141-147; 236-332
8B	Significant Changes	n/a
9	The Offer and Listing
9A	Offer and listing details	392
9B	Plan of distribution	n/a
9C	Markets	392
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a
10	Additional Information
10A	Share capital	n/a
10B	Memorandum and articles of association	393-394
10C	Material contracts	395
10D	Exchange controls	396
10E	Taxation	397-404
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	437
10I	Subsidiary Information	n/a
11	Quantitative and Qualitative Disclosures About Market Risk	90-96; 175-205
12	Description of Securities Other than Equity Securities	n/a

Annual Report on Form 20-F 2018

13	Defaults, Dividend Arrearages and Delinquencies	n/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
15	Controls and Procedures	97
16A	Audit committee financial expert	54-55
16B	Code of Ethics	69
16C	Principal Accountant Fees and Services	405
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	406
16F	Change in Registrant’s Certifying Accountant	n/a
16G	Corporate Governance	42-45
16H	Mine Safety Disclosure	n/a
17	Financial Statements	n/a
18	Financial Statements	141-321
19	Exhibits	438

Annual Report on Form 20-F 2018

1

Welcome to Aegon’s 2018 Annual Report on Form 20-F

To prosper, we believe companies must create long-term value for the societies in which they operate. Aegon creates value in several ways: as a provider of financial services, as well as a responsible employer and business partner. We also make significant social and economic contributions through returns to shareholders, tax and support for local communities, as well as through investments both for our own account and on behalf of our customers. Our aim is to be a responsible corporate citizen, fully aware of the impact we have on our stakeholders and on society as a whole.

This is Aegon’s Annual Report on Form 20-F for the year ending December 31, 2018. It is the Company’s first fully integrated report. Aegon’s aim in producing this report is to provide a clear, balanced overview of the Company’s operations, strategy and performance. In this report, we look at the trends and challenges our business is facing, at our strategy, at how we create and share value – and at how we safeguard this value through a responsible approach to business. This report also contains the 2018 consolidated financial statements and Company financial statements for Aegon N.V. from page 98.

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

We have prepared this report in accordance with the International Financial Reporting Standards, as issued by the IASB, as well as the International Integrated Reporting Council (IIRC) framework and reporting standards issued by the Global Reporting Initiative (GRI). This report also conforms to relevant reporting requirements under the Dutch Corporate Governance Code and Dutch Civil Code (Part 9, Book 2).

Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. SEC, including financial information contained in this

Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

Other than for SEC reporting, Aegon prepared its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

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

If you have comments or suggestions about this report, please contact our offices in The Hague. Contact details may be found on page 436.

References

Throughout this document, Aegon N.V. is referred to as either ‘Aegon’ or ‘the Company’. Along with its member companies, Aegon N.V. may be referred to as ‘Aegon Group’ or ‘the Group’. For the purposes of this report, ‘member companies’ shall mean, with respect to Aegon N.V., those companies consolidated in accordance with Dutch legislation relating to consolidated accounts.

References to ‘NYSE’ and ‘SEC’ relate to the New York Stock Exchange and the US Securities and Exchange Commission respectively. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of European Monetary Union member states; ‘USD’ and ‘US dollar’ when referring to the lawful currency of the United States and ‘GBP’, ‘UK pound’ and ‘pound sterling’ when referring to the lawful currency of the United Kingdom.

Annual Report on Form 20F 2018

2

2018 at a glance		Who we are and what we do

4	Letter from our CEO	8	Aegon today
6	Main events of 2018	10	Our businesses
7	Performance highlights 2018	13	Value creation
		16	Stakeholder engagement
		17	Our operating environment
		21	Our strategy

The value we created for our stakeholders

28	Results, performance and targets
30	Value created and shared with our stakeholders
30	◆ Customers
32	◆ Employees
34	◆ Business partners
35	◆ Investors
36	◆ Wider community

How we safeguard long-term value creation

40	Letter from our Supervisory Board Chairman
42	Corporate governance
46	Differences between Dutch and US company laws
47	Composition of our Boards
51	Report of the Supervisory Board
59	Remuneration report
66	Non-financial policies, procedures and outcomes
69	Code of conduct
70	Regulation and supervision
76	Capital and liquidity management
86	Asset liability management
88	Reinsurance ceded
90	Risk management
97	Controls and procedures

Annual Report on Form 20F 2018

3

Financial information		Financial statements of Aegon N.V.
101	Selected financial data
103	Results of operations	309	Income statement of Aegon N.V.
104	Results of operations	310	Statement of financial position of Aegon N.V.
104	◆ Worldwide
112	◆ Americas	311	Notes to the financial statements
120	◆ Europe
130	◆ Asia
136	◆ Aegon Asset Management	Other information

		322	Profit appropriation
Consolidated financial statements of Aegon N.V.		323	Major shareholders

140	Exchange rates	Other financial information
141	Consolidated income statement of Aegon N.V.
		326	Schedule I
142	Consolidated statement of comprehensive income of Aegon N.V.	327	Schedule II
		329	Schedule III
		331	Schedule IV
143	Consolidated statement of financial position of Aegon N.V.	332	Schedule V
144	Consolidated statement of changes in equity of Aegon N.V.	333	Auditor’s report on the Annual Report on Form 20-F
147	Consolidated cash flow statement of Aegon N.V.
148	Notes to the consolidated financial statements

Additional information
336	Overview
336	◆ Americas
345	◆ The Netherlands
353	◆ United Kingdom
357	◆ Central & Eastern Europe
360	◆ Spain & Portugal
363	◆ Asia
366	◆ Aegon Asset Management
369	Risk factors Aegon N.V.
390	Compliance with regulations
391	Property, plant and equipment
391	Employees and labor relations
391	Dividend policy
392	The offer and listing
393	Memorandum and Articles of Association
395	Material contracts
396	Exchange controls
397	Taxation
405	Principal accountant fees and services
406	Purchases of equity securities by the issuer and affiliated purchasers

Other non-financial information

408	Other non-financial data
411	Basis of preparation
415	Reference tables
415	◆ Global Reporting Initiative (GRI) standards
423	◆ International Integrated Reporting Council (IIRC) framework
424	◆ EU directive on Non-Financial Information
424	◆ UN Principles for Sustainable Insurance (PSI)
425	◆ UN Sustainable Development Goals (SDG)
427	Glossary
433	Abbreviations
434	Disclaimer
436	Contact
437	Documents on display
438	Index to Exhibits

Annual Report on Form 20F 2018

4	2018 at a glance Letter from our CEO

2018 was another year of positive change at Aegon. We have continued to improve our service to millions of customers, continued to simplify and modernize our organization and capitalized on new growth opportunities.

These initiatives stem from a clear purpose and culture – fundamentals which define why we exist and will continue to exist, and grow, long into the future. Our purpose is clear, to help people achieve a lifetime of financial security. That requires smart planning, promoting healthy lifestyles and offering the right solutions at every stage of our customers’ lives. We are clear in the responsibility we have for our customers. We have put forward a robust approach to securing the financial security of our customers’ retirement and promoting healthy aging in our society.

Serving customers

Our services have never been more necessary than it is today. According to the World Health Organization, over 2 billion people will be over 60 years of age by 2050 – almost a quarter of the world’s population. This demographic change poses far-reaching challenges for society, governments, business and Aegon. One of the key shifts will be who provides that financial security during retirement. The responsibility is shifting fast from governments and employers to individuals. Though many people are neither equipped with the knowledge nor the resources to protect their financial futures. It is our responsibility to help customers make the right choices.

But it does not end there. There is a clear relationship between well-being and the environment we live in. Toward the end of 2018, Aegon was entrusted to manage and administer more than EUR 800 billion of investments on behalf of our customers. We are doing so, fully integrating environmental, social and governance factors into our investment analysis. Further to that, we are actively engaging with companies in our investment portfolio to improve their sustainability performance.

Our annual retirement research shows that there is a clear connection between wealth and health. We have therefore taken our commitment one step further, supporting people to achieve prosperity and health through all stages of their lives. We are a vocal participant in debates about the retirement challenge and share our knowledge and expertise with the governments and international organizations we work with. Meeting the dynamic needs of our customers and society, responding to new competition, technological and regulatory change, shapes our DNA. We strive to be future fit: by acting as one in an agile manner, being accountable, and above all, being customer centric. This has led to considerable strategic, operational and financial changes across our company, enabling us to enhance our products and services to meet the evolving needs of our almost 29 million customers worldwide.

There is more work to be done. Our Net Promoter Score (NPS), a measure that captures all aspects of our relationship with our customers, showed a decrease in 2018 compared with

Annual Report on Form 20F 2018

5	2018 at a glance Letter from our CEO

a strong increase the year before. The result only strengthens our commitment to continue to enrich the quality, solutions and support we provide to customers.

Financial results and new medium-term targets

Financially, 2018 was challenging. Markets significantly declined toward the end of the year and this directly influenced the value of our customers’ investments, which impacted results of our own administration and services businesses. Even so, we further strengthened our capital position. We raised our full year dividend per share based on our strong capital position and the confidence that we can continue the sustainable growth of capital generation. We have achieved two out of three financial targets for the period 2016-2018: realizing cost savings of EUR 355 million and returning EUR 2.1 billion of capital to shareholders. We made significant progress on our third target, a return on equity of 10%. We have focused on increasing capital generation across our units, providing sustainable and diversified remittances to the Group. This gives us the capacity to invest a significant portion back into existing businesses and to drive future growth. In addition, steps to significantly reduce our leverage ratio in recent years have lowered funding expenses and increased our financial flexibility.

We have announced new financial targets for the period 2019-2021. Building on the successes of the previous three-year period, our focus remains on strong capital generation and providing shareholders with attractive returns. Our targets are underpinned by an active portfolio management of our various businesses, which can be grouped into three distinct strategic categories. These strategic categories are differentiated from each other based on the maturity of our businesses. This will allow us to unlock the full potential of our large customer base and market positions while leveraging our capabilities and propositions where they are most beneficial. The first category ‘Manage for Value’ includes mature, at-scale businesses, which are important sources of capital and earnings for many years to come. We carefully manage their financial and operational risks to ensure that the important cash flows we generate from these businesses are optimized. In the ‘Drive for growth’ category, we have grouped businesses which are at scale and have strong market positions with attractive, profitable long-term growth potential. This is where the vast majority of our investments will be directed. Propositions in this category are mostly digital or platform-based, with an emphasis on fee income and protection coverage, while focusing on broader and longer relationships with our customers and advisors. Finally, we distinguish our ‘Scale-up for the future’ businesses with meaningful market opportunity, which help drive innovation. These businesses bring new platforms, new technology and new business models, which can be leveraged across the company.

Simplification and growth

We continue to simplify our portfolio of businesses and lay the foundations for sustained growth in the years ahead.

Specific steps in 2018 included rationalizing our geographical footprint, entering partnership agreements, upgrading our technology and the consolidation of our administration systems. Actions like these have allowed us to remove expenses from our operations, while at the same time freeing up resources to focus on further improving customer experience and reduce time-to-market. We finalized the sale of the Irish operation and divested our businesses in the Czech Republic and Slovakia. Rationalization helps to create the space to focus on higher-growth markets and business lines. In July, for instance, we expanded our successful partnership with Banco Santander in Spain. The new agreement gives Aegon access to an additional potential client base of four million customers. In September, Aegon the Netherlands acquired Robidus, consistent with our strategic objective to expand our position in income protection and grow our fee-based businesses.

In the US, Transamerica entered into an agreement with Tata Consultancy Services to administer the company’s US insurance and annuity business lines. Involving over 10 million policies, this transaction offers those customers a unique and enhanced digital platform. Transamerica will see a significant reduction in expenses, and an acceleration in growth through faster product development and state-of-the-art technology. The growth opportunities in the US are in three core areas: integrated solutions to customers in the workplace market, new innovative and fairly priced products for individuals and the level of advice and guidance we offer to our customers. Offering a full suite of products gives us a distinctive competitive advantage. Supporting future growth through modernization and the emphasis on serving the customer has also been a feature of changes elsewhere. In the UK, we strengthened our existing partnership with Atos by signing a 15-year contract to service and administer existing business. This will further improve customer service for around 1.4 million people. In the Netherlands, we are consolidating the administration of pension products into the systems of our subsidiary TKP.

On behalf of Aegon’s Management Board, I would like to express my sincere thanks to everyone who has contributed to our success as a company over the last 12 months. In particular, I want to acknowledge and say thank you to our customers, for the trust they continue to place in us; our shareholders, for their support and confidence; and finally, our team of over 26,000 colleagues whose dedication to serving our customers is second to none.

Alex Wynaendts

Chief Executive Officer and Chairman of the Executive Board of Aegon N.V.

Annual Report on Form 20F 2018

6	2018 at a glance Main events of 2018

Main events of 2018

2018 was an important year for Aegon. We expanded distribution, strengthened our capital position and signed new service partnerships on policy administration in the US and UK.

First quarter

◆  Transamerica transfers the administration of its insurance and annuity businesses to Tata Consultancy Services (TCS).

◆  Transamerica launches a new USD 100 million US affordable housing fund. The fund is the first of its kind and will finance home loans across 13 states.

◆  Aegon introduces its new ‘Goed met Geld’ – or ‘Mastering Money’ – financial awareness program in the Netherlands.

Second quarter

◆  Aegon Asset Management sets up a new EUR 120 million innovation fund in the Netherlands. The fund will invest in around 85 small and medium-sized Dutch companies.

◆  Aegon completes the sale of Aegon Ireland for EUR 195 million to Athora Holding.

◆  William Connelly becomes Chairman of Aegon’s Supervisory Board. He takes over from Rob Routs, who announced his retirement as Chairman in 2017.

◆  Shareholders approve the reappointment of Supervisory Board members Corien Wortmann and Robert Dineen for another four years. Both joined the Board in 2014.

◆  Aegon decides to exclude investments in tobacco. The Company will sell or run off approximately EUR 500 million in current tobacco investments.

◆  Aegon’s Center for Longevity and Retirement releases its latest report, calling for a new social contract for pensions and retirement.

◆  Aegon is among investors pledging USD 350 million to support the Dementia Discovery Fund, dedicated to finding new treatments for the disease.

Third quarter

◆  Aegon announces plans to expand its partnership with Spain’s Banco Santander. The plans give Aegon access to another four million potential customers in Spain.

◆  Aegon buys Robidus, a leading income protection services provider. The acquisition will strengthen Aegon’s existing income protection services for Dutch employers.

◆  Aegon agrees to divest the last of its US life reinsurance business to SCOR Global Life.

◆  Aegon agrees to sell its businesses in the Czech Republic and Slovakia to NN Group. The sale closed in January 2019.

◆  Aegon US subsidiaries reach a settlement with the SEC over concerns relating to certain investment models.

Fourth quarter

◆  Transamerica announces it has settled a US class action suit challenging rate adjustments on universal life insurance policies.

◆  Aegon UK signs a new 15-year contract with Atos. The digital services provider will take over the administration of policies belonging to around 1.4 million customers.

◆  CEO Alex Wynaendts tells a conference in Munich that the Netherlands ‘waited too long’ before bringing in an individualized pension system.

◆  Aegon decides to exclude investments in oil sands because of concerns over environmental damage. The decision was announced publicly in February 2019.

◆  Aegon generates an additional USD 1 billion in capital following the merger of its Arizona-based variable annuities captive with Transamerica Life Insurance Co.

Annual Report on Form 20F 2018

7	2018 at a glance Performance highlights 2018

Performance highlights 2018

For full definitions of non-financial data used in these charts, see page 412.

[1]

Figures are based on a new definition of adjusted shareholders’ equity based on IFRS as adopted by the EU, which will no longer be adjusted for defined benefit pension plans. This new definition was introduced in the second half of 2018 and brings Aegon more in line with peers and rating agencies. Prior figures have been recalculated according to the new definition (refer to page 107 for details).

[2]	Normalized capital generation after Holding expenses, excluding market impacts and one-off items.

Annual Report on Form 20F 2018

8	Who we are and what we do Aegon today

Aegon today

Global presence

●

Main brands

Aegon

Australia, China, Hong Kong, Hungary, Indonesia, Japan, Netherlands, Poland, Romania, Spain, Thailand, Turkey, UK

Transamerica

Bermuda, Hong Kong, Singapore, US

Aegon Asset Management

Germany, Hong Kong, Hungary, Japan, Netherlands, Spain, UK, US

	●	Joint ventures and associates Brazil, China, France, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, Netherlands, Philippines, Portugal, Singapore, Spain, Thailand, Vietnam

◆  The Aegon brand operates as Aegon Insights in Australia, China, Indonesia, Japan, Thailand and Hong Kong.

◆  The Transamerica brand operates as Transamerica Life Bermuda in Hong Kong, Singapore and Bermuda.

◆  Aegon Asset Management operates under the Aegon brand in the US, the Netherlands, Hungary, Spain, Germany, Hong Kong and Japan, under the Kames Capital brand in the UK and under TKP Investments in the Netherlands.

◆  We also operate under several other brands, including: Knab, TKP, Robidus and Nedasco (Netherlands); World Financial Group (US, Canada); Origen Financial Services (UK); Futuready (Indonesia); Transamerica Ventures and Blue Square Re (global).

Annual Report on Form 20F 2018

9	Who we are and what we do Aegon today

Aegon can trace its roots back to the first half of the 19th century. Nearly 175 years later, we have businesses in more than 20 countries, serving 28.5 million customers worldwide, and with EUR 316 billion in assets under management.

Where our customers are (total number of customers by location, in millions, end-2018)	Where our employees work (by reporting segment, end-2018)

Where our earnings come from (underlying earnings before tax, in EUR million)	How we invest (assets under management by asset class[2], end-2018)

[1]	Total number includes Holding and others (not shown in chart).
[2]	Figures relate to Aegon Asset Management only.

Annual Report on Form 20F 2018

10	Who we are and what we do Our businesses

Our businesses

Aegon is an international financial services group. We provide life insurance, pensions and asset management. Our main operations are in the US, the Netherlands and the UK. We also have significant businesses in Southern and Eastern Europe, Asia and Latin America.

Our purpose

As a company, our purpose is to help people achieve a lifetime of financial security. This purpose is particularly relevant in today’s world as people live longer, healthier lives, new technologies are transforming the way we work, and it is clear that, in many countries, state and company pensions are no longer enough to maintain living standards.

Our products and services

Aegon’s businesses offer a range of financial products and services to help customers throughout their working lives and into retirement. These include life insurance, accident & health cover, pensions and retirement plans, annuities, savings products and investments. In some countries, we also offer mortgages, home and car insurance. We insure customers’ lives, protect their families and help them save for education and retirement. We help them buy new homes, and manage their long-term investments. When they retire, we provide a stable income. We also help our customers meet care costs – a growing concern in many parts of the world – and ensure, that when they are gone, their families’ future is secure. In retirement particularly, we see a connection between health and long-term financial security.

Our markets

We have four main reporting segments: Americas, Europe1, Asia and Asset Management. Of these, the Americas is by far the largest, accounting for nearly 60% of our annual earnings. Our holding company, Aegon N.V., is headquartered in The Hague, the Netherlands. Aegon Asset Management manages assets on behalf of third parties and Aegon’s own businesses, covering all major asset classes, including fixed income, equity and real estate. We also have Transamerica Ventures – our corporate venture capital firm, which invests in innovative, new technology companies. Our businesses operate locally through two main brands: Aegon (mainly in Europe and Asia) and Transamerica (mainly in the US).

In many countries, we have joint ventures; these give us access to local markets and expertise. In Spain and Portugal, for example, we offer products through Banco Santander’s more than 3,000 bank branches. We also have significant joint ventures in China, India, Japan, France, the Netherlands, Brazil and Mexico.

For further details on our businesses, see our Business Overview on pages 336-368.

With businesses across the Americas, Europe and Asia, we have the advantages of a global group. We can share talent, knowledge, processes and technologies. We are also more efficient with our capital: alone, our businesses would not be able to diversify risk, and as a result would need to hold significantly more capital. Size can also be important in the investment industry – our global presence is the basis for our growing asset management business.

Distribution

In many markets, to distribute our products, we work with intermediaries. These include brokers, agents, banks, employee benefit consultants and independent financial advisors. This multi-channel approach allows us to reach more customers. Increasingly, our products and services are sold direct to customers and companies, including via online platforms. We now have nearly 7.7 million ‘digitally connected’ customers. Aegon also owns distribution businesses; these include Origen Financial Services in the UK and World Financial Group, which operates in the US and Canada.

Regulation

We operate in a highly regulated industry. Over the past decade, regulation has become increasingly complex. Much of this new regulation was influenced by the 2008-2009 financial crisis. Since the crisis, regulators have emphasized the need for more effective consumer protection. As a result, we have seen tighter controls on product design, distribution and reporting. The biggest change was the introduction of new capital rules in 2016 under Solvency II; an insurer’s Solvency II ratio has now become an important measure of its financial strength.

At the same time, we have seen new rules on data privacy – both in Europe with the EU’s General Data Protection Regulation (GDPR) and with new cyber security legislation in New York and California. Meanwhile, PSD2 (the new EU Payment Services Directive) will bring in more open banking, allowing consumers to share their personal financial data electronically. We are also seeing further efforts to open up Europe’s financial services market, via MiFID II, as well as changes in financial reporting rules with IFRS 17 on accounting for insurance contracts (due for

[1]	Europe includes Aegon’s operations in the Netherlands, UK, Central and Eastern Europe, Spain and Portugal.

Annual Report on Form 20F 2018

11	Who we are and what we do Our businesses

	Americas	Europe	Asia	Asset Management
Locations	US, Canada, Brazil, Mexico	Netherlands, UK, Hungary, Poland, Turkey, Romania, Spain, Portugal	Singapore, Hong Kong, Japan, China, India, Indonesia, Malaysia, Thailand, Vietnam, Philippines, Australia and Bermuda[1,2].	US, UK, Netherlands, Hungary, Spain, Germany, France, China, Hong Kong, Japan
Products and services

●  Life insurance

●  Accident & health insurance

●  Individual investment accounts

●  Annuities

●  Retirement plan services

●  Stable value solutions

●  Retail and institutional investment management solutions

●  Life insurance

●  Accident & health insurance

●  Savings

●  Individual investment accounts

●  Annuities

●  Retirement plan services

●  Group pensions

●  Property & casualty insurance

●  Mortgage loans

●  Retail and institutional investment management solutions

●  Bank accounts

			● Life insurance ● Accident & health insurance ● Annuities ● Marketing and distribution services	● Retail and institutional investment management solutions
Distribution

●  Brokers (e.g. independent financial advisors, broker-dealers, bank arm)

●  Independent agents (including owned or closely affiliated)

●  Employee benefit consultants

●  Bancassurance

●  Self service/online, call/advice centers

		● Brokers (e.g. independent financial advisors) ● Agents ● Employee benefit consultants ● Bancassurance ● Self service/online, call/ advice centers	● Brokers (e.g. independent financial advisors, bank arm) ● (Independent) agents ● Bancassurance ● Self service/online, call/advice centers	● Aegon affiliated companies ● Direct B2B (non-affiliated) ● Banks, other financial institutions and (their) investment platforms (non-affiliated)
Joint ventures and associates	● Aegon Mongeral, Brazil (50%) ● Akaan Aegon, Mexico (50%)[3]	● Santander, Spain & Portugal (51%) ● Liberbank, Spain (50%) ● Amvest, the Netherlands (50%)	● Aegon Sony Life, Japan (50%) ● Aegon THTF, China (50%) ● Aegon Life, India (49%) ● GoBear, various locations (50%)	● La Banque Postale Asset Management, France (25%) ● Aegon Industrial Fund Management Company, China (49%)

[1]	Bermuda relates to Transamerica Life Bermuda.
[2]	Asia includes locations of our joint venture GoBear. Financial results of GoBear are reported under Holding and other activities.
[3]	Akaan Aegon operates under the brand name Akaan Transamerica.

introduction in 2022). Changes in regulation can have a profound effect not only on the way we manage our business, but also on our profitability and the products and services we offer.

Sources of revenues and earnings

Most of our revenues come from three sources: premiums from customers, investment income, and fees and commissions. Our earnings come from fees, spreads, and technical profits.

◆	Earnings from spreads come from the difference between investment income earned and interest credited to customers.
◆	Technical earnings derive mainly from the difference between risk premiums received from, and claims paid to, customers.
◆	Earnings from fees come from charges to customers relating to deposits and assets under management, or from services provided by Aegon (net of fees paid by the Company to third-party asset managers or service providers).

In recent years, we have concentrated more on fee-based business, and less on spread-based business. This is mainly in response to low interest rates and increased capital requirements. This shift makes the source of our earnings more balanced and diverse, and makes our capital base more predictable and less at risk from fluctuations in world financial markets. There is no material seasonality to our sales or income, though we usually experience an increase in mortality claims in the first quarter (which is winter in our main markets).

Revenues 2018

(in EUR million)

Annual Report on Form 20F 2018

12	Who we are and what we do Our businesses

Our business model

Aegon’s basic business model has four steps: product development and pricing, distribution, investments and payment of claims and benefits. This model drives value creation for our customers, employees, business partners and investors, as well as for the wider community.

Product development and pricing
We begin with customers. We assess their needs, and develop products and services that meet those needs. Next we estimate and price the risk involved for us as a financial services provider.

Distribution
Our products and services are then branded, marketed and sold. We offer products and services via intermediaries, like brokers, banks or financial advisors. We also sell directly to our customers.

Investments

In exchange for products and services, customers pay fees or premiums. On certain pension products, savings and investments, customers make deposits. By investing this money, we make returns for our customers.

Claims and benefits

From premiums, deposits and investment returns, we pay customer claims and benefits, cover our expenses, and make profits for our shareholders.

Customers also make regular withdrawals from pensions and savings products.

Ownership

Aegon N.V. shares are listed in both Amsterdam (Euronext) and New York (NYSE). More than three-quarters of our shareholders are located in our three main markets: the US, the Netherlands and UK. Shareholders meet at least once a year at our offices in The Hague. Aegon’s largest shareholder is Vereniging Aegon, an association whose purpose is to protect the long-term interests of both Aegon and its stakeholders. Vereniging Aegon currently holds 32.64% of voting rights in the Company. However, in the absence of a Special Cause, Vereniging Aegon may only cast one vote for every 40 common shares B it holds. For more details, see page 43.

Annual Report on Form 20F 2018

13	Who we are and what we do Value creation

Value creation

Long-term value creation

Our business creates value for our stakeholders and society. Because of the nature of this business, value created is often financial, but it may also be social, economic or environmental:

◆	Through our products and services, we offer customers protection. We pay claims and benefits, provide returns on savings and investments, and help build long-term financial security.

◆	For our employees, we offer training in new skills and opportunities for career development. We pay salaries and other social benefits, and provide a safe, fulfilling environment in which to work.

◆	For our business partners, we pay fees to brokers, financial advisors and other intermediaries1. We also invest in our joint ventures and partnerships. We pay reinsurers and suppliers for their goods and services.

◆	Our investors receive returns on their investments through regular dividends, share buy-backs and interest payments; they may also gain financially if our share price increases.

◆	For the wider community, we pay fair taxes and provide employment. We also support local communities through donations and volunteering. We take a responsible approach to investments, and contribute to society’s current debate on retirement, pensions and healthy aging.

Social and economic role of financial services

Our businesses make a significant social and economic contribution. Insurance, in particular, strengthens social stability by protecting people, property and assets. Financial companies are also significant long-term investors in the economy, funding public and private sectors, creating new jobs and driving business growth. More broadly, financial services allow individuals and businesses to take risks, as well as plan and invest for the future.

Our value creation model

To operate our businesses, we need resources. We need customers; we need investments; we need a workforce and business partners. These resources may be ‘financial’, ‘human’ or ‘intellectual’. The chart on page 14 shows our value chain: how our business uses these resources (or ‘capitals’) to create long-term value for our stakeholders and the wider community.

[1]

In markets where we no longer pay commissions because of local regulations, we ‘enable’ customer payments for financial advice to brokers and other intermediaries through the sale of our products and services.

Annual Report on Form 20F 2018

14	Who we are and what we do Value creation

Our value chain

Financial capital

As a company, we take in financial resources – essentially debt and equity – from our investors and creditors. This gives us the financial capital we need to run our businesses. From our resources, we pay employees, reinsurers, suppliers and intermediaries – and invest in our business.

Human and intellectual capital

We use the skills, time and resources of our employees to develop, price and market our products and services. We also have well-established systems, investment platforms and processes to manage and model risk, for example, or ensure effective customer service.

Social and relationship capital

To sell our products and services, we rely on key relationships with customers, intermediaries and other business partners. These relationships provide important services and give us access to local markets. At the base of these relationships is trust in our two main brands, Aegon and Transamerica.

Claims and benefits
Product development and pricing
Our business model
Investments
Distribution

Financial capital

To our customers, we pay out pensions, benefits and insurance claims. From our profits, we offer sustainable, attractive returns for investors. We also provide financial support to local economies through tax payments and donations to charities and other good causes.

Human and intellectual capital

Our aim is for an engaged and committed workforce. We know by experience the more engaged our workforce, the better our customer service. We look to improve internal processes – to make our customer service as quick and reliable as possible. We also share our knowledge and research on pensions and retirement.

Social and relationship capital

Through our businesses, we provide employment for local communities. We offer customers protection. And we act as a responsible investor, investing where we can to bring social benefits and contribute to a healthier environment.

Value created and shared with stakeholders

- **EUR 53.6 billion** to our customers in claims, benefits and plan withdrawals
- **EUR 861 million** to our investors in dividends and interest payments
- **EUR 6.6 billion** to intermediaries, suppliers and reinsurers
- **EUR 2.1 billion** to our employees in salaries, benefits and training
- **EUR 620 million** in tax payments to support public services
- **EUR 10.1 million** in support for local communities through cash donations and employee volunteering

- Our Company-wide employee engagement score was **65**, unchanged from 2017
- **International research** into retirement, pensions, healthy aging and treatment for illnesses like Alzheimer's

- **EUR 8.4 billion** in impact investments, including renewable energy, affordable housing and international development banks[1]
- **41%** of Aegon businesses in top half vs. peers in Net Promoter Score performance (down from 45% in 2017)
- **1,775 jobs** lost (net) during the year

[1]	This figure relates to financial capital, but has been used as a proxy for social capital (creating a healthier environment).

Annual Report on Form 20F 2018

15	Who we are and what we do Value creation

Explanatory note:

This chart is based on the International Integrated Reporting Council’s IR framework. Each capital represents a store of value, which companies use and transform through their business activities. In this process, value may be created or depleted. For the purposes of this value chain, we have chosen the capitals most relevant to our business (financial, human and intellectual, and social and relationship). In the chart, the process is shown from the perspective of Aegon’s business. Both natural and manufactured capital are also part of the IR framework.

Neither, however, is directly relevant to Aegon’s core businesses (as a services company, we do not use natural or manufactured products in our business, though of course we may affect the value of both through our investments). For more information on the IR framework, see www.integratedreporting.org.

Definitions:

Financial capital represents the funds to which Aegon has access. This includes debt and equity finance. Human and intellectual capital refers to individual knowledge, skills and capacities in Aegon’s workforce, as well as the company’s institutional knowledge, processes and expertise. Social and relationship capital covers relationships both within and outside the company. These include relationships with customers, employees, suppliers and other business partners.

See page 422 for details of Aegon’s calculation for direct and indirect economic value generated, as well as economic value retained.

Annual Report on Form 20F 2018

16	Who we are and what we do Stakeholder engagement

Stakeholder engagement

Our stakeholders

As an international business, we have many stakeholders. Their relationship with Aegon depends not only on the nature of each stakeholder’s organization and activities, but also the value created by that relationship (both for the stakeholder and for Aegon). Aegon defines its stakeholders as ‘any individual or organization affected, or likely to be affected, by its business or that may, in turn, affect the environment in which the Company operates’.

Aegon recognizes five main stakeholder groups:

◆	Customers (individual customers, group and corporate clients)
◆	Employees (full-time and part-time employees, tied agents, trade unions and other employee representative groups)

◆	Business partners (distributors, joint venture partners, reinsurers and suppliers of goods and services)
◆	Investors (shareholders and bondholders)
◆	Wider community (governments, regulators, charities, tax authorities, community groups and other non-governmental organizations, academic and public institutions).

Aegon’s relationships with its stakeholders are based on mutual benefit. Through these relationships, we earn our ‘social license to operate’ – implicit consent from employees, stakeholders and the general public to continue our business1.

Stakeholder group	Stakeholders provide Aegon with:	Aegon provides stakeholders with:
Customers	Fees, premiums and deposits	Protection and long-term financial security
Employees	Time, resources, skills and knowledge	Salaries and benefits, training, career development, safe and productive working environment
Business partners	Distribution, reinsurance, goods and services	Financial support, payment of fees, expertise and a reliable, professional relationship
Investors	Cash through investment in bonds and shares	Attractive long-term returns for their investments
Wider community	Public services, infrastructure, access to labor and markets, regulatory framework	Payment of taxes, community investment, expertise on aging and retirement, responsible approach to investments

Dilemmas

We recognize that, in creating value for one stakeholder group, we may deplete value for another. In recent years, for example, we have seen significant investments in new technologies in the financial services industry. This investment has improved efficiency, reducing costs for financial companies and strengthening customer service. However, it has also led to job losses, particularly in areas of the industry with clearly-defined processes that can be easily automated. Recent research from PwC estimated just over 30% of insurance jobs, for example, will disappear by the 2030s because of automation2. Our asset management business faces similar dilemmas: Aegon’s recent decision no longer to invest in tobacco, for example, may reduce investment opportunities, but may also bring wider health and social benefits.

Engagement

Aegon engages with stakeholders to understand these dilemmas. Engagement allows us to take different stakeholder views into account when making our decisions. We engage with stakeholders regularly through polls and surveys, conferences, perception studies, workshops and face-to-face meetings.

We also organize panels with our customers and employees. We use their feedback to improve our products and services, to make sure we are aware of risks and opportunities for our business and can continue to deliver long-term value. Engagement takes place at both local and Group level.

Where appropriate, we also embed this process in our policies and procedures. Our Pricing & Product Development Policy, for example, includes the principle of reasonable distribution of value; this ensures fair returns from our products to customers, intermediaries and shareholders.

We also engage regularly with the companies we invest in. These engagements focus on environmental, social and governance issues. In recent years, we have been particularly active, in this area, on climate change (see page 20). To support this approach, we are signatories to a number of international agreements, including the Global Coalition on Aging and the UN Principles for both Sustainable Insurance and Responsible Investment. For more information, see our Responsible Investment Report, available online.

[1]

Companies may lose this ‘license’ if they do not create sufficient value for the societies in which they operate (or destroy value through, for example, damage to the natural environment or financial wrongdoing)

[2]	Source: ‘Will robots really steal our jobs?’ – PwC, February 2018

Annual Report on Form 20F 2018

17	Who we are and what we do Our operating environment

Our operating environment

We operate in a complex environment. We are affected by a host of social and economic factors – from financial market performance and new regulation through to changing demographics and the increasing use of digital technology in our homes and offices.

At the same time, customers are demanding more from financial services. Aging means people are spending longer in retirement; older populations also bring more health issues. People need financial products that will not only help them save, but also manage their savings in retirement and ensure they can meet healthcare costs. Currently, only around 25% of people believe they are saving enough for retirement1.

With products like life insurance and pensions, trust is important. People need to know that, when the time comes, their insurer or pensions provider will pay out their claims and benefits. Trust in financial companies has improved in recent years, but it is still lower than trust in, for example, healthcare providers or technology companies. Even so, people are more likely to trust their friends or peers than companies or institutions. The fact is, profits or a recognizable brand name are no longer enough. To win trust, businesses must act responsibly, build relationships through regular contact with customers, and play their part in tackling social issues like climate change, poverty or health and well-being.

Our business is also changing. We used to be essentially a manufacturer of financial products. Now, we are a provider of financial services. More of our business is fee-based. We are less reliant on income from financial market spreads. In some cases, our businesses also offer products from other providers. Thanks to technology, we know far more about our customers; with access to data, we are putting more emphasis on prevention. If we can use technology to help our customers lead healthier lives, this benefits them and may reduce claims and costs for us as their insurer.

Business and economic conditions

In the past two years, market conditions have generally been favorable, though there are now significant tensions in the global economy. We have seen economic growth in both the US and the Netherlands, as well as in emerging markets like China and India. The Dutch housing market has been booming. In the US, economic growth has been boosted by tax cuts. In the last quarter of 2018 however, stock markets saw substantial declines. Low interest rates continue to act as a drag on earnings and revenue. And growth in the UK has slowed, in part because of concerns over the country’s planned withdrawal from the EU2.

[1]	Source: Aegon Retirement Readiness Survey 2018.
[2]	See page 75 for more details on our preparations for the UK’s withdrawal from the European Union.

Aegon also faces difficult market conditions in Turkey: political uncertainty, higher inflation and a substantial drop in the value of the Turkish lira. Growth could be slowed by disputes over trade. Meanwhile, a strong US dollar may weaken growth in emerging markets, as could worsening credit risk in China.

Our material topics

We conduct a regular assessment of our operating environment. This assessment allows us to identify our most material topics – those most likely to affect Aegon (its operations, profits or reputation) or its stakeholders (their financial or personal well-being, their businesses, employment etc.). Results from this assessment are incorporated directly into Aegon’s annual strategy, business planning and reporting processes; they help identify emerging risks and opportunities, ensuring that we are able, where necessary, to adjust our strategy or risk management approach to take account of economic, social and environmental developments (for more details, see page 93). Our latest assessment covered 16 different social, financial, environmental, technological and regulatory topics. Of these topics, we identified five as most material (topics which were rated by both management and external stakeholders as having most impact on the Company’s ability to create value over the short, medium and long term): reputation & trust, cyber & information security, new technologies & digital transformation, low interest rates and changing consumer behavior.

Blockchain and the ‘protection gap’

Blockchain has the potential to revolutionize the financial services industry; we are part of a reinsurance initiative looking at blockchain, known as B3i.

If successful, this initiative will make processing reinsurance transactions much quicker – and much more efficient. It should also increase trust. With blockchain, once data is verified and stored, it cannot be changed. B3i began initial testing in October 2017. Alongside Aegon, other leading insurers are also involved, including Allianz, Swiss Re, Zurich Financial, SCOR and Munich Re. Blockchain could have far-reaching benefits – arguably, its main benefit is in bringing down the cost of insurance. Reducing that cost would benefit insurers, but it should also make insurance more affordable and help close the current ‘protection gap’ – widest in developing countries, where many people cannot afford private insurance and governments lack the resources to offer state cover.

Annual Report on Form 20F 2018

18	Who we are and what we do Our operating environment

Materiality matrix

Note on methodology:

To conduct our materiality exercise, we first identified the main economic, social, environmental and governance topics affecting Aegon’s operating environment, based on internal discussions and a thorough media review. We then surveyed both senior management and a cross-section of stakeholders1 to determine which of these topics were most material for the Company. Results were fed into Aegon’s annual strategy cycle, beginning in January 2018. This exercise is a central part of Aegon’s approach to stakeholder engagement (see pages 93 and 411 for further information on our materiality exercise). For the December 2017 assessment, we introduced a number of new topics to reflect changes in our operating environment; these new topics included: reputation & trust, cyber security & information security, big data & analytics, attracting and retaining talented employees, changing consumer behavior, partnerships, non-traditional competitors and de-globalization. For results of our December 2016 assessment, see our 2017 Annual Review, available online. In the chart above, arrows indicate movement in topics from the previous assessment; no arrows are included for new topics.

[1]

Stakeholders responding to the survey included: customers, employees and regulators in our three main markets (US, Netherlands and UK), representatives of Aegon’s European Works Council, financial advisors /brokers, bancassurance and joint venture partners, reinsurers, suppliers, financial analysts, institutional investors, peers, rating agencies, NGOs, and academics. Members of Aegon’s Management and Supervisory Boards also took part in the survey.

Annual Report on Form 20F 2018

19	Who we are and what we do Our operating environment

For each material topic, we have mapped out below the main risks and opportunities (for both Aegon and its stakeholders)1:

Topic: Reputation and trust
Customers want to be with companies they know and trust. For companies, that means providing reliable products and services – but it also means acting as a responsible corporate citizen.
Degree of influence or control: We can build trust through our business practices, culture and values. But we are also affected by levels of public trust in the wider financial sector.
Risks and opportunities	Short-term	Long-term
For our business: trust in our brand helps us attract new customers and retain existing ones. It also helps bring in new talent, and opens up business opportunities. In short, without trust, we cannot grow our business. Losing this trust would severely weaken our financial performance and undermine long-term growth of our business.	Short-term loss of trust would affect sales, reputation and profitability.	Longer-term loss of trust in brand leads to impaired business and financial performance. Increased trust opens up new market opportunities, with higher sales and customer retention.

For our stakeholders: trust secures our ‘license to operate’ – to provide financial security for our customers, employment, and returns for investors. Correspondingly, any significant loss of trust would directly affect our stakeholders – through lower returns for investors, for example, or fewer opportunities for our business partners.

Topic: Cyber and information security
With more transactions online, data protection is becoming increasingly important. Regulators are also tightening up data privacy requirements.
Degree of influence or control: Like other companies, we have a direct and immediate responsibility to protect customer data, and ensure our systems are safe and secure at all times.
Risks and opportunities	Short-term	Long-term
For our business: we are spending more on data security. We realize that any breach would mean a loss of trust and potentially a loss of business. Data breaches may also open us up to possible fines from regulators, particularly with the introduction in May 2018 of the EU’s General Data Protection Regulation (GDPR). They may also compromise our ability to sell direct to customers, or pay out claims.	Potential loss of business following breach or fines from regulators.	Loss of business and revenues over time; lower profits; opportunity to build greater trust by demonstrating effective data security.
For our stakeholders: for customers, breaches in security may cause personal loss (both financial and emotional). There may also be consequences for relations with suppliers and intermediaries. For investors, any loss of business or reputation could result in lower returns. PSD2 will increase consumers’ control over financial data, but also their responsibility for this data.
Topic: New technologies and digital transformation
The financial sector has adopted new digital technologies in everything from customer service to risk and claims management.

Degree of influence or control: We have direct control over the technology we use and invest in, but we also need to respond to changes in customer behavior as a result of an increased use of technology, particularly in areas like healthcare, travel and financial services.

Risks and opportunities	Short-term	Long-term
For our business: with technology, we can be more efficient, speed up internal processes and save costs. Digital technologies also allow us to get closer to our customers. We have more access to data, which means we understand our customers’ needs better (see below). We are also investing in automation to improve customer service and protect our customers’ data. Introducing technology, however, requires investment, both in systems and in new skills. Technology also lowers barriers to competition, particularly from providers currently outside the financial sector.	More access to data on performance and customer preferences; increased efficiency and cost savings.

Increased investment in systems and new skills within workforce; need to retrain employees for new roles as a result of automation; improved and faster customer service, which could lead to increased retention.

For our stakeholders: there are clear benefits for our stakeholders – quicker, more reliable service for both customers and intermediaries. Reducing costs could also mean better returns for our investors. However, increased use of technology has already brought significant job losses, particularly in areas like administration and claims management.

[1]	For more information on our approach to risk management, see page 90.

Annual Report on Form 20F 2018

20	Who we are and what we do Our operating environment

Topic: Low interest rates
In Europe, interest rates remain at historical lows, though in the US rates have been increasing since late 2016.

Degree of influence or control: We have no direct control over interest rates. Benchmark rates are the responsibility of central banks and governments. Longer-term rates, meanwhile, are determined by financial markets (though we do have control over the guarantees we provide to our customers).

Risks and opportunities	Short-term	Long-term
For our business: low interest rates mean lower returns on our investments. That has a negative effect on both earnings and revenues, though this may be offset by higher equity markets. In some cases, returns may not be enough for us to meet guarantees we have on long-term products or to price these products attractively. With low interest rates, however, we have an opportunity to refinance our corporate debt at a lower rate. Over time, low interest rates make it less profitable to offer certain products – like annuities, which rely heavily on income from interest rate spreads.	Negative effect on earnings and revenues, lower returns on investments; opportunity to refinance corporate debt at a lower rate.	Over time, spread business likely to become less attractive.
For our stakeholders: low interest rates also mean lower returns for our customers, especially those with savings products. Some will switch to products less reliant on interest rate returns. Reduced earnings may also mean lower returns for our shareholders.
Topic: Changing consumer behavior
Customers are increasingly digital. They want quick, reliable service, more frequent interaction and simple, easy-to-understand products and services.

Degree of influence or control: We cannot influence customer behavior directly. Our responsibility is to respond to changes in customer needs, in terms of products, distribution and levels of customer service.

Risks and opportunities	Short-term	Long-term
For our business: changes in customer behavior are opening up new markets for us. These markets will provide future growth for our business. At the same time, we need to adapt quickly – and change our own culture and way of working, which brings risks: if we do not adapt quickly enough, we will lose business to competitors.	Opens up new markets and forms of distribution and partnership, as well as new products and services.	Need for additional investment in new technologies and new skills.

For our stakeholders: in any organization, culture change is not easy. It makes new demands of employees and management. But change also brings opportunities for development. Adapting successfully should benefit customers (through better products and services). It will also benefit investors through improved earnings and higher returns.

Climate change

Climate does not rank highly in our materiality assessment1. However, we carry out a regular review of climate risk. This is partly in response to stakeholder expectations – partly because we recognize the potential impact of climate change on both our business and on the communities in which we operate.

Our review showed only minor direct risks to Aegon’s businesses; our principal risk is reputational. The assessment covers several areas: these include regulatory, strategic, underwriting and investment risk. All risks are assessed for both impact and likelihood. There are nine risks in all. Most were rated either ‘unlikely’ or ‘extremely unlikely’, including those with the highest potential impact on our business. One risk was categorized as ‘likely’ – negative media coverage of our investments (this, according to our assessment, would have a moderate impact on our business).

We have measures in place to counter climate risk. These include monitoring of new regulations, business continuity plans and regular analysis of investments.

Our review is overseen by our Climate Working Group (CWG); the CWG’s work is based on recommendations from the Task Force on Climate-Related Financial Disclosures (TCFD), published in 2017.

[1]

‘Social and environmental impacts of business activities and investments’ is also included in Aegon’s materiality assessment. In the latest assessment, this topic ranked relatively low in importance both to management and our stakeholders. For more information about investment risk related to climate, see the Aegon Responsible Investment Report, available online. For details of our materiality assessment, see page 18.

Annual Report on Form 20F 2018

21	Who we are and what we do Our strategy

Our strategy

Driven by our purpose, we believe everybody deserves a secure future. Our strategy is about building life-time relationships with customers, to create financial security and well-being throughout their lives. Our strategy helps us address material topics important to our customers, employees, investors and other stakeholders.

Our vision

For us, creating this secure future means smarter, long-term financial planning. It means the right financial products and services at every stage of life. It also means healthier lifestyles, redefining what we want from retirement, and it means building a cleaner, healthier environment. In each of these areas, we believe Aegon has a positive contribution to make: in helping people achieve financial security; in speaking out on retirement and healthy aging; in using our influence as an investor on environmental issues, and in supporting the UN’s sustainable development agenda. To implement this responsible business strategy, we are also changing the way we do business. Over recent years, we have built a strong foundation – restructuring our businesses, and investing more in new technologies and growth markets. As a result, we are more efficient – and more focused on sustainable growth and the value we can create over the long term, for both our customers and the wider community. To support the implementation of our strategy, we have set ourselves financial targets for the period 2019-2021 and have selected six non-financial indicators; these will be used to assess progress against specific aspects of our strategy.

For individuals: financial security and well-being

This goes to our purpose as a company. In many countries, we know people can no longer rely on state or company pensions and benefits. They need to take more personal responsibility for their finances. To help them, we are investing in new digital technologies. For our customers, this means instant access to their finances, so they can track their savings and investments. And we are putting more into financial education; to take personal responsibility, people need information and knowledge. In the Netherlands, for example, we have the ‘Goed met Geld’ – or ‘Mastering Money’ – program. By the end of 2018, more than 100,000 people had completed the program’s basic financial awareness test.

At the same time, we are investing in new business models – models, which make use of these new technologies. In the UK, for example, we have created Aegon Retirement Choices (ARC). With ARC, customers and their financial advisors can manage individual pensions, assets and savings through a single, easy-

to-access platform. We are simplifying our products, expanding distribution and stepping up workplace marketing – offering pensions and other products through employers. Aegon now has 11 million workplace customers in our three main markets: the US, UK and the Netherlands. We want to serve customers throughout their working lives and into retirement. We realize that customers need us most at crucial points in their lives: when they buy a home, have children, or prepare for retirement, for example. We also want to increase interaction with customers – we are in an industry where, traditionally, there is very little direct contact. More frequent interaction helps us improve customer service. We believe it will also strengthen trust in our brand, and flow through eventually into higher sales.

See page 39 for more information on how our approach to financial security and well-being contributes to these UN Sustainable Development Goals.

For society: secure retirement and healthy aging

We know the world is getting older. People are spending much longer in retirement. In 1950, you might expect to have lived another 13 years after retirement. Now, that figure is more than 20 years1. For many people in the US, Europe and Asia, ‘outliving your savings’ has become a real possibility. At the same time, the cost of long-term care is rising. Aging is driving real change in our business – it is putting pressure on state and company pensions; in response, it is clear people will need to take more personal responsibility for saving for their retirement.

[1]	Source: UN World Population Prospects, 2017 (life expectancy at age 65 was estimated at 13.47 years in 1950-1955 and at 20.91 years in 2020-2025).

Annual Report on Form 20F 2018

22	Who we are and what we do Our strategy

For decades, retirement systems in many countries relied on an implicit social contract between government, employers and individuals. Recently, this social contract has started to fall apart.

In 2018, the Aegon Center for Longevity and Retirement called for a new deal - one that would give people the resources they need to save and invest for retirement, but also ensure the more vulnerable in society are not left behind. The Center’s recommendations included sustainable social security benefits to provide a financial safety net for pensioners, automatic pension plans that make it easier to save, and affordable healthcare to promote healthy aging. The proposals would also mean a step-up in financial education to make sure people have the right knowledge to make investment decisions – and an important role for companies in offering their employees proper workplace savings plans, skills training and healthcare. The Center’s recommendations were published in May 2018. Since then, they have formed the basis of Aegon’s position on pension reform and retirement.

Our aim is to become a thought leader on retirement and healthy aging. We invest in research through the Aegon Center for Longevity and Retirement (ACLR), and its sister organizations in the US and Brazil. We have also built a network of partnerships to push for change and reform in the way we manage retirement, healthcare and aging. As part of this network, we work with the Global Coalition on Aging, the American Association of Retired Persons (AARP), the VU University Alzheimer Centre and the MIT AgeLab.

We also have supplemental health and long-term care businesses in the US. In the UK and the Netherlands, we invest in care homes for the elderly. In 2018, we supported a new Dementia Discovery Fund and stopped investments in tobacco; smoking is a leading cause of many of the chronic illnesses pushing up healthcare costs.

Today, we are more likely to see retirement as a new, potentially exciting phase of our lives. However, we are still not saving enough for our pensions – our own research shows that nearly half of people believe that, because of the economic and social consequences of aging, future generations will be worse off than their own. With this work, we want to change attitudes to retirement, health and aging – and encourage more people to save and invest for the long term.

See page 39 for more information on how our approach to secure retirement and healthy aging contributes to these UN Sustainable Development Goals.

For the environment: clean energy and sustainable real estate

As an investor, we have an important role to play – in supporting new low-carbon technologies, and improving the carbon footprint of our real estate investments, so we contribute to a cleaner, healthier environment.

Climate change has been a focus of our investment strategy since 2014. We have built consideration for climate change into our daily investment decisions. We have stopped investing in many coal-mining companies. In February 2019, we also stopped investment in companies involved in oil sands1; prior to the decision, we had approximately EUR 500 million in these investments. Aegon has also signed up to the Dutch national climate agreement, which looks to reduce the Netherlands’ overall carbon emissions. Where possible, we use our influence as an investor to persuade companies to reduce their impact on the environment. We engage with them on issues like scenario planning, disclosure and water management to increase our understanding of climate-related risk.

At the same time, we are investing in clean energy. At the end of 2018, our investments in this area were worth more than EUR 570 million, mainly in wind power and solar energy tax credits. Alongside renewables, we also invest in green bonds, smart energy storage and smart grids. We encourage greater energy efficiency through our real estate investments – for example, we are renovating properties in our Amvest fund in the Netherlands. We want to achieve an average B label for energy efficiency; currently, more than half of these properties are rated E or F (A is the highest). To Dutch customers,

[1]	Aegon excludes investment in:
-	companies deriving 30% or more of their total production from oil sands.
-	pipeline companies involved in the transportation of oil sands.

Annual Report on Form 20F 2018

23	Who we are and what we do Our strategy

we offer green mortgages. We have also built consideration for climate into our Responsible Investment and Sustainable Procurement policies.

See page 39 for more information on how our approach to clean energy and sustainable real estate contributes to these UN Sustainable Development Goals.

Building a strong foundation for our business (2016-2018)

To pursue our strategy, we need to have a business that is fit for purpose. Over the past several years, we have been through significant restructuring and simplification. We have sold businesses, and invested more in areas we believe will bring us growth. We have also reduced costs, redesigned products, tightened internal controls and strengthened our capital position. We have had to adapt our products to new circumstances – volatile stock markets and low interest rates, particularly in Europe. Most of this restructuring is now behind us; we are already seeing the results in lower costs and better returns for our shareholders.

Optimizing our portfolio of businesses

Since 2016, we have sold several businesses. These businesses included our US BOLI-COLI1 and life reinsurance operations, as well as UMG, our distribution company in the Netherlands. We have also sold annuities books in both the US and UK – and have exited Ireland, the Czech Republic and Slovakia2.

These divestments have allowed us to invest elsewhere – in businesses we believe will bring future growth. Generally, these businesses are digital or platform-based; they use less capital, provide earnings from fees, have shorter pay-back periods and offer us an opportunity to sell more products and services to existing customers. In the UK, for example, we now have the country’s leading investment platform, with GBP 120 billion in assets under administration. In the Netherlands, we have been expanding our banking services, including Knab, our online bank. We have also invested in distribution – for example, we have expanded our partnership with Banco Santander in Spain and Portugal.

As a result of these changes, approximately two-thirds of our earnings now come from newer, growth businesses. We expect this to increase in the coming years. The rest comes from other businesses, like our Dutch life insurance operations, which tend to be lower growth, but which still generate cash and earnings for the Group.

Increasing efficiency

We have also worked hard to improve our efficiency. This increases profitability, and helps us deliver quicker, more reliable customer service. We have cut back costs and put in place extensive hedging programs to reduce risk. In the US and the Netherlands, we have been simplifying our back-office systems, introducing new, more efficient IT platforms. We estimate that automating internal processes will bring significant savings. Using artificial intelligence also helps reduce fraud. At the same time, we have been investing in digitalization – encouraging more customer self-service and adding mobile apps. In both the US and UK, we have transferred policy administration, improving customer service and speeding up product development. With more services transferred to external providers, we have strengthened our global procurement department; this will help bring down costs and ensure effective controls over these services.

Improving product pricing and control environment

We have controls embedded in our processes and systems; this is to ensure we have strong and adequate risk and management control – important if we are to retain trust, particularly among customers and investors. In 2018, we settled two cases in the US; one linked to concerns over investment models, the other to rate adjustments on life insurance policies.

To ensure we have effective controls, we have a Control Excellence program. As part of this program, we have recently strengthened IT controls and checks on fraud. We have also tightened controls on financial reporting and revalidated many of our actuarial models. Our goal is to have management controls across the Group that are both predictable and consistently applied.

In some areas, we have also reviewed product pricing and design. We increased rates in our long-term care and universal life businesses, for example – and repriced variable annuities in the US and Japan. We have also introduced a stricter approach to pricing; this includes targets for returns and pay-back requirements. Our approach should mean better margins and avoid unprofitable sales, which weighed on our performance in the past.

Maintaining a strong capital position

A strong capital position is an important part of Aegon’s strategy. It protects our business against fluctuations in world financial markets – and ensures that, in turn, the Company continues to pay customers claims and benefits as expected. As a Group, we have a strong capital position. At the end of 2018, our Solvency II ratio – a measure of our capital strength – stood at 211%3, above our 150%-200% target range.

[1]	Business and Company-Owned Life Insurance.
[2]	Sale of Aegon’s businesses in the Czech Republic and Slovakia closed in January 2019.
[3]	Estimate only. Solvency II ratios are subject to review by regulators.

Annual Report on Form 20F 2018

24	Who we are and what we do Our strategy

Our main businesses are all well within, or above, their own target ranges. Aegon’s stronger capital position is the result of both improved capital generation from our businesses and continued investment in less capital-intensive products and businesses. Meeting our capital targets also increases flexibility to return capital to our investors.

Over the past three years, to support our strategy, we have made significant changes at our businesses:

Americas

In the US, we introduced a five-point plan: to sell off non-core businesses, overhaul our products and distribution, save on expenses, reduce our geographical footprint and improve management of existing policies. As part of this plan, we transferred some of our policy administration to Tata Consultancy Services (TCS). In time, this is expected to save us USD 100 million a year. With this partnership, 2,000 employees moved to TCS. We also sold our pay-out annuities and BOLI-COLI businesses, as well as the last of our US life reinsurance activities. We simplified our organization in the US, closing offices in three main locations: Los Angeles (CA), Folsom (CA) and West Chester (OH) – and exited distribution channels like direct TV and direct mail that were no longer core. We simplified our product portfolio by eliminating 20 products. This will allow us to devote more resources to customer service.

Europe

In the Netherlands, Aegon is concentrating on pensions, income protection and mortgages. In recent years, we have seen a sharp decline in premium income from defined benefits pensions and individual life insurance. In difficult financial conditions, there is also increased pressure on capital. In response, Aegon has taken steps to reduce risk, and sold UMG, its distribution business in the Netherlands. We also injected more capital into our Dutch operations – and, since the end of 2015, have cut costs by EUR 79 million. At the same time, we have invested more in fee-based products and products that require less capital. We have also been expanding our banking business. Aegon Bank already has over 600,000 customers. Knab, our online bank, has branched out from simple current accounts; it now offers a range of financial products, including mortgages, savings, insurance, business accounts and investments. Overall, banking now makes up around 20% of our underlying earnings from the Netherlands.

In the UK, we have repositioned our business. In 2016, we sold our annuities book, and made two important acquisitions: Cofunds and BlackRock’s UK workplace pension business. Over the past year, we have been busy switching assets from these acquisitions onto our UK investment platform. Most of these migrations are now complete, though we expect a final tranche in early 2019 with the inclusion of business from UK building society Nationwide. We also announced the transfer of some policy administration. Atos will take over administration of policies belonging to around 1.4 million UK customers not currently on our investment platform. Over time, the new contract will save us GBP 30 million a year, and bring down our costs per policy by around 40%. We expect partnership to be effective as of mid-2019. In making these changes, Aegon in the UK has moved from providing insurance to pensions and long-term savings. And, in doing so, we have digitized our business, focused on key products for our customers, and sharply reduced our credit and longevity risk. Currently, Aegon has more than 20% of the UK’s retail-advised platform market1.

In Southern and Eastern Europe, we sold our businesses in the Czech Republic and Slovakia. We also withdrew from the mortgage and home savings markets in Hungary. At the same time, we expanded our distribution agreement with Banco Santander. With this expansion, we will have access to 14 million customers across Spain and Portugal.

Asia

We regard Asia as a long-term growth market. There, we have been concentrating on high-net-worth customers through Transamerica Life Bermuda. We are also putting more emphasis on digital, and have taken steps to reduce costs and improve capital management. In India, Aegon Life is now direct only. In China, 95% of our policies are issued digitally. Our joint venture GoBear has 15 million users across Asia for its comparison website. In Japan, we have been less successful. We recently repriced our products. We are currently reviewing our business there with our joint venture partner Sony Life.

Asset Management

Over the past several years, Aegon’s asset management operations have been growing steadily. Since 2010, our earnings from asset management have more than trebled2. We have used our traditional strength in fixed income to expand. We have seen positive net inflows from third-party clients in each of the past seven years; that has more than offset outflows from Aegon businesses (as units have shifted to more fee business, they have brought down risk, changed mandates and reduced their reliance on investment returns). Aegon Asset Management’s recent growth is built partly on our partnerships – in France, with La Banque Postale Asset Management (LBPAM) and in China with Industrial Fund Management Company (IFMC). These partnerships give us access to strong distribution. LBPAM has access to the French Post Office’s more than 17,000 branches across France. Internally, we have restructured Aegon Asset Management. We have created a single organizational structure, and combined our European sales teams to improve efficiency and decision-making.

[1]	Source: Fundscape.
[2]	Underlying earnings before tax (2010: EUR 46 million; 2018: EUR 151 million).

Annual Report on Form 20F 2018

25	Who we are and what we do Our strategy

Sustainable growth (beyond 2018)

Having built a solid foundation for our business, our focus now is on sustainable growth in all senses of the word. Almost half the capital we currently generate goes back into our business. In the next few years, we will:

◆	Expand our customer base; this will be done through new products and services, new forms of distribution or new business models. We also would like our customers to buy more products so, as they progress through their careers, they move from a workplace pension, for example, to insurance, protection and investment products. Our aim is to build lasting, life-long relationships with our customers.
◆	Increase efficiency; we will do this by simplifying our processes and corporate structures[1], transferring administration and investing in new digital technologies. We expect this will help us expand our customer base, and ensure customers we already have stay with us for longer. Investing in automation, meanwhile, will speed up customer service and further help us protect our customers’ data.
◆	Capitalize on the advantages of being a global group; this means: we are able to diversify risk – and sources of income; we can also attract and retain talent, share innovations and technology and build a strong, global asset management business.
◆	Invest more in growth businesses; we have grouped our businesses into three categories: ‘Manage for Value’ – these are businesses that are already at scale – ‘Drive for Growth’, where we have leading market positions, and ‘Scale-up for the Future’, where we believe there are significant opportunities (see charts below). Our ‘Scale-up for the Future’ businesses include, for example, mutual funds in US, our joint ventures in Asia, and our growing banking and services business in the Netherlands.

Across our main businesses, we have strategies to put this approach into practice:

Americas

In the US, we will modernize our processes and systems. Our partnership with TCS means we can concentrate on faster product development, improving customer service and expanding our use of technology. We will build a single platform for workplace sales, covering pension administration, life and health, and managed financial advice. We already have six million workplace customers in the US at more than 40,000 companies. Digital technology and our mobile-first approach will help us get closer to customers and drive sales of additional products. We are the only US provider with a top-ten position in workplace-sold pension administration, voluntary employee benefits and long-term care2. We are focusing on ‘wealth and health’ – a particularly important issue in the US. Americans spend over USD 10,000 a year on healthcare, more than double the OECD average3.

[1]

To simplify our corporate structure, we will merge two of our US life insurance companies (Transamerica Advisors Life Insurance Co. and Transamerica Life Insurance Co.). At the same time, in the Netherlands, we will merge TKP Investments with Aegon Asset Management.

[2]	Source: Plansponsor and LIMRA, full year 2016. Note: rankings refer to workplace market only.
[3]	Sources: Organization for Economic Cooperation and Development (OECD): Spending on health – latest trends (June 2018).

Capital allocated by strategic category (IFRS, 2018, in %)	Normalized capital generation (cumulative over three years, in EUR billion)

Annual Report on Form 20F 2018

26	Who we are and what we do Our strategy

Europe

In the Netherlands, we will focus on ‘income and living’. We want to consolidate our leading position in pensions, and move more workplace customers into individual pensions and investments. We also want to grow our mortgage and income protection services. In banking, we will continue to look for growth, particularly through Knab, our online-only bank, and by selling more investments through independent financial advisors. We will also aim for profitable growth in our property & casualty and accident & health activities – and shift more to fee businesses. At the same time, our aim is to scale up distribution – in part by working through external partners. We will also look to play an active role in the consolidation of the Dutch insurance market.

In the UK, we will tap into the growing investment platform market. We expect this market to expand by approximately 17% each year through to at least 20221. With much of our administration now handled outside the Company, our goal is to attract new customers, and use our scale to bring down costs. We will also look to sell more protection products, and investments alongside platform administration services.

In the rest of Europe, we will bring our businesses closer together. By sharing knowledge and expertise, we can reduce costs and improve customer service. In Hungary, we will look to protect our market position by investing more in IT. In Poland, we will focus on pensions – our insurance business has been shrinking. In Turkey, we are looking for growth despite difficult market conditions. In Spain and Portugal, we will pursue growth, particularly through our partnership with Banco Santander.

Asia

In Asia, we want to continue our recent growth. Over the next several years, we will focus on three important markets: China, India and Indonesia. Key to our strategy is reaching beyond high-net-worth customers, and to increase sales to the region’s burgeoning middle classes.

Asset Management

In asset management, we will look to build on recent progress. We want to grow our third-party business, particularly through fixed income and alternative investments (like mortgages and real estate equity). We will also deepen our partnerships in France and China, extend our responsible investment approach and refocus our sales in Europe and Asia.

Allocation of resources

Our priority is organic growth – in other words, growing existing businesses from our own resources. Any acquisitions are likely to be bolt-on – to add scale to our current businesses or give us access to new customers. We have much less capital committed to run-off businesses than previously; this also frees resources for investment elsewhere and reduces the ‘drag’ effect on our return on equity. We plan to increase returns to investors. Aegon has increased dividends for shareholders in each of the past seven years. Meanwhile, through retained earnings, we expect to reduce our gross financial leverage ratio to the lower end of our current 26%-30% target range. In 2018, we redeemed more than EUR 1 billion in debt and capital instruments; at the same time, we issued EUR 643 million in new debt at a lower rate. This results in lower debt service charges as well as increased financial flexibility for the Group as a whole.

[1]	Source: Fundscape, five-year platform projections, January 2017. NMG Advisers, Platforum. Total assets under administration in the UK are expected to exceed GBP 1 trillion by 2022.

Total revenue-generating investments (in EUR billion)	Expected growth in UK investment platform market 2008 – 2021 (AuA in GBP billions) Source: see footnote 1 on this page AuA: Assets under Administration

Annual Report on Form 20F 2018

27	Who we are and what we do Our strategy

Culture and values

To implement our strategy successfully, we need the right corporate culture. We want to build a flexible organization – one that has the customer at the center of its decision-making.

In 2016, Aegon introduced Future Fit. This program sets out four themes. For each theme, we have defined specific behaviors:

Theme	Acting as one	Customer centricity	Agility	Accountability
Behaviors	● Building on each other’s skills and knowledge ● Realizing we are stronger together ● No more working in silos ● Collaborating across boundaries and businesses	● Putting the customer at the heart of Company decision-making ● Strong focus on people and outcomes ● Combining digital with the human touch	● Accepting the idea of constant change ● Willing to learn, experiment and, on occasions, fail ● Seeking feedback from others	● Owning both the problem and the solution ● Valuing new initiatives ● Recognizing and rewarding success ● Being honest about mistakes

By adopting these behaviors, our aim is to create a company that is fit for the future – one that meets customers’ expectations, is right for our digitally-connected, data-driven world, and can adapt quickly to changing market conditions; this is important if we are to compete with smaller companies that face less regulation and are able to deliver services more quickly. Future Fit behaviors have been incorporated into performance appraisals, training and remuneration. They also form part of Aegon’s leadership development programs. In the Netherlands, Future Fit has been written into our collective labor agreement with trade unions.

Implementation of Future Fit is the responsibility of local businesses. We monitor performance through regular employee surveys. Our latest survey, carried out in November 2018, showed slightly lower scores for Acting as one (74% compared with 75% the year before), Agility (62% compared with 64%) and Customer centricity (72% compared with 74%). Accountability, however, rose to 70%, up from 68%.

As a next step, we will be including Future Fit behaviors in our recruitment. This is important: first, to ensure we recruit the right people for our business and strategy; second, to build a culture focused on long-term value creation.

Future Fit complements our core values. These values form part of Aegon’s Code of Conduct, which applies to all employees worldwide. They are also built into our approach to recruitment and performance appraisal. We require our employees to behave in a way that is consistent with the highest ethical standards to ensure we remain a trusted partner for our customers. Aegon’s Code of Conduct sets out rules and guidelines in different areas, including legal and regulatory compliance, insider dealing, discrimination in the workplace, money laundering, corruption and bribery, protection of personal data and fair treatment of customers and other stakeholders. In addition, Aegon has a 24-hour Global Ethics Line; this allows employees and other stakeholders to report suspected violations of the Code in confidence.

For more information on Aegon’s Code of Conduct, see page 69.

Annual Report on Form 20F 2018

28	The value we created for our stakeholders Results, performance and targets

Results, performance and targets

In 2018, we faced difficult market conditions; share prices declined sharply toward the end of the year. This affected the value of customer investments, and reduced income from our administration and services businesses. Our earnings were also affected by a series of one-off charges.

During the year, we paid more to investors – combined, our dividends and interest payments increased by over 19%. Our employee engagement score – at 65 – was unchanged from the previous year. In relation to customers, our Net Promoter Score (NPS) overall showed a decrease; Aegon businesses ranking in the top half of their markets was down at 41%.

Financial results

In EUR million	2018	2017	% change	Performance
Underlying earnings before tax	2,074	2,140	(3%)

During the year, we had expense savings across our businesses – and higher earnings from Spain & Portugal, the Netherlands and UK. This was offset, however, by the effect of the sale of UMG, our Dutch distribution business, as well as worse-than-expected claims experience and lower earnings from retirement plans in the US.

Net income	711	2,469	(71%)

Net income decreased mainly as a result of one-off charges; these related to four items:

• Settlement of a class action lawsuit with US universal life policyholders

• Changes to our mortality and lapse assumptions in the Netherlands

• Book losses from the sale of Aegon Ireland and our US life reinsurance business

• By comparison, our 2017 net income was boosted by a one-off tax credit.

Fair value items also showed losses in 2018 – the result mainly of lower stock markets and underperformance in our alternative investments. For further details on 2018 results, refer to Results 2018 worldwide starting from page 106.

Gross deposits	121,700	125,776	(3%)	Gross deposits were affected by decreases in our UK platform and asset management businesses. During the year, these more than offset strong inflows into our Dutch mortgage funds.
New life sales	820	896	(9%)	In the US, we had lower sales of term and indexed universal life insurance; sales
				to high-net-worth customers in Asia were also down.
Return on equity [1]	10.2%	9.3%	+0.9 pp

Return on equity (RoE) improved, thanks in part to the effect of recent US tax reforms – but fell short of our 2018 target. We also changed our definition of shareholders’ equity – which affected calculation of our RoE (see page 107 for details). Based on the previous calculation, RoE for 2018 would have been 9.3% (compared with 8.4% in 2017).

Solvency II	211%	201%	+10 pp

Aegon’s capital position remained strong – well above our Solvency II target range of 150%-200%; our Solvency II ratio increased during the year, despite unfavorable market conditions; this was due mainly to further capital generation during the year and management action to increase capital efficiency. Solvency ratios in our three main units – the US, Netherlands and UK – all remained within or above their target zones.

1 This is calculated using shareholder’s equity based on IFRS as adopted by the EU.

pp – percentage points

Annual Report on Form 20F 2018

29	The value we created for our stakeholders Results, performance and targets

Non-financial performance Aegon has six global non-financial indicators; these indicators are tied directly to specific aspects of our strategy; they	also help us address material topics and measure progress toward our objectives as both an employer and a provider of financial services.

Metric	2018	2017	% change	Aspect of strategy supported by indicator
Benchmarked Net Promoter Score (% of Aegon businesses ranked in top half against peers)[1]	41%	45%	(4 pp)	Customer centricity

Number of customers	28.5 million	28.1 million	1.3%	Growth/customer centricity

Number of new customers	3.8 million	NM	NA	Growth/customer centricity

Number of customers with two or more products (% of total number of customers)	5.2 million (18%)	NM	NA	Lifecyle approach

Number of digitally connected customers (% of total number of customers)	7.7 million (27%)	7.0 million (25%)	9.9%	Digitization/customer centricity

Employee engagement score	65	65	Unchanged	Customer centricity (‘winning outside starts inside’)

[1]	NPS figures cover Aegon businesses in the US, the Netherlands and UK. Results are weighted by number of customers. See also note to chart on page 30.
NA	– not available
NM	– not measured
pp	– percentage points
For	more information on these indicators, please refer to pages 30 (Customers) and 32 (Employees).

Financial targets and performance

2016-2018

To support our strategy, we had a series of financial targets for 2016-2018 (see table below). These targets addressed return on equity, expense savings and returns to shareholders. For both expenses and returns to shareholders, we met our targets; for return on equity, we saw an improvement over the three-year period, but failed to meet our 2018 target.

Metric	Target	Performance	Realized
Return on equity [2]	10%	9.3%[1]

Expense savings (run rate, annualized)	EUR 350 million	EUR 355 million

Capital returns to shareholders (cumulative, 2016-2018)	EUR 2.1 billion	EUR 2.1 billion

[1]	Using the changed definition, return on equity for 2018 is 10.2%. See page 28 for details.

[2]	This is calculated using shareholder’s equity based on IFRS as adopted by the EU.

Please note that we decided to discontinue our annual sales growth target before the end of the target period. This was because we felt the metric did not properly reflect Aegon’s underlying strategy.

2019-2021

Aegon has now introduced new three-year financial targets, covering the period 2019-2021. These targets focus on sustainable growth, capital generation and ensuring attractive returns for the Company’s shareholders.

Metric	Target

Normalized capital generation after holding expenses (cumulative, 2019-2021)	EUR 4.1 billion

Dividend pay-out ratio (% of normalized capital generation)	45%-55%

Return on equity (annual target)	>10%

The current capital framework and related Group target range remain unchanged for the years 2019-2021.

Metric	Target	Current performance (end 2018)
Solvency II ratio	150-200%	211%

Holding excess cash	EUR 1.0 billion – EUR 1.5 billion	EUR 1.3 billion

Gross financial leverage ratio	26%-30%	29.2%

Over the period, our aim is to maintain a capitalization required for a minimum AA- financial strength rating (for our current ratings, see page 80).

Annual Report on Form 20F 2018

30	The value we created for our stakeholders Customers

Value created and shared with our stakeholders

In the following pages, we detail the value created in 2018 by Aegon and shared with its main stakeholder groups: customers, employees, business partners, investors and the wider community. Given the nature of our business, much of this value is financial, but we also create social, economic and environmental benefits.

Customers

Claims and benefits

To our customers, we provide significant financial benefits. These include pensions, payment of insurance claims and returns on their savings and investments. For our customers, this money may represent a source of income, or provide resources needed to meet healthcare costs or repair a damaged home. In 2018, total claims, benefits and plan withdrawals increased to EUR 53.6 billion, up from just over EUR 48 billion the year before1. Alongside these financial benefits, we also manage investments for our customers. At the end of 2018, we were managing and administering more than EUR 800 billion on behalf of Aegon customers.

Customer loyalty

Our goal is to create a positive customer experience; this means high-quality financial products and excellent customer service. We measure our performance in this area through the Net Promoter Score (NPS). In our measurement, we include only individual customers. NPS assesses customer loyalty rather than satisfaction – in other words, the likelihood that customers will recommend Aegon to their friends, colleagues and family2. NPS is embedded in our sales and marketing processes; we also use the measure to help determine executive pay.

Where possible, we benchmark NPS scores against peers. In our main markets, our ambition is to be the most recommended financial services provider. Our businesses saw a significant increase in NPS in 2017 – the result primarily of efforts to speed up our processes and improve customer service, as well as our strong brand in the US. In 2018, however, our NPS scores decreased. According to our latest surveys, 41% of our businesses in the US, the Netherlands and UK rank in the top half of their respective markets, down from 45% in 2017. Businesses ranking in the bottom quartile increased sharply to 54% (see all NPS results by quartile on page 408). Scores for our US retirement business were lower – this more than offset a higher ranking for our Dutch mortgages business. In several markets, our NPS scores improved, but we failed to match improvements by competitors. In response to these results, we will look to increase contact with customers, establish a more emotional connection and provide an effective, personalized customer service.

In addition to NPS, we use a number of other measurements to assess value created for customers and progress with our strategy. These include our total number of customers and new customers – as well as the percentage of customers who are ‘digitally connected’ and those with two or more Aegon products.

◆	By the end of 2018, we had 28.5 million[3] customers, an increase of 1.3% from the previous year. During the year, we added just under 3.8 million new customers. Customers with two or more Aegon products totaled 5.2 million, approximately 18% of our customer base.
◆	Some 7.7 million of our customers were digitally connected – just over 27% of our customer base. These customers have online access to accounts, products and services. For customers, the benefit is generally convenience and ease of use; we can also provide tailored information directly to connected customers.

[1]

Please note that customer claims, benefits and plan withdrawals is separate from ‘policyholder claims and benefits’ (included in our income statement). For more information, see pages 171 (Note 2.29 to the financial statements) and 219 (Note 12).

[2]	For definition of NPS, see page 413.
[3]	Our 2017 figure for total customers has been restated. For more details, please see page 408.

Annual Report on Form 20F 2018

31	The value we created for our stakeholders Customers

We also measure customer complaints. In 2018, complaints increased by almost 20%. Complaints were lower in both the US and the Netherlands, but this was offset by increases in the UK and in Hungary; the increase in the UK was due mainly to the inclusion for the first time of complaints from Cofunds. Complaints relating to digital privacy also rose significantly, following the introduction of the EU’s General Data Protection Regulation (GDPR); these complaints, however, accounted for less than 0.8% of total customer complaints.

Responsible products and investments

Among our products and services, we offer specific financial products for vulnerable groups and socially-responsible investment funds (SRI). In several countries, we sell products for customers on low incomes – for example: our ‘My Family’ micro-insurance product in Brazil and low-cost life insurance in Romania. We also provide support to those facing chronic illness. In China, our critical illness coverage offers protection against both diabetes and cancer; we also have products that help customers suffering from cervical and breast cancer. In addition to our products, we also support a number of financial education programs – in many countries, people are taking more personal responsibility for their finances. In the Netherlands, for example, we pay for budget coaches to help customers in financial difficulty. In the US, we work closely with the National Foundation for Credit Counseling. We also offer lessons, online seminars and clinics for members of the public.

For our customers in the UK, the Netherlands and Hungary, we have SRI funds. At the end of 2018, these funds had EUR 3.4 billion under management, almost 80% more than they had five years before – thanks primarily to growing demand among retail investors for a more ethical approach to investment.

Benchmarked NPS performance vs. peers[1] (% of Aegon businesses in top half vs. peers)	Increase in SRI funds under management[2] (2013-2018, in EUR billion)
[1]

Chart shows NPS performance benchmarked against peers for all Aegon businesses in the Netherlands and UK, plus our retirement, life insurance and mutual funds businesses in the US. Results from Knab, our online bank in the Netherlands, have also been incorporated. Figures show percentage of businesses in top two quartiles, weighted by customer numbers. Figures for 2017 and 2016 have been restated; this is to reflect changes in weighting and to exclude results from Hungary (which had been included in previous years).

[2]	In addition to our funds in the UK, Netherlands and Hungary, we also have separate sustainability funds in China. At the end of 2018, these funds had another EUR 0.7 billion under management.

Annual Report on Form 20F 2018

32	The value we created for our stakeholders Employees

Employees

Salaries and benefits

In our approach to salaries and benefits, we strike a balance. It is important that we control expenses. At the same time, we need to pay fair, competitive salaries if we are to attract and retain talented staff. Aegon’s approach in this area is set out in our Global Remuneration Framework. This contains several important principles, including ‘pay for performance’. Pay is tied directly to regular performance appraisals. To assess performance, we use both financial and non-financial metrics (the precise combination depends on an individual’s position and seniority). We have provisions ensuring that incentives and variable pay do not compromise integrity (in the case, for example, of internal audit employees) and do not encourage excessive risk-taking. In 2018, we paid out EUR 2.1 billion in salaries and benefits for our employees. Of this total, salaries accounted for almost 60%. The remainder comprises mainly benefits and other personnel costs.

Employee engagement

To implement our strategy effectively, we need a committed and engaged workforce. We measure employee engagement annually. Our latest survey was carried out in November 2018. It showed an overall engagement score of 65, unchanged from the previous year. 89% of Aegon employees completed the survey. We benchmark our score against both the finance and professional services sectors; this benchmark compares scores for individual questions, however; there is no benchmark for our overall engagement score.

As well as engagement, our survey also helps us monitor progress in more specific areas; these include work-life balance, opportunities for career development, management performance, workplace diversity, pay, training and development. In 2018, we saw improvements in ‘constructive feedback’, ‘learning from mistakes’ and ‘work-life balance’; these were offset, however, by a lower score in ‘vision communications’; ‘recommending Aegon as a financial services provider’ also scored lower in the survey. As part of our response to these results, we are putting a specific focus on leadership and development.

We also use the survey to track progress with our Future Fit program (for details, see page 27). Survey results are communicated to all levels of the business, and broken down by unit and individual team, so that effective action plans can be put in place to address areas of weakness. In addition to our employee survey, we also measure turnover. Our goal is to keep turnover to a sustainable level. In 2018, turnover increased to 33%, up from 25% the previous year; this was due mainly to an increase in involuntary departures following recent reorganizations.

Employee engagement scores

(2016 - 2018)

Employee welfare and development

Our aim is to create a safe and inclusive working environment. We offer benefits, including flexible working, regular health checks, parental leave and company retirement plans. We also provide paid time-off for employees who wish to volunteer on local community projects. We work to keep absenteeism to a minimum. Most of our businesses have health programs; these include fitness programs and screening for serious illnesses like cancer and heart disease, as well as programs to reduce workplace stress. In 2018, our absentee rate was unchanged at 2.4%. The number of work-related accidents and illnesses fell slightly – to 163, down from 167 in 2017.

We also offer extensive training and career development. Our programs include online courses, seminars and lectures. We provide specialist training in areas including products and sales, new regulations, risk management and cyber security. We also offer leadership training and awareness programs in diversity and health and safety. All employees have access to our global Learning Catalog. We also have a Digital Academy, which offers a three-year course to data and business analysts across the Company. In 2018, we spent a total of EUR 12.5 million on training and development (equivalent to nearly EUR 470 for each employee).

Diversity and inclusion

We believe diversity leads to better decision-making; it also brings us closer to the communities we serve. Diversity and non-discrimination are built into our Code of Conduct. In the Netherlands, our latest collective labor agreement stipulates equal pay for men and women performing the same functions. In 2018, we conducted a study into equal pay; this found, in general, no difference in pay between men and women doing the same work1. In the UK, we also report our gender pay gap each year. Like other financial companies, we have fewer women in leadership positions; this results in a significant gender pay gap. In 2017, this gap stood at just over 27% – compared with a sector average of 30%2.

[1]	Study carried out by Dutch data company AnalitiQs. The study took into account employees’ age, work experience, length of service and background.
[2]

Median for the UK financial and insurance sector (source: UK Parliament, The Gender Pay Gap, November 2018). Aegon’s report into its UK gender pay gap is available online at aegon.co.uk. The current report covers the year to April 5th, 2018. Figures for the year to April 2019 will be included in the next report.

Annual Report on Form 20F 2018

33	The value we created for our stakeholders Employees

We have initiatives to support gender diversity. In the Netherlands, for example, we are signatories to the Talent to the Top program, which works to increase the number of women in senior management. In the US, we have a dedicated diversity team. At the end of 2018, women made up 33% of Aegon’s senior management, an improvement of 5 percentage points from 28% in 2017. In addition, two of our seven Supervisory Board members are women, as are three of our ten Management Board members. We want to increase the proportion of women on both Boards, over time, to at least 30% – in line with Dutch government objectives1.

Diversity, of course, goes beyond gender. Our aim is to create a productive and open working environment, in which all employees are valued for their contribution and able to realize their full potential. We have mentoring programs; we support Company-wide groups like Aegon Proud and Young Aegon. We are also members of outside organizations, like Women in Financial Services and Workplace Pride. In the latest US Corporate Equality Index, we were ranked as one of the best places to work for LGBT employees.

[1]	For further information, see page 57 (Report of the Supervisory Board – Diversity) and the diversity section of our Corporate Governance Statement, available online.

Annual Report on Form 20F 2018

34	The value we created for our stakeholders Business partners

Business partners

Our partners

We work with a number of different business partners. These partners help us develop, market and distribute our products and services. In many countries, we operate through joint ventures, particularly where this gives us immediate access to a large customer base. To distribute our products and services, we work through brokers and other financial intermediaries (including banks, agents, independent financial advisors etc.). In the US and UK, we have also signed partnerships to transfer much of our policy administration.

When working with outside providers, our goal is to create long-term relations that benefit Aegon and allow our partners to develop and grow their businesses. We regularly assess the companies we work with against minimum social and environmental standards. These standards are set out in our Sustainable Procurement and Outsourcing Risk policies.

Payments to business partners

Distribution

We pay commissions to brokers and other financial intermediaries in return for selling Aegon products and services. In 2018, these commissions totaled EUR 2.4 billion. Over the past five years, commissions have declined by almost 26%. This is partly a result of lower sales, but also the introduction of new, digital technologies (which have made it easier to sell directly to customers) and recent regulations in the Netherlands and the UK (which restrict payment of commissions to intermediaries1). Though the nature of our relationship has changed, intermediaries remain a valuable sales channel. We provide training to our distributors, so they understand our policies and are able to provide the right advice to our customers.

Payments to business partners

(2016-2018, in EUR billion)

Suppliers

As a financial services company, we buy goods and services – including IT support, office equipment and management consultancy. We also buy utilities (electricity, water etc.). That said, we do not have a particularly complex supply chain – we do not need to source raw materials or deliver physical goods to customers. In 2018, we spent EUR 1.5 billion on our suppliers, up from EUR 1.4 billion in 2017. We have a Sustainable Procurement Policy, which sets out environmental, social and governance standards for our suppliers. As part of our approach, we require some of our suppliers to sign a Supplier Sustainability Declaration; at the end of 2018, these declarations covered 25% of our total procurement spend. In 2018, we also signed partnerships in both the US and UK to transfer a large part of our policy administration to outside providers (see pages 6 and 24). In both cases, we will pay regular fees for this service; we expect these contracts, over time, to deliver more than EUR 120 million a year in cost savings.

Reinsurance

We work with a number of reinsurers; they help us offset risk and ensure we are able to meet our financial commitments, even in extreme scenarios. In 2018, we paid EUR 2.7 billion in premiums to our reinsurers, and received EUR 3.7 billion in claims (this compares with EUR 3.4 billion and EUR 4.3 billion in 2017, respectively).

[1]	Instead of commissions, brokers and intermediaries now generally receive fees, paid by customers.

Annual Report on Form 20F 2018

35	The value we created for our stakeholders Investors

Investors

Payments to investors

Shareholders receive regular dividends. An interim dividend is paid following half-year results. Final dividends must then be approved by Aegon’s General Meeting of Shareholders in May before payment. Shareholders can opt for payment in cash or stock. Just under half our shareholders are based in the US, another 20% in the Netherlands and 10% in the UK. In 2018, we paid a total of EUR 861 million to Aegon investors. Of this, EUR 570 million was in dividends to shareholders; the remaining EUR 291 million was paid to Aegon bondholders. Unlike shareholders, bondholders receive regular coupons – or interest payments – on their investments. These payments are determined at the moment the bond is issued.

Dividend policy

Payment of dividends depends ultimately on the Company’s capital position and cash flow. Before deciding on dividends, management will also assess future prospects for financial performance. Our goal, over time, is to deliver sustainable dividend growth for our shareholders. In recent years, we have been able to do this thanks to an improvement in our earnings and a stronger capital position. Since 2012, we have increased dividends every year by either one or two cents – equivalent to a 38% increase over six years. Currently, our dividend yield – an important indicator for insurance stocks – is around 6%, slightly above the European sector average.

Stock performance

Shareholders may also derive (or lose) value from the performance of our shares. In 2018, Aegon’s stock price fell by 23.3%, which we believe was largely a reflection of wider concerns over economic growth, trade tensions and the effect of persistently low interest rates, as well as concerns about Aegon’s US long-term care portfolio. Most of the losses were concentrated in the last two months of the year. Other European insurance sector stocks also lost ground during 2018, though not as much as Aegon. The Stoxx Europe 600 Insurance index ended the year down 10%. Our total shareholder return for the year came to -19% (this measure takes into account payment of dividends as well as share price performance).

Regular communications

We keep financial markets fully informed of our strategy and performance. We have a dedicated Investor Relations team. In 2018, we organized 642 face-to-face meetings with investors in the Americas, Europe and Asia. We hold a regular Analyst and Investor Conference; the most recent was held in New York in December 2018. Our executives also speak regularly at insurance industry events. In 2018, we started publishing our financial results every six months, rather than quarterly. This was to encourage investors to take a longer-term perspective on our financial performance.

Dividends to Aegon shareholders

(2012-2018, in EUR per share)

Aegon stock price performance

(Jan-Dec 2018) Aegon stock price vs. Stoxx Europe 600 Insurance

[1] Note that the final dividend for 2018 is subject to approval by Aegon’s General Meeting of Shareholders, scheduled for May 17, 2019.

Annual Report on Form 20F 2018

36	The value we created for our stakeholders Wider community

Wider community

Job creation

In 2018, Aegon reduced its total workforce by a net 1,775 employees. A total of 5,666 employees left the Company – most in the US, Netherlands and the UK; 3,891 joined Aegon during the year. Departures were mainly the result of business restructuring. Around 2,000 employees were also transferred to Tata Consultancy Services as part of our recent contract in the US. Where possible, we limit compulsory redundancies. In Europe and Asia, we work closely with trade unions and other employee representative groups. We provide training, advice and support to those leaving the Company.

Responsible investment

We take a responsible approach to investments. As part of this approach, we integrate ESG (environmental, social and governance) factors into our daily investment decisions. We do this for our own investments; we also advise customers to take a similar approach, though in most cases the final decision as to how and where to invest remains with our clients. Integrating ESG helps minimize investment risk both for Aegon and its customers. Our ESG investment standards are based, for the most part, on international agreements (these include the UN Declaration of Human Rights, the core standards of the International Labor Organization, and the UN Arms Trade Treaty).

To oversee our approach, we have a Responsible Investment Strategy Committee. We also have a formal Responsible Investment Policy; we provide mandatory ESG training for portfolio managers, and have built responsible investment into both our risk management framework and into our investment mandates.

We engage with the companies we invest in when they fall short of our ESG standards or show poor overall ESG performance. In 2018, we engaged with 360 companies. We have been especially active on climate change in support of our corporate strategy. Over the past year, we engaged on a number of issues, including climate risk and reporting, and corporate governance. When engaging, our aim is to improve companies’ business practice, and reduce investment risk for ourselves and our customers.

We prefer to engage, though we do exclude some investments, where there are international agreements in place, or a clear social or environmental case to do so. Currently, we exclude a total of 136 companies – involved in tobacco, coal mining, oil and tar sands, or controversial weapons, such as cluster bombs and anti-personnel mines1. In the Netherlands, we exclude investments in palm oil. We also refuse to invest in countries that are subject to sanctions, or where there is evidence of systematic human rights abuses. We publish a full list of exclusions on our website. For more details on our approach, see our Responsible Investment Report, also available online.

Impact investment

Alongside ESG integration, we also make ‘impact investments’; these are investments that deliver both a minimum financial return and a specific social or environmental benefit. Examples include affordable housing, care homes, and renewable energy. We also invest in green bonds and in international development banks that work to reduce poverty in developing countries. At the end of 2018, our impact investments totaled EUR 8.4 billion. Nearly 60% of this amount is invested in affordable housing in the US. Impact investments are an important part of our strategy – particularly in supporting the switch to cleaner, low-carbon technologies and promoting health and well-being.

[1]

Our exclusion list was last updated in October 2018. The list comprises 14 companies involved in controversial weapons, 48 in thermal coal mining, 11 in oil sands and a further 63 in tobacco. We also exclude investment in 15 countries.

Annual Report on Form 20F 2018

37	The value we created for our stakeholders Wider community

Primarily social impact	Amount invested	Impact

Affordable housing	EUR 4.9 billion	Financing for affordable housing for families on low incomes in the US1, UK and the Netherlands

Care homes for the elderly	EUR 324 million	Financing for care homes and assisted living facilities for the elderly in the Netherlands and UK

International development banks	EUR 1.8 billion	Investments in multi-lateral development banks, working to reduce poverty and create jobs in emerging economies

Student loans and sports facilities	EUR 208 million	Support for the US Federal Family Education Loan Program; this program helps children from low and middle-income families into university

Micro-finance	EUR 74 million	Provides loans and savings accounts for more than three million people without access to traditional financial services
Primarily environmental impact	Amount invested	Impact

Renewable energy	EUR 573 million	Investment in clean energy in the US, UK and the Netherlands (including solar energy tax credits and wind power), reducing impact of energy use on the environment

Green bonds	EUR 253 million	Investment in green bonds; proceeds are invested in climate- related projects, encouraging sustainable energy use

Green residential mortgage-backed securities (RMBS)	EUR 152 million	Investment in mortgages to finance more energy-efficient homes
[1]	In the US, these investments are made through the government’s Low-Income Housing Tax Credit program, which encourages private sector investment in affordable housing for low-income families.

In addition to the above, Aegon has also investments in sustainable timber. At the end of 2018, these totaled EUR 7.9 million. These investments are currently in run-off.

Please note that amounts above include some investments made on behalf of Aegon clients and other third parties.

Retirement research and expertise

We provide extensive research into aging and retirement. Most of this is done through our Aegon Center for Longevity and Retirement (ACLR) and its partners: the Transamerica Institute in the US and the Instituto de Longevidade Mongeral Aegon in Brazil. The ACLR publishes an annual Retirement Readiness Survey, covering 15 countries around the world. The ACLR’s 2018 report called for a new social contract on pensions and retirement (see page 22). Through our research, we want to raise awareness of aging issues among both public and policymakers. We also use our research to drive improvements in customer service and product development.

In addition to our own centers, we work closely with other partners. These include the Stanford Center on Longevity, the American Association of Retired Persons (AARP), the Leyden Academy for Vitality and Aging, and the Global Coalition on Aging – an alliance of businesses working on aging and retirement. We are also working on health issues – these are, of course, closely related to aging. We have our own Transamerica Center for Health Studies. In the US, through our business activities, we emphasize the importance of ‘wealth and health’. In 2018, we organized our global Hackathon focusing on the connection between financial security and well-being – with events in Mumbai, Budapest and Dallas. We also support research into chronic illnesses like cancer, heart disease and Alzheimer’s.

Responsible tax

We are firmly committed to making a valuable economic and social contribution to the communities in which we operate, both through our own tax payments and through collection and payments of third party taxes. We seek to pay ‘fair taxes’, which for us means paying the right amount of tax in the right places.

It is our policy to allocate profits where value is created through our commercial business activities. For us, tax follows business, which means that our decisions are taken for business reasons and not for tax advantages. We will not, for example, set up artificial tax structures or base business in countries simply to reduce the amount of tax we pay.

Following discussion with stakeholders, we published our Global Tax Policy online. This Policy outlines Aegon’s approach to responsible tax, which seeks to align the long-term interests of all our stakeholders, including customers, employees, business partners, investors, and wider society. We also hold regular meetings with NGOs to discuss Aegon’s tax strategy and policy.

In our relationship with tax authorities we strive to work together in a constructive and transparent manner. Our Horizontal Monitoring agreement with the Dutch tax authorities shows our commitment to this principle. This includes public discussion and disclosure of policies and principles, as well as the overall governance and oversight of our tax position.

Disclosures are provided in our financial statements and cover tax payments in our main markets. We provide country-by-country tax reporting in a transparent and accurate manner to the tax authorities. We are currently assessing the value that public disclosure of this information might have for our business and our stakeholders.

Annual Report on Form 20F 2018

38	The value we created for our stakeholders Wider community

We also provide details of our total tax contribution company-wide and by region in the charts below. Taxes borne are a cost of business and affect our financial results. Taxes collected are not a direct cost of business but are collected on behalf of government from others. The reported numbers are on cash payment or accrual basis.

Aegon’s tax function maintains an adequate staff of qualified and trained tax professionals to provide timely and high-quality tax support to our commercial decision-makers. In this regard, proper governance and procedures are in place to ensure that:

1.	the tax team understands and is engaged in the tax effects of day-to-day business operations and involved in all significant business developments, investments and transactions.
2.	the tax consequences are considered as part of every major business decision.
3.	Aegon’s tax control framework is constantly evolving to a higher maturity level.

Aegon’s tax function reports regularly to the Executive and Management Boards on day-to-day operations and the status and effectiveness of the function. At least once a year, the tax function reports to the Supervisory Board’s Audit Committee.

Community investment

We support local communities through donations and volunteer work. This brings us closer to our customers and gives our employees an opportunity to share their knowledge and expertise. In 2018, we donated a total of EUR 9.3 million. Most went to our three focus areas: health, welfare and literacy. Where possible, we align our community investment with our purpose as a company. In the Netherlands, we’re part of a ‘From Debt to Opportunity’ project; this project is working with 7,000 in-debt families across the country.

Through our businesses, we support more than 500 local charities and good causes. Among the largest recipients in 2018 were United Way and Habitat for Humanity in the US, the VUMC Alzheimer Center in the Netherlands, and Sick Kids Friends Foundation and the Teenage Cancer Trust in the UK. We have a Charitable Donations Policy, setting out our approach to community investment. In the US, our donations are channeled through the Transamerica Foundation. This Foundation donates at least 5% of its assets each year. In the UK, donation decisions are taken by our employee Charity Committee. We also encourage our employees to volunteer; 97% of our staff worldwide can now claim paid time-off to work on local community projects. Volunteering is built into our Charitable Donations Policy. In 2018, Aegon employees volunteered just over 14,000 hours – equivalent of EUR 0.7 million, based on average salaries.

Taxes borne by Aegon, 2018 (in EUR million) [1] Includes state and withholding tax [2] Related to company’s own personnel (including social security tax)	Taxes collected on behalf of others, 2018 (in EUR million) [3] Includes dividends, interest, royalties and others [4] Policyholders (including social security tax)
For a breakdown of corporate income tax by country/region please see page 410. Some numbers may not add due to rounding.

Annual Report on Form 20F 2018

39	The value we created for our stakeholders Wider community

Aegon’s contribution to UN Sustainable Development Goals (SDGs)

We have a responsibility to support the UN SDGs where we can, both as an investor and a provider of financial services. We recognize that sustainable development is in the long-term interests of business and the global economy, and that genuine sustainable development will not be possible without cooperation between private and public sectors. We focus on SDGs most relevant to our business. Within these SDGs, we have selected specific goals and targets1 linked to our strategy. This is where we believe we can make a significant contribution to the international development agenda.

Strategic pillar	Relevant SDG	Relevant SDG targets	Aegon’s contribution to the relevant target

For individuals: financial security and well-being.		1.2: By 2030, reduce at least by half the proportion of men, women and children of all ages living in poverty in all its dimensions, according to national definitions.

• Products for low-income customers, including micro-insurance in Brazil

• Investments in international development banks that work for poverty reduction and job creation in developing countries

• Investment in micro-finance institutions to provide loans and savings to people without access to traditional financial services

• Working with customers in financial difficulty – budget coaches in the Netherlands /cooperation with National Foundation for Credit Counseling in the US

• Strengthening financial literacy through local initiatives and programs

For society: secure retirement and healthy aging.		3.4: By 2030, reduce by one third premature mortality from non-communicable diseases through prevention and treatment, and promote mental health and well-being.

• Supplemental health insurance for customers on low incomes

• Cover for customers facing chronic illnesses, including diabetes and cancer

• Investment in care homes for the elderly in UK and Netherlands

• Support for research into chronic illnesses, including cancer, heart disease and Alzheimer’s

• Investment in Dementia Discovery Fund, dedicated to finding treatments for the condition

• Exclusion of tobacco from investment to help address health concerns over smoking

8.10: Strengthen the capacity of domestic financial institutions to encourage and expand access to banking, insurance and financial services for all.

• Support for economic growth and job creation through our businesses and investments

• Providing a long-term source of employment for communities in which we operate

• Inclusion of minimum labor standards in Aegon responsible investment and procurement policies

For the environment: clean energy and sustainable real estate.

7.2: By 2030, increase substantially the share of renewable energy in the global energy mix.

7.3: By 2030, double the global rate of improvement in energy efficiency.

7.a: By 2030, enhance international cooperation to facilitate access to clean energy research and technology, including renewable energy, energy efficiency and advanced and cleaner fossil fuel technology, and promote investment in energy infrastructure and clean energy technology.

• Significant investments in renewable energy – primarily wind and solar power

• Investments in green bonds and green residential mortgage-backed securities

• Working for greater energy efficiency in Amvest’s real estate fund in the Netherlands

• Launch of new mortgage feature in the Netherlands, allowing customers to finance energy efficiency improvements to their homes

13.2: Integrate climate change measures into national policies, strategies and planning.

•   Support for Dutch national climate agreement, working to reduce carbon emissions

•   Exclusion of oil sands extraction and transportation from investment

•   Exclusion of thermal coal production from investment

In addition to the goals and targets above, we also work directly with other organizations to support the SDGs. As well as the UN Principles for both Sustainable Insurance and Responsible Investment (UNPSI, UNPRI), we are members of the CDP (formerly the Carbon Disclosure Project) and the Extractives Industry Transparency Initiative (EITI), which works for greater transparency in reporting financial flows within the global energy and minerals sector. Aegon also signed the Paris Pledge for Action, launched at the Paris climate change conference in 2015.

Further details of our support for the UN SDGs may be found on page 425.

[1]

The UN Sustainable Development Goals were formally adopted in September 2015. There are 17 SDGs in total, covering hunger, poverty, health, the environment, housing etc. For each SDG, there is a series of specific goals, targets and indicators. For more information, see https://www.un.org/sustainabledevelopment/ sustainable-development-goals/

Annual Report on Form 20F 2018

40	How we safeguard long-term value creation Letter from our Supervisory Board Chairman

During 2018, Aegon’s Supervisory Board focused on how senior management continued to execute its strategy and transform the company. Aegon is now well positioned for growth from a capital, control, management, people and technology perspective. This gives us confidence for the future.

I was honored to be appointed Chair of Aegon’s Supervisory Board in May 2018. Our Board consists of people from a diverse range of backgrounds, nationalities and specialisms, with an equally diverse range of perspectives. What we share, is a common desire to support management in meeting its objectives.

A key objective has been the significant transformation Aegon has undergone in recent years, both in terms of what it does and where it does it. In particular, we are impressed by Aegon’s embrace of new digital technology, and its new capital allocation model. Now that Aegon’s transformation is largely complete, the Supervisory Board looks forward to shifting its focus to supporting the company’s growth agenda.

Beyond the horizon

From regulatory requirements to customer demands, the financial services landscape has never changed so fast and as fundamentally as over the last decade. This process of change is only likely to accelerate in the years to come. For this reason, when it comes to strategy, our role as a Supervisory Board is to look beyond ‘the here and now’ and to focus on what lies beyond the horizon. What will, for instance, the industry look like a decade from now? What are the opportunities and risks? Above all, how can Aegon ensure that it first and foremost continues to grow as a responsible business dedicated to its purpose of helping people achieve a lifetime of financial security? By posing these questions we are able to assess how future-focused and prepared the company is, which in turn supports long-term thinking and long-term value creation, as set out in this report.

How we engage with Aegon’s long-term strategy is crucial to this task. Indeed, while regular meetings with senior management are critical to what we do, Supervisory Board visits to Aegon’s various

Annual Report on Form 20F 2018

41	How we safeguard long-term value creation Letter from our Supervisory Board Chairman business units can prove every bit as illuminating, offering a ‘shop floor’ rather than purely a ‘board room’ perspective. For instance, such visits are an opportunity to witness how Aegon is embracing the latest digital technologies and data analytics, as well as talking to the people leading these initiatives from the ground up.

Public trust

No business operates in a vacuum and the Supervisory Board is both very aware of and attuned to discussions and debates regarding the role of financial services in society. The relationship between financial institutions and the public should, of course, be a positive one. Yet while the industry plays an important and laudable role providing people with financial security and helping businesses and economies to grow, it has yet to fully regain trust following the financial crisis, nor redress the apathy many still feel towards it.

The Supervisory Board is working with the Management Board to examine how Aegon can be part of the solution. Moreover, it is impressed with how Aegon’s purpose continues to not only provide the basis for putting customers first in all that it does, but also the inspiration to raise awareness about financial matters – such as the need to start saving early, and the consequences of moving away from traditional pension systems. Simple changes that can have hugely positive effects on millions of people’s lives.

Aegon also takes its responsibility to assist policy makers to deliver the right legislation that keeps pace with changes in society and continues to meet customers’ needs. The company can only do so because of the dedication and expertise of its people. I would, therefore, like to say a big thank you to Aegon staff across all businesses and regions.

I would like also to express my gratitude to my Supervisory Board colleagues for their contribution and support in 2018. I invite you all to look at the Report of the Supervisory Board, starting from page 51, for a comprehensive overview of our activities during 2018. We look forward to working with the Management Board in the year ahead to help them meet their targets and achieve Aegon’s purpose.

William Connelly

Supervisory Board Chairman

Annual Report on Form 20F 2018

42	How we safeguard long-term value creation Corporate governance

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

Annual Report on Form 20F 2018

43	How we safeguard long-term value creation Corporate governance by the General Meeting of Shareholders. In 2018, no transactions were concluded between the Company and any of the Supervisory Board members. Furthermore, the Company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of seven members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code.

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

Composition of the Executive Board

Aegon’s Executive Board consists of Alexander R. Wynaendts, who is Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matthew J. Rider, who is Chief Financial Officer (CFO), and member of the Executive Board.

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

In 2018, no transactions were concluded between the Company and either member of the Executive Board. Furthermore, the Company did not provide any loans to or issue guarantees in favor of either of the members of the Executive Board.

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

The capital of the Company

Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December, 31 2018, a total of 2,095,648,244 common shares and 585,022,160 common shares B had been issued.

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

Annual Report on Form 20F 2018

44	How we safeguard long-term value creation Corporate governance

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

Significant shareholdings

On December 31, 2018, Vereniging Aegon, Aegon’s largest shareholder, held a total of 279,236,609 common shares and 571,165,680 common shares B.

Under the terms of the 1983 Merger Agreement as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2018, one transaction was concluded between Aegon N.V. and Vereniging Aegon under or in connection with the 1983 Merger Agreement. All requirements determined by Best Practice 2.7.5 of the Dutch Corporate Governance Code were complied with in the execution of these transactions.

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value (1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 18, 2018 in connection with the Long Term Incentive Plans for senior management.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, Dodge & Cox International Stock Fund, BlackRock, Inc. and Franklin Resources, Inc. hold a capital or voting interest in Aegon of 3% or more.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at June 20, 2018, Dodge & Cox International Stock Fund stated to hold 131,792,024 common shares, which represent 4.9% of the issued capital and votes as at December 31, 2018. On February 14, 2019, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 237,992,105 common shares, representing 8.9% of the issued and outstanding capital as at December 31, 2018, and has voting rights for 232,925,689 shares, representing 8.7% of the votes as at December 31, 2018.

Based on its filing with the Dutch Autoriteit Financiële Markten as at March 27, 2018, BlackRock, Inc. stated to hold 112,661,670 shares, representing 4.2% of the issued capital as at December 31, 2018 and 131,979,873 voting rights, representing 4.9% of the votes as at December 31, 2018. On February 4, 2019, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 122,040,092 common shares, representing 4.6% of the issued capital as at December 31, 2018, and has voting rights for 106,522,921 shares, representing 4.0% of the votes as at December 31, 2018.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, Franklin Resources, Inc. (FRI) stated to hold 81,510,408 shares, representing 3.0% of the issued capital and of the votes as of December 31, 2018. On January 25, 2019, the filing of Franklin Resources, Inc. (FRI), a US based investment management firm, with the SEC shows that FRI holds 61,141,668 common shares and voting rights, representing 2.3% of the issued and outstanding capital, as at December 31, 2018.

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

Annual Report on Form 20F 2018

45	How we safeguard long-term value creation Corporate governance

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the remuneration report on page 59 and note 53 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.

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

Dutch Corporate Governance Code

As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the code applicable to the financial year 2018 is the version that came into force on January 1, 2017. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance and long-term value creation. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure.

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

Annual Report on Form 20F 2018

46	How we safeguard long-term value creation Differences between Dutch and US company laws

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

Annual Report on Form 20F 2018

47	How we safeguard long-term value creation Composition of our Boards

Composition of our Boards

Members of the

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

Mr. Wynaendts has been an Independent Director of the Board of Air France-KLM S.A. since May 2016 and the Chairman of the Supervisory Board of Puissance B.V. (not listed) since May 2017.

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

Members of the Management Board

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

Annual Report on Form 20F 2018

48	How we safeguard long-term value creation Composition of our Boards

Allegra van Hövell-Patrizi (1974, Italian and Belgian)

Chief Risk Officer of Aegon N.V. and member of the Management Board of Aegon N.V.

Allegra van Hövell-Patrizi began her career in 1996 at McKinsey & Company, specializing in financial institutions. After several years as a partner there, she joined F&C Asset Management in 2007 as a member of the Management Committee. In 2009, she joined Prudential plc where she was part of the CEO Office and then later became Group Risk Director, and a member of the Group Executive Risk Committee, as well as the PUSL Board (within the Prudential plc Group). Ms. van Hövell-Patrizi joined Aegon at the end of 2015. She was appointed Chief Risk Officer of Aegon N.V. and a member of Aegon’s Management Board in January 2016. Ms. van Hövell-Patrizi is a member of the Supervisory Board of LeasePlan (not listed) since 2018.

Marco Keim (1962, Dutch)

Head of Aegon Continental Europe and member of the Management Board of Aegon N.V.

Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a Member of the Board, and was appointed CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Management Board in June 2008, and Head of Aegon Continental Europe in January 2017. Mr. Keim is a member of the Supervisory Board of Eneco Holding N.V..

Onno van Klinken (1969, Dutch)

General Counsel and member of the Management Board of Aegon N.V.

Onno van Klinken has over 25 years’ experience providing legal advice to a range of companies and leading Executive Board offices. Mr. Van Klinken started his career at Allen & Overy, and previously worked for Aegon between 2002 and 2006. He then served as Corporate Secretary for Royal Numico, before it was acquired by Groupe Danone. His next position was as General Counsel for the Dutch global mail and express group TNT, where he served from 2008 until the legal demerger of the group in 2011. This was followed by General Counsel positions at D.E. Master Blenders 1753 and Corio N.V.. Mr. Van Klinken rejoined Aegon in 2014 as General Counsel responsible for Group Legal, Regulatory Compliance, the Executive Board Office, and Government and Policy Affairs. Mr. Van Klinken has been a member of Aegon’s Management Board since August 2016. Mr. Van Klinken was appointed member of the Board of Stichting Continuïteit SBM Offshore in December 2016.

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

He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of Aegon’s Management Board in 2010. Mr. Mullin was appointed Chairman of the Board of Directors of the American Council of Life Insurers for the period October 2017-October 2018 and remains a member of the Board of Directors and Executive Committee through October 2019.

Annual Report on Form 20F 2018

49	How we safeguard long-term value creation Composition of our Boards

Sarah Russell (1962, Australian)

CEO of Aegon Asset Management and member of the Management Board of Aegon N.V.

Sarah Russell has over 25 years’ experience in international finance and asset management.Ms. Russell began her career at Toronto Dominion in Melbourne before joining ABN AMRO in 1994. She moved to the Netherlands in 2000, where she held a number of various roles, leading to her appointment as CEO of ABN AMRO’s asset management operations. Ms. Russell joined Aegon Asset Management as CEO in 2010, and has been a member of Aegon’s Management Board since August 2016. Ms. Russell has been a non-executive director of Nordea Bank Abp and its predecessors since 2010, holds a Supervisory Board member position at the Nederlandse Investeringsinstelling, and is Vice Chairman of the Supervisory Board of La Banque Postale Asset Management. Ms. Russell is also a Board member of the American Chamber of Commerce, the Netherlands since May 2017.

Members of the Supervisory Board

Robert J. Routs (1946, Dutch)

Chairman of the Supervisory Board until May 18, 2018

Chairman of the Nomination and Governance Committee until May 18, 2018

Member of the Remuneration Committee until May 18, 2018

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to Aegon’s Supervisory Board in April 2008 and became Chairman in April 2010. Mr. Routs was re-appointed as a member of the Supervisory Board during the 2016 Annual General Meeting of Shareholders. Following a ten year tenure, Mr. Routs retired as per May 18, 2018.

William L. Connelly (1958, French)

Chairman of the Supervisory Board

Chairman of the Nomination and Governance Committee

Member of the Remuneration Committee

William L. Connelly is a former member of the Management Board of ING Bank, where he was responsible for ING’s corporate, financial institutions and financial markets activities. He started his career at Chase Manhattan Bank, fulfilling senior roles in commercial and investment banking in France, the Netherlands, Spain, the United Kingdom and the United States. He was appointed to Aegon’s Supervisory Board in 2017 and became Chairman in May 2018 and his current term ends in 2021. He is also chairman of the Supervisory Board Nomination and Governance Committee and member of the Supervisory Board Remuneration Committee. Mr. Connelly is also an independent director at the Board of Directors of Société Générale.

Robert W. Dineen (1949, American)

Member of the Remuneration Committee

Member of the Risk Committee

Robert W. Dineen was Vice Chairman of Lincoln Financial Network (LFN) and a member of the Senior Management Committee of Lincoln Financial Group (LFG), before retiring in 2013. Before joining Lincoln Financial Group, Mr. Dineen was Senior Vice President and head of Merrill Lynch’s Managed Asset Group. He was appointed to Aegon’s Supervisory Board in May 2014, and his current term ends in 2022. He is a member of the Supervisory Board Remuneration Committee and the Supervisory Board Risk Committee.

Mr. Dineen was the non-executive Chairman of the Board of Aretec Inc (not listed, US-based) and was a member of Lincoln New York Life Company Board.

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

Annual Report on Form 20F 2018

50	How we safeguard long-term value creation Composition of our Boards

Mr. Noteboom is also a member of the Supervisory Board of Royal Ahold Delhaize N.V., Wolters Kluwer N.V. and Chairman of the Supervisory Board of Royal Vopak N.V. In addition, Mr. Noteboom is a member of the Board of Directors of VUmc Cancer Center Amsterdam and the Chairman of Stichting Prioriteit Ordina Groep.

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

Mr. Van der Veer is a non-executive member of the Board of Directors of RELX PLC. He is also a member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed), and member of the Supervisory Board of Royal Vopak N.V. since April 2018. Mr Van der Veer was a former member of the Supervisory Board of Royal Imtech N.V., TomTom N.V., and Siemens Nederland N.V. (not listed).

Dirk P.M. Verbeek (1950, Dutch)

Member of the Risk Committee until May 18, 2018

Member of the Nomination and Governance Committee until May 18, 2018

Dirk P.M. Verbeek is a former Executive Board member and former vice president Emeritus of Aon Group. Mr Verbeek is a member of the Advisory Council of OVG Real Estate (not listed). Mr. Verbeek was appointed to Aegon’s Supervisory Board in 2008. He was a member of the Supervisory Board Risk Committee and the Supervisory Board Nomination and Governance Committee. Mr. Verbeek retired from the Supervisory Board as per May 18, 2018.

Corien M. Wortmann-Kool (1959, Dutch)

Vice Chairman of the Supervisory Board

Member of the Audit Committee

Member of the Nomination and Governance Committee

Corien M. Wortmann-Kool is Chairman of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund. Ms. Wortmann-Kool is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Supervisory Board in May 2014, and her current term ends in 2022. She is Vice Chairman of the Supervisory Board, and a member of the Supervisory Board Audit Committee and the Supervisory Board Nomination and Governance Committee.

Ms. Wortmann-Kool is also a member of the Supervisory Board of Het Kadaster (not listed), member of the Advisory Council of the Centraal Bureau voor de Statistiek, Chairman of the Board of Trustees of Save the Children Netherlands and member of De Autoriteit Financiële Markten Capital Markets Advisory Committee. She was a member of the Supervisory Board of Mercedes-Benz Netherlands (not listed) until 2014, vice president of the European People’s Party until March 2018 and member of the Advisory Council of the Centraal Bureau voor de Statistiek until June 2018.

Dona D. Young (1954, American)

Member of the Audit Committee

Chairman of the Risk Committee

Member of the Nomination and Governance Committee

Dona D. Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013, and her current term will end in 2021.

She is Chairman of the Supervisory Board Risk Committee, member of the Supervisory Board Audit Committee and member of the Supervisory Board Nomination and Governance Committee.

Ms. Young is member and Lead Director of the Board of Directors of Foot Locker, Inc. Furthermore, Ms. Young is Chair of the Audit Committee of the Board of Trustees of Save the Children US (not listed), and member of the Board of Save the Children International and Save the Children Association.

Annual Report on Form 20F 2018

51	How we safeguard long-term value creation Report of the Supervisory Board

Report of the Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board on management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

The Supervisory Board is a separate independent corporate body, consisting of seven members on December 31, 2018. The Supervisory Board is charged with the supervision of the Executive Board, of the general course of affairs and strategy of the Company, and of its businesses. In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders.

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

In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy adopted at the Company’s General Meeting of Shareholders. Overall accountability for Aegon’s remuneration governance also resides with the Supervisory Board, which is advised by its Remuneration Committee. This includes the responsibility for designing, approving and maintaining the Aegon Group Global Remuneration Framework, including the remuneration policies for the Executive Board and Heads of Group Control functions.

Corporate governance

Details of Aegon’s corporate governance structure and a summary of how the Company complies with the Dutch Corporate Governance Code can be found on pages 42-46 of this Annual Report and in the Corporate Governance Statement published on aegon.com.

Composition of the Supervisory Board and Executive Board

Supervisory Board

The composition of the Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. An overview of the composition of the Supervisory Board in 2018 can be found on pages 49-50. All members of the Supervisory Board are considered independent under the terms of best practice provisions 2.1.7, 2.1.8 and 2.1.9 of the Dutch Corporate Governance Code.

There were a number of changes to the Supervisory Board in 2018. Following a ten-year term, Rob Routs stepped down as Chairman and member of the Board at the Annual General Meeting of Shareholders on May 18, 2018. In addition, Dirk Verbeek stepped down after 10 years’ service at the Annual General Meeting of Shareholders on May 18, 2018. The Board benefitted from Mr. Routs’ and Mr. Verbeek’s knowledge and contributions. The Supervisory Board elected William Connelly as its new Chairman following the Annual General Meeting of May 18, 2018.

On May 18, 2018, shareholders approved the reappointment of Corien Wortmann-Kool and Robert Dineen for an additional four-year term. The Supervisory Board is in the process of selecting new candidates for appointment, and will propose any such candidate(s) in due course for approval to the Company’s shareholders.

In compliance with the Dutch Corporate Governance Code, members of the Supervisory Board are appointed by shareholders for a term of four years. The option exists to reappoint members for one additional four-year term. A Supervisory Board member can then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. For a reappointment after an eight-year period, reasons will be provided in the report of the Supervisory Board. The retirement schedule and other information about members of the Supervisory Board are available on aegon.com.

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

Board meetings

Attendance

In 2018, the Supervisory Board had seven regular (face-to-face) meetings: four related to the quarterly results; one to the annual report; and two to strategy (including the budget and Medium Term Plan). Supervisory Board Committee meetings were usually held the day before the meetings of the full Supervisory Board. All regular board meetings were attended by all Board

Annual Report on Form 20F 2018

52	How we safeguard long-term value creation Report of the Supervisory Board members. All committee meetings were attended by all committee members. An overview of Supervisory Board members’ attendance by meeting is provided in the table below.

Name	Regular SB meeting	Audit Committee	Risk Committee	Remuneration Committee	Nomination & Governance Committee	Combined Audit & Risk Committee
Rob Routs [1]	3/3	-	-	3/3	3/3	-
Bill Connelly [1]	7/7	4/4	-	6/6	5/5	-
Bob Dineen [1]	7/7	4/4	4/4	3/3	-	1/1
Mark Ellman	7/7	6/6	4/4	-	-	1/1
Ben Noteboom	7/7	-	4/4	6/6	-	1/1
Ben van der Veer	7/7	6/6	-	-	8/8	1/1
Dirk Verbeek [1]	3/3	-	2/2	-	3/3	-
Corien Wortmann	7/7	6/6	-	-	8/8	1/1
Dona Young [1]	7/7	6/6	4/4	-	5/5	1/1

[1]	Where a Supervisory Board member retired from the SB, stepped down from a Committee or was appointed throughout the year, only meetings during his/her tenure are taken into account.

Members of the Executive Board and Management Board attended the Supervisory Board meetings held in 2018 when relevant with regard to the meeting agenda. At the request of the Supervisory Board, other Company executives also attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2018 Supervisory Board meeting on Aegon’s 2017 Annual Report. PwC also attended all 2018 Audit Committee meetings except for the October deep dive meeting in Edinburgh, the UK, focused on Aegon UK and the combined Supervisory Board Audit and Risk Committee in December. Regular Board meetings were preceded or followed by meetings attended only by the members of the Supervisory Board and the CEO. Furthermore, the Supervisory Board held meetings without the presence of Executive Board or Management Board members.

Highlights and activities

Key topics discussed during the 2018 Supervisory Board meetings were Aegon’s quarterly results and semi-annual and annual reporting, Aegon’s strategy, the main business risks, IT, regulatory developments, acquisitions and divestments and human resources items.

Quarterly results were discussed on the basis of feedback from the Audit Committee. The full-year results reported in this Annual Report were discussed in the March 2019 meeting in the presence of the external auditor PwC. At the Supervisory Board meeting in December 2018, the budget for 2019 was approved and the Medium Term Plan was discussed.

The Supervisory Board regularly discussed the long-term value creation strategy with the Executive Board and the Management

Board, and closely monitored its execution, the risks involved in its execution, and any opportunities to further enhance the strategy where necessary. Every year during the Supervisory Board strategy meeting, the strategy is discussed as part of the annual strategy process. Plans and projects were discussed during executive sessions and in regular meetings, together with the strategic focus for all operating segments. Furthermore, digitization and the cultural transformation of the business were additional important strategic priorities that were discussed during the Supervisory Board meetings.

Acquisitions and divestments were regularly discussed in the context of the execution of the strategy. The Supervisory Board supports the active management of the business portfolio with add-on acquisitions, the sale of underperforming businesses and the disposals of entities no longer consistent with Aegon’s strategy. During the year, the Board discussed various M&A transactions, including but not limited to the acquisition of Robidus in the Netherlands, the divestment of the businesses in Czech Republic, Slovakia and Ireland and the divestment of the last block of US life reinsurance business to SCOR

Global Life.

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

Annual Report on Form 20F 2018

53	How we safeguard long-term value creation Report of the Supervisory Board

In 2018, Supervisory Board discussions included the following topics:

◆	Strategy, including Aegon’s long-term value creation, its responsible business strategy and business reviews;
◆	Acquisitions, divestments and the strategic direction of Aegon’s businesses, including the organizational transformation throughout the business, such as the strategic partnership to outsource administration of the majority of Transamerica’s insurance and annuity business, and the decision made by Aegon UK to extend the partnership with Atos for administration services.
◆	Executive Board and senior management succession planning;
◆	Executive remuneration, including the risks of the remuneration framework;
◆	Corporate Governance;
◆	Composition of the Supervisory Board, including the Board’s effectiveness;
◆	Human resources, including talent development, results of the global employee survey, cultural change and the risks of cultural behavior within the Company;
◆	Annual and quarterly results, dividends and the Company’s Medium Term Plan, including the 2019 budget, capital and funding plan;
◆	Capital generation and Solvency II capital position, including regulatory capital reports and actions following the changes in the US Capital Framework for Variable Annuities resulting in the merger of two US legal entities;
◆	Enterprise risk management, cybersecurity and information security risks, and the risks related to the execution of the strategy within the Company;
◆	Investor relations, including shareholder listing, market analysis and roadshow feedback;
◆	Legal, regulatory and compliance issues, including Aegon’s engagement with regulators, and the settlement with the SEC and the settlement in relation to the universal life litigation in the US;
◆	Highlighted topics by Supervisory Board Committees;
◆	Regulatory changes at both a regional and global level;
◆	Tax policy and tax developments; and
◆	Technology, including the technology strategy, technological developments and innovations, and how they can be used to enhance customer centricity.

Results and budget

In February 2018, the Supervisory Board convened to discuss the fourth quarter 2017 results. In March 2018, the Supervisory Board reviewed and adopted Aegon’s 2017 Annual Report, the Consolidated Financial Statements of Aegon N.V., the Financial Statements of Aegon N.V., and the Annual Review of 2017. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2018 results respectively.

In December 2018, the Supervisory Board and Management Board reviewed the Company’s Medium Term Plan, including the budget and capital plan for 2019. The Boards took note of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: increased regulatory requirements, low interest rates, market volatility, digital developments, and the changing distribution landscape. The Board discussed Aegon’s free cash flow and capital projections, together with the continued focus on cost efficiency. The Plan provides for a continuation of investments in digital capabilities to increase customer connectivity. The Supervisory Board supported the Plan and approved the budget for 2019. The Board also approved the 2019 funding plan and authorized the Executive Board to execute on the funding plan in 2019.

Legal, compliance and regulatory affairs

In 2018, the Supervisory Board and the Audit Committee discussed a number of compliance, regulatory and legal topics relating to the Americas, Europe, Asia, and Asset Management with management, the Global Head of Group Legal & Regulatory Compliance and the Global Head of Operational and Conduct Risk Management. In particular, the Board discussed the consequences and actions resulting from being designated as a Global Systematically Important Insurer (G-SII) and the settlement with the US Securities and Exchange Commission (SEC) with regards to the operation and implementation of asset management quantitative models by Aegon’s US asset management operations, and related disclosures. The Board furthermore discussed the settlement that resolved litigation challenging certain monthly deduction rate adjustments on universal life insurance policies in the United States. An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below.

The Chairs of the Supervisory Board, Audit Committee and Risk Committee visited the group supervisor (Dutch Central Bank, DNB) in the first half of 2018 for their annual meeting.

Educational sessions

The Board and its Committees received updates and presentations on topics including developments in acquisitions and divestments, corporate governance and regulatory compliance, roles and responsibilities of the Board and the management and remuneration regulations for the insurance sector, responsible business and information technology. In addition to these updates and presentations from the Company, the members of the Supervisory Board gathered general information on industry developments by participating in networks, reading independent reports and sharing knowledge with other Board members within and outside Aegon. The Board visited local offices and employees in Asia, the UK and the US and was furthermore in particular informed on the strategic direction of Aegon’s activities in Europe, Asia and Asset Management and on the transformation processes within the Company. In addition, the Board was updated on the developments around the General Data Protection Regulation and on the Asset and Liability Management within the Company. The Audit Committee furthermore held a meeting dedicated to Aegon UK developments.

Annual Report on Form 20F 2018

54	How we safeguard long-term value creation Report of the Supervisory Board

Board review

The Supervisory Board undertakes a Board review on an annual basis, and an external assessment takes place at least once every three years. At the end of 2017, a self-assessment was undertaken by the Board and the results of this self-assessment were discussed at the beginning of 2018. Over 2018, an external assessment of the Supervisory Board will be conducted. The results of this assessment and the priorities and follow-up will be discussed in the beginning of 2019. In the assessment each member of the Board will be interviewed on the basis of a completed questionnaire. The Board review assesses the collective performance and effectiveness of the Board and its Committees, and the performance of the Chairman and the individual members of the Board. In doing so, it addresses the composition, competencies, expertise and profile of the Board, the meeting processes and procedures, the mutual interaction, dynamics and communication in the Board, and the Board’s key areas of supervision. The questionnaire further addresses events from which lessons can be learned, and reviews the mutual interaction between the Supervisory Board and the Executive Board and Management Board. With regard to this mutual interaction, the 2018 Supervisory Board review also includes input from the Management Board. In 2018, the Supervisory Board acted on the priorities and follow-ups that were listed following the self-assessment over 2017.

The performance of the members of the Executive and Management Board was discussed regularly during 2018. The Supervisory Board reviewed the performance of individual members of the Executive and Management Board over the preceding calendar year in February 2018. In addition, the Supervisory Board discussed the cooperation and communication between the Supervisory Board and Management Board in 2018.

Supervisory Board Committees

The Supervisory Board has four Committees that discuss specific issues in depth and prepare items about which the full Board makes decisions. The Committees report verbally about their discussions, and they are discussed in full at Supervisory Board meetings. Supervisory Board members receive all minutes of the Committee meetings. These meetings are open to all members of the Board, regardless of membership of the Committees. All Committee reports were prepared by the respective Committees and approved by the Supervisory Board. These reports provide an overview of the responsibilities and activities of the Committees.

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

The Audit Committee

Composition

On December 31, 2018, the composition of the Audit Committee was as follows:

◆	Ben van der Veer (chair);
◆	Mark A. Ellman;
◆	Corien M. Wortmann-Kool; and
◆	Dona D. Young.

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

The main role and responsibilities of the Audit Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding:

◆	The integrity of the consolidated interim and full-year financial statements and financial reporting processes;
◆	Internal control systems and the effectiveness of the internal audit process; and
◆	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of PwC.

Annual Report on Form 20F 2018

55	How we safeguard long-term value creation Report of the Supervisory Board

The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on aegon.com.

Committee meetings

In 2018, the Audit Committee held seven meetings, one of which was a combined meeting with the Risk Committee of the Supervisory Board in December 2018. As part of regular deep-dive sessions, a separate meeting took place in October in the UK dedicated to Aegon’s business in the UK. Topics for discussion included the developments within Aegon UK in general, the capital generation, operational management including outsourcing and the digital solutions and integration initiatives within Aegon UK. Audit Committee meetings were attended by the members of the Audit Committee, Aegon’s Chief Financial Officer, the Head of Corporate Financial Center, the Chief Risk Officer, the Chief Internal Auditor, and partners of PwC, Aegon’s external auditor.

Members of Aegon’s Group Risk, Group Legal & Regulatory Compliance, Investor Relations, Tax, Actuarial and Business departments regularly attended Audit Committee meetings. Aside from the Audit Committee meetings, additional sessions were held with internal and external auditors without members of the Executive Board or senior management present.

Financial Reporting

In discharging their responsibilities with regards to the 2018 interim and full year financial statements, the Audit Committee:

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

The Audit Committee was satisfied with the explanations provided by PwC, Internal Audit and Executive and Management Board, and conclusions reached. Recurring items on the Audit Committee agenda in 2018 were Solvency II developments, controls, capital and liquidity, legal and compliance updates, and preparations for IFRS 9 and IFRS 17. Other items included the capital and funding plans and the performance review of the internal audit function.

Risk management and internal controls

With respect to their oversight of internal controls (provided they did not pertain to the work and responsibilities of the Risk Committee) the Audit Committee:

◆	Reviewed and approved the internal and external audit plans for 2018 and monitored execution, including progress in respect of recommendations made;
◆	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus in 2018 included the Internal Audit strategy, audit planning process, Internal Audit charter, quality assurance reviews, issue tracking and resolution, control environment, Information Security, Solvency II, third party management and outsourcing, performance management and integrity;
◆	Contributed to the appointment process of the new Global Head of Internal Audit;
◆	Reviewed the internal control framework, among others with respect to the Sarbanes Oxley Act; and
◆	Discussed the internal control statement with the Executive Board.

In addition, the Committee reviewed quarterly legal and compliance updates.

External audit effectiveness

The Audit Committee discussed and approved the external auditor’s engagement letter for 2018 and contributed to the appointment process of the new lead partner(s). Aegon has well-established policies on audit effectiveness and independence of auditors that set out, among other things:

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

The Risk Committee

Composition

On December 31, 2018, the composition of the Risk Committee was as follows:

◆	Dona D. Young (chair);
◆	Robert W. Dineen;
◆	Mark A. Ellman; and
◆	Ben J. Noteboom.

Annual Report on Form 20F 2018

56	How we safeguard long-term value creation Report of the Supervisory Board

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

Committee meetings

The Risk Committee works closely together with the Audit Committee and has an annual combined meeting, which in 2018 was held in December. This combined meeting focused on the Group integrated risk reporting, the preparations for IFRS 9 and IFRS 17, the evaluation of internal controls, cyber security and information security.

The Risk Committee convened five times in 2018, including the combined meeting with the Audit Committee. The Company’s Chief Executive Officer and Chief Risk Officer attend all the Committee meetings. The Chief Financial Officer had a standing invitation to attend the Committee meetings, and also attended one of the meetings in 2018. Other Management Board members and senior managers attended the meetings when relevant for the discussion.

Risk management and Internal controls

Recurring items on the Risk Committee agenda in 2018 were risk exposure information, risk policy compliance monitoring, and risks associated with large modernization and change programs in the company. The Risk Committee assessed the effectiveness of the design and operation of the ERM framework and internal control systems in 2018 by:

◆	Discussing the quarterly risk dashboard, including all material group level risks, with the Executive Board members and relevant senior managers. The material group level risks consisted of financial, actuarial and operational risks, including cybersecurity and information security risks and controls;
◆	Assessing a quarterly modernization dashboard that outlined risks with regards to the execution of the strategic change programs in each region, and how those risks were monitored and mitigated;
◆	Discussing in-depth regional programs, referred to as ‘Control Excellence’, focused on internal controls and operational risk management with the relevant CROs;
◆	Reviewing the Group Risk appetite, which consists of the risk strategy and risk limits and tolerances; and
◆	Reviewing the risk governance structure and risk competencies, including the skills necessary for the risk function.

The Risk Committee also discussed several regulatory topics on a regular basis, including the DNB Focus report and the consequences and actions following the designation of Aegon as a G-SII in November 2015. The Risk Committee furthermore spent time on the Group ORSA report, the strategic human resources program Future Fit and on risks and approaches in dealing with third party relations of the Company. In addition, the Risk Committee dedicated time to wider developments in the geopolitical environment, including risks associated with Brexit and financial markets in 2018, and to an educational session on Asset and Liability Management within the Company.

The Nomination and Governance Committee

Composition

On December 31, 2018, the composition of the Nomination and Governance Committee was as follows:

◆	William L. Connelly (chair);
◆	Ben van der Veer;
◆	Corien M. Wortmann-Kool; and
◆	Dona D. Young.

Role and responsibilities

The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:

◆	Board member and senior management succession planning;
◆	Drawing up selection criteria and procedures for Board members, together with supervising the selection criteria and procedures for senior management;
◆	Advising on and proposing nominations, appointments and reappointments;
◆	Reviewing and updating the Supervisory Board profile and charters for the Supervisory Board and its committees;
◆	Periodically assessing the functioning of individual members of the Supervisory Board and the Executive Board;
◆	Overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations; and
◆	Assessing and advising on the responsible business strategy as part of the corporate strategy, and overseeing the execution of the responsible business strategy.

Annual Report on Form 20F 2018

57	How we safeguard long-term value creation Report of the Supervisory Board

Committee meetings

Aegon’s Nomination and Governance Committee held eight meetings in 2018. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

Further to the activities mentioned below, the Nomination and Governance Committee discussed the Company’s responsible business strategy. The Nomination and Governance Committee also reviewed the important outside board positions of the members of the Management and Supervisory Board, and discussed specific appointments to important outside board positions where applicable.

Supervisory Board related activities

The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees and governance topics. The profile of Supervisory Board members, as well as their capabilities in terms of working collectively with other members of the Supervisory Board, were debated by the Committee. Furthermore, the existing and impending vacancies in the Supervisory Board were discussed and a search process for fulfilling those vacancies was ongoing. A Supervisory Board competency overview is published on aegon.com.

Executive Board related activities

During 2018, the Nomination and Governance Committee reviewed the composition of the Executive Board. Considering the appointment schedule of the Executive Board, the Nomination and Governance Committee evaluated Mr. Wynaendts’ career at Aegon and his functioning as CEO of the Company, and advised the Supervisory Board to nominate Mr. Wynaendts for reappointment to the shareholder. The Nomination and Governance Committee furthermore reviewed the composition of the Management Board, together with the functioning and effectiveness of the Board members, both individually and as a team. Acknowledging the importance of good succession planning, the Committee discussed with the CEO and Aegon’s Global Head Human Resources the extent to which sufficient internal candidates are available to fill positions at Executive Board, Management Board and senior management level both in the event of emergency and when positions open up in the future. The CEO also discussed changes in the global senior management team with the Nomination and Governance Committee during the year. The Committee was kept appraised of developments in employee engagement, talent management and international mobility. As in previous years, the Supervisory Board noted that Aegon continued to make progress in order to ensure proper succession planning is in place. The Supervisory Board was also informed about the annual Global Employee Survey, which was conducted at the end of 2018. The Supervisory Board discussed the outcome of this survey in detail in the first quarter of 2019.

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

The Remuneration Committee

Composition

On December 31, 2018, the composition of the Remuneration Committee was as follows:

◆	Ben J. Noteboom (chair);
◆	William L. Connelly; and
◆	Robert W. Dineen.

Role and responsibilities

The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Board. The Committee is designated to safeguard sound remuneration policies and practices within the Company by overseeing the development and execution of these policies and practices. In order to ensure that the remuneration policies and practices take all types of risks properly into account, in addition to liquidity and capital levels, the Remuneration Committee assesses in particular the remuneration governance processes, procedures and methodologies adopted. Furthermore, the Committee ensures that the overall remuneration policy is consistent with the longer-term strategy of the Company and the longer-term interest of its shareholders, investors and other stakeholders. This includes:

◆	Reviewing the Aegon Group Global Remuneration Framework and making recommendations on the remuneration policies;
◆	Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year;

Annual Report on Form 20F 2018

58	How we safeguard long-term value creation Report of the Supervisory Board

◆	Overseeing the remuneration of the Executive Board and Heads of Group Control functions; and
◆	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.

Committee meetings

The Remuneration Committee had six meetings in 2018. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

In 2018, the Remuneration Committee oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Identified Staff. This included:

◆	Setting the 2018 performance indicators and targets for remuneration purposes;
◆	Preparing the 2019 performance indicators for remuneration purposes;
◆	Allocating variable compensation related to 2017;
◆	Overseeing the scenario analysis of payout levels under the Executive Board Remuneration Policy; and
◆	Reviewing and/or approving the ex-ante assessments and ex-post assessments, any exemption requests under the remuneration policies, and changes to the list of Identified Staff.

In addition, the Remuneration Committee discussed possible developments with regards to regulations pertaining to remuneration.

Annual Accounts

This Annual Report includes the Annual Accounts for 2018, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board, and will be placed on the agenda of the 2019 Annual General Meeting of Shareholders for adoption. The Supervisory Board recommends that shareholders adopt the annual accounts.

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

The Hague, the Netherlands, March 21, 2019.

William L. Connelly

Chairman of the Supervisory Board of Aegon N.V.

Annual Report on Form 20F 2018

59	How we safeguard long-term value creation Remuneration report

Remuneration report

The Aegon Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout Aegon. They are applied regionally and/or locally.

Global Remuneration Principles

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

These key pillars are set out in the Aegon Group Global Remuneration Framework (GRF). The GRF applies to all Aegon employees. It contains the guiding principles for remuneration and therefore supports the consistent setting of sound and effective remuneration policies throughout the Company. The GRF has been designed in accordance with relevant rules, guidelines and interpretations, for instance the Decree on Sound Remuneration Policy (Regeling beheerst beloningsbeleid (Rbb) Wft 2014) from the DNB, and the 2015 Act on the Remuneration

Policy of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo 2015 stb 2015, 45).

Aegon’s remuneration policies are derived from the GRF, among which is the Executive Board Remuneration Policy. These policies define specific terms and conditions for the employment of various employee groups. All steps in the remuneration process are governed by the GRF and its underlying policies. Staff from Human Resources, Risk Management, Compliance and Audit are involved in all steps of the process.

In 2018, there was one remuneration regulation change that affected Aegon. As per December 8, 2017, the Rbb has been withdrawn for insurers. However, as this announcement was made shortly before the start of the performance year, Aegon decided not change any of its remuneration policies or processes related to this performance year and continued to apply Rbb on a voluntary basis in 2018. For this reason, Aegon’s 2018 remuneration practices and processes did not change materially compared to 2017.

The Wbfo 2015 has a provision that makes it possible to offer employees up to a maximum variable compensation opportunity that is equal to the European CRD IV compensation ratio (i.e. 100% of fixed compensation). This provision was specifically created for corporate office employees of companies based in the Netherlands, which employed at least 75% of their employees abroad. In 2018, Aegon met this criterion and offered selected senior corporate office employees a variable compensation opportunity up to this maximum.

In line with another Wbfo 2015 provision, Aegon has obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016 to offer a maximum variable compensation opportunity up to 200% of fixed compensation to selected senior employees outside Europe in positions that, based on local market practice, could receive variable compensation that exceeds 100% of fixed compensation. Within this mandate, Aegon offered selected senior employees outside Europe such an opportunity in 2018. The Company’s capital was not adversely impacted by the maximum variable compensation that could be paid out.

In 2018 Aegon paid out EUR 207 million in variable compensation and 21 employees received EUR 1 million or more in total annual compensation (i.e. the sum of fixed and variable compensation paid/vested in 2018). These employees worked for

Annual Report on Form 20F 2018

60	How we safeguard long-term value creation Remuneration report

Aegon’s Corporate Center, Aegon Americas, Aegon UK and Aegon Asset Management.

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

In addition, the Risk Management and Compliance functions, together with the Human Resources and Finance functions, are responsible for the execution of the various measures that ensure the GRF and associated practices are aligned with the defined risk tolerances and behaviors. The risk mitigating measures are aimed at various moments in the variable compensation process: when the targets are set, before a variable compensation award is allocated, before deferred parts of the award are paid and after pay-out of the award (when relevant).

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post assessments to ensure effectiveness in both the short- and long-term risk taking behavior of employees.

General compensation practices

Aegon has a pay philosophy based on total compensation. This means that the aim is for total remuneration for experienced and competent employees to be consistent with those in the markets in which Aegon operates and competes for employees. Total compensation typically consists of fixed compensation and – where in line with local market practices – variable compensation. Market survey information from reputable sources is used to provide information on competitive compensation levels and practices.

Variable compensation, if any, is capped at an appropriate level as a percentage of fixed compensation. Variable compensation for senior management is usually paid out in cash and shares over multiple years, and is subject to further conditions being fulfilled. Additional holding periods may apply to shares after they have vested, restricting their sale for a further one to three years. Variable compensation already paid out may also be retrieved under certain circumstances (‘Claw-back’).

In the following sections more detailed information is provided on the compensation practice for the Supervisory Board and the Executive Board.

Supervisory Board Remuneration Policy 2018

Aegon’s Supervisory Board Remuneration Policy is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of Aegon’s broader Remuneration Policy, and are the responsibility of the Supervisory Board.

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

Under the current policy, as approved by shareholders at the Annual General Meeting on May 15, 2013, members of the Supervisory Board are entitled to the following payments:

Annual Report on Form 20F 2018

61	How we safeguard long-term value creation Remuneration report

Base fee for membership of the Supervisory Board	EUR/year
Chairman	80,000
Vice-Chairman	50,000
Member	40,000

Fee for membership of a Supervisory Board committee	EUR/year
Chairman of the Audit Committee	13,000
Member of the Audit Committee	8,000
Chairman of other committees	10,000
Member of other committees	5,000

Attendance fees	EUR
Extra Supervisory Board meeting	3,000
Audit Committee	3,000
Other committees	2,000

Information on members of the Supervisory Board and the composition of Aegon’s four committees – Audit, Nomination and Governance, Remuneration and Risk – can be found on pages 54-58.

Details on the remuneration of the Supervisory Board over the course of 2018 can be found in the Supervisory Board Remuneration Report 2018 on page 306.

Future changes

Absent unforeseen circumstances, the General Meeting will be asked to approve an amendment to Remuneration Policy for members of Supervisory Board in May 2019. This amendment contains a proposal to change some of the fees to which the members can be entitled.

Executive Board Remuneration Policy 2018

The following section describes how the Company applies the principles of good governance relating to the remuneration of its Directors. It was prepared by the Remuneration Committee of Aegon N.V. in accordance with the Dutch Corporate Governance Code, and was approved by Aegon N.V.‘s Supervisory Board.

The Executive Board Remuneration Policy that has been applied in 2018 was adopted at the General Meeting of Shareholders on May 12, 2011. This policy has been subject to annual reviews by the Supervisory Board.

Annual Remuneration Policy review

The Supervisory Board has the overall responsibility for the company’s Remuneration Policies, including the Executive Board Remuneration Policy. The Supervisory Board established the Remuneration Committee from among its members. This committee has to ensure that the remuneration policies are consistent with the longer-term strategy of the company and the longer-term interest of its shareholders, investors and other stakeholders, as well as the public at large. For this purpose, the Remuneration Committee reviews the Executive Board Remuneration Policy each year and may recommend policy changes to the Supervisory Board. When these recommendations are supported by the Supervisory Board, the policy changes are proposed to the General Meeting of Shareholders for adoption.

Future changes

Compensation for individuals in the financial sector, in particular for those who could materially influence the risk profile of the organization such as the Executive Board members, continue to be a focus of political and regulatory attention. Aegon will ensure compliance if and when new remuneration regulations come into force.

Aegon took note of the implementation of the Shareholder Rights Directive in the Netherlands per 2019. This will likely require Aegon to amend the current Executive Board Remuneration Policy in the near future.

Total compensation

Total compensation for Executive Board members is defined in the Executive Board Remuneration Policy as a combination of fixed compensation, variable compensation, pension and other benefits.

In line with this policy, the Supervisory Board has determined a maximum total compensation level for each Executive Board member, reflecting the specific roles, responsibilities, qualifications, experience and expertise of the individual. In addition to that, the Remuneration Committee conducts regular scenario analyses to determine the long-term effect of the level and structure of compensation granted to each Executive Board member and reports their findings to the Supervisory Board.

Each year, the Remuneration Committee reviews these total compensation levels of the Executive Board members

Annual Report on Form 20F 2018

62	How we safeguard long-term value creation Remuneration report to ensure they remain competitive and provide proper and risk-based incentives.

In order for the Remuneration Committee to assess the competitiveness, they gather benchmark data on compensation levels at comparable companies, in accordance with the applicable rules and regulations. These comparable companies form a peer group and have been selected by the following criteria:

◆	Industry (preferably life insurance);
◆	Size (companies with similar number of employees, assets, revenue and market capitalization);
◆	Geographic scope (preferably the majority of revenues generated outside of the country of origin); and
◆	Location (companies based in Europe).

Based on these criteria the current peer group consists of the following 14 companies: Allianz, Aviva, Axa, CNP Assurances, Generali, Legal & General, Mapfre, Münchener Rückversicherung, NN Group, Old Mutual, Prudential plc., Standard Life, Swiss Re and Zurich Financial Services.

In addition, a reference group is used in order to monitor alignment with the general industry in the Netherlands. This is comprised of the 12 leading companies listed on Euronext Amsterdam, excluding financial services providers.

The Remuneration Committee and the Supervisory Board regularly review the composition of the two groups in order to ensure that they continue to provide a reliable and suitable basis for comparison. The last change to these two groups as a result of this review was in 2015.

Based on the results of the annual competitiveness review and discussions with the Executive Board members regarding their remuneration level and structure, the Remuneration Committee may recommend changes to the compensation levels of the Executive Board members. These recommendations are subsequently discussed by the Supervisory Board, which can approve, revise or reject them.

The Supervisory Board, based on the Remuneration Committee review, discussed and approved the 2018 total compensation for the Executive Board.

Fixed compensation

The fixed compensation for the Executive Board members is paid in monthly installments.

Variable compensation

Aegon believes that variable compensation strengthens the commitment of Executive Board members to the Company’s objectives, business strategy, risk tolerance and long-term performance. The variable compensation award is based on annual performance against a number of individual and Group performance indicators

◆	These performance indicators are a mix of financial and non-financial indicators with a one-year performance horizon.
◆	The result of an individual performance indicator must exceed a predefined threshold level, before this indicator contributes to the overall performance result. When an indicator result is below this threshold, the contribution of this indicator to the overall performance result is zero (i.e. a circuit breaker).
◆	In case the performance of an indicator exceeds the target, the contribution of this indicators is capped once it reaches a predefined maximum level. This means that strongly exceeding performance on one specific indicator can only contribute up to a certain level to the overall performance result (i.e. a contribution cap).
◆	These indicators are regularly evaluated by experts in the company’s Finance, Risk Management, Business Control, Audit, Human Resources and Compliance departments to ensure alignment with the company’s objectives, business strategy, risk tolerance and long-term performance remains strong.

At the start of the performance year, the Remuneration Committee drafts a recommendation on which performance indicators apply to each Executive Board member, as well as what the threshold, target and maximum levels are per indicator. This recommendation is subsequently reviewed by the Company’s Risk Management team (i.e. the ex-ante risk assessment) before it is send to the Supervisory Board. The Supervisory Board can approve, revise or reject the recommendation, taking the results of the risk assessment into account.

Once the Supervisory Board has approved the performance indicators for each Executive Board member, the Executive Board members are granted their conditional variable compensation award for that performance year. This conditional award is equal to their at target variable compensation level, which consists of 50% cash and 50% Aegon shares.

After the completion of the performance year, the Remuneration Committee prepares a recommendation for the allocation of a variable compensation award to each Executive Board member. This recommendation is based on the results on each of the applicable performance indicators, related threshold, target and maximum levels and another ex-ante risk assessment by the Company’s Risk Management team. This risk assessment looks into whether there are reasons for a downward adjustment of the intended variable compensation award. For this purpose, quantitative and qualitative measures at group, regional unit and individual level are taken into account, such as:

◆	Breaches of laws and regulations;
◆	Breaches of internal risk policies (including compliance);
◆	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
◆	Reputation damage due to risk events.

Annual Report on Form 20F 2018

63	How we safeguard long-term value creation Remuneration report

Based on this risk-assessment, the Remuneration Committee can include a proposal to adjust an intended variable compensation in their recommendation. This adjustment can only be downwards. The Remuneration Committee sends its recommendation and the ex-ante risk assessment to the Supervisory Board, which – based on its informed judgement – can approve, revise or reject the recommendation. This Supervisory Board decision includes validating that, when taken together, the results of the performance indicators represent a fair reflection of the overall performance of the Executive Board member over the performance year.

In line with the applicable rules and regulations, the allocated variable compensation award is split into equal parts of cash and Aegon shares, of which 40% is paid out (or vests) in the year following the performance year, and 60% is deferred to later years. This deferred portion remains conditional until it vests.

The deferred parts vest in equal tranches over a three-year period. After an ex-post risk assessment, which may lower the vesting parts, these individual parts are paid 50% in cash and 50% in shares. The shares are restricted for a further period of three years (with the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares).

The variable compensation payout can be illustrated by the following example and the table below. For every 1,000 in variable compensation that is allocated following the performance year, 400 is paid out/vested in the year following that performance year (N in the following table). This part will be paid 50% in cash (=200) and 50% in shares vesting immediately (=200/Aegon share price at grant = number of allocated shares). The remaining 600 is deferred and vests according to a pre-defined schedule.

For the calculation of the conditionally granted and allocated shares, the company applies the share price at grant. This grant price is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15.

Information on the expenses recognized for variable compensation and the status of awards are provided in note 53 of this report.

Ex-post risk assessment

After the completion of the performance year, the Remuneration Committee also prepares a recommendation on whether there are reasons for a downward adjustment of deferred variable compensation, before it is paid or vests. This recommendation is based on the ex-post risk assessment by the Company’s Risk Management team, which takes into account significant and exceptional circumstances which were not (sufficiently) reflected in the initial performance assessment and/or the ex-ante risk assessment related the deferred variable compensation award in scope.

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

The Remuneration Committee sends its recommendation and the ex-post risk assessment to the Supervisory Board. The Supervisory Board can approve, revise or reject the recommendation. When this recommendation includes

Annual Report on Form 20F 2018

64	How we safeguard long-term value creation Remuneration report a proposal to adjust unvested deferred variable compensation, this adjustment can only be downwards.

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

Pension arrangements

The Executive Board members are offered pension arrangements and retirement benefits. These benefits are in line with the Executive Board Remuneration Policy. Details on the pension contributions to the Executive Board over the course of 2018 can be found in note 53 on page 305.

The arrangements with Mr. Wynaendts include retirement provisions that allow benefits to be taken at the end of the term. These retirement arrangements stem from pre Executive Board membership. The arrangement with Mr. Rider is similar to the arrangements for other staff in the Netherlands and consists of a so-called career average defined benefits plan up to EUR 105,075 (2018 threshold) base salary and a defined contribution plan for the amount above EUR 105,075. Details are not disclosed due to the individual nature of such arrangement.

Other benefits

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

Both Executive Board members have an Engagement Agreement with Aegon N.V., rather than an employment contract.

Members of the Executive Board may terminate their engagement agreement with a notice period of three months. The Company may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement of Mr. Wynaendts, and by giving three months’ notice if it wishes to terminate the agreement of Mr. Rider.

The arrangements with the current Executive Board members contain provisions for severance payments in the event that their agreement is terminated as a result of a merger or takeover. These arrangements do not exceed one year’s fixed remuneration. The Supervisory Board has taken appropriate steps to ensure the arrangements of Executive Board members are in line with the Executive Board Remuneration Policy.

Executive Board Remuneration Report 2018

At the end of December 2018, Aegon’s Executive Board had two members:

◆	Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed as a member of the Executive Board in 2003 for four years. He was re-appointed in 2007, 2011 and most recently in 2015. In 2019 the General Meeting of Shareholders will be asked to re-appoint Mr. Wynaendts for four years.
◆	Matthew J. Rider, Chief Financial Officer and member of the Executive Board, was appointed as a member of the Executive Board for four years at the Annual General Meeting of Shareholders on May 19, 2017. Mr. Rider’s current term ends at the General Meeting of Shareholders 2021.

Fixed compensation

Mr. Wynaendts’ fixed compensation increased with 2% in 2018 to EUR 1,294,867. The annual fixed compensation of Mr. Rider increased with 2% to EUR 918,000.

Conditional variable compensation 2018

In 2018, Mr. Wynaendts and Mr. Rider both had an (at target) conditional variable compensation level of 80% of their annual fixed compensation, which was split into equal parts of cash and shares. However, their actual variable compensation award depended on their results on the performance indicators and related target levels, which had been approved by the Supervisory Board at the start of 2018. As a result they would receive:

◆	50% of their annual fixed compensation if the results of the performance indicators reached the threshold level. This would result in the allocation of EUR 323,717 and 59,892 shares for Mr. Wynaendts and EUR 229,500 and 42,460 shares for Mr. Rider;
◆	80% of their annual fixed compensation if the results of the performance indicator met their target levels. This would result in the allocation of EUR 517,947 and 95,827 shares for Mr. Wynaendts and EUR 367,200 and 67,937 shares for Mr. Rider;
◆	Up to 100% of their annual fixed compensation if the results of the performance indicators exceeded their target levels. This would result in an allocation up to EUR 647,434 and 119,784 shares for Mr. Wynaendts and up to EUR 459,000 and 84,921 shares for Mr. Rider;
◆	If at an aggregated level the threshold target was not reached, no variable compensation related to 2018 would be made available.

Annual Report on Form 20F 2018

65	How we safeguard long-term value creation Remuneration report

In 2018, the actual variable compensation awards of Mr. Wynaendts and Mr. Rider were based on the 2018 performance of the following individual and Group performance indicators:

Objectives	Performance indicator	Maximum % of variable compensation
		Mr. Wynaendts	Mr. Rider
Group financial IFRS based	Group underlying earnings after tax and return on equity	15.0%	15.0%

Group financial risk adjusted based	Group market consistent value of new business, normalized capital generation and pre-tax return on economic required capital	17.5%	17.5%

Group non financial business indicators	Group new business strain, customer engagement, employee engagement, control environment and digitally connected customers	32.5%	32.5%

Personal objectives	Individual basket of strategic and personal objectives related to Aegon’s strategy	35.0%	35.0%

Provisional allocation variable compensation 2018

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 17, 2019, the variable compensation award for Executive Board members will be allocated in cash and shares, based on results of the performance indicators listed above.

The results of the financial and non-financial Group performance indicators led to a performance score of 54.8% (out of a maximum of 65%) for Mr. Wynaendts and 54.8% (out of 65%) for Mr. Rider. The results of their individual (strategic) performance indicators was 27.3% (out of 35%) and 28.0% (out of 35%) for Mr. Wynaendts and Mr. Rider respectively.

As a result, Mr. Wynaendts has been awarded EUR 1,062,438 in conditional variable compensation for the 2018 performance year and Mr. Rider EUR 759,645.

Of this award 20% will be paid in upfront cash and 20% in upfront shares. For Mr. Wynaendts this will be EUR 212,490 in cash and 39,314 shares, where for Mr. Rider this will be EUR 151,931 in cash and 28,110 shares.

The remaining 60% of the 2018 variable compensation will be deferred, vesting in equal tranches over a three-year period. Each of these tranches will be split equally in cash and shares (for Mr. Wynaendts EUR 318,729 and 58,968 shares in total, and for Mr. Rider EUR 227,892 and 42,162 shares in total).

Once the upfront and deferred shares have vested, they will remain subject to a three-year retention period.

Impact of ex-ante and ex-post assessment on attribution of variable compensation

In line with the Aegon Group Global Remuneration Framework, it was agreed to adjust Mr Wynaendts’ 2014 variable compensation award downwards by 3,388 shares and EUR 22,832 to reflect the outcome of a regulatory matter relating to the company. No other circumstances have been identified to lower payout of the deferred payment from prior performance years that vest in 2018 (the so called ‘ex-post assessment’) or to lower the payout of the upfront payment of the 2017 performance year variable compensation that vests in 2018 (the so called ‘ex-ante assessment’).

Pay ratio

The Remuneration Committee has considered the ratio of the average employee pay expense (excluding CEO expense) versus the expense of the CEO pay elements based on costs recognized under IFRS. For 2018 this ratio was 42.2 (2017: 41.7; 2016: 41.9). The Remuneration Committee took note that certain factors may have influenced this ratio, such as the significant difference in the geographical footprint of the Company’s employee population, and the way the Company was affected by restructuring and other organizational changes in 2018 (e.g. major acquisitions or divestments).

Annual Report on Form 20F 2018

66	How we safeguard long-term value creation Non-financial policies, procedures and outcomes

Non-financial policies, procedures and outcomes

As a company, Aegon is committed to doing business responsibly. We have internal policies, procedures and frameworks setting out how decisions should be made in areas such as procurement, investment, tax, product development, remuneration and information security. We also have a Code of Conduct, which applies to all Aegon employees worldwide; this Code of Conduct contains basic principles governing our workplace, social responsibility and business conduct. The aim of these policies and procedures is to protect stakeholders by ensuring we are aware in our decision-making of all relevant financial and non-

financial factors. We monitor implementation and take remedial action where necessary to ensure full compliance. We have a dedicated Non-Financial Risk Committee, meeting monthly. The Committee’s members are drawn from Aegon’s Legal, Compliance and Risk departments, among others.

The table below shows how various ESG risks are incorporated into Aegon’s decision-making processes, as well as the measurement of outcomes, policies and metrics:

Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2018

Business conduct and ethics

Code of Conduct

•  Applies to all employees worldwide

•  Covers topics such as data protection, environmental responsibility, human rights and money laundering

•  Also contains provisions for reporting suspected illegal and unethical behavior

•  Training on the Code is obligatory for all employees

• Total number of incidents of fraud involving employees, intermediaries and third parties

•  Incidents of possible fraud involving employees, intermediaries and third parties rose sharply to 3,652 in 2018; this was due mainly to a sharp increase in attempted identity theft in the US; in response, we have organized extensive training and deployed new fraud detection software; as a result, very few attempts at fraud have been successful.

	In addition to the Code of Conduct, Aegon has separate global policies addressing prevention of financial crime (fraud, money laundering, economic sanctions, bribery and corruption). Aegon also has a Global Ethics Line, allowing employees and those outside the Company to report suspected infringements of the Code of Conduct in complete confidence.	• Significant fines[1] to address cases of mis-selling

•  Significant fines amounted to EUR 84.8 million; most of this amount was related to our settlement with the SEC over the use of investment models in the US; during the year, there were two other significant fines, both in the US – a civil penalty relating to market conduct and a fine connected with the sale of an out-of-state hospital indemnity product.

•  Percentage of employees completing training on Code of Conduct.

•  Completion of internal risk assessment (SIRA, or Systematic Integrity Risk Assessment), and action items to address any gaps in performance.

•  Policy attestation for bribery and corruption risk (Conflict of Interest and Gift & Entertainment policies).

•  97% of employees completed mandatory Code of Conduct training (down from 99% the previous year).

•  Group action items identified under SIRA in 2017 were completed in 2018.

•  88% compliance with Aegon bribery and corruption policies; this figure reflects business units’ compliance with specific requirements within our Conflict of Interest and Gift & Entertainment policies; where there is not full compliance, this does not indicate a breach of the policy, but areas where units have requested time to further strengthen internal governance.

Community investment

Policy for Charitable Donations

•  Covers Aegon’s objectives with regard to community investment, including priority areas, selection criteria, governance and approval

•  Also details Aegon’s contribution to humanitarian aid

• Total donations to charities and other good causes • Donations as % of net income • Value of employee volunteering hours granted

•  In 2018, we donated a total of EUR 10.1 million, up from EUR 8.9 million the previous year. Cash donations rose to EUR 9.3 million; value of volunteering was lower, however, at EUR 0.7 million. Community investment represented 1.4% of net income, up from 0.4% in 2017; the increase was due mainly to the substantial decline in net income in 2018.

Data protection	Global Information Security Policy • Sets out Company’s approach to cyber threats and data protection • Applies to all Aegon businesses	• Percentage compliance with terms of Aegon’s Global Information Security Policy	• 80% compliance with Company’s Global Information Security Policy (up from 73% the previous year); most examples of non-compliance were not significant and took place in smaller operating units.

	• Supported by mandatory training in data and cyber security	• Total customer complaints related to data privacy breaches

•  Customer complaints relating to data privacy totaled 636 (up from 198); this increase is the result of heightened awareness of privacy rights following the introduction of the EU’s General Data Privacy Regulation (GDPR)

CONTINUATION >

Annual Report on Form 20F 2018

67	How we safeguard long-term value creation Non-financial policies, procedures and outcomes

Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2018
Diversity and inclusion

Statement on Diversity and Non-Discrimination

•  Applies to all Aegon businesses worldwide

•  Diversity also included in the Code of Conduct

•  Diversity targets in place for Aegon’s Supervisory, Executive and Management Boards

• Total number of women in workforce • Percentage of women in senior management and at Supervisory, Executive or Management Board level

•  In 2018, women made up 49% of Aegon’s workforce; women, meanwhile, accounted for 33% of the Company’s senior management, up from 28%. For details of our Supervisory, Executive and Management Board members, see pages 47-50.

Environment

Environmental Policy

•  Emphasizes importance of minimizing damage to the environment through the Company’s use of energy and other resources[2]

•  Commits Aegon, where possible, to using renewable or sustainable sources of energy

• Total CO2 emissions from business operations

•  Gross CO2 emissions totaled 56,458 metric tons, down 5.1% compared with 2017. The decrease was due to lower energy consumption. Per employee, however, emissions were 15% higher at 3.1 metric tons because of a reduction during the year in Aegon’s workforce.

		• Business travel by air, consumption of gas and electricity	• Business travel amounted to 92 million km (up 14.1%). • Electricity consumption was 7.5% lower at 79.7 GWH; gas consumption, however, rose 16.3% to 2.1 million m3.
		• Consumption of renewable energy (as % of overall energy use)	• Use of renewable energy decreased to 24% (down from 26%).
Human rights

Human Rights Policy

•  Based on the UN Declaration of Human Rights, core standards of the International Labor Organization and the principles of the UN Global Compact

•  Commits Aegon to upholding international human rights standards at all businesses where the Company has sufficient management control and, where possible, to ensure partners live up to the same standards

•  Consideration for human rights is built into Aegon’s Sustainable Procurement and Responsible Investment policies. Other policies cover aspects of human rights; these include the Company’s Conflict of Interest, employee screening, anti-money laundering, anti-fraud and Gift & Entertainment policies. Aegon UK also issues a modern slavery statement (in line with the UK government’s 2015 Modern Slavery Act).

		Results of Aegon’s global human rights risk assessment (this assessment is conducted internally, based on external sources[3]; Aegon’s countries of operation are assessed for civil and political rights, corruption, human development, health coverage, business environment, illicit economy, gender equality, working conditions, Rule of Law and internet inclusion.	Our 2018 assessment identified four ‘Aegon’ countries where the operating environment presents a meaningful human rights risk: China, Indonesia, India and Turkey. These risks relate essentially to local political factors. In the US, the Netherlands and UK, Aegon faces little or no significant human rights risk. In Southern and Eastern Europe, the environment is potentially more difficult, particularly with regard to corruption. In the Americas, risk is concentrated in Brazil and Mexico; again, this relates mainly to corruption. For those countries with highest risk, Aegon has recommended preventative or remedial measures for local management[4]. These focus on issues where there is greatest risk and where Aegon has most influence (corruption, corporate governance, discrimination in the workplace, working conditions, freedom of association and collective bargaining). The aim, with these measures, is to ensure Aegon’s overall human rights risk remains low.
Investment	Responsible Investment Policy • Covers all major asset classes • Sets out minimum social and environmental standards for Aegon’s investments	• Total investments delivering social and environmental benefits (impact investments)	• Our impact investments totaled EUR 8.4 billion; most of this was invested in affordable housing, renewable energy, and international development banks.
	Under the policy, Aegon also excludes investment in some areas, including controversial weapons, tobacco, oil sands and certain coal mining companies. Aegon’s	• Number and type of companies excluded from investment	• Aegon excludes 136 companies from investment; these exclusions relate primarily to controversial weapons, coal, oil and tar sands and tobacco.

approach in this area is overseen by a Responsible Investment Strategy Committee, supported by a technical committee, which manages all operational aspects. Aegon also has an extensive program of shareholder engagement, focused on ESG issues.

		• Number of companies engaged as part of Aegon’s approach to responsible investment	• In 2018, we engaged with 360 companies as part of our responsible investment approach; these engagements covered a range of environmental, social and governance issues.
Occupational health and safety	Global Health & Safety Statement • Commits Aegon to upholding high health and safety standards in its offices	• Number of work-related injuries and illnesses	• Our number of work-related injuries and illnesses totaled 163, down from 167 the previous year.
	• Aim is to limit work-related injuries and illnesses (including stress) to an absolute minimum	• Absentee rate	• Our absentee rate was unchanged at 2.4%.
Procurement

Sustainable Procurement Policy

•  Sets out business conduct, social and environmental standards for suppliers of goods and other services

Aegon assesses suppliers against these standards, and requires leading suppliers to sign a Supplier Sustainability Declaration.

		• Percentage spend on goods and services covered by a Supplier Sustainability Declaration.	• In 2018, 25% of our spend on goods and services was covered by a Supplier Sustainability Declaration.
CONTINUATION >

Annual Report on Form 20F 2018

68	How we safeguard long-term value creation Non-financial policies, procedures and outcomes

Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2018
Product development

Pricing and Product Development Policy

•  Sets out market conduct principles, aimed at ensuring fair treatment of customers and reasonable distribution of returns between customers, intermediaries and shareholders

		• Percentage compliance with terms of Pricing and Product Development Policy	• 90% compliance with requirements of Pricing & Product Development Policy (down from 95% the previous year), due to increased policy granularity
Remuneration

Global Remuneration Framework

•  Details Company’s approach to pay, based on principle of ‘pay for performance’

•  Variable pay for Aegon executives and other senior management is based on both financial and non-financial performance metrics (including employee engagement and customer loyalty scores)

		• Percentage of compliance with requirements of the Global Remuneration Framework	• 92% compliance with requirements of the Global Remuneration Framework
Tax

Global Tax Policy

•  Based on principles of ‘fair taxes’ and ‘tax follows business’ (tax is paid at the right amount in the right places, and that decisions are taken for business reasons, not for potential tax advantages).

• Total taxes borne by Aegon (US, Netherlands, UK, Asia and Others) • Taxes collected on behalf of others

•  EUR 620 million paid by Aegon in tax (up from EUR 444 million in 2017); another EUR 2.16 billion in taxes collected on behalf of others, down from EUR 2.22 billion (decrease was due to lower wage and insurance premium taxes).

[1]	Includes any fines in excess of EUR 100,000.
[2]	Aegon no longer collects data on water consumption. As an office-based company, our water use is not material.
[3]

Aegon’s assessment is derived essentially from the UN Declaration of Human Rights. The assessment uses external data from (among others) Freedom House, Transparency International, UN Development Program and World Health Organization.

[4]

These measures include effective access to Aegon’s Global Ethics Line, raising employees’ awareness of human rights risk, ensuring basic healthcare and financial services for employees, suggesting alternative employee representation where there is no independent trade union, ensuring neutrality at times of regime change and enforcing a zero tolerance approach to corruption and discrimination in the workplace.

Annual Report on Form 20F 2018

69	How we safeguard long-term value creation Code of conduct

Code of Conduct

Aegon’s Code of Conduct embodies the company’s values and helps ensure that all employees act ethically and responsibly.

It prescribes a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders.

Aegon’s Code of Conduct applies to all directors, officers (regardless of the contractual basis of their employment) and employees of all Aegon companies around the world, including associate companies, joint ventures and other co-operative ventures.

Every Aegon employee has to certify that they have read and understood the Code of Conduct, and agree to abide by it. Employees are also required to follow a mandatory e-learning to help embed the principles of the Code in the way they work.

Reporting misconduct

Employees are often the first people to witness any wrongdoing within the company. It is important that such incidents are quickly identified and resolved to prevent or reduce any adverse effects, such as financial loss and reputational harm. Aegon is committed to create and maintain an open and supportive culture in which employees feel safe to raise concerns or report suspected or actual violations. Employees are encouraged to use the available reporting channels to report concerns of poor practice, inappropriate, unethical or illegal behaviour.

It is also possible for employees to report violations outside the normal reporting channels if they wish to remain anonymous, or to elevate the matter to higher levels within the organization. Aegon has contracted an independent third party to provide an anonymous and confidential method to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all of the countries in which Aegon conducts business (24 hours a day, seven days a week). All reports are investigated and results are reported to the Audit Committee of the Supervisory Board. As part of an open and supportive culture Aegon will protect employees against any form of retaliation who, in good faith and with due care, report concerns of poor practice, inappropriate, unethical or illegal behaviour. Employees who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer.

Annual Report on Form 20F 2018

70	How we safeguard long-term value creation Regulation and supervision

Regulation and supervision

Individual regulated Aegon companies are each subject to prudential supervision in their respective home countries. (Re)insurance companies and Aegon Bank, as well as a number of the investment undertakings in the Group, are required to maintain a minimum solvency margin based on local requirements. In addition, some parts of the Group are subject to prudential requirements on a (sub)-consolidated basis, including capital and reporting requirements. Such additional requirements lead, in certain circumstances, to duplicative requirements, such as the simultaneous application of consolidated banking requirements and Solvency II group solvency requirements. Eligible capital to cover solvency requirements includes shareholders’ equity, perpetual capital securities, and dated subordinated debt.

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

Annual Report on Form 20F 2018

71	How we safeguard long-term value creation Regulation and supervision

Insurance and reinsurance companies are required to hold eligible own funds against the SCR and MCR. Own funds capital is divided into three tiers in accordance with the quality of the own funds. The lower tiers of own funds (tiers 2 and 3) represent a limited part of the eligible own funds, as excess lower tier capital is disregarded for purposes of calculating SCR. Furthermore, the SCR may consist of limited amounts of off-balance sheet own funds (‘ancillary own funds’ such as letters of credits or guarantees). The MCR must be covered entirely by on-balance sheet items (‘basic own funds’).

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

The Pillar 2 requirements include specific requirements relating to the risk management system. This should cover at least the following areas: underwriting and reserving, asset-liability matching, investments (in particular derivatives and similar commitments), liquidity and concentration risk management, operational risk management, reinsurance and other risk mitigating techniques. Risk management relating to Solvency II is discussed in further detail in the section Risk management on page 90. As part of the risk management system, insurance and reinsurance undertakings are required to undertake an ORSA, which includes the overall solvency needs of the undertaking, taking into account the risk profile, risk tolerance limits and business strategy, the ongoing compliance with Solvency II capital requirements and rules regarding technical provisions, and the extent to which the risk profile of the undertaking deviates from the assumptions underlying the calculation of the SCR. Solvency II Pillar 2 requirements also include detailed requirements with respect to outsourcing, including intra group outsourcing.

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

Annual Report on Form 20F 2018

72	How we safeguard long-term value creation Regulation and supervision entities in the group calculation (as opposed to the Accounting Consolidation method, which is the default method under Solvency II).

However, subject to certain conditions, entities in other financial sectors may be included in accordance with the accounting consolidation method. In particular, this may be the case when the group supervisor is satisfied as to the level of integrated management and internal control regarding these entities. Furthermore, the DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. As required by the DNB, Aegon deducts its participation in Aegon Bank N.V. from Aegon’s group solvency. However, Aegon Bank N.V. is subject to Basel III requirements (as implemented in Europe in the EU Capital Requirements Directive (CRD IV) and EU Capital Requirements Regulation (CRR) on a solo-basis and on consolidated basis, whereby consolidation takes place at the level of Aegon Bank N.V.. The prudential requirements (including CRD IV and CRR) are described in more detail on page 73.

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

Recent developments Solvency II

On November 9, 2018, the European Commission published a proposal for public consultation for the amendment of the Solvency II Delegated Regulation. This draft proposal is the preliminary result of the 2018 review of the Solvency II Framework. The consultation period ended on December 7, 2018. On March 8, 2019, the European Commission adopted the formal text for the amendment of the Solvency II Delegated Regulation in respect of the 2018 review of the Solvency II Framework. The amendments are expected to enter into force after the scrutiny period of three months, that is available to the European Parliament and the European Council has ended, and the amendments have been approved accordingly by the European Parliament and Council. Aegon is investigating the impact, if any, of these upcoming amendments.

The proposals include amendments to the Solvency II standard formula calculations, such as in the counterparty default risk sub module, which might specifically impact the treatment of guarantees of Dutch mortgages under the standard formula. The changes included in the proposal may impact the Solvency II Standard Formula calculations. Furthermore, amongst others, the proposal contains amendments related to tiering requirements for subordinated liabilities as part of own funds and LAC DT. Currently it is not yet clear when the amendments will enter into force but Aegon is monitoring the finalization of the legislative process closely. These changes are also expected to impact the Standard Formula scope of the Partial Internal Model.

In addition to the review of the 2018 review of the Solvency II Delegated Regulation, a review of the Solvency II Directive has been foreseen, referred to as the 2020 review. This includes a review, as foreseen in the directive by the end of 2020, on the impact of the so-called “long-term guarantees” package, in particular the functioning and stability of European insurance markets, the extent to which insurance and reinsurance undertakings continue to operate as long-term investors, and the availability and pricing of long-term insurance products. In this context, the European Commission has requested EIOPA to provide by the end of 2019, the European Commission with information on insurance liabilities (including illiquid liabilities), information on asset management of insurers and information on long-term guarantee measures and information on the market valuation of insurance liabilities.

Annual Report on Form 20F 2018

73	How we safeguard long-term value creation Regulation and supervision

Furthermore, the context of the Solvency II 2020 review, EIOPA has recently launched a public call for advice on the application of disclosure and reporting requirements under Solvency II.

◆	In addition, on February 10, 2019, the European Commission has requested EIOPA to provide, in the context of the 2020 review, by June 30, 2020, technical advice in the following areas: long-term guarantees (LTG) measures and measures on equity risk;
◆	Specific methods, assumptions and standard parameters used when calculating the Solvency Capital Requirement standard formula;
◆	Rules and supervisory authorities’ practices on the calculation of the Minimum Capital Requirement;
◆	The supervision of insurance and reinsurance undertakings in a group, and
◆	Other items related to the supervision of insurance and reinsurance undertakings.

The information provided by EIOPA to the European Commission as described above, is expected to be taken into account in the Solvency II 2020 review. No EC legislative proposals have been published so far in that context.

Furthermore, EIOPA recently (end of 2018) launched consultations on the integration of sustainability risks and factors in Solvency and the Insurance Distribution Directive. At the beginning of 2019 EIOPA has launched for input for a call for evidence by the European Commission to EIOPA on integration of sustainability risks in Solvency II.

In addition, as of January 1, 2019, amendments to the Solvency II framework entered into force, relating to Solvency II standard formula treatment of standardised, transparent and simple (STS) securitisations. Aegon will take these amended provisions into account as of first quarter 2019 (confidential) supervisory reporting and future Solvency II public disclosures.

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

Globally systemically important insurer (G-SII)

On November 3, 2015, Aegon was first designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). The FSB reviews the G-SII designation annually. However, the FSB, in consultation with the IAIS and national authorities, has decided not to publish a new list of G-SIIs for 2017 and for 2018 and that the measures will continue to apply to the G-SIIs that were on the 2016 list. Consequently, Aegon continues to be designated at the time of publication of this annual report. As a result of the G-SII designation, Aegon is subject to an additional layer of direct supervision at group level. Aegon has put a specific G-SII governance structure in place to ensure the G-SII requirements are met. Within 12 months of a G-SII designation, G-SIIs were required to develop a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan. In accordance with these requirements, Aegon submitted plans to DNB, and to the G-SII crisis management group (CMG) that was established for Aegon and is updating these plans on an annual basis. The CMG is required to: enter into a cross-border cooperation agreement; develop a resolution plan based on a resolution strategy (within 18 months); and undertake a resolvability assessment (within 24 months).

International Capital Standards and G-SII

In 2013, the IAIS announced its plan to develop a risk-based global insurance capital standard (ICS). This was in response to the request by the Financial Stability Board (FSB) that the IAIS produce a work plan to create a comprehensive group wide supervisory and regulatory framework for Internationally Active Insurance Groups (including G-SIIs) and as such, if and when adopted, might shape or influence the future regulatory framework for insurance groups such as Aegon.

In 2017, for financial year 2016, G-SIIs have calculated and reported a Basic Capital Requirement (BCR) and Higher Loss Absorbing Capacity (HLAC) on a confidential basis pursuant to IAIS guidelines. On November 2, 2017, the IAIS has announced its members have reached an agreement on a unified path to convergence on the development of International Capital Standards (ICS) for Internationally Active Insurance Groups (IAIGs). Aegon will qualify as such. After an extended field testing period of ICS version 1.0, that ended in 2017, the IAIS will proceed with the development of ICS version 2.0 informed by field tests in 2018 and 2019. The implementation of ICS version 2.0 will be conducted in two phases – a five-year monitoring phase, where all IAIGs will submit mandatory reference ICS, followed by an implementation phase where the ICS is envisaged to become a required capital standard. Following the announcement by IAIS members from the United States of development of an aggregation-based group capital calculation, the IAIS has further agreed to collect data during the monitoring period to assess whether the aggregation approach can be considered as outcome-equivalent for implementation of ICS in the US.

Annual Report on Form 20F 2018

74	How we safeguard long-term value creation Regulation and supervision

IAIS holistic framework for systemic risk in the insurance sector

Recently, the International Association of Insurance Supervisors (IAIS) has held a public consultation in which it proposes a holistic framework to assess and mitigate systemic risk in the insurance sector The IAIS is of the view that the implementation of the holistic framework should remove the need for an (annual) G-SII identification by the FSB and national authorities. The global monitoring exercise, including data collection, assessment and consideration of any insurer demonstrating a significant level and/or a trend of increasing potential (global) systemic impact from its distress or failure, will continue to be overseen by the IAIS and reported to the FSB.

If and when this framework would be adopted, an enhanced set of policy measures and supervisory powers of intervention would be applied in a proportionate manner to a broader set of insurers by integrating these measures into the holistic framework. According to the IAIS, a final decision on the need for an (annual) G-SII identification should, however, depend on an assessment of the consistent application of the holistic framework by supervisors and the effectiveness of the IAIS global monitoring exercise. In November 2022, based on the initial years of implementation of the holistic framework, it is recommended that the FSB reviews the need to either discontinue or re-establish an annual identification of G-SIIs. According to the IAIS, between 2020, when the holistic framework is implemented, and 2022, when the review takes place, it is recommended to suspend the annual identification of G-SIIs.

EIOPA activities on systemic risk in the insurance sector

During the last few years, EIOPA has published a series of reports on systemic risk in the insurance sector. Thus far, these report have not led to concrete regulatory changes, but might have an impact on the further development of the regulatory framework for insurance companies in Europe, in particular the Solvency II framework and potentially the development of specific regulatory tools, aimed at systemic risk in the insurance sector, as well as EU wide regulatory initiatives respect of recovery and resolution of insurance and reinsurance companies, which is currently still developed at national level by EU member states. International Capital Standards (ICS).

US – EU Covered Agreement

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

Recovery and resolution

Dutch Act on Recovery & Resolution for Insurers

On January 1 2019, the Dutch Act on Recovery & Resolution for Insurers (R&R Act) came into force in the Netherlands, replacing the previously applicable intervention regime for insurance companies in the Netherlands faced with financial difficulties.

The R&R Act has introduced a revised regulatory framework for recovery and resolution of Dutch insurance and reinsurance companies and provides for a range of measures to be taken by these companies and the Dutch Central Bank ex ante, in order for these insurance and reinsurance companies to be prepared for recovery in circumstances where it no longer meets the required solvency requirements and for orderly resolution, in circumstances where it is failing or is likely to fail.

The R&R Act introduces a requirement for Dutch insurance companies and reinsurance companies, such as the Dutch insurance and reinsurance subsidiaries in the Aegon Group, to draw up and maintain an ex ante recovery plan, that should allow these entities, when faced with financial problems, to take measures to recover their solvency ratio and continue to operate in going concern. In addition, the Dutch Central Bank, in its capacity as national resolution authority in gone concern circumstances (as opposed to its role as supervisory authority in going concern) is required to draw up and maintain a resolution plan, which should provide for the orderly resolution of the Dutch insurance and reinsurance entities in the group, or the group, to avoid unnecessary damage to policyholders and beneficiaries and to provide an alternative to ordinary bankruptcy proceedings.

The R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group in certain circumstances, to remove, ex ante, impediments to effective resolution of a Dutch insurance or reinsurance undertaking, such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition to start certain business activities, change the legal or operational structure of the group, or securing certain critical business lines.

The R&R Act allows DNB to intervene in situations where a Dutch insurer or reinsurer, where it is failing or is likely to fail, as defined in the R&R Act. The powers under the R&R Act may also extend to the level of the Group and to entities, other than in insurance or reinsurance entities in the Netherlands, that are part of the group, such as Aegon N.V.. The powers include the transfer of the undertaking to a third party, the transfer to a bridge institution and the transfer of certain specific assets and/or liabilities. In addition, a bail-in tool

Annual Report on Form 20F 2018

75	How we safeguard long-term value creation Regulation and supervision is introduced, that allows for the write-off or conversion of rights of creditors, including policyholders and beneficiaries, while respecting the principle that they should not be worse off through resolution, including the application of the bail-in tool, than they would in ordinary insolvency proceedings.

Bank Recovery and Resolution Directive

Furthermore, to parts of the Aegon Group, in particular Aegon Bank N.V., the framework of the EU Directive on the recovery and resolution of credit institutions and investments firms (the “Bank Recovery and Resolution Directive”) is applicable. The Bank Recovery and Resolution Directive also contains provisions that, in certain specific circumstances, where both Aegon Bank N.V. and Aegon N.V. fail or are likely to fail, could be applied to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors.

Intervention by the Dutch Minister of Finance

Lastly, under Part 6 of the Dutch Financial Supervision Act, the Dutch Minister of Finance may intervene immediately, when the stability of the financial system is threatened by the situation of a financial institution, in which case legal or statutory provisions, applicable to the financial institution, might be surpassed. The intervention measures available to the Minister of Finance, include in particular the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial instruments. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.

IBOR transistion

The future of IBORs (Interbank Offered Rates) such as Euribor, Eonia and LIBOR has been a major topic on the global agenda since the G20 asked the Financial Stability Board (FSB) to undertake a fundamental review of leading interest rate benchmarks in 2013. The FSB proposed new standards to reform interest rate benchmarks and the use of transaction-based input data instead of non-transactionalvpanel input data. In the EU this is adopted in the new Benchmark Regulations (BMR) which stipulates that from January 2020 only BMR compliant benchmarks may be used within the EU.

Aegon recognizes that IBOR transitions potentially have implications for all reporting units, including our insurance, asset management and banking activities. Despite current uncertainties on how the transition from IBORs to alternative benchmarks will be managed, it is widely acknowledged that IBOR benchmarks impact financial products and contracts, including derivatives, corporate bonds, structured debt products, deposits and mortgages and other financial instruments like (re-)insurance, guarantees and funding.

Aegon is evaluating the impact of IBOR transitions on the business model and operating model of our reporting units. Furthermore, Aegon is in the process of designing an IBOR transition plan including project solutions and actions, timelines and ownership to ensure timely preparation and implementation.

Brexit

The dynamics of Brexit are complex given its multifaceted nature, and its position within the wider geopolitical context. Hence, any description of the current and forward-looking status of Brexit will to a certain extent be outdated as soon as it has been documented. To date the UK Government has not succeeded in passing the negotiated Brexit deal with the European Union through parliament and it is still not clear if a deal will be approved. Aegon is prepared for all scenarios, including a so-called ‘hard Brexit’. In this scenario the UK becomes a third country and leaves the internal market of the EU on March 30, 2019 at 00:00h (CET). The main consequences of a ‘hard Brexit’ have been identified and contingency plans are in place. These plans are updated on a continuous basis. Focus areas for Aegon have been derivatives, data transfer and cross border policies.

Annual Report on Form 20F 2018

76	How we safeguard long-term value creation Capital and liquidity management

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

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on capital generation, solvency and liquidity, risk balance and responsible business with effective controls. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

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

On November 9, 2018, the European Commission (EC) has published a proposal, for public consultation, for the amendment of the Solvency II Delegated Regulation in respect of the 2018 review of the Solvency II Framework that was carried out by the EC. The EC has published a formal proposal on March 8, 2019. Aegon is investigating the impact, if any, of these upcoming amendments.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates and are subject to supervisory review. At December 31, 2018, Aegon has applied a loss absorbing capacity of deferred taxes (LAC-DT) factor in the Netherlands of 75% unchanged from 2017, while the corporate tax rate was lowered to reflect the upcoming tax rate changes in 2020 and 2021. The LAC-DT factor will be recalibrated on a quarterly basis using the agreed methodology. In 2018 the Dynamic Volatility Adjustment (VA) model has been updated for Aegon the Netherlands, to align with the guidance from the European Insurance and Occupational Pensions Authority (EIOPA). The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

On November 9, 2018, the European Commission has published a proposal, for public consultation, for the amendment of the Solvency II Delegated Regulation. This draft proposal is the preliminary result of the 2018 review of the Solvency II framework. The consultation period ended on December 7, 2018. On March 8, 2019 the European Commission has adopted the formal text for the amendment of the Solvency II Delegated Regulation in respect of the 2018 review of the Solvency II Framework. The amendments are expected to enter into force, after the scrutiny period of three months, that is available to the European Parliament and the European Council has ended, and the amendments have been approved accordingly by the European Parliament and Council. Aegon is investigating the impact, if any, of these upcoming amendments. The proposals include amendments to the Solvency II standard formula calculations, such as in the counterparty default risk sub module, which might specifically impact the treatment of guarantees of Dutch mortgages under the standard formula. These changes also impact the Standard Formula scope of the Partial Internal Model. Furthermore, amongst others, the proposal contains amendments related to tiering requirements for subordinated liabilities, as part of Own Funds and LAC DT. Currently it is not

Annual Report on Form 20F 2018

77	How we safeguard long-term value creation Capital and liquidity management yet clear when the amendments will enter into force but is monitoring the finalization of the legislative process closely.

Furthermore, EIOPA has recently launched (end of 2018) consultations on the integration of sustainability risks and factors in the Solvency and the Insurance Distribution Directive. During 2019 more consultations on sustainability are expected.

In addition, as per January 1, 2019, amendments to the Solvency II framework entered into force, relating to Solvency II standard formula treatment of standardized, transparent and simple (STS) securitizations. Aegon will take these amended provisions into account as of first quarter 2019 (confidential) supervisory reporting and future Solvency II public disclosures.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II: the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions. Aegon Bank is excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, the DNB.

As at December 31, 2018, Aegon’s estimated capital position was:

	December 31, 2018 [1,2,3]	December 31, 2017 [2,3]

Group own funds	17,602	15,628

Group SCR	8,349	7,774

Group Solvency II ratio	211%	201%

[1]	The Solvency II ratios are estimates and subject to supervisory review.
[2]	The Solvency II ratios are based on Aegon’s partial internal model.
[3]	Aegon Bank is not included in the Group Solvency II ratio.

Aegon Group Own Funds amounted to EUR 17,602 million on December 31, 2018 (2017: EUR 15,628 million). The increase of EUR 1,974 million in Own Funds since December 31, 2017, is mostly driven by normalized capital generation by Aegon’s operating units and favorable one-time items. These one-items include the sale of Aegon Ireland, introduction of unit matching in Aegon UK, and the merger of the captive US insurance entity named Firebird into Transamerica Life Insurance Company (TLIC). The increase was partly offset by the negative impact from new business strain, the impact of the dividend paid and the impact from framework, model and assumption changes (including the decrease in Ultimate Forward Rate (UFR) (from 4.2% to 4.05%) following revision of the UFR methodology by the European Insurance and Ocupational Pension Authority (EIOPA).

Aegon Group Partial Internal Model (PIM) Solvency Capital Requirement (SCR) amounted to EUR 8,349 million on December 31, 2018 (2017: EUR 7,774 million). The SCR increase by EUR 575 million is mainly due to various large offsetting actions. The SCR increased mainly due to negative market movements, SCR for new business and one-time items (mainly US Tax Reform and the impact of tax changes in the Netherlands). These were largely offset by SCR release following the sale of Aegon Ireland and the merger of Firebird into TLIC.

As a result of the above changes in Own Funds and PIM SCR, the Group Solvency II ratio improved by 10% to 211% in 2018. The capitalization levels of the most relevant country units are as follows:

	Capitalization December 31, 2018 [1,2]	Capitalization December 31, 2017 [2]

Aegon USA (Life entities) (RBC CAL)	465%	472%

Aegon the Netherlands (Solvency II ratio)	181%	199%

Aegon United Kingdom (Solvency II ratio)	184%	176%

[1]	The Solvency II ratios are estimates, are not final until filed with the regulator and are subject to supervisory review.
[2]	Refer to section ‘Internal capital management framework’ for Aegon’s capitalization target ranges.

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

Annual Report on Form 20F 2018

78	How we safeguard long-term value creation Capital and liquidity management being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2018, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was estimated to be 465% (2017: 472%) of the CAL risk-based capital requirement. As of January 1, 2016, under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through Deduction & Aggregation using available and required capital as per the local capital regimes. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements of the top regulated entity. Aegon uses 150% of the local RBC Company Action Level as the SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation. The US conversion methodology is subject to annual review and approval by DNB. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these entities. The contribution of the Aegon Americas entities to the Group Solvency II position on December 31, 2018, is estimated to be 210% (2017: 199%). This ratio includes the US Life insurance and reinsurance entities as well as non-regulated US entities and US holding companies. The Americas ratio does not include a diversification benefit between the US life companies and there is no diversification benefit between US and other group entities.

Aegon the Netherlands

Aegon the Netherlands uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. In 2018, the Dynamic VA model has been updated for Aegon the Netherlands to align with the guidance from the European Insurance and Occupational Pensions Authority (EIOPA) and the updated Dynamic VA model uses an asset-only model approach to quantify required capital for spread risk. The initial internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor, DNB, as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon the Netherlands, including Aegon Bank, on December 31, 2018, is estimated to be 181% (2017: 199%). This decrease is mainly driven by one-time items, including the lowering of the UFR by 15 basis points to 4.05%, impact of tax changes in the Netherlands and changes to the assumptions regarding mortgages, mortality rates and lapses for individual life policies. This negative impact is partly offset by favorable market impacts mainly due to decreased interest rates combined with an increase of the EIOPA VA, and narrowed mortgage spread. The solvency position of the banking activities is calculated using the CRR/CRD IV framework. As at December 31, 2018, the factor of LAC DT is set at 75%, unchanged from 2017, while the corporate tax rate was lowered to reflect the upcoming tax rate changes in 2020 and 2021. The upcoming decrease from the corporate tax rate in The Netherlands resulted in a change in LAC DT (Loss absorbing capacity of deferred taxes) and a change in deferred tax position. The Solvency II capital ratio of the Group and Aegon the Netherlands does not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Aegon UK

Aegon UK uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of both the matching adjustment and volatility adjustment (for the with-profits fund). The initial internal model of Aegon UK was approved on December 14, 2015, by the PRA as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon in the UK on December 31, 2018, is estimated to be 184% (2017: 176%). This increase mainly reflects the positive expense assumption update due to the improved price agreement with Atos, and the positive impact of management actions, which was dominated by the replacements of gilts held in the shareholder fund with a combination of interest and inflation swaps. Other management actions include the restructure of existing BlackRock and Baillie Gifford External Fund Links (EFLs) and the impact of trades to sell excess credit. This is partly offset by new business strain and the completion of the Part VII transfer of BlackRock.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table provides an overview of the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio as at December 31, 2018.

Aegon is mainly exposed to movements in equity, interest rates, credit spreads and defaults/migrations, and longevity.

Annual Report on Form 20F 2018

79	How we safeguard long-term value creation Capital and liquidity management

	Scenario		Group				US				NL				UK
			December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017		December 31,2018		December 31, 2017
Equity markets	(20%	)	n.a.		(5%	)	n.a.		(10%	)	n.a.		(5%	)	n.a.		12%

Equity markets	20%		n.a.		10%		n.a.		17%		n.a.		5%		n.a.		(10%	)

Equity markets	(25%	)	(11%	)	n.a.		(23%	)	n.a.		(5%	)	n.a		(2%	)	n.a.

Equity markets	25%		15%		n.a.		34%		n.a.		2%		n.a		(7%	)	n.a.

Interest rates	-100bps		n.a.		(16%	)	n.a.		(21%	)	n.a.		(11%	)	n.a.		(16%	)

Interest rates	+100bps		n.a.		12%		n.a.		12%		n.a.		8%		n.a.		12%

Interest rates	-50bps		(6%	)	n.a.		(14%	)	n.a.		(1%	)	n.a		(4%	)	n.a.

Interest rates	+50bps		3%		n.a.		(0%	)	n.a.		3%		n.a		2%		n.a.

Credit spreads [1]	+100bps		n.a.		(2%	)	n.a.		-		n.a.		(2%	)	n.a.		13%

Credit spreads [1]	-50bps		(5%	)	n.a.		(4%	)	n.a.		(7%	)	n.a.		(10%	)	n.a.

Credit spreads [1]	+50bps		5%		n.a.		2%		n.a.		7%		n.a.		8%		n.a.

US credit defaults [2]	~+200bps		(19%	)	(23%	)	(35%	)	(53%	)	n.a.		n.a		n.a.		n.a.

Ultimate Forward Rate	-50bps		n.a.		(4%	)	n.a.		n.a.		n.a.		(12%	)	n.a.		n.a.

Ultimate Forward Rate	-15bps		(1%	)	n.a.		n.a.		n.a.		(3%	)	n.a.		n.a.		n.a.

Longevity shock	+5%		(6%	)	(10%	)	(4%	)	(9%	)	(9%	)	(12%	)	(3%	)	(3%	)

[1]	Non-government bonds credit spreads.
[2]	Additional defaults for 1 year including rating migration of structured products.
[3]

Note 1: Equity markets +/- 25%, Interest rate +/-50% and UFR -15bps sensitivities were introduced in 2018 and therefore they are not available (n.a.) on December 31,2017. These new sensitivities are introduced as these are more relevant than the previous sensitivities, refer to note 2.

[4]

Note 2: Equity markets +/- 20%, Interest rate +/-100% and UFR -50bps sensitivities are not available (n.a.) in 2018 as these are replaced by new more relevant sensitivities introduced in 2018, refer to note 1.

The Group is exposed to the risk of a fall in equity markets driven by adverse impacts on the solvency ratio in US, NL and UK. An increase in equity market values has a positive impact on the ratio for all CUs with the exception of UK. UK Own Funds do increase but the SCR also increases significantly resulting in a decrease in UK solvency ratio. The non-linearity in SCR is owing to the equity hedges (put options) held in the General Account which are not symmetric between an equity up and down shock. Furthermore upward equity sensitivity for US is high as reserves set up in the equity decline in the fourth quarter of 2018 would be expected to be released.

The Group is exposed to a decrease in interest rates. The sensitivity towards lower interest rates is mainly caused by higher SCRs in NL and UK and lower Own Funds in the US due to additional reserves. The asymmetry in the interest rate movements arises from the set-up of required capital on the Fixed Annuity business in the US which increases in an upward interest rate sensitivity, but which is subject to a floor and therefore insensitive to a downward interest rate sensitivity. The amount of interest rate risk capital changes under the scenarios based on the extent of asset liability mismatches under different interest rate levels. In rising interest rate scenarios bonds backing the annuity liabilities may need to be sold at their lower market values in order to fund higher anticipated annuity withdrawals. This reduces the cash flow available to fund the remaining policyholder contracts.

Credit spread sensitivities at Group level are driven by movements in Aegon NL and the EIOPA VA. NL is exposed to a reduction in spreads since this leads to an increase to the liabilities (via the lower VA) which are only partly offset by gains on the fixed income assets resulting in a net loss on Qwn Funds due to the spread duration mismatch. In the US, we have included the impact of credit spreads on the pension plan. Spread widening results in gains from the rise in the discount rate being greater than the loss on plan assets.

Lower mortality rates increase the longevity exposed liabilities. The higher liability values decrease Own Funds in US and NL, as longevity is only partially hedged, and increase the SCR.

Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V..

Annual Report on Form 20F 2018

80	How we safeguard long-term value creation Capital and liquidity management

Agency
December 31, 2018	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK

S&P Global

Financial strength	-	AA-	AA-	A+

Long-term issuer	A-	-	-	-

Senior debt	A-	-	-	-

Subordinated debt	BBB	-	-	-

Commercial paper	A-2	-	-	-

Moody’s Investors Service

Financial strength	-	A1	-	-

Long-term issuer	A3	-	-	-

Senior debt	A3	-	-	-

Subordinated debt	Baa1	-	-	-

Commercial paper	P-2	-	-	-

Fitch Ratings

Financial strength	-	A+	-	A+

Long-term issuer	A-	-	-	-

Senior debt	BBB+	-	-	-

Subordinated debt	BBB-	-	-	-

Commercial paper	F2	-	-	-

A.M. Best

Financial strength	-	A+	-	-

Internal capital management framework

In managing the capital adequacy of the Group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. Under Aegon’s capital management framework, the most relevant target capitalization zones are as follows:

Capitalization target range [1]
Aegon Group	150% – 200% Solvency II Capital Ratio

Aegon USA (Life entities)	350% – 450% RBC Company Action Level

Aegon the Netherlands	150% – 190% Solvency II Capital Ratio

Aegon United Kingdom	145% – 185% Solvency II Capital Ratio

[1]	Capitalization target ranges follow the revised capital management policy as of the second quarter of 2017

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

The capital management zones and the management interventions connected to these zones are set consistently throughout the Group, as illustrated in the following table.

Annual Report on Form 20F 2018

81	How we safeguard long-term value creation Capital and liquidity management

Aegon Group	Capitalization management zones[1]	US Life entities	The Netherlands	United Kingdom	Capitalization management actions
>200% SCR	Opportunity	>450% RBC	>190% SCR	>185% SCR	Accelerate capital redeployment and/or additional dividends.
150% – 200% SCR	Target	350% – 450% RBC	150% – 190% SCR	145% – 185% SCR	Execute capital deployment and remittances according to capital plan.
120% – 150% SCR	Retention	300% – 350% RBC	130% – 150% SCR	130% – 145% SCR	Re-assess capital plan and risk positions.
100% – 120% SCR	Recovery	100% – 300% RBC	100% – 130% SCR	100% – 130% SCR	Re-assess capital plan and risk positions. Reduce or suspend remittances.
<100% SCR	Regulatory plan	<100% RBC	<100% SCR	<100% SCR	Suspension of dividends. Regulatory plan required.

[1]	Capitalization management zones follow the revised capital management policy as of the second quarter of 2017.

Aegon the Netherlands has started a process to review its capitalization zones as a result of a change in credit sensitivities and increased 1-in-10 year combined sensitivities for the Netherlands. The higher capital sensitivities arise from the adoption of a new dynamic VA model which has been adopted to align with the guidance from the European Insurance and Occupational Pensions Authority (EIOPA).

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

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level at which regulators will formally require management to provide regulatory recovery plans. This is set at 100% CAL for US insurance entities, and 100% SCR for insurance companies in the European Union.

The minimum regulatory capital requirements, as viewed by Aegon for its main operating units and the capitalization levels as at December 31, 2018, are included in the following table:

Capital requirements	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement
Aegon USA (Life entities) [1]	100% Company Action Level (NAIC RBC CAL)	465% of combined CAL	EUR 6.9 bln

Aegon the Netherlands [1,2]	100% Solvency II SCR	181% Solvency II SCR	EUR 3.1 bln

Aegon United Kingdom [1]	100% Solvency II SCR	184% Solvency II SCR	EUR 1.2 bln

[1]	Please note, this reflects Aegon’s estimated Capitalization levels.
[2]	Including Aegon Bank.

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

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. These measures include de-emphasizing the selling of various spread based products and the strategic growth in fee-based businesses. In 2016, Aegon divested its annuity business in the UK, and reinvested part of the proceeds for the acquisition of Cofunds and BlackRock’s DC business in the UK. In 2017, Aegon continued its commitment to optimize its portfolio by divesting UMG in the Netherlands and completing the sale of the majority of its US run-off businesses. In 2018, Aegon divested its business in Ireland and the remaining US run-off business, acquired the income protection service provider Robidus in The Netherlands and expanded its business in the Netherlands and Spain.

Annual Report on Form 20F 2018

82	How we safeguard long-term value creation Capital and liquidity management

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

G-SII designation and International Capital Standards

For more information about Aegon’s G-SII designation, the impact thereof and the status of development of the International Capital Standards, please refer to section “Regulation and supervision”.

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

Available Own Funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable dividends that have been approved by the Board but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for the policyholder, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities and perpetual cumulative subordinated bonds, both of which are grandfathered. Restricted Tier 1 capital is subject to tiering restrictions.

Aegon’s Tier 2 capital consists of Solvency II compliant subordinated liabilities that were issued during 2018 and grandfathered dated subordinated notes. Tier 2 capital is subject to tiering restrictions.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as of January 1, 2016. All call dates are listed in note 33 ‘Other equity instruments’ and note 34 ‘Subordinated borrowings’ to Aegon’s consolidated financial statements.

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

When applying the eligibility restrictions, Aegon determines its tiering limits based on:

◆	EEA entities – representing the part of the Group covered by the Accounting Consolidation based method, for which tiering limits are based on the SCR of the consolidated part of the Group, i.e. the consolidated group SCR; and
◆	Non-EEA entities – representing the part of the Group covered by the Deduction & Aggregation method. If a prudential regime of an equivalent or provisionally equivalent third-country applies, such as the regulatory regimes in the United States, Aegon does not initially categorize these Own Funds into tiers or define tiers that are significantly different from those established under the Solvency II Directive. The Own Funds brought in by the Deduction & Aggregation method are then allocated to tiers according to the principles laid out in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking.

Annual Report on Form 20F 2018

83	How we safeguard long-term value creation Capital and liquidity management

The table below shows the composition of Aegon’s available and eligible Own Funds, taking into consideration tiering restrictions.

	December 31, 2018		December 31, 2017
	Available own funds	Eligible own funds	Available own funds	Eligible own funds
Unrestricted Tier 1	12,204	12,204	10,428	10,428

Restricted Tier 1	3,406	2,888	3,540	2,451

Tier 2	1,487	2,005	1,213	2,302

Tier 3	505	505	448	448
Total Tiers	17,602	17,602	15,628	15,628

As a result of applying the restrictions to the available Own Funds, there was an overflow from Restricted Tier 1 Own Funds of EUR 518 to Tier 2 in the eligible Own Funds as of December 31, 2018.

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

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

◆	Shareholders’ equity, excluding revaluation reserves, cash flow hedge reserves, based on IFRS as adopted by the EU;
◆	Non-controlling interests and share options not yet exercised; and
◆	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

For further information, please refer to note 46 ‘Capital Management and Solvency’ in the consolidated financial statements.

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

Annual Report on Form 20F 2018

84	How we safeguard long-term value creation Capital and liquidity management

Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at December 31, 2018, Aegon had EUR 82 million outstanding under these programs (2017: EUR 72 million).

To support its commercial paper programs and need for LOCs, and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and a LOC facility of USD 2.6 billion. In 2018, the company refinanced its syndicated revolving credit facility. The new facility matures in 2023. The LOC facility matures in 2021. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity facilities, and committed and uncommitted LOC facilities.

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

As at December 31, 2018, Aegon held a balance of EUR 1.3 billion in excess cash in the holding, compared with EUR 1.4 billion on December 31, 2017. The decrease of EUR 0.1 billion reflects the net impact of dividends from subsidiaries and capital injections in subsidiaries, divestments, acquisitions, the issuance and redemptions of capital instruments and senior unsecured notes, holding expenses and capital returns to shareholders. During 2018 Aegon exercised the right to redeem the USD 525 million 8% non-cumulative subordinated notes (grandfathered Tier 2) and the EUR 200 million 6% perpetual capital securities (grandfathered Restricted Tier 1), which was pre-financed by the issuance of USD 800 million Tier 2 subordinated debt securities, first callable on April 11, 2028, and maturing on April 11, 2048. Additionally, the 1-year EUR 500 million senior unsecured notes that were issued in 2017, were redeemed.

An amount of EUR 97 million was paid for the acquisition of the protection income service provider Robidus

Annual Report on Form 20F 2018

85	How we safeguard long-term value creation Capital and liquidity management in The Netherlands. The payments in 2018 were offset by proceeds from the sale of Aegon Ireland of EUR 196 million and dividends from Aegon Americas (EUR 906 million), Aegon NL (EUR 200 million), and Aegon UK (EUR 113 million). Dividends from other units were largely offset by capital injections, amounting to a net of EUR 14 million.

During 2018, payments related to the 2017 final dividend and 2018 interim dividend and the corresponding share buybacks amounted to EUR 577 million and holding and funding expenses amounted to EUR 333 million.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Annual Report on Form 20F 2018

86	How we safeguard long-term value creation Asset liability management

Asset liability management

Aegon specializes in writing long-term life insurance business with key markets in the US, Europe and Asia. Its product suite includes savings and annuity products that feature a guaranteed level of benefit. Aegon also issues mortgage loans in The Netherlands that are initiated using long-term insurance funds. Products are priced using a market-consistent framework, and comprehensive asset-liability management (ALM) programs are implemented to ensure that the assets backing policyholder benefits are invested prudently over the long term.

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

The introduction of Dodd-Frank and the European Market Infrastructure Regulation (EMIR) derivative regulations led to Aegon transitioning a significant proportion of formerly over-the-counter positions to clearing houses in recent years. Collateral and margin requirements increased, introducing the potential for liquidity strain, which has to be carefully managed. Market volatility can cause collateral requirements to increase rapidly, which means that it is important to have sufficient high quality collateral available at all times. Regular liquidity stress testing is used to monitor required liquidity and ensure that sufficient funding is available.

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

Transamerica also writes a significant volume of variable annuity business, which is managed using sophisticated dynamic hedging techniques. Clearly-defined hedge strategies cover first order ‘delta’ and ‘rho’, together with higher order programs covering ‘gamma’ and ‘vega’ sensitivities. The ‘Distributed Earning Macro Program’ is an overlay hedge that provides additional protection for distributable earnings against a sharp fall in equity markets.

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

Annual Report on Form 20F 2018

87	How we safeguard long-term value creation Asset liability management

United Kingdom

Having disposed of the majority of its annuity portfolio, the primary role of ALM at Aegon UK is to protect Solvency II own funds. This is achieved by using options and equity and interest rate swaps to guard against fluctuations in best estimate liabilities. This year a new Solvency II unit matching program was introduced to reduce residual basis risk associated with unit-linked liabilities. Programs are also in place to match assets with the liabilities of the remaining annuity book and the staff pension scheme.

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

Central & Eastern Europe and Spain & Portugal

Aegon has a range of ALM programs in place across life and non-life businesses in the Central & Eastern Europe region and in Spain and Portugal. Across the CEE units, ALM focuses on asset-liability matching in terms of duration and liquidity. In Spain & Portugal, insurance liabilities are predominately long-term life benefits, and the focus of ALM is to minimize interest rate risk by duration matching.

Asia

Aegon and Sony Life jointly established a reinsurance company, SA Reinsurance Ltd. (SARe). SARe uses a sophisticated dynamic hedge program to manage guarantee risk included in variable annuity products associated with equity markets and interest rates.

Annual Report on Form 20F 2018

88	How we safeguard long-term value creation Reinsurance ceded

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

Spain & Portugal

Aegon Spain has a ’one Aegon’ reinsurance management policy. This means that both its joint ventures in Spain & Portugal and own business are treated as a whole, with similar economic conditions and a similar panel of reinsurers, while individual profit shares without losses are carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. Aegon Spain thereby seeks to optimize the cost of reinsurance coverage, including through profit sharing, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Household insurance contracts for the Aegon Santander joint ventures follow the same principles, with maximum retention levels varying both by product and by the nature of the risk being reinsured. Natural catastrophe reinsurance programs are also in place to provide cover for high impact – low frequency events.

Annual Report on Form 20F 2018

89	How we safeguard long-term value creation Reinsurance ceded

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

Annual Report on Form 20F 2018

90	How we safeguard long-term value creation Risk management

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

This section provides a description of Aegon’s risk management. Risks and risk management are also referred to in various other sections of Aegon’s Annual Report, as they are relevant throughout the Company, for its various activities and its financial results. Relevant sections are: Our operating environment on page 17; Note 4 on Financial Risks in the Notes to the consolidated financial statements on page 175; and Risk factors on page 369.

Enterprise Risk Management (ERM) framework

Aegon’s ERM framework is designed and applied to identify and manage potential risks that may affect Aegon. This means identifying and managing individual and aggregate risks within Aegon’s risk tolerance in order to provide reasonable assurance regarding the achievement of Aegon’s objectives. The ERM framework covers the ERM components as identified by the Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon’s businesses for which it has operational control. Aegon’s businesses are required to either adopt the Group level ERM framework directly, or tailor it to local needs while meeting the requirements of the Group level ERM framework.

Risk strategy, risk appetite statement and risk tolerances

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

Aegon’s risk appetite statement and risk tolerances are established in order to assist management in carrying out Aegon’s strategy using the resources available to Aegon. Aegon’s risk appetite statement is linked to Aegon’s strategy and purpose as expressed in the mission statement: helping people achieve a lifetime of financial security. Aegon’s risk appetite statement is to:

“Fulfill our promises towards our customers and other stakeholders by delivering sustainable growing long-term free capital generation, with strong resilience in solvency and liquidity, healthy balance in exposures, and by running a responsible business with effective controls.”

Following from the risk appetite statement, risk tolerances are defined on:

1) Capital generation, to ensure free capital generation remains sufficiently in line with projections;

2) Solvency and liquidity, to ensure that Aegon remains solvent and liquid even under adverse scenarios;

3) Risk balance, to ensure a healthy balance of risk exposures that supports delivering on targets for capital generation and return on capital;

4) Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions which could lead to material adverse risk events that result in breaking promises or not meeting reasonable expectations of customers, legal breaches or reputational damage.

The tolerances are further developed into measures, limits and thresholds that have to be complied with to remain within the tolerances.

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

Annual Report on Form 20F 2018

91	How we safeguard long-term value creation Risk management

Risk response

Aegon distinguishes the following risk responses:

◆	When the risk exposure is within the set risk tolerance, management can accept the risk; and
◆	When an exposure exceeds the risk tolerance of management or if cost-benefit analysis supports further actions, management can decide to control, transfer or avoid the risk.

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

Risk universe and risk appetite

The risk factors described in this Annual Report (see risk factors in the ‘additional information’ section) generally have an impact on financial markets (e.g. interest rates and share prices), underwriting assumptions (e.g. longevity and policyholder behavior) or result in operational risk events (e.g. fraud and business disruption). Aegon’s risk universe is structured to reflect the type of risk events to which the Company is exposed. The identified risk categories are financial risk, underwriting risk and operational risk. Specific risk types are identified within these risk categories. The risk universe captures all known material risks to which Aegon is exposed. These risks, internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high – Underwriting risk is Aegon’s core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, investment risk, interest rate risk and currency risk.	Low to medium – Accepted where it meets customer needs and the risk return profile is acceptable.
Operational	Operational risk results from operational failures or external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low – Accepted to serve customer needs, but mitigated as much as possible.

Most significant risks

The most significant risks Aegon faces in terms of exposures and required capital are:

◆	Financial markets risks (particularly related to credit, equity and interest rates), and
◆	Underwriting risk (particularly related to longevity and policyholder behavior).

Description of risk types

Financial risk

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

Annual Report on Form 20F 2018

92	How we safeguard long-term value creation Risk management

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

Operational risk

Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in used models, acts from personnel, non-compliance to laws and regulations, and natural or man-made disasters including climate change. In addition, major programs or organizational transformations may also increase potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to avoid such issues as system failures, business disruption, financial crime and breaches of information security. Aegon monitors and analyses these risks on a regular basis, and where necessary revises contingency plans to deal with them. Aegon’s operational risk universe distinguishes eight risk types: Business risk; Legal, regulatory, conduct and compliance risks; Tax risk; Financial crime risk; Processing risk; Systems and business disruption risk; People risk; and Facility risk. These level 1 risk types are split out into more granular level 2 risk types. The operational risk universe also covers social and environmental risks. Please refer to the chapter non-financial policies, procedures and outcomes for an overview of how various social and environmental issues are incorporated in decision making processes and policies throughout the company.

Cyber risk

Cyber security has been recognized by Aegon as an important operational risk. Aegon’s digital security controls and cyber threat management program, as defined within the Company’s global information security program, are intended to establish security controls that safeguard data, technology and operations, as well as activities outsourced to third parties. Aegon recognizes the need to commit significant resources to protect and continually strengthen its existing security control environment and preventative tooling as new cyber threats and exposures emerge. Evaluations and scenario testing of security controls – including detection and response capabilities – are performed by both internal and external experts, and identified vulnerabilities are tracked and monitored by management. This program is overseen by Aegon’s Global Chief Information Security Officer, who has a direct reporting line to the Global Chief Technology Officer, who is a member of the Management Board, in conjunction with local business unit management and information security officers. Moreover, periodic updates are provided to Aegon’s Supervisory Board. Aegon takes cybercrime very seriously, and is committed to enhancing its existing systems over time in order to provide additional protections to its systems and information.

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

Emerging risk process and materiality assessment

In addition to the management of described risk types, Aegon performs an emerging risk process and a materiality assessment. These processes are meant to ensure ongoing appropriateness of the risk universe, to ensure completeness of Aegon’s risk assessment and to provide input for ongoing strategy development.

Annual Report on Form 20F 2018

93	How we safeguard long-term value creation Risk management

The emerging risk process is performed on an annual basis. Aegon defines an emerging risk as follows:

“A newly developing or changing risk, which is perceived to have a potential significant impact on Aegon’s financial strength, competitive position or reputation. Emerging Risk may not be fully understood yet or factored into terms and conditions, pricing, reserving or capital setting.”

The aim of the process is to enhance Aegon’s ERM framework by ensuring that the most significant emerging risks are identified on a timely and an ongoing basis, thus limiting the possible impact on the business. The process consists of risk identification and analysis. In the risk identification phase inputs are collected from a number of sources, including a contest among all employees, interviews with experts and the use of external sources. Intermediate decisions to perform a risk analysis can be taken in case a material emerging risk is identified in the timeframe between the annually structured process through regular risk identification and monitoring. Topics that have been analysed relate to for instance economic and financial market developments, regulatory developments, innovations and developments impacting underwriting risks.

In addition, every year Aegon performs a materiality exercise with the aim to incorporate the results into Aegon’s strategy and reporting processes. The exercise involves both stakeholders and Aegon’s senior management. Material topics are those likely to have the most impact, over the next few years, on Aegon’s business, profits, reputation, and its ability to continue creating long-term value for stakeholders. For the identified material topics it is determined to which degree Aegon can influence and control these topics, what the risks and opportunities are and the actions taken in anticipation or response to the topic. For the material topics identified for 2018, the relevant risks are:

1.	A loss of trust from customers impacting sales, reputation and profitability.
2.	Fines from regulators and loss of trust and business following from cyber security breaches.
3.

Tougher competition from peers and new distributors following from new technologies and digital transformation, increasing investment needs, and job losses in certain areas as a result of further automation.

4.	Lower investment returns due to low interest rates.
5.	A loss of business if Aegon does not adapt quickly enough to changing customer behavior.

The mentioned risks fall in the risk categories investment risks, mismatch risk, underwriting risks (including longevity and policyholder behaviour) and operational risks (including business risks and strategic risks). For more information to the materiality exercise refer to the section: Our operating environment on page 17.

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

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory and internally set requirements, and are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units.

Aegon’s risk management governance structure has four basic layers:

◆	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);
◆	The Executive Board and the Management Board;
◆	The Group Risk & Capital Committee (GRCC) and its sub-committees; and
◆	The Regional Risk & Capital Committees.

The SBRC reports to the Supervisory Board on topics related to the ERM framework and the internal control system. The formal responsibility regarding the effectiveness and design, operation and appropriateness of the ERM and internal control system rests, however, with the Audit Committee of the Supervisory Board. The Audit Committee works closely together with the SBRC with regard to the oversight of and reports on the effectiveness of the ERM framework and the risk control systems of the Company. The Audit Committee relies on the findings of the SBRC. The SBRC is responsible for overseeing Aegon’s ERM framework, including risk governance and measures taken to ensure risk management is properly integrated into the Company’s broader strategy.

For a description of the main roles and responsibilities of the SBRC see the section on the Risk Committee on page 94 of the Report of the Supervisory Board in this Annual Report.

It is the responsibility of the Executive Board and the Group’s Chief Risk Officer (CRO) to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity or operations of the Company.

Annual Report on Form 20F 2018

94	How we safeguard long-term value creation Risk management

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

The Executive Board and Management Board are supported by the GRCC. The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring and risk management related decisions on behalf of the Executive Board in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength, credit rating objectives and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels which threaten the risk balance, as well as any potential threats to the Company’s solvency, liquidity or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC) and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, Executive Board and Management Board with financial risk framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies and assumptions.

The purpose of the NFRC is to assist the GRCC, Executive Board and Management Board with non-financial risk framework setting and maintenance, including policies, standards, guidelines and methodologies and to act as formal discussion and exchange of information platform on matters of concern regarding non-financial risk management.

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

The following roles are important in order to realize the objective of the Risk Management function:

◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;
◆	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and
◆	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the following responsibilities can be distinguished:

Advising on risk-related matters

◆	Bringing businesses together to facilitate information exchange, sharing best practices and working together on relevant case studies and external standards in order to develop, adopt and maintain relevant standards of practice throughout Aegon; and
◆	Optimizing the use of capital and growth within risk/return and consumer conduct criteria.

Supporting and facilitating

◆	Developing and maintaining the global ERM framework for identifying, measuring and managing all material risks the Company is exposed to as defined in Aegon’s risk universe and protecting Aegon’s reputation;
◆	Developing and maintaining Aegon’s risk methodology as described in the Aegon Market Consistent Reporting Manual (AMCRM);
◆	Supporting the businesses with implementing the ERM framework, risk methodology and standards of practice where needed;

Annual Report on Form 20F 2018

95	How we safeguard long-term value creation Risk management

◆	Supporting the Management Board in ensuring the effective operation of the ERM framework and related processes, providing subject matter expertise to businesses as appropriate and facilitating information exchange on good risk practices;

◆	Identifying and analyzing emerging risks, being input for ongoing risk strategy development and to ensure that Aegon’s risk universe remains up to date;

◆	Designing the Solvency II PIM, including the validation thereof. Model validation ensures independent review of methodology, assumptions, data, testing, production, reporting and use of the Solvency II PIM;

◆	Analyzing Solvency II PIM outputs and performance and reporting results to the Boards and relevant (Supervisory) Committees;

◆	Providing subject matter expertise from the Centers of Excellence of the global Risk Management function to business areas through review of key initiatives, transactions, programs, projects, assumptions, methodologies and results across all important paradigms;

◆	Providing assurance on the integrity of models and cash flows through model validations and maintenance of model validation policies and standards; and

◆	Promoting a strong risk management culture across Aegon, including review of performance targets and remuneration in line with the Aegon Group Global Remuneration Framework.

Challenging and monitoring

◆	Monitoring the ERM framework and overseeing compliance with group-wide risk governance requirements, risk strategy and risk tolerances, risk policies and risk methodology, which are applicable to all businesses for which Aegon has operational control;

◆	Ensuring appropriate risk management information is prepared for use by the GRCC, the Management Board, the Executive Board and Supervisory Board;

◆	Overseeing material risk, balance sheet and business decisions taken throughout Aegon in line with established risk governance arrangements;

◆	Monitoring and reporting on risk exposures and advising the Boards and (Supervisory) Committees on risk management related matters, including in relation to strategic affairs such as corporate strategy, mergers and acquisitions and major projects and investments;

◆	Monitoring that the internal model is and remains appropriate to the Company’s risk profile and informing the Management Board and the Supervisory Board about the on-going performance, suggesting improvements;

◆	Monitoring risk exposures and risk policy compliance, including review of the Own Risk and Solvency Assessment (ORSA) and Recovery Plan defined triggers and early warning indicators;
◆	Acting as independent business partner with focus on talent development, control excellence, customer conduct, capital allocation and by providing management focused risk tools or fostering debates and proactively challenging on key business developments that may create significant exposure for example through hedging and investment remits;
◆	Providing subject matter expertise and overseeing critical business initiatives to strengthen risk management activities, to improve the risk profile and to resolve risk events and control issues noted;
◆	Embedding robust oversight and risk management culture and processes; and
◆	Protecting group capital for all stakeholders.

Aegon’s Group and business unit’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.

Internal control system

Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes and the documentation and reporting of administrative and accounting information. The internal control system is embedded through policies and frameworks such as the ERM framework, the Model Validation Framework and the Operational Risk Management (ORM) Framework, and is considered wider than the ‘Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013), on which criteria for the internal control system are based.

The internal control system has been developed in accordance with regulations that Aegon must comply with (i.e. Sarbanes-Oxley Act and Solvency II). Aegon’s control activities should assure an adequate level of internal control over Aegon’s objectives and in particular compliance, operational and financial reporting objectives including the production of IFRS and Solvency II numbers. The objective is to provide assurance regarding the reliability, accuracy, completeness, timeliness and quality of internal and external (regulatory) reporting, the safeguarding of assets, and compliance with internal and external requirements. A key element of Aegon’s internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization.

In 2018, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, the Risk Committee and the Audit Committee of the Supervisory

Annual Report on Form 20F 2018

96	How we safeguard long-term value creation Risk management

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

The Company’s first line of defense, the business and support functions, has direct responsibility for managing and taking risk in accordance with defined risk strategy, risk tolerances and risk policies. The second line of defense includes the risk management function. The risk management function facilitates and oversees the effectiveness and integrity of ERM across the Company. The third line of defense – the audit function – provide independent assurance on the effectiveness and integrity of the internal control, risk management and governance functions.

Annual Report on Form 20F 2018

97	How we safeguard long-term value creation Controls and procedures

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2018, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2018.

In making its assessment management used the criteria established in ‘Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2018. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2018, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included on the following page.

Management’s assessment of going concern

The directors and management of Aegon have adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future.

Relevant facts and circumstances relating to the consolidated financial position on December 31, 2018, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity and access to capital markets, together with the factors likely to affect Aegon’s future development, performance and financial position. Commentary on these is set out in the ‘Capital and liquidity management’, ‘Risk management’, ‘Results of operations’ and ‘Business Overview’ sections in this Annual Report. Taking into account the financial performance of the Company, its continued ability to access capital markets, the fact that its solvency and leverage ratios are well within target range, and the level of excess cash in the holding, management concluded that the going concern assumption is appropriate.

The Hague, the Netherlands, March 21, 2019

The Executive Board of Aegon N.V.

Annual Report on Form 20F 2018

99

Financial information

101	Selected financial data
103	Results of operations
104	Results of operations
104	♦ Worldwide
112	♦ Americas
120	♦ Europe
130	♦ Asia
136	♦ Aegon Asset Management

Consolidated financial statements of Aegon N.V.

140	Exchange rates
141	Consolidated income statement of Aegon N.V.
142	Consolidated statement of comprehensive income of Aegon N.V.
143	Consolidated statement of financial position of Aegon N.V.
144	Consolidated statement of changes in equity of Aegon N.V.
147	Consolidated cash flow statement of Aegon N.V.

Notes to the consolidated financial statements

148	1	General information
148	2	Significant accounting policies
172	3	Critical accounting estimates and judgment in applying accounting policies
175	4	Financial risks
206	5	Segment information
216	6	Premium income and premiums paid to reinsurers
216	7	Investment income
217	8	Fee and commission income
217	9	Income from reinsurance ceded
217	10	Results from financial transactions
218	11	Other income
219	12	Policyholder claims and benefits
219	13	Profit sharing and rebates
219	14	Commissions and expenses

221	15	Impairment charges/(reversals)
222	16	Interest charges and related fees
222	17	Other charges
223	18	Income tax
225	19	Earnings per share
225	20	Dividend per common share
226	21	Cash and cash equivalents
228	22	Assets and liabilities held for sale
229	23	Investments
231	24	Investments for account of policyholders
232	25	Derivatives
235	26	Investments in joint ventures
237	27	Investments in associates
237	28	Reinsurance assets
239	29	Deferred expenses
239	30	Other assets and receivables
242	31	Intangible assets
244	32	Shareholders’ equity
250	33	Other equity instruments
251	34	Subordinated borrowings
252	35	Trust pass-through securities
252	36	Insurance contracts
255	37	Investment contracts
256	38	Guarantees in insurance contracts
260	39	Borrowings
262	40	Provisions
262	41	Defined benefit plans
269	42	Deferred gains
269	43	Deferred tax
271	44	Other liabilities
272	45	Accruals
272	46	Capital management and solvency
276	47	Fair value
288	48	Commitments and contingencies
292	49	Transfers of financial assets
294	50	Offsetting, enforceable master netting arrangements and similar agreements
295	51	Business combinations
298	52	Group companies
300	53	Related party transactions
307	54	Events after the reporting period

Annual Report on Form 20F 2018

100

Financial statements of Aegon N.V.

309	Income statement of Aegon N.V.
310	Statement of financial position of Aegon N.V.

Notes to the financial statements

311	1	General information
311	2	Significant accounting policies
311	3	Investment income
311	4	Results from financial transactions
312	5	Commissions and expenses
312	6	Interest charges and related fees
312	7	Income tax
312	8	Shares in group companies
312	9	Loans to group companies
313	10	Receivables
313	11	Other current assets
313	12	Share capital
315	13	Shareholders’ equity
318	14	Other equity instruments
319	15	Subordinated borrowings
320	16	Long-term borrowings
320	17	Current liabilities
320	18	Commitments and contingencies
320	19	Number of employees
320	20	Auditor’s remuneration
321	21	Events after the reporting period
321	22	Proposal for profit appropriation

Other information

322	Profit appropriation
323	Major shareholders

Other financial information

326	Schedule I
327	Schedule II
329	Schedule III
331	Schedule IV
332	Schedule V

333	Auditor’s report on the Annual Report on Form 20-F

Additional information

336	Overview
336	♦ Americas
345	♦ The Netherlands
353	♦ United Kingdom
357	♦ Central & Eastern Europe
360	♦ Spain & Portugal
363	♦ Asia
366	♦ Aegon Asset Management
369	Risk factors Aegon N.V.
390	Compliance with regulations
391	Property, plant and equipment
391	Employees and labor relations
391	Dividend policy
392	The offer and listing
393	Memorandum and Articles of Association
395	Material contracts
396	Exchange controls
397	Taxation
405	Principal accountant fees and services
406	Purchases of equity securities by the issuer and affiliated purchasers

Other non-financial information

408	Other non-financial data
411	Basis of preparation
415	Reference tables
415	♦ Global Reporting Initiative (GRI) standards
423	♦ International Integrated Reporting Council (IIRC) framework
424	♦ EU directive on Non-Financial Information
424	♦ UN Principles for Sustainable Insurance (PSI)
425	♦ UN Sustainable Development Goals (SDG)
427	Glossary
433	Abbreviations
434	Disclaimer
436	Contact
437	Documents on display
438	Index to Exhibits

Annual Report on Form 20F 2018

101	Financial information Selected financial data

Selected financial data

The financial results in this Annual Report are based on Aegon’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 140-307) of this Annual Report.

Selected consolidated income statement information
In EUR million (except per share amount)	2018	2017	2016	2015	2014
Amounts based upon IFRS
Premium income	19,316	22,826	23,453	22,925	19,864
Investment income	7,035	7,338	7,788	8,525	8,148
Total revenues [1]	28,914	32,973	33,655	33,902	30,157
Income/(loss) before tax	751	2,534	610	(514)	916
Net income/(loss)	711	2,469	438	(431)	766

Earnings per common share
Basic	0.29	1.14	0.15	(0.27)	0.29
Diluted	0.29	1.14	0.15	(0.27)	0.29

Earnings per common share B
Basic	0.01	0.03	-	(0.01)	0.01
Diluted	0.01	0.03	-	(0.01)	0.01
[1] Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.
Selected consolidated balance sheet information
In million EUR	2018	2017	2016	2015	2014
Amounts based upon IFRS
Total assets	392,633	395,923	425,425	415,415	424,112
Insurance and investment contracts	330,552	324,362	344,844	343,558	321,384
Borrowings including subordinated and trust pass-through securities	13,583	14,532	14,076	13,361	15,049
Shareholders’ equity	19,225	20,288	20,520	22,441	23,847

Number of common shares
In thousands	2018	2017	2016	2015	2014
Balance at January 1	2,095,648	2,074,549	2,147,037	2,145,948	2,131,459
Share issuance	-	-	-	-	-
Stock dividends	-	21,099	10,629	1,089	14,489
Shares withdrawn	-	-	(83,117)	-	-
Balance at end of period	2,095,648	2,095,648	2,074,549	2,147,037	2,145,948

Annual Report on Form 20F 2018

102	Financial information Selected financial data

Number of common shares B
In thousands	2018	2017	2016	2015	2014
Balance at January 1	585,022	585,022	585,022	581,326	579,005
Share issuance	-	-	-	3,696	2,320
Balance at end of period	585,022	585,022	585,022	585,022	581,326

Dividends

Aegon declared interim and final dividends on common shares for the years 2013 through 2017 in the amounts set forth in the following table. The 2018 interim dividend amounted to EUR 0.14 per common share and EUR 0.0035 per common share B. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 21, 2018. At the General Meeting of Shareholders on May 17, 2019, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend of EUR 0.15 per common share (at each shareholders option in cash or in stock), which will bring the total dividend for 2018 to EUR 0.29. With respect to the Common Shares B, each which has financial rights attached to it of 1/40th of a Common Share, the proposed final dividend will be EUR 0.00375. After taking the interim-dividend 2018 of EUR per Common Share B into account, this will result in a total 2018 dividend of EUR 0.00725 per Common Share B. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/ Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (“CEST”)) on the US-ex dividend day.

	EUR per common share [1]			USD per common share [1]
Year	Interim	Final	Total	Interim	Final	Total
2014	0.11	0.12	0.23	0.15	0.13	0.28
2015	0.12	0.13	0.25	0.13	0.15	0.28
2016	0.13	0.13	0.26	0.15	0.15	0.29
2017	0.13	0.14	0.27	0.15	0.16	0.32
2018	0.14	0.15 [2]	0.29	0.16
[1]	Paid at each shareholders’ option in cash or in stock.
[2]	Proposed.

Annual Report on Form 20F 2018

103	Financial information Results of operations

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

Change in measurement of performance measure1

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Previously, direct returns on these investments were reported as part of underlying earnings before tax and the fair value movements were reported as part of Fair value items. From January 1, 2018, fair value items include the over-or underperformance for the real estate investments of Aegon the Netherlands, for which ‘management’s best estimate’ is included in underlying earnings before tax. In addition, Aegon the Netherlands started to record its management’s best estimate investment return on consumer loan investments (net of expected impairments) in underlying earnings before tax, where previously the gross returns were recorded in underlying earnings before tax and the impairments in the impairment line. All other alternative investments are reported similarly with ‘management’s best estimate investment return’ being included in underlying earnings before tax and the over- or underperformance in Fair value items.

For segment reporting purposes, the impact of this change in measurement on full year 2017 was an increase in Aegon Group consolidated underlying earnings before tax of EUR 37 million and a decrease in fair value items of EUR 61 million and a decrease in impairment charges of EUR 24 million. There is no impact on net income in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison. The presentation of the items in the IFRS income statement remains unchanged and continue to be part of the line ‘Investment income’.

[1]

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Comparative numbers have been restated accordingly. For further details please refer to page 206.

Annual Report on Form 20F 2018

104	Financial information Results of operations – Worldwide

Results 2018 worldwide

Underlying earnings geographically
Amounts in EUR millions	2018	2017 [1]	%
Net underlying earnings	1,754	1,571	12
Tax on underlying earnings	320	568	(44)
Underlying earnings before tax geographically
Americas	1,216	1,381	(12)
The Netherlands	615	557	10
United Kingdom	128	116	10
Central & Eastern Europe	72	67	8
Spain & Portugal	24	4	n.m.
Europe	839	744	13
Asia	55	49	12
Asset Management	151	136	12
Holding and other activities	(188)	(170)	(10)
Underlying earnings before tax	2,074	2,140	(3)

Fair value items	(291)	81	n.m.
Gains/(losses) on investments	(77)	413	n.m.
Net impairments	(19)	(15)	(24)
Other income/(charges)	(875)	(68)	n.m.
Run-off businesses	(14)	30	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	798	2,579	(69)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	47	44	6
Income tax	(87)	(110)	21
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(47)	(44)	(6)
Net income/(loss)	711	2,469	(71)

Commissions and expenses	6,673	6,309	6
of which operating expenses	3,786	3,878	(2)

[1]  Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Comparative numbers have been restated accordingly. For further details please refer to page 206.

New life sales
Amounts in EUR millions	2018	2017	%
Americas	420	472	(11)
The Netherlands	101	99	2
United Kingdom	40	37	8
Central & Eastern Europe	83	88	(6)
Spain & Portugal	54	48	11
Europe	278	273	2
Asia	122	151	(19)
Total recurring plus 1/10 single	820	896	(9)

Annual Report on Form 20F 2018

105	Financial information Results of operations – Worldwide

Gross deposits (on and off balance)
Amounts in EUR millions	2018	2017	%
Americas	38,279	38,543	(1)
The Netherlands	10,169	8,061	26
United Kingdom	13,223	17,259	(23)
Central & Eastern Europe	374	323	16
Spain & Portugal	32	36	(11)
Europe	23,798	25,679	(7)
Asia	128	222	(42)
Asset Management	59,495	61,332	(3)
Total gross deposits	121,700	125,776	(3)

Net deposits (on and off balance)
Amounts in EUR millions	2018	2017	%
Americas	(14,734)	(29,713)	50
The Netherlands	1,411	1,067	32
United Kingdom	1,225	4,665	(74)
Central & Eastern Europe	156	176	(11)
Spain & Portugal	(14)	13	n.m.
Europe	2,779	5,921	(53)
Asia	7	129	(95)
Asset Management	7,526	6,913	9
Total net deposits excluding run-off businesses	(4,421)	(16,750)	74
Run-off businesses	(234)	(338)	31
Total net deposits/(outflows)	(4,656)	(17,088)	73

Worldwide revenues geographically 2018 Amounts in EUR millions
Total life insurance gross premiums	7,004	1,632	7,509	405	217	9,763	779	-	2	17,548	(579)	16,969
Accident and health insurance premiums	1,571	219	29	2	100	351	94	-	-	2,015	(36)	1,979
General insurance premiums	-	136	-	231	112	479	-	-	-	479	(112)	367
Total gross premiums	8,575	1,987	7,539	638	429	10,592	873	-	2	20,042	(727)	19,316

Investment income	3,125	2,265	1,346	48	36	3,695	268	5	2	7,095	(59)	7,035
Fees and commission income	1,826	211	198	47	16	473	58	632	(206)	2,782	(224)	2,558
Other revenue	5	-	-	-	-	-	2	1	4	12	(6)	5
Total revenues	13,530	4,463	9,083	733	480	14,760	1,201	638	(199) 29,930		(1,016)	28,914

Number of employees, including agent employees	8,824	3,548	3,135	2,318	519	9,520	6,344	1,464	390	26,543

Annual Report on Form 20F 2018

106	Financial information Results of operations – Worldwide

Results 2018 worldwide

Aegon’s net income in 2018 declined compared with 2017 to EUR 711 million. Underlying earnings before tax decreased by 3% compared with 2017 to EUR 2,074 million in 2018, as higher underlying earnings before tax from Europe, Asia and Asset Management were more than offset by lower underlying earnings before tax from Americas and Holding and other activities. The net income in 2018 was impacted by fair value losses of EUR 291 million as well as EUR 875 million other charges.

Net income

Net income amounted to EUR 711 million in 2018, as underlying earnings before tax of EUR 2,074 million were partly offset by fair value losses, below the average nominal tax rate, other charges, losses on investments, net impairements, losses from run-off businesses and income taxes. The effective tax rate amounted to 11% as a result of one-time tax benefits of declining US and Dutch corporate income tax rates next to the regular tax exempt income items and tax credits.

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased compared with 2017 to EUR 2,074 million in 2018. This was mainly driven by lower fee revenue due to declining equity markets and net outflows of revenue generating investments, and unfavorable mortality experience in the Americas, which more than offset higher earnings in Europe, Asia and Asset Management.

◆	In Americas, underlying earnings before tax in 2018 decreased by 12% compared with 2017 to EUR 1,216 million caused by adverse currency movements, lower fee revenue due to declining equity markets and net outflows, and unfavorable mortality experience. This was partly offset by expense reductions.
◆	In Europe, underlying earnings before tax in 2018 increased by 13% compared with 2017 to EUR 839 million as a result of growth in all regions.
◆	In Asia, underlying earnings before tax improved by 12% compared with 2017 to EUR 55 million in 2018, mainly as a result of higher earnings in the High-Net-Worth business.
◆	Underlying earnings before tax from Asset Management increased by 12% in 2018 compared with 2017 to EUR 151 million. This increase was mainly driven by higher underlying earnings before tax in 2018 compared with 2017 from Strategic partnerships and the Netherlands.
◆	Total Holdings costs amounted to EUR 188 million in 2018 compared with EUR 170 million in 2017, as a result of interest expenses on USD 800 million Tier 2 securities issued in April 2018 to replace perpetual securities. Interest expenses for these Tier 2 securities are taken through the profit & loss statement, while the interest expenses for the perpetuals were recognized directly through equity.

Fair value items

The loss from fair value items amounted to EUR 291 million in 2018. Fair value losses in the Americas amounted to EUR 613 million in 2018, which was primarily related to hedge losses, reflecting the equity market decline at the end of the year, and losses on fair value investments. Fair value gains in Europe amounted to EUR 315 million, as a result of real estate investments in the Netherlands and gains on equity hedges in the United Kingdom. Gains on fair value items in Asia and at the Holding totaled EUR 8 million.

Realized gains on investments

Realized losses on investments amounted to EUR 77 million in 2018, as losses on the sale of US treasuries as part of normal trading activity were more than offset by realized gains on investments in the Netherlands and the united Kingdom.

Impairment charges

Net impairments of EUR 19 million in 2018 primarily related to an impairment of corporate bonds caused by a bankruptcy filing.

Other charges

Other charges amounted to EUR 875 million in 2018. Other charges in the Americas of EUR 397 million in 2018 mainly related to the transition and conversion charges for the TCS partnership (EUR 127 million), a EUR 140 million charge for a class action litigation settlement with universal life policyholders, a EUR 93 million book loss on the divestment of the last remaining substantial block of life reinsurance business, EUR 33 million impact from assumption updates, and a EUR 27 million addition to the provision for unclaimed property. Other charges in Europe of EUR 409 million in 2018 reflect EUR 111 million model & assumption changes in the Netherlands, EUR 93 million loss on the sale of Aegon Ireland, EUR 75 million integration expenses for Cofunds and Blackrock’s DC business, and a EUR 49 million reserve strengthening related to the residual annuity book in the UK. Other charges at the Holdings amounted to EUR 57 million in 2018 and were driven by IFRS 9/17 implementation expenses for the Group.

Annual Report on Form 20F 2018

107	Financial information Results of operations – Worldwide

Run-off businesses

The results of run-off businesses declined compared with 2017 to a loss of EUR 14 million in 2018, following the divestment of the majority of the remainder of these businesses in 2017.

Income tax

The effective tax rate amounted to 11% as a result of one-time tax benefits of declining US and Dutch corporate income tax rates next to the regular tax exempt income items and tax credits. The effective tax rate on underlying earnings before tax amounted to 15%, reflecting the lowering of the US tax rate.

Commissions and expenses

Commissions and expenses increased by 6% compared with 2017 to EUR 6.7 billion in 2018. Operating expenses decreased by 2% compared with 2017 to EUR 3.8 billion in 2018. Expense savings and the divestment of UMG in 2017 more than offset restructuring expenses associated with the acquisitions of Cofunds and BlackRock’s defined contribution business in the United Kingdom as well as the partnership with TCS in the United States.

Production

Compared with 2017, gross deposits were down by 3% to EUR 121.7 billion in 2018, driven by lower platform deposits in the United Kingdom and lower Asset Management deposits. Net outflows amounted to EUR 4.7 billion as inflows in Asset Management, the United Kingdom platform and the Dutch banking business were more than offset by outflows in the United States mainly caused by Retirement Plans due to a small number of large contract discontinuances and higher participant withdrawals. New life sales declined by 9% compared with 2017 to EUR 820 million in 2018, mostly driven by lower indexed universal life and term life production in the United States. New premium production for accident & health and property & casual insurance decreased by 52% compared with 2017 to EUR 429 million in 2018, caused by the strategic decision to exit the travel insurance, affinity and stop loss insurance segments.

Capital management

During 2018, shareholders’ equity decreased by EUR 1.1 billion to EUR 19.2 billion, as net income and strengthening of the US Dollar were more than offset by dividends paid to shareholders, a reduction in revaluation reserves as a result of widening credit spreads and higher interest rates in the United States. Aegon’s shareholders’ equity, excluding revaluation reserves, amounted to EUR 15.8 billion on December 31, 2018, or EUR 7.70 per common share.

As announced in our 2H 2018 earnings release on February 14, 2018, to align closer to definitions used by peers and rating agencies, Aegon has retrospectively changed its internal definition of adjusted shareholders’ equity used in calculating return on equity for the group, return on capital for its units, and the gross financial leverage ratio. Shareholders’ equity will no longer be adjusted for the re-measurement of defined benefit plans. All figures in this annual report, including comparatives, are based on the new definition, unless stated otherwise. The gross leverage ratio (based on IFRS as adopted by the EU) improved to 29.2% on December 31, 2018, compared with 30.7% at the end of 2018, which was mostly the result of the maturity of EUR 500 million senior debt in August 2018. Excess cash in the holding declined in 2018 compared with 2017 to EUR 1.3 billion, as remittances from business units were more than offset by dividends to shareholders, interest payments, operating expenses and capital injections into the units, and the repayment of unstructured senior debt.

On December 31, 2018, Aegon’s estimated Solvency II ratio amounted to 211%, up from 201% at the end of 2017. This increase was driven by capital generation net of dividends to shareholders. The RBC ratio in the United States remained relatively stable compared with the end of 2017 to 465% on December 31, 2018. In the Netherlands, the estimated Solvency II ratio at the end of 2018 amounted to 181%, down from 199% at the end of 2017. The ratio was impacted by adverse market impacts, the impact of tax changes and the lowering of the Ultimate Forward Rate. The estimated Solvency II ratio at the end of 2018 of Aegon United Kingdom amounted to 184%, up from 176% at the end of 2017. The normalized capital generation, the positive impact from market movements, and de-risking of the investment portfolio, were only partly offset by other items including remittances to the group and the completion of the Part VII transfer related to the acquisition of BlackRock’s defined contribution business.

The Solvency ratios as disclosed in this section represent

Aegon’s estimates, are not final until filed with the regulator, and are subject to supervisory review.

Dividends from and capital contributions to business units

Aegon’s business units remitted over EUR 1.3 billion to the Group during 2018, including EUR 0.9 billion from the Americas, EUR 200 million from the Netherlands and EUR 113 million from the United Kingdom. Aegon spent EUR 144 million on capital injections, while the proceeds from divestments net of acquisitions amounted to EUR 98 million.

Annual Report on Form 20F 2018

108	Financial information Results of operations – Worldwide

Results 2017 worldwide

Underlying earnings geographically
Amounts in EUR millions	2017 [1]	2016 [1]	%
Net underlying earnings	1,571	1,483	4
Tax on underlying earnings	568	429	30
Underlying earnings before tax geographically
Americas	1,381	1,249	11
The Netherlands	557	534	(2)
United Kingdom	116	59	98
Central & Eastern Europe	67	55	20
Spain & Portugal	4	8	(47)
Europe	744	655	8
Asia	49	21	131
Asset Management	136	149	(9)
Holding and other activities	(170)	(162)	(5)
Underlying earnings before tax	2,140	1,913	10

Fair value items	81	(840)	91
Gains/(losses) on investments	413	340	21
Net impairments	(15)	(54)	59
Other income/(charges)	(68)	(771)	91
Run-off businesses	30	54	(45)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	2,579	641	192
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	44	31	45
Income tax	(110)	(203)	69
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(44)	(31)	(45)
Net income/(loss)	2,469	438	n.m.

Commissions and expenses	6,309	6,696	(6)
of which operating expenses	3,878	3,764	3

[1]  Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Comparative numbers have been restated accordingly. For further details please refer to page 206.

New life sales
Amounts in EUR millions	2017	2016	%
Americas	472	542	(13)
The Netherlands	99	111	(11)
United Kingdom	37	66	(44)
Central & Eastern Europe	88	83	6
Spain & Portugal	48	39	23
Europe	273	299	(9)
Asia	151	128	18
Total recurring plus 1/10 single	896	969	(8)

Annual Report on Form 20F 2018

109	Financial information Results of operations – Worldwide

Gross deposits (on and off balance)
Amounts in EUR millions	2017	2016	%
Americas	38,543	40,881	(6)
The Netherlands	8,061	6,686	21
United Kingdom	17,259	5,791	n.m.
Central & Eastern Europe	323	265	22
Spain & Portugal	36	31	15
Europe	25,679	12,773	n.m.
Asia	222	304	(27)
Asset Management	61,332	46,366	32
Total gross deposits	125,776	100,325	25

Net deposits (on and off balance)
Amounts in EUR millions	2017	2016	%
Americas	(29,713)	(1,015)	n.m.
The Netherlands	1,067	1,909	(44)
United Kingdom	4,665	(846)	n.m.
Central & Eastern Europe	176	176	-
Spain & Portugal	13	20	(37)
Europe	5,921	1,260	n.m.
Asia	129	259	(50)
Asset Management	6,913	2,964	133
Total net deposits excluding run-off businesses	(16,750)	3,468	n.m.
Run-off businesses	(338)	(759)	55
Total net deposits/(outflows)	(17,088)	2,709	n.m.

Worldwide revenues geographically 2017 Amounts in EUR millions
Total life insurance gross premiums	7,437	1,857	9,603	411	208	12,079	983	-	(1)	20,498	(546)	19,952
Accident and health insurance premiums	2,115	203	32	1	83	319	97	-	-	2,531	(20)	2,511
General insurance premiums	-	148	-	216	103	467	-	-	-	466	(103)	363
Total gross premiums	9,553	2,208	9,635	628	394	12,865	1,080	-	(2)	23,496	(670)	22,826
Investment income	3,368	2,172	1,517	49	37	3,774	246	4	5	7,396	(58)	7,338
Fees and commission income	1,919	326	235	43	17	621	63	609	(221)	2,991	(189)	2,802
Other revenue	5	-	-	-	3	3	1	-	4	13	(5)	7
Total revenues	14,844	4,706	11,387	720	450	17,263	1,390	613	(214)	33,895	(922)	32,973
Number of employees, including agent employees	10,951	3,089	3,435	2,337	610	9,471	6,025	1,500	371	28,318

Annual Report on Form 20F 2018

110	Financial information Results of operations – Worldwide

Results 2017 worldwide

Aegon’s net income in 2017 improved compared with 2016 to EUR 2,469 million. Underlying earnings before tax increased by 10% compared with 2016 to EUR 2,140 million in 2017, as higher underlying earnings before tax from the Americas, Europe and Asia were only partly offset by lower Asset Management underlying earnings before tax and Holding and other activities. The net result in 2017 benefited from realized gains of EUR 413 million mainly related to normal trading in the investment portfolio, as well as a EUR 554 million benefit related to the US tax reform. Other charges amounted to EUR 68 million in 2017, as the net gain from divestments was more than offset by other items, including charges related to assumption changes and model updates.

Net income

Net income amounted to EUR 2,469 million in 2017 driven by underlying earnings before tax of EUR 2,140 million, realized gains and an effective tax rate of only 4% as a result of a benefit related to US tax reform.

Underlying earnings before tax

Aegon’s underlying earnings before tax increased compared with 2016 to EUR 2,140 million in 2017. This was mainly driven by expense reductions, an improvement in claims experience in the Americas, and higher fee revenue resulting from favorable equity market performance.

◆	Underlying earnings before tax from the Americas increased compared with 2016 to EUR 1,381 million in 2017. Expense reductions, an improvement in claims experience, and higher fee revenue resulting from favorable equity market performance more than offset net outflows.
◆	In Europe, underlying earnings before tax in 2017 increased by 8% compared with 2016 to EUR 744 million. This was mainly driven by higher fee income in the United Kingdom compared with 2016 from favorable equity markets and net inflows. In addition, the inclusion of Cofunds in 2017 led to higher underlying earnings before tax compared with 2016.
◆	In Asia, underlying earnings before tax increased in 2017 compared with 2016 to EUR 49 million as a result of increased underlying earnings before tax from the High Net Worth business, Aegon Insights and the Strategic Partnership in China. This was in part driven by lower expenses compared with 2016 as well as favorable mortality experience, favourable persistency and favorable intangible adjustments related to anticipated investment yields.
◆	Underlying earnings before tax from Asset Management decreased by 9% in 2017 compared with 2016 to EUR 136 million. This decline was mainly driven by lower underlying earnings before tax from the United Kingdom due to lower management fees.
◆	Total Holdings costs amounted to EUR 170 million in 2017 compared with EUR 162 million in 2016 impacted by regulatory projects.

Fair value items

The results from fair value items amounted to a gain of EUR 81 million in 2017. EUR 170 million fair value gains in the United States in 2017 were driven by positive results on hedging programs and the outperformance of real estate investments. These positive results on hedging programs were the result of favorable equity market movements and reflect changes made to the macro equity hedge program throughout 2017 to a 100% option-based program. Fair value losses in Europe amounted to EUR 113 million, as gains on real estate investments in the Netherlands and the positive result from the mismatch on an IFRS basis between interest rate hedges on the mortgage portfolio and the underlying mortgages were more than offset by a fair value loss on the guarantee provision in the Netherlands, as well as negative fair value changes on equity hedges in the United Kingdom, and interest rate hedges in the Netherlands to protect Aegon’s capital position. Gains on interest rate swaps were the main driver of the EUR 24 million fair value gains in 2017 at the holding.

Realized gains on investments

Realized gains on investments amounted to EUR 413 million in 2017 and were primarily related to normal trading activity, the sale of an equity investment in the United States, and gains on bonds to optimize the general account investment portfolio in the Netherlands and the United Kingdom.

Impairment charges

Net impairments of EUR 15 million in 2017 primarily related to a single commercial mortgage loan in the United States.

Other charges

Other charges amounted to EUR 68 million in 2017. The book gains on the divestments of UMG (EUR 208 million) and the majority of the run-off businesses in the Americas (EUR 231 million) were more than offset by the loss on the divestment of an additional block of life reinsurance business in the Americas (EUR 105 million), charges related to assumption changes and model updates (EUR 276 million),

Annual Report on Form 20F 2018

111	Financial information Results of operations – Worldwide

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

Capital management

During 2017, shareholders’ equity decreased by EUR 0.2 billion to EUR 20.3 billion, as net income was more than offset by a weakening of the US Dollar, dividends paid to shareholders, and a reduction in revaluation reserves net of deferred tax liabilities. During the year, the revaluation reserves net of deferred tax liabilities decreased by EUR 0.5 billion to EUR 4.9 billion. The benefit from US tax reform in connection to the reduction in net deferred tax liabilities related to revaluation reserves was more than offset by the adverse impact from higher interest rates. Aegon’s shareholders’ equity, excluding revaluation reserves amounted to EUR 15.7 billion on December 31, 2017, or 7.66 per common share. The gross leverage ratio (based on IFRS as adopted by the EU) improved to 30.8% on December 31, 2017, compared with 32.2% at the end of 2016, which was mostly the result of retained earnings. Excess cash in the holding declined in 2017 compared with 2016 to EUR 1.4 billion, as remittances from business units were more than offset by dividends to shareholders, interest payments, operating expenses and capital injections into the units, including a EUR 1 billion injection to increase the Solvency II ratio of Aegon the Netherlands.

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

Annual Report on Form 20F 2018

112	Financial information Results of operations – Americas

Results 2018 Americas

	Amounts in USD millions			Amounts in EUR millions
	2018	2017	%	2018	2017	%
Net underlying earnings	1,276	1,158	10	1,080	1,026	5
Tax on underlying earnings	161	401	(60)	136	355	(62)
Underlying earnings before tax by business
Life	263	251	5	223	222	-
Accident & health	259	284	(9)	220	252	(13)
Retirement plans	195	315	(38)	165	279	(41)
Mutual funds	45	54	(16)	38	48	(20)
Variable annuities	469	410	15	397	363	9
Fixed annuities	114	145	(22)	96	129	(25)
Stable Value Solutions	93	99	(6)	79	88	(11)
Latin America	(2)	1	n.m.	(2)	1	n.m.
Underlying earnings before tax	1,437	1,560	(8)	1,216	1,381	(12)

Fair value items	(724)	192	n.m.	(613)	170	n.m.
Gains/(losses) on investments	(241)	177	n.m.	(204)	157	n.m.
Net impairments	(10)	(19)	45	(9)	(17)	47
Other income/(charges)	(469)	(409)	(15)	(397)	(353)	(13)
Run-off businesses	(16)	33	n.m.	(14)	30	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(23)	1,535	n.m.	(20)	1,369	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	2	5	(53)	2	5	(55)
Income tax	84	227	(63)	71	198	(64)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(2)	(5)	53	(2)	(5)	55
Net income/(loss)	61	1,762	(97)	51	1,567	(97)

Life insurance gross premiums	8,276	8,397	(1)	7,004	7,437	(6)
Accident and health insurance premiums	1,856	2,388	(22)	1,571	2,115	(26)
Total gross premiums	10,132	10,786	(6)	8,575	9,553	(10)

Investment income	3,693	3,803	(3)	3,125	3,368	(7)
Fees and commission income	2,157	2,167	-	1,826	1,919	(5)
Other revenues	6	6	-	5	5	(5)
Total revenues	15,988	16,761	(5)	13,530	14,844	(9)

Commissions and expenses	4,776	4,071	17	4,042	3,606	12
of which operating expenses	1,852	1,798	3	1,567	1,593	(2)

Annual Report on Form 20F 2018

113	Financial information Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
New life sales	2018	2017	%	2018	2017
Life	416	460	(9)	352	407	(13)
Latin America	80	74	8	67	65	3
Total recurring plus 1/10 single	496	533	(7)	420	472	(11)

	Amounts in USD millions			Amounts in EUR millions
	2018	2017	%	2018	2017	%
New premium production accident and health insurance	312	818	(62)	264	725	(64)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2018	2017	%	2018	2017	%
Life	8	7	22	7	6	17
Retirement plans	34,284	34,235	-	29,015	30,321	(4)
Mutual funds	7,029	5,695	23	5,949	5,043	18
Variable annuities	3,252	3,190	2	2,752	2,825	(3)
Fixed annuities	443	317	40	375	281	33
Latin America	214	75	186	181	66	173
Total gross deposits	45,231	43,518	4	38,279	38,543	(1)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2018	2017	%	2018	2017	%
Life	(36)	(33)	(9)	(30)	(29)	(4)
Retirement plans	(12,620)	(30,480)	59	(10,681)	(26,995)	60
Mutual funds	(627)	377	n.m.	(530)	334	n.m.
Variable annuities	(3,046)	(2,284)	(33)	(2,577)	(2,023)	(27)
Fixed annuities	(1,245)	(1,181)	(5)	(1,054)	(1,046)	(1)
Latin America	165	52	n.m.	139	46	n.m.
Total net deposits excluding run-off businesses	(17,409)	(33,549)	48	(14,734)	(29,713)	50
Run-off businesses	(277)	(382)	28	(234)	(338)	31
Total net deposits/(outflows)	(17,686)	(33,931)	48	(14,968)	(30,051)	50

	Weighted average rate		Closing rate as of
Exchange rates			December 31,	December 31,
Per 1 EUR	2018	2017	2018	2017
USD	1.1816	1.1291	1.1432	1.2008

Annual Report on Form 20F 2018

114	Financial information Results of operations – Americas

Results 2018 Americas

The net income from the Americas amounted to USD 61 million in 2018. Underlying earnings before tax in 2018 decreased by 8% compared with 2017 to USD 1.4 billion caused by lower fee revenue due to declining equity markets and net outflows of revenue generating investments, and unfavorable mortality experience, partly offset by expense reductions. Gross deposits increased by 4% to USD 45.2 billion in 2018 compared with 2017, as a result of increases at all business lines. New life sales declined to USD 496 million in 2018 compared with USD 533 million in 2017 due to lower indexed universal life and term life sales. New premium production for accident & health insurance was down 62% compared with 2017 to USD 312 million in 2018, reflecting the strategic decision to exit travel insurance, affinity and stop loss insurance segments.

Net income

The net income amounted to USD 61 million as underlying earnings before tax were largely offset by losses from fair value items, realized losses on investments and other charges. Underlying earnings before tax in 2018 decreased by 8% compared with 2017 to USD 1.4 billion. Results on fair value items amounted to a loss of USD 724 million in 2018, which was primarily related to:

◆	The loss on fair value hedges without an accounting match under IFRS was USD 558 million. This loss was higher than anticipated, mainly due to USD 96 million lower than expected gains as a result of the lack of implied volatility movements during the equity market decline at the end of the year.
◆	The result on fair value hedges with an accounting match amounted to a loss of USD 7 million.
◆	The results on fair value investments amounted to an underperformance of USD 152 million, mainly from lower commodity prices and equity markets, as well as widening credit spreads. This was partly offset by positive revaluations on real estate.

Realized losses on investments were USD 241 million resulting from the sale of US treasuries as part of normal trading activity. Net impairments amounted to USD 10 million, reflecting an impairment of corporate bonds caused by a bankruptcy filing. Income before tax from run-off businesses in 2018 was a loss of USD 16 million, which is in line with expectations following the divestment of the majority of the remainder of these businesses in 2017. Other charges of USD 469 million in 2018 mainly related to USD 150 million transition and conversion charges for the TCS partnership, a USD 166 million charge for a class action litigation settlement with universal life policyholders, a USD 110 million book loss on the divestment of the last remaining substantial block of life reinsurance business, USD 39 million impact from assumption updates, and a USD 32 million addition to the provision for unclaimed property.

Underlying earnings before tax

Underlying earnings before tax in 2018 decreased by 8% compared with 2017 to USD 1.4 billion caused by lower fee revenue due to declining equity markets and net outflows, and unfavorable mortality experience. This was partly offset by expense reductions.

◆	Underlying earnings before tax from Life increased 5% to USD 263 million in 2018 compared with USD 251 million in 2017. This increase was driven by higher investment income and lower expenses, which were largely offset by adverse mortality experience and adverse persistency.
◆	Accident & health underlying earnings before tax decreased to USD 259 million in 2018 compared with USD 284 million in 2017, mainly due to lower favorable morbidity experience.
◆	Underlying earnings before tax from Mutual Funds declined from USD 54 million in 2017 to USD 45 million in 2018. This was caused by higher expenses as a result of changes in the expense allocation between product lines, partly offset by higher fee income from business growth.
◆	Retirement Plans underlying earnings before tax were down 38% to USD 195 million in 2018 compared with USD 315 million in 2017. This was the result of lower fee income from lower asset balances, a lower investment margin, unfavorable mortality, and higher operating expenses as a result of changes in expense allocations between product lines and investment spend to support growth and improve the Workplace experience.
◆	Underlying earnings before tax from Variable Annuities increased by 15% to USD 469 million in 2018 compared with USD 410 million in 2017, driven by lower operating expenses as a result of changes in expense allocations between product lines.
◆	Fixed Annuity underlying earnings before tax decreased by 22% compared with 2017 to USD 114 million in 2018, mainly due to lower investment income, reflecting the continued balance reduction.

Annual Report on Form 20F 2018

115	Financial information Results of operations – Americas

◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 93 million in 2018 compared with USD 99 million in 2017 caused by margin pressure and lower asset balances.
◆	Latin America declined from USD 1 million underlying earnings before tax in 2017 to an underlying loss before tax of USD 2 million, reflecting increased expenses.

Commissions and expenses

Commissions and expenses increased by 17% compared with 2017 to USD 4.8 billion in 2018. Operating expenses increased by 3% compared with 2017 to USD 1.9 billion in 2018 reflecting higher restructuring expenses due to the transition and conversion charges related to the TCS partnership.

Production

Gross deposits increased by 4% in 2018 compared with 2017 to USD 45.2 billion as a result of increases in all business lines, most notably Mutual Funds, Fixed Annuities and Latin America. Net outflows amounted to USD 17.4 billion, mainly caused by Retirement Plans due to a small number of large contract discontinuances and higher participant withdrawals. Variable Annuities and Fixed Annuities saw outflows as these books mature.

New life sales declined by 7% in 2018 to USD 496 million compared with 2017, as a result of lower indexed universal life and term life sales, reflecting a loss of market share due to increased competition. New premium production for accident & health insurance was down by 62% compared with 2017 to USD 312 million in 2018 caused by the strategic decision to exit the travel insurance, affinity and stop loss insurance segments.

Annual Report on Form 20F 2018

116	Financial information Results of operations – Americas

Results 2017 Americas

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
Net underlying earnings	1,158	1,059	9	1,026	956	7
Tax on underlying earnings	401	323	24	355	292	22
Underlying earnings before tax by business
Life	251	174	44	222	157	41
Accident & health	284	218	30	252	197	28
Retirement plans	315	280	13	279	253	11
Mutual funds	54	50	8	48	45	6
Variable annuities	410	393	4	363	355	2
Fixed annuities	145	172	(15)	129	155	(17)
Stable Value Solutions	99	96	3	88	87	1
Latin America	1	1	66	1	1	63
Underlying earnings before tax	1,560	1,382	13	1,381	1,249	11

Fair value items	192	(577)	n.m.	170	(521)	n.m.
Gains/(losses) on investments	177	(14)	n.m.	157	(13)	n.m.
Net impairments	(19)	(33)	44	(17)	(30)	45
Other income/(charges)	(409)	(111)	n.m.	(353)	(100)	n.m.
Run-off businesses	33	60	(44)	30	54	(45)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,535	706	117	1,369	638	115

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	3	48	5	3	45

Income tax	227	(88)	n.m.	198	(80)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(3)	(48)	(5)	(3)	(45)
Net income/(loss)	1,762	618	185	1,567	559	181

Life insurance gross premiums	8,397	8,150	3	7,437	7,363	1
Accident and health insurance premiums	2,388	2,440	(2)	2,115	2,204	(4)
Total gross premiums	10,786	10,590	2	9,553	9,567	-

Investment income	3,803	4,114	(8)	3,368	3,717	(9)
Fees and commission income	2,167	1,828	19	1,919	1,651	16
Other revenues	6	5	20	5	4	18
Total revenues	16,761	16,537	1	14,844	14,940	(1)

Commissions and expenses	4,071	4,532	(10)	3,606	4,095	(12)
of which operating expenses	1,798	1,834	(2)	1,593	1,656	(4)

Annual Report on Form 20F 2018

117	Financial information Results of operations – Americas

	Amounts in USD millions			Amounts in EUR millions
New life sales	2017	2016	%	2017	2016
Life	460	547	(16)	407	494	(18)
Latin America	74	53	39	65	48	37
Total recurring plus 1/10 single	533	600	(11)	472	542	(13)

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
New premium production accident and health insurance	818	895	(9)	725	808	(10)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2017	2016	%	2017	2016	%
Life	7	8	(22)	6	8	(23)
Retirement plans	34,235	35,137	(3)	30,321	31,743	(4)
Mutual funds	5,695	5,467	4	5,043	4,939	2
Variable annuities	3,190	4,375	(27)	2,825	3,952	(29)
Fixed annuities	317	254	25	281	230	22
Latin America	75	10	n.m.	66	9	n.m.
Total gross deposits	43,518	45,251	(4)	38,543	40,881	(6)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2017	2016	%	2017	2016	%
Life	(33)	(40)	19	(29)	(37)	21
Retirement plans	(30,480)	268	n.m.	(26,995)	242	n.m.
Mutual funds	377	38	n.m.	334	34	n.m.
Variable annuities	(2,284)	(125)	n.m.	(2,023)	(113)	n.m.
Fixed annuities	(1,181)	(1,265)	7	(1,046)	(1,143)	8
Latin America	52	1	n.m.	46	1	n.m.
Total net deposits excluding run-off businesses	(33,549)	(1,123)	n.m.	(29,713)	(1,015)	n.m.
Run-off businesses	(382)	(841)	55	(338)	(759)	55
Total net deposits/(outflows)	(33,931)	(1,964)	n.m.	(30,051)	(1,774)	n.m.

	Weighted average rate		Closing rate as of
Exchange rates
Per 1 EUR	2017	2016	December 31, 2017	December 31, 2016
USD	1.1291	1.1069	1.2008	1.0548

Annual Report on Form 20F 2018

118	Financial information Results of operations – Americas

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

Net income

The net income amounted to USD 1.8 billion in 2017, as underlying earnings before tax, gains from fair value items, realized gains, a net gain on divestments, and a benefit from US tax reform were partly offset by other charges which mainly relate to model updates and assumption changes. Underlying earnings before tax in 2017 strongly increased compared with 2016 to USD 1.6 billion. Results on fair value items amounted to a gain of USD 192 million in 2017, which was primarily related to changes to hedging programs to a 100% option based program and real estate investments. Income before tax from run-off businesses in 2017 almost halved compared with 2016 to USD 33 million following the divestment of the majority of run-off businesses in 2017, while realized gains on investments in 2017 amounted to USD 177 million. Net impairments amounted USD 19 million in 2017, primarily related to a single commercial mortgage loan. Other charges of USD 409 million in 2017 mainly related to the impact of model updates and assumption changes related to conversion of the largest block of universal life business to a new model and a provision in anticipation of a possible settlement in connection with an investigation by the US SEC (USD 51 million), which more than offset a net gain on divestments due to the sale of BOLI/ COLI and Payout annuities (USD 250 million) and life reinsurance block (USD 119 million). The benefit from US tax reform amounted to USD 626 million driven by a reduction in deferred tax liabilities.

Underlying earnings before tax

Underlying earnings before tax in 2017 increased by 13% compared with 2016 to USD 1.6 billion. Expense reductions, an improvement in claims experience, and higher fee revenue resulting from favorable equity market performance more than offset net outflows.

◆	Underlying earnings before tax from Life increased to USD 251 million in 2017 compared with USD 174 million in 2016. This increase was mainly driven by an improvement in mortality experience.
◆	Accident & health underlying earnings before tax increased by 30% to USD 284 million in 2017 compared with USD 218 million in 2016, as an improvement in claims experience and expense savings more than offset the negative impact on underlying earnings before tax of product exits.
◆	Underlying earnings before tax from Mutual Funds increased by USD 4 million in 2017 compared with 2016 to USD 54 million. Increased fee income from higher average account balances driven by equity market performance and inflows more than offset increased expenses.
◆	Retirement Plans underlying earnings before tax were up 13% to USD 315 million in 2017 compared with USD 280 million in 2016, primarily driven by increased fee income compared with 2016. This was the result of higher fee revenue from higher asset balances with favorable equity market performance more than offsetting net outflows related to the conversion of the Mercer business to Aegon USA’s platform.
◆	Underlying earnings before tax from Variable Annuities increased by 4% to USD 410 million in 2017 compared with USD 393 million in 2016 , primarily driven by the benefit of expense savings and increased fee income compared with 2016. This was the result of higher fee revenue from higher asset balances with favorable equity market performance more than offsetting net outflows.
◆	Fixed Annuity underlying earnings before tax decreased by 15% in 2017 compared with 2016 to USD 145 million, reflecting the continued balance reduction and unfavorable adjustments of deferred acquisition costs.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 99 million in 2017 compared with USD 96 million in 2016 mainly due to lower hedging costs.
◆	Latin America remained stable at USD 1 million of underlying earnings before tax in 2017.

Annual Report on Form 20F 2018

119	Financial information Results of operations – Americas

Commissions and expenses

Commissions and expenses decreased by 10% compared with 2016 to USD 4.1 billion in 2017 mainly driven by lower sales of life and annuity products. Operating expenses decreased by 2% compared with 2016 to USD 1.8 billion in 2017 as a result of expense savings, which were partly offset by investments in business transformation and project expenses.

Production

Gross deposits decreased by 4% in 2017 compared with 2016 to USD 43.5 billion. Higher gross deposits in Mutual Funds and Latin Americas in 2017 were more than offset by a decline in variable annuity and retirement plan deposits compared with 2016. Decreased variable annuity deposits in 2017 compared with 2016 were caused by lower market demand following the implementation of the Department of Labor Fiduciary Rule, in addition to not following competitors’ pricing changes for some products and partners deciding to offer their own variable annuities solutions. Retirement plan deposits decreased in 2017 compared with 2016, as higher recurring deposits were more than offset by lower takeover deposits. Net outflows amounted to USD 33.9 billion due to contract discontinuances from the business acquired from Mercer. These outflows were in line with guidance provided in 2017, and are driven by the conversion of customers to Aegon USA’s recordkeeping platform.

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

Annual Report on Form 20F 2018

120	Financial information Results of operations – Europe

Introduction Europe

The Results 2018 Europe cover the following operating segments:

The Netherlands, United Kingdom, Central & Eastern Europe, Spain & Portugal.

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

Income statement – Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2018
Net underlying earnings	480	117	64	13	674
Tax on underlying earnings	135	12	8	10	165
Underlying earnings before tax by product segment	615	128	72	24	839
Fair value items	250	59	4	2	315
Gains/(losses) on investments	46	83	1	(1)	129
Net impairments	6	-	(1)	-	5
Other income/(charges)	(132)	(252)	(7)	(18)	(409)
Income/(loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	784	19	69	7	879

Income tax	(136)	20	(8)	(10)	(136)
Net income/(loss)	648	38	60	(3)	743

2018
Revenues
Life insurance gross premiums	1,632	7,509	405	217	9,763
Accident and health insurance premiums	219	29	2	100	351
General insurance premiums	136	-	231	112	479
Total gross premiums	1,987	7,539	638	429	10,592
Investment income	2,265	1,346	48	36	3,695
Fees and commission income	211	198	47	16	473
Other revenues	-	-	-	-	-
Total revenues	4,463	9,083	733	480	14,760

Commissions and expenses	812	704	265	210	1,991
of which operating expenses	703	521	165	106	1,496

Annual Report on Form 20F 2018

121	Financial information Results of operations – Europe

Income statement – Underlying earnings Amounts in EUR millions	The Netherlands [1]	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe [1]
2017
Net underlying earnings	427	96	58	(2)	580
Tax on underlying earnings	130	20	9	6	164
Underlying earnings before tax by product segment	557	116	67	4	744
Fair value items	(31)	(82)	-	-	(113)
Gains/(losses) on investments	184	62	1	-	248
Net impairments	7	-	(2)	-	5
Other income/(charges)	296	40	-	-	336
Income/(loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,013	137	66	4	1,220

Income tax	(196)	(56)	(9)	(6)	(266)
Net income/(loss)	818	81	57	(2)	954

2017
Revenues
Life insurance gross premiums	1,857	9,603	411	208	12,079
Accident and health insurance premiums	203	32	1	83	319
General insurance premiums	148	-	216	103	467
Total gross premiums	2,208	9,635	628	394	12,865
Investment income	2,172	1,517	49	37	3,774
Fees and commission income	326	235	43	17	621
Other revenues	-	-	-	3	3
Total revenues	4,706	11,387	720	450	17,263

Commissions and expenses	930	757	262	192	2,141
of which operating expenses	818	546	152	94	1,610

Income statement – Underlying earnings Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2016
Net underlying earnings	414	89	47	(1)	548
Tax on underlying earnings	119	(30)	9	9	107
Underlying earnings before tax by product segment	534	59	55	8	655
Fair value items	(228)	(7)	-	(1)	(236)
Gains/(losses) on investments	189	153	-	(1)	342
Net impairments	(12)	-	1	-	(10)
Other income/(charges)	44	(678)	(23)	(0)	(658)
Income/(loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	526	(474)	34	6	92

Income tax	(109)	18	(15)	(8)	(114)
Net income/(loss)	418	(456)	19	(2)	(22)

2016
Revenues
Life insurance gross premiums	2,015	9,888	399	191	12,493
Accident and health insurance premiums	210	36	1	73	320
General insurance premiums	266	-	179	92	536
Total gross premiums	2,491	9,924	578	355	13,348
Investment income	2,135	1,661	45	45	3,886
Fees and commission income	350	95	36	14	495
Other revenues	-	-	-	2	2
Total revenues	4,976	11,680	659	416	17,732

Commissions and expenses	975	667	244	172	2,058
of which operating expenses	821	394	143	88	1,445
[1]

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Comparative numbers have been restated accordingly. For further details please refer to page 206.

The results of operations Europe for 2017 and 2016 are based on the figures of the separate operating segments that are further disclosed on the following pages.

Annual Report on Form 20F 2018

122	Financial information Results of operations – Europe

Results 2018 Europe

Amounts in EUR millions	2018	2017 [1]	%
Net underlying earnings	674	580	16
Tax on underlying earnings	165	164	-

Underlying earnings before tax by business/country
The Netherlands	615	557	10
United Kingdom	128	116	10
Central & Eastern Europe	72	67	8
Spain & Portugal	24	4	n.m.
Underlying earnings before tax	839	744	13

Fair value items	315	(113)	n.m.
Gains/(losses) on investments	129	248	(48)
Net impairments	5	5	(6)
Other income/(charges)	(409)	336	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	879	1,220	(28)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	11	6	70
Income tax	(136)	(266)	49
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(11)	(6)	(70)
Net income/(loss)	743	954	(22)

Life insurance gross premiums	9,763	12,079	(19)
Accident and health insurance premiums	351	319	10
General insurance premiums	479	467	3
Total gross premiums	10,592	12,865	(18)

Investment income	3,695	3,774	(2)
Fees and commission income	473	621	(24)
Other revenues	-	3	(98)
Total revenues	14,760	17,263	(14)

Commissions and expenses	1,991	2,141	(7)
of which operating expenses	1,496	1,610	(7)
[1]

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Comparative numbers have been restated accordingly. For further details please refer to page 206.

New life sales
Amounts in EUR millions	2018	2017	%
The Netherlands	101	99	2
United Kingdom	40	37	8
Central & Eastern Europe	83	88	(6)
Spain & Portugal	54	48	11
Total recurring plus 1/10 single	278	273	2

Amounts in EUR million	2018	2017	%
New premium production accident and health insurance	36	39	(8)
New premium production general insurance	121	109	11

Annual Report on Form 20F 2018

123	Financial information Results of operations – Europe

Gross deposits (on and off balance)	2018	2017	%
The Netherlands	10,169	8,061	26
United Kingdom	13,223	17,259	(23)
Central & Eastern Europe	374	323	16
Spain & Portugal	32	36	(11)
Total gross deposits	23,798	25,679	(7)

Net deposits (on and off balance)	2018	2017	%
The Netherlands	1,411	1,067	32
United Kingdom	1,225	4,665	(74)
Central & Eastern Europe	156	176	(11)
Spain & Portugal	(14)	13	n.m.
Total net deposits/(outflows)	2,779	5,921	(53)

	Weighted average rate
Exchange rates
Per 1 EUR	2018	2017
Pound sterling	0.8844	0.8758
Czech koruna	25.6237	26.3165
Hungarian forint	318.2582	308.7564
Polish zloty	4.2594	4.2558
Romanian leu	4.6521	4.5665
Turkish Lira	5.6958	4.1197
Ukrainian Hryvnia	32.1972	30.2092

Annual Report on Form 20F 2018

124	Financial information Results of operations – Europe

Results 2018 Europe

Net income declined by 22% compared with 2017 to EUR 743 million in 2018, as higher underlying earnings before tax and positive fair value items were more than offset by other charges. The impact from model & assumption changes in the Netherlands, restructuring charges in the United Kingdom and the loss on the sale of Aegon Ireland were the main drivers for other charges of EUR 409 million in 2018. Underlying earnings before tax in 2018 increased by 13% compared with 2017 to EUR 839 million, reflecting increases in all regions.

Net income

Net income amounted to EUR 743 million in 2018 compared with EUR 954 million in 2017, as higher underlying earnings before tax and positive fair value items were more than offset by other charges. Other charges of EUR 409 million in 2018 included EUR 111 million for model & assumption changes in the Netherlands, EUR 94 million restructuring expenses in the United Kingdom and a EUR 93 million loss on the sale of Aegon Ireland, and EUR 49 million reserve strengthening in the UK related to the net residual annuity book.

Net income for the Netherlands

Net income from Aegon’s businesses in the Netherlands amounted to EUR 648 million in 2018, largely driven by underlying earnings before tax of EUR 615 million. Results on fair value items increased compared with 2017 to a gain of EUR 250 million in 2018, driven by positive real estate revaluations. Realized gains of EUR 46 million in 2018 were the result of normal trading activity in the investment portfolio. Net impairments amounted to a net recovery of EUR 6 million in 2018. Other charges amounted to EUR 132 million in 2018 and reflect EUR 111 million model & assumption changes, mainly related to updated mortality and lapse assumptions.

Net income for the United Kingdom

Net income from Aegon’s businesses in the United Kingdom amounted to EUR 38 million in 2018. The main driver was the underlying result before tax of EUR 128 million. Gains from fair value items of EUR 59 million were the result of gains on equity hedging programs as a result of lower equity markets where hedges have been set up to protect against such a decline. Realized gains amounted to EUR 83 million in 2018 and reflect optimization of the investment portfolio. Other charges amounted to EUR 252 million, mainly caused by EUR 93 million loss on the sale of Aegon Ireland, EUR 75 million integration expenses for Cofunds and Blackrock’s DC business as well as EUR 19 million transition and conversion charges related to the agreement with Atos for administration services, and a EUR 49 million reserve strengthening related to the residual annuity book.

Net income for Central & Eastern Europe

Net income from Aegon’s businesses in Central & Eastern Europe (CEE) amounted to EUR 60 million in 2018 and reflect underlying earnings before tax of EUR 72 million mainly offset by other charges of EUR 72 million and income taxes of EUR 8 million.

Net income for Spain & Portugal

Net income from Aegon’s businesses in Spain & Portugal amounted to a loss of EUR 3 million in 2018 as underlying earnings before tax of EUR 24 million were more than offset by EUR 18 million other charges, reflecting a restructuring charge in Aegon’s own business in Spain, and income tax of EUR 10 million.

Underlying earnings before tax

Underlying earnings before tax in 2018 increased by 13% compared with 2017 to EUR 839 million as a result of growth in all regions.

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2018 increased by 10% compared with 2017 to EUR 615 million.

◆	Underlying earnings before tax from Life increased by 15% compared with 2017 to EUR 460 million, driven by a higher investment margin, reflecting a shift to higher-yielding assets.
◆	Underlying earnings before tax from Non-life were up by 18% compared with 2017 to EUR 40 million, due to improved disability underwriting results, reflecting higher provision releases.
◆	Banking’s underlying earnings before tax increased by 32% compared with 2017 to EUR 103 million, driven by a higher net interest margin as a result of balance sheet growth and lower funding costs. This was partly offset by higher expenses in line with the bank’s growth.
◆	Underlying earnings before tax from the Service business decreased by 75% compared with 2017 to EUR 11 million. The decrease was caused by the loss of earnings due to sale of UMG, and investments in new digital propositions.

Annual Report on Form 20F 2018

125	Financial information Results of operations – Europe

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom increased by 10% compared with 2017 to EUR 128 million in 2018.

◆	Underlying earnings before tax from Existing Business declined by 14% compared with 2017 to EUR 107 million in 2018, reflecting net outflows, including upgrades to the digital platform, and lower investment income following bond sales.
◆	Underlying earnings before tax from Digital Solutions improved from a loss of EUR 8 million in 2017 to a profit of EUR 21 million in 2018. This was driven by higher fee income as a result of new business inflows and upgrades to the platform, as well as the realization of cost synergies related to the Cofunds integration.

Underlying earnings before tax for Central & Eastern Europe

Underlying earnings before tax from Central & Eastern Europe increased to EUR 72 million in 2018, up 8% compared with 2017. This increase was primarily driven by business growth, most notably in Turkey and Hungary.

Underlying earnings before tax for Spain & Portugal

Underlying earnings before tax from Spain & Portugal increased from EUR 4 million in 2017 to EUR 24 million in 2018, driven by portfolio growth and better underwriting results in the joint ventures with Santander and lower expenses in Aegon’s own business, reflecting the restructuring program, while 2017 included one-time expenses.

Commissions and expenses

Commissions and expenses decreased by 7% compared with 2017 to EUR 1,991 million in 2018. Operating expenses declined by 7% compared with 2017 to EUR 1,496 million in 2018.

Commissions and expenses for the Netherlands

Commissions and expenses decreased by 13% compared with 2017 to EUR 812 million in 2018. Operating expenses were down by 14% compared with 2017 to EUR 703 million in 2018, reflecting the sale of UMG in the fourth quarter of 2017 and expense savings in the insurance businesses. This was partly offset by investments in new digital propositions.

Commissions and expenses for the United Kingdom

Commissions and expenses decreased by 7% compared with 2017 to EUR 704 million in 2018. Operating expenses decreased by 5% compared with 2017 to EUR 521 million in 2018, as higher restructuring expenses were more than offset by the realization of cost synergies and the sale of Aegon Ireland.

Commissions and expenses for Central & Eastern Europe

Commissions and expenses increased by 1% compared with 2017 to EUR 265 million in 2018. Operating expenses increased by 9%

compared with 2017 to EUR 165 million in 2018, reflecting the growth of the business.

Commissions and expenses for Spain & Portugal

Commissions and expenses increased by 9% compared with 2017 to EUR 210 million in 2018. Operating expenses increased by 13% compared with 2017 to EUR 106 million in 2018, mainly reflecting the restructuring expenses for Aegon’s own business, partly offset by expense reductions and the non-recurrence of one-time expense items.

Production

Gross deposits decreased by 7% compared with 2017 to EUR 23.8 billion in 2018, primarily caused by lower platform flows in the United Kingdom.

New life sales increased by 2% compared with 2017 to EUR 278 million in 2018, driven by higher protection sales in the United Kingdom. New premium production for accident & health insurance decreased by 8% compared with 2017 to EUR 36 million in 2018, as 2017 included one-time higher sales in the Netherlands following legislative changes. New premium production in property & casualty insurance increased compared with 2017 to EUR 121 million in 2018, mainly driven by growth in Hungary.

Production for the Netherlands

Gross deposits increased by 26% compared with 2017 to EUR 10.2 billion in 2018, mainly driven by the growth of Knab, Aegon’s online bank. New life sales were up by 2% compared with 2017 to EUR 101 million in 2018, as a result of higher immediate annuity sales and pension indexation premiums.

Production for the United Kingdom

Gross deposits decreased by 23% compared with 2017 to EUR 13.2 billion in 2018, due to lower retail and institutional platform flows. New life sales rose by 8% compared with 2017 to EUR 40 million in 2018, due to higher protection sales.

Production for Central & Eastern Europe

Gross deposits increased by 16% compared with 2017 to EUR 374 million in 2018, driven by higher pension deposits in Romania, Poland, Hungary and Slovakia. New life sales declined by 6% compared with 2017 to EUR 83 million in 2018, reflecting adverse currency movements.

Production for Spain & Portugal

Gross deposits decreased by 11% in 2018 compared with 2017 to EUR 32 million, driven by lower sales of savings products. New life sales in Spain & Portugal in 2017 increased by 11% compared with 2017 and amounted to EUR 54 million, driven by increasing sales through the joint venture with Banco Santander.

Annual Report on Form 20F 2018

126	Financial information Results of operations – Europe

Results 2017 Europe

Amounts in EUR millions	2017 [1]	2016 [1]	%
Net underlying earnings	580	548	6
Tax on underlying earnings	164	107	54

Underlying earnings before tax by business/country
The Netherlands	557	534	4
United Kingdom	116	59	98
Central & Eastern Europe	67	55	20
Spain & Portugal	4	8	(47)
Underlying earnings before tax	744	655	14

Fair value items	(113)	(236)	52
Gains/(losses) on investments	248	342	(27)
Net impairments	5	(10)	n.m.
Other income/(charges)	336	(658)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,220	92	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	6	7	(16)
Income tax	(266)	(114)	(133)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(6)	(7)	16
Net income/(loss)	954	(22)	n.m.

Life insurance gross premiums	12,079	12,493	(3)
Accident and health insurance premiums	319	320	-
General insurance premiums	467	536	(13)
Total gross premiums	12,865	13,348	(4)

Investment income	3,774	3,886	(3)
Fees and commission income	621	495	25
Other revenues	3	2	38
Total revenues	17,263	17,732	(3)

Commissions and expenses	2,141	2,058	4
of which operating expenses	1,610	1,445	11

[1]  Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Comparative numbers have been restated accordingly. For further details please refer to page 206.

New life sales Amounts in EUR millions	2017	2016	%
The Netherlands	99	111	(11)
United Kingdom	37	66	(44)
Central & Eastern Europe	88	83	6
Spain & Portugal	48	39	23
Total recurring plus 1/10 single	273	299	(9)

Amounts in EUR million	2017	2016	%
New premium production accident and health insurance	39	34	14
New premium production general insurance	109	94	16

Annual Report on Form 20F 2018

127	Financial information Results of operations – Europe

Gross deposits (on and off balance)	2017	2016	%
The Netherlands	8,061	6,686	21
United Kingdom	17,259	5,791	n.m.
Central & Eastern Europe	323	265	22
Spain & Portugal	36	31	15
Total gross deposits	25,679	12,773	n.m.

Net deposits (on and off balance)	2017	2016	%
The Netherlands	1,067	1,909	(44)
United Kingdom	4,665	(846)	n.m.
Central & Eastern Europe	176	176	-
Spain & Portugal	13	20	(37)
Total net deposits/(outflows)	5,921	1,260	n.m.

	Weighted average rate
Exchange rates
Per 1 EUR	2017		2016
Pound sterling	0.8758		0.8187
Czech koruna	26.3165		27.0184
Hungarian forint	308.7564		310.9128
Polish zloty	4.2558		4.3616
Romanian leu	4.5665		4.4889
Turkish Lira	4.1197		3.3426
Ukrainian Hryvnia	30.2092		28.3029

Annual Report on Form 20F 2018

128	Financial information Results of operations – Europe

Results 2017 Europe

Net income improved to EUR 954 million in 2017 compared with 2016 driven by Other income and higher underlying earnings before tax. The gain on the sale of the insurance broker UMG in the Netherlands was the main driver behind Other income of EUR 336 million. Underlying earnings before tax in 2017 increased compared with 2016 to EUR 744 million. This was mainly the result of higher results in the United Kingdom, reflecting higher fee income.

Net income

Net income amounted to EUR 954 million in 2017 compared to a loss of EUR 22 million in 2016. Drivers of this improvement were Other income, improved results of fair value items and a higher underlying earnings before tax. Other income of EUR 336 million in 2017 included a gain on the sale of UMG in the Netherlands, while the sale of the majority of the UK annuity portfolio was the main driver behind Other charges of EUR 658 million in 2016.

Net income for the Netherlands

Net income from Aegon’s businesses in the Netherlands amounted to EUR 818 million in 2017, largely driven by underlying earnings before tax of EUR 557 million. Results on fair value items improved compared with 2016 to a gain of EUR 30 million in 2017, as positive real estate revaluations and the positive result from the mismatch on an IFRS basis between interest rate hedges, on the mortgage portfolio and the underlying mortgages were offset by losses on credit spread and interest rate hedges due to a mismatch on an IFRS basis between the valuation of hedges and liabilities. Realized gains of EUR 184 million in 2017 were the result of asset-liability management adjustments and normal trading activity in the investment portfolio. Impairments amounted to EUR 17 million in 2017 and were mostly driven by a loan loss provision related to growing consumer loan origination. Other income amounted to EUR 296 million in 2017. This reflects the EUR 208 million gain on the sale of UMG and EUR 101 million positive assumption changes and model updates mainly related to the guarantee provision in the Netherlands.

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

Underlying earnings before tax

Underlying earnings before tax in 2017 increased by 8% compared with 2016 to EUR 744 million. This was driven by higher fee income in the United Kingdom and growth in CEE.

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2017 decreased by 2% compared with 2016 to EUR 557 million.

◆	Underlying earnings before tax from Life & Savings declined by 2% compared with 2016 to EUR 301 million, reflecting lower investment income in Life, partly offset by a higher interest margin in Savings.
◆	Underlying earnings before tax from Pensions decreased by 9% compared with 2016 to EUR 209 million, mainly due to lower investment income.
◆	The results from the Non-life business increased from EUR 1 million in 2016 to EUR 30 million in 2017. The main drivers were favorable claims experience, in part due to management actions, and one-time claims provision releases.
◆	Underlying earnings before tax from the Distribution business decreased compared with 2016 to EUR 17 million.

The decrease was caused by the sale of UMG and pressure on fee income due to increased competition.

Annual Report on Form 20F 2018

129	Financial information Results of operations – Europe

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom amounted to EUR 116 million in 2017.

◆	Underlying earnings before tax from Life increased in 2017 compared with 2016 to EUR 65 million, reflecting higher results on inflation-linked bonds and growth in the protection business.

◆	Underlying earnings before tax from Pensions improved from EUR 9 million in 2016 to EUR 51 million in 2017. This was driven by higher fee income from favorable equity markets and net inflows, as well as the inclusion of Cofunds in 2017.

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

Commissions and expenses for the Netherlands

Commissions and expenses decreased by 5% compared with 2016 to EUR 930 million in 2017. Operating expenses were down by 0% compared with 2016 to EUR 818 million in 2017, reflecting the sale of UMG. Expense savings in the insurance businesses were more than offset by investments in growth.

Commissions and expenses for the United Kingdom

Commissions and expenses increased by 13% in 2017 to EUR 757 million compared with 2016. Operating expenses increased by 39% in 2017 to EUR 546 million compared with 2016, mainly due to the inclusion of Cofunds and BlackRock’s defined contribution business and integration of related activities.

Commissions and expenses for Central & Eastern Europe

Commissions and expenses increased by 7% compared with 2016 to EUR 262 million in 2017. Operating expenses increased by 6% compared with 2016 to EUR 152 million in 2017, reflecting the growth of the business and higher variable personnel expenses.

Commissions and expenses for Spain & Portugal

Commissions and expenses increased by 12% compared with 2016 to EUR 192 million in 2017. Operating expenses increased by 7% compared with 2016 to EUR 94 million in 2017, mainly resulting from the growth of Aegon’s joint ventures with Santander and project-related expenses, severance costs and the write-down of an IT system.

Production

Gross deposits increased from EUR 12.8 billion in 2016 to EUR 25.7 billion in 2017. The increase compared with 2016 was primarily driven by the higher platform sales in the United Kingdom.

New life sales declined by 9% compared with 2016 to EUR 273 million in 2017. The decline compared with 2016 was mainly the result of the sale of the annuity business in the United Kingdom. New premium production for general and accident & health insurance increased compared with 2016 to EUR 148 million in 2017.

Production for the Netherlands

Gross deposits increased by 21% compared with 2016 to EUR 8.1 billion in 2017, mainly driven by the growth of Knab, Aegon’s online bank. New life sales declined compared with 2016 to EUR 99 million in 2017, caused by lower DB pension sales and individual life sales. Premium production for accident & health increased compared with 2016 to EUR 16 million in 2017, while property & casualty insurance production decreased compared with 2016 to EUR 15 million in 2017.

Production for the United Kingdom

Gross deposits increased from EUR 5.8 billion in 2016 to EUR 17.2 billion in 2017 as a result of higher platform sales, reflecting the inclusion of Cofunds. New life sales decreased compared with 2016 to EUR 37 million in 2017, mainly due to the sale of the majority of the annuity business in the second half of 2016.

Production for Central & Eastern Europe

In Central & Eastern Europe, new life sales in 2017 increased compared with 2016 to EUR 88 million, driven by sales growth in Turkey. For the property & casualty insurance business, there were higher sales compared with 2016 amounting to EUR 64 million in 2017, reflecting the acquisition of a portfolio in Hungary.

Production for Spain & Portugal

New life sales in Spain & Portugal in 2017 increased by 23% compared with 2016 and amounted to EUR 48 million, driven by increasing sales through the joint venture with Banco Santander. Property & casualty insurance and accident & health insurance sales increased compared with 2016 to EUR 53 million in 2017, also as a result of higher sales from the joint ventures with Santander.

Annual Report on Form 20F 2018

130	Financial information Results of operations – Asia

Results 2018 Asia

	Amounts in USD millions			Amounts in EUR millions
	2018	2017	%	2018	2017	%
Net underlying earnings	30	7	n.m.	25	6	n.m.
Tax on underlying earnings	35	48	(27)	30	43	(31)
Underlying earnings before tax by business/country
High net worth businesses	71	67	7	60	59	2
Aegon Insights	9	10	(15)	7	9	(18)
Strategic partnerships	(15)	(21)	29	(13)	(19)	32
Underlying earnings before tax	65	55	17	55	49	12

Fair value items	3	(1)	n.m.	3	(0)	n.m.
Gains/(losses) on investments	(10)	5	n.m.	(8)	4	n.m.
Net impairments	(7)	(1)	n.m.	(5)	(1)	n.m.
Other income/(charges)	(9)	(21)	59	(7)	(19)	61
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	43	38	14	36	33	9

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	15	19	(19)	13	16	(23)

Income tax	(29)	(32)	7	(25)	(28)	11
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(15)	(19)	19	(13)	(16)	23
Net income/(loss)	13	6	117	11	5	107

Life insurance gross premiums	921	1,110	(17)	779	983	(21)
Accident and health insurance premiums	111	110	1	94	97	(4)
Total gross premiums	1,032	1,220	(15)	873	1,080	(19)

Investment income	317	277	14	268	246	9
Fees and commission income	68	72	(4)	58	63	(8)
Other revenues	2	1	n.m.	2	1	n.m.
Total revenues	1,419	1,569	(10)	1,201	1,390	(14)

Commissions and expenses	273	257	6	231	228	1
of which operating expenses	187	176	7	159	155	2

Annual Report on Form 20F 2018

131	Financial information Results of operations – Asia

	Amounts in USD millions			Amounts in EUR millions
New life sales	2018	2017	%	2018	2017	%
High net worth businesses	53	84	(38)	45	75	(40)
Strategic partnerships	92	86	7	78	76	2
Total recurring plus 1/10 single	144	170	(15)	122	151	(19)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2018	2017	%	2018	2017	%
Strategic partnerships – China	3	3	-	3	3	(5)
Strategic partnerships – Japan	148	247	(40)	125	219	(43)
Total gross deposits	151	250	(40)	128	222	(42)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2018	2017	%	2018	2017	%
Strategic partnerships – China	4	-	n.m.	3	-	n.m.
Strategic partnerships – Japan	5	146	(97)	4	129	(97)
Total net deposits/(outflows)	8	146	(94)	7	129	(95)

	Amounts in USD millions			Amounts in EUR millions
	2018	2017	%	2018	2017	%
New premium production accident and health insurance	9	14	(34)	8	12	(37)

	Weighted average rate
Exchange rates
Per 1 EUR	2018	2017
US dollar	1.1816	1.1291
Chinese Yuan Renminbi	7.8079	7.6520

Annual Report on Form 20F 2018

132	Financial information Results of operations – Asia

Results 2018 Asia

Net income in 2018 increased by USD 7 million to USD 13 million in 2018 compared with 2017. This was mainly driven by improved underlying earnings before tax. Underlying earnings before tax improved by USD 10 million to USD 65 million in 2018 compared with 2017. This was mainly driven by improved underlying earnings before tax and lower other charges, partly offset by losses and impairments on investments. Gross deposits decreased to USD 151 million in 2018 compared with USD 250 million in 2017, primarily due to lower variable annuity sales in Japan as a result from a shrinking market due to the low interest rate environment. New life sales amounted to USD 144 million for 2018, and mainly related to the critical illness product in China and universal life sales from the High Net Worth business.

Net income

Net income improved from USD 6 million in 2017 to USD 13 million in 2018, mainly due to increased underlying earnings before tax in the High Net Worth business and Strategic partnerships. Fair value gains improved from a loss of USD 1 million 2017 to a gain of USD 3 million in 2018 due to hedging gains in Japan. Realized losses amounted to USD 10 million in 2018 compared with a USD 5 million realized gains in 2017 due to portfolio rebalancing on available for sale assets in the High Net Worth businesses to achieve higher yields. Other charges improved to USD 9 million in 2018 compared with USD 21 million in 2017 as a result of a lower impact of assumption changes and model updates. Income tax decreased to USD 29 million in 2018 compared with USD 32 million in 2017.

Underlying earnings before tax

In Asia, underlying earnings before tax improved by 17% compared with 2017 to USD 65 million in 2018.

◆	Underlying earnings before tax from the High Net Worth businesses in Hong Kong and Singapore increased to USD 71 million in 2018, compared with USD 67 million in 2017. This increase was mainly the result of a benefit related to higher investment yields and favorable claims experience.
◆	Underlying earnings before tax in Aegon Insights decreased to USD 9 million in 2018 compared with USD 10 million in 2017 as lower operating expenses were more than offset by a reduced size of the in-force business, and by favorable one-time reserve and fee adjustments in 2017.
◆	Losses from Strategic partnerships improved to USD 15 million in 2018 compared with USD 21 million in 2017 mainly a result of business growth and lower new business related expenses in Japan and India, partially offset by higher operating expenses due to higher sales in China.

Commissions and expenses

Commissions and expenses increased to EUR 273 million in 2018 compared with EUR 257 million in 2017. Operating expenses increased by 7% in 2018 compared with 2017 to USD 187 million. The increase in operating expenses was mainly driven by strong sales in China and investments in the High Net Worth businesses.

Production

New life sales decreased by 15% in 2018 to USD 144 million compared with 2017.

◆	In the High Net Worth businesses in Hong Kong and Singapore, new life sales were down 38% to USD 53 million in 2018, compared with USD 84 million in 2017. This decrease was mainly the result of higher cost of premium financing for customers as short-term interest rates rose.
◆	New life sales in Strategic Partnerships were up 7% to USD 92 million in 2018 compared with 2017 due to strong sales in China that was mainly driven by the critical illness product. Gross deposits in Asia declined to USD 151 million in 2018 compared with USD 250 million in 2017 as variable annuity sales in Japan continue to be impacted by a shrinking market due to the low interest rate environment.

Annual Report on Form 20F 2018

133	Financial information Results of operations – Asia

Results 2017 Asia

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
Net underlying earnings	7	(7)	n.m.	6	(6)	n.m.
Tax on underlying earnings	48	30	59	43	27	56
Underlying earnings before tax by business/country
High net worth businesses	67	61	9	59	55	6
Aegon Insights	10	1	n.m.	9	1	n.m.
Strategic partnerships	(21)	(39)	45	(19)	(35)	46
Underlying earnings before tax	55	23	136	49	21	131

Fair value items	(1)	(10)	95	-	(9)	95
Gains/(losses) on investments	5	9	(47)	4	8	(48)
Net impairments	(1)	(1)	48	(1)	(1)	49
Other income/(charges)	(21)	(6)	n.m.	(19)	(5)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	38	16	141	33	14	136

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	2	n.m.	16	2	n.m.

Income tax	(32)	(30)	(6)	(28)	(27)	(4)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	(2)	n.m.	(16)	(2)	n.m.
Net income/(loss)	6	(14)	n.m.	5	(13)	n.m.

Life insurance gross premiums	1,110	1,240	(11)	983	1,121	(12)
Accident and health insurance premiums	110	115	(5)	97	104	(6)
Total gross premiums	1,220	1,355	(10)	1,080	1,225	(12)

Investment income	277	257	8	246	232	6
Fees and commission income	72	67	6	63	61	4
Total revenues	1,569	1,680	(7)	1,390	1,517	(8)

Commissions and expenses	257	257	-	228	232	(2)
of which operating expenses	176	161	9	155	146	7

Annual Report on Form 20F 2018

134	Financial information Results of operations – Asia

	Amounts in USD millions			Amounts in EUR millions
New life sales	2017	2016	%	2017	2016	%
High net worth businesses	84	88	(4)	75	79	(6)
Strategic partnerships	86	54	60	76	49	56
Total recurring plus 1/10 single	170	142	20	151	128	18

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2017	2016	%	2017	2016	%
Strategic partnerships – China	3	7	(57)	3	6	(58)
Strategic partnerships – Japan	247	330	(25)	219	298	(27)
Total gross deposits	250	337	(26)	222	304	(27)

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2017	2016	%	2017	2016	%
Strategic partnerships – China	-	5	n.m.	-	4	n.m.
Strategic partnerships – Japan	146	282	(48)	129	255	(49)
Total net deposits/(outflows)	146	287	(49)	129	259	(50)

	Amounts in USD millions			Amounts in EUR millions
	2017	2016	%	2017	2016	%
New premium production accident and health insurance	14	19	(27)	12	17	(28)

				Weighted average rate
Exchange rates
Per 1 EUR				2017	2016
US dollar				1.1291	1.1069
Chinese Yuan Renminbi				7.6520	7.3364

Annual Report on Form 20F 2018

135	Financial information Results of operations – Asia

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

Annual Report on Form 20F 2018

136	Financial information Results of operations – Aegon Asset Management

Results 2018 Aegon Asset Management

Amounts in EUR millions	2018	2017	%
Net underlying earnings	113	94	20

Tax on underlying earnings	39	42	(7)

Underlying earnings before tax by business/country
Americas	62	59	5
Europe	31	31	(1)
Rest of World	(10)	(7)	(33)
Strategic partnerships	69	53	29
Underlying earnings before tax	151	136	12

Fair value items	–	–	n.m.
Gains/(losses) on investments	2	3	(40)
Net impairments	–	–	n.m.
Other income/(charges)	(5)	(49)	91
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	149	90	65

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	22	17	27

Income tax	(44)	(42)	(3)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(22)	(17)	(27)
Net income/(loss)	105	48	119

Management fees	492	473	4
Performance fees	33	36	(8)
Other	65	67	(4)
Total revenues	589	576	2

Commissions and expenses	488	481	2
of which operating expenses	439	444	(1)

Cost/income ratio	74.5%	77.1%

Amounts in EUR millions	2018	2017	%
Gross flows external third-party
Americas	9,619	10,567	(9)
Europe	12,292	10,419	18
Rest of World [1]	(72)	127	n.m.
Strategic partnerships	37,657	40,220	(6)
Total gross flows external third-party	59,495	61,332	(3)

Net flows external third-party
Americas	1,267	1,913	(34)
The Netherlands	6,648	3,256	104
United Kingdom	(3,370)	(6,770)	50
Rest of World [1]	(566)	167	n.m.
Strategic partnerships	3,547	8,345	(57)
Total net flows external third-party	7,526	6,913	9

[1] Rest of world include intragroup eliminations from internal sub-advised agreements

	Weighted average rate
Exchange rates
Per 1 EUR	2018	2017
US dollar	1.1816	1.1291
Pound sterling	0.8844	0.8758
Hungarian forint	318.2582	308.7564
Chinese Yuan Renminbi	7.8079	7.6520

Annual Report on Form 20F 2018

137	Financial information Results of operations – Aegon Asset Management

Results 2018 Aegon Asset Management

Net income in 2018 increased to EUR 105 million compared with EUR 48 million in 2017 as a result of higher underlying earnings before tax compared with 2017 and the fact that 2017 contained a provision related to the settlement with the SEC. Gross flows in external third-party asset management decreased by 3% to EUR 59.5 billion in 2018 compared with 2017. Higher gross inflows in the Netherlands were more than offset by lower gross inflows in Strategic partnerships, the Americas the UK. Inflows in Strategic partnerships in 2017 included a single large mandate won by Aegon’s strategic partner LBPAM.

Net income

Net income in 2018 increased by 119% compared with 2017 to EUR 105 million. This was partly driven by higher underlying earnings before tax in 2018 compared with 2017. In addition, 2017 included a provision related to the settlement with the SEC totalling EUR 40 million.

Underlying earnings before tax

Underlying earnings before tax increased by 12% in 2018 compared with 2017 to EUR 151 million. This increase was mainly driven by higher underlying earnings before tax in 2018 compared with 2017 from Strategic partnerships and the Netherlands.

◆	Americas underlying earnings before tax increased to EUR 62 million in 2018, compared with EUR 59 million in 2017, mainly driven by higher management and origination fees, in addition to expense savings in 2018 compared with 2017.
◆	Underlying earnings before tax from Europe in 2018 decreased by EUR 1 million to EUR 30 million compared with 2017, as expense savings and higher management fee income in 2018 compared with 2017 in the Netherlands were more than offset by lower management fees in the United Kingdom.
◆	Rest of World underlying earnings before tax in 2018 decreased by EUR 3 million compared with 2017 to a loss of EUR 10 million.
◆	Underlying earnings before tax from Strategic partnerships increased by EUR 16 million compared with 2017 to EUR 69 million in 2018. Aegon’s Chinese asset management joint venture AIFMC had higher management and performance fee income in 2018 compared with 2017.

Commissions and expenses

Commissions and expenses increased by 2% in 2018 compared with 2017 to EUR 488 million. Operating expenses decreased by 1% in 2018 compared with 2017 to EUR 439 million. This decrease was mainly driven by lower expenses in the Americas and the United Kingdom as a result of continued strong expense control. These were partly offset by higher personnel expenses in China as a result of its strong performance. The cost/income ratio in 2018 improved by 2 percentage points compared with 2017 to 75%, as result from lower expenses and higher revenues in 2018 compared with 2017. Annualized operating expenses as a percentage of average assets under management remained stable at 14 basis points in 2018 compared with 2017.

Production

Gross inflows in external third-party decreased by 3% in 2018 to EUR 59.5 billion compared with 2017. Higher gross inflows in the Netherlands were more than offset by lower gross inflows in Strategic partnerships, the Americas and the UK. In addition, gross inflows in 2017 included a single large mandate won by Aegon’s strategic partner LBPAM.

Net external third-party inflows in 2018 increased compared with 2017 to EUR 7.5 billion, as higher net flows in the Netherlands were partly offset by net outflows in the United Kingdom and lower net inflows in Strategic partnerships and the Americas.

Assets under management

Assets under management decreased by EUR 2 billion in 2018 to EUR 316 billion compared with the start of 2018. Net inflows in external third-party and favorable currency movements were more than offset by outflows in the general account, outflows in affiliates, and unfavorable market movements.

Annual Report on Form 20F 2018

138	Financial information Results of operations – Aegon Asset Management

Results 2017 Aegon Asset Management

Amounts in EUR millions	2017	2016	%
Net underlying earnings	94	99	(5)

Tax on underlying earnings	42	50	(16)

Underlying earnings before tax by business/country
Americas	59	55	6
Europe	31	44	(29)
Rest of World	(7)	(4)	(84)
Strategic partnerships	53	54	(1)
Underlying earnings before tax	136	149	(9)

Fair value items	-	-	n.m.
Gains/(losses) on investments	3	3	6
Net impairments	-	(5)	n.m.
Other income/(charges)	(49)	(2)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	90	145	(38)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	17	19	(7)

Income tax	(42)	(48)	11
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(17)	(19)	7
Net income/(loss)	48	97	(51)

Management fees	473	503	(6)
Performance fees	36	34	4
Other	67	63	7
Total revenues	576	601	(4)

Commissions and expenses	481	486	(1)
of which operating expenses	444	451	(2)

Cost/income ratio	77.1%	75.1%

Amounts in EUR millions	2017	2016	%
Gross flows external third-party
Americas	10,567	4,536	133
Europe	10,419	9,487	10
Rest of World [1]	127	(317)	n.m.
Strategic partnerships	40,220	32,660	23
Total gross flows external third-party	61,332	46,366	32

Net flows external third-party
Americas	1,913	499	n.m.
The Netherlands	3,256	3,669	(11)
United Kingdom	(6,770)	(865)	n.m.
Rest of World [1]	167	62	170
Strategic partnerships	8,345	(402)	n.m.
Total net flows external third-party	6,913	2,964	133

[1]	Rest of world include intragroup eliminations from internal sub-advised agreements

	Weighted average rate
Exchange rates
Per 1 EUR	2017	2016
US dollar	1.1291	1.1069
Pound sterling	0.8758	0.8187
Hungarian forint	308.7564	310.9128
Chinese Yuan Renminbi	7.6520	7.3364

Annual Report on Form 20F 2018

139	Financial information Results of operations – Aegon Asset Management

Results 2017 Aegon Asset Management

Net income in 2017 decreased compared with 2016 to EUR 48 million as a result of lower underlying earnings before tax compared with 2016 and a provision taken for a potential settlement with the SEC. Lower underlying earnings before tax in 2017 compared with 2016 was mainly the result of lower management fees in the United Kingdom. Gross flows in external third-party asset management increased by 32% to EUR 61.3 billion in 2017 compared with 2016, mainly driven by higher gross inflows in the US, the Netherlands and Strategic partnerships.

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

◆	Americas underlying earnings before tax increased to EUR 59 million in 2017, compared with EUR 55 million in 2016, as lower expenses more than offset lower management fee income in 2017 compared with 2016.
◆	Underlying earnings before tax from Europe in 2017 decreased by EUR 13 million to EUR 31 million compared with 2016, as higher management fee income in the Netherlands was more than offset by lower management fees in the United Kingdom and higher expenses in the Netherlands in 2018 compared with 2017.
◆	Rest of World underlying earnings before tax in 2017 decreased by EUR 3 million compared with 2016 to a loss of EUR 7 million.
◆	Underlying earnings before tax from Strategic partnerships decreased by EUR 1 million compared with 2016 to EUR 53 million in 2017. Aegon’s Chinese asset management joint venture AIFMC had lower performance fee income in 2017 compared with 2016. This was partly offset by higher underlying earnings before tax from French joint venture La Banque Postale Asset Management in 2017 compared with 2016.

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

Production

Gross inflows in external third-party increased by 32% in 2017 to EUR 61.3 billion compared with 2016. This was mainly the result of higher gross flows in Strategic partnerships in 2017 compared with 2016, and higher gross flows in the US and the Netherlands.

Net external third-party inflows in 2017 increased compared with 2016 to EUR 6.9 billion, as higher net flows in Strategic partnerships and the Americas were partly offset by net outflows in the United Kingdom and lower net inflows in the Netherlands.

Assets under management

Assets under management decreased by EUR 14 billion in 2017 to EUR 318 billion compared with the start of 2017. Favorable market movements and net inflows in external third-party were more than offset by outflows in the general account, primarily resulting from the divestment of the majority of the run-off businesses in the US, outflows in affiliates, and unfavorable currency movements.

Annual Report on Form 20F 2018

140	Consolidated financial statements of Aegon N.V. Exchange rates

Exchange rates

Exchange rates at December 31,

			2018			2017			2016
		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1	EUR	-	1.1432	0.8976	-	1.2008	0.8877	-	1.0548	0.8536
1	USD	0.8747	-	0.7852	0.8328	-	0.7393	0.9480	-	0.8093
1	GBP	1.1141	1.2736	-	1.1265	1.3527	-	1.1715	1.2357	-

Weighted average exchange rates

			2018			2017			2016
		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1	EUR	-	1.1816	0.8844	-	1.1291	0.8758	-	1.1069	0.8187
1	USD	0.8463	-	0.7485	0.8857	-	0.7757	0.9034	-	0.7396
1	GBP	1.1307	1.3360	-	1.1418	1.2892	-	1.2214	1.3520	-

Annual Report on Form 20F 2018

141	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2018	2017	2016
Premium income	6	19,316	22,826	23,453
Investment income	7	7,035	7,338	7,788
Fee and commission income	8	2,558	2,802	2,408
Other revenues		5	7	7
Total revenues		28,914	32,973	33,655

Income from reinsurance ceded	9	3,740	4,288	3,687
Results from financial transactions	10	(11,701)	20,250	15,753
Other income	11	8	540	66
Total income		20,961	58,052	53,162

Premiums paid to reinsurers	6	2,663	3,431	3,176
Policyholder claims and benefits	12	10,557	45,599	41,974
Profit sharing and rebates	13	23	23	49
Commissions and expenses	14	6,224	5,925	6,351
Impairment charges/(reversals)	15	78	42	95
Interest charges and related fees	16	507	435	347
Other charges	17	375	235	700
Total charges		20,427	55,689	52,693
Income before share in profit/(loss) of joint ventures, associates and tax		535	2,363	470
Share in profit/(loss) of joint ventures		210	161	137
Share in profit/(loss) of associates		6	11	3
Income/(loss) before tax		751	2,534	610
Income tax (expense)/benefit	18	(40)	(65)	(172)
Net income/(loss)		711	2,469	438

Net income/(loss) attributable to:
Owners of Aegon N.V.		710	2,469	437
Non-controlling interests		1	-	-

Earnings per share (EUR per share)	19
Basic earnings per common share		0.29	1.14	0.15
Basic earnings per common share B		0.01	0.03	-
Diluted earnings per common share		0.29	1.14	0.15
Diluted earnings per common share B		0.01	0.03	-

Annual Report on Form 20F 2018

142	Consolidated financial statements of Aegon N.V.

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2018	2017	2016
Net income/(loss)	711	2,469	438

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(32)	8	8
Remeasurements of defined benefit plans	(134)	224	(392)
Income tax relating to items that will not be reclassified	(8)	(166)	86

Items that may be reclassified subsequently to profit or loss:
Gains/(losses) on revaluation of available-for-sale investments	(2,138)	1,283	854
(Gains)/losses transferred to income statement on disposal and impairment of available-for- sale investments	66	(1,330)	(2,122)
Changes in cash flow hedging reserve	5	(853)	(54)
Movement in foreign currency translation and net foreign investment hedging reserves	602	(2,149)	69
Equity movements of joint ventures	9	(15)	9
Equity movements of associates	(1)	(5)	3
Disposal of group assets	36	7	-
Income tax relating to items that may be reclassified	493	951	225
Other	(2)	9	12
Total other comprehensive income/(loss)	(1,104)	(2,038)	(1,301)
Total comprehensive income/(loss)	(393)	431	(863)

Total comprehensive income/(loss) attributable to:
Owners of Aegon N.V.	(395)	435	(878)
Non-controlling interests	2	(3)	15

Annual Report on Form 20F 2018

143	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2018	2017
Assets
Cash and cash equivalents	21	8,744	10,768
Assets held for sale	22	-	5,249
Investments	23	138,625	136,804
Investments for account of policyholders	24	194,353	194,063
Derivatives	25	7,615	5,912
Investments in joint ventures	26	1,745	1,712
Investments in associates	27	327	308
Reinsurance assets	28	20,507	19,202
Defined benefit assets	41	-	55
Deferred tax assets	43	125	79
Deferred expenses	29	10,910	10,135
Other assets and receivables	30	7,954	10,002
Intangible assets	31	1,727	1,633
Total assets		392,633	395,923

Equity and liabilities
Shareholders’ equity	32	19,225	20,288
Other equity instruments	33	3,320	3,794
Issued capital and reserves attributable to owners of Aegon N.V.		22,545	24,082
Non-controlling interests		22	20
Group equity		22,567	24,102

Subordinated borrowings	34	1,389	764
Trust pass-through securities	35	133	133
Insurance contracts	36	115,294	110,818
Insurance contracts for account of policyholders	36	117,113	122,168
Investment contracts	37	18,048	16,943
Investment contracts for account of policyholders	37	80,097	74,434
Derivatives	25	7,230	7,130
Borrowings	39	12,061	13,635
Provisions	40	320	210
Defined benefit liabilities	41	3,989	4,005
Deferred gains	42	12	13
Deferred tax liabilities	43	538	1,029
Liabilities held for sale	22	-	5,003
Other liabilities	44	13,454	15,208
Accruals	45	388	329
Total liabilities		370,065	371,821
Total equity and liabilities		392,633	395,923

Annual Report on Form 20F 2018

144	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2018

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [1]	Non- controlling interests	Total
At January 1, 2018		8,053	9,374	4,920	(1,669)	(390)	3,794	24,082	20	24,102

Net income/(loss) recognized in the income statement		-	710	-	-	-	-	710	1	711
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(32)	-	-	-	(32)	-	(32)
Remeasurements of defined benefit plans		-	-	-	(134)	-	-	(134)	-	(134)
Income tax relating to items that will not be reclassified		-	-	7	(15)	-	-	(8)	-	(8)

Items that may be reclassified subsequently to profit or loss:
Gains/(losses) on revaluation of available-for-sale investments		-	-	(2,138)	-	-	-	(2,138)	-	(2,138)
(Gains)/losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	66	-	-	-	66	-	66
Changes in cash flow hedging reserve		-	-	5	-	-	-	5	-	5
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	119	(32)	515	-	602	-	602
Equity movements of joint ventures		-	-	-	-	9	-	9	-	9
Equity movements of associates		-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets		-	-	-	-	36	-	36	-	36
Income tax relating to items that may be reclassified		-	-	513	-	(20)	-	493	-	493
Other		-	(3)	-	-	-	-	(3)	1	(2)
Total other comprehensive income/(loss)		-	(3)	(1,459)	(182)	539	-	(1,105)	1	(1,104)
Total comprehensive income/(loss) for 2018		-	707	(1,459)	(182)	539	-	(395)	2	(393)
Shares issued		-	-	-	-	-	-	-	-	-
Issuance and purchase of treasury shares		-	14	-	-	-	-	14	-	14
Issuance and redemption of other equity instruments		-	2	-	-	-	(471)	(468)	-	(468)
Dividends paid on common shares		(244)	(329)	-	-	-	-	(573)	-	(573)
Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1
Coupons on perpetual securities		-	(102)	-	-	-	-	(102)	-	(102)
Coupons on non-cumulative subordinated notes		-	(11)	-	-	-	-	(11)	-	(11)
Incentive plans		-	-	-	-	-	(2)	(2)	-	(2)
At December 31, 2018	32,33	7,808	9,657	3,461	(1,850)	149	3,320	22,545	22	22,567

[1]	Issued capital and reserves attributable to owners of Aegon N.V.

Annual Report on Form 20F 2018

145	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2017

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [1]	Non-con- trolling interests	Total
At January 1, 2017		8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

Net income/(loss) recognized in the income statement		-	2,469	-	-	-	-	2,469	-	2,469

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans		-	-	-	224	-	-	224	-	224
Income tax relating to items that will not be reclassified		-	-	9	(175)	-	-	(166)	-	(166)

Items that may be reclassified subsequently to profit or loss:
Gains/(losses) on revaluation of available-for-sale investments		-	-	1,283	-	-	-	1,283	-	1,283
(Gains)/losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(1,330)	-	-	-	(1,330)	-	(1,330)
Changes in cash flow hedging reserve		-	-	(853)	-	-	-	(853)	-	(853)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(452)	102	(1,800)	-	(2,149)	-	(2,149)
Equity movements of joint ventures		-	-	-	-	(15)	-	(15)	-	(15)
Equity movements of associates		-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets		-	-	-	-	7	-	7	-	7
Income tax relating to items that may be reclassified		-	-	874	-	76	-	951	-	951
Other		-	13	-	-	-	-	13	(3)	9
Total other comprehensive income/(loss)		-	13	(461)	151	(1,737)	-	(2,034)	(3)	(2,038)

Total comprehensive income/(loss) for 2017		-	2,482	(461)	151	(1,737)	-	435	(3)	431
Shares issued		3	-	-	-	-	-	3	-	3
Issuance and purchase of treasury shares		-	(105)	-	-	-	-	(105)	-	(105)
Dividends paid on common shares		(142)	(296)	-	-	-	-	(439)	-	(439)
Dividend withholding tax reduction		-	2	-	-	-	-	2	-	2
Coupons on perpetual securities		-	(103)	-	-	-	-	(103)	-	(103)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans		-	4	-	-	-	(4)	(1)	-	(1)
At December 31, 2017	32,33	8,053	9,374	4,920	(1,669)	(390)	3,794	24,082	20	24,102

[1]	Issued capital and reserves attributable to owners of Aegon N.V.

Annual Report on Form 20F 2018

146	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2016

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves [1]	Non-con- trolling interests	Total
At January 1, 2016		8,387	7,832	6,471	(1,532)	1,283	3,800	26,241	9	26,250

Net income/(loss) recognized in the income statement		-	437	-	-	-	-	437	-	438
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans		-	-	-	(392)	-	-	(392)	-	(392)
Income tax relating to items that will not be reclassified		-	-	(3)	89	-	-	86	-	86

Items that may be reclassified subsequently to profit or loss:
Gains/(losses) on revaluation of available-for-sale investments		-	-	854	-	-	-	854	-	854
(Gains)/losses transferred to income statement on disposal and impairment of available- for-sale investments		-	-	(2,122)	-	-	-	(2,122)	-	(2,122)
Changes in cash flow hedging reserve		-	-	(54)	-	-	-	(54)	-	(54)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(38)	16	91	-	69	-	69
Equity movements of joint ventures		-	-	-	-	9	-	9	-	9
Equity movements of associates		-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified		-	-	264	-	(39)	-	225	-	225
Other		-	(2)	-	-	-	-	(2)	14	12
Total other comprehensive income/(loss)		-	(2)	(1,090)	(288)	64	-	(1,315)	14	(1,301)

Total comprehensive income/(loss) for 2016		-	435	(1,090)	(288)	64	-	(878)	15	(863)
Shares issued		1	-	-	-	-	-	1	-	1
Shares withdrawn		(10)	(372)	-	-	-	-	(382)	-	(382)
Issuance and purchase of treasury shares		-	(27)	-	-	-	-	(27)	-	(27)
Dividends paid on common shares		(186)	(304)	-	-	-	-	(490)	-	(490)
Dividend withholding tax reduction		-	(2)	-	-	-	-	(2)	-	(2)
Coupons on perpetual securities		-	(105)	-	-	-	-	(105)	-	(105)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans		-	(9)	-	-	-	(3)	(12)	-	(12)
At December 31, 2016	32, 33	8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

[1]	Issued capital and reserves attributable to owners of Aegon N.V.

Annual Report on Form 20F 2018

147	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2018	2017	2016
Income/(loss) before tax		751	2,534	610
Results from financial transactions		11,516	(23,445)	(16,294)
Amortization and depreciation		1,315	781	1,208
Impairment losses		68	84	88
Income from joint ventures		(210)	(161)	(137)
Income from associates		(6)	(11)	(3)
Release of cash flow hedging reserve		(80)	(739)	(59)
Other		145	(620)	577
Adjustments of non-cash items		12,749	(24,112)	(14,621)
Insurance and investment liabilities		1,989	(613)	2,640
Insurance and investment liabilities for account of policyholders		(21,751)	12,988	10,716
Accrued expenses and other liabilities		(2,384)	309	2,610
Accrued income and prepayments		709	(1,797)	(2,812)
Changes in accruals		(21,437)	10,887	13,153
Purchase of investments (other than money market investments)		(31,279)	(32,057)	(34,873)
Purchase of derivatives		(1,525)	752	(831)
Disposal of investments (other than money market investments)		29,192	35,512	33,246
Disposal of derivatives		(597)	(878)	2,373
Net purchase of investments for account of policyholders		10,819	8,869	5,160
Net change in cash collateral		1,029	(455)	(1,347)
Net purchase of money market investments		823	(659)	532
Cash flow movements on operating items not reflected in income		8,462	11,082	4,260
Tax (paid)/received		(9)	173	(116)
Other		1	(12)	34
Net cash flows from operating activities	21	517	553	3,319
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(42)	(34)	(22)
Purchase of equipment and real estate for own use		(81)	(72)	(69)
Acquisition of subsidiaries, net of cash		(89)	(52)	(2)
Acquisition joint ventures and associates		(146)	(121)	(112)
Disposal of intangible asset		2	1	-
Disposal of equipment		14	5	3
Disposal of subsidiaries and businesses, net of cash		(200)	(1,054)	(1,082)
Disposal joint ventures and associates		7	2	3
Dividend received from joint ventures and associates		97	129	203
Net cash flows from investing activities	21	(438)	(1,196)	(1,078)

Issuance of treasury shares		-	2	-
Purchase of treasury shares		(248)	(266)	(623)
Proceeds from TRUPS [1], Subordinated borrowings and borrowings		4,185	9,170	3,711
Repayment of TRUPS [1], Subordinated borrowings and borrowings		(5,211)	(7,918)	(3,070)
Repayment of perpetuals		(200)	-	-
Repayment of non-cumulative subordinated note		(443)	-	-
Dividends paid		(328)	(294)	(306)
Coupons on perpetual securities		(136)	(138)	(140)
Coupons on non-cumulative subordinated notes		(14)	(37)	(38)
Net cash flows from financing activities	21	(2,395)	519	(465)
Net increase/(decrease) in cash and cash equivalents [2]		(2,317)	(125)	1,776

Net cash and cash equivalents at the beginning of the year		11,026	11,347	9,593
Effects of changes in exchange rate		35	(196)	(23)
Net cash and cash equivalents at the end of the year	21	8,744	11,026	11,346
[1]	Trust pass-through securities.
[2]

Included in net increase/(decrease) in cash and cash equivalents are interest received (2018: EUR 5,914 million, 2017: EUR 6,215 million and 2016: EUR 6,691 million) dividends received (2018: EUR 1,222 million, 2017: EUR 1,292 million and 2016: EUR 1,387 million) and interest paid (2018: EUR 400 million, 2017: EUR 311 million and 2016: EUR 300 million). All included in operating activities except for dividend received from joint ventures and associates (2018: EUR 97 million, 2017: EUR 129 million and 2016: EUR 203 million).

The cash flow statement is prepared according to the indirect method.

Annual Report on Form 20F 2018

148	Notes to the consolidated financial statements Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 26,000 people worldwide (2017: over 28,000).

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

2 Significant accounting policies

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

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2018 is provided below in note

2.1.1 Adoption of new IFRS accounting standards. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 21, 2019. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 17, 2019. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Other than for SEC reporting, Aegon prepares its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk (faitr value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

Annual Report on Form 20F 2018

149	Notes to the consolidated financial statements Note 2

A reconciliation between IFRS and IFRS-EU is included in the table below.

	Shareholders’ equity		Net income
	2018	2017	2016	2018	2017	2016
In accordance with IFRS	19,225	20,288	20,520	711	2,469	438
Adjustment of EU ‘IAS 39’ carve-out	399	368	510	31	(142)	195
Tax effect of the adjustment	(81)	(83)	(117)	3	34	(47)
Effect of the adjustment after tax	318	285	393	34	(108)	149
In accordance with IFRS-EU	19,543	20,573	20,913	744	2,361	586

2.1.1 Adoption of new IFRS accounting standards

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2017, the following amendments to existing standards issued by the IASB became mandatory, but are not currently relevant or do not significantly impact the financial position or financial statements:

Accounting standard/amendment/interpretation	IASB effective date	Impact for Aegon
IFRS 9 Financial instruments, including the separate amendment applying IFRS 9 Financial instruments with IFRS 4 Insurance contracts	January 1, 2018 (Aegon makes use of the amendment)	See 2.1.2 for comments
IFRS 15 Revenue from Contracts with Customers, including Clarifications to IFRS 15 as issued in 2016	January 1, 2018	See below for comments
IFRS 2 Clarifications of Classification and measurement of Share Based Payments Transactions	January 1, 2018	Low
IAS 40 Investment property, amendments regarding the transfer of property	January 1, 2018	Low
IFRIC 22 Foreign currency transactions and advance consideration	January 1, 2018	Low
Annual improvements 2014-2016	January 1, 2018	Low

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers issued in May 2014 and the amendments to IFRS 15 issued in April 2016 are effective for the Group from January 1, 2018. The adoption of this standard has a very limited impact on the Group’s financial statements because insurance revenue is not in scope of IFRS 15 and because the other types of revenue are already materially compliant with this standard. Given the very limited impact on the Group’s financial statements, Aegon chose to apply the modified retrospective approach as transition method.

2.1.2 Future adoption of new IFRS accounting standards

The following standards and amendments to existing standards, published prior to January 1, 2019, were not early adopted by the Group, but will be applied in future years:

Accounting standard/amendment/interpretation	IASB effective date	Early adopted by Aegon	Impact for Aegon
Amendment to IFRS 9 Financial instruments on prepayment features with negative compensation	January 1, 2019	No	See below for comments
IFRS 16 Leases	January 1, 2019	No	See below for comments
IFRS 17 Insurance contract	January 1, 2021	No	See below for comments
IFRIC 23 Uncertainty over Tax Treatments	January 1, 2019	No	Low
Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures	January 1, 2019	No	Low
Annual improvements 2015-2017	January 1, 2019	No	Low
Amendment to IAS 19 Plan amendment, curtailment or settlement	January 1, 2019	No	Low
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020	No	Low
Amendment to IFRS 3 Business Combinations	January 1, 2020	No	Low
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020	No	Low

Annual Report on Form 20F 2018

150	Notes to the consolidated financial statements Note 2

IFRS 16 Leases

IFRS 16 Leases, which replaces IAS 17 Leases has been issued by the IASB in January 2016. It will be mandatorily effective for annual reporting periods beginning on or after January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments, which will replace the current ‘Operating lease obligations’ disclosed under note 48 Commitments and Contingencies. Lease costs will be recognised in the form of depreciation of the right-of-use asset and interest on the lease liability, as oppose to the treatment under IAS 17 where expenses are recognised when occurred in ‘Administration expenses’. From a lessor perspective, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, only with additional disclosure requirements. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. Aegon has assessed the impacts of IFRS 16 during 2018, and has completed the implementation of the standard.

In order to implement the standard, the Group has adopted a number of key options and practical expedients allowed under IFRS 16 of which the following are the most significant:

◆	The Group will apply the modified retrospective approach and therefore will not restate the comparative amounts for the year prior to initial application. Under this approach, on a lease-by-lease basis, the following two options are available: (i) right-of-use assets (mainly high value properties) measured on transition as if the new rules had always been applied, but discounted using the lessee’s incremental borrowing rate at the date of initial application; or (ii) right-of-use assets measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The group will apply these two available options on a lease-by-lease basis;
◆	The Group has applied the exemption not to recognize right-of-use assets and liabilities for liabilities with less than 12 months of lease term;
◆	The Group has elected to apply the ‘grandfather’ option, which means that all conclusions previously reached under IAS 17 (and IFRIC 4 Determining Whether an Arrangement Contains a Lease) are deemed compliant with IFRS 16;
◆	The Group has elected to use hindsight in areas that involve judgment or estimation, such as in determining the lease term if the contract contains options to extend or terminate the lease.

At transition, the Group expects to recognise right-of-use assets of approximately EUR 248 million and lease liabilities of EUR 299 million (adjusted for any prepaid or accrued lease expenses) on January 1, 2019. The adverse impact on shareholders’ equity is expected to be approximately EUR 51 million pre-tax and is recognized as an adjustment to the 2019 opening balance of retained earnings. The right-of-use assets mainly consist of approximately EUR 216 million properties and of approximately EUR 32 million equipment. The Group does not expect material movements in net income going forward.

The most significant judgment for the Group is related to the determination of the lease term. Under IFRS 16, the lease term includes extension periods where it is reasonably certain that a lease extension option will be exercised or that a lease termination option will not be exercised. Judgement is also required to determine the appropriate incremental borrowing rate.

IFRS 9 Financial Instruments

The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014. IFRS 9 combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard replaces IAS 39 and all previous versions of IFRS

9. Under IFRS 9 Classification and Measurement, financial assets are measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. The classification and measurement of financial liabilities is unchanged from existing requirements apart from own credit risk. For financial liabilities that are designated at fair value through profit or loss, the changes which are attributable to the change in an entity’s own credit risk are presented in other comprehensive income, unless doing so would enlarge or create an accounting mismatch. For the impairment component, the IASB included requirements for a credit loss allowance or provision which should be based on expected losses rather than incurred losses.

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, on May 18, 2017, the IASB published the final version of the IFRS 17 Insurance Contracts standard. Prior to its finalization, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 Financial Instruments: Recognition and Measurement rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e., a temporary exemption of IFRS 9). The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and IFRS 17. However, in November 2018, the IASB agreed to start the process to amend IFRS 17, which could lead to the temporary exemption from IFRS 9 to be extended until January 1, 2022.

Annual Report on Form 20F 2018

151	Notes to the consolidated financial statements Note 2

An entity is eligible to apply the temporary exemption if the carrying amount of its liabilities connected with insurance activities is

◆	greater than 90% of the total carrying value of all liabilities; or
◆	between 80% and 90% of the total carrying value of all its liabilities, and the insurer does not have significant activities unrelated to insurance.

Aegon performed this analysis at December 31, 2015, and concluded that it meets the requirements for the temporary exception as 94% of its liabilities are connected with insurance activities. As a result, Aegon elected to defer implementation of IFRS 9 until January 1, 2021.

As Aegon defers the application of IFRS 9 until 2021, the full impact of the standard is not yet clear, however an initial impact assessment resulted in the expectation that it will have a significant impact on shareholders’ equity, income and/or other comprehensive income and disclosures. An implementation project has started in 2017 and is combined with the implementation of IFRS17 Insurance Contracts.

By qualifying for and electing the temporary exemption, the IFRS 4 amendment requires certain additional disclosures; specifically, Aegon is required to disclose information to enable users of financial statements to compare insurers applying the temporary exemption with entities applying IFRS 9. This information is presented below:

Fair value changes

The table below presents an overview of the fair value of the classes of financial assets as of December 31, 2018, as well as the change in fair value during the reporting period. The asset classes are divided into two categories:

◆	SPPI: assets of which cash flows represent solely payments of principal and interest on an outstanding principal amount, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis; and
◆	Other: all financial assets other than those specified in SPPI:
◆	with contractual terms that do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding;
◆	that meet the definition of held for trading in IFRS 9; or
◆	that are managed and whose performance are evaluated on a fair value basis.

Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period
Shares	SPPI	68	(2)
	Other	2,092	87
Debt securities	SPPI	76,283	(2,997)
	Other	4,970	(123)
Money Markets and other short-term investments	SPPI	3,126	-
	Other	3,181	-
Mortgage loans	SPPI	39,758	(1,213)
	Other	-
Private loans	SPPI	4,452	(63)
	Other	42	(5)
Deposits with financial institutions	SPPI	141	-
	Other	-	-
Policy loans	SPPI	-
	Other	1,973	-
Other financial assets	SPPI	111	-
	Other	3,637	(210)
At December 31		139,834	(4,525)

Annual Report on Form 20F 2018

152	Notes to the consolidated financial statements Note 2

Cash and cash equivalents, deposits with financial institutions, and receivables all pass the SPPI test and are held at amortized cost, whereby the amortized cost is assumed to approximate fair value due to the short-term nature of the assets. For movement schedules of these financial assets, refer to respective notes.

The fair value at the end of the reporting period in the table reconciles back to the respective table in the fair value note.

Credit Risk

The table below details the credit risk rating grades, as of December 31, 2018, for financial assets with cash flows that are SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis. The tables show the carrying value of those financial assets applying IAS 39 (in the case of financial assets measured at amortized cost, before adjusting for any impairment allowances).

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total
Shares – Carried at fair value	-	-	-	42	9	17	-	-	68
Debt securities – Carried at fair value	25,637	9,224	17,057	20,330	1,480	1,159	1,395	-	76,283
Money market and other short-term investments- carried at fair value	55	158	2,561	351	-	-	-	-	3,126
Mortgage loans– Carried at amortized cost	941	3,204	3,567	266	15	-	-	28,647	36,639
Private loans – Carried at amortized cost	1,611	83	261	924	52	-	-	1,136	4,068
Other financial assets – Carried at fair value	-	-	64	12	44	61	1	70	252
At December 31	28,244	12,670	23,510	21,925	1,601	1,237	1,396	29,853	120,436

As no external ratings are available for residential mortgage loans, the residential portfolio is included under ‘Not rated’.

For assets that do not have low credit risk (rated BB or below) and of which cash flows represent SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis, the table below provides the credit risk exposure from the financial assets held by Aegon1. The financial assets are categorized by asset class with a carrying amount and fair value measured in accordance with IAS 39 measurement requirements.

SPPI compliant financial assets with no low credit risk	Carrying amount	Fair value
Shares – Carried at fair value	26	26
Debt securities – Carried at fair value	4,035	4,035
Money market and other short-term investments – Carried at fair value	-	-
Mortgage loans – Carried at amortized cost	28,661	31,711
Private loans – Carried at amortized cost	1,189	1,225
Deposits with financial institutions – Carried at amortized cost	70	70
Other financial assets – Carried at fair value	106	106
At December 31	34,087	37,173

Investments in joint ventures and associates

All Aegon’s equity accounted investments remain to apply IAS 39. Except AMVEST Vastgoed B.V. (AMVEST), Aegon does not hold any other individually material joint-venture nor associate. As most of AMVEST financial assets are measured at fair value through profit or loss, there is no material difference between the financial statements of AMVEST under IFRS 9 and IAS 39. As the remaining joint ventures and associates are not material on a consolidated level, the additional information required by IFRS 4 for electing the temporary exemption are not disclosed for these entities.

Subsidiaries and joint ventures applying IFRS 9 in their statutory accounts

Information on the adoption of IFRS 9 by principal subsidiaries and joint ventures that for statutory purposes cannot elect to defer the effective date of IFRS 9 can be found in the publicly available statutory annual reports on www.aegon.nl and or Chamber of Commerce.

This information is not part of the audited consolidated financial statements of Aegon N.V.. The related entities are:

◆	Aegon Bank N.V.
◆	Aegon Hypotheken B.V.
◆	Aegon Asset Management Holding B.V.
◆	Amvest Vastgoed B.V.

[1]	Mortgage loans with no low credit risk are defined as being more than 90 days past due, in line with regulatory guidelines.

Annual Report on Form 20F 2018

153	Notes to the consolidated financial statements Note 2

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

In November 2018, the IASB agreed to start the process to amend IFRS 17 to defer the mandatory effective date of IFRS 17 by one year (original effective date was January 1, 2021). Subject to IASB due process, entities will be required to apply IFRS 17 for annual periods beginning on or after January 1, 2022. The IASB noted that given the considerations to propose amendments to IFRS 17 in June/July 2019, and in light of the criteria for assessing them, any such potential amendments could take a year to finalize. As a consequence of the IFRS 17 deferral, the IASB also agreed to revise the fixed expiry date of the temporary exemption from IFRS 9 in IFRS 4 to allow entities to continue applying the temporary exemption from IFRS 9 until January 1, 2022. The Standard represents a fundamental change to current financial reporting and the implementation effort is expected to be significant. Early adoption of the standard is therefore not expected. An implementation project was started soon after the publication of the new Standard. Currently no choices have been made as to the accounting policy options provided in IFRS 17, however, it is expected that the impact of the initial application on Aegon’s financial statements is significant.

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

Annual Report on Form 20F 2018

154	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

155	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

156	Notes to the consolidated financial statements Note 2

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

When unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, VOBA is adjusted to equal the effect that the realization of the gains or losses (through a sale or impairment) would have had on VOBA. The adjustment is recognized in OCI and accumulated in the related revaluation reserve in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed.

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

2.7 Investments

General account investments comprise financial assets, excluding derivatives, as well as investments in real estate.

Annual Report on Form 20F 2018

157	Notes to the consolidated financial statements Note 2

a. Financial assets, excluding derivatives

Financial assets are recognized at trade date (except for Private placements that are recognized at settlement date) when the Group becomes a party to the contractual provisions of the instruments. All financial assets are classified for accounting purposes depending on the characteristics of the instruments and the purpose for which they were purchased.

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

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire or when the Group retains the right to receive cash flows from the asset but has an obligation to pay any received cash flows in full without delay to a third party and

Annual Report on Form 20F 2018

158	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

159	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

160	Notes to the consolidated financial statements Note 2

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

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the joint venture and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the joint venture are recognised in OCI and reflected in other reserves in shareholders’ equity, while the share in the joint ventures net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the joint ventures’ equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

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

Annual Report on Form 20F 2018

161	Notes to the consolidated financial statements Note 2

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

For all products, DPAC, in conjunction with VOBA where appropriate, is assessed for recoverability at least annually as part of the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits or revenues are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

For products sold in the United States, when unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, DPAC is adjusted to equal the effect that the realization of the gains or losses (through sale or impairment) would have had on its measurement. This is recognized in OCI and accumulated in the related revaluation reserve in shareholders’ equity.

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

Annual Report on Form 20F 2018

162	Notes to the consolidated financial statements Note 2

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

Impairment losses are charged to other comprehensive income to the extent that they offset a previously recorded revaluation reserve relating to the same item. Any further losses are recognized directly in the income statement. Impairment of deferred policy acquisition costs is included in note 15 Impairment charges/(reversals).

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

Annual Report on Form 20F 2018

163	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

164	Notes to the consolidated financial statements Note 2

payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.

Non-cumulative subordinated notes were identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, Aegon had an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal was however not at the discretion of Aegon and therefore Aegon had a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments were separated into liability components and equity components. The liability component for the non-cumulative subordinated notes was equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The unwinding of the discount of this component was recognized in the income statement. At initial recognition the equity component was assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars was translated into euro using historical exchange rates. With effect on May 15, 2018, Aegon has exercised its right to redeem USD 525 million non-cumulative subordinated notes, subsequently leading to their redemption. As the Group’s obligation under the contract has expired, the liability and equity components of the non-cumulative subordinated notes have been derecognised.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax. For compound instruments incremental external costs that were directly attributable to the issuing or buying back of the compound instruments were recognized proportionate to the equity component and liability component, net of tax.

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

Annual Report on Form 20F 2018

165	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

166	Notes to the consolidated financial statements Note 2

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

Some profit sharing schemes issued by the Group entitle the policyholder to a bonus which is based on the actual total return on specific assets held. To the extent that the bonus relates to gains or losses on available-for-sale investments for which the unrealized gains or losses are recognized through other comprehensive income in the revaluation reserve in shareholders’ equity, shadow accounting is applied. This means that the increase in the liability is also charged through other comprehensive income to shareholders’ equity to offset the unrealized gains rather than to the income statement.

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

Annual Report on Form 20F 2018

167	Notes to the consolidated financial statements Note 2

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

b. Investment contracts without discretionary participation features

At inception, investment contracts without discretionary participation features are carried at amortized cost.

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

Annual Report on Form 20F 2018

168	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

169	Notes to the consolidated financial statements Note 2

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

Annual Report on Form 20F 2018

170	Notes to the consolidated financial statements Note 2

in those plans to be classified as cash-settled plans, the liability is recognized using the fair value measured at the modification date. The liability is remeasured at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

The withholding of shares to fund the payment to the tax authority in respect of the employee’s withholding tax obligation associated with the share-based payment is accounted for as a deduction from equity for the shares withheld, except to the extent that the payment exceeds the fair value at the net settlement date of the equity instruments withheld.

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

Annual Report on Form 20F 2018

171	Notes to the consolidated financial statements Note 2

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

2.28 Fee and commission income

Fees and commissions from investment management services and mutual funds are performed on an ongoing basis evenly throughout the year and are accounted for monthly (1/12 of the contractual agreement). Performance fees may be charged to policyholders in the event of outperformance in the investments compared to predefined benchmark levels. They are accounted for only when specified hurdles for generating performance fees are achieved i.e. when the full performance obligation is met.

Aegon acts also as an insurance broker selling insurance contracts of other insurance companies to policyholders and receiving direct sales commission as well as commissions over time when the same policyholders renew their contracts. These commissions are recognized only when received as policyholders’ renewals are not certain enough to be recorded upfront.

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

Annual Report on Form 20F 2018

172	Notes to the consolidated financial statements Note 3

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

Annual Report on Form 20F 2018

173	Notes to the consolidated financial statements Note 3

To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the related revaluation reserve in shareholders’ equity.

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

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual and estimates of future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

Actuarial assumption and model updates

Assumptions are reviewed periodically, historically in the third quarter, but now in the second quarter for the US and Asia and in the fourth quarter for Europe, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During 2018, Aegon implemented actuarial assumption and model updates resulting in a net EUR 121 million charge to income before tax (2017: EUR 276 million charge). Refer to note 5 Segment information for further details.

Annual Report on Form 20F 2018

174	Notes to the consolidated financial statements Note 3

For the years 2016 through 2018, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. During the three year period, the long-term assumption for 10-year US Treasury yields was 4.25% and the uniform grading period was 10 years. Aegon’s assumed returns for US separate account bond funds are 4% over the next 10 years and 6% thereafter. The long term credit spread assumption, net of assumed defaults and expenses, on our most common corporate bonds is 114bps. The 90-day Treasury yield was 2.37%, 1.39%, and 0.51% at December 31, 2018, 2017 and 2016, respectively. During the period 2016 to 2018 the 90-day Treasury yield was assumed to have a uniform grading over 10 years to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 148 million (2017: EUR 130 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.6 billion at December 31, 2018 (2017: EUR 2.7 billion).

A relative increase of 10% to the mortality assumption was used, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 207 million (2017: EUR 265 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 89 million (2017: EUR 78 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses) would reduce net income by less than EUR 9 million (2017: EUR 15 million).

Sensitivity on long term care products (LTC) in the United States

Sensitivities of significant product liability assumptions on the LTC IFRS after-tax Gross Present Value Reserve (GPV) margin are indicated below. The GPV is the liability as determined on a best estimate assumption basis. Until an assumption change is of significant amount to breach the current margin of EUR 35 million (loss recognition block of LTC), there will be no IFRS financial impact (2017: EUR 17 million). The GPV margin is the amount by which the IFRS reserve exceeds the GPV liability.

A 5% increase in the incidence rates with regard to Aegon’s long term care products would result in a GPV increase of approximately EUR 170 million. A 5% decrease in the incidence rates with regard to Aegon’s long term care products would result in a GPV decrease of approximately EUR 170 million.

Removing the morbidity improvement, which is a component of the incidence assumption, would result in a GPV increase of approximately EUR 500 million, of which EUR 425 million relates to the loss recognition block.

Reducing mortality 10% would result in a GPV increase of approximately EUR 85 million. Increasing mortality 10% would result in a GPV decrease of approximately EUR 85 million.

Removing future mortality improvement would result in a GPV decrease of approximately EUR 85 million.

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

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

◆	In the principal market for the asset or liability; or
◆	In the absence of a principal market, in the most advantageous market for the asset or liability.

Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

◆	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;

Annual Report on Form 20F 2018

175	Notes to the consolidated financial statements Note 4

◆	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
◆	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

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

Annual Report on Form 20F 2018

176	Notes to the consolidated financial statements Note 4

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

Concentration risk for financial risks are measured and managed at the following levels:

◆	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type to target desired risk balance and promote diversification across risk types;
◆	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and
◆	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.

Annual Report on Form 20F 2018

177	Notes to the consolidated financial statements Note 4

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

Aegon’s significant financial risks and related financial information are explained in the order as follows:

◆	Credit risk
◆	Equity market risk and other investment risks
◆	Interest rate risk
◆	Currency exchange risk
◆	Liquidity risk

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

2018	Maximum exposure to credit risk	Cash	Secu- rities	Letters of credit/ guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collateral- ization)	Net exposure
Debt securities – carried at fair value	81,253	-	-	169	-	-	-	169	-	81,084
Debt securities – carried at amortized cost	-	-	-	-	-	-	-	-	-	-
Money market and other short-term investments – carried at fair value	6,307	-	484	-	-	-	-	484	29	5,852
Mortgage loans – carried at amortized cost	36,240	2,535	-	136	57,009	-	-	59,680	23,589	149
Private loans – carried at amortized cost	4,103	45	-	-	-	-	-	45	-	4,058
Other loans – carried at amortized cost	2,310	-	-	-	-	-	1,960	1,960	1,238	1,589
Other financial assets – carried at fair value	3,551	-	-	-	-	-	-	-	-	3,551
Derivatives	7,337	2,627	233	31	-	4,606	-	7,496	225	66
Reinsurance assets	20,505	-	4,035	104	-	-	-	4,139	-	16,366
At December 31	161,607	5,207	4,752	439	57,009	4,606	1,960	73,972	25,081	112,715

Annual Report on Form 20F 2018

178	Notes to the consolidated financial statements Note 4

2017	Maximum exposure to credit risk	Cash	Securi- ties	Letters of credit/ guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollat- eralization)	Net exposure
Debt securities – carried at fair value	84,344	-	-	242	-	-	-	242	-	84,102
Debt securities – carried at amortized cost	-	-	-	14	-	-	-	14	-	(14)
Money market and other short-term investments – carried at fair value	6,809	-	719	-	-	-	-	719	25	6,115
Mortgage loans – carried at amortized cost	33,562	2,437	-	379	49,756	-	-	52,573	19,271	260
Private loans – carried at amortized cost	3,642	79	-	-	-	-	-	79	-	3,563
Other loans – carried at amortized cost	2,164	-	-	-	-	-	1,886	1,886	1,195	1,473
Other financial assets – carried at fair value	2,586	-	-	-	-	-	-	-	-	2,586
Derivatives	5,563	647	56	29	-	4,867	-	5,599	85	48
Reinsurance assets	19,200	-	4,395	137	-	-	-	4,532	-	14,667

At December 31	157,869	3,163	5,171	801	49,756	4,867	1,886	65,644	20,576	112,800

Debt securities

Several bonds in Aegon’s Americas’s portfolio are guaranteed by monoline insurers. This is shown in the table above in the column ‘Letters of credit/guarantees’. Further information on the monoline insurers is provided below under ‘Monoline insurers’.

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

Annual Report on Form 20F 2018

179	Notes to the consolidated financial statements Note 4

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

At December 31, 2018 there was no violation of the Credit Name Limit Policy at Group level (December 31, 2017: nil).

At December 31, 2018 Aegon’s largest corporate credit exposures are to Wilton Re Holdings Ltd, American United Mutual Insurance, SCOR and Reinsurance Group of America. Aegon had large government exposures, the largest being in the Americas, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Annual Report on Form 20F 2018

180	Notes to the consolidated financial statements Note 4

Aegon group level long-term counterparty exposure limits are as follows:

Group limits per credit rating Amounts in EUR million	2018	2017
AAA	900	900
AA	900	900
A	675	675
BBB	450	450
BB	250	250
B	125	125
CCC or lower	50	50

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

	Americas		The Netherlands		United Kingdom		Central & Eastern Europe		Spain & Portugal
Credit rating general account investments, excluding reinsurance assets 2018	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
AAA	941	15,338	1,611	12,956	-	84	-	1	-	9
AA	3,104	3,855	83	6,704	-	594	-	22	-	78
A	3,567	17,428	55	2,482	-	291	16	119	38	386
BBB	266	17,609	924	1,299	-	95	6	502	(3)	180
BB	7	1,393	52	39	-	1	9	5	-	17
B	-	1,013	-	-	-	-	64	105	-	-
CCC or lower	-	741	-	-	-	-	1	1	-	-
Assets not rated	1,952	4,126	29,534	4,423	-	1,085	11	67	2	4
Total	9,837	61,501	32,259	27,905	-	2,149	106	823	37	673
Past due and/or impaired assets	108	1,346	277	25	-	-	-	1	-	-
At December 31	9,945	62,847	32,536	27,930	-	2,149	106	824	37	673

	Asia		Asset Management		Total 2018 [1]
Credit rating general account investments, excluding reinsurance assets 2018	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
AAA	-	987	-	136	2,552	29,518	32,070
AA	-	372	-	-	3,188	11,626	14,813
A	-	1,823	-	5	3,675	22,542	26,218
BBB	-	2,186	-	1	1,193	21,871	23,064
BB	-	140	-	9	68	1,653	1,721
B	-	132	-	17	64	1,267	1,331
CCC or lower	-	22	-	9	1	773	774
Assets not rated	16	14	-	5	31,527	9,960	41,488
Total	16	5,676	-	181	42,268	99,210	141,478
Past due and/or impaired assets	-	27	-	-	385	1,399	1,784
At December 31	16	5,704	-	181	42,653	100,609	143,263

[1]	Includes investments of Holding and other activities.

Annual Report on Form 20F 2018

181	Notes to the consolidated financial statements Note 4

	Americas		The Netherlands		United Kingdom		Central & Eastern Europe		Spain & Portugal
Credit rating general account investments, excluding reinsurance assets 2017	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
AAA	958	18,935	1,658	12,727	-	137	-	1	-	9
AA	2,693	3,353	85	5,449	-	1,139	-	5	-	48
A	2,905	18,684	56	3,186	-	449	8	126	55	167
BBB	330	16,822	941	1,267	-	78	3	495	(3)	401
BB	18	1,567	18	22	-	9	72	92	-	20
B	-	1,162	-	-	-	-	2	1	-	-
CCC or lower	-	793	-	3	-	-	-	-	-	-
Assets not rated	1,892	2,797	27,133	3,770	-	219	107	55	2	6
Total	8,796	64,114	29,890	26,425	-	2,031	193	775	54	651
Past due and/or impaired assets	35	1,145	299	41	-	-	82	1	-	-
At December 31	8,831	65,259	30,189	26,467	-	2,031	275	777	54	651

	Asia		Asset Management		Total 2017 [1]
Credit rating general account investments, excluding reinsurance assets 2017	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value
AAA	-	985	-	144	2,616	32,960	35,575
AA	-	340	-	-	2,778	10,334	13,111
A	-	1,775	-	-	3,024	24,399	27,423
BBB	-	1,920	-	-	1,271	20,983	22,254
BB	-	140	-	1	107	1,852	1,959
B	-	117	-	4	2	1,284	1,287
CCC or lower	-	23	-	4	-	823	823
Assets not rated	6	1	-	4	29,154	7,011	36,165
Total	6	5,300	-	157	38,951	99,645	138,597
Past due and/or impaired assets	-	20	-	-	416	1,207	1,624
At December 31	6	5,320	-	157	39,368	100,853	140,221
[1] Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2018	Carrying value 2017
AAA	-	-
AA	9,150	13,379
A	11,041	5,242
Below A	30	24
Not rated	284	555
At December 31	20,505	19,200

Annual Report on Form 20F 2018

182	Notes to the consolidated financial statements Note 4

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2018	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2018 [1]	Of which past due and/or impaired assets
Residential mortgage-backed securities (RMBSs)	2,138	395	-	-	-	52	-	2,585	918
Commercial mortgage-backed securities (CMBSs)	3,314	35	127	-	-	537	-	4,013	14
Asset-backed securities (ABSs) – CDOs backed by ABS, Corp. bonds, Bank loans	717	1,669	-	-	-	61	-	2,447	3
ABSs – Other	1,915	247	61	-	6	323	-	2,552	40
Financial – Banking	6,423	1,473	132	92	118	815	6	9,059	29
Financial – Other	8,863	188	33	4	112	595	121	9,924	19
Industrial	21,060	1,515	213	5	142	2,486	33	25,457	187
Utility	3,572	115	60	5	46	370	-	4,169	144
Government bonds	9,607	15,948	438	650	238	457	17	27,356	8
At December 31	57,609	21,586	1,064	756	662	5,696	176	87,560	1,362

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk 2018	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2018 [1]
United States	8,891					362		9,253
Netherlands		6,040						6,040
United Kingdom			356	1			17	374
Austria		1,102			4			1,106
Belgium		1,000	21		6			1,027
Finland		949						949
France		1,292	33		5			1,329
Germany		4,397						4,397
Hungary	3			410				413
Luxembourg		786			1			787
Spain		89		3	206			298
Rest of Europe	103	264		236	11	9		623
Rest of world	580	30	28	-	5	86		730
Supranational	30							30
At December 31	9,607	15,948	438	650	238	457	17	27,356

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2018 [2]	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2018 [1]
AAA	20,479	772	6,505	1,753	29,511
AA	4,949	3,264	1,721		9,934
A	614	18,482	1,490	1	20,587
BBB	961	20,360	349	1	21,670
BB	215	1,279	144		1,638
B	136	1,003	69		1,207
CCC or lower	1	302	1,318		1,621
Assets not rated				1,391	1,391
At December 31	27,356	45,462	11,596	3,147	87,560

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Annual Report on Form 20F 2018

183	Notes to the consolidated financial statements Note 4

Credit risk concentrations – debt securities and money market investments 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 [1]	Of which past due and/or impaired assets
Residential mortgage-backed securities (RMBSs)	3,025	556	17	-	-	57	-	3,655	1,022
Commercial mortgage-backed securities (CMBSs)	3,375	28	146	-	-	537	-	4,086	10
Asset-backed securities (ABSs) – CDOs backed by ABS, Corp. bonds, Bank loans	751	1,529	-	-	-	47	-	2,327	3
ABSs – Other	1,688	270	88	-	1	331	-	2,378	35
Financial – Banking	6,525	1,440	124	102	104	730	-	9,026	3
Financial – Other	9,028	212	58	3	114	498	137	10,069	4
Industrial	21,975	1,726	255	7	129	2,344	-	26,435	62
Utility	3,386	119	65	3	45	309	-	3,927	-
Government bonds	11,319	15,531	1,060	603	253	466	17	29,249	14
At December 31	61,073	21,411	1,812	718	646	5,319	153	91,153	1,154
[1] Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 [1]
United States	10,501	32	-	-	-	372	-	10,906
Netherlands	-	5,777	-	-	4	-	-	5,781
United Kingdom	-	-	946	1	-	-	17	964
Austria	-	1,154	-	-	4	-	-	1,158
Belgium	-	1,065	23	-	6	-	-	1,094
Finland	-	938	-	-	-	-	-	938
France	-	1,216	34	-	5	-	-	1,255
Germany	-	4,233	28	-	-	-	-	4,261
Hungary	3	-	-	402	-	-	-	405
Luxembourg	-	785	-	-	1	-	-	786
Spain	-	89	-	2	203	-	-	294
Rest of Europe	133	205	-	198	16	17	-	568
Rest of world	652	36	29	-	14	77	-	809
Supranational	30	-	-	-	-	-	-	30
At December 31	11,319	15,531	1,060	603	253	466	17	29,249
[1] Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2017 [2]	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2017 [1]
AAA	21,855	792	7,102	3,157	32,906
AA	5,462	2,879	1,700	-	10,040
A	311	20,765	1,443	-	22,520
BBB	1,198	19,045	396	6	20,646
BB	269	1,395	178	-	1,842
B	152	1,011	111	-	1,273
CCC or lower	2	309	1,516	-	1,828
Assets not rated	-	3	-	95	98
At December 31	29,249	46,199	12,446	3,258	91,153

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Annual Report on Form 20F 2018

184	Notes to the consolidated financial statements Note 4

Credit risk concentrations – mortgage loans 2018	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2018 [1]	Of which past due and/or impaired assets
Agricultural	69	-	-	-	-	-	-	69	15
Apartment	3,993	-	-	-	-	-	-	3,993	92
Industrial	871	-	-	-	-	-	-	871	-
Office	1,342	-	-	-	-	-	-	1,343	-
Retail	1,457	9	-	-	-	-	-	1,466	1
Other commercial	258	35	-	-	-	-	-	292	2
Residential	12	28,193	-	-	1	-	-	28,207	227
At December 31	8,002	28,237	-	-	1	-	-	36,240	337
[1] Includes investments of Holding and other activities.

Credit risk concentrations – mortgage loans 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 [1]	Of which past due and/or impaired assets
Agricultural	77	-	-	-	-	-	-	77	8
Apartment	3,371	-	-	-	-	-	-	3,371	-
Industrial	631	-	-	-	-	-	-	631	7
Office	1,226	-	-	-	-	-	-	1,226	-
Retail	1,375	11	-	-	-	-	-	1,385	19
Other commercial	256	38	-	-	-	-	-	294	2
Residential	16	26,384	-	176	1	-	-	26,578	343
At December 31	6,951	26,434	-	176	1	-	-	33,562	379
[1] Includes investments of Holding and other activities.

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2018, amounted to EUR 8,059 million (2017: EUR 7,132 million). The loan to value (LTV) amounted to approximately 54% (2017: 55%). Of the portfolio 1.25% (2017: 0.06%) is in delinquency (defined as 60 days in arrears). In 2018, Aegon Americas recognized EUR 1 million of net recoveries (2017: EUR 19 million net impairments) on this portfolio. In 2018, there were no foreclosures (2017: EUR 0 million) and no impairments or recoveries associatied with foreclosed loans (2017: EUR 0 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2018, amounted to EUR 31,686 million (2017: EUR 30,926 million). The LTV amounted to approximately 70% (2017: 76%). A significant part of the portfolio 46% (2017: 51%) is government guaranteed. Of the portfolio, 0.2% (2017: 0.2%) is in delinquency (defined as 60 days in arrears). Impairments in 2018 amounted to EUR 0 million (2017: EUR 8 million). During the last ten years defaults of the portfolio have been 5 basis points on average.

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

Annual Report on Form 20F 2018

185	Notes to the consolidated financial statements Note 4

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

			Total income 2018	December 31, 2018
2018	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	140	(3)	137	2,585
Commercial mortgage-backed securities	139	(41)	98	4,013
Asset-backed securities	54	-	54	2,447
ABSs – Other	84	15	99	2,552
Total	417	(28)	389	11,596

			Total income 2017	December 31, 2017
2017	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	174	95	269	3,655
Commercial mortgage-backed securities	159	53	212	4,086
Asset-backed securities	56	26	82	2,327
ABSs – Other	87	71	158	2,378
Total	476	245	721	12,446

Monoline insurers

EUR 178 million (2017: EUR 264 million) of the bonds in Aegon Americas’s and Asia’s portfolios are insured by Monoline insurers. An insolvency by one of the Monolines could create significant market price volatility for the affected holdings. Of the EUR 178 million indirect exposure on the Monoline insurers, 15% relates to Municipal Bond Insurance Association, Inc. (MBIA), 13% to Ambac Financial Group, inc. (AMBAC), and 52% to Assured Guaranty Corporation (AGC) (2017: 31% related to MBIA, 13% to AMBAC, and 43% to AGC).

Annual Report on Form 20F 2018

186	Notes to the consolidated financial statements Note 4

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2018, and December 31, 2017

2018	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	6,973	603	(127)	7,449	4,772	2,676
Dutch government	4,908	1,136	(3)	6,040	6,002	38
Other government	11,293	718	(54)	11,957	11,105	852
Mortgage-backed securities	6,275	366	(84)	6,557	3,700	2,857
Asset-backed securities	4,948	65	(55)	4,958	1,825	3,133
Corporate	39,770	1,748	(1,138)	40,379	21,441	18,939
Money market investments	5,955	-	-	5,955	5,701	254
Other	919	71	(88)	902	707	194
Total	81,039	4,707	(1,550)	84,196	55,253	28,943

Of which held by Aegon Americas and NL	72,486	4,370	(1,352)	75,504	50,976	24,528

2017	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	8,011	936	(101)	8,846	6,805	2,041
Dutch government	4,799	992	(11)	5,781	4,885	896
Other government	11,746	838	(17)	12,568	11,501	1,067
Mortgage-backed securities	7,326	424	(56)	7,694	5,569	2,126
Asset-backed securities	4,624	92	(17)	4,698	3,878	820
Corporate	37,168	3,663	(218)	40,613	34,945	5,668
Money market investments	6,690	-	-	6,690	5,642	1,048
Other	765	98	(73)	791	597	193
Total	81,130	7,043	(493)	87,681	73,822	13,858

Of which held by Aegon Americas and NL	72,937	6,392	(462)	78,867	66,688	12,179

Annual Report on Form 20F 2018

187	Notes to the consolidated financial statements Note 4

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2018, and December 31, 2017, is presented in the following table:

	December 31, 2018		December 31, 2017
Unrealized losses – debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	446	(30)	732	(30)
Commercial mortgage-backed securities (CMBSs)	2,012	(45)	1,140	(22)
Asset-backed securities (ABSs) – CDOs backed by
ABS, Corp. bonds, Bank loans	2,088	(42)	87	(2)
ABSs – Other	829	(10)	603	(13)
Financial Industry – Banking	2,522	(106)	663	(39)
Financial Industry – Insurance	646	(36)	231	(7)
Financial Industry – Other	1,523	(69)	1,411	(10)
Industrial	10,073	(684)	3,305	(131)
Utility	1,258	(78)	375	(14)
Government	2,935	(164)	3,438	(122)
Other	194	(88)	193	(73)
Total held by Aegon Americas and NL	24,528	(1,352)	12,179	(462)
Held by other segments	4,415	(197)	1,680	(31)
Total	28,943	(1,550)	13,858	(493)

As of December 31, 2018, there are EUR 4,370 million (December 31, 2017: EUR 6,392 million) of gross unrealized gains and EUR 1,352 million (December 31, 2017: EUR 462 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas and Aegon the Netherlands.

After generally strong performance through the first three quarters of 2018, U.S. credit and equity markets weakened dramatically during the fourth quarter. Credit spreads widened for the year, while U.S. equity markets finished the year sharply lower. Developed-world growth was fairly strong, with the U.S. economy outperforming. Emerging economies turned in mixed performances, with trade tensions weighing on some markets. Outside of the U.S., most equity markets were significantly weaker in 2018. The U.S. dollar strengthened against the Euro, but weakened versus the Yen. The U.S. Federal Reserve raised the Fed Funds rate by 100 basis points in 2018, reflecting strong labor conditions and healthy economic growth. Long-term U.S. Treasury rates also increased, but failed to keep pace with shorter term rates, flattening the U.S yield curve. Corporate default rates remained very low, in spite of widening credit spreads. After rising for most of the year, oil prices fell dramatically in the fourth quarter and ended the year significantly lower. Wider credit spreads and higher U.S. treasury rates decreased the market values of fixed income holdings.

Economic growth in the Eurozone slowed down in 2018, but is still performing above trend. Unemployment is on a downward trend and wage inflation is slowly increasing in several (Northern) European countries due to the tight labor markets. In an aggregate level, the EU has a relatively strong fiscal and external position. However, on a country basis, large differences exist. The Italian government wanted to increase its budget deficit in 2019. The ensuing argument with the EU resulted in lower confidence, wider sovereign spreads and lower investments. The Italian economy therefore came to a standstill in the second half of 2018. Also the inability of the UK and the EU to reach a Brexit deal dented confidence and investments. Especially in more recent data it has become apparent that the UK economy is negatively impacted. The EU is a relatively open economy. The trade conflict between the US and China and weaker Chinese demand was therefore quickly felt via lower export volumes. The European Central Bank announced the end of its quantitative easing program. Markets are however not pricing in any rate hikes for next year.

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

Annual Report on Form 20F 2018

188	Notes to the consolidated financial statements Note 4

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

Residential mortgage-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 2,497 million (December 31, 2017: EUR 3,541 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 2,102 million (December 31, 2017: EUR 2,985 million) is held by Aegon Americas and EUR 395 million (December 31, 2017: EUR 556 million) by Aegon the Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon America’s RMBS available-for-sale (AFS) portfolio.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	450	149	-	-	-	599	599
Prime jumbo	-	16	1	5	98	120	124
Alt-A	-	59	17	5	221	301	397
Negative amortization floaters	-	1	-	11	438	450	533
Other housing	-	13	4	16	333	366	450
At December 31, 2018	450	238	22	36	1,089	1,836	2,102

Of which insured	-	-	20	5	99	124	113

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,025	270	-	-	-	1,295	1,298
Prime jumbo	-	-	-	5	124	130	136
Alt-A	-	33	20	8	277	337	437
Negative amortization floaters	-	-	-	-	502	502	584
Other housing	-	9	17	30	397	453	530
At December 31, 2017	1,025	312	37	43	1,300	2,717	2,985

Of which insured	-	-	24	5	146	175	166

A significant part of Aegon America’s RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 35 million (December 31, 2017: EUR 40 million), which are classified as fair value through profit or loss.

RMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 25% with a weighted average of approximately 5.4% (December 31, 2017:

Annual Report on Form 20F 2018

189	Notes to the consolidated financial statements Note 4

5.5%), assumed defaults on delinquent loans range from 0% to 100% with a weighted average of approximately 78.9% (December 31, 2017: 77.6%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 24% to 103%, with a weighted average of approximately 57.0% (December 31, 2017: 58.3%).

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

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas and Aegon the Netherlands amounted to EUR 30 million (December 31, 2017: EUR 29 million), of which EUR 29 million (December 31, 2017: EUR 29 million) relates to positions of Aegon Americas, and the total net unrealized gain on available-for-sale RMBS was EUR 268 million (December 31, 2017: EUR 281 million), including a EUR 266 million (December 31, 2017: EUR 268 million) net unrealized gain relating to positions of Aegon Americas. The housing market in the United States remains good but has begun its transition to a more moderate growth trajectory. The housing market continues to benefit from strong employment, historically low inventory, rising household formation rates, income growth, and modest credit easing. This is manifesting itself in low borrower delinquencies, better recoveries upon liquidation, and shorter timelines to sell properties. However, housing affordability has now come under pressure from years of price appreciation outpacing wage growth and rising mortgage rates. Home price appreciation and existing home sales volume have begun to decelerate. These confluence of factors will leave limited room for spread tightening across the asset class.

In general, the European housing market showed further improvement in the second half of 2018 barring some signs of stress in the UK housing market although this is mostly concentrated in the London metropolitan area. House prices are increasing and affordability remains high given the low level of interest rates. Although economic growth picked up, markets are expecting (global) growth to slow. Unemployment levels meanwhile continue to drop which is clearly beneficial for consumer risk in general and retail mortgages in particular. While the net supply in the European RMBS markets is still negative, primary markets are very active. While RMBS backed by new origination is increasing, securitizations backed by legacy mortgage pools continue to be part of the primary supply. Improving fundamentals, deleveraging of the deals and collateral, and negative net supply (together with increasing demand) in the sector were overshadowed by the anticipation of monetary policy tightening, political related turmoil and expectations of a less benign macroeconomic climate and resulted in widening of credit spreads.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) RMBS instruments were determined as follows:

	Level II	Level III	Total 2018	Level II	Level III	Total 2017
RMBS	2,060	42	2,102	2,931	54	2,985

Commercial mortgage-backed securities

As of December, 31, 2018, Aegon Americas and Aegon the Netherlands hold EUR 3,349 million (December 31, 2017: EUR 3,403 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,314 million (December 31, 2017: EUR 3,375 million) is held by Aegon Americas and EUR 35 million (December 31, 2017: EUR 28 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 44 million as of December 31, 2018 (December 31, 2017: EUR 22 million). The total net unrealized gain on the available-for-sale CMBS as of December 31, 2018, is EUR 17 million (December 31, 2017: EUR 36 million), of which EUR 17 million (December 31, 2017: EUR 36 million)

Annual Report on Form 20F 2018

190	Notes to the consolidated financial statements Note 4

relates to positions of Aegon Americas. CMBS fundamentals remain stable. Commercial real estate valuation increases have slowed. The delinquency rate continues to fall as distressed legacy loan resolutions outpace new defaults and positive net supply increases the total outstanding balance. Liquidity remains reasonable for the CMBS market. Lower prices in the US CMBS sector since the start of the year are mostly driven by broader market moves from higher interest rates.

The tables below summarize the credit quality of Aegon Americas’ available-for-sale (AFS) CMBS portfolio. Additionally, as of December 31, 2018, Aegon Americas has no investments in CMBS (December 31, 2017: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,635	567	65	3	57	3,326	3,310
CMBS and CRE CDOs	-	-	-	-	5	5	4
At December 31, 2018	2,635	567	65	3	62	3,331	3,314

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,626	559	63	3	84	3,335	3,372
CMBS and CRE CDOs	-	-	-	-	4	4	3
At December 31, 2017	2,626	559	63	3	88	3,339	3,375

CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) CMBS instruments were determined as follows:

	Level II	Level III	Total 2018	Level II	Level III	Total 2017
CMBS	3,310	4	3,314	3,372	3	3,375

Asset-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 4,503 million (December 31, 2017: EUR 4,225 million) of AFS ABS instruments of which EUR 2,626 million (December 31, 2017: EUR 2,429 million) is held by Aegon Americas and EUR 1,877 million (December 31, 2017: EUR 1,796 million) by Aegon the Netherlands. Additionally, as of December 31, 2018, Aegon Americas has investments in ABS of EUR 6 million (December 31, 2017: EUR 10 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables.

The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas and Aegon the Netherlands amounted to EUR 52 million as of December 31, 2018 (December 31, 2017: EUR 14 million). Aegon Americas has EUR 18 million (December 31, 2017: EUR 12 million) of this gross unrealized loss and Aegon the Netherlands EUR 34 million (December 31, 2017: EUR 2 million). In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. Spreads in the asset-backed sector widened in the latter part of 2018 in conjunction with the widening of corporate bond spreads. European ABS markets

Annual Report on Form 20F 2018

191	Notes to the consolidated financial statements Note 4

fared well through otherwise volatile financial markets in the first half of 2018. Against a benign macroeconomic backdrop and increasing demand for European ABS, spreads continued to tighten and resulted in positive performance. In the second half of 2018, European ABS markets joined in on the general risk-off sentiment on financial markets. Spreads across all sectors were affected but overall the movements have been less severe when looking at credit markets over the last three months. Investors have shifted their attention to short-maturity assets and sectors further down the curve were affected the most. Due to the recent spread widening, valuations of European ABS have become more appealing. However, it seems that investors are still reluctant to add risk despite the attractive spreads. We expect this to be temporary and that investors will step back in the first half of 2019. Spreads will, however, remain volatile for the moment.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon Americas and Aegon the Netherlands is as follows:

ABS US and NL	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	174	19	-	-	-	193	201
Autos	230	-	58	2	-	290	289
Small business loans	-	-	2	12	46	60	63
CDOs backed by ABS, Corp. bonds, Bank loans	1,535	479	216	146	46	2,423	2,386
Other ABS	525	151	774	88	8	1,547	1,563
At December 31, 2018	2,464	649	1,051	248	100	4,512	4,503

ABS US and NL	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	170	19	-	30	-	219	229
Autos	226	-	64	2	-	292	292
Small business loans	-	-	3	6	62	70	74
CDOs backed by ABS, Corp. bonds, Bank loans	1,467	407	224	120	46	2,265	2,281
Other ABS	494	76	683	81	1	1,336	1,350
At December 31, 2017	2,357	503	975	238	109	4,182	4,226

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas and Aegon the Netherlands available-for-sale (AFS) ABS instruments were determined as follows:

	Level II	Level III	Total 2018	Level II	Level III	Total 2017
ABSs	3,650	853	4,503	3,323	903	4,226

Corporate – Financial sector

The Corporate – Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial – Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking and REITs sub-sectors.

Corporate – Financial sector – Banking sub-sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon Americas and Aegon the Netherlands hold EUR 6,293 million (December 31, 2017: EUR 6,669 million) of AFS bonds issued by banks, of which EUR 6,069 million (December 31, 2017: EUR 6,364 million) is held by Aegon Americas and EUR 224 million (December 31, 2017: EUR 305 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 106 million (December 31, 2017: EUR 39 million) and the net unrealized gain on these bonds amounted to EUR 4 million (December 31, 2017: EUR 307 million).

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

Annual Report on Form 20F 2018

192	Notes to the consolidated financial statements Note 4

structures. Bank balance sheet repair and risk reduction is expected to continue. Globally, risk concentrations on bank balance sheets continue to exist but confidence in the sector has increased materially since the financial crisis. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018.

Within the Banking sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 456 million (December 31, 2017:

EUR 627 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 42 million (December 31, 2017: EUR 10 million).

There are no individual issuers rated below investment grade in the Banking sub-sector which have unrealized losses greater than EUR 25 million.

Corporate – Financial sector – REITs sub-sector

Within the REITS sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 1,624 million (December 31, 2017: EUR 1,369 million) of AFS bonds issued by banks, of which EUR 1,552 million (December 31, 2017: EUR 1,290 million) is held by Aegon Americas and EUR 71 million (December 31, 2017: EUR 79 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 49 million (December 31, 2017: EUR 5 million) and the net unrealized gain on these bonds amounted to EUR 33 million (December 31, 2017: EUR 48 million).

The REITs sub-sector encompasses companies invested across various real estate property types, including Apartment REITs, Healthcare REITs, Office REITS, Other REITs, and Retail REITs. The majority of the gross unrealized loss relates to Other REITs and Retail REITs. Most of the Other REITs unrealized losses are related to long-term private placement investments, which have been negatively impacted by market price volatility despite otherwise stable credit fundamentals. Within Retail REITs, credit fundamentals are bifurcated by asset quality. Retail REITs with strong locations continue to experience tenant demand and are able to grow rents and maintain healthy occupancy. In contrast, operating performance in secondary locations has be mixed due to the over-retailed environment and competitive pressures from e-commerce. Despite these challenges, immediate liquidity remains more than adequate to address near term funding obligations. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in the REITS sub-sector which have unrealized losses greater than EUR 25 million.

Corporate – Industrial sector

The Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Consumer Non-Cyclical and Energy sub-sectors. Aegon also saw significant losses in the Capital Goods, Consumer Cyclical, Technology, Transportation, and Communications sub-sectors.

Corporate – Industrial sector – Capital Goods sub-sector

Within the Capital Goods sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 2,038 million (December 31, 2017: EUR 2,308 million) of AFS bonds, of which EUR 1,995 million (December 31, 2017: EUR 2,212 million) is held by Aegon Americas and EUR 43 million (December 31, 2017: EUR 96 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 60 million (December 31, 2017: EUR 5 million) and the net unrealized gain on these bonds amounted to EUR 29 million (December 31, 2017: EUR 210 million).

The Capital Goods sub-sector encompasses various industries including aerospace/defense, building materials, construction machinery, diversified manufacturing, environmental, and packaging. The majority of the gross unrealized loss relates to building materials and diversified manufacturing. Building material credit fundamentals were solid for most of the year, benefiting from favorable end-market demand. However, while infrastructure markets are improving, softness has emerged in residential housing as interest rates have risen, resulting in concerns over affordability, buyers delaying decisions, and a less robust near term outlook. Within Diversified Manufacturing, credit fundamentals are generally stable. Two large issuers have experienced some idiosyncratic issues that have led to deteriorating credit profiles, which has contributed to the unrealized losses. Despite these issues, immediate liquidity remains adequate for near term obligations. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Annual Report on Form 20F 2018

193	Notes to the consolidated financial statements Note 4

Corporate – Industrial sector – Consumer Cyclical sub-sector

Within the Consumer Cyclical sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 2,637 million (December 31, 2017: EUR 2,657 million) of AFS bonds, of which EUR 2,428 million (December 31, 2017: EUR 2,494 million) is held by Aegon Americas and EUR 209 million (December 31, 2017: EUR 163 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 75 million (December 31, 2017: EUR 10 million) and the net unrealized gain on these bonds amounted to EUR 52 million (December 31, 2017: EUR 245 million).

The Consumer Cyclical sub-sector encompasses various industries ranging from retailers to home construction. The more significant of these sub-sectors from an unrealized loss perspective are automotive and retailers.

Within the automotive sector, North American sales have been driven by continued demand for high-margin full-size pickups and SUVs. However, negative headwinds for the sector have included: tariffs, commodity prices, regulations in Europe and deteriorating demand in China. Since the last downturn, ongoing efforts by the auto companies have significantly lowered the breakeven production and sales levels for the industry. Ford Motor Co has been slower than its peers to restructure its global operations, only recently announcing a general multi-year effort. As such, price declines have reflected investor uncertainty around the timing and success of the turnaround.

Within the retail sector, fundamentals are largely positive with modest top line growth, inventory levels aligned with demand, and rational promotional levels. Unrealized losses are driven by price volatility and would not be deemed fundamentally driven.

Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – Industrial sector – Consumer Non-Cyclical sub-sector

Within the Consumer Non-Cyclical sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 5,615 million (December 31, 2017: EUR 6,010 million) of AFS bonds, of which EUR 5,362 million (December 31, 2017: EUR 5,729 million) is held by Aegon Americas and EUR 253 million (December 31, 2017: EUR 281 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 182 million (December 31, 2017: EUR 35 million) and the net unrealized gain on these bonds amounted to EUR 99 million (December 31, 2017: EUR 529 million).

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food, beverage and pharmaceuticals. In food and beverage, a number of large issuers have increased leverage for M&A in an effort to ignite growth, with the new issuance and higher leverage weighing on bond prices. And more recently, some larger issuers have been impacted by downgrades, notably AB Inbev (largest issuer in the space), which crossed over from A- to BBB+ due to a slower than expected de-levering trajectory. In pharmaceuticals, unrealized losses have primarily been driven by price volatility in the bond market rather than fundamental issues. We do note however that M&A risk in pharmaceuticals is modestly increasing as some key issuers face patent cliffs in the next 5 years, including Abbvie. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – Industrial sector – Energy sub-sector

Within the Energy sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 3,802 million (December 31, 2017:

EUR 4,020 million) of AFS bonds, of which EUR 3,592 million (December 31, 2017: EUR 3,813 million) is held by Aegon Americas and EUR 211 million (December 31, 2017: EUR 207 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 138 million (December 31, 2017: EUR 41 million) and the net unrealized gain on these bonds amounted to EUR 13 million (December 31, 2017: EUR 316 million).

The Energy sub-sector encompasses various industries including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. Lower oil prices have reduced cash flow for upstream producers. Oil field service and drilling companies have been pressured by reduced capital spending by their upstream client base and margin compression from price concessions and new capacity additions. While refiners have seen positive impacts from lower feedstock

Annual Report on Form 20F 2018

194	Notes to the consolidated financial statements Note 4

costs, margins have softened due to high refined product inventory levels. Commodity price pressure has been the result of strong non-OPEC supply growth, reduced supply disruptions, high global inventories and concerns on softening global demand. In response, OPEC has coordinated an agreement to cut production levels in an effort to reduce global inventories and increase prices. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – Industrial sector – Technology sub-sector

Within the Technology sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 2,046 million (December 31, 2017: EUR 1,840 million) of AFS bonds, of which EUR 2,002 million (December 31, 2017: EUR 1,819 million) is held by Aegon Americas and EUR 44 million (December 31, 2017: EUR 21 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 47 million (December 31, 2017: EUR 6 million) and the net unrealized gain on these bonds amounted to EUR 28 million (December 31, 2017: EUR 157 million).

The Technology sector can be further divided into hardware, software, semiconductors, IT services, memory, and payment processors. The majority of the gross unrealized losses are related to interest rates moving higher, causing long duration bond prices to move lower. A small group of issuers have been negatively impacted by merger and acquisition financing, poor integration of recent acquisitions, and newly announced debt financed stock repurchase programs. On a fundamental basis, majority of technology subsectors performed well; however the memory industry has experienced price erosion due to high inventory levels. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – Industrial sector – Transportation sub-sector

Within the Transportation sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 1,720 million (December 31, 2017: EUR 1,787 million) of AFS bonds, of which EUR 1,549 million (December 31, 2017: EUR 1,597 million) is held by Aegon Americas and EUR 171 million (December 31, 2017: EUR 191 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 70 million (December 31, 2017: EUR 9 million) and the net unrealized gain on these bonds amounted to EUR 2 million (December 31, 2017: EUR 117 million).

The Transportation sub-sector can be further divided into airlines, railroads and transportation services. The majority of the gross unrealized loss relates to completed and operating private infrastructure, such as airports, ports and toll roads. These investments tend to be longer dated debt which have had significant negative price changes solely due to moves in long term rates. Across the public credits, increases in fuel were a notable headwind, as well as North American railroads adopting more aggressive financial policies following lowered corporate tax rates. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – Industrial sector – Communications sub-sector

Within the Communications sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 2,566 million (December 31, 2017: EUR 2,690 million) of AFS bonds, of which EUR 2,484 million (December 31, 2017: EUR 2,600 million) is held by Aegon Americas and EUR 82 million (December 31, 2017: EUR 90 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 68 million (December 31, 2017: EUR 21 million) and the net unrealized gain on these bonds amounted to EUR 90 million (December 31, 2017: EUR 279 million).

The Communication sector encompasses various sub-sectors including cable satellite, media entertainment, wireless and wirelines. Merger and acquisition speculation and activity created volatility in each of the sub-sectors during the year. In addition, several issuers in the communications sector are among the largest issuers in the market and were negatively impacted by the sell-off in liquid securities as we saw an increase in market price volatility and higher treasury yields. On a fundamental basis, the competitive environment in the wireless market remains challenging. The wireline market continues to see a gradual secular decline, whereas

Annual Report on Form 20F 2018

195	Notes to the consolidated financial statements Note 4

cable continues to benefit from the demand for broadband. Media continues to be impacted by consumers viewing content on digital platforms as well as intense competition from non-traditional content providers. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Corporate – Utility sector

The Utility sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Electric sub-sector.

Corporate – Utility sector – Electric sub-sector

Within the Electric sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 3,178 million (December 31, 2017:

EUR 3,098 million) of AFS bonds, of which EUR 3,121 million (December 31, 2017: EUR 3,013 million) is held by Aegon Americas and EUR 57 million (December 31, 2017: EUR 85 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 64 million (December 31, 2017: EUR 13 million) and the net unrealized gain on these bonds amounted to EUR 128 million (December 31, 2017: EUR 343 million).

Regulated electric utilities, which account for the majority of debt issuance in the sector, continue to produce predictable cash flow and credit trends have been stable for most companies operating in the United States, although, M&A has continued in the sector with some adding incremental leverage. The low natural gas price environment has generally been beneficial for regulated utilities because it has had the effect of decreasing the fuel component on customer’s bills. Lower all in cost to the customer generally enables increases in other operating costs to be passed through with less regulatory lag. It should also be noted that utilities operating in California, particularly PG&E Corp, generated unrealized losses due to potential exposure to the recent wildfires

Unregulated merchant power generators operating in the United States continue to be negatively impacted by low natural gas prices and the corresponding low electricity prices as well as reduced customer usage. These companies have experienced margin pressure for their coal and nuclear generation assets. Absent a recovery in electricity prices, credit fundamentals are unlikely to improve significantly, however, capacity auctions have shown improvement and most companies have taken actions to navigate this difficult environment including consolidation, cost cutting, expanding retail operations and de-levering balance sheets. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Government bonds

Aegon Americas and Aegon the Netherlands’ government issued available-for-sale debt securities include emerging market government bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2018.

There are no individual issuers rated below investment grade in the government sector which have unrealized loss positions greater than EUR 25 million.

Annual Report on Form 20F 2018

196	Notes to the consolidated financial statements Note 4

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	December 31, 2018		December 31, 2017
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	643	(18)	442	(6)
Over 1 through 5 years	5,545	(120)	1,784	(31)
Over 5 through 10 years	9,575	(446)	4,517	(95)
Over 10 years	8,317	(680)	4,194	(258)
Total	24,080	(1,264)	10,937	(389)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	December 31, 2018		December 31, 2017
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	6,318	(186)	4,924	(135)
AA	1,468	(48)	753	(16)
A	5,345	(181)	1,750	(44)
BBB	8,881	(578)	2,339	(70)
BB	920	(90)	507	(39)
B	742	(87)	323	(32)
Below B	407	(95)	341	(54)
Total	24,080	(1,264)	10,937	(389)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.
		At December 31, 2018
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	8,354	977	(227)	(58)
6 – 12 months	9,976	609	(504)	(96)
> 12 months	3,681	483	(261)	(119)
Total	22,012	2,069	(992)	(272)

		At December 31, 2017
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,051	485	(45)	(15)
6 – 12 months	1,391	62	(9)	(5)
> 12 months	4,324	624	(211)	(105)
Total	9,766	1,171	(264)	(125)

The unrealized loss increased during 2018 due mainly to widening credit spreads and increasing US Treasury rates.

Annual Report on Form 20F 2018

197	Notes to the consolidated financial statements Note 4

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas and Aegon the Netherlands.

		2018		2017
Aging and severity unrealized losses debt securities	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	970	(53)	482	(13)
CV 40-70% of amortized cost	7	(5)	3	(2)
CV < 40% of amortized cost	-	-	-	-
0-6 months	977	(58)	485	(15)

CV 70-100% of amortized cost	577	(76)	62	(5)
CV 40-70% of amortized cost	31	(18)	-	-
CV < 40% of amortized cost	-	(1)	-	-
6-12 months	609	(96)	62	(5)

CV 70-100% of amortized cost	143	(21)	67	(10)
CV 40-70% of amortized cost	8	(5)	8	(4)
CV < 40% of amortized cost	1	(2)	-	-
12-24 months	151	(28)	75	(13)

CV 70-100% of amortized cost	265	(34)	511	(63)
CV 40-70% of amortized cost	58	(43)	30	(16)
CV < 40% of amortized cost	8	(13)	8	(12)
> 24 months	331	(90)	549	(92)
Total	2,069	(272)	1,171	(125)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas and Aegon the Netherlands

The following table provides the realized gains and losses on the debt securities of Aegon Americas and Aegon the Netherlands for the twelve months ended December 31, 2018, and December 31, 2017.

Gross realized gains and (losses)	Gross realized gains	Gross realized losses
December 31, 2018
Debt securities	156	(378)
December 31, 2017
Debt securities	1,813	(171)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 - 12 months	>12 months	Total
December 31, 2018
Debt securities	(145)	(233)	(378)

December 31, 2017
Debt securities	(137)	(35)	(171)

Annual Report on Form 20F 2018

198	Notes to the consolidated financial statements Note 4

Impairment losses and recoveries

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended December 31, 2018, and December 31, 2017, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2018	2017
	(Impairment)/recovery	(Impairment)/recovery
Impairments:
Other (none individually greater than EUR 25 million)	(24)	(16)
Subtotal	(24)	(16)

Recoveries:
Total recoveries	34	16
Sub-total	34	16
Net (impairments) and recoveries	10	-

Net (impairments) and recoveries

Net recoveries for the twelve months ended December 31, 2018, totaled EUR 10 million (twelve months ended December 31, 2017: EUR 0 million net recoveries).

For the twelve months ended December 31, 2018, Aegon recognized EUR 34 million (twelve months ended December 31, 2017: EUR 16 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

		2018				2017
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities – carried at fair value	108	121	48	277	49	14	28	91
Mortgage loans	192	22	2	215	111	2	4	117
Other loans	41	2	2	45	31	1	3	35
Accrued interest	3	3	-	6	-	1	1	1
At December 31	344	148	52	544	191	18	35	244

Impaired financial assets	Carrying amount 2018	Carrying amount 2017
Shares	33	48
Debt securities – carried at fair value	1,085	1,063
Mortgage loans	122	262
Private Loans	-	-
Other loans	3	3
Other financial assets – carried at fair value	5	6
At December 31	1,247	1,381

Annual Report on Form 20F 2018

199	Notes to the consolidated financial statements Note 4

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 4 million of impairment charges for the twelve months ended December 31, 2018 (twelve months ended December 31, 2017: EUR 2 million) for Aegon Americas and Aegon the Netherlands.

As of December 31, 2018, there are EUR 40 million of gross unrealized gains and EUR 20 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2017: EUR 62 million of gross unrealized gains and EUR 13 million of gross unrealized losses). The table below represents the unrealized gains and losses on share positions held by Aegon Americas and Aegon the Netherlands.

	Cost basis	Carrying value	Net unrealized gains/(losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2018
Shares	371	391	20	304	40	86	(20)
December 31, 2017
Shares	385	433	48	400	62	34	(13)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas and Aegon the Netherlands at December 31, 2018, and December 31, 2017 is presented in the following table.

	2018		2017
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Financials	49	(15)	19	(12)
Other	37	(6)	14	(2)
Total	86	(20)	34	(13)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas and Aegon the Netherlands were below cost prior to their impairment in 2018 and 2017.

In million EUR	0- 6 months
2018
Shares	(5)
2017
Shares	-

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

Annual Report on Form 20F 2018

200	Notes to the consolidated financial statements Note 4

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Total 2018
Equity funds	141	196	-	63	-	-	-	-	401
Common shares [1]	203	-	3	2	3	7	1	66	287
Preferred shares	187	-	-	-	-	-	-	46	233
Investments in real estate	530	2,150	-	4	17	-	-	-	2,700
Hedge funds	678	1	-	-	-	-	2	-	681
Other alternative investments	1,206	438	-	-	-	-	-	22	1,666
Other financial assets	555	832	1,046	2	7	-	1	-	2,443
At December 31	3,501	3,617	1,050	71	27	7	5	134	8,412
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.
Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Holding and other activities	Total 2017
Equity funds	142	161	-	47	-	-	-	-	351
Common shares [1]	232	-	5	8	4	1	-	40	290
Preferred shares	192	-	-	-	-	-	-	-	192
Investments in real estate	633	1,495	-	4	15	-	-	-	2,147
Hedge funds	688	1	-	-	-	-	2	-	691
Other alternative investments	1,122	309	-	-	-	-	-	18	1,448
Other financial assets	556	410	194	2	2	-	1	-	1,165
At December 31	3,566	2,375	199	62	20	1	4	57	6,284
[1] Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.
Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2018 [1]	Of which impaired assets
Communication	26	-	-	-	-	-	-	32	-
Consumer	6	-	-	-	-	-	-	7	-
Financials	466	3	-	-	3	7	-	491	3
Funds	-	1,410	3	62	7	-	-	1,558	26
Industries	19	-	-	-	-	-	-	19	-
Other	15	-	-	2	-	-	4	54	3
At December 31	532	1,412	3	64	10	7	4	2,161	33
[1] Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Manage- ment	Total 2017 [1]	Of which impaired assets
Communication	28	-	-	-	-	-	-	28	-
Consumer	8	-	-	-	-	-	-	8	-
Financials	491	3	1	-	3	1	-	499	1
Funds	-	852	4	53	2	-	-	968	43
Industries	19	-	-	-	-	-	-	19	-
Other	22	4	-	2	-	-	2	30	4
At December 31	567	859	5	54	5	1	2	1,551	48
[1] Includes investments of Holding and other activities.

Annual Report on Form 20F 2018

201	Notes to the consolidated financial statements Note 4

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2018	2017	2016	2015	2014
S&P 500	2,507	2,674	2,239	2,044	2,059
Nasdaq	6,635	6,903	5,383	5,007	4,736
FTSE 100	6,728	7,688	7,143	6,242	6,566
AEX	488	545	483	442	424

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

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2018
Equity increase 10%	293	405
Equity decrease 10%	(273)	(379)
Equity increase 20%	652	877
Equity decrease 20%	(393)	(599)

2017
Equity increase 10%	317	405
Equity decrease 10%	(316)	(405)
Equity increase 20%	647	820
Equity decrease 20%	(660)	(839)

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

Annual Report on Form 20F 2018

202	Notes to the consolidated financial statements Note 4

The following table shows interest rates at the end of each of the last five years.

	2018	2017	2016	2015	2014
3-month US LIBOR	2.81%	1.69%	1.00%	0.61%	0.26%
3-month EURIBOR	(0.31%)	(0.33%)	(0.32%)	(0.13%)	0.08%
10-year US Treasury	2.69%	2.41%	2.43%	2.27%	2.17%
10-year Dutch government	0.39%	0.53%	0.35%	0.79%	0.68%

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

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2018
Shift up 100 basis points	(677)	(3,892)
Shift down 100 basis points	1,188	2,819

2017
Shift up 100 basis points	(282)	(2,620)
Shift down 100 basis points	200	2,160

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

Annual Report on Form 20F 2018

203	Notes to the consolidated financial statements Note 4

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2018	2017	2016
Net income
Americas (in USD)	61	1,762	618
The Netherlands (in EUR)	648	818	418
United Kingdom (in GBP)	35	71	(346)
Central & Eastern Europe (in EUR)	60	57	19
Spain & Portugal (in EUR)	(3)	(2)	(2)
Asia (in USD)	13	6	(14)
Asset Management (in EUR)	105	48	97

Equity in functional currency
Americas (in USD)	15,239	17,712	17,103
The Netherlands (in EUR)	6,967	6,558	5,101
United Kingdom (in GBP)	1,671	1,905	1,845
Central & Eastern Europe (in EUR)	377	402	378
Spain & Portugal (in EUR)	427	433	451
Asia (in USD)	862	1,169	1,281
Asset Management (in EUR)	471	397	422

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2018	2017	2016	2015	2014
USD	1.14	1.20	1.05	1.09	1.21
GBP	0.90	0.89	0.85	0.74	0.78

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of currency exchange rates [1]	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2018
Increase by 15% of USD currencies relative to the euro	1	1,909
Increase by 15% of GBP currencies relative to the euro	4	269
Increase by 15% of non-euro currencies relative to the euro	20	2,301
Decrease by 15% of USD currencies relative to the euro	3	(1,389)
Decrease by 15% of GBP currencies relative to the euro	(2)	(179)
Decrease by 15% of non-euro currencies relative to the euro	(9)	(1,659)

2017
Increase by 15% of USD currencies relative to the euro	260	2,159
Increase by 15% of GBP currencies relative to the euro	21	321
Increase by 15% of non-euro currencies relative to the euro	265	2,598
Decrease by 15% of USD currencies relative to the euro	(189)	(1,566)
Decrease by 15% of GBP currencies relative to the euro	(16)	(216)
Decrease by 15% of non-euro currencies relative to the euro	(184)	(1,868)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

Annual Report on Form 20F 2018

204	Notes to the consolidated financial statements Note 4

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

Aegon held EUR 32,116 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2017: EUR 34,393 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 39 Borrowings, amounting to EUR 3,680 million which were unused at the end of the reporting period (2017: EUR 3,367 million).

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

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2018
Trust pass-through securities	-	9	36	110	69	223
Subordinated loans	-	66	266	201	1,400	1,933
Borrowings	-	1,713	8,136	1,499	2,825	14,174
Investment contracts [1]	13,305	1,439	1,831	985	1,517	19,077
Investment contracts for account of policyholders [1]	29,360	19,670	20	26	91	49,166
Other financial liabilities	5,849	2,445	81	45	38	8,457
Total financial liabilities (excluding investment/insurance contracts)	5,849	4,234	8,519	1,854	4,332	24,787
2017
Trust pass-through securities	-	9	34	110	68	221
Subordinated loans	-	28	112	56	1,137	1,333
Borrowings	-	1,888	8,396	2,411	2,668	15,362
Investment contracts [1]	12,189	1,381	1,591	577	1,709	17,448
Investment contracts for account of policyholders [1]	33,738	2,605	1	1	133	36,478
Other financial liabilities	6,277	2,002	791	23	32	9,125
Total financial liabilities (excluding investment/insurance contracts)	6,277	3,926	9,333	2,599	3,905	26,041

[1]	Excluding investment contracts with discretionary participating features.

Annual Report on Form 20F 2018

205	Notes to the consolidated financial statements Note 4

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

Financial liabilities relating to insurance and investment contracts [1]	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2018
Insurance contracts	-	5,255	17,147	17,891	126,514	166,807
Insurance contracts for account of policyholders	-	8,382	35,238	36,455	130,475	210,550
Investment contracts	-	6,679	6,985	2,739	5,087	21,490
Investment contracts for account of policyholders	169	8,839	23,185	28,747	64,185	125,125
	169	29,155	82,556	85,831	326,261	523,972
2017
Insurance contracts	-	3,865	16,348	17,155	122,702	160,070
Insurance contracts for account of policyholders	-	8,122	33,916	35,391	123,911	201,339
Investment contracts	-	5,961	6,870	2,510	4,620	19,960
Investment contracts for account of policyholders	234	10,117	23,871	21,202	54,930	110,353
	234	28,064	81,005	76,258	306,162	491,723

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

Maturity analysis relating to derivatives [1] (Contractual cash flows)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2018
Gross settled
Cash inflows	-	23,453	8,092	11,323	21,233	64,101
Cash outflows	-	(23,143)	(7,351)	(10,832)	(20,816)	(62,141)

Net settled
Cash inflows	-	156	709	982	2,230	4,078
Cash outflows	-	(66)	(288)	(516)	(5,743)	(6,614)
2017
Gross settled
Cash inflows	-	14,646	7,024	10,658	18,916	51,245
Cash outflows	-	(14,766)	(6,367)	(9,890)	(18,447)	(49,471)

Net settled
Cash inflows	-	129	783	1,033	2,428	4,374
Cash outflows	-	(67)	(332)	(543)	(5,870)	(6,812)

[1]

Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

For maturity information on other obligations, please refer to note 48 Commitments and contingencies.

Annual Report on Form 20F 2018

206	Notes to the consolidated financial statements Note 5

5 Segment information

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

◆	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
◆	The Netherlands;
◆	United Kingdom;
◆	Central & Eastern Europe;
◆	Spain & Portugal;
◆	Asia: one operating segment which covers businesses operating in Hong Kong, Singapore, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
◆	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
◆	Holding and other activities: one operating segment which includes financing, reinsurance activities, employee and other administrative expenses of holding companies.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.

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

Change in measurement of performance measure

Aegon has changed the measurement of underlying earnings before tax for its real estate investments portfolio held by Aegon the Netherlands. Previously, direct returns on these investments were reported as part of underlying earnings before tax and the fair value movements were reported as part of Fair value items. From January 1, 2018, fair value items include the over-or underperformance for the real estate investments of Aegon the Netherlands, for which ‘management’s best estimate’ is included in underlying earnings before tax. In addition, Aegon the Netherlands started to record its management’s best estimate investment return on consumer loan investments (net of expected impairments) in underlying earnings before tax, where previously the gross returns were recorded in underlying earnings before tax and the impairments in the impairment line. All other alternative investments are reported similarly with ‘management’s best estimate investment return’ being included in underlying earnings before tax and the over- or underperformance in Fair value items.

For segment reporting purposes, the impact of this change in measurement on full year 2017 was an increase in Aegon Group consolidated underlying earnings before tax of EUR 37 million and a decrease in fair value items of EUR 61 million and a decrease in impairment charges of EUR 24 million. There is no impact on net income in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison. The presentation of the items in the IFRS income statement remains unchanged and continue to be part of the line ‘Investment income’.

Annual Report on Form 20F 2018

207	Notes to the consolidated financial statements Note 5

Impact from assumption and model updates

In 2018, a pre-tax charge of EUR 121 million (2017: EUR 276 million charge) has been recorded in other income/(charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 6 million, which includes charges of EUR 164 million, mainly driven by Americas Life mortality updates to reflect actual experience, partially offset by gains of EUR 158 million, mainly driven by the positive impact from new expense allocation methodology within Retirement plans and Variable and Fixed annuities lines of business, Universal Life model update using results from AXIS model and a Variable Annuities (WB) modelling enhancement in discount curve upon account exhaustion. In the Netherlands, assumption changes and model updates led to a net loss of EUR 111 million, which includes charges of EUR 219 million mainly related to the population mortality best estimate update to reflect latest available data and an improvement in the modelling of policyholder behavior (lapses) and the lowering of IFRS ultimate forward rate from 4.25% to 3.65%. This was partly offset by EUR 108 million gains driven by the TKP/UL model conversion.

During 2017 Aegon implemented actuarial assumption and model updates resulting in a net EUR 276 million charge (2016: EUR 118 million charge) to income before tax.

Fair value items

Fair value items include the over-or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over-or underperformance compared to management’s best estimate investment return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 3-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is management’s best estimate expected return on these products. Any over-or underperformance compared to management’s expected return is excluded from underlying earnings before tax.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon’s businesses in the Netherlands and Japan are excluded from underlying earnings before tax, because management’s best estimate expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

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

Impairment charges/reversals

Impairment charges/reversals include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities. For Aegon the Netherlands, the expected impairments on alternative assets classes (e.g. illiquid investments – including consumer loans and catastrophe bonds – and residential real estate) are allocated to underlying earnings in order to present management’s best estimate investment return in underlying earnings. Deviations from the expected impairments are presented as part of impairment charges/(reversals) in non-underlying earnings.

Annual Report on Form 20F 2018

208	Notes to the consolidated financial statements Note 5

Other income or charges

Other income or charges includes the following:

◆	items which cannot be directly allocated to a specific line of business;
◆	the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and
◆	items that are outside the normal course of business, including restructuring charges.

In the Consolidated income statement, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in ‘Policyholder claims and benefits’ in the Consolidated income statement.

Run-off businesses

Run-off businesses includes results of business units where management in earlier years has decided to exit the market and to run-off the existing block of business. This line only includes results related to the run-off of the remaining institutional spread-based business, structured settlements blocks of business, the life reinsurance business and the bank-owned and corporate-owned life insurance (BOLI/COLI) business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

The following table presents Aegon’s segment results.

Income statement – Underlying earnings
2018
Underlying earnings before tax	1,216	615	128	72	24	55	151	(189)	1	2,074	72	2,146
Fair value items	(613)	250	59	4	2	3	-	5	-	(291)	(119)	(409)
Realized gains/(losses) on investments	(204)	46	83	1	(1)	(8)	2	4	-	(77)	(2)	(79)
Impairment charges	(46)	4	-	(2)	-	(5)	-	(9)	-	(58)	-	(58)
Impairment reversals	37	2	-	1	-	-	-	-	-	39	-	39
Other income/(charges)	(397)	(132)	(252)	(7)	(18)	(7)	(5)	(57)	-	(875)	1	(874)
Run-off businesses	(14)	-	-	-	-	-	-	-	-	(14)	-	(14)
Income/(loss) before tax	(20)	784	19	69	7	36	149	(247)	1	798	(47)	751

Income tax (expense)/benefit	71	(136)	20	(8)	(10)	(25)	(44)	46	-	(87)	47	(40)
Net income/(loss)	51	648	38	60	(3)	11	105	(201)	1	711	-	711
Inter-segment underlying earnings	(73)	(101)	(82)	(15)	(2)	(5)	198	80

Revenues 2018
Life insurance gross premiums	7,004	1,632	7,509	405	217	779	-	9	(7)	17,548	(579)	16,969
Accident and health insurance	1,571	219	29	2	100	94	-	-	-	2,015	(36)	1,979
General insurance	-	136	-	231	112	-	-	1	(1)	479	(112)	367
Total gross premiums	8,575	1,987	7,539	638	429	873	-	10	(8)	20,042	(727)	19,316

Investment income	3,125	2,265	1,346	48	36	268	5	286	(284)	7,095	(59)	7,035
Fee and commission income	1,826	211	198	47	16	58	632	-	(206)	2,782	(224)	2,558
Other revenues	5	-	-	-	-	2	1	4	-	12	(6)	5
Total revenues	13,530	4,463	9,083	733	480	1,201	638	300	(499)	29,930	(1,016)	28,914

Inter-segment revenues	1	2	-	-	-	-	206	290

Annual Report on Form 20F 2018

209	Notes to the consolidated financial statements Note 5

Income statement – Underlying earnings
2017
Underlying earnings before tax	1,381	557	116	67	4	49	136	(170)	-	2,140	61	2,200
Fair value items	170	(31)	(82)	-	-	-	-	24	-	81	(97)	(16)
Realized gains/(losses) on investments	157	184	62	1	-	4	3	-	-	413	(5)	408
Impairment charges	(37)	(3)	-	(2)	-	(1)	-	(3)	-	(46)	(0)	(46)
Impairment reversals	22	10	-	-	-	-	-	-	-	32	-	32
Other income/(charges)	(353)	296	40	-	-	(19)	(49)	16	-	(68)	(4)	(72)
Run-off businesses	30	-	-	-	-	-	-	-	-	30	-	30
Income/(loss) before tax	1,370	1,013	137	66	4	33	90	(134)	-	2,580	(45)	2,536
Income tax (expense)/benefit	198	(196)	(56)	(9)	(6)	(28)	(42)	29	-	(110)	44	(65)
Net income/(loss)	1,568	818	81	57	(2)	5	48	(105)	-	2,470	(0)	2,470
Inter-segment underlying earnings	(78)	(111)	(87)	(11)	(1)	(1)	214	73
Revenues 2017
Life insurance gross premiums	7,437	1,857	9,603	411	208	983	-	7	(9)	20,498	(546)	19,952
Accident and health insurance	2,115	203	32	1	83	97	-	-	-	2,531	(20)	2,511
General insurance	-	148	-	216	103	-	-	1	(1)	466	(103)	363
Total gross premiums	9,553	2,208	9,635	628	394	1,080	-	8	(10)	23,496	(670)	22,826
Investment income	3,368	2,172	1,517	49	37	246	4	295	(291)	7,396	(58)	7,338
Fee and commission income	1,919	326	235	43	17	63	609	-	(222)	2,990	(188)	2,802
Other revenues	5	-	-	-	3	1	-	4	-	13	(5)	7
Total revenues	14,844	4,706	11,387	720	450	1,390	613	308	(523)	33,895	(921)	32,973
Inter-segment revenues	-	(1)	-	-	-	3	222	298

Annual Report on Form 20F 2018

210	Notes to the consolidated financial statements Note 5

Income statement – Underlying earnings
2016
Underlying earnings before tax	1,249	534	59	55	8	21	149	(162)	-	1,913	48	1,960
Fair value items	(521)	(228)	(7)	-	(1)	(9)	-	(74)	-	(840)	(72)	(912)
Realized gains/(losses) on investments	(13)	189	153	-	(1)	8	3	-	-	340	(6)	334
Impairment charges	(72)	(29)	-	1	-	(1)	(5)	(7)	-	(113)	-	(112)
Impairment reversals	42	17	-	-	-	-	-	-	(1)	58	-	58
Other income/(charges)	(100)	44	(678)	(23)	(0)	(5)	(2)	(6)	-	(771)	-	(771)
Run-off businesses	54	-	-	-	-	-	-	-	-	54	-	54
Income/(loss) before tax	638	526	(474)	34	6	14	145	(249)	(0)	641	(31)	610
Income tax (expense)/benefit	(80)	(109)	18	(15)	(8)	(27)	(48)	65	-	(203)	31	(172)
Net income/(loss)	559	418	(456)	19	(2)	(13)	97	(183)	(0)	438	-	438
Inter-segment underlying earnings	(194)	(95)	(87)	(14)	(1)	74	234	84
Revenues
2016
Life insurance gross premiums	7,363	2,015	9,888	399	191	1,121	-	6	(84)	20,898	(498)	20,400
Accident and health insurance	2,204	210	36	1	73	104	-	(4)	-	2,624	(15)	2,609
General insurance	-	266	-	179	92	-	-	5	(5)	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	1,225	-	7	(89)	24,058	(606)	23,453
Investment income	3,717	2,135	1,661	45	45	232	3	406	(403)	7,841	(54)	7,788
Fee and commission income	1,651	350	95	36	14	61	632	-	(242)	2,596	(188)	2,408
Other revenues	4	-	-	-	2	-	1	3	-	11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	1,517	636	416	(734)	34,507	(852)	33,655
Inter-segment revenues	-	3	-	-	-	79	243	409

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

Annual Report on Form 20F 2018

211	Notes to the consolidated financial statements Note 5

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table.

	Note	2018	2017	2016
Underlying earnings before tax & excl. JVs/Assoc.		2,074	2,140	1,913
Elimination of share in earnings of joint ventures and associates		72	61	48

Rental income	7	(72)	(61)	-
Dividend income	7	30	-	-
Recovered claims and benefits	9	2	-	-
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	(295)	(437)	(783)
Net fair value change on borrowings and other financial liabilities	10	6	-	-
Realized gains and losses on financial investments	10	(92)	431	327
Gains and (losses) on investments in real estate	10	261	193	70
Net fair value change of derivatives	10	(67)	(134)	(277)
Net foreign currency gains and (losses)	10	(2)	5	30
Realized gains and (losses) on repurchased debt	10	1	1	1
Other income	11	8	540	66
Change in valuation of liabilities for insurance contracts	12	(341)	(254)	(144)
Change in valuation of liabilities for investment contracts	12	13	(19)	(18)
Policyholder claims and benefits – Other	12	(9)	34	45
Commissions and expenses	14	(428)	256	75
Impairment (charges) reversals	15	(20)	(16)	(97)
Other charges	17	(375)	(235)	(700)
Run-off businesses	5	(14)	30	54
Income/(loss) before tax		751	2,534	610

◆	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in Note 10 and reflects the over-or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.
◆	Net fair value change of derivatives is reported as part of the respective line in Note 10 and includes: 1) the over-or underperformance of derivatives of EUR 3 million gain (2017: EUR 9 million gain, 2016: EUR 8 million gain) for which the expected long-term return is included in underlying earnings before tax; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 77 million loss (2017: EUR 145 million loss, 2016: EUR 297 million loss); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 7 million gain (2017: EUR 2 million gain, 2016: EUR 12 million gain).
◆	Net foreign currency gains and (losses) are reported as part of the respective line in Note 10.
◆	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in Note 12.
◆	Change in valuation of liabilities for investment contracts is reported as part of the respective line in Note 12.
◆	Policyholder claims and benefits – Other are reported as part of the “Other” line in note 12 and is related to policyholder tax.
◆	Commissions and expenses include: 1) Restructuring charges of EUR 279 million (2017: EUR 116 million charge, 2016: EUR 54 million charge) which are reported as part of Employee and Administration expenses lines in Note 14; 2) Amortization of deferred expenses of EUR 67 million loss (2017: gain of EUR 285 million, 2016: gain of EUR 137 million) which is reported as part of the respective line in Note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 20 million loss (2017: gain of EUR 94 million; 2016: charge of EUR 8 million) which is reported as part of the respective line in Note 14. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 88 million loss (2017: gain of EUR 135 million; 2016: gain of EUR 105 million).
◆	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 41 million charge (2017: EUR charge of 42 million , 2016: charge of EUR 59 million) as shown in Note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 19 million loss (2017: EUR 1 million gain; 2016: EUR 38 million charge) reported as part of the respective line in Note 15.
◆	There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

Annual Report on Form 20F 2018

212	Notes to the consolidated financial statements Note 5

Other selected income statement items
2018
Amortization of deferred expenses, VOBA and future servicing rights	852	25	119	52	-	24	-	-	-	1,072
Depreciation	38	12	14	9	3	1	1	2	-	80
Impairment charges/(reversals) on financial assets, excluding receivables	(9)	34	-	1	-	5	-	9	-	41
Impairment charges/(reversals) on non- financial assets and receivables	19	15	1	-	-	1	-	-	-	36

2017
Amortization of deferred expenses, VOBA and future servicing rights	336	27	134	55	-	33	-	-	-	586
Depreciation	44	16	28	8	3	1	3	2	-	105
Impairment charges/(reversals) on financial assets, excluding receivables	19	17	-	2	-	-	-	3	-	42
Impairment charges/(reversals) on non- financial assets and receivables	(2)	3	-	-	-	-	-	-	-	-

2016
Amortization of deferred expenses, VOBA and future servicing rights	761	32	177	59	-	32	-	-	2	1,065
Depreciation	38	17	21	9	3	1	-	2	-	89
Impairment charges/(reversals) on financial assets, excluding receivables	35	12	-	(1)	-	1	5	7	-	59
Impairment charges/(reversals) on non- financial assets and receivables	7	(2)	31	(1)	-	-	-	-	-	36

Number of employees
2018
Number of employees – headcount		8,824	3,548	3,135	2,318	519	6,344	1,464	390	26,543
Of which Aegon’s share of employees in joint ventures and associates		559	-	58	-	86	5,983	168	-	6,854

2017
Number of employees – headcount		10,951	3,089	3,435	2,337	610	6,025	1,500	371	28,318
Of which Aegon’s share of employees in joint ventures and associates		549	-	-	-	83	5,702	163	-	6,497

2016
Number of employees – headcount		11,943	4,464	2,673	2,317	600	5,579	1,474	330	29,380
Of which Aegon’s share of employees in joint ventures and associates		561	-	-	-	41	5,186	156	-	5,944

Annual Report on Form 20F 2018

213	Notes to the consolidated financial statements Note 5

Summarized assets and liabilities per segment
2018
Assets
Cash and Cash equivalents	683	6,004	315	68	80	90	213	1,290	-	8,744
Assets held for sale	-	-	-	-	-	-	-	-	-	-
Investments	71,056	57,738	2,114	933	727	5,720	181	157	-	138,625
Investments for account of policyholders	95,343	23,767	73,958	1,088	99	103	-	-	(5)	194,353
Investments in joint ventures	1	1,001	-	-	472	152	119	-	-	1,745
Investments in associates	72	85	8	5	-	17	131	8	-	327
Deferred expenses	9,209	66	896	74	1	665	-	-	-	10,910
Other assets	27,893	7,421	1,893	210	62	1,907	123	27,284	(28,864)	37,928
Total assets	204,257	96,083	79,184	2,378	1,441	8,654	767	28,738	(28,869)	392,633

Liabilities
Insurance contracts	71,584	34,844	1,435	657	681	7,726	-	15	(1,648)	115,294
Insurance contracts for account of policyholders	68,126	23,855	24,086	919	103	24	-	-	-	117,113
Investment contracts	6,943	10,795	223	85	-	2	-	-	-	18,048
Investment contracts for account of policyholders	27,217	2,101	50,532	169	-	79	-	-	-	80,097
Liabilities held for sale	-	-	-	-	-	-	-	-	-	-
Other liabilities	17,055	17,507	1,047	170	231	67	293	6,156	(3,012)	39,513
Total liabilities	190,924	89,102	77,322	2,000	1,015	7,898	293	6,171	(4,660)	370,065

Summarized assets and liabilities per segment
2017
Assets
Cash and Cash equivalents	548	8,382	317	67	116	71	141	1,125	-	10,768
Assets held for sale	-	-	5,249	-	-	-	-	-	-	5,249
Investments	73,469	53,975	2,011	1,055	720	5,326	157	91	-	136,804
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	-	-	-	(6)	194,063
Investments in joint ventures	6	1,008	-	-	480	118	99	1	-	1,712
Investments in associates	77	74	7	6	-	14	122	8	-	308
Deferred expenses	8,552	76	945	70	1	490	-	-	-	10,135
Other assets	26,628	6,763	1,840	245	72	1,786	101	28,427	(28,979)	36,883
Total assets	212,245	96,975	73,331	2,787	1,494	7,805	620	29,651	(28,985)	395,923

Liabilities
Insurance contracts	68,556	34,379	1,451	624	703	6,696	-	24	(1,615)	110,818
Insurance contracts for account of policyholders	72,501	25,587	22,862	1,109	108	-	-	-	-	122,168
Investment contracts	6,824	9,787	278	52	-	2	-	-	-	16,943
Investment contracts for account of policyholders	30,463	3,255	40,482	234	-	-	-	-	-	74,434
Liabilities held for sale	-	-	5,003	-	-	-	-	-	-	5,003
Other liabilities	19,145	17,400	1,103	365	250	133	218	5,526	(1,684)	42,456
Total liabilities	197,490	90,408	71,178	2,385	1,061	6,830	218	5,550	(3,299)	371,821

Annual Report on Form 20F 2018

214	Notes to the consolidated financial statements Note 5

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Investments
2018

Shares	532	1,412	3	64	10	7	4	128	-	2,161
Debt securities	51,681	21,586	1,005	754	662	5,526	36	3	-	81,253
Loans	9,945	32,536	-	106	37	16	-	12	-	42,653
Other financial assets	8,367	54	1,105	5	-	170	142	14	-	9,858
Investments in real estate	530	2,150	-	4	17	-	-	-	-	2,700
Investments general account	71,056	57,738	2,114	933	727	5,720	181	157	-	138,625

Shares	-	7,403	13,044	184	14	-	-	-	(5)	20,640
Debt securities	1,716	11,283	7,259	176	7	-	-	-	-	20,441
Unconsolidated investment funds	93,548	1,059	48,296	717	78	103	-	-	-	143,800
Other financial assets	79	4,022	4,748	11	-	-	-	-	-	8,861
Investments in real estate	-	-	612	-	-	-	-	-	-	612
Investments for account of policyholders	95,343	23,767	73,958	1,088	99	103	-	-	(5)	194,353

Investments on balance sheet	166,399	81,505	76,072	2,021	826	5,823	181	157	(5)	332,979
Off-balance sheet investments third parties	204,184	3,339	106,347	5,360	491	2,818	149,197	-	(774)	470,963
Total revenue-generating investments	370,583	84,844	182,419	7,381	1,317	8,641	149,378	157	(778)	803,942

Investments
Available-for-sale	55,921	19,974	1,459	810	673	5,686	131	21	-	84,675
Loans	9,945	32,536	-	106	37	16	-	12	-	42,653
Financial assets at fair value through profit or loss	100,002	26,846	74,001	1,101	99	121	50	123	(5)	202,339
Investments in real estate	530	2,150	612	4	17	-	-	-	-	3,312
Total investments on balance sheet	166,399	81,505	76,072	2,021	826	5,823	181	157	(5)	332,979

Investments in joint ventures	1	1,001	-	-	472	152	119	-	-	1,745
Investments in associates	72	85	8	5	-	17	131	8	-	327
Other assets	37,786	13,491	3,104	352	143	2,662	336	28,573	(28,864)	57,582
Consolidated total assets	204,257	96,083	79,184	2,378	1,441	8,654	767	28,738	(28,869)	392,633

Annual Report on Form 20F 2018

215	Notes to the consolidated financial statements Note 5

Investments
2017
Shares	567	859	5	54	5	1	2	57	-	1,551
Debt securities	54,535	21,411	1,779	712	646	5,252	9	-	-	84,344
Loans	8,831	30,189	-	275	54	6	-	13	-	39,368
Other financial assets	8,904	21	228	10	-	67	146	20	-	9,395
Investments in real estate	633	1,495	-	4	15	-	-	-	-	2,147
Investments general account	73,469	53,975	2,011	1,055	720	5,326	157	91	-	136,804

Shares	-	9,262	15,856	244	14	-	-	-	(6)	25,370
Debt securities	3,116	13,370	8,125	216	9	-	-	-	-	24,836
Unconsolidated investment funds	99,426	276	33,476	873	81	-	-	-	-	134,132
Other financial assets	422	3,788	4,850	11	1	-	-	-	-	9,072
Investments in real estate	-	-	655	-	-	-	-	-	-	655
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	-	-	-	(6)	194,063

Investments on balance sheet	176,434	80,672	64,972	2,398	825	5,326	157	91	(6)	330,868
Off-balance sheet investments third parties	212,736	1,759	114,906	5,709	528	2,718	143,923	-	(981)	481,297
Total revenue-generating investments	389,170	82,431	179,878	8,107	1,353	8,043	144,079	91	(987)	812,165

Investments
Available-for-sale	59,459	19,841	2,007	756	651	5,299	137	20	-	88,170
Loans	8,831	30,189	-	275	54	6	-	13	-	39,368
Financial assets at fair value through profit or loss	107,511	29,147	62,310	1,363	105	21	20	57	(6)	200,528
Investments in real estate	633	1,495	655	4	15	-	-	-	-	2,801
Total investments on balance sheet	176,434	80,672	64,972	2,398	825	5,326	157	91	(6)	330,868

Investments in joint ventures	6	1,008	-	-	480	118	99	1	-	1,712
Investments in associates	77	74	7	6	-	14	122	8	-	308
Other assets	35,728	15,221	8,352	383	189	2,347	242	29,552	(28,979)	63,034
Consolidated total assets	212,245	96,975	73,331	2,787	1,494	7,805	620	29,651	(28,985)	395,923

Annual Report on Form 20F 2018

216	Notes to the consolidated financial statements Note 6

6 Premium income and premiums paid to reinsurers

	2018	2017	2016
Life insurance	16,969	19,952	20,400
Non-life insurance	2,346	2,874	3,053
Total premium income	19,316	22,826	23,453

- Accident and health insurance	1,979	2,511	2,609
- General insurance	367	363	444
Non-life insurance premium income	2,346	2,874	3,053

	2018	2017	2016
Life insurance	2,500	3,214	2,932
Non-life insurance	163	217	244
Total premiums paid to reinsurers	2,663	3,431	3,176

- Accident and health insurance	152	205	238
- General insurance	11	13	7
Non-life insurance paid to reinsurers	163	217	244

Premium income decreased by EUR 3,510 million in 2018 (2017: EUR 627 million) mainly driven by a reduction of upgraded Life insurance policies to the retirement platform in the UK, which represents EUR 3,439 million (2017: EUR 5,139 million; 2016: EUR 5,255 million) of total premium income Life insurance.

In addition, there is a negative impact on Non-life insurance from product exits in the US and currency translation adjustments.

The decrease of EUR 714 million in Premium paid to reinsurers Life in 2018 is mainly due to the divestment of annuity businesses in Americas and the United Kingdom which occurred in 2017.

7 Investment income

	2018	2017	2016
Interest income	5,783	6,052	6,479
Dividend income	1,124	1,164	1,180
Rental income	129	121	129
Total investment income	7,035	7,338	7,788

Investment income related to general account	5,268	5,394	5,737
Investment income for account of policyholders	1,767	1,944	2,051
Total	7,035	7,338	7,788

Included in interest income is EUR 160 million (2017: EUR 190 million; 2016: EUR 230 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 4,811 million (2017: EUR 5,056 million; 2016: EUR 5,642 million).

Total investment income from:	2018	2017	2016
Shares	1,124	1,164	1,180
Debt securities and money market instruments	3,899	4,248	4,838
Loans	1,704	1,686	1,752
Real estate	129	121	129
Other	181	119	(111)
Total	7,035	7,338	7,788

Annual Report on Form 20F 2018

217	Notes to the consolidated financial statements Note 8

Investment income from financial assets held for general account:	2018	2017	2016
Available-for-sale	3,180	3,467	4,007
Loans	1,704	1,686	1,752
Financial assets designated at fair value through profit or loss	212	148	80
Real estate	82	71	69
Derivatives	72	31	(139)
Other	18	(10)	(32)
Total	5,268	5,394	5,737

8 Fee and commission income
	2018	2017	2016
Fee income from asset management	1,853	2,126	1,702
Commission income	594	535	562
Other	112	140	144
Total fee and commission income	2,558	2,802	2,408

Included in fee and commission income is EUR 215 million of fees on trust and fiduciary activities (2017: EUR 190 million; 2016: EUR 55 million).

9 Income from reinsurance ceded
	2018	2017	2016
Recovered claims and benefits	3,127	3,669	3,477
Change in technical provisions	372	497	(26)
Commissions	241	122	236
Total	3,740	4,288	3,687

Income from reinsurance ceded decreased by EUR 549 million compared to 2017, mainly due to the completion of the part VII transfers of the annuity portfolios in the UK in 2017. Refer to note 51 Business combinations for more details on these transactions.

10 Results from financial transactions
Results from financial transactions comprise:	2018	2017	2016
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	(79)	232	(42)
Realized gains and (losses) on financial investments	(92)	431	327
Gains and (losses) on investments in real estate	261	193	70
Net fair value change of derivatives	(545)	(1,159)	239
Net fair value change on account of policyholder financial assets at fair value through profit or loss	(11,326)	20,524	15,121
Net fair value change on investments in real estate for account of policyholders	5	38	(26)
Net foreign currency gains and (losses)	44	(20)	41
Net fair value change on borrowings and other financial liabilities	29	10	21
Realized gains and (losses) on repurchased debt	1	1	1
Total	(11,701)	20,250	15,753

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2018	2017	2016
Shares	69	25	4
Debt securities and money market investments	(143)	127	8
Other	(5)	80	(54)
Total	(79)	232	(42)

Other mainly includes net fair value changes of alternative investments.

Annual Report on Form 20F 2018

218	Notes to the consolidated financial statements Note 11

Realized gains and losses on financial investments comprise:	2018	2017	2016
Shares	25	165	46
Debt securities and money market investments	(147)	242	211
Loans	16	20	16
Other	14	3	54
Total	(92)	431	327

Realized gains and losses on financial investments comprise:	2018	2017	2016
Available-for-sale investments	(108)	411	311
Loans	16	20	16
Total	(92)	431	327

Net fair value change of derivatives comprise:	2018	2017	2016
Net fair value change on economic hedges where no hedge accounting is applied	272	70	793
Net fair value change on bifurcated embedded derivatives	(824)	(1,231)	(565)
Ineffective portion of hedge transactions to which hedge accounting is applied	7	2	12
Total	(545)	(1,159)	239

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2018	2017	2016
Fair value change on hedging instruments in a fair value hedge	13	(12)	(29)
Fair value change on hedged items in a fair value hedge	(8)	15	35

Ineffectiveness fair value hedge	5	3	7
Ineffectiveness cash flow hedges	2	-	5
Total	7	2	12

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2018	2017	2016
Shares	(2,318)	2,372	2,462
Debt securities and money market investments	(421)	166	1,682
Unconsolidated investment funds	(8,158)	17,720	10,496
Derivatives	(153)	94	252
Other	(276)	171	230
Total	(11,326)	20,524	15,121

Net fair value change on for account of policyholder financial assets at fair value through profit or loss decreased in 2018 compared to 2017, mainly from unfavorable credit and equity markets. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

Net fair value change on borrowings and other financial liabilities	2018	2017	2016
Borrowings	23	10	21
Other financial liabilities	6	-	-
Total	29	10	21

11 Other income
	2018	2017	2016
Other income	8	540	66

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

Annual Report on Form 20F 2018

219	Notes to the consolidated financial statements Note 12

to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties. For more details refer to note 51 Business combinations.

Other income of EUR 66 million for 2016 includes the result on the sale of Transamerica Financial Advisors. This transaction has resulted in a gain of USD 58 million (EUR 52 million). Refer to note 51 Business combinations for more details.

12 Policyholder claims and benefits

	2018	2017	2016
Benefits and claims paid life	19,673	23,634	23,877
Benefits and claims paid non-life	1,658	1,903	2,052
Change in valuation of liabilities for insurance contracts	(2,639)	22,741	16,193
Change in valuation of liabilities for investment contracts	(8,143)	(2,644)	(104)
Other	9	(34)	(45)
Total	10,557	45,599	41,974

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines ‘‘Change in valuation of liabilities for insurance contracts’’ and ‘‘Change in valuation of liabilities for investment contracts’’ reflect movements in technical provisions resulting from “Net fair value change on for account of policyholder financial assets at fair value through profit or loss” included in note 10 Results from financial transactions of EUR 11,326 million negative (2017: EUR 20,524 million positive, 2016: EUR 15,121 million positive). In addition, the line ‘‘Change in valuation of liabilities for insurance contracts’’ includes an increase of technical provisions for life insurance contracts of EUR 1,403 million (2017: increase of EUR 601 million, 2016: increase of EUR 2,349 million).

13 Profit sharing and rebates

	2018	2017	2016
Surplus interest bonuses	2	2	4
Profit appropriated to policyholders	21	21	45
Total	23	23	49

14 Commissions and expenses

	2018	2017	2016
Commissions	2,445	2,661	2,929
Employee expenses	2,061	2,234	2,287
Administration expenses	1,477	1,424	1,273
Deferred expenses	(831)	(980)	(1,203)
Amortization of deferred expenses	928	543	880
Amortization of VOBA and future servicing rights	144	43	184
Total	6,224	5,925	6,351

Included in administration expenses is an amount of EUR 80 million of depreciation that relates to equipment, software and real estate held for own use (2017: EUR 105 million; 2016: EUR 89 million). Minimum lease payments recognized as expense amounted to EUR 84 million (2017: EUR 89 million; 2016: EUR 89 million).

The minimum lease payments recognized as expense for both 2017 and 2016 have been adjusted to conform to the current year presentation as certain amounts were previously not included in the narrative in this note. These adjusted amounts are not considered material as these adjustments had no effect on net income, shareholders’ equity and earnings per share, nor on the total of commissions and expenses of EUR 5,925 reported in 2017 and EUR 6,351 reported in 2016.

Annual Report on Form 20F 2018

220	Notes to the consolidated financial statements Note 14

Employee expenses	2018	2017	2016
Salaries	1,261	1,470	1,471
Post-employment benefit costs	277	318	338
Social security charges	120	151	155
Other personnel costs	367	267	294
Shares	36	28	28
Total	2,061	2,234	2,287

An amount of EUR 44 million is included in employee expenses relating to defined contributions (2017: EUR 46 million; 2016: EUR 46 million).

Long Term Incentive Plans

Selected senior employees within Aegon, who have not been classified as ‘Identified Staff’, can be granted the conditional right to receive Aegon shares at the start of a performance year. The grant price for these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The actual allocation of these shares to eligible employees depends on Aegon Group performance, the employee’s unit performance and individual performance on predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee.

Once allocated, the shares are subject to a vesting period of two years from the moment of allocation. In specific circumstances Aegon’s Supervisory Board can reclaim variable compensation that has already been allocated (but still unvested) or vested (claw back).

Variable Compensation Identified Staff

Members of the Executive Board and the Management Board as well as other senior employees are classified as ‘Identified Staff’ in accordance with the applicable rules and guidance from the relevant supervisory authorities. Of these, the Dutch 2015 Act on compensation in the financial sector (Wet beloningsbeleid financiële ondernemingen Wft) and the Dutch 2014 Decree on sound remuneration policy (Regeling beheerst beloningsbeleid 2014) are prominent examples. In line with these rules, variable compensation awards for Identified Staff is partially paid out and partly deferred and split into cash and Aegon shares. The shares are conditionally granted at the start of the performance year. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The actual allocation of these shares to eligible employees depends on Aegon Group performance, the employee’s unit performance and individual performance against predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee.

Once allocated, the deferred parts of the variable compensation award are subject to a vesting period of three years from the moment of allocation. Before each vesting moment, the Supervisory Board can decide to adjust an award downwards based on the annual ex-post risk assessment, which takes into account significant and exceptional circumstances which were not (sufficiently) reflected in the initial performance assessment.

The shares may be subject to an additional holding period up to three years after vesting. For the Members of the Executive Board and the members of the Management Board, who are based in the Netherlands, this holding period is three years. During this holding period it is not allowed to sell the vested shares, with the exception of shares withheld or sold to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares. In specific circumstances Aegon’s Supervisory Board will reclaim variable compensation that has already vested (claw back).

The following overview contains the cumulative number of shares and their status in relation to active Long Term Incentive Plans and allocated variable compensation to Identified Staff.

	2014 [1]	2015 [1]	2016 [1]	2017 [1]	2018 [1]	Total
Number of shares conditionally granted [2]	5,306,037	5,178,633	6,809,814	6,722,418	6,513,984	30,530,886
Number of shares allocated	4,714,569	4,942,275	7,155,420	7,461,564	-	24,273,828
[1]	Performance year for both Long-term incentive plans and Variable compensation Identified Staff
[2]	Number of shares conditionally granted based on the at target number of grants made that could increase or decrease subject to the actual performance attained

Annual Report on Form 20F 2018

221	Notes to the consolidated financial statements Note 15

	2014 [1]	2015 [1]	2016 [1]	2017 [1]	2018 [1]	Total
Unvested at January 1, 2017	4,181,844	4,553,637	6,809,814	-	-	15,545,295
Number of shares conditionally granted [2]	-	-	-	6,722,418	-	6,722,418
Number of shares allocated [4]	49,780	-	345,606	1,115,876	-	1,511,262
Number of shares forfeited	42,580	116,505	136,506	-	-	295,591
Number of shares vested	1,887,728	122,638	427,485	158,666	-	2,596,517
Unvested at December 31, 2017	2,301,316	4,314,494	6,591,429	7,679,628	-	20,886,867
Number of shares conditionally granted [2]	-	-	-	-	6,513,984	6,513,984
Number of shares allocated [4]	-	-	11,471	739,146	166,371	916,988
Number of shares forfeited	94,876	102,383	169,629	364,515	-	731,403
Number of shares vested	2,206,440	1,831,944	189,300	810,028	-	5,037,712
Unvested at December 31, 2018	-	2,380,167	6,243,971	7,244,231	6,680,355	22,548,724

Average share price used for grant in EUR [3]	6.739	6.106	5.128	5.246	5.405

Fair value of shares at grant date in EUR	5.840 to 6.658	5.159 to 6.018	3.990 to 4.898	4.040 to 4.933	4.143 to 5.054

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

[4]  Per 2017 shares allocated as sign-on are not allocated anymore to the plan years in which the vesting takes place. Instead, we now create and allocate specific sign-on shares in the calendar year of commencement.

Aegon applies a net settlement option for participants in order to meet their income tax obligations when their shares vest. This means that Aegon will not sell shares on the market, but hold these shares within Aegon and settle directly with the tax authorities in cash rather than selling shares first.

Refer to note 53 Related party transactions for detailed information on conditional shares granted to the Executive Board.

15 Impairment charges/(reversals)

Impairment charges/(reversals) comprise:				2018	2017	2016
Impairment charges on financial assets, excluding receivables				71	70	110
Impairment reversals on financial assets, excluding receivables				(39)	(32)	(58)
Impairment charges and reversals on non-financial assets and receivables				46	4	43
Total				78	42	95

Impairment charges on financial assets, excluding receivables, from:				2018	2017	2016
Shares				5	2	1
Debt securities and money market instruments				30	17	53
Loans				35	50	23
Other				-	-	33
Total				71	70	110

Impairment reversals on financial assets, excluding receivables, from:				2018	2017	2016
Debt securities and money market instruments				(34)	(17)	(42)
Loans				(3)	(13)	(14)
Other				(2)	(2)	(2)
Total				(39)	(32)	(58)

Impairment charges/(reversals) on non-financial assets and receivables increased to EUR 46 million in 2018 mainly due to updated valuations on various real estate properties in the Americas and impairments to software in the Netherlands.

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

Annual Report on Form 20F 2018

222	Notes to the consolidated financial statements Note 16

16 Interest charges and related fees

	2018	2017	2016
Subordinated loans	62	34	34
Trust pass-through securities	8	9	9
Borrowings	300	283	210
Other	136	108	95
Total	507	435	347

Other includes interest charges on short term borrowings and bank fees.

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 143 million (2017: EUR 162 million; 2016: EUR 176 million).

17 Other charges

	2018	2017	2016
Other charges	375	235	700

Other charges in 2018 of EUR 375 million include the gross settlement amount of a litigation regarding certain monthly deduction rate adjustments on universal life insurance policies and other related plaintiff and administration fees. The settlement relates to a block of around 70,000 universal life policies on which Transamerica raised the monthly deduction rates in 2015 and 2016. These adjustments were necessitated by, among other factors, low long-term interest rates and changes in future mortality experience, and were in accordance with the contractual terms of the policies. Nonetheless, the increases were challenged by policyholders in several court cases. To remove the uncertainty of ongoing litigation for Aegon and its customers, the decision was made to settle with the plaintiffs. In January 2019, a court approved the aforementioned settlement with universal life policyholders. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. The charge to the income statement for 2018 was USD 166 million (EUR 140 million). Included in the charge is a release of the technical provision (USD 38 million) and a reduction of the amortization of other intangible assets (USD 6 million).

Other charges include a loss of USD 110 million (EUR 93 million) related to the divestment of the last substantial block of its life reinsurance business to SCOR Global Life. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries reinsured approximately USD 700 million of liabilities through SCOR Global Life. The transaction covered the last substantial block of life reinsurance business that Transamerica retained after it divested the vast majority of its reinsurance business to SCOR Global Life in 2011 and 2017.

Furthermore, other charges include a loss of GBP 81 million (EUR 93 million) from the divestment of Aegon Ireland Plc. For more details on the divestment of Aegon Ireland Plc. refer to note 51 Business combinations.

Other charges in 2017 of EUR 235 million mainly relate to the book loss of EUR 105 million (USD 119 million) regarding the divestment of a block of life reinsurance business in the Americas and a charge of EUR 85 million (USD 100 million), regarding a provision in anticipation of a possible settlement in connection with an investigation by the SEC, refer to Note 48 Commitments and contingencies. In addition, an impairment of deferred transaction costs of EUR 36 million (GBP 32 million) was recorded as a result of the agreed sale of Aegon Ireland plc. For more details on the divestment of a block of US reinsurance run off business and Aegon Ireland plc. refer to note 51 Business combinations.

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

Annual Report on Form 20F 2018

223	Notes to the consolidated financial statements Note 18

18 Income tax

	Note	2018	2017	2016
Current tax
Current year		54	220	33
Adjustments to prior years		(36)	47	(46)
		18	267	(13)
Deferred tax	43
Origination/(reversal) of temporary differences		23	397	102
Changes in tax rates/bases		(30)	(550)	93
Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences		(35)	(45)	(54)
Non-recognition of deferred tax assets		17	41	33
Adjustments to prior years		48	(45)	12
		22	(201)	185
Income tax for the period (income)/charge		40	65	172

Adjustments to prior years include shifts between current and deferred tax.

Reconciliation between standard and effective income tax:		2018	2017	2016
Income before tax		751	2,534	610
Income tax calculated using weighted average applicable statutory tax rates		178	745	239

Difference due to the effects of:
Non-taxable income		(80)	(157)	(126)
Non-tax deductible expenses		28	28	21
Changes in tax rate/base		(30)	(550)	93
Different tax rates on overseas earnings		-	(1)	8
Tax credits		(68)	(67)	(41)
Other taxes		29	67	38
Adjustments to prior years		11	2	(34)
Origination and change in contingencies		2	9	8
Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences		(35)	(45)	(54)
Non-recognition of deferred tax assets		17	41	33
Tax effect of (profit)/losses from joint ventures and associates		(9)	(7)	(7)
Other		(3)	(1)	(6)
		(138)	(680)	(67)
Income tax for the period (income)/charge		40	65	172

The weighted average applicable statutory tax rate for 2018 is 23.7% (2017: 29.4%; 2016: 39.2%). The decrease in the weighted average applicable statutory tax rate compared to 2017 is mainly due to the high contribution of income before tax in the Netherlands versus income before tax in the United Kingdom and the United States.

Non-taxable income in 2018 is lower compared to previous years because of the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018. Non-taxable income in 2017 includes the tax exempt sale proceeds of the Dutch Unirobe Meeùs Group.

Changes in tax rate/base in 2017 highly benefited by the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018.

Changes in tax rate/base in 2016 was heavily impacted by the release of profits from other comprehensive income (OCI) to income statement in the United Kingdom. These profits were taxed in the past against high historic tax rates and were released from OCI to the income statement against a lower statutory tax rate in 2016. The difference caused a negative impact in changes in tax rate/base.

Annual Report on Form 20F 2018

224	Notes to the consolidated financial statements Note 18

In the Netherlands, the corporate income tax rate will decrease from 25% to 22.55% as from January 1, 2020 and will further decrease to 20.5% as from January 1, 2021. The beneficial impact of this tax rate change is included in the 2018 change in tax rate/ base. In the UK, the corporate income tax rate will decrease from 19% to 17% with effect from April 1, 2020. The minor impact of this tax rate change was included in the 2016 change in tax rate/base. In Hungary, the corporate income tax rate decreased from 19% to 9% as from January 1, 2017. The minor impact of this tax rate change was included in the 2016 change in tax rate/base.

Tax credits in 2018 and 2017 increased by US foreign tax credits. Tax credits include tax benefits from US investments that provide affordable housing to individuals and families that meet median household income requirements and from investing in solar energy.

Adjustments to prior years in 2016 included a one-time tax benefit in the US caused by the revised tax deduction for dividends received on prior filed tax returns.

The following tables present income tax related to components of other comprehensive income and retained earnings.

		2018	2017	2016
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use		7	9	(3)
Remeasurements of defined benefit plans		(15)	(175)	89
		(8)	(166)	86
Items that may be reclassified subsequently to profit and loss:
Gains/losses on revaluation of available-for-sale investments		530	(134)	(187)
Gains/losses transferred to the income statement on disposal and impairment of available-for-sale investments		(17)	441	427
Changes in cash flow hedging reserve		1	567	24
Movement in foreign currency translation and net foreign investment hedging reserve		(20)	76	(39)
		493	951	225
Total income tax related to components of other comprehensive income		485	785	311

	Note	2018	2017	2016
Income tax related to equity instruments and other
Income tax related to equity instruments	33	38	44	44
Other		(12)	14	(3)
Total income tax recognized directly in retained earnings		26	58	41

In 2017, the income tax related to components of OCI included a deferred tax benefit of EUR 479 million caused by the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018.

Annual Report on Form 20F 2018

225	Notes to the consolidated financial statements Note 19

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

	2018	2017	2016
Net income/(loss) attributable to owners	710	2,469	437
Coupons on perpetual securities	(102)	(103)	(105)
Coupons on non-cumulative subordinated notes	(11)	(28)	(28)
Net income/(loss) attributable to owners for basic earnings per share calculation	597	2,338	304
Net income/(loss) attributable to common shareholders	593	2,321	302
Net income/(loss) attributable to common shareholders B	4	16	2

Weighted average number of common shares outstanding (in million)	2,036	2,042	2,048
Weighted average number of common shares B outstanding (in million)	571	575	575

Basic earnings per common share (EUR per share)	0.29	1.14	0.15
Basic earnings per common share B (EUR per share)	0.01	0.03	-

Diluted earnings per share

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no outstanding share options which were considered dilutive.

20 Dividend per common share

Final dividend 2018

At the Annual General Meeting of Shareholders on May 17, 2019, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for the year 2018 of EUR 0.15 per common share. After taking into account the interim dividend 2018 of EUR 0.14 per common share, this will result in a total 2018 dividend of EUR 0.29 per common share. With respect to the common shares B, each of which has financial rights attached to it of 1/40th of a common share, the proposed final dividend will be EUR 0.00375. After taking the interim dividend 2018 of EUR 0.0035 per common share B into account, this will result in a total 2018 dividend of EUR 0.00725 per common share B.

Interim dividend 2018

The interim dividend 2018 was paid in cash or stock at the election of the shareholder. Approximately 56% of holders of common shares elected to receive the cash dividend. The remaining 44% have opted for stock dividend. The cash dividend amounted to EUR 0.14 per common share, the stock dividend amounted to one new Aegon common share for every 37 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 21, 2018. The interim dividend 2018 for common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2018 interim dividend paid in shares, Aegon executed a program to repurchase 24,133,950 common shares. Between October 1, 2018, and November 9, 2018, these common shares were repurchased at an average price of EUR 5.43 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Final dividend 2017

The Annual General Meeting of Shareholders on May 18, 2018, approved a final dividend over the year 2017 of EUR 0.14 per common share payable in either cash or stock, related to the second half of 2017. Approximately 58% of holders of common shares elected to receive the cash dividend. The remaining 42% have opted for stock dividend. The final dividend was payable as of June 22, 2018. The stock dividend amounted to one new Aegon common share for every 39 common shares held. The stock dividend and cash dividend are approximately equal.

To neutralize the dilutive effect of the 2017 final dividend paid in shares, Aegon executed a program to repurchase 21,954,140 common shares. Between July 2, 2018, and August 10, 2018, these common shares were repurchased at an average price of EUR 5.34 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Annual Report on Form 20F 2018

226	Notes to the consolidated financial statements Note 21

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

21 Cash and cash equivalents

	2018	2017	2016
Cash at bank and in hand	3,725	3,720	3,727
Short-term deposits	2,524	2,544	3,666
Money market investments	2,493	4,496	3,939
Short-term collateral	2	7	16
At December 31	8,744	10,768	11,347

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

EUR 6.2 billion (2017: EUR 7.0 billion) of cash collateral is received related to securities lending, repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44 Other liabilities). Refer to note 49 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. EUR 2 million (2017: EUR 7 million) of the cash collateral received is included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from securities lending programs was approximately EUR 8 million (2017: EUR 11 million; 2016: EUR 13 million).

The weighted effective interest rate on short-term deposits in 2018 was 0.39% negative (2017: 0.32% negative) and these deposits have an average maturity of 28 days (2017: 31 days).

Annual Report on Form 20F 2018

227	Notes to the consolidated financial statements Note 21

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2018	2017	2016
Cash and cash equivalents		8,744	10,768	11,347
Cash classified as Assets held for sale	22	-	260	-
Bank overdrafts	44	-	(2)	(1)
Bank overdrafts classified as Liabilities held for sale		-	(1)	-
Net cash and cash equivalents		8,744	11,026	11,346

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed 12 times per year, based on an updated valuation of total assets. The interest received on this deposit is equal to the ECB deposit rate (which was -40bp throughout 2017 and 2018). The year-end minimum required balance on deposit by the Dutch Central Bank was EUR 70 million (2017: EUR 67 million). These deposits are therefore not freely available.

Summary cash flow statement	2018	2017	2016
Net cash flows from operating activities	517	553	3,319
Net cash flows from investing activities	(438)	(1,196)	(1,078)
Net cash flows from financing activities	(2,395)	519	(465)
Net increase in cash and cash equivalents	(2,317)	(125)	1,776

Net cash and cash equivalents at December 31, 2018, are positively impacted by effects of changes in exchange rates of EUR 35 million (2017: EUR 196 million negative; 2016: EUR 23 million negative).

Analysis of cash flows

2018 compared to 2017

Net cash flows from operating activities

Total net cash flow from operating activities decreased slightly by EUR 36 million to a EUR 517 million inflow (2017: EUR 553 million inflow). The main movements are the inflow from results from financial transactions (refer to note 10 Result from financial transactions) offset by cash outflows regarding insurance and investment liabilities for account of policyholder (refer to note 36 Insurance contracts and note 37 Investment contracts).

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 758 million to a EUR 438 million outflow (2017: EUR 1,196 million outflow). The total consideration paid for acquisitions, including cash in acquired entities, was EUR 89 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 214 million. Total consideration received in cash and cash equivalents amounted to EUR 202 million, as an earn-out of EUR 2 million was part of the total consideration. Transferred cash and cash equivalents amounts to an outflow of EUR 416 million as a result of reinsurance transactions and disposal of entities over which control is lost. The outflow in 2018 is mainly driven by the acquisition of Robidus, the divestment of Aegon Ireland plc and the divestment of the last substantial block of US Life reinsurance business (refer to note 51 Business combinations).

Net cash flows from financing activities

Net cash flow from financing activities decreased by EUR 2,914 million to a EUR 2,395 million outfow (2017: EUR 519 million inflow). The decrease is a result of proceeds and repayments of borrowings (refer to the following table and note 39 Borrowings) and other equity instruments redeemed (refer to note 33 Other equity instruments).

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

Annual Report on Form 20F 2018

228	Notes to the consolidated financial statements Note 22

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 118 million to a EUR 1,196 million outflow (2016: EUR 1,078 million outflow). The total consideration paid for acquisitions, including cash in acquired entities, was EUR 52 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 299 million. Total consideration received in cash and cash equivalents amounted to EUR 306 million, as an earn-out of EUR 7 million was part of the total consideration. Transferred cash and cash equivalents amounts to an outflow of EUR 1,361 million as a result of reinsurance transactions and disposals of entities over which control is lost. The decrease is mainly driven by the aquisition of Cofunds Ltd., the divestment of the payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI) and the sale of Unirobe Meeùs Groep (UMG) (refer to note 51 Business combinations).

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

Cash flows				Non-cash changes
Reconciliation of debt from financing activities
Subordinated borrowings	764	640	-	-	-	-	2	(68)	-	52	1,389
Trust pass-through securities	133	-	-	-	-	(6)	-	-	-	6	133
Borrowings	13,635	3,545	(5,211)	(151)	(23)	-	2	-	-	263	12,061
Assets held to hedge Trust pass-through securities	15	-	-	-	(6)	-	-	-	-	1	10

Cash flows				Non-cash changes
Reconciliation of debt from financing activities
Subordinated borrowings	767	-	-	-	-	6	-	(9)	764
Trust pass-through securities	156	-	-	-	(4)	-	-	(19)	133
Borrowings	13,153	9,170	(7,918)	(10)	-	(1)	1	(760)	13,635
Assets held to hedge Trust pass-through securities	22	-	-	(4)	-	-	-	(2)	15

22 Assets and liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction expected within the next year rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the reporting date, but for which the transaction has not yet fully closed. As of December 31, 2018, there are no assets or liabilities held for sale.

In 2018, Aegon completed the sale of Aegon Ireland plc., also referred to as VA Europe. As a consequence, the related assets and liabilities are no longer classified as assets and liabilities held for sale at year-end 2018. For more information related to the sale transaction, refer to note 51 Business combinations.

As of December 31, 2018, there are no unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income.

Annual Report on Form 20F 2018

229	Notes to the consolidated financial statements Note 23

23 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2018	2017
Available-for-sale (AFS)		84,675	88,170
Loans		42,653	39,368
Financial assets at fair value through profit or loss (FVTPL)		8,597	7,119
Total financial assets, excluding derivatives	23.1	135,925	134,658
Investments in real estate	23.2	2,700	2,147
Total investments for general account		138,625	136,804

23.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2018
Shares	478	1,682	-	2,161	2,161
Debt securities	77,340	3,913	-	81,253	81,253
Money market and other short-term investments	5,955	352	-	6,307	6,307
Mortgage loans	-	-	36,240	36,240	39,758
Private loans	-	-	4,103	4,103	4,494
Deposits with financial institutions	-	-	141	141	141
Policy loans	-	-	1,973	1,973	1,973
Other	902	2,649	196	3,747	3,747
At December 31, 2018	84,675	8,597	42,653	135,925	139,834

2017
Shares	490	1,062	-	1,551	1,551
Debt securities	80,200	4,144	-	84,344	84,344
Money market and other short-term investments	6,690	119	-	6,809	6,809
Mortgage loans	-	-	33,562	33,562	38,076
Private loans	-	-	3,642	3,642	4,181
Deposits with financial institutions	-	-	139	139	139
Policy loans	-	-	1,897	1,897	1,897
Other	791	1,795	127	2,713	2,713
At December 31, 2017	88,170	7,119	39,368	134,658	139,711

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 13,287 million is current (2017: EUR 13,749 million).

Refer to note 47 Fair value for further detail on fair value measurement.

Loan allowance

Movement on the loan allowance account during the year were as follows:

	2018	2017
At January 1	(165)	(137)
Addition charged to income statement	(35)	(50)
Reversal to income statement	3	13
Amounts written off	40	10
Net exchange differences	(1)	3
Other	20	(4)
At December 31	(138)	(165)

Annual Report on Form 20F 2018

230	Notes to the consolidated financial statements Note 23

23.2 Investments in real estate

	2018	2017
At January 1	2,147	1,999
Additions	472	239
Subsequent expenditure capitalized	3	10
Transfers from other headings	-	1
Disposals	(209)	(202)
Fair value gains/(losses)	261	193
Net exchange differences	27	(89)
Other	(1)	(4)
At December 31	2,700	2,147

99% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2017: 95%), of which 98% was performed by independent external appraisers (2017: 99%).

Of the investments in real estate EUR 530 million (2017: EUR 633 million) is held by Aegon Americas and EUR 2,150 million (2017: EUR 1,494 million) is held by Aegon the Netherlands.

Aegon Americas has invested in a commercial property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms up to 20 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

Aegon the Netherlands has invested in long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 48 Commitments and contingencies for a description of non-cancellable lease rights.

Rental income of EUR 82 million (2017: EUR 71 million; 2016: EUR 69 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 63 million (2017: EUR 71 million; 2016: EUR 79 million). In 2018, EUR 2 million of direct operating expenses is related to investment properties that did not generate rental income during the period (2017: EUR 1 million; 2016: 1 million).

Transfers from other headings in 2017 mainly reflect the properties that were foreclosed during the year. The associated mortgage loans were previously reported as part of investments.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

Annual Report on Form 20F 2018

231	Notes to the consolidated financial statements Note 24

24 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2018	2017
Shares		20,640	25,370
Debt securities		20,441	24,836
Money market and other short-term investments		1,578	2,340
Deposits with financial institutions		3,263	2,946
Unconsolidated investment funds		143,800	134,132
Other		4,020	3,786
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		193,741	193,409

Investments in real estate	24.1	612	655
Total investments for account of policyholders		194,353	194,063

Included in investments for account of policyholders is the BlackRock Part VII transfer1 in the United Kingdom, completed on July 1, 2018. This transaction has transferred GBP 16.3 billion (EUR 18.4 billion) of unit linked defined contribution assets and liabilities into the Group’s portfolio. Refer to note 37 Investments contracts for account of policyholders for the impact on liabilities.

The resulting increase in investments for account of policyholders above is offset by increased withdrawals and unfavorable equity markets performance in 2018. Refer to note 10 Results from financial transactions for further details on the impact of fair value changes.

Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

24.1 Investments in real estate for account of policyholders

	2018	2017
At January 1	655	686
Additions	-	7
Subsequent expenditure capitalized	2	3
Disposals	(43)	(53)
Fair value gains/(losses)	5	38
Net exchange differences	(7)	(26)
At December 31	612	655

The investment properties are leased out under operating leases.

Rental income of EUR 47 million (2017: EUR 50 million; 2016: EUR 60 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 4 million in 2018 (2017: EUR 4 million, 2016: EUR 5 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

[1]	A Part VII transfer is a court-sanctioned legal transfer of some or all of the policies of one company to another governed by Part VII of the UK Financial Services and Markets Act 2000.

Annual Report on Form 20F 2018

232	Notes to the consolidated financial statements Note 25

25 Derivatives

	Derivative asset		Derivative liability
	2018	2017	2018	2017
Derivatives for general account
Derivatives not designated in a hedge	6,904	5,081	6,879	6,716
Derivatives designated as fair value hedges	30	32	29	48
Derivatives designated as cash flow hedges	289	393	151	233
Derivatives designated as Net foreign investment hedges	115	57	114	57
	7,337	5,563	7,174	7,053

Derivatives for account of policyholders
Derivatives not designated in a hedge	278	349	56	76
	278	349	56	76
Total derivatives [1]	7,615	5,912	7,230	7,130

[1]	Refer to note 47 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

The fair value of derivatives on the asset and liability side of the consolidated statement of financial position increased during 2018 mainy due to market movements, changes in interest rates and changes in the credit spread, as well as purchases, disposals and maturities. Refer to note 47 Fair value for details on fair value measurement of derivatives.

Of the derivatives EUR 1,643 million (2017: EUR 495 million) and EUR 1,886 million (2017: EUR 949 million) are current derivative assets and liabilities respectively.

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

Use of derivatives

Derivatives not designated in a hedge – general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2018	2017	2018	2017
Derivatives held as an economic hedge	6,808	4,933	4,278	4,774
Bifurcated embedded derivatives	5	13	2,588	1,937
Other	91	134	12	5
Total	6,904	5,081	6,879	6,716

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

Annual Report on Form 20F 2018

233	Notes to the consolidated financial statements Note 25

CDSs

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2018		2017
	Notional	Fair value	Notional	Fair value
CDSs	4,358	57	3,606	92

	2018		2017
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	16	-	4	-
AA	97	1	83	2
A	764	10	750	15
BBB	3,201	45	2,392	68
BB	226	5	357	8
B or lower	54	(3)	21	-
Total	4,358	57	3,606	92

Certain derivatives are used to add risk by selling protection in the form of single name and index based credit default swaps.This involves the purchase of high quality, low risk assets and the sale of credit derivatives. The table above provides a breakdown in credit quality of these credit derivatives.

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

For the years ended December 31, 2018, 2017 and 2016, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR 5 million, EUR 3 million and EUR 7 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

During 2016 Aegon the Netherlands changed their risk management policy and decided to take on more interest rate risk, in order to economically offset the interest rate risk on the insurance liabilities. This has resulted in a de-designation for some of the fair value hedge accounting portfolios. The cumulative base adjustment of EUR 53 million per year-end 2018 (2017: EUR 67 million) is amortized over the weighted average duration (7 to 13 years) of the mortgage portfolios to which hedge-accounting was applied at the date of de-designation.

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

Annual Report on Form 20F 2018

234	Notes to the consolidated financial statements Note 25

cash flows from the interest rate movements for terms up to 27 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 25 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 34 years. For the year ended December 31, 2018, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 57 million (2017: EUR 598 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2017, EUR 248 million of Aegon’s cash flow hedges were discontinued, due to the divestment of the payout annuity and BOLI/COLI business. Refer to note 51 Business combinations for more details regarding this investment. Outside of this transaction no other of Aegon’s cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 18 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2018, Aegon recognized EUR 2 million of hedge ineffectiveness on cash flow hedges (2017: EUR 0 million; 2016: EUR 5 million gain). In 2018, EUR 62 million loss was reclassified from equity into investment income (2017: EUR 113 million loss, 2016: EUR 37 million loss). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 9 million gain.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 –10 years	> 10 years	2018 Total
Cash inflows	95	321	301	5,582	6,299
Cash outflows	-	1	3	-	5
Net cash flows	95	320	297	5,582	6,294

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2017 Total
Cash inflows	78	315	312	5,648	6,352
Cash outflows	-	1	4	-	5
Net cash flows	78	314	309	5,648	6,348

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

Annual Report on Form 20F 2018

235	Notes to the consolidated financial statements Note 26

26 Investments in joint ventures

	2018	2017
At January 1	1,712	1,614
Additions	120	81
Disposals	(211)	-
Share in net income	210	161
Share in changes in joint ventures equity (note 32.6)	8	(15)
Dividend	(94)	(118)
Net exchange difference	4	(17)
Other	(5)	7
At December 31	1,745	1,712

In 2018, one of the Amvest funds with a carrying value of EUR 211 million was liquidated. Based on the termination agreement, Aegon received a distribution of its share of the assets and liabilities. As a result, the investment properties, being the main asset class in the fund, were recognized as part of investments in real estate of Aegon.

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

Annual Report on Form 20F 2018

236	Notes to the consolidated financial statements Note 26

Summarized financial information of joint ventures

The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investment in AMVEST Vastgoed B.V. (AMVEST) a material joint venture and is therefore presented separately.

	AMVEST		Other Joint ventures
	2018	2017	2018	2017
Summarized statement of financial position
Cash and cash equivalents	132	109	511	342
Other current assets	157	166	896	721
Total current assets	289	276	1,407	1,063

Non-current assets	3,304	3,173	6,723	6,521
Total assets	3,593	3,449	8,130	7,584

Current financial liabilities excluding trade payables and other provisions	-	-	27	30
Other current liabilities	154	133	590	503
Total current liabilities	154	133	617	533

Non-current financial liabilities excluding trade payables and other provisions	590	643	416	220
Other non-current liabilities	-	-	6,040	5,871
Total non-current financial liabilities	590	643	6,456	6,091

Total liabilities	745	776	7,073	6,624

Net assets	2,848	2,673	1,057	960

Summarized statement of comprehensive income
Revenue	89	91	1,599	1,420
Results from financial transactions	349	275	(1)	(1)
Depreciation and amortization	-	-	(14)	(20)
Interest income	-	-	51	186
Interest expense	(6)	(5)	(4)	(3)
Profit or loss	438	357	226	160
Income tax (expense) or income	(6)	(1)	(82)	(74)
Post-tax profit or (loss)	432	357	144	86
Other comprehensive income	-	-	12	(32)
Total comprehensive income	432	357	156	54

Dividends received	24	49	70	69
An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:
	AMVEST		Other Joint ventures
	2018	2017	2018	2017

Net assets of joint venture as presented above	2,848	2,673	1,057	960
Net assets of joint venture excluding goodwill	2,848	2,673	681	587
Group share of net assets of joint venture, excluding goodwill	1,001	1,008	352	312
Goodwill on acquisition	-	-	376	373
Carrying amount	1,001	1,008	728	685

The difference in the carrying value of investments in joint ventures of EUR 1,745 million (2017: EUR 1,712 million) and the total of the carrying value of joint ventures presented above of EUR 1,729 million (2017: EUR 1,693 million) relates to joint ventures with a negative carrying value of EUR 16 million (2017: EUR 18 million) which have been reclassified to Provisions.

Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.

Annual Report on Form 20F 2018

237	Notes to the consolidated financial statements Note 27

The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	AMVEST		Other Joint ventures
	2018	2017	2018	2017
Post-tax profit or loss	144	126	66	35
Other comprehensive income	-	-	5	(14)
Total comprehensive income	144	126	71	20

27 Investments in associates

	2018	2017
At January 1	308	270
Additions	23	73
Disposals	(1)	(15)
Share in net income	6	11
Share in changes in associate’s equity (note 32.6)	2	(5)
Impairment losses	(1)	(1)
Dividend	(3)	(11)
Net exchange difference	(8)	(13)
At December 31	327	308

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

Summarized financial information of associates

	2018	2017
Post-tax profit or loss	6	9
Other comprehensive income	2	(5)
Total comprehensive income	9	3

Carrying amount	327	308

The summarized financial information of associates presented above is based on the Group’s relative holding.

28 Reinsurance assets

Assets arising from reinsurance contracts related to:	2018	2017
Life insurance general account	18,712	17,419
Life insurance for account of policyholders	2	2
Non-life insurance	1,356	1,327
Investment contracts	437	453
At December 31	20,507	19,202

Amounts due from reinsurers in respect of claims already paid by the Group are included in note 30 Other assets and receivables.

Of the reinsurance assets EUR 12 million is current (2017: EUR 13 million).

Annual Report on Form 20F 2018

238	Notes to the consolidated financial statements Note 28

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2018	17,419	2	17,421
Gross premium and deposits – existing and new business	2,038	3	2,041
Unwind of discount/interest credited	860	-	860
Insurance liabilities released	(2,518)	(3)	(2,521)
Fund charges released	(82)	-	(82)
Changes to valuation of expected future benefits	109	-	109
Policy transfers	25	-	25
Net exchange differences	858	-	858
Transfers to disposal groups	-	-	-
Transfer to/from insurance contract	-	-	-
Other movements	2	-	2
At December 31, 2018	18,712	2	18,714

At January 1, 2017	9,714	2	9,716
Gross premium and deposits – existing and new business	11,326	6	11,332
Unwind of discount/interest credited	533	-	533
Insurance liabilities released	(2,877)	(3)	(2,880)
Fund charges released	(49)	-	(49)
Changes to valuation of expected future benefits	823	-	823
Policy transfers	(38)	-	(38)
Net exchange differences	(1,698)	-	(1,697)
Transfers to disposal groups	(239)	(3)	(242)
Transfer to/from insurance contract	23	-	23
Other movements	(97)	-	(97)
At December 31, 2017	17,419	2	17,421

Movements during the year in reinsurance assets relating to non-life insurance:	2018	2017
At January 1	1,327	1,481
Gross premium and deposits – existing and new business	84	99
Unwind of discount/interest credited	84	89
Insurance liabilities released	(123)	(129)
Changes to valuation of expected future benefits	-	28
Changes in unearned premiums	(28)	(42)
Incurred related to current year	77	85
Incurred related to prior years	36	37
Release for claims settled current year	(18)	(19)
Release for claims settled prior years	(130)	(119)
Change in IBNR	12	(8)
Shadow accounting adjustment	(24)	6
Net exchange differences	65	(180)
Portfolio transfers and acquisitions	-	2
Other movements	(8)	(4)
At December 31	1,356	1,327

Assets arising from reinsurance contracts related to:	2018	2017
Normal course of business	6,900	6,648
Exit of a business	13,606	12,553
At December 31	20,507	19,202

The assets arising from reinsurance contracts related to the exit of a business per December 31, 2018 and 2017 relate to the divestment in 2017 of the payout annuity, BOLI/COLI business and a block of reinsurance business in the US and the sale of Aegon’s life reinsurance business from Transamerica Reinsurance (TARe) to SCOR. The divestment of TARe consists of a series

Annual Report on Form 20F 2018

239	Notes to the consolidated financial statements Note 29

of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. For more details on the divestment of this business refer to note 51 Business combinations.

29 Deferred expenses

	2018	2017
DPAC for insurance contracts and investment contracts with discretionary participation features	10,457	9,688
Deferred cost of reinsurance	23	41
Deferred transaction costs for investment management services	431	406
At December 31	10,910	10,135

Current	957	838

Non-current	9,953	9,297

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2018	9,688	41	406
Costs deferred during the year	802	-	29
Amortization through income statement	(914)	(19)	(23)
Shadow accounting adjustments	455	-	-
Impairments	-	-	-
Net exchange differences	433	1	18
Transfers to disposal groups	-	-	-
Other	(7)	-	-
At December 31, 2018	10,457	23	431

	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1, 2017	10,882	60	481
Costs deferred during the year	938	-	41
Amortization through income statement	(770)	(13)	(29)
Shadow accounting adjustments	(216)	-	-
Impairments	-	-	(36)
Net exchange differences	(1,227)	(7)	(52)
Transfers to disposal groups	(6)	-	-
Other	88	-	-
At December 31, 2017	9,688	41	406

Deferred expenses are predominantly impacted by regular amortizations, adjustments for differences between projections versus realizations of deferral schemes and changes in foreign exchange rates.

30 Other assets and receivables

	Note	2018	2017
Real estate held for own use and equipment	30.1	498	530
Receivables	30.2	6,019	8,091
Accrued income	30.3	1,436	1,382
At December 31		7,954	10,002

Annual Report on Form 20F 2018

240	Notes to the consolidated financial statements Note 30

30.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2017	332	241	572
At December 31, 2017	307	223	530
At December 31, 2018	263	235	498
Cost
At January 1, 2018	396	488	885
Additions	1	63	64
Acquired through business combinations	-	1	1
Capitalized subsequent expenditure	18	-	18
Disposals	(26)	(26)	(52)
Unrealized gains/(losses) through equity	(32)	-	(32)
Transfer to investments in real estate	(1)	-	(1)
Realized gains/(losses) through income statement	(4)	-	(4)
Net exchange differences	11	12	23
At December 31, 2018	363	538	901
Accumulated depreciation and impairment losses
At January 1, 2018	90	265	355
Depreciation through income statement	4	54	58
Disposals	(16)	(22)	(38)
Impairment losses	18	-	18
Transfer to investments in real estate	(1)	-	(1)
Net exchange differences	4	5	9
At December 31, 2018	100	303	403

Cost
At January 1, 2017	453	593	1,046
Additions	3	68	71
Acquired through business combinations	-	11	11
Capitalized subsequent expenditure	1	-	1
Disposals	(34)	(144)	(179)
Unrealized gains/(losses) through equity	8	-	8
Transfer to investments in real estate	-	-	-
Transfers to disposal groups	-	(5)	(5)
Net exchange differences	(34)	(40)	(74)
Other	-	7	7
At December 31, 2017	396	488	885
Accumulated depreciation and impairment losses
At January 1, 2017	121	352	474
Depreciation through income statement	8	63	71
Disposals	(28)	(131)	(159)
Impairment losses	-	-	-
Impairment losses reversed	(1)	-	(1)
Transfers to disposal groups	-	(5)	(5)
Net exchange differences	(10)	(20)	(30)
Other	-	6	6
At December 31, 2017	90	265	355

General account real estate held for own use are mainly held by Aegon USA and Aegon the Netherlands, with relatively smaller holdings at Aegon UK, Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounted to EUR 301 million (2017: EUR 319 million).

Annual Report on Form 20F 2018

241	Notes to the consolidated financial statements Note 30

57% of the value of the general account real estate held for own use was last revalued in 2018 (2017: 30%), based on market value appraisals by qualified internal and external appraisers. The increase is mainly related to positive revaluations in the Dutch real estate markets. 99% of the appraisals in 2018 were performed by independent external appraisers (2017: 95%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

None of the equipment is held for lease (2017: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

30.2 Receivables

	2018	2017
Loans to associates	12	12
Loans to joint ventures	18	13
Receivables from policyholders	969	999
Receivables from brokers and agents	396	400
Receivables from reinsurers	1,129	2,708
Cash outstanding from assets sold	116	46
Trade receivables	1,321	910
Cash collateral	616	1,545
Reverse repurchase agreements	-	230
Income tax receivable	102	85
Other	1,382	1,190
Provision for doubtful debts	(41)	(48)
At December 31	6,019	8,091

Current	5,989	8,061
Non-current	30	30

With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.

The movements in the provision for doubtful debts during the year were as follows:

	2018	2017
At January 1	(48)	(79)
Additions charged to earnings	(7)	(6)
Unused amounts reversed through the income statement	4	4
Used during the year	10	31
Net exchange differences	-	2
At December 31	(41)	(48)

30.3 Accrued income

	2018	2017
Accrued interest	1,415	1,357
Other	21	25
At December 31	1,436	1,382

Of accrued income EUR 1,421 million is current (2017: EUR 1,364 million).

Annual Report on Form 20F 2018

242	Notes to the consolidated financial statements Note 31

31 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2017	294	1,399	64	50	12	1,820

At December 31, 2017	293	1,153	99	51	36	1,633
At December 31, 2018	384	1,123	91	64	64	1,727
Cost
At January 1, 2018	462	6,565	359	294	128	7,808
Additions	-	-	-	45	2	47
Acquisitions through business combinations	85	-	-	7	33	126
Capitalized subsequent expenditure	-	-	-	5	-	5
Disposals	-	-	-	(19)	-	(19)
Net exchange differences	6	293	2	(6)	2	298
At December 31, 2018	554	6,858	361	327	166	8,265
Accumulated amortization, depreciation and impairment losses
At January 1, 2018	169	5,412	260	243	92	6,176
Amortization through income statement	-	135	8	16	6	165
Shadow accounting adjustments	-	(56)	-	-	-	(56)
Disposals	-	-	-	(6)	-	(6)
Impairment losses	-	-	-	15	-	15
Net exchange differences	-	244	2	(5)	3	243
At December 31, 2018	169	5,735	270	263	101	6,538

Cost
At January 1, 2017	503	7,576	327	362	109	8,876
Additions	-	6	-	29	2	37
Acquisitions through business combinations	56	-	47	9	29	140
Capitalized subsequent expenditure	-	-	-	3	-	3
Disposals	(55)	(175)	-	(98)	-	(328)
Net exchange differences	(42)	(841)	(15)	(9)	(11)	(919)
Transfers to disposal groups	-	-	-	(2)	-	(2)
At December 31, 2017	462	6,565	359	294	128	7,808
Accumulated amortization, depreciation and impairment losses
At January 1, 2017	209	6,177	263	311	97	7,056
Amortization through income statement	-	63	7	28	6	104
Shadow accounting adjustments	-	26	-	-	-	26
Disposals	(28)	(165)	-	(95)	-	(288)
Impairment losses	-	-	-	8	-	8
Net exchange differences	(11)	(689)	(9)	(8)	(11)	(728)
Transfers to disposal groups	-	-	-	(2)	-	(2)
At December 31, 2017	169	5,412	260	243	92	6,176

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 7 years (2017: 7 years). Future servicing rights are amortized over an average period up to 30 years, of which 13 years remain at December 31, 2018 (2017: 14 years). Software is generally depreciated over an average period of 5 years. At December 31, 2018, the remaining average amortization period was 4 years (2017: 4 years).

Annual Report on Form 20F 2018

243	Notes to the consolidated financial statements Note 31

Goodwill and Other increased by EUR 85 million and EUR 33 million respectively following the acquisition of Robidus in September 2018. For details of the acquisition, refer to note 51 Business combinations.

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2018	2017
Americas	182	174
Central & Eastern Europe	30	34
Asset Management	33	31
United Kingdom	54	54
The Netherlands	85	-
At December 31	384	293

Goodwill in Aegon Americas is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Value in use calculations of Aegon Americas have been actuarially determined based on business plans covering a period of typically three years and pre-tax risk adjusted discount rates. Based on the value in use tests, goodwill in the Americas for the group of annuities cash-generating units (2018: EUR 127 million: 2017: EUR 121 million) and the retirement plans cash-generating unit (2018: EUR 55 million: 2017: EUR 52 million) remain unchanged from prior year except for the impact of currency translation adjustments. The value in use tests assume business plans covering a period of three years further extrapolated to ten years, where the new business levels for years 4-10 assumed a 0% growth rate (2017: 0%). The pre-tax adjusted discount rate was 17% for annuities and 18% for retirement plans.

To determine the recoverable amounts of the cash generating units of Aegon Central & Eastern Europe (CEE), value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically 3 years, that, in certain instances was further extrapolated to 20 years where the new business levels for years 4-20 assumed a growth rate based on the business plan of the third year, prudentially decreased by 20% (2017: 20%). Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of ranging between 9.1%-14.0% (2017: 8.3%-14.6%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

For Aegon UK, goodwill that was provisionally allocated to the cash-generating unit – Cofunds Ltd., is now allocated to Aegon UK, whose value in use exceeded its carrying value. Assessment of value in use at this level is considered to reflect the expected benefit flowing to Aegon UK from the synergies arising from the acquisition of Cofunds. The value in use of Scottish Equitable plc (SE plc) is the most material part of the Aegon UK value in use calculation, and it is determined using SE plc’s Solvency II own funds value with adjustments for contract boundaries, risk margin and SE plc’s share of the defined benefit pension scheme liability. An allowance has also been made for the present value of the next 3 years profits, from expected new business. This is considered a key assumption which if it does not arise would reduce the value in use, however a headroom would still remain.

For Aegon Netherlands, goodwill was allocated to Robidus – a cash generating unit whose value in use exceeds its carrying value. The value in use calculations were based on business plans covering a period of five years, pre-tax discount rate of 8.2%, post-tax discount rate of 8.1%, and terminal growth rate at 2%. The goodwill arises mainly from new customers, future software platform developments, synergies, and assembled workforce.

Annual Report on Form 20F 2018

244	Notes to the consolidated financial statements Note 32

VOBA

The movement in VOBA over 2018 can be summarized and compared to 2017 as follows:

	2018	2017
At January 1	1,153	1,399
Additions	-	6
Disposals	-	(11)
Amortization/depreciation through income statement	(135)	(63)
Shadow accounting adjustments	56	(26)
Net exchange differences	49	(153)
At December 31	1,123	1,153

32 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2018	2017	2016
Share capital – par value	32.1	322	322	319
Share premium	32.2	7,487	7,731	7,873
Total share capital		7,808	8,053	8,193
Retained earnings		9,995	9,699	7,609
Treasury shares	32.3	(337)	(325)	(190)
Total retained earnings		9,657	9,374	7,419
Revaluation reserves	32.4	3,461	4,920	5,381
Remeasurement of defined benefit plans	32.5	(1,850)	(1,669)	(1,820)
Other reserves	32.6	149	(390)	1,347
Total shareholders’ equity		19,225	20,288	20,520

Share capital transactions relating to common shares A	2018	2017	2016
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
Transactions in 2018:
Final dividend 2017 [1]	(21,954)
Share buyback program (final dividend 2017)	21,954
Interim dividend 2018 [1]	(24,134)
Share buyback program (interim dividend 2018)	24,134

Transactions in 2017:
Final dividend 2016 [1]		(26,916)
Interim dividend 2017 [2]		(24,948)
Issuance of common shares with a par value of EUR 0.12		21,099
Share buyback program (final dividend 2016 and interim dividend 2017)		51,865

Transactions in 2016:
Final dividend 2015 [2]			(29,259)
Issuance of common shares with a par value of EUR 0.12			9,122
Share buyback program (final dividend 2015)			29,259
Interim dividend 2016 [2]			(30,765)
Issuance of common shares with a par value of EUR 0.12			1,507
Share buyback program (interim dividend 2016)			30,765

1  Dividend distribution paid from treasury shares (note 32.3)

2  Dividend distribution paid from treasury shares (note 32.3) and issuance of common shares performed in the year.

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time

Annual Report on Form 20F 2018

245	Notes to the consolidated financial statements Note 32

of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

In addition to the transactions presented above, in May 2017, Aegon issued a total of 1,979,260 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the allocation of shares with senior management on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

Furthermore, in June 2017, Aegon issued to Vereniging Aegon 13,042,612 common shares B with a par value of EUR 0.12 to compensate for the dilution of Vereniging Aegon’s shareholding caused by the distribution of the final dividend 2016 in shares.

In June 2016 and December 2017, Aegon repurchased from Vereniging Aegon 17,324,960 and 13,042,592 common shares B respectively, to keep the voting rights of Vereniging Aegon on the agreed level.

32.1 Share capital – par value

	2018	2017	2016
Common shares	251	251	249
Common shares B	70	70	70
At December 31	322	322	319

Common shares	2018	2017	2016
Authorized share capital	720	720	720
Number of authorized shares (in million)	6,000	6,000	6,000
Par value in cents per share	12	12	12

Common shares B	2018	2017	2016
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Common shares		Common shares B
	Number of shares		Number of shares
	(thousands)	Total amount	(thousands)	Total amount
At January 1, 2016	2,147,037	258	585,022	70
Dividend	10,629	1	-	-
Shares withdrawn	(83,117)	(10)	-	-
At December 31, 2016	2,074,549	249	585,022	70
Dividend	21,099	3	-	-
At December 31, 2017	2,095,648	251	585,022	70
Dividend	-	-	-	-
At December 31, 2018	2,095,648	251	585,022	70

The table below represents weighted average number of common shares including treasury shares attributable to Aegon N.V.:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2016	2,129,074	585,022
2017	2,080,792	585,022
2018	2,095,648	585,022

Annual Report on Form 20F 2018

246	Notes to the consolidated financial statements Note 32

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

Under the terms of the 1983 Amended Merger Agreement, dated May 2013, Vereniging Aegon has a call option relating to common shares B. Vereniging Aegon may exercise its call option at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

32.2 Share premium

	2018	2017	2016
At January 1	7,731	7,873	8,059
Share dividend	(244)	(142)	(186)
At December 31	7,487	7,731	7,873

Share premium relating to:
- Common shares	5,834	6,078	6,220
- Common shares B	1,653	1,653	1,653
Total share premium	7,487	7,731	7,873

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

Annual Report on Form 20F 2018

247	Notes to the consolidated financial statements Note 32

32.3 Treasury shares

On the reporting date, Aegon N.V. and its subsidiaries held 62,562,070 (2017: 65,650,650) of its own common shares and 13,856,480 (2017: 15,345,680) own common shares B with a par value of EUR 0.12 each.

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2018		2017		2016
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	64,488	314	47,473	178	42,998	257

Transactions in 2018:
Sale: transactions, average price 3.76	(3,070)	(12)
Sale: 1 transaction, average price 4.62	(21,954)	(101)
Purchase: 1 transaction average price 5.34	21,954	117
Sale: 1 transaction, average price 5.09	(24,134)	(123)
Purchase: 1 transaction average price 5.43	24,134	131

Transactions in 2017:
Sale: transactions, average price EUR 3.44			(4,085)	(14)
Sale: 1 transaction, average price EUR 3.68			(26,916)	(99)
Sale: 1 transaction, average price EUR 3.77			(3,849)	(14)
Purchase: 1 transaction, average price EUR 5.09			51,865	263

Transactions in 2016:
Purchase: transactions, average price EUR 4.81					83,117	400
Sale: transactions, price average EUR 6.49					(6,153)	(40)
Sale: 1 transaction, price EUR 6.38					(20,137)	(129)
Purchase: transactions, average price EUR 3.51					29,259	103
Sale: 1 transaction, price EUR 5.11					(29,259)	(150)
Shares withdrawn: 1 transaction, price EUR 4.60					(83,117)	(382)
Purchase: transactions, average price EUR 3.84					30,765	118
At December 31	61,418	326	64,488	314	47,473	178

Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2018		2017		2016
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	15,346	2	17,325	2	-	-

Transactions in 2018:
Sale: 1 transaction, average price EUR 0.11	(1,489)	-

Transactions in 2017:
Sale: 1 transaction, average price EUR 0.11			(1,979)	-
Sale: 1 transaction, average price EUR 0.11			(13,043)	(1)
Purchase: 1 transaction, average price EUR 0.13			13,043	2

Transactions in 2016:
Purchase: transactions, average price EUR 0.11					17,325	2
At December 31	13,856	2	15,346	2	17,325	2

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

Annual Report on Form 20F 2018

248	Notes to the consolidated financial statements Note 32

	2018		2017		2016
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	61,418	326	64,488	314	47,473	178
Held by subsidiaries	1,144	9	1,162	9	1,307	10

Common shares B
Held by Aegon N.V.	13,856	2	15,346	2	17,325	2
At December 31	76,419	337	80,996	325	66,105	190

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)
2016	81,570	9,893
2017	38,490	9,841
2018	60,129	14,415

32.4 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2018	3,450	68	1,402	4,920
Gross revaluation	(2,138)	(32)	85	(2,086)
Net (gains)/losses transferred to income statement	66	-	(80)	(14)
Foreign currency translation differences	46	2	71	119
Tax effect	513	7	1	521
Other	-	-	-	1
At December 31, 2018	1,936	46	1,479	3,461

At January 1, 2017	3,418	59	1,904	5,381
Gross revaluation	1,310	8	(115)	1,203
Net (gains)/losses transferred to income statement	(1,330)	-	(738)	(2,069)
Foreign currency translation differences	(228)	(8)	(216)	(452)
Tax effect	308	9	567	883
Other	(28)	-	1	(27)
At December 31, 2017	3,450	68	1,402	4,920

At January 1, 2016	4,546	52	1,873	6,471
Gross revaluation	857	8	(131)	733
Net (gains)/losses transferred to income statement	(2,122)	-	78	(2,044)
Foreign currency translation differences	(101)	2	61	(38)
Tax effect	240	(3)	24	262
Other	(2)	-	-	(2)
At December 31, 2016	3,418	59	1,904	5,381

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

Annual Report on Form 20F 2018

249	Notes to the consolidated financial statements Note 32

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2018	2017	2016
Shares	22	40	130
Debt securities	1,937	3,423	3,245
Other	(23)	(14)	43
Revaluation reserve for available-for-sale investments	1,936	3,450	3,418

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

32.5 Remeasurement of defined benefit plans

	2018	2017	2016
At January 1	(1,669)	(1,820)	(1,532)
Remeasurements of defined benefit plans	(134)	224	(392)
Tax effect	(15)	(175)	89
Net exchange differences	(32)	102	16
Total remeasurement of defined benefit plans	(1,850)	(1,669)	(1,820)

32.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2018	(80)	(321)	11	(390)
Movement in foreign currency translation and net foreign investment hedging reserves	562	(46)	(3)	513
Disposal of a business	50	(14)	-	36
Tax effect	(32)	12	-	(20)
Equity movements of joint ventures	-	-	8	8
Equity movements of associates	-	-	2	2
Other	-	-	1	1
At December 31, 2018	499	(370)	19	149

At January 1, 2017	1,734	(418)	31	1,347
Movement in foreign currency translation and net foreign investment hedging reserves	(1,929)	129	-	(1,800)
Disposal of a business	7	-	-	7
Tax effect	108	(32)	-	76
Equity movements of joint ventures	-	-	(15)	(15)
Equity movements of associates	-	-	(5)	(5)
At December 31, 2017	(80)	(321)	11	(390)

At January 1, 2016	1,731	(467)	19	1,283
Movement in foreign currency translation and net foreign investment hedging reserves	25	65	-	91
Tax effect	(22)	(17)	-	(39)
Equity movements of joint ventures	-	-	9	9
Equity movements of associates	-	-	3	3
At December 31, 2016	1,734	(418)	31	1,347

The foreign currency translation reserve includes the currency results from investments in non-euro denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

Annual Report on Form 20F 2018

250	Notes to the consolidated financial statements Note 33

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

33 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans [1]	Non-cumulative subordinated notes	Total
At January 1, 2018	3,008	454	61	271	3,794
Shares granted	-	-	16	-	16
Shares vested	-	-	(19)	-	(19)
Securities redeemed	(200)	-	-	(271)	(471)
At December 31, 2018	2,808	454	58	-	3,320

At January 1, 2017	3,008	454	65	271	3,797
Shares granted	-	-	26	-	26
Shares vested	-	-	(30)	-	(30)
At December 31, 2017	3,008	454	61	271	3,794

At January 1, 2016	3,008	454	68	271	3,800
Shares granted	-	-	13	-	13
Shares vested	-	-	(16)	-	(16)
At December 31, 2016	3,008	454	65	271	3,797

[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2018	2017	2016
USD 500 million	6.50%	Quarterly, December 15	2019	424	424	424
USD 250 million	floating LIBOR rate [1]	Quarterly, December 15	2019	212	212	212
USD 500 million	floating CMS rate [2]	Quarterly, July 15	2019	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2019	821	821	821
EUR 950 million	floating DSL rate [3]	Quarterly, July 15	2019	950	950	950
EUR 200 million	6.0%	Annually, July 21	Called in 2018	-	200	200
At December 31				2,808	3,008	3,008

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

The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and, in situations under Aegon’s control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Annual Report on Form 20F 2018

251	Notes to the consolidated financial statements Note 34

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2018	2017	2016
EUR 203 million	4.260% [1,4]	Annual, March 4	2021	203	203	203
EUR 114 million	1.506% [2,4]	Annual, June 8	2025	114	114	114
EUR 136 million	1.425% [3,4]	Annual, October 14	2028	136	136	136
At December 31				454	454	454

[1]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
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

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2018	2017	2016
USD 525 million	8%	Quarterly, February 15	Called in 2018	-	271	271
At December 31				-	271	271

With effect on May 15, 2018, Aegon has exercised its right to redeem USD 525 million non-cumulative subordinated notes, subsequently leading to their redemption. The securities had a stated maturity of 30 years, however, Aegon had the right to call the securities for redemption at par on any coupon payment date.

The non-cumulative subordinated notes were initially issued on February 7, 2012, in aggregate principal amount of 8.00%, due 2042, in an underwritten public offering in the United States registered with the US Securities and Exchange Commission.

The securities were subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contained certain provisions for optional and required cancellation of interest payments.

These notes were recognized as compound financial instruments and separated into an equity component and a liability component. Prior to redemption, the equity component had a book value of EUR 271 million (2017: EUR 271 million), subordinated borrowings amounted to EUR 68 million (2017: EUR 69 million) and a deferred tax liability amounting to EUR 89 million (2017: EUR 92 million).

Refer to note 34 Subordinated borrowings for details of the component classified as subordinated borrowings.

34 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2018	2017
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	696	695
USD 800 million	5,5%	Semi-annually, April 11	2028	693	-
Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	Called in 2018	-	69
At December 31				1,389	764

The subordinated debt securities of USD 800 million issued on April 11, 2018 have a fixed coupon of 5.5% until the first call date and floating thereafter with a margin including a 100 basis points step-up. The securities are first callable on April 11, 2028 and maturing on April 11, 2048.

Annual Report on Form 20F 2018

252	Notes to the consolidated financial statements Note 35

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

In 2017, subordinated borrowings included a liability of EUR 69 million relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes related to the redemption amount was derecognised subsequent to Aegon exercising its redemption rights in May 2018.

For further information on the non-cumulative subordinated notes, their subordination and redemption refer to note 33 Other equity instruments.

The fair value of these loans amounted to EUR 1,355 million (2017: EUR 953 million).

35 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of next call	2018	2017
USD 225 million [1]	7.65%	Semi-annually, December 1	1996	2026	n.a.	90	91
USD 190 million [1]	7.625%	Semi-annually, November 15	1997	2037	n.a.	43	41
At December 31						133	133

1 Issued by a subsidiary of, and guaranteed by Aegon N.V.

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

The fair value of these loans amounted to EUR 128 million (2017: EUR 137 million).

36 Insurance contracts

36.1 Underwriting risk

Aegon’s earnings depend significantly upon the extent to which actual claims experience differs from the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, Aegon may be required to change best estimate assumptions for future claims which could increase the required reserves for these future claims, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the statement of financial position and are being amortized into the income statement over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs should there be an expectation of unrecoverability. This could have a materially adverse effect on Aegon’s business, results of operations and financial condition.

Sources of underwriting risk include policyholder behavior (such as lapses, surrender of policies or partial withdrawals), policy claims (such as mortality, longevity or morbidity) and expenses. For some product lines, Aegon is at risk if policy lapses increase as sometimes Aegon is unable to fully recover upfront expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. There are also products where Aegon is at risk if lapses decrease, for example where this would result in a higher utilization rate of product guarantees. For mortality and morbidity risk, Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, Aegon also sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. Aegon is also at risk if expenses are higher than the expenses assumed beforehand by management and that were priced into the products.

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

Annual Report on Form 20F 2018

253	Notes to the consolidated financial statements Note 36

a view to maintain a balance between policyholder and shareholder interests. Aegon also has the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. Aegon’s best estimate assumptions already include expected future developments and the sensitivities represent an increase or decrease of lapse rates, mortality rates and morbidity rates, compared to Aegon’s best estimate assumptions. These underwriting sensitivities were run using a permanent shock applied to all of Aegon’s products, exposed to an increase and to a decrease in the rates. The table below indicates that the mortality sensitivity has the largest impact and in aggregate, Aegon is exposed to a decrease in mortality rates.

	2018		2017
Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks	On shareholders’		On shareholders’
Estimated approximate effect	equity	On net income	equity	On net income
20% increase in lapse rates	94	109	69	94
20% decrease in lapse rates	(139)	(154)	(124)	(155)
10% increase in mortality rates	478	105	514	91
10% decrease in mortality rates	(965)	(532)	(1,011)	(577)
10% increase in morbidity rates	(525)	(446)	(492)	(463)
10% decrease in morbidity rates	183	125	189	142

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. Aegon the Netherlands hedges this risk via both longevity index derivatives and reinsurance contracts.

36.2 Insurance contracts for general account

	2018	2017
Life insurance	102,418	98,422
Non-life insurance
- Unearned premiums and unexpired risks	5,341	5,447
- Outstanding claims	2,338	2,206
- Incurred but not reported claims	820	830
Incoming reinsurance	4,377	3,913
At December 31	115,294	110,818

	2018	2017
Non-life insurance:
- Accident and health insurance	8,247	8,225
- General insurance	252	259
Total non-life insurance	8,499	8,484

Annual Report on Form 20F 2018

254	Notes to the consolidated financial statements Note 36

Movements during the year in life insurance:	2018	2017
At January 1	98,422	105,763
Acquisitions	-	-
Disposals	-	-
Portfolio transfers and acquisitions	95	139
Gross premium and deposits – existing and new business	6,293	6,498
Unwind of discount/interest credited	3,711	4,200
Insurance liabilities released	(9,582)	(9,247)
Changes in valuation of expected future benefits	617	(1,145)
Loss recognized as a result of liability adequacy testing	49	843
Shadow accounting adjustments	(303)	92
Net exchange differences	3,087	(8,598)
Transfer (to)/from reinsurance assets	-	23
Transfer (to)/from insurance contracts for account of policyholders	-	135
Transfers to disposal groups [1]	-	(239)
Other	1	(43)
At December 31	102,418	98,422

[1] Linked to the sale of Aegon UK’s annuity portfolio, refer to note 51 Business combinations.

Movements during the year in non-life insurance:	2018	2017
At January 1	8,484	9,066
Acquisitions	-	-
Disposals	-	-
Portfolio transfers and acquisitions	-	5
Gross premiums – existing and new business	1,563	1,893
Unwind of discount/interest credited	450	444
Insurance liabilities released	(1,052)	(1,065)
Changes in valuation of expected future claims	(8)	173
Change in unearned premiums	(742)	(1,017)
Change in unexpired risks	2	3
Incurred related to current year	747	750
Incurred related to prior years	195	231
Release for claims settled current year	(278)	(287)
Release for claims settled prior years	(704)	(717)
Shadow accounting adjustments	(459)	76
Change in IBNR	(51)	(79)
Net exchange differences	354	(986)
Other	(2)	(5)
At December 31	8,499	8,484

Movements during the year in incoming reinsurance:	2018	2017
At January 1	3,913	4,739
Gross premium and deposits – existing and new business	1,441	1,625
Unwind of discount/interest credited	199	175
Insurance liabilities released	(1,557)	(2,005)
Change in unearned premiums	-	1
Changes in valuation of expected future benefits	190	(57)
Shadow accounting adjustments	(11)	(1)
Loss recognized as a result of liability adequacy	(4)	(1)
Net exchange differences	205	(558)
Other	2	(4)
At December 31	4,377	3,913

Annual Report on Form 20F 2018

255	Notes to the consolidated financial statements Note 37

36.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2018	2017
At January 1	122,168	120,929
Portfolio transfers and acquisitions	(140)	(259)
Gross premium and deposits – existing and new business	9,716	12,144
Unwind of discount/interest credited	(5,311)	13,349
Insurance liabilities released	(10,471)	(10,882)
Fund charges released	(1,671)	(1,746)
Changes in valuation of expected future benefits	(245)	100
Transfer (to)/from insurance contracts	(27)	(135)
Transfer (to)/from investment contracts for account of policyholders	-	-
Transfers to disposal groups	-	(1,359)
Net exchange differences	3,092	(10,289)
Other	2	317
At December 31	117,113	122,168

Included in Transfers to disposal groups for 2017 is the sale of Aegon Ireland plc. business which is classified as held for sale per year-end 2017. As a result, the Insurance contracts for account of policyholders are no longer included in the 2017 ending balance. Refer to note 22 Assets and liabilities held for sale and note 51 Business combinations.

Other in 2017 reflects the reclassification of the pension contract relating to the personnel of Unirobe Meeùs Groep (UMG) from defined benefit plans to insurance contracts for account of policy holders following the sale of UMG in November 2017.

37 Investment contracts

37.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2018	16,665	278	16,943
Portfolio transfers and acquisitions	271	-	271
Deposits	10,308	-	10,308
Withdrawals	(10,101)	-	(10,101)
Investment contracts liabilities released	-	(53)	(53)
Interest credited	236	-	236
Net exchange differences	335	(2)	332
Transfer to/from other headings	133	-	133
Other	(22)	-	(22)
At December 31, 2018	17,825	223	18,048

At January 1, 2017	19,217	355	19,572
Portfolio transfers and acquisitions	55	-	55
Deposits	8,432	-	8,432
Withdrawals	(8,455)	-	(8,455)
Investment contracts liabilities released	-	(64)	(64)
Interest credited	268	-	268
Net exchange differences	(1,102)	(13)	(1,114)
Transfer to/from other headings	21	-	21
Other	(1,771)	-	(1,771)
At December 31, 2017	16,665	278	16,943

Annual Report on Form 20F 2018

256	Notes to the consolidated financial statements Note 38

Investment contracts consist of the following:	2018	2017
Institutional guaranteed products	944	1,053
Fixed annuities	5,981	5,714
Savings accounts	10,586	9,568
Investment contracts with discretionary participation features	223	278
Other	314	331
At December 31	18,048	16,943

37.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2018	37,169	37,265	74,434
Additions	18,415	-	18,415
Gross premium and deposits – existing and new business	6,432	1,279	7,711
Withdrawals	(10,279)	-	(10,279)
Interest credited	(2,682)	(1,475)	(4,157)
Investment contracts liabilities released	-	(6,506)	(6,506)
Fund charges released	(157)	-	(157)
Net exchange differences	1,084	(312)	772
Transfers to disposal groups	-	-	-
Other	(135)	-	(135)
At December 31, 2018	49,847	30,250	80,097

At January 1, 2017	42,803	41,971	84,774
Gross premium and deposits – existing and new business	5,393	1,313	6,706
Withdrawals	(7,654)	-	(7,654)
Interest credited	4,589	4,558	9,147
Investment contracts liabilities released	-	(9,006)	(9,006)
Fund charges released	(176)	-	(176)
Net exchange differences	(4,272)	(1,570)	(5,842)
Transfers to disposal groups	(3,498)	-	(3,498)
Other	(16)	-	(16)
At December 31, 2017	37,169	37,265	74,434

The value of investment contracts for account of policyholders increased in 2018 mainly due to the completion of BlackRock Part VII transfer on July 1, 2018, in the UK. This transaction has transferred into the Group’s portfolio GBP 16.3 billion (EUR 18.4 billion) unit linked defined contribution assets and liabilities. Refer to note 24 Investments for account of policyholders for the impact on assets.

38 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.9 and note 47 Fair value);
b.

Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts (refer to note 2.19);

c.

Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts (refer to note 2.19); and

d.

Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to note 2.19 and note 47 Fair value).

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically (refer to note 2.19).

Annual Report on Form 20F 2018

257	Notes to the consolidated financial statements Note 38

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

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given if invested is in equity only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

		2018				2017
	United States [1]	The Netherlands [2]	United Kingdom	Total [3]	United States [1]	The Netherlands [2]	United Kingdom	Total [3]
At January 1	247	1,547	-	1,794	405	1,555	68	2,028
Incurred guarantee benefits [4]	491	131	-	622	(114)	(8)	(37)	(158)
Paid guarantee benefits	(1)	-	-	(1)	(1)	-	-	(1)
Transfers to disposal groups	-	-	-	-	-	-	(30)	(30)
Net exchange differences	29	-	-	29	(42)	-	(2)	(44)
At December 31	766	1,678	-	2,445	247	1,547	-	1,794

Account value [5]	30,788	8,175	-	38,963	33,371	8,805	-	42,175
Net amount at risk [6]	235	2,004	-	2,239	94	1,737	-	1,831
[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 25 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The increase of incurred guarantee benefits mainly relates to declines in equity markets in 2018. This also lowered the account value and increased the amount at risk.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2018, the reinsured account value was EUR 1.7 billion (2017: EUR 2.0 billion) and the guaranteed remaining balance was EUR 1.1 billion (2017: EUR 1.2 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2018, the contract had a value of EUR 36 million (2017: EUR 34 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts and equity total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury futures and treasury forwards to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use

Annual Report on Form 20F 2018

258	Notes to the consolidated financial statements Note 38

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

The fixed annuities product balance as of December 31, 2018, amounted to EUR 243 million (2017: EUR 270 million).

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

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

		2018			2017
	GMDB [1]	GMIB [2]	Total [4]	GMDB [1]	GMIB [2]	Total [4]
At January 1	364	608	972	531	849	1,381
Incurred guarantee benefits [5]	197	282	479	(49)	(121)	(171)
Paid guarantee benefits	(65)	(23)	(88)	(60)	(26)	(86)
Net exchange differences	23	39	62	(58)	(94)	(153)
At December 31	519	906	1,425	364	608	972

	GMDB [1,3]	GMIB [2,3]		GMDB [1,3]	GMIB [2,3]
Account value [6]	48,174	4,770		52,070	5,270
Net amount at risk [7]	2,839	888		1,309	474
Average attained age of contract holders	70	71		69	70

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
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

Annual Report on Form 20F 2018

259	Notes to the consolidated financial statements Note 38

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2018	2017
	GMI [1,2]	GMI [1,2]
At January 1	4,719	5,542
Incurred guarantee benefits [3]	344	(823)
At December 31	5,063	4,719

Account value [4]	18,346	18,754
Net amount at risk [5]	4,933	4,440
[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 36 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
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

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 23.3% at December 31, 2018, and 23.1% at December 31, 2017. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

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

Annual Report on Form 20F 2018

260	Notes to the consolidated financial statements Note 39

Guarantees valued at fair value contributed a net loss before tax of EUR 56 million (2017: loss of EUR 75 million) to earnings.

The main drivers of this loss before tax are a loss of EUR 532 million related to a decrease in equity markets (2017: EUR 1,147 million gain) a loss of EUR 8 million related to increases in equity volatility (2017: EUR 81 million gain) and other contributed a loss of EUR 233 million (2017: EUR 205 million gain), partly offset by a fair value gain on hedges related to the guarantee reserves of EUR 527 million (2017: EUR 1,417 million loss), a gain of EUR 148 million related to widening own credit spread (2017: EUR 243 million loss) and positive results related to increases in risk free rates of EUR 32 million (2017: EUR 169 million gain) and DPAC offset.

Guarantee reserves increased by EUR 1,081 million in 2018 (2017: decrease of EUR 1,121 million) to EUR 7,708 million (2017: EUR 6,627  million).

39 Borrowings

	2018	2017
Capital funding	1,774	2,280
Operational funding	10,287	11,355
At December 31	12,061	13,635

Current	1,379	1,692
Non-current	10,682	11,943

Fair value of borrowings	12,421	14,035

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

Capital funding

During 2018, capital funding decreased by EUR 0.5 billion related to the repayment of EUR 500 million senior unsecured notes with a coupon rate of 0%.

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue/ Maturity	2018	2017
EUR 500 million Unsecured Notes	0%	August 30	2017/18	-	500
EUR 75 million Medium-Term Notes [1]	4.625%	December 9	2004/19	78	82
USD 500 million Senior Notes [1,2]	5.75%	Semi-annually	2005/20	457	455
EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016/23	496	495
GBP 250 million Medium-Term Notes	6.125%	December 15	1999/31	277	279
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009/39	440	445
Other				26	24
At December 31				1,774	2,280
[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 46 Capital management and solvency.

Annual Report on Form 20F 2018

261	Notes to the consolidated financial statements Note 39

Operational funding

During 2018, the operational funding decreased by EUR 1.1 billion mainly due to the redemption of ‘SAECURE 13’ of EUR 0.7 billion, paydown of FHLB advances of EUR 0.7 billion and a decrease in other mortgage funding of EUR 0.5 billion. This was partly offset by a transaction under the Dutch SAECURE program (‘SAECURE 16’) to sell Class A mortgage backed securities (RMBS). ‘SAECURE 16’ consists of EUR 875 million of class A notes with an expected weighted average life of 4.1 years and a coupon of 3 month Euribor plus 40bps.

During 2017, the operational funding increased EUR 0.6 billion due to new FHLB advances of EUR 1.3 billion and two covered bond issuances in the Netherlands of EUR 0.5 billion in June and November 2017. This was partly offset by the redemption of ‘SAECURE 12’ in the Netherlands of EUR 1.0 billion and the redemption of operational funding of EUR 0.4 billion supporting a captive insurance company, which was dissolved following the divestment of a block of life reinsurance business in the Americas. Next to this there was a decrease of EUR 0.5 billion as result of foreign exchange impacts on the US dollar positions as a result of the strengthening of the euro.

	Coupon rate	Coupon date	Issue/ Maturity	2018	2017
Revolving Loan Facility Warehouse Mortgage Loans [1]	Floating	Monthly	- /2018-20	375	729
EUR 1,123 million “SAECURE 13” RMBS Note [1,2]	Floating	Quarterly	2013/18	-	750
EUR 1,367 million “SAECURE 14” RMBS Note [1,3]	Floating	Quarterly	2014/19	874	994
EUR 1,443 million “SAECURE 15” RMBS Note [1,4]	Floating	Quarterly	2014/20	1,038	1,164
EUR 875 million “SAECURE 16” RMBS Note [1,5]	Floating	Quarterly	2018/23	875	-
EUR 750 million Conditional Pass-Through Covered Bond [1,6]	0.267%	Annual	2015/20	748	747
EUR 500 million Conditional Pass-Through Covered Bond [1,7]	0.250%	Annual	2016/23	497	496
EUR 500 million Conditional Pass-Through Covered Bond [1,8]	0.750%	Annual	2017/27	488	486
EUR 500 million Conditional Pass-Through Covered Bond [1,9]	0.375%	Annual	2017/24	497	497
USD 1.54 billion Variable Funding Surplus Note [10,11]	Floating	Quarterly	2006/36	1,388	1,322
FHLB Secured borrowings [1]	Floating	Quarterly	2016/46	3,495	4,160
Other				12	10
At December 31				10,287	11,355
[1]	Issued by a subsidiary of Aegon N.V.
[2]	The Notes were called for redemption on the first optional redemption date (February 28, 2018)
[3]

The first optional redemption date is January 30, 2019; the final maturity date is January 30, 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

[4]

The first optional redemption date is January 30, 2020; the final maturity date is January 30, 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

[5]

The first optional redemption date is October 30, 2023; the final legal maturity date is October 30, 2091. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

[6]	The maturity date is December 1, 2020; the extended due for payment date is December 1, 2052.
[7]	The maturity date is May 25, 2023; the extended due for payment date is May 25, 2055.
[8]	The maturity date is June 27, 2027; the extended due for payment date is June 27, 2059.
[9]	The maturity date is November 21, 2024; the extended due for payment date is November 21, 2056.
[10]	Outstanding amounts can vary up to the maximum stated nominal amount.
[11]

This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. – refer to note 48 Commitments and contingencies.

Other

Included in borrowings is EUR 536 million relating to borrowings measured at fair value (2017: EUR 536 million). For the year 2018, Aegon’s credit spread had a positive impact of EUR 1 million on income before tax (2017: negative impact of EUR 15 million) and a negative impact of EUR 3 million on shareholders’ equity (2017: negative impact of EUR 10 million). The cumulative negative impact of Aegon’s credit spread for borrowings in portfolio at year-end, based on observable market data, on income before tax amounted to EUR 26 million (2017: EUR 27 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR (8) million (2017: EUR 9 million).

Undrawn committed borrowing facilities:	2018	2017
Floating-rate
- Expiring within one year	260	197
- Expiring beyond one year	3,420	3,170
At December 31	3,680	3,367

There were no defaults or breaches of conditions during the period.

Annual Report on Form 20F 2018

262	Notes to the consolidated financial statements Note 40

40 Provisions

	2018	2017
At January 1	210	173
Additional provisions	231	107
Disposals	(94)	(72)
Unused amounts reversed through the income statement	(1)	-
Used during the year	(34)	12
Net exchange differences	8	(9)
At December 31	320	210
Current	275	151
Non-current	45	60

The provisions as at December 31, 2018 mainly consist of litigation provisions of EUR 198 million (2017: EUR 92 million) mainly related to a settlement in the US relating to increases in monthly deduction rates on universal life products, refer to note 48 Commitments and contingencies, restructuring provisions of EUR 30 million (2017: EUR 27 million), provisions regarding fees payable upon purchase and surrender of unit-linked policies in the Polish Life Insurance portfolio of EUR 17 million (2017: EUR 20 million) and other provisions of EUR 76 million (2017: EUR 71 million) including the remaining provision related to the harbor workers’ former pension fund Optas.

41 Defined benefit plans

	2018	2017
Retirement benefit plans	3,714	3,657
Other post-employment benefit plans	275	293
Total defined benefit plans	3,989	3,950

Retirement benefit plans in surplus	-	55
Other post-employment benefit plans in surplus	-	-
Total defined benefit assets	-	55

Retirement benefit plans in deficit	3,714	3,712
Other post-employment benefit plans in deficit	275	293
Total defined benefit liabilities	3,989	4,005

		2018			2017
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	3,657	293	3,950	4,453	314	4,767
Defined benefit expenses	192	13	206	242	19	262
Remeasurements of defined benefit plans	157	(23)	134	(233)	10	(224)
Contributions paid	(234)	-	(234)	(163)	-	(163)
Benefits paid	(99)	(19)	(118)	(108)	(19)	(128)
Net exchange differences	37	11	47	(133)	(31)	(164)
Other	5	-	5	(400)	-	(400)
At December 31	3,714	275	3,989	3,657	293	3,950

Other in 2017 reflects the reclassification of the pension contract relating to the personnel of Unirobe Meeùs Groep (UMG) from defined benefit plans to insurance contracts for account of policyholders following the sale of UMG in November 2017.

Annual Report on Form 20F 2018

263	Notes to the consolidated financial statements Note 41

The amounts recognized in the statement of financial position are determined as follows:

		2018			2017
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,027	-	4,027	4,389	-	4,389
Fair value of plan assets	(3,525)	-	(3,525)	(3,622)	-	(3,622)
	502	-	502	767	-	767
Present value of wholly unfunded obligations [1]	3,212	275	3,487	2,890	293	3,183
At December 31	3,714	275	3,989	3,657	293	3,950
[1]

As all pension obligations are insured at subsidiary Aegon Levensverzekering almost all assets held by Aegon Nederland backing retirement benefits of EUR 2,568 million (2017: EUR 2,457 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2018 and 2017.

		2018			2017
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	121	10	131	148	11	158
Net interest on the net defined benefit liability (asset)	87	8	96	99	10	109
Past service cost	(16)	(5)	(21)	(5)	(1)	(6)
Total defined benefit expenses	192	13	206	242	19	262

					2016
				Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost				127	13	140
Net interest on the net defined benefit liability (asset)				123	11	134
Past service cost				53	(2)	50
Total defined benefit expenses				302	22	324

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2018	2017
At January 1	7,572	8,560
Acquisition of subsidiary	-	-
Current year service cost	131	158
Interest expense	213	230
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	(28)	30
- Actuarial gains and losses arising from changes in financial assumptions	(102)	29
Past service cost	(21)	(6)
Contributions by plan participants	11	12
Benefits paid	(409)	(523)
Net exchange differences	144	(519)
Other	5	(400)
At December 31	7,514	7,572

Annual Report on Form 20F 2018

264	Notes to the consolidated financial statements Note 41

Movements during the year in plan assets for retirement benefit plans	2018	2017
At January 1	3,622	3,793
Interest income (based on discount rate)	117	121
Remeasurements of the net defined liability (asset)	(264)	283
Contributions by employer	245	175
Benefits paid	(291)	(396)
Net exchange differences	96	(355)
At December 31	3,525	3,622

		2018				2017
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets
Equity instruments	106	5	111	3%	127	4	131	4%
Debt instrument	369	343	712	20%	397	411	809	22%
Real estate	-	111	111	3%
Derivatives	-	149	149	4%	-	254	254	7%
Investment funds	11	1,945	1,956	55%	5	2,027	2,032	56%
Structured securities	-	-	-	0%	-	-	-	0%
Other	14	471	484	14%	25	372	397	11%
At December 31	500	3,025	3,525	100%	554	3,068	3,622	100%

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Managers of Transamerica Corporation. The Board of Managers has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 450 million at December 31, 2018 (2017: EUR 629 million deficit).

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

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2018 or 2017. However, with the Aegon N.V. Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 190 million in September 2018 (EUR 89 million in September 2017) that was over and above the minimum required funding levels as set forth by the Internal Revenue Code.

Annual Report on Form 20F 2018

265	Notes to the consolidated financial statements Note 41

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 241 million (2017: EUR 257 million unfunded).

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

Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 210 million (2017: EUR 227 million).

The weighted average duration of the defined benefit obligation is 12.2 years (2017: 13.2 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2018	2017

Demographic actuarial assumptions
Mortality	US mortality table[1]	US mortality table[2]

Financial actuarial assumptions
Discount rate[3]	4.22%/4.05%	3.55%
Salary increase rate	3.85%	3.85%
Health care trend rate	7.00%	7.40%
[1]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2018.
[2]	U.S. Society of Actuaries RP2014 mortality table with Scale MP2017.
[3]	Aegon USA has separate discount rates beginning with 2018 – 4.22% for all pension plans and 4.05% for post retirement welfare plan.

Annual Report on Form 20F 2018

266	Notes to the consolidated financial statements Note 41

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2018	2017

Demographic actuarial assumptions
10% increase in mortality rates	(70)	(76)
10% decrease in mortality rates	77	83

Financial actuarial assumptions
100 basis points increase in discount rate	(351)	(402)
100 basis points decrease in discount rate	430	498
100 basis points increase in salary increase rate	29	38
100 basis points decrease in salary increase rate	(26)	(33)
100 basis points increase in health care trend rate	12	15
100 basis points decrease in health care trend rate	(11)	(13)

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	19-28%
Debt instruments	47-58%
Other	20-28%

Aegon the Netherlands

Aegon the Nederlands has a number of defined benefit plans and a small number of defined contribution plans. The defined benefit plans are subject to Dutch Pension regulations and governed by the Board of Directors of Aegon the Netherlands. The Board of Directors has the full power and discretion to administer the plan including developing investment policy and managing assets for the plans (although these assets do not qualify as ‘plan assets’ as defined by IFRS), deciding questions related to eligibility and benefit amounts, and any disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. Aegon the Netherlands runs, in principle, full actuarial and investment risk regarding the defined benefit plans. This includes the risks of low interest rates, low returns and increased longevity. A part of this risk can be attributed to plan participants by lowering indexation or by increasing employee contributions.

Furthermore, the specific statutory requirements governing the administration of group pension schemes have been laid down in the Pension Act (Pensioenwet/Pw). Insurers are subject to prudential supervision pursuant to the Financial Supervision Act (Wet op het financieel toezicht/Wft).

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

The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable1. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average wage system. The defined benefit plans were unfunded by EUR 2,967 million at December 31, 2018. (2017:

[1]	Aegon Nederland deducts employee contributions from the total pension expenses.

Annual Report on Form 20F 2018

267	Notes to the consolidated financial statements Note 41

EUR 2,628 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS. The average remaining duration of the defined benefits obligation is 20.9 years (2017: 19.6 years).

Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon the Nederlands has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Nederlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Nederlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 65 million at December 31, 2018 (2017: EUR 65 million). The weighted average duration of the other post-employment benefit plans is 11.7 years (2017: 11.9 years).

Plan amendments

As per December 31, 2017 Aegon the Nederlands has accounted for a plan amendment as from January 1, 2018 which concerns the increase of its retirement age of its pension plan from 67 to 68 years. There were no plan amendments during 2018.

The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2018	2017
Demographic actuarial assumptions
Mortality	NL mortality table [1]	NL mortality table [1]

Financial actuarial assumptions
Discount rate	1.74%	2.09%
Salary increase rate [2]	Curve 2018	Curve 2017
Indexation [3]	57.75% of Curve 2018	44.10% of Curve 2017

[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.
[2]	Based on Dutch Consumer Price Index.
[3]	Based on Dutch Consumer Price Index.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation
	2018	2017
Demographic actuarial assumptions
10% increase in mortality rates	(81)	(69)
10% decrease in mortality rates	90	77

Financial actuarial assumptions
100 basis points increase in discount rate	(534)	(447)
100 basis points decrease in discount rate	733	605
100 basis points increase in salary increase rate	18	4
100 basis points decrease in salary increase rate	(18)	(4)
25 basis points increase in indexation	167	140
25 basis points decrease in indexation	(152)	(128)

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

Annual Report on Form 20F 2018

268	Notes to the consolidated financial statements Note 41

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2016. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a deficit of EUR 51 million at December 31, 2018 (2017: EUR 137 million deficit). During 2018 EUR 55 million (2017: EUR 87 million) of contributions were paid into the scheme. The 2017 contributions included a one off payment of EUR 34 million in addition to the schedule of contributions.

The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently 30% of assets are invested in growth assets (i.e. primarily equities) and 70% are liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.

Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns and changes in the life expectancy of pensioners.

The weighted average duration of the defined benefit obligation is 21.6 years (2017: 23.1 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2018	2017
Demographic actuarial assumptions
Mortality	UK mortality table [1]	UK mortality table [2]

Financial actuarial assumptions
Discount rate	2.94%	2.56%
Price inflation	3.32%	3.29%

[1]	Club Vita tables based on analysis of Scheme membership CMI 2017 1.5%/1.25% p.a. (males/females)
[2]	Club Vita tables based on analysis of Scheme membership CMI 2014 1.5%/1.25% p.a. (males/females)

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2018	2017
Demographic actuarial assumptions
10% increase in mortality rates	(34)	(44)
10% decrease in mortality rates	38	50

Financial actuarial assumptions
100 basis points increase in discount rate	(235)	(299)
100 basis points decrease in discount rate	313	412
100 basis points increase in price inflation	119	169
100 basis points decrease in price inflation	(192)	(248)

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined

Annual Report on Form 20F 2018

269	Notes to the consolidated financial statements Note 42

benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	33%
Debt instruments	68%

All other operating segments

Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note 14 Commissions and expenses for the employee expenses regarding these contribution plans.

42 Deferred gains

	2018	2017
At January 1	13	64
Income deferred	-	1
Disposals	-	-
Release to income statement	(1)	(5)
Net exchange differences	-	(2)
Transfers to disposal groups	-	(45)
At December 31	12	13

Transfers to disposal groups relates to the Aegon Ireland plc. business which is classified as held for sale per year-end 2017 and as a result the deferred gains are no longer included in the 2017 ending balance.

43 Deferred tax

	2018	2017
Deferred tax assets	125	79
Deferred tax liabilities	537	1,029
Total net deferred tax liability/(asset)	412	950

Deferred tax assets comprise temporary differences on:	2018	2017
Financial assets	(7)	(20)
Insurance and investment contracts	-	(19)
Deferred expenses, VOBA and other intangible assets	(125)	(140)
Defined benefit plans	12	26
Losses	167	176
Other	79	57
At December 31	125	79

Deferred tax liabilities comprise temporary differences on:	2018	2017
Real estate	520	554
Financial assets	815	1,724
Insurance and investment contracts	(1,433)	(1,806)
Deferred expenses, VOBA and other intangible assets	1,788	1,752
Defined benefit plans	(257)	(268)
Losses	(147)	(120)
Other	(748)	(807)
At December 31	537	1,029

Annual Report on Form 20F 2018

270	Notes to the consolidated financial statements Note 43

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2018	554	1,744	(1,787)	1,892	(295)	(296)	(863)	950
Acquisitions/Additions	-	-	-	9	-	-	-	9
Charged to income statement	(31)	(451)	401	(63)	23	(1)	143	22
Charged to equity	(7)	(513)	2	-	17	(2)	12	(493)
Net exchange differences	4	46	(51)	82	(14)	(4)	(38)	25
Disposal of a business	-	-	-	-	-	-	-	-
Transfers to disposal groups	-	-	-	-	-	-	-	-
Transfer to current income tax	-	-	-	-	-	-	-	-
Transfer to/from other headings	-	(3)	-	(6)	-	-	9	-
Other	-	-	-	-	-	(11)	(90)	(101)
At December 31, 2018	519	822	(1,434)	1,914	(269)	(314)	(827)	412

At January 1, 2017	541	3,165	(2,988)	3,298	(645)	(407)	(850)	2,113
Acquisitions/Additions	-	-	-	9	-	(1)	(14)	(6)
Charged to income statement	37	32	609	(1,016)	120	78	(62)	(202)
Charged to equity	(9)	(874)	-	-	174	-	(5)	(715)
Net exchange differences	(16)	(270)	241	(322)	57	27	111	(172)
Disposal of a business	-	-	-	2	-	-	-	2
Transfers to disposal groups	-	-	-	-	-	8	-	8
Transfer to current income tax	-	-	-	-	-	-	(73)	(73)
Transfer to/from other headings	-	(300)	351	(79)	-	-	27	-
Other	-	(9)	-	-	-	-	2	(7)
At December 31, 2017	554	1,744	(1,787)	1,892	(295)	(296)	(863)	950

In 2018, the decrease of deferred tax liability primarily related to a decrease of unrealised profits in respect of financial assets mainly driven by an increase of interest rates and widening credit spread.

The movement in other of EUR 90 million is caused by the redemption of the non-cumulative subordinated note. Refer to note 33 “Other equity instruments” and note 34 “Subordinated borrowings”.

The decrease of the United States corporate income tax rate from 35% to 21% as from January 1, 2018 with an impact of total EUR 1,034 million, EUR 554 million through profit and loss and EUR 479 million through other comprehensive income (refer to note 18) is the main cause for the total decrease in the deferred tax liability in 2017 of EUR 1,197 million.

The transfer to current income tax in 2017 relates to transfers from deferred to current tax, in relation to own equity instruments.

Transfer to/from other headings includes transfers between two reporting segments.

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 26 million; tax EUR 6 million (2017: gross EUR 85 million; tax EUR 15 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

Annual Report on Form 20F 2018

271	Notes to the consolidated financial statements Note 44

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts[1]		Not recognized deferred tax assets
	2018	2017	2018	2017
< 5 years	65	89	15	22
≥ 5 – 10 years	21	137	5	18
≥ 10 – 15 years	20	-	36	25
≥ 15 – 20 years	-	-	-	-
Indefinitely	385	499	86	111
At December 31	490	725	142	177

[1]

The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 162 million; tax EUR 29 million (2017: gross EUR 261 million; tax EUR 46 million) relating to Defined benefit plans and Other items the recognition of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 40 million; tax EUR 8 million (2017: gross EUR 43 million; tax EUR 8 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,770 million; tax EUR 361 million (2017: gross EUR 1,771 million; tax EUR 441 million).

All deferred corporate income taxes are non-current by nature.

44 Other liabilities

	2018	2017
Payables due to policyholders	1,172	1,184
Payables due to brokers and agents	373	385
Payables out of reinsurance	1,327	3,010
Social security and taxes payable	108	125
Income tax payable	2	-
Investment creditors	1,195	1,228
Cash collateral on derivative transactions	3,396	2,335
Cash collateral on securities lended	2,480	3,277
Cash collateral – other	49	43
Repurchase agreements	322	1,373
Commercial paper	82	72
Bank overdrafts	-	2
Other creditors	2,947	2,174
At December 31	13,454	15,208

Current	13,309	14,992
Non-current	146	216

The carrying amounts disclosed reasonably approximate the fair values at year-end, given the predominantly current nature of the other liabilities.

Annual Report on Form 20F 2018

272	Notes to the consolidated financial statements Note 45

45 Accruals

	2018	2017
Accrued interest	237	183
Accrued expenses	151	147
At December 31	388	329

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

46 Capital management and solvency

Strategic importance

Aegon’s approach towards capital management plays a vital role in supporting the execution of its strategy. The key capital management priority is to ensure adequate capitalization to cover Aegon’s obligations towards its policyholders and debtholders while providing sustainable dividends to shareholders. This priority is accomplished by allocating capital to products that offer high growth and return prospects. Furthermore, a priority for capital management for several years has been to shift the product portfolio from focusing mostly on capital intensive spread business to diversifying the portfolio to include more capital light fee business.

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

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and/or self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s capital management framework the own funds are managed such that the Group Solvency II ratio remains within the target range of 150% – 200% even in an adverse event. The Solvency contribution of Aegon US insurance entities under Deducation & Aggregation (D&A) involves converting 150% Risk-Based Capital Company Action Level into Solvency Required Capital (SCR) and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions.

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

Annual Report on Form 20F 2018

273	Notes to the consolidated financial statements Note 46

During 2018, the Aegon Group and all of its regulated entities that are subject to capital requirements on a solo-level continued to comply with the 100% Solvency II ratio. Aegon Group and all of its regulated entities are continued to be compliant with externally imposed legal capital requirements.

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

The below table provides the composition of Aegon’s available own funds across Tiers:

Available own funds	December 31, 2018 Available own funds	December 31, 2017 Available own funds
Unrestricted Tier 1	12,204	10,428
Restricted Tier 1	3,406	3,540
Tier 2	1,487	1,213
Tier 3	505	448
Total available own funds	17,602	15,628

As at December 31, 2018, Tier 1 capital accounted for 89% of own funds (2017: 89%), including EUR 2,931 million of junior perpetual capital securities (2017: EUR 3,047 million) and EUR 476 million of perpetual cumulative subordinated bonds (2017: EUR 493 million) which are both classified as grandfathered restricted Tier 1 capital.

As at December 31, 2018, Tier 2 capital accounted for 8% of own funds (2017: 8%), including EUR 716 million of subordinated liabilities, which are issued during 2018 and classified as Solvency II compliant Tier 2 capital. EUR 771 million of fixed floating subordinated notes (2017: EUR 772 million) which are classified as grandfathered Tier 2 capital. Changes in Tier 2 capital compared to previous year is mainly related to the issuance of new capital instruments and the redemptions of existing grandfathered Tier 2 capital instruments (non-cumulative subordinated notes).

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

Tier 3 capital as of December 31, 2018 is comprised of deferred tax assets balances related to Solvency II entities.

IFRS equity compares to Solvency II own funds as follows:

	December 31, 2018	December 31, 2017 [1]
Shareholders’ Equity	19,225	20,288
IFRS adjustments for Other Equity instruments and non controlling interests	3,342	3,813
Group Equity	22,567	24,102
Solvency II revaluations & reclassifications	(6,618)	(10,169)
Transferability restrictions [2]	(1,884)	(1,758)
Excess of Assets over Liabilities	14,065	12,174
Availability adjustments	4,326	4,147
Fungibility adjustments [3]	(789)	(693)
Available own funds	17,602	15,628

1  The 2017 comparative numbers have been updated for a change of the presentation for the subordinated debt

2  This includes the transferability restriction related to the RBC CAL conversion methodology.

3  Amongst others, this contains the exclusion of Aegon Bank.

Annual Report on Form 20F 2018

274	Notes to the consolidated financial statements Note 46

The Solvency II revaluations and reclassification of EUR 6,618 million negative (2017: EUR 10,169 million negative) mainly stem from the difference in valuation and presentation between IFRS and Solvency II frameworks, and the redemption of non-cumulative subordinated notes. The change in Solvency II revaluations per December 31, 2018 compared to December 31, 2017 is mainly driven by rising interest rates and widening credit spreads during 2018, reducing the revaluation reserves in Aegon US. In addition, Aegon exercised its right to redeem the USD 525 million 8% non-cumulative subordinated notes. The Solvency II revaluations and reclassification can be grouped into three categories:

◆	Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,024 million negative, 2017: EUR 2,019 million negative);
◆	Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables, Deferred tax assets balances and Technical provisions. The revaluation difference stemming from this category amounted to EUR 2,764 million positive (2017: EUR 2,879 million positive) compared to the IFRS Statement of Financial Position;
◆	The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 4,095 million negative (2017: EUR 6,791 million negative) compared to the IFRS Statement of Financial Position;
◆	Reclassification of subordinated liabilities of EUR 3,262 million negative (2017: EUR 4,237 negative). In 2018, the accounting treatment of subordinated liabilities which were grandfathered by the Dutch Central Bank have changed on the Solvency II balance sheet. These subordinated liabilities include Junior Perpetual Capital Securities (JPCS), Perpetual capital subordinated loans (PCSL), and Fixed Floating Security Notes (FFSN). Under IFRS, JPCS and PCSL are presented as Shareholder’s equity, FFSN is presented as liabilities. Previously, they were all reported as equity instruments under Solvency II. From 2018 these grandfathered instruments are reported as subordinated liabilities in the Solvency II balance sheet and no longer included in the excess of assets over liabilities. Availability adjustments have increased by the same amount as available own funds have not changed by this change in presentation. The movement of subordinated liabilities mainly stem from the redemption of non-cumulative subordinated notes

The transferability restrictions reflect the restrictions on US Life Companies DTA and capping of Tier 1 unrestricted own funds as a consequence of the RBC CAL conversion methodology as described above.

The availability adjustments are changes to the availability of own funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend.

Finally, the fungibility restrictions limit the availability of own funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group and Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II purposes.

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

Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, in addition to both subordinated and senior debt. Aegon’s total capitalization comprises the following components:

◆	Shareholders’ equity excluding revaluation reserves based on IFRS as adopted by the EU;
◆	Non-controlling interests and share options not yet exercised; and
◆	Total financial leverage.

Annual Report on Form 20F 2018

275	Notes to the consolidated financial statements Note 46

The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2018	2017
Total shareholders’ equity – based on IFRS as adopted by the EU	32	19,543	20,573
Non-controlling interests, share options and incentive plans not yet exercised	33, SOFP [2]	80	81
Revaluation reserves	32	(3,461)	(4,920)
Adjusted shareholders’ equity		16,162	15,733
Junior perpetual capital securities	33	2,808	3,008
Perpetual cumulative subordinated bonds	33	454	454
Non-cumulative subordinated notes (Other equity instruments)	33	-	271
Fixed floating subordinated notes	34	1,389	695
Non-cumulative subordinated notes (Subordinated borrowings)	34	-	69
Trust pass-through securities	35	133	133
Currency revaluation other equity instruments [1]		110	40
Hybrid leverage		4,895	4,669
Senior debt [3]	39	1,774	2,312
Senior leverage		1,774	2,312

Total gross financial leverage		6,669	6,982

Total capitalization		22,831	22,715

Gross financial leverage ratio [4]		29.2%	30.7%

Fixed Charge Coverage		8.2x	8.2x

[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR (1) million (2017: EUR 31 million).
[4]

To align closer to definitions used by peers and rating agencies, Aegon has retrospectively changed the definition of adjusted shareholders’ equity used in calculating the gross financial leverage ratio. Shareholders’ equity will no longer be adjusted for the remeasurement of defined benefit plans. All figures, including comparatives, are based on the new definition, unless stated otherwise.

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

All financial agreements are periodically monitored to assess the likelihood of a breach of any financial covenant and the likelihood thereof in the near future. No breach of any such covenant occurred during 2018.

Aegon N.V. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve (FCTR) and other reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable items under Dutch law amounted to EUR 13,307 million as at December 31, 2018 (2017: EUR 13,749 million). The following table shows the composition of the total distributable items:

Distributable items [1]	2018	2017
Equity attributable to shareholders based on IFRS as adopted by the EU	19,543	20,573
Non-distributable items:
Share capital	(322)	(322)
Statutory reserves [2]	(5,915)	(6,502)
At December 31	13,307	13,749

[1]	Distributable items under Dutch law; note that Solvency II ratios also possibly restricts the distribution of dividends.
[2]	Statutory reserves contains legal reserves of both FCTR and group companies and the positive revaluations of the revaluation account.

Annual Report on Form 20F 2018

276	Notes to the consolidated financial statements Note 47

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

Annual Report on Form 20F 2018

277	Notes to the consolidated financial statements Note 47

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2018
Assets carried at fair value
Available-for-sale
Shares	82	155	241	478
Debt securities	24,652	51,446	1,242	77,340
Money market and other short-term instruments	1,427	4,528	-	5,955
Other investments at fair value	-	409	493	902
	26,160	56,538	1,976	84,675

Fair value through profit or loss
Shares	217	239	1,226	1,682
Debt securities	1,868	2,028	17	3,913
Money market and other short-term instruments	17	335	-	352
Other investments at fair value	1	1,272	1,376	2,649
Investments for account of policyholders [1]	103,977	87,893	1,871	193,741
Derivatives	53	7,527	35	7,615
Investments in real estate	-	-	2,700	2,700
Investments in real estate for policyholders	-	-	612	612
	106,134	99,295	7,837	213,266

Revalued amounts
Real estate held for own use	-	-	263	263
	-	-	263	263
Total assets at fair value	132,294	155,833	10,077	298,204

Liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	49,641	206	49,847
Borrowings [3]	-	536	-	536
Derivatives	93	4,648	2,489	7,230
Total liabilities at fair value	93	54,824	2,695	57,613

[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Annual Report on Form 20F 2018

278	Notes to the consolidated financial statements Note 47

	Level I	Level II	Level III	Total 2017
Assets carried at fair value
Available-for-sale
Shares	51	151	288	490
Debt securities	26,338	52,415	1,447	80,200
Money market and other short-term instruments	1,664	5,026	-	6,690
Other investments at fair value	-	208	583	791
	28,053	57,800	2,318	88,170

Fair value through profit or loss
Shares	226	232	604	1,062
Debt securities	1,964	2,175	4	4,144
Money market and other short-term instruments	17	102	-	119
Other investments at fair value	1	539	1,255	1,795
Investments for account of policyholders [1]	115,323	76,302	1,784	193,409
Derivatives	68	5,787	57	5,912
Investments in real estate	-	-	2,147	2,147
Investments in real estate for policyholders	-	-	655	655
	117,599	85,137	6,506	209,241

Revalued amounts
Real estate held for own use	-	-	307	307
	-	-	307	307
Total assets at fair value	145,652	142,937	9,130	297,718

Liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	36,950	219	37,169
Borrowings [3]	-	536	-	536
Derivatives	34	5,251	1,845	7,130
Total liabilities at fair value	34	42,738	2,064	44,835
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2018		Total 2017
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale
Shares	-	-	1	1
Debt securities	-	-	12	-
Money markets and other short-term instruments	-	-	-	1,664
	-	-	13	1,666

Fair value through profit or loss
Shares	3	1	124	19
Investments for account of policyholders	-	(4)	12	30
	3	(3)	136	49
Total assets at fair value	3	(3)	149	1,714

Investment contracts for account of policyholders	-	-	1	-
Total Liabilities carried at fair value	-	-	1	-

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Annual Report on Form 20F 2018

279	Notes to the consolidated financial statements Note 47

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

Assets carried at fair value
Available-for-sale
Shares	288	-	-	21	(12)	9	(77)	-	10	2	-	-	-	241	-
Debt securities	1,447	-	-	26	2	494	(76)	(452)	51	1	58	(310)	-	1,242	-
Other investments at fair value	583	-	-	(83)	(38)	125	(102)	(21)	25	3	-	-	-	493	-
	2,318	-	-	(36)	(48)	629	(255)	(473)	87	6	58	(310)	-	1,976	-

Fair value through profit or loss
Shares	604	-	-	104	-	541	(61)	1	1	36	-	-	-	1,226	105
Debt securities	4	-	-	(25)	-	37	-	-	-	-	-	-	-	17	(24)
Other investments at fair value	1,255	-	-	11	-	332	(307)	-	64	-	94	(72)	-	1,376	3
Investments for account of policyholders	1,784	130	-	76	-	537	(660)	-	3	-	-	-	-	1,871	35
Derivatives	57	-	-	57	-	-	(80)	-	-	-	-	-	-	35	59
Investments in real estate	2,147	-	-	261	-	474	(209)	-	27	-	-	-	-	2,700	202
Investments in real estate for policyholders	655	-	-	5	-	2	(43)	-	(7)	-	-	-	-	612	4
	6,506	130	-	490	-	1,924	(1,360)	-	90	36	94	(72)	-	7,837	383

Revalued amounts
Real estate held for own use	307	-	(1)	(19)	(39)	17	(10)	-	7	-	-	-	-	263	5
	307	-	(1)	(19)	(39)	17	(10)	-	7	-	-	-	-	263	5
Total assets at fair value	9,130	130	(1)	435	(87)	2,570	(1,624)	(472)	185	42	151	(382)	-	10,077	388

Liabilities carried at fair value
Investment contracts for account of policyholders	219	-	-	(10)	-	7	(14)	-	4	-	-	-	-	206	-
Derivatives	1,845	-	-	613	-	-	-	-	31	-	-	-	-	2,489	613
	2,064	-	-	604	-	7	(14)	-	35	-	-	-	-	2,695	614

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items: Gains/(losses) on revaluation of available-for-sale investments, (Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.

[3]	Total gains/(losses) for the period during which the financial instrument was in Level III.

Annual Report on Form 20F 2018

280	Notes to the consolidated financial statements Note 47

Assets carried at fair value
Available-for-sale
Shares	393	54	(46)	68	(112)	(35)	(34)	-	-	-	-	288	-
Debt securities	1,966	39	(2)	678	(149)	(890)	(186)	-	203	(211)	-	1,447	-
Other investments at fair value	754	(112)	(109)	194	(48)	(9)	(87)	-	1	-	-	583	-
	3,112	(19)	(158)	939	(309)	(935)	(307)	-	205	(211)	-	2,318	-

Fair value through profit or loss
Shares	50	(11)	-	583	(18)	-	-	-	-	-	-	604	(11)
Debt securities	6	-	-	-	-	-	(1)	-	-	-	-	4	1
Other investments at fair value	1,257	23	-	378	(350)	-	(162)	-	341	(233)	-	1,255	20
Investments for account of policyholders	1,726	11	-	671	(622)	-	(27)	-	32	(8)	-	1,784	30
Derivatives	108	(33)	-	-	-	-	(2)	(16)	-	-	-	57	(21)
Investments in real estate	1,999	193	-	246	(202)	-	(89)	-	-	-	-	2,147	77
Investments in real estate for policyholders	686	38	-	10	(53)	-	(26)	-	-	-	-	655	38
	5,831	220	-	1,889	(1,245)	-	(306)	(16)	374	(241)	-	6,506	134

Revalued amounts
Real estate held for own use	332	(2)	8	(3)	(4)	-	(24)	-	-	-	-	307	(3)
	332	(2)	8	(3)	(4)	-	(24)	-	-	-	-	307	(3)
Total assets at fair value	9,275	199	(150)	2,826	(1,558)	(935)	(638)	(16)	578	(452)	-	9,130	131

Liabilities carried at fair value
Investment contracts for account of policyholders	176	7	-	60	(21)	-	(12)	-	10	(2)	-	219	(2)
Derivatives	2,467	(828)	-	-	300	-	(75)	10	-	-	(30)	1,845	(745)
	2,643	(821)	-	60	279	-	(87)	10	10	(2)	(30)	2,064	(747)
[1]	Includes impairments and movements related to fair value hedges, Gains and losses are recorded in the line item Results from financial transactions of the income statement.
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

During 2018, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 151 million (2017: EUR 588 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2018, Aegon transferred EUR 382 million (2017: EUR 454 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Annual Report on Form 20F 2018

281	Notes to the consolidated financial statements Note 47

Valuation techniques and significant unobservable inputs

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Assets carried at fair value	Valuation technique [1]		Significant unobservable input [2]	December 31, 2018	Range (weighted average)	December 31, 2017	Range (weighted average)
Available-for-sale	Net asset value [3]		n.a.	205	n.a.	231	n.a.
Shares	Other		n.a.	36	n.a.	57	n.a.
				241		288
Debt securities	Broker quote		n.a.	985	n.a.	1,034	n.a.
							1.04% – 2.72%
	Discounted cash flow		Credit spread	17	3.38%	116	(2.64%)
	Other		n.a.	240	n.a.	297	n.a.
				1,242		1,447
Other investments at fair value
Tax credit investments	Discounted cash flow		Discount rate	435	6.8%	528	5.8%
Investment funds	Net asset value	[3]	n.a.	24	n.a.	31	n.a.
Other	Other		n.a.	34	n.a.	24	n.a.
				493		583
At December 31				1,976		2,318
Fair value through profit or loss
Shares	Other		n.a.	1,226	n.a.	604	n.a.
Debt securities	Other		n.a.	17	n.a.	4	n.a.
				1,243		609
Other investments at fair value
Investment funds	Net asset value	[3]	n.a.	1,334	n.a.	1,246	n.a.
Other	Other		n.a.	42	n.a.	9	n.a.
				1,376		1,255
Derivatives
Longevity swap	Discounted cash flow		Mortality	33	n.a.	24	n.a.
Other	Other		n.a.	-	n.a.	30	n.a.
				33		54
Real estate
Investments in real estate	Direct capitalization		Capitalization	427	4.25% – 7.5%	496	3.0% – 10.0%
	technique		rate		(4.4%)		(5.9%)
	Appraisal value		n.a.	2,150	n.a.	1,495	n.a.
	Other		n.a.	123	n.a.	155	n.a.
				2,700		2,147
At December 31				5,352		4,065
Revalued amounts	Direct capitalization		Capitalization		8.25% – 9.50%		6.0% – 10.0%
Real estate held for own use	technique		rate	53	(8.9%)	157	(7.9%)
	Appraisal value		n.a.	101	n.a.	115	n.a.
	Other		n.a.	108	n.a.	35	n.a.
At December 31				263		307
Total assets at fair value [4]				7,592		6,689
Liabilities carried at fair value
Derivatives
Embedded derivatives in			Own credit		0.25% – 0.40%		0.2% – 0.3%
insurance contracts	Discounted cash flow		spread	2,484	(0.30%)	1,831	(0.22%)
Longevity swap	Discounted cash flow		Mortality	5	n.a.	10	n.a.
Other	Other		n.a.	-	n.a.	3	n.a.
Total liabilities at fair value				2,489		1,845

[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when the unobservable inputs are not developed by the Group and are not reasonably available.
[3]	Net asset value is considered the best approximation to the fair value of these financial instruments.
[4]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 2 million (2017: EUR 3 million).

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Annual Report on Form 20F 2018

282	Notes to the consolidated financial statements Note 47

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

An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.

The table below presents the impact on a fair value measurement of a change in the own credit spread by 20 basis points included in the discount rate.

	December 31, 2018	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2017	Effect of reasonably possible alternative assumptions (+/-)
		Increase	Decrease		Increase	Decrease
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	2,484	131	(126)	1,831	125	(120)

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2018	Carrying amount December 31, 2018	Estimated fair value hierarchy			Total estimated fair value December 31, 2018
		Level I	Level II	Level III
Assets
Mortgage loans – held at amortized cost	36,240	-	1	39,757	39,758
Private loans – held at amortized cost	4,103	-	42	4,452	4,494
Other loans – held at amortized cost	2,310	13	2,064	233	2,310

Liabilities
Subordinated borrowings – held at amortized cost	1,389	1,355	-	-	1,355
Trust pass-through securities – held at amortized cost	133	-	128	-	128
Borrowings – held at amortized cost	11,525	1,570	28	10,287	11,885
Investment contracts – held at amortized cost	17,825	-	-	18,028	18,028

2017	Carrying amount December 31, 2017	Estimated fair value hierarchy			Total estimated fair value December 31, 2017
		Level I	Level II	Level III
Assets
Mortgage loans – held at amortized cost	33,562	-	-	38,076	38,076
Private loans – held at amortized cost	3,642	-	64	4,117	4,181
Other loans – held at amortized cost	2,164	6	1,991	166	2,164

Liabilities
Subordinated borrowings – held at amortized cost	764	791	162	-	953
Trust pass-through securities – held at amortized cost	133	-	137	-	137
Borrowings – held at amortized cost	13,099	2,116	28	11,355	13,499
Investment contracts – held at amortized cost	16,665	-	-	17,031	17,031

Annual Report on Form 20F 2018

283	Notes to the consolidated financial statements Note 47

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

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. For Level III unquoted shares, the net asset value can be considered the best approximation to the fair value. Net asset value is the value of an entity’s assets minus the value of its liabilities and may be the same as the book value or the equity value of the entity.

Also for unquoted shares, the fair value may be estimated using other methods, such as observations of the price/earnings or price/ cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for lack of liquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 176 million (2017:

EUR 204 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes, the majority of which are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e. as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value.

When broker quotes are not available, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

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

Annual Report on Form 20F 2018

284	Notes to the consolidated financial statements Note 47

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

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.4% (December 31, 2017: 2.6%).

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

Tax credit investments

The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 6.8% (December 31, 2017: 5.8%).

Investment funds: Real estate funds, private equity funds and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending

Annual Report on Form 20F 2018

285	Notes to the consolidated financial statements Note 47

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

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.3% (2017: 0.2%).

Annual Report on Form 20F 2018

286	Notes to the consolidated financial statements Note 47

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

Real estate

Valuations of Level III investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the reporting date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been rented to a third party.

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

Annual Report on Form 20F 2018

287	Notes to the consolidated financial statements Note 47

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

	2018		2017
	Trading	Designated	Trading	Designated
Investments for general account	174	8,424	78	7,042
Investments for account of policyholders	-	193,741	-	193,409
Derivatives with positive values not designated as hedges	7,181	-	5,430	-
Total financial assets at fair value through profit or loss	7,355	202,165	5,508	200,451

Investment contracts for account of policyholders	-	49,847	-	37,169
Derivatives with negative values not designated as hedges	6,935	-	6,792	-
Borrowings	-	536	-	536
Total financial liabilities at fair value through profit or loss	6,935	50,383	6,792	37,705

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

Annual Report on Form 20F 2018

288	Notes to the consolidated financial statements Note 48

Borrowings

Borrowings designated as at fair value through profit or loss includes financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives (refer to note 39 Borrowings).

Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2018		2017
	Trading	Designated	Trading	Designated
Net gains and (losses)	(4,584)	(7,356)	13,924	5,679

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

48 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2019. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2018		2017
	Purchase	Sale	Purchase	Sale
Real estate	156	66	196	39
Mortgage loans	3,187	67	3,152	69
Private loans	1,224	-	705	-
Other	2,222	-	2,373	-

Aegon has commited itself, through certain subsidiaries, to invest in real estate, private loans, mortgage loans and receivables and investment funds.

Real estate commitments represent the committed pipeline of investments in real estate projects. The sale of real estate relates to properties that are under contract to be sold as per December 31, 2018.

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

Future lease payments

	2018				2017
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Operating lease obligations	73	144	169	74	143	201
Operating lease rights	50	127	52	53	136	58

The operating lease obligations relate mainly to office space leased from third parties.

The operating lease rights relate to non-cancellable commercial property leases.

Annual Report on Form 20F 2018

289	Notes to the consolidated financial statements Note 48

Other commitments and contingencies

	2018	2017
Guarantees	437	483
Standby letters of credit	12	12
Share of contingent liabilities incurred in relation to interests in joint ventures	49	39
Other guarantees	14	16
Other commitments and contingent liabilities	7	32

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

Contractual obligations

In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (‘TCS’) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The collaboration enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. Over the course of the multi-year contract, Transamerica will pay more than USD 2 billion to TCS. These revenues represent compensation for administering Transamerica’s over 10 million policies and are driven by both new business and policies already in force. In addition, this commitment includes remaining transition and conversion charges of approximately USD 100 million (period 2019 – 2022) as well as administrative, IT and finance service fees which are contingent on TCS meeting specified milestones in the underlying agreement with Transamerica. The agreement also contains a termination clause in which case Transamerica – subject to certain limitations – agrees to compensate TCS, on a specified schedule, for early termination.

Transamerica Corporation, a wholly-owned subsidiary of Aegon N.V., has provided a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As of December 31, 2018, this amounted to EUR 1,892 million (2017 EUR: 1,793 million).

In November 2018, Aegon UK entered into an agreement with Atos BPS Ltd (Atos) to service and administer its Existing Business (non-Platform customers). This collaboration builds on the relationship we already have with Atos for our award-winning Protection business and is expected to be effective as of mid-2019. The agreement is a 15-year contract under which Aegon UK will pay Atos to administer around 1.4 million customers, with payments driven by the volume of policies being administered.

At end 2018, outstanding transition and conversion charges are estimated to amount to approximately GBP 108 million, which are expected to be recorded over the next three years, with fixed payments to Atos defined in the agreement and subject to completion of milestones which have been agreed with Aegon UK.

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

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2018, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,469 million (2017: EUR 3,025 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 60 million (2017: EUR 55 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2018 amounted to EUR 3,164 million (2017: EUR 3,079 million). As of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,388 million (2017: EUR 1,322 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;

Annual Report on Form 20F 2018

290	Notes to the consolidated financial statements Note 48

◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 614 million (2017: EUR 585 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2018.

Legal and arbitration proceedings, regulatory investigations and actions

Aegon faces significant risks of litigation as well as regulatory investigations and actions relating to its and its subsidiaries’ insurance, pensions, retirement administration, securities, investment management, investment advisory and annuities businesses as well as Aegon’s corporate compliance, including compliance with employment, sanctions, anti-corruption and tax regulations.

Aegon subsidiaries regularly receive inquiries from local regulators and policyholder advocates in various jurisdictions, including the United States, the Netherlands, and the United Kingdom. In some cases, Aegon subsidiaries have modified business practices in response to inquiries or findings of inquiries. Regulators may seek fines or penalties, or changes to the way Aegon operates.

Insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups involving issues such as, but not limited to, product fees and costs, including transparency and adequacy of disclosure of initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; employment or distribution relationships; operational and internal controls and processes; environmental matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance.

Government and regulatory investigations may result in the institution of administrative, injunctive or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. There can be no assurance that government and regulatory investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

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

Aegon has defended and will continue to defend itself when it believes claims are without merit. Aegon has also settled and will seek to settle certain claims, including through policy modifications, as it believes appropriate. While Aegon intends to resist claims, there can be no assurance that claims brought against Aegon will not have a material adverse impact on its businesses, results of operations, and financial position.

Proceedings in which Aegon is involved

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. In one such class action against Aegon’s subsidiary pending in the US federal district court for the Central District of California, the parties agreed to settle the case which resulted in a net charge to the income statement for 2018 of USD 166 million. In January 2019, a court approved the aforementioned settlement.

Annual Report on Form 20F 2018

291	Notes to the consolidated financial statements Note 48

Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. Resolution of this class action is expected to end a number of other related cases, including several other class actions. At this time it is impracticable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any, of the remaining MDR increase related litigation, as the potential financial impacts are dependent both on the outcomes of court proceedings and future developments in financial markets and mortality. If decided adversely to Aegon, these claims could have a material adverse effect on Aegon’s business, results of operations, and financial position.

Unclaimed property administrators and state insurance regulators performed examinations and multi-state examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Aegon subsidiaries, like other major US insurers, entered into resolutions with state treasurers and insurance regulators regarding unclaimed property and claims settlement practices. As of 2018, there was a provision of USD 31 million for unclaimed property obligations, which is management’s best estimate of the still-outstanding exposure. The final amount may vary based on subsequent regulatory review.

Aegon’s US-based subsidiaries may face employment-related lawsuits from time to time. For example, several US-based Aegon subsidiaries have been named in two purported class actions alleging that the business model inappropriately characterizes distributors as independent contractors instead of employees. Depending on the outcome, these lawsuits, along with similar claims against other companies, as well as regulatory action could necessitate a change in the distribution model and could result in significant settlements or judgments.

A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. That dispute was resolved in Delaware court for USD 235 thousand plus interest in 2010. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian trial court issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment interest of approximately USD 120 million. On appeal this decision was reversed on procedural grounds and remanded back to the trial court which ruled to dismiss the case; however, at this time the case is still subject to appeal. Aegon has no material assets located in Nigeria.

In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. Aegon faces a significant number of these cases. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. As of 2018, a provision of EUR 17 million remains, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.

In the Netherlands, unit linked products (‘beleggingsverzekeringen’) have been controversial and the target of litigation since at least 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. In 2013 Aegon took a charge of EUR 25 million after the Dutch Supreme Court ruled adversely in litigation concerning premium amounts charged in the KoersPlan product. Some of the unit linked products are still involved in ongoing litigation. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made previously. In June 2017, the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force. Most of the claims of Vereniging Woekerpolis.nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. Aegon expects the claims and litigation on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that these matters, in the aggregate, will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

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

Annual Report on Form 20F 2018

292	Notes to the consolidated financial statements Note 49

institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. The case is now pending at the court of appeal of The Hague. In addition, Aegon is involved in claims for compensation and the cancellation or nullification of contracts concerning the Vliegwiel product, a variation on securities leasing products. Currently, proceedings are pending before the Dutch courts and the Complaint Institute for Financial Services (‘Klachteninstituut Financiële Dienstverlening’), with numerous cases having been initiated by Leaseproces B.V. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

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

	2018
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	81	3,310	404	249
Carrying amount of associated liabilities	91	3,396	416	69

	2017
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	114	5,805	54	384
Carrying amount of associated liabilities	122	5,929	55	93

Annual Report on Form 20F 2018

293	Notes to the consolidated financial statements Note 49

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

49.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirety as per year-end 2018 and 2017.

49.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2018	2017
Carrying amount of transferred financial assets	3,718	4,987
Fair value of cash collateral received	2,480	3,277
Fair value of non-cash collateral received	1,356	1,847
Net exposure	(117)	(138)

Non-cash collateral that can be sold or repledged in the absence of default	1,171	1,550
Non-cash collateral that has been sold or transferred	-	-

Reverse repurchase agreements	2018	2017
Cash paid for reverse repurchase agreements	2,195	4,859
Fair value of non-cash collateral received	2,224	4,885
Net exposure	(29)	(25)

Non-cash collateral that can be sold or repledged in the absence of default	1,740	4,166
Non-cash collateral that has been sold or transferred	-	-

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

Annual Report on Form 20F 2018

294	Notes to the consolidated financial statements Note 50

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

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2018	2017
General account (contingent) liabilities	4,844	5,588
Collateral pledged	6,694	6,951
Net exposure	(1,849)	(1,363)
Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2018	2017
Cash received on repurchase agreements	322	1,373
Collateral pledged (transferred financial assets)	325	1,370
Net exposure	(3)	3

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 6 billion (2017: EUR 6.5 billion) has been pledged as security for notes issued (refer to note 39 Borrowings). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 1,399 million (2017: EUR 2,234 million).

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

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements				Financial instruments	Cash collateral received (excluding surplus collateral)
2018
Derivatives	7,650	-	7,650	4,840	2,689	120
At December 31	7,650	-	7,650	4,840	2,689	120

2017
Derivatives	5,823	-	5,823	4,973	821	30
At December 31	5,823	-	5,823	4,973	821	30

Annual Report on Form 20F 2018

295	Notes to the consolidated financial statements Note 51

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements				Financial instruments	Cash collateral pledged (excluding surplus collateral)
2018
Derivatives	4,734	-	4,734	4,705	7	22
At December 31	4,734	-	4,734	4,705	7	22

2017
Derivatives	5,185	-	5,185	5,145	2	38
At December 31	5,185	-	5,185	5,145	2	38

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously.

As shown in the second column there are no financial assets and liabilities offset in 2018 and 2017.

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

51 Business combinations

Acquisitions

2018

On July 1, 2018, the legal transfer of the BlackRock Life Limited’s Defined Contribution and investment platform business to Scottish Equitable plc., a subsidiary of Aegon NV, was completed following the approval of the High Court on June 21, 2018, in accordance with Part VII of the Financial Services and Markets Act 2000.

On July 3, 2018, Aegon agreed to expand its joint venture arrangement with Banco Santander in Spain and will pay an upfront consideration of EUR 215 million and an additional amount of up to EUR 75 million to be paid after 5 years, depending on the performance of the partnership. The consideration will be funded from Holding excess cash. The final terms (including closing and date of payment) of the transaction are subject to due diligence, regulatory approval, several other conditions and to the process of terminating the existing alliances of Banco Popular.

On September 10, 2018, Aegon completed the acquisition of Robidus, a leading income protection service provider in the Netherlands. Under the terms of the agreement, Aegon acquired 94.4% and voting interests of the company with the remainder to be retained by Robidus’ management team. The total consideration of the acquisition amounted to EUR 103 million. Based on the purchase price allocation the fair value of the net assets amounted to EUR 18 million, resulting in a goodwill of EUR 85 million.

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

Annual Report on Form 20F 2018

296	Notes to the consolidated financial statements Note 51

On August 2, 2017, Aegon Poland has received approval by the Polish Financial Supervision Authority to take over the management of the Nordea second-pillar pension fund. The value of the transferred net assets of Nordea to Aegon Poland as per June 30, 2017 amounted to approximately PLN 8.1 billion (EUR 1.9 billion).

2016

On May 3, 2016, Aegon announced it has agreed to buy BlackRock’s UK defined contribution (DC) platform and administration business. Under the purchase agreement, Aegon will acquire approximately GBP 12 billion (EUR 15 billion) of assets and 350,000 customers from BlackRock, which serves institutional and retail clients. The transaction was subject to a Part VII transfer of the underlying assets and liabilities to Aegon, which was subject to regulatory and court approval, and has closed in 2018.

On August 11, 2016 Aegon announced the acquisition of Cofunds from Legal & General for GBP 140 million (EUR 164 million). The purchase of the Cofunds Ltd business is done through a sale and purchase agreement to acquire all the shares and platform assets. On January 1, 2017 Aegon completed the acquisition of Cofunds, following regulatory approval.

Divestments/Disposals

2018

On April 3, 2018, Aegon completed the sale of Aegon Ireland plc to Athora Holding Ltd. agreed to on August 9, 2017. The net proceeds of the transaction amounted to GBP 177 million (EUR 202 million). The divestment led to a book loss of GBP 81 million (EUR 93 million), reported in note 17 Other charges. This divestment had no material impact on underlying earnings before tax going forward. Upon disposal, an amount of GBP 31 million (EUR 36 million) related to the foreign currency translation and net foreign investment hedging reserve has been reclassified from Other Comprehensive Income into the income statement.

On August 7, 2018, Aegon agreed to divest the last substantial block of its US life reinsurance business to SCOR Global Life. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries reinsured approximately USD 700 million of liabilities through SCOR. The transaction covered the block of life reinsurance business that Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR in 2011 and 2017. The transaction had a one-time benefit of USD 50 million on Transamerica’s capital position.

On August 15, 2018, Aegon has agreed to sell its business in Czech Republic and Slovakia for EUR 155 million to NN Group. The business consists mainly of unit linked life insurance coverage, term life products and pension services. Based on the book value as of December 31, 2018, the book gain is expected to amount to approximately EUR 80 million and will be reported in Other income upon completion. As a consequence of this transaction, annual income before tax and underlying earnings before tax will decrease. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million. The transaction has closed early 2019.

Aegon entered into a series of agreements under which it disposed of its Hungarian mortgage business, captured in a separate legal entity. The sale was completed on October 2018, and the result on the sale was not material. This divestment has no material impact on underlying earnings before tax going forward.

2017

On June 28, 2017, Aegon completed its transaction to divest its two largest run-off businesses in the Americas, the payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the agreement, Aegon’s Transamerica life subsidiaries has reinsured USD 14 billion of liabilities. The transaction resulted in a book gain of USD 250 million (EUR 231 million), reported in the line other income in the condensed consolidated income statement. The book gain consisted of a loss on the reinsurance transaction which is more than offset by the reclassification of gains from Other Comprehensive Income following the disposal of assets to fund the transaction.

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

Annual Report on Form 20F 2018

297	Notes to the consolidated financial statements Note 51

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

[1]

An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

Annual Report on Form 20F 2018

298	Notes to the consolidated financial statements Note 52

52 Group companies

Subsidiaries

The principal subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, pensions, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

◆	Transamerica Corporation, Wilmington, Delaware (United States);
◆	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States);
◆	Transamerica Casualty Insurance Company, Columbus, Ohio (United States);
◆	Transamerica Financial Life Insurance Company, Harrison, New York (United States);
◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States);
◆	Transamerica Premier Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

◆	Aegon Bank N.V., The Hague;
◆	Aegon Hypotheken B.V., The Hague;
◆	Aegon Levensverzekering N.V., The Hague;
◆	Aegon PPI B.V., The Hague (until January 1, 2019);
◆	Aegon Schadeverzekering N.V., The Hague;
◆	Aegon Spaarkas N.V., The Hague;
◆	CAPPITAL Premiepensioeninstelling B.V., Groningen (Aegon Cappital B.V. as of January 1, 2019);
◆	Optas Pensioenen N.V., Rotterdam;
◆	TKP Pensioen B.V., Groningen;
◆	Nedasco B.V., Amersfoort;
◆	Robijn Participaties B.V. (Robidus Groep B.V.), Zaandam (until January 2, 2019).

United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;
◆	Scottish Equitable plc, Edinburgh;
◆	Cofunds Limited, London.

Central & Eastern Europe

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Aegon Hungary Composite Insurance Co.);
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Aegon Poland Life);
◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.);
◆	Aegon Emeklilik ve Hayat A.Ş., Istanbul (Aegon Turkey);
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.);
◆	Aegon Pojištovna, a.s., Prague (Aegon Czech Life, until January 8, 2019);
◆	Aegon Životná poist’ovňa, a.s., Bratislava (Aegon Slovakia Life, until January 8, 2019);
◆	Aegon, d.s.s., a.s., Bratislava (Aegon Slovakia Pension Management Co., until January 8, 2019).

Spain & Portugal

◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain);
◆	Aegon Administracion y Servicios A.I.E., Madrid (Spain);
◆	Aegon Activos A.V., S.A., Madrid (Spain);
◆	Aegon Mediacion, S.L.U, Madrid (Spain).

Asia

◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda).

Annual Report on Form 20F 2018

299	Notes to the consolidated financial statements Note 52

Asset Management

◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands);
◆	Aegon Custody B.V., The Hague (The Netherlands);
◆	Aegon Asset Management Pan-Europe B.V., The Hague (The Netherlands);
◆	Kames Capital plc, Edinburgh (United Kingdom);
◆	TKP Investments B.V., Groningen (The Netherlands), (Merged with Aegon Investment Management B.V. as per January 1, 2019);
◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States);
◆	Aegon USA Realty Advisors, LLC, Des Moines (United States);
◆	Aegon Magyarország Befektetési Alapkezelő Zártkörűen Működő Részvénytársaság (Aegon Hungary Asset Management Company ZrtA), Budapest (Hungary);
◆	Aegon Investment Management B.V, The Hague (The Netherlands);

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Joint ventures

The principal joint ventures are listed by geographical segment. The voting power in these joint ventures is equal to the shareholdings.

Americas

◆	Akaan-Aegon, S.A.P.I. de C.V., Mexico City (Mexico) (50%).

The Netherlands

◆	AMVEST Vastgoed B.V., Utrecht (50%).

Spain & Portugal

◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain) (50%);
◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%);
◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%).

Asia

◆	Aegon Sony Life Insurance Co., Tokyo (Japan) (50%);
◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%);
◆	SA Reinsurance Ltd, Hamilton (Bermuda) (50%);
◆	Aegon Life Insurance Co. ltd (India) (49%).

Asset Management

◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China) (49%).

Refer to note 26 Investments in joint ventures for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment. The voting power in these associates is equal to the shareholdings.

Americas

◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (50%).

Asset Management

◆	La Banque Postale Asset Management, Paris (France) (25%).

Refer to note 27 Investments in associates for further details on these investments.

Annual Report on Form 20F 2018

300	Notes to the consolidated financial statements Note 53

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

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

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

Remuneration of members of the Management Board

The Management Board, which assists the Executive Board in pursuing Aegon’s strategic goals, is formed by members of the Executive Board, the CEOs of Aegon USA, Aegon Continental Europe, Aegon UK, Aegon Asset Management, the Chief Risk Officer, the Chief Technology Officer, the Global Head HR and the General Counsel. In April 2017, the Management Board decreased in size by one member as a result of the retirement of the CEO of Aegon Central & Eastern Europe.

The total remuneration for the members of the Management Board over 2018 was EUR 22.6 million (2017: EUR 19.8 million; 2016: EUR 18.6 million), consisting of EUR 8.4 million (2017: EUR 7.4 million; 2016: EUR 7.0 million) fixed compensation, EUR 8.7 million variable compensation awards (2017: EUR 7.8 million; 2016: EUR 6.4 million), EUR 0.9 million (2017: EUR 0.9 million; 2016: EUR 1.9 million) other benefits and EUR 4.5 million (2017: EUR 3.7 million; 2016: EUR 3.4 million) pension premiums. Amounts are reflective of time spent on the Management Board.

Expenses as recognized under IFRS in the income statement for variable compensation and pensions differ from the variable compensation awards and pension premiums paid due to the accounting treatment under respectively IFRS 2 and IAS 19. IFRS expenses related to variable compensation amounted to EUR 6.9 million (2017: EUR 6.3 million; 2016: EUR 6.0 million) and

Annual Report on Form 20F 2018

301	Notes to the consolidated financial statements Note 53

EUR 4.3 million (2017: EUR 3.7 million; 2016: EUR 3.2 million) for pensions. Total IFRS expenses for the members of the Management Board over 2018 were EUR 20.5 million (2017: EUR 18.3 million; 2016: EUR 18.7 million). The amount is reflective of time spent on the Management Board.

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below (all amounts in EUR ‘000, except where indicated otherwise).

Remuneration of members of the Executive Board

The information below reflects the compensation and various related expenses for members of the Executive Board. Mr. Rider was appointed to the Executive Board for a term of four years by the shareholders on May 19, 2017 as CFO. Amounts and numbers are disclosed for the period Mr. Rider has been part of the Executive Board. Under the current remuneration structure, certain compensation elements are paid out over a number of years, or in the case of shares, vest over a number of years. This remuneration structure has made it more relevant to present compensation and benefit amounts allocated during a certain performance year instead of what was received in a certain year.

Fixed compensation

In EUR thousand	2018	2017	2016
Alex Wynaendts	1,295	1,269	1,269

Matt Rider [1]	918	560	-

Darryl Button	-	-	933
Total fixed compensation	2,213	1,829	2,202

[1]

Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Fixed compensation is disclosed for the period that Mr. Rider has been part of the Executive Board. The base salary of Mr Rider in 2017 was EUR 900 on an annualized basis.

Conditional variable compensation awards

In EUR thousand	2018	2017	2016
Alex Wynaendts	1,062	1,147	1,044

Matt Rider [1]	760	499	-

Darryl Button [2]	-	-	747
Total conditional variable compensation awards	1,822	1,646	1,791

[1]

Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Conditional variable compensation is disclosed for the period that Mr. Rider has been part of the Executive Board. The conditional variable compensation award of Mr Rider in 2017 was EUR 802 on an annualized basis.

[2]

Mr. Button stepped down as CFO and member of Aegon’s Executive Board on December 1, 2016. Conditional variable compensation is disclosed for the period that Mr. Button has been part of the Executive Board and are reflective of his time with Aegon until December 1, 2016. Amounts are based on USD, converted to EUR, based on annual average exchange rates. Expenses recognized under IFRS accounting treatment in the income statement for Mr. Button for 2016 amount to EUR 1,237.

The amounts in the table represent the conditional variable compensation awards earned during the related performance year. Expenses recognized under IFRS accounting treatment in the income statement for conditionally awarded cash and shares differ from the awards. For the performance year 2018 and previous performance years, expenses under IFRS for Mr. Wynaendts amounted to EUR 962 (2017: EUR 1,092; 2016: EUR 956). For Mr. Rider the expenses under IFRS amounted to EUR 545 (2017: EUR 293).

2018

Over the performance year 2018, Mr. Wynaendts was awarded EUR 1,062 in total conditional variable compensation. Mr. Rider was awarded EUR 760.

The variable compensation award is split 50/50 in cash payments and an allocation of shares. Of the variable compensation related to performance year 2018, 40% is payable in 2018. Accordingly, Mr. Wynaendts and Mr. Rider will receive a cash payment of EUR 212 and EUR 152 respectively. The number of shares to be made available in 2019 relating to performance year 2018 is 39,314 and 28,110 for Mr. Wynaendts and Mr. Rider respectively. The vested shares, minus the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year holding period, before they are at the disposal of the Executive Board members.

Annual Report on Form 20F 2018

302	Notes to the consolidated financial statements Note 53

The remaining part of variable compensation award for the performance year 2018 (60%), for Mr. Wynaendts EUR 319 and 58,968 shares and for Mr. Rider EUR 228 and 42,162 shares, is to be paid out in equal portions in 2018, 2019 and 2020, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and vesting of shares. The vested shares, minus the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year holding period, before they are at the disposal of the Executive Board members.

2017

Over the performance year 2017, Mr. Wynaendts was awarded EUR 1,147 in total conditional variable compensation. Mr. Rider was awarded EUR 499.

The variable compensation award is split 50/50 in cash payments and an allocation of shares. Of the variable compensation related to performance year 2017, 40% is payable in 2018. Accordingly, Mr. Wynaendts and Mr. Rider will receive a cash payment of EUR 229 and EUR 100 respectively. The number of shares to be made available in 2018 relating to performance year 2017 is 43,732 and 19,017 for Mr. Wynaendts and Mr. Rider respectively. The vested shares, minus the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year holding period, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation award for the performance year 2017 (60%), for Mr. Wynaendts EUR 344 and 65,598 shares and for Mr. Rider EUR 150 and 28,522 shares, is to be paid out in equal portions in 2019, 2020 and 2021, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and vesting of shares. The vested shares, minus the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year holding period, before they are at the disposal of the Executive Board members.

Mr. Button has not been awarded variable compensation.

2016

Over the performance year 2016, Mr. Wynaendts was awarded EUR 1,044 in total conditional variable compensation. Mr. Button was awarded EUR 747.

The variable compensation award is split 50/50 in cash payments and an allocation of shares. Of the variable compensation related to performance year 2016, 40% is payable in 2017. Accordingly, Mr. Wynaendts and Mr. Button will receive a cash payment of EUR 209 and EUR 149 respectively. The number of shares to be made available in 2017 relating to performance year 2016 is 40,722 and 29,614 for Mr. Wynaendts and Mr. Button respectively. The vested shares, minus the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year retention (holding) period, before they are at the disposal of the Executive Board members.

The remaining part of variable compensation award for the performance year 2016 (60%), for Mr. Wynaendts EUR 313 and 61,083 shares and for Mr. Button EUR 224 and 44,424 shares, is to be paid out in equal portions in 2018, 2019 and 2020, subject to ex-post assessments, which may result in downward adjustments and may be subject to additional conditions being met. Any payout will be split 50/50 in a cash payment and vesting of shares. The vested shares, minus the number of shares to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares, are subject to a three year holding period, before they are at the disposal of the Executive Board members.

Annual Report on Form 20F 2018

303	Notes to the consolidated financial statements Note 53

The table below illustrates all the conditionally awarded cash and shares of the members of the Executive Board, and the years in which each component will be paid out and/or vest, subject to the conditions as mentioned:

	Conditional granted
	performance related
	remuneration	Timing of vesting, subject to targets and conditions
Shares by reference period		2016	2017	2018	2019	2020	2021	2022
Alex Wynaendts

2007	9,253 [8]	9,253	-	-	-	-	-	-

2012[1]	32,555	32,555	-	-	-	-	-	-

2013[2]	41,962	20,981	20,981	-	-	-	-	-

2014[3]	37,268	13,552	13,552	10,164 [10]	-	-	-	-

2015[4]	75,549	30,219	15,110	15,110	15,110	-	-	-

2016[5]	101,805	-	40,722	20,361	20,361	20,361	-	-

2017[6]	109,330	-	-	43,732	21,866	21,866	21,866	-

2018[7]	98,282	-	-	-	39,314	19,656	19,656	19,656
Total number of shares [9]	506,004	106,560	90,365	89,367	96,651	61,883	41,522	19,656
Matt Rider

2017[6]	47,539	-	-	19,015	9,508	9,508	9,508	-

2018[7]	70,272	-	-	-	28,110	14,054	14,054	14,054
Total number of shares [9]	117,811	-	-	19,015	37,618	23,562	23,562	14,054
Darryl Button

2013[2]	19,144	9,572	9,572	-	-	-	-	-

2014[3]	25,956	8,652	8,652	8,652	-	-	-	-

2015[4]	59,054	23,621	11,811	11,811	11,811	-	-	-

2016[5]	74,038	-	29,614	14,808	14,808	14,808	-	-
Total number of shares [9]	178,192	41,845	59,649	35,271	26,619	14,808	-	-
Jan J. Nooitgedagt

2012[2]	22,370	22,370	-	-	-	-	-	-

2013[3]	17,652	8,826	8,826	-	-	-	-	-
Total number of shares [9]	40,022	31,196	8,826	-	-	-	-	-

Annual Report on Form 20F 2018

304	Notes to the consolidated financial statements Note 53

	Conditional granted
	performance related
	remuneration	Timing of vesting, subject to targets and conditions
Cash (in EUR)		2016	2017	2018	2019	2020	2021	2022
Alex Wynaendts

2012	101,768	101,768	-	-	-	-	-	-

2013	206,326	103,163	103,163	-	-	-	-	-

2014	251,155	91,329	91,329	68,497 [10]	-	-	-	-

2015	461,305	184,522	92,261	92,261	92,261	-	-	-

2016	522,060	-	208,824	104,412	104,412	104,412	-	-

2017	573,550	-	-	229,420	114,710	114,710	114,710	-

2018	531,219	-	-	-	212,490	106,243	106,243	106,243
Total cash	2,647,383	480,782	495,577	494,590	523,873	325,365	220,953	106,243
Matt Rider

2017	249,390	-	-	99,756	49,878	49,878	49,878	-

2018	379,823	-	-	-	151,931	75,964	75,964	75,964
Total cash	629,213	-	-	99,756	201,809	125,842	125,842	75,964
Darryl Button

2013	93,534	46,767	46,767	-	-	-	-	-

2014	180,072	60,024	60,024	60,024	-	-	-	-

2015	392,155	156,862	78,431	78,431	78,431	-	-	-

2016	373,369	-	149,347	74,674	74,674	74,674	-	-
Total cash	1,039,130	263,653	334,569	213,129	153,105	74,674	-	-
Jan J. Nooitgedagt

2012	69,929	69,929	-	-	-	-	-	-

2013	86,792	43,396	43,396	-	-	-	-	-
Total cash	156,721	113,325	43,396	-	-	-	-	-

[1]	The number of shares is based on a volume weighted average price of EUR 3.126. After vesting a 3 year holding period applies to shares vested.
[2]	The number of shares is based on a volume weighted average price of EUR 4.917. After vesting a 3 year holding period applies to shares vested.
[3]	The number of shares is based on a volume weighted average price of EUR 6.739. After vesting a 3 year holding period applies to shares vested.
[4]	The number of shares is based on a volume weighted average price of EUR 6.106. After vesting a 3 year holding period applies to shares vested.
[5]	The number of shares is based on a volume weighted average price of EUR 5.128. After vesting a 3 year holding period applies to shares vested.
[6]	The number of shares is based on a volume weighted average price of EUR 5.246. After vesting a 3 year holding period applies to shares vested.
[7]	The number of shares is based on a volume weighted average price of EUR 5.405. After vesting a 3 year holding period applies to shares vested.
[8]

During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares vested in 2012 and 50% vested in 2016.

[9]

The shares that were allocated, vested with the acceptance of the Annual Accounts at the AGM in the year of vesting. The vesting price (in EUR) was: 4.5020 on 20 May 2016, 4.4230 on 19 May 2017 and 5.848 on 18 May 2018.

[10]

In line with the Aegon Group Global Remuneration Framework, it was agreed to adjust Mr Wynaendt’s 2014 variable compensation award downwards by 3,388 shares and EUR 22,832 to reflect the outcome of a regulatory matter relating to the company.

Other benefits

In EUR thousand	2018	2017	2016
Alex Wynaendts	195	165	178

Matt Rider [1]	46	59	-

Darryl Button [2]	-	-	739
Total other benefits	240	224	917

[1]

Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. Other benefits are disclosed for the period that Mr. Rider has been part of the Executive Board. The other benefits for Mr Rider in 2017 was EUR 95 on an annualized basis.

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

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Group.

Annual Report on Form 20F 2018

305	Notes to the consolidated financial statements Note 53

Pension contributions

In EUR thousand	2018	2017	2016
Alex Wynaendts [1]	1,681	1,670	1,631

Matt Rider [2]	367	224	-

Darryl Button [3]	-	-	375
Total pension contributions	2,048	1,894	2,006

[1]

The increase Mr. Wynaendts’ fixed compensation in 2016 and 2018 resulted in a back service liability of EUR 1,361 and EUR 340 respectively. The 2016 back service liability is expensed over 2016-2019 (2018: EUR 442; 2017: EUR 432; 2016: EUR 416).

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

The amounts as presented in the table are the pension contributions in the related book year. The 2016-2018 contributions for Mr. Wynaendts to the Aegon pension funds reflect the increase to his fixed salary in 2016 and 2018, as well as the current low interest rates. Under IFRS, the service cost as recognized in the income statement related to the defined benefit obligation of Mr. Wynaendts amounted to EUR 1,952 (2017: EUR 1,733; 2016: EUR 1,666). Service cost for Mr. Rider amounted to EUR 379 (2017: 175; 2016: nil).

Total

The total amount of remuneration, consisting of the fixed compensation, conditional variable compensation awards, other benefits and pension contributions, for Mr. Wynaendts related to 2018 was EUR 5,015 (2017: EUR 4,683; 2016: EUR 4,538) and for Mr. Rider EUR 2,091 (2017: EUR 1,342). The total remuneration for the members of the Executive Board over 2018 was EUR 7.1 million (2017: EUR 6.0 million; 2016: EUR 7.3 million). Total expenses recognized under IFRS accounting treatment in the income statement for Mr. Wynaendts related to 2018 was EUR 4,403 (2017: EUR 4,258; 2016: EUR 4,086) and for Mr. Rider EUR 1,887 (2017: 1,088; 2016: nil). Total IFRS expenses for the members of the Executive Board over 2018 was EUR 6.3 million (2017: EUR 5.3 million; 2016: 8.0 million). As a result of the termination of the Board membership of Mr. Button in 2016, an additional Dutch employer wage tax was estimated at EUR 1,394 in 2016. In 2017 it turned out that based on the actual situation and the expected value of the deferred compensations no additional Dutch employer wage tax will be due.

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2018 by Mr. Wynaendts amount to 494,779 (2017: 448,601) and by Mr. Rider to 20,462 (2017: nil). Mr. Rider was appointed as CFO and member of Aegon’s Executive Board per May 19, 2017. The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for either Mr. Wynaendts or Mr. Rider.

Annual Report on Form 20F 2018

306	Notes to the consolidated financial statements Note 53

Remuneration of active and retired members of the Supervisory Board

In EUR	2018	2017	2016
William L. Connelly (as of May 19, 2017)	119,000	60,125	-

Robert W. Dineen	100,500	104,000	115,000

Mark A. Ellman (as of May 19, 2017)	103,000	70,125	-

Ben J. Noteboom	86,000	101,500	109,000

Ben van der Veer	101,000	106,000	109,000

Corien M. Wortmann-Kool	103,000	100,750	90,000

Dona D. Young	120,500	115,500	113,000
Total for active members	733,000	658,000	536,000
Irving W. Bailey, II (up to May 20, 2016)	-	-	53,625

Shemaya Levy (up to May 19, 2017)	-	40,375	95,250

Robert J. Routs (up to May 18, 2018)	47,625	134,000	140,000

Dirk P.M. Verbeek (up to May 18, 2018)	28,750	100,000	111,000
Total remuneration	809,375	932,375	935,875
VAT liable on Supervisory Board remuneration	169,969	195,799	196,534
Total	979,344	1,128,174	1,132,409

Aegon’s Supervisory Board members are entitled to the following:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings (2018: 7 meetings; 2017: 7 meetings; 2016: 8 meetings);
◆	An attendance fee of EUR 3,000 for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental travel between the Supervisory Board member’s home location and the meeting location.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members. There are no outstanding balances such as loans, guarantees or advanced payments.

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2018	2017
Robert W. Dineen	10,000	10,000

Ben J. Noteboom	23,500	23,500

Ben van der Veer	1,450	1,450

Dirk P.M. Verbeek	1,011	1,011

Dona D. Young	13,260	13,260
Total	49,221	49,221

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board.

Annual Report on Form 20F 2018

307	Notes to the consolidated financial statements Note 54

54 Events after the reporting period

On January 8, 2019, Aegon announced the completion of the sale of its businesses in Czech Republic and Slovakia. The businesses consists mainly of unit linked life insurance coverage, term life products and pension services. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 80 million. As a consequence of the transaction, annual income before tax and underlying earnings before tax will decrease. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million.

Aegon ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary ‘SRUS’ with whom Aegon is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. The reserves and receivables of Aegon to Scottish Re Group at December 31, 2018 are less than EUR 100 million.

The Hague, the Netherlands, March 21, 2019

Supervisory Board	Executive Board

William L. Connelly	Alexander R. Wynaendts

Robert W. Dineen	Matthew J. Rider

Mark A. Ellman

Ben J. Noteboom

Ben van der Veer

Corien M. Wortmann-Kool

Dona D. Young

Annual Report on Form 20F 2018

308

Financial statements of Aegon N.V.

309	Income statement of Aegon N.V.
310	Statement of financial position of Aegon N.V.

Notes to the financial statements

311	1	General information
311	2	Significant accounting policies
311	3	Investment income
311	4	Results from financial transactions
312	5	Commissions and expenses
312	6	Interest charges and related fees
312	7	Income tax
312	8	Shares in group companies
312	9	Loans to group companies
313	10	Receivables
313	11	Other current assets
313	12	Share capital
315	13	Shareholders’ equity
318	14	Other equity instruments
319	15	Subordinated borrowings
320	16	Long-term borrowings
320	17	Current liabilities
320	18	Commitments and contingencies
320	19	Number of employees
320	20	Auditor’s remuneration
321	21	Events after the reporting period
321	22	Proposal for profit appropriation

Other information

322	Profit appropriation
323	Major shareholders

Other financial information

326	Schedule I
327	Schedule II
329	Schedule III
331	Schedule IV
332	Schedule V

333	Auditor’s report on the Annual Report on Form 20-F

Annual Report on Form 20F 2018

309	Financial statements of Aegon N.V.

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2018	2017
Income

Investment Income	3	77	83
Total revenues		77	83

Results from financial transactions	4	(1)	56
Total income		76	139

Charges

Commissions and expenses	5	82	82

Interest charges and related fees	6	118	100
Total charges		200	182
Income before tax		(124)	(43)

Income Tax	7	2	1
Income after tax		(122)	(42)

Net income/(loss) group companies		832	2,511
Net income/(loss)		710	2,469

Annual Report on Form 20F 2018

310	Financial statements of Aegon N.V.

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2018	2017

Non-current assets

Financial fixed assets

Shares in group companies	8	22,168	23,117

Loans to group companies	9	2,487	2,690
		24,655	25,807

Current assets

Receivables

Receivables from group companies	10	35	36

Other receivables	10	137	146

Other current assets	11	137	74

Accrued interest and rent		16	8
		325	264
Cash and cash equivalents

Cash and cash equivalents		1,231	1,068
Total assets		26,211	27,139

Shareholders’ equity

Share capital	12	322	322

Paid-in surplus	13	7,486	7,731

Revaluation account	13	3,565	5,017

Legal reserves – foreign currency translation reserve	13	130	(401)

Legal reserves in respect of group companies	13	1,326	1,122

Retained earnings, including treasury shares	13	7,536	5,696

Remeasurement of defined benefit plans of group companies	13	(1,850)	(1,669)

Net income/(loss)	13	710	2,469
		19,225	20,288
Other equity instruments	14	3,320	3,794
Total equity		22,546	24,082

Provisions
Deferred tax liability		10	89
		10	89

Non-current liabilities

Subordinated borrowings	15	1,389	764

Long-term borrowings	16	1,292	1,801
		2,681	2,565

Current liabilities	17

Short term deposits		82	73

Loans from group companies		9	62

Payables to group companies		582	123

Other current liabilities		271	125

Accruals and deferred income		31	22
		975	405
Total liabilities		3,666	2,970
Total equity and liabilities		26,211	27,139

Annual Report on Form 20F 2018

311	Notes to the financial statements of Aegon N.V. Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 26,000 people worldwide (2017: over 28,000).

2 Significant accounting policies

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

A reference is made to Note 2 Significant accounting policies of the consolidated financial statements for the description of the accounting policies applied.

3 Investment income

	2018	2017
Interest income from intercompany loans	66	65

Interest income from derivatives	11	18

Total Investment Income	77	83

4 Results from financial transactions
	2018	2017
Results from financial transactions comprise:

Net fair value change of derivatives	(8)	56

Net foreign currency gains and (losses)	3	-

Net fair value change on borrowings and other financial liabilities	4	-
Total	(1)	56

Net fair value change of derivatives mostly comprises of Fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

Annual Report on Form 20F 2018

312	Notes to the financial statements of Aegon N.V. Note 5

5 Commissions and expenses

	2018	2017
Employee expenses	83	80

Administration expenses	79	78

Cost sharing to group companies	(80)	(76)

Total	82	82

6 Interest charges and related fees

	2018	2017
Subordinated borrowings	63	34

Borrowings	55	62

Other	-	4
Total	118	100

7 Income tax

	2018	2017
Current Tax

Current Tax	2	1

Income tax for the period (income)/charge	2	1

Reconciliation between standard and effective tax

Income before tax	(124)	(43)

Tax on income on Dutch corporate income tax rate	31	11

Differences due to the effect of:

Non deductible expenses	(5)	(11)

Adjustments prior year	(24)	-
Total	2	1

8 Shares in group companies

	2018	2017
At January 1	23,117	22,219

Capital contributions and acquisitions	97	1,006

Divestments and capital repayments	(23)	(698)

Dividend received	(702)	(120)

Net income/(loss) for the financial year	831	2,511

Revaluations	(1,154)	(1,799)
At December 31	22,168	23,117

For a list of names and locations of the most important group companies, refer to note 52 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

9 Loans to group companies

	2018	2017
At January 1	2,690	4,123

Additions/(repayments)	(333)	(990)

Other changes	131	(443)
At December 31	2,487	2,690

Current	60	439

Non-current	2,427	2,251

Annual Report on Form 20F 2018

313	Notes to the financial statements of Aegon N.V. Note 10

The other changes in Loans to group companies mainly relate to currency exchange rate fluctuations.

10 Receivables

Receivables from group companies and other receivables have a maturity of less than one year. Other receivables include an income tax receivable of EUR 88 million (2017: EUR 130 million).

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal unit are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

11 Other current assets

Other current assets include derivatives with positive fair values of EUR 134 million (2017: EUR 70 million).

12 Share capital

Issued and outstanding capital	2018	2017
Common shares	251	251

Common shares B	70	70
Total share capital	322	322

Common shares	2018	2017
Authorized share capital	720	720

Number of authorized shares (in million)	6,000	6,000

Par value in cents per share	12	12

Common shares B	2018	2017
Authorized share capital	360	360

Number of authorized shares (in million)	3,000	3,000

Par value in cents per share	12	12

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

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

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

Annual Report on Form 20F 2018

314	Notes to the financial statements of Aegon N.V. Note 12

of issuance) to mitigate dilution caused the issuance of shares on May 19, 2017, in connection with the Long Term Incentive Plans for senior management.

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2017	2,074,549	249	585,022	70

Dividend	21,099	3	-	-
At December 31, 2017	2,095,648	251	585,022	70

Dividend	-	-	-	-
At December 31, 2018	2,095,648	251	585,022	70

The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2017	2,080,792	585,022
2018	2,095,648	585,022

The shares repurchased by Aegon N.V. during the share-buy-back programs to undo the dilution caused by the distribution of dividend in stock, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares.

Long-term incentive plans

For detailed information on the Long Term Incentive Plans refer to note 14 Commissions and expenses to the consolidated financial statements of the Group.

Board remuneration

Detailed information on remuneration of active and retired members of the Executive Board including their share plans, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 53 Related party transactions to the consolidated financial statements of the Group.

Annual Report on Form 20F 2018

315	Notes to the financial statements of Aegon N.V. Note 13

13 Shareholders’ equity

At January 1, 2018	322	7,731	5,017	(401)	1,122	6,022	(1,669)	(325)	2,469	20,288

Net income 2017 retained	-	-	-	-	-	2,469	-	-	(2,469)	-

Net income 2018	-	-	-	-	-	-	-	-	710	710
Total net income/(loss)	-	-	-	-	-	2,469	-	-	(1,759)	710

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	531	-	-	(32)	-	-	499

Changes in revaluation subsidiaries	-	-	(1,459)	-	-	-	-	-	-	(1,459)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(150)	-	-	(150)

Changes and transfer to legal reserve	-	-	7	-	204	(202)	-	-	-	9

Other	-	-	-	-	-	(3)	-	-	-	(3)
Other comprehensive income/(loss)	-	-	(1,452)	531	204	(205)	(182)	-	-	(1,105)

Shares issued	-	-	-	-	-	-	-	-	-	-

Dividend common shares	-	(244)	-	-	-	(329)	-	-	-	(573)

Dividend withholding tax reduction	-	-	-	-	-	1	-	-	-	1

Treasury shares	-	-	-	-	-	26	-	(12)	-	14

Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	(113)	-	-	-	(113)

Repurchased and sold own shares	-	-	-	-	-	-	-	-	-	-
At December 31, 2018	322	7,486	3,565	130	1,326	7,872	(1,850)	(337)	710	19,225

Annual Report on Form 20F 2018

316	Notes to the financial statements of Aegon N.V. Note 13

At January 1, 2017	319	7,873	5,450	1,316	1,169	5,966	(1,820)	(190)	437	20,520

Net income 2016 retained	-	-	-	-	-	437	-	-	(437)	-

Net income 2017	-	-	-	-	-	-	-	-	2,469	2,469
Total net income/(loss)	-	-	-	-	-	437	-	-	2,032	2,469

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(1,717)	-	-	102	-	-	(1,615)

Changes in revaluation subsidiaries	-	-	(461)	-	-	-	-	-	-	(461)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	49	-	-	49

Changes and transfer to legal reserve	-	-	28	-	(47)	(1)	-	-	-	(20)

Other	-	-	-	-	-	12	-	-	-	12
Other comprehensive income/(loss)	-	-	(433)	(1,717)	(47)	11	151	-	-	(2,035)

Shares issued	3	-	-	-	-	-	-	-	-	3

Dividend common shares	-	(142)	-	-	-	(296)	-	-	-	(438)

Dividend withholding tax reduction	-	-	-	-	-	2	-	-	-	2

Treasury shares	-	-	-	-	-	30	-	(136)	-	(106)

Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	(131)	-	-	-	(131)

Repurchased and sold own shares	-	-	-	-	-	4	-	-	-	4
At December 31, 2017	322	7,731	5,017	(401)	1,122	6,022	(1,669)	(325)	2,469	20,288

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted of EUR 4,459 million (2017: EUR 5,380 million) of items with positive revaluation and of EUR 895 million (2017: EUR 363 million) of items with negative revaluation.

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

On the reporting date, Aegon N.V., and its subsidiaries held 62,562,070 of its own common shares (2017: 65,650,650) with a nominal value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Aegon N.V. held 13,856,480 of its own common shares B (2017:15,345,680) with a nominal value of 0.12 each.

Annual Report on Form 20F 2018

317	Notes to the financial statements of Aegon N.V. Note 13

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2018		2017
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	64,488	314	47,473	178

Transactions in 2018:

Sale: transactions, average price EUR 3,76	(3,070)	(12)

Sale: 1 transaction, average price EUR 4.62	(21,954)	(101)

Purchase: 1 transaction, average price EUR 5.34	21,954	117

Sale: 1 transaction, average price EUR 5.09	(24,134)	(123)

Purchase: 1 transaction, average price EUR 5.43	24,134	131

Transactions in 2017:

Sale: transactions, average price EUR 3.44			(4,085)	(14)

Sale: 1 transaction, average price EUR 3.68			(26,916)	(99)

Sale: 1 transaction, average price EUR 3.77			(3,849)	(14)

Purchase: 1 transaction, average price EUR 5.09			51,865	263
At December 31	61,418	326	64,488	314

Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2018		2017
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	15,346	2	17,325	2

Transactions in 2018:

Sale: 1 transaction, average price EUR 0.11	(1,489)	-

Transactions in 2017:

Sale: 1 transaction, average price EUR 0.11			(1,979)	-

Sale: 1 transaction, average price EUR 0.11			(13,043)	(1)

Purchase: 1 transaction, average price EUR 0.13			13,043	2
At December 31	13,856	2	15,346	2

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2018		2017
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares

Held by Aegon N.V.	61,418	326	64,488	314

Held by subsidiaries	1,144	9	1,163	9

Common shares B

Held by Aegon N.V.	13,856	2	15,346	2
At December 31	76,419	337	80,996	325

The consideration for the related shares is deducted from or added to the retained earnings.

Annual Report on Form 20F 2018

318	Notes to the financial statements of Aegon N.V. Note 14

14 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Non-cumulative subordinated notes	Total
At January 1, 2018	3,008	454	61	271	3,794

Shares granted	-	-	16	-	16

Shares vested	-	-	(19)	-	(19)

Securities redeemed	(200)	-	-	(271)	(471)
At December 31, 2018	2,808	454	58	-	3,320

At January 1, 2017	3,008	454	65	271	3,797

Shares granted	-	-	26	-	26

Shares vested	-	-	(30)	-	(30)
At December 31, 2017	3,008	454	61	271	3,794

[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2018	2017
USD 500 million	6.50%	Quarterly, December 15	2019	424	424

USD 250 million	floating LIBOR rate [1]	Quarterly, December 15	2019	212	212

USD 500 million	floating CMS rate [2]	Quarterly, July 15	2019	402	402

USD 1 billion	6.375%	Quarterly, June 15	2019	821	821

EUR 950 million	floating DSL rate [3]	Quarterly, July 15	2019	950	950

EUR 200 million	6.0%	Annually, July 21	Called in 2018	-	200
At December 31				2,808	3,008

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

The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and, in situations under Aegon’s control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2018	2017
EUR 203 million	4.260% 1, [4]	Annual, March 4	2021	203	203

EUR 114 million	1.506% 2, [4]	Annual, June 8	2025	114	114

EUR 136 million	1.425% 3, [4]	Annual, October 14	2028	136	136
At December 31				454	454

[1]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
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

Annual Report on Form 20F 2018

319	Notes to the financial statements of Aegon N.V. Note 15

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Non-cumulative subordinated notes	Coupon rate	Coupon date, as of	Year of next call	2018	2017
USD 525 million	8%	Quarterly, February 15	Called in 2018	-	271
At December 31				-	271

With effect May 15, 2018, Aegon has exercised its right to redeem USD 525 million non-cumulative subordinated notes, subsequently leading to their redemption. The securities had a stated maturity of 30 years, however, Aegon had the right to call the securities for redemption at par on any coupon payment date.

The non-cumulative subordinated notes were initially issued on February 7, 2012, in aggregate principal amount of 8.00%, due 2042, in an underwritten public offering in the United States registered with the US Securities and Exchange Commission.

The securities were subordinated and ranked senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and fixed floating subordinated notes, and junior to all other liabilities. The conditions of the securities contained certain provisions for optional and required cancellation of interest payments.

These notes were recognized as compound financial instruments and separated into an equity component and a liability component. Prior to redemption, the equity component had a book value of EUR 271 million (2017: EUR 271 million), subordinated borrowings amounted to EUR 68 million (2017: EUR 69 million) and a deferred tax liability amounting to EUR 89 million (2017: EUR 92 million).

Refer to note 15 Subordinated borrowings for details of the component classified as subordinated borrowings.

15 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2018	2017
Fixed floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	696	695

USD 800 million	5.5%	Semi-annualy, April 11	2028	693	-

Non-cumulative subordinated notes
USD 525 million	8%	Quarterly, February 15	Called in 2018	-	69
At December 31				1,389	764

The newly issued subordinated debt securities of USD 800 million issued on April 11, 2018 have a fixed coupon of 5.5% until the first call date and floating thereafter with a margin including a 100 basis points step-up. The securities are first callable on April 11, 2028 and maturing on April 11, 2048.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

In 2017, subordinated borrowings included a liability of EUR 69 million relating to the USD 525 million non-cumulative subordinated notes issued on February 7, 2012. The liability component of the non-cumulative subordinated notes related to the redemption amount was derecognised subsequent to Aegon exercising its redemption rights in May 2018.

For further information on the non-cumulative subordinated notes and their subordination refer to note 14 Other equity instruments.

The fair value of these loans amounted to EUR 1,355 million (2017: EUR 953 million).

Annual Report on Form 20F 2018

320	Notes to the financial statements of Aegon N.V. Note 16

16 Long-term borrowings

	2018	2017
Remaining terms less than 1 year	78	500

Remaining terms 1 – 5 years	496	82

Remaining terms 5 – 10 years	-	495

Remaining terms over 10 years	717	724
At December 31	1,292	1,801

Long-term borrowings decreased by EUR 509 million to EUR 1,292 million compared to December 31, 2017, mainly related to the repayment of EUR 500 million 0% senior unsecured notes on August 30, 2018.

The repayment periods of borrowings vary from within one year up to a maximum of 21 years. The interest rates vary from 1.000% to 6.625% per annum. The market value of the long-term borrowings amounted to EUR 1,649 million (2017: EUR 2,198 million).

17 Current liabilities

Loans from and payables to group companies have a maturity of less than one year. Other current liabilities includes derivatives with negative fair values of EUR 164 million (2017: EUR 97 million).

18 Commitments and contingencies

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2018, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 3,469 million (2017: EUR 3,025 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 60 million (2017: EUR 55 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2018 amounted to EUR 3,164 million (2017: EUR 3,079 million) as of that date no amounts had been drawn, or were due under letter of credit facilities. The guarantees partly related to debt amounted to EUR 1,388 million (2017: EUR 1,322 million) and is included in the Operational funding table in note 39 Borrowings of the consolidated financial statements of the Group in the line ‘USD 1.54 billion Variable Funding Surplus Note’;
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 614 million (2017: EUR 585 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2018.

19 Number of employees

There were no employees employed by Aegon N.V. in 2018 (2017: nil).

20 Auditor’s remuneration

			Of which PricewaterhouseCoopers
	Total remuneration of the group		Accountants N.V. (NL)
	2018	2017	2018	2017
Audit fees	37	42	12	13

Audit-related fees	2	3	-	1
Total	39	46	12	14

Annual Report on Form 20F 2018

321	Notes to the financial statements of Aegon N.V. Note 21

21 Events after the reporting period

On January 8, 2019, Aegon announced the completion of the sale of its businesses in Czech Republic and Slovakia. The businesses consists mainly of unit linked life insurance coverage, term life products and pension services. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 80 million. As a consequence of the transaction, annual income before tax and underlying earnings before tax will decrease. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million.

22 Proposal for profit appropriation

At the Annual General Meeting of Shareholders on May 17, 2019, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2018 of EUR 0.15 per common share and EUR 0.00375 per common share B. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 21, 2019, for the shares listed on the New York Stock Exchange and on May 21, 2019, for shares listed on Euronext. The record date for the dividend will be May 22, 2019. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 28, 2019 up to and including June 14, 2019. The dividend will be payable as of June 21, 2019.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 14, 2019 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 10, 2019 up to and including June 14, 2019.

	2018	2017
Final dividend on common shares	307	286

Earnings to be retained	403	2,183
Net income attributable to owners of Aegon N.V.	710	2,469

The Hague, the Netherlands, March 21, 2019

Supervisory Board	Executive Board

William L. Connelly	Alexander R. Wynaendts

Robert W. Dineen	Matthew J. Rider

Mark A. Ellman

Ben J. Noteboom

Ben van der Veer

Corien M. Wortmann-Kool

Dona D. Young

Annual Report on Form 20F 2018

322	Other information Profit appropriation

Other information

Profit appropriation

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of Aegon N.V. The relevant provisions are as follows:

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
5.

Distributions are made in accordance with the principle set forth in article 4 of the Articles of Association of Aegon N.V. that the financial rights of a common share B are one fortieth (1/40th) of the financial rights of a common share;

6.

The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on common shares and common shares B shall not take place as a cash payment but as a payment in common shares. Alternatively, it may decide that holders of common shares and common shares B shall have the option to receive a distribution as a cash payment and/or as a payment in common shares, out of the profit and/or at the expense of reserves, provided that the Executive Board is designated by the General Meeting to issue shares. Subject to the approval of the Supervisory Board, the Executive Board shall also determine the conditions applicable to the aforementioned choices; and

7.

The Company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and each amendment of the policy on reserves and dividends thereafter, shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

Annual Report on Form 20F 2018

323	Other information Major shareholders

Major shareholders

General

As of December 31, 2018, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,095.648,244 common shares and 585,022,160 common shares B issued. Of the issued common shares, 61,418,167 common shares and 13,856,480 common shares B were held by Aegon as treasury shares and 1,143,903 treasury shares were held by its subsidiaries.

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

As of December 31, 2018, 251 million common shares were held in the form of New York Registry shares. As of December 31, 2018, there were approximately 16,231 record holders of Aegon’s New York Registry shares resident in the United States.

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

On May 9, 2003, Aegon’s shareholders approved certain changes to Aegon’s corporate governance structure. Preferred shares with a nominal value of EUR 0.12 were converted into 211,680,000 new class A preferred shares with a nominal value of EUR 0.25, and class B preferred shares were created with a nominal value of EUR 0.25 each. No class B preferred shares were issued at that time. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon N.V. and Vereniging Aegon entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a ’Special Cause’, as defined below.

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

Annual Report on Form 20F 2018

324	Other information Major shareholders

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

In the years 2003 through 2012, 118,093,000 class B preferred shares were issued under these option rights and in the years 2013 through 2015 Vereniging Aegon purchased in aggregate 18,708,465 common shares B under its call option right.

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

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

Annual Report on Form 20F 2018

325	Other information Major shareholders

Development of shareholding in Aegon N.V.

Number of shares held by Vereniging Aegon	Common	Common B
At January 1, 2018	279,236,609	569,676,480

Exercise option right common shares B – May 2018	-	1,489,200
At December 31, 2018	279,236,609	571,165,680

Accordingly, at December 31, 2018, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.33%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2018, the General Meeting of Members of Vereniging Aegon consisted of seventeen members. The majority of the voting rights is with the fifteen members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The other two members are from the Executive Board of Aegon N.V.

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

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, Dodge & Cox International Stock Fund, BlackRock, Inc. and Franklin Resources, Inc. hold a capital or voting interest in Aegon of 3% or more.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at June 20, 2018, Dodge & Cox International Stock Fund stated to hold 131,792,024 common shares, which represent 4.9% of the issued capital and votes as at December 31, 2018.

On February 14, 2019, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 237,992,105 common shares, representing 8.9% of the issued and outstanding capital as at December 31, 2018, and has voting rights for 232,925,689 shares, representing 8.7% of the votes as at December 31, 2018.

Based on its filing with the Dutch Autoriteit Financiële Markten as at March 27, 2018, BlackRock, Inc. stated to hold 112,661,670 shares, representing 4.2% of the issued capital as at December 31, 2018 and 131,979,873 voting rights, representing 4.9% of the votes as at December 31, 2018.

On February 4, 2019, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 122,040,092 common shares, representing 4.6% of the issued capital as at December 31, 2018, and has voting rights for 106,522,921 shares, representing 4.0% of the votes as at December 31, 2018.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, Franklin Resources, Inc. (FRI), a US based investment management firm, stated to hold 81,510,408 shares, representing 3.0% of the issued capital and of the votes as of December 31, 2018.

On January 25, 2019, the filing of Franklin Resources, Inc. (FRI) with the SEC shows that FRI holds 61,141,668 common shares and voting rights, representing 2.3% of the issued and outstanding capital, as of December 31, 2018.

Annual Report on Form 20F 2018

326	Other financial information Schedule I

Other financial information

Schedules to the financial statements

Index to schedules

Schedule I Summary of Investments other than Investments in Related Parties as at December 31, 2018
Schedule II Condensed Financial Information of Registrant (Parent Company Only)
Schedule II Statement of Financial Position as of December 31, 2018 and 2017
Schedule II Income Statement (Loss) for the years ended December 31, 2018, 2017 and 2016
Schedule II Condensed Cash Flow Statement for the years ended December 31, 2018, 2017 and 2016
Schedule II Dividends from and Capital Contributions to Business Units for the years ended December 31, 2018, 2017 and 2016
Schedule III Supplementary Insurance Information for the years ended December 31, 2018, 2017 and 2016
Schedule IV Reinsurance for the years ended December 31, 2018, 2017 and 2016
Schedule V Valuation and Qualifying Accounts for the years ended December 31, 2018, 2017 and 2016

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2018
Amounts in million EUR	Cost[1]	Fair value	Book value
Shares:

Available-for-sale	451	478	478

Fair value through profit or loss	1,554	1,682	1,682

Bonds:

Available-for-sale and held-to-maturity:

US government	6,973	7,449	7,449

Dutch government	4,908	6,040	6,040

Other government	11,293	11,957	11,957

Mortgage backed	6,275	6,557	6,557

Asset backed	4,948	4,958	4,958

Corporate	39,770	40,379	40,379

Money market investments	5,955	5,955	5,955

Other	919	902	902
Subtotal	81,039	84,196	84,196

Bonds:

Fair value through profit or loss	3,901	3,913	3,913

Other investments at fair value through profit or loss	2,325	3,002	3,002

Mortgages	36,240	39,758	36,240

Private loans	4,103	4,494	4,103

Deposits with financial institutions	141	141	141

Policy loans	1,973	1,973	1,973

Other	196	196	196
Subtotal	42,653	46,562	42,653

Real estate:

Investments in real estate		2,700	2,700
Total		142,534	138,625

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Annual Report on Form 20F 2018

327	Other financial information Schedule II

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2018	2017
Non-current assets

Financial fixed assets

Shares in group companies	22,168	23,117

Loans to group companies	2,487	2,690
	24,655	25,807

Current assets

Receivables

Receivables from group companies	35	36

Other receivables	137	146

Other current assets	137	74

Accrued interest and rent	16	8
	325	264
Cash and cash equivalents
Cash and cash equivalents	1,231	1,068
Total assets	26,211	27,139

Shareholders’ equity

Share capital	322	322

Paid-in surplus	7,486	7,731

Revaluation account	3,565	5,017

Legal reserves – foreign currency translation reserve	130	(401)

Legal reserves in respect of group companies	1,326	1,122

Retained earnings, including treasury shares	7,536	5,696

Remeasurement of defined benefit plans of group companies	(1,850)	(1,669)

Net income/(loss)	710	2,469
	19,225	20,287
Other equity instruments	3,320	3,794
Total equity	22,546	24,081

Provisions

Deferred tax liability	10	89
	10	89

Non-current liabilities

Subordinated borrowings	1,389	764

Long-term borrowings	1,292	1,801
	2,681	2,565

Current liabilities

Short term deposits	82	73

Loans from group companies	9	62

Payables to group companies	582	123

Other current liabilities	271	125

Accruals and deferred income	31	22
	975	405

Total liabilities	3,666	2,970
Total equity and liabilities	26,211	27,139

Annual Report on Form 20F 2018

328	Other financial information Schedule II

Condensed income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2018	2017	2016

Net income/(loss) group companies	832	2,511	533

Other income/(loss)	(122)	(42)	(96)
Net income/(loss)	710	2,469	437

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2018	2017	2016
Income/(loss) before tax	708	2,468	411

Adjustments	(291)	(3,676)	(231)
Net cash flows from operating activities	418	(1,208)	180

Dividends and capital repayments of subsidiaries, associates and joint ventures	824	700	895

Other	(1)	(1)	(2)
Net cash flows from investing activities	822	700	893

Issuance of treasury shares	-	2	-

Purchase of treasury shares	(248)	(266)	(623)

Issuance and repurchase of borrowings	294	1,429	604

Repayment of perpetuals	(200)	-	-

Repayment of non-cumulative subordinated note	(443)	-	-

Dividends paid	(328)	(294)	(306)

Coupons on perpetual securities	(136)	(138)	(140)

Coupons on non-cumulative subordinated notes	(14)	(37)	(38)
Net cash flows from financing activities	(1,076)	696	(503)
Net increase/(decrease) in cash and cash equivalents	165	188	570

Five-year schedule of maturities of debt

As at December 31

	2018		2017
Amounts in million EUR	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings
Remaining terms less than 1 year	-	78	-	500

Remaining terms 1 – 2 years	-	-	-	82

Remaining terms 2 – 3 years	-	-	-	-

Remaining terms 3 – 4 years	-	-	-	-

Remaining terms 4 – 5 years	-	496	-	-

Remaining terms longer than 5 years	1,389	717	764	1,219
At December 31	1,389	1,292	764	1,801

Dividends from and capital contributions to business units

Aegon received EUR 1.4 billion of dividends from its business units during 2018, mainly from Americas, the Netherlands, United Kingdom, Asset Management, Central & Eastern Europe and Spain & Portugal. Aegon spent EUR 0.1 billion on capital contributions.

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

Annual Report on Form 20F 2018

329	Other financial information Schedule III

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2018

Americas	8,816	166,644	5,125	2,100	8,403

The Netherlands	66	60,011	62	934	1,987

United Kingdom	859	76,254	16	5	7,539

Central & Eastern Europe	74	1,714	31	85	638

Spain & Portugal	1	768	-	17	147

Asia	665	6,064	106	16	600

Holding and other activities	-	12	2	-	2
Total	10,480	311,467	5,341	3,158	19,316

2017

Americas	8,188	171,122	5,241	1,982	9,383

The Netherlands	76	62,446	61	932	2,208

United Kingdom	903	65,052	14	6	9,635

Central & Eastern Europe	70	1,910	23	86	628

Spain & Portugal	1	796	-	15	155

Asia	490	4,969	100	15	816

Holding and other activities	-	16	8	-	1
Total	9,729	306,311	5,447	3,036	22,826

2016

Americas	8,958	185,654	5,625	2,151	9,433

The Netherlands	84	63,526	59	977	2,491

United Kingdom	996	69,505	11	6	9,924

Central & Eastern Europe	71	1,905	18	75	578

Spain & Portugal	1	799	-	12	148

Asia	832	5,558	105	22	882

Holding and other activities	-	16	4	-	(2)
Total	10,942	326,964	5,822	3,244	23,453

The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Deferred policy acquisition costs also include deferred costs of reinsurance.

Annual Report on Form 20F 2018

330	Other financial information Schedule III

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2018

Americas	3,120	7,767	720	3,219	6,069

The Netherlands	2,263	3,546	20	806	1,960

United Kingdom	1,346	9,218	101	604	7,299

Central & Eastern Europe	48	396	49	216	625

Spain & Portugal	29	165	-	98	140

Asia	225	231	24	91	550

Asset Management	-	-	-	151	-

Holding and other activities	5	6	-	127	10
Total	7,035	21,331	914	5,311	16,653

2017

Americas	3,362	8,585	552	2,953	6,387

The Netherlands	2,173	4,430	19	925	2,192

United Kingdom	1,516	11,796	111	646	9,266

Central & Eastern Europe	49	416	54	207	614

Spain & Portugal	31	153	-	93	150

Asia	203	153	33	95	778

Asset Management	-	-	-	159	-

Holding and other activities	5	5	-	76	8
Total	7,338	25,537	770	5,155	19,395

2016

Americas	3,711	8,913	576	3,438	6,824

The Netherlands	2,133	3,726	24	967	2,477

United Kingdom	1,661	12,618	148	518	9,331

Central & Eastern Europe	45	395	59	185	568

Spain & Portugal	36	143	-	90	143

Asia	196	130	31	111	927

Asset Management	-	-	-	138	-

Holding and other activities	6	3	-	66	7
Total	7,788	25,929	837	5,513	20,277

Annual Report on Form 20F 2018

331	Other financial information Schedule IV

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2018

Life insurance in force	874,423	708,242	512,735	678,915	76%

Premiums

Life insurance	15,526	2,500	1,443	14,470	10%

Non-life insurance	2,330	163	16	2,183	1%
Total premiums	17,856	2,663	1,459	16,653	9%

For the year ended December 31, 2017

Life insurance in force	863,686	709,326	525,201	679,561	77%

Premiums

Life insurance	18,324	3,214	1,628	16,738	10%

Non-life insurance	2,849	217	25	2,657	1%
Total premiums	21,174	3,431	1,653	19,395	9%

For the year ended December 31, 2016

Life insurance in force	986,854	851,003	648,147	783,999	83%

Premiums

Life insurance	18,687	2,932	1,713	17,468	10%

Non-life insurance	3,046	244	7	2,808	0%
Total premiums	21,734	3,176	1,719	20,277	8%

Annual Report on Form 20F 2018

332	Other financial information Schedule V

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2018	2017	2016
Balance at January 1	213	215	249

Addition charged to earnings	35	40	5

Amounts written off and other changes	(70)	(37)	(40)

Currency translation	1	(5)	1
Balance at December 31	179	213	215

The provisions can be analyzed as follows:

Mortgages	19	48	40

Other loans	118	116	97

Receivables	41	48	79
Total	179	213	215

Annual Report on Form 20F 2018

333	Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of Aegon N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Aegon N.V. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for each of the three years in the period ended December 31, 2018, including the related notes and schedules to the financial statements of summary of investments other than investments in related parties as of December 31, 2018, of condensed financial information of Aegon N.V. as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018, of supplementary insurance information as of December 31, 2018, 2017 and 2016, of reinsurance for the years ended December 31, 2018, 2017 and 2016 and of valuation and qualifying accounts as of December 31, 2018, 2017 and 2016 appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Annual Report on Form 20F 2018

334	Auditor’s report on the Annual Report on Form 20-F

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

/s/ G.J. Heuvelink RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

March 21, 2019

We have served as the Company’s auditor since 2014.

Annual Report on Form 20F 2018

335

Additional information

336	Overview
336	◆ Americas
345	◆ The Netherlands
353	◆ United Kingdom
357	◆ Central & Eastern Europe
360	◆ Spain & Portugal
363	◆ Asia
366	◆ Aegon Asset Management
369	Risk factors Aegon N.V.
390	Compliance with regulations
391	Property, plant and equipment
391	Employees and labor relations
391	Dividend policy
392	The offer and listing
393	Memorandum and Articles of Association
395	Material contracts
396	Exchange controls
397	Taxation
405	Principal accountant fees and services
406	Purchases of equity securities by the issuer and affiliated purchasers

Annual Report on Form 20F 2018

336	Additional information Overview – Americas

Overview of Americas

Aegon Americas operates under the Transamerica brand in the United States, and has operations in Brazil and Mexico and a small operation in Canada.

Aegon in the US

Transamerica is one of the leading life insurance organizations in the United States, and the largest of Aegon’s operating units worldwide. Its businesses in the US serve customers in all fifty states and the District of Columbia, and employ approximately 7,500 people. Most Aegon companies in the United States operate under the Transamerica brand, which stands for the pursuit of financial and physical well-being: Wealth + Health. Its companies have existed since the mid-19th century, and its primary offices are in Cedar Rapids, Iowa; Denver, Colorado and Baltimore, Maryland – with additional offices located throughout the United States.

Through its subsidiaries and affiliated companies, Aegon provides a wide range of life insurance, long-term care insurance, and voluntary benefits including supplemental health insurance, retirement plans, recordkeeping and advisory services, annuities and other long-term savings and investment products – all solutions and services that help customers achieve financial security and a healthy lifestyle throughout their lives.

Aegon employs a variety of distribution channels to help customers access its products and services as suits their needs. These include Workplace and Individual, Brokerage, Closely-Affiliated, and the Transamerica Advice Center distribution channels.

Aegon in Brazil

Aegon has a 50% interest in Mongeral Aegon Seguros e Previdência S.A. (hereafter referred to as Mongeral Aegon), Brazil’s third largest independent (i.e. non-bank affiliated) life insurer. To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a life insurance and pensions company dedicated to providing life insurance and pension products within the Sicoob system. As of December 2018, Aegon Brazil had 550 employees.

Aegon in Mexico

Aegon has a joint venture with Administradora Akaan S.A. de C.V. called Akaan-Aegon S.A.P.I. de C.V.. The Mexico City-based operating company, Akaan Transamerica, launched a series of mutual funds in October 2017, targeting family offices, high net worth individuals, and institutions. As of December 31, 2018, Aegon Mexico had 25 employees.

Organizational structure

Aegon USA

Aegon USA was formed in 1989, when Aegon brought all of its operating companies in the United States together under a single financial services holding company: Aegon USA, LLC. On December 31, 2015, Aegon USA, LLC was merged into Transamerica Corporation, which is the holding company for the US operations. Business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this business overview refers to the operating subsidiaries and joint ventures in the United States and Latin America, collectively or individually, through which Aegon conducts business. Aegon USA has operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the US Virgin Islands and Guam.

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

Annual Report on Form 20F 2018

337	Additional information Overview – Americas

lines, described in greater detail below, represent groups of products and services that Aegon USA offers through a number of distribution methods and sales channels. Products are also offered and distributed through one or more of Aegon USA’s licensed insurance or brokerage subsidiary companies.

On January 11, 2018, Transamerica announced that it had entered into an agreement with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. The partnership enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. With a transfer of over 2,000 Transamerica employees, TCS will support the administration of Transamerica’s life insurance, annuity, supplemental health insurance and workplace voluntary benefits products (both for inforce and new business based on a transition timeline), taking on over 10 million policies.

Effective October 1, 2018, Aegon merged its Arizona-based variable annuity captive with Transamerica Life Insurance Company (TLIC), subject to customary regulatory approval. The merger of this company into TLIC is in response to the National Association of Insurance Commissioners (NAIC) recently proposed improvements to the existing variable annuity capital framework. As a result of the merger of two legal entities, Aegon realized a one-time benefit to capital generation of approximately USD 1 billion in the second half of 2018. This benefit was offset by the impact of tax reform on the RBC ratio in the second half of 2018.

Overview of sales and distribution channels

Aegon USA’s distribution channels are organized so as to meet customer needs and offer solutions to the third-party distributors that provide guidance to Aegon USA customers. Each channel is focused on a number of primary target market segments, which fall under four main distribution categories: Workplace and Individual, Brokerage, Closely-Affiliated and the Transamerica Advice Center.

Workplace and Individual solutions

Aegon USA offers retirement plans, rollover individual retirement accounts (IRAs), life insurance (universal life, whole life, and term life), supplemental health products (critical illness, cancer, hospital indemnity, supplemental medical expense, short-term disability, vision, and dental policies), accident products, and stable value solutions to consumers through the employer segment, also known as the Workplace solutions segment.

In addition, Aegon USA offers annuities, investments (mutual funds and Exchange Traded Funds (ETF)), life insurance and long-term care insurance products through partnerships with independent broker-dealers (banks, wirehouses, and independent financial planners). Annuity and investment products are also offered through institutions, including large broker-dealer research and advisory platforms, and large registered investment advisers. Together these comprise the Individual solutions segment.

While Aegon USA’s wholesalers are dedicated to one business line, they work closely together to refer financial professionals across Aegon USA’s multiple business lines in order to create deeper partnerships with these professionals and become even more relevant in the financial lives of customers.

Brokerage

Aegon USA offers protection products (life insurance, supplemental health insurance and long-term care insurance products) through third-party distribution outlets known as ‘Brokerage General Agents’ or ‘Independent Marketing Organizations’. These are typically non-registered products sold through independent insurance agents. This channel offers life insurance (term life, universal life, variable universal life, index universal life and whole life insurance), long-term care insurance and supplemental health products and services through approximately 51,000 independent brokerage distributors and financial institutions that target the affluent, emerging affluent and middle markets. These products are designed for family protection, business needs and legacy planning.

Closely-Affiliated

One of Aegon USA’s closely-affiliated distribution groups, ‘Transamerica Financial Network,’ provides advice and guidance to individuals to meet their protection and investment needs. With over 50,000 licensed associates on the World Financial Group platform, approximately 3,300 of whom are registered representatives of a broker-dealer and/or investment advisers (with Transamerica Financial Advisors Inc.), together with 1,700 agents and directors (Transamerica Agency Network), Transamerica Financial Network offers insurance, annuities, mutual funds, retirement plans and managed accounts to individuals. This channel provides the same life and health products as the brokerage channel, with a focus on the middle and emerging affluent markets.

Advice Center

Aegon USA distributes directly to customers through the Transamerica Advice Center. The Advice Center provides advice, guidance and education to retirement plan participants, building loyalty and strengthening Transamerica’s relationships with these customers. With

Annual Report on Form 20F 2018

338	Additional information Overview – Americas

over 250 licensed advisors and educators, the Advice Center provides IRAs, annuities, life insurance, and Managed Advice to retirement plan participants, helping these customers achieve a lifetime of financial security.

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

Universal life insurance

Universal life insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are paid to cover charges in the month that follows, which are called “monthly deductions”. In determining the monthly deduction rate to apply to a specific policy plan, Aegon USA may take a wide number of factors into account that impact the cost of providing the insurance, including but not limited to: interest rates, investment earnings, mortality, persistency, premium funding levels, capital and reserve requirements, taxes, and other expenses associated with such a plan. Any changes in the monthly deduction rate reflect Aegon USA’s current expectations with respect to future policy performance. At any time, the policy owner is able to see the maximum monthly deduction rate that can be charged. Some versions of this product have ‘secondary guarantees.’ These maintain life insurance coverage when cash value is insufficient, as long as the customer pays a specified minimum premium.

Variable universal life insurance

Variable universal life insurance is permanent life insurance that offers both a death benefit and cash value accumulation potential with financial market participation. The premium amount for variable universal life insurance is flexible and within contract limits may be changed by the policyholder. Coverage amount may change as well. The investment feature usually includes ‘sub-accounts,’ which provide exposure to investments, such as stocks and bonds. This exposure increases cash value return potential, but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy.

Index universal life insurance

Index Universal Life (IUL) insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an appealing alternative to regular Universal Life – for which interest is credited at a fixed rate – and Variable Universal Life, in which the cash value is directly exposed to ups and downs of the market. Long-term care riders that provide benefits if policyholders are unable to perform two or more specific activities of daily living or develop a severe cognitive impairment, and other living benefit riders that provide accelerated death benefits for critical illnesses or chronic conditions, are available on IUL.

Whole life insurance

Whole life insurance provides permanent death benefit protection, provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Accident & health

Aegon USA offers supplemental health insurance and long-term care insurance.

Supplemental health insurance

Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare Supplement, retiree medical, and supplemental medical expense indemnity. Medicare Part D prescription drug plan coverage previously offered by Aegon USA was discontinued at the end of 2018.

Annual Report on Form 20F 2018

339	Additional information Overview – Americas

A number of these products provide policyholders with lump sum or specified payments if such policyholders are hospitalized, injured, or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance. Medical stop-loss insurance offered to employers to protect against catastrophic losses under self-funded health plans was discontinued during 2018 and is in a wind-down phase.

Long-term care insurance

Long-term care (LTC) insurance products provide benefits to policyholders that require qualified LTC services as they are unable to perform two or more specific activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC. The LTC product is offered as a standalone product or as a rider to certain life insurance products.

Mutual funds

Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous and different individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments and other securities. Transamerica offers mutual funds that are focused on several different asset classes, including US equity, global/international equity, fixed income, money markets and alternative investments, as well as asset allocation and target date funds with combined equity and fixed income strategies. Transamerica mutual funds utilize the portfolio management expertise of asset managers across the industry in a sub-advised platform, using managers both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.

Exchange Traded Funds (ETFs) are a pooled investment vehicle for individual and institutional investors that combine some of the features of a mutual fund with the flexibility of allowing investors to trade throughout the day on an exchange. Transamerica offers a suite of managed risk passive exchange-traded funds that seek to track the S&P Managed Risk 2.0 Indices under the brand name DeltaShares. The Managed Risk strategy is applied to US Large Cap, Mid Cap, Small Cap, International Developed Equity and Emerging Market Equity Indices.

Variable annuities

Variable annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Additional insurance guarantees, also referred to as riders, can be added to variable annuities, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection.

Fixed annuities

Fixed annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Aegon USA has de-emphasized traditional fixed deferred annuities, and is not actively marketing new sales. The traditional fixed deferred annuity book is, according to plan, continuing to reduce over time. Aegon USA actively offers a fixed-index annuity that may credit interest based, in part, on the percentage change in the value of the selected index account option(s) at the start and end of the crediting period. A fixed account option is also available. Additional guarantees, also referred to as riders, can be added to fixed-index annuities, including GLBs.

Retirement plans and IRAs

Comprehensive and customized retirement plan services are offered to employers across the entire spectrum of defined benefit, defined contribution, non-qualified deferred compensation, and multiple employer plans (MEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or Individual Retirement Accounts (IRAs).

Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments. Aegon USA also partners with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top ten defined contribution record-keeper in the United States based on plan participants.

Plan sponsors have access to a wide array of investment options. Depending on the product chosen by the plan sponsor, unrestricted access to the entire universe of publicly-available investments can be offered. Certain smaller plans have access to an array of hundreds of investment choices from more than 40 investment advisory companies.

Annual Report on Form 20F 2018

340	Additional information Overview – Americas

Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice® is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s line-up.

For individual plan participants in transition due to a job loss or change or planned retirement, services are offered through the Transamerica Advice Center, which includes a team of experienced registered representatives, investment advisor representatives, and licensed insurance agents. Services and products include IRAs, advisory services, annuities and access to other financial insurance products and resources.

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

Latin America

Aegon’s businesses in Latin America are comprised of a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer, and a joint venture with Administradora Akaan S.A. de C.V., which created and operates Akaan Transamerica in Mexico.

Mongeral Aegon’s insurance activities include pension product distribution, individual and group life insurance products, mutual fund management, and administrative services. To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a life insurance and pensions company dedicated to providing life insurance and pension products via the Sicoob system. The joint venture began operations on March 1, 2017, and distributes products through Sicoob, the largest cooperative financial system in the country, with over 3.2 million associates and 2,340 points of service. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. This agreement represents a key expansion of distribution for Mongeral Aegon, which already serves over 2 million customers nationwide through over 4,000 brokers.

Akaan Transamerica offers a wide variety of Mexican and International mutual funds as well as diversified global investment solutions. In addition to the wide variety of investment products, Akaan Transamerica offers integrated investment solutions for individuals and companies based on their financial needs.

Run-off businesses

On June 28, 2017, Aegon completed the divestment of its two largest US run-off businesses, the payout annuity business and the Bank Owned/Corporate Owned Life Insurance business (BOLI/COLI) to Wilton Re. The transaction was in line with the Company’s stated strategic objective to reduce the amount of capital allocated to its run-off businesses.

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

Annual Report on Form 20F 2018

341	Additional information Overview – Americas

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

On December 28, 2017, Aegon divested a block of life reinsurance business that covered approximately half of the life reinsurance business Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR Global Life in 2011. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will cede approximately USD 750 million of liabilities to SCOR Global Life. As part of the transaction, the Company dissolved a related captive insurance company in place to finance redundant reserves, generally referred to as regulation XXX term life insurance reserves, and redeemed operational leverage supporting that captive.

In addition, on August 7, 2018, Aegon agreed to divest the last substantial block of its life reinsurance business to SCOR Global Life after it divested the vast majority of its reinsurance business to SCOR Global Life in 2011 and 2017. This transaction is consistent with Aegon’s stated strategic objective to reduce the amount of capital allocated to its run-off businesses. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure approximately USD 700 million of liabilities through SCOR Global Life. As a result of the transaction, Aegon will significantly reduce the size of a related captive insurance company and the related letter of credit facility in place to finance redundant reserves, generally referred to as regulation XXX term life insurance reserves.

Competition

The US marketplace is highly competitive. Aegon USA’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds. Aegon USA leverages long-term relationships with many institutions to offer them product lines such as life insurance, variable annuities, mutual funds, defined contribution and defined benefit retirement plans.

In individual life insurance, leading competitors include AIG, Lincoln National, Nationwide, Prudential Financial, Pacific Life, Voya Financial, and John Hancock. Mutual of Omaha is the primary competitor for sales of individual long-term care insurance through the brokerage channel. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, Allstate, MetLife, and Unum and Colonial Life.

Aegon USA’s primary competitors in the variable annuity market are AIG, AXA Equitable, Jackson National, Lincoln National, Nationwide and Prudential Financial.

The largest competitors in the mutual fund market include American Funds, Fidelity, Vanguard, JP Morgan Funds and T. Rowe Price.

In the institutional segment of the defined contribution market, Aegon USA’s main competitors are Fidelity, TIAA, Empower, Prudential Financial, MassMutual, Principal Financial, Charles Schwab, and Lincoln National. Aegon USA’s main competitors in the defined benefit segment are MassMutual, New York Life, Principal Financial and Prudential Financial. In the emerging market segment and the multiple employer plan segment, Aegon USA’s main competitors are Fidelity, Empower, Voya Financial, John Hancock, Principal Financial and MassMutual.

In the market for synthetic GICs, Transamerica’s largest competitors are Prudential Financial, MetLife, Voya and AIG.

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

Annual Report on Form 20F 2018

342	Additional information Overview – Americas

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

Recent regulatory enhancements include increased reporting of holding company activities, increased transparency and uniformity for certain captive reinsurance transactions, and requirements for companies to conduct an Own Risk and Solvency Assessment (ORSA). Aegon USA is subject to NAIC Actuarial Guidelines 48 and 49, which became fully effective in 2015 and 2016 respectively, and is also subject to Principle-based reserving requirements for life insurance, which must be implemented by January 1, 2020.

Emerging state issues that may impact Aegon USA include consideration of changes to accounting and actuarial requirements for variable annuities (VA), which may reduce insurers’ needs and abilities to deploy and cede specified risks to variable annuity captives. Aegon USA uses a captive for certain variable annuity business in order to facilitate effective hedging. Other current initiatives include a project to update capital charges for asset default risk, longevity risk and operational risk. A project to develop a group capital calculation is underway in the NAIC that could impact how captives are treated from a capital perspective. Long-term care is currently regulated by states as health insurance, although both state regulators and federal agencies are examining the current environment for the long-term care industry, which may lead to a more predictable regulatory regime for premium adjustments, and facilitate the development of new and innovative products. In 2017, the NAIC approved amendments to the Life and Health Insurance Guaranty Association Model Act. Among other things, the amendments will bring health maintenance organizations (HMO) into the life and health guaranty association system and adjust guaranty fund assessments for future long-term care-related insolvencies so that 50% of such assessments will come from life/annuity accounts, with the other 50% from the combined health/HMO accounts. These amendments must be adopted into law in each state before becoming effective in each such state. To date, approximately 12 states have adopted the amended model.

Federal Regulation of Financial Services and Health Insurance

Although the insurance business is primarily regulated at the state level, many federal laws and initiatives impact the insurance sector in such areas as the regulation of financial services, derivatives, retirement plans, securities products, health care, taxes, data security and privacy. Regulation of financial services has increased as a result of the Dodd Frank Act, which also created the Federal Insurance Office (FIO) and the Office of Financial Research (OFR). The FIO is authorized to review the insurance market in the US and report to Congress, and the OFR conducts research in financial services, including insurance, in support of such oversight. In addition, the FIO is authorized to establish US insurance policy in international matters. The Federal Reserve Board also has authority to establish capital standards for systemically significant insurers, and insurers that own a federally insured bank or thrift, and to participate in the establishment of international insurance capital standards for Internationally Active Insurance Groups (IAIGs) and globally systemically significant insurers (G-SIIs). In the area of data security and privacy, there has been increased scrutiny at a state, federal and international level following a number of high-profile data breaches and data exploitation events at various companies. As a result, numerous regulators and legislators at every level are proposing or have already passed additional legal requirements with regard to information security, data breach response and privacy.

In addition to financial services products, the Patient Protection and Affordable Care Act (ACA), enacted in 2011, changed the regulation of a number of supplemental health insurance products. Efforts to completely repeal the ACA have been ineffective, and states remain skeptical about broadening supplemental health insurance products. Aegon USA anticipates little by way of regulation that will affect its supplemental products, with the exception of IRS taxation of pre-tax group products.

Annual Report on Form 20F 2018

343	Additional information Overview – Americas

Securities Regulation

A number of Aegon USA subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission (SEC) and aspects of states’ securities and other laws. Variable insurance policies, certain annuity contracts and registered investment management companies (mutual funds) offered by Aegon USA are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities laws. Certain separate accounts of Aegon USA insurers that offer variable life insurance and certain annuities and interests under these annuity and insurance policies are registered and subject to SEC regulation. The distribution and sale of these and other securities by affiliate and non-affiliate broker-dealers are regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). A number of Aegon USA companies are also registered as investment advisors and subject to SEC regulation or operate under registrations or exemptions from registration as commodity pool operators or Commodities Trading Advisers, regulated by the Commodities Futures Trading Commission and the National Futures Association.

Aegon USA also owns or manages other investment vehicles that are exempt from registration but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

On April 18, 2018, the SEC issued a proposal to create a best interest standard of conduct applicable to broker-dealers and associated persons. Broker-dealers are currently required to make suitable recommendations, while investment advisors are regulated as fiduciaries, and thus required to put customer interests above their own. The SEC’s proposed Regulation Best Interest (the ‘SEC proposed rule’) would require broker-dealers and associated persons to adhere to a best interest standard in providing advice, as well as to mitigate, or eliminate in certain cases, conflicts of interest. The SEC proposed rule would also require additional disclosures to customers. In addition, some states, including New York and Nevada, have enacted or proposed an enhanced standard of care for insurance agents and securities brokers registered in their states. Finally, the NAIC has proposed the addition of a best interest standard of care for the sale of variable annuities in its model law. The likelihood or impact of any proposed regulation cannot be determined at this time.

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

Regulation of Retirement Plans and IRAs

Aegon USA administers and provides recordkeeping, investment and insurance services and products used to fund defined contribution plans, such as 401(k), 403(b), multiple employer and 457 plans, in addition to defined benefit plans, IRAs, 529 plans and other savings vehicles. Aegon USA also administers benefits distributed on termination of defined benefit plans. These products and services are generally subject to the Employee Retirement Income Security Act (ERISA) (certain government and church plans are exempt from ERISA) and the federal Internal Revenue Code of 1986, as amended (the ‘Code’) for which the US Department of Labor (DOL) and the US Department of the Treasury (‘Treasury’) have regulatory jurisdiction, respectively.

Legislation to enhance the retirement security of Americans, and in particular, through workplace retirement plans, is being considered in Congress. The legislation would facilitate the use of multiple employer plans (MEPs), of which Aegon USA is a leading provider, as well as expand the safe harbor for automatic enrollment in plans, and reduce the burden of offering annuities either as an in-plan investment option or as the form of distribution from a plan. In addition, on August 31, 2018, the President issued an Executive Order directing Treasury and the DOL to issue regulations or guidance to make it easier for small businesses to establish retirement plans, including through facilitation of multiple employer plans. Many states have also sought to open their plans to non-government workers who do not have access to an employer retirement savings plan.

Annual Report on Form 20F 2018

344	Additional information Overview – Americas

Tax Treatment of Insurance Companies and their Products and Plans

Although the insurance business is regulated at state level, the US federal income tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. The ‘Tax Cuts and Jobs Act,’ signed into law on December 22, 2017, made significant changes to the federal tax code, generally effective as of January 1, 2018. Along with other changes, the new law lowered the corporate tax rate to 21%, eliminated the corporate alternative minimum tax, changed interest deductibility limitations (including by adding a new limitation on the deductibility of business interest expense) and moved the US to a partial territorial system of international business taxation. In addition, the new law introduced a ’base erosion anti-abuse tax (BEAT),’ which may be imposed on companies that make significant deductible payments to their non-US affiliates. With respect to life insurance, pension and annuity contracts, among other changes, the Tax Cuts and Jobs Act reduced the tax deduction for life insurance reserves, limited the dividends received deduction for separate account products such as variable annuities, and increased the capitalization rates of acquisition costs for life insurance products and extended the amortization period for such deferred acquisition costs. It did not, however, make any significant changes to the tax incentives for life insurance, pensions or other retirement savings products.

The impact of the tax law changes do not significantly favor one life insurance product or structure to the detriment of another.

Aegon USA expects a recurring annual benefit to net underlying earnings from the tax rate reduction to 21 percent, with only small offsets for other permanent items, such as the limited dividends received deduction. Similarly, Aegon USA expects a recurring annual benefit to capital generation from the lower tax rate, with only partial offsets for the other permanent items and the timing provisions that generally accelerate taxable income, the increased capitalization and slower amortization of deferred acquisition costs. However, these benefits are more than offset by the increase in required capital arising from the lower corporate tax rate. Thus, the overall impact of the Tax Cuts and Jobs Act on Aegon USA’s businesses and results of operations should be slightly negative.

Annual Report on Form 20F 2018

345	Additional information Overview – The Netherlands

Overview of the Netherlands

Aegon has operated for more than 170 years in the Netherlands, where it is a leading provider of life insurance and pensions, and employs approximately 3,100 people. Aegon the Netherlands is headquartered in The Hague, and its other main offices are in Amsterdam, Leeuwarden and Groningen.

Organizational structure

Aegon the Netherlands operates through a number of brands, including Knab, TKP Pension, Optas and Robidus, and is itself one of the most widely recognized brands in the Dutch financial services sector.

Aegon the Netherlands’ primary subsidiaries are:

◆	Aegon Bank N.V.;
◆	Aegon Hypotheken B.V.;
◆	Aegon Levensverzekering N.V.;
◆	Aegon PPI B.V. (until January 1, 2019);
◆	Aegon Schadeverzekering N.V.;
◆	Aegon Spaarkas N.V.;
◆	CAPPITAL Premiepensioeninstelling B.V. (Aegon Cappital B.V. as of January 1, 2019);
◆	Optas Pensioenen N.V.;
◆	TKP Pensioen B.V.;
◆	Nedasco B.V.;
◆	Robijn Participaties B.V. (Robidus Groep B.V. until January 2, 2019).

Within the organization structure, Aegon is aiming for less complexity with a merger. Aegon PPI B.V. merged into CAPPITAL Premiepensioeninstelling B.V. as per 1 January 2019. The latter subsequently changedits name into Aegon Cappital B.V. In addition, Robijn Participaties B.V. was acquired through Salus Holding B.V., a private limited liability company incorporated by Aegon Nederland N.V. in 2018. Robijn Participaties B.V. has been merged into Salus Holding B.V. as per 2 January 2019.

Aegon the Netherlands has four lines of business:

◆	Life;
◆	Non-life;
◆	Banking; and
◆	Service Business.

Overview of sales and distribution channels

Aegon the Netherlands uses a variety of distribution channels to help customers assess the products and services appropriate for their needs. In general, all business lines use the intermediary channel, which focuses on independent brokers in different market segments in the Netherlands.

In recent years, Aegon the Netherlands has invested heavily in its direct online channel to achieve an enhanced digital self-service. Aegon usually distributes most of its products and services through intermediaries. Its own advisory channel, Aegon Advies B.V., is growing rapidly, as is the frequency with which advice is provided to customers. Distribution channels such as online and the contact centers generate leads for Aegon Advies B.V..

Aegon Bank uses the direct channel primarily for savings, whereas Aegon Schadeverzekering uses an online channel and independent brokers to sell its products. Aegon’s online bank, Knab, helps its customers to make smart decisions by providing them with a clear overview of their finances, and advises them pro-actively on products and services that can help them achieve their financial goals, such as through giving mortgage advice and offering a range of insurance solutions.

For wholesale clients, Aegon has an integrated sales organization for pension and income products servicing corporate clients and advisors.

On September 11, 2018, Aegon completed the acquisition of Robidus Group, including the independent broker division.

Annual Report on Form 20F 2018

346	Additional information Overview – The Netherlands

Overview of business lines

Life

Pensions

Aegon the Netherlands provides full-service pension solutions, administration-only services and life or disability insurances to company and industry pension funds, large companies and owners of small and medium-sized companies and employees.

Separate account group contracts are large group contracts that have an individually-determined asset investment strategy underlying the pension contract. For older generation products, a guarantee consists of profit sharing with a contractual interest rate of 3% or 4%. At present, the contracts offered to clients hold a guarantee of 3% or market interest rate, and Aegon the Netherlands always relates guarantee costs to the current market interest rate. If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against future surpluses. In general, the guarantee is such that the pension benefit payment is guaranteed and profit sharing offers potential upside via indexation. Some large group contracts also receive part of the technical results for mortality risk and disability risk. The contract period for these types of contracts is typically five years, and the tariffs, cost loadings and risk premiums are generally fixed over this period.

Aegon the Netherlands also offers products for small and medium-sized companies, both defined benefit and defined contribution products on a subscription basis. These products reduce complexity and enable Aegon to adapt the tariffs, cost loadings and risk premiums annually. In addition, customers have the opportunity to decide on an annual basis as to whether they wish to continue with their subscription.

The defined benefit subscription product is an all-in product with guaranteed benefits. The expected profit for the customer and anticipated investment returns are taken into account in the pricing of the product, and customers may contribute funds for future pension increases to a separate account. For the defined contribution subscription product all investment risk and longevity risk is borne by the policyholders. The product is managed in a separate business entity (as described below), rather than on Aegon Leven’s balance sheet.

An increasing number of customers is becoming more interested in these low-cost and flexible subscription products. This has resulted in a significant movement from separate account and other 5-year contracts to 1-year subscription products. More specifically, customers are increasingly interested in defined contribution products not managed on the Aegon Leven balance sheet. This means that Aegon Leven now primarily manages premium paying DB products, annuities (as explained below), and existing DB and DC books, while most of the new business flows to other Aegon entities.

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

Accumulation products pay benefits on the policy maturity date, subject to survival of the insured. Most policies also pay death benefits should the insured pass away during the term of the contract. Death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life products, for which premiums are invested solely in equity funds. Older generation products contained a 4% guarantee when sold. In 1999, the guarantee for new products decreased to 3%; and in 2013, the guarantee on new products was reduced to 0%.

Annual Report on Form 20F 2018

347	Additional information Overview – The Netherlands

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

Term and whole life insurance

Term life insurance pays out death benefits should the insured pass away during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of when this occurs. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted at the request of the policyholder. Term life insurance policies do not include profit-sharing mechanisms. Part of the whole life insurance portfolio has profit-sharing features, which are based on external indexes or the return of related assets.

Annuity insurance

Annuity insurance includes older products with both an accumulation and payout phase, with guaranteed interest rates and profit sharing for which no new business is written. The most active products in this category are, however, simple payout annuities and variable annuities. These products are clearly linked to defined contribution schemes in which participants build up their capital, and purchase an annuity at the pension date. Participants can choose between a guaranteed annuity, where all risks are borne by Aegon, or a variable annuity, where all risks are borne by the participant – including investment risk and longevity. Given that a significant shift has been observed towards defined contribution schemes, these annuities are a natural driver of growth as they provide a solution for the payout phase.

Traditional Variable unit-linked products

This category consists of traditional unit-linked business with guarantees. These products are managed on the Aegon Leven balance sheet and are non-selling.

Non-life

Non-life accident and health protection insurance

Aegon the Netherlands offers disability and sick leave products to employers that cover disability and sick leave payments for employees not covered by social security and for which employers bear the risk. In addition, for some forms of disability, employers can choose to use the social security system with related premiums or opt out and seek private insurance. Private insurance may lead to lower premiums and Aegon offers solutions for this.

For individuals, Aegon the Netherlands offers a disability product mainly targeted at the growing self-employed market. Product options were extended during 2018 and this product is expected to be a driver of future growth.

Aegon accident and health products are distributed mainly through the intermediary channel. Some of these products are a natural fit with pension products, and are therefore also promoted to pension intermediaries.

Non-life Property and Casualty

Aegon the Netherlands has focused exclusively on retail lines in general insurance, with products providing cover for property, motor, travel, legal aid and casualty claims. The ambition for the P&C retail segment is to provide the best digital servicing in the Dutch market by 2022, while building long-lasting relationships with customers.

Aegon the Netherlands primarily offers its non-life insurance products through the intermediary channel, where service concepts are in place for high-value intermediaries. Through the service concepts, Aegon provides (non-financial) incentives for intermediaries to help their customers in the optimal way, while also protecting the health of the supply chain by stimulating performance at sustainable levels for customers, intermediaries and insurer. In addition to the intermediary market, Aegon the Netherlands develops digital and online capabilities, as distribution is slowly shifting towards the direct market. This market includes sales via Aegon’s own website and agents, and via aggregator websites.

Annual Report on Form 20F 2018

348	Additional information Overview – The Netherlands

Banking

Savings

Aegon Bank N.V. aims to achieve its vision and ambition through two business units: Aegon Bank and Knab.

Aegon Bank focuses on the ‘income’ and ‘housing’ markets, together with seeking to reinforce the Aegon Netherlands-wide pensions offering. Customers are increasingly having to make provision for their current and future income and wealth since the government changed the rules for pension provisions.

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

Knab

Knab aims to be the most customer-oriented financial platform in the Netherlands, by informing customers about their personal financial situation and enabling them to achieve their financial goals. If therefore reflects the core of Aegon’s purpose, offering customers both insight and an overview of their finances through its financial planning tools and alerts. As an online bank, Knab offers payment-accounts, savings and a basic investment product.

Investment contracts

Investment contracts are investment products that offer returns and generate fee income from the performance of the investments.

Services Business

Mortgage loans

At present, Aegon the Netherlands mostly offers ‘annuity mortgages’. Before 2013, Aegon the Netherlands also offered interest-only, unit-linked and savings mortgage loans, and is continuing to do so for existing mortgage loans that are being renegotiated. Mortgage loans are partly funded externally. Besides residential mortgage-backed securities in Saecure – Aegon’s Dutch residential mortgage-backed securities program and private placements – the Aegon Mortgage fund is the main source of external funding. For this business, Aegon originates the mortgage loans fully for account of third parties and remains the service provider for these mortgage loans.

PPI

Aegon the Netherlands has two regulated pension premium institutions (PPIs): Aegon PPI B.V.; and Cappital Premiepensioeninstelling B.V., which will be merged and operate under the combined entity Aegon Cappital B.V. in 2019. These PPIs are low-cost providers of defined contribution pension schemes offered through intermediary advisors. Together they form the largest pension premium institution in the Netherlands, and therefore benefit considerably from economies of scale. The low interest rate environment and aging society is expected to result in a continued shift in customer preference for defined contribution schemes.

PPIs cannot bear any investment or insurance risks on their offerings due to regulatory requirements. The schemes can, however, include disability or life insurance, which are offered by partners Aegon Levensverzekering N.V., Aegon Schadeverzekering N.V. and Elips Life AG, for which the PPI’s act as an intermediary. All other positive or negative risks, such as investment risk and longevity risk, are attributed to the participants in the scheme.

Aegon PPI offers defined contribution pension schemes in a standardized subscription based model to small and medium enterprises. The model enables employers to choose from a variety of contribution tables and franchises, while remaining flexible for regulatory changes, such as changes in pension age or fiscal contribution tables. Savings premiums are invested in life cycle funds by Aegon Investment Management B.V..

Cappital PPI offers tailor-made contribution pension schemes to large corporations and industry pension funds. Its size and expertise enables it to offer customized pension solutions to its customers. Savings premiums are invested in life cycle funds by TKP Investments B.V..

Annual Report on Form 20F 2018

349	Additional information Overview – The Netherlands

The combined entity Aegon Cappital B.V. offers further scalability, and puts Aegon in an optimal position to benefit from the rise of defined contribution pension schemes.

Knab Advies & Bemiddeling

As an adviser and broker, Knab Advies & Bemiddeling it offers online advice and comparison ofn car-insurance and home-related insurances. As a mortgage broker, Knab provides advices on more than 30 different mortgage-labels.

Knab services two segments: private customers and as well the business-customers, mainly focusing on the self-employed segment. Products are distributed and managed through its own digital channels, and specifically for mortgages remote -advice specifically for mortgages is offered through its own advisors.

The focus is on creating value through easy-to-use products, for a good price, and easy (online) onboarding, thereby creating offering excellent customer service and achieving a high net promoter score NPS (NPS)with customers with excellent service.

TKP, Robidus and Nedasco

TKP Pensioen specializes in pension administration for company and industry pension funds, and also provides defined contribution plans to corporate and institutional clients. Aegon offers defined contribution plans for small and medium-sized companies, and CAPPITAL offers the same plans for large companies. Aegon PPI and Cappital will merge to form Aegon Cappital, the largest premium pension institution in the Netherlands. Formal decision-making is in progress, with completion expected in the second half of 2019.

On December 22, 2015, legislation was passed that enables companies to set up an ‘Algemeen Pensioen Fonds’ (General Pension Fund). On June 20, 2016, Aegon received approval from the Dutch Central Bank (DNB) to launch the first such fund called ‘Stap’ (a separate legal entity), together with TKPI B.V.. Stap is a pension pooling vehicle that enables separate financial administration for multiple pension plans from multiple employers. This vehicle enables smaller pension schemes to benefit from economies of scale and to comply with complex pension regulations, meaning that a greater percentage of the employees’ pension premium is invested, and that employers and participants receive the same high quality of service as a traditional pension plan. The fiduciary investments for Stap are carried out by TKP Investments B.V. which has merged with Aegon Investment Management B.V. as per January 1, 2019.

Aegon acquired Robidus from the investment company Avedon Capital Partners on September 11, 2018. Robidus advises corporations on the risks and associated costs under Dutch social security legislation, and provides corporations and insurance companies with solutions as to how to manage these issues, including outsourcing services. It operates as an independent organization within Aegon, and the acquisition gives Robidus both more room to invest and access to the broad expertise within Aegon.

Subsidiary Nedasco is a fast-growing intermediary service provider that is mainly active in non-life business domains.

Competition

Aegon the Netherlands has strong competition in all markets from insurers, banks, investment companies and pension funds. Its main competitors are Achmea, ASR, NN Group and Vivat.

The company has been a key player in the total life market for many years, and was ranked second in 2017 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top five companies in the Netherlands by gross premium income accounted for almost 85% (Individual Life and Pension) of total premium income in 2017 in the insurance market. Following the merger of NN group and Delta Lloyd, Aegon the Netherlands is the second largest insurance company in the pensions market. Aegon the Netherlands is one of many insurers in the non-life market, where in 2017, ten companies accounted for 80% of the total premium income. In terms of premium income, Aegon the Netherlands’ non-life market share is around 3%, making it the ninth largest company in the market.

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

Annual Report on Form 20F 2018

350	Additional information Overview – The Netherlands

products. Moreover, volatility in economic and financial markets has meant that customers are more reluctant to commit themselves to long-term contracts. These changes have resulted in more competition, greater focus on competitive prices, improved customer service and retention, and product innovation.

In the pensions market, pension funds have faced pressure on their coverage ratios, in addition to increased regulatory and administrative requirements. In response, they have sought to reduce risks by insuring all or parts of their business. This represents an opportunity for pension insurers, and Aegon is one of the leading providers of these solutions.

The defined contribution (PPI) market is set to grow significantly due to the shift from defined benefit plans to defined contribution plans and the demand for transparent and cost-effective pension products. As a result, significant economies of scale will be required to effectively serve this market, and the number of providers is expected to shrink within a few years. Aegon the Netherlands has identified this market as an opportunity for growth and intends to invest in maintaining its leadership position.

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

The AFM’s conduct of business supervision focuses on ensuring orderly and transparent financial market processes, integrity in relations between market parties, and due care in the provision of services to customers.

The Dutch supervisory authorities have a number of formal tools to exercise their supervisory tasks. These tools include the authority to request information, if this is necessary for the purpose of prudential supervision, and the power to issue formal instructions to financial institutions, to impose fines, or to publish sanctions. The DNB, as prudential supervisory authority, can, under certain circumstances, require a recovery plan, a short-term financing plan, appoint a trustee, draw up a transfer plan or (ultimately) withdraw the license of a financial institution.

Financial supervision of insurance companies

The Solvency II framework consists of an EU Directive and has consequently been transposed into the Dutch Financial Supervision Act. A large part of the Level II Solvency II rules are, however, also set out in EU regulations, which apply directly in EU member states, and as a consequence have not been implemented into national legislation, such as in the Decree on Prudential Rules under the Wft (Besluit prudentiële regels Wft).

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

Annual Report on Form 20F 2018

351	Additional information Overview – The Netherlands

Solvency II

Aegon the Netherlands uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. In 2018 the Dynamic VA model has been updated for Aegon the Netherlands and the updated Dynamic VA model uses an asset-only model approach to quantify required capital for spread risk. The initial internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon the Netherlands, including Aegon Bank, on December 31, 2018, is estimated to be 181% (2017: 199%). This decrease is mainly driven by one-time items, including the lowering of the UFR by 15 basis points to 4.05%, impact of tax changes in the Netherlands and changes to the assumptions regarding mortgages, mortality rates and lapses for individual life policies. This negative impact is partly offset by favorable market impacts mainly due to decreasing interest rates combined with widening of the EIOPA VA, and narrowed mortgage spread. The solvency position of the banking activities are calculated using the CRR/CRD IV framework. As at December 31, 2018, the factor of LAC DT is set at 75%, unchanged from 2017. The Solvency II capital ratio of the Group and Aegon the Netherlands does not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Dutch Act on Recovery & Resolution for Insurers

On January 1 2019, the Dutch Act on Recovery & Resolution for Insurers (R&R Act) came into force in the Netherlands, replacing the previously applicable intervention regime for insurance companies in the Netherlands faced with financial difficulties.

The R&R Act has introduced a revised regulatory framework for recovery and resolution of Dutch insurance and reinsurance companies and provides for a range of measures to be taken by these companies and the Dutch Central Bank ex ante, in order for these insurance and reinsurance companies to be prepared for recovery in circumstances where it no longer meets the required solvency requirements and for orderly resolution, in circumstances where it is failing or is likely to fail.

The R&R Act introduces a requirement for Dutch insurance companies and reinsurance companies, such as the Dutch insurance and reinsurance subsidiaries in the Aegon Group, to draw up and maintain an ex ante recovery plan, that should allow these entities, when faced with financial problems, to take measures to recover their solvency ratio and continue to operate in going concern. In addition, the Dutch Central Bank, in its capacity as national resolution authority in gone concern circumstances (as opposed to its role as supervisory authority in going concern) is required to draw up and maintain a resolution plan, which should provide for the orderly resolution of the Dutch insurance and reinsurance entities in the group, or the group, to avoid unnecessary damage to policyholders and beneficiaries and to provide an alternative to ordinary bankruptcy proceedings.

The R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group in certain circumstances, to remove, ex ante, impediments to effective resolution of a Dutch insurance or reinsurance undertaking, such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition to start certain business activities, change the legal or operational structure of the group, or securing certain critical business lines.

The R&R Act allows DNB to intervene in situations where a Dutch insurer or reinsurer, where it is failing or is likely to fail, as defined in the R&R Act. The powers under the R&R Act may also extend to the level of the Group and to entities, other than in insurance or reinsurance entities in the Netherlands, that are part of the group, such as Aegon N.V.. The powers include the transfer of the undertaking to a third party, the transfer to a bridge institution and the transfer of certain specific assets and/or liabilities. In addition, a bail-in tool is introduced, that allows for the write-off or conversion of rights of creditors, including policyholders and beneficiaries, while respecting the principle that they should not be worse off through resolution, including the application of the bail-in tool, than they would in ordinary insolvency proceedings.

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

Annual Report on Form 20F 2018

352	Additional information Overview – The Netherlands

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

The CRR has been applied across all EU member states since January 1, 2014. The CRD IV and CRR frameworks include requirements with respect to capital adequacy, and introduce requirements with respect to increased capital against derivative positions, the introduction of two supplementary buffers (a capital conservation buffer and a counter-cyclical buffer), a new liquidity framework (liquidity coverage ratio and net stable funding ratio and a leverage ratio. The leverage ratio is defined as Tier-1 capital divided by a measure of non-risk weighted assets. If Basel III is followed under CRD IV, the leverage ratio may not fall below 3%, although uncertainty still remains as to the exact percentage and the scope of the leverage ratio under CRD IV. With respect to the percentage, the Dutch government has announced that it wishes to implement a leverage ratio of at least 4% for large Dutch banks, which does not apply to Aegon Bank N.V.. The ultimate aim of Basel III/CRD IV is to reduce leverage in order to bring institutions’ unweighted assets more in line with their Tier-1 capital. The capital requirements include qualitative in addition to quantitative requirements.

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

Annual Report on Form 20F 2018

353	Additional information Overview – United Kingdom

Overview of United Kingdom

Aegon in the UK (hereafter referred to as Aegon UK) is leading financial services provider that offers advisors, employers and individuals a range of pension, investment and protection products through its online platform. It employs over 3,000 people and its main offices are in Edinburgh, London, Peterborough, Hove and Witham.

Organizational structure

Aegon UK plc is Aegon’s holding company in the United Kingdom. It was registered as a public limited company at the beginning of December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

◆	Aegon Investment Solutions Ltd.;
◆	Scottish Equitable plc;
◆	Cofunds Ltd.

Acquisitions and disposals

Aegon UK’s business strategy is focused on developing the business as the leading platform savings, investments and pensions provider in the market and has made a number of strategic changes in order to align its business model with its strategy.

Since 2016, Aegon UK has completed the divestment of its own annuity portfolio to Rothesay Life and Legal & General. These transactions were consistent with its ambition to free up capital from non-core businesses, and its capital position improved as a result of the transactions. Aegon UK has approximately GBP 0.7 billion annuity liabilities remaining through an inward reinsurance transaction.

In 2016, Aegon UK announced an agreement to acquire BlackRock’s UK defined contribution (DC) platform and administration business, strengthening its position as a leading player in the UK workplace market, adding Master Trust and Investment Only capability, as well as assets under administration of around GBP 16 billion. This transaction finalized in July 2018.

On January 1, 2017, Aegon UK completed the acquisition of Cofunds. The transaction demonstrates Aegon’s commitment to the retail platform market. Intermediaries that use Cofunds have been upgraded to an enhanced version of Aegon’s platform, with approximately 79,000 customers upgraded in December 2017 and approximately 400,000 customers in May 2018. In addition, Aegon UK has also completed the re-platorming of the institutional business acquired as part of the Cofunds transaction.

On April 3, 2018, Aegon completed the sale of Aegon Ireland plc to Athora Holding Ltd., the holding company of the European operations of Athene Holding Ltd. Aegon Ireland provided both unit linked guarantees and offshore bond product in the UK.

The combination of the acquisitions and Aegon’s program to upgrade existing customers to the digital solutions platform have enabled Aegon to create the largest UK platform with approximately GBP 128 billion assets under administration, and provide broad expertise across the savings, investments and pensions markets.

Overview of sales and distribution channels

In the United Kingdom, Aegon has two main distribution channels: retail and workplace intermediaries. These are supported by Aegon UK’s customer capability, which offers employees and advisor clients a market-leading portal to view and manage their money. Aegon UK’s award-winning platform supports these channels in an integrated way, making it easier for customers to move between products and channels. In addition, Aegon offers an institutional trading platform that underpins other UK retail platforms.

Retail channel

Aegon UK offers a comprehensive proposition to intermediaries and strategic partners underpinned by technology that drives efficiency and supports the profitability of advisor’s businesses.

Aegon Retirement Choices (ARC) helps advisors and their customers save for the long term and manage the transition from work to retirement. ARC uses leading-edge digital technology to deliver an intuitive method of saving for the long term, including retirement, taking income in retirement, such as the on-platform drawdown product, and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisors to demonstrate their professionalism and display their charges for advice in a transparent way. In addition to the Self Invested Pension Plan – which provides a range of pre-and post-retirement

Annual Report on Form 20F 2018

354	Additional information Overview – United Kingdom

investment options for high-net-worth customers (including insured funds and a wide range of open-ended investment companies) – Individual Savings Accounts and General Investment Accounts are also offered.

Aegon UK offers two distinct versions of the proposition targeted at distinct market segments:

◆	A ‘fund wrap’ service, which includes multiple wrapper choices, fully open architecture fund choice and digital advisor/customer self-service access; and
◆	‘One Retirement’, a standalone pension accumulation and drawdown product, designed to be a single-point solution for customers that do not have a broader set of needs.

The acquisition of Cofunds made Aegon UK the UK’s leading ‘fund supermarket’, adding approximately GBP 80 billion of assets, predominantly in ISAs and GIAs, complementing Aegon UK’s core pension expertise. The modernization of the Cofunds business by migrating it on to Aegon’s market-leading technology has seen Aegon UK emerge with a market-leading position among intermediary platforms.

Workplace channel

Aegon is building and diversifying its workplace distribution capability to cover a range of intermediaries from Independent Financial Advisors (IFAs) to large Employee Benefit Consultants (EBCs). Services that Aegon UK offers include:

◆	‘Workplace Aegon Retirement Choices’, a comprehensive pension proposition that manages workplace pensions for employers in a seamless and streamlined way, enabling them to offer employees a choice of savings wrappers;
◆	Employers’ auto-enrolment obligations, which are supported through Aegon’s SmartEnrol capability;
◆	Support for the governance of the workplace pension scheme, which is offered through the sophisticated analytics of Aegon’s Smart Governance;
◆	Employee access to Retiready, which enables employers to cater for all levels of employee investment knowledge and confidence, in addition to moving with their employees throughout their working life; and
◆	‘TargetPlan’, Aegon UK’s dedicated offering for large employers. This offers both a Trust, Master Trust and Contract-based version underpinned by Aegon’s market-leading employee engagement services.

Following the completion of the BlackRock Part VII transfer, Aegon is now aiming to use its proposition breadth to build towards being the largest workplace pension platform in the UK. This will combine Aegon’s traditional strengths in employee engagement and online services with BlackRock’s experience tailoring solutions to meet the distinct needs of larger employers.

Customer capability

Aegon’s digital retirement planning service is designed to help customers understand how ‘on track’ they are for the retirement they want, and to support them in taking action. Answering a few simple questions gives customers a Retiready score out of 100, showing how ready they are for retirement.

Retiready is focused on both existing Aegon UK customers that no longer have an advisor and members of group pension schemes. The majority of customers receive the service having been ‘upgraded’ from Aegon UK’s existing business, thereby allowing longstanding customers to benefit from the advantages of a modern digital pension. Retiready customers have access to a number of tools to help them better engage with and manage their retirement savings. Since inception, approximately 400,000 customers, with assets of around GBP 7.8 billion, have been upgraded to Aegon UK’s new proposition.

As part of the Cofunds migration, Aegon UK is redeveloping its digital customer portal. This aims to offer an industry-leading customer experience, with the service then being rolled out to all customers.

Aegon UK also participates in the institutional market in 2 distinct areas where capability is provided to other parties who provide policy administration to the end client:

◆	An institutional trading platform which powers 28 of the UK’s leading end customer platforms (e.g. SEI, AJ Bell) and manages a total of GBP 52 billion assets; and
◆	An investment only proposition for pension schemes which provides access to insured funds for c160 clients representing GBP 7 billion assets under administration.

Annual Report on Form 20F 2018

355	Additional information Overview – United Kingdom

Overview of business Lines

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

The Existing Business is responsible for older products that are no longer actively marketed to new customers. However, new assets are accumulated as customers pay into existing policies, or as new employees join older workplace schemes. These propositions include older style group pensions, individual pensions and with-profits policies. In November 2018 Aegon UK announced an extension to its partnership with Atos with a 15 year contract to service and administer the Existing Business. This builds on the existing relationship which has seen Atos successfully administer 450,000 Digital Solutions protection policies since 2016.

Products

Aegon UK’s main product focus is on savings, investments, pensions and protection products.

Savings, Investments & Pensions

Aegon UK provides a full range of personal and corporate pensions and saving-related products. These include:

◆	Individual Saving Accounts;
◆	General Investment Account;
◆	Flexible personal pensions;
◆	Self-invested personal pensions;
◆	Group personal pensions;
◆	Group Self-invested personal pensions;
◆	Mastertrust;
◆	Investment Only capability for workplace pension schemes; and
◆	Institutional Trading Platform.

Protection products

Aegon UK offers a range of products for individual customers, including life cover, critical illness and income protection available through financial advisers. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition. This also provides a strong overlap with the target customers for Aegon Retirement Choices, giving opportunities to leverage sales and promotional activity. In addition, Aegon UK offers a range of protection products for small- to medium-sized companies that wish to insure key personnel.

Traditional Pensions

Traditional Pensions include a variety of individual and corporate pensions and with-profits products. These products are not actively marketed, but have a large number of existing customers.

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

Aegon UK’s competitors include traditional insurance companies, investment platforms and asset managers, with a key competitive dimension being the degree to which companies see their growth coming from extending into distribution or asset management versus building scale in administration.

Regulation and supervision

All relevant Aegon UK companies based in the United Kingdom are regulated by the Prudential Regulation Authority (PRA) and/ or the Financial Conduct Authority (FCA).

Annual Report on Form 20F 2018

356	Additional information Overview – United Kingdom

The PRA is responsible for the prudential regulation of deposit takers, insurers and major investment firms. The FCA is responsible for regulating firms’ conduct in retail and wholesale markets. It is also responsible for the prudential regulation of those firms that do not come under the PRA’s remit.

The Aegon Master Trust will be subject to regulatory oversight by the Pensions Regulator following industry changes to authorise Master Trusts and implement revised regulatory powers.

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

Since the introduction of Solvency II on January 1, 2016, Aegon has been using a Partial Internal Model (PIM) to calculate the solvency position of its insurance activities in the United Kingdom. The internal model was approved in December 2015, by the PRA as part of the Internal Model Application Process, with an additional Major Model Change approved in July 2017, which added Currency Risk and Operational Risk into the Internal Model.

In addition, Aegon uses the matching adjustment in the calculation of the technical provisions for its annuities, and uses the volatility adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees. Following the sale of the majority of its annuity business in 2016, Aegon no longer uses the transitional measures on technical provisions.

CRD IV

The Capital Requirements (Country by Country Reporting) Regulations 2013 (‘CRD IV’) came into force on January 1, 2014. These require credit institutions and investment firms, as defined within the directive, which are regulated under CRD IV, to “disclose annually, specifying by Member State and by third country in which it has an establishment, the following information on a consolidated basis for the financial year”:

◆	Name, nature of activities and geographical location;
◆	Turnover;
◆	Number of employees on a full time equivalent basis;
◆	Profit or loss before tax, and tax on profit or loss;
◆	Public subsidies received.

Cofunds Ltd and Aegon Investment Solutions Ltd are regulated by the FCA and maintain a capital framework in line with CRD IV. The information required by the legislation is published on Aegon’s websites.

Annual Report on Form 20F 2018

357	Additional information Overview – Central & Eastern Europe

Overview of Central & Eastern Europe

In 2018 Aegon had operations in the Central & Eastern European (CEE) countries of the Czech Republic, Hungary, Poland, Romania, Slovakia, and Turkey. It first entered the Central & Eastern European market in 1992 with the purchase of a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Aegon Hungary is Aegon’s leading business in Central & Eastern Europe. In line with its strategic objective to optimize its portfolio and capital allocation across its businesses, in 2018 Aegon agreed to sell its subsidiaries in Czech Republic and Slovakia. The transaction was subject to customary regulatory approvals and was closed on January 8, 2019.

Organizational structure

Aegon’s main subsidiaries in Central & Eastern Europe are:

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság (Aegon Hungary Composite Insurance Co.);
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna (Aegon Poland Life);
◆	Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna (Aegon Poland Pension Fund Management Co.);
◆	Aegon Emeklilik ve Hayat A.Ş. (Aegon Turkey).;
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A (Aegon Romania Pension Administrator Co.).

Overview of sales and distribution channels

Aegon operates through a number of different sales channels in Central & Eastern Europe. Aegon Hungary Insurance is a composite insurance entity and owns several subsidiaries that also operate in the financial services sector. The Group’s products are therefore marketed via a broad range of channels, the most important of which are tied agents and insurance brokers, in addition to bank partners, call centers, key account managers and its online channel. In Poland, unit-linked and different types of traditional life insurance products are distributed by tied agents and broker partners, while in Romania these types of products are distributed mainly by bank partners. In Turkey, the most important sales channels are insurance brokers and tied agents, in addition to bank partners, which distribute savings and term life insurance products. In the Czech Republic and in Slovakia, which were sold in January 2019, Aegon distributed mostly unit-linked and term life insurance policies with the help of broker sales partners.

Overview of business lines

Life & Savings

Aegon’s companies in Central & Eastern Europe offer a range of life insurance and personal protection products. These include traditional life and unit-linked products, the latter of which cover all types of life insurance, including pension, endowment and savings.

Traditional general account life insurance mainly consists of index-life products that are not unit-linked, but have guaranteed interest rates, in addition to group life and preferred term life products.

Preferred life is an individual term life insurance product that offers insurance protection. The product distinguishes between whether an individual is a smoker or non-smoker, and uses standard and preferred pricing dependent on the respective health of customers.

Group life contracts are renewable each year and carry optional accident and health cover.

In Hungary, Aegon offers a wide range of life insurance products: including term life, whole life, group life insurance, accidental life and traditional saving type products, in addition to unit-linked policies, which are frequently accompanied with riders. These riders provide customers – in addition to the main coverage – with additional financial support in the event of, for instance: having an accident, becoming disabled, or being hospitalized. Aegon is a significant market player in Hungary in the unit-linked segment.

In Poland, Aegon focuses on unit-linked as well as traditional life products. In line with local regulatory and market developments, the products marketed have been modified in recent years.

In Romania, Aegon undertakes life insurance business via a branch of Aegon Poland Life Insurance Company. The Romanian branch sells unit-linked, term life and endowment insurance policies.

Annual Report on Form 20F 2018

358	Additional information Overview – Central & Eastern Europe

In Turkey, Aegon provides only traditional life insurance products, the most important of which are pure term life with several riders, term life with premium refund on maturity, and saving-type endowment products. Aegon’s insurance portfolio is growing significantly in Turkey due to the country’s high growth rate.

In both the Czech Republic and Slovakia, Aegon focused on the unit-linked segment, in addition to offering term life products and offering a wide range of riders that cover, among others, accidental death, disability, critical illness risks, and providing a daily hospitalization allowance to insured clients.

Also in Hungary, up until the end of September 2018 Aegon Hungary Home Savings and Loan Association provided a saving product combined with a preferential loan option, which is subsidized by the state during the saving period. In accordance with Aegon’s strategy on October 1, 2018 Aegon Hungary Home Savings and Loan Association suspended its sales activities.

As a further step to rationalize Aegon’s geographical footprint and focus its resources on its key markets, on August 16, 2018, Aegon announced it had agreed to sell its life insurance business lines in the Czech Republic and Slovakia to NN Group. This transaction was subject to customary regulatory approvals, and was closed on January 8, 2019.

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

On June 4, 2018, Aegon agreed to sell its performing mortgage loan portfolio to Raiffeisen Bank Zrt., member of the Raiffeisen Bank International Group. This was followed by the sale of Aegon Hungary Mortgage Finance Co. to Intrum Justitia Zrt., being the Hungarian subsidiary of Intrum Justitia AB, the Swedish public company engaged in credit management. The transaction was subject to customary regulatory approval, and was closed on October 8, 2018.

Pensions

Aegon’s pension business in Central & Eastern Europe was impacted by reforms to the pension system in several countries in the region during recent years. In 2018 Aegon was active in the (formerly mandatory) private pension market in Slovakia, Poland and Romania. In the voluntary pension market, Aegon was active in Hungary, Turkey and Romania.

As of December 31, 2018, Aegon managed the savings of 3.1 million pension fund members in Central & Eastern Europe. In terms of assets under management, Aegon’s private pension funds in Poland, Slovakia and Romania, and its voluntary pension fund in Hungary, are significant market players in the respective countries. In terms of numbers of members, Aegon has a significant market presence in Poland, Romania, and Hungary.

On September 1, 2017 Aegon took over the management of Nordea’s Pillar 2 pension fund in Poland. The deal brought economies of scale and helped further improve the quality of services that Aegon provides to its customers. The merger of the two funds created the fourth largest Pillar 2 pension fund in the market.

Aegon’s private pension business in Slovakia, together with its life insurance operation in the market, was sold to NN Group on January 8, 2019.

Non-life

Aegon Hungary offers non-life cover (mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance). Aegon is the leading insurance company in the Hungarian household market. In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for the cross-selling of life insurance.

As part of Aegon’s regional expansion, Aegon Hungary has operated branch offices selling household insurance policies in Slovakia since 2010 and in Poland since 2011.

Annual Report on Form 20F 2018

359	Additional information Overview – Central & Eastern Europe

Competition

In 2017, Aegon was the third largest life insurance provider in Hungary, based on annual standardized premium income, and the third largest provider in the non-life insurance market. In Turkey, Aegon was ranked fifth in the life insurance market based on written premium at the end of 2018. Aegon is a less significant market participant in Poland, Slovakia, the Czech Republic and Romania.

Aegon was ranked third in terms of both the number of participants and managed assets in 2017 in the voluntary pension fund market in Hungary. Aegon was ranked fifth in terms of managed assets in December 2018 and also fifth in terms of number of participants in November 2018 in the Slovakian private pension market. Based on November 2018 data, Aegon was ranked fourth in terms of both the number of participants and managed assets in Poland. In September 2018, Aegon was the fourth largest provider in the Romanian mandatory private pension market, both in terms of net assets under management and number of participants.

Regulation and supervision

In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business; not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary, which is a composite insurance company.

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

In Hungary, the Credit Institutions and Financial Enterprises Act (2013) stipulates the foundation, operation and reporting obligations of the country’s financial institutions. Just like Aegon Hungary Composite Insurance Company, Aegon Hungary Home Savings and Loan Association is also under the supervision of MNB, as was Aegon Hungary Mortgage Finance Company before it was sold to and renamed by Intrum.

Annual Report on Form 20F 2018

360	Additional information Overview – Spain & Portugal

Overview of Spain & Portugal

Aegon entered the Spanish insurance market in 1980. In recent years, Aegon’s activities in Spain have developed through distribution partnerships with Spanish banks.

Aegon Spain Holding BV (hereafter referred to as Aegon Spain) operates in Spain through Aegon España S.A.U. de Seguros y Reaseguros. In addition, Aegon Spain operates in Spain through long-term partnerships with Banco Santander S.A. (offering both life and general insurance products) and Liberbank, S.A. (offering life products).

Aegon Spain also operates in Portugal through a long-term partnership with Banco Santander, S.A., offering both life and general insurance products.

Aegon Administracion y Servicios A.I.E., a separate legal entity, provides administration and operations services to all Aegon companies in Spain and Portugal, including joint ventures with third parties.

Organizational structure

Aegon’s main subsidiaries and affiliates in Spain & Portugal are:

◆	Aegon España S.A.U. de Seguros y Reaseguros;
◆	Aegon Administracion y Servicios A.I.E.;
◆	Aegon Activos A.V, S.A.;
◆	Aegon Mediación, S.L.U.;
◆	Santander Generales Seguros y Reaseguros S.A. (51%);
◆	Santander Vida Seguros y Reaseguros S.A. (51%);
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (50%);
◆	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (51%);
◆	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (51%).

Overview of sales and distribution channels

Aegon Spain´s subsidiaries and affiliates distribute their insurance products nationwide through partner branches and its own sales network. The main distribution channel in the Spanish market is bancassurance, which accounts for 69% of life sales, with brokers and direct customers accounting for 23% and 8% of the total respectively. Overall, the bancassurance channel accounts for 26% of the Spanish household market.

In the Portuguese market, where all business is written through the bancassurance channel with approximately 61% of pure life risk premiums, where credit-related policies mostly related to mortgages play a significant role and 39% of non-life insurance premiums (mainly Household and Accidents).

Aegon Spain and Banco Santander

Since June 4, 2013, Aegon Spain and Banco Santander S.A. have partnered to distribute a number of insurance products in Spain. Banco Santander S.A. is the largest financial institution in Spain, with over 4,600 branches nationwide.

Aegon Spain’s agreement with Banco Santander S.A. initially concerned pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and critical illness). These products are developed through two insurance entities: Santander Vida for pure life risk products and health; and Santander Generales for general insurance products. Aegon Spain and Banco Santander are both shareholders of these entities: Aegon Spain’s share in each entity is 51%; and Banco Santander S.A. owns the remaining 49%. On December 28, 2016, Aegon Spain and Banco Santander further extended their partnership agreement to distribute health insurance products developed by Santander Vida, with sales commencing in 2017. Furthermore, Santander Generales began offering funeral insurance on July 7, 2017.

Since December 31, 2014, Aegon Spain and Banco Santander Totta, S.A., a Portuguese insurance company that is part of the Santander International group, have partnered to distribute a number of insurance products. The partnership concerns the distribution of pure life risk and general insurance products (accident, home and commercial multi-risk insurance, and health) through over 500 branches nationwide – the largest network of its kind in the country. These products are developed through two insurance entities: Aegon Santander Portugal Vida, for pure life risk products; and Aegon Santander Portugal Não Vida, for general insurance products. Aegon

Annual Report on Form 20F 2018

361	Additional information Overview – Spain & Portugal

Spain and Banco Santander Totta, S.A. are both shareholders of these entities: Aegon Spain has a 51% share in each entity and Banco Santander Totta, S.A.´s group owns the remaining 49%.

On December 21, 2015, Banco Santander Totta, S.A. announced that it had acquired Banco Internacional de Funchal (Banif). On December 5, 2016, Aegon Spain and Santander Totta reached an agreement in order to add Banif´s retail and corporate network – consisting of 174 branches and 370,000 clients – to the current distribution network of Aegon Santander Portugal Vida and Aegon Santander Portugal Não Vida.

On July 2, 2018, Aegon Spain and Banco Santander signed an agreement to further expand its successful partnership in Spain. The expansion covers term life and selected lines of non-life insurance following Banco Santander’s acquisition of the Banco Popular franchise in 2017 as well as the acquisition of the term life portfolio of Banco Popular. The transaction will close following the acquisition of the former insurance partner business by Banco Santander.

On December 21, 2018, Aegon Spain and Banco Santander signed an agreement to further expand its partnership in Portugal. The expansion covers term life and selected lines of non-life insurance following Banco Santander’s acquisition of the Banco Popular franchise in 2017 as well as the acquisition of the term life and selected lines of non-life insurance portfolios of Banco Popular. The transaction is expected to close following the technological migration of the portfolios in 2019.

Aegon Spain and Liberbank

Liberbank, S.A. has a presence nationwide, with a special focus on retail markets in a number of Spanish regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. currently distributes its products through nearly 475 Liberbank, S.A. branches. Aegon Spain and Liberbank S.A. are both shareholders of Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A.. Aegon’s share in this entity is 50%, and Liberbank, S.A. owns the remaining 50%.

Aegon Spain own network

Aegon Spain’s own network offers life insurance, health insurance, pension products and mutual funds. It uses two main distribution channels: its own network of brokers and agents for the products of its full subsidiaries, which comprises 90% of the total; and a direct channel, which comprises 10% of the total.

In 2018, Aegon Spain implemented an efficiency plan in order to its streamline its core activities. The project, which focused on transforming the health insurance business and simplifying operational processes and improving efficiency in general. A substantial number of positions was restructured on the basis of a social plan. New expenses control tools and processes were implemented in order to make savings last in time. Aegon Spain also ceased the activities of its subsidiary Aegon Activos A.V. S.A., mainly distributing mutual funds.

Overview of business lines

Aegon Spain focuses primarily on retail customers. It offers individual life, pensions, general insurance, accident and health products through different distribution channels, including its own channels (agents, brokers and direct), together with bancassurance products through its joint venture partnerships with Liberbank S.A. and Banco Santander Group, the latter of which in both Spain & Portugal.

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

Annual Report on Form 20F 2018

362	Additional information Overview – Spain & Portugal

Health

Health insurance is offered by Aegon Spain in Spain through its own network of brokers and agents, direct channels, and

Santander’s network of branches. Medical expense coverage for doctor visits, diagnoses, hospitalization, dental and other health covers are offered through a broad network of medical partners across the country.

The gross premium written contribution in 2018 for each of Aegon Spain’s business lines was 51% for life insurance, 23% for accident and health insurance, and 26% for general insurance.

Competition

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. The life market is dominated by Grupo VidaCaixa, with a 28% market share, and Zurich, with a 9% market share, followed by Mapfre, with a 8% market share. Aegon Spain’s market share is less than 1%.

For Aegon Spain’s health and general insurance products, the main competitors are both foreign and local companies. Grupo Mutua Madrileña leads the non-life insurance market with a 14% market share, followed by Mapfre with a 14% market share, and Allianz with a 7% market share. The non-life market is more fragmented than the life one. Aegon Spain’s multi-risk business line is responsible for non-life and has a market share of less than 1%.

With respect to the life insurance Portuguese market, Fidelidade and Ocidental Vida are the main players with a combined market share in 2018 of 56% (based on issued premiums of insurance contracts and deposits of financial products).

In the non-life, Fidelidade is also the main player with a market share of 26%, followed by a new company named Seguradoras Unidas with 16%. Seguradoras Unidas is the result of a merger of several insurance companies, including Tranquilidade and Açoreana.

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

Annual Report on Form 20F 2018

363	Additional information Overview – Asia

Overview of Asia

Aegon Asia operates through three major joint ventures in India, Japan and the People’s Republic of China (hereafter referred to as ‘China’), in addition to several wholly-owned subsidiaries, including Aegon’s businesses in Hong Kong and Singapore that serve the high-net-worth segment.

Organizational structure

Aegon’s main operating companies in Asia (including Aegon’s ownership percentages) are:

◆	Aegon THTF Life Insurance Co. Ltd. (50%);
◆	Aegon Life Insurance Co. Ltd. (49%);
◆	Aegon Sony Life Insurance Co. Ltd. (50%);
◆	SA Reinsurance Ltd. (50%); and
◆	Transamerica Life (Bermuda) Ltd. (100%).

Joint ventures

Aegon operates in China through a joint venture with Tsinghua Tongfang Co. Ltd (THTF) called Aegon THTF Life Insurance Co. Ltd. (Aegon THTF). Aegon THTF is licensed to sell both life insurance and accident and health products in China. Since 2003, the company has expanded its network of offices and business in China. Having established 13 branches, its geographic presence has access to a potential market of over 656 million people, primarily in the coastal provinces of eastern China.

Aegon has been operating in India through its joint venture life insurance company, Aegon Life Insurance Co. Ltd (Aegon Life), since 2008, and its current joint venture partner is Bennett, Coleman & Co. Ltd. (BCCL). The joint venture follows a digitally focused direct-to-consumer strategy.

Since 2009, Aegon has been operating in Japan through a joint venture with Sony Life, one of Japan’s leading insurance companies, named Aegon Sony Life Insurance Co., Ltd. (Aegon Sony Life). The primary focus of Aegon Sony Life is variable annuity sales in Japan. Aegon and Sony Life also jointly established a reinsurance company, SA Reinsurance Ltd. (SARe), to provide Aegon Sony Life with greater flexibility in the pricing and design of its annuity products. Launched in 2010 and based in Bermuda, SARe manages the guaranteed benefit risks of Aegon Sony Life’s products.

Wholly-owned subsidiaries

The Transamerica companies have over 100 years of history. This long tradition continues in Asia when Transamerica opened its first sales office in Shanghai over 80 years ago in 1933. Transamerica Life (Bermuda) Ltd. (TLB) was established in 2005 and its full-service branches opened in Hong Kong and Singapore in 2006.

Aegon Insights is a marketing, distribution and administration services business operating in the Asia-Pacific region with new business discontinued since 2017 due to change in consumer preferences. The Aegon Insights business, currently maintains operations in Australia, Hong Kong, Indonesia, Japan and Thailand to serve existing customers.

Overview of sales and distribution

In China, Aegon THTF follows a multi-channel distribution strategy. Current distribution channels include agency, brokerage, banks, direct marketing, group and digital.

In India, Aegon Life now distributes its products predominantly via its e-sales channels, utilizing its own website and e-commerce partners, as well as its own direct sales force.

Aegon Sony Life in Japan has two distribution channels: the Sony Life Planner channel (operated by Sony Life), with over 5,100 agents; and the bank distribution channel, which consists predominately of mega banks and regional banks.

TLB distributes its products to high-net-worth consumers through relationships with local and international brokers, as well as through bancassurance channels.

Annual Report on Form 20F 2018

364	Additional information Overview – Asia

Overview of business lines

High-net-worth businesses

TLB’s main products consist of USD denominated Universal Life and USD denominated Term Life Insurance plans for the high-net-worth market segment. Universal Life products are TLB’s key products to meet the needs of high-net-worth individuals, supporting estate planning by providing life protection, while also helping to preserve and accumulate wealth. In addition to the Universal Life products, Term Life products are also offered with financial protection at a guaranteed level rate for up to 30 years.

Aegon Insights

Aegon Insights primarily worked with local insurers to develop marketing, distribution and administration solutions tailored to the needs of specific markets and customers. With changes in consumer preferences, the ongoing focus is on exploring opportunities in the emerging digital distribution landscape, in addition to continuing to provide services to existing customers. Revenue is primarily generated through reinsurance arrangements and fee income from marketing services, product distribution and administration. During 2017, Aegon made the strategic decision to discontinue Aegon Insights’ outbound telemarketing businesses.

Strategic partnerships

In China and India, Aegon provides a broad range of life insurance products including unit-linked, universal life, and traditional life products. Aegon also offers variable annuities in Japan through Aegon Sony Life.

In China, Aegon THTF’s agency, broker, and direct marketing channels primarily offer its flagship whole-life critical illness products. Other products, such as participating annuity and endowment (via agency), whole life insurance products (via brokers) and personal accident (via direct marketing) are, however, also offered through these channels. Regular premium critical illness, whole-life insurance, traditional or participating annuity and single premium annuity are the key products offered in the bancassurance channel, while the digital channel is currently focused on offering protection products. Aegon THTF also offers non-life products (primarily consisting of short-term accident and short-term health products) through all channels. Non-life sales are, however, concentrated in the group channel, where the main products are group medical policies.

In India, Aegon Life offers term life plans, traditional participating and non-participating savings products, and unit-linked life insurance plans through the direct sales force and e-sales channels.

In Japan, Aegon Sony Life offers variable annuities in JPY, USD and AUD. These products typically provide a guaranteed minimum death benefit, together with a lifetime withdrawal benefit and an accumulation benefit with or without a minimum guarantee.

Since 2010, SARe has assumed the risk on all minimum guarantees offered on Aegon Sony Life’s variable annuity products.

Aegon also makes investments in digital distribution platforms in the Asia region to expand distribution capabilities.

Competition

China: Aegon THTF

As of November 30, 2018, there were 91 life insurance companies in the market, including 63 domestic life companies and 28 foreign life insurers. Based on total premium income, Aegon THTF ranked fifty-fifth among life insurance companies and fifteenth among foreign life companies in China. Aegon THTF’s market share among foreign-invested companies was 1.64% in terms of total premium.

India: Aegon Life

There were 24 licensed life insurers in India at the end of December 2018. While the state-owned Life Insurance Corporation of India continues to maintain a dominant share of new business premiums (April 2018 to December 2018), private sector companies have shown double-digit growth to obtain more than 58% of the individual recurring new business premiums written. Aegon Life India ranked twenty-third according to individual recurring premiums (April 2017 to December 2018).

Japan: Aegon Sony Life

There are seven active companies in Japan’s variable annuities market. In 2018, Aegon Sony Life ranked second in terms of market share behind Dai-ichi Frontier Life, followed by Nippon Life and Credit Agricole Life.

Hong Kong and Singapore: TLB

TLB’s main competitors in Hong Kong and Singapore have traditionally been the global providers in the high-net-worth market, such as HSBC Life, Manulife Bermuda, and Sun Life Bermuda. The local subsidiaries of both Sun Life and Manulife, in addition to domestic

Annual Report on Form 20F 2018

365	Additional information Overview – Asia

insurers such as AIA, Great Eastern Life, Singapore Life, Generali, AXA, and FWD, are however increasingly developing very competitive offerings for the same market segment.

Regulation and supervision

China: Aegon THTF

The insurance industry in China is regulated by the China Banking and Insurance Regulatory Commission (CBIRC). During 2018, the CBIRC’s main focus was on strengthening weak links, tightening supervision, deepening reforms, accelerating opening-up of the sector and joint supervision. Consequently, The CBIRC increased supervision on liquidity risks, solvency risks, product risks, sales practices and anti-money laundering. It also reformed regulations around foreign investment and selling insurance online.

India: Aegon Life

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI).

The IRDAI regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.

The IRDAI is active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. Steps initiated by the IRDAI during 2018 included the issuance of regulations with regards to Insurance brokers and corporate governance guidelines on key managerial persons. IRDAI has also issued ‘circulars’ that provide additional information about Insurance repositories and electronic issuance of insurance policies, point of sale guidelines, transfer of unclaimed amount by policyholders to senior citizen fund and a roadmap towards risk based supervision of insurance sector.

Japan: Aegon Sony Life

The Financial Services Agency (FSA) is the government agency that supervises all insurance companies in Japan. New products and major product amendments are filed with, and approved by, the FSA, in addition to general policy provisions, statements of business procedure, and pricing and valuation.

The FSA published the “Principles for Customer-Oriented Business Conduct” to help accumulation of personal financial assets. In addition, the FSA also updated its guideline to enhance risk management by risk-based approach in March 2018, particularly to address issues around anti-money laundering and terrorism financing.

Hong Kong, Singapore and Bermuda: TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the integrated regulator of the financial services sector in Bermuda. TLB’s Asia branches are registered and licensed in Hong Kong and Singapore. The insurance industry in Hong Kong was until June 26, 2017, regulated by the Office of the Commissioner of Insurance (OCI). Changes to the Insurance Companies Ordinance in 2015 provided for the establishment of a new independent insurance authority (IA, which came into operation and started regulating insurance companies in June 2017). The IA is expected to take over the regulation of insurance intermediaries from the three Self-Regulatory Organizations (SROs) through a statutory licensing regime in mid-2019.

The insurance industry in Singapore is regulated by the Monetary Authority of Singapore (MAS). The MAS is an integrated regulator that oversees all banks, insurers, capital market intermediaries and financial advisors in Singapore.

Asia: Aegon Insights

A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include: marketing/ consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of activities undertaken by entities licensed by Aegon Insights. These regulators include the FSA in the Japan, the Office of Insurance Commission in Thailand, the Australian Securities & Investments Commission in Australia, and the Confederation of Insurance Brokers in Hong Kong. Aegon Insights keeps abreast of all relevant changes or proposed changes to regulations in all of its markets.

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

Annual Report on Form 20F 2018

366	Additional information Overview – Aegon Asset Management

Overview of Aegon Asset Management

Aegon Asset Management is an active investment manager that uses its investment management expertise to help people achieve a lifetime of financial security.

Organizational structure

Aegon Asset Management is a provider of investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, Hong Kong, Japan, Germany, Hungary and Spain. It operates under three main brands:

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

Strategic direction and global oversight of business performance is executed by the Global Board of Aegon Asset Management, which has both global and local roles and responsibilities. This Board is supported by the Governance Risk & Compliance Committee and the Human Resources Committee, together with a Global Strategic Change Committee. Members of the Global Board are appointed by Aegon N.V.. The Risk Advisory Committee and Remuneration Committee support Aegon’s oversight of Aegon Asset Management.

As of January 1, 2018, the activities of Aegon Investment Management B.V. and Kames Capital plc have been governed by a joint European Executive Committee. The-day-to-day management of these two entities is delegated to the European Executive Committee. The statutory boards of Aegon Investment Management B.V. and Kames Capital plc remain ultimately responsible for the entities, and have the duty to oversee the delegated authorities. As part of this integration in Europe, Aegon Asset Management plans to merge the operating entities Aegon Investment Management B.V. and TKP Investments B.V. on January 1, 2019. The brand TKPI and services offered thereunder will continue to exist.

The Target Operating Model program (TOM), which started in January 2018, is a multi-year initiative that will upgrade operational capabilities in Europe and the US in support of Aegon Asset Management’s wider business strategy. The TOM addresses four key themes (capability convergence, data as a service, pace of change and governance) and will deliver a robust data infrastructure, streamlined and upgraded global systems, and operational efficiencies that will enable Aegon Asset Management to become more responsive to changing client needs.

Overview of sales and distribution channels

Aegon Asset Management uses a variety of sales and distribution channels in the Americas, Europe and Asia. These include, among others: affiliated companies, direct to institutional clients, independent investment advisors, investment consultants, joint ventures and third-party investment platforms.

Annual Report on Form 20F 2018

367	Additional information Overview – Aegon Asset Management

Overview of business lines

Aegon Asset Management has three distinct business lines.

General account business consists of funds held on the balance sheet of Aegon insurance companies to meet policyholder liabilities typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and mortgage loans. Furthermore, Aegon Asset Management manages Aegon’s general account derivatives book of Aegon the Netherlands.

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

For third-party business sourced externally, Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The main asset classes are fixed income and equities, and the funds are usually managed against a benchmark or peer group target. The institutional businesses typically sell tailored services to large corporations or pension funds. Aegon Asset Management employs a full range of asset classes, and manages the funds against objectives, targets and risk profiles agreed with clients. Aegon Asset Management offers both absolute and relative return products. Via its brand TKPI, Aegon Asset Management offers fiduciary services and manager selection propositions targeted at institutional investors.

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

In the Netherlands, Aegon Asset Management provides a wide range of investment strategies and solutions to institutional and wholesale clients, and through its affiliated insurance company to retail clients. In the third-party institutional market, it competes with domestic and global asset managers as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, JP Morgan, Nationale Nederlanden Investment Partners, Robeco and Kempen.

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

Annual Report on Form 20F 2018

368	Additional information Overview – Aegon Asset Management

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

Annual Report on Form 20F 2018

369	Additional information Risk factors Aegon N.V.

Risk factors Aegon N.V.

Aegon faces numerous risks, some of which may arise from internal factors, such as inadequate compliance systems and operational change management. Others may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. These risks, whether internal or external, may materially and adversely affect the Company´s operations, its earnings, the value of its investments, the sale of certain products and services or its ability to fulfil its obligations in respect of securities issued or guaranteed by it. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose some or all of the value of their investments. Additional risks of which Aegon is not presently aware could also materially and adversely affect its operations and share price. The business of an international financial services group such as Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight. The next two sections provide a description of risk factors relating to Aegon´s businesses and Aegon’s securities, including its common shares, of which Aegon is aware and that it considers material. The order in which the risk factors are presented is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Risks relating to Aegon’s business

The following covers risk factors that may affect Aegon´s businesses and operations, as well as risk factors that are particularly relevant to Aegon in periods of significant economic uncertainty. Additional risks to which Aegon is subject include, but are not limited to, the factors mentioned under ‘Forward-looking statements’, and the risks of Aegon’s businesses described elsewhere in this Annual Report.

Disruptions in the global financial markets and general economic conditions may affect, and could have materially adverse effects on Aegon´s businesses, results of operations, cash flows and financial condition.

Aegon’s results of operations and financial condition may be materially affected from time to time by uncertainty, fluctuations or negative trends in general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation and interest rate levels in the countries in which Aegon operates. The global financial crisis has shown that financial markets can experience extreme volatility and disruption.

Any disruptions or downturns in the global financial markets or general economic conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes, among other assets. Aegon may also experience a higher incidence of claims and unexpected policyholder behavior such as unfavorable changes in lapse rates. Aegon’s policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon’s businesses, results of operations, cash flows and financial condition, and Aegon cannot predict with any certainty if or when such actions may occur.

Governmental action in the United States, the Netherlands, the United Kingdom, the European Union and elsewhere to address any of the above may impact Aegon’s businesses. Aegon cannot predict the effect that these or other government actions as well as actions by the European Central Bank (ECB) or the Federal Reserve may have on the financial markets or on Aegon’s businesses, results of operations, cash flows and financial condition.

Declines in value and defaults in Aegon’s debt securities, private placements and mortgage loan portfolios held in Aegon’s general and separate accounts, or the failure of certain counterparties, may adversely affect Aegon’s profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, the value of a bond declines due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter (OTC) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfil their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default. Losses in excess of predicted losses due to any such default or series of defaults by issuers or counterparties may have a material adverse effect on Aegon’s results of operations and financial position.

Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can result in separate account losses, which increase the probability of future loss events. In the United States and

Annual Report on Form 20F 2018

370	Additional information Risk factors Aegon N.V.

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

A decline in equity markets may adversely affect Aegon´s profitability and shareholders´ equity, sales of savings and investment products, and the amount of assets under management.

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

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards, are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income.

Interest rate volatility or sustained low interest rate levels may adversely affect Aegon´s profitability and shareholders´ equity.

Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long- and short-term interest rates as well as to changes in the volatility of interest rates.

During periods of decreasing interest rates or sustained low interest rates, as experienced in recent years, Aegon may not be able to preserve margins due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, due to lower policy lapses and longer duration of annuities.

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

Annual Report on Form 20F 2018

371	Additional information Risk factors Aegon N.V.

Depending on economic developments, interest rates for securities with shorter maturities may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could further push down the longer end of the interest rate curve which could have significant implications for Aegon’s operations and financial results.

The profitability of Aegon’s spread-based businesses depends in large part upon the ability to manage interest rate risk, credit spread risk and other risks inherent in the investment portfolio. Aegon may not be able to successfully manage interest rate risk, credit spread risk and other risks in the investment portfolio or the potential negative impact of those risks.

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in the notes to the consolidated statements, note 4 Financial risks, section “Interest rate risk” of Aegon’s Annual Report 2018.

Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity

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

In general, if interest rates rise, there will be unrealized losses on assets carried at fair value that will be recorded in other comprehensive income (available-for-sale investments) or as negative income (investments at fair value through profit or loss) under IFRS. This is inconsistent with the IFRS accounting on much of Aegon’s liabilities, where corresponding economic gains from higher interest rates do not affect shareholders’ equity or income in the shorter term. Over time, the short-term reduction in shareholders’ equity and income due to rising interest rates would be offset in later years, all else being equal.

Increased withdrawals and the need to post margin in relation to interest rate swaps when rates rise rapidly will put a strain on Aegon’s available liquidity. Aegon’s liquidity risk strategy tests this scenario to ensure that there is sufficient liquidity available now to withstand a rapid rise in rates.

Aegon may not manage risks associated with the reform and replacement of benchmark rates effectively.

The reform and expected replacement of IBORs (Interbank Offered Rates) such as Euribor, Eonia and LIBOR with alternative benchmark rates introduces a number of risks for Aegon, its clients, and the financial services industry more widely. This includes, but is not limited to:

◆	Legal risks, as changes required to documentation for new and existing transactions may be required;
◆	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates;
◆	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some instruments;
◆	Operational risks, due to the potential requirement to adapt informational technology systems, trade reporting infrastructure and operational processes; and
◆	Conduct risks, relating to communication with potential impact on customers, and engagement during the transition period.

Various supranational institutions, central banks, regulators, benchmark administrators and industry working groups play a role in the benchmark reform and the preparation for the replacement of IBORs. At this moment there is still a lot of uncertainty around a timetable and mechanisms for implementation. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect Aegon. However, the implementation of alternative benchmark rates may have a material adverse effect on Aegon’s business, financial condition, customers and operations.

Annual Report on Form 20F 2018

372	Additional information Risk factors Aegon N.V.

Fluctuations in currency exchange rates may affect Aegon´s reported results of operations.

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

The sensitivity of Aegon’s net income and shareholders’ equity to foreign exchange translation risk is provided in the notes to the financial statements, note 4 Financial risks, section “Currency exchange risks” of Aegon’s Annual Report 2018.

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

Many of Aegon’s derivatives transactions require Aegon to grant collateral against declines in the fair value of these contracts. Volatile financial markets may significantly increase requirements to grant collateral and adversely affect its liquidity position. Further, a downgrade of Aegon’s credit ratings may also result in additional collateral requirements.

Underwriting risk relates to the products sold by Aegon insurance entities. The underwriting process requires, among others, the setting of assumptions. Aegon’s reported results of operations and financial condition may be affected by differences between actual claims experience and underwriting and reserve assumptions both due to incurred gains/losses and from potential changes in best estimate assumptions that are used to value insurance liabilities.

There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both IFRS and Solvency II reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical

Annual Report on Form 20F 2018

373	Additional information Risk factors Aegon N.V.

provisions for insurance liabilities, which may reduce Aegon’s income and solvency ratio. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs should there be an expectation that the costs are not fully recoverable. This may have a materially adverse effect on Aegon’s results of operations and financial condition.

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

The sensitivity of Aegon’s net income and shareholders’ equity to changes in various underwriting risks is provided in the notes to the consolidated financial statements, note 36 “Insurance contracts” of Aegon’s Annual Report 2018.

Valuation of Aegon´s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon´s results of operations and financial condition.

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

Certain products, particularly Aegon’s variable annuity products and defined benefit pension business in the Netherlands, include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be in excess of account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. As a result, a drop in the value of underlying assets or more volatile markets could result in an increase in the valuation of Aegon’s liabilities associated with these products. An increase in these liabilities may decrease its net income. Aegon uses a variety of hedging and risk management strategies to mitigate these risks. However, these strategies may not be fully effective and hedging instruments may not fully offset the costs of guarantees or may otherwise be insufficient in relation to its obligations. Estimates and assumptions Aegon makes in connection with hedging activities may fail to fully reflect or correspond to the actual (longer term) exposure in respect of guarantees. Further, unexpected policyholder behavior may cause Aegon’s hedging to be less effective. The factors set forth above could have a material adverse effect on its results of operations, financial condition or liquidity.

Aegon may be unable to manage Aegon´s risks successfully through derivatives.

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

Annual Report on Form 20F 2018

374	Additional information Risk factors Aegon N.V.

derivatives, a counterparty’s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon uses the London Clearing House (LCH) as a central counterparty to clear most of its derivatives transactions. In December 2018, the European Commission declared the system of supervision in the United Kingdom to be equivalent to that of the European Union for 12 months following Brexit. If following this period LCH has not been granted recognition as a third country central counterparty by the European Securities Market Authority (ESMA), new and existing derivatives cleared through LCH and executed by EU27 entities, may not comply with EMIR regulations. If this situation materializes then it is possible that existing trades will have to be terminated and replaced by new trades to be cleared by an authorized clearing house located in the EU27. This could lead to additional costs and may impair the effectiveness of Aegon’s hedging programs.

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

Aegon’s business units may utilize quantitative models, algorithms or calculations (whether proprietary or supplied by third parties) (Models) or information or data supplied by third parties (Data) for the management of, or to assist in the management of, investment products offered to clients. Examples of such investment products include volatility controlled funds, mutual funds, separately managed accounts, and other types of advisory accounts. Models and Data are used to construct sets of transactions and investments, to provide risk management insights, and may be used to assist in hedging investments. If Models and Data prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the investment product to additional risks. For example, by utilizing Models or Data, certain investments may be bought at prices that are too high, certain other investments may be sold at prices that are too low, or favorable opportunities may be missed altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful. The applicable investment product bears the risk that Models or Data used will not be successful and the product may not achieve its investment objective.

Models can be predictive in nature. The use of predictive Models has inherent risks. For example, such Models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. In addition, in unforeseen or certain low-probability scenarios (often involving a market disruption of some kind), such Models may produce unexpected results, which can result in losses for an investment product. Furthermore, the success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data.

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

Annual Report on Form 20F 2018

375	Additional information Risk factors Aegon N.V.

Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis, which may decrease Aegon’s returns on its products.

Prudential regulatory requirements such as with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds and the regulatory treatment of investments may change, resulting in increased technical provisions, higher amounts of regulatory capital, more stringent requirements with respect to investments and/or the qualification of own funds. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition. For example, the European Union, the National Association of Insurance Commissioners (NAIC) in the US or US state regulators may adopt revisions to applicable risk-based capital formulas and local regulators in other jurisdictions in which Aegon’s subsidiaries operate may increase their capital requirements.

Prudential regulatory requirements may not only apply to the individual entities in the group, but may additionally apply at sub-group or group level. Important examples of such requirements are Solvency II group supervision, as well as consolidated requirements resulting from the Capital Requirements Directive (CRD) and Capital Requirements Regulation (CRR), as applied to groups containing undertaking bank and/or asset management activities.

The manner in which such requirements are applied to groups like Aegon, has an impact on the group’s capital position, as well as on the availability of capital at group level and changes thereto may have an impact, depending on the nature of the change, on Aegon’s competitive position to competitors that are not subject to these or similar requirements at group level. As an example, as part of the Solvency II group calculation, Aegon uses, at group level, a specific methodology for its US insurance and reinsurance subsidiaries, in addition to the requirements these subsidiaries are subject to under their local prudential regime. This methodology is approved by Aegon’s group supervisor, De Nederlandsche Bank N.V. (DNB), but remains subject to annual review. For further detail on this methodology, we refer to the section ‘‘Regulation and supervision’’ of Aegon’s Annual Report 2018. Changes to this methodology might have an impact on Aegon’s capital position, as calculated under Solvency II group requirements and/or the manner in which DNB otherwise exercises group supervision on Aegon (such as more stringent requirements with respect to intra-group transactions, risk concentrations and reporting).

Furthermore, Aegon and the Aegon Group may be impacted by further changes to the capital adequacy requirements it is subject to as a result of the development of the Insurance Capital Standard (ICS) as part of the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) (a set of international regulatory standards focusing on the effective group-wide supervision of internationally active insurance groups (IAIGs)). For further detail on this development, we refer to the section ‘‘Regulation and supervision’’ of Aegon’s Annual Report 2018.

In addition, since November 3, 2015, Aegon has been classified as a Global Systematically Important Insurer (G-SII). While the qualification is reviewed by the Financial Stability Board (FSB) yearly, the FSB, in consultation with the International Association of Insurance Supervisors (IAIS) and national authorities, decided not to publish a new list of G-SIIs for 2017 or 2018. The policy measures set out in the FSB’s 2016 communication on G-SIIs will continue to apply to the firms listed in the 2016 communication.

In November 2018, the International Association of Insurance Supervisors (IAIS) published a consultation document for a holistic Framework for Systemic Risk in the Insurance Sector. As expressed in the consultation document, IAIS is of the view that the implementation of a holistic framework should remove the need for an (annual) G-SII identification by the FSB and national authorities and be replaced by an enhanced set of policy measures and supervisory powers of intervention that might be applied to a broader set of insurers than are currently on the FSB-list. For further detail on this development, we refer to the section ‘‘Regulation and supervision’’ of Aegon’s Annual Report 2018.

In this respect, the development of ComFrame as well as any additional requirements or standards applicable to either systemic entities or activities could lead to enhanced capital requirements applicable to IAIGs, even if the FSB-list will be discontinued. This could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may lead Aegon to engage in transactions that affect capital, constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and increase the cost to Aegon of offering certain products resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted.

Annual Report on Form 20F 2018

376	Additional information Risk factors Aegon N.V.

In addition to requirements imposed directly through regulatory requirements and/or supervisory authorities rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s regulated subsidiaries in order for Aegon Group and/or its regulated subsidiaries to maintain their desired credit ratings.

In the United States, the NAIC is seeking to better align the Risk-Based Capital charges with the appropriate risk level for invested assets. This may lead to higher risk-based charges for such assets.

Furthermore, the NAIC model regulation ‘Valuation of Life Insurance Policies’, (commonly known as Regulation XXX), requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, Actuarial Guideline XXXVIII, (commonly known as AG38), which is intended to clarify Regulation XXX, requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of Aegon’s newly issued term and universal life insurance products in the United States are affected by Regulation XXX and AG38, respectively.

Subsequently, the NAIC adopted regulations to monitor and provide transparency for insurer-affiliated captive reinsurers. Captive reinsurance structures have been used to manage ‘economically redundant’ reserves for term and secondary guarantee universal life policies. Since the January 1, 2017 enactment of US principle-based reserves for new business, new captive reinsurance structures are no longer required for new issuances of these term and secondary guarantee universal life products and the Company does not anticipate entering into any new captive reinsurance arrangements for such products. The new reserves requirements for US life insurance products are intended by regulators to represent a more economically supported view of the resources required to honor the promises to policyholders. For existing business held in a captive, Aegon may continue to be subject to the risks of adverse publicity and changes in regulations related to captive reinsurance.

Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies, including universal life with secondary guarantees and level term life insurance. Through these structures, Aegon finances certain required regulatory reserves at a lower cost. To the extent that state insurance departments restrict Aegon’s use of captives and regulatory reserve requirements remain unchanged, this could increase costs, limit the ability to write these products in the future or lead to increased prices to consumers on those products. The NAIC continues to consider changes to corporate governance and insurers’ use of captives. Due to the uncertainty of the proposals it is not possible to provide an estimate of the effects at this time.

Regulatory restrictions and failure to comply with regulations may impact Aegon’s ability to do business, its financial position or financial results.

Aegon and its subsidiaries are subject to laws and regulations in numerous jurisdictions in some cases including enforcement and supervision by different regulators with overlapping jurisdictions. Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies, holding companies, groups of insurance companies and/or other financial undertakings and/or financial conglomerates. Failure to comply with or to obtain appropriate exemptions under any applicable laws and regulations may result in restrictions on Aegon’s ability to do business in one or more of the jurisdictions in which Aegon operates and may result in fines and other sanctions, which may have a materially adverse effect on Aegon’s businesses, financial position or results of operations.

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

A downgrade in Aegon´s ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors, and negatively affect Aegon´s results.

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

Annual Report on Form 20F 2018

377	Additional information Risk factors Aegon N.V.

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

Aegon has experienced downgrades and negative changes to its outlook in the past, and may experience rating and outlook changes in the future. A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. A downgrade of Aegon’s credit ratings will have an effect of increased fees on credit facilities and may result in higher funding costs on future long-term debt funding transactions and may affect its ability to obtain reinsurance contracts at reasonable prices or at all.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision, specific to these businesses. The primary purpose of such regulation is to protect clients of these operating companies,

(e.g. policyholders), rather than holders of Aegon shares, capital securities and debt instruments. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, the profitability of its businesses and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than currently is the case, such as regarding the calculation of capital needs, storage, processing and transmission of personal and other information, treatment of own funds, rules or guidance with respect to the modelling of insurance, investment and other risks.

Regulatory changes include or may include capital standards and prudential standards for non-bank companies deemed to be systemically important financial institutions (SIFIs) that are more stringent than the standards applicable to non-SIFIs. While as indicated above, Aegon was designated in 2015 by the FSB as a G-SII, Aegon has not been designated a SIFI in the United States. In addition, US state insurance regulators are developing group capital standards. The scope of application of these standards has not yet been determined. The current US administration announced plans to review aspects of the Dodd-Frank Act. This review may result in changes in laws and regulations that may impact US or global operations.

Other initiatives, such as the development of International Capital Standards (ICS) by the International Association of Insurance Supervisors, may lead to regulations that would increase capital needs and other requirements that would, if not adopted in whole or in part in the relevant markets in which Aegon is active, not be applicable to all insurance and reinsurance carriers and create an uneven competitive playing field.

In the Netherlands, the Dutch Central Bank provided guidance with regard to assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes (LAC-DT). Reduction of this factor would impact the Group Solvency II ratio. The factor of LAC-DT is taken into account in Aegon the Netherlands’ Solvency II ratio, and remained unchanged at 75%. The factor is reassessed quarterly. The Solvency II sensitivity for a 25-percentage point change in the factor is given in the section “Capital and liquidity management” of Aegon’s Annual Report 2018. The treatment of LAC-DT under the Solvency II framework is also one of the elements of the Solvency II review and resulted in some changes with respect to the internal governance requirements regarding the determination of the LAC-DT. A further review of the Solvency II framework has recently commenced. While details on possible changes are yet unknown, the outcomes of this review (referred to as the Solvency II 2020 review) and potential changes to the relevant regulations, guidelines or opinions, or their application by national supervisory authorities may have an impact on the determination of the LAC-DT that may be taken into account by Aegon going forward.

In the United States, the Patient Protection and Affordable Care Act (PPACA) appears to be stable with the change in control of the US House of Representatives. But there may be additional changes in laws and regulations that may impact the US health insurance industry. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of any such changes may significantly impact Aegon USA’s supplemental health insurance products business. The extent of any such changes or the corresponding impact on Aegon USA’s supplemental health insurance business cannot be determined at this time.

Annual Report on Form 20F 2018

378	Additional information Risk factors Aegon N.V.

The United States Department of Labor (DOL) issued a ’Conflict of Interest’ or ‘Fiduciary’ rule in April 2016 (the ‘DOL Rule’) which substantially broadened the definition of ‘fiduciary’ with respect to retirement savings and investment plans and products (‘qualified assets’). The final rule, which was to fully take effect on July 1, 2019, was vacated in its entirety by the Fifth Circuit Court of Federal Appeals on July 21, 2018.

Aegon believes the court’s invalidation of the DOL Rule will not materially impact prospective sales of Aegon America’s retirement plan and annuity businesses. However, any new DOL proposal or promulgation of a heightened standard of care by the SEC, NAIC or any state may have a material adverse impact on Aegon America’s business.

For example, on July 18, 2018, the New York Department of Financial Services (“NYDFS”) amended Regulation 187 which adopts a best interest standard in the sale of life insurance and annuities.

The NYDFS regulation could have a material adverse impact on annuity sales; however, the bigger impact could be with life sales by firms conducting business in the state. It is expected that other states will propose similar regulations impacting the sale of annuities and life insurance products.

In addition, in April 2018, the SEC proposed a Best Interest standard of conduct regulation applicable to broker-dealers and their registered representatives. The proposed regulation requires additional disclosures to clients and imposes heightened mitigation requirements with respect to conflicts of interest. In addition to the proposed Regulation Best Interest, the SEC proposed the use of a written relationship disclosure with investment advisor clients and an interpretation of the standard of conduct applicable to investment advisors.

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

The United Kingdom (UK) leaving the European Union (‘Brexit’), may affect Aegon’s results and financial condition.

On June 23, 2016 the United Kingdom voted in a national referendum to withdraw from the European Union. With continuing uncertainty on if and in what form a “Brexit-deal” will be reached and approved, the implications of ‘Brexit’ remain unclear, with respect to the European integration process, the relationship between the UK and the European Union, and the impact on economies and businesses. Aegon is prepared for all outcomes, including the worst case scenario. For this purpose, Aegon has assessed the risks and possible contingency measures specifically related to a hard Brexit (no-deal) scenario. Despite these efforts, Aegon could be adversely impacted by unexpected developments and market developments such as increased exchange rate movements of the UK pound versus the euro and higher financial market volatility in general due to increased uncertainty, any of which could reduce the value or results of Aegon’s operations. Aegon could also be adversely impacted should ‘Brexit’ result in the UK moving away from agreed and implemented EU legislation like, but not limited to, Solvency II regulations.

Annual Report on Form 20F 2018

379	Additional information Risk factors Aegon N.V.

Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial position.

On January 1, 2019, the Dutch Act on Recovery & Resolution for Insurers (R&R Act) came into force in the Netherlands, replacing the previously applicable intervention regime for insurance companies in the Netherlands faced with financial difficulties. The R&R Act allows DNB to intervene in situations where a Dutch insurer or reinsurer, is faced with financial difficulties. The powers under the R&R Act may also extend to the level of the Group and to entities, other than in insurance or reinsurance entities in the Netherlands, which are part of the group, such as Aegon N.V..

In addition, the R&R Act will allow DNB to require a Dutch insurance or reinsurance company or a group to remove, ex ante, impediments to effective resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition to start certain business activities, change the legal or operational structure of the group, or securing certain critical business lines). The use of this tool may adversely affect Aegon’s business, results of operations and financial position.

Furthermore, to parts of the Aegon Group, in particular Aegon Bank N.V., the framework of the EU Directive on the recovery and resolution of credit institutions and investments firms (the “Bank Recovery and Resolution Directive”) is applicable. The Bank Recovery and Resolution Directive also contains provisions that, in certain specific circumstances, where both Aegon Bank N.V. and Aegon N.V. fail or are likely to fail, could be applied to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors.

Lastly, under Part 6 of the Dutch Financial Supervision Act, the Dutch Minister of Finance may intervene immediately, when the stability of the financial system is threatened by the situation of a financial institution, in which case legal or statutory provisions, applicable to the financial institution, might be surpassed. The intervention measures available to the Minister of Finance, include in particular the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial instruments. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.

There is a risk that the possible exercise of powers, or any perceived exercise of powers, by DNB or the Ministry of Finance could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. The R&R Act, as well as the regime of the Bank Recovery and Resolution Directive is described in more detail in the section “Regulation and supervision” of Aegon’s Annual Report 2018.

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

Aegon faces significant risks of litigation as well as regulatory investigations and actions relating to its and its subsidiaries’ insurance, pensions, retirement administration, securities, investment management, investment advisory and annuities businesses as well as Aegon’s corporate compliance, including compliance with employment, sanctions, anti-corruption and tax regulations.

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

Government and regulatory investigations may result in the institution of administrative, injunctive or other proceedings and/ or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. There can be no assurance that government and regulatory investigations will not have a material and adverse effect on Aegon’s reputation, financial position, and results of operations or liquidity.

Annual Report on Form 20F 2018

380	Additional information Risk factors Aegon N.V.

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

Aegon cannot predict the effect of litigation, investigations or other actions on its businesses or the insurance industry. In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under claims of bad faith, resulting in punitive or treble damages. Damages alleged may not be quantifiable or supportable or may have no relationship to economic losses or final awards. Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon’s businesses, results of operations, cash flows and financial position.

Insurance companies and their affiliated regulated entities are also routinely subject to litigation, investigation and governmental review concerning product fees and costs, including transparency and adequacy of disclosure of initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements including payments or changes to business practices even if Aegon believes the underlying claims are without merit. Several US insurers, including Aegon subsidiaries, have also been named in class actions as well as individual litigation relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. In one such class action against Aegon’s subsidiary pending in the US federal district court for the Central District of California, the parties agreed to settle the case. In January 2019, a court approved the aforementioned settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. In the first individual case against Aegon’s subsidiary to reach trial (in 2017), a jury found that the increase was improper.

In addition, insurance companies and their affiliated regulated entities may face lawsuits that threaten their business models. For example, several US-based Aegon subsidiaries have been named in two purported class actions alleging that the business model inappropriately characterizes distributors as independent contractors instead of employees. Depending on the outcome, these lawsuits, along with similar claims against other companies, as well as regulatory action could necessitate a change in the distribution model and could result in significant settlements or judgments.

In the Netherlands, unit linked products (beleggingsverzekeringen) have been controversial and the target of litigation since 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. In 2013 Aegon took a charge of EUR 25 million after the Dutch Supreme Court ruled adversely in litigation concerning premium amounts charged in the KoersPlan product. Some of the unit linked products are still involved in ongoing litigation. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. In June 2017, the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force. Most of the claims of Vereniging Woekerpolis.nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. Aegon expects the claims and litigation, whether collective or on an individual basis and in court or through alternative dispute resolution mechanisms, on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon.

Lawsuits have also been brought against providers of securities leasing products (aandelenlease producten). Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (remisier) that advised on the sale of the institution’s products, was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a mass claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. The case is now pending at the court of appeal

Annual Report on Form 20F 2018

381	Additional information Risk factors Aegon N.V.

of The Hague. In addition, Aegon is involved in claims for compensation and the cancellation or nullification of contracts concerning the Vliegwiel product, a variation on securities leasing products. Currently, proceedings are pending before the Dutch courts and the Complaint Institute for Financial Services (‘Klachteninstituut Financiële Dienstverlening’), with numerous cases having been initiated by Leaseproces B.V.

There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

For additional information on proceedings in which Aegon is involved, refer to the notes to the consolidated financial statements, note

48 “Commitments and contingencies” of Aegon’s Annual Report 2018.

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

Local statutes and regulators may limit the aggregate amount of dividends payable by Aegon´s subsidiaries and Aegon N.V., thereby limiting Aegon´s ability to make payments on debt obligations.

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

Changes in accounting standards may affect Aegon´s reported results, shareholders´ equity and dividend.

Since 2005, Aegon’s financial statements have been prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity. New accounting standards that are likely to have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include but are not limited to IFRS 9 – Financial Instruments and IFRS 17 – Insurance Contracts.

Further details are provided in the notes to the consolidated financial statements, note 2 “Significant accounting policies” of Aegon’s Annual Report 2018.

Tax law changes may adversely affect Aegon´s profitability, as well as the sale and ownership of Aegon´s products.

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

Annual Report on Form 20F 2018

382	Additional information Risk factors Aegon N.V.

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

Legislators have from time to time, considered possible legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. This may have an impact on insurance products and sales.

Legislators also consider from time to time tax law changes that may increase the amount of taxes due by Aegon or may even introduce new taxes. In the US, effective January 1, 2018, the Tax Cuts and Jobs Act made significant changes to the computation of tax reserves, capitalized policy acquisition costs and the dividends received deduction available to life insurance companies, increasing the amount of tax that Aegon is required to pay. However, effective January 1, 2018 the Tax Cuts and Jobs Act also lowered US corporate tax from 35% to 21%, reducing the amount of tax that Aegon is required to pay.

Competitive factors may adversely affect Aegon´s market share.

Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including using digital technologies and platforms, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by the ban on sales- based commissions in some countries. These competitive pressures may result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability

Adverse market and economic conditions can be expected to result in changes in the competitive landscape. Financial distress experienced by financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which Aegon operates may be affected by government-sponsored programs or actions taken in response to, for instance, dislocations in financial markets.

Aegon may be unable to adapt to and apply new technologies.

New technologies are transforming the insurance industry. New technologies include, but are not limited to, communication channels, automation, artificial intelligence, data analytics and blockchain. These technologies are changing the way insurance is distributed and sold. They are also changing the way insurers manage their businesses and the skills they need in their workforces. Furthermore, the new technologies are influencing customer and consumer demands. Technology makes it easier to move into new markets. This increases competition, not just among peers, but also from new competitors and disruptors. Inability to adapt quickly enough to and apply these new technologies may impact Aegon’s competitive position, and its ability to maintain profitability, and may adversely affect Aegon’s future financial condition and results of operations.

Aegon may experience difficulties in distributing and marketing products through its current and future distribution channels.

Although Aegon distributes its products through a wide variety of distribution channels, Aegon’s ability to market its products could be affected if key relationships are interrupted. Distributors may elect to reduce or terminate their distribution relationship with Aegon due to adverse developments in its business. Further, key distribution partners may also merge, change their business models in ways that affect how Aegon’s products are sold, or new distribution channels could emerge and adversely impact the effectiveness of its current distribution efforts.

Annual Report on Form 20F 2018

383	Additional information Risk factors Aegon N.V.

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

The failure of a sufficiently large and influential financial institution, or other market participant including a government issuer, may disrupt securities markets or clearing and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial and/ or and administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.

Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market- wide liquidity problems and losses or defaults by Aegon or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with which Aegon interacts on a daily basis and financial instruments of governments which Aegon invests in. Systemic risk could have a material adverse effect on Aegon’s ability to raise new funding and on its business, financial condition, results of operations, liquidity and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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

Reinsurers to which Aegon has ceded risk may fail to meet their obligations.

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV of Aegon’s Annual Report 2018 for a table showing life insurance in force amounts and premiums on a direct, assumed and ceded basis.

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

Annual Report on Form 20F 2018

384	Additional information Risk factors Aegon N.V.

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

In recent years, Aegon has made a number of acquisitions and divestitures around the world and it is possible that Aegon may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that may adversely affect Aegon’s operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

Aegon’s acquisitions may result in additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. Divestitures of existing operations may result in Aegon assuming or retaining certain contingent liabilities. Aegon may not be able to divest assets within the time or at the price planned. All of these factors may adversely affect Aegon’s businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that Aegon will successfully identify suitable acquisition candidates or that Aegon will properly value acquisitions made. Aegon is unable to predict whether or when any prospective acquisition candidate will become available, or the likelihood that any acquisition will be completed once negotiations have commenced.

Aegon may not be successful in managing its exposure to climate risk and adequately adapting investment portfolios for the transition to a low-carbon economy

Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. The risks for insurers can be grouped into physical risks and transition risks. Physical risks relate to losses from climate trends (i.e. changing weather patterns and sea level rise) and climate events (i.e. extreme weather and natural disasters). These physical risks impact property & casualty (P&C) insurance, but also life insurance, for instance through higher than expected mortality rates. Losses can also follow from credit risk and collateral linked to the mortgage portfolio. Aegon is exposed to mortality risk and mortgage underwriting risks and has limited exposure to P&C risk, including catastrophic risk. Beyond insured losses from physical climate damages, climate change can increase uninsured damages and losses and may have disrupting and cascading effects on the wider economy and across the financial system. The second category of risks is associated with the transition to a low-carbon economy. These transition risks can affect the value of assets and impact the investments portfolios of insurers. Furthermore, it cannot be ruled out that Aegon itself is unable to adjust to environmental and sustainability goals. The transition risks are determined by largely uncertain factors such as policy and regulatory changes, political, social and market dynamics and technological innovations. Linked to both the physical and the transition risks, there could be litigation and reputational risks following from not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks. The risks can relate both to Aegon and the companies in which it invests.

Aegon takes actions on all mentioned aspects of climate risks. Aegon seeks to reduce its exposure to the physical risks through risk selection, risk monitoring, and purchasing reinsurance. Furthermore, Aegon assesses and takes action on the transition risks of climate change with respect to its businesses and through its responsible investment activities and disclosures. More details on Aegon’s responsible investment and climate change activities can be found in the strategy section of this annual report. Despite these actions and given the significant uncertainties related to climate change and the long-term nature of the issue, it cannot be ruled out that climate change may lead to losses to Aegon’s businesses, the investment portfolios it manages and to its corporate reputation.

Catastrophic events, which are unpredictable by nature, may result in material losses and abruptly and significantly interrupt Aegon´s business activities.

Aegon’s operating results and financial position may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions, pandemic disease and other catastrophes. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters

Annual Report on Form 20F 2018

385	Additional information Risk factors Aegon N.V.

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

Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property, or defend itself against a claim of infringement of a third-party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a materially adverse effect on Aegon’s businesses, results of operations, financial condition and Aegon’s ability to compete. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third-party’s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events may adversely affect Aegon´s profitability, reputation or operational effectiveness.

Operational risk is inherent in Aegon’s businesses and may manifest itself in many ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, cyber intrusions, failure to protect data, processing errors, modeling errors, and/or internal and external fraud. These events may result in financial loss, harm Aegon’s reputation, or hinder Aegon’s operational effectiveness. Further, employee error, unethical behavior and/or misconduct may be difficult to detect and prevent under all circumstances and may result in significant losses.

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

As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, finance and actuarial services, investment management services and policy administration operations to third-party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third-party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer a cyber-attack or other security or privacy breach, Aegon may not realize the productivity improvements or cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternate provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences, all of which could have a material adverse effect

Annual Report on Form 20F 2018

386	Additional information Risk factors Aegon N.V.

on Aegon’s results of operations. In addition, Aegon’s reliance on third-party providers does not relieve Aegon of its responsibilities and requirements. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly, time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third-party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.

Aegon´s operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of Aegon´s information technology or communications systems may result in a material adverse effect on Aegon´s results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If Aegon fails to maintain secure and well-functioning information systems, Aegon may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, Aegon cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt Aegon´s business, damage Aegon´s reputation and adversely affect Aegon´s results of operations, financial condition and cash flows.

Aegon relies heavily on computer and information systems and internet and network connectivity to conduct a large portion of its business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt Aegon’s business operations, damage Aegon’s reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect Aegon’s results of operations, financial condition and cash flows.

The information security risk that Aegon faces includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack Aegon’s systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and its applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as Aegon, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as Aegon have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond Aegon’s control. If Aegon fails to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that Aegon has experienced are believed to have been the result of e-mail phishing attacks targeted at Aegon’s business partners and commercial customers. This in turn led to unauthorized use of valid Aegon website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, Aegon has also faced other

Annual Report on Form 20F 2018

387	Additional information Risk factors Aegon N.V.

types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks. Although to Aegon’s knowledge these events have thus far not been material in nature, Aegon management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that Aegon takes will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

Aegon maintains cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that Aegon may suffer.

A breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by Aegon. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. Effective May 25, 2018, the General Data Protection Regulation (GDPR) took effect in the E.U. Compared to the previous directive, the GDPR, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data and reporting of data breaches, and provides for significantly increased penalties for non-compliance. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the information of our clients and business partners. Aegon, and numerous of its systems, employees and business partners have access to, and routinely process, the personal information of consumers. Aegon relies on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If Aegon fails to maintain adequate processes and controls or if Aegon or its business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage Aegon’s reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations. In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on Aegon’s business, financial conditions and/or results of operations.

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

Annual Report on Form 20F 2018

388	Additional information Risk factors Aegon N.V.

Risks relating to Aegon’s common shares

Aegon´s share price could be volatile and could drop unexpectedly, and investors may not be able to resell Aegon´s common shares at or above the price paid.

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

In 2016, Vereniging Aegon entered into a three year term and revolving facilities agreement with a consortium of banks. In 2018, this agreement was extended to 2021. Under this agreement, Aegon’s common shares in the possession of Vereniging Aegon are pledged to the consortium of banks. If Vereniging Aegon were to default under the facilities agreement in force at that time, the lenders may dispose of Aegon’s common shares held by them as collateral in order to satisfy amounts outstanding.

An additional offering of common shares by Aegon, the restructuring of Aegon’s share capital, the sales of common shares by significant shareholders or by lenders to Vereniging Aegon, or the public perception that an offering or such sales may occur, may have an adverse effect on the market price of Aegon’s common shares.

As of December 31, 2018, there were 2,095,648,244 common shares and 585,022,160 common shares B issued. Of these, Vereniging Aegon held 279,236,609 common shares and 571,165,680 common shares B. All of Aegon’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging Aegon, are free to resell their common shares at any time.

Vereniging Aegon, Aegon´s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon´s corporate actions.

Vereniging Aegon holds 32.6% of the voting shares. For details on the shareholding of Vereniging Aegon its developments, the Amended 1983 Merger Agreement and the Voting Rights Agreement – please see the section Major shareholders on pages 323-325.

Following the 1983 Amended Merger Agreement between Aegon N.V. and Vereniging Aegon Vereniging Aegon has a call option on common shares B. which Vereniging Aegon may exercise to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

Annual Report on Form 20F 2018

389	Additional information Risk factors Aegon N.V.

As a matter of Dutch corporate law, common shares and common shares B offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B are 1/40th of the financial rights attached to a common share. The Voting Rights Agreement between Aegon N.V. and Vereniging Aegon ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon will cast one vote for every common share it holds and one vote only for every 40 common shares B. It is at the sole discretion of Vereniging Aegon if a Special Cause has occurred. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months. Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval.

Currency fluctuations may adversely affect the trading prices of Aegon´s common shares and the value of any cash distributions made.

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

Convertible securities (or other securities that permit or require Aegon to satisfy its obligations by issuing common shares) that Aegon may issue could influence the market price for Aegon´s common shares.

In the future, Aegon may issue convertible securities or other securities that permit or require Aegon to satisfy obligations by issuing common shares. Those securities would likely influence, and be influenced by, the market for Aegon’s common shares.

For example, the price of Aegon’s common shares may become more volatile and may be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of Aegon’s common shares received at maturity or otherwise. Aegon’s common shares may also be depressed by the issue of common shares upon mandatory conversion of any convertible securities or by the acceleration of any convertible securities (or other such securities) that Aegon has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in Aegon’s equity. Negative results may also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and Aegon’s common shares. Any such developments may negatively affect the value of Aegon’s common shares.

Annual Report on Form 20F 2018

390	Additional information Compliance with regulations

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

Aegon UK has six UK resident customers who have one active Individual Pension Plan (IPP) and are UK-based employees of a British registered charity that appears on the SDN (Specially Designated Nationals) List with the identifier [SDGT] (Specially Designated Global Terrorist); the charity makes contributions to the pensions. The customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Sterling from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 10,365 as at January 30, 2019, and regular monthly contributions of GBP 69.41 are being received into this policy. IPP #2 has a value of GBP 4,410 as at January 30, 2019, and regular monthly contributions of GBP 18.61 are being received. IPP #3 has a value of GBP 199,455 as at January 30, 2019, and regular monthly contributions of GBP 527.91 are being received. IPP #4 has a value of GBP 8,622 as at January 30, 2019, and no further contributions are being received. IPP #5 has a value of GBP 43,012 as at January 30, 2019, and no further contributions are being received. IPP #6 has a current value of GBP 8,131 as at January 30, 2019, and no further contributions are being received. The related annual net profit arising from these contracts, which is difficult to calculate with precision, is estimated to be no greater than GBP 8,219.

In the Netherlands, Aegon Levensverzekering N.V. has one Dutch resident customer who is a party subject to U.S. sanctions for whom two active IPPs and one individual life investment linked insurance policy are held. This person is on the Foreign Sanctions Evaders List (‘FSE List’) with Regard to Syria and is listed on the SDN and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 and are identified with the program tags [FSE-IR] and [FSE-SY]. The customer is not subject to sanctions in the Netherlands or EU.

IPP #1 and #2 are lifelong annuity plans which start at the retirement age of 65 (January 2023). The annual pension benefits as of January 1, 2023 for policy #1 will be EUR 560.64 gross per year and for #2 EUR 34.11 gross per year. The contributions into these policies ended in the 1980’s. The related annual net profit arising from these two contracts is negligible.

The individual life investment linked insurance policy has a value of EUR 65,640 as at January 1, 2019, and regular monthly contributions of EUR 198.60 are being received; all contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands; the individual is not subject to sanctions in the Netherlands or EU. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year.

Annual Report on Form 20F 2018

391	Additional information Property, plant and equipment

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

Other principal offices owned by Aegon are located in The Hague, the Netherlands and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Amsterdam, Leeuwarden and Groningen), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Employees and labor relations

At the end of 2018, Aegon had 26,543 employees. Approximately 33% are employed in the Americas, 37% in Europe, 24% in Asia and 6% in Asset Management. Note that employees of the Holding are included in Europe.

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

A break-down of the number of employees is provided below:

	2018	2017	2016

Americas	8,824	10,951	11,943

The Netherlands	3,938	3,460	4,794

United Kingdom	3,135	3,435	2,673

Central & Eastern Europe	2,318	2,337	2,317

Spain & Portugal	519	610	600

Asia	6,344	6,025	5,579

Asset Management	1,464	1,500	1,474

	26,543	28,318	29,380

Of which Aegon’s share of employees in joint ventures and associates	6,854	6,497	5,944

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

Annual Report on Form 20F 2018

392	Additional information The offer and listing

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

The offer and listing

The principal market for Aegon’s common shares is Euronext Amsterdam, where they are listed under the symbol “AGN”. Aegon’s common shares are also listed on NYSE New York under the symbol “AEG”.

On Euronext Amsterdam only Euronext registered shares may be traded, and on NYSE New York only New York Registry Shares may be traded.

Annual Report on Form 20F 2018

393	Additional information Memorandum and Articles of Association

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages 42-65).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

◆	All shares are in registered form;
◆	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
◆	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
◆	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement[1], Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
◆	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account;
◆	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
◆	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;
◆	There are no sinking fund provisions;
◆	All issued shares are fully paid-up; so there is no liability for further capital calls; and
◆	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

◆	The common shares are listed; the common shares B are not listed;
◆	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
◆	A repayment on common shares B needs approval of the holders of common shares B.
◆	A transfer of common shares B requires approval of the Supervisory Board of Aegon N.V.

[1]	The Voting Rights Agreement is published on Aegon’s corporate website.

Annual Report on Form 20F 2018

394	Additional information Memorandum and Articles of Association

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

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences in company law practices for domestic companies’ included in the Corporate Governance section of this Annual Report (see page 46).

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

Annual Report on Form 20F 2018

395	Additional information Material contracts

Material contracts

There are no material contracts.

Annual Report on Form 20F 2018

396	Additional information Exchange controls

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

Annual Report on Form 20F 2018

397	Additional information Taxation

Taxation

This chapter contains the following two sections:

i Certain netherlands tax consequences for holders of shares

ii Taxation in the United States

i Certain Netherlands tax consequences for holders of shares

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

vii.

Holders of Aegon common shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of these shares or of the benefits derived from or realized in respect of the Aegon common shares; and

viii.	Individuals to whom Aegon common shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this section refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Annual Report on Form 20F 2018

398	Additional information Taxation

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
ii.

Liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes, unless a particular statutory exemption applies;

iii.

The nominal value of new common shares issued to a holder of Aegon common shares or an increase of the nominal value of Aegon common shares, except insofar as the (increase in the) nominal value of Aegon common shares is funded out of its paid-in capital as recognized for Netherlands dividend withholding tax purposes; and

iv.

Partial repayments of paid-in capital recognized for Netherlands dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “qualifying profits” includes anticipated profits that have yet to be realized.

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

Annual Report on Form 20F 2018

399	Additional information Taxation

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

Beneficial owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Netherlands dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

◆	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: (i) as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or (ii) in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend withholding tax; and
◆	That such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

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

If an individual is a resident or deemed to be a resident of the Netherlands for Netherlands individual income tax purposes, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are taxable at progressive rates (at up to a maximum rate of 51.75%) under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) if:

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

Annual Report on Form 20F 2018

400	Additional information Taxation

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

ii.

The person is an individual that (1) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative Aegon common shares are attributable, or (2) realizes income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which include activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (3) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable. Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 51.75%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under ‘Residents of the Netherlands’). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

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

Annual Report on Form 20F 2018

401	Additional information Taxation

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

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

◆	Financial institutions;
◆	Insurance companies;
◆	Dealers or traders in securities or currencies;
◆	Tax-exempt entities; and
◆	Regulated investment companies;

◆	Persons that at any time hold the common shares as part of a ’hedging’ or ‘conversion’ transaction or as a position in a ’straddle’ or as part of a ’synthetic security’ or other integrated transaction for US Federal income tax purposes;
◆	US expatriates and former citizens or long-term residents of the United States;
◆	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;
◆	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
◆	Holders that have a ’functional currency’ other than the US dollar.

Further, this section does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares. This section also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Federal income tax laws of the US Federal government.

Annual Report on Form 20F 2018

402	Additional information Taxation

This section is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this Annual Report. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this section, a ’US holder’ is a beneficial owner of common shares that is, for US Federal income tax purposes:

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

A non-US holder is a beneficial owner of common shares that is neither a US holder nor an entity treated as a partnership for US federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds common shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding common shares and the partners in such partnerships should consult their tax advisors regarding the US federal income tax consequences to them.

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

Certain ‘qualified dividend income’ received by certain non-corporate US holders is taxed at a maximum income tax rate of 20% under current law. Only dividends received from US corporations or from a ’qualified foreign corporation’ and on shares held by a non-corporate US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. Aegon is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, Aegon should be considered a ’qualified foreign corporation’ for this purpose. Accordingly, dividends paid by Aegon to non-corporate US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Each US holder should consult their tax advisor regarding the applicable tax rate.

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

Distributions paid in currency other than US dollars (a ’foreign currency’), including the amount of any withholding tax thereon, must be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt. This is the case regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Annual Report on Form 20F 2018

403	Additional information Taxation

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

The amount of the qualified dividend income paid by Aegon to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the ‘rate differential portion’ of such dividend. Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.

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

In addition, US holders with capital gains may be subject to a NIIT. The NIIT is a 3.8% tax on the lesser of net investment income or the amount that is over a threshold amount based on filing status (USD 250,000 for married taxpayers filing jointly). Each US holder should consult their tax advisor regarding applicability of the NIIT.

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

Passive foreign investment company considerations

Generally effective January 1, 2018 the U.S. Tax Cuts and Jobs Act (Tax Act) amended certain provisions of the U.S. Internal Revenue Code, relating to the scope of the insurance business exception to the passive foreign investment company (PFIC) rules. Aegon does not believe it is a PFIC for 2018 under the amended PFIC rules and does not expect that it will become a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. If Aegon were treated as a PFIC in any year during which a U.S. investor owns common shares or any other equity in Aegon, certain adverse tax consequences could apply to such U.S. investor. Investors should consult their tax advisors with respect to any PFIC considerations.

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

Annual Report on Form 20F 2018

404	Additional information Taxation

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

Non-US holders that provide the required tax certifications of exempt or foreign status will generally be exempt from US information reporting requirements and backup withholding. However, distributions with respect to common shares and sales proceeds a non-US holder receives on a sale of common shares through a broker may be subject to information reporting and backup withholding if the non-US holder is not eligible for an exemption.

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

Annual Report on Form 20F 2018

405	Additional information Principal accountant fees and services

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2018, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for services rendered by PwC in 2018, 2017 and 2016.

Fees independent public accountant

In million EUR	2018	2017	2016

Audit fees	37	42	27

Audit-related fees	2	3	3
	39	46	30

Audit fees consist of fees billed for the annual financial statement audit (including quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on Aegon’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

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

For the period 2016 to 2018, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Annual Report on Form 20F 2018

406	Additional information Purchases of equity securities by the issuer and affiliated purchasers

Purchases of equity securities by the issuer and

affiliated purchasers

Period	Total number of shares purchased[1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 – 31, 2018	375	8.54	-	-

February 1 – 28, 2018	381	8.64	-	-

March 1 – 31, 2018	407	8.63	-	-

April 1 – 30, 2018	380	8.56	-	-

May 1 – 31, 2018	359	8.24	-	-

June 1 – 30, 2018	759	7.02	-	21,954,140

July 1 – 31, 2018	18,852,788	5.27	15,852,309	6,101,831

August 1 – 31, 2018	6,102,236	5.52	6,101,831	-

September 1 – 30, 2018	859	8.17	-	24,133,950

October 1 – 31, 2018	20,342,506	5.43	20,341,984	3,791,966

November 1 – 30, 2018	3,792,481	5.48	3,791,966	-

December 1 – 31, 2018	609	4.55	-	-
Total	49,094,140		49,088,090

[1]

The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent-related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index. Please refere to note 20 ‘’Dividend per common share’’ and to the section ‘’Major shareholders’’ in the ‘’Other information’’.

Annual Report on Form 20F 2018

407

Other non-financial information

408	Other non-financial data
411	Basis of preparation
415	Reference tables
415	◆ Global Reporting Initiative (GRI) standards
423	◆ International Integrated Reporting Council (IIRC) framework
424	◆ EU directive on Non-Financial Information
424	◆ UN Principles for Sustainable Insurance (PSI)
425	◆ UN Sustainable Development Goals (SDG)
427	Glossary
433	Abbreviations
434	Disclaimer
436	Contact
437	Documents on display
438	Index to Exhibits

Annual Report on Form 20F 2018

408	Other non-financial information Other non-financial data

Other non-financial data

Data on Aegon’s environmental, social and governance performance has been grouped according to stakeholder (customers, employees, business partners, investors and wider community). Some figures may not add due to rounding. Year-on-year changes have been calculated using pre-rounded numbers.

Customers

Indicator	2018	2017		Change	2016	GRI reference
Total number of customers	28.5 million	28.1 million	[1]	1.3%	26.7 million
New customers	3.8 million	NA		NA	NM
Customers with two or more products (as % of total customers)	18%	NM		NA	NM
Net Promoter Score (NPS)[2]	41%	45%		(4 pp)	7%
1st quartile	1%	2%		(1 pp)	1%
2nd quartile	40%	43%		(3 pp)	6%
3rd quartile	5%	37%		(32 pp)	37%
4th quartile	54%	18%		36 pp	56%
Total customer complaints[3]	79,509	66,496		19.6%	75,575
Customer complaints relating to data privacy	636	198		221.2%	275
Total claims, benefits and plan withdrawals[4]	EUR 53.6 billion	EUR 48.1 billion		11.4%	EUR 59.0 billion	201-1
Customer investments in ethical or SRI funds[5]	EUR 3.4 billion	EUR 3.0 billion		13.4%	EUR 2.4 billion	203-1
[1]	Please note this number has been restated; this follows a recalculation of the number of Aegon customers in Brazil. Total number of customers for 2017 was originally reported as 29.0 million.
[2]

Table shows NPS performance benchmarked against peers for Aegon businesses in the US, Netherlands and UK. Results from Knab, our online bank in the Netherlands, have also been incorporated. Top line shows percentage of businesses ranking in the top half, weighted by customer numbers. Figures below provide the breakdown by quartile. Figures for 2017 and 2016 have been restated; this is to reflect changes in weighting and to exclude results from Hungary (which had been included in previous years).

[3]	Includes all written and verbal complaints.
[4]	Total for 2016 includes a one-off item relating to the acquisition of Mercer US’ defined contribution pension business.
[5]	Excludes separate green or SRI (Socially Responsible Investment) funds managed by AIFMC in China.

Employees

Indicator	2018	2017	Change	2016	GRI reference
Total number of employees	26,543	28,318	(6.3%)	29,380	102-7, 102-8
New hires	3,891	4,689	(17.0%)	4,121	401-1
Turnover	33%	25%	8 pp	26%	401-1
Voluntary	18%	17%	1 pp	17%	401-1
Involuntary	15%	7%	8 pp	6%	401-1
Absentee rate	2.4%	2.4%	unchanged	2.0%	403-2
Work-related injuries and illnesses	163	167	(2.4%)	204
% of women in workforce	49%[1]	53%	(4 pp)	53%	102-8
% of women in senior management	33%	28%	5 pp	27%	102-8
Employee engagement score[2]	65	65	unchanged	63	102-8
Total employment costs	EUR 2.1 billion	EUR 2.2 billion	(7.7%)	EUR 2.3 billion	201-1
Salaries	EUR 1.2 billion	EUR 1.5 billion	(15.9%)	EUR 1.5 billion	201-1
Ratio of median to CEO salary[3]	42:1	42:1	unchanged	42:1	102-38, 102-39
Spending on training and career development	EUR 12.5 million	EUR 13.8 million	(9.7%)	EUR 15.0 million
[1]	Figure for 2018 does not include Aegon’s operations in China.
[2]

Index developed by Culture Amp. Employee engagement measures the degree of employee motivation and commitment to the Company. Score for 2016 is taken from survey conducted in February 2017. All scores are out of 100.

[3]	Figures cover all employment costs relating to both staff and CEO.

Annual Report on Form 20F 2018

409	Other non-financial information Other non-financial data

Business partners

Indicator	2018	2017	Change	2016	GRI reference
Commissions paid to brokers and other intermediaries	EUR 2.4 billion	EUR 2.7 billion	(8.1%)	EUR 2.9 billion
Premiums paid to reinsurers	EUR 2.7 billion	EUR 3.4 billion	(22.4%)	EUR 3.2 billion
Amount spent on goods and services	EUR 1.5 billion	EUR 1.4 billion	3.7%	EUR 1.3 billion	201-1
% of goods and services spend covered by a Supplier Sustainability Declaration	25%	NM	NA	NM
Incidents of fraud involving employees, intermediaries and third parties	3,652	551	562.8%	196

Investors

Indicator	2018	2017	Change	2016	GRI reference
Returns to investors	EUR 861 million	EUR 721 million	19.4%	EUR 774 million
Dividend payments[1]	EUR 570 million	EUR 439 million	29.8%	EUR 491 million	201-1
Coupon payments	EUR 291 million	EUR 282 million	3.1%	EUR 283 million	201-1
Dividend payments due/share	EUR 0.29	EUR 0.27	7.4%	EUR 0.26
Share price (change year-on-year)	(23.3%)	1.7%	(25 pp)	0.0%
Total shareholder return	(19.0%)	7.0%	(26 pp)	7.0%
[1]

Does not include impact of share buy-backs. Aegon’s final dividend for 2018 is subject to approval by the Company’s General Meeting of Shareholders, due to take place in May 2019. Figures include both interim and final dividends for each year. Calculation reflects IFRS accounting of inventory effects of share repurchases relating dividends paid in stock.

Annual Report on Form 20F 2018

410	Other non-financial information Other non-financial data

Wider community

Indicator	2018	2017	Change	2016	GRI reference
Community investment	EUR 10.1 million	EUR 8.9 million	12.6%	EUR 8.8 million	201-1
Cash donations	EUR 9.3 million	EUR 8.1 million	15.1%	EUR 7.8 million	201-1
Volunteering[1]	EUR 0.7 million	EUR 0.8 million	(12.1%)	EUR 1.0 million
Volunteering hours[2]	14,082	21,156	(33.4%)	23,353
Community investment as % of net income	1.4%	0.4%	1 pp	1.5%	203-1
Impact investments[3]	EUR 8.4 billion	EUR 8.1 billion	3.5%	EUR 7.2 billion
Taxes borne by Aegon	EUR 620 million	EUR 444 million	NA	EUR 750 million	201-1
Corporate income tax[4]	EUR 36 million	(EUR 173 million)	NA	EUR 94 million
Americas	(EUR 35 million)	(EUR 293 million)	NA	EUR 48 million
The Netherlands	EUR 3 million	EUR 70 million	NA	EUR 64 million
UK	EUR 30 million	EUR 33 million	NA	(EUR 46 million)
Others	EUR 40 million	EUR 17 million	NA	EUR 28 million
Taxes collected on behalf of others	EUR 2.16 billion	EUR 2.22 billion	NA	EUR 2.17 billion
Total CO2 emissions[5]
Gross (metric tons)	56,458	59,491	(5.1%)	69,213	305-2
Net (metric tons)	51,898	50,295	3.2%	60,193	305-2
Per employee (net, metric tons)	3.1	2.7	14.8%	3.0	305-4
Renewable energy as % of total consumption	24%	26%	(2 pp)
[1]	Figures based on average employee expenses across the Company.
[2]	Number of hours spent by Aegon employees volunteering on local community projects during the year.
[3]	Impact investments are defined as those investments that meet minimum financial return requirements, but which also deliver specific social and/or environmental benefits.
[4]

Please note, there is often no direct correlation between tax on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible items are not recognized in the Company’s profit & loss statement but directly in equity. Amounts may include payments from other years. The US corporate income tax refund is related to a refund of taxes from prior year losses. Furthermore, the 2018 US tax liability will be satisfied entirely by low income housing, energy, foreign withholding and other tax credits.

[5]

Gross figures for emissions exclude effects of renewable energy purchased in the UK and the Netherlands. Under the Greenhouse Gas Protocol guidelines for Scope 2 emissions, net CO2 emissions are calculated using the market-based method, while gross emissions are calculated using the location-based method. Average emissions by employee are weighted by revenue and cover workforces in the US, UK, Netherlands and at Aegon’s asset management business only. Please note that Aegon has been carbon neutral since August 2016 (by reducing emissions from the Company’s own operations and supporting offset projects in China, India and Turkey. These offset projects were selected in cooperation with NGO ClimateCare). The significant decrease in emissions in 2017 was due mainly to reductions in business operations.

NA	– not applicable
NM	– not measured
pp	– percentage points

Annual Report on Form 20F 2018

411	Other non-financial information Basis of preparation

Basis of preparation

Frameworks

Aegon’s aim in producing this report is to provide a balanced overview of the Company’s operations, strategy and performance, as well as its approach to long-term value creation. This is an integrated report, prepared in accordance with standards published by the Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC). The basis of preparation for the financial information can be found in note 2 Significant accounting policies on page 148.

Content and approval

All content is based on extensive reporting from Aegon businesses around the world. Content is reviewed by the Company’s Disclosure Committee and is subject to formal approval by Aegon’s Management, Executive and Supervisory Boards before publication. Aegon decided not to seek external assurance for the non-financial information in this report. This is to allow further time for improvement in the Company’s non-financial reporting and data collection processes.

Scope and reporting boundaries

Non-financial data in this report covers the full year 2018 (January-December), unless otherwise stated. All necessary notes, explanations and definitions are provided in the text or accompanying tables. Until now, our non-financial data has been reported separately in our Annual Review. Our previous Review was published in March 2018, and is available online. The scope of our non-financial reporting is determined by two factors: a) the relative size of our businesses and b) the potential impact on overall Group performance or strategy. Consequently, we focus reporting on our four largest operating segments (Americas, the Netherlands, UK and Asset Management). We have excluded all divested businesses, as well as all joint ventures and associates in which Aegon does not have a majority shareholding. For a more detailed overview, see page 414. Aegon reports impact on both its business and its immediate stakeholders (customers, employees, business partners and investors). Where possible, the Company also includes secondary impacts on the wider community (local economies, communities, public services etc.)

Materiality principle

Aegon uses materiality to determine the scope and content of its integrated report. For non-financial data, the report contains only material information; this is information relating to topics the Company believes have, or will have, a significant long-term impact on its profitability, operations or reputation. Materiality applies to both Aegon’s own businesses and to the Company’s relations with its main stakeholders (see Reporting scope by operating segment on page 414). To determine materiality, Aegon takes into account various factors, which may affect long-term value creation. These include potential risks, impact on earnings, brand, reputation, strategy, customer loyalty and recruitment, as well as Aegon’s ability to deliver long-term growth and returns to investors.

We carry out a regular materiality assessment. Results from our latest assessment may be found on page 18. For this assessment, we compile an initial list of material topics, based on internal discussions and a thorough media review. Stakeholders and Aegon management are then asked to rate the importance of each of these topics. For our 2018 assessment, the following topics were rated:

◆	Reputation & trust
◆	Cyber security & information security
◆	Low interest rates
◆	Changing consumer behavior
◆	New technologies & digital transformation
◆	Transparent and suitable products & services
◆	Appropriate use of customer data
◆	Big data and data analytics
◆	Attracting and retaining talented employees
◆	Increased regulation in financial services
◆	Aging
◆	Social and environmental impacts of business activities and investments
◆	Partnerships
◆	Non-traditional competitors
◆	Diversity, inclusion and equal opportunities
◆	De-globalization

Annual Report on Form 20F 2018

412	Other non-financial information Basis of preparation

The five most material topics are covered in detail in this report (see pages 17-20). For the purposes of the assessment, these topics are defined as those most likely to affect Aegon’s business, profitability, reputation and/or ability to create long-term value for stakeholders and society. The assessment used in this report was carried out in December 2017. Results from this assessment were incorporated into Aegon’s annual strategy and budget cycle, which ran from January to December 2018. Taking part in the assessment were members of Aegon’s Management Board, Supervisory Board and the following stakeholders (representing the Company’s five main stakeholder groups):

Customers

Aegon customer panels in the US, UK and the Netherlands.

Employees

Employee panels in the US, UK and Netherlands, representatives from Aegon’s European Works Council.

Business partners

Financial advisors, brokers, bancassurance partners, joint venture partners, reinsurers, suppliers (technology suppliers and external consultants).

Investors

Financial analysts, institutional investors, rating agencies and peers.

Wider community

Regulators (US, UK and the Netherlands), non-governmental organizations, and academics.

Global non-financial indicators

Our strategy aims to build life-long relationships with customers to enable financial security and well-being to and through retirement. Our strategy helps us address the material topics that are important to our customers, employees, investors and other stakeholders; this strategy will also strengthen our ability to create long-term value. Aegon has selected six global non-financial indicators; these will be used to assess progress against specific aspects of the Company’s strategy (see page 413).

Additional non-financial data

In addition to the data in this report, Aegon collects other non-financial data. This includes data on working conditions, use of social media in customer support, consumption of gas and electricity etc. Further details may be found on the Company’s website (www.aegon.com).

Aegon also publishes an annual Responsible Investment Report, and a Climate Change report. The previous Responsible Investment Report was published in May 2018, and the previous Climate Change Report in September 2017. Both are available at www.aegon.com.

Annual Report on Form 20F 2018

413	Other non-financial information Basis of preparation

Indicator	Aspect	Definition

Benchmarked Net Promoter Score (NPS)	Customer centricity

NPS is based on the question: ‘how likely is that you would recommend Aegon/Transamerica to a friend or colleague?’. Answers are on a scale of 0-10; those answering 9 or 10 are ‘promoters’; those scoring 6 or below are detractors. NPS = % of promoters minus % of detractors. We benchmark our NPS scores annually against those of our peers in our main markets for retail customers (corporate and institutional customers are not benchmarked). All Aegon businesses in the Netherlands and UK are included in our benchmark, plus our retirement, life insurance and mutual funds businesses in the US. In the UK, the required sample size is obtained by an additional sample directly taken from Aegon UK’s customer base (additional to the study’s panel participants). Scores are weighted based on the number of customers in each business.

Number of customers	Growth, customer centricity

Customers are those with individual, group or corporate policies. We also include those participating in pension plans controlled by trustees or who have white label products serviced by Aegon or Transamerica. There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

Number of new customers	Growth, customer centricity	New customers are those who acquired a product or service during the reporting period (and who were not previously customers of the Company). There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

Number of customers with two or more products (as % of total number of customers)	Life-cycle approach

These are customers who hold two or more products or policies with the Company; examples include life insurance policies, savings accounts, mortgages, deposits in investment funds, or participation in a corporate pension plan etc. (divided by the total number of customers).

There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

Number of digitally connected customers (as % of total number of customers)	Digitization, customer centricity	Total number of customers who have registered and created an online account with Aegon, and have logged in to this account at least once (divided by the total number of customers).

Employee engagement score	Customer centricity (increased employee engagement leading to better customer service and higher customer retention)

Based on Aegon’s annual employee survey. Engagement is defined as ‘the level of connection, motivation and commitment a person feels for the place they work’. Aegon uses four dimensions to determine employee engagement:

•  I see myself still working at this company in two years’ time.

•  I am proud to work for this company.

•  The company motivates me to go beyond expectations.

•  I would recommend this company as a great place to work.

New hires (less than 3 months employed) do not participate. Joint ventures participate on a voluntary basis. Approximately 25% of employee data is processed in local HR systems and may be subject to a different level of certainty with regard to completeness. Exceptionally contractors as participants were allowed for one business unit (0.3% of all participants).

Annual Report on Form 20F 2018

414	Other non-financial information Basis of preparation

Reporting scope by operating segment

Indicator	Operating segment

Customers
Number of customers		NA
Number of new customers		NA
Number of customers with two or more Aegon products		NA
Net Promoter Score		NA
Customer complaints		NA
Claims, benefits and plan withdrawals		NA
Customer investments in ethical or socially responsible investment (SRI) funds

Employees
Number of employees
New hires
Turnover
Absentee rate
Work-related injuries and illnesses
% of women in workforce/senior management
Employee engagement score
Total employment costs
Ratio of median to CEO salary
Spending on training and career development

Business partners
Commissions paid to brokers and other intermediaries
Premiums paid to reinsurers
Amount spent on goods and services
% of goods and services spend covered by a Supplier Sustainability Declaration
Incidents of fraud involving employees, intermediaries and third parties

Investors
Returns to investors	NA
Dividend payments due/share	NA
Share price	NA
Total shareholder return	NA

Wider community
Community investment (cash donations and volunteering)
Impact investments
Taxes
Total CO2 emissions and renewable energy use

Annual Report on Form 20F 2018

415	Other non-financial information Reference tables

Reference tables

Global Reporting Initiative (GRI) standards

This report has been prepared in accordance with the latest Global Reporting Initiative (GRI) standards, issued in 2016. Tables below show Aegon’s compliance with these reporting standards and principles. Aegon has been using GRI standards since the Company’s first Corporate Responsibility Report in 2003.

GRI reporting standards comprise universal and topic-specific standards. Universal standards include:

◆	GRI 101 (Foundation, covering reporting principles)
◆	GRI 102 (General Disclosures, covering organizational profile, strategy, ethics and integrity, stakeholder engagement and reporting practices)
◆	GRI 103 (Management approach)

Within the topic-specific standards, there are three series of indicators:

◆	GRI 200 series (economic)
◆	GRI 300 series (environmental)
◆	GRI 400 series (social)

Companies are free to select indicators from these series based on their business and chosen material topics. Organizations applying the GRI standards are said to be ‘in accordance’. Reporting organizations have a choice between core and comprehensive, depending on the extent of their reporting. For its 2018 report, Aegon has chosen the core option. For more information, see www.globalreporting.org.

Annual Report on Form 20F 2018

416	Other non-financial information Reference tables

GRI 101 (Foundation)

Reporting principles for defining report content and quality:

Principles for defining report content

	Principle	GRI definition	Details of compliance

1.1	Stakeholder inclusiveness	The reporting organization shall identify its stakeholders and explain how it has responded to their reasonable expectations and interests.

Stakeholder engagement

•  Definition of stakeholders (Our stakeholders – page 16)

•  Identification of main stakeholder groups (Our stakeholders – page 16)

•  Details of approach to stakeholder engagement and dilemmas (Dilemmas/Engagement – page 16)

•  Key aspects of relationships with stakeholders (Our stakeholders – page 16)

Note: We also incorporate stakeholder views into our materiality process (page 17); risks and opportunities are explained in terms of impact on stakeholders (page 19).

1.2	Sustainability context	The report shall present the reporting organization’s performance in the wider context of sustainability.

Operating environment

•  Key economic, social, environmental and governance trends (Our operating environment – page 17)

•  Definition of material topics/overview of materiality process (Our material topics – page 17)

1.3	Materiality	The report should cover aspects that: • Reflect the organization’s significant economic, environmental and social impacts; or • Substantively influence the assessments and decisions of stakeholders.	Operating environment • Definition of material topics (Our material topics – page 17) Note: These are linked explicitly to Aegon’s strategy (from page 21) and performance (from page 28)

1.4	Completeness	The report shall include coverage of material topics and their boundaries, sufficient to reflect significant economic, environmental, and social impacts, and to enable stakeholders to assess the reporting organization’s performance in the reporting period.

Operating environment

•  Definition of material topics (Our material topics – page 17)

•  Description of risks and opportunities associated with these material topics as they affect:

•  Main stakeholder groups

•  Aegon’s business, profitability, strategy, reputation etc. (page 19)

1.5	Accuracy	The reported information shall be sufficiently accurate and detailed for stakeholders to assess the reporting organization’s performance.	Basis of preparation • Overview of review and approval process (Content and approval – page 411) • Report of independent registered public accounting firm (page 333)

1.6	Balance	The reported information shall reflect positive and negative aspects of the reporting organization’s performance to enable a reasoned assessment of overall performance.	Basis of preparation • Description of materiality approach to defining content (Materiality principle – page 411)

Annual Report on Form 20F 2018

417	Other non-financial information Reference tables

Principles for defining report quality

	Principle	GRI definition	Details of compliance

1.7	Clarity	The reporting organization shall make information available in a manner that is understandable and accessible to stakeholders using that information.

Basis of preparation

•  Definition of scope (Scope and reporting boundaries – page 411)

•  Description of materiality approach to defining content (Materiality principle – page 411)

•  Glossary (page 427)

•  Definitions of non-financial indicators (page 413)

1.8	Comparability	The reporting organization shall select, compile and report information consistently. The reported information shall be presented in a manner that enables stakeholders to analyze changes in the organization’s performance over time, and that could support analysis relative to other organizations.

Basis of preparation

•  Description of reporting frameworks used (Frameworks – page 411)

Note: This is Aegon’s first fully combined Annual Report; we have used the GRI and IIRC frameworks for several years, providing a stable basis of comparison. All metrics in this Report are provided with previous year performance, where possible.

1.9	Reliability	The reporting organization shall gather, record, compile, analyze and report information and processes used in the preparation of the report in a way that they can be subject to examination, and that establishes the quality and materiality of the information.	Basis of preparation • Overview of review and approval process (Content and approval – page 411) • Report of independent registered public accounting firm (page 333)

1.10	Timeliness	The reporting organization shall report on a regular schedule so that information is available in time for stakeholders to make informed decisions.

Basis of preparation

•  Details of reporting schedule (Scope and reporting boundaries – page 411)

Note: this Report was published in March 2019, in line with regulatory requirements and in time to allow informed discussion of strategy and performance at Aegon’s General Meeting of Shareholders, scheduled for May 2019.

Annual Report on Form 20F 2018

418	Other non-financial information Reference tables

GRI 102 (General Disclosures)

Disclosure	Topic	Page reference[1] (or details of omission if applicable)
Organizational profile
102-1	Name of the organization	Page 8 (Aegon today)
Page 10 (Our Businesses)
102-2	Activities, brands, products and services	Page 8 (Aegon today)
Page 10 (Our Businesses)
102-3	Location of headquarters	Page 10 (Our markets)
102-4	Location of operations	Page 8 (Aegon today)
102-5	Ownership and legal form	Page 12 (Ownership)
102-6	Markets served	Page 8 (Aegon today)
Page 10 (Our Businesses)
102-7	Scale of the organization	Page 8 (Aegon today)
Page 10 (Our Businesses)
102-8	Information of employees and other workers	Page 9 (Where our employees work)
Page 14 (Our value chain)
Page 32 (Employees)
Page 66 (Non-financial policies, procedures and outcomes)
102-9	Supply chain	Page 14 (Our value chain)
Page 34 (Suppliers)
Page 66 (Non-financial policies, procedures and outcomes)
102-10	Significant changes to the organization and its supply chain	Page 6 (Main events of 2018)
Page 17 (Our operating environment)
Page 34 (Suppliers)
102-11	Precautionary principle or approach	Page 16 (Dilemmas – stakeholder engagement)
Page 19 (Risk and oportunities – material topics)
Page 90 (Risk management)
Page 66 (Non-financial policies, procedures and outcomes)
102-12	External initiatives	Page 6 (Main events of 2018)
Page 21 (Our strategy)
102-13	Membership of associations	Page 21 (Secure retirement and healthy aging)
Page 424 (UN Principles for Sustainable Insurance)
Strategy
102-14	Statement from senior decision-maker	Page 4 (Letter from our CEO)
102-15	Key impacts, risks, and opportunities	Page 17 (Our material topics)
Page 19 (Our material topics – risk and opportunities)
Ethics and integrity
102-16	Values, principles, standards and norms of behavior	Page 27 (Culture and values)
Page 66 (Non-financial policies, procedures and outcomes)
Page 69 (Code of Conduct)
102-17	Mechanisms for advice and concerns about ethics	Page 27 (Culture and values)
Page 66 (Non-financial policies, procedures and outcomes)
Page 69 (Code of Conduct)

[1]	All page numbers in this table refer to Aegon’s 2018 Integrated Annual Report, unless otherwise stated. Where there are several examples, we have included principal references only.

Annual Report on Form 20F 2018

419	Other non-financial information Reference tables

Disclosure	Topic	Page reference[1] (or details of omission if applicable)

Governance
102-18	Governance structure	Page 42 (Corporate governance)
102-19	Delegating authority	Page 42 (Corporate governance) Page 70 (Regulation and supervision)
102-20	Executive-led responsibility for economic, environmental and social topics	Page 42 (Corporate governance)
102-21	Consulting stakeholders on economic, environmental and social topics	Page 16 (Stakeholder engagement) Page 17 (Our material topics)
102-22	Composition of the highest governance body and its committees	Page 49 (Members of the Supervisory Board) Page 49 (Membership of Supervisory Board committees)
102-23	Chair of highest governance body	Page 40 (Letter from Chairman of the Supervisory Board) Page 49 (Members of the Supervisory Board)
102-24	Nominating and selecting the highest governance body	Page 49 (Members of the Supervisory Board)
102-25	Conflicts of interest	Page 42 (Corporate governance) Page 66 (Non-financial policies, procedures and outcomes)
102-26	Role of highest governance body in setting purpose, values and strategy	Page 51 (Report of the Supervisory Board)
102-27	Collective knowledge of highest governance body	Page 49 (Members of the Supervisory Board) Page 47-49 (Members of the Supervisory Board and the Executive Board) Page 53 (Educational sessions)
102-28	Evaluating highest governance body’s performance	Page 54 (Board review)
102-29	Identifying and managing economic, environmental and social impacts	Page 17 (Our material topics)
102-30	Effectiveness of risk management processes	Page 90 (Risk management)
102-31	Review of economic, environmental and social topics	Page 17 (Our operating environment)
102-32	Highest governance body’s role in sustainability reporting	Page 411 (Basis of preparation)
102-33	Communicating critical concerns	Page 17 (Our operating environment – Our material topics) Page 90 (Risk management)
102-34	Nature and total number of critical concerns	Page 90 (Risk management)
102-35	Remuneration policies	Page 59 (Remuneration Report) Page 66 (Non-financial policies, procedures and outcomes)
102-36	Process for determining remuneration	Page 32 (Employees – Salaries and benefits) Page 59 (Remuneration Report)
102-37	Stakeholders’ involvement in remuneration	Page 59 (Remuneration Report)
102-38	Annual total compensation ratio	Page 408 (Other non-financial data)
102-39	Percentage increase in annual total compensation ratio	Page 408 (Other non-financial data)

[1]	All page numbers in this table refer to Aegon’s 2018 Integrated Annual Report, unless otherwise stated. Where there are several examples, we have included principal references only.

Annual Report on Form 20F 2018

420	Other non-financial information Reference tables

Disclosure	Topic	Page reference[1] (or details of omission if applicable)

Stakeholder engagement

102-40	List of stakeholder groups	Page 16 (Stakeholder engagement)
102-41	Collective bargaining agreements	Page 27 (Culture and values) Page 32 (Diversity and inclusion) Note: approximately half Aegon’s employees are covered by collective labor agreements.
102-42	Identifying and selecting stakeholders	Page 16 (Stakeholder engagement)
102-43	Approach to stakeholder engagement	Page 16 (Engagement – Stakeholder engagement)
102-44	Key topics and concerns raised	Page 16 (Engagement/Dilemmas – Stakeholder engagement)

Reporting practice

102-45	Entities included in the consolidated financial statements	Page 411 (Basis of preparation)
102-46	Defining report content and topic boundaries	Page 411 (Basis of preparation – Scope and boundaries)
102-47	List of material topics	Page 17 (Our material topics)
102-48	Restatements of information	Any restatements or corrections are included in the report where relevant
102-49	Changes in reporting	Page 413 (Basis of preparation)
102-50	Reporting period	Page 413 (Basis of preparation)
102-51	Date of most recent report	Page 413 (Basis of preparation)
102-52	Reporting cycle	Page 413 (Basis of preparation)
102-53	Contact point for questions regarding the report	Page 436 (Contact)
102-54	Claims of reporting in accordance with the GRI standards	Page 1 (Welcome to Aegon’s 2018 Annual Report) Page 411 (Basis of preparation)
102-55	GRI content index	Page 415 (Reference tables)
102-56	External assurance

Page 333 (Report of independent registered public accounting firm)

Note: for this Report, Aegon decided not to seek external assurance for its non-financial information. This is to allow time for further improvements to be made to its reporting and internal data collection processes.

[1]	All page numbers in this table refer to Aegon’s 2018 Integrated Annual Report, unless otherwise stated. Where there are several examples, we have included principal references only.

Annual Report on Form 20F 2018

421	Other non-financial information Reference tables

GRI 103 (Management Approach)

Disclosure	Page reference[1] (or details of omission if applicable)

Explanation of the material topic and its boundary

103-1	Reputation & trust	Page 19 (Degree of influence or control/risks and opportunities)
	Cyber & information security	Page 19 (Degree of influence or control/risks and opportunities)
	New technologies & digital transformation	Page 19 (Degree of influence or control/risks and opportunities)
	Low interest rates	Page 20 (Degree of influence or control/risks and opportunities)
	Changing consumer behavior	Page 20 (Degree of influence or control/risks and opportunities)

The management approach and its components

103-2	Reputation & trust	Page 21 (Financial security and well-being) Page 21 (Secure retirement and healthy aging) Page 22 (Clean energy and sustainable real estate)
	Cyber & information security	Page 21 (Financial security and well-being)
	New technologies & digital transformation	Page 21 (Financial security and well-being)
	Low interest rates	Page 21 (Financial security and well-being)
	Changing consumer behavior	Page 21 (Financial security and well-being) Page 21 (Secure retirement and healthy aging)

Evaluation of the management approach

103-3	Reputation & trust	Page 21 (Financial security and well-being) Page 21 (Secure retirement and healthy aging) Page 22 (Clean energy and sustainable real estate)
	Cyber & information security	Page 21 (Financial security and well-being)
	New technologies & digital transformation	Page 7 (Performance highlights) Page 21 (Financial security and well-being) Page 27 (Culture and values) Page 29 (Non-financial indicators) Page 408 (Other non-financial data)
	Low interest rates	Page 21 (Financial security and well-being) Page 23 (Building strong foundation for our business) Page 79 (Sensitivities)
Changing consumer behavior

Page 7 (Performance highlights)

Page 21 (Financial security and well-being)

Page 21 (Secure retirement and healthy aging)

Page 27 (Culture and values)

Page 30 (Value created and shared with our customers)

Page 29 (Non-financial indicators)

Page 408 (Other non-financial data)

[1]	All page numbers in this table refer to Aegon’s 2018 Annual Report, unless otherwise stated. Where there are several examples, we have included principal references only.

Annual Report on Form 20F 2018

422	Other non-financial information Reference tables

GRI topic-related standards (chosen from series 200, 300 and 400)

Disclosure	Topic	Link to Aegon material topics and strategy	Page reference

201-1	Direct economic value generated and distributed

Material topics:

• Changing consumer behavior

• Low interest rates

• New technologies & digital transformation Strategy: value creation, financial security and well-being, secure retirement and healthy aging, clean energy and sustainable real estate

Page 13 (Value creation) Page 21 (Our strategy) Page 30 (Value created and shared with our stakeholders) Page 422 (Economic value generated and distributed)
201-2	Financial implications and other risks and opportunities due to climate change	Material topics: • Reputation & trust Strategy: clean energy and sustainable real estate	Page 21 (Our strategy) Page 20 (Climate change) Page 36 (Wider community)
203-1	Infrastructure investments and services supported	Material topics: • Reputation & trust Strategy: clean energy and sustainable real estate	Page 21 (Our strategy) Page 36 (Wider community)
203-2	Significant indirect economic impacts	Material topics: • Reputation & trust • New technologies & digital transformation Strategy: financial security and well-being	Page 30 (Value created and shared with stakeholders)
417-2	Incidents of non-compliance concerning product and service information and labeling	Material topics: • Reputation & trust Strategy: financial security and well-being	Page 66 (Non-financial policies, procedures and outcomes)
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	Material topics: • Cyber security & information security • Changing consumer behavior Strategy: financial security and well-being	Page 30 (Customers) Page 66 (Non-financial policies, procedures and outcomes)

In addition to the indicators above, GRI recommends a third indicator: economic value retained. This is effectively economic value generated minus economic value distributed. Aegon does not use this indicator for management purposes. The following calculation is based on IFRS reporting and is included for information purposes only:

Direct economic value1

(2016-2018, all figures in EUR million)

GRI 201-1 component	Reference to consolidated financial statements of Aegon N.V.	2018	2017	2016
Revenue	Total income	20,992	57,910	53,357
	Share in profit of joint ventures and associates	216	172	140

Direct economic value generated		21,208	58,082	53,497
Employee wages and benefits	Employee expenses	2,061	2,234	2,287
Operating costs	Total charges excluding ‘employee expenses’ and ‘interest charges and related fees’	17,859	53,020	50,059
Payment to government	Income tax expenses	37	32	219
Payment to investors	Interest charges and related fees	507	435	347
	Dividends	570	439	491

Direct economic value distributed		21,034	56,160	53,403

Direct economic value retained		174	1,922	94

[1]	This is calculated using shareholders’ equity based on IFRS as adopted by the EU.

Annual Report on Form 20F 2018

423	Other non-financial information Reference tables

International Integrated Reporting Council (IIRC) framework

Table below shows Aegon’s compliance with the IIRC’s IR framework. For more information, see www.integratedreporting.org.

Disclosure	Topic	Page reference[1] (or details of omission if applicable)

Guiding principles
	Strategic focus and future orientation	Our strategy (page 21)
Our vision (page 21)
Building a strong foundation for our business, 2016-2018 (page 23)
Sustainable growth, beyond 2018 (page 25)
	Connectivity of information	We identify our material topics (page 17); these material topics are linked directly to risks and opportunities, both for Aegon and its stakeholders (page 19) and to the Company’s strategy (Our vision – page 21)
	Stakeholder relationships	Page 16 (Stakeholder engagement)
	Materiality	Page 17 (Our material topics)
Page 411 (Basis of preparation – Materiality principle)
	Conciseness	Pages 1-40 are structured around our material topics, the risks, opportunities, strategy and performance associated with these; we have also applied a materiality principle to content (see page 411 – Basis of preparation)
	Reliability and completeness	Page 411 (Content and approval)
Page 333 (Report of independent registered public accounting firm)
	Consistency and comparability	This Report is prepared in accordance with IFRS standards, as adopted by the European Union, as well as the IIRC framework and reporting standards issued by the Global Reporting Initiative (page 415). This is Aegon’s first fully combined Annual Report, but its eighth integrated report. Each of these integrated reports has used the GRI framework; we have used the IIRC framework (in combination with the GRI) since 2014.

Content elements
	Organizational overview and external environment	Page 10 (Our businesses)
Page 17 (Our operating environment)
	Governance	Page 42 (Corporate Governance)
	Business model	Page 12 (Our business model)
	Risk and opportunities	Page 17 (Our material topics)
	Strategy and resource allocation	Page 21 (Our strategy)
Page 26 (Allocation of resources)
	Performance	Page 28 (Results, performance and targets)
	Outlook	Page 28 (Results, performance and targets)
	Basis of preparation and presentation	Page 411 (Basis of preparation)

Additional note on IR capitals
	Financial	Page 14 (Our value chain)
	Human	Page 14 (Our value chain)
	Intellectual	Page 14 (Our value chain)
	Manufactured	Page 15 (Our value chain – footnote)
	Social & relationship	Page 14 (Our value chain)
	Natural	Page 15 (Our value chain – footnote)

[1]	All page numbers in this table refer to Aegon’s 2018 Annual Report, unless otherwise stated. Where there are several examples, we have included principal references only.

Annual Report on Form 20F 2018

424	Other non-financial information Reference tables

EU Directive on Non-Financial Information

The table below shows compliance with EU Directive 2014/95/ EU on non-financial reporting. All companies with 500 employees or more are required to publish non-financial information “to the extent necessary for an understanding of the (Company’s)

development, performance, position and impact of its activity relating to, as a minimum, environmental, social and employee matters, respect for human rights, anti-corruption and bribery matters”.

EU Directive requirement	Page reference	Equivalent requirement under Dutch law[1]
Brief description of company’s business model	Our Business Model (page 12)	Decree non-financial information (article 3.1.a)
Description of policies relating to environmental, social and employee matters (including due diligence processes implemented)	Non-financial policies, procedures and outcomes (page 66)	Decree non-financial information (article 3.1.b)
Outcome of these policies	Non-financial policies, procedures and outcomes (page 66) Note: Value shared with our stakeholders (pages 30-39) also includes an in-depth description of outcomes by stakeholder group.	Decree non-financial information (article 3.1.b)
Principal risks related to environmental, social and employee matters and how these risks are managed

Our material topics (page 17)

Risk factors (page 387)

Risk management (page 90)

Note: Our strategy (page 21) describes in detail our approach to managing the risks and opportunities associated with our most important environmental, social and employees matters.

Decree non-financial information (article 3.1.c)
Non-financial key performance indicators	Performance highlights (page 7) Results, performance and targets (page 28) Non-financial policies, procedures and outcomes (page 66)	Decree non-financial information (article 3.1.d)
Description of diversity policy applied to administrative, management and supervisory bodies	Report of the Supervisory Board (Diversity – page 57) Note: For information on Aegon’s broader approach, see also Diversity and Inclusion (page 32 and 67)	Decree diversity policy (article B.d)

[1]

The EU Directive was transposed into Dutch law through two decrees relating respectively to non-financial information and diversity policy (Bekendmaking niet-financiële informatie/Bekendmaking diversiteitsbeleid).

UN Principles for Sustainable Insurance (PSI)

As a signatory, Aegon reports each year on actions taken to implement the PSI’s four commitments:

Principles		Actions taken (2018)
1.	We will embed in our decision-making environmental, social and governance (ESG) issues relevant to the insurance business.	ESG factors are embedded in our Company policies, guidelines and procedures (see Non-financial policies, procedures and outcomes – page 66)
2.	We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.

We engage regularly with all stakeholders, including customers and business partners; we use their feedback to help improve our products and services (see Stakeholder engagement – page 16; Customers – page 30; Business partners – page 34)

3.	We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.

We work closely on ESG issues with governments, regulators and other stakeholders (see Stakeholder engagement – page 16; Secure retirement and healthy aging – page 21; Wider community – page 36; Regulation and supervision – page 70).

4.	We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	We publish details our progress each; our latest progress report is included in our 2018 integrated Annual Report (page 424).

Annual Report on Form 20F 2018

425	Other non-financial information Reference tables

UN Sustainable Development Goals (SDG)

In September 2015, the UN adopted new Sustainable Development Goals (SDGs). These goals cover poverty reduction, education, gender equality, climate change and health. Behind each of these goals is a series of targets and indicators.

For our business, we have identified the following targets as strategic:

◆	SDG1: No poverty (target 1.2)

◆	SDG3: Good health and well-being (target 3.4)

◆	SDG7: Affordable and clean energy (targets 7.2, 7.3 and 7a)

◆	SDG8: Decent work and economic growth (target 8.10)

◆	SDG13: Climate action (target 13.2)

These specific targets, we believe, are most relevant to our business and strategy. This is also where, as a company, we can best support the international sustainable development agenda. The choice of these targets reflect essentially two factors: the nature of our business (as a provider of financial services) and our geographical footprint (the majority of our businesses are located in developed economies, though we do have operations in a number of upper and lower middle-income countries). The table below shows our contribution both to our chosen SDGs and, where applicable, to the other twelve goals (at goal level only).

Sustainable Development Goal	Aegon contribution to relevant SDG targets
Aegon strategic SDGs

No poverty End poverty in all its forms everywhere

Contribution to target 1.2

•  Products for low-income customers, including micro-insurance in Brazil (page 31)

•  Investments in international development banks that work for poverty reduction and job creation in developing countries (page 37)

•  Investment in micro-finance institutions to provide loans and savings to people without access to traditional financial services (page 37)

•  Working with customers in financial difficulty – budget coaches in the Netherlands/ cooperation with National Foundation for Credit Counseling in US (page 31)

•  Strengthening financial literacy through local initiatives and programs (page 31)

Good health and well-being Ensure healthy lives and promote well-being for all at all ages

Contribution to target 3.4

•  Supplemental health insurance for customers on low incomes (page 31)

•  Cover for customers facing chronic illnesses, including diabetes and cancer (page 31)

•  Investment in care homes for the elderly in UK and Netherlands (page 37)

•  Support for research into chronic illnesses, including cancer, heart disease and Alzheimer’s (page 37)

•  Investment in Dementia Discovery Fund, dedicated to finding treatments for the condition (pages 6, 22)

•  Exclusion of tobacco from investments to help address health concerns over smoking (page 22)

Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all

Contribution to target 7.2/7.3/7.a

•  Significant investments in renewable energy – primarily wind and solar power (page 37)

•  Launch of new mortgage feature in the Netherlands, allowing customers to finance energy efficiency improvements to their homes (pages 39)

•  Investments in green bonds and green residential mortgage-backed securities (page 37)

•  Working for greater energy efficiency in Amvest’s real estate fund in the Netherlands (page 22)

Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

Contribution to target 8.10

•  Support for economic growth and job creation through our businesses and investments (page 13)

•  Providing a long-term source of employment for communities in which we operate (page 36)

•  Inclusion of minimum labor standards in Aegon responsible investment and procurement policies (pages 36, 34)

Climate action Take urgent action to combat climate change and its impacts

Contribution to target 13.2

•  Support for Dutch national climate agreement, working to reduce carbon emissions (page 22)

•  Exclusion of oil sands extraction and transportation from investment

•  Exclusion of thermal coal production from investment (page 36)

CONTINUED >

Annual Report on Form 20F 2018

426	Other non-financial information Reference tables

Sustainable Development Goal	Aegon contribution to relevant SDG targets

Other SDGs (where Aegon also makes a contribution)

Quality education Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all	• Support for US Federal Family Education Loan Program to help children from low and middle-income families into university (page 37)

Gender equality Achieve gender equality and empower all women and girls

•  Products to support women suffering from cervical and breast cancer (page 31)

•  Signatory to Talent to the Top initiative in the Netherlands (page 33)

•  Local diversity and inclusion initiatives aimed at promoting gender diversity (page 32)

•  Reporting on gender pay gap in the UK and equal pay study in the Netherlands (page 32)

Industry, innovation and infrastructure Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation

•  Launch of new innovation fund for small and medium-sized companies in the Netherlands (page 6)

•  Participation in B3i, an industry initiative to use blockchain to speed up reinsurance transactions (page 17)

•  Investment in new, innovative technology companies through Transamerica Ventures (page 10)

Reduced inequalities Reduce inequality within and among countries	• Local diversity and inclusion initiatives (page 32) • Products for low-income customers (page 31) • Research into longevity, retirement and healthy aging[1] (page 37).

Sustainable cities and communities Make cities and human settlements inclusive, safe, resilient and sustainable	• Significant investments in social/affordable housing in US and Netherlands (page 37) • Launch of new US affordable housing fund in US (page 6)

Responsible consumption and production Ensure sustainable consumption and production patterns	• Aegon business operations have been climate neutral since 2016 (page 410) • Offer of socially responsible investment funds to customers (page 31)

Life on land

Protect, restore and promote sustainable use of terrestrial eco-systems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss

• Exclusion in the Netherlands of investment in palm oil (page 36)

Peace, justice and strong institutions

Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels

• Exclusion of controversial weapons from investment (page 36) • Internal policies and guidelines covering bribery, corruption and money laundering (page 66)

Partnerships for the goals Strengthen the means of implementation and revitalize the Global Partnership for Sustainable Development	• Signatories to UN Principles for both Responsible Investment and Sustainable Insurance (pages 9, 39, 424)
[1]	In 2018, Aegon’s Center for Longevity and Retirement also published a report into retirement for the LGBT community: Retirement preparations amid social progress.

Note: in our analysis, we excluded three SDGs, where our contributions are not sufficiently material (primarily because of the nature of our business and the location of our operations). These SDGs are ‘zero hunger’ (SDG2), ‘clean water and sanitation’ (SDG6), and ‘life below water’ (SDG14). For more information on the SDGs, see https://www.un.org/sustainabledevelopment/ sustainable-development-goals/

Annual Report on Form 20F 2018

427	Other non-financial information Glossary

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

Authorized Control Level (ACL) is the level regulators are permitted to seize control of a company.

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

Company Action Level (CAL) is the regulatory intervention level at which a company has to submit a plan to its state regulators for the Aegon Americas segment. It is 200% of the Authorized Control Level (ACL) – the level regulators are permitted to seize control of a company. It is a requirement and the most pertinent for measuring risk-based capital (RBC).

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

Claims settlement expenses are costs incurred in settling a claim. These costs include internal administration and payout costs, but also such items as attorney´s fees and investigation expenses.

Annual Report on Form 20F 2018

428	Other non-financial information Glossary

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

Compound financial instruments are financial instruments that, from the issuer´s perspective, contain both a liability and an equity element.

Constructive obligation is an obligation that derives from an entity´s actions whereby an established pattern of past practice, published policies or a sufficiently specific current statement, the entity has indicated to other parties that it will accept certain responsibilities, and as a result, the entity has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

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

Deferred tax assets are amounts of income taxes recoverable in future periods in respect of deductible temporary differences; the carry forward of unused tax losses; and the carry forward of unused tax credits.

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

Derecognition is the removal of a previously recognized asset or financial liability from an entity´s statement of financial position.

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

Annual Report on Form 20F 2018

429	Other non-financial information Glossary

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

Equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor´s share of net assets of the investee. The profit or loss of the investor includes the investor´s share of the profit or loss of the investee.

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

Foreign currency is a currency other than the functional currency of an entity within the Group.

Annual Report on Form 20F 2018

430	Other non-financial information Glossary

Foreign currency translation reserve (FCTR) is part of shareholders’ equity, and is the reserve for the exchange differences recognized from the financial statements of the group entities. On the consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The resulting exchange differences are recognized in the FCTR.

Foreign operation is an entity that is a subsidiary, associate, joint venture or branch of a reporting entity within the Group, the activities of which are based or conducted in a country or currency other than those of the reporting entity.

Functional currency is the currency of the primary economic environment in which an entity within the Group operates.

Fungibility & Transferability is the ability to up-stream and transfer capital between jurisdictions. This ability differs between jurisdictions as it depends on the legal framework of each jurisdiction.

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

Insurance asset is an insurer´s contractual right under an insurance contract.

Insurance contract is a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Insurance liability is an insurer´s contractual obligation under an insurance contract.

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

Annual Report on Form 20F 2018

431	Other non-financial information Glossary

settlement of all financial instruments covered by the agreement in the event of default on, or termination of, any contract.

Matching adjustment will adjust the discount rate applied in the valuation of predictable liabilities which are cash flow matched using fixed income assets. The predictability of the portfolio means that matching assets can be held to maturity and that the insurer is consequently not exposed to price movements, only to the risk of default.

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

Partial Internal Model is a combination of a Standard Formula and Internal Model, used to calculate the Solvency II capital requirement.

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

Realizable value is the amount of cash or cash equivalents that could currently be obtained by selling an asset in an orderly disposal.

Recognition is the process of incorporating in the statement of financial position or income statement an item that meets the

Annual Report on Form 20F 2018

432	Other non-financial information Glossary

definition of an element and satisfies the following criteria for recognition:

◆	It is probable that any future economic benefit associated with the item will flow to or from the entity; and

◆	The item has a cost or value that can be measured with reliability.

Reinsurance assets are a cedant´s net contractual rights under a reinsurance contract.

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

Standard Formula is a risk-based approach to the calculation of an insurer’s solvency capital requirement, prescribed by the regulator.

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

Annual Report on Form 20F 2018

433	Other non-financial information Abbreviations

Abbreviations

AFM Authority for the Financial Markets

ALCO Asset & Liability Management Committee

ALM Asset Liability Management

BCR Basic Capital Requirement

CEE Central & Eastern Europe

DNB Dutch Central Bank

DOL Department of Labor

EFRAG European Financial Reporting Advisory Group

FSB Financial Stability Board

GICs Guaranteed Investment Contracts

GMDB Guaranteed Minimum Death Benefits

GMIB Guaranteed Minimum Income Benefits

GMWB Guaranteed Minimum Withdrawal Benefits

G-SII Global Systematically Important Insurer

HLA Higher Loss Absorbing Capacity

IAIS International Association of Insurance Supervisors

ICS Insurance Capital Standard

ORSA Own Risk and Solvency Assessment

PPI Premium Pension Institution

SEC United States Securities and Exchange Commission

Annual Report on Form 20F 2018

434	Other non-financial information Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRSfinancial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 5 ‘Segment information’ of this report. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:

◆	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

◆	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

◆	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;

◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

◆	Consequences of a potential (partial) break-up of the euro;

◆	Consequences of the anticipated exit of the United Kingdom from the European Union;

◆	The frequency and severity of insured loss events;

◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Acts of God, acts of terrorism, acts of war and pandemics;

◆	Changes in the policies of central banks and/or governments;

◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

Annual Report on Form 20F 2018

435	Other non-financial information Disclaimer

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
◆	Customer responsiveness to both new products and distribution channels;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1), 7(1)a and 7(4) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Annual Report on Form 20F 2018

436	Other non-financial information Contact

Contact

Head office

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Name: Jay Orlandi

Telephone: +1 443 475 3836

E-mail: jay.orlandi@transamerica.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Annual Report on Form 20F 2018

437	Other non-financial information Documents on display

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

Those documents contain important information about Aegon and its financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to page 436).

Annual Report on Form 20F 2018

438	Other non-financial information Index to Exhibits

Exhibits

Index to Exhibits

1	Articles of Association. (1)
2	Any instruments defining the rights of security holders and/or long-term debt holders. Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	1983 Amended Merger Agreement. (2)
4.2	Voting Rights Agreement. (3)
4.3	Board Agreement between A.R. Wynaendts and Aegon N.V. (4)
4.4	Aegon N.V. Long-term Incentive Plan Rules. (5)
4.5	Aegon Group Executive Board Variable Compensation Plan Rules 2013. (6)
4.6	Aegon Group Executive Board Variable Compensation Plan Rules 2014. (7)
4.7	Aegon Group Executive Board Variable Compensation Plan Rules 2015. (8)
8	List of Subsidiaries of Aegon N.V. – Incorporation by reference to Note 52 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
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

Annual Report on Form 20F 2018

aegon.com