Form 20-F
period 2019-12-31
AEGON NV
filed 2020-03-18
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

+31-70-3445458

Jurgen.vanRossum@aegon.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value EUR 0.12 per share	AEG	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

(Title of Class)

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,105,138,885 common shares and 585,022,160 common shares B

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to

Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

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
on Form 20-F
2019

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a
2	Offer Statistics and Expected Timetable	n/a
3	Key Information
3A	Selected financial data	120-121

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	86-89; 109-115; 184-209; 365-385
4	Information on the Company
4A	History and development of the Company	10-35; 301-303; 429

4B	Business overview	338-364

4C	Organizational structure	10-12

4D	Property, plants and equipment	387
4A	Unresolved Staff Comments	n/a
5	Operating and Financial Review and Prospects
5A	Operating results	122-142

5B	Liquidity and capital resources	96-104; 231-233; 266-267; 277-281

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	19-35; 122-142

5E	Off-balance sheet arrangements	294-298

5F	Tabular disclosure of contractual obligations	208-209; 294-298; 329

5G	Safe harbor	n/a
6	Directors, Senior Management and Employees
6A	Directors and senior management	41-45

6B	Compensation	54-85; 224-226; 305-306

6C	Board practices	36-40

6D	Employees	31-33; 217; 388

6E	Share ownership	36-40; 324-326

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	38; 324-326

7B	Related party transactions	305-306

7C	Interest of experts and counsel	n/a
8	Financial Information
8A	Consolidated Statements and Other Financial Information	144-150; 327-333

8B	Significant Changes	n/a
9	The Offer and Listing
9A	Offer and listing details	387

9B	Plan of distribution	n/a

9C	Markets	387

9D	Selling shareholders	n/a

9E	Dilution	n/a

9F	Expenses of the issue	n/a
10	Additional Information
10A	Share capital	n/a

10B	Memorandum and articles of association	390-391

10C	Material contracts	387

10D	Exchange controls	387

10E	Taxation	392-399

10F	Dividends and paying agents	n/a

10G	Statement by experts	n/a

10H	Documents on display	430

10I	Subsidiary Information	n/a
11	Quantitative and Qualitative Disclosures About Market Risk	109-115; 184-209
12	Description of Securities Other than Equity Securities	n/a

Aegon Annual Report on Form 20-F 2019

13	Defaults, Dividend Arrearages and Delinquencies	n/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
15	Controls and Procedures	116
16A	Audit committee financial expert	49-50
16B	Code of Ethics	89
16C	Principal Accountant Fees and Services	400
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	399
16F	Change in Registrant’s Certifying Accountant	n/a
16G	Corporate Governance	36-40
16H	Mine Safety Disclosure	n/a
17	Financial Statements	n/a
18	Financial Statements	144-322
19	Exhibits	431

Aegon Annual Report on Form 20-F 2019

Welcome to Aegon’s 2019

Annual Report on Form 20-F

To prosper, we believe companies must create long-term value for the societies and communities in which they operate, their shareholders, customers, and communities and business partners.

Aegon makes economic and social contributions through returns to shareholders, tax and support for local communities, as well as through investments both for our own account and on behalf of our customers. Our aim is to be a responsible corporate citizen, fully aware of the impact we have on our stakeholders, society as a whole, and environment.

This is Aegon’s Annual Report on Form 20-F for the year ended December 31, 2019. Aegon’s aim in producing this report is to provide a clear, balanced overview of the Company’s operations, strategy and performance. In this report, we look at the trends and challenges our business is facing, at our strategy, at how we create and share value – and at how we safeguard this value through a responsible approach to our business. This report also contains the 2019 consolidated financial statements and Company financial statements for Aegon N.V. (from page 144).

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

We have prepared this report in accordance with the International Financial Reporting Standards, as issued by the IASB, as well as the International Integrated Reporting Council (IIRC) framework. This report also conforms to relevant reporting requirements under the Dutch Corporate Governance Code and Dutch Civil Code (Part 9, Book 2).

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

A reconciliation between IFRS-EU and IFRS is included in note 2.1 to the consolidated financial statements

If you have comments or suggestions about this report, please contact our offices in The Hague. Contact details may be found on page 429.

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

Aegon Annual Report on Form 20-F 2019

2019 At a glance

4	2019: A year of progress

5	Performance highlights

6	Letter from our CEO

8	Letter from our Supervisory

Board Chairman

Aegon: A global provider
of financial solutions

10	Aegon today

11	Aegon’s markets

11	Aegon’s products and services

11	Diversified distribution channels

12	Sources of revenues and earnings

12	Ownership

12	Capital position

Value creation

13	Value creation

13	Explanatory note

13	Definitions

Aegon’s business
environment

14	Global macroeconomic climate

14	Wealth and health

15	Working with regulators, worldwide

Aegon’s strategy

19	Aegon’s purpose

19	Active portfolio management

19	Focused on profitable growth

20	Investing in the future

20	Seeking meaningful customer
relationships

20	Looking forward

Performance in 2019

Responsible business

24	Our approach

24	Individual

25	Society

26	Environment

Responsible investment

28	ESG integration

28	Active ownership

29	Solutions

Aegon: A partner to the world

31	Customers

31	Employees

33	Partners and suppliers

33	Investors

34	Society

Safeguarding value creation

36	Corporate governance

41	Composition of the Boards

46	Report of the Supervisory Board

54	Remuneration Report

86	Non-financial policies, procedures
and outcomes

89	Code of Conduct

90	Regulation and supervision

96	Capital and liquidity management

105	Asset liability management

107	Reinsurance ceded

109	Risk management

116	Controls and procedures

Aegon Annual Report on Form 20-F 2019

Financial information
120	Selected financial data
122	Results of operations
123	◆ Results 2019 worldwide
129	◆ Results 2019 Americas
133	◆ Results 2019 Europe
138	◆ Results 2019 Asia
141	◆ Results 2019 Aegon Asset Management

Consolidated financial statements of Aegon N.V.
143	Exchange rates
144	Consolidated income statement of Aegon N.V.
145	Consolidated statement of comprehensive income of Aegon N.V.
146	Consolidated statement of financial position of Aegon N.V.
147	Consolidated statement of changes in equity of Aegon N.V.
150	Consolidated cash flow statement of Aegon N.V.
151	Notes to the consolidated financial statements

Financial statements of Aegon N.V.
310	Income statement of Aegon N.V.
311	Statement of financial position of Aegon N.V.
312	Notes to the financial statements

Other information
323	Profit appropriation
324	Major shareholders

Other financial information
327	Schedule I
328	Schedule II
330	Schedule III
332	Schedule IV
333	Schedule V
334	Auditor’s report on the Annual Report on Form 20-F

Additional information
338	Overview of Americas
346	Overview of the Netherlands
352	Overview of United Kingdom
356	Overview of Southern and Eastern Europe
360	Overview of Asia
363	Overview of Aegon Asset Management
365	Risk factors Aegon N.V.
386	Compliance with regulations
387	Property, plant and equipment
387	The offer and listing
387	Material contracts
387	Exchange controls
388	Employees and labor relations
389	Dividend policy
390	Memorandum and Articles of Association
392	Taxation
399	Purchases of equity securities by the issuer and affiliated purchasers
400	Principal accountant fees and services

Other non-financial information
402	Non-financial data
405	Basis of preparation
408	Reference tables
408	◆ International Integrated Reporting Council (IIRC) framework
409	◆ EU Directive on Non-Financial Information
410	◆ Task Force on Climate-related Financial Disclosures (TCFD)
416	◆ UN Principles for Sustainable Insurance (PSI)
417	◆ UN Sustainable Development Goals (SDG)
419	◆ International Responsible Business Conduct Agreement
420	Glossary
426	Abbreviations
427	Disclaimer
429	Contact
430	Documents on display
431	Index to Exhibits

Aegon Annual Report on Form 20-F 2019

4	2019 At a glance

2019: A year of progress

In 2019, Aegon continued its realignment for growth, launched new propositions, further improved customer service, and made important executive management appointments to guide us into our next phase of development. We set ambitious 3-year financial targets. Milestone moments included:

February

Aegon set new financial targets for 2019-2021 focused on growing capital generation and dividends.

March

Transamerica announced agreement with LTCG for administration of long-term care insurance.

Transamerica designated as a Best Place to Work for LGBTQ equality and received perfect score from Human Rights Campaign.

April

Transamerica launched fifth Deltashares Managed Risk ETF.

Aegon issued EUR 500 million of Solvency II Restricted Tier 1 Perpetual Contingent Convertible Securities to replace USD 500 million of grandfathered Restricted Tier 1.

Transamerica organized itself for further growth by establishing two dedicated business lines – Workplace Solutions and Individual Solutions.

May

Aegon signed a deal to divest its stake in its Japan-based joint ventures with Sony Life.

Bas NieuweWeme appointed CEO of Aegon Asset Management, succeeding Sarah Russell.

August

Announcement that Lard Friese will succeed Alex Wynaendts as Aegon’s CEO at the AGM in May 2020.

Transamerica reduced fees for multiple investments, helping to maximize overall value for customers.

September

Announcement that Mike Holliday-Williams will succeed Adrian Grace as CEO of Aegon UK.

Aegon announced it will establish an International division encompassing its Asian and Southern and Eastern European businesses as of January 1, 2020.

Maarten Edixhoven appointed to the Management Board as of October 2019.

Transamerica named one of the best 100 companies in the US for working mothers and enters Diversity Best Practices Inclusion Index.

October

Aegon the Netherlands reorganized itself to become a more agile company to improve effectiveness and efficiency of service delivery.

Announcement that Thomas Wellauer will be proposed to join Aegon’s Supervisory Board at the AGM in May 2020.

Aegon issued USD 925 million of Solvency II Tier 2 Subordinated Notes to replace USD 1 billion of grandfathered Restricted Tier 1.

November

Aegon celebrated its 175th anniversary.

December

Aegon Asset Management announced realignment of its organization as a truly global asset manager set up for future growth.

Aegon reinsured about one quarter of its longevity exposure in the Netherlands with Canada Life Reinsurance.

Aegon Annual Report on Form 20-F 2019

Performance highlights

29.9
Number of customers
(in millions)

29%
Percentage of digitally connected customers
(% of total customers)

88%
NPS Coverage
(% of the business covered in our relational NPS program)

+4.3
Number of new customers
(in millions)

67
Employee engagement score

	2019	2018
Dividend pay-out ratio[1] (in %)	41	43
Return on equity[3] (in %)	9.5	10.2
Normalized capital generation[2] (in EUR millions)	1,569	1,398
Solvency II ratio (in %)	201	211
Holding excess cash (in EUR billions)	1.2	1.3
Gross financial leverage ratio (in %)	28.5	29.2
Gross remittances (in EUR millions)	1,365	1,575

1 % of normalized capital generation.
2 After holding expenses.
3 Return on equity is calculated using shareholders' equity based on IFRS as adopted by the EU.

Aegon Annual Report on Form 20-F 2019

2019 was a special year in which we marked Aegon’s 175th anniversary. Throughout all of these years, and despite many changes inside and outside our organization, we have remained strongly committed to our purpose of helping people achieve a lifetime of financial security.

The need for solidarity and financial security has only grown. This is particularly true in recent years as increasing longevity and lower birth rates, combined with other trends in society, have added to the strain on social security and other government benefits. The responsibility for financial security up to and into retirement is increasingly shifting to the individual, who is often not prepared for the task.

These trends are global and Aegon is proud that we use our long years of expertise to help 29.9 million customers in over 20 countries to secure their financial futures. Our contribution to our customers’ lives can clearly be seen as Aegon paid over EUR 59 billion in claims, benefits and plan withdrawals globally in 2019 alone. While our local businesses have their own unique cultures and business models, we all share the same purpose.

Looking back at 2019

Aegon operated in a challenging environment in 2019, with persistent low interest rates in our key markets negatively impacting underlying earnings. We also experienced net outflows in our US retirement and annuity businesses. As a result we achieved a return on equity1 of 9.5%, below our target of 10%. However, we increased our normalized capital generation which, combined with a number of management actions we have taken, enabled us to maintain a strong capital position.

At the same time, we continued to execute on our strategy and we reached a number of important milestones, by simplifying Aegon’s structure and adopting an even more proactive approach to managing our portfolio of businesses.

We announced in February 2019 that we were grouping our businesses into three strategic categories – Manage for Value,

Drive for Growth, and Scale-up for Future. The categories recognize the different maturities, varying growth dynamics and capital generation patterns of our businesses – and the need to manage them in distinct ways.

Manage for Value

Manage for Value consists of our at-scale, mostly spread-based businesses, which we manage by optimizing capital generation. In this category, we have, for instance, accelerated the release of capital from our mature businesses in the Netherlands by reinsuring a quarter of our longevity risk. In the Netherlands we also moved from a defined benefit plan to a defined contribution plan for new pension accruals of Aegon’s own employees. This switch reduces volatility in Aegon’s pension expenses and helps to protect our capital position.

Drive for Growth

The Drive for Growth businesses are the cornerstone of our growth strategy as they have the highest potential for future capital generation growth. Therefore we direct the vast majority of our investments into these businesses. I am pleased to see positive momentum in the second half of 2019 in Life and Accident & Health sales, as well as gross deposits. We also continued to make investments to improve our customer experience and increase retention rates, in particular in our Transamerica Workplace Solutions business.

Aegon Asset Management continued to grow in 2019 and recorded its eighth consecutive year of positive net inflows from third parties. Under new leadership, this business has been realigned as a fully global asset management organization and is set up for future growth.

And finally in the UK, in the Drive for Growth category, we completed the Cofunds integration, thereby achieving the targeted expense savings and confirming our position as the largest player in the UK platform market.

Scale-up for Future

The Scale-up for Future category brings new platforms, technology and business models to capture meaningful new growth opportunities.

1   Return on equity is calculated using shareholders’ equity based on IFRS as adopted by the EU.

Aegon Annual Report on Form 20-F 2019

7	Letter from our CEO

In 2019, we announced the creation of Aegon International, which brings together our businesses in Asia and Southern and Eastern Europe. This new division is designed to accelerate growth and further leverage cross-border synergies by developing new business models and realizing operational efficiencies. We are also reaching out to customers directly as we continue expanding our digital platforms. In this regard I would like to point out an interesting development in China, where our insurance joint venture is partnering with a major e-commerce player to offer term life products on its platforms. The first product launch in October 2019 led to the sale of 150,000 new term life policies in the fourth quarter of 2019, indicating the strong potential of the e-commerce model.

If a Scale-up for Future business does not fulfil our expectations, we review the position in order to optimize our capital allocation. As a result, we decided to sell our stake in the partnership with Sony Life in Japan.

Investing in the future

Looking ahead, the macroeconomic environment as a whole remains uncertain. And, at the time of writing this letter in March 2020, the full impact from the coronavirus outbreak is not yet clear. We are, however, seeing disruption to the global economy as both stock markets and interest rates have declined significantly. We have taken the necessary measures aiming to provide for the safety and the wellbeing of our colleagues and customers around the world.

In order to keep Aegon future ready and be able to quickly adjust to changing circumstances, we keep transforming our organization and make investments to become increasingly innovative, customer-centric and data-driven. These investments contribute towards more of our employees becoming aware of digital opportunities, with training programs geared towards knowledge building in data and analytics. Over a thousand Aegon leaders participated in the Analytics for Leaders program. This is in addition to other data and analytics programs available for all our employees.

We are also running a number of projects at business-unit level to further streamline our operations. These projects create opportunities to inspire new business ideas, leading to better service for our existing customers and opening of new markets.

Responsible business

We take our responsibility to society seriously and it is a good sign that Aegon’s voice is increasingly being heard on issues subject to public debate. During 2019, we re-examined our approach to sustainability, and important social, environmental and economic aspects of our operations.

Investments

As a major institutional investor entrusted with the management and servicing of almost EUR 900 billion in customer assets, we strive to deliver on our promise of a secure and healthy financial future while caring about the environment in which we all live. We are proud to contribute to the UN Sustainable Development Goals and continue acting in the spirit of Principles for Responsible Investment, to which Aegon Asset Management is a signatory. For example, our updated Responsible Investment Policy – finalized in December 2019 – expands the criteria for excluding companies with coal-related activities from our investments.

Longevity research

Healthy aging is at the heart of our business, and Aegon has developed insights into longevity and retirement. These insights are crucial, as government-supported retirement schemes are coming under increasing strain as individuals face more responsibility to safeguard their financial futures. We believe that the solution is a combination of collective action and empowerment. I was honored to deliver this message to the Organization for Economic Co-operation and Development Forum in May 2019 when presenting our annual Retirement Readiness report, The New Social Contract: Empowering individuals in a transitioning world.

Supporting our communities

We also take steps to help improve the communities in which we operate. During 2019, Aegon and Transamerica contributed over EUR 9 million in support of local communities through cash donations and employee volunteering. For instance, colleagues built affordable houses in Denver with Habitat for Humanity, and helped people address the problem of excessive debt in the Netherlands with a financial coaching program.

Conclusion

This is my last contribution to the annual report after twelve years as CEO of Aegon. Looking back over this period, I am proud of what we have achieved together. We have transformed the company and ensured that we can continue to make good on our purpose of helping people achieve a lifetime of financial security long into the future.

Like other companies operating around the world, Aegon is exposed to the challenges resulting from the coronavirus pandemic. We are taking measures aimed at safeguarding the interests of all our stakeholders in this difficult time.

I recognize that Aegon’s long-term transformation has at times asked a lot of our investors, as well as our employees. Mindful of everything we have experienced together over the last 12 years, I want to express sincere thanks, also on behalf of the Management Board, to everyone who has contributed to Aegon’s journey, serving millions of customers around the globe. Together, we impact people’s lives in the moments that matter.

Alex Wynaendts Chief Executive Officer and Chairman of the Executive Board of Aegon N.V.

Aegon Annual Report on Form 20-F 2019

Aegon made significant progress in its transformation in 2019 and the Supervisory Board is committed to supporting the focus on accelerating sustainable growth to benefit all of Aegon’s stakeholders.

Societal trends

The insurance and pensions industry is being changed fundamentally due to the societal trends and rapid-paced digital innovation impacting our daily lives. People are living longer and face challenges in maintaining their financial security at a time when national social security systems are under increasing strain. Long-held expectations about well-funded retirement for all are under threat. At the same time, much of our daily transactions and activities now occur in digital form and in the cloud, and innovation is accelerating.

Now, more than ever, people need the right solutions and tools, coupled with an understanding of how to use them, to ensure their financial security.

This makes Aegon – with roots stretching back 175 years – and its expertise in pensions, life insurance, asset management and other financial services more relevant than ever before for customers. We are proud to provide important insights to policymakers on shaping retirement systems fit for the 21st Century. Aegon can fulfill these important functions due to our mutually beneficial relationships with a wide range of stakeholders. For instance, our 23,757 employees received EUR 2.1 billion in salaries and other benefits in 2019 and we delivered approximately EUR 899 million to investors in dividends and interest payments.

Long-term view

As we are entrusted with overseeing the Company strategy, the Supervisory Board plays an important role in helping Aegon remain relevant to all our stakeholders and wider society, while growing sustainably. We perform this task by taking the long-term view. The members of the Supervisory Board, who come from a range of industries and disciplines, keep a close eye on today and tomorrow’s trends and have been engaging in productive and insightful dialogues with Aegon’s management.

We did not see the expected growth in earnings and sales in 2019. Yet, the Supervisory Board was pleased to note that Aegon realized key elements of its transformation strategy to position the Company for long-term value creation. It is encouraging to see how Aegon is bringing innovative solutions to customers in large developing markets such as Turkey, India and China. The activities in Southern and Eastern Europe and Asia have been brought together in a new division called Aegon International. This organizational change is designed to accelerate growth, foster new business models and enable operational efficiencies.

The full Supervisory Board held a meeting in New York with the Management Board in June to further discuss the grouping of Aegon’s portfolio of businesses into three distinct categories: Manage for Value, Drive for Growth, and Scale-up for Future. Supervisory Board members also visited offices of our US business, Transamerica, during the year to connect with the business and staff. We were particularly interested in talking to people directly involved in partnerships with third-party administrators to administer our US annuity, insurance and long-term care business lines. These partnerships enable Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to serve all customers. Similarly, the Supervisory Board went to Spain and the Netherlands to evaluate how transformation processes are being implemented in our businesses there and how they impact employees.

Aegon Annual Report on Form 20-F 2019

9	Letter from our Supervisory Board Chairman

The coronavirus outbreak has introduced new uncertainty, and the Supervisory Board is being kept informed of the measures Aegon is taking to prioritize the health and wellbeing of its employees and customers.

Corporate governance

The Supervisory Board, supported by its four committees – covering the topics of Audit, Risk, Remuneration and Nomination – had a busy agenda in 2019. Key topics included corporate governance, compliance, reputation, human capital, as well as overseeing and advising on the Company strategy. The Audit and Risk Committees evaluated internal reports and engaged with Aegon’s senior management and regulators to ensure the integrity of Aegon’s financial statements, internal control systems and processes to deal with risks as diverse as how Aegon does business, the security of our IT systems and how we comply with existing and planned regulations.

Remuneration at publicly owned companies has been the subject of much discussion in recent years. The EU’s new Shareholder Rights Directive has mandated some changes to remuneration policies, and at Aegon we value the opinions of our various stakeholders on this important subject. Therefore, the Remuneration Committee was involved in a major consultation process with shareholders, proxy advisors and employee representatives in 2019 in regard to amending our remuneration policies for the Executive Board and the Supervisory Board. The amended policies, reflecting both the new Directive and the dialogue with our stakeholders, will be presented for approval at the Annual General Meeting of Shareholders (AGM) in May 2020.

The Remuneration Committee also oversaw the update of Aegon’s Group Global Remuneration Framework and the Remuneration Policy for Material Risk Takers which is designed to limit excessive risk-taking by key employees.

CEO succession

An important responsibility for the Supervisory Board is CEO succession. Finding the right candidate is essential when a CEO is to set hand over the baton to a successor tasked with leading the Company to the next stage of development. The Supervisory Board as a whole, and the Nomination Committee in particular, therefore devoted significant attention to managing the succession process, which was first announced in late 2018. After thorough assessments of a strong bench of internal and external candidates, we announced in August that Lard Friese will be proposed for appointment as CEO at the AGM in May 2020.

With shareholder approval, Lard will build on the hard work done by Alex Wynaendts and his team. Alex has led the successful strategic and financial transformation of Aegon over the last 12 years. As a result, Aegon is now well-positioned for the next phase of development and to realize its full potential. Both Alex and the Supervisory Board agreed this to be the natural moment for him to hand over to a new CEO. I would like to express, also on behalf of the entire Supervisory Board, our sincere gratitude and appreciation to Alex for guiding Aegon through its major transformation and the great dedication he has shown to the Company, its employees and all its stakeholders.

The Supervisory Board was also involved in discussions in 2019 concerning important appointments of Management Board members, including for Aegon Asset Management, Aegon International and Aegon UK.

Nominations and appointments

The Supervisory Board continually evaluates its own composition and effectiveness, and mindful of Aegon’s commitment to diversity, we will over time propose the appointment of new members. We are delighted to propose the appointment of Caroline Ramsay to the Supervisory Board at the AGM in May 2020. Caroline has substantial experience in finance and auditing, as well as extensive managerial expertise acquired in executive roles with several large insurance companies. We have also proposed that Thomas Wellauer, who has an in-depth knowledge of the insurance industry, will be appointed to the Supervisory Board at the AGM in May 2020. At the AGM in 2019, shareholders approved the reappointment of Ben Noteboom, currently chair of the Remuneration Committee, for an additional four-year term. In October 2019, Robert Dineen announced that he was stepping down in light of his appointment as Non-Executive Chairman of a US investment manager. I would like to thank Robert for his contribution since 2014. In conclusion, I would like to compliment all Aegon staff for the commitment they have shown during 2019. I am also grateful to my Supervisory Board colleagues for their ongoing contributions and support. Finally, I invite you all to turn to page 46 of this Integrated Annual Report for a comprehensive report of the Supervisory Board’s priorities and activities during 2019.

In conclusion, I would like to compliment all Aegon staff for the commitment they have shown during 2019. I am also grateful to my Supervisory Board colleagues for their ongoing contributions and support. Finally, I invite you all to turn to page 46 of this Integrated Annual Report for a comprehensive report of the Supervisory Board’s priorities and activities during 2019.

William Connelly
Supervisory Board Chairman

Aegon Annual Report on Form 20-F 2019

Aegon: A global provider

of financial solutions

Aegon today

Aegon is an integrated, diversified financial services group that offers innovative and effective savings and protection solutions for customers worldwide. Aegon traces its roots back to the 19th century. We now serve more than 20 countries, with 29.9 million customers and EUR 898 billion of revenue-generating investments. Our holding company, Aegon N.V., is headquartered in The Hague, the Netherlands.

Main brands

Aegon

Australia, China, Hong Kong, Hungary, Indonesia, Japan, the Netherlands, Poland, Romania, Spain, Thailand, Turkey, UK

Transamerica

Bermuda, Hong Kong, Singapore, US

Aegon Asset Management

Germany, Hong Kong, Hungary, Japan, the Netherlands,

Spain, UK, US

Joint ventures and associates Brazil, China, France, Hong Kong, India, Indonesia, Japan[1], Malaysia, Mexico, the Netherlands, Philippines, Portugal, Singapore, Spain, Thailand, Vietnam

◆	The Aegon brand operates as Aegon Insights in Australia, China, Indonesia, Japan, Thailand and Hong Kong.
◆	The Transamerica brand operates as Transamerica Life Bermuda in Hong Kong, Singapore and Bermuda.
◆	Aegon Asset Management operates in the US, the Netherlands, Hungary, Spain, Germany, Hong Kong and Japan, Kames Capital brand in the UK and TKP Investments in the Netherlands will be re-branded to Aegon Asset Management in 2020.
◆	We also operate under several other brands, including: Knab, TKP, Robidus, Cappital and Nedasco (Netherlands); World Financial Group (US, Canada); Origen Financial Services (UK); Futuready (Indonesia); Transamerica Ventures and Blue Square Re (Global).

[1] Business divested in January 2020.

Aegon Annual Report on Form 20-F 2019

11	Aegon: A global provider of financial solutions

Aegon’s markets

For 2019, we are continuing to report Aegon’s business by the following reporting segments:

◆	Americas
◆	Europe
◆	Asia
◆	Asset Management (Global)

As of January 1, 2020, a new reporting segment, Aegon International has been established to bring together our activities in Southern and Eastern Europe (SEE), and all our Asian businesses to focus on growth. Aegon the Netherlands and Aegon UK, currently reported under Europe, will become separate reporting segments.

As a global financial services group, we are equipped to share capital, talent, knowledge, processes and technologies across geographies and business lines. To this end, at the beginning of 2019, we grouped our businesses into three distinct strategic categories:

◆	Drive for Growth
◆	Manage for Value
◆	Scale-up for Future

These categories support our systematic and proactive approach of reallocating capital towards attractive and profitable market opportunities.

Aegon’s products and services

Aegon’s services and products include:

	Insurance	Long-term savings related	Banking	Asset Management
Products and services	● Life (universal, whole and term) ● Accident and health ● Property and casualty	● Retirement plan services ● Annuities ● Mutual funds ● Stable value solutions	● Digital banking services ● Residential mortgages	● Retail and institutional investment management solutions ● Retirement savings vehicles and strategies

Diversified distribution channels

Aegon offers both direct and intermediary-assisted access to products throughout all its divisions. This allows us to both benefit from direct relationships with our customers while continuing to offer our customers more sophisticated solutions which require financial advice.

Aegon distributes its products and services through brokers, agents, banks, employee benefit consultants and independent financial advisors. Our multi-channel approach to intermediary distribution serves a diverse customer universe and allows us to build tailored solutions requiring advice based on input we receive from our network of informed business partners.

Growth businesses in China and India

In 2008, Aegon formed Aegon Industrial Fund Management Company (AIFMC), an asset management joint venture based in Shanghai. We own 49% of the partnership. AIFMC now has more than EUR 45 billion (at 100%) assets under management (AuM) in mutual funds, separately managed accounts and advisory accounts. Between 2012 and 2019, AuM increased at a 36% compound annual growth rate (CAGR) and earnings before tax have grown at a 20% CAGR.

Aegon also owns a 50% share of a life insurance JV with Chinese conglomerate THTF. We serve more than 730,000 individual customers and approximately 270,000 group life clients, across 11 provinces in China. We make use of traditional distribution through intermediaries as well as direct online channels. New premium production has grown at a 34% CAGR since a change in JV partner at the end of 2014.

Internet sales are also driving positive momentum in India where we own 49% of Aegon Life. We were amongst the first in the market to launch online term insurance sales and are now expanding our e-commerce capabilities and offerings through partnerships with payments platforms PAYtm, Mobikwik, firstcry.com and Flipkart that combined give us access to approximately 600 million users.

Our network of partnerships in China and India positions us for growth in markets where financial protection and investment management are fast-growing markets.

Aegon Annual Report on Form 20-F 2019

12	Aegon: A global provider of financial solutions

Some of the distribution channels are owned by Aegon: we serve customers through Origen Financial Services in the UK and World Financial Group in the US and Canada. We also develop e-commerce partnerships, for example in India and China.

We have also developed and are growing our direct distribution capabilities for simpler types of solutions where we can engage with customers directly – e.g., in our Dutch digital bank, Knab.

Sources of revenues and earnings

Aegon derives revenues and earnings from insurance premiums, investment returns, fees and commissions. Aegon is well-diversified across these sources of revenues and earnings which positively contributes to our ability to both pay attractive dividends and to invest in future growth.

Ownership

Aegon N.V. is a Dutch public limited liability company. Its shares are listed in both Amsterdam (Euronext) and New York (NYSE). Around three-quarters of our shareholders are from our three main markets: the US, the Netherlands and the UK. Shareholders meet at least once a year at our offices in The Hague. Aegon’s largest shareholder is Vereniging Aegon, which holds 14.1% of the common shares.

Capital position

We carefully manage our capital position to protect Aegon and its customers against fluctuations in global financial markets and changing business conditions. At the end of 2019, our Solvency II ratio – a measure of our capital strength – stood at 201%, above our 150%-200% target range. Meeting our capital targets increases our ability to deploy capital to pay attractive dividends and to invest in future-ready business opportunities.

Where our customers are

(total number of customers by location, in millions, end-2019)

Where our earnings come from

(underlying earnings before tax, in EUR millions)

[1]	Total number includes Holding and others (not shown in chart).
[2]	Figures relate to Aegon Asset Management only.

Where our employees work

(by reporting segment, end-2019)

How we invest

(assets under management by asset class2, end-2019)

Aegon Annual Report on Form 20-F 2019

13	Value creation

Value creation

Value created and shared with stakeholders

Explanatory note

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

Definitions

Financial capital represents the funds to which Aegon has access. This includes debt and equity capital. Human and intellectual capital refers to individual knowledge, skills and capacities in Aegon’s workforce, as well as the company’s institutional knowledge, processes and expertise. Social and relationship capital covers relationships both within and outside the company. These include relationships with customers, employees, suppliers and other business partners.

Aegon Annual Report on Form 20-F 2019

14	Aegon’s business environment

Aegon’s business environment

A detailed and practical understanding of our operating environment is essential to successfully running our business. Our ecosystem is shaped by complex demographics, socioeconomic, macro-financial, regulatory, and technological trends, which we capture and systematically analyze in a formal Business Environment Scan process.

Global macroeconomic climate

2019 was another strong year for the global economy, where continued growth was driven by strong momentum in services, partially offset by selective weakness in manufacturing. However, political uncertainty remained elevated with Sino-US trade conflicts, uncertainties around Iran, and the outbreak of a novel coronavirus towards the end of the year.

While stock markets hit new highs, interest rates reached new lows in Europe and declined to 2016 levels in the US. Low interest rates make savings fundamentally less attractive and represent a major headwind to our businesses, particulary in the US and Europe. Low expectations of inflation persist, which, combined with an abundance of savings, means that ‘lower for longer’ interest rates are more likely and will shape our business strategies going forward.

Wealth and health

Demographic trends support Aegon’s continued efforts to build its business based on the concept of providing long-term solutions related to wealth and health to its customers.

As the worldwide population ages, individuals and societies contend with the need to fund longer lifespans. This challenge can be addressed through a number of coherent measures which Aegon calls a ‘New Social Contract’. This requires solidarity between generations and sustainable solutions for retirement provisions that are highly adaptable to the rapid pace of change.

Individuals may delay retirement and/or engage in part time or flexible contract work after reaching traditional retirement age. If well designed, this improves both the retirement outcome for individuals and improves the sustainability of governments’ budgets. It will also support health and happiness by keeping people more closely engaged with society as they age.

To achieve this, the parties involved should tap into innovation and technology. They should promote healthy lifestyles, financial literacy, lifelong learning and age-friendly communities.

The goals of the New Social Contract can only be achieved through a collaboration among all social partners including governments, employers, and individuals along with a broader group of stakeholders such as nonprofit organizations, academia, communities, and for-profit companies that share Aegon’s ambitions in this respect.

As part of the New Social Contract, individuals may delay retirement and/or engage in part time or flexible contract work after reaching traditional retirement age. This will have financial benefits, but will also support health and happiness by keeping people more closely engaged with society as they age. Our research has shown that physical and psychological well-

Aegon Annual Report on Form 20-F 2019

15	Aegon’s business environment

being and personal financial security exist symbiotically and are mutually supportive.

We can help to support comfortable and healthier retirements by providing effective long-term investment and protection solutions, including financial solutions that can augment the income promised by public pension plans.

On wealth

The world’s aging population requires asset accumulation solutions that pursue stable asset growth, and insurance solutions to protect that capital. We seek to serve our customers from the accumulation phase of life up and through retirement. During the accumulation phase, we provide well-managed, competitively priced investment solutions that seek long-term capital appreciation. We also provide vital services to public and corporate pension funds, and retirement programs that people contribute to throughout their working lives.

In retirement, we offer decumulation solutions like annuities and other services that contribute to lifetime income and security. We see development of the new-age decumulation and older-age healthcare solutions as key priorities for society as a whole and the financial services industry in particular.

On health

The United Nations reports that the 2019 global population of people aged over 65 will more than double to 1.5 billion by 2050. It is our societal obligation to prepare our customers for longer lifespans and longer and healthier retirements.

As a provider of financial security, we understand that health spend is the the largest cost category in people’s later years. We therefore have a vested interest in the health and well-being of our customers. If we can encourage customers to adopt healthy lifestyles and behaviors, we can alleviate some of this future financial burden.

Working with regulators, worldwide

Evolving regulatory landscape

Over the past decade, financial services regulation has become increasingly sophisticated. After the financial crisis, financial regulators focused on increasing financial stability, both of individual companies and of the financial system as a whole. More recently, regulatory focus has shifted to the role the financial sector can play in supporting the real economy (through initiatives such as European Capital Markets Union), or transition to a more sustainable world (e.g. through the European Sustainable Finance Action Plan).

In addition, the increased expectations for the financial sector with respect to protection of data, data privacy, the use of data by the financial sector and the gatekeeper role of the financial sector with respect to anti-money laundering and combating terrorism financing have resulted in a significant increase in regulation in these areas.

Changes in regulation can have a profound effect on the way we manage our business, our profitability and the products and services that we offer. We work with regulators around the world to understand what changes are coming, to have a voice in what those changes will be, and to learn how to benefit from upcoming opportunities.

Key regulations for Aegon

A significant change for our business was the introduction of new capital rules in Europe in 2016 with Solvency II, which is currently already subject to a fundamental review (so-called Solvency II 2020 review). This review may potentially lead to some important changes in the way Aegon calculates its regulatory capital. At the international level, reference can be made to the initiatives of the International Association of Insurance Supervisors (IAIS), such as the initiative that may lead to International Capital Standards for Insurers, the Common Framework for the Supervision of Internationally Active Insurance Groups and the Holistic Framework for Systemic Risk in the Insurance Sector. These three initiatives were recently adopted by the IAIS.

In May 2018, the European Union’s General Data Protection Regulation (GDPR) became effective. In 2017, new cyber security regulations went into effect in the US state of New York; and in 2020, new privacy legislation went into effect in the US state of California. In 2018 the fifth European Anti-Money Laundering Directive was adopted, and recently the European Banking Authority was given a prominent coordinating role in Europe in the supervision in this area. As a result of the European Market Infrastructure Regulation on derivatives, central counterparties and trade repositories (EMIR), additional requirements were introduced to improve transparency and reduce the risks associated with the derivatives markets. In this context, recently additional collateral/margin requirements came into effect.

In the area of market conduct regulation, the EU Insurance Distribution Directive – the IDD – became effective in the fourth quarter of 2018 replacing the Insurance Mediation Directive (IMD). IDD provides for enhanced consumer protection in the purchasing of insurance products, as well as facilitating competition between distributors. We are also seeing further efforts to open Europe’s financial services market via MiFID II. IFRS 17, which is expected to become effective per 2023, will significantly change the accounting for insurance contracts in financial statements, and this is expected to impact Aegon.

Aegon Annual Report on Form 20-F 2019

16	Aegon’s business environment

Business Environment Scan

Aegon conducts a biennial Business Environment Scan (BES) to identify material topics and issues for our business. This scan brings together the expert-driven emerging risk identification process and the materiality assessment as described in Aegon’s Integrated Annual Report 2018.

The aim of BES is to identify topics, including new and developing opportunities and risks, that could significantly impact Aegon’s value creation, financial strength, competitive position or reputation. We conduct this scan by engaging with relevant internal and external experts, as well as selected stakeholders like NGOs, business partners and customers. While we see many opportunities for our business, we are also mindful of potential challenges ahead. The BES was last completed in the third quarter of 2019, and since then a pandemic has been declared as a result of the coronavirus outbreak.

Aegon Annual Report on Form 20-F 2019

17	Aegon’s business environment

Through BES, we seek to better understand the material opportunities and risks that affect our worldwide operations, including, but not limited to, these high impact themes:

Evolving regulations	Opportunity	Risk

We pro-actively identify regulation-driven opportunities for the benefit of our customers, business partners and shareholders. We engage with regulators in our markets to prepare us for upcoming changes, and to gather insights from our businesses for regulators to help them shape a legislative landscape conducive to our ability to serve society. For example, Transamerica, our US subsidiary, strongly advocated the adoption of the SECURE Act. This Act among other things, will make it easier for small business owners to establish retirement plans through multi-employer plans (MEPs). MEPs are less expensive and easier to administer. Furthermore, the SECURE Act pushes back the age at which plan participants must take required minimum distributions, and remove the age limit at which the contributions to traditional individual retirement accounts can be made.

If we are not well prepared for new regulations, we may miss on commercial opportunities or will need to invest substantial additional resources into regulatory-driven internal changes. This diverts limited resources from identifying and satisfying customer needs, and may also increase our cost-of-service.

Changing competitive landscape	Opportunity	Risk

Not only do we face competition from established companies, but also increasingly from technology-driven and digitally-enabled start-ups, fintechs and insurtechs. As a global business, we are increasingly learning from these innovative start-ups, investing in them, and collaborating with them. We have established two venture arms – Aegon Growth Capital and Transamerica Ventures – to capture this opportunity. Also, the competition amongst established companies remains intense. Industry consolidation might provide an opportunity for Aegon, particularly in mature markets. This could add up to economies of scale that allow for more profitable operations at less cost to customers.

New technologies may arise quickly and disrupt our markets by making our offerings less competitive or relevant to customers. Furthermore, intense competition in individual markets or segments can lead to the decisions to downsize or exit our operations, or to close them for new business.

Data protection and information security	Opportunity	Risk

Information security, data privacy and protection, and fraud prevention are essential for building customer trust and for delivering services that customers value and rely upon. We are subject to multiple regulations pertaining to data protection and stewardship within each geography in which we operate. These include, for example, the GDPR in the EU, the New York DFS Cybersecurity Rule, and new privacy legislation in California in the US. As Aegon, we are bringing values and practices learned from the implementation of these regulations to other jurisdictions where we have activities: e.g., to our e-commerce partnerships in Asia.

These and other relevant laws and regulations, as well as our responsibility to safeguard client and employee data from malicious actors worldwide are our priorities and require our focus. We aim to uphold security standards to protect the confidentially, integrity and availability of data, and to avoid the risk of business disruptions and reputational damage.

Technological developments	Opportunity	Risk

Aegon aims to stay abreast of changes in technologies so that we can offer improved solutions and better, more efficient service to our customers. We continuously optimize our IT architecture, modernize the technologies in use, and work with suppliers of state-of-the-art technological solutions. For example, in our workplace-related businesses we have focused on enhancing the transparency for, and experience of, pension plan participants by creating simple technology-driven solutions, and by systematically enhancing their customer journeys across online and offline spaces.

If we are not deploying the latest technologies, we risk trailing our competitors in efficiency and may disappoint our business partners and customers, who increasingly expect a seamless digital experience for their financial matters. Since fragmented and complicated ‘legacy’ IT systems are costly and often do not provide required services, we seek strategic partnerships with technology firms like TCS and Atos to consolidate and update our systems where relevant.

Aegon Annual Report on Form 20-F 2019

18	Aegon’s business environment

Data analytics	Opportunity	Risk

Our ability to gather and analyze data to translate it into better customer offerings and improved service levels is an essential component of building our competitive edge. As part of our commitment to investing in technology, we are increasingly incorporating AI (including big data analysis and machine learning) into our businesses. To foster the use of AI, we are rapidly building our internal data analytics capabilities through our Analytics for All and Analytics for Leaders programs.

Use of data is highly regulated across a number of different regulatory regimes, and so at Aegon we are carefully considering which data can be used, and to what purpose we may use that data. As our competitors also invest substantially in advanced data analytics capabilities, we risk falling behind if we invest too slowly or in the wrong projects. Furthermore, data-related projects can be complex, and therefore can be subject to execution risk.

Trade wars, de-globalization and protectionism	Opportunity	Risk

Though the forces behind trade wars and the slow rollback of globalization are beyond our control, our geographic diversity is an asset. It allows us to better access capital markets, diversify our earning streams geographically and across different types of business, and realize skill synergies and global economies of scope. At Aegon we invest in strong local management teams, business models that are geared towards local markets, and we act quickly and decisively as local situations change – for example, as demonstrated last year by the sale of our stake in the Japanese JVs to our partner, Sony Life.

Protectionism makes cross-border capital flows inherently more difficult, potentially restricting our ability to reallocate capital – either by impediments to investing in profitable opportunities or by restrictions on repatriating dividends from our business units. Our influence over the global political processes is limited, and so we could find our access to markets curtailed or made more expensive. For example, we are active in both the US and China markets which makes us potentially more vulnerable if trade disputes between both countries will escalate.

Reputation	Opportunity	Risk

Aegon’s business is reliant on the trust of its customers and regulators. We earn that trust by conducting our business ethically and by fulfilling our financial obligations. In today’s world, our customers increasingly rely on peer references – for example, in social media – which continuously increases the importance of customer experience and Net Promoter Score (NPS). 88% of our businesses by customer count have adopted NPS as one of the main steering metrics.

In a networked world, reputations can be easily and quickly damaged. To mitigate this risk, Aegon must vigilantly and proactively protect its reputation. For example our Dutch business unit has established a dedicated task force, the Reputational Board, to safeguard our brand value and to swiftly address challenges.

Genomics and underwriting	Opportunity	Risk

As our data analytic and AI capabilities grow, we may benefit from more accurate underwriting of risk, but will need to be mindful of our obligation to make financial and insurance services widely available. Genome mapping (genomics) creates opportunities to offer more individualized insurance solutions and offer more targeted pricing of the underlying risk. Ethical discussions, however, are taking place worldwide about what data to share and how. The development of these discussions will influence insurance solutions and access to them. In many markets, lifestyle is increasingly intertwined with insurance products; as an insurer, we have an opportunity to inform and engage customers about lifestyle choices, and consider how we can also reflect those in our underwriting and pricing.

Wide availability and the rapidly declining cost of genomic testing increases the ‘information gap’ in underwriting: consumers may know more about their health than their insurers. This potentially could lead to adverse risk selection in our insurance portfolios. Therefore, we aim to use new technologies and knowledge to strengthen our underwriting without materially reducing the availability of our solutions for customers. WinSocial, the solution for diabetes patients piloted by our Brazilian join venture, is a vivid example of our attempts.

People skills	Opportunity	Risk

Talent is a scarce and valuable resource for Aegon, especially as global cross-industry competition for rare skill sets intensifies. Our diversity and inclusion initiatives seek to make Aegon an attractive employer that can recruit employees with diverse backgrounds and career goals. To stay competitive, we need to continuously develop and train our employees. For example, we maintain ongoing internal and external programs, including worldwide efforts such as PULSE leadership development initiative and Digital Marketing Academy as well as local programs.

Failure to properly train and motivate our employees can result in high attrition of valuable talent and thereby materially affect Aegon’s competitiveness. Failure to embrace and practice inclusion and diversity can limit creativity, quality of decision making, and hurt our attractiveness as an employer of choice.

Further risk factors are discussed on pages 365-385.

Aegon Annual Report on Form 20-F 2019

19	Aegon’s strategy

Aegon’s strategy

Aegon’s purpose

Aegon is a diversified financial services group that focuses on helping people achieve a lifetime of financial security by providing insurance, asset management, banking and pension services. We are highly attuned to the needs of a world where lifespans are increasing, careers and retirement are lengthening and becoming more flexible. Although healthcare is becoming more effective, it is also becoming expensive as public and corporate sources of lifelong pension and care are transferring risk to individuals in the face of financial pressure.

Active portfolio management

Our strategy is to reallocate capital towards attractive and profitable business opportunities by building on a number of global societal, macroeconomic and technological trends, and evolving our operating model in order to achieve substantial growth. Aegon’s businesses are grouped into three distinct strategic categories – Manage for Value, Drive for Growth, and Scale-up for Future. The first category consists of at-scale businesses, which are mostly spread-based, and we manage these for value, optimizing capital generation. Most of our new investments will be directed to Drive for Growth businesses which are at the core of our strategy as they have the highest potential for future capital generation growth. The third part of our portfolio – Scale-up for Future businesses – is aimed at capturing meaningful new growth opportunities.

If businesses do not fulfil our expectations, we may close them down, put them in runoff, or divest from them. In 2019, we sold our stake in the partnership with Sony Life in Japan. This allows us to fully focus on the most promising businesses, customer segments and opportunities in Asia.

Drive for Growth

Drive for Growth businesses are at-scale enterprises with leading market positions, deriving mostly fee-based revenues from products that offer strong elements of protection to our customers. Generally, they have multi-product relationships with customers and are digitally-enabled (e.g. platform-based).

The largest part of our US businesses, operated under the Transamerica brand, is part of this category, next to UK Digital Solutions, Aegon Asset Management, and our High-Net-Worth Asian business, Transamerica Life Bermuda (TLB). Across these businesses, we continue working with partners to simultaneously improve the customer experience and to modernize our operations.

Within Transamerica, we made further strides in transferring the administration of its life and annuity business to a third-party, TCS. In 2019, we also announced that the administration and claims management for the long-term care insurance business line would be transferred to LTCG.

Similarly, we successfully completed the migration of the Nationwide portfolio onto our digital platform in the UK. This makes us nimbler and allows for investments in customer propositions in order to drive future growth.

Scale-up for Future

This is a portfolio of businesses that aims to capture meaningful new growth opportunities. Our joint ventures in India, China and Brazil, digital banking and services business in the Netherlands, as well as the US Mutual Funds business all belong to this category.

These enterprises bring new business models into Aegon and allow us to increase our presence in rapidly growing markets and niches. We are reaching out to end-customers directly as we continue expanding the digital platforms that allow our customers to take more control in managing their investments and insurance coverages. For simpler products, we develop direct to-consumer access; in India and China, for instance, we provide multiple offerings through major e-commerce platforms.

Manage for Value

Manage for Value businesses are at-scale enterprises that generally derive spread-based revenues from a single product. Our goal is to optimize capital generation for each business. In line with our strategy to accelerate the release of capital from the Manage for Value businesses, we entered into a transaction to reinsure approximately one quarter of our longevity exposure in the Netherlands.

In these businesses, it is also important to maintain a low and variable cost base. In 2019, we began the process of moving the administration of Aegon UK’s Existing Business to an external partner. In the Netherlands, we are transferring administration of the pension book from our life insurance company to our in-house administrator, TKP.

Focused on profitable growth

We have sought to emphasize fee-based and capital efficient spread-based businesses. As an example, we are offering tailored advice and solutions to corporate and individual retirement and pension plan customers in the US, the UK, the Netherlands. We also continue expanding our Aegon Asset Management business globally. Asset management is both highly scalable and complementary to Aegon’s worldwide life insurance and pension offerings.

Aegon Annual Report on Form 20-F 2019

20	Aegon’s strategy

We are accessing individuals both through our technology platforms and relationships with business partners in markets around the world. We are also designing new investment capabilities, building on our long-established responsible investment capabilities to serve our customers’ long-term needs.

Investing in the future

In 2019, we continued to make investments intended to make us a more data-driven, innovative, customer-centric, and agile company.

Last year, we invested in training programs to ensure that our employees are developing to become knowledgeable analysts and skilled stewards of Aegon’s data. Over a thousand Aegon employees have already participated in the Analytics for Leaders program and we believe their skills will drive our future growth.

We are also running initiatives at business unit level to streamline our operations. We are building a work environment that inspires and values new business ideas that can lead to better service for existing customers while opening new markets for Aegon. This approach enhances our processes, cuts costs, and benefits our customers in areas such as sales & distribution, pricing, claims management, fraud detection, risk analysis and service. We have built analytical teams in all major country units to ensure close alignment of this competency with the local businesses.

We have also ramped up the Aegon Analytical Academy and are inspiring our leaders of the future with the PULSE program.

Seeking meaningful customer relationships

We seek to forge lifelong, multi-product relationships with our customers. We believe that we can best help our customers achieve a lifetime of financial security if they are willing and eager to work with us through each phase of their personal and professional lives. We believe that the way to achieve this is by creating trust. We are hence committed to improving customer experience by nurturing a stronger emotional connection with our customers, and making it simple and convenient for them to work with us.

We measure our performance in terms of the experience we offer to our customers through the Net Promoter Score (NPS). Our comprehensive NPS program covers the majority of our customers in all relevant geographies in which we operate, and is embedded in our internal processes and remuneration targets.

In our key markets, we benchmark NPS scores against peers. In 2019, in two out of three of our main markets, the Netherlands and the UK, our businesses saw an increase in both the absolute NPS scores as well as in the relative position in the market. In the US, however, despite the stable absolute score, our relative position in the market has somewhat deteriorated. On a positive note we were pleased to see improved relative NPS scores in several of our businesses which previously significantly trailed their peer groups (i.e. were in the fourth quartile).

Looking forward

Because we have built a diverse and efficient financial services business, we believe that we are able to utilize our capital efficiently, which allows us to invest back in the business in pursuit of sustainable growth:

◆	Reach new customers: We utilize both intermediaries and our direct-to-customer distribution channels, where applicable, worldwide. We strive to expand every relationship so that Aegon can continue to serve its customers with appropriate solutions during all phases of working and retired life. We seek to introduce our products and solutions to new users and to make every customer a life-long customer. We also seek to reach new customers through our thought leadership in the areas of financial planning and insurance issues, particularly our annual deep dive into retirement readiness around the world, and our advocacy for new ways of thinking about retirement and later life entrepreneurship.
◆	Continue to realize efficiency gains: Our technology investments create lasting benefits for Aegon. Automation and artificial intelligence also create better and safer experiences for our customers, which aids in asset gathering and retention.
◆	Foster innovation: We continue to invest in Scale-up for Future businesses, and we also have two venture capital arms, Transamerica Ventures Fund and Aegon Growth Capital, that enable us to benefit from the opportunities to invest in and collaborate with fintechs and insurtechs.

The goal of these investments is to increase return on equity through our sustainable, organic growth strategy. Such higher earnings could be returned to shareholders through higher dividend payments going forward. We have increased dividends for shareholders in each of the past eight years, while reducing company leverage and further strengthening our financial position. Also going forward our ability to continue to pay an increasing dividend is tied closely to our ability to maintain a solid capital position and grow our capital generation, but also depends on the macroeconomic environment.

Aegon Annual Report on Form 20-F 2019

21	Aegon’s strategy

Across the markets where Aegon operates in the area of retirement and workplace solutions, Aegon has pursued a consistent workplace strategy based on retirement thought leadership and the ability to offer tailored solutions to large, medium and small enterprises.

We have strong relationships with global and local employee benefit consultants serving our target markets, and we offer attractive fee-based defined contribution and savings solutions. As individuals have needed to take more responsibility for their financial well-being, Aegon has expanded its pension offerings with additional options for voluntary savings, additional life coverages, and personal or automated advice.

We are connecting where possible with individual retirement and pension plan participants through digital workplace platforms so that we can provide them with transparency,

convenience, and enhanced service in order to help them achieve financial security.

As shown in the graphic below, the drivers of change in retirement differ by country. Nevertheless, the direction of travel is the same in all our main markets. We benefit from our global approach in dealing with these trends.

We administer USD 216 billion in retirement plan assets in the US making us a top ten defined benefit and defined contribution provider. In the UK we administer GBP 179 billion in long-term savings of which GBP 33 billion unit-linked business, and GBP 146 billion assets under administration on the UK’s largest digital retail platform. We are one of the largest insurers in the Netherlands, where we administer EUR 71 billion of assets of which EUR 3.5 billion in the new-style PPI retirement solution, and EUR 67 billion on the life insurance balance sheet.

Selected trends in retirement	Somewhat developed	Strongly developed

[1]	Move away from traditional family models to more flexible, complex life journeys requiring more flexibility in financial models and provisions.
[2]	Shift away from state and employer funded pension models towards individual models (in NL: 3rd and 4th pillar).

Aegon Annual Report on Form 20-F 2019

22	Performance in 2019

Performance in 2019

Financial markets were turbulent during the year. Interest rates dropped considerably worldwide, whereas equity markets rose and credit spreads were volatile, in particular in the Netherlands. We sought to execute on our return to growth strategy, having reorganized much of the company in recent years. Efficiencies and lower one-time charges led to a rise in net income, while our return on equity1 was impacted by the lower interest rate environment. Our normalized capital generation was strong and our Solvency II ratio demonstrated resilience.

During the year, we paid more to investors – combined, our dividends and interest payments increased by over 4%. Our employee engagement score – at 67 – increased from 65 the previous year. In relation to customers, we welcomed 4.3 million new customers in 2019, a rate 13% higher than the previous year.

Our aim is to maintain very strong financial strength ratings in our main operating units (for our current ratings, see page 99).

Financial targets and performance

In 2019 Aegon introduced new three-year financial targets, covering the period 2019-2021. These targets focus on sustainable growth, capital generation and ensuring attractive returns for the Company’s shareholders. The Company is continuously monitoring the market and economic turbulence that has arisen as a consequence of the COVID-19 outbreak, and its impact on Aegon. It remains too early to quantify the potential impact on Aegon’s financial performance arising from COVID-19. The effect on Aegon’s financial results will depend on a range of factors, including financial markets and underwriting results.

Metric	Target	2019	Performance	2018

Normalized capital generation after holding expenses (cumulative, 2019-2021)	EUR 4.1 billion	EUR 1.6 billion	Normalized capital generation was strong and increased by 12% in 2019. This was in part due to positive experience variance and higher release of required capital.	EUR 1.4 billion

Dividend pay-out ratio (% of normalized capital generation)	45%-55%	41%	The pay-out ratio was below target despite the 2 cents increase in dividend per share, compared to 2018. This was driven by the strong normalized capital generation.	43%

Return on equity (annual target)[1]	>10%	9.5%	Return on equity (RoE) was below target, mainly as a consequence of the impact of lower interest rates on net underlying earnings.	10.2%
Aegon remained within or above its key target ranges as described by its capital framework.

Metric	Target	2019	Performance	2018

Solvency II ratio	150-200%	201%	The Solvency II ratio remained above the target range, supported by strong normalized capital generation and management actions lowering risks.	211%

Holding excess cash	EUR 1.0 billion – EUR 1.5 billion	EUR 1.2 billion	Holding excess cash is in the middle of the target range per year end 2019, which provides financial flexibility.	EUR 1.3 billion

Gross financial leverage ratio	26%-30%	28.5%	The Gross financial leveragae ratio is within the target range and has improved over the year due to higher retained earnings and debt deleveraging.	29.2%

[1]	Return on equity is calculated using shareholders’ equity based on IFRS as adopted by the EU.

Aegon Annual Report on Form 20-F 2019

23	Performance in 2019

Financial results

In EUR million	2019	2018	% change	Performance

Underlying earnings before tax	1,973	2,074	(4.9%)	During the year, we had higher earnings from the Netherlands, the UK, Asia and Asset Management. This was offset, however, by the effects of lower interest rates, investments to support business growth in the US, and by a change in the recognition of interest expenses related to debt refinancing.

Net income	1,239	711	74.3%

Net income increased mainly as a result of high one-time charges in 2018 and realized gains on investments in 2019:

•   Other charges in 2018 were high and driven by restructuring charges, book losses on divestments and a litigation settlement in the US

•   Realized gains were driven by capital optimization of the asset portfolio in the Netherlands

For further details on 2019 results, refer to Results 2019 worldwide starting from page 123.

Gross deposits	144,660	121,700	18.9%	Gross deposits increased primarily because of the successful asset management joint venture in China which was supported by a new mandate, the launch of new equity funds and increased inflows in money market funds.

Net deposits	(25,130)	(4,656)	NM	Net deposits were negative mainly because of outflows in the US Retirement Plans business, following contract discontinuances and higher participant withdrawals.

New life sales	861	820	5.0%	New life sales were up mainly driven by The Netherlands on the back of a pension buy-outs and purchase of additional yearly pension increases by existing customers.

pp – percentage points

NM – not measured

Non-financial performance

Aegon has six global non-financial indicators; which are tied directly to specific aspects of our strategy. They also help us address material topics and measure progress toward our objectives as both an employer and a provider of financial services.

Metric	2019	2018	% change	Aspect of strategy supported by indicator

Net Promoter Score (NPS) coverage[1]	88%	89%	-1 pp	Customer centricity

Number of customers	29.9 million	29.3 million	2.1%	Growth/customer centricity

Number of new customers	4.3 million	3.8 million	13.4%	Growth/customer centricity

Percentage of customers with two or more products[2]	19%	18%	1 pp	Lifecyle approach

Percentage of digitally connected customers	29%	27%	2 pp	Digitization/customer centricity

Employee engagement score	67	65	2 pp	Customer centricity (‘winning outside starts inside’)

[1]	NPS coverage includes businesses which use relation NPS (rNPS) for steering.

[2]	Percentage of total number of customers with two or more products for 2019 and 2018 does not include Aegon’s operations in UK.

pp – percentage points

For more information on these indicators, please refer to pages 31 (Customers) and 31 (Employees).

Aegon Annual Report on Form 20-F 2019

24	Responsible business

Responsible business

Our approach

Everybody deserves a healthy and financially secure future. Aegon’s commitment to helping its customers achieve this requires a sustainable, long-term-oriented business that can fulfil our purpose and considers our obligations to individuals, society, and the environment. We believe that doing business in a responsible way will create sustainable positive financial, social and environmental results that serve all stakeholders.

In August 2019, we established the Responsible Business and Investment Committee (RBIC), which succeeds the Responsible Business Committee and the Responsible Investment Strategy

Committee. The RBIC consists of selected Management Board members, Chief Investment Officers and other senior managers, who discuss matters related to responsible business, including responsible investing, on a quarterly basis. They review the progress Aegon is making against its responsible business vision and commitments, and provide advice to Aegon’s Executive Board and Management Board.

The way we do business is underpinned by a comprehensive responsible business approach, i.e. our environmental, social and governance (ESG) commitments that provide for our license to operate:

Individual

Responsible products

Aegon engages with stakeholders through polls and surveys, conferences, perception studies, workshops and face-to-face meetings so that we can learn about their lives, aspirations and unmet needs. These engagements, alongside panels with our customers and employees, help us to improve our products and services, to price our offerings appropriately and to reach untapped or underserved customer needs around the world.

In this way Aegon serves individuals with specific needs in markets around the world. Aegon seeks to serve a wide array of customers, which includes the traditional middle- and upper-class clients worldwide, while making efforts to bring financial services and products to under-served lower-income ones.

Aegon offers specific financial solutions for vulnerable groups. In several countries, we sell products for customers on low incomes – for example: our ‘My Family’ micro-insurance product in Brazil and low-cost life insurance in Romania. We also provide support to those facing chronic illness. In China, for example, our critical illness coverage offers protection against both diabetes and cancer; we also have products that help customers suffering from cervical and breast cancer.

Smart financial planning

In addition to our products, we also support financial education programs for individuals – especially as people are taking more personal responsibility for their finances. In the Netherlands, for example, we partnered with the Van Schulden naar Kansen Foundation to administer their ‘From Debt to Opportunities’ program, where Aegon employees volunteer as budget coaches to help customers in financial difficulty. In the US, we work closely with the National Foundation for Credit Counseling. We also offer lessons and online seminars for public.

Aegon Annual Report on Form 20-F 2019

25	Responsible business

Lack of access to financial services, including banking, investment management and insurance, is a cause of wealth inequality and day-to-day stress for millions around the world. Within life insurance, certain populations have been deemed practically uninsurable by traditional underwriting standards. With new technology, however, we can gain clarity that can allow us to offer insurance to formerly uninsurable populations at a fair price.

Mongeral Aegon’s WinSocial bundles the power of innovative technology, global underwriting skills, reinsurance and social media influencers to offer life insurance for the first time to people with diabetes in Brazil. In 2019, Brazil’s population topped 210 million but its insurance industry remains constrained by traditional underwriting techniques and technologies. Fewer than 10% of Brazilians have life insurance and Brazilians with diabetes – estimated to number 16-17 million – are regularly refused coverage.

WinSocial, which operates as a start-up within Aegon’s Brazilian business Mongeral Aegon, draws on our global digital underwriting platform – highlighting the benefits of bringing a global knowledge network to bear on a local issue. “We validated the assumption after a few months that people with diabetes understand that it’s important to look after your health and to have life insurance for the benefit of family members should the worst happen,” says WinSocial director Rafael Rosas.

Through an app and website interface, WinSocial builds an underwriting framework around the applicant’s responses to questions about health, fitness, lifestyle and well-being, and then validates those responses using resting and active heart rate recordings and a simple glucose test. While we are in the early stages of a pilot program in one market, we do see potential here for data analytics and digital technology to be employed jointly to improve the underwriting process for people who need insurance while living with chronic diseases.

Society

Retirement research

Healthy aging and financial security are at the heart of our business, as longer lifespans are transforming societies around the world. Aegon serves society by engaging in deep yet practical research on financial planning, retirement, health and insurance issues so that society at large can effectively plan for longer and more active retirement.

The Aegon Center for Longevity and Retirement (ACLR) was established to increase awareness and stimulate dialogue on trends, issues and opportunities around longevity, population aging and retirement security. Our ambition is to bring these themes on the agenda of policymakers across the globe. ACLR works in collaboration with nonprofits Transamerica Center for Retirement Studies and Instituto de Longevidade Mongeral Aegon to conduct an annual survey of retirement readiness in 15 countries around the world. The survey is currently in its ninth year.

Policy advocacy

Supported by findings from our multi-year research, we advocate worldwide for people to have access to insurance and financial services, for people to be aware of opportunities for flexible employment in old age and for governments to plan and provide for their citizens in an age of increasing longevity.

Aegon also encourages financial literacy around the world and engages with individuals, non-profit organizations, and policymakers in charge. This includes, for example, partnerships with the World Economic Forum, the American Association of Retired Persons, the Milken Institute, the Global Coalition on Aging and the Organization for Economic Co-operation and Development.

Aegon Annual Report on Form 20-F 2019

26	Responsible business

In 2019, we launched an effort called Start-up Plus. This is an 8-week online learning and coaching program developed by Aegon and the Leyden Academy on Vitality and Ageing in the Netherlands. In 2019, we invited participants older than 50 to learn principles of entrepreneurship. Aegon’s commitment to ‘olderpreneurship’ is part of our drive to help people achieve a lifetime of financial security.

In December, Han van Doorn secured funding from Aegon to continue to build his venture, the ‘Are you OK today’ app. The 82-year-old Dutchman received a check for EUR 10,000 as winner of Start-up Plus.

Han developed a self-learning app that connects to the electricity meter box and tracks user behavior. If the app detects a change from normal behavior which could indicate a fall or other emergency, it asks the user to check in. If there is no reply, the app sends a signal to a caregiver.

In Poland, Aegon has become a partner of Silver Starters, a program similar to Start-up Plus. The Silver Starters final took place on November 28. The winning idea was ‘Virtual Experts’, a cooperative that would bring together seniors who, as freelancers, can provide services and assistance to businesses with some activities that can be outsourced, such as document organization, data entry, concierge services.

Environment

We take our responsibility towards society also by caring about the environment. Back in 2015, Aegon signed the Paris Pledge for Action which affirms our commitment to taking actions supportive of keeping global warming well below 2 degrees Celsius. We are a supporter of the Taskforce on Climate-related Financial Disclosures (TCFD). Our Dutch subsidiaries have also supported local climate-related initiatives like the Dutch National Climate Agreement and Spitsbergen Ambition.

Green investing

Environmentally-friendly investments are at the core of our responsible investing philosophy discussed separately in this report (see page 28). We promote active ownership by engaging on topics of climate risk. For example, we encourage the companies in which we invest to report following TCFD guidelines. We look into climate-related risk as part of the investment process for our general account, where our customers have delegated investment decisions to Aegon.

Throughout 2019, we refreshed our group-wide Responsible Investment Policy which we put into force as of January 2020. In this policy, next to reiterating all our previous environmental commitments, we further limit any new coal-related investments.

We strongly support impact investing. In 2019, for example our own and managed investments in green bonds reached the new high of EUR 709 million, and our own and managed investments into renewables amounted to EUR 718 million.

Carbon neutrality of own operations

Aegon’s operations in the Netherlands, the UK and the US have been carbon neutral since 2016 through a combination of reductions in facility-level emissions and the supporting of offset projects. For 2019, we extended the scope of our carbon offsetting to cover all our wholly-owned operations.

We further detail our activities related to Responsible Business in the section ‘Aegon: A partner to the world’ (see page 30).

Aegon Annual Report on Form 20-F 2019

27	Responsible business

Contribution to the UN Sustainable Development Goals

Aegon is committed to supporting the UN Sustainable Development Goals (SDGs) where we can, both as a financial services provider and as an investor. We recognize that sustainable development is in the long-term interest of business and the global economy, and that genuine sustainable development will not be possible without cooperation between the private and public sectors, worldwide.

We focus on the SDGs most relevant to our business. Within these SDGs, we have selected specific goals and targets linked to our strategy. This is where we believe we can make a significant contribution to the international development agenda.

Sustainable Development Goal (selected)	Aegon contribution to relevant SDG targets (examples)
No poverty End poverty in all its forms everywhere

Contribution to target 1.2

• Products for low-income customers, including micro-insurance in Brazil and low-cost life insurance in Romania.

• Working with customers in financial difficulty – budget coaches in the Netherlands / cooperation with National Foundation for Credit Counseling in the US.

• Strengthening financial literacy and empowerment through local initiatives and programs, e.g., Start-up Plus.

Good health and well-being Ensure healthy lives and promote well-being for all at all ages

Contribution to target 3.4

• Cover for customers facing chronic illnesses, including diabetes and cancer.

• Investment in care homes for the elderly in UK and the Netherlands.

• Support for research into chronic illnesses, including cancer, heart diseases and Alzheimer’s.

• Exclusion of tobacco from investments to help address health concerns over smoking.

Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all	Contribution to target 7.2/7.3/7.a • Investments in renewable energy. • Investments in green bonds.
Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

Contribution to target 8.10

• Support for economic growth and job creation through our businesses and investments.

• Providing a long-term source of employment for communities in which we operate.

• Inclusion of minimum labor standards in Aegon’s responsible investment and procurement policies.

• Inclusion & Diversity-related commitments and actions.

• Equal pay.

Climate action Take urgent action to combat climate change and its impacts

Contribution to target 13.2

• Support for Paris Pledge for Action and Dutch National Climate Agreement, working to reduce carbon emissions.

• Engagement with investee companies on climate-related topic including encouragement to report following TCFD guidelines.

• Exclusion of oil sands extraction and transportation from new investment in the updated Responsible Investment Policy.

• Exclusion of thermal coal production from investment, and further limit coal-related new investment.

• Aegon’s major operation in the Netherlands, UK and US have been carbon neutral since 2016 through a combination of reductions in facility-level emissions and the supporting of offset projects.

Aegon Annual Report on Form 20-F 2019

28	Responsible investment

Responsible investment

Through our investments, we aim to contribute to general economic growth and a sustainable future for the world. We apply this ethos to our own proprietary investments and use our influence to encourage similar standards in accounts that we manage for customers. By taking an active approach to responsible investment, we seek to minimize risks and explore new opportunities to serve our customers’ interests and society at large.

We recognize several recurring topics that prompt questions from clients, employees and other stakeholders where we feel compelled to take a company position: climate change, biodiversity, human rights, labor rights, good health & well-being, corporate governance, weapons & arms trade, financial institutions, and animal welfare. In developing our company position on these topics we follow internationally recognized standards and norms where possible.

To support our responsible business objectives, Aegon via its subsidiary Aegon Asset Management actively applies a global set of responsible investment principles that define and guide our approach. These principles act as a set of building blocks that account for local differences while reflecting market-leading standards. They are arranged in a way that mirrors our policy:

◆	ESG integration – The integration of material environmental, social and governance (ESG) factors in investment decision-making across all portfolios.
◆	Active ownership – Active engagement with investees to improve their ESG profile and address sustainability issues.
◆	Solutions – ESG-focused strategies and products, ranging from exclusions and best-in-class approaches to sustainability-themed and impact investments.

Aegon Asset Management is a signatory of the UN Principles for Responsible Investment (PRI). In 2019, Aegon Asset Management scored the highest possible rating (A+) for strategy and governance of responsible investment activities for the third consecutive year.

ESG integration

We believe responsible investing creates value and helps contribute to long-term outperformance. As a result, our investment process integrates material ESG factors into the bottom-up research and decision making.

By integrating ESG considerations in traditional financial analysis, the research team arrives at an independent view of an issuer’s fundamentals. Our ESG-integrated fundamental research is a critical element of all our investment decisions.

Active ownership

Our responsible investment framework encourages engagement with companies in an effort to advocate for positive change, mitigate ESG risks and promote best practices. Aegon Asset Management’s responsible investment team works with issuers to deepen their understanding of ESG issues and improve corporate responsibility performance.

We focus primarily on three main types of engagement with issuers: those based on minimum standards outlined in our Responsible Investment Policy, thematic engagements driven by our view of long-term ESG risks and opportunities, and product support engagements targeted at driving change according to specific investment strategies. When possible, we work with other investors to maximize our influence. In 2019, we engaged with 564 companies in 37 countries. We engaged on several issues, including climate risk and reporting, critical health issues and corporate governance. When engaging, our aim is to improve companies’ business practices, and reduce investment risk for ourselves and our customers.

Aegon regards engagement as increasingly important. We expect sound behavior, strategies and actions from companies in which we invest, and emphasize investments in companies and countries who are making better choices and continuous improvement with respect to sustainability.

Aegon Annual Report on Form 20-F 2019

29	Responsible investment

Solutions

ESG integration and active ownership are principles we follow across all investments and portfolios. Furthermore, Aegon Asset Management provides a range of responsible investment solutions to pursue ESG objectives alongside financial returns. These solutions are categorized into four types:

◆	Exclusion-based strategies – Exclusion-based strategies utilize negative screening to avoid certain sectors, companies or practices based on specific criteria. Exclusions can also be applied in combination with the other types of responsible investment solutions.
◆	‘Best-in-class’ methodology – A best-in-class methodology seeks outperformance by emphasizing positive selection of issuers with better or improving ESG profiles, based primarily on the sustainability of their operations. One example of this is our US High-Yield ESG strategy, which incorporates positive screening based on our proprietary ESG rating alongside traditional financial analysis to tilt the portfolio toward issuers with more favorable ESG profiles.
◆	Sustainability-themed strategies – Sustainability-themed strategies focus on selecting issuers or sectors which contribute to solving sustainability issues while maintaining the primary objective to generate long-term financial returns. One example of this is our Sustainable Fixed Income strategy, which uses our proprietary sustainability assessment to identify issuers with products, services and assets that aim to contribute to the long-term sustainability of the global economy, environment and society.
◆	Impact investments – Impact investments focus on targeted investment themes to pursue financial returns alongside positive social and/or environmental impact. Examples include affordable housing, care homes, and renewable energy.

Responsible investment solutions by type, AuM

As of December 31, 2019 (in EUR)

Aegon Annual Report on Form 20-F 2019

30	Aegon: A partner to the world

Aegon: A partner to the world

We strive to create long-term value for multiple stakeholders, including customers, business partners, employees, equity and debt investors, and society as a whole. Our core belief is that our business is beneficial to society and that the value we create is widely shared.

To meet the expectations of our stakeholders, we are committed to building a strong ESG foundation which we see as a license to operate. For us, this foundation encompasses, amongst others, investing and paying taxes in a responsible way, safeguarding data privacy and information security, respecting human rights, living up to the principles of sustainable procurement, and promoting inclusion and diversity.

Aegon defines its stakeholders as any individual or organization affected, or likely to be affected, by its business or that may, in turn, affect the environment in which the Company operates. We recognize five main stakeholder groups:

By delivering reliable insurance solutions and effective investment management services, we help our customers protect their lives, legacies and property.

As our business progresses and grows, we are better able to provide our employees with fulfilling careers, advancement opportunities, and educational support.

Our business partners, including brokers and financial advisors, reinsurance companies, as well as service providers throughout our supply chain, can sustain their own businesses by working with Aegon. We support them not only through creating revenue streams but by sharing intelligence and perspective from markets around the world. In turn, we learn from our partners and optimize our business so that we can work together better.

Our investors similarly benefit. Our bondholders have received timely coupon payments and principal repayment at maturity. Our equity holders have enjoyed years of rising dividends and can potentially benefit from capital appreciation.

Society is supported by dependable insurance solutions that help individuals protect their assets and aspirations. When we enable people to save for their own retirements, we also help reducing future burdens on public pension systems. We also support the communities where we do business through our tax payments, charitable donations, and volunteer work.

In 2019, the value we have delivered includes:

◆	EUR 59.4 billion to our customers in claims, benefits and plan withdrawals
◆	EUR 6.4 billion in commision, fees and other payments to intermediaries, suppliers and reinsurers
◆	EUR 2.1 billion to our employees in salaries, benefits and training
◆	EUR 899 million to our investors in dividends and interest payments
◆	EUR 615 million in tax payments across the globe
◆	EUR 9.0 million in support for local communities
◆	19,500 hours of volunteer work
◆	EUR 235 billion of investments in responsible investment solutions.

Aegon Annual Report on Form 20-F 2019

31	Aegon: A partner to the world

Customers

Customer-centric solutions

Customer needs and preferences are continuously evolving, and we at Aegon seek to respond to this by working in an agile and customer-centric way. We strive to provide faster and simpler digitally-enabled solutions and experiences to meet those needs. However, most of our propositions are low-engagement and high-complexity, and so we believe in also providing the valuable human touch around the moments that really matter to our customers.

The solutions we offer to our customers are about providing peace of mind, as well as protecting what’s important to them – their loved ones, their health, savings, and property. We help customers plan and build for the future by providing financial benefits such as pensions, (mortgage) loans, insurance claims, and returns on savings and investments. In 2019, we administered EUR 898 billion on behalf of our customers and paid out EUR 59 billion in claims, benefits, and plan withdrawals.

Effective and empathetic interactions

Customers make use of our services at the most important moments of their lives. Therefore, effective and empathetic communication with our customers is essential to us, and we continuously improve the quality of interactions with our customers to build real connections, and, as a result, trust.

For example, we have designed and rolled out a program to improve the quality and relevance of our customer interactions in our contact centers across the globe. We incorporate customer feedback to improve how we communicate with our customers. Most recently, the implementation of an ‘Extreme Makeover’ initiative in Transamerica (covering process optimization in US call centers) has led to significantly improved customer feedback.

Where relevant, we use technology and artificial intelligence to make customer interactions more flexible and effective. As an example, the virtual assistant on our web portal in the Netherlands offers the maximum level of convenience to customers for simple inquiries. Our efforts to improve customer service have been recognized by several external organizations. For example, Aegon UK has won Contact Center Awards for the second consecutive year in 2019.

Satisfaction and loyalty

Customer retention and extension of customer relationships to multiple services are indispensable for our commercial success, and so continuously improving customer satisfaction and loyalty is our clear priority. To measure our performance, we use Net Promoter Score (NPS). NPS is measured following selected interactions (‘touchpoint NPS’), aggregated in the logic of customer journeys (‘journey NPS’), and complemented by more in-depth surveys focusing on the overall quality of customers experience with Aegon (‘relational NPS’). All of the above measurements are used for steering, improving quality of our internal processes and the customer experience we deliver. NPS measurements are included in targets at different management levels.

In 2019, relational NPS increased further in many of our markets including the Netherlands, UK, Brazil, India, and Turkey. It remained stable in the US, and somewhat decreased in Hungary and Spain (yet staying at historically high levels). In our key markets, we benchmark relational NPS scores against peers through systematic consumer surveys conducted by an independent third party. In 2019, in the Netherlands and the UK our businesses saw an increase in their relative positions in the market. In the US, however our relative position has deteriorated.

Employees

Salaries and benefits

While we have emphasized the need to improve efficiency gains throughout Aegon’s organization, we are aware that we must pay competitive salaries if we are to attract and retain talented staff in a highly competitive industry. Aegon’s Global Remuneration Framework stresses ‘pay for performance,’ where compensation is tied directly to regular performance appraisals. To assess performance, we use both financial and non-financial metrics, with the mix between the two depending on an individual’s position and seniority.

We have provisions ensuring that incentives and variable pay do not compromise integrity, and do not encourage excessive risk-taking. In 2019, we paid out EUR 2.1 billion in salaries and benefits to our 23,757 employees.

We offer benefits, including flexible working arrangements, regular health checks, parental leave and company retirement plans. We also provide paid time-off for employees who wish to volunteer on local community projects. We work to keep absenteeism to a minimum. Most of our businesses have health programs; these include fitness programs and screening for serious illnesses like cancer and heart disease, as well as programs to reduce workplace stress.

Culture and values

Aegon aims to create an environment where employees can bring their authentic selves to work to realize their full potential. We believe that to truly serve our customers and achieve our purpose – to help people achieve a lifetime of financial security – we must be agile, and continuously evolve and adapt to the changing needs of our people and our customers. Aegon recognizes that this promise can only be delivered in an environment where our employees and other stakeholders share personal accountability for building an inclusive and diverse organization.

The vitality of our mission feeds our culture. Aegon’s employees know that they are performing important work that can improve lives around the world. To help our employees accomplish

Aegon Annual Report on Form 20-F 2019

32	Aegon: A partner to the world

these aims in a fast-changing world, we adopted a Future Fit program back in 2016. This is based on four principles that stress cooperation, intellectual flexibility, focus and responsibility:

◆	Acting as One
◆	Agility
◆	Customer Centricity
◆	Accountability

These principles, integrated across the Company and administered at the local level, help us evaluate employees and determine compensation. They are also essential to our recruitment and retention programs for all employees.

We have also long fostered a culture of ethical compliance. Aegon’s Code of Conduct sets out rules and guidelines that provide a mandatory framework to shape and govern the actions of all our employees. The aim is to ingrain the principles of the protection of personal data and fair, non-discriminatory treatment of our employees, customers and other stakeholders in everything we do. The Code of Conduct also commits us to comply with all legal and regulatory requirements and the prevention of insider dealing, corruption and bribery. Aegon has a 24-hour Global Ethics Line to enable employees and other stakeholders to report in confidence suspected violations of the Code of Conduct.

Our employees are critical stakeholders as their labor, insight and innovation is central to Aegon’s overall value proposition. As such, we invest in their personal and professional development, and seek to encourage a spirit of lifelong learning.

Aegon has administered its Analytics for Leaders training to more than 1,000 senior employees around the world. The program combines analytics and leadership training so that our senior leaders gain fluency in analytic techniques and, most importantly, have guidance about how to apply data analytics in the day-to-day management of their teams. We are especially interested in helping executives understand the ways in which leveraging data can create new options for better decision-making.

Employee engagement

Our goal is that all Aegon employees will form a worldwide community of talented and driven individuals who are deeply engaged with our purpose to help people achieve a lifetime of financial security. We measure employee engagement annually, and our latest survey was carried out in the fourth quarter of 2019 with the company-wide employee engagement score being 67, slightly up from 2018.

An engaged workforce can only be effective if it is a healthy and happy community. To promote health and welfare of our employees we:

◆	Seek opportunities for their career development;
◆	Use a new performance management process that has a stronger focus on development;
◆	Promote greater diversity within an inclusive workplace; and
◆	Foster training and development to equip our employees with future-ready capabilities.

We offer extensive training and career development. Our programs include online courses, seminars and lectures. We provide specialized training in areas including products and sales, new regulations, risk management, responsible investment, and information security and data privacy. We also offer leadership training and awareness programs in diversity, health and safety. All employees have access to our Global Learning Catalogues and are encouraged to use it to help shape their development journeys. In 2019, we spent a total of EUR 17 million on training and development, equivalent to over EUR 700 for each employee.

In 2019, our employee turnover rate improved to 32%, down from 33% in 2018. Elevated turnover rates include the transfer of selected operational activities to our strategic partners TCS, LTCG and Atos.

Inclusion and diversity

As Aegon is a global company, we understand the importance of embedding inclusion and diversity in who we are and everything we do. In July 2019, Aegon updated its Statement on Inclusion & Diversity to create a truly safe and inclusive working environment.

Inclusion and diversity, and non-discrimination are built into our Code of Conduct. In the Netherlands, our latest collective labor agreement stipulates equal pay for men and women performing the same functions. We monitor our business for potential pay disparities and found that so far, we have achieved parity among employees with identical job functions. Similarly, a pay equality analysis was undertaken in 2019 by Transamerica which did not identify any significant areas of concern.

We have initiatives to support gender diversity. In the Netherlands, for example, we are signatories to the Talent to the Top program, which works to increase the number of women in senior management. Two of our current six Supervisory Board

Aegon Annual Report on Form 20-F 2019

33	Aegon: A partner to the world

members are women – in line with Dutch government objectives. We seek to identify one or more women candidates for each open position.

In February 2019, Aegon UK signed the UK’s HM Treasury Women in Finance Charter, wherein we committed to a gender target of 33% female representation in our CEO-2 population by the end of 2021. On top of this, we made an additional commitment that all candidate shortlists for appointments to the Board and CEO-2 population will contain at least 33% from each gender.

In the US, we have a dedicated team focusing on creating more diversity in terms of both ethnic backgrounds and genders. In August 2019, Transamerica was named to the Diversity Best Practices Inclusion Index by Diversity Best Practices. Transamerica was one of only 80 organizations that earned a score of 60% or higher.

Aegon has mentoring programs and supports company-wide groups like Aegon Proud and Young Aegon. We are also members of external organizations, like Women in Financial Services and Workplace Pride. Aegon was awarded the Workplace Pride ‘Ambassador’ certificate in November 2019 for our ongoing efforts to set the tone for the financial services industry. The certificate also recognizes how Aegon shows a positive and direct impact on the lives of LGBT people through policies and practices both within the organization and the communities we work in. In the latest US Corporate Equality Index, we were ranked as one of the best places to work for LGBT employees. In 2019, we rolled out unconscious bias training for all employees worldwide.

Aegon is also a member of the Agora Network, a foundation that convenes talents with roots from all over the world. Agora facilitates the exchange of knowledge, experiences and networks. In this way, the foundation inspires organizations to benefit from the power of all their constituent backgrounds and perspectives.

To ensure that action on inclusion and diversity ambitions continues to gain momentum, targets have been included in the global CEO’s objectives and this approach has been replicated in other markets; for example, Aegon UK has included Inclusion & Diversity targets in the objectives of all senior leaders for 2020.

Partners and suppliers

Aegon enables the businesses of its partners and suppliers. Brokers and financial advisors who work in partnership with Aegon can build sustainable financial services practices of their own as they draw on our insights and products to serve their customers. The relationship is symbiotic as this network of independent financial intermediaries brings insurance and investment assets to Aegon, along with market intelligence that helps us to create and distribute targeted offerings to the end customer.

We seek long-term strategic supplier partnerships where we believe a third-party possesses superior capabilities or can deliver better quality of service to our customers at a lower cost. Across our major business units, we recently entered a number of multi-year strategic partnership agreements with TCS, Atos, LTCG and a number of other trusted partners.

We also seek to develop strong business relationships with suppliers and aim to use suppliers that serve our communities well. We currently have over 650 suppliers who are subject to our minimum supplier standards; as such, they have agreed to our Supplier Sustainability Declaration. We monitor our key partners regularly using a state-of-the-art procurement risk management system, and our procurement function measures the value we create via long-term relationships with our suppliers.

Investors

In 2019, we delivered a total of EUR 899 million to Aegon investors. Of this, EUR 611 million was in dividends to shareholders and the remaining EUR 288 million was delivered to Aegon bondholders.

Our shareholders receive regular dividends, subject to customary approvals. An interim dividend is generally paid following half-year results. Final dividends are generally paid after approval by Aegon’s General Meeting of Shareholders in May, where shareholders are asked to approve the total dividends for the preceding financial year. Shareholders can opt for payment of dividends in cash or stock and we generally engage in share buyback programs to neutralize the effects of stock elections on the total outstanding shares, if our capital position allows.

Last year, Aegon was the first company in the Netherlands to make agreements with the trade unions in its collective labor agreement on equal pay for men and women.

Through AnalitiQs, we conducted a study of gender pay disparity with Aegon the Netherlands and the Group Corporate Center and found zero divergence in pay for men and women performing the same jobs, when accounting for age, work experience, and length of service. We are committed to improving on that result worldwide and recognize that for some women, having a shorter tenure or work history is the direct result of unaddressed inequalities throughout history.

Aegon Annual Report on Form 20-F 2019

34	Aegon: A partner to the world

Payment of dividends depends ultimately on the Company’s capital position and capital generation. Before deciding on dividends, management will also assess prospects for financial performance. Our goal is to deliver sustainable dividend growth for our shareholders over time. Since 2012, we have increased dividends every year by either one or two cents – equivalent to a 48% increase over seven years.

Shareholders may also derive (or lose) value from the performance of our shares. In 2019, Aegon’s stock price increased by 0.3%. The European insurance sector in general performed better with the Stoxx Europe 600 Insurance index ending the year up by 24.4%. We believe the reasons for the relative underperformance include the lower interest rates in the US – to which we are more exposed than other European insurers - and the regulatory overhang from the upcoming Solvency II 2020 review, potentially impacting insurers with longer dated liabilities. Our total shareholder return for the year came to 8% (this measure considers payment of dividends as well as share price performance).

Society

Community investment

We support local communities through charitable donations and volunteer work. The goals of our charitable and community investment programs are to:

◆	Serve and strengthen the communities where we do business;
◆	Engage and motivate employees;
◆	Promote Aegon’s Responsible Business vision to all stakeholders.

We have created a thematically driven community program and donations framework that reflects Aegon’s purpose and values.

We support two keys themes:

◆	Financial security and education, which includes promoting financial literacy and later life employment solutions;
◆	Well-being and longevity, which includes promotion of physical fitness, mental vitality, disease prevention and support for livable communities.

This brings us closer to our customers and gives our employees an opportunity to share their knowledge and expertise. In 2019, we donated a total of EUR 9.0 million mostly covering our key themes of financial security and education, and well-being and longevity. In the Netherlands for instance, we are part of a From debt to opportunity program; that works with 7,000 in-debt families across the country.

In the US, our donations are channeled through the Aegon Transamerica Foundation. This foundation donates at least 5% of its assets each year. In the UK, local donation decisions are taken by our employee Charity Committee.

Volunteer work

We also encourage our employees to volunteer, and the vast majority of our staff worldwide can claim paid time-off to work on local community projects. In 2019, Aegon employees volunteered approximately 19,500 hours – equivalent of EUR 0.9 million, based on their average salaries.

Through our businesses, we support more than 500 local charities and good causes. Among the largest recipients in 2019 were United Way and Habitat for Humanity in the US, the VUMC Alzheimer Center in the Netherlands, and Sick Kids Friends Foundation and the Teenage Cancer Trust in the UK.

Human rights

Aegon is committed to the UN Universal Declaration of Human Rights and the core standards of the International Labor Organization. This is explicitly incorporated in numerous policies, such as the Code of Conduct (applicable to all Aegon employees across the globe), the Statement on Inclusion & Diversity, the Human Rights Policy and the Aegon Operational Risk Taxonomy. Aegon faces the most potential risks in indirect business relationships, which is why human rights are core to the Responsible Investment and Sustainable Procurement policies.

Responsible tax

We are firmly committed to making a valuable economic and social contribution to the communities in which we operate, both through our own tax payments and through collection and payments of third-party taxes. We seek to pay ‘fair taxes’, which for us means paying the right amounts of tax in the right places.

It is our policy to allocate profits where value is created through our commercial business activities. For us, tax follows business, which means that our decisions are taken for business reasons and not for tax advantages.

Following discussion with stakeholders, we published our Global Tax Policy online. This policy outlines Aegon’s approach to responsible tax, which seeks to align the long-term interests of all our customers, employees, business partners, investors, and wider society. We also hold regular meetings with NGOs to discuss Aegon’s tax strategy and policy.

We strive to work together with tax authorities in a constructive and transparent manner. Our Horizontal Monitoring Agreement with the Dutch tax authorities shows our commitment to this principle. This includes public discussion and disclosure of policies and principles, as well as the overall governance and oversight of our tax position.

Aegon Global Tax focusses on tax technology in setting its strategic targets. We believe that technology could be an effective means of achieving process efficiency and automated control. In the Netherlands, a proof of concept for a tax data management system and automated tax reporting is in

Aegon Annual Report on Form 20-F 2019

35	Aegon: A partner to the world

Taxes borne by Aegon, 2019

(in EUR million)

[1]	Includes state and withholding tax
[2]	Related to company’s own personnel (including social security tax)

Taxes collected on behalf of others, 2019

(in EUR million)

[3]	Includes dividends, interest, royalties and others
[4]	Policyholders (including social security tax)

For a breakdown of corporate income tax by country/region, please see page 404. Some numbers may not add up due to rounding.

the process of being built. We strive for this technology to make tax compliance such as preparation of Dutch corporate income tax and value added tax returns more automatic.

Disclosures are provided in our financial statements and cover tax payments in our main markets. We provide country-by-country tax reporting in a transparent and accurate manner to the tax authorities. We also provide details of our total tax contribution company-wide and by region in the charts above. Taxes borne are a cost of business and affect our financial results. Taxes collected are not a direct cost of business but are collected on behalf of governments from others. The reported numbers are on cash payment or accrual basis.

Aegon’s tax function maintains an adequate staff of qualified and trained tax professionals to provide timely and high-quality tax support to our commercial decision-makers. In this regard, proper governance and procedures are in place to ensure that:

◆	the tax team understands and is engaged in the tax effects of day-to-day business operations and involved in all significant business developments, investments and transactions;
◆	the tax consequences are considered as part of every major business decision; and
◆	Aegon’s tax control framework is constantly evolving to a higher maturity level.

The Aegon Global Tax team is continuously trained on tax law, jurisprudence and/or other relevant developments. To ensure that tax dilemmas are dealt with in accordance with our Global Tax Policy, compliance with the Global Tax Policy is part of a quarterly attestation and our Global Tax training program. The Tax Risk Oversight Committee has been established to have a final say on dilemmas that have been escalated to it.

Aegon’s tax function reports regularly to the Executive Board and Management Board on day-to-day operations and the status and effectiveness of the function. At least once a year, the tax function reports to the Supervisory Board’s Audit Committee.

Aegon Annual Report on Form 20-F 2019

36	Corporate governance

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

Composition of the Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy. A profile, which is published on aegon.com, has been established that outlines the required qualifications of its members. Supervisory Board members are appointed for a four-year term, and may then be reappointed for another four-year period. Subsequently, a Supervisory Board member can be reappointed again for a period of two years, and then extended by two

Aegon Annual Report on Form 20-F 2019

37	Corporate governance

years at the most. Supervisory Board members are no longer eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. In 2019, no transactions were concluded between the Company and any of the Supervisory Board members. Furthermore, the Company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of six members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code. During the Annual General Meeting of Shareholders on May 15, 2020, it will be proposed to the shareholders to appoint Thomas Wellauer and Caroline Ramsay as members of the Supervisory Board.

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

Composition of the Executive Board

Aegon’s Executive Board consists of Alexander R. Wynaendts, who is Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matthew J. Rider, who is Chief Financial Officer (CFO), and member of the Executive Board. During the Annual General Meeting of Shareholders on May 15, 2020, it will be proposed to the shareholders to appoint Lard Friese as member to the Executive Board and succeed Alex Wynaendts as CEO. Following his appointment, Mr. Wynaendts will resign as member of the Executive Board and Mr. Friese will succeed Mr. Wynaendts as Chief Executive Officer of the Company.

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

In 2019, no transactions were concluded between the Company and either member of the Executive Board. Furthermore, the Company did not provide any loans to or issue guarantees in favor of either of the members of the Executive Board.

Management Board

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which has 11 members, including the members of the Executive Board. Aegon’s Management Board is composed of Alex Wynaendts, Matthew Rider, Mark Bloom, Maarten Edixhoven, Adrian Grace, Allegra van Hövell-Patrizi, Marco Keim, Onno van Klinken, Carla Mahieu, Mark Mullin and Bas NieuweWeme. Mike Holliday-Williams will be appointed to the Management Board, and succeed Adrian Grace who will retire from the company on March 31, 2020.

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

In the relationship between the Supervisory Board and the Management Board, the CEO shall be the first contact for the Supervisory Board and its Chairman. Further, the members of the Boards will act in accordance with the provisions provided therefore in the Management Board Charter, the Executive Board Charter and the Supervisory Board Charter.

Capital, significant shareholders and exercise of control

As a publicly-listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.

Aegon Annual Report on Form 20-F 2019

38	Corporate governance

The capital of the Company

Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2019, a total of 2,105,138,885 common shares and 585,022,160 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the Company’s cooperation.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares.

All issued and outstanding shares B are held by Vereniging Aegon, the Company’s largest shareholder. The nominal value of the common shares B is equal to the nominal value of a common share. This means that common shares B also carry one vote per share. However, the voting rights attached to common shares B are subject to restrictions as laid down in the Voting Rights Agreement, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause.

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

Significant shareholdings

On December 31, 2019, Vereniging Aegon, Aegon’s largest shareholder, held a total of 288,702,769 common shares and 559,712,240 common shares B.

Under the terms of the 1983 Merger Agreement as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2019, two transactions were concluded between Aegon N.V. and Vereniging Aegon. All requirements determined by Best Practice 2.7.5 of the Dutch Corporate Governance Code were complied with in the execution of these transactions.

On December 23, 2019, Aegon N.V. repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40th of the Value Weight

Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

On May 17, 2019, Vereniging Aegon exercised its options rights to purchase in aggregate 1,773,680 common shares B at fair value (1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 17, 2019 in connection with the Long Term Incentive Plans for senior management.

In this section below where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC the terms ‘capital issued’ and ‘votes’ are used as defined in the Wet op het Financieel Toezicht.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, Dodge & Cox International Stock Fund, BlackRock, Inc. and Franklin Resources, Inc. each hold a capital or voting interest in Aegon of 3% or more.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at June 20, 2018, Dodge & Cox International Stock Fund stated to hold 131,792,024 common shares, which represent 4.9% of the issued capital as at December 31, 2019.

On February 13, 2020, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 235,569,910 common shares, representing 9.1% of the issued and outstanding capital as at December 31, 2019, and has voting rights for 230,578,490 shares, representing 8.9% of the votes as at December 31, 2019.

Based on its filing with the Dutch Autoriteit Financiële Markten as at November 14, 2019, BlackRock, Inc. stated to hold 116,325,180 shares, representing 4.3% of the issued capital as at December 31, 2019 and 136,885,389 voting rights, representing 5.1% of the issued capital as at December 31, 2019.

On February 5, 2020, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 149,073,955 common shares, representing 5.7% of the issued and outstanding capital as at December 31, 2019, and has voting rights for 129,834,767 shares, representing 5.0% of the votes as at December 31, 2019.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, Franklin Resources, Inc. (FRI), a US based investment management firm, stated to hold 81,510,408 shares, representing 3.0% of the issued capital as at December 31, 2019.

Aegon Annual Report on Form 20-F 2019

39	Corporate governance

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the Remuneration Report on page 54 and note 50 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.

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

Aegon Annual Report on Form 20-F 2019

40	Corporate governance

Dutch Corporate Governance Code

As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the code applicable to the financial year 2019 is the version that came into force on January 1, 2017. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance and long-term value creation. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure.

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

Aegon Annual Report on Form 20-F 2019

41	Composition of the Boards

Composition of the Boards

Members of the Executive Board

Alexander R. Wynaendts (1960, Dutch)1

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

Mr. Wynaendts has been appointed as Independent Director of the Board of Air France-KLM S.A. since May 2016, as Independent Director of the Board of Citigroup Inc. since September 2019 and as Chairman of the Supervisory Board of Puissance B.V. (not listed) since May 2017.

Matthew J. Rider (1963, American)

CFO and member of the Executive and Management Boards of Aegon N.V.

Matt Rider began his career at Banner Life Insurance Company and held various management positions at Transamerica, Merrill Lynch Insurance Group and ING before joining Aegon. From 2010 to 2013, he was Chief Administration Officer and a member of the Management Board at ING Insurance, based in the Netherlands. In this role he was responsible for all of ING’s insurance and asset management operations, and specifically for Finance and Risk Management. Mr. Rider joined Aegon on January 1, 2017, and was appointed as CFO and member of the Executive Board of Aegon at the Annual General Meeting of Shareholders of Aegon N.V. of May 19, 2017.

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

As Global Chief Technology Officer at Aegon, Mr. Bloom is responsible for leading the Company’s technology and innovation activities, including leveraging technology to drive efficiency and enhancing the customer experience. Mr. Bloom was appointed as a member of Aegon’s Management Board in August 2016. Mr. Bloom is a member of the Board of Directors of Freddie Mac since November 2019.

[1]	On August 12, 2019, Aegon announced that its Supervisory Board intends to propose the appointment of Mr. Lard Friese as CEO to the Annual General Meeting in 2020.

Aegon Annual Report on Form 20-F 2019

42	Composition of the Boards

Maarten Edixhoven (1971, Dutch)

CEO of Aegon the Netherlands and member of the Management Board of Aegon N.V.

Maarten Edixhoven has over 25 years of experience in the financial services industry. He was head of corporate compliance at ING Group N.V. from 1995 to 2010, and served as a director of ING the Netherlands and Nationale Nederlanden in the period 2004 to 2008.

Mr. Edixhoven was appointed CEO of Dutch life insurance company Zwitserleven in 2010 and held that position prior to joining Aegon the Netherlands as a board member in 2014. He was appointed CEO of the Dutch business in January 2017. He is also a board member at both the Dutch Association of Insurers and the Confederation of Netherlands Industry and Employers.

Mr. Edixhoven was appointed member of Aegon N.V.’s Management Board in October 2019.

Adrian Grace (1963, British)1

CEO of Aegon UK and member of the Management Board of Aegon N.V.

Adrian Grace held various roles at GE Capital and Sage Group Inc. before joining Barclays Bank as Chief Executive of the Insurance Business in 2004, and HBOS as Managing Director of Commercial Businesses in 2007.

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

Marco Keim (1962, Dutch)

CEO Aegon International and member of the Management Board of Aegon N.V.

Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a Member of the Board, and was

appointed CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Management Board in June 2008. From 2017 to 2020, Mr. Keim headed Aegon’s operations on mainland Europe. Since January 2020, Mr. Keim is responsible for Aegon’s business in Southern and Eastern Europe as well as Asia. Mr. Keim is a member of the Supervisory Board of Eneco Holding N.V..

[1]	On September 10, 2019, Aegon announced that Mr. Grace would retire from the company on March 31, 2020. Mr. Mike Holliday-Williams has been appointed as the successor of Mr. Grace.

Aegon Annual Report on Form 20-F 2019

43	Composition of the Boards

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

He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of Aegon’s Management Board in 2010. Mr. Mullin was appointed Chairman of the Board of Directors of the American Council of Life Insurers for the period October 2017-October 2018 and was a member of the Board of Directors and Executive Committee through October 2019.

Bas NieuweWeme (1972, Dutch)

Global CEO of Aegon Asset Management and member of the Management Board of Aegon N.V.

Bas NieuweWeme was appointed Global CEO of Aegon Asset Management and Member of the Aegon N.V. Management Board in June 2019. Having obtained a Master of Laws (2000) and an Executive MBA in 2007, Mr. NieuweWeme has worked in global investment management for 20 years.

The majority of this time was spent in various management positions within ING Investment Management Americas and Voya Investment Management. In 2016, he was named Global Head of the Client Advisory Group and a member of the management team at PGIM Fixed Income and Global Head of the Institutional Relationship Group at PGIM, Prudential Financial’s global investment management business. He serves as vice-chairman of the supervisory board of La Banque Postal Asset Management.

He is also a member of the Board of Directors of The Netherlands-America Foundation (NAF) and a member of the Leadership Council of AmeriCares, a non-profit disaster relief and global health organization.

Aegon Annual Report on Form 20-F 2019

44	Composition of the Boards

Members of the Supervisory Board

William L. Connelly (1958, French)

Chairman of the Supervisory Board

Chairman of the Nomination and Governance Committee

Member of the Remuneration Committee

Mr. Connelly started his career at Chase Manhattan Bank, fulfilling senior roles in commercial and investment banking in France, the Netherlands, Spain, the United Kingdom and the United States. He was appointed to Aegon’s Supervisory Board in 2017 and became Chairman in May 2018 and his current term ends in 2021.

He is also chairman of the Supervisory Board Nomination and Governance Committee and member of the Supervisory Board Remuneration Committee. Mr. Connelly is also an independent director at the Board of Directors of Société Générale, an independent non-executive director at the Board of Directors of Self Trade Bank SA (not listed) and an independent director at Amadeus IT Group S.A..

Robert W. Dineen (1949, American)

Member of the Remuneration Committee

Member of the Risk Committee

Robert W. Dineen was Vice Chairman of Lincoln Financial Network (LFN) and a member of the Senior Management Committee of Lincoln Financial Group (LFG), before retiring in 2013. Before joining Lincoln Financial Group, Mr. Dineen was Senior Vice President and head of Merrill Lynch’s Managed Asset Group. Mr. Dineen was the non-executive Chairman of the Board of Aretec Inc. (not listed, US-based) and was a member of Lincoln New York Life Company Board. He was appointed to Aegon’s Supervisory Board in May 2014, and stepped down as per October 11, 2019.

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

He started his career in 1982 at Zurel as management assistant. He was appointed to Aegon’s Supervisory Board in May 2015, and his current term ends in 2023. He is Chairman of the Supervisory Board Remuneration Committee and a member of the Supervisory Board Risk Committee.

Mr. Noteboom is also a member of the Supervisory Board of Royal Ahold Delhaize N.V. and Chairman of the Supervisory Board of Royal Vopak N.V. In addition, Mr. Noteboom is a member of the Board of Directors of VUmc Cancer Center Amsterdam and the Chairman of Stichting Prioriteit Ordina Groep. Mr. Noteboom is a former member of the Supervisory Board of Wolters Kluwer N.V..

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

Mr. Van der Veer is a member of the Supervisory Board of Royal Vopak N.V. and member of the Board of the Stichting Continuiteit Heijmans (not listed). Mr. Van der Veer is a former member of the Supervisory Board of Royal Imtech N.V., TomTom N.V., Siemens Nederland N.V. (not listed) and a former non-executive member of the Board of Directors of RELX PLC and a former member of the Supervisory Board of Royal FrieslandCampina N.V. (not listed).

Aegon Annual Report on Form 20-F 2019

45	Composition of the Boards

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

Ms. Wortmann-Kool is also a member of the Supervisory Board of Het Kadaster (not listed), Chairman of the Board of Trustees of Save the Children Netherlands and member of De Autoriteit Financiële Markten Capital Markets Advisory Committee. She was vice president of the European People’s Party until March 2018 and member of the Advisory Council of the Centraal Bureau voor de Statistiek until June 2018.

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

Ms. Young is member and Lead Director of the Board of Directors of Foot Locker, Inc.. Furthermore, Ms. Young is a member of the Audit Committee of the Board of Trustees of Save the Children US (not listed), and member of the Board of Save the Children International and Save the Children Association and serves as an independent member of the Advisory Board of Spahn and Rose (not listed). Ms. Young is a member of the Board of the National Association of Corporate Directors.

Aegon Annual Report on Form 20-F 2019

46	Report of the Supervisory Board

Report of the

Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board on management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

The Supervisory Board is a separate independent corporate body, consisting of six members on December 31, 2019. The Supervisory Board is charged with the supervision of the Executive Board, of the general course of affairs and strategy of the Company, and of its businesses. In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders.

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

Corporate governance

Details of Aegon’s corporate governance structure and a summary of how the Company complies with the Dutch Corporate Governance Code can be found on pages 36-40 of this Annual Report and in the Corporate Governance Statement published on aegon.com.

Composition of the Supervisory Board and

Executive Board

Supervisory Board

The composition of the Supervisory Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. An overview of the composition of the Supervisory Board in 2019 can be found on pages 44-45. All members of the Supervisory Board are considered independent under the terms of best practice provisions 2.1.7, 2.1.8 and 2.1.9 of the Dutch Corporate Governance Code.

There was one change to the Supervisory Board in 2019: after having been a member of the Supervisory Board for five years, Mr. Robert Dineen stepped down as member of the Board on October 11, 2019, in light of his appointment as Non-Executive Chairman of a US investment manager. The Board benefitted from Mr. Dineen’s knowledge and contributions during his terms.

On May 17, 2019, shareholders reappointed Mr. Ben Noteboom for an additional four-year term. During the Annual General Meeting on May 15, 2020, the Supervisory Board will propose to the shareholder to appoint Mr. Thomas Wellauer and Ms. Caroline Ramsay as members to the Supervisory Board for a four-year term.

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

During the Annual General Meeting on May 15, 2020, it will be proposed to the shareholders to appoint Mr. Lard Friese as member to the Executive Board. Following his appointment, Mr Wynaendts will resign as member of the Executive Board and Mr Friese will succeed Mr. Wynaendts as Chief Executive Officer of the Company.

Aegon Annual Report on Form 20-F 2019

47	Report of the Supervisory Board

Board meetings

Attendance

In 2019, the Supervisory Board had seven regular (face-to-face) meetings: four related to the quarterly results; one to the annual report; and two to strategy (including the budget and Medium Term Plan). Supervisory Board Committee meetings were usually held the day before the meetings of the full Supervisory Board. All Supervisory Board meetings were attended by all Board members. All committee meetings were attended by all committee members, except for one Risk Committee meeting that Ben Noteboom was unable to attend. Next to the Supervisory Board and Supervisory Board Committee meetings, additional meetings have taken place in relation to the succession of Alex Wynaendts as member of the Executive Board and Chief Executive Officer. An overview of Supervisory Board members’ attendance by meeting is provided in the table below.

Name	Regular SB meeting	Audit Committee	Risk Committee	Combined Audit & Risk	Remuneration	Nomination & Governance	Additional NGC mtgs. / calls	Additional SB mtgs. / calls
William Connelly	7/7	-	-	-	6/6	6/6	4/4	3/3
Bob Dineen 1)	5/5	-	3/3	-	4/4	-	-	2/2
Mark Ellman	7/7	5/5	4/4	1/1	-	-	-	3/3
Ben Noteboom	7/7	-	3/4	1/1	6/6	-	-	3/3
Ben van der Veer	7/7	5/5	-	1/1	-	6/6	4/4	3/3
Corien Wortmann	7/7	5/5	-	1/1	-	6/6	4/4	3/3
Dona Young	7/7	5/5	4/4	1/1	-	6/6	4/4	3/3

[1]	Where a Supervisory Board member retired from the SB, stepped down from a Committee or was appointed throughout the year, only meetings during his / her tenure are taken into account.

Based on the agenda topics, members of the Executive Board and Management Board attended the Supervisory Board meetings held in 2019. Also, at the request of the Supervisory Board, other Company executives attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2019 Supervisory Board meeting on Aegon’s 2018 Annual Report. PwC also attended all 2019 Audit Committee meetings in full except for the combined Supervisory Board Audit and Risk Committee in December. Regular Board meetings were preceded or followed by meetings attended only by the members of the Supervisory Board and the Chief Executive Officer. Furthermore, the Supervisory Board held meetings without the presence of Executive Board or Management Board members.

Highlights and activities

Key topics discussed during the 2019 Supervisory Board meetings were Aegon’s quarterly results and semi-annual and annual reporting, Aegon’s strategy, the main business risks, IT, regulatory developments, acquisitions and divestments and human resources items.

Quarterly results were discussed on the basis of feedback from the Audit Committee. The full-year results reported in this Annual Report were discussed in the March 2020 meeting in the presence of the external auditor PwC. At the Supervisory Board meeting in December 2019, the budget for 2020 was approved and the Medium Term Plan was discussed.

The Supervisory Board regularly discussed the long-term value creation strategy with the Executive Board and the Management Board, and closely monitored its execution, the risks involved in its execution, and any opportunities to further enhance the strategy where necessary. Every year during the Supervisory

Board strategy meeting, the strategy is discussed as part of the annual strategy process. Plans and projects were discussed during executive sessions and in regular meetings, together with the strategic focus for all operating segments. Furthermore, the focus on execution and the modernization of the business were additional important strategic priorities that were discussed during the Supervisory Board meetings.

Acquisitions and divestments were regularly discussed in the context of the execution of the strategy. The Supervisory Board supports the active management of the business portfolio with add-on acquisitions, the sale of underperforming businesses and the disposals of entities no longer consistent with Aegon’s strategy. During the year, the Board discussed various M&A and balance sheet transactions, including but not limited to the sale of its 50% stake in the variable annuity joint ventures in Japan and the reinsurance of part of the longevity exposure in the Netherlands.

In 2019, Supervisory Board discussions included the following topics:

◆	Strategy, including Aegon’s long-term value creation, its responsible business strategy and business reviews;
◆	Acquisitions, divestments, the strategic direction of Aegon’s businesses and the focus on execution and modernization, which included strategic administration partnerships;
◆	Executive Board and senior management succession planning;
◆	Executive remuneration, including the risks of the remuneration framework;
◆	Corporate Governance;
◆	Composition of the Supervisory Board, including the Board’s effectiveness;

Aegon Annual Report on Form 20-F 2019

48	Report of the Supervisory Board

◆	Human resources, including talent development, results of the global employee survey and cultural change and behavior;
◆	Annual and quarterly results, dividends and the Company’s Medium Term Plan, including the 2020 budget, capital and funding plan;
◆	Capital generation and Solvency II capital position, including regulatory capital reports and actions following the 2019 market and interest rate developments;
◆	Enterprise risk management, cybersecurity and information security risks, and the risks related to the execution of the strategy within the Company;
◆	Investor relations, including shareholder listing, market analysis and roadshow feedback;
◆	Legal, regulatory and compliance issues, including Aegon’s engagement with regulators;
◆	Highlighted topics by Supervisory Board Committees;
◆	Regulatory changes at both a regional and global level;
◆	Customer due diligence processes;
◆	Tax policy and tax developments; and
◆	Technology, including the technology strategy, technological developments and innovations.

Results and budget

In February 2019, the Supervisory Board convened to discuss the fourth quarter 2018 results. In March 2019, the Supervisory Board reviewed and adopted Aegon’s 2018 Annual Report, the Consolidated Financial Statements of Aegon N.V., and the Financial Statements of Aegon N.V.. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2019 results respectively.

In December 2019, the Supervisory Board and Management Board reviewed the Company’s Medium Term Plan, including the budget and capital plan for 2020. The Boards took note of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: increased regulatory requirements, lower interest rates and lower equity markets, market volatility, digital developments, and project risk. The Board discussed Aegon’s capital generation and capital projections, together with the continued focus on cost efficiency. The Supervisory Board supported the Medium Term Plan and approved the budget for 2020. The Board also approved the 2020 funding plan and authorized the Executive Board to execute on the funding plan in 2020.

Legal, compliance and regulatory affairs

In 2019, the Supervisory Board and the Audit Committee discussed a number of compliance, regulatory and legal topics relating to the Americas, Europe, Asia, and Asset Management with management, the Global Head of Group Legal & Regulatory Compliance and the Global Head of Operational and Conduct Risk Management. In particular, the Board discussed the state of the Legal and Compliance functions, General Data Protection

Regulation developments, Compliance risks, Fraud and Financial crime including know your customer and ultimate beneficial owner requirements, and whistle-blower reports. An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below.

In 2019, the Chairs of the Supervisory Board, Audit Committee and Risk Committee visited the group supervisor, the Dutch Central Bank (DNB), for their regular annual meeting.

Educational sessions

The Board and its Committees received updates and presentations on topics including developments in acquisitions and divestments, corporate governance and regulatory compliance, roles and responsibilities of the Board and the management and remuneration regulations for the insurance sector, responsible business and information technology. In addition to these updates and presentations provided by the Company, the members of the Supervisory Board gathered general information on industry developments by participating in networks, reading independent reports and sharing knowledge with other Board members within and outside Aegon. The Board visited local offices and liaised with employees in Spain, the Netherlands and the US. In addition, the Board was updated on the IFRS 9 and IFRS 17 developments, the Solvency II landscape, including the EIOPA 2020 review of the Solvency II Directive, capital generation under Solvency II and on the IFRS margin analysis.

Board review

The Supervisory Board undertakes a Board effectiveness review on an annual basis and an external assessment takes place at least once every three years. In the first quarter of 2019, such external assessment of the Supervisory Board was conducted. The assessment was based on document analyses, a survey completed by Supervisory Board members, Management Board members and the Company Secretary and interviews with all these persons. The Board review assessed the functioning of the Board as a whole, the composition, processes and information, the functioning of the Committees and the interaction within the Board and with the Executive and Management Board. The results of the assessment were discussed in May 2019 and the Supervisory Board acted on the observations and recommendations that were then discussed and were listed in the assessment report.

Outside the presence of the Executive Board, the Supervisory Board reviewed the performance (results) of the individual members of the Executive and Management Boards over the preceding calendar year in February 2019. The performance of the members of the Executive and Management Boards was also discussed regularly during the year.

Aegon Annual Report on Form 20-F 2019

49	Report of the Supervisory Board

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

On December 31, 2019, the composition of the Audit Committee was as follows:

◆	Ben van der Veer (chair);
◆	Mark A. Ellman;
◆	Corien M. Wortmann-Kool; and
◆	Dona D. Young.

The members of the Audit Committee meet all relevant independence and experience requirements of financial administration and accounting for listed companies.

The Committee confirmed that all of its members qualified as independent according to Rule 10A-3 of the SEC, and it also confirmed that the Chairman of the Audit Committee, Ben van der Veer, qualified as a financial expert according to the Sarbanes-Oxley Act in the United States and his competence in accounting and auditing according to the Audit Committee Decree 2016 (‘Besluit instelling auditcommissie’), section 2(3).

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

Committee meetings

In 2019, the Audit Committee held six meetings, one of which was a combined meeting with the Risk Committee of the Supervisory Board in December 2019. Audit Committee meetings were attended by the members of the Audit Committee, Aegon’s Chief Financial Officer, the Head of Corporate Financial Center, the Chief Risk Officer, the Chief Internal Auditor, and partners of PwC, Aegon’s external auditor.

Members of Aegon’s Group Risk, Group Legal, Group Regulatory Compliance, Investor Relations, Group Tax, Human Resources, Actuarial and Business departments regularly attended Audit Committee meetings. Aside from the Audit Committee meetings, additional sessions were held with internal and external auditors, without members of the Executive Board or senior management present.

Financial Reporting

In discharging their responsibilities with regards to the 2019 interim and full year financial statements, the Audit Committee:

◆	Reviewed and discussed the management letter and follow up actions with the Executive and the Management Board, Internal Audit and PWC;
◆	Discussed PwC’s interim reports leading to a review opinion on the interim financial statements;
◆	Received presentations on various topics by local business unit managers and chief financial officers; and
◆	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including, in particular: Solvency II, investment valuation and impairments, economic and actuarial assumption setting, and model validations.

Aegon Annual Report on Form 20-F 2019

50	Report of the Supervisory Board

The Audit Committee was satisfied with the explanations provided by the Executive and Management Board, Internal Audit and PwC, and conclusions reached. Recurring items on the Audit Committee agenda in 2019 were Solvency II developments, controls, capital and liquidity, legal and compliance updates, and preparations for IFRS 9 and IFRS 17. Other items included the capital and funding plans and the performance review of the internal audit function.

Risk management and internal controls

With respect to their oversight of internal controls (provided they did not pertain to the work and responsibilities of the Risk Committee) the Audit Committee:

◆	Reviewed and approved the internal and external audit plans for 2019 and monitored execution, including progress in respect of recommendations made;
◆	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus in 2019 included the Internal Audit strategy, audit planning process, Internal Audit charter, quality assurance reviews, issue tracking and resolution, control environment, Information Security, Solvency II, third party management and administration partnerships, General Data Protection Regulation, performance management and integrity;
◆	Reviewed the internal control framework, among others with respect to the Sarbanes-Oxley Act; and
◆	Discussed the internal control statement with the Executive Board.

In addition, the Committee reviewed quarterly legal and compliance updates.

External audit effectiveness

The Audit Committee discussed and approved the external auditor’s engagement letter for 2019. Aegon has well-established policies on audit effectiveness and independence of auditors that set out, among other things:

◆	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis;
◆	Non-audit services performed by the external auditor;
◆	Rotations of the external auditor and lead partner; and
◆	Discussions about planning and staffing of the external audit activities.

For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annexes A, B and C of the Audit Committee Charter on aegon.com.

The Risk Committee

Composition

On December 31, 2019, the composition of the Risk Committee was as follows:

◆	Dona D. Young (chair);
◆	Mark A. Ellman; and
◆	Ben J. Noteboom.

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

Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings, liquidity and compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board.

For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on aegon.com.

Committee meetings

The Risk Committee works closely together with the Audit Committee and has an annual combined meeting, which in 2019 was held in December. This combined meeting focused on the Global Risk development plan, third party & affiliate management, model validations, Cloud developments and the market risk impact on the budget plan.

The Risk Committee convened five times in 2019, including the combined meeting with the Audit Committee. The Company’s Chief Executive Officer and Chief Risk Officer attend all the Committee meetings. The Chief Financial Officer had a standing invitation to attend the Committee meetings. Other Management Board members and senior managers attended the meetings when relevant for the discussion.

Aegon Annual Report on Form 20-F 2019

51	Report of the Supervisory Board

Risk management and Internal controls

Recurring items on the Risk Committee agenda in 2019 were risk exposure information, risk policy compliance monitoring, IT security and data protection and risks associated with large modernization and change programs in the company. The Risk Committee assessed the effectiveness of the design and operation of the ERM framework and internal control systems in 2019 by:

◆	Discussing the quarterly risk dashboard, including all material group level risks, with the Executive Board, Chief Risk Officer and relevant senior managers. The material group level risks consisted of financial, actuarial and operational risks, including cybersecurity and information security risks and controls;
◆	Assessing a quarterly modernization dashboard that outlined risks with regards to the execution of the strategic change programs in each region, and how those risks were monitored and mitigated;
◆	Reviewing the Group Risk appetite, which consists of the risk strategy and risk limits and tolerances; and
◆	Reviewing the risk governance structure and risk competencies, including the skills necessary for the risk function.

The Risk Committee also discussed several regulatory topics on a regular basis, including the DNB Focus report and the consequences and actions in the context of Recovery and Resolution regulation. The Risk Committee furthermore spent time on an outside in risk perception of the Risk function, reinsurance developments, Model Risk management, the strategic human resources program Future Fit and on risks and approaches in dealing with third party relations of the Company. In addition, the Risk Committee dedicated time to wider developments in the geopolitical environment, including risks associated with Brexit and financial markets in 2019, and to a number of important asset and liability management and hedging topics across the Group.

The Nomination and Governance Committee

Composition

On December 31, 2019, the composition of the Nomination and Governance Committee was as follows:

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

Committee meetings

Aegon’s Nomination and Governance Committee held ten meetings, including four conference call meetings, in 2019. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

Further to the activities mentioned below, the Nomination and Governance Committee discussed senior management team developments and governance matters and structures. The Nomination and Governance Committee also reviewed the important outside board positions of the members of the Management and Supervisory Board, and discussed specific appointments to important outside board positions where applicable.

Supervisory Board related activities

The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees. The profile of Supervisory Board members, as well as their capabilities in terms of working collectively with other members of the Supervisory Board, were debated by the Committee. Furthermore, the existing and impending vacancies in the Supervisory Board were discussed. A Supervisory Board competency overview is published on aegon.com.

Executive and Management Board related activities

During 2019, the Nomination and Governance Committee was actively involved in a thorough succession process to identify a successor during the final term of CEO Alex Wynaendts, resulting in the announcement that the Supervisory Board intends to propose the appointment of Mr. Lard Friese as CEO to the Annual General Meeting of Shareholders. Lard Friese joined the company as CEO-designate effective March 1, 2020 and will succeed Alex Wynaendts at the AGM to be held on May 15, 2020.

The Nomination and Governance Committee furthermore reviewed the composition of the Management Board and was informed - and consulted on - the succession of Management Board vacancies and on CEO appointments of certain business units.

Aegon Annual Report on Form 20-F 2019

52	Report of the Supervisory Board

The Committee was also kept appraised of major organizational changes, developments in employee engagement, talent management and international mobility. The Supervisory Board was also informed about the annual Global Employee Survey, which was conducted at the end of 2019. The Supervisory Board discussed the outcome of this survey in detail in the first quarter of 2020.

Diversity

Enhancing diversity in the Executive, Management and

Supervisory Board is an important issue for Aegon. Selection and appointment is based on expertise, skills and relevant experience, and the Supervisory Board takes diversity into account with a view to achieving its aim of having a balanced Supervisory, Executive and Management Board composition.

In 2017, the Supervisory Board adopted a diversity policy for the Executive, Management and Supervisory Board. The purpose of the diversity policy is to have a more balanced and diverse composition of the Supervisory Board, the Executive Board and the Management Board in terms of nationality, age, gender and educational, professional and geographical background and experience of the individual members.

The Committee strives to have at least 30% female or male representation in the Supervisory Board, the Executive Board and the Management Board.

In the current Supervisory Board composition, there are two female members out of six members in total (meeting the recent requirement under Dutch law that at least 30% of the positions should be filled by women and at least 30% by men). For the Executive Board and Management Board such balanced gender composition has not been met.

When identifying candidates for open positions in the Executive and Supervisory Boards, the Committee actively searches for female candidates. It also instructs external search firms to present female candidates. More information on diversity within the Board is available in the Supervisory Board Composition and Competency Overview and in Chapter 7 (Diversity) of the Corporate Governance Statement - as published on aegon.com.

The Remuneration Committee

Composition

On December 31, 2019, the composition of the Remuneration Committee was as follows:

◆	Ben J. Noteboom (chair); and
◆	William L. Connelly.
◆	Up until October 11, 2019, Mr. Dineen was also a member of the Remuneration Committee.

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

Committee meetings

The Remuneration Committee had six meetings in 2019. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

In 2019, the Remuneration Committee was actively involved in amending the remuneration policies for the Executive Board and the Supervisory Board, in order to implement the changes as required by the Shareholder Rights Directive implementation Act (and to be submitted for adoption by the shareholders to the Annual General Meeting on May 15, 2020). In this context, and to make further improvements to align the incentives of the Executive Board with those of Aegon’s shareholders, the Chair of the Remuneration Committee headed a consultation process involving major shareholders, shareholder representatives, proxy advisors and employee representatives, in order to receive feedback on the proposed changes to the remuneration policies.

Aegon Annual Report on Form 20-F 2019

53	Report of the Supervisory Board

The Remuneration Committee also oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Material Risk Takers (Identified Staff). This included:

◆	Allocating variable compensation related to 2018;
◆	Setting the 2019 Individual Performance Indicators for Executive Board members;
◆	Setting the 2019 Group performance indicators and targets for remuneration purposes;
◆	Preparing the 2020 Group performance indicators for remuneration purposes;
◆	Overseeing the scenario analysis of pay-out levels under the Executive Board remuneration policy;
◆	Reviewing and/or approving the ex-ante risk assessments and ex-post assessments, any exemption requests under the remuneration policies and changes to the list of Material Risk Takers (Identified Staff); and
◆	Reviewing the related Remuneration Report.

In addition, the Remuneration Committee discussed (possible) developments with regards to regulations pertaining to remuneration.

Annual Accounts

This Annual Report includes the Annual Accounts for 2019, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board, and will be placed on the agenda of the 2020 Annual General Meeting of Shareholders for adoption. The Supervisory Board recommends that shareholders adopt the annual accounts.

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

The Hague, the Netherlands, March 18, 2020.

William L. Connelly

Chairman of the Supervisory Board of Aegon N.V.

Aegon Annual Report on Form 20-F 2019

54	Remuneration Report

Remuneration Report

The 2019 Remuneration Report from our Remuneration

Committee on behalf of the Supervisory Board

Introduction

This report has been prepared by the Remuneration Committee of the Supervisory Board, which was led by the Committee’s Chairman Ben J. Noteboom and was approved by the Supervisory Board. The Remuneration Committee restructured this report for 2019 in order to further increase its transparency and to comply with the latest rules, regulations and guidance on the (standardized) presentation of the remuneration report, including the Shareholder Rights Directive and related Dutch implementation Act.

In the first chapter the Remuneration Committee presents an overview of the business and remuneration highlights in 2019 and what is expected in 2020 in relation to remuneration. This is followed by chapter two which contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of Total Compensation and Variable Compensation, Risk Management in relation to remuneration and remuneration of Material Risk Takers. The third chapter is the 2019 Supervisory Board Remuneration Report, which contains a summary of the Supervisory Board Remuneration Policy which applied to 2019 and the Supervisory Board remuneration over the recent years. The fourth chapter presents the proposed 2020 Supervisory Board Remuneration Policy. In chapter five, the 2019 Executive Board Remuneration Report provides a summary of the Executive Board Remuneration Policy which applied to 2019, the Executive Board remuneration over the recent years and the 2020 Executive Board performance indicators. The sixth and final chapter presents the proposed 2020 Executive Board Remuneration Policy.

1. Business and remuneration highlights

This chapter presents an overview of the business and remuneration highlights in 2019 and what is expected in 2020 in relation to remuneration.

2019 Business highlights

In 2019, Aegon continued its realignment for growth, launched new propositions, further improved customer service, and made important executive management appointments to guide Aegon into the next phase of development. Aegon operated in a challenging environment in 2019, with persistent low interest rates in our key markets. At the same time, we continued to execute on our strategy and we reached a number of important milestones, by simplifying Aegon’s structure and adopting an even more proactive approach to managing our portfolio of businesses. (For more detailed update, please see the ‘Letter from our CEO and the ‘Letter of Supervisory Board Chairman’ in this 2019 Integrated Annual Report.)

Aegon’s underlying earnings were impacted by low interest rates while Aegon experienced net outflows in the US retirement and annuity businesses. As a result the return on equity1 of 9.5% was below our target of 10%. However, Aegon increased the normalized capital generation which, combined with a number of management actions, enabled us to maintain a strong capital position. Commercial momentum has improved with an increase in new life sales. Net deposits were lower mainly due to contract discontinuances in Retirement Plans in the Americas, despite the fact that the gross deposits were higher compared to 2018. The market consistent value of new business has been lower due to Variable Annuities in the United States, reflecting the significant decline in interest rates, which led to negative margins. This was partially offset by higher margins on workplace business in the United Kingdom. Digitally connected customers increased strongly with more mobile application users in the United States and a continued increase of platform users in the Netherlands and UK. Lastly, the relational net promotor score (r-NPS) reached a record high as a result of our NPS improvement plans and better outsourcing agreements which increased service levels.

Business performance highlights	2019	2018

Net Deposits (in EUR million)	(25,130)	(4,656)

Normalized Capital Generation (in EUR million)	1,567	1,398

Solvency II ratio (in %)	201%	211%

Market Consistent Value of New Business (in EUR million)	465	539

Return on equity (in %)[1]	9.5%	10.2%

Underlying Earnings Before Tax (in EUR million)	1,973	2,074

New Life Sales (in EUR million)	861	820

Relational net promotor score	12	7

Digitally connected customers (in million)	8.7	7.7

[1]	Return on equity is calculated using shareholder’s equity based on IFRS as adopted by the EU.

Aegon Annual Report on Form 20-F 2019

55	Remuneration Report

In 2019 Aegon’s Supervisory Board consisted of seven members: William L. Connelly (Chairman), Corien M. Wortmann-Kool (Vice Chairman), Dona D. Young, Mark A. Ellman, Ben J. Noteboom, Ben van der Veer and Robert W. Dineen. At the Annual General Meeting of Shareholders on May 17, 2019 shareholders approved the re-appointment of Mr. Noteboom. On October 11, 2019 Aegon announced that Mr. Dineen stepped down from Supervisory Board. Aegon subsequently announced it would nominate Thomas Wellauer and Caroline Ramsay for appointment to the Supervisory Board at the at the Annual General Meeting of Shareholders on May 15, 2020.

Aegon’s Executive Board consisted of two members in 2019: Alexander R. Wynaendts (Chief Executive Officer and Chairman of the Executive Board) and Matthew J. Rider (Chief Financial Officer and member of the Executive Board). Mr. Wynaendts was appointed to the Executive Board in 2003 for four years. He was re-appointed at the Annual General Meeting of Shareholders in 2007, 2011, 2015 and most recently in 2019 for his last term. Mr. Rider was appointed as a member of the Executive Board for four years at the Annual General Meeting of Shareholders on May 19, 2017. Mr. Rider’s current term ends at the General Meeting of Shareholders 2021.

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which has 11 members, including the members of the Executive Board. In 2019 Aegon’s Management Board was composed of Alex Wynaendts, Matthew Rider, Mark Bloom, Maarten Edixhoven (per October 2019), Adrian Grace, Allegra van Hövell-Patrizi, Marco Keim, Onno van Klinken, Carla Mahieu, Mark Mullin, Sarah Russell (until June 2019) and Bas NieuweWeme (per June 2019). Mike Holliday-Williams will be appointed to the Management Board and succeeds Adrian Grace who will retire from the company on March 31, 2020.

On August 12, 2019 Aegon announced that it would nominate Lard Friese for appointment to the Executive Board at the Annual General Meeting of Shareholders on May 15, 2020, in order to succeed Mr. Wynaendts. If Mr. Friese is appointed by the shareholders to the Executive Board, the Supervisory Board will subsequently appoint Mr. Friese as Chief Executive Officer and Chairman of the Executive Board. In preparation of this appointment Mr. Friese joined Aegon as CEO-designate per March 1, 2020. Mr. Wynaendts is working closely together with Mr. Friese to ensure a seamless leadership transition and remains available to Aegon until September 30, 2020. Mr. Wynaendts will not be eligible for a severance payment.

2019 Remuneration highlights

On November 14, 2018, the Supervisory Board approved the change to the Solvency II remuneration principles as regulatory framework for remuneration per 2019. Up to 2019, Aegon applied the Dutch Regulation on Sound Remuneration Policies which was based on banking rules from the European Capital Requirements Directive. However, Solvency II is an European Directive for insurance companies. Therefore the Dutch regulator allowed insurance companies the option to switch from Dutch Regulation on Sound Remuneration Policies to the Solvency II remuneration rules from December 8, 2017 onwards. Aegon preferred this switch as the Solvency II remuneration rules are sector specific. However, as this regulatory change was too close to the start of 2018, Aegon delayed this switch to 2019.

As a result, Aegon selected positions in which employees could have a material impact on the company, based on the Solvency II selection criteria in 2019. The selection of these type of positions is mandatory for most financial companies based in Europe, as a result of their sector specific European Directives (each having their own selection criteria). Under Solvency II these positions are called Material Risk Takers and are defined as ‘the administrative, management or supervisory body, persons who effectively run the undertaking or have other key functions and other categories of staff whose professional activities have a material impact on the undertaking’s risk profile’. Up to 2019 Aegon selected these type of positions under the Capital Requirements Directive (banking) selection criteria, in which these positions were called Identified Staff.

Employees which have been selected as Material Risk Taker are subject to various risk assessments and stricter requirements around the pay-out of variable compensation compared to other employees (for more details, see “Material Risk Takers” further below). Per 2019 Aegon revised the vesting schedule of variable compensation for Material Risk Takers, in accordance with Solvency II. These new vesting schedules were made globally consistent for the first time and were only differentiated by seniority as follows:

◆	Management Board members, excluding Executive Board members[1]: 33.33% upfront cash / 66.67% deferred shares, cliff-vesting after 3 years.
◆	Local Management Team members: 40% upfront cash / 60% deferred shares, cliff-vesting after 3 years.
◆	Other Material Risk Takers: 50% upfront cash / 50% deferred shares, cliff-vesting after 3 years.

Aegon’s shareholders approved the following changes to the Supervisory Board Remuneration Policy at the Annual

[1]

Changing the Executive Board vesting schedule requires shareholder approval. The Supervisory Board intends to ask shareholders to adopt this change at the Annual General Meeting of Shareholders on May 15, 2020. The proposal will be to apply the Management Board vesting schedule to the Executive Board as well, but with an additional holding period on the shares of 2 years after pay-out. In the meantime, the 2019 Executive Board vesting schedule remained 40% upfront and 60% deferred, tranche-vesting during 3 years. Each upfront and deferred portion was paid 50% in cash and 50% in shares, with the shares subject to an additional holding period of 3 years.

Aegon Annual Report on Form 20-F 2019

56	Remuneration Report

General Meeting of Shareholders on May 17, 2019 with 99.53% of the votes in favor and 0.47% against:

◆	The annual fixed fees for the Risk Committee membership became equal to the fixed fees for the Audit Committee membership. This increased the fixed fee for the Risk Committee Chairman from EUR 10,000 to EUR 13,000 and that of the other Risk Committee Members from EUR 5,000 to EUR 8,000.
◆	The Committee attendance fee for all committees, except for the Audit Committee, were increased from EUR 2,000 to EUR 3,000. The Audit Committee attendance fee was already EUR 3,000.
◆	The Intercontinental Travel fee was increased from EUR 3,000 to EUR 4,000.
◆	A Continental Travel fee was introduced and set at EUR 2,000.

On December 1, 2019, the Dutch Act to implement the revised European Union’s Shareholder Rights Directive came into force. As a result Aegon has revised the structure and content of this 2019 Remuneration Report compared to earlier versions in accordance with the Act’s remuneration report requirements. In 2019 Aegon paid out EUR 185 million in variable compensation and 24 employees received EUR 1 million or more in total annual compensation (i.e. the sum of fixed compensation, variable compensation and pension contributions paid in 2019). These employees worked for Aegon’s Corporate Center, Aegon Americas, Aegon UK and Aegon Asset Management.

The 2019 CEO pay-ratio was 32.8 (2018: 42.2, 2017: 41.7). This ratio has been based on the IFRS CEO remuneration expenses and employee expenses in 2019, which have been audited. The expenses for the CEO’s total compensation were EUR 3.8 mln (2018: EUR 4.4 mln; 2017: EUR 4.3 mln). The average expenses for the employees’ total compensation were EUR 115,371 (2018: EUR 104,459; 2017: EUR 102,188), which were calculated by:

◆	The total IFRS remuneration expenses for all employees, which are the total employee expenses (see Note 14) minus the CEO remuneration expenses: EUR 2,149 mln – EUR 3.8 mln = EUR 2,145 mln.
◆	Divided by the number of employees in scope, which are the total number of employee minus employees in joint-ventures and associates (as their expenses are not included in Note 14) and minus the CEO: 23,757 – 5,162 – 1 = 18,594 employees.

The Remuneration Committee took note that certain factors have influenced the CEO pay-ratio, such as the significant difference in the geographical footprint of the Company’s employee population, the way the Company was affected by restructuring and other organizational changes (e.g. the 2019 divestments in the Czech Republic and Slovakia) and the changes to the CEO’s remuneration package per June 2019.

Looking ahead to 2020

At the Annual General Meeting of Shareholders on May 15, 2020, Aegon will ask its shareholders to:

◆	Cast an advisory vote on this Remuneration Report, which will be an annual agenda item going forward;
◆	Approve the proposed 2020 Supervisory Board Remuneration Policy (see chapter 4 in this report);
◆	Approve the proposed 2020 Executive Board Remuneration Policy (see chapter 6 in this report);
◆	Approve the appointment of Mr. Friese to the Executive Board.

The total compensation level of Mr. Friese is at the same level as that of the incumbent CEO, Mr. Wynaendts, although structured differently. Mr. Friese’s gross Fixed Salary will become EUR 1,485,000, with an annual gross Target Variable Compensation of 80% of his Fixed Salary and a gross Pension contribution of 40% of his Fixed Salary. This means Mr. Friese will receive a higher Fixed Salary and therefore a higher Variable Compensation opportunity, but the Pension contribution will be lower compared to the incumbent CEO. When Mr. Friese was hired as CEO Designate, Aegon offered a sign-on arrangement. The sign-on is paid in cash and Aegon N.V. shares, of which a part is deferred. The pay-out of the deferred part is subject to continued employment.

Aegon took note of developments which could change the applicable rules, regulations and guidance, such as the draft EIOPA opinion on the supervision of remuneration principles in the insurance and reinsurance sector and the draft Dutch Act on further remuneration measures in the financial sector. Additionally, Aegon already structured this remuneration report in line with the draft European guidelines on the standardized presentation of the remuneration report.

2. Remuneration at Aegon in general

This chapter contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of Total Compensation and Variable Compensation, Risk Management in relation to remuneration and remuneration of Material Risk Takers.

Global Remuneration Framework

Aegon has a Global Remuneration Framework (GRF) which outlines the Aegon Group Human Resources Strategy, the Aegon Group Remuneration Principles and the Aegon Group Remuneration Guidelines which apply to all Aegon employees, including the Executive Board members1. The GRF has been designed in accordance with relevant rules, guidelines and interpretations, such as the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.

[1]

Given the two-tier Board structure, Aegon’s Supervisory Board members are not in scope of the GRF. They are only eligible for certain fixed fees and cost reimbursements (see Supervisory Board Remuneration below).

Aegon Annual Report on Form 20-F 2019

57	Remuneration Report

Aegon’s remuneration policies are derived from the GRF, which includes the Executive Board Remuneration Policy and local business Remuneration Policies. These policies define specific terms and conditions for the employment of our employee across the various countries and local businesses. All steps in the remuneration process are governed by the GRF and its underlying policies. Staff from Human Resources, Risk Management and Compliance are involved in all steps of the process.

Human Resources Strategy

In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration related goals:

◆	Attract, retain, motivate and reward a highly-qualified and diverse workforce;
◆	Align the interests of executives, managers and all other employees with the business strategy and risk tolerance, the values and the long-term interests of Aegon;
◆	Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, the corporate responsibilities and Future Fit values (‘Acting as one, Customer centricity, Agility and Accountability’).

Remuneration Principles

Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the Group:

◆	Aegon remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the short-and long-term interests and well-being of all Aegon staff via fair compensation, pension and/or other benefits; supporting employees’ career development; and supporting the (international) mobility of its staff;
◆	Aegon remuneration is performance-related by: establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with Aegon’s long-term interests; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of pay for performance; and avoiding any pay for non-performance;
◆	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with remuneration packages that are well-balanced across the different echelons within Aegon and its business units; avoiding any discrimination in Aegon’s remuneration structures, including, among others, discrimination based on nationality, race, gender, religion, sexual orientation, and/or cultural beliefs; creating global alignment in the total compensation of all Material Risk Takers; and aiming at controlled market competitive remuneration, by providing total compensation packages in line with an appropriately established peer group at a country and/or functional level;
◆	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout the Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; and protecting the risk alignment effects embedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

Total Compensation

Following from the Remuneration Principles, Aegon aims to offer experienced and competent employees a total compensation level which is consistent with the market in which Aegon operates and competes for similar employees. Total compensation typically consists of fixed compensation, variable compensation (where in line with the local market practice), pension and other benefits. Market survey information from reputable sources is used to regularly assess the competitiveness of compensation levels and practices which Aegon offers its employees.

Variable Compensation

Variable compensation, if any, is capped at an appropriate level as a percentage of fixed compensation.

The Dutch Financial Supervision Act has a provision that makes it possible to offer employees up to a maximum variable compensation opportunity that is equal to the European CRD IV compensation ratio (i.e. 100% of fixed compensation). This provision was specifically created for corporate office employees of companies based in the Netherlands, which employ at least 75% of their employees abroad. In 2019, Aegon met this criterion and offered selected senior corporate office employees a variable compensation opportunity up to this maximum.

In line with the Dutch Financial Supervision Act, Aegon has obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016 to offer a maximum variable compensation opportunity up to 200% of fixed compensation to selected senior employees outside Europe in positions that, based on local market practice, could receive variable compensation that exceeds 100% of fixed compensation. Within this mandate, Aegon offered selected senior employees outside Europe such an opportunity in 2019. The Company’s capital was not adversely impacted by the maximum variable compensation that could be paid out.

Variable compensation for senior management is usually paid out in cash and shares over multiple years, and is subject to further conditions being fulfilled. Variable compensation already paid out may also be retrieved under certain circumstances (‘claw-back’).

Risk Management in relation to Remuneration

Variable compensation may have an impact on risk-taking behaviors and, as such, may undermine effective risk management. The opportunity to receive high variable compensation can lead to excessive risk taking, which can

Aegon Annual Report on Form 20-F 2019

58	Remuneration Report

have a material impact on the company’s financial soundness. To avoid such undesired effects, both the Risk Management and Compliance functions are involved in the design and execution of remuneration policies and practices.

The GRF includes additional remuneration requirements for three specific employee categories, as their roles and responsibilities require tailored risk mitigating measures and governance processes. These remuneration requirements are for: (i) the Executive Board; (ii) Material Risk Takers); and (iii) Control Staff. Given the rationale for having a separate policy for Material Risk Takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in deciding which positions are deemed Material Risk Takers. Furthermore, where exceptions to the policies are requested to reflect local practices or regulations, Risk Management and Compliance are involved in order to ensure such exceptions do not undermine effective risk management and that sufficient mitigating measures are undertaken.

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

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post risk assessments to ensure effectiveness in both the short-and long-term risk taking behavior of employees.

Remuneration of Material Risk Takers

Aegon selects Material Risk Takers for the Aegon N.V. legal entity

(i.e. the holding company) based on the Solvency II selection criteria. These positions are defined as ‘the administrative, management or supervisory body, persons who effectively run the undertaking or have other key functions and other categories of staff whose professional activities have a material impact on the undertaking’s risk profile’.

Legal entities within the Aegon Group, which are directly subject to the Capital Requirements Directive, Solvency Directive, the Alternative Investment Fund Managers Directive and/or the Undertakings for the Collective Investment in Transferable Securities Directive, also select their own Material Risk Takers or ‘Identified Staff’. Their selection is based on the selection criteria of the applicable European Directive, its guidelines and local regulatory requirements (where available).

In order to differentiate between the Material Risk Takers who are selected at the holding level of the company and at the various legal entities within the Group, the former are called Group Material Risk Takers and the latter Local Material Risk Takers.

The Group and Local Material Risk Takers are subsequently subject to risk assessments and remuneration rules from the applicable European Directive, its guidelines and local regulatory requirements (where available). This means that their personal objectives are subject to an ex-ante risk assessment at the start of the performance year. A minimum portion of their variable compensation will be deferred and paid in non-cash instruments (such as Aegon shares or investment in own funds). Before the allocation of variable compensation they are subject to an ex-ante risk assessment, while before pay-out of any deferred variable compensation they are subject to ex-post risk assessments. Based on these risk assessments, Aegon can adjust the intended or allocated variable compensation awards downward where deemed appropriate (however never upward).

3. 2019 Supervisory Board Remuneration Report

The 2019 Supervisory Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.

This report contains a contains a summary of the Supervisory Board Remuneration Policy which applied to 2019, and the Supervisory Board remuneration over the recent years.

Supervisory Board Remuneration Policy in 2019

Aegon’s Supervisory Board Remuneration Policy is aimed at ensuring fair compensation and protecting the independence of the Supervisory Board members. Terms and conditions for the Supervisory Board members are the responsibility of the Remuneration Committee of the Supervisory Board.

The Supervisory Board members are entitled to the following:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
◆	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental, continental or US interstate travel between the Supervisory Board member’s home location and the meeting location.

Each of these fees is a fixed amount. The Supervisory Board members do not receive any performance or equity-related compensation, and do not accrue pension rights with the Company. These measures are designed to ensure the independence of Supervisory Board members and to strengthen the overall effectiveness of Aegon’s corporate governance.

Aegon Annual Report on Form 20-F 2019

59	Remuneration Report

Under the current policy, as endorsed by shareholders at the Annual General Meeting of Shareholders on May 17, 2019, the Supervisory Board members are entitled to the following payments:

Base fee for Supervisory Board membership	EUR /year
Chairman	80,000
Vice-Chairman	50,000
Member	40,000

Fee for Supervisory Board committee membership	EUR /year
Chairman of the Audit or Risk Committee	13,000
Member of the Audit or Risk Committee	8,000
Chairman of other committees	10,000
Member of other committees	5,000

Attendance fees	EUR
Committee meeting	3,000
Extra Supervisory Board meeting	3,000

Travel fees	EUR
Intercontinental	4,000
Continental or US interstate	2,000

In order for the Remuneration Committee to assess the competitiveness of the Supervisory Board fee levels, they gather benchmark data on compensation levels at comparable companies, in accordance with the applicable rules and regulations. These comparable companies form a peer group and have been selected by the following criteria:

◆	Industry: preferably Life Insurance;
◆	Size: companies with similar number of employees, assets, revenue and market capitalization;
◆	Geographic scope: preferably the majority of revenues generated outside of the country of origin; and
◆	Location: companies based in Europe, excluding UK where the non-executive directors typically have different responsibilities compared to their continental European counterparts.

Based on these criteria the current peer group consists of the following 12 European Insurance companies: Ageas, Allianz, AXA, CNP Assurances, Assicurazioni Generali, Mapfre, Münchener RE, NN Group, Swiss Life, Swiss Re, Talanx, and Zurich Insurance Group. This peer group is slightly different from the European peer group for the Executive Board, as a result of excluding the UK companies.

In addition, the following reference group of 12 companies with a two-tier board is used in order to monitor alignment with the General Industry in the Netherlands: ABN AMRO, Ahold Delhaize, Akzo Nobel, ASML, DSM, Heineken, ING Group, KPN, NN Group, Philips, Randstad and Wolters Kluwer. This reference group is equal to the Dutch reference Group for the Executive Board.

The Remuneration Committee and the Supervisory Board regularly review the composition of both groups in order to ensure that they continue to provide a reliable and suitable basis for comparison. The previous update to both groups was in 2018.

The Remuneration Committee may recommend changes to the fee levels of the Supervisory Board members, based on the results of a competitiveness review. These recommendations are discussed by the Supervisory Board, which can support, revise or reject them. Subsequently shareholders will be asked to adopt the proposed fee changes at the Annual General Meeting of Shareholders.

Information on members of the Supervisory Board and the composition of its four committees can be found on pages 44-53.

Supervisory Board remuneration in recent years

The table below show the fees that have been allocated and paid to the Supervisory Board members in the calendar years 2017, 2018 and 2019 in accordance with the applicable Supervisory Board remuneration policy at this time. The IFRS expenses for these fees are equal to the amounts in the table below. The general increase of 2019 fees is a result of the new fee structure and levels which were approved by shareholders at the Annual General Meeting of Shareholders on May 17, 2019. The fee increase of Mr. Connelly in 2019 is the result of being the Chairman of the Supervisory Board during the full calendar year (appointed in per May 2018), attending more committee meetings in combination with higher committee attendance

Aegon Annual Report on Form 20-F 2019

60	Remuneration Report

fees per 2019 and receiving a continental travel fee which was not offered before 2019. Most other Supervisory Board members received more attendance fees in 2019, mainly because of a combination of attending more committee meetings and the higher committee attendance fees per 2019.

In EUR thousand	Year	Base fees	Attendance fees	Travel fees	Total fees
William L. Connelly (as of May 19, 2017)	2019	95	54	20	169
	2018	79	34	6	119
	2017	33	24	3	60
Mark A. Ellman (as of May 19, 2017)	2019	56	39	20	115
	2018	53	29	21	103
	2017	33	22	15	70
Ben J. Noteboom	2019	58	39	6	103
	2018	55	25	6	86
	2017	57	42	3	102
Ben van der Veer	2019	58	54	6	118
	2018	58	37	6	101
	2017	58	45	3	106
Corien M. Wortmann - Kool	2019	63	54	6	123
	2018	63	37	3	103
	2017	58	40	3	101
Dona D. Young	2019	66	66	26	158
	2018	61	39	21	121
	2017	56	39	21	116
Robert W. Dineen (up to Oct 11, 2019)	2019	40	27	12	79
	2018	52	28	21	101
	2017	53	36	15	104
Dirk P.M. Verbeek (up to May 18, 2018)	2018	19	10	-	29
	2017	54	46	-	100
Robert J. Routs (up to May 18, 2018)	2018	36	12	-	48
	2017	95	36	3	134
Shemaya Levy (up to May 19, 2017)	2017	24	16	-	40

Total	2019	436	333	96	865
	2018	474	251	84	809
	2017	520	346	66	932

Total including 21% VAT	2019	527	403	116	1,046
	2018	574	304	102	979
	2017	630	419	80	1,128

The table below presents the total fees that have been paid in the last five calendar years on an annualized basis and the year-on-year annual change in total fees. Additionally the table shows the Aegon net income, a proxy of the financial and non-financial business performance, the inflation in the Netherlands and the average employee compensation over the same period.

Aegon Annual Report on Form 20-F 2019

61	Remuneration Report

In EUR thousand	Annualized	2015	2016		2017		2018		2019
William L. Connelly (as of May 19, 2017)	Fees	-	-		98		119		169
	Change	-	-		-		22%		42%
Mark A. Ellman (as of May 19, 2017)	Fees	-	-		114		103		115
	Change	-	-		-		(9%	)	12%
Ben J. Noteboom (as of May 20, 2015)	Fees	113	109		102		86		103
	Change	-	(3%	)	(7%	)	(15%	)	20%
Ben van der Veer	Fees	115	109		106		101		118
	Change	-	(5%	)	(3%	)	(5%	)	17%
Corien M. Wortmann - Kool	Fees	96	90		101		103		123
	Change	-	(6%	)	12%		2%		19%
Dona D. Young	Fees	121	113		116		121		158
	Change	-	(7%	)	2%		4%		31%
Robert W. Dineen (up to Oct 11, 2019)	Fees	121	115		104		101		101
	Change	-	(5%	)	(10%	)	(3%	)	1%
Dirk P.M. Verbeek (up to May 18, 2018)	Fees	112	111		100		76		-
	Change	-	(1%	)	(10%	)	(24%	)	-
Robert J. Routs (up to May 18, 2018)	Fees	143	140		134		125		-
	Change	-	(2%	)	(4%	)	(7%	)	-
Shemaya Levy (up to May 19, 2017)	Fees	101	95		105		-		-
	Change	-	(6%	)	11%		-		-
Irving W. Bailey (up to May 20, 2016)	Fees	135	139		-		-		-
	Change	-	3%		-		-		-
Leo M. van Wijk (up to May 20, 2015)	Fees	100	-		-		-		-
	Change	-	-		-		-		-
Aegon net income	In EUR million	(431)	438		2,469		711		1,239
Aegon business performance 1)	Target = 100%	94%	91%		121%		106%		79%
Inflation in the Netherlands	Consumer Price Index	0.6%	0.3%		1.4%		1.7%		2.6%
Average employee compensation 2)	Total compensation	95	97		102		104		115
	Annual change	-	2%		5%		2%		11%

[1]

The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

[2]

Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

All fees that have been paid to the Supervisory Board members were in accordance with the applicable Supervisory Board remuneration policy at the time, as they’ve been exclusively based on their membership of and function in the Supervisory Board, their memberships of and functions in the Supervisory Board’s committees, their attendance and travel. There were no deviations from the policy.

Each quarter Aegon paid the fees that the Supervisory Board members earned during that period. This means 25% of the annual base fee for Supervisory Board membership and any Supervisory Board committee membership, taking into account their function (i.e. Chairman, Vice-Chairman or regular members) and the fees for their actual attendance and travel during that quarter.

The shareholders approved the changes to the Supervisory Board Remuneration fees retroactively per January 1, 2019 at the Annual General Meeting of Shareholders on May 17, 2019. This was after the fees for the first quarter of 2019 were already paid, based on the old fees. Therefore some Supervisory Board members received a correction payment for the first quarter as part the second quarter payment.

Remuneration in fixed fees contributed to Aegon’s long term performance, as it did not depend on Aegon’s results and therefore protected the Supervisory Board member’s independence when supervising the manner in which the Executive Board members implement the long-term value creation strategy.

4. Proposed 2020 Supervisory Board Remuneration Policy

A. Policy

A.1 Remuneration Policy

This Supervisory Board Remuneration Policy (the “Policy”) outlines the terms and conditions for the remuneration of the members of the Supervisory Board of Aegon N.V. (the “SB members”), to be submitted for approval by the Shareholders of Aegon N.V. (the “Shareholders”) at the Annual General Meeting of Shareholders on May 15, 2020. This Policy replaces the Aegon N.V. Supervisory Board Remuneration Policy of 2019.

Aegon Annual Report on Form 20-F 2019

62	Remuneration Report

The Remuneration Committee of the Supervisory Board of Aegon N.V. (the “Remuneration Committee”) prepared the changes to this Policy, which were endorsed by the Supervisory Board on March 17, 2020. At the date of approval, the Policy complies with the applicable rules and regulations such as the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.

A.2 Policy Term

This Policy will take effect from January 1, 2020.

The Policy remains in place until a new or revised Policy has been adopted by the Shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the Shareholders to adopt a Policy at a Meeting of Shareholders (the “Shareholders’ Meeting”) at least every four years. The Policy will subsist if Shareholders reject a new or revised Policy at a Shareholders’ Meeting, even if this would be four years after the approval of this Policy. Subsequently, the Supervisory Board is required to submit a new proposal to the Shareholders to adopt a Policy at the next Shareholders’ Meeting (and if rejected again, the next Shareholders’ Meeting thereafter, etc.), while this Policy subsists.

A.3 Policy Changes

The Supervisory Board made the following changes to this Policy compared to the previous version, while leaving the fees unchanged:

◆	Increasing transparency for all Stakeholders by clarifying how the Policy contributes to Aegon’s strategy, long-term interests and sustainability and how it takes into account Aegon’s identity, purpose, values and stakeholder environment.
◆	Adding the option for the Supervisory Board to annually index the Supervisory Board fees (as defined in C.1 – C.5) based on economic developments in the Netherlands without requiring additional Shareholder approval.

These changes were made in order to comply with the new Dutch Act which implemented the European Shareholder Rights Directive and (optionally) allow reasonable annual adjustment of the fees without requesting Shareholder approval each year.

A.4 Policy Considerations

The Policy contributes to Aegon’s strategy, long-term interests and sustainability through the remuneration of the SB members in various ways:

◆	The Policy provides the Supervisory Board with the means to attract, motivate, and retain competent, diverse, and experienced SB members for the long-term. Having motivated, competent, and experienced SB members on board is essential for executing Aegon’s strategy, and safeguarding and promoting its long-term interests and sustainability.
◆	SB members receive fixed remuneration for their responsibilities which does not depend on the Aegon results in order to protect their independence when supervising the manner in which the Executive Board members implement the long-term value creation strategy. These responsibilities are part of the membership of the Supervisory Board and its Committees and optionally the position of (Vice) Chairman of the Supervisory Board and/or its Committees. The certainty of the fixed compensation also allows SB members in their supervisory role to focus on the long-term interest and sustainability of Aegon.
◆	The SB members receive fixed remuneration for their activities, such as attending Committee meetings and additional Supervisory Board meetings, in order to regularly discuss the Aegon strategy, the implementation of the strategy and the principal risks associated with it, while taking into account the broader long-term interests and sustainability of Aegon.
◆	SB members are only allowed to privately own Aegon N.V. Shares if this is a long-term investment, aligning their interests with Aegon’s long-term interests.

The Supervisory Board took Aegon’s identity, purpose, and values into account when developing the Policy and its changes:

◆	Aegon is an international financial services group based in the Netherlands, which provides life insurance, pensions and asset management (identity). The main operations are in the US, the Netherlands, and the UK, while there is also significant presence in Southern and Eastern Europe, Asia, and Latin America. The Policy provides the Supervisory Board with the means to attract, motivate, and retain SB members from various countries, predominantly based in the Netherlands and the US. As Aegon is based in the Netherlands, the Policy considers the European Insurance peers as well as Dutch General Industry peers to be the relevant external reference for the SB member’s Remuneration. The Policy is also influenced by the European and Dutch rules and regulations on (Executive) remuneration, which apply to Aegon as a result of its identity (i.e. for being an Insurance firm in Europe and for being a listed and financial company in the Netherlands).
◆	Aegon’s purpose is to help people achieve a lifetime of financial security. In order to fulfill this purpose, Aegon has a strategy to which this Policy actively contributes (see above).
◆	The four Future Fit values ‘Acting as one, Customer centricity, Agility, and Accountability’ aim to create a company that is fit for the future: one that meets customers’ expectations, is right for our digitally-connected, data-driven world, and can adapt quickly to changing market conditions. These values are not explicitly reflected in the Policy as a result of the fee-based remuneration structure. However, these values are strongly incorporated in the Supervisory Board Charter.

The Supervisory Board has not taken the internal compensation structures and levels into account as the fee-based compensation structure for SB members is significantly different from these internal compensation structures and levels.

Aegon Annual Report on Form 20-F 2019

63	Remuneration Report

The Supervisory Board developed draft Policy changes based on the requirements of the new Dutch Act which implemented the Shareholder Rights Directive. Subsequently, the Supervisory Board actively reached out to a number of stakeholders to consult or discuss the draft Policy and its changes in order to assess its public support. The Chairman of the Remuneration Committee, together with the Investor Relations and the Compensation & Benefits team, consulted Aegon’s main Shareholders, including Vereniging Aegon, proxy advisors, and Shareholder interest groups on the draft changes. The Chairman of the Remuneration Committee discussed the draft Policy with the European Works Council, while the Chairman of the Supervisory Board discussed it with the Central Works Council in the Netherlands. All feedback was shared with the Supervisory Board. They took note that not all Stakeholder feedback was aligned, but that there were no significant conflicts either. On a more ongoing basis, the Supervisory Board and the Executives regularly discuss remuneration related topics with the supervisory authorities, legislators, and politicians. Within Aegon, constant monitoring of (social) media takes place, including sensitive topics such as remuneration, and such feedback is shared with the Supervisory Board.

A.5 Policy Review and Revision

Each year, the Policy will be reviewed by the Remuneration Committee. The Remuneration Committee may suggest revisions to the Policy or a new policy to the Supervisory Board. When endorsed, the Supervisory Board will submit a proposal to the Shareholders to adopt the revised or new policy at the Shareholders’ Meeting.

A.6 Temporary Derogation from the Policy

As determined by the Dutch Civil Code, derogation from this Policy is only allowed under exceptional circumstances and for a limited time period under the following conditions:

◆	The derogation can be from any remuneration element and/or provision in this Policy, as long as it continues to stay:
◆	In line with the general spirit of this Policy as described in A.3;
◆	In line with the internal and external references as defined in this Policy (see C.1), and;
◆	Compliant with the applicable legislation and regulations.
◆	The Supervisory Board will adopt a derogation, which includes at least the following details:
◆	An explanation why the derogation is required in order to serve the long-term interest and sustainability of Aegon as a whole or to assure its viability;
◆	Which remuneration element or provision is derogated from and how it affects the Supervisory Board member’s compensation levels;
◆	An assessment which confirms that the Policy allows the proposed derogation and that it complies with the applicable rules and regulations;
◆	The period of derogation. This period is limited to the moment the Shareholders have adopted a revised or new policy at a Shareholders’ Meeting.
◆	The derogation and the abovementioned Supervisory Board approval details are disclosed in the next Remuneration Report.

In case a future change in rules and regulations conflicts with (a part of) this Policy, the Supervisory Board may deviate from this Policy to ensure compliance with the new rules and regulations. The Supervisory Board will disclose the deviation in the Remuneration Report and submit a proposal to the Shareholders to adopt a revised Policy at a Shareholders’ Meeting which complies with the new rules and regulations.

B. Appointment

The Shareholders appoint a Supervisory Board member in accordance with the Articles of Association of Aegon N.V. and the Dutch Corporate Governance Code.

C. Remuneration Structure

C.1 Supervisory Board remuneration

A Supervisory Board member is entitled to (i) base fees for their Supervisory Board membership (see C.2) and membership of a Committee(s) of the Supervisory Board (see C.3), (ii) an attendance fee for extra Supervisory Board meetings, be it attended in person or by video and/or telephone conference (see C.4) and (iii) an attendance fee for Committee meetings, be it attended in person or by video and/or telephone conference (see C.5).

The current fees were approved by the Shareholders at the 2019 Annual General Meeting of Shareholders and have not changed in this Policy.

The Supervisory Board regularly reviews the fees to ensure the structure remains competitive, taking into account external reference information such as economic developments (e.g. inflation) as well as a quantitative assessments of the competitiveness against a peer group of Insurance companies in Europe and a peer group of companies based in the Netherlands (see the Annex for the peer group selection).

The Supervisory Board is allowed to annually index the fees based on economic developments in the Netherlands without Shareholder approval.

For any other change to the fees or the fee structure, such as, but not limited to, a higher fee increase versus indexation, changing the scope for a fee, or introducing a new fee, the Supervisory Board has to submit a proposal to the Shareholders to amend this Policy at a Shareholders’ Meeting.

C.2 Supervisory Board membership fee

Base fee for Supervisory Board membership per year:

◆	Chairman: EUR 80,000;
◆	Vice-Chairman: EUR 50,000;
◆	Member: EUR 40,000.

Aegon Annual Report on Form 20-F 2019

64	Remuneration Report

C.3 Supervisory Board Committee membership fee

Base fee for Supervisory Board Committee membership per year:

◆	Chairman of the Audit or Risk Committee: EUR 13,000;
◆	Member of the Audit or Risk Committee: EUR 8,000;
◆	Chairman of other committees: EUR 10,000;
◆	Member of other committees: EUR 5,000.

C.4 Supervisory Board attendance fee

Attendance fees per extra Supervisory Board meeting: EUR 3,000.

Extra Supervisory Board meetings are meetings in addition to the minimum required regular Supervisory Board meetings as defined in the Aegon N.V. Supervisory Board Charter.

C.5 Supervisory Board Committee attendance fee

Attendance fees per Committee meeting: EUR 3,000.

A Supervisory Board member can also receive an attendance fee for additional work outside committee meetings, which require similar effort and representation such as, but not limited to, attending meetings with shareholders and other stakeholders.

D. Other Conditions

Additionally, a Supervisory Board member is entitled to travel fees (see the D.1) and cost reimbursement (see the D.2).

D.1 Travel fees

The SB member will receive a fee to cover the time to travel for attending Supervisory Board (Committee) meetings and related meetings and events.

Travel fees per travel:

Intercontinental: EUR 4,000

Continental or US interstate: EUR 2,000

D.2 Cost reimbursement

Aegon N.V. pays or reimburses all reasonable costs related to the attendance of Supervisory Board meetings, Supervisory Board Committee meeting, and related meetings and events in accordance with the Aegon N.V. Supervisory Board Charter. The local employee travel and reimbursement policies are used as reference.

E. Verification

All calculations made to determine compensation under this Policy are verified by the independent external auditor and the Supervisory Board’s Remuneration Committee.

Annex

The Supervisory Board assesses the competitiveness of the Supervisory Board’s remuneration structure and levels against the peer companies.

For this purpose, the Supervisory Board selected a primary set of peer group companies according to the following criteria:

◆	Industry: Insurance, with a preference for Life Insurance;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Geographic scope: Preferably companies which operate globally;
◆	Location: Headquarters based in Europe excluding UK.

UK peer companies are excluded as the non-executive directors typically have different responsibilities compared to their continental European counterparts.

Based on these criteria, the current peer group consists of the following 12 European Insurance companies: Ageas, Allianz, AXA, CNP Assurances, Assicurazioni Generali, Mapfre, Münchener RE, NN Group, Swiss Life, Swiss Re, Talanx, and Zurich Insurance Group. This peer group partially differs from the European peer group for the Executive Board, as a result of excluding the UK companies.

In addition, the Supervisory Board selects a secondary peer group according the following criteria, in order to monitor alignment with the General Industry in the Netherlands:

◆	Industry: General Industry and listed on the AEX;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Location: Headquarters based in the Netherlands.

Based on these criteria, the current secondary peer group consists of the following 12 AEX companies: Ahold Delhaize, ING Group, Randstad, Heineken, NN Group, Philips, ABN AMRO, Akzo Nobel, ASML, DSM, KPN, and Wolters Kluwer. The last update of this peer group was in 2019, when ING, NN Group, ABN AMRO, DSM, and Wolters Kluwer were added, replacing ArcelorMittal, RELX Group, Royal Dutch Shell, Unibail-Rodamco, and Unilever. This peer group is equal to the Dutch peer group for the Executive Board.

5. 2019 Executive Board Remuneration Report

The 2019 Executive Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.

This report contains a contains a summary of the Executive Board Remuneration Policy which applied to 2019, the Executive Board remuneration over the recent years, and the 2020 Executive Board performance indicators. The section on remuneration over the recent years is split into a) fixed compensation 2017-2019, b) conditional variable compensation 2019, c) provisional variable compensation 2019, d) variable compensation 2017-2019, e) pay-out of allocated variable compensation, f) pension

Aegon Annual Report on Form 20-F 2019

65	Remuneration Report

contributions 2017-2019, g) benefits 2017-2019, h) total compensation in recent years.

Executive Board Remuneration Policy in 2019

The Supervisory Board has the overall responsibility for Aegon’s Remuneration Policies, including the Executive Board Remuneration Policy. The Supervisory Board established the Remuneration Committee from among its members. The Executive Board Remuneration Policy that has been applied in 2019 was adopted at the General Meeting of Shareholders on May 12, 2011. This policy has been subject to annual reviews by the Supervisory Board.

The current Policy contributes to Aegon’s strategy, long-term interests and sustainability through the remuneration of the Executives in various ways:

◆	The Policy provides the Supervisory Board with the means to attract, motivate and retain competent and experienced Executives for the long-term. Having motivated, competent and experienced Executives on board is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
◆	Aegon’s strategy is about building life-time relationships with customers, to create financial security and well-being throughout their lives. To pursue this strategy our focus is on sustainable growth through expanding our customer base, increasing efficiency, capitalizing on the advantages of being a global group and investing more in growth businesses. To support Aegon’s strategy execution, the Policy makes unadjusted and risk-adjusted financial (growth) indicators as well as personal indicators related to the Aegon strategy mandatory for the Executive.
◆	Aegon believes it must create long-term value for its Stakeholders and the societies in which it operates. Because of the nature of our business, value created is often financial, but it may also be social, economic or environmental. The Policy directly aligns the Executive’s personal long-term interests with that of Aegon and its Shareholders by paying a significant part of the Executive’s Variable Compensation (50%) in Shares. These shares are paid partially upfront and partially deferred tranche-vesting over a 3-year period. After pay-out Shares are subject to an additional holding period of 3 years (even for the upfront Shares). This is combined with prohibiting the Executive in this Policy from using personal hedging strategies or insurance which could undermine this long-term alignment of interests.
◆	Aegon is committed to doing business responsibly and in a sustainable way. The Policy makes the risk-adjusted financial performance indicators mandatory for the Executive. Additionally, variable compensation of the Executive can be adjusted downwards (i.e. malus) or clawed-back in case certain performance has not been achieved in a sustainable way, such as (but not limited to): significant risk and compliance incidents, insufficient response to such incidents and/or insufficient evidence of embedding of good standards of practice, such as sound and responsible business practices and integrity of products and services delivered.

Aegon’s Executive Board remuneration is subject to various rules and regulations, which include the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework. The most prominent requirements thereof are:

◆	The total variable compensation amount which is allocated to an Executive Board member for a performance year cannot exceed 100% of the fixed compensation level.
◆	Variable compensation should be based on a mix of company and personal performance, with at least 50% weight on non-financial performance.
◆	A substantial portion of any variable compensation award should be paid in a non-cash instrument (e.g. Aegon N.V. shares) and should be deferred for at least 3 years. Additionally, award shares should be restricted for 5 years. With a 3-year vesting period, this requires an additional holding period of 2-years.
◆	Aegon can claw-back any variable compensation which has been paid (cash and shares) in specific circumstances such as a material financial restatement or individual gross misconduct.

These are also the main reasons why Aegon operates one Executive Board variable compensation plan per year, with a single variable compensation award which is subsequently split into cash and shares, rather than operating separate Short-Term Incentive (cash) and Long-Term Incentive (share) Plans.

The Remuneration Committee may recommend Policy changes to the Supervisory Board. In that case, the Remuneration Committee will conduct scenario analyses to determine the long-term effects on the level and structure of compensation granted to each Executive Board member and reports their findings to the Supervisory Board. The Supervisory Board can subsequently decide on referring the proposed Policy changes to the Annual General Meeting of Shareholders for adoption.

Total compensation

Total compensation for Executive Board members is defined in the Executive Board Remuneration Policy as a combination of fixed compensation, variable compensation, pension and other benefits.

In line with this policy, the Supervisory Board has determined a maximum total compensation level for each Executive Board member, reflecting the specific roles, responsibilities, qualifications, experience and expertise of the individual. Each year, the Remuneration Committee reviews these total compensation levels of the Executive Board members to ensure they remain competitive and provide incentives in line with the Company’s risk appetite. This review takes the specific role,

Aegon Annual Report on Form 20-F 2019

66	Remuneration Report

responsibilities, experience and expertise of the Executive into account as well as internal and external reference information.

◆	The internal references are the compensation structure and levels of Management Board members and the annual compensation changes of the general employee population and senior managers within Europe and the Netherlands specifically.
◆	The external references are compensation trends in the market, economic developments (e.g. inflation) as well as a quantitative assessments of the competitiveness against a peer group of European Insurance companies and a reference group of General Industry companies based in the Netherlands.

The European Insurance peer group has been selected by the following criteria:

◆	Industry: preferably Life Insurance;
◆	Size: companies with similar number of employees, assets, revenue and market capitalization;
◆	Geographic scope: preferably the majority of revenues generated outside of the country of origin; and
◆	Location: companies based in Europe.

Based on these criteria the current peer group consists of the following 16 European Insurance companies: Ageas, Allianz, Aviva, Axa, CNP Assurances, Assicurazioni Generali, Legal & General, Mapfre, Münchener RE, NN Group, Prudential, RSA Insurance Group, Swiss Life Holding, Swiss Re, Talanx and Zurich Insurance Group. This peer group is slightly different from the European peer group for the Supervisory Board, because the UK companies are excluded from the latter as the UK non-executive directors typically have different responsibilities compared to their continental European counterparts.

In addition, the following reference group of 12 companies is used in order to monitor alignment with the General Industry in the Netherlands: ABN AMRO, Ahold Delhaize, Akzo Nobel, ASML, DSM, Heineken, ING Group, KPN, NN Group, Philips, Randstad and Wolters Kluwer. This reference group is equal to the Dutch reference Group for the Supervisory Board.

The Remuneration Committee and the Supervisory Board regularly review the composition of both groups in order to ensure that they continue to provide a reliable and suitable basis for comparison. The Supervisory Board updated both the European Insurance peer group and the Dutch General Industry reference group compared to their 2015 selections. Ageas, RSA Insurance Group, Swiss Life Holding and Talanx were added to the European Insurance peer group, while Old Mutual and Standard Life Aberdeen were removed. The peer group size increased from 14 to 16 in order to create a more balanced selection around Aegon’s size data. In the Dutch General Industry reference group ABN AMRO, DSM, ING Group, NN Group and Wolters Kluwer replaced ArcelorMittal, RELX Group, Royal Dutch Shell, Unibail-Rodamco and Unilever.

The Remuneration Committee may recommend changes to the compensation levels of the Executive Board members, based on the results of this annual total compensation review and discussions with the Executive Board members regarding their remuneration level and structure. These recommendations are subsequently discussed by the Supervisory Board, which can approve, revise or reject them.

The Supervisory Board, based on the Remuneration Committee review, discussed and approved the 2019 total compensation for the Executive Board.

Fixed compensation

The fixed compensation for the Executive Board members is paid in monthly installments.

Variable compensation

Aegon believes that variable compensation strengthens the commitment of Executive Board members to the Company’s strategy, risk tolerance, long-term interests and sustainability. The variable compensation award is based on annual performance against a number of Aegon and personal performance indicators

◆	These performance indicators are a mix of financial and non-financial performance indicators with a one-year performance horizon.
◆	The result of a single performance indicator must exceed its predefined threshold level, before this indicator can contribute to the overall performance result. When an indicator result is below this threshold, the contribution of this indicator to the overall performance result is zero.
◆	In case the performance of an indicator exceeds the target, the contribution of this indicators is capped once it reaches a predefined maximum level. This means that strongly exceeding performance on one specific indicator can only contribute up to a certain level to the overall performance result (i.e. a contribution cap).
◆	These performance indicators are regularly evaluated by experts in the company’s Finance, Risk Management, Business Control, Human Resources and Compliance departments to ensure alignment with the company’s objectives, business strategy, risk tolerance and long-term performance remains strong.

At the start of the performance year, the Remuneration

Committee recommends a selection of performance indicators for each Executive Board member, including its weights, threshold, target and maximum levels. This recommendation is subsequently reviewed by the Company’s Risk Management team (i.e. the first ex-ante risk assessment) before it is sent to the Supervisory Board, to ensure that:

◆	The performance indicators and weights are in line with the Policy;
◆	The financial performance indicators are consistent with the risk tolerance statements;

Aegon Annual Report on Form 20-F 2019

67	Remuneration Report

◆	The non-financial performance indicators are consistent with risk tolerance levels, regulatory requirements, reasonable stakeholder expectations and are supporting sound and responsible business practices and integrity of the products and services delivered.

The Supervisory Board can approve, revise or reject

the recommended performance indicator selection, taking the results of the risk assessment into account.

Once the Supervisory Board has approved the performance indicators for each Executive Board member, the Executive Board members are also granted their conditionally variable compensation award for that performance year. This conditional award is equal to their at target variable compensation level, which consists of 50% cash and 50% Aegon shares. The grant price for the shares is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15 at the start of the performance year.

After the completion of the performance year, the Remuneration Committee prepares a recommendation for the allocation of a variable compensation award to each Executive Board member. This recommendation is based on the results on each of the selected performance indicators, its threshold, target and maximum levels and takes a second ex-ante risk assessment

by the Company’s Risk Management team into account. This risk assessment looks into whether there are reasons for a downward adjustment of the intended variable compensation award (malus)

which were not take into account yet, such as:

◆	Significant risk or compliance incident(s);
◆	Insufficient response to risk incident(s), compliance incident(s), regulatory fine(s) and/or insufficient execution of risk mitigating measures in response to these incidents;
◆	Breaches of laws and regulations;
◆	Insufficient evidence of embedding good standards of practice;
◆	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
◆	Reputation damage due to risk events.

In this assessment possible risk mitigating behaviors are also taken into account, such as remaining within risk limits, risk reduction, risk avoidance, risk transfer and risk response by the Executive.

The Remuneration Committee sends its recommendation and the second ex-ante risk assessment to the Supervisory Board, which - based on its informed judgement - can approve, revise or reject the recommendation. This Supervisory Board decision includes validating that, when taken together, the results of the performance indicators represent a fair reflection of the overall performance of the Executive Board member over the performance year.

The allocated variable compensation award is subsequently split into equal parts of cash and Aegon shares, of which 40% is paid out upfront (i.e. in the year following the performance year) and 60% is deferred. The deferred part is paid in three equal tranches over the subsequent three-year period. All shares, both upfront and deferred, are subject to an additional three-year holding period after they are paid1. The variable compensation payout can be illustrated by the following example and the graph below. For every 1,000 in variable compensation 400 is paid out in the year following that performance year (year N). This upfront part will be paid 50% in cash (=200) and 50% in a number of shares (=200 / Aegon share price at grant = number of allocated shares). The remaining 600 is deferred and paid-out during the subsequent three years (years N+1, N+2 and N+3).

[1]

With the exception of shares withheld to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the company holds a withholding obligation in connection with the pay-out of the shares.

Aegon Annual Report on Form 20-F 2019

68	Remuneration Report

All deferred cash and share portions remain conditional until they are paid. Before a deferred portion is paid, the Company’s Risk Management team executes an ex-post risk assessment which looks into whether there are reasons for a downward adjustment of the original variable compensation award (malus) which were not taken into account yet. The outstanding deferred portion can be used for correcting the originally award amount accordingly. This risk assessment takes the same criteria into consideration as the second ex-ante risk assessment (above). Based on this assessment, the Remuneration Committee subsequently prepares a pay-out recommendation of the deferred portion (i.e. unchanged or adjusted downward). The Remuneration Committee sends its recommendation and the ex-post risk assessment to the Supervisory Board. The Supervisory Board can approve, revise or reject the recommendation.

Claw-back provision

Aegon’s Supervisory Board can claw-back variable compensation that has already been paid to the Executive in case of a material financial restatement or individual gross misconduct, after considering a risk assessment by the Company’s Risk Management team which looks into whether in hindsight the paid amount should have been lower or nill. Examples of misconduct are, but not limited to, significant breach of laws and/or regulations, use of violence, either verbally or physically, involvement with fraud, corruption or bribery, significant issues due to evident dereliction of duty and/or discrimination of any kind (for example age or gender). For practical reasons the claw-back amount can be set-off or settled by any current or future obligations as permitted by law.

Pension arrangements

The Executive Board members are offered pension arrangements and retirement benefits in line with the Executive Board Remuneration Policy.

From January to May 2019, Mr. Wynaendts’ pension arrangement included retirement provisions that allowed benefits to be taken at the end of the term. From June 2019 onwards, Mr. Wynaendts received a gross allowance for pension purposes, which equaled 40% of the fixed compensation in 2019. In addition to this, Mr. Wynaendts continued to be entitled to an annual gross payment of 28% of his fixed compensation in 2019, which is part of a grandfathered pension arrangement.

Mr. Rider’s pension contributions equaled 40% of his fixed compensation in 2019 consisting of:

◆	Participation in Aegon’s career average defined benefit pension plan for NL-based employees, for his fixed income up to EUR 107.593 (2019 threshold set by Dutch law);
◆	Participation in Aegon’s defined contribution pension plan for NL-based employees, for his fixed income above EUR 107.593.
◆	A gross allowance for pension purposes of around 15%, in order to make the sum of all pension contributions equal to 40% of his fixed compensation in 2019.

Other benefits

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by Aegon.

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

Both Executive Board members have an Board Agreement with Aegon N.V., rather than an employment contract.

Members of the Executive Board may terminate their Board Agreement with a notice period of three months. The Company may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement.

The arrangements with the current Executive Board members contain provisions for severance payments in the event that their agreement is terminated as a result of a merger or takeover. These arrangements do not exceed one year’s fixed remuneration. The Supervisory Board has taken appropriate steps to ensure the arrangements of Executive Board members are in line with the Executive Board Remuneration Policy. However, Mr. Wynaendts will not be entitled to a termination payment when his Board Agreement is terminated by the Company on September 30, 2020.

Aegon Annual Report on Form 20-F 2019

69	Remuneration Report

Executive Board remuneration in recent years

A. Fixed compensation 2017-2019

Mr. Wynaendts’ annual fixed compensation level increased with 2.5% from EUR 1,294,867 to EUR 1,327,239 per June 2019, which resulted in a total fixed compensation pay-out of EUR 1,313,751 in 2019. Mr. Rider’s annual fixed compensation increased with 2.5% from EUR 918,000 to EUR 940,950 per

June 2019, which resulted in a total fixed compensation pay-out of EUR 931,388 in 2019. The 2017 fixed compensation for Mr. Rider has been for the period as Executive Board member (per May 19, 2017). His annualized 2017 fixed compensation was EUR 900,000. The IFRS expenses for these fixed compensation amounts are equal to the amounts in the table below.

In EUR thousand	2019	2018	2017
Alex Wynaendts	1,314	1,295	1,269
Matt Rider	931	918	560
Total fixed compensation	2,245	2,213	1,829

B. Conditional variable compensation 2019

In 2019, Mr. Wynaendts and Mr. Rider both had an at target variable compensation opportunity of 80% of their annualized fixed compensation level at year-end. The variable compensation award was based on the results on the Aegon and their personal performance indicators and related target levels, which had been approved by the Supervisory Board at the start of 2019. As a result they would receive the following if the performance indicator results reached the threshold (50%), target (80%) and maximum level (100%), taking into account the grant price of EUR 4.162 for the shares:

Variable compensation opportunity 2019		Threshold (50%)	Target (80%)	Maximum (100%)
Alex Wynaendts	Total (EUR thousand)	664	1,062	1,327
	in cash (EUR thousand)	332	531	664
	in shares	79,723	127,557	159,447
Matt Rider	Total (EUR thousand)	470	753	941
	in cash (EUR thousand)	235	376	470
	in shares	56,520	90,432	113,040

C. Provisional variable compensation 2019

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 15, 2020, Mr. Wynaendts has been awarded EUR 1,047,722 in conditional variable compensation for the 2019 performance year (78.9% of fixed compensation) and Mr. Rider EUR 742,786 (78.9% of fixed compensation). Each variable compensation award will be paid in the following cash and share parts, with the shares being subject to an additional holding period of three-years after pay-out.

Conditional variable compensation 2019		Pay-out in 2020	Pay-out in 2021	Pay-out in 2022	Pay-out in 2023
Alex Wynaendts	Cash (EUR thousand)	210	105	105	105
	Shares	50,345	25,174	25,174	25,174
Matt Rider	Cash (EUR thousand)	149	74	74	74
	Shares	35,693	17,847	17,847	17,847

The tables below show the results on each of the Aegon and personal indicators which determined the conditional variable compensation awards of Mr. Wynaendts and Mr. Rider, followed by the indicator definitions. The Aegon performance results were scored on a performance scale which was used to fund the 2019 bonus pools within Aegon: 50% for the threshold (minimum), 100% for target level and 150% for the maximum level. The 2019 Aegon performance result on this performance scale was 79%. Converted to the performance scale that applied to the variable compensation of Mr. Wynaendts and Mr. Rider (i.e. with 80% for the target level) the 2019 Aegon performance result was 67%. For the absolute results on each of the Aegon performance indicators, see the table with the business performance highlights in the first chapter of this Remuneration Report.

Aegon Annual Report on Form 20-F 2019

70	Remuneration Report

Aegon – Performance indicator results 2019

Alex Wynaendts – Performance indicator results 2019

Matt Rider – Performance indicator results 2019

Aegon Annual Report on Form 20-F 2019

71	Remuneration Report

Scope	Performance indicators	Definition
Aegon financial	Net deposits	Net deposits is the difference between gross deposits and withdrawals. If gross deposits exceed withdrawals, the result is a net inflow of customer money. If withdrawals exceed gross deposits, the result is a net outflow. Gross deposits is a sales metric and reflect amounts paid by policyholders (inflows) on insurance and investment contracts to which deposit accounting is applied.

	Normalized Capital Generation	The movement in our capital position (on a Solvency II basis) during a period in the normal course of business net of market impacts (e.g. changes to interest rates, credit spreads, equity returns) and one-time effects. Impacts from dividends and capital injections that do not generate capital but do affect Own Fund are excluded from capital generation.

	Solvency II ratio	The Solvency II ratio measures the solvency of an EU insurance company. The Solvency ratio is calculated by dividing eligible Own Funds by the Solvency Capital Requirement (SCR) – the amount of capital insurers must hold under the Solvency II regime.

	Market consistent value of new business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales.

	Return on equity	The return on equity (ROE) measures the rate of return that the owners of common stock of a company receive on their shareholdings. Return on equity signifies how good the company is in generating returns on the investment it received from its shareholders. Aegon’s ROE is calculated by dividing underlying earnings after tax and after cost of leverage by average shareholders’ equity based on IFRS as adopted by the EU excluding revaluation reserve.

	Underlying earnings before taxes	Underlying earnings before tax reflect our profit from underlying business operations and exclude components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

	New life sales	New Life Sales reflect the premiums for new life insurance policies sold during the year. Aegon’s new life sales is calculated as a total of recurring premiums and 1/10 of single premiums.
Aegon non-financial	Relational NPS	The Net Promoter Score (NPS) is a customer loyalty metric based on the percentage of customers that would likely recommend our products and services to friends and family (scores 9 and 10) minus the percentage that would not be likely to do so (scores 0 to 6). The Relational NPS measures the whole scope of the client relationship: 1) the contact experience, 2) the products/prices and 3) our brands.

	Digitally connected customers	The total number of customers who have registered, created an online account with Aegon and have logged in to this account at least once.
Alex Wynaendts	Control environment	Measures the effectiveness of Aegon’s Control Environment in relation to IT CF implementation, Control Excellence and Solvency II/Solvency Capital reporting controls deficiency rectification.

	Succession planning	Contains personal goals to further improve succession planning for the Management Board and other critical positions.

	Strategy execution capability	Contains personal goals to further grow and accelerate the capability to execute the strategy (staffing, skills and competencies).

	Strategy execution	Consists of five personal milestones which were key for the strategy execution in 2019.

	Cultural transformation	Measures the personal contribution to embedding the Future Fit values in the organization (‘Acting as one, Customer centricity, Agility and Accountability’).
Matt Rider	Control environment	Measures the effectiveness of Aegon’s Control Environment in relation to IT CF implementation, Control Excellence and Solvency II/Solvency Capital reporting controls deficiency rectification.

	Financial strategy execution	Consists of five personal milestones which were key for the strategy execution within the Finance function in 2019.

	Financial transformation	Measures the progress of four transformation processes within the Finance function.

	Succession planning	Contains personal goals to further improve succession planning for senior management positions within the Finance function.

	Cultural transformation	Measures the personal contribution to embedding the Future Fit values in the Finance function (‘Acting as one, Customer centricity, Agility and Accountability’).

D. Variable compensation 2017-2019

The amounts in the first table represent the total conditional variable compensation awards allocated in relation to the performance year concerned. No circumstances have been identified to lower payout of the deferred payment from prior performance years in 2019 (the so called ‘ex-post assessment’) or to lower the payout of the upfront payment of the 2018 performance year variable compensation in 2019 (the so called ‘ex-ante assessment’). The 2017 variable compensation for Mr. Rider has been for the period as Executive Board member (per May 19, 2017). His annualized 2017 variable compensation was EUR 802,008. The second table contains the expenses for the conditional variable compensation awards, as recognized under the IFRS accounting treatment in the income statement.

Aegon Annual Report on Form 20-F 2019

72	Remuneration Report

In EUR thousand	2019	2018	2017
Alex Wynaendts	1,048	1,062	1,147
Matt Rider	743	760	499
Total conditional variable compensation	1,791	1,822	1,646

In EUR thousand	2019	2018	2017
Alex Wynaendts	976	962	1,092
Matt Rider	627	545	293
Total conditional variable compensation IFRS expenses	1,604	1,507	1,385

E. Pay-out of allocated variable compensation

The following tables show for each current and former Executive Board member how much variable compensation has been paid in shares and cash respectively in 2017, 2018 and 2019 and how much conditional variable compensation is scheduled to be paid-out in the coming years. The vesting price of the share were: EUR 4.423 on May 19, 2017, EUR 5.848 on May 18, 2018 and EUR 4.287 on May 17, 2019. After vesting all shares are subject to an additional three-year holding period.

	Years of vesting
Shares by plan year	Grant Price 2)	Allocated	2017	2018	2019	2020	2021	2022	2023
Alex Wynaendts 2013	EUR 4.919	20,981	20,981	-	-	-	-	-	-
2014	EUR 6.739	23,716	13,552	10,164 1)	-	-	-	-	-
2015	EUR 6.106	45,330	15,110	15,110	15,110	-	-	-	-
2016	EUR 5.128	101,805	40,722	20,361	20,361	20,361	-	-	-
2017	EUR 5.246	109,330	-	43,732	21,866	21,866	21,866	-	-
2018	EUR 5.405	98,282	-	-	39,314	19,656	19,656	19,656	-
2019	EUR 4.162	125,867	-	-	-	50,345	25,174	25,174	25,174
Total number of shares		525,311	90,365	89,367	96,651	112,228	66,696	44,830	25,174
Matt Rider 2017	EUR 5.246	47,539	-	19,015	9,508	9,508	9,508	-	-
2018	EUR 5.405	70,272	-	-	28,110	14,054	14,054	14,054	-
2019	EUR 4.162	89,234	-	-	-	35,693	17,847	17,847	17,847
Total number of shares		207,045	-	19,015	37,618	59,255	41,409	31,901	17,847
Darryl Button 2013	EUR 4.919	9,572	9,572	-	-	-	-	-	-
2014	EUR 6.739	17,304	8,652	8,652	-	-	-	-	-
2015	EUR 6.106	35,433	11,811	11,811	11,811	-	-	-	-
2016	EUR 5.128	74,038	29,614	14,808	14,808	14,808	-	-	-
Total number of shares		136,347	59,649	35,271	26,619	14,808	-	-	-
Jan Nooitgedagt 2013	EUR 4.919	8,826	8,826	-	-	-	-	-	-
Total number of shares		8,826	8,826	-	-	-	-	-	-
[1]

In line with the Aegon Group Global Remuneration Framework, it was agreed to adjust Mr Wynaendt’s 2014 variable compensation award downwards by 3,388 shares and EUR 22,832 to reflect the outcome of a regulatory matter relating to the company.

[2]

This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2019 plan year, this is the VWAP for the period December 15, 2018 to January 15, 2019.

Aegon Annual Report on Form 20-F 2019

73	Remuneration Report

	Years of vesting
Cash by plan year (in EUR)	Allocated	2017	2018	2019	2020	2021	2022	2023
Alex Wynaendts 2013	103,163	103,163	-	-	-	-	-	-
2014	159,826	91,329	68,497 1)	-	-	-	-	-
2015	276,783	92,261	92,261	92,261	-	-	-	-
2016	522,060	208,824	104,412	104,412	104,412	-	-	-
2017	573,550	-	229,420	114,710	114,710	114,710	-	-
2018	531,219	-	-	212,490	106,243	106,243	106,243	-
2019	523,864	-	-	-	209,548	104,772	104,772	104,772
Total cash	2,690,465	495,577	494,590	523,873	534,913	325,725	211,015	104,772
Matt Rider 2017	249,390	-	99,756	49,878	49,878	49,878	-	-
2018	379,823	-	-	151,931	75,964	75,964	75,964	-
2019	371,394	-	-	-	148,560	74,278	74,278	74,278
Total cash	1,000,607	-	99,756	201,809	274,402	200,120	150,242	74,278
Darryl Button 2013	46,767	46,767	-	-	-	-	-	-
2014	120,048	60,024	60,024	-	-	-	-	-
2015	235,293	78,431	78,431	78,431	-	-	-	-
2016	373,369	149,347	74,674	74,674	74,674	-	-	-
Total cash	775,477	334,569	213,129	153,105	74,674	-	-	-
Jan Nooitgedagt 2013	43,396	43,396	-	-	-	-	-	-
Total cash	43,396	43,396	-	-	-	-	-	-

F. Pension contributions 2017-2019

The allocated amounts in the first table represent the total pension contributions made in relation to the performance year concerned. The second table contains the expenses for pension, as recognized under the IFRS accounting treatment in the income statement.

The 2017-2019 pension contributions for Mr. Wynaendts, under his defined benefit arrangement, include a back service liability which reflects the increase of his fixed compensation in 2016 and 2018, as well as the current low interest rates1. This defined benefit arrangement ran up to May 2019, when the final settlement was made.

From June 2019 onwards, Mr. Wynaendts became eligible for the same pension arrangement as Mr. Rider. In this arrangement both receive pension contributions which are equal to 40% of their fixed compensation level. Mr. Wynaendts continued to be entitled to a gross payment of 28% of his fixed compensation level as part of a grandfathered pension arrangement. The 2017 pension contributions for Mr. Rider have been for the period as Executive Board member (per May 19, 2017). His annualized 2017 pension contribution was EUR 360,118.

In EUR thousand	2019	2018	2017
Alex Wynaendts	1,302	2,463	2,102
Matt Rider	373	367	224
Total pension contributions	1,675	2,830	2,326

In EUR thousand	2019	2018	2017
Alex Wynaendts	1,243	1,952	1,733
Matt Rider	387	379	175
Total pension IFRS expenses	1,630	2,331	1,908

[1]

The increase Mr. Wynaendts’ fixed compensation in 2016 and 2018 resulted in a back service liability of EUR 1,361 thousand and EUR 340 thousand respectively. The 2016 back service liability was expensed over the 2016-2019 period.

Aegon Annual Report on Form 20-F 2019

74	Remuneration Report

G. Benefits 2017-2019

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the Company. The 2017 benefits for Mr. Rider have been for the period as Executive Board member (per May 19, 2017). His annualized 2017 benefits were EUR 95,400.

The IFRS expenses for these benefits are equal to the amounts in the table below.

In EUR thousand	2019	2018	2017
Alex Wynaendts	252	195	165
Matt Rider	77	46	59
Total benefits	329	240	224

H. Total Compensation in recent years

The Total Compensation for Mr. Wynaendts related to 2019 was EUR 3.9 million (2018: EUR 5.0 million 2017: EUR 4.6 million) and for Mr. Rider EUR 2.1 million (2018: EUR 2.1 million; 2017: EUR 1.3 million). The total remuneration for the members of the Executive Board over 2019 was EUR 6.0 million (2018: EUR 7.1 million; 2017: EUR 6.0 million).

The total expenses recognized under IFRS accounting treatment in the income statement for Mr. Wynaendts related to 2019 were EUR 3.8 million (2018: EUR 4.4 million; 2017: EUR 4.3 million) and for Mr. Rider EUR 2.0 million (2018: EUR 1.9 million; 2017: 1.1 million). Total IFRS expenses for the members of the Executive Board over 2019 were EUR 5.8 million (2018: EUR 6.3 million; 2017: EUR 5.3 million).

All remuneration that has been paid and allocated to the Executive Board members was in accordance with the applicable Executive Board remuneration policy. There were no deviations from the policy.

In line with the European guidelines on the standardized presentation of the remuneration report, you find the remuneration which was awarded and due to the Executives in 2019 and 2018 in the table below. The Variable Compensation amounts differ from the amounts disclosed in the tables above, as it includes the pay-out of variable compensation in cash and shares in the 2019 and 2018 calendar years. These have been awarded for previous performance years. Also the shares are included at the value when they were paid (i.e. vested), which might differ from the initial grant price. Please note that therefore the parts of Mr. Rider’s 2017 variable compensation award, which have been paid in 2018 as ‘upfront’ and in 2019 as ‘deferred’, are pro-rated for the period as Executive Board member (per May 19, 2017). The Fixed Compensation and Pension amounts are equal to the amounts which are included in the tables above.

	Fixed		Variable		One-off 3)	Pension	Total	Ratio Fixed/ Variable 4)
	Salary	Benefits	Upfront 1)	Deferred 2)
Alex Wynaendts
2019	1,314	252	381	557	-	1,302	3,806	75% / 25%
2018	1,295	195	485	532	-	2,463	4,969	80% / 20%
Matt Rider
2019	931	77	272	91	-	373	1,744	79% / 21%
2018	918	46	211	-	-	367	1,542	86% / 14%
[1]

The upfront cash and share payments of the variable compensation of the previous year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2018 variable compensation award which were paid in 2019.

[2]

The deferred cash and share payments of the variable compensation of the years before the previous year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2015-2017 variable compensation awards which were paid in 2019.

[3]	There were no extraordinary (non-recurring) payments or other benefits in 2019 and 2018.
[4]	Fixed is the sum of Salary, Benefits and Pension divided by the Total. Variable is the sum of Upfront, Deferred and One-off divided by the Total.

The table below presents the total compensation that has been paid in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. Please note that therefore Mr. Rider’s 2017 total compensation level has been annualized, as well as the parts of his 2017 variable compensation award, which have been paid in the calendar years 2018 and 2019 (increasing the total 2018 and 2019 awarded and due level compared to the table above). Additionally the table show the Aegon net income, a proxy of the financial and non-financial business performance, the vesting price of the Aegon shares, the inflation in the Netherlands and the average employee compensation over the same period.

Aegon Annual Report on Form 20-F 2019

75	Remuneration Report

In EUR thousand	Annualized	2015	2016	2017		2018	2019
Alex Wynaendts	Awarded and due	3,702	4,455	4,431		4,969	3,806
	Change	-	20%	(1%	)	12%	(23%	)
Matt Rider (as of May 19, 2017)	Awarded and due	-	-	1,357		1,670	1,799
	Change	-	-	-		23%	8%
Darryl Button (up to Dec 1, 2016)	Awarded and due	2,047	2,370	-		-	-
	Change		16%	-		-	-
Aegon net income	In EUR million	(431)	438	2,469		711	1,239
Aegon business performance 1)	Target = 100%	94%	91%	121%		106%	79%
Vesting price Aegon shares	In EUR	7.243	4.502	4.423		5.848	4.287
Inflation in the Netherlands	Consumer Price Index	0.6%	0.3%	1.4%		1.7%	2.6%
Average employee compensation 2)	Total compensation	95	97	102		104	115
	Annual change	-	2%	5%		2%	11%
[1]

The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

[2]

Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

2020 Executive Board performance indicators

Looking ahead to the 2020 performance years, the 2020 performance indicators for Mr. Wynaendts and Mr. Rider are presented in the tables below, including the definitions and target levels of each of the performance indicators.

Alex Wynaendts	Weight	Performance indicators	Performance period
Aegon financial	10%	Normalized Capital Generation	2 years (2019-2020) 1)
	10%	Relative TSR	1 year 2)
	10%	Fees and Premium Based Revenues	1 year
	10%	Normalized Consistent Value of New Business	1 year
	10%	Return on Equity	1 year
Aegon Non-financial	10%	Relational NPS	1 year
	20%	Strategy Execution	1 year
Personal	10%	Sustainable Organization	1 year
	10%	Handover to successor	1 year
Total	100%

Matt Rider	Weight	Performance indicators	Performance period
Aegon financial	10%	Normalized Capital Generation	2 years (2019-2020) 1)
	10%	Relative TSR	1 year 2)
	10%	Fees and Premium Based Revenues	1 year
	10%	Normalized Consistent Value of New Business	1 year
	10%	Return on Equity	1 year
Aegon Non-financial	10%	Relational NPS	1 year
	10%	Strategy Execution	1 year
Personal	10%	Sustainable Organization	1 year
	10%	Financial Strategy Execution	1 year
	10%	Finance Transformation	1 year
Total	100%
[1]

Will become a 3-year performance period from 2021 onwards. This is phased in with a 2-year performance period (2019-2020) for the 2020 plan year. The 2019-2020 target is equal to the first two years of the 3-year target for the 2019-2021 period which was disclosed last year.

[2]

Will become a 3-year performance period from 2022 onwards. It is phased in with a 1-year performance period (2020) for the 2020 plan year and a 2-year performance period (2020-2021) for the 2021 plan year.

Aegon Annual Report on Form 20-F 2019

76	Remuneration Report

Scope	Performance indicators	Definition
Aegon financial	Normalized capital generation	The movement in our capital position (on a Solvency II basis) during a period in the normal course of business net of market impacts (e.g. changes to interest rates, credit spreads, equity returns) and one-time effects. Impacts from dividends and capital injections that do not generate capital but do affect Own Funds are excluded from capital generation. The 2-year target is the 2019- 2020 target from the 2019-2021 target which was disclosed last year.

	Relative TSR	Aegon position relative to 7 US and 7 non-US peers when looking at Total Shareholder Return for a 1-year performance period. These peers are selected for being the most similar to Aegon based on their index listing, industry classification, 5 year monthly Beta, Market Capitalization and Total Revenue 1). The target is to be in the top 5 out of the 15 companies.

	Fees and Premium Based Revenues	Fees and Premium Based Revenues represent the income from Aegon’s fee businesses as well as the fees charged and the actual premium collected less the benefit premium, expense loadings and profit margins included in premiums for its life insurance and pensions business. The target is part of the approved 2020 budget.

	Market Consistent Value of New Business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The target is part of the approved 2020 budget.

	Return on equity	The return on equity (ROE) measures the rate of return that the owners of common stock of a company receive on their shareholdings. Return on equity signifies how good the company is in generating returns on the investment it received from its shareholders. Aegon’s ROE is calculated by dividing underlying earnings after tax and after cost of leverage by average shareholders’ equity based on IFRS as adopted by the EU excluding revaluation reserve. The target is part of the approved 2020 budget.
Aegon non-financial	Relational NPS	The Net Promoter Score (NPS) is a customer loyalty metric based on the percentage of customers that would likely recommend our products and services to friends and family (scores 9 and 10) minus the percentage that would not be likely to do so (scores 0 to 6). The Relational NPS measures the whole scope of the client relationship: 1) the contact experience, 2) the products/prices and 3) our brands. The target is the 2019 result +3.

	Strategy execution	Measures the execution of the three projects which are key for a successful execution of Aegon’s strategy. The targets are derived from the approved 2020 project plans.
Alex Wynaendts	Sustainable Organization	Measures a combination of ESG related goals through personal goals on Employee Engagement and Inclusion & Diversity.

	Handover to successor	Contains two personal milestones for a successful handover to the new CEO.

Matt Rider	Sustainable Organization	Measures a combination of ESG related goals through personal goals on Employee Engagement, governance during CEO transition and Control Environment.

	Financial Strategy Execution	Consists of five personal milestones which are key for the strategy execution within the Finance function in 2020.

	Finance Transformation	Measures the progress of three transformation processes within the Finance function.

[1]

The US peers are Axa Equitable Holdings, Principal Financial Group, Unum Group, Lincoln National Corp, Prudential Financial, Brighthouse Financial and MetLife. The non-US peers are Athene Holding, NN Group, Swiss Life Holding, Assicurazioni Generali, Baloise Holding, Prudential and ASR Nederland.

6. Proposed 2020 Executive Board Remuneration Policy

A. Policy

A.1 Remuneration Policy

This Executive Board Remuneration Policy (the “Policy”) outlines the terms and conditions for the board agreement with and remuneration of the members of the Executive Board of Aegon N.V. (the “Executives”), to be submitted for approval by the shareholders of Aegon N.V. (the “Shareholders”) at the Annual General Meeting of Shareholders on May 15, 2020. This Policy replaces the Aegon N.V. Executive Board Remuneration Policy of 2011.

Remuneration of all employees of Aegon N.V. and its direct and indirect subsidiaries (“Aegon”) and the Executives is governed by the Aegon Group Global Remuneration Framework (the “Remuneration Framework”). This Policy is aligned with the current version of this Remuneration Framework, which was adopted by the Supervisory Board of Aegon N.V. (the “Supervisory Board”) on December 18, 2019.

The Remuneration Committee of the Supervisory Board of Aegon N.V. (the “Remuneration Committee”) prepared the changes to this Policy, which were endorsed by the Supervisory Board on March 17, 2020. At the date of approval, the Policy complies with the applicable rules and regulations such as the Dutch

Aegon Annual Report on Form 20-F 2019

77	Remuneration Report

Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.

A.2 Policy Term

This Policy will take effect retroactively from January 1, 2020.

The Policy remains in place until a new or revised Policy has been adopted by the Shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the Shareholders to adopt a Policy at an Annual Meeting of Shareholders (the “Shareholders’ Meeting”) at least every four years. The Policy will subsist if Shareholders reject a new or revised Policy at a Shareholders’ Meeting, even if this would be four years after the approval of this Policy. Subsequently the Supervisory Board is required to submit a new proposal to the Shareholders to adopt a Policy at the next Shareholders’ Meeting (and if rejected again, the next Shareholders’ Meeting thereafter, etc.), while this Policy subsists.

A.3 Policy Changes

The Supervisory Board made several material changes to this Policy compared to the previous version in order to comply with the new Dutch Act which implements the Shareholder Rights Directive and to incorporate Shareholder feedback on the previous Executive Board Remuneration Policy of 2011.

The main changes in the Policy are:

◆	Increased transparency by clarifying how the Policy contributes to Aegon’s strategy, long-term interests and sustainability and how it take into account Aegon’s identity, purpose, values and Stakeholder environment.
◆	Increased transparency with additional disclosure on the remuneration elements which can be offered to the Executive.
◆	The Variable Compensation award will be based on performance indicators from pre-defined performance indicator categories as described in this Policy (see also D.1). The defined performance indicator categories are mandatory to ensure that Stakeholder interests are represented.
◆	At least 20% of the performance indicators will be measured over a retrospective 3-year performance period. Since 2011 indicators were measured on a 1-year performance period only, in response to regulatory changes at that time. By re-introducing 3-year performance indicators, the Executive’s compensation can be further aligned with Aegon’s long-term commitments to its Shareholders and other Stakeholders.
◆	The portion of the Variable Compensation award that will be paid in Aegon N.V. shares (“Shares”) is increased from 50% to 66 2/3%, while the Cash portion is decreased from 50% to 33 1/3%. This changes adds further alignment between the Executive, the long-term interests of Aegon and its Shareholders.

◆	The vesting schedule of the Variable Compensation award is changed into one upfront Cash part of 33 1/3% and one deferred Share part of 66 2/3%. The Shares cliff-vest after 3 years and are subject to an additional holding period of 2 years. Previously the vesting schedule paid the Variable Compensation award for 40% upfront and for 60% deferred in three tranches over a 3-year period, with each upfront and deferred part split into 50:50 in Cash and Shares. All Shares were subject to an additional holding period of 3 years. This change raises the restriction period of the Shares from an average 4.2 years to 5 years, adding to the alignment of the Executive with the long-term interests of Aegon and its Shareholders. This change also simplifies the remuneration structure of the Executive and increased its transparency.

A.4 Policy Considerations

The Policy contributes to Aegon’s strategy, long-term interests and sustainability through the remuneration of the Executives in various ways:

◆	The Policy provides the Supervisory Board with the means to attract, motivate and retain competent and experienced Executives for the long-term. Having motivated, competent and experienced Executives on board is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
◆	Our strategy is about building life-time relationships with customers, to create financial security and well-being throughout their lives. To pursue this strategy our focus is on sustainable growth through expanding our customer base, increasing efficiency, capitalizing on the advantages of being a global group and investing more in growth businesses. The leading performance indicator categories for successful execution of this strategy are Capital, Growth and Strategy (see also D.1). To support Aegon’s strategy execution, the Policy makes these performance indicator categories mandatory for the Executive.
◆	Aegon believes it must create long-term value for its Stakeholders and the societies in which it operates. Because of the nature of our business, value created is often financial, but it may also be social, economic or environmental. The Policy directly aligns the Executive’s personal long-term interests with that of Aegon and its Shareholders by paying a significant part of the Executive’s Variable Compensation (66 2/3%) in Shares which must be held for 5 years after completion of the performance period (see also C.3.4). The pay-out in these restricted Shares is combined with prohibiting the Executive in this Policy from using personal hedging strategies or insurance which could undermine this long-term alignment of interests (see also E.2). Additionally, the Executive is aligned with the long-term interest of Aegon, its Shareholders and other Stakeholders through the use of mandatory performance indicator categories of Earnings, Shareholders and Other Stakeholders (see D.1 for more details).

Aegon Annual Report on Form 20-F 2019

78	Remuneration Report

◆	Aegon is committed to doing business responsibly and in a sustainable way. Variable Compensation of the Executive can be adjusted downwards (i.e. malus) or clawed-back in case certain performance has not been achieved in a sustainable way, such as but not limited to: significant risk and compliance incidents, insufficient response to such incidents and/or insufficient evidence of embedding of good standards of practice, such as sound and responsible business practices and integrity of products and services delivered. Additionally, the Policy makes the performance indicator category Environmental, Social and Governance (“ESG”) mandatory for the Executive to support this approach of doing business (see D.1 for more details).

The Supervisory Board took Aegon’s identity, purpose and values into account when developing the Policy and its changes:

◆	Aegon is an international financial services group based in the Netherlands which provides life insurance, pensions and asset management (identity). The main operations are in the US, the Netherlands and the UK, while there is also significant presence in Southern and Eastern Europe, Asia and Latin America. The Policy provides the Supervisory Board with the means to attract, motivate and retain Executives who are competent and experienced to run Aegon in this specific context. As the Executives are based in the Netherlands, the Policy considers the European Insurance peers as well as Dutch General Industry peers to be the relevant external reference for Executive Remuneration. The Policy is also strongly influenced by the European and Dutch rules and regulations on (Executive) remuneration which apply to Aegon.
◆	Aegon’s purpose is to help people achieve a lifetime of financial security. In order to fulfill this purpose, Aegon has a strategy to which this Policy actively contributes (see above).
◆	The four Future Fit values ‘Acting as one, Customer centricity, Agility and Accountability’ aim to create a company that is fit for the future: one that meets customers’ expectations, is right for our digitally-connected, data-driven world and can adapt quickly to changing market conditions. These values have most prominently been reflected in the Policy as follows:
◆	Acting as one: At least 50% of the Executive’s variable compensation is determined by Aegon’s Group performance, in addition to the Executive’s personal performance, stressing the importance of working together.
◆	Customer centricity: The performance indicator categories Growth and Other Stakeholders are mandatory for the Executive in order to focus on (sustainable) sales to customers and Aegon’s relationship with its customers respectively.
◆	Agility: Aegon is active in a highly dynamic environment which requires it to respond quickly to changing conditions. Using performance indicator categories rather than specific performance indicators, provide the Executive and Supervisory Board the flexibility to agree to those performance indicators which are most relevant for the execution of the strategy at that moment.

◆	Accountability: The Policy establishes a clear link between pay and performance by offering the Executive a Variable Compensation opportunity which is based on the results of pre-defined performance indicators, target levels and calculation rules. This is combined with allowing the Supervisory Board to adjust the Variable Compensation award before pay-out (malus) or claw back (part of) the paid award, if there are reasons discovered that would in hindsight justify a lower (or no) Variable Compensation award.

The Supervisory Board took the internal compensation structures and levels into account when selecting the remuneration elements and their levels for this Policy. Aegon has employees worldwide, so the compensation structures and levels vary from country to country and strongly depend on the local market practices. Whilst the majority of the Aegon employees are located outside of Europe, predominantly in the US, the remuneration levels of the Executives are aligned with the internal compensation structures and levels of employees in Europe (the Netherlands specifically) and external European and Dutch market references (see C.1 for more details). The Fixed Compensation level of the Executive is following the internal compensation trend line, taking into account the additional responsibilities of the Executive compared to the Aegon Management Board members and other Senior Managers.

The Executive participates in collective compensation and benefit plans. The target and maximum Variable Compensation levels as well as the Pension Contribution level for the Executive are equal to that of some of the Management Board members in the Netherlands. The Executive is also subject to several collective Aegon employee plan rules, such as the Aegon Group Material Risk Taker Variable Compensation Plan and the Individual Defined Contribution pension plans for Aegon employees in the Netherlands

The Supervisory Board developed draft Policy changes based on the requirements of the new Dutch Act which implemented the Shareholder Rights Directive and shareholder feedback on the previous version. Subsequently the Supervisory Board actively consulted with a number of stakeholders to discuss the draft Policy and its changes in order to assess its public support. The Chairman of the Remuneration Committee, supported by the Investor Relations and the Compensation & Benefits team, consulted Aegon’s main Shareholders including Vereniging Aegon, proxy advisory bodies and Shareholder interest groups on the draft changes. The Chairman of the Remuneration Committee discussed the draft Policy with the European Works Council, while the Chairman of the Supervisory Board discussed it with the Central Works Council in the Netherlands. All feedback was shared with the Supervisory Board. They took note that while not all Stakeholder feedback was aligned, there were no significant conflicts either. The Supervisory Board revised and fine-tuned several parts of the draft Policy for its final version, such as the definitions of the performance indicator categories.

Aegon Annual Report on Form 20-F 2019

79	Remuneration Report

On an ongoing basis, the Supervisory Board and the Executives regularly discuss remuneration related topics with the supervisory authorities, legislators and politicians. Within Aegon constant monitoring of (social) media takes place, including sensitive topics such as remuneration, and such feedback is shared with the Supervisory Board.

The Policy links the development of Share price in two ways to the Executive’s remuneration. The Executive’s Variable Compensation is partially based on a performance indicator related to Shareholders interests, for example relative Total Shareholder Return which looks at the change Share price (and dividend payments) compared to peer companies (see also D.1). Subsequently, two-thirds of the Variable Compensation award is paid in Shares. These Shares are restricted for a period of 5 years (a 3-year vesting period plus an additional 2-year holding period), which exposes the Executive to Share price movements during this period.

The Remuneration Committee conducted a scenario analysis in relation to these Policy changes to determine the long-term effect on the remuneration structure and level of each Executive and reviewed the historical share price development. The Committee concluded that the impact of the Policy changes were reasonable and reported these findings to the Supervisory Board, who took note of these conclusions when they endorsed the Policy on March 17, 2020.

A.5 Policy Review and Revision

Each year, the Policy will be reviewed by the Remuneration Committee. The Remuneration Committee may suggest revisions to the Policy or a new policy to the Supervisory Board. When endorsed, the Supervisory Board will submit a proposal to the Shareholders to adopt the revised or new policy at a Shareholders’ Meeting.

A.6 Temporary Derogation from the Policy

As determined by the Dutch Civil Code, derogation from this Policy is only allowed under exceptional circumstances and for a limited time period under the following conditions:

◆	The derogation can be from any remuneration element and/ or provision in this Policy, as long as it continues to stay:
◆	In line with the general spirit of this Policy as described in A.4;
◆	In line with the internal and external references as defined in this Policy (see C.1), and;
◆	Compliant with the applicable legislation and regulations.
◆	The Supervisory Board will adopt a derogation which includes at least the following details:
◆	An explanation why the derogation is required in order to serve the long-term interest and sustainability of Aegon as a whole or to assure its viability;
◆	Which remuneration element or provision is derogated from and how it affects the Executive’s compensation levels;

◆	An assessment which confirms that the Policy allows the proposed derogation and that it complies with the applicable rules and regulations;
◆	The period of derogation. This period is limited to the moment the Shareholders have adopted a revised or new policy at a Shareholders’ Meeting.
◆	The derogation and the abovementioned Supervisory Board approval details are disclosed in the next Remuneration Report.

In case a future change in rules and regulations conflicts with (a part of) this Policy, the Supervisory Board may deviate from this Policy to ensure compliance with the new rules and regulations. The Supervisory Board will disclose the deviation in the Remuneration Report and submit a proposal to the Shareholders to adopt a revised Policy at a Shareholders’ Meeting which complies with the new rules and regulations.

B. Appointment

The Shareholders appoint and reappoint an Executive for a maximum term of four years per (re)appointment in accordance with the Dutch Civil Code and the Articles of Association of Aegon N.V.. The Executive and Aegon N.V. enter into a board agreement for the duration of this term (the “Board Agreement”).

C. Remuneration Structure

C.1 Remuneration package and level

The details of the Executive remuneration package are laid down in the Board Agreement. This remuneration package consists of four categories: Fixed Compensation, Variable Compensation, Pension Arrangements and Other Benefits & Arrangements. This Policy defines which remuneration elements, within each of these four categories, the Supervisory Board must or may include in the Executive’s Board Agreement. Remuneration elements which are not included in this Policy cannot be offered to Executives.

The Supervisory Board determines and regularly reviews the appropriate selection of remuneration elements and their (maximum) remuneration level for the Executive to ensure the structure remains competitive and provides proper and risk-based incentives in line with Aegon’s risk appetite: The Fixed and Variable Compensation elements and their levels are reviewed at least once a year. The Pension Arrangements and Other Benefits & Arrangements and their levels are reviewed at least every four years. In their review the Supervisory Board takes the specific role, responsibilities, experience and expertise of the Executive into account as well as internal and external reference information:

◆	The internal references are the compensation structure and levels of the members of the Management Board of Aegon N.V. and the annual compensation changes of the general employee population and senior managers within Europe and the Netherlands specifically.

Aegon Annual Report on Form 20-F 2019

80	Remuneration Report

◆	The external references are compensation trends in the market, economic developments (e.g. inflation) as well as quantitative assessments of the competitiveness against a peer group of insurance companies in Europe and a peer group of companies based in the Netherlands (see the Annex for details of the peer group selection).
◆	Additionally, the Remuneration Committee conducts a scenario analysis in case of a Policy change to determine the long-term effect on the remuneration structure and level of each Executive and reports their findings to the Supervisory Board.

C.2 Fixed Compensation

Executives receive a gross monthly Cash Base Fee as Fixed Compensation. This monthly fee is one-twelfth of the gross annual Cash Base Fee.

The Supervisory Board may entitle Executives to other forms of Fixed Compensation:

◆	A gross monthly payment of Shares as Base Fee in accordance with the Aegon Group Plan Rules for the Share Component of the Fixed Salary, which is the collective policy for all eligible Aegon employees. This Plan has been adopted by the Supervisory Board and may be amended from time to time by the Supervisory Board.
◆	A permanent or temporary gross monthly Fixed Allowance, when the Supervisory Board considers this an appropriate alternative for other remuneration elements. The level of this gross monthly Fixed Allowance cannot fluctuate each month or year based on the Executive’s performance. Examples are a temporary Fixed Allowance for additional interim responsibilities or a permanent Fixed Allowance for expatriate arrangements in line with the internal collective International Mobility Policies and market practice.

The total Base Fee is the calculation basis for Variable Compensation and Pension Arrangements.

The Supervisory Board may increase the Base Fee level, as long as it stays in line with the internal and external references as referred to in C.1. This most commonly is an annual correction based on economic or market developments, such as inflation.

As of the effective date of the Policy, the Executives receive:

◆	Mr. Wynaendts (CEO): An annual gross Cash Base Fee of EUR 1,327,239 and a permanent Fixed Allowance of 2% of the annual gross Cash Base Fee. This Fixed Allowance was permanently added to the remuneration package as alternative for an indexation of the Cash Base, which was at that moment in time the preferred choice.
◆	Mr. Rider (CFO): An annual gross Cash Base Fee of EUR 940,950.
◆	Mr. Friese, when appointed to the Executive Board at the Annual General Meeting of Shareholders on May 15, 2020: An annual gross Cash Base Fee of EUR 1,485,000.

C.3 Variable Compensation

C.3.1 Variable Compensation level

The Executive is eligible for Variable Compensation with a target level of 80% of the Executive’s annual Base Fee, with a threshold level of 50% and a maximum opportunity of 100% of their annual Base Fee.

C.3.2 Variable Compensation plan rules

The Executive’s Variable Compensation is subject to the Aegon Group Material Risk Taker Variable Compensation Plan, which is the collective policy for all Material Risk Takers within Aegon. These plan rules have been adopted by the Supervisory Board and may be amended from time to time by the Supervisory Board (see 3.3.7 for the main rules of this plan).

C.3.3 Variable Compensation allocation

The Variable Compensation award is allocated by the Supervisory Board after the completion of the performance year, based on the results of pre-defined performance indicators, target levels and calculation rules (see D.1 - D.3 for more details), while also taking the behavior and development of the Executive into account. The Supervisory Board can adjust the calculated award downwards before allocation, based on the findings of the mandatory Ex-Ante Malus risk assessment. The Ex-Ante Malus assessment process and criteria are part of the Aegon Group Material Risk Taker Variable Compensation Plan.

Guaranteed Variable Compensation can only be allocated by the Supervisory Board in accordance with the applicable rules of the Dutch Financial Supervision Act. This currently means that the Supervisory Board can only allocate a guaranteed Variable Compensation award within the first year of the appointment of an external candidate as Executive, provided that Aegon’s financial position is considered sound by the applicable standards.

C.3.4 Vesting Schedule

Once allocated, 33 1/3% of the Variable Compensation award will be paid for upfront in Cash as soon as reasonably practical after the completed performance year. The remaining 66 2/3% of the award will be deferred in Shares and will cliff-vest after 3-years as soon as possible after the adoption of the Aegon Annual Report in the year of vesting. The number of deferred Shares is calculated in accordance with the Aegon Group Material Risk Taker Variable Compensation Plan (i.e. based on the grant price as defined in this plan).

The Supervisory Board can adjust the deferred portion downwards before vesting, based on the findings of the mandatory Ex-Post Malus risk assessment. The ex-post assessment process and criteria are defined in the Material Risk Taker Variable Compensation Plan.

Aegon Annual Report on Form 20-F 2019

81	Remuneration Report

C.3.5 Shareholding requirement

The Shares that have been allocated to the Executive as Variable Compensation will be held for a total period of 5 years after allocation, before they are released to the Executive. This period consists of a 3-year vesting period and an additional 2-year holding period.

This means the Executive has a shareholding requirement based on time (i.e. 5 years after allocation) and not based on a relative amount compared to the annual Base Fee. For reference, once the Vesting Schedule is fully phased in, at least 135% of the Executive’s gross annual Base Fee is structurally held in net Shares, assuming five years of at target Share allocation, the current income tax rate and no or moderate changes in the Annual Base Fee and Share price level.

C.3.6 Claw Back

The Supervisory Board has the authority to re-claim (i.e. claw back) any paid and vested Variable Compensation, in Cash or in Shares, in accordance with Dutch Financial Supervision Act and the Material Risk Taker Variable Compensation Plan, in case of but not limited to a material financial restatement or individual gross misconduct.

C.3.7 Collective Variable Compensation rules

At the date of the Policy approval, the main Variable

Compensation Plan Rules for all Material Risk Taker (including the Executives) are:

◆	The Variable Compensation is conditionally granted and the conditional right to Variable Compensation is subject to the conditions precedent:
◆	That, unless stated otherwise or approved by the Aegon, the Executive will remain employed within the Aegon uninterruptedly until the Vesting Date of each part of the Variable Compensation;
◆	That the performance and development, the behavior and overall contribution are assessed (see also C.3.3.);
◆	An Ex-ante and an Ex-post Malus assessment has been carried out (see also C.3.3 also C.3.4).
◆	The grant price is the volume weighted average Share price on the Euronext stock exchange in Amsterdam, the Netherlands during the period December 15 preceding the plan year and January 15 of the plan year.
◆	In this context, the employment of the Executive is considered to be continued uninterruptedly in the case where the Executive’s Board Agreement is terminated due to long-term ill health, disability, (early) retirement, death or reduction of work force or redundancy of the job or position of the Executive, without cause by the Participant, during the period until a vesting date and, consequently, such Executive is considered to be a Good Leaver. In addition, the Supervisory Board may, at its full discretion, declare an Executive to be a Good Leaver.
◆	In the event of termination of the Board Agreement of a Good Leaver during the plan year, in principle, the Variable Compensation that will be paid-out (including the number of conditionally granted Shares that will Vest) will be pro-rated to reflect the period of active service from the grant date until the termination date, subject to the final approval of the Supervisory board.
◆	Except in the event an Executive is considered a Good Leaver, the Variable Compensation that is conditionally granted will lapse on the date that the Board Agreement of the Executive is terminated prior to a vesting date.
◆	No dividend or interest will accrue on any part of the Variable Compensation before vesting.
◆	Vested Shares, whether or not subject to a holding period (see C.3.5), will accrue regular dividends (if any) as from the vesting date.
◆	In connection with any actual or potential sale or change of control or a transaction concerning the sale of a subsidiary or business unit within Aegon, the Supervisory Board will take all such actions hereunder as it may determine to be necessary or appropriate to treat the Executive equal and equitably, including without limitation the modification or waiver of applicable performance indicators, and whether to establish or fund another arrangement intended for Variable Compensation.

C.4 Pension Arrangements

The Executive is entitled to Pension contributions that equal 40% of the gross annual Base Fee.

The Executive is enrolled in the applicable local employee pension plan(s). In the Netherlands this is a mandatory Individual Defined Contribution pension plan up to the applicable annual fiscal threshold on eligible earnings and an optional Individual Defined Contribution pension plan for eligible earnings exceeding this threshold.

If the sum of the Defined Contributions to these plans in a calendar year is less than the pledged Pension contribution level of 40% of the gross annual Base Fee, the Executive receives the difference in an annual contribution for Pension purposes in November of that calendar year.

C.5 Other Benefits & Arrangements

C.5.1 Sign-on and buy-out

The Supervisory Board may agree to a sign-on and/or buy-out arrangement in order to attract an external candidate to be appointed to the Executive Board. The arrangement can only be offered on an exceptional basis within the first year of joining the company, when this is in the long-term interest of Aegon and there are circumstances that justify such an arrangement. Examples of these circumstances are but not limited to, competition in recruiting the same candidate (i.e. increased market value), competition from the candidate’s employer, differences in compensation and benefits compared to the candidate’s previous employer, loss of income by the candidate as a result

Aegon Annual Report on Form 20-F 2019

82	Remuneration Report

of a non-compete period, the candidate losing unvested variable compensation at their previous employer and losing the variable compensation opportunity of the current performance year at the previous employer. When the arrangement replaces forfeited compensation (opportunity), it should be on substantially similar terms (e.g. deferral periods) and at the moment of conversion not more generous compared to the value that was lost.

Any sign-on or buy-out arrangement will be disclosed in the Remuneration Report.

C.5.2 Retention bonus

The Supervisory Board may allocate a retention bonus within the rules of the Dutch Financial Supervision Act. At the time of the Policy approval, these rules require that a retention bonus:

◆	Is necessary in the context of a structural organization change such as a merger, divestiture, a take-over or a major organizational internal restructuring, and;
◆	Solely serves to retain the Executive; and
◆	Together with the allocated Variable Compensation award do not exceed the bonus cap of 100% of the Executive’s Fixed Compensation level.

Any retention bonus will be disclosed in the Remuneration Report.

C.5.3 Other benefits

The Supervisory Board may, but not limited to, offer the Executive the following other benefits:

◆	A Company Car in accordance with the local Company Car policy for employees;
◆	A driver for the Company Car for business related purposes;
◆	Reimbursement of the Executive’s (fiscal) costs for the private use of the Company Car;
◆	Third party tax services to ensure compliance with the applicable tax law(s);
◆	To participate in other collective benefits which are offered to (local) Aegon employees, such as but not limited to the collective disability arrangement, collective health insurance and the Expat Policy.

The Supervisory Board may also apply the collective (local) Aegon employee provisions regarding reimbursement of expenses, sickness-absence and disability to the Executive.

The Supervisory Board will not approve any personal loans, guarantees or the like to Executives, unless in the normal course of business and on terms that collectively apply (local) Aegon employees.

C.5.4 Grandfathered arrangements

The Supervisory Board may respect any arrangements between Aegon and the Executive, if the terms were agreed prior to the effective date of this Policy or if the terms were agreed before the individual was appointed to the Executive Board.

Mr. Wynaendts has a grandfathered arrangement, which is an additional annual contribution for Pension purposes of 28% of the gross annual Base Fee.

C.5.5 Termination Fee

The Supervisory Board may include a Termination Fee clause in the Executive’s Board Agreement for certain scenarios for a Fee up to or equal to the total annual Base Fee.

However, there a Termination Fee is not allowed in case of:

◆	Early termination of the Executive on the initiative of the Executive, unless due to imputable acts or omissions of Aegon;
◆	Imputable acts or omissions by the Executive; or
◆	Failure of Aegon during the appointment term of the Executive.

D. Performance indicators for Variable Compensation

D.1 Performance Indicators

Each year Variable Compensation is allocated based on performance against a set of performance indicators, weights and target levels that have been agreed by the Executive with the Supervisory Board at the start of the performance year. Aegon allocates one Variable Compensation award, which is paid partially in upfront Cash and partially in deferred Shares (see also C.3.4). The performance indicators for this Cash and Share based Variable Compensation award contribute to Aegon’s strategy, long-term interests and sustainability, within Aegon’s risk tolerance. Therefore the performance indicators are:

◆	A mix of financial and non-financial performance indicators, with at least 50% weight allocated to the non-financial performance indicators in accordance with article 1:118.3 of the Dutch Financial Supervision Act;
◆	A mix of unadjusted financial and risk-adjusted financial performance indicators, with a maximum weight for unadjusted financial indicators as defined in the Remuneration Framework. At the time of the Policy approval, this maximum is 45% of the total indicator weight (of financial and non-financial indicators combined);
◆	A mix of Aegon and personal performance indicators, which can range in weight between 50-80% and 20-50% respectively, depending on the Aegon priorities of the performance year;
◆	For at least 20% based on a retrospective 3-year performance horizon and for the remainder based on a 1-year performance horizon, and;
◆	At least containing one indicator from each of the following mandatory performance indicator categories:

Aegon Annual Report on Form 20-F 2019

83	Remuneration Report

Mix	Mandatory Categories	Examples
Aegon financial	Shareholders	Relative Total Shareholder Return

	Capital	Total Capital Generation, Normalized Capital Generation, Solvency II ratio

	Earnings	Return on Equity, Net Underlying Earnings, Underlying Earnings Before Tax, Earnings per Share

	Growth	Market Consistent Value of New Business, Fees and Premium based Revenues, Annualized Revenue on Net Deposits
Aegon non-financial	Stakeholders	Customer: Net Promoter Score, Number of Customers, Number of Products per Customer. Employees: Employee Training, Employee Turnover
Aegon or personal non-financial	ESG	Environment: CO2 footprint Social: Employee Engagement, Employee Diversity Governance: Risk Management

	Strategy	Strategy Execution, Business Transformation, Succession Planning, Cultural Transformation

These categories, and therefore the resulting Cash and Share based Variable Compensation awards, are a carefully selected mix of key focus areas, which together contribute to Aegon’s strategy, long-term interests and sustainability.

The Executive is incentivized by this Policy to contribute to the Aegon strategy also through the following mandatory performance indicator categories (see also A.4):

◆	Capital: In order to execute its strategy, Aegon needs strong and stable Capital adequacy levels for its current businesses and for investing in growth businesses. Sustainable capital generation allows Aegon to return capital to its shareholders, including in the form of dividends, and provides it with financial flexibility.
◆	Growth: Measures the expansion of our customer base expressed in financial results, which is one of the key strategic focus areas.
◆	Strategy: Contributes most directly to a successful execution of Aegon’s strategy by focusing on the execution of the most essential processes and/or projects at that moment (e.g. timing, costs and quality).

To align the Executive to Aegon’s long-term interests, the following mandatory performance indicator categories are included in this Policy (see also A.4):

◆	Shareholders: Focuses specifically on the long-term financial value creation for Shareholders, as one of the key long-term interests of Aegon.
◆	Earnings: Positive earnings are a prerequisite for Aegon to continue operate and create value for its Stakeholders and societies in the long-term.
◆	Other Stakeholders: Alongside the Shareholders, Aegon has a range of important Stakeholders, such as customers and employees. For Aegon’s customers long-term value creation means offering protection through our products and services, paying claims and benefits, providing returns on savings and investments and helping to build long-term financial security. For Aegon’s employees long-term value is created by paying salaries and other social benefits, providing a safe, fulfilling environment in which to work and offering training and career opportunities.

Aegon is committed to doing business responsibly and in a sustainable way, for which the Executive is incentivized in this Policy through the ESG performance indicator category (see also A.4):

◆	ESG: Ensures a focus on the non-financial long-term value creation for Stakeholders and/or the society, related to Environment, Social and/or Governance (ESG).

Each year the Supervisory Board will disclose the selected performance indicators and weights at the start of the performance year in the Remuneration Report of the previous year. For example, the 2019 Remuneration Report will contain the performance indicators and weights for the 2020 performance year.

D.2 Target Setting

At the start of the performance year, the Supervisory Board approves a minimum (threshold), at-target, and a maximum level for each of the Aegon and personal performance indicators. These levels can be quantitative or qualitative in nature.

Target levels for financial indicators are directly derived from the annual Budget / MTP numbers. Other target levels should be chosen such that they are attainable and realistic, yet at the same time challenging.

The minimum and maximum levels around target are based on:

◆	The inherent sensitivity of the metric to economic assumptions;
◆	Prior year experience in reaching threshold /maximum target levels;
◆	Deviation from current year’s plan to prior year’s plan and
◆	Absolute level of the target.

The Supervisory Board is supported in the target setting process by business experts such as Finance, Human Resources and Risk.

D.3 Calculation of Variable Compensation

After completion of the performance year a comparison will be made between the predetermined target levels and the actual, realized performance.

Aegon Annual Report on Form 20-F 2019

84	Remuneration Report

The following scale will be used for the Group and personal performance indicators:

Performance Indicators - Target Level and Performance Measurement Scale

Performance Level	Below threshold / minimum	Between minimum and target	Target	Between target and maximum	Maximum
Realized performance	0%	From 50% to 80%	80%	From 80% to 100%	100%

When measuring the results on qualitative targets, the performance level is first established using the qualitative performance level descriptions and then matching percentages are applied.

Each year Variable Compensation is allocated based on performance against the set of performance indicators, weights and target levels that have been agreed by the Executive with the Supervisory Board. The result for each performance indicator and the related Variable Compensation calculation will be disclosed in the Remuneration Report each year.

E. Other Conditions

E.1 Other conditions

The Supervisory Board may include other conditions which are common in a board agreement. Examples are a confidentiality, a disclosure clause and other collective (non-remuneration) employee policies, such as a Code of Conduct, Insider Dealing Policy and Conflicts of Interest Policy.

E.2 No hedging or insurance to undermine risk alignment

The Executive is not allowed to use personal hedging strategies or insurance that could be used to undermine the risk alignment effects imbedded in their remuneration arrangements.

E.3 Non-compete and non-solicit

The Supervisory Board may include a non-compete and a non-solicit clause in the Executive’s Board Agreement.

F. Termination and notice period

F.1 Termination by operation of law

The Executive’s appointment is terminated by operation of law after completion of the term for which the Executive was appointed or when Shareholders terminate the appointment of the Executive in accordance with the requirements laid down in the Dutch Civil Code and Articles of Association of Aegon N.V. For these scenarios, the Board Agreement will include a clause on the subsequent termination of the Board Agreement, which may include a notice period clause and a Termination Fee clause.

F.2 Termination by Executive

The Executive may terminate the Board Agreement with a three month notice period during the appointment.

F.3 Termination by the Supervisory Board

The Executive’s Board Agreement may be terminated by Aegon, represented by the Supervisory Board, with immediate effect and with no notice being required during the appointment, with no obligation for Aegon to pay damages and with no entitlement for the Executive to a Termination Fee, in the event of:

◆	Acts or omissions of the Executive which constitute an urgent cause, imputable acts or negligence, a disturbed relationship or seriously culpable actions or neglect of the Executive in fulfilling his duties; or
◆	Acts or omissions on the side of the Executive which constitutes gross negligent behavior of the Executive, including but not limited to a situation where any Dutch authority supervising the activities of Aegon takes the view that the Executive cannot continue in his position any longer.

In all other cases, Aegon may terminate Executive’s Board Agreement with a six month notice period.

G. Verification

All calculations made to determine compensation under this Policy are verified by the independent external auditor and the Supervisory Board’s Remuneration Committee.

Annex:

One of the sources against which the Supervisory Board assesses the competitiveness of the Executive’s remuneration structure and levels are the peer companies.

For this purpose the Supervisory Board selected a primary set of peer group companies according to the following criteria:

◆	Industry: Insurance, with a preference for Life Insurance;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Geographic scope: Preferably companies which operate globally;
◆	Location: Headquarters based in Europe.

Aegon Annual Report on Form 20-F 2019

85	Remuneration Report

Based on these criteria, the current peer group consists of the following 16 European Insurance companies: Ageas, Allianz, Aviva, AXA, CNP Assurances, Assicurazioni Generali, Legal & General, Mapfre, Münchener Re, NN Group, Prudential, RSA Insurance Group, Swiss Life Holding, Swiss Re, Talanx and Zurich Insurance Group. The last update of this peer group was in 2020. Ageas, RSA Insurance Group, Swiss Life Holding and Talanx were added, while Old Mutual and Standard Life Aberdeen were removed. The increased peer group size (from 14 to 16) created a more balanced selection around Aegon’s size data (Average Market Capitalization, Employees, Revenue and Total Assets). This peer group partially differs from the European peer group for the Supervisory Board, as a result of excluding the UK companies where non-executive directors typically have different responsibilities compared to their continental European counterparts.

In addition, the Supervisory Board selects a secondary peer group according the following criteria, in order to monitor alignment with the General Industry in the Netherlands:

◆	Industry: General Industry and listed on the AEX;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Location: Headquarters based in the Netherlands.

Based on these criteria, the current secondary peer group consists of the following 12 AEX companies: Ahold Delhaize, ING Group, Randstad, Heineken, NN Group, Philips, ABN AMRO, Akzo Nobel, ASML, DSM, KPN and Wolters Kluwer. The last update of this peer group was in 2019, when ING, NN Group, ABN AMRO, DSM and Wolters Kluwer were added, replacing ArcelorMittal, RELX Group, Royal Dutch Shell, Unibail-Rodamco and Unilever. This peer group is equal to the Dutch peer group for the Supervisory Board.

The Supervisory Board will annually review both peer groups and can amend these, within the above-mentioned selection criteria, to ensure they continue to provide a reliable basis for comparison. Any change to the peer group will be disclosed in the Remuneration Report.

Aegon Annual Report on Form 20-F 2019

86	Non-financial policies, procedures and outcomes

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

The table below shows how various environment, social and governance (ESG) risks are incorporated into Aegon’s decision-making processes, as well as the measurement of outcomes, policies and metrics.

Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2019
Business conduct and ethics

Code of Conduct

•   Applies to all employees worldwide.

•   Covers topics such as data protection, environmental responsibility, human rights and money laundering.

•   Also contains provisions for reporting suspected illegal and unethical behavior.

•   Training on the Code is obligatory for all employees.

• Total number of incidents of fraud involving employees, intermediaries and third parties

•   Incidents of possible fraud involving employees, intermediaries and third parties increased to 4,541 in 2019. The increase is related to an increase in attempted account takeovers in the US. We are comfortable that the controls implemented in 2018 are effective as very few attempts have been successful.

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

•   Significant fines amounted to EUR 0.3 million; in the Americas, Transamerica had two fines related to the sale of insurance products. One fine was received following a market conduct examination and another was due to a failure to supervise a distribution partner selling products outside its permissions.

•   Percentage of employees completing training on Code of Conduct

•   Completion of internal risk assessment (SIRA, or Systematic Integrity Risk Assessment), and action items to address any gaps in performance

•   Policy attestation for bribery and corruption risk (Conflict of Interest and Gift & Entertainment policies)

•   95% of employees completed mandatory Code of Conduct training (down from 97% the previous year).

•   Overall there is satisfactory progress with 69% of the business unit actions completed and an additional 9% of actions progressing within the deadline. Of the Group actions, 65% are completed and 9% are progressing within deadline. Thirteen action items were postponed to 2020. Carried-over actions constitute non-material items that do not pose regulatory or compliance risks, with targeted completion for early 2020.

•   89% compliance with Aegon bribery and corruption policies (up from 88% the previous year). This figure reflects business units’ compliance with specific requirements within our Conflict of Interest and Gift & Entertainment policies; where there is not full compliance, this does not indicate a breach of the policy, but areas where units have requested time to further strengthen internal governance.

Community investment

Charitable Donations Standards

•   Covers Aegon’s objectives with regard to community investment, including priority areas, selection criteria, governance and approval

•   Also details Aegon’s contribution to humanitarian aid

• Total donations to charities and other good causes • Donations as % of net income • Value of employee volunteering hours granted

•   In 2019, we donated a total of EUR 9.0 million, down from EUR 10.1 million the previous year. Cash donations decreased to EUR 8.1 million; value of volunteering was higher, however, at EUR 0.9 million. Community investment represented 0.6% of net income, down from 1.4% in 2018; the decrease was due mainly to the substantial increase in net income in 2019.

CONTINUATION >

Aegon Annual Report on Form 20-F 2019

87	Non-financial policies, procedures and outcomes

Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2019
Data protection

Global Information Security Policy

•   Sets out Company’s approach to cyber threats and data protection.

•   Applies to all Aegon businesses.

•   Supported by mandatory training in data and cyber security.

•   Oversight by Global Chief Information Security Officer.

•   Maintenance of an internal IT Control Framework, and action items to address gaps in performance are documented and monitored

•   The internal IT Control Framework is regularly mapped and updated to embed new and updated market standards

•   Periodic attestation to the internal IT Control Framework, with certain exceptions as applicable by country unit, for among other reasons adequate implementation timelines

• Institutions like Aegon will continue to remain subject to information security attacks. • To Aegon’s knowledge, the security attacks and events it experienced in 2019 were not material in nature.
Inclusion and diversity

Statement on Inclusion & Diversity

•   Applies to all Aegon businesses worldwide.

•   Diversity also included in the Code of Conduct.

•   Diversity targets in place for Aegon’s Supervisory, Executive and Management Boards.

• Total number of women in workforce. • Percentage of women in senior management and at Supervisory, Executive or Management Board level

•   In 2019, women made up 49% of Aegon’s workforce (unchanged from 49% in the previous year). Women accounted for 29% of the Company’s senior management (down from 33% the previous year). For details of our Supervisory, Executive and Management Board members, see pages 41-45.

Environment

Environmental Policy

•   Emphasizes importance of minimizing damage to the environment through the Company’s use of energy and other resources.

•   Commits Aegon, where possible, to using renewable or sustainable sources of energy.

• Total greenhouse gas (GHG) emissions from business operations

•   Gross carbon dioxide-equivalent (CO2e) emissions totaled 59,275 metric tons, down 10% compared with 2018. Net CO2e emissions totaled 17,831, down 7% compared with 2018. The decrease in emissions was due to lower energy consumption and air travel. Accordingly, net emissions per employee were 11% lower at 1.0 metric ton, and net emissions per EUR million were 0.6 metric tons, 8% lower than 2018.

		• Business travel by air, consumption of gas and electricity	• Business air travel amounted to 89.4 million km (down 17%).
		• Consumption of renewable energy (as % of overall energy use)	• Electricity consumption was 5.1% lower at 88.9 GWh; gas consumption, decreased 6.7% to 25.4 GWh.

•   Renewable electricity comprised 97% of our total electricity consumption (down from 99% in 2018). The contribution of renewable energy to our overall energy consumption decreased to 75% (from 77% the previous year).

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

•   Aegon conducts a Human Rights risk assessment every two years and will be conducting this assessment again in 2020.

		Results of Aegon’s global human rights risk assessment (this assessment is conducted internally, based on external sources2); Aegon’s countries of operation are assessed for civil and political rights, corruption, human development, health coverage, business environment, illicit economy, gender equality, working conditions, rule of law and internet inclusion.	Our 2018 assessment identified four ‘Aegon’ countries where the operating environment presents a meaningful human rights risk: China, Indonesia, India and Turkey. These risks relate essentially to local political factors. In the US, the Netherlands and the UK, Aegon faces little or no significant human rights risk. In Southern and Eastern Europe, the environment is potentially more difficult, particularly with regard to corruption. In the Americas, risk is concentrated in Brazil and Mexico; again, this relates mainly to corruption. For those countries with highest risk, Aegon has recommended preventative or remedial measures for local management[3]. These focus on issues where there is greatest risk and where Aegon has most influence (corruption, corporate governance, discrimination in the workplace, working conditions, freedom of association and collective bargaining). The aim, with these measures, is to ensure Aegon’s overall human rights risk remains low.

CONTINUATION >

Aegon Annual Report on Form 20-F 2019

88	Non-financial policies, procedures and outcomes

Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2019
Investment	Responsible Investment Policy • Covers all major asset classes • Sets out minimum environmental, social and governance (ESG) standards for Aegon’s proprietary investments.	• Total investments in responsible investment solutions	• Our responsible investment solutions totaled EUR 235 billion.

Under the policy, Aegon excludes investment in some areas, including controversial weapons, tobacco, oil sands and certain coal mining companies.

Aegon’s approach in this area is overseen by our Responsible Business and Investment Committee (‘RBIC’), which is chaired by a Management Board member. It is responsible for monitoring, discussing and advising the Management Board on all subjects and issues deemed relevant for the proper execution of the Responsible Investment (RI) Policy. The Responsible Investment department at AAM works closely with risk management and compliance functions to ensure that RI activities are part of company reporting, compliance and risk management activities where possible. Aegon also has an extensive program of engagement with issuers, focused on ESG issues.

Throughout 2019, we refreshed our company-wide Responsible Investment Policy which we put into force as of January 2020. In this policy, next to reiterating all our previous environmental commitments, we further limit our coal-related investments.

• Companies engaged with as part of Aegon’s approach to responsible investment

•   Almost three-quarters of our engagements addressed corporate governance matters, including corruption, remuneration and board structure. Social issues addressed included health & wellbeing (opioids, drug price increases and meat sourcing), human rights (UN Global Compact principles 1 & 2). Climate change (carbon emission reduction) and pollution were the most common themes discussed in engagements concerning the environment.

Occupational health and safety	Global Health & Safety Statement • Commits Aegon to upholding high health and safety standards in its offices.	• Number of work-related injuries and illnesses	• Work-related injuries and illnesses increased to 184, from 167 the previous year.
	• Aim is to limit work-related injuries and illnesses (including stress) to an absolute minimum.	• Absentee rate	• Our absentee rate decreased to 1.8%, from 2.4% the previous year.
Procurement

Sustainable Procurement Policy

•   Sets out business conduct, social and environmental standards for suppliers of goods and other services.

Aegon assesses suppliers against these standards, and requires leading suppliers to sign a Supplier Sustainability Declaration.

		• Percentage spend on goods and services covered by a Supplier Sustainability Declaration.	• In 2019, 41% of our spend on goods and services was covered by a Supplier Sustainability Declaration, up from 25% in 2018.
Product development

Pricing and Product Development Policy

•   Sets out market conduct principles, aimed at ensuring fair treatment of customers and reasonable distribution of returns between customers, intermediaries and shareholders.

		• Percentage compliance with terms of Pricing and Product Development Policy	• 94% compliance with requirements of Pricing & Product Development Policy (up from 90% the previous year).
Remuneration[3]

Global Remuneration Framework

•   Details Company’s approach to pay, based on principle of ‘pay for performance’.

•   Variable pay for Aegon executives and other senior management is based on both financial and non-financial performance metrics (including employee engagement and customer loyalty scores).

		• Percentage of compliance with requirements of the Global Remuneration Framework	• 94% compliance with requirements of the Global Remuneration Framework (up from 92% compliance the previous year)[4].
Tax

Global Tax Policy

•   Based on principles of ‘fair taxes’ and ‘tax follows business’ (tax is paid at the right amount in the right places, and that decisions are taken for business reasons, not for potential tax advantages).

• Total taxes borne by Aegon (US, Netherlands, UK, Asia and Others). • Taxes collected on behalf of others

•   EUR 615 million paid by Aegon in tax down from EUR 620 million in 2018); another EUR 2.45 billion in taxes collected on behalf of others, up from EUR 2.16 billion (increase was due to higher wage and insurance premium taxes).

[1]	Includes any fine in excess of EUR 100.000.
[2]

Aegon’s assessment is derived essentially from the UN Declaration of Human Rights. The assessment uses external data from (among others) Freedom House, Transparency International, UN Development Program and World Health Organization.

[3]

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

[4]	The assessment of compliance against the Global Remuneration Framework was limited to our largest business units only (Aegon NL, Aegon UK and Transamerica).

Aegon Annual Report on Form 20-F 2019

89	Code of Conduct

Code of Conduct

Aegon’s Code of Conduct embodies the Company’s values and helps ensure that all employees act ethically and responsibly and is available at www.aegon.com.

It prescribes a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders.

Aegon’s Code of Conduct applies to all directors, officers (regardless of the contractual basis of their employment) and employees of all Aegon companies around the world, including associate companies, joint ventures and other cooperative ventures.

Every Aegon employee has to certify that they have read and understood the Code of Conduct, and agree to abide by it. Employees are also required to follow a mandatory e-learning to help embed the principles of the Code in the way they work.

Reporting misconduct

Employees are often the first people to witness any wrongdoing within the company. It is important that such incidents, which include incidents of internal fraud, are quickly identified and resolved to prevent or reduce any adverse effects, such as financial loss and reputational harm. Aegon is committed to creating and maintaining an open and supportive culture in which employees feel safe to raise concerns or report suspected or actual violations. Employees are encouraged to use the available reporting channels to report concerns of poor practice, inappropriate, unethical, fraudulent or illegal behavior.

It is also possible for employees to report violations outside the normal reporting channels if they wish to remain anonymous, or to elevate the matter to higher levels within the organization. Aegon has contracted an independent third party to provide an anonymous and confidential method to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all of the countries in which Aegon conducts business (24 hours a day, seven days a week). All reports are investigated and results are reported to the Audit Committee of the Supervisory Board. As part of an open and supportive culture Aegon will protect employees against any form of retaliation who, in good faith and with due care, report concerns of poor practice, inappropriate, unethical or illegal behavior. Employees who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer.

Aegon Annual Report on Form 20-F 2019

90	Regulation and supervision

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

Solvency II

Introduction

The Solvency II framework imposes prudential requirements at group level as well as on the individual EU insurance and reinsurance companies in the Aegon Group. Insurance supervision is exercised by local supervisors on the individual insurance and reinsurance companies in the Aegon Group, and by the group supervisor at group level. The Dutch Central Bank (DNB) is Aegon’s Solvency II group supervisor. Solvency II, which came into effect in EU member states on January 1, 2016, introduced economic, risk-based capital requirements for insurance and reinsurance companies in all EU member states, as well as for groups with insurance and/or reinsurance activities in the EU. The Solvency II approach to prudential supervision can be described as a ’total balance sheet-approach,’ and takes material risks to which insurance companies are exposed into account.

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

The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated is an important element in order to determine the technical provisions. This and other parameters to determine the technical provisions may have an important effect on the amount and volatility of the own funds that insurance and reinsurance undertakings are required to maintain. The Solvency II framework contains several measures (in particular the volatility adjustment and matching adjustment) that should reduce volatility of the own funds (the excess of assets over liabilities).

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

Aegon Annual Report on Form 20-F 2019

91	Regulation and supervision

into three tiers in accordance with the quality of the own funds. The lower tiers of own funds (tiers 2 and 3) represent a limited part of the eligible own funds, as excess lower tier capital is disregarded for purposes of calculating SCR. Furthermore, the SCR may consist of limited amounts of off-balance sheet own funds (‘ancillary own funds’ such as letters of credit or guarantees). The MCR must be covered entirely by tier 1 and tier 2 on-balance sheet items (‘basic own funds’).

For the US insurance entities, Mandatory Control Level RBC authorizes the commissioner of the state of domicile to take actions necessary to place the company under regulatory control (i.e., rehabilitation or liquidation). Authorized Control Level RBC authorizes the commissioner of the state of domicile to take whatever regulatory actions considered necessary to protect the best interest of the policyholders and creditors of the insurer. Aegon considers the Authorized Control Level RBC to be a level similar to the Solvency II MCR.

Company Action Level RBC requires the company to prepare and submit an RBC Plan to the commissioner of the state of domicile. Aegon considers the Company Action Level RBC to be similar to the Solvency II SCR. At 100% Solvency SCR, insurance regulators in the European Union will require management to submit a regulatory recovery plan.

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

The persons responsible for these functions are required to be fit and proper. The Pillar 2 requirements include specific requirements relating to the risk management system. This should cover at least the following areas: underwriting and reserving, asset-liability matching, investments (in particular derivatives and similar commitments), liquidity and concentration risk management, operational risk management, deferred taxes, reinsurance and other risk mitigating techniques. Risk management relating to Solvency II is discussed in further detail in the section Risk management on page 109. As part of the risk management system, insurance and reinsurance undertakings are required to undertake an ORSA, which includes the overall solvency needs of the undertaking, taking into account the risk profile, risk tolerance limits and business strategy, the ongoing compliance with Solvency II capital requirements and rules regarding technical provisions, and the extent to which the risk profile of the undertaking deviates from the assumptions underlying the calculation of the SCR. Solvency II Pillar 2 requirements also include detailed requirements with respect to outsourcing, including intra group outsourcing. The Supervisory Review Process (SRP), which is part of Pillar 2, allows supervisory authorities to supervise the ongoing compliance of insurance and reinsurance undertakings with Solvency II requirements. Possible enforcement measures include: the imposition of capital add-ons (for instance in the event that the risk profile of the undertaking deviates from the SCR calculation or if there are weaknesses in the system of governance); the requirement to submit and execute a recovery plan (in the event of a (potential) breach of the SCR or a short term financing plan (in the event of a (threatening) breach of the MCR); and ultimately, the revocation of an insurance or reinsurance license (a measure that relates to EU-licensed insurance or reinsurance undertakings, and not to the Group as a whole, which does not have a license).

Pillar 3

Solvency II included detailed reporting and disclosure requirements. These requirements include non-public supervisory reporting on a regular (usually tri-annual) basis through regular supervisory reports (RSR), complemented by detailed quantitative reporting templates (QRTs) reported on a quarterly basis, which contain detailed financial data.

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

Aegon Annual Report on Form 20-F 2019

92	Regulation and supervision

II does however require groups to maintain eligible own funds, at least equal to a floor, as further defined in the Solvency II rules (the absolute floor of the group solvency), which can be considered to be an MCR at group level. Although capital requirement entities that are not subject to solo supervision under Solvency II (such as entities in other financial sectors, non-financial entities, and regulated and non-regulated entities in third countries) are not directly subject to Solvency II requirements, these entities may be affected indirectly by the Solvency II group requirements. Entities in other financial sectors are, in most cases, taken into account in the group solvency calculation, applying the capital requirements of that specific financial sector (such as Basel III requirements for banks and certain investment firms) and using the Deduction and Aggregation method for inclusion of these entities in the group calculation (as opposed to the Accounting Consolidation method, which is the default method under Solvency II).

The difference between these two methods primarily affects the extent in which diversification can be taken into account in the group capital requirements. Under the Accounting Consolidation method the group is essentially treated as one economic unit whereas the Deduction Aggregation method requires the group to aggregate entities, rather than fully consolidate entities for the purpose of the group capital requirements.

However, subject to certain conditions, entities in other financial sectors may be included in accordance with the accounting consolidation method. In particular, this may be the case when the group supervisor is satisfied as to the level of integrated management and internal control regarding these entities. Furthermore, the DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. As required by the DNB, Aegon deducts its participation in Aegon Bank N.V. from Aegon’s group solvency. However, Aegon Bank N.V. is subject to Basel III requirements (as implemented in Europe) in the EU Capital Requirements Directive (CRD IV) and EU Capital Requirements Regulation (CRR) on a solo basis and on consolidated basis, whereby consolidation takes place at the level of Aegon Bank N.V. The prudential requirements (including CRD IV and CRR) are described in more detail on page 90.

As referred to in the ’Capital and liquidity management’ section, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio, the Accounting Consolidation method and the Deduction and Aggregation method. Aegon applies the Accounting Consolidation method as the default method.

However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to translate these into the Group Solvency position. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US Risk-Based Capital (RBC) requirements. Until June 30, 2017, Aegon used 250% of the local Company Action Level (CAL) RBC as the SCR equivalent. Aegon received approval from the DNB to apply a revised methodology, as of July 1, 2017, that includes lowering the conversion factor from 250% to 150% RBC, and reducing the contribution to own funds by 100% of the local Company Action Level RBC requirement to reflect transferability restrictions. This methodology is subject to annual review, and the change enhances comparability with European peers. The RBC and CAL, as well as the allocation of restricted Tier 1 and Tier 2 capital instruments between the accounting consolidation and deduction and aggregation part of the Group are described in more detail in the ‘Capital and Liquidity’ section of this Annual Report. Solvency II group supervision is exercised by a combination of the supervisory authorities of the local insurance and reinsurance entities and the group supervisor. An important role in the cooperation between the supervisory authorities in the context of group supervision is played by the college of supervisors, in which the local and group supervisors are represented. This college is chaired by the group supervisor.

Recent developments Solvency II

Solvency II 2018 review

On June 18, 2019, the EU Regulation that contains amendments to the Solvency II Delegated Regulation as a result of the 2018 review of the Solvency II framework was published in the Official Journal of the European Union. Most of the amendments have entered into force during the second half of 2019 and some as per January 1, 2020. The purpose of the 2018 review has been to review specific items of the SCR standard formula calculation in the Solvency II Delegated Regulation, in order to achieve a more proportionate and simplified application of the requirements, removal of technical inconsistencies and the removal of unjustified constraints to financing. Amongst others, the amendments relate to tiering requirements for subordinated liabilities as part of own funds and the Loss-Absorbing Capacity of Deferred Taxes (LAC DT), further alignment between the group and solo-approach to the look-through of investment fund participations, amended treatment of certain risk mitigating techniques, for the standard formula calculation, adjustments of the treatment of derivatives, the recognition of local/regional government issued guarantees and the recalibration of non-life premium and reserve-risk standard deviations in certain sub-modules.

Solvency II 2020 review

In addition to the 2018 review of the Solvency II Delegated Regulation, a more fundamental review of the Solvency II Directive has commenced, referred to as the Solvency II 2020 review. On February 10, 2019, the European Commission has requested EIOPA to provide, in the context of the 2020 review, by June 30, 2020, technical advice in the following areas:

◆	Long-term guarantees (LTG) measures and measures on equity risk;

Aegon Annual Report on Form 20-F 2019

93	Regulation and supervision

◆	Specific methods, assumptions and standard parameters used when calculating the Solvency Capital Requirement standard formula;
◆	Rules and supervisory authorities’ practices on the calculation of the Minimum Capital Requirement;
◆	The supervision of insurance and reinsurance undertakings in a group; and
◆	Other items related to the supervision of insurance and reinsurance undertakings.

In November 2019, EIOPA has published a substantial consultation document in the context of the Solvency II 2020 review. Through the consultation process EIOPA expects to obtain input for its technical advice to the European Commission. Earlier in 2019, separate consultations have taken place on disclosure and reporting requirements under Solvency II, insurance guarantee schemes and resolution funding. A formal legislative proposal of the European Commission on the Solvency II 2020 review will be published later in 2020. Due to the fact that the final technical advice has not yet been published and it is not clear to what extent the European Commission will take into account the advice in its proposals, the potential impact of the review is uncertain.

Sustainability and Solvency II

On March 8, 2018, the Commission adopted its Action Plan on Sustainable Finance in which it announced several actions to incorporate sustainable finance in the heart of the financial system. Further to this Action Plan, the Commission adopted, on May 24, 2018, a package of legislative measures on sustainable finance. The Commission has requested technical advice from (inter alia) EIOPA and ESMA on the delegated acts that would supplement this package amending, or, where necessary, introducing level 2 measures of, inter alia, the Solvency II Directive with the aim of incorporating sustainability risks, i.e. environmental, social and governance risks by financial market participants subject to those rules. In that context, on the request of the European Commission, EIOPA has provided, on September 30, 2019, an opinion to the European Commission on Solvency II and sustainability. The European Commission had requested EIOPA’s views on the integration of sustainability, in particular climate-related developments, into the Solvency II framework for the valuation of assets and liabilities, investment and underwriting practices, the calibration of market and natural catastrophe risks and the use of internal models, i.e. focusing on Pillar 1 requirements. The European Commission will take the EIOPA opinion into account in the Solvency II 2020 review. In addition, EIOPA has provided, on April 30, 2019, the European Commission with technical advice on the integration of sustainability risks and factors in the delegated acts under Solvency II and IDD. This advice focused primarily on Pillar 2 requirements in Solvency II and IDD.

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

Recovery and resolution and systemic risk

G-SII designation

On November 3, 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer

(G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). Up until 2019, the FSB reviewed the G-SII designation annually. However, the FSB, in consultation with the IAIS and national authorities, decided not to publish a new list of G-SIIs for 2017 or 2018. In November 2019, in recognition of the fact that the Holistic Framework (see below), consistently implemented, provides an enhanced approach to assessing and mitigating systemic risk in the global insurance sector, the FSB decided to suspend the identification of global systemically important insurers (G-SIIs). In November 2022, the FSB will, based on the initial years of implementation of the Holistic Framework, review the need to either discontinue or re-establish an annual identification of G-SIIs.

Due to its G-SII status, Aegon has been subject to an additional layer of direct supervision at group level. In accordance with these requirements, Aegon submitted a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan to DNB and to the G-SII crisis management group (CMG) that was established. Aegon has updated these plans on an annual basis. In addition, the Aegon Group’s Resolution Authority (the Dutch Central Bank) was made responsible for the development of Aegon’s resolution plan.

Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector and ComFrame

In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. Some of the provisions of the Holistic Framework are included in the IAIS Insurance Core Principles (that apply to all insurers), while others are included in ComFrame (the Common Framework for the Supervision of Internationally Active Insurance Groups, or IAIGs).

The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise and collective discussion on the outcomes and appropriate supervisory responses, and an assessment of consistent implementation

Aegon Annual Report on Form 20-F 2019

94	Regulation and supervision

of supervisory measures. ComFrame establishes supervisory standards and guidance focusing on the effective group-wide supervision of IAIGs. ComFrame is a comprehensive and outcome-focused framework that provides supervisory minimum requirements tailored to the international activity and size of IAIGs. ComFrame builds on the Insurance Core Principles that are applicable to the supervision of all insurers.

If the FSB would, as referred to above, discontinue the annual identification of G-SIIs after the review of the Holistic Framework in November 2022 or, alternatively, Aegon would not be identified as a G-SII, Aegon would still be subject to ComFrame and ICS, to the extent these would be implemented in local legislation.

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

The R&R Act allows DNB to intervene in situations where a Dutch insurer or reinsurer, where it is failing or is likely to fail, as defined in the R&R Act. The powers under the R&R Act may also extend to the level of the Group and to entities, other than in insurance or reinsurance entities in the Netherlands, that are part of the group, such as Aegon N.V.. The powers include the transfer of the undertaking to a third party, the transfer to a bridge institution and the transfer of certain specific assets and/ or liabilities. In addition, a bail-in tool is introduced, that allows for the write-off or conversion of rights of creditors, including policyholders and beneficiaries, while respecting the principle that they should not be worse off through resolution, including the application of the bail-in tool, than they would in ordinary insolvency proceedings.

As a result of the recent adoption of the IAIS Holistic Framework, the developments with respect to the identification of G-SIIs by the FSB and the introduction of the Dutch Act on Recovery & Resolution of Insurers, Aegon will continue to update its ex ante group recovery plan (pursuant to the Dutch Act on Recovery & Resolution of Insurers) and the liquidity risk management plan (which is not required under the Dutch Act on Recovery & Resolution of Insurers but is expected under the Holistic Framework). Similarly, the CMG, established as part of the G-SII requirements, will remain in place. In addition, the Aegon Group’s Resolution Authority (the Dutch Central Bank) remains responsible for the development of Aegon’s resolution plan, pursuant to the Dutch Act on Recovery & Resolution of Insurers and as expected for IAIGs under the Holistic Framework.

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

Intervention by the Dutch Minister of Finance

Lastly, under Part 6 of the Dutch Financial Supervision Act, the Dutch Minister of Finance may intervene immediately, when the stability of the financial system is threatened by the situation of a financial institution, in which case legal or statutory provisions, applicable to the financial institution, might be surpassed. The intervention measures available to the Minister of Finance, include in particular the right to expropriate assets of the financial institution, as well as securities and/ or other financial instruments issued by or with the cooperation of the financial instruments. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.

Insurance Capital Standards

The IAIS is developing a risk based global Insurance Capital Standard (ICS). The ICS is designed to be appropriate for IAIGs,

Aegon Annual Report on Form 20-F 2019

95	Regulation and supervision

covered by ComFrame. IAIS standards are not self-executing and must be adopted by local jurisdictions to be formally applicable.

The IAIS’ ultimate goal, by a date yet to be determined, is a single ICS (referred to by the IAIS as group-wide prescribed capital requirement (PCR)) and that includes a common methodology by which one ICS achieves comparable (i.e. substantially the same) outcomes across jurisdictions. Ongoing work is intended to lead to improved convergence over time on the key elements of the ICS towards the ultimate goal. According to the IAIS, not prejudging the substance, the key elements include valuation, capital resources and capital requirements. In November 2019, the IAIS adopted ICS Version 2.0, which is being used during a five-year monitoring period for confidential reporting to group-wide supervisors and discussion in supervisory colleges.

The ICS will not be used as a group-wide Prescribed Capital Requirement (PCR) during the monitoring period. The purpose of the five-year monitoring period is to monitor the performance of the ICS over a period of time, and not the capital adequacy of IAIGs. Therefore, ICS results will not be used as a basis to trigger supervisory action and IAIGs are not expected to manage their business to the ICS. During the monitoring period, results based on ICS version 2.0, should we voluntarily decide to prepare these, might be privately disclosed to our group supervisor. From 2025 onwards, it is envisaged that local jurisdictions will formally enact the ICS, which is described as a minimum standard.

In previous years, Aegon has participated in the ICS field testing to understand the potential consequences for Aegon of the ICS, both from capital and operational perspectives.

Aegon Annual Report on Form 20-F 2019

96	Capital and liquidity management

Capital and liquidity

management

Guiding principles

The management of capital and liquidity is of vital importance for Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

◆	Promoting strong capital adequacy in Aegon’s businesses and operating units;
◆	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
◆	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
◆	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
◆	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

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

Management of capital

The Company’s overall capital management strategy is based on maintaining adequate Own Funds levels, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Group as a whole is to maintain a strong financial position and to be able to sustain losses resulting from adverse business and market conditions. The Own Funds levels of Aegon and its operating units is managed in accordance with the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

Regulatory capital requirements

The Solvency II regulatory framework determines the regulatory capital requirements for EU-domiciled insurance and reinsurance entities. In Aegon’s Non-EEA (European Economic Arena) regions, (re)insurance entities domiciled in third-countries deemed (provisionally) equivalent (US life insurance entities, Bermuda, Japan, Mexico and Brazil), the capital requirement is based on local capital requirements.

For more information about recent developments on Solvency II, please refer to section ‘Regulation and supervision’.

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

As at December 31, 2019, Aegon’s estimated capital position was:

	December 31, 2019 1), 2),	December 31, 2018 2)
Group own funds	18,470	17,602
Group SCR	9,173	8,349
Group Solvency II ratio	201%	211%
[1]	The Solvency II ratios are estimates and subject to supervisory review.
[2]	Aegon Bank is not included in the Group Solvency II ratio.

Aegon Annual Report on Form 20-F 2019

97	Capital and liquidity management

Aegon Group Own Funds amounted to EUR 18,470 million on December 31, 2019 (2018: EUR 17,602 million). The increase of EUR 868 million in Own Funds since December 31, 2018, is mostly driven by the normalized capital generation, positive return from equity markets, and the impact of declining interest rates on assets and hedges. This increase was partly offset by the negative market impact primarily from the EIOPA VA narrowing from 24 bps to 7 bps, the negative impact from model and framework changes, and the payment of external dividends. The lowering of the UFR from 4.05% to 3.90% led to a decrease in Own Funds as well.

Aegon’s Group Partial Internal Model (PIM) Solvency Capital Requirement (SCR) amounted to EUR 9,173 million on December 31, 2019 (2018: EUR 8,349 million). The SCR increased by EUR 824 million mainly due to the negative market movements driven by higher equity markets and lower interest rates, the treatment of illiquid assets. This was partly offset by the new longevity reinsurance contract of Aegon the Netherlands with Canada Life Reinsurance.

As a result of the above changes in Own Funds and PIM SCR, the Group Solvency II ratio declined by 10%-points to 201% in 2019. The capitalization levels of the most relevant country units are as follows:

	Capitalization December 31, 2019 1), 2), 3)	Capitalization December 31, 2018 2)
Aegon USA (Life entities) (RBC CAL)	470%	465%
Aegon the Netherlands (Solvency II ratio)	171%	181%
Aegon United Kingdom (Solvency II ratio)	157%	184%
[1]	The Solvency II ratios are estimates, are not final until filed with the regulator and are subject to supervisory review.
[2]	Refer to section ‘Internal capital management framework’ for the bottom-end of Aegon’s capitalization targets.
[3]	Note that as per 1H 2019, Aegon Bank is not included in the Aegon the Netherlands SII ratio.

Aegon Americas

In the United States, regulation of the insurance business is principally undertaken at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted Risk-Based Capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate Risk-Based Capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the Company Action Level (CAL) risk-based capital requirement. This is the regulatory intervention level below which a company must submit a remediation plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of a company. At the end of 2019, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was estimated to be 470% (2018: 465%) of the CAL risk-based capital requirement. The increase is mainly due to positive capital generation as a result of positive earnings on inforce partly offset by negative impact from higher new business strain than last year and remittances paid from US regulated companies. Under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group

Solvency II figures through Deduction & Aggregation using available and required capital as per the local capital regimes. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US (RBC) requirements of the top regulated entity. Aegon uses 150% of the local RBC Company Action Level as the Solvency II SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation. In addition, reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The US conversion methodology is subject to annual review and approval by the DNB. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these entities. The contribution of the Aegon Americas entities to the Group Solvency II position on December 31, 2019, is estimated to be 217% (2018: 210%). This ratio includes the US Life insurance and reinsurance entities as well as non-regulated US entities and US holding companies. The Americas ratio does not include a diversification benefit between the US life companies and there is no diversification benefit between US life insurance and reinsurance entities and other group entities.

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

Aegon Annual Report on Form 20-F 2019

98	Capital and liquidity management

Solvency II position of the activities of Aegon the Netherlands, excluding Aegon Bank, on December 31, 2019, is estimated to be 171% (2018: 189%). The decrease of the Solvency II position is mainly driven by negative market impacts primarily from the EIOPA VA narrowing from 24bps to 7bps, the decrease of LAC DT and a decline of interest rates. Furthermore, the lowering of the UFR from 4.05% to 3.90% led to a decrease in Own Funds, and a change in the treatment of illiquid assets increased SCR as well. These negative impacts are partly offset by normalized capital generation and management actions including the longevity reinsurance transaction with Canada Life Reinsurance. As at December 31, 2019, the LAC DT factor decreased from 75% to 65%, mainly as a consequence of lower interest rates, leading to a negative impact on the Solvency II ratio. The Solvency II capital ratio of the Group and Aegon the Netherlands does not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Aegon UK

Aegon UK uses a PIM to calculate the solvency position of its insurance activities under Solvency II. The calculation includes the use of both the matching adjustment and volatility adjustment (for the with-profits fund). The initial internal model of Aegon UK was approved on December 14, 2015 by the PRA as part of the Internal Model Application Process. The combined Solvency II position of the activities of Aegon in the UK on December 31, 2019, is estimated to be 157% (2018: 184%). The decrease over 2019 is mainly driven by remittances paid to Aegon N.V.. This is partly offset by a negative impact from assumption updates, mainly due to expense assumptions, market impacts, and new business strain.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters, and their estimated impact on the Solvency II ratio. Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position at the balance sheet date for the respective years. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the disclosure.

	Scenario		Group				US [2]				NL				UK
			December		December		December		December		December		December		December		December
			31, 2019		31, 2018		31, 2019		31, 2018		31, 2019		31, 2018		31, 2019		31, 2018
Equity markets	(25%	)	(12%	)	(11%	)	(27%	)	(23%	)	(7%	)	(5%	)	(4%	)	(2%	)
Equity markets	25%		12%		15%		33%		34%		2%		2%		0%		(7%	)
Interest rates	-50bps		(4%	)	(6%	)	(13%	)	(14%	)	2%		(1%	)	(2%	)	(4%	)
Interest rates	+50bps		4%		3%		13%		(0%	)	(2%	)	3%		2%		2%
Govt spreads	-50bps		7%		n.a.		0%		n.a.		16%		n.a.		5%		n.a.
Govt spreads	+50bps		(3%	)	n.a.		0%		n.a.		(5%	)	n.a.		(4%	)	n.a.
Non-govt spreads	-50bps		(8%	)	(5%	)	(3%	)	(4%	)	(15%	)	(7%	)	(10%	)	(10%	)
Non-govt spreads	+50bps		6%		5%		4%		2%		14%		7%		5%		8%
US Credit Defaults	~200 bps		(19%	)	(19%	)	(37%	)	(35%	)	n.a.		n.a.		n.a		n.a.
UFR	-15bps		(2%	)	(1%	)	n.a.		n.a.		(5%	)	(3%	)	n.a		n.a.
Longevity	+5%		(4%	)	(6%	)	(3%	)	(4%	)	(8%	)	(9%	)	(3%	)	(3%	)
Mortgage spreads	-50bps		6%		n.a.		n.a.		n.a.		14%		n.a.		n.a		n.a.
Mortgage spreads	+50bps		(5%	)	n.a.		n.a.		n.a.		(14%	)	n.a.		n.a		n.a.
EIOPA VA	-5bps		(3%	)	n.a.		n.a.		n.a.		(9%	)	n.a.		n.a		n.a.
EIOPA VA	+5bps		3%		n.a.		n.a.		n.a.		9%		n.a.		n.a		n.a.
[1]

Government spreads +/- 50bps, mortgage spreads +/- 50bps and EIOPA VA +/- 5bps sensitivities were introduced in 2019 and therefore they are not available (n.a.) on December 31, 2018. These new sensitivities are introduced as these are more relevant than the previous sensitivities, refer to note 2.

[2]	The sensitivities applied on US includes US regulated (life) companies, non-regulated holding companies and the employee pension plan.

Equity Sensitivities

The Group is exposed to the risk of a fall in equity markets driven by adverse impacts on the solvency ratio in Aegon Americas, Aegon the Netherlands and Aegon UK, with Aegon Americas being the largest contributor.

In Aegon Americas, equity sensitivities are primarily driven by the Variable Annuity business, where hedging programs need to consider a balance between targeting stable earnings and stable capital ratios. Under the new Variable Annuity framework which Aegon Americas adopted in 2019, sensitivities are mainly driven by the change in reserves, while required capital is fairly stable. In declining equity markets, Own Funds decrease due to higher setup of reserves for the Variable Annuity product, partly offset by payoffs on equity hedge programs. Furthermore, declining equity markets results in a reduction to the assets backing employee pension plan liabilities and a decrease in private equity and hedge fund investments. The asymmetry between the up and down shock is largely driven by the equity macro hedge program in Aegon Americas. The macro hedge program delivers payoffs only under extreme equity down scenarios to limit the adverse impact on the Aggregated RBC ratio.

Aegon Annual Report on Form 20-F 2019

99	Capital and liquidity management

For Aegon the Netherlands, losses in the down shock come from the private equity investments in the general account and the mismatch between the guarantee provision and associated hedge assets.

For Aegon UK, under an equity down scenario, the reduction in Own Funds is offset by the reduction in SCR with the main exposures coming from the Staff Pension scheme and the unitized business.

Interest Rates Sensitivities

The Group is exposed to a fall in interest rates driven by higher SCR and lower Own Funds. The higher SCR is driven by Aegon the Netherlands and Aegon UK, whereas the reduction in Own Funds is driven by Aegon Americas.

In Aegon Americas, a decrease in interest rates results in a higher setup of reserves for Variable Annuity and Universal Life products, partly offset by payoffs from interest rate hedge programs. Own funds decrease further from an increase in employee pension plan liabilities relative to the invested assets. The opposite occurs in rising interest rate scenarios.

Aegon the Netherlands is over-hedged on a Solvency II Own Funds basis leading to Own Funds losses when rates go up and Own Funds gains when rates go down. This results in Aegon the Netherlands’ solvency ratio being exposed to rising interest rate scenario.

For Aegon UK, the main exposure to interest rates arises from the swaps in the shareholders’ funds which reflects a gain if rates go down, partly offset by the higher present value of expenses on the fee based business. The gain in Own Funds under a down interest rate scenario is offset by an increase in the SCR.

Spread Sensitivities

The Group is exposed to non-government spreads narrowing, government spreads widening and mortgage spreads widening. Exposure to non-government spreads narrowing is contributed by Aegon Americas, Aegon the Netherlands and Aegon UK driven by the impact on Own Funds. For Aegon Americas, the impact arises from a lower discount rate for valuing the employee pension plan liabilities. For Aegon the Netherlands, the impact arises from lower Volatility Adjustment increasing the liabilities, partly offset by the gain on the mortgage portfolio. For Aegon UK, non-government spreads narrowing results in a lower IAS 19 curve and hence higher pension liabilities.

Exposure to government spreads sensitivities is contributed by Aegon the Netherlands and Aegon UK both of which are exposed to spreads widening due to the reduction in value of their fixed income assets.

Group is exposed to mortgage spreads widening, driven by Aegon the Netherlands, which has an adverse impact on the asset valuation. Aegon Americas credit defaults sensitivity reflects the impact of credit defaults and rating migrations on assets held in the general account portfolio. Under this sensitivity, the credit impairments reduce the value of credit exposures and increase the amount of required capital. The increase in required capital is driven by the downward ratings migration of credit instruments, partly offset by a decrease in exposure due to the impaired value of bonds under the scenario.

Longevity Sensitivities

The Group is exposed to higher longevity driven by Aegon Americas, Aegon the Netherlands and Aegon UK due to the higher liability valuation since longevity is only partially hedged. Higher longevity also increases the SCR requirements held by these units. Aegon the Netherlands’ sensitivity to longevity reduced marginally over the year due to two offsetting impacts – reduction in sensitivity due to the execution of the longevity reinsurance transaction with Canada Life Reinsurance, partly offset by higher longevity sensitivity due to the fall in interest rates over the year.

Rating agency ratings

Aegon’s objective is to maintain very strong financial strength ratings in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V..

Aegon Annual Report on Form 20-F 2019

100	Capital and liquidity management

Aegon the
December 31, 2019	Aegon N.V.	Aegon USA	Netherlands	Aegon UK
S&P Global
Financial strength	-	AA-1)	AA-1)	A+
Long-term issuer	A-	-	-	-
Senior debt	A-	-	-	-
Subordinated debt	BBB	-	-	-
Commercial paper	A-2	-	-	-
Moody’s Investors Service
Financial strength	-	A1	-	-
Long-term issuer	A3	-	-	-
Senior debt	A3	-	-	-
Subordinated debt	Baa1	-	-	-
Commercial paper	P-2	-	-	-
Fitch Ratings
Financial strength	-	A+	-	A+
Long-term issuer	A-	-	-	-
Senior debt	BBB+	-	-	-
Subordinated debt	BBB-	-	-	-
Commercial paper	F2	-	-	-
A.M. Best
Financial strength	-	A	-	-

[1]	On February 21, 2020 S&P Global lowered the financial strength ratings of Aegon USA and Aegon the Netherlands from AA- to A+.

Internal capital management framework

In managing the capital adequacy of the Group and its operating units, Aegon’s capital management framework is built on, among other things, managing capital in the operating units and the Group within target capital management zones. Under Aegon’s capital management framework, the target capitalization zone for Aegon Group and the bottom-end of the capitalization target range of the most relevant entities are as follows:

Capitalization target1)
Aegon Group	150% - 200% Solvency II Capital Ratio
Aegon USA (Life entities)	350% RBC Company Action Level
Aegon the Netherlands	155% Solvency II Capital Ratio
Aegon United Kingdom	145% Solvency II Capital Ratio
[1]	Capitalization targets follow the revised capital management policy as of the second quarter of 2019
[2]	For Aegon USA (Life entities), Aegon the Netherlands and Aegon United Kingdom, this refers to the bottom-end of the capitalization target range

Aegon the Netherlands updated its capitalization zones as a result of higher capital sensitivities arising from the adoption of the new Dynamic VA model in 2018, and the exclusion of Aegon Bank from the Solvency II capital ratio. These changes were effective per the second quarter of 2019. The Group capitalization zones remained unchanged.

The frequent monitoring of actual and forecasted capitalization levels of both Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure that there is always adequate capitalization of both the Aegon Group and its operating units.

The capital management zones and the management interventions connected to these zones are set consistently throughout the Group, as illustrated in the table below.

Aegon Annual Report on Form 20-F 2019

101	Capital and liquidity management

Aegon Group	Capitalization management zones 1)	Capitalization management actions
>200% SCR	Opportunity	Accelerate capital redeployment and/or additional dividends.
150% - 200% SCR	Target	Execute capital deployment and dividends according to capital plan.
120% - 150% SCR	Retention	Re-assess capital plan and risk positions.
100% - 120% SCR	Recovery	Re-assess capital plan and risk positions. Reduce or suspend dividends.
<100% SCR	Regulatory plan	Suspension of dividends. Regulatory plan required.

[1]	Capitalization management zones follow the revised capital management policy as of the second quarter of 2019.

Capitalization levels main operating units

The capitalization levels for Aegon’s main operating units at December 31, 2019, are included in the following table:

Capital requirements	Capital requirement	Actual capitalization	Excess over capital requirement
Aegon USA (Life entities) 1)	100% Company Action Level (NAIC RBC CAL)	470% of combined RBC CAL	EUR 7.3 bln 3)
Aegon the Netherlands 1), 2)	100% Solvency II SCR	171% Solvency II SCR	EUR 2.5 bln
Aegon United Kingdom 1)	100% Solvency II SCR	157% Solvency II SCR	EUR 1.0 bln
[1]	Please note, this disclosure is based on Aegon’s estimated capitalization levels.
[2]	Excluding Aegon Bank.
[3]	Please note, this amount is based on local RBC framework

The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitration proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, the operating units hold additional capital in excess of minimum regulatory solvency requirements.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. These measures include de-emphasizing the selling of various spread based products and the strategic growth in fee-based businesses. In 2017, Aegon continued its commitment to optimize its portfolio by divesting UMG in the Netherlands and completing the sale of the majority of its US run-off businesses. In 2018, Aegon divested its business in Ireland and the remaining US run-off business, acquired the income protection service provider Robidus in the Netherlands and expanded its business in the Netherlands and Spain. In 2019, Aegon finalized the divestment of its business in Czech Republic and Slovakia to optimize its portfolio and capital allocation across business. Aegon also announced the agreement to sell its 50% stake in variable annuity joint ventures in Japan to its partner Sony Life. The transaction with Sony Life was completed on January 29, 2020.

Extensive asset-liability management and hedging programs are also in place. Examples of these programs include hedging the interest rate and equity risk stemming from guarantees in the Netherlands, hedging the interest rate risk and equity risk in Aegon UK, and hedging the capital position in the Americas against adverse equity and interest rate movements. In addition, Aegon is actively involved in hedging longevity risk in the Netherlands and has an active global reinsurance program in order to optimize the risk-return profile of other insurance risks. Aegon monitors the risk-return profile of new business written, withdrawing products that do not meet the required hurdle rates for all stakeholders including policyholders and shareholders.

G-SII designation and International Capital Standards

For more information about Aegon’s G-SII designation, the impact thereof and the status of development of the International Capital Standards, please refer to section ‘Regulation and supervision’.

Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses.

Solvency II distinguishes between basic Own Funds and ancillary Own Funds. Aegon’s total Own Funds are comprised of Tier 1, Tier 2 and Tier 3 basic Own Funds. Aegon does not currently have ancillary Own Funds. Tier 1 basic Own Funds are divided into unrestricted Tier 1 capital and restricted Tier 1 capital. The latter category contains Own Funds instruments subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 Own Funds instruments. Based on agreements with its supervisory authorities, Aegon applies a fungibilty and transferability restriction with respect to charitable trusts within Aegon Americas, and a restriction equal to the Own Funds of Aegon Bank. These restrictions, applied to Aegon’s basic own funds, result in Aegon’s available Own Funds.

Available Own Funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable dividends that have been approved by the Board, but that have yet to be

Aegon Annual Report on Form 20-F 2019

102	Capital and liquidity management

distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for policyholders, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities, perpetual cumulative subordinated bonds, and perpetual contingent convertible security. Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as eligible Own Funds

Aegon’s Tier 2 capital consists of the new issuance of subordinated notes by Aegon Funding Company LLC (AFC) in 2019, the Solvency II compliant subordinated liabilities that were issued during 2018, and grandfathered dated subordinated notes. Tier 2 capital is subject to eligibility restrictions to qualify as eligible Own Funds.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as of January 1, 2016. All call dates are listed in note 31 ‘Other equity instruments’ and note 32 ‘Subordinated borrowings’ to Aegon’s consolidated financial statements.

Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II.

Eligible Own Funds

Under Solvency II regulation, restrictions apply to the eligibility of restricted Tier 1, Tier 2 and Tier 3 capital. The total of Tier 2 and Tier 3 capital may not exceed 50% of the SCR while the eligibility of Tier 3 capital is limited to 15% of SCR. Restricted Tier 1 capital may not exceed 20% of Tier 1 Own Funds. As a result, it is possible that part of the Own Funds overflows to another tier or that is not considered eligible in determining the Group Solvency II ratio.

When applying the eligibility restrictions, Aegon determines its tiering limits based on:

◆

EEA entities - representing the part of the Group covered by the Accounting Consolidation based method, for which tiering limits are based on the SCR of the consolidated part of the Group, i.e. the consolidated group SCR; and

◆

Non-EEA entities - representing the part of the Group covered by the Deduction & Aggregation method. If a prudential regime of an equivalent or provisionally equivalent third-country applies, such as the regulatory regimes in the United States. The Own Funds brought in by the Deduction & Aggregation method are allocated to tiers according to the principles laid out in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking.

The table below shows the composition of Aegon’s available and eligible Own Funds, taking into consideration tiering restrictions.

		December 31, 2019		December 31, 2018
	Available own funds	Eligible own funds	Available own funds	Eligible own funds
Unrestricted Tier 1	12,724	12,724	12,204	12,204
Restricted Tier 1	2,614	2,614	3,406	2,888
Tier 2	2,370	2,370	1,487	2,005
Tier 3	762	762	505	505
Total Tiers	18,470	18,470	17,602	17,602

The Available own funds equal to the Eligible own funds per December 31, 2019. The overflow from restricted Tier 1 to Tier 2 Own Funds is not applied anymore per year end 2019, as a result of increase of unrestricted Tier 1 capital and the redemption of grandfathered perpetual capital securities (Tier 1 Own Funds) during 2019.

Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective and efficient use of capital. In managing the use of financial and non-financial leverage throughout the Group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

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

Aegon Annual Report on Form 20-F 2019

103	Capital and liquidity management

subordinated and senior debt. Aegon’s total capitalization consists of the following components:

◆	Shareholders’ equity, excluding revaluation reserves and cash flow hedge reserves, based on IFRS as adopted by the EU;
◆	Non-controlling interests and Long Term Incentive Plans not yet vested; and
◆	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

For further information, please refer to note 43 ‘Capital Management and Solvency’ in the consolidated financial statements.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the use of the Federal Home Loan Bank (FHLB) facility.

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

All external financing provided to captives to support statutory reserves is disclosed in note 37 ‘Borrowings’ to the consolidated financial statements to the extent to which it has been funded. Letters of Credit (LOCs) issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 45 ‘Commitments and contingencies’ to the consolidated financial statements. These LOCs have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured. Existing captive structures are continually monitored and may be re-financed to achieve financial goals.

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

Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at December 31, 2019, Aegon had EUR 58 million outstanding under these programs (2018: EUR 82 million).

To support its commercial paper programs and need for LOCs, and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and an LOC facility of USD 2.2 billion. The syndicated revolving credit facility matures in 2023. The LOC facility matures in 2024. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity facilities, and committed and uncommitted LOC facilities.

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

Aegon Annual Report on Form 20-F 2019

104	Capital and liquidity management

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

Aegon N.V.

The main sources and uses of liquidity at the holding company Aegon N.V. are remittances from operating units, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders, and the balance of acquisitions and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

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

As at December 31, 2019, Aegon held a balance of EUR 1.2 billion in excess cash in the holding, compared with EUR 1.3 billion on December 31, 2018. The decrease of EUR 0.1 billion reflects the net impact of remittances from subsidiaries and capital injections in subsidiaries, divestments, acquisitions, earn-out payments, the issuance and redemptions of capital instruments and senior unsecured notes, holding expenses and capital returns to shareholders. During 2019 Aegon exercised the right to redeem the USD 500 million perpetual capital securities with a coupon of 6.5% issued in 2005 (grandfathered Restricted Tier 1) and the USD 1 billion perpetual capital securities with a coupon of 6.375% issued in 2005 (grandfathered Restricted Tier 1). This was pre-financed by the issuance of a EUR 500 million Restricted Tier 1 perpetual contingent convertible securities, with a fixed coupon of 5.625% until October 15, 2029; and a USD 925 million Tier 2 subordinated notes with a fixed coupon of 5.1%, which is issued by Aegon Funding Company LLC (AFC).

Proceeds from the sale of Aegon Czech Republic and Slovakia of EUR 131 million were received in 2019 as well as dividends from Aegon Americas (EUR 801 million) and Aegon UK (EUR 251 million). Dividends from other units were more than offset by capital injections and investments, amounting to a net outflow of EUR 219 million.

During 2019, payments related to the 2018 final dividend and 2019 interim dividend and the corresponding share buybacks amounted to EUR 626 million and holding and funding expenses amounted to EUR 312 million.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Aegon Annual Report on Form 20-F 2019

105	Asset liability management

Asset liability management

Aegon specializes in writing long-term life insurance business with key markets in the US, Europe and Asia. Its product suite includes savings and annuity products that feature a guaranteed level of benefit. Aegon also issues mortgage loans in the Netherlands that are initiated using long-term insurance funds. Products are priced using a market-consistent framework, and comprehensive asset liability management (ALM) programs are implemented to ensure that the assets backing policyholder benefits are invested prudently over the long term.

A range of ALM techniques are used across the Group. These range in terms of sophistication and complexity from cash-flow matching (for traditional fixed annuities) to duration matching (for the Universal Life range pf products) to derivative-based semi-static and dynamic hedges (to match variable annuities).

The Enterprise Risk Management (ERM) framework includes a number of risk policies that govern ALM strategies, such as the Investment and Counterparty Risk Policy (ICRP). The ICRP governs the management of investment risks associated with credit, equity, property, alternative asset classes, interest rate and currency risk in addition to option markets, implied volatility risk, interest rate options and swaptions.

As well as product-level ALM programs, subsidiary businesses are required by the ICRP to maintain overarching ALM strategies that set the direction and limits for the various individual product-level programs. Significant or complex ALM strategies are approved at group level, and all programs are subject to group risk oversight.

Together with the ICRP, which guides ALM strategy, a number of other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant depending on market circumstances. Liquidity is managed at legal entity level in the first instance, and the large US and Dutch units may use external market solutions to match projected liquidity requirements with funding.

The introduction of Dodd-Frank Act in the United States and the European Market Infrastructure Regulation (EMIR) derivative regulations led to Aegon transitioning a significant proportion of formerly over-the-counter positions to clearing houses in recent years. Collateral and margin requirements increased, introducing the potential for liquidity strain, which has to be carefully managed. Market volatility can cause collateral requirements to increase rapidly, which means that it is important to have sufficient high-quality collateral available at all times. Regular liquidity stress testing is used to monitor required liquidity and ensure that sufficient funding is available.

Americas

The investment choices of Aegon USA’s companies are subject to regulation dependent upon the laws of the applicable state in which each company is domiciled. Each state prescribes the nature, quality and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government bonds, corporate debt, preferred and common stock, real estate and mortgage loans, while limiting investment in other classes of investments.

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

Aegon USA also writes a significant volume of variable annuity business, which is managed using sophisticated dynamic hedging techniques. Clearly-defined hedge strategies cover first order ‘delta’ and ‘rho’, together with higher order programs covering ‘gamma’ and ‘vega’ sensitivities. The Macro Hedge Program’ is an overlay hedge that provides additional protection for regulatory capital against a sharp fall in equity markets.

Aegon USA also uses various liquidity management techniques - including a contingent liquidity management facility - to ensure sufficient access to funding for collateral calls in the event of rapidly rising interest rates. Regular stress testing is used to monitor and manage liquidity risk.

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

Aegon Annual Report on Form 20-F 2019

106	Asset liability management

United Kingdom

Having disposed of the majority of its annuity portfolio, Aegon UK primarily uses ALM to protect Solvency II own funds. This is achieved by using equity options and interest rate and inflation swaps to guard against fluctuations in best estimate liabilities. A new Solvency II unit matching program is in place to reduce residual basis risk associated with unit-linked liabilities. Programs are also in place to match assets with the liabilities of the remaining annuity book and the staff pension scheme.

The UK with-profits business is written in the policyholder-owned fund (otherwise called the ’with-profits fund’). The funds with the highest guaranteed rates have been closed to premiums since 1999, and all funds have been closed to new business with investment guarantees since October 2002 (except for a small increase in regular payments). The fund contains free assets that have not yet been fully distributed to individual policyholders. Free assets help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. The free assets are partly invested in equity put options and interest rate swaps and swaptions. Aegon UK has an exposure only once these assets have been exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach required for Solvency II reporting in the UK. As the fund is closed for new business, the free assets are gradually being distributed to the with-profit policyholders through the applicable bonus system.

Central & Eastern Europe, Spain, Portugal and Asia

Aegon has a range of ALM programs in place across life and non-life businesses in the Southern and Eastern Europe region. Across the Central & Eastern European units, ALM focuses on asset-liability matching in terms of duration and liquidity. In Spain & Portugal, insurance liabilities are predominately long-term life benefits, and the focus of ALM is to minimize interest rate risk by duration matching.

Transamerica Life Bermuda (TLB) was established in 2005 with full-service branches opened in 2006 in Hong Kong and Singapore, writing universal life (UL) products and term products for the high net worth segment. TLB’s ALM strategy is to invest in predominantly investment grade fixed income assets to generate stable returns and support the UL crediting philosophy over the policy term. Derivative instruments can be used for efficient portfolio management and ALM. Assets are invested predominantly in the United States and in US dollar denominated assets to match the currency of our products.

Aegon and Sony Life jointly established a reinsurance company, SA Reinsurance Ltd. (SARe) from which it subsequently divested from on January 29th, 2020. SARe used a sophisticated dynamic hedge program to manage guarantee risk included in variable annuity products associated with equity markets and interest rates.

Aegon Annual Report on Form 20-F 2019

107	Reinsurance ceded

Reinsurance ceded

Aegon uses reinsurance to manage and diversify risk, limit volatility, improve capital positions, limit maximum losses, and sometimes to enter into strategic partnerships and gain access to reinsurer technology. While the objectives and use can vary by region due to local market considerations and product offerings, the use of reinsurance is coordinated and monitored globally.

In order to minimize its reinsurer defaults exposure, Aegon regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and overcollateralization. For certain agreements, funds are withheld for investment rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by the use of multiple reinsurers within certain reinsurance agreements. Aegon has experienced no material reinsurance recoverability problems in recent years. Aegon ceded businesses to a subsidiary of Scottish Re Group. Scottish Re US entered receivership in March 2019. The court has given the receiver a deadline of March 31, 2020 to propose a plan of rehabilitation or to notify the court that liquidation is necessary. Aegon has carried out an impairment analysis to assess the recoverability of our IFRS reserves and has concluded that they are recoverable. The reserves and receivables of Aegon to Scottish Re Group at December 31, 2019 were less than EUR 100 million. Separately, Aegon ceded business to Senior Health Insurance of Pennsylvania (SHIP). The Pennsylvania Insurance Commissioner filed an application in January 2020 with the state’s Commonwealth Court to have SHIP placed in rehabilitation. Aegon is protected by a trust account and has assessed that the trust assets are sufficient to cover the reserves and receivables to SHIP on Aegon’s balance sheet at December 31, 2019.

External reinsurance counterparties are, in general, major global reinsurers (approximately 60% of reinsurance premium) with more local reinsurers ensuring a balance between regional and global considerations. The key way in which reinsurance is used and the role that it plays by region is as follows:

Corporate Center

Global coordination takes place through Aegon Corporate Center, working closely with local business units. The Global Reinsurance Use Committee (GRUC) is a global body that shares and discusses updates and matters of interest among local and global reinsurance managers. The GRUC also oversees Aegon’s Reinsurance Use Policy and facilitates approval of transactions if counterparties are not pre-approved. Reports are shared with the Global Risk and Capital Committee and Group Management Board as appropriate.

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

Europe

The Netherlands

Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity and ‘excess of loss’ contracts. Reinsurance helps Aegon manage, mitigate and diversify its insurance risks, and thereby limit the maximum loss it may incur. Since January 1, 2014, Aegon the Netherlands has reinsured its term life assurance through a quota-sharing contract. In December 2019, Aegon announced the reinsurance of about one quarter of its longevity exposure in the Netherlands. The contract commenced on December 31, 2019 and will run until the portfolio runs off. For non-life, Aegon the Netherlands only reinsures its property, general and motor third-party liability business. For property insurance, motor third-party liability insurance, and general third-party liability, ‘excess of loss’ contracts are in place.

United Kingdom

Aegon UK uses reinsurance to both manage risk and maximize financial value. The degree to which reinsurance is used across the product lines varies, depending largely on the appropriateness and value of reinsurance available in the market. The protection business is significantly reinsured. A reinsurance panel is in place to provide reinsurance, predominantly on a quota share basis, across the range of benefits. A facultative reinsurance panel is also used to assist the placement of very large cases.

Southern and Eastern Europe

Aegon uses reinsurance for its life and non-life businesses in order to mitigate insurance risk. The majority of treaties in force for Aegon’s operations in Central & Eastern Europe are non-proportional excess of loss programs - except for the life reinsurance treaties - which are made on a surplus and quota-share basis (including various riders). The most significant reinsurance program currently in force is a property catastrophe excess of loss treaty.

Aegon Spain has a ’one Aegon’ reinsurance management policy. This means that both its joint ventures in Spain & Portugal and own business are treated as a whole, with similar economic conditions and a similar panel of reinsurers, while individual profit shares without losses are carried forward by each entity belonging to Aegon Spain. The main contract for mortality and

Aegon Annual Report on Form 20-F 2019

108	Reinsurance ceded

morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. Aegon Spain thereby seeks to optimize the cost of reinsurance coverage, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Household insurance contracts for the Aegon Santander joint ventures follow the same principles, with maximum retention levels varying both by product and by the nature of the risk being reinsured. Natural catastrophe reinsurance programs are also in place to provide cover for high impact - low frequency events.

Asia

China: Aegon THTF

Aegon THTF shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Aegon THTF reviews the reinsurance structure regularly, adjusting it based on claims experience and its risk acceptance capability.

India: Aegon Life

In India, Aegon Life reinsures the mortality and morbidity risks of the policies it sells.

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

Aegon Annual Report on Form 20-F 2019

109	Risk management

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

This section provides a description of Aegon’s risk management. Risks and risk management are also referred to in various other sections of Aegon’s Integrated Annual Report, as they are relevant throughout the Company, for its various activities and its financial results. Relevant sections are: Aegon’s business environment on page 14; note 4 on Financial Risks in the notes to the consolidated financial statements on page 184; and Risk factors on page 365.

Enterprise Risk Management (ERM) framework

Aegon’s ERM framework is designed and applied to identify and manage potential risks that may affect Aegon. This means identifying and managing individual and aggregate risks within Aegon’s risk tolerance in order to provide reasonable assurance regarding the achievement of Aegon’s objectives. The ERM framework covers the ERM components as identified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon’s businesses for which it has operational control. Aegon’s businesses are required to either adopt the Group level ERM framework directly, or tailor it to local needs while meeting the requirements of the Group level ERM framework.

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

Aegon’s risk appetite statement and risk tolerances are established in order to assist management in carrying out Aegon’s strategy using the resources available to Aegon. The risk appetite statement is linked to Aegon’s purpose of helping people achieve a lifetime of financial security. Aegon’s risk appetite statement emphasizes that Aegon businesses:

“Fulfill our promises towards our customers and other stakeholders by delivering sustainable growing long-term free capital generation, with strong resilience in solvency and liquidity, healthy balance in exposures, and by running a responsible business with effective controls.”

Following from the risk appetite statement, risk tolerances are defined on:

1	Capital generation, to ensure free capital generation remains sufficiently in line with projections.
2	Solvency and liquidity, to ensure that Aegon remains solvent and liquid even under adverse scenarios.
3	Risk balance, to ensure a healthy balance of risk exposures that supports delivering on targets for capital generation and return on capital.
4

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

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the Company is exposed. In order to assess all risks, a consistent methodology for measuring risks is required. Aegon’s methodology for this is documented in a manual and kept up-to-date. The risk metrics are embedded in Aegon’s key reports and are used for decision making.

Risk response

Aegon distinguishes the following risk responses:

◆	When the risk exposure is within the set risk tolerance, management can accept the risk; and
◆	When an exposure exceeds the established risk tolerance or if cost-benefit analysis supports further actions, management can decide to control, transfer or avoid the risk.

Aegon Annual Report on Form 20-F 2019

110	Risk management

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

Risk universe and risk appetite

The risk factors described in this Integrated Annual Report (see risk factors in the ’additional information’ section) generally have an impact on financial markets (e.g. interest rates and share prices), underwriting assumptions (e.g. longevity and policyholder behavior) or result in operational risk events (e.g. fraud and business disruption). Aegon’s risk universe is structured to reflect the type of risk events to which the Company is exposed. The identified risk categories are financial risk, underwriting risk and operational risk. Specific risk types are identified within these risk categories. The risk universe captures all known material risks to which Aegon is exposed. These risks, internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon’s core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, investment risk, interest rate risk and currency risk.	Low to medium - Accepted where it meets customer needs and the risk return profile is acceptable.
Operational	Operational risk results from operational failures or external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low - Accepted to serve customer needs, but mitigated as much as possible.

Most significant risks

The most significant risks Aegon faces in terms of exposures and required capital are:

◆	Financial markets risks (particularly related to credit, equity and interest rates), and
◆	Underwriting risk (particularly related to longevity and policyholder behavior).

Description of risk types

Financial risk

Credit risk

Credit risk is the risk of economic loss due to the deterioration in the financial condition of counterparties, either through fair value losses on traded securities or through defaults on traded securities, loans and mortgages. Having a well-diversified investment portfolio means that Aegon can accept credit spread risk to earn a liquidity premium on assets that match liabilities. The focus is on high-quality securities with low expected defaults because Aegon has a low appetite for default risk.

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

Aegon Annual Report on Form 20-F 2019

111	Risk management

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

Liquidity risk

Aegon needs to maintain sufficient liquidity to meet short-term cash demands not only under normal conditions, but also in the event of a crisis. To that end, Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place.

Underwriting risk

Underwriting risk relates to the products sold by Aegon’s insurance entities, and represents the risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, morbidity, policyholder behavior, P&C claims and expenses. Aegon has a preference to selectively grow underwriting risk, but this must work hand-in-hand with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical liabilities are reviewed on a regular basis. Please refer to note 3 Critical accounting estimates and judgment in applying accounting policies to the consolidated financial statement for further information.

Operational risk

Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in used models, actions by personnel, non-compliance to laws and regulations, and natural or man-made disasters including climate change. In addition, major programs or organizational transformations may also increase potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to avoid such issues as system failures, business disruption, financial crime and breaches of information security. Aegon monitors and analyses these risks on a regular basis, and where necessary revises contingency plans to deal with them. Aegon’s operational risk universe distinguishes eight risk types: business risk; legal, regulatory, conduct and compliance risks; tax risk; financial crime risk; processing risk; systems and business disruption risk; people risk; and facility risk. These level 1 risk types are split out into more granular level 2 risk types. The operational risk universe also covers social and environmental risks. Please refer to the chapter non-financial policies, procedures and outcomes for an overview of how various social and environmental issues are incorporated in decision making processes and policies throughout the company.

Information security risk

Information security risk has been recognized by Aegon as an important operational risk. Aegon’s global information security program is intended to establish security controls that safeguard data, technology and operations, as well as activities outsourced to third parties. Aegon recognizes the need to continually strengthen its existing security control environment and preventative tooling as new cyber threats and exposures emerge. Evaluations and scenario testing of security controls - including detection and response capabilities - are performed by both internal and external experts, and identified vulnerabilities are tracked and monitored by management. This program is overseen by Aegon’s Global Chief Information Security Officer, who has a direct reporting line to the Global Chief Technology Officer, who is a member of the Management Board, in conjunction with local business unit management and information security officers. Moreover, periodic updates are provided to Aegon’s Supervisory Board. Aegon takes cybercrime very seriously, and is committed to enhancing its existing systems over time in order to provide additional protections to its systems and information.

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

Fraud risk

Aegon is committed to a strong anti-fraud program to protect its and clients assets from fraudulent behavior of clients, business partners, employees or any other external entity or individual. Mandatory requirements for identifying, mitigating and monitoring internal, external and intermediary fraud risks are captured in the Group Anti-Fraud policy. Aegon Regions have implemented these requirements in local policies, processes and procedures. As part of Systematic Integrity Risk Analysis (SIRA) 2019 all regions provided insight in their local anti-fraud programs and indicated that controls with regard to internal, external and intermediary fraud are properly designed and operating effectively.

Aegon Annual Report on Form 20-F 2019

112	Risk management

Business environment scan

In addition to the management of described risk types, Aegon performs a business environment scan. This scan brings together the former emerging risk process and the materiality assessment as described in the 2018 Annual Report. The aim is to identify topics, including opportunities and new and developing risks, which could have significant impact on value creation and Aegon’s financial strength, competitive position or reputation. The scan is meant to ensure ongoing appropriateness of the risk universe, to ensure completeness of Aegon’s risk assessment and to provide input for ongoing strategy development.

The business environment scan is performed on a two-yearly basis with annual updates for significant changes.

Topic identification, mapping and selection are based on desk research, interviews with experts and management selection. Outcomes can be used for materiality reporting, as input for Aegon’s strategy process and for possible follow-up in terms of further analysis, tracking or as global project. For more information on the materiality reporting refer to the section Aegon’s business environment on page 14.

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

For a description of the main roles and responsibilities of the SBRC see the section on the Risk Committee on page 50 of the Report of the Supervisory Board in this Annual Report.

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

The Executive Board and Management Board are supported by the Group Risk & Capital Committee (GRCC). The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring and risk management related decisions on behalf of the Executive Board in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength, credit rating objectives and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels which threaten the risk balance, as well as any potential threats to the Company’s solvency, liquidity or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC),

Aegon Annual Report on Form 20-F 2019

113	Risk management

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

The following roles are important in order to realize the objective of the Risk Management function:

◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;
◆	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and
◆	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the following responsibilities can be distinguished:

Advising on risk-related matters

◆	Bringing businesses together to facilitate information exchange, sharing best practices and working together on relevant case studies and external standards in order to develop, adopt and maintain relevant standards of practice throughout Aegon; and
◆	Optimizing the use of capital and growth within risk/return and consumer conduct criteria.

Supporting and facilitating

◆	Developing and maintaining the global ERM framework for identifying, measuring and managing all material risks the Company is exposed to as defined in Aegon’s risk universe and protecting Aegon’s reputation;
◆	Developing and maintaining Aegon’s risk methodology as described in the Aegon Market Consistent Reporting Manual (AMCRM);
◆	Supporting the businesses with implementing the ERM framework, risk methodology and standards of practice where needed;
◆	Supporting the Management Board in ensuring the effective operation of the ERM framework and related processes, providing subject matter expertise to businesses as appropriate and facilitating information exchange on good risk practices;
◆	Identifying and analyzing emerging risks, being input for ongoing risk strategy development and to ensure that Aegon’s risk universe remains up to date;
◆	Designing the Solvency II PIM, including the validation thereof. Model validation ensures independent review of methodology, assumptions, data, testing, production, reporting and use of the Solvency II PIM;
◆	Analyzing Solvency II PIM outputs and performance and reporting results to the Boards and relevant (Supervisory) Committees;
◆	Providing subject matter expertise from the Centers of Excellence of the global Risk Management function to business areas through review of key initiatives, transactions, programs, projects, assumptions, methodologies and results across all important paradigms;
◆	Providing assurance on the integrity of models and modelled cash flows through model validations and maintenance of model validation policies and standards; and
◆	Promoting a strong risk management culture across Aegon, including review of performance targets and remuneration in line with the Aegon Group Global Remuneration Framework.

Challenging and monitoring

◆	Monitoring the ERM framework and overseeing compliance with group-wide risk governance requirements, risk strategy and risk tolerances, risk policies and risk methodology, which are applicable to all businesses for which Aegon has operational control;

Aegon Annual Report on Form 20-F 2019

114	Risk management

◆	Ensuring appropriate risk management information is prepared for use by the GRCC, the Management Board, the Executive Board and Supervisory Board;
◆	Overseeing material risk, balance sheet and business decisions taken throughout Aegon in line with established risk governance arrangements;
◆	Monitoring and reporting on risk exposures and advising the Boards and (Supervisory) Committees on risk management related matters, including in relation to strategic affairs such as corporate strategy, mergers and acquisitions and major projects and investments;
◆	Monitoring that the PIM is and remains appropriate to the Company’s risk profile and informing the Management Board and the Supervisory Board about the on-going performance, suggesting improvements;
◆	Monitoring risk exposures and risk policy compliance, including review of the Own Risk and Solvency Assessment (ORSA) and Recovery Plan defined triggers and early warning indicators;
◆	Acting as independent business partner with focus on talent development, control excellence, customer conduct, capital allocation and by providing management focused risk tools or fostering debates and proactively challenging on key business developments that may create significant exposure for example through hedging and investment remits;
◆	Providing assurance on the integrity of models through model validations and maintenance of model validation policies and standards; and
◆	Embedding robust oversight and risk management culture and processes; and
◆	Protecting group capital for all stakeholders.

Aegon’s Group and business unit’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.

Internal control system

Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes and the documentation and reporting of administrative and accounting information. The internal control system is embedded through policies and frameworks such as the ERM framework, the Model Validation Framework and the Operational Risk Management (ORM) Framework, which is considered more encompassing in scope than the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013), on which criteria for the internal control system are based.

The internal control system has been developed in accordance with regulations that Aegon must comply with (i.e. Sarbanes-

Oxley Act and Solvency II). Aegon’s control activities should assure an adequate level of internal control over Aegon’s objectives and in particular compliance, operational and financial reporting objectives including the production of IFRS and Solvency II numbers. The objective is to provide assurance regarding the reliability, accuracy, completeness, timeliness and quality of internal and external (regulatory) reporting, the safeguarding of assets, and compliance with internal and external requirements. A key element of Aegon’s internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization.

In 2019, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, the Risk Committee, the Supervisory Board and the Audit Committee of the Supervisory Board. No material weaknesses were observed, and no significant changes or major improvements were made or planned to the risk management and internal control systems following from the review.

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

IBOR transition

The future of IBORs (Interbank Offered Rates) such as Euribor, Eonia and LIBOR has been a major topic on the global agenda since the G20 asked the Financial Stability Board (FSB) to undertake a fundamental review of leading interest rate benchmarks in 2013. The FSB proposed new standards to reform interest rate benchmarks and the use of transaction-based input data instead of non-transactional/panel input data. In the EU this is adopted in the new Benchmark Regulation (BMR) which stipulates that from January 2020 only BMR compliant benchmarks may be used within the EU.

Aegon recognizes that IBOR transitions potentially have implications for all reporting units, including our insurance, asset

Aegon Annual Report on Form 20-F 2019

115	Risk management

management and banking activities. Despite current uncertainties on how the transition from IBORs to alternative benchmarks will be managed, it is widely acknowledged that IBOR benchmarks impact financial products and contracts, including among others derivatives, corporate bonds, structured debt products, deposits and mortgages.

The impact of the IBOR transition on the business and operating models are described in transition plans and include among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation.

Geopolitical environment

The United Kingdom has left the European Union and is currently in a standstill transition period until the end of December 2020. Technically, this period can be extended by two years but that has to be agreed by June at the latest according to the Withdrawal Agreement between the EU and the UK. Hence, Brexit remains of special consideration this year because of the uncertainty regarding the future relationship between the EU and the UK after the transition phase expires, which could expose Aegon to similar risk characteristics of a hard Brexit scenario. Aegon hence continues to prepare itself for the worst Brexit outcome. The main consequences of a ‘hard Brexit’ have been identified and contingency plans are in place. These plans are updated on a continuous basis. Focus areas for Aegon have been derivatives, data transfer and cross border policies.

Aegon Annual Report on Form 20-F 2019

116	Controls and procedures

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2019, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.

Due to the listing of Aegon shares on the New York Stock Exchange, Aegon is required to comply with the US Securities and Exchange Commission regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that Aegon’s CEO (the Chairman of the Executive Board) and CFO report on and certify the effectiveness of Aegon’s internal controls over financial reporting on an annual basis. Furthermore, external auditors are required to provide an opinion on the effectiveness of Aegon’s internal controls over financial reporting. The SOX 404 statement by the Executive Board is stated below. The report of the external auditor is included in the auditor’s report on the Annual Report on Form 20-F (page 334).

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

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2019.

In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2019. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2019, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included in the auditor’s report on the Annual Report on Form 20-F (page 334).

Management’s assessment of going concern

The directors and management of Aegon have adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future.

Relevant facts and circumstances relating to the consolidated financial position on December 31, 2019, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity and access to capital markets, together with the factors likely to affect Aegon’s future development, performance and financial position. Commentary on these is set out in the ’Capital and liquidity management’, ‘Risk management’, ‘Results of operations’ and ‘Business overview’ sections in this Annual Report. Taking into account the financial performance of the Company, its continued ability to access capital markets, the fact that its solvency and leverage ratios are well within target range, and the level of excess cash in the holding, management concluded that the going concern assumption is appropriate.

The Hague, the Netherlands, March 18, 2020

The Executive Board of Aegon N.V.

Aegon Annual Report on Form 20-F 2019

118

Financial information

120	Selected financial data

122	Results of operations

123	◆ Results 2019 worldwide

129	◆ Results 2019 Americas

133	◆ Results 2019 Europe

138	◆ Results 2019 Asia

141	◆ Results 2019 Aegon Asset Management

Consolidated financial statements of Aegon N.V.

143	Exchange rates

144	Consolidated income statement of Aegon N.V.

145	Consolidated statement of comprehensive income of Aegon N.V.

146	Consolidated statement of financial position of Aegon N.V.

147	Consolidated statement of changes in equity of Aegon N.V.

150	Consolidated cash flow statement of Aegon N.V.

Notes to the consolidated financial statements

151	1 General information

151	2 Significant accounting policies

180	3 Critical accounting estimates and judgment in applying accounting policies

184	4 Financial risks

210	5 Segment information

220	6 Premium income and premiums paid to reinsurers

221	7 Investment income

222	8 Fee and commission income

222	9 Income from reinsurance ceded

222	10 Results from financial transactions

223	11 Other income

224	12 Policyholder claims and benefits

224	13 Profit sharing and rebates

224	14 Commissions and expenses

226	15 Impairment charges / (reversals)

227	16 Interest charges and related fees

227	17 Other charges

228	18 Income tax

230	19 Earnings per share

230	20 Dividend per common share

231	21 Cash and cash equivalents

234	22 Investments

235	23 Investments for account of policyholders

236	24 Derivatives

239	25 Investments in joint ventures and associates

241	26 Reinsurance assets

243	27 Deferred expenses

243	28 Other assets and receivables

247	29 Intangible assets

249	30 Shareholders’ equity

255	31 Other equity instruments

257	32 Subordinated borrowings

257	33 Trust pass-through securities

257	34 Insurance contracts

261	35 Investment contracts

262	36 Guarantees in insurance contracts

266	37 Borrowings

268	38 Provisions

268	39 Defined benefit plans

275	40 Deferred tax

277	41 Other liabilities

277	42 Accruals

277	43 Capital management and solvency

282	44 Fair value

294	45 Commitments and contingencies

298	46 Transfers of financial assets

301	47 Offsetting, enforceable master netting arrangements and similar agreements

301	48 Business combinations

303	49 Group companies

305	50 Related party transactions

307	51 Events after the reporting period

Aegon Annual Report on Form 20-F 2019

119

Financial statements of Aegon N.V.

310	Income statement of Aegon N.V.

311	Statement of financial position of Aegon N.V.

Notes to the financial statements

312	1 General information

312	2 Significant accounting policies

312	3 Investment income

312	4 Results from financial transactions

313	5 Commissions and expenses

313	6 Interest charges and related fees

313	7 Income tax

313	8 Shares in group companies

314	9 Loans to group companies

314	10 Receivables

314	11 Other current assets

314	12 Share capital

316	13 Shareholders’ equity

319	14 Other equity instruments

320	15 Subordinated borrowings

321	16 Long-term borrowings

321	17 Current liabilities

321	18 Commitments and contingencies

321	19 Number of employees

321	20 Auditor’s remuneration

321	21 Events after the reporting period

322	22 Proposal for profit appropriation

Other information

323	Profit appropriation

324	Major shareholders

Other financial information

327	Schedule I

328	Schedule II

330	Schedule III

332	Schedule IV

333	Schedule V

334	Auditor’s report on the Annual Report on Form 20-F

Additional information

338	Overview of Americas

346	Overview of the Netherlands

352	Overview of United Kingdom

356	Overview of Southern and Eastern Europe

360	Overview of Asia

363	Overview of Aegon Asset Management

365	Risk factors Aegon N.V.

386	Compliance with regulations

387	Property, plant and equipment

387	The offer and listing

387	Material contracts

387	Exchange controls

388	Employees and labor relations

389	Dividend policy

390	Memorandum and Articles of Association

392	Taxation

399	Purchases of equity securities by the issuer and affiliated purchasers

400	Principal accountant fees and services

Other non-financial information

402	Non-financial data

405	Basis of preparation

408	Reference tables

408	◆ International Integrated Reporting Council (IIRC) framework

409	◆ EU Directive on Non-Financial Information

410	◆ Task Force on Climate-related Financial Disclosures (TCFD)

416	◆ UN Principles for Sustainable Insurance (PSI)

417	◆ UN Sustainable Development Goals (SDG)

419	◆ International Responsible Business Conduct Agreement

420	Glossary

426	Abbreviations

427	Disclaimer

429	Contact

430	Documents on display

431	Index to Exhibits

Aegon Annual Report on Form 20-F 2019

120	Selected financial data

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 144-307) of this Annual Report.

Selected consolidated income statement information

In EUR million (except per share amount)	2019	2018	2017	2016	2015
Amounts based upon IFRS
Premium income	18,138	19,316	22,826	23,453	22,925
Investment income	7,531	7,035	7,338	7,788	8,525
Total revenues 1)	28,197	28,914	32,973	33,655	33,902
Income/ (loss) before tax	1,457	751	2,534	610	(514)
Net income/ (loss)	1,239	711	2,469	438	(431)

Earnings per common share
Basic	0.56	0.29	1.14	0.15	(0.27)
Diluted	0.56	0.29	1.14	0.15	(0.27)

Earnings per common share B
Basic	0.01	0.01	0.03	-	(0.01)
Diluted	0.01	0.01	0.03	-	(0.01)
[1] Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

Selected consolidated balance sheet information

In million EUR	2019	20181)	20171)	20161)	20151)
Amounts based upon IFRS
Total assets	440,348	392,633	395,923	425,425	415,415
Insurance and investment contracts	371,584	330,586	324,392	344,967	343,752
Borrowings including subordinated and trust pass-through securities	11,650	13,583	14,532	14,076	13,361
Shareholders’ equity	21,850	19,200	20,266	20,428	22,296

[1]

Amounts have been restated to reflect voluntary changes in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2019

121	Selected financial data

Number of common shares

In thousands	2019	2018	2017	2016	2015
Balance at January 1	2,095,648	2,095,648	2,074,549	2,147,037	2,145,948
Share issuance	-	-	-	-	-
Stock dividends	9,491	-	21,099	10,629	1,089
Shares withdrawn	-	-	-	(83,117)	-
Balance at end of period	2,105,139	2,095,648	2,095,648	2,074,549	2,147,037

Number of common shares B

In thousands	2019	2018	2017	2016	2015
Balance at January 1	585,022	585,022	585,022	585,022	581,326
Share issuance	-	-	-	-	3,696
Balance at end of period	585,022	585,022	585,022	585,022	585,022

Dividends

Aegon declared interim and final dividends on common shares for the years 2015 through 2019 in the amounts set forth in the following table. The 2019 interim dividend amounted to EUR 0.15 per common share and EUR 0.00375 per common share B. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 20, 2019. At the General Meeting of Shareholders currently scheduled for May 15, 2020, the Executive Board will, in line with its earlier announcement and absent a further significant deterioration of market circumstances, propose a final dividend of EUR 0.16 per common share (at each shareholders option in cash or in stock), and EUR 0.004 per common share B, which has financial rights attached to it of 1/40th of a common share. This will bring the total dividend for 2019 to EUR 0.31 per common share and EUR 0.00775 per common share B. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (‘CEST’)) on the US-ex dividend day.

	EUR per common share1)			USD per common share1)
Year	Interim	Final	Total	Interim	Final	Total
2015	0.12	0.13	0.25	0.13	0.15	0.28
2016	0.13	0.13	0.26	0.15	0.15	0.29
2017	0.13	0.14	0.27	0.15	0.16	0.32
2018	0.14	0.15	0.29	0.16	0.17	0.33
2019	0.15	0.16 2)	0.31	0.17

[1]	Paid at each shareholders’ option in cash or in stock.
[2]	Proposed.

Aegon Annual Report on Form 20-F 2019

122	Results of operations

Results of operations

This Integrated Annual Report includes the non-IFRS financial measure underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in note 5 ‘Segment information’ of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in China, India, Japan, Mexico, the Netherlands, Portugal and Spain and Aegon’s associates in Brazil, France, the Netherlands and United Kingdom.

The information on the following tables also includes the non-IFRS financial measure net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in this section. Aegon believes that these non-IFRS measures provides meaningful supplemental information about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses.

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

For the discussion on our operating results for the year ended December 31, 2017, including certain comparative discussion on our operating results for the years ended December 31, 2017 and December 31, 2018, please refer to the section Results of operations on pages 103 to 139 in Aegon’s 2018 Annual Report on Form 20-F.

Aegon Annual Report on Form 20-F 2019

123	Results of operations - Worldwide

Results 2019 worldwide

Underlying earnings geographically

Amounts in EUR millions	2019	2018	%
Net underlying earnings	1,651	1,754	(6)
Tax on underlying earnings	322	320	1

Underlying earnings before tax geographically

Americas	1,124	1,216	(8)

The Netherlands	648	615	5

United Kingdom	139	128	9

Southern & Eastern Europe	88	96	(8)

Europe	875	839	4

Asia	62	55	13

Asset Management	139	151	(8)

Holding and other activities	(227)	(188)	(21)
Underlying earnings before tax	1,973	2,074	(5)

Fair value items	(601)	(291)	(107)

Gains / (losses) on investments	405	(77)	n.m.

Net impairments	(22)	(19)	(15)

Other income / (charges)	(281)	(875)	68

Run-off businesses	23	(14)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,497	798	88

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	40	47	(15)

Income tax	(258)	(87)	(195)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(40)	(47)	15
Net income / (loss)	1,239	711	74

Commissions and expenses	6,601	6,673	(1)

of which operating expenses	3,929	3,786	4

New life sales
Amounts in EUR millions	2019	2018	%
Americas	419	420	-

The Netherlands	136	101	35

United Kingdom	41	40	3

Southern & Eastern Europe	133	137	(3)

Europe	311	278	12

Asia	131	122	7
Total recurring plus 1/10 single	861	820	5

Amounts in EUR millions	2019	2018	%
New premium production accident and health insurance	230	308	(25)

New premium production general insurance	129	121	6

Aegon Annual Report on Form 20-F 2019

124	Results of operations - Worldwide

Gross deposits (on and off balance)

Amounts in EUR millions	2019	2018	%

Americas	40,406	38,279	6

The Netherlands	13,207	10,169	30

United Kingdom	9,749	13,223	(26)

Southern & Eastern Europe	351	406	(14)

Europe	23,307	23,798	(2)

Asia	7	128	(94)

Asset Management	80,939	59,495	36

Total gross deposits	144,660	121,700	19

Net deposits (on and off balance)
Amounts in EUR millions	2019	2018	%

Americas	(29,371)	(14,734)	(99)

The Netherlands	1,445	1,411	2

United Kingdom	(3,487)	1,225	n.m.

Southern & Eastern Europe	19	143	(87)

Europe	(2,023)	2,779	n.m.

Asia	1	7	(83)

Asset Management	6,841	7,526	(9)

Total net deposits excluding run-off businesses	(24,551)	(4,421)	n.m.

Run-off businesses	(578)	(234)	(147)
Total net deposits / (outflows)	(25,130)	(4,656)	n.m.

Worldwide revenues geographically 2019

Amounts in EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Asset Management	Holding, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated
Total life insurance gross premiums	7,279	1,765	6,282	552	8,598	737	-	3	16,617	(691)	15,926

Accident and health insurance premiums	1,416	228	28	110	366	91	-	-	1,872	(50)	1,823

General insurance premiums	-	130	-	382	512	-	-	-	512	(122)	390
Total gross premiums	8,694	2,123	6,309	1,044	9,476	828	-	3	19,002	(864)	18,138

Investment income	3,172	2,224	1,830	76	4,130	303	5	(15)	7,595	(64)	7,531

Fees and commission income	1,757	237	197	50	484	59	627	(187)	2,740	(218)	2,523
Other revenue	8	-	-	-	-	1	1	5	16	(10)	6
Total revenues	13,631	4,583	8,337	1,171	14,091	1,191	633	(194)	29,352	(1,155)	28,197

Number of employees, including agent employees	8,570	3,582	2,261	2,853	8,696	4,540	1,535	416	23,757

Aegon Annual Report on Form 20-F 2019

125	Results of operations - Worldwide

Worldwide revenues geographically 2018
Amounts in EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Asset Management	Holding, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated
Total life insurance gross premiums	7,004	1,632	7,509	622	9,763	779	-	2	17,548	(579)	16,969

Accident and health insurance premiums	1,571	219	29	102	351	94	-	-	2,015	(36)	1,979

General insurance premiums	-	136	-	343	479	-	-	-	479	(112)	367
Total gross premiums	8,575	1,987	7,539	1,067	10,592	873	-	2	20,042	(727)	19,316

Investment income	3,125	2,265	1,346	83	3,695	268	5	2	7,095	(59)	7,035

Fees and commission income	1,826	211	198	63	473	58	632	(206)	2,782	(224)	2,558
Other revenue	5	-	-	-	-	2	1	4	12	(6)	5
Total revenues	13,530	4,463	9,083	1,213	14,760	1,201	638	(199)	29,930	(1,016)	28,914

Number of employees, including agent employees	8,824	3,548	3,135	2,837	9,520	6,344	1,464	390	26,543

Aegon Annual Report on Form 20-F 2019

126	Results of operations - Worldwide

Results 2019 worldwide

Aegon’s net income in 2019 increased compared with 2018 to EUR 1,239 million. Underlying earnings before tax decreased by 5% compared with 2018 to EUR 1,973 million in 2019, due to lower underlying earnings before tax from Americas, Asset Management and Holding and other activities. These were partly offset by higher earnings from Europe and Asia. The increase in net income in 2019 compared with 2018 was driven by higher gains on investments and lower other charges.

Net income

Net income amounted to EUR 1,239 million in 2019, as underlying earnings before tax of EUR 1,973 million were partly offset by fair value losses, other charges, net impairments and income taxes. These items in turn offset gains on investments and gains from run-off businesses. The effective tax rate amounted to 17%, mainly as a result of tax exempt income items and the use of tax credits in the United States and in the United Kingdom the own employee pension plan moving into surplus.

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased compared with 2018 to EUR 1,973 million in 2019. This was mainly driven by the Americas as a result of lower fee revenues in Variable Annuities, the negative impacts from lower rates and developments in portfolios on intangibles in the Life business, and investments in the US businesses to support growth. The other main contributor to the decrease in underlying earnings before tax was Holdings and other activities, primarily due to more interest expenses being recorded via the income statement instead of directly through equity. Europe was the main offsetting reporting segment, with a 4% increase of underlying earnings before tax in 2019 compared with 2018.

◆	In the Americas, underlying earnings before tax in 2019 decreased by 8% compared with 2018 to EUR 1,124 million caused by lower fee revenues in Variable Annuities, negative impacts from lower interest rates, tighter credit spreads and portfolios on intangibles in the Life business, and investments in the business to support growth. These more than offset the effect of favorable currency movements.
◆	In Europe, underlying earnings before tax in 2019 increased by 4% compared with 2018 to EUR 875 million as a result of growth in the Netherlands and the United Kingdom, more than offsetting the lower earnings from Southern & Eastern Europe due to the divestment of Aegon’s businesses in the Czech Republic and Slovakia.
◆	In Asia, underlying earnings before tax improved by 7% compared with 2018 to EUR 62 million in 2019. This was mainly driven by Aegon Insights, reflecting expense savings and favorable claims experience.
◆	Underlying earnings before tax from Asset Management decreased by 8% in 2019 compared with 2018 to EUR 139 million. This decrease was mainly driven by Europe and the Americas, more than offsetting an increase of underlying earnings before tax in the Rest of World.
◆	Total Holdings costs amounted to EUR 227 million in 2019 compared with EUR 188 million in 2018. This is mainly due to the refinancing of debt. Aegon redeemed perpetual securities, for which the interest expense was recorded directly through equity, and issued dated (Tier 2) instruments, for which the interest expense is recorded through the profit & loss statement.

Fair value items

The loss from fair value items amounted to EUR 601 million in 2019. Fair value losses in Europe were the main driver, totaling EUR 866 million in 2019. This was primarily related to the Netherlands, where the liability adequacy test (LAT) showed a shortfall during 2019 which in turn was partly offset by gains on derivatives and the guarantee provision. The United Kingdom also recorded fair value losses, mainly because of hedging results. Fair value gains in the Americas amounted to EUR 272 million in 2019, and mainly related to positive real estate revaluations and favorable equity markets leading to gains on the macro hedge, net of reserve movements. Losses on fair value items in Asia and at the Holding totaled EUR 8 million in 2019.

Realized gains on investments

Realized gains on investments amounted to EUR 405 million in 2019, driven by Europe and the Americas. In Europe these related largely to optimization of the investment portfolio in the Netherlands. In the Americas, the realized gains on investments were driven by bond calls and prepayments, mortgage loan gains, and normal trading activity.

Impairment charges

Net impairments of EUR 22 million in 2019 mainly related to the impairments of corporate bonds resulting from bankruptcy filings in the United States and the impairment of consumer loans in the Netherlands. These were partly offset by recoveries for structured assets in the Americas, all of which were originally impaired between 2008 and 2013.

Aegon Annual Report on Form 20-F 2019

127	Results of operations - Worldwide

Other charges

Other charges amounted to EUR 281 million in 2019. The Americas recorded other charges of EUR 156 million in 2019 mainly due to unfavorable impacts from model and assumption changes. Furthermore, other charges were recorded in relation to the operation of administration partnerships with TCS and LTCG, as well as following the decision to exit the Akaan Transamerica joint venture in Mexico. For Europe, the other charges totaled EUR 5 million. The main negative elements were unfavorable impacts from model and assumption changes and restructuring charges, both in the Netherlands and the United Kingdom. The main positive items were a provision release in the Netherlands following the change in pension scheme for own employees and a gain resulting from the sale of Aegon’s Czech and Slovak operations. For the Holdings, other charges amounted to EUR 95 million and resulted primarily from IFRS 9/17 implementation expenses. The other charges for Asset Management and Asia totaled EUR 25 million.

Run-off businesses

The results of run-off businesses increased compared with 2018 to a gain of EUR 23 million in 2019, driven mainly by higher income from the retained individual life reinsurance business.

Income tax

The effective tax rate amounted to 17%, mainly as a result of regular tax exempt income items and the use of tax credits in the United States, and the one-time benefits from the own employee pension plan moving into surplus. The effective tax rate on underlying earnings before tax amounted to 16%.

Commissions and expenses

Commissions and expenses decreased by 1% compared with 2018 to EUR 6.6 billion in 2019. Operating expenses increased by 4% compared with 2018 to EUR 3.9 billion in 2019. This increase primarily reflects lower restructuring expenses being more than offset by investments to support growth and customer experience in addition to higher IFRS 9/17 implementation expenses.

Production

Compared with 2018, gross deposits were up by 19% to EUR 144.7 billion in 2019, driven by higher Asset Management deposits, driven by Aegon’s Chinese joint venture Aegon Industrial Fund Management Company (AIFMC). Net outflows during 2019 amounted to EUR 25.1 billion and were primarily due to outflows in the Americas in the Retirement Plan business following contract discontinuances and higher participant withdrawals. Europe exhibited net outflows resulting from the United Kingdom, more than offsetting net inflows in the Netherlands. Asset Management also recorded net inflows, primarily driven by the strategic partnership AIFMC. New life sales improved by 5% compared with 2018 to EUR 861 million in 2019, mainly driven by Europe, primarily as a result of a buy-out deal and a purchase of additional yearly pension increases by an existing customer, both in the Netherlands. New premium production for

Accident & Health and property & casual insurance decreased by 16% in 2019 compared with 2018 to EUR 359 million in 2018, mainly driven by the previously announced strategic decision to exit the travel insurance, affinity and stop loss insurance segments in the United States.

Capital management

During 2019, shareholders’ equity increased with EUR 2.6 billion to EUR 21.8 billion, mainly as a result of lower interest rates and tighter credit spreads and their impact on the revaluation reserve, in combination with retained earnings. These were partly offset by the impact of lower interest rates on the remeasurement of the defined benefit obligations. Aegon’s shareholders’ equity, excluding revaluation reserves, amounted to EUR 16 billion on December 31, 2019, or EUR 7.79 per common share.

The gross leverage ratio based on IFRS as adopted by the EU improved to 28.5% on December 31, 2019, compared with 29.2% at the end of 2018, which was mostly the result of the higher shareholders’ equity excluding revaluation reserves, in combination with a net deleveraging during 2019. Excess cash in the holding declined in 2019 compared with 2018 to EUR 1.2 billion, as remittances from business units were more than offset by dividends to shareholders, interest payments, operating expenses and capital injections into the units, and net debt deleveraging and the associated costs.

On December 31, 2019, Aegon’s estimated Solvency II ratio amounted to 201%, down from 211% at the end of 2018. This decrease was driven by unfavorable impacts from market movements and model and assumption updates, more than offsetting normalized capital generation. The RBC ratio in the United States improved to 470% on December 31, 2019, up from 465% on December 31, 2018. This was mainly driven by retained capital generation and favorable one-time items. In the Netherlands, the estimated Solvency II ratio at the end of 2019 amounted to 171%, down from 181% at the end of 2018. The ratio was impacted by adverse market impacts, notably credit spread movements, and adverse changes in required capital for illiquid investments, which more than offset normalized capital generation and the effect of management actions. The estimated Solvency II ratio at the end of 2019 of Aegon United Kingdom amounted to 157%, down from 184% at the end of 2018. The decrease was mainly driven by remittance payments to the holding, including a special dividend, and the adverse impact of markets and assumption updates.

The Solvency ratios as disclosed in this section represent Aegon’s estimates, are not final until filed with the regulator, and are subject to supervisory review.

Aegon Annual Report on Form 20-F 2019

128	Results of operations - Worldwide

Dividends from and capital contributions to business units

Aegon’s business units remitted over EUR 1.2 billion to the Group during 2019, including EUR 809 million from the Americas and EUR 251 million from the United Kingdom. Aegon spent EUR 401 million on capital injections, including earn-out payments, while the proceeds from divestments amounted to EUR 131 million.

Aegon Annual Report on Form 20-F 2019

129	Results of operations - Americas

Results 2019 Americas

	Amounts in USD millions			Amounts in EUR millions
	2019	2018	%	2019	2018	%
Net underlying earnings	1,083	1,276	(15)	967	1,080	(10)
Tax on underlying earnings	175	161	9	157	136	15
Underlying earnings before tax by business
Life	186	263	(30)	166	223	(26)
Accident & Health	241	259	(7)	215	220	(2)
Retirement plans	160	195	(18)	143	165	(13)
Mutual funds	37	45	(17)	33	38	(12)
Variable annuities	423	469	(10)	378	397	(5)
Fixed annuities	110	114	(3)	99	96	2
Stable Value Solutions	85	93	(8)	76	79	(3)
Latin America	15	(2)	n.m.	14	(2)	n.m.
Underlying earnings before tax	1,258	1,437	(12)	1,124	1,216	(8)

Fair value items	304	(724)	n.m.	272	(613)	n.m.
Gains/(losses) on investments	140	(241)	n.m.	125	(204)	n.m.
Net impairments	16	(10)	n.m.	14	(9)	n.m.
Other income/(charges)	(174)	(469)	63	(156)	(397)	61
Run-off businesses	26	(16)	n.m.	23	(14)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,569	(23)	n.m.	1,401	(20)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	6	2	134	5	2	147

Income tax	(246)	84	n.m.	(220)	71	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(6)	(2)	(134)	(5)	(2)	(147)
Net income/(loss)	1,323	61	n.m.	1,182	51	n.m.

Life insurance gross premiums	8,150	8,276	(2)	7,279	7,004	4
Accident and health insurance premiums	1,585	1,856	(15)	1,416	1,571	(10)
Total gross premiums	9,735	10,132	(4)	8,694	8,575	1

Investment income	3,552	3,693	(4)	3,172	3,125	2
Fees and commission income	1,968	2,157	(9)	1,757	1,826	(4)
Other revenues	8	6	53	8	5	61
Total revenues	15,263	15,988	(5)	13,631	13,530	1

Commissions and expenses	4,320	4,776	(10)	3,858	4,042	(5)
of which operating expenses	1,756	1,852	(5)	1,569	1,567	-

	Amounts in USD millions			Amounts in EUR millions
New life sales	2019	2018	%	2019	2018	%
Life	396	416	(5)	354	352	-
Latin America	73	80	(8)	66	67	(3)
Total recurring plus 1/10 single	469	496	(5)	419	420	-

Aegon Annual Report on Form 20-F 2019

130	Results of operations - Americas

	Amounts in USD millions			Amounts in EUR millions
	2019	2018	%	2019	2018	%
New premium production accident and health insurance	194	312	(38)	174	264	(34)

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2019	2018	%	2019	2018	%
Life	6	8	(20)	6	7	(16)
Retirement plans	34,320	34,284	-	30,651	29,015	6
Mutual funds	6,137	7,029	(13)	5,481	5,949	(8)
Variable annuities	3,711	3,252	14	3,315	2,752	20
Fixed annuities	704	443	59	628	375	68
Latin America	364	214	70	325	181	79
Total gross deposits	45,242	45,231	-	40,406	38,279	6

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2019	2018	%	2019	2018	%
Life	(56)	(36)	(57)	(50)	(30)	(66)
Retirement plans	(28,816)	(12,620)	(128)	(25,736)	(10,681)	(141)
Mutual funds	(317)	(627)	49	(283)	(530)	47
Variable annuities	(2,822)	(3,046)	7	(2,521)	(2,577)	2
Fixed annuities	(1,042)	(1,245)	16	(931)	(1,054)	12
Latin America	167	165	1	149	139	7
Total net deposits excluding run-off businesses	(32,886)	(17,409)	(89)	(29,371)	(14,734)	(99)
Run-off businesses	(647)	(277)	(134)	(578)	(234)	(147)
Total net deposits/(outflows)	(33,534)	(17,686)	(90)	(29,949)	(14,968)	(100)

Exchange rates

	Weighted average rate		Closing rate as of
			December 31,	December 31,
Per 1 EUR	2019	2018	2019	2018
USD	1.1197	1.1816	1.1225	1.1432

Aegon Annual Report on Form 20-F 2019

131	Results of operations - Americas

Results 2019 Americas

The net income from the Americas amounted to USD 1.3 billion in 2019. Underlying earnings before tax in 2019 decreased by 12% compared with 2018 to USD 1.3 billion caused by lower fee income in Retirement Plans and Variable Annuities, product exits in the Health business, investments in the business to support growth and the impact of unfavorable economic movements on Life. Gross deposits were stable at USD 45.2 billion in 2019 compared with 2018, as higher gross deposits in Variable Annuities, Fixed Annuities, and from Latin America compensated lower gross deposits in Mutual funds. New life sales declined to USD 469 million in 2019 compared with USD 496 million in 2018 due to lower universal life and term life sales. New premium production for Accident & Health insurance was down 38% compared with 2018 to USD 194 million in 2019, reflecting the strategic decision to exit travel insurance, affinity and stop loss insurance segments.

Net income

The net income amounted to USD 1.3 billion in line with underlying earnings before tax, as gains from fair value items and realized gains on investments were offset by other charges and income taxes. Underlying earnings before tax in 2019 decreased by 12% compared with 2018 to USD 1.3 billion. Results on fair value items amounted to a gain of USD 304 million in 2019, which was primarily related to:

◆	The gain in fair value investments amounted to USD 154 million, mainly driven by a USD 181 million mark-to-market gain from valuation updates related to accepting an offer to sell the Pyramid building complex in San Francisco, partly offset by alternative investments underperformance and the impact of credit spreads on derivatives.
◆	Hedges without an accounting match under IFRS resulted in a gain of USD 157 million. This was driven by gains on the macro hedge net of reserve movements, reflecting favorable equity markets.
◆	The result on fair value hedges with an accounting match amounted to a loss of USD 9 million.

Realized gains on investments were USD 140 million resulting from bond calls and prepayments, mortgage loan gains, and normal trading activity. Net impairments amounted to gains of USD 16 million, reflecting recoveries on multiple structured assets with sustained improvements in cash flows, partly offset by corporate bond impairments resulting from bankruptcy filings. Income before tax from run-off businesses in 2019 was a profit of USD 26 million, which is in line with expectations following the divestment of the majority of the remainder of these businesses. Other charges of USD 174 million in 2019 mainly related to USD 164 million impacts from unfavorable model and assumption changes. These were related to charges for surrender, lapse, and mortality updates in Life, as well as expense assumption updates following changes of the organizational structure earlier in the year, and were partly offset by gains driven by updates to variable annuity and indexed universal life model and assumptions. Other charges of USD 34 million occurred in relation to the operations administration partnerships with TCS and LTCG, as well as following the decision to exit the Akaan Transamerica joint venture in Mexico. These were partly compensated by a USD 24 million gain resulting from the restructuring of financing agreements related to the merger of two reinsurance captives.

Underlying earnings before tax

Underlying earnings before tax in 2019 decreased by 12% compared with 2018 to USD 1.3 billion caused by lower fee income in Retirement Plans and Variable Annuities due to net outflows, product exits in the Accident & Health business, investments in the business to support growth and improve customer experience, and the impact of unfavorable economic movements on the Life earnings.

◆	Underlying earnings before tax from Life decreased by 30% to USD 186 million in 2019 compared with USD 263 million in 2018. This decrease was largely driven by a negative impact from economic and portfolio updates on intangibles in 2019, compared to 2018. In addition, operating expenses increased in part due to costs to support growth and to improve customer experience. Mortality experience in 2019 was similar to the prior year, while persistency was better compared to 2018.
◆	Accident & Health underlying earnings before tax decreased to USD 241 million in 2019 compared with USD 259 million in 2018, mainly due to exiting affinity, accident, and travel products.

Aegon Annual Report on Form 20-F 2019

132	Results of operations - Americas

◆	Retirement Plans underlying earnings before tax were down 18% to USD 160 million in 2019 compared with USD 195 million in 2018. This was the result of lower fee income from lower asset balances, a lower investment margin, and operating expenses to support growth and improve the Workplace experience.
◆	Underlying earnings before tax from Mutual Funds declined from USD 45 million in 2018 to USD 37 million in 2019. This was caused by higher operating expenses, lower fee income following net outflows, and lower investment margin.
◆	Underlying earnings before tax from Variable Annuities decreased by 10% to USD 423 million in 2019 compared with USD 469 million in 2018, driven by lower fee income from lower average balances. This was partly offset by lower benefits incurred due to both lower claims volume and lower average benefits.
◆	Fixed Annuity underlying earnings before tax decreased by 3% compared with 2018 to USD 110 million in 2019, mainly due to the impact of lower interest rates.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 85 million in 2019 compared with USD 93 million in 2018 caused by margin pressure in a competitive market.
◆	Latin America improved underlying earnings before tax from a loss of USD 2 million in 2018 to a profit of USD 15 million in 2019, reflecting growth and a more attractive business mix with higher product margins from the Mongeral Aegon Group joint venture in Brazil. A portion of the increase was also related to the strategic decision to wind down the loss-making Akaan Transamerica joint venture in Mexico in the first half of 2019.

Commissions and expenses

Commissions and expenses decreased by 10% compared with 2018 to USD 4.3 billion in 2019. Operating expenses decreased by 5% compared with 2018 to USD 1.8 billion in 2019 reflecting lower restructuring expenses associated with the operations administration partnerships, and lower employee expenses. This was partly offset by expenses for modernization initiatives focused on digital and architectural capabilities as well as contractual increases in fees from the operations administration partnerships.

Production

Gross deposits were stable at USD 45.2 billion in 2019 compared with 2018, driven by lower gross deposits in Mutual funds which were compensated by higher gross deposits in Variable Annuities, Fixed Annuities, and from Latin America. Net outflows amounted to USD 32.9 billion, mainly caused by Retirement Plans due to a small number of large contract discontinuances and higher participant withdrawals. Variable Annuities and Fixed Annuities saw outflows as these books mature.

New life sales declined to USD 469 million in 2019 compared with USD 496 million in 2018 due to lower universal life and term life sales, while Indexed Universal Life sales were stable. New premium production for accident & health insurance was down 38% compared with 2018 to USD 194 million in 2018, reflecting the strategic decision to exit travel insurance, affinity and stop loss insurance segments, partly offset by the onboarding of a larger disability contract.

Aegon Annual Report on Form 20-F 2019

133	Results of operations - Europe

Introduction Europe

The results 2019 Europe cover the following operating segments: The Netherlands, United Kingdom and Southern & Eastern Europe.

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

Income statement - Underlying earnings

		2019				2018
Amounts in EUR millions	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe

Net underlying earnings	494	161	69	723	480	117	77	674
Tax on underlying earnings	154	(21)	20	152	135	12	19	165
Underlying earnings before tax by product segment	648	139	88	875	615	128	96	839
Fair value items	(741)	(131)	7	(866)	250	59	6	315
Gains/(losses) on investments	240	3	27	271	46	83	-	129
Net impairments	(26)	-	-	(26)	6	-	(1)	5
Other income/(charges)	(1)	(38)	33	(5)	(132)	(252)	(26)	(409)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	121	(27)	155	250	784	19	76	879

Income tax	(27)	(7)	(19)	(53)	(136)	20	(19)	(136)
Net income/(loss)	94	(34)	136	197	648	38	57	743

Revenues
Life insurance gross premiums	1,765	6,282	552	8,598	1,632	7,509	622	9,763
Accident and health insurance premiums	228	28	110	366	219	29	102	351
General insurance premiums	130	-	382	512	136	-	343	479
Total gross premiums	2,123	6,309	1,044	9,476	1,987	7,539	1,067	10,592
Investment income	2,224	1,830	76	4,130	2,265	1,346	83	3,695
Fees and commission income	237	197	50	484	211	198	63	473
Other revenues	-	-	-	-	-	-	-	-
Total revenues	4,583	8,337	1,171	14,091	4,463	9,083	1,213	14,760

Commissions and expenses	883	707	442	2,032	812	704	475	1,991
of which operating expenses	809	531	248	1,588	703	521	271	1,496

Aegon Annual Report on Form 20-F 2019

134	Results of operations - Europe

Results 2019 Europe

Amounts in EUR millions	2019	2018	%
Net underlying earnings	723	674	7
Tax on underlying earnings	152	165	(8)
Underlying earnings before tax by business/country
The Netherlands	648	615	5
United Kingdom	139	128	9
Southern & Eastern Europe	88	96	(8)
Underlying earnings before tax	875	839	4

Fair value items	(866)	315	n.m.
Gains/(losses) on investments	271	129	109
Net impairments	(26)	5	n.m.
Other income/(charges)	(5)	(409)	99
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	250	879	(72)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	14	11	36

Income tax	(53)	(136)	61
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(14)	(11)	(36)
Net income/(loss)	197	743	(74)

Life insurance gross premiums	8,598	9,763	(12)
Accident and health insurance premiums	366	351	4
General insurance premiums	512	479	7
Total gross premiums	9,476	10,592	(11)

Investment income	4,130	3,695	12
Fees and commission income	484	473	2
Other revenues	-	-	n.m.
Total revenues	14,091	14,760	(5)

Commissions and expenses	2,032	1,991	2
of which operating expenses	1,588	1,496	6

New life sales
Amounts in EUR millions	2019	2018	%
The Netherlands	136	101	35
United Kingdom	41	40	3
Southern & Eastern Europe	133	137	(3)
Total recurring plus 1/10 single	311	278	12

Amounts in EUR million	2019	2018	%
New premium production accident and health insurance	48	36	33
New premium production general insurance	129	121	7

Aegon Annual Report on Form 20-F 2019

135	Results of operations - Europe

Gross deposits (on and off balance)	2019	2018	%
The Netherlands	13,207	10,169	30
United Kingdom	9,749	13,223	(26)
Southern & Eastern Europe	351	406	(14)
Total gross deposits	23,307	23,798	(2)

Net deposits (on and off balance)	2019	2018	%
The Netherlands	1,445	1,411	2
United Kingdom	(3,487)	1,225	n.m.
Southern & Eastern Europe	19	143	(87)
Total net deposits/(outflows)	(2,023)	2,779	n.m.

Exchange rates

	Weighted average rate
Per 1 EUR	2019	2018
Pound sterling	0.8770	0.8844
Czech koruna	25.6503	25.6237
Hungarian forint	324.7099	318.2582
Polish zloty	4.2966	4.2594
Romanian leu	4.7437	4.6521
Turkish Lira	6.3584	5.6958
Ukrainian Hryvnia	28.9514	32.1972

Aegon Annual Report on Form 20-F 2019

136	Results of operations - Europe

Results 2019 Europe

Net income declined by 73% compared with 2018 to EUR 197 million in 2019, as higher underlying earnings before tax and lower other charges were more than offset by negative fair value items, reflecting the Liability Adequacy Test (LAT) shortfall in the Netherlands. Underlying earnings before tax in 2019 increased by 4% compared with 2018 to EUR 875 million due to increases in the Netherlands and the United Kingdom.

Net income

Net income amounted to EUR 197 million in 2019 compared with EUR 743 million in 2018, as higher underlying earnings before tax, lower other charges and higher gains on investments were offset by negative fair value items. The loss on fair value items was caused by the LAT shortfall in the Netherlands, partly offset by fair value gains on derivatives, a gain on the guarantee provision and real estate revaluations.

Net income for the Netherlands

Net income from Aegon’s businesses in the Netherlands amounted to EUR 94 million in 2019, driven by underlying earnings before tax of EUR 648 million, partly offset by negative fair value items. The result on fair value items deteriorated compared with 2018 to a loss of EUR 741 million in 2019, caused by a EUR 1,488 million LAT shortfall, partly offset by EUR 146 million fair value gains on derivatives, a EUR 434 million gain on the guarantee provision and EUR 183 million real estate revaluations. Realized gains of EUR 240 million in 2019 were the result of investment portfolio optimization. Net impairments amounted to EUR 26 million in 2019. Other charges were EUR 1 million in 2019 as charges from model and assumption changes and restructuring expenses were offset by the release of a provision for future salary increases as a consequence of the transition to a defined contribution plan for new pension accruals of Aegon’s own employees.

Net income for the United Kingdom

Net income from Aegon’s businesses in the United Kingdom amounted to a loss of EUR 34 million in 2019. The underlying result before tax of EUR 139 million was more than offset by negative fair value items of EUR 131 million and other charges of EUR 38 million. Losses from fair value items of EUR 131 million were mainly the result of losses on hedges as a result of higher equity markets and a lower inflation outlook. Realized gains amounted to EUR 3 million in 2019. Other charges amounted to EUR 38 million as EUR 109 million integration and restructuring charges were partly offset by income related to policyholder tax and a one-time provision release.

Net income for Southern and Eastern Europe

Net income from Aegon’s businesses in Southern and Eastern Europe (SEE) amounted to EUR 136 million in 2019 and reflect underlying earnings before tax of EUR 88 million.

Gains on investments amounted to EUR 27 million and were driven by a EUR 19 million divestment gain on assets backing insurance liabilities, which was fully offset by a similar amount on other charges due to a related transaction. Other income of EUR 33 million reflects a EUR 70 million gain on the sale of Aegon’s operations in the Czech Republic and Slovakia, partly offset by the aforementioned transaction in Spain and a charge related to the divestment of non-core activities in Hungary.

Underlying earnings before tax

Underlying earnings before tax in 2019 increased by 4% compared with 2018 to EUR 875 million as a result of growth in the Netherlands and the United Kingdom.

Underlying earnings before tax for the Netherlands

Underlying earnings before tax for the Netherlands in 2019 increased by 5% compared with 2018 to EUR 648 million.

◆	Underlying earnings before tax from Life increased by 8% compared with 2018 to EUR 497 million, driven by a higher investment margin, reflecting lower profit sharing, and lower expenses.

◆	Underlying earnings before tax from Non-life were down by 23% compared with 2018 to EUR 31 million, due to lower disability provision releases.

◆	Banking’s underlying earnings before tax declined by 1% compared with 2018 to EUR 102 million, as a higher net interest margin as a result of balance sheet growth was more than offset by higher expenses to ensure regulatory compliance focusing on customer due diligence and anti-money laundering initiatives.

◆	Underlying earnings before tax from the Service business increased by 64% compared with 2018 to EUR 18 million, driven by growth of the mortgage servicing business and lower funding expenses for mortgages that remain on balance for this business.

Underlying earnings before tax for the United Kingdom

Underlying earnings before tax in the United Kingdom increased by 9% compared with 2018 to EUR 139 million in 2019.

◆	Underlying earnings before tax from Existing Business declined by 8% compared with 2018 to EUR 98 million in 2019, reflecting net outflows, including upgrades to the Digital Solutions platform, as well as higher one-time project expenses.

Aegon Annual Report on Form 20-F 2019

137	Results of operations - Europe

◆	Underlying earnings before tax from Digital Solutions improved from EUR 21 million in 2018 to EUR 41 million in 2019, was driven by higher fee income as a result of increased assets on the platform in combination with economies of scale. This was partly offset by investment in the Aegon Platform to further increase its functionality and ease of use.

Underlying earnings before tax for Southern and Eastern Europe

Underlying earnings before tax from Southern and Eastern Europe decreased to EUR 88 million in 2019, down 8% compared with 2018. This decrease was caused by the sale of Aegon’s businesses in the Czech Republic and Slovakia. Excluding this impact, the underlying result before tax increased 11%, driven by an upswing in results from Spain, reflecting favorable claims experience and reduced expenses.

Commissions and expenses

Commissions and expenses increased by 2% compared with 2018 to EUR 2,032 million in 2019. Operating expenses were up by 6% compared with 2018 to EUR 1,588 million in 2019.

Commissions and expenses for the Netherlands

Commissions and expenses increased compared with 2018 to EUR 883 million in 2019. Operating expenses were up by 15% compared with 2018 to EUR 809 million in 2019, reflecting the acquisition of Robidus in September 2018, as well as higher restructuring and one-time expenses.

Commissions and expenses for the United Kingdom

Commissions and expenses increased compared with 2018 to EUR 707 million in 2019. Operating expenses rose by 2% compared with 2018 to EUR 531 million in 2019 as expense savings were more than offset by investments in the Aegon Platform to further increase its functionality and ease of use.

Commissions and expenses for Southern and Eastern Europe

Commissions and expenses decreased compared with 2018 to EUR 442 million in 2019. Operating expenses decreased by 9% compared with 2018 to EUR 248 million in 2019, driven by the sale of Aegon’s Czech and Slovak operations and expense savings, partly offset by taxes on motor insurance.

Production

Gross deposits decreased by 2% compared with 2018 to EUR 23.3 billion in 2019, primarily caused by lower platform flows in the United Kingdom, largely offset by higher bank and pension deposits in the Netherlands.

New life sales increased by 12% compared with 2018 to EUR 311 million in 2019, driven by a pension buy-out in the Netherlands. New premium production for Accident & Health insurance increased by 33% compared with 2018 to EUR 48 million in 2019, resulting from higher sales in Spain following the launch of a new accidental death and disability product as well as a successful marketing campaign for health products. New premium production in general insurance increased by 7% compared with 2018 to EUR 129 million in 2019, driven by business growth in Spain.

Production for the Netherlands

Gross deposits increased by 30% compared with 2018 to EUR 13.2 billion in 2019. This was driven by continued momentum at online bank Knab and by sales of new-style defined contribution products at Aegon Cappital, so-called Premium Pension Institute products. New life sales were up by 35% compared with 2018 to EUR 136 million in 2019 resulting from a pension buy-out as well as higher sales from a purchase of additional annual pension increases by an existing customer.

Production for the United Kingdom

Gross deposits decreased by 26% compared with 2018 to EUR 9.7 billion in 2019 as the retail business was impacted by lower overall market activity including a slowdown in defined benefit transfers, and prior service issues. New life sales rose by 3% compared with 2018 to EUR 41 million in 2019, due to higher protection sales.

Production for Southern and Eastern Europe

Gross deposits decreased by 14% compared with 2018 to EUR 351 million in 2019, largely caused by the divestment of Aegon’s businesses in the Czech Republic and Slovakia as well as the non-core activities in Hungary. New life sales declined by 3% compared with 2018 to EUR 133 million in 2019, reflecting the divestment of Aegon’s businesses in the Czech Republic and Slovakia. This was partly offset by higher production in Turkey and in the bancassurance joint ventures in Spain.

Aegon Annual Report on Form 20-F 2019

138	Results of operations - Asia

Results 2019 Asia

	Amounts in USD millions			Amounts in EUR millions
	2019	2018	%	2019	2018	%
Net underlying earnings	45	30	53	40	25	61
Tax on underlying earnings	24	35	(32)	21	30	(29)
Underlying earnings before tax by business / country
High net worth businesses	72	71	1	64	60	7
Aegon Insights	12	9	40	11	7	48
Strategic partnerships	(15)	(15)	2	(13)	(13)	(4)
Underlying earnings before tax	69	65	7	62	55	13

Fair value items	(5)	3	n.m.	(4)	3	n.m.
Gains / (losses) on investments	10	(10)	n.m.	9	(8)	n.m.
Net impairments	-	(7)	100	-	(5)	100
Other income / (charges)	(21)	(9)	(137)	(18)	(7)	(151)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	53	43	25	48	36	32

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(1)	15	n.m.	(1)	13	n.m.

Income tax	(16)	(29)	46	(14)	(25)	43
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	1	(15)	n.m.	1	(13)	n.m.
Net income / (loss)	37	13	182	33	11	197

Life insurance gross premiums	826	921	(10)	737	779	(5)
Accident and health insurance premiums	101	111	(8)	91	94	(3)
Total gross premiums	927	1,032	(10)	828	873	(5)

Investment income	339	317	7	303	268	13
Fees and commission income	66	68	(4)	59	58	1
Other revenues	2	2	(26)	1	2	(22)
Total revenues	1,334	1,419	(6)	1,191	1,201	(1)

Commissions and expenses	281	273	3	251	231	9
of which operating expenses	195	187	4	174	159	10

	Amounts in USD millions			Amounts in EUR millions
New life sales	2019	2018	%	2019	2018	%
High net worth businesses	36	53	(31)	33	45	(27)
Strategic partnerships	110	92	20	98	78	27
Total recurring plus 1/10 single	146	144	2	131	122	7

	Amounts in USD millions			Amounts in EUR millions
Gross deposits (on and off balance)	2019	2018	%	2019	2018	%
Strategic partnerships - China	8	3	164	7	3	179
Strategic partnerships - Japan	-	148	n.m.	-	125	n.m.
Total gross deposits	8	151	(95)	7	128	(94)

Aegon Annual Report on Form 20-F 2019

139	Results of operations - Asia

	Amounts in USD millions			Amounts in EUR millions
Net deposits (on and off balance)	2019	2018	%	2019	2018	%
Strategic partnerships - China	1	4	(63)	1	3	(61)
Strategic partnerships - Japan	-	5	n.m.	-	4	n.m.
Total net deposits / (outflows)	1	8	(84)	1	7	(83)

	Amounts in USD millions			Amounts in EUR millions
	2019	2018	%	2019	2018	%
New premium production accident and health insurance	10	9	5	9	8	11

Exchange rates

				Weighted average rate
Per 1 EUR					2019	2018
US dollar					1.1197	1.1816
Chinese Yuan Renminbi					7.7221	7.8079

Aegon Annual Report on Form 20-F 2019

140	Results of operations - Asia

Results 2019 Asia

Net income increased by USD 24 million to USD 37 million in 2019 compared with 2018. This was mainly driven by lower taxes. Underlying earnings before tax improved by USD 4 million to USD 69 million in 2019 compared with 2018. New life sales increased by 2% to USD 146 million in 2019 compared with 2018, as higher sales in China were only partly offset by lower universal life sales from the High Net Worth business. Gross deposits decreased to USD 8 million in 2019 compared with USD 151 million in 2018 as gross deposits in Japan have no longer been reported since the signing of the agreement regarding the divestment of Aegon’s stake in its joint ventures with Sony Life in May 2019.

Net income

Net income improved to USD 37 million in 2019 from USD 24 million in 2018, mainly driven by lower taxes, reflecting a commission tax law change in China. Fair value items were a loss of USD 5 million in 2019, caused by hedge losses in Japan, compared with a gain of USD 3 million in 2018. Realized gains amounted to USD 10 million in 2019, reflecting bond calls and prepayments, compared with a USD 10 million realized loss in 2018. Other charges worsened to USD 21 million in 2019 compared with USD 9 million in 2018, largely due to a USD 9 million correction of modelled premium paying periods for a specific Accident & Health book and a USD 5 million remediation of policies sold via the telemarketing channel in the run-off book of Aegon Insights. Income tax decreased to USD 16 million in 2019 compared with USD 29 million in 2018, driven by a commission tax law change in China, reducing the effective tax rate and also leading to a one-time USD 5 million tax credit.

Underlying earnings before tax

In Asia, underlying earnings before tax improved by 7% in 2019 to USD 69 million compared with 2018.

◆	Underlying earnings before tax from the High Net Worth businesses in Hong Kong and Singapore increased to USD 72 million in 2019, compared with USD 71 million in 2018. This increase was mainly the result of higher surrender charges, favorable claims experience and lower expenses, largely offset by the negative impact of intangible adjustments from lower interest rates.
◆	Underlying earnings before tax in Aegon Insights increased to USD 12 million in 2019 compared with USD 9 million in 2018, reflecting expense savings and favorable claims experience. This was partly offset by the reduction of the in-force book in line with the strategy for this business.
◆	Losses from Strategic partnerships were stable at USD 15 million in 2019 compared with 2018. Higher results from Aegon’s profitable joint venture in China, driven by a growing in-force book, were offset by investments in an eBroker initiative designed to expand the business from Indonesia to Thailand. The joint ventures in India and Japan improved earnings but remained loss-making. Aegon and Sony Life closed the transaction related to the divestment of Aegon’s 50% stake in the variable annuity joint ventures in Japan on January 29, 2020.

Commissions and expenses

Commissions and expenses increased to EUR 281 million in 2019 compared with EUR 273 million in 2018. Operating expenses increased by 4% to USD 195 million in 2019 compared with 2018. The increase in operating expenses was mainly caused by growth in China and investments in an eBroker initiative.

Production

New life sales increased by 2% to USD 146 million in 2019 compared with 2018.

◆	In the High Net Worth businesses in Hong Kong and Singapore, new life sales were down 31% to USD 36 million in 2019, compared with USD 53 million in 2018. This decrease was mainly the result of continued pressure on the universal life business caused by macro uncertainties and the market shift towards whole life products.
◆	New life sales in Strategic Partnerships increased by 20% to USD 110 million in 2019 compared with 2018, following strong sales in China through a large e-commerce partner. Gross deposits in Asia declined to USD 8 million in 2019 compared with USD 151 million in 2018 as gross deposits in Japan have no longer been reported since the signing in May 2019 of the divestment agreement of Aegon’s 50% stake in the variable annuity joint ventures in Japan.

Aegon Annual Report on Form 20-F 2019

141	Results of operations - Aegon Asset Management

Results 2019 Aegon Asset Management

Amounts in EUR millions	2019	2018	%
Net underlying earnings	102	113	(10)
Tax on underlying earnings	37	39	(3)
Underlying earnings before tax by business / country
Americas	56	62	(10)
Europe	16	31	(47)
Rest of World	(2)	(10)	79
Strategic partnerships	69	69	-
Underlying earnings before tax	139	151	(8)

Fair value items	-	-	n.m.
Gains / (losses) on investments	-	2	(95)
Net impairments	-	-	n.m.
Other income / (charges)	(7)	(5)	(52)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	133	149	(11)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	21	22	(2)

Income tax	(36)	(44)	18
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(21)	(22)	2
Net income / (loss)	97	105	(8)

Management fees	501	492	2
Performance fees	22	33	(34)
Other	62	65	(4)
Total revenues	584	589	(1)

Commissions and expenses	493	488	-
of which operating expenses	445	439	1

Cost / income ratio	76.1%	74.5%

Amounts in EUR millions	2019	2018	%
Gross flows external third-party
Americas	7,299	9,619	(24)
Europe	8,988	12,292	(27)
Rest of World 1)	72	(72)	n.m.
Strategic partnerships	64,580	37,657	71
Total gross flows external third-party	80,939	59,495	36

Net flows external third-party
Americas	1,432	1,267	13
Europe	715	3,278	(78)
Rest of World 1)	(352)	(566)	38
Strategic partnerships	5,046	3,547	42
Total net flows external third-party	6,841	7,526	(9)

[1] Rest of world include intragroup eliminations from internal sub-advised agreements

Exchange rates

	Weighted average rate
Per 1 EUR	2019	2018
US dollar	1.1197	1.1816
Pound sterling	0.877	0.8844
Hungarian forint	324.7099	318.2582
Chinese Yuan Renminbi	7.7221	7.8079

Aegon Annual Report on Form 20-F 2019

142	Results of operations - Aegon Asset Management

Results 2019 Aegon Asset Management

Net income in 2019 decreased to EUR 97 million compared with EUR 105 million in 2018 as a result of lower underlying earnings before tax compared with 2018. Gross flows in external third-party asset management increased by 36% to EUR 80.9 billion in 2019 compared with 2018. Higher gross inflows in Strategic partnerships were partly offset by lower inflows in the Americas and Europe. The higher gross flows were driven by the Chinese joint venture Aegon Industrial Fund Management Company (AIFMC).

Net income

Net income in 2019 decreased by 8% compared with 2018 to EUR 97 million. This was mainly driven by lower underlying earnings before tax in 2019 compared with 2018.

Underlying earnings before tax

Underlying earnings before tax decreased by 8% in 2019 compared with 2018 to EUR 139 million. This decrease was mainly driven by lower underlying earnings before tax in 2019 compared with 2018 from Europe and the Americas. These more than offset an increase of underlying earnings before tax in 2019 compared with 2018 in the Rest of World.

◆	Americas underlying earnings before tax decreased to EUR 56 million in 2019, compared with EUR 62 million in 2018, mainly driven higher expenses, which more than offset higher management fees.
◆	Underlying earnings before tax from Europe in 2019 decreased by EUR 15 million to EUR 16 million compared with 2018. The decrease can be attributed to the United Kingdom and mainly resulted from outflows. This is partly offset by an increase in underlying earnings before tax in 2019 in the Netherlands, primarily driven by higher management fees, when comparing with 2018.
◆	Rest of World underlying earnings before tax in 2019 improved by EUR 8 million compared with 2018 to a loss of EUR 2 million. The improvement was driven by performance fees in Southern & Eastern Europe, which more than offset higher expenses.
◆	Underlying earnings before tax from Strategic partnerships remained stable in 2019 at EUR 69 million compared with 2018. The main contributor is Aegon’s Chinese asset management joint venture AIFMC.

Commissions and expenses

Commissions and expenses increased by 5 million in 2019 to EUR 493 million compared with 2018. Operating expenses increased by 1% compared with 2018 to EUR 445 million in 2019. This increase was mainly driven by higher expenses in the Americas to support new business in combination with strengthening of the US dollar versus the Euro in 2019. These effects were more than offset by lower administration expenses in all units as a consequence of strict cost discipline. The cost/ income ratio in 2019 went up by 1 percentage point compared with 2018 to 76%, as result from higher expenses and lower revenues in 2019 compared with 2018. Annualized operating expenses as a percentage of average assets under management improved to 13 basis points in 2019 compared with 14 basis points in 2018.

Production

Gross inflows in external third-party increased by 36% in 2019 to EUR 80.9 billion compared with 2018. This was driven by increased inflows in AIFMC which were in turn supported by a new mandate, new equity funds launched and increased inflows in money market funds. These higher inflows offset lower inflows in 2019 in both the Americas and Europe compared with 2018. For Europe, this was driven by the UK, in part due to uncertainty throughout 2019 surrounding Brexit.

Net external third-party inflows in 2019 decreased compared with 2018 to EUR 6.8 billion, as higher net flows in AIFMC were more than offset by lower net flows in Europe. The latter was driven by the United Kingdom. Net flows for the Americas and Rest of World remained fairly stable in 2019 compared with 2018.

Assets under management

Assets under management increased by EUR 36 billion in 2019 to EUR 352 billion compared with the end of 2018. This was primarily driven by favorable market movements. This, in combination with net inflows in external third parties and favorable currency movements, more than offset outflows in the general account and affiliated business

Aegon Annual Report on Form 20-F 2019

143	Exchange rates

Exchange rates

Exchange rates at December 31,

			2019			2018			2017
		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1	EUR	-	1.1225	0.8473	-	1.1432	0.8976	-	1.2008	0.8877
1	USD	0.8909	-	0.7548	0.8747	-	0.7852	0.8328	-	0.7393
1	GBP	1.1802	1.3248	-	1.1141	1.2736	-	1.1265	1.3527	-

Weighted average exchange rates

			2019			2018			2017
		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1	EUR	-	1.1197	0.8770	-	1.1816	0.8844	-	1.1291	0.8758
1	USD	0.8931	-	0.7832	0.8463	-	0.7485	0.8857	-	0.7757
1	GBP	1.1403	1.2767	-	1.1307	1.3360	-	1.1418	1.2892	-

Aegon Annual Report on Form 20-F 2019

144	Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2019	2018	2017
Premium income	6	18,138	19,316	22,826
Investment income	7	7,531	7,035	7,338
Fee and commission income	8	2,523	2,558	2,802
Other revenues		6	5	7
Total revenues		28,197	28,914	32,973

Income from reinsurance ceded	9	3,532	3,740	4,288
Results from financial transactions	10	35,386	(11,701)	20,250
Other income	11	200	8	540
Total income		67,316	20,961	58,052

Premiums paid to reinsurers	6	2,434	2,663	3,431
Policyholder claims and benefits	12	56,797	10,557	45,599
Profit sharing and rebates	13	17	23	23
Commissions and expenses	14	6,153	6,224	5,925
Impairment charges / (reversals)	15	169	78	42
Interest charges and related fees	16	513	507	435
Other charges	17	1	375	235
Total charges		66,084	20,427	55,689

Income before share in profit / (loss) of joint ventures, associates and tax		1,231	535	2,363
Share in profit / (loss) of joint ventures	25	214	210	161
Share in profit / (loss) of associates	25	12	6	11
Income / (loss) before tax		1,457	751	2,534
Income tax (expense) / benefit	18	(218)	(40)	(65)
Net income / (loss)		1,239	711	2,469

Net income / (loss) attributable to:
Owners of Aegon N.V.		1,239	710	2,469
Non-controlling interests		-	1	-

Earnings per share (EUR per share)	19
Basic earnings per common share		0.56	0.29	1.14
Basic earnings per common share B		0.01	0.01	0.03
Diluted earnings per common share		0.56	0.29	1.14
Diluted earnings per common share B		0.01	0.01	0.03

Aegon Annual Report on Form 20-F 2019

145	Consolidated financial statements of Aegon N.V.

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2019	20181)	20171)
Net income / (loss)	1,239	711	2,469

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(4)	(32)	8
Remeasurements of defined benefit plans	(612)	(134)	224
Income tax relating to items that will not be reclassified	92	(8)	(166)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	3,471	(2,142)	1,376
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(412)	66	(1,330)
Changes in cash flow hedging reserve	(8)	5	(853)
Movement in foreign currency translation and net foreign investment hedging reserves	314	602	(2,149)
Equity movements of joint ventures	8	9	(15)
Equity movements of associates	4	(1)	(5)
Disposal of group assets	(1)	36	7
Income tax relating to items that may be reclassified	(632)	494	927
Other	13	(2)	9
Total other comprehensive income / (loss)	2,232	(1,107)	(1,968)
Total comprehensive income / (loss)	3,471	(396)	501

Total comprehensive income/ (loss) attributable to:
Owners of Aegon N.V.	3,472	(398)	505
Non-controlling interests	(1)	2	(3)

[1]

Amounts have been restated to reflect voluntary changes in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2019

146	Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2019	20181)	January 1, 20181)
Assets
Cash and cash equivalents	21	12,263	8,744	10,768
Assets held for sale		-	-	5,249
Investments	22	145,976	138,625	136,804
Investments for account of policyholders	23	226,374	194,353	194,063
Derivatives	24	11,157	7,615	5,912
Investments in joint ventures	25	1,983	1,745	1,712
Investments in associates	25	363	327	308
Reinsurance assets	26	20,835	20,507	19,202
Defined benefit assets	39	1	-	55
Deferred tax assets	40	193	125	79
Deferred expenses	27	10,804	10,910	10,135
Other assets and receivables	28	8,841	7,954	10,002
Intangible assets	29	1,559	1,727	1,633
Total assets		440,348	392,633	395,923

Equity and liabilities
Shareholders’ equity	30	21,850	19,200	20,266
Other equity instruments	31	2,571	3,320	3,794
Issued capital and reserves attributable to owners of Aegon N.V.		24,421	22,520	24,059
Non-controlling interests		20	22	20
Group equity		24,441	22,542	24,079

Subordinated borrowings	32	2,207	1,389	764
Trust pass-through securities	33	136	133	133
Insurance contracts	34	123,454	115,328	110,848
Insurance contracts for account of policyholders	34	135,710	117,113	122,168
Investment contracts	35	18,594	18,048	16,943
Investment contracts for account of policyholders	35	93,826	80,097	74,434
Derivatives	24	11,616	7,230	7,130
Borrowings	37	9,307	12,061	13,635
Provisions	38	214	320	210
Defined benefit liabilities	39	4,360	3,989	4,005
Deferred gains		11	12	13
Deferred tax liabilities	40	1,227	529	1,021
Liabilities held for sale		-	-	5,003
Other liabilities	41	14,819	13,454	15,208
Accruals	42	426	388	329
Total liabilities		415,907	370,091	371,844

Total equity and liabilities		440,348	392,633	395,923

[1]

Amounts have been restated to reflect voluntary changes in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2019

147	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2019

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- controlling interests	Total
At January 1, 20192)		7,808	9,657	3,436	(1,850)	149	3,320	22,520	22	22,542

Mandatory change in accounting policy	2.1.1	-	(44)	-	-	-	-	(44)	-	(44)
At January 1, 2019 (restated)		7,808	9,613	3,436	(1,850)	149	3,320	22,476	22	22,498

Net income / (loss) recognized in the income statement		-	1,239	-	-	-	-	1,239	-	1,239
Other comprehensive income:

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	32	(36)	-	-	-	(4)	-	(4)
Remeasurements of defined benefit plans		-	-	-	(612)	-	-	(612)	-	(612)
Income tax relating to items that will not be reclassified		-	(7)	8	90	-	-	92	-	92

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	3,471	-	-	-	3,471	-	3,471
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(412)	-	-	-	(412)	-	(412)
Changes in cash flow hedging reserve		-	-	(8)	-	-	-	(8)	-	(8)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	37	(25)	302	-	314	-	314
Equity movements of joint ventures		-	-	-	-	8	-	8	-	8
Equity movements of associates		-	-	-	-	4	-	4	-	4
Disposal of group assets		-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified		-	-	(627)	-	(5)	-	(632)	-	(632)
Other		-	15	-	-	-	-	15	(2)	13
Total other comprehensive income / (loss)		-	40	2,433	(547)	307	-	2,234	(2)	2,232

Total comprehensive income / (loss) for 2019		-	1,279	2,433	(547)	307	-	3,472	(1)	3,471
Shares issued		1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares		-	(30)	-	-	-	-	(30)	-	(30)
Issuance and redemption of other equity instruments		-	(81)	-	-	-	(744)	(825)	-	(825)
Dividends paid on common shares		(273)	(309)	-	-	-	-	(583)	-	(583)
Dividend withholding tax reduction		-	-	-	-	-	-	-	-	-
Coupons on perpetual securities		-	(88)	-	-	-	-	(88)	-	(88)
Coupons on non-cumulative subordinated notes		-	-	-	-	-	-	-	-	-
Incentive plans		-	2	-	-	-	(5)	(3)	-	(3)
At December 31, 2019	30,31	7,536	10,386	5,868	(2,397)	456	2,571	24,421	20	24,441

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]	See note 2.1.1 for details about the impact of adopting IFRS 16 on Leases and note 2.1.2 for details about the impact of voluntary change in accounting policy on Liability Adequacy Testing

Aegon Annual Report on Form 20-F 2019

148	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2018

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- controlling interests	Total
At January 1, 20182)		8,053	9,374	4,898	(1,669)	(390)	3,794	24,059	20	24,079

Net income / (loss) recognized in the income statement		-	710	-	-	-	-	710	1	711

Other comprehensive income:

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	(32)	-	-	-	(32)	-	(32)
Remeasurements of defined benefit plans		-	-	-	(134)	-	-	(134)	-	(134)
Income tax relating to items that will not be reclassified		-	-	7	(15)	-	-	(8)	-	(8)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	(2,142)	-	-	-	(2,142)	-	(2,142)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	66	-	-	-	66	-	66
Changes in cash flow hedging reserve		-	-	5	-	-	-	5	-	5
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	119	(32)	515	-	602	-	602
Equity movements of joint ventures		-	-	-	-	9	-	9	-	9
Equity movements of associates		-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets		-	-	-	-	36	-	36	-	36
Income tax relating to items that may be reclassified		-	-	514	-	(20)	-	494	-	494
Other		-	(3)	-	-	-	-	(3)	1	(2)
Total other comprehensive income / (loss)		-	(3)	(1,462)	(182)	539	-	(1,108)	1	(1,107)
Total comprehensive income / (loss) for 2018		-	707	(1,462)	(182)	539	-	(398)	2	(396)

Shares issued		-	-	-	-	-	-	-	-	-
Issuance and purchase of treasury shares		-	14	-	-	-	-	14	-	14
Issuance and redemption of other equity instruments		-	2	-	-	-	(471)	(468)	-	(468)
Dividends paid on common shares		(244)	(329)	-	-	-	-	(573)	-	(573)
Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1
Coupons on perpetual securities		-	(102)	-	-	-	-	(102)	-	(102)
Coupons on non-cumulative subordinated notes		-	(11)	-	-	-	-	(11)	-	(11)
Incentive plans		-	-	-	-	-	(2)	(2)	-	(2)
At December 31, 20182)	30,31	7,808	9,657	3,436	(1,850)	149	3,320	22,520	22	22,542

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]

Amounts have been restated to reflect voluntary changes in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2019

149	Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2017

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- controlling interests	Total
At January 1, 2017 (as previously stated)		8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

Changes in accounting policies related to liability adequacy testing	2.1.2	-	-	(92)	-	-	-	(92)	-	(92)
At January 1, 2017 (restated)2)		8,193	7,419	5,289	(1,820)	1,347	3,797	24,226	23	24,249

Net income / (loss) recognized in the income statement		-	2,469	-	-	-	-	2,469	-	2,469
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans		-	-	-	224	-	-	224	-	224
Income tax relating to items that will not be reclassified		-	-	9	(175)	-	-	(166)	-	(166)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	1,376	-	-	-	1,376	-	1,376
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(1,330)	-	-	-	(1,330)	-	(1,330)
Changes in cash flow hedging reserve		-	-	(853)	-	-	-	(853)	-	(853)
Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(452)	102	(1,800)	-	(2,149)	-	(2,149)
Equity movements of joint ventures		-	-	-	-	(15)	-	(15)	-	(15)
Equity movements of associates		-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets		-	-	-	-	7	-	7	-	7
Income tax relating to items that may be reclassified		-	-	851	-	76	-	927	-	927
Other		-	13	-	-	-	-	13	(3)	9
Total other comprehensive income / (loss)		-	13	(391)	151	(1,737)	-	(1,965)	(3)	(1,968)

Total comprehensive income / (loss) for 2017		-	2,482	(391)	151	(1,737)	-	505	(3)	501
Shares issued		3	-	-	-	-	-	3	-	3
Issuance and purchase of treasury shares		-	(105)	-	-	-	-	(105)	-	(105)
Dividends paid on common shares		(142)	(296)	-	-	-	-	(439)	-	(439)
Dividend withholding tax reduction		-	2	-	-	-	-	2	-	2
Coupons on perpetual securities		-	(103)	-	-	-	-	(103)	-	(103)
Coupons on non-cumulative subordinated notes		-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans		-	4	-	-	-	(4)	(1)	-	(1)
At December 31, 20172)	30,31	8,053	9,374	4,898	(1,669)	(390)	3,794	24,059	20	24,079

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]

Amounts have been restated to reflect voluntary changes in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2019

150	Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2019	2018	2017
Income / (loss) before tax		1,457	751	2,534
Results from financial transactions		(35,933)	11,516	(23,445)
Amortization and depreciation		1,185	1,315	781
Impairment losses		160	68	84
Income from joint ventures		(214)	(210)	(161)
Income from associates		(12)	(6)	(11)
Release of cash flow hedging reserve		(97)	(80)	(739)
Other		26	145	(620)
Adjustments of non-cash items		(34,885)	12,749	(24,112)
Insurance and investment liabilities		3,750	1,989	(613)
Insurance and investment liabilities for account of policyholders		26,512	(21,751)	12,988
Accrued expenses and other liabilities		352	(2,384)	309
Accrued income and prepayments		(1,056)	709	(1,797)
Changes in accruals		29,557	(21,437)	10,887
Purchase of investments (other than money market investments)		(40,014)	(31,279)	(32,057)
Purchase of derivatives		(214)	(1,525)	752
Disposal of investments (other than money market investments)		40,187	29,192	35,512
Disposal of derivatives		2,880	(597)	(878)
Net purchase of investments for account of policyholders		7,605	10,819	8,869
Net change in cash collateral		(332)	1,029	(455)
Net purchase of money market investments		1,089	823	(659)
Cash flow movements on operating items not reflected in income		11,200	8,462	11,082
Tax (paid)/ received		(18)	(9)	173
Other		(9)	1	(12)
Net cash flows from operating activities	21	7,302	517	553
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(46)	(42)	(34)
Purchase of equipment and real estate for own use		(102)	(81)	(72)
Acquisition of subsidiaries, net of cash		(1)	(89)	(52)
Acquisition/capital contributions joint ventures and associates		(269)	(146)	(121)
Disposal of intangible asset		1	2	1
Disposal of equipment		63	14	5
Disposal of subsidiaries and businesses, net of cash		137	(200)	(1,054)
Disposal joint ventures and associates		1	7	2
Dividend received from joint ventures and associates		130	97	129
Net cash flows from investing activities	21	(86)	(438)	(1,196)

Issuance of treasury shares		1	-	2
Issuance of perpetuals		496	-	-
Purchase of treasury shares		(318)	(248)	(266)
Proceeds from TRUPS 1), Subordinated borrowings and borrowings		4,923	4,185	9,170
Repayment of TRUPS 1), Subordinated borrowings and borrowings		(7,014)	(5,211)	(7,918)
Repayment of perpetuals		(1,343)	(200)	-
Repayment of non-cumulative subordinated note		-	(443)	-
Dividends paid		(309)	(328)	(294)
Coupons on perpetual securities		(112)	(136)	(138)
Coupons on non-cumulative subordinated notes		(54)	(14)	(37)
Net cash flows from financing activities	21	(3,730)	(2,395)	519
Net increase / (decrease) in cash and cash equivalents 2)		3,486	(2,317)	(125)

Net cash and cash equivalents at the beginning of the year		8,744	11,026	11,347
Effects of changes in exchange rate		33	35	(196)
Net cash and cash equivalents at the end of the year	21	12,263	8,744	11,026
[1]	Trust pass-through securities.
[2]

Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 5,999 million (2018: EUR 5,914 million and 2017: EUR 6,215 million) dividends received EUR 1,702 million (2018: EUR 1,222 million and 2017: EUR 1,292 million) and interest paid EUR 407 million (2018: EUR 400 million and 2017: EUR 311 million). All included in operating activities except for dividend received from joint ventures and associates EUR 130 million (2018: EUR 97 million and 2017: EUR 129 million).

The cash flow statement is prepared according to the indirect method.

Aegon Annual Report on Form 20-F 2019

151	Consolidated financial statements of Aegon N.V. Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 23,000 people worldwide (2018: over 26,000).

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

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

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2019 is provided below in note 2.1.1. Aegon also adopted voluntary changes in accounting policies, effective January 1, 2019, disclosed in note 2.1.2. The consolidated financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 18, 2020. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 15, 2020. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Other than for SEC reporting, Aegon prepares its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments:

Aegon Annual Report on Form 20-F 2019

152	Consolidated financial statements of Aegon N.V. Note 2

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

A reconciliation between IFRS and IFRS-EU is included in the table below.

	Shareholders’ equity		Net income
	2019	2018	2017	2019	2018	2017
In accordance with IFRS	21,850	19,200	20,266	1,239	711	2,469
Adjustment of EU ‘IAS 39’ carve-out	774	399	368	375	31	(142)
Tax effect of the adjustment	(167)	(81)	(83)	(86)	3	34
Effect of the adjustment after tax	607	318	285	289	34	(108)
In accordance with IFRS-EU	22,457	19,518	20,550	1,528	744	2,361

2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2019

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2019, the following standards and amendments to existing standards issued by the IASB became mandatory or early adopted:

Accounting standard/ amendment/ interpretation	IASB effective date	Impact for Aegon
IFRS 16 Leases	January 1, 2019	See below for comments
IFRIC 23 Uncertainty over Tax Treatments	January 1, 2019	Low
Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures	January 1, 2019	Low
Annual improvements 2015-2017	January 1, 2019	Low
Amendments to IAS 19 Plan amendment, curtailment or settlement	January 1, 2019	Low
Early adopted
Interest Rate Benchmark Reform	January 1, 2020	See below for comments

Except for IFRS 16 Leases and Interest Rate Benchmark Reform (early adopted by the Group), the new standards and amendments to existing standards are currently not relevant or do not significantly impact the financial position or financial statements (total adverse impact on the opening balance of retained earnings is EUR 3 million).

IFRS 16 Leases

IFRS 16 Leases was issued by the IASB in January 2016 and replaced IAS 17 Leases and IFRIC 4 on January 1, 2019. The most significant change of IFRS 16 is related to leases that were identified as operational leases held by a lessee under IAS 17. Under IAS 17 these leases were reported as (off-balance) operating lease obligations, and after January 1, 2019 are reported as (on-balance) lease liabilities with the accompanying lease assets. From a lessor perspective, IFRS 16 substantially carries forward the lessor accounting requirements under IAS 17.

The accounting policy for leases applicable from January 1, 2019 is included in note 2.33 Leases.

Transitional disclosures

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. At transition, the cumulative effect of initial application was recognized as an adjustment to the opening balance of retained earnings on January 1, 2019.

Aegon Annual Report on Form 20-F 2019

153	Consolidated financial statements of Aegon N.V. Note 2

As a lessee

The Group has adopted a number of key options and practical expedients allowed under IFRS 16, of which the following are the most significant:

◆	The Group has applied the modified retrospective approach and therefore has not restated the comparative amounts for the year prior to initial application. Under this approach, on a lease-by-lease basis, the following two options are available: (i) right-of-use assets (mainly high value properties) measured on transition as if the new rules had always been applied, but discounted using the lessee’s incremental borrowing rate at the date of initial application; or (ii) right-of-use assets measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The group has applied these two available options on a lease-by-lease basis;
◆	The Group has applied the exemption not to recognize right-of-use assets and liabilities for liabilities with less than 12 months of lease term;
◆	The Group has elected to apply the ‘grandfather’ option, which means that all conclusions previously reached under IAS 17 (and IFRIC 4 Determining Whether an Arrangement Contains a Lease) are deemed compliant with IFRS 16; and
◆	The Group has elected to use hindsight in areas that involve judgment or estimation, such as in determining the lease term if the contract contains options to extend or terminate the lease.

As a lessor

The Group is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor, except for a sublease. The Group accounted for its leases in accordance with IFRS 16 from the date of initial application.

Impacts on financial statements

At transition, the Group recognized EUR 235 million of right-of-use assets and lease liabilities of EUR 285 million, recognizing the adverse impact of EUR 41 million in shareholders’ equity, in retained earnings. The right-of-use assets mainly consist of approximately EUR 212 million real estate and of approximately EUR 23 million equipment. The largest right-of-use assets are office buildings located in the United Kingdom and US for an amount of EUR 116 million and EUR 50 million respectively. The Group does not expect material movements in net income going forward.

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 3.46%.

The reconciliation between operating lease commitments at December 31, 2018 and lease liabilities at January 1, 2019 is as follows:

January 1, 2019
Operating lease commitments at December 31, 2018 as per the consolidated annual financial statements	386
Discounted using the incremental borrowing rate at January 1, 2019	302
Recognition exemption for:
Short term leases	(7)
Extenstion and termination options reasonably certain to be exercised	(4)
Exclusion of non-lease components	(6)
Lease liabilities recognized at January 1, 2019	285

Interest rate benchmark reform

Aegon has elected to early adopt the ‘Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform’ issued in September 2019. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed on January 1, 2019 or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements, thereby ensuring that uncertainty on the outcome of the Interest Rate Benchmark Reform (IBOR) reforms does not result in early termination of hedge accounting, notably because the retrospective effectiveness may fall outside of the required range due to the IBOR reform.

Please refer to note 24 Derivatives for the required disclosures of the uncertainty arising from IBOR reform for hedging relationships for which the Group applied the reliefs.

The IASB is currently working on additional amendments to IAS 39 and IFRS 9, which will include the accounting for contract modifications following IBOR reform. Aegon continues to follow the status of the IASB’s IBOR reform project, and will assess the impact for the Group when further information becomes available.

Aegon Annual Report on Form 20-F 2019

154	Consolidated financial statements of Aegon N.V. Note 2

2.1.2 Voluntary change in accounting policy effective in 2019

Liability adequacy test (LAT)

Effective January 1, 2019, Aegon adopted a voluntary accounting policy change related to the liability adequacy test (LAT) of Aegon the Netherlands, which is applied retrospectively for all periods presented.

The recognition of a LAT deficit (refer to note 34 Insurance contracts) in Aegon the Netherlands triggered a review and change of its existing accounting policy related to the LAT. When assessing the adequacy of the insurance liabilities, Aegon the Netherlands takes into account any unrecognized gains on the investments backing the insurance liabilities measured at amortized cost. The subsequent sales of these assets can trigger a LAT deficiency, because previously unrecognized gains are realized and therefore no longer included in the LAT. Under the previous policy, unrealized gains on intercompany transferred assets which at balance sheet date are allocated to the insurance liabilities were taken into account. Under the new policy, the LAT takes into account the unrecognized gain on the transferred investments that are still held by the group, but only to the extent that these gains arose whilst the assets were backing the insurance liabilities. Consistently, for assets transferred to the insurer from another group company, the unrecognized gain that arose prior to transfer is not taken into account in the LAT. The change avoids that unrealized gains on assets that are still held by the group are not taken into account in the LAT.

The change does not impact other reporting units within Aegon as this change is specific to Aegon the Netherlands.

The impact of the change in accounting policy on full year 2019, is an increase in net income of EUR 19 million, an increase in shareholders’ equity of EUR 19 million, a decrease in insurance contracts of EUR 25 million and an increase in other liabilities of EUR 6 million. As a result, the basic and diluted earnings per common share increased with EUR 0.01. The basic and diluted earnings per common share B as disclosed on the face on the income statement remain unchanged.

Impact of the adjustment on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

Impact of voluntary changes in accounting policies on the consolidated statement of comprehensive income	Note	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to liability adequacy testing	December 31, 2018 (restated)	December 31, 2017 (as previously reported) 1)	Change in accounting policy related to liability adequacy testing	December 31, 2017 (restated)
Net income / (loss)		711	-	711	2,469	-	2,469

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		(2,138)	(4)	(2,142)	1,283	93	1,376
Income tax relating to items that may be reclassified		493	1	494	951	(23)	927
Net effect comprehensive income		(393)	(3)	(396)	431	70	501

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.		(395)	(3)	(398)	435	70	505
Non-controlling interests		2	-	2	(3)	-	(3)

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

Aegon Annual Report on Form 20-F 2019

155	Consolidated financial statements of Aegon N.V. Note 2

Impact of voluntary changes in accounting policies on the consolidated statement of financial position	Note	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to liability adequacy testing	December 31, 2018 (restated)	December 31, 2017 (as previously reported) 1)	Change in accounting policy related to liability adequacy testing	December 31, 2017 (restated)
Equity and liabilities
Shareholders’ equity	30	19,225	(26)	19,200	20,288	(23)	20,266
Insurance contracts	34	115,294	34	115,328	110,818	30	110,848
Deferred tax liabilities	40	538	(9)	529	1,029	(8)	1,021

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

Impact of voluntary changes in accounting policies on the statement of changes in equity	Note	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to liability adequacy testing	December 31, 2018 (restated)	December 31, 2017 (as previously reported) 1)	Change in accounting policy related to liability adequacy testing	December 31, 2017 (restated)

Share capital	30.1	7,808	-	7,808	8,053	-	8,053
Retained earnings	30	9,657	-	9,657	9,374	-	9,374
Revaluation reserves	30.4	3,461	(26)	3,436	4,920	(23)	4,898
Remeasurement of defined benefit plans	30.5	(1,850)	-	(1,850)	(1,669)	-	(1,669)
Other reserves	30.6	149	-	149	(390)	-	(390)
Shareholders’ equity		19,225	(26)	19,200	20,288	(23)	20,266

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

2.1.3 Future adoption of new IFRS accounting standards and amendments

The following standards and amendments to existing standards, published prior to January 1, 2020, were not early adopted by the Group, but will be applied in future years:

Accounting standard/ amendment/ interpretation	IASB effective date	Early adopted by Aegon	Impact for Aegon
IFRS 17 Insurance contracts	January 1, 2021	No	See below for comments
IFRS 9 Financial instruments	January 1, 2018 1)	No	See below for comments
Amendments to IFRS 9 Financial instruments on prepayment features with negative compensation	January 1, 2019 1)	No	See below for comments
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020	No	Low
Amendments to IFRS 3 Business Combinations	January 1, 2020	No	Low
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020	No	Low

[1]

The amendments to IFRS 4, Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts, issued in September 2016, allow entities that issue insurance contracts within the scope of IFRS 4 to defer the implementation of IFRS 9 (and linked amendments ‘Amendments to IFRS 9 Financial instruments on prepayment features with negative compensation’). The amendments to IFRS 4 are further explained below.

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

Aegon Annual Report on Form 20-F 2019

156	Consolidated financial statements of Aegon N.V. Note 2

Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, on May 18, 2017, the IASB published the final version of the IFRS 17 Insurance Contracts standard. Prior to its finalization, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 Financial Instruments: Recognition and Measurement rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e., a temporary exemption of IFRS 9). The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and IFRS 17. However, in November 2018, the IASB agreed to start the process to amend IFRS 17, which could lead to the temporary exemption from IFRS 9 to be extended until January 1, 2022. As this decision is still subject to IASB due process, this could lead to another year of deferral.

An entity is eligible to apply the temporary exemption if the carrying amount of its liabilities connected with insurance activities is

◆	Greater than 90% of the total carrying value of all liabilities; or
◆	Between 80% and 90% of the total carrying value of all its liabilities, and the insurer does not have significant activities unrelated to insurance.

Aegon performed this analysis at December 31, 2015, and concluded that it meets the requirements for the temporary exception as 94% of its liabilities are connected with insurance activities. As a result, Aegon elected to make use of the temporary exemption of IFRS 9.

As Aegon defers the application of IFRS 9 (including linked amendments as included in above table), the full impact of the standard is not yet clear, however an initial impact assessment resulted in the expectation that it will have a significant impact on shareholders’ equity, income and/or other comprehensive income and disclosures. An implementation project was started in 2017 and is combined with the implementation of IFRS 17 Insurance Contracts.

By qualifying for and electing the temporary exemption, the IFRS 4 amendment requires certain additional disclosures; specifically, Aegon is required to disclose information to enable users of financial statements to compare insurers applying the temporary exemption with entities applying IFRS 9. This information is presented below:

Fair value changes

The table below presents an overview of the fair value of the classes of financial assets as of December 31, 2019, as well as the change in fair value during the reporting period. The asset classes are divided into two categories:

◆	SPPI: assets of which cash flows represent solely payments of principal and interest (SPPI) on an outstanding principal amount, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis; and
◆	Other: all financial assets other than those specified in SPPI:
◆	with contractual terms that do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding;
◆	that meet the definition of held for trading in IFRS 9; or
◆	that are managed and whose performance are evaluated on a fair value basis.

Aegon Annual Report on Form 20-F 2019

157	Consolidated financial statements of Aegon N.V. Note 2

		2019		2018
Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period	Fair value at the end of the reporting period	Change in fair value during the reporting period
Shares 1)	SPPI	70	1	68	(2)
	Other	810	54	2,092	87
Debt securities	SPPI	82,014	6,218	76,283	(2,997)
	Other	4,839	(770)	4,970	(123)
Money Markets and other short-term investments	SPPI	2,724	-	3,126	-
	Other	2,603	-	3,181	-
Mortgage loans	SPPI	42,567	930	39,758	(1,213)
	Other	-	-	-	-
Private loans	SPPI	5,152	284	4,452	(63)
	Other	200	(18)	42	(5)
Deposits with financial institutions	SPPI	142	-	141	-
	Other	-	-	-	-
Policy loans	SPPI	-	-	-	-
	Other	2,024	-	1,973	-
Other financial assets	SPPI	36	-	111	-
	Other	5,388	(100)	3,637	(210)
At December 31		148,570	6,598	139,834	(4,525)

[1]	The SPPI-compliant shares include preferred equity instruments.

Cash and cash equivalents, deposits with financial institutions, and receivables all pass the SPPI test and are held at amortized cost, whereby the amortized cost is assumed to approximate fair value due to the short-term nature of the assets. For movement schedules of these financial assets, refer to respective notes.

The fair value at the end of the reporting period in the table reconciles back to the respective table in note 22.1 Financial assets, excluding derivatives.

Credit Risk

The table below details the credit risk rating grades, as of December 31, 2019, for financial assets with cash flows that are SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis. The tables show the carrying value of those financial assets applying IAS 39 (in the case of financial assets measured at amortized cost, before adjusting for any impairment allowances).

Aegon Annual Report on Form 20-F 2019

158	Consolidated financial statements of Aegon N.V. Note 2

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total
2019
Shares – Carried at fair value	-	-	-	43	27	-	-	-	70
Debt securities – Carried at fair value	26,723	8,989	20,112	22,296	1,364	1,244	1,283	3	82,014
Money market and other short-term investments – carried at fair value	255	193	2,164	112	-	-	-	-	2,724
Mortgage loans – Carried at amortized cost	1,311	3,671	3,580	369	15	4	-	29,574	38,524
Private loans – Carried at amortized cost	1,799	82	198	970	49	-	-	1,383	4,479
Other financial assets – Carried at fair value	-	-	57	10	33	38	-	40	177

At December 31	30,088	12,933	26,111	23,800	1,487	1,285	1,283	31,000	127,988
2018
Shares – Carried at fair value	-	-	-	42	9	17	-	-	68
Debt securities – Carried at fair value	25,637	9,224	17,057	20,330	1,480	1,159	1,395	-	76,283
Money market and other short-term investments – carried at fair value	55	158	2,561	351	-	-	-	-	3,126
Mortgage loans – Carried at amortized cost	941	3,204	3,567	266	15	-	-	28,647	36,639
Private loans – Carried at amortized cost	1,611	83	261	924	52	-	-	1,136	4,068
Other financial assets – Carried at fair value	-	-	64	12	44	61	1	70	252

At December 31	28,244	12,670	23,510	21,925	1,601	1,237	1,396	29,853	120,436

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

	2019		2018
SPPI compliant financial assets with no low credit risk	Carrying amount	Fair value	Carrying amount	Fair value
Shares – Carried at fair value	27	27	26	26
Debt securities – Carried at fair value	3,894	3,894	4,035	4,035
Mortgage loans – Carried at amortized cost	29,593	33,132	28,661	31,711
Private loans – Carried at amortized cost	1,431	1,488	1,189	1,225
Deposits with financial institutions – Carried at amortized cost	76	76	70	70
Other financial assets – Carried at fair value	35	35	106	106

At December 31	35,056	38,652	34,087	37,173

Investments in joint ventures and associates

All Aegon’s equity accounted investments remain to apply IAS 39. Except AMVEST Vastgoed B.V. (AMVEST), Aegon does not hold any other individually material joint-venture nor associate. As most of AMVEST financial assets are measured at fair value through profit or loss, there is no material difference between the financial statements of AMVEST under IFRS 9 and IAS 39. As the remaining joint ventures and associates are not material on a consolidated level, the additional information required by IFRS 4 for electing the temporary exemption is not disclosed for these entities.

Subsidiaries and joint ventures applying IFRS 9 in their statutory accounts

Information on the adoption of IFRS 9 by principal subsidiaries and joint ventures that for statutory purposes cannot elect to defer the effective date of IFRS 9 can be found in the publicly available statutory annual reports on www.aegon.nl and/or the Chamber of Commerce. This information is not part of the audited consolidated financial statements of Aegon N.V.. The related entities are:

◆	Aegon Bank N.V.
◆	Aegon Hypotheken B.V.
◆	Aegon Asset Management Holding B.V.
◆	Amvest Vastgoed B.V.

[1]	Mortgage loans with no low credit risk are defined as being more than 90 days past due, in line with regulatory guidelines.

Aegon Annual Report on Form 20-F 2019

159	Consolidated financial statements of Aegon N.V. Note 2

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

In November 2018, the IASB agreed to start the process to amend IFRS 17 to defer the mandatory effective date of IFRS 17 by one year (original effective date was January 1, 2021). Subject to IASB due process, entities will be required to apply IFRS 17 for annual periods beginning on or after January 1, 2022. The IASB noted that given the considerations of the proposed amendments to IFRS 17 of June 2019, and in light of the criteria for assessing them, any such potential amendments could take a year to finalize. A final Standard is expected by the IASB to be issued in June 2020. As a consequence of the IFRS 17 deferral, the IASB also agreed to revise the fixed expiry date of the temporary exemption from IFRS 9 in IFRS 4 to allow entities to continue applying the temporary exemption from IFRS 9 until January 1, 2022. As this decision is still subject to IASB due process, this could lead to another year of deferral.

The Standard represents a fundamental change to current financial reporting and the implementation effort is expected to be significant. Early adoption of the standard is therefore not expected. An implementation project was started soon after the publication of the new Standard. Currently no final decisions have been made as to the accounting policy options provided in IFRS 17 as a consequence of awaiting the final amendments and the outcome of quantitative studies intended to be performed subsequently, however, it is expected that the impact of the initial application on Aegon’s financial statements is significant.

2.1.4 Future adoption of voluntary change in accounting policy

Reinsurance accounting

As of January 1, 2020, Aegon will voluntarily change its accounting policy for the deferred cost of reinsurance. A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business.

Until 2019, the amortization of the deferred cost of reinsurance is based solely on assumptions relating to the underlying insurance contracts. As of January 1, 2020, for products sold in the Americas and Asia where the amortization is based on expected gross profit margins (EGPs), these EGPs will be net of reinsurance (i.e. net of actual reinsurance cash flows that exceed expected reinsurance cash flows). Additionally, the reinsurance cash flows used to calculate the amortization rate will be unlocked prospectively. The accounting policy on the amortization of similar intangibles, such as deferred policy acquisition costs, will be updated accordingly.

The new policy will be adopted because it better reflects the economics of Aegon’s reinsurance transactions and aligns to current market practice. The previous accounting policy would have resulted in significant income volatility in the event of incurred claims with large sums insured, despite the fact that a significant part of the losses is reinsured.

As no recent death claims with large sum insured have occurred prior to 2020, the impact of this policy change on shareholders’ equity per January 1, 2020 is not significant.

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

Aegon Annual Report on Form 20-F 2019

160	Consolidated financial statements of Aegon N.V. Note 2

at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling share in changes in the subsidiary’s equity.

The excess of the consideration paid to acquire the interest and the fair value of any interest already owned, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within 12 months after the acquisition date are made against goodwill. Aegon recognized contingent considerations either as provision or as financial liability depending on the characteristics. Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the income statement.

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

Aegon Annual Report on Form 20-F 2019

161	Consolidated financial statements of Aegon N.V. Note 2

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

Aegon Annual Report on Form 20-F 2019

162	Consolidated financial statements of Aegon N.V. Note 2

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums, revenues or the expected gross profit margins. The amortization period and pattern are reviewed at each reporting date; any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with deferred policy acquisition costs (DPAC) where appropriate, is assessed for recoverability using aggregation levels on a geographical jurisdiction basis or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. The portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period, for more details refer to 2.19. f Liability adequacy testing.

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

Aegon Annual Report on Form 20-F 2019

163	Consolidated financial statements of Aegon N.V. Note 2

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

Measurement

Financial assets are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, any directly attributable incremental transaction costs.

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

Aegon Annual Report on Form 20-F 2019

164	Consolidated financial statements of Aegon N.V. Note 2

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

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire or when the Group retains the right to receive cash flows from the asset but has an obligation to pay any received cash flows in full without delay to a third party and either: has transferred the asset and substantially all the risks and rewards of ownership, or has neither transferred nor retained all the risks and rewards but has transferred control of the asset. Financial assets of which the Group has neither transferred nor retained significantly all the risk and rewards and retained control are recognized to the extent of the Group’s continuing involvement. If significantly all risks are retained, the assets are not derecognized.

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

All property is initially recognized at cost. Such cost includes the cost of replacing part of the real estate and borrowing cost for long-term construction projects if recognition criteria are met. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. Revaluation of real estate for own use is recognized in OCI and accumulated in revaluation reserve in equity. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount.

On disposal of an asset, the difference between the net proceeds received and the carrying amount is recognized in the income statement. Any remaining surplus attributable to real estate in own use in the revaluation reserve is transferred to retained earnings.

Aegon Annual Report on Form 20-F 2019

165	Consolidated financial statements of Aegon N.V. Note 2

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

Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There is currently uncertainty around the timing and precise nature of these changes, in light of which the following assumptions have been made with respect to hedge accounting:

◆	When considering the ‘highly probable’ requirement, it is assumed that the current benchmark interest rate on which the hedged positions is based will not change as a result of IBOR reform.
◆	In assessing whether the hedge is expected to be ‘highly effective’ on a forward-looking basis, it is assumed that the current benchmark interest rate on which the cash flows of the hedged item and the derivative that hedges it are based is not altered as a result of the IBOR reform.

Aegon Annual Report on Form 20-F 2019

166	Consolidated financial statements of Aegon N.V. Note 2

◆	Hedge accounting is not discontinued during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
◆	The cash flows hedge reserve relating to the period after the IBOR reform is expected to take effect, is not recycled solely because cash flows are expected to change.

d. Brexit

Since January 31, 2020, the United Kingdom (UK) is no longer a member of the European Union. The UK has until the end of 2020 to negotiate a trade deal with the EU and prevent a hard Brexit (no deal) scenario. A hard Brexit will have consequences for the derivatives contracts Aegon holds with UK counterparties as they may lose their eligibility under European regulation. Aegon transferred part of its derivatives with UK counterparties, clearing members and part of its derivatives that were held at the London Clearing House (LCH) to non-UK counterparties and to Eurex in Frankfurt. Based on new information about Brexit, the future eligibility of LCH and the liquidity at the different venues will be assessed.

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

Aegon Annual Report on Form 20-F 2019

167	Consolidated financial statements of Aegon N.V. Note 2

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the joint venture and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the joint venture are recognized in OCI and reflected in other reserves in shareholders’ equity, while the share in the joint ventures net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the joint ventures’ equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

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

Aegon Annual Report on Form 20-F 2019

168	Consolidated financial statements of Aegon N.V. Note 2

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

DPAC are deferred to the extent that they are recoverable and are subsequently amortized based on factors such as expected gross profit margins. For products sold in the United States and Asia with amortization based on expected gross profit margins or revenues, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, morbidity and lapse assumptions, maintenance expenses and expected inflation rates.

For all products, DPAC, in conjunction with VOBA where appropriate, is assessed for recoverability at least annually as part of the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits or revenues are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

For products sold in the United States and Asia, when unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, DPAC is adjusted to equal the effect that the realization of the gains or losses (through sale or impairment) would have had on its measurement. This is recognized in OCI and accumulated in the related revaluation reserve in shareholders’ equity.

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

When losses on buying reinsurance are deferred, the amortization is based on the assumptions of the underlying insurance contracts. In the Netherlands, the amortization is based on the percentage of premium paid on the reinsurance contract. The amortization is recognized in the income statement.

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

Aegon Annual Report on Form 20-F 2019

169	Consolidated financial statements of Aegon N.V. Note 2

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

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its fair value less cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to note 29 Intangible assets for more details.

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

Aegon Annual Report on Form 20-F 2019

170	Consolidated financial statements of Aegon N.V. Note 2

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

After impairment the interest accretion on debt instruments is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

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

Aegon Annual Report on Form 20-F 2019

171	Consolidated financial statements of Aegon N.V. Note 2

using historical exchange rates. With effect on May 15, 2018, Aegon has exercised its right to redeem USD 525 million non-cumulative subordinated notes, subsequently leading to their redemption. As the Group’s obligation under the contract has expired, the liability and equity components of the non-cumulative subordinated notes have been derecognized.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax. For compound instruments incremental external costs that were directly attributable to the issuing or buying back of the compound instruments were recognized proportionate to the equity component and liability component, net of tax.

The Group recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized the past transactions or events that generated the distributable profits. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

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

Aegon Annual Report on Form 20-F 2019

172	Consolidated financial statements of Aegon N.V. Note 2

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

In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 2.19. c Embedded derivatives or, if bifurcated from the host contract, as described in note 2.9 Derivatives.

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

Aegon Annual Report on Form 20-F 2019

173	Consolidated financial statements of Aegon N.V. Note 2

In the Netherlands, an additional liability is established for guaranteed minimum investment returns on group pension plans with profit sharing and on traditional insurance contracts, with profit sharing based on an external interest index, that are not bifurcated. These guarantees are measured at fair value.

d. Shadow accounting

Shadow accounting allows that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or through other comprehensive income in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized through other comprehensive income in the revaluation reserve, together with the unrealized gain or loss.

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

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. For details on the fair value (measurement) of Aegon’s assets and liabilities, please refer to note 44 Fair value. Only differences between the fair value and the book value build up during the period when the asset were allocated to the insurance portfolio are included in the LAT.

Aegon Annual Report on Form 20-F 2019

174	Consolidated financial statements of Aegon N.V. Note 2

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

2.20 Investment contracts

Aegon conducts its operations through the following type of investment contracts:

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

Aegon Annual Report on Form 20-F 2019

175	Consolidated financial statements of Aegon N.V. Note 2

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

Aegon Annual Report on Form 20-F 2019

176	Consolidated financial statements of Aegon N.V. Note 2

Profit or loss recognition

The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:

◆	Current year service cost which is recognized in profit or loss; and
◆	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.

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

c. Share-based payments

The Group has issued share-based plans that entitle selected employees to receive Aegon N.V. common shares, subject to pre-defined conditions such as the grant price of the shares and (business and personal) performance criteria.

The expenses recognized for these plans are based on the fair value on the grant date of the shares. The fair value is measured at the market price of Aegon N.V. common shares, adjusted to take into account the non-vesting and market conditions upon which the shares were granted. For example, where the employee is not entitled to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered.

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

Aegon Annual Report on Form 20-F 2019

177	Consolidated financial statements of Aegon N.V. Note 2

2.24 Tax assets and liabilities

a. Current tax receivables and payables

Tax receivables and payables for current and prior periods are measured at the amount that is expected to be received from or paid to the taxation authorities. The tax treatment of transactions or events requires judgement and is often complex and may lead to discussions with tax authorities. Consequently, in a number of jurisdictions, prior year tax returns remain open and subject to tax authority approval or pending litigation for a number of years. The tax assets and liabilities reported are based on the best available information, supported by external advice if necessary, and are reflecting uncertainties. Differences between the final outcome and the estimates originally made are accounted for in the current and deferred tax assets and liabilities in the period in which reasonable certainty is obtained. Measurement is done using the tax rates that have been enacted or substantively enacted by the reporting date.

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

Aegon Annual Report on Form 20-F 2019

178	Consolidated financial statements of Aegon N.V. Note 2

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

Aegon Annual Report on Form 20-F 2019

179	Consolidated financial statements of Aegon N.V. Note 2

2.32 Interest charges and related fees

Interest charges and related fees includes interest expense on trust pass-through securities and other borrowings. Interest expense on trust pass-through securities and other borrowings carried at amortized cost is recognized in profit or loss using the effective interest method.

2.33 Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. For further information on the revised Leases standard refer to note 2.1.1. Adoption of new IFRS accounting standards and amendments effective in 2019.

Policy applicable from January 1, 2019

As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of real estate and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses (using the same rate to measure the lease liability), if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘Other assets and receivables’ and lease liabilities in ‘Other liabilities’ in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, including small office equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessor

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

Policy applicable before January 1, 2019

As a lessee

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

Aegon Annual Report on Form 20-F 2019

180	Consolidated financial statements of Aegon N.V. Note 3

As a lessor

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

Valuation of assets and liabilities arising from life insurance contracts

The valuation of certain assets and liabilities arising from insurance contracts is developed using complex valuation models. The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation, or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized through other comprehensive income in the related revaluation reserve in shareholders’ equity.

Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. Mortgage loans is the primary asset class for which the difference between the fair value and the book value of assets impacts the LAT. For details on the fair value (measurement) of Aegon’s assets and liabilities, please refer to note 44 Fair value.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative, or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

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

Aegon Annual Report on Form 20-F 2019

181	Consolidated financial statements of Aegon N.V. Note 3

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

Actuarial assumption and model updates

Assumptions are reviewed periodically in the second quarter for the US and Asia and in the fourth quarter for Europe, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During 2019, Aegon implemented actuarial assumption and model updates resulting in a net EUR 196 million charge to income before tax (2018: EUR 121 million charge). Refer to note 5 Segment information for further details.

For the years 2017 through 2019, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. During the three year period, the long-term assumption for 10-year US Treasury yields was 4.25% and the uniform grading period was 10 years. Aegon’s assumed returns for US separate account bond funds are 4% over the next 10 years and 6% thereafter. The long term credit spread assumption, net of assumed defaults and expenses, on our most common corporate bonds is 114bps. The 90-day Treasury yield was 1.55%, 2.37% and 1.39% at December 31, 2019, 2018 and 2017, respectively. During the period 2017 to 2019 the 90-day Treasury yield was assumed to have a uniform grading over 10 years to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

Sensitivities

Please note that the sensitivities listed in the disclosures below represent sensitivities to Aegon’s position at the balance sheet date for the respective years. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the disclosure.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 111 million (2018: EUR 148 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.7 billion at December 31, 2019 (2018: EUR 2.6 billion).

Aegon Annual Report on Form 20-F 2019

182	Consolidated financial statements of Aegon N.V. Note 3

A relative increase of 10% to the mortality assumption was used, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 204 million (2018: EUR 207 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 126 million (2018: EUR 89 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses) would reduce net income by less than EUR 13 million (2018: EUR 9 million).

Sensitivity on long term care products (LTC) in the United States

Sensitivities of significant product liability assumptions on the LTC IFRS after-tax Gross Present Value Reserve (GPV) margin are indicated below. The GPV is the liability as determined on a best estimate assumption basis. Until an assumption change is of significant amount to breach the current margin of EUR 251 million (loss recognition block of LTC), there will be no IFRS financial impact (2018: EUR 35 million). The GPV margin is the amount by which the IFRS reserve exceeds the GPV liability.

A 5% increase in the incidence rates with regard to Aegon’s long term care products would result in a GPV increase of approximately EUR 178 million (2018: EUR 170 million). A 5% decrease in the incidence rates with regard to Aegon’s long term care products would result in a GPV decrease of approximately EUR 178 million (2018: EUR 170 million).

Removing the morbidity improvement, which is a component of the incidence assumption, would result in a GPV increase of approximately EUR 535 million (2018: EUR 500 million), of which EUR 445 million (2018: EUR 425 million) relates to the loss recognition block.

Reducing mortality 10% would result in a GPV increase of approximately EUR 89 million (2018: EUR 85 million). Increasing mortality 10% would result in a GPV decrease of approximately EUR 89 million (2018: EUR 85 million).

Removing future mortality improvement would result in a GPV decrease of approximately EUR 89 million (2018: EUR 85 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At December 31, 2019 the liability adequacy test (LAT) of Aegon the Netherlands resulted in a deficiency driven by market movements in 2019. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages (shadow loss recognition). Please also refer to Note 2.19f Liability adequacy testing for further details on the accounting policy.

The LAT deficit per December 31, 2019 in Aegon the Netherlands amounted to EUR 5.1 billion, which was partially offset by the shadow loss recognition of EUR 3.4 billion, resulting in a net deficit of EUR 1.7 billion.

During 2019 the outcome of the liability adequacy test in Aegon the Netherlands triggered a review of the existing sensitivities. As a result, starting from 2019, Aegon discloses sensitivities on interest rate, bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT test, without taking into account the impact of shadow loss recognition.

The results are indicated below:

An increase of 100 bps in interest rate would result in a decrease in LAT deficit of EUR 3.5 billion. A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 4.7 billion.

Increasing 50 bps in bond credit spread would lead to an increase in LAT deficit of EUR 0.2 billion. A decrease of 50 bps would result in a decrease in LAT deficit of EUR 0.2 billion.

A 50 bps increase in mortgage spread would result in an increase in LAT deficit of EUR 0.6 billion. A 50 bps decrease would result in a decrease in LAT deficit of EUR 0.6 billion.

Aegon Annual Report on Form 20-F 2019

183	Consolidated financial statements of Aegon N.V. Note 3

A shift up or down by 5 bps in liquidity premium would not result in a significant movement in the LAT deficit.

Given the LAT deficit at December 31, 2019, the above mentioned results would be reflected directly in the income statement. This impact on the income statement will be partially offset by the application of shadow loss recognition, triggered by the interest rate shock.

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

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument is classified in its entirety as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an at arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the table headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ in note 44 Fair Value. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial) could result in a different estimate of fair value at the reporting date.

Aegon Annual Report on Form 20-F 2019

184	Consolidated financial statements of Aegon N.V. Note 4

The valuation techniques applied to financial instrument affected by IBOR reforms remain consistent with those of other market participants, and the uncertainty on the outcome of the reforms has not affected the classification of the instruments.

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

4 Financial risks

General

As an insurance group, Aegon is exposed to a variety of risks. Aegon’s largest exposures are to changes in financial markets (e.g. foreign currency, interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells, deferred expenses and value of business acquired. Other risks include insurance related risks, such as changes in mortality, morbidity, bond credit spread and liquidity premium, which are discussed in note 34 Insurance contracts. Aegon manages risk at local level where business is transacted, based on principles and policies established at the Group level. Aegon’s integrated approach to risk management involves similar measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position.

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

Aegon Annual Report on Form 20-F 2019

185	Consolidated financial statements of Aegon N.V. Note 4

Unrealized gains and losses on these assets are not recognized in the income statement but are booked through other comprehensive income to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. Aegon’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

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

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 45 and 46 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

Aegon Annual Report on Form 20-F 2019

186	Consolidated financial statements of Aegon N.V. Note 4

2019	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollater- alization)	Net exposure
Debt securities - carried at fair value	86,853	-	-	267	-	-	-	267	-	86,586

Money market and other short-term investments - carried at fair value	5,327	-	363	-	-	-	-	363	23	4,987

Mortgage loans - carried at amortized cost	37,750	2,648	-	65	61,159	-	-	63,872	26,249	127

Private loans - carried at amortized cost	4,487	51	-	-	-	-	-	51	-	4,436

Other loans - carried at amortized cost	2,353	-	-	-	-	-	2,008	2,008	1,329	1,674

Other financial assets - carried at fair value	4,083	-	-	-	-	-	-	-	-	4,083

Derivatives	10,658	2,666	47	31	-	8,186	-	10,930	283	10

Reinsurance assets	20,835	-	3,884	105	-	-	-	3,989	-	16,845

At December 31	172,346	5,365	4,294	468	61,159	8,186	2,008	81,481	27,884	118,749

2018	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollateral- ization)	Net exposure

Debt securities - carried at fair value	81,253	-	-	169	-	-	-	169	-	81,084

Money market and other short-term investments - carried at fair value	6,307	-	484	-	-	-	-	484	29	5,852

Mortgage loans - carried at amortized cost	36,240	2,535	-	136	57,009	-	-	59,680	23,589	149

Private loans - carried at amortized cost	4,103	45	-	-	-	-	-	45	-	4,058

Other loans - carried at amortized cost	2,310	-	-	-	-	-	1,960	1,960	1,238	1,589

Other financial assets - carried at fair value	3,551	-	-	-	-	-	-	-	-	3,551

Derivatives	7,337	2,627	233	31	-	4,606	-	7,496	225	66

Reinsurance assets	20,505	-	4,035	104	-	-	-	4,139	-	16,366

At December 31	161,607	5,207	4,752	439	57,009	4,606	1,960	73,972	25,081	112,715

Debt securities

Several bonds in Aegon’s Americas’ portfolio are guaranteed by Monoline insurers. This is shown in the table above in the column ‘Letters of credit / guarantees’. Further information on the Monoline insurers is provided below under ‘Monoline insurers’.

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

Aegon Annual Report on Form 20-F 2019

187	Consolidated financial statements of Aegon N.V. Note 4

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

Reinsurance assets

The collateral related to the reinsurance assets include assets in trust that are held by the reinsurer for the benefit of Aegon. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note 26 Reinsurance assets.

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

Credit risk management

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated ‘A’ or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, equity swaps, currency swaps and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high-quality instruments to be posted. Over the last three years, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. Eligible derivative transactions are

Aegon Annual Report on Form 20-F 2019

188	Consolidated financial statements of Aegon N.V. Note 4

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

At December 31, 2019, there were two violations of the Credit Name Limit Policy at Group level (December 31, 2018: nil). These related to Bank of America and Republic of Turkey. The Bank of America violation was addressed in early 2020 and the Turkey violation is being monitored.

At December 31, 2019, Aegon’s largest corporate credit exposures are to Wilton Re Holdings Ltd, American United Mutual Insurance, SCOR and Reinsurance Group of America. Aegon had large government exposures, the largest being in the Americas, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon group level long-term counterparty exposure limits are as follows:

Group limits per credit rating

Amounts in EUR million	2019	2018

AAA	900	900

AA	900	900

A	675	675

BBB	450	450

BB	250	250

B	125	125

CCC or lower	50	50

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

Aegon Annual Report on Form 20-F 2019

189	Consolidated financial statements of Aegon N.V. Note 4

Credit rating general account investments, excluding reinsurance assets 2019	Americas		The Netherlands		United Kingdom		Southern & Eastern Europe
	Amortized		Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value	cost	Fair value

AAA	1,311	14,664	1,799	13,342	-	91	-	15

AA	3,671	4,162	82	7,625	-	624	-	101

A	3,580	19,752	47	8,271	-	307	61	592

BBB	275	19,062	970	1,758	-	120	5	572

BB	15	1,314	49	97	-	1	-	10

B	4	926	-	2	-	-	36	212

CCC or lower	-	677	-	-	-	-	-	1

Assets not rated	1,971	4,028	30,306	1,493	-	959	16	72

Total	10,827	64,584	33,251	32,589	-	2,103	118	1,574

Past due and / or impaired assets	95	1,051	210	19	-	-	-	-
At December 31	10,922	65,635	33,460	32,609	-	2,103	118	1,574

Credit rating general account investments, excluding reinsurance assets 2019	Asia		Asset Management			Total 2019 1)
	Amortized		Amortized		Amortized		Total carrying
	cost	Fair value	cost	Fair value	cost	Fair value	value

AAA	-	1,032	-	164	3,110	29,322	32,431

AA	-	500	-	2	3,752	13,014	16,766

A	-	2,260	-	11	3,688	31,206	34,895

BBB	-	2,530	-	15	1,249	24,058	25,307

BB	-	158	-	27	64	1,678	1,742

B	-	100	-	34	40	1,274	1,314

CCC or lower	-	13	-	9	-	699	699

Assets not rated	42	17	-	5	32,383	6,789	39,172

Total	42	6,611	-	266	44,286	108,040	152,327
Past due and / or impaired assets	-	9	-	-	305	1,101	1,406
At December 31	42	6,620	-	266	44,591	109,142	153,732

[1]	Includes investments of Holding and other activities.

Credit rating general account investments, excluding reinsurance assets 2018	Americas		The Netherlands		United Kingdom		Southern & Eastern Europe
	Amortized		Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value	cost	Fair value

AAA	941	15,338	1,611	12,956	-	84	-	10

AA	3,104	3,855	83	6,704	-	594	-	100

A	3,567	17,428	55	2,482	-	291	54	505

BBB	266	17,609	924	1,299	-	95	3	682

BB	7	1,393	52	39	-	1	9	22

B	-	1,013	-	-	-	-	64	105

CCC or lower	-	741	-	-	-	-	1	1

Assets not rated	1,952	4,126	29,534	4,423	-	1,085	13	70

Total	9,837	61,501	32,259	27,905	-	2,149	143	1,496

Past due and / or impaired assets	108	1,346	277	25	-	-	-	1

At December 31	9,945	62,847	32,536	27,930	-	2,149	143	1,497

Aegon Annual Report on Form 20-F 2019

190	Consolidated financial statements of Aegon N.V. Note 4

	Asia		Asset Management			Total 2018 1)
Credit rating general account investments, excluding reinsurance assets 2018	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	-	987	-	136	2,552	29,518	32,070

AA	-	372	-	-	3,188	11,626	14,813

A	-	1,823	-	5	3,675	22,542	26,218

BBB	-	2,186	-	1	1,193	21,871	23,064

BB	-	140	-	9	68	1,653	1,721

B	-	132	-	17	64	1,267	1,331

CCC or lower	-	22	-	9	1	773	774

Assets not rated	16	14	-	5	31,527	9,960	41,488

Total	16	5,676	-	181	42,268	99,210	141,478

Past due and / or impaired assets	-	27	-	-	385	1,399	1,784

At December 31	16	5,704	-	181	42,653	100,609	143,263

[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2019	Carrying value 2018

AAA	-	-

AA	10,477	9,150

A	10,002	11,041

Below A	40	30

Not rated	316	284

At December 31	20,835	20,505

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2019	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2019 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	2,289	311	-	-	128	-	2,729	909

Commercial mortgage-backed securities (CMBSs)	3,428	13	128	-	584	1	4,154	8

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	519	1,050	-	-	73	-	1,642	4

ABSs – Other	1,724	73	72	6	384	-	2,258	1

Financial - Banking	6,561	2,684	154	224	928	3	10,554	4

Financial - Other	8,885	191	38	71	742	154	10,096	4

Industrial	23,158	2,243	234	176	2,966	57	28,835	61

Utility	3,760	136	67	45	402	1	4,411	52

Government bonds	9,558	16,072	449	975	401	44	27,500	2
At December 31	59,882	22,773	1,143	1,497	6,609	260	92,180	1,046

[1]	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2019

191	Consolidated financial statements of Aegon N.V. Note 4

Credit risk concentrations – Government bonds per country of risk 2019	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2019 1)

United States	8,893	1	-	4	309	2	9,210

Netherlands	-	6,316	-	-	-	-	6,316

United Kingdom	-	-	362	-	-	18	380

Austria	-	1,227	-	4	-	-	1,230

Belgium	-	1,097	21	5	-	-	1,123

Finland	-	135	-	-	-	-	135

France	-	1,512	35	3	-	-	1,551

Germany	-	4,649	-	-	-	-	4,649

Hungary	2	-	-	345	-	-	348

Luxembourg	-	807	-	-	-	-	807

Spain	-	95	-	273	-	-	368

Rest of Europe	85	216	-	336	6	3	646

Rest of world	576	17	32	5	85	22	737
Supranational	1	-	-	-	-	-	1

At December 31	9,558	16,072	449	975	401	44	27,500

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2019 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2019 1)

AAA	20,324	719	6,344	1,861	29,248

AA	4,903	3,514	1,429	2	9,848

A	899	22,416	1,378	-	24,693

BBB	949	22,137	284	-	23,371

BB	110	1,292	122	-	1,524

B	297	956	27	-	1,280

CCC or lower	18	309	1,197	-	1,524

Assets not rated	-	3	3	686	691

At December 31	27,500	51,347	10,783	2,549	92,180

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – debt securities and money market investments 2018	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2018 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	2,138	395	-	-	52	-	2,585	918

Commercial mortgage-backed securities (CMBSs)	3,314	35	127	-	537	-	4,013	14

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	717	1,669	-	-	61	-	2,447	3

ABSs – Other	1,915	247	61	6	323	-	2,552	40

Financial - Banking	6,423	1,473	132	210	815	6	9,059	29

Financial - Other	8,863	188	33	116	595	121	9,924	19

Industrial	21,060	1,515	213	148	2,486	33	25,457	187

Utility	3,572	115	60	51	370	-	4,169	144

Government bonds	9,607	15,948	438	889	457	17	27,356	8

At December 31	57,609	21,586	1,064	1,419	5,696	176	87,560	1,362

[1]	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2019

192	Consolidated financial statements of Aegon N.V. Note 4

Credit risk concentrations – Government bonds per country of risk 2018	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2018 1)

United States	8,891	-	-	-	362	-	9,253

Netherlands	-	6,040	-	-	-	-	6,040

United Kingdom	-	-	356	1	-	17	374

Austria	-	1,102	-	4	-	-	1,106

Belgium	-	1,000	21	6	-	-	1,027

Finland	-	949	-	-	-	-	949

France	-	1,292	33	5	-	-	1,329

Germany	-	4,397	-	-	-	-	4,397

Hungary	3	-	-	410	-	-	413

Luxembourg	-	786	-	1	-	-	787

Spain	-	89	-	209	-	-	298

Rest of Europe	103	264	-	247	9	-	623

Rest of world	580	30	28	5	86	-	730

Supranational	30	-	-	-	-	-	30

At December 31	9,607	15,948	438	889	457	17	27,356

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2018 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2018 1)

AAA	20,479	772	6,505	1,753	29,511

AA	4,949	3,264	1,721	-	9,934

A	614	18,482	1,490	1	20,587

BBB	961	20,360	349	1	21,670

BB	215	1,279	144	-	1,638

B	136	1,003	69	-	1,207

CCC or lower	1	302	1,318	-	1,621

Assets not rated	-	-	-	1,391	1,391

At December 31	27,356	45,462	11,596	3,147	87,560

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – mortgage loans 2019	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2019 1)	Of which past due and /or impaired assets

Agricultural	69	-	-	-	-	-	69	-

Apartment	4,383	-	-	-	-	-	4,383	94

Industrial	1,266	-	-	-	-	-	1,266	-

Office	1,395	-	-	-	-	-	1,395	-

Retail	1,575	8	-	-	-	-	1,583	1

Other commercial	258	43	-	-	-	-	302	1

Residential	9	28,742	-	1	-	-	28,752	163

At December 31	8,956	28,793	-	1	-	-	37,750	259

[1]	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2019

193	Consolidated financial statements of Aegon N.V. Note 4

Credit risk concentrations – mortgage loans 2018	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2018 1)	Of which past due and / or impaired assets
Agricultural	69	-	-	-	-	-	69	15
Apartment	3,993	-	-	-	-	-	3,993	92
Industrial	871	-	-	-	-	-	871	-
Office	1,342	-	-	-	-	-	1,343	-
Retail	1,457	9	-	-	-	-	1,466	1
Other commercial	258	35	-	-	-	-	292	2
Residential	12	28,193	-	1	-	-	28,207	227
At December 31	8,002	28,237	-	1	-	-	36,240	337

[1]	Includes investments of Holding and other activities.

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2019, amounted to EUR 9,447 million (2018: EUR 8,059 million). The loan to value (LTV) amounted to approximately 53% (2018: 54%). Of the portfolio 1.06% (2018: 1.25%) is in delinquency (defined as 60 days in arrears). In 2019, Aegon Americas recognized EUR 0 million of net recoveries (2018: EUR 1 million net impairments) on this portfolio. In 2019, there were no foreclosures (2018: EUR 0 million) and no impairments or recoveries associated with foreclosed loans (2018: EUR 0 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2019, amounted to EUR 33,111 million (2018: EUR 31,686 million). The LTV amounted to approximately 67% (2018: 70%). A significant part of the portfolio 49% (2018: 46%) is government guaranteed. Of the portfolio, 0.1% (2018: 0.2%) is in delinquency (defined as 60 days in arrears). Impairments in 2019 amounted to EUR 0 million (2018: EUR 0 million). During the last ten years defaults of the portfolio have been 5 basis points on average.

Unconsolidated structured entities

Aegon’s investments in unconsolidated structured entities such as RMBSs, CMBSs and ABSs and investment funds are presented in the line item ‘Investments’ of the statement of financial position. Aegon’s interests in these unconsolidated structured entities can be characterized as basic interests, Aegon does not have loans, derivatives, guarantees or other interests related to these investments. Any existing commitments such as future purchases of interests in investment funds are disclosed in note 45 Commitments and contingencies.

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

Except for commitments as noted in note 45 Commitments and contingencies, Aegon did not provide, nor is required to provide financial or other support to unconsolidated structured entities. Nor does Aegon have intentions to provide financial or other support to unconsolidated structured entities in which Aegon has an interest or previously had an interest.

For RMBSs, CMBSs and ABSs in which Aegon has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in RMBSs, CMBSs and ABSs.

			Total income 2019	December 31, 2019
2019	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	140	97	237	2,729
Commercial mortgage-backed securities	138	182	320	4,153
Asset-backed securities	47	(1)	45	1,642
ABSs - Other	87	81	168	2,258
Total	412	358	769	10,782

Aegon Annual Report on Form 20-F 2019

194	Consolidated financial statements of Aegon N.V. Note 4

			Total income 2018	December 31, 2018
2018	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	140	(3)	137	2,585

Commercial mortgage-backed securities	139	(41)	98	4,013

Asset-backed securities	54	-	54	2,447

ABSs - Other	84	15	99	2,552
Total	417	(28)	389	11,596

Monoline insurers

EUR 272 million (2018: EUR 178 million) of the bonds in Aegon Americas’ and Asia’s portfolios are insured by Monoline insurers. An insolvency by one of the Monolines could create significant market price volatility for the affected holdings. Of the EUR 272 million indirect exposure on the Monoline insurers, 6% relates to Municipal Bond Insurance Association, Inc. (MBIA), 54% to Ambac Financial Group, Inc. (AMBAC), and 27% to Assured Guaranty Corporation (AGC) (2018: 15% related to MBIA, 13% to AMBAC, and 52% to AGC).

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2019, and December 31, 2018.

2019	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	7,443	1,377	(8)	8,812	8,478	335
Dutch government	4,869	1,448	-	6,316	6,267	49
Other government	8,901	2,989	(17)	11,872	11,662	210
Mortgage-backed securities	6,366	470	(25)	6,811	5,773	1,037
Asset-backed securities	3,776	103	(9)	3,869	2,881	989
Corporate	40,552	4,853	(167)	45,238	42,801	2,437
Money market investments	5,169	-	-	5,169	4,702	467
Other	976	49	(117)	908	628	280
Total	78,052	11,289	(345)	88,995	83,192	5,803

Of which held by Aegon Americas and NL	69,012	10,493	(327)	79,178	74,025	5,153

2018	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	6,973	603	(127)	7,449	4,772	2,676
Dutch government	4,908	1,136	(3)	6,040	6,002	38
Other government	11,327	684	(54)	11,957	11,105	852
Mortgage-backed securities	6,275	366	(84)	6,557	3,700	2,857
Asset-backed securities	4,948	65	(55)	4,958	1,825	3,133
Corporate	39,770	1,748	(1,138)	40,379	21,441	18,939
Money market investments	5,955	-	-	5,955	5,701	254
Other	919	71	(88)	902	707	194
Total	81,073	4,673	(1,550)	84,196	55,253	28,943

Of which held by Aegon Americas and NL	72,520	4,336	(1,352)	75,504	50,976	24,528

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2019, and December 31, 2018, is presented in the following table:

Aegon Annual Report on Form 20-F 2019

195	Consolidated financial statements of Aegon N.V. Note 4

	December 31, 2019		December 31, 2018
Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses

Residential mortgage-backed securities (RMBSs)	413	(18)	446	(30)

Commercial mortgage-backed securities (CMBSs)	494	(6)	2,012	(45)

Asset-backed securities (ABSs) - CDOs backed by

ABS, Corp. bonds, Bank loans	662	(5)	2,088	(42)

ABSs - Other	242	(4)	829	(10)

Financial Industry - Banking	349	(20)	2,522	(106)

Financial Industry - Insurance	104	(5)	646	(36)

Financial Industry - Other	615	(15)	1,523	(69)

Industrial	1,293	(105)	10,073	(684)

Utility	249	(10)	1,258	(78)

Government	453	(23)	2,935	(164)

Other	279	(117)	194	(88)

Total held by Aegon Americas and NL	5,153	(327)	24,528	(1,352)

Held by other segments	650	(18)	4,415	(197)

Total	5,803	(345)	28,943	(1,550)

As of December 31, 2019, there are EUR 10,493 million (December 31, 2018: EUR 4,370 million) of gross unrealized gains and EUR 327 million (December 31, 2018: EUR 1,352 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas and Aegon the Netherlands.

US credit and equity market returns were strong during 2019, rebounding from sharp sell-offs at the end of 2018. Credit spreads tightened dramatically, and US equity markets rose throughout the year. Developed-world economic growth was steady and positive, though somewhat lack-luster, with the US generally outperforming most other developed economies. Outside of US, global equity markets were also very strong. The dollar was modestly stronger versus the Euro, and little-changed versus the yen. The US Federal Reserve paused its tightening cycle at the beginning of 2019, and began easing in July, ultimately reducing the Fed Funds rate target by 75 basis points. US Treasury rates declined sharply. Corporate default rates remained low. Oil prices ended the year higher than the very low levels at the end of 2018, but lower than where they traded during most of 2018. Tighter credit spreads and lower US Treasury rates increased the market values of fixed income holdings.

GDP growth in 2019 slowed down markedly. The Eurozone economy was impacted by a manufacturing slowdown. Especially export dependent countries like Germany and Italy were impacted. The slowdown was the result of a combination of factors. The automotive sector was hit by new emission standards and weakness in some export markets like the UK. Also the trade conflict between the US and China, might have resulted in lower Chinese demand. A bright spot remained private consumption and the services sectors, which held up well despite these developments. The Brexit process also resulted in continued uncertainty. The deadline was postponed twice. Firstly, due to the inability of the UK parliament ratify a deal and secondly, to allow for new elections. These elections resulted in a clear majority of the conservative party, which led to an exit from the EU in January 2020.

The ECB decided to ease monetary conditions further. Initially they introduced new targeted longer-term refinancing operations (TLTROs) to ease credit conditions. In September the ECB decided to also reinstate the asset purchase program (APP) at a monthly pace of EUR 20 billion and to lower the deposit rate further into negative territory to -0.5%.

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

Aegon Annual Report on Form 20-F 2019

196	Consolidated financial statements of Aegon N.V. Note 4

disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

Residential mortgage-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 2,533 million (December 31, 2018: EUR 2,497 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 2,222 million (December 31, 2018: EUR 2,102 million) is held by Aegon Americas and EUR 311 million (December 31, 2018: EUR 395 million) by Aegon the Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon America’s RMBS available-for-sale (AFS) portfolio.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value

GSE guaranteed	735	43	-	-	-	778	782

Prime jumbo	6	16	1	2	32	56	62

Alt-A	48	59	15	10	242	373	462

Negative amortization floaters	-	2	-	9	382	394	468

Other housing	2	9	2	7	317	337	449

At December 31, 2019	790	129	18	28	973	1,938	2,222

Of which insured	-	-	16	4	88	109	100

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value

GSE guaranteed	450	149	-	-	-	599	599

Prime jumbo	-	16	1	5	98	120	124

Alt-A	-	59	17	5	221	301	397

Negative amortization floaters	-	1	-	11	438	450	533

Other housing	-	13	4	16	333	366	450

At December 31, 2018	450	238	22	36	1,089	1,836	2,102

Of which insured	-	-	20	5	99	124	113

A significant part of Aegon America’s RMBS holdings are rated below BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 67 million (December 31, 2018: EUR 35 million), which are classified as fair value through profit or loss.

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

Prepayments and loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 33% with a weighted average of approximately 8.44% (2018: 5.45%),

Aegon Annual Report on Form 20-F 2019

197	Consolidated financial statements of Aegon N.V. Note 4

the increase compared to prior year is related to a change in the model from using ‘delinquent’ loans to using ‘defaulted’ loans. Assumed loan defaults range from 0% to 56% with a weighted average of approximately 20.42% and are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 0% to 105%, with a weighted average of approximately 50.19% (2018: 56.96%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

Aegon the Netherlands has mandated Aegon Asset Management to invest in RMBS transactions. Aegon Asset Management uses its own proprietary cash flow tools to analyze and stress test RMBS transactions. The key input parameters are default rates and loss given default assumptions, which are established based on historical pool characteristics and current loan level data. Cash flows for each bond are modelled in 225 scenarios of varying severity, ranging from our base case to extreme stress to even unrealistic scenarios to establish breaking points of the tranche. The model takes all deal characteristics, such as waterfall or reserve funds, into account and gives us detailed insight in the risk of principal loss or deferral of contractual cash flows.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas and Aegon the Netherlands amounted to EUR 18 million (December 31, 2018: EUR 30 million), of which EUR 18 million (December 31, 2018: EUR 29 million) relates to positions of Aegon Americas, and the total net unrealized gain on available-for-sale RMBS was EUR 288 million (December 31, 2018: EUR 269 million), including a EUR 284 million (December 31, 2018: EUR 266 million) net unrealized gain relating to positions of Aegon Americas.

The United States’ housing market remains buoyant but has transitioned to a more moderate growth trajectory. The housing market continues to benefit from favorable interest rates, high employment, income growth, demographic and supply conditions and has manifested itself in low borrower delinquencies, better recoveries upon liquidation and short property sale timelines. Although housing affordability has come under pressure from years of price appreciation outpacing wage growth, declining mortgage rates during 2019 have mitigated this risk. The confluence of large rates moves, modest spread tightening and rapid deleveraging helped facilitate modest positive returns for legacy non-agency in second half of 2019.

In general, the European housing market showed further improvement in 2019. House prices are increasing and affordability remains high given the low level of interest rates. Although economic development was healthy, markets are expecting (global) growth to slow. Unemployment levels meanwhile continue to be at historically low levels which is clearly beneficial for consumer risk in general and retail mortgages in particular. Improving fundamentals, deleveraging of the deals and collateral, and negative net supply (together with increasing demand) in the sector were compensated by political related turmoil and expectations of a less benign macroeconomic climate due to increased trade tensions and this resulted in a marginal widening of credit spreads.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) RMBS instruments were determined as follows:

	Level II	Level III	Total 2019	Level II	Level III	Total 2018
RMBS	2,188	34	2,222	2,060	42	2,102

Commercial mortgage-backed securities

As of December, 31, 2019, Aegon Americas and Aegon the Netherlands hold EUR 3,440 million (December 31, 2018: EUR 3,349 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,427 million (December 31, 2018: EUR 3,314 million) is held by Aegon Americas and EUR 13 million (December 31, 2018: EUR 35 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 6 million as of December 31, 2019 (December 31, 2018: EUR 44 million). The total net unrealized gain on the available-for-sale CMBS as of December 31, 2019, is EUR 157 million (December 31, 2018: EUR 17 million), of which EUR 104 million (December 31, 2018: EUR 17 million) relates to positions of Aegon Americas. CMBS fundamentals remain stable. The delinquency rate continues to fall, led by distressed legacy

Aegon Annual Report on Form 20-F 2019

198	Consolidated financial statements of Aegon N.V. Note 4

loan resolutions. Despite modest spread widening during the 2nd half of 2019, US CMBS prices continue to be supported by lower interest rates.

The tables below summarize the credit quality of Aegon Americas’ available-for-sale (AFS) CMBS portfolio. Additionally, as of December 31, 2019, Aegon Americas has no investments in CMBS (December 31, 2018: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value

CMBS	2,540	639	109	7	29	3,323	3,427

At December 31, 2019	2,540	639	109	7	29	3,323	3,427

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value

CMBS	2,635	567	65	3	57	3,326	3,310

CMBS and CRE CDOs	-	-	-	-	5	5	4

At December 31, 2018	2,635	567	65	3	62	3,331	3,314

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

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2019.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) CMBS instruments were determined as follows:

	Level II	Level III	Total 2019	Level II	Level III	Total 2018

CMBS	3,427	-	3,427	3,310	4	3,314

Asset-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 3,332 million (December 31, 2018: EUR 4,503 million) of AFS ABS instruments of which EUR 2,239 million (December 31, 2018: EUR 2,626 million) is held by Aegon Americas and EUR 1,093 million (December 31, 2018: EUR 1,877 million) by Aegon the Netherlands. Additionally, as of December 31, 2019, Aegon Americas has investments in ABS of EUR 3 million (December 31, 2018: EUR 6 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables.

The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas and Aegon the Netherlands amounted to EUR 9 million as of December 31, 2019 (December 31, 2018: EUR 52 million). Aegon Americas has EUR 5 million (December 31, 2018: EUR 18 million) of this gross unrealized loss and Aegon the Netherlands EUR 3 million (December 31, 2018: EUR 34 million).

In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. Spreads in the asset-backed sector tightened in 2019. In the second half of 2019, the European ABS market showed a positive performance. Spreads declined in most of the European ABS sectors. Our outlook for European ABS markets remains moderately positive for the short to medium term. Despite the bleaker macroeconomic picture, we still consider ABS fundamentals to be supportive for most European

Aegon Annual Report on Form 20-F 2019

199	Consolidated financial statements of Aegon N.V. Note 4

ABS sectors. In addition, favorable technicals will persist for the European ABS markets. Alongside ECB demand, investor demand is increasing as well driven by the search for yield.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon Americas and Aegon the Netherlands is as follows:

ABS US and NL	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	66	1	-	-	-	67	77
Autos	147	-	72	2	-	220	222
Small business loans	-	-	2	6	13	21	21
CDOs backed by ABS, Corp. bonds, Bank loans	1,201	229	45	42	49	1,567	1,569
Other ABS	429	98	760	104	9	1,400	1,444
At December 31, 2019	1,843	329	878	154	71	3,274	3,332

ABS US and NL	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	174	19	-	-	-	193	201
Autos	230	-	58	2	-	290	289
Small business loans	-	-	2	12	46	60	63
CDOs backed by ABS, Corp. bonds, Bank loans	1,535	479	216	146	46	2,423	2,386
Other ABS	525	151	774	88	8	1,547	1,563
At December 31, 2018	2,464	649	1,051	248	100	4,512	4,503

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas and Aegon the Netherlands available-for-sale (AFS) ABS instruments were determined as follows:

	Level II	Level III	Total 2019	Level II	Level III	Total 2018
ABSs	2,668	664	3,332	3,650	853	4,503

Corporate - Industrial sector

The Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Energy sub-sectors.

Corporate – Industrial sector - Energy sub-sector

Within the Energy sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 3,961 million (December 31, 2018: EUR 3,802 million) of AFS bonds, of which EUR 3,844 million (December 31, 2018: EUR 3,592 million) is held by Aegon Americas and EUR 117 million (December 31, 2018: EUR 211 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 62 million (December 31, 2018: EUR 138 million) and the net unrealized gain on these bonds amounted to EUR 367 million (December 31, 2018: EUR 13 million).

The Energy sub-sector encompasses various industries including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. Lower oil and natural gas prices have reduced cash flow for upstream companies, and reduced access to capital for some producers. Oil field service and drilling companies have been pressured by reduced capital spending by their upstream client base and excess capacity which has resulted in pricing concession and margin compression. Refiners are navigating rising feedstock prices and tightening quality spreads as well as uncertainty around global demand. Commodity price pressure has been the result of strong non-OPEC supply growth, high global inventories and concerns on trade and softening global demand, partially offset by supply disruptions and geo-political tensions. In response, OPEC has coordinated a series of agreements to curtail production levels in an effort to reduce global inventories and increase prices. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2019.

Aegon Annual Report on Form 20-F 2019

200	Consolidated financial statements of Aegon N.V. Note 4

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	December 31, 2019		December 31, 2018
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	247	(1)	643	(18)
Over 1 through 5 years	983	(26)	5,545	(120)
Over 5 through 10 years	1,175	(47)	9,575	(446)
Over 10 years	2,002	(135)	8,317	(680)
Total	4,407	(210)	24,080	(1,264)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	December 31, 2019		December 31, 2018
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	1,340	(10)	6,318	(186)
AA	452	(8)	1,468	(48)
A	662	(13)	5,345	(181)
BBB	1,345	(58)	8,881	(578)
BB	181	(17)	920	(90)
B	186	(25)	742	(87)
Below B	240	(78)	407	(95)
Total	4,407	(210)	24,080	(1,264)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	At December 31, 2019
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	2,178	132	(35)	(7)
6 – 12 months	128	45	(2)	(4)
> 12 months	1,493	432	(52)	(110)
Total	3,799	608	(89)	(121)

	At December 31, 2018
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	8,354	977	(227)	(58)
6 – 12 months	9,976	609	(504)	(96)
> 12 months	3,681	483	(261)	(119)
Total	22,012	2,069	(992)	(272)

Aegon Annual Report on Form 20-F 2019

201	Consolidated financial statements of Aegon N.V. Note 4

The unrealized loss increased during 2019 due mainly to widening credit spreads and increasing US Treasury rates.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas and Aegon the Netherlands.

		2019		2018
Aging and severity unrealized losses debt securities	Carrying value	Unrealized losses	Carrying value	Unrealized losses

CV 70-100% of amortized cost	131	(6)	970	(53)

CV 40-70% of amortized cost	1	(1)	7	(5)

CV < 40% of amortized cost	-	-	-	-

0-6 months	132	(7)	977	(58)

CV 70-100% of amortized cost	43	(3)	577	(76)

CV 40-70% of amortized cost	1	(1)	31	(18)

CV < 40% of amortized cost	-	-	-	(1)

6-12 months	45	(4)	609	(96)

CV 70-100% of amortized cost	175	(21)	143	(21)

CV 40-70% of amortized cost	33	(22)	8	(5)

CV < 40% of amortized cost	4	(9)	1	(2)

12-24 months	213	(52)	151	(28)

CV 70-100% of amortized cost	192	(24)	265	(34)

CV 40-70% of amortized cost	13	(9)	58	(43)

CV < 40% of amortized cost	14	(25)	8	(13)

> 24 months	219	(58)	331	(90)

Total	608	(121)	2,069	(272)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas and Aegon the Netherlands

The following table provides the realized gains and losses on the debt securities of Aegon Americas and Aegon the Netherlands for the twelve months ended December 31, 2019, and December 31, 2018.

Gross realized gains and (losses)	Gross realized gains	Gross realized losses

December 31, 2019

Debt securities	405	(66)

December 31, 2018

Debt securities	156	(378)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 -12 months	>12 months	Total

December 31, 2019

Debt securities	(32)	(34)	(66)

December 31, 2018

Debt securities	(145)	(233)	(378)

Aegon Annual Report on Form 20-F 2019

202	Consolidated financial statements of Aegon N.V. Note 4

Impairment losses and recoveries

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended December 31, 2019, and December 31, 2018, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2019	2018
	(Impairment) / recovery	(Impairment) / recovery
Impairments:

Other (none individually greater than EUR 25 million)	(49)	(24)

Subtotal	(49)	(24)

Recoveries:

Total recoveries	66	34

Sub-total	66	34

Net (impairments) and recoveries	17	10

Net (impairments) and recoveries

Net recoveries for the twelve months ended December 31, 2019, totaled EUR 17 million (twelve months ended December 31, 2018: EUR 10 million net recoveries).

For the twelve months ended December 31, 2019, Aegon recognized EUR 66 million (twelve months ended December 31, 2018: EUR 34 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

	2019				2018
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total

Debt securities - carried at fair value	70	21	10	101	108	121	48	277

Mortgage loans	198	3	-	201	192	22	2	215

Other loans	35	4	4	43	41	2	2	45

Accrued interest	1	-	1	2	3	3	-	6

Other financial assets - carried at fair value	22	-	-	22	-	-	-	-

At December 31	326	28	16	370	344	148	52	544

Impaired financial assets	Carrying amount 2019	Carrying amount 2018

Shares	30	33

Debt securities - carried at fair value	945	1,085

Mortgage loans	58	122

Other loans	3	3

Other financial assets - carried at fair value	4	5

At December 31	1,039	1,247

Aegon Annual Report on Form 20-F 2019

203	Consolidated financial statements of Aegon N.V. Note 4

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 7 million of impairment charges for the twelve months ended December 31, 2019 (twelve months ended December 31, 2018: EUR 4 million) for Aegon Americas and Aegon the Netherlands.

As of December 31, 2019, there are EUR 47 million of gross unrealized gains and EUR 24 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2018: EUR 40 million of gross unrealized gains and EUR 20 million of gross unrealized losses).

The table below represents the unrealized gains and losses on share positions held by Aegon Americas and Aegon the Netherlands.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2019 Shares	290	312	23	254	47	58	(24)
December 31, 2018
Shares	371	391	20	304	40	86	(20)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas and Aegon the Netherlands at December 31, 2019, and December 31, 2018 is presented in the following table.

	2019		2018
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Financials	28	(10)	49	(15)
Other	30	(14)	37	(6)
Total	58	(24)	86	(20)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas and Aegon the Netherlands were below cost prior to their impairment in 2019 and 2018.

In million EUR	0- 6 months
2019 Shares	(2)
2018 Shares	(5)

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

Aegon Annual Report on Form 20-F 2019

204	Consolidated financial statements of Aegon N.V. Note 4

with the policyholder, lower investment returns can reduce the asset management fee earned by Aegon on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees.

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Holding and other activities	Total 2019

Equity funds	161	35	-	63	-	-	-	259

Common shares 1)	130	-	17	4	11	2	94	258

Preferred shares	208	-	-	-	-	-	70	279

Investments in real estate	653	2,229	-	19	-	-	-	2,901

Hedge funds	699	-	-	-	-	2	-	702

Other alternative investments	1,366	405	-	-	-	-	17	1,787

Other financial assets	1,055	1,080	874	10	-	1	-	3,020

At December 31	4,272	3,750	891	96	11	6	181	9,205

[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Holding and other activities	Total 2018

Equity funds	141	196	-	63	-	-	-	401

Common shares 1)	203	-	3	6	7	1	66	287

Preferred shares	187	-	-	-	-	-	46	233

Investments in real estate	530	2,150	-	21	-	-	-	2,700

Hedge funds	678	1	-	-	-	2	-	681

Other alternative investments	1,206	438	-	-	-	-	22	1,666

Other financial assets	555	832	1,046	9	-	1	-	2,443

At December 31	3,501	3,617	1,050	99	7	5	134	8,412

[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2019 1)	Of which impaired assets

Communication	26	-	-	-	-	-	32	-

Consumer	7	-	-	-	-	-	9	2

Financials	416	3	-	3	11	2	455	1

Funds	-	1,440	17	63	-	-	1,616	19

Industries	21	-	-	-	-	1	22	4

Other	29	-	-	7	-	2	88	2

At December 31	499	1,443	17	74	11	5	2,221	30

[1]	Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Manage- ment	Total 2018 1)	Of which impaired assets

Communication	26	-	-	-	-	-	32	-

Consumer	6	-	-	-	-	-	7	-

Financials	466	3	-	3	7	-	491	3

Funds	-	1,410	3	69	-	-	1,558	26

Industries	19	-	-	-	-	-	19	-

Other	15	-	-	2	-	4	54	3

At December 31	532	1,412	3	74	7	4	2,161	33

[1]	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2019

205	Consolidated financial statements of Aegon N.V. Note 4

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2019	2018	2017	2016	2015

S&P 500	3,231	2,507	2,674	2,239	2,044

Nasdaq	8,973	6,635	6,903	5,383	5,007

FTSE 100	7,542	6,728	7,688	7,143	6,242

AEX	605	488	545	483	442

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

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2019

Equity increase 10%	307	450

Equity decrease 10%	(374)	(525)

Equity increase 25%	721	1,083

Equity decrease 25%	(456)	(837)

2018

Equity increase 10%	293	405

Equity decrease 10%	(273)	(379)

Equity increase 25%	789	1,069

Equity decrease 25%	(308)	(562)

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

Aegon manages interest rate risk closely, taking into account all of the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. Aegon operates an Investment & Counterparty Risk policy that limits the amount

Aegon Annual Report on Form 20-F 2019

206	Consolidated financial statements of Aegon N.V. Note 4

of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy. A detailed description on the use of derivatives within Aegon is included in note 24 Derivatives.

The following table shows interest rates at the end of each of the last five years.

	2019	2018	2017	2016	2015

3-month US LIBOR	1.91%	2.81%	1.69%	1.00%	0.61%

3-month EURIBOR	(0.38%)	(0.31%)	(0.33%)	(0.32%)	(0.13%)

10-year US Treasury	1.91%	2.69%	2.41%	2.43%	2.27%

10-year Dutch government	(0.06%)	0.39%	0.53%	0.35%	0.79%

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

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity

2019
Shift up 100 basis points	945	(2,688)

Shift down 100 basis points	(1,236)	1,847

2018
Shift up 100 basis points	(677)	(3,892)

Shift down 100 basis points	1,188	2,819

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

Aegon operates an investment & Counterparty Risk Policy which applies currency risk exposure limits both at Group and regional levels, and under which direct currency speculation or program trading by country units is not allowed unless explicit approval has been granted by the Group Risk and Capital Committee and the Management Board. Assets should be held in the functional currency of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure should be sufficiently documented and limits are placed on the total exposure at both group level and for individual country units.

Aegon Annual Report on Form 20-F 2019

207	Consolidated financial statements of Aegon N.V. Note 4

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2019	2018	2017
Net income

Americas (in USD)	1,323	61	1,762
United Kingdom (in GBP)	(29)	35	71

Equity in functional currency
Americas (in USD) 1)	18,117	15,111	17,617
United Kingdom (in GBP)	1,358	1,671	1,905
[1]

Comparative figures have been reclassified to conform to the current year presentation as the elimination logic has changed. This reclassification is not considered material as there is no effect on consolidated group figures.

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2019	2018	2017	2016	2015
USD	1.12	1.14	1.20	1.05	1.09
GBP	0.85	0.90	0.89	0.85	0.74

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of currency exchange rates 1)	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2019
Increase by 15% of USD currencies relative to the euro	203	2,528
Increase by 15% of GBP currencies relative to the euro	(11)	241
Increase by 15% of non-euro currencies relative to the euro	211	2,906
Decrease by 15% of USD currencies relative to the euro	(158)	(1,830)
Decrease by 15% of GBP currencies relative to the euro	9	(163)
Decrease by 15% of non-euro currencies relative to the euro	(150)	(2,094)

2018
Increase by 15% of USD currencies relative to the euro	1	1,909
Increase by 15% of GBP currencies relative to the euro	4	269
Increase by 15% of non-euro currencies relative to the euro	20	2,301
Decrease by 15% of USD currencies relative to the euro	3	(1,389)
Decrease by 15% of GBP currencies relative to the euro	(2)	(179)
Decrease by 15% of non-euro currencies relative to the euro	(9)	(1,659)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

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

Aegon Annual Report on Form 20-F 2019

208	Consolidated financial statements of Aegon N.V. Note 4

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

Aegon held EUR 31,066 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2018: EUR 32,116 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 37 Borrowings, amounting to EUR 3,403 million which were unused at the end of the reporting period (2018: EUR 3,680 million).

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

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2019
Trust pass-through securities	-	9	36	106	67	218
Subordinated loans	-	109	437	347	3,077	3,971
Borrowings	-	3,967	4,202	1,109	1,119	10,397
Investment contracts 1)	14,281	1,930	1,888	1,001	795	19,895
Investment contracts for account of policyholders 1)	32,463	26,298	6	3	2	58,772
Lease liabilities	-	51	120	66	92	331
Other financial liabilities	4,867	2,713	313	96	257	8,245
Total financial liabilities (excluding investment/insurance contracts)	4,867	6,798	4,988	1,658	4,520	22,831
2018
Trust pass-through securities	-	9	36	110	69	223
Subordinated loans	-	66	266	201	1,400	1,933
Borrowings	-	1,713	8,136	1,499	2,825	14,174
Investment contracts 1)	13,305	1,439	1,831	985	1,517	19,077
Investment contracts for account of policyholders 1)	29,360	19,670	20	26	91	49,166
Other financial liabilities	5,849	2,445	81	45	38	8,457
Total financial liabilities (excluding investment/ insurance contracts)	5,849	4,234	8,519	1,854	4,332	24,787

[1]	Excluding investment contracts with discretionary participating features.

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

Aegon Annual Report on Form 20-F 2019

209	Consolidated financial statements of Aegon N.V. Note 4

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2019
Insurance contracts	-	3,500	13,003	15,668	119,044	151,216
Insurance contracts for account of policyholders	-	9,666	36,782	36,571	130,299	213,318
Investment contracts	-	8,857	5,837	2,503	4,347	21,544
Investment contracts for account of policyholders	181	10,311	28,244	31,766	81,024	151,527
	181	32,335	83,868	86,508	334,714	537,605
2018
Insurance contracts	-	5,255	17,147	17,891	126,514	166,807
Insurance contracts for account of policyholders	-	8,382	35,238	36,455	130,475	210,550
Investment contracts	-	6,679	6,985	2,739	5,087	21,490
Investment contracts for account of policyholders	169	8,839	23,185	28,747	64,185	125,125
	169	29,155	82,556	85,831	326,261	523,972
[1]

The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 34 Insurance contracts and 35 Investments contracts.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis relating to derivatives 1) (Contractual cash flows)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2019

Gross settled
Cash inflows	-	17,162	3,098	4,470	11,628	36,357
Cash outflows	-	(17,056)	(2,922)	(3,570)	(10,071)	(33,619)

Net settled
Cash inflows	-	865	3,091	3,537	6,798	14,292
Cash outflows	-	(983)	(2,594)	(2,832)	(7,716)	(14,126)
2018

Gross settled
Cash inflows	-	23,453	8,092	11,323	21,233	64,101
Cash outflows	-	(23,143)	(7,351)	(10,832)	(20,816)	(62,141)

Net settled
Cash inflows	-	156	709	982	2,230	4,078
Cash outflows	-	(66)	(288)	(516)	(5,743)	(6,614)
[1]

Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

For maturity information on other obligations, please refer to note 45 Commitments and contingencies.

Aegon Annual Report on Form 20-F 2019

210	Consolidated financial statements of Aegon N.V. Note 5

5 Segment information

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

◆	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
◆	The Netherlands;
◆	United Kingdom;
◆	Southern and Eastern Europe;
◆	Asia: one operating segment which covers businesses operating in Hong Kong, Singapore, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
◆	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
◆	Holding and other activities: one operating segment which includes financing, reinsurance activities, employee and other administrative expenses of holding companies.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Change in operating segments

Aegon has changed the grouping of the operating segments included in the performance measure as of 2019. Previously, the operating segments ‘Spain & Portugal’ and ‘Central & Eastern Europe’ were disclosed separately in the segment information whilst as of 2019 these are disclosed combined under the operating segment ‘Southern & Eastern Europe’. The tables presented in this note have been updated to reflect this change.

Performance Measure

Aegon uses the non-IFRS performance measure underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

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

Included in underlying earnings before tax is management’s best estimate expected return on these products. Any over- or underperformance compared to management’s expected return is excluded from underlying earnings before tax.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in underlying earnings before tax.

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

Aegon Annual Report on Form 20-F 2019

211	Consolidated financial statements of Aegon N.V. Note 5

convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s best estimate investment return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 3-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and include the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings.

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

Impairment charges/(reversals)

Impairment charges/(reversals) include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities. For Aegon the Netherlands, the expected impairments on alternative assets classes (e.g. illiquid investments – including consumer loans and catastrophe bonds – and residential real estate) are allocated to underlying earnings in order to present management’s best estimate investment return in underlying earnings. Deviations from the expected impairments are presented as part of impairment charges / (reversals) in non-underlying earnings.

Other income or charges

Other income or charges includes the following:

◆	Items which cannot be directly allocated to a specific line of business;
◆	The impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets (refer to note 3 Critical accounting estimates and judgement in applying accounting policies); and
◆	Items that are outside the normal course of business, including restructuring charges.

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

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in China, India, Japan, Mexico, the Netherlands, Spain and Portugal, and Aegon’s associates in Brazil, France, the Netherlands and United Kingdom are reported on an underlying earnings before tax basis.

Aegon Annual Report on Form 20-F 2019

212	Consolidated financial statements of Aegon N.V. Note 5

The following table presents Aegon’s segment results.

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2019 Underlying earnings before tax	1,124	648	139	88	62	139	(228)	1	1,973	50	2,023
Fair value items	272	(741)	(131)	7	(4)	-	(4)	-	(601)	(88)	(689)
Realized gains / (losses) on investments	125	240	3	27	9	-	1	-	405	(2)	403
Impairment charges	(54)	(30)	-	-	(1)	-	(10)	-	(95)	-	(95)
Impairment reversals	68	5	-	-	1	-	-	-	73	-	73
Other income / (charges)	(156)	(1)	(38)	33	(18)	(7)	(95)	-	(281)	-	(281)
Run-off businesses	23	-	-	-	-	-	-	-	23	-	23
Income / (loss) before tax	1,401	121	(27)	155	48	133	(335)	1	1,497	(40)	1,457
Income tax
(expense) / benefit	(220)	(27)	(7)	(19)	(14)	(36)	65	-	(258)	40	(218)
Net income / (loss)	1,182	94	(34)	136	33	97	(270)	1	1,239	-	1,239
Inter-segment underlying earnings	(61)	(105)	(87)	(16)	(4)	193	79
Revenues 2019
Life insurance gross premiums	7,279	1,765	6,282	552	737	-	11	(8)	16,617	(691)	15,926
Accident and health insurance	1,416	228	28	110	91	-	-	-	1,872	(50)	1,823
General insurance	-	130	-	382	-	-	1	(1)	512	(122)	390
Total gross premiums	8,694	2,123	6,309	1,044	828	-	12	(9)	19,002	(864)	18,138
Investment income	3,172	2,224	1,830	76	303	5	269	(284)	7,595	(64)	7,531
Fee and commission income	1,757	237	197	50	59	627	-	(187)	2,740	(218)	2,523
Other revenues	8	-	-	-	1	1	5	-	16	(10)	6
Total revenues	13,631	4,583	8,337	1,171	1,191	633	286	(480)	29,352	(1,155)	28,197
Inter-segment revenues	1	12	-	-	-	187	280

Aegon Annual Report on Form 20-F 2019

213	Consolidated financial statements of Aegon N.V. Note 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2018 Underlying earnings before tax	1,216	615	128	96	55	151	(189)	1	2,074	72	2,146
Fair value items	(613)	250	59	6	3	-	5	-	(291)	(119)	(409)
Realized gains / (losses) on investments	(204)	46	83	-	(8)	2	4	-	(77)	(2)	(79)
Impairment charges	(46)	4	-	(2)	(5)	-	(9)	-	(58)	-	(58)
Impairment reversals	37	2	-	1	-	-	-	-	39	-	39
Other income / (charges)	(397)	(132)	(252)	(26)	(7)	(5)	(57)	-	(875)	1	(874)
Run-off businesses	(14)	-	-	-	-	-	-	-	(14)	-	(14)
Income / (loss) before tax	(20)	784	19	76	36	149	(247)	1	798	(47)	751
Income tax (expense) / benefit	71	(136)	20	(19)	(25)	(44)	46	-	(87)	47	(40)
Net income / (loss)	51	648	38	57	11	105	(201)	1	711	-	711
Inter-segment underlying earnings	(73)	(101)	(82)	(18)	(5)	198	80
Revenues 2018
Life insurance gross premiums	7,004	1,632	7,509	622	779	-	9	(7)	17,548	(579)	16,969
Accident and health insurance	1,571	219	29	102	94	-	-	-	2,015	(36)	1,979
General insurance	-	136	-	343	-	-	1	(1)	479	(112)	367
Total gross premiums	8,575	1,987	7,539	1,067	873	-	10	(8)	20,042	(727)	19,316
Investment income	3,125	2,265	1,346	83	268	5	286	(284)	7,095	(59)	7,035
Fee and commission income	1,826	211	198	63	58	632	-	(206)	2,782	(224)	2,558
Other revenues	5	-	-	-	2	1	4	-	12	(6)	5
Total revenues	13,530	4,463	9,083	1,213	1,201	638	300	(499)	29,930	(1,016)	28,914
Inter-segment revenues	1	2	-	-	-	206	290

Aegon Annual Report on Form 20-F 2019

214	Consolidated financial statements of Aegon N.V. Note 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2017 Underlying earnings before tax	1,381	557	116	71	49	136	(170)	-	2,140	61	2,200
Fair value items	170	(31)	(82)	-	-	-	24	-	81	(97)	(16)
Realized gains / (losses) on investments	157	184	62	1	4	3	-	-	413	(5)	408
Impairment charges	(37)	(3)	-	(2)	(1)	-	(3)	-	(46)	-	(46)
Impairment reversals	22	10	-	-	-	-	-	-	32	-	32
Other income / (charges)	(353)	296	40	-	(19)	(49)	16	-	(68)	(4)	(72)
Run-off businesses	30	-	-	-	-	-	-	-	30	-	30
Income / (loss) before tax	1,370	1,013	137	70	33	90	(134)	-	2,580	(45)	2,536
Income tax (expense) / benefit	198	(196)	(56)	(15)	(28)	(42)	29	-	(110)	44	(65)
Net income / (loss)	1,568	818	81	56	5	48	(105)	-	2,470	(0)	2,470
Inter-segment underlying earnings	(78)	(111)	(87)	(12)	(1)	214	73
Revenues 2017
Life insurance gross premiums	7,437	1,857	9,603	619	983	-	7	(9)	20,498	(546)	19,952
Accident and health insurance	2,115	203	32	84	97	-	-	-	2,531	(20)	2,511
General insurance	-	148	-	319	-	-	1	(1)	466	(103)	363
Total gross premiums	9,553	2,208	9,635	1,022	1,080	-	8	(10)	23,496	(670)	22,826
Investment income	3,368	2,172	1,517	85	246	4	295	(291)	7,396	(58)	7,338
Fee and commission income	1,919	326	235	60	63	609	-	(222)	2,990	(188)	2,802
Other revenues	5	-	-	3	1	-	4	-	13	(5)	7
Total revenues	14,844	4,706	11,387	1,170	1,390	613	308	(523)	33,895	(921)	32,973
Inter-segment revenues	-	(1)	-	-	3	222	298

Aegon Annual Report on Form 20-F 2019

215	Consolidated financial statements of Aegon N.V. Note 5

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

	Note	2019	2018	2017
Underlying earnings before tax		1,973	2,074	2,140
Elimination of share in earnings of joint ventures and associates		50	72	61

Rental income	7	(76)	(72)	(61)
Dividend income	7	9	30	-
Recovered claims and benefits	9	-	2	-
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	(17)	(295)	(437)
Net fair value change on borrowings and other financial liabilities	10	7	6	-
Realized gains and losses on financial investments	10	399	(92)	431
Gains and (losses) on investments in real estate	10	317	261	193
Net fair value change of derivatives	10	163	(67)	(134)
Net foreign currency gains and (losses)	10	-	(2)	5
Realized gains and (losses) on repurchased debt	10	-	1	1
Other income	11	200	8	540
Change in valuation of liabilities for insurance contracts	12	(1,231)	(341)	(254)
Change in valuation of liabilities for investment contracts	12	(13)	13	(19)
Benefits and claims paid life	12	7	-	-
Policyholder claims and benefits - Other	12	50	(9)	34
Commissions and expenses	14	(319)	(428)	256
Impairment (charges) reversals	15	(105)	(20)	(16)
Interest charges and related fees	16	21	-	-
Other charges	17	(1)	(375)	(235)
Run-off businesses	5	23	(14)	30
Income / (loss) before tax		1,457	751	2,534

◆	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in note 10 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.
◆	Net fair value change of derivatives is reported as part of the respective line in note 10 and includes: 1) the over- or underperformance of derivatives of EUR 34 million gain (2018: EUR 3 million gain, 2017: EUR 9 million gain) for which the expected long-term return is included in underlying earnings before tax; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 130 million gain (2018: EUR 77 million loss, 2017: EUR 145 million loss); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 1 million gain (2018: EUR 7 million gain, 2017: EUR 2 million gain).
◆	Net foreign currency gains and (losses) are reported as part of the respective line in note 10.
◆	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in note 12.
◆	Change in valuation of liabilities for investment contracts is reported as part of the respective line in note 12.
◆	Policyholder claims and benefits - Other are reported as part of the ‘Other’ line in note 12 and is related to policyholder tax.
◆	Commissions and expenses include: 1) Restructuring charges of EUR 220 million (2018: EUR 279 million charge, 2017: EUR 116 million charge) which are reported as part of Employee and Administration expenses lines in note 14; 2) Amortization of deferred expenses of EUR 32 million income (2018: charge of EUR 67 million, 2017: income of EUR 285 million) which is reported as part of the respective line in note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 5 million charge (2018: charge of EUR 20 million; 2017: income of EUR 94 million) which is reported as part of the respective line in note 14. Commissions and expenses include a DPAC/ VOBA fair value adjustment of EUR 151 million gain (2018: loss of EUR 88 million; 2017: gain of EUR 135 million).

Aegon Annual Report on Form 20-F 2019

216	Consolidated financial statements of Aegon N.V. Note 5

◆	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 60 million charge (2018: EUR charge of 41 million, 2017: charge of EUR 42 million) as shown in note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 109 million charge (2018: EUR 19 million charge; 2017: EUR 1 million reversal) reported as part of the respective line in note 15.
◆	There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

Impact from assumption and model updates

The 2019 assumption changes and model updates amounted to a negative impact of EUR 196 million and mainly relates to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 64 million mainly driven by updates to Universal Life products for surrender, lapse and mortality to reflect actual experience, partially offset by gains driven by updates to the annuitization of Variable Deferred Annuities Guaranteed Minimum Income Benefit and to the returns on Equity-Index Universal Life. In the second half of 2019, a negative impact of EUR 75 million resulted mostly from expense assumption updates in the Americas. Assumption changes and model updates in the Netherlands led to negative impact of EUR 57 million mainly related to model enhancements and expense assumption updates which more than offset favorable longevity assumption changes.

In 2018, the pre-tax charge of EUR 121 million has been recorded in other income/(charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 6 million, which includes charges of EUR 164 million, mainly driven by Americas Life mortality updates to reflect actual experience, partially offset by gains of EUR 158 million, mainly driven by the positive impact from new expense allocation methodology within Retirement plans and Variable and Fixed annuities lines of business, Universal Life model update using results from AXIS model and a Variable Annuities (WB) modelling enhancement in discount curve upon account exhaustion. In the Netherlands, assumption changes and model updates led to a net loss of EUR 111 million, which includes charges of EUR 219 million mainly related to the population mortality best estimate update to reflect latest available data and an improvement in the modelling of policyholder behavior (lapses) and the lowering of IFRS ultimate forward rate from 4.25% to 3.65%. This was partly offset by EUR 108 million gains driven by the TKP/UL model conversion.

Other selected income statement items	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Total
2019
Amortization of deferred expenses, VOBA and future servicing rights	685	4	117	37	32	-	-	-	876
Depreciation	44	18	12	11	1	1	2	-	87
Impairment charges / (reversals) on financial assets, excluding receivables	(12)	72	-	-	-	-	-	-	60
Impairment charges / (reversals) on non-financial assets and receivables	3	94	-	3	-	-	10	-	109

2018
Amortization of deferred expenses, VOBA and future servicing rights	852	25	119	52	24	-	-	-	1,072
Depreciation	38	12	14	12	1	1	2	-	80
Impairment charges / (reversals) on financial assets, excluding receivables	(9)	34	-	1	5	-	9	-	41
Impairment charges / (reversals) on non-financial assets and receivables	19	15	1	-	1	-	-	-	36

2017
Amortization of deferred expenses, VOBA and future servicing rights	336	27	134	55	33	-	-	-	586
Depreciation	44	16	28	11	1	3	2	-	105
Impairment charges / (reversals) on financial assets, excluding receivables	19	17	-	2	-	-	3	-	42
Impairment charges / (reversals) on non-financial assets and receivables	(2)	3	-	-	-	-	-	-	-

Aegon Annual Report on Form 20-F 2019

217	Consolidated financial statements of Aegon N.V. Note 5

Number of employees	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Total
2019
Number of employees - headcount	8,570	3,582	2,261	2,853	4,540	1,535	416	23,757
Of which Aegon’s share of employees in joint ventures and associates	651	-	62	104	4,172	173	-	5,162

2018
Number of employees - headcount	8,824	3,548	3,135	2,837	6,344	1,464	390	26,543
Of which Aegon’s share of employees in joint ventures and associates	559	-	58	86	5,983	168	-	6,854

2017
Number of employees - headcount	10,951	3,089	3,435	2,947	6,025	1,500	371	28,318
Of which Aegon’s share of employees in joint ventures and associates	549	-	-	83	5,702	163	-	6,497

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Total
2019

Assets
Cash and Cash equivalents	822	9,627	305	152	91	166	1,100	-	12,263
Investments	75,076	59,983	2,034	1,711	6,662	266	244	-	145,976
Investments for account of policyholders	107,963	25,491	91,848	994	82	-	-	(4)	226,374
Investments in joint ventures	-	1,159	-	476	192	153	3	-	1,983
Investments in associates	79	106	9	-	28	129	21	(10)	363
Deferred expenses	8,999	360	913	45	487	-	-	-	10,804
Other assets	27,078	11,996	2,546	271	1,905	126	31,511	(32,848)	42,585
Total assets	220,017	108,722	97,655	3,648	9,448	840	32,879	(32,862)	440,348

Liabilities
Insurance contracts	73,784	40,554	1,518	1,411	7,825	-	17	(1,655)	123,454
Insurance contracts for account of policyholders	77,988	25,328	31,559	815	20	-	-	-	135,710
Investment contracts	6,662	11,716	211	2	2	-	-	-	18,594
Investment contracts for account of policyholders	29,976	2,301	61,305	181	62	-	-	-	93,826
Other liabilities	15,468	22,636	1,459	323	229	322	8,421	(4,534)	44,324
Total liabilities	203,877	102,535	96,052	2,733	8,138	322	8,438	(6,189)	415,907

Aegon Annual Report on Form 20-F 2019

218	Consolidated financial statements of Aegon N.V. Note 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Total
2018

Assets
Cash and Cash equivalents	683	6,004	315	148	90	213	1,290	-	8,744
Investments	71,056	57,738	2,114	1,660	5,720	181	157	-	138,625
Investments for account of policyholders	95,343	23,767	73,958	1,187	103	-	-	(5)	194,353
Investments in joint ventures	1	1,001	-	472	152	119	-	-	1,745
Investments in associates	72	85	8	5	17	131	8	-	327
Deferred expenses	9,209	66	896	74	665	-	-	-	10,910
Other assets 1)	27,782	7,421	1,893	272	1,907	123	27,258	(28,727)	37,928
Total assets	204,145	96,083	79,184	3,819	8,654	767	28,713	(28,732)	392,632

Liabilities
Insurance contracts	71,584	34,878	1,435	1,339	7,726	-	15	(1,648)	115,328
Insurance contracts for account of policyholders	68,126	23,855	24,086	1,022	24	-	-	-	117,113
Investment contracts	6,943	10,795	223	85	2	-	-	-	18,048
Investment contracts for account of policyholders	27,217	2,101	50,532	169	79	-	-	-	80,097
Other liabilities	17,055	17,499	1,047	400	67	293	6,156	(3,012)	39,505
Total liabilities	190,924	89,127	77,322	3,015	7,898	293	6,171	(4,660)	370,091
[1]

Comparative figures have been reclassified to conform to the current year presentation as the elimination logic has changed. This reclassification is not considered material as there is no effect on consolidated group figures.

Aegon Annual Report on Form 20-F 2019

219	Consolidated financial statements of Aegon N.V. Note 5

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Investments	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Total
2019
Shares	499	1,443	17	74	11	5	173	-	2,221
Debt securities	54,970	22,773	1,055	1,497	6,465	93	1	-	86,853
Loans	10,922	33,460	-	118	42	-	48	-	44,591
Other financial assets	8,032	78	962	3	145	168	21	-	9,410
Investments in real estate	653	2,229	-	19	-	-	-	-	2,901
Investments general account	75,076	59,983	2,034	1,711	6,662	266	244	-	145,976

Shares	-	8,490	16,583	218	-	-	-	(4)	25,288
Debt securities	877	11,652	8,043	173	-	-	-	-	20,744
Unconsolidated investment funds	106,926	695	61,738	598	82	-	-	-	170,039
Other financial assets	161	4,653	4,898	4	-	-	-	-	9,716
Investments in real estate	-	-	586	-	-	-	-	-	586
Investments for account of policyholders	107,963	25,491	91,848	994	82	-	-	(4)	226,374

Investments on balance sheet	183,039	85,474	93,882	2,704	6,745	266	244	(4)	372,350
Off-balance sheet investments third parties	220,039	4,802	123,904	5,461	1,001	170,158	-	(818)	524,547
Total revenue-generating investments	403,078	90,276	217,786	8,166	7,746	170,424	244	(822)	896,897

Investments
Available-for-sale	59,899	19,591	1,556	1,570	6,602	153	32	-	89,404
Loans	10,922	33,460	-	118	42	-	48	-	44,591
Financial assets at fair value through profit or loss	111,565	30,193	91,740	997	100	113	164	(4)	234,867
Investments in real estate	653	2,229	586	19	-	-	-	-	3,487
Total investments on balance sheet	183,039	85,474	93,882	2,704	6,745	266	244	(4)	372,350

Investments in joint ventures	-	1,159	-	476	192	153	3	-	1,983
Investments in associates	79	106	9	-	28	129	21	(10)	363
Other assets	36,899	21,983	3,764	468	2,483	292	32,611	(32,848)	65,652
Consolidated total assets	220,017	108,722	97,655	3,648	9,448	840	32,879	(32,862)	440,348

[1]

Due to the announced divestment of Aegon’s 50% stake in the joint venture with Sony Life, Revenue Generating Investments of Japan are no longer included in 2019. Off-balance investments for Japan amount to EUR 2.3 billion per December 31, 2019.

Aegon Annual Report on Form 20-F 2019

220	Consolidated financial statements of Aegon N.V. Note 6

Investments	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Total
2018
Shares	532	1,412	3	74	7	4	128	-	2,161
Debt securities	51,681	21,586	1,005	1,417	5,526	36	3	-	81,253
Loans	9,945	32,536	-	143	16	-	12	-	42,653
Other financial assets	8,367	54	1,105	5	170	142	14	-	9,858
Investments in real estate	530	2,150	-	21	-	-	-	-	2,700
Investments general account	71,056	57,738	2,114	1,660	5,720	181	157	-	138,625

Shares	-	7,403	13,044	198	-	-	-	(5)	20,640
Debt securities	1,716	11,283	7,259	183	-	-	-	-	20,441
Unconsolidated investment funds	93,548	1,059	48,296	795	103	-	-	-	143,800
Other financial assets	79	4,022	4,748	11	-	-	-	-	8,861
Investments in real estate	-	-	612	-	-	-	-	-	612
Investments for account of policyholders	95,343	23,767	73,958	1,187	103	-	-	(5)	194,353

Investments on balance sheet	166,399	81,505	76,072	2,847	5,823	181	157	(5)	332,979
Off-balance sheet investments third parties	204,184	3,339	106,347	5,851	2,818	149,197	-	(774)	470,963
Total revenue-generating investments	370,583	84,844	182,419	8,698	8,641	149,378	157	(778)	803,942

Investments
Available-for-sale	55,921	19,974	1,459	1,483	5,686	131	21	-	84,675
Loans	9,945	32,536	-	143	16	-	12	-	42,653
Financial assets at fair value through profit or loss	100,002	26,846	74,001	1,200	121	50	123	(5)	202,339
Investments in real estate	530	2,150	612	21	-	-	-	-	3,312
Total investments on balance sheet	166,399	81,505	76,072	2,847	5,823	181	157	(5)	332,979

Investments in joint ventures	1	1,001	-	472	152	119	-	-	1,745
Investments in associates	72	85	8	5	17	131	8	-	327
Other assets 1)	37,674	13,491	3,104	494	2,662	336	28,548	(28,727)	57,582
Consolidated total assets	204,145	96,083	79,184	3,819	8,654	767	28,713	(28,732)	392,633

[1]

Comparative figures have been reclassified to conform to the current year presentation as the elimination logic has changed. This reclassification is not considered material as there is no effect on consolidated group figures.

6 Premium income and premiums paid to reinsurers

	2019	2018	2017
Life insurance	15,926	16,969	19,952
Non-life insurance	2,212	2,346	2,874
Total premium income	18,138	19,316	22,826

- Accident and health insurance	1,823	1,979	2,511
- General insurance	390	367	363
Non-life insurance premium income	2,212	2,346	2,874

Aegon Annual Report on Form 20-F 2019

221	Consolidated financial statements of Aegon N.V. Note 7

Premium income decreased by EUR 1,178 million in 2019 (2018: EUR 3,510 million) mainly driven by a reduction of upgraded Life insurance policies to the retirement platform in the UK, which represents EUR 1,777 million (2018: EUR 3,439 million; 2017: EUR 5,139 million) of total premium income Life insurance.

	2019	2018	2017
Life insurance	2,276	2,500	3,214
Non-life insurance	158	163	217
Total premiums paid to reinsurers	2,434	2,663	3,431

- Accident and health insurance	138	152	205
- General insurance	19	11	13
Non-life insurance paid to reinsurers	158	163	217

7 Investment income

	2019	2018	2017
Interest income	5,835	5,783	6,052
Dividend income	1,571	1,124	1,164
Rental income	125	129	121
Total investment income	7,531	7,035	7,338

Investment income related to general account	5,291	5,268	5,394
Investment income for account of policyholders	2,240	1,767	1,944
Total	7,531	7,035	7,338

Included in interest income is EUR 146 million (2018: EUR 160 million; 2017: EUR 190 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 4,943 million (2018: EUR 4,811 million; 2017: EUR 5,056 million).

Lease income is included within rental income. Please refer to note 45 Commitments and Contingencies for future lease payments (lease rights).

Total investment income from:	2019	2018	2017
Shares	1,571	1,124	1,164
Debt securities and money market instruments	3,959	3,899	4,248
Loans	1,779	1,704	1,686
Real estate	125	129	121
Other	97	181	119
Total	7,531	7,035	7,338

Investment income from financial assets held for general account:	2019	2018	2017
Available-for-sale	3,267	3,180	3,467
Loans	1,779	1,704	1,686
Financial assets designated at fair value through profit or loss	125	212	148
Real estate	83	82	71
Derivatives	39	72	31
Other	(2)	18	(10)
Total	5,291	5,268	5,394

Aegon Annual Report on Form 20-F 2019

222	Consolidated financial statements of Aegon N.V. Note 8

8 Fee and commission income

	2019	2018	2017
Fee income from asset management	1,824	1,853	2,126
Commission income	585	594	535
Other	114	112	140
Total fee and commission income	2,523	2,558	2,802

Included in fee and commission income is EUR 225 million of fees on trust and fiduciary activities (2018: EUR 215 million; 2017: EUR 190 million).

9 Income from reinsurance ceded

	2019	2018	2017
Recovered claims and benefits	3,367	3,127	3,669
Change in technical provisions	(53)	372	497
Commissions	218	241	122
Total	3,532	3,740	4,288

The decrease in income from reinsurance ceded in 2018 reflects the completion of the BlackRock Part VII transfer on July 1, 2018, in the UK. Refer to note 48 Business combinations for more details on these transactions.

10 Results from financial transactions

Results from financial transactions comprise:	2019	2018	2017
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	279	(79)	232
Realized gains and (losses) on financial investments	399	(92)	431
Gains and (losses) on investments in real estate	317	261	193
Net fair value change of derivatives	1,130	(545)	(1,159)
Net fair value change on account of policyholder financial assets at fair value through profit or loss	33,188	(11,326)	20,524
Net fair value change on investments in real estate for account of policyholders	(18)	5	38
Net foreign currency gains and (losses)	77	44	(20)
Net fair value change on borrowings and other financial liabilities	15	29	10
Realized gains and (losses) on repurchased debt	-	1	1
Total	35,386	(11,701)	20,250

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2019	2018	2017
Shares	99	69	25
Debt securities and money market investments	85	(143)	127

Other	95	(5)	80
Total	279	(79)	232

Other mainly includes net fair value changes of limited partnerships such as hedge and private equity funds.

Realized gains and losses on financial investments comprise:	2019	2018	2017
Shares	11	25	165
Debt securities and money market investments	372	(147)	242
Loans	32	16	20

Other	(16)	14	3
Total	399	(92)	431

Aegon Annual Report on Form 20-F 2019

223	Consolidated financial statements of Aegon N.V. Note 11

Realized gains and losses on financial investments comprise:	2019	2018	2017
Available-for-sale investments	368	(108)	411
Loans	32	16	20
Total	399	(92)	431

Net fair value change of derivatives comprise:	2019	2018	2017
Net fair value change on economic hedges where no hedge accounting is applied	2,281	272	70
Net fair value change on bifurcated embedded derivatives	(1,153)	(824)	(1,231)
Ineffective portion of hedge transactions to which hedge accounting is applied	1	7	2
Total	1,130	(545)	(1,159)

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2019	2018	2017
Fair value change on hedging instruments in a fair value hedge	(1)	13	(12)
Fair value change on hedged items in a fair value hedge	2	(8)	15

Ineffectiveness fair value hedge	1	5	3
Ineffectiveness cash flow hedges	-	2	-
Total	1	7	2

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2019	2018 1)	2017 1)
Shares	4,591	(2,318)	2,372
Debt securities and money market investments	863	(421)	166
Unconsolidated investment funds	26,450	(8,158)	17,720
Derivatives	1,284	(429)	265
Total	33,188	(11,326)	20,524
[1] Numbers in previous years recorded as “Other” are now recorded in the line “Derivatives”.

Net fair value change on for account of policyholder financial assets at fair value through profit or loss increased in 2019 compared to 2018, mainly from favorable equity markets and decreasing interest rates. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

Net fair value change on borrowings and other financial liabilities	2019	2018	2017
Borrowings	8	23	10
Other financial liabilities	7	6	-
Total	15	29	10
11 Other income

	2019	2018	2017
Other income	200	8	540

Other income of EUR 200 million for 2019 includes a gain of EUR 101 million on pension plan amendments in the Netherlands following the move from a defined benefit plan to a defined contribution plan, as well as a book gain of EUR 70 million on the divestment of the business in Slovakia and Czech Republic. Refer to note 48 Business combinations for more details on this divestment.

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

Aegon Annual Report on Form 20-F 2019

224	Consolidated financial statements of Aegon N.V. Note 12

(GBP 14 million) related to the completion of the Part VII transfer of annuities reinsured to Legal & General in 2016 was included. An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties. For more details refer to note 48 Business combinations.

12 Policyholder claims and benefits

	2019	2018	2017
Benefits and claims paid life	18,824	19,673	23,634
Benefits and claims paid non-life	1,635	1,658	1,903
Change in valuation of liabilities for insurance contracts	30,620	(2,639)	22,741
Change in valuation of liabilities for investment contracts	5,768	(8,143)	(2,644)

Other	(50)	9	(34)
Total	56,797	10,557	45,599

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines ‘‘Change in valuation of liabilities for insurance contracts’’ and ‘‘Change in valuation of liabilities for investment contracts’’ reflect movements in technical provisions resulting from “Net fair value change on for account of policyholder financial assets at fair value through profit or loss” included in note 10 Results from financial transactions of EUR 33,188 million positive (2018: EUR 11,326 million negative, 2017: EUR 20,524 million positive). In addition, the line ‘‘Change in valuation of liabilities for insurance contracts’’ includes an increase of technical provisions for life insurance contracts of EUR 2,431 million (2018: increase of EUR 1,403 million, 2017: increase of EUR 601 million).

13 Profit sharing and rebates

	2019	2018	2017
Surplus interest bonuses	2	2	2

Profit appropriated to policyholders	15	21	21
Total	17	23	23

14 Commissions and expenses

	2019	2018	2017
Commissions	2,423	2,445	2,661
Employee expenses	2,149	2,061	2,234
Administration expenses	1,537	1,477	1,424
Deferred expenses	(832)	(831)	(980)
Amortization of deferred expenses	755	928	543
Amortization of VOBA and future servicing rights	120	144	43
Total	6,153	6,224	5,925

Included in administration expenses is an amount of EUR 87 million of depreciation and amortization that relates to equipment, software and real estate held for own use (2018: EUR 80 million; 2017: EUR 105 million).

Employee expenses	2019	2018	2017
Salaries	1,321	1,261	1,470
Post-employment benefit costs	287	277	318
Social security charges	127	120	151
Other personnel costs	378	367	267
Shares	36	36	28
Total	2,149	2,061	2,234

An amount of EUR 43 million is included in employee expenses relating to defined contributions (2018: EUR 44 million; 2017: EUR 46 million).

Aegon Annual Report on Form 20-F 2019

225	Consolidated financial statements of Aegon N.V. Note 14

Long Term Incentive Plans

Selected senior employees within Aegon, who have not been classified as ‘Material Risk Takers’, can be granted the conditional right to receive Aegon shares at the start of a performance year. The grant price for these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The actual allocation of these shares to eligible employees depends on Aegon Group performance, the employee’s unit performance and individual performance on predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee.

Once allocated, the shares are deferred and cliff-vest two years after allocation. In specific circumstances Aegon’s Supervisory Board can reclaim variable compensation that has already been allocated (but still unvested) or vested (claw back).

Variable Compensation Material Risk Takers

Members of the Executive Board and the Management Board as well as other senior employees are classified as ‘Material Risk Takers’ in accordance with the Solvency II Legal Framework (up to 2018 these employees were classified as ‘Identified Staff’ in accordance with Capital Requirements Directives). In line with these rules, variable compensation awards for Material Risk Takers is partially paid out directly after allocation and partly deferred, as well as split into cash and Aegon shares. The shares are conditionally granted at the start of the performance year. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The actual allocation of these shares to eligible employees depends on Aegon Group performance, the employee’s unit performance and individual performance against predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee.

The deferred shares of the variable compensation award cliff-vest three years after allocation, while the deferred parts for members of the Executive Board tranche-vest during a three-year period after allocation. The latter vesting schedule also applied to variable compensation of Identified Staff in the Netherlands up to 2018). Before each vesting moment, the Supervisory Board can decide to adjust an award downwards based on the annual ex-post risk assessment, which takes into account significant and exceptional circumstances which were not (sufficiently) reflected in the initial performance assessment.

For the Members of the Executive Board, the shares are subject to an additional holding period of three years. During this holding period it is not allowed to sell the vested shares, with the exception of shares withheld or sold to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares. In specific circumstances Aegon’s Supervisory Board can reclaim variable compensation that has already vested (claw back).

The following overview contains the cumulative number of shares and their status in relation to active Long Term Incentive Plans and variable compensation allocated to Material Risk Takers.

Number of shares per plan year

	2015	2016	2017	2018	2019	Total
Conditionally granted 1)	5,178,633	6,809,814	6,722,418	6,513,984	7,378,113	32,602,962
Allocated 2)	4,942,275	7,155,420	7,461,564	6,123,546	-	25,682,805

[1]	The at target number of shares which were conditionally granted for the plan year.
[2]	The allocated number of shares based on the actual performance during the plan year.

Aegon Annual Report on Form 20-F 2019

226	Consolidated financial statements of Aegon N.V. Note 15

Number of shares per plan year

	2015	2016	2017	2018	2019	Total
Unvested at January 1, 2018	4,314,494	6,591,429	7,679,628	-	-	18,585,551
Conditionally granted 1)	-	-	-	6,513,984	-	6,513,984
Allocated 2)	-	11,471	739,146	166,371	-	916,988
Forfeited	(102,383)	(169,629)	(364,515)	-	-	(636,527)
Vested	(1,831,944)	(189,300)	(810,028)	-	-	(2,831,272)
Unvested at December 31, 2018	2,380,167	6,243,971	7,244,231	6,680,355	-	22,548,724
Conditionally granted 1)	-	-	-	-	7,378,113	7,378,113
Allocated 2)	-	22,580	30,730	(390,438)	958,501	621,373
Forfeited	(3,912)	(44,746)	(331,606)	(169,383)	-	(549,647)
Vested	(2,376,255)	(2,530,968)	(426,360)	(457,079)	(6,600)	(5,797,262)
Unvested at December 31, 2019	-	3,690,837	6,516,995	5,663,455	8,330,014	24,201,301

Grant price (in EUR) 3)	6.106	5.128	5.246	5.405	4.162

	5.159 to	3.990 to	4.040 to	4.143 to	2.741 to
Fair value of shares at grant date (in EUR)	6.018	4.898	4.933	5.054	3.737
[1]	The at target number of shares which were conditionally granted for the plan year.
[2]

The allocated number of shares based on the actual performance during the plan year. Per 2017 sign-on shares are not allocated anymore to the plan year(s) in which the vesting takes place. Instead, sign-on shares are allocated in the calendar year of commencement. Allocation to a previous plan year concerns backdated corrections to the administration (e.g. the allocation to the 2016 plan year, during the 2018 calendar year).

[3]

This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2019 plan year, this is the VWAP for the period December 15, 2018 to January 15, 2019.

Aegon applies a net settlement option for participants in order to meet their income tax obligations when their shares vest. This means that Aegon will not sell shares on the market, but hold these shares within Aegon and settle directly with the tax authorities in cash rather than selling shares first.

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2019	2018	2017
Impairment charges on financial assets, excluding receivables	133	71	70
Impairment reversals on financial assets, excluding receivables	(73)	(39)	(32)
Impairment charges and reversals on non-financial assets and receivables	109	46	4
Total	169	78	42

Impairment charges on financial assets, excluding receivables, from:	2019	2018	2017
Shares	7	5	2
Debt securities and money market instruments	50	30	17
Loans	76	35	50
Total	133	71	70

Impairment reversals on financial assets, excluding receivables, from:	2019	2018	2017
Debt securities and money market instruments	(67)	(34)	(17)
Loans	(5)	(3)	(13)
Other	(1)	(2)	(2)
Total	(73)	(39)	(32)

Aegon Annual Report on Form 20-F 2019

227	Consolidated financial statements of Aegon N.V. Note 16

Impairment charges/(reversals) on non-financial assets and receivables amount to EUR 109 million and are mainly related to a write-off of VOBA and DPAC amounting to EUR 76 million as a result of a liability adequacy test (LAT) deficit in Aegon the Netherlands. Refer to note 34 “Insurance contracts” for further details on the LAT impact. In addition, 2019 includes the dilution of the capital injections in India (ALIC) of EUR 10 million and impairments to software in the Netherlands of EUR 9 million.

Impairment charges/(reversals) on non-financial assets and receivables in 2018 amounted to EUR 46 million mainly due to updated valuations on various real estate properties in the Americas and impairments to software in the Netherlands.

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

16 Interest charges and related fees

	2019	2018	2017
Subordinated loans	88	62	34
Trust pass-through securities	8	8	9
Borrowings	252	300	283
Other	164	136	108
Total	513	507	435

Other includes interest charges on short term borrowings and bank fees.

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 298 million (2018: EUR 143 million; 2017: EUR 162 million).

17 Other charges

	2019	2018	2017
Other charges	1	375	235

Other charges in 2018 of EUR 375 million include the gross settlement amount of a class action lawsuit regarding certain monthly deduction rate adjustments on universal life insurance policies and other related plaintiff and administration fees. The settlement relates to a block of around 70,000 universal life policies on which Transamerica raised the monthly deduction rates in 2015 and 2016. These adjustments were necessitated by, among other factors, low long-term interest rates and changes in future mortality experience, and were in accordance with the contractual terms of the policies. Nonetheless, the increases were challenged by policyholders in several court cases. To remove the uncertainty of ongoing litigation for Aegon and its customers, the decision was made to settle with the plaintiffs. In January 2019, a court approved the aforementioned settlement with universal life policyholders. Resolution of this class action ended a number of other related cases, including other related class actions. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. The charge to the income statement for 2018 was EUR 140 million (USD 166 million). Included in the charge is a release of the technical provision (USD 38 million) and a reduction of the amortization of other intangible assets (USD 6 million).

Other charges in 2018 also include a loss of EUR 93 million (USD 110 million) related to the divestment of the last substantial block of its life reinsurance business to SCOR Global Life. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries reinsured approximately USD 700 million of liabilities through SCOR Global Life. The transaction covered the last substantial block of life reinsurance business that Transamerica retained after it divested the vast majority of its reinsurance business to SCOR Global Life in 2011 and 2017.

Furthermore, other charges in 2018 include a loss of EUR 93 million (GBP 81 million) from the divestment of Aegon Ireland Plc. For more details on the divestment of Aegon Ireland Plc. refer to note 48 Business combinations.

Other charges in 2017 of EUR 235 million mainly relate to the book loss of EUR 105 million (USD 119 million) regarding the divestment of a block of life reinsurance business in the Americas and a charge of EUR 85 million (USD 100 million), regarding a provision in anticipation of a possible settlement in connection with an investigation by the SEC. In addition, an impairment of deferred transaction costs of EUR 36 million (GBP 32 million) was recorded as a result of the agreed sale of Aegon Ireland plc. For more details on the divestment of a block of US reinsurance run off business and Aegon Ireland plc. refer to note 48 Business combinations.

Aegon Annual Report on Form 20-F 2019

228	Consolidated financial statements of Aegon N.V. Note 18

18 Income tax

	Note	2019	2018	2017

Current tax
Current year		118	54	220

Adjustments to prior years		(14)	(36)	47
		104	18	267
Deferred tax	40

Origination / (reversal) of temporary differences		69	23	397

Changes in tax rates / bases		33	(30)	(550)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		4	(35)	(45)

Non-recognition of deferred tax assets		17	17	41

Adjustments to prior years		(8)	48	(45)
		114	22	(201)
Income tax for the period (income) / charge		218	40	65

Adjustments to prior years include shifts between current and deferred tax.

Reconciliation between standard and effective income tax:	2019	2018	2017
Income before tax	1,457	751	2,534

Income tax calculated using weighted average applicable statutory tax rates	293	178	745

Difference due to the effects of:

Non-taxable income	(76)	(80)	(157)

Non-tax deductible expenses	22	28	28

Changes in tax rate/base	33	(30)	(550)

Different tax rates on overseas earnings	(1)	-	(1)

Tax credits	(67)	(68)	(67)

Other taxes	57	29	67

Adjustments to prior years	(22)	11	2

Origination and change in contingencies	-	2	9

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	4	(35)	(45)

Non-recognition of deferred tax assets	17	17	41

Tax effect of (profit) / losses from joint ventures and associates	(11)	(9)	(7)

Other	(31)	(3)	(1)
	(76)	(138)	(680)
Income tax for the period (income) / charge	218	40	65

The weighted average applicable statutory tax rate for 2019 is 20.1% (2018: 23.7%; 2017: 29.4%). The decrease in the weighted average applicable statutory tax rate compared to 2018 is mainly due to the relatively high contribution of income before tax in the United States versus the negative income before tax in the Netherlands and the United Kingdom.

Non-taxable income in 2019 comprises of the regular non-taxable items such as the Dividend Received Deduction in the US and the Participation Exemption in the Netherlands. Compared to 2017 the non-taxable income decreased because of the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018. Non-taxable income in 2017 includes the tax exempt sale proceeds of the Dutch Unirobe Meeùs Group.

Changes in tax rate/base in 2017 highly benefited by the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018.

Aegon Annual Report on Form 20-F 2019

229	Consolidated financial statements of Aegon N.V. Note 18

In the Netherlands, the corporate income tax rate will decrease from 25% to 21.7% as from January 1, 2021. The beneficial impact of the previous enacted tax rate change in the Netherlands is included in the 2018 change in tax rate/base. In 2019 part of this beneficial impact is reversed due to the new enacted tax rate. In the UK, the corporate income tax rate will decrease from 19% to 17% with effect from April 1, 2020.

Tax credits include tax benefits from US investments that provide affordable housing to individuals and families that meet median household income requirements.

Adjustments to prior year consists of one time tax benefit in the Netherlands in respect of the 2017 and 2018 tax returns filed.

Other mainly relates to the one off tax benefit in the UK due to the release of the historic deferred tax balances held in respect of the pension scheme deficit when the Defined Benefit pension scheme moved to surplus.

The following tables present income tax related to components of other comprehensive income and retained earnings.

	2019	2018	2017
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use	1	7	9

Remeasurements of defined benefit plans	90	(15)	(175)
	92	(8)	(166)
Items that may be reclassified subsequently to profit and loss:

(Gains) / losses on revaluation of available-for-sale investments	(724)	531	(157)

(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	94	(17)	441

Changes in cash flow hedging reserve	3	1	567

Movement in foreign currency translation and net foreign investment hedging reserve	(5)	(20)	76
	(632)	494	927
Total income tax related to components of other comprehensive income	(541)	486	762

In 2017, the income tax related to components of OCI included a deferred tax benefit of EUR 479 million caused by the decrease of the US corporate income tax rate from 35% to 21% as from January 1, 2018.

		2019	2018	2017
Income tax related to equity instruments and other

Income tax related to equity instruments	31	51	38	44

Other		(1)	(12)	14
Total income tax recognized directly in retained earnings		50	26	58

Aegon Annual Report on Form 20-F 2019

230	Consolidated financial statements of Aegon N.V. Note 19

19 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners, after deduction of coupons on perpetual securities and non-cumulative subordinated notes by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (refer to note 30.1 Share capital – par value and 30.3 Treasury shares respectively).

	2019	2018	2017
Net income / (loss) attributable to owners	1,239	710	2,469

Coupons on perpetual securities	(88)	(102)	(103)

Coupons on non-cumulative subordinated notes	-	(11)	(28)
Net income / (loss) attributable to owners for basic earnings per share calculation	1,151	597	2,338

Net income / (loss) attributable to common shareholders	1,143	593	2,321

Net income / (loss) attributable to common shareholders B	8	4	16

Weighted average number of common shares outstanding (in million)	2,042	2,036	2,042
Weighted average number of common shares B outstanding (in million)	572	571	575

Basic earnings per common share (EUR per share)	0.56	0.29	1.14
Basic earnings per common share B (EUR per share)	0.01	0.01	0.03

Diluted earnings per share

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no Long Term Incentive Plans which were considered dilutive.

20 Dividend per common share

Final dividend 2019

At the Annual General Meeting of Shareholders currently scheduled for May 15, 2020, the Executive Board will, in line with its earlier announcement and absent a further significant deterioration of market circumstances, propose a final dividend for the year 2019 of EUR 0.16 per common share and EUR 0.004 per common share B, which has financial rights attached to it of 1/40th of a common share. After taking into account the interim dividend 2019 of EUR 0.15 per common share, this will result in a total 2019 dividend of EUR 0.31 per common share. After taking the interim dividend 2019 of EUR 0.00375 per common share B into account, this will result in a total 2019 dividend of EUR 0.00775 per common share B.

Interim dividend 2019

The interim dividend 2019 was paid in cash or stock at the election of the shareholder. Approximately 55% of holders of common shares elected to receive the cash dividend. The remaining 45% opted for stock dividend. The cash dividend amounted to EUR 0.15 per common share, the stock dividend amounted to one new Aegon common share for every 25 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 20, 2019. The interim dividend 2019 for common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2019 interim dividend paid in shares, Aegon executed a program to repurchase 43,149,667 common shares. Between October 1, 2019, and November 8, 2019, these common shares were repurchased at an average price of EUR 3.89 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Final dividend 2018

At the Annual General Meeting of Shareholders on May 17, 2019 a final dividend was approved for the year 2018 of EUR 0.15 per common share payable in either cash or stock. After taking into account the interim dividend 2018 of EUR 0.14 per common share, which results in a total 2018 dividend of EUR 0.29 per common share. With respect to the common shares B, each of which has financial rights attached to it of 1/40th of a common share, the final dividend amounted to EUR 0.00375. After taking into account the interim dividend 2018 of EUR 0.0035 per common share B, which results in a total 2018 dividend of EUR 0.00725 per common share B. Approximately 55% of holders of common shares elected to receive the cash dividend. The remaining 45% opted for stock dividend. The final dividend was payable as of June 21, 2019. The stock dividend amounted to one new Aegon common share for every 28 common shares held. The stock dividend and cash dividend are approximately equal.

Aegon Annual Report on Form 20-F 2019

231	Consolidated financial statements of Aegon N.V. Note 21

To neutralize the dilutive effect of the 2018 final dividend paid in shares, Aegon executed a share buyback program to repurchase 32,873,805 common shares. Between July 1, 2019 and August 2, 2019, these common shares were repurchased at an average price of EUR 4.52 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

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

Final dividend 2017

The Annual General Meeting of Shareholders on May 18, 2018, a final dividend was approved over the year 2017 of EUR 0.14 per common share payable in either cash or stock, related to the second half of 2017. Approximately 58% of holders of common shares elected to receive the cash dividend. The remaining 42% opted for stock dividend. The final dividend was payable as of June 22, 2018. The stock dividend amounted to one new Aegon common share for every 39 common shares held. The stock dividend and cash dividend are approximately equal.

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

21 Cash and cash equivalents

	2019	2018	2017
Cash at bank and in hand	4,619	3,725	3,720

Short-term deposits	2,518	2,524	2,544

Money market investments	5,116	2,493	4,496

Short-term collateral	11	2	7
At December 31	12,263	8,744	10,768

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

EUR 7.2 billion (2018: EUR 6.2 billion) of cash collateral is received related to securities lending, repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (refer to note 41 Other liabilities). Refer to note 46 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. EUR 11 million (2018: EUR 2 million) of the cash collateral received is included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from securities lending programs was approximately EUR 6 million (2018: EUR 8 million; 2017: EUR 11 million).

Aegon Annual Report on Form 20-F 2019

232	Consolidated financial statements of Aegon N.V. Note 21

The weighted effective interest rate on short-term deposits in 2019 was 0.38% negative (2018: 0.39% negative) and these deposits have an average maturity of 19 days (2018: 28 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2019	2018	2017
Cash and cash equivalents		12,263	8,744	10,768

Cash classified as Assets held for sale		-	-	260

Bank overdrafts	41	-	-	(2)

Bank overdrafts classified as Liabilities held for sale		-	-	(1)
Net cash and cash equivalents		12,263	8,744	11,026

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed every 42-49 days, based on an updated valuation of total assets. The interest paid on this deposit is equal to the ECB deposit rate which was -50bp as from 18 September 2019 (-40bp throughout 2018 up to 18 September 2019). The year-end minimum required balance on deposit by the Dutch Central Bank was EUR 79 million (2018: EUR 70 million). These deposits are therefore not freely available.

Summary cash flow statement	2019	2018	2017
Net cash flows from operating activities	7,302	517	553

Net cash flows from investing activities	(86)	(438)	(1,196)

Net cash flows from financing activities	(3,730)	(2,395)	519
Net increase in cash and cash equivalents	3,486	(2,317)	(125)

Net cash and cash equivalents at December 31, 2019, are positively impacted by effects of changes in exchange rates of EUR 33 million (2018: EUR 35 million positive; 2017: EUR 196 million negative).

Analysis of cash flows

2019 compared to 2018

Net cash flows from operating activities

Total net cash flow from operating activities increased by EUR 6,785 million to a EUR 7,302 million inflow (2018: EUR 517 million inflow). The main movements are the cash inflows regarding insurance and investment liabilities general account and for account of policyholder (refer to note 34 Insurance contracts and note 35 Investment contracts), cash inflows from disposal of derivatives (refer to note 24 Derivatives) and net purchase of investments for account of policyholder (refer to note 23 Investments for account of policyholders) partially offset by outflow from results from financial transactions (refer to note 10 Results from financial transactions).

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 352 million to a EUR 86 million outflow (2018: EUR 438 million outflow). The total consideration paid for acquisitions/capital contributions in joint ventures and associates, was EUR 269 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 155 million. Transferred cash and cash equivalents amounts to an outflow of EUR 17 million as a result of disposal of entities over which control is lost. The outflow in 2019 is mainly driven by the expansion of the joint venture arrangement with Banco Santander in Spain and capital injections to support growth in Amvest, offset by the sale off the businesses in Czech Republic and Slovakia (refer to note 48 Business combinations).

Net cash flows from financing activities

Net cash flow from financing activities decreased by EUR 1,312 million to a EUR 3,707 million outflow (2018: EUR 2,395 million outflow). The decrease is a result of proceeds and repayments of borrowings (refer to the table below and note 37 Borrowings) and other equity instruments redeemed (refer to note 31 Other equity instruments).

Aegon Annual Report on Form 20-F 2019

233	Consolidated financial statements of Aegon N.V. Note 21

2018 compared to 2017

Net cash flows from operating activities

Total net cash flow from operating activities decreased slightly by EUR 36 million to a EUR 517 million inflow (2017: EUR 553 million inflow). The main movements are the inflow from results from financial transactions (refer to note 10 Result from financial transactions) offset by cash outflows regarding insurance and investment liabilities for account of policyholder (refer to note 34 Insurance contracts and note 35 Investment contracts).

Net cash flows from investing activities

Net cash flows from investing activities increased by EUR 758 million to a EUR 438 million outflow (2017: EUR 1,196 million outflow). The total consideration paid for acquisitions, including cash in acquired entities, was EUR 89 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 214 million. Total consideration received in cash and cash equivalents amounted to EUR 202 million, as an earn-out of EUR 2 million was part of the total consideration. Transferred cash and cash equivalents amounts to an outflow of EUR 416 million as a result of reinsurance transactions and disposal of entities over which control is lost. The outflow in 2018 is mainly driven by the acquisition of Robidus, the divestment of Aegon Ireland plc and the divestment of the last substantial block of US Life reinsurance business (refer to note 48 Business combinations).

Net cash flows from financing activities

Net cash flow from financing activities decreased by EUR 2,914 million to a EUR 2,395 million outflow (2017: EUR 519 million inflow). The decrease is a result of proceeds and repayments of borrowings (refer to the table below and note 37 Borrowings) and other equity instruments redeemed (refer to note 31 Other equity instruments).

Reconciliation of liabilities arising from financing activities

The table below shows the reconciliation between the net cash flows from financing activities and the liabilities as included in the consolidated statement of financial position.

	Cash flows			Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2019	Addition	Repayment	Disposal of a business	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Transfer to/ from other headings	Other	Net exchange difference	At December 31, 2019
Subordinated borrowings	1,389	806	-	-	-	-	1	-	-	11	2,207

Trust pass-through securities	133	-	-	-	-	1	(1)	-	-	2	136

Borrowings	12,061	4,117	(7,014)	-	(8)	-	1	-	-	149	9,307
Assets held to hedge Trust pass-through securities	10	-	-	-	1	-	-	-	-	-	11

	Cash flows			Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2018	Addition	Repayment	Disposal of a business	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Transfer to/ from other headings	Other	Net exchange difference	At December 31, 2018
Subordinated borrowings	764	640	-	-	-	-	2	(68)	-	52	1,389
Trust pass-through securities	133	-	-	-	-	(6)	-	-	-	6	133
Borrowings	13,635	3,545	(5,211)	(151)	(23)	-	2	-	-	263	12,061
Assets held to hedge Trust pass-through securities	15	-	-	-	(6)	-	-	-	-	1	10

Aegon Annual Report on Form 20-F 2019

234	Consolidated financial statements of Aegon N.V. Note 22

22 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2019	2018
Available-for-sale (AFS)		89,404	84,675
Loans		44,591	42,653
Financial assets at fair value through profit or loss (FVTPL)		9,080	8,597
Total financial assets, excluding derivatives	22.1	143,075	135,925
Investments in real estate	22.2	2,901	2,700
Total investments for general account		145,976	138,625

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2019
Shares	409	1,813	-	2,221	2,221
Debt securities	82,918	3,934	-	86,853	86,853
Money market and other short-term investments	5,169	158	-	5,327	5,327
Mortgage loans	-	-	37,750	37,750	42,567
Private loans	-	-	4,487	4,487	5,159
Deposits with financial institutions	-	-	141	141	141
Policy loans	-	-	2,024	2,024	2,024
Other	908	3,175	188	4,272	4,272
At December 31, 2019	89,404	9,080	44,591	143,075	148,563

2018
Shares	478	1,682	-	2,161	2,161
Debt securities	77,340	3,913	-	81,253	81,253
Money market and other short-term investments	5,955	352	-	6,307	6,307
Mortgage loans	-	-	36,240	36,240	39,758
Private loans	-	-	4,103	4,103	4,494
Deposits with financial institutions	-	-	141	141	141
Policy loans	-	-	1,973	1,973	1,973
Other	902	2,649	196	3,747	3,747
At December 31, 2018	84,675	8,597	42,653	135,925	139,834

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 14,654 million is current (2018: EUR 13,287 million).

Refer to note 44 Fair value for further detail on fair value measurement.

Loan allowance

Movement on the loan allowance account during the year were as follows:

	2019	2018
At January 1	(138)	(165)
Addition charged to income statement	(76)	(35)
Reversal to income statement	5	3
Amounts written off	44	40
Net exchange differences	-	(1)

Other	-	20
At December 31	(165)	(138)

Aegon Annual Report on Form 20-F 2019

235	Consolidated financial statements of Aegon N.V. Note 23

22.2 Investments in real estate

	2019	2018
At January 1	2,700	2,147
Additions	179	472
Subsequent expenditure capitalized	16	3
Disposals	(331)	(209)
Fair value gains / (losses)	317	261
Net exchange differences	9	27
Other	11	(1)
At December 31	2,901	2,700

100% of the value of Aegon’s properties, both for general account and for account of policyholders, were appraised (2018: 99%), of which 99% was performed by independent external appraisers (2018: 98%).

Of the investments in real estate EUR 653 million (2018: EUR 530 million) is held by Aegon Americas and EUR 2,229 million (2018: EUR 2,150 million) is held by Aegon the Netherlands.

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

Refer to note 45 Commitments and contingencies for a description of non-cancellable lease rights.

Rental income of EUR 83 million (2018: EUR 82 million; 2017: EUR 71 million) is reported as part of investment income in the income statement. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 59 million (2018: EUR 63 million; 2017: EUR 71 million). In 2019, EUR 2 million of direct operating expenses is related to investment properties that did not generate rental income during the period (2018: EUR 2 million; 2017: EUR 1 million).

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 45 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

23 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2019	2018
Shares		25,288	20,640
Debt securities		20,744	20,441
Money market and other short-term investments		1,805	1,578
Deposits with financial institutions		3,278	3,263
Unconsolidated investment funds		170,039	143,800
Other		4,634	4,020
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		225,788	193,741

Investments in real estate	23.1	586	612
Total investments for account of policyholders		226,374	194,353

Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Aegon Annual Report on Form 20-F 2019

236	Consolidated financial statements of Aegon N.V. Note 24

23.1 Investments in real estate for account of policyholders

	2019	2018
At January 1	612	655
Subsequent expenditure capitalized	2	2
Disposals	(43)	(43)
Fair value gains / (losses)	(18)	5

Net exchange differences	34	(7)
At December 31	586	612

The investment properties are leased out under operating leases.

Rental income of EUR 42 million (2018: EUR 47 million; 2017: EUR 50 million) is reported as part of investment income in the income statement. Direct operating expenses relating to investments in real estate for account of policyholder amounted to EUR 6 million in 2019 (2018: EUR 4 million, 2017: EUR 4 million). There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 45 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

24 Derivatives

	Derivative asset		Derivative liability
	2019	2018	2019	2018
Derivatives for general account
Derivatives not designated in a hedge	10,134	6,904	11,060	6,879
Derivatives designated as fair value hedges	21	30	26	29
Derivatives designated as cash flow hedges	390	289	320	151

Derivatives designated as Net foreign investment hedges	112	115	96	114
	10,658	7,337	11,501	7,174
Derivatives for account of policyholders

Derivatives not designated in a hedge	499	278	114	56
Total derivatives 1)	11,157	7,615	11,616	7,230

[1]	Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

The fair value of derivatives on the asset and liability side of the consolidated statement of financial position increased during 2019 mainly due to changes in interest rates and changes in the credit spread, as well as purchases, disposals and maturities. Refer to note 44 Fair value for details on fair value measurement of derivatives.

Of the derivatives EUR 581 million (2018: EUR 1,643 million) and EUR 2,300 million (2018: EUR 1,886 million) are current derivative assets and liabilities respectively.

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. These longevity derivatives are constructed to pay out if the mortality rates in future years have decreased more than a predetermined percentage compared with the base scenario at the moment of signing the contract.

The above mentioned transactions are used to enhance Aegon’s risk-return profile and to improve capital efficiency.

The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 34 Insurance contracts and the paragraph on derivatives included in note 44 Fair value.

Aegon Annual Report on Form 20-F 2019

237	Consolidated financial statements of Aegon N.V. Note 24

Use of derivatives

Derivatives not designated in a hedge - general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2019	2018	2019	2018
Derivatives held as an economic hedge	10,118	6,808	7,854	4,278
Bifurcated embedded derivatives	16	5	3,197	2,588

Other	-	91	9	12
Total	10,134	6,904	11,060	6,879

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

Bifurcated embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the consolidated statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit-linked insurance contracts in the form of guarantees for minimum benefits. Please refer to note 36 Guarantees in insurance contracts for more disclosures about these guarantees.

CDSs

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2019		2018
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value
AAA	10	-	16	-
AA	106	3	97	1
A	915	13	764	10
BBB	3,258	70	3,201	45
BB	97	3	226	5
B or lower	58	-	54	(3)
Total	4,444	89	4,358	57

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

Aegon Annual Report on Form 20-F 2019

238	Consolidated financial statements of Aegon N.V. Note 24

For the years ended December 31, 2019, 2018 and 2017, Aegon recognized gains and (losses) related to the ineffectiveness portion of designated fair value hedges of EUR 22 million, EUR (9) million and EUR (6) million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Derivatives designated as cash flow hedges

Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 25 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 24 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 33 years. For the year ended December 31, 2019, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 112 million (2018: EUR 57 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2019, none of Aegon’s cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 31 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2019, Aegon recognized EUR 0 million of hedge ineffectiveness on cash flow hedges (2018: EUR 2 million loss; 2017: EUR 0 million). In 2019, EUR 51 million gain was reclassified from equity into the income statement (2018: EUR 62 million loss, 2017: EUR 113 million loss). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 89 million gain.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2019 Total
Cash inflows	597	928	875	5,764	8,165
Cash outflows	-	1	3	-	4
Net cash flows	597	927	872	5,764	8,160

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2018 Total
Cash inflows	95	321	301	5,582	6,299
Cash outflows	-	1	3	-	5
Net cash flows	95	320	297	5,582	6,294

Effect of uncertainty of IBOR reform on derivatives designated as fair value and cash flows hedges

The future of IBORs (Interbank Offered Rates) such as Euribor, Eonia and LIBOR has been a major topic on the global agenda since the G20 asked the Financial Stability Board (FSB) to undertake a fundamental review of leading interest rate benchmarks in 2013. The FSB proposed new standards to reform interest rate benchmarks and the use of transaction-based input data instead of non-transactional/panel input data. In the EU this is adopted in the new Benchmark Regulation (BMR) which stipulates that from January 2020 only BMR compliant benchmarks may be used within the EU.

Despite current uncertainties on how the transition from IBORs to alternative benchmarks will be managed, it is widely acknowledged that IBOR benchmarks impact financial products and contracts, including among others derivatives, corporate bonds, structured

Aegon Annual Report on Form 20-F 2019

239	Consolidated financial statements of Aegon N.V. Note 25

debt products, deposits and mortgages. Aegon recognizes that IBOR transitions potentially have implications for all reporting units, including its insurance, asset management and banking activities. In order to facilitate an orderly transition from the different IBORs to the new risk free rates Aegon has established for each region a project group led by the local CFO. Transition plans have been prepared by each unit covering the impact on the business- and operating models and include among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation. Aegon has identified a number of legal, financial, pricing, operational and conduct risks and are in the process of addressing these. Aegon continues to analyze these risks and their evolution over the course of the transition. In addition Aegon will continue to engage with industry participants on the transition while monitoring further transition guidance and insights from the different market working groups and regulators.

The majority of the fair value and cash flow hedges are directly exposed to changes in benchmark rates (predominantly Eonia, Euribor, and USD Libor), as it is not clear until when these benchmark rates will be continued and how they will transition to alternative rates. For example, the majority of financial instruments designated as fair value or cash flow hedges have a maturity date beyond December 31, 2021 (Net notional amount: EUR 1,594 million).

Aegon applies the reliefs offered in IAS 39 to ensure that this uncertainty does not result in the early termination of hedge accounting, whilst also assuming for measurement purposes that, owing to the general principle of equivalence, transitions to alternative rates will not result in significant contract modifications.

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

25 Investments in joint ventures and associates

	Joint ventures		Associates
	2019	2018	2019	2018
At January 1	1,745	1,712	327	308

Additions	151	120	39	23

Disposals	(1)	(211)	-	(1)

Share in net income	214	210	12	6

Share in changes in equity (note 30.6)	8	8	4	2

Impairment losses	-	-	(7)	(1)

Dividends	(120)	(94)	(10)	(3)

Net exchange difference	2	4	(1)	(8)

Other	(16)	(5)	-	-
At December 31	1,983	1,745	363	327

In 2018, one of the Amvest funds with a carrying value of EUR 211 million was liquidated. Based on the termination agreement, Aegon received a distribution of its share of the assets and liabilities. As a result, the investment properties, being the main asset class in the fund, were recognized as part of investments in real estate of Aegon.

With the exception of a limited number of immaterial venture capital entities, all joint ventures and associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in joint ventures and associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures and associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. Refer to note 45 Commitments and contingencies for any commitments and contingencies related to investments in joint ventures. There are no unrecognized shares of losses in joint ventures and associates. The financial statements of the principal joint ventures and associates have the same reporting date as the Group. Refer to note 49 Group companies for a listing of the investments in joint ventures and associates and the Group’s percentage holding.

Aegon Annual Report on Form 20-F 2019

240	Consolidated financial statements of Aegon N.V. Note 25

Summarized financial information of joint ventures

The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investment in AMVEST Vastgoed B.V. (AMVEST) a material joint venture and is therefore presented separately.

	AMVEST		Other Joint ventures
	2019	2018	2019	2018
Summarized statement of financial position
Cash and cash equivalents	124	132	525	511
Other current assets	42	157	1,261	896
Total current assets	166	289	1,786	1,407

Non-current assets	4,319	3,304	7,451	6,723
Total assets	4,486	3,593	9,236	8,130

Current financial liabilities excluding trade payables and other provisions	-	-	17	27
Other current liabilities	175	154	661	590
Total current liabilities	175	154	678	617

Non-current financial liabilities excluding trade payables and other provisions	709	590	439	416
Other non-current liabilities	-	-	6,883	6,040
Total non-current financial liabilities	709	590	7,321	6,456

Total liabilities	884	745	8,000	7,073

Net assets	3,602	2,848	1,237	1,057

Summarized statement of comprehensive income
Revenue	111	89	1,846	1,599
Results from financial transactions	299	349	1	(1)
Depreciation and amortization	-	-	(12)	(14)
Interest income	-	-	56	51
Interest expense	(8)	(6)	(4)	(4)

Profit or loss	406	438	244	226
Income tax (expense) or income	(9)	(6)	(62)	(82)
Post-tax profit or (loss)	398	432	183	144
Other comprehensive income	-	-	13	12
Total comprehensive income	398	432	196	156

Dividends received	55	24	64	70

An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:

	AMVEST		Other Joint ventures
	2019	2018	2019	2018
Net assets of joint venture as presented above	3,602	2,848	1,237	1,057
Net assets of joint venture excluding goodwill	3,602	2,848	857	681
Group share of net assets of joint venture, excluding goodwill	1,159	1,001	445	352
Goodwill on acquisition	-	-	380	376
Carrying amount	1,159	1,001	824	728

In 2018, the difference in the carrying value of investments in joint ventures of EUR 1,745 million and the total of the carrying value of joint ventures presented above of EUR 1,729 million relates to joint ventures with a negative carrying value of EUR 16 million which have been reclassified to Provisions.

Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.

Aegon Annual Report on Form 20-F 2019

241	Consolidated financial statements of Aegon N.V. Note 26

The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	AMVEST		Other Joint ventures
	2019	2018	2019	2018
Post-tax profit or loss	125	144	88	66
Other comprehensive income	-	-	7	5
Total comprehensive income	125	144	95	71

Summarized financial information of associates

	2019	2018
Post-tax profit or loss	7	6
Other comprehensive income	(7)	2
Total comprehensive income	-	9

Carrying amount	350	327

The summarized financial information of associates presented above is based on the Group’s relative holding.

26 Reinsurance assets

Assets arising from reinsurance contracts related to:	2019	2018
Life insurance general account	19,046	18,712
Life insurance for account of policyholders	-	2
Non-life insurance	1,376	1,356
Investment contracts	412	437
At December 31	20,835	20,507

Amounts due from reinsurers in respect of claims already paid by the Group are included in note 28 Other assets and receivables.

Of the reinsurance assets EUR 13 million is current (2018: EUR 12 million).

Aegon Annual Report on Form 20-F 2019

242	Consolidated financial statements of Aegon N.V. Note 26

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2019	18,712	2	18,714
Gross premium and deposits – existing and new business	2,170	-	2,170
Unwind of discount / interest credited	887	-	887
Insurance liabilities released	(3,028)	-	(3,028)
Fund charges released	(85)	-	(85)
Changes to valuation of expected future benefits	(16)	-	(16)
Net exchange differences	369	-	369
Disposal of a business	-	(2)	(2)
Transfer to/from insurance contracts	22	-	22

Other movements	16	-	16
At December 31, 2019	19,046	-	19,046

At January 1, 2018	17,419	2	17,421
Gross premium and deposits – existing and new business	2,038	3	2,041
Unwind of discount / interest credited	860	-	860
Insurance liabilities released	(2,518)	(3)	(2,521)
Fund charges released	(82)	-	(82)
Changes to valuation of expected future benefits	109	-	109
Policy transfers	25	-	25
Net exchange differences	858	-	858

Other movements	2	-	2
At December 31, 2018	18,712	2	18,714

Movements during the year in reinsurance assets relating to non-life insurance:	2019	2018
At January 1	1,356	1,327
Gross premium and deposits – existing and new business	99	84
Unwind of discount / interest credited	88	84
Insurance liabilities released	(127)	(123)
Changes in unearned premiums	(30)	(28)
Incurred related to current year	80	77
Incurred related to prior years	56	36
Release for claims settled current year	(23)	(18)
Release for claims settled prior years	(124)	(130)
Change in IBNR	(19)	12
Shadow accounting adjustment	-	(24)
Net exchange differences	25	65

Other movements	(4)	(8)
At December 31	1,376	1,356

Assets arising from reinsurance contracts related to:	2019	2018
Normal course of business	7,101	6,900

Exit of a business	13,734	13,606
At December 31	20,835	20,507

Aegon Annual Report on Form 20-F 2019

243	Consolidated financial statements of Aegon N.V. Note 27

27 Deferred expenses

	2019	2018
DPAC for insurance contracts and investment contracts with discretionary participation features	9,972	10,457
Deferred cost of reinsurance	389	23
Deferred transaction costs for investment management services	442	431
At December 31	10,804	10,910

Current	882	957

Non-current	9,921	9,953

		2019			2018
	DPAC	Deferred costs of reinsurance	Deferred transaction costs	DPAC	Deferred costs of reinsurance	Deferred transaction costs
At January 1	10,457	23	431	9,688	41	406
Costs deferred during the year	807	360	24	802	-	29
Amortization through income statement	(754)	17	(22)	(914)	(19)	(23)
Shadow accounting adjustments	(656)	(11)	-	455	-	-
Impairments	(65)	-	-	-	-	-
Net exchange differences	223	-	9	433	1	18
Disposal of group assets	(35)	-	-	-	-	-
Other	(5)	-	-	(7)	-	-
At December 31	9,972	389	442	10,457	23	431

In December 2019, Aegon the Netherlands entered into a longevity reinsurance contract with Canada Life Reinsurance. The contract reinsures a specified portfolio of insurance contracts against possible future mortality developments. The reinsurer will pay benefits as long as the participants live and receive fixed payments from Aegon the Netherlands. EUR 360 million is recognized as deferred cost of reinsurance with regard to this reinsurance contract, which will be amortized over the duration of the underlying insurance contracts.

28 Other assets and receivables

	Note	2019	2018
Real estate held for own use and equipment	28.1	489	498
Receivables	28.2	6,655	6,019
Accrued income	28.3	1,442	1,436
Right-of-use assets	28.4	255	-
At December 31		8,841	7,954

Aegon Annual Report on Form 20-F 2019

244	Consolidated financial statements of Aegon N.V. Note 28

28.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Equipment	Total
At January 1, 2018	307	223	530
At December 31, 2018	263	235	498
At December 31, 2019	208	281	489

Cost
At January 1, 2019	363	538	901
Additions	-	105	106
Capitalized subsequent expenditure	(4)	-	(4)
Disposals	(94)	(24)	(118)
Unrealized gains/(losses) through equity	(4)	-	(4)
Realized gains/(losses) through income statement	10	-	10
Net exchange differences	4	9	13
Other	-	(5)	(5)
At December 31, 2019	276	624	900

Accumulated depreciation and impairment losses
At January 1, 2019	100	303	403
Depreciation through income statement	5	60	64
Disposals	(32)	(22)	(54)
Impairment losses reversed	(6)	-	(6)
Net exchange differences	2	5	7
Other	-	(3)	(3)
At December 31, 2019	68	343	411

Cost
At January 1, 2018	396	488	885
Additions	1	63	64
Acquired through business combinations	-	1	1
Capitalized subsequent expenditure	18	-	18
Disposals	(26)	(26)	(52)
Unrealized gains/(losses) through equity	(32)	-	(32)
Transfer to investments in real estate	(1)	-	(1)
Realized gains/(losses) through income statement	(4)	-	(4)
Net exchange differences	11	12	23
At December 31, 2018	363	538	901

Accumulated depreciation and impairment losses
At January 1, 2018	90	265	355
Depreciation through income statement	4	54	58
Disposals	(16)	(22)	(38)
Impairment losses	18	-	18
Transfer to investments in real estate	(1)	-	(1)
Net exchange differences	4	5	9
At December 31, 2018	100	303	403

General account real estate held for own use are mainly held by Aegon Americas and Aegon the Netherlands, with relatively smaller holdings at Aegon Hungary and Aegon Spain. The carrying value under a historical cost model amounted to EUR 231 million (2018: EUR 301 million).

51% of the value of the general account real estate held for own use was last revalued in 2019 (2018: 57%), based on market value appraisals by qualified internal and external appraisers. 99% of the appraisals in 2019 were performed by independent external appraisers (2018: 99%).

Aegon Annual Report on Form 20-F 2019

245	Consolidated financial statements of Aegon N.V. Note 28

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

None of the equipment is held for lease (2018: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

28.2 Receivables

	2019	2018
Loans to associates	16	12
Loans to joint ventures	-	18
Receivables from policyholders	945	969
Receivables from brokers and agents	288	396
Receivables from reinsurers	777	1,129
Cash outstanding from assets sold	320	116
Trade receivables	1,484	1,321
Cash collateral	1,383	616
Reverse repurchase agreements	76	-
Income tax receivable	102	102
Other	1,300	1,382
Provision for doubtful debts	(34)	(41)
At December 31	6,655	6,019

Current	6,611	5,989

Non-current	43	30

With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.

The movements in the provision for doubtful debts during the year were as follows:

	2019	2018
At January 1	(41)	(48)
Additions charged to earnings	(9)	(7)
Unused amounts reversed through the income statement	8	4
Disposal of business	4	-
Used during the year	5	10
At December 31	(34)	(41)

28.3 Accrued income

	2019	2018
Accrued interest	1,436	1,415
Other	6	21
At December 31	1,442	1,436

Of accrued income EUR 1,442 million is current (2018: EUR 1,421 million).

Aegon Annual Report on Form 20-F 2019

246	Consolidated financial statements of Aegon N.V. Note 28

28.4 Right-of-use assets

Net book value	Real estate for own use	Equipment	Other	Total
At December 31, 2019	227	25	3	255
Cost
At January 1, 2019	213	18	5	235
Additions	40	19	1	59
Modification of lease contracts	2	-	-	3
Net exchange differences	8	-	-	8
At December 31, 2019	262	37	5	305
Accumulated depreciation and impairment losses
At January 1, 2019	-	-	-	-
Depreciation through income statement	35	13	2	50
At December 31, 2019	36	13	2	50

Right-of-use assets are mainly held by Aegon UK and Aegon Americas and they are mainly office buildings held for own use.

For information on the Lease liabilities and respective maturity analysis, please refer to note 41 Other liabilities and note 4 Financial risks, respectively.

Aegon Annual Report on Form 20-F 2019

247	Consolidated financial statements of Aegon N.V. Note 29

29 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At December 31, 2019	392	952	84	69	61	1,559

At December 31, 2018	384	1,123	91	64	64	1,727

At January 1, 2018	293	1,153	99	51	36	1,633

Cost
At January 1, 2019	554	6,858	361	327	166	8,265
Additions	-	-	-	35	4	39
Capitalized subsequent expenditure	-	-	-	7	-	7
Disposals	-	-	-	(9)	-	(9)
Net exchange differences	13	145	5	11	3	178
At December 31, 2019	567	7,003	366	371	173	8,479
Accumulated amortization, depreciation and impairment losses
At January 1, 2019	169	5,735	270	263	101	6,538
Amortization through income statement	-	112	8	16	7	143
Shadow accounting adjustments	-	72	-	-	-	72
Disposals	-	-	-	(7)	-	(7)
Impairment losses	3	11	-	20	-	34
Net exchange differences	3	121	4	9	3	140
At December 31, 2019	175	6,051	282	301	111	6,920

Cost
At January 1, 2018	462	6,565	359	294	128	7,808
Additions	-	-	-	45	2	47
Acquisitions through business combinations	85	-	-	7	33	126
Capitalized subsequent expenditure	-	-	-	5	-	5
Disposals	-	-	-	(19)	-	(19)
Net exchange differences	6	293	2	(6)	2	298
At December 31, 2018	554	6,858	361	327	166	8,265
Accumulated amortization, depreciation and impairment losses
At January 1, 2018	169	5,412	260	243	92	6,176
Amortization through income statement	-	135	8	16	6	165
Shadow accounting adjustments	-	(56)	-	-	-	(56)
Disposals	-	-	-	(6)	-	(6)
Impairment losses	-	-	-	15	-	15
Net exchange differences	-	244	2	(5)	3	243
At December 31, 2018	169	5,735	270	263	101	6,538

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The amortization is based on either the expected future premiums, revenues or the expected gross profit margins, which for the most significant blocks of business ranges between 50 and 80 years. Future servicing rights are amortized over a period of 10 to 30 years of which 15 years remain at December 31, 2019 (2018: 13 years). Software is generally depreciated over an average period of 3 to 5 years of which 4 years remain at December 31, 2019 (2018: 4 years).

In 2018, Goodwill and Other increased by EUR 85 million and EUR 33 million respectively following the acquisition of Robidus in September 2018. For details of the acquisition, refer to note 48 Business combinations.

Aegon Annual Report on Form 20-F 2019

248	Consolidated financial statements of Aegon N.V. Note 29

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2019	2018
Americas	183	182
Southern & Eastern Europe	29	30
Asset Management	34	33
United Kingdom	57	54
The Netherlands	89	85
At December 31	392	384

Goodwill in Aegon Americas is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Value in use calculations of Aegon Americas have been actuarially determined based on business plans covering a period of typically three years and pre-tax risk adjusted discount rates. Based on the value in use tests, goodwill in the Americas for the group of annuities cash-generating units (2019: EUR 127 million: 2018: EUR 127 million) and the retirement plans cash-generating unit (2019: EUR 56 million: 2018: EUR 55 million) remain unchanged from prior year except for the impact of currency translation adjustments. The value in use tests assume business plans covering a period of three years further extrapolated to ten years, where the new business levels for years 4-10 assumed a 0% growth rate (2018: 0%). The pre-tax adjusted discount rate was 17% for annuities and 18% for retirement plans.

To determine the recoverable amounts of the cash generating units of Aegon Southern and Eastern Europe (SEE), value in use was calculated, and compared to the carrying amounts. Value in use has been determined based on a business plan covering a period of typically 3 years, that, in certain instances was further extrapolated to 20 years where the new business levels for years 4-20 assumed a growth rate based on the business plan of the third year, prudentially decreased by 20% (2018: 20%). Other key assumptions used for the calculation were pre-tax risk adjusted discount rate of ranging between 8.6%-25.2% (2018: 9.1%-28.5%), new business contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends.

As of 2018, goodwill that was provisionally allocated to the cash-generating unit – Cofunds Ltd., is allocated to Aegon UK, whose value in use exceeded its carrying value. Assessment of value in use at this level is considered to reflect the expected benefit flowing to Aegon UK from the synergies arising from the acquisition of Cofunds. The value in use of Scottish Equitable plc (SE plc) is the most material part of the Aegon UK value in use calculation, and it is determined using SE plc’s Solvency II own funds value with adjustments for contract boundaries, risk margin and SE plc’s share of the defined benefit pension scheme liability. An allowance has also been made for the present value of the next 3 years profits, from expected new business. This is considered a key assumption which if it does not arise would reduce the value in use, however a headroom would still remain.

For Aegon the Netherlands, goodwill was allocated to Robidus - a cash generating unit whose value in use exceeds its carrying value. The value in use calculations were based on business plans covering a period of five years, pre-tax discount rate of 8.2%, post-tax discount rate of 8.1%, and terminal growth rate at 2%. The goodwill arises mainly from new customers, future software platform developments, synergies, and assembled workforce.

Aegon Annual Report on Form 20-F 2019

249	Consolidated financial statements of Aegon N.V. Note 30

VOBA

The movement in VOBA over 2019 can be summarized and compared to 2018 as follows:

	2019	2018
At January 1	1,123	1,153
Amortization / depreciation through income statement	(112)	(135)
Shadow accounting adjustments	(72)	56
Impairment losses	(11)	-
Net exchange differences	24	49
At December 31	952	1,123

30 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2019	2018	2017
Share capital – par value	30.1	323	322	322
Share premium	30.2	7,213	7,487	7,731
Total share capital		7,536	7,808	8,053
Retained earnings		10,667	9,995	9,699
Treasury shares	30.3	(281)	(337)	(325)
Total retained earnings		10,386	9,657	9,374
Revaluation reserves	30.4	5,868	3,436	4,898
Remeasurement of defined benefit plans	30.5	(2,397)	(1,850)	(1,669)
Other reserves	30.6	456	149	(390)
Total shareholders’ equity		21,850	19,200	20,266

Share capital transactions relating to common shares	2019	2018	2017
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
Transactions in 2019:
Final dividend 2018 1)	(32,874)
Share buyback program (final dividend 2018)	32,874
Interim dividend 2019 1)	(35,370)
Share buyback program (interim dividend 2019)	43,150

Transactions in 2018:
Final dividend 2017 1)		(21,954)
Share buyback program (final dividend 2017)		21,954
Interim dividend 2018 1)		(24,134)
Share buyback program (interim dividend 2018)		24,134

Transactions in 2017:
Final dividend 2016 1)			(26,916)
Interim dividend 2017 2)			(24,948)
Issuance of common shares with a par value of EUR 0.12			21,099
Share buyback program (final dividend 2016 and interim dividend 2017)			51,865

[1]	Dividend distribution paid from treasury shares (note 30.3)
[2]	Dividend distribution paid from treasury shares (note 30.3) and issuance of common shares performed in the year.

Aegon Annual Report on Form 20-F 2019

250	Consolidated financial statements of Aegon N.V. Note 30

30.1 Share capital – par value

	2019	2018	2017
Common shares	253	251	251
Common shares B	70	70	70
At December 31	323	322	322

Common shares	2019	2018	2017
Authorized share capital	720	720	720
Number of authorized shares (in million)	6,000	6,000	6,000
Par value in cents per share	12	12	12

Common shares B	2019	2018	2017
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2017	2,074,549	249	585,022	70
Dividend	21,099	3	-	-
At December 31, 2017	2,095,648	251	585,022	70
Dividend	-	-	-	-
At December 31, 2018	2,095,648	251	585,022	70
Dividend	9,491	1	-	-
At December 31, 2019	2,105,139	253	585,022	70

The table below represents weighted average number of common shares including treasury shares attributable to Aegon N.V.:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2017	2,080,792	585,022
2018	2,095,648	585,022
2019	2,098,326	585,022

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

Under the terms of the 1983 Amended Merger Agreement, dated May 2013, Vereniging Aegon has a call option relating to common shares B. Vereniging Aegon may exercise its call option at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%. Refer to Note 50 Related party transactions for transactions between Aegon N.V. and Vereniging Aegon.

Aegon Annual Report on Form 20-F 2019

251	Consolidated financial statements of Aegon N.V. Note 30

30.2 Share premium

	2019	2018	2017
At January 1	7,487	7,731	7,873
Share dividend	(273)	(244)	(142)
At December 31	7,213	7,487	7,731
Share premium relating to:
- Common shares	5,560	5,834	6,078
- Common shares B	1,653	1,653	1,653
Total share premium	7,213	7,487	7,731

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

30.3 Treasury shares

On the reporting date, Aegon N.V. and its subsidiaries held 66,583,671 (2018: 62,562,070) of its own common shares and 25,309,920 (2018: 13,856,480) own common shares B with a par value of EUR 0.12 each.

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2019		2018		2017
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	61,418	326	64,488	314	47,473	178

Transactions in 2019:
Sale: transactions, average price 5.10	(3,657)	(19)
Sale: 1 transaction, average price 5.25	(32,874)	(173)
Purchase: 1 transaction average price 4.52	32,874	149
Sale: 1 transaction, average price 5.16	(35,370)	(183)
Purchase: 1 transaction average price 3.89	43,150	168

Transactions in 2018:
Sale: transactions, average price 3.76			(3,070)	(12)
Sale: 1 transaction, average price 4.62			(21,954)	(101)
Purchase: 1 transaction average price 5.34			21,954	117
Sale: 1 transaction, average price 5.09			(24,134)	(123)
Purchase: 1 transaction average price 5.43			24,134	131

Transactions in 2017:
Sale: transactions, average price EUR 3.44					(4,085)	(14)
Sale: 1 transaction, average price EUR 3.68					(26,916)	(99)
Sale: 1 transaction, average price EUR 3.77					(3,849)	(14)
Purchase: 1 transaction, average price EUR 5.09					51,865	263
At December 31	65,540	269	61,418	326	64,488	314

Aegon Annual Report on Form 20-F 2019

252	Consolidated financial statements of Aegon N.V. Note 30

Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2019		2018		2017
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	13,856	2	15,346	2	17,325	2

Transactions in 2019:
Sale: 1 transaction, average price 0.12	(1,774)	-
Purchase: 1 transaction average price 0.10	13,227	1

Transactions in 2018:
Sale: 1 transaction, average price EUR 0.11			(1,489)	-

Transactions in 2017:
Sale: 1 transaction, average price EUR 0.11					(1,979)	-
Sale: 1 transaction, average price EUR 0.11					(13,043)	(1)
Purchase: 1 transaction, average price EUR 0.13					13,043	2
At December 31	25,310	3	13,856	2	15,346	2

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2019		2018		2017
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	65,540	269	61,418	326	64,488	314
Held by subsidiaries	1,043	9	1,144	9	1,162	9
Common shares B
Held by Aegon N.V.	25,310	3	13,856	2	15,346	2
At December 31	91,893	281	76,419	337	80,996	325

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)
2017	38,490	9,841
2018	60,129	14,415
2019	56,467	13,070

Aegon Annual Report on Form 20-F 2019

253	Consolidated financial statements of Aegon N.V. Note 30

30.4 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2019	1,910	46	1,479	3,436
Gross revaluation	3,470	(4)	89	3,556
Net (gains) / losses transferred to income statement	(412)	-	(97)	(509)
Net (gains) / losses transferred to retained earnings	-	(32)	-	(32)
Foreign currency translation differences	8	1	27	37
Tax effect	(630)	8	3	(619)
At December 31, 2019	4,348	19	1,502	5,868

At January 1, 2018	3,427	68	1,402	4,898
Gross revaluation	(2,142)	(32)	85	(2,090)
Net (gains) / losses transferred to income statement	66	-	(80)	(14)
Foreign currency translation differences	46	2	71	119
Tax effect	514	7	1	522
Other	-	-	-	1
At December 31, 2018	1,910	46	1,479	3,436

At January 1, 2017	3,326	59	1,904	5,289
Gross revaluation	1,403	8	(115)	1,296
Net (gains) / losses transferred to income statement	(1,330)	-	(738)	(2,069)
Foreign currency translation differences	(228)	(8)	(216)	(452)
Tax effect	285	9	567	860
Other	(28)	-	1	(27)
At December 31, 2017	3,427	68	1,402	4,898

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

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2019	2018	2017
Shares	25	22	40
Debt securities	4,348	1,911	3,401
Other	(26)	(23)	(14)
Revaluation reserve for available-for-sale investments	4,348	1,910	3,427

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

30.5 Remeasurement of defined benefit plans

	2019	2018	2017
At January 1	(1,850)	(1,669)	(1,820)
Remeasurements of defined benefit plans	(612)	(134)	224
Tax effect	90	(15)	(175)
Net exchange differences	(25)	(32)	102
Total remeasurement of defined benefit plans	(2,397)	(1,850)	(1,669)

Aegon Annual Report on Form 20-F 2019

254	Consolidated financial statements of Aegon N.V. Note 30

30.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2019	499	(370)	19	149
Movement in foreign currency translation and net foreign investment hedging reserves	312	(10)	-	302
Disposal of a business	(1)	-	-	(1)
Tax effect	(10)	5	-	(5)
Equity movements of joint ventures	-	-	8	8
Equity movements of associates	-	-	4	4
At December 31, 2019	800	(374)	31	456

At January 1, 2018	(80)	(321)	11	(390)
Movement in foreign currency translation and net foreign investment hedging reserves	562	(46)	(3)	513
Disposal of a business	50	(14)	-	36
Tax effect	(32)	12	-	(20)
Equity movements of joint ventures	-	-	8	8
Equity movements of associates	-	-	2	2
Other	-	-	1	1
At December 31, 2018	499	(370)	19	149

At January 1, 2017	1,734	(418)	31	1,347
Movement in foreign currency translation and net foreign investment hedging reserves	(1,929)	129	-	(1,800)
Disposal of a business	7	-	-	7
Tax effect	108	(32)	-	76
Equity movements of joint ventures	-	-	(15)	(15)
Equity movements of associates	-	-	(5)	(5)
At December 31, 2017	(80)	(321)	11	(390)

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

Aegon Annual Report on Form 20-F 2019

255	Consolidated financial statements of Aegon N.V. Note 31

31 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Non-cumulative subordinated notes	Long Term Incentive Plans 1)	Total
At January 1, 2019	-	2,808	454	-	58	3,320
Shares granted	-	-	-	-	21	21
Shares vested	-	-	-	-	(26)	(26)
Securities issued	500	-	-	-	-	500
Securities redeemed	-	(1,244)	-	-	-	(1,244)
At December 31, 2019	500	1,564	454	-	53	2,571

At January 1, 2018	-	3,008	454	271	61	3,794
Shares granted	-	-	-	-	16	16
Shares vested	-	-	-	-	(19)	(19)
Securities redeemed	-	(200)	-	(271)	-	(471)
At December 31, 2018	-	2,808	454	-	58	3,320

At January 1, 2017	-	3,008	454	271	65	3,797
Shares granted	-	-	-	-	26	26
Shares vested	-	-	-	-	(30)	(30)
Securities redeemed	-	-	-	-	-	-
At December 31, 2017	-	3,008	454	271	61	3,794

[1]	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2019	2018	2017
EUR 500 million	5.625%	Semi-annually, April 15	2029	500	-	-
At December 31				500	-	-

The perpetual contingent convertible securities of EUR 500 million issued on April 4, 2019 have a fixed coupon of 5.625% until the first call date and reset thereafter to 5 year mid swap plus a margin of 5.207%.

The securities have been issued at par and have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for optional and required coupon payment cancelation. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five year intervals) thereafter. Upon breach of certain regulatory capital requirement levels, the securities convert into common shares.

Junior perpetual capital securities	Coupon rate		Coupon date, as of	Year of next call	2019	2018	2017
USD 500 million	6.50%		Quarterly, December 15	Called in 2019	-	424	424
USD 250 million	floating LIBOR rate	1)	Quarterly, December 15	2020	212	212	212
USD 500 million	floating CMS rate	2)	Quarterly, July 15	2020	402	402	402
USD 1 billion	6.375%		Quarterly, June 15	Called in 2019	-	821	821
EUR 950 million	floating DSL rate	3)	Quarterly, July 15	2020	950	950	950
EUR 200 million	6.0%		Annually, July 21	Called in 2018	-	-	200
At December 31					1,564	2,808	3,008

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

Aegon Annual Report on Form 20-F 2019

256	Consolidated financial statements of Aegon N.V. Note 31

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

With effect on June 15, 2019, Aegon has exercised its right to redeem USD 500 million 6.5% perpetual capital securities issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption and exercised this right with effect on June 15, 2019.

With effect on December 15, 2019, Aegon has exercised its right to redeem USD 1 billion 6.375% perpetual capital securities issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption and exercised this right with effect on December 15, 2019.

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2019	2018	2017
EUR 203 million	4.260% 1), 4)	Annually, March 4	2021	203	203	203
EUR 114 million	1.506% 2), 4)	Annually, June 8	2025	114	114	114
EUR 136 million	1.425% 3), 4)	Annually, October 14	2028	136	136	136
At December 31				454	454	454

[1]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
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

Non-cumulative subordinated notes	Coupon rate	Coupon date	Year of next call	2019	2018	2017
USD 525 million	8%	Quarterly, February 15	Called in 2018	-	-	271
At December 31				-	-	271

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

Aegon Annual Report on Form 20-F 2019

257	Consolidated financial statements of Aegon N.V. Note 32

32 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2019	2018
Fixed to floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	697	696
USD 800 million	5.5%	Semi-annually, April 11	2028	707	693
Fixed subordinated notes
USD 925 million 1)	5.1%	Quarterly, March 15	2024	804	-
At December 31				2,207	1,389

[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

The subordinated debt securities of USD 925 million issued on October 22, 2019 have a fixed coupon of 5.1%. The securities are first callable on December 15, 2024 and maturing on December 15, 2049.

The subordinated debt securities of USD 800 million issued on April 11, 2018 have a fixed coupon of 5.5% until the first call date and floating thereafter with a margin including a 100 basis points step-up. The securities are first callable on April 11, 2028 and maturing on April 11, 2048.

These securities are subordinated and rank senior to the junior perpetual capital securities and the perpetual contingent convertible securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

The fair value of these loans amounted to EUR 2,416 million (2018: EUR 1,355 million).

33 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of next call	2019	2018
USD 225 million 1)	7.65%	Semi-annually, December 1	1996	2026	n.a.	92	90
USD 190 million 1)	7.625%	Semi-annually, November 15	1997	2037	n.a.	44	43
At December 31						136	133

[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

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

The fair value of these loans amounted to EUR 144 million (2018: EUR 128 million).

34 Insurance contracts

34.1 Underwriting risk

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

Aegon Annual Report on Form 20-F 2019

258	Consolidated financial statements of Aegon N.V. Note 34

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. Aegon’s best estimate assumptions already include expected future developments and the sensitivities represent an increase or decrease of lapse rates, mortality rates and morbidity rates, compared to Aegon’s best estimate assumptions. These underwriting sensitivities were run using a permanent shock applied to all of Aegon’s products, exposed to an increase and to a decrease in the rates. The table below indicates that the morbidity sensitivity has the largest impact and in aggregate, Aegon is exposed to a decrease in mortality rates.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

	2019		2018
Estimated approximate effect	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	152	143	94	109
20% decrease in lapse rates	(169)	(156)	(139)	(154)
5% increase in mortality rates	261	192	252	63
5% decrease in mortality rates	(322)	(240)	(418)	(210)
10% increase in morbidity rates	(370)	(376)	(525)	(446)
10% decrease in morbidity rates	191	196	183	125

Aegon the Netherlands partially hedges and reinsures the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities.

34.2 Insurance contracts for general account

	2019	2018
Life insurance	109,879	102,452
Non-life insurance
- Unearned premiums and unexpired risks	6,002	5,341
- Outstanding claims	2,417	2,338
- Incurred but not reported claims	772	820
Incoming reinsurance	4,385	4,377
At December 31	123,454	115,328

	2019	2018
Non-life insurance:
- Accident and health insurance	8,955	8,247
- General insurance	235	252
Total non-life insurance	9,190	8,499

Aegon Annual Report on Form 20-F 2019

259	Consolidated financial statements of Aegon N.V. Note 34

Movements during the year in life insurance:	2019	2018
At January 1	102,452	98,452
Disposals	(44)	-
Portfolio transfers and acquisitions	(8)	95
Gross premium and deposits – existing and new business	6,913	6,293
Unwind of discount / interest credited	3,795	3,711
Insurance liabilities released	(9,921)	(9,582)
Changes in valuation of expected future benefits	800	617
Loss recognized as a result of liability adequacy testing	1,587	49
Shadow accounting adjustments	1,948	(299)
Net exchange differences	1,271	3,087
Transfer (to) / from reinsurance assets	18	-
Transfer (to) / from insurance contracts for account of policyholders	1,050	27
Other	17	1
At December 31	109,879	102,452

The LAT deficit per December 31, 2019 in Aegon the Netherlands amounted to EUR 5.1 billion, which was partially offset by the shadow loss recognition of EUR 3.4 billion, resulting in a net deficit of EUR 1.7 billion. The LAT deficit of EUR 1.7 billion for December 31, 2019 is recorded in the income statement and led to the recognition of an increase in insurance contracts liabilities as at December 31, 2019.

The positive LAT headroom of Aegon the Netherlands at the end of 2018 of EUR 0.6 billion was negatively impacted by adverse credit spread movements (widening mortgage spreads, tightened liquidity premium) of EUR 0.8 billion and the impact of lower interest rate of EUR 1.1 billion.

The LAT deficit was partly recorded as an impairment of DPAC and VOBA balances (EUR 76 million) (refer to note 15 “Impairment charges/(reversals)”) and for the remainder by increasing the insurance liability by EUR 1.8 billion.

Due to the positive LAT headroom of Aegon the Netherlands at the end of 2018, changes in the LAT margin triggered by up or down interest shocks could be absorbed by the revaluation reserves on available for sale assets (shadow accounting). However, due to the current deficit, changes in the LAT margin of Aegon the Netherlands, triggered by up or down interest shocks, will now be directly recognized in the income statement.

As a result, the IFRS income statement of Aegon the Netherlands is now less sensitive for interest movements as the interest risk was, and is, economically hedged using derivatives largely offsetting the impact of a changed LAT margin. Please refer to note 4 Financial risks for the updated Group sensitivities on interest rate risk.

Furthermore, as a result of the current negative LAT headroom position, future results will become more volatile due to changes in credit spreads as these are not hedged. Please find below the estimated sensitivities on shareholders’ equity and on net income, for up and down shocks for credit spreads, mortgage spreads for the bond and mortgage portfolio and liquidity premium shocks for general account insurance liabilities.

Aegon Annual Report on Form 20-F 2019

260	Consolidated financial statements of Aegon N.V. Note 34

Movements during the year in non-life insurance:	2019	2018
At January 1	8,499	8,484
Gross premiums – existing and new business	1,594	1,563
Unwind of discount / interest credited	481	450
Insurance liabilities released	(1,087)	(1,052)
Changes in valuation of expected future claims	(7)	(8)
Change in unearned premiums	(720)	(742)
Change in unexpired risks	2	2
Incurred related to current year	718	747
Incurred related to prior years	316	195
Release for claims settled current year	(292)	(278)
Release for claims settled prior years	(788)	(704)
Shadow accounting adjustments	422	(459)
Change in IBNR	(73)	(51)
Net exchange differences	131	354
Other	(5)	(2)
At December 31	9,191	8,499

Movements during the year in incoming reinsurance:	2019	2018
At January 1	4,377	3,913
Gross premium and deposits – existing and new business	1,397	1,441
Unwind of discount / interest credited	211	199
Insurance liabilities released	(1,668)	(1,557)
Changes in valuation of expected future benefits	(30)	190
Shadow accounting adjustments	12	(11)
Loss recognized as a result of liability adequacy	3	(4)
Net exchange differences	81	205
Other	2	2
At December 31	4,385	4,377

Sensitivity analysis of net income and shareholders’ equity	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2019
Shift up 50 basis points - Bond credit spreads	(205)	(2,386)
Shift down 50 basis points - Bond credit spreads	198	2,117
Shift up 50 basis points - Mortgage spreads	(440)	(440)
Shift down 50 basis points - Mortgage spreads	467	467
Shift up 5 basis points - Liquidity premium	104	101
Shift down 5 basis points - Liquidity premium	(105)	(103)

[1]	The sensitivities shown above were collected for the first time in 2019, therefore we do not provide comparatives.

Aegon Annual Report on Form 20-F 2019

261	Consolidated financial statements of Aegon N.V. Note 35

34.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2019	2018
At January 1	117,113	122,168
Disposal of a business	(196)	-
Portfolio transfers and acquisitions	(10)	(140)
Gross premium and deposits – existing and new business	9,122	9,716
Unwind of discount / interest credited	19,780	(5,311)
Insurance liabilities released	(11,103)	(10,471)
Fund charges released	(1,677)	(1,671)
Changes in valuation of expected future benefits	861	(245)
Transfer (to) / from insurance contracts	(1,050)	(27)
Net exchange differences	2,868	3,092
Other	2	2
At December 31	135,710	117,113

35 Investment contracts

35.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2019	17,825	223	18,048
Deposits	13,234	-	13,234
Withdrawals	(13,768)	-	(13,768)
Investment contracts liabilities released	-	(23)	(23)
Interest credited	247	-	247
Net exchange differences	128	12	140
Transfer to/from other headings	724	-	724
Other	(7)	-	(7)
At December 31, 2019	18,382	211	18,594

At January 1, 2018	16,665	278	16,943
Portfolio transfers and acquisitions	271	-	271
Deposits	10,308	-	10,308
Withdrawals	(10,101)	-	(10,101)
Investment contracts liabilities released	-	(53)	(53)
Interest credited	236	-	236
Net exchange differences	335	(2)	332
Transfer to/from other headings	133	-	133
Other	(22)	-	(22)
At December 31, 2018	17,825	223	18,048

Investment contracts consist of the following:	2019	2018
Institutional guaranteed products	339	944
Fixed annuities	6,237	5,981
Savings accounts	11,517	10,586
Investment contracts with discretionary participation features	211	223
Other	289	314
At December 31	18,594	18,048

Aegon Annual Report on Form 20-F 2019

262	Consolidated financial statements of Aegon N.V. Note 36

35.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2019	49,847	30,250	80,097
Gross premium and deposits – existing and new business	10,545	1,066	11,610
Withdrawals	(10,228)	-	(10,228)
Interest credited	9,244	5,511	14,755
Investment contracts liabilities released	-	(4,815)	(4,815)
Fund charges released	(142)	-	(142)
Net exchange differences	1,898	1,858	3,755
Transfer to/from other headings	(1,210)	-	(1,210)
Other	1	-	1
At December 31, 2019	59,956	33,870	93,826

At January 1, 2018	37,169	37,265	74,434
Additions	18,415	-	18,415
Gross premium and deposits – existing and new business	6,432	1,279	7,711
Withdrawals	(10,279)	-	(10,279)
Interest credited	(2,682)	(1,475)	(4,157)
Investment contracts liabilities released	-	(6,506)	(6,506)
Fund charges released	(157)	-	(157)
Net exchange differences	1,084	(312)	772
Transfer to/from other headings	(137)	-	(137)
Other	2	-	2
At December 31, 2018	49,847	30,250	80,097

The addition in investment contracts for account of policyholders in 2018 of EUR 18.4 billion (GBP 16.3 billion) reflects the completion of the BlackRock Part VII transfer on July 1, 2018, in the UK.

36 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.9 and note 44 Fair value);

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

Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to note 2.19 and note 44 Fair value).

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

Aegon Annual Report on Form 20-F 2019

263	Consolidated financial statements of Aegon N.V. Note 36

if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given if invested is in equity only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

	2019			2018
	United States 1)	The Netherlands 2)	Total 3)	United States 1)	The Netherlands 2)	Total 3)
At January 1	766	1,678	2,445	247	1,547	1,794
Incurred guarantee benefits 4)	518	57	575	491	131	622
Paid guarantee benefits	(1)	-	(1)	(1)	-	(1)
Net exchange differences	13	-	13	29	-	29
At December 31	1,296	1,735	3,031	766	1,678	2,445

Account value 5)	34,503	8,626	43,130	30,788	8,175	38,963
Net amount at risk 6)	236	2,002	2,239	235	2,004	2,239

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The increase of incurred guarantee benefits mainly relates to decreasing interest rates and credit spreads movements offset by rising equity markets in 2019. The decreasing interest rates and rising equity markets also increased the account value in 2019.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2019, the reinsured account value was EUR 1.8 billion (2018: EUR 1.7 billion) and the guaranteed remaining balance was EUR 1.1 billion (2018: EUR 1.1 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2019, the contract had a value of EUR 37 million (2018: EUR 36 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts and equity total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury futures and treasury forwards to mitigate the effect of movements in interest rates on the reinsurance contracts.

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

The fixed annuities product balance as of December 31, 2019, amounted to EUR 234 million (2018: EUR 243 million).

Aegon Annual Report on Form 20-F 2019

264	Consolidated financial statements of Aegon N.V. Note 36

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

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

	2019			2018
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	519	906	1,425	364	608	972
Incurred guarantee benefits 5)	(27)	(210)	(238)	197	282	479
Paid guarantee benefits	(53)	(27)	(81)	(65)	(23)	(88)
Net exchange differences	10	17	27	23	39	62
At December 31	448	686	1,133	519	906	1,425

	GMDB 1),3)	GMIB 2),3)		GMDB 1),3)	GMIB 2),3)
Account value 6)	54,411	5,331		48,174	4,770
Net amount at risk 7)	1,268	688		2,839	888
Average attained age of contract holders	70	71		70	71
[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
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

Aegon Annual Report on Form 20-F 2019

265	Consolidated financial statements of Aegon N.V. Note 36

of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 34 Insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2019	2018
	GMI 1), 2)	GMI 1), 2)
At January 1	5,063	4,719
Incurred guarantee benefits 3)	1,358	344
At December 31	6,422	5,063

Account value 4)	19,985	18,346
Net amount at risk 5)	6,335	4,933

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 44 Fair value.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 21.1% at December 31, 2019, and 23.3% at December 31, 2018. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

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

Guarantees valued at fair value contributed a net gain before tax of EUR 424 million (2018: loss of EUR 56 million) to earnings. The main drivers of this gain before tax are a gain of EUR 1,585 million related to an increase in equity markets (2018: EUR 532 million loss), a gain of EUR 12 million related to increases in equity volatility (2018: EUR 8 million loss), a fair value gain on hedges related to the guarantee reserves of EUR 1,840 million (2018: EUR 527 million gain), a gain of EUR 42 million related to widening own credit spread (2018: EUR 148 million gain) and other and DPAC offset contributed a gain of EUR 273 million (2018: EUR 233 million loss). These gains are partly offset by negative results related to decreases in risk free rates of EUR 3,281 million (2018: EUR 32 million gain).

Guarantee reserves increased by EUR 1,937 million in 2019 (2018: increase of EUR 1,081 million) to EUR 9,645 million (2018: EUR 7,708 million).

Aegon Annual Report on Form 20-F 2019

266	Consolidated financial statements of Aegon N.V. Note 37

37 Borrowings

	2019	2018
Capital funding	1,745	1,774
Operational funding	7,562	10,287
At December 31	9,307	12,061

Current	4,969	1,379
Non-current	4,338	10,682

Fair value of borrowings	9,783	12,421

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

Capital funding

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2019	2018
EUR 75 million Medium-Term Notes 1)	4.625%	December 9	2004 / 19	-	78
USD 500 million Senior Notes 1), 2)	5.75%	Semi-annually	2005 / 20	461	457
EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016 / 23	497	496
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	293	277
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	467	440
Other				26	26
At December 31				1,745	1,774

[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 43 Capital management and solvency.

Operational funding

During 2019, the operational funding decreased by EUR 2.7 billion mainly due to the early redemption of a USD 1.54 billion Variable Funding Surplus Note (EUR 1.4 billion), following a restructuring of this financing transaction in the US. In addition, a further decrease was driven by the redemption of ‘SAECURE 14’ of EUR 0.9 billion and the pay down of FHLB advances of EUR 1.7 billion. This was partly offset by an increase in other mortgage loan funding of EUR 0.5 billion, the issuance of EUR 500 million senior non-preferred notes with a coupon of 0.625%, and a transaction under the Dutch SAECURE program (‘SAECURE 18’) to sell Class A mortgage backed securities (RMBS). ‘SAECURE 18 NHG’ consists of EUR 512 million of class A notes with an expected weighted average life of 4.8 years and a coupon of 3 month Euribor plus 40bps.

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

Aegon Annual Report on Form 20-F 2019

267	Consolidated financial statements of Aegon N.V. Note 37

	Coupon rate	Coupon date	Issue / Maturity	2019	2018
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- / 2020-22	817	375
EUR 1,367 million “SAECURE 14” RMBS Note 1), 2)	Floating	Quarterly	2014 / 19	-	874
EUR 1,443 million “SAECURE 15” RMBS Note 1), 3)	Floating	Quarterly	2014 / 20	917	1,038
EUR 875 million “SAECURE 16” RMBS Note 1), 4)	Floating	Quarterly	2018 / 23	820	875
EUR 512 million “SAECURE 18” RMBS Note 1), 5)	Floating	Quarterly	2019/25	491	-
EUR 750 million Conditional Pass-Through Covered Bond 1), 6)	0.267%	Annual	2015 / 20	749	748
EUR 500 million Conditional Pass-Through Covered Bond 1), 7)	0.250%	Annual	2016 / 23	498	497
EUR 500 million Conditional Pass-Through Covered Bond 1), 8)	0.750%	Annual	2017 / 27	489	488
EUR 500 million Conditional Pass-Through Covered Bond 1), 9)	0.375%	Annual	2017 / 24	498	497
USD 1.54 billion Variable Funding Surplus Note 10), 11)	Floating	Quarterly	2006 / 36	-	1,388
FHLB Secured borrowings 1)	Floating	Quarterly	2016 / 46	1,777	3,495
Aegon Bank Senior Non-Preferred debt 1)	Fixed	Annual	2019/24	497	-
Other				8	12
At December 31				7,562	10,287

[1]	Issued by a subsidiary of Aegon N.V.
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

[5]

The first optional redemption date is July 28, 2025; the final legal maturity date is April 28, 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

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
[11]

This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. - refer to note 45 Commitments and contingencies.

Other

Included in borrowings is EUR 461 million relating to borrowings measured at fair value (2018: EUR 536 million). For the year 2019, Aegon’s credit spread had a negative impact of EUR 1 million on income before tax (2018: positive impact of EUR 1 million) and a positive impact of EUR 1 million on shareholders’ equity (2018: negative impact of EUR 3 million). The cumulative negative impact of Aegon’s credit spread for borrowings in portfolio at year-end, based on observable market data, on income before tax amounted to EUR 28 million (2018: EUR 26 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 40 million negative (2018: EUR 8 million negative).

Undrawn committed borrowing facilities:	2019	2018
Floating-rate
- Expiring within one year	516	260
- Expiring beyond one year	2,887	3,420
At December 31	3,403	3,680

There were no defaults or breaches of conditions during the period.

Aegon Annual Report on Form 20-F 2019

268	Consolidated financial statements of Aegon N.V. Note 38

38 Provisions

	2019	2018
At January 1	320	210
Additional provisions	42	231
Disposals	(60)	(94)
Unused amounts reversed through the income statement	(3)	(1)
Used during the year	(90)	(34)
Net exchange differences	5	8
At December 31	214	320
Current	137	275
Non-current	77	45

The provisions as at December 31, 2019 mainly consist of litigation provisions of EUR 90 million (2018: EUR 198 million) mainly related to a settlement in the US relating to increases in monthly deduction rates on universal life products (refer to note 45 Commitments and contingencies), restructuring provisions of EUR 43 million (2018: EUR 30 million), provisions regarding fees payable upon purchase and surrender of unit-linked policies in the Polish Life Insurance portfolio of EUR 14 million (2018: EUR 17 million) and other provisions of EUR 66 million (2018: EUR 76 million) including the remaining provision related to the harbor workers’ former pension fund Optas.

39 Defined benefit plans

	2019		2018
Retirement benefit plans	4,076		3,714
Other post-employment benefit plans	283		275
Total defined benefit plans	4,359		3,989
		-
Retirement benefit plans in surplus	1		-
Other post-employment benefit plans in surplus	-		-
Total defined benefit assets	1		-
		-
Retirement benefit plans in deficit	4,077		3,714
Other post-employment benefit plans in deficit	283		275
Total defined benefit liabilities	4,360		3,989

	2019			2018
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	3,714	275	3,989	3,657	293	3,950
Defined benefit expenses	227	17	244	192	13	206
Remeasurements of defined benefit plans	607	5	612	157	(23)	134
Contributions paid	(298)	-	(298)	(234)	-	(234)
Benefits paid	(100)	(18)	(118)	(99)	(19)	(118)
Net exchange differences	14	4	18	37	11	47
Other 1)	(89)	-	(88)	5	-	5
At December 31	4,076	283	4,359	3,714	275	3,989

[1]	In 2019, ‘Other’ mainly relates to the plan amendment from The Netherlands as described in the section on ‘Aegon the Netherlands’ in this note.

The amounts recognized in the statement of financial position are determined as follows:

Aegon Annual Report on Form 20-F 2019

269	Consolidated financial statements of Aegon N.V. Note 39

		2019			2018
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,807	-	4,807	4,027	-	4,027
Fair value of plan assets	(4,420)	-	(4,420)	(3,525)	-	(3,525)
	386	-	386	502	-	502
Present value of wholly unfunded obligations 1)	3,690	283	3,973	3,212	275	3,487
At December 31	4,076	283	4,359	3,714	275	3,989

[1]

As all pension obligations are insured at subsidiary Aegon Levensverzekering almost all assets held by Aegon Nederland backing retirement benefits of EUR 2,736 millions (2018: EUR 2,568 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2019 and 2018.

		2019			2018
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	148	8	157	121	10	131
Net interest on the net defined benefit liability (asset)	80	9	89	87	8	96
Past service cost	(1)	-	(1)	(16)	(5)	(21)
Total defined benefit expenses	227	17	244	192	13	206

		2017
	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	148	11	158
Net interest on the net defined benefit liability (asset)	99	10	109
Past service cost	(5)	(1)	(6)
Total defined benefit expenses	242	19	262

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2019	2018
At January 1	7,514	7,572
Current year service cost	157	131
Interest expense	221	213
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	40	(28)
- Actuarial gains and losses arising from changes in financial assumptions	1,126	(102)
Past service cost	(1)	(21)
Contributions by plan participants	8	11
Benefits paid	(353)	(409)
Net exchange differences	144	144
Other 1)	(76)	5
At December 31	8,779	7,514

[1]	In 2019, ‘Other’ mainly relates to the plan amendment from Aegon the Netherlands as described in the section on ‘Aegon the Netherlands’ in this note.

Aegon Annual Report on Form 20-F 2019

270	Consolidated financial statements of Aegon N.V. Note 39

Movements during the year in plan assets for retirement benefit plans	2019	2018
At January 1	3,525	3,622
Interest income (based on discount rate)	133	117
Remeasurements of the net defined liability (asset)	566	(264)
Contributions by employer	306	245
Benefits paid	(235)	(291)
Net exchange differences	126	96
At December 31	4,420	3,525

	2019					2018
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets
Equity instruments	160	3	164	4%	106	5	111	3%
Debt instrument	465	361	826	19%	369	343	712	20%
Real estate	-	119	119	3%	-	111	111	3%
Derivatives	-	57	57	1%	-	149	149	4%
Investment funds	3	2,484	2,487	56%	11	1,945	1,956	55%
Other	15	752	767	17%	14	471	484	14%
At December 31	644	3,776	4,420	100%	500	3,025	3,525	100%

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 388 million at December 31, 2019 (2018: EUR 450 million deficit).

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

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2019 or 2018. However, with the Aegon N.V. Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 223 million in September 2019 (EUR 190 million in September 2018) that was over and above the minimum required funding levels as set forth by the Internal Revenue Code.

Aegon Annual Report on Form 20-F 2019

271	Consolidated financial statements of Aegon N.V. Note 39

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 272 million (2018: EUR 241 million unfunded).

Aegon USA provides health care benefits to retired employees through continuation of coverage primarily in self funded plans, and partly in fully insured plans, which are classified as unfunded per IAS 19 financial guidance. The postretirement health care benefits under the Plans are administered by Transamerica Corporation, which has delegated the claims administration to third-party administrators. Aegon USA maintains two plans which provide continuation of coverage for retiree medical benefits. For each plan, Aegon USA has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts.

Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments or premium payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 217 million (2018: EUR 210 million).

The weighted average duration of the defined benefit obligation is 12.6 years (2018: 12.2 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2019	2018
Demographic actuarial assumptions
Mortality	US mortality table1)	US mortality table2)

Financial actuarial assumptions
Discount rate3)	3.23%/3.02%	4.22% / 4.05%
Salary increase rate	4.00%	3.85%
Health care trend rate	6.60%	7.00%

[1]	2019 assumption- PRI-2012 Employee, Health Annuitant and Contingent Survivor Tables (90% white collar/ 10% blue collar) projected with Scale MP -2019.
[2]	2018 Assumption- RP2014 Employee and Health Annuitant Tables projected with Scale MP - 2018
[3]	Aegon USA has separate discount rates beginning with 2018 – 3.23% for all pension plans and 3.02% for post retirement welfare plan 2019.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

Aegon Annual Report on Form 20-F 2019

272	Consolidated financial statements of Aegon N.V. Note 39

	Estimated approximate effects on the defined benefit obligation
	2019	2018

Demographic actuarial assumptions
10% increase in mortality rates	(83)	(70)
10% decrease in mortality rates	92	77

Financial actuarial assumptions
100 basis points increase in discount rate	(417)	(351)
100 basis points decrease in discount rate	514	430
100 basis points increase in salary increase rate	29	29
100 basis points decrease in salary increase rate	(27)	(26)
100 basis points increase in health care trend rate	12	12
100 basis points decrease in health care trend rate	(11)	(11)

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

The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable1. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average wage system. The defined benefit plans were unfunded by EUR 3,413 million at December 31, 2019. (2018: EUR 2,967 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS. The average remaining duration of the defined benefits obligation is 21.9 years (2018: 20.9 years).

Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon

[1]	Aegon Nederland deducts employee contributions from the total pension expenses.

Aegon Annual Report on Form 20-F 2019

273	Consolidated financial statements of Aegon N.V. Note 39

the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 65 million at December 31, 2019 (2018: EUR 65 million). The weighted average duration of the other post-employment benefit plans is 12.4 years (2018: 11.7 years).

Plan amendments

In 2019, Aegon the Netherlands amended the current defined pension plans for their own employees. The entitlements build up under the existing defined benefit scheme will continue to exist and will remain insured at Aegon Levensverzekering, but is closed to new entrants. All contributions after January 1, 2020, will be made to a new individual defined contribution pension scheme. The new Aegon Pension Plan will be between Aegon the Netherlands and Aegon Cappital and comes into effect on January 1, 2020.

The plan amendment resulted in a release of EUR 101 million in 2019 which is included in note 11 ‘Other income’. This release is driven by the effect of no longer taking into account future salary increases under the new defined contribution pension scheme.

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

The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2019	2018
Demographic actuarial assumptions
Mortality	NL mortality table 1)	NL mortality table 1)

Financial actuarial assumptions
Discount rate	0.94%	1.74%
Salary increase rate 2)	Curve 2019	Curve 2018
Indexation 3)	59.2 % of Curve 2019	57.75% of Curve 2018

[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.
[2]	Based on Dutch Consumer Price Index.
[3]	Based on Dutch Consumer Price Index.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation
	2019	2018
Demographic actuarial assumptions
10% increase in mortality rates	(100)	(81)
10% decrease in mortality rates	112	90

Financial actuarial assumptions
100 basis points increase in discount rate	(645)	(534)
100 basis points decrease in discount rate	893	733
100 basis points increase in salary increase rate	1	18
100 basis points decrease in salary increase rate	-	(18)
25 basis points increase in indexation	194	167
25 basis points decrease in indexation	(177)	(152)

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

Aegon Annual Report on Form 20-F 2019

274	Consolidated financial statements of Aegon N.V. Note 39

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2019. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 1.5 million at December 31, 2019 (2018: EUR 51 million deficit). During 2019, EUR 83 million (2018: EUR 55 million) of contributions were paid into the scheme. The 2019 contributions included a one off payment of EUR 29 million in addition to the schedule of contributions.

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

During 2019, the scheme purchased a buy-in policy in the name of the Trustee to cover full scheme benefits for a group of pensioners. The liability (and matching asset) calculated on the year end assumptions has been included in the funded position as at 31 December 2019.

The weighted average duration of the defined benefit obligation is 21.6 years (2018: 21.6 years).

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2019	2018
Demographic actuarial assumptions
Mortality	UK mortality table 1)	UK mortality table	2)

Financial actuarial assumptions
Discount rate	2.08%	2.94%
Price inflation	3.08%	3.32%
[1]	Club Vita tables based on analysis of Scheme membership CMI 2017 1.5%/1.25% p.a. (males/females)
[2]	Club Vita tables based on analysis of Scheme membership CMI 2017 1.5%/1.25% p.a. (males/females)

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

Aegon Annual Report on Form 20-F 2019

275	Consolidated financial statements of Aegon N.V. Note 40

Estimated approximate effects on the defined benefit obligation

	2019	2018
Demographic actuarial assumptions
10% increase in mortality rates	(48)	(34)
10% decrease in mortality rates	54	38

Financial actuarial assumptions
100 basis points increase in discount rate	(306)	(235)
100 basis points decrease in discount rate	414	313
100 basis points increase in price inflation	130	119
100 basis points decrease in price inflation	(281)	(192)

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	32%
Debt instruments	68%

All other operating segments

Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note 14 Commissions and expenses for the employee expenses regarding these contribution plans.

40 Deferred tax

	2019	2018
Deferred tax assets	193	125
Deferred tax liabilities	1,227	529
Total net deferred tax liability / (asset)	1,035	404

Deferred tax assets comprise temporary differences on:	2019	2018
Real Estate	(520)	-
Financial assets	76	(7)
Insurance and investment contracts	440	-
Deferred expenses, VOBA and other intangible assets	(112)	(125)
Defined benefit plans	7	12
Tax losses and credits carried forward	183	167
Other	119	79
At December 31	193	125

Deferred tax liabilities comprise temporary differences on:	2019	2018
Real estate	124	520
Financial assets	1,549	807
Insurance and investment contracts	(1,031)	(1,433)
Deferred expenses, VOBA and other intangible assets	1,663	1,788
Defined benefit plans	(249)	(257)
Tax losses and credits carried forward	(551)	(147)
Other	(279)	(748)
At December 31	1,227	529

Aegon Annual Report on Form 20-F 2019

276	Consolidated financial statements of Aegon N.V. Note 40

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total
At January 1, 2019	519	814	(1,434)	1,914	(269)	(314)	(837)	394
Charged to income statement	125	25	(20)	(176)	108	63	(11)	114
Charged to OCI	(8)	628	-	-	(90)	-	(9)	520
Net exchange differences	1	9	(17)	37	(5)	(9)	(17)	(2)
Disposal of a business	-	-	-	-	-	-	2	2
Transfer to/from other headings	-	-	-	-	-	(473)	473	-
Other	7	(3)	-	-	-	-	3	7
At December 31, 2019	644	1,473	(1,471)	1,775	(256)	(734)	(398)	1,035

At January 1, 2018	554	1,737	(1,787)	1,892	(295)	(296)	(863)	942
Acquisitions / Additions	-	-	-	9	-	-	-	9
Charged to income statement	(31)	(451)	401	(63)	23	(1)	143	22
Charged to OCI	(7)	(514)	2	-	17	(2)	12	(494)
Net exchange differences	4	46	(51)	82	(14)	(4)	(38)	25
Transfer to/from other headings	-	(3)	-	(6)	-	-	9	-
Other	-	-	-	-	-	(11)	(90)	(101)
At December 31, 2018	519	814	(1,434)	1,914	(269)	(314)	(827)	404

The position as per January 1, 2019 has been adjusted due to the initial application of IFRS 16. Reference is made to note 2.1.1 for details.

In 2019, the increase of deferred tax liability primarily related to an increase of unrealized profits in respect of financial assets mainly driven by a decrease in interest rates.

In 2018, the movement in other of EUR 90 million is caused by the redemption of the non-cumulative subordinated note. Refer to note 31 “Other equity instruments”.

Transfer to/from other headings in 2019 includes the transfer between the columns “other” and “tax losses and credits carried forward”, in relation to credits carried forward for an amount of EUR 473 million.

Deferred corporate income tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 1,379 million; tax EUR 236 million related to tax losses carried forward (2018: gross EUR 1,317 million; tax EUR 225 million) and an amount of tax EUR 391 million related to tax credits carried forward (2018; tax EUR 473 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits as well as foreign income from existing business in excess of the profits arising from the reversal of existing taxable temporary differences. For comparative purposes the figures relating to the gross amount and tax amount for 2018 have been adjusted since several entities with deferred tax assets dependent on future taxable profits reported profits and were therefore not required to be included.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts1)		Not recognized deferred tax assets
	2019	2018	2019	2018
< 5 years	79	65	20	15
≥ 5 – 10 years	18	21	4	5
≥ 10 – 15 years	27	20	51	36
≥ 15 – 20 years	1	-	-	-
Indefinitely	488	385	107	86
At December 31	613	490	182	142
[1]

The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Aegon Annual Report on Form 20-F 2019

277	Consolidated financial statements of Aegon N.V. Note 41

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 406 million; tax EUR 99 million (2018: gross EUR 162 million; tax EUR 29 million) the realization of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 32 million; tax EUR 6 million (2018: gross EUR 40 million; tax EUR 8 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,774 million; tax EUR 383 million (2018: gross EUR 1,770 million; tax EUR 361 million).

All deferred corporate income taxes are non-current by nature.

41 Other liabilities

	2019	2018
Payables due to policyholders	1,363	1,172
Payables due to brokers and agents	296	373
Payables out of reinsurance	1,597	1,327
Social security and taxes payable	117	108
Income tax payable	3	2
Investment creditors	940	1,195
Cash collateral on derivative transactions	4,243	3,396
Cash collateral on securities lended	2,146	2,480
Cash collateral - other	59	49
Repurchase agreements	719	322
Commercial paper	58	82
Lease liabilities	311	-
Other creditors	2,968	2,947
At December 31	14,819	13,454

Current	14,097	13,309
Non-current	722	146

The carrying amounts disclosed reasonably approximate the fair values at year-end, given the predominantly current nature of the other liabilities.

42 Accruals

	2019	2018
Accrued interest	292	237
Accrued expenses	134	151
At December 31	426	388

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

43 Capital management and solvency

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

Aegon Annual Report on Form 20-F 2019

278	Consolidated financial statements of Aegon N.V. Note 43

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

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and/or self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s capital management framework the own funds are managed such that the Group Solvency II ratio remains within the target range of 150% - 200% even in an adverse event. The Solvency contribution of Aegon US insurance entities under Deduction & Aggregation (D&A) involves converting 150% Risk-Based Capital Company Action Level into Solvency Capital Requirement (SCR) and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review.

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

During 2019, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with such requirements, except for Aegon España, S.A.U. de Seguros y Reaseguros (Aegon Spain). Aegon Spain used to apply a transitional arrangement related to its technical provisions and applied the Solvency II matching adjustment. At the instruction of the Spanish Insurance Regulator (DGSFP), Aegon Spain no longer applies the matching adjustment and the transitional arrangements. As a consequence of this, the Solvency II ratio of Aegon Spain dropped below the 100% and Aegon Group contributed with a capital injection in Aegon Spain to restore the Solvency II position.

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

Aegon Annual Report on Form 20-F 2019

279	Consolidated financial statements of Aegon N.V. Note 43

The below table provides the composition of Aegon’s available own funds across Tiers:

Available own funds	December 31, 2019 Available own funds	December 31, 2018 Available own funds
Unrestricted Tier 1	12,724	12,204
Restricted Tier 1	2,614	3,406
Tier 2	2,370	1,487
Tier 3	762	505
Total available own funds	18,470	17,602

As at December 31, 2019, Tier 1 capital accounted for 83% of own funds (2018: 89%), including EUR 1,617 million of junior perpetual capital securities (2018: EUR 2,931 million) and EUR 479 million of perpetual cumulative subordinated bonds (2018: EUR 476 million) which are both classified as grandfathered restricted Tier 1 capital. In addition, Aegon issued EUR 500 million perpetual contingent convertible security in 2019, which is Solvency II compliant capital contributing EUR 518 million to restricted Tier 1 capital.

The decrease in Tier 1 capital is mainly due to the redemptions of USD 1 billion perpetual capital securities issued in 2005, partly offset by the issuance of perpetual contingent convertible security during 2019.

As at December 31, 2019, Tier 2 capital accounted for 13% of own funds (2018: 8%), including USD 925 million subordinated notes issued by Aegon Funding Corporate LLC (AFC) during 2019 contributing EUR 823 million to Tier 2 capital, EUR 773 million of subordinated liabilities which are classified as Solvency II compliant Tier 2 capital (2018: EUR 716 million), EUR 774 million of fixed floating subordinated notes (2018: EUR 771 million) which are classified as grandfathered Tier 2 capital. Changes in Tier 2 capital compared to previous year is mainly related to the issuance of subordinated notes by AFC.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered such that they are considered as capital under the Solvency II framework for up to 10 years. For the terms and conditions of these grandfathered instruments refer to note 31 Other equity instruments and note 32 Subordinated borrowings.

It is to be noted that the difference between the amounts mentioned above for junior perpetual capital securities and perpetual cumulative subordinated bonds, and those in note 31 Other equity instruments and note 32 Subordinated borrowings, stem from valuation differences between Solvency II (market value) and IFRS rules (refer to related accounting policies in note 2, paragraphs 2.17 and 2.18).

Tier 3 capital as of December 31, 2019 is comprised of deferred tax assets balances related to Solvency II entities.

IFRS equity compares to Solvency II own funds as follows:

	December 31, 2019	December 31, 2018
Shareholders’ Equity	21,850	19,200
IFRS adjustments for Other Equity instruments and non controlling interests	2,591	3,342
Group Equity	24,441	22,542
Solvency II revaluations & reclassifications	(7,607)	(6,593)
Transferability restrictions 1)	(1,973)	(1,884)
Excess of Assets over Liabilities	14,861	14,065
Availability adjustments	4,446	4,326
Fungibility adjustments 2)	(838)	(789)
Available own funds	18,470	17,602
[1]	This includes the transferability restriction related to the RBC CAL conversion methodology.
[2]	Amongst others, this contains the exclusion of Aegon Bank.

Aegon Annual Report on Form 20-F 2019

280	Consolidated financial statements of Aegon N.V. Note 43

The Solvency II revaluations and reclassification of EUR 7,607 million negative (2018: EUR 6,593 million negative) stem from the difference in valuation between IFRS and Solvency II frameworks. The change in Solvency II revaluations per December 31, 2019 compared to December 31, 2018 is mainly driven by lower interest rates during 2019, increasing the revaluation reserves in Aegon US. The Solvency II revaluations and reclassification can be grouped into four categories:

◆	Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 1,932 million negative, 2018: EUR 2,024 million negative);
◆	Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables and Technical provisions. The revaluation difference stemming from this category amounted to EUR 3,360 million positive (2018: EUR 2,789 million positive) compared to the IFRS Statement of Financial Position;
◆	The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 5,663 million negative (2018: EUR 4,095 million negative) compared to the IFRS Statement of Financial Position, which is mainly driven by lower interest rates during 2019;
◆	Reclassification of subordinated liabilities of EUR 3,372 million negative (2018: EUR 3,262 negative). The movement of subordinated liabilities mainly stem from the redemption of perpetual capital securities, the issuance Restricted Tier 1 perpetual contingent convertible securities, and the issuance of Tier 2 subordinated notes during 2019.

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

Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, in addition to both subordinated and senior debt. Aegon’s total capitalization comprises the following components:

◆	Shareholders’ equity excluding revaluation reserves based on IFRS;
◆	Non-controlling interests and Long Term Incentive Plans not yet vested; and
◆	Total financial leverage.

Aegon Annual Report on Form 20-F 2019

281	Consolidated financial statements of Aegon N.V. Note 43

The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2019	2018
Total shareholders’ equity - based on IFRS as adopted by the EU	2	22,457	19,518

Non-controlling interests and Long Term Incentive Plans not yet vested	31, SOFP 2)	73	80

Revaluation reserves	30	(5,868)	(3,436)

Adjusted shareholders’ equity		16,662	16,162
Perpetual contingent convertible securities	31	500	-

Junior perpetual capital securities	31	1,564	2,808

Perpetual cumulative subordinated bonds	31	454	454

Fixed floating subordinated notes	32	1,404	1,389

Fixed subordinated notes	32	804	-

Trust pass-through securities	33	136	133

Currency revaluation other equity instruments 1)		54	110

Hybrid leverage		4,916	4,895

Senior debt 3)	37	1,738	1,774

Senior leverage		1,738	1,774

Total gross financial leverage		6,653	6,669

Total capitalization		23,316	22,831

Gross financial leverage ratio 4)		28.5%	29.2%

Fixed Charge Coverage		7.7x	8.2x

[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR (7) million (2018: EUR (1) million).
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

Aegon N.V. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and the reserves required by law. The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable items under Dutch law amounted to EUR 13,569 million as at December 31, 2019 (2018: EUR 13,307 million). The following table shows the composition of the total distributable items:

Distributable items 1)	2019	2018

Equity attributable to shareholders based on IFRS as adopted by the EU	22,457	19,518

Non-distributable items:

Share capital	(323)	(322)

Legal reserves 2)	(8,565)	(5,890)
At December 31	13,569	13,307
[1]	Distributable items under Dutch law; note that Solvency II ratios also possibly restricts the distribution of dividends.
[2]	The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the positive revaluations in the revaluation reserves, cannot be freely distributed.

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

Aegon Annual Report on Form 20-F 2019

282	Consolidated financial statements of Aegon N.V. Note 44

44 Fair value

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

Aegon Annual Report on Form 20-F 2019

283	Consolidated financial statements of Aegon N.V. Note 44

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2019
Assets carried at fair value
Available-for-sale
Shares	92	160	157	409
Debt securities	25,528	56,317	1,074	82,918
Money market and other short-term instruments	1,255	3,914	-	5,169
Other investments at fair value	-	426	482	908

	26,875	60,817	1,712	89,404

Fair value through profit or loss
Shares	106	306	1,401	1,813
Debt securities	204	3,727	4	3,934
Money market and other short-term instruments	19	139	-	158
Other investments at fair value	1	1,125	2,049	3,175
Investments for account of policyholders 1)	120,271	103,712	1,805	225,788
Derivatives	96	11,006	56	11,157
Investments in real estate	-	-	2,901	2,901
Investments in real estate for policyholders	-	-	586	586

	120,696	120,014	8,802	249,512

Revalued amounts
Real estate held for own use	-	-	208	208

	-	-	208	208

Total assets at fair value	147,571	180,831	10,722	339,124

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	59,759	197	59,956
Borrowings 3)	-	461	-	461
Derivatives	59	8,476	3,081	11,616
Total liabilities at fair value	59	68,696	3,278	72,033
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Aegon Annual Report on Form 20-F 2019

284	Consolidated financial statements of Aegon N.V. Note 44

	Level I	Level II	Level III	Total 2018
Assets carried at fair value
Available-for-sale
Shares	82	155	241	478
Debt securities	24,652	51,446	1,242	77,340
Money market and other short-term instruments	1,427	4,528	-	5,955
Other investments at fair value	-	409	493	902
	26,160	56,538	1,976	84,675

Fair value through profit or loss
Shares	217	239	1,226	1,682
Debt securities	1,868	2,028	17	3,913
Money market and other short-term instruments	17	335	-	352
Other investments at fair value	1	1,272	1,376	2,649
Investments for account of policyholders 1)	103,977	87,893	1,871	193,741
Derivatives	53	7,527	35	7,615
Investments in real estate	-	-	2,700	2,700
Investments in real estate for policyholders	-	-	612	612
	106,134	99,295	7,837	213,266

Revalued amounts
Real estate held for own use	-	-	263	263
	-	-	263	263

Total assets at fair value	132,294	155,833	10,077	298,204

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	49,641	206	49,847
Borrowings 3)	-	536	-	536
Derivatives	93	4,648	2,489	7,230
Total liabilities at fair value	93	54,824	2,695	57,613
[1]	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2019		Total 2018
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale
Debt securities	12	3	-	-
	12	3	-	-

Fair value through profit or loss
Shares	8	8	3	1
Investments for account of policyholders	-	8	-	(4)
	8	16	3	(3)
Total assets at fair value	20	19	3	(3)

Total Liabilities carried at fair value	-	-	-	-

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Aegon Annual Report on Form 20-F 2019

285	Consolidated financial statements of Aegon N.V. Note 44

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

Assets carried at fair value	At January 1, 2019	Acquisitions through business combinations	Disposal of a business	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange difference	Reclassification	Transfers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	At December 31, 2019	Total unrealized gains and (losses) for the period recorded in the P&L for instruments held at December 31, 2019 [3]
Available-for-sale
Shares	241	-	-	-	(5)	22	(100)	-	4	2	-	(7)	-	157	-
Debt securities	1,242	-	-	3	21	319	(317)	(68)	19	(2)	52	(195)	-	1,074	-
Money markets and other short-term instruments	-	-	-	-	-	1,061	(855)	(103)	-	-	126	(229)	-	-	-
Other investments at fair value	493	-	-	(100)	(56)	183	(25)	(23)	9	-	-	-	-	482	-
	1,976	-	-	(97)	(40)	1,584	(1,297)	(194)	32	1	178	(431)	-	1,712	-

Fair value through profit or loss
Shares	1,226	-	-	72	-	368	(266)	-	1	-	-	-	-	1,401	62
Debt securities	17	-	-	(1)	-	1	(12)	(1)	-	(1)	-	-	-	4	-
Other investments at fair value	1,376	-	-	34	-	884	(268)	-	23	-	85	(86)	-	2,049	36
Investments for account of policyholders	1,871	-	-	45	-	435	(567)	-	20	-	-	-	-	1,805	86
Derivatives	35	-	-	19	-	35	(33)	-	-	-	-	-	-	56	20
Investments in real estate	2,700	-	-	317	-	206	(331)	-	9	-	-	-	-	2,901	2
Investments in real estate for policyholders	612	-	-	(18)	-	2	(43)	-	34	-	-	-	-	586	(27)
	7,837	-	-	468	-	1,931	(1,521)	(1)	88	(1)	85	(86)	-	8,802	179

Revalued amounts
Real estate held for own use	263	-	-	7	3	(5)	(62)	-	3	-	-	-	-	208	-
	263	-	-	7	3	(5)	(62)	-	3	-	-	-	-	208	-
Total assets at fair value	10,077	-	-	379	(37)	3,509	(2,880)	(194)	122	-	263	(517)	-	10,722	179

Liabilities carried at fair value
Investment contracts for account of policyholders	206	-	-	9	-	4	(23)	-	1	-	-	-	-	197	(10)
Derivatives	2,489	-	-	597	4	-	(22)	-	13	-	-	-	-	3,081	84
	2,695	-	-	605	4	4	(46)	-	15	-	-	-	-	3,278	75
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.

[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Aegon Annual Report on Form 20-F 2019

286	Consolidated financial statements of Aegon N.V. Note 44

Assets carried at fair value	At January 1, 2018	Acquisitions through business combinations	Disposal of a business	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange difference	Reclassification	Transfers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	At December 31, 2018	Total unrealized gains and (losses) for the period recorded in the P&L for instruments held at December 31, 2018 [3]
Available-for-sale
Shares	288	-	-	21	(12)	9	(77)	-	10	2	-	-	-	241	-
Debt securities	1,447	-	-	26	2	494	(76)	(452)	51	1	58	(310)	-	1,242	-
Other investments at fair value	583	-	-	(83)	(38)	125	(102)	(21)	25	3	-	-	-	493	-
	2,318	-	-	(36)	(48)	629	(255)	(473)	87	6	58	(310)	-	1,976	-

Fair value through profit or loss
Shares	604	-	-	104	-	541	(61)	1	1	36	-	-	-	1,226	105
Debt securities	4	-	-	(25)	-	37	-	-	-	-	-	-	-	17	(24)
Other investments at fair value	1,255	-	-	11	-	332	(307)	-	64	-	94	(72)	-	1,376	3
Investments for account of policyholders	1,784	130	-	76	-	537	(660)	-	3	-	-	-	-	1,871	35
Derivatives	57	-	-	57	-	-	(80)	-	-	-	-	-	-	35	59
Investments in real estate	2,147	-	-	261	-	474	(209)	-	27	-	-	-	-	2,700	202
Investments in real estate for policyholders	655	-	-	5	-	2	(43)	-	(7)	-	-	-	-	612	4
	6,506	130	-	490	-	1,924	(1,360)	-	90	36	94	(72)	-	7,837	383

Revalued amounts
Real estate held for own use	307	-	(1)	(19)	(39)	17	(10)	-	7	-	-	-	-	263	5
	307	-	(1)	(19)	(39)	17	(10)	-	7	-	-	-	-	263	5
Total assets at fair value	9,130	130	(1)	435	(87)	2,570	(1,624)	(472)	185	42	151	(382)	-	10,077	388

Liabilities carried at fair value
Investment contracts for account of policyholders	219	-	-	(10)	-	7	(14)	-	4	-	-	-	-	206	-
Derivatives	1,845	-	-	613	-	-	-	-	31	-	-	-	-	2,489	613
	2,064	-	-	604	-	7	(14)	-	35	-	-	-	-	2,695	614
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
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

During 2019, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 263 million (2018: EUR 151 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2019, Aegon transferred EUR 517 million (2018: EUR 382 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Aegon Annual Report on Form 20-F 2019

287	Consolidated financial statements of Aegon N.V. Note 44

Valuation techniques and significant unobservable inputs

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2019	Range (weighted average)	December 31, 2018	Range (weighted average)
Assets carried at fair value
Available-for-sale
Shares	Net asset value 3)	n.a.	119	n.a.	205	n.a.
	Other	n.a.	38	n.a.	36	n.a.
			157		241

Debt securities	Broker quote	n.a.	818	n.a.	985	n.a.
	Discounted cash flow	Credit spread	25	3.24%	17	3.38%
	Discounted cash flow	Constant Prepayment Rate	7	25.00%	-	-
	Discounted cash flow	Constant Prepayment Rate	30	7.82%	-	-
	Other	n.a.	193	n.a.	240	n.a.
			1,074		1,242
Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	435	6.5%	435	6.8%
Investment funds	Net asset value 3)	n.a.	14	n.a.	24	n.a.
Other	Other	n.a.	33	n.a.	34	n.a.
			482		493
At December 31			1,712		1,976

Fair value through profit or loss
Shares	Other	n.a.	1,401	n.a.	1,226	n.a.
Debt securities	Other	n.a.	4	n.a.	17	n.a.
			1,405		1,243

Other investments at fair value
Investment funds	Net asset value 3)	n.a.	1,984	n.a.	1,334	n.a.
Other	Other	n.a.	65	n.a.	42	n.a.
			2,049		1,376

Derivatives
Longevity swap	Discounted cash flow	Mortality	55	n.a.	33	n.a.
Other	Other	n.a.	-	n.a.	-	n.a.
			55		33

Real estate
	Direct capitalization			4.25% - 5.5%		4.25% - 7.5%
Investments in real estate	technique	Capitalization rate	580	(3.3%)	427	(4.4%)
	Appraisal value	n.a.	2,229	n.a.	2,150	n.a.
	Other	n.a.	92	n.a.	123	n.a.
			2,901		2,700
At December 31			6,410		5,352

Revalued amounts
	Direct capitalization			7.75% - 9.50%		8.25% - 9.50%
Real estate held for own use	technique	Capitalization rate	54	(9.0%)	53	(8.9%)
	Appraisal value	n.a.	108	n.a.	101	n.a.
	Other	n.a.	46	n.a.	108	n.a.
At December 31			208		263

Total assets at fair value 4)			8,330		7,592

Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	3,072	0.2% - 0.3% (0.24%)	2,484	0.25% - 0.40% (0.30%)
Longevity swap	Discounted cash flow	Mortality	9	n.a.	5	n.a.
Other	Other	n.a.	-	n.a.	-	n.a.
Total liabilities at fair value			3,081		2,489
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]

Not applicable (n.a.) has been included when the unobservable inputs are not developed by the Group and are not reasonably available. Refer to the section Fair value measurement in this note for a detailed description of Aegon’s methods of determining fair value and the valuation techniques.

[3]	Net asset value is considered the best approximation to the fair value of these financial instruments.
[4]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 1 million (2018: EUR 2 million).

Aegon Annual Report on Form 20-F 2019

288	Consolidated financial statements of Aegon N.V. Note 44

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

An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.

The table below presents the impact on a fair value measurement of a change in the own credit spread by 20 basis points included in the discount rate.

	December 31, 2019	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2018	Effect of reasonably possible alternative assumptions (+/-)
		Increase	Decrease		Increase	Decrease
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	3,072	158	(152)	2,484	131	(126)

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2019	Carrying amount December 31, 2019	Estimated fair value hierarchy			Total estimated fair value December 31, 2019
		Level I	Level II	Level III

Assets
Mortgage loans - held at amortized cost	37,750	-	1	42,566	42,567
Private loans - held at amortized cost	4,487	-	65	5,094	5,159
Other loans - held at amortized cost	2,353	45	2,080	228	2,353

Liabilities
Subordinated borrowings - held at amortized cost	2,207	1,560	855	-	2,416
Trust pass-through securities - held at amortized cost	136	-	144	-	144
Borrowings – held at amortized cost	8,845	1,728	30	7,565	9,322
Investment contracts - held at amortized cost	18,382	-	-	18,964	18,964

2018	Carrying amount December 31, 2018	Estimated fair value hierarchy			Total estimated fair value December 31, 2018
		Level I	Level II	Level III

Assets
Mortgage loans - held at amortized cost	36,240	-	1	39,757	39,758
Private loans - held at amortized cost	4,103	-	42	4,452	4,494
Other loans - held at amortized cost	2,310	13	2,064	233	2,310

Liabilities
Subordinated borrowings - held at amortized cost	1,389	1,355	-	-	1,355
Trust pass-through securities - held at amortized cost	133	-	128	-	128
Borrowings – held at amortized cost	11,525	1,570	28	10,287	11,885
Investment contracts - held at amortized cost	17,825	-	-	18,028	18,028

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

Aegon Annual Report on Form 20-F 2019

289	Consolidated financial statements of Aegon N.V. Note 44

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

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 91 million (2018: EUR 176 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

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

When broker quotes are not available, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, issue specific credit adjustments, indicative quotes from market makers and/or estimated cash flows.

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

Aegon Annual Report on Form 20-F 2019

290	Consolidated financial statements of Aegon N.V. Note 44

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

Aegon’s portfolio of debt securities can be subdivided into Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details of the valuation methodologies for these specific types of debt securities are described.

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

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 2.5% (December 31, 2018: 3.4%).

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

Tax credit investments

The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 6.5% (December 31, 2018: 6.8%).

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

Aegon Annual Report on Form 20-F 2019

291	Consolidated financial statements of Aegon N.V. Note 44

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

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.2% (2018: 0.3%).

Aegon Annual Report on Form 20-F 2019

292	Consolidated financial statements of Aegon N.V. Note 44

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

Aegon extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate of 3.65% in the Netherlands and 4.25% in the US from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (EUR, USD and GBP) is set at 30 years.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 36 Guarantees in insurance contracts for more details about Aegon’s guarantees.

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

Aegon Annual Report on Form 20-F 2019

293	Consolidated financial statements of Aegon N.V. Note 44

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

	2019		2018
	Trading	Designated	Trading	Designated
Investments for general account	277	8,803	174	8,424
Investments for account of policyholders	-	225,788	-	193,741
Derivatives with positive values not designated as hedges	10,634	-	7,181	-
Total financial assets at fair value through profit or loss	10,910	234,591	7,355	202,165

Investment contracts for account of policyholders	-	59,956	-	49,847
Derivatives with negative values not designated as hedges	11,175	-	6,935	-
Borrowings	-	461	-	536
Total financial liabilities at fair value through profit or loss	11,175	60,417	6,935	50,383

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

Aegon has certain insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement. The Group has elected to designate the investments backing those liabilities at fair value through profit or loss, as a classification of available-for-sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net income (accounting mismatch).

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

Borrowings

Borrowings designated as at fair value through profit or loss includes financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives (refer to note 37 Borrowings).

Aegon Annual Report on Form 20-F 2019

294	Consolidated financial statements of Aegon N.V. Note 45

Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2019		2018
	Trading	Designated	Trading	Designated
Net gains and (losses)	21,020	13,574	(4,584)	(7,356)

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

Refer to note 37 Borrowings for the impact of Aegon’s own credit spread on the fair value of the borrowings designated at fair value through profit or loss.

45 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2020. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2019		2018
	Purchase	Sale	Purchase	Sale
Real estate	168	3	156	66
Mortgage loans	859	79	3,187	67
Private loans	394	-	1,224	-
Other	1,824	-	2,222	-

Aegon has committed itself, through certain subsidiaries, to invest in real estate, private loans, mortgage loans and receivables and investment funds.

Real estate commitments represent the committed pipeline of investments in real estate projects. The sale of real estate relates to properties that are under contract to be sold as per December 31, 2019.

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

Future lease payments

	< 1 year amounts	1 < 2 years amounts	2 < 3 years amounts	3 < 4 years amounts	4 < 5 years amounts	> 5 years amounts
2019
Operating lease rights	49	42	32	26	19	47

	< 1 year amounts	1 - 5 years amounts	> 5 years amounts
2018

Operating lease obligations	73	144	169
Operating lease rights	50	127	52

The operating lease rights relate to non-cancellable commercial property leases.

Aegon Annual Report on Form 20-F 2019

295	Consolidated financial statements of Aegon N.V. Note 45

Other commitments and contingencies

	2019	2018
Guarantees	380	437
Standby letters of credit	12	12
Share of contingent liabilities incurred in relation to interests in joint ventures	14	49
Other guarantees	13	14
Other commitments and contingent liabilities	7	7

Guarantees include those guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States, which mostly can be called upon immediately. Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

Contractual obligations

In March 2019, affiliates of Transamerica Corporation entered into a series of agreements with Long Term Care Group (LTCG), an independent third party administrator, to transfer the administration and claims management of its long term care insurance business line. The transaction enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its long term care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to LTCG. These fees represents compensation for administering Transamerica’s long term care product line including new business, policyholder service, claims processing and care management. The agreement also contains a termination clause in which case Transamerica – subject to certain limitations – agrees to compensate LTCG, on a specified schedule, for early termination.

In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (‘TCS’) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The collaboration enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. Over the course of the multi-year contract, Transamerica will pay more than USD 2 billion to TCS. These fees represent compensation for administering Transamerica’s over 10 million policies and are driven by both new business and policies already in force. In addition, this commitment includes remaining transition and conversion charges of approximately USD 107 million (period 2020-2022) as well as administrative, IT and finance service fees which are contingent on TCS meeting specified milestones in the underlying agreement with Transamerica. The agreement also contains a termination clause in which case Transamerica – subject to certain limitations – agrees to compensate TCS, on a specified schedule, for early termination.

Transamerica Corporation, a wholly-owned subsidiary of Aegon N.V., previously had a parental guarantee to TLIC Riverwood Reinsurance, Inc. (TRRI), an affiliated captive reinsurer, for the cash payments required fulfilling reinsurance payments to Transamerica Life Insurance Company, to the extent that the assets in the captive (TRRI) are not sufficient to cover reinsurance obligations. As of December 31, 2018, this amounted to EUR 1,892 million (2017 EUR: 1,793 million). In 2019, the parental guarantee was cancelled resulting in a EUR 0 balance.

In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd (Atos) to service and administer its Existing Business (non-Platform customers). The agreement is a 15-year contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on 1 June 2019 as planned. At year-end 2019, outstanding transition and conversion charges are estimated to amount to approximately GBP 60 million, which are expected to be recorded over the next two years, with fixed payments to Atos defined in the agreement and subject to completion of milestones which have been agreed with Aegon UK.

On October 31, 2017 Aegon the Netherlands sold its shares in Unirobe Meeùs Groep (UMG) for EUR 295 million to Aon Groep Nederland. Under the share purchase agreement between Aegon Nederland and the buyer, Aegon the Netherlands indemnifies and holds the buyer and its group (including UMG) harmless for and against any damage suffered or incurred which is the result of the Unit Linked Insurances Claims until 2027 with respect to Unit Linked Policies in the portfolio of UMG prior to 1 January 2017. The aggregate liability for Aegon the Netherlands is maximized at an amount equal to the purchase price.

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

Aegon Annual Report on Form 20-F 2019

296	Consolidated financial statements of Aegon N.V. Note 45

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2019, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 2,249 million (2018: EUR 3,469 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 10 million (2018: EUR 60 million); as of that date no amounts had been drawn, or were due under these facilities;

◆	Due and punctual payment of payables under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2019 amounted to EUR 1,666 million (2018: EUR 3,164 million). As of that date no amounts had been drawn, or were due under letter of credit facilities.

◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 1,449 million (2018: EUR 614 million); and

◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2019.

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

Aegon subsidiaries regularly receive inquiries from local regulators and policyholder advocates in various jurisdictions, including the United States, the Netherlands, Poland and the United Kingdom. In some cases, Aegon subsidiaries have modified business practices in response to inquiries or findings of inquiries. Regulators may seek fines or penalties, or changes to the way Aegon operates.

Due to the geographic spread of its business, Aegon Group may be subject to tax audits or litigation in various jurisdictions. Although uncertainties are provided for adequately in the tax position, the ultimate outcome of the tax audits of litigation may result in an outcome that differs from the amounts provided for.

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

Aegon Annual Report on Form 20-F 2019

297	Consolidated financial statements of Aegon N.V. Note 45

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

Proceedings in which Aegon is involved

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. In one such class action against Aegon’s subsidiary pending in the US federal district court for the Central District of California, the parties agreed to settle the case which resulted in a net charge to the income statement for 2018 of USD 166 million. In January 2019, a court approved the aforementioned settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. Resolution of this class action ended a number of other related cases, including several other class actions. At this time it is impracticable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any, of the remaining MDR increase related litigation, as the potential financial impacts are dependent both on the outcomes of court proceedings and future developments in financial markets and mortality. If decided adversely to Aegon, these claims could have a material adverse effect on Aegon’s business, results of operations, and financial position.

Unclaimed property administrators and state insurance regulators performed examinations and multi-state examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Aegon subsidiaries, like other major US insurers, entered into resolutions with state treasurers and insurance regulators regarding unclaimed property and claims settlement practices. As of December 2019, there remained a provision of USD 25 million for unclaimed property obligations, which is management’s best estimate of the still-outstanding exposure. The final amount may vary based on subsequent regulatory review.

Aegon’s US-based subsidiaries may face employment-related lawsuits from time to time. For example, several US-based Aegon subsidiaries have been named in a class action alleging that the business model inappropriately characterizes distributors as independent contractors instead of employees. Depending on the outcome, these lawsuits, along with similar claims against other companies, as well as regulatory action could necessitate a change in the distribution model and could result in significant settlements or judgments.

A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. That dispute was resolved in Delaware court for USD 235 thousand plus interest in 2010. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian trial court issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment interest of approximately USD 120 million. On appeal this decision was reversed on procedural grounds and remanded back to the trial court which ruled to dismiss the case; however, the Plaintiff appealed the trial court’s ruling. The appeal is still pending. Aegon has no material assets located in Nigeria.

In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. Aegon faces a significant number of these cases. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. As of 2019, a provision of EUR 14 million remains, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.

Aegon Annual Report on Form 20-F 2019

298	Consolidated financial statements of Aegon N.V. Note 46

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

Securities leasing products (‘aandelenlease producten’) have also been the subject of litigation in the Netherlands. Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products was not properly licensed. In July 2016, consumer interest group Platform Aandelenlease filed a claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. In February 2020, the Court of Appeal rejected all claims filed by Platform Aandelenlease against Aegon Bank. Platform Aandelenlease may appeal in cassation against this ruling. In addition, Aegon is involved in claims for compensation and the cancellation or nullification of contracts concerning the Vliegwiel product, a variation on securities leasing products. Currently, proceedings are pending before the Dutch courts and the Complaint Institute for Financial Services (‘Klachteninstituut Financiële Dienstverlening’), with numerous cases having been initiated by Leaseproces B.V. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

46 Transfers of financial assets

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

Aegon Annual Report on Form 20-F 2019

299	Consolidated financial statements of Aegon N.V. Note 46

46.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2019
				Financial assets at fair
	Available-for-sale financial assets			value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	144	3,127	20	161
Carrying amount of associated liabilities	155	3,304	21	4

	2018
	Available-for-sale financial assets			Financial assets at fair value through profit or loss
				Investments for account
	Shares	Debt securities	Debt securities	of policyholders
Carrying amount of transferred assets	81	3,310	404	249
Carrying amount of associated liabilities	91	3,396	416	69

Securities lending and repurchase activities

The table above includes financial assets that have been transferred to another party under securities lending and repurchase activities.

Aegon retains substantially all risks and rewards of those transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets. Non-cash collateral is not recognized in the statement of financial position. Cash collateral is recorded on the statement of financial position as an asset and an offsetting liability is established for the same amount as Aegon is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned. Refer to note 46.3 Assets accepted and note 46.4 Assets pledged for an analysis of collateral accepted and pledged in relation to securities lending and repurchase agreements.

46.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirety as per year-end 2019 and 2018.

46.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2019	2018

Carrying amount of transferred financial assets	2,734	3,718
Fair value of cash collateral received	2,146	2,480
Fair value of non-cash collateral received	780	1,356
Net exposure	(192)	(117)

Non-cash collateral that can be sold or repledged in the absence of default	618	1,171
Non-cash collateral that has been sold or transferred	-	-

Aegon Annual Report on Form 20-F 2019

300	Consolidated financial statements of Aegon N.V. Note 46

Reverse repurchase agreements	2019	2018

Cash paid for reverse repurchase agreements	4,980	2,195
Fair value of non-cash collateral received	5,003	2,224
Net exposure	(23)	(29)

Non-cash collateral that can be sold or repledged in the absence of default	4,640	1,740
Non-cash collateral that has been sold or transferred	-	-

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

46.4 Assets pledged

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

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2019	2018

General account (contingent) liabilities	2,664	4,844
Collateral pledged	3,726	6,694
Net exposure	(1,061)	(1,849)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2019	2018

Cash received on repurchase agreements	719	322
Collateral pledged (transferred financial assets)	718	325
Net exposure	-	(3)

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 5.5 billion (2018: EUR 6 billion) has been pledged as security for notes issued (refer to note 37 Borrowings). In addition, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2.4 billion (2018: EUR 1.4 billion).

Aegon Annual Report on Form 20-F 2019

301	Consolidated financial statements of Aegon N.V. Note 47

47 Offsetting, enforceable master netting arrangements and similar agreements

The following table only includes financial positions for which there is a recognized corresponding position that could be offset under a legally enforceable master netting arrangement or similar agreement. Aegon also enters into collateralized (reverse) repo or security lending and borrowing transaction, for which the collateral is not recognized on the balance sheet. For further information on the financial positions resulting from such transactions please refer to note 46. The table provides details relating to the effect, or potential effect, of netting arrangements, including rights to set-off, associated with the entity’s recognized financial assets and recognized financial liabilities.

Financial assets subject		Gross amounts of	Net amounts of	Related amounts not set off in the
to offsetting, enforce-		recognized financial	financial assets	statements of financial position
able master netting	Gross amounts of	liabilities set off in	presented in the		Cash collateral
arrangements and	recognized	the statement of	statement of	Financial	received (excluding	Net
similar agreements	financial assets	financial position	financial position	instruments	surplus collateral)	amount

2019

Derivatives	11,220	-	11,220	8,261	2,837	122
At December 31	11,220	-	11,220	8,261	2,837	122

2018

Derivatives	7,650	-	7,650	4,840	2,689	120
At December 31	7,650	-	7,650	4,840	2,689	120

Financial liabilities		Gross amounts of	Net amounts of	Related amounts not set off in the
subject to offsetting,		recognized financial	financial liabilities	statements of financial position
enforceable master	Gross amounts of	assets set off in the	presented in the		Cash collateral
netting arrangements	recognized	statement of	statement of	Financial	pledged (excluding	Net
and similar agreements	financial liabilities	financial position	financial position	instruments	surplus collateral)	amount

2019

Derivatives	8,556	-	8,556	8,433	43	80
At December 31	8,556	-	8,556	8,433	43	80

2018

Derivatives	4,734	-	4,734	4,705	7	22
At December 31	4,734	-	4,734	4,705	7	22

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2019 and 2018.

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

48 Business combinations

Acquisitions

2019

There were no significant acquisitions in 2019.

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

Aegon Annual Report on Form 20-F 2019

302	Consolidated financial statements of Aegon N.V. Note 48

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

Divestments/Disposals

2019

On January 29, 2020, Aegon completed the sale of its 50% stake in the variable annuity joint ventures in Japan. The sale was announced on May 17, 2019. The total cash proceeds are EUR 153 million (JPY 18.75 billion). The divestment will not have a material impact on Aegon’s capital position and is expected to lead to an IFRS gain of EUR 51 million. This divestment has no material impact on underlying earnings before tax going forward.

On January 8, 2019, Aegon completed the sale of its businesses in Czech Republic and Slovakia. The businesses consisted mainly of unit linked life insurance coverage, term life products and pension reserves. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 70 million, which were reflected in other income. As a consequence of the transaction, annual income before tax and underlying earnings before tax have decreased. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million.

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

Aegon Annual Report on Form 20-F 2019

303	Consolidated financial statements of Aegon N.V. Note 49

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

49 Group companies

Subsidiaries

The principal subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, pensions, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

Americas

◆	Transamerica Corporation, Wilmington, Delaware (United States);

◆	Transamerica Casualty Insurance Company, Columbus, Ohio (United States);

◆	Transamerica Financial Life Insurance Company, Harrison, New York (United States);

◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States);

◆	Transamerica Premier Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

◆	Aegon Bank N.V., The Hague;

◆	Aegon Hypotheken B.V., The Hague;

◆	Aegon Levensverzekering N.V., The Hague;

◆	Aegon Schadeverzekering N.V., The Hague;

◆	Aegon Spaarkas N.V., The Hague;

◆	Aegon Cappital B.V., Groningen

◆	Salus Holding B.V., Zaandam;

◆	TKP Pensioen B.V., Groningen;

◆	Nedasco B.V., Amersfoort;

United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;

◆	Aegon Investments Ltd., London;

Aegon Annual Report on Form 20-F 2019

304	Consolidated financial statements of Aegon N.V. Note 49

◆	Scottish Equitable plc, Edinburgh;

◆	Cofunds Limited, London.

Southern and Eastern Europe

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Aegon Hungary Composite Insurance Co.);

◆	Aegon Towarzystwo Ubezpieczeñ na Życie Spółka Akcyjna, Warsaw (Aegon Poland Life);

◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.);

◆	Aegon Emeklilik ve Hayat A.Ş., Istanbul (Aegon Turkey);

◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.);

◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain);

◆	Aegon Administracion y Servicios A.I.E., Madrid (Spain);

◆	Aegon Activos A.V., S.A., Madrid (Spain);

◆	Aegon Mediacion, S.L.U, Madrid (Spain).

Asia

◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda).

Asset Management

◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands);

◆	Aegon Custody B.V., The Hague (The Netherlands);

◆	Aegon Asset Management Pan-Europe B.V., The Hague (The Netherlands);

◆	Kames Capital plc, Edinburgh (United Kingdom);

◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States);

◆	Aegon USA Realty Advisors, LLC, Des Moines (United States);

◆	Aegon Magyarország Befektetési Alapkezelő Zártkörűen Működő Részvénytársaság (Aegon Hungary Asset Management Company ZrtA), Budapest (Hungary);

◆	Aegon Investment Management B.V, The Hague (The Netherlands);

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Joint ventures

The principal joint ventures are listed by geographical segment. The voting power in these joint ventures is equal to the shareholdings.

Americas

◆	Akaan-Aegon, S.A.P.I. de C.V., Mexico City (Mexico) (50%).

The Netherlands

◆	AMVEST Vastgoed B.V., Utrecht (50%).

Southern and Eastern Europe

◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%);

◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%);

◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain) (50%);

◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%);

◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%).

Asia

◆	Aegon Sony Life Insurance Co., Tokyo (Japan) (50%); (Sold as of January 29, 2020)

◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%);

◆	SA Reinsurance Ltd, Hamilton (Bermuda) (50%);

◆	Aegon Life Insurance Co. ltd (India) (49%).

Aegon Annual Report on Form 20-F 2019

305	Consolidated financial statements of Aegon N.V. Note 50

Asset Management

◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China) (49%).

Refer to note 25 Investments in joint ventures and associates for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment. The voting power in these associates is equal to the shareholdings.

Americas

◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (50%).

Asset Management

◆	La Banque Postale Asset Management, Paris (France) (25%).

Refer to note 25 Investments in joint ventures and associates for further details on these investments.

50 Related party transactions

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

On December 23, 2019 Aegon N.V. repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40th of the Value Weight Average Price of the common shares on the five trading days preceding this transaction. The repurchase of common shares B was executed to align the shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

On May 17, 2019, Vereniging Aegon exercised its options rights to purchase 1,773,680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 17, 2019, in connection with the Long Term Incentive Plans for senior management.

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

On December 19, 2017 Aegon N.V. repurchased 13,042,592 common shares B from Vereniging Aegon for the amount of EUR 1,725,169 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon N.V. in October 2017 to neutralize the dilutive effect of the distribution of final dividend 2016 in stock and interim dividend 2017 in stock.

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

Aegon Annual Report on Form 20-F 2019

306	Consolidated financial statements of Aegon N.V. Note 50

Remuneration of members of the Supervisory Board, Executive Board and Key Management

The following table includes the expenses for remuneration, with amounts reflective of time spent on the Board.

Remuneration expenses	2019	2018	2017
Supervisory Board	1.0	1.0	1.1
Executive Board	5.8	6.3	5.3
Key Management	26.4	21.5	19.4
In fixed compensation	14.5	9.4	8.5
In cash based variable compensation	3.6	3.6	3.1
In share based variable compensation	3.2	3.3	3.1
In pension contributions	3.9	4.3	3.7
In other benefits	1.2	0.9	0.9

In 2019 the fixed compensation amount of the Key Management included EUR 717 thousand in severance payments. The Key Management consists of all members of the Supervisory Board, Executive Board and Management Board (see the chapter Composition of the Boards for more details).

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the Remuneration report.

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2019 by Mr. Wynaendts amount to 544,914 (2018: 494,779) and by Mr. Rider to 42,972 (2018: 20,462). The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for either Mr. Wynaendts or Mr. Rider.

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2019	2018

Robert W. Dineen (up to October 11, 2019)	-	10,000
Ben J. Noteboom	23,500	23,500
Ben van der Veer	1,450	1,450
Dona D. Young	13,260	13,260
Total	38,210	48,210

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for the members of the Supervisory Board.

Aegon Annual Report on Form 20-F 2019

307	Consolidated financial statements of Aegon N.V. Note 51

51 Events after the reporting period

On January 29, 2020, Aegon announced the completion of the sale of its 50% stake in the Japanese variable annuity joint ventures, Aegon Sony Life Insurance Co. and SA Reinsurance Ltd., to partner Sony Life. The proceeds of the sale amounted to EUR 153 million and the book gain amounted to EUR 51 million.

On February 3, 2020, Aegon’s subsidiary in the Americas, Transamerica accepted an offer to sell the Transamerica Pyramid property in San Francisco for a consideration of EUR 635 million (USD 711 million). The sale is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing significant disruption to society, impacting Aegon, its employees, suppliers and customers worldwide.

Financial markets have been severely impacted by significant decreases in interest rates, equity markets and commodity prices and by credit spreads widening. Governments and central banks worldwide are responding to this crisis with aid packages and further quantitative easing. At the date of this report the depth and length of this crisis is unknown.

The Company is continuously monitoring the market and economic turbulence that has arisen as a consequence of the COVID-19 outbreak, and its impact on Aegon. The most significant risks Aegon faces are related to financial markets (particularly credit, equity and interest rates), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). The notes to Aegon’s financial statements include elaborate descriptions and related financial market sensitivities. Aegon continues to monitor claim activity, including mortality and morbidity claims, and policyholder behavior. At the date of this report it is too early to tell what the impact of the COVID-19 crisis is on Aegon’s underwritings results and Aegon’s long term underwriting and economic assumptions, if any.

Because of the far-reaching measures governments around the world are taking to control the impact of this pandemic we expect the sale of new business to be impacted by these measures. At the date of this report it remains too early to tell what the impact of these measures will be on Aegon’s sales. Lower interest rates are also likely to impact the profitability of Aegon’s sales depending on the market response. Aegon has invoked its business continuity plans to help ensure the safety and well-being of its staff, as well as its capability to support its customers and maintain its business operations, while maintaining our financial and operational resilience.

The Hague, the Netherlands, March 18, 2020

Supervisory Board	Executive Board

William L. Connelly	Alexander R. Wynaendts
Mark A. Ellman	Matthew J. Rider
Ben J. Noteboom
Ben van der Veer
Corien M. Wortmann-Kool
Dona D. Young

Aegon Annual Report on Form 20-F 2019

308	Consolidated financial statements of Aegon N.V. Note 51

This page has been intentionally left blank.

Aegon Annual Report on Form 20-F 2019

309

Financial statements of Aegon N.V.

310	Income statement of Aegon N.V.
311	Statement of financial position of Aegon N.V.

Notes to the financial statements

312	1 General information
312	2 Significant accounting policies
312	3 Investment income
312	4 Results from financial transactions
313	5 Commissions and expenses
313	6 Interest charges and related fees
313	7 Income tax
313	8 Shares in group companies
314	9 Loans to group companies
314	10 Receivables
314	11 Other current assets
314	12 Share capital
316	13 Shareholders’ equity
319	14 Other equity instruments
320	15 Subordinated borrowings
321	16 Long-term borrowings
321	17 Current liabilities
321	18 Commitments and contingencies
321	19 Number of employees
321	20 Auditor’s remuneration
321	21 Events after the reporting period
322	22 Proposal for profit appropriation

Other information

323	Profit appropriation
324	Major shareholders

Other financial information

327	Schedule I
328	Schedule II
330	Schedule III
332	Schedule IV
333	Schedule V

334	Auditor’s report on the Annual Report on Form 20-F

Aegon Annual Report on Form 20-F 2019

310	Financial statements of Aegon N.V.

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2019	2018
Income
Investment Income	3	47	77
Total revenues		47	77
Results from financial transactions	4	(15)	(1)
Total income		32	76

Charges
Commissions and expenses	5	74	82
Interest charges and related fees	6	139	118
Total charges		213	200

Income before tax		(181)	(124)
Income Tax	7	40	2
Income after tax		(141)	(122)
Net income/(loss) group companies	8	1,379	832
Net income / (loss)		1,239	710

Aegon Annual Report on Form 20-F 2019

311	Financial statements of Aegon N.V.

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2019	2018 1)
Non-current assets
Financial fixed assets
Shares in group companies	8	25,045	22,143
Loans to group companies	9	1,337	2,487
		26,382	24,630

Current assets
Receivables
Receivables from group companies	10	112	35
Other receivables	10	175	137
Other current assets	11	124	137
Accrued interest and rent		13	16
		424	325

Cash and cash equivalents
Cash and cash equivalents		1,032	1,231
Total assets		27,838	26,186

Shareholders’ equity
Share capital	12	323	322
Paid-in surplus	13	7,213	7,486
Revaluation account	13	6,116	3,540
Legal reserves – foreign currency translation reserve	13	426	130
Legal reserves in respect of group companies	13	1,703	1,326
Retained earnings, including treasury shares	13	7,227	7,536
Remeasurement of defined benefit plans of group companies	13	(2,397)	(1,850)
Net income / (loss)	13	1,239	710
		21,850	19,200
Other equity instruments	14	2,571	3,320
Total equity		24,421	22,520

Provisions
Deferred tax liability		-	10
		-	10

Non-current liabilities
Subordinated borrowings	15	1,403	1,389
Long-term borrowings	16	1,257	1,292
		2,660	2,681

Current liabilities	17
Short term deposits		-	82
Loans from group companies		6	9
Payables to group companies		484	582
Other current liabilities		236	271
Accruals and deferred income		31	31
		757	975
Total liabilities		3,417	3,666
		‘
Total equity and liabilities		27,838	26,186

[1]

Amounts have been restated to reflect voluntary changes in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.1.2 Voluntary changes in accounting policies in the consolidated notes for details about this change.

Aegon Annual Report on Form 20-F 2019

312	Notes to the financial statements of Aegon N.V. Note 1

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 23,000 people worldwide (2018: over 26,000).

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

3 Investment income

	2019	2018
Interest income from intercompany loans	51	66
Interest income from derivatives	(4)	11
Total Investment Income	47	77

4 Results from financial transactions

	2019	2018
Results from financial transactions comprise:
Net fair value change of derivatives	(22)	(8)
Net foreign currency gains and (losses)	3	3
Net fair value change on borrowings and other financial liabilities	4	4
Total	(15)	(1)

Net fair value change of derivatives mostly comprises of Fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

Aegon Annual Report on Form 20-F 2019

313	Notes to the financial statements of Aegon N.V. Note 5

5 Commissions and expenses

	2019	2018
Employee expenses	88	83
Administration expenses	77	79
Cost sharing to group companies	(91)	(80)
Total	74	82

6 Interest charges and related fees

	2019	2018
Subordinated borrowings	80	63
Borrowings	57	55
Other	2	-
Total	139	118

7 Income tax

	2019	2018
Current Tax
Current Tax	40	2
Income tax for the period (income) / charge	40	2

Reconciliation between standard and effective tax
Income before tax	(181)	(124)
Tax on income on Dutch corporate income tax rate	45	31

Differences due to the effect of:
Non deductible expenses	(6)	(5)
Adjustments prior year	-	(24)
Total	40	2

8 Shares in group companies

	2019	2018
At January 1	22,143	23,117
Restated opening balance 1)	(44)	(22)
At January 1 (restated)	22,099	23,095
Capital contributions and acquisitions	231	97
Divestments and capital repayments	(6)	(23)
Dividend received	(872)	(702)
Net income / (loss) for the financial year	1,379	831
Revaluations	2,214	(1,157)
At December 31	25,045	22,143

[1]

See in consolidated financial statements note 2.1.1 for details about the impact of adopting IFRS 16 on Leases and note 2.1.2 for details about the impact of voluntary change in accounting policy on Liability Adequacy Testing

For a list of names and locations of the most important group companies, refer to note 49 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

Aegon Annual Report on Form 20-F 2019

314	Notes to the financial statements of Aegon N.V. Note 9

9 Loans to group companies

	2019	2018
At January 1	2,487	2,690
Additions / (repayments)	(1,194)	(333)
Other changes	45	131
At December 31	1,337	2,487

Current	957	2,427
Non-current	380	60

The other changes in Loans to group companies mainly relate to currency exchange rate fluctuations.

10 Receivables

Receivables from group companies and other receivables have a maturity of less than one year.

Other receivables include an income tax receivable of EUR 134 million (2018: EUR 88 million). Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal unit are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

11 Other current assets

Other current assets include derivatives with positive fair values of EUR 120 million (2018: EUR 134 million).

12 Share capital

Issued and outstanding capital	2019	2018
Common shares	253	251
Common shares B	70	70
Total share capital	323	322

Common shares	2019	2018
Authorized share capital	720	720
Number of authorized shares (in million)	6,000	6,000
Par value in cents per share	12	12

Common shares B	2019	2018
Authorized share capital	360	360
Number of authorized shares (in million)	3,000	3,000
Par value in cents per share	12	12

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

On December 23, 2019 Aegon N.V. repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40th of the Value Weight Average Price of the common shares on the five trading days preceding this transaction. The repurchase of common shares B was executed to align the shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

Aegon Annual Report on Form 20-F 2019

315	Notes to the financial statements of Aegon N.V. Note 12

On May 17, 2019, Vereniging Aegon exercised its options rights to purchase 1,773,680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 17, 2019, in connection with the Long Term Incentive Plans for senior management.

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B
	Number of shares		Number of shares
	(thousands)	Total amount	(thousands)	Total amount
At January 1, 2018	2,095,648	251	585,022	70
Dividend	-	-	-	-
At December 31, 2018	2,095,648	251	585,022	70
Dividend	9,491	1	-	-
At December 31, 2019	2,105,139	253	585,022	70

The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of	Weighted average number of
	common shares (thousands)	common shares B (thousands)
2018	2,095,648	585,022
2019	2,098,326	585,022

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

Board remuneration

Detailed information on remuneration of active and retired members of the Executive Board including their share plans, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 50 Related party transactions to the consolidated financial statements of the Group and in the remuneration report on page 54.

Aegon Annual Report on Form 20-F 2019

316	Notes to the financial statements of Aegon N.V. Note 13

13 Shareholders’ equity

	Share capital	Paid- in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net income/(loss)	Total
At January 1, 20191)	322	7,486	3,540	130	1,326	7,872	(1,850)	(337)	710	19,200
Mandatory change in accounting policy	-	-	-	-	-	(44)	-	-	-	(44)
At January 1, 2019 (restated)	322	7,486	3,540	130	1,326	7,828	(1,850)	(337)	710	19,156

Net income 2018 retained	-	-	-	-	-	710	-	-	(710)	-
Net income 2019	-	-	-	-	-	-	-	-	1,239	1,239
Total net income / (loss)	-	-	-	-	-	710	-	-	529	1,239

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-		296	-	-	(25)	-	-	271
Changes in revaluation subsidiaries	-	-	2,460	-	-	-	-	-	-	2,460
Changes in revaluation reserve real estate held for own use	-	-	(28)	-	-	25				(3)
Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(522)	-	-	(522)
Changes and transfer to legal reserve	-	-	143	-	377	(509)	-	-	-	11
Other	-	-	-	-	-	15	-	-	-	15
Other comprehensive income / (loss)	-	-	2,576	296	377	(469)	(547)	-	-	2,234

Shares issued	1	-	-	-	-	-	-	-	-	1
Dividends paid on common shares	-	(273)	-	-	-	(309)	-	-	-	(583)
Issuance and purchase of treasury shares	-	-	-	-	-	(86)	-	56	-	(30)
Issuance and redemption of other equity instruments	-	-	-	-	-	(81)	-	-	-	(81)
Coupons on perpetual securities	-	-	-	-	-	(88)	-	-	-	(88)
Incentive plans	-	-	-	-	-	2	-	-	-	2
At December 31, 2019	323	7,213	6,116	426	1,703	7,508	(2,397)	(281)	1,239	21,850

[1]

See in consolidated financial statements note 2.1.1 for details about the impact of adopting IFRS 16 on Leases and note 2.1.2 for details about the impact of voluntary change in accounting policy on Liability Adequacy Testing

Aegon Annual Report on Form 20-F 2019

317	Notes to the financial statements of Aegon N.V. Note 13

	Share capital	Paid- in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net income/(loss)	Total
At January 1, 2018	322	7,731	5,017	(401)	1,122	6,022	(1,669)	(325)	2,469	20,287
Changes in accounting policies related to liability adequancy testing	-	-	(22)	-	-	-	-	-	-	(22)
At January 1, 2018 (restated) 1)	322	7,731	4,995	(401)	1,122	6,022	(1,669)	(325)	2,469	20,265

Net income 2017 retained	-	-	-	-	-	2,469	-	-	(2,469)	-
Net income 2018	-	-	-	-	-	-	-	-	710	710
Total net income / (loss)	-	-	-	-	-	2,469	-	-	(1,759)	710

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	531	-	-	(32)	-	-	499
Changes in revaluation subsidiaries	-	-	(1,462)	-	-	-	-	-	-	(1,462)
Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(150)	-	-	(150)
Changes and transfer to legal reserve	-	-	7	-	204	(202)	-	-	-	9
Other	-	-	-	-	-	(3)	-	-	-	(3)
Other comprehensive income / (loss)	-	-	(1,455)	531	204	(205)	(182)	-	-	(1,108)

Dividend common shares	-	(244)	-	-	-	(329)	-	-	-	(573)
Dividend withholding tax reduction	-	-	-	-	-	1	-	-	-	1
Treasury shares	-	-	-	-	-	26	-	(12)	-	14
Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	-	-	-	-	-	(113)	-	-	-	(113)
At December 31, 2018	322	7,486	3,540	130	1,326	7,872	(1,850)	(337)	710	19,200

[1]	See in consolidated financial statements note 2.1.2 for details about the impact of voluntary change in accounting policy on Liability Adequacy Testing

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted of EUR 6,438 million (2018: EUR 4,434 million) of items with positive revaluation and of EUR 323 million (2018: EUR 895 million) of items with negative revaluation.

Aegon Annual Report on Form 20-F 2019

318	Notes to the financial statements of Aegon N.V. Note 13

The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

Certain of Aegon’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict Aegon in its ability to pay dividends in the future.

On the reporting date, Aegon N.V., and its subsidiaries held 66,583,671 of its own common shares (2018: 62,562,070) with a par value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share based payment plans for executives and employees. Aegon N.V. held 25,309,920 of its own common shares B (2018:13,856,480) with a par value of EUR 0.12 each.

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2019		2018
	Number of shares		Number of shares
	(thousands)	Amount	(thousands)	Amount
At January 1	61,418	326	64,488	314

Transactions in 2019:
Sale: transactions, average price EUR 5.10	(3,657)	(19)
Sale: 1 transaction, average price EUR 5.25	(32,874)	(173)
Purchase: 1 transaction, average price EUR 4.52	32,874	149
Sale: 1 transaction, average price EUR 5.16	(35,370)	(183)
Purchase: 1 transaction, average price EUR 3.89	43,150	168

Transactions in 2018:
Sale: transactions, average price EUR 3,76			(3,070)	(12)
Sale: 1 transaction, average price EUR 4.62			(21,954)	(101)
Purchase: 1 transaction, average price EUR 5.34			21,954	117
Sale: 1 transaction, average price EUR 5.09			(24,134)	(123)
Purchase: 1 transaction, average price EUR 5.43			24,134	131
At December 31	65,540	269	61,418	326
Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2019		2018
	Number of shares		Number of shares
	(thousands)	Amount	(thousands)	Amount
At January 1	13,856	2	15,346	2

Transactions in 2019:
Sale: 1 transaction, average price EUR 0.12	(1,774)	-
Buy: 1 transaction, average price EUR 0.10	13,227	1

Transactions in 2018:
Sale: 1 transaction, average price EUR 0.11			(1,489)	-
At December 31	25,310	3	13,856	2

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

Aegon Annual Report on Form 20-F 2019

319	Notes to the financial statements of Aegon N.V. Note 14

	2019		2018
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	65,540	269	61,418	326
Held by subsidiaries	1,043	9	1,144	9
Common shares B
Held by Aegon N.V.	25,310	3	13,856	2
At December 31	91,893	281	76,419	337

The consideration for the related shares is deducted from or added to the retained earnings.

14 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Non-cumulative subordinated notes	Long Term Incentive Plans 1)	Total
At January 1, 2019	-	2,808	454	-	58	3,320
Shares granted	-	-	-	-	21	21
Shares vested	-	-	-	-	(26)	(26)
Securities issued	500	-	-	-	-	500
Securities redeemed	-	(1,244)	-	-	-	(1,244)
At December 31, 2019	500	1,564	454	-	53	2,571

At January 1, 2018	-	3,008	454	271	61	3,794
Shares granted	-	-	-	-	16	16
Shares vested	-	-	-	-	(19)	(19)
Securities redeemed	-	(200)	-	(271)	-	(471)
At December 31, 2018	-	2,808	454	-	58	3,320

[1]	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2019	2018
EUR 500 million	5.625%	Semi-annually, April 15	2029	500	-
At December 31				500	-

The perpetual contingent convertible securities of EUR 500 million issued on April 4, 2019 have a fixed coupon of 5.625% until the first call date and reset thereafter to 5 year mid swap plus a margin of 5.207%.

The securities have been issued at par and have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for optional and required coupon payment cancelation. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five year intervals) thereafter. Upon breach of certain regulatory capital requirement levels, the securities convert into common shares.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2019	2018
USD 500 million	6.50%	Quarterly, December 15	Called in 2019	-	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2020	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2020	402	402
USD 1 billion	6.375%	Quarterly, June 15	Called in 2019	-	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2020	950	950
At December 31				1,564	2,808

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

Aegon Annual Report on Form 20-F 2019

320	Notes to the financial statements of Aegon N.V. Note 15

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

With effect on June 15, 2019, Aegon has exercised its right to redeem USD 500 million 6.5% perpetual capital securities issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption and exercised this right with effect on June 15, 2019.

With effect on December 15, 2019, Aegon has exercised its right to redeem USD 1 billion 6.375% perpetual capital securities issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption and exercised this right with effect on December 15, 2019.

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2019	2018
EUR 203 million	4.260% 1), 4)	Annually, March 4	2021	203	203
EUR 114 million	1.506% 2), 4)	Annually, June 8	2025	114	114
EUR 136 million	1.425% 3), 4)	Annually, October 14	2028	136	136
At December 31				454	454

[1]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
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

15 Subordinated borrowings

	Coupon rate	Coupon date	Year of next call	2019	2018
Fixed to floating subordinated notes
EUR 700 million	4%	Annually, April 25	2024	697	696
USD 800 million	5.5%	Semi-annually, April 11	2028	707	693
At December 31				1,403	1,389

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

The fair value of these loans amounted to EUR 1,560 million (2018: EUR 1,355 million).

Aegon Annual Report on Form 20-F 2019

321	Notes to the financial statements of Aegon N.V. Note 16

16 Long-term borrowings

	2019	2018
Remaining terms less than 1 year	-	78
Remaining terms 1 - 5 years	497	496
Remaining terms 5 - 10 years	-	-
Remaining terms over 10 years	760	717
At December 31	1,257	1,292

The repayment periods of borrowings vary from 4 years up to 19 years. The interest rates vary from 1.000% to 6.625% per annum. The market value of the long-term borrowings amounted to EUR 1,728  million (2018: EUR 1,649 million).

17 Current liabilities

Loans from and payables to group companies have a maturity of less than one year. Other current liabilities includes derivatives with negative fair values of EUR 165 million (2018: EUR 164 million).

18 Commitments and contingencies

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2019, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 2,249 million (2018: EUR 3,469 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries amounted to EUR 10 million (2018: EUR 60 million); as of that date no amounts had been drawn, or were due under these facilities;
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2019 amounted to EUR 1,666 million (2018: EUR 3,164 million) as of that date no amounts had been drawn, or were due under letter of credit facilities;
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 1,449 million (2018: EUR 614 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2019.

19 Number of employees

There were no employees employed by Aegon N.V. in 2019 (2018: nil).

20 Auditor’s remuneration

	Total remuneration of the group		Of which PricewaterhouseCoopers Accountants N.V. (NL)
	2019	2018	2019	2018
Audit fees	32	37	9	12
Audit-related fees	6	2	1	-
Total	38	39	11	12

21 Events after the reporting period

On January 29, 2020, Aegon announced the completion of the sale of its 50% stake in the Japanese variable annuity joint ventures, Aegon Sony Life Insurance Co. and SA Reinsurance Ltd., to partner Sony Life. The proceeds of the sale amount to EUR 153 million and the book gain amounts to EUR 51 million.

On February 3, 2020, Aegon’s subsidiary in the Americas, Transamerica accepted an offer to sell the Transamerica Pyramid property in San Francisco for a consideration of EUR 635 million (USD 711 million). The sale is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing significant disruption to society, impacting Aegon, its employees, suppliers and customers worldwide.

Financial markets have been severely impacted by significant decreases in interest rates, equity markets and commodity prices and credit spreads widening. Governments and central banks worldwide are responding to this crisis with aid packages and further quantitative easing. At the date of this report the depth and length of this crisis is unknown.

The Company is continuously monitoring the market and economic turbulence that has arisen as a consequence of the COVID-19 outbreak, and its impact on Aegon. The most significant risks Aegon N.V.is facing, directly or indirectly through its subsidiaries are related to financial markets (particularly credit, equity and interest rates), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). The notes to Aegon’s consolidated financial statements include elaborate descriptions and related financial market sensitivities. Aegon N.V.’s subsidiaries continue to monitor claim activity, including mortality and morbidity claims, and policyholder behavior. At the date of this report it is too early to tell what the impact of the COVID-19 crisis is on Aegon N.V. ‘s subsidiaries’ underwritings results and Aegon N.V.’s subsidiaries’ long term underwriting and economic assumptions, if any, affecting the value of Aegon N.V..

Because of the far-reaching measures governments around the world are taking to control the impact of this pandemic we expect the sale of new business to be impacted by these measures. At the date of this report it is too early to tell what the impact of these measures will be on Aegon’s subsidiaries’ sales. Lower interest rates are also likely to impact the profitability of Aegon’s subsidiaries’ sales depending on the market response. Aegon has invoked its business continuity plans to help ensure the safety and well-being of its staff, as well as its capability to support its customers and maintain its business operations, while maintaining our financial and operational resilience.

Aegon Annual Report on Form 20-F 2019

322	Notes to the financial statements of Aegon N.V. Note 22

22 Proposal for profit appropriation

At the Annual General Meeting of Shareholders currently scheduled for May 15, 2020, the Executive Board will, in line with its earlier announcement and absent a further significant deterioration of market circumstances, propose a final dividend for 2019 of EUR 0.16 per common share and EUR 0.004 per common share B. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 19, 2020, for the shares listed on the New York Stock Exchange and on May 19, 2020, for shares listed on Euronext. The record date for the dividend will be May 20, 2020. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May 26, 2020 up to and including June 12, 2020. The dividend will be payable as of June 19, 2020.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 12, 2020 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 8, 2020 up to and including June 12, 2020.

	2019	2018
Final dividend on common shares	329	307
Earnings to be retained	910	403
Net income attributable to owners of Aegon N.V.	1,239	710

The Hague, the Netherlands, March 18, 2020

Supervisory Board	Executive Board

William L. Connelly	Alexander R. Wynaendts
Mark A. Ellman	Matthew J. Rider
Ben J. Noteboom
Ben van der Veer
Corien M. Wortmann-Kool
Dona D. Young

Aegon Annual Report on Form 20-F 2019

323	Other information Profit appropriation

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

Aegon Annual Report on Form 20-F 2019

324	Other information Major shareholders

Major shareholders

General

As of December 31, 2019, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,105,138,885 common shares and 585,022,160 common shares B issued. Of the issued common shares, 65,540,444 common shares and 25,309,920 common shares B were held by Aegon as treasury shares and 1,043,227 treasury shares were held by its subsidiaries

All of Aegon’s common shares and common shares B are fully paid and not subject to calls for additional payments of any kind. All of Aegon’s common shares are registered shares. Holders of shares of New York registry hold their common shares in the registered form issued by Aegon’s New York transfer agent on Aegon’s behalf. Shares of New York registry and shares of Netherlands registry are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on shares of New York registry.

As of December 31, 2019, 254 million common shares were held in the form of New York Registry shares. As of December 31, 2019, there were approximately 13,693 record holders of Aegon’s New York Registry shares resident in the United States.

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

Aegon Annual Report on Form 20-F 2019

325	Other information Major shareholders

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

In the years 2003 through 2012, 118,093,000 class B preferred shares were issued under these option rights and in the years 2013 through 2016 Vereniging Aegon purchased in aggregate 18,708,465 common shares B under its call option right. During this period Aegon N.V. repurchased 13,450,835 Common Shares and 17,324,960 Common Shares B from Vereniging Aegon.

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

On December 19, 2017, Aegon N.V. repurchased 13,042,592 Common Shares B from Vereniging Aegon for the amount of EUR 1,725,169 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon N.V. in October 2017 to neutralize the dilutive effect of the distribution of final dividend 2016 in stock and interim dividend 2017 in stock.

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

On May 17, 2019, Vereniging Aegon exercised its options rights to purchase in aggregate 1,773,680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 17, 2019, in connection with the Long Term Incentive Plans for senior management.

On December 23, 2019, Aegon N.V. repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon N.V. in October 2019 to neutralize the dilutive effect of the distribution of interim dividend 2019 in stock.

Aegon Annual Report on Form 20-F 2019

326	Other information Major shareholders

Development of shareholding in Aegon N.V.

Number of shares held by Vereniging Aegon	Common	Common B
At January 1, 2019	279,236,609	571,165,680
Exercise option right common shares B - May 2019	-	1,773,680
Share dividend on common shares - September 2019	9,466,160	-
Sale of common shares B - December 2019	-	(13,227,120)
At December 31, 2019	288,702,769	559,712,240

Accordingly, at December 31, 2019, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.75%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon N.V.). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2019, the General Meeting of Members of Vereniging Aegon consisted of eighteen members. The majority of the voting rights is with the sixteen members who are not employees or former employees of Aegon N.V. or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. The other two members are from the Executive Board of Aegon N.V..

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

Based on its last filing with the Dutch Autoriteit Financiële Markten as at June 20, 2018, Dodge & Cox International Stock Fund stated to hold 131,792,024 common shares, which represent 4.9% of the issued capital and votes as at December 31, 2019.

On February 13, 2020, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 235,569,910 common shares, representing 9.1% of the issued and outstanding capital as at December 31, 2019, and has voting rights for 230,578,490 shares, representing 8.9% of the votes as at December 31, 2019.

Based on its filing with the Dutch Autoriteit Financiële Markten as at November 14, 2019, BlackRock, Inc. stated to hold 116,325,180 shares, representing 4.3% of the issued capital as at December 31, 2019 and 136,885,389 voting rights, representing 5.1% of the issued capital as at December 31, 2019.

On February 5, 2020, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 149,073,955 common shares, representing 5.7% of the issued and outstanding capital as at December 31, 2019, and has voting rights for 129,834,767 shares, representing 5.0% of the votes as at December 31, 2019.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, Franklin Resources, Inc. (FRI), a US based investment management firm, stated to hold 81,510,408 shares, representing 3.0% of the issued capital as at December 31, 2019.

Aegon Annual Report on Form 20-F 2019

327	Other financial information Schedule I

Other financial information

Schedules to the financial statements

Index to schedules

Schedule I—Summary of Investments other than Investments in Related Parties as at December 31, 2019

Schedule II—Condensed Financial Information of Registrant (Parent Company Only)

Schedule II—Statement of Financial Position as of December 31, 2019 and 2018

Schedule II—Income Statement (Loss) for the years ended December 31, 2019, 2018 and 2017

Schedule II—Condensed Cash Flow Statement for the years ended December 31, 2019, 2018 and 2017

Schedule II—Dividends from and Capital Contributions to Business Units for the years ended December 31, 2019, 2018 and 2017

Schedule III—Supplementary Insurance Information for the years ended December 31, 2019, 2018 and 2017

Schedule IV—Reinsurance for the years ended December 31, 2019, 2018 and 2017

Schedule V—Valuation and Qualifying Accounts for the years ended December 31, 2019, 2018 and 2017

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2019

Amounts in million EUR	Cost1)	Fair value	Book value
Shares:
Available-for-sale	377	409	409
Fair value through profit or loss	1,661	1,813	1,813

Bonds:
Available-for-sale and held-to-maturity:
US government	7,443	8,812	8,812
Dutch government	4,869	6,316	6,316
Other government	8,901	11,872	11,872
Mortgage backed	6,366	6,811	6,811
Asset backed	3,776	3,869	3,869
Corporate	40,552	45,238	45,238
Money market investments	5,169	5,169	5,169
Other	976	908	908
Subtotal	78,052	88,995	88,995

Bonds:
Fair value through profit or loss	3,892	3,934	3,934

Other investments at fair value through profit or loss	2,849	3,333	3,333

Mortgages	37,750	42,567	37,750
Private loans	4,487	5,159	4,487
Deposits with financial institutions	141	141	141
Policy loans	2,024	2,024	2,024
Other	188	188	188
Subtotal	44,591	50,079	44,591

Real estate:
Investments in real estate	-	2,901	2,901
Total	131,421	151,464	145,976

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Aegon Annual Report on Form 20-F 2019

328	Other financial information Schedule II

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2019	2018
Non-current assets
Financial fixed assets
Shares in group companies	25,045	22,143
Loans to group companies	1,337	2,487
	26,382	24,630

Current assets
Receivables
Receivables from group companies	112	35
Other receivables	175	137
Other current assets	124	137
Accrued interest and rent	13	16
	424	325
Cash and cash equivalents
Cash and cash equivalents	1,032	1,231
Total assets	27,838	26,186

Shareholders’ equity
Share capital	323	322
Paid-in surplus	7,213	7,486
Revaluation account	6,116	3,540
Legal reserves – foreign currency translation reserve	426	130
Legal reserves in respect of group companies	1,703	1,326
Retained earnings, including treasury shares	7,227	7,536
Remeasurement of defined benefit plans of group companies	(2,397)	(1,850)
Net income / (loss)	1,239	710
	21,850	19,200
Other equity instruments	2,571	3,320
Total equity	24,421	22,520

Provisions
Deferred tax liability	-	10
	-	10

Non-current liabilities
Subordinated borrowings	1,403	1,389
Long-term borrowings	1,257	1,292
	2,660	2,681
Current liabilities
Short term deposits	-	82
Loans from group companies	6	9
Payables to group companies	484	582
Other current liabilities	236	271
Accruals and deferred income	31	31
	757	975
Total liabilities	3,417	3,666

Total equity and liabilities	27,838	26,186

Aegon Annual Report on Form 20-F 2019

329	Other financial information Schedule II

Condensed income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2019	2018	2017
Net income / (loss) group companies	1,379	832	2,511
Other income / (loss)	(141)	(122)	(42)
Net income / (loss)	1,239	710	2,469

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2019	2018	2017
Income / (loss) before tax	1,199	708	2,468
Adjustments	(1,529)	(291)	(3,676)
Net cash flows from operating activities	(330)	418	(1,208)
Dividends and capital repayments of subsidiaries, associates and joint ventures	647	824	700
Other	(1)	(1)	(1)
Net cash flows from investing activities	646	822	700
Issuance of perpetuals	497	-	-
Issuance of treasury shares	1	-	2
Purchase of treasury shares	(318)	(248)	(266)
Issuance and repurchase of borrowings	1,074	294	1,429
Repayment of perpetuals	(1,343)	(200)	-
Repayment of non-cumulative subordinated note	-	(443)	-
Dividends paid	(309)	(328)	(294)
Coupons on perpetual securities	(112)	(136)	(138)
Coupons on non-cumulative subordinated notes	-	(14)	(37)
Net cash flows from financing activities	(512)	(1,076)	696

Net increase / (decrease) in cash and cash equivalents	(196)	165	188

Five-year schedule of maturities of debt

As at December 31

	2019		2018
Amounts in million EUR	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings
Remaining terms less than 1 year	-	-	-	78
Remaining terms 1 - 2 years	-	-	-	-
Remaining terms 2 - 3 years	-	-	-	-
Remaining terms 3 - 4 years	-	497	-	-
Remaining terms 4 - 5 years	-	-	-	496
Remaining terms longer than 5 years	1,403	760	1,389	717
At December 31	1,403	1,257	1,389	1,292

Dividends from and capital contributions to business units

Aegon received EUR 1.2 billion of dividends from its business units during 2019 from the Americas, United Kingdom, asset management, Southern & Eastern Europe and Asia. Aegon spent EUR 0.4 billion on capital contributions, mainly on Spain and the Netherlands.

Aegon received EUR 1.4 billion of dividends from its business units during 2018, mainly from Americas, the Netherlands, United Kingdom, Asset Management and Southern & Eastern Europe. Aegon spent EUR 0.1 billion on capital contributions.

Aegon received EUR 1.8 billion of dividends from its business units during 2017, mainly from Americas, United Kingdom, Asset Management and Southern & Eastern Europe. Capital contributions of EUR 1.1 billion were paid to Aegon’s businesses, mainly to the Netherlands.

Aegon Annual Report on Form 20-F 2019

330	Other financial information Schedule III

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment
Amounts in million EUR	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2019
Americas	8,592	180,522	5,770	2,117	8,515
The Netherlands	360	67,382	56	944	2,123
United Kingdom	878	94,570	18	5	6,309
Southern & Eastern Europe	45	2,271	35	104	728
Asia	487	7,770	121	18	460
Holding and other activities	-	16	1	-	3
Eliminations 1)	-	(1,655)	-	-	-
Total	10,362	350,876	6,002	3,188	18,138

2018
Americas	8,816	166,644	5,125	2,100	8,403
The Netherlands	66	60,046	62	934	1,987
United Kingdom	859	76,255	16	5	7,539
Southern & Eastern Europe	74	2,483	31	102	785
Asia	665	7,709	106	16	600
Holding and other activities	-	12	2	-	2
Eliminations 1)	-	(1,648)	-	-	-
Total	10,480	311,501	5,341	3,158	19,316

2017
Americas	8,188	171,122	5,241	1,982	9,383
The Netherlands	76	62,476	61	932	2,208
United Kingdom	903	65,053	14	6	9,635
Southern & Eastern Europe	71	2,707	23	101	783
Asia	490	6,582	100	15	816
Holding and other activities	-	16	8	-	1
Eliminations 1)	-	(1,615)	-	-	-
Total	9,729	306,341	5,447	3,036	22,826

1

Comparative figures have been reclassified. The intercompany eliminations have been removed from the individual reporting units and included in a separate line as ‘Eliminations’. This reclassification is not considered material as there is no effect on consolidated group figures.

The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Deferred policy acquisition costs also include deferred costs of reinsurance.

Aegon Annual Report on Form 20-F 2019

331	Other financial information Schedule III

	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2019
Americas	3,166	8,484	582	3,181	6,360
The Netherlands	2,224	3,416	3	880	2,090
United Kingdom	1,830	7,722	100	607	6,120
Southern & Eastern Europe	71	497	34	288	710
Asia	254	337	36	88	413
Asset Management	-	-	-	388	-
Holding and other activities	-	5	-	153	12
Eliminations 1)	(15)	(3)	-	(187)	-
Total	7,531	20,459	754	5,399	15,704

2018
Americas	3,121	7,767	720	3,219	6,069
The Netherlands	2,265	3,547	20	792	1,960
United Kingdom	1,346	9,221	101	604	7,299
Southern & Eastern Europe	77	562	49	314	765
Asia	225	233	24	91	550
Asset Management	-	-	-	371	-
Holding and other activities	6	6	-	127	10
Eliminations 1)	(4)	(5)	-	(206)	-
Total	7,035	21,331	914	5,311	16,653

2017
Americas	3,362	8,585	552	2,953	6,387
The Netherlands	2,172	4,430	19	911	2,192
United Kingdom	1,517	11,798	111	646	9,266
Southern & Eastern Europe	80	569	54	301	764
Asia	203	155	33	96	778
Asset Management	-	-	-	394	-
Holding and other activities	8	5	-	76	8
Eliminations 1)	(4)	(4)	-	(221)	-
Total	7,338	25,537	770	5,155	19,395

[1]

Comparative figures have been reclassified. The intercompany eliminations have been removed from the individual reporting units and included in a separate line as ‘Eliminations’. This reclassification is not considered material as there is no effect on consolidated group figures.

Aegon Annual Report on Form 20-F 2019

332	Other financial information Schedule IV

Schedule IV

Reinsurance

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net

For the year ended December 31, 2019
Life insurance in force	955,451	699,005	480,723	737,170	65%

Premiums
Life insurance	14,524	2,276	1,402	13,650	10%
Non-life insurance	2,199	158	13	2,055	1%
Total premiums	16,723	2,434	1,415	15,704	9%

For the year ended December 31, 2018
Life insurance in force	874,423	708,242	512,735	678,915	76%

Premiums
Life insurance	15,526	2,500	1,443	14,470	10%
Non-life insurance	2,330	163	16	2,183	1%
Total premiums	17,856	2,663	1,459	16,653	9%

For the year ended December 31, 2017
Life insurance in force	863,686	709,326	525,201	679,561	77%

Premiums
Life insurance	18,324	3,214	1,628	16,738	10%
Non-life insurance	2,849	217	25	2,657	1%
Total premiums	21,174	3,431	1,653	19,395	9%

Aegon Annual Report on Form 20-F 2019

333	Other financial information Schedule V

Schedule V

Valuation and qualifying accounts

Amounts in million EUR	2019	2018	2017
Balance at January 1	179	213	215
Addition charged to earnings	72	35	40
Amounts written off and other changes	(53)	(70)	(37)
Currency translation	-	1	(5)
Balance at December 31	199	179	213

The provisions can be analyzed as follows:
Mortgages	6	19	48
Other loans	159	118	116
Receivables	34	41	48
Total	199	179	213

Aegon Annual Report on Form 20-F 2019

334	Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Aegon N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Aegon N.V. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2019, including the related notes and schedules to the financial statements of summary of investments other than investments in related parties as of December 31, 2019, of condensed financial information of Aegon N.V. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, of supplementary insurance information for the years ended December 31, 2019, 2018 and 2017, of reinsurance for the years ended December 31, 2019, 2018 and 2017, and of valuation and qualifying accounts for the years ended December 31, 2019, 2018 and 2017 appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on internal control over financial reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Aegon Annual Report on Form 20-F 2019

335	Auditor’s report on the Annual Report on Form 20-F

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of certain assets and liabilities arising from insurance contracts

As described in Notes 3, 27, 29, 34 and 44 to the consolidated financial statements, the Company had deferred policy acquisition costs (DPAC) of EUR 10.0 billion included in the deferred expenses line item, value of business acquired (VOBA) of EUR 1.0 billion included in the intangible assets line item, insurance contracts of EUR 123.5 billion and embedded derivatives in insurance contracts of EUR 3.1 billion included in the derivatives liability line item as of December 31, 2019 (collectively, ‘certain assets and liabilities arising from insurance contracts’). Management’s estimation of the valuation of certain assets and liabilities arising from insurance contracts is developed using complex valuation models and significant assumptions, including mortality, morbidity, investment return, future expenses, surrender, lapse, incidence rates, and, for embedded derivatives in insurance contracts, own credit spread. In addition, Aegon the Netherlands adjusts the outcome of the liability adequacy test (LAT) for the difference between the fair value and the book value of mortgage loans, which are valued using significant assumptions, including prepayment and lapse assumptions.

The principal considerations for our determination that performing procedures relating to the valuation of certain assets and liabilities arising from insurance contracts is a critical audit matter are (i) there was significant judgment by management when determining these estimates, which in turn led to a high degree of auditor judgment, and subjectivity in evaluating the audit evidence relating to the valuation of certain assets and liabilities arising from insurance contracts; (ii) significant audit effort was necessary in evaluating the audit evidence relating to the models and the aforementioned significant assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of certain assets and liabilities arising from insurance contracts and the valuation of mortgage loans, including controls over the development of significant assumptions. These procedures also included, among others, testing the completeness and accuracy of key data underlying the development of the aforementioned significant assumptions, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the valuation of certain assets and liabilities arising from insurance contracts, which included (i) evaluating the appropriateness of the models used in the valuation of certain assets and liabilities arising from insurance contracts, and (ii) evaluating the reasonableness of the aforementioned significant assumptions. Professionals with specialized skills and knowledge were used to assist in evaluating the reasonableness of management’s estimate of the valuation of mortgage loans by developing an independent range of prices and comparing management’s estimate to the independently developed ranges. Developing the independent estimate involved utilizing a range of available market inputs and assumptions and testing the completeness and accuracy of data provided by management.

Aegon Annual Report on Form 20-F 2019

336	Auditor’s report on the Annual Report on Form 20-F

Valuation of certain Level 3 investments

As described in Notes 3 and 44 to the consolidated financial statements, the Company had investments of EUR 146.8 billion as of December 31, 2019 of which EUR 4 billion were categorized as Level 3 debt securities and investments in real estate in the valuation hierarchy. Management’s estimation of the valuation of Level 3 debt securities and investments in real estate is developed using quotes from third-party brokers, internal cash flow modelling techniques and external appraisals that use significant unobservable inputs, including discount and capitalization rates, default rate and liquidity assumptions, issue specific credit adjustments and indicative quotes from market makers.

The principal considerations for our determination that performing procedures relating to the valuation of certain Level 3 investments is a critical audit matter are (i) there was significant judgment by management in determining the fair value of Level 3 debt securities and investments in real estate as the valuation uses significant unobservable inputs, which led to a high degree of auditor judgment, subjectivity and effort in performing the procedures relating to the estimate; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Level 3 debt securities and investments in real estate, including controls over the development of the model and the significant unobservable inputs. These procedures also included, among others, developing an independent estimate of the value for a sample of the investments by obtaining independent pricing from third party vendors, if available. For a sample of Level 3 investments, professionals with specialized skill and knowledge were used to assist in developing an independent range of prices and comparing management’s estimate to the independently developed ranges. Developing the independent estimate involved utilizing a range of available market inputs and assumptions and testing the completeness and accuracy of data provided by management.

/s/ G.J. Heuvelink RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

March 18, 2020

We have served as the Company’s auditor since 2014.

Aegon Annual Report on Form 20-F 2019

337

Additional information

338	Overview of Americas

346	Overview of the Netherlands

352	Overview of United Kingdom

356	Overview of Southern and Eastern Europe

360	Overview of Asia

363	Overview of Aegon Asset Management

365	Risk factors Aegon N.V.

386	Compliance with regulations

387	Property, plant and equipment

387	The offer and listing

387	Material contracts

387	Exchange controls

388	Employees and labor relations

389	Dividend policy

390	Memorandum and Articles of Association

392	Taxation

399	Purchases of equity securities by the issuer and affiliated purchasers

400	Principal accountant fees and services

Aegon Annual Report on Form 20-F 2019

338	Additional information Overview of Americas

Overview of Americas

Aegon Americas operates primarily under the Transamerica brand in the United States, and has operations in Brazil and Mexico and a small operation in Canada.

Aegon in the US

Transamerica is one of the leading life insurance companies in the United States, and the largest of Aegon’s operating units worldwide. Transamerica employs approximately 7,900 people and its businesses in the United States serve customers in all fifty states and the District of Columbia. Most Aegon companies in the United States operate under the Transamerica brand, which stands for the pursuit of financial and physical well-being: Wealth + Health. Its primary offices are in Cedar Rapids, Iowa; Denver, Colorado and Baltimore, Maryland. There are additional offices located throughout the United States.

Through its subsidiaries and affiliated companies, Transamerica provides a wide range of life insurance, long-term care insurance and voluntary benefits (including supplemental health insurance), retirement plans, recordkeeping and advisory services, annuities, mutual funds and other long-term savings and investment products.

Aegon employs a variety of distribution models to help customers access its products and services. These include working through third party financial professionals, retail producers and agents, and Transamerica registered investment advisors.

Aegon in Brazil

Aegon has a 50% interest in Mongeral Aegon Seguros e Previdência S.A. (Mongeral Aegon), Brazil’s third largest independent (i.e. non-bank affiliated) life insurer1. To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a company dedicated to providing life insurance and pension products within the Sicoob system, Brazil’s largest cooperative financial system2 with over 4.6 million associates and over 3,000 points of sale. As of December 2019, Aegon Brazil had 651 employees.

Aegon in Mexico

Aegon has a joint venture in Mexico with Administradora Akaan S.A. de C.V., called Akaan-Aegon S.A.P.I. de C.V. The Mexico City-based operating company, Akaan Transamerica, launched a series of mutual funds and investment solutions in October 2017, supporting family offices, high-net-worth individuals, and institutions. In 2019, Transamerica made the strategic decision to wind down this joint venture, as the business had not performed according to expectations. The wind down of the joint venture is expected to be completed in 2020.

Organizational structure

Aegon USA

Transamerica Corporation is the holding company for US operations, and all US business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this business overview refers to the operating subsidiaries and joint venture(s) in the United States and Latin America, collectively or individually, through which Aegon conducts business. Aegon USA entities collectively have operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam.

Aegon USA’s primary insurance subsidiaries are:

◆	Transamerica Life Insurance Company;

◆	Transamerica Financial Life Insurance Company; and

◆	Transamerica Premier Life Insurance Company.

Aegon USA aims to meet customers’ needs and to create a consistent, positive experience for customers, business partners and employees. Aegon USA is structured in such a way as to provide relevant customer solutions that are easy to understand and that address the full range of customers’ financial protection and savings needs at every stage of life. Moreover, Aegon USA’s structure enables it to leverage Transamerica’s brand strength, expertise and capabilities in order to fulfill Aegon’s purpose of helping people achieve a lifetime of financial security.

[1]	SUSEP, http://www2.susep.gov.br/menuestatistica/SES/principal.aspx. Webpage visited October 4, 2019.
[2]	SICOOB, https://www.sicoob.com.br/web/sicoob/o-sicoob. Webpage visited January 3, 2020.

Aegon Annual Report on Form 20-F 2019

339	Additional information Overview of Americas

In 2019, Aegon USA realigned into two core business lines, Workplace Solutions and Individual Solutions, that operate through one or more of Aegon USA’s life insurance companies. Retirement plans, employee benefits (including supplemental health insurance), and stable value solutions are offered through Workplace Solutions. Annuities, mutual funds, supplemental health insurance, and life and long term care (LTC) insurance are offered through Individual Solutions. Aegon USA offers these product lines, described in greater detail below, through a number of distribution and sales channels and methodologies.

On January 11, 2018, Transamerica entered into an agreement with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. Complimented by the transfer of over 2,000 Transamerica employees to TCS, TCS supports the administration of Transamerica’s life insurance, annuity, and employee benefits products (both for inforce and new business based on a transition timeline), taking on the administration of over 10 million policies.

On March 21, 2019, Transamerica announced that it entered into an agreement with LTCG to transfer the administration and claims management of the company’s LTC insurance business. This strategic relationship enables Transamerica to enhance and modernize its claims and administrative systems and processes in order to better serve its long-term care customers. LTCG is a leading provider of administrative solutions to the long-term care insurance industry, serving more than 100 carriers nationwide. LTCG’s advanced data analytics, actuarial and risk management capabilities, and general long-term care industry expertise are aligned with our focus on providing an excellent customer experience. LTCG will support the administration of Transamerica’s LTC insurance business with the transfer of over 200 Transamerica employees, which was completed in August 2019.

Overview of sales and distribution channels

Aegon USA’s distribution channels are organized in order to meet customer needs and offer solutions through affiliated and non-affiliated distributors that provide guidance to Aegon USA customers. Workplace Solutions supports customers primarily through their employers, and Individual Solutions supports individual customers and investors.

Workplace solutions

Through Workplace Solutions, Aegon USA provides employer-sponsored retirement plans, group life insurance (universal life, whole life, and term life), supplemental group health products (critical illness, cancer, hospital indemnity, supplemental medical expense, short-term disability, vision, and dental policies), group accident products, and institutional stable value solutions to US organizations of all sizes. Workplace Solutions accesses these employers through financial advisors, benefits consultants and agents. Through the Transamerica Advice Center (TAC), which includes a team of experienced registered representatives, investment advisor representatives, and licensed insurance agents, Workplace Solutions offers rollover individual retirement accounts (IRAs), advisory services, annuities and access to other insurance products and resources to eligible retirement plan participants.

Individual solutions

Wholesale distribution

Through its Individual Solutions business line, Aegon USA offers annuities, investments (mutual funds and exchange traded funds (ETFs)), life insurance and long-term care insurance products through agreements with independent broker-dealers, banks, wirehouses, independent financial planners, and independent insurance producers. Annuity and investment products are also offered through institutions, including large broker-dealer research and advisory platforms, and registered investment advisers.

Additionally, Aegon USA offers protection products (life insurance, supplemental health insurance and LTC insurance products) through third-party distribution outlets known as ‘Brokerage General Agents’ or ‘Independent Marketing Organizations’. These are predominantly non-registered products sold through independent insurance producers. This channel offers life insurance (term life, universal life, index universal life, and whole life insurance), LTC insurance and supplemental health products and services (Medicare Supplement, accident, and cancer insurance) through approximately 51,000 independent brokerage distributors and financial institutions that operate in the affluent, emerging affluent and middle markets. Effective December 2019, accident and cancer insurance products are no longer sold in the Individual line.

Retail distribution

Aegon USA’s retail affiliate distribution group, ‘Transamerica Financial Network’ (TFN), provides advice and guidance to individuals to meet their protection and investment needs. TFN consists of World Financial Group Insurance Agency (‘WFGIA’), Transamerica Agency Network (TAN) and Transamerica Financial Advisors, Inc. (TFA). TFN, through licensed agents and registered representatives/ investment advisor representatives, offers insurance, annuities, mutual funds, retirement plans and advisory account solutions. There are approximately 43,000 independent insurance agents associated with WFGIA in the United States and its affiliated insurance agency operating in Canada. There are approximately 1,700 insurance agents associated with TAN. TAN provides the same life and health products as the brokerage channel, with a focus on middle and emerging affluent markets. The TAN agent field is comprised

Aegon Annual Report on Form 20-F 2019

340	Additional information Overview of Americas

of both employees and independent producers. Approximately 3,400 WFGIA and TAN agents are associated with TFA as registered representatives, of which approximately 1,700 are registered as investment advisor representatives.

Overview of product lines

Life

Aegon USA offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Life products include term life (TL), universal life (UL), variable universal life (VUL), index universal life (IUL) and whole life insurance (WL).

Term life insurance

TL insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions are available on term insurance.

Universal life insurance

UL insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called ‘monthly deductions’. Any changes in the monthly deduction rate reflect Aegon USA’s current expectations with respect to future policy performance. At any time, the policy owner is able to see the maximum monthly deduction rate that can be charged. Some versions of this product have ‘secondary guarantees.’ These maintain life insurance coverage when cash value is insufficient, as long as the customer pays a specified minimum premium.

Variable universal life insurance

VUL insurance is permanent life insurance that offers both a death benefit and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policyholder within contract limits. Coverage amount may change as well. The investment feature usually includes ‘sub-accounts,’ which provide exposure to investments, such as stocks and bonds. This exposure increases cash value return potential, but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy. Aegon USA does not actively market VUL insurance.

Index universal life insurance

IUL insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an alternative to traditional UL - for which interest is credited at a fixed rate - and VUL, in which the cash value is directly exposed to ups and downs of the market. Long-term care riders and other living benefit riders are available on IUL.

Whole life insurance

WL insurance provides permanent death benefit protection, provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Accident & health

Aegon USA offers supplemental health insurance and long-term care insurance.

Supplemental health insurance

Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare Supplement, retiree medical, and supplemental medical expense indemnity.

A number of these products provide policyholders with lump sums or specified payments if these policyholders are hospitalized, injured, or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance.

Aegon Annual Report on Form 20-F 2019

341	Additional information Overview of Americas

Long-term care insurance

LTC insurance products are a category of health insurance, and provide benefits to policyholders that require qualified LTC services when they are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC. Transamerica’s LTC product is offered as a standalone product or as a rider to certain life insurance products.

Mutual funds and ETFs

Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments, and other securities. Transamerica offers mutual funds that are focused on several different asset classes, including US equity, global/ international equity, fixed income, money markets and alternative investments, as well as asset allocation and target date funds with combined equity and fixed income strategies. Transamerica mutual funds utilize the portfolio management expertise of asset managers across the industry in a sub-advised platform, using managers both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.

ETFs are a pooled investment vehicle for individual and institutional investors that combine some of the features of a mutual fund with the flexibility of allowing investors to trade throughout the day on an exchange. Transamerica offers a suite of managed risk passive exchange-traded funds that seek to track the S&P Managed Risk 2.0 Indices marketed under the name DeltaShares. This Managed Risk strategy is applied to US Large Cap, Mid Cap, Small Cap, International Developed Equity and Emerging Market Equity Indices.

Variable annuities

Variable annuities (VAs) allow the policyholder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Additional insurance guarantees, which are offered through riders, can be added to variable annuities, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection.

Fixed annuities

Fixed annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Aegon USA has de-emphasized traditional fixed deferred annuities, and is only marketing new sales through the TAC. The traditional fixed deferred annuity book is, according to plan, continuing to reduce over time. Aegon USA actively offers a fixed-index annuity that may credit interest based, in part, on the percentage change in the value of the selected index account option(s) at the start and end of the crediting period. A fixed account option is also available. Additional guarantees, which are offered through riders, can be added to fixed-index annuities, including GLBs.

Retirement plans and IRAs

Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, non-qualified deferred compensation, and multiple employer plans (MEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.

Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments. Aegon USA also works closely with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top-ten1 defined contribution record-keeper in the United States based on plan participants.

Plan sponsors have access to a wide array of investment options. Depending on the product chosen by the plan sponsor, unrestricted access to all publicly available investments can be offered. Certain smaller plans have access to hundreds of investment choices from more than 40 investment advisory companies.

Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice® is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s slate of funds.

For individual plan participants in transition due to a job loss or change or planned retirement, services and products include IRAs, advisory services, and annuities as well as access to other financial insurance products and resources.

[1]	PLANSPONSOR, July 18, 2019, https://www.plansponsor.com/research/2019-recordkeeping-survey/8/. Webpage visited October 9, 2019.

Aegon Annual Report on Form 20-F 2019

342	Additional information Overview of Americas

Stable Value Solutions

Stable Value Solutions are Synthetic Guaranteed Investment Contracts (GICs) which are offered primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. A synthetic GIC ‘wrapper’ is offered around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants, while ensuring that investment fund conditions are met.

Latin America

Aegon’s business in Latin America includes a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer. Mongeral Aegon’s activities include a life insurance and pension company, an asset management company, a multi sponsored pension fund, a liabilities management company for pension funds, and a longevity institute. To further capture growth prospects in Brazil, Mongeral Aegon and Bancoob (Banco Cooperativo do Brasil) established Sicoob Seguradora de Vida e Previdência, a life insurance and pensions company dedicated to providing life insurance and pension products via the Sicoob system. The joint venture began operations on March 1, 2017, and distributes products through Sicoob. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. This agreement represents a key expansion of distribution for Mongeral Aegon, which already serves over 3.8 million customers nationwide through over 4,000 brokers.

Run-off businesses

Latin America

Beginning in 2017, Akaan Transamerica, Aegon’s joint venture in Mexico with Administradora Akaan S.A. de C.V., offered a wide variety of mutual funds and investment solutions. In 2019, Transamerica made the strategic decision to wind down this joint venture as the business had not performed according to expectations. The wind down of the joint venture is expected to be completed in 2020.

Institutional spread-based business

The institutional spread-based business, primarily comprised of small blocks of non-synthetic GICs, funding agreements and funding agreement-backed medium-term notes (MTNs), was put into run-off mode in 2009.

Life reinsurance

In August 2011, Aegon USA completed the effective divestment of its life reinsurance business to SCOR Global Life (SCOR) through the reinsurance and sale of its reinsurance entity based in Ireland. In 2017 and 2018, Aegon USA further divested a life reinsurance block that had been previously ceded to a captive structure to SCOR. As of 2019, Aegon USA has divested substantially all of its life reinsurance operations through retrocessions to SCOR. Life reinsurance business was comprised primarily of the reinsurance of term insurance products.

In June 2017, Aegon USA completed the divestment of its two largest US run-off businesses, the payout annuity business and the bank owned life insurance / corporate owned life insurance (BOLI/COLI) through reinsurance to Wilton Re. The payout annuity block was placed in run-off in 2003 and the BOLI/COLI products were discontinued in 2010.

Competition

The US marketplace is highly competitive. Aegon USA’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds.

In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, and AIG. Mutual of Omaha is the primary competitor for sales of individual long-term care insurance through the brokerage channel. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.

Aegon USA’s primary competitors in the variable annuity market are Jackson National, Prudential Financial, Lincoln National, AIG, Nationwide, and AXA Equitable.

The largest competitors in the mutual fund market include Vanguard, Fidelity, American Funds, T. Rowe Price, J.P. Morgan and BlackRock.

Aegon Annual Report on Form 20-F 2019

343	Additional information Overview of Americas

In the defined contribution plan administration market, Aegon USA’s largest competitors are Fidelity, Empower, TIAA, Principal Financial, Voya, Vanguard, Alight, and Bank of America Merrill Lynch. Aegon USA’s largest competitors in the defined benefit segment are Alight, Willis Towers Watson, Conduent, Fidelity, Aon, Mercer, and Milliman.

In the market for synthetic GICs, Transamerica’s Stable Value Solutions business, the largest competitors are Prudential Financial, MetLife, Voya, and AIG.

Regulation and supervision

Aegon USA’s insurance companies and the business they conduct in the United States are regulated primarily at the state level, as carried out by various state insurance regulators. Some activities, products and services are also subject to federal regulation.

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

Aegon USA’s largest insurance companies are domiciled in the State of Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over those companies1. This regulation includes implementation and enforcement of standards of solvency, adequacy of reserves and capital, and reinsurance.

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

Recent regulatory enhancements in recent years include increased reporting of holding company activities, increased transparency and uniformity for certain captive reinsurance transactions, and requirements for companies to conduct an Own Risk and Solvency Assessment (ORSA). Aegon USA is subject to NAIC Actuarial Guidelines 48 and 49, which became fully effective in 2015 and 2016 respectively, and is also subject to principle-based reserving requirements for life insurance, which was implemented on January 1, 2020.

Emerging state issues that may impact Aegon USA include a project by the NAIC to develop a group capital calculation that could impact an NAIC group capital ratio and NAIC projects to update capital charges for asset default risk and longevity risk that could impact required capital. LTC is currently regulated by states as health insurance, although both state regulators and federal agencies are examining the current environment for the LTC industry, which may lead to a more predictable regulatory regime for premium adjustments, and facilitate the development of new and innovative products.

In 2017, the NAIC approved amendments to the Life and Health Insurance Guaranty Association Model Act. Among other things, the amendments will bring health maintenance organizations (HMO) into the life and health guaranty association system and adjust guaranty fund assessments for future long-term care-related insolvencies so that 50% of such assessments will come from life/ annuity accounts, with the other 50% from the combined health/HMO accounts. These amendments must be adopted into law in each state before becoming effective in each such state. To date, approximately 12 states have adopted the amended model.

[1]	Aegon USA’s life insurance company in New York, Transamerica Financial Life Insurance Company, is regulated by the New York Department of Financial Services.

Aegon Annual Report on Form 20-F 2019

344	Additional information Overview of Americas

Federal Regulation of Financial Services and Health Insurance

Although the insurance business is primarily regulated at the state level, many federal laws and initiatives impact the insurance sector in such areas as the regulation of financial services, derivatives, retirement plans, securities products, health care, taxes, information security and privacy. Regulation of financial services has increased as a result of the Dodd Frank Act, which also created the Federal Insurance Office (FIO) and the Office of Financial Research (OFR). The FIO is authorized to review the insurance market in the United States and report to Congress, and the OFR conducts research in financial services, including insurance, in support of such oversight. In addition, the FIO is authorized to establish US insurance policy in international matters.

The Federal Reserve Board also has authority to establish capital standards for systemically significant insurers, and insurers that own a federally insured bank or thrift, and to participate in the establishment of international insurance capital standards for Internationally Active Insurance Groups (IAIGs) and globally systemically significant insurers (G-SIIs).

Information Security and Privacy Regulation

Transamerica’s businesses are regulated with respect to information security, data breach response, privacy and data use at both the federal and state levels. At the federal level various Transamerica companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, Departments of Insurance and Financial Services typically administer a series of privacy and information security laws and regulations that impact a number of Transamerica businesses. Following a series of high profile data breaches and data exploitation events at various companies that attracted substantial media attention, numerous US regulators and legislators are currently proposing or have already passed additional legal requirements with respect to information security and privacy. These include but are not limited to the California Consumer Protection Act and the New York Department of Financial Services Cybersecurity Rule. Additional laws and regulations with respect to these topics are also anticipated to be promulgated and to go into effect in the coming years.

Securities Regulation

A number of Aegon USA subsidiaries are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission (SEC) and aspects of states’ securities and other laws. Variable insurance policies, certain annuity contracts and registered investment management companies (mutual funds) offered by Aegon USA are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities laws. Certain separate accounts of Aegon USA insurers that offer variable life insurance and certain annuities, and interests under these annuity and insurance policies are registered and subject to SEC regulation. The distribution and sale of variable products, mutual funds, and other securities by affiliate and non-affiliate broker-dealers are regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). A number of Aegon USA companies are also registered as investment advisors and subject to SEC regulation or operate under registrations or exemptions from registration as commodity pool operators or Commodities Trading Advisers, regulated by the Commodities Futures Trading Commission and the National Futures Association.

Aegon USA also owns or manages other investment vehicles that are exempt from registration, but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), a new rule imposing a ‘best interest’ standard of conduct on broker-dealers making recommendations to retail clients. Among other things, Regulation BI requires broker-dealers and investment advisers to provide retail clients with information about the nature of their relationship.

In addition, since the Department of Labor Fiduciary Rule was vacated, several states have moved forward with developing standard of conduct rules and proposals. New York and Nevada have enacted best interest rules, and other states, including Massachusetts and New Jersey, have proposed their own fiduciary regulation. The state standard of conduct landscape continues to evolve.

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

Aegon Annual Report on Form 20-F 2019

345	Additional information Overview of Americas

Regulation of Retirement Plans and IRAs

Aegon USA administers and provides recordkeeping, investment and insurance services and products used to fund defined contribution plans, such as 401(k), 403(b), multiple employer and 457 plans, in addition to defined benefit plans, IRAs, 529 plans and other savings vehicles. Aegon USA also administers pension benefits distributed upon termination of defined benefit plans. These products and services are generally subject to the Employee Retirement Income Security Act (ERISA) (certain government and church plans are exempt from ERISA) and the federal Internal Revenue Code of 1986, as amended (the ‘Code’) for which the US Department of Labor (DOL) and the US Department of the Treasury (‘Treasury’) have regulatory jurisdiction, respectively.

The Setting Every Community Up for Retirement Enhancement Act of 2019, better known as the SECURE Act, was signed into law on December 20, 2019. The legislation facilitates the use of multiple employer plans (MEPs), of which Aegon USA is a leading provider, as well as expands the safe harbor for automatic enrollment in plans, and reduces the burden of offering annuities either as an in-plan investment option or as the form of distribution from a plan. The SECURE Act also expands retirement coverage to long-time, part-time workers and “gig economy” workers may not otherwise have access to tax-deferred retirement savings, as well as increases the age for “required minimum distributions” from tax deferred accounts from 70 1⁄2 to 72. The Act would also accelerate distributions from inherited IRAs (i.e. stretch IRAs) to offset the cost of the other provisions. Separately, many states have also sought to open their plans to non government workers who do not have access to an employer retirement savings plan.

Federal Tax Treatment of Insurance Companies and their Products and Plans

Although the insurance business is regulated at state level, the US federal tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. Provisions that increase the taxation of life insurers, as well as remove or decrease the value of tax incentives for life insurance, pensions and annuity products – considered alone and relative to other investment vehicles – have been proposed in prior Administrations federal budgets and by the US Congress. These initiatives also contemplate international tax reform, including proposals that would limit the ability of companies to deduct interest expense on financing provided by a non-US affiliate. Executive Administration budget proposals, legislative proposals and discussion drafts must be enacted by Congress and signed by the President before they become law. The risk of tax law changes is heightened when additional revenue is sought to reduce the federal deficit or to pay for other tax law changes, such as lower tax rates. In addition, tax reform initiatives of the type contemplated by discussion drafts of comprehensive federal tax reform legislation further increase the risk of both increased taxation of life insurers and of decreased tax incentives for short- and long-term savings products. These changes, if enacted, would have a direct impact on the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial and retirement security.

Aegon Annual Report on Form 20-F 2019

346	Additional information Overview of the Netherlands

Overview of the Netherlands

Aegon has operated for 175 years in the Netherlands, where it is a leading provider of life insurance and pensions, and employs approximately 3,100 people. Aegon’s Dutch business, Aegon the Netherlands, is headquartered in The Hague, and its other main offices are in Amsterdam, Leeuwarden and Groningen.

Organizational structure

Aegon the Netherlands operates through a number of brands, including Knab, TKP Pensioen, Optas and Robidus, and is itself one of the most widely recognized brands in the Dutch financial services sector.

Aegon the Netherlands’ primary subsidiaries are:

◆	Aegon Bank N.V.;

◆	Aegon Hypotheken B.V.;

◆	Aegon Levensverzekering N.V.;

◆	Aegon Cappital B.V.;

◆	Aegon Schadeverzekering N.V.;

◆	Aegon Spaarkas N.V.;

◆	TKP Pensioen B.V.;

◆	Nedasco B.V.;

◆	Salus Holding B.V.

Aegon the Netherlands’ joint venture is:

◆	AMVEST Vastgoed B.V.

Within the organization structure, Aegon is aiming for less complexity with two mergers in 2019. Aegon PPI B.V. merged into CAPPITAL Premiepensioeninstelling B.V. as per January 1, 2019 (subsequently changed its name into Aegon Cappital B.V.) and OPTAS Pensioenen N.V. has been legally merged into Aegon Levensverzekering N.V. as per April 1, 2019. In addition, Robijn Participaties B.V. was acquired through Salus Holding B.V., a private limited liability company incorporated by Aegon Nederland N.V. in 2018. Robijn Participaties B.V. has been merged into Salus Holding B.V. as per January 2, 2019, which owns the Robidus brand.

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

In recent years, Aegon the Netherlands has invested heavily in its direct online channel to achieve an enhanced digital self-service experience. Distribution channels such as online and the contact centers generate leads for Aegon Advies B.V

Aegon Bank N.V. sells the majority of its Aegon label banking products via the intermediary sales. For the Knab label it solely uses the direct and online channels to help its customers to make smart decisions by giving them a clear overview of their finances, and helps them pro-actively with products and services that can help them achieve their financial goals. In 2020, all Aegon Bank products and customers will be migrated to the Knab label. The distribution via intermediaries will remain, but via the Knab label.

For wholesale clients, Aegon has an integrated sales organization for pension and income products servicing corporate clients and advisors.

Aegon Annual Report on Form 20-F 2019

347	Additional information Overview of the Netherlands

Overview of business lines

Life

Pensions

Interest rates have been low for an extended period of time and have decreased even further in 2019. This drives a shift from Defined Benefit (DB) pension plans to Defined Contribution (DC) pensions plans where, in the latter, all investment risk and longevity risk is borne by the policyholder. Aegon offers its defined contribution plans in a separate legal entity and these are therefore not managed on the Aegon Leven balance sheet. This means that Aegon Leven now primarily manages premium paying DB products, annuities (as explained below), and existing DB and DC books, while most of the new business flows to other Aegon entities.

Regarding premium paying DB products Aegon offers two variations: a subscription product and a contract. Both are straight forward DB products without profit sharing and with guaranteed benefit payments. All investment risk and longevity risk is borne by Aegon and customers need to contribute additional funds for indexations.

The DB subscription product is a simple and cost-efficient product targeting small and medium-sized companies. It reduces complexity and enables Aegon to adapt the tariffs, cost loadings and risk premiums annually. In addition, customers have the opportunity to decide on an annual basis as to whether they wish to continue with their subscription or not.

The DB contract targets medium-sized and larger customers and is by default a 5-year contract. The DB contract offers more flexibility than the subscription product, for example with regard to the pension accrual rate and has fixed tariffs over a longer period.

All other products are not being sold anymore and include:

◆	Separate account group contracts with individually-determined asset investment strategies, profit sharing and guarantees.

◆	DB contracts with profit sharing based on a pre-determined interest rate.

◆	Traditional variable unit-linked products.

Premiums are still being paid for non-selling products. These products are managed on a value basis, with Aegon trying to optimize the return on capital while the products are running off.

Endowment insurance

Endowment insurance includes several products that accumulate a cash value. Premiums are paid at inception or over the term of the contract. These products pay benefits on the policy maturity date, subject to survival of the insured. Most policies also pay death benefits should the insured pass away during the term of the contract. Death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life products, for which premiums are invested solely in equity funds. Older generation products contained a 4% guarantee when sold. In 1999, the guarantee for new products decreased to 3%. In 2013, the guarantee on new products was reduced to 0% and in 2019 the guarantee has been ended.

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

Annuity insurance

Annuity insurance are products with both an accumulation and payout phase, The most active products in this category are simple payout annuities and variable annuities. These products are clearly linked to defined contribution schemes in which participants build up their capital, and purchase an annuity at the pension date. Participants can choose between a guaranteed annuity, where all risks

Aegon Annual Report on Form 20-F 2019

348	Additional information Overview of the Netherlands

are borne by Aegon, or a variable annuity without investment guarantees, where all risks are borne by the participant. Given that a significant shift has been observed towards defined contribution schemes, these annuities are a natural driver of growth as they provide a solution for the payout phase. Annuity insurance includes older products with guaranteed interest rates and profit sharing for which no new business is written.

Non-life

Accident and Health

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

For individuals, Aegon the Netherlands offers a disability product mainly targeted at the growing self-employed market. Product options were extended during 2019.

Property and Casualty

Aegon the Netherlands has focused exclusively on retail lines in general insurance since 2017, offering products in the segments of property, motor, travel, legal assistance, pet insurance, injury and private liability claims. The ambition for the P&C retail segment is to provide the best digital servicing in the Dutch market by 2022, while building long-lasting relationships with customers.

Through the service concepts, Aegon provides (non-financial) incentives for intermediaries to help their customers in the optimal way, while also protecting the health of the supply chain by stimulating performance at sustainable levels for customers, intermediaries and insurer. In addition to the intermediary market, Aegon the Netherlands develops digital and online capabilities, as distribution is slowly shifting towards the direct market. This market includes sales via Aegon’s own website and affiliates, and via aggregator websites.

Banking

In 2019, Aegon Bank N.V. announced to integrate the Aegon Bank and Knab operations under the Knab brand. By integrating both operations and rationalizing product offerings costs will be reduced, operations will be more efficient and governance unified and simplified. The coming period will be used to migrate the Aegon bank label products and customers towards the Knab label. Aegon Bank N.V. will continue to reinforce the Aegon Netherlands wide pension offering with its banking (savings, bank savings and investments) products, but under the Knab brand. Aegon Bank and Knab offer banking solutions to 650,000 Dutch customers, being consumers and small-scale enterprises.

Knab is a fully online digital bank that went live in 2012. Knab aims to be the most customer-oriented financial platform in the Netherlands, by informing customers about their personal financial situation and enabling them to achieve their financial goals. It’s therefore Knab’s mission to help people manage their money matters now and in the future. This reflects the core of Aegon’s purpose, as an online bank, Knab offers payment accounts, savings and a basic investment product. The Aegon Bank label focuses on customers whose income and wealth is in the middle-market, in line with Aegon the Netherlands’ target group. Aegon Bank offers simple and high-quality products. These include both savings products focused on security, and investment products focused on a suitable risk/return profile that fits the customer’s need and risk appetite. With these products Aegon Bank reinforces the Aegon Netherlands wide pension offering. Aegon Bank’s activities among others focus on ‘Banksparen’ products’. ‘Banksparen’ is a tax-deferred savings product in which amounts are deposited in a ‘locked’ bank account. The amount saved is available after a certain period of time for specific purposes such as for a supplementary pension or paying off a mortgage. This product is predominantly sold via independent financial advisors who remain a very important distribution channel.

Knab Advies & Bemiddeling N.V.

With the integration of the Aegon Bank and Knab, the strategic choice was made to phase out the non-bank (i.e. adviser and broker) activities in Knab Advies en Bemiddeling N.V. (KAB), and therewith stop the online advice and comparison of car-insurance and home-related insurances, as well as the mortgage broker business, effective from October 1, 2019. The KAB entity will be liquidated as soon as the remaining activities are sold to third parties or transferred to other Aegon entities.

Investment contracts

Investment contracts are investment products that offer returns and generate fee income from the performance of the investments.

Aegon Annual Report on Form 20-F 2019

349	Additional information Overview of the Netherlands

Services Business

Mortgage loans

In 2019, Aegon the Netherlands mostly offered ‘annuity mortgages’. Before 2013, Aegon the Netherlands also offered interest-only, unit-linked and savings mortgage loans, and is continuing to do so for existing mortgage loans that are being renegotiated. Mortgage loans are partly funded externally. Besides residential mortgage-backed securities in Saecure — Aegon’s Dutch residential mortgage-backed securities program and private placements — the Aegon Mortgage fund is the main source of external funding. For this business, Aegon originates the mortgage loans fully for account of third parties and remains the service provider.

Aegon Cappital

As of January 1, 2019, regulated pension premium institutions (PPIs) Aegon PPI and CAPPITAL merged to become Aegon Cappital. Aegon Cappital is a low-cost provider of defined contribution pension schemes offered through intermediary advisors. It is the largest pension premium institution in the Netherlands and benefits considerably from economies of scale. The low interest rate environment is expected to result in a continued shift in customer preference for defined contribution schemes.

PPIs cannot bear any investment or insurance risks on their offerings due to regulatory requirements. The schemes include disability or life insurance which are offered by partners Aegon Levensverzekering N.V., Aegon Schadeverzekering N.V. and Elips Life AG, and an optional guaranteed interest rate during the accumulation phase offered by partner Aegon Levensverzekering N.V Apart from operational and regulatory risk, Aegon Cappital runs no risk.

Aegon Cappital offers defined contribution pension schemes in a standardized subscription based model to small and medium enterprises and customized contracts for medium to large corporations. The model enables employers to choose from a variety of contribution tables and social security offsets, while remaining flexible for regulatory changes, such as changes in pension age or fiscal contribution limits. Savings premiums are invested in life cycle funds by Aegon Investment Asset Management B.V..

TKP, Stap, Robidus and Nedasco

TKP Pensioen specializes in pension administration for company and industry pension funds, and also provides administration services for defined contribution plans to corporate and institutional clients.

Stap is a pension pooling vehicle that enables separate financial administration for multiple pension plans from multiple employers. This vehicle enables smaller pension schemes to benefit from economies of scale and to comply with complex pension regulations, meaning that a greater percentage of the employees’ pension premium is invested, and that employers and participants receive the same high quality of service as a traditional pension plan. The fiduciary investments for Stap are carried out by Aegon Investment Asset Management B.V. as per January 1, 2019.

Aegon acquired Robidus from the investment company Avedon Capital Partners on September 11, 2018. Robidus advises corporations on the risks and associated costs under Dutch social security legislation, and provides corporations and insurance companies with claims management and outsourcing solutions as to how to manage these issues, including outsourcing services. It operates as an independent organization within Aegon, and the acquisition gives Robidus both more room to invest and access to the broad expertise within Aegon.

Subsidiary Nedasco is a fast-growing intermediary service provider that is mainly active in non-life business domains.

Competition

Aegon the Netherlands has strong competition in all markets from insurers, banks, investment companies and pension funds. Its main competitors are Achmea, ASR, NN Group and Vivat1.

The company has been a key player in the total life market for many years, and was ranked third in 2018 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top five life insurance companies in the Netherlands by gross premium income accounted for almost 85% of total premium (Individual Life and Pension) income in 2018. Aegon the Netherlands is the second largest insurance company in the pensions market. Aegon the Netherlands is one of many insurers in the non-life market, where in 2018, ten companies accounted for 80% of the total premium income. In terms of premium income, Aegon the Netherlands’ non-life market share is around 2%, making it the ninth largest company in the market.

[1]	Vivat was sold to NN Group (non-life) and Athora (life) in 2019, subject to Regulatory approval.

Aegon Annual Report on Form 20-F 2019

350	Additional information Overview of the Netherlands

In the mortgage loans market, Aegon the Netherlands held a market share of approximately 8% based on new sales in 2018, making it the fourth largest mortgage loan provider in the market. Rabobank, ING Bank and ABN AMRO are the largest mortgage loan providers in the market, and competition is increasing from foreign competitors and capital from pension funds.

Aegon the Netherlands’ share is growing in the market for Dutch household savings. In 2018, its market share was approximately 3%, which is relatively small in comparison to banks such as Rabobank, ING and ABN AMRO.

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

In the pensions market, pension funds have faced pressure on their coverage ratios, in addition to increased regulatory and administrative requirements. In response, they have sought to reduce risks by insuring all or parts of their business. This represents an opportunity for pension insurers and providers of new style pension solutions and Aegon is one of the leading providers of these solutions.

The defined contribution (PPI) market is set to grow significantly due to the shift from defined benefit plans to defined contribution plans and the demand for transparent and cost-effective pension products. As a result, significant growth of scale remains necessary to effectively serve this market, and the number of providers is expected to shrink further within a few years. Aegon the Netherlands has identified this market as an opportunity for growth and intends to maintain its leadership position with Aegon Cappital.

Regulation and supervision

General

Regulation of the financial sector in the Netherlands is included in the Financial Supervision Act (Wet op het financieel toezicht or Wft). The Wft embeds the cross-sectorial functional approach within the Dutch supervisory system. The supervision of financial institutions pursuant to the Wft rests with the De Nederlandsche Bank DNB and the Dutch Authority for the Financial Markets (AFM).

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

Financial supervision of insurance companies

The Solvency II framework consists of an EU Directive and has consequently been transposed into the Dutch Financial Supervision Act.

The following insurance entities of Aegon the Netherlands are subject to prudential supervision of the DNB:

◆	Aegon Levensverzekering N.V.;

◆	Aegon Schadeverzekering N.V.;

◆	Aegon Spaarkas N.V

An insurance company is neither permitted to conduct both life insurance and non-life insurance business within a single legal entity (with the exception of reinsurance), nor to carry out both insurance and banking activities within the same legal entity. Within Aegon the Netherlands, Aegon Levensverzekering N.V. and Aegon Spaarkas N.V. conduct life insurance activities. Aegon Schadeverzekering N.V. conducts non-life insurance activities. Prudential supervision is exercised by the home state supervisory authority (DNB in the Netherlands).

Aegon Annual Report on Form 20-F 2019

351	Additional information Overview of the Netherlands

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

Dutch Act on Recovery & Resolution for Insurers

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

Financial supervision of credit institutions

Aegon Bank N.V. is subject to indirect supervision by the ECB under the Single Supervisory Mechanism (SSM), being one of the elements of the Banking Union. As a consequence thereof, the ECB may give instructions to the DNB in respect of Aegon Bank N.V. or even assume direct supervision over the prudential aspects of the Aegon Bank N.V.’s business. Pursuant to the banking supervision by the DNB, Aegon Bank N.V. is (among others) required to file monthly regulatory reports and an audited Annual Report. Aegon Bank N.V. is subject to Basel III requirements in the CRR and the CRD IV, as implemented in the Netherlands in the Wft. CRD IV and CRR include requirements with respect to the quality and quantity of capital, and introduce requirements with respect to increased capital against derivative positions, the introduction of two supplementary buffers (a capital conservation buffer and a counter-cyclical buffer), a new liquidity framework (liquidity coverage ratio and net stable funding ratio) and a leverage ratio. The leverage ratio is defined as Tier-1 capital divided by a measure of non-risk weighted assets. The leverage ratio requirement will be phased in gradually. Pursuant to the EU Banking Reforms (as described below), a binding leverage ratio of 3% will become applicable to banks. According to the EU Banking Reforms, competent authorities remain responsible for monitoring leverage policies and processes of individual institutions and may impose additional measures to address risk of excessive leverage, if warranted.

Capital of the highest quality, Common Equity Tier 1, forms a substantial part of the capital of a credit institution. Additional Tier 1 capital forms the rest of the Tier 1 capital. In addition, the capital of a credit institution may be composed of Tier 2 capital, which is of a lesser quality than Tier 1 capital.

The Banking Recovery and Resolution Directive, as implemented in the Netherlands in the Wft, and the SRM Regulation form the European framework for recovery and resolution for (among others) ailing banks, certain investment firms and their holding companies. The Banking Recovery and Resolution Directive provides for early intervention measures that may be imposed by the DNB in respect of Aegon Bank N.V. in the event that its financial condition is deteriorating. It also allows the DNB under certain circumstances to write down or convert relevant capital instruments, including Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments, in a specific order. Were Aegon Bank N.V. to fail or be likely to fail and the other resolution conditions were also met, the DNB would be able to place Aegon Bank N.V. under resolution. As part of the resolution scheme to be adopted by the DNB it may decide to apply certain resolution tools and exercise its powers pursuant to the implemented BRRD in order to give effect to such resolution tools.

Pursuant to the SRM Regulation and the Banking Recovery and Resolution Directive, Aegon Bank N.V. is at all times required to meet a minimum amount of own funds and eligible liabilities (MREL), expressed as a percentage of the total liabilities and own funds. The DNB will set a level of minimum MREL on a bank-by-bank basis based on assessment criteria due to be set out in technical regulatory standards.

On June 7, 2019, a comprehensive package of banking reforms to CRD IV, the BRRD and the SRM Regulation (the ‘EU Banking Reforms’), including measures to increase the resilience of EU institutions and enhance financial stability entered into force, with most rules starting to apply in mid-2021. The EU Banking Reforms are wide-ranging and cover multiple areas.

On December 7, 2017, the Basel Committee published the finalized Basel III reforms as improvements to the global regulatory framework (the ‘Basel III Reforms’) (informally referred to as Basel IV), with a proposed implementation from January 2022 onwards. The Basel III Reforms includes stricter rules for internal models, a capital floor and revisions to the standardized approaches for credit risk, operational risk and the credit valuation adjustment specified at a counterparty level (‘CVA’).

Aegon Annual Report on Form 20-F 2019

352	Additional information Overview of United Kingdom

Overview of United Kingdom

Aegon in the United Kingdom (hereafter referred to as Aegon UK) is the market-leading investment platform in the UK, providing a broad range of investment, retirement solutions and protection products to individuals, advisers and employers.

Aegon UK accesses customers through wealth advisers and the workplace and has a market-leading position in each with 3.9 million customers and GBP 179 billion assets under administration (AUA) underpinned by a growing investment solutions capability.

The business has deep relationships with in excess of 5,000 adviser firms (around 50% of the market) and 10,000 employers, and continues to show strong market growth growing assets under administration by 13%.

It employs over 2,000 people and its main offices are in Edinburgh, London, Peterborough and Witham.

Organizational structure

Aegon UK plc is Aegon’s holding company in the United Kingdom. It was registered as a public limited company at the beginning of December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

◆	Aegon Investment Solutions Ltd.;

◆	Scottish Equitable plc;

◆	Cofunds Ltd.; and

◆	Aegon Investment Ltd.

Overview of business Lines

Aegon UK organizes around two core business lines, the ‘Digital Solutions’ business and the ‘Existing Business’. This supports the transformation of Aegon UK from a traditional ‘insurer,’ competing with the likes of Prudential and Royal London to a modern fee-based investment management platform competing with businesses such as Transact and Willis Towers Watson.

Over the last five years the UK business has focused on transforming and scaling the Digital Solutions Business. Aegon UK has done so through organic growth and the acquisition of Cofunds retail savings platform, and BlackRock’s large employer workplace pension business, and by disposing of non-core business lines, such as the Annuity portfolio, whilst progressing the outsourcing of service and administration for Existing Business. This phase of transformation is largely complete.

The Digital Solutions business is responsible for Aegon UK’s new platform propositions sold through Financial Adviser and workplace channels, together with protection products and an institutional trading platform business. The financial adviser and workplace channels are supported by an investment solutions capability which allows customers to invest in Aegon funds. This capability is well established within the workplace channel with plans to significantly grow within the financial adviser channel.

It is positioned for growth, given the participation in the workplace pensions and financial advice market, which are forecast to grow at 9.2% and 13.5% over the next 5 years respectively.

The Existing Business is managed for value and is responsible for older products that are no longer actively marketed to new customers. However, new assets are accumulated as customers pay into existing policies, or as new employees join older workplace schemes. In July 2019, Aegon UK completed the outsourcing of service and operations tasks to Atos with a 15-year contract to service and administer the Existing Business, thereby improving the profitability of this business line. This builds on the existing relationship, which has seen Atos successfully administer over 400,000 Digital Solutions protection policies since 2016.

Overview of sales and distribution

Aegon UK has two principle distribution channels: financial advisers and workplace supported by a modern technology platform which provides services both to the adviser/employer and their underlying customers.

Aegon UK works with those advisers and employers to deliver an online experience for customers. The platform is designed to work for customers throughout their life as needs evolve providing a comprehensive range of products and funds, moving with them each time they change employer and allowing them to link in with different advisers.

Aegon Annual Report on Form 20-F 2019

353	Additional information Overview of United Kingdom

This gives Aegon UK the ability to support customers throughout their life journey unlike the majority of its competitors.

In addition, Aegon UK also participates in the protection and institutional trading platform markets.

Financial Adviser channel

The Financial Adviser channel provides financial advisers and other institutions access to long-term savings and retirement products, through an open architecture investment platform. Given the strong demand for advice, especially within the growing affluent population nearing and in retirement.

Aegon UK offers a comprehensive proposition allowing advisers to manage their client’s long-term investment through a wide range of tax wrappers (Self Invested Personal Pension, Individual Savings Account (ISA), General Investment Account (GIA)) investing in a choice of over 4,500 funds and equity trading. Aegon also offers its own investment solutions to advisers.

Aegon UK provides a technology platform that supports the adviser and their customers in managing their finances, and integrates into the back office of the adviser. The aim is create a primary platform relationship, which positions Aegon to receive the majority of new business flows from the adviser partner. An example being the partnership agreed with leading wealth/workplace advisory firm LEBC in 2019 that is expected to deliver additional flow in 2020.

Aegon UK partners with in excess of 5,000 advisers across a wide range of business models. These range from the world’s largest building society, Nationwide, to leading wealth management firms such as Chase De Vere, financial services networks such as Quilter and Execution-Only Brokers.

An important dimension of the Nationwide partnership is the inclusion of Aegon Investment Limited funds. This model will be extended in 2020 with the launch of an equivalent range of funds for financial advisers as Aegon UK builds out its investment solutions capability.

Workplace channel

The Workplace channel provides UK-based employers with workplace pensions and savings schemes. It allows Aegon UK to participate in the strong growing auto-enrolment market, cost effectively acquiring individual customer relationships.

Aegon UK now has a market-leading position covering all major workplace savings products and participates in both the small and medium-sized (SME) and large employer segments. A key driver of growth is in the mastertrust product, the fastest growing sector of the UK DC market, Aegon UK has an established and market leading offering.

Aegon UK works with leading employee benefits consultants and corporate advisers to provide a workplace savings platform to employers such as WH Smith, EasyJet and Skanska. This combines its core pension capabilities with ISA and GIA, allowing employees to maximize their savings whilst employed and then take the product with them when they leave or if they should choose to take regulated advice in the future.

At the heart of this is Aegon UK’s employee digital portal, which provides tools to enable them to make better informed decisions. It also links into the wider engagement activities such as seminars in the workplace, and online innovations such as the launch of digital personalized summaries that seek to encourage customers to consolidate monies held elsewhere and increase their savings.

Aegon UK’s proposition extends to include a range of tools to assist employers with their governance responsibilities: auto enrolment functionality and member insights tool to enable them to effectively manage their pension schemes.

Individual customer channel

Aegon UK has a large and growing individual customer base, which is not attached to an adviser or employer. This base is over 1 million individuals, and is forecast to continue to grow. These individuals are provided with tools that enable them to manage their finances and with customer service support to help with guidance and referrals available to Aegon UK’s in-house financial adviser business, Origen, where appropriate

Protection channel

Aegon UK offers a range of products for individual customers, including life cover, critical illness and income protection available through financial advisers. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition.

Aegon Annual Report on Form 20-F 2019

354	Additional information Overview of United Kingdom

This also provides a strong overlap with the target customers for Aegon UK’s financial adviser and workplace platform and the advisers who help them, giving the opportunity to leverage opportunities to cross-sell.

In addition, Aegon UK offers a range of protection products for small to medium-sized companies that wish to insure key personnel, complementing the core workplace channel.

Institutional channel

Aegon UK also participates in the institutional market in two distinct areas where capability is provided to other parties who provide policy administration to the end-client:

◆	An institutional trading platform which powers 28 of the UK’s leading end-customer platforms (e.g. Brooks MacDonald, AJ Bell) and manages a total of GBP 52 billion assets; and

◆	An investment-only proposition for pension schemes, which provides access to insured funds for approximately 160 clients who represent GBP 7 billion assets under administration.

Competition

Aegon UK is well positioned for growth, possessing a market leading position in markets with strong growth potential. There are a diverse range of competitors in the markets in which Aegon UK operates, and market dynamics are continuing to evolve.

Aegon UK encounters different competition in each of its core markets but is unique in the way it supports intermediaries wishing to operate across channels providing an end-to-end customer experience.

In the financial adviser market, Aegon UK competes with the likes of Fidelity, Transact and Quilter with the objective being to become ‘primary platform’ for the intermediary.

In the workplace market, Aegon UK competes with the likes of Aviva and Willis Towers Watson to provide employee benefits, engagement and scheme governance.

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

The Aegon Master Trust is subject to regulatory oversight by the Pensions Regulator following industry changes to authorize Master Trusts and implement revised regulatory powers.

The UK vote on June 23, 2016 to leave the European Union (EU) has implications for financial services companies in the UK. Much financial regulation currently applicable in the UK derives from EU legislation. But this regulation will remain in force until any changes are made, which will be a matter for the UK government and the UK Parliament. Aegon UK must, therefore, continue to comply with UK law, including those that derive from EU law and continue with implementation plans for legislation that is anticipated to come into effect. The FCA has acknowledged that the longer term impacts of the decision to leave the EU on the overall regulatory framework for the UK will depend, in part, on the relationship that the UK seeks with the EU in the future.

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

Scottish Equitable PLC is authorized by the PRA and is subject to prudential regulation by the PRA and conduct regulation by the FCA. Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports on at least an annual basis. These reports, primarily designed to enable the PRA to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, a breakdown of the Solvency Capital Requirements, extensive

Aegon Annual Report on Form 20-F 2019

355	Additional information Overview of United Kingdom

actuarial information, and detailed information regarding the investments of the insurance company. The PRA’s regulatory reporting is based on a single entity focus, and is designed to highlight risk assessment and risk management.

Solvency II

Under Solvency II, life insurance companies are required to maintain certain levels of shareholder equity in accordance with EU directives, and have to hold the level of capital required to withstand a 1-in-200 shock on a 1-year value at risk basis.

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

In addition, Aegon UK uses the Matching Adjustment in the calculation of the technical provisions for its annuities, and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees. Following the sale of the majority of its annuity business in 2016, Aegon UK no longer uses the transitional measures on technical provisions.

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

Aegon Investments Limited is a BIPRU firm, is regulated by the FCA and must maintain a capital framework in line with the FCA Handbook requirements.

In conjunction with the FCA, the investment related companies within the Aegon UK group will in future be subject to consolidated reporting under CRD IV. This applies the same principles and rules under CRD IV to the consolidated group of entities.

Aegon Annual Report on Form 20-F 2019

356	Additional information Overview of Southern and Eastern Europe

Overview of Southern and Eastern Europe

At the start of 2019, Aegon had operations in the Southern and Eastern European (SEE) countries of the Czech Republic, Hungary, Poland, Portugal, Romania, Slovakia, Spain and Turkey.

Aegon first entered the Spanish insurance market in 1980. This was followed in 1992 by the purchase of a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. To strengthen its presence, Aegon further expanded in Central & Eastern Europe in the early 2000s.

Aegon’s activities in Spain have developed largely through distribution partnerships with Spanish banks. Aegon Spain Holding B.V. (hereafter referred to as Aegon Spain) operates in Spain through Aegon España S.A.U. de Seguros y Reaseguros. In 2013, Aegon Spain entered into a long-term partnership with Banco Santander S.A., offering both life and general insurance products through the bank’s branch network, both in Spain and Portugal. Similarly, Aegon Spain also entered into a long-term partnership with Liberbank, S.A., offering life and pension products in Spain.

In line with its strategic objective to optimize its portfolio and capital allocation across its businesses, Aegon sold its subsidiaries in the Czech Republic and Slovakia on January 8, 2019. It also expanded its partnership with Banco Santander in Spain and Portugal on the back of the acquisition of Banco Popular by Banco Santander.

Organizational structure

Aegon’s main subsidiaries and affiliates in Southern and Eastern Europe are:

◆	Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance);

◆	Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%);

◆	Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%);

◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A.(Liberbank Life and Pensions, Insurance and Reinsurance) (50%);

◆	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%);

◆	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%);

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság (Aegon Hungary Composite Insurance Co.);

◆	Aegon Towarzystwo Ubezpieczeń na Życie Spótka Akcyjna (Aegon Poland Life);

◆	Aegon Powszechne Towarzystwo Emerytalne Spótka Akcyjna (Aegon Poland Pension Fund Management Co.);

◆	Aegon Emeklilik ve Hayat A.Ş. (Aegon Turkey); and

◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A (Aegon Romania Pension Administrator Co.).

Overview of sales and distribution channels

In Spain & Portugal, the Aegon affiliates distribute their products mainly through partner branches (bancassurance). In addition, Aegon also has its own sales network, comprising of brokers, agents and the direct channel.

In Central & Eastern Europe, the most important sales channels comprise tied agents and brokers, in addition to bancassurance.

Aegon Spain and Banco Santander

Since June 4, 2013, Aegon Spain and Banco Santander S.A., the largest financial institution in Spain, have partnered to distribute certain types of insurance products in Spain, through Banco Santander’s network of branches. This was followed on December 31, 2014 by Aegon Spain entering into a similar partnership with Banco Santander and Santander Totta Seguros, S.A., a Portuguese insurance company, part of the Santander International group.

In Spain, the life insurance (mainly pure risk and health) products are sold by Santander Life Insurance and Reinsurance, whereas the non-life insurance (mainly accident, home, commercial multi-risk insurance, critical illness and funeral) products are sold by Santander General Insurance and Reinsurance Company. Both entities are joint venture insurance entities, owned 51% by Aegon España, being the subsidiary of Aegon Spain, and 49% by Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. respectively.

In Portugal, the life insurance (mainly pure risk) products are sold by Aegon Santander Portugal Life, whereas the non-life insurance (mainly accident, home and commercial multi-risk) products are sold by Aegon Santander Portugal Non-Life Insurance Company. Both entities are joint venture insurance entities, owned 51% by Aegon Spain and 49% by Santander Totta Seguros, S.A. respectively.

Aegon Annual Report on Form 20-F 2019

357	Additional information Overview of Southern and Eastern Europe

Aegon Spain and Liberbank

Liberbank, S.A. has a nationwide presence in Spain, with a special focus on retail markets in a number of regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank Life and Pensions distributes its products through nearly 400 Liberbank, S.A. branches. Liberbank Life and Pensions is a joint venture life insurance and pension fund management company, with Aegon España and Liberbank S.A. both holding 50% ownership stakes.

Aegon Spain own network and direct channel

Aegon Spain’s own network and direct channel offers life and health insurance and pension products of the fully owned Aegon subsidiary. The own network comprises the network of brokers and agents, accounting for approximately 80% of the total sales. The remaining 20% of the total sales is accounted for by the direct channel.

Central and Eastern Europe

Aegon Hungary Insurance is a composite insurance entity and owns several subsidiaries that also operate in the financial services sector. The Hungarian group’s products are therefore marketed via a broad range of channels, the most important of which are tied agents and insurance brokers, in addition to bank partners, call centers, key account managers and its online channel.

In Poland, unit-linked and different types of traditional life insurance products are distributed by tied agents and broker partners.

In Romania, unit-linked and different types of traditional life insurance products are distributed mainly by bank partners.

In Turkey, the most important sales channels are insurance brokers and tied agents, in addition to bank partners, which distribute savings and term life insurance products.

Overview of business lines

Aegon Southern and Eastern Europe focuses primarily on retail customers. It offers mainly individual life, different types of general insurance, accident and health products.

Life insurance, Savings & Protection

Spain & Portugal’s life insurance business comprises savings as well as individual and group protection products, with individual products forming the larger part of the business.

Customers’ saving needs are serviced by Aegon Spain through its Spanish insurance affiliates by means of its targeted offering of universal life and unit-linked products. Protection business, pursued both in Spain and Portugal, includes primarily life, accident and disability cover, and the products can be complemented with critical illness, income protection and other riders.

In Hungary, Aegon offers a wide range of life insurance products, including term life, whole life, accidental life and group life insurance. Group life contracts are renewable each year any carry optional accident and health cover. Aegon Hungary also offers traditional saving type products that consist of index-life products that are not unit-linked, but have guaranteed interest rates. Additionally, in Hungary Aegon also offers unit-linked policies, which are frequently accompanied with riders. These riders provide customers — in addition to the main coverage – with additional financial support in the event of, for instance, having an accident, becoming disabled, or being hospitalized.

In Poland, Aegon focuses on unit-linked as well as traditional life products.

In Romania, Aegon undertakes life insurance business via a branch of Aegon Poland Life Insurance Company. The Romanian branch sells unit-linked, term life and endowment insurance policies.

In Turkey, Aegon focuses on traditional life insurance products, the most important of which are pure term life with several riders, term life with premium refund on maturity, and saving-type endowment products.

Also up until the end of September 2018, Aegon Hungary Home Savings and Loan Association, being the subsidiary of Aegon Hungary Insurance Company, provided a saving product combined with a preferential loan option, subsidized by the state during the saving period. In accordance with Aegon’s strategy on October 1, 2018, Aegon Hungary Home Savings and Loan Association suspended its sales activities. The sale of the portfolio started in 2019 and is expected to be completed in 2020.

Aegon Annual Report on Form 20-F 2019

358	Additional information Overview of Southern and Eastern Europe

Health

In Spain, health insurance is offered by Aegon Spain through its affiliated entities through its own network of brokers and agents, its direct channels, and through Santander’s network of branches. Medical expense coverage for doctor visits, diagnoses, hospitalization, dental and other health covers are offered through a broad network of medical partners across the country.

Pension

In Spain, customers’ pension saving needs are serviced by Liberbank Life and Pensions as well as by Aegon España through their managed pension funds.

Aegon’s pension business in Central & Eastern Europe was impacted by reforms to the pension system in several countries in the region during the past years. In 2019, Aegon was active in the (formerly mandatory) private pension market in Poland and Romania.

In the voluntary pension market, Aegon was active in Hungary, Turkey and Romania.

As of December 31, 2019, Aegon managed the savings of approximately 3.0 million pension fund members in Southern and Eastern Europe.

General insurance

Aegon Spain has been offering general insurance products since 2013 through its joint ventures with Banco Santander. The offering focuses mainly on household protection and funeral insurance products.

Aegon Hungary also offers non-life cover (mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance). In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for the cross-selling of life insurance.

Aegon Hungary has operated branch offices selling household insurance policies in Slovakia since 2010 and in Poland since 2011. So as to optimize its portfolio, Aegon Hungary sold the portfolio of its Slovak branch on September 6, 2019 to Union poistovňa, a.s..

Competition

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. For Aegon Spain’s health and general insurance products, the main competitors are both foreign and local companies. Aegon Spain is the exclusive provider of protection products to Santander. The excusive partnership also holds for Portugal.

In Hungary, in 2018, Aegon was the third largest life insurance provider, based on annual standardized premium income, and the third largest provider in the non-life insurance market. In the same year Aegon was the leading insurance company in the Hungarian household market1. In Turkey, Aegon was ranked ninth in the life insurance market based on written premium in December 20192. In Romania, Aegon was ranked number eighth, based on the gross written premium, in September 2019. Aegon is a less significant life insurance market participant in Poland.

In the voluntary pension fund market Aegon was ranked third in terms of both the number of participants and managed assets in 2018 in Hungary3. Based on February 2019 data, Aegon was ranked fourth in terms of both the number of participants and managed assets in Poland4. In September 2019, Aegon was the fourth largest provider in the Romanian mandatory private pension market, both in terms of net assets under management and number of participants5. Aegon is a less significant participant on the voluntary pension market in Romania, Turkey and Spain.

Regulation and supervision

In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business; not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary, which is a composite insurance company.

[1]	Source: MABISZ, https://mabisz.hu/kiadvanyok/. Website visited January 10, 2020.
[2]	Source: Insurance Association of Turkey, https://www.tsb.org.tr/official-statistics.aspx?pageID=1003. Website visited January 10, 2020.
[3]	Source: MNB, https://www.mnb.hu/felugyelet/idosorok/v-aranykonyv. Website visited January 10, 2020.
[4]	Source: KNF, https://www.knf.gov.pl/en/REPORTS_AND_ANALYSIS/Pension_system/Monthly_data_pension_funds_market. Website visited January 10, 2020.
[5]	Source: APAPR, https://apapr.ro/utile/statistici/. Website visited January 10, 2020

Aegon Annual Report on Form 20-F 2019

359	Additional information Overview of Southern and Eastern Europe

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

◆	General Directorate of Insurance and Pension Funds (DGSFP) (Spain);

◆	The Insurance and Pension Funds Supervisory Authority (ASF) (Portugal);

◆	The Central Bank of Hungary (MNB) (Hungary);

◆	Financial Supervisory Authority (KNF) (Poland);

◆	Authority for Financial Supervision (ASF) (Romania); and

◆	Undersecretariat of Treasury (Turkey).

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

The foundation and operations of voluntary pension funds are regulated in Hungary by the country’s Voluntary Mutual Pension Funds Act (XCVI. 1993). Activity in this area is also supervised by the MNB. The Credit Institutions and Financial Enterprises Act (2013) stipulates the foundation, operation and reporting obligations of the country’s financial institutions. Just like Aegon Hungary Composite Insurance Company, Aegon Hungary Home Savings and Loan Association is under the supervision of MNB. In Romania, the private and voluntary pension system is regulated and supervised by the Authority for Financial Supervision (ASF). The mandatory pension system is subject to the Privately Administered Pension Funds Act (411/2004) and the voluntary pension system is subject to the Voluntary Pension Law (204/2006), both complemented by individual regulations (as secondary legislation). In Poland, this activity is supervised by the KNF and governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632. In Spain the pension system is supervised by DGSFP.

In Hungary, the Credit Institutions and Financial Enterprises Act (2013) stipulates the foundation, operation and reporting obligations of the country’s financial institutions. Just like Aegon Hungary Composite Insurance Company, Aegon Hungary Home Savings and Loan Association is also under the supervision of MNB.

Solvency II

The Solvency II insurance solvency regime became effective in European Economic Area (EEA) countries on January 1, 2016. Aegon’s EU-domiciled entities in Southern and Eastern Europe use the Standard Formula to calculate the solvency position of their insurance activities. As mentioned on page 278, Aegon Spain no longer applies the matching adjustment or transitional arrangements. The insurance activities in Turkey have been included through Deduction & Aggregation on a Solvency II Standard Formula basis.

Aegon Annual Report on Form 20-F 2019

360	Additional information Overview of Asia

Overview of Asia

Aegon Asia operates through two major joint ventures in India and the People’s Republic of China (hereafter referred to as ‘China’), in addition to several wholly-owned subsidiaries, including Aegon’s businesses in Hong Kong and Singapore that serve the high-net-worth segment.

Organizational structure

Aegon’s main operating companies in Asia (including Aegon’s ownership percentages) are:

◆	Aegon THTF Life Insurance Co., Ltd. (50%);
◆	Aegon Life Insurance Company Limited (49%);
◆	Transamerica Life (Bermuda) Ltd. (100%).

Joint ventures

Aegon operates in China through a joint venture with Tsinghua Tongfang Co. Ltd. (THTF) called Aegon THTF Life Insurance Co., Ltd. (Aegon THTF). Aegon THTF is licensed to sell both life insurance and accident and health products in China. Since 2003, the company has expanded its network of offices and business in China. Having established thirteen branches, its geographic presence has access to a potential market of over 650 million people, primarily in the coastal provinces of eastern China.

Aegon operates in India through its joint venture life insurance company, Aegon Life Insurance Company Limited (Aegon Life), since 2008, and its current joint venture partner is Bennett, Coleman & Co. Ltd. (BCCL). The joint venture follows a digitally focused direct-to-consumer strategy.

Since 2009, Aegon had been operating in Japan through a joint venture with Sony Life, one of Japan’s leading insurance companies, named Aegon Sony Life Insurance Co., Ltd. (Aegon Sony Life). The primary focus of Aegon Sony Life was variable annuity sales in Japan. Aegon and Sony Life also jointly established a reinsurance company, SA Reinsurance Ltd. (SARe), to provide Aegon Sony Life with greater flexibility in the pricing and design of its annuity products.

On May 17, 2019 Aegon announced an agreement to sell its 50% stake in the variable annuity joint ventures in Japan. The cash proceeds amounted to EUR 153 million. The transaction agreements were signed on June 28, 2019. The divestment was completed early 2020.

Wholly-owned subsidiaries

Transamerica Life (Bermuda) Ltd. (TLB) was established in 2005 and its full-service branches opened in Hong Kong and Singapore in 2006.

Aegon Insights is a marketing, distribution and administration services business operating in the Asia-Pacific region with new business discontinued since 2017 due to change in consumer preferences. The Aegon Insights business, currently maintains operations in Australia, Hong Kong, Indonesia and Japan to serve existing customers.

Overview of sales and distribution

In China, Aegon THTF follows a multi-channel distribution strategy. Current distribution channels include agency, brokerage, banks, direct marketing, group and digital.

In India, Aegon Life distributes its products predominantly via its e-sales, direct and group channels, utilizing its own website, digital partners, as well as its own direct sales force.

TLB distributes its products to high-net-worth consumers through targeted distribution relationships with select local and international brokers, as well as through bancassurance channels.

Overview of business lines

High-net-worth businesses

TLB’s main products consist of USD denominated Universal Life and USD denominated Term Life Insurance solutions for the high-net-worth market segment. Universal Life products are TLB’s key products to meet the needs of high-net-worth individuals, supporting

Aegon Annual Report on Form 20-F 2019

361	Additional information Overview of Asia

estate planning by providing life protection, while also helping to preserve and accumulate wealth. In addition to the Universal Life products, Term Life products are also offered with financial protection at a guaranteed level rate for up to thirty years.

Aegon Insights

Aegon Insights primarily worked with local insurers to develop marketing, distribution and administration solutions tailored to the needs of specific markets and customers. Revenue is primarily generated through reinsurance arrangements and fee income from marketing services, product distribution and administration. With changes in consumer preferences, Aegon made the strategic decision in 2017 to discontinue Aegon Insights’ new business while continuing to provide services to existing customers.

Strategic partnerships

In China and India, Aegon provides a broad range of life insurance products including unit-linked, universal life, and traditional life products.

In China, Aegon THTF’s agency, broker, and direct marketing channels primarily offer its flagship whole-life critical illness products. Other products, such as participating annuity and endowment (via agency), whole life insurance products (via brokers) and protection with return of premium (via direct marketing) are, however, also offered. Regular premium critical illness, whole-life insurance, traditional or participating annuity and single premium annuity are the key products offered in the bancassurance channel, while the digital channel is currently focused on offering protection products. Aegon THTF also offers non-life products (primarily consisting of short-term accident and short-term health products) through group, direct marketing and agency channels.

In India, Aegon Life offers individual term plans, traditional participating and non-participating savings products, and unit-linked life insurance plans through the direct sales force, e-sales channels and e-commerce partners.

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

Hong Kong and Singapore: TLB

TLB’s main competitors in Hong Kong and Singapore have mainly been other global life insurance providers such as HSBC Life, Manulife Bermuda, and Sun Life Bermuda. The local subsidiaries of both Sun Life and Manulife, in addition to domestic insurers such as AIA, Great Eastern Life, Singapore Life, Generali, AXA, and FWD, are however increasingly developing competitive offerings for this market segment.

Regulation and supervision

Aegon Insights keeps abreast of all relevant changes or proposed changes to regulations in all of its markets.

China: Aegon THTF

The insurance industry in China is regulated by the China Banking and Insurance Regulatory Commission (CBIRC). During 2019, the CBIRC’s main focus was on strengthening weak links, tightening supervision, deepening reforms, accelerating opening-up of the sector and joint supervision. Consequently, The CBIRC increased supervision on liquidity risks, solvency risks, product risks, sales practices and anti-money laundering. It also reformed regulations around foreign investment and selling insurance online.

India: Aegon Life

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI).

The IRDAI regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.

Aegon Annual Report on Form 20-F 2019

362	Additional information Overview of Asia

The IRDAI is active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. Steps initiated by the IRDAI during 2019 included the issuance of guidelines with regards to registration of insurance marketing firms and product pricing. IRDAI has also issued ‘circulars’ that provide additional guidance on information to the insurance policyholders/claimants about various insurance policy services, grievance redressal mechanisms, group life insurance products, benefits illustration and market conduct. Aegon Life would discontinue products that no longer meet the regulations pertaining to product pricing in the month of November 2019 and launch / re-launch products in compliance with regulations.

Hong Kong, Singapore and Bermuda: TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the regulator of the financial services sector in Bermuda. TLB has branches which are registered and licensed in Hong Kong and Singapore. The insurance industry is regulated by the Hong Kong Insurance Authority (HKIA) in Hong Kong and the Monetary Authority of Singapore (MAS) in Singapore. The MAS is an integrated regulator that supervises all financial institutions including banks, insurers, capital market intermediaries and financial advisors in Singapore.

Asia: Aegon Insights

A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include: marketing/ consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of activities undertaken by entities licensed by Aegon Insights. These regulators include the FSA in Japan, the Australian Securities and Investments Commission in Australia, and the Insurance Authority in Hong Kong.

Solvency II

Solvency II requirements became effective for Aegon Group as of January 1, 2016. Aegon’s Asian insurance activities are included in the Aegon Group Solvency II ratio through Deduction & Aggregation. For TLB, Deduction & Aggregation is applied using available and required capital as per the local capital regime. The regulatory regime of Bermuda and Japan were granted full provisional equivalence on December 7, 2015.

Aegon Annual Report on Form 20-F 2019

363	Additional information Overview of Aegon Asset Management

Overview of Aegon Asset Management

Aegon Asset Management is an active investment manager that uses its investment management expertise to help people achieve a lifetime of financial security.

Organizational structure

Aegon Asset Management is a provider of investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, Hong Kong, Japan, Germany, Hungary and Spain. It operated under three main brands in 2019:

◆	Aegon Asset Management specializes in a range of high-quality investment solutions across asset classes, including fixed income, equities, real estate, absolute return, liability-driven, and multi-asset and balance sheet solutions. A long and successful history of partnership with Aegon’s insurance businesses has enabled Aegon Asset Management to establish experienced investment teams, a solid asset base and proven long-term track records;

◆	Kames Capital is a UK-based asset management company that provides fixed income, equities, real estate and multi-asset solutions to both UK and international clients; and

◆	TKPI is a Netherlands-based fiduciary manager that is recognized for its manager selection and tailored advice on balance sheet solutions for the pension market.

In December 2019, it was decided to retire the Kames Capital and TKP Investments brand and move to the globally recognized Aegon Asset Management brand.

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

Aegon Asset Management’s main operating entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V., Kames Capital plc and Aegon Hungary Asset Management Company Zrt. The operating entities Aegon Investment Management B.V. and TKP Investments B.V. have been merged as per January 1, 2019.

In December 2019, it was decided to establish a globally integrated structure, with a simplification of the operating model which featured regional executive committees and to create a global operational management board (Global Board). Strategic direction and global oversight of business performance is executed by the Global Board of Aegon Asset Management, which has both global and local roles and responsibilities. This board is supported by a number of sub committees. Members of the Global Board are appointed by Aegon N.V The Risk Advisory Committee and Remuneration Committee support Aegon’s oversight of Aegon Asset Management.

Overview of sales and distribution channels

Aegon Asset Management uses a variety of sales and distribution channels in the Americas, Europe and Asia. These include: affiliated companies, direct to institutional clients, independent investment advisors, investment consultants, joint ventures and third-party investment platforms.

Overview of business lines

Aegon Asset Management has three distinct business lines.

The general account business consists of funds held on the balance sheet of Aegon insurance companies to meet policyholder liabilities typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and mortgage loans. Furthermore, Aegon Asset Management manages the general account derivatives book of Aegon the Netherlands.

Third-party business sourced through affiliates for the majority consists of funds sold by Aegon insurers through which the policyholder’s return is determined by the investment return of the fund. These funds have various legal structures, and are usually managed against a benchmark or peer group target. The main asset classes include fixed income, equities, real estate, mortgage

Aegon Annual Report on Form 20-F 2019

364	Additional information Overview of Aegon Asset Management

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

In mainland China, Aegon Industrial Fund Management Company focuses on Chinese equity, fixed income, and money market strategies. It competes against a wide range of local based asset managers including Alibaba’s Yuebao fund, China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management.

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

Regulation and supervision

Regulation of asset management companies in general differs to that of insurers. Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is authorized to hold substantial holdings in several EU investment firms and as such is a regulated holding company. Local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM) (conduct of business supervision) and the DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for Kames Capital, and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the US-based entities. Kames Capital is also regulated by the SEC for its activities in the US market. From a regulatory perspective, the asset management activities of the US-based entities of Aegon Asset Management in the United States do not fall under the responsibility of Aegon Asset Management Holding B.V., as these entities are subsidiaries of Transamerica Corporation.

MiFID II

MIFID II requirements became effective for Aegon Asset Management as of January 3, 2018, and the Company adheres to the regulation. In line with most of its peers, the European Aegon Asset Management entities (Aegon Investment Management B.V. and Kames Capital plc decided in principle to pay external research costs by their own means.

Aegon Annual Report on Form 20-F 2019

365	Additional information Risk factors Aegon N.V.

Risk factors Aegon N.V.

Aegon faces numerous risks, some of which may arise from internal factors, such as inadequate compliance systems and operational change management. Others may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. These risks, whether internal or external, may materially and adversely affect the Company’s operations, its earnings, the value of its investments, the sale of certain products and services or its ability to fulfill its obligations in respect of securities issued or guaranteed by it. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose some or all of the value of their investments. Additional risks of which Aegon is not presently aware could also materially and adversely affect its operations and share price. The business of an international financial services group such as Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight.

The next sections group the risk factors into different categories based on the origin of the risk, while recognizing that the identified risk factor can have broader consequences, e.g. developments on financial markets (included under financial risks) can impact policyholder behavior (included under underwriting risk). The categories used are: 1) financial risks, 2) underwriting risks, 3) operational risks, 4) political, regulatory and supervisory risks, and 5) legal and compliance risks. Where possible the risk factors are presented in order of relevance. For instance financial risks and underwriting risks are of more significance than operational risks (in terms of required capital) and, within the category financial risks, fixed income risks and interest rate risks are of more significance than equity risk (due to composition of the general account of Aegon) and currency risk. However, the order should not be seen as more than indicative as the likelihood of occurrence or the potential magnitude of the consequences of the materialization of risks often cannot be determined by a degree of certainty. Furthermore, risks with a low likelihood can have a large impact should they materialize.

The described risk factors relate to Aegon’s businesses and to Aegon’s securities, including its common shares, of which Aegon is aware and that it considers material. Furthermore, described risk factors may affect Aegon’s businesses and operations in normal market circumstances, as well as in periods of significant economic uncertainty.

Additional risks to which Aegon is subject include, but are not limited to, the factors mentioned under ‘Forward-looking statements’, and the risks of Aegon’s businesses described elsewhere in this Annual Report.

Financial risks

General economic uncertainty and financial crisis

Disruptions in the global financial markets and general economic conditions may affect, and could have materially adverse affects on Aegon’s businesses, results of operations, cash flows and financial condition.

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

Aegon Annual Report on Form 20-F 2019

366	Additional information Risk factors Aegon N.V.

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

The sensitivity of Aegon’s net income and shareholders’ equity to a change in interest rates is provided in the notes to the consolidated statements, note 4 Financial risks, section ‘Interest rate risk’ of Aegon’s Annual Report 2019.

Aegon Annual Report on Form 20-F 2019

367	Additional information Risk factors Aegon N.V.

Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity.

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

Increased withdrawals and the need to post margin in relation to interest rate swaps when rates rise rapidly will put a strain on Aegon’s available liquidity. Aegon takes this risk into account in its liquidity risk strategy and stress test.

Credit and default risk

Declines in value and defaults in Aegon’s debt securities, private placements and mortgage loan portfolios held in Aegon’s general and separate accounts, or the failure of certain counterparties, may adversely affect Aegon’s profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, the value of a bond declines due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages, small and medium sized entities (SME) & consumer loans and private placements), over-the-counter (OTC) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfill their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default. Losses in excess of predicted losses due to any such default or series of defaults by issuers or counterparties may have a material adverse effect on Aegon’s results of operations and financial position.

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

A downturn in the real estate market may adversely impact valuations and cash flows.

Aegon’s investment portfolio has a large exposure to the residential real estate market in the Netherlands through the residential mortgages sourced by Aegon and the AMVEST funds. Non market impacts assumed by Aegon the Netherlands include lower illiquid returns and lower margin forfeited due to higher prepayment in the mortgage portfolio in the event of lower interest rates, where higher prepayments results in market value losses and lower reinvestment yields. Furthermore, a general downturn in the real-estate

Aegon Annual Report on Form 20-F 2019

368	Additional information Risk factors Aegon N.V.

market can not only lead to lower valuation of assets and increased payment defaults, but also detrimentally affect the cash-flows of the company’s illiquid strategy including AMVEST, which is exposed to the Dutch residential rental market.

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

Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a materially adverse effect on Aegon’s financial position and results of operations. Refer to Schedule IV of Aegon’s Annual Report 2019 for a table showing life insurance in force amounts and premiums on a direct, assumed and ceded basis.

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

Aegon Annual Report on Form 20-F 2019

369	Additional information Risk factors Aegon N.V.

Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s ratings may be downgraded at any time and without notice by any rating agency.

Equity risk

A decline in equity markets may adversely affect Aegon’s profitability and shareholders´ equity, sales of savings and investment products, and the amount of assets under management.

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

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under International Financial Reporting Standards as adopted by the European Union (IFRS), are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income.

Currency risk

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

The sensitivity of Aegon’s net income and shareholders’ equity to foreign exchange translation risk is provided in the notes to the financial statements, note 4 Financial risks, section ‘Currency exchange risks’ of Aegon’s Annual Report 2019.

Hedging risk

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

Aegon Annual Report on Form 20-F 2019

370	Additional information Risk factors Aegon N.V.

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

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

◆	Investor perception of Aegon as a company;

◆	Actual or anticipated fluctuations in Aegon’s revenues or operating results;

◆	Announcements of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

◆	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;

◆	Sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;

◆	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;

◆	Potential litigation or regulatory actions involving Aegon or the insurance industry in general;

◆	Changes in financial estimates and recommendations by securities research analysts;

◆	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;

◆	The performance of other companies in the insurance sector;

◆	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;

◆	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;

◆	News or analyst reports related to markets or industries in which Aegon operates; and

◆	General insurance market conditions.

Aegon and its significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

Aegon may decide to offer additional common shares in the future, for example, to strengthen Aegon’s capital position in response to regulatory changes or to support an acquisition.

An additional offering of common shares by Aegon, the restructuring of Aegon’s share capital, the sales of common shares by significant shareholders, or the public perception that an offering or such sales may occur, may have an adverse effect on the market price of Aegon’s common shares.

Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

Vereniging Aegon holds 32.6% of the voting shares. For details on the shareholding of Vereniging Aegon its developments, the Amended 1983 Merger Agreement and the Voting Rights Agreement – please see the section Major shareholders on pages 324-326.

Following the 1983 Amended Merger Agreement between Aegon N.V. and Vereniging Aegon Vereniging Aegon has a call option on common shares B. which Vereniging Aegon may exercise to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

Aegon Annual Report on Form 20-F 2019

371	Additional information Risk factors Aegon N.V.

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

Perpetual Contingent Convertible Securities (or other securities that permit or require Aegon to satisfy its obligations by issuing common shares) that Aegon may issue could influence the market price for Aegon’s common shares.

In April 2019 Aegon issued EUR 500 million Perpetual Contingent Convertible Securities (“PCCS”). Upon the occurrence of a conversion trigger event the PCCS will be converted into common shares of the Company at the prevailing conversion price. A conversion trigger event shall occur if at any time: (i) the amount of eligible own funds items eligible to cover the Solvency Capital Requirement is equal to or less than 75 per cent. of the Solvency Capital Requirement; (ii) the amount of own fund items eligible to cover the Minimum capital requirement is equal to or less than the Minimum Capital Requirement; or (iii) in case the Minimum Capital Requirement is an event, such event occurs; or (iv) a breach of the Solvency Capital Requirement has occurred and such breach has not been remedied within a period of three months from the date on which the breach was first observed. The conversion price was set at EUR 2.994 per common share and will be adjusted upon occurrence of dilutive events like stock splits, extra ordinary dividend or stock dividend, rights issues and others. A reduction of the conversion price will result in an increase in the number of common shares to be issued.

The PCCS and other convertible securities may influence the market for Aegon’s common shares. For example, the price of Aegon’s common shares may become more volatile and may be depressed by the issue of common shares upon conversion of the PCCS and/or any convertible securities or by the acceleration by investors of any convertible securities (or other such securities) that Aegon may have issued. Negative price developments may also result from hedging or arbitrage trading activity by holders of such convertible securities that may develop involving such convertible securities (or other such securities) and Aegon’s common shares. Any such developments may negatively affect the value of Aegon’s common shares.

Underwriting risks

Pricing risk

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

There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both IFRS and Solvency II reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may reduce Aegon’s income and solvency ratio. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are

Aegon Annual Report on Form 20-F 2019

372	Additional information Risk factors Aegon N.V.

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

The sensitivity of Aegon’s net income and shareholders’ equity to changes in various underwriting risks is provided in the notes to the consolidated financial statements, note 34 ‘Insurance contracts’ of Aegon’s Annual Report 2019.

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

Certain products, particularly Aegon’s variable annuity products and defined benefit pension business in the Netherlands, include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be in excess of account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. As a result, a drop in the value of underlying assets or more volatile markets could result in an increase in the valuation of Aegon’s liabilities associated with these products. An increase in these liabilities may decrease its net income. Aegon uses a variety of hedging and risk management strategies to mitigate these risks. However, these strategies may not be fully effective.

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

Aegon Annual Report on Form 20-F 2019

373	Additional information Risk factors Aegon N.V.

Product development risk

Aegon regularly develops new financial products to remain competitive in its markets and to meet the expectations of its customers. If customers do not achieve expected returns on those products, Aegon may be confronted with litigation and negative publicity.

Aegon may face law suits from customers and experience negative publicity if Aegon’s products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such litigations. Any such litigations may have a materially adverse effect on Aegon’s results of operations, corporate reputation and financial condition.

Reinsurance risk

Reinsurance may not be available, affordable or adequate to protect Aegon against losses.

As part of Aegon’s overall risk and capital management strategy, Aegon purchases reinsurance for certain risks underwritten by Aegon’s various business segments. Market conditions beyond Aegon’s control determine the availability and cost of the reinsurance protection Aegon purchases. In addition, interpretations of terms and conditions may differ over time from anticipated coverage as contracts extend for decades, which may lead to denials of coverage and potentially protracted litigation, the eventual outcome of which may be uncertain.

Catastrophe risk

Catastrophic events, which are unpredictable by nature, may result in material losses and abruptly and significantly interrupt Aegon’s business activities.

Aegon’s operating results and financial position may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions, and other catastrophes. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Aegon is also exposed to the risk of a pandemic (such as Asian Flu, SARs, or COVID-19) occurring in one of the countries in which Aegon operates or globally. Generally, Aegon seeks to reduce its exposure to these events through individual risk selection, monitoring risk accumulation, and purchasing reinsurance, as well as strong health and safety practices to protect employees. However, such events may lead to considerable financial losses to Aegon’s businesses. These catastrophic events may also lead to adverse market movements which increase the adverse impacts on Aegon’s financial position. Furthermore, natural disasters, pandemics, terrorism, civil unrest, military actions and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel and information about Aegon and its clients. If its business continuity plans have not included effective and sufficient contingencies for such events, Aegon may experience business disruption and damage to corporate reputation and financial condition for a substantial period of time.

Operational risks

Business risk

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

Aegon Annual Report on Form 20-F 2019

374	Additional information Risk factors Aegon N.V.

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

Aegon may not be successful in managing its exposure to climate risk and adequately adapting investment portfolios for the transition to a low-carbon economy.

Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. Climate risks can be grouped into physical risks and transition risks. Physical risks relate to losses from overall climate changes (i.e. changing weather patterns and sea level rise) and acute climate events (i.e. extreme weather and natural disasters). These physical risks impact property & casualty (P&C) insurance, but also life insurance, for instance through higher than expected mortality rates. Losses can also follow from credit risk and collateral linked to the mortgage portfolio. Aegon is exposed to mortality risk and mortgage underwriting

Aegon Annual Report on Form 20-F 2019

375	Additional information Risk factors Aegon N.V.

risks and has limited exposure to P&C risk, including catastrophic risk. Beyond insured losses, climate change may have disrupting and cascading effects on the wider economy. Transition risks are those arising from the shift to a low-carbon economy. These risks are a function of policy and regulatory uncertainty, including political, social and market dynamics and technological innovations. Transition risks can affect the value of assets and investments portfolios. Furthermore, it cannot be ruled out that Aegon itself is unable to adjust to environmental and sustainability goals. Linked to both the physical and the transition risks, there could also be litigation and reputational risks following from not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks. The risks can relate both to Aegon and the companies in which it invests.

Given the significant uncertainties related to climate change impacts and the long-term nature of the issue, it cannot be ruled out that climate change may lead to losses to Aegon’s businesses, the investment portfolios it manages and to its corporate reputation. More details on Aegon’s responsible investment and climate change activities can be found in the strategy and TCFD sections of this annual report.

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

Information technology risk

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

Aegon relies heavily on computer and information systems and internet and network connectivity to conduct a large portion of its business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt Aegon’s business operations, damage Aegon’s reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect Aegon’s results of operations, financial condition and cash flows.

The information security risk that Aegon faces includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack Aegon’s systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and its applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

Aegon Annual Report on Form 20-F 2019

376	Additional information Risk factors Aegon N.V.

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

Large, global financial institutions such as Aegon have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond Aegon’s control. If Aegon fails to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that Aegon has experienced are believed to have been the result of e-mail phishing attacks targeted at Aegon’s business partners and commercial customers. This in turn led to unauthorized use of valid Aegon website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, Aegon has also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between different Aegon country units. Although to Aegon’s knowledge these events have thus far not been material in nature, Aegon management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that Aegon takes will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

Aegon maintains cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that Aegon may suffer.

Modelling risk

Inaccuracies in econometric, financial or actuarial models, or differing interpretations of underlying methodologies, assumptions and estimates, could have a significant adverse effect on Aegon’s business, results of operations and financial condition.

Aegon uses econometric, financial and actuarial models to measure and manage multiple types of risk, to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon’s operations. Aegon has a model risk management framework in place to manage modelling risk. If, despite this framework, models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have a adverse effect on Aegon’s business, financial condition and results.

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

Aegon Annual Report on Form 20-F 2019

377	Additional information Risk factors Aegon N.V.

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

Third Party risk

Issues with third party providers (outsourcing partners and suppliers), including events such as bankruptcy, disruption of services, standards of service level agreements not upheld may adversely impact Aegon’s operational effectiveness and financial condition

As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, finance and actuarial services, investment management services and policy administration operations to third-party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third-party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer an information security or data privacy breach, Aegon may not realize the productivity improvements or cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternate provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences, all of which could have a material adverse effect on Aegon’s results of operations. In addition, Aegon’s reliance on third-party providers does not relieve Aegon of its responsibilities and requirements. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly, time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third-party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.

Data privacy risk

A breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by Aegon. For example, certain of our businesses are subject to laws and regulations enacted by US federal and state governments, the EU or other non-US jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or information security of the information of customers, employees or others. Effective May 25, 2018, the General Data Protection Regulation (GDPR) took effect in the EU. Compared to the previous directive, the GDPR, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provides for significantly increased penalties for non-compliance. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other US laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the US, including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering or have already enacted enhanced information security risk management and privacy rules and regulations. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the information of our clients and business partners. Aegon, and numerous of its systems, employees and business partners have access to, and routinely process, the personal information of consumers and employees. Aegon relies on various processes and controls to protect the confidentiality, integrity and availability of personal information and

Aegon Annual Report on Form 20-F 2019

378	Additional information Risk factors Aegon N.V.

other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of an unauthorized information security attack. If Aegon fails to maintain adequate processes and controls or if Aegon or its business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage Aegon’s reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations. In addition, Aegon analyses personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future across Aegon’s operations. Such restrictions and obligations could have material impacts on Aegon’s business, financial conditions and/or results of operations.

People risk

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

Political, Regulatory and Supervisory

Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis, which may impact Aegon’s financial position and/ or decrease Aegon’s returns on its products.

Prudential regulatory requirements such as with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds as such and the regulatory treatment of investments may change, which could require Aegon to increase technical provisions, hold higher amounts of regulatory capital and subject it to more stringent requirements with respect to investments and/or own funds. Important examples include changes to applicable capital requirements by the European Union and/or EIOPA, the National Association of Insurance Commissioners (NAIC) in the US or US state regulators or local regulators in other jurisdictions in which Aegon’s subsidiaries operate. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition.

Prudential regulatory requirements may not only apply to the individual entities in the Aegon Group but may additionally apply at Group level or apply to part of the Group. Consequently, those requirements may have different, and more or less meaningful, impact depending on their scope. Important examples of such requirements are Solvency II group supervision and consolidated requirements resulting from the Capital Requirements Directive (CRD) and the Capital Requirements Regulation (CRR), as applied to groups containing bank and/or asset management activities.

The way such requirements are applied to groups like Aegon has an impact on the Group’s capital position, as well as on the availability of capital at a Group level. Changes to prudential regulatory requirements may have an impact on Aegon’s competitive position versus companies that are not subject to these or similar requirements at Group level. As an example, as part of the Solvency II group calculation, Aegon applies a specific methodology for its US insurance and reinsurance subsidiaries at Group level, in addition to the requirements to which these subsidiaries are subject under their local prudential regime. This methodology is approved by Aegon’s group supervisor, De Nederlandsche Bank N.V. (DNB), but remains subject to annual review. Changes to this methodology

Aegon Annual Report on Form 20-F 2019

379	Additional information Risk factors Aegon N.V.

might have an impact on Aegon’s capital position, as calculated under Solvency II group requirements and/or the manner in which DNB otherwise exercises group supervision on Aegon, for example through more stringent requirements with respect to intra-group transactions, risk concentrations and reporting.

There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon’s financial position and results:

◆	Capital adequacy requirements resulting from the further development of the Insurance Capital Standards (ICS), as part of the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame), which may lead to regulations that could increase capital needs for Internationally Active Insurance Groups such as Aegon, and other requirements that would not be applicable to all (re)insurance companies and as a result distort a level playing field;

◆	A further review of the Solvency II framework, referred to as the Solvency II 2020 review that has recently commenced. EIOPA has recently published an extensive draft technical advice on a broad range of topics within the Solvency II framework, for consultation among stakeholders. The impact on Aegon’s financial position and results depends on the final technical advice to the European Commission, and the extent to which the EIOPA advice will be taken over by the European Commission and the European co-legislators;

◆	The NAIC’s requirements with respect to risk-based capital, the NAIC continues to review the risk-based capital (RBC) charges for invested assets. Additionally, the NAIC has an ongoing project to review longevity risk. These initiatives or other regulatory changes to capital factors may lead to higher risk-based charges. In addition, the NAIC formed the Group Capital Calculation (E) Working Group charged with constructing a US group capital calculation (GCC) using an RBC aggregation approach that would be used by regulators as a monitoring tool. The results of the GCC could impact the translation of RBC in the Group capital ratio for the United States; and

◆	US state insurance regulators’ perspectives on the use and value of captive insurance companies. Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies issued before the adoption of principle-based reserves, including universal life with secondary guarantees and level term life insurance. These structures have been utilized to finance certain regulatory reserves at a lower cost. To the extent that state insurance regulations restrict or require insurers to restate the valuation of the assets used to finance these structures, this could increase costs or reduce capital.

In addition to requirements imposed by regulatory and/or supervisory authorities, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s regulated subsidiaries for Aegon Group and/ or its regulated subsidiaries to maintain their desired credit ratings.

The application of these capital standards and changes thereto could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted.For further detail on developments in these areas, we refer to the section ‘‘Regulation and supervision’’ of Aegon’s Integrated Annual Report 2019.

Changes in accounting standards may affect Aegon’s reported results, shareholders´ equity and dividend.

Aegon’s financial statements are prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results, financial condition, shareholders’ equity and dividend. This includes the level and volatility of reported results and shareholders’ equity. New accounting standards that are likely to have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include, but are not limited to, IFRS 9 – Financial Instruments and IFRS 17 – Insurance Contracts.

The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014, which was endorsed by the European Union in November 2016. The IASB issued IFRS 17 Insurance Contracts in May 2017. The Standard will replace IFRS 4, which was intended as an interim solution and allowed insurers to continue to use accounting principles that they had applied prior to the initial adoption of IFRS. In November 2018, the IASB agreed to start the process to amend IFRS 17 to defer the mandatory effective date of IFRS 17 by one year (original effective date was January 1, 2021). Subject to IASB due process, entities will be required to apply IFRS 17 for annual periods beginning on or after January 1, 2022. As a consequence of the IFRS 17 deferral, the IASB also agreed to revise the fixed expiry date of the temporary exemption from IFRS 9 in IFRS 4 to allow entities to continue applying the temporary exemption from IFRS 9 until January 1, 2022. As this decision is still subject to IASB due process, this could lead to another year of deferral.

Aegon Annual Report on Form 20-F 2019

380	Additional information Risk factors Aegon N.V.

An implementation project was started soon after the publication of the new Standard. Currently no choices have been made as to the accounting policy options provided in IFRS 17, however, it is expected that the impact of the initial application on Aegon’s financial statements is significant.

Further details are provided in the notes to the consolidated financial statements, note 2 ‘Summary of significant accounting policies’.

Local statutes and regulators may limit the amount of dividends paid by Aegon’s subsidiaries to Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations.

Aegon’s ability to make payments on debt obligations and pay operating expenses is dependent upon the receipt of dividends from subsidiaries. Some of these subsidiaries are subject to regulatory restrictions that can limit the payment of dividends. In addition, local regulators, may decide to impose further restrictions to dividend payments, which may affect Aegon’s ability to satisfy its debt obligations or pay its operating expenses.

Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial position.

The Dutch Act on Recovery & Resolution for Insurers (‘R&R Act’) allows DNB to intervene in situations where a Dutch insurer or reinsurer is faced with financial difficulties. The powers under the R&R Act may also extend to the level of the Group and to entities, other than insurance or reinsurance entities in the Netherlands, which are part of the Group, such as Aegon N.V.

In addition, the R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group to remove, ex ante, material impediments to effective resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition to start certain business activities, change the legal or operational structure of the Group, or securing certain critical business lines). The use of this tool may adversely affect Aegon’s business, results of operations and financial position.

Furthermore, to parts of the Aegon Group, in particular Aegon Bank N.V., the framework of the EU Directive on the recovery and resolution of credit institutions and investments firms (the ‘Bank Recovery and Resolution Directive’) is applicable. The Bank Recovery and Resolution Directive contains provisions that, in certain specific circumstances, where both Aegon Bank N.V. and Aegon N.V. fail or are likely to fail, could be applied to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors.

Lastly, when the stability of the financial system is threatened by the situation of a financial institution the Dutch Minister of Finance may intervene immediately, in which case legal or statutory provisions, applicable to the financial institution, might be surpassed. The intervention measures available to the Minister of Finance include, in particular, the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial instruments. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.

There is a risk that the possible exercise of powers, or any perceived exercise of powers, by DNB or the Ministry of Finance could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. The R&R Act and the regime of the Bank Recovery and Resolution Directive are described in more detail in the section ‘Regulation and supervision’ of Aegon’s Integrated Annual Report 2019.

The United Kingdom (UK) leaving the European Union (‘Brexit’) may affect Aegon’s results and financial condition.

Since January 31, 2020, the United Kingdom is no longer a member of the European Union. It is currently uncertain if the UK and EU will succeed in reaching an agreement on the future trade relationship before December 31, 2020, and if they do, what that relationship would look like. This means that the implications of ‘Brexit’ remain unclear, with respect to the European integration process, the relationship between the UK and the European Union, and the impact on economies and businesses. Aegon has assessed possible outcomes, the risks and prepared possible contingency measures, including in particular, related to a hard Brexit (no-deal) scenario. Despite these efforts, Aegon could be adversely impacted by unexpected developments and market developments such as increased exchange rate movements of the UK pound versus the euro and higher financial market volatility in general due to increased uncertainty, any of which could reduce the value or results of Aegon’s operations. Aegon could also be adversely impacted

Aegon Annual Report on Form 20-F 2019

381	Additional information Risk factors Aegon N.V.

should ‘Brexit’ result in the UK moving away from agreed and implemented EU legislation like, but not limited to, Solvency II regulations and financial services legislation.

Legal and Compliance

Legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

Aegon faces significant risks of litigation as well as regulatory investigations and actions relating to its and its subsidiaries’ businesses as well as Aegon’s compliance with regulations applicable to it as a corporate entity.

Insurance companies and their affiliated regulated entities are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups in the jurisdictions in which Aegon does business, including the United States, the Netherlands, and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; transparency and adequacy of product disclosures including regarding initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti- bribery and economic sanctions compliance.

Government and regulatory investigations may result in the institution of administrative, injunctive or other proceedings and/ or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. Regulators may also seek changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries.

Customers of certain of Aegon’s products bear significant investment risks with respect to those products, which are affected by fluctuations in equity markets as well as interest rate movements. When investment returns disappoint, are volatile, or change due to changes in the market or other relevant conditions, customers may threaten or bring litigation against Aegon.

The existence of potential claims may remain unknown for long periods of time after the events giving rise to such claims. Determining the likelihood of exposure to Aegon and the extent of any such exposure may not be possible for long periods of time after Aegon becomes aware of such potential claims. Litigation exposure as well may develop over long periods of time; once litigation is initiated, it may be protracted and subject to multiple levels of appeal, which can lead to significant costs of defense, distraction, and other constraints.

In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under claims of bad faith, which can result in tort, punitive and/or statutory damages. Damages alleged may not be quantifiable or supportable or may have no relationship to economic losses or final awards. As a result, Aegon cannot predict the effect of litigation, investigations or other actions on its businesses.

Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon’s businesses, results of operations, cash flows and financial position. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements, including payments or changes to business practices, even if Aegon believes the underlying claims are without merit.

Several US insurers, including Aegon subsidiaries, have been named in class actions, as well as individual litigation, relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. In one such class action against an Aegon subsidiary pending in the US federal district court for the Central District of California, which arose from increases implemented in 2015-2016, the parties agreed to settle the case. In January 2019, the court approved the settlement. While less than 1% of policyholders opted out of the settlement, they represent approximately 43% of the value of the settlement fund. The individual opt out cases and disputes are on-going. Resolution of this class action ended a number of other related cases, including other related class actions. In addition, Aegon’s subsidiary is facing class action and individual lawsuits arising out of MDR increases implemented in 2017-2018. In the only individual case against Aegon’s subsidiary to reach trial (in 2017), a jury found that a 2013 increase to a certain group of policies was improper. That case is on appeal.

Aegon Annual Report on Form 20-F 2019

382	Additional information Risk factors Aegon N.V.

In addition, insurance companies and their affiliated regulated entities may face lawsuits that threaten their business models. For example, several US-based Aegon subsidiaries are defendants in a class action alleging that the business model improperly characterizes distributors as independent contractors instead of employees. Depending on the outcome, this lawsuit, along with similar claims against other companies, as well as regulatory action, could necessitate a change in the business model and/or could result in a significant settlement or judgment.

In the Netherlands, unit linked products (beleggingsverzekeringen) have been controversial and the target of litigation since 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. Aegon also decided to reduce future policy costs for the large majority of its unit-linked portfolio. Some of the unit linked products are still involved in ongoing litigation. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. In June 2017, the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force. Most of the claims of Vereniging Woekerpolis.nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. Aegon expects the claims and litigation, whether collective or on an individual basis and in court or through alternative dispute resolution mechanisms, on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon.

Lawsuits have also been brought against providers of securities leasing products (aandelenlease producten). Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (remisier) that advised on the sale of the institution’s products, was not properly licensed. It also upheld the ruling of the Court of Appeals that a higher compensation might be payable in those circumstances, regardless of the financial position of the customer at the time of entering into the securities leasing contract. In July 2016, consumer interest group Stichting Platform Aandelenlease filed a mass claim against Aegon Bank regarding securities leasing product Sprintplan. Allegations include, among other things, a lack of a proper license of the brokers involved. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. In February 2020, the Court of Appeal rejected all claims filed by platform Aandelenlease against Aegon Bank. Platform Aandelenlease may appeal in cassation against this ruling.

In the Netherlands Aegon is also involved in claims for compensation and the cancellation or nullification of contracts concerning the Vliegwiel product, a variation on securities leasing products (without a built-in guarantee) of which a total of 63,000 contracts have been offered by an Aegon subsidiary in the Netherlands in the period between 1997 and 2002. All Vliegwiel contracts have expired. Currently, proceedings are pending before the Dutch courts and the Complaint Institute for Financial Services (‘Klachteninstituut Financiële Dienstverlening’), with numerous cases having been initiated by Leaseproces B.V., a company that represents a large number of claimants.

There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations, competitive position, reputation, and financial position. For additional information on proceedings in which Aegon is involved, refer to the notes to the consolidated financial statements, note 45 ‘Commitments and contingencies’ of Aegon’s Integrated Annual Report 2019.

Changes in government regulations in the countries in which Aegon operates may affect profitability.

Aegon’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients of these operating companies (e.g. policyholders), rather than holders of Aegon shares, capital securities and debt instruments. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, the profitability of its businesses and the products it offers. Additionally, the laws or regulations adopted or amended from time to time may impose greater restrictions on Aegon’s financial flexibility and operations or may result in higher costs to operate than currently is the case, including but not limited to financial and accounting requirements; information security, data privacy, transfer, storage, and usage requirements; modeling and other actuarial requirements and standards; investments, reserves, and financial management.

Aegon Annual Report on Form 20-F 2019

383	Additional information Risk factors Aegon N.V.

Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to its businesses and legal entities. Failure to comply with or to obtain appropriate exemptions under any applicable laws and regulations may result in restrictions on Aegon’s ability to do business in one or more of the jurisdictions in which Aegon operates and may result in fines and other sanctions, which may have a materially adverse effect on Aegon’s businesses, financial position or results of operations.

Certain key regulatory proposals that could materially impact Aegon’s financial condition and results of operations are described below.

Regulatory changes include preventive and corrective supervisory measures that aim to address macro-prudential concerns, referred to in the Holistic Framework for Systemic Risk in the Insurance Sector, as adopted by the IAIS in November 2019. Aegon was designated a Global Systemically Important Insurer (G-SII) by the FSB in 2015. The FSB, in consultation with the IAIS, has decided to suspend G-SII identification as from the beginning of 2020 and in November 2022 will, based on the initial years of implementation of the holistic framework, review the need either to discontinue or re-establish an annual identification of G-SIIs.

In addition, the ComFrame, which was adopted in November 2019 by the IAIS, establishes minimum supervisory standards and guidance on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs) and builds on the IAIS Insurance Core Principles (a set of principles that is applicable to all insurers). Therefore, IAIGs may be subject to additional standards that other insurers or other insurance groups are not subject to.

The development of ComFrame and the holistic framework may cause Aegon to engage in transactions that affect capital or constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and increase the cost to Aegon of offering certain products resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted.

In the United States, the Patient Protection and Affordable Care Act (PPACA) adopted in 2010 has been challenged in whole or in part since its adoption. Changes to the PPACA and to other laws and regulations impacting the US health insurance industry could have a material effect on Aegon’s financial condition, results of operations, and competitive position. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of any such changes may significantly impact Aegon USA’s supplemental health insurance products business. The extent of any such changes or the corresponding impact on Aegon USA’s supplemental health insurance business cannot be determined at this time.

On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), a new rule requiring broker-dealers and investment advisers to only recommend financial products to their customers that are in their customers best interest, and to clearly identify any potential conflicts of interest and financial incentives the broker-dealer may have in connection with the sale of such products. In addition, since the Department of Labor (DOL) Fiduciary Rule was vacated in July 2018, several states have moved forward with developing their own similar rules and proposals, which in some instances substantially broaden the standard of care traditionally owed by broker-dealers and/or insurance agents to their clients.

The foregoing regulations and proposed regulations, along with any future regulations by the states that impose new, heightened, conflicting or differing standards of care or restrictions on broker-dealers, insurance agents, or advisers, could have a material impact on annuity sales and, as applicable, life insurance sales.

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect Aegon’s ability to sell new policies or claims exposure on existing policies.

The introduction of state-run retirement programs for private-sector employees in the United States could directly compete with private-market retirement plans. More than 30 US states have considered legislation that would establish state-run plans but fewer than 10 states have enacted legislation, and among those, even fewer have actually implemented them. Federal ERISA law raises questions as to whether such plans are pre-empted by ERISA.

In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance costs and other ongoing business expenses and have a materially adverse effect on Aegon’s businesses, results of operations or financial condition.

Aegon Annual Report on Form 20-F 2019

384	Additional information Risk factors Aegon N.V.

Tax risks may adversely affect Aegon’s businesses and profitability.

Aegon is subject to the substance and interpretation of tax laws in all countries in which Aegon operates or invests. The majority of tax risks relate to both Aegon’s products and its businesses, that would materialise due to changes in (i) tax laws, (ii) interpretation of tax laws, (iii) later jurisprudence or case law, or (iv) the introduction of new taxes or tax laws. These tax risks include for example the risk of changes in tax rates, changes in loss carry-over rules and changes in customer taxation rules.

Tax risks also include the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage compliance tax risks potentially leads to inaccurate, incomplete or untimely tax returns. Materialisation of those risks would lead to non-compliance, and potentially increased tax charges, penalties and interest. Failure to manage reporting risks, may lead to tax positions in financial reporting that do not represent a true and fair view.

Most of Aegon’s insurance products enjoy certain policy holder tax advantages. This permits, for example, the build-up of earnings on gross premium amounts with deferred taxation, if any, when the accumulated earnings are actually paid to our customers. Legislators have, from time to time, considered possible legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate this deferral of taxation. This may have an impact on insurance products and sales.

With regard to the before described compliance and reporting tax risks, controls are in place to mitigate the risk exposure. The risk response depends on the type of risk, likelihood and impact analysis and chance of repetition and reputation damage. Controls are assessed on design and operational effectiveness (Risk Control Self-Assessment).

Overall, tax risks may have a materially adverse effect on Aegon’s businesses, profits, capital and financial condition.

Judgments of US courts may not be enforceable against Aegon in Dutch courts.

There is no treaty between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the US federal securities laws, may not be enforceable in Dutch courts. Therefore, Aegon’s investors that obtain a judgment against Aegon in the United States may not be able to require Aegon to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment, or, if possible, the US investor has brought a successful original action in a Dutch court.

Aegon may not manage risks associated with the reform and replacement of benchmark rates effectively.

Aegon recognizes that the reform of IBORs (Interbank Offered Rates) and any transition to replacement rates entail risks for all our businesses across our assets and liabilities. These includes, but are not limited to:

◆	Legal risks, as Aegon is required to make changes to documentation for new and existing transactions, such as funding instruments issued with an IBOR reference and derivatives held with an IBOR reference;

◆	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates, such as derivatives and floating rate notes, issued by, or invested in by Aegon;

◆	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some funding instruments or investments;

◆	Operational risks, due to the potential requirement to adapt informational technology systems, trade reporting infrastructure and operational processes; and

◆	Conduct risks, relating to communication with potential impact on Aegon’s customers, and engagement during the transition period.

Various supranational institutions, central banks, regulators, benchmark administrators and industry working groups play a role in the benchmark reform and the preparation for the replacement of IBORs. At this moment there is still a lot of uncertainty around liquidity development, and the timetable and mechanisms for implementation, including application of spread adjustments to the alternative reference rates. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect Aegon. However, the implementation of alternative reference rates may have a material adverse effect on Aegon’s business, financial condition, customers and operations.

Aegon Annual Report on Form 20-F 2019

385	Additional information Risk factors Aegon N.V.

Aegon may not be able to protect its intellectual property and may be subject to infringement claims.

Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property or defend itself against a claim of infringement of a third-party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a materially adverse effect on Aegon’s businesses, results of operations, financial condition and Aegon’s ability to compete. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third-party’s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon Annual Report on Form 20-F 2019

386	Additional information Compliance with regulations

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

In the UK and the Netherlands, Aegon maintained a limited number of plans that are reportable under Section 219. The non-US based subsidiaries of Aegon N.V. do operate in compliance with applicable laws and regulations of the jurisdictions where they conduct business.

Aegon UK has six UK resident customers who have one active Individual Pension Plan (IPP) and are UK-based employees of a British registered charity that appears on the Specially Designated Nationals (SDN) List with the identifier Specially Designated Global Terrorist [SDGT]; the charity made contributions to the pensions. The customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 14,268 as at February 5, 2020, and regular monthly contributions of GBP 69.41 are being received into this policy. IPP #2 has a value of GBP 5,948 as at February 5, 2020, and regular monthly contributions of GBP 18.61 are being received. IPP #3 has a value of GBP 244,158 as at February 5, 2020, and regular monthly contributions of GBP 527.91 are being received. IPP #4 has a value of GBP 11,218 as at February 5, 2020, and no further contributions are being received. IPP #5 has a value of GBP 51,746 as at February 5, 2020, and no further contributions are being received. IPP #6 has a current value of GBP 10,580 as at February 5, 2020, and no further contributions are being received. The related annual net profit arising from these contracts, which is difficult to calculate with precision, is estimated to be no greater than GBP 10,130.

In the Netherlands, Aegon Levensverzekering N.V. has one Dutch resident customer who is a party subject to US sanctions for whom two active IPPs and one individual life investment linked insurance policy are held. This person is on the Foreign Sanctions Evaders List (‘FSE List’) with Regard to Syria and is listed on the SDN and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 and are identified with the program tags [FSE-IR] and [FSE-SY]. The customer is not subject to sanctions in the Netherlands or EU.

IPP #1 and #2 are lifelong annuity plans which start at the retirement age of 65 (January 2023). The annual pensions benefits as of January 1, 2023 for policy #1 will be EUR 560.64 gross per year and for #2 EUR 34.11 gross per year. The contributions into these policies ended in the 1980’s. The related annual net profit arising from these two contracts is negligible.

The individual life investment linked insurance policy has a value of EUR 68,505 as of January 1, 2020, and regular monthly contributions of EUR 198.60 are being received; all contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands; the individual is not subject to sanctions in the Netherlands or EU. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year.

Aegon Annual Report on Form 20-F 2019

387	Additional information Property, plant and equipment

Property, plant and equipment

Aegon owns 10 offices located throughout the United States with a total square footage of 1.2 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.3 million. Aegon’s principal offices in the United States are located in Denver, CO; Cedar Rapids, IA; Atlanta, GA; Baltimore, MD; Harrison, NY, and Plano, TX.

Other principal offices owned by Aegon are located in The Hague, the Netherlands and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Amsterdam, Leeuwarden and Groningen), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

The offer and listing

The principal market for Aegon’s common shares is Euronext Amsterdam, where they are listed under the symbol ‘AGN’.

Aegon’s common shares are also listed on NYSE New York under the symbol ‘AEG’. Aegon’s common shares B are not listed to trade on any securities market.

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

Aegon Annual Report on Form 20-F 2019

388	Additional information Employees and labor relations

Employees and labor relations

At the end of 2019, Aegon had 23,757 employees. Approximately 36% are employed in the Americas, 38% in Europe, 19% in Asia and 6% in Asset Management. Note that employees of the Holding are included in Europe.

All of Aegon’s employees in the Netherlands, other than senior management, are covered by the collective labor agreement of Aegon NL. Aegon, the unions and the Dutch Central Works Council are working closely together in the co-creation steering group to come to new agreements. The current collective labor agreement has a duration of two years. Aegon has experienced no significant strike, work stoppage or labor dispute in recent years.

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

A break-down of the number of employees is provided below:

	2019	2018	2017

Americas	8,570	8,824	10,951

The Netherlands	3,998	3,938	3,460

United Kingdom	2,261	3,135	3,435

Southern and Eastern Europe	2,853	2,837	2,947

Asia	4,540	6,344	6,025

Asset Management	1,535	1,464	1,500

	23,757	26,543	28,318

Of which Aegon’s share of employees in joint ventures and associates	5,162	6,854	6,497

See note 14 Commissions and expenses of the Notes to the consolidated financial statements of this Annual Report for a description of employee expenses.

Aegon Annual Report on Form 20-F 2019

389	Additional information Dividend policy

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

Holders of common shares historically have been permitted to elect to receive dividends, if any, in cash or in common shares. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. Aegon pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., Aegon’s NYSE paying agent, based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (‘CEST’)) on the US-ex dividend day.

Aegon Annual Report on Form 20-F 2019

390	Additional information Memorandum and Articles of Association

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages 36-40).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

◆	All shares are in registered form;

◆	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;

◆	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;

◆	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement[1], Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;

◆	All shares have the right to participate in Aegon’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account;

◆	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;

◆	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;

◆	There are no sinking fund provisions;

◆	All issued shares are fully paid-up; so there is no liability for further capital calls; and

◆	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

◆	The common shares are listed; the common shares B are not listed;

◆	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and

◆	A repayment on common shares B needs approval of the holders of common shares B.

◆	A transfer of common shares B requires approval of the Supervisory Board of Aegon N.V.

1	The Voting Rights Agreement is published on Aegon’s corporate website.

Aegon Annual Report on Form 20-F 2019

391	Additional information Memorandum and Articles of Association

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

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences between Dutch and US company laws’ included in the Corporate Governance section of this Annual Report (see page 40).

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

Aegon Annual Report on Form 20-F 2019

392	Additional information Taxation

Taxation

This chapter contains the following two sections:

i Dutch tax consequences to holders of shares

ii United States tax consequences to holders of shares

i Dutch tax consequences to holders of shares

The following section outlines certain material Dutch tax consequences of the acquisition, holding, redemption and disposal of Aegon common shares, but does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant. This section is intended as general information only and each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in Aegon common shares.

This section is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date hereof, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This section does not address the Dutch corporate and individual income tax consequences for:

i.	Investment institutions (fiscale beleggingsinstellingen).

ii.	Pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Dutch corporate income tax.

iii.

Corporate holders of Aegon common shares, the shareholding of which qualifies for the participation exemption (deelnemingsvrijstelling) of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or would qualify for the participation exemption had the corporate holders of the Aegon common shares been resident in the Netherlands. Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital.

iv.

Holders of Aegon common shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Aegon and holders of Aegon common shares of whom a certain related person holds a substantial interest in Aegon. Generally speaking, a substantial interest in Aegon arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total of capital issued by Aegon or 5% or more of the issued capital of a certain class of Aegon shares, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit-sharing rights in Aegon.

v.

Persons to whom the Aegon common shares and the income from the Aegon common shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

vi.

Entities which are resident in Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba, to which permanent establishment or permanent representative the Aegon common shares are attributable.

vii.

Holders of Aegon common shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of these shares or of the benefits derived from or realized in respect of the Aegon common shares.

viii.	Individuals to whom Aegon common shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this section refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Dividend withholding tax

Withholding requirement

Aegon is required to withhold 15% Dutch dividend withholding tax in respect of dividends paid on its common shares. Dutch dividend withholding tax will be withheld from the gross dividends paid on the Aegon common shares. In the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

i.	Direct or indirect distributions of profit, regardless of their name or form.

ii.

Liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes, unless a particular statutory exemption applies.

iii.

The nominal value of new common shares issued to a holder of Aegon common shares or an increase of the nominal value of Aegon common shares, except insofar as the (increase in the) nominal value of Aegon common shares is funded out of its paid-in capital as recognized for Dutch dividend withholding tax purposes.

Aegon Annual Report on Form 20-F 2019

393	Additional information Taxation

iv.

Partial repayments of paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term ‘qualifying profits’ includes anticipated profits that have yet to be realized.

Residents of the Netherlands

If a holder of Aegon common shares is a resident, or deemed to be a resident of the Netherlands for Dutch corporate or individual income tax purposes, Dutch dividend withholding tax which is withheld with respect to proceeds from Aegon common shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes.

Non-residents of the Netherlands

If a holder of Aegon common shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is a resident for the purposes of such treaty, such holder may, depending on the specific terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend withholding tax.

A refund of Dutch withholding dividend tax is available to an entity resident in another EU member state, Norway, Iceland, or Liechtenstein if:

◆	This entity is not subject to corporate income tax there;

◆	This entity would not be subject to Dutch corporate income tax, if this entity would be tax resident in the Netherlands for corporate income tax purposes; and

◆	This entity is not comparable to an investment institution (fiscale beleggingsinstelling) or exempt investment institution (vrijgestelde beleggingsinstelling).

Furthermore, a similar refund of Dutch dividend withholding tax may be available to an entity resident in another country, under the additional conditions that:

◆	The Aegon common shares are considered portfolio investments for purposes of article 63 (taking into account article 64) of the Treaty on the functioning of the European Union; and

◆	The Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

A (partial) refund of Dutch dividend withholding tax is available to a holder of Aegon common shares resident in another EU member state, Norway, Iceland or Liechtenstein if:

◆	This holder of Aegon common shares is not subject to Dutch individual income tax or Dutch corporate income tax with respect to the income from the Aegon common shares;

◆	Such Dutch dividend withholding tax is higher than the Dutch individual income tax or Dutch corporate income tax would have been had this holder of Aegon common shares been tax resident in the Netherlands, after taking into account a possible refund based on the Dutch Dividend Withholding Tax Act 1965 or a refund based on a treaty for the avoidance of double taxation with respect to taxes on income;

◆	No credit based on a treaty for the avoidance of double taxation with respect to taxes on income is granted in the state in which the holder of Aegon common shares is tax resident, for the full amount of Dutch dividend withholding tax withheld; and

◆	This holder of Aegon common shares does not have a similar function as an investment institution (fiscale beleggingsinstelling) or exempt investment institution (vrijgestelde beleggingsinstelling).

Furthermore, a similar refund of Dutch dividend withholding tax may be available to a holder of Aegon common shares resident in another country, under the additional conditions that:

◆	The Aegon common shares are considered portfolio investments for purposes of article 63 (taking into account article 64) of the Treaty on the functioning of the European Union; and

◆	The Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

US-residents

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under the Convention between the Kingdom of the Netherlands and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income 1992 (the US/NL Income Tax Treaty) may, under various specified conditions, be eligible for a reduction of the Dutch dividend withholding tax rate from 15% to 5% if the resident of the United States is a company which

Aegon Annual Report on Form 20-F 2019

394	Additional information Taxation

holds directly at least 10% of the voting power in Aegon. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Beneficial owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

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

Dutch dividend withholding tax upon redistribution of foreign dividends

Aegon must pay to the Dutch tax authorities all Netherlands dividend withholding tax it withholds on dividends it distributed with respect to the Aegon common shares. Provided certain conditions are met, Aegon may apply a reduction with respect to the withholding tax that it has to pay to the Dutch tax authorities. This reduction can be applied if Aegon distributes dividends that stem from dividends Aegon itself has received from certain qualifying non-Dutch subsidiaries, provided these dividends received by Aegon are exempt from Dutch corporate income tax and were subject to a withholding tax of at least 5% upon distribution to Aegon. The reduction is applied to the Netherlands dividend withholding tax that Aegon must pay to the Dutch tax authorities and not to the amount of the Dutch dividend withholding tax that Aegon must withhold. The reduction is equal to the lesser of:

i.	3% of the amount of the dividends distributed by Aegon that are subject to Dutch dividend withholding tax; and

ii.	3% of the gross amount of the dividends received during a certain period from the qualifying non-Dutch subsidiaries.

The amount of the above mentioned reduction of the withholding tax will be reduced on a pro rata basis to the extent that Aegon distributes dividends to entities that are entitled to a refund of the Dutch dividend withholding tax. This reduction does not apply in respect of dividends paid to entities that own less than 5% of the nominal paid-up capital of Aegon.

Corporate and individual income tax

Residents of the Netherlands

If a holder of Aegon common shares is a resident or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which Aegon common shares are attributable, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are generally taxable in the Netherlands (at up to a maximum rate of 25%) under the Dutch Corporate Income Tax Act 1969.

If an individual is a resident or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares are taxable at progressive rates (at up to a maximum rate of 49.5%) under the Dutch Income Tax Act 2001if:

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

If neither condition (i) nor condition (ii) above applies to the holder of the Aegon common shares, taxable income with regard to the Aegon common shares must be determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return on income from savings and investments is fixed at a percentage of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (1 January), insofar as the individual’s yield basis exceeds a certain threshold (heffingsvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of Aegon common shares less the fair market value of certain qualifying liabilities on 1 January. The fair market value of Aegon common shares will be included as an

Aegon Annual Report on Form 20-F 2019

395	Additional information Taxation

asset in the individual’s yield basis. The deemed return percentage to be applied to the yield basis increases progressively depending on the amount of the yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%.

Non-residents of the Netherlands

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Dutch corporate income tax purposes, such person is not subject to Dutch corporate income tax in respect of income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares, except if the person is not an individual and:

1

has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative Aegon common shares are attributable, or

2

other than by way of securities, is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable.

This income and these gains are subject to Dutch corporate income tax at up to a maximum rate of 25%.

If a person is neither a resident nor is deemed to be a resident of the Netherlands for Dutch individual income tax purposes, such person is not subject to Dutch individual income tax in respect of income derived from Aegon common shares and gains realized upon the redemption or disposal of Aegon common shares, except if the person is an individual that:

1

has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative Aegon common shares are attributable, or

2

realizes income or gains with respect to Aegon common shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands which include activities with respect to Aegon common shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or

3	is entitled to, other than by way of securities, a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise Aegon common shares are attributable.

Income and gains derived from Aegon common shares as specified under (1) and (2) by an individual are subject to individual income tax at up to a maximum rate of 49.5%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return on income from savings and investments (as described above under ‘Residents of the Netherlands’). The fair market value of the share in the profits of the enterprise (which includes Aegon common shares) will be part of the individual’s Netherlands yield basis.

Gift and inheritance tax

Residents of the Netherlands

Generally, gift tax (schenkbelasting) or inheritance tax (erfbelasting) will be due in the Netherlands in respect of the acquisition of Aegon common shares by way of a gift by, or on behalf of, or on the death of, a holder of Aegon common shares that is a resident or deemed to be a resident of the Netherlands for the purposes of the Dutch Gift and Inheritance Tax Act 1956 (Successiewet 1956) at the time of the gift or his or her death. A gift made under a condition precedent is for the purposes of the Dutch Gift and Inheritance Tax Act 1956 deemed to be made at the time the condition precedent is fulfilled and is subject to gift tax if the donor is, or is deemed to be, a resident of the Netherlands at that time.

A holder of Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch Gift and Inheritance Tax Act 1956 if he or she has been resident in the Netherlands and dies or makes a gift within ten years after leaving the Netherlands. A holder of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch Gift and Inheritance Tax Act 1956 if he or she has been resident in the Netherlands and makes a gift within a twelve-month period after leaving the Netherlands. The same twelve-month rule may apply to entities that have transferred their seat of residency out of the Netherlands.

Non-residents of the Netherlands

No gift or inheritance tax will arise in the Netherlands in respect of the acquisition of Aegon common shares by way of a gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch Gift and Inheritance Tax Act 1956. However, inheritance tax will be due in the case of a gift of Aegon common shares by, or on behalf of, a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch Gift and Inheritance Tax Act 1956, but such holder dies within 180 days after the date of the gift, and at the time of his or her death is a resident or deemed to be a resident of the Netherlands for the purposes of the Dutch Gift and Inheritance Tax Act 1956. A gift made under a condition precedent is deemed to be made at the time the condition precedent is fulfilled.

Aegon Annual Report on Form 20-F 2019

396	Additional information Taxation

The proposed financial transactions tax

A Financial Transactions Tax (FTT) is currently being considered by participating European Union Member States (Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia). The FTT would be levied on the acquisition of shares of listed companies which have their head office in a member state of the EU and market capitalization in excess of €1 billion on December 1 of the preceding year. The tax would be levied on the transfer of ownership when shares of listed public limited companies are acquired. Initial public offerings, market making and intraday trading would not be taxable. The tax rate would be no less than 0.2%.

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

ii United States tax consequences to holders of shares

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

◆	Financial institutions;

◆	Insurance companies;

◆	Dealers or traders in securities or currencies;

◆	Tax-exempt entities;

◆	Regulated investment companies;

◆	Persons that at any time hold the common shares as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US Federal income tax purposes;

◆	US expatriates and former citizens or long-term residents of the United States;

◆	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

◆	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;

◆	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and

◆	Holders that have a ‘functional currency’ other than the US dollar.

Further, this section does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares. This section also does not describe any tax consequences arising under the laws of any taxation jurisdiction other than the Federal income tax laws of the US Federal government.

This section is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this Annual Report. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this section, a ‘US holder’ is a beneficial owner of common shares that is, for US Federal income tax purposes:

◆	A citizen or individual resident of the United States;

◆	A corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

◆	An estate, the income of which is subject to US Federal income taxation regardless of its source;

Aegon Annual Report on Form 20-F 2019

397	Additional information Taxation

◆	A trust, if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust.

A non-US holder is a beneficial owner of common shares that is neither a US holder nor an entity treated as a partnership for US federal income tax purposes.

If an entity treated as a partnership for US Federal income tax purposes holds common shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding common shares and the partners in such partnerships should consult their tax advisors regarding the US Federal income tax consequences to them.

Distributions

The gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US holder with respect to common shares will be taxable to the US holder as a dividend. Such dividends will not qualify for the dividends received deduction otherwise allowable to corporations. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Certain ‘qualified dividend income’ received by certain non-corporate US holders is taxed at a maximum income tax rate of 20% under current law. Only dividends received from US corporations or from a ‘qualified foreign corporation’ and on shares held by a non-corporate US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. Aegon is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, Aegon should be considered a ‘qualified foreign corporation’ for this purpose. Accordingly, dividends paid by Aegon to non-corporate US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Each US holder should consult their tax advisor regarding the applicable tax rate.

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

Dividends received by a US holder with respect to common shares will be treated as foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a US holder’s Federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to ‘passive category income’ and ‘general category income’. Dividends distributed by Aegon generally will constitute ‘passive category income’, or, in the case of certain US holders, ‘financial services income’, which is treated as general category income. Each US holder should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

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

Aegon Annual Report on Form 20-F 2019

398	Additional information Taxation

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

Passive foreign investment company considerations

Aegon does not believe it is a passive foreign investment company (PFIC) and does not expect that it will become a PFIC in the foreseeable future. The US Treasury Department recently issued proposed regulations (the Proposed Regulations) addressing several PFIC rules whereby a US shareholder in certain non-PFICs may be treated as an indirect shareholder of any PFICs owned by such a non-PFIC. Although the proposed regulations may not be finalized in their current form, a taxpayer is generally permitted to apply these proposed regulations as long as it does so consistently. Aegon does not believe that a US holder would be treated as an indirect shareholder of a PFIC, if any, in which Aegon owns equity. However, this belief would be subject to significant uncertainty if such US holder chose to apply these proposed regulations. Proposed US Treasury regulations in general are subject to substantial review, comment and changes, and it cannot be concluded at this time that the Proposed Regulations will become effective in the form proposed.

Whether Aegon or any entities in which it owns equity is a PFIC is a factual determination that must be made annually after the close of each taxable year. If Aegon or an entity in which Aegon owns equity were treated as a PFIC and if a US holder were treated as an indirect shareholder of such a PFIC in any year during which a US holder owns equity in Aegon, certain adverse tax consequences could apply to such US holder. Investors should consult their tax advisors with respect to any PFIC considerations.

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

US withholding and information reporting

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

Aegon Annual Report on Form 20-F 2019

399	Additional information Purchases of equity securities by the issuer and affiliated purchasers

US and non-US holders may also be subject to withholding and/or reporting to the US Foreign Account Tax Compliance Act (FATCA) if they do not provide required documentation and certifications to the appropriate reporting agent. When documentation and certifications are required, they will generally be requested by the appropriate reporting agent.

Backup withholding and withholding under FATCA are not additional taxes. Any amounts withheld under the backup withholding rules from a payment to a US holder or a non-US holder generally may be claimed as a credit against such holder’s US Federal income tax liability provided that the required information is furnished to the US Internal Revenue Service (IRS). Investors should consult their tax advisors as to their qualification for exemption from backup withholding and withholding under FATCA.

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

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month

January 1 - 31, 2019	529	4.38	-	-

February 1 - 28, 2019	568	4.40	-	-

March 1 - 31, 2019	496	4.43	-	-

April 1 - 30, 2019	524	4.46	-	-

May 1 - 31, 2019	604	4.47	-	-

June 1 - 30, 2019	921	4.43	-	32,873,805 2)

July 1 - 31, 2019	29,187,143	4.55	29,186,648	3,687,157

August 1 - 31, 2019	3,687,774	4.34	3,687,157	-

September 1 - 30, 2019	995	3.64	-	43,149,667 3)

October 1 - 31, 2019	35,477,180	3.84	35,476,610	7,673,057

November 1 - 30, 2019	7,673,057	4.14	7,673,057	-

December 1 - 31, 2019	-	-	-	-

Total	76,029,791		76,023,472

[1]

The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and agent-related incentive programs. Excluding Aegon shares purchased by index funds controlled by Aegon. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index. Please refere to note 20 ‘Dividend per common share’ and to the section ‘Major shareholders’ in the ‘Other information’.

[2]	Share purchase program announced on June 19, 2019
[3]	Share purchase program announced on September 18, 2019

Aegon Annual Report on Form 20-F 2019

400	Additional information Principal accountant fees and services

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2019, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for services rendered by PwC in 2019, 2018 and 2017.

Fees independent public accountant

In million EUR	2019	2018	2017

Audit fees	32	37	42

Audit-related fees	6	2	3

	38	39	46

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

For the period 2017 to 2019, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Aegon Annual Report on Form 20-F 2019

401

Other non-financial information

402	Non-financial data
405	Basis of preparation
408	Reference tables
408	◆ International Integrated Reporting Council (IIRC) framework
409	◆ EU Directive on Non-Financial Information
410	◆ Task Force on Climate-related Financial Disclosures (TCFD)
416	◆ UN Principles for Sustainable Insurance (PSI)
417	◆ UN Sustainable Development Goals (SDG)
419	◆ International Responsible Business Conduct Agreement
420	Glossary
426	Abbreviations
427	Disclaimer
429	Contact
430	Documents on display
431	Index to Exhibits

Aegon Annual Report on Form 20-F 2019

402	Other non-financial information Non-financial data

Non-financial data

Data on Aegon’s environmental, social and governance performance has been grouped according to stakeholder (customers, employees, business partners, investors and wider community). Some figures may not add due to rounding. Year-on-year changes have been calculated using pre-rounded numbers.

Customers

Indicator	2019	2018	Change 2018 to 2019	2017
Total number of customers1)	29.9 million	29.3 million	2.1%	28.7 million
Number of new customers	4.3 million	3.8 million	13.4%	NM
Customers with two or more products
(% of total customers)2)	19%	18%	1 pp	NM
Digitally connected customers
(% of total customers)	29%	27%	2 pp	25%
Net Promoter Score - above peer average (NPS)3)	9%	38%	(29 pp)	44%
1st quartile	2%	1%	1 pp	2%
2nd quartile	7%	36%	(29 pp)	42%
3rd quartile	60%	6%	54 pp	35%
4th quartile	31%	56%	(25 pp)	21%
Net Promoter Score (NPS) coverage4)	88%	89%	(1 pp)	91%
Total customer complaints5)	91,348	79,509	14.9%	66,496
Total claims, benefits and plan withdrawals	EUR 59.4 billion	EUR 53.6 billion	10.7%	EUR 48.1 billion

NM – not measured

pp - percentage points

[1]

2018 and 2017 numbers have been restated following a recalculation of the number of customers at Aegon UK. The total number of customers for 2018 was originally reported as 28.5 million and for 2017 28.1 million.

[2]	Percentage of total number of customers with two or more products for 2019 and 2018 did not include Aegon’s operations in UK.
[3]

Figures for 2018 and 2017 have been restated; this is to reflect changes in weighting and to exclude results from Hungary (which had been included in previous years). Table shows NPS performance benchmarked against peers for Ageon businesses in the US, Netherlands and UK. Results from Knab, our online bank in the Netherlands, have also been incorporated. Top line shows percentage of businesses ranking in the top half, weighted by customer numbers. Figures below provide the breakdown by quartile.

[4]	This coverage percentage is largely due to the fact that we are not (yet) measuring relation NPS with our customers in our growing joint venture businesses in Brazil, Spain and Portugal.
[5]	Includes all written and verbal complaints.

Employees

Indicator	2019	2018	Change 2018 to 2019	2017
Total number of employees	23,757	26,543	(10.5%)	28,318
New hires	2,974	3,891	(23.6%)	4,689
Turnover	32%	33%	(1 pp)	25%
Voluntary	15%	18%	(3 pp)	17%
Involuntary	17%	15%	2 pp	7%
Absentee rate	1.8%	2.4%	(0.6 pp)	2.4%
Work-related injuries and illnesses	184	163	13.0%	167
% of women in workforce	49%	49%	(1 pp)	53%
% of women in senior management	29%	33%	(4 pp)	28%
Employee engagement score1)	67	65	2 pp	65
Total employment costs	EUR 2.1 billion	EUR 2.1 billion	4.3%	EUR 2.2 billion
Salaries	EUR 1.3 billion	EUR 1.2 billion	4.1%	EUR 1.5 billion
Ratio of median to CEO salary2)	33:1	42:1	NM	42:1
Spending on training and career development	EUR 16.9 million	EUR 12.5 million	35.4%	EUR 13.8 million

NM – not measured

pp - percentage points

[1]	Index developed by Culture Amp. Employee engagement measures the degree of employee motivation and commitment to the Company.
[2]	Figures cover all employment costs relating to both staff and CEO.

Aegon Annual Report on Form 20-F 2019

403	Other non-financial information Non-financial data

Business partners

Indicator	2019	2018	Change 2018 to 2019	2017
Commissions paid to brokers and other intermediaries	EUR 2.4 billion	EUR 2.4 billion	(0.9%)	EUR 2.7 billion
Premiums paid to reinsurers	EUR 2.4 billion	EUR 2.7 billion	(8.6%)	EUR 3.4 billion
Amount spent on goods and services	EUR 1.5 billion	EUR 1.5 billion	4.0%	EUR 1.4 billion
% of goods and services spend covered by a Supplier Sustainability Declaration	41%	25%	16 pp	NM
Incidents/attempts of fraud involving employees, intermediaries and third parties	4,541	3,652	24.3%	551

NM – not measured

pp - percentage points

Investors

Indicator	2019	2018	Change 2018 to 2019	2017
Returns to investors	EUR 899 million	EUR 861 million	4.4%	EUR 721 million
Dividend payments1)	EUR 611 million	EUR 570 million	7.2%	EUR 439 million
Coupon payments	EUR 288 million	EUR 291 million	(1.1%)	EUR 282 million
Dividend payments due/share	EUR 0.31	EUR 0.29	6.9%	EUR 0.27
Share price (change year-on-year)	0.3%	(23.3%)	NM	1.7%
Total shareholder return	8.0%	(19.0%)	NM	7.0%

NM – not measured

[1]

Does not include impact of share buy-backs. Aegon’s final dividend for 2019 is subject to approval by the Company’s Annual General Meeting of Shareholders, due to take place in May 2020. Figures include both interim and final dividends for each year. Calculation reflects IFRS accounting of inventory effects of share repurchases relating dividends paid in stock.

Aegon Annual Report on Form 20-F 2019

404	Other non-financial information Non-financial data

Wider community

Indicator	2019	2018	Change 2018 to 2019	2017
Community investment	EUR 9.0 million	EUR 10.1 million	(10.5%)	EUR 8.9 million
Cash donations	EUR 8.1 million	EUR 9.3 million	(12.9%)	EUR 8.1 million
Volunteering1)	EUR 0.9 million	EUR 0.7 million	20.5%	EUR 0.8 million
Volunteering hours2)	19,448	14,082	38.1%	21,156
Community investment as % of net income	0.6%	1.4%	(0.8 pp)	0.4%
Responsible investment solutions3)	EUR 234.6 billion	NM	NA	NM
Exclusions	EUR 220.0 billion	NM	NA	NM
Best-in-class	EUR 2.9 billion	NM	NA	NM
Sustainability-themed	EUR 1.0 billion	NM	NA	NM
Impact investments	EUR 10.7 billion	NM	NA	NM
Taxes borne by Aegon	EUR 615 million	EUR 620 million	NA	EUR 444 million
Corporate income tax4)	EUR 42 million	EUR 36 million	NA	(EUR 173 million)
Americas	(EUR 12 million)	(EUR 35 million)	NA	(EUR 293 million)
The Netherlands	EUR 32 million	EUR 3 million	NA	EUR 70 million
UK	(EUR 9 million)	EUR 30 million	NA	EUR 33 million
Others	EUR 31 million	EUR 40 million	NA	EUR 17 million
Taxes collected on behalf of others	EUR 2.45 billion	EUR 2.16 billion	NA	EUR 2.22 billion
Greenhouse gas (GHG) emissions (metric tons CO2e)5)
Total (gross/location)	59,275	65,955	(10.1%)	NM
Total (net/market)	17,831	19,193	(7.1%)	NM
Scope 1	5,189	5,011	3.6%	NM
Scope 2 (gross/location)	42,449	47,142	(10.0%)	NM
Scope 2 (net/market)	1,005	380	164.1%	NM
Scope 3	11,637	13,801	(15.7%)	NM
Total per employee (net/market)	1.0	1.1	(11.4%)	NM
Total per unit revenue (EUR million) (net/market)	0.6	0.6	(7.8%)	NM
Energy consumption (MWh)
Fuel	25,403	27,239	(6.7%)	NM
Electricity (total)	88,848	93,621	(5.1%)	NM
Electricity (renewable)	86,107	92,873	(7.3%)	NM
Electricity (non-renewable)	2,741	748	266.3%	NM
Total energy	114,251	120,860	(5.5%)	NM
Renewable electricity (% total electricity)	97%	99%	(2 pp)	NM
Renewable energy (% total energy)	75%	77%	(2 pp)	NM
Air travel	89.4 million km	107.5 million km	(16.8%)	NM

NA – not applicable

NM – not measured

pp - percentage points

[1]	Figures based on average employee expenses across the Company.
[2]	Number of hours spent by Aegon employees volunteering on local community projects during the year.
[3]

Responsible Investment Solutions (RIS) are investments made with the intention to generate positive, measurable social and environmental impact alongside a financial return. Impact investments can be made in both emerging and developed markets, and target a range of returns from below market to market rate, depending on investors’ strategic goals (Global Impact Investing Network (GIIN)). Two key aspects that differentiate impact investing from the rest of RI strategies: intentionality and measurement.

[4]

Please note, there is often no direct correlation between tax reported on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible items are not recognized in the Company’s profit & loss statement but directly in equity. Amount paid or received may in part relate to prior years. The US corporate income tax refund is related to refundable minimum tax credits generated in prior years. Furthermore, the 2019 US tax liability will be satisfied entirely by tax credits, including low income housing tax credits.

[5]

GHG emissions have been calculated based on energy consumption and air travel for the US, the UK and the Netherlands, and extraolated to cover the headcount of our remaining in-scope business units. Under the market-based calculation methodology prescribed by the Greenhouse Gas Protocol, electricity consumption in the US has been accounted as zero-carbon through the purchase of Renewable Energy Certificates (RECs). A significant proportion of electricity consumed in the UK and the Netherlands is procured on a ‘green tariff’ basis which has also been accounted as zero-carbon. Aegon’s operations in US, UK and the Netherlands have been carbon neutral since August 2016 through offsetting our remaining market-based GHG emissions by supporting projects in Brazil, China and Turkey. These offset projects were selected in cooperation with NGO ClimateCare.

Aegon Annual Report on Form 20-F 2019

405	Basis of preparation

Basis of preparation

Frameworks

Aegon’s aim in producing this report is to provide a balanced overview of the Company’s operations, strategy and performance, as well as its approach to long-term value creation. This is an integrated report, prepared in accordance with the standards of International Integrated Reporting Council (IIRC). While we support the objectives of the Global Reporting Initiative (GRI) framework, we no longer use it as a basis of reporting. We are also integrating the Task force on Climate-related Financial Disclosures (TCFD) reporting framework herein. The basis of preparation for the financial information can be found in note 2 Significant accounting policies on page 151.

Content and approval

All content is based on extensive reporting from Aegon businesses around the world. Content is reviewed by the Company’s Management and Supervisory Boards before publication. Aegon decided not to seek external assurance for the non-financial information in this report. This is to allow further time for improvement in the Company’s non-financial reporting and data collection processes.

Scope and reporting boundaries

Non-financial data in this report covers the full-year 2019 (January-December), unless otherwise stated. All necessary notes, explanations and definitions are provided in the text or accompanying tables. The scope of our non-financial reporting is determined by two factors: a) the relative size of our businesses and b) the potential impact on overall Group performance or strategy. Consequently, we focus reporting on our four largest operating segments (Americas, the Netherlands, UK and Asset Management), and include other fully-owned businesses as practicable. We have excluded all divested businesses, as well as all joint ventures and associates in which Aegon does not have a majority shareholding. For a more detailed overview, see page 407. Aegon reports impact on both its business and its immediate stakeholders (customers, employees, business partners and investors). Where possible, the Company also includes secondary impacts on the wider community (local economies, communities, public services etc.).

Materiality principle

Aegon uses materiality to determine the scope and content of its integrated report. For non-financial data, the report contains only material information. This is the information related to topics the Company believes have, or will have, a significant long-term impact on its profitability, operations or reputation. Materiality applies to both Aegon’s own businesses and to the Company’s relations with its main stakeholders (see Reporting scope by operating segment, page 407). To determine materiality, Aegon takes into account various factors, which may affect long-term value creation. These include potential risks, impact on earnings, brand, reputation, strategy, customer loyalty and recruitment, as well as Aegon’s ability to deliver long-term growth and returns to investors.

Material topics are identified through Aegons new ‘Business Environment Scan’ (BES) process. This scan brings together the former emerging risk process and the materiality assessment as described in Aegon’s Integrated Annual Report 2018. The aim is to identify topics, including opportunities and new and developing risks, which could have significant impact on value creation and Aegon’s financial strength, competitive position or reputation. The scan is meant to ensure ongoing appropriateness of the risk universe, to ensure completeness of Aegon’s risk assessment and to provide input for ongoing strategy development.

The business environment scan will be performed on a two-yearly basis with annual updates for significant changes.

Topic identification, mapping and selection are based on desk research, interviews with experts and management judgment. Outcomes can be used for materiality reporting, as input for Aegon’s strategy process and for possible follow-up in terms of further analysis, tracking or as global project. For our 2019 assessment, the following nine topics were rated as most material:

1	Evolving regulations
2	Changing competitive landscape
3	Data protection and information security
4	Technological developments
5	Data analytics
6	Trade wars, de-globalisation and protectionism
7	Reputation
8	Genomics and underwriting
9	People skills

When Business Environment Scan was conducted in the third quarter of 2019, the risk of pandemic was perceived as remote.

For more information on the materiality reporting refer to the section: Aegon’s business environment on page 14.

Aegon Annual Report on Form 20-F 2019

406	Basis of preparation

Global non-financial indicators

Our strategy aims to build life-long relationships with customers to provide financial security and well-being to and through retirement. Our strategy helps us address the material topics that are important to our customers, employees, investors and other stakeholders; this strategy will also strengthen our ability to create long-term value. Aegon has selected six global non-financial indicators; these will be used to assess progress against specific aspects of the Company’s strategy (see page 19).

Additional non-financial data

In addition to the data in this report, Aegon collects other non-financial data. This includes data on working conditions, use of social media in customer support, consumption of energy and greenhouse gas emissions etc. Further details may be found on the Company’s website (www.aegon.com).

Aegon Asset Management also publishes an annual Responsible Investment report, last published in May 2018 and available at www.aegon.com.

Indicators	Aspect	Definition

NPS coverage	Customer centricity	NPS coverage refers to the percentage of customer base where we receive feedback from our customers through relational NPS surveys. Subsequently, we use relational NPS metrics for steering purposes.

Number of customers	Growth, customer centricity	Customers are those with individual, group or corporate policies. We also include those participating in pension plans controlled by trustees or who have white label products serviced by Aegon or Transamerica. There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

Number of new customers	Growth, customer centricity	New customers are those who acquired a product or service during the reporting period (and who were not previously customers of the Company). There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

Number of customers with two or more products (as % of total number of customers)	Life-cycle approach	These are customers who hold two or more products or policies with the Company; examples include life insurance policies, savings accounts, mortgages, deposits in investment funds, or participation in a corporate pension plan etc. (divided by the total number of customers). There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

Number of digitally connected customers (as % of total number of customers)	Digitization, customer centricity	Total number of customers who have registered and created an online account with Aegon, and have logged in to this account at least once (divided by the total number of customers).

Employee engagement score	Customer centricity (increased employee engagement leading to better customer service and higher customer retention)

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

Aegon Annual Report on Form 20-F 2019

407	Basis of preparation

Reporting scope by operating segment

Indicator	Operating segment
	Americas	UK	Netherlands	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Aegon N.V. (The Hague)

Customers
Number of customers								NA
Number of new customers								NA
Number of customers with two or more Aegon products								NA
Net Promoter Score								NA
Customer complaints								NA
Claims, benefits and plan withdrawals								NA

Employees
Number of employees
New hires
Turnover
Absentee rate
Work-related injuries and illnesses
% of women in workforce /senior management
Employee engagement score
Total employment costs
Ratio of median to CEO salary
Spending on training and career development

Business partners
Commissions paid to brokers and other intermediaries
Premiums paid to reinsurers
Amount spent on goods and services
% of goods and services spend covered by a Supplier Sustainability Declaration
Incidents/attempts of fraud involving employees, intermediaries and third parties

Investors
Returns to investors				NA
Dividend payments due/share				NA
Share price				NA
Total shareholder return				NA

Wider community
Community investment (cash donations and volunteering)
Responsible Investment Solutions (RIS)
Greenhouse gas emissions
Energy consumption

Aegon Annual Report on Form 20-F 2019

408	Reference tables

Reference tables

International Integrated Reporting Council (IIRC) framework

Table below shows Aegon’s compliance with the IIRC’s IR framework. For more information, see www.integratedreporting.org.

Disclosure	Topic	Page reference[1] (or details of omission if applicable)

Guiding principles	Strategic focus and future orientation	Value creation (page 13) shows how Aegon’s business model creates value across the five material capitals

Aegon’s strategy (page 19)

Active portfolio management (page 19) explains how Aegon allocates capital to create value in the short, medium and long term

Responsible business (page 24)

	Connectivity of information	We identify our material topics (page 16) through our biennial Business Environment Scan; these topics are linked directly to risks and opportunities, both for Aegon’s strategy (page 19) and its stakeholders (page 30)

	Stakeholder relationships	Aegon: A partner to the world (page 30)

	Materiality	Business Environment Scan (page 16)

Basis of preparation – Materiality principle (page 405)

	Conciseness	Pages 4-35 are structured around our material topics, the risks, opportunities, strategy and performance associated with these; we have also applied the materiality principle to content (page 405)

	Reliability and completeness	Basis of preparation – Content and approval (page 405)

Independent auditor’s report (page 334)

	Consistency and comparability	This Report is prepared in accordance with IFRS standards, as adopted by the European Union, as well as the IIRC framework. We have used the IIRC framework since 2014; this is Aegon’s second fully combined Annual Report, but its ninth integrated report. For this Report, while we keep in spirit with the Global Reporting Initiative framework, we are no longer reporting against it. We are making the shift to integrating more material frameworks; like that of the Task force for Climate-related Financial Disclosures (page 410).

Content elements	Organizational overview and external environment	Aegon: A global provider of financial solutions (page 10)
Aegon’s business environment (page 14)
Business Environment Scan (page 16)

	Governance	Corporate governance (page 36)

	Business model	Value creation (page 13)

	Risk and opportunities	Aegon’s business environment (page 14)

Business Environment Scan (page 16)

	Strategy and resource allocation	Aegon’s strategy (page 19)

Active portfolio management (page 19)

	Performance	Performance in 2019 (page 22)

	Outlook	Performance in 2019 (page 22)

	Basis of preparation and presentation	Basis of preparation (page 405)

Additional note	Financial	Value creation (page 13)

on IR capitals	Human	Value creation (page 13)

	Intellectual	Value creation (page 13)

	Manufactured	Value creation – Explanatory note (page 13)

	Social & relationship	Value creation (page 13)

	Natural	Value creation – Explanatory note (page 13)

[1]	All page numbers in this table refer to Aegon’s 2019 Annual Report, unless otherwise stated. Where there are several examples, we have included principal references only.

Aegon Annual Report on Form 20-F 2019

409	Reference tables

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

EU Directive requirement	Page reference	Equivalent requirement under Dutch law[1]

Brief description of company’s business model	Our Business Model (page 13)	Decree non-financial information (article 3.1.a)

Description of policies relating to environmental, social and employee matters (including due diligence processes implemented)	Non-financial policies, procedures and outcomes (page 86)	Decree non-financial information (article 3.1.b)

Outcome of these policies	Non-financial policies, procedures and outcomes (page 86) Aegon: A partner to the world (page 30) includes an in-depth description of outcomes by stakeholder group.	Decree non-financial information (article 3.1.b)

Note: Non-financial data (page 402) also includes information on environmental, social and employee matters.

Principal risks related to environmental, social and employee matters and how these risks are managed	Business Environment Scan (pages 16-18) Risk factors (pages 365-385) Risk management (page 109)	Decree non-financial information (article 3.1.c)

Note: Aegon’s strategy (page 19) and Responsible business (page 24) describe in detail our approach to managing the risks and opportunities associated with our most important environmental, social and employees matters.

Non-financial key performance	Performance highlights (page 5)	Decree non-financial information (article 3.1.d)
indicators	Performance in 2019 (pages 22)
Non-financial policies, procedures and outcomes (page 86)
Non-financial data (page 402)

Note: Non-financial data (page 402) also includes information on environmental, social and employee matters.

[1]

The EU Directive was transposed into Dutch law through two decrees relating respectively to non-financial information and diversity policy (Bekendmaking niet-financiële informatie /Bekendmaking diversiteitsbeleid).

Aegon Annual Report on Form 20-F 2019

410	Reference tables

Task Force on Climate-related Financial Disclosures (TCFD)

Introduction

Climate change represents one of the most significant challenges for society, the economy and financial institutions. Mitigating climate change and reducing greenhouse gas (GHG) emissions is a major global challenge. Aegon believes that governments, companies and investors have a responsibility to mitigate the impacts of a changing climate and facilitate a transition to a climate-resilient economy.

The present disclosure builds on earlier disclosures made for 2018 and 2017 which can be found in the corresponding Responsible Investment reports published by Aegon Asset Management. New for 2019 is the inclusion of this content in the Aegon N.V. integrated annual report.

It is made in respect of Aegon N.V. in its multiple roles as: an asset servicer, an insurance provider, and an asset manager.

It follows the Taskforce on Climate-related Financial Disclosure’s (TCFD) four-pillar framework to facilitate disclosure and the business integration of risks and opportunities resulting from climate change. Aegon strives to continuously enhance its reporting and business practices and welcomes feedback from stakeholders on the appropriateness and relevance of this disclosure.

Governance

In 2019, Aegon undertook a review of governance for responsible business and investment at a group level to ensure that the underl ying committees were efficient and effective. The review identified a need for enhanced coordination and simplified decision making.

As a result, we created the new Responsible Business and Investment Committee (RBIC). The RBIC unifies the function of previous committees to provide an integrated view of responsible business and investment that reports to the Management Board. It meets quarterly and is chaired by the CEO of Aegon Americas (who is also a member of Aegon’s Management Board).

The Climate Change Working Group (CCWG) – formerly called the Climate Working Group – continues to be the primary body responsible for assessing and monitoring climate-related issues within Aegon. The CCWG is a working group of the RBIC tasked with evaluating new climate developments affecting investment, insurance and our other business activities, and recommending further action when necessary.

The CCWG meets at least quarterly. It is chaired by a member of Aegon Asset Management’s Responsible Investment team, and comprises representatives from different functional areas across the company including investment portfolio risk management, operational and underwriting risk management, investment analysis, investor relations and reporting, corporate strategy and sustainability, public affairs and responsible investment.

Climate-related issues assessed as relevant or material by the CCWG are presented to the RBIC through regular reporting as well as potentially to Aegon’s Chief Risk Officer and Aegon’s Management Board through the quarterly risk management dashboard. The Management Board may then decide on management actions as appropriate.

Strategy

Aegon is committed to a responsible way of doing business, and needs to meet increasing expectations of multiple stakeholders – investors, but also customers, employees, business partners, and the wider community. Our Responsible Business vision is to provide financial security and well-being for individuals, a thoughtful approach to secure retirement and healthy aging in our society, and make a lasting contribution to a healthy environment.

Risks

Aegon undertakes a bi-annual Business Environment Scan to identify opportunities and risks expected to be of high impact and likelihood to our business.

For 2019 the scan included specific consideration of the (failure of) climate change mitigation and adaptation, which was considered to have a medium to high likelihood with a low to medium impact over the three-year time horizon of the scan. As a result it remains an area of strategic interest. However, climate change more broadly can be considered a driver of other important risk factors identified including but not limited to regulatory reforms, trade wars/protectionism, and reputational risks. See the Business Environment Scan itself for further discussion of our associated risk management process.

For our life insurance business, most of our liabilities are exposed to mortality and morbidity rates, including both the current level of these rates and the uncertainty around how they will develop over the coming decades. An important driver when assessing the value of our liabilities is how past increases in longevity are extrapolated into the future. Climate change will play a role in this, however there are many other factors that are expected to be more immediately impactful, for example: medical advancements, limits to human biology and changes in life style. It should also be noted that the relationship between mortality and morbidity and climate change is complex and the direction of the impact can also vary geographically. Furthermore, it is also expected that climate change will have a relatively lower impact on longevity and health of the insured population compared to the general population as this group is more affluent and expected to be able to better adapt to changing conditions. Taking all this into consideration, Aegon follows widely adopted industry methods where the extrapolation of future longevity is performed solely based on past experiences of mortality and morbidity rates, without separately modelling each of the underlying drivers like climate change.

Aegon Annual Report on Form 20-F 2019

411	Reference tables

In contrast, our investments are exposed to both physical and transition risks. While we expect transition risks to be most salient in the near term, the value of our holdings can reasonably be expected to be influenced by both over time. However scenario analysis has shown that our relatively high allocation to fixed income, including government bonds, should limit our overall exposure.

For our property and casualty (P&C) business we expect a more direct impact from climate change through, for example, high claim frequencies arising from an increase in extreme weather events. However, prices for P&C insurance are set in advance for much shorter periods than is the case for life insurance. Prices are determined by closely monitoring past claim frequencies and adjusting the premiums over time while maintaining an adequate level of expected profitability. As a result, it can be reasonably expected that climate change impacts will be gradually considered and reflected in adjusted premiums as the physical consequences of an increase in global temperatures become apparent.

Case study: Physical risk of Dutch mortgages

As one of the largest mortgage providers in the Netherlands, a share of Aegon Netherlands’ assets are directly exposed to the physical consequences of a changing climate. In 2018 the Netherlands experienced record-levels of drought, and at least 1 million homes across 83 municipalities are expected to be at ever increasing risk of subsidence. Aegon’s Financial Risk Management team used this as a test case to analyze and quantify the potential impact on our mortgage portfolio. The analysis identified a possible increase in loss given default (LGD) and has prompted more detailed, follow-up analysis regarding mortgage valuation, capital requirements and consideration in the annual own risk and solvency assessment (ORSA).

Case study: Scenario analysis of Dutch General Account

Aegon worked with Ortec Finance to perform a systematic climate risk-aware assessment for the general account and insurance-linked assets of Aegon Netherlands.

Modelling results indicated that the current asset allocation renders the portfolio rather robust to key systemic climate risk drivers – both transition risks, as well as slow-onset physical risks – across all modelled climate scenarios. This is an important finding as it implies that whichever direction the real world is headed in terms of temperature increases, the Aegon Netherlands portfolio is relatively well positioned to ‘weather the storm’ and/or take advantage of arising opportunities. This is expected to be a result of the high allocation to fixed income, including government bonds – which is a more robust asset class under a disorderly transition, especially compared to equities or real estate.

It is important to remember that these insights should be viewed within the broader context of climate scenarios and their implications. While the results provide an initial directional signal,

Aegon Annual Report on Form 20-F 2019

412	Reference tables

climate-related risks are dynamic in nature. Transition risks are expected to dominate in the near to medium term (i.e. to 2030) if society is to achieve the objectives of the Paris Agreement – while physical risks could onset at any time as global temperatures continue to rise. In this case, continuing to monitor developments in climate science, policy, technology and consumer sentiment is critical for understanding and adapting to the future.

Opportunities

As an investor, Aegon has an important role to play in supporting the climate transition. By making climate smart investment choices, Aegon can contribute to a cleaner, healthier environment as well as provide our clients with opportunities to minimize their own climate impacts. Climate change continues to be a focus of Aegon’s investment strategy and is guided by our Responsible Investment Policy.

Case study: Kames Global Sustainable Equity fund

The Kames Global Sustainable Equity fund is a concentrated (35 to 45 stocks) global mid-cap growth equity strategy. Detailed sustainability analysis is undertaken as part of the stock picking process which aims to identify and invest in beneficiaries of long-term disruptive sustainability trends. Although the strategy does not employ a thematic approach to investment selection, climate change is naturally an important factor for many of the companies considered; global emissions must peak in the next few years and quickly decline for the world to stay below its Paris Agreement limits which will create risks for some companies but opportunities for others. Current climate-related investments include companies involved in electric vehicle (EV) manufacturing, battery manufacture and testing, sustainable manufacturing technologies, reverse-vending, building insulation and critical emergency mass communication.

Case study: Aegon Asset Management Sustainable Fixed Income strategy

The Aegon Asset Management (AAM) Sustainable Fixed Income strategy was launched in the US to create value by investing in issuers that contribute to a sustainable world and integrate sustainability into their business model. We believe issuers will be rewarded for developing sustainable products and services that help deliver better long term investment performance while improving the sustainability of the global economy and society at large. Organized around 5 themes – climate change, eco solutions, resource efficiency, health and wellbeing, and sustainable growth – green bonds are an innate component of the strategy and decisions are made by a centralized committee who review and discuss potential investments. When reviewing green bonds for potential inclusion in the strategy, we require a high burden of proof from issuers to demonstrate the alignment of proceeds with long term sustainability or climate change objectives.

Case study: Climate change workshop

In July 2019, Aegon’s Climate Change Working Group hosted a workshop to provide background on climate change and insight on how a changing climate can be reflected in investments, as well as to discuss our progress and objectives approach as a company. The event took place at the Aegon head office in The Hague and was made available via webcast to staff located in other offices around the world. External speakers presented on climate scenario analysis (Ortec Finance), climate risks and opportunities in fixed income (Moody’s), and company-level transition risk (Sustainalytics).

Risk Management

Identification and Management

Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. 2019 saw no material change to the overall climate risk identification, assessment and evaluation process described in previous years’ disclosures.

Case study: Aegon N.V. and Aegon Netherlands Responsible Investment Policies

Throughout 2019 Aegon N.V. and Aegon Netherlands undertook a review of their responsible investment policies. The updated policies cover all proprietary or general account assets of Aegon N.V. entities, while the Aegon Netherlands policy is also applicable to third-party assets where Aegon Netherlands has duty of care. Based on the principals of good stewardship and active ownership, the policies lay out criteria for consideration when making investment decisions along four steps: ESG integration, engagement and voting, exclusion, and reporting. Attention is called to key responsible business topics of importance to Aegon, including climate change, biodiversity, human and labor rights, good governance, and health and wellbeing. Climate-related criteria for screening and engagement includes: measurement and reporting of climate impacts; consideration of transition and/or physical risks; plans and targets to reduce emissions; other sector- or situation-specific topics (e.g. lobbying). The policies also consolidate our approach to climate change-based exclusions. The Aegon N.V. policy considers companies involved in the extraction or promotion of thermal coal as well as those involved in oil sands production. The Aegon Netherlands policy builds on the group-level criteria to also consider companies operating coal-fired electricity generation.

Active Ownership

Engagement with corporates

As an institutional investor, Aegon expects investee companies to work towards reducing their environmental impact. Aegon engages with the companies it invests in – both individually and collectively through networks to encourage better climate-related risk practices, including emissions disclosure and target setting.

Aegon Annual Report on Form 20-F 2019

413	Reference tables

Aegon or its subsidiaries are active members or participants in a number of collaborative initiatives targeting climate action, including but not limited to: UN Principles for Responsible Investment (PRI), the Institutional Investors Group on Climate Change (IIGCC), Climate Action 100+ (CA100+), and the ShareAction Investor Decarbonisation Initiative.

For further details on Aegon’s active ownership activities, see Aegon Asset Management’s Responsible Investment report.

Case study: Climate-aligned voting

In 2019 Aegon Netherlands and Aegon Asset Management supported nine climate resolutions at four oil and gas company shareholders’ meetings (AGMs): BP, Equinor, ExxonMobil, and Chevron. The resolutions called for the companies to disclose their carbon emissions and climate impacts, set goals for the reduction of emissions in line with the objectives of the Paris Agreement, and to develop strategies to align their activities and investments with a low carbon future. Aegon had previously voted in favor of a similar resolution filed with Shell.

Engagement with policymakers

Aegon acknowledges the importance and necessity of government action in addressing climate change. Engagement with policymakers is critical to shaping Aegon’s investment environment, and Aegon works independently and in collaboration with industry groups to engage on key climate issues.

In December 2019, Aegon joined a group of 631 institutional investors managing more than US$37 trillion in signing the Global Investor Statement to Governments on Climate Change. Issued in time for the 25th Conference of Parties (COP) climate negotiations in Madrid, it reiterated previous calls on governments to step up efforts to tackle the global climate crisis and achieve the goals of the Paris Agreement.

At the European level, Aegon supports the goals of the European Commission’s Action Plan on Financing Sustainable Growth and recognizes the important role that financial actors play in the transition to a low-carbon economy. Both individually and through trade groups, Aegon’s Government and Policy Affairs team and climate experts have engaged with officials and contributed to consultations on the corresponding sustainable taxonomy and ESG disclosure regulations, as well as on the incorporation of sustainability risks into the Solvency II regulatory regime. Aegon has also advocated for action to complete the Capital Markets Union to unlock capital from institutional and cross-border investors to fund sustainable transition projects in Europe.

In the Netherlands, Aegon Netherlands and Aegon Asset Management joined other Dutch financial services groups in committing to help finance the transition to more sustainable and less polluting energy alternatives as part of the National Climate Agreement (‘Klimaatakkoord’). As an asset owner and insurance company, the agreement commits us to aligning our activities with achieving a 49% reduction in greenhouse gas emissions by 2030 compared to 1990 levels. As an asset manager, the agreement commits us to contribute to meeting the climate goals by supporting our clients in achieving their ambitions and obligations with regard to the climate impact of their investment choices.

Metrics and Targets

Own Operations

Aegon measures and reports annually on its operational carbon footprint. Our main operations (US, Netherlands, UK and Asset Management) have been carbon neutral since 2016 by reducing their facility-level emissions and supporting offset projects in cooperation with the NGO ClimateCare. In 2019, we extended the scope of our offsetting to cover all of our wholly-owned operations. Total emissions can be found on page 404.

Aegon Annual Report on Form 20-F 2019

414	Reference tables

Case study: Responsible Business Community

In support of our broad Responsible Business vision, in 2019 Aegon created a Responsible Business Community to put the different global functions and business units in regular contact. Meetings are held throughout the year to share knowledge, best practices, and offer support. In October, Aegon the Netherlands shared their action plan for halving the ecological footprint of the Netherlands-based employees by 2030. It involves five pillars – procurement, building, mobility, management and behavior – and is supported by the introduction of an internal carbon price. Details of the plan are expected to be communicated in 2020.

Investments and Holdings

In 2018 we began to measure and report on the carbon footprint of our investments, with a focus on our proprietary investment portfolio in the Netherlands. New for 2019 is the first measurement of our Netherlands mortgage holdings.

The Netherlands

General Account Fixed Income

		Corporate	Sovereign
Absolute footprint	tCO2e	208,000	5,400,000
Relative intensity	tCO2e/EURm AuM	48	360
Weighted average carbon intensity	tCO2e/EURm revenue	73	228
Carbon Risk / vulnerability	(see notes)	10.7	62.6
Coverage	% AuM	82%	93%

Corporate fixed income

Weighted average carbon intensity by sector (in %)

General Account Mortgages

This year Aegon calculated the footprint of its residential mortgage portfolio based on energy labels from Rijksdienst voor Ondernemed Nederland (RVO) and average residential energy consumption. As of the end of December 2019, the total footprint was estimated as 582,000 tCO2e with an average energy rating of between C and D.

		Residential mortgages
Absolute footprint	tCO2e	582,000
Average energy label	C	C / D
Availability of energy label	% of total	94%

Corporate fixed income

Carbon risk rating distribution

Residential mortgages

Energy label distribution (in %)

Aegon Annual Report on Form 20-F 2019

415	Reference tables

Insurance-Linked Equity

		Corporate equity
Absolute footprint	tCO2e	495,000
Relative intensity	tCO2e/EURm AuM	76
Weighted average carbon intensity	tCO2e/EURm revenue	185
Carbon Risk / vulnerability	(see notes)	8.8
Coverage	% AuM	90%

Corporate equity

Weighted average carbon intensity by sector (in %)

Corporate fixed income

Carbon risk rating distribution

Methodology

For corporate equity, fixed income and mortgages, metrics were calculated using the methodology outlined by the Platform Carbon Accounting Financials (PCAF). However, due to data availability, calculations for sovereign fixed income were completed using country-level emissions and GDP. Weighted average carbon intensity was calculated following TCFD recommendations. Carbon Risk for corporate issues is measured using Sustainalytics Carbon Risk Rating while climate vulnerability for sovereign issues is measured using the Notre Dame Global Adaptation Initiative (ND-GAIN) Country Index. Further investigation will be required to identify an appropriate methodology and corresponding data sources for asset-backed securities and other asset types currently not included in Aegon’s calculations.

Paris Alignment

In 2015, Aegon signed the Paris Pledge for Action, committing to action in support of implementing the Paris Agreement and accelerating the transformative changes needed to meet the climate change challenge.

In an early effort to understand the degree of action required, we undertook an internal review of our alignment with a (less than) 2°C future. It revealed the distance between our current position as a globally diversified financial services company and this ambition, helping us to understand what actions are required.

To address this gap we intend to initiate a multi-year program of action across the company that brings together awareness raising and education of climate change with actions and steps our businesses can take to support the low carbon transition.

Next Steps

Aegon will continue to improve its climate change strategy, governance, and approach to risk and opportunity measurement and implementation in the coming years. As the Company’s experience with climate issues grows, Aegon will look to increase the breadth of disclosures and further incorporate climate considerations across our business. This is expected to include the extension of climate analysis to non- General Account assets in the Netherlands so as to comply with regulatory requirements and building a deeper understanding of how our General Account investments align with the goals of the Paris Agreement.

Aegon Annual Report on Form 20-F 2019

416	Reference tables

UN Principles for Sustainable Insurance (PSI)

As a signatory, Aegon reports each year on actions taken to

implement the PSI’s four commitments:

Principles		Actions taken (2019)

1.	We will embed in our decision-making environmental, social and governance (ESG) issues relevant to the insurance business.	ESG is integrated in how we operate. In 2019 Aegon set up the Responsible Business and Investment Committee, consisting of selected Management Board members, Chief Investment Officers and other senior managers. They discuss ESG matters related to the business and investing on a quarterly basis, and provide advice to Aegon’s Management Board.

Our public ESG policies and frameworks are available at www.aegon.com. In July 2019, Aegon announced the update of the Inclusion & Diversity statement. Aegon also conducts a biennial Business Environment Scan to identify material ESG topics and issues for our business. This scan brings together the expert driven emerging risk identification process conducted under the requirements of Solvency II and the materiality assessment.

Through our products we offer financial solutions for vulnerable groups in, for example, Brazil, Romania and China. From an investment perspective, ESG integration and active ownership are principles we follow across all decisions and portfolios. Aegon Asset Management is a signatory to the Principles for Responsible Investment.

For more information, please see: Responsible business at Aegon – page 24; Non-financial policies, procedures and outcomes – page 86; Business Environment Scan – page 16; Responsible investment – page 28; Task Force on Climate-related Financial Disclosures - page 410.

2.	We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.	Aegon engages with stakeholders through polls and surveys, conferences, perception studies, workshops and face-to-face meetings so that we can learn about their lives, their aspirations and their unmet needs. These engagements, alongside panels with our customers and employees help us to improve our products and services, to price our offerings appropriately and to reach untapped or underserved customers around the world.

Our responsible investment framework encourages engagement with companies in an effort to advocate for positive change, mitigate ESG risk and promote best practices. Through our procurement, we currently have over 650 suppliers who are subject to our minimum supplier standards and who have agreed to our Supplier Sustainability Declaration – a statement of the supplier’s sustainability policies and initiatives that our partners attest to either during or after the procurement process.

For more information, please see:

Responsible business at Aegon – page 24; Aegon: A partner to the world – page 30; Responsible investment – page 28; Non-financial policies, procedures and outcomes - page 86; Task Force on Climate-related Financial Disclosures – page 410.

3.	We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.	Aegon has a dedicated Global Government & Public Affairs department, whose aim is to support regulators and lawmakers. We advocate worldwide for people to have access to insurance and financial services, for people to be aware of opportunities for flexible employment in old age and for governments to plan and provide for their citizens in an age of increasing longevity. Aegon also encourages financial literacy around the world and engages with individuals and policymakers in service of helping people to achieve wealth and health wherever we can. This includes partnerships with the World Economic Forum, the American Association of Retired Persons, the Milken Institute the Global Coalition on Aging and the Organization for Economic Co-operation and Development

For more information, please see:
Responsible business at Aegon – page 24

4.	We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	Each year, we publish progress against the PSI principles. Our progress report is included as part of our Integrated Annual report, and is available at www.aegon.com.

Aegon Annual Report on Form 20-F 2019

417	Reference tables

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

This is where, as a company, we can best support the international sustainable development agenda. The choice of these targets is aligned with how we approach responsible business (see page 24). It takes into consideration the nature of our business (as a provider of financial services) and our geographical footprint (as the majority of our businesses are located in developed economies). The table below shows our positive impact on our strategically more relevant SDGs, while also recognizing the positive impact we have on the other twelve goals (at goal level rather than target level).

Sustainable Development Goal	Aegon contribution to relevant SDG targets

Aegon strategic SDGs

No poverty End poverty in all its forms everywhere

Contribution to target 1.2

•  Products for low-income customers, including micro-insurance in Brazil and low-cost life insurance in Romania (page 24)

•  Working with customers in financial difficulty – budget coaches in the Netherlands / cooperation with National Foundation for Credit Counseling in the US (page 24)

•  Strengthening financial literacy and empowerment through local initiatives and programs, e.g., Start-up Plus (page 26)

Good health and well-being Ensure healthy lives and promote well-being for all at all ages

Contribution to target 3.4

•  Cover for customers facing chronic illnesses, including diabetes and cancer (pages 24, 25)

•  Investment in care homes for the elderly in UK and the Netherlands (page 29)

•  Support for research into chronic illnesses, including cancer, heart diseases and Alzheimer’s (page 34)

•  Exclusion of tobacco from investments to help address health concerns over smoking (page 88)

Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all	Contribution to target 7.2/7.3/7.a • Investments in renewable energy (pages 26, 29) • Investments in green bonds (pages 26, 29, 412)

Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

Contribution to target 8.10

•  Support for economic growth and job creation through our businesses and investments (page 13)

•  Providing a long-term source of employment for communities in which we operate (pages 30, 31)

•  Inclusion of minimum labor standards in Aegon’s responsible investment and procurement policies (pages 28, 33, 88, 410)

•  Inclusion & Diversity-related commitments and actions (pages 4, 18, 32, 33, 34, 87)

•  Equal pay (pages 32, 33)

Climate action Take urgent action to combat climate change and its impacts

Contribution to target 13.2

•  Support for Paris Pledge for Action and Dutch National Climate Agreement, working to reduce carbon emissions (pages 26, 413)

•  Engagement with investee companies on climate-related topic including encouragement to report following TCFD guidelines (pages 26, 28)

•  Exclusion of oil sands extraction and transportation from new investment in the updated Responsible Investment Policy (pages 88, 411)

•  Exclusion of thermal coal production from investment, and further limit coal-related new investment (pages 7, 26, 88, 411)

•  Aegon’s major operation in the Netherlands, UK and US have been carbon neutral since 2016 through a combination of reductions in facility-level emissions and the supporting of offset projects (pages 26, 411, 402)

CONTINUED >

Aegon Annual Report on Form 20-F 2019

418	Reference tables

Sustainable Development Goal	Aegon contribution to relevant SDG targets

Other SDGs (where Aegon also makes a contribution)

Gender equality Achieve gender equality and empower all women and girls

•  Products to support women suffering from cervical and breast cancer (page 24)

•  Signatory to Talent to the Top initiative in the Netherlands (page 32)

•  Local diversity and inclusion initiatives aimed at promoting gender diversity (pages 32, 33)

•  Reporting on gender pay gap in the UK and equal pay study in the Netherlands (pages 32, 33)

Industry, innovation and infrastructure Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation	• Investment in new, innovative technology companies through Transamerica Ventures and Aegon Growth Capital (pages 17, 20)

Reduced inequalities Reduce inequality within and among countries	• Local diversity and inclusion initiatives (pages 4, 32, 33) • Products for low-income customers (page 24) • Research into longevity, retirement and healthy aging (pages 7, 25).

Sustainable cities and communities Make cities and human settlements inclusive, safe, resilient and sustainable	• Significant investments in social /affordable housing in US and Netherlands (page 29)

Responsible consumption and production Ensure sustainable consumption and production patterns	• Aegon business operations have been climate neutral since 2016 (pages 26, 404, 413)

Life on land

Protect, restore and promote sustainable use of terrestrial eco-systems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss

• Responsible investment policy contains company position on biodiversity (pages 28, 88)

Peace, justice and strong institutions

Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels

• Exclusion of controversial weapons from investment (page 88) • Internal policies and guidelines covering bribery, corruption and money laundering (page 86)

Partnerships for the goals Strengthen the means of implementation and revitalize the Global Partnership for Sustainable Development

•  Signatories to UN Principles for both Responsible Investment and Sustainable Insurance (pages 411, 414, 7)

•  Aegon has partnerships with the World Economic Forum, the American Association of Retired Persons, the Milken Institute, the Global Coalition on Aging and the Organization for Economic Co-operation and Development (pages 25, 414)

Note: in our analysis, we excluded four SDGs, where our contributions are not sufficiently material (primarily because of the nature of our business and the location of our operations). These SDGs are ‘zero hunger’ (SDG2), ‘quality education’ (SDG4), ‘clean water and sanitation’ (SDG6), and ‘life below water’ (SDG14). For more information on the SDGs, see https://www. un.org/sustainabledevelopment/sustainable-development-goals/

Aegon Annual Report on Form 20-F 2019

419	Reference tables

International Responsible Business Conduct Agreement (IRBC Agreement)

In July 2018, Alex Wynaendts signed a statement of intent for Aegon NV to promote and act on the values of the Dutch International Responsible Business Conduct Agreement for the insurance sector (also known as the covenant) in Aegon entities outside of the Netherlands. Aegon Nederland signed up for the covenant. The covenant asks companies to explicitly address non-financial aspects of investments. It is based on the OECD Guidelines for Multinational Enterprises, the UN Guiding Principles on Business and Human Rights and, amongst others, also promotes animal welfare.

In 2019 Aegon continued to support the intentions of the covenant by recognizing the importance of the international guidelines which are fundamental to it. Aegon’s updated Responsible Investment Policy draws heavily on, amongst others, the UN Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises. The Policy is instrumental to Aegon’s investment practices as are executed by Aegon Asset Management; the group’s global asset manager responsible for managing most of Aegon’s investments. For further details on Aegon’s approach to responsible investment, please see page 28.

Next to the aforementioned Principles and Guidelines, Aegon has committed itself to support the UN Sustainable Development Goals (SDGs) where it can; both as a financial services provider and as an investor. As such, Aegon endeavors to align its investment strategies with the objectives of the SDGs it considers most relevant for its business practices. These being SDG 1 (no poverty), SDG 3 (good health and well-being), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 13 (climate action). For further details on Aegon’s commitment to the SDGs, please see pages 27 and 417.

Aegon publicly expressed its views on climate change by, amongst others, calling upon policy and law makers to implement zero emissions targets. For further details on Aegon’s commitment to mitigating the impacts of climate change, please see our Task Force on Climate-related Financial Disclosures report on page 410.

Aegon Annual Report on Form 20-F 2019

420	Glossary

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

Authorized Control Level (ACL) is the level US regulators are permitted to seize control of a company.

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

Company Action Level (CAL) is the regulatory intervention level at which a company has to submit a plan to its state regulators for the Aegon Americas segment. It is 200% of the Authorized Control Level (ACL) - the level regulators are permitted to seize control of a company. It is a requirement and the most pertinent for measuring risk-based capital (RBC).

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

Commercial Mortgage-Backed Securities (CMBS) is a type of mortgage-backed security that is secured by the loan on a commercial property.

Aegon Annual Report on Form 20-F 2019

421	Glossary

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

Defined benefit obligation relate to the accounting for post-employment benefit plans. It is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

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

Derivatives are financial instruments whose value changes in response to an underlying variable, that often require little or no net initial investment and are settled at a future date.

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

Aegon Annual Report on Form 20-F 2019

422	Glossary

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

Functional currency is the currency of the primary economic environment in which an entity within the Group operates.

Aegon Annual Report on Form 20-F 2019

423	Glossary

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

Loss absorbing capacity of deferred taxes (LAC-DT) is a loss compensating effect of taxes taken into account in the solvency capital requirement.

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

Minimum capital requirement (MCR) is the absolute minimum level of capital an insurance company must hold in excess of its Technical Provisions under Solvency II. This is the threshold of which below local regulators would intervene.

Monetary items are units of currency held and assets and liabilities to be received or paid in a fixed or determinable number of units of currency.

Aegon Annual Report on Form 20-F 2019

424	Glossary

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

Aegon Annual Report on Form 20-F 2019

425	Glossary

Repurchase agreement is a sale of securities with an agreement to buy back the securities at a specified time and price.

Residential Mortgage Backed Security (RMBS) is an asset-backed security that is secured by a residential mortgage or collection of residential mortgages.

Return on plan assets is the investment income derived from plan assets, together with realized and unrealized gains and losses on the plan assets less any costs of administering the plan and less any tax payable by the plan itself.

Reverse repurchase agreement is a purchase of securities with the agreement to resell them at a later specified date and price.

Risk Based Capital Company Action Level is designed primarily for US regulators to identify poorly capitalized companies whose continued operations may be hazardous to policyholders. The insurer’s RBC solvency ratio is determined as its ‘total adjusted capital’ divided by ‘authorized control level risk based capital. (ACL)’. However, it is industry and rating agency convention to complete and communicate the RBC solvency ratio relative to the ‘Company Action Level Risk Based Capital’, which is twice the authorized control level.

Security lending involves a loan of a security from one party to another.

Settlement date is the date that a financial asset is delivered to the entity that purchased it.

Solvency II is the supervisory regime introduced per January

1, 2016 and consist of a programme of prudential regulations of European insurance legislation, which vary in severity depending on the riskiness and diversity of an insurer’s business. The Solvency II programme is divided into three areas: Pillar 1 lays out quantitative requirements for the amount of capital an insurer should hold; Pillar 2 covers governance and risk management of insurers; and Pillar 3 addresses transparency, reporting and public disclosure.

Solvency capital requirement (SCR) is the amount of funds that insurance and reinsurance companies are required to hold in order to have 99.5% confidence that they could survive the most extreme expected losses over the course of a year under Solvency II. The SCR incorporates risks such as non-life underwriting, life underwriting, health underwriting, market, credit, operational and counterparty risks, and must be recalculated at least once per year.

Spot exchange rate is the exchange rate for immediate delivery.

Spread is the difference between the current bid and the current ask or offered price of a given security.

Spread earnings is the difference between the interest earned on investments and the interest credited to policyholders. This is typically associated with traditional type business.

Standard Formula is a risk-based approach to the calculation of an insurer’s solvency capital requirement under the Solvency II supervisory regime, prescribed by the regulator.

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

Volatility adjustment (VA) is a volatility adjustment to the discount rates for calculating technical provisions aims at avoiding pro-cyclical investment behavior of insurers when bond prices deteriorate owing to low liquidity of bond markets or exceptional expansion of credit spreads, under the Solvency II supervisory regime. The adjustment has the effect of stabilizing the capital resources of insurers and will be calculated by EIOPA.

Aegon Annual Report on Form 20-F 2019

426	Abbreviations

Abbreviations

AFM Authority for the Financial Markets

ALCO Asset & Liability Management Committee

ALM Asset Liability Management

BCR Basic Capital Requirement

DNB Dutch Central Bank

DOL Department of Labor

EFRAG European Financial Reporting Advisory Group

ESG Environmental, Social and Governance

FSB Financial Stability Board

GICs Guaranteed Investment Contracts

GMDB Guaranteed Minimum Death Benefits

GMIB Guaranteed Minimum Income Benefits

GMWB Guaranteed Minimum Withdrawal Benefits

G-SII Global Systematically Important Insurer

HLA Higher Loss Absorbing Capacity

IAIS International Association of Insurance Supervisors

IBOR Interbank Offered rates

ICS Insurance Capital Standard

ORSA Own Risk and Solvency Assessment

PPI Premium Pension Institution

PSI Principles for Sustainable Insurance

SDG Sustainable Development Goals

SEC United States Securities and Exchange Commission

SEE Southern & Eastern Europe

Aegon Annual Report on Form 20-F 2019

427	Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 5 Segment information of this report. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
◆	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
◆	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
◆	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;
◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆	Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
◆	Customer responsiveness to both new products and distribution channels;

Aegon Annual Report on Form 20-F 2019

428	Abbreviations

◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;
◆	Changes in the policies of central banks and/or governments;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆	Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the anticipated exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;
◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and
◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Aegon Annual Report on Form 20-F 2019

429	Contact

Contact

Head office

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

or toll free (US only): 877-548 96 68

E-mail: ir@aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Name: Jay Orlandi

Telephone: +1 443 475 3836

E-mail: jay.orlandi@transamerica.com

Colophon Consultancy and design Editing and production Typesetting	DartGroup, Amsterdam (NL) Aegon Corporate Communications (NL) DartGroup, Amsterdam (NL)

Aegon Annual Report on Form 20-F 2019

430	Documents on display

Documents on display

Aegon files annual reports with and furnishes other information to the SEC. The SEC’s web site is www.sec.gov.

The SEC allows Aegon to ‘incorporate by reference’ information into this Annual Report on Form 20-F, which means that:

◆	Incorporated documents are considered part of this Annual Report on Form 20-F; and
◆	Aegon can disclose important information to you by referring you to those documents.

Those documents contain important information about Aegon and its financial condition. You may access those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us (refer to section ‘Contact’).

Aegon Annual Report on Form 20-F 2019

431	Index to Exhibits

Exhibits

Index to Exhibits

1	Articles of Association. (1)
2	Any instruments defining the rights of security holders and / or long-term debt holders. Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
3	Description of securities.
4.1	1983 Amended Merger Agreement. (2)
4.2	Voting Rights Agreement. (3)
4.3	Board Agreement between A.R. Wynaendts and Aegon N.V.
4.4	Aegon N.V. Long-term Incentive Plan Rules.
4.5	Aegon Group Executive Board Variable Compensation Plan Rules 2017.
4.6	Aegon Group Executive Board Variable Compensation Plan Rules 2018.
4.7	Aegon Group Executive Board Variable Compensation Plan Rules 2019.
8	List of Subsidiaries of Aegon N.V. - Incorporation by reference to Note 49 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
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

Aegon Annual Report on Form 20-F 2019

432	Signatures

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.

/s/ Matthew J. Rider

Matthew J. Rider
Chief Financial Officer

Date: March 18, 2020

Aegon Annual Report on Form 20-F 2019

aegon.com