Form 20-F
period 2020-12-31
AEGON NV
filed 2021-03-18
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-

FORM 20-F

-

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

2,098,114,300 common shares and 571,795,040 common shares B

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☒ Yes No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934. ☐ Yes No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards

Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))

by the registered public accounting firm that prepared or issued its audit report.    ☒

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

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a

2	Offer Statistics and Expected Timetable	n/a

3	Key Information

3A	Selected financial data	122-123

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	87-92, 111-117, 189-215, 370-392

4	Information on the Company

4A	History and development of the Company	11-45, 307-309, 435

4B	Business overview	343-369

4C	Organizational structure	11-12

4D	Property, plants and equipment	394

4A	Unresolved Staff Comments	n/a

5	Operating and Financial Review and Prospects

5A	Operating results	124-146

5B	Liquidity and capital resources	99-106, 237-239, 272-273, 283-288

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	19-45, 124-146

5E	Off-balance sheet arrangements	300-304

5F	Tabular disclosure of contractual obligations	214-215, 300-304, 333

5G	Safe harbor	n/a

6	Directors, Senior Management and Employees

6A	Directors and senior management	53-57

6B	Compensation	66-86, 230-232, 310-312

6C	Board practices	48-52

6D	Employees	38-41, 223, 394

6E	Share ownership	48-52, 328-330

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	50, 328-330

7B	Related party transactions	310-312

7C	Interest of experts and counsel	n/a

8	Financial Information

8A	Consolidated Statements and Other Financial Information	148-154, 331-337

8B	Significant Changes	n/a

9	The Offer and Listing

9A	Offer and listing details	395

9B	Plan of distribution	n/a

9C	Markets	395

9D	Selling shareholders	n/a

9E	Dilution	n/a

9F	Expenses of the issue	n/a

Aegon Annual Report on Form 20-F 2020

10	Additional Information

10A	Share capital	n/a

10B	Memorandum and articles of association	396-397

10C	Material contracts	398

10D	Exchange controls	398

10E	Taxation	399-402

10F	Dividends and paying agents	n/a

10G	Statement by experts	n/a

10H	Documents on display	436

10I	Subsidiary Information	n/a

11	Quantitative and Qualitative Disclosures About Market Risk	111-117, 189-215

12	Description of Securities Other than Equity Securities	n/a

13	Defaults, Dividend Arrearages and Delinquencies	n/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15	Controls and Procedures	118

16A	Audit committee financial expert	61-62

16B	Code of Ethics	92

16C	Principal Accountant Fees and Services	403

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	404

16F	Change in Registrant’s Certifying Accountant	n/a

16G	Corporate Governance	48-52

16H	Mine Safety Disclosure	n/a

17	Financial Statements	n/a

18	Financial Statements	148-326, 338-341
19	Exhibits	437

Aegon Annual Report on Form 20-F 2020

Help people achieve a lifetime of financial security This Annual Report on Form 20-F aims to provide you with a comprehensive and detailed overview of Aegon’s governance, strategy, and performance in 2020. Read how we are creating sustainable value in pursuit of our purpose of helping people achieve a lifetime of financial security.

1

Welcome to Aegon’s 2020

Annual Report on Form 20-F

This is Aegon’s Annual Report on Form 20-F for the year ended December 31, 2020. Aegon’s aim in producing this report is to provide a comprehensive and detailed overview of the Company’s operations, strategy, and performance. In this report, we look at the trends and challenges our business is facing, at our strategy, and at how we share and create value through a responsible approach to our business. This report also contains the 2020 consolidated financial statements and Company financial statements for Aegon N.V. (from page 148).

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).

We have prepared this report in accordance with the International Financial Reporting Standards, as issued by the IASB, as well as the International Integrated Reporting Council (IIRC) framework. This report also conforms to the relevant reporting requirements under the Dutch Corporate Governance Code and Dutch Civil Code (Part 9, Book 2).

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

If you have comments or suggestions about this report, please contact our offices in The Hague. Contact details may be found on page 435.

References

Throughout this document, Aegon N.V. is referred to as either ‘Aegon’ or ‘the Company’. Along with its member companies, Aegon N.V. may be referred to as ‘Aegon Group’ or ‘the Group’. For the purposes of this report, ‘member companies’ shall mean, with respect to Aegon N.V., those companies consolidated in accordance with Dutch legislation relating to consolidated accounts.

References to ‘NYSE’ and ‘SEC’ relate to the New York Stock Exchange and the US Securities and Exchange Commission respectively. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of European Monetary Union member states; ‘USD’ and ‘US dollar’ when referring to the lawful currency of the United States and ‘GBP’, ‘UK pound’, and ‘pound sterling’ when referring to the lawful currency of the United Kingdom.

Aegon Annual Report on Form 20-F 2020

2

2020 At a glance

4	2020: A foundation for change

6	Letter from our CEO

8	COVID-19

10	Performance highlights

Aegon: A leading provider of financial solutions

11	Aegon today

12	Aegon’s products and services

12	Aegon’s markets

12	Ownership

12	Sources of revenues and earnings

12	Capital position

12	Diversified distribution channels

Our business environment

13	A challenging macroeconomic environment

13	Impact of COVID-19 on our customers

14	Increased pressure on retirement systems

15	Climate change and biodiversity loss

16	Business environment scan

Aegon’s strategy

19	Aegon’s purpose

19	Focused portfolio and capital management

19	Increasing profitable growth

20	Creating value

22	Performance in 2020

Responsible business

24	Our approach

25	Individuals

27	Society

28	The environment

30	Contribution to the UN Sustainable Development Goals

Responsible investment

31	Asset manager: Our solutions

31	Activities in 2020

33	Local commitments

Long-term value for our stakeholders

35	Value creation

35	Explanatory note

35	Definitions

36	Customers

38	Employees

42	Partners and suppliers

43	Investors

43	Society

Creating sustainable value

46	Letter from our Supervisory Board Chairman

48	Corporate governance

53	Composition of the Boards

58	Report of the Supervisory Board

66	Remuneration Report

87	Non-financial policies, procedures and outcomes

92	Code of Conduct

93	Regulation and supervision

99	Capital and liquidity management

107	Asset liability management

109	Reinsurance ceded

111	Risk management

118	Controls and procedures

Aegon Annual Report on Form 20-F 2020

3

Financial information

122	Selected financial data

124	Results of operations

125	◆ Results 2020 worldwide

130	◆ Results 2020 Americas

134	◆ Results 2020 The Netherlands

138	◆ Results 2020 United Kingdom

141	◆ Results 2020 International

145	◆ Results 2020 Aegon Asset Management

Consolidated financial statements of Aegon N.V.

147	Exchange rates

148	Consolidated income statement of Aegon N.V.

149	Consolidated statement of comprehensive income of Aegon N.V.

150	Consolidated statement of financial position of Aegon N.V.

151	Consolidated statement of changes in equity of Aegon N.V.

154	Consolidated cash flow statement of Aegon N.V.

155	Notes to the consolidated financial statements

Financial statements of Aegon N.V.

314	Income statement of Aegon N.V.

315	Statement of financial position of Aegon N.V.

316	Notes to the financial statements of Aegon N.V.

Other information

327	Profit appropriation

328	Major shareholders

Other financial information

331	Schedule I

332	Schedule II

334	Schedule III

336	Schedule IV

337	Schedule V

338	Auditor’s report on the Annual Report on Form 20-F

Additional information

343	Overview of Americas

351	Overview of the Netherlands

357	Overview of United Kingdom

362	Overview of International

368	Overview of Aegon Asset Management

370	Risk factors Aegon N.V.

393	Compliance with regulations

394	Property, plant and equipment

394	Employees and labor relations

395	Dividend policy

395	The offer and listing

396	Memorandum and Articles of Association

398	Material contracts

398	Exchange controls

399	Taxation

403	Principal accountant fees and services

404	Purchases of equity securities by the issuer and affiliated purchasers

Other Non-financial information

406	Non-financial data

411	Basis of preparation

414	Reference tables and reporting frameworks

414	◆ International Integrated Reporting Council (IIRC) framework

415	◆ EU Directive on Non-Financial Information

415	◆ Task Force on Climate -related Financial Disclosures (TCFD)

421	◆ UN Principles for Sustainable Insurance (PSI)

423	◆ UN Sustainable Development Goals (SDG)

426	Glossary

432	Abbreviations

433	Disclaimer

435	Contact

436	Documents on display

437	Index to Exhibits

Aegon Annual Report on Form 20-F 2020

2020: A foundation for change 4

In 2020, Aegon introduced its new strategy, and put in place a set of measures based on an ambitious operating plan and new financial targets aimed at increasing value for all our stakeholders. This approach seeks to change Aegon’s performance trajectory by reducing costs, expanding margins and growing profitably.

◆  Aegon completes the sale of its 50% stake in its Japanese variable annuity joint ventures to partner Sony Life.

◆  Transamerica scores 100% in the Human Rights Campaign Foundation’s Corporate Equality Index for the third consecutive year.

◆  Aegon UK employees raise more than GBP 106,000 for its charity partners and other good causes following a series of fundraising initiatives.

◆  COVID-19 lockdowns are introduced in Europe and the United States; Aegon moves to working from home.

◆  Transamerica settles Universal Life litigation for approximately USD 88 million.

◆  Transamerica announces comprehensive CARES Act customer support initiatives, including distribution fee waiver for COVID-19-impacted retirement plan participants.

◆  Aegon Transamerica Foundation makes USD 500,000 contribution to Direct Relief to support ongoing COVID-19 relief efforts.

◆  Lard Friese succeeds Alex Wynaendts as CEO of Aegon.

◆  Caroline Ramsay and Thomas Wellauer are appointed to Aegon’s Supervisory Board.

◆  Appointments of Blake Bostwick as CEO of Transamerica’s Individual Solutions Division and Kent Callahan as CEO of Transamerica’s Workplace Solutions Division.

◆  Aegon the Netherlands agrees partnership with IBM for the management of 800,000 individual life insurance policies.

◆  Following the death of George Floyd in the United States, employees at Transamerica form Black Professionals for Change, a new employee resource group (ERG).

Aegon Annual Report on Form 20-F 2020

2020: A foundation for change 5

◆  Aegon and Banco Santander complete the expansion of their life and non-life insurance partnership in Spain.

◆  Aegon achieves its highest score yet in the Workplace Pride Benchmark.

◆  Transamerica is included in the Diversity Best Practices Inclusion Index for the third year in a row.

◆  Principles for Responsible Investment (PRI) awards Aegon Asset Management its top rating of A+ for the strategy and governance of its responsible investment activities.

◆  Aegon sponsors Pension Awareness Week 2020 in the United Kingdom.

◆  Aegon Transamerica Foundation donates USD 250,000 to relief efforts following a severe storm in Iowa, the United States.

◆  Aegon announces that Jack McGarry will be nominated for appointment to the Supervisory Board at the 2021 Annual General Meeting (AGM).

◆  Aegon the Netherlands joins 25 financial institutions to launch the Finance for Biodiversity Pledge, calling on world leaders to commit to reverse biodiversity loss this decade.

◆  Aegon Asset Management moves to a single global brand.

◆  Transamerica features on Working Mother 100 Best Companies list for the second consecutive year.

◆  Duncan Russell joins Aegon as Chief Transformation Officer.

◆  Aegon announces the sale of Stonebridge, a UK-based provider of accident insurance products, for approximately GBP 60 million.

◆  Aegon announces that Frans Blom will be nominated for appointment to the Supervisory Board at the 2021 AGM.

◆  Transamerica completes the sale of the iconic Pyramid building complex in San Francisco, California, for USD 650 million, while retaining the naming rights.

◆  Transamerica Premier Life Insurance Company merges with Transamerica Life Insurance Company.

◆  Aegon makes a financial contribution to a campaign to help individuals in the Netherlands experiencing financial difficulties during the COVID-19 pandemic.

◆  Aegon agrees to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey for EUR 830 million to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG).

◆  Aegon Asset Management joins other members of the International Investors Group on Climate Change (IIGCC) in asking 36 major European CO2-emitting companies to explicitly include climate risks in their financial reports, or face possible investment withdrawal.

◆  Announcement that the Aegon-backed Silver Starters learning program for entrepreneurs aged 50+ will be extended to Italy and Portugal in 2021.

◆  Aegon signs the Race at Work Charter in the United Kingdom.

◆  Transamerica and Aegon Asset Management introduce Transamerica DB Complete, a new defined benefit plan management service that brings together all the services typically outsourced to unrelated third-party vendors, including plan administration, asset management, and actuarial support.

◆  At Capital Markets Day, Aegon announces its new strategy and financial targets, including an expense savings program aimed at reducing addressable expenses by EUR 400 million in 2023 compared with 2019.

◆  Aegon the Netherlands signs the Diversity Charter as part of its commitment to promoting diversity and inclusion in the workplace.

◆  Aegon Asset Management’s equity platform selected for a USD 1.1 billion sub-advisory responsible investment mandate under the US Sustainable Equity Income strategy.

◆  Aegon donates GBP 20,000 to Aegon Breakfast Clubs in Edinburgh.

◆  Aegon surpasses its goal of 30% gender diversity at management level worldwide in 2020, reaching 32% female representation.

Aegon Annual Report on Form 20-F 2020

Letter from our CEO 6

The past year was particularly challenging for everyone in terms of how we work and live. When I joined Aegon in March I was deeply impressed by how quickly our employees adapted to the new situation and maintained high levels of service to our customers and engagement with our business partners.

We took proactive steps to guide and support our customers during the difficulties they faced. For instance, we introduced the ‘Blue Heart’ program in the Netherlands that enabled people facing financial difficulties to postpone their payments. In China, we included COVID-19 coverage as part of our critical illness product range. Following the introduction of the CARES Act in the US, Transamerica helped customers navigate the complex regulations to access retirement savings in a penalty-free manner.

Our employees’ commitment was further illustrated by our US colleagues in Cedar Rapids, Iowa when a devastating storm hit the state in August. Everyone worked tirelessly to ensure uninterrupted service to customers, while supporting each other and their local communities during this extraordinarily difficult time.

Prior to 2020, the idea of an international organization of over 22,000 people working from home was difficult to imagine. Yet, faced with the pandemic and a host of other challenges, our colleagues across the Group adapted swiftly to a different way of working, stayed focused and began executing on our plans to transform Aegon.

Our employees still face challenges, ranging from working from home while caring for children, to being isolated from older family members, to coping with the mental strain of the drawn-out pandemic. Aside from providing the IT tools and equipment needed to create a safe home-working environment, we have developed the ‘Working from Home’ framework, which sets vitality and engagement as priorities to support employees. By delivering on our key aims of keeping fit, connected, and motivated, we have been able to improve our overall engagement as shown by the results of the 2020 Global Employee Survey.

New strategy

After my appointment as CEO, we launched a detailed review of the Group. Aegon has not been performing up to its full potential for some time, and we are determined to take action to address this. The review established that we needed to sharpen our strategic focus, improve the way we allocate capital, build a true, high-performance culture, improve our operating discipline, and reduce our risk profile - all against the backdrop of a low interest rate environment and an uncertain economic outlook.

We announced Aegon’s new strategy at our Capital Markets Day on December 10, 2020. Going forward, we are focusing on three core markets, three growth markets and one global asset manager. Our three core markets - the United States, the Netherlands, and the United Kingdom - are among the largest investment, protection, and retirement markets in the world. Our ambition is to play a leading role in each of them. In markets where we have sub-scale or niche positions, we will manage capital tightly and have a bias to exit. Additionally, we have decided to separate our businesses in our core markets into Financial Assets and Strategic Assets. Financial Assets are blocks of business which we have closed for new sales. They are capital intensive with relatively low returns on capital employed. Strategic Assets are businesses with a greater potential for an attractive return on capital, and where we are well-positioned for growth. We aim to release capital from Financial Assets over time and re-allocate capital to Strategic Assets and growth markets.

Growth markets

We aim to increase market share in attractive growth markets through our successful partnerships in Spain, China, and Brazil. Together with our partners, we will develop these businesses and capture the growth potential they provide by leveraging our global expertise and capabilities.

Success in all our businesses will be underpinned by a global asset manager that has strong investment capabilities, thereby allowing our customers to make attractive returns on their investments. Similarly, our asset manager benefits from the links with our other businesses. For instance, the retirement platforms

Aegon Annual Report on Form 20-F 2020

Letter from our CEO 7

we operate in our core markets provide an opportunity to offer asset management solutions. Where appropriate we aim to increase the penetration of our own competitive, proprietary investment solutions across our retirement platforms over time.

Delivering on our plans

In the second half of 2020, we took the first concrete steps to deliver on our plans. We announced the divestments of Stonebridge and our operations in Central & Eastern Europe, restructured our businesses in India, Hong Kong, and Singapore and decided to cease funding of GoBear.

Measures taken to strengthen our balance sheet ensured that the capital ratios of our three main business units ended 2020 above their respective operating levels. Examples of the measures taken include the reinsurance of disability risk in our Dutch non-life business and the sale of the Transamerica Pyramid in San Francisco. We also took the first steps towards our deleveraging target by repaying USD 500 million of senior debt.

The aim of rebasing the dividend – announced at the first half-year results – is that dividend payments will be sustainable and well covered by the Free Cash Flows that we generate, even in reasonable stress scenarios. Our aim is to grow the dividend per share in line with recurring Free Cash Flows to around EUR 0.25 per share over 2023.

Granular operating plan

To ensure we deliver on our objectives, we have developed a rigorous and granular operating plan. The plan draws on input by over 1,500 employees to develop 1,100 initiatives aimed at reducing costs, expanding margins, and growing profitably. It includes an expense savings program targeting a EUR 400 million reduction in addressable expenses by 2023, representing a 13% savings over the addressable expense base of 2019. In 2020, we delivered on 260 initiatives, which puts us on track to deliver half of our expense savings 2023 target by the end of 2021. Of these savings, we intend to re-invest EUR 150 million in initiatives designed to deliver future growth in earnings.

There is still a lot of work ahead of us. We are building a high-performance culture within Aegon, investing in talent development, and focusing on delivery. We will operate with discipline and maintain an intense organizational rhythm to deliver on the transformation.

Responsible business

We believe that a solid environmental, social and governance (ESG) foundation is essential to long-term value creation. Further integration of ESG objectives into the overall strategy is a priority for Aegon. On January 1, 2020, we implemented a revised Group-wide Responsible Investment Policy and expanded the measurement of the carbon emissions associated with our investments. We are committed to strengthening Aegon’s vision on sustainability and integrating it into our new business strategy. To drive this forward, I have appointed a Global Head of Corporate Sustainability, reporting directly to me, starting on January 1, 2021.

We are also making progress on inclusion and diversity across the Group. Aegon’s 2020 Global Employee Survey shows that 79% of employees believe they can be their authentic selves at work and have equal opportunity to succeed. We also met our objective to have at least 30% women in senior management positions across Aegon by the end of 2020.

We see our progress on inclusion and diversity as steps along our pathway to create a workplace that reflects the diversity of the customers we serve and where the views and perceptions of our people encourages diversity of thought and innovation.

While we are not there yet, we have a strong foundation to build upon. We are now including a gender diversity target into the remuneration for all Executive Board and Management Board members.

Aegon and the future

Our purpose is to help people achieve a lifetime of financial security. We are making progress to become a leader in investment, protection, and retirement solutions, with trusted brands and leading retirement platforms in attractive markets. In our core markets, the shift away from defined benefit pension plans, together with low interest rates, mean our customers need to save more, not less. In addition, traditional government-based retirement systems are increasingly strained, and customers in our markets must take on greater individual responsibility for retirement planning. Aegon will draw on its long years of experience and extensive distribution reach to support them with the right solutions. By serving our customers’ evolving needs in a changing world, Aegon creates long-term value that is shared with all its stakeholders.

Thank you

Looking back on a challenging year, I am pleased that we have supported our customers and taken the first steps to transform Aegon into a more enduring, high-performance company. I am very grateful to everyone who has contributed to this and I look forward to continuing with you on this exciting journey.

The Hague, the Netherlands, March 17, 2021

Lard Friese

CEO of Aegon

Aegon Annual Report on Form 20-F 2020

COVID-19 8

Since the first outbreak of COVID-19 in early 2020, Aegon has been directly affected by the pandemic. We recognize it has had a significant impact and created challenges for our employees, our customers, and the communities in which we operate. Throughout the pandemic, we have taken proactive steps to support our stakeholders as we navigate through this challenging period together.

Impact on Aegon’s financial performance

Earnings and capital

In terms of underlying earnings before tax, the greatest impact of the pandemic has been on Aegon Americas’ life insurance business. In 2020, higher mortality led to higher life insurance claims, adversely impacting earnings. In the second half of the year, increased mortality claims were offset by stronger performance of certain product groups. In particular, claims activity within Aegon’s long-term care (LTC) insurance business fell, leading to favorable morbidity experience as a result of the pandemic. Lower interest rates – resulting from more muted economic growth expectations and central bank stimulus – also had a negative impact on Aegon’s earnings in the Americas. The earnings repercussions for Aegon’s other major country units have been limited, although the Netherlands experienced a rise in travel and disability insurance claims when the pandemic first struck.

On the basis of the first half 2020 results - which reflected the impact of COVID-19 and lower interest rates - and in light of the uncertain economic outlook, Aegon withdrew its 2019-2021 financial targets in August 2020. Throughout the year, we took steps to strengthen our balance sheet and improve the Company’s risk profile. In this context, we decided to retain the final dividend for 2019 and rebase the interim dividend from a level of 15 cents per share for 2019 to 6 cents per common share for 2020. Rebasing of the dividend ensures that it is sustainable and well-covered by the free cash flows that we generate, even in reasonable stress scenarios. Furthermore, several actions were taken to increase the capital position of Aegon and its main units. As a result, the capital positions of the main units ended the year above their respective operating levels.

Expenses and sales

A series of lockdown measures and travel restrictions in Aegon’s key operating markets throughout 2020 caused disruption to our normal ways of engaging with our customers and one another. This significantly reduced our expenses, in part due to restrictions on employee travel, as well as the scaling back of sales and marketing activities. While generating savings, the pandemic also triggered additional expenditures, such as information technology (IT) costs associated with switching to a working-from-home set-up. Some of these savings will dissipate as normal business practices resume. However, others will become permanent, as Aegon has taken the lessons learned from working from home into account when developing a program to reduce addressable expenses by EUR 400 million by 2023.

Aegon’s sales teams have been resourceful in adapting to this new landscape, though restrictions on our sales and marketing activities have had a negative impact on sales in certain cases. In Spain and Portugal, sales of property and casualty insurance products fell in 2020 due to the temporary closure of retail banks, which provide an essential distribution channel. Meanwhile, a challenging economic and employment environment, coupled with government measures to combat the pandemic, has dampened customer demand, and hence sales, within specific product lines. US sales of retirement plan products fell during 2020, while travel restrictions and challenging market conditions severely affected sales within Transamerica Life Bermuda (Aegon’s high-net-worth business operating in Hong Kong, Singapore, and Bermuda).

Aegon Annual Report on Form 20-F 2020

COVID-19 9

Helping our stakeholders navigate the crisis

As events unfolded around COVID-19, Aegon’s customers, employees, and other stakeholder groups began to see their lives disrupted in a number of ways. Since the very start of the pandemic, we have taken proactive measures to help our colleagues and other partners navigate this intensely challenging period.

A stable environment for our employees

In early 2020, our first priority was to ensure the safety and well-being of our employees around the world. Swift, decisive action by our IT staff allowed our teams to transition smoothly to home-based working. As well as IT tools and hardware, we also provided colleagues with desk furniture to make the switch as practical and comfortable as possible. Alongside this, we have worked hard to give our employees the tools and day-to-day support they need to feel happy and motivated while working outside the office. To formalize this approach, we introduced a ‘Working from Home’ framework to help staff sustain good levels of well-being, engagement, and productivity during lockdown.

Guiding our customers and partners through the pandemic

We are acutely aware of the difficulties and disruption that the pandemic has caused for our customers, suppliers, and other partners. Our smooth transition to working from home and fast adoption of virtual conferencing tools such as Microsoft Teams, have enabled us to maintain an uninterrupted service for Aegon customers worldwide. We have also gone one step further, by exploring innovative ways to remain closely connected to our customers and provide additional support during this challenging time. As a result, Aegon’s customer-facing teams in the Netherlands recorded their best-ever relational NPS (rNPS) scores during the pandemic. rNPS is an important gauge of customer satisfaction. New digital solutions have played an important role: in Spain, we have launched a new tele-health service for local customers, providing free medical advice on a 24-hour basis. Meanwhile, we have remained sensitive to our customers’ evolving concerns. Aegon the Netherlands, for instance, has launched the ‘Blue Heart’ campaign to provide customers with flexibility around their insurance, pension, and mortgage payments. In China, we have included

COVID-19 coverage as part of our critical illness product range to help give people peace of mind.

Just as we have gone the extra mile for our customers, we have also reached out to our suppliers to provide additional support during the pandemic. In early 2020, Aegon worked with its outsourced IT teams in India to help them transition to working from home and ensure continuity of critical IT services.

Supporting Aegon’s communities

As a company that strives to be a good corporate citizen, we recognize the importance of offering immediate COVID-19-related support to the communities in which we operate. In 2020, our initial focus was on providing direct relief to local charities and supporting key workers on the front lines. In the United States, Aegon worked with its partners to provide personal protective equipment (PPE) to healthcare professionals. Our teams in Asia donated money to World Vision, a Hong Kong-based relief and development organization, for the purchase of face masks, as well as health education programs. Aegon the Netherlands also contributed EUR 250,000 for healthcare workers’ insurance through the Dutch Insurance Association.

Away from the frontlines, Aegon donated food and medical supplies to elderly people across Europe who have been affected by the pandemic. In the Netherlands, we gave our support to educational charities that are helping disadvantaged children with home-schooling by providing free laptops.

Around the world, Aegon employees have been closely involved in fundraising efforts to boost our community support initiatives. Many have also donated their time and expertise in other ways. Aegon the Netherlands, helped to spearhead a program led by Nibud (the Dutch National Institute for Family Finance Information) to train financial services workers to offer support and advice to people on managing their personal finances during the pandemic. Aegon employees have responded enthusiastically to this initiative, which aligns with our purpose of helping people achieve a lifetime of financial security.

Aegon Annual Report on Form 20-F 2020

Performance highlights 10

Aegon Annual Report on Form 20-F 2020

Aegon: A leading provider of financial solutions 11

Aegon today

Aegon is an integrated, diversified financial services group that offers innovative and effective investment, protection, and retirement solutions to customers. Our purpose is to help people achieve a lifetime of financial security. From our roots in the 19th century, we have grown to serve 30.4 million customers globally with EUR 921 billion of revenue-generating investments. Our holding company, Aegon N.V., is headquartered in The Hague, the Netherlands.

Main brands

Aegon

The Netherlands, UK, Spain, China, Hong Kong, Indonesia, Japan,

Thailand, Hungary, Poland, Romania, and Turkey1

Transamerica

US

Transamerica Life Bermuda Ltd.

Bermuda, Hong Kong, Singapore

Aegon Asset Management

Germany, Hong Kong, Hungary,1 Japan, the Netherlands,

Spain, UK, US

Joint ventures and associates

Brazil, China, France, Hong Kong, India, Indonesia, Malaysia,2 the Netherlands, Philippines,2 Portugal, Singapore, Spain, Thailand, and Vietnam2

◆	The Aegon brand operates as Aegon Insights in Australia, China, Indonesia, Thailand, and Hong Kong.

◆	The Kames Capital brand in the UK and TKP Investments in the Netherlands were re-branded to Aegon Asset Management in 2020.

◆	We also operate under several other brands, including: Knab, TKP, Robidus, Aegon Cappital, and Nedasco (the Netherlands); World Financial Group (US, Canada); Origen Financial Services (UK); Futuready (Indonesia), and Transamerica Ventures.

[1]	In November 2020, Aegon agreed to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG).
[2]	In early 2021, Aegon ceased funding of its GoBear joint venture, an independent insurance and banking comparison website.

Aegon Annual Report on Form 20-F 2020

Aegon: A leading provider of financial solutions 12

Aegon’s products and services

Aegon’s products and services include:

Insurance	Long-term savings related	Banking & mortgages	Asset management

• Life (indexed universal life, whole life, and term) • Accident and health • Property and casualty	• Retirement plan services • Annuities • Mutual funds • Stable value solutions	• Digital banking services • Residential mortgages	• Retail and institutional investment management solutions • Retirement savings vehicles and strategies

Aegon’s markets

In 2020, we brought together our activities in Southern and Eastern Europe (SEE) and Asia, creating a new reporting segment, Aegon International. The five reporting segments are as follows:

◆	Americas

◆	Aegon the Netherlands

◆	Aegon UK

◆	Aegon International

◆	Aegon Asset Management (AAM)

As a global financial services group, Aegon is well equipped to share capital, talent, knowledge, processes, and technologies across geographies and business lines. In our three core markets (the United States, the United Kingdom, and the Netherlands), our three growth markets (Spain and Portugal, Brazil, and China) and AAM, we take a systematic approach to allocating capital toward profitable opportunities. Full details on our strategy can be found on page 19.

Ownership

Aegon N.V. is a Dutch public limited liability company. Our shares are listed on both Amsterdam (Euronext) and New York (NYSE) stock exchanges. Approximately three-quarters of our shareholders are from our three core markets: the United States, the Netherlands, and the United Kingdom. Shareholders meet at least once per year at our Annual General Meeting (AGM). In 2020, due to COVID-19 restrictions, the AGM was held virtually.

Sources of revenues and earnings

Aegon derives revenues and earnings from insurance premiums, investment returns, fees, and commissions received. We are well-diversified across these sources, which is important for our ability to pay attractive dividends and to invest in future growth.

Capital position

We carefully manage our capital position to protect Aegon and our customers against fluctuations in global financial markets and changing business conditions. At the end of 2020, our Solvency II ratio – measuring our capital strength – stood at 196%. The capital ratios of our three main units ended 2020 above their respective operating levels. We hold significant capital buffers, both within the operating entities and at group level, to safeguard the interests of our policyholders, pay attractive dividends to shareholders, and take advantage of future business opportunities.

Diversified distribution channels

Aegon offers both direct and intermediary-assisted access to our products and services throughout all our divisions. In this way, we bring our customers the very best of the solutions offered by Aegon and our partners.

We offer simple solutions as well as more sophisticated ones. For simpler types of solutions, we are growing our direct distribution capabilities so we can engage with customers directly – for example, via our Dutch digital bank, Knab.

For more complex services and products, we use our network of business partners, including brokers, agents, banks, employee benefit consultants, and independent financial advisors. Our multi-channel approach to intermediary distribution serves a diverse array of customers, allowing us to provide tailored advice and advanced solutions.

Some of our distribution channels are owned by Aegon. For example, we serve customers through Origen Financial Services in the United Kingdom and through World Financial Group in the United States and Canada. We also develop e-commerce partnerships, for example in China.

Where our earnings come from

(underlying earnings before tax, in EUR millions)

[1]	Total number includes Holding and others (not shown in chart).

Aegon Annual Report on Form 20-F 2020

Our business environment 13

Aegon operates in a complex environment. Our business is potentially sensitive to a wide range of social, economic, and environmental factors, all of which are constantly changing, and we are continuously adapting our business to this evolving environment. We capture these in our ‘Business Environment Scan’ process.

A challenging macroeconomic environment

Following relatively strong growth in 2019, global economic output in our markets contracted sharply during the first half of 2020 due to the COVID-19 pandemic. Full or partial lockdowns in many countries and regions played a significant part in curtailing economic activity. The subsequent easing of lockdown restrictions saw growth rebound in the second half of the year. However, the reintroduction of tougher measures to prevent the virus from spreading later in 2020 means that economic uncertainty – in many regions – will continue to persist into 2021.

The impact of the pandemic is being felt across the global economy. Public deficits and debt have been pushed up; meanwhile, temporary business closures and a disrupted value chain have created a range of challenges for parts of the private sector, with unemployment increasing accordingly. We also expect to see a rise in bankruptcies and non-performing loans; though, this threat has so far been mitigated by the proactive response of governments and central banks. These challenges are likely to persist, at least until vaccination programs against COVID-19 become widespread.

The overall economic fall-out will be far-reaching, and many forecasters expect the economic impact of the virus to be felt for several years to come. COVID-19-related government stimulus packages, on top of already relaxed monetary policies, could lead to delayed inflation. However, at the present time, low nominal interest rates make savings fundamentally less attractive and represent a major headwind to our businesses, particularly in the United States and Europe. While there is a risk of higher inflation in the longer term, we expect a ‘lower for longer’ interest rate environment to continue to shape our business strategies in the medium term.

The pandemic has aggravated other underlying economic trends, with disruptions to global supply chains forcing businesses to revert to more localized ways of working. Meanwhile, we see a trend from globalization toward greater regionalization, as illustrated by strained China-US relations, as well as growing protectionist sentiment in Europe and other major economies.

Impact of COVID-19 on our customers

The past year has seen sharp increases in mortality rates worldwide, driven largely by COVID-19. Victims are mostly elderly or individuals who have underlying health conditions, including those in nursing homes. While governments worldwide have introduced measures to protect the most vulnerable, infections and deaths have remained consistently high in many regions. That said, COVID-19 induced mortality was lower amongst the insured population than in the wider population.

Another impact from COVID-19 on our Long-Term Care customers in the United States has been the concern with respect to nursing care. Transamerica has seen a reduction in the number of new Long-Term Care claims, which may be driven by hesitation of entering care facilities due to the higher presence of COVID-19.

Beside their physical health, people are also being impacted by the pandemic in other ways, with many individuals dealing with stress and poor mental health. Employment concerns are often part of this: 58% of US workers recently surveyed by the Transamerica Center for Retirement Studies® said COVID-19 has had an impact on their employment situation.

Governments have acted decisively to alleviate the pandemic’s impact on individuals. In many cases, and particularly in the United Kingdom and United States, measures have included allowing individuals to access their pension savings. While these actions reduce short-term financial stress for individuals, they leave people at an increased risk of poverty in old age.

At a time when many people are facing severe financial difficulties, there is an increased need for personalized solutions

Aegon Annual Report on Form 20-F 2020

Our business environment 14

that can help individuals better manage their financial well-being. At Aegon, our focus throughout the COVID-19 pandemic has been on moving closer to our customers and finding new ways to meet their needs. This includes financial protection products that address the new challenges posed by the pandemic.

Increased pressure on retirement systems

Before the COVID-19 pandemic, retirement systems around the world had been undergoing severe financial strain as a result of increased longevity, population aging, and the prolonged low-interest rate environment. Government benefits, such as social security, have been facing severe funding shortages, and reforms are urgently needed. The traditional pension plans offered by employers have been replaced with employee-funded defined contribution plans, which may or may not be supplemented by employer contributions. Individuals are increasingly being expected to self-fund a greater portion of their retirement income, though relatively few are equipped to do so.

Although its long-term effects are still unclear, the pandemic has further exposed the fragility of retirement systems. Indeed, nearly one-quarter of US workers surveyed by the Transamerica Center for Retirement Studies® about the impact of the pandemic felt less confident about being able to retire comfortably.

There is an opportunity for social partners to resolve these pressing issues. Private retirement solutions have an increasingly important part to play, both in raising awareness and in educating the public on the need to save for retirement.

Employers also play a vital role in helping workers successfully prepare for retirement; a role that has become even more crucial and precarious amid the pandemic. They can support their employees by offering an employer-sponsored retirement plan and by encouraging workers to engage in retirement planning. However, employers must also be supported by public policy. The world’s response to COVID-19 illustrates the extent to which we – and our economic, health, and social security systems – are dependent on each other.

Retirement readiness

According to the results of Aegon’s Retirement Readiness Survey 2020, only one-quarter of workers feel they are on course to achieve the income they will need during their retirement (globally, this is an average of 67% of a worker’s current income). Around 44% of respondents say they are not on track, and the final one-third do not know whether they are on track.1

With individuals taking on increasing responsibility for funding their retirement, these responses demonstrate that more must be done to help people feel confident about the future. At Aegon, we endeavor to meet this need, which aligns with our purpose to help people achieve a lifetime of financial security.

[1]	Percentages are shown to zero decimal places. Rounding percentages to the nearest whole number results in a sum of slightly over 100 percent.

Aegon Annual Report on Form 20-F 2020

Our business environment 15

Climate change and biodiversity loss

A series of climate-related events in 2020, including extensive wildfires in California, the Amazon rainforest, and Australia, drew further public attention to environmental issues, including the impact of climate change and loss of biodiversity.

While the direct physical risks of climate change to life insurers remain limited, evidence suggests that the associated risks are growing. A joint study by the Dutch Central Bank (DNB) and the Netherlands Environmental Assessment Agency (PBL), published in June 2020, highlighted the exposure of Dutch financial institutions to risks linked to biodiversity loss. According to the study, Dutch financial institutions worldwide have more than EUR 510 billion invested in companies with a high or very high dependency on one or more ecosystems, which represents 36% of the researched portfolio.

Climate-related risks may feature more heavily in future insurance regulations. In October 2020, the European Insurance and Occupational Pensions Authority (EIOPA) published a consultation on the use of climate change risk scenarios in Own Risk and Solvency Assessments (ORSAs) that stressed the need for forward-looking management of climate change-related risks. In a previous publication, DNB set out a series of best practices for integrating climate-related risks in ORSAs. There are also reputational risks to consider. Increased societal awareness around climate change has brought the perceived role of the insurance and wider financial services industry into sharp focus. Organizations that fail to address environmental, social, and governance (ESG) factors in their communications and actions may face long-term reputational consequences.

At the same time, with ESG and sustainability investments now accounting for more than one-quarter of assets under management worldwide, companies increasingly view sustainability as a key value driver. Asset managers, in particular, can support investors in developing their sustainable investment ambitions. More widely, today’s organizations increasingly recognize their responsibility to lead by example and encourage sustainable practices when engaging with customers.

Aegon Annual Report on Form 20-F 2020

Our business environment 16

Business Environment Scan

Aegon conducts a biennial Business Environment Scan (BES) to identify the opportunities and challenges with the most significant potential to influence the value created by our business, for example in terms of Aegon’s financial strength or competitive position.

The BES combines the materiality assessment with emerging risk identification. It looks beyond impact alone to assess the potential of topics to influence ongoing value creation, as shown by the materiality matrix below. In 2020, we re-evaluated and refreshed the BES by engaging with relevant internal and external experts, as well as selected stakeholders such as non-governmental organizations (NGOs), business partners, and customers. While we see many opportunities for our business, we are also mindful of potential challenges ahead. The BES takes into account the COVID-19 pandemic, for example, and its impact on Aegon’s business and wider market environment.

It is important to note that, while the BES incorporates findings from Aegon’s own overarching risk management process, the exercise is also informed by many other sources. The BES provides a ‘helicopter’ view of the material macro-scale headwinds and tailwinds specific to our business operations, as assessed by our experts and viewed by our stakeholders. For more information on our risk management approach, please see our dedicated risk management section on page 111 and the risk factors for Aegon N.V. on page 370.

Aegon Annual Report on Form 20-F 2020

Our business environment 17

The following table elaborates on the opportunities and challenges posed by the eight material topics identified as both high impact and high likelihood by the BES.

Data protection and information security	Opportunity	Challenge

The increased pace of digital transformation brings greater benefits for Aegon’s business operations in terms of speed and costs. It also means we can provide more personalized and convenient products, as well as a better customer experience. Furthermore, by paying attention to issues of data protection and information security, we can establish strong, long-term customer relationships by building trust with the people we support.

Cyberattacks can cause damage to the interests of customers and stakeholders and undermine their trust in Aegon. Threats are becoming more sophisticated, and malicious actors are taking advantage of artificial intelligence (AI) and cloud computing to launch increasingly complex attacks. Moreover, data management requirements are evolving quickly: the potential for large fines from regulators and class action litigation is growing. Aegon must continue to invest in information security to protect our business, and our customers’ information, from an evolving cyberthreat landscape.

Customer propositions and technological innovation	Opportunity	Challenge

Aegon is exploring the potential of innovative technologies to help us offer our customers new solutions and improved levels of service. This approach involves close collaboration with fintech and insurtech companies to harness their knowledge and innovation capabilities. Technological advances allow us to be more flexible in our product offering, offering increasing focus on customer well-being, early diagnostics, and health tracking, among other areas. By moving to a service model based on preventive as well as protective services, we can adapt to the evolution of our traditional customer segments. With shifting socio-demographic categories and the emergence of new modes of employment (for example, ‘gig economy’ work and working from home), digital innovations will allow us to tailor our service offering around individuals’ needs. Meanwhile, we can continue to integrate our social purpose into our products, for instance by offering tailored solutions to vulnerable customers, such as people diagnosed with HIV, or by promoting savings plans and financial education to individuals impacted by the COVID-19 pandemic.

Customers increasingly expect a seamless digital journey with Aegon, and they expect us to play a proactive, positive role in society. To maintain our strong relationships with our partners and customers, we need to keep abreast of changes in our industry and in the digital landscape. Doing so allows us to stay ahead of our traditional competitors as well as an emerging generation of fintechs and insurtechs. Furthermore, since business development and innovation often take place at the business unit level, Aegon must ensure that all global business units and teams are working toward cohesive and consistent innovative customer solutions.

Reputation	Opportunity	Challenge

Aegon relies on the trust of all of our stakeholders. In the face of the COVID-19 pandemic, we have the opportunity to further prove our trustworthiness as a company by integrating environmental, social, and governance (ESG) considerations into our core business and by striving to have a positive impact on society at large. How we engage with our customers around ESG is also important. By communicating in a transparent and empathetic way, and offering our customers and stakeholders the support they need, we can ensure our reputation is protected and enhanced. We can also take advantage of social and digital media to spread our message to new audiences. Equally, it is important that we continue to select third-party providers that reflect positively on our brand and reputation.

Society expects insurers to pay attention to a wide range of ESG factors; failure to do so creates the possibility of long-term reputational damage from the perspective of customers and investors. It is particularly easy for trust to be lost in times of heightened tension such as the COVID-19 pandemic. To mitigate the potential for reputational damage, Aegon must remain mindful of the needs of all stakeholders when launching new or amending existing propositions.

Low rates, low economic growth and high debts	Opportunity	Challenge

Aegon has been working on the assumption of ‘lower for longer’ interest rates for some time, and we closely monitor credit rating and default developments. We are therefore well-positioned to manage through market dislocations to protect value for our stakeholders. Furthermore, the growing pressure on state finances as a result of weak economic growth and debt challenges, in part due to the impact of COVID-19, has led to a shift in responsibility for adequately saving for retirement, and subsequently converting savings into a lifetime income, to the individual. We are prepared to play a greater societal role in supporting individuals through retirement by taking steps to increase the range of products and solutions we offer and to expand our offering to new user groups beyond our traditional customer base.

The global economic outlook is uncertain in the wake of the COVID-19 pandemic, at least in the short term. The pandemic has pushed up public debt and deficits and raised the likelihood of non-performing loans. The possibility of a debt crisis and sustained low economic growth increases as the pandemic goes on, and with it the probability of a persistent low-interest-rate environment. The threat is difficult to mitigate as it depends on factors largely outside our control. However, we must be aware of its significance to our activities, including our role as an investor, and we must continue to monitor our counterparty and concentration risks. In this way, we can tailor our business strategies and investments to manage the situation.

Aegon Annual Report on Form 20-F 2020

Our business environment 18

Pandemic	Opportunity	Challenge

Major health crises, such as COVID-19, provide opportunities for Aegon to prove its relevance by helping customers concerned about their short- and long-term health. The pandemic is also an opportunity to show customers the importance of secure financial planning. Alongside our established long-term financial products, we can provide new preventive services such as health management and monitoring. We can also capitalize on the recent rapid developments in remote customer service and advice to improve digital and in-person customer journeys in the future.

The COVID-19 pandemic (and possible next waves, mutations, or other viruses) raises mortality rates and increases claim payouts in the short term. The pandemic also increases the likelihood of bankruptcy or receivership among Aegon’s corporate customers, which would impact our pensions business. The outbreak has also had wider economic impacts that affect us and the third parties we work with. To counter third-party risks and improve business continuity management, we have put in place enhanced monitoring and reporting procedures to identify issues at critical and high-risk third parties. Major health crises also threaten our human capital and the well-being of our employees. It is important that we retain the flexibility to adjust our ways of working and that we are able to support our staff and retain their engagement throughout future challenges. Embedding effective measures for transitioning to remote working in our crisis response plans allows us to react quickly to new health threats and maintain business continuity.

People skills	Opportunity	Challenge

With technology playing an ever-growing role in financial services, Aegon can establish itself as a leading employer that is home to a diverse and highly skilled workforce. Through interesting and forward-looking work, future-focused training opportunities – such as our Analytics Accelerator program – and strong inclusion, diversity, and engagement policies, we can attract and develop the wide range of talented people we need to drive our future growth strategy.

As our industry becomes increasingly technology-driven, skills shortages will become more prominent, creating a challenging recruitment environment. This situation is currently being exacerbated as so-called baby boomers (people born between 1946 and 1964) enter retirement. Aegon must be able to compete with different industries, as well as our direct competitors, to attract new talent. New hires must possess the skills required not only for today’s business but also for the financial services industry of the future. Technology is a key area of focus when it comes to selecting new employees and in the development of internal training programs for our current workforce, while risk management, financial modeling, and sales and marketing are also increasingly valuable skillsets.

Trade wars, regionalization, and protectionism	Opportunity	Challenge

At Aegon, we are able to use our geographic diversity (with activities in the United Kingdom, Europe, the Americas, and Asia) to our advantage. We invest in our regional teams to ensure Aegon is represented on the ground by market experts in our local financial markets.

We have little influence over global political processes, and potential barriers to accessing certain markets are beyond our control. We are active in markets in the United States, China, and the United Kingdom, where trade negotiations may continue to be particularly volatile in years ahead. This could pose problems for Aegon’s businesses in those regions.

Climate change and loss of biodiversity	Opportunity	Challenge

Aegon has robust systems in place to monitor the environmental impact of our direct business activities as well as our investments. By deploying and strengthening these resources, we can continue to take steps to ensure we have a positive impact on the planet and help safeguard the environment for future generations. At the same time, the further integration of ESG into our core strategy will allow us to support our customers by addressing their concerns around climate change and biodiversity loss by shifting our investment portfolio into more ESG-aligned areas. Taking a proactive stance on climate change and other environmental and ESG issues is likely to provide Aegon with long-term commercial opportunities: increasingly, companies that think and act responsibly enjoy a ‘sustainability premium’ that enables them to attract like-minded customers and employees.

We must continue to embed environmental considerations into our business and investment decisions, to avoid damaging the planet and to minimize the potential for negative impacts associated with environmental changes outside our control. At the same time, while direct physical risks to Aegon from exceptional environmental catastrophes and loss of biodiversity are limited, new regulatory requirements on climate change are highly likely to be relevant to our business. We will need to be ready to comply with any new regulations. We also recognize that environmental and other ESG-related topics are increasingly front of mind for Aegon’s stakeholders, and there is a possibility of reputational damage if we do not demonstrate our commitment to protecting the environment.

Aegon Annual Report on Form 20-F 2020

Aegon’s strategy 19

Aegon’s purpose

Our purpose is to help people achieve a lifetime of financial security. We do this by providing investments, protection, and retirement solutions that directly address the needs of a world where life expectancies are increasing, and careers and retirement are lengthening and becoming more flexible. While healthcare is increasingly effective, it is also becoming expensive as public and corporate sources of lifelong pensions and care are transferring risk to individuals in the face of financial pressure.

Focused portfolio and capital management

In 2020, Aegon embarked on the transformation of our organization, with a new strategic focus aimed at changing our performance trajectory and increasing value for our customers, shareholders, and other stakeholders. As part of our new direction, we are narrowing our strategic focus to selected core and growth markets, as well as one global asset management business. Aegon’s three core markets are the United States, the Netherlands, and the United Kingdom, which are among the largest retirement, investment, and protection markets in the world. Our growth markets are Spain and Portugal, Brazil, and China. Together, our core and growth markets represent more than 50% of global GDP.

As part of this focused approach, we will explore opportunities for expansion in these regions, including capitalizing on local growth opportunities, building strong local partnerships, and pursuing promising sales and distribution channels. Alongside this, Aegon Asset Management (AAM) – a key enabler for success – will implement a new global operating platform, allowing us to capitalize on economies of scale, realize synergies, and grow our third-party assets.

In small markets or markets where we have sub-scale or niche positions, we will manage capital tightly and have a bias to exit. The agreement to sell our Central & Eastern European (CEE) businesses exemplifies the actions we are taking to increase our focus.

In the fourth quarter of 2020, Aegon decided to restructure TLB as well as its business in India. TLB – a high-net-worth business operating in Hong Kong, Singapore, and Bermuda – has responded to challenging market conditions by rightsizing the organization through a variety of expense reduction initiatives. TLB will pivot to products that are not only capital-light, but will offer an attractive value proposition for its customers as well. In India, unprofitable and sub-scale traditional sales channels have been closed, and the company’s focus is fully on digital distribution channels going forward.

Disciplined capital management

Within our core markets, our strategy is to distinguish between our Financial Assets and our Strategic Assets. We will reallocate capital from the former to the latter, as well as to our growth markets.

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where we are well-positioned for growth. In these businesses, we will pursue opportunities to increase our customer base through new sales and customer retention, by improving both the customer and the advisor experience. In the United States, these businesses include Workplace Solutions, as well as selected product lines in the Individual Solutions division: Term Life, Whole Life, and Indexed Universal Life.

Aegon will also continue to sell mutual funds, stable value solutions and selected individual retirement products, such as accumulation variable annuities with limited interest rate sensitivity. In the Netherlands, Strategic Assets include defined contribution Workplace Solutions and mortgage origination, where we aim to maintain our leadership positions. We will also look to expand our niche position with our Dutch online bank, Knab, which will serve as a digital gateway to individual retirement solutions. In the United Kingdom, the business as a whole is considered a Strategic Asset, and we will continue to invest in our market-leading platform to improve the digital experience for customers, advisors and employers.

Financial Assets are blocks of business that are generally closed for new sales. They are capital intensive and offer relatively low returns, often due to the low interest rate environment. While continuing to serve our customers, we will run these businesses for optimal financial outcomes, maximizing the net present value of free cash flows and seeking opportunities to reduce and release capital. For example, in the Netherlands, we will no longer offer new defined benefit group pension products and individual life products, with the exception of direct annuities. In the United States, variable annuities with significant interest rate sensitive living and death benefit riders, stand-alone individual long-term care, and fixed annuities are considered to be Financial Assets. We are reviewing the potential to implement a dynamic hedging strategy for variable annuities with income and death benefit riders. Subsequently, we will consider a broad range of options for this block of business.

Aegon Annual Report on Form 20-F 2020

Aegon’s strategy 20

Aligning our organization to our strategy.

To realize our transformation, we will shift to an intense organizational rhythm, and operate with a clear and more disciplined governance. This means that we will adapt our target operating model. A prime example of this adaption is that we are establishing dedicated teams to manage the Financial Assets in the United States and in the Netherlands. We will appoint executives to these teams who have the competencies, skills, and mindset to manage these books for optimal financial outcomes.

We will also speed up decision-making and install clear accountabilities. We will move to a concept of ‘accountability within a clear framework’. In this new model the Group sets strategy, allocates capital, defines risk appetite, sets targets, and drives strategy implementation. In addition, the Group determines functional mandates, sets policies and frameworks, and provides shareholder services. Business units develop local strategies within the group strategic framework, as well as operating plans to ensure their implementation.

In order to implement this transformation, we will invest in our execution capabilities and skills to nurture great talent across the Group and will hire new talent where appropriate. We need to ensure that talented people are in the right positions, and we need to enable them to continue developing.

Increasing profitable growth

We are working to materially improve our operating performance by reducing costs, expanding margins, and growing profitably. Our approach is supported by a rigorous and granular operating plan, which includes an expense savings program targeting a cost reduction of EUR 400 million by 2023 compared with 2019 levels, representing 13% of the addressable expense base. Of these savings, Aegon will reinvest EUR 150 million in business growth. In addition to the expense savings initiatives, activities targeting revenue growth are expected to contribute a total of EUR 150 million to earnings by 2023. These include growing in our affiliate distribution channels, optimizing pricing and products, improving customer retention, and increasing cross-selling, as well as increasing the conversion of assets under administration to assets managed in house by AAM.

Further to improving Aegon’s long-term profitability, we are taking steps to create a more robust and financially resilient business that offers greater predictability and stability in our performance and financial strength. In particular, we aim to limit interest rate sensitivity, as well as our sensitivity to other financial market movements, while strengthening our balance sheet and reducing debt. For example, we have put plans in place to reduce our economic interest rate exposure in the United States by one third to one half and we have implemented improvements to our internal model that mitigate the volatility caused by the basis risk between the reference portfolio used for the European Insurance and Occupational Pensions Authority (EIOPA) volatility adjustment and our own asset portfolio.

Creating value

As part of our new strategic approach, we have identified several areas that will contribute to profitable growth and create value for our customers and shareholders over the coming years.

Growing our customer base

Aegon will continue to develop its extensive base of almost 30.4 million individual customers. We will do this by increasing market penetration and improving retention in markets where we are well-positioned for growth and that offer potential attractive returns on capital. Specifically, we will explore opportunities to grow Strategic Assets in our core markets and in our growth markets, examples of which are our life business in China and our bancassurance business in Spain and Portugal.

Enhanced customer experiences

By modernizing our business processes and technology, we can enhance the user experience, namely by introducing straight-through processing to execute customer requests much faster, while offering new and improved customer propositions.

We will also continue to invest in self-service capabilities for our customers, offering them choices in terms of how they interact with Aegon.

We believe high-quality digital tools go hand in hand with strong customer relationships, and we see these as two sides of the same coin. As we develop our front-end advisor and customer portals, we will make sure our interaction with customers remains human and empathetic. We have already made inroads in several of our core and growth markets. For example, in the United Kingdom, we are investing in our platform to improve the digital experience for our customers, while simultaneously enabling Aegon’s advisors and other colleagues to work more productively and efficiently.

Improving margins

We are identifying ways to improve margins by reducing expenses, increasing efficiency, and pursuing opportunities for profitable growth across Aegon’s different markets and business lines. Within our core markets, we have carefully identified specific opportunities for profitable growth, for example by expanding our use of proprietary investment solutions.

AAM’s move to a global operating platform will enable us to streamline our operations and improve profitability. Our new globalized approach will drive growth in affiliated channels and in third-party assets where competitive strength exists.

To support these actions and realize our growth objectives, we will continue to build a high-performance culture, invest in talent development, and focus on delivery. We intend to build on our strengths: our brands, our extensive global customer base, and our deep expertise in designing solutions, managing assets, and creating distribution networks. In this way, we are confident we will be able to better support our customers and fulfill our purpose.

Aegon Annual Report on Form 20-F 2020

Aegon’s strategy 21

In 2020, we continued to work toward making Aegon a more digitized, customer-centric, and data-driven organization. Across our global business units, we are replacing legacy information technology (IT) infrastructures and processes with a more innovative, digitalized operating model. At the same time, we are developing a more agile working environment that will allow us to absorb new ideas and technologies into our core business more easily.

Set against this long-term digitization strategy, we are also mindful of the possible IT risks created by people working from home during the pandemic. We are therefore taking steps to minimize cyberthreats as well as other potential hazards.

Faster, smoother, more efficient

By transforming and digitalizing more of the customer-facing side of our business, we can offer existing Aegon customers a smoother and more cohesive experience. This will also create opportunities for innovative product offerings and open up new markets for our services. For example, in the UK Aegon launched a workplace app that is helping plan members improve their financial wellbeing, allowing them to view their pension information and to understand their investments even better.

More generally, we are improving the overall user journey for customers who want to do business online. From an operational perspective, a more automated, technology-driven approach will reduce costs and enhance critical functions such as sales and distribution, pricing, claims management, fraud detection, and risk analysis.

For example, as part of our qualitative-to-quantitative (Q2Q) underwriting pilot in Transamerica, we have launched a state-of-the-art electronic application for our intermediaries which ensures that nearly all submissions are in good order and therefore enables agent-friendly and customer-friendly instant decision making for the vast majority of applications.

Doing more with data

A foundation of our digital transformation strategy is improving how we manage, process, and store data. We have set a three-year timeframe to transfer all our data assets from Aegon’s regional data centers to the cloud. With better and more cohesive stewardship and ownership, we can use our data in a more intelligent way to benefit customers and grow our business, while making sure we continue to comply fully with laws and regulations. For example, we have significantly improved our pricing models for mortgages and P&C insurance at Aegon The Netherlands which helped us to maintain the attractive economics amid intense competition.

People are also a key ingredient of our digital transformation strategy. We have built analytical teams in all major country units to ensure close alignment of these competencies with the local businesses.

Developing for the digital age

At the same time, we are helping existing Aegon employees develop their digital skills and knowledge. Our learning management system, which is open to all employees, offers a range of IT, compliance, and digital training options. We also offer in-depth training on specialist topics, including through our Analytics Accelerator program.

As well as deepening our internal talent, we are working closely with promising technology-driven companies in our industry to tap into their knowledge and innovation capabilities in fintech and insurtech. Within Aegon, our drive for digital transformation has already borne fruit in the form of new businesses, such as Knab, our wholly owned digital bank in the Netherlands.

Aegon Annual Report on Form 20-F 2020

Performance in 2020 22

Financial markets were turbulent during 2020 as a result of the COVID-19 pandemic. Interest rates dropped considerably in the United States, whereas equity markets and credit spreads were extremely volatile globally. This had a marked impact on Aegon’s financial results. Furthermore, excess mortality induced by the pandemic had a negative impact on our earnings in the United States. Overall, the Group demonstrated resilience, as demonstrated by the capital ratios of our main business units all being above their operating levels. New medium-term external targets were introduced in December 2020. Aegon has already made good progress toward these targets, as underscored by the expense savings and deleveraging achieved in 2020.

Financial targets and performance

Aegon’s underlying earnings before tax amounted to EUR 1,729 million in 2020, a decrease of 12% compared with 2019. All business units except the United States showed improved performance, partially driven by expense savings. Results in the United States decreased due to the direct and indirect effects of the COVID-19 pandemic, namely adverse mortality and lower interest rates. Net income amounted to EUR (135) million in 2020, versus EUR 1,236 million in 2019. The decrease was driven primarily by the adverse impact of assumption updates in the United States. As part of our annual assumptions review process, we lowered our interest rate assumption and updated our Life and Long-Term Care assumptions, which led to a stronger balance sheet. For further details, please refer to the Results of Operations section of this report.

In 2020, we took several actions to strengthen our balance sheet and improve the Company’s risk profile. In this context, we decided to retain the final dividend for 2019 and rebase the interim dividend from a level of 15 cents per share for 2019 to 6 cents for 2020. Rebasing the dividend ensures that it is sustainable and well covered by the free cash flows that we generate, even in reasonable stress scenarios. Free cash flows in excess of what was needed to cover shareholder dividends and holding company expenses were used to repay USD 500 million senior debt in December 2020. Furthermore, actions were taken to improve the capital positions of Aegon’s business units, as well as to reduce the volatility of their capital ratios. The capital ratios of each of Aegon’s main business units ended the year above their respective operating levels.

In December 2020, Aegon introduced new three-year financial targets, covering the period to 2023. The new targets reflect Aegon’s focus on deleveraging, reducing addressable expenses, generating free cash flows, and growing returns for the Company’s shareholders.

Non-financial performance

During 2020, Aegon had six non-financial indicators that were tied directly to specific aspects of our strategy. They also helped us address material topics and measure progress toward our objectives as both as a provider of financial services to our customers and as an employer.

Through these metrics, we can demonstrate an increase in the value we provided to our customers in 2020. Our total customer base increased by 1.4% to 30.4 million, an endorsement of our value proposition reflected by the loyalty of our existing customer base. This value is also reflected through the decisions of 4.6 million customers to entrust us in 2020, an 8% increase in the rate of new customer additions. These results are borne out by our Net Promoter Score (NPS) for 2020, which saw the proportion of our businesses performing above the average of our peers reach 32%.

With respect to the value we provide our employees, we are pleased to see that reflected in the marked increase in the employee engagement score in 2020, with a five point increase over 2019.

Aegon Annual Report on Form 20-F 2020

Performance in 2020 23

Of course, these indicators only tell a small part of our value creation story, with significant examples of success benefiting all our stakeholder groups. 2020 saw key environment, social, and governance (ESG) achievements through our responsible business approach. In terms of our business partners, we rolled out the EcoVadis platform to enhance our ability to evaluate the ESG performance of our suppliers and to use the leverage of our EUR 1.6 billion procurement spend for the benefit of wider society. On an even larger scale, we are using the leverage of our investments to drive benefits for society; to this end we actively pursued 575 ESG-related engagements with companies in 2020, a 60% increase since 2018. We are also increasing the transparency of our portfolio, notably, in 2020 we extended the disclosure of the carbon footprint of our investments through the Task Force on Climate-related Financial Disclosures (TCFD) to cover our global General Account holdings.

External targets 2021 – 2023

Metric	Target	2020	2019
Reduce leverage	EUR 5.0 – 5.5 billion of gross financial leverage	EUR 6.0 billion	EUR 6.7 billion

Implement expense savings	EUR 400 million lower addressable expenses, compared to 2019	EUR 136 million including a contribution from expense initiatives of over EUR 75 million	Not applicable, as this is the base year

Increase free cash flows	EUR 1.4 – 1.6 billion cumulatively	EUR 530 million	EUR 923 million

Distribute capital to shareholders	Around EUR 0.25 dividend per share over 2023	EUR 0.12 per share	EUR 0.15 per share

During 2020, Aegon had six non-financial indicators that were tied directly to specific aspects of our strategy. They also helped us address material topics and measure progress toward our objectives as both an employer and a provider of financial services. In 2020, employee engagement increased markedly.

Underlying earnings and net income in 2020

Metric	2020	2019
Underlying earnings before tax	EUR 1,729 million	EUR 1,969 million

Net income	EUR (135) million	EUR 1,236 million

Non-financial performance

Metric	2020	2019	change	Key stakeholder group supported

Net Promoter Score (NPS) coverage[1]	87%	88%	-1 pp	Customers

Number of customers	30.4 million	29.9 million	1%	Customers

Number of new customers	4.6 million	4.3 million	8%	Customers

Percentage of customers with two or more products	16%	17%	-1 pp	Customers

Proportion of digitally connected customers	41%	36%	4 pp	Customers
(% of total number of customers)

Employee engagement score	72	67	5 pp	Employees

[1]	NPS coverage includes businesses that use relational NPS (rNPS) for steering.

pp	– percentage points

For more information on these indicators, please refer to pages 36 (Customers) and 38 (Employees).

Aegon Annual Report on Form 20-F 2020

Responsible business 24

Our approach

Increasingly, the business community understands the urgent need to address critical environmental and social issues such as climate change, as well as the potential for sustainability, in particular, to be a key value driver. At Aegon, we recognize this long-term shift and the implications for our customers and other stakeholders. We have a robust environmental, social, and governance (ESG) foundation in place that underpins our commitment to doing business in a responsible manner and to facilitate the transition to a climate-resilient economy. Oversight of our approach is embedded into the highest levels of governance at Aegon. Aegon’s Responsible Business and Investment Committee (RBIC), chaired by Mark Mullin, Aegon Americas CEO and Aegon Management Board member, reviews

Aegon’s progress against its responsible business vision and commitments and provides advice to the Executive Board and Management Board.

For Aegon, ESG and responsible business are two sides of the same coin. As we continue to strengthen our ESG approach, we seek to do business in a responsible way, taking into account the needs of all our stakeholder groups and catering to individuals, society, and the environment. This approach covers the impact of our direct business activities, as well as the impact of our investments and those of our vendors and business partners. Good corporate citizenship provides us with a license to operate through meeting our stakeholders’ additional expectations of a responsible business.

Aegon’s dedication to responsible business led to the announcement in November 2020 of the creation of a new Global Corporate Sustainability Team, and the appointment of a Global Head of Corporate Sustainability, reporting directly into Aegon’s CEO, Lard Friese.

The Global Corporate Sustainability Team will renew the global sustainability vision for Aegon and oversee its integration into the developing new business strategy for the Group.

The success of that vision will be defined through the selection of measurable metrics and targets that capitalize both on the opportunities for new value creation that the ESG agenda brings and on the successful mitigation of identified value erosion for on-going sustainable value creation. The team will review the integration of ESG considerations into Aegon’s core business processes and will bring together the energy and talent of our business units to drive the success of our global sustainability vision.

Aegon Annual Report on Form 20-F 2020

Responsible business 25

The gravity of the COVID-19 pandemic made it clear that meeting the challenges it presented would require society to pull together in ways hitherto unseen in generations. It has been humbling to see our colleagues across the world actively stepping up to contribute as individuals and as representatives of Aegon. Through the lens of a provider of financial services with a purpose of helping people achieve a lifetime of financial security, we reflected on a simple question; how can we optimize our contribution to help society though these times?

From the very onset of the pandemic, it was clear that there would be a heavy toll on the finances of people everywhere. To this end, we focused on leveraging the knowledge and expertise of our people to help mitigate this impact. Aegon the Netherlands approached Nibud (the Dutch National Institute for Family Finance Information), as part of its ‘Helpen met geldzaken’ (‘Help with your finances’) program, and from April 2020, our colleagues have been offered training on how to support friends and family on managing their personal finances during the pandemic and beyond. Participants learn how to help people to create an overview of their incomings and outgoings, and to make better financial choices. They also learn what they can and cannot do as a volunteer and are given information about government measures relating to COVID-19.

Since first offering the training opportunity in April as a pilot with 20 participants, 74 colleagues immediately volunteered and since more than 500 Aegon colleagues at all levels of the Company have taken part. We quickly realized that the benefits of the program could be amplified through wider participation of the financial sector, and to this end we actively engaged with eight other insurance and banking providers. So far, more than 4,500 workers from across the financial industry have taken part. Aegon is now working to promote the training to other members of the Schuldeiserscoalitie (‘Creditors Coalition’), a coalition of Dutch companies committed to preventing their customers from getting into debt.

Our responsible business approach sets a minimum standard for all Aegon business units to follow, with our individual country units encouraged to take additional steps to tailor their approaches to their local markets. In 2020, Aegon the Netherlands outlined its enhanced responsible business strategy for 2020-2025 in its dedicated Responsible Business Report. Furthermore, Aegon the Netherlands is a founding member of the Spitsbergen Ambition, a collective of Dutch financial services organizations committed to combating climate change by financing activities and investments. The company is also a signatory to the 2019 Dutch National Climate Agreement alongside Aegon Asset Management’s unit in the Netherlands.

Risk management is an important aspect of our responsible business approach. We proactively identify and manage non-financial risks related to ESG that could potentially impact our business. To this end, we include non-financial risks, such as climate change, within our enterprise risk management (ERM) framework and take steps to mitigate their impact on Aegon and our wider stakeholder base.

Individuals

Responsible products

Aegon helps individuals responsibly manage and prepare for retirement by providing a wide range of savings and investment products, as well as offering financial planning and advice. We also help people improve their financial awareness and literacy by providing information and orchestrating regular surveys and campaigns.

We engage with customers through multiple channels, including polls and surveys, conferences, panels, perception studies, and workshops. In all our interactions, whether virtual or face to face, we seek to create a personal connection with customers and to understand their lives, aspirations, and needs.

Close customer interactions enable us to reach untapped or underserved groups of people around the world, including individuals with specific needs who may not be part of the traditional market for our financial products and solutions. While we continue to build our middle- and higher-income customer base worldwide, we also work to bring financial services and our products to lower-income customers. In the United States, Transamerica offers Final Expense Whole Life Insurance to meet the needs of individuals on limited incomes whose families may not be able to afford the expenses associated with death and funeral services.

We are also working to extend insurance coverage to people who have previously been considered uninsurable. Our WinSocial program, run by our joint venture MAG Aegon in Brazil, offers insurance to people with diabetes. The initiative, which forms part of our Qualitative to Quantitative (Q2Q) pilot program (see next page), uses a mobile app and website to ask customers health and lifestyle questions before validating their responses via heart and glucose monitoring. We hope to broaden this initiative to cover other formerly uninsurable groups, including individuals with hypertension, HIV, and certain cancers. Furthermore, in our Transamerica business, we will roll out our new, digital underwriting capability along with significant customer experience upgrades across our core life products over the next two years.

Aegon Annual Report on Form 20-F 2020

Responsible business 26

In line with Aegon’s purpose, we are exploring a faster and more efficient approach to underwriting under the banner of our Qualitative to Quantitative (Q2Q) pilot. This automation-based concept is being trialed with potential insurance customers in the United States, via Transamerica, as well as through our Brazilian joint venture, MAG. Q2Q involves moving an applicant from a very reduced set of questions, revolving around medical risk, to a resulting rate-class that both stratifies that risk and determines pricing, without the need for fluid samples or laboratory tests.

A clear advantage of this quantitative approach is that it can be applied consistently to all applicants, vastly reducing the potential for human bias. This is thanks to a systematic method Aegon has developed for evaluating, and therefore preventing, so-called disparate impacts (when a data input or rule for its use in underwriting produces different results for protected population classes). For example, factors with the potential to create bias, such as or credit scores, are carefully identified and removed from the underwriting process.

We believe Q2Q represents a significant step forward for the insurance industry. We plan to share our observations from the pilot with our partners on an ongoing basis, as we work toward a common goal of meeting a crucial consumer need for a convenient, fair, and accurate underwriting process.

Smarter customer relationships

Aegon’s increased focus on digital transformation and customer centricity underpins our efforts to help individuals achieve a lifetime of financial security. By combining efficient, digitized interactions with humanized customer experiences, we can provide financially inclusive products and attend effectively to our customers’ needs during challenging periods in their lives.

Insurance for people living with HIV in Brazil

About 0.4% of Brazil’s population is living with HIV and AIDS. HIV-positive individuals are often considered uninsurable due to the risk of the condition developing into AIDS.

However, with the right monitoring regime and antiretroviral therapy treatment, HIV can often be controlled, making it a manageable chronic condition. Aegon research indicates that, as in the case of other chronic conditions such as diabetes mellitus, people living with HIV can be insurable if they can give evidence of sufficient control over their condition.

In the spirit of Aegon’s WinSocial pioneering offering of insurance to people living with diabetes mellitus, Aegon looks forward to leveraging its proprietary digital underwriting capabilities (Q2Q) to further expand opportunities for other individuals who have historically struggled to access fair treatment and insurance. We expect to begin issuing policies to qualifying individuals living with HIV in 2021.

Our customer experience experts are working to advance the digital solutions we provide, without overlooking the need for empathy and a human touch during critical interactions. For example, during the COVID-19 outbreak, Transamerica used its Voice of the Customer platform to gather the views of more than 3,000 employers on emergency legislation and shutdowns. A previously largely analog process was made 100% digital, which increased performance, accuracy, and ease of use. At Aegon Spain and MAG in Brazil, new digital environments were made available in 2020, enabling customers to obtain an overview of their products and services and take simple actions such as changing a payment method. This not only offers the digital convenience but also provides reassurance to our customers.

We use advanced technologies, such as data analytics, to help us gather customer data more intelligently via digital user platforms such as mobile phones. This allows us to further customize our products and solutions and drive down costs (see ‘Q2Q’ above).

Sophisticated data-driven insurance technologies can also help us better evaluate the risks of selling to customers, especially those with chronic medical needs. Ongoing digital health tracking using wearable technology and fitness applications can encourage customers to make healthier lifestyle choices. Digital health monitoring not only makes the underwriting process quicker, cheaper, and more accurate, but also enables us to build more sustained and engaged connections with our customers. Moreover, it allows us to reach and help new groups of people with more affordable, personalized products.

Aegon Annual Report on Form 20-F 2020

Responsible business 27

Digital ethics: A growing area of debate

Data and artificial intelligence (AI) offer opportunities for insurance, but also raise important new questions for the industry. These technologies allow an increased level of insight for insurers when it comes to (potential) policyholders. On an ethical level, this situation poses unprecedented challenges to the traditional pillars of insuring non-certainty of a risk, statistical predictability, and mutual support or pooling across policyholders.

If data is not used in a controlled and compliant way – in terms of sources or invasions of privacy – by consumers or insurers, the relationship between the two parties is jeopardized. Fair insurance is then put at risk, undermining the crucial role it plays. The financial and/or reputational consequences can be dire.

In contrast, using data and algorithms in a controlled, responsible, and compliant way, with an appropriate contract between consumers and insurers, can enhance the societal role of insurance. Insurance can become accessible to segments of the population that were previously considered uninsurable. Policies can be dynamically adapted to the specific circumstances of an individual, and ultimately move from indemnification to prevention.

At Aegon, we want to truly act on our purpose and therefore plan to use innovative data approaches, AI, and other technologies in certain areas. But we want to do so in a controlled, responsible, and compliant manner and we also expect the same from our customers and partners. Furthermore, thanks to our involvement in international industry forums where such issues are increasingly being debated (for example, EIOPA’s Consultative Expert Group on Digital Ethics), we believe Aegon can set an example when it comes to industry standards and can help shape the growing regulatory environment around data ethics.

We are mindful that some of the considerations around AI, digital technology, and data ethics may be controversial. We are therefore looking at the issues carefully, and from a variety of perspectives. Innovation raises questions that are sometimes uncomfortable or difficult to deal with. Nevertheless, we believe it is important to encourage such debates in order to make the most of the opportunities offered by new technologies, and identify smart, valuable, and ethical solutions for our customers.

Further to the need to comply with relevant laws and regulations, the social benefits of better financial inclusion are matched by the commercial and reputational advantages for Aegon. On the one hand, the costs of accessible digital underwriting solutions are much lower than in traditional, manual methods; on the other, we have found that customers who appreciate how we work to protect the more vulnerable in our society will recommend us to other people, building our reputation in our markets. Smarter customer relationships therefore create value for shareholders and customers alike.

Society

Retirement research

Healthy aging and financial security in later life are at the heart of our business. Given the global trends of longer lifespans and aging societies, we believe we have a societal responsibility to help people plan effectively for old age and lead a longer, more active retirement. To support this ambition, Aegon conducts in-depth, practical research on financial planning, retirement, health, and insurance issues.

The Aegon Center for Longevity and Retirement (ACLR) was established to increase awareness of, and stimulate dialogs about, issues relating to longevity, population aging, and retirement security. Our aim is to see these themes included in policymaking agendas across the globe.

Together with the Transamerica Center for Retirement Studies® and the Instituto de Longevidade Mongeral Aegon, the ACLR conducts an annual survey on retirement readiness and attitudes in 15 countries. The survey has gathered information from more than 130,000 respondents during its nine-year history.

The 2020 survey and accompanying report focused on age-friendly employment and explored the important role of employers in helping workers successfully prepare for retirement. The report drew attention to employer-sponsored retirement and other welfare benefits, flexible work arrangements, and workplace wellness programs, among other initiatives.

Shifting responsibility for retirement

Longer lifespans are putting traditional, state-managed retirement systems under strain and shifting responsibility away from governments and employers toward individuals, who may not be fully equipped to plan for their financial security. The pandemic has further exposed the fragility of retirement systems run by governments that now find themselves needing to redirect funds toward supporting their economies.

Aegon’s products and services are focused on helping our customers to achieve a dignified retirement.

Aegon Annual Report on Form 20-F 2020

Responsible business 28

At Aegon, our commitment to upholding environmental, social, and governance (ESG) considerations is demonstrated in our compensation and benefits policies at the highest levels. For example, we are incorporating inclusion and diversity targets into the remuneration of all Executive Board and Management Board members.

More widely, according to our Executive Board’s Remuneration Policy, 50% of a member’s variable compensation is related to non-financial performance indicators, of which at least one must be ESG-related and clearly support the wider interests of society. Such a target might, for example, focus on the organization’s carbon footprint, inclusion and diversity practices, or risk management. The executives’ variable compensation is dependent on the fulfillment of this target as well as their other performance indicators. In 2021, our CEO, Lard Friese, will work toward specific performance objectives that focus on inclusion and diversity, and on further integrating ESG into Aegon’s strategy.

This is just the start: our aim is for commitments made at the top to filter through the rest of our businesses. This will see managers across our regions take responsibility for employee engagement and make sustainability a key objective that is embedded in everything they do.

Aegon is active in many international projects that aim to fulfill this goal; for example, an Organisation for Economic Co-operation and Development (OECD) working group on the future of work, and the Living, Learning, and Earning Longer initiative led by the World Economic Forum (WEF), the OECD, and US-based retirement interest group AARP. Within Aegon, our Silver Starters program (developed jointly with the Leyden Academy on Vitality and Ageing) provides online entrepreneurship coaching to over-50s, to promote lifelong learning and healthy attitudes to aging.

The environment

A key part of our responsibility to society is to reduce our impact on the environment. In 2015, Aegon signed the Paris Pledge for Action, affirming our commitment to the ambition set out by the Paris Agreement to limit global temperature rise to less than 2 degrees Celsius. We are also a supporter of the Task Force on Climate-related Financial Disclosures (TCFD).

As a financial services provider, we do not operate energy- or resource-intensive processes in the offices and data centers that comprise our direct business operations, nor are we aware of any environmental incidents relating to these activities. The environmental impact of our business activities relates primarily to the organizations in which we invest. To this end, it is important that we set high standards for ourselves in our responsible investment philosophy (see page 31).

For example, in January 2021, in response to the threat of climate change, Aegon UK announced its intention to achieve net-zero carbon emissions across its default pension fund ranges by 2050. Before then, the business aims to halve carbon emissions associated with its default funds by 2030. This commitment follows a survey of Aegon UK’s customers carried out in late 2020, in which nearly half of all respondents expressed their wish to see investing for a net-zero carbon future made mandatory.

Aegon’s other country units are working toward similar targets. In 2019, Aegon the Netherlands joined more than 50 leading Dutch companies in signing the Coalitie Anders Reizen: an agreement to reduce carbon emissions by 50% by 2030.

Carbon neutrality of our own operations

Aegon’s direct business operations in the Netherlands, the United Kingdom, and the United States have been carbon-neutral since 2016. Carbon neutrality was extended to cover the entire Group in 2019. We take a hierarchical approach to manage our greenhouse gas (GHG) emissions:

1.	We seek to reduce activities with a carbon footprint, namely fossil fuel consumption and air travel.
2.	We look to substitute remaining activities with low-emission alternatives.
3.	We offset any residual emissions.

Aegon’s direct energy usage fell by 17.6% in 2020, as many Aegon employees worked from home throughout much of the year due to the COVID-19 pandemic. Our use of air travel was also greatly reduced as virtual conferencing tools such as Microsoft Teams replaced face-to-face meetings. On a pre-pandemic basis, our overall energy consumption fell by 5.5% year-on-year in 2019, supported by the rationalization of our property portfolio worldwide and the consolidation of our operations into more energy-efficient buildings.

Reduce: The first tier of our GHG reduction approach focuses on limiting activities that result in carbon emissions. We aim to capitalize on changes to our standard working practices as a result of COVID-19 to further reduce the footprint of our direct business operations. Our owned premises in the United Kingdom

Aegon Annual Report on Form 20-F 2020

Responsible business 29

Aegon’s approach to climate change

Aegon believes governments, companies, and investors have a responsibility to mitigate the impacts of a changing climate and facilitate a transition to a climate-neutral economy.

We seek to incorporate climate considerations into management actions across our business. Aegon takes steps to mitigate the environmental impact of our direct operations, for example by minimizing our energy consumption and using renewable electricity. However, we have an even greater influence through our investments: climate change is a key topic within Aegon’s responsible investment framework, and we report the greenhouse gas (GHG) emissions associated with our General Account investments.

At Aegon, we strive for consistent disclosure with regard to climate change and sustainability and have been supportive of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) since 2017. We follow the TCFD’s four-pillar framework for our own reporting and we encourage the wider adoption of the framework by our investee companies and other partners. Aegon’s efforts to comply with the TCFD are presented in more detail in the TCFD disclosure on page 415, which also forms part of the directors’ report.

Governance

Our efforts to address climate change are overseen by the Climate Change Working Group (CCWG), under the instruction of Aegon’s Responsible Business and Investment Committee (RBIC). The CCWG is tasked with evaluating new climate developments affecting our business activities and recommending actions as necessary.

Strategy

Climate change is a fundamental consideration within Aegon’s responsible business strategy. Aegon is committed to a responsible way of doing business, which includes making a lasting contribution to a healthy environment. We also address climate change through Aegon’s Group-wide Responsible Investment Policy, including through our active ownership approach. As an institutional investor, Aegon expects investee companies to make a concerted effort to minimize their environmental impact. We actively engage with the companies we invest in – both individually and collectively - through networks to encourage better climate-related risk practices, including emissions disclosure and target setting.

Risk management

Climate change is a long-term risk associated with high uncertainty regarding the timing, scope, and severity of potential impacts. Within our wider responsible investment approach, Aegon enforces strict climate-related criteria as part of our screening and engagement process for investee companies. These include measurement and reporting of climate impacts; consideration of transition and/or physical risks, plans, and targets to reduce emissions; and other sector- or situation-specific topics.

Metrics and targets

Aegon measures and reports annually on its operational carbon footprint. Our main operations in the United States, the Netherlands, and the United Kingdom have been carbon-neutral since 2016 by reducing their facility-level emissions and supporting offset projects in cooperation with the non-governmental organization (NGO) ClimateCare. In 2019, we extended the scope of our offsetting to cover all of our wholly owned operations. Our operational emissions are reported in full on page 409. Since 2018, we have also measured the carbon footprint of our General Account investments.

With regards to the carbon footprint associated with our investments, in 2020 we broadened our disclosure beyond the Netherlands to cover our global General Account, reaching 77% coverage of Corporate Fixed Income, and 98% coverage of Sovereign Fixed Income.

are certified to ISO 50001 (Energy Management Systems), and our Netherlands operations are working toward equivalent coverage to the same standard. In addition, Aegon’s UK premises are certified to ISO 14001 (Environmental Management Systems) and we are pursuing Energy Star Certification for all our owned US premises.

Substitute: Renewable energy forms the second tier of our GHG-reduction approach. We source ‘green tariff’ electricity for our European operations and purchase renewable energy certificates (RECs) for the electricity we consume in the United States. Year to year, the share of renewable electricity within our wider mix is consistently greater than 95%. Solar panels have also been installed on the roof of our Aegonplein head office in The Hague, generating energy for neighboring homes and businesses.

Aegon Annual Report on Form 20-F 2020

Responsible business 30

Offset: Under the final tier of our management approach, we purchase carbon offsets to mitigate any remaining GHG emissions from our wholly owned operations. In developing regions where we have a sizeable operational presence, we specifically support carbon offset projects that reflect our own footprint and align with our priority United Nations (UN) Sustainable Development Goals (SDGs) as well as our purpose. Examples of Aegon’s projects include a Verified Carbon Standard (VCS) deforestation initiative in Brazil, as well as a Voluntary Emission Reduction (VER) project in China to help eliminate atmospheric methane emissions.

Contribution to the UN Sustainable Development Goals

Aegon is committed to supporting the UN SDGs, both as a financial services provider and as an investor. We recognize that sustainable development is in the long-term interest of business and the global economy, but that a sustainable future for people and the planet will not be attainable without cooperation between the public and private sectors.

We focus on the SDGs most relevant to our business and, within these, we have selected the specific targets linked to our strategy. This is where we believe we can make a significant contribution to the international development agenda.

Sustainable Development Goal	Aegon contribution to relevant SDG targets (examples)

Aegon strategic SDGs

No poverty End poverty in all its forms everywhere

Contribution to target 1.2

• Aegon the Netherlands colleagues have been offered training on how to advise friends and family on managing their personal finances during the pandemic and beyond (page 25)

• Transamerica launched a comprehensive CARES Act Customer Support Initiative to encourage retirement plan sponsors to offer these new distribution options to participants requiring access to funds, putting customers’ minds at ease (page 36)

• Aegon the Netherlands introduced a ‘Blue Heart’ program that enabled people facing financial difficulties, as a result of the pandemic, to postpone their payment (page 37)

Good health and well-being Ensure healthy lives and promote well-being for all at all ages

Contribution to target 3.4/3.8/3.A

• Our Silver Starters program (developed jointly with the Leyden Academy on Vitality and Ageing) provides online entrepreneurship coaching to over-50s, to promote lifelong learning and healthy attitudes to aging (page 28)

• In our engagement process, we entered into a dialog with pharmaceutical companies involved in the development of COVID-19 treatments, to ensure fair access to essential medicines, and in particular, vaccines for people around the world (page 31)

• Under COVID-19, Aegon International also accelerated hospitalization benefits in China and expanded benefit coverage to COVID-19 for customers in India (page 37)

• Aegon excludes tobacco from its investments to help address health concerns over smoking (page 90)

Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all

Contribution to target 7.2/7.3

• The Aegon Asset Management Ethical Equity fund’s climate-related investments include companies involved in renewable energy, social and environmental infrastructure, and sustainable materials (page 417)

• The ABN AMRO Aegon Global Impact Equities fund’s climate-related investments include companies involved in renewable energy production and its supply chain, sustainable manufacturing technologies, energy efficiency, building insulation, and the circular economy (page 417)

Decent work and economic growth Promoted sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

Contribution to target 8.5/8.7/8.10

• In the spirit of Aegon’s WinSocial pioneering offering of insurance to people living with diabetes mellitus, Aegon looks forward to leveraging its proprietary digital underwriting capabilities (Q2Q) to begin issuing policies to qualifying individuals living with HIV in 2021 (page 26)

• Aegon was the first company in the Netherlands to make agreements with trade unions in its collective labor agreement on equal pay for men and women and Aegon UK has publicly reported its gender pay gap data since 2017, as required by law (page 39)

• Aegon faces the most potential human rights risks in its indirect business relationships, which is why human they are at the core of newly updated Vendor Code of Conduct and our Responsible Investment Policy (page 44)

Climate action Take urgent action to combat climate change and its impacts

Contribution to target 13.2/13.3

• Aegon the Netherlands is a signatory to the 2019 Dutch National Climate Agreement alongside Aegon Asset Management’s unit in the Netherlands (page 25)

• In 2015, Aegon signed the Paris Pledge for Action, affirming our commitment to ensure that the ambition set out by the Paris Agreement is met or exceeded (page 28)

• Aegon the Netherlands performed an assessment on the impact of climate change on the General Account asset values and the increase and timing of life and non-life insurance claims (page 416)

• In 2018 we began to measure and report on the carbon footprint of our investments, with a focus on our proprietary investment portfolio in the Netherlands and new for 2020 is the first measurement of our global General Account holdings (page 418)

Aegon Annual Report on Form 20-F 2020

Responsible investment 31

At Aegon, we recognize that our responsibility extends beyond achieving strong financial returns, and that we must take action to ensure our investments do not negatively affect society or the planet. We apply this ethos to our own proprietary investments and use our influence to encourage similar standards in the accounts we manage. By taking an active approach to responsible investment, we seek to minimize risks and explore new opportunities to serve the interests of our customers and society at large.

On January 1, 2020, Aegon implemented its revised Group-wide Responsible Investment Policy, which determines how we manage our proprietary assets globally as part of the investment process for our General Account. As well as reiterating our previous environmental commitments, the updated policy further limits exposure to climate-damaging activities such as thermal coal production and usage.

The policy recognizes a broad range of recurring environmental, social, and governance (ESG) topics, from climate change to health and corporate governance. These topics are assessed regularly as part of the review process for our Responsible Investment Policy. The most recent review, in January 2021, further underscores our commitment to fighting loss of biodiversity, together with further improvements to our investment process.

In addition to incorporating ESG thinking into investment decisions for our General Account, we are committed to expanding our ESG offering in Separate Accounts, which we offer to policyholders and pension plan members as investment strategies.

Asset manager: Our solutions

Guided by our overarching Responsible Investment Policy, Aegon Asset Management (AAM) has established a Responsible Investment Framework that reflects these key elements including similar policies put forward by AAM’s clients.

Our Responsible Investment Framework is structured as follows:

◆	ESG integration – Material ESG factors are fundamental to our investment decision-making across all AAM portfolios. By integrating ESG considerations into traditional financial analysis, the AAM research team arrives at an independent view of an issuer’s fundamentals.
◆	Active ownership – We actively engage with investee companies across a wide range of industries to improve their ESG profile and address sustainability issues, often in cooperation with other investors to maximize our influence. We also exercise any shareholder voting rights we have to support our engagement efforts and enhance long-term value creation for all stakeholders.
◆	Solutions – AAM provides a range of responsible investment solutions to pursue ESG objectives alongside financial returns. These solutions are categorized into four types: 1) exclusion-based strategies, 2) best-in-class strategies, 3) sustainability-themed strategies, and 4) impact investments.

Activities in 2020

Engagements

In 2020, Aegon engaged with 575 companies on a wide range of issues, including; climate risk and reporting, critical health issues, and corporate governance, through AAM. Many of these engagements focused on the COVID-19 pandemic and the responses of our investee companies. In particular, we have sought to ensure companies provide adequate protection for their employees by taking suitable health and safety precautions. We also entered into a dialog with pharmaceutical companies involved in the development of COVID-19 treatments, to ensure fair access to essential medicines, and in particular, vaccines for people around the world.

2020 also drew attention to issues of diversity and racial equality in the United States and elsewhere. The growing awareness around diversity issues is in line with AAM’s ongoing engagements with investee companies with regard to inclusion and diversity. A priority during these discussions has been to encourage companies to provide more transparent disclosure in terms of their diversity policies, programs, and targets.

Aegon Annual Report on Form 20-F 2020

Responsible investment 32

Engagement activity 2020

[1]	General disclosure engagements are not all indicative of ESG concerns, for example dialog between AAM and a company to enable completion of an ESG asessment.
[2]	Global Industry Classification Standard (GICS) sector data. A limited number of target companies (<10%) straddle GICS sector categories and have been mapped manually.

Milestone 1: Concerns flagged with a company.

Milestone 2: Company response (letter, e-mail, phone call) commencement of dialog.

Milestone 3: Concrete steps taken by the company to resolve flagged concerns.

Milestone 4: Engagement goal(s) achieved.

No further action required: Where (after dialog with the company) the assessment of flagged concerns changes and decision made to discontinue the engagement.

Exclusion list developments

In 2020, Aegon strengthened its Group-wide exclusion criteria within the Responsible Investment Policy. Aegon will no longer invest in companies that own more than 10 gigawatts of coal-fired electricity generation capacity and have plans to extend their capacity. We also exclude companies that produce more than 20 million tons of thermal coal annually and are actively expanding their coal-related operations from our investment universe. This is in addition to those deriving 30% or more of their revenue from the exploration, mining, or refining of thermal coal. This threshold will gradually be lowered over the coming years, to eventually reach 5% or below in 2029.

Responsible investment solutions

In December 2020, AAM joined forces with ABN AMRO Investment Solutions to launch the ABN AMRO Aegon Global Equity Impact Fund. The fund selects companies that demonstrate strong ESG performance, the exclusion of controversial activities, and positive impact.

As a signatory of the UN Principles for Responsible Investment (PRI), in 2020 AAM scored the highest possible rating (A+) for strategy and governance of responsible investment activities for the fourth consecutive year.

Aegon Annual Report on Form 20-F 2020

Responsible investment 33

Several new responsible investing funds were also launched across our business units during 2020. In September, Transamerica and AAM’s US business jointly launched two new responsible investing bond mutual funds: the Transamerica Sustainable Bond and the Transamerica High Yield ESG funds. In December, Transamerica also replaced one of its sub-advisors on an existing equity strategy with AAM, and changed the strategy to Sustainable Equity Income, thereby giving Transamerica dedicated responsible investing offerings in both the fixed income and equity spaces. At the end of 2020, the Sustainable Equity Income strategy had assets of USD 1.2 billion across two funds: a retail fund and a series trust fund used in Transamerica’s variable annuity business.

Aegon UK also expanded its ESG solutions during 2020. Together with our investment partner, BlackRock, the Company increased its exposure to investments that have ESG credentials in the Aegon BlackRock LifePath portfolios that are available to workplace investors via our Aegon TargetPlan and Aegon Master Trust fund ranges. Between September 2020 and mid-2021, the number of ESG investments held by the LifePath portfolios will increase from 27% to 68% for LifePath investors planning to retire in 2050 and beyond.

Further information about AAM’s activities can be found in the dedicated Responsible Investment Report published by AAM.

Local commitments

Aegon’s business units, including Transamerica, Aegon the Netherlands, and Aegon UK, are guided by our Group-wide Responsible Investment Policy, which they implement through their respective investment activities. Equally, our business units are encouraged to take additional measures to reflect the preferences and standards of Aegon’s customers and other stakeholders in their respective local markets.

Several of our units have taken additional steps to strengthen their screening efforts. For example, in January 2021, Aegon UK announced its commitment to achieve net-zero carbon emissions across its default pension fund ranges by 2050. The company also intends to cut carbon emissions associated with default funds in half by 2030. In November 2020, Aegon the Netherlands joined a coalition of Dutch investors using satellites to target companies with deforestation in their supply chains. The coalition demands that companies publicly disclose supplier lists for palm oil and other agricultural ‘soft’ commodities. Companies that have been involved in deforestation in the past are required to take steps to mitigate their effects and avoid contributing further to this issue.

As part of our active engagement strategy, Aegon works with companies with the potential to contribute to the clean energy transition and the realization of the climate targets set by the 2015 Paris Agreement.

In 2020, Aegon Asset Management (AAM) continued to engage with a leading multinational steelmaker to support its decarbonization plans and its implementation of greenhouse gas (GHG) reduction targets. This engagement has been well-received by the company’s management, and we held several meetings focused on carbon reduction. The interactions have been coordinated within the Institutional Investors Group on Climate Change (IIGCC), an investor-based workgroup aligned with the Paris Agreement.

We believe our collaboration has had a positive impact. In October 2020, the steelmaker announced plans to build on its existing carbon-reduction ambitions, having made a Group-wide commitment to being carbon-neutral by 2050. The company has also introduced its first ‘green steel’ solutions for customers, which include steel produced via carbon-neutral processes as well as through the use of ‘green’ hydrogen generated from renewables.

Aegon and other IIGCC-affiliated investors will continue to engage with the company on its transition plans in 2021, and the implementation of its sustainability targets.

Our country units also commit to local initiatives and platforms aimed at promoting responsible business activity. In 2020, Aegon the Netherlands joined Platform Living Wage Financials (PLWF), an alliance of financial institutions that encourages investee companies to address the failure to pay a living wage in global supply chains. The company also joined the Access to Medicine Index, a research program that ranks leading pharmaceutical companies based on their efforts to ensure the sufficient availability of medicines for people in all regions and of all backgrounds and income levels.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 34

We strive to create long-term value for multiple stakeholders, including customers, employees, business partners, investors, and society as a whole. Our core belief is that our business is beneficial to society and that the value we create is widely shared. However, we are mindful that certain decisions we make as a business may result in the erosion of value for stakeholders in some circumstances. The active identification and management of these potential consequences through our decision-making is important both in its own right and also in preserving a net balance of long-term value creation.

To meet the expectations of our stakeholders, we commit to being a good corporate citizen with a strong environmental,

social, and governance (ESG) foundation. For us, this foundation encompasses, among other things, investing and paying taxes in a responsible way, safeguarding data privacy and information security, respecting human rights, living up to the principles of sustainable procurement, and promoting inclusion and diversity. The ‘Responsible business’ chapter of this report provides more details for stakeholders about our ESG foundation.

Aegon defines its stakeholders as any individual or organization affected, or likely to be affected, by its business or that may, in turn, affect the environment in which Aegon operates. We recognize five main stakeholder groups.

Customers – individuals and corporate clients: By delivering reliable insurance solutions and effective investment management services, we help our customers protect their lives and legacies. Aegon also plays an important role as a pension platform, helping customers to manage long-term pension savings. Furthermore, we provide mortgage solutions for customers in the Netherlands, giving homebuyers access to essential financing.

Employees – full and part-time employees (current and retired),

tied agents, trade unions, and other employee representative groups: As our business progresses and grows, we are better able to provide our employees with fulfilling careers, advancement opportunities, and educational support.

Business partners – distributors, joint venture partners, reinsurers, and suppliers of goods and services:

We cultivate a strong relationship with our business partners by working together to create revenue streams and sharing intelligence and perspectives from markets around the world. We learn from our partners and optimize our business so that we can work together more effectively.

Investors – shareholders and bondholders: We want our

investors to see sustainable benefits. Our bondholders have received timely coupon payments and principal repayment at maturity. In 2020, we made a considered decision to retain the final dividend for 2019 and to rebase the interim dividend for our equity holders from 15 cents to 6 cents per common share. This was to ensure that the dividend is sustainable and well covered by the free cash flows that we generate, even in reasonable stress scenarios. Aegon targets an increase in capital returns to shareholders in the coming years on the back of a successful execution of its strategy.

Society – governments, regulators, charities, tax authorities, community groups, and other non-governmental organizations (NGOs), academia, and public institutions:

Society is supported by dependable insurance solutions that help individuals protect their assets and aspirations. When we enable people to save for their own retirement, we also help reduce future burdens on public pension systems. More widely, we strive to be a good corporate citizen, starting by supporting the communities where we do business through our tax payments, charitable donations, and volunteer work.

In 2020, the value we delivered to Aegon’s stakeholders included:

◆	EUR 57 billion to our customers in claims, benefits, and plan withdrawals.
◆	EUR 6.6 billion in commissions, fees, and other payments to intermediaries, suppliers, and reinsurers.
◆	EUR 2.0 billion to our employees in salaries, benefits, and training.
◆	EUR 370 million to our investors in dividends and interest payments.
◆	EUR 318 million in tax payments around the globe.
◆	EUR 9.7 million in support for local communities.
◆	4,399 hours of volunteer work.
◆	EUR 213 billion of investments in responsible investment solutions.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 35

Value creation

Explanatory note

This chart is based on the Integrated Reporting (IR) framework of the International Integrated Reporting Council (IIRC). Each capital represents a store of value, which companies use and transform through their business activities. In this process, value may be created or depleted. For the purposes of this value chain, we have applied three of the five most material capitals to our business (financial, human and intellectual, and social and relationship). As a financial services company, we do not directly use or create natural or manufactured capital, though of course we may affect the value of both through our investments. For more information on the IR framework, see www.integratedreporting.org.

Definitions

Financial capital: the funds to which Aegon has access, including debt and equity capital.

Human and intellectual capital: individual knowledge, skills, and capacities in Aegon’s workforce, as well as the Company’s institutional knowledge, processes, and expertise.

Social and relationship capital: relationships both within and outside the Company, including with customers, employees, suppliers, and other business partners.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 36

In March 2020, the US government introduced the CARES Act, a USD 2.2 trillion COVID-19 economic stimulus package for individuals, businesses, and municipalities. One outcome was that US employers sponsoring eligible retirement plans were given the option of offering their employees access to retirement savings through COVID-19-related distributions and loans, along with certain tax waivers. While this was welcome news for many, it meant that employers were faced with complex new rules at an already difficult time.

In April, Transamerica launched a comprehensive CARES Act Customer Support Initiative to encourage retirement plan sponsors to offer these new distribution options to participants requiring access to funds, putting customers’ minds at ease.

There were five steps to Transamerica’s initiative:

1.	Waiving all retirement plan fees associated with COVID-19-related distributions, thus supporting retirement plan sponsors and COVID-19-impacted workers.
2.	Waiving plan amendment fees for retirement plan sponsors who used Transamerica’s pre-approved document.
3.	Establishing a team to handle requests from plan participants seeking advice about using their long-term retirement savings to meet short-term financial challenges.
4.

Issuing a detailed summary of the CARES Act to help employers, employees, and their financial professionals navigate the new legislation, as well as providing guidance on the steps needed for plan sponsors to implement the CARES provisions.

5.	Donating USD 500,000 to Direct Relief to support healthcare workers in their COVID-19 relief efforts.

At Aegon, we know that people work hard over many years to build up their retirement funds, and that for customers affected by COVID-19, accessing retirement savings is a last resort at a time of unforeseen upheaval. The Transamerica initiative was a timely and practical response that supported our customers as they made difficult decisions, aligning with Aegon’s wider efforts to help people achieve a lifetime of financial security. By providing clarity on the new legislation and its implications, encouraging plan sponsors to act, and reassuring customers that they would not be penalized unfairly, we were able to help people in immediate financial difficulties access the money they needed to weather the crisis.

Customers Aegon’s purpose is to help our customers achieve a lifetime of financial security. Part of this security is the peace of mind that comes from knowing we will be there when they need us most and we will respond with empathy and clarity. At Aegon, we know that all of our customer interactions count. We can build trust and value by connecting with people on a human level, by being both personal and informative, and by offering reassurance and care alongside timely and relevant advice so that people can make decisions that are right for them.

We have seen that increases in longevity and population aging are putting government-sponsored retirement benefits under severe financial strain. In many countries around the world, traditional defined benefit plans offered by employers are disappearing and being replaced by employee-funded defined contribution retirement plans. With these shifts, individuals are expected to take on increasing responsibility for self-funding a greater portion of their retirement income.

Workers are shouldering more of the weight of financial decision-making for their retirement savings compared with the past, and they need to make more informed decisions. Good financial literacy skills are more important than ever, yet barely more than one-quarter (28%) of workers were able to answer three basic financial literacy questions correctly.1 Given what is at stake and the complexity involved, policymakers, the financial services industry, employers, and others must work collaboratively to further develop and offer access to lifetime income solutions.

Where our customers are

(total number of customers by location, in millions, end-2020)

[1]	Aegon Retirement Readiness Survey 2020.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 37

At the same time, to support our customers it is important we deliver our products and services smoothly and efficiently At Aegon, we are harnessing new, digital tools and embracing more analytical, data-driven ways of working that allow us to get to know our customers better and meet their needs more effectively. As our underwriting processes evolve and improve, we can also extend our services to new areas of society. These include those who, for various reasons, may have previously been considered uninsurable.

Our response to the pandemic

Throughout 2020, our customers relied on us more than ever as the COVID-19 pandemic took its toll on lives, livelihoods, and well-being. We knew that how we responded to our customers’ needs in a time of great uncertainty would be a moment of truth for our organization. Our aim in all of our communications has been to make our customers feel informed, reassured, connected, and assisted. These four key requirements guided how we interacted and communicated with users of our services.

Around the world, our country units have responded to the pandemic in different ways. At Transamerica, we introduced a new initiative to help customers navigate the CARES Act (see page 36). Aegon International also accelerated hospitalization benefits in China and expanded benefit coverage to COVID-19 for customers in India. Elsewhere, Aegon the Netherlands introduced a ‘Blue Heart’ program that enabled people facing financial difficulties as a result of the pandemic to postpone their payments, reducing customers’ stress at a time when they need to put their health first.

Satisfaction and loyalty

Aegon’s commercial success has always relied on retaining customers and extending our relationship with them across multiple services. Our priority is to continuously improve customer satisfaction and loyalty. To measure our performance, we use the Net Promoter Score (NPS), measured through ‘touchpoint NPS’ (tNPS), ‘journey NPS’ (jNPS), and ‘relational NPS’ (rNPS) on a scale of -100 to +100. These are all used to steer and improve the quality of our internal processes and the customer service experience we deliver. NPS measurements are included in various management-level targets. Our relational NPS programs cover the vast majority of our customers (87%) across our different territories and businesses.

At Aegon, we took care to guide and support our customers during the difficulties they faced in 2020. Our success in improving our customers’ experience with us is shown by our NPS results, with an improved absolute and relative performance in Aegon’s three biggest markets: the United Kingdom, the United States, and the Netherlands.

In the Netherlands, rNPS reached an all-time high score in 2020. We can attribute this increase largely to a better emotional connection with customers, achieved through high-quality customer contact during the pandemic and our empathetic communication.

Aegon recognized for excellent

customer service in Spain

For the second year in a row, Aegon Spain was recognized in the Customer Service of the Year awards, winning awards in both the Health Insurance and Life Insurance categories.

The awards, granted by the Sottotempo association, recognize the innovation and quality of the service that Aegon offers our customers. This follows thorough discussions with customers regarding their thoughts on the customer service Aegon provides by telephone, as well as via email and web browsing. The discussions focused on aspects such as availability, quality of response, and technical quality, and also reflected on the ‘human’ quality of Aegon’s interactions with customers.

Aegon’s approach to customer service in Spain reflects our wider ambition to remain close to our customers by providing support throughout the different stages of people’s lives, especially when they need it most.

In the United States, we used our rNPS survey as an opportunity to gather customer feedback about how communication in times of uncertainty affects brand loyalty and trust. The results were clear: those who indicated they had received some type of communication from Transamerica had an average NPS of +54, and 75% agreed with the statement “Transamerica is a brand I trust.” On the other hand, those who indicated they had received no communication had an average NPS of +2, and only 51% agreed that they trusted Transamerica. Overall, our relational score remained stable at its already high level, which also led to improvements in our market position.

In the United Kingdom, we also saw our response to the pandemic enhance relationships with our customers. Our tNPS performance has remained above target levels since the outbreak of the pandemic. We also maintained the strong improvements made to Aegon UK’s rNPS in previous years. And with our peers’ performance decreasing, our NPS position stood above the market average in 2020 (32%).

Overall, our relationship with customers – relative to our peers – improved in comparison with 2019, mainly driven by the performance of Aegon UK. The details of benchmarked rNPS are provided in Part IV of this report.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 38

Employees Engagement

Aegon’s goal is to continue to form a worldwide community of talented employees who are deeply committed to our purpose. Following the outbreak of the COVID-19 pandemic, and the transition to working from home across our organization, it has become more important than ever that we keep our people feeling supported and engaged. We do this by ensuring our employee community is connected, healthy, and happy.

To promote the health and welfare of our employees, in 2020 we:

◆	Focused on creating new opportunities for their career development;
◆	Introduced a new performance management process with a stronger focus on development;
◆	Promoted greater diversity within an inclusive workplace; and
◆	Fostered training and development to equip our employees with future-ready capabilities.

Every year, we conduct a Global Employee Survey across our businesses. In 2020, we continued to see very high participation levels, with 82% of our employees providing responses. The survey included questions in four key categories: Engagement, Leadership, Inclusion, and Diversity. Our scores in all of these areas increased compared to the previous year. The Engagement score rose from 67% in 2019 to 72% in 2020, while Leadership increased from 55% to 63%. It is reassuring to see that Aegon’s employees reported feeling engaged and supported. Our 2020 Inclusion score, at 79% (up from 76% in 2019), is one point above our external benchmark. In the Diversity category, our overall score reached 73% (versus 69% in 2019), though responses to specific questions show that we need to gain a deeper understanding of the situation and increase our inclusion and diversity efforts. The results of the survey have been discussed with Aegon’s respective business unit leaders. In 2021, business unit leaders will work toward a personal or business target related to the implementation of follow-up actions to improve employee engagement.

Due to COVID-19, much of Aegon’s staff worked from home throughout most of 2020. We supported employees by providing furniture, as well as information technology (IT), tools, and hardware to enable a healthy and safe home-based working environment. We also introduced the ‘Working from Home’ framework to support staff during this period and set vitality and engagement as a priority. The focus areas of this program are: keep fit, keep connected, keep performing, keep motivated, and keep developing. We also recognize the potential impact of extended remote working on people’s mental health. In spring 2020, Aegon UK began a series of webinars to offer employees support on managing their mental well-being while working from home.

Although the framework is global, local units have been able to adapt it to fit their specific circumstances, thereby better supporting employees and keeping people connected. In several country units, offers such as increased paid leave in 2020 and expanded flexible working arrangements, helped employees balance their work and personal lives. We also reimbursed additional costs related to working from home.

As the situation evolved, we started to explore future ways of working at Aegon. Like many organizations, we found multiple benefits to remote working, including greater flexibility and a better work-life balance for employees, more digitalization of processes, and reduced travel (which helps both employees and the environment). We conducted two employee surveys (in April and July 2020) to gain insights into how our people were faring during the crisis. On the basis of this feedback, Aegon is actively considering several measures for the future, including possible hybrid working models where offices may no longer be the default workspace for individuals, but would remain available for team collaboration.

Compensation and benefits

In a highly competitive labor market, our remuneration policy is designed to attract, motivate, and retain talented staff whose skills and values can help us achieve our strategy. Aegon’s Global Remuneration Framework stresses the importance of ‘pay for performance’, while ensuring incentives and variable pay do not compromise integrity or encourage excessive risk-taking. Both financial and non-financial metrics are used to assess performance; the mix between the two depends on the individual’s position and seniority. In 2020, we paid out EUR 2.0 billion in salaries and benefits to our 22,322 employees. We also provided a range of other benefits including, flexible working arrangements, company retirement plans, and parental leave, as well as paid time off for volunteering on community projects. Most of our businesses offer employee health programs; these include fitness programs and screening for serious illnesses such as cancer and heart disease, as well as programs to reduce workplace stress and improve mental well-being. Several of Aegon’s country-based business units also offer flexible options for purchasing or leasing a bike.

Where our employees work

(by reporting segment, end-2020)

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 39

In 2020, Aegon’s new ‘Perform and Develop’ approach to performance management came into effect across all of our business units. This global approach enables us to better measure and prioritize our employees’ development.

The new process, which is hosted on our Workday platform, sees us move away from the manager-led, backward- looking structure of biannual reviews, toward a more frequent and forward-looking approach, with ongoing dialogs led by employees. Goal-setting at the start of each year, now focuses on an employee’s ambitions relating to performance and development. During the year, the new system encourages check-ins with managers, two-way feedback, and discussions about goals as they evolve. End-of-year performance conversations now emphasize an employee’s impact, interests, and long-term career development.

The Perform and Develop system empowers Aegon employees at all levels of the organization to be open about their career aspirations and to take the lead on their own development. As well as giving employees greater ownership of their careers, the new process also brings other benefits: it encourages senior leaders to become more engaged as role models, and helps human resources teams with talent and performance management.

The launch of Perform and Develop has been supported by global and local training and communication materials, as well as digital nudges, to help colleagues make the most of the new system. Indeed, one Pulse Survey in September revealed that 64% of employees had talked about their performance goals with their manager in the past month, while 80% had received or given feedback.

Equal pay

Aegon was the first company in the Netherlands to make agreements with trade unions in its collective labor agreement on equal pay for men and women. We also recognize that, for some women, a shorter tenure or work history is the direct result of unaddressed inequalities throughout history.

Furthermore, since 2017 Aegon UK has publicly reported its gender pay gap data, which measures the difference between average earnings of male and female employees, expressed as a percentage of males’ earnings. The most recent annual Gender Pay Gap Report, published in April 2020, shows a mean gender pay gap of 34.7% for Aegon UK Corporate Services Limited in 2019, a slight improvement on the 2018 figure of 35%.

Development

Making sure our workforce has the right skills and competencies is vital for the success of our organization. More widely, we are aware of growing shortages of skills and talent across the financial services sector, which are becoming more acute as so-called baby boomers retire and the industry transitions to a more digitized way of working. Closer to home, the value of these skills is only amplified when combined with the deep organizational knowledge and strong capabilities of our employees, which are tailored to the specific functions of Aegon’s business operations. However, we note the difficulty of maintaining our employee development objectives in the context of an evolving organization. 2020 saw a 6% decrease in Aegon’s workforce, continuing a long-term trend, due to the strategic divestment of certain businesses and the transition of specific operational activities (with skilled employees) to Aegon’s business partners. In addition, our digital transformation continues to provide opportunities for the automation of certain business processes. It is essential that we balance the requirement for on-going financial value creation with the preservation of critical knowledge and skills that support our future success, as well as the need to maintain an energizing environment where our employees feel valued.

To avoid potential skills gaps, Aegon seeks to attract new employees with a wide range of specialties and backgrounds. At the same time, it is essential we give our existing workforce opportunities to develop professionally and adapt to new digital tools and ways of working. We offer Aegon employees – at all levels – a wide range of training and career development programs, including through our Learning Management System.

Many of our trainings focus on IT and digital skills. One such example is our Analytics Accelerator program, which consists of online learning modules and virtual training sessions, available at foundational, manager, and expert levels. Other specialized trainings cover areas including products and sales, new regulations, risk management, responsible investment, information security, and data privacy. All employees have access to our Global Learning Catalog and are encouraged to use it to help shape their development journey. In 2020, we spent a total of EUR 11 million on training and development, equivalent to approximately EUR 500 per employee.

As the COVID-19 pandemic took hold, the number of employees participating in training programs fell, but has since risen to just under pre-pandemic levels. Likewise, in-person seminars and

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 40

lectures had to be cut back, but we were able to replace some courses with online versions, such as the Pulse Leadership program, and introduced new ones such as our Let’s Talk: Inclusion training (see next page). We continue to follow our 70-20-10 formula: 70% of an employee’s development takes place during the course of their everyday work, 20% happens via networking and informal learning, and the remaining 10% is made up of formal training.

In 2020, we introduced Absorb: our first, truly global learning management program for all employees, including those in our smaller units and joint ventures. This replaces the previous local systems, yet still allows Aegon’s different businesses to roll out contextually specific content. Absorb also hosts worldwide learning journeys that all employees can access. We continued to focus on analytics in 2020, and launched various programs tailored to different levels of the organization. We also rolled out several ‘deep dive’ digital and technology courses to enable employees to continue working on their core skills while working from home due to the pandemic.

At Aegon UK, our development program for aspiring managers received 32 applications from men and 33 from women in 2020. The first two cohorts will include 17 men and 19 women. By ensuring we have a good gender balance in our talent pipeline, we will ultimately build a more diverse pool of talent from which to select the leaders of the future, and create equal opportunities for men and women.

Inclusion and diversity

At Aegon, we recognize that our workforce is made up of people from a wide range of backgrounds. We want everyone to feel that they can bring their authentic self to work without fear of judgment or discrimination. By creating a safe and engaged environment where people are valued, respected, and committed to supporting each other, we can improve organizational effectiveness, make better and more inclusive decisions, and build our understanding of our customers.

Our approach to inclusion and diversity is to ensure our actions and policies are woven into all areas of our businesses and at all levels of the Company. At the top of the organization, Aegon CEO Lard Friese confirmed his commitment to the Company’s Statement on Inclusion & Diversity and will work toward a specific inclusion-related target as part of his 2021 objectives. Inclusion-related targets will also be included in the objectives of Aegon N.V. Management Board members and local management teams.

In 2020, Transamerica CEO Mark Mullin signed the national CEO Action for Diversity and Inclusion pledge, committing to actions to build trust and empowerment in the workplace. Transamerica was also recognized by the Diversity Best Practices Inclusion Index for the third year running, as well as being named one of the 100 Best Companies for Working Women for a second consecutive year. Meanwhile, Aegon UK signed up to the Race at Work Charter, part

Aegon Proud is one of our long-established employee resource groups (ERGs). During October, to celebrate Coming Out Day, the network hosted the 2020 Pride Photo Exhibition in the Netherlands. This exhibition was promoted by the global Aegon Proud community across all country units and was made available for all employees to view. The photos featured scenes from the lives of LGBTQ+ people from around the world, promoting the visibility of different identities and raising awareness of diversity. The exhibition took on a special importance this year with COVID-19 restrictions limiting traditional annual Pride gatherings, and accordingly the photos were also made available online to colleagues around the globe.

of a government initiative to boost racial equality in the workplace. The Charter sets out five specific calls to action and provides a framework for measuring diversity and improving inclusion.

Meanwhile, Aegon’s employees continue to take active ownership of inclusivity matters within the Company. As the Black Lives Matter movement gathered pace during 2020, employees at Transamerica founded Black Professionals for Change, a new employee resource group (ERG). The group is already having an impact, with a series of conversations called ‘Straight Talk on the Black Experience’ underway. The discussions provide a space for employees to share their personal stories and experiences. This new group is one of many company-sponsored ERGs that show our employees’ commitment to fostering positive change and an inclusive work environment.

In 2020, we asked the Central Agency for Statistics in the Netherlands (CBS) to measure the cultural diversity of Aegon the Netherlands using anonymized data on race and gender. The results show that we still have work to do for Aegon to be a true reflection of today’s society: only 13% of employees have a non-Western background, most of whom work in lower-level roles. The research also identified an overrepresentation of men in senior (and thus higher-paid) positions. Aegon the Netherlands is taking steps to address this, including by setting targets for the number of women in application procedures, making equality a more central factor in succession planning at the top of the company, and conducting an analysis of a possible glass ceiling. The CBS results will be used as a baseline measurement for future years but will also help us design a diversity policy that truly responds to the current reality of our organization.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 41

Succeeding and building upon our former Global Ethics Line, Aegon Speak Up is a new program that aims to protect whistle-blowers and to encourage, guide, and support anyone who wants to report suspected or observed misconduct. We understand that the decision to speak up can be emotional, complex, and daunting, so Speak Up has been designed to be clear and accessible for use by anyone who works for, or on behalf of Aegon. Our step-by-step Toolkit prepares colleagues for what to expect and guides them through the process, whether they choose to make a report via the anonymous helpline, online, or in person. The Speak Up Toolkit is available as both a website and an app, and offers emotional support as well as practical information.

In 2020, we launched mandatory training on the Speak Up program for all employees. We provided a customized offering for four different user groups: leadership, management, all staff, and report handlers. By tailoring training to specific roles (for example, leaders’ and managers’ training includes sections on being receptive to people coming forward), we hope to empower employees, demystify the reporting process, and encourage people to look out for and speak up about misconduct.

Aegon also completed the universal roll-out of our Let’s Talk: Inclusion e-learning program on unconscious bias and how to identify and tackle it. This inclusion training is designed for all our employees (with a specific version for managers that addresses inclusive leadership) and comprises four learning modules as well as reference materials. The program also features ‘digital nudges’ that will prompt a change in thinking habits at key moments, for example during talent discussions and recruitment processes, to promote more inclusive decision-making. Take-up has been particularly strong at Aegon Asset Management (AAM), where training has been supported by a series of executive coaching sessions and team-based action-planning sessions.

Other steps we took in 2020 include the launch of a new global marketing pledge in pursuit of more inclusive communications messaging and greater diversity in our marketing. Inclusion and diversity are also integrated in Aegon’s core policies, including our new Statement on Human Rights, demonstrating our commitment to this important topic. This also shows how we are maturing in terms of this ambition.

At the global level, we continue to work toward achieving greater gender balance at Board level and have consistently achieved a good gender balance on our Supervisory Board. We recognize that more needs to be done to reduce gender disparities at the highest levels of our organization.

Promisingly, we exceeded our 2020 target of 30% female representation across our worldwide senior management, achieving 32%. This success in part can be attributed to a deliberate focus on more inclusive decision-making and gender-focused interventions within our units.

We will continue with our efforts to improve gender diversity in senior management positions, targeting 34% across Aegon at the end of 2021. We aim to achieve this by linking inclusion and diversity targets to the remuneration of Executive and Management Board members and developing an organization-wide five-year plan. Appropriate targets will be in place by the end of the first quarter of 2021, together with a clear ambition through 2025.

Aegon the Netherlands set a goal for 2020 to hire 10 new employees from disadvantaged backgrounds. While we did not achieve our ambition, we have identified the challenges we must overcome to make this program a success. We are determined to increase diversity in our recruitment and will make renewed efforts in 2021 and beyond. Furthermore, we have introduced a target of 30% for all new hires in the Netherlands to reflect the multitude of dimensions of people diversity, with a particular focus on gender and culture. Aegon’s progress on increasing ethnic diversity will be tracked through our continued partnership with CBS, which will provide analysis on an annual basis.

Compliance

We have long fostered a culture of ethical compliance.

Aegon’s Code of Conduct sets out rules and guidelines that shape and govern the actions of all our employees. It also commits us to complying with all legal and regulatory requirements and to prevent insider dealing, corruption, and bribery. In 2020, training on the Code of Conduct was completed by 97% of Aegon’s global workforce. We also carry out an annual systematic integrity risk analysis (SIRA) and take actions to address any gaps in performance.

In March 2020, we published our Financial Economic Crime Statement, in which we committed to complying with several Aegon policies on financial economic crime (FEC). These policies protect our businesses from involvement in crimes such as fraud, money laundering, and bribery, and are reviewed at least once every three years. We made it compulsory for all Aegon’s global employees to undertake our anti-money laundering training in 2020. Aegon is also committed to the Wolfsberg Group principles on Financial Crime Compliance.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 42

Partners and suppliers Aegon strives to create mutually valuable relationships with all partners and suppliers. Brokers and financial advisors can build sustainable practices of their own by drawing on our insights and our products to serve their customers. In return, they bring insurance market intelligence and investment assets to Aegon, meaning we can create and distribute targeted product offerings to our customers.

We seek long-term strategic partnerships with suppliers that we believe have superior capabilities and/or can deliver a higher-quality service to our customers at a lower cost. Aegon has trusted, long-standing relationships in place with Tata Consultancy Services (TCS) for Transamerica and with Atos in the UK. In 2020, Aegon the Netherlands agreed on an administration contract with IBM for a portfolio of 800,000 individual life insurance policies, which will be managed using IBM’s cloud technologies.

Responsible procurement

As part of Aegon’s responsibility to our customers and investors, we are careful to make sure the partners and suppliers we work with are aligned with Aegon’s ethics, values, and standards. Our responsible procurement approach focuses on third party vendors who provide rights and protections to their workers who perform important outsourced functions for Aegon. Additionally, we also consider the role of diversity and minority suppliers within our supply chain.

Accordingly, in 2020, we replaced Aegon’s previous Sustainable Procurement Policy with a new Vendor Code of Conduct, which sets out the minimum standards our partners must commit to. This document reflects the consistent approach to responsible business that we aim to foster throughout our organization.

We have also started using SAP Ariba, a vendor lifecycle management platform for registering third parties and monitoring them through data feeds. Moreover, Aegon is an early adopter of Ariba Risk Management technology, which supports our third-party risk management processes and enables us to invite vendors to contribute to a risk assessment directly from the Ariba system.

In addition, Aegon now works with an external assessment company, EcoVadis, to evaluate the ESG risks involved in our partnerships with suppliers. The EcoVadis assessment categories are aligned with the standards laid out in our Vendor Code of Conduct, including key topics such as a supplier’s environmental policies and their labor, human rights, and ethics record. The EcoVadis results can be integrated into our Ariba platform, creating greater oversight of a vendor’s ESG credentials.

The outbreak of the COVID-19 pandemic was a test of Aegon’s supply chain, including for Transamerica’s outsourced teams in India. Some information technology (IT) workers lacked the equipment and internet access needed to transition to home-based working, but we worked with vendors to facilitate remote access for 635 workers and also brought in additional US-based staff to assist with the backlog that had resulted from the delay. To ensure continuity of services as the situation evolved, we monitored vendors across four areas: productivity, availability of resources, liquidity, and IT infrastructure. This allowed us to anticipate, manage, and resolve supply chain issues arising from the pandemic.

This partnership allows us to take a more proactive approach to responsible business. Should the external assessment reveal that a partner falls short of our expectations, we can work with them on corrective actions. This new system for risk management allows us more comprehensive oversight of our partners’ ESG policies, actions, and results. We are now better able to choose suppliers we can trust, and thus to be a good corporate citizen, creating sustainable value for the societies we operate in.

In 2020, we decided that we would assess our top 250 vendors by spend (representing 80% of Aegon’s total procurement spend). Within one year, we have valid EcoVadis scorecards for 67 of these accounts, covering 56% of the spend of these top vendor accounts. We will continue to increase the level of coverage over time.

In the future, our procurement process will prioritize the selection and contracting of vendors who share our values beyond the minimum standards and support us in upholding our values across the supply chain. By engaging with our suppliers, we encourage them to make positive changes to their operations and products for the benefit of wider society and the environment. While the consolidation of our suppliers and the management of our supplier base are important drivers of Aegon’s ESG and, in turn, economic performance, we are mindful not to exclude smaller, local suppliers with the potential to benefit our immediate communities.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 43

Investors In 2020, we delivered a total of EUR 370 million to Aegon investors. Of this, EUR 123 million was in dividends to shareholders and the remaining EUR 248 million was delivered to Aegon bondholders.

Payment of dividends depends ultimately on the Company’s capital position and available free cash flows. Before deciding on dividends, Aegon’s management team also assesses the prospects for financial performance. Against the uncertain economic backdrop of COVID-19 in 2020, we announced that we would retain the 2019 final dividend and that we had rebased our 2020 interim dividend at a lower level. This decision also allowed us to strengthen our balance sheet, as part of wider efforts to make Aegon a materially better, more enduring, and more profitable company in the years to come. Our goal is to deliver sustainable dividends to shareholders and, over time, to increase dividends in line with recurring free cash flows.

Shareholders may also derive (or lose) value from the performance of our shares. In 2020, Aegon’s stock price decreased by 20.5%. The wider European insurance sector performed better, with the Stoxx Europe 600 Insurance index ending the year down by 13.5%. We believe the reasons for the relative underperformance include the lower interest rates in the United States, to which we are more exposed than other European insurers. Our total shareholder return for the year amounted to a loss of 18.4% (this measure considers payment of dividends as well as share price performance).

Society Our purpose, to help people achieve a lifetime of financial security, also helps reduce future pressures on public pension systems by preparing individuals to take greater responsibility for funding their retirement. Moreover, Aegon’s long-running research into retirement readiness builds awareness of risks and provides insights and recommendations that benefit society. We also support our communities in a wide variety of ways.

Community investment

We support local communities through charitable donations and volunteer work. Our goals are to:

◆	Serve and strengthen the communities where we do business and create a better quality of life for beneficiaries;
◆	Engage and involve employees; and
◆	Promote Aegon’s responsible business vision to all stakeholders.

In 2020, Aegon’s Charitable Donations Standards were fully integrated into our charitable work. The new Standards set out our intent to align the majority of our donations not only with Aegon’s purpose, but also with our approach to responsible business.

The Standards require all country and business units to allocate at least 50% of their annual donations to causes that reflect two key themes: financial security and personal well-being. Financial security includes financial education and literacy for children and adults, in addition to later-life employment solutions. Personal well-being comprises longevity, physical fitness, mental vitality, disease prevention, and support for livable communities.

In a year when the health and finances of people globally faced the threat of COVID-19, Aegon acted to support our most vulnerable communities in direct and tangible ways.

During the spring lockdowns, Aegon’s initial response centered on providing immediate healthcare support and relief. Through donations to hospitals, our various business units funded medical supplies and resources in regions worldwide. In Asia, Aegon THTF, Aegon’s joint venture in China, donated RMB 1 million to the Leishenshan Hospital in Wuhan, at the epicenter of the outbreak. We also distributed 50,000 face masks. In Hungary, EUR 85,000 that had been earmarked for canceled Aegon events was redirected to two hospitals. Meanwhile, in the United States, we gave USD 500,000 to Direct Relief, an organization providing protective gear to frontline healthcare workers. Aegon the Netherlands joined other Dutch insurers in donating to a fund for healthcare workers and their families. The fund provides financial support to healthcare workers and/ or their families in the event of them suffering severe illness or death as a result of being infected with COVID-19.

As the COVID-19 situation unfolded, we began to channel our community investments into projects to alleviate the financial consequences of the pandemic, with special attention paid to people who needed help handling their finances. Additionally, Aegon UK is supporting local charities on the frontline of the crisis, such as food banks and organizations providing aid to the vulnerable elderly.

Overall, through our businesses, Aegon supports approximately 500 charities and good causes. Aegon’s donations in 2020 amounted to EUR 9.5 million, a 16% increase compared to 2019. In the United States, our donations are handled by the Aegon Transamerica Foundation, which donates on average 5% of its assets every year. In the United Kingdom, local donation decisions are made by our employee Charity Committee.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 44

Volunteering

We encourage our employees to volunteer, with most of our people able to claim paid time off to work on community projects. In-person volunteering was restricted in 2020 due to COVID-19, and our annual company-wide Volunteer Friday was unavoidably canceled. Despite these constraints, 4,399 employee volunteer hours were recorded in 2020 (equivalent to EUR 0.2 million, based on volunteers’ average salaries).

Where possible, we adapted our charitable work to meet society’s needs during the pandemic. Some of our employees in the Netherlands received Nibud (the Dutch National Institute for Family Finance Information) training on budgeting and financial planning, which they then used to support their wider communities by sharing what they learned with family and friends, as well as through virtual volunteering efforts (see page 25 for further details).

Human rights

At Aegon, we are committed to the principle that all people are entitled to basic rights and freedoms, regardless of their nationality, gender, religion, race, or any other protected status. Basic rights and freedoms include civil rights, political rights, social and economic rights, cultural rights, the rights of minorities, the rights of women, and the rights of vulnerable groups, such as children and indigenous peoples.

As well as ensuring the rights and well-being of our own workers, Aegon’s Responsible Investment Policy seeks to ensure human and labor rights are suitably upheld by the companies we invest in. We also reach out to companies that we believe are at risk of breaching minimum standards for human rights, with a view of encouraging them to uphold human and workers’ rights.

Aegon is committed to the UN Universal Declaration of Human Rights, the principles on human rights and labor standards as set forth by the UN Global Compact, and the core standards of the International Labour Organization (ILO). This commitment is explicitly incorporated in numerous Aegon policies, such as the global Code of Conduct, the Statement on Inclusion & Diversity, the new Statement on Human Rights, and the Aegon Operational Risk Taxonomy. Aegon faces the most potential risks in indirect business relationships, which is why human rights are at the core of our Responsible Investment Policy and Vendor Code of Conduct.

In 2020, we carried out our biennial Human Rights Risk Assessment, through which we aim to identify, prevent, and mitigate adverse human rights impacts that may be linked to our operations, products, and services. As in 2018, the results showed no significant human rights risks in most of Aegon’s operating environments (including the United States, the United Kingdom, and the Netherlands). Turkey, Indonesia, India, and China still present the highest likelihood of human rights violations, followed by Brazil. We intend to review the methodology used in the assessment in future years.

We also developed a new and more comprehensive Statement on Human Rights in 2020, which emphasizes the importance of human rights as part of Aegon’s broader ESG approach to responsible business, investment, and procurement. It is designed to frame our ongoing stewardship of human rights, including both the direct impacts of our daily operations and the indirect impacts of our business activities. Aegon seeks to avoid causing or contributing to adverse human rights impacts in areas we can directly influence, and to address any such risks as they are identified. Each business unit’s management team is responsible for implementing the Statement in their local region, but we also encourage each unit to develop supplemental policies, governance, and activities to meet local requirements and stakeholder expectations. We will review and update Aegon’s global Statement annually as necessary.

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

We publish our Global Tax Policy online. This policy outlines Aegon’s approach to responsible tax, which seeks to align the long-term interests of all our customers, employees, business partners, investors, and wider society. We also hold regular meetings with NGOs to discuss Aegon’s tax strategy and policy.

We strive to work together with tax authorities in a constructive and transparent manner. Our Horizontal Monitoring Agreement with the Dutch tax authorities shows our commitment to this principle. This includes public discussion and disclosure of policies and principles, as well as the overall governance and oversight of our tax position.

Aegon’s business principles require identification and prudent management of risks. Accordingly, robust governance practices necessary to the management and control of tax affairs and risks are maintained. Tax risks are monitored through our Tax Control Framework. The risk response depends on the type of risk, likelihood and impact analysis, and the chance of repetition and reputational exposure. For instance, for tax reporting and compliance risks automated validations and review controls are in place. Specific controls are in place to ensure that tax dilemmas are dealt with in accordance with our Global Tax Policy. On a quarterly basis, local tax teams provide attestation that operations are compliant with the Global Tax Policy. The Tax Risk Oversight Committee has a final say on dilemmas that have been escalated to it. Where deemed necessary, tax authorities clearance is sought.

Aegon Annual Report on Form 20-F 2020

Long-term value for our stakeholders 45

Taxes borne by Aegon, 2020 (in EUR million)	Taxes collected on behalf of others, 2020 (in EUR million)

[1]	Includes state and withholding tax
[2]	Includes dividends, interest, royalties and others
[3]	Includes social security tax

For a breakdown of corporate income tax by country/region, please see page 409. Some numbers may not add up due to rounding.

Aegon Global Tax focusses on Tax Technology in setting its strategic targets. We believe that technology could be an effective means of achieving process efficiency and automated control. In the Netherlands, a tax data management system in combination with automated tax reporting is in the process of being built. We strive for this technology to make tax reporting and compliance, such as preparation of Dutch corporate income tax and value added tax returns, more automatic.

We value transparency. Disclosures are provided in our financial statements and cover tax payments in our main markets. We provide country-by-country tax reporting in a transparent and accurate manner to the tax authorities. We also provide details of our total tax contribution company-wide and by region in the charts above. Taxes borne are a cost of business and affect our financial results. Taxes collected are not a direct cost of business but are collected on behalf of governments from others. The reported numbers are on cash payment or accrual basis.

Aegon’s tax function maintains an adequate staff of qualified and trained tax professionals to provide timely and high-quality tax support to our commercial decision-makers. In this regard, proper governance and procedures are in place to ensure that:

◆	The tax team understands and is engaged in the tax effects of day-to-day business operations and involved in all significant business developments, investments and transactions;
◆	Tax consequences are considered as part of every major business decision; and
◆	Aegon’s tax control framework is constantly evolving to a higher maturity level.

The Aegon Global Tax team is continuously trained on tax law, jurisprudence and/or other relevant developments.

Aegon’s tax function reports regularly to the Executive Board and Management Board on day-to-day operations and the status and effectiveness of the function. At least once a year, the tax function reports to the Supervisory Board’s Audit Committee.

Aegon Annual Report on Form 20-F 2020

Letter from our Supervisory Board Chairman 46

Society faced a unique and challenging environment in 2020. Nevertheless, the Supervisory Board is satisfied that we fulfilled our responsibilities to Aegon and its stakeholders during the year.

From the early days of the COVID-19 outbreak, the Supervisory Board has been kept informed about the measures being taken to keep employees safe, and to maintain service to our customers at a time when they need Aegon most. Throughout the year we have also noted the resilience and dedication shown by our employees to ensure that our customers were well supported. We are paying close attention to the pressure that long-term working from home, amid lockdowns and other restrictions, can have on our employees. Aegon is taking steps to make things easier where it can.

Alongside the Supervisory Board’s usual oversight functions, key focus areas in 2020 were Aegon’s ability to navigate through the pandemic, the CEO transition, and the development and implementation of the new strategy.

CEO transition and implementation of the new strategy

Restrictions on public gatherings due to COVID-19 necessitated making use of the Dutch Emergency Act to make Aegon’s AGM in May 2020 accessible by electronic means. The meeting was held successfully with online interaction with our shareholders, who approved the appointment of Lard Friese as the new CEO.

Despite the challenges posed by the Working from Home environment, the Executive Board spent a considerable amount of time during 2020 regularly updating the Supervisory Board on the development of Aegon’s new strategy. The detailed proposals and clear presentations by management have allowed us to evaluate, challenge constructively and advise on each step, of which there have been several significant ones during 2020. An important decision was the divestment of Aegon’s businesses in Central & Eastern Europe. This transaction helped define the perimeter of the Group, while finding the right new owner for these businesses.

During Capital Markets Day on December 10, 2020, the leadership team presented the road map to improve Aegon’s performance, and detailed the actions that had already been taken. These choices are supported by a detailed operating plan that has been designed to reduce expenses, and reinvest capital towards growth.

We welcome the new strategic focus aimed at improving Aegon’s performance and increasing value for customers, shareholders, and other stakeholders.

We have full confidence in the leadership team, who have instilled an intense organizational rhythm to ensure a high-performance culture and the delivery on the plans and targets outlined at the Capital Markets Day. I am pleased that we will propose to the 2021 AGM that Matt Rider be reappointed as Chief Financial Officer for a four-year term to continue his contribution to Aegon’s transformation.

The Supervisory Board fully supports the increased emphasis on environmental, social and governance (ESG) issues within Aegon, as illustrated by the revised Group-wide Responsible Investment Policy. We will intensify oversight of the Company’s policies and performance on these subjects that are vital to both Aegon and wider society.

Strengthening the Supervisory Board

The Supervisory Board was fortunate to be able to draw upon diverse and deep experience when making important judgements during 2020. The appointments of two new members were approved by shareholders at the 2020 AGM. Caroline Ramsay has extensive management, finance, and audit experience at large insurance companies, while Thomas Wellauer has had a broad global career focused on operations.

Aegon Annual Report on Form 20-F 2020

Letter from our Supervisory Board Chairman 47

The Nomination & Governance Committee has prioritized getting diversity with respect to gender, nationality, professional background, and technical expertise. To further strengthen the Supervisory Board, it is proposed to appoint Frans Blom, who has had a lengthy career in the management consulting industry, and Jack McGarry, who has extensive experience in the US insurance industry. Their appointments will be put to the 2021 AGM.

A detailed report on the Supervisory Board and its activities during 2020 can be found on page 58.

Note of thanks

On behalf of the Supervisory Board, I would like to thank all employees for the work undertaken in pursuit of Aegon’s purpose of helping people achieve a lifetime of financial security.

Finally, we wish to thank all those who invest in Aegon for their continued trust and confidence.

The Hague, the Netherlands, March 17, 2021

William L. Connelly Supervisory Board Chairman

Aegon Annual Report on Form 20-F 2020

Corporate governance 48

Corporate governance

Aegon is incorporated and based in the Netherlands. As a company established and listed in the Netherlands, Aegon must comply with Dutch law and is subject to the Dutch Corporate Governance Code.

Aegon is governed by three corporate bodies:

◆	General Meeting of Shareholders
◆	Supervisory Board
◆	Executive Board

Aegon also has a Management Board. This works in unison with the Executive Board and helps to oversee operational issues and the implementation of Aegon’s strategy. Aegon’s corporate governance structure is the responsibility of both the Supervisory Board and the Executive Board. Any substantive change to this structure is submitted to the General Meeting of Shareholders for discussion.

The shareholders

Listing and shareholder base

Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in Aegon’s three main markets, the Netherlands, United States, and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose to protect the broader interests of the Company and its stakeholders.

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the Company may convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide on matters such as the adoption of annual accounts, the approval of dividend payments and (re)appointments to the Supervisory Board and Executive Board of Aegon.

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

Attendance

Every shareholder is entitled to attend the General Meeting to speak and vote, either in person or by proxy granted in writing. This includes proxies submitted electronically. All shareholders wishing to take part must provide proof of their identity and shareholding and must notify the Company ahead of time of their intention to attend the meeting. Aegon also solicits proxies from New York registry shareholders in line with common practice in the United States.

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

Composition of the Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy. A profile, which is published on aegon.com, has been established that outlines the required qualifications of its members. Supervisory Board members are appointed for a four-year term and may then be reappointed for another four-year period. Subsequently, a Supervisory Board member can be reappointed again for a period of two years, and then extended by two years at the most. Supervisory Board members are no longer

Aegon Annual Report on Form 20-F 2020

Corporate governance 49

eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. In 2020, no transactions were concluded between the Company and any of the Supervisory Board members. Furthermore, the Company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of seven members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code. It will be proposed to the shareholders to appoint Jack McGarry and Frans Blom as members of the Supervisory Board during the Annual General Meeting of Shareholders on June 3, 2021.

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

Composition of the Executive Board

Aegon’s Executive Board consists of Lard Friese, who is Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matt Rider, who is Chief Financial Officer (CFO). Lard Friese was appointed as member to the Executive Board during the Annual General Meeting of Shareholders on May 15, 2020, following which Alex Wynaendts resigned as member of the Executive Board and CEO of the Company.

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

In 2020, no transactions were concluded between the Company and either member of the Executive Board. Furthermore, the Company did not provide any loans to or issue guarantees in favor of either of the members of the Executive Board.

Management Board

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which has 12 members, including the members of the Executive Board. Aegon’s Management Board is composed of Lard Friese, Matt Rider, Mark Bloom, Maarten Edixhoven, Mike Holliday-Williams, Allegra van Hövell-Patrizi, Marco Keim, Onno van Klinken, Carla Mahieu, Mark Mullin, Bas NieuweWeme and Duncan Russell.

Aegon’s Management Board works in unison with the Executive Board and helps oversee operational issues and the implementation of Aegon’s strategy. Members are drawn from Aegon’s business units and from Aegon’s global functions. The members have both regional and global responsibilities. This ensures that Aegon is managed as an integrated international business. While the Executive Board is Aegon’s sole statutory executive body, the Management Board provides vital support and expertise in pursuit of the Company’s strategic objectives.

In the relationship between the Supervisory Board and the Management Board, the CEO shall be the first contact for the Supervisory Board and its Chairman. Further, the members of the Boards will act in accordance with the provisions provided therefore in the Management Board Charter, the Executive Board Charter, and the Supervisory Board Charter.

Capital, significant shareholders and exercise of control

As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.

The capital of the Company

Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2020, a total of 2,098,114,300 common shares and 571,795,040 common shares B had been issued.

Depository receipts for Aegon shares are not issued with the Company’s cooperation.

As per the Dutch act on conversion of bearer shares, all 16,040 bearer shares outstanding at December 2020 have been converted into registered shares held by the Company as per 1st January 2021. Until January 1, 2026 and upon request of a

Aegon Annual Report on Form 20-F 2020

Corporate governance 50

holder of a certificate of a bearer share, the Company will provide the holder of such a valid certificate of a bearer share, with registered share as a replacement of the bearer share.

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

Significant shareholdings

On December 31, 2020, Vereniging Aegon, Aegon’s largest shareholder, held a total of 291,145,638 common shares and 558,910,640 common shares B.

Under the terms of the 1983 Merger Agreement, as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2020, two transactions were concluded between Aegon N.V. and Vereniging Aegon. All requirements determined by Best Practice 2.7.5 of the Dutch Corporate Governance Code were complied with in the execution of these transactions.

On December 14, 2020, Aegon N.V. repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value (1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on May 15, 2020 in connection with the Long Term Incentive Plans for senior management.

In this section below where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC the term ‘capital issued’ and ‘votes’ are used as defined in the Wet op het Financieel Toezicht.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, BlackRock, Inc., EuroPacific Growth Capital Fund, Capital Research and Management Company and FMR LLC hold a capital or voting interest in Aegon of 3% or more.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at February 26, 2021, Dodge & Cox International Stock Fund stated to hold 80,049,394 common shares, representing 3.0% of the issued capital as at December 31, 2020.

On February 11, 2021, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 222,733,093 common shares, representing 8.6% of the issued and outstanding capital as at December 31, 2020, and has voting rights for 217,431,134 shares, representing 8.3% of the votes as at December 31, 2020.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at January 27, 2021, EuroPacific Growth Capital Fund stated to hold 80,347,053 common shares, representing 3.0% of the issued capital as at December 31, 2020.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at January 6, 2021, Capital Research and Management Company stated to hold 80,878,440 common shares, representing 3.0% of the issued capital as at December 31, 2020.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, FMR LLC, a US based investment management firm, stated to hold 81,510,408 shares, representing 3.0% of the issued capital as at December 31, 2020.

Based on its filing with the Dutch Autoriteit Financiële Markten as at February 9, 2021, BlackRock, Inc. stated to hold 129,522,983 shares, representing 4.8% of the issued capital as at December 31, 2020 and 158,656,993 voting rights, representing 5.9% of the issued capital as at December 31, 2020.

On January 28, 2021, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 164,131,698 common shares, representing 6.3% of the issued and outstanding capital as at December 31, 2020, and has voting rights for 145,558,389 shares, representing 5.6% of the votes as at December 31, 2020.

Aegon Annual Report on Form 20-F 2020

Corporate governance 51

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

It is the right of Vereniging Aegon to, at its own discretion, take the decision to exercise its full voting rights on common shares B. In case of a Special Cause, Vereniging Aegon also preserves its full voting rights on common shares B if the Executive Board invoked a “250-day period to consider” in circumstances as are expected to be determined in the Dutch Civil Code following adoption of a new act thereto by the Dutch government in 2021 or the “180-day period respond time” as provided for in the Dutch Corporate Governance Code.

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the Remuneration Report on page 66 and note 50 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.

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

Aegon Annual Report on Form 20-F 2020

Corporate governance 52

Amending the Articles of Association

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend Aegon’s Articles of Association or to dissolve the Company, in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

Dutch Corporate Governance Code

As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the code applicable to the financial year 2020 is the version that came into force on January 1, 2017. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance and long-term value creation. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure.

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

Aegon Annual Report on Form 20-F 2020

Composition of the Boards 53

Composition of the Boards

Members of the Executive Board

Lard Friese (1962, Dutch)

CEO and Chairman of the Executive and Management Boards of Aegon N.V.

Lard Friese earned a Master of Law degree at the University of Utrecht. He has worked most of his professional career in the insurance industry, including ten years at Aegon between 1993 and 2003. He was employed by ING as from 2008, where he held various positions. In July 2014, upon the settlement of the Initial Public Offering of NN Group N.V., he became the CEO of NN Group. During his tenure at NN Group, he led a wide range of businesses in Europe and Asia and created a stable platform for growth and shareholder value.

He has extensive experience in the areas of insurance, investment management, customer centricity, mergers & acquisitions, and business transformation. Mr. Friese was appointed CEO Designate as of March 1, 2020 and is appointed as member of the Executive Board for a term of four years on the AGM of May 15, 2020. Mr. Friese is Chairman of Aegon’s Executive Board and Management Board

Matthew J. Rider (1963, American)

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

Lard Friese: see above

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

Mr. Edixhoven was appointed member of Aegon N.V.’s Management Board in October 2019.

Aegon Annual Report on Form 20-F 2020

Composition of the Boards 54

Mike Holliday-Williams (1970, British)

CEO of Aegon UK and member of the Management Board of Aegon N.V.

Mike Holliday-Williams started his career with WHSmith in 1991 as a graduate trainee, working as a Retail Manager in many UK stores and in Business Development. In 1997 he joined Centrica where he had several general management and marketing roles in British Gas, before becoming the Residential & Marketing Director of Centrica Telecoms/One.Tel in 2004.

In 2006 Mr Holliday-Williams joined RSA, becoming the UK Managing Director of Personal Lines in 2008, responsible for

MORETH>N, Partnerships and the Broker businesses. In 2011 he moved to Copenhagen to become the CEO of RSA Group’s Scandinavian businesses, Codan A/S and Trygg-Hansa, he also became a member of the RSA Group Executive. In 2014, he moved to Direct Line Group (DLG) to became MD of the Personal Lines business, joining the Board of DLG in Feb 2017.

Mr. Holliday-Williams joined Aegon UK in October 2019, to take over as CEO. He’s a member of Aegon’s Management Board since March 2020.

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

Marco Keim (1962, Dutch)

CEO Aegon International and member of the Management Board of Aegon N.V.

Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a Member of the Board, and was appointed

CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Management Board in June 2008. From 2017 to 2020, Mr. Keim headed Aegon’s operations on mainland Europe. Since January 2020, Mr. Keim is responsible for Aegon’s business in Southern and Eastern Europe as well as Asia. Mr. Keim is a former member of the Supervisory Board of Eneco Holding N.V..

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

Aegon Annual Report on Form 20-F 2020

Composition of the Boards 55

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

Ms. Mahieu is a former member of the Supervisory Board of the Royal BAM Group. Ms. Mahieu is a member of the Supervisory Board of VodafoneZiggo Group B.V. since 2017.

Mark Mullin (1963, American)

CEO of Aegon Americas and member of the Management Board of Aegon N.V.

Mark Mullin has spent more than 20 years with Aegon in various management positions in both the United States and Europe. Mr. Mullin served as President and CEO of one of Aegon’s US subsidiaries, Diversified Investment Advisors, and as head of the Company’s US annuity and mutual fund businesses. He was named President of Aegon Americas in 2009, and became President and CEO of Aegon Americas and a member of Aegon’s Management Board in 2010. Mr. Mullin was appointed Chairman of the Board of Directors of the American Council of Life Insurers from October 2017-October 2018 and served as a member of the Board’s Executive Committee through October 2019. He was re-appointed in October 2020 and remains a member of their Board of Directors.

Bas NieuweWeme (1972, Dutch)

Global CEO of Aegon Asset Management and member of the Management Board of Aegon N.V.

Bas NieuweWeme was appointed Global CEO of Aegon Asset Management and Member of the Aegon N.V. Management Board in June 2019. Having obtained a Master of Laws (2000) and an Executive MBA in 2007, Mr. NieuweWeme has worked in global investment management for 20 years.

The majority of this time was spent in various management positions within ING Investment Management Americas and Voya Investment Management. In 2016, he was named Global Head of the Client Advisory Group and a member of the management team at PGIM Fixed Income and Global Head of the Institutional Relationship Group at PGIM, Prudential Financial’s global investment management business. He serves as vice-chairman of the supervisory board of La Banque Postal Asset Management and is a member of the Executive Board of Aegon Industrial Fund Management Co., Ltd (China).

He is also a member of the Board of the Dutch Fund and Asset Management Association (DUFAS), the Board of Directors of The Netherlands-America Foundation (NAF) and a member of the Leadership Council of AmeriCares, a non-profit disaster relief and global health organization.

Duncan Russell (1978, British)

Chief Transformation Officer and member of the Management Board of Aegon N.V.

Duncan Russell has worked most of his professional career in the financial services sector, lastly as CFO and Board member at Admiral Financial Services, the financial services subsidiary of Admiral Group, responsible for finance, analytics, funding, credit risk and pricing.

Before joining Admiral Group, Mr. Russell was Head of Group Strategy and Corporate Finance at NN Group N.V.,

the Netherlands, where he was responsible for capital management, treasury, M&A, and the group’s strategy.

Before joining NN Group N.V., Mr. Russell held various positions at financial services groups in London.

Mr. Russell was appointed Chief Transformation Officer and member of the Management Board of Aegon N.V. on September 1, 2020.

Aegon Annual Report on Form 20-F 2020

Composition of the Boards 56

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

He is also chairman of the Supervisory Board Nomination and Governance Committee and member of the Supervisory Board Remuneration Committee. Mr. Connelly is also an independent director at the Board of Directors of Société Générale, an independent director at the Board of Directors of Singular Bank S.A. (formerly known as Self Trade Bank S.A., not listed) and an independent director at Amadeus IT Group S.A..

Mark A. Ellman (1957, American)

Member of the Nomination and Governance Committee

Member of the Risk Committee

Mark A. Ellman is a former Vice Chairman Global Origination of Bank of America/Merrill Lynch. Before joining Bank of America/ Merrill Lynch, he held various roles in the US insurance industry. These mostly entailed working in corporate finance at large US financial institutions, where he was engaged in M&A advice and transactions, together with equity and debt raisings for insurance companies. He was a founding partner of Barrett Ellman Stoddard Capital Partners.

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

Mr. Noteboom is also a member of the Supervisory Board of Royal Ahold Delhaize N.V. and Chairman of the Supervisory

Board of Royal Vopak N.V. In addition, Mr. Noteboom is a member of the Board of Directors of VUmc Cancer Center Amsterdam and the Chairman of Stichting Prioriteit Ordina Groep. Mr. Noteboom is a former member of the Supervisory Board of Wolters Kluwer N.V.

Caroline Ramsay (1962, British)

Chair of the Audit Committee

Member of the Risk Committee

Mrs. Ramsay gained a Master’s degree in Natural Sciences in 1984 at Cambridge. She started her professional career at KPMG in Ipswich and London, where she qualified as a Chartered Accountant in 1987. During her long career, Mrs. Ramsay gained substantial experience in Finance and Audit at large insurance companies. In addition to her strong financial background, Mrs. Ramsay acquired extensive managerial expertise in executive roles at Norwich Union plc (now Aviva plc) and RSA.

Mrs. Ramsay holds various Non-Executive Board positions. In 2013, she joined the board of Scottish Equitable – and as of 2017 also the boards of Aegon UK plc and Cofunds Ltd. – where she served as the Audit Committee Chair until 14 May 2020. Mrs. Ramsay was appointed to Aegon’s Supervisory Board in May 2020 and her current term ends in 2024. She is Chair of the Supervisory Board Audit Committee and a member of the Supervisory Board Risk Committee.

Mrs. Ramsay is a senior independent director of the Board of Brit Syndicates Ltd (not-listed), Standard Life UK Smaller Companies Trust Plc and of Tesco Underwriting Ltd. (non-listed). Mrs. Ramsay is a member of the FCA Regulatory Decisions Committee and Member of the Payment Systems Regulator’s Enforcement Decisions Committee.

Thomas Wellauer (1955, Swiss)

Member of the Audit Committee

Member of the Remuneration Committee

Thomas Wellauer started his professional career at McKinsey & Company, where he served as Senior Partner and Practice Leader. He held various executive management positions at multi-industries, including financial services, pharmaceuticals and chemicals. Among others, he served on the executive committees of Winterthur Insurance, Credit Suisse, Swiss Re, and Novartis. His most recent position from 2010 to 2019 was Group Chief Operating Officer of Swiss Re. During his career, Mr. Wellauer also served as independent director on the boards of several global companies such as Munich Re and Syngenta.

Mr. Wellauer was appointed to Aegon’s Supervisory Board in May 2020 and his current term ends in 2024. He is a member of the Supervisory Board Audit Committee and a member of the Supervisory Board Remuneration Committee.

Aegon Annual Report on Form 20-F 2020

Composition of the Boards 57

Mr. Wellauer is Chairman of the Board of Directors of SIX Group (not-listed). In addition, he serves as Chairman of the Board of Trustees of the University Hospital Zurich Foundation and Chairman of the International Chamber of Commerce in Switzerland.

Corien M. Wortmann-Kool (1959, Dutch)

Vice Chair of the Supervisory Board

Member of the Audit Committee

Member of the Nomination and Governance Committee

Corien M. Wortmann-Kool is Chair of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund. Ms. Wortmann-Kool is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Supervisory Board in May 2014, and her current term ends in 2022.

She is Vice Chair of the Supervisory Board, and a member of the Supervisory Board Audit Committee and the Supervisory Board Nomination and Governance Committee.

Ms. Wortmann-Kool is Chairman of the Board of Trustees of Save the Children Netherlands and member of De Autoriteit Financiële Markten Capital Markets Advisory Committee. She was vice president of the European People’s Party until March 2018 and member of the Advisory Council of the Centraal

Bureau voor de Statistiek until June 2018 and a former member of the Supervisory Board of Het Kadaster until March 2021.

Dona D. Young (1954, American)

Chair of the Risk Committee

Member of the Audit Committee

Member of the Nomination and Governance Committee

Dona D. Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013, and her current term will end in 2021.

She is Chair of the Supervisory Board Risk Committee, member of the Supervisory Board Audit Committee and member of the Supervisory Board Nomination and Governance Committee.

Ms. Young is member and Lead Director of the Board of Directors of Foot Locker, Inc and serves as an independent member of the Advisory Board of Spahn and Rose (not listed) and as a member of the Board of Directors of USAA (not listed). Furthermore, Ms. Young is a member of the Board of Trustees of Save the Children US (not listed), and member of the Board of Save the Children International and Save the Children Association, and a member of the Board of the National Association of Corporate Directors.

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 58

Report of the

Supervisory Board

The Supervisory Board is entrusted with supervising and advising the Executive Board in regard to management of the Company, and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice

The Supervisory Board is a separate independent corporate body, consisting of seven members on December 31, 2020. The Supervisory Board is charged with the supervision of the Executive Board, of the general course of affairs and strategy of the Company, and of its businesses. In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders.

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

Corporate governance

Details of Aegon’s corporate governance structure and a summary of how the Company complies with the Dutch Corporate Governance Code can be found on pages 48-52 of this Annual Report and in the Corporate Governance Statement published on aegon.com.

Composition of the Supervisory Board

and Executive Board

Supervisory Board

The composition of the Supervisory Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. An overview of the composition of the Supervisory Board in 2020 can be found on pages 56-57 of this Annual Report All members of the Supervisory Board are considered independent under the terms of best practice provisions 2.1.7, 2.1.8 and 2.1.9 of the Dutch Corporate Governance Code.

There were three changes to the constellation of the Supervisory Board in 2020: During the 2020 Annual General Meeting, Mr. Thomas Wellauer and Ms. Caroline Ramsay were appointed as new Supervisory Board members for a term of four years as of May 15, 2020 (i.e. until the end of the AGM to be held in 2024). After having been a member of the Supervisory Board for twelve years, Mr Ben van de Veer retired as member of the Supervisory Board during the 2020 Annual General Meeting.

During the Annual General Meeting on June 3, 2021, the Supervisory Board will propose to the shareholder to appoint Mr. Jack McGarry and Mr. Frans Blom as members to the Supervisory Board for a term of four years as of June 3, 2021. In compliance with the Dutch Corporate Governance Code, members of the Supervisory Board are appointed by shareholders for a term of four years. The option exists to reappoint members for one additional four-year term. A Supervisory Board member can then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. For a reappointment after an eight-year period, reasons will be provided in the report of the Supervisory Board. The retirement schedule and other information about members of the Supervisory Board are available on aegon.com.

An induction program for Supervisory Board members is in place and the program is being updated regularly in order to meet the needs of the specific Board members.

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 59

Executive Board

The Executive Board consists of Mr. Lard Friese, Chief Executive Officer (CEO) and Chairman of the Executive Board, and Mr. Matthew J. Rider, Chief Financial Officer (CFO).

Members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for additional four-year terms. The appointment schedule and other information about members of the Executive Board are available on https://aegon.com/about/governance/executive-board/executive-board-documentation/.

During the Annual General Meeting on May 15, 2020, Mr. Lard Friese was appointed as member to the Executive Board. Mr. Friese succeeded Mr. Wynaendts as Chief Executive Officer of the Company.

Board meetings

Attendance

In 2020, the Supervisory Board had twelve meetings: four related to the quarterly results; one to the annual report; and others related to strategy (including the budget and Medium Term Plan). Due to COVID-19, most meetings were held by video conference. Supervisory Board Committee meetings were usually held the day before the meetings of the full Supervisory Board. All Supervisory Board meetings were attended by all Board members. All committee meetings were attended by all committee members, except for one Risk Committee meeting that Mr. Ben Noteboom was unable to attend. An overview of Supervisory Board members’ attendance by meeting is provided in the table below.

Name	Regular SB meeting	Audit Committee	Risk Committee	Combined Audit & Risk Committee	Remuneration Committee	Nomination & Governance Committee	Additional SB mtgs. /calls	Additional Nomination & Governance Committee calls
William Connelly	7/7	-	-	-	5/5	5/5	5/5	1/1
Mark Ellman1)	7/7	2/2	3/3	2/2	-	2/2	5/5	-
Ben Noteboom	7/7	-	2/3	2/2	5/5	-	5/5	-
Caroline Ramsay1)	4/4	2/2	2/2	1/1	-	-	3/3	-
Ben van der Veer1)	3/3	2/2	-	1/1	-	3/3	2/2	1/1
Thomas Wellauer1)	4/4	2/2	-	1/1	2/2	-	3/3	-
Corien Wortmann	7/7	4/4	-	2/2	-	5/5	5/5	1/1
Dona Young	7/7	4/4	3/3	2/2	-	5/5	5/5	1/1

[1]	Where a Supervisory Board member retired from the SB, stepped down from a Committee or was appointed during the year, only meetings during his / her tenure are taken into account.
[2]	Outstanding compensation for 4Q2019 has been paid out in 1Q2020. Outstanding compensation for 4Q2020 will be paid out in 1Q2021.

Based on the agenda topics, members of the Executive Board and Management Board attended the Supervisory Board meetings held in 2020. Also, at the request of the Supervisory Board, other Company executives attended the meetings to provide reports and updates on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2020 Supervisory Board meeting on Aegon’s 2019 Annual Report. PwC also attended all 2020 Audit Committee meetings including the combined Supervisory Board Audit and Risk Committee meetings. Regular Board meetings were preceded or followed by meetings attended only by the members of the Supervisory Board and the Chief Executive Officer. Furthermore, the Supervisory Board held meetings without Executive Board or Management Board members present.

Highlights and activities

Key topics discussed during the 2020 Supervisory Board meetings were Aegon’s quarterly results and semi-annual and annual reporting, Aegon’s strategy, the main business risks, IT, regulatory developments, acquisitions and divestments, human resources items and the COVID-19 developments.

Quarterly results were discussed on the basis of feedback from the Audit Committee. The full-year results reported in this

Annual Report were discussed in the March 2021 meeting in the presence of the external auditor PwC. The Budget/Medium Term Plan 2021-2023 was discussed in November 2020 and approved ahead of the Capital Markets Day, December 10, 2020.

The Supervisory Board regularly discussed the long-term value creation strategy and transformation with the Executive Board and the Management Board, and closely monitored its execution, the risks involved in its execution, and any opportunities to further enhance the strategy where necessary. Every year during the Supervisory Board strategy meeting, the strategy is discussed as part of the annual strategy process. Plans and projects were discussed during executive sessions and in regular meetings, together with the strategic focus for all operating segments. Furthermore, narrowing the strategic focus to selected core and growth markets was an additional important strategic priority that was discussed during the Supervisory Board meetings.

Acquisitions and divestments were regularly discussed in the context of the execution of the strategy. The Supervisory Board supports the active management of the business portfolio with acquisitions, the sale of underperforming businesses and the disposals of entities no longer consistent

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 60

with Aegon’s strategy. During the year, the Board discussed various M&A and balance sheet transactions, including but not limited to the expansion of the life and non-life insurance partnership in Spain and the sale of the UK-based provider of accident insurance products, Stonebridge and the announced sale of the insurance, pension and asset management business in Hungary, Poland, Romania, and Turkey.

In 2020, Supervisory Board discussions included the following topics:

◆	COVID-19 developments
◆	Strategy, including Aegon’s long-term value creation based on the three core markets, three growth markets and one global asset manager, its responsible business strategy and business reviews;
◆	Acquisitions, divestments and the strategic direction of Aegon’s businesses;
◆	Executive Board and senior management succession planning;
◆	Executive remuneration, including the remuneration framework;
◆	Composition of the Supervisory Board, including the Board’s effectiveness;
◆	Corporate Governance;
◆	Human resources, including talent development, results of the global employee survey and cultural change and behavior;
◆	Annual and quarterly results, dividends and the Company’s Medium Term Plan, including the 2021 budget, capital and funding plan;
◆	Capital generation and Solvency II capital position, including regulatory capital reports and management actions reflecting COVID-19 impacts and developments in the financial markets during 2020;
◆	Enterprise risk management, cybersecurity and information security risks, and the risks related to the execution of the strategy within the Company;
◆	Investor relations, including shareholder listing, market analysis and roadshow feedback;
◆	Legal, regulatory and compliance issues, including Aegon’s engagement with regulators;
◆	Highlighted topics by Supervisory Board Committees;
◆	Regulatory changes at both a regional and global level;
◆	Customer due diligence processes;
◆	Tax policy and tax developments; and
◆	Technology, including the technology strategy, IT Security, technological developments, and innovations.

Results and budget

In February 2020, the Supervisory Board convened to discuss the fourth quarter 2019 results. In March 2020, the Supervisory Board reviewed and adopted Aegon’s 2019 Annual Report, the Consolidated Financial Statements of Aegon N.V., and the Financial Statements of Aegon N.V.. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2020 results respectively.

In November 2020, the Supervisory Board and Management Board reviewed the Company’s Medium Term Plan, including the budget and capital plan for 2021. The Boards took note of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: COVID-19 developments, increased regulatory requirements, lower interest rates, market volatility and equity markets, digital developments, and execution risk. The Board discussed Aegon’s capital generation and capital projections, together with the continued focus on cost efficiency. The Supervisory Board supported the Medium Term Plan and approved the Budget for 2021. The Board also approved the 2021 Funding Plan and authorized the Executive Board to execute on the Funding Plan in 2021.

Legal, compliance and regulatory affairs

In 2020, the Supervisory Board and the Audit Committee discussed a number of compliance, regulatory and legal topics relating to the Americas, Europe, Asia, and Asset Management with management, the General Counsel, the Global Head of Compliance and the Global Head of Operational and Conduct Risk Management. In particular, the Board discussed the state of the Legal and Compliance functions, General Data Protection Regulation developments, Compliance risks, Fraud and Financial crime including know your customer and ultimate beneficial owner requirements, anti money laundering standards and whistle-blower reports. An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below.

In December 2020, the Chairs of the Supervisory Board, Audit Committee and Risk Committee visited the group supervisor, the Dutch Central Bank (DNB), for their regular annual meeting.

Educational sessions

The Board and its Committees received updates and presentations on topics including developments in acquisitions and divestments, corporate governance and compliance, roles and responsibilities of the Board and the management and remuneration regulations for the insurance sector, responsible business and information technology. In addition to these updates and presentations provided by the Company, the members of the Supervisory Board gathered general information on industry developments by participating in networks, reading independent reports and sharing knowledge with other Board members within and outside Aegon. Furthermore, the Board was updated on the IFRS 9 developments and participated in an IFRS 17 educational session.

Board review

The Supervisory Board undertakes a Board effectiveness review on an annual basis and an external assessment takes place at least once every three years. The 2020 (internal) assessment was based on a survey completed by Supervisory Board members and Management Board members, as well as interviews with all Supervisory Board members. The Board review assessed

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 61

the functioning of the Board as a whole, the composition, processes and information, the functioning of the Committees and the interaction within the Board and with the Executive and Management Board. The results of the assessment were discussed in February 2021, and the Supervisory Board will act on the observations and recommendations that were then discussed and were listed in the assessment report.

Outside the presence of the Executive Board, the Supervisory Board reviewed the performance (results) of the individual members of the Executive Board and Management Board over the preceding calendar year in February 2021. In addition, the Executive Board evaluated its own functioning as a whole and that of the individual Executive Board members as well. The performance of the members of the Executive and Management Boards was also discussed regularly during the year. During these reviews, the Executive Board and the Supervisory Board also identified areas for which Board members - or the Board as a whole - could require training or education.

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

The Audit Committee

Composition

On December 31, 2020, the composition of the Audit Committee was as follows:

◆	Caroline Ramsay (Chair);
◆	Thomas Wellauer;
◆	Corien M. Wortmann-Kool; and
◆	Dona D. Young.

The members of the Audit Committee meet all relevant independence and experience requirements of financial administration and accounting for listed companies.

The Committee confirmed that all of its members qualified as independent according to Rule 10A-3 of the SEC, and it also confirmed that the Chair of the Audit Committee, Caroline Ramsay, qualified as a financial expert according to the Sarbanes-Oxley Act in the United States and her competence in accounting and auditing according to the Audit Committee Decree 2016 (‘Besluit instelling auditcommissie’), section 2(3).

Role and responsibilities

As Aegon has both an Audit Committee and a Risk Committee, the risk management responsibilities outlined in the Dutch Corporate Governance Code are assigned to the Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee as established by the Board. Certain Board members participate in both committees and a combined meeting of the Audit and Risk Committees is scheduled on an annual basis.

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

The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on https://aegon.com/contentassets/d837 d12c114040a2aab5bbde9e340d5e/aegon-supervisory-board-audit-committee-charter-2020.pdf.

Committee meetings

In 2020, the Audit Committee held six meetings, which included two combined meetings with the Risk Committee of the Supervisory Board in May and December 2020. Audit Committee meetings were attended by, amongst others, the members of the Audit Committee, Aegon’s Chief Financial Officer, the Head of Corporate Financial Center, the Chief Risk Officer, the Chief Internal Auditor, and partners of PwC, Aegon’s external auditor.

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 62

Members of Aegon’s Group Risk, Group Legal, Group Compliance, Investor Relations, Group Tax, Human Resources, Actuarial and Business departments regularly attended Audit Committee meetings. Aside from the Audit Committee meetings, additional sessions were held with internal and external auditors, without members of the Executive Board or senior management present.

Financial Reporting

In discharging their responsibilities with regards to the 2020 interim and full year financial statements, the Audit Committee:

◆	Reviewed and discussed the management letter and follow up actions with the Executive and the Management Board, Internal Audit and PwC;

◆	Discussed PwC’s interim reports leading to a review opinion on the interim financial statements;

◆	Received presentations on various topics by local business unit managers and chief financial officers;

◆	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including, in particular: Solvency II, investment valuation and impairments, accounting changes, economic and actuarial assumption setting, and model validations; and

◆	Reviewed and approved the internal and external audit plans for 2020 and monitored execution, including progress in respect of recommendations made.

The Audit Committee was satisfied with the explanations provided by the Executive and Management Board, Internal Audit and PwC, and conclusions reached. Recurring items on the Audit Committee agenda in 2020 were Solvency II developments, controls, capital and liquidity, legal and compliance updates, and preparations for IFRS 9 and IFRS 17. Other items included tax updates, capital and funding plans and the performance review of the internal audit function and external auditor.

Risk management and internal controls

With respect to their oversight of internal controls (other than those where oversight is carried out via the Risk Committee), the Audit Committee:

◆	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus in 2020 included the Internal Audit strategy, audit planning process, Internal Audit charter, Internal Audit functional governance, quality assurance reviews, issue tracking and resolution, control environment, Information Security, Solvency II, third party management and administration partnerships, General Data Protection Regulation, performance management and integrity;

◆	Reviewed the internal control framework, among others with respect to the Sarbanes-Oxley Act; and

◆	Discussed the internal control statement with the Executive Board.

In addition, the Committee reviewed quarterly legal and compliance updates.

External audit effectiveness

The Audit Committee discussed and approved the external auditor’s engagement letter for 2020. In addition, the Supervisory Board followed the recommendation of the Audit Committee to propose to the shareholder, during the Annual General Meeting on June 3, 2021, to re-appoint the external Auditor for the period 2021-2023. Aegon has well-established policies on audit effectiveness and independence of auditors that set out, among other things:

◆	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis;

◆	Non-audit services performed by the external auditor;

◆	Rotations of the external auditor and lead partner; and

◆	Discussions about planning and staffing of the external audit activities.

For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annexes A, B and C of the Audit Committee Charter on https://aegon.com/contentassets/d837d12c114040a2aab5bbde9e340d5e/aegon-supervisory-board-audit-committee-charter-2020.pdf.

The Risk Committee

Composition

On December 31, 2020, the composition of the Risk Committee was as follows:

◆	Dona D. Young (Chair);

◆	Mark A. Ellman;

◆	Ben J. Noteboom; and

◆	Caroline Ramsay.

Role and responsibilities

The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effectiveness of the design, operation, and appropriateness of both the Enterprise Risk Management (ERM) framework and the internal control systems of the Company and the subsidiaries and affiliates that comprise the Aegon Group. This includes:

◆	Risk strategy, risk tolerance, and risk governance;

◆	Product development and pricing;

◆	Risk assessment;

◆	Risk responses and internal control effectiveness;

◆	Risk monitoring; and

◆	Risk reporting.

Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings, liquidity, operations, and compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board, and the challenge and oversight role of the Risk Committee was particularly important this year in light of the exceptional disruptive circumstances due to Brexit and the COVID-19 pandemic.

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 63

For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on https://aegon.com/contentassets/ f8c52ba9146b4f3789f992efb84a6750/aegon-supervisory-board-risk-committee-charter-2020.pdf.

Committee meetings

The Risk Committee works closely together with the Audit Committee and held two combined meetings, one in May and one in December 2020. The combined meetings focused on the systems of governance, third party & affiliate management, the Model Validation Plan, and IT Security.

The Risk Committee convened five times in 2020, including the combined meetings with the Audit Committee.

The Company’s Chief Executive Officer and Chief Risk Officer attended all the Committee meetings. The Chief Financial Officer had a standing invitation to attend the Committee meetings. The Chair of the Risk Committee granted the Global Chief Audit Executive a standing invitation to all the Risk Committee meetings. Other Management Board members and senior managers attended the meetings when relevant for the discussion.

Risk management and Internal controls

Recurring items on the Risk Committee agenda in 2020 were risk exposure information, risk policy compliance monitoring, risks associated with IT and information security, as well as risks associated with the pandemic and strategic change programs in the company. The Risk Committee assessed the effectiveness of the design and operation of the ERM framework and internal control systems in 2020 by:

◆	Discussing the quarterly risk dashboard, including all material group level risks, with the Executive Board, Chief Risk Officer, and relevant senior managers. The material group level risks consisted of financial, actuarial, and operational risks, including cybersecurity and information security risk. Specific attention was paid to the Compliance and Control roadmap of Aegon the Netherlands;

◆	Assessing a quarterly dashboard that outlined risks with regards to the execution of the strategic change programs in each region, and how those risks were monitored and mitigated. A deep-dive was scheduled on the US programs;

◆	Reviewing the Group Risk appetite, which consists of the risk strategy and risk limits and tolerances; and

◆	Reviewing the risk governance structure and risk competencies, including the skills necessary for the risk function.

The Risk Committee also discussed several regulatory topics, including the DNB Focus! report and actions in the context of Recovery and Resolution regulation. The Risk Committee furthermore spent time on the market risk impact on the annual budget plan, reinsurance developments, updates on the IT security roadmap, the IT Risk Management

Framework, the assessment of the performance improvement program, the strategic human resources program Future Fit and on risks and approaches in dealing with third party relations of the Company. In addition, the Risk Committee dedicated time to wider developments in the geopolitical environment, including risks associated with Brexit and the financial markets in 2020 due to the COVID-19 pandemic, and to a number of important asset and liability management and hedging topics across the Group. The Risk Committee noted that the risk framework and the organization adapted well to evolving COVID-19 developments.

The Nomination and Governance Committee

Composition

On December 31, 2020, the composition of the Nomination and Governance Committee was as follows:

◆	William L. Connelly (Chair);

◆	Mark Ellman;

◆	Corien M. Wortmann-Kool; and

◆	Dona D. Young.

Role and responsibilities

The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:

◆	Board member and senior management succession planning;

◆	Drawing up selection criteria and procedures for the appointment of Board members, together with supervising the selection criteria and procedures for senior management;

◆	Advising on and proposing nominations, appointments and reappointments;

◆	Reviewing and updating the Supervisory Board profile and charters for the Supervisory Board and its committees;

◆	Periodically assessing the functioning of individual members of the Supervisory Board and the Executive Board;

◆	Overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations; and

◆	Assessing and advising on the responsible business strategy as part of the corporate strategy, and overseeing the execution of the responsible business strategy.

Committee meetings

Aegon’s Nomination and Governance Committee held six meetings in 2020. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

Further to the activities mentioned below, the Nomination and Governance Committee discussed senior management team developments and governance matters and structures. The Committee thereby paused on the internal board structures in Aegon’s material business units.

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 64

The Nomination and Governance Committee also reviewed the important outside board positions of the members of the Management and Supervisory Boards and discussed specific appointments to important outside board positions where applicable.

Supervisory Board related activities

The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees. The profiles of Supervisory Board members, as well as their capabilities also in terms of working collectively with other members of the Supervisory Board, were debated by the Committee. The existing and impending vacancies in the Supervisory Board were discussed (whereby it was considered important to enhance financial and Solvency II expertise) and resulted in (i) the appointment of Ms. Caroline Ramsay and Mr. Thomas Wellauer at the Annual Shareholder meeting of May 15, 2020 and (ii) the nomination of Mr. Jack McGarry and Mr. Frans Blom for appointment at the Annual Shareholder meeting on June 3, 2021.

A Supervisory Board Competency overview is published on aegon.com.

Executive and Management Board related activities

During 2020, the Nomination and Governance Committee discussed the CFO (re)appointment, reviewed the composition of the Management Board and was informed - and consulted on - the succession of Management Board vacancies, and on certain appointments of key management..

The Committee was also kept apprised of major organizational changes, developments in employee engagement, talent management and international mobility. The Supervisory Board was also informed about the annual Global Employee Survey, which was conducted at the end of 2020. The Supervisory Board discussed the outcome of this survey in detail in the first quarter of 2021.

Diversity

Enhancing diversity in the Executive, Management and Supervisory Boards is an important issue for Aegon. Selection and appointment is based on expertise, skills and relevant experience, and the Supervisory Board takes diversity into account with a view to achieving its aim of having a balanced Supervisory, Executive and Management Board composition.

In 2017, the Supervisory Board adopted a diversity policy for the Executive, Management and Supervisory Boards. The purpose of the diversity policy is to have a more balanced and diverse composition of the Supervisory Board, the Executive Board and the Management Board in terms of nationality, age, gender and educational, professional and geographical background and experience of the individual members.

The Committee strives to have at least 30% female and male representation in the Supervisory Board, the Executive Board and the Management Board.

In the current Supervisory Board composition, there are three female members out of seven members in total (meeting the recent target under Dutch law that at least 30% of the positions should be filled by women and at least 30% by men). For the Executive Board and Management Board such balanced gender composition has not been met.

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

The Remuneration Committee

Composition

On December 31, 2020, the composition of the Remuneration Committee was as follows:

◆	Ben J. Noteboom (Chair);

◆	William L. Connelly; and

◆	Thomas Wellauer.

Role and responsibilities

The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Supervisory Board. The Committee is designated to safeguard sound remuneration policies and practices within the Company by overseeing the development and execution of these policies and practices. In order to ensure that the remuneration policies and practices take all types of risks properly into account, in addition to considering liquidity and capital levels, the Remuneration Committee assesses in particular the remuneration governance processes, procedures and methodologies adopted. Furthermore, the Committee ensures that the overall remuneration policy is consistent with the longer-term strategy of the Company and the longer-term interests of its shareholders, investors and other stakeholders. This includes:

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

Aegon Annual Report on Form 20-F 2020

Report of the Supervisory Board 65

Committee meetings

The Remuneration Committee had five meetings in 2020. In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources and the General Counsel.

In 2020, the Remuneration Committee concluded on amending the remuneration policies for the Executive Board and the Supervisory Board, in order to implement the changes as required by the Shareholder Rights Directive implementation Act. These amended policies were adopted by the shareholders on the Annual General Meeting on May 15, 2020.

The Remuneration Committee also oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Material Risk Takers (Identified Staff). The above included:

◆	Setting the outcome of the 2019 Group Performance Indicators and of the 2019 Individual Performance Indicators for Executive Board members, and allocating variable compensation related to 2019 where required;

◆	Setting the 2020 Individual Performance Indicators for Executive Board members;

◆	Setting the 2020 Group Performance Indicators and targets for remuneration purposes;

◆	Preparing for the 2021 performance indicators;

◆	Reviewing and/or approving the ex-ante risk assessments and ex-post assessments, any exemption requests under the remuneration policies and changes to the list of Material Risk Takers (Identified Staff);
◆	Addressing the impact of COVID-19 on targets and variable compensation; and

◆	Reviewing the related Remuneration Report.

In addition, the Remuneration Committee discussed developments with respect to possible new regulations pertaining to remuneration.

Annual Accounts

This Annual Report includes the Annual Accounts for 2020, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board, and will be placed on the agenda of the 2021 Annual General Meeting of Shareholders for adoption. The Supervisory Board recommends that shareholders adopt the annual accounts.

Acknowledgement

The members of the Supervisory Board would like to reiterate their appreciation for the dedication shown by the Executive Board, management, and all employees to Aegon and its customers during this unprecedented and challenging year.

The Hague, the Netherlands, March 17, 2021

William L. Connelly

Chairman of the Supervisory Board of Aegon N.V.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 66

Remuneration Report

The 2020 Remuneration Report from our Remuneration Committee, on behalf of the Supervisory Board

Introduction

This report has been prepared by the Remuneration Committee of the Supervisory Board, which was led by the Committee’s Chairman Mr. Ben J. Noteboom, and was approved by the Supervisory Board. In the first chapter, the Remuneration Committee presents an overview of the business and remuneration highlights in 2020 and a look ahead to 2021. This is followed by chapter two, which contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of total compensation and variable compensation, Risk Management in relation to remuneration and remuneration of Material Risk Takers. The third chapter is the 2020 Supervisory Board Remuneration Report, which contains a summary of the Supervisory Board Remuneration Policy that applied to 2020 and the Supervisory Board remuneration over the recent years. In chapter four, the 2020 Executive Board Remuneration Report provides a summary of the Executive Board Remuneration Policy that was applicable in 2020, the Executive Board remuneration over the recent years and the 2021 Executive Board performance indicators.

1. Business and remuneration highlights

This chapter presents an overview of the business and remuneration highlights in 2020 and a look ahead to 2021.

2020 Business highlights

In 2020, Aegon introduced its new strategy and put in place a set of measures and new financial targets aimed at increasing value for all our stakeholders. This approach seeks to change Aegon’s performance trajectory over the coming years, improving our business by reducing costs, and expanding margins and growing profitability. The first concrete steps to deliver on our plans were taken, such as the announcements to divest Stonebridge and our operations in Central & Eastern Europe, and restructuring our businesses in India, Hong Kong, and Singapore. Aegon also took measures to strengthen the balance sheet resulting in the capital ratios of its three main business units ending the year above their respective operating levels. (For a more detailed update, please see the ‘Letter from our CEO’ and the ‘Letter of Supervisory Board Chairman’ in this 2020 Annual Report on Form 20-F.)

In terms of business performance, 2020 was a challenging year. Aegon’s Return on Equity decreased in 2020 due to lower results in the Americas. This was largely due to the direct and indirect effects of the COVID-19 pandemic, namely adverse mortality and lower interest rates. These drivers also caused the Normalized Capital Generation for 2020 to decrease compared to 2019. Fees and Premium based Revenues in 2020 were broadly stable compared to 2019, as the positive impact from higher equity markets on fees was partly offset by outflows in lines of business such as Variable Annuities and Retirement Plans in the Americas. Market Consistent Value of New Business in 2020 decreased primarily due to the impact of lower interest rates on Variable Annuities in the Americas. Lower sales driven by the pandemic were also a contributing factor. The Relational Net Promoter Score increased by one point to 18 due to our NPS improvement plans and administration partnerships with third parties which increased service levels.

Business performance highlights	2020	2019

Return on Equity (in %)	8.5%	9.5%

Fees and Premium based Revenues (in EUR million)	4,811	4,787

Normalized Capital Generation (in EUR million)	1,340	1,569

Market Consistent Value of New Business (in EUR million)	262	465

Relational Net Promoter Score	18	17

In 2020 Aegon’s Supervisory Board consisted of the following members: Mr. William L. Connelly (Chairman), Ms. Corien M. Wortmann-Kool (Vice Chairman), Ms. Dona D. Young, Mr. Mark A. Ellman, Mr. Ben J. Noteboom, Mr. Ben van der Veer (until May 15, 2020), Mr. Thomas Wellauer (per May 15, 2020) and Ms. Caroline Ramsay (per May 15, 2020). At the Annual General Meeting of Shareholders on May 15, 2020 shareholders approved the appointment of Mr. Wellauer and Ms. Ramsay, while at the closure of the meeting the term of Mr. Van der Veer ended. During the Annual General Meeting of Shareholders on June 3, 2021, the Supervisory Board will propose to appoint Mr. Jack

McGarry and Mr. Frans Blom as members to the Supervisory Board for a term of four years as of June 3, 2021.

Aegon’s Executive Board consisted of the Chief Executive Officer, who served as Chairman, and the Chief Financial Officer in 2020: Mr. Alexander R. Wynaendts was the Chief Executive Officer from the beginning of 2020 until he was succeeded by Mr. Lard Friese after he was appointed to the Executive Board at the Annual General Meeting of Shareholders on May 15, 2020. Mr. Matthew J. Rider was the Chief Financial Officer and a member of the Executive Board during the full 2020 calendar year.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 67

He was appointed as member of the Executive Board for four years at the Annual General Meeting of Shareholders on May 19, 2017. Mr. Rider’s current term ends at the General Meeting of Shareholders 2021. During the Annual General Meeting of Shareholders on June 3, 2021, the Supervisory Board will propose to reappoint Mr. Rider as member to the Executive Board for a term of four years as of June 3, 2021.

Aegon’s Executive Board is assisted in its work by the Aegon’s Management Board, which has 12 members, including the members of the Executive Board. In 2020, Aegon’s Management Board was composed of Mr. Alex R. Wynaendts (until May 15, 2020), Mr. Lard Friese (per May 15, 2020), Mr. Matthew J. Rider, Mr. Mark Bloom, Mr. Mark Mullin, Mr. Marco Keim, Mr. Maarten Edixhoven, Mr. Adrian Grace (until March 31, 2020), Mr. Mike Holliday-Williams (per April 1, 2020), Mr. Bas NieuweWeme, Ms. Allegra van Hövell-Patrizi, Mr. Onno van Klinken, Ms. Carla Mahieu and Mr. Duncan Russell (per September 1, 2020).

2020 Remuneration highlights

Aegon’s shareholders adopted the Supervisory Board Remuneration Policy and the Executive Board Remuneration Policy at the Annual General Meeting of Shareholders on May 15, 2020 with 98.98% and 83.57% of the votes cast respectively. Both policies were amended to comply with the then new Dutch Act which implemented the European Shareholder Rights Directive, to increase the transparency, and to better substantiate the rationale for the design of the policies. Based on this new Act, both policies also required a qualified majority of 75% of the votes cast. After adoption, both policies came into force retroactively as of January 1, 2020.

The amendment to the Supervisory Board Remuneration Policy did not include any changes to the remuneration structure or fee levels for members of the Supervisory Board. It did add the option for the Supervisory Board to annually index the fees for economic developments in the Netherlands.

Compared to the previous Executive Board Remuneration Policy, the new policy increased the alignment of the Executive Board remuneration with the long-term interest of Aegon. The policy also took into account feedback received on Aegon’s previous Remuneration Policy and embedded new remuneration rules, such as:

◆	Increasing the portion of variable compensation which is paid in Aegon shares from 50% to 66.66%.
◆	Simplifying the pay-out of variable compensation to consist of one upfront cash portion of 33.33% and one share portion of 66.66% which is deferred for 3 years (i.e. cliff-vesting, instead of previous practice of vesting in tranches). After vesting, the shares will be subject to an additional 2-year holding period. This increases the average period during which the allocated shares are restricted from 4.2 years to 5 years.
◆	Basing variable compensation on a mix of performance indicators which are measured either on a 1-year or a 3-year performance horizon, instead of a 1-year performance horizon only.
◆	Including performance indicators, such as Relative Total Shareholder Return and ESG (Environmental, Social, and Governance), both of which are relevant for Aegon, its shareholders, and other stakeholders.

At the same Annual General Meeting, shareholders were asked to cast an advisory vote on the Remuneration Report for the first time. The 2019 Remuneration Report was approved with 83.79% of the votes cast. After the vote, Aegon collected feedback from several large shareholders to further improve the quality of the Remuneration Report. Based on this feedback, the Supervisory Board made a few changes to this remuneration highlight section, and disclosed more information on the calculation of variable compensation for the Executive Board in chapter four.

Aegon assessed its performance against the 2020 targets that were set prior to the COVID-19 crisis, and no changes to the rules for calculating variable compensation were made as a consequence of it. Aegon believes its mechanism for calculating variable compensation works properly, both in good and in challenging times, so no additional measures were needed. Due to the economic impact of COVID-19, most of the variable compensation that was allocated for 2020 has been lower compared to previous years, including that for the Executive Board members. Aegon also initiated a financial soundness risk assessment in relation to variable compensation which was awarded in previous years (for performance in 2016-2019),and was scheduled to be paid-out in 2020. After reviewing the assessment, the Supervisory Board concluded that payment of these awards would not materially impact the financial soundness of Aegon, and therefore approved the payment thereof.

In 2020 Aegon paid out EUR 167 million in variable compensation and 23 employees received EUR 1 million or more in total annual compensation (i.e. the sum of fixed compensation, variable compensation and pension contributions paid in 2020). These employees worked for Aegon’s Corporate Center, Aegon Americas, Aegon UK and Aegon Asset Management.

The Executive Board members did not receive a salary increase during 2020. For the period during which the individual served as Executive Board member in 2020, Mr. Friese received EUR 931,071 in fixed compensation (ca. 7.5 months), Mr. Wynaendts received EUR 495,931 (ca. 4.5 months) and Mr. Rider received EUR 940,950 (full year). For that same period, Mr. Friese was allocated EUR 2.0 million in total compensation, Mr. Wynaendts EUR 1.2 million (2019: EUR 3.9 million for the full year) and Mr. Rider EUR 2.0 million (2019: 2.1 million). In addition, Mr. Friese received a sign-on arrangement of EUR 1.23 million when he joined Aegon in March 2020, of which 50% is in cash and 50% in shares. Of this amount 55% has been paid in 2020.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 68

The remainder will be paid in later years subject to continued employment (20% in 2021, 14% in 2022, 9% in 2023 and 3% in 2024). The sign-on arrangement was offered for a combination of reasons, including the market value of Mr. Friese, making the transfer from a direct competitor to Aegon more attractive and compensation for loss of income during the transfer period.

The 2020 CEO pay ratio was 32.2 (2019: 32.8, 2018: 42.2). This ratio was based on the annualized IFRS-EU remuneration expenses for Mr. Friese and employee expenses in 2020, which have been audited. The annualized annual expenses for Mr. Friese’s total compensation were EUR 3.5 million, including EUR 0.9 million for the sign-on arrangement (2019: EUR 3.8 million, 2018: EUR 4.4 million, both for Mr. Wynaendts). The average expenses for the employees’ total compensation were EUR 109,855 (2019: EUR 115,371, 2018: EUR 104,459), which were calculated by:

◆	The total IFRS remuneration expenses for all employees, which are the total employee expenses (see Note 14) minus the CEO remuneration expenses: EUR 1,995 million – EUR 3.5 million = EUR 1,991 million.
◆	Divided by the number of employees in scope, which are the total number of employees minus employees in joint ventures and associates (as their expenses are not included in Note 14) and minus the CEO: 22,322 – 4,193 – 1 = 18,128 employees.

The Remuneration Committee took note that certain factors have influenced the CEO pay ratio, such as the compensation and sign-on package of the new CEO, lower pay-out of variable compensation to employees in 2020, the change to a defined contribution pension plan in the Netherlands per 2020 (was defined benefit) and significant differences in the geographical footprint of the Aegon’s employee population, leading to a slight decrease compared to last year.

Looking ahead to 2021

At the Annual General Meeting of Shareholders on June 3, 2021, Aegon will ask its shareholders to approve the reappointment of Mr. Rider to the Executive Board and cast an advisory vote on this Remuneration Report.

Mr. Rider’s fixed compensation will be increased by 5% per June 2021 (from EUR 940,950 to EUR 987,998), if shareholders approve his reappointment. His last increase was two years ago (2.5% per June 2019). The increase will keep Mr. Rider aligned with internal and external compensation levels, economic developments (e.g. inflation) and changes to the compensation levels of other senior managers within Europe and in the Netherlands. There are no other changes foreseen to the compensation packages of Mr. Friese and Mr. Rider in 2021.

Aegon will monitor the development of rules, regulations and guidance that could affect our remuneration policies. This includes the intended changes to the Dutch Financial Supervision Act, and the finalization of the European Committee’s guidelines on the standardized presentation of the remuneration report.

2. Remuneration at Aegon in general

This chapter contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of total compensation and variable compensation, Risk Management in relation to remuneration and remuneration of Material Risk Takers.

Global Remuneration Framework

Aegon’s Global Remuneration Framework (GRF) outlines the Aegon Group Human Resources Strategy, the Aegon Group Remuneration Principles and the Aegon Group Remuneration Guidelines, which apply to all Aegon employees, including the Executive Board members. The GRF has been designed in accordance with relevant rules, guidelines, and interpretations, such as the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.

Aegon’s remuneration policies are derived from the GRF, which includes the Executive Board Remuneration Policy and local business Remuneration Policies. These policies define specific terms and conditions for the employment of our employees across the various countries and local businesses. All steps in the remuneration process are governed by the GRF and its underlying policies. Staff from Human Resources, Risk Management and Compliance are involved in all steps of the process.

Human Resources Strategy

In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration-related goals:

◆	Attract, retain, motivate, and reward a highly qualified and diverse workforce;
◆	Align the interests of executives, managers and all other employees with the business strategy and risk tolerance, the values and the long-term interests of Aegon;
◆	Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, the corporate responsibilities and Future Fit values (‘Acting as one, Customer centricity, Agility and Accountability’).

Remuneration Principles

Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the Group:

◆	Aegon remuneration is employee-oriented by fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and well-being of all Aegon staff via fair compensation, pension and/or other benefits; supporting employees’ career development; and supporting the (international) mobility of its staff;

Aegon Annual Report on Form 20-F 2020

Remuneration Report 69

◆	Aegon remuneration is performance-related by establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with Aegon’s long-term interests; enhancing the transparency and simplicity of Aegon Group remuneration, consistent with the principle of pay for performance; and avoiding any pay for non-performance;
◆	Aegon remuneration is fairness-driven by: promoting fairness and consistency in Aegon’s remuneration policies and practices, with remuneration packages that are well-balanced across the different echelons within Aegon and its business units; avoiding any discrimination in Aegon’s remuneration structures, including, among others, discrimination based on nationality, race, gender, religion, sexual orientation, and/ or cultural beliefs; creating global alignment in the total compensation of all Material Risk Takers; and aiming at controlled market competitive remuneration, by providing total compensation packages in line with an appropriately established peer group at a country and/or functional level;
◆	Aegon remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout the Aegon Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; and protecting the risk alignment effects embedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter them.

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

The Dutch Financial Supervision Act has a provision that makes it possible to offer employees up to a maximum variable compensation opportunity that is equal to the European Capital Requirements Directive compensation ratio (i.e. 100% of fixed compensation). This provision was specifically created for corporate office employees of companies based in the Netherlands, which employ at least 75% of their employees abroad. In 2020, Aegon met this criterion and offered selected senior corporate office employees a variable compensation opportunity up to this maximum.

In line with the Dutch Financial Supervision Act, Aegon has obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016 to offer a maximum variable compensation opportunity up to 200% of fixed compensation to selected senior employees outside Europe in positions that, based on local market practice, could receive variable compensation that exceeds 100% of fixed compensation. Within this mandate, Aegon offered selected senior employees outside Europe such an opportunity in 2020. Aegon’s capital was not adversely impacted by the maximum variable compensation that could be paid out.

Variable compensation for senior management is usually paid out in cash and shares over multiple years, and is subject to further conditions being fulfilled. Variable compensation already paid out may also be retrieved under certain circumstances (‘claw-back’).

Risk Management in relation to Remuneration

Variable compensation may have an impact on risk-taking behaviors and, as such, may undermine effective risk management. The opportunity to receive high variable compensation can lead to excessive risk taking, which can have a material impact on Aegon’s financial soundness. To avoid such undesired effects, both the Risk Management and Compliance functions are involved in the design and execution of remuneration policies and practices.

The GRF includes additional remuneration requirements for three specific employee categories, as their roles and responsibilities require tailored risk mitigating measures and governance processes. These remuneration requirements are for: (i) the Executive Board; (ii) Material Risk Takers; and (iii) Control Staff. Given the rationale for having a separate policy for Material Risk Takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in deciding which positions are deemed Material Risk Takers. Furthermore, where exceptions to the policies are requested to reflect local practices or regulations, Risk Management and Compliance are involved to ensure such exceptions do not undermine effective risk management and that sufficient mitigating measures are undertaken.

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

Aegon endeavors to seek an appropriate balance of ex-ante and ex-post risk assessments to ensure effectiveness in both the short- and long-term risk-taking behavior of employees.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 70

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

Legal entities within the Aegon Group, which are directly subject to the Capital Requirements Directive, Solvency Directive, the Alternative Investment Fund Managers Directive and/ or the Undertakings for the Collective Investment in Transferable Securities Directive, also select their own Material Risk Takers or ‘Identified Staff’. Their selection is based on the selection criteria of the applicable European Directive, its guidelines, and local regulatory requirements (where available).

In order to differentiate between the Material Risk Takers who are selected at the holding level of the company and at the various legal entities within the Group, the former are called Group Material Risk Takers and the latter Local Material Risk Takers.

The Group and Local Material Risk Takers are subsequently subject to risk assessments and remuneration rules outlined in the applicable European Directive, its guidelines and local regulatory requirements (where available). This means that their personal objectives are subject to an ex-ante risk assessment at the start of the performance year. A minimum portion of their variable compensation will be deferred and paid in non-cash instruments (such as Aegon shares or investment in own funds). Before the allocation of variable compensation they are subject to an ex-ante risk assessment, while before pay-out of any deferred variable compensation they are subject to ex-post risk assessments. Based on these risk assessments, Aegon can adjust the intended or allocated variable compensation awards downward where deemed appropriate (however never upward).

3. 2020 Supervisory Board Remuneration Report

The 2020 Supervisory Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.

This report contains a contains a summary of the Supervisory Board Remuneration Policy which applied to 2020 and the Supervisory Board remuneration over the recent years.

Aegon’s Supervisory Board remuneration is subject to various rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.

Supervisory Board Remuneration Policy in 2020

Aegon’s Supervisory Board Remuneration Policy is aimed at ensuring fair compensation and protecting the independence of the Supervisory Board members. The Supervisory Board Remuneration Policy that has been applied in 2020 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. This policy will be subject to annual reviews by the Supervisory Board. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

The policy contributes to Aegon’s strategy, long-term interests, and sustainability through the remuneration of the Supervisory Board members in various ways:

◆	The policy provides the Supervisory Board with the means to attract, motivate, and retain competent, diverse, and experienced Supervisory Board members for the long-term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
◆	Supervisory Board members receive fixed remuneration for their responsibilities which does not depend on the Aegon results in order to protect their independence when supervising the manner in which the Executive Board members implement the long-term value creation strategy. These responsibilities are part of the membership of the Supervisory Board and its Committees and optionally the position of (Vice) Chairman of the Supervisory Board and/or its Committees. The certainty of the fixed compensation also allows Supervisory Board members in their supervisory role to focus on the long-term interest and sustainability of Aegon.
◆	The Supervisory Board members receive fixed remuneration for their activities, such as attending Committee meetings and additional Supervisory Board meetings, in order to regularly discuss the Aegon strategy, the implementation of the strategy and the principal risks associated with it, while taking into account the broader long-term interests and sustainability of Aegon.
◆	Supervisory Board members are only allowed to privately own Aegon N.V. Shares if this is a long-term investment, aligning their interests with Aegon’s long-term interests.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 71

The Supervisory Board took Aegon’s identity, purpose, and values into account when developing the policy and its changes:

◆	Aegon is an international financial services group based in the Netherlands, that provides life insurance, pensions, and asset management. The main operations are in the US, the Netherlands, and the UK, while there is also significant presence in Southern and Eastern Europe, Asia, and Latin America. The policy provides the Supervisory Board with the means to attract, motivate, and retain Supervisory Board members from various countries, predominantly based in the Netherlands and the US. As Aegon is based in the Netherlands, the policy considers the European Insurance peers as well as Dutch General Industry peers to be the relevant external reference for the Supervisory Board member’s Remuneration. The policy is also influenced by the European and Dutch rules and regulations on (Executive) remuneration, which apply to Aegon as a result of its identity (i.e. being an Insurance firm in Europe and being a listed and financial company in the Netherlands).
◆	Aegon’s purpose is to help people achieve a lifetime of financial security. In order to fulfill this purpose, Aegon has a strategy to which this policy actively contributes (see above).
◆	The four Future Fit values ‘Acting as one, Customer centricity, Agility, and Accountability’ aim to create a company that is fit for the future: one that meets customers’ expectations, is right for our digitally-connected, data-driven world, and can adapt quickly to changing market conditions. These values are not explicitly reflected in the policy as a result of the fee-based remuneration structure. However, these values are strongly incorporated in the Supervisory Board Charter.

The Supervisory Board has not taken the internal compensation structures and levels into account as the fee-based compensation structure for Supervisory Board members differs significantly from these internal compensation structures and levels.

The Supervisory Board members are entitled to the following fees (see also the table below):

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
◆	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental, continental or US interstate travel between the Supervisory Board member’s home location and the meeting location.

Base fee for Supervisory Board membership	EUR / year
Chairman	80,000
Vice-Chairman	50,000
Member	40,000

Fee for Supervisory Board committee membership	EUR / year
Chairman of the Audit or Risk Committee	13,000
Member of the Audit or Risk Committee	8,000
Chairman of other committees	10,000
Member of other committees	5,000

Attendance fees	EUR
Committee meeting	3,000
Extra Supervisory Board meeting	3,000

Travel fees	EUR
Intercontinental	4,000
Continental or US interstate	2,000

Each of these fees is a fixed amount. The Supervisory Board is allowed to annually index the fees for economic developments in the Netherlands, however the fees have not been indexed in 2020.

The Supervisory Board members do not receive any performance or equity-related compensation, and do not accrue pension rights with Aegon. These measures are designed to ensure the

Aegon Annual Report on Form 20-F 2020

Remuneration Report 72

independence of Supervisory Board members and to strengthen the overall effectiveness of Aegon’s corporate governance.

The Supervisory Board regularly assesses the competitiveness of the Supervisory Board’s remuneration structure and levels against peer companies with data provided by Willis Towers Watson. For this purpose, the Supervisory Board selected a primary set of peer group companies according to the following criteria:

◆	Industry: Insurance, with a preference for Life Insurance;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Geographic scope: Preferably companies that operate globally; and
◆	Location: Headquarters based in Europe, excluding UK (because the non-executive directors typically have different responsibilities compared to their continental European counterparts).

Based on these criteria the current peer group consists of the following 12 European Insurance companies: Ageas, Allianz, AXA, CNP Assurances, Assicurazioni Generali, Mapfre, Münchener RE, NN Group, Swiss Life, Swiss Re, Talanx and Zurich Insurance Group. This peer group differs from the European peer group for the Executive Board as a result of excluding the UK companies. The peer group is reviewed each year and may be updated accordingly. The last update of this peer group was in 2018.

In addition, the Supervisory Board selects a secondary peer group according to the following criteria, in order to monitor alignment with the General Industry in the Netherlands:

◆	Industry: General Industry and listed on the AEX;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Location: Headquarters based in the Netherlands.

Based on these criteria, the current secondary peer group consists of the following 12 AEX companies: Ahold Delhaize, ING Group, Randstad, Heineken, NN Group, Philips, ABN AMRO, Akzo Nobel, ASML, DSM, KPN, and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2019. ING, NN Group, ABN AMRO, DSM, and Wolters Kluwer were added and replaced ArcelorMittal, RELX Group, Royal Dutch Shell, Unibail-Rodamco-Westfield, and Unilever. This peer group is identical to the Dutch peer group for the Executive Board.

The Remuneration Committee may recommend changes to the fee levels of the Supervisory Board members, based on the results of a competitiveness review. Such recommendations would be discussed by the Supervisory Board, which can support, revise or reject them. Subsequently, shareholders will be asked to adopt the proposed fee changes at the Annual General Meeting of Shareholders.

The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next remuneration report. This clause was not used in 2020.

Information on members of the Supervisory Board and the composition of its four committees can be found in the report of the Supervisory Board in this 2020 Annual Report on Form 20-F.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 73

Supervisory Board remuneration in recent years

The table below show the fees that have been allocated and paid to the Supervisory Board members in the calendar years 2018, 2019 and 2020 in accordance with the applicable Supervisory Board remuneration policy at this time. The IFRS expenses for these fees are equal to the amounts in the table below. The total fees decreased to EUR 739 thousand (2019: EUR 865 thousand), mainly due to lower travel fees as meetings were held by video conference in response to COVID-19.

In EUR thousand	Year	Base fees	Attendance fees	Travel fees	Total fees
William L. Connelly	2020	95	45	4	144
	2019	95	54	20	169
	2018	79	34	6	119
Mark A. Ellman	2020	55	39	4	98
	2019	56	39	20	115
	2018	53	29	21	103
Ben J. Noteboom	2020	58	39	-	97
	2019	58	39	6	103
	2018	55	25	6	86
Corien M. Wortmann - Kool	2020	63	48	-	111
	2019	63	54	6	123
	2018	63	37	3	103
Dona D. Young	2020	66	57	4	127
	2019	66	66	26	158
	2018	61	39	21	121
Caroline Ramsay (per May 15, 2020)	2020	38	21	-	59
Thomas Wellauer (per May 15, 2020)	2020	33	21	-	54
Ben van der Veer (up to May 15, 2020)	2020	22	27	-	49
	2019	58	54	6	118
	2018	58	37	6	101
Robert W. Dineen (up to Oct 11, 2019)	2019	40	27	12	79
	2018	52	28	21	101
Dirk P.M. Verbeek (up to May 18, 2018)	2018	19	10	-	29
Robert J. Routs (up to May 18, 2018)	2018	36	12	-	48

Total	2020	430	297	12	739
	2019	436	333	96	865
	2018	474	251	84	809

Total including 21% VAT	2020	520	359	15	894
	2019	527	403	116	1,046
	2018	574	304	102	979

Aegon Annual Report on Form 20-F 2020

Remuneration Report 74

The table below presents the total fees that have been paid in the last five calendar years on an annualized basis and the year-on-year annual change in total fees. Additionally, the table shows the Aegon net income, a proxy of the financial and non-financial business performance, the inflation in the Netherlands and the average employee compensation over the same period.

In EUR thousand	Annualized	2016	2017		2018		2019	2020
William L. Connelly (as of May 19, 2017)	Fees	-	98		119		169	144
	Change	-	-		22%		42%	(15%	)
Mark A. Ellman (as of May 19, 2017)	Fees	-	114		103		115	98
	Change	-	-		(9%	)	12%	(15%	)
Ben J. Noteboom	Fees	109	102		86		103	97
	Change		(7%	)	(15%	)	20%	(6%	)
Caroline Ramsay (per May 15, 2020)	Fees	-	-		-		-	94
	Change	-	-		-		-	n/a
Thomas Wellauer (per May 15, 2020)	Fees	-	-		-		-	86
	Change	-	-		-		-	n/a
Corien M. Wortmann - Kool	Fees	90	101		103		123	111
	Change		12%		2%		19%	(10%	)
Dona D. Young	Fees	113	116		121		158	127
	Change		2%		4%		31%	(20%	)
Ben van der Veer (up to May 15, 2020)	Fees	109	106		101		118	131
	Change		(3%	)	(5%	)	17%	11%
Robert W. Dineen (up to Oct 11, 2019)	Fees	115	104		101		101	-
	Change		(10%	)	(3%	)	1%	-
Dirk P.M. Verbeek (up to May 18, 2018)	Fees	111	100		76		-	-
	Change		(10%	)	(24%	)	-	-
Robert J. Routs (up to May 18, 2018)	Fees	140	134		125		-	-
	Change		(4%	)	(7%	)	-	-
Shemaya Levy (up to May 19, 2017)	Fees	95	105		-		-	-
	Change		11%		-		-	-
Irving W. Bailey (up to May 20, 2016)	Fees	139	-		-		-	-
	Change		-		-		-	-
Aegon net income based on IFRS-EU	In EUR million	586	2,358		741		1,525	55
Aegon business performance 1)	Target = 100%	91%	121%		106%		79%	57%
Inflation in the Netherlands	Consumer Price Index	0.3%	1.4%		1.7%		2.6%	1.3%
Average employee compensation 2)	Total compensation	97	102		104		115	110
	Annual change		5%		2%		11%	(4%	)

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

All fees that have been paid to the Supervisory Board members were in accordance with the applicable Supervisory Board remuneration policy at the time. They have been exclusively based on their functions in the Supervisory Board, their functions in the Supervisory Board’s committees, their attendance and travel. There were no deviations from the policy in these years.

Each quarter Aegon paid the fees that the Supervisory Board members earned during that period. This means 25% of the annual base fee for Supervisory Board membership and any Supervisory Board committee membership, taking into account their function (i.e. Chairman, Vice-Chairman or regular members) and the fees for their actual attendance and travel during that quarter.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 75

4. 2020 Executive Board Remuneration Report

The 2020 Executive Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.

This report contains a summary of the Executive Board Remuneration Policy that applied to 2020, the Executive Board remuneration over the recent years and the 2021 Executive Board performance indicators. The section on remuneration over the recent years is split into a) fixed compensation 2018-2020, b) conditional variable compensation 2020, c) provisional variable compensation 2020, d) variable compensation 2018-2020, e) pay-out of allocated variable compensation, f) pension contributions 2018-2020, g) benefits 2018-2020, h) total compensation in recent years.

Executive Board Remuneration Policy in 2020

The Supervisory Board has the overall responsibility for Aegon’s Remuneration Policies, including the Executive Board Remuneration Policy. The Executive Board Remuneration Policy that has been applied in 2020 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. This policy will be subject to annual reviews by the Supervisory Board. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

The current policy contributes to Aegon’s strategy, long-term interests and sustainability through the remuneration of the Executive Board members in various ways:

◆	The policy provides the Supervisory Board with the means to attract, motivate and retain competent and experienced Executive Board members for the long-term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
◆	The leading performance indicator categories for successful execution of our strategy are Capital, Growth and Strategy. To support the execution of Aegon’s strategy, the policy makes these performance indicator categories mandatory for the Executive Board member.
◆	Aegon strives to create long-term value for its stakeholders and the communities in which it operates. Due to the nature of our business, value created is often financial, but it may also be social, economic, or environmental. The policy directly aligns Executive Board member’s personal long-term interests with those of Aegon and its shareholders by paying a significant part of the Executive Board members’ variable compensation (two-thirds) in shares, which must be held for 5 years after completion of the performance period. The pay-out in these restricted shares is combined with prohibiting Executive Board members using personal hedging strategies or insurance, which could undermine this long-term alignment of interests. Additionally, Executive Board members are aligned with the long-term interest of Aegon, its shareholders and other stakeholders through the use of mandatory performance indicator categories of Earnings, Shareholders and Other Stakeholders.
◆	Aegon is committed to doing business responsibly and in a sustainable way. Variable compensation of Executive Board members can be adjusted downwards (i.e. malus) or clawed-back in cases where certain performance has not been achieved in a sustainable way. This includes but not limited to: significant risk and compliance incidents, insufficient response to such incidents and/or insufficient evidence of embedding of good standards of practice, such as sound and responsible business practices and integrity of products and services delivered. Additionally, the policy makes the performance indicator category Environmental, Social and Governance (“ESG”), mandatory for Executive Board members to support this approach of doing business.

Aegon’s Executive Board remuneration is subject to various rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework. The most prominent requirements thereof are:

◆	The total variable compensation amount that is allocated to an Executive Board member for a performance year cannot exceed 100% of the fixed compensation level.
◆	Variable compensation should be based on a mix of Aegon and personal performance, with at least 50% weight on non-financial performance.
◆	A substantial portion of any variable compensation award should be paid in a non-cash instrument (e.g. Aegon shares) and should be deferred for at least 3 years. Additionally, award shares should be restricted for 5 years. With a 3-year vesting period, this requires an additional holding period of 2-years.
◆	Aegon can claw-back any variable compensation which has been paid (cash and shares) in specific circumstances such as a material financial restatement or individual gross misconduct.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 76

These are also the main reasons why Aegon operates one Executive Board variable compensation plan per year, with a single variable compensation award which is subsequently split into cash and shares, rather than operating separate Short-Term Incentive (cash) and Long-Term Incentive (share) Plans.

The Remuneration Committee may recommend policy changes to the Supervisory Board. In that case, the Remuneration Committee will conduct scenario analyses to determine the long-term effects on the level and structure of compensation granted to each Executive Board member, and reports their findings to the Supervisory Board. The Supervisory Board can subsequently decide on referring the proposed policy changes to the Annual General Meeting of Shareholders for adoption.

The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next remuneration report. This clause was not used in 2020.

Total compensation

Total compensation for Executive Board members is defined in the Executive Board Remuneration Policy as a combination of fixed compensation, variable compensation, pension and other benefits. The Supervisory Board determines and regularly reviews the appropriate selection of remuneration elements and their (maximum) remuneration level for Executive Board members to ensure the structure remains competitive and provides proper and risk-based incentives in line with Aegon’s risk appetite. The fixed and variable compensation elements and their levels are reviewed at least once a year. The pension arrangements and other benefits and their levels are reviewed at least every four years. In its review, the Supervisory Board takes the specific role, responsibilities, experience and expertise of Executive Board members into account as well as internal and external reference information:

◆	The internal references are the compensation structure and levels of the members of the Management Board of Aegon N.V. and the annual compensation changes of the general employee population and senior managers within Europe and the Netherlands specifically.
◆	The external references are compensation trends in the market, economic developments (e.g. inflation) as well as quantitative assessments of the competitiveness against a peer group of insurance companies in Europe and a peer group of companies based in the Netherlands.
◆	Additionally, the Remuneration Committee conducts a scenario analysis in case of a policy change to determine the long-term effect on the remuneration structure and level of each Executive Board member, and reports their findings to the Supervisory Board.

The European Insurance peer group was selected by the following criteria:

◆	Industry: Insurance, with a preference for Life Insurance;
◆	Size: Average market capitalization, employees, revenue and total assets;
◆	Geographic scope: Preferably companies which operate globally;
◆	Location: Headquarters based in Europe.

Based on these criteria, the current peer group consists of the following 16 European Insurance companies: Ageas, Allianz, Aviva, AXA, CNP Assurances, Assicurazioni Generali, Legal & General, Mapfre, Münchener Re, NN Group, Prudential, RSA Insurance Group, Swiss Life Holding, Swiss Re, Talanx and Zurich Insurance Group. The last update of this peer group was in 2020. Ageas, RSA Insurance Group, Swiss Life Holding and Talanx were added, while Old Mutual and Standard Life Aberdeen were removed. The increased peer group size (from 14 to 16) created a more balanced selection in relation to Aegon’s size data (average market capitalization, employees, revenue and total assets). This peer group differs from the European peer group for the Supervisory Board, as the latter excludes UK companies where non-executive directors typically have different responsibilities compared to their continental European counterparts.

The Dutch peer group was selected by the following criteria:

◆	Industry: General Industry and listed on the AEX;
◆	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
◆	Location: Headquarters based in the Netherlands.

Based on these criteria, this peer group consists of the following 12 AEX companies: Ahold Delhaize, ING Group, Randstad, Heineken, NN Group, Philips, ABN AMRO, Akzo Nobel, ASML, DSM, KPN and Wolters Kluwer. The last update of this peer group was in 2019, when ING, NN Group, ABN AMRO, DSM and Wolters Kluwer were added, replacing ArcelorMittal, RELX Group, Royal Dutch Shell, Unibail-Rodamco and Unilever. This peer group is identical to the Dutch peer group for the Supervisory Board.

The Supervisory Board will review both peer groups annually and will amend them as necessary, within the above-mentioned selection criteria, to ensure they continue to provide a reliable basis for comparison. Any change to the peer group will be disclosed in the Remuneration Report.

The Remuneration Committee may recommend changes to the compensation levels of the Executive Board members in accordance with Remuneration Policy, based on the results of this annual total compensation review and on discussions with the Executive Board members regarding their remuneration level and structure. Such recommendations would subsequently be discussed by the Supervisory Board, which can approve, revise or reject them.

The Supervisory Board discussed and approved the 2020 total compensation for the Executive Board, after taking the Remuneration Committee’s review into consideration.

Fixed compensation

The fixed compensation for the Executive Board members is paid in monthly instalments. The policy allows the fixed compensation to be paid in cash and in shares. All Executive Board members received their 2020 fixed compensation in cash.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 77

The Supervisory Board may offer permanent or temporary gross monthly fixed allowance when the Supervisory Board considers this an appropriate alternative for other remuneration elements. Mr. Wynaendts continued to receive a 2% fixed allowance to which he already was entitled until the end of his term. Mr. Friese and Mr. Rider are not entitled to an allowance.

Variable compensation

Executive Board members are eligible for variable compensation with a target level of 80% of the fixed compensation level (excluding allowances), with a threshold level of 50% and a maximum opportunity of 100% of fixed compensation level.

The variable compensation award is based on performance against a set of performance indicators, weights and target levels that have been set by the Supervisory Board at the start of the performance year. The performance indicators contribute to Aegon’s strategy, long-term interests and sustainability, within Aegon’s risk tolerance and should comply with the following rules:

◆	It contains a mix of financial and non-financial performance indicators, with at least 50% weight allocated to the non-financial performance indicators in accordance with article 1:118.3 of the Dutch Financial Supervision Act;
◆	The maximum weight for unadjusted financial indicators is determined by the Global Remuneration Framework and is currently set at 50%.
◆	It contains a mix of Aegon and personal performance indicators, which can range in weight between 50-80% and 20-50% respectively, depending on the Aegon priorities of the performance year.
◆	At least 20% of the indicators has a retrospective 3-year performance horizon, while the remainder has a 1-year performance horizon;
◆	The indicators should cover the following mandatory performance indicator categories: Shareholders, Capital, Earnings, Growth, Stakeholders, ESG and Strategy.

The Remuneration Committee and the Executive Board members prepare a proposal for the performance indicators, weights and target levels. These are subsequently reviewed by Aegon’s Risk Management team (i.e. the first ex-ante risk assessment) before the Supervisory Board approves these, to ensure that:

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

The Remuneration Committee sends the proposal and the ex-ante risk assessment to the Supervisory Board, which can approve, revise or reject the proposal. After approval, the Executive Board members are granted their conditional variable compensation awards for the plan year. This conditional award equals their at target variable compensation level, split between 33.33% upfront cash and 66.66% deferred Aegon shares. The grant price for the shares is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15 at the start of the plan year.

After the completion of the performance period, the Remuneration Committee prepares a recommendation for the allocation of a variable compensation award to each Executive Board member. This recommendation is based on the actual performance results compared to target levels and takes a second ex-ante risk assessment by the Risk Management team into account. This risk assessment looks into whether there are reasons for a downward adjustment of the intended variable compensation award (malus) which were not take into account yet, such as:

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

In this assessment possible risk mitigating behaviors are also taken into account, such as remaining within risk limits, risk reduction, risk avoidance, risk transfer and risk response by the Executive Board member.

The Remuneration Committee sends its recommendation and the second ex-ante risk assessment to the Supervisory Board, which can approve, revise or reject the recommendation. This Supervisory Board decision includes validating that, when taken together, the results of the performance indicators represent a fair reflection of the overall performance of the Executive Board member over the performance year.

The allocated variable compensation award is subsequently split between 33.33% upfront cash (i.e. paid in the year following the performance year) and 66.66% deferred shares. These shares are deferred for a 3-year period after allocation after which they cliff-vest. Before vesting, the Risk Management team executes an ex-post risk assessment which looks into whether there are reasons for a downward adjustment of the original variable compensation award (malus) which were not taken into account yet. This risk assessment takes the same criteria into consideration as the second ex-ante risk assessment. Based on this assessment, the Remuneration Committee subsequently prepares a recommendation how to pay-out the deferred portion (i.e. unchanged or adjusted downward). The Remuneration Committee sends its recommendation and the ex-post risk

Aegon Annual Report on Form 20-F 2020

Remuneration Report 78

assessment to the Supervisory Board. The Supervisory Board can approve, revise or reject the recommendation.

Claw-back provision

Aegon’s Supervisory Board can claw-back variable compensation that has already been paid to the Executive Board member in case of a material financial restatement or individual gross misconduct, after considering a risk assessment by Aegon’s Risk Management team which looks into whether in hindsight the paid amount should have been lower or nil. Examples of misconduct are, but not limited to, a significant breach of laws and/ or regulations, use of violence, either verbally or physically, involvement with fraud, corruption or bribery, significant issues due to evident dereliction of duty and/or discrimination of any kind (for example age or gender). For practical reasons the claw-back amount can be set-off or settled against any current or future obligations as permitted by law.

Pension arrangements

The Executive Board members are entitled to pension contributions that equal 40% of their fixed compensation level, which consists of the following three parts:

◆	Participation in Aegon’s defined contribution pension plan for NL-based employees, for their fixed income up to EUR 110,111 (2020 threshold set by Dutch law).
◆	Participation in Aegon’s defined contribution pension plan for NL-based employees, for their fixed income above EUR 110,111.
◆	An additional gross allowance for pension to make the sum of these three pension contributions equal to 40% of their fixed compensation level.

The Executive Board members receive pension contributions that are somewhat higher compared to NL-based employees of similar age (ca. 10-15% difference). This is done to achieve a competitive total compensation level. Please note the Supervisory Board will consider discontinuing the additional gross allowance for new Executive Board members, while ensuring their total compensation level stays competitive, and including this as a policy change in the next update of the Executive Board Remuneration Policy.

Additionally, Mr. Wynaendts was entitled to an additional gross allowance for pension of 28% of his fixed compensation level as part of a grandfathered pension arrangement.

Other benefits

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by Aegon.

Aegon does not grant Executive Board members personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Supervisory Board.

Terms of Engagement

Members of the Executive Board are appointed for four years and may then be re-appointed for successive mandates also for a period of four years. Executive Board members have a board agreement with Aegon N.V., rather than an employment contract. Members of the Executive Board may terminate their board agreement with a notice period of three months. The Supervisory Board may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement.

The Supervisory Board may entitle Executive Board members to a termination payment up to or equal to the total annual fixed compensation level. This payment is not allowed in case of early termination at the initiative of the Executive Board member (unless due to imputable acts or omissions of Aegon), imputable acts or omissions by the Executive or failure of Aegon during the appointment term of the Executive Board members. Mr. Friese and Mr. Rider have a termination clause included in their board agreement. Mr. Wynaendts was not entitled to a termination payment when his board agreement was terminated in 2020.

Executive Board remuneration in recent years

In this section you will find the fixed compensation, variable compensation, pension, other benefits, and total compensation amounts of the Executive Board members. Please note that the 2020 compensation amounts for Mr. Friese and Mr. Wynaendts are pro-rated because of joining and leaving the Executive Board respectively on May 15, 2020, unless stated otherwise (e.g. when amounts are annualized).

Aegon Annual Report on Form 20-F 2020

Remuneration Report 79

A. Fixed compensation 2018-2020

In 2020, Mr. Friese received EUR 931 thousand in fixed compensation (annualized EUR 1,485 thousand), Mr. Wynaendts received EUR 496 thousand (annualized EUR 1,327 thousand) and Mr. Rider received EUR 941 thousand. None of the Executive Board members received an increase in their fixed compensation level in 2020. In addition to this and the table below, Mr. Friese received a sign-on arrangement of EUR 1,228 thousand when joining Aegon in March 2020, that was split between 50% in cash (EUR 617 thousand) and 50% in Aegon shares (161,333 shares). Of this amount 55% has been paid in 2020. The remainder will be paid in later years subject to continued employment (20% in 2021, 14% in 2022, 9% in 2023 and 3% in 2024). The IFRS-EU expenses for these fixed compensation amounts were equal to the amounts in the table below, except for Mr. Friese in 2020 due to the nature of his sign-on arrangement. The combined IFRS-EU expenses for his regular fixed compensation and sign-on arrangement were EUR 1,869 thousand (EUR 570 thousand for the cash-part of the sign-on arrangement and EUR 368 thousand for the share-part).

In EUR thousand	2020	2019	2018
Lard Friese1)	931	-	-
Alex Wynaendts2)	496	1,314	1,295
Matt Rider	941	931	918
Total fixed compensation	2,368	2,245	2,213

[1]	The disclosed amount for 2020 covers the period that Mr. Friese has been a member of the Executive Board (per May 15, 2020). The annualized amount is EUR 1,485 thousand (excluding sign-on amounts).
[2]	The disclosed amount for 2020 covers the period that Mr. Wynaendts was a member of the Executive Board (until May 15, 2020). The annualized amount is EUR 1,327 thousand.

B. Conditional variable compensation 2020

In 2020, Mr. Friese, Mr. Wynaendts and Mr. Rider each had an at target variable compensation opportunity of 80% of their fixed compensation level at year-end (or end of term). The variable compensation award was based on the results on the Aegon and their personal performance indicators and related target levels, which had been approved by the Supervisory Board at the start of 2020 (or after their appointment). As a result, they would receive the following if the performance indicator results reached the threshold (50%), target (80%) and maximum level (100%), taking into account the grant price of EUR 4.083 for the shares:

Variable compensation opportunity 2020		Threshold (50%)	Target (80%)	Maximum (100%)
Lard Friese	Total (EUR thousand)	466	745	931
	in cash (EUR thousand)	155	248	310
	in shares	76,012	121,619	152,024
Alex Wynaendts	Total (EUR thousand)	248	397	496
	in cash (EUR thousand)	83	132	165
	in shares	40,487	64,779	80,974
Matt Rider	Total (EUR thousand)	470	753	941
	in cash (EUR thousand)	157	251	314
	in shares	76,818	122,909	153,637

C. Provisional variable compensation 2020

Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 15, 2021, Mr. Friese has been awarded EUR 634 thousand in conditional variable compensation for the 2020 performance year (68% of fixed compensation), Mr. Wynaendts EUR 302 thousand (61% of fixed compensation)

and Mr. Rider EUR 640 thousand (68% of fixed compensation). Each variable compensation award will be paid for 33.33% in upfront cash and for 66.66% in shares which are deferred for three years and are subsequently subject to an additional holding period of two years.

Conditional variable compensation 2020		Pay-out in 2021	Pay-out in 2024
Lard Friese	Cash (EUR thousand)	211
	Shares		103,580
Alex Wynaendts	Cash (EUR thousand)	101
	Shares		49,346
Matt Rider	Cash (EUR thousand)	213
	Shares		104,547

Aegon Annual Report on Form 20-F 2020

Remuneration Report 80

The tables below show the results on each of the Aegon and personal indicators which determined the conditional variable compensation awards of Mr. Friese, Mr. Wynaendts and Mr. Rider and the related indicator definitions. The Aegon performance results were scored on a performance scale which was used to fund the 2020 bonus pools within Aegon: 50% for the threshold (minimum), 100% for target level and 150% for the maximum level. The 2020 Aegon performance result on this performance scale was 57%. Converted to the performance scale that applied to the Executive Board members (i.e. with the target level at 80%) the 2020 Aegon performance result was 54%.

2020 Aegon performance indicators	Weight	Target	Result	In %
Relative Total Shareholder Return	14%	#5 of 15	#12	0%
Return on Equity	14%	10.0%	8.5%	0%
Fees and Premium based Revenues	14%	4,857	4,811	95%
Normalized Capital Generation (2yr: 2020 and 2019)	14%	2,632	2,883	124%
Market Consistent Value of New Business	14%	445	262	0%
Relational Net Promoter Score	14%	17	18	125%
Strategy Execution	14%	100%	57%	57%

Aegon result for employee bonus pools				57%
Aegon result for Executive Board members				54%

2020 Aegon performance indicators	Definition
Relative Total Shareholder Return	Aegon’s position relative to 7 US and 7 non-US peers when looking at Total Shareholder Return for a 1-year’s performance period. These peers are selected for being the most similar to Aegon based on their index listing, industry classification, 5-year monthly Beta, Market Capitalization and Total Revenue1). The target was position 5, while the threshold was set at the median position.

Return on Equity	Return on equity indicates how good the company is in generating returns on the investment it received from its shareholders. Aegon’s Return on Equity is calculated by dividing underlying earnings after tax and after cost of leverage by average shareholders’ equity excluding revaluation reserve.

Fees and Premium based Revenues	Fee and Premium Based Revenues represent the income from Aegon’s fee businesses as well as the fees charged and the actual premium collected less the benefit premium, expense loadings and profit margins included in premiums for its life insurance and pensions business.

Normalized Capital Generation (2 years: 2019-2020)	The movement in our capital position (on a Solvency II basis) during a retrospective 2-year period in the normal course of business net of market impacts (e.g. changes to interest rates, credit spreads, equity returns) and one-time effects. Impacts from dividends and capital injections that do not generate capital but do affect Own Funds are excluded from capital generation.

Market Consistent Value of New Business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales.

Relational Net Promoter Score	The Net Promoter Score (NPS) is a customer loyalty metric based on the percentage of customers that would likely recommend our products and services to friends and family (scores 9 and 10) minus the percentage that would not be likely to do so (scores 0 to 6). The Relational NPS measures the whole scope of the client relationship: 1) the contact experience, 2) the products/prices and 3) our brands.

Strategy Execution	Measures the execution of the three projects that were deemed key for a successful execution of Aegon’s previous strategy (2019-2021).

[1]

The US peers are Axa Equitable Holdings, Principal Financial Group, Unum Group, Lincoln National Corp, Prudential Financial, Brighthouse Financial and MetLife. The non-US peers are Athene Holding, NN Group, Swiss Life Holding, Assicurazioni Generali, Baloise Holding, Prudential and ASR Nederland.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 81

Below you find the overview how the 2020 Aegon performance result of 54%, combined with the personal performance results, led to the overall 2020 variable compensation results for Mr. Friese, Mr. Wynaendts and Mr. Rider.

Lard Friese	Target	Result
70% Aegon performance	Mix of financial and non-financial targets	54%
10% Strategy development	Deliver new Group Strategy

100%. Delivered well-received and broadly supported Group Strategy at the Capital Markets Day, despite high operational pressure during the preparation caused by COVID-19. Appointed a Chief Transformation Officer and successfully found buyers for the CEE business and Stonebridge. Implemented several measures to improve balance sheet strength.

10% COVID-19 crisis management	Safeguard continuity of the company financially, operationally and take measures to limit impact on employees

100%. Quickly expanded the continuous monitoring of financial and operational impacts through the Global Crisis Management structure, which ensured operational resilience and continuity of client servicing. Employee Engagement increased from 67% to 72% (year-end), delivered a plan on the future ways of working in the office and at home and the high level of compliance was maintained during and after the switch to working from home. Regulatory solvency levels of the three main business units ended the year above their operating levels and well above their regulatory requirements.

10% Sustainable organization	Develop granular Operating Plan which addresses reducing costs, expanding margins, growing profitability and organizational health

100%. Delivered granular Operating Plan with over 1,100 initiatives and over 15,000 milestones focused on the transformation of Aegon and improving its organizational health, which was fully integrated in the Mid Term Financial Planning. Shifted the company to intense rhythm of execution.

Overall result		68%

Alex Wynaendts	Target	Result
70% Aegon performance	Mix of financial and non-financial targets	54%

10% Strategy execution	Execution of the three projects that were deemed key for a successful execution of Aegon’s previous strategy (2019-2021)	54%. One project was delivered on target, one was successful but behind schedule and the last did not meet its minimum target due to changes in priority.

10% Sustainable Organization	Measures a combination of ESG related goals through personal goals on Employee Engagement and Inclusion & Diversity

80%. Employee Engagement increased from 67% to 74% (mid-year) and action plans related to Inclusion & Diversity were completed. Percentage of women in senior management positions increased from 29% to 32%.

10% Handover to successor	Contains two personal milestones for a successful handover to the new CEO	95%. Delivered strong and complete hand-over to new CEO, in difficult circumstances due to the COVID-19.

Overall result		61%

Matt Rider	Target	Result
70% Aegon performance	Mix of financial and non-financial targets	54%

10% Finance strategy execution	Improve quality of financial management information and business control oversight	100%. Completed all milestones and provided important financial management information to support the new Group Strategy and granular Operating Plan.

10% Finance Transformation	Deliver Finance Transformation plan, including IFRS 9 / 17 implementation	100%. Delivered all milestones within budget and created additional efficiencies.

10% Sustainable Organization	Employee Engagement, governance during CEO transition and Control Environment

100%. Employee Engagement increased in both the Finance Function and Corporate Center, high levels of governance were safeguarded during the transition and the Control Environment result exceeded its target level.

Overall result		68%

Aegon Annual Report on Form 20-F 2020

Remuneration Report 82

D. Variable compensation 2018-2020

The amounts in the first table represent the total conditional variable compensation awards allocated in relation to the performance year concerned. No circumstances have been identified to lower payout of the deferred payment from prior performance years in 2020 (the so called ‘ex-post assessment’)

or to lower the payout of the upfront payment of the 2019 performance year variable compensation in 2020 (the so called ‘ex-ante assessment’). The second table contains the expenses for the conditional variable compensation awards, as recognized under the IFRS accounting treatment in the income statement.

In EUR thousand	2020	2019	2018
Lard Friese1)	634	-	-
Alex Wynaendts2)	302	1,048	1,062
Matt Rider	640	743	760
Total conditional variable compensation	1,577	1,791	1,822

[1]	The disclosed amount for 2020 covers the period that Mr. Friese has been a member of the Executive Board (per May 15, 2020). The annualized amount is EUR 1,010 thousand.
[2]	The disclosed amount for 2020 covers the period that Mr. Wynaendts was a member of the Executive Board (until May 15, 2020). The annualized amount is EUR 812 thousand.

In EUR thousand	2020	2019	2018
Lard Friese1)	282	-	-
Alex Wynaendts2)	497	976	962
Matt Rider	528	627	545
Total conditional variable compensation IFRS expenses	1,307	1,604	1,507
[1]	The disclosed amount for 2020 covers the period that Mr. Friese has been a member of the Executive Board (per May 15, 2020). The annualized amount is EUR 449 thousand.
[2]	The disclosed amount for 2020 covers the period that Mr. Wynaendts was a member of the Executive Board (until May 15, 2020). The annualized amount is EUR 1,334 thousand.

E. Pay-out of allocated variable compensation

The following tables show for each current and former Executive Board member how much variable compensation has been paid in shares and cash respectively in 2018, 2019 and 2020 and how much conditional variable compensation is scheduled to be paid-out in the coming years. The vesting price of the share were:

EUR 5.848 on May 18, 2018, EUR 4.287 on May 17, 2019, and EUR 2.079 on May 15, 2020. Shares allocated for plan years up to and including 2019 are subject to an additional three-year holding period after pay-out. Shares for plan years from 2020 onwards are subject to an additional two-year holding period after pay-out.

	Years of vesting
Shares by plan year	Grant Price 1)	Allocated	2018	2019	2020	2021	2022	2023	2024
Lard Friese 2020	EUR 4.083	103,580	-	-	-	-	-	-	103,580
Total number of shares		103,580	-	-	-	-	-	-	103,580
Alex Wynaendts 2014	EUR 6.739	10,164	10,164 2)	-	-	-	-	-	-
2015	EUR 6.106	30,220	15,110	15,110	-	-	-	-	-
2016	EUR 5.128	61,083	20,361	20,361	20,361	-	-	-	-
2017	EUR 5.246	109,330	43,732	21,866	21,866	21,866	-	-	-
2018	EUR 5.405	98,282	-	39,314	19,656	19,656	19,656	-	-
2019	EUR 4.162	125,867	-	-	50,345	25,174	25,174	25,174	-
2020	EUR 4.083	49,346	-	-	-	-	-	-	49,346
Total number of shares		484,292	89,367	96,651	112,228	66,696	44,830	25,174	49,346
Matt Rider 2017	EUR 5.246	47,539	19,015	9,508	9,508	9,508	-	-	-
2018	EUR 5.405	70,272	-	28,110	14,054	14,054	14,054	-	-
2019	EUR 4.162	89,234	-	-	35,693	17,847	17,847	17,847	-
2020	EUR 4.083	104,547	-	-	-	-	-	-	104,547
Total number of shares		311,592	19,015	37,618	59,255	41,409	31,901	17,847	104,547
Darryl Button 2014	EUR 6.739	8,652	8,652	-	-	-	-	-	-
2015	EUR 6.106	23,622	11,811	11,811	-	-	-	-	-
2016	EUR 5.128	44,424	14,808	14,808	14,808	-	-	-	-
Total number of shares		76,698	35,271	26,619	14,808	-	-	-	-

[1]

This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2020 plan year, this is the VWAP for the period December 15, 2019 to January 15, 2020.

[2]

In line with the Aegon Group Global Remuneration Framework, it was agreed to adjust Mr Wynaendt’s 2014 variable compensation award downwards by 3,388 shares to reflect the outcome of a regulatory matter relating to the company.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 83

	Years of vesting
Cash by plan year (in EUR)	Allocated	2018	2019	2020	2021	2022	2023	2024
Lard Friese 2020	211,431	-	-	-	211,431	-	-	-
Total cash	211,431	-	-	-	211,431	-	-	-
Alex Wynaendts 2014	68,497	68,497 1)	-	-	-	-	-	-
2015	184,522	92,261	92,261	-	-	-	-	-
2016	313,236	104,412	104,412	104,412	-	-	-	-
2017	573,550	229,420	114,710	114,710	114,710	-	-	-
2018	531,219	-	212,490	106,243	106,243	106,243	-	-
2019	523,864	-	-	209,548	104,772	104,772	104,772	-
2020	100,725	-	-	-	100,725	-	-	-
Total cash	2,295,613	494,590	523,873	534,913	426,450	211,015	104,772	-
Matt Rider 2017	249,390	99,756	49,878	49,878	49,878	-	-	-
2018	379,823	-	151,931	75,964	75,964	75,964	-	-
2019	371,394	-	-	148,560	74,278	74,278	74,278	-
2020	213,404	-	-	-	-	-	-	213,404
Total cash	1,214,011	99,756	201,809	274,402	200,120	150,242	74,278	213,404
Darryl Button 2014	60,024	60,024	-	-	-	-	-	-
2015	156,862	78,431	78,431	-	-	-	-	-
2016	224,022	74,674	74,674	74,674	-	-	-	-
Total cash	440,908	213,129	153,105	74,674	-	-	-	-

[1]

In line with the Aegon Group Global Remuneration Framework, it was agreed to adjust Mr Wynaendt’s 2014 variable compensation award downwards by EUR 22,832 to reflect the outcome of a regulatory matter relating to the company.

The Executive Board members have a time-based shareholding requirement of 5 years after the initial allocation of their variable compensation in shares (i.e. a 3-year deferral period before vesting and an additional 2-year holding period after vesting). Mr. Friese and Mr. Rider voluntarily agreed to at least hold on to the shares received as compensation to an equivalent of 100% of their fixed compensation level, once they have reached that level. This concerns the total net number of shares which have been allocated to them, but that have not been sold (i.e. includes the net number of shares in the deferral period and holding period). After the allocation of the 2020 variable compensation award, Mr. Friese will hold 42% of his fixed compensation in net shares and Mr. Rider 78%. Please note Mr. Rider received 50% of his variable compensation in shares for the 2017-2019 period, while per the new 2020 Executive Board Remuneration Policy all Executive Board members receive 67% of their variable compensation in deferred shares.

F. Pension contributions 2018-2020

The allocated amounts in the first table represent the total pension contributions made in relation to the performance year concerned. The second table contains the expenses for pension, as recognized under the IFRS accounting treatment in the income statement.

Mr. Friese (from May 2020), Mr. Wynaendts (from June 2019) and Mr. Rider received pension contributions which equaled to 40% of their fixed compensation level. Up to and including May 2019, Mr. Wynaendts participated in a defined benefit arrangement. This arrangement included a back service liability which reflected the increase of his fixed compensation in 2016 and 2018, as well as low interest rates and the final settlement made in May 2019. Additionally, Mr. Wynaendts was entitled to a gross payment of 28% of his fixed compensation level as part of a grandfathered pension arrangement.

In EUR thousand	2020	2019	2018
Lard Friese1)	373	-	-
Alex Wynaendts2)	337	1,302	2,463
Matt Rider	376	373	367
Total pension contributions	1,086	1,675	2,830

[1]	The disclosed amount for 2020 covers the period that Mr. Friese has been a member of the Executive Board (per May 15, 2020). The annualized amount is EUR 594 thousand.
[2]	The disclosed amount for 2020 covers the period that Mr. Wynaendts was a member of the Executive Board (until May 15, 2020). The annualized amount is EUR 906 thousand.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 84

In EUR thousand	2020	2019	2018
Lard Friese1)	373	-	-
Alex Wynaendts2)	337	1,243	1,952
Matt Rider	376	387	379
Total pension IFRS expenses	1,086	1,630	2,331

[1]	The disclosed amount for 2020 covers the period that Mr. Friese has been a member of the Executive Board (per May 15, 2020). The annualized amount is EUR 594 thousand.
[2]	The disclosed amount for 2020 covers the period that Mr. Wynaendts was a member of the Executive Board (until May 15, 2020). The annualized amount is EUR 906 thousand.

G. Benefits 2018-2020

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by the employer. The IFRS expenses for these benefits are equal to the amounts in the table below.

In EUR thousand	2020	2019	2018
Lard Friese1)	49	-	-
Alex Wynaendts2)	97	252	195
Matt Rider	67	77	46
Total benefits	213	329	240

[1]	The disclosed amount for 2020 covers the period that Mr. Friese has been a member of the Executive Board (per May 15, 2020). The annualized amount is EUR 77 thousand.
[2]	The disclosed amount for 2020 covers the period that Mr. Wynaendts was a member of the Executive Board (until May 15, 2020). The annualized amount is EUR 261 thousand.

H. Total compensation in recent years

The total compensation for Mr. Friese related to 2020 was EUR 3.3 million (including sign-on arrangement), for Mr. Wynaendts EUR 1.2 million (2019: EUR 3.9 million; 2018: EUR 5.0 million) and for Mr. Rider EUR 2.0 million (2019: EUR 2.1 million; 2018: EUR 2.1 million). The total remuneration for the members of the Executive Board over 2020 was EUR 6.5 million (2019: EUR 6.0 million; 2018: EUR 7.1 million).

The total expenses recognized under IFRS accounting treatment in the income statement for Mr. Friese related to 2020 were EUR 2.6 million, for Mr. Wynaendts EUR 1.4 million (2019: 3.8 million; 2018: EUR 4.4 million) and for Mr. Rider EUR 1.9 million (2019: EUR 2.0 million; 2018: EUR 1.9 million). Total IFRS expenses for the members of the Executive Board over 2020 were EUR 5.9 million (2019: 5.8 million; 2018: EUR 6.3 million).

All remuneration that has been paid and allocated to the Executive Board members was in accordance with the applicable Executive

Board remuneration policy. There were no deviations from the policy.

In line with the European guidelines on the standardized presentation of the remuneration report, you find the remuneration which was awarded and due to the Executives in 2020 and 2019 in the table below. The variable compensation amounts differ from the amounts disclosed in the tables above, as they include the pay-out of variable compensation in cash and shares in the 2020 and 2019 calendar years. These have been awarded for previous performance years. Also the shares are included at the value when they were paid (i.e. vested), which might differ from the initial grant price. Please note that several amounts are pro-rated for the period during which the individual served as Executive Board member. The fixed compensation and Pension amounts are equal to the amounts that are included in the tables above.

	Fixed		Variable		One-off	Pension	Total	Ratio Fixed/ Variable 3)
	Salary	Benefits	Upfront1)	Deferred2)
Lard Friese
2020 4)	931	49	-	-	565	-	1,545	63% / 37%
Alex Wynaendts
20205)	496	97	314	454	-	337	1,699	55% / 45%
2019	1,314	252	381	557	-	1,302	3,806	75% / 25%
Matt Rider
2020	941	67	223	175	-	376	1,782	78% / 22%
2019	931	77	272	91	-	373	1,744	79% / 21%

[1]

The upfront cash and share payments of the variable compensation of the previous year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2019 variable compensation award that were paid in 2020.

[2]

The deferred cash and share payments of the variable compensation of the years before the previous year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2016-2018 variable compensation awards that were paid in 2020.

[3]	Fixed (the numerator) is calculated as the sum of Salary, Benefits and Pension divided by the Total. Variable (the denominator) is the sum of Upfront, Deferred and One-off divided by the Total.
[4]

The salary, benefits and pension amounts cover the pro-rated period as an Executive Board member during 2020 (from May 15 to December 31). The one-off item concerns the upfront part of the sign-on arrangement (EUR 427 thousand in cash and 66,526 shares).

[5]

The salary, benefits and pension amounts cover the pro-rated period as an Executive Board member during 2020 (from January 1 to May 15), while the variable amounts were paid in relation to full-year performance periods in 2016-2019.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 85

The table below presents the total compensation that has been paid in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. Please note that therefore several amounts have been annualized, while in practice these were pro-rated for the period during which the individual served as Executive

Board member. Additionally, the table show the Aegon net income, a proxy of the financial and non-financial business performance, the vesting price of the Aegon shares, the inflation in the Netherlands and the average employee compensation over the same period.

In EUR thousand	Annualized	2016	2017		2018	2019		2020

Lard Friese	Awarded and due	-	-		-	-		2,719

	Change		-		-	-		-

Alex Wynaendts (up to May 15, 2020)	Awarded and due	4,455	4,431		4,969	3,806		3,268

	Change		(1%	)	12%	(23%	)	(14%	)

Matt Rider (as of May 19, 2017)	Awarded and due	-	1,357		1,670	1,799		1,824

	Change		-		23%	8%		1%

Darryl Button (up to Dec 1, 2016)	Awarded and due	2,370	-		-	-		-

	Change		-		-	-		-

Aegon net income based on IFRS-EU	In EUR million	586	2,358		741	1,525		55

Aegon business performance 1)	Target = 100%	91%	121%		106%	79%		57%

Vesting price Aegon shares	In EUR	4.502	4.423		5.848	4.287		2.079

Inflation in the Netherlands	Consumer Price Index	0.3%	1.4%		1.7%	2.6%		1.3%

Average employee compensation 2)	Total compensation	97	102		104	115		110

	Annual change		5%		2%	11%		(4%	)

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

2021 Executive Board performance indicators

Looking ahead to the 2021 performance years, the 2021 performance indicators for Mr. Friese and Mr. Rider are presented in the tables below.

Lard Friese	Weight	Performance indicators	Performance period

Aegon financial	14%	Free Cash Flow	1 year1)

	7%	Relative Total Shareholder Return	2 year (2020-2021)2)

	7%	Addressable Expenses	1 year3)

	7%	Underlying Earnings Before Tax	1 year

	7%	Market Consistent Value of New Business	1 year

	7%	Operating Plan Earnings Contribution	1 year

Aegon Non-financial	21%	Operating Plan Execution	1 year

Personal	10%	Strategic Roadmap Development	1 year

	10%	Execution of capital initiatives in line with Strategic Roadmap	1 year

	5%	Women in Senior Management	1 year

	5%	ESG Strategy Development	1 year

Total	100%

[1]

Will become a retrospective 3-year performance period from 2023 onwards. It is phased in with a 1-year performance period (2021) for the 2021 plan year and a 2-year performance period (2021-2022) for the 2022 plan year.

[2]	Will become a retrospective 3-year performance period from 2022 onwards. This year is the last transition year, which has a retrospective 2-year performance period (2020-2021).
[3]

Will become a retrospective 3-year performance period from 2023 onwards. It is phased in with a 1-year performance period (2021) for the 2021 plan year and a 2-year performance period (2021-2022) for the 2022 plan year.

Aegon Annual Report on Form 20-F 2020

Remuneration Report 86

Matt Rider	Weight	Performance indicators	Performance period

Aegon financial	14%	Free Cash Flow	1 year1)

	7%	Relative Total Shareholder Return	2 year (2020-2021)2)

	7%	Addressable Expenses	1 year3)

	7%	Underlying Earnings Before Tax	1 year

	7%	Market Consistent Value of New Business	1 year

	7%	Operating Plan Earnings Contribution	1 year

Aegon Non-financial	21%	Operating Plan Execution	1 year

Personal	15%	Finance Strategy Execution	1 year

	5%	Strategic Roadmap Development	1 year

	5%	Execution of capital initiatives in line with Strategic Roadmap	1 year

	5%	Women in Senior Management	1 year

Total	100%

[1]

Will become a retrospective 3-year performance period from 2023 onwards. It is phased in with a 1-year performance period (2021) for the 2021 plan year and a 2-year performance period (2021-2022) for the 2022 plan year.

[2]	Will become a retrospective 3-year performance period from 2022 onwards. This year is the last transition year, which has a retrospective 2-year performance period (2020-2021).
[3]

Will become a retrospective 3-year performance period from 2023 onwards. It is phased in with a 1-year performance period (2021) for the 2021 plan year and a 2-year performance period (2021-2022) for the 2022 plan year.

Scope	Performance indicators	Definition

Aegon financial	Free Cash Flow	Free cash flow represents cash flow from remittances from the units less the Holding funding and operating expenses. The 2021 target is based on the 2021-2023 target which was disclosed at the Capital Market Day in December 2020.

	Relative TSR	Aegon’s position relative to 7 US and 7 non-US peers when looking at Total Shareholder Return for a retrospective 2-year performance period (2020-2021). These peers are selected for being the most similar to Aegon based on their index listing, industry classification, 5-year monthly Beta, Market Capitalization and Total Revenue8). The target is position 5, while the threshold is set at the median position.

	Addressable Expenses	Represents those expenses reflected in underlying earnings, excluding deferable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. The 2021 target is based on the 2021-2023 target which was disclosed at the Capital Market Day in December 2020.

	Underlying Earnings Before Tax	Underlying earnings before tax reflect our profit from underlying business operations and exclude components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. The target is based on the approved 2021 budget.

Market Consistent Value of New Business

Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The target is based on the approved 2021 budget.

	Operating Plan Earnings Contribution	Measures the expected run-rate earnings contribution for initiatives which move to the execution phase in 2021 compared to the overall internal contribution target which was set in the granular operating plan for 2021.

Aegon non-financial	Operating Plan Execution	Measures the timely completion of milestones and the total degree of milestone completed in 2021, including milestones related to organizational health, compared to targets which were agreed in the granular operating plan.

Lard Friese	Strategic Roadmap Development	Develop Strategic Roadmap for strategic assets and growth markets.

	Execution of capital initiatives in line with Strategic Roadmap	Complete management actions in relation to financial assets, sub-scale businesses and other ventures.

	Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 34%.

	ESG Strategy Development	Further integrate ESG into Group Strategy.

Matt Rider	Finance Strategy Execution	Complete the 2021 milestones from the Finance Strategy.

	Strategic Roadmap Development	Support development of strategic roadmap for strategic assets and growth markets.

	Execution of capital initiatives in line with Strategic Roadmap	Support completion management actions in relation to financial assets, sub-scale businesses and other ventures.

	Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 34%.

[1]

The US peers are Axa Equitable Holdings, Principal Financial Group, Unum Group, Lincoln National Corp, Prudential Financial, Brighthouse Financial and MetLife. The non-US peers are Athene Holding, NN Group, Swiss Life Holding, Assicurazioni Generali, Baloise Holding, Prudential and ASR Nederland.

Aegon Annual Report on Form 20-F 2020

Non-financial policies, procedures and outcomes 87

Non-financial policies,

procedures and outcomes

As a company, Aegon is committed to doing business responsibly. We have internal policies, procedures and frameworks setting out how decisions should be made in areas such as procurement, investment, tax, product development, remuneration and information security. We also have a Code of Conduct, which applies to all Aegon employees worldwide. The Code of Conduct contains basic principles governing our workplace, social responsibility and business conduct. The aim of these policies and procedures is to protect stakeholders by ensuring we are aware in our decision-making of all relevant financial and non-

financial factors. We monitor implementation and take remedial action where necessary to ensure full compliance. We have a dedicated Non-Financial Risk Committee, meeting monthly. The Committee’s members are drawn from Aegon’s Legal, Compliance and Risk departments, among others.

The table below shows how various environment, social and governance (ESG) risks are incorporated into Aegon’s decision-making processes, as well as the measurement of outcomes, policies and metrics.

EU Directive 2014/95/EU on Non- Financial Information	Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2020
Article 3.1.b(i)	Business	Code of Conduct
Environmental,	conduct
social and personnel matters	and ethics	• Applies to all employees worldwide	• Total number of incidents of fraud involving employees, intermediaries and third parties

•  Incidents of possible fraud involving employees, intermediaries and third parties decreased to 4,014. The decrease is related to a decrease in the number of attempted account takeovers in the US. We are comfortable that the controls implemented in 2018 are effective as very few attempts have been successful.

		• Covers topics such as data protection, environmental responsibility, human rights and money laundering	• Significant fines1) to address cases of mis-selling

•  Significant fines amounted to EUR 8.2 million; in the Americas, Transamerica had two fines related to the sale of insurance products. One fine was received following a market conduct examination and another was due to a failure to supervise a distribution partner selling products outside its permissions.

		• Also contains provisions for reporting suspected illegal and unethical behavior	• Percentage of employees completing training on Code of Conduct.	• 97% of employees completed mandatory Code of Conduct training (up from 95% the previous year).
• Training on the Code is obligatory for all employees.

•  Overall there is satisfactory progress with 76% of the Group and strategic business unit actions completed and an additional 4% of actions progressing within their deadlines. Nineteen action items were postponed to 2021. Carried-over actions constitute non-material items that do not pose regulatory or compliance risks, with targeted completion for early 2021.

		In addition to the Code of Conduct, Aegon has separate global policies addressing prevention of financial crime (fraud, money laundering, economic sanctions, bribery and corruption). Aegon also has the Speak Up program , allowing employees and those outside the Company to report suspected infringements of the Code of Conduct in complete confidence.	• Policy attestation for bribery and corruption risk (Conflict of Interest and Gift & Entertainment policies).

•  86% compliance with Aegon bribery and corruption policies (down from 89% the previous year). This figure reflects business units’ compliance with specific requirements within our Conflict of Interest and Gift & Entertainment policies; where there is not full compliance, this does not indicate a breach of the policy, but areas where units have requested time to further strengthen internal governance.

CONTINUATION > Aegon Annual Report on Form 20-F 2020

Non-financial policies, procedures and outcomes 88

EU Directive 2014/95/EU on Non- Financial Information	Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2020
Article 3.1.b(i)	Community	Charitable Donations Standards
Environmental,	investment
social and personnel matters		• Covers Aegon’s objectives with regard to community investment, including priority areas, selection criteria, governance and approval	• Cash donations to charities and other good causes	• Cash donations totaled EUR 9.5 million, an increase of 16.4% from EUR 8.2 million.
		• Also details Aegon’s contribution to humanitarian aid	• Value of employee volunteering hours granted	• Value of employee volunteering totaled EUR 0.2 million, a decrease of 77.8% from EUR 0.9 million.
• Value of community investment as % net income

•  Total value of community investment amounted to EUR 9.7 million, an increase from EUR 9.0 million. Total community investment represented 17.6 % of our net income, up from 0.6% in 2019. The increase was due mainly to the decrease in net income for 2020.

Article 3.1.b(i) Environmental, social and personnel matters	Data protection	Global Information Security Policy • Sets out Company’s approach to cyber threats and data protection	• Maintenance of an internal IT Control Framework, and action items to address gaps in performance are documented and monitored	• Institutions like Aegon will continue to remain subject to information security attacks.
		• Applies to all Aegon businesses	• The internal IT Control Framework is regularly mapped and updated to embed new and updated market standards	• To Aegon’s knowledge, the security attacks and events it experienced in 2020 were not material in nature.
		• Supported by mandatory training in data and cyber security	• Periodic attestation to the internal IT Control Framework, with certain exceptions as applicable by country unit, for among other reasons adequate implementation timelines
• Oversight by Global Chief Information Security Officer
Article 3.1.b(i) Environmental,	Inclusion and	Statement on Inclusion & Diversity
social and personnel matters	diversity	• Applies to all Aegon businesses worldwide	• Proportion of women in workforce	• Women accounted for 50% of Aegon’s workforce (up from 49%).
		• Diversity also included in the Code of Conduct	• Proportion of women in senior management and at Supervisory, Executive or Management Board level	• Women accounted for 32% of the Company’s senior management (up from 29%). For details of our Supervisory, Executive and Management Board members, see pages 53-57, and 407.
• Diversity targets in place for Aegon’s Supervisory, Executive and Management Boards

CONTINUATION > Aegon Annual Report on Form 20-F 2020

Non-financial policies, procedures and outcomes 89

EU Directive 2014/95/EU on Non- Financial Information	Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2020
Article 3.1.b(i)	Environment	Environmental Policy
Environmental,
social and personnel matters		• Emphasizes importance of minimizing damage to the environment through the Company’s use of energy and other resources2)	• Greenhouse gas (GHG) emissions from business operations (metric tons carbon dioxide-equivalent (CO2e))

•  Gross / location-based GHG emissions totaled 41,205 metric tons, down 30.5% compared with 2019. Net / market-based GHG emissions totaled 7,237 metric tons, down 59.4%. The significant decrease in emissions was due to lower energy consumption at our premises and reduced air travel as a result of changes to working practices in response to the COVID-19 pandemic. Accordingly, net / market-based emissions per employee were 57.9% lower at 0.4 metric tons, and 49.5% lower per EUR million revenue at 0.3 metric tons.

		• Commits Aegon, where possible, to using renewable or sustainable sources of energy	• Energy consumption and air travel	• Electricity consumption decreased 15.1% from 88.9 GWh in 2019 to 75.5 GWh.
• Gas consumption decreased 26.5% from 25.4 GWh in 2019 to 18.7 GWh.
• Air travel decreased 76.0% from 89.4 million km in 2019 to 22.1 million km.
			• Renewable energy	• Consumption of renewable electricity as a proportion of total electricity consumption increased to 99% (74.7 GWh) compared with 97% (86.1 GWh) in 2019.
• Consumption of renewable energy as a proportion of total energy consumption increased to 79% (74.7 GWh) compared with 75% (86.1 GWh) in 2019.
Article 3.1.b(ii) Respect for human rights	Human rights

Statement on Human Rights

•  Based on the UN Declaration of Human Rights, core standards of the International Labor Organization and the principles of the UN Global Compact.

•  Commits Aegon to upholding international human rights standards at all businesses where the Company has sufficient management control and, where possible, to ensure partners live up to the same standards.

•  Consideration for human rights is built into Aegon’s Responsible Investment Policy, Vendor Code of Conduct and the Statement on Inclusion and Diversity. Other Company policies also cover aspects of human rights, including:

•  Code of Conduct

•  Speak Up

•  Gift and Entertainment

•  Conflict of Interest

•  Employment Screening

•  Anti-money laundering

•  Sanctions

•  Anti-fraud

•  Distribution Risk management

•  Third Party Risk management

•  Aegon UK also issues a modern slavery statement (in line with the UK government’s 2015 Modern Slavery Act).

•  Results of Aegon’s biennial global Human Rights Risk Assessment (conducted internally and based on external sources3)). The assessment scores Aegon’s countries against a combination of ten publicly available indicators:

•  Civil and political rights

•  Corruption

•  Human development

•  Health coverage

•  Business environment

•  Illicit economy

•  Gender development

•  Working conditions

•  Rule of law

•  Internet inclusion

•  Our 2020 assessment identified four ‘Aegon’ countries where the operating environment presents a meaningful human rights risk:

•  China

•  India

•  Indonesia

•  Turkey

•  These risks relate essentially to outside political factors. In the US, the Netherlands and UK, Aegon faces little or no significant human rights risk. In Southern and Eastern Europe, the environment is potentially more difficult, particularly with regard to corruption. In the Americas, risk is concentrated in Brazil and Mexico; again, this relates mainly to corruption.

•  For those countries with highest risk, Aegon has recommended preventative or remedial measures for local management4) focusing on indicators where Aegon has the greatest potential to minimize the human rights faced by the company. The aim, with these measures, is to ensure Aegon’s overall human rights risk remains low.

CONTINUATION > Aegon Annual Report on Form 20-F 2020

Non-financial policies, procedures and outcomes 90

EU Directive 2014/95/EU on Non- Financial Information	Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2020
Article 3.1.b(i)	Investment	Responsible Investment Policy
Environmental,
social and personnel matters		• Covers all major asset classes	• Total investments in responsible investment solutions (RIS)	• Our responsible investment solutions totaled EUR 213 billion.

•  Sets out minimum social and environmental standards for Aegon’s investments

Under the policy, Aegon excludes investment in some areas, including controversial weapons, tobacco, oil sands and certain coal mining companies. Aegon’s approach in this area is overseen by our Responsible Business and Investment Committee (‘RBIC’), which is chaired by a Management Board member. It is responsible for monitoring, discussing and advising the Management Board on all subjects and issues deemed relevant for the proper execution of the Responsible Investment (RI) Policy. The Responsible Investment department at AAM works closely with risk management and compliance functions to ensure that RI activities are part of company reporting, compliance and risk management activities where possible. Aegon also has an extensive program of engagement with issuers, focused on ESG issues. Throughout 2020, we refreshed our company-wide Responsible Investment Policy which we put into force as of January 2021. In this policy, next to reiterating all our previous environmental commitments, we further limit our coal-related investments through broadening the exclusion criteria for coal producers and companies with coal-fired electricity generation capacity.

• Companies engaged with as part of Aegon’s approach to responsible investment

•  49% of our engagements addressed corporate governance matters, including corruption, remuneration and board structure.

•  20% of our engagements addressed social issues including health, human rights (diversity, living wage, access to medicine, COVID-19 and its adverse impacts, for example on working conditions).

•  24% of our engagements addressed issues concerning the environment, with climate change constituting the most common discussion theme.

Article 3.1.b(i) Environmental, social and personnel matters	Occupational health and safety	Global Health & Safety Statement
		• Commits Aegon to upholding high health and safety standards in its offices	• Number of work-related injuries and illnesses	• Work-related injuries and illnesses decreased by 74.5% to 47, from 184 the previous year.
		• Aim is to limit work-related injuries and illnesses (including stress) to an absolute minimum	• Absentee rate	• Employee absenteeism decreased to 1.7%, from 1.8% the previous year.
Article 3.1.b(i)	Procurement	Vendor Code of Conduct
Environmental,
social and personnel matters

•  Sets the standards for the business relationship between Aegon and its vendors in order to enable Aegon manage the most material environment, social and governance risks associated with our procurement of goods and services under the following categories:

•  Corporate governance

•  Human rights

•  Labor rights and good health & well-being

•  Climate change and biodiversity

•  Aegon requires its vendors to comply with the Standards and assesses the ESG-related performance of those vendors against the standards, and may monitor for performance improvement.

• Top 250 suppliers (representing 80% of total procurement spend) scored for environment, social and governance performance through the EcoVadis platform.

•  By the end of 2020, 67 of Aegon’s in-scope suppliers (top 250 representing 84% total spend) had so far been assessed for ESG performance through our implementation of the EcoVadis rating platform. This equates to 56% of the in-scope procurement spend. In the previous year, 41% of our total procurement spend was covered by the former Supplier Sustainability Declaration process.

Article 3.1.b(i)	Product	Pricing and Product Development Policy
Environmental,	development
social and personnel matters		• Sets out market conduct principles, aimed at ensuring fair treatment of customers and reasonable distribution of returns between customers, intermediaries and shareholders.	• Percentage compliance with terms of Pricing and Product Development Policy	• 93% compliance with requirements of Pricing and Product Development Policy (down from 94% the previous year), due to increased policy granularity.

CONTINUATION > Aegon Annual Report on Form 20-F 2020

Non-financial policies, procedures and outcomes 91

EU Directive 2014/95/EU on Non- Financial Information	Area	Policy or guideline	Indicators (used to monitor compliance and/or outcomes)	Performance 2020
Article 3.1.b(i) Environmental, social and personnel matters	Remuneration	Global Remuneration Framework

•  Details Company’s approach to pay, based on principle of ‘pay for performance’

•  Variable pay for Aegon executives and other senior management is based on both financial and non-financial performance metrics (including employee engagement and customer loyalty scores)

			• Percentage of compliance with requirements of the Global Remuneration Framework	• 95% compliance with requirements of the Global Remuneration Framework (up from 94% compliance the previous year)[5].

Article 3.1.b(i)	Tax	Global Tax Policy
Environmental,
social and personnel matters

•  Based on principles of ‘fair taxes’ and ‘tax follows business’ (tax is paid at the right amount in the right places, and that decisions are taken for business reasons, not for potential tax advantages).

			• Total taxes borne by Aegon (US, Netherlands, UK, Asia and Others)	• EUR 319 million paid by Aegon in tax and;
			• Taxes collected on behalf of others	• another EUR 2.51 billion in taxes collected on behalf of others.

[1]	Includes any fines in excess of EUR 100,000.
[2]	Aegon no longer collects data on water consumption. As an office-based company, our water use is not material.
[3]

The methodology for Aegon’s Human Rights Risk Assessment is derived from the UN Declaration of Human Rights. The assessment uses publicly available data from ten non-governmental organizations specializing in human rights and which have a reputation for conducting fair and appropriate assessments and include Freedom House, Transparency International, UN Development Program, the World Bank and the World Health Organization.

[4]

These measures include effective access to Speak Up, raising employees’ awareness of human rights risk, ensuring basic healthcare and financial services for employees, suggesting alternative employee representation where there is no independent trade union, ensuring neutrality at times of regime change and enforcing a zero tolerance approach to corruption and discrimination in the workplace.

[5]	The assessment of compliance against the Global Remuneration Framework was limited to our largest business units only (Aegon NL, Aegon UK and Transamerica).

Aegon Annual Report on Form 20-F 2020

Code of Conduct 92

Code of Conduct

Aegon’s Code of Conduct embodies the Company’s values and helps ensure that all employees act ethically and responsibly and is available at https://aegon.com/investors/compliance/code-of-conduct/?page=1.

It prescribes a mandatory set of standards for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders.

Aegon’s Code of Conduct applies to all directors, officers and employees of all Aegon companies around the world (regardless of the contractual basis of their employment), including associate companies, joint ventures and other co-operative ventures.

All Aegon employees must certify that they have read and understood the Code of Conduct, and agree to abide by it. Employees are also required to follow a mandatory e-learning to help embed the principles of the Code in the way they work.

Reporting misconduct

Employees are often the first people to witness any wrongdoing within the company. It is important that such incidents, which include incidents of internal fraud, are quickly identified and resolved to prevent or reduce any adverse effects, such as financial loss and reputational harm. Aegon is committed to creating and maintaining an open and supportive culture, one where employees feel safe to raise concerns or report suspected or actual violations. Employees are encouraged to use the available reporting channels to report concerns of poor practice, and inappropriate, unethical, fraudulent or illegal behavior.

It is also possible for employees to report violations outside the normal reporting channels if they wish to remain anonymous, or to elevate the matter to higher levels within the organization. Aegon has contracted an independent third party to provide an anonymous and confidential method to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all of the countries in which Aegon conducts business (24 hours a day, seven days a week). All reports are investigated and results are reported to the Audit Committee of the Supervisory Board. As part of an open and supportive culture, Aegon will protect employees - who, in good faith and with due care, report concerns of poor practice, inappropriate, unethical or illegal behavior - against any form of retaliation. Employees who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer.

Aegon Annual Report on Form 20-F 2020

Regulation and supervision 93

Regulation and supervision

Individually regulated Aegon companies are each subject to prudential supervision in their respective home countries. (Re)insurance companies and Aegon Bank (KNAB), as well as some of the investment undertakings in the Group, are required to maintain a minimum solvency margin based on local requirements. In addition, the Group as a whole is subject to prudential requirements on a group basis, including capital, internal governance, risk management, reporting and disclosure requirements, pursuant to Solvency II and the Financial Conglomerates Directive. Eligible capital to cover solvency requirements includes shareholders’ equity, perpetual capital securities, and dated subordinated debt.

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

The Solvency II framework is structured along three pillars. Pillar 1 comprises quantitative requirements (including technical provisions, valuation of assets and liabilities, solvency requirements and own fund requirements). Pillar 2 requirements include governance and risk management requirements, and requirements for effective supervision (the supervisory review process). Pillar 3 consists of disclosure and supervisory reporting requirements. These three pillars should not only be considered in isolation, but also in terms of how they interact with one another. More complex risks, for instance, require a stronger risk management and governance structure or could lead to higher capital requirements. In addition to these requirements, which apply to individual EU insurers and reinsurers, the Solvency II framework is complemented by requirements that apply at group level (group supervision). This means that a number of requirements from the Solvency II framework that apply to the individual EU insurance and reinsurance undertakings apply, with necessary modifications, at group level. The core focus of EU insurance supervision is, however, on the supervision of individual EU insurance and reinsurance undertakings.

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

Aegon Annual Report on Form 20-F 2020

Regulation and supervision 94

is disregarded for purposes of calculating SCR. Furthermore, the SCR may consist of limited amounts of off-balance sheet own funds (‘ancillary own funds’ such as letters of credit or guarantees). The MCR must be covered entirely by tier 1 and tier 2 on-balance sheet items (‘basic own funds’).

For the US insurance entities, Authorized Control Level RBC authorizes the commissioner of the state of domicile to take actions necessary to place the company under regulatory control (i.e., rehabilitation or liquidation). Aegon considers the Authorized Control Level RBC to be a level similar to the Solvency II MCR.

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

The persons responsible for these functions are required to be fit and proper. The Pillar 2 requirements include specific requirements relating to the risk management system. This should cover at least the following areas: underwriting and reserving, asset-liability matching, investments (in particular derivatives and similar commitments), liquidity and concentration risk management, operational risk management, deferred taxes, reinsurance and other risk mitigating techniques. Risk management relating to Solvency II is discussed in further detail in the section Risk management on page 111. As part of the risk management system, insurance and reinsurance undertakings are required to undertake an ORSA, which includes the overall solvency needs of the undertaking, taking into account the risk profile, risk tolerance limits and business strategy, the ongoing compliance with Solvency II capital requirements and rules regarding technical provisions, and the extent to which the risk profile of the undertaking deviates from the assumptions underlying the calculation of the SCR. Solvency II Pillar 2 requirements also include detailed requirements with respect to outsourcing, including intra group outsourcing. The Supervisory Review Process (SRP), which is part of Pillar 2, allows supervisory authorities to supervise the ongoing compliance of insurance and reinsurance undertakings with Solvency II requirements. Possible enforcement measures include: the imposition of capital add-ons (for instance in the event that the risk profile of the undertaking deviates from the SCR calculation or if there are weaknesses in the system of governance); the requirement to submit and execute a recovery plan (in the event of a (potential) breach of the SCR or a short term financing plan (in the event of a (threatening) breach of the MCR); and ultimately, the revocation of an insurance or reinsurance license (a measure that relates to EU-licensed insurance or reinsurance undertakings, and not to the Group as a whole, which does not have a license).

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

Group supervision

Solvency II not only imposes regulatory requirements on individual EU insurance and reinsurance undertakings; many of the requirements that apply to the individual insurance and reinsurance undertakings apply, with the necessary modifications, at group level. These requirements include group solvency requirements, group reporting and disclosure requirements, and requirements regarding the system of governance, risk management and internal control framework at group level. The group requirements do not include an MCR. Solvency II does however require groups to maintain eligible own funds, at least equal to a floor, as further defined in the Solvency II rules (the absolute floor of the group solvency capital requirement), which can be considered to be the MCR at group level. Although entities that are not subject to solo supervision under Solvency II (such as entities in other financial sectors, non-financial entities, and regulated and non-regulated entities in third countries) are not directly subject to Solvency II requirements, these entities may be affected indirectly by the Solvency II group requirements.

Aegon Annual Report on Form 20-F 2020

Regulation and supervision 95

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

The difference between these two methods primarily affects the extent to which diversification can be taken into account in the group capital requirements, although for certain types of entities, such as credit institutions or investment firms, diversification at the group level is limited under both calculation methods. Under the Accounting Consolidation method the group is essentially treated as one economic unit whereas the Deduction and Aggregation method requires the group to aggregate entities, rather than fully consolidate entities for the purpose of the group capital requirements.

However, subject to certain conditions, entities in other financial sectors may be included in accordance with the accounting consolidation method. In particular, this may be the case when the group supervisor is satisfied as to the level of integrated management and internal control regarding these entities. Furthermore, DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. As of 2020, as required by DNB, Aegon includes its participation in Aegon Bank N.V. in the Group Solvency ratio, pursuant to new guidance, issued by DNB during 2020, using Basel III requirements (as implemented in Europe) in the EU Capital Requirements Directive (CRD IV) and EU Capital Requirements Regulation (CRR), that Aegon Bank N.V. is subject to. The prudential requirements (including CRD IV and CRR) are described in more detail on page 356.

As referred to in the ‘Capital and liquidity management’ section, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio, the Accounting Consolidation method and the Deduction and Aggregation method. Aegon applies the Accounting Consolidation method as the default method.

However, for insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, with local regulatory requirements to translate these into the Group Solvency position. US insurance and reinsurance entities are included in Aegon’s group solvency calculation in accordance with local US Risk-Based Capital (RBC) requirements. Until June 30, 2017, Aegon used 250% of the local Company Action Level (CAL) RBC as the SCR equivalent. Aegon received approval from DNB to apply a revised methodology, as of July 1, 2017, that includes lowering the conversion factor from 250% to 150% RBC, and reducing the contribution to own funds by 100%

of the local Company Action Level RBC requirement to reflect transferability restrictions. This methodology is subject to annual review, and the change enhances comparability with European peers. The RBC and CAL, as well as the allocation of restricted Tier 1 and Tier 2 capital instruments between the accounting consolidation and deduction and aggregation part of the Group are described in more detail in the ‘Capital and Liquidity’ section of this Annual Report.

Absent any regulatory guidance to the contrary, Aegon’s UK insurance subsidiaries will continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. Aegon will monitor the developments regarding a potential equivalence decision by the European Commission relating to the United Kingdom as well as the developments in the UK insurance regulatory system.

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

Recent developments Solvency II

Solvency II 2020 review

In December 2020 EIOPA issued its final opinion in respect of the technical advice requested by the European Commission in the context of the Solvency II 2020 review. In line with the draft technical advice and the questions raised by the European Commission, the opinion covers, among others, the following areas:

◆	Long-term guarantee (LTG) measures and measures to better reflect equity risk;
◆	Specific methods, assumptions and standard parameters used when calculating the Solvency Capital Requirement under the standard formula;
◆	Technical provisions (including changes to the calculation of the risk margin),
◆	Own funds;
◆	Calculation of the Minimum Capital Requirement;
◆	Reporting and disclosure
◆	Proportionality;
◆	Group supervision;
◆	Freedom to provide services and freedom of establishment (on a cross-border basis and through branch offices);
◆	Macro-prudential policy;
◆	Recovery and resolution;
◆	Insurance guarantee schemes, and
◆	Other items related to the supervision of insurance and reinsurance undertakings.

Aegon Annual Report on Form 20-F 2020

Regulation and supervision 96

The next step is for the European Commission to develop a legislative proposal that is currently expected to be published in the beginning of the 4th quarter of 2021. While the EIOPA Opinion is important input for the European Commission, it will develop its own opinion which elements of the EIOPA Opinion it will take into account and how these will be reflected in the legislative proposal. Subsequently, the co-legislators at European level will assess the proposal in order to arrive at final text, resulting in amendments to the Solvency II Directive and Solvency II Delegated Regulation.

DNB guidance issued during 2020

During 2020, DNB changed its earlier guidance with respect to the treatment of credit institutions in the calculation of group solvency in accordance with Solvency II requirements. As of the 4th quarter of 2020, Aegon is required to include Aegon Bank into group solvency in accordance with Solvency II rules (using CRD IV/CRR capital requirements).

During 2020 DNB amended its guidance with respect to the modeling of deferred taxes (and to the Loss Absorbing Capacity of Deferred Taxes or “LAC DT” - in particular) for the solvency capital calculation pursuant to Solvency II. This was following amendments to the Solvency II Delegated regulation, published in the Official Journal of the EU on June 18, 2019, referred to as the Solvency II 2018 review.

Sustainability and Solvency II

In March 2018, the European Commission adopted its Action Plan on Sustainable Finance. This action plan is part of broader efforts to connect finance with the European and global economy for the benefit of the planet and wider society. Specifically, the Action Plan aims to: (1) reorient capital flows towards sustainable investment in order to achieve sustainable and inclusive growth, (2) manage financial risks stemming from climate change, resource depletion, environmental degradation and social issues; and (3) foster transparency and long-termism in financial and economic activity.

As part of the Action Plan, EIOPA has provided the European Commission in April 2019 with technical advice on the integration of sustainability risks and factors in the delegated acts under Solvency II and the Insurance Distribution Directive (IDD). This advice focused primarily on qualitative requirements in Solvency II and the IDD. The Solvency II advice includes recommendations on the integration of sustainability risks in risk management, including in the calculation of the overall solvency needs in the context of the Own Risk and Solvency Assessment (ORSA) and in the application of the prudent person principle, applicable to the investment of insurers’ assets. In the context of the IDD, the advice focused on the integration of policyholder preferences with respect to sustainability when acquiring insurance products. In addition, the European Commission requested EIOPA’s views on the integration of sustainability, in particular climate-related developments, into the Solvency II framework focusing on quantitative requirements. EIOPA provided its opinion in September 2019, which the European Commission is expected to take into account in the Solvency II 2020 review. A formal legislative proposal by the European Commission in the context of the Solvency II 2020 review is currently expected to be released in the second half of 2021.

Furthermore, in November 2019, DNB published its expectations for the Own Risk and Solvency Assessment (ORSA) with respect to sustainability. In November 2020 EIOPA has published a consultation on the use of climate change risk scenarios in the ORSA in the form of a draft supervisory opinion. According to EIOPA, supervisors such as DNB should expect insurers, in the ORSA, to subject material climate change risks to at least two long-term climate scenarios. The final EIOPA opinion is expected to be published in the spring of 2021.

Financial conglomerate supervision

Since October 2009, Aegon has been subject to supplemental group supervision by DNB in accordance with the requirements of the EU’s Financial Conglomerate Directive. Supplemental group supervision pursuant to the Financial Conglomerate Directive includes supplementary capital adequacy requirements for financial conglomerates and supplementary supervision on risk concentrations and intra-group transactions in the financial conglomerate. Due to the introduction of the Solvency II group supervisory requirements – which include similar, and to a large extent overlapping, requirements to those covered by Financial Conglomerates Directive – supplemental group supervision pursuant to the Financial Conglomerates Directive has become significantly less relevant.

Recovery and resolution and systemic risk

G-SII designation

On November 3, 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). Up until 2019, the FSB reviewed the G-SII designation annually. However, the FSB, in consultation with the IAIS and national authorities, decided not to publish a new list of G-SIIs for 2017 or 2018. In November 2019, in recognition of the fact that the Holistic Framework (see below) provides an enhanced approach to assessing and mitigating systemic risk in the global insurance sector, the FSB decided to suspend the identification of global systemically important insurers (G-SIIs). In November 2022, the FSB will, based on the initial years of experience with the application of the Holistic Framework, review the need to either discontinue or re-establish an annual identification of G-SIIs.

Due to its G-SII status, Aegon was subject to an additional layer of direct supervision at the group level. In accordance with these requirements, Aegon submitted a liquidity risk management plan, a systemic risk management plan, and an ex ante recovery plan to DNB and to the crisis management group (CMG) that was established. In spite of the suspension of the identification of G-SIIs, these requirements, which are included in the holistic

Aegon Annual Report on Form 20-F 2020

Regulation and supervision 97

framework for the assessment and mitigation of systemic risk in the insurance sector, continue in practice. Aegon continues to update these plans on an annual basis. In addition, the Aegon Group’s Resolution Authority (the Dutch Central Bank) is responsible for the development of Aegon’s resolution plan.

Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector, and ComFrame

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

The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise which includes a collective discussion of the outcomes and associated supervisory responses, and an assessment of consistent implementation of supervisory measures. ComFrame establishes supervisory standards and guidance focusing on the effective group-wide supervision of IAIGs. ComFrame is a comprehensive and outcome-focused framework that provides supervisory minimum requirements tailored to the international activities and sizes of IAIGs. ComFrame builds on the Insurance Core Principles that are applicable to the supervision of all insurers. The provisions of both ComFrame and the Insurance Core Principles must be implemented in local legislation in order to have a binding effect.

If the FSB were to discontinue the annual identification of G-SIIs after the review of the Holistic Framework in November 2022 or, alternatively, Aegon would not be identified as a G-SII, Aegon would still be subject to ComFrame and ICS, to the extent these would be implemented in local legislation.

Recovery and resolution

Dutch Act on Recovery & Resolution for Insurers

On January 1, 2019, the Dutch Act on Recovery & Resolution for Insurers (R&R Act) came into force in the Netherlands, replacing the previously applicable intervention regime for insurance companies in the Netherlands faced with financial difficulties. The R&R Act has introduced a revised regulatory framework for recovery and resolution of Dutch insurance and reinsurance companies, and provides for a range of measures to be taken by these companies and the Dutch Central Bank, in order for these insurance and reinsurance companies to be prepared for recovery in circumstances where it no longer meets the required solvency requirements and for orderly resolution, in circumstances where it is failing or is likely to fail. The R&R Act introduces a requirement for Dutch insurance companies and reinsurance companies, such as the Dutch insurance and reinsurance subsidiaries in the Aegon Group, to draw up and maintain an ex ante recovery plan, that should allow these entities, when faced with financial problems, to take measures to recover their solvency ratio and continue to operate in going concern. In addition, the Dutch Central Bank, in its capacity as national resolution authority in gone concern circumstances (as opposed to its role as supervisory authority in going concern) is required to draw up and maintain a resolution plan, which should provide for the orderly resolution of the Dutch insurance and reinsurance entities in the group, or the group, to avoid unnecessary damage to policyholders and beneficiaries and to provide an alternative to ordinary bankruptcy proceedings. The R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group in certain circumstances, to remove, ex ante, impediments to effective resolution of a Dutch insurance or reinsurance undertaking, such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, the prohibition of starting certain new business activities, changes to the legal or operational structure of the group, or the securing certain critical business lines.

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

As a result of the recent adoption of the IAIS Holistic Framework, the developments with respect to the identification of G-SIIs by the FSB and the introduction of the Dutch Act on Recovery & Resolution of Insurers, Aegon will continue to update its ex ante group recovery plan (pursuant to the Dutch Act on Recovery & Resolution of Insurers) and the liquidity risk management plan (which is not required under the Dutch Act on Recovery & Resolution of Insurers but is expected under the Holistic Framework). Similarly, the CMG, established as part of the G-SII requirements, will remain in place. In addition, the Aegon Group’s Resolution Authority (the Dutch Central Bank) remains responsible for the development of Aegon’s resolution plan, pursuant to the Dutch Act on Recovery & Resolution of Insurers and as expected for IAIGs under the Holistic Framework. As part of the Solvency II 2020 review, it is likely that the European Commission will propose to introduce a recovery and resolution regime at European level, based on minimum harmonization, which means that local regimes should meet minimum standards, set at European level.

Aegon Annual Report on Form 20-F 2020

Regulation and supervision 98

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

Intervention by the Dutch Minister of Finance

Lastly, under Part 6 of the Dutch Financial Supervision Act, the Dutch Minister of Finance may intervene immediately, when the stability of the financial system is threatened by the situation of a financial institution, in which case legal or statutory provisions, applicable to the financial institution, might be superseded. The intervention measures available to the Minister of Finance, include in particular the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial institution. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.

Insurance Capital Standards

The IAIS is developing a risk based global Insurance Capital Standard (ICS). The ICS is designed to be appropriate for IAIGs, covered by ComFrame. IAIS standards are not self-executing and must be adopted by local jurisdictions to be formally applicable.

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

The ICS will not be used as a group-wide Prescribed Capital Requirement (PCR) during the monitoring period. The purpose of the five-year monitoring period is to monitor the performance of the ICS over a period of time, and not the capital adequacy of IAIGs. Therefore, ICS results will not be used as a basis to trigger supervisory action and IAIGs are not expected to manage their business to the ICS. During the monitoring period, results based on ICS version 2.0, should we voluntarily decide to prepare these, would be privately disclosed to our group supervisor, reported to the IAIS, and discussed by supervisors at Aegon’s supervisory college. From 2025 onwards, it is envisaged that local jurisdictions will formally enact the ICS, which is described as a minimum standard.

In previous years, Aegon has participated in the ICS field testing to understand the potential consequences for Aegon of the ICS, both from capital and operational perspectives.

IBOR transition

The future of IBORs (Interbank Offered Rates) such as Euribor and LIBOR has been a major topic on the global agenda since the G20 asked the Financial Stability Board (FSB) to undertake a fundamental review of leading interest rate benchmarks in 2013. The FSB proposed new standards to reform interest rate benchmarks and the use of transaction-based input data instead of non-transactional/panel input data. In the EU, this is adopted in the new Benchmark Regulation (BMR), which stipulates that from January 2020 only BMR-compliant benchmarks may be used within the EU.

Aegon recognizes that IBOR transitions potentially have implications for all reporting units, including our insurance, asset management and banking activities. Despite ongoing uncertainties on how the transition from IBORs to alternative benchmarks will be managed, it is widely acknowledged that IBOR benchmarks impact financial products and contracts, including among others, derivatives, corporate bonds, structured debt products, deposits, and mortgages.

The impact of the IBOR transition on the business and operating models is described in transition plans and include among others project solutions and actions, timelines, and ownership to ensure timely preparation and implementation. Aegon is well underway with the implementation of the actions as described in the transition plans. In July 2020, the discount rates used for EUR-denominated cleared derivatives were switched from EONIA to €STR. In the US, the cleared market has switched discount rates from Fed Funds to SOFR in October 2020.

Geopolitical environment

Just before the Brexit transition period ended after 31 December 2020, the European Union and the United Kingdom agreed on a new “Trade and Cooperation Agreement” outlining their post-Brexit relationship. Overall, the agreement does not make provisions for financial services firms in the UK to access the single market of the European Union and contains few provisions specific to financial services. Nevertheless, the main risks for Aegon have been mitigated and a Memorandum of Understanding between the European Union and the United Kingdom is pending (expected by the end of the first quarter of 2021) which should provide further clarity on equivalence. Over the past years, Aegon has implemented various actions to reduce the potential effects of a cliff-edge scenario (e.g., for derivatives & clearing, cross-border policies and data transfer) and although there is still some residual risk, there is no major impact on the organization at the moment. Preparations have been made for the known events that may occur, however, there is an awareness that Brexit might still result in unforeseen events that could have impact even after the transition deal has ended. Hence, the developments are being monitored closely.

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 99

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

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on capital generation, solvency and liquidity, risk balance and responsible business with effective controls. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of capital

In 2020, Aegon updated its Capital Management Policy for the Group to simplify the policy while maintaining strong capital positions at the Group and in the units. Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.

Capital adequacy of Aegon’s operating units

Aegon manages capital in operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units: 150% SCR for Solvency II units and 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to this operating level over-the-cycle.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon establishes a minimum dividend payment level of capital in each of the units: 135% SCR for Solvency II and 350% RBC CAL in the US. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools are used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels.

The regulatory capital requirement, minimum dividend payment level, operating level and actual capitalization for Aegon’s main operating units at December 31, 2020, are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization	Excess over regulatory capital requirement
United States (RBC ratio)	100% RBC CAL	350%	400%	432% RBC CAL	EUR 5.9 bln
Aegon Levensverzekering N.V. (Solvency II ratio)	100% SII SCR	135%	150%	159% SII SCR	EUR 2.0 bln
Scottish Equitable Plc (Solvency II ratio)	100% SII SCR	135%	150%	156% SII SCR	EUR 1.0 bln

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 100

Aegon Americas

In the United States, regulation of the insurance business is principally undertaken at the state level. State insurance regulators and the National Association of Insurance Commissioners (NAIC) have adopted RBC requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate Risk-Based Capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the CAL risk-based capital requirement. This is the regulatory intervention level below which a company must submit a remediation plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of a company.

At the end of 2020, the combined risk-based capital ratio of Aegon’s life insurance subsidiaries in the United States was estimated to be 432% (2019: 470%) of the CAL risk-based capital requirement. The decrease was mainly due to negative market impacts driven by the decline of interest rates and adverse mortality experience impacted by the COVID-19. This was partly offset by the positive impact of earnings from existing business in excess of new business strain and various one-time items, including a refinement of the application of the new variable annuity framework, various mergers and restructuring of reinsurance captives and the sale of the Transamerica Pyramid property.

Under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through the Deduction & Aggregation method using available and required capital as per the RBC regime. Aegon uses 150% of the local RBC CAL as the Solvency II SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation, and in addition, reducing Own Funds by an amount equal to 100% RBC Company Action Level requirement to reflect transferability restrictions. The US conversion methodology is subject to periodic review and approval by the DNB. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement for these entities.

Aegon Levensverzekering N.V. (NL Life)

Aegon Levensverzekering N.V. uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. The initial internal model of NL Life was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. The Solvency II position of NL Life, on December 31, 2020, is estimated to be 159% (2019: 164%). The decrease was mainly driven by widening of mortgage spreads and the negative impact from a decrease in the loss-absorbing capacity of deferred taxes (LAC-DT). NL Life decided to lower the LAC-DT from 65% to 45% to reduce the sensitivity of this factor to economic variances. Increased investments in corporate credits and remittances paid to Group also lowered the Solvency II ratio. This decrease was partly offset by the normalized capital generation on in-force business, favorable impact from assumption changes, and the impact from a change in the internal model to reduce the sensitivity of the solvency ratio to credit spread movements.

Scottish Equitable Plc (SE Plc)

Scottish Equitable Plc (SE Plc) uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of both the matching adjustment (for annuities) and the volatility adjustment (for the with-profits fund). The initial internal model of Aegon UK was approved on December 14, 2015 by the insurance supervisor PRA as part of the Internal Model Application Process. The Solvency II position of SE Plc on December 31, 2020, is estimated to be 156% (2019: 148%). The increase was primarily driven by a favorable impact from the update of the expense assumptions, reflecting the cost reduction initiatives. The normalized capital generation had a further positive impact. This was partly offset by negative market impacts, mainly driven by lower interest rates.

Since January 31, 2020, the United Kingdom is no longer a member of the European Union. Absent any regulatory guidance to the contrary, Aegon’s UK insurance subsidiaries will continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. For more details, reference is made to the section “Regulation and Supervision”.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. In 2020, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.

The Dutch life business implemented internal model changes and invested more in corporate bonds to mitigate volatility caused by the basis risk between the EIOPA VA reference portfolio and its own asset portfolio. Furthermore, it was decided to lower the factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT) from 65% to 45% to reduce the sensitivity of this factor to economic variances going forward.

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 101

Extensive asset-liability management and hedging programs are also in place. Examples of these programs include hedging the interest rate and equity risk stemming from guarantees in the Netherlands, hedging the interest rate risk and equity risk in Aegon UK, and hedging the capital position in the Americas against adverse equity and interest rate movements. In 2020 Aegon initiated a program to materially reduce linear interest rate risk in the US. 25% of this plan had been executed by the end of 2020, primarily by lengthening the duration of its asset portfolio. Aegon has an active global reinsurance program in order to optimize the risk-return profile of other insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not meet the required hurdle rates for all stakeholders including policyholders and shareholders.

Aegon is considering taking further actions to improve its risk-return profile by potentially further hedging the legacy variable annuities block in the US, which will allow us to more actively consider a broad range of options for this block of business.

Furthermore, Aegon announced the sale of the insurance, pension and asset management business in Hungary, Poland, Romania and Turkey to Vienna Insurance Group AG (VIG) and the sale of Stonebridge, a UK-based provider of accident insurance products, both of which were not considered core to Aegon’s strategy.

Cash Capital at Holding and liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is coordinated centrally at Aegon N.V., through Cash Capital at Holding, and managed both centrally and at the operating unit level.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the Company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 to EUR 1.5 billion.

The main sources of liquidity in Cash Capital at Holding are remittances from operating units and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses these cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the Company’s strategy to strengthen the balance sheet through deleveraging, to make capital injections into units as required, to fund dividends on its shares, and to return capital to shareholders if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

As at December 31, 2020, Aegon held a balance of EUR 1.1 billion in Cash Capital at Holding, compared to EUR 1.2 billion on December 31, 2019. The decrease of EUR 50 million reflects the net impact of remittances from operating units and capital injections in operating units, divestitures, earn-out payments and the redemption of senior unsecured notes, holding expenses and capital returns to shareholders. During 2020 Aegon redeemed the maturing USD 500 million senior notes with a coupon of 5.75% issued in 2005.

Proceeds from the sale of Aegon joint ventures in Japan of EUR 153 million were received in 2020 as well as remittances from Aegon Americas (EUR 465 million) and Aegon Netherlands (EUR 175 million). Remittances from other operating units were more than offset by capital injections and investments, amounting to a net outflow of EUR 13 million. These capital injections mainly related to the expansion of Aegon’s life and non-life insurance partnership with Banco Santander following its acquisition of Banco Popular.

During 2020, payments related to 2020 interim dividend and the corresponding share buybacks amounted to EUR 122 million and holding and funding expenses amounted to EUR 297 million.

Liquidity management

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

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 102

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits.

Leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective and efficient use of capital. In managing the use leverage throughout the Group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

Financial leverage

In 2020, Aegon reduced its gross financial leverage by USD 500 million to EUR 6.0 billion through the redemption of a senior note in December 2020 and aims to reduce its gross financial leverage from the current level to the range of EUR 5.0 – 5.5 billion over the period of 2021 to 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and make Aegon more resilient.

The following are metrics that Aegon assesses in managing leverage:

◆	Gross financial leverage ratio;
◆	Fixed charge coverage;
◆	Various rating agency leverage metrics; and
◆	Other metrics, including gross financial leverage divided by normalized capital generation.

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

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the use of a Federal Home Loan Bank (FHLB) facility.

Aegon enters into reinsurance agreements for risk and capital management purposes with several affiliated captive insurance companies (captives). All captives are fully consolidated for IFRS reporting and for Solvency II based on local valuations under equivalence.

The captives are utilized for a number of purposes that may include:

◆	Financing term life insurance (subject to Regulation XXX reserves) and universal life insurance with secondary guarantees (subject to Regulation AXXX reserves) to support lower-risk statutory reserves at a lower cost for policyholders and shareholders;
◆	Managing and segregating risks.

In 2020 Aegon’s exposure to captives was significantly reduced to streamline and simplify Aegon’s legal organization structure in the US and to strengthen the cash flow testing sufficiency through higher statutory reserves. Letters of Credit (LOCs) issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 45 ‘Commitments and contingencies’ to the consolidated financial statements. These LOCs have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured. Existing captive structures are continually monitored and may be re-financed to achieve financial goals.

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

Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at December 31, 2020, Aegon had EUR 72 million outstanding under these programs (2019: EUR 58 million).

To support its commercial paper programs and need for LOCs, and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and an LOC facility of USD 2.4 billion. The syndicated revolving credit facility matures in 2025. The LOC facility matures in 2024. In addition, Aegon also maintains various shorter-dated bilateral backup

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 103

liquidity facilities in addition to committed and uncommitted LOC facilities.

Rating agency ratings

Aegon’s objective is to maintain very strong financial strength ratings in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its main operating units, and a strong credit rating for Aegon N.V..

Following Aegon’s request, Fitch Ratings withdrew its ratings of Aegon N.V., Aegon USA and Aegon UK on December 1, 2020. At that time Fitch Ratings also affirmed the ratings as A- for Aegon N.V.’s long-term issuer rating, BBB+ for Aegon N.V.’s senior debt rating, BBB- for Aegon N.V.’s subordinated debt rating, F2 for Aegon N.V.’s commercial paper rating, A+ for Aegon USA’s financial strength rating and A+ for Aegon UK’s financial strength rating.

Aegon the
December 31, 2020	Aegon N.V.	Aegon USA	Netherlands	Aegon UK
S&P Global1)
Financial strength	-	A+	A+	A+
Long-term issuer	A-	-	-	-
Senior debt	A-	-	-	-
Subordinated debt	BBB	-	-	-
Commercial paper	A-2	-	-	-
Moody’s Investors Service1)
Financial strength	-	A1	-	-
Long-term issuer	A3	-	-	-
Senior debt	A3	-	-	-
Subordinated debt	Baa1	-	-	-
Commercial paper	P-2	-	-	-
A.M. Best1)
Financial strength	-	A	-	-

[1]	S&P Global and A.M. Best have a stable outlook on the ratings. Moody’s Investors Service has a negative outlook on the ratings.

Aegon Group Solvency Ratio

The Solvency II regulatory framework determines the regulatory capital requirements for EU-domiciled insurance and reinsurance entities. In Aegon’s Non-EEA (European Economic Area) regions, (re)insurance entities domiciled in third-countries deemed (provisionally) equivalent (US life insurance entities, Bermuda, and Brazil), the capital requirement is based on local capital requirements. For more information about recent developments on Solvency II, please refer to section ‘Regulation and supervision’.

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II: the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency

II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions. On July 11, 2020, DNB published industry-wide guidelines regarding the treatment of banks in Group Solvency II calculation. As a consequence, Aegon has included Aegon Bank in the calculation of its Group Solvency as per December 31, 2020. Before December 31, 2020 Aegon Bank was excluded from the Group Solvency II ratio. The 2019 year-end Solvency II ratio excluding Aegon Bank was 201%. If Aegon Bank were included, the 2019 comparative ratio would be 198%.

As at December 31, 2020, Aegon’s estimated capital position was:

	December 31, 2020 1)	December 31, 20192)
Group Own Funds	18,582	18,470
Group SCR	9,473	9,173
Group Solvency II ratio	196%	201%

[1]	The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.
[2]	For 2019, the Group Solvency II ratio excludes Aegon Bank. The 2019 Group Solvency II ratio including Aegon Bank is 198% (Own Funds: EUR 19,207 million; SCR: EUR 9,707 million).

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 104

Aegon Group Own Funds amounted to EUR 18,582 million on December 31, 2020 (2019: EUR 18,470 million1). The increase of EUR 112 million in Own Funds since December 31, 2019, was mostly driven by the positive impact from expected return on in-force business and the inclusion of Aegon Bank. The positive impact was partly offset by unfavorable market impacts triggered by the COVID-19 pandemic, reflected by a sharp decrease in interest rates, compounded by negative credit variances partly caused by widening of mortgage spreads.

Aegon’s Group Partial Internal Model (PIM) Solvency Capital Requirement (SCR) amounted to EUR 9,473 million on December 31, 2020 (2019: EUR 9,173 million2). The SCR increased by EUR 300 million since December 31, 2019 and was mainly due to new business strain and the inclusion of Aegon Bank, which was partly offset by the release of in-force SCR.

As a result of the above changes in Own Funds and PIM SCR, the Group Solvency II ratio declined by 5%-points to 196%

in 2020. Beginning in 2020, the foreseen final dividend of EUR 125 million has been deducted from Group Own Funds, a change that was made to better align with the practice of European peers.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the Solvency II ratio. Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position at the balance sheet date for the respective years. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table.

	Scenario	Group				Americas1)				NL Life				SE Plc
		2020		2019		2020		2019		2020		2019		2020		2019
Equity markets	-25%	(11%	)	(12%	)	(29%	)	(27%	)	(5%	)	(7%	)	(5%	)	(5%	)
Equity markets	+25%	7%		12%		20%		33%		1%		2%		(1%	)	4%
Interest rates	-50bps	0%		(4%	)	(3%	)	(13%	)	9%		6%		(1%	)	(2%	)
Interest rates	+50bps	1%		4%		4%		13%		(8%	)	(6%	)	1%		3%
Govt spreads excl EIOPA VA2)	-50bps	3%		10%		n.a.		n.a.		3%		25%		5%		6%
Govt spreads excl EIOPA VA2)	+50bps	(2%	)	(9%	)	n.a.		n.a.		(2%	)	(25%	)	(5%	)	(3%	)
Non-govt spreads excl EIOPA VA2)	-50bps	0%		1%		(1%	)	(3%	)	9%		20%		(10%	)	(9%	)
Non-govt spreads excl EIOPA VA2)	+50bps	0%		(2%	)	1%		4%		(10%	)	(20%	)	6%		10%
US Credit Defaults	+200bps	(18%	)	(19%	)	(38%	)	(37%	)	n.a.		n.a.		n.a.		n.a.
UFR	-15bps	(2%	)	(2%	)	n.a.		n.a.		(6%	)	(6%	)	n.a.		n.a.
Longevity	+5%	(7%	)	(4%	)	(12%	)	(3%	)	(10%	)	(9%	)	(3%	)	(3%	)
Mortgage spreads	-50bps	2%		6%		n.a.		n.a.		6%		15%		n.a.		n.a.
Mortgage spreads	+50bps	(2%	)	(5%	)	n.a.		n.a.		(6%	)	(14%	)	n.a.		n.a.
EIOPA VA	-5bps	0%		(3%	)	n.a.		n.a.		(1%	)	(10%	)	n.a.		n.a.
EIOPA VA	+5bps	0%		3%		n.a.		n.a.		1%		10%		n.a.		n.a.

[1]

The sensitivities presented for Americas include US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after application of the conversion methodology to US regulated (life) companies.

[2]	Spread sensitivities as at December 31, 2019 excluding VA (Volatility Adjustment) have been approximated for reference purposes.

Equity Sensitivities

The Group is exposed to the risk of a fall in equity markets in Aegon Americas driven by adverse impacts on the solvency ratio in Aegon Americas, Aegon the Netherlands and Aegon UK, with Aegon Americas being the largest contributor.

In Aegon Americas, equity sensitivities are primarily driven by the Variable Annuity business, where hedging programs need to consider a balance between targeting stable earnings and stable capital ratios. Under the new Variable Annuity framework which Aegon Americas adopted in 2019, sensitivities are mainly driven by the change in reserves, while required capital is fairly stable. In declining equity markets, Own Funds decrease due to the need to set up higher reserves for the Variable Annuity product, partly offset by payoffs on equity hedge programs. Furthermore, declining equity markets result in a reduction to the assets backing employee pension plan liabilities and a decrease in the value of private equity and hedge fund investments. The decrease in the sensitivity to the equity

[1]	This 2019 published Group Own Funds excludes Aegon Bank. The 2019 Group Own Funds including Aegon Bank is EUR 19,207 million.
[2]	This 2019 published Group SCR excludes Aegon Bank. The 2019 Group SCR including Aegon Bank is EUR 9,707 million.

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 105

up scenario since 2019 is due to an update to the macro hedge program which in the past protected the RBC ratio against extreme falls in equity markets. The new program is designed to provide payoffs in less severe down equity markets, while giving up some gains in up equity markets.

For NL Life, losses in the down shock are driven by the private equity investments in the general account. The asymmetry between up and down shocks is caused by the impact of guarantees and the associated hedges and the impact of the symmetric adjuster on the equity capital which has a prescribed flooring and capping on the shock.

For SE Plc, under an equity down scenario, the reduction in Own Funds is partly offset by the reduction in SCR with the main exposures coming from the Staff Pension scheme and the unitized business. The asymmetry in the exposure is affected by the hedging and treatment of staff pension scheme surplus under IAS19.

Interest Rates Sensitivities

The Group has limited ratio sensitivity to interest rate movements driven by driven by hedging programs in place.

In Aegon Americas, a decrease in interest rates results in a need to set up higher reserves for Variable Annuity and Universal Life products, partly offset by payoffs from interest rate hedge programs. Own Funds decrease further from an increase in employee pension plan liabilities relative to the invested assets. The opposite occurs in rising interest rate scenarios. The decrease in the sensitivity to interest rates is the result of a refinement to the application of the new variable annuity framework and the various mergers that took place over the year.

NL Life is over-hedged on a Solvency II Own Funds basis leading to Own Funds losses when rates go up and Own Funds gains when rates go down. This results in Aegon the Netherlands’ solvency ratio being exposed to rising interest rate scenario.

For SE Plc, exposure to interest rate down scenarios is caused by higher required capital on mortality, expense and policyholder lapse risks which are partly offset by gains on the swaps held in the general account.

Spread Sensitivities

In order to simplify the interpretation of spread sensitivities, the knock-on effects of the EIOPA VA are not reflected in the spread sensitivities shown here. The non-government spread sensitivities include the shocks on mortgages, corporates bonds and structured instruments. With the approval of DNB, starting 4Q 2020, the spread sensitivities reflect the change to the internal model that was made to reduce the sensitivity of the Dutch life solvency ratio to credit spread movements. This impacts the sensitivities shown for non-government spreads, government spreads, mortgage spreads and EIOPA VA.

The Group is exposed to widening of spreads across non-government, government, and mortgage instruments due to lower asset valuation. For Aegon Americas, exposure to narrowing of spreads arises from a lower discount rate for valuing the employee pension plan liabilities. This is partly offset by the impact on Variable Annuities where narrowing credit spreads increase the value of separate account assets resulting in a release of reserves reflecting a lower cost of Variable Annuities guarantees.

Exposure to government spread sensitivities is contributed by NL Life and SE Plc both of which are exposed to spreads widening due to the reduction in the value of their fixed income assets.

Group is exposed to mortgage spreads widening, due to exposure in NL Life, which has an adverse impact on the asset valuation. Aegon Americas credit defaults sensitivity reflects the combined impact of credit defaults and adverse credit rating migrations on assets held in the general account portfolio.

Longevity Sensitivities

The Group is exposed to higher longevity driven by Aegon Americas, NL Life, and SE Plc, due to the higher liability valuation since longevity is only partially hedged. Higher longevity also increases the SCR requirements held by these units. The increase in longevity scenario in Aegon Americas is driven by the need to set up additional reserves for the Long Term Care business under the scenario following the assumption updates during the year.

Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses.

Solvency II distinguishes between basic Own Funds and ancillary Own Funds. Aegon’s total Own Funds are comprised of Tier 1, Tier 2 and Tier 3 basic Own Funds. Aegon does not currently have ancillary Own Funds. Tier 1 basic Own Funds are divided into unrestricted Tier 1 capital and restricted Tier 1 capital. The latter category contains Own Funds instruments subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 Own Funds instruments. Based on agreements with its supervisory authorities, Aegon applies a fungibility and transferability restriction with respect to charitable trusts within Aegon Americas. These restrictions, applied to Aegon’s basic Own Funds, result in Aegon’s Available Own Funds. Aegon used to have a restriction equal to the Own Funds of Aegon Bank, which is reversed as per December 31, 2020 based on the industry-wide guidelines published by DNB regarding the treatment of banks in Solvency II ratios.

Available Own Funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable

Aegon Annual Report on Form 20-F 2020

Capital and liquidity management 106

dividends that meet the IFRS definition of a liability or have been approved by the Board, but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for policyholders, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities, perpetual cumulative subordinated bonds, and perpetual contingent convertible security. Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

Aegon’s Tier 2 capital consists of the subordinated notes issued by Aegon Funding Company LLC (AFC) in 2019, the Solvency II compliant subordinated liabilities that were issued during 2018, and grandfathered dated subordinated notes. Tier 2 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as of January 1, 2016. All call dates are listed in note 31 ‘Other equity instruments’ and note 32 ‘Subordinated borrowings’ to Aegon’s consolidated financial statements.

Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II. Tier 3 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

Eligible Own Funds

Under Solvency II regulation, restrictions apply to the eligibility of restricted Tier 1, Tier 2 and Tier 3 capital. The total of Tier 2 and Tier 3 capital may not exceed 50% of the SCR while the eligibility of Tier 3 capital is limited to 15% of the SCR. Restricted Tier 1 capital may not exceed 20% of Tier 1 Own Funds. As a result, it is possible that part of the Own Funds overflows to another tier or that is not considered eligible in determining the Group Solvency II ratio.

When applying the eligibility restrictions, Aegon determines its tiering limits based on:

◆	EEA entities - representing the part of the Group covered by the Accounting Consolidation (AC) based method, for which tiering limits are based on the SCR of the consolidated part of the Group, i.e. the consolidated group SCR; and
◆	Non-EEA entities - representing the part of the Group covered by the Deduction & Aggregation (D&A) method. If a prudential regime of an equivalent or provisionally equivalent third-country applies, such as the regulatory regimes in the United States, the Own Funds brought in by the Deduction & Aggregation method are allocated to tiers according to the principles laid out in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking.

The table below shows the composition of Aegon’s Available and Eligible Own Funds, taking into consideration tiering restrictions.

The Available Own Funds are equal to the Eligible Own Funds per December 31, 2020. No overflow from restricted Tier 1 to Tier

2 Own Funds is applied per year end 2020 and 2019.

		December 31, 2020		December 31, 2019
	Available Own Funds	Eligible Own Funds	Available Own Funds	Eligible Own Funds
Unrestricted Tier 1	12,972	12,972	12,724	12,724
Restricted Tier 1	2,571	2,571	2,614	2,614
Tier 2	2,340	2,340	2,370	2,370
Tier 3	700	700	762	762
Total Tiers	18,582	18,582	18,470	18,470

[1]	This 2019 published Group Own Funds excludes Aegon Bank. The 2019 Group Own Funds including Aegon Bank are EUR 19,207 million.

Aegon Annual Report on Form 20-F 2020

Asset liability management 107

Asset liability management

Aegon writes long-term life insurance business in the US, Europe and Asia. The product suite includes savings and annuity products that feature a guaranteed level of benefit. Aegon also issues mortgage loans in the Netherlands that are initiated using long-term insurance funds. Products are priced using a market-consistent framework and comprehensive asset liability management (ALM) programs are implemented to ensure that the assets backing policyholder benefits are invested prudently over the long term.

A range of ALM techniques are used across the Group. These range in terms of sophistication and complexity from cash-flow matching (for traditional fixed annuities) to duration matching (for the Universal Life range of products) to derivative-based semi-static and dynamic hedges (to match variable annuities).

The Enterprise Risk Management (ERM) framework includes several risk policies that govern ALM strategies, such as the Investment and Counterparty Risk Policy (ICRP). The ICRP governs the management of investment risks associated with credit, equity, property, alternative asset classes, interest rate and currency risk in addition to option markets, implied volatility risk, interest rate options and swaptions.

As well as product-level ALM programs, subsidiary businesses are required by the ICRP to maintain overarching entity-level ALM strategies that set the direction and limits for the aggregated product-level programs. Significant or complex ALM strategies are approved at group level, and all programs are subject to Group Risk oversight.

Together with the ICRP, which guides ALM strategy, several other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant depending on market circumstances. Liquidity is managed at legal entity level in the first instance, and the large US and Dutch units may use external market solutions to match projected liquidity requirements with funding.

The introduction of Dodd-Frank Act in the United States in 2010 and the European Market Infrastructure Regulation (EMIR) derivative regulations in 2013 has led to Aegon transitioning a significant proportion of formerly over-the-counter positions to clearing houses in recent years. Collateral and margin requirements increased, introducing the potential for liquidity strain, which must be carefully managed. Market volatility can cause collateral requirements to increase rapidly, which means that it is always important to have sufficient high-quality collateral available. Regular liquidity stress testing is used to monitor required liquidity and ensure that sufficient funding is available.

Americas

The investment choices of Aegon’s companies in the United States are subject to regulation dependent upon the laws of the applicable state in which each company is domiciled. Each state prescribes the nature, quality and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government bonds, corporate debt, preferred and common stock, real estate, and mortgage loans, while limiting investment in other classes of investments.

A range of ALM strategies are used at the product-group level. For traditional general account insurance, the ALM strategy is to select high-quality investment assets that are matched to the corresponding liability. This strategy takes currency, yield, and maturity characteristics into consideration. Asset quality and diversification are also taken into account, together with policyholders’ reasonable expectations with regard to the sharing of excess interest. Transamerica has commenced a multi-year program to gradually lengthen the duration of the assets to provide a closer match to the liability duration.

In the United States, Aegon has written a significant volume of variable annuity business, which is managed using sophisticated dynamic hedging techniques. Clearly defined hedge strategies (CDHS) cover first order ‘delta’ and ‘rho’ of withdrawal benefit (GMWB) guarantees, together with higher order programs partially covering ‘gamma’ and ‘vega’ sensitivities. Legacy variable annuity income benefit (GMIB) and death benefit (GMDB) guarantees are currently covered by the ‘Macro Hedge Program’ which provides additional protection for regulatory capital against a sharp fall in equity markets. The potential for extending CDHS coverage to hedge the legacy variable annuities using a dynamic strategy is being reviewed in 2021.

In the United States, Aegon also uses various liquidity management techniques - including a contingent liquidity management facility - to ensure sufficient access to funding for collateral calls in the event of rapidly rising interest rates. Regular stress testing is used to monitor and manage liquidity risk.

The Netherlands

Aegon the Netherlands uses fixed income instruments to match its long-term liabilities. These include high-quality sovereign and corporate bonds, together with a sizeable portfolio of Dutch residential mortgages. A strategic asset allocation is used to manage the asset portfolio. A derivative-based hedge program reduces residual interest rate and other market risk exposures. The hedge program for embedded guarantees is monitored daily in order to offset liability sensitivities and also to protect against volatility in best estimate economic cost of these guarantee liabilities.

Aegon Annual Report on Form 20-F 2020

Asset liability management 108

Derivatives are central to Aegon’s hedging strategy, and the derivatives market has been subject to many changes in recent years. These include the introduction of the EMIR directive in Europe. Furthermore, counterparty risks associated with derivative contracts are mitigated by collateral, and the introduction of central clearing has increased collateral requirements and reduced counterparty risk over recent years.

United Kingdom

Aegon UK primarily uses ALM to protect Solvency II Own Funds. This is achieved by using a unit matching program to guard against fluctuations in best estimate liabilities. Equity options, interest rate and inflation swaps are also used to reduce the residual basis risk associated with unit-linked liabilities. Programs are also in place to match assets with the liabilities of the remaining annuity book and the staff pension scheme.

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

The free assets are partly invested in equity put options and interest rate swaps and swaptions. Aegon UK has an exposure only after these assets have been exhausted. The risk of exposure has been assessed by Aegon UK as remote, based on applying the risk-based capital approach required for Solvency II reporting in the UK. As the fund is closed for new business, the free assets are gradually being distributed to the with-profit policyholders through the applicable bonus system.

Aegon International

Across the Central & Eastern European units, ALM focuses on asset-liability matching in terms of duration and liquidity. In Spain and Portugal, insurance liabilities are predominately long-term life benefits, and the focus of ALM is to minimize interest rate risk by duration matching.

Transamerica Life Bermuda (TLB) was established in 2005 with full-service branches opened in 2006 in Hong Kong and Singapore, writing universal life (UL) products and term products for the high-net-worth segment. TLB’s ALM strategy is to invest in predominantly investment-grade fixed income assets to generate stable returns and support the UL crediting philosophy over the policy term. Derivative instruments can be used for efficient portfolio management and ALM. Assets are invested predominantly in the United States and in US dollar-denominated assets to match the currency of TLB’s products.

Aegon Annual Report on Form 20-F 2020

Reinsurance ceded 109

Reinsurance ceded

Aegon uses reinsurance to primarily manage and diversify risk, limit volatility, improve capital positions, limit maximum losses and gain access to reinsurer support. While the objectives and use can vary by region due to local market considerations and product offerings, the use of reinsurance is coordinated and monitored globally.

In order to minimize its reinsurer defaults exposure, Aegon regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and overcollateralization. For certain agreements, funds are withheld for investment rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by using multiple reinsurers within certain reinsurance agreements.

There are no material problems with reinsurance recoverability. Aegon has exposure to Scottish Re US (SRUS), whose ultimate parent is in liquidation and which itself is in rehabilitation with the Delaware regulator since March 2019. Aegon is continuing discussions with the receiver and the regulator to assess options provided in the rehabilitation plan, as well as liquidation. Transamerica has set up a valuation allowance of USD 143 million (EUR 125 million) in relation to the ongoing rehabilitation process. Separately, Aegon ceded business to Senior Health Insurance of Pennsylvania (SHIP). The Pennsylvania Insurance Commissioner filed an application in January 2020 with the state’s Commonwealth Court to have SHIP placed in rehabilitation. Aegon was protected by a trust account and had assessed that the trust assets were sufficient to cover the reserves and receivables from SHIP on Aegon’s balance sheet. In December 2020, Aegon completed the recapture of the reserves with SHIP and the transfer of the assets under the management of Aegon Asset Management. SHIP will retain a remainder interest in the trust assets should there be any left over after all obligations are paid.

External reinsurance counterparties are, in general, major global reinsurers. At the same time, local reinsurers are utilized to ensure a balance for local capacity and diversification. The role of Corporate Center and use of reinsurance by region is explained in more details below:

Corporate Center

Global coordination takes place through Aegon Corporate Center, working closely with local business units. The Global Reinsurance Use Committee (GRUC) is a global body that shares and discusses updates and matters of interest among local and global reinsurance managers. The GRUC also oversees Aegon’s Reinsurance Use Policy and facilitates approval of transactions and reinsurers as required by the Policy. Reports are shared with the Global Risk and Capital Committee, Group Management Board and Supervisory Board Risk Committee as appropriate.

Americas

Aegon Americas manages its life insurance exposure through various types of agreements with reinsurers. It relies heavily on quota-share and excess-of-loss reinsurance arrangements. The primary purpose of these agreements is to diversify Aegon Americas’ overall risk and limit the maximum loss on risks that exceed policy retention levels. Maximum retention levels vary by product, method of underwriting, and the nature of the risk being reinsured. In most recent years, Americas has also used Excess of Loss Reinsurance to support reserves considered as excessive or redundant supporting secondary guarantees of Universal Life or Term business.

The Netherlands

Aegon the Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity and ‘excess of loss’ contracts. Reinsurance helps Aegon manage, mitigate, and diversify its insurance risks, and thereby limit the maximum loss it may incur. Since January 1, 2014, Aegon the Netherlands has reinsured its term life assurance through a quota-sharing contract. Aegon the Netherlands no longer writes new term life assurance, but the existing reinsurance arrangements remain in force. In December 2019, Aegon announced the reinsurance of about one quarter of its longevity exposure in the Netherlands. The contract commenced on December 31, 2019 and will run until the portfolio runs off. For non-life, Aegon the Netherlands historically only reinsured its property, general and motor third-party liability business. For property insurance, motor third-party liability insurance, and general third-party liability, ‘excess of loss’ contracts are in place. In December 2020, Aegon reinsured part of its disability business for the self-employed on a quota share business.

United Kingdom

Aegon UK uses reinsurance to both manage risk and maximize financial value. The degree to which reinsurance is used across the product lines varies, depending largely on the appropriateness and value of reinsurance available in the market. The protection business is significantly reinsured. A reinsurance panel is in place to provide reinsurance, predominantly on a quota-share basis, across the range of benefits. A facultative reinsurance panel is also used to assist the placement of very large cases.

Aegon International

Central and Eastern Europe

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

Aegon Annual Report on Form 20-F 2020

Reinsurance ceded 110

Spain and Portugal

Aegon Spain has a ‘one Aegon’ reinsurance management policy. This means that both its joint ventures in Spain and Portugal and own business are treated as a whole, with similar economic conditions and a similar panel of reinsurers, while individual profit shares without losses are carried forward by each entity belonging to Aegon Spain. The main contract for mortality and morbidity provides proportional reinsurance protection for both its individual risk and group risk policies. Aegon Spain thereby seeks to optimize the cost of reinsurance coverage, while achieving prudential diversification of its insurance risk by limiting the maximum possible losses on risks that exceed retention levels. Household insurance contracts for the Aegon Santander joint ventures follow the same principles, with maximum retention levels varying both by product and by the nature of the risk being reinsured. Natural catastrophe reinsurance programs are also in place to provide cover for high impact - low frequency events. As part of the acquisition of Allianz Popular Vida in the second quarter of 2020, Aegon reinsured the savings business with Santander Seguros.

China: Aegon THTF

Aegon THTF shares its morbidity and mortality risk with international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Aegon THTF reviews the reinsurance structure regularly, adjusting it based on claims experience and its risk acceptance capability.

India: Aegon Life

Aegon Life uses reinsurance for part of the mortality and morbidity risks of the policies it sells.

Hong Kong and Singapore: Transamerica Life Bermuda (TLB)

TLB uses third-party mortality reinsurance for its universal life and traditional policies. Mortality reinsurance takes the form of yearly renewable term, excess-of-retention or quota-share arrangements. This is typically arranged through a pool of reinsurers. TLB entered into a reinsurance treaty to provide further protection for the local solvency position in Singapore.

Aegon Annual Report on Form 20-F 2020

Risk management 111

Risk management

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

This section provides a description of Aegon’s risk management. Risks and risk management are also referred to in various other sections of Aegon’s Annual Report on Form 20-F, as they are relevant throughout the Company, for its various activities and its financial results. Relevant sections are: Aegon’s business environment on page 13; note 4 on Financial Risks in the notes to the consolidated financial statements on page 189; and Risk factors on page 370.

Enterprise Risk Management (ERM) framework

Aegon’s ERM framework is designed and applied to identify and manage potential risks that may affect Aegon. This means identifying and managing individual and aggregate risks within Aegon’s risk tolerance in order to provide reasonable assurance regarding the achievement of Aegon’s objectives. The ERM framework covers the ERM components as identified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon’s businesses for which it has operational control. Aegon’s businesses are required to either adopt the Group-level ERM framework directly, or tailor it to local needs while meeting the requirements of the Group-level ERM framework.

Risk strategy, risk appetite statement and risk tolerances

The formulation of the risk strategy starts with the principle that taking a risk should be based on serving a customer’s need. In terms of Aegon’s purpose statement, risk taking should be instrumental in helping people achieve a lifetime of financial security. The competence with which Aegon is able to manage the risk is assessed and Aegon’s risk preferences are formulated, taking into account Aegon’s risk capacity. The risk preferences eventually lead to a targeted risk profile that reflects the risks Aegon wants to keep on the balance sheet, and the risks Aegon would like to avoid.

Aegon’s risk appetite statement and risk tolerances are established in order to assist management in carrying out Aegon’s strategy using the resources available to Aegon. The risk appetite statement is linked to Aegon’s purpose of helping people achieve a lifetime of financial security. Aegon’s risk appetite statement emphasizes that Aegon businesses:

“Fulfil our promises towards our customers and other stakeholders by delivering sustainable and growing long-term free capital generation, with strong resilience in solvency and liquidity, healthy balance in exposures, and by running a responsible business with effective controls.”

Following from the risk appetite statement, risk tolerances are defined on:

◆	Capital generation, to ensure free capital generation remains sufficiently in line with projections.
◆	Solvency and liquidity, to ensure that Aegon remains solvent and liquid even under adverse scenarios.
◆	Risk balance, to ensure a healthy balance of risk exposures that supports delivering on our capital generation and return on capital targets.
◆	Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions which could lead to material adverse risk events that result in breaking promises or not meeting reasonable expectations of customers, legal breaches or reputational damage.

The tolerances are further developed into measures, limits and thresholds that have to be complied with to remain within the tolerances.

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the Company is exposed. In order to assess all risks, a consistent methodology for measuring risks is required. Aegon’s methodology for this is documented in a manual and kept up to date. The risk metrics are embedded in Aegon’s key reports and are used for decision making.

Risk response

Aegon distinguishes the following risk responses:

◆	Management can accept the risk when the risk exposure is within the set risk tolerance; and
◆	Management can decide to control, transfer or avoid the risk when an exposure exceeds the established risk tolerance or if cost-benefit analysis supports further actions.

Aegon Annual Report on Form 20-F 2020

Risk management 112

Risk monitoring and reporting

Risks are monitored regularly and reported on at least a quarterly basis. The impact of key financial, underwriting, and operational risk drivers on earnings and capital is shown in the quarterly risk dashboard for the various risk types both separately as well as on an aggregate basis.

Risk exposures are compared with the limits as defined by Aegon’s risk tolerance statements. Reporting also includes risk policy compliance and incident and compliance reporting. Finally, the main risks derived from Aegon’s strategy and the day-to-day business are discussed, as well as forward looking points for attention. If necessary, mitigating actions are taken and documented.

Risk control

A system of effective controls is required to mitigate the risks identified. In Aegon’s ERM framework, risk control includes risk governance, risk policies, internal control framework, model validation, risk embedding, risk culture and compliance.

Risk universe and risk appetite

The risk factors described in this Annual Report on Form 20-F (see risk factors in the ‘additional information’ section) generally have an impact on financial markets (e.g. interest rates and share prices), underwriting assumptions (e.g. longevity and policyholder behavior) or result in operational risk events (e.g. fraud and business disruption). Aegon’s risk universe is structured to reflect the type of risk events to which the Company is exposed. The identified risk categories are financial risk, underwriting risk, and operational risk. Specific risk types are identified within these risk categories. The risk universe captures all known material risks to which Aegon is exposed. These risks, internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon’s core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, investment risk, interest rate risk and currency risk.	Low to medium - Accepted where it meets customer needs and the risk return profile is acceptable.
Operational	Operational risk results from operational failures or external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low - Accepted as a necessary condition of conducting business, but mitigated as much as possible in an economically efficient manner.

Most significant risks

The most significant risks Aegon faces in terms of exposures and required capital are:

◆	Financial markets risks (particularly related to credit, equity, and interest rates);
◆	Underwriting risk (particularly related to longevity and policyholder behavior); and
◆	Operational risks (particularly related to reputation and continuity of operations).

Description of risk types

Financial risk

Credit risk

Credit risk is the risk of economic loss due to the deterioration in the financial condition of counterparties, either through fair value losses on traded securities or through defaults on traded securities, loans, and mortgages. Having a well-diversified investment portfolio means that Aegon can accept credit spread risk to earn a liquidity premium on assets that match liabilities. The focus is on high-quality securities with low expected defaults because Aegon has a low appetite for default risk.

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

Currency exchange rate risk

As an international company, Aegon is exposed to different currencies, and therefore to movements in currency exchange rates. Foreign currency exposure exists primarily when policies are denominated in currencies other than the issuer’s functional

Aegon Annual Report on Form 20-F 2020

Risk management 113

currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are held in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Currency exchange rate fluctuations therefore affect the level of shareholders’ equity as a result of converting local currencies into euro (EUR), the Group’s reporting currency. The Company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

Liquidity risk

Aegon needs to maintain sufficient liquidity to meet short-term cash demands, not only under normal conditions, but also in the event of a crisis. To that end, Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place.

Underwriting risk

Underwriting risk relates to the products sold by Aegon’s insurance entities and represents the risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, morbidity, policyholder behavior, P&C claims and expenses. Aegon has a preference to selectively grow underwriting risk, but this must work hand-in-hand with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical liabilities are reviewed on a regular basis. Please refer to note 3 Critical accounting estimates and judgment in applying accounting policies to the consolidated financial statement for further information.

Operational risk

Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in used models, actions by personnel, non-compliance to laws and regulations, and natural or man-made disasters, including climate change. In addition, major programs or organizational transformations may also increase potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to avoid such issues as system failures, business disruption, financial crime, and breaches of information security. Aegon monitors and analyses these risks on a regular basis, and where necessary revises contingency plans to deal with them. Aegon’s operational risk universe distinguishes eight risk types: business risk; legal, regulatory, conduct and compliance risks; tax risk; financial crime risk; processing risk; information technology and business disruption risk; people risk; and facility risk. These level 1 risk types are split out into more granular level 2 risk types. The operational risk universe also covers social and environmental risks. Please refer to the chapter on non-financial policies, procedures, and outcomes for an overview of how various environmental, social and governance topics are incorporated in decision making processes and policies throughout the Company.

Information security risk

Information security risk has been recognized by Aegon as an important operational risk. Aegon’s global information security program is intended to establish security controls that safeguard data, technology, and operations, as well as activities outsourced to third parties. Aegon recognizes the need to continually strengthen its existing security control environment and preventative tooling as new cyber threats and exposures emerge. Evaluations and scenario testing of security controls - including detection and response capabilities - are performed by both internal and external experts, and identified vulnerabilities are tracked and monitored by management. This program is overseen by Aegon’s Global Chief Information Security Officer, who has a direct reporting line to the Global Chief Technology Officer, who is a member of the Management Board, in conjunction with local business unit management and information security officers. Moreover, periodic updates are provided to Aegon’s Supervisory Board. Aegon management recognizes the need to establish and maintain adequate information security systems that are capable of addressing potential cyber security attacks.

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

Fraud risk

Aegon is committed to a strong anti-fraud program to protect its clients and assets from fraudulent behavior by clients, business partners, employees or any other external entity or individual. Mandatory requirements for identifying, mitigating, and monitoring internal, external, and intermediary fraud risks are captured in the Group Anti-Fraud policy. Aegon Regions have implemented these requirements in local policies, processes, and procedures. As part of Systematic Integrity Risk Analysis (SIRA) 2020, all regions provided insight in their local anti-fraud programs and indicated that controls with regard to internal, external and intermediary fraud were properly designed and operating effectively.

Aegon Annual Report on Form 20-F 2020

Risk management 114

Environmental, Social & Governance (ESG) risk

ESG risks are covered by Aegon’s risk universe and in 2020 climate risk was more explicitly recognized in the risk universe, given its increasing relevance and the need to manage the impact on Aegon’s risk profile. Risk management regularly interacts and cooperates on ESG risks, including climate risk, with the Global Corporate Sustainability Team reporting into the CEO and the Climate Change Working Group (CCWG) of the Responsible Business and Investment Committee chaired by a member of Aegon’s Management Board. This is covered in more detail in the Responsible Business section and the Task Force on Climate-related Financial Disclosures (TCFD) section of this report. Of note for 2020 were the recognition of climate change and loss of biodiversity as material topics in the Aegon Business environment scan.

Pandemic risk - COVID-19

COVID-19 impacts the company through financial markets and underwriting developments (mortality rates), and also has operational risks. From the onset of the COVID-19 pandemic, targeted control assessments were conducted across all regions to monitor the operational risk impact of the pandemic. The assessments showed that the controls continued to operate effectively. The assessments covered the impact on core business processes, the working from home environment and the related information security risk, service levels to customers, and the health of employees. In addition, ongoing attention was directed at third party risk with the aim to monitor financial health, security and capacity aspects as well as to provide support where needed, to avoid negative knock-on effect for Aegon.

Business environment scan

In addition to the management of described risk types, Aegon performs a business environment scan. The aim is to identify topics, including opportunities and new and developing challenges, which could have significant impact on value creation and Aegon’s financial strength, competitive position, or reputation. The scan essentially functions as a materiality assessment and is meant as a check on the ongoing appropriateness of the risk universe, to ensure completeness of Aegon’s risk assessment and to provide input for ongoing strategy development.

The business environment scan is performed on a biennial basis, with annual updates for significant changes.

Topic identification, mapping and selection are based on desk research, interviews with experts and management selection. Outcomes can be used for materiality reporting, as input for Aegon’s strategy process and for possible follow-up in terms of further analysis, tracking or as a global project. For more information on the materiality reporting refer to the section: Aegon’s business environment on page 13.

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

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory, and internally set requirements, and are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units.

Aegon’s risk management governance structure has four basic layers:

◆	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);
◆	The Executive Board and the Management Board;
◆	The Group Risk & Capital Committee (GRCC) and its sub-committees; and
◆	The Regional Risk & Capital Committees.

The SBRC reports to the Supervisory Board on topics related to the ERM framework and the internal control system. The formal responsibility regarding the effectiveness and design, operation, and appropriateness of the ERM and internal control system rests, however, with the Audit Committee of the Supervisory Board. The Audit Committee works closely together with the SBRC with regard to the oversight of and reports on the effectiveness of the ERM framework and the risk control systems of the Company. The Audit Committee relies on the findings of the SBRC. The SBRC is responsible for overseeing Aegon’s ERM framework, including risk governance and measures taken to ensure risk management is properly integrated into the Company’s broader strategy.

For a description of the main roles and responsibilities of the SBRC see the section on the Risk Committee on page 62 of the Report of the Supervisory Board in this Annual Report.

It is the responsibility of the Executive Board and the Group’s Chief Risk Officer (CRO) to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity, or operations of the Company.

Aegon Annual Report on Form 20-F 2020

Risk management 115

Aegon’s Executive Board has overall responsibility for risk management. The Executive Board adopts the risk strategy, risk governance, risk tolerance and material changes in risk methodology and risk policies. The Group’s CRO has a standing invitation to attend Executive Board meetings and a direct reporting line to the Supervisory Board to discuss ERM and related matters and is a member of the Management Board.

The Management Board oversees a broad range of strategic and operational issues. While the Executive Board is Aegon’s statutory executive body, the Management Board provides vital support and expertise in safeguarding Aegon’s strategic goals. The Management Board discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance and the introduction of new risk policies.

The Executive Board and Management Board are supported by the Group Risk & Capital Committee (GRCC). The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring and risk management related decisions on behalf of the Executive Board and in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength, credit rating objectives and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels which threaten the risk balance, as well as any potential threats to the Company’s solvency, liquidity, or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC) and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, Executive Board and Management Board with financial risk framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies, and assumptions.

The purpose of the NFRC is to assist the GRCC, Executive Board and Management Board with non-financial risk framework setting and maintenance, including policies, standards, guidelines and methodologies and to act as formal discussion and exchange of information platform on matters of concern regarding non-financial risk management.

The MVC is responsible for approving all model validation reports across Aegon. This is an independent committee that reports into the GRCC and the Executive Board to provide information on model integrity and recommendations for further strengthening of models.

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

In general, the objective of the Risk Management function is to support the Executive Board, Management Board, Supervisory Board, and regional and business unit boards in ensuring that the Company reviews, assesses, understands, and manages its risk profile. Through oversight, the Risk Management function ensures the group-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.

The following roles are important in order to realize the objective of the Risk Management function:

◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;
◆	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and
◆	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the following responsibilities can be distinguished:

Advising on risk-related matters

◆	Bringing businesses together to facilitate information exchange, sharing best practices, and working together on relevant case studies and external standards in order to develop, adopt and maintain relevant standards of practice throughout Aegon; and
◆	Optimizing the use of capital and growth within risk/return and consumer conduct criteria.

Supporting and facilitating

◆	Developing and maintaining the global ERM framework for identifying, measuring, and managing all material risks the Company is exposed to as defined in Aegon’s risk universe and protecting Aegon’s reputation;
◆	Developing and maintaining Aegon’s risk methodology as described in the Aegon Market Consistent Reporting Manual (AMCRM);
◆	Supporting the businesses with implementing the ERM framework, risk methodology and standards of practice where needed;

Aegon Annual Report on Form 20-F 2020

Risk management 116

◆	Supporting the Management Board in ensuring the effective operation of the ERM framework and related processes, providing subject matter expertise to businesses as appropriate and facilitating information exchange on good risk practices;
◆	Identifying and analyzing emerging risks being input for ongoing risk strategy development and to ensure that Aegon’s risk universe remains up to date;
◆	Designing the Solvency II PIM, including the validation thereof. Model validation ensures independent review of methodology, assumptions, data, testing, production, reporting and use of the Solvency II PIM;
◆	Analyzing Solvency II PIM outputs and performance and reporting results to the Boards and relevant (Supervisory) Committees;
◆	Providing subject matter expertise from the Centers of Excellence of the global Risk Management function to business areas through review of key initiatives, transactions, programs, projects, assumptions, methodologies, and results across all important paradigms;
◆	Providing assurance on the integrity of models and modelled cash flows through model validations and maintenance of model validation policies and standards; and
◆	Promoting a strong risk management culture across Aegon, including review of performance targets and remuneration in line with the Aegon Group Global Remuneration Framework.

Challenging and monitoring

◆	Monitoring the ERM framework and overseeing compliance with Group-wide risk governance requirements, risk strategy and risk tolerances, risk policies and risk methodology, which are applicable to all businesses for which Aegon has operational control;
◆	Ensuring appropriate risk management information is prepared for use by the GRCC, the Management Board, the Executive Board and Supervisory Board;
◆	Overseeing material risk, balance sheet and business decisions taken throughout Aegon in line with established risk governance arrangements;
◆	Monitoring and reporting on risk exposures and advising the Boards and (Supervisory) Committees on risk management related matters, including in relation to strategic affairs such as corporate strategy, mergers and acquisitions and major projects and investments;
◆	Monitoring that the PIM is and remains appropriate to the Company’s risk profile and informing the Management Board and the Supervisory Board about the on-going performance, suggesting improvements;
◆	Monitoring risk exposures and risk policy compliance, including review of the Own Risk and Solvency Assessment (ORSA) and Recovery Plan defined triggers and early warning indicators;
◆	Acting as independent business partner with focus on talent development, control excellence, customer conduct, capital allocation and by providing management focused risk tools or fostering debates and proactively challenging on key business developments that may create significant exposure for example through hedging and investment remits;
◆	Providing assurance on the integrity of models through model validations and maintenance of model validation policies and standards; and
◆	Embedding robust oversight and risk management culture and processes; and
◆	Protecting group capital for all stakeholders.

Aegon’s Group and business unit’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.

Internal control system

Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes and the documentation and reporting of administrative and accounting information. The internal control system is embedded through policies and frameworks such as the ERM framework, the Model Validation Framework and the Operational Risk Management (ORM) Framework, which is considered more encompassing in scope than the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO, 2013), on which criteria for the internal control system are based.

The internal control system has been developed in accordance with regulations that Aegon must comply with (i.e. Sarbanes-Oxley Act and Solvency II). Aegon’s control activities should ensure an adequate level of internal control over Aegon’s objectives and in particular compliance, operational and financial reporting objectives including the production of IFRS and Solvency II numbers. The objective is to provide assurance regarding the reliability, accuracy, completeness, timeliness, and quality of internal and external (regulatory) reporting, the safeguarding of assets, and compliance with internal and external requirements. A key element of Aegon’s internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization.

In 2020, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, the Risk Committee, the Supervisory Board, and the Audit Committee of the Supervisory Board. No material weaknesses were observed,

Aegon Annual Report on Form 20-F 2020

Risk management 117

and no significant changes or major improvements were made or planned to the risk management and internal control systems following from the review.

Three ‘Lines’ organizational structure

Aegon’s risk management structure is organized along three ‘lines’ to ensure conscious risk-return decisions, and to limit the magnitude of potential losses within defined levels of certainty. The objective of this structure is to avoid surprises due to the materialization of unidentified risks, or from losses that exceed predefined risk tolerance levels and related limit structures.

The Company’s first line, the business and support functions, has direct responsibility for managing and taking risk in accordance with defined risk strategy, risk tolerances and risk policies. The second line includes the risk management function and the compliance function. The risk management function facilitates and oversees the effectiveness and integrity of ERM across the Company while the compliance function ensures that the Company complies with laws and regulations, to meet legitimate expectations from stakeholders and by doing so ensures the integrity of its organization, clients, employees and markets. The third line - the audit function - provides independent assurance on the effectiveness and integrity of the internal control, risk management and governance functions.

Aegon Annual Report on Form 20-F 2020

Controls and procedures 118

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2020, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls, or in other factors, that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2020.

In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2020. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2020, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in the auditor’s report on the Annual Report on Form 20-F (page 338).

Management’s assessment of going concern

The directors and management of Aegon have adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future.

Relevant facts and circumstances relating to the consolidated financial position on December 31, 2020, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity, and access to capital markets, together with the factors likely to affect Aegon’s future development, performance, and financial position. Commentary on these is set out in the ‘Capital and liquidity management’, ‘Risk management’, ‘Results of operations’ and ‘Business overview’ sections in this Annual Report. Taking into account the financial performance of the Company, its continued ability to access capital markets, the fact that its solvency and leverage ratios are well within target range, and the level of cash capital at Holding, management concluded that the going concern assumption is appropriate.

The Hague, the Netherlands, March 17, 2021

The Executive Board of Aegon N.V.

Lard Friese, CEO	Matthew J. Rider, CFO

Aegon Annual Report on Form 20-F 2020

119

Financial information 2020

Aegon Annual Report on Form 20-F 2020

120

Financial information
122	Selected financial data

124	Results of operations

125	◆ Results 2020 worldwide

130	◆ Results 2020 Americas

134	◆ Results 2020 The Netherlands

138	◆ Results 2020 United Kingdom

141	◆ Results 2020 International

145	◆ Results 2020 Aegon Asset Management

Consolidated financial statements of Aegon N.V.
147	Exchange rates

148	Consolidated income statement of Aegon N.V.

149	Consolidated statement of comprehensive income of Aegon N.V.

150	Consolidated statement of financial position of Aegon N.V.

151	Consolidated statement of changes in equity of Aegon N.V.

154	Consolidated cash flow statement of Aegon N.V.

Notes to the consolidated financial statements
155	1 General information

155	2 Significant accounting policies

184	3 Critical accounting estimates and judgment in applying accounting policies

189	4 Financial risks

216	5 Segment information

226	6 Premium income and premiums paid to reinsurers

227	7 Investment income

228	8 Fee and commission income

228	9 Income from reinsurance ceded

228	10 Results from financial transactions

229	11 Other income

230	12 Policyholder claims and benefits

230	13 Profit sharing and rebates

230	14 Commissions and expenses

232	15 Impairment charges / (reversals)

233	16 Interest charges and related fees

233	17 Other charges

234	18 Income tax

236	19 Earnings per share

236	20 Dividend per common share

237	21 Cash and cash equivalents

239	22 Investments

242	23 Investments for account of policyholders

242	24 Derivatives

246	25 Investments in joint ventures and associates

249	26 Reinsurance assets

250	27 Deferred expenses

250	28 Other assets and receivables

254	29 Intangible assets

255	30 Shareholders’ equity

261	31 Other equity instruments

263	32 Subordinated borrowings

263	33 Trust pass-through securities

263	34 Insurance contracts

267	35 Investment contracts

268	36 Guarantees in insurance contracts

272	37 Borrowings

273	38 Provisions

274	39 Defined benefit plans

280	40 Deferred tax

282	41 Other liabilities

283	42 Accruals

283	43 Capital management and solvency

288	44 Fair value

300	45 Commitments and contingencies

304	46 Transfers of financial assets

307	47 Offsetting, enforceable master netting arrangements and similar agreements

307	48 Business combinations

309	49 Group companies

310	50 Related party transactions

312	51 Events after the reporting period

Aegon Annual Report on Form 20-F 2020

121

Financial statements of Aegon N.V.
314	Income statement of Aegon N.V.

315	Statement of financial position of Aegon N.V.

Notes to the financial statements of Aegon N.V.
316	1 General information

316	2 Significant accounting policies

317	3 Investment income

317	4 Results from financial transactions

317	5 Commissions and expenses

317	6 Interest charges and related fees

318	7 Income tax

318	8 Shares in group companies

318	9 Loans to group companies

318	11 Receivables

319	12 Other current assets

319	13 Share capital

320	14 Shareholders’ equity

323	15 Other equity instruments

324	16 Subordinated borrowings

324	17 Long-term borrowings

325	18 Current liabilities

325	19 Commitments and contingencies

325	20 Number of employees

325	21 Auditor’s remuneration

325	22 Events after the reporting period

326	23 Proposal for profit appropriation

Other information
327	Profit appropriation

328	Major shareholders

Other financial information
331	Schedule I

332	Schedule II

334	Schedule III

336	Schedule IV

337	Schedule V

338	Auditor’s report on the Annual Report on Form 20-F

Additional information
343	Overview of Americas

351	Overview of the Netherlands

357	Overview of United Kingdom

362	Overview of International

368	Overview of Aegon Asset Management

370	Risk factors Aegon N.V.

393	Compliance with regulations

394	Property, plant and equipment

394	Employees and labor relations

395	Dividend policy

395	The offer and listing

396	Memorandum and Articles of Association

398	Material contracts

398	Exchange controls

399	Taxation

403	Principal accountant fees and services

404	Purchases of equity securities by the issuer and affiliated purchasers

Other Non-financial information
406	Non-financial data
411	Basis of preparation
414	Reference tables and reporting frameworks
414	◆ International Integrated Reporting Council (IIRC) framework
415	◆ EU Directive on Non-Financial Information
415	◆ Task Force on Climate-related Financial Disclosures (TCFD)
421	◆ UN Principles for Sustainable Insurance (PSI)
423	◆ UN Sustainable Development Goals (SDG)
426	Glossary
432	Abbreviations
433	Disclaimer
435	Contact
436	Documents on display
437	Index to Exhibits

Aegon Annual Report on Form 20-F 2020

Selected financial data 122

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

A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 148-312) of this Annual Report.

Selected consolidated income statement information

In EUR million (except per share amount)	2020	20192)	20182)	20172)	20162)

Amounts based upon IFRS

Premium income	16,099	18,138	19,316	22,826	23,453

Investment income	7,149	7,531	7,035	7,338	7,788

Total revenues 1)	25,657	28,197	28,914	32,973	33,655

Income/ (loss) before tax	(364)	1,453	746	2,534	609

Net income/ (loss)	(135)	1,236	707	2,469	438

Earnings per common share

Basic	(0.09)	0.56	0.29	1.14	0.15

Diluted	(0.09)	0.56	0.29	1.14	0.15

Earnings per common share B

Basic	(0.00)	0.01	0.01	0.03	-

Diluted	(0.00)	0.01	0.01	0.03	-
[1]	Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.
[2]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Selected consolidated balance sheet information

In million EUR	2020	20191)	20181)	20171)	20161)

Amounts based upon IFRS

Total assets	443,814	439,769	392,008	395,923	424,625

Insurance and investment contracts	370,286	371,014	329,974	324,392	344,170

Borrowings including subordinated and trust pass-through securities	10,735	11,650	13,583	14,532	14,076

Shareholders’ equity	22,018	21,842	19,189	20,266	20,426
[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Selected financial data 123

Number of common shares

In thousands	2020	2019	2018	2017	2016

Balance at January 1	2,105,139	2,095,648	2,095,648	2,074,549	2,147,037

Share issuance	-	-	-	-	-

Stock dividends	2,466	9,491	-	21,099	10,629

Shares withdrawn	(9,491)	-	-	-	(83,117)

Balance at end of period	2,098,114	2,105,139	2,095,648	2,095,648	2,074,549

Number of common shares B

In thousands	2020	2019	2018	2017	2016

Balance at January 1	585,022	585,022	585,022	585,022	585,022

Shares withdrawn	(13,227)	-	-	-	-

Balance at end of period	571,795	585,022	585,022	585,022	585,022

Dividends

Aegon declared interim and final dividends on common shares for the years 2016 through 2020 in the amounts set forth in the following table. The 2020 interim dividend amounted to EUR 0.06 per common share and EUR 0.0015 per common share B. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 18, 2020. At the General Meeting of Shareholders currently scheduled for June 3, 2021, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend of EUR 0.06 per common share (at each shareholders option in cash or in stock), and EUR 0.0015 per common share B, which has financial rights attached to it of 1/40th of a common share. This will bring the total dividend for 2020 to EUR 0.12 per common share and EUR 0.003 per common share B. In case of a final dividend, this will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (‘CEST’)) on the US-ex dividend day.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total

2016	0.13	0.13	0.26	0.15	0.15	0.29

2017	0.13	0.14	0.27	0.15	0.16	0.32

2018	0.14	0.15	0.29	0.16	0.17	0.33

2019	0.15	0.00 2)	0.15	0.17	-	0.17

2020	0.06	0.06 3)	0.12	0.07
[1]	Paid at each shareholders’ option in cash or in stock.
[2]	Aegon forewent the 2019 final dividend of EUR 0.16 to strengthen its balance sheet and improve its risk profile.
[3]	Proposed.

Aegon Annual Report on Form 20-F 2020

Results of operations 124

Results of operations

This Annual Report on Form 20-F includes the non-IFRS financial measure underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in note 5 ‘Segment information’ of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in China, India, Japan, the Netherlands, Portugal and Spain and Aegon’s associates in Brazil, France, the Netherlands and United Kingdom.

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

For the discussion on our operating results for the year ended December 31, 2018, including certain comparative discussion on our operating results for the years ended December 31, 2018 and December 31, 2019, please refer to the section Results of operations on pages 122 to 142 in Aegon’s 2019 Annual Report on Form 20-F.

Aegon Annual Report on Form 20-F 2020

Results of operations – Worldwide 125

Results 2020 worldwide

Underlying earnings geographically

Amounts in EUR millions	2020	2019	%

Net underlying earnings	1,437	1,648	(13)

Tax on underlying earnings	293	321	(9)

Underlying earnings before tax geographically

Americas	820	1,125	(27)

The Netherlands	665	648	3

United Kingdom	144	139	3

International	156	144	8

Asset Management	182	139	31

Holding and other activities	(237)	(228)	(4)

Underlying earnings before tax	1,729	1,969	(12)

Fair value items	(750)	(601)	(25)

Gains / (losses) on investments	150	405	(63)

Net impairments	(237)	(22)	n.m.

Other income / (charges)	(1,239)	(281)	n.m.

Run-off businesses	29	23	27

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(317)	1,493	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	47	40	18

Income tax	181	(257)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(47)	(40)	(18)

Net income	(135)	1,236	n.m.

Operating expenses	3,852	3,929	(2)

New life sales

Amounts in EUR millions	2020	2019	%

Americas	380	419	(9)

The Netherlands	92	136	(33)

United Kingdom	33	41	(19)

International	227	264	(14)

Total recurring plus 1/10 single	731	861	(15)

Amounts in EUR millions	2020	2019	%

New premium production accident and health insurance	186	230	(19)

New premium production property & casualty insurance	126	129	(2)

Gross deposits (on and off balance)

Amounts in EUR millions	2020	2019	%

Americas	37,820	40,406	(6)

The Netherlands	16,399	13,207	24

United Kingdom	8,599	9,749	(12)

International	320	358	(11)

Asset Management	135,375	80,939	67

Total gross deposits	198,513	144,660	37

Aegon Annual Report on Form 20-F 2020

Results of operations – Worldwide 126

Net deposits (on and off balance)

Amounts in EUR millions	2020	2019	%

Americas	(17,938)	(29,371)	39

The Netherlands	1,758	1,445	22

United Kingdom	(3,587)	(3,487)	(3)

International	155	20	n.m.

Asset Management	5,912	6,841	(14)

Total net deposits excluding run-off businesses	(13,700)	(24,551)	44

Run-off businesses	(63)	(578)	89

Total net deposits / (outflows)	(13,763)	(25,130)	(45)

Worldwide revenues geographically 2020

Amounts in EUR millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Segment total	Associates and Joint Ventures eliminations	Consolidated

Total life insurance gross premiums	7,105	1,619	4,833	1,095	-	1	14,654	(726)	13,929

Accident and health insurance premiums	1,380	245	25	193	-	-	1,844	(59)	1,784

Property & casualty insurance premiums	-	130	-	388	-	-	519	(132)	386

Total gross premiums	8,485	1,994	4,858	1,677	-	1	17,016	(917)	16,099

Investment income	2,986	2,083	1,795	362	7	(20)	7,212	(63)	7,149

Fee and commission income	1,653	255	194	50	750	(189)	2,713	(308)	2,405

Other revenue	7	-	-	1	2	3	14	(10)	4

Total revenues	13,131	4,332	6,847	2,091	759	(204)	26,955	(1,298)	25,657

Number of employees, including agent employees	7,960	3,521	2,307	6,598	1,527	409	22,322

Worldwide revenues geographically 2019

Amounts in EUR millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Segment total	Associates and Joint Ventures eliminations	Consolidated

Total life insurance gross premiums	7,279	1,765	6,282	1,289	-	3	16,617	(691)	15,926

Accident and health insurance premiums	1,416	228	28	201	-	-	1,872	(50)	1,823

General insurance premiums	-	130	-	382	-	-	512	(122)	390

Total gross premiums	8,694	2,123	6,309	1,872	-	3	19,002	(864)	18,138

Investment income	3,172	2,224	1,830	379	5	(15)	7,595	(64)	7,531

Fee and commission income	1,757	237	197	109	627	(187)	2,740	(218)	2,523

Other revenue	8	-	-	2	1	5	16	(10)	6

Total revenues	13,631	4,583	8,337	2,362	633	(194)	29,352	(1,155)	28,197

Number of employees, including agent employees	8,570	3,582	2,261	7,393	1,535	416	23,757

Aegon Annual Report on Form 20-F 2020

Results of operations – Worldwide 127

Results 2020 worldwide

Aegon’s net result decreased compared with 2019 to a loss of EUR 135 million in 2020. Underlying earnings before tax decreased by 12% compared with 2019 to EUR 1,729 million in 2020, as a result of the impact of lower interest rates and adverse mortality experience in the Americas, which was partly attributable to COVID-19 as a cause of death. These impacts were partly offset by higher earnings from the other units, supported by expense savings. Furthermore, other charges increased compared with 2019 driven by assumption changes in the Americas. In addition, net impairments increased and the loss from fair value items increased compared with 2019, reflecting the adverse economic impact from the COVID-19 pandemic.

Net income

Net income amounted to a loss of EUR 135 million in 2020. Underlying earnings before tax together with gains on investments and the result from run-off businesses were more than offset by fair value losses, net impairments and other charges, resulting in a loss before tax of EUR 317 million. Income tax was a benefit of EUR 181 million, and mainly reflects the tax benefit on the net loss in the Americas.

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 12% compared with 2019 to EUR 1,729 million in 2020. This was mainly driven by the Americas as a result of the impact of lower interest rates and adverse mortality experience in the Life business. This was partly offset by higher earnings from the other units, supported by expense savings.

◆	Underlying earnings before tax in the Americas decreased by 27% compared with 2019 to EUR 820 million in 2020. This was mainly caused by the impact of lower interest rates, and adverse mortality experience in the Life business, which was partly attributable to COVID-19 as a cause of death. Favorable morbidity experience as a result of COVID-19, mostly related to the closed block of Long-Term Care insurance, as well as higher investment income and higher fees as a result of favorable equity market performance in Variable Annuities, were offset by the impact of lower interest rates and lower account balances in Fixed Annuities and the impact of outflows and contract discontinuances in Retirement Plans.
◆	Underlying earnings before tax from the Netherlands increased by 3% compared with 2019 to EUR 665 million in 2020, as expense savings across all segments and higher earnings in the Banking and the Service business more than offset lower non-life earnings. Lower operating expenses were driven by the impact of moving from a defined benefit plan to a defined contribution plan for the future pension accrual of Aegon’s own employees.
◆	In the United Kingdom, underlying earnings before tax improved by 3% compared with 2019 to EUR 144 million in 2020. This was driven by higher underlying earnings before tax from the Digital Solutions business as a result of lower expenses and higher fee income from continued growth in platform assets, reflecting growth in the Workplace channel.
◆	Underlying earnings before tax from Asset Management increased by 31% compared with 2019 to EUR 182 million in 2020. This increase was mainly driven by the performance of Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). This more than offset lower underlying earnings before tax in Aegon’s Global Platforms in 2020 compared with 2019.
◆	Total Holdings costs amounted to EUR 237 million in 2020 compared with EUR 228 million in 2019. This is mainly due to the refinancing of debt. Aegon redeemed perpetual securities, for which the interest expense used to be recorded directly through equity, and issued dated (Tier 2) instruments, for which the interest expense is recorded through the profit & loss statement. This led to an unfavorable impact on underlying earnings before tax, even though the refinancing resulted in lower coupons.

Fair value items

The loss from fair value items amounted to EUR 750 million in 2020. Fair value losses in the Americas were the main driver. These losses resulted from the macro hedge program net of reserve movements as a result of equity markets movements over the year, and from losses on unhedged risks and unhedged volatility in the Life business.

Realized gains on investments

Realized gains on investments amounted to EUR 150 million in 2020, driven by the Americas and Aegon International. These gains reflect normal trading activity and portfolio adjustments to lengthen the duration of the investment portfolio in Aegon International.

Aegon Annual Report on Form 20-F 2020

Results of operations – Worldwide 128

Impairment charges

Net impairments of EUR 237 million in 2020 were primarily caused by impairments on bonds in the Americas - mainly in the energy and communications sectors - and on the unsecured loan portfolio in the Netherlands.

Other charges

Other charges amounted to EUR 1,239 million in 2020, driven by the Americas. The Americas recorded other charges of EUR 1,110 million in 2020 mainly due to unfavorable impacts from model and assumption changes. Assumption changes resulted from a more conservative view on certain economic and non-economic parameters in actuarial models. In addition, the Americas incurred other charges due to a valuation allowance related to the ongoing rehabilitation process of a reinsurer, the restructuring of captives, and a provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies. For the Holdings, other charges amounted to EUR 130 million and resulted primarily from IFRS 9 / 17 implementation expenses. Assumption updates in the Netherlands resulted in other income, which offset restructuring charges in the various units as well as expenses to ensure compliance with anti-money laundering regulation and a provision related to the resolution of pending litigation, both in the Netherlands.

Run-off businesses

The results of run-off businesses increased compared with 2019 to a gain of EUR 29 million in 2020, which included a one-time benefit.

Income tax

Income tax was a benefit of EUR 92 million, mainly as a result of the tax benefit on the net loss in the United States. Furthermore, the tax benefit reflects regular tax exempt income items and the use of tax credits.

Operating expenses

Operating expenses decreased by 2% compared with 2019 to EUR 3.9 billion in 2020. This decrease primarily reflects a reduction in expenses resulting from the performance improvement plan and lower pension costs in the Netherlands. Furthermore, expenses benefited from lower travel, marketing, and sales activities due to the impact of the COVID-19 pandemic. These were partly offset by higher IFRS 9 / 17 implementation expenses and increased restructuring expenses compared with 2019.

Production

Gross deposits were up by 37% compared with 2019 to EUR 199 billion in 2020, mainly driven by higher deposits in Aegon’s Chinese joint venture AIFMC. In addition, Aegon witnessed continued momentum in the Netherlands at online bank Knab and Aegon Cappital, the company’s Premium Pension Institute selling new style defined contribution pension products. Net outflows during 2020 amounted to EUR 13.8 billion and were primarily due to outflows in the Americas in the Retirement Plan business following contract discontinuances and higher participant withdrawals. Furthermore, the United Kingdom showed net outflows driven by the institutional platform. This was partly offset by net inflows in the Netherlands from its online bank and defined contribution business, and continued net inflows in Asset Management, primarily driven by the strategic partnership AIFMC. New life sales declined by 15% compared with 2019 to EUR 731 million in 2020. In the Americas, this was mainly driven by lower Whole Life sales compared with 2019, as a result of the decision to make product changes and sunset certain legacy products. In the Netherlands, this was caused by lower individual life single premium production compared with 2019 as Aegon exited that market in March 2020, and lower recurring premium pension sales compared with 2019 due to the low interest rate environment. In Aegon International, new life sales decreased compared with 2019 due to the continuing challenging market circumstances and the COVID-19 lockdown. New premium production for Accident & Health and property & casualty insurance decreased by 13% compared with 2019 to EUR 312 million in 2020, as 2019 included a single large disability contract in the United States. The remaining decline results largely from the decision to exit the individual Medicare supplement market in the United States.

Capital management

During 2020, shareholders’ equity increased by EUR 0.2 billion to EUR 22.0 billion, as lower interest rates and their impact on the revaluation reserve more than offset the adverse impact of currency movements. Aegon’s shareholders’ equity, excluding revaluation reserves, non-controlling interests and share options not yet exercised amounted to EUR 14.7 billion on December 31, 2020, or EUR 7.06 per common share.

Gross financial leverage based on IFRS as adopted by the EU improved to EUR 6.0 billion on December 31, 2020, compared with EUR 6.7 billion at the end of 2019, which was mostly the result of the repayment of USD 500 million senior debt in December 2020. Cash capital at the holding declined from EUR 1.2 billion at the end of 2019 to EUR 1.1 billion at the end of 2020. Free Cash Flows amounted to EUR 530 million for 2020. These Free Cash Flows were used to reduce leverage and pay dividends to Aegon’s shareholders. Capital injections of EUR 201 million mainly related to the expansion of Aegon’s life and non-life insurance partnership with Banco Santander following its acquisition of Banco Popular, and more than offset EUR 153 million proceeds from the sale of Aegon’s stake in joint ventures in Japan.

Aegon Annual Report on Form 20-F 2020

Results of operations – Worldwide 129

On December 31, 2020, Aegon’s estimated Solvency II ratio amounted to 196%, down from 201% at the end of 2019. This decrease was driven by adverse market movements triggered by the COVID-19 pandemic and the inclusion of Aegon Bank in the calculation of the Group Solvency II ratio in accordance with industry-wide guidelines from the Dutch Central Bank. The estimated RBC ratio in the United States decreased to 432% on December 31, 2020, from 470% on December 31, 2019. This resulted from the adverse impact from market movements, in particular lower interest rates, and dividend payments to the US intermediate holding company. These more than offset the benefit from management actions, including the sale of the Transamerica Pyramid. The estimated Solvency II ratio of the Dutch Life business at the end of 2020 amounted to 159%, down from 164% at the end of 2019. The decline reflects Aegon’s decision to lower the factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT) from 65% to 45%, increased investments in corporate credits and volatility in the separate account business. The estimated Solvency II ratio for Scottish Equitable PLC amounted to 156% at the end of 2020, up from 148% at the end of 2019. The increase was primarily driven by the update of the expense assumptions in the second half of 2020, reflecting the benefit of cost reduction initiatives. This more than offset adverse market variances, driven mostly by lower interest rates. The capital ratios as disclosed in this section represent Aegon’s estimates, are not final until filed with the regulator, and are subject to supervisory review.

Aegon Annual Report on Form 20-F 2020

Results of operations – Americas 130

Results 2020 Americas

	Amounts in USD millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Net underlying earnings	845	1,084	(22)	740	968	(24)

Tax on underlying earnings	91	176	(48)	79	157	(49)

Underlying earnings before tax by business

Life	(139)	187	n.m.	(122)	167	n.m.

Accident & Health	360	241	50	316	215	47

Retirement Plans	95	160	(41)	83	143	(42)

Mutual Funds	30	37	(21)	26	33	(23)

Variable Annuities	448	423	6	392	378	4

Fixed Annuities	51	110	(54)	45	99	(55)

Stable Value Solutions	80	85	(6)	70	76	(8)

Latin America	11	15	(28)	10	14	(29)

Underlying earnings before tax	936	1,260	(26)	820	1,125	(27)

Fair value items	(576)	304	n.m.	(505)	272	n.m.

Gains / (losses) on investments	106	140	(24)	93	125	(26)

Net impairments	(166)	16	n.m.	(146)	14	n.m.

Other income / (charges)	(1,267)	(174)	n.m.	(1,110)	(156)	n.m.
Run-off businesses	33	26	29	29	23	27
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(935)	1,571	n.m.	(819)	1,403	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	6	(6)	5	5	(8)

Income tax	324	(246)	n.m.	284	(220)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	(6)	6	(5)	(5)	8

Net income	(611)	1,324	n.m.	(535)	1,183	n.m.

Life insurance gross premiums	8,111	8,150	-	7,105	7,279	(2)

Accident and health insurance premiums	1,575	1,585	(1)	1,380	1,416	(3)
Total gross premiums	9,686	9,735	-	8,485	8,694	(2)

Investment income	3,408	3,552	(4)	2,986	3,172	(6)

Fee and commission income	1,887	1,968	(4)	1,653	1,757	(6)

Other revenues	8	8	-	7	8	(2)

Total revenues	14,990	15,263	(2)	13,131	13,631	(4)

Operating expenses	1,784	1,756	2	1,562	1,569	(0)

New life sales

	Amounts in USD millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Life	358	396	(10)	314	354	(11)

Latin America	75	73	2	66	66	-

Total recurring plus 1/10 single	433	469	(8)	380	419	(9)

Aegon Annual Report on Form 20-F 2020

Results of operations – Americas 131

	Amounts in USD millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%
New premium production accident and health insurance	154	194	(21)	135	174	(22)

Gross deposits (on and off balance)

	Amounts in USD millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Life	7	6	1	6	6	(1)

Retirement Plans	30,622	34,320	(11)	26,823	30,651	(12)

Mutual Funds	8,839	6,137	44	7,742	5,481	41

Variable Annuities	2,681	3,711	(28)	2,348	3,315	(29)

Fixed Annuities	848	704	20	743	628	18

Latin America	180	364	(51)	157	325	(52)

Total gross deposits	43,175	45,242	(5)	37,820	40,406	(6)

Net deposits (on and off balance)

	Amounts in USD millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Life	(73)	(56)	(30)	(64)	(50)	(27)

Retirement Plans	(17,387)	(28,816)	40	(15,230)	(25,736)	41

Mutual Funds	1,064	(317)	n.m.	932	(283)	n.m.

Variable Annuities	(3,454)	(2,822)	(22)	(3,026)	(2,521)	(20)

Fixed Annuities	(649)	(1,042)	38	(569)	(931)	39

Latin America	21	167	(87)	18	149	(88)

Total net deposits excluding run-off businesses	(20,478)	(32,886)	38	(17,938)	(29,371)	39

Run-off businesses	(72)	(647)	(89)	(63)	(578)	(89)

Total net deposits / (outflows)	(20,550)	(33,534)	39	(18,001)	(29,949)	40

Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2020	2019	December 31, 2020	December 31, 2019

USD	1.1416	1.1197	1.2236	1.1225

Aegon Annual Report on Form 20-F 2020

Results of operations – Americas 132

Results 2020 Americas

Aegon’s businesses in the Americas reported a net loss of USD 611 million in 2020. Underlying earnings before tax decreased by 26% compared with 2019 to USD 936 million in 2020 mainly caused by the impact of lower interest rates, adverse mortality experience in the Life business, which was in part attributable to COVID-19, and lower fee income from outflows in Retirement Plans. Gross deposits decreased to USD 43.2 billion in 2020 compared with USD 45.2 billion in 2019, as higher gross deposits in Mutual Funds were more than offset by lower gross deposits in Retirement Plans and Variable Annuities. New life sales declined by 8% to USD 433 million in 2020 compared with USD 469 million in 2019 due to lower Whole Life sales, which more than offset increased term life and Indexed Universal Life sales. New premium production for Accident & Health insurance was down 21% compared with 2019 to USD 154 million in 2020, reflecting the strategic decision to exit the individual Medicare supplement market and the sale of a single large disability contract in 2019.

Net income

Aegon’s businesses in the Americas reported a net loss of USD 611 million in 2020 compared with a net income of USD 1.3 billion in 2019. The decline in net result was largely driven by lower underlying earnings, one-time impacts from assumptions changes, net impairments, and COVID-19 pandemic related market impacts on fair value items. Underlying earnings before tax in 2020 of USD 936 million decreased by 26% compared with 2019. Results on fair value items amounted to a loss of USD 576 million in 2020, which was primarily related to the following items:

◆	Hedges without an accounting match under IFRS resulted in a loss of USD 468 million. This was driven by the macro hedge program net of reserve movements as a result of equity markets movements over the year, and losses on unhedged risks and unhedged volatility in Indexed Universal Life.
◆	Fair value investments amounted to a loss of USD 156 million, mainly driven by a USD 71 million mark-to-market loss from valuation updates related to the Pyramid building complex in San Francisco, and underperformance of credit derivatives due to credit spread widening, partly offset by alternative investments in limited partnerships with energy exposure outperforming long-term expected return.
◆	The result on fair value hedges with an accounting match amounted to a gain of USD 47 million caused by gains on unhedged risks.

Realized gains on investments were USD 106 million resulting from normal trading activity in a low interest rates environment. Net impairments amounted to a loss of USD 166 million, reflecting corporate bond impairments mainly in the energy and communications sectors, partly offset by recoveries on residential mortgage backed securities. Income before tax from run-off businesses in 2020 was a profit of USD 33 million, which included a one-time benefit. Other charges of USD 1.3 billion in 2020 were composed of a charge related to assumption changes of USD 919 million, a valuation allowance of USD 143 million related to the ongoing rehabilitation process of a reinsurer, USD 128 million one-time charges for the restructuring of captives, a USD 64 million provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies, and by other restructuring and transformation charges. This was partly offset by a one-time gain of USD 81 million related to the closure of a separate account stable value product that had been shrinking steadily due to the availability of more attractive proprietary product offerings with higher margins in the Retirement Plan business. The charge related to assumption changes were made following the annual assumption review, leading to changes in certain economic and non-economic parameters in actuarial models. Firstly, from a prudent lowering of the long-term interest rate assumption from 4.25% to 2.75% while maintaining the 10-year grading period, this included the related separate account bond return assumption adjustment. Secondly, assumptions in the Life business were reviewed, primarily related to Universal Life premium persistency and mortality rates. Thirdly, assumptions for the Long-Term Care book were set more conservatively, including halving of the morbidity improvement assumption. Finally, also mortality and policyholder behavior assumptions in the Variable and Fixed Annuity business were adjusted.

Aegon Annual Report on Form 20-F 2020

Results of operations – Americas 133

Underlying earnings before tax

Underlying earnings before tax in 2020 decreased by 26% compared with 2019 to USD 936 million mainly caused by the impact of lower interest rates, adverse mortality experience in the Life business, and lower fee income from outflows and contract discontinuances in Retirement Plans.

◆	Underlying earnings before tax from Life resulted in a loss of USD 139 million in 2020 compared with a profit of USD 187 million in 2019. Life earnings were impacted by adverse mortality experience of USD 261 million, which was driven by larger claims at older ages in Universal Life products and elevated claims in traditional and Term Life products. USD 121 million of these claims can specifically be attributed to COVID-19 as a direct cause of death, and part of the remaining adverse mortality experience is likely attributable to the pandemic as well. Adverse persistency in 2020 was USD 45 million, mainly from Term Life policies. Lower interest rates and changes in the asset portfolio drove unfavorable intangible adjustments of USD 145 million. Furthermore, low interest rates led to a reduction in investment income partly compensated by higher investment volumes.
◆	Accident & Health underlying earnings before tax increased by 50% to USD 360 million in 2020 compared with USD 241 million in 2019, mainly due to favorable morbidity experience of USD 167 million, mostly related to the closed block of Long-Term Care insurance and impacts to it of the COVID-19 pandemic.
◆	Retirement Plans underlying earnings before tax were down 41% to USD 95 million in 2020 compared with USD 160 million in 2019. This resulted mainly from lower fees from outflows, partly compensated by stronger equity market performance in 2020 compared to 2019.
◆	Underlying earnings before tax from Mutual Funds declined from USD 37 million in 2019 to USD 30 million in 2020. This was caused by higher commissions payments from increased sales, and non-recurrence of one-time income item in 2019.
◆	Underlying earnings before tax from Variable Annuities increased by 6% to USD 448 million in 2020 compared with USD 423 million in 2019, driven by higher investment income on reserves, and higher fees as a result of favorable equity market performance, partly offset by net outflows.
◆	Fixed Annuity underlying earnings before tax decreased by 54% compared with 2019 to USD 51 million in 2020, mainly due to the impact of lower interest rates and lower account balances.
◆	Underlying earnings before tax from Stable Value Solutions amounted to USD 80 million in 2020 compared with USD 85 million in 2019 caused by margin pressure in a competitive market.
◆	Latin America reported lower underlying earnings before tax with USD 11 million in 2020 compared to USD 15 million in 2019, reflecting currency exchange rate changes and impacts of the COVID-19 pandemic, partially compensated by an increase in premiums and sales in Brazil.

Operating expenses

Operating expenses increased by 2% compared with 2019 to USD 1.8 billion in 2020 reflecting investments in customer service, increased spend for technology, an increase in restructuring charges, and contractually pre-agreed increases in administration expense associated with the operations administration partnerships. This was partly offset by expense savings initiatives and lower expenses for travel, marketing, and sales activities due to COVID-19 related restrictions and cancellations.

Production

Gross deposits decreased to USD 43.2 billion in 2020 compared with USD 45.2 billion in 2019, as higher gross deposits in Mutual funds and Fixed Annuities were more than offset by lower gross deposits in Retirement Plans, Variable Annuities, and from Latin America. Net outflows amounted to USD 20.5 billion in 2020, mainly caused by Retirement Plans due to a number of large contract discontinuances and participant withdrawals. Variable Annuities and Fixed Annuities saw outflows as these books mature.

New life sales declined by 8% to USD 433 million in 2020 compared with USD 469 million in 2019. Term Life pricing actions taken in late 2019 helped to improve sales, but were more than offset by lower Whole Life sales as a result of the decision to make product changes and sunset certain legacy products. Indexed Universal Life sales increased benefitting from changes in non-medical underwriting guidelines and increased sales at World Financial Group. New premium production for Accident & Health insurance was down 21% compared with 2019 to USD 154 million in 2020, reflecting the strategic decision to exit the individual Medicare supplement market and the sale of a single large disability contract in 2019.

Aegon Annual Report on Form 20-F 2020

Results of operations – The Netherlands 134

Results 2020 The Netherlands

Amounts in EUR millions	2020	2019	%

Net underlying earnings	495	494	-

Tax on underlying earnings	170	154	10

Underlying earnings before tax by business

Life	466	497	(6)

Non-life	13	31	(59)

Service business	74	18	n.m.

Banking	113	102	10

Underlying earnings before tax	665	648	3

Fair value items	(230)	(741)	69

Gains / (losses) on investments	14	240	(94)

Net impairments	(49)	(26)	(90)

Other income / (charges)	78	(1)	n.m.

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	478	121	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.

Income tax	(107)	(27)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.

Net income	371	94	n.m.

Life insurance gross premiums	1,619	1,765	(8)

Accident and health insurance premiums	245	228	8

Property & casualty insurance	130	130	-

Total gross premiums	1,994	2,123	(6)

Investment income	2,083	2,224	(6)

Fee and commission income	255	237	8

Other revenues	-	-	n.m.

Total revenues	4,332	4,583	(5)

Operating expenses	763	809	(6)

New Life Sales

Amounts in EUR millions	2020	2019	%

Life	92	136	(33)

Total recurring plus 1/10 single	92	136	(33)

Amounts in EUR millions	2020	2019	%

New premium production accident and health insurance	16	16	5

New premium production property & casualty insurance	15	12	22

Aegon Annual Report on Form 20-F 2020

Results of operations – The Netherlands 135

Gross deposits (on and off balance)

Amounts in EUR millions	2020	2019	%

Service business	946	713	33

Banking	15,453	12,494	24

Total gross deposits	16,399	13,207	24

Net deposits (on and off balance)

Amounts in EUR millions	2020	2019	%

Service business	798	586	36

Banking	960	860	12

Total net deposits	1,758	1,445	22

Aegon Annual Report on Form 20-F 2020

Results of operations – The Netherlands 136

Results 2020 The Netherlands

Net income increased by EUR 277 million compared with 2019 to EUR 371 million in 2020. This was primarily driven by fair value losses in 2019 due to an increase in the Liability Adequacy Test (LAT) deficit driven by credit spread movements that did not reoccur in 2020. Underlying earnings before tax increased by 3% compared with 2019 to EUR 665 million in 2020 as expense savings across all segments and higher earnings in the Banking and the Service businesses more than offset underwriting results in the Life and Non-Life businesses.

Net income

Net income amounted to EUR 371 million in 2020, driven primarily by underlying earnings before tax of EUR 665 million. The result from fair value items was a loss of EUR 230 million in 2020 whereas in 2019 a loss of EUR 741 million was recorded, primarily as the result from an increase in the LAT deficit. The 2020 fair value items included a EUR 670 million gain on hedges. This was mainly driven by gains on derivatives as a result of lower interest rates. The gains on these derivatives were a partial offset against the negative impact of lower interest rates on the LAT deficit, for which in total fair value losses of EUR 1.1 billion were recorded in 2020. Fair value items in 2020 furthermore included a gain on investments of EUR 86 million and a gain on the guarantee provision of EUR 144 million, mainly due to an increase of the own credit spread used to discount liabilities. Net impairment charges amounted to EUR 49 million and mainly related to the Bank’s unsecured loan portfolio and the impairment of an associate company of Aegon. Other income in 2020 amounted to EUR 78 million, and was driven by a positive impact from assumption updates. This was partly offset by restructuring charges for various initiatives to make the organization more efficient and effective as well as expenses to ensure compliance with anti-money laundering regulation, and a provision related to the resolution of pending litigation. Income tax in 2020 amounted to a charge of EUR 107 million, while income before tax was EUR 478 million in 2020, resulting in an effective tax rate on income before tax of 22.4%. The effective tax rate reflects the fact that the Dutch nominal tax rate will remain at 25% as from 2021, resulting in a reversal of earlier impacts from the previously anticipated lowering of the tax rate to 21.7%.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased by 3% compared with 2019 to EUR 665 million compared with the first half of 2019.

◆	Life earnings declined by 6% compared with 2019 to EUR 466 million in 2020, largely due to higher reinsurance costs following the longevity reinsurance transaction in December 2019 as well as the negative impact from a change in the treatment of longevity and mortality results in underlying results. These drivers were partly offset by lower operating expenses, driven by the impact of moving from a defined benefit plan to a defined contribution plan for the future pension accrual of Aegon’s own employees, and by higher investment margins, partly as a result of increasing the allocation to corporate credit within the investment portfolio.
◆	Earnings from Non-life decreased by 59% compared with 2019 to EUR 13 million in 2020. One-time effects were the main driver. In 2020, an additional provision of EUR 14 million was set up for disability insurance, while 2019 contained a favorable one-time reserve release of EUR 12 million. These one-time effects more than offset the favorable impact from better claims experience for sick leave and lower pension costs.
◆	Banking earnings rose by 10% compared with 2019 to EUR 113 million in 2020, driven by higher fee income and lower operating expenses due to lower pension costs.
◆	Earnings from the Service business increased to EUR 74 million in 2020 from EUR 18 million in 2019, driven by lower operating expenses, due to expense savings and lower pension costs, as well as higher fee income, reflecting portfolio growth.

Aegon Annual Report on Form 20-F 2020

Results of operations – The Netherlands 137

Operating expenses

Operating expenses in 2020 decreased by 6% to EUR 763 million compared with 2019, mainly as a result of lower pension costs as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan. This was partly offset by higher restructuring expenses.

Production

Gross deposits increased by 24% compared with 2019 to EUR 16.4 billion in 2020, driven by continued momentum at online bank Knab and Aegon Cappital, the company’s Premium Pension Institute selling new style defined contribution pension products. Net deposits increased by 22% compared with 2019 to EUR 1.8 billion in 2020, reflecting increases at both online bank Knab and Aegon Cappital. Compared with 2019, new life sales decreased by 33% to EUR 92 million in 2020, caused by lower individual life single premium production as Aegon exited that market in March 2020, and lower recurring premium pension sales due to the low interest rate environment. Furthermore, sales in 2019 were elevated arising from a pension buy-out, as well as higher sales from a purchase of additional yearly pension increases by an existing customer. New premium production for accident and health insurance was up by 5% compared with 2019 to EUR 16 million in 2020, resulting from increased disability sales. New premium production for property & casualty insurance increased by 22% compared with 2019 to EUR 15 million in 2020. This was driven by better commercial momentum in all product lines except for travel insurance, where COVID-19 had a negative impact.

Aegon Annual Report on Form 20-F 2020

Results of operations – United Kingdom 138

Results 2020 United Kingdom

	Amounts in GBP millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Net underlying earnings	126	141	(11)	142	161	(12)

Tax on underlying earnings	2	(19)	n.m.	2	(21)	n.m.

Underlying earnings before tax by business

Digital Solutions	45	36	25	51	41	23

Existing Business	82	86	(4)	93	98	(5)

Underlying earnings before tax	128	122	5	144	139	3

Fair value items	(2)	(115)	99	(2)	(131)	99

Gains / (losses) on investments	-	3	(85)	-	3	(85)

Other income / (charges)	(61)	(33)	(83)	(68)	(38)	(80)

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	66	(23)	n.m.	74	(27)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m.

Income tax	(6)	(6)	(5)	(7)	(7)	(3)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m.

Net income	60	(29)	n.m.	67	(34)	n.m.

Life insurance gross premiums	4,298	5,509	(22)	4,833	6,282	(23)

Accident and health insurance premiums	23	24	(8)	25	28	(9)

Total gross premiums	4,320	5,533	(22)	4,858	6,309	(23)

Investment income	1,596	1,605	(1)	1,795	1,830	(2)
Fee and commission income	172	173	-	194	197	(2)

Total revenues	6,089	7,311	(17)	6,847	8,337	(18)

Operating expenses	406	466	(13)	456	531	(14)

New life sales

	Amounts in GBP millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Digital Solutions	30	36	(18)	33	41	(19)

Total recurring plus 1/10 single	30	36	(18)	33	41	(19)

Gross deposits (on and off balance)

	Amounts in GBP millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Digital Solutions	6,003	6,661	(10)	6,751	7,595	(11)

Existing Business	1,643	1,889	(13)	1,848	2,154	(14)

Total gross deposits	7,646	8,550	(11)	8,599	9,749	(12)

Aegon Annual Report on Form 20-F 2020

Results of operations – United Kingdom 139

Net deposits (on and off balance)

	Amounts in GBP millions			Amounts in EUR millions
	2020	2019	%	2020	2019	%

Digital Solutions	(2,539)	(2,041)	(24)	(2,855)	(2,328)	(23)

Existing Business	(651)	(1,017)	36	(732)	(1,160)	37

Total net deposits	(3,190)	(3,058)	(4)	(3,587)	(3,487)	(3)

Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2020	2019	December 31, 2020	December 31, 2019

Pound Sterling	0.8892	0.8770	0.8951	0.8473

Aegon Annual Report on Form 20-F 2020

Results of operations – United Kingdom 140

Results 2020 United Kingdom

Net income in 2020 amounted to GBP 60 million, which is an increase compared to the net loss of EUR 29 million in 2019. The improvement is driven by the non-recurrence of fair value losses on hedges that impacted the 2019 results. Underlying earnings before tax in 2020 amounted to GBP 128 million which is an increase of GBP 6 million compared with 2019, and was driven by higher underlying earnings before tax from the Digital Solutions business.

Net income

Net income in 2020 amounted to GBP 60 million, as underlying earnings before tax were partially offset by Other charges. Underlying earnings before tax rose by 5% compared with 2019 to GBP 128 million in 2020. Other charges amounted to GBP 61 million and included transition and conversion charges related to the agreement with Atos for administration services related to the Existing Business, charges for the Cofunds integration, and impairments of intangibles related to the Cofunds acquisition in 2017 and related to Stonebridge, following the announced sale of the business. There was a partial offset from income related to policyholder taxes, which were fully offset by higher income taxes. Income before tax in 2020 amounted to GBP 66 million and the income tax amounted to GBP 6 million. The latter includes a charge related to the aforementioned policyholder taxes.

Underlying earnings before tax

Underlying earnings before tax rose by 5% compared with 2019 to GBP 128 million in 2020.

◆	Underlying earnings before tax from Digital Solutions increased to GBP 45 million in 2020, from GBP 36 million in 2019. This was mainly driven by higher fee income from platform assets, reflecting growth in the Workplace channel, and lower expenses. Lower earnings from the protection and distribution business were a partial offset, driven by the COVID-19 pandemic.
◆	Underlying earnings before tax from the Existing Business declined by 4% compared with 2019 to GBP 82 million in 2020, due to the gradual run-off of the underlying portfolios despite an improvement in persistency in the unit-linked and traditional pension portfolios. This was in part offset by favorable mortality experience in the retained annuity portfolio.

Operating expenses

Operating expenses amounted to GBP 406 million in 2020, which was a decrease of 13% compared with 2019. This decrease was driven by both lower restructuring expenses and expense savings.

Production

Gross deposits decreased by 11% compared with 2019 to GBP 7.6 billion in 2020. This was driven mostly by the institutional business, which can be lumpy and has low margins. Gross deposits for other channels were broadly in line with 2019 despite headwinds from the COVID-19 pandemic. Net outflows amounted to GBP 3.2 billion compared with GBP 3.1 billion in 2019. Net outflows were driven mainly by the institutional business. The Workplace platform showed positive net deposits and while for the Retail platform net outflows were recorded in 2020, an improvement was shown compared with 2019. New life sales decreased by 18% compared with 2019 to GBP 30 million in 2020, reflecting the impact on protection sales as a result of the COVID-19 pandemic.

Aegon Annual Report on Form 20-F 2020

Results of operations – International 141

Results 2020 International

Amounts in EUR millions	2020	2019	%

Net underlying earnings	125	105	19

Tax on underlying earnings	31	40	(22)

Underlying earnings before tax by business / country

Spain and Portugal	53	42	28

Hungary	46	43	6

TLB	49	64	(23)

China	18	14	23

Other	(10)	(18)	48

Underlying earnings before tax	156	144	8

Fair value items	1	2	(58)

Gains / (losses) on investments	46	36	27

Net impairments	(16)	(0)	n.m.

Other income / (charges)	(1)	15	n.m.

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	186	198	(6)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	3	14	(79)

Income tax	(22)	(33)	(34)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(3)	(14)	(79)

Net income	164	165	-

Life insurance gross premiums	1,095	1,289	(15)

Accident and health insurance premiums	193	201	(4)

Property & casualty insurance premiums	388	382	2

Total gross premiums	1,677	1,872	(10)

Investment income	362	379	(5)

Fee and commission income	50	109	(54)

Other revenues	1	2	(26)

Total revenues	2,091	2,362	(11)

Operating expenses	400	422	(5)

New life sales

Amounts in EUR millions	2020	2019	%

Spain and Portugal	43	54	(20)

Hungary	20	23	(15)

TLB	8	33	(75)

China	91	92	(1)

Other	65	63	3

Total recurring plus 1/10 single	227	264	(14)

Amounts in EUR millions	2020	2019	%
New premium production accident and health insurance	35	41	(14)

New premium production property & casualty insurance	111	117	(5)

Aegon Annual Report on Form 20-F 2020

Results of operations – International 142

Gross deposits (on and off balance)

Amounts in EUR millions	2020	2019	%

Spain and Portugal	15	21	(30)

Hungary	50	90	(44)

China	9	7	29

Other	246	241	2

Total gross deposits	320	358	(11)

Net deposits (on and off balance)

Amounts in EUR millions	2020	2019	%

Spain and Portugal	3	3	1

Hungary	17	(87)	n.m.

China	3	1	179

Other	131	103	27

Total net deposits	155	20	n.m.

Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2020	2019	December 31, 2020	December 31, 2019

USD	1.1416	1.1197	1.2236	1.1225

Chinese Yuan Renminbi	7.8726	7.7221	8.0018	7.8190

Czech Koruna	26.4557	25.6503	26.2620	25.4140

Hungarian Florint	351.1554	324.7099	362.6850	330.7100

Polish Zloty	4.4433	4.2966	4.5589	4.2512

Romanian Leu	4.8370	4.7437	4.8675	4.7862

Turkish Lira	8.0394	6.3584	9.0940	6.6800

Ukrainian Hryvnia	30.8293	28.9514	34.6693	26.7245

Aegon Annual Report on Form 20-F 2020

Results of operations – International 143

Results 2020 International

Net income remained level in 2020 at EUR 164 million. Underlying earnings before tax increased by 8% compared with 2019 to EUR 156 million in 2020. The increase in underlying earnings before tax was driven by higher earnings in Spain and Portugal and lower losses in the Other segment. This was partly offset by lower earnings from Aegon’s high-net-worth business, TLB.

Net income

Net income remained level in 2020 at EUR 164 million. An increase in underlying earnings before tax and realized gains on investments was offset by higher impairments and other charges for 2020 compared with 2019. Fair value items amounted to a loss of EUR 1 million in 2020. Realized gains on investments increased from EUR 36 million in 2019 to EUR 46 million in 2020. Realized gains in 2020 were driven by asset sales in TLB in order to lengthen the duration of the investment portfolio and normal trading activity. Net impairments of EUR 16 million were the result of bankruptcies and restructurings in TLB’s asset portfolio and a write-off of a stake in an e-broker investment.

Other charges amounted to EUR 1 million in 2020. Included in this is a EUR 53 million gain on the sale of Aegon’s stake in the variable annuity joint ventures in Japan. This was mostly offset by the charge resulting from the lowering of the long-term interest rate assumption in TLB, a software impairment in Hungary and restructuring charges. In addition, there were other charges related to the expansion of the joint ventures in Spain and a recapture of reinsurance blocks. Income tax in 2020 was EUR 22 million, a decrease of EUR 11 million compared with 2019. This decrease was due to a benefit from a change in the taxation of commission payments.

Underlying earnings before tax

Underlying earnings before tax from International amounted to EUR 156 million in 2020, which was EUR 12 million or 8% higher compared with 2019. Higher earnings in Spain and Portugal and lower losses in the Other segment more than offset lower results at TLB.

◆	Underlying earnings before tax from Spain and Portugal were EUR 53 million, which was 28% higher compared with 2019. This was driven by the ongoing growth of the life portfolio in the joint ventures, as well as better technical results, mainly due to fewer health insurance claims because of the lockdowns related to the COVID-19 pandemic.
◆	TLB, the high-net-worth business, recorded underlying earnings before tax of EUR 49 million, a decrease of EUR 15 million compared with 2019. This was mostly caused by adverse mortality experience. Lower sales and the impact of lower interest rates also had a negative impact on earnings which was partly offset by expense savings and higher surrender benefits.

◆	Underlying earnings before tax from Hungary increased by 6% compared with 2019 to EUR 46 million in 2020. This was the result of business growth and increased underwriting results in non-life.

◆	Underlying earnings before tax from China increased by 23% compared with 2019 to EUR 18 million in 2020. The increase was the result of ongoing growth of in-force business.

◆	For the Others segment, the result improved to a loss of EUR 10 million, an EUR 8 million increase compared with 2019. This was mainly due to expense savings in the business and synergies realized. Another factor was the sale of Aegon’s 50% stake in the loss-making variable annuity joint ventures in Japan, which closed in January 2020.

Operating expenses

Operating expenses in 2020 decreased by 6% compared with 2019 to EUR 400 million. They benefitted from expense savings as well as pandemic induced lower sales and marketing efforts. The lower operating expenses also benefitted from the sale of Aegon’s stake in the Japanese joint ventures and the depreciation of the Hungarian Forint. Combined these more than offset an increase in operating expenses in China caused by higher personnel costs as a result of business growth.

Aegon Annual Report on Form 20-F 2020

Results of operations – International 144

Production

Gross deposits were EUR 320 million for 2020, this represents an 11% decrease compared with 2019. This was driven by the sale of non-core activities in Hungary in 2019, which more than offset growth in pension contributions in Hungary and in Romania as part of the Others segment in the year 2020.

Net deposits amounted to EUR 155 million for 2020 and showed an increase of EUR 130 million when compared with 2019. The main driver was the sale of non-core activities in Hungary.

Total new life sales declined by 14% compared with 2019 to EUR 227 million in 2020 due to lower sales in TLB.

◆	New life sales from China joint venture remained level for 2020.

◆	For TLB, new life sales decreased by EUR 25 million due to the continuing challenging market circumstances and the COVID-19 lockdown.

◆	Spain and Portugal were negatively impacted in the bancassurance channel by lockdown measures.

◆	Higher new life sales in the Others segment were driven by higher production in Turkey as a result of distribution growth and a strong utilization of digital tools for the tied network and brokers.

New premium production for accident and health insurance amounted to EUR 35 million in 2020, a decrease by 14% compared with 2019. New premium production for property & casualty insurance amounted to EUR 111 million in 2020, and decreased by 5% compared with 2019. Both were impacted adversely by the lockdown measures, mainly in Spain and Portugal and in Hungary.

Aegon Annual Report on Form 20-F 2020

Results of operations – Aegon Asset Management 145

Results 2020 Aegon Asset Management

Amounts in EUR millions	2020	2019	%
Net underlying earnings	130	102	29

Tax on underlying earnings	51	37	36

Underlying earnings before tax by line of business

Global Platforms	43	62	(32)

Strategic Partnerships	136	69	97

Other	3	8	(57)
Underlying earnings before tax	182	139	31

Fair value items	22	-	n.m.

Gains / (losses) on investments	1	-	n.m.

Net impairments	(1)	-	n.m.

Other income / (charges)	(8)	(7)	16
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	195	133	47

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	40	21	86

Income tax	(44)	(36)	(23)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(40)	(21)	(86)
Net income	151	97	56

Management fees	506	501	1

Performance fees	105	22	n.m.

Other	65	62	4
Total revenues	676	584	16

Operating expenses	485	445	9

Cost / income ratio	(71.8% )	(76.5% )

Gross deposits (on and off balance)

Amounts in EUR millions	2020	2019	%
Global Platforms	19,381	15,942	22

Strategic Partnerships	115,570	64,580	79

Other	425	417	2
Total gross flows other third-party	135,375	80,939	67

Net flows other third-party

Global Platforms	497	1,944	(74)

Strategic Partnerships	5,385	5,046	7

Other	31	(149)	n.m.
Total net flows other third-party	5,912	6,841	(14)

Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2020	2019	December 31, 2020	December 31, 2019

USD	1.1416	1.1197	1.2236	1.1225

Pound Sterling	0.8892	0.8770	0.8951	0.8473

Hungarian Florint	351.1554	324.7099	362.6850	330.7100

Chinese Yuan Renminbi	7.8726	7.7221	8.0018	7.8190

Aegon Annual Report on Form 20-F 2020

Results of operations – Aegon Asset Management 146

Results 2020 Aegon Asset Management

Net income increased by 56% compared with 2019 to EUR 151 million in 2020. This was driven by increased underlying earnings before tax in Strategic Partnerships and fair value gains on investments. Supported by continued net inflows from Strategic Partnerships, Asset Management achieved positive external third-party net inflows for the ninth consecutive year. Net flows in external third-party asset management amounted to EUR 5.9 billion in 2020. Net flows decreased by 14% compared with 2019 driven by Global Platforms, which was mainly attributable to redemptions as a result of the economic uncertainty caused by the COVID-19 pandemic.

Net income

Net income increased by 56% compared with 2019 to EUR 151 million in 2020. This was driven by higher underlying earnings before tax and fair value gains on investments of EUR 22 million in 2020.

Underlying earnings before tax

Underlying earnings before tax increased by 31% compared with 2019 to EUR 182 million in 2020. This increase was mainly driven by the performance of Aegon’s Chinese asset management joint venture, AIFMC. This more than offset lower underlying earnings before tax in Aegon’s Global Platforms in 2020 compared with 2019.

◆	Underlying earnings before tax from Strategic Partnerships increased to EUR 136 million in 2020 compared with EUR 69 million in 2019. This was mainly driven by higher performance fees, net of performance-based compensation, in AIFMC in 2020.
◆	Underlying earnings before tax from Global Platforms decreased to EUR 43 million in 2020 compared with EUR 62 million in 2019. This was mainly caused by lower management fees for the Fixed Income Platform, in part driven by outflows. Earnings growth in the Dutch Mortgage Fund and asset backed securities were a partial offset.
◆	Underlying earnings from the Other segment decreased to EUR 3 million in 2020 compared with EUR 8 million in 2019. The decrease was mainly driven by performance fees in 2019 that did not reoccur in 2020.

Operating expenses

Operating expenses increased by 9% compared with 2019 to EUR 485 million in 2020. The increase mainly stems from higher performance-based compensation in AIFMC and higher expenses driven by AIFMC’s business growth. For Global Platforms, expenses reduced, as lower personnel and travel expenses more than offset higher investments in IT. The cost/ income ratio in 2020 decreased by 5% compared with 2019 as higher management and performance fees more than offset performance-based compensation.

Production

External third-party gross inflows increased by 67% compared with 2019 to EUR 135 billion in 2020. This increase resulted from higher gross inflows in Strategic Partnerships, which increased by EUR 51 billion in 2020. This was driven by new fund launches at AIFMC in 2020, and inflows into existing AIFMC funds as a result of increased investor confidence throughout 2020. Global Platform recorded gross flows of EUR 19.4 billion in 2020, which was an increase of EUR 3.4 billion compared with 2019, mainly through the Fixed Income Platform.

2020 was the ninth consecutive full year of positive external third-party net inflows for Asset Management. Net external third-party inflows decreased by 14% compared with 2019 to EUR 5.9 billion in 2020. The decrease of net inflows was driven by Global Platforms. The decrease in net inflows is mainly attributed to redemptions in the Fixed Income and Fiduciary Services & Multi Management Platforms as a result of the economic uncertainty caused by the COVID-19 pandemic. Net deposits from Strategic Partnerships increased compared with 2019 driven by continued net inflows at AIFMC.

Assets under management

Assets under management increased by 10% compared with 2019 to EUR 388 billion in 2020. This was driven by favorable market movements, as markets saw an increase due to monetary stimulus and positive news flows on the COVID-19 vaccine rollout. Third-party net inflows contributed as well to the increase in assets under management.

Furthermore, a transaction involving Aegon’s asset management joint venture with La Banque Postale added to the increase in assets under management. La Banque Postale Asset Management has combined its fixed-income and insurance asset management with Natixis’ subsidiary Ostrum Asset Management. Aegon’s share in the underlying earnings before tax of its asset management joint venture with La Banque Postale remains unchanged. However, Aegon’s share in terms of assets under management increased by EUR 10 billion.

Aegon Annual Report on Form 20-F 2020

Exchange rates 147

Exchange rates

Exchange rates at December 31,

		2020			2019			2018
	EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1 EUR	-	1.2236	0.8951	-	1.1225	0.8473	-	1.1432	0.8976

1 USD	0.8173	-	0.7315	0.8909	-	0.7548	0.8747	-	0.7852

1 GBP	1.1172	1.3670	-	1.1802	1.3248	-	1.1141	1.2736	-

Weighted average exchange rates

		2020			2019			2018
	EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP
1 EUR	-	1.1416	0.8892	-	1.1197	0.8770	-	1.1816	0.8844

1 USD	0.8760	-	0.7789	0.8931	-	0.7832	0.8463	-	0.7485

1 GBP	1.1246	1.2839	-	1.1403	1.2767	-	1.1307	1.3360	-

Aegon Annual Report on Form 20-F 2020

Consolidated financial statements of Aegon N.V. 148

Consolidated income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million (except per share data)	Note	2020	20191)	20181)
Premium income	6	16,099	18,138	19,316

Investment income	7	7,149	7,531	7,035

Fee and commission income	8	2,405	2,523	2,558

Other revenues		4	6	5
Total revenues		25,657	28,197	28,914

Income from reinsurance ceded	9	3,965	3,586	3,791

Results from financial transactions	10	21,397	35,386	(11,701)

Other income	11	68	200	8
Total income		51,087	67,370	21,013

Premiums paid to reinsurers	6	2,703	2,434	2,663

Policyholder claims and benefits	12	42,006	56,856	10,614

Profit sharing and rebates	13	8	17	23

Commissions and expenses	14	5,983	6,153	6,224

Impairment charges / (reversals)	15	391	169	78

Interest charges and related fees	16	505	513	507

Other charges	17	150	1	375
Total charges		51,746	66,142	20,483
Income before share in profit / (loss) of joint ventures, associates and tax		(659)	1,228	530

Share in profit / (loss) of joint ventures	25	184	214	210

Share in profit / (loss) of associates	25	111	12	6
Income / (loss) before tax		(364)	1,453	746

Income tax (expense) / benefit	18	229	(217)	(39)
Net income / (loss)		(135)	1,236	707

Net income / (loss) attributable to:

Owners of Aegon N.V.		(146)	1,235	706

Non-controlling interests		11	-	1

Earnings per share (EUR per share)	19

Basic earnings per common share		(0.09)	0.56	0.29

Basic earnings per common share B		(0.00)	0.01	0.01

Diluted earnings per common share		(0.09)	0.56	0.29

Diluted earnings per common share B		(0.00)	0.01	0.01

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

i	Consolidated financial statements of Aegon N.V. 149

Consolidated statement of comprehensive income of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2020	20191)	20181)
Net income / (loss)	(135)	1,236	707

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	20	(4)	(32)

Remeasurements of defined benefit plans	(360)	(612)	(134)

Income tax relating to items that will not be reclassified	138	92	(8)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	2,990	3,477	(2,144)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	13	(412)	66

Changes in cash flow hedging reserve	(247)	(8)	5

Movement in foreign currency translation and net foreign investment hedging reserves	(1,489)	314	602

Equity movements of joint ventures	12	8	9

Equity movements of associates	7	4	(1)

Disposal of group assets	(8)	(1)	36

Income tax relating to items that may be reclassified	(616)	(634)	494

Other	47	13	(2)

Total other comprehensive income / (loss)	507	2,237	(1,109)
Total comprehensive income / (loss)	372	3,473	(402)

Total comprehensive income/ (loss) attributable to:

Owners of Aegon N.V.	316	3,474	(403)

Non-controlling interests	55	(1)	2

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Consolidated financial statements of Aegon N.V. 150

Consolidated statement of financial position of Aegon N.V.

As at December 31

Amounts in EUR million	Note	2020	20191)	January 1, 20191)
Assets

Cash and cash equivalents	21	8,372	12,263	8,744

Investments	22	156,541	145,976	138,625

Investments for account of policyholders	23	224,172	226,374	194,353

Derivatives	24	13,986	11,157	7,615

Investments in joint ventures	25	1,376	1,983	1,745

Investments in associates	25	1,264	363	327

Reinsurance assets	26	18,910	20,253	19,877

Defined benefit assets	39	43	1	-

Deferred tax assets	40	101	193	125

Deferred expenses	27	8,799	10,806	10,914

Other assets and receivables	28	8,865	8,842	7,955

Intangible assets	29	1,386	1,559	1,727

Total assets		443,814	439,769	392,008

Equity and liabilities

Shareholders’ equity	30	22,018	21,842	19,189

Other equity instruments	31	2,569	2,571	3,320
Issued capital and reserves attributable to owners of Aegon N.V.		24,586	24,413	22,510

Non-controlling interests		75	20	22

Group equity		24,661	24,433	22,531

Subordinated borrowings	32	2,085	2,207	1,389

Trust pass-through securities	33	126	136	133

Insurance contracts	34	122,146	122,885	114,716

Insurance contracts for account of policyholders	34	135,441	135,710	117,113

Investment contracts	35	21,075	18,594	18,048

Investment contracts for account of policyholders	35	91,624	93,826	80,097

Derivatives	24	14,617	11,616	7,230

Borrowings	37	8,524	9,307	12,061

Provisions	38	309	214	320

Defined benefit liabilities	39	4,636	4,360	3,989

Deferred gains		10	11	12

Deferred tax liabilities	40	1,424	1,229	529

Other liabilities	41	16,685	14,816	13,451

Accruals	42	451	426	388
Total liabilities		419,153	415,336	369,476

Total equity and liabilities		443,814	439,769	392,008

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Consolidated financial statements of Aegon N.V. 151

Consolidated statement of changes in equity of Aegon  N.V.

For the year ended December 31, 2020

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- control- ling interests	Total
At January 1, 20202)		7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433

Net income / (loss) recognized in the income statement		-	(146)	-	-	-	-	(146)	11	(135)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	20	-	-	-	20	-	20

Remeasurements of defined benefit plans		-	-	-	(360)	-	-	(360)	-	(360)

Income tax relating to items that will not be reclassified		-	-	(2)	140	-	-	138	-	138

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	2,990	-	-	-	2,990	-	2,990

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	13	-	-	-	13	-	13

Changes in cash flow hedging reserve		-	-	(247)	-	-	-	(247)	-	(247)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(556)	83	(1,015)	-	(1,489)	-	(1,489)

Equity movements of joint ventures		-	-	-	-	12	-	12	-	12

Equity movements of associates		-	-	-	-	7	-	7	-	7

Disposal of group assets		-	-	-	-	(7)	-	(8)	-	(8)

Income tax relating to items that may be reclassified		-	-	(610)	-	(7)	-	(616)	-	(616)

Other		-	2	-	-	1	-	3	44	47
Total other comprehensive income / (loss)		-	2	1,607	(137)	(1,009)	-	462	44	507

Total comprehensive income / (loss) for 2020		-	(144)	1,607	(137)	(1,009)	-	316	55	371

Shares withdrawn		(3)	3	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	3	-	-	-	-	3	-	3

Issuance and redemption of other equity instruments		-	-	-	-	-	-	-	-	-

Dividends paid on common shares		(54)	(64)	-	-	-	-	(118)	-	(118)

Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1

Coupons on perpetual securities		-	(38)	-	-	-	-	(38)	-	(38)

Coupons on non-cumulative subordinated notes		-	-	-	-	-	-	-	-	-

Incentive plans		-	10	-	-	-	(3)	8	-	8

At December 31, 2020	30, 31	7,480	10,145	7,480	(2,534)	(553)	2,569	24,586	75	24,661

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Consolidated financial statements of Aegon N.V. 152

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2019

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- controlling interests	Total

At January 1, 20192)		7,808	9,648	3,435	(1,850)	149	3,320	22,510	22	22,531

Mandatory change in accounting policy3)		-	(44)	-	-	-	-	(44)	-	(44)

At January 1, 2019 (restated)		7,808	9,604	3,435	(1,850)	149	3,320	22,466	22	22,487

Net income / (loss) recognized in the income statement		-	1,235	-	-	-	-	1,235	-	1,236

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	32	(36)	-	-	-	(4)	-	(4)

Remeasurements of defined benefit plans		-	-	-	(612)	-	-	(612)	-	(612)

Income tax relating to items that will not be reclassified		-	(7)	8	90	-	-	92	-	92

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	3,477	-	-	-	3,477	-	3,477

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(412)	-	-	-	(412)	-	(412)

Changes in cash flow hedging reserve		-	-	(8)	-	-	-	(8)	-	(8)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	37	(25)	302	-	314	-	314

Equity movements of joint ventures		-	-	-	-	8	-	8	-	8

Equity movements of associates		-	-	-	-	4	-	4	-	4

Disposal of group assets		-	-	-	-	(1)	-	(1)	-	(1)

Income tax relating to items that may be reclassified		-	-	(629)	-	(5)	-	(634)	-	(634)

Other		-	15	-	-	-	-	15	(2)	13
Total other comprehensive income / (loss)		-	40	2,438	(547)	307	-	2,239	(2)	2,237
Total comprehensive income / (loss) for 2019		-	1,276	2,438	(547)	307	-	3,474	(1)	3,473

Shares issued		1	-	-	-	-	-	1	-	1

Issuance and purchase of treasury shares		-	(30)	-	-	-	-	(30)	-	(30)

Issuance and redemption of other equity instruments		-	(81)	-	-	-	(744)	(825)	-	(825)

Dividends paid on common shares		(273)	(309)	-	-	-	-	(583)	-	(583)

Dividend withholding tax reduction		-	-	-	-	-	-	-	-	-

Coupons on perpetual securities		-	(88)	-	-	-	-	(88)	-	(88)

Coupons on non-cumulative subordinated notes		-	-	-	-	-	-	-	-	-

Incentive plans		-	2	-	-	-	(5)	(3)	-	(3)

At December 31, 20192)	30, 31	7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

[3]	Mandatory change in accounting policy in 2019 mainly due to impact of adopting IFRS 16 on Leases. A modified retrospective approach was applied and therefore prior periods were not restated.

Aegon Annual Report on Form 20-F 2020

Consolidated financial statements of Aegon N.V. 153

Consolidated statement of changes in equity of Aegon N.V.

For the year ended December 31, 2018

Amounts in EUR million	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves1)	Non- controlling interests	Total

At January 1, 2018 (as previously stated)		8,053	9,374	4,898	(1,669)	(390)	3,794	24,059	20	24,079

Voluntary change in accounting policy	2.1.2	-	(6)	1	-	-	-	(5)	-	(5)

At January 1, 2018 (restated)2)		8,053	9,368	4,899	(1,669)	(390)	3,794	24,054	20	24,074

Net income / (loss) recognized in the income statement		-	706	-	-	-	-	706	1	707

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	(32)	-	-	-	(32)	-	(32)

Remeasurements of defined benefit plans		-	-	-	(134)	-	-	(134)	-	(134)

Income tax relating to items that will not be reclassified		-	-	7	(15)	-	-	(8)	-	(8)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	(2,144)	-	-	-	(2,144)	-	(2,144)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	66	-	-	-	66	-	66

Changes in cash flow hedging reserve		-	-	5	-	-	-	5	-	5

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	119	(32)	515	-	602	-	602

Equity movements of joint ventures		-	-	-	-	9	-	9	-	9

Equity movements of associates		-	-	-	-	(1)	-	(1)	-	(1)

Disposal of group assets		-	-	-	-	36	-	36	-	36

Income tax relating to items that may be reclassified		-	-	515		(20)	-	494		494

Other		-	(3)	-	-	-	-	(3)	1	(2)
Total other comprehensive income / (loss)		-	(3)	(1,464)	(182)	539	-	(1,110)	1	(1,109)

Total comprehensive income / (loss) for 2018		-	704	(1,464)	(182)	539	-	(403)	2	(402)

Shares issued		-	-	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	14	-	-	-	-	14	-	14

Issuance and redemption of other equity instruments		-	2	-	-	-	(471)	(468)	-	(468)

Dividends paid on common shares		(244)	(329)	-	-	-	-	(573)	-	(573)

Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1

Coupons on perpetual securities		-	(102)	-	-	-	-	(102)	-	(102)

Coupons on non-cumulative subordinated notes		-	(11)	-	-	-	-	(11)	-	(11)

Incentive plans		-	-	-	-	-	(2)	(2)	-	(2)
At December 31, 20182)	30, 31	7,808	9,648	3,435	(1,850)	149	3,320	22,510	22	22,531

[1]	Issued capital and reserves attributable to owners of Aegon N.V.
[2]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Consolidated financial statements of Aegon N.V. 154

Consolidated cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2020	20193)	20183)
Income / (loss) before tax		(364)	1,453	746

Results from financial transactions		(22,092)	(35,933)	11,516

Amortization and depreciation		722	1,184	1,315

Impairment losses		382	160	68

Income from joint ventures		(184)	(214)	(210)

Income from associates		(111)	(12)	(6)

Release of cash flow hedging reserve		(109)	(97)	(80)

Other		9	26	145
Adjustments of non-cash items		(21,383)	(34,886)	12,748

Insurance and investment liabilities		6,975	3,755	1,994

Insurance and investment liabilities for account of policyholders		11,005	26,512	(21,751)

Accrued expenses and other liabilities		655	352	(2,384)

Accrued income and prepayments		(1,315)	(1,057)	709

Changes in accruals		17,319	29,562	(21,432)

Purchase of investments (other than money market investments)		(44,637)	(40,014)	(31,279)

Purchase of derivatives		924	(214)	(1,525)

Disposal of investments (other than money market investments)		31,875	40,187	29,192

Disposal of derivatives		1,771	2,880	(597)

Net purchase of investments for account of policyholders		8,865	7,605	10,819

Net change in cash collateral		2,425	(332)	1,029

Net purchase of money market investments		363	1,089	823

Cash flow movements on operating items not reflected in income		1,585	11,200	8,462

Tax (paid)/ received		(7)	(18)	(9)

Other		(5)	(9)	1
Net cash flows from operating activities	21	(2,854)	7,302	517

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(40)	(46)	(42)

Purchase of equipment and real estate for own use		(80)	(102)	(81)

Acquisition of subsidiaries, net of cash		(15)	(1)	(89)

Acquisition/capital contributions joint ventures and associates		(305)	(269)	(146)

Disposal of intangible asset		3	1	2

Disposal of equipment		7	63	14

Disposal of subsidiaries and businesses, net of cash		-	137	(200)

Disposal joint ventures and associates		154	1	7

Dividend received from joint ventures and associates		138	130	97
Net cash flows from investing activities	21	(139)	(86)	(438)

Issuance of treasury shares		-	1	-

Issuance of perpetuals		-	496	-

Purchase of treasury shares		(59)	(318)	(248)

Proceeds from TRUPS 1), Subordinated borrowings and borrowings		3,444	4,923	4,185

Repayment of TRUPS 1), Subordinated borrowings and borrowings		(3,985)	(7,014)	(5,211)

Repayment of perpetuals		-	(1,343)	(200)

Repayment of non-cumulative subordinated note		-	-	(443)

Dividends paid		(63)	(309)	(328)

Coupons on perpetual securities		(55)	(112)	(136)

Payment of Right-of-use Assets		(60)	(54)	(14)
Net cash flows from financing activities	21	(778)	(3,730)	(2,395)

Net increase / (decrease) in cash and cash equivalents 2)		(3,770)	3,486	(2,317)

Net cash and cash equivalents at the beginning of the year		12,263	8,744	11,026

Effects of changes in exchange rate		(121)	33	35
Net cash and cash equivalents at the end of the year	21	8,372	12,263	8,744
[1]	Trust pass-through securities.
[2]

Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 5,114 million (2019: EUR 5,999 million and 2018: EUR 5,914 million) dividends received EUR 1,751 million (2019: EUR 1,702 million and 2018: EUR 1,222 million) and interest paid EUR 491 million (2019: EUR 407 million and 2018: EUR 400 million). All included in operating activities except for dividend received from joint ventures and associates EUR 138 million (2019: EUR 130 million and 2018: EUR 97 million).

[3]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2.1.2 Voluntary changes in accounting policies for details about this change.

The cash flow statement is prepared according to the indirect method.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 1 155

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide (2019: over 23,000).

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

The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of (investment) properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2020 is provided below in note 2.1.1. Aegon also adopted voluntary changes in accounting policies, effective January 1, 2020, disclosed in note 2.1.2. The consolidated financial statements are presented in euros and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount.

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

The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 17, 2021. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on June 3, 2021. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Other than for SEC reporting, Aegon prepares its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments:

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 156

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

A reconciliation between IFRS and IFRS-EU is included in the table below.

	Shareholders’ equity		Net income
	2020	2019	2018	2020	2019	2018
In accordance with IFRS	22,018	21,842	19,189	(135)	1,236	707

Adjustment of EU ‘IAS 39’ carve-out	1,054	774	399	280	375	31

Tax effect of the adjustment	(257)	(167)	(81)	(90)	(86)	3
Effect of the adjustment after tax	798	607	318	190	289	34
In accordance with IFRS-EU	22,815	22,449	19,507	55	1,525	741

2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2020

New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2020, the following amendments to existing standards issued by the IASB became mandatory:

Accounting standard/ amendment/ interpretation	IASB effective date	Impact for Aegon

Definition of a Business (Amendments to IFRS 3)	January 1, 2020	Low

Definition of Material (Amendments to IAS 1 and IAS 8)	January 1, 2020	Low

Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020	Low

Early adopted:

Covid-19-Related Rent Concessions (Amendment to IFRS 16)	June 1 , 2020	Low

None of these amendments to existing standards are significantly impacting the financial position or the consolidated financial statements.

2.1.2 Voluntary change in accounting policy effective in 2020

Effective January 1, 2020, Aegon adopted a voluntary accounting policy change related to the deferred cost of reinsurance, which is applied retrospectively for all periods presented.

Reinsurance accounting

As of January 1, 2020, Aegon has voluntarily changed its accounting policy for the deferred cost of reinsurance. A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business.

Under the previous accounting policy, the amortization of the deferred cost of reinsurance is based solely on assumptions relating to the underlying insurance contracts. Under the new accounting policy, for products sold in the Americas and Asia where the amortization is based on expected gross profit margins (EGPs), these EGPs are net of reinsurance (i.e., net of actual reinsurance cash flows that exceed expected reinsurance cash flows). Additionally, the reinsurance cash flows used to calculate the amortization rate are unlocked prospectively. The accounting policy on the amortization of similar intangibles, such as deferred policy acquisition costs, are updated accordingly.

The new policy was adopted because it better reflects the economics of Aegon’s reinsurance transactions and aligns to current market practice. The previous accounting policy would have resulted in significant income volatility in the event of incurred claims with large sums insured, despite the fact that a significant part of the losses is reinsured.

Impact of the adjustment on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 157

Impact of voluntary changes in accounting policies on the consolidated income statement	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2018 (restated)

Income from reinsurance ceded	9	3,532	54	3,586	3,740	52	3,791

Policyholder claims and benefits	12	56,797	58	56,856	10,557	57	10,614

Commissions and expenses	14	6,153	(1)	6,153	6,224	-	6,224

Income tax benefit/(expense)	18	(218)	1	(217)	(40)	1	(39)
Impact on net income		1,239	(3)	1,236	711	(4)	707

Net income/(loss) attributable to:

Owners of Aegon N.V.		1,239	(3)	1,235	710	(4)	706

Non-controlling interests		-	-	-	1	-	1

Earnings per share(EUR per share)	19

Basic earnings per common share		0.56	-	0.56	0.29	-	0.29

Basic earnings per common share B		0.01	-	0.01	0.01	-	0.01

Diluted earnings per common share		0.56	-	0.56	0.29	-	0.29

Diluted earnings per common share B		0.01	-	0.01	0.01	-	0.01

Earnings per common share calculation	19

Net income/(loss) attributable to owner		1,239	(3)	1,235	710	(4)	706

Coupons on perpetual securities		(88)	-	(88)	(102)	-	(102)

Coupon on non-cumulative subordinated notes		-	-	-	(11)	-	(11)
Net income/(loss) attributable to owners for basic earnings per share calculation		1,151	(3)	1,148	597	(4)	594

Weighted average number of common shares outstanding (in million)		2,042	-	2,042	2,036	-	2,036

Weighted average number of common shares B outstanding (in million)		572	-	572	571	-	571

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 18, 2020.

Impact of voluntary changes in accounting policies on the consolidated statement of comprehensive income	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2018 (restated)
Net income / (loss)		1,239	(3)	1,236	711	(4)	707

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		3,471	7	3,477	(2,142)	(2)	(2,144)

Movement in foreign currency translation and net foreign investment hedging reserves		314	-	314	602	-	602

Income tax relating to items that may be reclassified		(632)	(1)	(634)	494	-	494
Net effect comprehensive income		3,471	2	3,473	(396)	(6)	(402)

Total comprehensive income / (loss) attributable to:

Owners of Aegon N.V.		3,472	2	3,474	(398)	(6)	(403)

Non-controlling interests		(1)	-	(1)	2	-	2

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 18, 2020.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 158

Impact of voluntary changes in accounting policies on the consolidated statement of financial position	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2018 (restated)
Assets
Reinsurance assets	26	20,835	(582)	20,253	20,507	(630)	19,877
Deferred expenses	27	10,804	2	10,806	10,910	4	10,914
Other assets and receivables	28	8,841	1	8,842	7,954	1	7,955
Intangible assets	29	1,559	-	1,559	1,727	-	1,727

Equity and liabilities
Shareholders’ equity	30	21,850	(8)	21,842	19,200	(10)	19,189

Insurance contracts	34	123,454	(569)	122,885	115,328	(612)	114,716
Deferred tax liability	40	1,227	2	1,229	529	-	529
Other liabilities	41	14,819	(4)	14,816	13,454	(2)	13,451

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 18, 2020.

Impact of voluntary changes in accounting policies on the statement of changes in equity	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)	December 31, 2018 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2018 (restated)

Share capital	30.1	7,536	-	7,536	7,808	-	7,808

Retained earnings	30	10,386	(12)	10,374	9,657	(9)	9,648

Revaluation reserves	30.4	5,868	5	5,873	3,436	(1)	3,435

Remeasurement of defined benefit plans	30.5	(2,397)	-	(2,397)	(1,850)	-	(1,850)

Other reserves	30.6	456	(1)	456	149	-	149

Shareholders’ equity		21,850	(8)	21,842	19,200	(10)	19,189

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 18, 2020.

The voluntary accounting policy change has no impact on the net cash flows from operating activities, investing activities nor from financing activities as presented in the cash flow statement.

Applying the new accounting policy in 2020 has led to an increase in net income of EUR 42 million, an increase in shareholders’ equity of EUR 22 million, an increase in reinsurance assets of EUR 66 million, a decrease in deferred expenses of EUR 24 million, a decrease in other assets and receivables of EUR 2 million, an increase in insurance contracts of EUR 16 million and an increase in deferred tax liabilities of EUR 2 million. As a result, the basic and diluted earnings per common share increased with EUR 0.02. The basic and diluted earnings per common share B remain unchanged as disclosed on the face of the income statement.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 159

2.1.3 Future adoption of new IFRS accounting standards and amendments

The following standards and amendments to existing standards, published prior to January 1, 2021, were not early adopted by the Group, but will be applied in future years:

Accounting standard/ amendment/ interpretation	IASB effective date	Early adopted by Aegon	Impact for Aegon
IFRS 17 Insurance contracts	January 1, 2023	No	See below for comments

IFRS 9 Financial instruments	January 1, 2018 1)	No	See below for comments

Prepayment Features with Negative Compensation (Amendments to IFRS 9)	January 1, 2019 1)	No	See below for comments

Extension of the Temporary Exemption from Applying IFRS 9
(Amendments to IFRS 4 Insurance Contracts)	January 1, 2021	No	See below for comments

Interest Rate Benchmark Reform – Phase 2
(Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021	No	See below for comments

Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022	No	Low

Property, Plant and Equipment: Proceeds before Intended Use
(Amendments to IAS 16)	January 1, 2022	No	Low

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)	January 1, 2022	No	Low

Annual Improvements to IFRS Standards 2018–2020	January 1, 2022	No	Low

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	January 1, 2023	No	Low

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

On June 25, 2020, the IASB decided, next to a number of significant amendments to the Standard, to defer the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023. As a consequence of the IFRS 17 deferral, the IASB also agreed to revise the fixed expiry date of the temporary exemption from IFRS 9 in IFRS 4 to allow entities to continue applying the temporary exemption from IFRS 9 until January 1, 2023.

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

As Aegon defers the application of IFRS 9 (including linked amendments as included in above table), the full impact of the standard in combination with IFRS 17 is not yet clear, however an initial impact assessment resulted in the expectation that it will have

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 160

a significant impact on shareholders’ equity, income and/or other comprehensive income and disclosures. An implementation project was started in 2017 and is combined with the implementation of IFRS 17 Insurance Contracts.

By qualifying for and electing the temporary exemption, the IFRS 4 amendment requires certain additional disclosures; specifically, Aegon is required to disclose information to enable users of financial statements to compare insurers applying the temporary exemption with entities applying IFRS 9. This information is presented below:

Fair value changes

The table below presents an overview of the fair value of the classes of financial assets as of December 31, 2020, as well as the change in fair value during the reporting period. The asset classes are divided into two categories:

◆	SPPI: assets of which cash flows represent solely payments of principal and interest (SPPI) on an outstanding principal amount, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis; and
◆	Other: all financial assets other than those specified in SPPI:
◆	with contractual terms that do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding;
◆	that meet the definition of held for trading in IFRS 9; or
◆	that are managed and whose performance are evaluated on a fair value basis.

		2020		2019
Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period	Fair value at the end of the reporting period	Change in fair value during the reporting period
Shares 1)	SPPI	51	2	70	1

	Other	623	8	810	54

Debt securities	SPPI	92,836	5,461	82,014	6,218

	Other	6,514	6	4,839	(770)

Money Markets and other short-term investments	SPPI	2,657	-	2,724	-

	Other	2,011	-	2,603	-

Mortgage loans	SPPI	43,258	72	42,567	930

	Other	-	-	-	-

Private loans	SPPI	5,261	213	5,152	284

	Other	50	13	200	(18)

sDeposits with financial institutions	SPPI	92	-	142	-

	Other	-	-	-	-

Policy loans	SPPI	1	-	-	-

	Other	1,800	12	2,024	-

Other financial assets	SPPI	-	-	36	-

	Other	4,946	(145)	5,388	(100)

At December 31		160,100	5,644	148,570	6,598

[1]	The SPPI-compliant shares include preferred equity instruments.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 161

Credit Risk

The table below details the credit risk rating grades, as of December 31, 2020, for financial assets with cash flows that are SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis. The tables show the carrying value of those financial assets applying IAS 39 (in the case of financial assets measured at amortized cost, before adjusting for any impairment allowances).

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total
2020

Shares – Carried at fair value	-	-	-	17	24	7	3		51

Debt securities – Carried at fair value	28,970	9,869	23,615	26,310	2,119	938	1,015	2	92,836

Money market and other short-term investments- carried at fair value	136	129	2,178	213	-	-	-	-	2,657

Mortgage loans– Carried at amortized cost	1,066	3,494	3,369	695	78	-	-	30,596	39,298

Private loans – Carried at amortized cost	1,913	74	142	1,098	46	-	-	1,068	4,341

Other financial assets – Carried at fair value	-	-	6	1	-	45	1	41	93

At December 31	32,085	13,565	29,309	28,334	2,267	989	1,018	31,707	139,275
2019

Shares – Carried at fair value	-	-	-	43	27	-	-	-	70

Debt securities – Carried at fair value	26,723	8,989	20,112	22,296	1,364	1,244	1,283	3	82,014

Money market and other short-term investments- carried at fair value	255	193	2,164	112	-	-	-	-	2,724

Mortgage loans– Carried at amortized cost	1,311	3,671	3,580	369	15	4	-	29,574	38,524

Private loans – Carried at amortized cost	1,799	82	198	970	49	-	-	1,383	4,479

Other financial assets – Carried at fair value	-	-	57	10	33	38	-	40	177

At December 31	30,088	12,933	26,111	23,800	1,487	1,285	1,283	31,000	127,988

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

	2020		2019
SPPI compliant financial assets rated BB or below	Carrying amount	Fair value	Carrying amount	Fair value

Shares – Carried at fair value	34	34	27	27

Debt securities – Carried at fair value	4,073	4,073	3,894	3,894

Mortgage loans – Carried at amortized cost	30,674	33,828	29,593	33,132

Private loans – Carried at amortized cost	1,114	1,210	1,431	1,488

Deposits with financial institutions – Carried at amortized cost	85	86	76	76

Other financial assets – Carried at fair value	1	1	35	35

At December 31	35,982	39,232	35,056	38,652

[1]	Mortgage loans with no low credit risk are defined as being more than 90 days past due, in line with regulatory guidelines.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 162

Investments in joint ventures and associates

All Aegon’s equity accounted investments remain to apply IAS 39. Except Santander Vida Seguros y Reaseguros S.A. (‘Santander Spain Life’) and Amvest Residential Core Fund, Aegon does not hold any other individually material joint-venture or associate. As most of Amvest Residential Core Fund financial assets are measured at fair value through profit or loss, there is no material difference between the financial statements of Amvest Residential Core Fund under IFRS 9 and IAS 39. As the remaining joint ventures and associates are not material on a consolidated level, the additional information required by IFRS 4 for electing the temporary exemption is not disclosed for these entities. The additional information for Santander Spain Life is presented below:

		2020		2019
Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period	Fair value at the end of the reporting period	Change in fair value during the reporting period
Debt securities	SPPI	169	119	51	5

	Other	1	-	-	-

Money Markets and other short-term investments	SPPI	-	-	-	-

	Other	37	-	8	-

At December 31		207	119	60	5

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total
2020
Debt securities – Carried at fair value	9	19	106	35	-	-	-	-	169

At December 31	9	19	106	35	-	-	-	-	169
2019
Debt securities – Carried at fair value	1	7	34	10	-	-	-	-	51

At December 31	1	7	34	10	-	-	-	-	51

Subsidiaries, joint ventures and associates applying IFRS 9 in their statutory accounts

Information on the application of IFRS 9 by principal subsidiaries and joint ventures that for statutory purposes cannot elect to defer the effective date of IFRS 9 can be found in the publicly available statutory annual reports on www.aegon.nl and/or the Chamber of Commerce. This information is not part of the audited consolidated financial statements of Aegon N.V.. The related entities are:

◆	Aegon Bank N.V.
◆	Aegon Hypotheken B.V.
◆	Aegon Asset Management Holding B.V.
◆	Amvest Vastgoed B.V.
◆	Amvest Development Fund B.V.
◆	Amvest Living & Care Fund
◆	Amvest Residential Core Fund

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

On June 25, 2020, the IASB decided, next to a number of significant amendments to the Standard, to defer the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023. As a consequence of the IFRS 17 deferral, the IASB also agreed to revise the fixed expiry date of the temporary exemption from IFRS 9 in IFRS 4 to allow entities to continue applying the temporary exemption from IFRS 9 until January 1, 2023.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 163

The Standard represents a fundamental change to current financial reporting and the implementation effort is significant. Early adoption of the standard is therefore not expected. An implementation project was started soon after the publication of the new Standard. Based on the final amendments of June 2020 quantitative assessments are performed and expected to continue during 2021. The outcome of these quantitative assessments will form the basis for final methodology and policy choices. The impact of the initial application on Aegon’s financial statements is expected to be significant.

Interest rate benchmark reform

In 2019, Aegon elected to early adopt the ‘Interest Rate Benchmark Reform – Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)’ issued in September 2019. In accordance with the transition provisions, the Phase 1 amendments have been adopted retrospectively to hedging relationships that existed on January 1, 2019 or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements, thereby ensuring that uncertainty on the outcome of the Interest Rate Benchmark Reform (IBOR reform) does not result in early termination of hedge accounting, notably because the retrospective effectiveness may fall outside of the required range due to the IBOR reform.

Please refer to note 24 Derivatives for the required disclosures of the uncertainty arising from IBOR reform for hedging relationships for which the Group applied the reliefs.

In August 2020, the IASB issued the ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’, which address issues that might affect financial reporting during the IBOR reform, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The Phase 2 amendments have no impact for the Group in 2020. Aegon continues to follow the developments of IBOR reform, and will assess the impact for the Group when further information becomes available.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 164

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 165

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 166

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

When unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, VOBA is adjusted to equal the effect that the realization of the gains or losses (through a sale or impairment) would have had on VOBA. The adjustment is recognized in other comprehensive income and accumulated in the related revaluation reserve in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 167

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 168

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

All property is initially recognized at cost. Such cost includes the cost of replacing part of the real estate and borrowing cost for long-term construction projects if recognition criteria are met. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. Revaluation of real estate for own use is recognized in other comprehensive income and accumulated in revaluation reserve in equity. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 169

2.9 Derivatives

a. Definition

Derivatives are financial instruments of which the value changes in response to an underlying variable, that often require little or no net initial investment and are settled at a future date.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 170

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

d. Brexit

Since January 31, 2020, the United Kingdom (UK) is no longer a member of the European Union. Just before the Brexit transition period ended after December 31, 2020, the European Union and the United Kingdom agreed on a new “Trade and Cooperation Agreement” outlining their post-Brexit relationship. Overall, the deal is light on financial services. Aegon no longer enters into new derivatives transactions with UK counterparties, repapered with EU 27 counterparties and clearing members and transferred a large majority of its derivatives that were cleared at the London Clearing House to EU 27 clearing members and to Eurex in Frankfurt.

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

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the joint venture and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the joint venture are recognized in other comprehensive income and reflected in other reserves in shareholders’ equity, while the share in the joint ventures net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the joint ventures’ equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

Gains and losses on transactions between the Group and the joint ventures are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of Aegon N.V. that are held by the joint venture are not eliminated.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 171

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 172

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

For products sold in the United States and Asia, when unrealized gains or losses arise on available-for-sale assets backing the insurance liabilities, DPAC is adjusted to equal the effect that the realization of the gains or losses (through sale or impairment) would have had on its measurement. This is recognized in other comprehensive income and accumulated in the related revaluation reserve in shareholders’ equity.

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

When losses on buying reinsurance are deferred, the amortization is based on the assumptions of the underlying insurance contracts. In the Netherlands, the amortization is based on the percentage of premium paid on the reinsurance contract. For products sold in the Americas and Asia where the amortization is based on expected gross profit margins (EGPs), these EGPs will be net of reinsurance (i.e., net of actual reinsurance cash flows that exceed expected reinsurance cash flows). The amortization is recognized in the income statement.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 173

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 174

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 175

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 176

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 177

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

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. For details on the fair value (measurement) of Aegon’s assets and liabilities, please refer to note 44 Fair value. Only differences between the fair value and the book value build up during the period when the assets were allocated to the insurance portfolio are included in the LAT.

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities lead to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then offset against the revaluation reserve. If in subsequent periods such a deficiency of the insurance liability is no longer applicable, shadow loss recognition is reversed via the revaluation reserve.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 178

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 179

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

Defined benefit plans

Measurement

The defined benefit obligation is based on the terms and conditions of the plan applicable on the reporting date. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the management’s best estimates. The benefits are discounted using an interest rate based on the market yield for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future salary increases, mortality rates and price inflation. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected. Plan improvements (either vested or unvested) are recognized in the income statement at the date when the plan improvement occurs.

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

Remeasurements of the net defined benefit liability (asset) which is recognized in other comprehensive income are revisited quarterly and are not allowed to be reclassified to profit or loss in a subsequent period.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 180

Deducted from current year service cost are discretionary employee contributions and employee contributions that are linked to service (those which are independent of the number of years of service). Net interest on the net defined benefit liability (asset) is determined by multiplying the net defined benefit liability (asset) by the applicable discount rate. Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. Whereby interest income on plan assets is a component of the return on plan assets and is determined by multiplying the fair value of the plan assets by the applicable discount rate. The difference between the interest income on plan assets and the actual return on plan assets is included in the remeasurement of the net defined benefit liability (asset).

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

c. Share-based payments

The Group has issued share-based plans that entitle selected employees to receive Aegon N.V. common shares, subject to pre-defined conditions such as the grant price of the shares and (business and personal) performance criteria. The number of shares that will vest partly depends on Aegon’s relative total shareholder return in comparison with a peer group.

The expenses recognized for these plans are based on the fair value on the grant date of the shares. The fair value is measured at the market price of Aegon N.V. common shares, adjusted to take into account the non-vesting and market conditions upon which the shares were granted. For example, where the employee is not entitled to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered. In addition, where the relative total shareholder return is included in the performance criteria, this factor represents a market condition and hence is taken into account when estimating the fair value of the shares granted.

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

2.24 Tax assets and liabilities

a. Current tax receivables and payables

Tax receivables and payables for current and prior periods are measured at the amount that is expected to be received from or paid to the taxation authorities. The tax treatment of transactions or events requires judgment and is often complex and may lead to discussions with tax authorities. Consequently, in a number of jurisdictions, prior year tax returns remain open and subject to tax authority approval or pending litigation for a number of years. The tax assets and liabilities reported are based on the best available

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 181

information, supported by external advice if necessary, and are reflecting uncertainties. Differences between the final outcome and the estimates originally made are accounted for in the current and deferred tax assets and liabilities in the period in which reasonable certainty is obtained. Measurement is done using the tax rates that have been enacted or substantively enacted by the reporting date.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 182

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 2 183

2.33 Leases

As of January 1, 2019, the Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 3 184

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

Uncertainty resulting from COVID-19

During 2020 the world saw substantial disruption caused by the COVID-19 pandemic. Alongside related market volatility and impacts on mortality and morbidity, there continued to be general uncertainty with respect to how the pandemic would play out and what the resulting economic consequences might be.

While some lines of business saw lower premiums and deposits and higher incurred claims over the course of 2020, Aegon currently believes there is insufficient credible experience with which to update actuarial assumptions for COVID-19 specifically. In certain businesses, Aegon has incurred losses related to COVID-19. In the Americas, Aegon recorded unfavorable life mortality results of EUR 110 million which can be specifically attributed to COVID-19 based on the cause of death reported on the death certificate. However, actual COVID-19 related deaths were likely higher as not all of the deceased were tested for COVID-19 and/or were reported as COVID-19 deaths.

Aegon experienced positive morbidity results in its Long Term Care (LTC) block during 2020, a portion of which is believed to have been driven by COVID-19. Elevated claim terminations among customers in LTC facilities, some of which was likely caused by COVID-19, led to greater releases of reserves than expected. At the same time, there was a material decrease in the number of new LTC claims which may have been driven by the fear of COVID-19. However, there is a likelihood that as the COVID-19 pandemic situation improves, there may be an increase in these eligible, but currently deferred claims. As a result, Aegon has established an additional, Incurred But Not Reported, liability of EUR 34 million as of year end.

Impairment losses were higher than in previous reporting periods which was mainly driven by COVID-19 impacts. Impairment assessments were performed, and as a result of the uncertainty in the market and adverse impact of COVID-19, Aegon recorded impairments primarily in the energy, energy maintenance technologies, and communications sectors (refer to note 15 Impairment charges/(reversals) for more details). Allowance for credit losses on consumer loan portfolios and other asset classes remained low. In certain cases, customers could defer payments for three to six months. Throughout 2020 there were no significant contract modifications that would have led to the derecognition of the original asset or the establishment of an additional liability due to COVID-19.

Revised sales and earnings projections have been considered in the periodic impairment assessment of non-financial assets, which has led to the write-off of EUR 14 million customer-related intangibles.

As part of its normal process, Aegon has updated its sensitivity analysis for the impact of changes in financial assumptions on its IFRS equity and net income included in note 4 Financial risks.

Overall there were no significant impacts from COVID-19 on Level-III measurements. Note 44 Fair value, provides additional information on the fair valuation methods and assumptions applied, as well as movements or transfers in fair value hierarchy.

The COVID-19 pandemic had a negative impact on the Group Solvency II ratio as a result of negative market and underwriting impacts. Negative market impacts are mainly caused by a sharp decrease in interest rates, compounded by negative credit variances partly caused by widening of mortgage spreads. The higher mortality related to COVID-19 in Americas resulted in a negative underwriting result partly offset by better results on LTC. As part of its normal process, Aegon has updated its sensitivity analysis for the impact of economic and non-economic assumptions on its Solvency II ratio included in the Capital and liquidity management section.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 3 185

Management’s assessment of going concern

The consolidated financial statements of Aegon have been set up assuming a going concern basis of accounting based on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future. Relevant facts and circumstances relating to the consolidated financial position on December 31, 2020, were assessed in order to reach the going concern assumption. The main areas assessed are the financial performance, capital adequacy, financial position and flexibility, liquidity, ability to access capital markets, leverage ratios and the level of cash capital in the holding. Considering all these areas management concluded that the going concern assumption for Aegon is appropriate in preparing the consolidated financial statements.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 3 186

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

Actuarial assumption and model updates

Assumptions are reviewed periodically in the second quarter for the US and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During 2020, Aegon implemented actuarial assumption and model updates resulting in a net EUR 580 million charge to income before tax (2019: EUR 196 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 805 million. This reflects a charge of EUR 460 million related to the lowering the long-term interest rate assumption and the corresponding adjustment of the separate account bond return assumptions. During 2020, the long-term interest assumption was assumed to have a grading over 10 years to 2.75%, which was a change from the previous assumption during 2018 and 2019 of a grading over 10 years to 4.25%. Non-economic assumption changes resulted in a charge of EUR 345 million, mainly related to Universal Life premium persistency and an increase in mortality rate assumptions, as well as lowering the morbidity improvement assumption for Long-Term Care from 1.5% per year for the next 15 years to 0.75% for the same period. Assumption changes and model updates in the Netherlands led to a favorable impact of EUR 225 million mainly related to favorable longevity assumption changes, partially offset by adverse impacts from mortgage prepayment model and expense assumption updates.

For the years 2018 through 2020, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. The long term credit spread assumption, net of assumed defaults and expenses, on our most common corporate bonds is 114bps. The 90-day Treasury yield was 0.15%, 1.55% and 2.37% at December 31, 2020, 2019 and 2018 respectively. During 2020 the 90-day Treasury yield was assumed to have a uniform grading over 10 years to 1.5%, which was a change from the assumption during 2018 and 2019 of grading over 10 years to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.

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

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 108 million (2019: EUR 111 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.4 billion at December 31, 2020 (2019: EUR 2.7 billion).

A relative increase of 10% to the mortality assumption, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 124 million (2019: EUR 204 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 89 million (2019: EUR 126 million).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 3 187

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses) would reduce net income by less than EUR 11 million (2019: EUR 13 million).

Sensitivity on long term care (LTC) products in the United States

After tax sensitivities of significant product liability assumptions on the LTC IFRS after-tax Gross Present Value Reserve (GPV) are indicated below. The GPV is the liability as determined on a best estimate assumption basis. The morbidity improvement assumption for Long-Term Care has been lowered from 1.5% to 0.75% per year for the next 15 years.

A 5% increase in the utilization rates with regard to Aegon’s LTC products would result in a GPV increase of approximately EUR 186 million (2019: EUR 178 million). A 5% decrease in the utilization rates with regard to Aegon’s LTC products would result in a GPV decrease of approximately EUR 193 million (2019: EUR 178 million).

Removing the morbidity improvement assumption, which is a component of the utilization assumption, would result in a GPV increase of approximately EUR 278 million (2019: EUR 535 million), of which EUR 173 million (2019: EUR 445 million) relates to the loss recognition block.

Reducing expected mortality by 10% would result in a GPV increase of approximately EUR 113 million (2019: EUR 89 million). Increasing expected mortality by 10% would result in a GPV decrease of approximately EUR 105 million (2019: EUR 89 million).

Removing future mortality improvement would result in a GPV decrease of approximately EUR 99 million (2019: EUR 89 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At December 31, 2020 the liability adequacy test (LAT) of Aegon the Netherlands resulted in a deficiency. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio (shadow loss recognition) and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing for further details on the accounting policy.

The LAT deficit per December 31, 2020 in Aegon the Netherlands amounted to EUR 7.0 billion (2019: EUR 5.1 billion), which was partially offset by the shadow loss recognition of EUR 4.5 billion (2019: EUR 3.4 billion), resulting in a net deficit of EUR 2.5 billion (2019: EUR 1.7 billion).

During 2020, the LAT deficit of Aegon the Netherlands worsened from EUR 1.7 billion to EUR 2.5 billion, which led to the recognition of additional insurance contracts liabilities per December 31, 2020 of EUR 0.8 billion. The LAT deficit was negatively impacted by the impact of lower interest rate of EUR 1.5 billion (2019: EUR 1.3 billion) and adverse credit spread movements (widening mortgage spreads, tightened liquidity premium) of EUR 0.3 billion (2019: EUR 0.8 billion). This was partly offset by other favorable impacts (model and assumption updates and portfolio changes) totaling EUR 1.0 billion (2019: EUR 0.2 billion negative).

During 2019 the outcome of the liability adequacy test in Aegon the Netherlands triggered a review of the existing sensitivities. As a result, starting from 2019, Aegon discloses sensitivities on interest rate, bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT test, without taking into account the impact of shadow loss recognition.

The results are indicated below:

An increase of 100 bps in interest rate would result in a decrease in LAT deficit of EUR 3.9 billion (2019: EUR 3.5 billion). A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 5.2 billion (2019: EUR 4.7 billion).

An increase of 50 bps in bond credit spread would lead to an increase in LAT deficit of EUR 0.2 billion (2019: EUR 0.2 billion). A decrease of 50 bps would result in a decrease in LAT deficit of EUR 0.3 billion (2019: EUR 0.2 billion).

An increase of 50 bps in mortgage spread would result in an increase in LAT deficit of EUR 0.6 billion (2019: EUR 0.6 billion). A decrease of 50 bps would result in a decrease in LAT deficit of EUR 0.6 billion (2019: EUR 0.6 billion).

An increase of 5 bps in liquidity premium would lead to a decrease in LAT deficit of EUR 0.2 billion. A decrease of 5 bps would result in an increase in LAT deficit of EUR 0.2 billion.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 3 188

Given the LAT deficit at December 31, 2020, the above mentioned results would be reflected directly in the income statement. This impact on the income statement will be partially offset by the application of shadow loss recognition, triggered by the interest rate shock.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 189

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

Aegon operates a Derivative Use Policy to govern its usage of derivatives. This policy establishes the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, the policy stipulates necessary mitigation of credit risk created through derivatives management tools. For derivatives, counterparty credit risk is normally mitigated by requirements to post collateral via credit support annex agreements or through a central clearing house.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 190

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 191

2020	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollater - alization)	Net exposure
Debt securities - carried at fair value	99,350	-	-	245	-	-	-	245	-	99,105

Money market and other short-term investments - carried at fair value	4,667	-	330	-	-	-	-	330	19	4,357

Mortgage loans - carried at amortized cost	38,244	2,685	-	60	64,028	-	-	66,772	28,655	126

Private loans - carried at amortized cost	4,358	45	-	-	-	-	-	45	-	4,313

Other loans - carried at amortized cost	1,917	-	-	-	-	-	1,786	1,786	1,293	1,424

Other financial assets - carried at fair value	3,641	-	-	-	-	-	-	-	-	3,641

Derivatives	13,238	4,873	60	29	-	8,373	-	13,336	135	38

Reinsurance assets	18,910	-	3,578	117	-	-	-	3,694	-	15,216

At December 31	184,326	7,603	3,967	450	64,028	8,373	1,786	86,207	30,101	128,220

2019	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guarantees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollateral - ization)	Net exposure

Debt securities - carried at fair value	86,853	-	-	267	-	-	-	267	-	86,586

Money market and other short-term investments - carried at fair value	5,327	-	363	-	-	-	-	363	23	4,987

Mortgage loans - carried at amortized cost	37,750	2,648	-	65	61,159	-	-	63,872	26,249	127

Private loans - carried at amortized cost	4,487	51	-	-	-	-	-	51	-	4,436

Other loans - carried at amortized cost	2,353	-	-	-	-	-	2,008	2,008	1,329	1,674

Other financial assets - carried at fair value	4,083	-	-	-	-	-	-	-	-	4,083

Derivatives	10,658	2,666	47	31	-	8,186	-	10,930	283	10

Reinsurance assets	20,253	-	3,884	105	-	-	-	3,989	-	16,263

At December 31	171,764	5,365	4,294	468	61,159	8,186	2,008	81,481	27,884	118,167

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 192

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 193

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

At December 31, 2020, there was one violation of the Credit Name Limit Policy at Group level (2019: two). This related to the Republic of Turkey and is being closely monitored. The breach will be resolved by the disposal of Aegon Turkey, which is expected to close in the course of 2021.

At December 31, 2020, Aegon’s largest corporate credit exposures are to Wilton Re Holdings Ltd, American United Mutual Insurance, SCOR and Reinsurance Group of America and Munich Re. Aegon had large government exposures, the largest being in the Americas, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon group level long-term counterparty exposure limits are as follows:

Group limits per credit rating

Amounts in EUR million	2020	2019

AAA	900	900

AA	900	900

A	675	675

BBB	450	450

BB	250	250

B	125	125

CCC or lower	50	50

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 194

Credit rating general account investments, excluding reinsurance assets 2020	Americas		The Netherlands		United Kingdom		International
	Amortized		Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value	cost	Fair value

AAA	1,066	15,551	1,913	14,362	-	43	-	925

AA	3,494	4,112	74	7,663	-	605	-	617

A	3,369	21,741	46	14,421	-	337	49	2,604

BBB	631	21,049	1,098	4,031	-	173	(4)	3,242

BB	56	1,847	46	248	-	1	-	230

B	-	611	-	100	-	-	45	302

CCC or lower	-	556	-	15	-	-	1	12

Assets not rated	1,775	3,360	30,492	1,464	-	848	30	80

Total	10,390	68,828	33,669	42,305	-	2,008	120	8,014

Past due and / or impaired assets	87	1,130	212	14	-	-	-	88
At December 31	10,477	69,958	33,882	42,319	-	2,008	120	8,102

Credit rating general account investments, excluding reinsurance assets 2020	Asset Management		Total 2020 1)
	Amortized		Amortized		Total carrying
	cost	Fair value	cost	Fair value	value

AAA	-	159	2,980	31,042	34,021

AA	-	3	3,567	13,001	16,568

A	-	4	3,464	39,123	42,586

BBB	-	15	1,725	28,510	30,235

BB	-	16	102	2,372	2,473

B	-	8	45	1,022	1,067

CCC or lower	-	2	1	585	586

Assets not rated	-	1	32,336	5,984	38,320

Total	-	208	44,219	121,637	165,856
Past due and / or impaired assets	-	-	300	1,238	1,538
At December 31	-	208	44,519	122,875	167,394

[1]	Includes investments of Holding and other activities.

Credit rating general account investments, excluding reinsurance assets 2019	Americas		The Netherlands		United Kingdom		International
	Amortized		Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value	cost	Fair value

AAA	1,311	14,664	1,799	13,342	-	91	-	1,047

AA	3,671	4,162	82	7,625	-	624	-	601

A	3,580	19,752	47	8,271	-	307	61	2,852

BBB	275	19,062	970	1,758	-	120	5	3,102

BB	15	1,314	49	97	-	1	-	168

B	4	926	-	2	-	-	36	312

CCC or lower	-	677	-	-	-	-	-	13

Assets not rated	1,971	4,028	30,306	1,493	-	959	58	89

Total	10,827	64,584	33,251	32,589	-	2,103	160	8,185

Past due and / or impaired assets	95	1,051	210	19	-	-	-	9

At December 31	10,922	65,635	33,460	32,609	-	2,103	160	8,194

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 195

Credit rating general account investments, excluding reinsurance assets 2019	Asset Management		Total 2019 1)
	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	-	164	3,110	29,322	32,431

AA	-	2	3,752	13,014	16,766

A	-	11	3,688	31,206	34,895

BBB	-	15	1,249	24,058	25,307

BB	-	27	64	1,678	1,742

B	-	34	40	1,274	1,314

CCC or lower	-	9	-	699	699

Assets not rated	-	5	32,383	6,789	39,172

Total	-	266	44,286	108,040	152,327

Past due and / or impaired assets	-	-	305	1,101	1,406

At December 31	-	266	44,591	109,142	153,732

[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2020	Carrying value 2019

AAA	-	-

AA	9,025	10,193

A	9,430	9,713

Below A	34	40

Not rated	421	307

At December 31	18,910	20,253

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2020	Americas	The Netherlands	United Kingdom	International	Asset Manage- ment	Total 2020 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	2,317	165	-	80	3	2,565	736

Commercial mortgage-backed securities (CMBSs)	2,970	12	122	495	-	3,599	9

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	422	1,703	-	35	-	2,159	1

ABSs – Other	1,584	11	74	294	2	1,965	9

Financial - Banking	6,144	4,520	164	1,034	2	11,863	9

Financial - Other	9,080	706	78	744	135	10,760	35

Industrial	25,070	6,154	210	3,073	11	34,518	255

Utility	4,872	401	78	610	-	5,960	143

Government bonds	11,282	17,208	434	1,658	46	30,627	4
At December 31	63,739	30,880	1,160	8,022	199	104,018	1,200

[1]	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 196

Credit risk concentrations – Government bonds per country of risk 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020 1)

United States	10,623	61	-	503	2	11,189

Netherlands	-	6,505	-	-	-	6,505

United Kingdom	-	3	368	-	17	387

Austria	-	1,318	-	9	-	1,326

Belgium	-	1,255	-	5	-	1,260

Finland	-	42	-	-	-	42

France	-	1,779	34	3	-	1,816

Germany	-	4,869	-	-	-	4,869

Hungary	2	-	-	375	1	378

Luxembourg	-	950	-	1	-	951

Spain	-	146	-	208	-	354

Rest of Europe	87	165	-	434	3	689

Rest of world	567	115	32	115	24	854
Supranational	3	-	-	4	-	7

At December 31	11,282	17,208	434	1,658	46	30,627

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2020 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2020 1)

AAA	22,335	766	6,256	1,585	30,942

AA	5,657	4,181	1,352	-	11,190

A	1,056	26,438	1,224	-	28,718

BBB	1,175	26,769	320	-	28,264

BB	90	2,055	133	-	2,279

B	308	639	53	-	1,000

CCC or lower	6	282	949	-	1,237

Assets not rated	-	2	2	385	388

At December 31	30,627	61,132	10,289	1,970	104,018

1	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – debt securities and money market investments 2019	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2019 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	2,289	311	-	128	-	2,729	909

Commercial mortgage-backed securities (CMBSs)	3,428	13	128	584	1	4,154	8

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	519	1,050	-	73	-	1,642	4

ABSs – Other	1,724	73	72	389	-	2,258	1

Financial - Banking	6,561	2,684	154	1,152	3	10,554	4

Financial - Other	8,885	191	38	813	154	10,096	4

Industrial	23,158	2,243	234	3,142	57	28,835	61

Utility	3,760	136	67	447	1	4,411	52

Government bonds	9,558	16,072	449	1,376	44	27,500	2

At December 31	59,882	22,773	1,143	8,106	260	92,180	1,046

[1]	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 197

Credit risk concentrations – Government bonds per country of risk 2019	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2019 1)

United States	8,893	1	-	314	2	9,210

Netherlands	-	6,316	-	-	-	6,316

United Kingdom	-	-	362	-	18	380

Austria	-	1,227	-	4	-	1,230

Belgium	-	1,097	21	5	-	1,123

Finland	-	135	-	-	-	135

France	-	1,512	35	3	-	1,551

Germany	-	4,649	-	-	-	4,649

Hungary	2	-	-	345	-	348

Luxembourg	-	807	-	-	-	807

Spain	-	95	-	273	-	368

Rest of Europe	85	216	-	342	3	646

Rest of world	576	17	32	90	22	737

Supranational	1	-	-	-	-	1

At December 31	9,558	16,072	449	1,376	44	27,500

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2019 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2019 1)

AAA	20,324	719	6,344	1,861	29,248

AA	4,903	3,514	1,429	2	9,848

A	899	22,416	1,378	-	24,693

BBB	949	22,137	284	-	23,371

BB	110	1,292	122	-	1,524

B	297	956	27	-	1,280

CCC or lower	18	309	1,197	-	1,524

Assets not rated	-	3	3	686	691

At December 31	27,500	51,347	10,783	2,549	92,180

[1]	Includes investments of Holding and other activities.
[2]	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – mortgage loans 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020	Of which past due and / or impaired assets

Agricultural	59	-	-	-	-	59	-

Apartment	4,169	-	-	-	-	4,169	86

Industrial	1,240	-	-	-	-	1,240	-

Office	1,624	-	-	-	-	1,625	-

Retail	1,383	7	-	-	-	1,390	1

Other commercial	223	25	-	-	-	248	1

Residential	8	29,505	-	1	-	29,514	173

At December 31	8,706	29,537	-	1	-	38,244	261

Credit risk concentrations – mortgage loans 2019	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2019	Of which past due and / or impaired assets

Agricultural	69	-	-	-	-	69	-

Apartment	4,383	-	-	-	-	4,383	94

Industrial	1,266	-	-	-	-	1,266	-

Office	1,395	-	-	-	-	1,395	-

Retail	1,575	8	-	-	-	1,583	1

Other commercial	258	43	-	-	-	302	1

Residential	9	28,742	-	1	-	28,752	163

At December 31	8,956	28,793	-	1	-	37,750	259

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 198

The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2020, amounted to EUR 9,518 million (2019: EUR 9,447 million). The loan to value (LTV) amounted to approximately 55% (2019: 53%). Of the portfolio 1% (2019: 1%) is in delinquency (defined as 60 days in arrears). In 2020, Aegon Americas recognized EUR 1 million of net impairments (2019: EUR 0 million net impairments) on this portfolio. In 2020, there were no foreclosures (2019: EUR 0 million) and no impairments or recoveries associated with foreclosed loans (2019: EUR 0 million).

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2020, amounted to EUR 33,761 million (2019: EUR 33,111 million). The LTV amounted to approximately 66% (2019: 67%). A significant part of the portfolio 45% (2019: 49%) is government guaranteed. Of the portfolio, 0.1% (2019: 0.1%) is in delinquency (defined as 60 days in arrears). Impairments in 2020 amounted to EUR 0 million (2019: EUR 0 million). During the last ten years defaults of the portfolio have been 5 basis points on average.

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

		Total income 2020		December 31, 2020
2020	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	120	25	144	2,565

Commercial mortgage-backed securities	128	92	220	3,599

Asset-backed securities	38	(5)	34	2,159

ABSs - Other	79	104	183	1,965
Total	366	215	581	10,289

		Total income 2019		December 31, 2019
2019	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	140	97	237	2,729

Commercial mortgage-backed securities	138	182	320	4,153

Asset-backed securities	47	(1)	45	1,642

ABSs - Other	87	81	168	2,258
Total	412	358	769	10,782

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 199

Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2020, and December 31, 2019.

2020	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	8,336	2,608	(9)	10,935	10,661	274
Dutch government	4,769	1,736	-	6,505	6,502	3
Other government	9,085	3,660	(8)	12,736	12,465	271
Mortgage-backed securities	5,678	482	(69)	6,092	5,314	777
Asset-backed securities	3,980	158	(17)	4,121	2,789	1,332
Corporate	45,986	7,404	(98)	53,292	51,252	2,039
Money market investments	4,559	-	(1)	4,558	4,136	422
Other	1,032	39	(75)	996	616	380
Total	83,426	16,087	(277)	99,235	93,736	5,499

Of which held by Aegon Americas and NL	74,880	14,938	(249)	89,569	84,593	4,976

2019	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities, money market instruments and other
United States government	7,443	1,377	(8)	8,812	8,478	335
Dutch government	4,869	1,448	-	6,316	6,267	49
Other government	8,901	2,989	(17)	11,872	11,662	210
Mortgage-backed securities	6,366	470	(25)	6,811	5,773	1,037
Asset-backed securities	3,776	103	(9)	3,869	2,881	989
Corporate	40,552	4,853	(167)	45,238	42,801	2,437
Money market investments	5,169	-	-	5,169	4,702	467
Other	976	49	(117)	908	628	280
Total	78,052	11,289	(345)	88,995	83,192	5,803

Of which held by Aegon Americas and NL	69,012	10,493	(327)	79,178	74,025	5,153

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 200

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2020, and December 31, 2019, is presented in the following table:

	December 31, 2020		December 31, 2019
Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	142	(17)	413	(18)
Commercial mortgage-backed securities (CMBSs)	543	(40)	494	(6)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,183	(13)	662	(5)
ABSs - Other	123	(3)	242	(4)
Financial Industry - Banking	149	(7)	349	(20)
Financial Industry - Insurance	85	(7)	104	(5)
Financial Industry - Other	536	(9)	615	(15)
Industrial	1,141	(60)	1,293	(105)
Utility	333	(9)	249	(10)
Government	361	(10)	453	(23)
Other	380	(75)	279	(117)
Total held by Aegon Americas and NL	4,976	(249)	5,153	(327)
Held by other segments	523	(28)	650	(18)
Total	5,499	(277)	5,803	(345)

As of December 31, 2020, there are EUR 14,938 million (2019: EUR 10,493 million) of gross unrealized gains and EUR 249 million (2019: EUR 327 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas and Aegon the Netherlands.

2020 was a tale of two regimes: fear and contraction followed by optimism and growth. Both the economy and markets fell precipitously in the first quarter with the global spread of COVID-19. In the US, Stay-at-home orders started in mid-March and auto production ceased at the same time. Furthermore, in markets the Federal Reserve (FED) eased the Federal Funds Target Rate by 100 bps, the U.S. 10-year treasury rate fell 120 bps to 70 bps, oil prices dropped from $70 a barrel to $20, the S&P 500 fell 34% and credit spreads widened. In the economy, nonfarm payrolls fell by 22 million jobs or 14% in the first couple of months of 2020, while nominal GDP contracted by 10% in the first half of 2020.

Around the end of April markets and the economy began to turn. This was fueled by optimism that by following safety procedures outlined by epidemiologists the economy would normalize. The US started easing stay-at-home orders and businesses began reopening. Ford and GM resumed Auto production in mid-May. The result was that by June the S&P 500 was down only 8%, corporate bond spreads, which had widened from 125 to 366, had tightened back to 175 and employment had increased by 8 million jobs since earlier in the year. As the summer progressed, optimism grew that vaccines would be available as early as the US presidential election and life would become close to normal in the second half of 2020. As summer turned to fall, however, the recovery slowed with certain sectors recovering while others struggled. Although durable and non-durable goods consumption exceeded pre-pandemic levels by the third quarter, service related consumption lagged. Durables were up 13% and non-durables 4% while the larger services segment contracted by 8%. This reflected the ongoing pressure on businesses in dining, travel, leisure, and retail. Capital investment was also still down for the year by the end of the third quarter.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 201

By November 2020 the S&P 500 was up 14% for the corporate bond spreads at 117 are tighter than in February, oil was over $50 a barrel and in total 13 million jobs were added from the employment low. In the second half of December, a second wave of COVID-19 virus infection was sweeping Europe and the US, and the economy started to slow as lockdowns were reinstituted in many locations. Some vaccines were approved, people were being inoculated and the US congress approved USD 900 million of fiscal stimulus to hopefully bridge the gap to normalization. Although the next six months is expected to be difficult, the market expects strong earnings and GDP growth in the second half of 2021. The market also expects to see the FED on hold for several years, due to low inflation concerns, long-term economic damage and full recovery in employment and aggregate consumer demand. Rates are priced to remain low and inflation subdued.

The European economy contracted sharply during 2020. The lockdowns implemented in the first half of the year led to an unprecedented large fall in GDP. Activity did rebound sharply in summer when restrictions were, for a large part, lifted. However, a sharp rise in COVID-19 infections in the autumn again led to lockdowns and restrictions being implemented. These were less detrimental compared to those in the first half, but nonetheless resulted in a second fall in output.

Governments intervened to limit the economic fallout. Fiscal authorities implemented employment and business support schemes, such that sectors most impacted would suffer less permanent damage. This resulted in large deficits and another jump in government debt levels. The ECB ensured a proper functioning financial market by implementing a new QE program, which was several times enlarged during the year. At the same time, the introduction of Pandemic Emergency Long Term Refinancing Operations (PELTRO) provided commercial banks with sufficient liquidity at favorable rates, to support the bank lending channel. The European Union eventually approved the formation of a EUR 750bln “recovery fund” after disagreements about the size and the conditionalities attached. This was perceived positively by financial markets as it reduces the risk of European disintegration and supports countries most impacted.

Since January 31, 2020, the United Kingdom is no longer a member of the European Union. Just before the Brexit transition period ended after December 31, 2020, the European Union and the United Kingdom agreed on a new “Trade and Cooperation Agreement” outlining their post-Brexit relationship.

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

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P and Moody’s) and Aegon’s internal rating of the counterparty.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 202

Residential mortgage-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 2,413 million (2019: EUR 2,533 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 2,248 million (2019: EUR 2,222 million) is held by Aegon Americas and EUR 165 million (2019: EUR 311 million) by Aegon the Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon Americas RMBS available-for-sale (AFS) portfolio.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,081	2	1	-	-	1,083	1,101
Prime jumbo	4	14	1	-	13	31	38
Alt-A	9	83	11	8	177	288	352
Negative amortization floaters	-	2	-	6	302	311	367
Other housing	3	15	5	4	278	306	389
At December 31, 2020	1,097	116	18	18	770	2,020	2,248

Of which insured	-	8	16	4	63	90	84

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	735	43	-	-	-	778	782
Prime jumbo	6	16	1	2	32	56	62
Alt-A	48	59	15	10	242	373	462
Negative amortization floaters	-	2	-	9	382	394	468
Other housing	2	9	2	7	317	337	449
At December 31, 2019	790	129	18	28	973	1,938	2,222

Of which insured	-	-	16	4	88	109	100

A significant part of Aegon Americas RMBS holdings are rated below BBB, as the issuance took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 69 million (2019: EUR 67 million), which are classified as fair value through profit or loss.

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

Prepayments and loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 73% with a weighted average of approximately 10% (2019: 8%), the increase compared to prior year is related to a change in the model from using ‘delinquent’ loans to using ‘defaulted’ loans. Assumed loan defaults range from 0% to 39% with a weighted average of approximately 20% (2019: 20%) and are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately -150% to 105%, with a weighted average of approximately 49% (2019: 50%).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 203

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

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas and Aegon the Netherlands amounted to EUR 17 million (2019: EUR 18 million), of which EUR 17 million (2019: EUR 18 million) relates to positions of Aegon Americas. The total net unrealized gain on available-for-sale RMBS was EUR 232 million (2019: EUR 288 million), including a EUR 228 million (2019: EUR 284 million) net unrealized gain relating to positions of Aegon Americas.

The United States’ non-agency RMBS saw significant spread widening across deal types during the first quarter of 2020 primarily driven by pandemic-induced economic contraction, broad market volatility and mortgage Real Estate Investment Trust (REIT) liquidations. Spreads have tightened substantially to near pre-pandemic levels in the second half of 2020, facilitated by unprecedented monetary and fiscal stimulus. Government fiscal stimulus, temporary loan forbearance programs and accumulated home equity have moderated collateral performance deterioration. Approximately 40% of COVID-19 related delinquencies have cured and another round of government assistance as well as enhanced unemployment benefits should further support recovery in the mortgage market.

In general, the European housing market was strong at the start of the year against solid economic fundamentals. The shutdowns that followed the outbreak of the COVID-19 pandemic had a sharp negative impact on these economic fundamentals. Most financial assets weakened considerably in March, after which an improvement followed. This also holds for asset backed securities. Spreads on these assets rose significantly in March, after which a gradual spread normalization followed. This recovery was helped by the ECB which increased its asset purchase program, including ABS. This means that spreads have fallen from their March peaks, but spreads are still slightly higher than at the beginning of 2020, leading to a marginally positive total return over 2020.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) RMBS instruments were determined as follows:

	Level II	Level III	Total 2020	Level II	Level III	Total 2019
RMBS	2,224	24	2,248	2,188	34	2,222

Commercial mortgage-backed securities

As of December 31, 2020, Aegon Americas and Aegon the Netherlands hold EUR 2,982 million (2019: EUR 3,440 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 2,970 million (2019: EUR 3,427 million) is held by Aegon Americas and EUR 12 million (2019: EUR 13 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 40 million as of December 31, 2020 (2019: EUR 6 million). The total net unrealized gain on the available-for-sale CMBS as of December 31, 2020, is EUR 133 million (2019: EUR 157 million), of which EUR 133 million (2019: EUR 104 million) relates to positions of Aegon Americas. The COVID-19 pandemic had an immediate impact on commercial real estate and the CMBS sector, especially in the hospitality and retail segments where shelter-in-place orders had a profound impact on property cash flows. CMBS hospitality and retail delinquency rates experienced a dramatic increase in the second quarter; however, have found stabilization and improvement in the second half of 2020 driven by debt service relief and the reopening of the economy. Despite forced selling and uncertainty driving spread volatility at the onset of the crisis, CMBS spreads in the senior part of the capital structure have retraced and found support. Although subordinated and lower quality spreads have also retraced some of their widening, they remain wide from a historical perspective due to credit uncertainty and elevated risk of ratings migration.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 204

The tables below summarize the credit quality of Aegon America’s available-for-sale (AFS) CMBS portfolio. Additionally, as of December 31, 2020, Aegon Americas has no investments in CMBS (2019: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value

CMBS	2,013	600	138	34	51	2,836	2,970

At December 31, 2020	2,013	600	138	34	51	2,836	2,970

CMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value

CMBS	2,540	639	109	7	29	3,323	3,427

At December 31, 2019	2,540	639	109	7	29	3,323	3,427

CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, CMBS asset specialists works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of December 31, 2020.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) CMBS instruments were determined as follows:

	Level II	Level III	Total 2020	Level II	Level III	Total 2019

CMBS	2,970	-	2,970	3,427	-	3,427

Asset-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 3,718 million (2019: EUR 3,332 million) of AFS ABS instruments of which EUR 2,004 million (2019: EUR 2,239 million) is held by Aegon Americas and EUR 1,714 million (2019: EUR 1,093 million) by Aegon the Netherlands. Additionally, as of December 31, 2020, Aegon Americas has investments in ABS of EUR 2 million (2019: EUR 3 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset-backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas and Aegon the Netherlands amounted to EUR 17 million as of December 31, 2020 (2019: EUR 9 million). Aegon Americas has EUR 11 million (2019: EUR 5 million) of this gross unrealized loss and Aegon the Netherlands, EUR 6 million (2019: EUR 3 million).

In the United States, spreads of asset-backed securities widened in March and April upon the emergence of the COVID-19 pandemic and the resulting economic slowdown. However, spreads tightened substantially throughout 2020 beginning in May and June, especially in on-the-run asset-backed sectors, as businesses have reopened and with reduced supply of new issue ABS bonds. Government provided stimulus to the consumer mitigated collateral performance deterioration in 2020, however, weakness in consumer oriented ABS sectors could re-emerge if additional government stimulus is not enacted and unemployment levels remain high in 2021.

In 2020, the European ABS market was shaken up by the global spread of the COVID-19 pandemic. Especially in March and the beginning of April, there were severe spread widening across all European ABS sectors. In May there was a very strong rebound in spreads across all ABS sectors in line with the strong sentiment in the broader financial markets. The strong sentiment was

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 205

supported by the substantial fiscal and monetary support, slowly re-opening of the economy and the abating fear of a second wave of COVID-19 infections. In November, the market recovered further on the back of positive news about vaccine developments.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon Americas and Aegon the Netherlands is as follows:

ABS US and NL	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	43	1	-	-	-	44	57
Autos	32	47	2	22	40	142	145
Small business loans	-	-	-	-	12	12	12
CDOs backed by ABS, Corp. bonds, Bank loans	1,802	197	39	41	47	2,126	2,124
Other ABS	350	99	740	103	6	1,298	1,379
At December 31, 2020	2,227	344	781	165	104	3,622	3,717

ABS US and NL	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	66	1	-	-	-	67	77
Autos	147	-	72	2	-	220	222
Small business loans	-	-	2	6	13	21	21
CDOs backed by ABS, Corp. bonds, Bank loans	1,201	229	45	42	49	1,567	1,569
Other ABS	429	98	760	104	9	1,400	1,444
At December 31, 2019	1,843	329	878	154	71	3,274	3,332

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas and Aegon the Netherlands available-for-sale (AFS) ABS instruments were determined as follows:

	Level II	Level III	Total 2020	Level II	Level III	Total 2019
ABSs	3,541	176	3,717	2,668	664	3,332

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	December 31, 2020		December 31, 2019
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	708	(9)	247	(1)
Over 1 through 5 years	1,242	(55)	983	(26)
Over 5 through 10 years	955	(40)	1,175	(47)
Over 10 years	1,326	(71)	2,002	(135)
Total	4,230	(174)	4,407	(210)

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 206

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	December 31, 2020		December 31, 2019
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	1,604	(13)	1,340	(10)
AA	411	(13)	452	(8)
A	759	(17)	662	(13)
BBB	787	(36)	1,345	(58)
BB	304	(31)	181	(17)
B	184	(15)	186	(25)
Below B	182	(49)	240	(78)
Total	4,230	(174)	4,407	(210)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	At December 31, 2020
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	1,640	97	(25)	(10)
6 – 12 months	1,073	363	(26)	(37)
> 12 months	847	210	(28)	(48)
Total	3,560	670	(79)	(95)

	At December 31, 2019
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	2,178	132	(35)	(7)
6 – 12 months	128	45	(2)	(4)
> 12 months	1,493	432	(52)	(110)
Total	3,799	608	(89)	(121)

The unrealized loss increased during 2020 mainly due to widening credit spreads and increasing US Treasury rates.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 207

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss position and the percentage of carrying value (CV) to amortized cost in Aegon Americas and Aegon the Netherlands.

	2020		2019
Aging and severity unrealized losses debt securities	Carrying value	Unrealized losses	Carrying value	Unrealized losses

CV 70-100% of amortized cost	94	(2)	131	(6)

CV 40-70% of amortized cost	-	-	1	(1)

CV < 40% of amortized cost	3	(7)	-	-

0-6 months	97	(10)	132	(7)

CV 70-100% of amortized cost	349	(26)	43	(3)

CV 40-70% of amortized cost	14	(11)	1	(1)

CV < 40% of amortized cost	-	-	-	-

6-12 months	363	(37)	45	(4)

CV 70-100% of amortized cost	43	(4)	175	(21)

CV 40-70% of amortized cost	5	(4)	33	(22)

CV < 40% of amortized cost	-	-	4	(9)

12-24 months	48	(8)	213	(52)

CV 70-100% of amortized cost	143	(17)	192	(24)

CV 40-70% of amortized cost	17	(20)	13	(9)

CV < 40% of amortized cost	2	(3)	14	(25)

> 24 months	162	(41)	219	(58)

Total	670	(95)	608	(121)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas and Aegon the Netherlands

The following table provides the realized gains and losses on the debt securities of Aegon Americas and Aegon the Netherlands for the twelve months ended December 31, 2020, and December 31, 2019.

Gross realized gains and (losses)	Gross realized gains	Gross realized losses

December 31, 2020

Debt securities	161	(49)

December 31, 2019

Debt securities	405	(66)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
	0 -12 months	>12 months	Total

December 31, 2020

Debt securities	(35)	(13)	(49)

December 31, 2019

Debt securities	(32)	(34)	(66)

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 208

Impairment losses and recoveries

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended December 31, 2020, and December 31, 2019, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2020	2019
	(Impairment) / recovery	(Impairment) / recovery
Impairments:

Other (none individually greater than EUR 25 million)	(156)	(49)

Subtotal	(156)	(49)

Recoveries:

Total recoveries	26	66

Sub-total	26	66

Net (impairments) and recoveries	(130)	17

Net (impairments) and recoveries

Net impairments for the twelve months ended December 31, 2020, totaled EUR 130 million (2019: EUR 17 million net recoveries).

For the twelve months ended December 31, 2020, Aegon recognized impairments of EUR 156 million (2019: EUR 49 million) mostly related to impairments on public fixed income holdings.

For the twelve months ended December 31, 2020, Aegon recognized EUR 26 million (2019: EUR 66 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

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

	2020				2019
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total

Debt securities - carried at fair value	369	34	9	412	70	21	10	101

Mortgage loans	169	55	1	226	198	3	-	201

Other loans	24	8	5	36	35	4	4	43

Accrued interest	5	1	1	8	1	-	1	2

Other financial assets - carried at fair value	-	-	-	-	22	-	-	22

At December 31	567	98	16	681	326	28	16	370

Impaired financial assets	Carrying amount 2020	Carrying amount 2019

Shares	38	30

Debt securities - carried at fair value	789	945

Mortgage loans	36	58

Other loans	3	3

Other financial assets - carried at fair value	2	4

At December 31	867	1,039

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 209

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 21 million of impairment charges for the twelve months ended December 31, 2020 (2019: EUR 7 million) for Aegon Americas and Aegon the Netherlands.

As of December 31, 2020, there are EUR 58 million of gross unrealized gains and EUR 14 million of gross unrealized losses in the equity portfolio of Aegon Americas and Aegon the Netherlands (2019: EUR 47 million of gross unrealized gains and EUR 24 million of gross unrealized losses).

The table below represents the unrealized gains and losses on share positions held by Aegon Americas and Aegon the Netherlands.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
December 31, 2020 Shares	222	266	44	237	58	29	(14)
December 31, 2019
Shares	290	312	23	254	47	58	(24)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas and Aegon the Netherlands at December 31, 2020, and December 31, 2019 is presented in the following table.

	2020		2019
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Financials	24	(10)	28	(10)
Other	5	(4)	30	(14)
Total	29	(14)	58	(24)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas and Aegon the Netherlands were below cost prior to their impairment in 2020 and 2019.

In million EUR	0-6 months
2020 Shares	(4)
2019 Shares	(2)

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 210

The investment in real estate for the Americas decreased from 2020 to 2019 following the sale of the Transamerica Pyramid property. Refer to note 22.2 for detailed disclosures.

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total 2020

Equity funds	154	40	-	68	8	-	270

Common shares 1)	161	-	34	6	-	16	218

Preferred shares	127	-	-	-	-	27	155

Investments in real estate	37	2,331	-	16	-	-	2,385

Hedge funds	74	-	-	-	-	-	75

Other alternative investments	1,557	381	-	-	-	7	1,945

Other financial assets	1,104	1,046	800	6	1	-	2,957

At December 31	3,215	3,799	834	97	10	51	8,005

[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total 2019

Equity funds	161	35	-	63	-	-	259

Common shares 1)	130	-	17	15	2	94	258

Preferred shares	208	-	-	-	-	70	279

Investments in real estate	653	2,229	-	19	-	-	2,901

Hedge funds	699	-	-	-	2	-	702

Other alternative investments	1,366	405	-	-	-	17	1,787

Other financial assets	1,055	1,080	874	10	1	-	3,020

At December 31	4,272	3,750	891	106	6	181	9,205

[1]	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020 1)	Of which impaired assets

Communication	1	-	-	-	-	4	-

Consumer	4	-	-	-	1	6	-

Financials	368	14	-	5	3	400	3

Funds	-	1,363	34	63	-	1,470	14

Industries	42	-	-	1	1	44	12

Other	27	-	-	6	3	56	7

At December 31	442	1,376	34	74	9	1,979	35

[1]	Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2019 1)	Of which impaired assets

Communication	26	-	-	-	-	32	-

Consumer	7	-	-	-	-	9	2

Financials	416	3	-	14	2	455	1

Funds	-	1,440	17	63	-	1,616	19

Industries	21	-	-	-	1	22	4

Other	29	-	-	7	2	88	2

At December 31	499	1,443	17	84	5	2,221	30

1	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 211

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2020	2019	2018	2017	2016
S&P 500	3,756	3,231	2,507	2,674	2,239
Nasdaq	12,888	8,973	6,635	6,903	5,383
FTSE 100	6,461	7,542	6,728	7,688	7,143
AEX	625	605	488	545	483

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon uses options and other equity derivatives to provide protection against the negative impact of equity market declines. Net income and shareholders’ equity in 2020 are generally less sensitive compared to 2019 mainly reflecting the new Macro Hedge program in the Americas executed in July 2020.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2020
Equity increase 10%	146	394
Equity decrease 10%	(208)	(199)
Equity increase 25%	291	725
Equity decrease 25%	(541)	(715)

2019
Equity increase 10%	307	450
Equity decrease 10%	(374)	(525)
Equity increase 25%	721	1,083
Equity decrease 25%	(456)	(837)

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

Aegon manages interest rate risk closely, taking into account all of the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 212

to closely manage its interest rate risk exposure. Aegon operates an Investment & Counterparty Risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy. A detailed description on the use of derivatives within Aegon is included in note 24 Derivatives.

The following table shows interest rates at the end of each of the last five years.

	2020		2019		2018		2017		2016
3-month US LIBOR	0.24%		1.91%		2.81%		1.69%		1.00%
3-month EURIBOR	(0.55%	)	(0.38%	)	(0.31%	)	(0.33%	)	(0.32%	)
10-year US Treasury	0.91%		1.91%		2.69%		2.41%		2.43%
10-year Dutch government	(0.48%	)	(0.06%	)	0.39%		0.53%		0.35%

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

Parallel movement of yield curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2020
Shift up 100 basis points	813	1,690
Shift down 100 basis points	1,174	1,352

2019
Shift up 100 basis points	945	(2,688)
Shift down 100 basis points	(1,236)	1,847

Due to the low interest rate environment in 2020 the impact on net income and shareholders’ equity became less sensitive compared to 2019.

The hedge strategy targets minimal mismatch according to the Aegon economic framework (which broadly aligns with Solvency II Own Funds) and stablizes Solvency II ratio volatility.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 213

of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure should be sufficiently documented and limits are placed on the total exposure at both group level and for individual country units.

Information on Aegon’s three year historical net income/(loss) and shareholders’ equity in functional currency are shown in the table below:

	2020	2019	2018
Net income
Americas (in USD)	(611)	1,324	61
United Kingdom (in GBP)	60	(29)	35

Equity in functional currency
Americas (in USD)	19,127	18,123	15,115
United Kingdom (in GBP)	1,391	1,358	1,671

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2020	2019	2018	2017	2016
USD	1.22	1.12	1.14	1.20	1.05
GBP	0.90	0.85	0.90	0.89	0.85

Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies (that is, other than the entity’s functional currency), is not material.

The sensitivity analysis in the following table shows an estimate of the effect of movements in the exchange rates of Aegon’s non-euro currencies relative to the euro on net income and shareholders’ equity.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of currency exchange rates 1)	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2020
Increase by 15% of USD currencies relative to the euro	(93)	2,848
Increase by 15% of GBP currencies relative to the euro	(43)	1,015
Increase by 15% of non-euro currencies relative to the euro	(52)	3,219
Decrease by 15% of USD currencies relative to the euro	74	(2,066)
Decrease by 15% of GBP currencies relative to the euro	(51)	631
Decrease by 15% of non-euro currencies relative to the euro	45	(2,325)

2019
Increase by 15% of USD currencies relative to the euro	203	2,528
Increase by 15% of GBP currencies relative to the euro	(11)	241
Increase by 15% of non-euro currencies relative to the euro	211	2,906
Decrease by 15% of USD currencies relative to the euro	(158)	(1,830)
Decrease by 15% of GBP currencies relative to the euro	9	(163)
Decrease by 15% of non-euro currencies relative to the euro	(150)	(2,094)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

Liquidity risk

Liquidity risk is inherent in much of Aegon’s business. Each asset purchased and liability incurred has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If Aegon requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner. Liquidity risk is also affected by the use of collateralized financial derivatives to mitigate other risks.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 214

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

Aegon held EUR 33,465 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2019: EUR 31,066 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 37 Borrowings, amounting to EUR 3,288 million which were unused at the end of the reporting period (2019: EUR 3,403 million).

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

Maturity analysis – gross undiscounted contractual cash flows (for non- derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2020
Trust pass-through securities	-	8	33	91	58	191
Subordinated loans	-	103	382	283	2,842	3,610
Borrowings	-	1,033	6,627	747	1,002	9,410
Lease liabilities	-	45	97	60	76	278
Other financial liabilities	5,333	2,238	197	100	126	7,993
Total financial liabilities (excluding investment/insurance contracts)	5,333	3,427	7,337	1,282	4,105	21,482
Investment contracts 1)	16,699	2,458	1,878	1,072	795	22,903
Investment contracts for account of policyholders 1)	30,515	27,513	8	4	3	58,043
Total investment contracts	47,214	29,971	1,886	1,077	798	80,946
2019
Trust pass-through securities	-	9	36	106	67	218
Subordinated loans	-	109	437	347	3,077	3,971
Borrowings	-	3,967	4,202	1,109	1,119	10,397
Lease liabilities	-	51	120	66	92	331
Other financial liabilities	4,867	2,713	313	96	257	8,245
Total financial liabilities (excluding investment/ insurance contracts)	4,867	6,798	4,988	1,658	4,520	22,831
Investment contracts 1)	14,281	1,930	1,888	1,001	795	19,895
Investment contracts for account of policyholders 1)	32,463	26,298	6	3	2	58,772
Total investment contracts	46,744	28,228	1,894	1,004	797	78,667

[1]	Excluding investment contracts with discretionary participating features.

Aegon’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash benefit payments in the table below are based on management’s best estimates of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 4 215

cash benefit payments are based on mortality, morbidity and lapse assumptions based on Aegon’s historical experience, modified for recently observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance.

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2020
Insurance contracts	-	4,269	16,104	18,382	119,092	157,847
Insurance contracts for account of policyholders	-	10,546	37,153	35,257	117,005	199,961
Investment contracts	-	8,733	8,000	2,998	3,957	23,688
Investment contracts for account of policyholders	165	12,004	27,435	28,318	72,063	139,986
	165	35,552	88,693	84,955	312,117	521,482
2019
Insurance contracts	-	3,500	13,003	15,668	119,044	151,216
Insurance contracts for account of policyholders	-	9,666	36,782	36,571	130,299	213,318
Investment contracts	-	8,857	5,837	2,503	4,347	21,544
Investment contracts for account of policyholders	181	10,311	28,244	31,766	81,024	151,527
	181	32,335	83,868	86,508	334,714	537,605

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

Maturity analysis relating to derivatives 1) (Contractual cash flows)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2020
Gross settled
Cash inflows	-	23,118	3,073	3,119	7,554	36,863
Cash outflows	-	(23,429)	(2,267)	(1,974)	(4,782)	(32,451)

Net settled
Cash inflows	-	612	2,293	2,870	5,418	11,193
Cash outflows	-	(797)	(1,784)	(2,258)	(6,604)	(11,444)
2019
Gross settled
Cash inflows	-	17,162	3,098	4,470	11,628	36,357
Cash outflows	-	(17,056)	(2,922)	(3,570)	(10,071)	(33,619)

Net settled
Cash inflows	-	865	3,091	3,537	6,798	14,292
Cash outflows	-	(983)	(2,594)	(2,832)	(7,716)	(14,126)

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 216

5 Segment information

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

◆	Americas: one operating segment which covers business units in the United States and Brazil, including any of the units’ activities located outside these countries;
◆	The Netherlands: which covers businesses activities from Aegon the Netherlands;
◆	United Kingdom: which covers businesses activities from Existing Business and Digital Solutions;
◆	International: one operating segment which covers businesses operating in Hong Kong, Singapore, China, India, Indonesia, Hungary, Poland, Turkey, Romania, Spain and Portugal including any of the units’ activities located outside these countries;
◆	Asset Management: one operating segment which covers business activities from AAM Global Platforms, Strategic Partnerships and Other;
◆	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Change in operating segments

Aegon has changed the grouping of the operating segments included in the performance measure as of 2020. As per January 1, 2020 activities in Southern and Eastern Europe and Asia have been brought together in a new operating segment, International.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon. The tables presented in this document have been updated to reflect this change.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 217

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

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon’s businesses in the Netherlands and Japan are excluded from underlying earnings before tax, because management’s best estimate expected return for these guarantees is set at zero. In addition, fair value items include market related results on the loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

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

In the Consolidated income statement, the restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in ‘Policyholder claims and benefits’ in the Consolidated income statement.

Run-off businesses

Run-off businesses include results of business units where management in earlier years has decided to exit the market and to run-off the existing block of business. This line only includes results related to the run-off of the remaining institutional spread-based business, structured settlements blocks of business, the life reinsurance business and the bank-owned and corporate-owned life insurance (BOLI/COLI) business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax. The size of these remaining blocks is small and in 2021 this segment, along with all other businesses, will be included as part of the main lines of business in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in China, India, the Netherlands, Spain and Portugal, and Aegon’s associates in Brazil, France, the Netherlands and United Kingdom are reported as underlying earnings before tax.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 218

The following table presents Aegon’s segment results.

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2020 Underlying earnings before tax	820	665	144	156	182	(237)	1	1,729	31	1,761
Fair value items	(505)	(230)	(2)	1	22	(36)	-	(750)	(87)	(837)
Realized gains / (losses) on investments	93	14	-	46	1	(3)	-	150	(8)	142
Impairment charges	(173)	(50)	-	(16)	(1)	(25)	-	(265)	1	(264)
Impairment reversals	27	1	-	-	-	-	-	28	-	28
Other income / (charges)	(1,110)	78	(68)	(1)	(8)	(130)	-	(1,239)	15	(1,224)
Run-off businesses	29	-	-	-	-	-	-	29	-	29
Income / (loss) before tax	(819)	478	74	186	195	(433)	1	(317)	(47)	(364)
Income tax (expense) / benefit	284	(107)	(7)	(22)	(44)	78	-	181	47	229
Net income / (loss)	(535)	371	67	164	151	(355)	1	(135)	-	(135)
Inter-segment underlying earnings	(40)	(87)	(86)	(35)	193	62

Revenues 2020
Life insurance gross premiums	7,105	1,619	4,833	1,095	-	4	(3)	14,654	(726)	13,929
Accident and health insurance	1,380	245	25	193	-	-	-	1,844	(59)	1,784
General insurance	-	130	-	388	-	-	-	519	(132)	386
Total gross premiums	8,485	1,994	4,858	1,677	-	5	(3)	17,016	(917)	16,099
Investment income	2,986	2,083	1,795	362	7	261	(281)	7,212	(63)	7,149
Fee and commission income	1,653	255	194	50	750	(9)	(180)	2,713	(308)	2,405
Other revenues	7	-	-	1	2	3	-	14	(10)	4
Total revenues	13,131	4,332	6,847	2,091	759	260	(465)	26,955	(1,298)	25,657
Inter-segment revenues	1	21	-	-	188	264

Other charges amounted to EUR 1,239 million in 2020, driven by the Americas. The Americas recorded other charges of EUR 1,110 million in 2020 mainly due to unfavorable impacts from model and assumption changes. In addition, the Americas incurred other charges due to a valuation allowance related to the ongoing rehabilitation process of a reinsurer, the restructuring of captives, and a provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 219

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2019 Underlying earnings before tax	1,125	648	139	144	139	(228)	1	1,969	50	2,019
Fair value items	272	(741)	(131)	2	-	(4)	-	(601)	(88)	(689)
Realized gains / (losses) on investments	125	240	3	36	-	1	-	405	(2)	403
Impairment charges	(54)	(30)	-	(1)	-	(10)	-	(95)	-	(95)
Impairment reversals	68	5	-	1	-	-	-	73	-	73
Other income / (charges)	(156)	(1)	(38)	15	(7)	(95)	-	(281)	-	(281)
Run-off businesses	23	-	-	-	-	-	-	23	-	23
Income / (loss) before tax	1,403	121	(27)	198	133	(335)	1	1,493	(40)	1,453
Income tax (expense) / benefit	(220)	(27)	(7)	(33)	(36)	65	-	(257)	40	(217)
Net income / (loss)	1,183	94	(34)	165	97	(270)	1	1,236	-	1,236
Inter-segment underlying earnings	(61)	(105)	(87)	(19)	193	79

Revenues 2019
Life insurance gross premiums	7,279	1,765	6,282	1,289	-	11	(8)	16,617	(691)	15,926
Accident and health insurance	1,416	228	28	201	-	-	-	1,872	(50)	1,823
General insurance	-	130	-	382	-	1	(1)	512	(122)	390
Total gross premiums	8,694	2,123	6,309	1,872	-	12	(9)	19,002	(864)	18,138
Investment income	3,172	2,224	1,830	379	5	269	(284)	7,595	(64)	7,531
Fee and commission income	1,757	237	197	109	627	-	(187)	2,740	(218)	2,523
Other revenues	8	-	-	2	1	5	-	16	(10)	6
Total revenues	13,631	4,583	8,337	2,362	633	286	(480)	29,352	(1,155)	28,197
Inter-segment revenues	1	12	-	-	187	280

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 220

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2018 Underlying earnings before tax	1,217	615	128	145	151	(189)	1	2,069	72	2,142
Fair value items	(613)	250	59	9	-	5	-	(291)	(119)	(409)
Realized gains / (losses) on investments	(204)	46	83	(8)	2	4	-	(77)	(2)	(79)
Impairment charges	(46)	4	-	(7)	-	(9)	-	(58)	-	(58)
Impairment reversals	37	2	-	1	-	-	-	39	-	39
Other income / (charges)	(397)	(132)	(252)	(33)	(5)	(57)	-	(875)	1	(874)
Run-off businesses	(14)	-	-	-	-	-	-	(14)	-	(14)
Income / (loss) before tax	(19)	784	19	107	149	(247)	1	794	(47)	746
Income tax (expense) / benefit	71	(136)	20	(43)	(44)	46	-	(86)	47	(39)
Net income / (loss)	52	648	38	64	105	(201)	1	707	-	707
Inter-segment underlying earnings	(73)	(101)	(82)	(23)	198	80

Revenues 2018
Life insurance gross premiums	7,004	1,632	7,509	1,402	-	9	(7)	17,548	(579)	16,969
Accident and health insurance	1,571	219	29	195	-	-	-	2,015	(36)	1,979
General insurance	-	136	-	343	-	1	(1)	479	(112)	367
Total gross premiums	8,575	1,987	7,539	1,940	-	10	(8)	20,042	(727)	19,316
Investment income	3,125	2,265	1,346	351	5	286	(284)	7,095	(59)	7,035
Fee and commission income	1,826	211	198	121	632	-	(206)	2,782	(224)	2,558
Other revenues	5	-	-	2	1	4	-	12	(6)	5
Total revenues	13,530	4,463	9,083	2,414	638	300	(499)	29,930	(1,016)	28,914
Inter-segment revenues	1	2	-	-	206	290

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 221

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

Presentation Non-Underlying Earnings	Note	2020	2019	2018
Underlying earnings before tax		1,729	1,969	2,069
Elimination of share in earnings of joint ventures and associates		31	50	72

Premium income	6	3	-	-
Rental income	7	(68)	(76)	(72)
Dividend income	7	(40)	9	30
Fee and commission income	8	(5)	-	-
Recovered claims and benefits	9	(143)	7	2
Change in valuation of reinsurance ceded	9	86	-	-
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	(302)	(17)	(295)
Net fair value change on borrowings and other financial liabilities	10	2	7	6
Realized gains and losses on financial investments	10	132	399	(92)
Gains and (losses) on investments in real estate	10	74	317	261
Net fair value change of derivatives	10	613	163	(67)
Net foreign currency gains and (losses)	10	-	-	(2)
Realized gains and (losses) on repurchased debt	10	-	-	1
Other income	11	68	200	8
Change in valuation of liabilities for insurance contracts	12	(1,611)	(1,231)	(341)
Change in valuation of liabilities for investment contracts	12	(7)	(13)	13
Policyholder claims and benefits - Other	12	19	50	(9)
Commissions and expenses	14	(426)	(319)	(428)
Impairment (charges) reversals	15	(318)	(105)	(20)
Interest charges and related fees	16	(82)	21	-
Other charges	17	(150)	(1)	(375)
Run-off businesses	5	29	23	(14)
Income / (loss) before tax		(364)	1,453	746

◆	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in note 10 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.
◆	Net fair value change of derivatives is reported as part of the respective line in note 10 and includes: 1) the over-or underperformance of derivatives of EUR 38 million loss (2019: EUR 34 million gain, 2018: EUR 3 million gain) for which the expected long-term return is included in underlying earnings before tax; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 652 million gain (2019: EUR 130 million gain, 2018: EUR 77 million loss); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR nil million (2019: EUR 1 million gain, 2018: EUR 7 million gain).
◆	Net foreign currency gains and (losses) are reported as part of the respective line in note 10.
◆	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in note 12.
◆	Change in valuation of liabilities for investment contracts is reported as part of the respective line in note 12.
◆	Policyholder claims and benefits - Other are reported as part of the ‘Other’ line in note 12 and is related to policyholder tax.
◆	Commissions and expenses include: 1) Restructuring charges of EUR 266 million (2019: EUR 220 million charge, 2018: EUR 279 million charge) which are reported as part of Employee and Administration expenses lines in note 14; 2) Amortization of deferred expenses of EUR 35 million income (2019: charge of EUR 32 million, 2018: charge of EUR 67 million) which is reported as part of the respective line in note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 20 million income (2019: charge of EUR 5 million; 2018: charge of EUR 20 million) which is reported as part of the respective line in note 14. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 159 million gain (2019: gain of EUR 151 million; 2018: loss of EUR 88 million).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 222

◆	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 266 million charge (2019: charge of EUR 60 million, 2018: charge of EUR 41 million) as shown in note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 128 million charge (2019: EUR 109 million charge; 2018: EUR 19 million charge) reported as part of the respective line in note 15.
◆	There are no interest charges and related fees that are classified for segment reporting purposes as non-underlying earnings.

Impact from assumption and model updates

The 2020 assumption changes and model updates amounted to a negative impact of EUR 580 million and mainly relates to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 805 million. This reflects a charge of EUR 460 million related to the lowering the long-term interest rate assumption from 4.25% to 2.75% and the corresponding adjustment of the separate account bond return assumptions. Non-economic assumption changes resulted in a charge of EUR 345 million, mainly related to Universal Life premium persistency and an increase in mortality rate assumptions, as well as lowering the morbidity improvement assumption for Long-Term Care from 1.5% to 0.75% per year for the next 15 years. Assumption changes and model updates in the Netherlands led to a favorable impact of EUR 225 million mainly related to favorable longevity assumption changes, partially offset by adverse impacts from mortgage prepayment model and expense assumption updates.

The 2019 assumption changes and model updates amounted to a negative impact of EUR 196 million and mainly relates to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 64 million mainly driven by updates to Universal Life products for surrender, lapse and mortality to reflect actual experience, partially offset by gains driven by updates to the annuitization of Variable Deferred Annuities Guaranteed Minimum Income Benefit and to the returns on Equity-Index Universal Life. In the second half of 2019, a negative impact of EUR 75 million resulted mostly from expenses assumption updates in the Americas. Assumption changes and model updates in the Netherlands led to negative impact of EUR 57 million mainly related to model enhancements and expense assumption updates which more than offset favorable longevity assumption changes.

Other selected income statement items	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total
2020
Amortization of deferred expenses, VOBA and future servicing rights	637	-	119	97	-	-	854
Depreciation	56	20	9	12	2	1	101
Impairment charges / (reversals) on financial assets, excluding receivables	151	86	-	15	-	11	262
Impairment charges / (reversals) on non-financial assets and receivables	72	21	17	-	4	14	128

2019
Amortization of deferred expenses, VOBA and future servicing rights	687	4	117	66	-	-	875
Depreciation	44	18	12	11	1	2	87
Impairment charges / (reversals) on financial assets, excluding receivables	(12)	72	-	-	-	-	60
Impairment charges / (reversals) on non-financial assets and receivables	3	94	-	3	-	10	109

2018
Amortization of deferred expenses, VOBA and future servicing rights	853	25	119	74	-	-	1,071
Depreciation	38	12	14	12	1	2	80
Impairment charges / (reversals) on financial assets, excluding receivables	(9)	34	-	6	-	-	31
Impairment charges / (reversals) on non-financial assets and receivables	19	16	1	1	-	9	46

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 223

Number of employees	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total
2020
Number of employees - headcount	7,960	3,521	2,307	6,598	1,527	409	22,322
Of which Aegon’s share of employees in joint ventures and associates	669	-	47	3,294	183	-	4,193

2019
Number of employees - headcount	8,570	3,582	2,261	7,393	1,535	416	23,757
Of which Aegon’s share of employees in joint ventures and associates	651	-	62	4,276	173	-	5,162

2018
Number of employees - headcount	8,824	3,548	3,135	9,181	1,464	390	26,543
Of which Aegon’s share of employees in joint ventures and associates	559	-	58	6,069	168	-	6,854

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
2020

Assets
Cash and Cash equivalents	903	5,689	257	211	374	938	-	8,372
Investments	77,431	68,561	1,994	8,238	208	108	-	156,541
Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172
Investments in joint ventures	-	327	-	846	204	-	-	1,376
Investments in associates	60	1,004	8	35	151	21	(15)	1,264
Deferred expenses	7,555	136	819	289	-	-	-	8,799
Other assets	26,552	13,642	2,664	1,905	171	33,252	(34,896)	43,290
Total assets	216,875	114,962	98,982	12,482	1,109	34,319	(34,914)	443,814

Liabilities
Insurance contracts	69,392	44,242	1,458	8,542	-	-	(1,488)	122,146
Insurance contracts for account of policyholders	76,506	25,085	33,078	772	-	-	-	135,441
Investment contracts	8,156	12,732	185	2	-	-	-	21,075
Investment contracts for account of policyholders	27,868	2,473	61,092	191	-	-	-	91,624
Other liabilities	19,265	24,249	1,614	573	515	9,658	(7,007)	48,867
Total liabilities	201,188	108,780	97,427	10,080	515	9,658	(8,495)	419,153

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 224

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
2019

Assets
Cash and Cash equivalents	822	9,627	305	243	166	1,100	-	12,263
Investments	75,076	59,983	2,034	8,373	266	244	-	145,976
Investments for account of policyholders	107,963	25,491	91,848	1,076	-	-	(4)	226,374
Investments in joint ventures	-	1,159	-	668	153	3	-	1,983
Investments in associates	79	106	9	28	129	21	(10)	363
Deferred expenses	8,996	360	913	536	-	-	-	10,806
Other assets	26,533	11,996	2,546	2,141	126	31,502	(32,839)	42,005
Total assets	219,469	108,722	97,655	13,065	840	32,871	(32,853)	439,769

Liabilities
Insurance contracts	73,234	40,554	1,518	9,217	-	17	(1,655)	122,885
Insurance contracts for account of policyholders	77,988	25,328	31,559	836	-	-	-	135,710
Investment contracts	6,662	11,716	211	4	-	-	-	18,594
Investment contracts for account of policyholders	29,976	2,301	61,305	244	-	-	-	93,826
Other liabilities	15,465	22,636	1,459	553	322	8,421	(4,534)	44,322
Total liabilities	203,324	102,535	96,052	10,853	322	8,438	(6,189)	415,336

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 5 225

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Investments	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
2020
Shares	442	1,376	34	74	9	44	-	1,979
Debt securities	59,419	30,880	1,077	7,926	48	1	-	99,350
Loans	10,477	33,882	-	120	-	40	-	44,519
Other financial assets	7,056	91	883	102	152	23	-	8,308
Investments in real estate	37	2,331	-	16	-	-	-	2,385

Investments general account	77,431	68,561	1,994	8,238	208	108	-	156,541

Shares	-	8,227	16,877	187	-	-	(3)	25,288
Debt securities	-	12,150	7,579	156	-	-	-	19,885
Unconsolidated investment funds	104,374	706	63,084	613	-	-	-	168,777
Other financial assets	-	4,520	5,232	3	-	-	-	9,755
Investments in real estate	-	-	467	-	-	-	-	467

Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172

Investments on balance sheet	181,805	94,164	95,234	9,197	208	108	(3)	380,713
Off-balance sheet investments third parties	215,216	6,144	119,347	6,752	192,098	-	(336)	539,220
Total revenue-generating investments	397,021	100,308	214,580	15,948	192,307	108	(339)	919,933

Investments
Available-for-sale	63,864	25,972	1,494	8,088	134	28	-	99,580
Loans	10,477	33,882	-	120	-	40	-	44,519
Financial assets at fair value through profit or loss	107,427	31,979	93,272	973	74	40	(3)	233,762
Investments in real estate	37	2,331	467	16	-	-	-	2,853
Total investments on balance sheet	181,805	94,164	95,234	9,197	208	108	(3)	380,713

Investments in joint ventures	-	327	-	846	204	-	-	1,376
Investments in associates	60	1,004	8	35	151	21	(15)	1,264
Other assets	35,010	19,467	3,740	2,405	545	34,190	(34,896)	60,461
Consolidated total assets	216,875	114,962	98,982	12,482	1,109	34,319	(34,914)	443,814

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 6 226

Investments	Americas	The Netherlands	United Kingdom	International 1)	Asset Management	Holding and other activities	Eliminations	Total
2019
Shares	499	1,443	17	84	5	173	-	2,221
Debt securities	54,970	22,773	1,055	7,962	93	1	-	86,853
Loans	10,922	33,460	-	160	-	48	-	44,591
Other financial assets	8,032	78	962	148	168	21	-	9,410
Investments in real estate	653	2,229	-	19	-	-	-	2,901

Investments general account	75,076	59,983	2,034	8,373	266	244	-	145,976

Shares	-	8,490	16,583	218	-	-	(4)	25,288
Debt securities	877	11,652	8,043	173	-	-	-	20,744
Unconsolidated investment funds	106,926	695	61,738	680	-	-	-	170,039
Other financial assets	161	4,653	4,898	4	-	-	-	9,716
Investments in real estate	-	-	586	-	-	-	-	586

Investments for account of policyholders	107,963	25,491	91,848	1,076	-	-	(4)	226,374

Investments on balance sheet	183,039	85,474	93,882	9,449	266	244	(4)	372,350
Off-balance sheet investments third parties	220,039	4,802	123,904	6,463	170,158	-	(818)	524,547
Total revenue-generating investments	403,078	90,276	217,786	15,911	170,424	244	(822)	896,897

Investments
Available-for-sale	59,899	19,591	1,556	8,172	153	32	-	89,404
Loans	10,922	33,460	-	160	-	48	-	44,591
Financial assets at fair value through profit or loss	111,565	30,193	91,740	1,098	113	164	(4)	234,867
Investments in real estate	653	2,229	586	19	-	-	-	3,487
Total investments on balance sheet	183,039	85,474	93,882	9,449	266	244	(4)	372,350

Investments in joint ventures	-	1,159	-	668	153	3	-	1,983
Investments in associates	79	106	9	28	129	21	(10)	363
Other assets	36,351	21,983	3,764	2,920	292	32,603	(32,839)	65,073
Consolidated total assets	219,469	108,722	97,655	13,065	840	32,871	(32,853)	439,769
[1]

Due to the divestment of Aegon’s 50% stake in the joint venture with Sony Life, Revenue Generating Investments of Japan are no longer included in 2019. Off-balance investments for Japan amount to EUR 2.3 billion per December 31, 2019.

6 Premium income and premiums paid to reinsurers

	2020	2019	2018
Life insurance	13,929	15,926	16,969
Non-life insurance	2,171	2,212	2,346
Total premium income	16,099	18,138	19,316

- Accident and health insurance	1,784	1,823	1,979
- General insurance	386	390	367
Non-life insurance premium income	2,171	2,212	2,346

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 7 227

Premium income decreased by EUR 2,039 million in 2020 (2019: EUR 1,178 million decrease) mainly driven by reduced new business related to COVID-19 and a reduction of upgraded Life insurance policies to the retirement platform in the UK, which represents EUR 1,327 million (2019: EUR 1,777 million; 2018: EUR 3,439 million) of total premium income Life insurance.

	2020	2019	2018
Life insurance	2,541	2,276	2,500
Non-life insurance	162	158	163
Total premiums paid to reinsurers	2,703	2,434	2,663

- Accident and health insurance	137	138	152
- General insurance	25	19	11
Non-life insurance premiums paid to reinsurers	162	158	163

7 Investment income

	2020	2019	2018
Interest income	5,426	5,835	5,783
Dividend income	1,609	1,571	1,124
Rental income	114	125	129
Total investment income	7,149	7,531	7,035

Interest income accrued on impaired financial assets	70	146	160

Interest income on financial assets that are not carried through Fair value through profit or loss	4,688	4,943	4,811

Lease income is included within rental income. Please refer to note 45 Commitments and Contingencies for future lease payments (lease rights).

Total investment income from:	2020	2019	2018
Shares	1,609	1,571	1,124
Debt securities and money market instruments	3,663	3,959	3,899
Loans	1,710	1,779	1,704
Real estate	114	125	129
Other	53	97	181
Total	7,149	7,531	7,035

Investment income is split into:	2020	2019	2018
Investment income related to general account	5,005	5,291	5,268
Investment income for account of policyholders	2,145	2,240	1,767
Total	7,149	7,531	7,035
Investment income from financial assets held for general account:
Available-for-sale	3,075	3,267	3,180
Loans	1,710	1,779	1,704
Financial assets designated at fair value through profit or loss	130	125	212
Real estate	87	83	82
Derivatives	(7)	39	72
Other	9	(2)	18
Total	5,005	5,291	5,268

Investment income on derivatives for 2020 is negative as the income is more than offset by the expenses resulting from normal trading and the unwind of certain hedging programs.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 8 228

8 Fee and commission income

	2020	2019	2018
Fee income from asset management	1,725	1,824	1,853
Commission income	580	585	594
Other	99	114	112
Total fee and commission income	2,405	2,523	2,558

Included in fee and commission income:
Fees on trust and fiduciary activities	221	225	215

9 Income from reinsurance ceded

	2020	2019	2018
Recovered claims and benefits	3,250	3,367	3,127
Change in technical provisions	310	1	424
Commissions	406	218	241
Total	3,965	3,586	3,791

10 Results from financial transactions

Results from financial transactions comprise:	2020	2019	2018
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	191	279	(79)
Realized gains and (losses) on financial investments	132	399	(92)
Gains and (losses) on investments in real estate	74	317	261
Net fair value change of derivatives	128	1,130	(545)
Net fair value change on account of policyholder financial assets at fair value through profit or loss	20,982	33,188	(11,326)
Net fair value change on investments in real estate for account of policyholders	(36)	(18)	5
Net foreign currency gains and (losses)	(93)	77	44
Net fair value change on borrowings and other financial liabilities	18	15	29
Realized gains and (losses) on repurchased debt	-	-	1
Total	21,397	35,386	(11,701)

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2020	2019	2018
Shares	(42)	99	69
Debt securities and money market investments	30	85	(143)

Other	203	95	(5)
Total	191	279	(79)

Other mainly includes net fair value changes of limited partnerships such as hedge and private equity funds.

Realized gains and losses on financial investments comprise:	2020	2019	2018
Shares	3	11	25
Debt securities and money market investments	153	372	(147)
Loans	20	32	16

Other	(43)	(16)	14
Total	132	399	(92)

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 11 229

Realized gains and losses on financial investments comprise:	2020	2019	2018
Available-for-sale investments	112	368	(108)
Loans	20	32	16
Total	132	399	(92)

Net fair value change of derivatives comprise:	2020	2019	2018
Net fair value change on economic hedges where no hedge accounting is applied	2,182	2,281	272
Net fair value change on bifurcated embedded derivatives	(2,053)	(1,153)	(824)
Ineffective portion of hedge transactions to which hedge accounting is applied	-	1	7
Total	128	1,130	(545)

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2020	2019	2018
Fair value change on hedging instruments in a fair value hedge	10	(1)	13
Fair value change on hedged items in a fair value hedge	(10)	2	(8)

Ineffectiveness fair value hedge	-	1	5
Ineffectiveness cash flow hedges	-	-	2
Total	-	1	7

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2020	2019	2018 1)
Shares	1,396	4,591	(2,318)
Debt securities and money market investments	588	863	(421)
Unconsolidated investment funds	17,681	26,450	(8,158)
Derivatives	1,318	1,284	(429)
Total	20,982	33,188	(11,326)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss decreased in 2020 compared to 2019, mainly from less favorable equity markets. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

Net fair value change on borrowings and other financial liabilities	2020	2019	2018
Borrowings	16	8	23
Other financial liabilities	2	7	6
Total	18	15	29

11 Other income

	2020	2019	2018
Other income	68	200	8

Other income in 2020 of EUR 68 million includes a book gain of EUR 53 million on the divestment of the joint ventures in Japan.

Other income in 2019 of EUR 200 million includes a gain of EUR 101 million on pension plan amendments in the Netherlands following the move from a defined benefit plan to a defined contribution plan, as well as a book gain of EUR 70 million on the divestment of the business in Slovakia and Czech Republic.

Refer to note 48 Business combinations for more details on these divestments.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 12 230

12 Policyholder claims and benefits

	2020	2019	2018
Benefits and claims paid life	16,016	18,824	19,673
Benefits and claims paid non-life	1,489	1,635	1,658
Change in valuation of liabilities for insurance contracts	22,433	30,679	(2,582)
Change in valuation of liabilities for investment contracts	2,086	5,768	(8,143)

Other	(19)	(50)	9
Total	42,006	56,856	10,614

Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines ‘‘Change in valuation of liabilities for insurance contracts’’ and ‘‘Change in valuation of liabilities for investment contracts’’ reflect movements in technical provisions resulting from “Net fair value change on for account of policyholder financial assets at fair value through profit or loss” included in note 10 Results from financial transactions of EUR 20,982 million positive (2019: EUR 33,188 million positive, 2018: EUR 11,326 million negative). In addition, the line ‘‘Change in valuation of liabilities for insurance contracts’’ includes an increase of technical provisions for life insurance contracts of EUR 3,412 million (2019: increase of EUR 2,490 million, 2018: increase of EUR 1,460 million).

13 Profit sharing and rebates

	2020	2019	2018
Surplus interest bonuses	2	2	2

Profit appropriated to policyholders	7	15	21
Total	8	17	23

14 Commissions and expenses

	2020	2019	2018
Commissions	2,283	2,423	2,445
Employee expenses	1,995	2,149	2,061
Administration expenses	1,593	1,537	1,477
Deferred expenses	(741)	(832)	(831)
Amortization of deferred expenses	767	755	928
Amortization of VOBA and future servicing rights	87	120	144
Total	5,983	6,153	6,224

Included in administration expenses:
Depreciation of equipment, software and real estate held for own use	101	87	80

Employee expenses	2020	2019	2018
Salaries	1,316	1,321	1,261
Post-employment benefit costs	199	287	277
Social security charges	125	127	120
Other personnel costs	318	378	367
Shares	37	36	36
Total	1,995	2,149	2,061

Included in employee expenses:
Defined contribution expenses	36	43	44

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 14 231

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

Once allocated, the shares are deferred and cliff-vest two years after allocation as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting in the last deferral year. Employees are not eligible to receive dividend during the deferral period. In specific circumstances Aegon’s Supervisory Board can reclaim variable compensation that has already been allocated (but still unvested) or vested (claw back).

Variable Compensation Material Risk Takers

Members of the Executive Board and the Management Board as well as other senior employees are classified as ‘Material Risk Takers’ in accordance with the Solvency II Legal Framework (up to 2018 these employees were classified as ‘Identified Staff’ in accordance with Capital Requirements Directives). In line with these rules, variable compensation for Material Risk Takers is partially paid out directly after allocation in cash and partly in Aegon shares. These shares are deferred and cliff-vest three years after allocation as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting in the last deferral year. The shares are conditionally granted at the start of the performance year. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The actual allocation of these shares to eligible employees depends on Aegon Group performance, the employee’s unit performance and individual performance against predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee.

Before allocation and vesting, the Supervisory Board can decide to adjust an award downwards based on the annual ex-ante and ex-post risk assessments respectively, which takes into account significant and exceptional circumstances which were not (sufficiently) reflected in the initial performance assessment. Employees are not eligible to receive dividend during the deferral period.

For the Members of the Executive Board, the shares are subject to an additional holding period of two years. During this holding period it is not allowed to sell the vested shares, with the exception of shares withheld or sold to cover for the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the vesting of the shares. In specific circumstances Aegon’s Supervisory Board can reclaim variable compensation that has already vested (claw back).

Shares as Fixed Compensation

Selected members of the Management Board as well as other senior employees receive part of their fixed compensation in Aegon shares each pay round, next to receiving fixed compensation in cash. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. Once allocated these shares are unconditional and do not depend on the continued employment of the employee. However, the shares are deferred and cliff-vest three years after allocation as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting in the last deferral year. Employees are not eligible to receive dividend during the deferral period.

Shares as part of a Sign-on Arrangement

Employees may be offered a sign-on arrangement when joining Aegon, including the allocation of Aegon shares, within the applicable rules and regulations. Once allocated these shares depend on the continued employment of the employee. These shares are deferred and typically cliff-vest after one, two or three years after allocation as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting in the last deferral year. Employees are not eligible to receive dividend during the deferral period.

The following overview contains the cumulative number of shares and their status in relation to active Long Term Incentive Plans, variable compensation allocated to Material Risk Takers, shares allocated as fixed compensation and shares allocated as part of a sign-on arrangement.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 15 232

Number of shares per plan year

	2016	2017	2018	2019	2020	Total
Conditionally granted 1)	6,809,814	6,722,418	6,513,984	7,378,113	8,381,086	35,805,415
Allocated 2)	7,155,420	7,461,564	6,123,546	6,761,360		27,501,890
[1]	The at target number of shares which were conditionally granted for the plan year.
[2]	The allocated number of shares based on the actual performance during the plan year.

Number of shares per plan year

	2016	2017	2018	2019	2020	Total
Unvested at January 1, 2019	6,243,971	7,244,231	6,680,355	-	-	20,168,557
Conditionally granted as variable compensation1)	-	-	-	7,378,113	-	7,378,113
Allocated2)	22,580	30,730	(390,438)	958,501	-	621,373
Forfeited	(44,746)	(331,606)	(169,383)	-	-	(545,735)
Vested	(2,530,968)	(426,360)	(457,079)	(6,600)	-	(3,421,007)
Unvested at December 31, 2019	3,690,837	6,516,995	5,663,455	8,330,014	-	24,201,301
Conditionally granted as variable compensation1)	-	-	-	-	8,381,086	8,381,086
Allocated 2)	-	4,436	38,502	(616,753)	954,850	381,035
Forfeited	(10,376)	(55,039)	(199,587)	(94,970)	(17,644)	(377,616)
Vested	(3,680,461)	(2,604,178)	(250,819)	(277,523)	(66,526)	(6,879,507)
Unvested at December 31, 2020	-	3,862,214	5,251,551	7,340,768	9,251,766	25,706,299

Grant price (in EUR) 3)	5.128	5.246	5.405	4.162	4.083

	3.990 to	4.040 to	4.143 to	2.741 to	1.794 to
Fair value of shares at grant date (in EUR) 4)	4.898	4.933	5.054	3.737	3.796
[1]	The at target number of shares which were conditionally granted as variable compensation for the plan year.
[2]

Shares allocated in the same year are a combination of shares allocated as fixed compensation and sign-on shares which have been allocated during that year (e.g. the 958,501 shares allocated during the calendar year 2019 in relation to the 2019 plan year). Shares allocated during a calendar year in relation to the previous plan year concerns the difference between the conditionally granted shares for that plan year and the actual number of shares which have been allocated (e.g. the -390,438 share correction during 2019 for the 2018 plan year). This number can therefore be positive or negative. Shares allocated during a calendar year in relation to earlier plan years are backdated corrections to the administration (e.g. during 2019 a correction of 30,760 shares was made to the 2017 plan year).

[3]

This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2020 plan year, this is the VWAP for the period December 15, 2019 to January 15, 2020.

[4]

These fair values were adjusted for expected dividend (for which the participants are not eligible during the deferral period) and for the impact of relative total shareholder return as performance indicator for variable compensation (where applicable). The fair values for sign-on shares differed from the other shares when the commencement date was after January 2.

Aegon applies a net settlement option for participants in order to meet their income tax obligations when their shares vest. This means that Aegon will not sell shares on the market, but hold these shares within Aegon and settle directly with the tax authorities in cash rather than selling shares first.

Refer to the Remuneration Report for detailed information on conditional shares granted to the Executive Board.

15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2020	2019	2018
Impairment charges on financial assets, excluding receivables	291	133	71
Impairment reversals on financial assets, excluding receivables	(29)	(73)	(39)
Impairment charges and reversals on non-financial assets and receivables	128	109	46
Total	391	169	78

Impairment charges on financial assets, excluding receivables, from:	2020	2019	2018
Shares	42	7	5
Debt securities and money market instruments	162	50	30
Loans	87	76	35
Total	291	133	71

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 16 233

Impairment reversals on financial assets, excluding receivables, from:	2020	2019	2018
Debt securities and money market instruments	(26)	(67)	(34)
Loans	(2)	(5)	(3)
Other	(1)	(1)	(2)
Total	(29)	(73)	(39)

Impairment charges on financial assets in 2020 were mainly driven by Americas impairments on public fixed income holdings, primarily in the energy sector, as a consequence of the weakening demand related to the nationwide lockdown due to COVID-19.

Impairment charges on non-financial assets and receivables in 2020 amount to EUR 128 million and are mainly related to a valuation allowance due to the ongoing rehabilitation process of a reinsurer of Aegon Americas for EUR 68 million and the impairment of an associate company of Aegon the Netherlands for EUR 17 million.

Impairment charges/(reversals) on non-financial assets and receivables in 2019 amounted to EUR 109 million and were mainly related to a write-off of VOBA and DPAC amounting to EUR 76 million as a result of a liability adequacy test (LAT) deficit in Aegon the Netherlands. Refer to note 34 “Insurance contracts” for further details on the LAT impact. In addition, 2019 included the dilution of the capital injections in India (ALIC) of EUR 10 million and impairments to software in the Netherlands of EUR 9 million.

Impairment charges/(reversals) on non-financial assets and receivables in 2018 amounted to EUR 46 million mainly due to updated valuations on various real estate properties in the Americas and impairments to software in the Netherlands.

For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.

16 Interest charges and related fees

	2020	2019	2018
Subordinated loans	110	88	62
Trust pass-through securities	9	8	8
Borrowings	194	252	300
Other	191	164	136
Total	505	513	507

Included in interest charges and related fees:
Interest charges accrued on financial liabilities not carried at fair value through profit or loss	232	298	143

Other includes interest charges on short term borrowings and bank fees.

17 Other charges

	2020	2019	2018
Other charges	150	1	375

Other charges in 2020 of EUR 150 million are mainly driven by Americas charges of EUR 91 million (USD 104 million) related to Universal Life gross legal settlements. Furthermore, other charges include a provision of EUR 45 million related to the resolution of pending litigation in the Netherlands. Refer to note 38 Provisions and note 45 Commitments and contingencies for further details.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 18 234

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

18 Income tax

	Note	2020	2019	2018

Current tax
Current year		(105)	118	53

Adjustments to prior years		(205)	(14)	(36)
		(310)	103	17
Deferred tax	40

Origination / (reversal) of temporary differences		(99)	68	23

Changes in tax rates / bases		(11)	33	(30)

Changes in deferred tax assets as a result of recognition /write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		12	4	(35)

Non-recognition of deferred tax assets		7	17	17

Adjustments to prior years		171	(8)	48
		81	114	22
Income tax for the period (income) / charge		(229)	217	39

Adjustments to prior years include shifts between current and deferred tax.

Reconciliation between standard and effective income tax:	2020	2019	2018
Income/(loss) before tax	(364)	1,453	746

Income tax calculated using weighted average applicable statutory tax rates	(99)	292	177

Difference due to the effects of:

Non-taxable income	(46)	(76)	(80)

Non-tax deductible expenses	22	22	28

Changes in tax rate/base	(11)	33	(30)

Tax credits	(57)	(67)	(68)

Other taxes	(2)	57	29

Adjustments to prior years	(33)	(22)	11

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	12	4	(35)

Non-recognition of deferred tax assets	7	17	17

Tax effect of (profit) / losses from joint ventures and associates	(17)	(11)	(9)

Other	(4)	(32)	(1)
	(130)	(75)	(138)
Income tax for the period (income) / charge	(229)	217	39

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 18 235

The weighted average applicable statutory tax rate for 2020 is 27.1% (2019: 20.1%, 2018: 23.7%). The weighted average applicable statutory tax rate increased compared to 2019 due to relatively high income in 2020 from equity accounted joint ventures and associates - compared to the total consolidated income - which is presented net of tax in the consolidated income statement.

Non-taxable income in 2020 is comprised of the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Compared to 2019 non-taxable income decreased due to less exempt income in the Netherlands and the United Kingdom.

In the Netherlands, the enacted future corporate income tax rate will remain 25% (instead of the earlier enacted 21.7% as from January 1, 2021) thereby reversing the beneficial tax rate impact of 2018 and 2019. In the United Kingdom, the previously enacted reduction in tax rate was also repealed leading to an increase of corporate income tax rate from 17% to 19% which resulted in a beneficial tax rate impact.

Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

Other taxes are lower than previous years due to unfavorable equity markets which yielded lower policyholder taxes in the United Kingdom and state tax benefits in the United States due to negative income.

Adjustments to prior year mainly consist of a shift between current and deferred tax in the Netherlands due to the recalculation of the technical insurance provisions for tax purposes.

In 2019 ‘Other’ mainly relates to the one-off tax benefit in the United Kingdom due to the release of the historic deferred tax balances held in respect of the pension scheme deficit when the defined benefit pension scheme moved to surplus.

The following tables present income tax related to components of other comprehensive income and retained earnings.

	2020	2019	2018
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use	(2)	1	7

Remeasurements of defined benefit plans	140	90	(15)
	138	92	(8)
Items that may be reclassified subsequently to profit and loss:

(Gains) / losses on revaluation of available-for-sale investments	(666)	(726)	531

(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	2	94	(17)

Changes in cash flow hedging reserve	54	3	1

Movement in foreign currency translation and net foreign investment hedging reserve	(7)	(5)	(20)
	(616)	(634)	494
Total income tax related to components of other comprehensive income	(479)	(542)	487

		2020	2019	2018
Income tax related to equity instruments and other

Income tax related to equity instruments	31	18	51	38

Other		1	(1)	(12)
Total income tax recognized directly in retained earnings		19	50	26

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 19 236

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

	2020	2019	2018
Net income / (loss) attributable to owners of Aegon N.V.	(146)	1,235	706

Coupons on perpetual securities	(38)	(88)	(102)

Coupons on non-cumulative subordinated notes	-	-	(11)
Net income / (loss) attributable to owners for basic earnings per share calculation	(184)	1,148	594

Net income / (loss) attributable to common shareholders	(182)	1,140	589

Net income / (loss) attributable to common shareholders B	(1)	8	4

Weighted average number of common shares outstanding (in million)	2,044	2,042	2,036
Weighted average number of common shares B outstanding (in million)	561	572	571

Basic earnings per common share (EUR per share)	(0.09)	0.56	0.29
Basic earnings per common share B (EUR per share)	(0.00)	0.01	0.01

Diluted earnings per share

The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no Long Term Incentive Plans which were considered dilutive.

20 Dividend per common share

Final dividend 2020

At the Annual General Meeting of Shareholders currently scheduled for June 3, 2021, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend for the year 2020 of EUR 0.06 per common share and EUR 0.0015 per common share B, which has financial rights attached to it of 1/40th of a common share. If approved and in combination with the interim dividend 2020 of EUR 0.06 per common share, Aegon’s total dividend over 2020 will amount to EUR 0.12 per common share. After taking into account the interim dividend 2020 of EUR 0.0015 per common share B, Aegon’s total dividend over 2020 will amount to EUR 0.003 per common share B.

Interim dividend 2020

The interim dividend 2020 was paid in cash or stock at the election of the shareholder. Approximately 52% of holders of common shares elected to receive the cash dividend. The remaining 48% of shareholders elected to receive the interim dividend in stock. The cash dividend amounted to EUR 0.06 per common share, the stock dividend amounted to one new Aegon common share for every 39 common shares held. The stock dividend and cash dividend are approximately equal in value. The dividend was payable as of September 18, 2020. The interim dividend 2020 for common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2020 interim dividend paid in shares, Aegon executed a program to repurchase 24,028,645 common shares. The repurchase of shares commenced on October 1, 2020 and was completed on October 27, 2020. Aegon engaged a third party to execute the transactions on its behalf. The common shares were repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period.

Final dividend 2019

At the Annual General Meeting of Shareholders on May 15, 2020 it was decided to forego the 2019 final dividend. Aegon decided to comply with the call made by European Insurance and Occupational Pensions Authority (EIOPA) and Dutch Central Bank (DNB) to postpone all dividend distributions on April 2, 2020. Furthermore, in 2020 Aegon took several actions to strengthen its balance sheet and improve its risk profile. In this context, Aegon decided to retain the final dividend for 2019. Taking into account the interim dividend paid in September 2019, this results in a total dividend for the financial year 2019 of EUR 0.15 per common share and EUR 0.00375 per common share B, paid in September 2019.

Interim dividend 2019

The interim dividend 2019 was paid in cash or stock at the election of the shareholder. Approximately 55% of holders of common shares elected to receive the cash dividend. The remaining 45% opted for stock dividend. The cash dividend amounted to EUR 0.15 per

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 21 237

common share, the stock dividend amounted to one new Aegon common share for every 25 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 20, 2019. The interim dividend 2019 for common shares B amounted to 1/40th of the dividend paid on common shares.

To neutralize the dilutive effect of the 2019 interim dividend paid in shares, Aegon executed a program to repurchase 43,149,667 common shares. Between October 1, 2019, and November 8, 2019, these common shares were repurchased at an average price of EUR 3.89 per share. These shares are held as treasury shares and are used to cover future stock dividends.

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

To neutralize the dilutive effect of the 2018 final dividend paid in shares, Aegon executed a share buyback program to repurchase 32,873,805 common shares. Between July 1, 2019 and August 2, 2019, these common shares were repurchased at an average price of EUR 4.52 per share. These shares are held as treasury shares and are used to cover future stock dividends.

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

To neutralize the dilutive effect of the 2018 interim dividend paid in shares, Aegon executed a program to repurchase 24,133,950 common shares. Between October 1, 2018, and November 9, 2018, these common shares were repurchased at an average price of EUR 5.43 per share. These shares are held as treasury shares and are used to cover future stock dividends.

21 Cash and cash equivalents

	2020	2019	2018
Cash at bank and in hand	4,907	4,619	3,725

Short-term deposits	2,214	2,518	2,524

Money market investments	1,247	5,116	2,493

Short-term collateral	4	11	2
At December 31	8,372	12,263	8,744

Cash collateral related to securities lending, repurchase agreements and margins on derivatives transactions	9,208	7,166	6,248

Income from security lending programs	9	6	8

Weighted effective interest rate on short-term deposits	(0.64%)	(0.38%)	(0.39%)

Average maturity on short-term deposits	10	19	28

The carrying amounts disclosed reasonably approximate the fair values as at the year-end.

For cash collateral received related to securities lending, repurchase agreements and margins on derivatives transactions, a corresponding liability to repay the cash is recognized in other liabilities (refer to note 41 Other liabilities). Also, refer to note 46 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. Short-term collateral relates to cash collateral received included in cash and cash equivalents and the remainder is included in other asset classes as that collateral

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 21 238

is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities which is reflected in Income from securities lending programs.

Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed every 42-49 days, based on an updated valuation of total assets. The interest paid on this deposit is equal to the ECB deposit rate which was -50bp as from 18 September 2019 (-40bp throughout 2018 up to 18 September 2019). The year-end minimum required balance on deposit by the Dutch Central Bank was EUR 84 million (2019: EUR 79 million). These deposits are therefore not freely available.

Summary cash flow statement	2020	2019	2018
Net cash flows from operating activities	(2,854)	7,302	517

Net cash flows from investing activities	(139)	(86)	(438)

Net cash flows from financing activities	(778)	(3,730)	(2,395)
Net increase in cash and cash equivalents	(3,770)	3,486	(2,317)

Net cash and cash equivalents are impacted by:
Positive (negative) effects of changes in exchange rates	(121)	33	35

Analysis of cash flows

2020 compared to 2019

Net cash flows from operating activities

Total net cash flow from operating activities decreased by EUR 10,156 million to a EUR 2,854 million outflow (2019: EUR 7,302 million inflow). The main movements are the cash inflows regarding insurance and investment liabilities general account and for account of policyholders (refer to note 34 Insurance contracts and note 35 Investment contracts), cash inflows from disposal of investments (other than money market investments, refer to note 22 Investments), partially offset by outflow from results from financial transactions (refer to note 10 Results from financial transactions).

Net cash flows from investing activities

Net cash flows from investing activities decreased by EUR 53 million to a EUR 139 million outflow (2019: EUR 86 million outflow). The total consideration paid for acquisitions/capital contributions in joint ventures and associates, was EUR 305 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 154 million. The outflow in 2020 is mainly driven by the expansion of the joint venture arrangement with Banco Santander in Spain, offset by the sale of its 50% stake in the variable annuity joint ventures in Japan (refer to note 48 Business combinations).

Net cash flows from financing activities

Net cash flow from financing activities increased by EUR 2,952 million to a EUR 778 million outflow (2019: EUR 3,730 million outflow). The increase is a result of lower repayments of borrowings and other equity instruments redeemed (refer to note 31 Other equity instruments) offset by lower proceeds (refer to the table below and note 37 Borrowings).

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 22 239

in Spain and capital injections to support growth in Amvest, offset by the sale off the businesses in Czech Republic and Slovakia (refer to note 48 Business combinations).

Net cash flows from financing activities

Net cash flow from financing activities decreased by EUR 1,335 million to a EUR 3,730 million outflow (2018: EUR 2,395 million outflow). The decrease is a result of proceeds and repayments of borrowings (refer to the table below and note 37 Borrowings) and other equity instruments redeemed (refer to note 31 Other equity instruments).

Reconciliation of liabilities arising from financing activities

The table below shows the reconciliation between the net cash flows from financing activities and the liabilities as included in the consolidated statement of financial position.

	Cash flows				Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2020	Addition	Repayment	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Net exchange difference	At December 31, 2020
Subordinated borrowings	2,207	-	-	-	-	3	(125)	2,085
Trust pass-through securities	136	-	-	-	2	-	(11)	126
Borrowings	9,307	3,444	(3,985)	(16)	1	1	(228)	8,524
Assets held to hedge Trust pass-through securities	11	-	-	2	-	-	(1)	12
Assets held to hedge Borrowings	-	63	-	(1)	-	-	-	62

	Cash flows				Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2019	Addition	Repayment	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Net exchange difference	At December 31, 2019
Subordinated borrowings	1,389	806	-	-	-	1	11	2,207
Trust pass-through securities	133	-	-	-	1	(1)	2	136
Borrowings	12,061	4,117	(7,014)	(8)	-	1	149	9,307
Assets held to hedge Trust pass-through securities	10	-	-	1	-	-	-	11

22 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2020	2019
Available-for-sale (AFS)		99,580	89,404
Loans		44,519	44,591
Financial assets at fair value through profit or loss (FVTPL)		10,057	9,080
Total financial assets, excluding derivatives	22.1	154,156	143,075
Investments in real estate	22.2	2,385	2,901
Total investments for general account		156,541	145,976

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 22 240

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2020

Shares	345	1,634	-	1,979	1,979

Debt securities	93,681	5,669	-	99,350	99,350

Money market and other short-term investments	4,558	109	-	4,667	4,667

Mortgage loans	-	-	38,244	38,244	43,258

Private loans	-	-	4,358	4,358	5,280

Deposits with financial institutions	-	-	92	92	92

Policy loans	-	-	1,801	1,801	1,801

Other	996	2,645	25	3,665	3,665
At December 31, 2020	99,580	10,057	44,519	154,156	160,093

2019

Shares	409	1,813	-	2,221	2,221

Debt securities	82,918	3,934	-	86,853	86,853

Money market and other short-term investments	5,169	158	-	5,327	5,327

Mortgage loans	-	-	37,750	37,750	42,567

Private loans	-	-	4,487	4,487	5,159

Deposits with financial institutions	-	-	141	141	141

Policy loans	-	-	2,024	2,024	2,024

Other	908	3,175	188	4,272	4,272
At December 31, 2019	89,404	9,080	44,591	143,075	148,563

	2020	2019
Current portion:

Debt securities, money market and other short-term investments, mortgage and private loans	14,671	14,654

Refer to note 44 Fair value for further details on fair value measurement.

Loan allowance

Movement on the loan allowance account during the year were as follows:

	2020	2019
At January 1	(165)	(138)

Addition charged to income statement	(87)	(76)

Reversal to income statement	2	5

Amounts written off	62	44
At December 31	(188)	(165)

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 22 241

22.2 Investments in real estate

	2020	2019
At January 1	2,901	2,700

Additions	148	179

Subsequent expenditure capitalized	2	16

Disposals	(726)	(331)

Fair value gains / (losses)	74	317

Net exchange differences	(14)	9

Other	-	11
At December 31	2,385	2,901
Investments in real estate held by:

Americas	37	653

The Netherlands	2,331	2,229

Value of Aegon’s properties which were appraised in the current year	99%	100%

Appraisals performed by independent external appraisers	99%	99%

Aegon Americas sold its remaining leased commercial real estate investment properties in 2020.

On October 29, 2020, Aegon’s subsidiary in the Americas completed the sale of the Pyramid building complex in San Francisco, California for USD 650 million (EUR 569 million), while retaining the naming rights. As part of the sale transaction, Transamerica issued mortgage loans supporting the property at commercial rates in the amount of USD 427 million (EUR 374 million). During 2020, the valuation of the property declined prior to the sale closing resulting in a valuation loss of USD 74 million (EUR 65 million). At closing, an additional loss of USD 7 million (EUR 6 million) was recognized primarily due to the write off of prepaid lease commissions and straight-line rent balances. These losses have been recorded in Note 10 Results from financial transactions in Gains and (losses) on investments in real estate.

Aegon the Netherlands has invested in long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 45 Commitments and contingencies for a description of non-cancellable lease rights.

	2020	2019	2018
Rental income reported as part of investment income	87	83	82

Direct operating expenses (Including repairs and maintenance expenses):

- From investment property that generated rental income	47	59	63

- From investment property that did not generate rental income	2	2	2

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 45 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 23 242

23 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2020	2019
Shares		25,288	25,288

Debt securities		19,885	20,744

Money market and other short-term investments		1,051	1,805

Deposits with financial institutions		4,185	3,278

Unconsolidated investment funds		168,777	170,039

Other		4,520	4,634
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		223,705	225,788

Investments in real estate	23.1	467	586
Total investments for account of policyholders		224,172	226,374

Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

23.1 Investments in real estate for account of policyholders

	2020	2019
At January 1	586	612

Subsequent expenditure capitalized	4	2

Disposals	(56)	(43)

Fair value gains / (losses)	(36)	(18)

Net exchange differences	(31)	34

At December 31	467	586

The investment properties are leased out under operating leases.

	2020	2019	2018
Rental income reported as part of investment income	27	42	47

Direct operating expenses from investment in real estate for account of policyholders	8	6	4

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 45 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

24 Derivatives

	Derivative asset		Derivative liability
	2020	2019	2020	2019
Derivatives for general account

Derivatives not designated in a hedge	12,617	10,134	13,661	11,060

Derivatives designated as fair value hedges	88	21	20	26

Derivatives designated as cash flow hedges	338	390	608	320

Derivatives desginated as Net foreign investment hedges	196	112	161	96
	13,238	10,658	14,450	11,501
Derivatives for account of policyholders

Derivatives not designated in a hedge	747	499	167	114
Total derivatives 1)	13,986	11,157	14,617	11,616
Of which:

Current	673	581	4,220	2,300

[1]	Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 24 243

The fair value of derivatives on the asset and liability side of the consolidated statement of financial position increased during 2020 mainly due to changes in interest rates and changes in the credit spread, as well as purchases, disposals and maturities. Refer to note 44 Fair value for details on fair value measurement of derivatives.

Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. These longevity derivatives are constructed to pay out if the mortality rates in future years decrease more than a pre-determined percentage compared with the base scenario at the moment of signing the contract.

The above mentioned derivatives are used to enhance Aegon’s risk-return profile and to improve capital efficiency.

The derivatives are measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. For more details refer to the paragraph on underwriting risk included in note 34 Insurance contracts and the paragraph on derivatives included in note 44 Fair value.

Use of derivatives

Derivatives not designated in a hedge - general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2020	2019	2020	2019

Derivatives held as an economic hedge	12,595	10,118	8,629	7,854

Bifurcated embedded derivatives	22	16	5,032	3,197

Other	-	-	-	9
Total	12,617	10,134	13,661	11,060

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

Credit Default Swaps

Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2020		2019
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value

AAA	13	-	10	-

AA	168	4	106	3

A	762	9	915	13

BBB	2,677	46	3,258	70

BB	205	4	97	3

B or lower	121	-	58	-
Total	3,945	63	4,444	89

Certain derivatives are used to add risk by selling protection in the form of single name and index based credit default swaps. This involves the purchase of high quality, low risk assets and the sale of credit derivatives. The table above provides a breakdown in credit quality of these credit derivatives. The credit ratings relate to the underlying exposures of these credit derivatives.

Derivatives designated as fair value hedges

Aegon’s fair value hedges includes interest rate swaps, swaptions, equity and fixed income total return swaps, equity options, equity futures, bond futures and variance swaps that are used to protect against changes in the fair value of interest rate and equity sensitive instruments or liabilities. Gains and losses on derivatives designated under fair value hedge accounting are recognized in the income

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 24 244

statement. The effective portion of the fair value change on the hedged item is also recognized in the income statement. As a result, only the net accounting ineffectiveness has an impact on the net result.

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

For the years ended December 31, 2020, 2019 and 2018, the gains and (losses) related to the ineffectiveness portion of designated fair value hedges Aegon recognized are as follows:

	2020	2019	2018
Gains (losses) related to the ineffectiveness portion of designated fair value hedges	-	1	5

Derivatives designated as cash flow hedges

Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 24 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 23 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 32 years. For the year ended December 31, 2020, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 186 million (2019: EUR 112 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2020, none of Aegon’s cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 30 years. These agreements involve the exchange of the underlying principal amounts.

Hedge ineffectiveness and reclassification of gains (losses)	2020	2019	2018

Hedge ineffectiveness on cash flow hedges	-	-	2

Gains (losses) reclassified from equity into the income statement	74	51	(62)

Expected deferred gain (loss) to be reclassified from equity into net income during the next 12 months	92	89	9

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 24 245

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2020 Total

Cash inflows	268	761	767	5,402	7,197

Cash outflows	-	4	-	-	4
Net cash flows	267	757	767	5,402	7,193

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2019 Total

Cash inflows	597	928	875	5,764	8,165

Cash outflows	-	1	3	-	4
Net cash flows	597	927	872	5,764	8,160

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

Despite current uncertainties on how the transition from IBORs to alternative benchmarks will be managed, it is widely acknowledged that IBOR benchmarks impact financial products and contracts, including among others derivatives, corporate bonds, structured debt products, deposits and mortgages. Aegon recognizes that IBOR transitions potentially have implications for all reporting units, including its insurance, asset management and banking activities. The impact of the IBOR transition on the business and operating models are described in transition plans and include among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation. We are currently implementing the actions as described in the transition plans. In July 2020 the discount rates of EUR cleared derivatives switched from EONIA to €STR which impacted the valuation of derivatives for which compensation was exchanged. We are in discussions with our counterparties on amending the EUR CSAs from EONIA to €STR. In the US, the cleared market has switched discount rates from Fed Funds to SOFR in October 2020. The switch in discount rates is expected to lead to increased liquidity in the new risk free rates.

The majority of the fair value and cash flow hedges are directly exposed to changes in benchmark rates (predominantly Euribor and USD Libor) where it is not clear until when these benchmark rates will be continued and/or how they will transition to alternative rates. For example, the majority of financial instruments designated as fair value or cash flow hedges have a maturity date beyond December 31, 2021 (Net notional amount: EUR 1,482 million, 2019: EUR 1,594 million).

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 25 246

25 Investments in joint ventures and associates

	Joint ventures		Associates
	2020	2019	2020	2019

At January 1	1,983	1,745	364	327

Additions	254	151	59	39

Disposals	(105)	(1)	(5)	-

Share in net income	184	214	111	12

Share in changes in equity (note 30.6)	12	8	7	4

Impairment losses	(4)	-	(20)	(7)

Dividends	(94)	(120)	(44)	(10)

Net exchange difference	(7)	2	(28)	(1)

Transfer (to)/from other headings	(836)	-	818	-

Other	(11)	(16)	1	-
At December 31	1,376	1,983	1,264	363

During 2020, there were several changes in the composition of the investments in joint ventures in associates. The additions to joint ventures are mainly explained by the expansion of Aegon’s partnership with Santander in Spain. The disposals mainly relates to the completion of the sale of Aegon’s 50% stake in the variable annuity joint ventures in Japan. Please refer to note 48 for further details. In addition, as a result of a dilution in voting rights, Aegon’s investment in Amvest Residential Core Fund was reclassified from joint ventures to associates.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 25 247

Summarized financial information of joint ventures

The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investment in Santander Vida Seguros y Reaseguros S.A. (‘Santander Spain Life’) a material joint venture and is therefore presented separately.

	Santander Spain Life		Other Joint ventures
	2020	2019	2020	20191)
Summarized statement of financial position

Cash and cash equivalents	14	15	425	612

Other current assets	35	30	1,011	1,268
Total current assets	50	44	1,463	1,880

Non-current assets	700	364	6,569	7,766
Total assets	750	408	8,005	9,645

Current financial liabilities excluding trade payables and other provisions	-	-	-	17

Other current liabilities	79	14	805	728
Total current liabilities	79	14	805	745

Non-current financial liabilities excluding trade payables and other provisions	-	-	50	529

Other non-current liabilities	272	175	4,996	6,708
Total non-current financial liabilities	272	175	5,046	7,237

Total liabilities	351	189	5,851	7,982

Net assets	399	219	2,154	1,663

Summarized statement of comprehensive income

Revenue	357	383	2,642	1,479

Results from financial transactions	(4)	1	20	299

Depreciation and amortization	(18)	(9)	(13)	(4)

Interest income	3	2	13	53

Interest expense	-	-	-	(19)

Profit or loss	57	122	409	187

Income tax (expense) or income	(14)	(27)	(35)	(43)
Post-tax profit or (loss)	43	95	375	144

Other comprehensive income	2	1	10	13
Total comprehensive income	45	95	384	157

Dividends received	19	26	76	68

[1]	The comparative figures have been adjusted following the classification of material joint ventures and associates for 2020.

For 2020, Santander Spain Life is classified as a material joint venture as a result of the expanded partnership with Banco Santander following its acquisition of Banco Popular.

An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:

	Santander Spain Life		Other Joint ventures
	2020	2019	2020	20191)

Net assets of joint venture as presented above	399	219	2,154	1,663

Net assets of joint venture excluding goodwill	66	2	1,760	1,501

Group share of net assets of joint venture, excluding goodwill	34	2	766	765

Goodwill on acquisition	333	217	244	162
Carrying amount	366	220	1,011	928

[1]	The comparative figures have been adjusted following the classification of material joint ventures and associates for 2020.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 25 248

Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.

The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	Santander Spain Life		Other Joint ventures
	2020	2019	2020	20191)
Post-tax profit or loss	22	48	170	(176)

Other comprehensive income	1	-	(10)	6
Total comprehensive income	23	49	159	(170)

[1]	The comparative figures have been adjusted following the classification of material joint ventures and associates for 2020.

Summarized financial information of associates

The summarized financial information presented in the following table presents the material associates on a 100% basis. Aegon considers its investment in Amvest Residential Core Fund a material associate and is therefore presented below.

	Amvest Residential Core Fund
	2020	2019
Summarized statement of financial position

Current assets	34	28

Non-current assets	3,876	3,641
Total assets	3,910	3,669

Current liabilities	55	94

Non-current liabilities	671	619
Total current liabilities	726	713

Net assets	3,184	2,956

Summarized statement of comprehensive income

Revenue	104	95

Interest expense	-	(8)

Profit or loss	281	341

Income tax (expense) or income	-	-
Post-tax profit or (loss)	281	341

Other comprehensive income	-	-
Total comprehensive income	281	341

Dividends received	32	26

The summarized financial information of associates presented below is based on the Group’s relative holding.

	Amvest Residential Core Fund		Other Associates
	2020	2019	2020	2019
Post-tax profit or loss	80	97	23	7

Other comprehensive income	-	-	7	(7)
Total comprehensive income	80	97	31	(1)

Carrying amount	919	836	345	363

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 26 249

26 Reinsurance assets

Assets arising from reinsurance contracts related to:	2020	2019
Life insurance general account	17,421	18,464

Non-life insurance	1,144	1,376

Investment contracts	345	412
At December 31	18,910	20,253

Current	16	13

Non-current	18,895	20,239

Amounts due from reinsurers in respect of claims already paid by the Group are included in note 28 Other assets and receivables.

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance

At January 1, 2020	18,464	-	18,464

Gross premium and deposits – existing and new business	2,080	-	2,080

Unwind of discount / interest credited	839	-	839

Insurance liabilities released	(2,529)	-	(2,529)

Fund charges released	(103)	-	(103)

Changes to valuation of expected future benefits	195	-	195

Net exchange differences	(1,536)	-	(1,536)

Disposal of a business	-	-	-

Transfer to/from insurance contracts	8	-	8

Other movements	4	-	4
At December 31, 2020	17,421	-	17,421

At January 1, 2019	18,082	2	18,084

Gross premium and deposits – existing and new business	2,170	-	2,170

Unwind of discount / interest credited	887	-	887

Insurance liabilities released	(2,968)	-	(2,968)

Fund charges released	(85)	-	(85)

Changes to valuation of expected future benefits	(16)	-	(16)

Net exchange differences	357	-	357

Disposal of a business	-	(2)	(2)

Transfer to/from insurance contracts	22	-	22

Other movements	16	-	16
At December 31, 2019	18,464	-	18,464

Movements during the year in reinsurance assets relating to non-life insurance:	2020	2019

At January 1	1,376	1,356

Gross premium and deposits – existing and new business	97	99

Unwind of discount / interest credited	87	88

Insurance liabilities released	(191)	(127)

Changes in unearned premiums	(38)	(30)

Incurred related to current year	20	80

Incurred related to prior years	32	56

Release for claims settled current year	(24)	(23)

Release for claims settled prior years	(130)	(124)

Change in IBNR	4	(19)

Net exchange differences	(103)	25

Other movements	13	(4)
At December 31	1,144	1,376

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 27 250

Assets arising from reinsurance contracts related to:	2020	2019

Normal course of business	6,485	6,519

Exit of a business	12,426	13,734
At December 31	18,910	20,253

27 Deferred expenses

	2020	2019

DPAC for insurance contracts and investment contracts with discretionary participation features	8,253	9,974

Deferred cost of reinsurance	141	389

Deferred transaction costs for investment management services	404	442
At December 31	8,799	10,806

Current	679	884
Non-current	8,120	9,921

	2020			2019
		Deferred	Deferred		Deferred	Deferred
		costs of	transaction		costs of	transaction
	DPAC	reinsurance	costs	DPAC	reinsurance	costs

At January 1	9,974	389	442	10,461	23	431

Costs deferred during the year	725	(4)	20	807	360	24

Amortization through income statement	(753)	(24)	(23)	(754)	17	(22)

Shadow accounting adjustments	(950)	(17)	-	(659)	(11)	-

Impairments	-	-	-	(65)	-	-

Net exchange differences	(739)	(1)	(36)	223	-	9

Disposal of Group Assets	-	-	-	(35)	-	-

Other	(4)	(202)	-	(5)	-	-
At December 31	8,253	141	404	9,974	389	442

In December 2019, Aegon the Netherlands entered into a longevity reinsurance contract with Canada Life Reinsurance. The contract reinsures a specified portfolio of insurance contracts against possible future mortality developments. The reinsurer will pay benefits as long as the participants live and receive fixed payments from Aegon the Netherlands. A deferred cost of reinsurance of EUR 360 million was recognized with regard to this reinsurance contract, which will be amortized over the duration of the underlying insurance contracts.

In 2020, a model change and updated parameters regarding education and mortality experience factors in Aegon the Netherlands led to a decrease in the deferred cost of reinsurance of EUR 214 million, which is included in the line Other.

28 Other assets and receivables

	Note	2020	2019

Real estate held for own use and equipment	28.1	472	489

Receivables	28.2	6,826	6,656

Accrued income	28.3	1,356	1,442

Right-of-use assets	28.4	211	255
At December 31		8,865	8,842

28.1 Real estate held for own use and equipment

Total real estate held for own use and equipment	2020	2019

General account real estate held for own use	209	208

Equipment	263	281
At December 31	472	489

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 28 251

General account real estate held for own use	2020	2019
Net book value

At January 1	208	263

Additions	9	-

Capitalized subsequent expenditure	(2)	(4)

Disposals	(5)	(62)

Unrealized gains/(losses) through equity	20	(4)

Realized gains/(losses) through income statement	(5)	10

Depreciation through income statement	(5)	(5)

Impairment losses	(4)	-

Impairment losses reversed	1	6

Net exchange differences	(8)	3
At December 31	209	208

Gross carrying value	269	276

Accumulated depreciation and impairment losses	(60)	(68)
Net book value	209	208

General account real estate held for own use:

Carrying amount under a historical cost model	201	231

% of real estate appraised in the current year	93%	51%

% of appraisals performed by independent external appraisers	99%	99%

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

Equipment	2020	2019
Net book value

At January 1	281	235

Additions	73	105

Disposals	(1)	(2)

Depreciation through income statement	(71)	(60)

Net exchange differences	(19)	4

Other	-	(2)
At December 31	263	281

Gross carrying value	628	624

Accumulated depreciation and impairment losses	(365)	(343)
Net book value	263	281

None of the equipment is held for lease (2019: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 28 252

28.2 Receivables

	2020	2019
Loans to associates	9	16

Receivables from policyholders	637	945

Receivables from brokers and agents	264	288

Receivables from reinsurers	733	777

Cash outstanding from assets sold	112	320

Trade receivables	1,956	1,484

Cash collateral	997	1,383

Reverse repurchase agreements	-	76

Income tax receivable	285	102

Other	1,921	1,301

Provision for doubtful debts	(88)	(34)
At December 31	6,826	6,656

Current	6,801	6,613

Non-current	25	43

With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.

The movements in the provision for doubtful debts during the year were as follows:

	2020	2019

At January 1	(34)	(41)

Additions charged to earnings	(71)	(9)

Unused amounts reversed through the income statement	2	8

Disposal of business	-	4

Used during the year	8	5

Net exchange differences	6	-
At December 31	(88)	(34)

28.3 Accrued income

	2020	2019

Accrued interest	1,352	1,436

Other	4	6
At December 31	1,356	1,442

Current	1,356	1,442
Non-current	-	-

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 28 253

28.4	Right-of-use assets

	Real estate for own use	Equipment	Other	Total
Net book value

At January 1, 2020	227	25	3	255

Additions	17	3	2	23

Disposals	(2)	-	-	(2)

Modification of lease contracts	1	-	-	1

Depreciation through income statement	(38)	(12)	(2)	(52)

Net exchange differences	(12)	(2)	-	(13)
At December 31, 2020	193	15	3	211

Gross carrying value	262	37	7	306

Accumulated depreciation and impairment losses	(69)	(22)	(4)	(95)
Net book value 2020	193	15	3	211

Net book value

At January 1, 2019	213	18	5	235

Additions	40	19	1	59

Modification of lease contracts	2	-	-	3

Depreciation through income statement	(35)	(13)	(2)	(50)

Net exchange differences	8	-	-	8
At December 31, 2019	227	25	3	255

Gross carrying value	262	37	5	305

Accumulated depreciation and impairment losses	(36)	(13)	(2)	(50)
Net book value 2019	227	25	3	255

Right-of-use assets are mainly held by Aegon UK and Aegon Americas and they are mainly office buildings held for own use.

For information on the Lease liabilities and respective maturity analysis, please refer to note 41 Other liabilities and note 4 Financial risks, respectively.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 29 254

29 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value

At January 1, 2020	392	952	84	69	61	1,559

Additions	-	-	-	33	11	44

Capital expenditure	-	-	-	11	-	11

Business combinations, disposals and other changes	8	-	-	(10)	-	(2)

Amortization through income statement	-	(79)	(7)	(18)	(7)	(112)

Impairment losses	-	-	-	(6)	(17)	(23)

Shadow accounting adjustments	-	15	-	-	-	15

Net exchange differences	(25)	(73)	(5)	-	(2)	(105)
At December 31, 2020	375	815	71	79	45	1,386

Gross carrying value	537	6,447	339	379	174	7,875

Accumulated amortization, depreciation and impairment losses	(161)	(5,632)	(268)	(300)	(129)	(6,489)
Net book value 2020	375	815	71	79	45	1,386

Net book value

At January 1, 2019	384	1,123	91	64	64	1,727

Additions	-	-	-	35	4	39

Capital expenditure	-	-	-	14	-	14

Business combinations, disposals and other changes	-	-	-	(9)	-	(9)

Amortization through income statement	-	(112)	(8)	(16)	(7)	(143)

Impairment losses	(3)	(11)	-	(20)	-	(34)

Shadow accounting adjustments	-	(72)	-	-	-	(72)

Net exchange differences	10	24	1	1	1	37
At December 31, 2019	392	952	84	69	61	1,559

Gross carrying value	567	7,003	366	371	173	8,479

Accumulated amortization, depreciation and impairment losses	(175)	(6,051)	(282)	(301)	(111)	(6,920)
Net book value 2019	392	952	84	69	61	1,559

Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The amortization is based on either the expected future premiums, revenues or the expected gross profit margins, which for the most significant blocks of business ranges between 50 and 80 years. Future servicing rights are amortized over a period of 10 to 30 years of which 13 years remain at December 31, 2020 (2019: 15 years). Software is generally depreciated over an average period of 3 to 5 years (no changes compared to 2019).

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

The economic assumptions used in all the calculations are based on observable market data and projections of future trends. All the cash-generating units tested showed that the recoverable amount was higher than their carrying values, including goodwill. A reasonably possible change in any key assumption is not expected to cause the carrying value of the cash-generating units to exceed its recoverable amount.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 30 255

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2020	2019
Americas	168	183

The Netherlands	97	89

United Kingdom	54	57

International	26	29

Asset Management	31	34
At December 31	375	392

Goodwill in Aegon Americas is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Value in use calculations of Aegon Americas have been actuarially determined based on business plans covering a period of typically three years and pre-tax risk adjusted discount rates. Based on the value in use tests, goodwill in the Americas for the group of annuities cash-generating units (2020: EUR 116 million: 2019: EUR 127 million) and the retirement plans cash-generating unit (2020: EUR 52 million: 2019: EUR 56 million) remain unchanged from prior year except for the impact of currency translation adjustments. The value in use tests assume business plans covering a period of 3 years further extrapolated to 10 years, where the new business levels for years 4-10 assumed a 0% growth rate (2019: 0%). The pre-tax adjusted discount rate was 7.6% for both annuities and retirement plans.

For Aegon the Netherlands, goodwill was allocated to Robidus - a cash generating unit whose value in use exceeds its carrying value. The value in use calculations were based on business plans covering a period of five years, pre-tax discount rate of 7.6%, post-tax discount rate of 7.2%, and terminal growth rate at 1%. The goodwill arises mainly from new customers, future software platform developments, synergies, and assembled workforce.

30 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2020	2019	2018
Share capital – par value	30.1	320	323	322

Share premium	30.2	7,160	7,213	7,487
Total share capital		7,480	7,536	7,808

Retained earnings		10,327	10,655	9,985

Treasury shares	30.3	(181)	(281)	(337)
Total retained earnings		10,145	10,374	9,648

Revaluation reserves	30.4	7,480	5,873	3,435

Remeasurement of defined benefit plans	30.5	(2,534)	(2,397)	(1,850)

Other reserves	30.6	(553)	456	149
Total shareholders’ equity		22,018	21,842	19,189

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 30 256

	2020	2019	2018
Share capital transactions relating to common shares	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
Transactions in 2020:
Interim dividend 2020 1)	(22,947)

Share buyback program (interim dividend 2020)	24,029

Transactions in 2019:
Final dividend 2018 1)		(32,874)

Share buyback program (final dividend 2018)		32,874

Interim dividend 2019 1)		(35,370)

Share buyback program (interim dividend 2019)		43,150

Transactions in 2018:
Final dividend 2017 1)			(21,954)

Share buyback program (final dividend 2017)			21,954

Interim dividend 2018 1)			(24,134)

Share buyback program (interim dividend 2018)			24,134

[1]	Dividend distribution paid from treasury shares (note 30.3)

30.1 Share capital – par value

	2020	2019	2018
Common shares	252	253	251

Common shares B	69	70	70
At December 31	320	323	322

Common shares	2020	2019	2018
Authorized share capital	720	720	720

Number of authorized shares (in million)	6,000	6,000	6,000

Par value in cents per share	12	12	12

Common shares B	2020	2019	2018
Authorized share capital	360	360	360

Number of authorized shares (in million)	3,000	3,000	3,000

Par value in cents per share	12	12	12

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2018	2,095,648	251	585,022	70

Dividend	-	-	-	-
At December 31, 2018	2,095,648	251	585,022	70

Dividend	9,491	1	-	-
At December 31, 2019	2,105,139	253	585,022	70

Shares withdrawn	(9,491)	(1)	(13,227)	(2)

Dividend	2,466	-	-	-
At December 31, 2020	2,098,114	252	571,795	69

The common shares and common shares B withdrawn in 2020 are the result of the cancellation of 9,491 and 13,227 shares, respectively, following the repurchase by the Company in connection with the share buyback program. This share buy back program was executed following the 2019 interim dividend distribution in order to reduce the number of own shares, which are not used to cover obligations arising from share-based incentive plans or other obligations.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 30 257

The table below represents weighted average number of common shares including treasury shares attributable to Aegon N.V.:
	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2018	2,095,648	585,022
2019	2,098,326	585,022
2020	2,101,749	579,312

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

30.2 Share premium

	2020	2019	2018
At January 1	7,213	7,487	7,731
Share dividend	(54)	(273)	(244)
At December 31	7,160	7,213	7,487

Share premium relating to:
- Common shares	5,507	5,560	5,834
- Common shares B	1,653	1,653	1,653
Total share premium	7,160	7,213	7,487

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 30 258

30.3 Treasury shares

On the reporting date, Aegon N.V. and its subsidiaries held 53,747,701 (2019: 66,583,671) of its own common shares and 12,884,400 (2019: 25,309,920) own common shares B with a par value of EUR 0.12 each.

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2020		2019		2018
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	65,540	269	61,418	326	64,488	314

Transactions in 2020:
Sale: transactions, average price 4.52	(4,445)	(20)
Shares withdrawn: 1 transaction average price 4.52	(9,491)	(43)
Sale: 1 transaction, average price 4.13	(22,947)	(95)
Purchase: 1 transaction average price 2.46	24,029	59

Transactions in 2019:
Sale: transactions, average price 5.10			(3,657)	(19)
Sale: 1 transaction, average price 5.25			(32,874)	(173)
Purchase: 1 transaction average price 4.52			32,874	149
Sale: 1 transaction, average price 5.16			(35,370)	(183)
Purchase: 1 transaction average price 3.89			43,150	168

Transactions in 2018:
Sale: transactions, average price 3.76					(3,070)	(12)
Sale: 1 transaction, average price 4.62					(21,954)	(101)
Purchase: 1 transaction average price 5.34					21,954	117
Sale: 1 transaction, average price 5.09					(24,134)	(123)
Purchase: 1 transaction average price 5.43					24,134	131
At December 31	52,686	171	65,540	269	61,418	326

Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2020		2019		2018
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
At January 1	25,310	3	13,856	2	15,346	2

Transactions in 2020:
Sale: 1 transaction, average price 0.13	(2,154)	-
Shares withdrawn: 1 transaction average price 0.13	(13,227)	(2)
Purchase: 1 transaction average price 0.08	2,956	-

Transactions in 2019:
Sale: 1 transaction, average price 0.12			(1,774)	-
Purchase: 1 transaction average price 0.10			13,227	1

Transactions in 2018:
Sale: 1 transaction, average price EUR 0.11					(1,489)	-
At December 31	12,884	1	25,310	3	13,856	2

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 30 259

	2020		2019		2018
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	52,686	171	65,540	269	61,418	326
Held by subsidiaries	1,062	9	1,043	9	1,144	9
Common shares B
Held by Aegon N.V.	12,884	1	25,310	3	13,856	2
At December 31	66,632	181	91,893	281	76,419	337

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)
2018	60,129	14,415
2019	56,467	13,070
2020	58,224	18,386

30.4 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2020	4,352	19	1,502	5,873
Gross revaluation	5,728	20	(141)	5,607
Shadow accounting adjustment	(2,738)	-	-	(2,738)
Net (gains) / losses transferred to income statement	13	-	(106)	(94)
Foreign currency translation differences	(443)	(2)	(111)	(556)
Tax effect	(664)	(2)	54	(612)
At December 31, 2020	6,248	35	1,197	7,480

At January 1, 2019	1,910	46	1,479	3,435
Gross revaluation	6,619	(4)	89	6,705
Shadow accounting adjustment	(3,142)	-	-	(3,142)
Net (gains) / losses transferred to income statement	(412)	-	(97)	(509)
Net (gains) / losses transferred to retained earnings	-	(32)	-	(32)
Foreign currency translation differences	8	1	27	37
Tax effect	(632)	8	3	(621)
At December 31, 2019	4,352	19	1,502	5,873

At January 1, 2018	3,428	68	1,402	4,899
Gross revaluation	(3,449)	(32)	85	(3,397)
Shadow accounting adjustment	1,304	-	-	1,304
Net (gains) / losses transferred to income statement	66	-	(80)	(14)
Foreign currency translation differences	46	2	71	119
Tax effect	514	7	1	522
Other	-	-	-	1
At December 31, 2018	1,910	46	1,479	3,435

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 30 260

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2020	2019	2018
Shares	46	25	22
Debt securities	6,218	4,353	1,911
Other	(17)	(26)	(23)
Revaluation reserve for available-for-sale investments	6,248	4,352	1,910

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

30.5 Remeasurement of defined benefit plans

	2020	2019	2018
At January 1	(2,397)	(1,850)	(1,669)
Remeasurements of defined benefit plans	(360)	(612)	(134)
Tax effect	140	90	(15)
Net exchange differences	83	(25)	(32)
Total remeasurement of defined benefit plans	(2,534)	(2,397)	(1,850)

30.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2020	799	(374)	31	456
Movement in foreign currency translation and net foreign investment hedging reserves	(1,209)	195	-	(1,015)
Disposal of a business	(5)	-	(2)	(7)
Tax effect	12	(19)	-	(7)
Equity movements of joint ventures	-	-	12	12
Equity movements of associates	-	-	7	7
At December 31, 2020	(402)	(199)	48	(553)

At January 1, 2019	499	(370)	19	149
Movement in foreign currency translation and net foreign investment hedging reserves	311	(10)	-	301
Disposal of a business	(1)	-	-	(1)
Tax effect	(10)	5	-	(5)
Equity movements of joint ventures	-	-	8	8
Equity movements of associates	-	-	4	4
At December 31, 2019	799	(374)	31	456

At January 1, 2018	(80)	(321)	11	(390)
Movement in foreign currency translation and net foreign investment hedging reserves	561	(46)	(3)	512
Disposal of a business	50	(14)	-	36
Tax effect	(32)	12	-	(20)
Equity movements of joint ventures	-	-	8	8
Equity movements of associates	-	-	2	2
Other	-	-	1	1
At December 31, 2018	499	(370)	19	149

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 31 261

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

31 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Non-cumulative subordinated notes 1)	Long Term Incentive Plans 2)	Total
At January 1, 2020	500	1,564	454	-	53	2,571
Shares granted	-	-	-	-	22	22
Shares vested	-	-	-	-	(25)	(25)
At December 31, 2020	500	1,564	454	-	50	2,569

At January 1, 2019	-	2,808	454	-	58	3,320
Shares granted	-	-	-	-	21	21
Shares vested	-	-	-	-	(26)	(26)
Securities issued	500	-	-	-	-	500
Securities redeemed	-	(1,244)	-	-	-	(1,244)
At December 31, 2019	500	1,564	454	-	53	2,571

At January 1, 2018	-	3,008	454	271	61	3,794
Shares granted	-	-	-	-	16	16
Shares vested	-	-	-	-	(19)	(19)
Securities redeemed	-	(200)	-	(271)	-	(471)
At December 31, 2018	-	2,808	454	-	58	3,320

[1]	With effect on May 15, 2018, Aegon has exercised its right to redeem USD 525 million non-cumulative subordinated notes, subsequently leading to their redemption.
[2]	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2020	2019	2018
EUR 500 million	5.625%1)	Semi-annually, April 15	2029	500	500	-
At December 31				500	500	-

[1]	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 31 262

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

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2020	2019	2018
USD 500 million	6.50%	Quarterly, December 15	Called in 2019	-	-	424
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2021	212	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2021	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	Called in 2019	-	-	821
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2021	950	950	950
At December 31				1,564	1,564	2,808

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2020	2019	2018
EUR 203 million	4.260% 1), 4)	Annually, March 4	2021	203	203	203
EUR 114 million	1.506% 2), 4)	Annually, June 8	2025	114	114	114
EUR 136 million	1.425% 3), 4)	Annually, October 14	2028	136	136	136
At December 31				454	454	454

[1]

The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021. Per March 4, 2021 the coupon has been reset to 0.496%.

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

These bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 32 263

32 Subordinated borrowings

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2020	2019
Fixed to floating subordinated notes
EUR 700 million	4%2)	Annually, April 25	2014/44	2024	697	697
USD 800 million	5.5%3)	Semi-annually, April 11	2018/48	2028	648	707
Fixed subordinated notes
USD 925 million 1)	5.1%	Quarterly, March 15	2019/49	2024	740	804
At December 31					2,085	2,207

Fair value of subordinated borrowings					2,351	2,416

[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.
[2]	The coupon is fixed at 4% until the first call date and floating therefafter with a 3 months Euribor plus a margin of 335bps.
[3]	The coupon is fixed at 5.5% until the first call date and floating thereafter with a 6 month USD LIBOR plus a margin of 3.539%.

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

33 Trust pass-through securities

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2020	2019
USD 225 million 1)	7.65%	Semi-annually, December 1	1996/2026	n.a.	85	92
USD 190 million 1)	7.625%	Semi-annually, November 15	1997/2037	n.a.	40	44
At December 31					126	136

Fair value of trust pass-through securities					142	144

[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 34 264

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

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

	2020		2019
Estimated approximate effect	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	(151)	156	152	143
20% decrease in lapse rates	47	(157)	(169)	(156)
5% increase in mortality rates	52	344	261	192
5% decrease in mortality rates	(217)	(354)	(322)	(240)
10% increase in morbidity rates	(225)	(235)	(370)	(376)
10% decrease in morbidity rates	134	140	191	196

Aegon the Netherlands partially hedges and reinsures the risk of future longevity increases in the Netherlands.

34.2 Insurance contracts for general account

	2020	2019
Life insurance	109,062	109,310
Non-life insurance
- Unearned premiums and unexpired risks	6,117	6,002
- Outstanding claims	2,120	2,417
- Incurred but not reported claims	881	772
Incoming reinsurance	3,965	4,385
At December 31	122,146	122,885

	2020	2019
Non-life insurance:
- Accident and health insurance	8,887	8,955
- General insurance	231	235
Total non-life insurance	9,118	9,190

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 34 265

Movements during the year in life insurance:	2020	2019
At January 1	109,310	101,840
Disposals	-	(44)
Portfolio transfers and acquisitions	(29)	(8)
Gross premium and deposits – existing and new business	6,758	6,913
Unwind of discount / interest credited	3,725	3,795
Insurance liabilities released	(9,557)	(9,867)
Changes in valuation of expected future benefits	1,918	800
Loss recognized as a result of liability adequacy testing	903	1,587
Shadow accounting adjustments	1,419	1,948
Net exchange differences	(5,842)	1,260
Transfer (to) / from reinsurance assets	(12)	18
Transfer (to) / from insurance contracts for account of policyholders	465	1,050
Other	3	17
At December 31	109,062	109,310

The LAT deficit per December 31, 2020 in Aegon the Netherlands amounted to EUR 7.0 billion (2019: EUR 5.1 billion), which was partially offset by the shadow loss recognition of EUR 4.5 billion (2019: EUR 3.4 billion), resulting in a net deficit of EUR 2.5 billion (2019: EUR 1.7 billion).

During 2020, the net LAT deficit of Aegon the Netherlands worsened from EUR 1.7 billion to EUR 2.5 billion, which led to the recognition of additional insurance contracts liabilities per December 31, 2020 of EUR 0.8 billion. The LAT deficit was negatively impacted by the impact of lower interest rate of EUR 1.5 billion (2019: EUR 1.3 billion) and adverse credit spread movements (widening mortgage spreads, tightened liquidity premium) of EUR 0.3 billion (2019: EUR 0.8 billion). This was partly offset by other favorable impacts (model and assumptions updates and portfolio changes) totaling EUR 1.0 billion (2019: EUR 0.2 billion negative).

As a result of the current deficit, changes in the LAT of Aegon the Netherlands, triggered by up or down movements in interest rates, are directly recognized in the income statement. However, net income is less sensitive to interest rate movements as the results from interest rate hedging are also recognized in net income.

Furthermore, as a result of the current negative LAT deficit position, results are volatile due to changes in credit spreads as these are not hedged. Please find below the estimated sensitivities on shareholders’ equity and on net income, for up and down shocks for credit spreads, mortgage spreads for the bond and mortgage portfolio and liquidity premium shocks for general account insurance liabilities.

Sensitivity analysis of net income and shareholders’ equity	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2020
Shift up 50 basis points - Bond credit spreads	(185)	(1,998)
Shift down 50 basis points - Bond credit spreads	172	1,873
Shift up 50 basis points - Mortgage spreads	(449)	(449)
Shift down 50 basis points - Mortgage spreads	476	477
Shift up 5 basis points - Liquidity premium	162	159
Shift down 5 basis points - Liquidity premium	(164)	(161)

2019
Shift up 50 basis points - Bond credit spreads	(205)	(2,386)
Shift down 50 basis points - Bond credit spreads	198	2,117
Shift up 50 basis points - Mortgage spreads	(440)	(440)
Shift down 50 basis points - Mortgage spreads	467	467
Shift up 5 basis points - Liquidity premium	104	101
Shift down 5 basis points - Liquidity premium	(105)	(103)

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 34 266

Movements during the year in non-life insurance:	2020	2019
At January 1	9,190	8,499
Portfolio transfers and acquisitions	6	-
Gross premiums – existing and new business	1,551	1,594
Unwind of discount / interest credited	499	481
Insurance liabilities released	(1,080)	(1,087)
Changes in valuation of expected future claims	77	(7)
Change in unearned premiums	(724)	(720)
Change in unexpired risks	2	2
Incurred related to current year	670	718
Incurred related to prior years	259	316
Release for claims settled current year	(257)	(292)
Release for claims settled prior years	(860)	(788)
Shadow accounting adjustments	385	422
Change in IBNR	117	(73)
Net exchange differences	(709)	131
Other	(6)	(5)
At December 31	9,118	9,190

Movements during the year in incoming reinsurance:	2020	2019
At January 1	4,385	4,377
Gross premium and deposits – existing and new business	1,306	1,397
Unwind of discount / interest credited	203	211
Insurance liabilities released	(1,656)	(1,668)
Changes in valuation of expected future benefits	66	(30)
Shadow accounting adjustments	8	12
Loss recognized as a result of liability adequacy	10	3
Net exchange differences	(358)	81
Other	2	2
At December 31	3,965	4,385

34.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2020	2019
At January 1	135,710	117,113
Disposal of a business	-	(196)
Portfolio transfers and acquisitions	(64)	(10)
Gross premium and deposits – existing and new business	7,030	9,122
Unwind of discount / interest credited	13,858	19,780
Insurance liabilities released	(10,160)	(11,103)
Fund charges released	(1,644)	(1,677)
Changes in valuation of expected future benefits	(266)	861
Transfer (to) / from insurance contracts	(465)	(1,050)
Net exchange differences	(8,558)	2,868
Other	-	2
At December 31	135,441	135,710

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 35 267

35 Investment contracts

35.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2020	18,382	211	18,594
Deposits	16,189	-	16,189
Withdrawals	(16,047)	-	(16,047)
Investment contracts liabilities released	-	(15)	(15)
Interest credited	246	-	246
Net exchange differences	(698)	(11)	(709)
Transfer (to)/from other headings	2,828	-	2,828
Other	(12)	-	(12)
At December 31, 2020	20,889	185	21,075

At January 1, 2019	17,825	223	18,048
Deposits	13,234	-	13,234
Withdrawals	(13,768)	-	(13,768)
Investment contracts liabilities released	-	(23)	(23)
Interest credited	247	-	247
Net exchange differences	128	12	140
Transfer (to)/from other headings	724	-	724
Other	(7)	-	(7)
At December 31, 2019	18,382	211	18,594

Investment contracts consist of the following:	2020	2019
Institutional guaranteed products	295	339
Fixed annuities	7,786	6,237
Savings accounts	12,540	11,517
Investment contracts with discretionary participation features	185	211
Other	268	289
At December 31	21,075	18,594

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 36 268

35.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2020	59,956	33,870	93,826
Gross premium and deposits – existing and new business	11,116	786	11,902
Withdrawals	(10,404)	-	(10,404)
Interest credited	5,902	2,895	8,797
Investment contracts liabilities released	-	(3,457)	(3,457)
Fund charges released	(196)	-	(196)
Net exchange differences	(4,008)	(1,808)	(5,816)
Transfer (to)/from other headings	(2,740)	(287)	(3,027)
Other	(1)	-	(1)
At December 31, 2020	59,625	31,999	91,624

At January 1, 2019	49,847	30,250	80,097
Gross premium and deposits – existing and new business	10,545	1,066	11,610
Withdrawals	(10,228)	-	(10,228)
Interest credited	9,244	5,511	14,755
Investment contracts liabilities released	-	(4,815)	(4,815)
Fund charges released	(142)	-	(142)
Net exchange differences	1,898	1,858	3,755
Transfer (to)/from other headings	(1,210)	-	(1,210)
Other	1	-	1
At December 31, 2019	59,956	33,870	93,826

Transfer (to) / from other headings in 2020 mainly related to investment contracts for account of policyholders transferred to investment contracts for general account and were primarily driven by contact conversions in the retirement plans business in the US.

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

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given if the invested amount is in equity only.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 36 269

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

	2020			2019
	United States 1)	The Netherlands 2)	Total 3)	United States 1)	The Netherlands 2)	Total 3)
At January 1	1,296	1,735	3,031	766	1,678	2,445
Incurred guarantee benefits 4)	1,638	297	1,935	518	57	575
Paid guarantee benefits	(2)	-	(2)	(1)	-	(1)
Net exchange differences	(217)	-	(217)	13	-	13
At December 31	2,715	2,032	4,747	1,296	1,735	3,031

Account value 5)	32,870	8,968	41,838	34,503	8,626	43,130
Net amount at risk 6)	661	2,427	3,088	236	2,002	2,239

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24 Derivatives.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The increase of incurred guarantee benefits in 2020 mainly relates to decreasing interest rates, partly offset by overall rising equity markets. The decreased account value in 2020 was mainly driven by foreign currency translation differences, partly offset by decreasing interest rates and rising equity markets.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2020, the reinsured account value was EUR 1.7 billion (2019: EUR 1.8 billion) and the guaranteed remaining balance was EUR 0.8 billion (2019: EUR 1.1 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2020, the contract had a value of EUR 46 million (2019: EUR 37 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts and equity total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contracts and the purchase of interest rate swaps, treasury futures and treasury forwards to mitigate the effect of movements in interest rates on the reinsurance contracts.

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

The fixed annuities product balance as of December 31, 2020, amounted to EUR 186 million (2019: EUR 234 million).

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 36 270

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

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

	2020			2019
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	448	686	1,133	519	906	1,425
Incurred guarantee benefits 5)	144	44	189	(27)	(210)	(238)
Paid guarantee benefits	(61)	(34)	(95)	(53)	(27)	(81)
Net exchange differences	(43)	(57)	(100)	10	17	27
At December 31	488	638	1,127	448	686	1,133

	GMDB 1)	GMIB 2)		GMDB 1),3)	GMIB 2),3)
Account value 6)	52,481	5,337		54,411	5,331
Net amount at risk 7)	919	542		1,268	688
Average attained age of contract holders	70	72		70	71

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 36 271

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2020	2019
	GMI 1), 2)	GMI 1), 2)
At January 1	6,422	5,063
Incurred guarantee benefits 3)	1,551	1,358
At December 31	7,973	6,422

Account value 4)	20,202	19,985
Net amount at risk 5)	7,931	6,335

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
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

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.6% at December 31, 2020, and 21.1% at December 31, 2019. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

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

Guarantees valued at fair value contributed a net gain before tax of EUR 539 million (2019: gain of EUR 424 million) to earnings. The main drivers of this gain before tax are a fair value gain on hedges related to the guarantee reserves of EUR 3,199 million (2019: EUR 1,840 million gain), a gain of EUR 380 million related to an increase in equity markets (2019: EUR 1,585 million gain), a gain of EUR 234 million related to widening own credit spread (2019: EUR 42 million gain) and other and DPAC offset contributed a gain of EUR 305 million (2019: EUR 273 million gain). These gains are partly offset by negative results related to decreases in risk free rates of EUR 3,775 million (2019: EUR 3,281 million loss) and a loss of EUR 134 million related to increases in equity volatility (2019: EUR 12 million gain).

Guarantee reserves increased by EUR 3,230 million in 2020 (2019: increase of EUR 1,937 million) to EUR 12,875 million (2019: EUR 9,645 million).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 37 272

37 Borrowings
	2020	2019
Capital funding	1,241	1,745
Operational funding	7,283	7,562
At December 31	8,524	9,307

Current	950	4,969
Non-current	7,574	4,338

Fair value of borrowings	9,165	9,783

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

The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 15 million negative (2019: EUR 40 million negative).

Capital funding

During 2020, the capital funding decreased related to the repayment of USD 500 million senior notes with a coupon rate of 5.75%.

A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2020	2019
USD 500 million Senior Notes 1), 2)	5.75%	Semi-annually	2005 /20	-	461
EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016 /23	498	497
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 /31	278	293
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 /39	442	467
Other				24	26
At December 31				1,241	1,745

[1]	Measured at fair value.
[2]	Issued by subsidiaries of, and guaranteed by, Aegon N.V.

These loans are considered senior debt in calculating financial leverage in note 43 Capital management and solvency.

Operational funding

During 2020, operational funding decreased by EUR 0.3 billion mainly due to the redemption of ‘SAECURE 15’ of EUR 0.9 billion and the redemption of a covered bond for EUR 0.7 billion. This is partly offset by an increase in other mortgage loan funding of EUR 0.7 billion and the issuance of a covered bond in the Netherlands of EUR 0.5 billion.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 38 273

	Coupon rate	Coupon date	Issue / Maturity	2020	2019
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	2020 /22	1,545	817
EUR 1,443 million “SAECURE 15” RMBS Note 1), 2)	Floating	Quarterly	2014 /20	-	917
EUR 875 million “SAECURE 16” RMBS Note 1), 3)	Floating	Quarterly	2018 /23	758	820
EUR 512 million “SAECURE 18” RMBS Note 1), 4)	Floating	Quarterly	2019/25	422	491
EUR 750 million Conditional Pass-Through Covered Bond 1), 5)	0.267%	Annual	2015 /20	-	749
EUR 500 million Conditional Pass-Through Covered Bond 1), 6)	0.250%	Annual	2016 /23	498	498
EUR 500 million Conditional Pass-Through Covered Bond 1), 7)	0.375%	Annual	2017 /24	498	498
EUR 500 million Conditional Pass-Through Covered Bond 1), 8)	0.010%	Annual	2020 /25	508	-
EUR 500 million Conditional Pass-Through Covered Bond 1), 9)	0.750%	Annual	2017 /27	491	489
FHLB Secured borrowings 1)	Floating	Quarterly	2020 /23	2,055	1,777
Aegon Bank Senior Non-Preferred debt 1)	Fixed	Annual	2019/24	498	497
Other				9	8
At December 31				7,283	7,562

[1]	Issued by a subsidiary of Aegon N.V.
[2]	The “SAECURE 15” RMBS Note was redeemed in 2020.
[3]

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

[5]	These Covered bonds were redeemed in 2020.
[6]	The maturity date is May 25, 2023; the extended due for payment date is May 25, 2055.
[7]	The maturity date is November 21, 2024; the extended due for payment date is November 21, 2056.
[8]	The maturity date is November 16, 2025; the extended due for payment date is November 16, 2057.
[9]	The maturity date is June 27, 2027; the extended due for payment date is June 27, 2059.

Other

Per December 31, 2020 there were no more borrowings measured at fair value (2019: EUR 461 million).

Undrawn committed borrowing facilities:	2020	2019
Floating-rate
- Expiring within one year	666	516
- Expiring beyond one year	2,622	2,887
At December 31	3,288	3,403

There were no defaults or breaches of conditions during the period.

38 Provisions

	2020	2019
At January 1	214	320
Additional provisions	180	42
Disposals	(38)	(60)
Unused amounts reversed through the income statement	(1)	(3)
Used during the year	(32)	(90)
Net exchange differences	(15)	5
At December 31	309	214
Current	253	137
Non-current	56	77

The provisions as at December 31, 2020 mainly consist of litigation provisions of EUR 191 million (2019: EUR 90 million) mainly related to a settlement in the US relating to increases in monthly deduction rates on universal life products and a reached agreement, subject to conditions precedent, in the Netherlands concerning the Vliegwiel product (refer to note 45 Commitments and contingencies), restructuring provisions of EUR 54 million (2019: EUR 43 million) and other provisions of EUR 63 million (2019: EUR 81 million) including the remaining provision related to the harbor workers’ former pension fund Optas.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 39 274

39 Defined benefit plans

	2020	2019
Retirement benefit plans	4,318	4,076
Other post-employment benefit plans	275	283
Total defined benefit plans	4,593	4,359

Retirement benefit plans in surplus	43	1
Total defined benefit assets	43	1

Retirement benefit plans in deficit	4,361	4,077
Other post-employment benefit plans in deficit	275	283
Total defined benefit liabilities	4,636	4,360

	2020			2019
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	4,076	283	4,359	3,714	275	3,989
Defined benefit expenses	104	18	122	227	17	244
Remeasurements of defined benefit plans	350	10	360	607	5	612
Contributions paid	(54)	-	(54)	(298)	-	(298)
Benefits paid	(103)	(16)	(119)	(100)	(18)	(118)
Net exchange differences	(61)	(19)	(80)	14	4	18
Other	5	-	5	(89)	-	(88)
At December 31	4,318	275	4,593	4,076	283	4,359

The amounts recognized in the statement of financial position are determined as follows:

	2020			2019
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	4,858	-	4,858	4,807	-	4,807
Fair value of plan assets	(4,466)	-	(4,466)	(4,420)	-	(4,420)
	392	-	392	386	-	386
Present value of wholly unfunded obligations 1)	3,926	275	4,201	3,690	283	3,973
At December 31	4,318	275	4,593	4,076	283	4,359

[1]

As all pension obligations are insured at subsidiary Aegon Levensverzekering almost all assets held by Aegon Nederland backing retirement benefits of EUR 2,845 millions (2019: EUR 2,736 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2020 and 2019.

	2020			2019
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	52	11	63	148	8	157
Net interest on the net defined benefit liability (asset)	52	7	59	80	9	89
Past service cost	1	-	1	(1)	-	(1)
Total defined benefit expenses	104	18	122	227	17	244

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 39 275

		2018
	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	121	10	131
Net interest on the net defined benefit liability (asset)	87	8	96
Past service cost	(16)	(5)	(21)
Total defined benefit expenses	192	13	206

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2020	2019
At January 1	8,779	7,514
Current year service cost	63	157
Interest expense	175	221
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	(51)	40
- Actuarial gains and losses arising from changes in financial assumptions	859	1,126
Past service cost	1	(1)
Contributions by plan participants	-	8
Benefits paid	(362)	(353)
Net exchange differences	(409)	144
Other	5	(76)
At December 31	9,059	8,779

Movements during the year in plan assets for retirement benefit plans	2020	2019
At January 1	4,420	3,525
Interest income (based on discount rate)	116	133
Remeasurements of the net defined liability (asset)	448	566
Contributions by employer	54	306
Benefits paid	(243)	(235)
Net exchange differences	(329)	126
At December 31	4,466	4,420

	2020					2019
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets
Equity instruments	154	-	154	3%	160	3	164	4%
Debt instrument	450	717	1,167	26%	465	361	826	19%
Real estate	-	110	110	2%	-	119	119	3%
Derivatives	-	16	16	0%	-	57	57	1%
Investment funds	2	2,449	2,451	55%	3	2,484	2,487	56%
Other	3	563	567	13%	15	752	767	17%
At December 31	610	3,856	4,466	100%	644	3,776	4,420	100%

Defined benefit plans are mainly operated by Aegon USA, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.

Aegon USA

Aegon USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan,

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 39 276

maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 436 million at December 31, 2020 (2019: EUR 388 million deficit).

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

Aegon USA maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Aegon USA in 2020 or 2019. However, with the Aegon N.V. Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 223 million in September 2019 that was over and above the minimum required funding levels as set forth by the Internal Revenue Code. In 2020, Transamerica Corporation did not make a pension plan contribution.

Aegon USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 249 million (2019: EUR 272 million unfunded).

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

Under the Employee Retirement Income Security Act (ERISA), Aegon USA has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Aegon USA has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon USA reviews the terms of the plans and makes changes to the plans if and when appropriate. Aegon USA funds the benefit payments or premium payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 214 million (2019: EUR 217 million).

The weighted average duration of the defined benefit obligation is 12.9 years (2019: 12.6 years).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 39 277

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2020	2019
Demographic actuarial assumptions
Mortality	US mortality table1)	US mortality table1)

Financial actuarial assumptions
Discount rate2)	2.47%/2.18%	3.23%/3.02%
Salary increase rate	4.00%	4.00%
Health care trend rate	6.30%	6.60%

[1]

2020 assumption -PRI-2012 Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale MP-2020. Comparative figures are as included in the Integrated Annual Report 2019.

[2]	Aegon USA has separate discount rates beginning with 2018 – 2.47% for all pension plans and 2.18% for post retirement welfare 2019 and 2020.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2020	2019

Demographic actuarial assumptions
10% increase in mortality rates	(86)	(83)
10% decrease in mortality rates	95	92

Financial actuarial assumptions
100 basis points increase in discount rate	(422)	(417)
100 basis points decrease in discount rate	521	514
100 basis points increase in salary increase rate	29	29
100 basis points decrease in salary increase rate	(25)	(27)
100 basis points increase in health care trend rate	13	12
100 basis points decrease in health care trend rate	(12)	(11)

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

Aegon the Netherlands

Aegon the Netherlands has a number of defined benefit plans and defined contribution plans. The defined benefit plans are subject to Dutch Pension regulations and governed by the Board of Directors of Aegon the Netherlands. The Board of Directors has the full power and discretion to administer the plan including developing investment policy and managing assets for the plans (although these assets do not qualify as ‘plan assets’ as defined by IFRS), deciding questions related to eligibility and benefit amounts, and any disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. Aegon the Netherlands runs, in principle, full actuarial and investment risk regarding the defined benefit plans. This includes the risks of low interest rates, low returns and increased longevity. A part of this risk can be attributed to plan participants by lowering indexation or by increasing employee contributions.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 39 278

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

As at December 31, 2019, Aegon the Netherlands amended the defined benefit pension plan for their own employees. As of January 1, 2020, the defined benefit pension plan is closed for new members and there will be no further accrual of benefits to existing members. Entitlements before January 1, 2020, will remain unchanged and the indexation for those accruals will remain in force.

The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable1. The benefits covered are retirement benefits, disability, death and survivor pension. The defined benefit plans were unfunded by EUR 3,658 million at December 31, 2020. (2019: EUR 3,413 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS. The average remaining duration of the defined benefits obligation is 22.5 years (2019: 21.9 years).

Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 61 million at December 31, 2020 (2019: EUR 65 million). The weighted average duration of the other post-employment benefit plans is 11.1 years (2019: 12.4 years).

The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2020	2019
Demographic actuarial assumptions
Mortality	NL mortality table 1)	NL mortality table 1)

Financial actuarial assumptions
Discount rate	0.51%	0.94%
Salary increase rate 2)	Curve 2020	Curve 2019
Indexation 3)	55.6% of Curve 2020	59.2 % of Curve 2019

[1]	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.
[2]	Based on Dutch Consumer Price Index.
[3]	Based on Dutch Consumer Price Index.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

[1]	Aegon Nederland deducts employee contributions from the total pension expenses.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 39 279

	Estimated approximate effects on the defined benefit obligation
	2020	2019
Demographic actuarial assumptions
10% increase in mortality rates	(110)	(100)
10% decrease in mortality rates	124	112

Financial actuarial assumptions
100 basis points increase in discount rate	(703)	(645)
100 basis points decrease in discount rate	977	893
100 basis points increase in salary increase rate	-	1
25 basis points increase in indexation	213	194
25 basis points decrease in indexation	(192)	(177)

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

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2019. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 43 million at December 31, 2020 (2019: EUR 1 million surplus). During 2020, EUR 54 million (2019: EUR 83 million) of contributions were paid into the scheme.

The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently 30% of assets are invested in growth assets (i.e. primarily equities) and 70% are income and liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.

Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns and changes in the life expectancy of pensioners.

The scheme purchased a buy-in policy in the name of the Trustee to cover full scheme benefits for a group of pensioners in 2019. The liability (and matching asset) calculated on the year end assumptions has been included in the funded position as at 31 December 2020.

The weighted average duration of the defined benefit obligation is 22.0 years (2019: 21.6 years).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 40 280

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2020		2019
Demographic actuarial assumptions
Mortality	UK mortality table	1)	UK mortality table	2)

Financial actuarial assumptions
Discount rate	1.45%		2.08%
Price inflation	2.95%		3.08%
[1]	Club Vita tables based on analysis of Scheme membership CMI 2019 1.5%/1.25% p.a. (males/females)
[2]	Club Vita tables based on analysis of Scheme membership CMI 2019 1.5%/1.25% p.a. (males/females)

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation
	2020	2019
Demographic actuarial assumptions
10% increase in mortality rates	(55)	(48)
10% decrease in mortality rates	63	54

Financial actuarial assumptions
100 basis points increase in discount rate	(330)	(306)
100 basis points decrease in discount rate	448	414
100 basis points increase in price inflation	172	130
100 basis points decrease in price inflation	(316)	(281)

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	29.5%
Debt instruments	70.5%

All other operating segments

Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note 14 Commissions and expenses for the employee expenses regarding these contribution plans.

40 Deferred tax

	2020	2019
Deferred tax assets	101	193
Deferred tax liabilities	1,424	1,229
Total net deferred tax liability / (asset)	1,323	1,036

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 40 281

Deferred tax assets comprise temporary differences on:	2020	2019
Real Estate	-	(520)
Financial assets	13	76
Insurance and investment contracts	(5)	440
Deferred expenses, VOBA and other intangible assets	(110)	(112)
Defined benefit plans	-	7
Tax losses and credits carried forward	321	183
Other	(118)	119
At December 31	101	193

Deferred tax liabilities comprise temporary differences on:	2020	2019
Real estate	663	124
Financial assets	2,169	1,550
Insurance and investment contracts	(1,539)	(1,030)
Deferred expenses, VOBA and other intangible assets	1,323	1,662
Defined benefit plans	(206)	(249)
Tax losses and credits carried forward	(502)	(551)
Other	(484)	(279)
At December 31	1,424	1,229

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total
At January 1, 2020	644	1,474	(1,470)	1,774	(256)	(734)	(397)	1,036
Acquisitions / Additions	-	-	-	2	-	-	-	2
Charged to income statement	20	289	(102)	(213)	169	(13)	(67)	81
Charged to OCI	2	597	-	-	(140)	-	4	464
Net exchange differences	(3)	(204)	105	(130)	21	56	27	(128)
Transfer (to)/from current income tax	-	-	-	-	-	(132)	-	(132)
Transfer (to) /from other headings	-	-	(66)	-	-	-	66	-
At December 31, 2020	663	2,156	(1,533)	1,433	(206)	(823)	(366)	1,323

At January 1, 2019	519	814	(1,433)	1,913	(269)	(314)	(837)	394
Charged to income statement	125	25	(20)	(177)	108	63	(11)	114
Charged to OCI	(8)	629	-	-	(90)	-	(9)	521
Net exchange differences	1	9	(17)	37	(5)	(9)	(17)	(2)
Disposal of a business	-	-	-	-	-	-	2	2
Transfer (to)/from other headings	-	-	-	-	-	(473)	473	-
Other	7	(3)	-	-	-	-	3	7
At December 31, 2019	644	1,474	(1,470)	1,774	(256)	(734)	(398)	1,036

In 2020, the increase of deferred tax liability primarily related to an increase of unrealized profits in respect of financial assets mainly due to market movements.

Transfer to/from current income tax relates to the deferred tax asset for the loss carry forward position of the Dutch fiscal unit in 2020.

Deferred corporate income tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 1,346 million; tax EUR 230 million related to tax losses carried forward (2019: gross EUR 1,379 million; tax EUR 236 million) and an amount of tax EUR 405 million related to tax credits carried forward (2019; tax EUR 391 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits. Furthermore, in addition the realization of the deferred tax asset is also dependent

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 41 282

on income from existing business in excess of the profits arising from the reversal of existing taxable temporary differences. If in the near future estimates of projected taxable income are revised during the carry forward period, the amount of deferred corporate income tax assets considered probable could change. The recognition of the deferred tax assets is based on Aegon’s long-term projections including sensitivities and tax planning strategies.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts1)		Not recognized deferred tax assets
	2020	2019	2020	2019
< 5 years	71	79	18	20
≥ 5 – 10 years	12	18	4	4
≥ 10 – 15 years	18	27	57	51
≥ 15 – 20 years	4	1	-	-
Indefinitely	514	488	114	107
At December 31	619	613	192	182

[1] The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 31 million; tax EUR 5 million (2019: gross EUR 406 million; tax EUR 99 million) the realization of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Aegon did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 20 million; tax EUR 4 million (2019: gross EUR 32 million; tax EUR 6 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,769 million; tax EUR 441 million (2019: gross EUR 1,774 million; tax EUR 383 million calculated at the enacted rates).

All deferred corporate income taxes are non-current by nature.

Deferred tax assets and liabilities are expected to be recovered after more than one year after the balance sheet date.

41 Other liabilities

	2020	2019
Payables due to policyholders	1,135	1,363
Payables due to brokers and agents	399	296
Payables out of reinsurance	1,218	1,597
Social security and taxes payable	110	117
Income tax payable	2	(1)
Investment creditors	1,068	940
Cash collateral on derivative transactions	6,118	4,243
Cash collateral on securities lended	2,053	2,146
Cash collateral - other	74	59
Repurchase agreements	962	719
Short term deposits	105	-
Commercial paper	72	58
Lease liabilities	266	311
Other creditors	3,100	2,968
At December 31	16,685	14,816

Current	16,111	14,093
Non-current	575	722

The carrying amounts disclosed reasonably approximate the fair values at year-end, given the predominantly current nature of the other liabilities.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 42 283

42 Accruals

	2020	2019
Accrued interest	241	292
Accrued expenses	210	134
At December 31	451	426

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

Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from extreme business and market conditions. Aegon’s Enterprise Risk Management (ERM) framework ensures that the Aegon Group and its operating companies are adequately capitalized and that obligations towards policyholders are always adequately met. Embedded in this larger framework is Aegon’s capital management policy. The update in 2020 simplified the policy while ensuring that strong capital positions are maintained at the Group and in the units. Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.

Aegon manages capital in the operating units to their respective operating levels, sufficient to absorb moderate shocks and pay sustainable remittances to the Group, and above their minimum dividend payment levels. Cash Capital at Holding is maintained within an operating range of EUR 0.5 – 1.5 billion and covers holding expenses, near-term dividends, and contingencies, such as potential recapitalization of units. Furthermore, Aegon aims to reduce its gross financial leverage from the current level of EUR 6.0 billion to the range of EUR 5.0 – 5.5 billion over the period of 2021 to 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and therefore make Aegon more resilient.

The frequent monitoring of actual and forecasted capitalization levels of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels.

Aegon Group Solvency Ratio

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II: the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the European Economic Area (EEA)-based insurance and reinsurance entities, applying the AC method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions. Since January 31, 2020, the United Kingdom is no longer a member of the European Union. Absent any regulatory guidance to the contrary, Aegon’s UK insurance subsidiaries will continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. For more details, reference is made to the section “Regulation and Supervision”. On July 11 2020, DNB published industry-wide guidelines regarding the treatment of banks in Group Solvency II calculation. As a consequence, Aegon has included Aegon Bank in the calculation of its Group Solvency on December 31, 2020.

The Group Solvency II ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 43 284

The Group SCR is calculated based on Solvency II Partial Internal Model (PIM), which includes the SCR of AC entities, the D&A entities and the Other Financial Sector entities (including Aegon Bank). The SCR amount (or 100% Solvency II ratio) reflects a level of Eligible Own Funds that enables insurance and reinsurance entities to absorb significant losses (1-in-200 year events) and gives reasonable assurance to policyholders and beneficiaries that payments will be made as they fall due. On December 31, 2020, Aegon’s estimated capital position was:

	December 31, 2020 1)	December 31, 20192)
Group Own Funds	18,582	18,470
Group SCR	9,473	9,173
Group Solvency II ratio	196%	201%

[1]	The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.
[2]	For 2019, the Group Solvency II ratio excludes Aegon Bank. The 2019 Group Solvency II ratio including Aegon Bank is 198% (Own Funds: EUR 19,207 million; SCR: EUR 9,707 million).

Aegon Group Eligible Own Funds amounted to EUR 18,582 million on December 31, 2020 (2019: EUR 18,470 million1). The increase of EUR 112 million in Own Funds since December 31, 2019, was mostly driven by the positive impact from expected return on in-force business and the inclusion of Aegon Bank. The positive impact was partly offset by unfavorable market impacts triggered by the COVID-19 pandemic, reflected by a sharp decrease in interest rates, compounded by negative credit variances partly caused by widening of mortgage spreads.

Aegon’s Group PIM SCR amounted to EUR 9,473 million on December 31, 2020 (2019: EUR 9,173 million2). The SCR increased by EUR 300 million since December 31, 2019 and was mainly due to new business strain and the inclusion of Aegon Bank, which was partly offset by the release of in-force SCR. As a result of the above changes in Eligible Own Funds and PIM SCR, the Group Solvency II ratio declined by 5%-points to 196% in 2020.

Minimum regulatory requirements

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

With the introduction of Solvency II for EEA countries, Aegon views the higher capital requirement, 100% of the SCR, as the level around which EU supervisors will formally require management to provide regulatory recovery plans. For the US insurance entities this is viewed at 100% CLA.

During 2020, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with the solvency requirements.

Capital quality

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking the highest. The Available Own Funds is an estimate, has not been filed with the regulator and is subject to supervisory review. It is to be noted that the Group Own Funds do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

[1]	This 2019 published Group Own Funds excludes Aegon Bank. The 2019 Group Own Funds including Aegon Bank is EUR 19,207 million.
[2]	This 2019 published Group SCR excludes Aegon Bank. The 2019 Group SCR including Aegon Bank is EUR 9,707 million.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 43 285

The below table provides the composition of Aegon’s Available Own Funds across Tiers:

	2020		2019
Available Own Funds	Available Own Funds	Percentage total	Available Own Funds1)	Percentage total
Tier 1 (Unrestricted Tier 1 + Restricted Tier 1)	15,542	84%	15,338	83%
Unrestricted Tier 1	12,972	70%	12,724	69%
Restricted Tier 1	2,571	14%	2,614	14%
Junior Perpetual Capital Securities	1,563	8%	1,617	9%
Perpetual Cumulative Securities	475	3%	479	3%
Perpetual Contingent Convertible Securities	532	3%	518	3%
Tier 2	2,340	13%	2,370	13%
Subordinated notes issued by Aegon Funding Corp	818	4%	823	4%
Subordinated liabilities Aegon NV	754	4%	773	4%
Grandfathered subordinated notes	768	4%	774	4%
Tier 3	700	4%	762	4%
Total Available Own Funds	18,582		18,470

[1]	This 2019 published Group Available Own Funds excludes Aegon Bank. The 2019 Group Available Own Funds including Aegon Bank are EUR 19,207 million.

On December 31, 2020, Tier 1 capital amounted to EUR 15,542 million, which includes EUR 2,571 million restricted Tier 1 capital. Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities (2020: EUR 1,563 million), perpetual cumulative subordinated bonds (2020: EUR 475 million), and perpetual contingent convertible security (2020: EUR 532 million). Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

On December 31, 2020, Tier 2 capital amounted to EUR 2,340 million. This consists of the subordinated notes issued by Aegon Funding Company LLC (AFC) in 2019 (2020: EUR 818 million), the Solvency II compliant subordinated liabilities that were issued during 2018 (2020: EUR754 million), and grandfathered subordinated notes (2020: EUR 768 million). Tier 2 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered such that they are considered as capital under the Solvency II framework until December 31, 2025. For the terms and conditions of these grandfathered instruments refer to note 31 Other equity instruments and note 32 Subordinated borrowings.

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

Tier 3 capital as of December 31, 2020 is comprised of deferred tax assets balances related to Solvency II entities.

IFRS equity compares to Solvency II Own Funds as follows:

	2020	20193)
IFRS Shareholders’ Equity	22,018	21,842
IFRS adjustments for Other Equity instruments and non controlling interests	2,644	2,591
IFRS Group Equity	24,661	24,433
Solvency II revaluations & reclassifications	(8,621)	(7,599)
Transferability restrictions 1)	(1,766)	(1,973)
Excess of Assets over Liabilities	14,274	14,861
Availability adjustments	4,416	4,446
Fungibility adjustments 2)	(108)	(838)
Available Own Funds	18,582	18,470

[1] This includes the transferability restriction related to the RBC CAL conversion methodology.

[2] The 2019 fungability adjustment contains the exclusion of Aegon Bank.

[3] For 2019, Group Available Own Funds excludes Aegon Bank. The 2019 Group Available Own Funds including Aegon Bank is EUR 19,207 million.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 43 286

The Solvency II revaluations and reclassification of EUR 8,621 million negative (2019: EUR 7,599 million negative) mainly stem from the difference in valuation and presentation between IFRS and Solvency II frameworks. The change in Solvency II revaluations per December 31, 2020 compared to December 31, 2019 is mainly driven by lower interest rates during 2020, increasing the revaluation reserves in Aegon US. The Solvency II revaluations and reclassification can be grouped into four categories:

◆	Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, deferred policy acquisition costs (DPAC) and other intangible assets (EUR 1,989 million negative, 2019: EUR 1,932 million negative);
◆	Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include loans and mortgages, reinsurance recoverables, and technical provisions. The revaluation difference stemming from this category amounted to EUR 3,676 million positive (2019: EUR 3,360 million positive) compared to the IFRS Statement of Financial Position;
◆	The Net Asset Value of subsidiaries that are included under the D&A method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 6,942 million negative (2019: EUR 5,655 million negative) compared to the IFRS Statement of Financial Position, where the revaluation reserves increased in Aegon US mainly driven by lower interest rates during 2020;
◆	Reclassification of subordinated liabilities of EUR 3,366 million negative (2019: EUR 3,372 negative).

The transferability restrictions reflect the restrictions on Tier 1 unrestricted Own Funds as a consequence of the RBC CAL conversion methodology as described above.

The availability adjustments are changes to the availability of Own Funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend.

Finally, the fungibility restrictions limit the availability of Own Funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group and therefore are excluded for Solvency II purposes.

Capital leverage

Aegon’s total capitalization reflects the capital employed in the business units and consists of shareholders’ capital and total gross financial leverage. Aegon assesses its gross financial leverage position based on various leverage metrics, including the gross financial leverage ratio, which is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, in addition to both subordinated and senior debt. Aegon’s total capitalization comprises the following components:

◆	Shareholders’ equity excluding revaluation reserves based on IFRS as adopted by the EU;
◆	Non-controlling interests and Long Term Incentive Plans not yet vested; and
◆	Total financial leverage.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 43 287

The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:
	Note	2020	2019
Total shareholders’ equity - based on IFRS as adopted by the EU	30	22,815	22,449

Non-controlling interests and Long Term Incentive Plans not yet vested	31, SOFP 2)	126	73

Revaluation reserves	30	(7,480)	(5,873)

Adjusted shareholders’ equity		15,461	16,649
Perpetual contingent convertible securities	31	500	500

Junior perpetual capital securities	31	1,564	1,564

Perpetual cumulative subordinated bonds	31	454	454

Fixed floating subordinated notes	32	1,345	1,403

Fixed subordinated notes	32	740	804

Trust pass-through securities	33	126	136

Currency revaluation other equity instruments 1)		(1)	54

Hybrid leverage		4,728	4,916

Senior debt 3)	37	1,241	1,738

Senior leverage		1,241	1,738

Total gross financial leverage		5,969	6,653

Total capitalization		21,430	23,303

Gross financial leverage ratio		27.9%	28.6%

Fixed Charge Coverage		8.3 x	7.7 x
[1]	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
[2]	Non-controlling interests are disclosed in the statement of financial position.
[3]	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR 0 million (2019: EUR (7) million).

Aegon N.V. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and the reserves required by law. The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable items under Dutch law amounted to EUR 12,797 million as at December 31, 2020 (2019: EUR 13,556 million). The following table shows the composition of the total distributable items:

Distributable items	2020	2019

Equity attributable to shareholders based on IFRS as adopted by the EU	22,815	22,449

Non-distributable items:

Share capital	(320)	(323)

Legal reserves 1)	(9,697)	(8,570)
At December 31	12,797	13,556
[1] The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the positive revaluations in the revaluation reserves, cannot be freely distributed.
Besides the distributable items under Dutch law, a second restriction on the possibility to distribute dividends stems from Solvency II (Dutch Supervision act).
Distributable reserves	2020	2019

Reserves available for financial surpervision purposes	18,582	18,470

Solvency requirement under the Financial Supervision Act	9,473	9,173
Total distributable reserves on the basis of solvency requirements	9,109	9,297

The freely distributable reserves is the minimum of distributable items under Dutch law and the freely distributable capital on the basis of solvency requirements and amounted to EUR 9,109 million as at December 31, 2020 (2019: EUR 9,297 million).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 288

The ability of Aegon’s operating units, principally insurance companies, to pay remittances to the holding company is constrained by the requirement for these operating units to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance supervisory authorities. Based on the capitalization level of the operating units, local insurance supervisors are able to restrict and/or prohibit the transfer of remittances to the holding company. In addition, the ability of operating units to pay remittances to the holding company can be constrained by the requirement for these operating units to hold sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital market risks, underwriting risk factors, changes in government regulations, and legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units, 150% SCR for Solvency II units and 400% RBC CAL in the US, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to this operating level over-the-cycle.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 289

Fair value hierarchy

The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2020
Assets carried at fair value
Available-for-sale
Shares	90	82	173	345
Debt securities	28,300	64,914	467	93,681
Money market and other short-term instruments	832	3,726	-	4,558
Other investments at fair value	-	415	581	996

	29,222	69,136	1,221	99,580

Fair value through profit or loss
Shares	80	226	1,329	1,634
Debt securities	168	5,260	242	5,669
Money market and other short-term instruments	17	93	-	109
Other investments at fair value	1	470	2,174	2,645
Investments for account of policyholders 1)	118,057	104,635	1,012	223,705
Derivatives	34	13,930	22	13,986
Investments in real estate	-	-	2,385	2,385
Investments in real estate for policyholders	-	-	467	467

	118,356	124,613	7,631	250,600

Revalued amounts
Real estate held for own use	-	-	209	209

	-	-	209	209

Total assets at fair value	147,578	193,750	9,061	350,389

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	59,637	(12)	59,625
Derivatives	61	9,654	4,902	14,617
Total liabilities at fair value	61	69,291	4,890	74,242
[1]	The investments for account of policyholders include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders represents only those investment contracts carried at fair value.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 290

	Level I	Level II	Level III	Total 2019
Assets carried at fair value
Available-for-sale
Shares	92	160	157	409
Debt securities	25,528	56,317	1,074	82,918
Money market and other short-term instruments	1,255	3,914	-	5,169
Other investments at fair value	-	426	482	908
	26,875	60,817	1,712	89,404

Fair value through profit or loss
Shares	106	306	1,401	1,813
Debt securities	204	3,727	4	3,934
Money market and other short-term instruments	19	139	-	158
Other investments at fair value	1	1,125	2,049	3,175
Investments for account of policyholders 1)	120,271	103,712	1,805	225,788
Derivatives	96	11,006	56	11,157
Investments in real estate	-	-	2,901	2,901
Investments in real estate for policyholders	-	-	586	586
	120,696	120,014	8,802	249,512

Revalued amounts
Real estate held for own use	-	-	208	208
	-	-	208	208

Total assets at fair value	147,571	180,831	10,722	339,124

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	59,759	197	59,956
Borrowings 3)	-	461	-	461
Derivatives	59	8,476	3,081	11,616
Total liabilities at fair value	59	68,696	3,278	72,033
[1]	The investments for account of policyholders include investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2020		Total 2019
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value
Available-for-sale
Debt securities	-	46	12	3
	-	46	12	3

Fair value through profit or loss
Shares	-	-	8	8
Investments for account of policyholders	-	-	-	8
	-	-	8	16
Total assets at fair value	-	46	20	19

Total Liabilities carried at fair value	-	-	-	-

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 291

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

Assets carried at fair value	At January 1, 2020	Acquisitions through business combinations	Disposal of a business	Total gains / losses in income statement[1]	Total gains / losses in OCI[2]	Purchases	Sales	Settlements	Net exchange difference	Reclassification	Transfers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	At December 31, 2020	Total unrealized gains and (losses) for the period recorded in the P&L for instruments held at December 31, 2020[3]
Available-for-sale
Shares	157	-	-	(27)	24	49	(15)	(1)	(12)	-	-	(2)	-	173	-
Debt securities	1.074	-	-	3	(19)	155	(11)	(34)	(32)	-	26	(695)	-	467	-
Money markets and other short-term instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other investments at fair value	482	-	-	(140)	28	302	(19)	(22)	(50)	-	-	-	-	581	-
	1.712	-	-	(163)	34	505	(45)	(56)	(94)	-	26	(697)	-	1.221	-

Fair value through profit or loss
Shares	1.401	-	-	(132)	-	160	(97)	-	(3)	-	-	-	-	1.329	(98)
Debt securities	4	-	-	-	-	276	(37)	-	-	-	-	-	-	242	-
Other investments at fair value	2.049	-	-	122	-	432	(250)	-	(184)	-	16	(13)	-	2.173	(1)
Investments for account of policyholders	1.805	-	-	3	-	(168)	(607)	-	(20)	-	-	-	-	1.012	37
Derivatives	56	-	-	(33)	-	-	-	-	-	-	-	-	-	22	(32)
Investments in real estate	2.901	-	-	65	-	150	(717)	-	(14)	-	-	-	-	2.385	196
Investments in real estate for policyholders	586	-	-	(36)	-	4	(56)	-	(31)	-	-	-	-	467	(52)
	8.802	-	-	(11)	-	854	(1.765)	-	(251)	-	16	(13)	-	7.631	51

Revalued amounts
Real estate held for own use	208	-	-	(9)	18	5	(5)	-	(8)	-	-	-	-	209	-
	208	-	-	(9)	18	5	(5)	-	(8)	-	-	-	-	209	-

Total assets at fair value	10.722	-	-	(183)	51	1.364	(1.815)	(57)	(354)	-	42	(710)	-	9.061	51

Liabilities carried at fair value
Investment contracts for account of policyholders	197	-	-	9	-	(200)	(16)	-	(3)	-	-	-	-	(12)	7
Derivatives	3.081	-	-	2.073	(9)	-	(15)	-	(228)	-	-	-	-	4.902	314
	3.278	-	-	2.082	(9)	(200)	(31)	-	(231)	-	-	-	-	4.890	321
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.

[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 292

Assets carried at fair value	At January 1, 2019	Acquisitions through business combinations	Disposal of a business	Total gains / losses in income statement[1]	Total gains / losses in OCI[2]	Purchases	Sales	Settlements	Net exchange difference	Reclassification	Transfers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	At December 31, 2019	Total unrealized gains and (losses) for the period recorded in the P&L for instruments held at December 31, 2019[3]
Available-for-sale
Shares	241	-	-	-	(5)	22	(100)	-	4	2	-	(7)	-	157	-
Debt securities	1.242	-	-	3	21	319	(317)	(68)	19	(2)	52	(195)	-	1.074	-
Money markets and other short-term instruments	-	-	-	-	-	1.061	(855)	(103)	-	-	126	(229)	-	-	-
Other investments at fair value	493	-	-	(100)	(56)	183	(25)	(23)	9	-	-	-	-	482	-
	1.976	-	-	(97)	(40)	1.584	(1.297)	(194)	32	1	178	(431)	-	1.712	-

Fair value through profit or loss
Shares	1.226	-	-	72	-	368	(266)	-	1	-	-	-	-	1.401	62
Debt securities	17	-	-	(1)	-	1	(12)	(1)	-	(1)	-	-	-	4	-
Other investments at fair value	1.376	-	-	34	-	884	(268)	-	23	-	85	(86)	-	2.049	36
Investments for account of policyholders	1.871	-	-	45	-	435	(567)	-	20	-	-	-	-	1.805	86
Derivatives	35	-	-	19	-	35	(33)	-	0	-	-	-	-	56	20
Investments in real estate	2.700	-	-	317	-	206	(331)	-	9	-	-	-	-	2.901	2
Investments in real estate for policyholders	612	-	-	(18)	-	2	(43)	-	34	-	-	-	-	586	(27)
	7.837	-	-	468	-	1.931	(1.521)	(1)	88	(1)	85	(86)	-	8.802	179

Revalued amounts
Real estate held for own use	263	-	-	7	3	(5)	(62)	-	3	-	-	-	-	208	-
	263	-	-	7	3	(5)	(62)	-	3	-	-	-	-	208	-

Total assets at fair value	10.077	-	-	379	(37)	3.509	(2.880)	(194)	122	-	263	(517)	-	10.722	179

Liabilities carried at fair value
Investment contracts for account of policyholders	206	-	-	9	-	4	(23)	-	2	-	-	-	-	197	(10)
Derivatives	2.489	-	-	597	4	-	(22)	-	14	-	-	-	-	3.081	84
	2.695	-	-	605	4	4	(46)	-	15	-	-	-	-	3.278	75
[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
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

During 2020, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 42 million (2019: EUR 263 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2020, Aegon transferred EUR 710 million (2019: EUR 517 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 293

Valuation techniques and significant unobservable inputs

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2020	Range (weighted average)	December 31, 2019	Range (weighted average)
Assets carried at fair value
Available-for-sale
Shares	Net asset value	n.a.	136	n.a.	119	n.a.
	Other	n.a.	37	n.a.	38	n.a.
			173		157

Debt securities	Broker quote	n.a.	374	n.a.	818	n.a.
	Discounted cash flow	Credit spread	29	2.38%	25	3.24%
	Discounted cash flow	Constant Prepayment Rate	6	n.a.	7	25.00%
	Discounted cash flow	Constant Prepayment Rate	24	8.57%	30	7.82%
	Other	n.a.	34	n.a.	193	n.a.
			467		1,074
Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	517	6.55%	435	6.48%
Investment funds	Net asset value	n.a.	12	n.a.	14	n.a.
Other	Other	n.a.	52	n.a.	33	n.a.
			581		482
At December 31			1,221		1,712

Fair value through profit or loss
Shares	Other	n.a.	1,329	n.a.	1,401	n.a.
Debt securities	Other	n.a.	3	n.a.	4	n.a.
Debt securities	Broker quote	n.a.	239	n.a.	-	n.a.
			1,571		1,405

Other investments at fair value
Investment funds	Net asset value	n.a.	2,095	n.a.	1,984	n.a.
Other	Other	n.a.	79	n.a.	65	n.a.
			2,174		2,049

Derivatives
Longevity swap	Discounted cash flow	Mortality	22	n.a.	55	n.a.
			22		55

Real estate
Investments in real estate	Direct capitalization	Capitalization rate	-	n.a.	580	4.25% - 5.5%
	technique					(3.3%	)
	Appraisal value	n.a.	2,331	n.a.	2,229	n.a.
	Other	n.a.	54	n.a.	92	n.a.
			2,385		2,901
At December 31			6,152		6,410

Revalued amounts
Real estate held for own use	Direct capitalization	Capitalization rate	28	8.00% - 9.50%	54	7.75% - 9.50%
	technique			(8.80%)		(9.00%	)
	Appraisal value	n.a.	104	n.a.	108	n.a.
	Other	n.a.	77	n.a.	46	n.a.
At December 31			209		208

Total assets at fair value 4)			7,582		8,330

Liabilities carried at fair value
Derivatives
Embedded derivatives in
insurance contracts	Discounted cash flow	Own credit spread	4,902	0.25%	3,072	0.2% - 0.3% (0.24%	)
Longevity swap	Discounted cash flow	Mortality	-	n.a.	9	n.a.
Total liabilities at fair value			4,902		3,081
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]

Not applicable (n.a.) has been included when the unobservable inputs are not developed by the Group and are not reasonably available. Refer to the section Fair value measurement in this note for a detailed description of Aegon’s methods of determining fair value and the valuation techniques.

[3]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to nil (2019: EUR 1 million).

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 294

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Own credit spread, as included in the discount rate for embedded derivatives in insurance contracts, is considered as a significant unobservable input. It is estimated that changing the other significant unobservable inputs to reflect reasonable possible alternatives in valuation would have no significant impact for the Group.

An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.

The table below presents the impact on a fair value measurement of a change in the own credit spread by 5 basis points included in the discount rate.

	December 31, 2020	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2019	Effect of reasonably possible alternative assumptions (+/-) 1)
		Increase	Decrease		Increase	Decrease
Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	4,902	48	(48)	3,072	43	(42)

[1]	The comparative figures have been adjusted to reflect the effect of 5 basis points.

Fair value information about assets and liabilities not measured at fair value

The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2020	Carrying amount December 31, 2020	Estimated fair value hierarchy			Total estimated fair value December 31, 2020
		Level I	Level II	Level III

Assets
Mortgage loans - held at amortized cost	38,244	-	1	43,257	43,258
Private loans - held at amortized cost	4,358	-	38	5,242	5,280
Other loans - held at amortized cost	1,917	41	1,850	26	1,917

Liabilities
Subordinated borrowings - held at amortized cost	2,085	1,517	834	-	2,351
Trust pass-through securities - held at amortized cost	126	-	51	91	142
Borrowings – held at amortized cost	8,524	1,766	2,083	5,315	9,165
Investment contracts - held at amortized cost	20,889	-	-	20,382	20,382

2019	Carrying amount December 31, 2019	Estimated fair value hierarchy			Total estimated fair value December 31, 2019
		Level I	Level II	Level III

Assets
Mortgage loans - held at amortized cost	37,750	-	1	42,566	42,567
Private loans - held at amortized cost	4,487	-	65	5,094	5,159
Other loans - held at amortized cost	2,353	45	2,080	228	2,353

Liabilities
Subordinated borrowings - held at amortized cost	2,207	1,560	855	-	2,416
Trust pass-through securities - held at amortized cost	136	-	144	-	144
Borrowings – held at amortized cost	8,845	1,728	30	7,565	9,322
Investment contracts - held at amortized cost	18,382	-	-	18,964	18,964

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 295

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

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 93 million (2019: EUR 91 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 296

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

Residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is the liquidity premium which is embedded in the discount rate.

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 2.4% (December 31, 2019: 2.5%).

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

Tax credit investments

The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 6.6% (December 31, 2019: 6.5%).

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 297

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

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.25% (2019: 0.24%).

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 298

company level (who have priority in payments over other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Aegon extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate. In the Netherlands, the ultimate forward rate is 3.65% from the last liquid point. In 2020, Aegon changed its ultimate forward rate in the US from 4.25% to 3.55%. The uniform last liquid point for all Aegon’s major currencies (EUR, USD and GBP) is set at 30 years.

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

Trust pass-through securities and subordinated borrowings

Trust pass-through securities and subordinated borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). For the determination of the fair value of these instruments, the level hierarchy as described by IFRS is used. The preferred method of obtaining the fair value of the fair value option bonds is the quoted price (Level I). In case markets are less liquid or the quoted prices are not available, an internal model is used, based on parameters which are market observable (Level II) such as credit spreads and issuer yield curves and unobservable market inputs (Level III) such as an illiquidity discount and credit quality adjustments. Aegon uses a discounted cash flow method including yield curves such as deposit rates, floating rates, 3-month swap rates, and the US Treasury yield curve. In addition, Aegon includes own credit spread based on Aegon’s credit default swap curve. The trust past-through securities have been classified asLevel III of the fair value hierarchy.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 44 299

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

	2020		2019
	Trading	Designated	Trading	Designated
Investments for general account	114	9,943	277	8,803
Investments for account of policyholders	-	223,705	-	225,788
Derivatives with positive values not designated as hedges	13,364	-	10,634	-
Total financial assets at fair value through profit or loss	13,479	233,647	10,910	234,591

Investment contracts for account of policyholders	-	59,625	-	59,956
Derivatives with negative values not designated as hedges	13,828	-	11,175	-
Borrowings	-	-	-	461
Total financial liabilities at fair value through profit or loss	13,828	59,625	11,175	60,417

Investments for general account

The Group manages certain portfolios on a total return basis which have been designated at fair value through profit or loss. This includes portfolios of investments in limited partnerships and limited liability companies (primarily hedge funds and private equity funds) for which the performance is assessed internally on a total return basis. In addition, some investments for general account that include an embedded derivative that would otherwise have required bifurcation, such as convertible instruments, preferred shares and credit linked notes, have been designated at fair value through profit or loss.

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

In addition, the investment for account of policyholders include with profit assets, where Aegon manages these assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with the Group’s accounting policies, these assets have been designated as at fair value through profit or loss.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 45 300

Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2020		2019
	Trading	Designated	Trading	Designated
Net gains and (losses)	18,090	3,215	21,020	13,574

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

45 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2021. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2020		2019
	Purchase	Sale	Purchase	Sale
Real estate	180	14	168	3
Mortgage loans	1,469	122	859	79
Private loans	172	-	394	-
Other	1,310	-	1,824	-

Aegon has committed itself, through certain subsidiaries, to invest in real estate, private loans, mortgage loans and receivables and investment funds.

Real estate commitments represent the committed pipeline of investments in real estate projects. The sale of real estate relates to properties that are under contract to be sold as per December 31. Mortgage loan commitments represent undrawn mortgage loan facilities provided and outstanding proposals on mortgages. The sale of mortgage loans relates to pre-announced redemptions on mortgage loans. Private loans represent deals on Aegon’s portfolio of private placement securities that Aegon has committed to, but which have not yet settled and funded. Other commitments include future purchases of interests in investment funds and limited partnerships.

Future lease payments

	< 1 year amounts	1 < 2 years amounts	2 < 3 years amounts	3 < 4 years amounts	4 < 5 years amounts	> 5 years amounts
2020
Operating lease rights	8	6	5	4	4	22

	< 1 year amounts	1 < 2 years amounts	2 < 3 years amounts	3 < 4 years amounts	4 < 5 years amounts	> 5 years amounts

2019
Operating lease rights	49	42	32	26	19	47

The operating lease rights relate to non-cancellable commercial property leases.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 45 301

Other commitments and contingencies

	2020	2019
Guarantees	364	380
Standby letters of credit	11	12
Share of contingent liabilities incurred in relation to interests in joint ventures	7	14
Other guarantees	11	13
Other commitments and contingent liabilities	7	7

Guarantees include those guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States, which can be called upon if there is a deficiency in the tax benefits delivered to the investor or if Aegon is in default under a material provision of the contract. Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

Contractual obligations

Pursuant to a series of agreements between affiliates of Transamerica Corporation and Long Term Care Group (LTCG), an independent third party administrator, Transamerica transferred to LTCG the administration and claims management of its long term care insurance business line, enabling Transamerica to accelerate the enhancement of its digital capabilities and modernize its long term care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to LTCG. These fees represent compensation for administering Transamerica’s long term care product line including policyholder service, claims processing and care management. The agreement also contains a termination clause in which case Transamerica – subject to certain limitations – agrees to compensate LTCG, on a specified schedule, for early termination.

Affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (‘TCS’) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The collaboration enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. Over the course of the multi-year contract, Transamerica will pay more than USD 2 billion to TCS. These fees represent compensation for administering Transamerica’s over 10 million policies and are driven by both new business and policies already in force. In addition, this commitment includes remaining transition and conversion charges of approximately USD 49 million (period 2021-2022) as well as administrative, IT and finance service fees which are contingent on TCS meeting specified milestones in the underlying agreement with Transamerica. The agreement also contains a termination clause in which case Transamerica – subject to certain limitations – agrees to compensate TCS, on a specified schedule, for early termination.

In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd (Atos) to service and administer its Existing Business (non-Platform customers). The agreement is a 15-year contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end 2020, outstanding transition and conversion charges are estimated to amount to approximately GBP 21 million, which are expected to be recorded over the next two years, with fixed payments to Atos defined in the agreement and subject to completion of milestones which have been agreed with Aegon UK.

On October 31, 2017, Aegon the Netherlands sold its shares in Unirobe Meeùs Groep (UMG) for EUR 295 million to Aon Groep Nederland. Under the share purchase agreement between Aegon Nederland and the buyer, Aegon the Netherlands indemnifies and holds the buyer and its group (including UMG) harmless for and against any damage suffered or incurred which is the result of the Unit Linked Insurances Claims until 2027 with respect to Unit Linked Policies in the portfolio of UMG prior to January 1, 2017. The aggregate liability for Aegon the Netherlands is maximized at an amount equal to the purchase price.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 45 302

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2020, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 1,618 million (2019: EUR 2,249 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries were cancelled in 2020 (2019: EUR 10 million);

◆	Due and punctual payment of payables under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2020, were cancelled in 2020 (2019: EUR 1,666 million);

◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 993 million (2019: EUR 1,449 million); and

◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2020.

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

Insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups in the jurisdictions in which Aegon does business, including the United States, the Netherlands, Poland and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; transparency and adequacy of product disclosures including regarding initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance.

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

Customers of certain Aegon products bear significant investment risks with respect to those products, which are affected by fluctuations in equity markets as well as interest rate movements. When investment returns disappoint, are volatile or change due to changes in the market or other relevant conditions, customers may threaten or bring litigation against Aegon. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements including payments or changes to business practices even if Aegon believes the underlying claims are without merit.

The existence of potential claims may remain unknown for long periods of time after the events giving rise to such claims. Determining the likelihood of exposure to Aegon and the extent of any such exposure may not be possible for long periods of time after Aegon becomes aware of such potential claims. Litigation exposure may develop over long periods of time; once litigation is initiated, it may be protracted and subject to multiple levels of appeal, which can lead to significant costs of defense, adverse publicity and other constraints.

In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under claims of bad faith, which can result in tort, punitive and/or statutory damages. Damages alleged may not be quantifiable or supportable, or may have no relationship to economic losses or final awards. As a result, Aegon cannot predict the effect of litigation, investigations or other actions on its business.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 45 303

Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon’s businesses, results of operations, cash flows and financial position.

Proceedings in which Aegon is involved

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has agreed to settle two such class actions that had been venued in the US District Court for the Central District of California. The settlement in the first case, approved in January 2019,arose from increases implemented in 2015-2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represent approximately 43% of the value of the settlement fund. The individual opt-out cases and disputes are ongoing. Resolution of this class action ended a number of other related cases, including other federal and state class actions. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on September 16, 2020. Opt-outs in this case represent less than 7% of the value of the settlement fund. On October 15, 2020, two opt-out policyholders whose objections to the settlement were overruled by the trial court filed an appeal. The appeal has delayed implementation of the settlement. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. In the only individual case against Aegon’s subsidiary to reach trial (in 2017), a jury found that a 2013 increase to a certain group of policies was improper. The jury verdict was affirmed on appeal, which ended the case. At this time it is impracticable for Aegon to quantify a range or maximum liability or the timing of the financial impact, if any, of the remaining MDR increase related litigation, as the potential financial impacts are dependent both on the outcomes of court proceedings and future developments in financial markets and mortality. If decided adversely to Aegon, these claims could have a material adverse effect on Aegon’s business, results of operations, and financial position.

Unclaimed property administrators and state insurance regulators performed examinations and multi-state examinations of the life insurance industry in the United States, including certain of Aegon’s subsidiaries. Aegon subsidiaries, like other major US insurers, entered into resolutions with state treasurers and insurance regulators regarding unclaimed property and claims settlement practices. As of December 2020, there remained a provision of USD 6 million for unclaimed property obligations, which is management’s best estimate of the still-outstanding exposure. The final amount may vary based on subsequent regulatory review.

Aegon’s US-based subsidiaries may face employment-related lawsuits from time to time. For example, several US-based Aegon subsidiaries have been named in a class action alleging that the business model for a part of the business inappropriately characterizes distributors as independent contractors instead of employees. Depending on the outcome, these lawsuits, along with similar claims against other companies and regulatory action could result in significant settlements or judgments, and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the Aegon US business.

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

In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. Aegon faces a significant number of these cases. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. As of 2020, a provision of EUR 10 million remains, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.

In the Netherlands, unit linked products (‘beleggingsverzekeringen’) have been controversial and the target of litigation since at least 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. Aegon also decided to reduce

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 46 304

future policy costs for the large majority of its unit-linked portfolio. Some of the unit linked products are still involved in ongoing litigation. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made previously. In June 2017 (and revised in December 2017), the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force. Most of the claims of Vereniging Woekerpolis. nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. The Court of Appeal has stayed the proceedings and indicated to decide on March 30, 2021 on the continuation of the proceedings. Aegon expects the claims and litigation on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that these matters, in the aggregate, will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

Securities leasing products (‘aandelenlease producten’) have also been the subject of litigation in the Netherlands. Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In 2016, the Dutch Supreme Court ruled on a case involving a securities leasing product sold by one of Aegon’s competitors. It decided that the financial institution was liable if a broker (‘remisier’) that advised on the sale of the institution’s products was not properly licensed. In July 2016, consumer interest group Stichting Platform Aandelenlease filed a claim against Aegon Bank regarding securities leasing product Sprintplan. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. In February 2020, the Court of Appeal rejected all claims filed by Platform Aandelenlease against Aegon Bank. This ruling has become final.

In the Netherlands, Aegon is also involved in claims for compensation and the cancellation or nullification of contracts concerning the Vliegwiel product, a variation on securities leasing products. Currently, proceedings are pending before the Dutch courts and the Financial Services Complaints Authority (‘Klachteninstituut Financiële Dienstverlening’), with numerous cases having been initiated by Leaseproces B.V. In December 2020 Aegon reached an agreement on a settlement with Leaseproces B.V. for those customers with Vliegwiel and Sprintplan products who are represented by Leaseproces B.V. The settlement is subject to conditions precedent and further operational details have yet to be agreed. Execution of the settlement is expected in 2021. Aegon has taken a provision for the settlement. However, the outcome of the settlement and any (potential) legal proceedings in relation to Vliegwiel and Sprintplan products is uncertain, and therefore Aegon is unable to estimate a potential maximum liability at this time. There can be no assurances that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 46 305

46.1 Transferred financial assets that have not been derecognized in their entirety

The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2020
			Financial assets at fair value
	Available-for-sale financial assets			through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	64	3,068	11	153
Carrying amount of associated liabilities	71	3,166	14	-

	2019
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	144	3,127	20	161
Carrying amount of associated liabilities	155	3,304	21	4

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

46.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement

Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirety as per year-end 2020 and as per year-end 2019.

46.3 Assets accepted

Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions. Non-cash collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2020	2019

Carrying amount of transferred financial assets	2,320	2,734
Fair value of cash collateral received	2,053	2,146
Fair value of non-cash collateral received	393	780
Net exposure	(126)	(192)

Non-cash collateral that can be sold or repledged in the absence of default	236	618
Non-cash collateral that has been sold or transferred	-	-

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 46 306

Reverse repurchase agreements	2020	2019

Cash paid for reverse repurchase agreements	1,180	4,980
Fair value of non-cash collateral received	1,199	5,003
Net exposure	(19)	(23)

Non-cash collateral that can be sold or repledged in the absence of default	869	4,640
Non-cash collateral that has been sold or transferred	-	-

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

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2020	2019

General account (contingent) liabilities	2,832	2,664
Collateral pledged	4,090	3,726
Net exposure	(1,258)	(1,061)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2020	2019

Cash received on repurchase agreements	962	719
Collateral pledged (transferred financial assets)	975	718
Net exposure	(13)	-

As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 4.4 billion (2019: EUR 5.5 billion) has been pledged as security for notes issued (refer to note 37 Borrowings). In addition, the notes of SAECURE 17 and SAECURE 19 are held intercompany and are eliminated against the notes issued by the special purpose entity (SPE) in the consolidation process. Per December 31, 2020, as part of SAECURE 17, EUR 575 million has been posted as collateral with respect to the longevity reinsurance contract with Canada Life Reinsurance (2019: EUR 510 million).The notes from SAECURE 19 are European Central Bank eligible retained notes and therefore generated increased liquidity capacity. Additionally, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2.3 billion (2019: EUR 2.4 billion).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 47 307

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

Financial assets subject	Gross	Gross amounts of	Net amounts of	Related amounts not set off in the
to offsetting,	amounts of	recognized financial	financial assets	statements of financial position
enforceable master	recognized	liabilities set off in	presented in the		Cash collateral
netting arrangements	financial	the statement of	statement of	Financial	received (excluding	Net
and similar agreements	assets	financial position	financial position	instruments	surplus collateral)	amount
2020
Derivatives	14,030	-	14,030	8,778	5,224	27
At December 31	14,030	-	14,030	8,778	5,224	27

2019
Derivatives	11,220	-	11,220	8,261	2,837	122
At December 31	11,220	-	11,220	8,261	2,837	122

Financial liabilities	Gross	Gross amounts of	Net amounts of	Related amounts not set off in the
subject to offsetting,	amounts of	recognized financial	financial liabilities	statements of financial position
enforceable master	recognized	assets set off in the	presented in the		Cash collateral
netting arrangements	financial	statement of	statement of	Financial	pledged (excluding	Net
and similar agreements	liabilities	financial position	financial position	instruments	surplus collateral)	amount

2020
Derivatives	9,633	-	9,633	9,436	170	28
At December 31	9,633	-	9,633	9,436	170	28

2019
Derivatives	8,556	-	8,556	8,433	43	80
At December 31	8,556	-	8,556	8,433	43	80

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2020 and 2019.

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

48 Business combinations

Acquisitions

2020

On July 30, 2020, Aegon announced the completion of the expansion of its partnership with Santander in Spain. This follows the agreement signed on July 3, 2018 between Aegon and Banco Santander to expand their life and non-life insurance partnership, following Banco Santander’s acquisition of Banco Popular. Aegon’s insurance joint ventures with Banco Santander in Spain completed the acquisition of the in force term life policies previously sold through Banco Popular branches as well as the right to write new term life and selected lines of non-life policies through the former Banco Popular branches now owned by Banco Santander. The transaction was closed following satisfaction of all closing conditions, including the termination of existing alliances of Banco Popular. For its 51% stake in the expansion of the joint venture with Banco Santander, Aegon paid an upfront amount of EUR 187 million – lower than the EUR 215 million communicated in July 2018 mainly due to the results of the in-force portfolio which accrued to Santander till closing. Furthermore, the previously agreed contingent payment of up to EUR 75 million is due in 2024, subject to the performance of the partnership.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 48 308

2019

There were no significant acquisitions in 2019.

2018

On July 1, 2018, the legal transfer of the BlackRock Life Limited’s Defined Contribution and investment platform business to Scottish Equitable plc., a subsidiary of Aegon NV, was completed following the approval of the High Court on June 21, 2018, in accordance with Part VII of the Financial Services and Markets Act 2000.

On July 3, 2018, Aegon agreed to expand its joint venture arrangement with Banco Santander in Spain and will pay an upfront consideration of EUR 215 million and an additional amount of up to EUR 75 million to be paid after 5 years, depending on the performance of the partnership. The consideration will be funded from Cash Capital at Holding. The final terms (including closing and date of payment) of the transaction are subject to due diligence, regulatory approval, several other conditions and to the process of terminating the existing alliances of Banco Popular.

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

Divestments/Disposals

2020

On November 29, 2020, Aegon agreed to sell its insurance, pension and asset management business in Hungary, Poland, Romania and Turkey for EUR 830 million to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). This will result in an increase in IFRS equity of EUR 505 million, of which EUR 362 million is recognized as a book gain based on the balance sheet position on June 30, 2020, excluding transaction costs. The transaction is subject to regulatory and antitrust approvals customary for transactions of this nature and is expected to close in the course of 2021.

On October 9, 2020, Aegon announced the sale of Stonebridge, a UK-based provider of accident insurance products. The net proceeds of approximately GBP 60 million (EUR 65 million) consist of the purchase price and dividends related to the transaction, and exclude a contingent consideration of up to GBP 10 million. The proceeds are equal to one times Stonebridge’s Solvency II Own Funds at year-end 2019. The sale was completed on February 28, 2021 and had no material impact on Aegon’s capital position and results.

On January 29, 2020, Aegon completed the sale of its 50% stake in the variable annuity joint ventures in Japan. The sale was announced on May 17, 2019. The total cash proceeds are EUR 153 million (JPY 18.75 billion). The divestment had no material impact on Aegon’s capital position and led to an IFRS gain of EUR 53 million. This divestment had no material impact on underlying earnings before tax going forward.

2019

On January 8, 2019, Aegon completed the sale of its businesses in Czech Republic and Slovakia. The businesses consisted mainly of unit linked life insurance coverage, term life products and pension reserves. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 70 million, which were reflected in other income. As a consequence of the transaction, annual income before tax and underlying earnings before tax decreased. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million.

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

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 49 309

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

Aegon entered into a series of agreements under which it disposed of its Hungarian mortgage business, captured in a separate legal entity. The sale was completed in October 2018, and the result on the sale was not material. This divestment has no material impact on underlying earnings before tax going forward.

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

Americas

◆	Transamerica Corporation, Wilmington, Delaware (United States);

◆	Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States);

◆	Transamerica Financial Life Insurance Company, Harrison, New York (United States);

◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States).

The Netherlands

◆	Aegon Bank N.V., The Hague;

◆	Aegon Cappital B.V., Groningen;

◆	Aegon Hypotheken B.V., The Hague;

◆	Aegon Levensverzekering N.V., The Hague;

◆	Aegon Schadeverzekering N.V., The Hague;

◆	Aegon Spaarkas N.V., The Hague;

◆	Nedasco B.V., Amersfoort;

◆	Robidus Groep B.V., Zaandam;

◆	TKP Pensioen B.V., Groningen.

United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;

◆	Aegon Investments Ltd., London;

◆	Scottish Equitable plc, Edinburgh;

◆	Cofunds Limited, London.

International

◆	Aegon Magyarország Általános Biztosító Zártkörûen Mûködõ Részvénytársaság, Budapest (Aegon Hungary Composite Insurance Co.);

◆	Aegon Towarzystwo Ubezpieczeñ na Życie Spótka Akcyjna, Warsaw (Aegon Poland Life);

◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.);

◆	Aegon Emeklilik ve Hayat A.Ş., Istanbul (Aegon Turkey);

◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.);

◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain);

◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda).

Asset Management

◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States);

◆	Aegon USA Realty Advisors, LLC, Des Moines (United States);

◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands);

◆	Aegon Investment Management B.V, The Hague (The Netherlands);

◆	Aegon Asset Management UK plc, Edinburgh (United Kingdom);

◆	Aegon Magyarország Befektetési Alapkezelõ Zártkörûen Mûködõ Részvénytársaság (Aegon Hungary Asset Management Company ZrtA), Budapest (Hungary).

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 50 310

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

◆	AMVEST Vastgoed, Utrecht (50%);
◆	AMVEST Living & Care Fund, Amsterdam (50%);
◆	AMVEST Development Fund, Amsterdam (50%).

International

◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain) (50%);
◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%);
◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%);
◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%);
◆	Aegon Life Insurance Co. ltd (India) (49%).

Asset Management

◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China) (49%).

Refer to note 25 Investments in joint ventures and associates for further details on these investments.

Investments in associates

The principal investments in associates are listed by geographical segment.

Americas

◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (50%).

The Netherlands

◆	AMVEST Residential Core Fund, Amsterdam (29%).

Asset Management

◆	La Banque Postale Asset Management, Paris (France) (25%).

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

None of the transaction listed hereunder qualify as a Material Transaction, i.e. a transaction entered into by the Company where the information regarding the transaction on its own or taken together with other transactions entered into in the course of the same financial year with the same party, constitutes inside information as defined in article 7 of the MAR.

On December 11, 2020 Aegon N.V. repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 50 311

transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.

On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 15, 2020, in connection with the Long Term Incentive Plans for senior management.

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

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

Remuneration of members of the Supervisory Board, Executive Board and Key Management

The following table includes the expenses for remuneration, with amounts reflective of time spent on the Board.

Remuneration expenses

	2020	2019	2018
Supervisory Board	0.9	1.0	1.0
Executive Board	5.9	5.8	6.3
Key Management	24.5	26.4	21.5
In fixed compensation	14.0	14.5	9.4
In cash based variable compensation	3.3	3.6	3.6
In share based variable compensation	2.9	3.2	3.3
In pension contributions	3.2	3.9	4.3
In other benefits	1.2	1.2	0.9

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

Interests in Aegon N.V. held by active members of the Executive Board

Shares held in Aegon at December 31, 2020 by Mr. Friese amount to 36,001 (2019: N/A) and by Mr. Rider to 78,164 (2019: 42,972). The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for either Mr. Friese or Mr. Rider.

Aegon Annual Report on Form 20-F 2020

Notes to the consolidated financial statements Note 51 312

Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2020	2019

Ben J. Noteboom	23,500	23,500
Ben van der Veer	-	1,450
Dona D. Young	13,260	13,260
Total	36,760	38,210

Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for the members of the Supervisory Board.

51 Events after the reporting period

On February 28, 2021, Aegon successfully completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million, consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction will not have a material impact on Aegon’s capital position and results.

The Hague, the Netherlands, March 17, 2021

Supervisory Board	Executive Board

William L. Connelly	Lard Friese
Mark A. Ellman	Matthew J. Rider
Ben J. Noteboom
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann-Kool
Dona D. Young

Aegon Annual Report on Form 20-F 2020

Financial statements of Aegon N.V. 313

Financial statements of Aegon N.V.
314	Income statement of Aegon N.V.
315	Statement of financial position of Aegon N.V.

Notes to the financial statements of Aegon N.V.
316	1 General information
316	2 Significant accounting policies
317	3 Investment income
317	4 Results from financial transactions
317	5 Commissions and expenses
317	6 Interest charges and related fees
318	7 Income tax
318	8 Shares in group companies
318	9 Loans to group companies
318	11 Receivables
319	12 Other current assets
319	13 Share capital
320	14 Shareholders’ equity
323	15 Other equity instruments
324	16 Subordinated borrowings
324	17 Long-term borrowings
325	18 Current liabilities
325	19 Commitments and contingencies
325	20 Number of employees
325	21 Auditor’s remuneration
325	22 Events after the reporting period
326	23 Proposal for profit appropriation

Other information
327	Profit appropriation
328	Major shareholders

Other financial information
331	Schedule I
332	Schedule II
334	Schedule III
336	Schedule IV
337	Schedule V

338	Auditor’s report on the Annual Report on Form 20-F

Aegon Annual Report on Form 20-F 2020

Financial statements of Aegon N.V. 314

Income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	Note	2020	2019 1)
Income
Investment Income	3	10	47
Total revenues		10	47
Results from financial transactions	4	2	(15)
Total income		12	32

Charges
Commissions and expenses	5	71	74
Interest charges and related fees	6	126	139
Total charges		197	213
Income before tax		(185)	(181)
Income Tax	7	39	40
Income after tax		(146)	(141)
Net income/(loss) group companies	8	-	1,376
Net income / (loss)		(146)	1,235

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2 Significant accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Financial statements of Aegon N.V. 315

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	Note	2020	2019 1)
Non-current assets
Financial fixed assets
Shares in group companies	8	24,846	25,037
Loans to group companies	9	1,392	1,337
Other non-current assets	10	148	-
		26,386	26,374

Current assets
Receivables
Receivables from group companies	11	56	112
Other receivables	11	100	175
Other current assets	12	198	124
Accrued interest and rent		9	13
		363	424

Cash and cash equivalents
Cash and cash equivalents		887	1,032
Total assets		27,636	27,830

Shareholders’ equity
Share capital	13	320	323
Paid-in surplus	14	7,160	7,213
Revaluation account	14	7,491	6,120
Legal reserves – foreign currency translation reserve	14	(601)	426
Legal reserves in respect of group companies	14	1,710	1,703
Retained earnings, including treasury shares	14	8,617	7,218
Remeasurement of defined benefit plans of group companies	14	(2,534)	(2,397)
Net income / (loss)	14	(146)	1,235
		22,018	21,842

Other equity instruments	15	2,569	2,571
Total equity		24,586	24,413

Non-current liabilities
Subordinated borrowings	16	1,345	1,403
Long-term borrowings	17	1,218	1,257
		2,563	2,660

Current liabilities	18
Loans from group companies		6	6
Payables to group companies		44	484
Other current liabilities		406	236
Accruals and deferred income		30	31
		486	757
Total liabilities		3,049	3,417

Total equity and liabilities		27,636	27,830

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2 Significant accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 1 316

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

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide (2019: over 23,000).

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

Impact of the voluntary change in accounting policy effective in 2020 on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

Impact of voluntary changes in accounting policies on the income statement	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)
Net income/(loss) group companies	8	1,379	(3)	1,376
Impact on net income		1,239	(3)	1,235

[1]	As reported in Aegon’s 2019 Annual report on Form 20-F dated March 18, 2020.

Impact of voluntary changes in accounting policies on the statement of financial position	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)
Assets

Shares in group companies	8	25,045	(8)	25,037

Equity and liabilities
Shareholders’ equity	14	21,850	(8)	21,842

[1]	As reported in Aegon’s 2019 Annual report on Form 20-F dated March 18, 2020.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 3 317

Impact of voluntary changes in accounting policies on the statement of changes in equity	Note	December 31, 2019 (as previously reported) 1)	Change in accounting policy related to Reinsurance Accounting	December 31, 2019 (restated)

Share capital	13	323	-	323
Paid-in surplus	14	7,213	-	7,213
Revaluation account	14	6,116	5	6,120
Legal reserves – foreign currency translation reserve	14	426	-	426
Legal reserves in respect of group companies	14	1,703	-	1,703
Retained earnings, including treasury shares	14	7,227	(9)	7,218
Remeasurement of defined benefit plans of group companies	14	(2,397)	-	(2,397)
Net income / (loss)	14	1,239	(3)	1,235
Shareholders’ equity		21,850	(8)	21,842

[1]	As reported in Aegon’s 2019 Annual report on Form 20-F dated March 18, 2020.

3 Investment income

	2020	2019
Interest income from intercompany loans	16	51
Interest income from derivatives	(6)	(4)
Total	10	47

4 Results from financial transactions

	2020	2019
Net fair value change of derivatives	(2)	(22)
Net foreign currency gains and (losses)	4	3
Net fair value change on borrowings and other financial liabilities	-	4
Total	2	(15)

Net fair value change of derivatives mostly comprises of Fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

5 Commissions and expenses

	2020	2019
Employee expenses	86	88
Administration expenses	58	77
Cost sharing to group companies	(72)	(91)
Total	71	74

6 Interest charges and related fees

	2020	2019
Subordinated borrowings	67	80
Borrowings	50	57
Other	8	2
Total	126	139

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 7 318

7 Income tax

	2020	2019
Current Tax
Current Tax	39	40
Income tax for the period (income) / charge	39	40

Reconciliation between standard and effective tax
Income before tax	(185)	(181)
Tax on income on Dutch corporate income tax rate	46	45

Differences due to the effect of:
Non deductible expenses	(7)	(6)
Total	39	40

8 Shares in group companies

	2020	2019
At January 1	25,037	22,099
Restated opening balance 1)	-	(10)
At January 1 (restated)	25,037	22,089
Capital contributions and acquisitions	96	231
Divestments and capital repayments	-	(6)
Dividend received	(735)	(872)
Net income / (loss) for the financial year	-	1,376
Revaluations	448	2,219
At December 31	24,846	25,037

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2 Significant accounting policies for details about this change.

For a list of names and locations of the most important group companies, refer to note 49 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The  Hague.

9 Loans to group companies

	2020	2019
At January 1	1,337	2,487
Additions / (repayments)	110	(1,194)
Other changes	(56)	45
At December 31	1,392	1,337

Current	788	957
Non-current	604	380

The other changes in Loans to group companies mainly relate to currency exchange rate fluctuations.

10 Non-current assets

Other non-current assets in 2020 included a deferred tax asset of EUR 148 million.

11 Receivables

Receivables from group companies and other receivables have a maturity of less than one year.

Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal unit are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.

Other receivables in 2019 included an income tax receivable of EUR 134 million.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 12 319

12 Other current assets

Other current assets include derivatives with positive fair values of EUR 196 million (2019: EUR 120 million).

13 Share capital

Issued and outstanding capital	2020	2019
Common shares	252	253
Common shares B	69	70
Total share capital	320	323

Common shares	2020	2019
Authorized share capital	720	720
Number of authorized shares (in million)	6,000	6,000
Par value in cents per share	12	12

Common shares B	2020	2019
Authorized share capital	360	360
Number of authorized shares (in million)	3,000	3,000
Par value in cents per share	12	12

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

For detailed information on the transactions between Aegon N.V. and Vereniging Aegon refer to note 50 Related party transactions in the consolidated financial statements of the Group.

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2019	2,095,648	251	585,022	70
Dividend	9,491	1	-	-
At December 31, 2019	2,105,139	253	585,022	70
Shares withdrawn	(9,491)	(1)	(13,227)	(2)
Dividend	2,466	-	-	-
At December 31, 2020	2,098,114	252	571,795	69

The following table shows the weighted average number of common shares and common shares B:

	Weighted average number	Weighted average number
	of common shares (thousands)	of common shares B (thousands)
2019	2,098,326	585,022
2020	2,101,749	579,312

The shares repurchased by Aegon N.V. during the share-buy-back programs to undo the dilution caused by the distribution of dividend in stock, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 14 320

Long-term incentive plans

For detailed information on the Long Term Incentive Plans refer to note 14 Commissions and expenses to the consolidated financial statements of the Group.

Board remuneration

Detailed information on remuneration of active and retired members of the Executive Board including their share plans, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 50 Related party transactions to the consolidated financial statements of the Group and in the remuneration report on page 66.

14 Shareholders’ equity

	Share capital	Paid-in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net income/ (loss)	Total
At January 1, 20201)	323	7,213	6,120	426	1,703	7,499	(2,397)	(281)	1,235	21,842
Net income 2019 retained	-	-	-	-	-	1,235	-	-	(1,235)	-
Net income 2020	-	-	-	-	-	-	-	-	(146)	(146)
Total net income / (loss)	-	-	-	-	-	1,235	-	-	(1,382)	(146)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-		(1,027)	-	-	83	-	-	(945)
Changes in revaluation in subsidiaries	-	-	1,589	-	-	-	-	-	-	1,589
Changes in revaluation reserve real estate held for own use	-	-	18	-	-					18
Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(220)	-	-	(220)
Changes and transfer to legal reserve	-	-	(235)	-	6	245	-	-	-	17
Other	-	-	-	-	-	2	-	-	-	2
Other comprehensive income / (loss)	-	-	1,371	(1,027)	6	247	(137)	-	-	460

Shares issued	-	-	-	-	-	-	-	-	-	-
Shares withdrawn	(3)	-	-	-	-	(42)	-	45	-	-
Dividends paid on common shares	-	(54)	-	-	-	(64)	-	-	-	(118)
Dividend withholding tax reduction	-	-	-	-	-	1	-	-	-	1
Issuance and purchase of treasury shares	-	-	-	-	-	(52)	-	55	-	3
Coupons on perpetual securities	-	-	-	-	-	(38)	-	-	-	(38)
Incentive plans	-	-	-	-	-	10	-	-	-	10
At December 31, 2020	320	7,160	7,491	(601)	1,710	8,798	(2,534)	(181)	(146)	22,018

[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2 Significant accounting policies for details about this change.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 14 321

	Share capital	Paid-in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net income/ (loss)	Total
At January 1, 2019 (as previously stated)	322	7,486	3,540	130	1,326	7,872	(1,850)	(337)	710	19,200
Mandatory change in accounting policy 1)	-	-	-	-	-	(44)	-			(44)
Voluntary change in accounting policy 2)	-	-	(1)	-	-	(6)	-	-	(3)	(10)
At January 1, 2019 (restated)	322	7,486	3,539	130	1,326	7,822	(1,850)	(337)	706	19,146

Net income 2018 retained	-	-	-	-	-	706	-	-	(706)	-
Net income 2019	-	-	-	-	-	-	-	-	1,235	1,235
Total net income / (loss)	-	-	-	-	-	706	-	-	528	1,235

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-		296	-	-	(25)	-	-	271
Changes in revaluation subsidiaries	-	-	2,465	-	-	-	-	-	-	2,465
Changes in revaluation reserve real estate held for own use	-	-	(28)	-	-	25				(3)
Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(522)	-	-	(522)
Changes and transfer to legal reserve	-	-	143	-	377	(509)	-	-	-	11
Other	-	-	-	-	-	15	-	-	-	15
Other comprehensive income / (loss)	-	-	2,582	296	377	(469)	(547)	-	-	2,240

Shares issued	1	-	-	-	-	-	-	-	-	1
Dividends paid on common shares	-	(273)	-	-	-	(309)	-	-	-	(583)
Issuance and purchase of treasury shares	-	-	-	-	-	(86)	-	56	-	(30)
Issuance and redemption of other equity instruments	-	-	-	-	-	(81)	-	-	-	(81)
Coupons on perpetual securities	-	-	-	-	-	(88)	-	-	-	(88)
Incentive plans	-	-	-	-	-	2	-	-	-	2
At December 31, 2019	323	7,213	6,120	426	1,703	7,499	(2,397)	(281)	1,235	21,842

[1]	Mandatory change in accounting policy in 2019 mainly due to impact of adopting IFRS 16 on Leases. A modified retrospective approach was applied and therefore prior periods were not restated.
[2]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2 Significant accounting policies for details about this change.

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consisted of EUR 7,988 million (2019: EUR 6,443 million) of items with positive revaluation and of EUR 496 million (2019: EUR 323 million) of items with negative revaluation.

The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 14 322

Certain of Aegon’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict Aegon in its ability to pay dividends in the future.

On the reporting date, Aegon N.V. and its subsidiaries held 53,747,701 (2019: 66,583,671) of its own common shares and 12,884,400 (2019: 25,309,920) own common shares B with a par value of EUR 0.12 each.

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2020		2019
	Number of shares		Number of shares
	(thousands)	Amount	(thousands)	Amount
At January 1	65,540	269	61,418	326

Transactions in 2020:
Sale: transactions, average price EUR 4.52	(4,445)	(20)
Shares witdrawn: 1 transaction, average price EUR 4.52	(9,491)	(43)
Sale: 1 transaction, average price EUR 4.13	(22,947)	(95)
Purchase: 1 transaction, average price EUR 2.46	24,029	59

Transactions in 2019:
Sale: transactions, average price EUR 5.10			(3,657)	(19)
Sale: 1 transaction, average price EUR 5.25			(32,874)	(173)
Purchase: 1 transaction, average price EUR 4.52			32,874	149
Sale: 1 transaction, average price EUR 5.16			(35,370)	(183)
Purchase: 1 transaction, average price EUR 3.89			43,150	168
At December 31	52,686	171	65,540	269

Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2020		2019
	Number of shares		Number of shares
	(thousands)	Amount	(thousands)	Amount
At January 1	25,310	3	13,856	2

Transactions in 2020:
Sale: 1 transaction, average price EUR 0.13	(2,154)	-
Shares withdrawn: 1 transaction, average price EUR 0.13	(13,227)	(2)
Purchase: 1 transaction, average price EUR 0.08	2,956	-

Transactions in 2019:
Sale: 1 transaction, average price EUR 0.12			(1,774)	-
Purchase: 1 transaction, average price EUR 0.10			13,227	1
At December 31	12,884	1	25,310	3

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2020		2019
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Common shares
Held by Aegon N.V.	52,686	171	65,540	269
Held by subsidiaries	1,062	9	1,043	9
Common shares B
Held by Aegon N.V.	12,884	1	25,310	3
At December 31	66,632	181	91,893	281

The consideration for the related shares is deducted from or added to the retained earnings.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 15 323

15 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Long Term Incentive Plans 1)	Total
At January 1, 2020	500	1,564	454	53	2,571
Shares granted	-	-	-	22	22
Shares vested	-	-	-	(25)	(25)
At December 31, 2020	500	1,564	454	50	2,569

At January 1, 2019	-	2,808	454	58	3,320
Shares granted	-	-	-	21	21
Shares vested	-	-	-	(26)	(26)
Securities issued	500	-	-	-	500
Securities redeemed	-	(1,244)	-	-	(1,244)
At December 31, 2019	500	1,564	454	53	2,571

[1]	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2020	2019
EUR 500 million	5.625%1)	Semi-annually, April 15	2029	500	500
At December 31				500	500

[1]	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.

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

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2020	2019
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	2021	212	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2021	402	402
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2021	950	950
At December 31				1,564	1,564

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

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 16 324

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2020	2019
EUR 203 million	4.260% 1), 4)	Annually, March 4	2021	203	203
EUR 114 million	1.506% 2), 4)	Annually, June 8	2025	114	114
EUR 136 million	1.425% 3), 4)	Annually, October 14	2028	136	136
At December 31				454	454

[1]

The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021. Per March 4, 2021 the coupon has been reset to 0.496%.

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

These bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral.

Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

16 Subordinated borrowings

Fixed to floating subordinated notes	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2020	2019
EUR 700 million	4%1)	Annually, April 25	2014/44	2024	698	697
USD 800 million	5.5%2)	Semi-annually, April 11	2018/48	2028	648	707
At December 31					1,345	1,403

Fair value of subordinated borrowings					1,517	1,560

[1]	The coupon is fixed at 4% until the first call date and floating therefafter with a 3 months Euribor plus a margin of 335bps.
[2]	The coupon is fixed at 5.5% until the first call date and floating thereafter with a 6 month USD LIBOR plus a margin of 3.539%.

These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.

17 Long-term borrowings

	2020	2019
Remaining terms less than 1 year	-	-
Remaining terms 1 - 5 years	498	497
Remaining terms 5 - 10 years	-	-
Remaining terms over 10 years	720	760
At December 31	1,218	1,257

Fair value of long-term borrowings	1,766	1,728

The repayment periods of borrowings vary from 3 years up to 18 years. The interest rates vary from 1.000% to 6.625% per annum.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 18 325

18 Current liabilities

Loans from and payables to group companies have a maturity of less than one year. Other current liabilities includes derivatives with negative fair values of EUR 250 million (2019: EUR 165 million).

19 Commitments and contingencies

Aegon N.V. has guaranteed and is severally liable for the following:

◆	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2020, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 1,618 million (2019: EUR 2,249 million); as of that date no amounts had been drawn, or were due under these facilities. Other letter of credit arrangements for subsidiaries were cancelled in 2020 (2019: EUR 10 million);
◆	Due and punctual payment of payables due under letter of credit agreements or guarantees provided for subsidiaries of Transamerica Corporation at December 31, 2020 were cancelled in 2020 (2019: EUR 1,666 million);
◆	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 993 million (2019: EUR 1,449 million); and
◆	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2020.

20 Number of employees

There were no employees employed by Aegon N.V. in 2020 (2019: nil).

21 Auditor’s remuneration

	Total remuneration of the group		Of which PricewaterhouseCoopers Accountants N.V. (NL)
	2020	2019	2020	2019
Audit fees	34	32	9	9
Audit-related fees	5	6	2	1
Total	40	38	11	11

22 Events after the reporting period

On February 28, 2021, Aegon successfully completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million, consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction will not have a material impact on Aegon’s capital position and results.

Aegon Annual Report on Form 20-F 2020

Notes to the financial statements of Aegon N.V. Note 23 326

23 Proposal for profit appropriation

At the Annual General Meeting of Shareholders currently scheduled for June 3, 2021, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend for 2020 of EUR 0.06 per common share and EUR 0.0015 per common share B. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on June 7, 2021, for the shares listed on the New York Stock Exchange and on June 7, 2021, for shares listed on Euronext. The record date for the dividend will be June 8, 2021. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from June 14, 2021 up to and including June 30, 2020. The dividend will be payable as of July 7, 2021.

In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 30, 2021 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 24, 2021 up to and including June 30, 2021.

	2020	2019
Final dividend on common shares	124	329
Earnings to be retained	-	906
To be deducted from retained earnings	(269)	-
Net income attributable to owners of Aegon N.V.	(146)	1,235

The Hague, the Netherlands, March 17, 2021

Supervisory Board	Executive Board

William L. Connelly	Lard Friese
Mark A. Ellman	Matthew J. Rider
Ben J. Noteboom
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann-Kool
Dona D. Young

Aegon Annual Report on Form 20-F 2020

Other information Profit appropriation 327

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

Aegon Annual Report on Form 20-F 2020

Other information Major shareholders 328

Major shareholders

General

As of December 31, 2020, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,098,114,300 common shares and 571,795,040 common shares B issued. Of the issued common shares, 291,145,638 common shares and 558,910,640 common shares B were held by Vereniging Aegon and 1,061,820 common shares were held by Aegon’s subsidiaries.

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

As of December 31, 2020, 254 million common shares were held in the form of New York Registry shares. As of December 31, 2020, there were approximately 13,232 record holders of Aegon’s New York Registry shares resident in the United States.

Vereniging Aegon

Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into Aegon N.V.. Vereniging AGO initially received approximately 49% of the common shares and all of the preferred shares in Aegon, giving it voting majority in Aegon. At that time, Vereniging AGO changed its name to Vereniging Aegon.

The purpose of the Association is a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies. Influences that threaten the continuity, independence or identity of Aegon, in conflict with the aforementioned interests will be resisted as much as possible.

In accordance with the 1983 Amended Merger Agreement, Vereniging Aegon had certain option rights on preferred shares to prevent dilution of voting power as a result of share issuances by Aegon. This enabled Vereniging Aegon to maintain voting control at the General Meeting of Shareholders of Aegon. In September 2002, Aegon effected a capital restructuring whereby Vereniging Aegon’s ownership interest in Aegon’s common shares decreased from approximately 37% to approximately 12% and its aggregate ownership interest in Aegon’s voting shares decreased from approximately 52% to approximately 33%.

In May 2003, Aegon’s shareholders approved certain changes to Aegon’s corporate governance structure, introducing a second class of preferred shares. Both classes of preferred shares had a nominal value of EUR 0.25 each. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon and Vereniging Aegon also entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a ‘Special Cause’, as defined below. At that time Aegon and Vereniging Aegon amended the option arrangements under the 1983 Amended Merger Agreement so that, in the event of an issuance of shares by Aegon, Vereniging Aegon could purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, to a maximum of 33%.

On February 15, 2013, Aegon and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was subject to the approval of the General Meeting of Shareholders of Aegon. This approval was granted at the Annual General Meeting of Shareholders on May 15, 2013.

The simplified capital structure entailed, but was not limited, to the conversion of all outstanding preferred shares A and B, with a nominal value of EUR 0.25 each, into a mix of common shares and common shares B, with a nominal value of EUR 0.12 each. The financial rights attached to a common share B were determined at 1/40th of the financial rights attached to a common share.

The simplified capital structure also entailed the amendment of the Voting Rights Agreement between Aegon and Vereniging Aegon, known as the Preferred Shares Voting Agreement before May 2013. As a matter of Dutch corporate law, the shares of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that

Aegon Annual Report on Form 20-F 2020

Other information Major shareholders 329

under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon, a tender offer for Aegon shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months.

The simplified capital structure also included an amendment to the 1983 Amended Merger Agreement between Aegon and Vereniging Aegon. Following this 2013 amendment, Vereniging Aegon’s call option relates to common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

On May 18, 2018, Vereniging Aegon exercised its options rights to purchase in aggregate 1,489,200 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 18, 2018, in connection with the Long Term Incentive Plans for senior management.

On May 17, 2019, Vereniging Aegon exercised its options rights to purchase in aggregate 1,773,680 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 17, 2019, in connection with the Long Term Incentive Plans for senior management.

On December 23, 2019, Aegon repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon in October 2019 to neutralize the dilutive effect of the distribution of interim dividend 2019 in stock.

On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 15, 2020, in connection with the Long Term Incentive Plans for senior management.

On December 14, 2020, Aegon repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon in October 2020 to neutralize the dilutive effect of the distribution of interim dividend 2020 in stock.

Development of shareholding in Aegon

Accordingly, at December 31, 2020, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 14.82%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.

At December 31, 2020, the General Meeting of Members of Vereniging Aegon consisted of seventeen members. The majority of the voting rights is with the fifteen members who are not employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon The other two members are from the Executive Board of Aegon.

Vereniging Aegon has an Executive Committee consisting of seven members, two of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are also member of the Executive Board of Aegon. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires

Aegon Annual Report on Form 20-F 2020

Other information Major shareholders 330

a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon, in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon. Furthermore, the two members of the Executive Board of Aegon, who are also members of the Executive Committee, have no voting rights on several decisions that relate to Aegon, as set out in the Articles of Association of Vereniging Aegon.

Other major shareholders

In this section below where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC the terms ‘capital issued’ and ‘votes’ are used as defined in the Wet op het Financieel Toezicht.

To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, BlackRock, Inc., EuroPacific Growth Capital Fund, Capital Research and Management Company and FMR LLC hold a capital or voting interest in Aegon of 3% or more.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at February 26, 2021, Dodge & Cox International Stock Fund stated to hold 80,049,394 common shares, representing 3.0 of the issued capital as at December 31, 2020.

On February 11, 2021, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 222,733,093 common shares, representing 8.6% of the issued and outstanding capital as at December 31, 2020, and has voting rights for 217,431,134 shares, representing 8.3% of the votes as at December 31, 2020.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at January 27, 2021, EuroPacific Growth Capital Fund stated to hold 80,347,053 common shares, representing 3.0% of the issued capital as at December 31, 2020.

Based on its last filing with the Dutch Autoriteit Financiële Markten as at January 6, 2021, Capital Research and Management Company stated to hold 80,078,440 common shares, representing 3.0% of the issued capital as at December 31, 2020.

Based on its filing with the Dutch Autoriteit Financiële Markten as at June 10, 2015, FMR LLC, a US based investment management firm, stated to hold 81,510,408 shares, representing 3.0% of the issued capital as at December 31, 2020.

Based on its filing with the Dutch Autoriteit Financiële Markten as at February 9, 2021, BlackRock, Inc. stated to hold 129,522,983 shares, representing 4.8% of the issued capital as at December 31, 2020 and 158,656,993 voting rights, representing 5.9% of the issued capital as at December 31, 2020.

On January 28, 2021, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 164,131,698 common shares, representing 6.3% of the issued and outstanding capital as at December 31, 2020, and has voting rights for 145,558,389 shares, representing 5.6% of the votes as at December 31, 2020.

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule I 331

Other financial information

Schedules to the financial statements

Index to schedules

Schedule I—Summary of Investments other than Investments in Related Parties as at December 31, 2020
Schedule II—Condensed Financial Information of Registrant (Parent Company Only)
Schedule II—Statement of Financial Position as of December 31, 2020 and 2019
Schedule II—Income Statement (Loss) for the years ended December 31, 2020, 2019 and 2018
Schedule II—Condensed Cash Flow Statement for the years ended December 31, 2020, 2019 and 2018
Schedule II—Dividends from and Capital Contributions to Business Units for the years ended December 31, 2020, 2019 and 2018
Schedule III—Supplementary Insurance Information for the years ended December 31, 2020, 2019 and 2018
Schedule IV—Reinsurance for the years ended December 31, 2020, 2019 and 2018
Schedule V—Valuation and Qualifying Accounts for the years ended December 31, 2020, 2019 and 2018

Schedule I

Summary of investments other than investments in related parties

As at December 31, 2020

Amounts in EUR million	Cost1)	Fair value	Book value
Shares:
Available-for-sale	291	345	345
Fair value through profit or loss	1,679	1,634	1,634

Bonds:
Available-for-sale and held-to-maturity:
US government	8,336	10,935	10,935
Dutch government	4,769	6,505	6,505
Other government	9,085	12,736	12,736
Mortgage backed	5,678	6,092	6,092
Asset backed	3,980	4,121	4,121
Corporate	45,986	53,292	53,292
Money market investments	4,559	4,558	4,558
Other	1,032	996	996
Subtotal	83,426	99,235	99,235

Bonds:
Fair value through profit or loss	5,606	5,669	5,669

Other investments at fair value through profit or loss	2,332	2,754	2,754

Mortgages	38,244	43,258	38,244
Private loans	4,358	5,280	4,358
Deposits with financial institutions	92	92	92
Policy loans	1,801	1,801	1,801
Other	25	25	25
Subtotal	44,519	50,456	44,519

Real estate:
Investments in real estate	-	2,385	2,385
Total	137,852	162,478	156,541

1	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule II 332

Schedule II

Condensed financial information of registrant

Statement of financial position of Aegon N.V.

As at December 31

Before profit appropriation, amounts in EUR million	2020	2019[1]
Non-current assets
Financial fixed assets
Shares in group companies	24,846	25,037
Loans to group companies	1,392	1,337
Other non-current assets	148	-
	26,386	26,374

Current assets
Receivables
Receivables from group companies	56	112
Other receivables	100	175
Other current assets	198	124
Accrued interest and rent	9	13
	363	424
Cash and cash equivalents
Cash and cash equivalents	887	1,032
Total assets	27,636	27,830

Shareholders’ equity
Share capital	320	323
Paid-in surplus	7,160	7,213
Revaluation account	7,491	6,120
Legal reserves – foreign currency translation reserve	(601)	426
Legal reserves in respect of group companies	1,710	1,703
Retained earnings, including treasury shares	8,617	7,218
Remeasurement of defined benefit plans of group companies	(2,534)	(2,397)
Net income / (loss)	(146)	1,235
	22,018	21,842
Other equity instruments	2,569	2,571
Total equity	24,586	24,413

Non-current liabilities
Subordinated borrowings	1,345	1,403
Long-term borrowings	1,218	1,257
	2,563	2,660
Current liabilities
Loans from group companies	6	6
Payables to group companies	44	484
Other current liabilities	406	236
Accruals and deferred income	30	31
	486	757
Total liabilities	3,049	3,417

Total equity and liabilities	27,636	27,830
[1]

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. Refer to note 2 Significant accounting policies of the financial statements of Aegon N.V. for details about this change.

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule II 333

Condensed income statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2020	2019	2018
Net income / (loss) group companies	-	1,376	828
Other income / (loss)	(146)	(141)	(122)
Net income / (loss)	(146)	1,235	706

Condensed cash flow statement of Aegon N.V.

For the year ended December 31

Amounts in EUR million	2020	2019	2018
Income / (loss) before tax	185	1,196	705
Adjustments	330	(1,526)	(288)
Net cash flows from operating activities	(515)	(330)	418
Dividends and capital repayments of subsidiaries, associates and joint ventures	606	647	824
Other	(1)	(1)	(1)
Net cash flows from investing activities	605	646	822
Issuance of perpetuals	-	496	-
Issuance of treasury shares	-	1	-
Purchase of treasury shares	(59)	(318)	(248)
Issuance and repurchase of borrowings	(58)	1,074	294
Repayment of perpetuals	-	(1,343)	(200)
Repayment of non-cumulative subordinated note	-	-	(443)
Dividends paid	(63)	(309)	(328)
Coupons on perpetual securities	(55)	(112)	(136)
Coupons on non-cumulative subordinated notes	-	-	(14)
Net cash flows from financing activities	(235)	(512)	(1,076)

Net increase / (decrease) in cash and cash equivalents	(146)	(196)	165

Five-year schedule of maturities of debt

As at December 31

	2020		2019
Amounts in EUR million	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings
Remaining terms less than 1 year	-	-	-	-
Remaining terms 1 - 2 years	-	-	-	-
Remaining terms 2 - 3 years	-	498	-	-
Remaining terms 3 - 4 years	-	-	-	497
Remaining terms 4 - 5 years	-	-	-	-
Remaining terms longer than 5 years	1,345	720	1,403	760
At December 31	1,345	1,218	1,403	1,257

Remittances from and capital contributions to business units

Aegon received EUR 0.8 billion of remittances from its business units during 2020 from the Americas, the Netherlands, United Kingdom, International, and Asset Management. Aegon spent EUR 0.2 billion on capital contributions, mainly on International.

Aegon received EUR 1.2 billion of remittances from its business units during 2019 from the Americas, United Kingdom, International and asset management. Aegon spent EUR 0.4 billion on capital contributions, mainly on International and the Netherlands.

Aegon received EUR 1.4 billion of remittances from its business units during 2018, mainly from Americas, the Netherlands, United Kingdom, International and Asset Management. Aegon spent EUR 0.1 billion on capital contributions.

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule III 334

Schedule III

Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in EUR million	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2020
Americas	7,181	174,167	5,897	1,858	8,326
The Netherlands	136	70,915	50	1,026	1,994
United Kingdom	789	95,788	20	5	4,858
International	289	9,245	150	112	919
Holding and other activities	-	-	-	-	1
Eliminations 1)	-	(1,488)	-	-	-
Total	8,395	348,627	6,117	3,001	16,099

2019
Americas	8,589	179,972	5,770	2,117	8,515
The Netherlands	360	67,382	56	944	2,123
United Kingdom	878	94,570	18	5	6,309
International	536	10,023	156	122	1,188
Holding and other activities	-	16	1	-	3
Eliminations 1)	-	(1,655)	-	-	-
Total	10,363	350,307	6,002	3,188	18,138

2018
Americas	8,814	166,054	5,125	2,100	8,403
The Netherlands	66	60,046	62	934	1,987
United Kingdom	859	76,255	16	5	7,539
International	744	10,169	136	118	1,385
Holding and other activities	-	12	2	-	2
Eliminations 1)	-	(1,648)	-	-	-
Total	10,483	310,889	5,341	3,158	19,316

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

Deferred policy acquisition costs also include deferred costs of reinsurance.

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule III 335

Column A	Column G	Column H	Column I	Column J	Column K
Segment Amounts in EUR million	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2020
Americas	2,984	7,171	547	3,127	5,930
The Netherlands	2,083	3,244	-	837	1,931
United Kingdom	1,795	6,278	102	529	4,670
International	307	810	105	350	860
Asset Management	-	-	-	382	-
Holding and other activities	4	7	-	185	5
Eliminations 1)	(24)	(5)	-	(180)	-
Total	7,149	17,505	753	5,230	13,396

2019
Americas	3,166	8,484	583	3,181	6,360
The Netherlands	2,224	3,416	3	880	2,090
United Kingdom	1,830	7,722	100	607	6,120
International	325	834	68	376	1,122
Asset Management	-	-	-	388	-
Holding and other activities	-	5	-	153	12
Eliminations 1)	(15)	(3)	-	(187)	-
Total	7,531	20,459	754	5,399	15,704

2018
Americas	3,121	7,767	722	3,219	6,069
The Netherlands	2,265	3,547	20	792	1,960
United Kingdom	1,346	9,221	101	604	7,299
International	301	795	71	404	1,315
Asset Management	-	-	-	371	-
Holding and other activities	6	6	-	127	10
Eliminations 1)	(4)	(5)	-	(206)	-
Total	7,035	21,331	913	5,311	16,653

[1]

Comparative figures have been reclassified. The intercompany eliminations have been removed from the individual reporting units and included in a separate line as ‘Eliminations’. This reclassification is not considered material as there is no effect on consolidated group figures.

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule IV 336

Schedule IV

Reinsurance

Amounts in EUR million	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2020
Life insurance in force	895,593	599,091	408,201	704,703	58%

Premiums
Life insurance	12,619	2,541	1,310	11,387	12%
Non-life insurance	2,165	162	5	2,008	0%
Total premiums	14,784	2,703	1,315	13,396	10%

For the year ended December 31, 2019
Life insurance in force	955,451	699,005	480,723	737,170	65%

Premiums
Life insurance	14,524	2,276	1,402	13,650	10%
Non-life insurance	2,199	158	13	2,055	1%
Total premiums	16,723	2,434	1,415	15,704	9%

For the year ended December 31, 2018
Life insurance in force	874,423	708,242	512,735	678,915	76%

Premiums
Life insurance	15,526	2,500	1,443	14,470	10%
Non-life insurance	2,330	163	16	2,183	1%
Total premiums	17,856	2,663	1,459	16,653	9%

Aegon Annual Report on Form 20-F 2020

Other financial information Schedule V 337

Schedule V

Valuation and qualifying accounts

Amounts in EUR million	2020	2019	2018
Balance at January 1	199	179	213
Addition charged to earnings	154	72	35
Amounts written off and other changes	(70)	(53)	(70)
Currency translation	(7)	-	1
Balance at December 31	276	199	179

The provisions can be analyzed as follows:
Mortgages	6	6	19
Other loans	182	159	118
Receivables	88	34	41
Total	276	199	179

Aegon Annual Report on Form 20-F 2020

Auditor’s report on the Annual Report on Form 20-F	338

Auditor’s report on the Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of Aegon N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Aegon N.V. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2020, including the related notes and schedules to the financial statements of summary of investments other than investments in related parties as of December 31, 2020, of condensed financial information of Aegon N.V. as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, of supplementary insurance information for the years ended December 31, 2020, 2019 and 2018, of reinsurance for the years ended December 31, 2020, 2019 and 2018, and of valuation and qualifying accounts for the years ended December 31, 2020, 2019 and 2018 appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Aegon Annual Report on Form 20-F 2020

Auditor’s report on the Annual Report on Form 20-F	339

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

Valuation of certain assets and liabilities arising from insurance contracts

As described in Notes 3, 27, 29, 34, and 44 to the consolidated financial statements, the Company recorded deferred policy acquisition costs (DPAC) of EUR 8.3 billion included in the deferred expenses line item, value of business acquired (VOBA) of EUR 0.8 billion included in the intangible assets line item, insurance contracts of EUR 122.1 billion and embedded derivatives in insurance contracts of EUR 4.9 billion included in the derivatives liability line item as of December 31, 2020 (collectively, ‘certain assets and liabilities arising from insurance contracts’). Management’s estimation of the valuation of certain assets and liabilities arising from insurance contracts, taking into account the impact of the COVID-19 pandemic, is developed using complex valuation models and significant assumptions, including mortality, morbidity, future expenses, surrender, lapse, utilization rates and, for embedded derivatives, own credit spread. In addition, Aegon the Netherlands adjusts the outcome of the liability adequacy test (LAT) for the difference between the fair value and the book value of mortgage loans, which are valued using significant assumptions, including prepayment and lapse assumptions.

The principal considerations for our determination that performing procedures relating to the valuation of certain assets and liabilities arising from insurance contracts is a critical audit matter are (i) there was significant judgment by management when determining these assumptions, which in turn led to a high degree of auditor judgment and subjectivity in evaluating the audit evidence relating to the valuation of certain assets and liabilities arising from insurance contracts; (ii) significant audit effort was necessary in evaluating the audit evidence relating to the models and the aforementioned significant assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of certain assets and liabilities arising from insurance contracts and the valuation of mortgage loans, including controls over the development of significant assumptions. These procedures also included, among others, testing the completeness and accuracy of key data underlying the development of the aforementioned significant assumptions, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the valuation of certain assets and liabilities arising from insurance contracts, which included (i) evaluating the appropriateness of the models used in the valuation of certain assets and liabilities arising from insurance contracts, and (ii) evaluating the reasonableness of the aforementioned significant assumptions, taking into account the impact of the COVID-19 pandemic. Professionals with specialized skills and knowledge were used to assist in evaluating the reasonableness of management’s estimate of the valuation of mortgage loans by developing an independent range of prices and comparing management’s estimate to the independently developed ranges. Developing the independent estimate involved utilizing a range of available market inputs and assumptions and testing the completeness and accuracy of data provided by management.

Aegon Annual Report on Form 20-F 2020

Auditor’s report on the Annual Report on Form 20-F	340

Valuation of certain Level 3 investments

As described in Notes 3 and 44 to the consolidated financial statements, the Company recorded investments of EUR 156.5 billion as of December 31, 2020, of which EUR 3.1 billion were categorized as Level 3 debt securities and investments in real estate in the valuation hierarchy. Management’s estimation of the valuation of Level 3 debt securities and investments in real estate is developed using quotes from third-party brokers, internal cash flow modelling techniques and external appraisals that use significant unobservable inputs, including discount and capitalization rates, default rate and liquidity assumptions, issue specific credit adjustments and indicative quotes from market makers.

The principal considerations for our determination that performing procedures relating to the valuation of certain Level 3 investments is a critical audit matter are (i) there was significant judgment by management in determining the fair value of Level 3 debt securities and investments in real estate as the valuation uses significant unobservable inputs, which in turn led to a high degree of auditor judgment and subjectivity in performing the procedures relating to the estimate; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

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

Impairments of Assets

As described in Notes 2.16, 15, 29 to the consolidated financial statements, the Company recorded impairment charges / (reversals) of EUR 391 million for the year ended December 31, 2020, of which EUR 291 million related to impairment charges on financial assets, EUR 29 million related to impairment reversals on financial assets, and EUR 128 million related to impairment charges and reversals on non-financial assets and receivables. Management’s process over impairment losses for debt securities and loans involves calculating the recoverable amount, which is often based on a discounted cash flow model. Management’s process over impairment losses for available for sale equity securities is based on a significant or prolonged decline in fair value below initial costs, however there is also a qualitative assessment based on whether management believes there have been significant changes with an adverse effect to the environment the equity securities operate, which is more subjective and subject to higher estimation uncertainty. Management’s process over impairment of goodwill and intangible assets involves calculating the recoverable value of the asset, which is often based on a discounted cash flow model and the use of significant assumptions such as growth rate and the discount rate.

The principal considerations for our determination that performing procedures relating to impairment of assets is a critical audit matter are (i) there was significant judgment by management in determining the impairment charges for numerous asset classes which are material to the financial statements (ii) the calculation of these impairment charges involves assumptions many of which have high estimation uncertainty and subjectivity, which in turn led to a high degree of auditor judgment and subjectivity in performing the procedures over the impairment charges (iii) the audit effort over testing the impairment charges over the majority of these asset classes involved the use of professionals with specialized skill and knowledge in performing procedures and evaluating the audit evidence obtained.

Aegon Annual Report on Form 20-F 2020

Auditor’s report on the Annual Report on Form 20-F	341

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment testing on financial and non-financial assets, including controls over the development of models and significant inputs, as well as management’s determination and approval of assumptions and methodologies used in calculations and controls over data integrity. For impairment charges of debt securities and loans, these procedures included, among others, substantively testing whether there was objective evidence of credit events that occurred after the initial recognition of the asset that had a negative impact on the estimated future cash flows, taking into account the impacts of the COVID-19 pandemic. For impairment charges of available for sale equity investments, these procedures included, among others, substantively evaluating whether there were significant or prolonged declines in fair value below initial cost, which require an impairment that cannot be reversed, as well as testing the reasonability of management’s qualitative analysis. For impairment charges of goodwill and intangible assets, these procedures included, among others, substantive testing procedures over management’s impairment analysis on goodwill and testing management’s assumptions, such as the growth rate and discount rate.

/s/ G.J. Heuvelink RA

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

March 17, 2021

We have served as the Company’s auditor since 2014.

Aegon Annual Report on Form 20-F 2020

342

Additional information

343	Overview of Americas

351	Overview of the Netherlands

357	Overview of United Kingdom

362	Overview of International

368	Overview of Aegon Asset Management

370	Risk factors Aegon N.V.

393	Compliance with regulations

394	Property, plant and equipment

394	Employees and labor relations

395	Dividend policy

395	The offer and listing

396	Memorandum and Articles of Association

398	Material contracts

398	Exchange controls

399	Taxation

403	Principal accountant fees and services

404	Purchases of equity securities by the issuer and affiliated purchasers

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	343

Overview of Americas

Aegon Americas operates primarily under the Transamerica brand in the United States and has operations in Brazil and Canada.

Aegon in the US

Transamerica is one of the leading life insurance companies in the United States, and the largest of Aegon’s operating units worldwide. Transamerica employs approximately 7,300 people, and its businesses in the United States serve customers in all fifty states, the District of Columbia, and Puerto Rico. Most Aegon companies in the United States operate under the Transamerica brand, which stands for the pursuit of financial and physical well-being: Wealth + Health. The primary offices are in Cedar Rapids, Iowa; Denver, Colorado; and Baltimore, Maryland. There are additional offices located throughout the United States.

Through its subsidiaries and affiliated companies, Transamerica provides a wide range of life insurance, long-term care (LTC) insurance and voluntary benefits (including supplemental health insurance), retirement plans, recordkeeping and advisory services, annuities, mutual funds and other long-term savings and investment products.

Transamerica employs a variety of distribution models to help customers access its products and services. These include working through third-party financial professionals, retail producers and agents, and Transamerica registered investment advisors.

Aegon in Brazil

Aegon has a 50% interest in Mongeral Aegon Seguros e Previdência S.A. (Mongeral Aegon Group), Brazil’s third largest independent (i.e. non-bank affiliated) life insurer1. To further capture growth prospects in Brazil, Mongeral Aegon Group and Bancoob (Banco Cooperativo do Brasil) have established Sicoob Seguradora de Vida e Previdência, a company dedicated to providing life insurance and pension products within the Sicoob system. Sicoob is Brazil’s largest cooperative financial system2, with over 4.6 million associates and over 2,700 points of sale. Mongeral Aegon Group has approximately 700 employees.

Organizational structure

Aegon USA

Transamerica Corporation is the holding company for Aegon’s US operations, and all US business is conducted through its various subsidiaries. The use of the term ‘Aegon USA’ throughout this business overview refers to the operating subsidiaries and joint venture(s) in the United States and Brazil, collectively or individually, through which Aegon conducts business, except those United States operations further described in the Overview of Aegon Asset Management. Aegon USA entities collectively have operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam.

Following the October 1, 2020 merger of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company, Aegon USA’s primary insurance subsidiaries are:

◆	Transamerica Life Insurance Company; and

◆	Transamerica Financial Life Insurance Company.

Aegon USA aims to meet customers’ needs and to create a consistent, positive experience for customers, business partners and employees. Aegon USA is structured in such a way as to provide relevant customer solutions that are easy to understand and that address the full range of customers’ financial protection and savings needs at every stage of life. Moreover, Aegon USA’s structure enables it to leverage Transamerica’s brand strength, expertise, and capabilities to fulfill Aegon’s purpose of helping people achieve a lifetime of financial security.

Aegon USA is organized into two business divisions, Workplace Solutions, and Individual Solutions, that operate through one or more of Aegon USA’s affiliated companies. Workplace Solutions offers retirement plan recordkeeping, advisory services, employee benefits (life insurance and supplemental health insurance), group annuities, collective investment trusts, health savings and flexible savings accounts, individual retirement accounts and stable value solutions. Individual Solutions offers annuities, mutual funds, supplemental health insurance, and life and LTC insurance. Aegon USA offers these product lines, described in greater detail below, through several distribution and sales channels.

[1]	SUSEP, http://www2.susep.gov.br/menuestatistica/SES/principal.aspx. Webpage visited October 8, 2020.
[2]	SICOOB, https://www.sicoob.com.br/web/sicoob/o-sicoob. Webpage visited October 8, 2020.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	344

On December 10, 2020, Aegon announced strategic organizational changes beginning in 2021. Aegon USA is designated as a core market, with its businesses organized into Financial Assets and Strategic Assets. Brazil is designated as a growth market.

Several Aegon USA product lines are considered Financial Assets and will be closed for new sales. These are traditional, interest rate-sensitive living benefits and death benefits, currently available with variable annuities (VA), standalone individual LTC, and fixed indexed annuities. Aegon USA will cease new sales of standalone products in the first quarter of 2021.

Strategic Assets are where Aegon USA is positioned for a greater potential for an attractive return on capital and growth. In Workplace Solutions, Aegon USA will continue to operate in the large market for retirement plans and enhance its focus on small to mid-size organizations and on employee benefits, stable value solutions and Transamerica Advice Center (TAC) businesses. Workplace Solutions will also continue to provide value-added services, such as Managed Advice® and its proprietary investment solutions. In Individual Solutions, Aegon USA will focus on select life and investment products, including the sale of term life insurance, final expense whole life insurance, and indexed universal life insurance, and select mutual funds and individual retirement products, like accumulation VAs with limited interest rate sensitivity.

Overview of sales and distribution channels

Aegon USA offers its products and services through affiliated and non-affiliated distributors to meet customer needs and provides guidance to Aegon USA customers. Workplace Solutions supports individuals primarily through their employers as customers, Individual Solutions supports individual customers and investors.

Workplace Solutions

Through Workplace Solutions, Aegon USA distributes its products and services through independent financial advisors, benefits consultants, and insurance agents as well as through an affiliated team of experienced registered representatives, investment advisor representatives, and licensed insurance agents.

Individual Solutions

Wholesale distribution

Through its Individual Solutions business line, Aegon USA offers annuities, investments (mutual funds and exchange traded funds (ETFs)), life insurance and LTC insurance products through agreements with independent broker-dealers, banks, wirehouses, independent financial planners, and independent insurance producers. Annuity and investment products are also offered through institutions, including large broker-dealer research and advisory platforms, and registered investment advisors.

Additionally, Aegon USA offers protection products through third-party distribution outlets known as brokerage general agents, direct marketers, and independent marketing organizations. These products are predominantly non-registered products sold through independent insurance producers. This channel offers life insurance (term life, universal life, index universal life, and whole life insurance), LTC insurance and supplemental health products and services through approximately 51,000 independent brokerage distributors and financial institutions. Effective October 2020, Aegon USA no longer sells Medicare Supplement products and services in this channel.

Retail distribution

Aegon USA’s retail affiliate distribution group, Transamerica Financial Network (TFN), provides advice and guidance to individuals to meet their protection and investment needs. TFN consists of World Financial Group Insurance Agency (WFGIA), Transamerica Agency Network (TAN) and Transamerica Financial Advisors, Inc. (TFA). TFN, through licensed agents and registered representatives/ investment advisor representatives, offers insurance, annuities, mutual funds, retirement plans and advisory account solutions. There are approximately 48,000 independent insurance agents associated with WFGIA in the United States and its affiliated insurance agency operating in Canada. There are approximately 1,800 insurance agents associated with TAN. TAN provides the same life and health products as the wholesale channel, with a focus on middle and emerging affluent markets. The TAN agent field is comprised of both employees and independent producers. Approximately 3,000 WFGIA and TAN agents are associated with TFA as registered representatives, of whom approximately 1,200 are registered as investment advisor representatives.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	345

Overview of product lines

Life

Aegon USA offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Life products include term life (TL), universal life (UL), variable universal life (VUL), index universal life (IUL), and whole life insurance (WL).

Term life insurance

TL insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions are available on term insurance.

Universal life insurance

UL insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called ‘monthly deductions’. Any changes in the monthly deduction rate reflect Aegon USA’s current expectations with respect to future policy performance. At any time, the policy owner can see the maximum monthly deduction rate that can be charged. Some versions of this product have ‘secondary guarantees.’ These maintain life insurance coverage when cash value is insufficient, as long as the customer pays a specified minimum premium.

Variable universal life insurance

VUL insurance is permanent life insurance that offers both a death benefit and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policyholder within contract limits. Coverage amounts may change as well. The investment feature usually includes ‘sub-accounts,’ which provide exposure to investments, such as stocks and bonds. This exposure increases cash value return potential, but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy. Aegon USA did not actively market VUL insurance in 2020 but may do so in the future.

Index universal life insurance

IUL insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an alternative to traditional UL - for which interest is credited at a fixed rate - and VUL, in which the cash value is directly exposed to the market fluctuations. LTC riders and other living benefit riders are available.

Whole life insurance

WL insurance provides permanent death benefit protection, provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Final Expense WL provides coverage for funeral and burial related costs.

Accident & Health

Aegon USA offers supplemental health insurance and LTC insurance.

Supplemental health insurance

Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare Supplement, retiree medical, dental, vision, and supplemental medical expense indemnity. Disability and vision are third-party products.

A number of these products provide policyholders with lump sums or specified payments if these policyholders are hospitalized, injured, or diagnosed with a critical illness. Others pay benefits for specific medical expenses and treatments, or cover deductibles, co-payments and co-insurance amounts not covered by other health insurance.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	346

Long-term care insurance

LTC insurance products are a category of health insurance and provide benefits to policyholders that require qualified LTC services when they are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC. Aegon USA’s LTC product is offered as a rider to certain life insurance products and as a standalone product. Aegon USA has made the decision to stop new sales of these products and intends to cease such sales in the first quarter of 2021.

Mutual Funds and ETFs

Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments, and other securities. Aegon USA offers mutual funds that are focused on several different asset classes, including US equity, global/international equity, fixed income, money markets and alternative investments, as well as asset allocation and target-date funds with combined equity and fixed income strategies. Aegon USA mutual funds utilize the portfolio management expertise of asset managers across the industry in a sub-advised platform, using managers both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.

ETFs are a pooled investment vehicle for individual and institutional investors that combine some of the features of a mutual fund with the flexibility of allowing investors to trade throughout the day on an exchange. Aegon USA offers a suite of managed-risk passive ETFs that seek to track the S&P Managed Risk 2.0 Indices marketed under the name DeltaShares. This Managed Risk strategy is applied to US Large Cap, Mid Cap, Small Cap, International Developed Equity and Emerging Market Equity Indices.

Variable Annuities

VAs allow the policyholder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Additional insurance guarantees, which are offered through riders, can be added to VAs, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection. Aegon USA will cease new sales of traditional VAs with interest rate-sensitive living and death benefit riders in the first quarter of 2021.

Fixed Annuities

Fixed annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Aegon USA has de-emphasized traditional fixed deferred annuities and is only marketing new sales through the Transamerica Advice Center (TAC). The traditional fixed deferred annuity book is, according to plan, continuing to reduce over time. Aegon USA historically offered a fixed-index annuity that may credit interest based, in part, on the percentage change in the value of the selected index account option(s) at the start and end of the crediting period. A fixed account option was also available. Additional guarantees, which were offered through riders, can be added to fixed-index annuities, including GLBs. Aegon USA will cease new sales of fixed indexed annuities in the first quarter of 2021.

Retirement Plans and IRAs

Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, non-qualified deferred compensation, and multiple employer plans (MEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.

Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments. Aegon USA also works closely with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top-ten defined contribution record-keeper in the United States based on number of plan participants1.

Plan sponsors have access to a wide array of investment options. Depending on the product chosen by the plan sponsor, unrestricted access to all publicly available investments can be offered. Certain smaller plans have access to hundreds of investment choices from more than 40 investment advisory companies.

[1]	PLANSPONSOR, July 15, 2020, https://www.plansponsor.com/research/2020-recordkeeping-survey/?pagesec=8#Top%20Recordkeepers. Webpage visited December 2, 2020.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	347

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

Stable Value Solutions

Aegon USA’s Stable Value Solutions business offers synthetic guaranteed investment contracts (GICs) primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans and college savings plans. A synthetic GIC ‘wrapper’ is offered around fixed income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants.

Brazil

Aegon’s business in Brazil consists of a 50% interest in Mongeral Aegon Seguros e Previdência S.A., a Brazilian independent life insurer. Mongeral Aegon Group’s activities include a life insurance and pension company, an asset management company, a multi-sponsored pension fund, a liabilities management company for pension funds, and a longevity institute. Mongeral Aegon Group and Bancoob (Banco Cooperativo do Brasil) own Sicoob Seguradora de Vida e Previdência (Sicoob), a life insurance and pensions company that provides life insurance and pension products via the Sicoob system. The joint venture distributes products through Sicoob. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. Sicoob represents a key distribution channel for Mongeral Aegon Group, which already serves over 4 million customers nationwide through over 4,000 brokers.

Mexico

Beginning in 2017, Akaan Transamerica, Aegon’s joint venture in Mexico, offered a wide variety of mutual funds and investment solutions. In 2019, Aegon USA made the strategic decision to wind down this joint venture as the business had not performed according to expectations. The wind down of the joint venture was completed in 2020.

Run-off businesses

Run-off businesses include results related to the run-off of the remaining institutional spread-based business, structured settlements blocks of business, the life reinsurance business and the bank-owned and corporate-owned life insurance (BOLI/COLI) business in the United States. The size of these remaining blocks is small and in 2021 this segment, along with all other business, will be included as part of the main lines of business in underlying earnings. Please refer to Note 5 Segment Information for further information on Aegon USA’s run-off businesses.

Competition

The US marketplace is highly competitive. Aegon USA’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds.

In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, and AIG. Mutual of Omaha is the primary competitor for sales of individual LTC insurance through the brokerage channel. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.

Aegon USA’s primary competitors in the VA market are Jackson National, Prudential Financial, Lincoln National, AIG, Nationwide, and Equitable.

The largest competitors in the mutual fund market include Vanguard, Fidelity, American Funds, T. Rowe Price, J.P. Morgan, and BlackRock.

In the defined contribution plan administration market, Aegon USA’s largest competitors (based on assets under administration) are Fidelity, Empower, Principal Financial, TIAA, Voya, Vanguard, Alight, and BofA Securities. Aegon USA’s largest competitors in the defined benefit segment are Alight, Willis Towers Watson, Conduent, Fidelity, Aon, Mercer, and Milliman.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	348

In the market for synthetic GICs, Aegon USA’s Stable Value Solutions business, the largest competitors are Prudential Financial, MetLife, Voya, and Pacific Life.

Regulation and supervision

Aegon USA’s insurance companies and the business they conduct in the United States are regulated primarily at the state level, as supervised by various state insurance regulators. Some activities, products and services are also subject to federal regulation.

State insurance regulation

The Aegon USA insurance companies are licensed as insurers and are regulated in each US state and jurisdiction in which they conduct insurance business. The extent of such regulation varies but has a shared purpose in terms of the protection of policy and contract holders. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of market conduct and financial solvency regulation.

Aegon USA’s largest insurance company is domiciled in the State of Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over it. This regulation includes implementation and enforcement of standards of solvency, adequacy of reserves and capital, and reinsurance. The state of Iowa is Aegon USA’s designated lead state, giving Iowa a coordinating role in the collective supervision of Aegon USA’s insurance entities.

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

State regulators have the authority to impose a variety of corrective measures, including revoking licenses, for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), a non-regulatory industry association that works to achieve uniformity and efficiency of insurance regulation across the United States and US territories.

U.S. state regulators have recently updated certain prudential requirements. The solvency framework for variable annuities was updated to better reflect risks and hedging activities. Aegon USA adopted the new framework in 2019 for most legal entities and in 2020 for a legal entity domiciled in New York. Aegon USA is also subject to principle-based reserving requirements for life insurance, which were implemented for a block of term insurance in 2017 (during the three year transition period) and for all new business on January 1, 2020.

Emerging state issues that may impact Aegon USA include a project by the NAIC to develop macroprudential measures and NAIC projects to update capital charges for asset default risk, mortality risk and longevity risk that could impact required capital. The NAIC is also finalizing a group capital measure that could be applied, at the discretion of the Iowa Insurance Division, to Aegon USA’s insurance operations.

In 2017, the NAIC approved amendments to the Life and Health Insurance Guaranty Association Model Act. Among other things, the amendments (where adopted) bring health maintenance organizations (HMO) into the life and health guaranty association system and adjust guaranty fund assessments for future LTC-related insolvencies so that 50% of such assessments will come from life/annuity accounts, with the other 50% from the combined health/HMO accounts. These amendments must be adopted into law in each state before becoming effective in each such state. To date, approximately 20 states have adopted the amended model.

In February 2020, the NAIC approved an extensive update to its long-standing Suitability in Annuity Transactions Model Regulation. The result is a revised, consumer-focused set of standards and practices that elevate consumers’ best interests as the core component of all annuity recommendations and sales. Currently, Iowa and Arizona have passed the revised Suitability in Annuity Transactions Model Regulation effective January 1, 2021.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	349

Federal regulation of financial services and health insurance

Although the insurance business is primarily regulated at the state level, many federal laws and initiatives impact the insurance sector in such areas as the regulation of financial services, derivatives, retirement plans, securities products, health care, taxes, information security and privacy. Regulation of financial services has increased as a result of the Dodd-Frank Act, which also created the Federal Insurance Office (FIO) and the Office of Financial Research (OFR). The FIO is authorized to review the insurance market in the United States and report to Congress, and the OFR conducts research into financial services, including insurance, in support of such oversight. In addition, the FIO is authorized to establish US insurance policy in international matters.

The Federal Reserve Board also has supervision of systemically important insurers and insurers that own a federally insured bank or thrift (Savings & Loan Associations). Aegon USA is not currently subject to supervision by the Federal Reserve Board.

Information security and privacy regulation

Aegon USA’s businesses are regulated with respect to information security, data breach response, privacy, and data use at both the federal and state levels. At the federal level, various Aegon USA companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, Departments of Insurance and Financial Services typically administer a series of privacy and information security laws and regulations that impact several Aegon USA businesses. Following a series of high profile data breaches and data exploitation events at various companies that attracted substantial media attention, numerous US regulators and legislators are currently proposing or have already passed additional legal requirements with respect to information security and privacy. These include but are not limited to the California Consumer Protection Act and the New York Department of Financial Services Cybersecurity Rule. Additional laws and regulations with respect to these topics are also anticipated to be promulgated and to go into effect in the coming years.

Securities regulation

Several Aegon USA subsidiaries are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission (SEC) and aspects of states’ securities and other laws. Variable insurance policies, certain annuity contracts and registered investment companies (mutual funds) offered by Aegon USA are subject to regulation under the federal securities laws administered by the SEC and aspects of states’ securities laws. Certain separate accounts of Aegon USA insurers that offer variable life insurance and certain annuities, and interests under these annuity and insurance policies are registered and subject to SEC regulation. The distribution and sale of variable products, mutual funds, and other securities by affiliate and non-affiliate broker-dealers are regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). A number of Aegon USA companies are also registered as investment advisors and subject to SEC regulation or operate under registrations or exemptions from registration as commodity pool operators or Commodities Trading Advisors, regulated by the Commodities Futures Trading Commission and the National Futures Association.

Aegon USA also owns or manages other investment vehicles that are exempt from registration but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

On June 30, 2020, the SEC’s Regulation Best Interest (Regulation BI) went into effect. Regulation BI establishes a “best interest” standard of conduct for broker-dealers and associated persons when making a recommendation to a retail customer and requires them to clearly identify any potential conflicts of interests with those products. The rule also requires broker-dealers and investment advisors to provide a brief relationship summary, Form CRS, to retail investors. The rule is applicable to certain Aegon USA broker-dealers and investment advisors.

In addition, since the Department of Labor Fiduciary Rule was vacated, several states have moved forward with developing standard of conduct rules and proposals. New York, Nevada, and Massachusetts have enacted best interest rules, and other states, including New Jersey, have proposed their own fiduciary regulation. The financial services industry continues to operate under heightened scrutiny and increased regulation in various jurisdictions. Aegon USA, like other businesses in the financial services industry, is routinely examined and receives requests for information from the SEC, FINRA, state regulators and others in connection with examinations and investigations of its own companies and third-party or unaffiliated insurers, broker-dealers, investment advisors, investment companies and service providers relating to certain historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open, or have resulted in fines, corrective actions, or restitution. Aegon USA continues to cooperate with these regulatory agencies. In certain instances, Aegon USA modified business practices in response to those inquiries or findings.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Americas	350

Regulation of retirement plans and IRAs

Aegon USA administers and provides recordkeeping, investment and insurance services and products used to fund defined contribution plans, such as 401(k), 403(b), multiple employer and 457 plans, in addition to defined benefit plans, IRAs, 529 plans and other savings vehicles. Aegon USA also administers pension benefits distributed upon termination of defined benefit plans. These products and services are generally subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) (certain government and church plans are exempt from ERISA) and the federal Internal Revenue Code of 1986, as amended (the Code) for which the US Department of Labor (DOL) and the US Department of the Treasury (Treasury) have regulatory jurisdiction, respectively.

The Setting Every Community Up for Retirement Enhancement Act of 2019, better known as the SECURE Act, was signed into law on December 20, 2019. The legislation facilitates the use of MEPs, of which Aegon USA is a leading provider, as well as expands the safe harbor for automatic enrollment in plans, and reduces the burden of offering annuities either as an in-plan investment option or as the form of distribution from a plan. The SECURE Act expands retirement coverage to long-time, part-time workers and “gig economy” workers who may not otherwise have access to tax-deferred retirement savings, as well as increases the age for “required minimum distributions” from tax deferred accounts from 70 1⁄2 to 72. The SECURE Act also accelerates distributions from inherited defined contribution plan accounts and IRAs to offset the cost of the other provisions. Separately, many states have also sought to open their plans to non-government workers who do not have access to an employer retirement savings plan.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law on March 27, 2020 to provide over $2 trillion in economic relief to address the public health and economic impacts of COVID-19. Among its many provisions were several allowing individuals impacted by COVID-19 to withdraw or borrow funds from their qualified retirement plans without incurring an early withdrawal penalty (income taxes on withdrawals would still be owed).

Federal tax treatment of insurance companies and their products and plans

Although the insurance business is regulated at state level, the US federal tax treatment of life insurers, life insurance, pension and annuity products is governed by the US federal tax code. Provisions that increase the taxation of life insurers, as well as remove or decrease the value of tax incentives for life insurance, pensions and annuity products – considered alone and relative to other investment vehicles – have been proposed in prior Administrations’ federal budgets and by the US Congress. These initiatives may also come in the form of regulatory changes, including regulations that could limit the ability of US companies to deduct interest expense on financing provided by a non-US affiliate. Executive Administration budget proposals and legislative proposals must be enacted by Congress and signed by the President before they become law. Regulatory proposals are subject to public review and comment. The risk of tax law changes is heightened when additional revenue is sought to reduce the federal deficit or to pay for other tax law changes, such as lower tax rates. All such legislative and regulatory proposals have the potential to change the tax obligations of life insurers as well as modify the tax incentives for short- and long-term savings products. Such changes, if enacted, would have a direct impact on the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial and retirement security.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of the Netherlands	351

Overview of the Netherlands

For over 175 years, Aegon has operated in the Netherlands, where it is a leading provider of life insurance and pensions. Aegon the Netherlands employs approximately 3,300 people and is headquartered in The Hague, with main offices in Amsterdam, Leeuwarden, and Groningen.

Organizational structure

Aegon is one of the most widely recognized brands in the Dutch financial services sector. Aegon the Netherlands also operates through several other brands, including Knab, TKP Pensioen, and Robidus.

Aegon the Netherlands has four lines of business:

◆	Life;

◆	Non-life;

◆	Banking; and

◆	Service Business.

Aegon the Netherlands’ primary subsidiaries are:

◆	Aegon Bank N.V.;

◆	Aegon Cappital B.V.;

◆	Aegon Hypotheken B.V.;

◆	Aegon Levensverzekering N.V.;

◆	Aegon Schadeverzekering N.V.;

◆	Aegon Spaarkas N.V.;

◆	Nedasco B.V.;

◆	Robidus Groep B.V.;

◆	TKP Pensioen B.V.

On December 10, 2020, Aegon announced strategic organizational changes beginning in 2021, in which Aegon the Netherlands was designated a core market, as well as organizing its business into Financial Assets and Strategic Assets.

The Life activities of Aegon the Netherlands are considered Financial Assets. The focus of these activities is on protecting and generating capital and on cost reduction by outsourcing of the servicing of the life-books towards partners. With the exception of immediate pension annuities and indexations of existing group life customers, Aegon the Netherlands no longer accept new customers as of 2021.

Strategic Assets are the businesses in which Aegon the Netherlands will invest to grow its customer base, improve customer retention, and margins. Aegon the Netherlands strategically focuses on the following business: Mortgages (Aegon Hypotheken), Banking (Knab

/ Aegon Bank); and Workplace solutions for employers. The last category consists of the following businesses: Aegon Cappital, TKP

Pensioen, Aegon Schadeverzekering, Robidus and Nedasco.

Overview of sales and distribution channels

Aegon the Netherlands uses a variety of distribution channels to help customers access the products and services appropriate to their needs. All business lines use an intermediary channel, which focuses on independent brokers in different market segments in the Netherlands. In recent years, Aegon the Netherlands began investing heavily in online capabilities to support customers and intermediaries, which has enabled us to achieve an enhanced digital self-service experience.

For the Knab brand, Aegon Bank uses the direct and online channels to help its customers make smart financial decisions. It does this by giving them a clear overview of their finances, and helps them by proactively offering products and services to assist them in achieving their financial goals. In 2020, Aegon Bank took the decision that it will migrate all products and customers to the Knab brand in 2021. The distribution of the products (under the Knab brand) via intermediaries will continue, but will also be done via direct and online channels.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of the Netherlands	352

Overview of business lines

Life

Aegon the Netherlands’ Life entity (Aegon Levensverzekering) is considered a closed book and is managed as a Financial Asset. This means that the focus is on capital optimization and cost reduction to maximize return on capital.

Pensions

Interest rates have been low for an extended period of time, creating a shift from Defined Benefit (DB) pension plans to DC pensions plans. This year, fundamental changes were made to the Dutch pension system. These include that from 2026 onward, new pension accrual is only allowed in DC schemes. As Aegon the Netherlands offers DC schemes through a separate legal entity - Aegon Cappital - the consequence for Aegon Levensverzekering is that all of its Group pension products will become closed books.

In anticipation of these changes, Aegon the Netherlands proactively decided to stop offering Group pension DB products to new clients in 2021. Renewals of existing contracts are still possible, but only if the renewal facilitates the existing clients in their transition to DC no later than 2026. In addition, Aegon Levensverzekering remains open for risk insurance and annuities that are closely linked to DC schemes. More detail on annuities is provided further below.

The Group DB products that remain on the balance sheet of Aegon Levensverzekering are as following:

◆	Separate account group contracts with individually determined asset investment strategies, profit sharing and guarantees;

◆	DB contracts with profit sharing based on a pre-determined interest rate;

◆	Traditional variable unit-linked products;

◆	DB subscriptions; and

◆	DB contracts without profit sharing.

In the list above the last two products were still sold in 2020 while the others were already closed for new clients. In each product group there are also contracts with a future due date, as a result of premiums that are still being paid. In addition, indexations remain possible for all of these products, while for some products, additional funds need to be contributed.

Annuities

The most actively sold products in this category are simple payout annuities and variable annuities. These products are linked to DC schemes in which participants build up their capital and are obliged, by law, to purchase an annuity at the pension date. Participants can choose between a guaranteed annuity - where all risks are borne by Aegon the Netherlands - or a variable annuity without investment guarantees, where all risks are borne by the participant. Given that a significant shift has been observed to DC schemes, these annuities are a natural driver of growth as they provide a solution for the payout phase. Annuity insurance also includes older products with guaranteed interest rates and profit sharing for which no new business is written.

Risk insurance

This category mainly includes the survivor’s pension insurance sold as a rider to DC pension schemes. Premiums are paid by the employer and the product pays benefits to the spouse/children in the event of the death of the insured.

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

Minimum interest guarantees exist for all generations of endowment insurance products written, except for universal life products, for which premiums are invested solely in equity funds. Older generation products contained a 4% guarantee when sold. In 1999, the guarantee for new products decreased to 3%. In 2013, the guarantee on new products was reduced to 0% and in 2019 the guarantee was ended. The sale of these products ended several years ago.

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

Aegon Annual Report on Form 20-F 2020

Additional information Overview of the Netherlands	353

do not include profit-sharing mechanisms. Part of the whole life insurance portfolio has profit-sharing features, which are based on external indices or the return of related assets. In the first quarter of 2020, Aegon the Netherlands stopped offering these products.

Non-life

Accident and Health

Aegon the Netherlands offers disability and sick leave products to employers that covers these payments for employees not covered by social security, where the employer bears the risk. In addition, for some forms of disability, employers can choose to use the social security system to insure these risks or opt out and seek private insurance. Private insurance appeals to employers, as it helps reduce absenteeism and disability thanks to better reintegration efforts.

For individuals, Aegon the Netherlands offers a disability product mainly targeted at the growing self-employed market.

Property and Casualty

Aegon the Netherlands has focused exclusively on retail lines in general insurance, offering products in the segments of property, motor, travel, legal assistance, private liability claims, pet insurance, and injury. The ambition for the P&C retail segment is to provide the best digital servicing in the Dutch market while building long-lasting relationships with customers and distribution partners.

Through the service concepts, Aegon the Netherlands supports intermediaries with excellent digital processes to help their customers in the most optimal way, by stimulating performance at sustainable levels for customers, intermediaries, and the insurer, while also protecting the health of the supply chain. In addition to the intermediary market, Aegon the Netherlands has further developed digital and online capabilities, especially as the direct market has sustained a sizable share in the overall distribution in the past years, especially for the Motor segment. The direct market includes sales via Aegon’s own website and affiliates, as well as through aggregator websites.

Banking

In 2019, Aegon announced the integration of the Aegon Bank and Knab operations under the Knab brand. By integrating both operations and rationalizing product offerings, it was determined that costs would be reduced, operations would be more efficient, and governance would have a unified approach. In 2020, preparations and migration began and is due to be completed in 2021. During this period, customers and products of the Aegon Bank brand will be migrated to the Knab brand. Aegon Bank continues to service Aegon Netherlands’ variety of pension offerings with its banking products like savings accounts and investments, but under the Knab brand. In 2020, the banking arm of Aegon was classified as a Strategic Asset within Aegon the Netherlands and forms the gateway to individual retirement solutions. In total, our banking solutions are offered to our 540,000 active Dutch customers and small-scale enterprises who bank with us. Knab is a fully online digital bank that went live in 2012.

The Bank focuses on customers whose income and wealth are in the mid-market range and offers both savings and investment products. The main focus of savings is on ‘Banksparen’ products. ‘Banksparen’ is a tax-deferred savings product in which cash amounts are deposited in a ‘locked’ bank account. The amount saved is available for withdraw after a certain period for specific purposes; such as a supplementary pension or paying off a mortgage. This product is predominantly sold via independent financial advisors who remain a very important distribution channel.

Investment contracts

Investment contracts are investment products that offer returns and generate fee income from the performance of the investments.

Services Business

Mortgage loans

Aegon the Netherlands offers mainly annuity/linear residential mortgages, while also catering to consumers requiring interest only loan-parts. Mortgage loans are originated both as investments for Aegon the Netherlands’ insurance and bank entities as well as distributed to third-party investors. Such investors are provided access to this high-quality asset class through the Aegon Dutch Mortgage Fund, SAECURE (Aegon’s Dutch residential mortgage-backed securities program), covered bond program, and various bespoke structures to tailor to investors’ needs. Investors value our mortgage offering for their attractive spread and low credit-loss experience through disciplined conservative underwriting. Consumers and independent financial advisors choose Aegon mortgages for the high quality of service, reliable performance, and accessibility through the economic cycle. During 2020, total mortgage assets-under-administration grew to over EUR 50 billion.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of the Netherlands	354

Aegon Cappital

Aegon Cappital is a low-cost provider of DC pension schemes offered through intermediary advisors. Aegon Cappital offers DC pension schemes in a standardized subscription-based model to small and medium enterprises and customized contracts for medium-to-large corporations. The model enables employers to choose from a variety of contribution tables and social security offsets, while remaining flexible for regulatory changes, such as changes in pension age or fiscal contribution limits. Savings premiums are invested in life cycle funds by Aegon Investment Management B.V..

Aegon Cappital is one of the largest pension premium institutions (‘PPIs’) in the Netherlands and benefits considerably from economies of scale. The low interest rate environment, and the fundamental changes of the Dutch pension system as of 2026, will result in a continued shift to DC schemes.

PPIs cannot bear any investment or insurance risks on their offerings due to regulatory requirements. The schemes include disability or life insurance which are offered by partners Aegon Levensverzekering, Aegon Schadeverzekering and Elips Life AG, and an optional guaranteed interest rate during the accumulation phase offered by partner Aegon Levensverzekering. Apart from operational and regulatory risk, Aegon Cappital runs no other risk.

TKP Pensioen, Robidus and Nedasco

TKP Pensioen is a top three player in the Dutch market for pension administration. TKP Pensioen administers pension rights for several large company and industry pension funds, as well as other pension providers such as a premium pension institution. Their clients – 3.8 million participants and 76,000 employers – rely on TKP Pensioen for correct and timely pension payments, and clear and accessible pension information and communication, from the mandatory pension statements to customer contact and digital customer services.

Robidus Groep advises corporations on the risks and associated costs under Dutch social security legislation and provides corporations and insurance companies with claims management and outsourcing solutions to manage these issues. It operates as an independent organization within Aegon the Netherlands.

Nedasco is an intermediary service provider that is mainly active in non-life business domains.

Competition

Aegon the Netherlands faces strong competition in all markets from insurers, banks, investment companies and pension funds. Its main competitors are Allianz Benelux, ASR and NN Group.

The company has been a key player in the total life market for many years and was ranked third in 2019 based on gross premium income. The life insurance market in the Netherlands comprises pensions and life insurance. The top five life insurance companies in the Netherlands by gross premium income accounted for almost 90% of total premium (Individual Life and Pension) income in 2019. Aegon the Netherlands is the second largest insurance company in the pensions market. Aegon the Netherlands is one of many insurers in the non-life market, where in 2019, ten companies accounted for 80% of the total premium income. In terms of premium income, Aegon the Netherlands’ non-life market share is around 2%, making it the ninth largest company in the market.

In the mortgage loans market, Aegon the Netherlands held a market share of almost 8% based on new sales in 2019, making it the fifth largest mortgage loan provider in the market. Rabobank, ABN AMRO, and ING Bank are the largest mortgage loan providers in the market, but their market share is under pressure, because of a shift to fixed rates for longer periods. Competition is still increasing from foreign competitors and capital from pension funds.

Aegon the Netherlands’ share is growing in the market for Dutch household savings. In 2019, its market share was more than 3%, which is relatively small in comparison to the top three which are Rabobank, ING and ABN AMRO.

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

In the pensions market the defined contribution (PPI) segment is set to grow further due to the fundamental changes of the Dutch pension system as of 2026 and the demand for transparent and cost-effective pension products. Significant growth of scale

Aegon Annual Report on Form 20-F 2020

Additional information Overview of the Netherlands	355

is necessary to effectively serve this market. Aegon the Netherlands has identified this market as an opportunity for growth and intends to maintain its leadership position with Aegon Cappital.

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

The DNB is responsible for prudential supervision, while the AFM supervises the conduct of business of financial institutions, and the conduct of business on financial markets. The aim of the DNB’s prudential supervision is to ensure the solidity of financial institutions and contribute to the stability of the financial sector. Regarding banks, the DNB undertakes its supervisory role, in particular with respect to prudential supervision, together with the European Central Bank (ECB).

The AFM’s conduct of business supervision focuses on ensuring orderly and transparent financial market processes, integrity in relations between market parties, and due care in the provision of services to customers.

The Dutch supervisory authorities have several formal tools to exercise their supervisory tasks. These tools include the authority to request information, if this is necessary for the purpose of prudential supervision, and the power to issue formal instructions to financial institutions, to impose fines, or to publish sanctions. The DNB, as prudential supervisory authority, can, under certain circumstances, require a recovery plan, a short-term financing plan, appoint a trustee, draw up a transfer plan or (ultimately) withdraw the license of a financial institution.

The Dutch Data Protection Authority (Dutch DPA) supervises processing of personal data in order to ensure compliance with laws that regulate such use. The tasks and powers of the Dutch DPA are described in the General Data Protection Regulation (GDPR), supplemented by the Dutch Implementation Act of the GDPR.

Financial supervision of insurance companies

The Solvency II framework consists of an EU Directive and has consequently been transposed into the Wtf.

The following insurance entities of Aegon the Netherlands are subject to prudential supervision of the DNB:

◆	Aegon Levensverzekering;

◆	Aegon Schadeverzekering;

◆	Aegon Spaarkas.

An insurance company is neither permitted to conduct both life insurance and non-life insurance business within a single legal entity (except for reinsurance), nor to carry out both insurance and banking activities within the same legal entity. Within Aegon the Netherlands, Aegon Levensverzekering, and Aegon Spaarkas conduct life insurance activities. Aegon Schadeverzekering conducts non-life insurance activities. Prudential supervision is exercised by the home state supervisory authority (DNB in the Netherlands).

Solvency II

The Solvency II framework is described in more detail in the section ‘Regulation and supervision’ of Aegon’s 2020 Annual Report on Form 20-F.

Aegon the Netherlands uses a partial internal model (PIM) to calculate the solvency position of its life insurance activities under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. The initial internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. Following the Internal Model Application Process, Aegon the Netherlands made several major changes to its PIM, the latest in 2020, all of which have been approved by the DNB. In 2020 Aegon the Netherlands included the Deterministic Adjustment (DA) in the PIM. The DA is a mechanism that corrects for the well-documented mismatches that exists between the EIOPA VA and the actual assets that Aegon the Netherlands invests in. These mismatches create non-economic volatility in the Solvency II position of Aegon the Netherlands which is a strategic risk for Aegon and ultimately the policyholders. The goal of the DA therefore is, to reduce the Solvency II ratio volatility due to basis risk between the EIOPA VA reference portfolio and Aegon the Netherlands’s own assets. Basis risk arises due to the absence of mortgages in the EIOPA reference portfolio and the relatively high allocation to peripheral sovereigns and corporates compared to the portfolio of Aegon the Netherlands.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of the Netherlands	356

Dutch Act on Recovery & Resolution for Insurers

The Dutch Act on Recovery & Resolution for Insurers (R&R Act) is the applicable intervention regime for insurance and reinsurance companies in the Netherlands faced with financial difficulties.

The R&R Act has introduced a revised regulatory framework for recovery and resolution of Dutch insurance and reinsurance companies and provides for a range of measures to be taken by these companies and the DNB ex ante, in order for these insurance and reinsurance companies to be prepared for recovery in circumstances where it no longer meets the required solvency requirements and for orderly resolution, in circumstances where it is failing or is likely to fail.

Financial supervision of credit institutions

Aegon Bank is subject to indirect supervision by the ECB under the Single Supervisory Mechanism (SSM), one of the elements of the Banking Union. The ECB may give instructions to the DNB in respect of Aegon Bank or even assume direct supervision over the prudential aspects of Aegon Bank’s business. Pursuant to the banking supervision by the DNB, Aegon Bank is (among others) required to file monthly, quarterly, and yearly regulatory reports as well as audited Financial Statements. Aegon Bank is subject to Basel requirements in the Capital Requirements Regulation (‘CRR’) and the Capital Requirement Directive (‘CRD’), as implemented in the Netherlands in the Wft. The CRD and CRR include requirements with respect to the quality and quantity of capital, as well as a liquidity framework. According to the EU Banking Reforms, competent authorities remain responsible for monitoring leverage policies and processes of individual institutions and may impose additional measures to address risk of excessive leverage, if warranted.

Based on the annual Supervisory Review and Evaluation Process (‘SREP’), the DNB sets Aegon Bank’s minimal capital and liquidity requirements.

The Banking Recovery and Resolution Directive (‘BRRD’), as implemented in the Netherlands in the Wft, and the Single Resolution Mechanism Regulation (‘SRM Regulation’) form the European framework for recovery and resolution for (among others) ailing banks, certain investment firms and their holding companies. The BRRD provides for early intervention measures that may be imposed by the DNB in respect of Aegon Bank in the event that its financial condition is deteriorating. It also allows the DNB under certain circumstances to write down or convert relevant capital instruments in a specific order. Were Aegon Bank to fail or be likely to fail and the other resolution conditions were also met, the DNB would be able to place Aegon Bank under resolution. As part of the resolution scheme that could be adopted by the DNB, it may decide to apply certain resolution tools and exercise its powers pursuant to the implemented BRRD in order to give effect to such resolution tools.

Pursuant to the SRM Regulation and the BRRD, Aegon Bank is at all times required to meet a minimum amount of own funds and eligible liabilities (‘MREL’), expressed as a percentage of the total liabilities and own funds. The DNB will set a level of minimum MREL on a bank-by-bank basis based on assessment criteria due to be set out in technical regulatory standards.

In 2019, a comprehensive package of banking reforms to increase the resilience of EU institutions known as the ‘EU Banking Reforms’ entered into force (which included changes to the CRD, the BRRD and the SRM Regulation). Most rules start to apply mid-2021. Prior to this in 2017, the Basel Committee published the finalized Basel III reforms (informally known as ‘Basel IV’) to improve the global regulatory framework, with a proposed implementation from January 2023 onwards. The Reforms includes stricter rules for internal models, a capital floor, and revisions to the standardized approaches for credit risk, operational risk and the credit valuation adjustment specified at a counterparty level (‘CVA’).

Aegon Annual Report on Form 20-F 2020

Additional information Overview of United Kingdom	357

Overview of United Kingdom

Aegon in the United Kingdom (hereafter referred to as Aegon UK) is the market-leading investment platform in the UK, providing a broad range of investment, retirement solutions and protection products to individuals, advisers and employers.

Aegon UK accesses customers through wealth advisers and the Workplace and has a market-leading position in each with 3.8 million customers and GBP 186 billion assets under administration (AUA) underpinned by a growing investment solutions capability.

The business has broad relationships with, around 4,500 adviser firms (over 33% of the market) and around 10,000 employers.

It employs over 2,000 people and its main offices are in Edinburgh, London, Peterborough, and Witham.

The UK is a core market for Aegon, and Aegon UK is viewed as a strategic asset which Aegon plans to invest in with a view to growing the customer base, improving customer retention and growing margin.

Organizational structure

Aegon UK plc is Aegon’s holding company in the UK. It was registered as a public limited company at the beginning of December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

◆	Aegon Investment Solutions Ltd.;

◆	Scottish Equitable plc;

◆	Cofunds Ltd.; and

◆	Aegon Investments Ltd.

Overview of business Lines

Aegon UK has successfully transformed from a traditional ‘insurer,’ competing with the likes of Prudential and Royal London to a modern fee-based investment management platform competing with businesses such as Transact and Willis Towers Watson.

Over the last five years the UK business has focused on transforming and scaling its platform business. Aegon UK has done so through organic growth and the acquisition of Cofunds retail savings platform, and BlackRock’s large employer Workplace pension business, and by disposing of non-core business lines, such as the disposal in 2017 of the Annuity portfolio, whilst progressing the outsourcing of service and administration for its traditional insurance company products. On October 9, 2020 Aegon announced an agreement to sell Stonebridge International Insurance Limited (SIIL). The cash proceeds amounted to GBP 6.9 million, with the potential for a further GBP 7 million in deferred consideration, depending on EEA policy transfers. The transaction agreements were signed on October 8, 2020 and the divestment and legal completion was completed on February 28, 2021.

The platform business is responsible for propositions sold through the Financial Adviser and Workplace channels, together with protection products and an institutional trading platform business. The Financial Adviser and Workplace channels are supported by an investment solutions capability which allows customers to invest in Aegon UK funds. This capability is well established within the Workplace channel with plans to significantly grow within the Financial Adviser channel.

It is positioned for growth, given the participation in the Workplace pensions and Financial Advisor markets, which are forecast to grow at 9.4% and 12% over the next 5 years respectively.

The traditional insurance company products are managed for value and are older products that are no longer actively marketed to new customers. However, new assets are accumulated as customers pay into existing policies, or as new employees join older Workplace schemes. In July 2019, Aegon UK completed the outsourcing of service and operations tasks to Atos with a 15-year contract to service and administer its traditional insurance company products, thereby improving the profitability of this business line. This builds on the existing relationship, which has seen Atos successfully administer over 400,000 protection policies since 2016.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of United Kingdom	358

Overview of sales and distribution

Aegon UK has two principle distribution channels: Financial Advisers and Workplace, supported by a modern technology platform which provides services both to the adviser/employer and their underlying customers.

Aegon UK works with those advisers and employers to deliver an online experience for customers. The platform is designed to work for customers throughout their life as needs evolve by providing a comprehensive range of products and funds, moving with them each time they change employers and allow them to link in with different advisers.

This gives Aegon UK the ability to support customers throughout their life journey unlike the majority of its competitors.

In addition, Aegon UK also participates in the protection and institutional trading platform markets.

Financial Adviser channel

The Financial Adviser channel provides financial advisers and other institutions access to long-term savings and retirement products, through an open architecture investment platform. It aims to capitalize on the strong demand for advice, especially within the growing affluent population nearing and in retirement.

Aegon UK offers a comprehensive proposition allowing advisers to manage their client’s long-term investment through a wide range of tax wrappers (Self Invested Personal Pension (SIPP), Individual Savings Account (ISA), General Investment Account (GIA)) investing in a choice of over 4,500 funds and equity trading. Aegon UK also offers its own investment solutions to advisers.

Aegon UK provides a technology platform that supports advisers and their customers in managing their finances and integrates into the back office of the adviser. The aim is to create a primary platform relationship, which positions Aegon UK to receive the majority of new business flows from the adviser partner. An example being the partnership agreed with leading wealth/Workplace advisory firm LEBC in 2019 that has delivered significant additional flows in 2020.

Aegon UK partners with, around 4,500 advisers across a wide range of business models. These range from the world’s largest building society, Nationwide, to leading wealth management firms such as Chase De Vere, financial services networks such as Quilter and execution-only brokers.

An important dimension of the Nationwide partnership is the inclusion of Aegon Investment Limited funds. This model was successfully extended in 2020 with the launch of an equivalent range of funds for Financial Advisers as Aegon UK builds out its investment solutions capability.

Workplace channel

The Workplace channel provides UK-based employers with Workplace pensions and savings schemes. It allows Aegon UK to participate in the strong growing auto-enrolment market, cost effectively acquiring individual customer relationships.

Aegon UK now has a market-leading position covering all major Workplace savings products and participates in both the small and medium-sized (SME) and large employer segments. A key driver of growth is in the Mastertrust product, the fastest growing sector of the UK DC market, where Aegon UK has an established and market leading offering.

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

At the heart of this is Aegon UK’s employee digital portal, which provides tools to enable employees to make better informed decisions. It also links into the wider engagement activities such as seminars in the workplace, and online innovations such as the launch of digital personalized summaries and an app that seeks to encourage customers to consolidate monies held elsewhere and increase their savings.

Aegon UK’s proposition extends to include a range of tools to assist employers with their governance responsibilities: auto enrolment functionality and member insights tool to enable them to effectively manage their pension schemes.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of United Kingdom	359

Individual customer channel

Aegon UK has a large and growing individual customer base, which is not attached to an adviser or employer. This base is over 1 million individuals and is forecast to continue to grow. These individuals are provided with tools that enable them to manage their finances and with customer service support to help with guidance and referrals available to Aegon UK’s in-house Financial Adviser business, Origen, where appropriate.

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

Institutional channel

Aegon UK also participates in the institutional market in two distinct areas where capability is provided to other parties who provide policy administration to the end-client:

◆	An institutional trading platform which powers 27 of the UK’s leading platforms, wealth management firms and investment houses (e.g. Brooks MacDonald, Charles Stanley) and administers a total of GBP 58 billion assets; and

◆	An investment-only proposition for Workplace pension schemes, which provides access to insured funds for approximately 155 clients who represent GBP 7 billion assets under administration.

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

Regulation and supervision

All relevant Aegon UK companies based in the UK are either: authorized by the Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the PRA; or authorized and regulated by the FCA, dependent on firm type.

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

The UK vote on June 23, 2016 to leave the European Union (EU) has implications for financial services companies in the UK. Much of our financial regulation applicable in the UK derives from EU legislation and this remains in force as the UK has on shored this and any new regulations will be embedded using the Financial Services and Markets Act going forward. Through the Brexit deal negotiated by the UK Government, a planned Memorandum of Understanding on financial services is due to be in place by the end of the first quarter of 2021. This will set the future direction of travel for cooperation between the UK and other European countries.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of United Kingdom	360

During the COVID-19 pandemic, the UK regulators reiterated to firms that their rules give the ability for firms to consider their arrangements and customers’ circumstances. Firms were encouraged to review their arrangements to address the evolving situation while managing the risks to their employees, customers and the impact on the market. Aegon UK put in place measures to allow a regular review of changes to aid customers, and their regulatory impacts and this continues into 2021.

Financial supervision of insurance companies

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

Regulatory Solvency Requirements

The European Union Insurance Directives referred to collectively as Solvency II were incorporated into UK law with effect from January 1, 2016. Under the EU (Withdrawal) Act 2018, following completion of the Brexit transition period on December 31, 2020, the UK has adopted Solvency II regulations and Binding Technical Standards into UK law, with the power to amend these as appropriate for the UK legal environment. Temporary Transitional Powers are in place under which certain provisions of EU regulations will continue to apply until March 31, 2022. Consequently, at present the UK continues to adopt regulatory solvency requirements which are closely aligned to those under Solvency II. Life insurance companies are required to maintain Own Funds which are sufficient to withstand a 1-in-200 shock on a 1-year value at risk basis subject to certain absolute minimum requirements.

Since the introduction of Solvency II on January 1, 2016, Scottish Equitable plc has been using a Partial Internal Model (PIM) to calculate the solvency position. The internal model was approved in December 2015, by the College of Supervisors as part of the Internal Model Approval Process, with an additional Major Model Change approved in July 2017, which added Currency Risk and Operational Risk into the Internal Model. Following the end of the Brexit transition period, the PRA has deemed the existing PIM to be approved for the calculation of the solo regulatory solvency requirements of Scottish Equitable plc

In addition, Scottish Equitable plc uses the Matching Adjustment in the calculation of the technical provisions for its annuities, and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees. Following the sale of the majority of its annuity business in 2017, Scottish Equitable plc no longer uses the transitional measures on technical provisions.

CRD IV

The Capital Requirements (Country by Country Reporting) Regulations 2013 (‘CRD IV’) came into force on January 1, 2014. These require credit institutions and investment firms, as defined within the directive, which are regulated under CRD IV, to “disclose annually, specifying by Member State and by third country in which it has an establishment, the following information on a consolidated basis for the financial year: name(s), nature of activities and geographical location; turnover; number of employees on a full time equivalent basis; profit or loss before tax; tax on profit or loss; public subsidies received”.

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

The Investment Firm Regulation (IFR) and Investment Firm Directive (IFD) are replacing the CRR framework in the EU for investment firms. The FCA will publish the UK equivalent version of these requirements, with a target implementation date of January 1, 2022. These requirements cover capital, liquidity, reporting and disclosure and remuneration and work is underway to prepare for this change.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of United Kingdom	361

For regulatory reporting of the UK investment entities, the UK regulators have confirmed that firms should continue to report and disclose regulatory data on the same basis until March 2022. Further guidance for post March 2022 will follow and Aegon UK will continue to monitor developments in this regard.

As part of the Supervisory Review and Evaluation Process (SREP) of Cofunds, the FCA requested that the Aegon UK Group perform a CRD IV prudential sub-consolidation. This prudential consolidation group is created in line with the CRR. A holding company, Aegon UK Investment Holdings Limited, has been established as a wholly owned subsidiary of Aegon UK plc, and has become the direct parent of: two CRD IV institutions, Cofunds Limited and Aegon Investment Solutions Limited; one BIPRU firm, Aegon Investments Limited; and an unregulated holding company, Momentum Group Ltd, along with its, Exempt Capital Adequacy Directive firm focused on financial advice, Origen Financial Services Limited, and an unregulated services company, Origen Limited. Going forward, much of our regulatory reporting will be on a Prudential Consolidation Group basis.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of International	362

Overview of International

Aegon International operates a diversified portfolio of both established and growing protection and retirement businesses in Southern and Eastern Europe (SEE) as well as scaling ventures and a high-net-worth insurance business in Asia.

International’s markets in SEE today include Hungary, Spain and Portugal, Turkey, Poland, and Romania. The Asian business operates two joint ventures in India and China and several wholly-owned subsidiaries, including Transamerica Life (Bermuda) Ltd. (TLB), serving the affluent segment, and Aegon Insights1, independent direct marketing organization in Asia Pacific.

The history of the region dates to 1980, when Aegon first entered the Spanish insurance market. The activities in Spain (and eventually Portugal) have developed largely through distribution partnerships with major Spanish banks, Banco Santander S.A. and Liberbank S.A. Spain and Portugal are now one of the core growth markets of Aegon Group. In 1992, Aegon purchased the majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. It expanded in Central & Eastern Europe (CEE) in the 2000s. The operations in Asia were established in 2003, starting with a JV in China. Transamerica Life (Bermuda) Ltd. (TLB) was established in 2005 and its full-service branches opened in Hong Kong and Singapore in 2006. In 2008, the joint venture in India was formed.

In November 2020, Aegon announced an agreement to sell its Central and Eastern European operations (Poland, Romania, Turkey, and Hungary) to Vienna Insurance Group, as part of its strategy to focus on key markets, simplify the footprint, and strengthen the balance sheet. The closing of the deal is expected in the course of 2021.

Organizational structure

The key lines of business within the region are Spain and Portugal, Hungary, TLB, and China. The remaining business units are grouped in one category for reporting purposes. The corresponding subsidiaries and affiliates (including Aegon’s ownership percentages, where relevant) are as follows:

Spain and Portugal:

◆	Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance);

◆	Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%);

◆	Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%);

◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (Liberbank Life and Pensions, Insurance and Reinsurance) (50%);

◆	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%); and

◆	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%).

Hungary:

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság (Aegon Hungary Composite Insurance Co.).

TLB:

◆	Transamerica Life (Bermuda) Ltd.

China:

◆	Aegon THTF Life Insurance Co., Ltd. (50%) in China.

Other key subsidiaries:

◆	Aegon Towarzystwo Ubezpieczeń na Życie Spótka Akcyjna (Aegon Poland Life2);

◆	Aegon Powszechne Towarzystwo Emerytalne Spótka Akcyjna (Aegon Poland Pension Fund Management Co.);

◆	Aegon Emeklilik ve Hayat A.Ş. (Aegon Turkey);

◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A (Aegon Romania Pension Administrator Co.);

◆	Aegon Life Insurance Company Ltd. (49%) in India; and

◆	Aegon Insights Ltd.

[1]	Aegon Insights operates as a run-off business

[2]	Romanian insurance business operates as a branch from Aegon Poland Life

Aegon Annual Report on Form 20-F 2020

Additional information Overview of International	363

Overview of sales and distribution channels

International distributes its products through various channels: direct to consumer (online and/or physical branches) and via banks, brokers, (tied) agents, and other digital/ e-commerce partners.

The sales and distribution channel mix varies per country, reflecting the differences in the local insurance markets. The strategy is to invest in digital distribution platforms, particularly in Asia, to build distribution capabilities for the future.

Spain and Portugal

On December 19, 2012, Aegon España and Banco Santander S.A., the largest financial institution in Spain, signed a partnership agreement (joint venture) to distribute certain types of insurance products through Banco Santander’s network of branches. This joint venture was effectively created and the transaction closed on June 4, 2013. On December 31, 2014, Aegon España entered into a similar partnership in Portugal with Banco Santander and Santander Totta Seguros S.A., a Portuguese insurance company, part of the Santander International group.

In Spain and Portugal, the life insurance (mainly pure risk) and health products are sold by Santander Life Insurance and Reinsurance, whereas the non-life insurance (mainly accident, home, unemployment, disability, critical illness and funeral) products are sold by Santander General Insurance and Reinsurance Company. Both entities in Spain and Portugal are joint venture entities where Aegon owns 51%.

Another of Aegon’s bancassurance partners in Spain, Liberbank, S.A., has a nationwide presence with a special focus on retail markets in several regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). Liberbank distributes life insurance products through local branches. The distribution agreement is a joint venture between the Life and Pensions, Insurance and Reinsurance company of Liberbank, S.A. and Aegon España, both parties holding equal ownership stakes.

On July 10, 2020, Aegon and Banco Santander completed the acquisition of the in force term life policies previously sold through Banco Popular branches, following Banco Santander’s acquisition of Banco Popular. The joint venture also acquired the right to write new term life and selected lines of non-life policies through the former Banco Popular branches now owned by Banco Santander.

Aegon España’s own distribution channel offers life, health insurance and pension products. It is comprised of a network of brokers and agents, accounting for approximately 80% of the total sales of the fully owned subsidiary, while the remaining 20% of the total sales is generated by the direct channel.

Central & Eastern Europe

Distribution channels in Central & Eastern Europe are dominated by historically strong tied and external agency or brokers. The tied network is particularly strong in Hungary, Turkey, and Poland. In Hungary, there were approximately 1.700 tied agents by end of 2020. Turkey’s tied network was comprised of over 660 agents, while Poland maintained a network of over 200 closely affiliated agents. Turkey, Hungary1 and Poland generate more than 50% of their sales from these network.

Other distribution channels include bank partners (in Romania and Turkey) and the direct online channel (gaining traction in Turkey). In July 2020, Romania’s distribution partnership with Banca Transilvania (BT) has been renewed for another five years, ensuring access to one of the largest bank distribution channels in the country.

As COVID-19 took its toll on sales, agent support schemes were rapidly designed and launched to protect the income and loyalty of the productive agents, such as income guarantee schemes or commission loans.

TLB and Aegon Insights

TLB distributes its products to high-net-worth customers through targeted distribution relationships with selected local and international brokers, as well as through bancassurance channels. From its strong market position in the Universal Life insurance space in Hong Kong and Singapore, the company is now diversifying into other product segments such as Indexed Universal Life (IUL).

Aegon Insights is a marketing, distribution and administration services business operating in Asia Pacific. It primarily worked with local insurers to develop tailored solutions to the specific needs. The revenue is generated through reinsurance arrangements and fee income. With changes in consumer preferences, in 2017 Aegon made the strategic decision to discontinue Aegon Insights’ new business acquisition, while continuing to provide services to the existing customer base in Australia, Hong Kong, Indonesia, and Japan.

[1]	for Life and Household products

Aegon Annual Report on Form 20-F 2020

Additional information Overview of International	364

China: Aegon THTF

Aegon operates in China through a joint venture with Tsinghua Tongfang Co. Ltd., Aegon THTF Life Insurance Co., Ltd. (hereafter: Aegon THTF). The JV is licensed to sell life insurance, annuity, accident, and health products in China. Since 2003, the company has expanded its network of branches, primarily in the coastal provinces of Eastern China. It has access to a potential market of over 670 million people.

Aegon THTF follows a multi-channel distribution strategy, including agency, brokerage, banks, direct marketing, group sales and digital e-commerce platforms.

India: Aegon Life

Since 2008, Aegon operates in India through its joint venture with Bennett, Coleman & Co. Ltd. (BCCL). The joint venture, Aegon Life Insurance Company, Ltd. (hereafter: Aegon Life), a pioneer of digital insurance in India, follows a digitally focused direct-to-consumer strategy.

Aegon Life distributed its products predominantly via e-sales, direct and group channels, utilizing its own channels (e-sales and direct sales force in branches) and the distribution through several large e-commerce partners. To increase the focus on the digital, strategic partnerships driven strategy, in December 2020 traditional distribution channels were announced to close.

Overview of business lines

Aegon International focuses on serving retail customers with individual life and different types of general, accident, and health insurances.

Life Insurance, Savings & Protection

Spain and Portugal’s life insurance business comprises life savings as well as individual and group protection products, with individual life-risk and health products forming the larger part of the business. Customers’ savings needs are serviced by Aegon España through its affiliates, offering universal life and unit-linked products. Protection business, pursued both in Spain and Portugal, includes primarily life, health, accident, and disability covers, distributed through the JVs and Aegon España’s own channels. These products can typically be complemented with critical illness, income protection and other riders.

In Hungary, Aegon offers primarily savings products, both unit-linked and traditional, which are frequently accompanied with riders. Next to the main coverage, these riders provide customers with additional financial support in the event of an accident, disability or hospitalization. Similarly, in Poland Aegon focuses on unit-linked as well as traditional life products. The Romanian branch currently sells unit-linked, term life and endowment insurance policies. In Turkey, Aegon focuses on Return on Premium (ROP) and savings life products, available in USD.

In Asia, Aegon provides a broad range of life insurance products, including unit-linked, universal life, and traditional life products.

TLB’s core product is Universal Life (UL), denominated in USD, designed to meet the needs of high-net-worth individuals, supporting estate and business planning by providing life protection and helping to preserve and accumulate wealth. In addition to UL, Term Life products are also offered with financial protection at a guaranteed level rate for up to thirty years. To further diversify the Company’s product range, TLB developed an indexed Universal Life (IUL) product for launch in Singapore and Bermuda.

In China, whole-life critical illness products are key products for many channels, such as agency, broker etc. Other products, such as participating annuity and endowment (via agency), whole life insurance products (via agency, brokers) and protection with return of premium (via direct marketing) are also offered. Regular premium whole-life insurance and single premium endowment are the key products offered in the bancassurance channel, while the digital channel is currently focused on offering protection products, such as term life.

In India, Aegon Life offers Group term plans, individual term plans, traditional participating and non-participating savings products, and unit-linked life insurance plans.

Health insurance

Health insurance is primarily offered as riders on life insurance policies in Spain and China and as a standalone health insurance in Turkey and Spain.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of International	365

In Spain, health insurance is offered through own channels as well as through Santander’s branches. Aegon is collaborating with medical partners across the country. In Portugal, it is also offered through Santander Totta’s distribution network.

Turkey launched a white label complementary health insurance product in 2020, partnering with the second largest health insurance provider in Turkey, Acibadem.

Aegon THTF also offers non-life products, primarily consisting of short-term accident and short-term health products, through group, direct marketing, and agency channels.

Pensions

Currently, pension products are only offered in the SEE region. As of December 31, 2020, Aegon managed the savings of approximately 3 million pension fund members.

In Spain, customers’ pension saving needs are serviced by the joint venture with Liberbank Life and Pensions as well as by Aegon España through its managed pension funds.

Aegon’s pension business in Central and Eastern Europe was impacted by reforms to the pension system in several countries in the region during the past years. In 2020, Aegon was active in the (formerly mandatory) private pension market in Poland and Romania. In the voluntary pension market, Aegon was active in Hungary and Romania. In Turkey, Aegon is only servicing existing pension customers.

General insurance

Aegon España has been offering general insurance products, mainly household protection, unemplyment and funeral insurance, since 2013 through its joint ventures with Banco Santander.

Aegon Hungary also offers various non-life covers, mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance. It is a market leader in home insurance in Hungary.

Aegon THTF in China also offers short-term accident products.

Competition

Spain and Portugal

The Spanish insurance market is highly competitive. For Aegon Spain’s traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. For Aegon Spain’s health and general insurance products, the main competitors are both foreign and local companies. Aegon Spain is the exclusive provider of protection products to Santander. The exclusive partnership also holds for Portugal. Key competitors for Aegon’s Santander JVs in Spain and Portugal are large traditional insurance companies.

Central & Eastern Europe

In Hungary, Aegon is the third largest life insurance provider, based on annual standardized premium income, as well as the third largest provider in the non-life insurance market. Key competitors include Generali, Groupama, NN, Allianz, and Magyar Posta. It is the leading insurance company in the Hungarian household market.

In Turkey, Aegon was ranked seventh in the life insurance market based on written premium in December 2020, following a merger of several government owned insurers in the third quarter of 2020. Other competitors also include Allianz, MetLife, and Aviva.

Aegon is the 11th largest life insurance market participant in Poland (based on standardized APE), with PZU as a market leader. In Romania, Aegon was ranked number seven, based on the gross written premiums1, with MetLife and ERGO being key competitors.

In the pension fund market in 2020, Aegon was ranked third in Hungary (voluntary pension scheme) and fourth in Poland (open pension fund) and Romania (mandatory private pension scheme) in terms of both the number of participants and managed assets. Aegon has a smaller share in the voluntary pension market in Romania, Turkey, and Spain.

[1]	Own estimate

Aegon Annual Report on Form 20-F 2020

Additional information Overview of International	366

China: Aegon THTF

As of August 31, 2020, there were 91 life insurance companies in the market, including 63 domestic life companies and 28 foreign life insurers. Based on total premium income, Aegon THTF ranked 54th among all life insurance companies and 15th among foreign life companies in China. Aegon THTF’s market share among foreign-invested companies was 1.81% in terms of total premium.

India: Aegon Life

There were 24 licensed life insurers in India at the end of September 2020. While the state-owned Life Insurance Corporation of India continues to maintain a dominant share of new business premiums (both individual and group), private sector companies have grown only modestly to obtain more than 61% of the individual recurring new business premiums written (April 2020 to September 2020). Insurance Companies in India experienced muted sales since March 2020 because of the nationwide lockdown enforced due to COVID 19 pandemic. Aegon Life India ranked 23rd among private life insurers according to individual recurring premiums (April 2020 to September 2020).

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

Regulation and supervision

SEE

In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business, not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary, which is a composite insurance company.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

◆	General Directorate of Insurance and Pension Funds (DGSFP) (Spain);

◆	The Insurance and Pension Funds Supervisory Authority (ASF) (Portugal);

◆	The Central Bank of Hungary (MNB) (Hungary);

◆	Financial Supervisory Authority (KNF) (Poland);

◆	Authority for Financial Supervision (ASF) (Romania); and

◆	Insurance and Private Pension Regulatory and Supervisory Board’s (IRSB) (Turkey).

The authorities mentioned above promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

The foundation and operations of voluntary pension funds are regulated in Hungary by the country’s Voluntary Mutual Pension Funds Act (XCVI. 1993). Activity in this area is also supervised by the MNB. In Romania, the private and voluntary pension system is regulated and supervised by the Authority for Financial Supervision (ASF). The mandatory pension system is subject to the Privately Administered Pension Funds Act (411/2004) and the voluntary pension system is subject to the Voluntary Pension Law (204/2006), both complemented by individual regulations (as secondary legislation). In Poland, this activity is supervised by the KNF and governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632 and Insurance Law No. 5684. In Spain, the pension system is supervised by DGSFP and governed by Law on Pension Funds and Plans approved by Royal Legislative Decree 1/2002, of November 29, 2002, and its implementing regulations.

China: Aegon THTF

China’s insurance industry is regulated by the China Banking and Insurance Regulatory Commission (CBIRC). In 2020, the main work focus of the CBIRC is to prevent risks and stabilize development. Therefore, the Committee has strengthened the supervision and management from the product side to the sales side. It includes clarifying the new rules of product development and design, strengthening the management of sales personnel, introducing the traceability requirements of Internet insurance and, promoting the digital return visit.

Effective February 1st, 2021, 91 life insurance companies are divided into two groups for the regulatory supervision – 39 insurers are under the direct supervision of the CBIRC and 52 are under the territorial supervision of the local bureaus of CBIRC. Aegon THTF along

Aegon Annual Report on Form 20-F 2020

Additional information Overview of International	367

with two other life insurers are now under the direct supervision of Shenzhen Bureau. Certain functions, including product filing and approval are still under CBIRC’s direct supervision.

India: Aegon Life

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes, and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.

The IRDAI is active in introducing new regulations that focus on protecting policyholders’ interests and exploring avenues to support growth in the industry. The Regulator issued several circulars and press releases giving guidance to insurance companies in the wake of COVID-19 pandemic.

TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the regulator of the financial services sector in Bermuda. TLB has full-service branches which are registered and licensed in Hong Kong and Singapore, respectively. The insurance industry is regulated in Hong Kong by the Hong Kong Insurance Authority (HKIA) and the Monetary Authority of Singapore (MAS) in Singapore. The MAS is an integrated regulator that supervises all financial institutions including banks, insurers, capital market intermediaries and financial advisors in Singapore.

Aegon Insights

A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include marketing/ consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of activities undertaken by entities licensed by Aegon Insights. These regulators include the Australian Securities and Investments Commission in Australia, and the Insurance Authority in Hong Kong.

Solvency II

The Solvency II insurance solvency regime became effective in European Economic Area (EEA) countries on January 1, 2016. Aegon’s EU-domiciled entities in Southern & Europe use the Standard Formula to calculate the solvency position of their insurance activities. Aegon Spain no longer applies the matching adjustment or transitional arrangements. The insurance activities in Turkey have been included through Deduction & Aggregation on a Solvency II Standard Formula basis.

Aegon’s Asian insurance activities are included in the Aegon Group Solvency II ratio through Deduction & Aggregation. For TLB, Deduction & Aggregation is applied using available and required capital as per the local capital regime. The regulatory regime of Bermuda was granted full equivalence by EC decision of November 26, 2015, effective as of January 1, 2016.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Aegon Asset Management	368

Overview of Aegon Asset Management

Aegon Asset Management is an active investment manager that uses its investment management expertise to help people achieve a lifetime of financial security.

Organizational structure

Aegon Asset Management is a provider of investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, Hong Kong, Japan, Germany, Hungary, and Spain. Total amount of Assets under Management is EUR 388 billion. In September 2020, two main brands, Kames Capital in the UK and TKPI in the Netherlands, were retired and the businesses moved to the globally recognized Aegon Asset Management brand.

In addition, Aegon Asset Management operates two key strategic partnerships:

◆	In China, Aegon Asset Management owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based asset manager that offers mutual funds, segregated accounts, and advisory services; and

◆	In France, Aegon Asset Management owns 25% of La Banque Postale Asset Management (LBPAM). LBPAM offers a comprehensive range of investment strategies to French institutional clients, and to private investors through La Banque Postale group’s retail banking network.

Aegon Asset Management’s main operating entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V., Aegon Asset Management UK plc and Aegon Hungary Asset Management Company Zrt. In July 2020, Aegon Investment Management (Shanghai) Ltd. was set up as a Wholly Foreign Owned Enterprise in Shanghai, China to provide products and services to Chinese customers.

In November 2020, Aegon announced an agreement to sell its Central and Eastern European operations (Poland, Romania, Turkey, and Hungary) to Vienna Insurance Group, as part of its strategy to focus on key markets, simplify the footprint, and strengthen the balance sheet. The asset management division (Aegon Hungary AM Company Zrt. - Assets under Management EUR 1.89 billion) is included in this transaction. The closing of the deal is expected in the course of 2021.

In December 2019, Aegon Asset Management launched its integrated global growth initiative to establish a globally integrated structure. This involved simplification of the operating model which featured regional executive committees and to create a global operational management board (Global Board). Aegon Asset Management also has a Fiduciary Services and Multi-Manager business in the Netherlands. The AAM investment teams are organized into four investment platforms for which AAM is globally competitive and within which AAM has unique, differentiated capabilities. These platforms are Fixed Income, Real Assets, Equities and Multi-Asset & Solutions. Each investment platform is led globally by a chief investment officer that sits on the Global Board of AAM. Strategic direction and global oversight of business performance is executed by this Global Board, which has both global and local roles and responsibilities. This board is supported by several sub committees. Members of the Global Board are appointed by Aegon N.V.. The Risk Advisory Committee and Remuneration Committee support Aegon’s oversight of Aegon Asset Management.

Overview of sales and distribution channels

Aegon Asset Management utilizes both institutional and wholesale distribution channels which combine a global perspective with a focus on local relationships in the Americas, Europe, and Asia. Client types include banks, pensions funds, insurance companies, fiduciary managers family offices, investment consultants, wealth managers, charities, foundations & endowments, third-party investment platforms, as well as its affiliated companies and joint ventures.

Overview of business lines

Aegon Asset Management has three distinct business lines:

Third-party business accounts for circa 65% of its Assets under Management (AuM). The main sources for this include third-party business where Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets and multi-asset & solutions with fund performance is usually measured against a benchmark or peer group. The institutional businesses typically sell its services to large insurance companies or pension funds. Aegon Asset Management manages a full range of asset classes, and manages the funds against objectives, targets and risk profiles agreed with clients. Aegon Asset Management offers both absolute and relative return products.

Also third-party business is sourced through relationships with its affiliates where Aegon Asset Management manages funds for Aegon insurers and retirement companies. These funds have various legal structures and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.

Aegon Annual Report on Form 20-F 2020

Additional information Overview of Aegon Asset Management	369

The Aegon general account is the third source and this business consists of funds held on the balance sheet of Aegon insurance companies to meet policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and mortgage loans. Furthermore, Aegon Asset Management manages the general account derivatives book of Aegon Netherlands.

Competition

Aegon Asset Management competes with other asset management companies to acquire business from open-architecture Aegon insurance units and third parties.

In the United States, Aegon Asset Management focuses on offering investors fixed income, equity and real estate related strategies. It works directly with pension funds, insurance companies, family offices, endowments, and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon Asset Management works as a sub-advisor with its insurance company affiliates and other partners to offer competitive and relevant strategies for its client base. It also works with investment consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include AllianceBernstein, BlackRock, Invesco, JP Morgan, Legg Mason, Principal, PIMCO and PGIM.

In the Netherlands, Aegon Asset Management provides a wide range of investment strategies and solutions to institutional and wholesale clients, and through its affiliated insurance company to retail clients. In the third-party institutional market, it competes with domestic and global asset managers as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, JP Morgan, NN Investment Partners, Robeco and Kempen.

In the United Kingdom, Aegon Asset Management focuses on offering investors fixed income, equities, real estate, and multi-asset strategies. It serves institutional clients and their advisors and is active in the wholesale market. Primary competitors in the UK include Ashmore, BlackRock, Henderson Global Investors and Standard Life Aberdeen.

Aegon Asset Management also distributes to third party investors, including wholesale and institutional clients in Asia through its Hong Kong, Shanghai and Tokyo offices, in Brazil through Aegon’s JV partner Mongeral and in the DACH region, Italy, Spain, Belgium, Luxembourg and the Nordics.

In mainland China, Aegon Industrial Fund Management Company focuses on Chinese equity, fixed income, and money market strategies. It competes against a wide range of local based asset managers including Alibaba’s Yuebao fund, China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management.

In France, La Banque Postale Asset Management competes for private investors through La Banque Postale’s retail banking network, representing LBPAM and Aegon Asset Management strategies. In the institutional market, it also offers investment strategies from Aegon Asset Management to compete for affiliate and thrid-party insurance and pension clients with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, BNP Paribas Investment Partners and Natixis Global Asset Management.

Regulation and supervision

Regulation of asset management companies in general differs to that of insurers. Aegon Asset Management’s global holding company, Aegon Asset Management Holding B.V., is authorized to hold substantial holdings in several EU investment firms. Local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM) (conduct of business supervision) and the DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for Aegon Asset Management UK plc, and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the US-based entities. Aegon Asset Management UK is also regulated by the SEC for its activities in the US market. From a regulatory perspective, the asset management activities of the US-based entities of Aegon Asset Management in the United States do not fall directly under the responsibility of Aegon Asset Management Holding B.V., as these entities are subsidiaries of Transamerica Corporation.

MiFID II

MIFID II requirements became effective for Aegon Asset Management as of January 3, 2018, and the Company adheres to the regulation. In line with most of its peers, the European Aegon Asset Management entities (Aegon Investment Management B.V. and Aegon Asset Management UK plc) decided in principle to pay external research costs by their own means.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	370

Risk factors Aegon N.V.

Aegon faces numerous risks, some of which may arise from internal factors, such as inadequate compliance systems and operational change management. Others may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. Any of the risks described below, whether internal or external, may materially and adversely affect the Company’s operations, its earnings, the value of its investments, the sale of certain products and services or its ability to fulfil its obligations in respect of securities issued or guaranteed by it. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose some or all of the value of their investments. Additional risks of which Aegon is not presently aware could also materially and adversely affect its operations and share price. The business of an international financial services group such as Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight.

The next section groups the risk factors into different categories based on the origin of the risk, while recognizing that the identified risk factor can have broader consequences, including developments in financial markets (included under financial risks) can impact policyholder behavior (included under underwriting risk). The categories used are: 1) financial risks, 2) underwriting risks, 3) operational risks, 4) political, regulatory and supervisory risks, and 5) legal and compliance risks. Within each category the most material risk factors have been presented first.

The described risk factors are those relating to Aegon’s businesses, and to Aegon’s securities, including its common shares, of which Aegon is aware and which it considers material. Furthermore, described risk factors may affect Aegon’s businesses and operations in normal market circumstances, as well as in periods of significant economic uncertainty, when those risks may be more acute.

Summary

In summary, the risk factors cover the following topics in the designated category;

1. Financial risks

◆	Interest rate volatility, and sustained low or negative interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

◆	Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity.

◆	Disruptions in the global financial markets and general economic conditions may affect, and could have materially adverse effects on Aegon’s businesses, results of operations, liquidity and financial condition.

◆	Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner.

◆	Declines in value and defaults in Aegon’s debt securities, private placements and mortgage loan portfolios held in Aegon’s general and separate accounts, or the failure of certain counterparties, may adversely affect Aegon’s profitability and shareholders’ equity.

◆	A decline in equity markets may adversely affect Aegon’s profitability and shareholders´ equity, sales of savings and investment products, and the amount of assets under management.

◆	A downturn in the real estate market may adversely impact valuations and cash flows.

◆	The default of a major market participant may disrupt the markets and may affect Aegon’s business, financial condition, liquidity, operations and prospects.

◆	Reinsurers to which Aegon has ceded risk may fail to meet their obligations.

◆	A downgrade in Aegon’s ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors, and negatively affect Aegon’s results.

◆	Fluctuations in currency exchange rates may affect Aegon’s financial condition and reported results of operations.

◆	Aegon may be unable to manage Aegon’s risks successfully through derivatives.

◆	Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s results of operations and financial condition.

2. Underwriting risks

◆	Underwriting risk relates to the products sold by Aegon insurance entities and includes policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality and morbidity) and expenses. The underwriting process requires, among others, the setting of assumptions. Aegon’s reported results of operations and financial condition may be affected by differences between actual claims experience and underwriting and reserve assumptions both due to incurred gains/losses and from potential changes in best estimate assumptions that are used to value insurance liabilities.

◆	Changes in assumptions, estimations, judgments are subjective, and discrepant valuations of DPAC and value of business acquired may adversely affect Aegon’s results of operations and financial condition.

◆	Certain of Aegon’s products have guarantees that may adversely affect its results, financial condition or liquidity.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	371

◆	Restrictions on underwriting criteria and the use of data may affect Aegon’s ability to do business, its financial position or financial results.

◆	Aegon regularly develops new financial products to remain competitive in its markets and to meet the expectations of its customers. If customers do not achieve expected returns on those products, Aegon may be confronted with litigation and negative publicity.

◆	Reinsurance may not be available, affordable, or adequate to protect Aegon against losses.

◆	Catastrophic events, which are unpredictable by nature, may result in material losses and abruptly and significantly interrupt Aegon’s business activities.

3. Operational risks

◆	Competitive factors may adversely affect Aegon’s market share.

◆	Aegon may have difficulty managing its expanding operations, and Aegon may not be successful in acquiring new businesses or divesting existing operations.

◆	Aegon may experience difficulties in distributing and marketing products through its current and future distribution channels.

◆	Aegon may be unable to adapt to and apply new technologies.

◆	Failure of data management and governance can result in regulatory and reputational risk as well as missed business opportunities.

◆	Aegon may be impacted by epidemics or pandemics.

◆	Aegon may not be successful in managing its exposure to climate risk and adequately adapting investment portfolios for the transition to a low-carbon economy.

◆	Aegon’s risk management policies and processes may leave the Company exposed to unidentified or unanticipated risk events, adversely affecting its businesses, results, and financial condition.

◆	Failure of Aegon’s information technology or communications systems may result in a material adverse effect on Aegon’s results of operations and corporate reputation.

◆	A computer system failure or security breach may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition, and cash flows.

◆	A breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

◆	Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies, assumptions and estimates, could have a material adverse effect on Aegon’s business, results of operations and financial condition.

◆	Many of Aegon’s business units offer investment products that utilize quantitative models, algorithms or calculations that could experience errors or prove to be incorrect, incomplete or unsuccessful resulting in losses for clients who have invested in such products and possible regulatory actions and/or litigation against Aegon and/or its affiliates.

◆	Issues with third party providers (outsourcing partners and suppliers), including events such as bankruptcy, disruption of services, or standards of service level agreements not being upheld, may adversely impact Aegon’s operational effectiveness and financial condition.

◆	Aegon may be unable to attract and retain personnel who are key to the business.

4. Political, regulatory and supervisory risks

◆	Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis, which may impact Aegon’s financial position and/or decrease Aegon’s returns on its products.

◆	Changes in accounting standards may affect Aegon´s reported results, shareholders´ equity and dividend.

◆	Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon’s subsidiaries to pay dividends to Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations

◆	Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial position.

◆	The United Kingdom’s exit from the European Union (‘Brexit’) may affect Aegon’s results and financial condition.

5. Legal and compliance risks

◆	The outcomes of legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

◆	Changes in government regulations in the jurisdictions in which Aegon operates may affect profitability and operating models.

◆	Tax risks may adversely affect Aegon´s businesses and profitability.

◆	Judgments of US courts may not be enforceable against Aegon in Dutch courts.

◆	Aegon may not manage risks associated with the reform and replacement of benchmark rates effectively.

◆	Aegon may not be able to protect its intellectual property and may be subject to infringement claims.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	372

6. Risks relating to Aegon’s common shares

◆	Aegon’s share price could be volatile and could drop unexpectedly, and investors may not be able to resell Aegon’s common shares at or above the price paid.

◆	Aegon and its significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

◆	Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over Aegon’s corporate actions.

◆	Currency fluctuations may adversely affect the trading prices of Aegon’s common shares and the value of any cash distributions made.

◆	Perpetual Contingent Convertible Securities (or other securities that permit or require Aegon to satisfy its obligations by issuing common shares) that Aegon may issue could influence the market price for Aegon’s common shares.

Financial risks

Interest rate volatility and sustained low or negative interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long- and short-term interest rates as well as to changes in the volatility of interest rates.

During periods of decreasing interest rates, sustained low or even negative interest rates, as experienced in recent years, Aegon may not be able to preserve margins due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low or even negative interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, due to lower policy lapses and longer duration of annuities. In this context, negative interest rates have comparable but larger impacts than low but positive rates.

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

Aegon manages its investments and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, if interest rates remain low or even negative, the yield earned upon reinvesting interest payments from current investments, or from their sale or maturity, may decline. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of Aegon’s products and accordingly net income may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in Aegon’s investment portfolio in order to borrow at lower rates. Aegon can lower crediting rates on certain products to offset the decrease in spread. However, its ability to lower these rates may be limited by contractually guaranteed minimum rates or competition.

Depending on economic developments, interest rates for securities with shorter maturities may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could further push down the longer end of the interest rate curve which could have significant implications for Aegon’s operations and financial results.

The profitability of Aegon’s spread-based businesses depends, among other things, upon the ability to manage interest rate risk. Aegon may not be able to successfully manage interest rate risk or the potential negative impact of this risk.

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

These cash payments to policyholders also result in a decrease in total invested assets and net income. Early withdrawals may also require accelerated amortization of deferred policy acquisition costs (DPAC), which in turn reduces net income.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	373

In general, if interest rates rise, there will be unrealized losses on assets carried at fair value that will be recorded in other comprehensive income (available-for-sale investments) or as losses (investments at fair value through profit or loss) under International Financial Reporting Standards as issued by the IASB. This is inconsistent with the IFRS accounting on much of Aegon’s liabilities, where corresponding economic gains from higher interest rates do not affect shareholders’ equity or income in the shorter term. Over time, the short-term reduction in shareholders’ equity and income due to rising interest rates would be offset in later years, all else being equal.

Increased withdrawals and the need to post margin in relation to interest rate swaps if rates rise rapidly would put a strain on Aegon’s available liquidity.

Disruptions in the global financial markets and general economic conditions may affect, and could have materially adverse effects on, Aegon’s businesses, results of operations, liquidity and financial condition.

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

Governmental action in the United States, the Netherlands, the United Kingdom, the European Union and elsewhere to address any of the above may impact Aegon’s businesses. Aegon cannot predict the effect that these or other government actions as well as actions by the European Central Bank (ECB) or the US Federal Reserve may have on financial markets or on Aegon’s businesses, results of operations, cash flows and financial condition.

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner.

Aegon must maintain sufficient liquidity to meet short-term cash demand under normal circumstances, as well as in crisis situations. Liquidity risk is inherent in many of Aegon’s businesses. Each asset purchased and liability (e.g., insurance product) sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.

Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired.

The necessity to issue securities can be driven by a variety of factors; for instance, Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. Although Aegon manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, Aegon may need to sell assets substantially below the prices at which they are currently recorded to meet its insurance obligations.

Aegon makes use of bilateral and syndicated credit facilities to support repayment of amounts outstanding under Aegon’s commercial paper programs and to serve as additional sources of liquidity. An inability to access these credit facilities, for example due to non-compliance with conditions for borrowing or the default of a facility provider under stressed market circumstances, could have an adverse effect on Aegon’s ability to meet liquidity needs and to comply with contractual and other requirements.

Many of Aegon’s derivatives transactions require Aegon to grant collateral against declines in the fair value of these contracts. Volatile financial markets may significantly increase requirements to grant collateral and adversely affect its liquidity position. Further, a downgrade of Aegon’s credit ratings may also result in additional collateral requirements.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	374

Declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments held in Aegon’s general and separate accounts, or the failure of certain counterparties, may adversely affect Aegon’s profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, the value of a bond declines due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest on fixed income instruments. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages, small and medium sized entities (SME) & consumer loans and private placements), over-the-counter (OTC) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfill their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default. Losses in excess of predicted losses due to any such default or series of defaults by issuers or counterparties may have a material adverse effect on Aegon’s results of operations and financial position.

Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can result in separate account losses, which increase the probability of future loss events. In the United States and the Netherlands for instance, separate account products can include guarantees which protect policyholders against some or all of the downside risks in their separate account portfolio. Reduced separate account values also decrease fee income and may accelerate deferred policy acquisition costs (DPAC) amortization. Reconsideration of assumptions might also affect the DPAC amortization schedule. These factors may have a material adverse effect on Aegon’s results of operations and financial position.

Aegon’s investment portfolio includes Dutch government bonds, US Treasury, agency and state bonds, other government-issued securities and corporate bonds. Especially in a weak economic environment Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Defaults or other reductions in the value of these securities and loans may have a materially adverse effect on Aegon’s businesses, results of operations, cash flows and financial condition.

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products, and the amount of assets under management.

Aegon and its customers run the risk that the market value of its equity investments declines. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in policyholders’ accounts for insurance and investment contracts (such as variable annuities, unit-linked products, and mutual funds) where funds are invested in equities. Although most of the risk remains with the policyholder, guarantees within certain products may transfer some or all of this risk to Aegon. Lower investment returns also reduce the asset management fee that Aegon earns on the asset balance in these products, and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under IFRS, are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income.

A downturn in the real estate market may adversely impact valuations and cash flows.

Aegon’s investment portfolio has a large exposure to the residential real estate market in the Netherlands through the residential mortgages sourced by Aegon and the AMVEST funds. As an indication, at year-end 2020 Aegon’s general account investments in real estate and mortgages in the Netherlands accounted for around 21% of total general account investments. Risks for Aegon the Netherlands include lower returns or valuation losses on its mortgage portfolio, lower margins due to higher prepayment in the mortgage portfolio in the event of lower interest rates and increased payment defaults.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	375

The default of a major market participant may disrupt the markets and affect Aegon.

The failure of a sufficiently large and influential market participant may disrupt securities markets or clearing and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial and/or administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.

Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with which Aegon interacts on a daily basis and financial instruments of governments which Aegon invests in. Systemic risk could have a material adverse effect on Aegon’s ability to raise new funding and on its business, financial condition, results of operations, liquidity and/or prospects.

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

Withdrawals by policyholders may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause Aegon to accelerate amortization of DPAC, reducing net income.

Aegon has experienced downgrades and negative changes to its outlook in the past and may experience rating and outlook changes in the future. A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs and/or affect the availability of funding in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. A downgrade of Aegon’s credit ratings may also affect its ability to obtain reinsurance contracts at reasonable prices or at all.

Fluctuations in currency exchange rates may affect Aegon’s financial condition and reported results of operations.

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

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	376

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

To the extent the foreign exchange component of expected dividends is not hedged, or actual dividends vary from expected, Aegon’s net income and shareholders’ equity may fluctuate. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net income and shareholders’ equity because of these fluctuations.

Aegon may be unable to manage risks successfully through derivatives.

Aegon is exposed to changes in the fair value of its investments, the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures, and forward contracts, to hedge some of the exposures related to both investments backing insurance products and Company borrowings. Aegon may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. Clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, results of operations and financial condition.

Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s results of operations and financial condition.

The valuation of many of Aegon’s financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations. Changes to investment valuations may have a materially adverse effect on Aegon’s results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on certain investments and other assets is subjective and based on assumptions, estimations and judgments that may not reflect or correspond to Aegon’s actual experience, any of which may materially impact Aegon’s results of operations or financial position.

Underwriting risks

Underwriting risk relates to the products sold by Aegon insurance entities and incudes policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality and morbidity) and expenses. The underwriting process requires, among other things, the setting of assumptions. Aegon’s reported results of operations and financial condition may be affected by differences between actual claims experience and underwriting and reserve assumptions both due to incurred gains/losses and from potential changes in best estimate assumptions that are used to value insurance liabilities.

There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly on the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both under IFRS and Solvency II reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may reduce Aegon’s income and solvency ratio. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs should there be an expectation that the costs are not fully recoverable. This may have a materially adverse effect on Aegon’s results of operations and financial condition.

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

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	377

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

Changes in assumptions, estimations, judgments are subjective, and discrepant valuations of DPAC and value of business acquired may adversely affect Aegon’s results of operations and financial condition.

Changes in assumptions, estimations, judgments or actual experience may require Aegon to accelerate the amortization of DPAC and value of business acquired, establish a valuation allowance against deferred income tax assets, or recognize impairment of other assets, any of which may materially adversely affect Aegon’s results and financial condition.

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

Some jurisdictions impose restrictions on particular underwriting criteria, such as gender or race, or use of genetic test results, for determination of premiums and benefits of insurance products. Such restrictions, now or in the future, could adversely impact Aegon’s operations or financial results. Further developments in underwriting, such as automation and use of additional types and sources of data, may also be affected by future regulatory developments regarding privacy and other restrictions with respect to the use of personal data.

Aegon regularly develops new financial products to remain competitive in its markets and to meet the expectations of its customers. If customers do not achieve expected returns on those products, Aegon may be confronted with litigation and negative publicity.

Aegon may face lawsuits from customers and experience negative publicity if Aegon’s products fail to perform as expected, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. New products that are less well understood and that have less of a performance track record may be more likely to be the subject of such lawsuits. Any such lawsuits may have a materially adverse effect on Aegon’s results of operations, corporate reputation and financial condition.

Reinsurance may not be available, affordable, or adequate to protect Aegon against losses.

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

Aegon’s operating results and financial position may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, cyber-crime, riots, fires and explosions, pandemics, and other catastrophes. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Aegon is also

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	378

exposed to the risk of a pandemic (such as Asian Flu, SARs or COVID-19) occurring in one or more of the countries in which Aegon operates or globally. Aegon can be impacted through for instance higher mortality rates in the countries in which it operates and through lower sales and higher lapses on its products due to limitations on customer interactions, pressure on customer income and increased uncertainty. Such events may lead to considerable financial losses to Aegon’s businesses. These catastrophic events may also lead to adverse market movements which increase the adverse impacts to Aegon’s financial position. For instance, prices and credit quality of investments can be impacted. In addition, monetary policy measures from central banks can result in lower interest rates. Furthermore, natural disasters, pandemics, terrorism, civil unrest, military actions, and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel, and information about Aegon and its clients. If its business continuity plans have not included effective and sufficient contingencies for such events, Aegon may also experience business disruption and damage to corporate reputation and financial condition for a substantial period of time.

Operational risks

Competitive factors may adversely affect Aegon’s market share.

Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings, and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including use of digital technologies and platforms, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by the ban on sales-based commissions in some countries. These competitive pressures may result in increased pricing pressures on a number of Aegon’s products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.

Adverse market and economic conditions can be expected to result in changes to the competitive landscape. Financial distress experienced by financial services industry participants as a result of weak economic conditions and newly imposed regulations may lead to acquisition opportunities. Additionally, the competitive landscape in which Aegon operates may be affected by government-sponsored programs or actions taken in response to, for instance, dislocations in financial markets. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability.

Aegon may have difficulty managing its expanding operations, and Aegon may not be successful in acquiring new businesses or divesting existing operations.

Over time, Aegon has made a number of acquisitions and divestments around the world and it is possible that Aegon may make further acquisitions and divestments in the future. Acquisitions and divestments involve risks that may adversely affect Aegon’s operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating or disentangling operations, technologies, products and personnel; significant delays in completing the integration of disentangling operations; the potential loss of key employees or customers; and potential losses from unanticipated litigation and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

Aegon’s acquisitions may result in additional indebtedness, costs, contingent liabilities, and impairment expenses related to goodwill and other intangible assets. Acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. Divestments of existing operations may result in Aegon assuming or retaining certain contingent liabilities. Aegon may not be able to divest assets within the time or at the price planned. All of these factors may adversely affect Aegon’s businesses, results of operations and financial condition. There can be no assurance that Aegon will successfully identify suitable acquisition candidates or buyers for operations to be divested or that Aegon will properly value acquisitions or divestments. Aegon is unable to predict whether or when any prospective acquisition candidate or buyer for operations to be divested will become available, or the likelihood that any transaction will be completed once negotiations have commenced.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	379

Aegon may experience difficulties in distributing and marketing products through its current and future distribution channels.

Although Aegon distributes its products through a wide variety of distribution channels, Aegon’s ability to market its products could be affected if key relationships are interrupted. Distributors may elect to reduce or terminate their distribution relationship with Aegon due to adverse developments in its (or their) business. Further, key distribution partners may also merge or change their business models in ways that affect how Aegon’s products are sold, or new distribution channels could emerge and adversely impact the effectiveness of its current distribution efforts.

When Aegon’s products are distributed through unaffiliated firms, Aegon may not always be able to monitor or control the manner of their distribution despite its significant training and compliance programs. If Aegon’s products are distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, Aegon may suffer reputational and other harm to its business.

Aegon may be unable to adapt to and apply new technologies.

New technologies are transforming the insurance industry. New technologies include but are not limited to communication channels, automation, artificial intelligence, data analytics and blockchain. These technologies are changing the way insurance is distributed and sold. They are also changing the way insurers manage their businesses and the skills they need in their workforces. Furthermore, the new technologies are influencing customer and consumer demands. Technology makes it easier to move into new markets. This increases competition, not just among peers, but also from new competitors and disruptors. An inability to adapt quickly enough to and apply these new technologies may impact Aegon’s competitive position, and its ability to maintain profitability, and may adversely affect Aegon’s future financial condition and results of operations.

Failure of data management and governance can result in regulatory and reputational risk as well as missed business opportunities.

Data is essential for Aegon’s operational performance. However, much of the data held by Aegon is subject to various legal, regulatory and contractual restrictions. To be able to benefit from the data Aegon holds, areas like data management and governance are of key importance. Most internal processes and customer interactions are dependent on accessible, reliable, and compliant data practices and operations. If Aegon fails to adequately execute on these obligations, there are potential legal, regulatory, contractual and reputational risks. Aegon also must endeavor to obtain adequate data rights to be able to execute on its business strategy. Failure to do so will expose it to additional legal risks, including litigation risks.

Aegon may be impacted by epidemics or pandemics.

Aegon is exposed to the risk of an epidemic or a pandemic – such as Asian Flu, SARs or COVID-19 – occurring in one or more of the countries in which it operates or globally. As with other catastrophic events, Aegon can be impacted through, for instance, higher mortality rates in the countries in which it operates and through lower sales, higher lapses on products or arrears on contractual payments by customers with respect to policies and mortgage loans. Such impacts can be due to, for instance, limitations on customer interactions, economic hardship, pressure on customer income, increased loans or withdrawals and increased uncertainty. The impacts can be larger where the epidemic or pandemic leads to adverse market movements – prices and credit quality of investments and defaults on investments – and monetary policy measures resulting in lower interest rates. If the health of a significant number of employees or key functions is compromised or internal controls need to be executed in an atypical way, these could have an impact on core business processes, service levels to customers, and the effectiveness of the control environment. In addition, Aegon faces additional operational risks related to prolonged and expanded working from home/remote working by Aegon’s workforce, such as additional remote access to company information which could increase information security risk. Also, Aegon can be impacted via its relationships with third parties. These third parties can also be impacted by an epidemic or pandemic with knock-on impacts on Aegon. The described risks may directly or indirectly impact Aegon’s financial health and its ability to generate capital in the medium to long term.

Aegon may not be successful in managing its exposure to climate risk and adequately adapting investment portfolios for the transition to a low-carbon economy.

Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. Climate risks can be grouped into physical risks and transition risks. Physical risks relate to losses from overall climate changes (i.e. changing weather patterns and sea level rise) and acute climate events (i.e. extreme weather and natural disasters). These physical risks impact property & casualty (P&C) insurance, but also life insurance, for instance through higher-than-expected mortality rates. Losses can also follow from credit risk and collateral linked to Aegon’s mortgage portfolio. Aegon is exposed to mortality risk and mortgage

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	380

underwriting risks and has limited exposure to P&C risk, including catastrophic risk. Beyond insured losses, climate change may have disrupting and cascading effects on the wider economy.

Transition risks are those arising from the shift to a low-carbon economy. These risks are a function of policy and regulatory uncertainty, including political, social and market dynamics and technological innovations. Transition risks can affect the value of assets and investment portfolios. Furthermore, Aegon may be unable to adjust to environmental and sustainability goals. Linked to both the physical and the transition risks, there could also be litigation and reputational risks following from not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks. The risks can relate both to Aegon and the companies in which it invests.

Given the significant uncertainties related to climate change impacts and its long-term nature, it cannot be ruled out that climate change may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon’s risk management policies and processes may leave the Company exposed to unidentified or unanticipated risk events, adversely affecting its businesses, results, and financial condition.

Aegon has devoted significant resources to the implementation and maintenance of a comprehensive enterprise risk management framework in all aspects of the business. Nevertheless, it is possible that risks present in its business strategies and initiatives are not fully identified, monitored, and managed or that risks are not properly measured. Risk measurements make use of historic and public data that may be inaccurate or may not predict future exposures.

Failure of Aegon’s information technology or communications systems may result in a material adverse effect on Aegon’s results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid and/or detect systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If Aegon fails to maintain secure and well-functioning information systems, Aegon may not be able to rely on data for product pricing, compliance obligations, risk management and underwriting decisions. In addition, Aegon cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or that if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s operational results, financial condition, and cash flows.

Aegon relies heavily on computer and information systems and internet and network connectivity to conduct a large portion of its business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners, (semi-) governmental agencies and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt Aegon’s business operations, damage Aegon’s reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect Aegon’s results of operations, financial condition and cash flows.

The information security risk that Aegon faces includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack Aegon’s systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own information systems and networks or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and its applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as Aegon, but also by society in general. Threats have increased as criminals and other bad actors become more

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	381

organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can potentially exploit.

Large, global financial institutions such as Aegon have been, and will continue to be, subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond Aegon’s control. Especially if and to the extent Aegon fails to adequately invest in defensive infrastructure, timely response capabilities, technology, and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

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

Aegon maintains cyber liability insurance to help decrease the financial impact of cyber-attacks and information security events, subject to the terms and conditions of the policy; however, such insurance may not be sufficient to cover all applicable losses that Aegon may suffer.

A breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by Aegon. For example, certain of Aegon’s businesses are subject to laws and regulations enacted by US federal and state governments, the EU or other non-US jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or information security of the information of customers, employees or others. For example:

◆	Effective May 25, 2018, the General Data Protection Regulation (GDPR) took effect in the EU. Compared to the previous directive, the GDPR, among other things, increased compliance obligations, impacted Aegon’s businesses’ collection, processing and retention of personal data, reporting of data breaches, and provides for significantly increased penalties for non-compliance. Also, in several jurisdictions in the Asia region where Aegon has activities, new privacy and information security laws have been enacted or existing legislation has been updated.

◆	The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Other states have adopted similar cybersecurity laws and regulations.

◆	Numerous other US laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the US, including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others.

Other legislators and regulators with jurisdiction over our businesses are considering or have already enacted enhanced information security risk management and privacy rules and regulations. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the information of our clients and business partners.

Aegon, and numerous of its systems, employees and business partners have access to, and routinely process, the personal information of consumers and employees. Aegon relies on a large number of processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of an unauthorized information security attack. If Aegon fails to maintain adequate processes and controls or if Aegon or its business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	382

or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage Aegon’s reputation or lead to increased regulatory scrutiny or civil or criminal penalties or (class action) litigation, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations.

In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future across Aegon’s operations. Such restrictions and obligations could have material impacts on Aegon’s business, financial conditions and/ or results of operations.

Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies, assumptions and estimates, could have a material adverse effect on Aegon’s business, results of operations and financial condition.

Aegon uses econometric, financial, and actuarial models to measure and manage multiple types of risk, to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon’s operations. Aegon has a model risk management framework in place to manage modelling risk. If, despite this framework, models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have an adverse effect on Aegon’s business, financial condition, and results.

Many of Aegon’s business units offer investment products that utilize quantitative models, algorithms or calculations that could experience errors or prove to be incorrect, incomplete or unsuccessful, resulting in losses for clients who have invested in such products and possible regulatory actions and/or litigation against Aegon and/or its affiliates.

Aegon’s business units may utilize quantitative models, algorithms or calculations (whether proprietary or supplied by third parties) (Models) or information, or data supplied by third parties (Data) for the management of, or to assist in the management of, investment products offered to clients. Examples of such investment products include volatility controlled funds, mutual funds, separately managed accounts, and other types of advisory accounts. Models and Data are used to construct sets of transactions and investments, to provide risk management insights, and may be used to assist in hedging investments. If Models and Data prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the investment product to additional risks. For example, by utilizing Models or Data, certain investments may be bought at prices that are too high, certain other investments may be sold at prices that are too low, or favorable opportunities may be missed altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful. The applicable investment product bears the risk that Models or Data used will not be successful and the product may not achieve its investment objective.

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

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	383

Issues with third party providers (outsourcing partners and suppliers), including events such as bankruptcy, disruption of services, or standards of service level agreements not upheld may adversely impact Aegon’s operational effectiveness and financial condition.

As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, finance and actuarial services, investment management services and policy administration operations to third party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer an information security or data privacy breach, Aegon may not realize the productivity improvements or cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternative provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences, all of which could have a material adverse effect on Aegon’s results. In addition, Aegon’s reliance on third party providers does not relieve Aegon of its responsibilities and requirements. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly and time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected

Aegon may be unable to attract and retain personnel who are key to the business.

As a global financial services enterprise, Aegon relies, to a considerable extent, on the quality of local management and personnel in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among other things, on Aegon’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which Aegon operates is intense. Aegon’s ability to attract and retain key personnel is very much dependent on the competitiveness of the compensation package for employees in the market in which it competes.

As a part of the governmental response in Europe and, to a certain extent, the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to give guidance or regulate the structure of remuneration for personnel, in particular senior management, with a focus on performance-related remuneration and limiting severance payments. With differences in interpretation of these regulations by local regulators on how the guidelines need to be applied, as well as the question of whether they apply to insurance industries at all, these restrictions create an uncertain playing field and may adversely affect Aegon’s ability to compete for qualified employees, as well as Aegon’s ability to transfer employees between regions.

Political, Regulatory and Supervisory

Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis, which may impact Aegon’s financial position and/or decrease Aegon’s returns on its products.

Prudential regulatory requirements such as with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds as such and the regulatory treatment of investments may change, which could require Aegon to increase technical provisions, hold higher amounts of regulatory capital and subject it to more stringent requirements with respect to investments and/ or own funds. Important examples include changes to applicable capital requirements by the European Union and/or the interpretation thereof by the European Insurance and Occupational Pensions Authority (EIOPA), the National Association of Insurance Commissioners (NAIC) in the US or US state regulators or local regulators in jurisdictions in which Aegon operates. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, may have on its businesses, results of operations, or financial condition.

Prudential regulatory requirements may not only apply to the individual entities in the Aegon Group but may additionally apply at Group level or apply to part of the Group. Consequently, those requirements may have different, and more or less meaningful, impact depending on their scope. Important examples of such requirements are Solvency II group supervision and consolidated requirements

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	384

resulting from the Capital Requirements Directive (CRD) and the Capital Requirements Regulation (CRR), as applied to groups containing bank and/or asset management activities.

The way such requirements are applied to groups like Aegon has an impact on the Group’s capital position, as well as on the availability of capital at a Group level. Changes to prudential regulatory requirements may have an impact on Aegon’s competitive position versus companies that are not subject to these or similar requirements at Group level. As an example, as part of the Solvency II group calculation, Aegon applies a specific methodology for its US insurance and reinsurance subsidiaries at Group level, in addition to the requirements to which these subsidiaries are subject under their local prudential regime. This methodology is approved by Aegon’s group supervisor, De Nederlandsche Bank N.V. (DNB), but remains subject to periodic review. Changes to this methodology might have an impact on Aegon’s capital position, as calculated under Solvency II group requirements and/or the manner in which DNB otherwise exercises group supervision on Aegon, for example through more stringent requirements with respect to intra-group transactions, risk concentrations and reporting.

There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon’s financial position and results:

◆	A further review of the Solvency II framework, referred to as the Solvency II 2020 review. EIOPA has recently published an extensive technical advice to the European Commission in the form of an opinion on a broad range of topics within the Solvency II framework. This opinion on the 2020 review of Solvency II forms important input for the European Commission in the preparation of its formal proposal for amendments to the Solvency II Directive and Solvency II Delegated Regulation, that is expected to be published in the second half of 2021. The impact on Aegon’s financial position and results depends on the extent to which the EIOPA advice will be embraced by the European Commission and the European co-legislators;

◆	The NAIC’s requirements with respect to risk-based capital. The NAIC continues to review the risk-based capital (RBC) charges for invested assets. Additionally, the NAIC has an ongoing project to review longevity risk. These initiatives or other regulatory changes to capital factors may lead to higher risk-based capital requirements. In addition, the NAIC formed the Group Capital Calculation (E) Working Group charged with constructing a US group capital calculation (GCC) using an RBC aggregation approach that would be used by regulators as a monitoring tool. The results of the GCC could impact the translation of RBC in the Group capital ratio for the United States; and

◆	US state insurance regulators’ perspectives on the use and value of captive insurance companies. Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies issued before the adoption of principle-based reserves, including universal life with secondary guarantees and level term life insurance. These structures have been utilized to finance regulatory reserves. To the extent that state insurance regulations restrict or require insurers to restate the valuation of the assets used to finance these structures, this could increase costs or reduce available capital.

In addition to requirements imposed by regulatory and/or supervisory authorities, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon’s regulated subsidiaries for Aegon Group and/ or its regulated subsidiaries to maintain their desired credit ratings.

The application of these capital standards and changes thereto could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted. For further detail on developments in these areas, we refer to the section ‘‘Regulation and supervision’’ of Aegon’s 2020 Annual Report on Form 20-F.

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

The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014, which was endorsed by the European Union in November 2016. The IASB issued IFRS 17 Insurance Contracts in May 2017. IFRS 17 will replace IFRS 4, which was intended as an

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	385

interim solution and allowed insurers to continue to use accounting principles that they had applied prior to the initial adoption of IFRS. In June 2020, the IASB decided, application subject to EU endorsement process, to defer the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023 (and also extend the fixed expiry date of the temporary exemption from applying IFRS 9 in IFRS 4 to annual reporting periods beginning on or after January 1, 2023).

An implementation project was started soon after the publication of the new Standard. It is expected that the impact of the initial application on Aegon’s financial statements will be significant.

Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon’s subsidiaries to pay dividends to Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations.

Aegon’s ability to make payments on debt obligations and pay operating expenses is dependent upon the receipt of dividends from subsidiaries, in particular, but not limited to, the operating companies in the US, the Netherlands, and the UK. Most of these subsidiaries are subject to regulatory restrictions that can limit the payment of dividends. In addition, local regulators in the countries where Aegon operates, supervisory and other authorities (such as EIOPA or the European Systemic Risk Board) may decide to impose or advise on further restrictions to dividend payments, or discourage such payments, specifically in exceptional and unpredictable economic circumstances. This may affect Aegon’s ability to satisfy its debt obligations or pay its operating expenses.

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

In addition, the R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group to remove, ex ante, material impediments to effective resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition on starting certain business activities, changing the legal or operational structure of the Group, or securing certain critical business lines). The use of this tool may adversely affect Aegon’s business, results of operations and financial position.

The EIOPA opinion on the 2020 review of Solvency II, referred to above, includes advice to the European Commission to include provisions, relating to minimum harmonization of recovery and resolution regime within the European Union, in the formal proposal for amendments to the Solvency II framework, expected to be published in the 2nd half of 2021. This might lead to the introduction of intervention tools, similar to those included in the R&R Act, in other EU member states in which Aegon’s subsidiaries are active.

Furthermore, to parts of the Aegon Group, in particular Aegon Bank N.V., the framework of the EU Directive on the recovery and resolution of credit institutions and investment firms (the ‘Bank Recovery and Resolution Directive’) is applicable. The Bank Recovery and Resolution Directive contains provisions that where both Aegon Bank N.V. and Aegon N.V. fail or are likely to fail, could be applied to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors.

Lastly, when the stability of the financial system is threatened by the condition of a financial institution the Dutch Minister of Finance may intervene immediately, in which case legal or statutory provisions, applicable to the financial institution, might be superseded. The intervention measures available to the Minister of Finance include, in particular, the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial institution. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.

There is a risk that the possible exercise of powers, or any perceived exercise of powers, by DNB or the Ministry of Finance could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. The R&R Act and the regime of the Bank Recovery and Resolution Directive are described in more detail in the section ‘Regulation and supervision’ of Aegon’s 2020 Annual Report on Form 20-F.

The United Kingdom’s exit from the European Union (‘Brexit’) may affect Aegon’s results and financial condition.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	386

Since January 31, 2020, the United Kingdom is no longer a member of the European Union. The post-Brexit relationship between the European Union and the United Kingdom is governed by the Trade and Cooperation Agreement. This Agreement does not include material arrangements relating to financial services. The European Union and the United Kingdom intend to agree upon a memorandum of understanding by March 2021 to establish the framework for regulatory cooperation in financial services, covering, among other things, transparency and appropriate dialogue in the process of adoption, suspension and withdrawal of equivalence decisions in the area of financial services. As the Transition Period only ended recently and with a significant lack of clarity around the way in which the provision of financial services between the European Union and the United Kingdom will be regulated, Aegon could be adversely impacted by unexpected developments and market developments, any of which could reduce the value or results of Aegon’s operations, in particular Aegon’s operations in the United Kingdom. Aegon could also be adversely impacted should Brexit result in the United Kingdom moving away from European Union legislation such as, but not limited to, Solvency II regulations and financial services legislation.

Legal and Compliance

The outcome of legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial position.

Aegon faces significant risks of litigation as well as regulatory investigations and actions relating to its and its subsidiaries’ businesses as well as Aegon’s compliance with regulations applicable to it as a corporate entity.

Insurance companies and their affiliated regulated entities are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, and policyholder advocate groups in the jurisdictions in which Aegon does business, including the United States, the Netherlands, and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; claims payments and practices; transparency and adequacy of product disclosures including regarding initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; and intellectual property.

Aegon entities are subject to anti-money laundering laws and regulations, including for example the US Bank Secrecy Act, the Dutch Anti Money Laundering and Terrorist Financing (Prevention) Act (Wet ter voorkoming van witwassen en financieren van terrorisme), UK Money Laundering, Terrorist Financing and Transfer of Funds Act, European Anti-Money Laundering Directives, or other regulations and these require us to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity, and maintain certain records. Further, Aegon entities are required to follow certain economic and trade sanctions programs, including for example ones administered by the Office of Foreign Asset Control, HM Treasury or the Council of EU that prohibit or restrict transactions with suspected persons, governments, and in certain circumstances, countries. Changes in, or violations of, any of these laws or regulations may require additional compliance procedures, or result in enforcement proceedings, sanctions or penalties, which could have a material adverse effect on Aegon’s businesses, financial condition and result of operations.

Aegon entities may be subject to anti-bribery legislation such as the Foreign Corruption and Practices Act in the US, the UK Bribery Act, Dutch anti-bribery provisions and other regulations. Any violations of the FCPA or other anti-bribery laws by Aegon, its employees, subsidiaries or local agents, could have a material adverse effect on its businesses and reputation and result in substantial financial penalties or other sanctions.

Government and regulatory investigations may result in the institution of administrative, injunctive, or other proceedings and/ or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. Regulators may also seek changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries.

Customers of certain of Aegon’s products bear significant investment risks with respect to those products which are affected by fluctuations in equity markets as well as interest rate movements. When investment returns disappoint, are volatile, or change due to changes in the market or other relevant conditions, customers may threaten or bring litigation against Aegon.

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

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	387

it may be protracted and subject to multiple levels of appeal, which can lead to significant costs of defense, distraction, and other constraints.

In some jurisdictions, plaintiffs may seek recovery of very large or indeterminate amounts under enhanced liability legal theories or claims of bad faith, which can result in tort, punitive and/or statutory damages. Damages alleged may not be quantifiable or supportable or may have no relationship to economic losses or final awards. As a result, Aegon cannot predict the effect of litigation, investigations or other actions on its business.

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

Several US insurers, including Aegon subsidiaries, have been named in class actions, as well as individual litigation, relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has agreed to settle two such class actions that had been venued in the US District Court for the Central District of California. The settlement in the first case, approved in January 2019, arose from increases implemented in 2015-2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represent approximately 43% of the value of the settlement fund. The individual opt out cases and disputes are on-going. Resolution of this class action ended a number of other related cases, including other federal and state class actions. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on 16 September 2020. Opt-outs in this case represent less than 7% of the value of the settlement fund. On 15 October 2020, two opt-out policyholders whose objections to the settlement were overruled by the trial court filed an appeal. The appeal has delayed implementation of the settlement. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. In the only individual case against Aegon’s subsidiary to reach trial (in 2017), a jury found that a 2013 increase to a certain group of policies was improper. The jury verdict was affirmed on appeal, which ended the case.

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

In the Netherlands, unit linked products (beleggingsverzekeringen) have been controversial and the target of litigation since 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. Aegon also decided to reduce future policy costs for the large majority of its unit-linked portfolio. Some of the unit linked products are still involved in ongoing litigation. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. In June 2017, the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force. Most of the claims of Vereniging Woekerpolis.nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. The Court of Appeal has stayed the class action proceedings during the preliminary proceedings at the Supreme Court in another class action of Vereniging Woekerpolis.nl against another insurance company. Aegon expects the claims and litigation, whether collective or on an individual basis and in court or through alternative dispute resolution mechanisms, on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon.

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

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	388

upheld the ruling of the Court of Appeals that a higher compensation might be payable in those circumstances, regardless of the financial position of the customer at the time of entering into the securities leasing contract. In July 2016, consumer interest group Stichting Platform Aandelenlease filed a mass claim against Aegon Bank regarding securities leasing product Sprintplan. In October 2017, the district court of The Hague ruled in favor of Aegon that the Sprintplan liability had been conclusively determined in earlier proceedings and there were no grounds to hold further collective proceedings. The plaintiff appealed. In February 2020, the Court of Appeal rejected all claims filed by platform Aandelenlease against Aegon Bank. Platform Aandelenlease confirmed that it will not appeal the ruling of the Court of Appeal which makes the ruling of the Court of Appeal final.

In the Netherlands Aegon is also involved in claims for compensation and the cancellation or nullification of contracts concerning the Vliegwiel product, a variation on securities leasing products Currently, proceedings are pending before the Dutch courts and the Financial Services Complaints Authority (‘Klachteninstituut Financiële Dienstverlening’), with numerous cases having been initiated by Leaseproces B.V. In December 2020 Aegon reached an agreement on a settlement with Leaseproces B.V. for those customers of Vliegwiel and Sprintplan products who are represented by Leaseproces B.V. The settlement is subject to conditions precedent and further operational details have yet to be agreed. Execution of the settlement is expected in 2021.

There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations, competitive position, reputation, and financial position. For additional information on proceedings in which Aegon is involved, refer to the notes to the consolidated financial statements, note 45 ‘Commitments and contingencies’ of Aegon’s 2020 Annual Report on Form 20-F.

Changes in government regulations in the jurisdictions in which Aegon operates may affect profitability and operating models.

Aegon’s regulated businesses, such as insurance, banking, and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients of these operating companies (e.g. policyholders), rather than holders of Aegon shares, capital securities and debt instruments. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, including its relationship with distributors of its products and other third parties and the structure of its relationship with employees. These changes may evolve over time and be open to interpretation through judicial and enforcement action. Such changes may also affect the profitability of its businesses and the products it offers. Additionally, the laws or regulations adopted or amended from time to time may impose greater restrictions on Aegon’s financial flexibility and operations or may result in higher costs to operate than currently is the case, including but not limited to financial and accounting requirements; information security, data privacy, transfer, storage, and usage requirements; modeling and other actuarial requirements and standards; investments, reserves, and financial management.

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

On May 12, 2020, DNB announced, in line with expectations due to Aegon’s former designation as a G-SII, that it has identified Aegon as one of the two IAIGs in the Netherlands, based on the size and international activities of the Aegon group.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	389

The implementation of ComFrame and the holistic framework may cause Aegon to engage in transactions that affect capital or constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and increase the cost to Aegon of offering certain products resulting in price increases, leading to the discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted.

As referred to above, the Solvency II 2020 review covers a broad range of topics of the Solvency II framework. Aegon’s insurance subsidiaries, as well as Aegon at Group level is subject to the Solvency II framework. If the technical advice, provided to the European Commission through the EIOPA Opinion on the 2020 review of Solvency II is taken over by the European Commission and the European co-legislators to a significant extent and without material changes, the amendments to the Solvency II framework may have a significant impact on the activities, profitability and financial position of Aegon and Aegon’s subsidiaries in the European Union.

In the United States, the Patient Protection and Affordable Care Act (PPACA) adopted in 2010 has been challenged in whole or in part since its adoption. Changes to the PPACA and to other laws and regulations impacting the US health insurance industry could have a material adverse effect on Aegon’s financial condition, results of operations, and competitive position. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of any such changes may significantly impact Aegon USA’s supplemental health insurance products business. The extent of any such changes or the corresponding impact on Aegon USA’s supplemental health insurance business cannot be determined at this time.

On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), a new rule requiring broker-dealers and investment advisers to recommend only those financial products to their customers that are in their customers’ best interest, and to clearly identify any potential conflicts of interest and financial incentives the broker-dealer may have in connection with the sale of such products. In addition, since the Department of Labor (DOL) Fiduciary Rule was vacated in July 2018, several states have moved forward with developing their own similar rules and proposals, which in some instances substantially broaden the standard of care traditionally owed by broker-dealers and/or insurance agents to their clients. The Biden Administration has indicated an interest in revisiting fiduciary-related issues but has not yet made any proposals.

The foregoing regulations and proposed regulations, along with any future regulations by the federal government and/or states that impose new, heightened, conflicting or differing standards of care or restrictions on broker-dealers, insurance agents, or advisers, could have a material impact on annuity sales and, as applicable, life insurance sales.

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

Aegon is subject to the substance and interpretation of tax laws in all countries in which Aegon operates or invests. The majority of tax risks relate to both Aegon’s products and its businesses, that would materialize due to (i) changes in tax laws, (ii) changes in interpretation of tax laws, (iii) later jurisprudence or case law, or (iv) the introduction of new taxes or tax laws. These tax risks include for example the risk of changes in tax rates, changes in loss carry-over rules and changes in customer taxation rules.

Tax risks also include the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax compliance risks could potentially leads to inaccurate, incomplete, or untimely tax returns. Materialization of those risks would lead to non-compliance, and potentially increased tax charges, penalties, and interest. Failure to manage reporting risks, may lead to tax positions in financial reporting that do not represent a true and fair view.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	390

Most of Aegon’s insurance products enjoy certain policyholder tax advantages. This permits, for example, the build-up of earnings on gross premium amounts with deferred taxation, if any, when the accumulated earnings are actually paid to our customers. Legislators have, from time to time, considered legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate this deferral of taxation. This may have an impact on insurance products and sales.

Overall, tax risks may have a materially adverse effect on Aegon’s businesses, profits, capital, and financial condition.

Judgments of US courts may not be enforceable against Aegon in Dutch courts.

There is no treaty between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the US federal securities laws, may not be enforceable in Dutch courts. Therefore, Aegon’s investors that obtain a judgment against Aegon in the United States may not be able to require Aegon to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment, or, if possible, the US investor has brought a successful original action in a Dutch court. Therefore, investors are required to undertake more action in order to enforce a US court judgment than in relation to any US counterparty.

Aegon may not manage risks associated with the reform and replacement of benchmark rates effectively.

Aegon recognizes that the reform of IBORs (Interbank Offered Rates) and any transition to replacement rates entail risks for all our businesses across our assets and liabilities. These risks include, but are not limited to:

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

Various supranational institutions, central banks, regulators, benchmark administrators and industry working groups play a role in the benchmark reform and the preparation for the replacement of IBORs. Although a lot of work has been done, there is still significant uncertainty around liquidity development, and the timetable and mechanisms for implementation, including application of spread adjustments to the alternative reference rates. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect Aegon. However, the implementation of alternative reference rates may have a material adverse effect on Aegon’s business, financial condition, customers, and operations.

Aegon may not be able to protect its intellectual property and may be subject to infringement claims.

Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent, and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property or defend itself against a claim of infringement of a third party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a materially adverse effect on Aegon’s businesses, results of operations, financial condition and Aegon’s ability to compete and pursue future business opportunities. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third-party’s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	391

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

Vereniging Aegon holds 32.6% of Aegon’s voting shares. For details on the shareholding of Vereniging Aegon, its developments, the Amended 1983 Merger Agreement and the Voting Rights Agreement, please see the section Major shareholders on pages 328-330.

Following the 1983 Amended Merger Agreement between Aegon N.V. and Vereniging Aegon, Vereniging Aegon has a call option on common shares B, which Vereniging Aegon may exercise to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

As a matter of Dutch corporate law, common shares and common shares B offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B are 1/40 of the financial rights attached to a common share. The Voting Rights Agreement between Aegon N.V. and Vereniging Aegon ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon will cast one vote for every common share it holds and one vote only for every 40 common shares B. It is at the sole discretion of Vereniging Aegon if a Special Cause has occurred. A Special Cause includes the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months. Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval.

Aegon Annual Report on Form 20-F 2020

Additional information Risk factors Aegon N.V.	392

Currency fluctuations may adversely affect the trading prices of Aegon’s common shares and the value of any cash distributions made.

Since Aegon’s common shares listed on Euronext Amsterdam are quoted in euros and Aegon’s common shares listed on NYSE New York are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of Aegon’s common shares. In addition, Aegon declares cash dividends in euros, but pays cash dividends, if any, on Aegon’s New York registry Shares in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

Perpetual Contingent Convertible Securities (or other securities that permit or require Aegon to satisfy its obligations by issuing common shares) that Aegon may issue could influence the market price for Aegon’s common shares.

In April 2019, Aegon issued EUR 500 million Perpetual Contingent Convertible Securities (“PCCS”). Upon the occurrence of a conversion trigger event the PCCS will be converted into common shares of the Company at the prevailing conversion price. A conversion trigger event, shall occur if at any time: (i) the amount of eligible own funds items eligible to cover the Solvency Capital Requirement is equal to or less than 75% of the Solvency Capital Requirement; (ii) the amount of own fund items eligible to cover the Minimum Capital Requirement is equal to or less than the Minimum Capital Requirement; (iii) in case the Minimum Capital Requirement is an event, such event occurs; or (iv) a breach of the Solvency Capital Requirement has occurred and such breach has not been remedied within a period of three months from the date on which the breach was first observed. The conversion price was set at EUR 2.994 per common share and will be adjusted upon occurrence of dilutive events like stock splits, extraordinary dividends or stock dividends, rights issues and others. A reduction of the conversion price will result in an increase in the number of common shares to be issued.

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

Aegon Annual Report on Form 20-F 2020

Additional information Compliance with regulations	393

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

Aegon UK has six UK resident customers who have one active Individual Pension Plan (IPP) and are UK-based employees of a British registered charity that appears on the Specially Designated Nationals (SDN) List with the identifier Specially Designated Global Terrorist (SDGT); the charity made contributions to the pensions. The customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 18,087 as at January 19, 2021, and regular monthly contributions of GBP 69.41 are being received into this policy. IPP #2 has a value of GBP 7,382 as at january 19, 2021, and regular monthly contributions of GBP 18.61 are being received. IPP #3 has a value of GBP 280,032 as at January 19, 2021, and regular monthly contributions of GBP 527.91 are being received. IPP #4 has a value of GBP 13,385 as at January 19, 2021, and no further contributions are being received. IPP #5 has a value of GBP 58,323 as at January 19, 2021, and no further contributions are being received. IPP #6 has a current value of GBP 12,621 as at January 19, 2021, and no further contributions are being received. The related annual net profit arising from these contracts, which is difficult to calculate with precision, is estimated to be no greater than GBP 11,700.

In the Netherlands, Aegon Levensverzekering N.V. has one Dutch resident customer who is a party subject to US sanctions for whom one active IPP and one individual life investment linked insurance policy are held. This person is on the Foreign Sanctions Evaders List (‘FSE List’) with Regard to Syria and is listed on the SDN and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 and are identified with the program tag [FSE-SY] and other program tags. The customer is not subject to sanctions in the Netherlands or EU.

The active IPP is a lifelong annuity plan which start at the retirement age of 65 (January 2023). The annual pensions benefits as of January 1, 2023 for this policy will be EUR 560.64 gross per year. The contribution into this policy ended in the 1980’s. The related annual net profit arising from this contract is negligible.

The individual life investment linked insurance policy has a value of EUR 81,088 as of January 1, 2021, and regular monthly contributions of EUR 198.60 are being received; all contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year.

Aegon Annual Report on Form 20-F 2020

Additional information Property, plant and equipment	394

Property, plant and equipment

Aegon owns 10 offices located in Cedar Rapids, United States with a total square footage of 1.2 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.0 million. Aegon’s principal offices in the United States are located in Denver, CO; Cedar Rapids, IA; Atlanta, GA; Louisville, KY; Baltimore, MD; Harrison, NY, and Plano, TX.

Other principal offices owned by Aegon are located in The Hague and Groningen, The Netherlands, and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Amsterdam, Leeuwarden and Zaandam), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Employees and labor relations

At the end of 2020, Aegon had 22,322 employees. Approximately 36% are employed in the Americas, 30% in International, 18% in the Netherlands, 10% in the UK and 7% in Asset Management. Note that employees who work at Aegon’s Corporate Center are included in numbers of the country in which they are located.

All of Aegon’s employees in the Netherlands, other than senior management, are covered by the collective labor agreement of Aegon NL. Aegon, the unions and the Dutch Central Works Council are working closely together in a co-creation steering group which prepares new agreements and tracks the implementation thereof. The current collective labor agreement has a duration of two years, from July 1, 2020 up to and including June 30, 2022. Aegon has experienced no significant strike, work stoppage or labor dispute in recent years.

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

A break-down of the number of employees is provided below:

	2020	2019	2018

Americas	7,960	8,570	8,824

The Netherlands	3,930	3,998	3,938

United Kingdom	2,307	2,261	3,135

International	6,598	7,393	9,181

Asset Management	1,527	1,535	1,464

	22,322	23,757	26,543

Of which Aegon’s share of employees in joint ventures and associates	4,193	5,162	6,854

See note 14 Commissions and expenses of the Notes to the consolidated financial statements of this Annual Report for a description of employee expenses.

Aegon Annual Report on Form 20-F 2020

Additional information Dividend policy	395

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

Aegon aims to pay out a sustainable dividend to allow equity investors to share in Aegon’s performance, which can grow over time if Aegon’s performance so allows. Aegon’s plans for returning capital to shareholders are based on the actual and expected capital position of its operating units, the expected levels of capital generation and free cash flow and the expected allocation of capital to invest in Aegon’s strategy and in the quality of its balance sheet. After investment in new business to generate organic growth, capital generation in Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies in addition to adhering to local regulatory and statutory requirements and restrictions.

Aegon uses cash flows from its operating subsidiaries to pay unallocated holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares, subject to maintaining the Holding’s capital and liquidity in line with its capital management and liquidity risk policies. Aegon’s Executive Board takes into account the actual and expected capital position of its operating units, Cash Capital at Holding balances, leverage ratios and strategic considerations when declaring or proposing dividends on common shares. Depending on circumstances, future prospects and other considerations, Aegon’s Executive Board has discretion to deviate from the aforementioned capital and liquidity measures.

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

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence versus offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the Company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Holders of common shares historically have been permitted to elect to receive dividends, if any, in cash or in common shares. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. Aegon pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., Aegon’s NYSE paying agent, based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (‘CEST’)) on the business day before the US-ex dividend day.

The offer and listing

The principal market for Aegon’s common shares is Euronext Amsterdam, where they are listed under the symbol ‘AGN’. Aegon’s common shares are also listed on NYSE New York under the symbol ‘AEG’. Aegon’s common shares B are not listed to trade on any securities market.

On Euronext Amsterdam only Euronext registered shares may be traded, and on NYSE New York only New York Registry Shares may be traded.

Aegon Annual Report on Form 20-F 2020

Additional information Memorandum and Articles of Association	396

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages 48-52).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

◆	All shares are in registered form;

◆	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;

◆	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;

◆	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement, Vereniging Aegon will not be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;

◆	All shares have the right to participate in Aegon’s net profits. Net profit is the amount of profits after contributions, if any, to a reserve account;

◆	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;

◆	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;

◆	There are no sinking fund provisions;

◆	All issued shares are fully paid-up; so, there is no liability for further capital calls; and

◆	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

◆	The common shares are listed; the common shares B are not listed;

◆	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and

◆	A repayment on common shares B needs approval of the holders of common shares B.

◆	A transfer of common shares B requires approval of the Supervisory Board of Aegon N.V..

Aegon Annual Report on Form 20-F 2020

Additional information Memorandum and Articles of Association	397

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

Material differences between Dutch law and US law with respect to the items above

Reference is made to the paragraph ‘Differences between Dutch and US company laws’ included in the Corporate Governance section of this Annual Report (see page 48).

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

Aegon Annual Report on Form 20-F 2020

Additional information Material contracts	398

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

Aegon Annual Report on Form 20-F 2020

Additional information Taxation	399

United States tax consequences to holders of shares

Introduction

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets, including certain Dutch withholding tax considerations. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

◆	Financial institutions;

◆	Insurance companies;

◆	Dealers or traders in securities or currencies;

◆	Tax-exempt entities;

◆	Regulated investment companies;

◆	Persons that at any time hold the common shares as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US Federal income tax purposes;

◆	US expatriates and former citizens or former residents of the United States;

◆	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

◆	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;

◆	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and

◆	Holders that have a ‘functional currency’ other than the US dollar.

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

Aegon Annual Report on Form 20-F 2020

Additional information Taxation	400

Dividend withholding tax in the Netherlands

Withholding requirement

Aegon is required to withhold 15% Dutch dividend withholding tax in respect of the gross dividends paid on its common shares. In the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

◆	Direct or indirect distributions of profit, regardless of their name or form.

◆	Liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes, unless a particular statutory exemption applies.

◆	The nominal value of new common shares issued to a holder of Aegon common shares or an increase of the nominal value of Aegon common shares, except insofar as the (increase in the) nominal value of Aegon common shares is funded out of its paid-in capital as recognized for Dutch dividend withholding tax purposes.

◆	Partial repayments of paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term ‘qualifying profits’ includes anticipated profits that have yet to be realized.

US residents

Residents of the United States that qualify for and comply with the procedures for claiming benefits under the Convention between the Kingdom of the Netherlands and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income 1992 (the US/NL Income Tax Treaty) may, under various specified conditions, be eligible for a reduction of the Dutch dividend withholding tax rate from 15% to 5% if the resident of the United States is a company which holds directly at least 10% of the voting power in Aegon. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

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

US tax treatment of distributions

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

Aegon Annual Report on Form 20-F 2020

Additional information Taxation	401

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

Passive foreign investment company considerations

Based on the nature of Aegon’s gross income, the average value of Aegon’s gross assets and the active conduct of Aegon’s insurance business, Aegon does not believe that it could be classified as a passive foreign investment company (PFIC). If Aegon were treated as a PFIC in any year during which a US holder owns common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

Aegon Annual Report on Form 20-F 2020

Additional information Taxation	402

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

Aegon Annual Report on Form 20-F 2020

Additional information Principal accountant fees and services	403

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2020, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for services rendered by PwC in 2020, 2019 and 2018.

Fees independent public accountant

in EUR million	2020	2019	2018
Audit fees	34	32	37

Audit-related fees	5	6	2

	40	38	39

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

For the period 2018 to 2020, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Aegon Annual Report on Form 20-F 2020

Additional information Purchases of equity securities by the issuer and affiliated purchasers	404

Purchases of equity securities by the issuer and

affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month

January 1 - 31, 2020	-	-	-	-

February 1 - 29, 2020	-	-	-	-

March 1 - 31, 2020	-	-	-	-

April 1 - 30, 2020	-	-	-	-

May 1 - 31, 2020	-	-	-	-

June 1 - 30, 2020	-	-	-	-

July 1 - 31, 2020	-	-	-	-

August 1 - 31, 2020	-	-	-	-

September 1 - 30, 2020	-	-	-	24,028,645 2)

October 1 - 31, 2020	24,028,645	2.46	24,028,645	-

November 1 - 30, 2020	-	-	-	-

December 1 - 31, 2020	-	-	-	-

Total	24,028,645		24,028,645

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

[2]	Share purchase program announced on September 17, 2020

Aegon Annual Report on Form 20-F 2020

405

Other Non-financial information
406	Non-financial data
411	Basis of preparation
414	Reference tables and reporting frameworks
414	◆ International Integrated Reporting Council (IIRC) framework
415	◆ EU Directive on Non-Financial Information
415	◆ Task Force on Climate-related Financial Disclosures (TCFD)
421	◆ UN Principles for Sustainable Insurance (PSI)
423	◆ UN Sustainable Development Goals (SDG)
426	Glossary
432	Abbreviations
433	Disclaimer
435	Contact
436	Documents on display
437	Index to Exhibits

Aegon Annual Report on Form 20-F 2020

Non-financial data	406

Non-financial data

Data on Aegon’s environmental, social and governance performance has been grouped according to stakeholder (customers, employees, business partners, investors and wider community). Some figures may not add due to rounding. Year-on-year changes have been calculated using pre-rounded numbers.

Customers

Indicator	2020	2019	Change 2019 to 2020	2018

Customer metrics

Total number of customers	30.4 million	29.9 million	1.4%	29.3 million

Number of new customers	4.6 million	4.3 million	8.0%	3.8 million

Number of customers with two or more products	4.7 million	5.0 million	(5.7%)	5.2 million

Customers with two or more products (% of total customers)	16%	17%	(1 pp)	18%

Digitally connected customers (% total customers)	41%	36%	(4 pp)	31%

Net Promoter Score (NPS)

Net Promoter Score (NPS) - above peer average1)	32%	9%	23 pp	38%

1st quartile	26%	2%	24 pp	1%

2nd quartile	6%	7%	(1 pp)	36%

3rd quartile	59%	60%	(1 pp)	6%

4th quartile	9%	31%	(23 pp)	56%

Net Promoter Score (NPS) - coverage2)	87%	88%	(1 pp)	89%

Complaints

Total customer complaints3)	80,510	91,348	(11.9%)	79,509

Significant fines4) to address cases of mis-selling	EUR 8.2 million	EUR 0.3 million	NM	EUR 84.8 million

Claims, benefits and plan withdrawals

Total claims, benefits and plan withdrawals	EUR 57.4 billion	EUR 59.4 billion	(3.3%)	EUR 53.6 billion

NA – not applicable

NM – not measured

pp - percentage points

[1]

Table shows NPS performance benchmarked against peers for Aegon businesses in the US, Netherlands and UK. Top line shows percentage of businesses ranking in the top half, weighted by customer numbers. Figures below provide the breakdown by quartile.

[2]	This coverage percentage is largely due to the fact that we are not (yet) measuring relation NPS with our customers in our growing joint venture businesses in Brazil, Spain and Portugal.
[3]	Includes all written and verbal complaints.
[4]	Includes any fines in excess of EUR 100,000

Aegon Annual Report on Form 20-F 2020

Non-financial data	407

Employees

Indicator	2020	2019	Change 2019 to 2020	2018

Workforce

Total number of employees1)	22,322	23,757	(6.0%)	26,543

Total number of direct employees2)	17,989	18,905	(4.80%)	19,750

New hires	2,217	2,974	(25.5%)	3,891

Turnover	18%	32%	(14 pp)	33%

Voluntary	13%	15%	(2 pp)	18%

Involuntary	5%	17%	(12 pp)	15%

Health and safety

Absentee rate	1.7%	1.8%	(0 pp)	2.4%

Work-related injuries and illnesses	47	184	(74.5%)	163

Inclusion and diversity

% of women in workforce	50%	49%	1 pp	49%

% of women in senior management	32%	29%	3 pp	33%

% of women in Supervisory Board	43%	29%	14 pp	29%

% of women in Executive and Management Board	17%	18%	(1 pp)	27%

Employee engagement

Employee engagement score3)	72	67	5 pp	65

Remuneration

Total employment costs	EUR 2.0 billion	EUR 2.1 billion	(7.1%)	EUR 2.1 billion

Salaries	EUR 1.3 billion	EUR 1.3 billion	(0.1%)	EUR 1.2 billion

Ratio of median to CEO salary4)	32:1	33:1	NM	42:1

Training and development

Spending on training and career development	EUR 10.9 million	EUR 16.9 million	(35.5%)	EUR 12.5 million

% of employees completing training on Code of Conduct.	97%	95%	2 pp	99%

NA – not applicable

NM – not measured

pp - percentage points

[1]	Direct employees and tied agents
[2]	Direct employees only
[3]	Index developed by Culture Amp. Employee engagement measures the degree of employee motivation and commitment to the Company.
[4]	The total remuneration IFRS-EU expenses for all employees divided by the annualized CEO expenses.

Aegon Annual Report on Form 20-F 2020

Non-financial data 408

Business partners

			Change 2019
Indicator	2020	2019	to 2020	2018

Brokers and intermediaries

Commissions paid to brokers and other intermediaries	EUR 2.3 billion	EUR 2.4 billion	(5.8%)	EUR 2.4 billion

Reinsurers

Premiums paid to reinsurers	EUR 2.7 billion	EUR 2.4 billion	11.1%	EUR 2.7 billion

Goods and services

Total spend on goods and services	EUR 1.6 billion	EUR 1.5 billion	3.6%	EUR 1.5 billion

% spend on goods and services with ‘in-scope’ suppliers1)	84%	NM	NA	NM

Number of ‘in-scope’ suppliers assessed for ESG performance2)	67	NM	NA	NM

% ‘in-scope’ spend on goods and services assessed for ESG performance	56%	NM	NA	NM

Fraudulent activity

Incidents/attempts of fraud involving employees, intermediaries and third parties	4,014	4,541	(11.6%)	3,652

NA – not applicable

NM – not measured

pp - percentage points

[1]	Top 250 suppliers by spend
[2]	Scored for environment, social and governance (ESG) performance through the EcoVadis rating platform

Investors

			Change 2019
Indicator	2020	2019	to 2020	2018

Returns to investors	EUR 370 million	EUR 899 million	(58.8%)	EUR 861 million

Dividend payments1)	EUR 123 million	EUR 611 million	(79.9%)	EUR 570 million

Coupon payments	EUR 248 million	EUR 288 million	(13.8%)	EUR 291 million

Dividend payments due/share	EUR 0.12	EUR 0.31	(61.3%)	EUR 0.29

Share price (change year-on-year)	(20.5%)	0.3%	NM	(23.3%)

Total shareholder return	(18.4%)	8.0%	NM	(19.0%)

NA – not applicable

NM – not measured

pp - percentage points

[1]

Does not include impact of share buy-backs. Aegon’s final dividend for 2020 is subject to approval by the Company’s Annual General Meeting of Shareholders, due to take place in June 2021. Figures include both interim and final dividends for each year. Calculation reflects IFRS accounting of inventory effects of share repurchases relating dividends paid in stock.

Society

Change 2019
Indicator	2020	2019	to 2020	2018

Community investment

Cash donations1)

Financial security and education	EUR 3.0 million	NM	NA	NM

Financial education and literacy	EUR 2.7 million	NM	NA	NM

Employability later in life	EUR 0.3 million	NM	NA	NM

Longevity and well-being	EUR 5.7 million	NM	NA	NM

Physical fitness	EUR 0.2 million	NM	NA	NM

Mental vitality	EUR 0.9 million	NM	NA	NM

Prevention of diseases	EUR 1.7 million	NM	NA	NM

Livable communities	EUR 2.9 million	NM	NA	NM

Other	EUR 0.8 million	NM	NA	NM

Total cash donations	EUR 9.5 million	EUR 8.2 million	16.4%	EUR 9.3 million

CONTINUED > Aegon Annual Report on Form 20-F 2020

Non-financial data 409

Indicator	2020	2019	Change 2019 to 2020	2018

Volunteering2)

Volunteering hours	4,399	19,448	(77.4%)	14,082

Volunteering value	EUR 0.2 million	EUR 0.9 million	(77.7%)	EUR 0.7 million

Total value community investment	EUR 9.7 million	EUR 9.0 million	5.4%	EUR 10.1 million

Total value as % of net income	17.6%	0.6%	17 pp	1.4%

Responsible investment

Responsible investment solutions (RIS) total value3)	EUR 212.8 billion	EUR 206.2 billion	3.2%	NM

Exclusions	EUR 203.9 billion	EUR 197.2 billion	3.4%	NM

Best-in-class	EUR 3.3 billion	EUR 2.9 billion	14.0%	NM

Sustainability-themed	EUR 2.4 billion	EUR 1.0 billion	124.9%	NM

Impact investments	EUR 3.2 billion	EUR 5.0 billion	(34.9%)	NM

Number of companies engaged	575	564	2.0%	360

% engagements addressing environment issues	24%	NM	NA	NM

% engagements addressing social issues	20%	NM	NA	NM

% engagements addressing corporate governance issues	49%	NM	NA	NM

% engagements addressing general disclosures	7%	NM	NA	NM

Number of shareholder meetings where votes cast	2,511	2,321	8.2%	1,373

Tax

Taxes borne by Aegon	EUR 319 million	EUR 615 million	NA	EUR 620 million

Corporate income tax4)	EUR 10 million	EUR 42 million	NA	EUR 36 million

US	(EUR 43 million)	(EUR 12 million)	NA	(EUR 35 million	)

Netherlands	EUR 33 million	EUR 32 million	NA	EUR 3 million

UK	EUR 14 million	(EUR 9 million)	NA	EUR 30 million

Others	EUR 6 million	EUR 31 million	NA	EUR 40 million

Taxes collected on behalf of others	EUR 2.51 billion	EUR 2.45 billion	NA	EUR 2.16 billion

Environment (business operations)

GHG emissions (metric tons CO2e)5)

Scope 1	4,993	5,189	(3.8%)	5,011

Scope 2 (gross/location)	34,072	42,449	(19.7%)	47,142

Scope 2 (net/market)	102	1,005	(89.9%)	380

Scope 3 operational	2,139	11,637	(81.6%)	13,801

Total operational (gross/location)	41,205	59,275	(30.5%)	65,955

Total operational (net/market)	7,237	17,831	(59.4%)	19,193

Total operational per employee (net/market)	0.4	1.0	(57.9%)	1.1

Total operational per unit revenue (EUR million) (net/market)	0.3	0.6	(49.5%)	0.6

Energy consumption (MWh)

Fuel	18,679	25,403	(26.5%)	27,239

Electricity (renewable)	74,699	86,107	(13.2%)	92,873

Electricity (non-renewable)	750	2,741	(72.6%)	748

Electricity (total)	75,449	88,848	(15.1%)	93,621

Total energy	94,128	114,251	(17.6%)	120,860

Renewable electricity (% total electricity)	99%	97%	2.1%	99%

Renewable energy (% total energy)	79%	75%	4.0%	77%

Travel (million km)

Air travel	22.1	89.4	(76.0%)	107.5

CONTINUED > Aegon Annual Report on Form 20-F 2020

Non-financial data 410

Indicator	2020	2019	Change 2019 to 2020	2018

Environment (investments - global general account)6)

Corporate Fixed Income7)

Absolute footprint (metric tons CO2e)	4,878,000	NA	NM	NA

Absolute footprint (coverage)	77%	NA	NM	NA

Relative intensity (metric tons CO2e/EURm invested)	110	NA	NM	NA

Relative intensity (coverage)	77%	NA	NM	NA

Weighted average carbon intensity (metric tons CO2e/EURm revenue)	430	NA	NM	NA

Weighted average carbon intensity (coverage)	84%	NA	NM	NA

Carbon Risk / vulnerability (Sustainalytics rating)	9	NA	NM	NA

Carbon Risk / vulnerability (coverage)	63%	NA	NM	NA

Sovereign Fixed Income8)

Absolute footprint (metric tons CO2e)	13,863,000	NA	NM	NA

Absolute footprint (coverage)	98%	NA	NM	NA

Relative intensity (metric tons CO2e/EURm invested)	500	NA	NM	NA

Relative intensity (coverage)	98%	NA	NM	NA

Weighted average carbon intensity (metric tons CO2e/EURm GDP)	330	NA	NM	NA

Weighted average carbon intensity (coverage)	98%	NA	NM	NA

Carbon Risk / vulnerability	67	NA	NM	NA

Carbon Risk / vulnerability (coverage)	98%	NA	NM	NA

NA – not applicable

NM – not measured

pp - percentage points

[1]	In 2019 we defined the focus of the categories as part of Aegon’s Charitable Donations Standards and in 2020 we have started to measure and report against these.
[2]	Number of hours spent by Aegon employees volunteering on local community projects during the year. COVID-19 social distancing requirements limited volunteering opportunities in 2020.
[3]

Responsible Investment Solutions (RIS) are investment strategies that go beyond ESG integration to pursue competitive financial returns by incorporating specific ESG or sustainability criteria. In 2019, Aegon AM formalized its responsible investment principles and developed a common terminology. AM’s responsible investment solutions span four key categories: exclusions, best-in-class, sustainability-themed and impact investments. This AuM reporting methodology was updated in 2019 and is reflected in the data shown on this page.

[4]

Please note, there is often no direct correlation between tax reported on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible items are not recognized in the Company’s profit & loss statement but directly in equity. Additionally payments and refunds for prior years can impact the amounts paid or received in the current year. The US corporate income tax refund is related to refundable minimum tax credits generated in prior years. Furthermore, the 2020 US tax liability will be satisfied entirely by losses carryforwards and tax credits, including low income housing tax credits.

[5]

GHG emissions have been calculated based on energy consumption and air travel for the US, the UK and the Netherlands, and extraolated to cover the headcount of our remaining in-scope business units. Under the market-based calculation methodology prescribed by the Greenhouse Gas Protocol, electricity consumption in the US has been accounted as zero-carbon through the purchase of Renewable Energy Certificates (RECs). A significant proportion of electricity consumed in the UK and the Netherlands is procured on a ‘green tariff’ basis which has also been accounted as zero-carbon. Aegon’s operations in US, UK and the Netherlands have been carbon neutral since August 2016 through offsetting our remaining market-based GHG emissions by supporting projects in Brazil, China and Turkey. These offset projects were selected in partnership with ClimateCare.

[6]	Measurements for previous years not comparable due to change in scope; see Integrated Annual Report 2019 for details of historical measurement.
[7]

Aegon calculation. Values as of 31 December 2020. Climate metrics calculated per Methodology section below. Relative intensity, weighted average carbon intensity and carbon risk values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary. Certain information ©2021 Sustainalytics, MSCI ESG Research L.L.C. and Bloomberg Finance L.P. Reproduced with permission. Not for further distribution.

[8]

Aegon calculation. Values as of 31 December 2020. Climate metrics calculated per Methodology section below. Relative intensity, weighted average carbon intensity and carbon vulnerability values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary.

Aegon Annual Report on Form 20-F 2020

Basis of preparation	411

Frameworks

Aegon’s aim in producing this report is to provide a balanced overview of the Company’s operations, strategy and performance, as well as our approach to long-term value creation (both financial and non-financial) for our key stakeholder groups. To these ends, this constitutes an integrated report, and has been prepared in accordance with the standards of the International Integrated Reporting Council (IIRC) Integrated Reporting Framework.

Aegon supports the objectives of the Global Reporting Initiative (GRI) standards and we continue to use those in defining our non-financial reporting at a granular level.

We are also integrating the Task force on Climate-related Financial Disclosures (TCFD) reporting framework herein.

The basis of preparation for the financial information can be found in note 2 Significant accounting policies on page 155.

Content and approval

Non-financial content is based on aggregated data collected and reported by Aegon businesses. Content is reviewed by subject matter experts at Corporate Center, as well as the Company’s Management and Supervisory Boards before publication.

Aegon has not sought external assurance for the non-financial information in this report. This is to allow for further progression in the enhancement of our non-financial data collection and reporting processes.

Reporting scope and boundaries

Non-financial data in this report covers the full-year 2020 (January-December), unless otherwise stated. All necessary notes, explanations and definitions are provided in the text or accompanying tables. The scope of our non-financial reporting is determined by two factors:

1. The relative size of our businesses and;

2. The potential impact on overall Group performance or strategy.

Consequently, we focus reporting on our four largest operating segments (Americas, the Netherlands, UK and Asset Management), and include other fully-owned businesses as practicable. We have not included divested businesses, as well as all joint ventures and associates in which Aegon does not have a majority shareholding. For a more detailed overview, see page 413.

Aegon reports impact on both its business and its immediate stakeholders (customers, employees, business partners and investors). Where possible, the Company also includes secondary impacts on society, for example local economies, communities and public services.

Materiality principle

Aegon applies the principle of materiality to determine the content and scope of its integrated Annual Report. For non-financial data, the report focuses on information elated to topics the Company believes have, or will have, a significant long-term impact on its profitability, operations or reputation (i.e. the prospects for successful and continued long-term value creation). The principle of materiality applies to both Aegon’s own businesses and to the Company’s relations with its main stakeholders (see Reporting scope by operating segment, page 413). In determining materiality, Aegon takes into account numerous, wide-ranging factors which may affect our value creation, and as such our long-term growth and returns to investors. This includes potential risks, impact on earnings, brand, reputation, strategy, customer loyalty and recruitment.

Material topics are identified through Aegon’s ‘Business Environment Scan’ (BES) process, the aim of which is to identify topics, including opportunities and new and developing challenges, which could have significant impact on value creation and Aegon’s financial strength, competitive position or reputation. The scan provides for continued refinement of Aegon’s assessment of movement in the opportunities and challenges of the macro-economic environment as they present to the specifics of our business operations.

The BES is performed on a two-yearly basis with annual updates for significant changes. Topic identification, mapping and selection are based on desk research, interviews with experts and management judgment.

Aegon Annual Report on Form 20-F 2020

Basis of preparation	412

The findings from our BES process are used not only in defining materiality for our non-financial reporting, but also for the ongoing development of our business strategy. Particular outcomes from the process may be flagged for dedicated follow-up, targeted analysis or enhanced tracking on a global basis.

The following eight topics were rated as most material by significance of their impact and opportunity, and their potential liklihood:

1.  Data protection and information security

2.  Customer propositions & technological innovation

3.  Reputation

4.  Low rates, low economic growth and high debts

5.  Pandemic

6.  People skills

7.  Trade wars, regionalization and protectionism

8.  Climate change and loss of biodiversity

Global non-financial indicators

Our strategy aims to build life-long relationships with customers to provide financial security and well-being to and through retirement. Our strategy helps us address the material topics that are important to our customers, employees, investors and other stakeholders; this strategy will also strengthen our ability to create long-term value. Aegon has selected six global non-financial indicators; these will be used to assess progress against specific aspects of the Company’s strategy (see page 22).

Additional non-financial data

In addition to the data in this report, Aegon collects other non-financial data. This includes data on working conditions, use of social media in customer support, consumption of energy and greenhouse gas emissions etc. Further details may be found on the Company’s website (aegon.com).

Aegon Asset Management also publishes an annual Responsible Investment report, last published in May 2020 and available at aegon.com.

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

All employees, including those in joint ventures, participate on a voluntary basis. New hires (less than 3 months employed) do not participate. Although the majority of employee data is processed centrally, some data is still processed in local HR systems and may be subject to a different level of certainty with regard to completeness. In 2019, contractors as participants were exceptionally allowed for one business unit (0.3% of all participants), however, these were excluded again for 2020.

Aegon Annual Report on Form 20-F 2020

Basis of preparation	413

Reporting scope by stakeholder group

Indicator	Operating segment

	Americas	Netherlands	United Kingdom	International	Asset Management	Holding and others

Customers

Number of customers

Number of new customers

Number of customers with two or more products

Net Promoter Score (NPS)

Customer complaints

Significant fines to address cases of mis-selling

Claims, benefits and plan withdrawals

Employees

Number of employees

New hires

Turnover

Absenteeism

Work-related injuries and illnesses

% of women in workforce and senior management

Employee engagement score

Employments costs

Ratio of median to CEO salary

Spend on training and career development

Business partners

Commissions paid to brokers and other intermediaries

Premiums paid to reinsurers

Spend on goods and services

Supplier assessment for environment, social and governance (ESG) performance

Incidents / attempts of fraud by employees, intermediaries and third parties

Investors

Returns to investors

Dividend payments due/share

Share price

Total shareholder return

Society

Community investment (cash donations and volunteering)

Responsible investment solutions (RIS) and active engagement

Taxes (borne and collected)

Energy consumption and business air travel

Greenhouse gas (GHG) emissions (operations)

Carbon footprint (investment portfolio)

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	414

Reference tables

International Integrated Reporting Council (IIRC) framework

Table below shows Aegon’s compliance with the IIRC’s Integrated Reporting (IR) framework.

For more information, see www.integratedreporting.org.

Disclosure	Topic	Page reference¹ (or details of omissions if applicable)

Guiding principles	Strategic focus and future orientation	COVID-19 (page 8)

Business Environment Scan (page 16)

Aegon’s strategy (page 19); Responsible business (page 24) and Responsible investment (page 31)

Long-term value for our stakeholders (page 34)

	Connectivity of information	We identify our material topics (page 16) through our biennial Business Environment Scan. These topics are linked directly to risks and opportunities, which are consider for both Aegon’s strategy (page 19) and approach to Responsible business (page 24). These choices in resource allocation in turn have an impact on the Long-term value for our stakeholders (page 34).

	Stakeholder relationships	Long-term value for our stakeholders (page 34)

	Materiality	Business Environment Scan (page 16)

Basis of preparation – Materiality principle (page 411)

	Conciseness	Pages 1-45 are structured around our material topics, the risks, opportunities, strategy, as well as performance and value associated with these; we have also applied the materiality principle to content (page 411)

	Reliability and completeness	Basis of preparation – Content and approval (page 411)

Independent auditor’s report (page 338)

	Consistency and comparability	This Report is prepared in accordance with IFRS standards, as adopted by the European Union, as well as the IIRC framework. We have used the IIRC framework since 2014; this is Aegon’s third fully combined Annual Report, but its tenth integrated report. For this Report, while we keep in spirit with the Global Reporting Initiative framework, we are no longer reporting against it. We are making the shift to integrating more material frameworks; like that of the Task Force on Climate-related Financial Disclosures (page 415).

Content elements	Organizational overview and external environment	Aegon: A leading provider of financial solutions (page 11)

Aegon’s business environment (page 13)

Business Environment Scan (page 16)

	Governance	Corporate governance (page 48)

	Business model	Value creation (page 35)

	Risk and opportunities	Aegon’s business environment (page 13)

Business Environment Scan (page 16)

	Strategy and resource allocation	Aegon’s strategy (page 19)

Long-term value for our stakeholders (page 34)

	Performance	Performance in 2020 (page 22)

	Outlook	COVID-19 (page 8)

Performance in 2020 (page 22)

	Basis of preparation and presentation	Basis of preparation (page 411)

Additional note	Financial	Value creation (page 35)

on IR capitals	Human	Value creation (page 35)

	Intellectual	Value creation (page 35)

	Manufactured	Value creation – Explanatory note (page 35)

	Social & relationship	Value creation (page 35)

	Natural	Value creation – Explanatory note (page 35)

1	All page numbers in this table refer to Aegon’s 2020 Annual Report on Form 20-F, unless otherwise stated. Where there are several examples, we have included principal references only.

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	415

EU Directive on Non-Financial Information

The table below shows compliance with EU Directive 2014/95/EU on non-financial reporting. All companies with 500 employees or more are required to publish non-financial information “to the extent necessary for an understanding of the (Company’s)

development, performance, position and impact of its activity relating to, as a minimum, environmental, social and employee matters, respect for human rights, anti-corruption and bribery matters”.

EU Directive requirement	Page reference	Equivalent requirement under Dutch law[1]

Article 3.1.a Brief description of company’s business model	Our Business Model (page 35)	Decree non-financial information (article 3.1.a)

Article 3.1.b(i) Description of the policies relating to:		Decree non-financial information (article 3.1.b)

Environmental, social and employee matters (including due diligence processes implemented)	Non-financial policies, procedures and outcomes (page 87)

The outcome of these policies.	Long-term value for our stakeholders (pages 34-45) includes an in-depth description of environmental, social employee outcomes by stakeholder group.

Note: Non-financial data tables (pages 406-410) also include information on outcomes relating to environmental, social and employee matters.

Article 3.1.b(ii) Description of the policies relating to:		Decree non-financial information (article 3.1.b)

Respect for human rights	Non-financial policies, procedures and outcomes (page 87)

The outcome of these policies.	Long-term value for our stakeholders (page 34-45) includes an in-depth description of human rights outcomes by stakeholder group.

Article 3.1.c(iii) Description of the principal risks with regard to Article 3.1.b(i-iii) namely:		Decree non-financial information (article 3.1.c)

environmental, social and employee matters,	Risk management (page 111) Risk factors (pages 370-392)

respect for human rights, and;

fight against corruption and bribery, and how these risks are managed.	Note: Aegon’s strategy (page 19) and Responsible business (pages 24-30) describe in detail our approach to managing the risks and opportunities associated with our most important environmental, social and employees matters. Further, Our business environment (pages 13-18) covers related challenges from an over-arching macro-economic context.

Article 3.1.d		Decree non-financial information (article 3.1.d)

Non-financial key performance indicators	Performance highlights (page 10) Performance in 2020 (page 22) Non-financial policies, procedures and outcomes (page 87)

Note: Non-financial data (page 406) also includes information on environmental, social and employee matters
1

The EU Directive was transposed into Dutch law through two decrees relating respectively to non-financial information and diversity policy (Bekendmaking niet-financiële informatie /Bekendmaking diversiteitsbeleid).

Task Force on Climate-related Financial Disclosures (TCFD)

Introduction

Climate change represents one of the biggest risks for society, the economy and financial institutions. Mitigating climate change, including the reduction of greenhouse gas (GHG) emissions, is a major global challenge. Aegon believes that governments, companies, and investors have a responsibility to mitigate climate change and its impacts, and facilitate a transition to a climate-resilient economy.

The present disclosure builds on earlier disclosures made since 2017. It is made on behalf of Aegon N.V., a global leader in investment, protection, and retirement solutions, as both an asset owner and an asset manager.

Similar to previous years, it follows the Task Force on Climate-related Financial Disclosure’s (TCFD) four-pillar framework to facilitate disclosure. Aegon strives to continuously enhance its reporting and business practices and welcomes feedback from stakeholders on the appropriateness and relevance of this disclosure.

Governance

Global governance for responsible business and investment topics is coordinated by the Responsible Business and Investment Committee (RBIC). The RBIC meets quarterly to review and discuss topics of importance to Aegon as a whole – including climate change. The RBIC advises the Executive Board and Management Board. It is chaired by the CEO of Aegon Americas

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	416

(who is also a member of Aegon’s Management Board) and consists of senior-level representatives from across the business.

The Climate Change Working Group (CCWG), a working group of the RBIC, continues to be the primary body responsible for assessing and monitoring climate-related issues within Aegon. The CCWG is tasked with evaluating new climate developments affecting investment, insurance, and our other business activities, and recommending further action when necessary.

The CCWG meets at least quarterly. It is chaired by a member of Aegon Asset Management’s Responsible Investment team and comprises representatives from different functional areas across the Company, including investment portfolio risk management, operational and underwriting risk management, investment analysis, corporate strategy and sustainability, public affairs, and responsible investment.

Climate-related issues assessed as relevant or material by the CCWG are presented to the RBIC through regular reporting. The CCWG also coordinates specific climate-related insight and analysis for the RBIC, including understanding the carbon footprint of investments and providing expert subject matter review of the Aegon N.V. Responsible Investment Policy.

Strategy

Aegon is committed to a responsible way of doing business and seeks to meet the increasing expectations of multiple stakeholders – investors, but also customers, employees, business partners and the wider community. Our Responsible Business vision is to provide financial security and well-being for individuals: a thoughtful approach to secure retirement and healthy aging in our society, and make a lasting contribution to a healthy environment.

Risks

Aegon undertakes a biennial Business Environment Scan to identify macro-economic opportunities and challenges expected to be of high likelihood of occurring and high impact to our business. For 2020 the scan included consideration of climate change and the loss of biodiversity. While direct physical risks from environmental catastrophes and loss of biodiversity to Aegon are expected to be limited, we expect to be exposed to regulatory risks associated with new and emerging market requirements. As a result, we seek to further embed climate and environmental considerations into our business and investment decisions – both to avoid damaging the planet and to safeguard our reputation. See the Business Environment Scan itself for further discussion.

For our life insurance business, most of our liabilities are exposed to mortality and morbidity rates, both the current levels and the uncertainty around how they will develop over the coming decades. An important driver when assessing the value of our liabilities is how past increases in longevity are extrapolated into the future. Climate change will play a role in this, however there are many other factors that are expected to be more immediately influential, for example: the current COVID-19 pandemic, medical advancements, limits to human biology and changes in lifestyle. It should also be noted that the relationship between mortality and morbidity and climate change is complex, and the direction of the impact can also vary geographically. Furthermore, it is also expected that climate change will have a relatively lower impact on longevity and health of the insured population compared to the general population, as this group is more affluent and is more likely to be able to better adapt to changing conditions. Taking all this into consideration, Aegon follows widely adopted industry methods where the extrapolation of future longevity is performed solely based on past experiences of mortality and morbidity rates, without separately modelling each of the underlying drivers like climate change.

In contrast, our investments are exposed to both physical and transition risks. While we expect the transition risks associated with policy and market actions intended to mitigate climate change to be most salient in the near term, the value of our holdings can reasonably be expected to be influenced by both over time. However, previous scenario analysis has shown that our relatively high allocation to fixed income, including government bonds, should limit our overall exposure.

For our property and casualty (P&C) business, we expect a more direct impact from climate change through, for example, higher claim frequencies arising from an increase in extreme weather events. However, prices for P&C insurance are set in advance for much shorter periods than for life insurance. Prices are determined by closely monitoring past claim frequencies and adjusting the premiums over time while maintaining an adequate level of expected profitability. As a result, it can be reasonably expected that climate change impacts will be gradually considered and reflected in adjusted premiums as the physical consequences of an increase in global temperatures become apparent.

Case study: Climate risk in the Dutch General Account

Aegon Netherlands performed an assessment on the impact of climate change on the General Account asset values and the increase and timing of life and non-life insurance claims. The assessment distinguished between physical risks that arise from more frequent and severe climate events and transitional risks that stem from the process of societal and governmental adjustment towards a net zero carbon economy. In terms of physical risk, while the majority of Aegon Netherlands’ investments are in Western Europe and the US – two regions less vulnerable to the impact from physical climate risk – significant mortgage and real estate holdings in the Netherlands does increase the overall exposure to flood risk. While exposure to transition risk is in part determined by the extent to which investments are made in energy intensive sectors such as energy or industry, it is also reasonable to expect some transition risk from non-sustainable real estate exposure – including mortgages. It is the Dutch government’s ambition to improve the sustainability of the local housing stock by encouraging all

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	417

buildings achieve an ‘A’ energy label by 2030. If the government decides to expedite implementation of supporting legislation, this could potentially result in lower rated real estate losing market value, thereby increasing the risk associated with a large mortgage portfolio.

Opportunities

As an investor, Aegon has an important role to play in supporting the climate transition. By making climate-smart investment choices, Aegon can contribute to a cleaner, healthier environment as well as provide our clients with opportunities to minimize their own climate impacts. Climate change continues to be a focus of Aegon’s investment strategy and is guided by our Responsible Investment Policy.

Case study: Aegon UK Net Zero Commitment

In early 2021, Aegon UK publicly committed to achieving net zero carbon emissions in their default solutions by 2050 with the aim of exploring the feasibility of reducing them by half by 2030. As a workplace pension provider, Aegon UK is seeking to take a more active position in addressing climate change while supporting the UK Government’s own 2050 net zero ambition. To get started on meeting the commitment, Aegon UK has begun working with HSBC Global Asset Management on the creation of solutions that invest in businesses with strong ESG characteristics. The investment philosophy core to these solutions are the “three t’s” which are embedded into the stock selection process. The three t’s focus on the targets the chosen ESG index (FTSE Developed ESG Low Carbon Emissions Select Index) has in regard to the parent index. The three targets are: a 20% improvement in ESG rating; a 50% reduction in carbon emissions intensity; and a 50% reduction in fossil fuel reserves intensity. The process also includes a number of exclusions, including specific thermal coal-based exclusions.

Case study: Aegon Asset Management Ethical Equity

Launched in 1989, the Aegon Ethical Equity fund is one of the oldest and largest ESG investment offerings in the UK market. The fund is a concentrated portfolio (currently 63 holdings) of UK stocks that excludes companies engaged in unethical activities and integrates ESG considerations in bottom-up analysis. In order to ensure that the ethical exclusions remain appropriate to meet client objectives, the management team formally reviews the ethical criteria every two years through feedback from investors and their advisers. As a result of the last client survey in 2019, the move was made to exclude all firms involved in activities commonly held to be environmentally unsound, in breach of internationally recognized conventions on biodiversity, or in energy intensive industries not tackling climate change – effectively excluding fossil fuel companies from the investible universe of the fund. Although the strategy does not employ an explicit thematic approach to investment selection outside of the pre-defined ethical exclusions, climate change is naturally an important factor for many of the companies considered. Current climate-related investments include companies involved in renewable energy, social and environmental infrastructure, and sustainable materials.

Case study: ABN AMRO Aegon Global Impact Equities

The ABN AMRO Aegon Global Impact Equities fund offers a focused portfolio of 40-80 high quality companies with the intent to contribute to measurable positive social and environmental impact alongside financial returns. The portfolio invests in listed companies globally, including in emerging markets and across sectors. The investment process combines top-down quantitative elements with bottom-up research, including impact assessments and ESG research. The fund deploys an investment approach combining exclusions, positive screening and impact investing. Detailed net impact analysis is undertaken as part of the stock picking process, which aims to identify and invest in companies providing products and services that capitalize on long-term sustainability trends. Climate change is naturally a crucial factor for many of the companies considered; global emissions must quickly decline for the world to stay below its Paris Agreement limits, which will create risks for some companies but opportunities for others. Current climate-related investments include companies involved in renewable energy production and its supply chain, sustainable manufacturing technologies, energy efficiency, building insulation, and the circular economy.

Risk Management

Identification and Management

Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. 2020 saw no material changes to the overall climate risk identification, assessment and evaluation processes described in previous years’ disclosures.

Case study: Climate Scenarios in ORSA

In anticipation of future regulation, representatives from the Climate Change Working Group worked with the Risk function to revise and improve a climate change chapter for the Aegon N.V. 2020 Own Risk and Solvency Assessment (ORSA). In addition to refreshing the content to reflect the latest developments in climate science and regulation, we also undertook an initial look at the potential financial impact of climate scenarios on our investment portfolios. While the specific numerical results quickly illustrated that further investigation and refinement of macroeconomic and portfolio scenario data is required, the overall outcome was encouraging and demonstrated that existing financial risk management processes and tools were fit to analyze climate risk.

Active Ownership

Engagement with Corporates

As an institutional investor, Aegon expects investee companies to work towards reducing their environmental impact. Aegon engages with the companies it invests in both individually and collectively through networks to encourage better climate-related

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	418

risk practices, including emissions measurement, disclosure, target setting and reporting in line with TCFD recommendations.

Aegon and Aegon Group companies are active members or participants in several collaborative initiatives targeting climate action, including but not limited to: Principles for Responsible Investment (PRI), the lnstitutional lnvestors Group on Climate Change (IIGCC), Climate Action 100+ (CA100+), the ShareAction Investor Decarbonization lnitiative, and CDP.

For further details on Aegon’s active ownership activities, see the Aegon Asset Management Responsible Investment and Active Ownership reports.

Case study: Climate-aligned voting

In their report Voting Matters 2020, responsible investment NGO ShareAction analyzed a sample of proxy voting behavior of the world’s largest asset managers in the period from September 2019 to August 2020. The report highlighted the commitment to climate-aligned voting by Aegon Asset Management in the Netherlands on behalf of its clients as one of only three asset managers to vote 100% in favor of climate action-oriented shareholder resolutions. This is illustrative of Aegon’s overall commitment to climate action, recognizing both the need for strong concerted action to address the climatet crisis as well as the multiple approaches available for Investors to affect change.

Engagement with Policymakers

Aegon acknowledges the importance and necessity of government action in addressing climate change. Engagement with policymakers is critical to shaping Aegon’s investment environment, and Aegon works independently and in collaboration with industry groups to engage on key climate issues.

At the European level, Aegon supports the goals of the European Commission’s Action Plan on Financing Sustainable Growth and recognizes the important role that financial actors play in the transition to a low-carbon economy. Both individually and through trade groups, Aegon’s Government and Policy Affairs team and climate experts have engaged with officials and contributed to consultations on the corresponding sustainable taxonomy and ESG disclosure regulations, the incorporation of sustainability risks into the Solvency II regulatory regime, and the development of standards for the reporting of non-financial information. Aegon has also continued to advocate for action to complete the Capital Markets Union to unlock capital from institutional and cross-border investors to fund sustainable transition projects in Europe.

Metrics and Targets

Own Operations

Aegon measures and reports annually on its operational carbon footprint. Our main operations (US, Netherlands, UK and Asset Management) have been carbon neutral since 2016 by reducing their facility-level emissions and supporting offset projects in cooperation with the NGO ClimateCare. In 2019, we extended the scope of our offsetting to cover all of our wholly-owned operations. An overview of our total operational emissions can be found in the non-financial data tables (pages 406-410).

Case study: Aegon Netherlands targets

In line with obligations under the Dutch National Climate Agreement and the Spitsbergen Ambition, Aegon Netherlands is focusing efforts on measuring and reducing the greenhouse gas emissions associated with its business activities. Our operations in the Netherlands have set themselves a target of reducing the per-employee CO2 emissions by at least 50% by 2030 against 2018 levels. We aim to achieve this via multiple measures including improving the energy efficiency of our buildings, making greater use of technology to reduce business travel, and providing employees with more sustainable commuting options.

Investments and Holdings

In 2018 we began to measure and report on the carbon footprint of our Investments, With a focus on our proprietary Investment portfolio in the Netherlands. New for 2020 is the first measurement of our global General Account holdings.

The figures are representative of the largest asset classes in our global General Account: corporate and sovereign bonds. As a globally diverse investor, the climate impact of our asset mix largely mirrors the regional economies where our business units operate. Business units may provide additional climate disclosure in line with local commitments, requirements and/ or regulations.

Global General Account - Holdings by Asset Class

Global general account by asset class

(in %)

Source: Aegon calculation. Values as of 31 December 2020.

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	419

Corporate Fixed Income

Global General Account – Corporate Fixed Income

		Corporate Fl	Coverage

Absolute footprint	tCO2e	4,878,000	77%

Relative intensity	tCO2e/EURm invested	110	77%

Weighted average carbon intensity	tCO2e/EURm revenue	430	84%

Carbon Risk Rating	Sustainalytics rating	9.4	63%

Source: Aegon calculation. Values as of 31 December 2020. Climate metrics calculated per Methodology section below. Relative intensity, weighted average carbon intensity, and carbon risk values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary. Certain information ©2021 Sustainalytics, MSCI ESG Research L.L.C. and Bloomberg Finance L.P. Reproduced with permission. Not for further distribution.

Corporate fixed income results are dominated by holdings in the utilities, energy, and materials sectors where their contribution to the footprint and intensity of the account greatly outweighs their financial position. The chart below provides an indication of active weight by sector against both the absolute footprint and weighted average carbon intensity (WACI)

Global General Account - Corporate Fixed Income Detail

Active contribution by sector

(in%)

Sovereign Fixed Income

Global General Account - Sovereign Fixed Income

		Corporate Fl	Coverage

Absolute footprint	tCO2e	13.863,000	98%

Relative intensity	tCO2e/EURm invested	500	98%

Weighted average carbon intensity	tCO2e/EURm GDP	330	98%

Carbon vulnerability	ND GAIN rating	67	98%

Source: Aegon calculation. Values as of 31 December 2020. Climate metrics calculated per Methodology section below. Relative intensity, weighted average carbon intensity and carbon vulnerability values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary.

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	420

While our largest sovereign holdings are in US and EU member state issued bonds, the results are dominated by holdings from other countries, including emerging markets, where their contribution to the footprint and intensity of the account greatly outweighs their financial position. The chart below provides an indication of active weight by sector against both the absolute footprint and weighted average carbon intensity (WACI).

Global General Account – Sovereign Fixed Income Detail

Active contribution by region

(In%)

Methodology

Corporate fixed income metrics were calculated following the Partnership for Carbon Accounting Financials (PCAF) guidelines and include scope 1 and 2 emissions. For sovereign assets, Aegon follows a “whole economy” approach based on country-level emissions and GDP. Weighted Average Carbon Intensity (WACI) was calculated in line with TCFD recommendations. Carbon Risk for corporate issues is measured using Sustainalytics Carbon Risk Rating, while climate vulnerability for sovereign issues is measured using the Notre Dame Global Adaptation Initiative (ND-GAIN) Country Index.

Carbon footprint metrics are useful for better understanding existing exposure to direct carbon emissions; however, they are only snapshots of performance at a single (past) point in time, and the size of footprint is not necessarily representative of current or future investment risk. Unfortunately, they do not directly capture other climate considerations such as transition or physical risk nor how prepared an issuer may be for the transition to a net zero carbon economy. Reductions in carbon footprint or carbon intensity of an investment portfolio may be achieved simply by re-allocating capital to sectors with less direct climate impact – which would not result in any real overall carbon reduction. Furthermore, while exclusionary approaches may be appropriate for activities with no role in a net-zero carbon economy (e.g. thermal coal, oil sands) or as part of specific investment strategies, depriving certain carbon-intensive sectors of capital could limit their ability to reduce emissions – which could be especially harmful to those sectors expected to play a critical role into the future (e.g. steel, cement).

Next Steps

Aegon will seek to continue to improve its climate change strategy, governance, and approach to risk and opportunity measurement and implementation in the coming years. As the Company’s experience with climate issues grows, Aegon will look to increase the breadth of disclosures and further incorporate climate considerations across our business as appropriate.

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	421

UN Principles for Sustainable Insurance (PSI)

As a signatory, Aegon annually reports on actions taken to

implement the PSI’s four principles:

Principles	Actions taken (2020)
1.	We will embed in our decision-making environmental, social and governance (ESG) issues relevant to the insurance business.	ESG is integrated in how we operate. Aegon has its Responsible Business and
Investment Committee, consisting of relevant Management Board members, Chief
Investment Officers and senior management. They discuss ESG matters related to the business and investing on a quarterly basis, and provide advice to Aegon’s Executive
Board. Additionally, as per our Executive Board’s Remuneration Policy, 50% of a
member’s variable compensation is related to non-financial performance indicators, of which at least one must be ESG-related and clearly support the wider interests of society. New as of January 1, 2021, is the Global Head of Corporate Sustainability
function, which was created to further embed ESG into how Aegon operates.

Our public ESG policies and frameworks are available at aegon.com. In 2020, Aegon made a concerted effort to update the Human Rights Statement and the Vendor Code of Conduct, to reflect current best practice.

ESG risks are covered by Aegon’s risk universe and in 2020 climate risk was more explicitly recognized in the risk universe, given its increasing relevance and the need to manage the impact on Aegon’s risk profile. Risk management regularly interacts and cooperates on ESG risks, including climate risk, with the Global Corporate
Sustainability Team reporting into the CEO and the Climate Change Working Group
(CCWG) of the Responsible Business and Investment Committee chaired by a member of Aegon’s Management Board. This is covered in more detail in the Responsible
Business section and the Task Force on Climate-related Financial Disclosures (TCFD)
section of this report. Of note for 2020 were the recognition of climate change and loss of biodiversity as material topics in the Aegon Business Environment Scan.

Through our products we offer financial solutions for vulnerable groups in, for example, insurance for people living with HIV in Brazil. We are also working towards more inclusive products via our Qualitative to Quantitative (Q2Q) pilot, which should vastly reduce human bias. From an investment perspective, ESG integration and active ownership are principles we follow across all decisions and portfolios. Aegon Asset
Management is a signatory to the Principles for Responsible Investment.

For more information, please see:
Business Environment Scan – page 16; Responsible business at Aegon – page 24;
Non-financial policies, procedures and outcomes – page 87; Enterprise Risk
Management (ERM) framework – page 111; Task Force on Climate-related Financial
Disclosures – page 415.

2.	We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.	For clients, guided by our overarching Responsible Investment Policy, Aegon Asset
Management (AAM) has established a Responsible Investment Framework that reflects these key elements including similar policies put forward by AAM’s clients. Our
Responsible Investment Framework is structured as follows:

1.  ESG integration – Material ESG factors are fundamental to our investment decision-making across all AAM portfolios. By integrating ESG considerations into traditional financial analysis, the AAM research team arrives at an independent view of an issuer’s fundamentals.

2.  Active ownership – We actively engage with investee companies across a wide range of industries to improve their ESG profile and address sustainability issues, often in cooperation with other investors to maximize our influence. We also exercise any shareholder voting rights we have to support our engagement efforts and enhance long-term value creation for all stakeholders.

3.  Solutions – AAM provides a range of responsible investment solutions to pursue ESG objectives alongside financial returns. These solutions are categorized into four types: exclusion-based strategies, best-in-class strategies, sustainability-themed strategies, and impact investments.

For vendors, in 2020, we replaced Aegon’s previous Sustainable Procurement Policy with a new Vendor Code of Conduct, which sets out the minimum standards our partners must commit to. This document reflects the consistent approach to responsible business that we aim to foster throughout our organization.

We have started using SAP Ariba, a vendor lifecycle management platform for registering third parties and monitoring them through data feeds. Moreover, Aegon is an early adopter of Ariba Risk Management technology, which supports our third party risk management processes and enables us to invite vendors to contribute to a risk assessment directly from the Ariba system.

CONTINUED >

All page numbers in this table refer to Aegon’s 2020 Annual Report on Form 20-F, unless otherwise stated.

Where there are several examples, we have included principal references only.

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	422

In addition, Aegon now works with an external assessment company, EcoVadis, that evaluates the ESG risks involved in our partnerships with suppliers. The EcoVadis assessment categories are aligned with the standards laid out in our Vendor Code of Conduct, including key topics such as a supplier’s environmental policies and their labor, human rights, and ethics record. The EcoVadis results can be integrated into our Ariba platform, creating greater oversight of a vendor’s ESG credentials. This partnership allows us to take a more proactive approach to responsible business. Should the external assessment reveal that a partner falls short of our expectations, we can work with them on corrective actions. We believe that this new system for risk management gives us more comprehensive oversight of our partners’ ESG policies, actions, and results. We are now better able to choose suppliers we can trust, and thus to be a good corporate citizen, creating sustainable value for the societies we operate in. In 2020, we decided that we would assess our top 250 vendors by spend (representing 80% of Aegon’s total procurement spend).

For more information, please see: Responsible investment – page 31; Responsible procurement – page 42.

3.	We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.

Aegon has a dedicated Global Government & Public Affairs department, whose aim is to support regulators and lawmakers. We advocate worldwide for people to have access to insurance and financial services, for people to be aware of opportunities for flexible employment in old age and for governments to plan and provide for their citizens in an age of increasing longevity. Aegon also encourages financial literacy around the world and engages with individuals and policymakers in service of helping people to achieve wealth and health wherever we can. Aegon is active in many international projects that aim to fulfill this goal; for example, an Organisation for Economic Cooperation and Development (OECD) working group on the future of work, and the Living, Learning, and Earning Longer initiative led by the World Economic Forum (WEF), the OECD, and US-based retirement interest group AARP. Within Aegon, our Silver Starters program (developed jointly with the Leyden Academy on Vitality and Ageing) provides online entrepreneurship coaching to over- 50s, to promote lifelong learning and healthy attitudes to aging.

For more information, please see: Society – page 27

4.	We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	Each year, we publish progress against the PSI principles. Our progress report is included as part of our Annual Report on Form 20-F, and is available at aegon.com.

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	423

UN Sustainable Development Goals (SDGs)

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

Sustainable Development Goal	Aegon contribution to relevant SDG targets (examples)

Aegon strategic SDGs

No poverty End poverty in all its forms everywhere

Contribution to target 1.2

•  Aegon the Netherlands colleagues have been offered training on how to advise friends and family on managing their personal finances during the pandemic and beyond (page 25)

•  Transamerica launched a comprehensive CARES Act Customer Support Initiative to encourage retirement plan sponsors to offer these new distribution options to participants requiring access to funds, putting customers’ minds at ease (page 36)

•  Aegon the Netherlands introduced a ‘Blue Heart’ program that enabled people facing financial difficulties, as a result of the pandemic, to postpone their payment (page 37)

Good health and well-being Ensure healthy lives and promote well-being for all at all ages

Contribution to target 3.4/3.8/3.A

•  Our Silver Starters program (developed jointly with the Leyden Academy on Vitality and Ageing) provides online entrepreneurship coaching to over-50s, to promote lifelong learning and healthy attitudes to aging (page 28)

•  In our engagement process, we entered into a dialog with pharmaceutical companies involved in the development of COVID-19 treatments, to ensure fair access to essential medicines, and in particular, vaccines for people around the world (page 31)

•  Under COVID-19, Aegon International also accelerated hospitalization benefits in China and expanded benefit coverage to COVID-19 for customers in India (page 37)

•  Aegon excludes tobacco from its investments to help address health concerns over smoking (page 90)

Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all

Contribution to target 7.2/7.3

•  The Aegon Asset Management Ethical Equity fund’s climate-related investments include companies involved in renewable energy, social and environmental infrastructure, and sustainable materials (page 417)

•  The ABN AMRO Aegon Global Impact Equities fund’s climate-related investments include companies involved in renewable energy production and its supply chain, sustainable manufacturing technologies, energy efficiency, building insulation, and the circular economy (page 417)

Decent work and economic growth Promoted sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

Contribution to target 8.5/8.7/8.10

•  In the spirit of Aegon’s WinSocial pioneering offering of insurance to people living with diabetes mellitus, Aegon looks forward to leveraging its proprietary digital underwriting capabilities (Q2Q) to begin issuing policies to qualifying individuals living with HIV in 2021 (page 26)

•  Aegon was the first company in the Netherlands to make agreements with trade unions in its collective labor agreement on equal pay for men and women and Aegon UK has publicly reported its gender pay gap data since 2017, as required by law (page 39)

•  Aegon faces the most potential human rights risks in its indirect business relationships, which is why human they are at the core of newly updated Vendor Code of Conduct and our Responsible Investment Policy (page 44)

Climate action Take urgent action to combat climate change and its impacts

Contribution to target 13.2/13.3

•  Aegon the Netherlands is a signatory to the 2019 Dutch National Climate Agreement alongside Aegon Asset Management’s unit in the Netherlands (page 25)

•  In 2015, Aegon signed the Paris Pledge for Action, affirming our commitment to ensure that the ambition set out by the Paris Agreement is met or exceeded (page 28)

•  Aegon the Netherlands performed an assessment on the impact of climate change on the General Account asset values and the increase and timing of life and non-life insurance claims (page 416)

•  In 2018 we began to measure and report on the carbon footprint of our investments, with a focus on our proprietary investment portfolio in the Netherlands and new for 2020 is the first measurement of our global General Account holdings (page 418)

CONTINUED > Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	424

Sustainable Development Goal	Aegon contribution to relevant SDG targets (examples)

Other SDGs (where Aegon also makes a contribution)

Zero hunger To end hunger, achieve food security and improved nutrition and promote sustainable agriculture	Contribution to target 2.2 • Aegon donates GBP 20,000 to Aegon Breakfast Clubs in Edinburgh (page 5)

Quality education Ensure inclusive and quality education for all and promote lifelong learning	Contribution to target 4.7 • Aegon also completed the universal roll-out of our Let’s Talk: Inclusion e-learning program on unconscious bias and how to identify and tackle it (page 41)

Gender equality Achieve gender equality and empower all women and girls

Contribution to target 5.1/5.5

•  Transamerica was named one of the 100 Best Companies for Working Women for a second consecutive year (page 40)

•  The Central Agency for Statistics in the Netherlands (CBS), at the request of Aegon the Netherlands, identified an overrepresentation of men in senior (and thus higher-paid) positions and Aegon is now taking steps to address this via target setting, succession planning and investigating a potential glass ceiling (page 40)

•  In 2020, we exceeded our target of 30% female representation across our worldwide senior management, achieving 32%, and for 2021 set the target at 34% (page 41)

Industry, innovation and infrastructure Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation

Contribution to target 9.4

•  Aegon Asset Management engaged a leading multinational steelmaker, who has introduced its first ‘green steel’ solutions for customers, which include steel produced via carbon-neutral processes as well as through the use of ‘green’ hydrogen generated from renewables (page 33)

Reduced inequalities Reduce inequality within and among countries

Contribution to target 10.3/10.4

•  Aegon’s 2020 Global Employee Survey shows that 79% of employees believe they can be their authentic selves at work and have equal opportunity to succeed (page 7)

•  A priority during AAM’s ongoing engagements with investee companies has been to encourage companies to provide more transparent disclosure in terms of their diversity policies, programs, and targets (page 31)

•  In 2020, Transamerica founded Black Professionals for Change, a new employee resource group, which is already having an impact, with a series of conversations called ‘Straight Talk on the Black Experience’ (page 40)

•  Aegon the Netherlands set a goal for 2020 to hire 10 new employees from disadvantaged backgrounds, which they did not achieve, but did identify the challenges to overcome to make this program a success (page 41)

Sustainable cities and communities Make cities and human settlements inclusive, safe, resilient and sustainable

Contribution to target 11.1

•  In the United States we have investments that provide affordable housing to individuals and families that meet median household income requirements (page 235)

•  Aegon the Netherlands has also invested in long-term residential property leases in the affordable housing segment (page 241)

Responsible consumption and production Ensure sustainable consumption and production patterns

Contribution to target 12.2/12.6

•  We aim to capitalize on changes to our standard working practices as a result of COVID-19 to further reduce the footprint of our direct business operations (page 28)

•  Year to year, the share of renewable electricity within our wider electricity mix is consistently greater than 95% (pages 29 and 409)

Life on land

Protect, restore and promote sustainable use of terrestrial eco-systems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss

Contribution to target 15.5

•  Aegon the Netherlands joins 25 financial institutions to launch the Finance for Biodiversity Pledge, calling on world leaders to commit to reverse nature loss this decade (page 5)

Peace, justice and strong institutions

Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels

Contribution to target 16.1/16.5

•  Aegon’s Code of Conduct sets out rules and guidelines that shape and govern the actions of all our employees, which commits us to complying with all legal and regulatory requirements and to prevent insider dealing, corruption, and bribery (page 41)

•  Under the Aegon Responsible Invest Policy, we exclude investment in controversial weapons (page 90)

Partnerships for the goals Strengthen the means of implementation and revitalize the Global Partnership for Sustainable Development

Contribution to target 17.16/17.17

•  Aegon is active in many international projects, for example, an Organisation for Economic Cooperation and Development (OECD) working group on the future of work, and the Living, Learning, and Earning Longer initiative led by the World Economic Forum (WEF), the OECD, and US-based retirement interest group AARP (page 28)

•  AAM is a signatory to the UN Principles for Responsible Investment (PRI) (page 32)

•  Aegon is a signatory to the UN Principles for Sustainable Insurance (PSI) (page 421)

Note: in our analysis, we excluded two SDGs, where our contributions are not sufficiently material (primarily because of the nature of our business and the location of our operations). These SDGs are ‘clean water and sanitation’ (SDG6), and ‘life below water’ (SDG14). For more information on the SDGs, see https://www.un.org/sustainabledevelopment/sustainable-development-goals/

Aegon Annual Report on Form 20-F 2020

Reference tables and reporting frameworks	425

International Responsible Business Conduct Agreement (IRBC Agreement)

In July 2018, Aegon stated its intent to support the spirit and objectives of the Dutch International Responsible Business Conduct Agreement for the insurance sector (also known as ‘the covenant’). By doing so, Aegon will attempt to act, where possible, in accordance with the objectives and undertakings agreed in the covenant and will be receptive to commitment, cooperation, and knowledge-sharing during the implementation of the covenant. The covenant is a collaborative initiative of the Dutch government, non-governmental organizations, and Dutch insurers.

The objective of the covenant is to prevent, mitigate and/or remediate adverse impacts on stakeholders and the environment, which are caused or contributed by our investee companies. The covenant asks insurance companies to apply investment policies and practices in accordance with the processes and principles of the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights.

Aegon N.V.’s Responsible Investment Policy draws heavily on the aforementioned Principles and guidelines. The Policy is instrumental to Aegon’s investment practices as are executed by Aegon Asset Management; the Group’s global asset manager responsible for managing most of Aegon N.V.’s investments. Aegon Asset Management conducted a global investment screening at the beginning of 2020 to identify investee companies that allegedly breach the Principles and Guidelines, as well as the wider UN Global Compact Principles (or are at risk doing so). On top of this, our screening exercise looked specifically at access-to medicines programs, biodiversity controversies, animal welfare policies, and community rights controversies. Applying these findings, we set the prioritization for our engagement activity, which in 2020 saw Aegon Asset Management start or continue engagements with 75 companies. In most cases, Aegon Asset Management continues the process of engagement until we believe that the portfolio company is aligned with our policies, although exclusion ultimately remains an option.

As in previous years, good health and well-being (UN Sustainable Development Goal 3) continues to be one of our focal themes. The outbreak of COVID-19 confirmed our decision to address access to adequate health services and improve access to medicine. To avoid situations in which health emergencies push people into bankruptcy or poverty, we believe it is crucial to strive for universal health coverage and sustainable financing for health. Equally important health issues we address include antimicrobial resistance, better nutrition, and availability of medicine for orphan diseases. Through the engagement activities of Aegon Asset Management, we are addressing the opioid crisis via Investors for Opioid and Pharmaceutical Accountability (IOA) and conducting bilateral engagements with large pharmaceutical companies to improve access to medicine.

Mitigating climate change (SDG 13) remains one of our other focus areas, together with clean and affordable energy (SDG 7). Climate change is an inescapable global challenge, representing one of the greatest systemic risks for society. As greenhouse gas emissions continue to rise, the negative effects of global warming are increasingly clear: shifting weather patterns, rising sea levels, frequent and prolonged extreme weather events. All of which have adverse impacts on the livelihoods of many humans and the entire ecosystem. With human activities resulting in about 1°C of warming to date, achieving the objectives of the Paris Agreement to limit the increase in temperature to 1.5°C—along with the associated Dutch national climate agreement (‘Klimaatakkoord’) goal of achieving a 50% reduction in emissions by 2030 on the way to net zero around 2050—will require focus and dedication. Therefore, we continue to engage with companies in the high-emitting energy, industrial and utility sectors. We must encourage and persuade them to accelerate their journey to net-zero emissions. Not only in the long-term interest of the planet, also because the existence of these companies itself, the jobs they offer, and the future value of our investments are increasingly at risk. Those that do not adapt to this new reality, will eventually be excluded as we phase-out our thermal coal and oil sands investments.

For more detail on our climate actions, see our Task Force on Climate-related Financial Disclosures (TCFD) section at page 415. More information on the active ownership practices of Aegon Asset Management on behalf of Aegon and other clients, can be found in the Active Ownership Report 2019.

Aegon Annual Report on Form 20-F 2020

Glossary	426

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

Cash Capital at Holding, which is rather a measure of Holdings liquidity, can be defined as the sum of the Holding company assets, less capital investments, less matched short term assets, less other adjustments. Management of Cash Capital at Holding is based on a similar approach as the management of the Group and Local Unit capitalization, using a range approach and a ladder of intervention to trigger timely conversations and escalating management actions.

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

Aegon Annual Report on Form 20-F 2020

Glossary	427

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

Aegon Annual Report on Form 20-F 2020

Glossary	428

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

Aegon Annual Report on Form 20-F 2020

Glossary	429

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

Monetary items are units of currency held and assets and liabilities to be received or paid in a fixed or determinable number of units of currency.

Aegon Annual Report on Form 20-F 2020

Glossary	430

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

Aegon Annual Report on Form 20-F 2020

Glossary	431

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

Aegon Annual Report on Form 20-F 2020

Abbreviations	432

Abbreviations

AFM Authority for the Financial Markets

ALM Asset Liability Management

DNB Dutch Central Bank

DOL Department of Labor

EIOPA European Insurance and Occupational Pensions Authority

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

ICS Insurance Capital Standard

ORSA Own Risk and Solvency Assessment

PPI Premium Pension Institution

PSI Principles for Sustainable Insurance

SDG Sustainable Development Goals

SEC United States Securities and Exchange Commission

SEE Southern & Eastern Europe

Aegon Annual Report on Form 20-F 2020

Disclaimer	433

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
t	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
t	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
t	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;
◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆	Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
◆	Customer responsiveness to both new products and distribution channels;

Aegon Annual Report on Form 20-F 2020

Disclaimer	434

◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;
◆	Changes in the policies of central banks and/or governments;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆	Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the anticipated exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;
◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and
◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

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

Aegon Annual Report on Form 20-F 2020

Contact	435

Contact

Head office

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Investor relations

Telephone: +31 (0) 70 344 83 05

E-mail: ir@aegon.com

Media relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Karyn Polak

Telephone: +1 443 475 3480

E-mail: Karyn.Polak@transamerica.com

Colophon
Consultancy and design	DartGroup, Amsterdam (NL)
Editing and production	Aegon Corporate Communications (NL)
Typesetting	DartGroup, Amsterdam (NL)

Aegon Annual Report on Form 20-F 2020

436

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

Aegon Annual Report on Form 20-F 2020

Index to Exhibits	437

Exhibits

Index to Exhibits

1	Articles of Association. (1)
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

Aegon Annual Report on Form 20-F 2020

Signatures	438

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.

/s/ Matthew J. Rider

Matthew J. Rider

Chief Financial Officer

Date: March 17, 2021

Aegon Annual Report on Form 20-F 2020

aegon.com